Form 20-F
period 1998-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 1998-09-29
CIK 769594

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                               ----------------

                                   FORM 20-F

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1998
                         COMMISSION FILE NUMBER 1-8910

                               ----------------

                     NIPPON DENSHIN DENWA KABUSHIKI KAISHA
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                                     JAPAN
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)
       19-2, NISHI-SHINJUKU 3-CHOME, SHINJUKU-KU, TOKYO 163-8019, JAPAN
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE
                                     ACT:

            TITLE OF EACH CLASS           NAME OF EACH EXCHANGE  ON WHICH
                                                    REGISTERED


 Common stock, par value (Yen)50,000 per
             share ("Shares")                 New York Stock Exchange*


   American Depositary Shares ("ADSs")        New York Stock Exchange
each of which represents 1/200 of a Share
--------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

                               ----------------

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
                                     ACT:

                                     None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:

                      6% Global Notes Due March 25, 2008

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

  Common stock, par value (Yen)50,000             15,912,000 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]  Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                                    PART I
 ITEM 1  --DESCRIPTION OF BUSINESS......................................    2
 ITEM 2  --DESCRIPTION OF PROPERTY......................................   28
 ITEM 3  --LEGAL PROCEEDINGS............................................   28
 ITEM 4  --CONTROL OF REGISTRANT........................................   28
 ITEM 5  --NATURE OF TRADING MARKET.....................................   29
 ITEM 6  --EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY...   31
 ITEM 7  --TAXATION.....................................................   33
 ITEM 8  --SELECTED FINANCIAL DATA......................................   35
 ITEM 9  --MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS...................................   35
 ITEM 9A --QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK....   47
 ITEM 10 --DIRECTORS AND OFFICERS OF REGISTRANT.........................   49
 ITEM 11 --COMPENSATION OF DIRECTORS AND OFFICERS.......................   51
 ITEM 12 --OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
            SUBSIDIARIES................................................   51
 ITEM 13 --INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...............   51
                                    PART II
 ITEM 14 --DESCRIPTION OF SECURITIES TO BE REGISTERED...................   51
                                   PART III
 ITEM 15 --DEFAULTS UPON SENIOR SECURITIES..............................   51
 ITEM 16 --CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES..................................................   52
                                    PART IV
 ITEM 17 --FINANCIAL STATEMENTS.........................................   52
 ITEM 18 --FINANCIAL STATEMENTS.........................................   52
 ITEM 19 --FINANCIAL STATEMENTS AND EXHIBITS............................   53
 SIGNATURES..............................................................  54

  In this annual report, except as otherwise specified, the "Company" refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the "registrant"), "NTT" refers to the Company and its subsidiaries and any of their respective predecessors in business, and the "predecessor corporation" refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of the Company prior to April 1985.

  References to fiscal years are to 12-month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

                                EXCHANGE RATES

  In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for convenience of the reader the translations of yen into dollars have been made at the rate of 132 yen to the dollar, the approximate rate of exchange on March 31, 1998, the date of the most recent balance sheet included herein.

  On September 14, 1998, the noon buying rate in New York City for cable transfers payable in yen as announced for customs purposes by the Federal Reserve Bank of New York on such date was $1 = (Yen)133.22.

  The following table sets forth for the periods indicated certain information concerning the exchange rate for Japanese yen and U.S. dollars, based on the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

  YEARS                                                 YEN PER DOLLAR
  ENDED                                        ---------------------------------
MARCH 31                                        HIGH   LOW   AVERAGE(1) YEAR-END
--------                                       ------ ------ ---------- --------
1994.......................................... 114.20 102.40   107.13    102.40
1995.......................................... 105.38  86.85    98.48     86.85
1996.......................................... 107.29  81.12    96.95    107.00
1997.......................................... 124.54 104.49   113.20    123.72
1998.......................................... 133.99 111.42   123.57    133.29
1999 (through September 14, 1998)............. 147.14 128.96   138.94

--------
(1) The average of month-end rates during the period.

                                    PART I

ITEM 1--DESCRIPTION OF BUSINESS

THE COMPANY/NTT

  NTT is the largest provider of telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into six major classes: telephone services, telegraph services, leased circuit services, data communication facility services, sale of telecommunication equipment and other services.

  The Company was established under the Nippon Telegraph and Telephone Corporation Law (the "NTT Law") and is responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The Company is subject to regulation of certain aspects of its management under the NTT Law. The Company, together with other Type I Carriers, is regulated by the Minister of Posts and Telecommunications ("MPT") under the Telecommunications Business Law (the "Telecom Business Law"). See "Description of Business--Regulation."

  In 1985 there were significant changes in the legislative and regulatory framework for telecommunications in Japan, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, NTT was the sole domestic telecommunications carrier in Japan.

  On April 1, 1985, the Company was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the Nippon Telegraph & Telephone Public Corporation Law on August 1, 1952 to take over from the Japanese Government (the "Government") the provision of nationwide telephone, telegraph and related telecommunications services in Japan. All Government-owned assets relating to such services were transferred to the predecessor corporation. In April 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. ("KDD"). The Company owns approximately 10% of the share capital of KDD, the balance being owned by the public.

  At the same time that the Company was incorporated as a private company in 1985, the Telecom Business Law opening the Japanese telecommunications services industry to competition came into effect. The Telecom Business Law authorizes the MPT to regulate two types of companies: Type I Carriers, such as the Company, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 1998, there were 153 Type I Carriers and 5,871 Type II Carriers.

  In June 1997, the Diet passed the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (the "Revision Law"). The Revision Law implements a plan proposed by the Ministry of Posts and Telecommunications, and accepted in principle by the Company, to reorganize the Company. Under the Revision Law, the Company will continue to exist but will operate primarily as a holding company (the "Holding Company") with its businesses reorganized into three newly established companies, a regional company serving eastern Japan ("East-Nippon Telegraph and Telephone Corporation"), a regional company serving western Japan ("West-Nippon Telegraph and Telephone Corporation") and a long distance company, the name of which has yet to be decided (referred to herein as the "Long Distance Company"). The Revision Law also allows the Company to enter, through one or more subsidiaries, the international telecommunications business before the reorganization of the Company upon approval of MPT. The part of the Revision Law relating to the reorganization of NTT will become effective at a date to be established by Cabinet order not later than December 20, 1999 and the part of the Revision Law allowing the Company to enter the international telecommunications business through one or more subsidiaries became effective immediately. The Company established wholly owned subsidiaries: NTT Worldwide Telecommunications Corporation ("NTT-WT") as a special Type II international telecommunications company and NTT Worldwide Network Corporation ("NTT-WN") as a Type I international telecommunications company in July 1997 and in September 1997, respectively. See "Description of Business--Global Businesses". It is contemplated that following the reorganization the Long Distance Company will engage in the international telecommunications business in addition to the domestic long-distance business.

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999. NTT plans to take advantage of the opportunities presented by the Revision Law to effectively compete in extremely challenging international markets, actively promote expansion of global telecommunications and multimedia businesses, and further enhance its operations. See "Description of Business--Reorganization".

  The Company's Shares are listed on the Tokyo Stock Exchange and all other stock exchanges in Japan. In 1994, the Company listed its shares on the New York Stock Exchange in ADR form and listed its shares on the London Stock Exchange.

  On November 24, 1995, the Company capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split thereby distributing to the shareholders of the Company the benefits of the sale of NTT DATA Corporation ("NTT DATA") stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912 thousand.

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares of the Company, have been allowed to own Shares. However, the aggregate amount of the Company's voting rights which may be owned by foreign nationals and foreign corporations must be less than 20% of the Company's total voting rights. The Company is prohibited from registering ownership of Shares by such persons in excess of such limit. See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other limitations Affecting Security Holders. Under the Revision Law, this restriction will continue with respect to shares of the Holding Company.

RELATIONSHIP WITH THE GOVERNMENT

  The Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of the Company. However, any increase in the number of Shares attributable to issuance of new Shares, including Shares issued upon the conversion or exercise of any convertible debentures or debentures with preemptive rights, are not included in calculating the proportion of the Shares held by the Government for this purpose.

  The total number of outstanding Shares of the Company at the time of its establishment was 15,600 thousand. Until October 1986, the Government owned 100% of the outstanding Shares of the Company. Out of the 10,400 thousand Shares held by the Government which were permitted to be sold under the NTT Law, the Government has sold 5,400 thousand Shares to a variety of individual and institutional investors since October 1986.

  In December 1990, the Ministry of Finance announced its intended framework for selling the remaining 5,000 thousand Shares. In the framework, it was intended that:

   (i) as a basic rule, of the 5,000 thousand Shares, 2,500 thousand Shares would be consistently sold, at a rate of approximately 500 thousand Shares per fiscal year;

  (ii) the amount of Shares sold per fiscal year would be adjusted based on market conditions notwithstanding any pre-determined plan as described in (i);

  (iii) the other 2,500 thousand Shares permitted to be sold would be retained for the time being.

  As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares amounted to 15,912 thousand and the number of Shares permitted to sell amounted to 5,100 thousand. As of March 31, 1998, the Government owned 65.5% of the outstanding Shares.

  The NTT Law requires that any disposition of the Company's Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget. The Government has calculated the limit as one million Shares, comprised of 500,000 Shares permitted to be sold under the budget for fiscal year 1999, and 500,000 Shares undisposed of in fiscal year 1998. At September 14, 1998, no such sales had been made.

  Under the Revision Law, the Government is required to hold one-third or more of the total number of the issued Shares of the holding company. Disposal of Shares held by the Government is required to be within the number of Shares decided by the Diet in the relevant annual budget.

BUSINESS OVERVIEW AND STRATEGY

  The distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each others' markets through mergers and alliances. Direct competition has begun in the local call market as the interconnection of local switches was established with regional operators. Cable Television (CATV) operators have also begun providing telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators are stepping up their activities in the Japanese market by obtaining necessary licenses and other preparations.

  NTT believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications services.

  The Company has completed the full digitization of its domestic communications networks in December 1997. The Company is now moving forward with the creation of fiber-optic access networks, which will enable the provision of advanced services, including the transmission of video images. NTT thinks that the main focus of management is shifting from establishing infrastructure to developing and expanding multimedia services as a means of promoting information distribution on its digitized infrastructure.

  In global businesses, NTT is devoting its efforts to providing global system integration services for multinational corporations and expanding its overseas carrier businesses. The Company will actively expand the areas of provision and service options for its international telecommunications services through its international telecommunications subsidiaries toward full-scale entry into the international telecommunication market following the reorganization.

  NTT is seeking to continue to enhance operational efficiency and further improve operational performance by streamlining its operations. The Company has made significant changes to its facility management and maintenance operations as well as its directory assistance services. The NTT Group as a whole will direct its efforts toward broadening the scope of its business interests and bolstering its management structure.

PRINCIPAL BUSINESS ACTIVITIES

  NTT is the largest provider of telecommunications services in Japan. Its predominant business is providing nationwide telecommunications services. NTT's services fall into six major classes: telephone services, telegraph services, leased circuit services, data communication facility services, sale of telecommunication equipment and other services. NTT's principal service is providing customers with nationwide domestic telephone service through exchange lines and cellular telephones and the Personal Handy-phone System
(PHS). Revenues from each of these classes over the last three years are as follows:

                                                  YEARS ENDED MARCH 31,
                                             ----------------------------------
                                                1996        1997        1998
                                             ----------  ----------  ----------
                                                    (BILLIONS OF YEN)
Telephone services.......................... (Yen)5,558  (Yen)6,038  (Yen)6,306
% of Total Operating Revenues...............       70.3%       68.4%       66.7%
Telegraph services.......................... (Yen)   97  (Yen)   99  (Yen)   92
% of Total Operating Revenues...............        1.2%        1.1%        1.0%
Leased circuit services..................... (Yen)  393  (Yen)  429  (Yen)  488
% of Total Operating Revenues...............        5.0%        4.9%        5.2%
Data communication facility services........ (Yen)  301  (Yen)  338  (Yen)  373
% of Total Operating Revenues...............        3.8%        3.8%        3.9%
Sale of telecommunication equipment......... (Yen)  606  (Yen)  890  (Yen)  970
% of Total Operating Revenues...............        7.7%       10.1%       10.3%
Other services.............................. (Yen)  953  (Yen)1,028  (Yen)1,221
% of Total Operating Revenues...............       12.1%       11.7%       12.9%

  The following table sets forth certain information concerning NTT's principal facilities and operations as of the dates indicated.

                                                       MARCH 31,
                                        ---------------------------------------
                                         1994    1995    1996    1997    1998
                                        ------- ------- ------- ------- -------
TELEPHONE SERVICES:
Telephone subscriber lines
 (thousands)..........................   58,459  59,583  60,774  61,223  60,186
Cellular telephone subscribers
 (thousands)..........................    1,323   2,206   4,936  10,960  17,984
PHS subscribers (thousands)...........      --      --      393   1,850   1,906
Public telephones (thousands).........      820     801     799     794     777
TELEGRAPH SERVICES:
Telegrams (thousands).................   44,997  43,288  41,385  40,198  37,564
Telex subscribers (thousands).........       20      18      15      12      10
LEASED CIRCUIT SERVICES:
Conventional circuits (thousands).....    1,018   1,025   1,001     967     902
High-speed digital circuits
 (thousands)..........................       20      31      57     107     169
OTHER SERVICES:
Integrated Services Digital Network
 (ISDN) subscribers:
  INS-Net 64 (thousands)..............      235     337     510   1,037   2,286
  INS-Net 1500 (thousands)............        5       6      10      22      34
Open Computer Network (OCN) services
 (thousands)..........................      --      --      --        1     159
Digital data exchange (DDX) services:
  Digital Data Exchange-Packet (DDX-
   P).................................   39,439  36,740  33,424  31,821  30,625
  Digital Data Exchange-Telephone
   Packet (DDX-TP)....................  370,833 410,739 432,457 444,788 446,522
  Frame Relay (Super Relay FR)........      --       28     565   3,942  15,701
Pocket pager subscribers (thousands)..    4,948   5,355   6,328   5,836   3,908
Facsimile network subscribers
 (thousands)..........................      601     678     812   1,015   1,128
Employees (thousands).................      248     235     231     230     226

  TELEPHONE SERVICES

  Revenues from telephone services were 66.7% of operating revenues in fiscal year 1998. NTT's telephone services consist of telephone subscriber, cellular telephone, PHS, public telephone, and other services. NTT is the principal provider of fixed-line telephone subscriber services in Japan, providing approximately 60 million subscriber lines nationwide. NTT is also the largest provider of cellular telephone services in Japan with approximately 18 million cellular telephone subscribers. NTT provides both local and long-distance telephone services, but until recently did not provide international services. Under the new law relating to the reorganization of the Company, the Company is now permitted to offer international services through one or more subsidiaries upon approval of MPT. See "Description of Business--Reorganization", "-- Regulation" and "-- Global Businesses".

  (i) Telephone Subscriber Services

  Telephone subscriber service is NTT's principal business activity. Due to an increase in sales of INS-Net services and cellular telephones, the number of subscriber lines in service decreased 1.04 million from the previous fiscal year to 60.19 million subscriber lines at the end of the fiscal year 1998. Although this is the first time that the total number of subscriber lines at the end of fiscal year has decreased from the previous year, management attributes that about 80% of the increase in ISDN subscribers represents a shift from telephone subscribers and when combined with ISDN services, the number of subscribers recorded year-on-year growth. Residential use accounted for approximately 70.2% and business use accounted for approximately 29.8% of telephone subscriber lines. Penetration rate at the end of the fiscal year was approximately 477 subscriber lines per 1,000 inhabitants.

  In fiscal year 1998, the Company's end to end fixed-line telephone traffic decreased from the previous year in terms of number of calls as well as hours of use. Management attributes that declines in telephone subscribers and the sluggish Japanese economy had a negative impact on the Company's traffic. Number of calls and hours of use decreased slightly when combined with ISDN.

  The following table sets forth the Company's end to end traffic of fixed telephone and ISDN services :

                                                   YEARS ENDED MARCH 31,
                                            -----------------------------------
                                               1996        1997        1998
                                            ----------- ----------- -----------
                                             NUMBER OF CALLS (MILLION CALLS) :
Fixed line telephone.......................      78,201      79,891      73,668
ISDN (Voice mode)..........................         904       1,613       3,569
ISDN (Digital mode)........................         758       1,276       2,151
                                            ----------- ----------- -----------
Fixed line telephone and ISDN total........      79,863      82,780      79,389
                                            =========== =========== ===========
                                                   YEARS ENDED MARCH 31,
                                            -----------------------------------
                                               1996        1997        1998
                                            ----------- ----------- -----------
                                              HOURS OF USE (MILLION HOURS) :
Fixed line telephone.......................       3,535       3,441       3,240
ISDN (Voice mode)..........................          29          56         122
ISDN (Digital mode)........................          27          65         168
                                            ----------- ----------- -----------
Fixed line telephone and ISDN total........       3,591       3,561       3,531
                                            =========== =========== ===========

  Current monthly charges for telephone exchange lines vary according to business or residential use and the number of subscribers' exchange lines in the message area for local calls. Current call charges for telephone exchange lines vary according to distance, duration, day and time of day.

  Since April 1, 1985, the effective date of the Telecom Business Law, the Company has made numerous rate changes, amounting to an aggregate (Yen)982 billion rate reductions through March 31, 1998. In certain areas competing Type I Carriers (so called "NCCs" New Common Carriers) have acquired their market positions mainly by offering long-distance telephone services at rates less than the Company's. In fiscal year 1997, the Company's share of inter-prefecture calls between all prefectures in Japan dropped to 64.3% based on the number of calls.

  In February 1998, the Company reduced the rate for daytime calls over 100 kilometers from (Yen)110/3 minutes to (Yen)90/3 minutes. This rate reduction has eliminated price advantages held by NCCs for the first time. Management believes that operating profitability, which has been weakened by intense rate competition, has started to improve.

  Despite the Company's rate reductions, primarily in long-distance rates, long-distance profits had continued to support local services until fiscal year 1996. In order to rebalance its rate structures, the Company sought, in addition to reductions of long-distance rates, the development of a new rate structure for local services, such as telephone exchange lines, local calls and directory assistance, which would reflect the costs of providing such services to the fullest extent possible. As part of this effort, the Company revised its monthly charges for telephone exchange lines and directory assistance service charges in February 1995 and October 1995.

  The Company applied to MPT in December 1997 for a further revision of its directory assistance service charges. This revision was partially implemented in May 1998 following the approval of MPT and is expected to be further implemented in May 1999. This revision is expected to have the effect of increasing the Company's revenues by (Yen)15 billion per 12-month period.

  The following tables set forth charges currently applied to telephone subscriber services:

Installation Fee:  (Yen)72,800

                                                SUBSCRIBER LINE CHARGES (MONTHLY
                                                      CHARGERS PER LINE):
                                                --------------------------------
NUMBER OF SUBSCRIBERS                            400,000   50,000 TO  LESS THAN
  IN A LOCAL AREA                                OR MORE    400,000     50,000
---------------------                           ---------- ---------- ----------
Residential.................................... (Yen)1,750 (Yen)1,600 (Yen)1,450
Business....................................... (Yen)2,600 (Yen)2,450 (Yen)2,300

Dialing charges (Call duration for (Yen)10 from a subscriber telephone)*:

                           8 A.M. -            7 P.M. -          11 P.M. -
                            7 P.M.            11 P.M.**            8 A.M.
                      ------------------  ------------------  ----------------
Local area...........    3 min. ((Yen)10)    3 min. ((Yen)10)  4 min. ((Yen)10)
Adjacent area........   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
Up to 20 km..........   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
20 km--30 km.........   45 sec. ((Yen)40)   45 sec. ((Yen)40)  1 min. ((Yen)30)
30 km--60 km.........   36 sec. ((Yen)50)   36 sec. ((Yen)50)  1 min. ((Yen)30)
60 km--100 km........ 22.5 sec. ((Yen)80)   30 sec. ((Yen)60) 45 sec. ((Yen)40)
Over 100 km..........   20 sec. ((Yen)90) 22.5 sec. ((Yen)80) 30 sec. ((Yen)60)

--------
*  Amounts in ( ) are charges for 3 minutes.
** Also includes weekends and holiday daytime calls.

  NTT is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. At the same time, the Company has sought to develop and provide services to satisfy customer needs. This included the introduction of such new services as "Number Display" service (Caller ID). "Number Display," introduced in October 1997, allows the calling party's telephone number to be displayed on the called party's telephone handset before the telephone is answered.

  NTT has introduced several optional calling plans to different customer segments. These services include "Telechoice" (a discount plan for toll calls to specified area codes), "Telejozu" (an optional discount calling plan), "Telewise" (a monthly toll-call charge discount service) and "Telehodai" (a monthly flat rate for local/adjacent area calls made during midnight/early morning hours used most often for the Internet).

  The interconnection of local switches with telecommunications operators, which began during fiscal year 1998 through the Company's Group Centers (GCs, or local switching offices), brought direct competition for local telephone services for the first time.

  The Company introduced two new calling plans during fiscal year 1998 to compete more effectively. "Area Plus" service allows customers to make three-minute calls to adjacent areas, or up to 20 kilometers, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night hours and early morning) by paying a fixed monthly fee. "Time Plus" service enables local calls to be made at a cost of (Yen)10 for five minutes within their own local calling area ((Yen)10 for seven minutes during late night hours and early morning) by similarly paying a fixed monthly fee.

  (ii) Cellular Telephone Services

  NTT's cellular telecommunications and paging businesses are conducted throughout Japan by a subsidiary, NTT Mobile Communications Network, Inc. (NTT Central DoCoMo), and its eight regional subsidiaries (together, "NTT DoCoMo", a trademark which stands for "Do Communications over the Mobile Network"). NTT DoCoMo is Japan's leading mobile telecommunications services provider and is the largest cellular operator in the world as measured by total number of cellular subscribers. NTT DoCoMo offers a range of high-quality, high-mobility communications services such as cellular telephone services, paging services and other specialized mobile phone services (including maritime telephone, in-flight telephone and satellite mobile communications services) through its own advanced, networks. NTT DoCoMo also sells cellular handsets and pagers and related equipment. NTT DoCoMo is regulated as a Type I telecommunications carrier.

  NTT DoCoMo is the largest subsidiary of the Company in terms of consolidated operating revenues and operating income in fiscal year 1998. Although the Company owns 94.7% of the NTT Central DoCoMo, the Company is not actively involved in the daily management or operations of NTT DoCoMo and NTT DoCoMo's business operations are conducted independently of the operations of the Company and its other subsidiaries. In addition, transactions between NTT DoCoMo and the Company and each of the Company's other subsidiaries are conducted on an arm's length basis.

  On September 14, 1998, the Company announced that NTT Central DoCoMo will list its stock on the first section of the Tokyo Stock Exchange. In connection with this, the Company will sell 218,000 shares of NTT Central DoCoMo's non-par-value common stock. NTT Central DoCoMo will also issue 327,000 new shares as part of the offering. The offer price will be set by NTT Central DoCoMo and the Company in October, 1998 in consultation with the underwriters of the offering based upon the results of book-building by the underwriters. As a result of the offering, the Company's stake in NTT Central DoCoMo is expected to be reduced to 67.1%.

  The cellular telecommunications industry in Japan has experienced rapid growth in recent years. The total number of cellular telephone subscribers in Japan has grown from approximately 1.3 million at March 31, 1994 to approximately 31.5 million at March 31, 1998 which positions Japan as the second largest cellular market in the world. Penetration rate of cellular telephone service at the end of the fiscal year was approximately 250 subscribers per 1,000 inhabitants. NTT DoCoMo continues to be Japan's leading provider of cellular telephone services with aggregate subscriber base of approximately 18.0 million and an estimated market share of 57.0% as of March 31, 1998.

  The following table sets forth information regarding NTT DoCoMo's subscribers and its market share:

                                                     MARCH 31,
                                          -----------------------------------
                                          1994   1995   1996    1997    1998
                                          -----  -----  -----  ------  ------
Cellular telephone subscribers (thou-
 sands).................................. 1,323  2,206  4,936  10,960  17,984
  Digital service (thousand).............     3    380  2,556   9,445  17,706
  Market share...........................  62.1%  51.0%  48.4%   52.5%   57.0%

  NTT DoCoMo was the first cellular operator in Japan to provide digital cellular service which it began offering in March 1993. NTT DoCoMo has constructed and operates its own state-of-the-art digital network and is the only cellular operator in Japan to have done so on a nationwide basis. At March 31, 1998, NTT DoCoMo's digital service areas covered 99.6% of the population in metropolitan areas and 98.8% of the population nationwide.

  In fiscal year 1998, NTT DoCoMo's cellular telephone traffic continued to grow from the previous year in terms of number of calls as well as hours of use in accordance with the expansion of its market.

  The following table sets forth information regarding NTT DoCoMo's cellular telephone traffic :

                                                                  1996 1997 1998
                                                                  ---- ---- ----
Hours of use (Million hours)..................................... 121  252  448

  Cellular telephone subscribers are billed for a fixed monthly charge and call charges which vary according to distance, duration, day and time of day.

  NTT DoCoMo has continuously reduced its call and other rates, including its monthly charge and subscription fee, and also provides optional calling plans that allow discounts for additional calls, and discount rates for calls on weekends, holidays and during night hours on weekdays. In December 1996, NTT DoCoMo abolished its subscription fee.

  In December 1996, revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications tariffs for such services as cellular telephones, PHS and pocket pagers.

  NTT DoCoMo offers a variety of plans for fixed monthly charges and call charges. The following table sets forth major charges currently applied by NTT Central DoCoMo to its Digital 800 MHz service under two basic monthly plans:

                         FIXED MONTHLY CHARGE                       CALL CHARGES
                         --------------------                       ------------
Plan A..................      (Yen)4,900      Charges set forth in the table below.
Plan B..................      (Yen)3,600      1.5 times the charges that are applied to Plan A service.

  Call charges for 3 minutes (weekdays):

CALLS ORIGINATING IN THE BUSINESS AREA OF CENTRAL    8 A.M.-  7 P.M.-  11 P.M.-
DOCOMO TO:                                            7 P.M.  11 P.M.   8 A.M.
-------------------------------------------------    -------- -------- --------
Fixed line telephone
  Within the business area of Central DoCoMo
    Within the originating prefecture............... (Yen)110 (Yen) 70 (Yen)50
    Outside the originating prefecture.............. (Yen)120 (Yen) 80 (Yen)50
  Outside the business area of Central DoCoMo
    To adjacent prefectures......................... (Yen)120 (Yen) 80 (Yen)50
    To other prefectures............................ (Yen)170 (Yen)100 (Yen)70
Cellular telephone of NTT DoCoMo
  Within the business area of Central DoCoMo and to
   adjacent prefectures............................. (Yen)120 (Yen) 70 (Yen)50
  Other areas....................................... (Yen)130 (Yen) 80 (Yen)60
Cellular telephone of other company
  All area.......................................... (Yen)130 (Yen) 80 (Yen)60

  NTT DoCoMo is the principal supporter of wideband-code division multiple access (W-CDMA) as the third-generation wireless communications platform for the next century. W-CDMA, which has been named the uniform European standard, will offer high-speed data rates enabling the integration of voice communications with far-reaching multimedia applications, such as full-motion video, Internet access and videoconferencing. NTT DoCoMo intends to commence W-CDMA services in 2001.

  In the Kanto area which includes Tokyo, NTT DoCoMo faces three competitors:
Nippon Idou Tsushin Corporation, Tokyo Digital Phone Co., Ltd. and Tu-ka Cellular Tokyo Inc. NTT DoCoMo faces similar competition in other areas.

  (iii) PHS Services

  NTT's PHS services are provided by NTT Personal Group, which consists of NTT Central Personal Communications Network Inc. and eight other NTT subsidiaries. PHS services were introduced in July 1995 in the Kanto area, which includes Tokyo, and parts of Hokkaido. In October 1995, NTT Personal Group commenced nationwide PHS services. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but PHS cannot be used in fast moving automobiles or trains.

  In fiscal year 1997, NTT Personal Group instituted interconnection between PHS and cellular telephones for more convenient use of PHS. In addition, in April 1997 it launched a 32 kilobit-per-second data communications service which enables the transmission of images and other types of data via PHS.

  The following table sets forth information regarding NTT Personal Group's subscribers and its market share:

                                                                MARCH 31,
                                                             ------------------
                                                             1996  1997   1998
                                                             ----  -----  -----
PHS subscribers (thousands).................................  393  1,850  1,906
  Market share.............................................. 26.1%  30.7%  28.3%

  NTT Personal Group faces competition from two groups. These competitors are DDI Pocket Telephone Group and ASTEL Group.

  Initially, PHS services grew rapidly by providing inexpensive services with small and lightweight terminals. In September 1997, the number of subscribers reached seven million. Since October 1997, however, the number of customers has steadily fallen and liabilities of NTT Personal have exceeded its assets. Consequently, NTT Personal Group began a review of its operations and major shareholders of NTT Personal Group also began to review the PHS businesses. As a result of its deliberations, NTT concluded that it would be difficult to continue PHS services through NTT Personal Group and decided to transfer its PHS businesses to NTT DoCoMo. NTT expects to complete the transfer within fiscal year 1999 and to liquidate NTT Personal Group following the transfer. NTT believes the transfer to NTT DoCoMo will create synergetic effects and improve its PHS business operations, and will allow NTT DoCoMo to develop new services based on the features of PHS.

  TELEGRAPH SERVICES

  Revenues from telegraph services were 1.0% of operating revenues in fiscal year 1998. This revenue category includes both telegram and telex services. In telegram services, the Company has sought to introduce new services; such as "D-MAIL," a telegram service that makes use of the Internet. Efforts to introduce new services were unable to offset a decline in the use of telegrams for weddings and condolences. In telex services, the number of subscribers continued to decline during the fiscal year, reflecting the ongoing shift toward the use of facsimile machines, e-mail and other alternative means of communication.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                          MARCH 31,
                                              ----------------------------------
                                               1994   1995   1996   1997   1998
                                              ------ ------ ------ ------ ------
Telegrams (thousands)........................ 44,997 43,288 41,385 40,198 37,564
Telex subscribers (thousands)................     20     18     15     12     10

  LEASED CIRCUIT SERVICES

  Revenues from leased circuit services were 5.2% of operating revenues in fiscal year 1998. Demand from corporations upgrading their communications systems continues to drive strong growth in high-speed digital leased circuit services. Sales of high-speed data transmission services, especially economical 64-kilobit-per-second lines, were strong. The number of high-speed digital circuits jumped 57.5% to 169 thousand. Sales of conventional leased circuits decreased 6.7% to 902 thousand as customers switched to high-speed communications services.

  To meet growing demand for low-cost, high-speed transmission, NTT introduced "Digital Access 64" in fiscal year 1997, which has reduced price by simplifying performance functions and offering different levels of maintenance. "Digital Access 128," which was launched during fiscal year 1998, also recorded a favorable performance. During the year, the Company also launched "ATM Megalink Services," which use asynchronous transfer mode (ATM) transmission to offer low-cost, high-speed, wide-area communications, as well as "Enterprise Services," which allows a telephone line to be used more efficiently by adjusting capacity.

  In an effort to rebalance its rate structure in its leased circuit services, the Company is gradually implementing tariff revisions for the services. Revisions took effect in September 1995, April 1996, April 1997 and April 1998. These revisions are estimated to have the effect of decreasing the Company's revenues by (Yen)42 billion per 12-month period.

  The following table sets forth information regarding the Company's leased circuit services:

                                                              MARCH 31,
                                                     ---------------------------
                                                     1994  1995  1996  1997 1998
                                                     ----- ----- ----- ---- ----
Conventional circuits (thousands)................... 1,018 1,025 1,001 967  902
High-speed digital circuits (thousands).............    20    31    57 107  169
  Digital Access 64/128 (thousands).................   --    --    --    7   59

  DATA COMMUNICATION FACILITY SERVICES

  Revenues from data communication facility services were 3.9% of operating revenues in fiscal year 1998. In this category, NTT develops data communications systems for clients, but retains ownership of the computer hardware and software and provides facility management and systems maintenance. Revenues are generated by monthly user fees which are paid by clients for the use of such systems, including the provision of management and maintenance. During the fiscal year, revenues grew as the monthly fees from systems already in use were bolstered. NTT prioritized marketing of such services as STAR-ACE, a sharing system for regional banks, as an important strategic product.

  The business of NTT's data communication facility services business is conducted by a subsidiary, NTT DATA. NTT DATA is the leading provider of information systems and computer networking in Japan. NTT DATA's business operations are conducted independently of NTT's other operations, and transactions with NTT are at arm's length. Although NTT DATA does not manufacture equipment itself, it develops flexible data communications systems tailored to its clients' needs by integrating computer software technology. NTT DATA has a strong relationship with financial institutions, corporations in the manufacturing and service sectors, and government organizations. Investment in information technology by these clients is expected to continue.

  NTT DATA listed its shares on the Tokyo Stock Exchange in April 1995 and, in connection therewith, issued 20,000 of its shares in a public offering for
(Yen)20,800 million. At such time, the Company also sold part of the shares of NTT DATA held by it. In February 1996, NTT DATA issued 33,000 new shares in a global offering for (Yen)100,650 million. Also in May 1998, NTT DATA raised
(Yen)150,370 million in a new issue of shares in a global offering and increased paid-in capital of the company by (Yen)75,185 million to
(Yen)142,520 million. As a result, the Company holds 54.19% of the shares of NTT DATA.

  SALE OF TELECOMMUNICATION EQUIPMENT

  Revenues from sale of telecommunication equipment were 10.3% of operating revenues in fiscal year 1998. Due to greater demand for cellular telephones, the Japanese mobile communications market showed rapid expansion during the fiscal year. Sales of cellular telephone terminals rose 12.4% while sales of PHS terminals decreased 8.5% from the previous fiscal year.

  NTT has sought to expand its range of products compatible with LANs and ISDN, as well as products compatible with "Number Display." In addition, NTT has aggressively sought to boost sales of corporate systems. Sales of stand-alone telephone handsets for the home, however, were stagnant.

  OTHER SERVICES

  Revenues from other services were 12.9% of operating revenues in fiscal year 1998. Other services provided by NTT include Integrated Services Digital Network (ISDN), digital data exchange, facsimile network (F-Net), pocket pager, Open Computer Network (OCN) services and system development services.

  The Company offers INS-Net 64 and INS-Net 1500 for its ISDN services. INS-Net services benefited from increased demand for Internet access and connection lines for LANs. The Company developed and launched new services, such as "Super Telewise" and "Telewise Wide" for INS-Net, which are based on combining and discounting long-distance call charges on several lines. The Company has also sought to reduce installation time. As a result, sales of INS-Net 64 services increased significantly with the number of subscribers growing 120.3% to 2.29 million over the previous fiscal year. INS-Net 1500 comprised 33.6 thousand subscribers, representing a 55.9% increase over the previous fiscal year.

  Strong growth in the number of ISDN circuits during fiscal year 1998 offset declines in conventional telephone subscribers. With monthly charges above those of ordinary lines, management expects INS-Net services to become an increasingly important earnings source.

  To further stimulate the demand of INS-Net services, in July 1997 the Company introduced "INS-Net 64 Light". "INS-Net 64 Light" makes ISDN more accessible to consumers by allowing installation expenses to be included in monthly charges, eliminating up-front financial outlays. Demand for this service is benefiting from the growing use of INS-Net for Internet access in the home, which is part of a strong trend that is increasing traffic on NTT's network. "Phoenix mini," another new service, leverages the benefits of INS-Net to offer low-cost video telephone services affordable to general consumers.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                              MARCH 31,
                                                      --------------------------
                                                      1994 1995 1996 1997  1998
                                                      ---- ---- ---- ----- -----
INS-Net 64 (thousands)............................... 235  337  510  1,037 2,286
INS-Net 64 Light (thousands)......................... --   --   --     --     86
INS-Net 1500 (thousands).............................   5    6   10     22    34

  For a discussion of ISDN traffic, see "Description of Business--Telephone Services".

  In December 1996, the Company launched OCN services to respond to the expansion of computer communications such as the Internet and LAN-to-LAN connections. OCN is based on a network completely different from the traditional telephone network and is constructed by using routers and a high-speed transmission network. To achieve efficient communications, OCN does not fix a communication circuit to a receiver before sending, but instead it divides information into packets and attaches an address to each packet. This makes OCN suitable for communication among computers where there is no necessity for a real-time response. OCN services are based on flat rate systems which are not based on distance or duration of communications and facilitates inexpensive connections to the Internet and other networks.

  During fiscal year 1998, the Company added service menus to fulfill customers' diversifying requirements, such as "OCN Standard" and "OCN Enterprise," new dedicated access services, and "OCN Dial Access Light," a dial-up access with a new rate plan. The Company has also expanded service areas in accordance with demand and provided a greater range of value-added services. At March 31, 1998, subscribers for OCN services reached 159 thousand.

  The Company introduced "Super Relay FR", a high-speed, large capacity frame relay service in November 1994. The frame relay, a data-exchange method, is simpler than a conventional packet exchange. The Company bolstered its "Super Relay FR" frame relay services for high-speed, high-volume data transmission to operate local area networks (LANs) and other systems with the addition of a flat monthly rate service for customers. The Company also launched a second class of frame relay service, which is a lower-cost service. At the same time, rates were reduced, long-term discounts introduced and the number of service items increased. Frame relay installations increased approximately 400% compared with the end of the previous fiscal year.

  Sales of facsimile communications services remained firm amid diversified uses reflecting the growing diffusion of facsimile machines in the home. The Company also took steps to broaden its range of services, including launching a new service that enables communications between personal computers (PCs) with facsimile functions and facsimile terminals.

  The number of pocket pager subscribers decreased 33.0% as users shifted to cellular telephones and PHS.

  System development services provide the development, and delivery and sale of data communications systems. Sales of ready-made or "packaged" data communications systems are also included in this category. During the fiscal year, NTT aggressively marketed SCAW Design Series, which handles core fields of corporate operations such as finance and production. System development services of NTT are provided by NTT DATA.

CAPITAL INVESTMENTS

  NTT's capital investments for the preceding three fiscal years are shown in the table below.

                                          BILLIONS OF YEN          MILLIONS OF
                                       YEARS ENDED MARCH 31,       U.S. DOLLARS
                                  -------------------------------- ------------
                                     1996       1997       1998        1998
                                  ---------- ---------- ---------- ------------
Expansion and improvement of
 services:
  Telephone...................... (Yen)1,796 (Yen)1,856 (Yen)1,774   $13,442
  Data communication facility....        127        155        132     1,005
  Other..........................        213        401        354     2,679
Research and development.........        155        147        158     1,195
Construction, improvement and
 renovation
 of office building, etc.........        423        519        544     4,121
                                  ---------- ---------- ----------   -------
  Total.......................... (Yen)2,714 (Yen)3,078 (Yen)2,962   $22,442
                                  ========== ========== ==========   =======

  NTT continues to make large capital investments to meet the demands for telecommunications services and for modernization programs. In recent years, a substantial portion of capital investments has been used to finance the installation of digital transmission and switching equipment throughout the Company's telecommunications network. The Company completed full digitization of subscriber terminal capacity in December 1997.

  In fiscal year 1999, NTT expects to make capital investments in an amount not significantly different from the levels of the past three fiscal years. The Company plans to provide coverage of optical fiber cables in the access network for approximately 100% of business areas by 2000 followed by a goal of 100% nationwide by 2010. The Company developed "New Optical Access System," which enables low-cost opticalization up to telephone poles near customers, at a cost almost equivalent to metallic cable. This speeds the deployment of optical fiber cables in the access network, bringing the Company one step closer to the full introduction of high-speed broadband networks.

SPINNING-OFF OF OPERATIONS

  NTT has taken necessary measures to improve its operational efficiency as well as expand into new business areas. To meet these purposes, NTT has invested in both subsidiaries and affiliated companies (20% to 50% owned by NTT). At March 31, 1998, the number of subsidiaries and affiliates of the Company was 272 and the Company had directly contributed approximately
(Yen)234 billion to them.

  The Company has been transferring to its subsidiaries such services as telecommunications software and systems development, facility management and maintenance, equipment sales, and directory assistance, thus streamlining its labor force. Subsidiaries that assume these functions will provide services not only to the Company but also to third parties, creating the potential for new revenue sources. In addition, separate units will take more responsibility, compared with when they were divisions of the Company, for the profit and loss of their operations. This will give a stronger incentive for the subsidiaries to boost revenues and cut costs. Arm's-length transactions within the NTT Group will clarify expenses and contribute to a corporate culture that is highly cost conscious.

  As part of this effort, the Company established a wholly owned subsidiary, NTT Communicationware Corporation ("NTT Comware"), to provide a wide range of services to the Company and other clients. NTT Comware was established in April 1997 and commenced services in September 1997. NTT Comware offers a wide range of telecommunications-related services, such as the development, production, operation and maintenance of systems, software and related equipment. The subsidiary provides the Company with communications software and systems services to support the corporation's telecommunications business, as well as providing such services to other telecommunications operators. NTT Comware began operations with 9,200 employees and paid-in capital of (Yen)20 billion.

  Such local-oriented operations as line installation and repair work have been transferred to NTT Telecom Engineering (TE) companies. TE companies also market telecommunications equipment and provide facility management. The number of employees of TE companies at March 31, 1998 was 44,500.

  To reduce the costs of providing directory assistance services, along with the introduction of new operating systems for such services, the Company has begun to contract out these services to its subsidiaries. The Company plans to fully contract out these services by the end of fiscal year 1999.

COMPETITION

  The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal year 1986. As a result, NTT faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the telecommunications services market. Many of these new companies have substantial capital, technological and other resources.

  The Telecom Business Law authorizes the MPT to regulate two types of companies: Type I Carriers, such as the Company, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 1998, there were 153 Type I Carriers and 5,871 Type II Carriers. The Company is the only Type I Carrier that is responsible for providing nationwide telephone service subject to the NTT Law. NTT DoCoMo and NTT Personal Group are Type I Carriers, and certain of the Company's other subsidiaries are General and Special Type II Carriers.

  Certain competing Type I Carriers (so called "NCCs"--New Common Carriers) have established microwave digital communications networks for their long-distance services. Other NCCs have access to nationwide rights-of-way along railway and utility lines and highways, which they have used to establish their own optical fiber digital networks. In the fall of 1987, several long-distance NCCs began offering telephone service to business and residential customers in the Tokyo-Nagoya-Osaka corridor, where most of the nation's large corporations have their head offices. These carriers have expanded their services to all prefectures and metropolitan areas in Japan. In fiscal year 1997, the Company's share of inter-prefecture calls between all prefectures in Japan dropped to 64.3% based on the number of calls. In addition to these long-distance NCCs, there are many other types of NCCs which provide their customers with basic telephone, cellular telephone, PHS, leased circuit, digital data exchange and pocket pager services. The offerings of telecommunications services by NCCs are in various stages of development, with several large NCCs completing their networks and some only recently introducing their network services.

  Competing Type II Carriers offer a wide range of services, including VAN, data processing and other services. Parent companies of many of these Type II Carriers include banks, trading companies, retailers, transportation companies and domestic and foreign computer and telecommunications equipment manufacturers.

  In recent years, the distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each others' markets through mergers and alliances. The interconnection with other operators, previously connected only through the Company's Zone Centers (ZC's, or toll switching offices), was realized in 1997 through the Company's Group Centers (GCs, or local switching offices). Tokyo Telecommunication Network Co., Inc. commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time. CATV operators have also begun providing telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators are stepping up their activities in the Japanese market by obtaining necessary licenses and other preparations.

  NTT believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications.

  For a discussion of market shares of NTT's major services, see "Description of Business--Principal Business Activities."

REORGANIZATION

  In June 1997, the Diet passed the Revision Law. The Revision Law implements a plan proposed by the Ministry of Posts and Telecommunications, and accepted in principle by the Company, to reorganize the Company. Under the Revision Law, the Company will continue to exist but will operate primarily as a holding company with its businesses reorganized into three newly established companies, East-Nippon Telegraph and Telephone Corporation, West-Nippon Telegraph and Telephone Corporation and the Long Distance Company. Under the Revision Law, the Holding Company is required to hold all the shares of East-Nippon Telegraph and Telephone Corporation and West-Nippon Telegraph and Telephone Corporation. The supplementary provisions of the Revision Law provide that for the time being after the reorganization the Holding Company will need MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in the Long Distance Company. East-Nippon Telegraph and Telephone Corporation will operate the regional telecommunications business in the eastern Japan prefectures of Hokkaido, Aomori-ken, Iwate-ken, Miyagi-ken. Akita-ken, Yamagata-ken, Fukushima-ken, Ibaraki-ken, Tochigi-ken, Gunma-ken, Saitama-ken, Chiba-ken, Tokyo-to, Kanagawa-ken, Niigata-ken, Yamanashi-ken and Nagano-ken; West-Nippon Telegraph and Telephone Corporation will operate the regional telecommunications business in the remaining prefectures of western Japan; and the Long Distance Company will operate the long-distance telecommunications business. The Long Distance Company will be subject to regulation under the Telecom Business Law as a Type I carrier, but will not be subject to regulation under the "New Law" (the Law Concerning the Nippon Telegraph and Telephone Corporation, etc. after revisions are made pursuant to the Revision Law). Each of East-Nippon Telegraph and Telephone Corporation and West-Nippon Telegraph and Telephone Corporation will be subject to regulation under the Telecom Business Law as a Type I carrier and will be subject to regulation under the New Law. However, the requirement of MPT approval with respect to the appointment of directors and corporate auditors and disposition of profits, which is currently required by the NTT Law, will not apply to East-Nippon Telegraph and Telephone Corporation or West-Nippon Telegraph and Telephone Corporation. The Revision Law also allows the Company to enter the international telecommunications business through one or more subsidiaries before the reorganization of the Company upon MPT approval. Additionally, under the Revision Law, taxes incurred to effect the required asset transfers will be reduced or eliminated. Also, in order to address issues raised by the Japanese system of taxation where consolidated tax reporting is not permitted, the Revision Law will allow East-Nippon Telegraph and Telephone Corporation and West-Nippon Telegraph and Telephone Corporation to enter into a burden-sharing systems for a term of up to three years. Under the burden-sharing systems, NTT West, which will provide services in the less profitable western Japan and might in the early years operate at a loss, will be able to share its expenses with East-Nippon Telegraph and Telephone Corporation, which will provide services in the more profitable eastern Japan.

  The part of the new law relating to the reorganization of NTT will become effective at a date to be established by Cabinet order not later than December 20, 1999 and the part of the new law allowing the Company to enter the international telecommunications business through one or more subsidiaries became effective immediately.

  On December 19, 1997 the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999.

  The Basic Principles stipulate items to be succeeded by East-Nippon Telegraph and Telephone Corporation, West-Nippon Telegraph and Telephone Corporation, and the Long Distance Company (the Successor Companies) such as:

    (i)  date of business activities to be transferred to the Successor
         Companies,

    (ii) types and scope of the telecommunications business activities to be transferred to the Successor Companies,

    (iii) research activities related to the telecommunications technologies to be transferred to the Successor Companies,

    (iv) assets and liabilities and other rights and obligations to be succeeded by the Successor Companies,

    (v) matters necessary to ensure fair competition in the field of telecommunications upon the transfer of the business activities to the Successor Companies, and

    (vi) other matters relevant to the proper and smooth transfer of the business activities to the Successor Companies.

  As to matters to ensure fair competition, the Basic Principles require that:

    (i) The Regional Companies shall have separate directors from those of the Long Distance Company.

    (ii) Employees shall not be temporarily transferred between the Regional Companies and the Long Distance Company.

    (iii) With respect to short-term loans of the Holding Company and the Successor Companies, such loans shall be undertaken separately.

    (iv) The Holding Company and the Regional Companies shall not procure equipment in collaboration with the Long Distance Company.

    (v) The form of interconnection between the Regional Companies and the Long Distance Company shall be substantially equal to the one used between the Regional Companies and other telecommunications carriers.

    (vi) Conditions of interconnection between the Regional Companies and the Long Distance Company shall be the same as those between the Regional Companies and other telecommunications carriers.

    (vii) The terms of trade for the provision of telecommunications services between the Regional Companies and the Long Distance Company shall be the same as the terms of trade between the Regional Companies and other telecommunications carriers.

    (viii) The Long Distance Company shall establish its own sales divisions. In the event that the Regional Companies undertake sales activities for the Long Distance Company to maintain users' convenience, conditions of these activities shall be the same as the terms used between the Regional Companies and other telecommunications carriers.

    (ix) Customer information and other such information provided between the Regional Companies and the Long Distance Company shall be the same as information provided between the Regional Companies and other telecommunications carriers.

    (x) The terms for disclosure to the Long Distance Company of information concerning the results of the research conducted by the Holding Company and the Regional Companies (except that related to Fundamental Research whose costs are borne by the Long Distance Company) shall be the same as those terms used for such disclosure to other telecommunications carriers.

  The Company believes that the Revision Law has considerable advantages in bolstering the collective strength of NTT's international telecommunications businesses and achieving growth. Shareholders' interests are secured under the Revision Law through equity ownership in the Holding Company, which will own the shares in the three newly established companies. Under the reorganization scheme, (1) the Company will continue its existence as a holding company with no change in share ownership, (2) the Company's shares will continue to be listed on stock exchanges and the conditions of share ownership will remain unchanged and (3) the Company will be able to avoid the erosion of its assets through reductions in or exemptions from taxes incurred to effect the required asset transfers, the introduction of intercompany burden-sharing systems and other special tax measures. Moreover, the Company believes that the Revision Law will enable (1) the Company to maintain service quality, because the three companies under the Holding Company would continue to cooperate, (2) the Company to retain current research and development capabilities through the unification of fundamental research activities in the Holding Company and (3) the Long Distance Company to enter the international telecommunications business and provide global end-to-end services, consequently promoting synergies within NTT and bolstering the global competitiveness of NTT.

REGULATION

  The Ministry of Posts and Telecommunications is the only regulatory body in Japan with responsibility for the telecommunications service industry. The Company together with other Type I Carriers is regulated by MPT under the Telecom Business Law in respect of various of its business activities. The Company is also subject to regulation under the NTT Law.

  In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that the Company was incorporated as a private company, the Telecom Business Law opening the Japanese telecommunications services industry to competition came into effect. Since then, the Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

  THE NTT LAW

  The NTT Law provides that the purpose of the Company is to operate a domestic telecommunications business. Under the NTT Law, the Company is responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law also provides that the Government must own one-third or more of the total number of the issued Shares of the Company. However, any increase in the number of Shares attributable to the issuance of new Shares, including Shares issued upon the conversion or exercise of any convertible debentures or debentures with preemptive rights, are not included in calculating the proportion of the Shares held by the Government for this purpose. Under the NTT Law, foreign ownership of Shares of the Company is restricted to less than 20%. See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders.

  The appointment of the Company's directors and corporate auditors is subject to approval by MPT. The Company also submits its business operating plan for each fiscal year, which sets forth the Company's proposed capital investments, for approval by MPT prior to the beginning of such year. Amendments to the business plan also require approval by MPT. In addition, the Company must obtain MPT approval to issue new Shares, convertible debentures or debentures with preemptive rights to acquire new Shares; to change the Company's articles of incorporation; to dispose of any profits; to amalgamate or dissolve the Company; and to transfer or mortgage its telecommunications trunk lines or other important telecommunications facilities. The Company is also required to submit its balance sheet, profit and loss account and business report to MPT within three months after the end of its fiscal year. To carry out his supervisory function, MPT may, when he deems it especially necessary, issue orders to the Company, and may require the Company to submit reports on its business activities.

  The NTT Law also provides for Governmental review of the situation of the Company within specified periods. Pursuant to this review, on March 30, 1990, the Government announced that, from the viewpoint of promoting fair and effective competition in the telecommunications services market, the Company should, among other things, (1) introduce and implement a system for conducting its local and long-distance telephone service operations in separate divisions and separately disclosing the revenues and expenditures related thereto, (2) facilitate connections with and the use of the Company's telecommunications network by other companies, (3) eliminate intracompany subsidies, (4) disseminate the results of research and development activities, and (5) within two years seek to transfer its mobile telecommunications business to a separate company. Furthermore, the Government announced that, from the viewpoint of improving the operations of the Company, among other things, steps should be taken (1) to promote the rationalization of the Company, (2) to ensure consideration of returns to the Company's shareholders, and (3) to implement the deregulation of the telecommunications services industry.

  Pursuant to a further review of the situation with respect to the status of the Company, in June 1997, the Diet passed the Revision Law. The Revision Law implements a plan proposed by the Ministry of Posts and Telecommunications, and accepted in principle by the Company, to reorganize the Company. Under the Revision Law, the Company will continue to exist but will operate primarily as a holding company with its businesses reorganized into three newly established companies, East-Nippon Telegraph and Telephone Corporation, West-Nippon Telegraph and Telephone Corporation and the Long Distance Company. The Long Distance Company will be subject to regulation under the Telecom Business Law as a Type I carrier, but will not be subject to regulation under the New Law. Each of NTT East and NTT West will be subject to regulation under the Telecom Business Law as a Type I carrier, and will be subject to regulation under the New Law. The Revision Law also allows the Company to enter the international telecommunications business through one or more subsidiaries before the reorganization of the Company upon MPT approval. The Long Distance Company is expected to operate international telecommunications business after the reorganization. See "Description of Business--Reorganization".

  The Revision Law provides that the purpose of the Holding Company is to hold all the Shares of East-Nippon Telegraph and Telephone Corporation and West-Nippon Telegraph and Telephone Corporation and to ensure proper and stable provision of telecommunications services by the Regional Companies as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The Revision Law also provides that the purpose of the Regional Companies is to operate regional telecommunications businesses. The Holding Company and the Regional Companies will be responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The Revision Law continues to require the Government to own one-third or more, and restricts foreign ownership to less than 20%, of the total number of issued Shares. The supplementary provisions of the Revision Law provide that for the time being following the reorganization the Holding Company will need MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in the Long Distance Company. The Revision Law also requires approval of MPT with respect to appointment or dismissal of directors and corporate auditors of the Holding Company. The Holding Company and the Regional Companies will be required to submit business operating plans for each fiscal year for approval by MPT prior to the beginning of such fiscal year. Amendments to the business plans will also require approval. The Holding Company and the Regional Companies will need MPT approval to issue new Shares, convertible debentures or debentures with preemptive rights to acquire new Shares; to change the articles of incorporation and to amalgamate or dissolve each company. Approval of MPT will be required for the disposition of profits of the Holding Company. The Regional Companies will need MPT approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. The Holding Company and the Regional Companies will be required to submit balance sheets, profit and loss accounts and business reports to MPT within three months after the end of its fiscal year. To carry out his supervisory function, MPT may, when he deems it especially necessary, issue orders to the Holding Company or to the Regional Companies, and may require these companies to submit reports on business activities.

  The following table summarizes certain of the major regulatory requirements applicable under the NTT Law and the New Law:

                             THE COMPANY    HOLDING COMPANY   REGIONAL COMPANIES
                          ----------------- ----------------- ------------------
                            (THE NTT LAW)              (THE NEW LAW)
--Obligatory Share-       One-third or more One-third or more   Unregulated
 holding
 by the Government
--Issuance of new Shares  MPT approval*     MPT approval*       MPT approval
--Foreign ownership of    Less than 20%     Less than 20%       Unregulated
 Shares
--Appointment of          MPT approval      MPT approval        Unregulated
 directors and corporate
 auditors
--Change of the articles  MPT approval**    MPT approval**      MPT approval
 of incorporation
--Disposition of profits  MPT approval*     MPT approval*       Unregulated
--Business operating
 plan                     MPT approval*     MPT approval*       MPT approval*

--------
 * Subject to consultation with the Minister of Finance.
** Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999. See "Description of Business--Reorganization".

  THE TELECOM BUSINESS LAW

  The Telecom Business Law authorizes MPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers are subdivided into Special Type II Carriers, which provide telecommunications facilities that exceed in scale the standards stipulated in the applicable Cabinet order or provide telecommunications facilities designed for communications between Japan and foreign points, and General Type II Carriers, which provide other services. Type I Carriers may also offer the same services provided by Type II Carriers. As of March 31, 1998, there were 153 Type I Carriers and 5,871 Type II Carriers.

  The Company is the only Type I Carrier that is responsible for providing nationwide telephone service subject to the NTT Law. NTT DoCoMo and NTT Personal Group are Type I Carriers, and certain of the Company's other subsidiaries are General and Special Type II Carriers.

  In June 1997, the Telecom Business Law was revised in part to remove the requirement that in connection with granting permission to an applicant to operate a Type I telecommunications business, MPT must determine that the telecommunications business to be provided by such applicant is appropriate in view of the demand for such business within the relevant area and that the commencement of such business will not result in an oversupply of telecommunications lines in the relevant area.

  In accordance with agreements reached in February 1997 of basic telecommunications negotiations under the administration of the World Trade Organization, the Telecom Business Law was revised in June 1997. Restrictions on the proportion of total voting shares held by foreign nationals, which had been limited to be one-third for Type I Carriers, is eliminated effective in February 1998 with the exception of the Company and KDD (KDD Law was abolished on July 30, 1998). See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders.

  In May 1998, the Telecom Business Law was revised to provide that even the Type II Carriers can possess telecommunications facilities as long as such facilities are connected to one specific customer and that Special Type II Carriers are limited to Type II Carriers which provide telecommunications facilities designed for communications between Japan and foreign points or provides voice communication services to the public through interconnections of public switched networks and leased circuits at each end. The revised law will become effective at a date to be established by Cabinet order not later than November 7, 1998.

  The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                          TYPE I CARRIERS            TYPE II CARRIERS
                          ---------------   ------------------------------------
                                            SPECIAL TYPE II     GENERAL TYPE II
Government Regulation:
a. Start-up of Services   Permission from   Registration with   Notification to
                          MPT required      MPT required        MPT required
b. Rates and Charges      Approval from     Notification to     Unregulated
                          MPT required*     MPT required
c. Foreign Capital        Unregulated**     Unregulated         Unregulated
 Participation

--------
* The revised Telecom Business Law stipulates that Type I Carriers will not in principle have to obtain approval from MPT but only notify MPT of their rates. See "Description of Business--Regulation--Rates."
** Except in the case of the Company where the restriction continues.

  RATES

  Type I Carriers establish their rates in conformity with guidelines established by the advisory committee to MPT. Basically, these guidelines provide for the establishment of rates that are reasonable for the society as a whole and that will produce estimated revenues in an amount equal to the "total cost" of each of the telecommunications services offered by each Type I Carrier. "Total cost" consists of basic costs (operating expenses, depreciation and taxes) plus a return on the assets of the business. Certain categories of rates designated in an ordinance issued by the Ministry of Posts and Telecommunications may be changed by notifying MPT (but without its approval). Other rates must be approved by MPT before they are made effective. Approval is granted if MPT determines, after consultation with an advisory committee to MPT, that the rate, among other things, is fair and reasonable in consideration of proper costs under efficient management, is calculated according to the properly and clearly stipulated method and does not include any provisions that unfairly discriminate against any person. The Company is a Type I Carrier and therefore must generally submit rates to MPT for approval.

  In May 1995, the Telecom Business Law was revised to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of changes in their rates if such rates fall within the categories of rates designated in ordinances issued by the Ministry of Posts and Telecommunications as those which would have relatively less impact on users' interests if they were to be changed. The revised law became effective in October 1995.

  In December 1996, revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications rates for such services as cellular telephones, PHS and pocket pagers.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998. Under the revised Law, Type I Carriers need not obtain approval from MPT but only notify MPT of their rates. For certain services to be provided by such carriers with "designated telecommunications facilities" and to be specified in an ordinance of the Ministry of Posts and Telecommunications, a price-cap system will be introduced. Under the price-cap system, an index will be annually fixed by MPT, and if the increase ratio of a new rate does not exceed such index, such carriers need not obtain approval from MPT but only notify MPT of their rates. The revised Law will become effective at a date to be established by Cabinet order not later than November 7, 1998. It is expected that until the reorganization, rates for regional telecommunications services provided by the Company will continue to be subject to MPT approval, while rates for such services provided by the regional companies after the reorganization will be subject to the price-cap system.

  Also in June 1998, the Ministry of Posts and Telecommunications released a report concerning universal services. The report concluded that the basic telephone services are indispensable to the national welfare and should be determined as "universal services" that require proper and stable provision with equal conditions across the country. While future potential was noted, ISDN and mobile communications services were excluded from the scope of universal services.

  In order to ensure the proper and stable provision with equal conditions of such universal services, emphasis has been placed in the report on the establishment of a "Universal Services Fund." The report proposed that, through contributions by operators to the fund, providers of universal services should be subsidized for the costs incurred to provide such services. It was also proposed that although international and long-distance telephone services should be included in the scope of universal services, such services should not be subsidized since competition among operators has already led to nationwide availability. The Ministry of Posts and Telecommunications is currently reviewing the possibility of establishing the fund.

  Certain subsidiaries of the Company are Type II Carriers and are treated differently than the Company for rate making purposes. Special Type II Carriers must notify MPT prior to putting new rates into effect. General Type II Carriers are unregulated with respect to rates.

  For a discussion of rates currently applied to NTT's telephone and ISDN services, see "Description of Business--Principal Business Activities."

  INTERCONNECTION

  In February 1995, the Company announced its basic approach to the opening of its networks to other carriers in order to promote competition and to further develop information telecommunications. In principle, the Company allows all other carriers wishing to establish interconnections to the Company's network to do so--provided the Company is compensated in a fair manner. Further, in September 1995, in order to promote competition in the local telecommunications field, the Company announced implementation of the interconnections of local switches and subscriber lines.

  Since then, the Company has held active discussions with other operators seeking to use its networks. The interconnection with other operators, previously connected only through the Company's Zone Centers (ZC's, or toll switching offices), was realized in 1997 through the Company's Group Centers (GCs, or local switching offices). Tokyo Telecommunication Network Co., Inc. commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time.

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt, and reasonable interconnections. The revision provides that every Type I Carrier is obligated, upon request, to allow other telecommunications carriers access to its network through interconnection. Limitations on access may be based only on the maintenance of network integrity, unreasonable injury to the interests of the Type I Carrier or such other reasons as MPT determines to be proper. In addition to this general requirement, every Type I Carrier which is to install a "designated telecommunications facility" (defined as a telecommunications facility to be installed by a Type I Carrier in a region where the Type I Carrier provides in excess of a percentage of telecommunications services as designated by MPT) will be required to submit each interconnection tariff determining interconnection charges to be received by the Type I Carrier and conditions for such interconnection to MPT for approval. MPT will issue approval if the conditions are technically and economically feasible, the interconnection charges for each function are in amounts determined by MPT, the charges are fair and impartial in view of the cost of such services, the interconnection conditions are not disadvantageous as compared to the conditions the Type I Carrier would impose to connect its own telecommunications facilities and there is no unfair discrimination against any particular telecommunications carrier. Each Type I Carrier installing a "designated telecommunications facility" will be required to publish each interconnection tariff in accordance with rules to be promulgated by MPT, to compile and publish accounts concerning the income and disbursements relating to interconnections to its "designated telecommunications facilities" and to recalculate its interconnection charges annually so that they are "fair and impartial" in light of the costs as calculated in such accounts. The revised Telecom Business Law became effective in November 1997.

  Following the revision to the Telecom Business Law, the Ministry of Posts and telecommunications designated certain telecommunications facilities as the "designated telecommunications facilities" in December 1997. Certain of the Company's facilities for its regional telecommunications services were designated as the "designated telecommunications facilities" due to the Company's dominant position in the local telecommunications market. The Company is subject to the special rules mentioned above applicable under the revised Telecom Business Law.

  In January 1998, the Company submitted its interconnection tariffs to the MPT for approval in connection with its designated telecommunications facilities. Such tariffs were approved in March 1998.

  The condition upon which access to networks, especially to local networks is offered, is of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the Company's local network may be expected to be a significant part of the operating costs of competing telecommunications carriers, and, as competition grows, increasingly important to the Company.

  The United States Government had appealed to the Japanese Government for a reduction in the interconnection charges and the introduction of "Long-run Incremental Cost Methodology" in calculating the interconnection charges. The U.S. Government stated that interconnection charges in Japan are set relatively higher compared with the international level, thus forming a barrier for U.S. companies to enter into the Japanese telecommunications market. Current interconnection charges in Japan are calculated based on "fully distributed historic cost," which compensates actual costs for the construction of the network. In contrast, Long-run Incremental Cost Methodology will calculate interconnection charges based on costs assumed to be incurred for construction of the current network with presently available equipment and technology.

  In May 1998, the U.S. Government and the Japanese Government reached an agreement to introduce Long-run Incremental Cost Methodology for the setting of interconnection charges. Specifically, it was agreed that:

  (i) a bill to revise the Telecom Business Law will be proposed to the regular Diet Session in the spring of 2000 in order to implement Long-run Incremental Cost Methodology as early as possible;

  (ii) due consideration will be paid to ensuring that the implementation of Long-run Incremental Cost Methodology would cause no disruption in the provision of universal service and that it would not prove destructive to end user rates and business operations of incumbent local operators;

  (iii) prior to the introduction of Long-run Incremental Cost Methodology based charges, the Japanese Government will, within the scope of its existing authority, promote the reduction of interconnection charges as much as possible.

  At this time, the ultimate results of the introduction of Long-run Incremental Cost Methodology on the financial position and results of operations of the Company cannot be determined.

  OTHER DEVELOPMENTS FOR DEREGULATION

  The following events represent major recent developments for deregulation in the telecommunications field.

  In July 1997, the Telecommunications Council in its report entitled "Vision 21 for Info-communications" recommended that in order to promote further competition in the telecommunications market, the Government should implement deregulation. In such report the Telecommunications Council recommended that the Government seek the introduction of "number portability" by fiscal year 2001 to assure that telephone numbers will not change with a change in carriers. The Ministry of Posts and Telecommunications aims to reach a conclusion by the end of fiscal year 1999.

  In accordance with MPT's policy, the Company began permitting interconnections of public switched networks and leased circuits at one end for voice in April 1995 and interconnections of public switched networks and leased circuits at each end in October 1996. As for the interconnection of both ends of international leased circuits with public switched networks, the Ministry of Posts and Telecommunications took measures for liberalization in December 1997 following the partial liberalization for internet telephony services.

  The Ministry of Posts and Telecommunications is currently having discussions on the introduction of "Presubscription." Presubscription will enable telephone subscribers to omit prefix numbers of the interconnecting operator's by prior selection and registration with the operator.

  In May 1998, the Diet passed the law to abolish the KDD Law. The law became effective on July 30, 1998.

RESEARCH AND DEVELOPMENT

  For the fiscal years 1998, 1997 and 1996, research and development expenses amounted to (Yen)288.9 billion, (Yen)328.5 billion and (Yen)318.1 billion, respectively, or 3.1%, 3.7%, and 4.0% of operating revenues.

  In the field of telecommunications, the increasingly widespread use of cellular telephones and personal computers (PCs) and soaring demand for such computer-based communications as the Internet demonstrate that the multimedia market is growing and that an environment where diverse information is distributed globally is becoming firmly established. Against this backdrop, NTT is engaged in creating diverse, high-quality multimedia services for the purpose of promoting a prosperous and future-oriented society based on information distribution. With this aim, the Company has devoted vigorous efforts to the research and development of leading-edge and basic technologies that will support telecommunications in the future.

  In fiscal year 1997, the Company developed "New Optical Access System" to install fiber-optic cables as close as possible to customers' homes as part of the basic technology for high-speed wide area networks that will be needed as the age of multimedia matures. The Company began introducing this system in March 1998. The Company also successfully substituted low-cost crystallized glass for expensive zirconium used in ferrules, a key component of fiber connectors.

  The Company also developed technologies that will form the core of multimedia services and ensure that information is freely distributed. Such developments include a system that will allow any user to easily transmit audio and visual data over the Internet using a PC and a video content sales system that protects copyrights. Furthermore, with a focus on the globalization of information distribution, the Company completed developing one of the world's largest Japanese semantic dictionaries, containing words whose meanings are divided into approximately 3,000 categories. Plans call for the application of this to Japanese-English machine translation systems.

  To ensure that users have full access to the contents of their choice, and that intellectual property rights are protected, the Company developed an image distribution system with an imbedded identification scheme to prevent unauthorized copying. The system will facilitate the electronic marketing of such digital materials as photographs and artwork and is part of our ongoing efforts to promote the full realization of electronic commerce.

  The Company tested a pilot system known as "InterSpace" that provides digital sound and visual communications in a three-dimensional computer environment. The system was the first to let users combine a digital image of their own face with simulated "cyber bodies." The trial ran from July 1997 to March 1998, testing electronic messaging and multiplayer games, and involved approximately 10,000 people.

  In March 1998, the Company introduced its Multiple Access Protocol Over SONET/SDH (MAPOS), which provides high-performance frame-based transfer and multiple access capabilities over Synchronous Optical Network (SONET)/Synchronous Digital Hierarchy (SDH) systems. MAPOS helps Internet service providers and large corporations reduce system congestion and improve response times. The protocol enables ultrahigh-speed transmission rates for Internet and intranet backbone networks, wide area networks (WANs), local area networks (LANs) and other large-volume applications.

  In April 1998, the Company unveiled its new ATM-based Passive Double Star Optical Access System (ATM-PDS), which is based on a high-speed access system standard expected to be formally adopted by the International Telecommunications Union in October 1998. The development of an international standard, by allowing mass production, will greatly reduce the cost of such systems. ATM-PDS transmits voice, text and visual data in ATM cells over passive optical networks to achieve transmission speed of 155 Mbps. Since one line card can be shared by up to 16 users, each user is assured transmission of 10 Mbps. This results in transmission speeds sufficient for advanced multimedia applications at a reasonable cost. The Company plans to commercialize the system by 1999.

  In light of the need to prevent global warming, the Company has promoted research and development focused on energy-efficient communications equipment, such as large-scale integration (LSI) circuits that can operate at low voltage, and announced its vision to reduce electric power consumption by 2010. The Company has already made great progress toward the realization of ultralow-power-consumption integrated circuits, including a successful experiment involving a silicon device that can be operated by a single electron.

  Introduction of the next generation mobile communication system capable of dealing with various and yet integrated contents such as voice, data and visual images is needed. Standardization of the next generation mobile communication system (IMT-2000 / FPLMTS) is moving forward with ITU (International Telecommunication Union). NTT DoCoMo has been actively involved with this standardization, and is the principal supporter of wideband-code division multiple access (W-CDMA) as the third-generation wireless communications platform for the next century. W-CDMA, which has been named the uniform European standard, will offer high-speed data rates enabling the integration of voice communications with far-reaching multimedia applications, such as full-motion video, Internet access and videoconferencing. NTT DoCoMo intends to commence W-CDMA services in 2001.

  After the reorganization of NTT becomes effective, the holding company will engage in fundamental research and development; and business-oriented applied research and development activities will be conducted by the three operating subsidiaries.

GLOBAL BUSINESSES

  In June 1997, the Diet passed the Revision Law. This new law, among other things, allows the Company to enter the international telecommunications business between Japan and other locations through one or more subsidiaries before the reorganization of the Company upon approval of MPT. See "Description of Business--Reorganization".

  NTT believes that entry into the international telecommunications market is necessary to provide the services that customers desire. NTT will take advantage of well-established client trust, technological know-how built up over many years and substantial financial resources to expand in the international arena. Specifically, NTT offers seamless, end-to-end international services through the integrated operations of the Group, meeting demand from multinational corporations, with a focus on the global networks of Japanese companies. Furthermore, NTT will explore the possibility of expanding its market scope to include smaller companies and consumers by providing comprehensive international services, from voice communications to data transmission. Although NTT intends to pursue its international services business independently, it will consider alliances on a service-by-service basis to create the highest level of competitiveness.

  (i) Global Services

  NTT is preparing to make full-scale entry into the international telecommunications services market following reorganization. NTT unifies its global telecommunications activities under the "Arcstar" name while providing global telecommunications services through its subsidiaries.

  In July 1997, the Company established a wholly owned subsidiary, NTT Worldwide Telecommunications Corporation ("NTT-WT"), as a special Type II international telecommunications company. NTT-WT and the Company's overseas subsidiaries cooperatively launched global end-to-end services in September 1997 mainly for multinational corporations, with a service area spanning major locations in the United States, Europe and Asia. It will expand geographic coverage and its range of value-added network services.

  In October 1997, the Company established another wholly-owned subsidiary, NTT Worldwide Network Corporation ("NTT-WN"), as a Type I international telecommunications company to provide facility-based international leased circuit services and international telephone services. With other consortium members, NTT-WN signed agreements for the construction and maintenance of the "China-U.S. Undersea Fiber Optic Cable Network" and the "Japan-U.S. Cable Network" in December 1997 and July 1998, respectively. Both networks will be world's largest-class submarine fiber-optic cables linking Japan and other Pacific Rim countries.

  In June 1998, NTT-WT and IBM Corporation agreed to provide international data transmission network services by connecting NTT-WT's international data transmission service, the Arcstar frame relay network, with the frame relay based services of IBM Global Network.

  Also in June 1998, NTT-WT and International Digital Communications Inc. ("IDC") agreed to a bi-lateral arrangement including sales and services. Under the agreement, NTT-WT will resell IDC's volume discount international telephone services, worldwide leased circuit and frame-relay services in addition to NTT-WT's Arcstar-brand global telecommunications services. IDC will become an agent for the sale of NTT-WT's domestic and international call discount resale services.

  (ii) Infrastructure Investments in Asia

  NTT has already been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  In November 1992, the Company participated in its first large-scale overseas telecommunications project to provide Thai Telephone & Telecommunication Public Co., Ltd. ("TT&T") with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993 TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. As of April 1997, the total number of telephone lines in service reached 1 million. The Company designates three board members and invested US$178 million in TT&T, acquiring a 18% ownership interest in TT&T.

  In March 1995, the Company signed an agreement with Smart Communications Inc. ("Smart"), a Philippine telecommunications operator providing mobile and international telecommunications, to provide technical assistance in its local telephone operations, including the installation of 700,000 lines. The Company designates two board members and has invested US$145 million, acquiring a 15% interest in Smart. Smart is the largest mobile service provider in the Philippines with a market share of over 40%.

  In July 1995, the Company agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that will install 400,000 telephone lines in central Java. The Company, as a member of a consortium formed with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15% of the total equity of the joint venture company, Mitra Global Telekomunikasi Indonesia (MGTI). The aggregate amount of investment will be about US$51 million. The Company participates in the management of MGTI by dispatching directors and technical personnel.

  In August 1997, the Company signed a contract with the Government of Sri Lanka and Sri Lanka Telecom Ltd. ("SLT") to become a strategic partner of SLT. The Company invested US$225 million in SLT, acquiring a 35% interest in SLT. An NTT executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is a sole provider of basic domestic and international telecommunications services in Sri Lanka.

  In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by the Company, and Vietnam Posts and Telecommunications Corporation (VNPT) jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The project will construct 240 thousand telephone exchange lines for an investment of approximately US$200 million.

  In May 1998, StarHub, a consortium comprising NTT, Singapore Technologies Telemedia (STT), Singapore Power (SP) and British Telecom (BT), was awarded both licenses by the Telecommunication Authority of Singapore (TAS) to provide public basic telecommunication services (domestic and international) and public cellular mobile telephone services. NTT is working together with STT, SP and BT towards the launch of the services in April 2000.

  (iii) Other Initiatives

  Since April 1996, the Company has been given the opportunity to take part in Malaysia's Multimedia Super Corridor ("MSC") project, a national project of Malaysia calling for the creation and development of a global multimedia hub for the 21st century. The Company participated in designing the master plan of the project. In May 1997, the Company agreed to acquire 15% of the total equity of Cyberview, a joint venture company which is responsible for the development of Cyberjaya, the central city of MSC. NTT's aggregate investment has been 52.5 million Ringgit. The Company was awarded "MSC Status" by the Malaysian Government, which provides the Company with certain financial and non-financial incentives, such as an exemption from Malaysian income taxes and the ability to employ certain foreign workers. In September 1997, NTT established NTT MSC Sdn. Bhd., a wholly owned subsidiary which carries out telecommunications businesses in Malaysia and serves as the center of R&D activities for the Asian region. NTT also contributes to the development of Malaysia's telecommunications industry through technology transfer and human resources development, including the dispatch of instructors to the newly established Multimedia University.

  In June 1997, the Company established the Asian Multimedia Forum ("AMF") with leading telecommunications services providers and Internet services providers. The AMF aims to promote multimedia services that extend beyond national boundaries in the Asia-Pacific region. Jun-ichiro Miyazu, President of the Company, became the first president of the forum. In addition, the AMF Secretarial Office was established in the Global Business Headquarters of the Company in Tokyo. As of August 1998, more than 40 companies have participated in the AMF, comprising information and communications companies, vendors, traders and other interested parties mainly from the Asia-Pacific region.

  In September 1997, the Company invested US$100 million to acquire a 12.5% stake in Teligent, a fixed wireless access carrier in the United States. This investment reflects management's belief in the growth prospects of the U.S. market and the potential strength of Teligent when combined with NTT's managerial and technical support. As of August 1998, the Company's stake is approximately 10%.

  In April 1998, the Company signed agreements with Verio Inc., a U.S.-based Internet service provider. Under the terms of the agreements,

  (i) the Company acquired approximately 12% of Verio's stocks for $100 million concurrently with Verio's initial public offering in May 1998,

  (ii) the Company will appoint one member to Verio's board of directors, and

  (iii) the Company is working with Verio to jointly deploy a comprehensive range of IP services to offer NTT customers.

  NTT believes that this strategic alliance will enable provision of the enhanced IP services such as Internet VPN (Virtual Private Network).

PROCUREMENT

  NTT does not have any manufacturing divisions and, accordingly, it procures finished products from outside suppliers. Therefore, NTT is continually seeking opportunities to develop relationships with high-quality, cost-efficient suppliers to strengthen its business operations in Japan's highly competitive telecommunications market. NTT strives to acquire competitive and economical products and technologies from throughout the world.

  The Company provides its procurement related information through "ON TIME," a procurement information provision homepage via the Internet. Applications, inquiries and contacts with companies interested in becoming suppliers to the Company are handled by the Company's overseas offices and subsidiaries as well as by the Company's International Procurement Office in Tokyo.

EMPLOYEES

  NTT had approximately 226,000 employees at March 31, 1998, making it the largest private sector employer in Japan. Almost all employees, excluding supervisory staff, are members of the Zenkoku Denki Tsushin Rodo Kumiai (All Japan Telecommunications Workers Union; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

  In fiscal year 1994, the Company offered voluntary early retirement to certain employees in fiscal years 1994 and 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted the Company's retirement proposal in fiscal years 1994 and 1995.

ITEM 2--DESCRIPTION OF PROPERTY

  The properties of NTT consist principally of plant and equipment used to provide nationwide telecommunications services and are generally in good operating condition.

  At March 31, 1998, the gross book value of NTT's property, plant and equipment was (Yen)31,365 billion (U.S. $238 billion), consisting of telecommunications equipment (mainly central office equipment, including switching equipment) (37.1%); telecommunications service lines (37.4%); buildings and structures (15.2%); machinery, vessels and tools (vehicles, office equipment, furniture, etc.) (6.4%); land (1.9%); and construction in progress (2.0%). Substantially all of the important communications facilities are in buildings owned by NTT.

  NTT's network is constantly in the state of being modernized. As improvements are made to the existing telecommunications plant, such plant as so improved is expected to be adequate for current operations. As indicated under "Capital Investments" in Item 1, "Description of Business," NTT has made and expects to make large capital investments to meet the demand for telecommunications services and modernization programs.

  In recent years, NTT has been working to modernize its telecommunications plant and equipment with digital transmission and switching equipment. On December 17, 1997, NTT's domestic telecommunications network was completely digitized. NTT will provide more effective and advanced services and plans to expand optical fiber cables in the access network.

ITEM 3--LEGAL PROCEEDINGS

  In the normal course of business, NTT is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's consolidated financial statements.

ITEM 4--CONTROL OF REGISTRANT

    (a) As far as known to the registrant, state whether the registrant is directly or indirectly owned or controlled by another corporation(s) or by any foreign government and, if so, give the name(s) of such controlling corporation(s) or government and briefly describe the nature of such control.

    The Government of Japan owns 65.49% of the issued and outstanding Shares of the Company. See Note 13 of the Notes to Consolidated Financial Statements.

    (b) If the registrant's outstanding voting securities are in registered form, furnish the following information, as of the most recent practicable date, in substantially the tabular form indicated, with respect to: (1) any person who is known to the registrant to be the owner of more than ten percent of any class of the registrant's voting securities and (2) the total amount of any class of the registrant's voting securities owned by the officers and directors as a group, without naming them.

                                            AS OF MARCH 31, 1998
                                ---------------------------------------------
                                IDENTITY OF PERSON  AMOUNT OF SHARES PERCENT
          TITLE OF CLASS             OR GROUP            OWNED       OF CLASS
          --------------        ------------------- ---------------- --------
                                Government of Japan
   Common stock, per value      (Minister of
    (Yen)50,000................ Finance)             10,420,270.24    65.49%
                                Directors and
   Common stock, per value      officers as a group
    (Yen)50,000................ (36 persons)                409.44    0.003%

    (c) Describe any arrangements, known to the registrant, the operation of which may at a subsequent date result in a change in control of the registrant.

    None.

ITEM 5--NATURE OF TRADING MARKET

SHARE PRICES AND DIVIDENDS

  The primary market for the Shares of the Company is the Tokyo Stock Exchange (the "TSE"). The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on all other stock exchanges in Japan.

  The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index ("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of March 31, 1998, stocks of 1,327 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                              TSE                             CLOSING NIKKEI
                        PRICE PER SHARE     CLOSING TOPIX      STOCK AVERAGE
                      ------------------- ----------------- -------------------
CALENDAR PERIOD         HIGH       LOW      HIGH     LOW      HIGH       LOW
---------------       --------- --------- -------- -------- --------- ---------
                        (YEN)     (YEN)   (POINTS) (POINTS)   (YEN)     (YEN)
1996
 First quarter.......   866,000   742,000 1,638.10 1,520.46 21,406.85 19,627.57
 Second quarter......   835,000   772,000 1,725.64 1,640.11 22,750.70 21,170.72
 Third quarter.......   841,000   753,000 1,708.21 1,539.67 22,455.49 20,107.11
 Fourth quarter......   922,000   770,000 1,622.91 1,448.45 21,612.30 19,161.71
1997
 First quarter.......   914,000   808,000 1,480.86 1,326.60 19,446.00 17,303.65
 Second quarter...... 1,110,000   836,000 1,560.28 1,320.82 20,681.07 17,485.75
 Third quarter....... 1,240,000   999,000 1,555.16 1,373.97 20,575.26 17,683.27
 Fourth quarter...... 1,150,000   920,000 1,391.06 1,130.00 17,842.16 14,775.22
1998
 First quarter....... 1,230,000 1,050,000 1,300.30 1,120.61 17,264.34 14,664.44
 Second quarter...... 1,170,000   996,000 1,254.74 1,156.47 16,536.66 14,715.38

  On June 30, 1998, the last reported sale price of the Shares on the TSE was
(Yen)1,150,000 per Share, and the closing TOPIX and Nikkei Stock Average on that date were 1,230.38 and (Yen)15,830.27, respectively.

  ADSs are listed on the New York Stock Exchange. 200 ADSs represent one Share and are evidenced by ADRs issued by Morgan Guaranty Trust Company of New York, as Depositary.

  On June 30, 1998, approximately 5,538,000 ADSs (equivalent to 27,690 Shares, or approximately 0.17% of the total number of Shares outstanding on that date) were outstanding and were held by 167 record holders of ADRs (including 163 record holders in the United States holding 5,537,332 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange composite tape.

                                                       NYSE
                                                   PRICE PER ADS
                                                   -------------
CALENDAR PERIOD                                     HIGH   LOW
---------------                                    -------------
                                                    ($)    ($)
1996
 First quarter....................................  42.50  36.00
 Second quarter...................................  39.63  36.13
 Third quarter....................................  38.63  34.88
 Fourth quarter...................................  40.25  35.00
1997
 First quarter....................................  39.00  34.63
 Second quarter...................................  49.25  34.50
 Third quarter....................................  52.00  46.25
 Fourth quarter...................................  47.38  35.94
1998
 First quarter....................................  48.50  41.13
 Second quarter...................................  44.38  34.69

  The Shares are also listed on the London Stock Exchange.

  The Company has paid dividends on the Shares semiannually in respect of each fiscal year since the Company's founding in 1985. The annual dividend is recommended by the Board of Directors and approved by shareholders at the general meeting of shareholders required to be held in June of each year. Immediately following approval thereof at the meeting and authorization of MPT, dividends are distributed to holders of record at the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, the Company may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and authorization of MPT.

  The following table sets forth the respective shareholder and Board of Director (interim dividend) approval dates, payment dates and amount of dividends paid by the Company applicable to each of the six-month periods indicated.

                                                                 DIVIDEND
SIX MONTHS ENDED         APPROVAL DATE     PAYMENT DATE         PER SHARE
----------------       ----------------- ----------------- --------------------
                                                             (YEN)    (DOLLARS)
September 30, 1993.... November 19, 1993 December 13, 1993 (Yen)2,500  $22.94
March 31, 1994........ June 29, 1994     June 30, 1994     (Yen)2,500  $25.38
September 30, 1994.... November 22, 1994 December 13, 1994 (Yen)2,500  $24.92
March 31, 1995........ June 29, 1995     June 30, 1995     (Yen)2,500  $29.49
September 30, 1995.... November 22, 1995 December 13, 1995 (Yen)2,500  $24.57
March 31, 1996........ June 27, 1996     June 28, 1996     (Yen)2,500  $22.84
September 30, 1996.... November 22, 1996 December 13, 1996 (Yen)2,500  $21.98
March 31, 1997........ June 27, 1997     June 30, 1997     (Yen)2,500  $21.78
September 30, 1997.... November 21, 1997 December 12, 1997 (Yen)2,500  $20.50
March 31, 1998........ June 26, 1998     June 29, 1998     (Yen)2,500  $19.24

See Note 13 of Notes to Consolidated Financial Statements.

  The payment, as well as the amount, of dividends in the future will be subject to the level of the Company's earnings, the Company's financial condition and other factors, including applicable government regulations.

  Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the Deposit Agreement pursuant to which ADRs are issued, the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute the amount thus received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See Item 6, "Exchange Controls and Other Limitations Affecting Security Holders."

  On November 24, 1995, the Company capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split to be distributed to shareholders of record as of September 30, 1995, thereby distributing the benefits of the sale of NTT DATA stock to the shareholders of the Company. In the United States, the distribution was considered by the New York Stock Exchange as a stock dividend effected in the form of a stock split. See Note 13 of Notes to Consolidated Financial Statements.

  For a discussion of the tax treatment of dividends paid to US Holders of ADSs, see Item 7, "Taxation."

ITEM 6--EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY

GENERAL

  The Foreign Exchange and Foreign Trade Control Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the "Foreign Exchange Regulations") govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by "non-residents of Japan" and "foreign investors" (as defined below).

  "Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the shares of which are held by (i) and/or
(ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

ACQUISITION OF SHARES

  Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the Minister of Finance ("MOF"). An amendment to the Foreign Exchange and Foreign Trade Control Law was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement to be substituted by a subsequent reporting requirement.

  Notwithstanding the foregoing, if the proposed transaction falls within the category of "inward direct investment", the transaction is subject to different regulations. The term "inward direct investment" in relation to transactions in shares means in relevant part: acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

  Except in certain cases which are prescribed by the law as requiring prior notification (acquisition of the Shares of the Company being included in this category), whenever an inward direct investment is made, the foreign investor who makes such investment must make a report to the MOF and other Ministers having jurisdiction over the business of the issuer of the shares within 15 days from the acquisition. When a prior notification is required, the said Ministers may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

AMERICAN DEPOSITARY SHARES

  Neither the deposit of Shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares upon surrender of ADRs is subject to any formalities or restrictions referred to under "Acquisition of Shares" above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under "Acquisition of Shares" above.

DIVIDENDS AND PROCEEDS OF SALE

  Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of Shares by non-resident shareholders by way of stock split is not subject to any notification requirements.

REPORTING OF SUBSTANTIAL SHAREHOLDINGS

  The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the MOF within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

RESTRICTIONS ON FOREIGN OWNERSHIP

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares, have been allowed to own Shares. However, the aggregate amount of the Company's voting rights which may be owned by:

    (i) any person who does not have Japanese nationality;

    (ii) any foreign government or any of its representatives;

    (iii) any foreign juridical person or association; and

    (iv) any juridical person or association;

      (x) which owns 10% or more of the Company's voting rights and

      (y) 10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

  (the proportion of the Company's voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y))

must be less than 20% of the Company's total voting rights. The Company is prohibited from registering ownership of Shares by such persons in excess of such limit.

  Under the Revision Law, this restriction will continue with respect to shares of the holding company.

ITEM 7--TAXATION

JAPANESE TAXATION

  The Japanese income tax discussion set forth below, prepared by Tomotsune Kimura & Mitomi, Japanese counsel to the Company, is intended only as a summary and does not purport to be a complete analysis or listing of all the potential Japanese tax consequences that may be relevant to the ownership of Shares or ADSs by a person who is not a resident of Japan.

  Generally, a non-resident of Japan (whether an individual or a corporation) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital.

  Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income dated March 8, 1971 (the "Convention"), as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" (as defined therein) in Japan is limited to:

    (i) 15% of the gross amount actually distributed; or

    (ii) if the recipient is a corporation, 10% of the gross amount actually distributed, if

      (a) during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

      (b) not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of interest or dividends (as defined therein).

  For purposes of the Convention, U.S. holders of ADRs will be treated as owners of the Shares underlying the ADSs evidenced by the ADRs.

  In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%.

  Gains derived from the sale outside Japan of Shares or ADSs by a non-resident of Japan, or from the sale of Shares within Japan by a non-resident of Japan not having a permanent establishment in Japan, are generally not subject to Japanese income tax.

  Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

  Generally, a transfer by a non-resident of Japan of Shares on any Japanese stock exchange is subject to a Japanese securities transaction tax which is levied on the transferor at the rate of 0.1% (currently) of the aggregate transfer prices. A transfer by a non-resident of Japan of ADSs on the NYSE is not subject to the Japanese securities transaction tax provided the transferor is outside Japan at the time of the transfer. Non-residents of Japan interested in trading Shares or ADSs through facilities other than the NYSE should seek the advice of their own tax advisors as to Japanese securities transaction tax or other tax consequences.

UNITED STATES TAXATION

  The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy, United States counsel to the Company, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in the ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of the voting shares of the Company.

  As used herein, "U.S. holder" means a beneficial owner of ADSs or Shares that is a United States citizen or resident, a domestic corporation or partnership, a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term "non-U.S. holder" refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing
ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

  Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally will be includable in the gross income of a U.S. holder as ordinary income when the dividends are received by the Depositary. Dividends paid in yen will be includable in a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary. Dividends generally will be foreign source income. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder's U.S. federal income tax liability or as a deduction in computing the U.S. holder's gross income. Dividends will not be eligible for the dividends-received deduction allowed to corporations. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

  A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends paid with respect to Shares or Shares represented by ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States.

  U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Loss may be treated as foreign source loss by reference to the source of dividends paid with respect to the Shares.

  A non-U.S. holder of ADSs or Shares will not be subject to United States federal income or withholding tax on gain from the sale or other disposition of ADSs or Shares unless such gain is effectively connected with the conduct of a trade or business within the United States or the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

ITEM 8--SELECTED FINANCIAL DATA

  The following data for each of the fiscal years 1994-1998 has been derived from, and should be read in conjunction with, the financial statements of the Company. Consolidated balance sheets at March 31, 1997 and 1998, the related consolidated statements of income, shareholders' equity and cash flows for the three years ended March 31, 1998 and the notes thereto appear elsewhere in this annual report.

                          STATEMENT OF EARNINGS DATA

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                             YEARS ENDED MARCH 31

                                                                                                         MILLIONS OF
                                                       MILLIONS OF YEN                                   U.S. DOLLARS
                          -----------------------------------------------------------------------------  ------------
                               1994           1995            1996            1997            1998           1998
                          -------------- --------------  --------------  --------------  --------------  ------------
Operating revenues......  (Yen)6,686,976 (Yen)7,043,822  (Yen)7,908,643  (Yen)8,821,782  (Yen)9,450,013    $71,591
Operating expenses......       6,296,893      6,653,588       7,212,492       8,052,307       8,577,968     64,985
                          -------------- --------------  --------------  --------------  --------------    -------
Operating income........         390,083        390,234         696,151         769,475         872,045      6,606
Other, net (mainly rep-
 resenting interest and
 amortization of bond
 discounts and other
 charges for debt ex-
 penses)................         215,020        214,334         151,012         259,702         216,513      1,640
Income before income
 taxes and minority in-
 terest.................         174,621        170,305         545,139         509,773         655,532      4,966
Income taxes............          91,979         82,429         272,974         260,927         418,276      3,169
Minority interest.......             754         (2,433)         (6,124)        (11,718)        (32,275)      (244)
Equity in earnings of
 affiliated companies...             442          5,595           7,605          14,329           9,479         72
                          -------------- --------------  --------------  --------------  --------------    -------
Net Income..............  (Yen)   83,396 (Yen)   85,443  (Yen)  273,646  (Yen)  251,457  (Yen)  214,460    $ 1,625
                          ============== ==============  ==============  ==============  ==============    =======
                                                             YEN                                         U.S. DOLLARS
                          -----------------------------------------------------------------------------  ------------
                               1994           1995            1996            1997            1998           1998
                          -------------- --------------  --------------  --------------  --------------  ------------
Per share of common
 stock:
 Net income.............  (Yen)    5,241 (Yen)    5,370  (Yen)   17,197  (Yen)   15,803  (Yen)   13,478    $   102
Cash dividends, applica-
 ble to earnings of the
 year...................  (Yen)    4,902 (Yen)    4,902  (Yen)    4,902  (Yen)    5,000  (Yen)    5,000    $    38

Note: This financial data for per share of common stock is appropriately adjusted for any stock split of common stock.

                              BALANCE SHEET DATA

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                             YEARS ENDED MARCH 31

                                                                                                         MILLIONS OF
                                                         MILLIONS OF YEN                                 U.S. DOLLARS
                         ------------------------------------------------------------------------------- ------------
                              1994            1995            1996            1997            1998           1998
                         --------------- --------------- --------------- --------------- --------------- ------------
Property, plant and
 equipment (net)........ (Yen)10,737,495 (Yen)10,857,314 (Yen)11,136,221 (Yen)11,655,768 (Yen)12,005,362   $90,950
Total assets............      14,076,677      14,397,961      15,399,448      16,475,094      17,352,531   131,459
Long-term liabilities...       6,699,402       7,175,053       7,397,805       7,956,248       8,306,737    62,930
Total shareholders' eq-
 uity...................       4,970,071       5,000,437       5,196,119       5,340,412       5,463,928    41,394

ITEM 9--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred since 1985, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. See "Description of Business--The Company/NTT" and "Description of Business--Regulation" for information as to the current and possible future impact on NTT and its results of operations.

  In June 1997, the Diet passed the Revision Law which implements a plan proposed by MPT, accepted in principle by the Company, to reorganize the Company.

  On December 19, 1997 the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999. See "Description of Business--Reorganization."

  Following the reorganization, the Company will continue to exist as a holding company. The principal sources of the Company's cash revenues will be dividends from its subsidiaries. At this time, the ultimate effect of the implementation of the New Law on the financial position and results of operations of the Company cannot be determined.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998. Under the revised Law, Type I Carriers need not obtain approval from MPT but only notify MPT of their rates. For certain services to be provided by such carriers with "designated telecommunications facilities" and to be specified in an ordinance of the Ministry of Posts and Telecommunications, a price-cap system will be introduced. Under the price-cap system, an index will be annually fixed by MPT, and if the increase ratio of a new rate does not exceeds such index, such carriers need not obtain approval from MPT but only notify MPT of their rates. The revised Law will become effective at a date to be established by Cabinet order not later than November 7, 1998. It is expected that until the reorganization, rates for regional telecommunications services provided by the Company will continue to be subject to MPT approval, while rates for such services provided by the regional companies after the reorganization will be subject to the price-cap system. See "Description of Business--Regulation-- Rates."

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt and reasonable interconnections. The conditions upon which network access is offered will be of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the Company's network is expected to be a significant part of the operating costs of competing network operators, and, as competition grows, increasingly important to NTT.

  Following the revision to the Telecom Business Law, the Ministry of Posts and Telecommunications designated certain telecommunications facilities as the "designated telecommunications facilities" in December 1997. Certain of the Company's facilities for its regional telecommunications services were designated as the "designated telecommunications facilities" due to the Company's dominant position in the local telecommunications market. The Company is subject to the special rules applicable under the revised Telecom Business Law.

  In January 1998, the Company submitted its interconnection tariffs to the MPT for approval in connection with its designated telecommunications facilities. Such tariffs were approved in March 1998. See "Description of Business--Regulation--Interconnection."

  In May 1998, the U.S. Government and the Japanese Government reached an agreement to introduce Long-run Incremental Cost Methodology for the setting of interconnection charges. Specifically, it was agreed that:

  (i) a bill to revise the Telecom Business Law will be proposed to the regular Diet Session in the spring of 2000 in order to implement Long-run Incremental Cost Methodology as early as possible;

  (ii) due consideration will be paid to ensuring that the implementation of Long-run Incremental Cost Methodology would cause no disruption in the provision of universal service and that it would not prove destructive to end user rates and business operations of incumbent local operators;

  (iii) prior to the introduction of Long-run Incremental Cost Methodology based charges, the Japanese Government will, within the scope of its existing authority, promote the reduction of interconnection charges as much as possible.

  At this time, the ultimate results of the introduction of Long-run Incremental Cost Methodology on the financial position and results of operations of the Company cannot be determined. See "Description of Business-- Regulation--Interconnection."

  The Company is currently subject to regulations under the Telecom Business Law as described above and accordingly, has adopted Statements of Financial Accounting Standards No. 71 ("SFAS 71"), "Accounting for the Effects of Certain Types of Regulation", which requires that the effects of the rate-making process be recorded. Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues. These timing differences can create "regulatory assets" and these regulatory assets of (Yen)847 billion at March 31, 1998 are included in the consolidated financial statements (see "Summary of significant accounting policies--Accounting under regulation" in
Note 2 of Notes to Consolidated Financial Statements). Management of the Company believes that the Company currently meets the criteria for continued application of SFAS 71 but will continue to evaluate significant changes in the Japanese regulatory and competitive environment to assess the Company's overall compliance with SFAS 71.

  NTT recognizes the potential for the Year 2000 Problem to disrupt the smooth operation of computer systems. To mitigate such risk, the Company began an in-house investigation in March 1995, and in the following November established a task force to promote Company-wide preparations based on the efficient sharing of related information. Management has set a target of June 1999 to complete necessary changes to network elements and intracompany support systems, and work is proceeding smoothly. With a number of favorable conditions, such as the ability of its network elements to handle a four digit century and the conversion of intracompany support systems to a four digit century as intercorporate standards in 1992, management estimates that costs related to the Year 2000 Problem for the Company will be approximately (Yen)4 billion. However, this estimate may be revised should problems occur from outside sources or other unforeseen circumstances. Management estimates that costs related to the Year 2000 Problem for NTT will come to approximately (Yen)5.1 billion.

RESULTS OF OPERATIONS

  In fiscal years 1998 and 1997, operating revenues increased 7.1% and 11.5%, respectively. In fiscal year 1998, growth in cellular telephone services and digital-related demand, including ISDN services, high-speed digital leased circuit services and OCN services caused by Internet access, overcame the negative impact of rate reductions for long-distance and leased circuit services and a reduction in interconnection charges paid by NCCs for network access. In fiscal year 1997, the increase was caused mainly by growth in revenues from cellular telephone services and digital-related demand. Operating income increased 13.3% in fiscal year 1998, following an increase of 10.5% in fiscal year 1997. Net income declined 14.7% in fiscal year 1998 and declined 8.1% in fiscal year 1997.

  Because NTT's services are integrated, it is not practical to segregate and quantify the effects of factors related to sales volume and factors related to price on operating revenues in a wholly meaningful fashion. NTT has achieved significant cost reductions since incorporation and has recorded increased revenues despite substantial rate reductions.

  Rate reductions are affecting revenues from NTT's long-distance and leased circuit services. In addition, reforming the system for charging NCCs for accessing NTT's network has had an adverse impact on interconnection revenues.

  The Company has implemented the following rate reductions for long-distance services from fiscal year 1994 through fiscal year 1998:

                                                        ESTIMATED ANNUAL IMPACT
                                                        ON NTT'S REVENUE BASED
                                                       ON THE VOLUME OF SERVICES
   FISCAL YEAR*                         EFFECTIVE DATE   AT THE EFFECTIVE DATE
   ------------                         -------------- -------------------------
                                                           (BILLIONS OF YEN)
   1994................................ October 1993           (Yen)270
   1996................................ March 1996             (Yen) 60
   1997................................ February 1997          (Yen) 60
   1998................................ February 1998          (Yen) 80

--------
*  There were no rate reductions during fiscal year 1995.

  As the effective dates have not coincided with the beginning of fiscal years, the estimated impact does not fully correspond with the impact for the fiscal years in which the changes went into effect. In addition, demand is affected by such factors as the marketing strategies of competitors and general economic conditions.

  The following table sets forth the Company's end-to-end traffic of fixed-line telephone and ISDN services:

                                                     YEARS ENDED MARCH 31,
                                                --------------------------------
                                                   1996       1997       1998
                                                ---------- ---------- ----------
                                                NUMBER OF CALLS (MILLION CALLS)
   Fixed line telephone........................     78,201     79,891     73,668
   ISDN (Voice mode)...........................        904      1,613      3,569
   ISDN (Digital mode).........................        758      1,276      2,151
                                                ---------- ---------- ----------
   Fixed line telephone and ISDN total.........     79,863     82,780     79,389
                                                ========== ========== ==========
                                                     YEARS ENDED MARCH 31,
                                                --------------------------------
                                                   1996       1997       1998
                                                ---------- ---------- ----------
                                                  HOURS OF USE (MILLION HOURS)
   Fixed line telephone........................      3,535      3,441      3,240
   ISDN (Voice mode)...........................         29         56        122
   ISDN (Digital mode).........................         27         65        168
                                                ---------- ---------- ----------
   Fixed line telephone and ISDN total.........      3,591      3,561      3,531
                                                ========== ========== ==========

  The Company increased the rate it charges for its directory assistance services in October 1995. The Company also increased rates for public telephone call charges in fiscal years 1994 and 1995. These factors had the effect of increasing revenues approximately (Yen)100 billion per 12-month period. In February 1995, the Company increased its monthly charge for basic exchange lines. This factor had the effect of increasing revenues approximately (Yen)190 billion per 12-month period. The Company applied for a further revision of its directory assistance services charges to MPT in December 1997. This revision was partially implemented in May 1998 following the approval of MPT and will be further implemented in May 1999. This revision is expected to have the effect of increasing the Company's revenues by (Yen)15 billion per 12-month period.

  The following table sets forth a breakdown by category of NTT's operating revenues for fiscal years 1996, 1997 and 1998.

                                                                        PERCENT INCREASE
                                                                           YEARS ENDED
                                     YEARS ENDED MARCH 31,                  MARCH 31,
                         ---------------------------------------------- ------------------
                            1996       1997       1998        1998        1997      1998
                         ---------- ---------- ---------- ------------- --------  --------
                                (BILLIONS OF YEN)         (BILLIONS OF
                                                          U.S. DOLLARS)
Operating Revenues
Telephone............... (Yen)5,558 (Yen)6,038 (Yen)6,306     $47.8          8.6%      4.4%
Telegraph...............         97         99         92       0.7          2.0       6.6
Leased Circuit..........        393        429        488       3.7          9.0      13.9
Data Communication fa-
 cility.................        301        338        373       2.8         12.1      10.3
Sale of Telecommunica-
 tion equipment.........        606        890        970       7.3         46.8       9.0
Miscellaneous...........        953      1,028      1,221       9.3          7.9      18.7
                         ---------- ---------- ----------     -----     --------  --------
                         (Yen)7,909 (Yen)8,822 (Yen)9,450     $71.6         11.5       7.1
                         ========== ========== ==========     =====     ========  ========

FISCAL YEAR 1998 COMPARED WITH FISCAL YEAR 1997

OPERATING REVENUES

  NTT's operating revenues are divided into the following six service categories: telephone services, telegraph services, leased circuit services, data communication facility services, sale of telecommunication equipment and other services.

  NTT believes that the competition in telecommunications markets has moved from being primarily price-based to requiring companies to promote the quality and variety of services provided. To compete more effectively, NTT has introduced a range of new services, including discount services designed to provide optional calling plans to different customer segments. In addition, NTT has continued to take steps to enhance operational efficiency and fulfill customer satisfaction.

  TELEPHONE SERVICES

  Operating revenues from telephone services increased 4.4% in fiscal year 1998 to (Yen)6,306 billion, or 66.7% of operating revenues. NTT's telephone services consist of telephone subscriber, cellular telephone, PHS, public telephone and other services. Growth during fiscal year 1998 was supported by a sharp rise in cellular telephone subscribers, offsetting a decline in fixed-line telephone subscribers amid a mature market and a shift to such services as the Company's INS-Net services.

  (i) Telephone Subscriber Services

  Telephone subscriber service is NTT's principal business activity. Owing to an increase in sales of INS-Net services and cellular telephones, the number of subscriber lines in use decreased 1.04 million from the previous fiscal year to 60.19 million subscriber lines at fiscal year-end.

  Although the fiscal year marked the first time that the total number of subscriber lines at the end of a fiscal year has decreased from the previous year, management estimates that approximately 80% of the increase in ISDN subscribers is attributable to a shift from telephone subscribers, and when combined with ISDN services, the number of subscribers recorded year-on-year growth. The penetration rate at the end of the fiscal year was approximately
47.7 subscriber lines per 100 inhabitants.

                                                          YEARS ENDED MARCH 31,
                                                         -----------------------
                                                          1996    1997    1998
                                                         ------- ------- -------
Telephone subscriber lines (thousands):                   60,774  61,223  60,186
Fixed-line telephone Penetration rate*..................    48.4    48.6    47.7

--------
*  Subscriber lines per 100 inhabitants.

  In fiscal year 1998, the Company's end-to-end telephone traffic decreased from the previous year in terms of number of calls as well as hours of use. Management attributes the decrease in network traffic to declines in telephone subscribers and the sluggish Japanese economy. The number of calls and hours of use decreased slightly when combined with ISDN.

  In February 1998, the Company reduced the rate for daytime calls over 100 kilometers from (Yen)110 to (Yen)90 for a three-minute call. This rate reduction had a negative impact on operating revenues during fiscal year 1998 of approximately (Yen)80 billion.

  The Company applied for a further revision of its directory assistance service charges to the MPT in December 1997. This revision was partially implemented in May 1998 following the approval of the MPT and will be further implemented in May 1999. This revision is expected to have the effect of increasing the Company's revenues by (Yen)15 billion per 12-month period.

  The interconnection of local switches with local and long-distance carriers began during the fiscal year under review through the Company's Group Centers (GCs, or local switching offices), bringing direct competition to the local call market. The Company responded with two competitive new discounted services, "Area Plus" and "Time Plus."

  Interconnection charges were reduced further in March 1998 applicable to calls made from April 1997. The adverse impact on interconnection charge revenues during fiscal year 1998 was approximately (Yen)62 billion.

  (ii) Cellular Telephone Services

  In fiscal year 1998, the market for cellular telephone services continued to expand and total cellular telephone subscribers in Japan reached 31.5 million, recording year-on-year growth of 51.1%. The number of NTT DoCoMo's subscribers reached nearly 18.0 million at March 31, 1998, a 64.1% increase from the previous fiscal year.

  The following table sets forth information regarding NTT DoCoMo's subscribers and its market share:

                                               YEARS ENDED MARCH 31,
                                          -----------------------------------
                                          1994   1995   1996    1997    1998
                                          -----  -----  -----  ------  ------
Cellular telephone subscribers (thou-
 sands).................................. 1,323  2,206  4,936  10,960  17,984
  Digital service (thousands)............     6    380  2,556   9,445  17,706
  Market share...........................  62.1%  51.0%  48.4%   52.5%   57.0%

  In fiscal year 1998, NTT DoCoMo's cellular telephone traffic continued to grow from the previous year in terms of number of calls as well as hours of use reflecting the expansion of its market.

  The following table sets forth information regarding NTT DoCoMo's cellular telephone traffic:

                                                       YEARS ENDED MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Hours of use (millions)..............................     121      252      448

  (iii) PHS Services

  Initially, PHS services grew rapidly by providing inexpensive services with small and lightweight terminals. In September 1997, the number of subscribers reached seven million. Since October 1997, however, the number of customers has steadily fallen and liabilities of NTT Personal have exceeded its assets. Consequently, NTT Personal Group began a review of its operations and major shareholders of NTT Personal Group also began to review the PHS businesses. As a result of its deliberations, NTT concluded that it would be difficult to continue PHS services through NTT Personal Group and decided to transfer its PHS businesses to NTT DoCoMo. NTT expects to complete the transfer within fiscal year 1999 and to liquidate NTT Personal Group following the transfer. NTT believes the transfer to NTT DoCoMo will create synergetic effects and improve its PHS business operations, and will allow NTT DoCoMo to develop new services based on the features of PHS.

  The following table sets forth information regarding NTT Personal Group's subscribers and its market share:

                                                       YEARS ENDED MARCH 31,
                                                       ------------------------
                                                        1996    1997     1998
                                                       ------- -------  -------
PHS subscribers (thousands)...........................    393    1,850    1,906
Market share..........................................   26.1%    30.7%    29.5%

  TELEGRAPH SERVICES

  Operating revenues from telegraph services declined 6.6% in fiscal year 1998 to (Yen)92 billion, accounting for 1.0% of operating revenues. This revenue category includes both telegram and telex services.

  The number of telegrams sent declined 6.6% to 37,564 thousand telegrams, as efforts to improve customer service, including the introduction of "D-MAIL," a telegram service that makes use of the Internet, were unable to offset a decline of 8.4% in telegrams for weddings and condolences to 27,360 thousand telegrams. Kanji telegrams (Chinese character telegrams) accounted for approximately 90% of all telegrams sent during the term.

  In telex services, the number of subscribers continued to decline during the fiscal year, reflecting the ongoing shift toward the use of facsimile machines, e-mail and other alternative means of communication.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                    YEARS ENDED MARCH 31,
                                              ----------------------------------
                                               1994   1995   1996   1997   1998
                                              ------ ------ ------ ------ ------
Telegrams (thousands)........................ 44,997 43,288 41,385 40,198 37,564
Telex subscribers (thousands)................     20     18     15     12     10

  LEASED CIRCUIT SERVICES

  Operating revenues from leased circuit services grew 13.9% in fiscal year 1998 to (Yen)488 billion, accounting for 5.2% of operating revenues. Strong demand for high-speed digital leased circuit services was driven by the trend toward rapid, digital telecommunications networks and LAN/WAN construction in the corporate sector. Sales growth was supported by "Digital Access 64," a low-cost service with simplified functions, and "Digital Access 128," a new service launched during the fiscal year.

  The number of high-speed digital circuits climbed 57.5% to 169,000. However, the number of conventional leased circuits decreased 6.7% to 902,000 as customers switched to high-speed communications services.

  In an effort to rebalance its rate structure in its leased circuit services, the Company implemented tariff revisions for the services. Revisions took effect in September 1995, April 1996, April 1997 and April 1998. These revisions are estimated to have the effect of decreasing the Company's revenues by (Yen)42 billion per 12-month period.

  The following table sets forth information regarding the Company's leased circuit services:

                                                        YEARS ENDED MARCH 31,
                                                     ---------------------------
                                                     1994  1995  1996  1997 1998
                                                     ----- ----- ----- ---- ----
Conventional leased circuits (thousands)............ 1,018 1,025 1,001 967  902
High-speed digital circuits (thousands).............    20    31    57 107  169
  Digital Access 64/128 (thousands).................   --    --    --    7   59

  DATA COMMUNICATION FACILITY SERVICES

  Operating revenues from data communication facility services rose 10.3% in fiscal 1998 to (Yen)373 billion, or 3.9% of operating revenues. During the fiscal year, corporations, national and local governments, and financial institutions continued to steadily increase their use of data communications services. In addition to growing revenues from previously established systems, services launched during the second half of fiscal year 1997 and the beginning of fiscal year 1998 contributed to revenue growth. NTT also prioritized the marketing of such services as "STAR-ACE," a multi-shared banking system for regional financial institutions and "SCAW Design Series," which handles core fields of corporate operations such as finance and production, as important strategic products.

  SALE OF TELECOMMUNICATION EQUIPMENT

  Operating revenues from the sale of telecommunication equipment increased 9.0% in fiscal year 1998 to (Yen)970 billion, which was 10.3% of operating revenues. Sales of stand-alone telephones and other products to consumers were sluggish, and sales of PHS terminals declined 8.5% as a result of competition from cellular telephones. However, sales of equipment to support LAN and ISDN services were strong, and sales of cellular telephone terminals rose 12.4%, reflecting robust subscriber growth and the introduction of attractive new models.

  OTHER SERVICES

  Operating revenues from other services increased 18.7% in fiscal year 1998 to (Yen)1,221 billion, or 12.9% of operating revenues. Other services provided by NTT include Integrated Services Digital Network (ISDN), digital data exchange, facsimile network (F-Net), pocket pager, Open Computer Network (OCN) services and system development services.

  The following table sets forth information regarding NTT's subscribers to other services.

                           YEARS ENDED MARCH 31,
                          -----------------------
                           1996    1997    1998
                          ------- ------- -------
Integrated Services Dig-
 ital Network (ISDN)
 subscribers:
INS-Net 64 (thousands)..      510   1,037   2,286
INS-Net 1500 (thou-
 sands).................       10      22      34
Digital data exchange
 (DDX) services:
Digital Data Exchange--
 Packet (DDXP)..........   33,424  31,821  30,625
Digital Data Exchange--
 Telephone Packet
 (DDXTP)................  432,457 444,788 446,522
Frame relay (Super Relay
 FR)....................      565   3,942  15,701
Pocket pager subscribers
 (thousands)............    6,328   5,838   3,908
Facsimile network sub-
 scribers (thousands)...      812   1,015   1,127

  (i) ISDN

  Growth in ISDN services is being driven by strong demand in the corporate sector and the growing penetration of Internet services in the home. The Company's ISDN services comprise INS-Net 64 and INS-Net 1500.

  In July 1997, the Company launched "INS-Net 64 Light" which makes ISDN more accessible to consumers by allowing installation expenses to be included in monthly charges, eliminating up-front financial outlays. "Phoenix mini," another new service, leverages the benefits of INS-Net to offer low-cost video telephone services affordable to general consumers.

  As a result of the above factors, the number of INS-Net 64 subscribers climbed 120.4% to 2.29 million, and the number INS-Net 1500 subscribers rose 55.9% to 33.6 thousand. ISDN traffic also recorded strong growth.

  Robust growth in the number of ISDN circuits, combined with higher basic service charges, offset declines in conventional telephone service revenues.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                        YEARS ENDED MARCH 31,
                                                      --------------------------
                                                      1994 1995 1996 1997  1998
                                                      ---- ---- ---- ----- -----
INS-Net 64 (thousands)............................... 235  337  510  1,037 2,286
INS-Net 64 Light (thousands)......................... --   --   --     --     86
INS-Net 1500 (thousands).............................   5    6   10     22    34

  (ii) OCN

  Amid dramatic growth in computer communications such as the Internet and connections between corporate LANs, the number of the Company's OCN subscribers jumped 109 times to 158.7 thousand at fiscal year-end. During fiscal year 1998, the Company added service menus to fulfill customers' diversifying requirements, such as "OCN Standard" and "OCN Enterprise," new dedicated access services, and "OCN Dial Access Light," a dial-up access with a new rate plan. The Company also expanded service areas in accordance with demand and provided a greater range of value-added services.

OPERATING EXPENSES

  Operating expenses increased 6.5% in fiscal year 1998 to (Yen)8,578 billion. Personnel expenses were (Yen)2,346 billion, an increase of 3.5%. Although the total number of employees at the end of fiscal year 1998 was 226,000, a decline of 4,000 compared with the end of fiscal year 1997, an increase in employees' salaries and severance-related expenses led to higher personnel expenses.

  Depreciation, amortization and maintenance costs increased (Yen)186 billion to (Yen)3,185 billion. Depreciation recorded by the Company declined, despite increases in depreciable assets related to digitizing the Company's network and investment in facilities for providing ISDN services, as a result of lower depreciation of metal cables following progress in converting to an optical access network. However, increases in depreciation at NTT DoCoMo, reflecting aggressive capital investment to meet strong demand, exceeded declines at the Company.

  Other operating expenses increased (Yen)260 billion to (Yen)3,047 billion, due to such factors as growth in agency commissions and expenses for terminal equipment as a result of high subscriber growth at NTT DoCoMo.

  As a result of the above factors, operating income increased (Yen)103 billion, or 13.3%, to (Yen)872 billion.

NET INCOME

  Income tax increased as a result of the establishment of a valuation allowance related to deferred tax assets. Management took this step in recognition that the operating loss carryforwards for tax purposes of NTT Personal Group would not likely be realized given continued losses associated with PHS businesses. This and other factors offset growth in operating income. Consequently, net income fell 14.7% to (Yen)214.5 billion.

FISCAL YEAR 1997 COMPARED WITH FISCAL YEAR 1996

OPERATING REVENUES

  TELEPHONE SERVICES

  Operating revenues from telephone services increased 8.6% in fiscal year 1997 to (Yen)6,038 billion, accounting for 68.4% of operating revenues. Operating revenues from cellular telephone services continued to record strong growth. The number of cellular telephone subscribers as of fiscal year-end grew 122.0% to 10,960 thousand. Growth in cellular telephone service revenues on NTT's network offset the adverse impact of the following rate reductions. The rates on long-distance, daytime calls over 160 kilometers were reduced from (Yen)180 to (Yen)140 per three-minute call in March 1996 and daytime calls over 100 kilometers were reduced from (Yen)140 to (Yen)110 in February 1997. These reductions had an adverse impact on operating revenues of approximately (Yen)120 billion. Interconnection charges were reduced, effective April 1996 for long-distance and PHS NCCs and effective December 1996 for cellular NCCs. In fiscal year 1997, the adverse impact on access revenues, which the Company receives from long-distance, cellular, PHS, international and local NCCs, was approximately (Yen)101 billion.

  TELEGRAPH SERVICES

  Operating revenues from telegraph services grew 2.0% in fiscal year 1997 to
(Yen)99 billion, or 1.1% of operating revenues. Although the number of telegrams sent declined 2.9% to 40,198 thousand telegrams, growth in such value added services as kanji telegrams (Chinese character telegrams) resulted in an increase in the average price per telegram sent. Kanji telegrams accounted for approximately 91% of all telegrams sent during the term.

  LEASED CIRCUIT SERVICES

  Operating revenues from leased circuit services in fiscal year 1997 were
(Yen)429 billion, accounting for 4.9% of operating revenues. These revenues increased 9.0% as compared with fiscal 1996, despite a rate reduction in September 1995, which had an adverse impact of approximately (Yen)15 billion in fiscal year 1997. The number of high-speed digital circuits grew 87.5% to 107 thousand at the end of fiscal year 1997, and the number of conventional leased circuits decreased 3.4% to 967 thousand.

  DATA COMMUNICATION FACILITY SERVICES

  Operating revenues from data communication facility services increased 12.1% in fiscal year 1997 to (Yen)338 billion, accounting for 3.8% of operating revenues. Strong demand was recorded from national and local governments and financial institutions. Growth in operating revenues from data communication facility services was also due in part to positive result from NTT DATA's aggressive marketing of the strategically important product "STAR-ACE," a shared system for regional banks.

  SALE OF TELECOMMUNICATION EQUIPMENT

  Operating revenues from sale of telecommunication equipment grew 46.8% in fiscal year 1997 to (Yen)890 billion, or 10.1% of operating revenues. Growth was supported primarily by the sale of cellular telephone equipment and telephone systems for corporate use.

  OTHER SERVICES

  Operating revenues from other services (miscellaneous) rose 7.9% in fiscal year 1997 to (Yen)1,028 billion, accounting for 11.7% of operating revenues.

  The number of INS-Net 64 (64 kilobit per second) lines at the end of the fiscal year was 1,037,000, an increase of 103.3% from a year earlier, and the number of INS-Net 1500 lines grew 111.2% to 22,000 lines.

OPERATING EXPENSES

  Operating expenses increased 11.6% during fiscal year 1997 to (Yen)8,052 billion. Personnel costs were (Yen)2,267 billion, a decrease of 0.8% from fiscal year 1996. The total number of employees at the end of fiscal year 1997 was 230,000, compared with 231,000 a year earlier. This decrease offsets an average 2.8% increase in employee salaries. The number of employees of the Company at the end of fiscal year 1997 was 182,000, accounting for 79.1% of the total workforce of 230,000. Since its privatization in 1985, the Company has striven to increase its operational efficiency through such efforts as rationalizing companywide business processes and eliminating sales offices. The Company has also been restructured by reallocating human resources, scaling back hiring, and offering voluntary retirement plans. As a result of these efforts, personnel reductions of 3,000 Company employees were achieved in fiscal year 1997.

  Depreciation, amortization and maintenance costs increased 6.7% in fiscal year 1997 to (Yen)2,999 billion. Of this amount, depreciation and amortization was (Yen)2,093 billion, an increase of 9.6%. This increase reflected higher investments made in recent periods to convert to optical access networks, for ISDN circuits and for cellular telephone services. Maintenance costs in fiscal year 1997 were (Yen)578 billion, an increase of 1.8%. Other operating expenses for fiscal year 1997 were (Yen)2,787 billion, an increase of 31.6%. Expenses related to the disposal of fixed assets were (Yen)327 billion, a decrease of 1.4% and research and development expenses amounted (Yen)329 billion, an increase of 3.3%.

  As a result of the above factors, operating income increased 10.5% to
(Yen)769 billion.

NET INCOME

  Other expenses grew 71.1% in fiscal year 1997 to (Yen)245 billion. Interest and amortization of bond discounts and issue costs totaled (Yen)254 billion, a decrease of 5.3%. Income before income taxes was (Yen)524 billion, a decrease of 5.2%, and net income was (Yen)251 billion, a decrease of 8.1%.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEAR 1998 COMPARED WITH FISCAL YEAR 1997

FINANCING

  Net cash provided by operating activities was (Yen)2,731 billion in fiscal year 1998, compared with (Yen)2,651 billion in fiscal year 1997. Net cash provided by operating activities during fiscal year 1998 was not sufficient to make payments for property, plant and equipment and dividends. The shortfall was made up for by raising long-term debt. Net cash used in investing activities was (Yen)2,909 billion, an increase of (Yen)47 billion from fiscal year 1997.

  The high level of capital investment in fiscal year 1998 was used to strengthen multimedia services capacity and enhance the quality of telephone and non-telephone services, mainly through the installation of digital switching exchanges and equipment and facilities necessary to establish a nationwide fiber-optic network. On December 17, 1998, the Company's domestic telecommunications network was completely digitized.

  NTT expects to continue the current level of capital investment in fiscal year 1999 and in subsequent fiscal years, because it will get sufficient cash from operating activities. This investment will be used for the modernization of the Japanese telecommunications network and the capital investment requirements of its subsidiaries.

  Net cash provided by financing activities for fiscal year 1998 was (Yen)270 billion, compared with (Yen)393 billion in fiscal year 1997. The Company has established a corporate goal of controlling outstanding debt and realizing more efficient sources of funds from both domestic and overseas markets.

  Long-term debt in fiscal year 1998 was (Yen)1,048 billion, compared with
(Yen)1,137 billion in fiscal year 1997. This debt included bond offerings in Japanese yen and U.S. dollars. For a further description of the Company's debt, see Note 9 of the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES

  As of March 31, 1998, NTT had cash and cash equivalents (investments with principal maturities of less than three months) of (Yen)913 billion, compared with (Yen)821 billion at March 31, 1997. Cash equivalents represent a temporary cash surplus to repay debts and for working capital and capital investments. Accordingly, the balance of cash equivalents will fluctuate year-by-year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity increased to 110.9% at March 31, 1998, compared with 104.8% at March 31, 1997.

CAPITAL INVESTMENTS

  Capital investments for property, plant and equipment and intangible assets, computed on the basis of all cash investments and other considerations, during fiscal year 1998 were (Yen)2,962 billion, compared with (Yen)3,078 billion in fiscal year 1997.

  To meet more sophisticated, diverse and global needs of customers, the majority of such investments were made to increase digitization, including the installation of digital exchanges and optical fiber cables. Other areas of investment included the promotion of research and development and the renewal and improvement of existing facilities, such as telephone subscriber lines, public telephones that use magnetic cards and leased circuit lines.

  As of March 31, 1998, NTT had outstanding commitments for the purchase of property, plant, equipment and other assets of approximately (Yen)501 billion (US$3,792 million). Such expenditures are to be made generally for the purpose of capital investment during fiscal year 1999. NTT expects to obtain the funds needed for such commitments through net cash provided by operating activities.

FISCAL YEAR 1997 COMPARED WITH FISCAL YEAR 1996

FINANCING

  Net cash provided by operating activities was (Yen)2,651 billion in fiscal year 1997, compared with (Yen)2,307 billion in fiscal year 1996, an increase of 14.9%. Net cash provided by operating activities during fiscal year 1997 was adequate to make payments for property, plant and equipment and dividends. Surplus cash from operating activities and additional cash provided by the issuance of long-term debt was used to invest in affiliates, acquire intangible fixed assets and repay interest-bearing debt. Net cash used in investing activities was (Yen)2,861 billion, an increase of (Yen)575 billion from fiscal year 1996.

  The high level of capital investment was aimed at enhancing the quality of telephone and non-telephone services, primarily through the installation of digital switching exchanges, digital transmission lines, including fiber-optic cables to private homes, and other equipment necessary to establish a nationwide fiber-optic network.

  NTT expects to continue the current level of capital investment in fiscal year 1998 and in subsequent fiscal years, subject to sufficient cash generation from operating activities, the national requirements for the modernization of the Japanese telecommunications network and the capital investment requirements of its subsidiaries.

  Net cash provided by financing activities for fiscal year 1997 was (Yen)393 billion, compared with (Yen)36 billion in fiscal year 1996. The Company has established a corporate goal of controlling outstanding debt and realizing more efficient sources of funds from both domestic and overseas markets.

  Since its privatization, NTT has made efforts, as an issuer, to improve the efficiency of the bond market. As part of those efforts, NTT introduced the fixed price re-offer method to the market in fiscal year 1992. NTT continues to make efforts to improve the Japanese bond market and further reduce its issuance costs.

  In fiscal year 1997, long-term debt raised was (Yen)1,137 billion, compared with (Yen)898 billion in fiscal year 1996. This debt included bond offerings in Japanese yen, U.S. dollars and other currencies.

CAPITAL RESOURCES

  As of March 31, 1997, NTT had cash and cash equivalents (investments with principal maturities of less than three months) of (Yen)821 billion, compared with (Yen)639 billion at March 31, 1996. Cash equivalents represent a temporary cash surplus to repay debts and for working capital and capital investments. Accordingly, the balance of cash equivalents will fluctuate year-by-year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity increased to 104.8% at March 31, 1997, compared with 96.0% at March 31, 1996.

CAPITAL INVESTMENTS

  Capital investments for property, plant and equipment and intangible assets, computed on the basis of all cash investments and other considerations, during fiscal year 1997 were (Yen)3,078 billion, compared with (Yen)2,714 billion in fiscal 1996.

  To meet more sophisticated, diverse and global needs of customers, the majority of such investments were made to increase digitization, including the installation of digital exchanges and fiber-optic cables, and to improve the systematization for rationalizing NTT's business aimed at reducing labor costs and to increase efficiency. Other areas of investment included the necessary infrastructure for cellular and PHS services, the promotion of research and development, and the renewal and improvement of existing facilities, such as telephone subscriber lines, public telephones that use magnetic cards and leased circuit lines.

  As of March 31, 1997, NTT had outstanding commitments for the purchase of property, plant, equipment and other assets of approximately (Yen)451 billion. Such expenditures are to be made generally for the purpose of capital investment during fiscal year 1998, and NTT expects to obtain the funds needed for such commitments through net cash provided by operating activities.


ITEM 9A--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The financial instruments that NTT holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and stock prices of investments.

  NTT from time to time enters into derivative financial instruments, such as forward exchange contracts, interest rate swap agreements and currency swap agreements, in order to limit its main exposure to loss in relation to underlying debt instruments that may result from adverse fluctuations in foreign currency exchange rates and interest rates. NTT does not use derivative financial instruments for trading purposes. The use of derivative financial instruments are based on specific internal rules and are subject to controls at the relevant department of the head office. In most cases, derivative instruments are integrated as part of debt transactions and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt.

  No specific hedging activities are taken against the price fluctuations of stocks held by NTT as marketable securities.

EQUITY PRICE RISK

  NTT holds available-for-sale securities and held-to-maturity securities included in marketable securities and other investments. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities are held as long term investments. NTT does not hold marketable securities for trading purposes.

  Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 1998:

                                                           MILLIONS OF YEN
                                                      --------------------------
                                                                 1998
                                                      --------------------------
                                                      CARRYING AMOUNT FAIR VALUE
                                                      --------------- ----------
   Due after 1 year through 5 years..................         783          815
   Due after 5 years through 10 years................       2,724        2,710
   Equity securities.................................     118,925       80,458
                                                          -------       ------
     Total...........................................     122,432       83,983

FOREIGN EXCHANGE RISK

  NTT from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

  Amounts of NTT's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 1998.

  Amounts related to forward foreign exchange contracts or currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown at the table of "Interest Rate Risk."

INTEREST RATE RISK

  NTT's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt into fixed rate debt.

  The following tables provide information about NTT's financial instruments that are sensitive to changes in interest rates including debt obligations and interest rate swaps.

  For the debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

  For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 1998.

  The information is presented in Japanese yen equivalents, which is NTT's reporting currency. The instrument's actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.


                                                       MILLIONS OF YEN
                        ----------------------------------------------------------------------------------
                        AVERAGE        CARRYING AMOUNT AND MATURITY DATE (YEAR ENDING MARCH 31)
                        INTEREST -------------------------------------------------------------------------
                          RATE     1999      2000      2001      2002       2003    THEREAFTER    TOTAL     FAIR VALUE
                        -------- --------  --------  --------  --------  ---------- ----------  ----------  ----------
Long-term debt
 including current
 portion
 Japanese yen bonds and
  notes................    4.0%  (276,146) (216,168) (196,309) (292,646)  (223,868)   (607,546) (1,812,683) (1,869,752)
 U.S. dollar notes.....    7.1%   (99,709)  (66,394)  (73,058)  (39,786)   (66,496)   (132,920)   (478,363)   (545,733)
 Swiss franc bonds and
  notes................    5.0%      (240)  (44,928)      (96)      (96)   (21,942)     (7,891)    (75,193)    (78,446)
 Canadian dollar
  notes................    9.3%   (18,907)  (18,895)  (18,874)        0          0           0     (56,676)    (64,413)
 Deutsche mark bonds...    7.1%         0   (28,872)        0         0          0           0     (28,872)    (31,386)
 Sterling pound bonds..    8.4%        36        36        36   (22,526)        36     (56,378)    (78,760)    (98,597)
 Unsecured indebtedness
  to banks--
 Japanese yen loans....    2.9%  (430,456) (491,280) (609,428) (496,347)  (340,007)   (689,059) (3,056,577) (3,052,566)
 U.S. dollar loans.....    5.7%         0    (6,039)        0         0          0      (5,990)    (12,029)    (12,814)
 Thai Baht loans.......   10.7%         0    (2,378)        0         0          0           0      (2,378)     (2,821)
                         ------  --------  --------  --------  --------   --------  ----------  ----------  ----------
   Subtotal............          (825,422) (874,918) (897,729) (851,401)  (652,277) (1,499,784) (5,601,531) (5,756,528)
Forward exchange
 contracts.............           (11,707)   (8,325)  (16,581)   (4,929)      (878)    (10,053)    (52,473)     41,302
Currency swap
 agreements............            (3,340)        0         0         0     (3,500)     (3,850)    (10,690)     11,516
                         ------  --------  --------  --------  --------   --------  ----------  ----------  ----------
   Total                         (840,469) (883,243) (914,310) (856,330)  (656,655) (1,513,687) (5,664,694) (5,703,710)
                                                 MILLIONS OF YEN
                        ----------------------------------------------------------------------
                               NOTIONAL AMOUNT AND AVERAGE INTEREST RATE
                                        (YEAR ENDING MARCH 31)
                        -----------------------------------------------------------    FAIR
                          1999     2000      2001      2002      2003    THEREAFTER   VALUE
                        -------- --------  --------  --------  --------  ---------- ----------
Floating to Fixed
 (Japanese yen)........  44,500    44,500    34,500     6,000         0          0      (2,091)
 Average pay rate......    2.7%      2.7%      2.5%      2.9%       --         --
 Average receive rate..    0.8%      0.8%      0.8%      0.8%       --         --

ITEM 10--DIRECTORS AND OFFICERS OF REGISTRANT

  The overall direction of the affairs of the Company is the responsibility of its Board of Directors. The Board of Directors currently consists of 36 members, of whom 35 are also executive officers of the Company. Directors are elected for a two-year term. Elections are conducted at the Company's Annual Meeting, the most recent of which was held on June 26, 1998.

  The following is a list of the Directors (including executive officers of the Company) and corporate auditors of the Company at June 26, 1998:

                                                              CURRENT POSITION
                                                               AS DIRECTOR OR
                                                              CORPORATE AUDITOR
   NAME                                    TITLE                 HELD SINCE
   ----                                    -----              -----------------
   Representative Directors
   Shigeo Sawada............. Chairman                            June 1990
   Jun-ichiro Miyazu......... President                           June 1987
   Toshiharu Aoki............ Senior Executive Vice President     June 1992
   Directors
   Masanobu Suzuki........... Executive Vice President            June 1993
   Yuji Matsuo............... Executive Vice President            June 1994
   Hiroshi Ishihara.......... Executive Vice President            June 1994
   Toshiyuki Mineshima....... Executive Vice President            June 1996
   Norio Wada................ Executive Vice President            June 1992
   Tadayuki Arai............. Executive Vice President            June 1995
   Kiyoshi Mita.............. Executive Vice President            June 1995
   Satoshi Miura............. Executive Vice President            June 1996
   Michio Takeuchi........... Executive Vice President            June 1996
   Katsuya Okimi............. Executive Vice President            June 1997
   Hirofumi Shimada.......... Senior Vice President               June 1994
   Masahiro Shibao........... Senior Vice President               June 1994
   Ryuji Nunotani............ Senior Vice President               June 1995
   Yoshinori Uda............. Senior Vice President               June 1996
   Seiji Takashima........... Senior Vice President               June 1996
   Michitomo Ueno............ Senior Vice President               June 1996
   Toshiaki Fukui............ Senior Vice President               June 1997
   Kunihiro Kato............. Senior Vice President               June 1997
   Shin-ichi Aizawa.......... Senior Vice President               June 1997
   Masaaki Kasahara.......... Senior Vice President               June 1997
   Kanji Koide............... Senior Vice President               June 1997
   Yoshiyuki Sukemune........ Senior Vice President               June 1997
   Yoshio Bessyo............. Senior Vice President               June 1998
   Jun-ichi Yuki............. Senior Vice President               June 1998
   Kiyoshi Fujita............ Senior Vice President               June 1998
   Shunzo Morishita.......... Senior Vice President               June 1998
   Shigehiko Suzuki.......... Senior Vice President               June 1998
   Mamoru Ishida............. Senior Vice President               June 1998
   Nobuharu Ono.............. Senior Vice President               June 1998
   Susumu Fukuzawa........... Senior Vice President               June 1998
   Ryuzo Sejima.............. Counselor to the President          June 1986
   Corporate Auditors
   Masayuki Kojima........... Corporate Auditor                   June 1995
   Tadashi Yamamoto.......... Corporate Auditor                   June 1996
   Keisuke Sada.............. Corporate Auditor                   June 1998
   Toshio Hayata............. Corporate Auditor                   June 1998

ITEM 11--COMPENSATION OF DIRECTORS AND OFFICERS

  During fiscal year 1998, the aggregate amount of compensation paid by the Company to all Directors, executive officers and corporate auditors as a group was (Yen)1,228 million.

ITEM 12--OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13--INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  (a) Describe briefly any material transactions during the last three fiscal years or any presently proposed transactions, to which the registrant or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person, such person's relationship to the registrant, the nature of the interest in the transaction and, where practicable, the amount of such interest:

    (1)  any director or officer of the registrant;

    (2)  any security holder named in answer to Item 4(a);

      The Company provides various telecommunications services to the Government of Japan. In fiscal year 1998, the Company provided services to the Ministry of Posts and Telecommunications for which it received (Yen)1,443 million. In fiscal year 1997, the Company provided services to the Ministry of Posts and Telecommunications for which it received (Yen)1,842 million. In fiscal year 1996 the Company provided services to the Ministry of Posts and Telecommunications for which it received (Yen)4,505 million. In addition, the Company made payments to the Ministry of Posts and Telecommunications of
      (Yen)10,113 million, (Yen)10,406 million and (Yen)10,744 million in fiscal years 1998, 1997 and 1996, respectively, for services rendered by the Ministry of Posts and Telecommunications in connection with the collection of telephone revenues.

    (3) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any parent or subsidiary of the registrant.

  (b) State as to each of the following persons who was indebted to the registrant or its subsidiaries at any time during the last three years (i) the largest aggregate amount of indebtedness outstanding at any time during such period, (ii) the nature of the indebtedness and of the transaction in which it was incurred, (iii) the amount thereof outstanding as of the latest practicable date, and (iv) the rate of interest paid or charged thereon:

    (1)  each director or officer of the registrant; and

    (2)  each associate of any such director or officer.

      None.

                                    PART II

ITEM 14--DESCRIPTION OF SECURITIES TO BE REGISTERED

  Not applicable.

                                   PART III

ITEM 15--DEFAULTS UPON SENIOR SECURITIES

  (a) If there has been any material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the registrant or any of its significant subsidiaries exceeding 5 percent of the total assets of the registrant and its consolidated subsidiaries, identify the indebtedness and state the nature of the default. In the case of such a default in the payment of principal, interest or a sinking or purchase fund installment, state the amount of the default and the total arrearage on the date of filing this report.

    None.

  (b) If any material arrearage in the payment of dividends has occurred or if there has been any other material delinquency not cured within 30 days, with respect to any class of preferred stock of the registrant which is registered or which ranks prior to any class of registered securities, or with respect to any class of preferred stock of any significant subsidiary of the registrant, give the title of the class and state the nature of the arrearage or delinquency. In the case of an arrearage in the payment of dividends, state the amount and the total arrearage on the date of filing this report.

  Not applicable.

ITEM 16--CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

  (a) If the constituent instruments defining the rights of the holders of any class of registered securities have been materially modified, give the title of the class of securities involved and state briefly the general effect of such modification upon the rights of holders of such securities.

  None

  (b) If the rights evidenced by any class of registered securities have been materially limited or qualified by the issuance or modification of any other class of securities, state briefly the general effect of the issuance or modification of such other class of securities upon the rights of the holders of the registered securities.

  None

  (c) If there has been a material withdrawal or substitution of assets securing any class of registered securities of the registrant, furnish the following information:

    (1) Give the title of the securities.

    (2) Identify and describe briefly the assets involved in the withdrawal or substitution.

    (3) Indicate the provision in the underlying indenture, if any, authorizing the withdrawal or substitution.

  Not applicable.

  (d) If the trustees or paying agents for any registered securities have changed during the last fiscal year, furnish the names and addresses of the new trustees or paying agents.

  Not applicable.

                                    PART IV

ITEM 17--FINANCIAL STATEMENTS

  Not applicable.

ITEM 18--FINANCIAL STATEMENTS

  The Report of Independent Accountants, Consolidated Balance Sheet of NTT at March 31, 1998 and 1997, Consolidated Statement of Income, Consolidated Statement of Shareholders' Equity and Consolidated Statement of Cash Flows of NTT for each of the three years ended March 31, 1996, 1997 and 1998 and Notes to Consolidated Financial Statements, and Schedule II-- Valuation and Qualifying Accounts, appear as pages F-1 through F-38.

ITEM 19--FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

    See accompanying index to Consolidated Financial Statements.

  (b) Exhibits

    (1) Consent of Independent Public Accountants.

  The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                   /s/ Mototane Miyazaki
                                          By___________________________________
                                            Name:Mototane Miyazaki
                                            Title:Executive Manager
                                                  General Affairs Department

Date: September 24, 1998

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of independent accountants.........................................  F-2
Consolidated balance sheets at March 31, 1997 and 1998....................  F-3
Consolidated statement of income for the three years ended March 31,
 1998.....................................................................  F-5
Consolidated statement of shareholders' equity for the three years ended
 March 31, 1998...........................................................  F-6
Consolidated statement of cash flows for the three years ended March 31,
 1998.....................................................................  F-7
Notes to consolidated financial statements................................  F-8
Financial statements schedule for the three years ended March 31, 1998:
  Schedule II--Valuation and qualifying accounts.......................... F-27

  All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

  Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

  The consolidated financial statements listed above are presented in Japanese yen and the amounts pertaining to the most recent period are also expressed in U.S. dollars, for convenience only, as described in Note 3.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone
 Corporation

  In our opinion, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with accounting principles generally accepted in the Untied States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Japan and in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse

Tokyo, Japan
June 26, 1998

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                    MARCH 31

                                      1997             1998            1998
                                 ---------------  ---------------  ------------
                                         MILLIONS OF YEN           MILLIONS OF
                                                                   U.S. DOLLARS
                                                                     (NOTE 3)
             ASSETS
Current assets:
  Cash and cash equivalents
   (Notes 5 and 19)............. (Yen)   821,140  (Yen)   913,236    $  6,918
  Notes and accounts receivable,
   trade
   (Notes 4 and 19).............         930,792        1,085,381       8,223
  Allowance for doubtful
   accounts.....................         (26,363)         (35,816)       (271)
  Inventories (Note 6)..........         231,407          223,776       1,695
  Prepaid expenses and other
   current assets (Note 11).....         353,332          417,900       3,164
                                 ---------------  ---------------    --------
    Total current assets........       2,310,308        2,604,477      19,731
                                 ---------------  ---------------    --------
Property, plant and equipment
 (Notes 9 and 15):
  Telecommunications equipment..      10,925,837       11,633,361      88,132
  Telecommunications service
   lines........................      11,496,236       11,722,358      88,806
  Buildings and structures......       4,557,920        4,763,092      36,084
  Machinery, vessels and tools..       1,902,698        1,997,359      15,131
  Land..........................         579,140          609,186       4,615
  Construction in progress......         688,448          639,262       4,843
                                 ---------------  ---------------    --------
                                      30,150,279       31,364,618     237,611
  Accumulated depreciation......     (18,494,511)     (19,359,256)   (146,661)
                                 ---------------  ---------------    --------
                                      11,655,768       12,005,362      90,950
                                 ---------------  ---------------    --------
Investments and other assets:
  Investments in affiliated
   companies....................         113,762          201,945       1,531
  Marketable securities and
   other investments
   (Note 7).....................         154,947          124,910         946
  Intangible and other assets
   (Note 8).....................       1,654,289        1,904,503      14,428
  Deferred income taxes (Note
   11)..........................         586,020          511,334       3,873
                                 ---------------  ---------------    --------
                                       2,509,018        2,742,692      20,778
                                 ---------------  ---------------    --------
                                 (Yen)16,475,094  (Yen)17,352,531    $131,459
                                 ===============  ===============    ========

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                    MARCH 31

                                      1997             1998            1998
                                 ---------------  ---------------  ------------
                                         MILLIONS OF YEN           MILLIONS OF
                                                                   U.S. DOLLARS
                                                                     (NOTE 3)
 LIABILITIES AND SHAREHOLDERS'
             EQUITY
Current liabilities:
  Short-term borrowings (Notes 9
   and 19)...................... (Yen)   387,544  (Yen)   456,995    $  3,462
  Current portion of long-term
   debt (Notes 9 and 19)........         667,964          825,422       6,253
  Accounts payable, trade (Notes
   4 and 19)....................       1,115,840        1,131,444       8,572
  Accrued payroll (Note 19).....         427,276          494,387       3,745
  Accrued interest..............          54,054           55,976         424
  Accrued taxes on income.......         224,870          188,616       1,429
  Accrued consumption tax (Note
   12)..........................          27,295           99,813         756
  Advances received.............          49,521           72,117         546
  Other.........................         118,954          121,056         917
                                 ---------------  ---------------    --------
    Total current liabilities...       3,073,318        3,445,826      26,104
                                 ---------------  ---------------    --------
Long-term liabilities:
  Long-term debt (Notes 9 and
   19)..........................       4,542,012        4,776,109      36,183
  Obligations under capital
   leases (Note 15).............         452,968          473,681       3,588
  Liability for employees' sev-
   erance payments (Note 10)....       2,795,089        2,890,761      21,900
  Other (Note 11)...............         166,179          166,186       1,259
                                 ---------------  ---------------    --------
                                       7,956,248        8,306,737      62,930
                                 ---------------  ---------------    --------
Minority interest in consoli-
 dated subsidiaries.............         105,118          136,040       1,031
                                 ---------------  ---------------    --------
Shareholders' equity (Note 13):
  Common stock, (Yen)50,000 par
   value--
   Authorized--62,400,000 shares
   Issued and outstanding--
    15,912,000 shares...........         795,600          795,600       6,027
  Additional paid-in capital....       2,530,476        2,530,476      19,170
  Legal reserve.................          94,140          102,678         778
  Unrealized loss on securities
   (Note 7).....................          (4,648)         (20,061)       (152)
  Foreign currency translation
   adjustments..................             --             4,030          31
  Retained earnings.............       1,924,842        2,051,205      15,540
                                 ---------------  ---------------    --------
                                       5,340,410        5,463,928      41,394
                                 ---------------  ---------------    --------
Commitments and contingent lia-
 bilities (Note 20).............
                                 ---------------  ---------------    --------
                                 (Yen)16,475,094  (Yen)17,352,531    $131,459
                                 ===============  ===============    ========

        The accompanying notes are an integral part of these statements.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                              YEAR ENDED MARCH 31

                               1996            1997            1998           1998
                          --------------  --------------  --------------  ------------
                                        MILLIONS OF YEN                   MILLIONS OF
                                                                          U.S. DOLLARS
                                                                            (NOTE 3)
Operating revenues (Note
 4):
  Telephone.............  (Yen)5,557,674  (Yen)6,038,146  (Yen)6,306,034    $47,773
  Telegraph.............          96,746          98,683          92,211        699
  Leased circuit........         393,415         428,715         488,160      3,698
  Data communication
   facility.............         301,365         337,934         372,765      2,824
  Sale of
   telecommunication
   equipment............         606,102         889,834         969,586      7,345
  Miscellaneous.........         953,341       1,028,470       1,221,257      9,252
                          --------------  --------------  --------------    -------
                               7,908,643       8,821,782       9,450,013     71,591
                          --------------  --------------  --------------    -------
Operating expenses
 (Notes 4 and 16):
  Personnel.............       2,285,502       2,266,599       2,345,609     17,770
  Depreciation,
   amortization and
   maintenance costs....       2,809,602       2,998,550       3,185,044     24,129
  Other.................       2,117,388       2,787,158       3,047,315     23,086
                          --------------  --------------  --------------    -------
                               7,212,492       8,052,307       8,577,968     64,985
                          --------------  --------------  --------------    -------
Operating income........         696,151         769,475         872,045      6,606
                          --------------  --------------  --------------    -------
Other expenses (income):
  Interest and
   amortization of bond
   discounts and issue
   costs................         268,032         253,950         235,363      1,783
  Interest income.......          (2,066)         (1,839)         (2,086)       (16)
  Gains on sale of
   subsidiary stocks
   (Note 17)............         (98,011)            --              --         --
  Other, net............         (16,943)          7,591         (16,764)      (127)
                          --------------  --------------  --------------    -------
                                 151,012         259,702         216,513      1,640
                          --------------  --------------  --------------    -------
Income before income
 taxes..................         545,139         509,773         655,532      4,966
                          --------------  --------------  --------------    -------
Income taxes (Note 11):
  Current...............         274,409         359,005         362,910      2,750
  Deferred..............          (1,435)        (98,078)         55,366        419
                          --------------  --------------  --------------    -------
                                 272,974         260,927         418,276      3,169
                          --------------  --------------  --------------    -------
Income before minority
 interest...............         272,165         248,846         237,256      1,797
Minority interest in
 consolidated
 subsidiaries...........          (6,124)        (11,718)        (32,275)      (244)
Equity in earnings of
 affiliated companies...           7,605          14,329           9,479         72
                          --------------  --------------  --------------    -------
Net Income..............  (Yen)  273,646  (Yen)  251,457  (Yen)  214,460    $ 1,625
                          ==============  ==============  ==============    =======
                                              YEN                         U.S. DOLLARS
                                                                            (NOTE 3)
Per share of common
 stock:
  Net income............  (Yen)   17,197  (Yen)   15,803  (Yen)   13,478    $   102
                          --------------  --------------  --------------    -------
  Cash dividends,
   applicable to
   earnings for the year
   (Note 13)............  (Yen)    4,902  (Yen)    5,000  (Yen)    5,000    $    38
                          --------------  --------------  --------------    -------

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                              YEAR ENDED MARCH 31

                               1996            1997            1998           1998
                          --------------  --------------  --------------  ------------
                                        MILLIONS OF YEN                   MILLIONS OF
                                                                          U.S. DOLLARS
                                                                            (NOTE 3)
Common stock (Note 13):
  At beginning of year..  (Yen)  780,000  (Yen)  795,600  (Yen)  795,600    $ 6,027
  Capitalization of
   additional paid-in
   capital..............          15,600             --              --         --
                          --------------  --------------  --------------    -------
  At end of year........         795,600         795,600         795,600      6,027
                          --------------  --------------  --------------    -------
Additional paid-in
 capital (Note 13):
  At beginning of year..       2,546,076       2,530,476       2,530,476     19,170
  Transfer to common
   stock................         (15,600)            --              --         --
                          --------------  --------------  --------------    -------
  At end of year........       2,530,476       2,530,476       2,530,476     19,170
                          --------------  --------------  --------------    -------
Legal reserve (Note 13):
  At beginning of year..          77,689          85,602          94,140        713
  Change during the
   year.................           7,913           8,538           8,538         65
                          --------------  --------------  --------------    -------
  At end of year........          85,602          94,140         102,678        778
                          --------------  --------------  --------------    -------
Unrealized gain (loss)
 on securities (Note 7):
  At beginning of year..          22,923          22,959          (4,648)       (35)
  Change during the
   year.................              36         (27,607)        (15,413)      (117)
                          --------------  --------------  --------------    -------
  At end of year........          22,959          (4,648)        (20,061)      (152)
                          --------------  --------------  --------------    -------
Foreign currency
 translation
 adjustments:
  At beginning of year..             --              --              --         --
  Change during the
   year.................             --              --            4,030         31
                          --------------  --------------  --------------    -------
  At end of year........             --              --            4,030         31
                          --------------  --------------  --------------    -------
Retained earnings (Note
 13):
  At beginning of year..       1,573,749       1,761,482       1,924,842     14,582
  Appropriations--
    Cash dividends
     ((Yen)2,451 in
     1996, (Yen)2,500 in
     1997 and
     (Yen)2,500--$19 in
     1998 per share)....         (39,000)        (39,780)        (39,780)      (301)
    Transfer to legal
     reserve............          (4,013)         (4,560)         (4,560)       (35)
  Interim distribution--
    Cash dividends
     ((Yen)2,451 in
     1996, (Yen)2,500 in
     1997 and
     (Yen)2,500--$19 in
     1998 per share)....         (39,000)        (39,779)        (39,779)      (301)
    Transfer to legal
     reserve............          (3,900)         (3,978)         (3,978)       (30)
  Net income............         273,646         251,457         214,460      1,625
                          --------------  --------------  --------------    -------
  At end of year........       1,761,482       1,924,842       2,051,205     15,540
                          --------------  --------------  --------------    -------
Shareholders' equity at
 end of year............  (Yen)5,196,119  (Yen)5,340,410  (Yen)5,463,928    $41,394
                          ==============  ==============  ==============    =======

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              YEAR ENDED MARCH 31

                             1996          1997          1998          1998
                         ------------  ------------  ------------  ------------
                                    MILLIONS OF YEN                MILLIONS OF
                                                                   U.S. DOLLARS
                                                                     (NOTE 3)
Cash flows from
 operating activities:
 Net income............  (Yen)273,646  (Yen)251,457  (Yen)214,460    $  1,625
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities--
 Depreciation and
  amortization.........     1,909,768     2,093,314     2,281,843      17,287
 Deferred taxes........        (1,435)      (98,078)       55,366         419
 Loss on sale or
  disposal of property,
  plant and equipment..       210,174       213,040       164,691       1,248
 Gains on sales of
  subsidiary stocks
  (Note 17)............       (98,011)          --            --          --
 (Increase) decrease in
  notes and accounts
  receivable, trade....      (351,331)      131,339      (145,136)     (1,100)
 (Increase) decrease in
  inventories..........       (35,963)      (66,917)        7,631          58
 (Increase) decrease in
  other current
  assets...............       (42,475)        3,724       (11,712)        (89)
 Increase in accounts
  payable, trade and
  accrued payroll......       266,608       140,919       125,000         947
 Increase in accrued
  consumption tax......         1,099           515        72,518         549
 Increase (decrease) in
  advances received....       (59,167)       12,762        22,596         171
 Increase (decrease) in
  accrued taxes on
  income...............       186,866        (7,995)      (36,290)       (275)
 Increase (decrease) in
  liability for
  employees' severance
  payments, net of
  deferred pension
  costs................        53,989        22,394       (16,293)       (123)
 Increase (decrease) in
  other long-term
  liabilities..........        (7,876)      (56,968)        1,054           8
 Other.................           886        11,202        (5,121)        (39)
                         ------------  ------------  ------------    --------
  Net cash provided by
   operating
   activities..........     2,306,778     2,650,708     2,730,607      20,686
                         ------------  ------------  ------------    --------
Cash flows from
 investing activities:
 Payments for property,
  plant and equipment..    (2,244,576)   (2,612,878)   (2,685,961)    (20,348)
 Proceeds from sale of
  property, plant and
  equipment............        18,327         9,517        10,827          82
 Acquisition of
  investments in
  affiliates and
  intangible and other
  assets...............      (239,114)     (258,123)     (233,813)     (1,771)
 Proceeds from sales of
  subsidiary stocks
  (Note 17)............       178,770           --            --          --
                         ------------  ------------  ------------    --------
  Net cash used in
   investing
   activities..........    (2,286,593)   (2,861,484)   (2,908,947)    (22,037)
                         ------------  ------------  ------------    --------
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt....       897,665     1,136,896     1,047,974       7,939
 Payments for
  settlement of long-
  term debt............      (817,980)     (804,385)     (706,388)     (5,351)
 Dividends paid........       (78,000)      (79,559)      (79,559)       (603)
 Net increase
  (decrease) in short-
  term borrowings and
  other................        34,325       140,322         8,409          64
                         ------------  ------------  ------------    --------
  Net cash provided by
   financing
   activities..........        36,010       393,274       270,436       2,049
                         ------------  ------------  ------------    --------
Net increase in cash
 and cash equivalents..        56,195       182,498        92,096         698
Cash and cash
 equivalents at
 beginning of year.....       582,447       638,642       821,140       6,221
                         ------------  ------------  ------------    --------
Cash and cash
 equivalents at end of
 year..................  (Yen)638,642  (Yen)821,140  (Yen)913,236    $  6,919
                         ============  ============  ============    ========
Cash paid during the
 year for:
 Interest..............  (Yen)269,416  (Yen)258,748  (Yen)233,344    $  1,768
                         ------------  ------------  ------------    --------
 Income taxes..........  (Yen) 87,803  (Yen)361,641  (Yen)400,860    $  3,037
                         ------------  ------------  ------------    --------
Capital lease
 obligations incurred
 during the year.......  (Yen) 52,126  (Yen) 56,631  (Yen) 99,975    $    757
                         ------------  ------------  ------------    --------

        The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS:

  Nippon Telegraph and Telephone Corporation ("the Company") is primarily engaged in the provision of nationwide telecommunications services in Japan. The Company and its subsidiaries' services fall into six major classes: telephone services, telegraph services, leased circuit services, data communication facility services, sale of telecommunication equipment and other services.

  In June 1997, the Japanese Diet passed the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law ("the Revision Law"). This Revision Law implements a plan proposed by the Ministry of Posts and Telecommunications, and accepted in principle by the Company, to reorganize the Company. Under the Revision Law, the Company will continue to exist but will operate primarily as a holding company with its businesses reorganized into three newly established companies, two regional telecommunications companies and a long distance telecommunications company. The Revision Law also allows the Company to enter, through one or more subsidiaries, the international telecommunications business before the reorganization of the Company upon approval of the Minister of Posts and Telecommunications ("the MPT").

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999.

  The Company plans to take advantage of the opportunities presented by the Revision Law to effectively compete in extremely challenging international markets, actively promote expansion of global telecommunications and multimedia businesses, and further enhance its operations. At this time, however, the ultimate effect of the implementation of the New Law on the financial position and results of operations of the Company cannot be determined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The Company and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan (Japanese GAAP). The Company, as a regulated company, also follows the NIT Law, the Telecommunications Business Law ("the Telecom Business Law") and other related accounting regulations for preparing such financial statements.

  The accompanying consolidated financial statements incorporate certain adjustments and reclassifications relating to (1) the tax effects of temporary differences, (2) compensated absences and severance lump-sum and pension payments, (3) foreign currency translation, (4) capital leases, (5) unrealized gains and losses on debt and equity securities and certain other items to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

  Significant accounting policies, after reflecting adjustment for the above, are as follows:

  BASIS OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS IN AFFILIATED
COMPANIES--

  The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Investments in 20 to 50 percent-owned companies, in which the ability to exercise significant influence exists, are stated at cost plus equity in undistributed earnings.

  On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

  The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies, if significant in amount, is amortized over five years.

  ACCOUNTING UNDER REGULATION--

  The Company is currently subject to regulations under the Telecom Business Law and accordingly, has adopted Statement of Financial Accounting Standards No. 71 ("SFAS 71"), "Accounting for the Effects of Certain Types of Regulation", which requires that the effects of the rate-making process be recorded. Such effects concern mainly the time at which various items enter into the determination of net income in order to follow the principle of matching costs and revenues. These timing differences can create "regulatory assets." These regulatory assets included in the accompanying consolidated financial statements are listed and discussed below:

                                             1997         1998         1998
                                         ------------ ------------ ------------
                                              MILLIONS OF YEN        MILLIONS
                                                                        OF
                                                                   U.S. DOLLARS
Regulatory assets due to:
  Deferred compensated absences*........ (Yen)160,389 (Yen)132,538    $1,004
  Deferred severance lump-sum and
   pension payments**...................      573,696      603,337     4,571
  Unamortized purchases of the leased
   assets under SFAS 13.................      108,309      110,995       841
                                         ------------ ------------    ------
                                         (Yen)842,394 (Yen)846,870    $6,416
                                         ============ ============    ======

--------
 * Included in "Prepaid expenses and other current assets" in the accompanying consolidated financial statements
** Included in "Intangible and other assets" in the accompanying consolidated financial statements

  Accrual for employees' compensated absences is reflected in the accompanying consolidated financial statements and, as the Company expects to recover such costs through the regulatory process when such amounts are paid, the related deferred charges are reflected in the accompanying consolidated financial statements.

  Deferred severance lump-sum and pension payments above represent differences between the Company's severance lump-sum and pension payments calculated under Japanese GAAP and costs determined under the provisions of Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions". The Company expects to recover such differences through the regulatory process when such amounts are accrued in accordance with Japanese GAAP.

  Certain leases qualifying as capital leases are capitalized and related lease obligations are reflected in the accompanying financial statements. As required by the SFAS 71, the leased assets of the Company are amortized to the extent of the amount equal to rental expenses less interest on the lease obligations.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998. Under the revised Law, Type I Carriers need not obtain approval from MPT but only notify MPT of their rates. For certain services to be provided by such carriers with "designated telecommunications facilities" and to be specified in an ordinance of the Ministry of Posts and Telecommunications, a price-cap system will be introduced. Under the price-cap system, an index will be annually fixed by MPT, and if the increase ratio of a new rate does not exceed such index, such carriers need not obtain approval from MPT but only notify MPT of their rates. The Revised Law will become effective at a date to be established by Cabinet order not later than November 7, 1998. It is expected that until the reorganization, rates for regional telecommunications services provided by the Company will continue to be subject to MPT approval, while rates for such services provided by the regional companies after the reorganization will be subject to the price-cap system. Management, however, believes that the Company currently meets the criteria for continued application of SFAS 71 but will continue to evaluate significant changes on the Japanese regulatory and competitive environment to assess the Company's overall compliance with SFAS 71.

  ESTIMATES--

  The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION--

  Revenue from telecommunications services mainly represent telephone service revenues. Telephone service revenues are recorded at the time billings are made to customers based on seconds of traffic processed plus basic fees, on a monthly billing cycle basis. Sales of telecommunications equipment are recognized when products are delivered. Other telecommunications services revenues are recorded when the services are rendered to customers.

  CASH AND CASH EQUIVALENTS--

  Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Government of Japan, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the statement of cash flows.

  FOREIGN CURRENCY TRANSLATION--

  All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of shareholders' equity.

  MARKETABLE SECURITIES-

  Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported in a separate component of shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses which are determined on the average cost method are reflected in income.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  INVENTORIES--

  Inventories are stated at cost, not in excess of market, cost being determined by the "average cost" basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost for contract items and on a first-in first-out basis for other items.

  PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION--

  Property, plant and equipment is stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. The regulations provide that the cost of funds used during construction for telecommunications equipment does not constitute allowable cost for capitalization and that customers' contributions received by the Company in connection with installation of telecommunications service lines are deducted from the cost of service lines. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

   Telecommunications equipment..................................  5 to 42 years
   Telecommunications service lines.............................. 10 to 27 years
   Buildings and structures......................................  3 to 75 years
   Machinery, vessels and tools..................................  2 to 17 years

  Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

  LIABILITY FOR EMPLOYEES' SEVERANCE PAYMENTS--

  Employees whose services with the Company and its subsidiaries are terminated are normally entitled to lump-sum severance payments or pension payments as described below, determined by reference to the current basic rate of pay, length of service and conditions under which the termination occurs. Under normal circumstances, the minimum payment is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement. As a result of the plan amendment made in the fiscal year ended March 31, 1993, which resulted in unrecognized prior service costs at March 31, 1993, employees receive further benefits if they retire between the ages of 45 and 55 with 10 years or more of service with the Company.

  In the fiscal year ended March 31, 1993, the Company and certain subsidiaries established a non-contributory funded pension plan with insurance companies and trust companies. The benefits under the plan cover 28 percent of the indemnities under existing regulations to employees who are more than 50 years old and will be retiring after twenty or more years of service. Retirement benefits are payable, at the option of the employee, in monthly installments or in a lump-sum.

  Through March 31, 1997 substantially all employees of the Company and its subsidiaries in Japan were eligible to receive severance payments under the NTT Severance Payment Plan and pension payments under the NTT Mutual Aid Plan. The funded status of the Company's Employees' Severance Payments at March 31, 1997 related solely to the NTT Severance Payment Plan.

  As part of the Japanese social insurance scheme restructuring, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to convert the NTT Mutual Aid Plan, which was administered by the Public Corporation Employee Mutual Aid Association Law, into a government-sponsored welfare pension plan under the Japanese Welfare Pension Insurance Law. At the same time, the Company established the NTT Kosei Nenkin

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

jKikin ("the NTT group companies' welfare pension plan"), a defined benefit pension plan to which both the Company and the employees make contributions and which is regulated by the Japanese Welfare Pension Insurance Law. The NTT Severance Payment Plan was not affected.

  Effective April 1, 1997, a portion of the obligation under the NTT Mutual Aid Plan and related assets was transferred to the NTT group companies' welfare pension plan by the Japanese government. The NTT Mutual Aid Plan was considered a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 ("SFAS 87") "Employers' Accounting Pensions" and accordingly, expense was recognized as contributions were owed to such plan. Because the Japanese government accounted for the assets and liabilities under such plan under a method other than that required by SFAS 87, the Company had an actuary value the plan's assets and liabilities pursuant to the provisions of SFAS 87. Pursuant to the provisions of SFAS 87, the fair value of the assets transferred to the plan was (Yen)629 billion and the actuarial present value of benefit obligations (vested benefit, accumulated benefit and projected benefit obligations) as of April 1, 1997 were (Yen)279 billion,
(Yen)281 billion and (Yen)495 billion, respectively. Substantially all of the difference between the assets and the actuarial present value of the projected benefit obligations was reflected as a reduction of regulatory assets.

  ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS--

  Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. The adoption of this standard did not materially affect the financial position or results of operations as the Company was generally in conformance with this standard prior to adoption.

  INCOME TAXES--

  The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

  DERIVATIVE FINANCIAL INSTRUMENTS--

  The Company and certain subsidiaries enter into several derivative financial instruments, such as forward exchange contracts, interest rate swap agreements and currency swap agreements, in order to limit their main exposure to loss in relation to underlying debt instruments resulting from adverse fluctuations in foreign currency exchange rates and interest rates. The Company and its subsidiaries do not use derivative financial instruments for speculative purposes. Most of these instruments are integrated as part of debt transactions and are entered into at the beginning date of those transactions, and have the same maturity as the underlying debt. These instruments are executed with large financial institutions.

  As forward exchange contracts and currency swap agreements are utilized for hedging purposes, such resulting gains or losses are effectively offset against foreign exchange gains or losses on the underlying hedged debts through recognition in the same period.

  The Company and certain subsidiaries entered into interest rate swap agreements which are fully integrated with underlying debt obligations and designed to convert floating rate debt into fixed rate debt, or vice versa. As the purpose of entering into the swap transaction is mainly to change the nature of debt, the Company and certain

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

subsidiaries account for the swap agreement like a hedge of the obligation and record interest expense using the revised interest rate.

  Cash flows from financial instruments are classified in the consolidated statement of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

  NET INCOME PER SHARE--

  Net income per common share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock.

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share", which replaces the presentation of primary Earnings per Share (EPS) with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS with an appropriate reconciliation of both computations. Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Although the provisions of SFAS 128 are applied to the current and prior periods, the basic and diluted EPS amounts are the same as those amounts previously reported as Net Income Per Share of Common Stock.

  DISTRIBUTION OF COMMON STOCK--

  On occasion, the Company may make a free distribution of common stock which is accounted for by a transfer of the applicable par value from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the Board of Directors' Meeting.

  RECENT PRONOUNCEMENTS--

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." This standard requires additional disclosures in the financial statements for periods beginning after December 15, 1997, and will have no effect on the Company's financial position or results of operations.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, which is effective for financial statements for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained solely to meet the Company's internal needs. At this stage, it is not possible to estimate the impact of adoption on the Company's financial position or results of operations.

  RECLASSIFICATIONS--

  Certain items for prior years' financial statements have been reclassified to conform to the 1998 presentation.

3. U.S. DOLLAR AMOUNTS:

  U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

the amounts shown in U.S. dollars are for convenience only, the rate of
(Yen)132 = US$1, the approximate current rate at March 31, 1998, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. RELATED PARTY TRANSACTIONS:

  The Company and its subsidiaries have entered into a number of different types of transactions with affiliated companies, of which major transactions are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

  Transactions with affiliated companies for each of the three years in the period ended March 31, 1998 and the related balances at March 31, 1997 and 1998 were as follows:

                                 1996         1997         1998         1998
                             ------------ ------------ ------------ ------------
                                        MILLIONS OF YEN             MILLIONS OF
                                                                    U.S. DOLLARS
   Sales.................... (Yen)158,470 (Yen)193,856 (Yen)169,347    $1,283
                             ============ ============ ============    ======
   Purchases................ (Yen)328,074 (Yen)365,910 (Yen)423,998    $3,212
                             ============ ============ ============    ======
   Receivables..............              (Yen) 40,942 (Yen) 45,339    $  343
                                          ============ ============    ======
   Payables.................              (Yen)119,357 (Yen)147,718    $1,119
                                          ============ ============    ======

  Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1996, 1997, and 1998 were (Yen)411 million, (Yen)522 million and (Yen)592 million ($4 million), respectively.

5. CASH AND CASH EQUIVALENTS:

  Cash and cash equivalents at March 31, 1997 and 1998 comprised the following:

                                             1997         1998         1998
                                         ------------ ------------ ------------
                                              MILLIONS OF YEN      MILLIONS OF
                                                                   U.S. DOLLARS
   Cash ................................ (Yen)490,420 (Yen)573,995    $4,348
   Certificates of deposit, commercial
    paper and marketable securities
    purchased under agreements to
    resell..............................      161,946       74,539       565
   Time deposits, certificates of de-
    posit and other.....................      168,774      264,702     2,005
                                         ------------ ------------    ------
                                         (Yen)821,140 (Yen)913,236    $6,918
                                         ============ ============    ======

  Certificates of deposit, commercial paper and securities, including marketable bonds of the Government of Japan, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts which approximate fair value.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


6. INVENTORIES:

  Inventories at March 31, 1997 and 1998 comprised the following:

                                           1997         1998         1998
                                       ------------ ------------ ------------
                                            MILLIONS OF YEN      MILLIONS OF
                                                                 U.S. DOLLARS
   Telecommunications terminals to be
    sold.............................. (Yen)126,694 (Yen)109,689    $  831
   Projects in progress...............       92,776      100,456       761
   Materials and supplies.............       11,937       13,631       103
                                       ------------ ------------    ------
                                       (Yen)231,407 (Yen)223,776    $1,695
                                       ============ ============    ======

7. MARKETABLE SECURITIES AND OTHER INVESTMENTS:

  Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and carrying amounts by major security type at March 31, 1997 and 1998 are as follows:

                                               MARCH 31, 1997
                              -------------------------------------------------
                                              GROSS       GROSS
                                CARRYING   UNREALIZED  UNREALIZED
                                AMOUNTS       GAINS      LOSSES     FAIR VALUE
                              ------------ ----------- ----------- ------------
                                               MILLIONS OF YEN
   Available-for-sale:
     Equity securities....... (Yen)119,770 (Yen)42,340 (Yen)51,720 (Yen)110,390
   Held-to-maturity:
     Debt securities.........        4,850          88           0        4,938
                              ------------ ----------- ----------- ------------
       Total................. (Yen)124,620 (Yen)42,428 (Yen)51,720 (Yen)115,328
                              ============ =========== =========== ============
                                               MARCH 31, 1998
                              -------------------------------------------------
                                              GROSS       GROSS
                                CARRYING   UNREALIZED  UNREALIZED
                                AMOUNTS       GAINS      LOSSES     FAIR VALUE
                              ------------ ----------- ----------- ------------
                                               MILLIONS OF YEN
   Available-for-sale:
     Equity securities....... (Yen)118,925 (Yen)30,513 (Yen)68,980 (Yen) 80,458
   Held-to-maturity:
     Debt securities.........        3,507          18           0        3,525
                              ------------ ----------- ----------- ------------
       Total................. (Yen)122,432 (Yen)30,531 (Yen)68,980 (Yen) 83,983
                              ============ =========== =========== ============
                                               MARCH 31, 1998
                              -------------------------------------------------
                                              GROSS       GROSS
                                CARRYING   UNREALIZED  UNREALIZED
                                AMOUNTS       GAINS      LOSSES     FAIR VALUE
                              ------------ ----------- ----------- ------------
                                          MILLIONS OF U.S. DOLLARS
   Available-for-sale:
     Equity securities....... $        901 $       231 $       523 $        609
   Held-to-maturity:
     Debt securities.........           27           0           0           27
                              ------------ ----------- ----------- ------------
       Total................. $        928 $       231 $       523 $        636
                              ============ =========== =========== ============

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  During the years ended March 31, 1996, 1997 and 1998, the net unrealized gain or loss on available-for-sale securities included in the separate component of shareholders' equity, net of applicable taxes, increased by
(Yen)36 million, decreased by (Yen)27,607 million and decreased by (Yen)15,413 million ($117 million), respectively.

  Maturities of debt securities classified as held-to-maturity at March 31, 1998 are as follows:

                                                   1998               1998
                                           --------------------- --------------
                                            CARRYING     FAIR    CARRYING FAIR
                                            AMOUNTS     VALUE    AMOUNTS  VALUE
                                           ---------- ---------- -------- -----
                                              MILLIONS OF YEN     MILLIONS OF
                                                                  U.S. DOLLARS
   Due after 1 year through 5 years....... (Yen)  783 (Yen)  815   $ 6     $ 6
   Due after 5 years through 10 years.....      2,724      2,710    21      21
                                           ---------- ----------   ---     ---
     Total................................ (Yen)3,507 (Yen)3,525   $27     $27
                                           ========== ==========   ===     ===

  Proceeds from sales of available-for-sale securities for the years ended March 31, 1996, 1997 and 1998 were immaterial.

  In the ordinary course of business, the Company maintains long-term investment securities, included in marketable securities and other investments, issued by a large number of privately held companies. The aggregate carrying amounts of the investments in privately held companies were
(Yen)39,707 million and (Yen)40,945 million ($310 million) at March 31, 1997 and 1998, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

8. INTANGIBLE AND OTHER ASSETS:

  Intangible and other assets and the related accumulated amortization at March 31, 1997 and 1998 were as follows:

                                       1997            1998           1998
                                  --------------  --------------  ------------
                                         MILLIONS OF YEN            MILLIONS
                                                                       OF
                                                                  U.S. DOLLARS
   Computer software............. (Yen)1,683,924  (Yen)1,881,423    $14,253
   Rights to use utility
    facilities and other.........        539,762         590,309      4,472
                                  --------------  --------------    -------
                                       2,223,686       2,471,732     18,725
   Accumulated amortization......     (1,163,186)     (1,272,983)    (9,643)
                                  --------------  --------------    -------
                                       1,060,500       1,198,749      9,082
   Deferred periodic pension
    costs (See Note 10)..........        593,789         625,065      4,735
   Prepaid pension costs (See
    Note 10).....................            --           80,689        611
                                  --------------  --------------    -------
                                  (Yen)1,654,289  (Yen)1,904,503    $14,428
                                  ==============  ==============    =======

  Computer software is recorded at cost and is amortized over an estimated useful life of five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized over their estimated useful lives averaging twelve years.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

  Short-term borrowings at March 31, 1998 represented one year unsecured short-term bank loans bearing interest and commercial paper at a weighted average rate of 1.21 percent per annum.

  Long-term debt at March 31, 1997 and 1998 comprised the following:

                                          1997           1998          1998
                                     -------------- -------------- ------------
                                            MILLIONS OF YEN        MILLIONS OF
                                                                   U.S. DOLLARS
   Debt denominated in Japanese
    yen:
     1.85%-7.2% coupon bonds due
      1998-2010....................  (Yen)1,503,482 (Yen)1,647,100   $12,478
     Unsecured indebtedness to
      banks--
       2.9% (weighted average)
        loans due 1998-2022........       2,779,645      2,998,440    22,715
       1.3% (weighted average)
        floating rate loans due
        1998-2005..................         152,172         58,042       440
                                     -------------- --------------   -------
                                          4,435,299      4,703,582    35,633
                                     -------------- --------------   -------
   Debt denominated in foreign
    currencies:
     6.0%-9 1/2% U.S. dollar notes
      due 1998-2008................         350,280        479,160     3,630
     4.0%-6.0% Swiss franc bonds
      and notes due 1999-2006......          97,763         74,566       565
     8 3/4% ECU notes due 1997.....          29,222            --        --
     7 1/4%-10 1/4% Canadian dollar
      notes due 1998-2001..........          73,240         56,658       429
     7 1/8% Deutsche mark bonds due
      2000.........................          52,185         28,872       219
     7 3/8%-10 7/8% Sterling pound
      bonds due 2001-2003..........          72,461         78,967       599
     1.6%-5.4% yen notes due 1998-
      2007.........................          85,000        167,000     1,265
     Unsecured indebtedness to
      banks--
       10.67% Thai baht loan due
        2000.......................           3,276          2,378        18
       5.7% (weighted average) U.S.
        dollar floating rate loans
        due 2000-2004..............          11,307         12,029        91
                                     -------------- --------------   -------
                                            774,734        899,630     6,816
                                     -------------- --------------   -------
   Total long-term debt principal..       5,210,033      5,603,212    42,449
   Less--Deferred bond discounts...              57          1,681        13
                                     -------------- --------------   -------
                                          5,209,976      5,601,531    42,436
   Less--Current maturities........         667,964        825,422     6,253
                                     -------------- --------------   -------
         Total long-term debt......  (Yen)4,542,012 (Yen)4,776,109   $36,183
                                     ============== ==============   =======

  Interest rates and due dates are stated at March 31, 1998.

  At March 31, 1998, buildings and land of certain consolidated subsidiaries, with a book value of (Yen)13,630 million ($103 million), were mortgaged as security for certain loans.

  All the holders of the bonds and notes issued by the Company referred to in the above table generally have a preferential right under the NTT Law to be paid prior to other unsecured indebtedness subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The bond and note agreements as to the long-term debt at March 31, 1998 stipulate, among other things, the following:

    (1) Swiss franc bonds of (Yen)175 million ($1 million) are subject to annual redemption. The Company shall repurchase, at market value, a prescribed amount of bonds if the price within 60 days prior to each redemption installment date does not exceed the par value of the bonds.

    (2) At the option of the Company on terms as defined, all the bonds and notes are redeemable generally at the principal amount or repurchasable at the current value.

  In February and November 1996, debts totaling (Yen)50,000 million and
(Yen)50,00 million, respectively, were removed from the balance sheet through placing cash in a bank. The principal and interest of the funds deposited in a trust fund with the bank will be sufficient to fund the scheduled principal and interest payments of these debt issues. The balance of these outstanding debts at March 31, 1998 was (Yen)100,000 million ($758 million).

  Under Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the Company and a certain subsidiary recognized debts of (Yen)65,000 million ($492 million), which are not considered extinguished, in the balance sheet with the related funds. These funds, which are included in "Intangible and other assets" in the accompanying consolidated financial statements, were subject to withdrawal restrictions.

  The aggregate amounts of annual maturities of long-term debt during each of the five years ending March 31, 2003 and thereafter are as follows:

                                                          1998          1998
                                                     -------------- ------------
                                                        MILLIONS    MILLIONS OF
                                                         OF YEN     U.S. DOLLARS
   Year ending March 31
     1999........................................... (Yen)  825,422   $ 6,253
     2000...........................................        874,918     6,628
     2001...........................................        897,729     6,801
     2002...........................................        851,401     6,450
     2003...........................................        652,277     4,942
     Thereafter.....................................      1,499,784    11,362
                                                     --------------   -------
                                                     (Yen)5,601,531   $42,436
                                                     ==============   =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


10. EMPLOYEES' SEVERANCE PAYMENTS:

  The following tables presents reconciliation of the status of the NTT Severance Payment Plan at March 31, 1997 and 1998:

                                            1997            1998         1998
                                       --------------  --------------  --------
                                              MILLIONS OF YEN          MILLIONS
                                                                       OF U.S.
                                                                       DOLLARS
   Actuarial present value of benefit
    obligations:
     Vested benefit obligation........ (Yen)2,739,830  (Yen)2,992,165  $22,668
                                       ==============  ==============  =======
     Accumulated benefit obligation... (Yen)3,174,125  (Yen)3,176,526  $24,065
                                       ==============  ==============  =======
     Projected benefit obligation..... (Yen)4,052,192  (Yen)4,011,150  $30,388
   Plan assets at fair value..........        386,013         488,901    3,704
                                       --------------  --------------  -------
   Projected benefit obligation in
    excess of plan assets.............      3,666,179       3,522,249   26,684
   Unrecognized transition
    obligation........................       (489,049)       (419,697)  (3,180)
   Unrecognized prior service costs...       (102,987)        (93,327)    (707)
   Unrecognized net loss..............       (299,146)       (140,192)  (1,062)
   Adjustment needed to recognize
    minimum liability.................         20,092          21,728      165
                                       --------------  --------------  -------
   Liability for employees' severance
    payments recognized in the
    consolidated balance sheet........ (Yen)2,795,089  (Yen)2,890,761  $21,900
                                       ==============  ==============  =======

  The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 1998 included the following components:

                                1996          1997          1998          1998
                            ------------  ------------  ------------  ------------
                                       MILLIONS OF YEN                MILLIONS OF
                                                                      U.S. DOLLARS
   Service cost............ (Yen)152,761  (Yen)156,730  (Yen)157,153     $ 1,91
   Interest cost on
    projected benefit
    obligation.............      177,662       171,278       164,229      1,244
   Actual return on plan
    assets.................      (20,666)       (5,756)      (32,321)      (245)
   Net amortization and
    deferral...............       88,332        72,597        98,324        745
                            ------------  ------------  ------------     ------
   Net periodic severance
    payments under SFAS
    87.....................      398,089       394,849       387,385      2,935
   Deduct: Amounts
    attributable to
    regulatory accounting
    practices under SFAS
    71.....................     (119,607)     (148,812)     (107,501)      (814)
                            ------------  ------------  ------------     ------
   Total cost for
    employees' severance
    indemnities as recorded
    in the consolidated
    statement of income.... (Yen)278,482  (Yen)246,037  (Yen)279,884     $2,121
                            ============  ============  ============     ======
   Assumptions in
    determination of net
    pension cost:
     Discount rate.........          4.5%          4.0%          3.5%
     Long-term rate of
      salary increases.....          4.5%          4.0%          3.5%
     Long-term rate of
      return on funded
      assets...............          4.5%          4.0%          3.5%

  In 1995, the Company offered a voluntary early retirement program to certain employees. Under the program, employees were entitled to receive special termination benefits if they accepted the program which was offered during a short period of time. The number of individuals to whom this program was offered was limited to those employees between the ages of 40 to 57 years old with 10 or more years of service with the Company.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

As the result, approximately 9,900 employees accepted the offer in 1995, at which time the special termination program benefits, amounting to (Yen)33,707 million, were recognized as an expense.

  As more fully described in Note 2, the Company established the NTT Kosei Nenkin Kikin ("the NTT group companies' welfare pension plan"), a defined benefit pension plan to which both the Company and the employees make contributions and which is regulated by the Japanese Welfare Pension Insurance Law.

                                                       1998           1998
                                                  --------------- ------------
                                                  MILLIONS OF YEN MILLIONS OF
                                                                  U.S. DOLLARS
   Actuarial present value of benefit
    obligations:
     Vested benefit obligation...................  (Yen)442,778      $3,354
                                                   ------------      ------
     Accumulated benefit obligation..............  (Yen)462,582      $3,504
                                                   ------------      ------
     Projected benefit obligation................  (Yen)733,124      $5,554
   Plan assets at fair value.....................       764,153       5,789
                                                   ------------      ------
   Plan assets in excess of projected benefit
    obligation...................................        31,029         235
   Unrecognized net gain.........................        49,660         376
                                                   ------------      ------
   Prepaid pension costs.........................  (Yen) 80,689      $  611
                                                   ============      ======

                                                         1998           1998
                                                    --------------- ------------
                                                    MILLIONS OF YEN MILLIONS OF
                                                                    U.S. DOLLARS
   Service cost...................................   (Yen)132,444     $ 1,003
   Interest cost on projected benefit obligation..         19,788         150
   Actual return on plan assets...................        (63,150)       (478)
   Net amortization and deferral..................         36,556         277
   Employee contributions.........................        (31,362)       (238)
                                                     ------------     -------
   Net periodic severance payments under SFAS 87..         94,276         714
   Gain on transferred plan assets in excess of
    projected
    benefit obligation as of April 1, 1997........       (133,951)     (1,015)
   Deduct: Amounts attributable to regulatory
    accounting practices under SFAS 71............         77,860         590
                                                     ------------     -------
   Total cost for employees' severance indemnities
    as
    recorded in the consolidated statement of
    income........................................   (Yen) 38,185        $289
                                                     ============     =======
   Assumptions in determination of net pension
    cost:
     Discount rate................................            3.5%
     Long-term rate of salary increases...........            3.5%
     Long-term rate of return on funded assets....            4.0%
                                                     ------------

11. INCOME TAXES:

  The Company and its subsidiaries are subject to a number of different taxes, based on income, which in the aggregate indicate a normal statutory tax rate of approximately 51 percent. Due to a change in Japanese income tax regulations, effective April 1, 1998, the statutory rate was reduced to approximately 48% and such amount has been used in calculating the future expected tax effects of temporary differences. However, there are certain deductions and credits available and a limit on deductions of a certain nature. The effective tax rates of the

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company for the years ended March 31, 1996, 1997 and 1998 differ from the normal statutory rates for the following reasons:

                                                         PERCENT OF INCOME
                                                           BEFORE INCOME
                                                               TAXES
                                                         --------------------
                                                         1996   1997    1998
                                                         -----  -----  ------
   Normal statutory tax rate............................ 51.00% 51.00% 51.000%
   Tax credit primarily for expenditures for research
    and development, and certain equipment.............. (3.75) (0.40)  (0.38)
   Changes in income tax rate...........................   --     --     6.49
   Provision for valuation allowance....................   --     --     4.66
   Other................................................  2.82   0.58    2.04
                                                         -----  -----  ------
   Effective tax rate................................... 50.07% 51.18%  63.81%
                                                         =====  =====  ======

  Significant components of the deferred tax assets and liabilities at March 31, 1997 and 1998 are as follows:

                                               1997          1998        1998
                                           ------------  ------------  --------
                                                MILLIONS OF YEN        MILLIONS
                                                                       OF U.S.
                                                                       DOLLARS
   Deferred tax assets:
     Liability for employees' severance
      payments...........................  (Yen)599,909  (Yen)569,678   $4,316
     Advance received....................         8,835        11,012       83
     Accrued enterprise tax..............        22,905        18,951      144
     Depreciation........................        20,287        23,263      176
     Operating loss carryforwards for tax
      purposes...........................        72,766         2,810       21
     Financial assistance to subsidiary
      companies..........................           --         95,375      723
     Other...............................       108,887       101,062      766
                                           ------------  ------------   ------
     Total gross deferred tax assets.....       833,589       822,156    6,229
     Less valuation allowance............        (1,479)      (30,573)    (232)
                                           ------------  ------------   ------
     Total deferred tax assets...........       832,110       791,583    5,997
                                           ------------  ------------   ------
   Deferred tax liabilities:
     Valuation for securities............        22,059        17,011      129
     Special reserve for tax purposes....        42,136        41,897      318
     Gains on sales of subsidiary
      stocks.............................        31,972        31,972      242
     Other...............................        49,962        50,684      384
                                           ------------  ------------   ------
     Total gross deferred tax
      liabilities........................       146,129       141,564    1,073
                                           ------------  ------------   ------
     Net deferred tax assets.............  (Yen)685,981  (Yen)650,019   $4,924
                                           ============  ============   ======

  The Company and NTT Mobile Communications Network, Inc., and its eight regional subsidiaries (together, "NTT DoCoMo", a trademark which stands for "Do Communications over the Mobile Network") are major shareholders of NTT Personal Group, which consists of NTT Central Personal Communications Network Inc. and eight other NTT subsidiaries. In May 1998 the Company decided to transfer its PHS business to NTT DoCoMo by the end of fiscal year 1999 and to liquidate NTT Personal Group following the transfer. Through the liquidation, the Company and NTT DoCoMo will provide financial assistance to NTT Personal Group in the form of intercompany loans. The proceeds of such loans, which may total up to approximately (Yen)200 billion, will

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

be used by NTT Personal Group to settle outstanding bank debt and other liabilities. Although losses relating to the financial assistance have already been recognized on a consolidated basis, they are not tax deductible until the liquidation is completed. Therefore, the Company has recognized deferred tax assets related to these losses.

  The valuation allowance at March 31, 1997 mainly related to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The valuation allowance at March 31, 1998 mainly related to deferred tax assets on the losses related to financial assistance to subsidiary companies which are not expected to be tax deductible. The net changes in the total valuation allowance for the years ended March 31, 1997 and 1998 were a decrease of (Yen)1,862 million and an increase of (Yen)29,094 million ($220 million), respectively.

  Net deferred tax assets at March 31, 1997 and 1998 are included in the consolidated balance sheet as follows:

                                               1997          1998        1998
                                           ------------  ------------  --------
                                                MILLIONS OF YEN        MILLIONS
                                                                       OF U.S.
                                                                       DOLLARS
   Prepaid expenses and other current
    assets...............................  (Yen)101,009  (Yen)138,686   $1,051
   Deferred income taxes (investments and
    other assets)........................       586,020       511,334    3,873
   Other long-term liabilities...........        (1,048)           (1)       0
                                           ------------  ------------   ------
                                           (Yen)685,981  (Yen)650,019   $4,924
                                           ============  ============   ======

  Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1998 amounted to approximately (Yen)227,391 million ($1,723 million) and are available as an offset against future taxable income of such subsidiaries. Theses carryforwards expire at various dates up to five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowances, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12. CONSUMPTION TAX:

  The consumption tax rate, with minor exceptions, for all taxable goods and services is 3 percent. Effective April 1, 1997, the rate has been raised to 5 percent. A tax credit for consumption taxes incurred (which are included in the cost of purchased goods and services) is available against consumption taxes attributable to revenue in the same taxable period.

13. SHAREHOLDERS' EQUITY:

  As noted previously, pursuant to the NTT Law as approved by the Japanese Diet, the Company was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to the Company. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. since incorporation, the Government of Japan has sold 5,400 thousand shares of the Company's common stock to the public. As a normal part of its business operations, the Company provides various telecommunications and other services to the Government of Japan.

  According to the NTT Law, the Company shall obtain authorization from the Minister of Posts and Telecommunications for certain financial matters including (1) new issue of shares, convertible debentures or

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

debentures with preemptive rights to acquire new shares; (2) any resolution for (i) change in the Articles of Incorporation, (ii) appropriation of profits or (iii) merger or dissolution; and (3) disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

  The Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the reserve equals 25 percent of stated capital.

  On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, the Company capitalized the aggregate amount of (Yen)15,600 million ($118 million) of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. In Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for in the manner adopted by companies in the United States of America, (Yen)234,624 million ($1,777 million) would have been transferred from retained earnings to the applicable capital accounts.

  The amount of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan was (Yen)1,373,748 million ($10,407 million) at March 31, 1998.

  In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 1998 includes amounts representing final cash dividends of (Yen)39,780 million ($301 million),
(Yen)2,500 ($19) per share, and the related transfer to the legal reserve of
(Yen)3,978 million ($30 million), which were approved at the shareholders' meeting held on June 26, 1998.

14. BUSINESS SEGMENT AND GEOGRAPHIC AREA:

  The Company and its subsidiaries are engaged predominantly in a single industry, telecommunications services in Japan which include telephone, telegraph, leased circuit, sale of telecommunication equipment and data communications services.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", which requires that public business enterprises report certain information about operating segments in financial statements of the enterprise and also requires that they report certain information about their products and services, the geographic areas in which they operate, and their major customers. In the case of the Company, SFAS 131 is effective for the fiscal year beginning April 1, 1998. Management does not believe that the new standard will have a material effect on the consolidated financial position or operating results of the Company.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


15. LEASES:

  The Company and its subsidiaries lease certain office space, employees' residential facilities and other assets. Leases qualifying as capital leases at March 31, 1997 and 1998 were as follows:

   CLASS OF PROPERTY                        1997          1998          1998
   -----------------                    ------------  ------------  ------------
                                             MILLIONS OF YEN        MILLIONS OF
                                                                    U.S. DOLLARS
   Buildings........................... (Yen)394,288  (Yen)393,233    $ 2,979
   Machinery, vessels and tools........      169,369       305,545      2,315
   Accumulated depreciation............      (95,943)     (197,526)    (1,497)
                                        ------------  ------------    -------
                                        (Yen)467,714  (Yen)501,252    $ 3,797
                                        ============  ============    =======

  Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 1998 are as follows:

                                                       MILLIONS OF  MILLIONS OF
   YEAR ENDING MARCH 31                                    YEN      U.S. DOLLARS
   --------------------                                ------------ ------------
   1999............................................... (Yen) 92,581   $   701
   2000...............................................       81,974       621
   2001...............................................       68,209       517
   2002...............................................       42,930       325
   2003...............................................       35,151       266
   Later years........................................    1,182,740     8,960
                                                       ------------   -------
   Total minimum lease payments.......................    1,503,585    11,390
   Less--Amount representing interest.................      976,036     7,394
                                                       ------------   -------
   Present value of net minimum lease payments........      527,549     3,996
   Less--Current obligation...........................       53,868       408
                                                       ------------   -------
   Long-term capital lease obligations................ (Yen)473,681   $ 3,588
                                                       ============   =======

  Rental expenses under operating leases for land, buildings and equipment under cancellable leases, which are generally renewed upon expiration, for the years ended March 31, 1996, 1997 and 1998 were (Yen)173,223 million,
(Yen)178,519 million and (Yen)153,055 million ($1,160 million), respectively.

16. RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS:

  RESEARCH AND DEVELOPMENT EXPENSES--

  Research and development expenses are charged to income as incurred and such amounts charged to income for the years March 31, 1996, 1997 and 1998 were
(Yen)318,105 million, (Yen)328,529 million and (Yen)288,931 million ($2,189 million), respectively.

  ADVERTISING COSTS--

  Advertising costs are expensed as incurred. Advertising costs included in other operating expenses were (Yen)59,973 million, (Yen)75,244 million and
(Yen)83,452 million ($632 million) for the years ended March 31, 1996, 1997 and 1998, respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


17. GAINS ON SALES OF SUBSIDIARY STOCKS:

  In April 1995, the Company sold 48,000 shares of NTT Data Corporation ("NTT Data"), a consolidated subsidiary, to third parties for (Yen)49,866 million, net of related expenses. In addition, on April 26, 1995 and February 14, 1996, NTT Data issued 20,000 shares and 33,000 shares of common stock in a public offering to third parties at a price of (Yen)1,040 thousand and (Yen)3,050 thousand per share, respectively, which were in excess of the Company's average per share carrying value. The issuances of these shares for
(Yen)20,800 million and (Yen)100,650 million are regarded as sales of a part of the Company's interest in NTT Data. As a result of these issuances and sales, the Company's shareholding in NTT Data declined from 100 percent to 60 percent. The resulting gains on these issuances and sales of subsidiary stock, together with those on other similar transactions, amounting to approximately
(Yen)98,011 million were included in the consolidated statement of income for the year ended March 31, 1996. In the consolidated statement of cash flows for the year ended March 31, 1996, the gains on sales of subsidiary stocks are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)178,770 million are included in the cash flows from investing activities.

18. FOREIGN EXCHANGE GAIN AND LOSS:

  Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 1996, 1997 and 1998 were losses of (Yen)708 million, (Yen)2,120 million and (Yen)799 million ($6 million), respectively.

19. FINANCIAL INSTRUMENTS:

  The carrying amounts and the estimated fair values of financial instruments excluding debt and equity securities at March 31, 1997 and 1998 are as follows:

                                       1997                        1998                     1998
                             --------------------------  --------------------------  --------------------
                               CARRYING                    CARRYING                  CARRYING
                               AMOUNTS      FAIR VALUE     AMOUNTS      FAIR VALUE   AMOUNTS   FAIR VALUE
                             ------------  ------------  ------------  ------------  --------  ----------
                                                                                         MILLIONS OF
                                               MILLIONS OF YEN                          U.S. DOLLARS
   Cash and cash
    equivalents............  (Yen)821,140  (Yen)821,140  (Yen)913,236  (Yen)913,236  $  6,918   $  6,918
   Notes and accounts
    receivable, trade......       930,792       930,792     1,085,381     1,085,381     8,223      8,223
   Short-term borrowings...      (387,544)     (387,544)     (456,995)     (456,995)   (3,462)    (3,462)
   Accounts payable, trade     (1,115,840)   (1,115,840)   (1,131,444)   (1,131,444)   (8,572)    (8,572)
   Accrued payroll.........      (427,276)     (427,276)     (494,387)     (494,387)   (3,745)    (3,745)
   Long-term debt including
    current portion........    (5,209,976)   (5,433,703)   (5,601,531)   (5,756,528)  (42,436)   (43,610)
   Forward exchange
    contracts..............       (11,813)      (16,664)      (52,473)       41,302      (398)       313
   Interest rate and
    currency swap
    agreements.............           --            --        (10,690)        9,425       (81)        71

  CASH AND CASH EQUIVALENTS, NOTES AND ACCOUNTS RECEIVABLE, TRADE, SHORT-TERM BORROWINGS, ACCOUNTS PAYABLE, TRADE AND ACCRUED PAYROLL--

  The carrying amounts approximate fair value because of the short maturities of such instruments.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  LONG-TERM DEBT INCLUDING CURRENT PORTION--

  The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using the Company's current incremental rates of borrowings for similar liabilities.

  DERIVATIVE FINANCIAL INSTRUMENTS--

  The fair values of forward exchange contracts, interest rate swap agreements and currency swap agreements are estimated based on the amounts the Company and certain subsidiaries would receive or pay to terminate the contracts at March 31, 1997 and 1998 with discounted amounts of net future cash flows.

  The table below shows the notional principal amounts of those derivative financial instruments at March 31, 1997 and 1998:

                                            1997         1998         1998
                                        ------------ ------------ ------------
                                             MILLIONS OF YEN        MILLIONS
                                                                       OF
                                                                  U.S. DOLLARS
   Forward exchange contracts.......... (Yen)727,007 (Yen)499,056    $3,781
   Interest rate and currency swap
    agreements.........................       81,324      553,270     4,191

  CONCENTRATIONS OF CREDIT RISK--

  The Company and certain subsidiaries do not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations at March 31, 1998.

20. COMMITMENTS AND CONTINGENT LIABILITIES:

  Commitments outstanding at March 31, 1998 for the purchase of property, plant and equipment and other assets approximated (Yen)500,519 million ($3,792 million).

  Contingent liabilities at March 31, 1998 for loans guaranteed amounted to
(Yen)19,356 million ($147 million).

  At March 31, 1998, the Company and its subsidiaries had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Company's consolidated financial position or results of operations.

21. SUBSEQUENT EVENTS:

  Subsequent to March 31, 1998, the Company issued (Yen)100,000 million ($758 million) coupon bonds.

  On May 12, 1998, NTT Data issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($41,424) per share, which was in excess of the Company's average per share carrying value. The issuance of these shares of (Yen)150,370 million ($1,139 million) is regarded as a sale of a part of the Company's interest in NTT Data. As a result of the issuance, the Company's shareholding in NTT Data declined from 60% to 54% and gains on sales of subsidiary stocks in the aggregate amount of approximately (Yen)69,106 million ($523 million) are expected to be recognized in the consolidated financial statements for the year ending March 31, 1999.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              YEAR ENDED MARCH 31

                                          ADDITIONS
                             BALANCE AT  CHARGED TO
                            BEGINNING OF  COSTS AND   DEDUCTIONS    BALANCE AT
                               PERIOD     EXPENSES     (NOTE 1)    END OF PERIOD
                            ------------ ----------- ------------  -------------
                                              MILLION OF YEN
Year ended March 31, 1996:
  Allowance for doubtful
   accounts...............  (Yen)16,495  (Yen)19,124 (Yen)(13,079)  (Yen)22,540
                            ===========  =========== ============   ===========
Year ended March 31, 1997:
  Allowance for doubtful
   accounts...............  (Yen)22,540  (Yen)25,091 (Yen)(21,268)  (Yen)26,363
                            ===========  =========== ============   ===========
Year ended March 31, 1998:
  Allowance for doubtful
   accounts...............  (Yen)26,363  (Yen)27,888 (Yen)(18,435)  (Yen)35,816
                            ===========  =========== ============   ===========
--------
Note: 1. Amounts written off.

                             BALANCE AT
                            BEGINNING OF                            BALANCE AT
                               PERIOD     ADDITIONS   DEDUCTIONS   END OF PERIOD
                            ------------ ----------- ------------  -------------
Year ended March 31, 1996:
  Valuation allowance
    --Deferred tax
     assets...............  (Yen) 1,845  (Yen) 1,496 (Yen)    --    (Yen) 3,341
                            ===========  =========== ============   ===========
Year ended March 31, 1997:
  Valuation allowance
    --Deferred tax
     assets...............  (Yen) 3,341  (Yen)   --  (Yen)( 1,862)  (Yen) 1,479
                            ===========  =========== ============   ===========
Year ended March 31, 1998:
  Valuation allowance
    --Deferred tax
     assets...............  (Yen) 1,479  (Yen)30,573 (Yen)( 1,479)  (Yen)30,573
                            ===========  =========== ============   ===========