Form 20-F
period 1999-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 1999-09-01
CIK 769594

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

    [X]
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 1999
                         Commission file number 1-8910

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

           3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)

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

                           Item 17 [_]  Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                 PART I

ITEM  1--DESCRIPTION OF BUSINESS.........................................    4

ITEM  2--DESCRIPTION OF PROPERTY.........................................   31

ITEM  3--LEGAL PROCEEDINGS...............................................   31

ITEM  4--CONTROL OF REGISTRANT...........................................   31

ITEM  5--NATURE OF TRADING MARKET........................................   32

ITEM  6--EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
        HOLDERS .........................................................   34

ITEM  7--TAXATION........................................................   36

ITEM  8--SELECTED FINANCIAL DATA.........................................   39

ITEM  9--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS............................................   41

ITEM 9A--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......   55

ITEM 10--DIRECTORS AND OFFICERS OF REGISTRANT............................   58

ITEM 11--COMPENSATION OF DIRECTORS AND OFFICERS..........................   58

ITEM 12--OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES..   58

ITEM 13--INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..................   58

                                 PART II

ITEM 14--DESCRIPTION OF SECURITIES TO BE REGISTERED......................   59

                                PART III

ITEM 15--DEFAULTS UPON SENIOR SECURITIES.................................   59

ITEM 16--CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
        SECURITIES.......................................................   60

                                 PART IV
ITEM 17--FINANCIAL STATEMENTS............................................   60

ITEM 18--FINANCIAL STATEMENTS............................................   60

ITEM 19--FINANCIAL STATEMENTS AND EXHIBITS...............................   60

     SIGNATURES..........................................................   61

  In this annual report, except as otherwise specified, "NTT" refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the "registrant"), "NTT Group" refers to NTT and its subsidiaries and any of their respective predecessors in business, and the "predecessor corporation" refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985.

  References to fiscal years are to 12-month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

                                EXCHANGE RATES

  In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for convenience of the reader the translations of yen into dollars have been made at the rate of 121 yen to the dollar, the approximate rate of exchange on March 31, 1999, the date of the most recent balance sheet included herein.

  On August 16, 1999, the noon buying rate in New York City for cable transfers payable in yen as announced for customs purposes by the Federal Reserve Bank of New York on such date was $1 = (Yen)114.83.

  The following table sets forth for the periods indicated certain information concerning the exchange rate for Japanese yen and U.S. dollars, based on the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

                                                        Yen per Dollar
                                               ---------------------------------
Years Ended March 31                            High   Low   Average(1) Year-end
--------------------                           ------ ------ ---------- --------
1995.......................................... 105.38  86.85    98.48     86.85
1996.......................................... 107.29  81.12    96.95    107.00
1997.......................................... 124.54 104.49   113.20    123.72
1998.......................................... 133.99 111.42   123.57    133.29
1999.......................................... 147.14 108.83   127.86    118.43
2000 (through August 16, 1999)................ 124.45 113.98   120.49

--------
(1) The average of month-end rates during the period.

                                    PART I

ITEM 1--DESCRIPTION OF BUSINESS

NTT Group

  NTT Group is the largest provider of telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

  On June 29, 1999, NTT's reorganization was approved at the ordinary general meeting of shareholders. At 0:00 a.m., on July 1, 1999 the relevant NTT business activities were transferred to NTT's respective wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), and NTT Communications Corporation ("NTT Communications"). NTT East inherited the intra-prefectural telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions and related services. NTT West inherited the intra-prefectural telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions and related services. NTT Communications inherited the domestic inter-prefectural telecommunications and multimedia network services and related services, and was allowed to enter the international telecommunications business. See "Description of Business-- Reorganization".

  On April 1, 1998, NTT Group became subject to Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public enterprises to report certain information about their products and services, the geographic areas in which they operate and their major customers. As a result of SFAS 131, NTT Group's results are now segmented according to its four primary lines of business; wireline services, wireless services, data communication services and other services. The wireline segment, provided by NTT, includes telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services; the wireless segment, provided by NTT Mobile Communications Network, Inc. ("NTT Central DoCoMo," 67% owned by NTT) and its eight regional subsidiaries (together, "NTT DoCoMo"), includes cellular services, PHS services and other related services; the data communication segment, provided by NTT DATA Corporation ("NTT DATA," 54% owned by NTT), includes data communication services and other related services; and the other services segment, provided by other NTT Group subsidiaries, includes the sale of various telecommunications products and other related services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto.

History

  In 1985 there were significant changes in the legislative and regulatory framework for telecommunications in Japan, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, the predecessor corporation was the sole domestic telecommunications carrier in Japan.

  On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the Nippon Telegraph and Telephone Corporation Law (the "NTT Law") and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the Nippon Telegraph & Telephone Public Corporation Law on August 1, 1952 to take over from the Japanese Government (the "Government") the provision of nationwide telephone, telegraph and related telecommunications services in Japan. All Government-owned assets relating to such services were transferred to the predecessor corporation. In April 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin

Denwa Co., Ltd. (which merged with Teleway Japan Corporation and changed its corporate name to KDD Corporation ("KDD") in December 1998). NTT owns approximately 8% of the share capital of KDD, the balance being owned by the public.

  At the same time that NTT was incorporated as a private company in 1985, the Telecommunications Business Law (the "Telecom Business Law") opening the Japanese telecommunications services industry to competition came into effect. The Telecom Business Law authorizes the Minister of Posts and Telecommunications ("MPT") to regulate two types of companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 1999, there were 179 Type I Carriers and 6,602 Type II Carriers.

  NTT's Shares are listed on the Tokyo Stock Exchange and all other stock exchanges in Japan. In 1994, NTT listed its shares on the New York Stock Exchange in ADR form and listed its shares on the London Stock Exchange.

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912 thousand.

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares of NTT, have been allowed to own Shares. However, the aggregate amount NTT's voting rights which may be owned by foreign nationals and foreign corporations must be less than 20% of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law in June 1997 (the "Revision Law"), this restriction will continue with respect to shares of NTT.

Relationship with the Government

  The Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of NTT. However, any increase in the number of Shares attributable to issuance of new Shares, including Shares issued upon the conversion or exercise of any convertible debentures or debentures with preemptive rights, are not included in calculating the proportion of the Shares held by the Government for this purpose.

  The total number of outstanding Shares of NTT at the time of its establishment was 15,600 thousand. Until October 1986, the Government owned 100% of the outstanding Shares of NTT. Out of the 10,400 thousand Shares held by the Government which were permitted to be sold under the NTT Law, the Government sold 5,400 thousand Shares through December 1990 to a variety of individual and institutional investors since October 1986.

  In December 1990, the Ministry of Finance announced its plan that out of the 5,000 thousand Shares then available for sale under the NTT Law, the Ministry of Finance would sell 2,500 thousand of such Shares at the rate of approximately 500 thousand Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500 thousand Shares for the time being. Prior to the offering of the Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit smooth absorption of the Shares.

  As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares amounted to 15,912 thousand and the number of Shares that the Government was permitted to sell amounted to 5,100 thousand.

  On December 18, 1998, the Government sold 1,000 thousand Shares to a variety of individual and institutional investors in a global offering registered with the United States Securities and Exchange Commission in the form of Shares or American depositary shares ("ADS"). As of March 31, 1999, the Government owned 59.20% of the outstanding Shares.

  The NTT Law requires that any disposition of NTT's Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget. Under the budget for fiscal year 2000, the Government is permitted to sell 1,000 thousand Shares.

  At the general shareholders meeting on June 29, 1999, it was approved NTT would repurchase Shares of its common stock from time to time until the next ordinary general meeting of shareholders. Most recently, NTT acquired 48,898 Shares on July 13, 1999. Of the Shares it repurchased, 48,000 were bought from the Government of Japan. As a result of the repurchase, the number of outstanding Shares was reduced to 15,863,102. See "Item 5--Nature of Trading Market."

  The Government, acting through MPT, also regulates the activities of NTT Group. See "Description of Business--Regulation." In addition, the Government is one of the largest customers of NTT Group. NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as a majority shareholder, theoretically has the power to control most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of NTT Group in the interests of national security and international relations.

Business Overview and Strategy

  The distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each other's markets through mergers and alliances. This reorganization of the industry is stimulating competition. Competition has intensified not only in the long-distance markets but also in the local telecommunications markets, as direct competition has begun in the local call market as the interconnection of local switches was established with regional operators. Cable Television
(CATV) operators have also begun providing telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators stepped up their activities in the Japanese market by obtaining necessary licenses and other preparations, resulting in intensified competition in the entire spectrum of domestic and international telecommunications markets.

  The explosive worldwide increase in the number of Internet users and the spread of local area networks (LANs) is expected to create a huge computer-based communications market with enormous potential for growth. As a result, many companies are seeking to establish themselves in this new market, and the competition, which extends beyond traditional sector boundaries and crosses national frontiers, has intensified.

  NTT believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications services.

  NTT completed the full digitization of its domestic communications networks in December 1997. Making use of a foundation of advanced digitized networks, NTT Group will concentrate its efforts on maximizing its R&D capabilities and resources in the creation and provision of new services, and is introducing a wide variety of discount pricing schemes, that together NTT believes will help to revitalize and enliven the information sharing market in Japan. Alongside this, NTT Group is strengthening its ability to deliver solution businesses such as security, hosting, and outsourcing, based on a variety of high-quality network services. Furthermore, NTT

Group is gradually installing the necessary infrastructure for the fiber-optic conversion of the access networks that can enable the provision of wide-band services such as video transmission, taking into consideration the demand for such services, NTT thinks that the main focus of management is shifting from establishing infrastructure to developing and expanding multimedia services as a means of promoting information distribution on its digitized infrastructure.

  In global business, in line with deregulations worldwide, NTT Group plans to expand the number of destination countries and extend the menu of global services provided under the "Arcstar" brand name. As well as independent development by the NTT Group, NTT Group will launch a variety of businesses, including business ventures, with companies from Japan and overseas. In Asia, NTT Group will investigate possibilities of creating relationships with international carriers. In Europe and America, NTT Group is aiming to develop its business presence both through strengthening its own service provision capabilities and through joint ventures and alliances with other firms.

  NTT Group is seeking to continue to enhance operational efficiency and further improve operational performance by streamlining its operations. To this end, NTT transferred to its subsidiaries such services as telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance services. NTT Group as a whole will direct its efforts toward broadening the scope of its business interests and bolstering its management structure.

Principal Business Activities

  NTT Group is the largest provider of telecommunications services in Japan. Its predominant business is providing nationwide telecommunications services. NTT Group's services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunication equipment and other services. NTT Group's results are also segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto and Item 1--"Description of Business--NTT Group." NTT Group's principal service is providing customers with nationwide domestic telephone service through exchange lines and cellular telephones and the Personal Handy-phone System (PHS). Revenues from each of these classes over the last three years are as follows:

                                                 Years ended March 31,
                                            ----------------------------------
                                               1997        1998        1999
                                            ----------  ----------  ----------
                                                   (Billions of yen)
   Telephone services...................... (Yen)6,038  (Yen)6,306  (Yen)6,300
   % of Total Operating Revenues...........       68.4%       66.7%       64.8%
   Telegraph services...................... (Yen)   99  (Yen)   92  (Yen)   86
   % of Total Operating Revenues...........        1.1%        1.0%        0.9%
   Leased circuit services................. (Yen)  429  (Yen)  488  (Yen)  507
   % of Total Operating Revenues...........        4.9%        5.2%        5.2%
   Data communication facility services.... (Yen)  338  (Yen)  373  (Yen)  383
   % of Total Operating Revenues...........        3.8%        3.9%        3.9%
   ISDN.................................... (Yen)  190  (Yen)  368  (Yen)  556
   % of Total Operating Revenues...........        2.2%        3.9%        5.7%
   Sale of telecommunication equipment..... (Yen)  890  (Yen)  970  (Yen)1,009
   % of Total Operating Revenues...........       10.1%       10.3%       10.4%
   Other services.......................... (Yen)  838  (Yen)  853  (Yen)  889
   % of Total Operating Revenues...........        9.5%        9.0%        9.1%

  The following table sets forth certain information concerning NTT Group's principal facilities and operations as of the dates indicated.

                                                       March 31,
                                        ---------------------------------------
                                         1995    1996    1997    1998    1999
                                        ------- ------- ------- ------- -------
TELEPHONE SERVICES:
  Telephone subscriber lines
   (thousands)........................   59,583  60,774  61,223  60,186  58,277
  Cellular telephone subscribers
   (thousands)........................    2,206   4,936  10,960  17,984  23,897
  PHS subscribers (thousands).........      --      393   1,851   1,906   1,349
  Public telephones (thousands).......      801     799     794     777     754
TELEGRAPH SERVICES:
  Telegrams (thousands)...............   43,288  41,385  40,198  37,564  36,180
  Telex subscribers (thousands).......       18      15      12      10       8
LEASED CIRCUIT SERVICES:
  Conventional circuits (thousands)...    1,025   1,001     967     902     822
  High-speed digital circuits
   (thousands)........................       31      57     107     169     228
INTEGRATED SERVICES DIGITAL NETWORK
 (ISDN) SERVICES:
  INS-Net 64 (thousands)..............      337     510   1,037   2,286   3,955
  INS-Net 1500 (thousands)............        6      10      22      34      48
OTHER SERVICES:
  Open Computer Network (OCN) services
   (thousands)........................      --      --        1     159     478
  Digital data exchange (DDX)
   services:
  Digital Data Exchange-Packet (DDX-
   P).................................   36,740  33,424  31,821  30,625  26,643
  Digital Data Exchange--Telephone
   Packet (DDX-TP)....................  410,739 432,457 444,788 446,522 436,427
  Frame Relay.........................       28     565   3,942  15,701  43,959
  Cell Relay..........................      --      --        0       4       6
Pocket pager subscribers (thousands)..    5,355   6,328   5,836   3,908   2,111
Facsimile network subscribers
 (thousands)..........................      678     812   1,015   1,127   1,212
Employees (thousands).................      235     231     230     226     224

 Telephone Services

  Revenues from telephone services were 64.8% of operating revenues in fiscal year 1999. NTT Group's telephone services include certain items in the wireline segment, such as telephone subscriber services, public telephones and other related services; certain items in the wireless segment, such as cellular telephones, PHS and other related services; and certain other services. NTT Group is the principal provider of fixed-line telephone subscriber services in Japan, providing approximately 58 million subscriber lines nationwide. NTT Group is also the largest provider of cellular telephone services in Japan with approximately 24 million cellular telephone subscribers. NTT Group provides both local and long-distance telephone services, but until recently did not provide international services. Under the new law relating to the reorganization of NTT, NTT Communications is now permitted to offer international services. See "Description of Business-- Reorganization" and "--Global Businesses".

  (i) Telephone Subscriber Services

  Telephone subscriber service is NTT Group's principal business activity. Due to an increase in sales of ISDN services and cellular telephones and the sluggish economy in Japan, the number of subscriber lines in service decreased
1.91 million from the previous fiscal year to 58.28 million subscriber lines at the end of the fiscal year 1999, marking the second consecutive year of a decrease in subscriber lines. Management believes that about 85% of the increase in ISDN subscribers represents a shift from telephone subscribers. Residential use accounted for approximately 71.5% and business use accounted for approximately 28.5% of telephone subscriber lines. Penetration rate at the end of the fiscal year 1999 was approximately 461 subscriber lines per 1,000 inhabitants.

  In fiscal year 1999, NTT's end-to-end telephone traffic decreased from the previous year in terms of number of calls as well as hours of use. The primary reasons for this decrease were the ongoing economic downturn, an increase in competition and the shift to cellular telephone services and INS-Net. Even when combined with ISDN traffic, the number of calls and hours of use decreased.

  The following table sets forth NTT's end to end traffic of fixed telephone and ISDN services:

                                                             Years ended March
                                                                    31,
                                                            --------------------
   Number of calls (Million calls):                          1997   1998   1999
   --------------------------------                         ------ ------ ------
   Fixed line telephone.................................... 79,891 73,668 61,074
   ISDN (Voice mode).......................................  1,613  3,569  7,150
   ISDN (Digital mode).....................................  1,277  2,152  3,199
                                                            ------ ------ ------
   Fixed line telephone and ISDN total..................... 82,781 79,389 71,423
                                                            ====== ====== ======
                                                             Years ended March
                                                                    31,
                                                            --------------------
   Hours of use (Million hours):                             1997   1998   1999
   -----------------------------                            ------ ------ ------
   Fixed line telephone....................................  3,441  3,240  2,952
   ISDN (Voice mode).......................................     56    122    241
   ISDN (Digital mode).....................................     65    168    334
                                                            ------ ------ ------
   Fixed line telephone and ISDN total.....................  3,562  3,531  3,526
                                                            ====== ====== ======

  Current monthly charges for telephone exchange lines vary according to business or residential use and the number of subscribers' exchange lines in the local calling area, or "Message Area," for local calls. Current call charges for telephone exchange lines vary according to distance, duration, day and time of day.

  Since April 1, 1985, the effective date of the Telecom Business Law, NTT has made numerous rate changes, amounting to an aggregate (Yen)967 billion rate reductions through March 31, 1999. In certain areas competing Type I Carriers (so called "NCCs" New Common Carriers) have acquired their market positions mainly by offering long-distance telephone services at rates less than NTT's. In fiscal year 1999, NTT's share of inter-prefecture calls between all prefectures in Japan dropped to 59.4% based on the number of calls. When combined with ISDN services, NTT's share of inter-prefecture calls is 63%.

  In February 1998, NTT reduced the rate for daytime calls over 100 kilometers from (Yen)110/3 minutes to (Yen)90/3 minutes. This rate reduction eliminated price advantages held by NCCs for the first time.

  Despite NTT's rate reductions, primarily in long-distance rates, long-distance profits had continued to support local services until fiscal year 1996. In order to rebalance its rate structures, NTT sought, in addition to reductions of long-distance rates, the development of a new rate structure for local services, such as telephone exchange lines, local calls and directory assistance, which would reflect the costs of providing such services to the fullest extent possible. As part of this effort, NTT revised its monthly charges for telephone exchange lines and directory assistance service charges in February 1995 and October 1995.

  NTT applied to MPT in December 1997 for a further revision of its directory assistance service charges. This revision was partially implemented in May 1998 and in May 1999 following the approval of MPT. This revision is expected to have the effect of increasing NTT Group's revenues by (Yen)15 billion per 12-month period.

  The following tables set forth charges currently applied to telephone subscriber services:

  Installation Fee: (Yen)72,800

   Subscriber line charges (Monthly
    chargers per line):
   Number of subscribers in a local           400,000   50,000 to   Less than
    area.................................     or more     400,000      50,000
                                          ----------- ----------- -----------
   Residential........................... (Yen) 1,750 (Yen) 1,600 (Yen) 1,450
   Business.............................. (Yen) 2,600 (Yen) 2,450 (Yen) 2,300

  Dialing charges (Call duration for (Yen)10 from a subscriber telephone)*:

                        8 a.m.-7 p.m.      7 p.m.-11 p.m.**    11 p.m.-8 a.m.
                      ------------------  ------------------  ----------------
   Local area........    3 min. ((Yen)10)    3 min. ((Yen)10)  4 min. ((Yen)10)
   Adjacent area.....   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
   Up to 20 km.......   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
   20 km--30 km......   45 sec. ((Yen)40)   45 sec. ((Yen)40)  1 min. ((Yen)30)
   30 km--60 km......   36 sec. ((Yen)50)   36 sec. ((Yen)50)  1 min. ((Yen)30)
   60 km--100 km..... 22.5 sec. ((Yen)80)   30 sec. ((Yen)60) 45 sec. ((Yen)40)
   Over 100 km.......   20 sec. ((Yen)90) 22.5 sec. ((Yen)80) 30 sec. ((Yen)60)

--------
 * Amounts in ( ) are charges for 3 minutes.
** Also includes weekends and holiday daytime calls.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. At the same time, NTT Group has sought to develop and provide services to satisfy customer needs. This included the introduction of such new services as "Number Display" service (Caller ID). "Number Display," introduced in October 1997, allows the calling party's telephone number to be displayed on the called party's telephone handset before the telephone is answered.

  NTT has introduced several optional calling plans to different customer segments. These services include "Telechoice" (a discount plan for toll calls to specified area codes), "Telejozu" (an optional discount calling plan), "Telewise" (a monthly toll-call charge discount service), "Telehodai" (a monthly flat rate for local/adjacent area calls made during midnight/early morning hours used most often for the Internet), "Area Plus" (a service that allows customers to make three-minute calls to adjacent areas, or up to 20 kilometers, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night hours and early morning) by paying a fixed monthly fee), "Time Plus" (a service that enables local calls to be made at a cost of (Yen)10 for five minutes within their own local calling area ((Yen)10 for seven minutes during late night hours and early morning) by similarly paying a fixed monthly fee). During fiscal year 1999, NTT expanded the service of "Time Plus" to the whole of Japan.

  The interconnection of local switches with telecommunications operators, which began during fiscal year 1998 through NTT's Group Centers (GCs, or local switching offices), brought direct competition for local telephone services for the first time. During fiscal year 1999, GC interconnection continued to expand.

  (ii) Cellular Telephone Service

  NTT Group's cellular telecommunications and paging businesses, part of NTT Group's wireless segment, are conducted throughout Japan by NTT DoCoMo. NTT DoCoMo is Japan's leading mobile telecommunications services provider and is one of the largest cellular operators in the world as measured by total number of cellular subscribers. NTT DoCoMo offers a range of high-quality, high-mobility communications services such as cellular telephone services, paging services and other specialized mobile phone services (including maritime telephone, in-flight telephone and satellite mobile communications services) through its own advanced network.

NTT DoCoMo also sells cellular handsets and pagers and related equipment. NTT DoCoMo is regulated as a Type I telecommunications carrier and a Special Type II telecommunications carrier.

  Although NTT owns 67.1% of NTT Central DoCoMo, NTT is not actively involved in the daily management or operations of NTT DoCoMo. NTT DoCoMo's business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo and NTT and each of NTT's other subsidiaries are conducted on an arm's length basis.

  On October 22, 1998, NTT Central DoCoMo listed its stock on the first section of the Tokyo Stock Exchange. In connection with this, NTT sold 218,000 shares of NTT Central DoCoMo's non-par-value common stock and NTT Central DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT's stake in NTT Central DoCoMo was reduced from 94.7% to 67.1%.

  The cellular industry in Japan has experienced a rapid growth in recent years. The total number of cellular telephone subscribers in Japan has grown from approximately 2.1 million at March 31, 1994 to approximately 41.5 million at March 31, 1999, which positions Japan as the second largest cellular market in the world. The penetration rate of cellular telephone services at the end of the fiscal year was approximately 328 subscribers per 1,000 inhabitants. NTT DoCoMo continues to be Japan's leading provider of cellular telephone services with aggregate subscriber base of approximately 23.9 million and an estimated market share of 57.5% as of March 31, 1999.

  The following table sets forth information regarding NTT DoCoMo's subscribers and its market share:

                                                   March 31,
                                        ------------------------------------
                                        1995   1996    1997    1998    1999
                                        -----  -----  ------  ------  ------
   Cellular telephone subscribers
    (thousands)........................ 2,206  4,936  10,960  17,984  23,897
     Digital service (thousands).......   380  2,556   9,445  17,706  23,895
     Analog service (thousands)*....... 1,826  2,380   1,515     278       2
     Market share......................  50.9%  48.4%   52.5%   57.0%   57.5%

--------
*  NTT DoCoMo terminated its analog service on April 1, 1999.

  NTT DoCoMo was the first cellular operator in Japan to provide digital cellular service which it began offering in March 1993. NTT DoCoMo has constructed and operated its own state-of-the-art digital network and is the only cellular operator in Japan to have done so on a nationwide basis. As of March 31, 1999, NTT DoCoMo's digital service areas covered approximately 99.9% of the population nationwide. NTT DoCoMo terminated its analog service on April 1, 1999, allowing it to use the limited spectrum resources more efficiently.

  In fiscal year 1999, NTT DoCoMo's cellular telephone traffic continued to grow from the previous year in terms of number of calls as well as hours of use in accordance with the expansion of the cellular market:

  The following table sets forth information regarding NTT DoCoMo's cellular telephone traffic:

                                                                    March 31,
                                                                  --------------
                                                                  1997 1998 1999
                                                                  ---- ---- ----
   Hours of use (Million hours).................................. 252  448  784

  Cellular telephone subscribers are billed for a fixed monthly charge and call charges which vary according to distance, duration, day and time of day.

  NTT DoCoMo has continuously reduced its call and other rates, including its monthly charge and subscription fee, and also provides optional calling plans that allow discounts for additional calls, and discount rates for calls on weekends, holidays and during night hours on weekdays. During fiscal year 1999, NTT

DoCoMo launched new optional plans that included dialing charges in fixed monthly charges. On July 1, 1999, NTT DoCoMo introduced a new fee-based volume discount called "Ichinen-Waribiki."

  In December 1996, revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications tariffs for such services as cellular telephones, PHS and pagers.

  NTT DoCoMo offers a variety of plans for fixed monthly charges and call charges. The following table sets forth major charges currently applied by NTT Central DoCoMo to its Digital 800 MHz service under its basic monthly plans:

  Fixed monthly charges as of July 1, 1999

                     Fixed monthly charge              Call charges
                     --------------------              ------------
Plan A.............       (Yen)4,500      Charges set forth in the table below.

Plan B.............       (Yen)3,500      1.4 times the charges that are applied
                                          to Plan A service. Includes (Yen)200
                                          free charge.

                                          Charged per minute. Low rate after 3
Chotoku Plan.......       (Yen)4,500      minute.

Ohanashi Plus-L....       (Yen)5,900      Includes (Yen)3,000 free charge. 1.3
                                          times the charges that are applied to
                                          Plan A service.

Ohanashi Plus-M....       (Yen)4,100      Includes (Yen)1,300 free charge. 1.5
                                          times the charges that are applied to
                                          Plan A service.

Ohanashi Plus-Big..       (Yen)9,100      Includes (Yen)6,100 free charge. 1.1
                                          times the charges that are applied to
                                          Plan A service.

  Call charges for 3 minutes as of July 1, 1999 (weekdays):

Calls originating in the business area of
Central DoCoMo to:                         8a.m.-7p.m. 7p.m.-11p.m. 11p.m-8a.m.
-----------------------------------------  ----------- ------------ -----------
Fixed line telephone
  Within the business area of Central
   DoCoMo
  Within the originating prefecture.......  (Yen)100     (Yen)60      (Yen)40
    Outside the originating prefecture....  (Yen)110     (Yen)70      (Yen)50
  Outside the business area of Central
   DoCoMo
    To adjacent prefectures...............  (Yen)110     (Yen)70      (Yen)50
    To other prefectures..................  (Yen)150     (Yen)90      (Yen)60
Cellular telephone of NTT DoCoMo
  Within the business area of Central
   DoCoMo and to adjacent prefectures.....  (Yen)110     (Yen)70      (Yen)50
  Other areas.............................  (Yen)130     (Yen)80      (Yen)50
Cellular telephone of other company
  All area................................  (Yen)130     (Yen)80      (Yen)50

  In fiscal year 1999, NTT DoCoMo introduced "i-mode" service, which connects users to various types of on-line services including mobile banking, and "mopera" service, which provides users with access to the Internet and mobile information.

  NTT DoCoMo is a leading supporter of wide-band code division multiple access (W-CDMA) as the third-generation wireless communications platform for the next century. W-CDMA will offer high-speed data rates enabling the integration of voice communications with far-reaching multimedia applications, such as full-motion video, Internet access and videoconferencing. W-CDMA technology has gained acceptance in a number of international markets, with Europe adopting a scheme based on W-CDMA as its radio transmission technology for the third-generation mobile communications system in January 1998, and many operators in Asia and Oceania announcing their support for this technology. NTT DoCoMo is committed to further contributions toward establishing a global standard, while promoting joint system trials with interested parties world-wide. NTT DoCoMo intends to commence W-CDMA services in spring of 2001.

  In the Kanto area, which includes Tokyo, NTT Central DoCoMo faces three competitors: Nippon Idou Tsushin Corporation, Tokyo Digital Phone Co., Ltd. and Tu-Ka Cellular Tokyo Inc. NTT DoCoMo faces similar competition in other areas.

  (iii) PHS Services

  On December 1, 1998, NTT Group's PHS business, now part of NTT Group's wireless segment, that had formerly been operated by NTT Central Personal Communications Network, Inc. and eight other regional PHS operating companies (together, "NTT Personal Group") was transferred to NTT DoCoMo. The integration of the PHS business enabled NTT DoCoMo to provide a comprehensive set of mobile communications services. PHS services were introduced in July 1995 in the Kanto area, which includes Tokyo, and also in parts of Hokkaido. In October 1995, NTT Personal Group commenced nationwide PHS services. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but PHS cannot be used in fast moving automobiles or trains.

  The following table sets forth information regarding NTT DoCoMo's PHS subscribers and its market share:

                                                                March 31,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,851  1,906  1,349
   Market share............................................  30.7%  28.3%  23.3%

  Initially, PHS services grew rapidly by providing inexpensive services with small and lightweight terminals. In September 1997, the number of subscribers reached seven million. Since October 1997, however, the number of customers has steadily fallen and liabilities of NTT Personal Group have exceeded its assets. Consequently, NTT Personal Group began a review of the PHS businesses. As a result of its deliberations, NTT Group concluded that it would be difficult to continue PHS business through NTT Personal Group and decided to transfer its PHS businesses to NTT DoCoMo. NTT Group completed the transfer on December 1, 1998. NTT Group expects the transfer to NTT DoCoMo to create synergetic effects and improve its PHS businesses operations, and allow NTT DoCoMo to develop new services based on the features of PHS.

  NTT DoCoMo endeavored to boost PHS service by introducing "Family discount", a service that discounts charges for families that use several mobile phones and PHS and by launching a 64 kilobit-per-second data communications service that makes use of high-speed performance of PHS. In addition, NTT DoCoMo also introduced a new type of handset called "Doccimo," which are terminals that are compatible with both Personal Data Communications system (PDC) using a cellular phone and PHS.

  NTT DoCoMo faces PHS competition from two groups. These competitors are DDI Pocket Telephone Group and ASTEL group. ASTEL Tokyo Corporation ("ASTEL Tokyo") was merged with Tokyo Telecommunications Network Co., Inc. ("TTNet") on April 1, 1999.

 Telegraph Services

  Revenues from telegram services were 0.9% of operating revenues in fiscal year 1999. This service category includes both telegram and telex services, which are included in NTT Group's wireline segment. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, increased steadily during the fiscal year, this could not fully offset the continued decline in the use of telegrams for weddings and condolences.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                          March 31,
                                              ----------------------------------
                                               1995   1996   1997   1998   1999
                                              ------ ------ ------ ------ ------
   Telegrams (thousands) .................... 43,288 41,385 40,198 37,564 36,180
   Telex subscribers (thousands).............     18     15     12     10      8

 Leased Circuit Services

  Revenues from leased circuit services were 5.2% of operating revenues in fiscal year 1999. This service category includes conventional leased circuits, high-speed digital circuits, ATM Megalink, ATM Share Link and other services, which are included in NTT Group's wireline segment.

  Demand from corporations upgrading their communications systems continues to drive strong growth in high-speed digital circuits. Sales of high-speed data transmission services, especially economical 64-kilobit-per-second lines, were strong. The number of high-speed digital circuits jumped 34.9% to 228 thousand. Sales of conventional leased circuits decreased 8.8% to 822 thousand as customers switched to high-speed communications services.

  To meet growing demand for low-cost, high-speed transmission, NTT introduced "Digital Access 64", in fiscal year 1997, and "Digital Access 128", in fiscal year 1998, which reduced price by simplifying performance functions and offering different levels of maintenance. In fiscal year 1999, through the launch of the "Digital Access 1500" service in the short distance area, and the introduction of the "Digital Reach" service in the medium and long distance areas, NTT boosted its competitiveness. Further, to meet specific demands of customers, NTT launched a new asynchronous transfer mode (ATM)- based service called "ATM Share Link Service", offers minimum communication rates even under the heaviest traffic conditions. This service also enables customers to select different transmission speeds. "ATM Megalink Service," which was introduced in fiscal year 1998 and uses ATM transmission to offer low-cost, high-speed, wide-area communications, became much more popular with corporations as the telecommunications backbone for their internal networks.

  In an effort to rebalance its rate structure in its leased circuit services, NTT gradually implemented tariff revisions for the services. Revisions took effect in September 1995, April 1996, April 1997 and April 1998. These revisions are estimated to have the effect of decreasing NTT's revenues by
(Yen)42 billion per 12-month period.

  The following table sets forth information regarding NTT's leased circuit services:

                                                            March 31,
                                                   ----------------------------
                                                   1995  1996  1997 1998  1999
                                                   ----- ----- ---- ----- -----
   Conventional circuits (thousands).............. 1,025 1,001 967    902   822
   High-speed digital circuits (thousands)........    31    57 107    169   228
   Digital Access 64/128/1500 (thousands).........   --    --    7     59   128
   Digital Reach 64/128/1500......................   --    --  --     --  3,316
   ATM Megalink...................................   --    --  --   1,254 1,509

 Data Communication Facility Services

  Revenues from data communication facility services, which is included in NTT Group's data communication services segment, were 3.9% of operating revenues in fiscal year 1999. In this category, NTT Group develops data communications systems for clients, but retains ownership of the computer hardware and software and provides facility management and systems maintenance. Revenues are generated by monthly user fees which are paid by clients for the use of such systems, including the provision of management and maintenance. During the fiscal year, revenues grew because of development of new systems and additional functions for existing systems. NTT Group prioritized the marketing of such services as STAR-ACE, a sharing system for regional banks, as an important strategic product.

  The business of NTT Group's data communication facility services is conducted by a subsidiary, NTT DATA. NTT DATA is the leading provider of information systems and computer networking in Japan. NTT DATA's business operations are conducted independently of NTT Group's other operations, and transactions with NTT and each of NTT's other subsidiaries are at arm's length. Although NTT DATA does not manufacture equipment itself, it develops flexible data communications systems tailored to its clients' needs by integrating computer software technology. NTT DATA has a strong relationship with financial institutions, corporations in the manufacturing and service sectors, and government organizations. Investment in information technology by these clients is expected to continue.

  NTT DATA listed its shares on the Tokyo Stock Exchange in April 1995 and, in connection therewith, issued 20,000 of its shares in a public offering for
(Yen)20,800 million. At such time, NTT also sold part of the shares of NTT DATA held by it. In February 1996, NTT DATA issued 33,000 new shares in a global offering for (Yen)100,650 million. Also in May 1998, NTT DATA raised
(Yen)150,370 million in a new issue of shares in a global offering and increased paid-in capital of the company by (Yen)75,185 million to
(Yen)142,520 million. As a result, NTT holds 54.19% of the shares of NTT DATA.

 ISDN

  Revenues from ISDN services, which is included in NTT Group's wireline segment, were 5.7% of operating revenues in fiscal year 1999. NTT Group offers INS-Net 64 and INS-Net 1500 for its ISDN services. INS-Net services benefited from increased demand for Internet access and connection lines for LANs. NTT Group developed and launched new services, such as "INS Area Plus" that allows customers to make three-minute calls to adjacent areas, or up to 20 kilometers, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night hours and early morning) by paying a fixed monthly fee and "INS Time Plus" that enables local calls to be made at a cost of (Yen)10 for five minutes within their own local calling area ((Yen)10 for seven minutes during late night hours and early morning) by similarly paying a fixed monthly fee. As a result, sales of INS-Net 64 services increased significantly with the number of subscribers growing 73.1% to 3.96 million over the previous fiscal year. INS-Net 1500 comprised 47.7 thousand subscribers, representing a 42.0% increase over the previous fiscal year.

  To further stimulate the demand of INS-Net services, in July 1997 NTT introduced "INS-Net 64 Light". "INS-Net 64 Light" makes ISDN more accessible to consumers by allowing installation expenses to be included in monthly charges, eliminating up-front financial outlays. Demand for this service is benefiting from the growing use of INS-Net for Internet access in the home, which is part of a strong trend that is increasing traffic on NTT Group's network. "Phoenix mini," another new service, leverages the benefits of INS-Net to offer low-cost video telephone services affordable to general consumers. New demand was also created by the "Telesse" multimedia telephone that allows users to enjoy the Internet simply and conveniently.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                              March 31,
                                                     ---------------------------
                                                     1995 1996 1997  1998  1999
                                                     ---- ---- ----- ----- -----
   INS-Net 64 (thousands)........................... 337  510  1,037 2,286 3,955
   INS-Net 64 Light (thousands)..................... --   --     --     86   242
   INS-Net 1500 (thousands).........................   6   10     22    34    48

  With monthly charges above those of ordinary lines, management expects INS-Net services to become an increasingly important earnings source.

  For a discussion of ISDN traffic, see "Description of Business--Telephone Services--Telephone Subscriber Services".

 Sale of Telecommunication Equipment

  Revenues from sale of telecommunication equipment were 10.4% of operating revenues in fiscal year 1999. The sale of telecommunication equipment is included in each of NTT Group's wireline, wireless and other services segments. Due to greater demand for cellular telephones, the Japanese mobile communications market showed rapid expansion during the fiscal year. Sales of cellular telephone terminals rose 9.4% while sales of PHS terminals decreased 73.9% from the previous fiscal year.

  Due to the effects of the long-standing domestic recession and other factors, the total sales of business telephones and other terminal equipment to companies were down. However, NTT was successful in boosting sales of products compatible with LANs, ISDN networks and the Number Display (Caller
ID).

 Other Services

  Revenues from other services were 9.1% of operating revenues in fiscal year 1999. The other services category consists of certain wireline segment businesses including digital data exchange, facsimile network (F-Net), OCN services and other related services; certain wireless segment businesses including pocket pager and other related services; certain data communications segment businesses which include system development services; and certain other services.

  In December 1996, NTT launched OCN services to respond to the expansion of computer communications such as the Internet and LAN-to-LAN connections. OCN is based on a IP network which is completely different from the traditional telephone network and is constructed by using routers and a high-speed transmission network. OCN services are based on flat rate systems which are not based on distance or duration of communications and facilitates inexpensive connections to the Internet and other networks.

  During fiscal year 1999, NTT added new service menus in order to meet the increasingly sophisticated and diverse needs of customers in terms of computer-based communications services. NTT introduced "Super OCN", a service providing high quality and reliability that is ideal for corporations, universities and other users to help them cope with a large volume of Internet traffic, and "OCN Dial Access Long", a service offering dial-up access that is ideal for users who tend to remain on-line for relatively long periods of time. At March 31, 1999, subscribers for OCN services reached 478 thousand.

  NTT introduced "Super Relay FR", a high-speed, large capacity frame relay service in November 1994. The frame relay, a data-exchange method, is simpler than a conventional packet exchange. NTT bolstered its "Super Relay FR" frame relay services for high-speed, high-volume data transmission to operate local area networks (LANs) and other systems with the addition of a flat monthly rate service for customers. During fiscal year 1999, NTT launched a new "Dial-up FR" service that makes data exchange possible between a frame relay network and an ordinary analog or ISDN fixed line. Frame relay installations increased approximately 180.0% compared with the end of the previous fiscal year.

  Sales of facsimile communications services remained firm amid diversified uses reflecting the growing diffusion of facsimile machines in the home. NTT also took steps to increase the functions of "Tegarusu", a service enabling reciprocal communication between facsimile machines and electronic mail, to provide customers with extra convenience.

  The number of pocket pager subscribers decreased 46.0% as users shifted to cellular telephones and PHS.

  System development services provide the development, and delivery and sale of data communications systems. Sales of ready-made or "packaged" data communications systems are also included in this category.

During the fiscal year, NTT Group developed new systems and added functions for existing systems that satisfy diversified needs of clients. In addition, NTT Group continued to market Enterprise Resource Planning (ERP) products, including its important strategic product, SCAW Design Series, which handles core fields of corporate operations such as finance and production and ADVANCE RISM, a total support software package system for supporting diverse operations of local government. System development services of NTT Group are provided mainly by NTT DATA.

Capital Investments

  NTT Group's capital investments for the preceding three fiscal years are shown in the table below.

                                         Billions of yen          Millions of
                                      Years Ended March 31,       U.S. Dollars
                                 -------------------------------- ------------
                                    1997       1998       1999        1999
                                 ---------- ---------- ---------- ------------
Expansion and improvement of
 services:
  Fixed-line telephone ......... (Yen)1,334 (Yen)1,322 (Yen)1,129   $ 9,329
  Mobile .......................        609        544        571     4,713
  ISDN .........................        166        165        153     1,263
  Leased circuit ...............        148         97         79       655
  Data communication facility ..        155        132        163     1,349
Research and development .......        147        158        200     1,654
Construction, improvement and
 renovation of office building,
 etc............................        519        544        793     6,556
                                 ---------- ---------- ----------   -------
  Total ........................ (Yen)3,078 (Yen)2,962 (Yen)3,088   $25,519
                                 ========== ========== ==========   =======

  NTT Group is shifting capital investment strategy from investment in infrastructure to investment in demand-oriented customer services. In recent years, a substantial portion of capital investments has been used to finance the installation of digital transmission and switching equipment throughout NTT Group's telecommunications network. NTT completed full digitization of its fixed-line network in December 1997. Such digitization allows NTT Group to offer various digital-related services such as ISDN, high-speed digital circuit and frame relay.

  In fiscal year 2000, NTT Group expects to make capital investments in an amount below the levels of the past three fiscal years, since the revenue from conventional fixed-line network is not expected to increase. NTT Group plans to provide coverage of optical fiber cables in the access network for approximately 100% of business areas by 2000 followed by a goal of 100% nationwide by 2010. NTT developed "New Optical Access System," which enables low-cost opticalization up to telephone poles near customers, at a cost almost equivalent to metallic cable. This speeds the deployment of optical fiber cables in the access network, bringing NTT Group one step closer to the full introduction of high-speed broadband networks.

  As a result of the above capital investment, the amount of digital equipment used for telecommunications services was (Yen)8,230 billion, (Yen)7,675 billion and (Yen)6,680 billion in fiscal year 1999, 1998 and 1997, respectively and the amount of optical fiber cables used for telecommunications services lines was (Yen)1,086 billion, (Yen)1,012 billion and (Yen)905 billion in fiscal year 1999, 1998 and 1997, respectively.

Reorganization

  On December 4, 1997, pursuant to June 1997 amendments to the NTT Law, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" (the "Basic Principles"). On May 10, 1999, NTT submitted "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" (the "Implementation Plans") in accordance with the Basic Principles, which was approved by

MPT. Matters concerning the transfer of business, which was the precondition to reorganization, were approved at the ordinary general meeting of shareholders on June 29, 1999.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company with its businesses reorganized into three newly established companies, NTT East, NTT West and NTT Communications. Under the Revision Law, NTT is required to hold all the shares of NTT East and NTT West. The supplementary provisions of the Revision Law provide that for the time being after the reorganization NTT needs MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in NTT Communications. NTT East operates the regional telecommunications business in the eastern Japan prefectures of Hokkaido, Aomori-ken, Iwate-ken, Miyagi-ken. Akita-ken, Yamagata-ken, Fukushima-ken, Ibaraki-ken, Tochigi-ken, Gunma-ken, Saitama-ken, Chiba-ken, Tokyo-to, Kanagawa-ken, Niigata-ken, Yamanashi-ken and Nagano-ken; NTT West operates the regional telecommunications business in the remaining prefectures of western Japan; and NTT Communications operates the international and long-distance telecommunications business and data transmission services such as frame relay and OCN. NTT Communications is subject to regulation under the Telecom Business Law as a Type I carrier, but is not subject to regulation under the NTT Law. Both NTT East and NTT West are subject to regulation under the Telecom Business Law as a Type I carrier and are subject to regulation under the NTT Law. However, the requirement of MPT approval with respect to the appointment of directors and corporate auditors and disposition of profits, which was required by the NTT Law, does not apply to NTT East or NTT West. The amendments to the NTT Law also provide for NTT East and NTT West to enter into an arrangement by which NTT East may bear a portion of NTT West's expenses by payment of cash for the fiscal years ending within three years after the incorporation of NTT East. This arrangement will only be permitted if both NTT East and NTT West have the same fiscal year end. This arrangement in any one fiscal year is also subject to the requirements that NTT East must have earned a profit in such fiscal year equal to or greater than the expenses it is proposing to share and the amount of expenses to be shared must fall within a range provided by the Ministry of Posts and Telecommunications. Under this arrangement, since NTT East will pay a portion of NTT West's expenses if NTT East has profits and NTT West has losses, taxable income of NTT East will be decreased by the amount of expenses of NTT West paid by NTT East.

  As to matters to ensure fair competition, the Basic Principles require that:

  (i) NTT East and NTT West (the "Regional Companies") shall have separate directors from those of NTT Communications.

  (ii) Employees shall not be temporarily transferred between the Regional Companies and NTT Communications.

  (iii) With respect to short-term loans of NTT, NTT East, NTT West and NTT Communications, such loans shall be undertaken separately.

  (iv) NTT and the Regional Companies shall not procure equipment in collaboration with NTT Communications.

  (v) The form of interconnection between the Regional Companies and NTT Communications shall be substantially equal to the one used between the Regional Companies and other telecommunications carriers.

  (vi) Conditions of interconnection between the Regional Companies and NTT Communications shall be the same as those between the Regional Companies and other telecommunications carriers.

  (vii) The terms of trade for the provision of telecommunications services between the Regional Companies and NTT Communications shall be the same as the terms of trade between the Regional Companies and other telecommunications carriers.

  (viii) NTT Communications shall establish its own sales divisions. In the event that the Regional Companies undertake sales activities for NTT Communications to maintain users' convenience, conditions of these activities shall be the same as the terms used between the Regional Companies and other telecommunications carriers.

  (ix) Customer information and other such information provided between the Regional Companies and NTT Communications shall be the same as information provided between the Regional Companies and other telecommunications carriers.

  (x) The terms for disclosure to NTT Communications of information concerning the results of the research conducted by NTT and the Regional Companies (except that related to fundamental research whose costs are borne by NTT Communications) shall be the same as those terms used for such disclosure to other telecommunications carriers.

  The Ministry of Posts and Telecommunications received comments on the Basic Principles (original plan, announced on October 2, 1997) from the telecommunications industry. Based upon these comments, the Ministry of Posts and Telecommunications stated, among other things, that to promote fair competition, the pre-reorganization prohibition on the joint acquisition of equipment by NTT, NTT DATA and NTT DoCoMo should continue to be applied to the Regional Companies, NTT DATA and NTT DoCoMo after the reorganization.

  NTT will be paid for its services through concluding contracts with its subsidiaries as follows: NTT will be paid for its fundamental R&D activities through contracts with each of NTT's subsidiaries which continuously uses results of those R&D activities, and NTT will be paid for providing management services through contracts with its certain subsidiaries.

  NTT believes that the reorganization has considerable advantages in bolstering the collective strength of NTT Group's international telecommunications businesses and achieving growth. Shareholders' interests are secured under the amendments to the NTT Law through equity ownership in NTT, which owns the shares in the three newly established companies. Under the reorganization scheme, (1) NTT will continue its existence as a holding company with no change in share ownership, (2) NTT's shares will continue to be listed on stock exchanges and the conditions of share ownership will remain unchanged and (3) NTT Group will be able to avoid the erosion of its profits through the introduction of intercompany burden-sharing systems. Moreover, NTT believes that the amendments will enable (1) NTT Group to maintain service quality, because the three companies under NTT would continue to cooperate,
(2) NTT Group to retain current research and development capabilities through the unification of fundamental research activities in NTT and (3) NTT Communications to enter the international telecommunications business and provide global end-to-end services, consequently promoting synergies within NTT Group and bolstering its global competitiveness.

Other Subsidiaries and Affiliated Companies

  NTT Group has taken necessary measures to improve its operational efficiency as well as expand into new business areas. To meet these purposes, NTT has invested in both subsidiaries and affiliated companies (20% to 50% owned by NTT). At March 31, 1999, the number of subsidiaries and affiliates of NTT was 331 and NTT had directly contributed approximately (Yen)347 billion to them.

  NTT transferred to its subsidiaries such services as telecommunications software and systems development, facility management and maintenance, equipment sales, and directory assistance, thus streamlining its labor force. Subsidiaries that assume these functions will provide services not only to NTT Group but also to third parties, creating the potential for new revenue sources. In addition, separate units are taking more responsibility, compared with when they were divisions of NTT, for the profit and loss of their operations. This provides a stronger incentive for the subsidiaries to boost revenues and cut costs. Arm's-length transactions within the NTT Group will clarify expenses and contribute to a corporate culture that is highly cost conscious.

  As part of this effort, NTT established a wholly owned subsidiary, NTT Communicationware Corporation ("NTT Comware"), to provide a wide range of services to NTT and other clients. NTT Comware was established in April 1997 and commenced services in September 1997. NTT Comware offers a wide range of telecommunications-related services, such as the development, production, operation and maintenance of systems, software and related equipment. The subsidiary provides NTT Group with communications software and systems services to support its telecommunications business, as well as providing such services to other telecommunications operators. NTT Comware has 9,000 employees and paid-in capital of (Yen)20 billion as of March 31, 1999.

  Such local-oriented operations as line installation and repair work have been transferred to NTT Telecom Engineering (TE) companies. TE companies also market telecommunications equipment and provide facility management. The number of employees of TE companies at March 31, 1999 was 48,800. NTT Telecom Engineering Tokyo, Inc. (TE Tokyo), NTT Telecom Engineering Kanto, Inc. (TE Kanto) and NTT Telecom Engineering Shinetsu, Inc. (TE Shinetsu), all wholly owned subsidiaries of NTT, merged into NTT-ME Corporation on April 1, 1999. The merger, in addition to upgrading overall telecommunications engineering services and improving operational efficiency, is expected to strengthen sophisticated multimedia services using optical-fiber and system integration and outsourcing services, such as LANs/WANs design, installation, operation, maintenance and management.

Competition

  The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal year 1986. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the telecommunications services market. Many of these new companies have substantial capital, technological and other resources.

  The Telecom Business Law authorizes the MPT to regulate two types of companies: Type I Carriers, such as NTT East, NTT West, NTT Communications and NTT DoCoMo, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 1999, there were 179 Type I Carriers and 6,602 Type II Carriers. NTT East and NTT West are the only Type I Carrier which are responsible for providing nationwide telephone service subject to the NTT Law. Certain of NTT's other subsidiaries are General and Special Type II Carriers.

  Certain competing Type I Carriers (so called "NCCs"--New Common Carriers) have established microwave digital communications networks for their long-distance services. Other NCCs have access to nationwide rights-of-way along railway and utility lines and highways, which they have used to establish their own optical fiber digital networks. In the fall of 1987, several long-distance NCCs began offering telephone service to business and residential customers in the Tokyo-Nagoya-Osaka corridor, where most of the nation's large corporations have their head offices. These carriers have expanded their services to all prefectures and metropolitan areas in Japan. In fiscal year 1998, NTT's share of inter-prefecture calls between all prefectures in Japan dropped to 59.4% based on the number of calls. NTT Communications' competitors in the long-distance market are Japan Telecom, DDI Corporation, TTNet and KDD. In addition to long-distance services, NCCs provide their customers with basic telephone, cellular telephone, PHS, leased circuit, digital data exchange and pocket pager services. The offerings of telecommunications services by NCCs are in various stages of development, with several large NCCs completing their networks and some only recently introducing their network services.

  NTT DoCoMo's competitors in the cellular market are IDO, DDI Cellular group, Tu-Ka group, Digital Tu-Ka group and Digital Phone group. Despite intense competition, NTT DoCoMo had approximately 57.5% market share of cellular subscribers as of March 31, 1999. Intense competition in the cellular market has led to rapid, substantial and sustained decreases in the prices for handsets, monthly access fees and usage charges for calls. Certain of the competitors of NTT DoCoMo offer cellular services in a competing format, such as cdmaOne currently offered by DDI and IDO.

  NTT DoCoMo's competitors in the PHS market are DDI Pocket group, ASTEL group and TTNet (merged with ASTEL Tokyo on April 1, 1999). DDI Pocket group is the leader among the three PHS group operators with approximately 59.8% market share, NTT DoCoMo has approximately 23.3% market share and ASTEL group has approximately 16.8% market share of PHS subscribers as of March 31, 1999.

  Competing Type II Carriers offer a wide range of services, including VAN, data processing and other services. Parent companies of many of these Type II Carriers include banks, trading companies, retailers, transportation companies and domestic and foreign computer and telecommunications equipment manufacturers.

  In recent years, the distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each other's markets through mergers and alliances. The interconnection with other operators, previously connected only through NTT's Zone Centers (ZCs, or toll switching offices), was realized in 1997 through NTT's Group Centers (GCs, or local switching offices). TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time. CATV operators have also begun providing telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators stepped up their activities in the Japanese market by obtaining necessary licenses and other preparations.

  NTT Group believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications.

  For a discussion of market shares of NTT Group's major services, see "Description of Business--Principal Business Activities."

Regulation

  The Ministry of Posts and Telecommunications is the main regulatory body in Japan with responsibility for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo together with other Type I Carriers are regulated by MPT under the Telecom Business Law in respect of various of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

  In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecom Business Law opening the Japanese telecommunications services industry to competition came into effect. Since then, the Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

 The NTT Law

  The NTT Law, amended in June 1997, provides that the purpose of NTT is to hold all the Shares of NTT East and NTT West and to ensure proper and stable provision of telecommunications services by NTT East and NTT West as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law continues to require the Government to own one-third or more, and restricts foreign ownership to less than 20%, of the total number of issued Shares. See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders. The supplementary provisions of the NTT Law provide that for the time being following the reorganization, NTT will need MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in NTT

Communications. The NTT Law also requires approval of MPT with respect to appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by MPT prior to the beginning of such fiscal year. Amendments to the business plans also require approval. NTT, NTT East and NTT West need MPT approval to issue new Shares, convertible debentures or debentures with preemptive rights to acquire new Shares; to change the articles of incorporation and to amalgamate or dissolve each company. Approval of MPT is required for the disposition of profits of NTT. NTT East and NTT West need MPT approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are required to submit balance sheets, profit and loss accounts and business reports to MPT within three months after the end of its fiscal year. To carry out his supervisory function, MPT may, when he deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

  The following table summarizes certain of the major regulatory requirements applicable under the NTT Law:

                                                                NTT East
                                               NTT              NTT West
                                        (Holding Company) (Regional Companies)
                                        ----------------- --------------------
   Obligatory Share-holding by the
    Government......................... One-third or more     Prohibited
   Issuance of new Shares.............. MPT approval*         MPT approval
   Foreign ownership of Shares......... Less than 20%         Prohibited
   Appointment of directors and
    corporate auditors................. MPT approval          Unregulated
   Change of the articles of
    incorporation...................... MPT approval**        MPT approval
   Disposition of profits.............. MPT approval*         Unregulated
   Business operating plan............. MPT approval*         MPT approval*

--------
 * Subject to consultation with the Minister of Finance.
** Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

 The Telecom Business Law

  The Telecom Business Law authorizes MPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers are subdivided into Special Type II Carriers, which provide telecommunications facilities that exceed in scale the standards stipulated in the applicable Cabinet order or provide telecommunications facilities designed for communications between Japan and foreign points, and General Type II Carriers, which provide other services. Type I Carriers may also offer the same services provided by Type II Carriers. As of March 31, 1999, there were 179 Type I Carriers and 6,602 Type II Carriers.

  NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. NTT Communications and NTT DoCoMo are Type I Carriers, and certain of NTT Group's other subsidiaries are General and Special Type II Carriers.

  In accordance with agreements reached in February 1997 of basic telecommunications services negotiations under the auspices of the World Trade Organization, the Telecom Business Law was revised in June 1997. The Telecom Business Law was revised in part to remove the requirement that in connection with granting permission to an applicant to operate a Type I telecommunications business, MPT must determine that the telecommunications business to be provided by such applicant is appropriate in view of the demand for such business within the relevant area and that the commencement of such business will not result in an oversupply of telecommunications lines in the relevant area. Restrictions on the proportion of total voting shares held by foreign nationals, which had been limited to be one-third for Type I Carriers, were eliminated effective in February 1998 with the exception of NTT and KDD (the restriction on foreign ownership in KDD was abolished on July 30, 1998). See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders.

  In May 1998, the Telecom Business Law was further revised to provide that even the Type II Carriers can possess telecommunications facilities as long as such facilities are connected to one specific customer and that Special Type II Carriers are limited to Type II Carriers which provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communication services to the public through interconnections of public switched networks and leased circuits at each end. The revised law became effective on November 1, 1998.

  The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                              Type I Carriers         Type II Carriers
                              --------------- ---------------------------------
                                               Special Type II  General Type II
                                              ----------------- ---------------
   Government Regulation:
   a. Start-up of Services    Permission from Registration with Notification to
                              MPT required    MPT required      MPT required

   b. Rates and Charges       Notification to Notification to   Unregulated
                              MPT required*   MPT required

   c. Foreign Capital         Unregulated**   Unregulated       Unregulated
      Participation

  --------
   * Except in the case of Type I carriers with "designated telecommunications facilities" (such as NTT East and NTT West) where prior approval is required pending finalization of a price-cap system. See "Description of Business--Regulation--Rates."
  ** Except in the case of NTT where the restriction continues.

 Rates

  Historically, Type I Carriers establish their rates in conformity with guidelines established by the advisory committee to MPT. Basically, these guidelines provided for the establishment of rates that would be reasonable for the society as a whole and that would produce estimated revenues in an amount equal to the "total cost" of each of the telecommunications services offered by each Type I Carrier. In May 1995, the Telecom Business Law was revised to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of changes in their rates if such rates fall within the categories of rates designated in ordinances issued by the Ministry of Posts and Telecommunications as those which would have relatively less impact on users' interests if they were to be changed. The revised law became effective in October 1995. In December 1996, further revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications rates for such services as cellular telephones, PHS and pocket pagers.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Under the revised Law, Type I Carriers need not obtain approval from MPT but only notify MPT of their rates except in the case of certain services to be provided by such carriers with "designated telecommunications facilities". Type I Carriers with "designated telecommunications facilities" will be subject to a price-cap system for basic telephone services, ISDN services and leased circuit services provided within prefectures. Certain facilities of NTT East and NTT West have been designated as "designated telecommunications facilities" due to their dominant position in the local telecommunications market. Under the price-cap system, an index will be annually fixed by MPT, and if the increase ratio of a new rate does not exceed such index, such carriers need not obtain approval from MPT but only notify MPT of their rates, while changes in excess of the index will require the prior approval of MPT. It is currently expected that the index will initially equal the Consumer Price Index in Japan less a productivity factor and an exogenous factor. Until the initial index is determined, rates for regional telecommunications services provided by NTT East and NTT West are subject to MPT approval. The initial index will be specified by MPT around December 1999 and will be applied in March 2000.

  Certain subsidiaries of NTT are Type II Carriers and are treated differently than NTT East and NTT West for rate making purposes. Special Type II Carriers must notify MPT prior to putting new rates into effect. General Type II Carriers are unregulated with respect to rates.

  For a discussion of rates currently applied to NTT Group's telephone and ISDN services, see "Description of Business--Principal Business Activities."

 Interconnection

  In February 1995, NTT announced its basic approach to the opening of its networks to other carriers in order to promote competition and to further develop information telecommunications. In principle, NTT allows all other carriers wishing to establish interconnections to NTT's network to do so-- provided NTT is compensated in a fair manner. Further, in September 1995, in order to promote competition in the local telecommunications field, NTT announced implementation of the interconnections of local switches and subscriber lines.

  Since then, NTT has held active discussions with other operators seeking to use its networks. The interconnection with other operators, previously connected only through NTT's Zone Centers (ZCs, or toll switching offices), was realized in 1997 through NTT's Group Centers (GCs, or local switching offices). TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time.

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt, and reasonable interconnections. The revision provides that every Type I Carrier is obligated, upon request, to allow other telecommunications carriers access to its network through interconnection. Limitations on access may be based only on the maintenance of network integrity, unreasonable injury to the interests of the Type I Carrier or such other reasons as MPT determines to be proper. In addition to this general requirement, every Type I Carrier which is to install a "designated telecommunications facility" (defined as a telecommunications facility to be installed by a Type I Carrier in a region where the Type I Carrier provides in excess of a percentage of telecommunications services as designated by MPT) will be required to submit each interconnection tariff determining interconnection charges to be received by the Type I Carrier and conditions for such interconnection to MPT for approval. Currently, NTT East and NTT West are the only Type I Carriers obliged to make such submission. MPT will issue approval if the technical requirements at standard points of interconnection and interconnection charge by individual function are specified correctly and distinctly, the interconnection conditions are not disadvantageous as compared to the conditions the Type I Carrier would impose to connect its own telecommunications facilities and there is no unfair discrimination against any particular telecommunications carrier. Each Type I Carrier installing a "designated telecommunications facility" will be required to publish each interconnection tariff in accordance with rules to be promulgated by MPT, to compile and publish accounts concerning the income and disbursements relating to interconnections to its "designated telecommunications facilities" and to recalculate its interconnection charges annually so that they are "fair and impartial" in light of the costs as calculated in such accounts. The revised Telecom Business Law became effective in November 1997.

  Following the revision to the Telecom Business Law, the Ministry of Posts and Telecommunications designated certain telecommunications facilities as the "designated telecommunications facilities" in December 1997. Certain of NTT's facilities for its regional telecommunications services were designated as the "designated telecommunications facilities" due to NTT's dominant position in the local telecommunications market. NTT East and NTT West are subject to the special rules mentioned above applicable under the revised Telecom Business Law.

  In October 1998, NTT submitted its interconnection tariffs to the MPT for approval in connection with its designated telecommunications facilities. Such tariffs were approved in January 1999.

  The condition upon which access to networks, especially to local networks is offered, is of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the local networks of NTT East and NTT West is expected to be a significant part of the operating costs of competing telecommunications carriers, and, as competition grows, increasingly important to NTT Group.

  In May 1998, the U.S. Government and the Japanese Government issued a status report in which the Japanese Government expressed its intention to introduce "Long-run Incremental Cost Methodology" for setting interconnection charges. Long-run Incremental Cost Methodology would calculate interconnection charges based on costs assumed to be incurred for construction of the current network with presently available equipment and technology. In the report issued by the U.S. Government and the Japanese Government it was specifically stated that:

  (i) a bill to amend the Telecom Business law will be submitted to the regular Diet Session in the spring of 2000 in order to implement Long-run Incremental Cost Methodology as early as possible;

  (ii) due consideration will be paid to ensure that the implementation of Long-run Incremental Cost Methodology would cause no disruption to the provision of universal services and that it would not prove destructive to end user rates and business operations of incumbent local exchange carriers; and

  (iii) prior to the introduction of Long-run Incremental Cost Methodology based charges, the Japanese Government will, within the scope of its existing authority, promote the reduction of interconnection charges as much as possible.

  In a joint statement by the governments of the United States and Japan in May, 1999, it was stated that, in the process of calculating interconnection charges for fiscal year 2000, the Government of Japan will continue its policy of promoting reductions of the interconnection charges as much as possible, within the scope of its existing authority, and ensure that the relationship between retail rates and interconnection charges would not impair local competition.

  A study group for Long-run Incremental Cost Methodology of the Ministry of Posts and Telecommunications on July 30, 1999 announced a model plan for Long-run Incremental Cost Methodology. Pursuant to this model, a cost of interconnection charges for the Regional Companies' ZCs would be reduced by 51.3% and a cost of interconnection charges for the Regional Companies' GCs would be reduced by 6.2%. The study group stated that the model plan will not be applied instantly to interconnection charges themselves but was made to calculate the cost thereof. It was also stated that as for introduction of the implementation of Long-run Incremental Cost Methodology, the Ministry of Posts and Telecommunications is planning to submit the plan to the Telecommunications Council after Autumn, 1999 and examine the implementation of Long-run Incremental Cost Methodology, paying due consideration to ensure that the implementation of Long-run Incremental Cost Methodology causes no disruption of provision of universal service and that it would not prove destructive to end user rates and the business operation of existing local exchange carriers.

  At this time, the ultimate results of the introduction of Long-run Incremental Cost Methodology on the financial position and results of operations of NTT Group cannot be determined.

Other Regulatory Developments

  The following events represent major recent regulatory developments in the telecommunications field.

  In June 1998, the Ministry of Posts and Telecommunications released a report concerning universal services, the provision of which is an obligation of NTT, NTT East and NTT West under the NTT Law. The report concluded that certain telephone services are indispensable to the national welfare and should be deemed

"universal services" that require proper and stable provision with equal conditions across the country. In the report released by the Ministry of Posts and Telecommunications, "universal services" would include basic telephone services to customers throughout Japan. ISDN and wireless telephone services were excluded from the scope of "universal services." At the present time, it is not clear what obligations will be imposed on NTT, NTT East and NTT West and other Type I Carriers with respect to the provision of "universal services;" however, the report places emphasis on the establishment of a "Universal Services Fund." The report proposed that, through contributions by telecommunications service providers to the fund, providers of universal services such as NTT, NTT East and NTT West should be subsidized for the costs incurred to provide such services. It was also proposed that international and long distance telephone services should not be subsidized since competition among telecommunications service providers has already led to nationwide availability. Based on the estimated costs of the universal services, the Ministry of Posts and Telecommunications is conducting an overall review of the need for a Universal Services Fund and the timetable for its possible introduction.

  The Ministry of Posts and Telecommunications is now having discussions on the introduction of local number portability, which will enable subscribers to change their telephone companies without changing their phone numbers. The Ministry of Posts and Telecommunications publicized its comments (a) in May 1998 regarding the realization of number portability and (b) in March 1999 regarding the division of costs in implementing this new system. Also in March 1999, the Ministry of Posts and Telecommunications announced that number portability shall be introduced in fiscal year 2001.

  The Ministry of Posts and Telecommunications is currently considering the introduction of "Presubscription" for domestic and international service. Presubscription will enable telephone subscribers to use the telecommunications service provider of their choice without dialing prefixes by prior selection of and registration with such service provider. In November 1998, the Ministry of Posts and Telecommunications announced that presubscription shall be introduced in the spring of 2001. As of December 1998, under the auspices of the Committee on Standards for the Introduction of Presubscription, research had been conducted among service providers with an eye towards the introduction of such a system.

  The Deregulation Committee, an advisory committee set up by the Japanese Cabinet Decision of December 20, 1997, issued a report on December 15, 1998, with respect to government deregulation in a number of sectors of the Japanese economy. The report reflected a desire for NTT's complete privatization at some point in the future when monopoly in the regional telecommunications markets is eliminated and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. See "Description of Business--Reorganization." Such report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of NTT Central DoCoMo to the level where competition between NTT Central DoCoMo and the Regional Companies is facilitated. On March 30, 1999, the Government of Japan revised its Three-year Program for Promoting Deregulation stating, among other things, that, based on the Deregulation Committee's report and in connection with NTT's ownership of NTT Central DoCoMo, it will watch carefully competition between NTT Central DoCoMo and the Regional Companies. It has not been decided at this time what action, if any, may be taken by the Government and it is not clear at this time to what level NTT's shareholding of NTT Central DoCoMo might be required to be reduced.

  NTT stated that its ownership of NTT Central DoCoMo does not have any adverse effects on fair competition, and continues to maintain that view. In addition, in 1991 NTT stated that it would aim to list NTT Central DoCoMo shares after approximately five years from its establishment, and that it would reduce its shareholding in NTT Central DoCoMo in conjunction with opportunities such as the listing. Following such statement, on October 22, 1998, NTT listed NTT Central DoCoMo shares and reduced its shareholding from 94.7% to 67.1%.

Research and Development

  For the fiscal years 1999, 1998 and 1997, research and development expenses amounted to (Yen)328.5 billion, (Yen)288.9 billion and (Yen)328.5 billion, respectively, or 3.4%, 3.1%, and 3.7% of operating revenues.

  In the field of telecommunications, demand for the information sharing market appears to be set to maintain high growth rates well into the future, fueled by the spread of cellular telephones and personal computers (PCs) and the sharp rise in use of the Internet and other computer-based communications networks. The structure of information sharing networks is also changing across a wide variety of areas--for example, news can now be received by e-mail, and tickets can be booked over the Internet. Based on this kind of market situation, NTT Group has vigorously engaged in research and development programs that aim, first, to create convenience and secure multimedia services, and, second, to develop the basic technologies that will support the future of telecommunications.

  In fiscal year 1997, NTT developed "New Optical Access System" to install fiber-optic cables as close as possible to customers' homes as part of the basic technology for high-speed wide area networks that will be needed as the age of multimedia matures. NTT began introducing this system in March 1998. To support the economical construction of optical fiber networks, NTT has made substantial progress in developing all-plastic components for the central parts of fiber-cable connectors--a success that promises to make the goal of optical fiber to the home (FTTH) a reality.

  NTT has pushed forward with the research and development of technologies that will underlie the high-speed, wide-band networks which will become the foundation of the telecommunications industry in the future. As well as ATM backbone network technologies, NTT is developing high-speed access network technologies that make use of optical fiber or wireless connections, and, at the same time, is also developing next-generation network technologies. Moreover, NTT has successfully developed a new kind of light source that permits the world's highest volume of data transmission along an optical fiber, achieving fiber-optic data transmission speeds of 3 terabits/second.

  NTT has also devoted its energies to the development of a range of technologies designed to be the foundation of information sharing. In addition to a crypt system that enhances security for Internet users, NTT has developed technologies that prevent the unlawful use of contents within a network to assure the security of network transmissions.

  NTT has also developed a Japanese-English machine translation system called "ALTFLASH", which is designed for use with newspaper articles on the economy and financial markets that typically use Japanese with a highly standardized structure. In another project, NTT has developed an "Active Search" that enables high-speed searches for specific data from a time-series of audiovisual data taken from a commercial or a jingle for an advertisement.

  Further, to aid global environmental preservation, NTT Group is striving to reduce the energy consumption of telecommunications infrastructure. In addition to developing large-scale integration (LSI) circuits that can operate at low voltage and other clean-energy technologies, NTT Group is also working on the development of an MPEG-2 encoder compatible with high-definition television (HDTV) applications that consumes about 5% of the electrical power of conventional products. In another development, after beginning to recycle telephone directories, NTT has developed a method of using the secondary wastes produced by the recycling as water purification materials.

  Introduction of the next generation mobile communication system capable of dealing with various but integrated contents, such as voice, data and visual images, is needed. Standardization of the next generation mobile communication system (IMT-2000, formerly FPLMTS) is moving forward with the ITU (International Telecommunication Union). NTT DoCoMo has been actively involved with this standardization, and is the principal supporter of wideband-code division multiple access (W-CDMA) as the third-generation wireless communications platform for the next century. W-CDMA will offer high-speed data rates enabling the integration of voice communications with multimedia applications, such as full-motion video, Internet access and videoconferencing. NTT DoCoMo intends to commence W-CDMA services in the spring of 2001.

  Since the reorganization of NTT, NTT will engage in fundamental research and development and business-oriented applied research and development activities will be conducted by NTT East, NTT West and NTT Communications.

Global Businesses

  In June 1997, the Diet passed the amendments to the NTT Law. These changes, among other things, allow NTT Communications to enter the international telecommunications business and provide global end-to-end services. See "Description of Business--Reorganization".

  NTT Group believes that entry into the international telecommunications market is necessary to provide the services that customers desire. NTT Group will take advantage of well-established client trust, technological know-how built up over many years and substantial financial resources to expand in the international arena. Specifically, NTT Group offers seamless, end-to-end international services through the integrated operations of the Group, meeting demand from multinational corporations, with a focus on the global networks of Japanese companies. Furthermore, NTT Group will explore the possibility of expanding its market scope to include smaller companies and consumers by providing comprehensive international services, from voice communications to data transmission. Although NTT Group intends to pursue its international services business independently, it will consider alliances on a service-by-service basis to create the highest level of competitiveness.

  (i) Global Services

  NTT Group is making full-scale entry into the international telecommunications services market. NTT Group is conducting its global telecommunications activities under the name "Arcstar".

  In June 1998, NTT Worldwide Telecommunications Corporation ("NTT-WT") and IBM Corporation agreed to provide international data transmission network services by connecting NTT-WT's international data transmission service, the Arcstar frame relay network, with the frame relay based services of IBM Global Network (IGN).

  In August 1998, NTT with the Beijing Telecommunications Administration ("BTA") established a joint venture, Beijing Telecom NTT Engineering Co., Ltd. ("BNTE"). BNTE started operations from September 1998 providing a system integration service mainly in the area of Beijing. The capital of the new company is US$3 million, of which US$1.47 million was provided by NTT. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In April 1999, NTT and AT&T agreed to collaborate in the fast-growing global market of corporate network solutions. Under the terms of a Memorandum of Understanding ("MOU"), NTT and AT&T immediately began working together to develop definitive agreements and business ventures that provide value-added networking solutions for large and mid-sized multinational businesses and industries. AT&T Solutions, as the managed professional services unit of AT&T, will represent AT&T in working with NTT. At the reorganization, this business was transferred from NTT to NTT Communications.

  (ii) Infrastructure Investments in Asia

  NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide Thai Telephone & Telecommunication Public Co., Ltd. ("TT&T") with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993 TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. As of April 1999, the total number of telephone lines in service reached 1.1 million. Prior to the reorganization, NTT had made cumulative investments worth US$178 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT West designates three board members and holds an 18% ownership interest in TT&T.

  In March 1995, NTT signed an agreement with Smart Communications Inc. ("Smart"), a Philippine telecommunications operator providing mobile and international telecommunications, to provide technical assistance in its local telephone operations, including the installation of 700,000 lines. NTT Group originally acquired a 15% interest in Smart. In March 1999, NTT raised its interest in Smart to 37% by acquiring Smart shares from First Pacific Company Limited ("FPC") for US$145 million and acquiring Smart's new shares for US$65 million. After the transaction, NTT's total investment in Smart was US$372 million. Smart is the largest mobile service provider in the Philippines with a market share of over 40%.

  In June 1999, NTT reached an agreement in principle with Philippine Long Distance Telephone Company ("PLDT"), the Philippines' largest telecommunications carrier, and FPC, PLDT's major shareholder, to acquire a 15% stake in PLDT. Pursuant to the agreement in principle, NTT exchanged all of its shares in Smart for new common shares of PLDT. PLDT issued new PLDT common shares to Smart's shareholders representing 22.5% of PLDT's common share capital after the exchange of shares. NTT's interest in Smart accounted for 7.8% of the enlarged share capital of PLDT. NTT also simultaneously subscribed for newly issued PLDT common shares for approximately US$386 million representing 7.2% of the enlarged common share capital of PLDT. Also, under the agreement, the FPC group's entire shareholding in Smart, equal to 56% of outstanding stock was converted into new common shares of PLDT. As a result of the investment, NTT was given the right to appoint two directors to an enlarged board of 13 directors. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In July 1995, NTT agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that will install 400,000 telephone lines in central Java. NTT, as a member of a consortium formed with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15% of the total equity of the joint venture company, Mitra Global Telekomunikasi Indonesia (MGTI). The aggregate amount of investment will be about US$51 million. At the reorganization, this investment was transferred from NTT to NTT East.

  In August 1997, NTT signed a contract with the Government of Sri Lanka and Sri Lanka Telecom Ltd. ("SLT") to become a strategic partner of SLT. NTT invested US$225 million in SLT, acquiring a 35% interest in SLT. At the reorganization, this investment was transferred from NTT to NTT Communications and an NTT Communications executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka.

  In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation ("VNPT") jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The project will construct 240 thousand telephone exchange lines for an investment of approximately US$200 million. At the reorganization, this investment was transferred to NTT East.

  In May 1998, StarHub, a consortium comprising NTT, Singapore Technologies Telemedia ("STT"), Singapore Power ("SP") and British Telecom ("BT"), was awarded both licenses by the Telecommunication Authority of Singapore ("TAS") to provide public basic telecommunication services (domestic and international) and public cellular mobile telephone services. At the reorganization, this investment was transferred to NTT Communications. NTT Communications is working together with STT, SP and BT towards the launch of the services in April 2000.

  (iii) Other Initiatives

  Since April 1996, NTT has been given the opportunity to take part in Malaysia's Multimedia Super Corridor ("MSC") project, a national project of Malaysia calling for the creation and development of a global multimedia hub for the 21st century. NTT participated in designing the master plan of the project. NTT was awarded "MSC Status" by the Malaysian Government, which provides NTT Group with certain financial and non-financial incentives, such as an exemption from Malaysian income taxes and the ability to employ certain foreign workers. In September 1997, NTT established NTT MSC Sdn. Bhd., a wholly owned subsidiary which carries out telecommunications businesses in Malaysia and serves as the center of R&D activities for the Asian region. NTT Group also contributes to the development of Malaysia's telecommunications industry through technology transfer and human resources development, including the dispatch of instructors to the newly established Multimedia University. After the reorganization, this project is being managed by NTT Communications.

  In June 1997, NTT established the Asian Multimedia Forum ("AMF") with leading telecommunications services providers and Internet services providers. The AMF aims to promote multimedia services that extend beyond national boundaries in the Asia-Pacific region. Jun-ichiro Miyazu, President of NTT, became the first president of the forum. In addition, the AMF Secretarial Office was established in the Global Business Headquarters of NTT in Tokyo. As of August 1999, more than 40 companies have participated in the AMF, comprising information and communications companies, vendors, traders and other interested parties mainly from the Asia-Pacific region. After the reorganization, NTT Communications became a member of the AMF.

  In September 1997, NTT invested US$100 million to acquire a 12.5% stake in Teligent, a fixed wireless access carrier in the United States. This investment reflects management's belief in the growth prospects of the U.S. market and the potential strength of Teligent when combined with NTT Group's managerial and technical support. As of April 1999, NTT's stake was 11.0%. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In April 1998, NTT signed agreements with Verio Inc., a U.S.-based Internet service provider. Under the terms of the agreements,

  (i) NTT acquired approximately 12% of Verio's shares of stock for US$100 million concurrently with Verio's initial public offering in May 1998 (as of March 1999, 9.6% of Verio's shares of stock were held by NTT),

  (ii) NTT will appoint one member to Verio's board of directors, and

  (iii) NTT is working with Verio to jointly deploy a comprehensive range of IP services to offer NTT customers.

  NTT Group believes that this strategic alliance will enable provision of the enhanced IP services such as Internet VPN (Virtual Private Network). At the reorganization, this investment was transferred from NTT to NTT
Communications.

Procurement

  As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today's rapidly advancing information and communication fields, NTT Group is making every effort to increase management efficiency to provide superior services to its customers. To realize this goal, NTT Group conducts its procurement in an open and transparent manner, taking into account its business needs, provides non-discriminatory and competitive opportunities to both domestic and foreign suppliers, and conducts global and market-driven procurement of competitive products.

  NTT Group provides procurement information via the Internet homepage named "ON TIME" and always welcomes access from competitive suppliers worldwide.

Employees

  NTT and its consolidated subsidiaries had approximately 224,000 employees at March 31, 1999, making it the largest private sector employer in Japan. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

  In fiscal year 1994, NTT offered voluntary early retirement to certain employees in fiscal years 1994 and 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted NTT's retirement proposal in fiscal years 1994 and 1995.

  In fiscal years 1998 and 1999, NTT re-evaluated its existing system of support for workers who voluntarily choose to transfer out of the company. In particular, NTT expanded the target age range of workers who qualify for benefits under the system, and adopted a plan which would pay additional amount of one-time severance in connection therewith. Approximately 6,300 employees accepted NTT's voluntary transfer proposal in fiscal years 1998 and 1999.

ITEM 2--DESCRIPTION OF PROPERTY

  The properties of NTT Group consist principally of plant and equipment used to provide nationwide telecommunications services and are generally in good operating condition.

  At March 31, 1999, the gross book value of NTT Group's property, plant and equipment was (Yen)32,365 billion (US $267 billion), consisting of telecommunications equipment (mainly central office equipment, including switching equipment) (36.6%); telecommunications service lines (36.5%); buildings and structures (15.4%); machinery, vessels and tools (vehicles, office equipment, furniture, etc.) (6.6%); land (2.2%); and construction in progress (2.7%). Substantially all of the important communications facilities are in buildings owned by NTT Group.

  NTT Group's network is constantly in the state of being modernized and is expected to be adequate for current operations. In recent years, NTT has upgraded its telecommunications plant and equipment with digital transmission and switching equipment. On December 17, 1997, NTT's domestic telecommunications network was completely digitized. NTT Group will provide more effective and advanced services and plans to expand optical fiber cables in the access network. As indicated under "Capital Investments" in Item 1, "Description of Business," NTT Group is shifting capital investment strategy from investment in infrastructure to investment in demand-oriented customer services.

ITEM 3--LEGAL PROCEEDINGS

  In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's consolidated financial statements.

ITEM 4--CONTROL OF REGISTRANT

(a) As far as known to the registrant, state whether the registrant is directly or indirectly owned or controlled by another corporation(s) or by any foreign government and, if so, give the name(s) of such controlling corporation(s) or government and briefly describe the nature of such control.

   As of March 31, 1999, the Government of Japan owns 59.20% of the issued and outstanding Shares of NTT. See Note 13 of the Notes to Consolidated Financial Statements.

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

                                           As of March 31, 1999
                               ----------------------------------------------
                                                        Amount of
                                 Identity of Person       Shares     Percent
         Title of Class               or Group            Owned      of Class
         --------------        ----------------------  ------------  --------
   Common stock, par value     Government of Japan     9,419,339.24*  59.20%*
    (Yen)50,000............... (Minister of Finance)
   Common stock, par value     Directors and officers        274.60   0.002%
    (Yen)50,000............... as a group (26 persons)

  --------
  * On July 13, 1999, NTT repurchased 48,898 of its Shares. See Item 5-- "Nature of Trading Market". Of the Shares it repurchased, 48,000 were bought from the Government of Japan, thereby reducing the holding of the Government of Japan.

(c) Describe any arrangements, known to the registrant, the operation of which may at a subsequent date result in a change in control of the registrant.

  None.

ITEM 5--NATURE OF TRADING MARKET

Share Prices and Dividends

  The primary market for the Shares of NTT is the Tokyo Stock Exchange (the "TSE"). The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on all other stock exchanges in Japan.

  The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index ("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of March 31, 1999, stocks of 1,338 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                                 TSE                             Closing        Closing Nikkei
                           Price per Share                        TOPIX          Stock Average
                         ------------------- Average daily  ----------------- -------------------
Calendar Period            High       Low    trading volume   High     Low      High       Low
---------------          --------- --------- -------------- -------- -------- --------- ---------
                                                (number
                           (yen)     (yen)     of shares)   (points) (points)   (yen)     (yen)
1997
  First quarter ........   914,000   808,000      7,390     1,480.86 1,326.60 19,446.00 17,303.65
  Second quarter ....... 1,110,000   836,000     15,757     1,560.28 1,320.82 20,681.07 17,485.75
  Third quarter ........ 1,240,000   999,000      8,828     1,555.16 1,373.97 20,575.26 17,683.27
  Fourth quarter ....... 1,150,000   920,000      7,585     1,391.06 1,130.00 17,842.16 14,775.22
1998
  First quarter ........ 1,230,000 1,050,000      7,918     1,300.30 1,120.61 17,264.34 14,664.44
  Second quarter ....... 1,170,000   996,000      5,633     1,254.74 1,156.47 16,536.66 14,715.38
  Third quarter ........ 1,280,000   995,000      8,162     1,280.73 1,043.57 16,731.92 13,406.39
  Fourth quarter ....... 1,080,000   819,000      9,553     1,164.59   980.11 15,207.77 12,879.97
1999
  First quarter ........ 1,200,000   854,000     14,569     1,269.76 1,048.33 16,378.78 13,232.74
  Second quarter ....... 1,440,000 1,130,000     18,829     1,425.64 1,292.07 17,782.79 15,972.68

  On June 30, 1999, the last reported sale price of the Shares on the TSE was
(Yen)1,410,000 per Share, and the closing TOPIX and Nikkei Stock Average on that date were 1,416.20 and (Yen)17,529.74, respectively.

  ADSs are listed on the New York Stock Exchange. 200 ADSs represent one Share and are evidenced by ADRs issued by Morgan Guaranty Trust Company of New York, as Depositary.

  On December 18, 1998, the Government sold 1,000 thousand Shares to a variety of individual and institutional investors in a global offering. Shares sold in the United States were registered with the United States Securities and Exchange Commission. The global offering consisted of 981,560 Shares and 3,688,000 ADSs (representing 18,440 Shares).

  On June 30, 1999, approximately 10,964,600 ADSs (equivalent to 55,823 Shares, or approximately 0.34% of the total number of Shares outstanding on that date) were outstanding and were held by 218 record holders of ADRs (including 212 record holders in the United States holding 10,963,766 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange composite tape.

                                                       NYSE
                                                     Price per   Average daily
Calendar Period                                         ADS      trading volume
---------------                                     ----------- ----------------
                                                    High   Low  (number of ADSs)
                                                    ----- ----- ----------------
                                                     ($)   ($)
1997
  First quarter.................................... 39.00 34.63       3,489
  Second quarter................................... 49.25 34.50      46,080
  Third quarter.................................... 52.00 46.25      22,166
  Fourth quarter................................... 47.38 35.94      20,667
1998
  First quarter.................................... 48.50 41.13      19,307
  Second quarter................................... 44.38 34.69      13,732
  Third quarter.................................... 45.44 35.63      14,689
  Fourth quarter................................... 45.25 31.00      31,264
1999
  First quarter.................................... 49.88 36.00      41,234
  Second quarter................................... 64.94 47.00      49,233

  The Shares are also listed on the London Stock Exchange.

  NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT's founding in 1985. The annual dividend is recommended by the Board of Directors and approved by shareholders at the general meeting of shareholders required to be held in June of each year. Immediately following approval thereof at the meeting and authorization of MPT, dividends are distributed to holders of record at the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and authorization of MPT.

  The following table sets forth the respective shareholder and Board of Director (interim dividend) approval dates, payment dates and amount of dividends paid by NTT applicable to each of the six-month periods indicated.

                                                                 Dividend
   Six months ended      Approval Date     Payment Date         per Share
   ----------------    ----------------- ----------------- --------------------
                                                             (yen)    (dollars)
September 30, 1994.... November 22, 1994 December 13, 1994 (Yen)2,500  $24.92
March 31, 1995........ June 29, 1995     June 30, 1995     (Yen)2,500  $29.49
September 30, 1995.... November 22, 1995 December 13, 1995 (Yen)2,500  $24.57
March 31, 1996........ June 27, 1996     June 28, 1996     (Yen)2,500  $22.84
September 30, 1996.... November 22, 1996 December 13, 1996 (Yen)2,500  $21.98
March 31, 1997........ June 27, 1997     June 30, 1997     (Yen)2,500  $21.78
September 30, 1997.... November 21, 1997 December 12, 1997 (Yen)2,500  $20.50
March 31, 1998........ June 26, 1998     June 29, 1998     (Yen)2,500  $19.24
September 30, 1998.... November 20, 1998 December 11, 1998 (Yen)2,500  $21.41
March 31, 1999........ June 29, 1999     June 30, 1999     (Yen)7,500  $52.26

  See Note 13 of Notes to Consolidated Financial Statements.

  NTT paid an annual dividend of (Yen)7,500 per share in respect of fiscal year 1999. This dividend consisted of a special dividend of (Yen)5,000 per share and an ordinary dividend of (Yen)2,500 per share paid to shareholders of record on March 31, 1999 following shareholders and MPT approval as well. The special dividend was announced in October 1998 in conjunction with NTT's sale of a portion of its interest in NTT Central DoCoMo.

  The payment, as well as the amount, of dividends in the future will be subject to the level of NTT's earnings, NTT's financial condition and other factors, including applicable government regulations.

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

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split to be distributed to shareholders of record as of September 30, 1995, thereby distributing the benefits of the sale of NTT DATA stock to the shareholders of NTT. In the United States, the distribution was considered by the New York Stock Exchange as a stock dividend effected in the form of a stock split. See Note 13 of Notes to Consolidated Financial Statements.

  At the general shareholders meeting on June 29, 1999, it was approved that NTT will repurchase up to (Yen)120 billion of its shares of common stock before its next ordinary general meeting of shareholders in June 2000. The number of Shares to be repurchased shall not exceed 120,000. On July 13, 1999, NTT repurchased 48,898 Shares through transactions executed on the Tokyo Stock Exchange at the price of (Yen)1,500,000 per share. As a result of the repurchase, the number of outstanding Shares was reduced to 15,863,102.

  For a discussion of the tax treatment of dividends paid to US Holders of ADSs, see Item 7, "Taxation."

ITEM 6--EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

General

  The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the "Foreign Exchange Regulations") govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by "non-residents of Japan" and "foreign investors" (as defined below). For purposes of determining ownership interests, the Depositary is the deemed owner of shares underlying ADRs.

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

Acquisition of Shares

  Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the Minister of Finance ("MOF"). An amendment to the Foreign Exchange and Foreign Trade Control Law was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting by the resident of Japan is not required where (i) the amount of the purchase transaction of shares is
(Yen)100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

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

  Whenever shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with MOF and other governmental ministries having jurisdiction over the business of NTT 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

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

Restrictions on Foreign Ownership

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares, have been allowed to own Shares. However, the aggregate amount of NTT's voting rights which may be owned by:

  (i) any person who does not have Japanese nationality;

  (ii)  any foreign government or any of its representatives;

  (iii) any foreign juridical person or association; and

  (iv) any juridical person or association;

    (x) which owns 10% or more of NTT's voting rights and

    (y) 10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT's voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y))

must be less than 20% of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit.

  Under the Revision Law, this restriction will continue with respect to shares of NTT.

ITEM 7--TAXATION

Japanese Taxation

  The following is a summary, prepared by Tomotsune Kimura & Mitomi, of the principal Japanese tax consequences to an owner of shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

  Generally, a non-resident of Japan (whether an individual or a corporation) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital. NTT currently does not intend to transfer its retained earnings to stated capital.

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

  For purposes of the Convention and Japanese tax law, U.S. holders of ADRs will be treated as owners of the Shares underlying the ADSs evidenced by the ADRs.

  In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, inter alia, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America.

  A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by NTT is required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through NTT to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. With respect to ADSs, such reduced rate is applicable if the Depositary or its agent submits two Application Forms for Income Tax Convention (one prior to payment of dividends, the other within eight months after NTT's fiscal year-end). To claim such reduced rate a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

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

United States Taxation

  The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities, persons holding an ADS or share as part of a straddle, hedging, conversion or integrated transaction and holders of 10% or more of the voting shares of NTT. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

  Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or
(ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder's U.S. federal income tax liability or as a deduction in computing the U.S. holder's gross income. Dividends generally will be foreign source income but generally will be treated separately, together with other items of "passive income" (or in the case of certain holders, "financial services income") for foreign tax credit limitation purposes. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

  A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends paid with respect to Shares or Shares represented by ADSs, unless that income is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder, if an applicable income tax treaty so requires).

  U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against tax due on income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid dividends within the 24-month period preceding the loss and (ii) the

U.S. holder included the dividends in the "financial services income" basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder's allowable foreign tax credit may be reduced.

  A non-U.S. holder of ADSs or Shares will not be subject to United States federal income or withholding tax on gain from the sale or other disposition of ADSs or Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder, if an applicable income tax treaty so requires) or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

  Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to noncorporate holders. A 31% backup withholding tax also may apply to amounts paid to noncorporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability. The requirements for establishing an exemption from information reporting and backup withholding will change for payments made after December 31, 2000.

ITEM 8--SELECTED FINANCIAL DATA

  The following data for each of the fiscal years 1995-1999 has been derived from, and should be read in conjunction with, the consolidated financial statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 1998 and 1999, the related consolidated statements of income, shareholders' equity and cash flows for the three years ended March 31, 1999 and the notes thereto appear elsewhere in this annual report.

                           STATEMENT OF EARNINGS DATA

                   Nippon Telegraph and Telephone Corporation
                              and Its Subsidiaries
                              Years Ended March 31

                                                                                                        Millions of
                                                      Millions of Yen                                   U.S. Dollars
                         -----------------------------------------------------------------------------  ------------
                              1995           1996            1997            1998            1999           1999
                         -------------- --------------  --------------  --------------  --------------  ------------
Operating revenues...... (Yen)7,043,822 (Yen)7,908,643  (Yen)8,821,782  (Yen)9,450,013  (Yen)9,729,673    $ 80,411
Operating expenses......      6,653,588      7,212,492       8,052,307       8,577,968       9,018,238      74,531
                         -------------- --------------  --------------  --------------  --------------    --------
Operating income........        390,234        696,151         769,475         872,045         711,435       5,880
Other, net (mainly
 representing interest
 and amortization of
 bond discounts and
 other charges for debt
 expenses)..............        225,524        151,012         259,702         216,513      (1,402,526)    (11,591)
                         -------------- --------------  --------------  --------------  --------------    --------
Income before income
 taxes and minority
 interest...............        164,710        545,139         509,773         655,532       2,113,961      17,471
Income taxes............         82,429        272,974         260,927         418,276       1,081,917       8,942
Minority interest.......        (2,433)         (6,124)        (11,718)        (32,275)        (24,148)       (200)
Extraordinary loss......            --             --              --              --         (462,508)     (3,822)
Equity in earnings of
 affiliated companies...          5,595          7,605          14,329           9,479           9,043          75
                         -------------- --------------  --------------  --------------  --------------    --------
  Net Income............ (Yen)   85,443 (Yen)  273,646  (Yen)  251,457  (Yen)  214,460  (Yen)  554,431    $  4,582
                         ============== ==============  ==============  ==============  ==============    ========

                                                            Yen                                         U.S. Dollars
                         -----------------------------------------------------------------------------  ------------
                              1995           1996            1997            1998            1999           1999
                         -------------- --------------  --------------  --------------  --------------  ------------
Per share of common
 stock:
Extraordinary loss......            --             --              --              --   (Yen)  (29,067)   $   (240)
Net income.............. (Yen)    5,370 (Yen)   17,197  (Yen)   15,803  (Yen)   13,478  (Yen)   34,844    $    288
Cash dividends,
 applicable to earnings
 of the year............ (Yen)    4,902 (Yen)    4,902  (Yen)    5,000  (Yen)    5,000  (Yen)    5,000    $     41

  Note: This financial data for per share of common stock is appropriately adjusted for any stock split of common stock.

                              BALANCE SHEET DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                                                                                                         Millions of
                                                         Millions of Yen                                 U.S. Dollars
                         ------------------------------------------------------------------------------- ------------
                              1995            1996            1997            1998            1999           1999
                         --------------- --------------- --------------- --------------- --------------- ------------
Property, plant and
 equipment (net)........ (Yen)10,857,314 (Yen)11,136,221 (Yen)11,655,768 (Yen)12,005,362 (Yen)12,161,818   $100,511
Total assets............  14,397,961          15,399,448      16,475,094      17,352,531      18,573,248    153,498
Long-term liabilities...       7,175,053       7,397,805       7,956,248       8,306,737       8,125,479     67,153
Total shareholders'
 equity.................       5,000,437       5,196,119       5,340,412       5,463,928       5,910,770     48,849

ITEM 9--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

  Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred since 1985, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. See "Description of Business--NTT Group" and "Description of Business--Regulation" for information as to the current and possible future impact on NTT Group and its results of operations.

  In June 1997, the Diet passed amendments to the NTT Law which implement a plan proposed by MPT, accepted in principle by NTT, to reorganize NTT. See "Description of Business--Reorganization." and "Description of Business--NTT Group." On December 4, 1997, pursuant to the amendments to the NTT Law, the Ministry of Posts and Telecommunications announced the Basic Principles. On May 10, 1999, NTT submitted the Implementation Plans in accordance with the Basic Principles which was approved by MPT. Matters concerning the transfer of business, which was the precondition of reorganization, were approved at the ordinary general meeting of shareholders on June 29, 1999. See "Description of Business--Reorganization." On July 1, 1999, the relevant NTT business activities were transferred to NTT's respective wholly-owned subsidiaries, NTT East, NTT West and NTT Communications.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues are dividends from its subsidiaries. NTT will be paid for its services through concluding contracts with its subsidiaries as follows: NTT will be paid for its fundamental R&D activities through contracts with each of NTT's subsidiaries which continuously use results of those R&D activities, and NTT will be paid for providing management services through contracts with its certain subsidiaries.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Rates for certain services provided by the Regional Companies will generally be subject to the price-cap system. See "Description of Business--Regulation--Rates."

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt and reasonable interconnection. The conditions upon which access to networks, especially to the local networks is offered, is of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the local networks of NTT East and NTT West is expected to be a significant part of the operating costs of competing telecommunications carriers, and, as competition grows, increasingly important to NTT Group. See "Description of Business-- Regulation--Interconnection."

  In May 1998, the U.S. Government and the Japanese Government issued a status report in which the Japanese Government expressed its intention to introduce "Long-run Incremental Cost Methodology" for setting interconnection charges. Long-run Incremental Cost Methodology would calculate interconnection charges based on costs assumed to be incurred for construction of the current network with presently available equipment and technology. A study group for Long-run Incremental Cost Methodology of the Ministry of Posts and Telecommunications on July 30, 1999 announced a model plan for Long-run Incremental Cost Methodology. Pursuant to this model, a cost of interconnection charges for the Regional Companies' Zone Centers (ZCs, or toll switching offices) would be reduced by 51.3% and a cost of interconnection charges for the Regional Companies' Group Centers (GCs, or local switching offices) would be reduced by 6.2%. The study group stated that the model plan will not be applied instantly to interconnection charges themselves but was made to calculate the cost thereof. It was also stated that as for introduction of the implementation of Long-run Incremental Cost Methodology, the Ministry of Posts and Telecommunications is planning to submit the plan to the Telecommunications Council after Autumn, 1999 and examine the implementation of Long-run Incremental Cost Methodology, paying due consideration to ensure that the implementation of Long-run Incremental Cost Methodology causes no disruption of provision of universal service and that it would not prove destructive to end user rates and the business operation of incumbent local exchange carriers. At this time, the ultimate results of the introduction of Long-run Incremental Cost Methodology on the financial position and results of operations of NTT Group cannot be determined. See "Description of Business-- Regulation--Interconnection."

  In fiscal year 1999, NTT Group discontinued accounting for all of its operations in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), in its financial statements. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of approximately (Yen)462 billion, net of income taxes in the amount of
(Yen)427 billion in fiscal year 1999 and has eliminated approximately (Yen)889 billion of regulatory assets from its balance sheet as of March 31, 1999.

  Under SFAS 71, NTT had accounted for the effects of the rate-making process by establishing certain regulatory assets, including the deferral of certain costs based on approvals received from regulators. After assessing the recent revision of the Telecom Business Law and proposed price-cap system, NTT recognized that it is required under SFAS 101 to change its accounting for regulated operations. NTT's determination that it is no longer eligible for the continued application of SFAS 71 is based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions, and other factors are creating open and competitive markets. In this environment, NTT does not believe that it can be assured that the prices can be maintained at a level that will recover the regulatory assets recorded. In addition, changes from cost-based regulation to various forms of incentive regulation, such as the price-cap system specified in the Ministry of Posts and Telecommunications' ordinance, contributed to the determination that the continued application of SFAS 71 is no longer appropriate.

  On April 1, 1998, NTT Group adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public business enterprises to report certain information about operating segments in their financial statements and also requires that they report certain information about their products and services, the geographic areas in which they operate, and their major customers. As a result of SFAS 131, NTT Group's results are now segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto and Item 1--"Description of Business--NTT Group."

  On October 22, 1998, NTT Central DoCoMo completed its initial public offering and listed its stock on the First Section of the Tokyo Stock Exchange. NTT sold 218,000 shares of NTT Central DoCoMo's common stock, without par value, for total proceeds of (Yen)826.1 billion and NTT Central DoCoMo issued 327,000 new shares of stock for total proceeds of (Yen)1,236.5 billion. As a result of the offering, NTT's stake in NTT Central DoCoMo was reduced from 94.7% to 67.1%. NTT intends to use a portion of the proceeds from its sale of NTT Central DoCoMo shares to repurchase up to (Yen)120 billion of NTT's outstanding common stock before its next ordinary general meeting of shareholders in June 2000. On July 13, 1999, NTT repurchased 48,898 Shares of its common stock through transaction executed thorough Tokyo Stock Exchange at the price of (Yen)1,500,000 per share. As a result of the repurchase, the number of outstanding Shares was reduced to 15,863,102. See "Item 5--Nature of Trading Market." NTT also paid a special dividend of (Yen)5,000 per share to NTT's shareholders of record on March 31, 1999 using the proceeds of the sale of NTT Central DoCoMo stock and intends to use the remaining proceeds for general corporate purposes. NTT DoCoMo expects to use the proceeds from its issuance of new Shares to repay debt, to fund current and future capital expenditures and for general corporate purposes. During fiscal year 1999, NTT recognized pre-tax gains on the sale and issuance of NTT Central DoCoMo's shares of approximately (Yen)781 billion and (Yen)784 billion, respectively, as well as applicable deferred taxes thereon.

  NTT Group recognizes the potential for the Year 2000 Problem to disrupt the smooth operation of computer systems. To mitigate such risk, NTT Group began an in-house investigation in March 1995, and in the following November established a task force to promote NTT Group-wide preparations based on the efficient sharing of related information. NTT Group is addressing both information technology ("IT") and non-IT systems.

  With a number of favorable conditions, such as the ability of its network infrastructure to handle a four digit year and the conversion of intra-company support systems to a four digit year as an inter-corporate standard in 1992, management estimates that costs related to the Year 2000 Problem for NTT Group will be approximately (Yen)6.8 billion. However, this estimate may be revised should problems occur from outside sources or due to unforeseen circumstances. NTT Group presently believes that the Year 2000 Problem will not pose significant operational problems for its systems. However, if the anticipated modifications and conversions are not completed on a timely basis, or if the systems of other companies on which the systems and operations of NTT Group rely are not converted on a timely basis, the Year 2000 Problem could have an adverse effect on the operations of NTT Group.

  To the extent NTT Group has not already implemented a four digit year on its computer systems, NTT Group has completed renovation, final testing and validation on the majority of its computer systems. NTT Group has already completed changes determined to be necessary on a smaller number of its computer systems, and such systems are currently in use. At the same time, NTT Group completed renovating the remaining portion of its network infrastructure and intra-company support systems by June 1999.

  NTT Group is taking steps to assess the level of risk associated with the Year 2000 Problem by acquiring information from external vendors to confirm the status of compliance measures by such vendors for the Year 2000 Problem and performing tests where necessary. However, given the reliance on third party information and the difficulty of determining potential errors, no assurance can be given that the computer systems or operations of NTT Group will not be affected by mistakes, if any, of third parties or third party failures to complete the Year 2000 project on a timely basis.

  NTT Group recognizes the importance of readiness for potential worst case scenarios. As a result, NTT Group is preparing its own Y2K contingency plans based on existing contingency plans and procedures, but with special consideration of the unique factors characteristic to this problem. These contingency plans were completed by the end of June 1999.

Results of Operations

  In fiscal years 1999 and 1998, NTT Group's operating revenues increased 3.0% and 7.1%, respectively. In both fiscal year 1999 and 1998, growth in cellular telephone services and digital-related demand, including ISDN services, high-speed digital leased circuit services and OCN services caused by Internet access, overcame the negative impact of rate reductions for long-distance in February 1998 and reduction in interconnection charges paid by NCCs for network access. Operating income decreased 18.4% in fiscal year 1999, following an increase of 13.3% in fiscal year 1998. Net income increased 158.5% in fiscal year 1999 and declined 14.7% in fiscal year 1998.

  Because NTT Group's services are integrated, it is not practical to segregate and quantify the effects of factors related to sales volume and factors related to price on operating revenues in a wholly meaningful fashion. NTT Group has achieved significant cost reductions since incorporation and has recorded increased revenues despite substantial rate reductions.

  Rate reductions are affecting revenues from NTT's long-distance and leased circuit services. In addition, reforming the system for charging NCCs for accessing NTT's network has had an adverse impact on interconnection revenues.

  NTT implemented the following rate reductions for long-distance services from fiscal year 1994 through fiscal year 1998:

                                                        Estimated annual impact
                                                        on NTT's revenue based
                                                       on the volume of services
   Fiscal Year*                        Effective Date    at the effective date
   ------------                        --------------  -------------------------
                                                           (billions of yen)
   1994...............................  October 1993           (Yen)270
   1996...............................  March 1996             (Yen) 60
   1997...............................  February 1997          (Yen) 60
   1998...............................  February 1998          (Yen) 80

  --------
  *  There were no rate reductions during fiscal years 1995 and 1999.

  As the effective dates have not coincided with the beginning of fiscal years, the estimated impact does not fully correspond with the impact for the fiscal years in which the changes went into effect. In addition, demand is affected by such factors as the marketing strategies of competitors and general economic conditions.

  The following table sets forth NTT's end-to-end traffic of fixed-line telephone and ISDN services:

                                                             Years ended March
                                                                    31,
                                                            --------------------
   Number of calls (Million calls):                          1997   1998   1999
   --------------------------------                         ------ ------ ------
   Fixed line telephone.................................... 79,891 73,668 61,074
   ISDN (Voice mode).......................................  1,613  3,569  7,150
   ISDN (Digital mode).....................................  1,277  2,152  3,199
                                                            ------ ------ ------
   Fixed line telephone and ISDN total..................... 82,781 79,389 71,423
                                                            ====== ====== ======
                                                             Years ended March
                                                                    31,
                                                            --------------------
   Hours of use (Million hours):                             1997   1998   1999
   -----------------------------                            ------ ------ ------
   Fixed line telephone....................................  3,441  3,240  2,952
   ISDN (Voice mode).......................................     56    122    241
   ISDN (Digital mode).....................................     65    168    334
                                                            ------ ------ ------
   Fixed line telephone and ISDN total.....................  3,562  3,531  3,526
                                                            ====== ====== ======

  NTT increased the rate it charges for its directory assistance services in October 1995. NTT also increased rates for public telephone call charges in fiscal years 1994 and 1995. These factors had the effect of increasing revenues approximately (Yen)100 billion per 12-month period. In February 1995, NTT increased its monthly charge for basic exchange lines. This factor had the effect of increasing revenues approximately (Yen)190 billion per 12-month period. NTT applied for a further revision of its directory assistance services charges to MPT in December 1997. This revision was implemented in May 1998 and in May 1999 following the approval of MPT. This revision is expected to have the effect of increasing NTT's revenues by (Yen)15 billion per 12-month period.

  The following table sets forth a breakdown by category of NTT Group's operating revenues for fiscal years 1997, 1998 and 1999.

                                                                         Percent
                                                                        increase
                                                                          Years
                                                                          ended
                                     Years ended March 31,              March 31,
                         ---------------------------------------------- -----------
                            1997       1998       1999        1999      1998   1999
                         ---------- ---------- ---------- ------------- ----   ----
                                (billions of yen)         (billions of
                                                          U.S. Dollars)
Operating Revenues
Telephone............... (Yen)6,038 (Yen)6,306 (Yen)6,300     $52.1      4.4%  (0.1%)
Telegraph...............         99         92         86       0.7     (6.6%) (7.3%)
Leased Circuit..........        429        488        507       4.2     13.9    3.9
Data communication
 facility...............        338        373        383       3.2     10.3    2.9
ISDN....................        190        368        556       4.6     93.2   51.2
Sale of
 Telecommunication
 equipment..............        890        970      1,009       8.3      9.0    4.0
Other...................        838        853        889       7.3      1.8    4.1
                         ---------- ---------- ----------     -----     ----   ----
                         (Yen)8,822 (Yen)9,450 (Yen)9,730     $80.4      7.1%   3.0%
                         ========== ========== ==========     =====     ====   ====

  In fiscal years 1999 and 1998, operating expenses increased 5.1% and 6.5%, respectively. Operating expenses in fiscal year 1999 increased because of a rise in depreciation, amortization and maintenance costs due to a greater amount of telecommunications equipment for cellular telephone and PHS services needed to accommodate high NTT DoCoMo subscriber growth and other factors. In addition, the disposal process for metal cables following NTT's conversion to an optical access network increased. Moreover, other operating expenses also increased due to such factors as growth in agency commissions and sales expenses for terminals as a result of high NTT DoCoMo subscriber growth. Operating expenses in fiscal year 1998 increased because of a rise in depreciation, amortization and maintenance costs due to greater depreciation at NTT DoCoMo, reflecting aggressive capital investment to meet strong demand. In addition, other operating expenses also increased due to such factors as growth in agency commissions and expenses for terminal equipment as a result of high subscriber growth at NTT DoCoMo.

Fiscal year 1999 compared with Fiscal year 1998

Operating Revenues

  NTT Group's operating revenues are divided into the following seven service categories: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunication equipment and other services. NTT Group's results are also segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto and Item 1--"Description of Business--NTT Group."

  In fiscal year 1999, NTT Group's operating revenues increased 3.0% to
(Yen)9,730 billion. However, wireline services' operating revenue decreased 2.9% to (Yen)6,137 billion, as the increase of ISDN subscribers could not offset a decline in telephone subscriber lines. Wireless services' operating revenue increased 14.2% to (Yen)3,356 billion due to a substantial increase in the number of cellular telephone subscribers. The operating revenue of data communication services and other services increased 5.4% to (Yen)705 billion and 37.5% to (Yen)1,475 billion, respectively.

  Making use of its fully digitized network, NTT Group developed and provided such services as computer-based communications services compatible with the Internet and other networks. As a result of this effort, information sharing related services revenues which contains ISDN, OCN, high speed digital circuit, digital data exchange (DDX) services, which are included in NTT Group's wireline segment, and system integration (SI), which is included in both wireline and data communication segment, increased 22.7% to (Yen)1,633 billion in fiscal year 1999.

  NTT Group believes that the competition in telecommunications markets has moved from being primarily price-based to requiring companies to promote the quality and variety of services provided. To compete more effectively, NTT Group has introduced a range of new services, including discount services designed to provide optional calling plans to different customer segments. In addition, NTT Group has continued to take steps to enhance operational efficiency and fulfill customer satisfaction.

 Telephone Services

  Operating revenues from telephone services decreased 0.1% in fiscal year 1999 to (Yen)6,300 billion, or 64.8% of operating revenues. NTT Group's telephone services include certain items in the wireline segment, such as telephone subscriber, public telephones and other related services; certain items in the wireless segment, such as cellular telephone, PHS and other related services; and certain other services. Subscribers for cellular telephone services grew substantially, leading to an increase in total network traffic. However, the shift to cellular and INS-Net services among users, combined with the effects of the sluggish Japanese economy, caused the number of telephone subscriber lines to decline.

  (i) Telephone subscriber services

  Telephone subscriber service is NTT Group's principal business activity. Due to an increase in sales of INS-Net services and cellular telephones and the sluggish economy, the number of subscriber lines in use decreased 1.91 million from the previous fiscal year to 58.28 million subscriber lines at the end of fiscal year 1999, marking the second consecutive year of a decrease in subscriber lines. Management believes that about 85% of the increase in ISDN subscribers during the fiscal year is attributable to a shift from telephone subscribers. The penetration rate at the end of the fiscal year was approximately 461 subscriber lines per 1,000 inhabitants.

                                                             Years ended March
                                                                    31,
                                                            --------------------
                                                             1997   1998   1999
                                                            ------ ------ ------
   Telephone subscriber lines (thousands).................. 61,223 60,186 58,277
   Fixed-line telephone Penetration rate*..................   48.6   47.7   46.1

  --------
  *  Subscriber lines per 100 inhabitants

  In fiscal year 1999, NTT's end-to-end telephone traffic decreased from the previous fiscal year in terms of the number of calls as well as hours of use. The primary reasons for this decrease were the ongoing economic downturn, the shift to cellular telephone services and INS-Net and an increase in competition. Even when combined with ISDN traffic, the number of calls and hours of use decreased.

  A rate reduction for long-distance calls implemented in February 1998 resulted in a negative impact on operating revenues in fiscal year 1999 of
(Yen)70 billion.

  Revisions to directory assistance service charges, implemented in May 1998 and May 1999, are expected to increase NTT Group's revenues by (Yen)15 billion per 12-month period.

  During the fiscal year, NTT made further progress with the interconnection of local switches with local and long-distance carriers through its GCs. NTT responded with the extension of the "Time Plus" discount service to the whole of Japan and the introduction of a new "Telechoice" pricing plan.

  Interconnection charges were reduced further in January 1999, with the reduction applicable to calls made from April 1998. The adverse effect on interconnection charge revenues during fiscal year 1999 was approximately
(Yen)68 billion.

  (ii) Cellular Telephone Services

  Cellular telephone services are part of NTT Group's wireless segment. The market in Japan for cellular telephone services continued to expand vigorously, and the total number of cellular telephone subscribers climbed 31.7% over fiscal year 1999 to reach a new high of 41.5 million. While growth was not quite as explosive as in recent years, the number of NTT DoCoMo's subscribers rose substantially to 23.9 million, a 32.9% increase over the previous fiscal year.

  The following table sets forth information regarding NTT DoCoMo's subscribers and its market share:

                                             Years Ended March 31,
                                        ------------------------------------
                                        1995   1996    1997    1998    1999
                                        -----  -----  ------  ------  ------
   Cellular telephone subscribers
    (thousands)........................ 2,206  4,936  10,960  17,984  23,897
     Digital service (thousands).......   380  2,556   9,445  17,706  23,895
     Analog service (thousands)*....... 1,826  2,380   1,515     278       2
     Market share......................  50.9%  48.4%   52.5%   57.0%   57.5%

  --------
  *  NTT DoCoMo terminated its analog service on April 1, 1999.

  In fiscal year 1999, traffic increased in terms of both the number of calls and total hours of use.

  The following table sets forth information regarding NTT DoCoMo's cellular telephone traffic:

                                                                   Years Ended
                                                                    March 31,
                                                                  --------------
                                                                  1997 1998 1999
                                                                  ---- ---- ----
   Hours of use (Million hours).................................. 252  448  784

  (iii) PHS Services

  PHS services are part of NTT Group's wireless segment. On December 1, 1998, NTT Group's PHS services business that had been operated formerly by NTT Personal Group was transferred to NTT DoCoMo. The PHS services business had suffered a loss of customers and the liabilities of NTT Personal Group had exceeded its assets. The transfer to NTT DoCoMo should create synergistic effects and allow NTT DoCoMo to provide a comprehensive set of mobile communications services.

  The following table sets forth information regarding NTT DoCoMo's PHS subscribers and its market share:

                                                            Years Ended March
                                                                   31,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,851  1,906  1,349
   Market share............................................  30.7%  28.3%  23.3%

 Telegraph Services

  Operating revenues from telegraph services fell 7.3% to (Yen)86 billion in fiscal year 1999 accounting for 0.9% of operating revenues. This service category includes both telegram and telex services included in NTT Group's wireline segment.

  The total number of telegrams sent dropped 3.7% in fiscal year 1999, from 37,564 thousand to 36,180 thousand. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, increased steadily during fiscal 1999, this could not fully offset a decline of 32.1% in the use of telegrams for weddings and condolences, to 32,145 thousand. Such telegrams made up 88.8% of the total.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                    Years Ended March 31,
                                              ----------------------------------
                                               1995   1996   1997   1998   1999
                                              ------ ------ ------ ------ ------
   Telegrams (thousands)..................... 43,288 41,385 40,198 37,564 36,180
   Telex subscribers (thousands).............     18     15     12     10      8

 Leased Circuit Services

  Operating revenues from leased circuit services increased 3.9% in fiscal year 1999 to (Yen)507 billion accounting for 5.2% of operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM Megalink, ATM Share Link and other services included in NTT Group's wireline segment.

  Driven by the increasing complexity and sophistication of corporate telecommunications systems and widespread construction of LANs and WANs in the corporate sector, the user base for other services, particularly "Digital Access 64/128", continued to grow favorably. "ATM Megalink services" became much more popular with corporations as the telecommunications backbone for their internal networks.

  The number of high-speed digital circuits climbed 34.9% to 228 thousand. However, the number of conventional leased circuits decreased 8.8% to 822 thousand as customers continued to switch to high-speed communications services.

  NTT implemented regular tariff revisions designed to keep a competitive rate structure for its leased circuit services. These took effect in September 1995, April 1996, April 1997, and April 1998. These revisions are collectively estimated to have had the effect of decreasing NTT's revenues by (Yen)42 billion per 12-month period.

  The following table sets forth information regarding NTT's leased circuit services:

                                                      Years Ended March 31,
                                                   ----------------------------
                                                   1995  1996  1997 1998  1999
                                                   ----- ----- ---- ----- -----
   Conventional circuits (thousands).............. 1,025 1,001 967    902   822
   High-speed digital circuits (thousands)........    31    57 107    169   228
   Digital Access 64/128/1500 (thousands).........   --    --    7     59   128
   Digital Reach 64/128/1500......................   --    --  --     --  3,316
   ATM Megalink...................................   --    --  --   1,254 1,509

 Data Communication Facility Services

  Operating revenues from data communication facility services, which is included in NTT Group's data communication segment, increased 2.9% in fiscal year 1999 to (Yen)383 billion, or 3.9% of operating revenues. NTT Group launched a number of new services for national and local government institutions. Usage of "STAR-ACE," a multi-shared banking system for regional financial institutions, also expanded during the year.

 ISDN

  Operating revenues from ISDN services, which is included in NTT Group's wireline segment, increased 51.2% in fiscal year 1999 to (Yen)556 billion or 5.7% of operating revenues. NTT Group's ISDN services comprise INS-Net 64 and INS-Net 1500. Growth in ISDN services continued to be driven by rising demand for Internet access and connection lines for LANs. NTT launched two new services during the fiscal year, "INS Area Plus" and "INS Time Plus." New demand was also created by the "Telesse" multimedia telephone that allows users to enjoy the Internet simply and conveniently.

  Continuing the rapid growth seen in fiscal year 1999, the number of INS-Net 64 subscribers soared 73.1% to 3.96 million, and the number of INS-Net 1500 subscribers climbed 42.0% to 47.7 thousand. ISDN traffic also recorded strong growth.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                        Years Ended March 31,
                                                     ---------------------------
                                                     1995 1996 1997  1998  1999
                                                     ---- ---- ----- ----- -----
   INS-Net 64 (thousands)........................... 337  510  1,037 2,286 3,955
   INS-Net 64 Light (thousands)..................... --   --     --     86   242
   INS-Net 1500 (thousands).........................   6   10     22    34    48

 Sale of Telecommunication Equipment

  Operating revenues from the sale of telecommunication equipment rose 4.0% to
(Yen)1,009 billion, accounting for 10.4% of operating revenues. The sale of telecommunication equipment is included in each of NTT Group's wireline, wireless and other services segments.

  Due to the effects of the long-standing domestic recession and other factors, total sales of business telephones and other terminal equipment to companies were down. However, sales volumes for cellular telephone terminals and products compatible with LANs, ISDN networks and Number Display (caller
ID) rose over fiscal year 1999.

  As a result of the shift to cellular telephones, sales of PHS terminals fell 73.9%. Sales of cellular telephone terminals were buoyant, increasing 9.4% in fiscal year 1999.

 Other Services

  Operating revenues from other services rose 4.1% to (Yen)889 billion, accounting for 9.1% of total revenues. The other services category consists of certain wireline segment businesses including digital data exchange, facsimile network (F-Net), OCN services and other related services; certain wireless segment businesses including pocket pager and other related services; certain data communications segment businesses which include system development services; and certain other services.

  The following table sets forth information regarding NTT Group's subscribers to other services:

                                                Years ended March 31,
                                       ---------------------------------------
                                        1995    1996    1997    1998    1999
                                       ------- ------- ------- ------- -------
   OCN Services(thousands)............     --      --        1     159     478
   Digital data exchange (DDX)
    services:
     Digital Data Exchange--Packet
      (DDX-P)                           36,740  33,424  31,821  30,625  26,643
     Digital Data Exchange--Telephone
      Packet (DDX-TP)................. 410,739 432,457 444,788 446,522 436,427
     Frame relay......................      28     565   3,942  15,701  43,959
     Cell Relay.......................     --        0       0       4       6
   Facsimile network subscribers
    (thousands).......................     678     812   1,015   1,127   1,212
   Pocket pager subscribers
    (thousands).......................   5,355   6,328   5,838   3,908   2,111

  Reflecting a substantial increase in Internet usage, the number of subscribers for NTT's "OCN Dial Access" services rose dramatically during fiscal year 1999, with the number of installations rising over the 400 thousand. As a result, the total number of OCN subscribers increased by 201.4% to 478 thousand. During the fiscal year, NTT moved to expand the market for OCN by introducing "Super OCN," a service that is ideal for companies, universities and other high-volume users to help them cope with a large volume of Internet traffic.

  Within its frame relay services, NTT launched a new "Dial-Up FR" service that makes data exchange possible between a frame relay network and an ordinary analog or ISDN fixed line. Thanks to the success of this service and other marketing initiatives, the number of frame relay subscribers rocketed 180.0% to 43,959.

Operating Expenses

  Operating expenses increased 5.1% in fiscal year 1999 to (Yen)9,018 billion. Although the total number of employees continued to decline to 224,000, an increase in severance-related expenses and the accrual of compensated absences as a result of non-application of SFAS No. 71 led to an increase in personnel expenses of (Yen)22 billion to (Yen)2,367 billion.

  Depreciation, amortization and maintenance costs increased by (Yen)250 billion to (Yen)3,436 billion. This reflected the increase of telecommunications equipment for cellular telephone and PHS services to accommodate high NTT DoCoMo subscriber growth and other factors, and also an increase in the disposition of metal cables following NTT's conversion to an optical access network.

  Other operating expenses increased by (Yen)168 billion to (Yen)3,215 billion due to such factors as growth in agency commissions and sales expenses for terminals as a result of high NTT DoCoMo subscriber growth. Other operating expenses also increased because usage fees for telecommunications equipment increased as a result of higher interconnection charges for cellular telephones.

  As a result of the above factors, operating income decreased (Yen)161 billion, or 18.4% to (Yen)711 billion.

Net Income

  Net income in fiscal year 1999 increased 158.5% to (Yen)554.4 billion as a result of the sale of NTT DoCoMo shares despite a decrease in operating income and the extraordinary one-time loss of (Yen)462 billion stemming from NTT discontinuing its application of SFAS 71 for all of its operations.

  Due to a change in Japanese income tax regulations, effective April 1, 1999, the statutory rate was reduced to approximately 41% and such amount has been used in calculating the future expected tax effects of temporary differences. In addition, the valuation allowance at March 31, 1998, which mainly related to deferred tax assets on the losses related to financial assistance to subsidiary companies which are not expected to be tax deductible, was reversed because the tax losses of NTT Personal Group have been realized in fiscal year 1999. As a result, the effective tax rate in fiscal year 1999 decreased to 51.18%, compared with 63.81% in fiscal year 1998, which had a positive impact on net income.

Fiscal year 1998 compared with Fiscal year 1997

Operating Revenues

 Telephone Services

  Operating revenues from telephone services increased 4.4% in fiscal year 1998 to (Yen)6,306 billion, or 66.7% of operating revenues. Growth during fiscal year 1998 was supported by a sharp rise in cellular telephone subscribers, offsetting a decline in fixed-line telephone subscribers amid a mature market and a shift to such services as NTT's INS-Net services.

  (i) Telephone Subscriber Services

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

  In fiscal year 1998, NTT's end-to-end telephone traffic decreased from the previous year in terms of number of calls as well as hours of use. Management attributes the decrease in network traffic to declines in telephone subscribers and the sluggish Japanese economy. The number of calls and hours of use decreased slightly when combined with ISDN.

  In February 1998, NTT reduced the rate for daytime calls over 100 kilometers from (Yen)110 to (Yen)90 for a three-minute call. This rate reduction had a negative impact on operating revenues during fiscal year 1998 of approximately
(Yen)80 billion.

  Revision to directory assistance service implemented in May 1998 and in May 1999 are expected to increase NTT Group's revenues by (Yen)15 billion per 12-month period.

  The interconnection of local switches with local and long-distance carriers began during fiscal year 1998 through NTT's GCs, bringing direct competition to the local call market. NTT responded with two competitive new discounted services, "Area Plus" and "Time Plus."

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

  (iii) PHS Services

  Initially, PHS services grew rapidly by providing inexpensive services with small and lightweight terminals. In September 1997, the number of subscribers reached seven million. Since October 1997, however, the number of customers has steadily fallen and liabilities of NTT Personal have exceeded its assets. NTT Group and major shareholders of NTT Personal Group transferred their PHS businesses in fiscal year 1999. Management believes the transfer to NTT DoCoMo will create synergetic effects and will allow NTT DoCoMo to develop new services based on the features of PHS.

 Telegraph Services

  Operating revenues from telegraph services declined 6.6% in fiscal year 1998 to (Yen)92 billion, accounting for 1.0% of operating revenues. This revenue category includes both telegram and telex services.

  The number of telegrams sent declined 6.6% to 37,564 thousand telegrams, as efforts to improve customer service, including the introduction of "D-MAIL," a telegram service that makes use of the Internet, were unable to offset a decline of 8.4% in telegrams for weddings and condolences to 33,613 thousand telegrams. Kanji telegrams (Chinese character telegrams) accounted for approximately 90% of all telegrams sent during the term.

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

  The number of high-speed digital circuits climbed 57.5% to 169 thousand. However, the number of conventional leased circuits decreased 6.7% to 902 thousand as customers switched to high-speed communications services.

  In an effort to rebalance its rate structure in its leased circuit services, NTT implemented tariff revisions for the services. Revisions took effect in September 1995, April 1996, April 1997 and April 1998. These revisions are estimated to have the effect of decreasing NTT's revenues by (Yen)42 billion per 12-month period.

 Data Communication Facility Services

  Operating revenues from data communication facility services rose 10.3% in fiscal 1998 to (Yen)373 billion, or 3.9% of operating revenues. During the fiscal year, corporations, national and local governments, and financial institutions continued to steadily increase their use of data communications services. In addition to growing revenues from previously established systems, services launched during the second half of fiscal year 1997 and the beginning of fiscal year 1998 contributed to revenue growth. NTT Group also prioritized the marketing of such services as "STAR-ACE," a multi-shared banking system for regional financial institutions and "SCAW Design Series," which handles core fields of corporate operations such as finance and production, as important strategic products.

 ISDN

  Operating revenues from ISDN services increased 93.2% in fiscal year 1998 to
(Yen)368 billion, or 3.9% of operating revenues. Growth in ISDN services is being driven by strong demand in the corporate sector and the growing penetration of Internet services in the home. NTT's ISDN services comprise INS-Net 64 and INS-Net 1500.

  In July 1997, NTT launched "INS-Net 64 Light" which makes ISDN more accessible to consumers by allowing installation expenses to be included in monthly charges, eliminating up-front financial outlays. "Phoenix mini," another new service, leverages the benefits of INS-Net to offer low-cost video telephone services affordable to general consumers.

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

 Other Services

  Operating revenues from other services increased 1.8% in fiscal year 1998 to
(Yen)853 billion, or 9.0% of operating revenues. Other services provided by NTT Group include digital data exchange, facsimile network (F-Net), pocket pager, OCN services and system development services.

  Amid dramatic growth in computer communications such as the Internet and connections between corporate LANs, the number of NTT's OCN subscribers jumped 109 times to 158.7 thousand at the end of fiscal year 1998. During fiscal year 1998, NTT added service menus to fulfill customers' diversifying requirements, such as "OCN Standard" and "OCN Enterprise," new dedicated access services, and "OCN Dial Access Light," a dial-up access with a new rate plan. NTT also expanded service areas in accordance with demand and provided a greater range of value-added services.

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

  Depreciation, amortization and maintenance costs increased (Yen)186 billion to (Yen)3,185 billion. Depreciation recorded by NTT declined, despite increases in depreciable assets related to digitizing NTT's network and investment in facilities for providing ISDN services, as a result of lower depreciation of metal cables following progress in converting to an optical access network. However, increases in depreciation at NTT DoCoMo, reflecting aggressive capital investment to meet strong demand, exceeded declines at NTT.

  Other operating expenses increased (Yen)260 billion to (Yen)3,047 billion, due to such factors as growth in agency commissions and expenses for terminal equipment as a result of high subscriber growth at NTT DoCoMo.

  As a result of the above factors, operating income increased (Yen)103 billion, or 13.3%, to (Yen)872 billion.

Net Income

  Income tax increased as a result of the establishment of a valuation allowance related to deferred tax assets. Management took this step in recognition that the operating loss carry-forwards for tax purposes of NTT Personal Group would not likely be realized given continued losses associated with PHS businesses. This and other factors offset growth in operating income. Consequently, net income fell 14.7% to (Yen)214.5 billion.

Liquidity and Capital Resources

Fiscal year 1999 compared with Fiscal year 1998

Financing

  Net cash provided by operating activities in fiscal year 1999 amounted to
(Yen)2,365 billion, compared with (Yen)2,731 billion in fiscal year 1998.

  With this cash and proceeds from sales of subsidiary stock (NTT Central DoCoMo and NTT DATA), NTT Group invested in property, plant and equipment, paid back interest-bearing debt, made investments in subsidiaries and affiliates and paid dividends.

  Owing to the proceeds from sales of subsidiary stock, which amounted to
(Yen)2,213 billion, net cash used in investing activities in fiscal year 1999 totaled (Yen)632 billion, compared with (Yen)2,909 billion in fiscal year 1998.

  Capital investments for property, plant and equipment and intangible assets computed on the basis of all cash investments and other considerations, during fiscal year 1999 were (Yen)3,088 billion, compared with (Yen)2,962 billion in the fiscal year 1998, and consisted principally of the expansion and upgrading of infrastructure for mobile communications, ISDN, OCN, frame relay and other services, together with various investments to enhance the quality of other services.

  Since the completion of the digitization of its main high-speed network infrastructure in December 1997, NTT has shifted its capital investment focus from planned infrastructure development to a strategy of investing in services according to demand. Since investment in fixed-line telephone services is projected to decrease in fiscal year 2000, NTT Group expects total capital investment to decline in the coming year.

  Net cash used in financing activities in fiscal year 1999 amounted to
(Yen)990 billion, compared with net cash of (Yen)270 billion provided by financing activities in fiscal year 1998. NTT's policy is to control outstanding debt while realizing more efficient sources of funds in domestic and overseas capital markets.

  The total amount of capital raised in fiscal year 1999 from issues of long-term debt was (Yen)653 billion. This sum included corporate bond offerings denominated in both Japanese yen and U.S. dollars. For a further description of NTT's debt, see Note 9 of the Notes to Consolidated Financial Statements.

Capital Resources

  As of March 31, 1999, NTT Group had cash and cash equivalents (short-term investments with principal maturities of less than three months) of (Yen)1,657 billion, compared with (Yen)913 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts, make tax payments and capital investments, and as working capital. Accordingly, the balance of cash equivalents will fluctuate each year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity stood at 95.5% on March 31, 1999, compared with 110.9% at the previous fiscal year-end.

Capital Investments

  Capital investment in fiscal year 1999 totaled (Yen)3,088 billion. The majority of this sum was used to make investments in high-speed, digitized networks to meet the increasingly diverse and international needs of customers. NTT Group also invested in research and development activities and the renewal and upgrading of the existing network infrastructure.

  As of March 31, 1999, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately (Yen)578 billion (US$4,777 million), principally reflecting capital investment expenditures for fiscal year 2000. NTT Group expects the funds needed for such commitments to be met from net cash provided by operating activities.

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

  The high level of capital investment in fiscal year 1998 was used to strengthen multimedia services capacity and enhance the quality of telephone and non-telephone services, mainly through the installation of digital switching exchanges and equipment and facilities necessary to establish a nationwide fiber-optic network. On December 17, 1998, NTT's domestic telecommunications network was completely digitized.

  Net cash provided by financing activities for fiscal year 1998 was (Yen)270 billion, compared with (Yen)393 billion in fiscal year 1997.

  Long-term debt in fiscal year 1998 was (Yen)1,048 billion, compared with
(Yen)1,137 billion in fiscal year 1997. This debt included bond offerings in Japanese yen and U.S. dollars.

Capital Resources

  As of March 31, 1998, NTT Group had cash and cash equivalents (investments with principal maturities of less than three months) of (Yen)913 billion, compared with (Yen)821 billion at March 31, 1997. Cash equivalents represent a temporary cash surplus to repay debts and for working capital and capital investments. Accordingly, the balance of cash equivalents will fluctuate year-by-year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity increased to 110.9% at March 31, 1998, compared with 104.8% at March 31, 1997.

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

  As of March 31, 1998, NTT Group had outstanding commitments for the purchase of property, plant, equipment and other assets of approximately (Yen)501 billion (US$3,792 million). Such expenditures are to be made generally for the purpose of capital investment during fiscal year 1999. NTT Group expects to obtain the funds needed for such commitments through net cash provided by operating activities.

Forward Looking Statements

  Certain statements contained herein are forward-looking statements. These include statements concerning NTT's expectations and other statements that are not historical fact. In particular, items relating to government regulation are not within the control of NTT and are therefore subject to change at any time. In addition, risks and uncertainties associated with the pricing of services and the success of NTT's reorganization may cause the actual results, performance or achievements of NTT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. NTT desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 9A--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk

  The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and stock prices of investments.

  NTT Group from time to time enters into derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its main exposure to loss in relation to underlying debt instruments or assets that may result from adverse fluctuations in foreign currency exchange rates and interest rates. NTT Group does not use derivative financial instruments for trading purposes. The use of derivative financial instruments are based on specific internal rules and are subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instruments are integrated as part of debt transactions or financial assets and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt or assets.

  No specific hedging activities are taken against the price fluctuations of stocks held by NTT Group as marketable securities.

Equity Price Risk

  NTT Group holds available-for-sale securities and held-to-maturity securities included in marketable securities and other investments. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities are held as long term investments. NTT Group does not hold marketable securities for trading purposes.

  Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 1999:

                                                                    1999
                                                             -------------------
                                                             Carrying
                                                              amount  Fair value
                                                             -------- ----------
                                                               Millions of Yen
   Due after 1 year through 5 years.........................  31,777    32,414
   Due after 5 years through 10 years.......................  17,984    17,954
   Equity securities........................................ 115,366    77,773
                                                             -------   -------
     Total.................................................. 165,127   128,141

Foreign Exchange Risk

  NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

  Amounts of NTT Group's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 1999.

  Amounts related to forward foreign exchange contracts or currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown at the table of "Interest Rate Risk."

Interest Rate Risk

  NTT Group's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt.

  The following tables provide information about NTT Group's financial instruments that are sensitive to changes in interest rates including debt obligations and interest rate swaps.

  For the debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

  For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 1999.

  Amounts attributable to NTT Group's option contracts that are sensitive to interest rates were not material at March 31, 1999.

  The information is presented in Japanese yen equivalents, which is NTT Group's reporting currency. The instruments' actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

                                                                 Millions of Yen
                                  ------------------------------------------------------------------------------------
                         Average       Carrying amount and maturity date (year ending March 31)
                         interest ------------------------------------------------------------------------
                           rate     2000      2001      2002      2003      2004    Thereafter    Total     Fair value
                         -------- --------  --------  --------  --------  --------  ----------  ----------  ----------
Long-term debt
 including current
 portion
 Japanese yen bonds and
  notes:                    3.7%  (216,168) (196,309) (297,646) (248,868)  (61,874)   (789,672) (1,810,537) (1,808,581)
 U.S. dollar notes:         6.5%   (60,583)  (66,670)  (36,285)  (60,685)  (60,703)   (121,406)   (406,332)   (461,402)
 Swiss franc bonds and
  notes:                    5.0%   (41,598)      (96)      (96)  (20,507)        0      (7,373)    (69,670)    (71,784)
 Canadian dollar notes:    10.3%   (16,291)  (16,270)        0         0         0           0     (32,561)    (36,175)
 Deutsche Mark bonds:       7.1%   (26,752)        0         0         0         0           0     (26,752)    (27,932)
 Sterling pound bonds:      8.4%        36        36   (19,798)       36   (49,558)          0     (69,248)    (85,066)
 Unsecured indebtedness
  to banks--
 Japanese yen loans:        2.7%  (471,451) (590,311) (497,221) (360,311) (432,414)   (598,288) (2,949,996) (2,987,795)
 U.S. dollar loans:         5.4%   (13,530)   (3,883)  (11,307)      (61)   (1,685)     (9,133)    (39,599)    (42,186)
 Thai Baht loans:          10.7%    (2,209)        0         0         0         0           0      (2,209)     (2,383)
                           ----   --------  --------  --------  --------  --------  ----------  ----------  ----------
  Subtotal.............           (848,546) (873,503) (862,353) (690,396) (606,234) (1,525,872) (5,406,904) (5,523,304)
Forward exchange
 contracts.............             (1,034)   (7,624)    1,264       557    (3,700)         45     (10,492)      1,255
Currency swap
 agreements............             (2,988)        0       276     2,275      (725)      7,816       6,654      (8,760)
                           ----   --------  --------  --------  --------  --------  ----------  ----------  ----------
Total..................           (852,568) (881,127) (860,813) (687,564) (610,659) (1,518,011) (5,410,742) (5,530,809)

                                               Millions of Yen
                          ---------------------------------------------------------------
                             Notional amount and average interest rate
                                      (year ending March 31)
                          ----------------------------------------------------
                           2000     2001     2002    2003    2004   Thereafter Fair value
                          -------  -------  ------  ------  ------  ---------- ----------
Interest rate swap
 agreements
 Floating to Fixed (Jap-
  anese yen)............  202,287  141,536  89,492  33,387   4,872     3,427     (8,052)
 Average pay rate.......      2.2%     2.2%    2.0%    1.7%    2.6%      2.9%
 Average receive rate...      0.3%     0.2%    0.2%    0.2%    0.5%      0.8%
 Fixed to Floating (Jap-
  anese yen)............  102,300   86,300  80,300  74,300  60,000    41,000     10,363
 Average pay rate.......      0.5%     0.4%    0.4%    0.4%    0.3%      0.2%
 Average receive rate...      3.1%     3.2%    3.3%    3.4%    3.6%      3.3%
 Floating to Floating
  (Japanese yen)........    2,175    1,515   1,000   1,000   1,000     1,000        105
 Average pay rate.......      1.6%     1.1%    0.1%    0.1%    0.1%      0.1%
 Average receive rate...      2.5%     2.7%    3.1%    3.1%    3.1%      3.1%

ITEM 10--DIRECTORS AND OFFICERS OF REGISTRANT

  The overall direction of the affairs of NTT is the responsibility of its Board of Directors. The Board of Directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT's Annual Meeting, the most recent of which was held on June 29, 1999.

  The following is a list of the Directors (including executive officers of NTT), corporate auditors of NTT and chief executive officers of NTT's principal subsidiaries at July 1, 1999:

                                                                               Current Position
                                                                                as Director or
                                                                               Corporate Auditor
                        Name                        Title                         Held Since
                        ----                        -----                      -----------------
 Representative Directors
    Shigeo Sawada.................................. Chairman                       June 1990
    Jun-ichiro Miyazu.............................. President                      June 1987
                                                    Senior Executive Vice
    Norio Wada..................................... President                      June 1992
                                                    Senior Executive Vice
    Yusuke Tachibana............................... President                      July 1999

 Directors
    Toshiyuki Mineshima............................ Executive Vice President       June 1996
    Kunihiro Kato.................................. Senior Vice President          June 1997
    Kanji Koide.................................... Senior Vice President          June 1997
    Shigehiko Suzuki............................... Senior Vice President          June 1998
    Hiromi Wasai................................... Senior Vice President          July 1999
    Toyohiko Takabe................................ Senior Vice President          July 1999
    Takashi Imai................................... Senior Vice President          July 1999
    Yotaro Kobayashi............................... Senior Vice President          July 1999

 Corporate Auditors
    Tadashi Yamamoto............................... Corporate Auditor              June 1996
    Keisuke Sada................................... Corporate Auditor              June 1998
    Makoto Yoshida................................. Corporate Auditor              July 1999
    Hideaki Toda................................... Corporate Auditor              July 1999

 Chief Executive Officers of Principal Subsidiaries
    Hidekazu Inoue................................. President, NTT East            July 1999
    Kazuo Asada.................................... President, NTT West            July 1999
                                                    President, NTT
    Masanobu Suzuki................................ Communications                  May 1999
                                                    President, NTT Central
    Keiji Tachikawa................................ DoCoMo                         June 1998
    Toshiharu Aoki................................. President, NTT DATA            June 1999

ITEM 11--COMPENSATION OF DIRECTORS AND OFFICERS

  During fiscal year 1999, the aggregate amount of compensation paid by NTT, NTT DoCoMo and NTT DATA to all Directors, executive officers and corporate auditors as a group was (Yen)2,587 million.

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

     NTT provides various telecommunications services to the Government of Japan. In fiscal year 1999, NTT provided services to the Ministry of Posts and Telecommunications for which it received (Yen)256 million. In fiscal year 1998, NTT provided services to the Ministry of Posts and Telecommunications for which it received (Yen)1,443 million. In fiscal year 1997 NTT provided services to the Ministry of Posts and Telecommunications for which it received (Yen)1,842 million. In addition, NTT made payments to the Ministry of Posts and Telecommunications of (Yen)9,556 million, (Yen)10,113 million and
     (Yen)10,406 million in fiscal years 1999, 1998 and 1997, respectively, for services rendered by the Ministry of Posts and Telecommunications in connection with the collection of telephone revenues.

  (3) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any parent or subsidiary of the registrant.

     None.

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

  Not applicable.

                                    PART IV

ITEM 17--FINANCIAL STATEMENTS

  Not applicable.

ITEM 18--FINANCIAL STATEMENTS

  The Report of Independent Accountants, Consolidated Balance Sheet of NTT at March 31, 1999 and 1998, Consolidated Statement of Income, Consolidated Statement of Shareholders' Equity and Consolidated Statement of Cash Flows of NTT for each of the three years ended March 31, 1997, 1998 and 1999 and Notes to Consolidated Financial Statements, and Schedule II--Valuation and Qualifying Accounts, appear as pages F-1 through F-34.

ITEM 19--FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

  See accompanying index to Consolidated Financial Statements.

(b) Exhibits

  (1)Consent of Independent Accountants.

  NTT agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

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

                                          Nippon Telegraph and Telephone
                                          Corporation

                                                  /s/ Kazuto Tsubouchi
                                          By __________________________________
                                                    Kazuto Tsubouchi
                                                    Senior Manager
                                                    Investor Relations Group
                                                    Department IV

Date: September 1, 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of independent accountants........................................  F-2
Consolidated balance sheets at March 31, 1998 and 1999...................  F-3
Consolidated statement of income for the three years ended March 31,
 1999....................................................................  F-5
Consolidated statement of shareholders' equity for the three years ended
 March 31, 1999..........................................................  F-6
Consolidated statement of cash flows for the three years ended March 31,
 1999....................................................................  F-7
Notes to consolidated financial statements...............................  F-8
Financial statements schedule for the three years ended March 31, 1999:
  II--Valuation and qualifying accounts.................................. F-34

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

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone Corporation

  In our opinion, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Japan and in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse
Tokyo, Japan
June 29, 1999, except for paragraph 2 of Note 21 as to which the date is August 30, 1999

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                    March 31

                                      1998             1999            1999
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
                                                                     (Note 3)
             ASSETS
Current assets:
  Cash and cash equivalents
   (Notes 5 and 19)............. (Yen)   913,236  (Yen) 1,656,672    $ 13,692
  Notes and accounts receivable,
   trade (Notes 4 and 19).......       1,085,381        1,463,777      12,097
  Allowance for doubtful
   accounts.....................         (35,816)         (40,287)       (333)
  Inventories (Note 6)..........         223,776          195,843       1,618
  Prepaid expenses and other
   current assets (Note 11).....         417,900          641,745       5,304
                                 ---------------  ---------------    --------
    Total current assets........       2,604,477        3,917,750      32,378
                                 ---------------  ---------------    --------
Property, plant and equipment
 (Notes 9 and 15):
  Telecommunications equipment..      11,633,361       11,843,092      97,877
  Telecommunications service
   lines........................      11,722,358       11,823,529      97,715
  Buildings and structures......       4,763,092        5,000,443      41,326
  Machinery, vessels and tools..       1,997,359        2,140,526      17,691
  Land..........................         609,186          697,938       5,768
  Construction in progress......         639,262          859,526       7,103
                                 ---------------  ---------------    --------
                                      31,364,618       32,365,054     267,480
  Accumulated depreciation......     (19,359,256)     (20,203,236)   (166,969)
                                 ---------------  ---------------    --------
                                      12,005,362       12,161,818     100,511
                                 ---------------  ---------------    --------
Investments and other assets:
  Investments in affiliated
   companies....................         201,945          300,420       2,483
  Marketable securities and
   other investments (Note 7)...         124,910          163,754       1,353
  Intangible and other assets
   (Note 8).....................       1,904,503        1,527,113      12,621
  Deferred income taxes (Note
   11)..........................         511,334          502,393       4,152
                                 ---------------  ---------------    --------
                                       2,742,692        2,493,680      20,609
                                 ---------------  ---------------    --------
                                 (Yen)17,352,531  (Yen)18,573,248    $153,498
                                 ===============  ===============    ========

        The accompanying notes are an integral part of these statements.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                                    March 31

                                      1998             1999            1999
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
                                                                     (Note 3)
LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
  Short-term borrowings (Notes 9
   and 19)...................... (Yen)   456,995  (Yen)   235,180    $  1,944
  Current portion of long-term
   debt (Notes 9 and 19)........         825,422          848,546       7,013
  Accounts payable, trade (Notes
   4 and 19)....................       1,131,444        1,416,615      11,708
  Accrued payroll (Note 19).....         494,387          516,188       4,266
  Accrued interest..............          55,976           44,586         368
  Accrued taxes on income.......         188,616          491,803       4,064
  Accrued consumption tax (Note
   12)..........................          99,813           22,370         185
  Advances received.............          72,117           72,008         595
  Other (Note 11)...............         121,056           96,684         799
                                 ---------------  ---------------    --------
    Total current liabilities...       3,445,826        3,743,980      30,942
                                 ---------------  ---------------    --------
Long-term liabilities:
  Long-term debt (Notes 9 and
   19)..........................       4,776,109        4,558,358      37,672
  Obligations under capital
   leases (Note 15).............         473,681          378,083       3,125
  Liability for employees'
   severance payments (Note
   10)..........................       2,890,761        2,977,403      24,607
  Other (Note 11)...............         166,186          211,635       1,749
                                 ---------------  ---------------    --------
                                       8,306,737        8,125,479      67,153
                                 ---------------  ---------------    --------
Minority interest in
 consolidated subsidiaries......         136,040          793,019       6,554
                                 ---------------  ---------------    --------
Shareholders' equity (Note 13):
  Common stock, (Yen)50,000 par
   value--
   Authorized--62,400,000
    shares......................
   Issued and outstanding--
    15,912,000 shares...........         795,600          795,600       6,575
  Additional paid-in capital....       2,530,476        2,530,476      20,913
  Retained earnings.............       2,153,883        2,628,272      21,721
  Accumulated other
   comprehensive loss...........         (16,031)         (43,578)       (360)
                                 ---------------  ---------------    --------
                                       5,463,928        5,910,770      48,849
                                 ---------------  ---------------    --------
Commitments and contingent
 liabilities (Note 20)..........
                                 (Yen)17,352,531  (Yen)18,573,248    $153,498
                                 ===============  ===============    ========

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                              Year Ended March 31

                               1997            1998            1999           1999
                          --------------  --------------  --------------  ------------
                                        Millions of yen                   Millions of
                                                                          U.S. dollars
                                                                            (Note 3)
Operating revenues (Note
 4):
 Telephone..............  (Yen)6,038,146  (Yen)6,306,034  (Yen)6,300,460    $52,070
 Telegraph..............          98,683          92,211          85,521        707
 Leased circuit.........         428,715         488,160         507,163      4,191
 Data communication
  facility..............         337,934         372,765         383,455      3,169
 ISDN services..........         190,403         367,826         555,976      4,595
 Sale of
  telecommunication
  equipment.............         889,834         969,586       1,008,589      8,336
 Miscellaneous..........         838,067         853,431         888,509      7,343
                          --------------  --------------  --------------    -------
                               8,821,782       9,450,013       9,729,673     80,411
                          --------------  --------------  --------------    -------
Operating expenses
 (Notes 4 and 16):
 Personnel..............       2,266,599       2,345,609       2,367,449     19,566
 Depreciation,
  amortization and
  maintenance costs.....       2,998,550       3,185,044       3,435,522     28,393
 Other..................       2,787,158       3,047,315       3,215,267     26,572
                          --------------  --------------  --------------    -------
                               8,052,307       8,577,968       9,018,238     74,531
                          --------------  --------------  --------------    -------
Operating income........         769,475         872,045         711,435      5,880
                          --------------  --------------  --------------    -------
Other expenses (income):
 Interest and
  amortization of bond
  discounts and issue
  costs.................         253,950         235,363         216,038      1,786
 Interest income........          (1,839)         (2,086)         (6,881)       (57)
 Gains on sales of
  subsidiary stock (Note
  17)...................             --                       (1,634,314)   (13,507)
 Other, net.............           7,591         (16,764)         22,631        187
                          --------------  --------------  --------------    -------
                                 259,702         216,513      (1,402,526)   (11,591)
                          --------------  --------------  --------------    -------
Income before income
 taxes..................         509,773         655,532       2,113,961     17,471
                          --------------  --------------  --------------    -------
Income taxes (Note 11):
 Current................         359,005         362,910         659,082      5,447
 Deferred...............         (98,078)         55,366         422,835      3,495
                          --------------  --------------  --------------    -------
                                 260,927         418,276       1,081,917      8,942
                          --------------  --------------  --------------    -------
Income before
 extraordinary loss,
 minority interest and
 equity in earnings of
 affiliated companies...         248,846         237,256       1,032,044      8,529
Extraordinary loss for
 discontinuance of
 regulatory accounting
 principles (Note 2)....             --              --         (462,508)    (3,822)
Income before minority
 interest and equity in
 earnings of affiliated
 companies..............         248,846         237,256         569,536      4,707
Minority interest in
 consolidated
 subsidiaries...........         (11,718)        (32,275)        (24,148)      (200)
Equity in earnings of
 affiliated companies...          14,329           9,479           9,043         75
                          --------------  --------------  --------------    -------
Net Income..............  (Yen)  251,457  (Yen)  214,460  (Yen)  554,431    $ 4,582
                          ==============  ==============  ==============    =======
                                                                          U.S. dollars
                                              Yen                           (Note 3)
                          ----------------------------------------------  ------------
Per share of common
 stock:
 Extraordinary loss.....             --              --     (Yen)(29,067)     $(240)
                          --------------  --------------  --------------    -------
 Net income.............     (Yen)15,803     (Yen)13,478     (Yen)34,844       $288
                          --------------  --------------  --------------    -------
 Cash dividends,
  applicable to earnings
  for the year (Note
  13)...................      (Yen)5,000      (Yen)5,000      (Yen)5,000        $41
                          --------------  --------------  --------------    -------

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                              Year Ended March 31

                                  1997                     1998                     1999                1999
                         -----------------------  -----------------------  -----------------------  --------------
                                                   Millions of yen                                   Millions of
                                                                                                    U.S. dollars
                                                                                                      (Note 3)
Common stock (Note 13):
 At beginning of year...   (Yen)795,600           (Yen)  795,600           (Yen)  795,600           $ 6,575
 Capitalization of
  additional paid-in
  capital...............            --                       --                       --                --
                         --------------           --------------           --------------           -------
 At end of year.........        795,600                  795,600                  795,600             6,575
                         --------------           --------------           --------------           -------
Additional paid-in
 capital (Note 13):
 At beginning of year...      2,530,476                2,530,476                2,530,476            20,913
 Transfer to common
  stock.................            --                       --                       --                --
                         --------------           --------------           --------------           -------
 At end of year.........      2,530,476                2,530,476                2,530,476            20,913
                         --------------           --------------           --------------           -------
Retained earnings (Note
 13):
 At beginning of year...      1,847,084                2,018,982                2,153,883            17,801
 Appropriations--
 Cash dividends
  ((Yen)2,500 in 1997,
  (Yen)2,500 in 1998
  and (Yen)2,500--$21
  in 1999 per share)....        (39,780)                 (39,780)                 (39,780)             (329)
 Interim distribution--
 Cash dividends
  ((Yen)2,500 in 1997,
  (Yen)2,500 in 1998
  and (Yen)2,500--$21
  in 1999 per share)....        (39,779)                 (39,779)                 (39,779)             (329)
 Net income.............        251,457  251,457         214,460  214,460         554,431  554,431    4,582  4,582
 Other change...........            --                       --                      (483)               (4)
                         --------------           --------------           --------------           -------
 At end of year.........      2,018,982                2,153,883                2,628,272            21,721
                         --------------           --------------           --------------           -------
Accumulated
 comprehensive income
 (loss) (Note 13):
 At beginning of year...         22,959                   (4,648)                 (16,031)             (133)
 Other comprehensive
  income................        (27,607) (27,607)        (11,383) (11,383)        (27,547) (27,547)    (227)  (227)
 Total comprehensive
  income................                 223,850                  203,077                  526,884           4,355
                         --------------  -------  --------------  -------  --------------  -------  -------  -----
 At end of year.........         (4,648)                 (16,031)                 (43,578)             (360)
                         --------------           --------------           --------------           -------
Shareholders' equity at
 end of year............ (Yen)5,340,410           (Yen)5,463,928           (Yen)5,910,770           $48,849
                         ==============           ==============           ==============           =======

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              Year Ended March 31

                              1997            1998            1999           1999
                         --------------  --------------  --------------  ------------
                                       Millions of yen                   Millions of
                                                                         U.S. dollars
                                                                           (Note 3)
Cash flows from
 operating activities:
 Net income............    (Yen)251,457    (Yen)214,460    (Yen)554,431    $ 4,582
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities--
 Extraordinary item,
  net of taxes.........             --              --          462,508      3,822
 Depreciation and
  amortization.........       2,093,314       2,281,843       2,439,957     20,165
 Deferred taxes........         (98,078)         55,366         422,835      3,495
 Loss on sale or
  disposal of property,
  plant and equipment..         213,040         164,691         174,686      1,444
 Gains on sales of
  subsidiary stock
  (Note 17)............             --              --       (1,634,314)   (13,507)
 (Increase) decrease in
  notes and accounts
  receivable, trade....         131,339        (145,136)       (182,732)    (1,510)
 (Increase) decrease in
  inventories..........         (66,917)          7,631          27,955        231
 (Increase) decrease in
  other current
  assets...............           3,724         (11,712)       (211,880)    (1,751)
 Increase (decrease) in
  accounts payable,
  trade and accrued
  payroll..............         140,919         125,000          25,419        210
 Increase (decrease) in
  accrued consumption
  tax..................             515          72,518         (77,665)      (642)
 Increase (decrease) in
  accrued interest.....          (4,528)          1,922         (11,594)       (96)
 Increase (decrease) in
  advances received....          12,762          22,596          (1,631)       (13)
 Increase (decrease) in
  accrued taxes on
  income...............          (7,995)        (36,290)        300,609      2,484
 Increase (decrease) in
  liability for
  employees' severance
  payments, net of
  deferred pension
  costs................          22,394         (16,293)         84,267        696
 Increase (decrease) in
  other long-term
  liabilities..........         (56,968)          1,054          (1,330)       (11)
 Other.................          15,730          (7,043)         (6,290)       (52)
                         --------------  --------------  --------------    -------
  Net cash provided by
   operating
   activities..........       2,650,708       2,730,607       2,365,231     19,547
                         --------------  --------------  --------------    -------
Cash flows from
 investing activities:
 Payments for property,
  plant and equipment..      (2,612,878)     (2,685,961)     (2,789,342)   (23,052)
 Proceeds from sale of
  property, plant and
  equipment............           9,517          10,827          20,707        171
 Acquisition of
  investments in
  affiliates and
  intangible and other
  assets...............        (258,123)       (233,813)        (76,342)      (631)
 Proceeds from sales of
  subsidiary stock
  (Note 17)............             --              --        2,213,010     18,289
                         --------------  --------------  --------------    -------
  Net cash used in
   investing
   activities..........      (2,861,484)     (2,908,947)       (631,967)    (5,223)
                         --------------  --------------  --------------    -------
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt....  (Yen)1,136,896  (Yen)1,047,974    (Yen)653,435    $ 5,400
 Payments for
  settlement of long-
  term debt............        (804,385)       (706,388)     (1,170,912)    (9,677)
 Dividends paid........         (79,559)        (79,559)        (79,559)      (657)
 Net increase
  (decrease) in short-
  term borrowings and
  other................         140,322           8,409        (392,792)    (3,246)
                         --------------  --------------  --------------    -------
  Net cash provided
   (used) by financing
   activities..........         393,274         270,436        (989,828)    (8,180)
                         --------------  --------------  --------------    -------
Net increase in cash
 and cash equivalents..         182,498          92,096         743,436      6,144
Cash and cash
 equivalents at
 beginning of year.....         638,642         821,140         913,236      7,548
                         --------------  --------------  --------------    -------
Cash and cash
 equivalents at end of
 year..................    (Yen)821,140    (Yen)913,236  (Yen)1,656,672    $13,692
                         ==============  ==============  ==============    =======
Cash paid during the
 year for:
 Interest..............    (Yen)258,748    (Yen)233,344    (Yen)232,099    $ 1,918
                         --------------  --------------  --------------    -------
 Income taxes..........    (Yen)361,641    (Yen)400,860    (Yen)364,176    $ 3,010
                         --------------  --------------  --------------    -------
Capital lease
 obligations incurred
 during the year.......     (Yen)56,631     (Yen)99,975     (Yen)32,881    $   272
                         --------------  --------------  --------------    -------

        The accompanying notes are an integral part of these statements.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

  Nippon Telegraph and Telephone Corporation (hereinafter referred to as "NTT") is primarily engaged in the provision of nationwide telecommunications services in Japan. NTT and its subsidiaries' services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

  In June 1997, the Japanese Diet passed the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law ("the Revision Law"), which was promulgated and partially implemented on June 20, 1997.

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation."

  On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the aforementioned legislation. On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer will occur, reorganization will be implemented in which NTT will become a holding company holding all the shares in two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance company (NTT Communications Corporation).

  The transfers of businesses will be accomplished by transferring at 0:00 a.m., on July 1, 1999, NTT's relevant business activities to the respective wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation.

  Nippon Telegraph and Telephone East Corporation will inherit the intra-prefectural telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions and related services. Nippon Telegraph and Telephone West Corporation will inherit the intra-prefectural telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions and related services.

  NTT Communications Corporation will inherit all the business activities comprising the domestic inter-prefecture telecommunications and multimedia network services and related services and is allowed to enter the international.

2. Summary of significant accounting policies:

  NTT and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan (Japanese GAAP). NTT, as a regulated company, also follows the NTT Law, the Telecommunications Business Law ("the Telecom Business Law") and other related accounting regulations for preparing such financial statements.

  The accompanying consolidated financial statements incorporate certain adjustments and reclassifications relating to (1) the tax effects of temporary differences, (2) compensated absences and severance lump-sum and pension payments, (3) capital leases, (4) unrealized gains and losses on debt and equity securities and certain

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

other items to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

  Significant accounting policies, after reflecting adjustments for the above, are as follows:

 Basis of consolidation and accounting for investments in affiliated companies
--

  The consolidated financial statements include the accounts of NTT and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

  Investments in 20 to 50 percent-owned companies, in which the ability to exercise significant influence exists, are stated at cost plus equity in undistributed earnings.

  On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

  The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies, if significant in amount, is amortized over five years.

 Discontinuance of regulation accounting principles--

  During the fiscal year ended March 31, 1999, NTT discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71 ("SFAS 71"), "Accounting for the Effects of Certain Types of Regulation" for all of its operations. Under SFAS 71, NTT had accounted for the effects of rate-making process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-- Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of (Yen)462,508 million ($3,822 million), net of income taxes of (Yen)426,931 million ($3,528 million) during the six-month period ended September 30, 1998 and eliminated
(Yen)889,439 million ($7,351 million) of regulatory assets from its balance sheet as of September 30, 1998.

  After assessing the recent revision of the Telecom Business Law, which became effective as of November 1, 1998, and the proposed price-cap system, NTT recognized that it was required under SFAS 101 to change its accounting for regulated operations. NTT's determination that it was no longer eligible for the continued application of SFAS 71 was based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions and other factors are creating open and competitive markets.

  The major components of the eliminated regulatory assets are as follows:

                                      Pretax                   After-tax
                             ------------------------- -------------------------
                             Millions of  Millions of  Millions of  Millions of
                                 yen      U.S. dollars     yen      U.S. dollars
   Deferred compensated
    absences...............  (Yen)105,693    $  873     (Yen)54,960    $  454
   Deferred pension costs..       679,722     5,618         353,456     2,921
   Unamortized purchases of
    the leased assets......       104,024       860          54,092       447
                             ------------    ------    ------------    ------
     Total.................  (Yen)889,439    $7,351    (Yen)462,508    $3,822
                             ============    ======    ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The regulatory assets included in the accompanying consolidated balance sheet as at March 31, 1998 were as follows:

                                                                  Millions of
                                                                      yen
                                                                  ------------
   Regulatory assets due to:
     Deferred compensated absences (*)........................... (Yen)132,538
     Deferred severance lump-sum and pension payments (**).......      603,337
     Unamortized purchases of the leased assets under SFAS 13
      (***)......................................................      110,995
                                                                  ------------
       Total..................................................... (Yen)846,870
                                                                  ============

--------
  (*) Included in "Prepaid expenses and other current assets" in the accompanying balance sheet as at March 31, 1998.
 (**) Included in "Intangible and other assets" in the accompanying balance sheet as at March 31, 1998.
(***) Included in "Accumulated depreciation" in the accompanying balance sheet as at March 31, 1998.

 Estimates--

  The preparation of NTT's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition--

  Revenue from telecommunications services mainly represent telephone service revenues. Telephone service revenues are recorded at the time billings are made to customers based on seconds of traffic processed plus basic fees, on a monthly billing cycle basis. Sales of telecommunications equipment are recognized when products are delivered. Other telecommunications services revenues, including telegraph service, leased circuit service and data communication facility service, are recorded when the services are rendered to customers.

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

 Foreign currency translation--

  All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated comprehensive income.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 Marketable securities--

  Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated comprehensive income, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses which are determined on the average cost method are reflected in income.

 Inventories--

  Inventories consist of telecommunications terminals to be sold, projects in progress and materials and supplies. Telecommunications terminals to be sold are stated at cost, not in excess of market, cost being determined by the "average cost" basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost for contract items. Materials and supplies are valued at cost, not in excess of market, cost being determined on a first-in first-out basis.

 Property, plant and equipment and depreciation--

  Property, plant and equipment is stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. The regulations provide that the cost of funds used during construction for telecommunications equipment does not constitute allowable cost for capitalization and that customers' contributions received by NTT in connection with installation of telecommunications service lines are deducted from the cost of service lines. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

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

 Accounting for the impairment of long-lived assets--

  NTT Group's long-lived assets, including property, plant and equipment, software and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 Derivative financial instruments--

  NTT and certain subsidiaries enter into several derivative financial instruments, such as forward exchange contracts, currency swap agreements, interest rate swap agreements and interest rate option contracts, in order to limit their main exposure to loss in relation to underlying debt instruments or underlying assets resulting from adverse fluctuations in foreign currency exchange rates and interest rates. NTT and its subsidiaries do not use derivative financial instruments for trading purposes. Most of these instruments are integrated as part of debt transactions and are entered into at the beginning date of those transactions, and have the same maturity as the underlying debt. These instruments are executed with creditworthy financial institutions.

  As forward exchange contracts and currency swap agreements are utilized for hedging purposes, such resulting gains or losses are effectively offset against foreign exchange gains or losses on the underlying hedged debts through recognition in the same period.

  NTT and certain subsidiaries entered into interest rate swap agreements which are fully integrated with underlying debt obligations or financial assets and designed to convert floating rate debt into fixed rate debt, or vice versa, and interest rate option agreements are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. As the purpose of entering into the swap transaction is mainly to change the nature of debt, NTT and certain subsidiaries account for the swap agreement like a hedge of the obligation and record interest expense using the revised interest rate.

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

 Distribution of common stock--

  On occasion, NTT may make a free distribution of common stock which is accounted for by a transfer of the applicable par value from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the Board of Directors' Meeting.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Comprehensive income--

  NTT adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" in the six-month period ended September 30, 1998. Comprehensive income is defined in this standard as total change in stockholders' equity excluding capital transactions. NTT's comprehensive income comprises net income plus other comprehensive income representing changes in foreign currency translation adjustments, unrealized gains/losses on securities and minimum pension liability adjustment. NTT has elected to disclose comprehensive income and its components in the statement of shareholders' equity.

 Recent pronouncements--

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, which is effective for financial statements for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained solely to meet NTT's internal needs. NTT is now in the process of assessing the impact that this SOP will have on NTT's results of operations and consolidated financial position.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This standard, which is effective for fiscal years beginning after June 15, 2000, requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationships must be reassessed. At this stage, it is not possible to estimate the impact of the adoption of SFAS 133 on NTT's financial position or results of operations.

 Reclassifications--

  Certain items for prior years' financial statements have been reclassified to conform to the 1999 presentation.

3. U.S. dollar amounts:

  U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)121 = US$1, the approximate current rate at March 31, 1999, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Related party transactions:

  NTT and its subsidiaries have entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

  Transactions with affiliated companies for each of the three years in the period ended March 31, 1999 and the related balances at March 31, 1998 and 1999 were as follows:

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                                 1997         1998         1999         1999
                             ------------ ------------ ------------ ------------
                                        Millions of yen             Millions of
                                                                    U.S. dollars
  Sales..................... (Yen)193,856 (Yen)169,347 (Yen)120,243    $  994
                             ============ ============ ============    ======
  Purchases................. (Yen)365,910 (Yen)423,998 (Yen)461,009    $3,810
                             ============ ============ ============    ======
  Receivables...............               (Yen)45,339  (Yen)54,085    $  447
                                          ============ ============    ======
  Payables..................              (Yen)147,718 (Yen)177,274    $1,465
                                          ============ ============    ======

  Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1997, 1998 and 1999 were (Yen)522 million, (Yen)592 million and (Yen)752 million ($6 million), respectively.

5. Cash and cash equivalents:

  Cash and cash equivalents at March 31, 1998 and 1999 comprised the following:

                                           1998          1999          1999
                                       ------------ -------------- ------------
                                             Millions of yen       Millions of
                                                                   U.S. dollars
  Cash................................ (Yen)573,995   (Yen)517,379   $ 4,276
  Certificates of deposit, commercial
   paper and marketable securities
   purchased under agreements to
   resell.............................       74,539        559,068     4,620
  Time deposits, certificates of
   deposit and other..................      264,702        580,225     4,796
                                       ------------ --------------   -------
                                       (Yen)913,236 (Yen)1,656,672   $13,692
                                       ============ ==============   =======

  Certificates of deposit, commercial paper and securities, including marketable bonds of the Government of Japan, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts which approximate fair value.

6. Inventories:

  Inventories at March 31, 1998 and 1999 comprised the following:

                                           1998         1999         1999
                                       ------------ ------------ ------------
                                            Millions of yen      Millions of
                                                                 U.S. dollars
   Telecommunications terminals to be
    sold.............................. (Yen)109,689 (Yen)106,368    $  879
   Projects in progress...............      100,456       76,686       634
   Materials and supplies.............       13,631       12,789       105
                                       ------------ ------------    ------
                                       (Yen)223,776 (Yen)195,843    $1,618
                                       ============ ============    ======

7. Marketable securities and other investments:

  Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and carrying amounts by major security type at March 31, 1998 and 1999 are as follows:

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
     Equity securities....... (Yen)118,925 (Yen)30,513 (Yen)68,980  (Yen)80,458
   Held-to-maturity:
     Debt securities.........        3,507          18           0        3,525
                              ------------ ----------- ----------- ------------
       Total................. (Yen)122,432 (Yen)30,531 (Yen)68,980  (Yen)83,983
                              ============ =========== =========== ============

                                               March 31, 1999
                              -------------------------------------------------
                                              Gross       Gross
                                Carrying   unrealized  unrealized
                                amounts       gains      losses     Fair value
                              ------------ ----------- ----------- ------------
                                               Millions of yen
   Available-for-sale:
     Equity securities....... (Yen)115,366 (Yen)35,088 (Yen)72,681 (Yen) 77,773
   Held-to-maturity:
     Debt securities.........       49,761         872         265       50,368
                              ------------ ----------- ----------- ------------
       Total................. (Yen)165,127 (Yen)35,960 (Yen)72,946 (Yen)128,141
                              ============ =========== =========== ============

                                               March 31, 1999
                              -------------------------------------------------
                                              Gross       Gross
                                Carrying   unrealized  unrealized
                                amounts       gains      losses     Fair value
                              ------------ ----------- ----------- ------------
                                          Millions of U.S. dollars
   Available-for-sale:
     Equity securities....... $        953 $       290 $       600 $        643
   Held-to-maturity:
     Debt securities.........          411           7           2          416
                              ------------ ----------- ----------- ------------
       Total................. $      1,364 $       297 $       602 $      1,059
                              ============ =========== =========== ============

  During the years ended March 31, 1997, 1998 and 1999, the net unrealized gain or loss on available-for-sale securities included in the separate component of shareholders' equity, net of applicable taxes, decreased by
(Yen)27,607 million, (Yen)15,413 million and (Yen)2,120 million ($17 million), respectively.

  Maturities of debt securities classified as held-to-maturity at March 31, 1999 are as follows:

                                      1999                     1999
                             ----------------------- ---------------------------
                              Carrying      Fair       Carrying        Fair
                               amounts      Value       amounts       Value
                             ----------- ----------- -------------  ------------
                                 Millions of yen     Millions of U.S. dollars
   Due after 1 year through
    5 years................  (Yen)31,777 (Yen)32,414   $        262 $        268
   Due after 5 years
    through 10 years.......       17,984      17,954            149          148
                             ----------- -----------   ------------ ------------
     Total.................  (Yen)49,761 (Yen)50,368   $        411 $        416
                             =========== ===========   ============ ============

  Proceeds from sales of available-for-sale securities for the years ended March 31, 1997, 1998 and 1999 were immaterial.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  In the ordinary course of business, NTT maintains long-term investment securities, included in marketable securities and other investments, issued by a large number of privately held companies. The aggregate carrying amounts of the investments in privately held companies were (Yen)40,945 million and
(Yen)36,220 million ($299 million) at March 31, 1998 and 1999, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

8. Intangible and other assets:

  Intangible and other assets and the related accumulated amortization at March 31, 1998 and 1999 were as follows:

                                       1998            1999           1999
                                  --------------  --------------  ------------
                                         Millions Of Yen          Millions Of
                                                                  U.S. Dollars
     Computer software........... (Yen)1,881,423  (Yen)1,811,746    $14,973
     Rights to use utility
      facilities and other.......        590,309         753,216      6,225
                                  --------------  --------------    -------
                                       2,471,732       2,564,962     21,198
     Accumulated amortization....     (1,272,983)     (1,074,524)    (8,880)
                                  --------------  --------------    -------
                                       1,198,749       1,490,438     12,318
     Deferred periodic pension
      costs (See Note 2).........        603,337             --         --
     Minimum pension liability
      (See Note 10)..............         21,728           8,154         67
     Prepaid pension costs (See
      Note 10)...................         80,689          28,521        236
                                  --------------  --------------    -------
                                  (Yen)1,904,503  (Yen)1,527,113    $12,621
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

9. Short-term borrowings and long-term debt:

  Short-term borrowings at March 31, 1998 and 1999 comprised the following:

                                            1998         1999         1999
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Unsecured short-term bank loans
    bearing interest at a weighted
    average rates of 1.28% and 1.07%
    per annum at March 31, 1998 and
    1999, respectively................. (Yen)341,995 (Yen)232,180    $1,919
   Commercial paper of 1.01% and 0.59%
    per annum at March 31, 1998 and
    1999, respectively.................      115,000        3,000        25
                                        ------------ ------------    ------
                                        (Yen)456,995 (Yen)235,180    $1,944
                                        ============ ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Long-term debt at March 31, 1998 and 1999 comprised the following:

                                          1998           1999          1999
                                     -------------- -------------- ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Debt denominated in Japanese
    yen:
     1.72%--6.8% coupon bonds due
      1999--2010...................  (Yen)1,647,100 (Yen)1,647,700   $13,617
     Unsecured indebtedness to
      banks--
       2.8% (weighted average)
        loans due 1999--2022.......       2,998,440      2,790,101    23,059
       1.2% (weighted average)
        floating rate loans due
        1999--2007.................          58,042        159,800     1,321
                                     -------------- --------------   -------
                                          4,703,582      4,597,601    37,997
                                     -------------- --------------   -------
   Debt denominated in foreign
    currencies:
     6.0%--9.0% U.S. dollar notes
      due 1999--2008...............         479,160        407,193     3,365
     4.0%--6.0% Swiss franc bonds
      and notes due 1999--2006.....          74,566         69,283       573
     10 1/4% Canadian dollar notes
      due 1999--2001...............          56,658         32,564       269
     7 1/8% Deutsche mark bonds due
      2000.........................          28,872         26,752       221
     7 3/8%--10 7/8% Sterling pound
      bonds due 2001--2003.........          78,967         69,419       574
     1.6%--5.4% yen notes due
      1999--2007...................         167,000        164,000     1,355
     Unsecured indebtedness to
      banks--
       10.67% Thai baht loan due
        2000.......................           2,378          2,209        18
       5.4% (weighted average) U.S.
        dollar floating rate loans
        due 1999--2006.............          12,029         39,599       327
                                     -------------- --------------   -------
                                            899,630        811,019     6,702
                                     -------------- --------------   -------
   Total long-term debt principal..       5,603,212      5,408,620    44,699
   Less--Deferred bond discounts...           1,681          1,716        14
                                     -------------- --------------   -------
                                          5,601,531      5,406,904    44,685
   Less--Current maturities........         825,422        848,546     7,013
                                     -------------- --------------   -------
   Total long-term debt............  (Yen)4,776,109 (Yen)4,558,358   $37,672
                                     ============== ==============   =======

  Interest rates and due dates are stated at March 31, 1999.

  At March 31, 1999, buildings and land of certain consolidated subsidiaries, with a book value of (Yen)12,295 million ($102 million), were mortgaged as security for certain loans.

  In addition, loan agreements relating to an aggregate of (Yen)249,630 million ($2,063 million) of short-term and long-term debt from commercial banks of a consolidated subsidiary provide that certain minimum lease payments and installment receivables are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the subsidiary has not received any such requests from the lenders.

  All the holders of the bonds and notes issued by NTT referred to in the above table generally have a preferential right under the NTT Law to be paid prior to other unsecured indebtedness subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The bond and note agreements relating to NTT's long-term debt at March 31, 1999 stipulate, among other things, that certain of the bonds and notes are redeemable at the option of NTT generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

  In February and November 1996, debts totaling (Yen)50,000 million and
(Yen)50,000 million, respectively, were removed from the balance sheet through placing cash in a bank. The principal and interest of the funds deposited in a trust fund with the bank will be sufficient to fund the scheduled principal and interest payments of these debt issues. The balance of these outstanding debts at March 31, 1999 was (Yen)100,000 million ($826 million).

  Under Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," NTT and one of its subsidiaries recognized debts of (Yen)55,000 million ($455 million), which are not considered extinguished, in the balance sheet with the related funds. These funds, which are included in "Intangible and other assets" in the accompanying consolidated financial statements, were subject to withdrawal restrictions.

  The aggregate amounts of annual maturities of long-term debt during each of the five years ending March 31, 2004 and thereafter are as follows:

   Year ending March 31,                                  1999          1999
   ---------------------                             -------------- ------------
                                                      Millions of   Millions of
                                                          yen       U.S. dollars
   2000............................................. (Yen)  848,546 (Yen) 7,013
   2001.............................................        873,503       7,219
   2002.............................................        862,353       7,127
   2003.............................................        690,396       5,706
   2004.............................................        606,234       5,010
   Thereafter.......................................      1,525,872      12,610
                                                     -------------- -----------
                                                     (Yen)5,406,904 (Yen)44,685
                                                     ============== ===========

10.Employees' severance payments:

  Employees whose services with NTT and its subsidiaries are terminated are normally entitled to lump-sum severance payments or pension payments as described below, determined by reference to the current basic rate of pay, length of service and conditions under which the termination occurs. Under normal circumstances, the minimum payment is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement. As a result of the plan amendment made in the fiscal year ended March 31, 1993, which resulted in unrecognized prior service costs at March 31, 1993, employees receive further benefits if they retire between the ages of 45 and 55 with 10 years or more of service with NTT.

  In the fiscal year ended March 31, 1993, NTT and certain subsidiaries established a non-contributory funded pension plan with insurance companies and trust companies. The benefits under the plan cover 28 percent of the indemnities under existing regulations to employees who are more than 50 years old and will be retiring after twenty or more years of service. Retirement benefits are payable, at the option of the employee, in monthly installments or in a lump-sum.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The following tables presents reconciliation of the changes in the plan's benefit obligations and fair value of assets of the NTT Severance Payment Plan at March 31, 1998 and 1999:

                                      1998             1999            1999
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
   Change in benefit
    obligations:
     Benefit obligation,
      beginning of year........  (Yen) 4,052,192  (Yen) 4,011,150    $ 33,150
     Service cost..............          157,153          156,047       1,290
     Interest cost.............          164,229          140,217       1,159
     Benefit payments..........         (222,772)        (217,259)     (1,796)
     Settlements...............         (139,652)         (34,158)       (282)
                                 ---------------  ---------------    --------
     Benefit obligation, end of
      year.....................        4,011,150        4,055,997      33,521
                                 ---------------  ---------------    --------
   Change in fair value of plan
    assets:
     Fair value of plan assets,
      beginning of year........          386,013          488,901       4,041
     Actual return on plan
      assets...................           32,321          (14,929)       (123)
     Employer contributions....           83,863           88,987         735
     Benefits payments.........          (13,296)         (16,221)       (134)
                                 ---------------  ---------------    --------
     Fair value of plan assets,
      end of year..............          488,901          546,738       4,519
                                 ---------------  ---------------    --------
   At March 31:
     Funded status.............       (3,522,249)      (3,509,259)    (29,002)
     Unrecognized net loss.....          140,192          141,822       1,172
     Unrecognized transition
      obligation...............          419,697          350,344       2,895
     Unrecognized prior service
      cost.....................           93,327           83,668         691
                                 ---------------  ---------------    --------
     Net amount recognized.....  (Yen)(2,869,033) (Yen)(2,933,425)   $(24,244)
                                 ===============  ===============    ========

  The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                     1998             1999            1999
                                ---------------  ---------------  ------------
                                        Millions of yen           Millions of
                                                                  U.S. dollars
   At March 31:
     Liability for employees'
      severance payments....... (Yen)(2,890,761) (Yen)(2,977,403)   $(24,607)
     Intangible and other
      assets...................          21,728            8,154          67
     Accumulated other
      comprehensive loss.......             --            35,824         296
                                ---------------  ---------------    --------
     Net amount recognized..... (Yen)(2,869,033) (Yen)(2,933,425)   $(24,244)
                                ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 1999 included the following components:

                                1997          1998          1999          1999
                            ------------  ------------  ------------  ------------
                                       Millions of yen                Millions of
                                                                      U.S. dollars
   Service cost............ (Yen)156,730  (Yen)157,153  (Yen)156,047     $1,290
   Interest cost on
    projected benefit
    obligation.............      171,278       164,229       140,217      1,159
   Expected return on plan
    assets.................      (14,061)      (15,233)      (20,030)      (166)
   Net amortization and
    deferral...............       80,902        81,236        81,466        673
                            ------------  ------------  ------------     ------
   Net periodic severance
    payments under
    SFAS 87................      394,849       387,385       357,700      2,956
   Deduct: Amounts
    attributable to
    regulatory accounting
    practices under SFAS
    71.....................     (148,812)     (107,501)      (52,197)      (431)
                            ------------  ------------  ------------     ------
   Total cost for
    employees' severance
    indemnities as recorded
    in the consolidated
    statement of income.... (Yen)246,037  (Yen)279,884  (Yen)305,503     $2,525
                            ============  ============  ============     ======
   Assumptions in
    determination of net
    pension cost:
     Discount rate.........          4.0%          3.5%          3.5%
     Long-term rate of
      salary increases.....          4.0%          3.5%          3.5%
     Long-term rate of
      return on funded
      assets...............          4.0%          4.0%          4.0%

  As part of the Japanese social insurance scheme restructuring, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to convert the NTT Mutual Aid Plan, which was administered by the Public Corporation Employee Mutual Aid Association Law, into a government--sponsored welfare pension plan under the Japanese Welfare Pension Insurance Law. At the same time, NTT established welfare pension plans or NTT Kosei Nenkin Kikin, a defined benefit pension plan to which both NTT and the employees make contributions and which is regulated by the Japanese Welfare Pension Insurance Law. The NTT Severance Payment Plan was not affected.

  Effective April 1, 1997, a portion of the Japanese government's obligation under the NTT Mutual Aid Plan and related assets of the NTT Mutual Aid Plan were assigned to NTT's welfare pension plans by the Japanese government. The NTT Mutual Aid Plan was considered a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 ("SFAS 87") "Employers' Accounting Pensions" and accordingly, expense was recognized as contributions were owed to such plan. Because the Japanese government accounted for the assets and liabilities under such plan under a method other than that required by SFAS 87, NTT had an actuary value the plan's assets and liabilities pursuant to the provisions of SFAS 87. Pursuant to the provisions of SFAS 87, the fair value of the assets assigned to NTT's welfare pension plans was
(Yen)629 billion and the actuarial present value of benefit obligations (vested benefit, accumulated benefit and projected benefit obligations) as of April 1, 1997 were (Yen)279 billion, (Yen)281 billion and (Yen)495 billion, respectively. Substantially all of the difference between the assets and the actuarial present value of the projected benefit obligations was reflected as a reduction of regulatory assets.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The following tables presents a reconciliation of the changes in NTT's welfare pension plans' benefit obligations and fair value of assets of NTT's welfare pension plans at March 31, 1998 and 1999:

                                           1998          1999          1999
                                       ------------  ------------  ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Change in benefit obligations:
     Benefit obligation, beginning of
      year...........................  (Yen)494,747  (Yen)733,124     $6,059
     Service cost....................       132,444       132,573      1,096
     Interest cost...................        19,788        25,651        212
     Benefit payments................           (71)         (468)        (4)
     Settlements.....................        86,216       (16,415)      (136)
                                       ------------  ------------     ------
     Benefit obligation, end of
      year...........................       733,124       874,465      7,227
                                       ------------  ------------     ------
   Change in fair value of plan as-
    sets:
     Fair value of plan assets,
      beginning of year..............       628,698       764,153      6,315
     Actual return on plan assets....        63,151         1,733         15
     Employer contributions..........        72,375        74,018        612
     Benefits payments...............           (71)         (468)        (4)
                                       ------------  ------------     ------
     Fair value of plan assets, end
      of year........................       764,153       839,436      6,938
                                       ------------  ------------     ------
   At March 31:
     Funded status...................        31,029       (35,029)      (289)
     Unrecognized net gain...........        49,660        63,550        525
                                       ------------  ------------     ------
     Net amount recognized...........  (Yen) 80,689  (Yen) 28,521     $  236
                                       ============  ============     ======

  The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                                 At March 31,
                                            -----------------------
                                               1998        1999         1999
                                            ----------- ----------- ------------
                                                Millions of yen     Millions of
                                                                    U.S. dollars
   Intangible and other assets............. (Yen)80,689 (Yen)28,521     $236
                                            ----------- -----------     ----
   Net amount recognized................... (Yen)80,689 (Yen)28,521     $236
                                            =========== ===========     ====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The charges to income for employees' severance indemnities for each of the two years in the period ended March 31, 1999 included the following components:

                                            1998          1999          1999
                                        ------------  ------------  ------------
                                             Millions of yen        Millions of
                                                                    U.S. dollars
   Service cost.......................  (Yen)132,444  (Yen)132,573     $1,096
   Interest cost on projected benefit
    obligation........................        19,788        25,651        212
   Expected return on plan assets.....       (26,594)      (32,037)      (265)
   Employee contributions.............       (31,362)      (32,071)      (265)
                                        ------------  ------------     ------
   Net periodic severance payments
    under SFAS 87.....................        94,276        94,116        778
   Gain on transferred plan assets in
    excess of projected benefit
    obligation as of April 1, 1997....      (133,951)          --         --
   Deduct: Amounts attributable to
    regulatory accounting practices
    under SFAS 71.....................        77,860       (24,187)      (200)
                                        ------------  ------------     ------
   Total cost for employees' severance
    indemnities as recorded in the
    consolidated statement of income..  (Yen) 38,185  (Yen) 69,929     $  578
                                        ============  ============     ======
   Assumptions in determination of net
    pension cost:
     Discount rate....................           3.5%          3.5%
     Long-term rate of salary
      increases.......................           3.5%          3.5%
     Long-term rate of return on
      funded assets...................           4.0%          4.0%

11. Income taxes:

  NTT and its subsidiaries are subject to a number of different taxes, based on income with an aggregate normal statutory tax rate of approximately 51 percent (1997 and 1998) and 48 percent (1999). Due to a change in Japanese income tax regulations, effective April 1, 1999, the statutory rate was reduced to approximately 41% and such amount has been used in calculating the future expected tax effects of temporary differences. However, there are certain deductions and credits available and a limit on deductions of a certain nature. The effective tax rates of NTT for the years ended March 31, 1997, 1998 and 1999 differ from the normal statutory tax rates for the following reasons:

                                                          Percent of income
                                                         before income taxes
                                                         ----------------------
                                                          1997    1998    1999
                                                         ------  ------  ------
   Normal statutory tax rate............................  51.00%  51.00%  48.00%
   Changes in income tax rate...........................    --     6.49    4.59
   Provision (reversal) of valuation allowance..........    --     4.66   (1.45)
   Other................................................   0.18    1.66    0.04
                                                         ------  ------  ------
   Effective tax rate...................................  51.18%  63.81%  51.18%
                                                         ======  ======  ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Significant components of the deferred tax assets and liabilities at March 31, 1998 and 1999 are as follows:

                                            1998          1999         1999
                                        ------------  ------------ ------------
                                             Millions of yen       Millions of
                                                                   U.S. dollars
   Deferred tax assets:
     Liability for employees'
      severance payments..............  (Yen)569,678  (Yen)786,851    $6,503
     Advance received.................        11,012         8,069        67
     Accrued enterprise tax...........        18,951        42,957       355
     Depreciation.....................        23,268        80,832       668
     Financial assistance to
      subsidiary companies............        95,375           --        --
     Compensated absences.............        38,239        95,557       790
     Unamortized purchases of the
      leased assets...................        12,623        37,976       314
     Other............................        53,010        65,522       541
                                        ------------  ------------    ------
     Total gross deferred tax assets..       822,156     1,117,764     9,238
     Less valuation allowance.........       (30,573)          --        --
                                        ------------  ------------    ------
     Total deferred tax assets........       791,583     1,117,764     9,238
                                        ------------  ------------    ------
   Deferred tax liabilities:
     Valuation for securities.........        17,011        13,098       108
     Special reserve for tax
      purposes........................        41,897        30,903       255
     Gains on sales of subsidiary
      stocks..........................        31,972       358,099     2,960
     Other............................        50,684        61,217       506
                                        ------------  ------------    ------
     Total gross deferred tax
      liabilities.....................       141,564       463,317     3,829
                                        ------------  ------------    ------
     Net deferred tax assets..........  (Yen)650,019  (Yen)654,447    $5,409
                                        ============  ============    ======

  NTT Mobile Communications Network Inc., and its eight regional subsidiaries (together, "NTT DoCoMo", a trademark which stands for "Do Communications over the Mobile Network") and NTT were major shareholders of NTT Personal Group, which operated NTT's PHS business. In May 1998 NTT decided to transfer its PHS business to NTT DoCoMo by the end of fiscal year 1999 and to liquidate NTT Personal Group following the transfer. Through the liquidation, NTT and NTT DoCoMo provided financial assistance to NTT Personal Group in the form of intercompany loans. Although losses relating to the financial assistance had already been recognized on a consolidated basis, they were not tax deductible until the liquidation was completed. Therefore, NTT recognized deferred tax assets related to these losses in the fiscal year ended March 31, 1998. The liquidation of NTT Personal Group was completed in March 1999. Because the tax losses of NTT Personal Group have been realized in the fiscal year ended March 31, 1999, the valuation allowance at March 31, 1998, which mainly related to deferred tax assets on the losses related to financial assistance to subsidiary companies which are not expected to be tax deductible, was reversed. The net changes in the total valuation allowance for the fiscal years ended March 31, 1998 and 1999 were an increase of (Yen)29,094 million and a decrease of (Yen)30,573 million ($253 million), respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Net deferred tax assets at March 31, 1998 and 1999 are included in the consolidated balance sheet as follows:

                                                                   Millions of
                                            Millions of yen        U.S. dollars
                                       --------------------------  ------------
                                           1998          1999          1999
                                       ------------  ------------  ------------
   Prepaid expenses and other current
    assets...........................  (Yen)138,686  (Yen)166,355     $1,375
   Deferred income taxes (investments
    and other assets)................       511,334       502,393      4,152
   Other current liabilities.........           --         (7,684)       (63)
   Other long-term liabilities.......            (1)       (6,617)       (55)
                                       ------------  ------------     ------
                                       (Yen)650,019  (Yen)654,447     $5,409
                                       ============  ============     ======

  Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1999 amounted to approximately (Yen)3,561 million ($29 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates up to five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12. Consumption tax:

  The consumption tax rate, with minor exceptions, for all taxable goods and services is 5 percent. A tax credit for consumption taxes incurred (which are included in the cost of purchased goods and services) is available against consumption taxes attributable to revenue in the same taxable period.

13. Shareholders' equity:

  As noted previously, pursuant to the NTT Law as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese Government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Government of Japan has sold 6,400 thousand shares of NTT's common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Government of Japan.

  According to the NTT Law, NTT must obtain authorization from the Minister of Posts and Telecommunications for certain financial matters including (1) any new issue of shares, convertible debentures or debentures with preemptive rights to acquire new shares; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

  The Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the reserve equals 25 percent of stated capital computed in accordance with generally accepted accounting principles in Japan.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, NTT capitalized the aggregate amount of
(Yen)15,600 million ($129 million) of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for in the manner adopted by companies in the United States of America, (Yen)234,624 million ($1,939 million) would have been transferred from retained earnings to the applicable capital accounts.

  The amount of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan was (Yen)2,888,757 million ($23,874 million) at March 31, 1999.

  In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 1999 includes amounts representing final cash dividends of (Yen)119,339 million ($986 million),
(Yen)7,500 ($62) per share, and the related transfer to the legal reserve of
(Yen)11,934 million ($99 million), which were approved at the shareholders' meeting held on June 29, 1999.

 Accumulated other comprehensive income (loss)--

  An analysis of the changes for the years ended March 31, 1997, 1998 and 1999 in accumulated other comprehensive income (loss) is shown below:

                                1997          1998          1999                1999
                             -----------  ------------  ------------  ------------------------
                                        Millions of yen               Millions of U.S. dollars
   Unrealized gain on
    securities:
     At beginning of year..  (Yen)22,959  (Yen) (4,648) (Yen)(20,061)          $(166)
     Change during the
      year.................      (27,607)      (15,413)       (2,120)            (17)
                             -----------  ------------  ------------           -----
       At end of year......  (Yen)(4,648)      (20,061)      (22,181)          $(183)
                             ===========  ============  ============           =====
   Foreign currency
    translation
    adjustments:
     At beginning of year..  (Yen)   --   (Yen)    --   (Yen)  4,030           $  33
     Change during the
      year.................          --          4,030        (4,291)            (35)
                             -----------  ------------  ------------           -----
       At end of year......  (Yen)   --   (Yen)  4,030  (Yen)   (261)            ($2)
                             ===========  ============  ============           =====
   Minimum pension
    liability adjustments:
     At beginning of year..  (Yen)   --   (Yen)    --     (Yen)----            $ --
     Change during the
      year.................          --            --        (21,136)           (175)
                             -----------  ------------  ------------           -----
       At end of year......  (Yen)   --   (Yen)    --   (Yen)(21,136)          $(175)
                             ===========  ============  ============           =====
   Total accumulated other
    comprehensive income
    (loss):
     At beginning of year..  (Yen)22,959  (Yen) (4,648) (Yen)(16,031)          $(133)
     Change during the
      year.................      (27,607)      (11,383)      (27,547)           (227)
                             -----------  ------------  ------------           -----
       At end of year......  (Yen)(4,648) (Yen)(16,031) (Yen)(43,578)          $(360)
                             ===========  ============  ============           =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 1997, 1998 and 1999 is shown below:

                                         Pre-tax                   Net-of-tax
                                          amount     Tax expense     amount
                                       ------------  -----------  ------------
                                                  Millions of yen
   For the year ended March 31, 1997:
     Unrealized gain on securities...  (Yen)(56,442) (Yen)28,835  (Yen)(27,607)
                                       ------------  -----------  ------------
       Other comprehensive income
        (loss).......................  (Yen)(56,442) (Yen)28,835  (Yen)(27,607)
                                       ============  ===========  ============
   For the year ended March 31, 1998:
     Unrealized gain on securities...  (Yen)(29,090) (Yen)13,677  (Yen)(15,413)
     Foreign currency translation
      adjustments....................         7,750       (3,720)        4,030
                                       ------------  -----------  ------------
       Other comprehensive income
        (loss).......................  (Yen)(21,340) (Yen) 9,957  (Yen)(11,383)
                                       ============  ===========  ============
   For the year ended March 31, 1999:
     Unrealized gain on securities...  (Yen) (5,210) (Yen) 3,090  (Yen) (2,120)
     Foreign currency translation
      adjustments....................        (8,192)       3,901        (4,291)
     Minimum pension liability
      adjustment.....................       (35,824)      14,688       (21,136)
                                       ------------  -----------  ------------
       Other comprehensive income
        (loss).......................  (Yen)(49,226) (Yen)21,679  $    (27,547)
                                       ============  ===========  ============

                                         Pre-tax                   Net-of-tax
                                          amount     Tax expense     amount
                                       ------------  -----------  ------------
                                             Millions of U.S. dollars
   For the year ended March 31, 1999:
     Unrealized gain on securities...  $        (43) $        26  $        (17)
     Foreign currency translation
      adjustments....................           (68)          33           (35)
     Minimum pension liability
      adjustment.....................          (296)         121          (175)
                                       ------------  -----------  ------------
       Other comprehensive income
        (loss).......................  $       (407) $       180  $       (227)
                                       ============  ===========  ============

14. Business segment and geographic area:

  Effective for the fiscal year ended March 31, 1999, NTT adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about NTT Group's reportable operating segments. The operation segments reported below are the segments of NTT for which separate financial information is available and for operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

  NTT Group's results are segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. NTT Group's wireline services segment, provided by NTT, includes telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services. NTT Group's wireless services segment, provided by NTT DoCoMo, includes cellular services, PHS services and other related services. NTT Group's data communication services segment, provided by NTT DATA, includes data communication facility services, System Integration services and other related services. The other services segment includes the management of telecommunications facilities, sale and maintenance of telecommunications equipment, the loan of real estate, sale of telephone cards and certain other services, primarily within the NTT Group itself.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Business segments--

 Sales and operating revenue:

                                 1997            1998            1999           1999
                            --------------  --------------  --------------  ------------
                                          Millions of yen                   Millions of
                                                                            U.S. dollars
   Sales and operating
    revenue:
     Wireline services
      revenue--
       Customers........... (Yen)6,141,658  (Yen)6,046,334  (Yen)5,752,301    $ 47,540
       Intersegment........        229,755         276,010         384,703       3,179
                            --------------  --------------  --------------    --------
       Total...............      6,371,413       6,322,344       6,137,004      50,719
     Wireless services
      revenue--
       Customer............      2,038,311       2,682,658       3,206,829      26,503
       Intersegment........        119,217         257,384         149,317       1,234
                            --------------  --------------  --------------    --------
       Total...............      2,157,528       2,940,042       3,356,146      27,737
     Data communication
      services revenue--
       Customers...........        547,962         609,118         633,909       5,239
       Intersegment........         54,875          60,111          71,556         591
                            --------------  --------------  --------------    --------
       Total...............        602,837         669,229         705,465       5,830
     Other--
       Customers...........         93,851         111,903         136,634       1,129
       Intersegment........        555,502         960,654       1,338,100      11,059
                            --------------  --------------  --------------    --------
       Total...............        649,353       1,072,557       1,474,734      12,188
     Elimination...........       (959,349)     (1,554,159)     (1,943,676)    (16,063)
                            --------------  --------------  --------------    --------
     Consolidated total.... (Yen)8,821,782  (Yen)9,450,013  (Yen)9,729,673    $ 80,411
                            ==============  ==============  ==============    ========

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Segment profit or loss:

                                1997          1998           1999           1999
                            ------------  ------------  --------------  ------------
                                        Millions of yen                 Millions of
                                                                        U.S. dollars
   Operating income:
     Wireline services
      revenue.............. (Yen)562,742  (Yen)467,228  (Yen)   83,283    $   688
     Wireless services
      revenue..............      106,873       327,154         467,521      3,864
     Data communication
      services revenue.....       41,436        43,217          29,626        245
     Other.................       34,131         2,584          52,535        434
                            ------------  ------------  --------------    -------
     Total.................      745,182       840,183         632,965      5,231
     Elimination...........       24,293        31,862          78,470        649
                            ------------  ------------  --------------    -------
   Consolidated operating
    income.................      769,475       872,045         711,435      5,880
   Other income............       82,871        66,511       1,716,115     14,183
   Other expenses..........      342,573       283,024         313,589      2,592
                            ------------  ------------  --------------    -------
   Consolidated income
    before income taxes.... (Yen)509,773  (Yen)655,532  (Yen)2,113,961    $17,471
                            ============  ============  ==============    =======
   Equity in earnings
    (losses) in other
    income:
     Wireline services
      revenue.............. (Yen)  9,731  (Yen)  6,076  (Yen)    3,427    $    28
     Wireless services
      revenue..............        4,486         2,057           7,834         65
     Data communication
      services revenue.....          171         1,353           1,156         10
     Other.................          (59)           (7)         (3,374)       (28)
                            ------------  ------------  --------------    -------
   Consolidated total...... (Yen) 14,329  (Yen)  9,479  (Yen)    9,043    $    75
                            ============  ============  ==============    =======

 Assets:

                                 1997             1998             1999            1999
                            ---------------  ---------------  ---------------  ------------
                                            Millions of yen                    Millions of
                                                                               U.S. dollars
   Total Assets:
     Wireline services
      revenue.............. (Yen)13,026,768  (Yen)12,774,420  (Yen)12,489,103    $103,216
     Wireless services
      revenue..............       2,281,953        2,845,854        4,124,605      34,087
     Data communication
      services revenue.....         903,609          964,329        1,038,138       8,580
     Other.................         786,577        1,512,152        2,290,675      18,931
                            ---------------  ---------------  ---------------    --------
     Total.................      16,998,907       18,096,755       19,942,521     164,814
     Elimination...........        (523,813)        (744,224)      (1,369,273)    (11,316)
                            ---------------  ---------------  ---------------    --------
   Consolidated total...... (Yen)16,475,094  (Yen)17,352,531  (Yen)18,573,248    $153,498
                            ===============  ===============  ===============    ========

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Other significant items:

                                  1997           1998           1999          1999
                             -------------- -------------- -------------- ------------
                                           Millions of yen                Millions of
                                                                          U.S. dollars
   Depreciation and
    amortization:
     Wireline services
      revenue..............  (Yen)1,625,641 (Yen)1,593,176 (Yen)1,620,457   $13,392
     Wireless services
      revenue..............         292,926        422,419        492,402     4,069
     Data communication
      services revenue.....         140,173        148,398        147,553     1,220
     Other.................          34,574        117,850        179,545     1,484
                             -------------- -------------- --------------   -------
   Consolidated total......  (Yen)2,093,314 (Yen)2,281,843 (Yen)2,439,957   $20,165
                             ============== ============== ==============   =======
   Capital expenditures for
    segment assets:
     Wireline services
      revenue..............  (Yen)1,991,196 (Yen)1,886,969 (Yen)1,727,901   $14,280
     Wireless services
      revenue..............         808,810        791,845        870,417     7,194
     Data communication
      services revenue.....         190,164        161,705        236,098     1,951
     Other.................          87,478        121,807        253,443     2,095
                             -------------- -------------- --------------   -------
   Consolidated total......  (Yen)3,077,648 (Yen)2,962,326 (Yen)3,087,859   $25,520
                             ============== ============== ==============   =======

  The capital expenditures in the above table represent the additions to fixed assets of each segment.

  Transfers between reportable business are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

  There has been no sales and operating revenue from transactions with a single external customer amounting to 10 percent or more of NTT's revenues for the years ended March 31, 1997, 1998 and 1999.

15. Leases:

  NTT and its subsidiaries lease certain office space, employees' residential facilities and other assets. Leases qualifying as capital leases at March 31, 1998 and 1999 were as follows:

   Class of property                        1998          1999          1999
   -----------------                    ------------  ------------  ------------
                                             Millions of yen        Millions of
                                                                    U.S. dollars
   Buildings........................... (Yen)393,233  (Yen)381,663    $ 3,154
   Machinery, vessels and tools........      305,545       287,824      2,379
   Accumulated depreciation............     (197,526)     (308,581)    (2,550)
                                        ------------  ------------    -------
                                        (Yen)501,252  (Yen)360,906    $ 2,983
                                        ============  ============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 1999 are as follows:

                                                       Millions of  Millions of
   Year ending March 31                                    yen      U.S. dollars
   --------------------                                ------------ ------------
   2000...............................................  (Yen)41,241    $  341
   2001...............................................       40,175       332
   2002...............................................       32,927       272
   2003...............................................       29,937       248
   2004...............................................       29,564       244
   Later years........................................    1,121,401     9,268
                                                       ------------    ------
   Total minimum lease payments.......................    1,295,245    10,705
   Less--Amount representing interest.................      904,091     7,472
                                                       ------------    ------
   Present value of net minimum lease payments........      391,154     3,233
   Less--Current obligation...........................       13,071       108
                                                       ------------    ------
   Long-term capital lease obligations................ (Yen)378,083    $3,125
                                                       ============    ======

  Rental expenses under operating leases for land, buildings and equipment under cancellable leases, which are generally renewed upon expiration, for the years ended March 31, 1997, 1998 and 1999 were (Yen)178,519 million,
(Yen)153,055 million and (Yen)146,443 million ($1,210 million), respectively.

  Certain consolidated subsidiaries undertake direct financing lease operations. Direct financing leases consist of full-payout leases relating to various equipment, including office equipment, medical equipment, transport equipment and other equipment. The excess of aggregate leases rentals plus the estimated residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Amortization of unearned lease income is computed using the interest method.

  Finance lease receivables at March 31, 1999 comprise the following:

                                                      Millions of   Millions of
                                                          yen       U.S. dollars
                                                      ------------  ------------
   Investment in financing leases:
     Total minimum lease payments receivable......... (Yen)394,687     $3,262
     Unearned income.................................      (44,301)      (366)
     Estimated residual values.......................          507          4
                                                      ------------     ------
                                                           350,893      2,900
   Less--Allowance for doubtful accounts.............        3,416         28
                                                      ------------     ------
                                                           347,477      2,872
   Less--Current portion.............................      136,270      1,126
                                                      ------------     ------
                                                      (Yen)211,207     $1,746
                                                      ============     ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  At March 31, 1999, the contractual maturities of minimum lease payments of the investment in financing leases are as follows:

                                                       Millions of  Millions of
   Year ending March 31                                    yen      U.S. dollars
   --------------------                                ------------ ------------
   2000............................................... (Yen)167,850    $1,387
   2001...............................................      111,141       918
   2002...............................................       64,175       530
   2003...............................................       30,924       256
   2004...............................................       12,057       100
   Thereafter.........................................        8,540        71
                                                       ------------    ------
                                                       (Yen)394,687    $3,262
                                                       ============    ======

  Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

16. Research and development expenses and advertising costs:

 Research and development expenses--

  Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 1997, 1998 and 1999 were (Yen)328,529 million, (Yen)288,931 million and (Yen)381,776 million ($3,155 million), respectively.

 Advertising costs--

  Advertising costs are expensed as incurred. Advertising costs included in other operating expenses were (Yen)75,244 million, (Yen)83,452 million and
(Yen)89,956 million ($743 million) for the years ended March 31, 1997, 1998 and 1999, respectively.

17. Gains on sales of subsidiary stock:

  On May 12, 1998, NTT Data Corporation ("NTT DATA"), a consolidated subsidiary, issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($45,190) per share, which was in excess of NTT's average per share carrying value. The issuance of these shares at an aggregate issuance price of (Yen)150,370 million ($1,243 million) is regarded as a sale of a part of NTT's interest in NTT DATA. As a result of the issuance, NTT's shareholding in NTT DATA declined from 60 percent to 54 percent.

  On October 22, 1998, NTT Mobile Communications Network Inc. ("NTT Central DoCoMo") completed its initial public offering and its stock on the First Section of the Tokyo Stock Exchange at a price of (Yen)3,900 thousand ($32,231) per share. NTT sold 218,000 shares of NTT Central DoCoMo's common stock, without par value, for total proceeds of (Yen)826,140 million ($6,828 million), net of related expenses. In addition, NTT Central DoCoMo issued 327,000 new shares of stock for total proceeds of (Yen)1,236,500 million ($10,219 million), net of related expenses. As a result of the offering, NTT's stake in NTT Central DoCoMo has been reduced from 94.68 percent to 67.13 percent.

  The resulting pretax gains on these issuances and sales of subsidiary stock amounting to approximately (Yen)1,634,314 million ($13,507 million) are recognized in the consolidated statement of income for the year ended March 31, 1999 together with applicable deferred taxes thereon. In the consolidated statement of cash flows for

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

the year ended March 31, 1999, the gains on sales of subsidiary stock are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)2,213,010 million ($18,289 million) are included in the cash flows from investing activities.

18. Foreign exchange gain and loss:

  Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 1997, 1998 and 1999 were losses of (Yen)2,120 million, (Yen)799 million and gain of (Yen)1,368 million ($11 million), respectively.

19. Financial instruments:

  The carrying amounts and the estimated fair values of financial instruments excluding debt and equity securities at March 31, 1998 and 1999 are as follows:

                                     1998                    1999                  1999
                             ----------------------  ----------------------  -----------------
                              Carrying                Carrying               Carrying   Fair
                              amounts    Fair value   amounts    Fair value  amounts    value
                             ----------  ----------  ----------  ----------  --------  -------
                                           Millions of yen                     Millions of
                                                                               U.S. dollars
   Long-term debt including
    current portion........  (5,601,531) (5,756,528) (5,406,904) (5,523,304) (44,685)  (45,647)
   Forward exchange
    contracts..............     (52,473)     41,302     (10,492)      1,255      (87)       10
   Interest rate and
    currency swap
    agreements.............     (10,690)      9,425       6,654      (6,344)      55       (52)
   Option contracts
    purchased..............         --          --          155           0        1         0
   Option contracts
    written................         --          --         (267)       (267)      (2)       (2)

Cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll--

  The carrying amounts approximate fair value because of the short maturities of such instruments.

 Long-term debt including current portion--

  The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using NTT's current incremental rates of borrowings for similar liabilities.

 Derivative financial instruments--

  The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts are estimated based on the amounts NTT and certain subsidiaries would receive or pay to terminate the contracts at March 31, 1998 and 1999 with discounted amounts of net future cash flows.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The table below shows the notional principal amounts of those derivative financial instruments at March 31, 1998 and 1999:

                                            1998         1999         1999
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Forward exchange contracts.......... (Yen)499,056 (Yen)396,679    $3,278
   Interest rate and currency swap
    agreements.........................      553,270      850,074     7,025
   Option contracts purchased..........          --        30,000       248
   Option contracts written............          --        21,600       179

 Concentrations of credit risk--

  NTT and certain subsidiaries do not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations at March 31, 1999.

20. Commitments and contingent liabilities:

  Commitments outstanding at March 31, 1999 for the purchase of property, plant and equipment and other assets approximated (Yen)578,054 million ($4,777 million).

  Contingent liabilities at March 31, 1999 for loans guaranteed amounted to
(Yen)46,814 million ($387 million).

  At March 31, 1999, NTT and its subsidiaries had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

21. Subsequent events:

  Subsequent to March 31, 1999, NTT issued (Yen)120,000 million ($992 million) coupon yen-denominated bonds and (Yen)95,363 million ($788 million) Euro-denominated Eurobonds.

  In accordance with the Commercial Law of Japan, the Board of Directors has obtained the approval of shareholders to acquire and retire stock of NTT during the period beginning from June 29, 1999 and continuing to the conclusion of the next Ordinary General Meeting of Shareholders at a cost not to exceed (Yen)120,000 million ($992 million) with funds derived from retained profits of NTT. On July 13, 1999, NTT repurchased 48,898 shares through transaction executed on the Tokyo Stock Exchange at the price of
(Yen)1,500,000 per share. As a result of the repurchase, the number of outstanding shares was reduced to 15,863,102 and retained earnings was reduced by (Yen)73,347 million ($606 million).

  NTT DoCoMo announced the revision of its fixed monthly charges for cellular telephone services and the introduction of a new charge plan (O-Hanashi Plus
Big) which was effective on June 1, 1999 and will be effective on July 1, 1999, respectively.

  Also, NTT DoCoMo announced the introduction of a new fee-based volume discount (Ichinen Waribiki) which will be effective on July 1, 1999.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Year Ended March 31

                                          Additions
                             Balance at  charged to
                            beginning of  costs and   Deductions    Balance at
                               period     expenses     (Note 1)    end of period
                            ------------ ----------- ------------  -------------
                                              Millions of yen
Year ended March 31, 1997:
  Allowance for doubtful
   accounts...............  (Yen)22,540  (Yen)25,091 ((Yen)21,268)  (Yen)26,363
                            ===========  =========== ============   ===========
Year ended March 31, 1998:
  Allowance for doubtful
   accounts...............  (Yen)26,363  (Yen)27,888 ((Yen)18,435)  (Yen)35,816
                            ===========  =========== ============   ===========
Year ended March 31, 1999:
  Allowance for doubtful
   accounts...............  (Yen)35,816  (Yen)24,838 ((Yen)20,367)  (Yen)40,287
                            ===========  =========== ============   ===========
--------
Note: 1. Amounts written off.

                             Balance at
                            beginning of                            Balance at
                               period     Additions   Deductions   end of period
                            ------------ ----------- ------------  -------------
Year ended March 31, 1997:
  Valuation allowance--
   Deferred tax assets....  (Yen) 3,341  (Yen)   --  ((Yen) 1,862)  (Yen) 1,479
                            ===========  =========== ============   ===========
Year ended March 31, 1998:
  Valuation allowance--
   Deferred tax assets....  (Yen) 1,479  (Yen)30,573 ((Yen) 1,479)  (Yen)30,573
                            ===========  =========== ============   ===========
Year ended March 31, 1999:
  Valuation allowance--
   Deferred tax assets....  (Yen)30,573  (Yen)   --  ((Yen)30,573)  (Yen)   --
                            ===========  =========== ============   ===========