Form 20-F
period 2001-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2001-09-19
CIK 769594

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

                                      or

    [X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2001

                                      or

    [_]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                         Commission file number 1-8910

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

         Title of each class                 Name of each exchange on which
  Common stock, par value (Yen)50,000                  registered
         per share ("Shares")                   New York Stock Exchange*
 American Depositary Shares ("ADSs")             New York Stock Exchange
 each of which represents 1/200 of a
                Share
--------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

 Common stock, par value (Yen)50,000                16,134,590 shares

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

                           Item 17 [_]  Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

ITEM  1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............    4

ITEM  2--OFFER STATISTICS AND EXPECTED TIMETABLE..........................    4

ITEM  3--KEY INFORMATION..................................................    4

ITEM  4--INFORMATION ON THE COMPANY.......................................   14

ITEM  5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................   48

ITEM  6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................   66

ITEM  7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................   69

ITEM  8--FINANCIAL INFORMATION............................................   71

ITEM  9--THE OFFER AND LISTING............................................   72

ITEM 10--ADDITIONAL INFORMATION...........................................   74

ITEM 11--QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......   79

ITEM 12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........   81

                                    PART II

ITEM 13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................   81

ITEM 14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
        OF PROCEEDS.......................................................   81

ITEM 15--(RESERVED).......................................................   81

ITEM 16--(RESERVED).......................................................   81

                                    PART III

ITEM 17--FINANCIAL STATEMENTS.............................................   81

ITEM 18--FINANCIAL STATEMENTS.............................................   81

ITEM 19--EXHIBITS.........................................................   82

    SIGNATURES............................................................   83

  In this annual report, except as otherwise specified, "NTT" refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the "registrant"), "NTT Group" refers to NTT and its subsidiaries and any of their respective predecessors in business, the "predecessor corporation" refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. "NTT East," "NTT West" and "NTT Communications" refers to NTT's three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, "NTT DoCoMo" refers to NTT DoCoMo, Inc., "NTT DoCoMo Group" refers to NTT DoCoMo and its eight regional subsidiaries and "NTT DATA" refers to NTT DATA CORPORATION. The Government of Japan is sometimes referred to herein as the "Government."

  References to fiscal years are to 12-month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

  In this annual report, except otherwise specified, the financial information is presented according to generally accepted accounting principles in the United States, referred to as "U.S. GAAP."

                                     PART I

ITEM 1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not applicable.

ITEM 2--OFFER STATISTICS AND EXPECTED TIMETABLE

  Not applicable.

ITEM 3--KEY INFORMATION

Selected Financial Data

  The following data for each of the fiscal 1997 through fiscal 2001 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2000 and 2001, the related consolidated statements of income, shareholders' equity and cash flows for the three years ended March 31, 2001 and the notes thereto appear elsewhere in this annual report.

                           STATEMENT OF EARNINGS DATA

                   Nippon Telegraph and Telephone Corporation
                              and Its Subsidiaries
                              Years Ended March 31

                               1997            1998            1999            2000             2001             2001
                          --------------  --------------  --------------  ---------------  ---------------  --------------
                                                       (millions of yen)                                     (millions of
                                                                                                            U.S. dollars)
Operating revenues......  (Yen)8,821,782  (Yen)9,450,013  (Yen)9,729,673  (Yen)10,383,339  (Yen)11,328,098     $92,098
Operating expenses......       8,052,307       8,577,968       9,018,238        9,559,549       10,493,292      85,311
                          --------------  --------------  --------------  ---------------  ---------------     -------
Operating income........         769,475         872,045         711,435          823,790          834,806       6,787
Other, net (mainly
 representing interest
 and amortization of
 bond discounts and
 other charges for debt
 expenses)..............         259,702         216,513      (1,402,526)         134,818         (470,351)     (3,824)
                          --------------  --------------  --------------  ---------------  ---------------     -------
Income before income
 taxes and minority
 interest...............         509,773         655,532       2,113,961          688,972        1,305,157      10,611
Income taxes............         260,927         418,276       1,081,917          284,842          592,206       4,815
Minority interest.......         (11,718)        (32,275)        (24,148)        (115,210)        (161,324)     (1,312)
Extraordinary loss......             --              --         (462,508)             --               --          --
Equity in earnings
 (losses) of affiliated
 companies..............          14,329           9,479           9,043           10,090          (17,808)       (144)
                          --------------  --------------  --------------  ---------------  ---------------     -------
  Net income............  (Yen)  251,457  (Yen)  214,460  (Yen)  554,431  (Yen)   299,010  (Yen)   533,819     $ 4,340
                          ==============  ==============  ==============  ===============  ===============     =======

                               1997            1998            1999            2000             2001             2001
                          --------------  --------------  --------------  ---------------  ---------------  --------------
                                                             (yen)                                          (U.S. dollars)
Per Share of common
 stock:(/1/)
Extraordinary loss......             --              --   (Yen)  (29,067)             --               --          --
Net income..............  (Yen)   15,803  (Yen)   13,478  (Yen)   34,844  (Yen)    18,837  (Yen)    33,466     $   272
Cash dividends,
 applicable to earnings
 of the year............           5,000           5,000           5,000           10,000            5,000          41
Operating income Per
 Share..................  (Yen)   48,358  (Yen)   54,804  (Yen)   44,711  (Yen)    51,896  (Yen)    52,335     $   425
Diluted income Per
 Share..................             --              --              --               --               --          --

                                                             Shares
                                                             ------
Average number of Shares
 outstanding (adjusted
 to reflect changes in
 capital)...............      15,911,950      15,911,936      15,911,959       15,873,762       15,951,286

--------
(1) The financial data for per share of common stock is appropriately adjusted for any stock split of common stock.

                              BALANCE SHEET DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                              1997            1998            1999            2000            2001           2001
                         --------------- --------------- --------------- --------------- --------------- -------------
                                                        (millions of yen)                                (millions of
                                                                                                         U.S. dollars)
Property, plants and
 equipment (net)........ (Yen)11,655,768 (Yen)12,005,362 (Yen)12,161,818 (Yen)11,863,596 (Yen)11,792,368   $ 95,873
Total assets............      16,475,094      17,352,531      18,573,248      19,101,289      21,759,411    176,906
Long-term liabilities...       7,956,248       8,306,737       8,125,479       8,318,577       8,665,418     70,451
Capital Stock...........       3,326,076       3,326,076       3,326,076       3,326,076       3,607,686     29,331
Net assets.............. (Yen) 5,340,412 (Yen) 5,463,928 (Yen) 5,910,770 (Yen) 6,014,624 (Yen) 6,756,163   $ 54,928

Dividends

  NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT's founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the general meeting of shareholders required to be held in June of each year and by the Minister of Public Management, Home Affairs, Posts and Telecommunications ("PHPT") (formerly the Minister of Posts and Telecommunications ("MPT")). Immediately following approval thereof at the meeting and approval of the Minister of PHPT, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister of PHPT.

  The following table lists the respective shareholder and board of director (interim dividend) approval dates, payment dates and amount of dividends (expressed in Japanese yen and the U.S. dollar equivalent based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for custom purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the date of payment) paid by NTT applicable to each of the six-month periods indicated.

     Record Date/
   Six months ended      Approval Date     Payment Date     Dividend per Share
   ----------------    ----------------- ----------------- --------------------
                                                             (yen)    (dollars)
September 30, 1996.... November 22, 1996 December 13, 1996 (Yen)2,500  $21.98
March 31, 1997........ June 27, 1997     June 30, 1997     (Yen)2,500  $21.78
September 30, 1997.... November 21, 1997 December 12, 1997 (Yen)2,500  $20.50
March 31, 1998........ June 26, 1998     June 29, 1998     (Yen)2,500  $19.24
September 30, 1998.... November 20, 1998 December 11, 1998 (Yen)2,500  $21.41
March 31, 1999........ June 29, 1999     June 30, 1999     (Yen)7,500  $52.26
September 30, 1999.... November 24, 1999 December 13, 1999 (Yen)2,500  $23.96
March 31, 2000........ June 29, 2000     June 30, 2000     (Yen)2,500  $23.14
September 30, 2000.... November 20, 2000 December 12, 2000 (Yen)2,500  $22.18
March 31, 2001........ June 28, 2001     June 29, 2001     (Yen)2,500  $20.02

  See Note 15 of the Notes to the Consolidated Financial Statements.

  NTT paid an annual dividend of (Yen)7,500 per share in respect of fiscal 1999. This dividend consisted of a special dividend of (Yen)5,000 per share and an ordinary dividend of (Yen)2,500 per share paid to shareholders of record on March 31, 1999 following the approval of shareholders and the approval of MPT. The special dividend was announced in October 1998 in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo.

  The payment, as well as the amount, of dividends in the future will be subject to the level of NTT's earnings, NTT's financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the Minister of PHPT.

  Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which American Depositary Receipts ("ADRs") are issued by Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute the amount thus received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See "Item 10--Additional Information--Exchange Controls and Other Limitations Affecting Security Holders."

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split for distribution to shareholders of record as of September 30, 1995, thereby distributing the benefits of the sale of NTT DATA stock to the shareholders of NTT. In the United States, the distribution was considered by the New York Stock Exchange as a stock dividend effected in the form of a stock split. See Note 15 of the Notes to the Consolidated Financial Statements.

  For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see "Item 10--Additional Information--Taxation."

Exchange Rate Information

  In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for convenience of the reader the translations of yen into dollars have been made at the rate of 123 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2001, the date of the most recent balance sheet included herein.

  On September 10, 2001, the Noon Buying Rate was U.S.$1 = (Yen)121.08.

  The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars, based on the Noon Buying Rates.

Years Ended March 31           High(/1/) Low(/1/) Average(/2/) Period-end(/3/)
--------------------           --------- -------- ------------ ---------------
                                              (yen per dollar)
1997..........................  124.54    104.49     113.20        123.72
1998..........................  133.99    111.42     123.57        133.29
1999..........................  147.14    108.83     127.86        118.43
2000..........................  124.45    101.53     110.02        102.73
2001..........................  125.54    104.19     111.64        125.54

Months of 2001                 High(/4/) Low(/4/) Average(/5/) Period-end(/6/)
--------------                 --------- -------- ------------ ---------------
February......................  117.62    114.88     116.23        117.28
March.........................  125.54    117.33     121.50        125.54
April.........................  126.75    121.68     123.77        123.57
May...........................  123.67    118.88     121.76        118.88
June..........................  124.73    119.13     122.35        124.73
July..........................  125.85    122.85     124.49        125.00
August........................  124.87    118.75     121.36        118.75
September (through September
 10)..........................  121.08    119.40     120.45        121.08

--------
(1) The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2) The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3) The Noon Buying Rates on the last date of each relevant year.
(4) The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5) The average of the Noon Buying Rates of each day in the relevant month.
(6) The Noon Buying Rates on the last day of each relevant month.

Risk Factors

  In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group's business operations. This annual report also contains forward-looking information that involves risks and uncertainties. NTT Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

  Despite the deregulation of the Japanese telecommunications industry, NTT Group continues to operate in a highly regulated market, especially in the regional telecommunications services area, and regulatory decisions and changes in the telecommunications market could adversely affect the business of NTT Group.

  The Japanese telecommunications industry has been deregulated in many areas, including the reorganization of NTT, elimination of foreign ownership restrictions (except in the case of NTT), tariff deregulation and the implementation of a Long-run Incremental Cost Methodology (as defined below) for interconnection charges and other telecommunications reform laws aimed at promoting competition. See "Item 4--Information on the Company--Regulation-- Interconnection." As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

  In May 2001, the Ministry of PHPT (formerly the Ministry of Posts and Telecommunications) notified its expectation for NTT to formulate and publicly disclose a voluntary action plan, implementing recommendations made in the "Three-Year Program for Promoting Regulatory Reform" launched on March 30, 2001 by the Japanese Cabinet and the "e-Japan priority policy program" adopted on March 29, 2001 by the IT Strategy

Headquarters of the Government. Both programs stated that the Government of Japan expects that NTT will establish a voluntary action plan for promoting competition, including:

  .  further rationalization of NTT East's and NTT West's operation,

  .  further opening of NTT Group's regional network, and

  . promotion of competition within the NTT Group by decreasing NTT's ownership percentage in NTT DoCoMo and NTT Communications.

NTT has not completed or announced any plans in response to the Government's foregoing expectations at the present time.

  Regarding NTT's interconnection charges, in 2000, the Government of Japan and the U.S. Government, as a part of continued discussions, reached certain agreements on the reduction of the access charges of NTT East and NTT West including an agreement on a 22.5% reduction in interconnection rates over three years and an agreement on the introduction of Long-run Incremental Cost Methodology based rates. The Governments also agreed that no later than October 2002 they will exchange views as to whether or not further interconnection rate cuts based on a new formula for computing rates should be implemented. There is a possibility that, as a result of U.S.-Japan negotiations planned for 2002, NTT East and NTT West may be required to make further reductions in their rates, which could negatively impact their financial positions and results of operations.

  Additionally, the Three-Year Program for Promoting Regulatory Reform raised the possibility of a revision of the radio frequency spectrum allocation system. It is not clear whether a spectrum auction system will be introduced for any future allocations.

  The Government owns enough shares of NTT to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

  The Government currently owns 46% of NTT's outstanding shares. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings. In the past, the Government has not used this power to direct the management of NTT.

  Increased competition may reduce NTT Group's market share and revenues.

  The telecommunications industry in Japan has become increasingly competitive. NTT Group faces competition in virtually all aspects of its business, including in the wireline regional, long distance, international markets and wireless markets. See "Item 4--Information on the Company-- Competition."

  In May 2001, Japan Telecom Co. ("JT") and KDDI Corporation ("KDDI") and other carriers entered the intra-city telephone services market. NTT Group also faces significant competition in the long distance market from JT and KDDI. Competition has developed between domestic and international operators as each has entered the other's market through mergers and alliances. Cable television ("CATV") providers also provide telephony services and foreign operators have also stepped up their activities in the Japanese market.

  With the introduction of presubscription, or "MYLINE" services, in May 2001, established telecommunications businesses, including NTT Group, began lowering rates as competition became more intense. As of August 2001, NTT Group's rates for subscriber telephone and Integrated Services Digital Network ("ISDN") services were roughly the same as the rates of NTT Group's primary competitors, KDDI and JT. Further price competition would negatively impact the revenues of NTT Group.

  Recently, intense competition has started in the fixed-price Internet access market. While the Internet access market is expected to grow, NTT Group now faces competition from Yahoo Japan Corp. in Asymmetric Digital Subscriber Line ("ADSL") services and from companies such as Usen Broadnetworks Corp. in optical access services. Although NTT Group will make demand-oriented investments, insufficient demand for these services could result in a more limited than expected increase in revenue with the result that investments made in building the fiber optic network may not be recovered.

  In addition to NTT DoCoMo Group, there are two main domestic groups of cellular telecommunications operators: the KDDI group and the J-Phone group, and two main domestic groups of Personal Handy-phone System ("PHS") operators: the DDI Pocket group and the ASTEL group. As of the end of March 2001, NTT DoCoMo Group had a 59.1% share of Japan's cellular phone market. However, the NTT DoCoMo Group share may decline because of low rates and new services offered by competitors.

  While NTT believes that NTT Group has certain competitive advantages over its competitors, including NTT Group's current market leadership position and research and development capability, no assurance can be given that NTT Group will be able to continue to protect its current market position. Additionally, the recent consolidation of the telecommunications industry may further intensify competition. Intense competition in the wireline and wireless market has led to rapid, substantial and sustained decreases in charges for telecommunications services. In the future, NTT Group may also experience further competition from foreign operators that enter the Japanese market. These factors may have a material adverse effect on NTT Group's future growth and profitability, and there can be no assurance that the level of existing and future competition will not adversely affect NTT Group's financial position and results of operations.

  NTT Group's international telecommunications and Internet-related investments may not produce the returns or provide the opportunities NTT Group expects.

  NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio Inc. ("Verio"), KPN Mobile N.V. ("KPN Mobile"), Hutchison 3G UK Holdings Limited ("Hutchison 3G UK"), AT&T Wireless Services, Inc. ("AT&T Wireless") and KG Telecommunications Co., Ltd. ("KG Telecom").

  Recently, telecommunications and internet related companies, including companies in which NTT Group has invested, have experienced a variety of problems including increased competition, collapse of the dot-com bubble economy, increasing debt burdens and significant volatility in share prices. For example, Verio reported that its net loss increased by U.S.$595 million to U.S.$777 million in fiscal 2000 resulting partly from an increased amortization of the goodwill. Koninklijke KPN N.V. ("KPN"), the parent of KPN Mobile, a company in which NTT DoCoMo has invested, reported that its mobile communications segment had a loss before interest and taxes of 397 million euros in the first half year ended June 30, 2001 compared to a loss before interest and taxes of 212 million euros in the first half year ended June 30, 2000. This increased loss resulted mainly from an increase in depreciation and amortization charges related to the acquisition of E-Plus, the third largest mobile network operator in Germany.

  Verio reported that revenues after the first quarter ended March 31, 2001 have been less than the original budget due to above-mentioned significant changes in the market conditions and environments. Verio is revising its business plan, including a change of sales strategy and a reduction of operating costs, and will implement this revised plan. The general direction of the revision was announced by Verio on September 18, 2001. As for the goodwill, NTT is studying the necessity of measuring such fair value relating the Verio acquisition upon the early adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Although Verio, a 100% subsidiary of NTT Communications, and NTT Communications plan to operate in close cooperation to leverage their synergy in conducting a global business, NTT Communications may not realize the anticipated benefits of this investment, including such synergy effects.

  NTT DoCoMo's strategy of acquiring only minority equity stakes will also give NTT DoCoMo substantially less influence over NTT DoCoMo's partner overseas carriers than if NTT DoCoMo established or acquired subsidiaries in those markets. Further, if another company acquires control of management in one of NTT

DoCoMo's strategic partners or if NTT DoCoMo decides to dissolve, exit or reduce its interest in a strategic alliance, NTT DoCoMo may not realize the anticipated benefits of its investment in and strategic alliance with such partner.

  There can be no assurance that NTT Group will be able to maintain or enhance the value or performance of overseas operators in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future. There can be also no assurance that NTT Group will achieve the returns or benefits expected from these international joint ventures, alliances or collaborations, or that any of the companies in which NTT Group has invested will achieve the growth that was expected because of the uncertainty of market conditions and environments.

  It may be necessary for NTT to write-down the values of NTT Group investments in case of a significant change in the market conditions and economic environment. See "Item 5--Operating and Financial Review and Prospects--Investments."

  Internet-related revenue may not increase as anticipated, and revenue from mobile services may show slower growth.

  As for NTT Group's fixed-line business, revenue from voice services, traditionally the primary source of revenue, has begun to decline, and the revenue structure is shifting toward emphasis of revenue from data communications services, such as fixed-rate Internet access services. NTT Group intends to make use of its robust network and capital strength to create demand in the growing Internet market. However, if the Internet market does not expand as hoped, or if competition forces NTT Group to lower rates for Internet access and Internet provider services, then anticipated revenue from Internet access services may not offset revenue declines in NTT's fixed-line business.

  It is also unlikely that NTT DoCoMo Group's subscriber base will continue to experience the same rapid growth rate as it has to date. In addition, as the number of subscribers has increased, total service voice average monthly revenue per user ("ARPU") has declined and may further decline because of, among other reasons, reductions in rates and wider penetration into lower usage subscriber segments. NTT Group believes that technological advances and the introduction of mobile multimedia services, such as i-mode, as well as the successful expansion of the 3G system in the future, will allow NTT DoCoMo Group to continue to grow. See "Item 4--Information on the Company--Telephone Services--Cellular Services." However, if the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market, NTT DoCoMo Group's future growth may be curtailed.

  The performance of the PHS business may not improve and the business may continue to operate at a loss in the future.

  PHS businesses have operated at a loss in fiscal 2001. NTT Group expects that the PHS businesses will improve in the near future, but there can be no assurance that this will be the case.

  NTT DoCoMo Group may experience difficulties in maintaining growth and service quality because it has only a limited amount of spectrum available for its services, and the successful development and introduction of NTT DoCoMo Group's 3G network and services is subject to market demand and other factors.

  NTT DoCoMo Group has limited radio frequency spectrum available to it. There can be no assurance that NTT DoCoMo Group's efforts to reduce levels of congestion or improve service quality will succeed or that NTT DoCoMo Group will not experience constraints on the growth of its cellular services or lose subscribers to competitors that are not experiencing the same capacity problems.

  NTT DoCoMo Group has experienced various difficulties in the development and introduction of its 3G network and services. NTT DoCoMo Group expects to be able to resolve these problems. However, there is no assurance that NTT DoCoMo Group's 3G network and services will deliver the quality and levels of services currently anticipated or that there will be sufficient demand for NTT DoCoMo Group's 3G services.

  In addition, if sufficient wireless operators do not adopt wideband-code division multiple access ("W-CDMA") technology compatible with NTT DoCoMo Group's, NTT DoCoMo Group may not be able to offer global roaming and other expected services and may not be able to realize the benefits of economies of scale that it currently anticipates. Also, NTT DoCoMo Group can not be sure that handset manufacturers will be able to successfully and promptly adapt their handsets if NTT DoCoMo Group makes changes in the 3G technology NTT DoCoMo Group uses or if the International Telecommunications Union ("ITU") recommends changes to the specifications for W-CDMA.

  NTT Group's business may be adversely affected by the economic situation in Japan.

  NTT Group's business, particularly NTT Group's services designed for businesses and other institutions, is affected by the economic situation in Japan, as most of NTT Group's revenues are generated in Japan.

  The Japanese economy experienced a significant downturn during the early to mid-1990s. Although from 1995 to early 1997 the economy showed signs of a mild recovery, during 1997 and thereafter the recession Japan has been experiencing for most of the decade grew increasingly serious. This renewed decline has been attributed to a number of factors including sluggish consumer spending, decreases in corporate capital expenditures, strains in the Japanese financial system caused by the failure of several major financial institutions, economic difficulties in other Asian and other emerging economies and the uncertain domestic economic outlook in general. If the economic situation in Japan continues to deteriorate, NTT Group's results of operations may be adversely affected.

  NTT Group may not achieve anticipated cost savings.

  NTT Group has undertaken several initiatives to improve its management efficiency. These included the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales, and directory assistance and making such services available not only to NTT Group but also to third parties, creating the potential for new revenue sources. NTT expects that these subsidiaries, as separate companies, will take more responsibility for the profit and loss of their operations and have a stronger incentive to boost revenues and cut costs compared with when they were divisions of NTT.

  In November 1999, NTT East and NTT West announced their "Mid-Term Restructuring Plan" under which the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal 2003. Of this amount, it was expected that approximately 4,300 employees would be transferred to other NTT Group companies. NTT, NTT East and NTT West have also decided to implement a voluntary early retirement program which is expected to cover a total of approximately 8,200 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management.

  In addition, NTT Group announced its "NTT Group Three-Year Business Plan" on April 16, 2001. The main elements for rationalization in that plan are as follows:

  . Limiting the basic functions of NTT East and NTT West to strategic planning, plant planning, development of new services, and corporate marketing. Other functions such as order processing, maintenance and operations, and repairs will be outsourced to the NTT Group's companies to be formed and located throughout Japan, which will cover single or multiple prefectures,

  . In implementing the above policies, care will be taken to reduce personnel costs through the diversification of the employment and benefits system, including new retirement and re-employment packages responsive to diverse employee needs and life-styles, and

  . The reallocation of personnel from NTT East and NTT West to other companies in NTT Group will be further expanded.

  In implementing this plan, a number of matters such as the number of employees to be assigned to these outsourced companies, the level of lump-sum allowance to be paid at the time of transfer, and the salary levels offered at these companies will have to be specifically addressed. Currently these matters are being discussed with the labor union and it is unclear how these matters will be resolved.

  NTT Group believes that its employee reduction programs and reorganization initiatives will result in significant net cost savings. However, any actual net costs savings which might be realized by NTT Group could vary significantly depending on the nature of the program or initiative. Realization of cost savings could be impacted by a number of factors which may offset projected net cost savings in whole or in part.

  Future sales by the Government of Japan or NTT may adversely affect the trading price of NTT Shares and ADSs.

  The Government is required by the NTT Law to own one-third or more of the total number of the outstanding shares of NTT. Until October 1986, the Government, through the Ministry of Finance, owned 100% of the outstanding shares of NTT. As of March 31, 2001, the Government owned approximately 46% of outstanding Shares. Under the current NTT Law (as defined below), the Government is permitted to sell up to approximately 2,100 thousand Shares and under the budget for fiscal 2002, the Government is permitted to sell 1,000 thousand Shares. In addition, possible amendments to the NTT Law may eliminate the requirement that the Government owns NTT stock, or may increase the number of Shares that the Government is allowed to sell. The sale or issuance or the potential for sale or issuance of Shares by the Government or NTT could have an adverse impact on the market price of Shares and ADSs.

  Investors may have difficulty enforcing judgments regarding the civil liabilities of NTT.

  NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT's members of the board of directors and management reside outside of the United States (principally in Japan). All or a substantial portion of the assets of such persons or NTT are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or NTT or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the securities laws of the United States. NTT has been advised by its Japanese counsel, that there is uncertainty as to the enforceability, in actions originated in Japanese courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Japanese courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Forward-Looking Statements

  Some of the statements made in this report are forward-looking statements. These include statements with respect to NTT's plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management's assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning:

  .  NTT Group; and

  .  the economy and telecommunications industry in Japan and overseas.

  The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

  .  risks and uncertainties associated with the pricing of services;

  . the effects of deregulation of the telecommunications market, the reduction of interconnection rates and the application of the price-cap system;

  . risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

  . the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

  . the financial and operating impact of equity investments in overseas companies, including Verio, KPN Mobile, Hutchison 3G UK, AT&T Wireless, KG Telecom, and any other companies in which NTT Group companies may make equity investments;

  . risks and uncertainties associated with projections of future usage of NTT Group's network and the development of high-speed transmission, the introduction of 3G cellular subscriber services and Internet related businesses;

  . the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses; and

  . the ability of NTT Group to add capacity to NTT Group's existing networks including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group.

  NTT desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.


ITEM 4--INFORMATION ON THE COMPANY

NTT Group

                                    [CHART]

                                      NTT
  100%     100%           100%           64.1%    54.2%

  NTT      NTT            NTT            NTT       NTT        Other
  East     West      Communications     DoCoMo    DATA     Subsidiaries


  NTT Group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communications facility services, ISDN services, sale of telecommunications equipment and other services.

  Telephone services are the largest part of the business of NTT Group, representing approximately 54.5% or (Yen)6,172 billion, of total operating revenues of approximately (Yen)11,328 billion in fiscal 2001. Telegraph services contributed 0.7%, leased circuit services 4.4%, data communications facility services 3.4%, ISDN services 9.6%, sale of telecommunications equipment 13.0% and other services, which include Open Computer Network, or OCN services and system development services contributed 14.4% of operating revenues, respectively.

  NTT Group's telephone services consist primarily of regional, long distance, international and wireless services. NTT Group is the principal provider of fixed-line services in Japan with approximately 63 million telephone and ISDN services subscribers as of March 31, 2001.

  NTT Group provides cellular telephone services and PHS services through NTT DoCoMo, which changed its name from NTT Mobile Communications Network, Inc. on April 1, 2000, and its eight regional subsidiaries. NTT DoCoMo Group is the largest provider of cellular telephone services in Japan and is one of the largest cellular operators in the world as measured by the number of subscribers, with approximately 36 million cellular subscribers as of March 31, 2001. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1992. NTT DoCoMo is 64.1% owned by NTT. The balance of NTT DoCoMo's shares is owned by public investors.

  NTT Group provides data communications facility services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA, which was incorporated in Japan as a joint-stock corporation in 1988, is 54.2% owned by NTT. The balance of NTT DATA's shares is owned by public investors.

  NTT Group has operated under a holding company structure since July 1, 1999. In addition to owning interests in NTT DoCoMo and NTT DATA, NTT owns three wholly-owned subsidiaries: NTT East, NTT West, and NTT Communications. NTT East and NTT West operate the regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Communications operates the long distance telecommunications and other network services throughout Japan and internationally. NTT East, NTT West and NTT Communications were incorporated in Japan as joint-stock corporations in 1999. In May 2001, NTT Communications began to offer intra-city telecommunications services in Tokyo, Osaka and Nagoya. See "--Reorganization."

  On April 1, 1998, NTT Group became subject to Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public enterprises to report certain information about their products and services, the geographic areas in which they operate and their major customers. As a result of the adoption of SFAS 131, beginning in fiscal 1999, NTT Group's results of operations were segmented along four primary lines of business: wireline services, wireless services, data communications services and other services. The reorganization of NTT Group on July 1, 1999 enabled NTT Group to provide additional reportable segment information for its wireline business that was previously reported as the wireline services segment. As a result of the division of the wireline services segment into two reportable segments, beginning in fiscal 2001, NTT Group's results of operations have been segmented according to five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. The five segment presentation is not available prior to fiscal 2001. The new reportable segments previously included in the wireline services segment are the regional communications services that NTT East and NTT West provide and the long distance communications and international services that NTT Communications provides (collectively, the "New Wireline Services Segments"). The new regional communications services segment is mainly comprised of intra-prefectural telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including Internet access services. The new long distance communications and international services segment is mainly comprised of inter-prefectural and international telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including OCN and frame relay services. The wireless services segment, provided by NTT DoCoMo Group, includes cellular services, PHS services and other related services. The data communications services segment, provided by NTT DATA, includes data communications facility services, system integration services and other related services. The other services segment, provided by NTT and other NTT Group companies, includes fundamental research activities, the management of telecommunications facilities, the sale and maintenance of telecommunications equipment, the rental of real estate, the sale of telephone cards and certain other services, primarily within NTT Group itself. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto.

  NTT's agent for U.S. federal securities law purposes is NTT USA, Inc., located at 101 Park Avenue 41st Floor, New York, NY 10178. NTT is located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116 Japan (Phone number: 81-3-5205-5581). NTT's Internet website address is http://www.ntt.co.jp. The information on NTT's website is not incorporated into this document.

History

  Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still on-going, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, the predecessor corporation was the sole domestic telecommunications carrier in Japan.

  On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the Nippon Telegraph and Telephone Corporation Law (the "NTT Law") and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the Nippon Telegraph & Telephone Public Corporation Law on August 1, 1952 to take over from the Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan. All Government-owned assets relating to such services were transferred to the predecessor corporation. In April 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. ("KDD") (which became KDDI after it merged with DDI Corporation ("DDI") and IDO Corporation ("IDO") in October 2000). NTT owns approximately 1.6% of the share capital of KDDI, the balance being owned by the public.

  At the same time that NTT was incorporated as a private company in 1985, the Telecommunications Business Law (the "Telecom Business Law") opening the Japanese telecommunications services industry to competition came into effect. The Telecom Business Law authorizes the Minister of PHPT to regulate two types of companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2001, there were 343 Type I Carriers and 9,006 Type II Carriers. A VAN network uses the telecommunications network of other carriers to provide enhanced telecommunications services to consumers by using special hardware and software.

  NTT's Shares are listed on the Tokyo Stock Exchange (the "TSE") and all other stock exchanges in Japan. In 1994, NTT listed its shares on the New York Stock Exchange in ADR form and listed its shares on the London Stock Exchange.

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912 thousand.

  At the general shareholders meeting on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares of common stock from time to time at an aggregate cost not to exceed (Yen)120 billion, before its next general shareholders meeting in June 2000. On July 12, 1999, NTT announced in Tokyo it would repurchase up to 80,000 Shares at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per share equal to the closing price on that exchange on July 12. On July 13, 1999, NTT acquired 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were bought from the Minister of Finance ("MOF"). Thereafter, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000 pursuant to the authority granted by shareholders at the general shareholders meeting on June 29, 1999. None of these Shares were purchased from MOF. As a result of these repurchases, the number of outstanding Shares was reduced to 15,834,590. No additional repurchases of Shares by NTT were proposed to, or authorized by, the shareholders at the general shareholders meetings on June 29, 2000 or June 28, 2001. On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the United States Securities and Exchange Commission (the "SEC") in the form of Shares or ADSs. As a result of this offering, the number of outstanding Shares was increased to 16,134,590. See "Item 9--The Offer and Listing--Trading Markets."

  Pursuant to an amendment to the NTT Law, which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares of NTT, have been allowed to own Shares. Currently, the aggregate amount of NTT's voting rights which may be owned by foreign nationals and foreign corporations must be less than 20% of NTT's total voting rights. By an amendment to the NTT Law passed and promulgated in June 2001, which is to become effective within six months of its promulgation, the maximum foreign ownership limitation will be increased from one-fifth to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. See "Restrictions on Foreign Ownership" in "Item 10--Additional Information--Exchange Controls and Other Limitations Affecting Security Holders."

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

  The total number of outstanding Shares of NTT at the time of its establishment was 15,600 thousand. Until October 1986, the Government owned 100% of the outstanding Shares of NTT. Out of the 10,400 thousand Shares held by the Government which were permitted to be sold under the NTT Law, the Government sold 5,400 thousand Shares to a variety of individual and institutional investors during the period from October 1986 through December 1990.

  On December 17, 1990, the Ministry of Finance announced its plan (the "1990 plan") that out of the 5,000 thousand Shares then available for sale under the NTT Law, the Ministry of Finance would sell 2,500 thousand of such Shares at the rate of approximately 500 thousand Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500 thousand Shares for the time being. Prior to the offering of Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit smooth absorption of the Shares.

  As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares amounted to 15,912 thousand and the number of Shares that the Government was permitted to sell amounted to 5,100 thousand.

  The Government's annual budget for fiscal 1999 contemplated the sale by the Government of up to 1,000 thousand Shares. On December 18, 1998, the Government sold the 1,000 thousand Shares contemplated to be sold to a variety of individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government's ownership to 9,419,339.24 Shares, or approximately 59%, of NTT as of March 31, 1999.

  The Government's annual budget for fiscal 2000 contemplated the sale of up to 1,000 thousand additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to a variety of individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government's ownership to 8,416,885.26 Shares, or approximately 53% of NTT as of March 31, 2000.

  On December 20, 1999, the 1990 plan was terminated.

  The Government's annual budget for fiscal 2001 contemplated the sale of up to 1,000 thousand additional Shares. On October 23, 2000, the Government sold the 1,000 thousand Shares contemplated to be sold to a variety of individual and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. These Shares were sold together with 300,000 new Shares issued and sold by NTT. As of March 31, 2001, the Government owned 7,415,825.26 Shares representing approximately 46% of NTT's 16,134,590 outstanding Shares.

  The NTT Law requires that any disposition of NTT's Shares owned by the Government must be within the limits determined by the Japanese Diet in the relevant annual budget. Under the budget for fiscal 2002, the Government is permitted to sell 1,000 thousand Shares.

  The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with MOF. See "--Regulation." In addition, the Government is one of NTT Group's largest customers. NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings. In the past, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

  New entrants to the Internet access services market are launching ADSL and other competing services in response to the anticipated demand for these services. NTT East and NTT West initiated trial fiber-optic IP connection services of 10 megabits per second ("Mbps") in December 2000, and a competing company also started similar services of 100Mbps in March 2001. To develop demand for broadband Internet access services rapidly, NTT East and NTT West offer a full array of services from copper to fiber-optic, and meet the competition by expanding coverage areas of the services and reducing the rates charged for fiber-optic services and also reducing the rates charged for ADSL and other copper line services. These rates are already comparable to world standards. In addition, NTT Group is utilizing its resources to form a broadband content services company to develop the market for broadband content and applications.

  The use of mobile communications is expected to continue to expand. NTT DoCoMo Group is working to expand non-voice communications traffic and increase profits through the development of the mobile multimedia market, while at the same time seeking to continue the growth of the mobile communications market as a whole by expanding its service concept from "people" to include "all working units."

  While the trend toward fewer fixed-line telephone subscribers is expected to continue, competition from operators providing customers with comprehensive local-to-international packages is increasing as a result of the introduction of presubscription, or MYLINE services. Additionally, the availability of voice over IP ("VoIP") telephone services has created other competitive challenges. NTT East and NTT West will continue to offer a variety of rate menus, implement further rate cuts and expand the range of discounts in order to meet the service competition that has arisen at the local level as a result of the introduction of MYLINE services. Meanwhile, in May 2001, in response to the entry of competing Type I Carriers (so called "NCCs" or "New Common Carriers") into the intra-city market and their provision of seamless services ranging from intra-city to international calls, NTT Communications began to offer intra-city telecommunications service in Tokyo, Osaka and Nagoya. Moreover, NTT Communications has begun to offer intra-city to international packages targeted at corporate customers as well as discounts to ordinary consumers on bundled services combining long-distance and international services. In addition, NTT Communications is working to achieve further reductions in its rates and diversification of its services in anticipation of the new wave of inexpensive Internet telephony about to hit the market.

  Internationally, NTT Group has engaged in investments and tie-ups with overseas partners, focused on mobile communications, IP networks and IP service platforms. In the years to come, the challenge will be to realize the synergies of these overseas strategic partnerships and continue the full-scale development of NTT Group's overseas operations.

Principal Business Activities

  NTT Group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telephone services. The telecommunications services it provides fall into seven major classes: telephone services, telegraph services, leased circuit services, data communications facility services, ISDN services, sale of telecommunications equipment and other services." Revenues from each of these classes over the last three fiscal years are as follows:

                                                 Years ended March 31,
                                            ----------------------------------
                                               1999        2000        2001
                                            ----------  ----------  ----------
                                                   (billions of yen)
   Telephone services...................... (Yen)6,300  (Yen)6,394  (Yen)6,172
   % of total operating revenues...........       64.8%       61.6%       54.5%
   Telegraph services...................... (Yen)   86  (Yen)   83  (Yen)   79
   % of total operating revenues...........        0.9%        0.8%        0.7%
   Leased circuit services................. (Yen)  507  (Yen)  500  (Yen)  494
   % of total operating revenues...........        5.2%        4.8%        4.4%
   Data communications facility services... (Yen)  383  (Yen)  397  (Yen)  388
   % of total operating revenues...........        3.9%        3.8%        3.4%
   ISDN.................................... (Yen)  556  (Yen)  819  (Yen)1,082
   % of total operating revenues...........        5.7%        7.9%        9.6%
   Sale of telecommunications equipment.... (Yen)1,009  (Yen)1,138  (Yen)1,477
   % of total operating revenues...........       10.4%       11.0%       13.0%
   Other services.......................... (Yen)  889  (Yen)1,052  (Yen)1,636
   % of total operating revenues...........        9.1%       10.1%       14.4%

  NTT Group's results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto and "--NTT Group."

  NTT Group has experienced compound annual growth in operating revenues of 16.4% during the last three fiscal years. For the fiscal year ended March 31, 2001, NTT Group reported operating revenues of (Yen)11,328 billion, operating income of (Yen)835 billion and net income of (Yen)534 billion.

  The following table sets forth certain information concerning NTT Group's principal facilities and operations as of the dates and for the periods indicated:

                                            As of or for the year ended March
                                                           31,
                                            ----------------------------------
                                             1997   1998   1999   2000   2001
                                            ------ ------ ------ ------ ------
TELEPHONE SERVICES:
  Telephone subscriber lines (thousands)... 61,223 60,186 58,277 55,318 51,981
  Cellular telephone subscribers
   (thousands)............................. 10,960 17,984 23,897 29,356 36,026
  PHS subscribers (thousands)..............  1,851  1,906  1,349  1,441  1,812
  Public telephones (thousands)............    794    777    754    736    707
TELEGRAPH SERVICES:
  Telegrams (thousands).................... 40,198 37,564 36,180 34,078 31,119
  Telex subscribers (thousands)............     12     10      8      6      5
LEASED CIRCUIT SERVICES(/1/):
  Conventional circuits (thousands)
  NTT......................................    967    902    822    --     --
  NTT East.................................    --     --     --     448    386
  NTT West.................................    --     --     --     394    344
  High-speed digital circuits (thousands)
  NTT......................................    107    169    228    --     --
  NTT East.................................    --     --     --     244    287
  NTT West.................................    --     --     --     205    238
INTEGRATED SERVICES DIGITAL NETWORK
 ("ISDN") SERVICES:
  ISDN subscribers:
  INS-Net 64 (thousands)...................  1,037  2,286  3,955  6,598  9,562
  INS-Net 1500 (thousands).................     22     34     48     82    126
OTHER SERVICES:
  Open Computer Network ("OCN") services
   (thousands).............................      1    159    478  1,147  2,302
  Packet exchange services (thousands).....    477    477    463    460    790
  Frame Relay (Super Relay FR)
   (thousands).............................      4     16     44     75     99
  Cell Relay...............................      0      4      6    301  1,331
  Pocket pager subscribers (thousands).....  5,839  3,908  2,111  1,444  1,098
  Facsimile network subscribers
   (thousands).............................  1,015  1,127  1,212  1,307  1,351
Employees (thousands)......................    230    226    224    224    222

--------
(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Telephone Services

  NTT Group is currently the largest provider of telecommunications services in Japan. Revenues from telephone services were 54.5% of operating revenues in fiscal 2001. NTT Group's telephone services include certain items in the regional communications services segment such as intra-prefectural telephone subscriber services, public telephones and other related services, and certain items in the long distance communications and international services segment, such as inter-prefectural and international telephone subscriber services, public telephones and other related services; certain items in the wireless services segment, such as cellular telephones, PHS and other related services; and certain other services. NTT Group is the principal provider of fixed-line telephone subscriber services in Japan, providing telephone and ISDN services to approximately 63 million subscribers nationwide. This number of subscribers consists of approximately 51.98 million telephone subscriber lines, 9.56 million INS-Net 64 subscriber lines and 1.26 million INS-Net 1500 subscribers (126,000 INS-Net 1500 subscriber lines multiplied by 10). INS-Net 1500 services accommodate approximately ten times as many users per each subscriber line as compared to INS-Net 64 services due to its larger capacity. NTT Group is also the largest provider of cellular telephone services in Japan with approximately 36 million cellular telephone subscribers. "--Reorganization" and "--Global Businesses."

  (i) Telephone Subscriber Services

  Telephone subscriber service is NTT Group's principal business activity. Due to an increase in sales of ISDN services and cellular telephones and the sluggish economy in Japan, the number of NTT Group's subscriber lines in use decreased 3.3 million from the end of fiscal 2000 to 52.0 million subscriber lines at the end of the fiscal 2001. More recently, as the number of ADSL subscribers continues to increase, the shift to ISDN services is gradually slowing. Residential use accounted for approximately 74.3% and business use accounted for approximately 25.7% of telephone subscriber lines.

  NTT Group is the principal provider of fixed-line telephone subscriber service in Japan. NTT Group currently faces significant competition in the intra-city, intra-prefecture and inter-city, inter-prefecture and international markets from companies such as JT and KDDI. On May 1, 2001, JT and KDDI entered the market for intra-city telephone services. On May 1, 2001, NTT Communications entered the intra-city services market in the areas of Tokyo, Osaka and Nagoya to satisfy the corporate customers' demand for one-stop service from a telecommunications provider that is able to provide combined intra-city, intra-prefectural, inter-city, inter-prefectural and international services to be more competitive.

  Current monthly charges for telephone exchange lines vary according to business or residential use and the number of subscribers' exchange lines in the local calling area, or "Message Area," for local calls. Current call charges for telephone exchange lines vary according to distance, duration, day and time of day.

  In certain areas, competing NCCs had acquired their market positions mainly by offering long-distance telephone services at rates less than NTT Group's rates. Currently, NTT Communications' long-distance rate structure has become almost the same as that offered by other major NCCs. In fiscal 2000, NTT Group's share of inter-prefecture calls (telephone subscriber services and ISDN services) between all prefectures in Japan dropped from 58% to 55% based on the number of calls. Market share data for fiscal 2001 is not available.

  On April 3, 2000, NTT Communications simultaneously reduced charges for inter-prefectural long-distance calls and international phone calls. This reduction is expected to have an annual impact of (Yen)50 billion on NTT Communications' operating revenues.

  On October 1, 2000, NTT East and NTT West reduced telephone subscriber services and ISDN usage charges for intra-prefectural, inter-city calls in excess of 20 kilometers. This reduction is expected to have an annual impact of (Yen)17 billion and (Yen)13 billion on NTT East's and NTT West's operating revenues respectively.

  On January 10, 2001, NTT East reduced charges for intra-city calls from
(Yen)10 per 3 minutes to (Yen)9 per 3 minutes. This reduction is expected to have an annual impact of (Yen)39 billion on NTT East's operating revenues.

  On March 1, 2001, NTT Communications reduced charges for inter-prefectural long-distance calls. In addition, on May 1, 2001, NTT Communications reduced charges for intra-prefectural calls which had been applied to services such as "Free-dial." These reductions are expected to have an annual impact of (Yen)54 billion on NTT Communications' operating revenues.

  On May 1, 2001, NTT East and NTT West reduced charges for local calls from
(Yen)9 per 3 minutes to (Yen)8.5 per 3 minutes and from (Yen)10 per 3 minutes to (Yen)8.5 per 3 minutes, respectively. These reductions are expected to have an annual impact of (Yen)19 billion and (Yen)57 billion on NTT East's and NTT West's operating revenues, respectively.

  The following tables set forth charges currently applied to telephone subscriber services:

  Installation Fee: (Yen)72,800

   Subscriber line charges (monthly charges
    per line):
   Number of subscribers in a local area....    400,000  50,000 to  Less than
                                                or more    400,000     50,000
                                             ---------- ---------- ----------
   Residential.............................. (Yen)1,750 (Yen)1,600 (Yen)1,450
   Business................................. (Yen)2,600 (Yen)2,450 (Yen)2,300

  Intra-prefectural dialing charges of NTT East, NTT West and NTT
Communications(/1/):

                                    8 a.m.-7 p.m.               7 p.m.-11 p.m.(/2/)              11 p.m.-8 a.m.
                            -----------------------------  -----------------------------  -----------------------------
   Local area.............. (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 4 min. ((Yen)8.5)
   Adjacent area, up to 20
    km.....................  (Yen)10 per 90 sec. ((Yen)20)  (Yen)10 per 90 sec. ((Yen)20)   (Yen)10 per 2 min. ((Yen)20)
   20 km--60 km............   (Yen)10 per 1 min. ((Yen)30)  (Yen)10 per 75 sec. ((Yen)30)  (Yen)10 per 90 sec. ((Yen)20)
   Over 60 km..............  (Yen)10 per 45 sec. ((Yen)40)   (Yen)10 per 1 min. ((Yen)30)  (Yen)10 per 90 sec. ((Yen)20)

--------
(1)  Amounts in ( ) are charges for 3 minutes.
(2)  Also includes weekends and holiday daytime calls.

  Inter-prefectural dialing charges of NTT Communications (call duration for (Yen)10 from a subscriber telephone)(/1/):

                              8 a.m.-7 p.m.     7 p.m.-11 p.m.(/2/)  11 p.m.-8 a.m.
                            ------------------  ------------------- ----------------
   Adjacent area--20 km....   90 sec. ((Yen)20)  90 sec. ((Yen)20)   2 min. ((Yen)20)
   20 km--30 km............   60 sec. ((Yen)30)  60 sec. ((Yen)30)  75 sec. ((Yen)30)
   30 km--60 km............   45 sec. ((Yen)40)  60 sec. ((Yen)30)  75 sec. ((Yen)30)
   60 km--100 km...........   30 sec. ((Yen)60)  45 sec. ((Yen)40)  60 sec. ((Yen)30)
   Over 100 km............. 22.5 sec. ((Yen)80)  26 sec. ((Yen)70)  45 sec. ((Yen)40)

--------
(1)  Amounts in ( ) are charges for 3 minutes.
(2)  Also includes weekends and holiday daytime calls.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. NTT Group also researches and develops new services that it believes will satisfy customer needs. This includes NTT East's and NTT West's "L-Mode" service which enables simple and inexpensive access to Internet-based information searches and the exchange of e-mail using household telephones. The "L-Mode" service was launched in June 2001.

  NTT Group offers several optional calling plans to different customer segments. These services include "Telechoice" (a discount plan for toll calls to specified area codes), "Telejozu" (an optional discount calling plan), "Telewise" (a monthly toll-call charge discount service), "Telehodai" (a monthly flat rate for local/adjacent area calls made during midnight/early morning hours used most often for the Internet), "Area Plus" (a service that allows customers to make three-minute calls to adjacent areas, or within a 20 kilometer area, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night and early morning hours) by paying a fixed monthly fee), and "Time Plus" (a service that enables local calls to be made at a cost of (Yen)10 for five minutes within their own local calling area ((Yen)10 for seven minutes during late night and early morning hours) by paying a fixed monthly fee). In March 2000, NTT East and NTT West started overlapping contract service for "Area Plus" and "Time Plus" which allows subscribers to obtain both services simultaneously. During fiscal 2001, NTT East and NTT West also introduced the following discount services: "Kenta-kun" (monthly discount services that offer discount rates to the top three numbers (intra-prefecture calls) of the longest connection time applicable only after the amount of connection fees to the three numbers reaches a threshold amount), "Wari-max" (monthly discount services offered to a number of offices on the total connection fees for intra-prefecture calls), and "Wari-big" (monthly discount services offered to a single office on the total connection fees for intra-prefecture calls). Further, "Super Kenta-kun" (monthly discount services that offer discount rates for intra-prefecture and inter-city calls) and "Kenta-kun Five" (monthly discount services that offer discount rates to the top five numbers of the longest connection time, applicable only after the amount of connection fees to the five numbers (intra-prefecture and inter-city calls) reach a threshold amount) programs were also introduced. During fiscal 2001, NTT Communications introduced the following discount services: "Home Office Discount" (reductions on inter-prefecture long-distance and international call charges when the total monthly bill exceeds a threshold amount). "Business Discount" (offers reduced charges for multiple contracted networks of inter-prefecture long-distance and international calls, depending on the total monthly bill), and "Callage" service (provides general users with various benefits, depending on usage terms and volume).

  The interconnection of local switches with telecommunications operators, which began during fiscal 1998 through NTT's Group Centers ("GCs", or local switching offices), brought direct competition for local telephone services for the first time. Interconnection rates for GC interconnection have dropped by 14.8% between March 1999 and March 2001.

  (ii) Cellular Services

  The wireless telecommunications market in Japan has continued to expand, though at a slightly slower pace than previous fiscal years, and the total number of cellular phone subscribers increased by 19.2% in fiscal 2001 to reach 60.9 million at the end of fiscal 2001. As a result of the strong demand for i-mode service, which connects users to various types of on-line Internet services including banking and other new products and reductions in monthly plan and usage charges, the number of NTT DoCoMo Group's cellular subscribers rose to 36.0 million at the end of fiscal 2001, a 22.7% increase over the previous fiscal year.

  NTT Group's wireless telecommunications businesses, a part of NTT Group's wireless services segment, are conducted throughout Japan by NTT's 64.1%-owned subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan's leading mobile telecommunications services provider and is one of the largest wireless operators in the world as measured by total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as cellular services, PHS services and other specialized wireless telecommunications services, including "Quickcast" services (formerly, paging services), satellite mobile communications services and in-flight telephone services through its extensive and advanced wireless networks. NTT DoCoMo Group also sells cellular telephone handsets, PHS handsets, pagers and related equipment. NTT DoCoMo Group is regulated as a Type I Carrier and a Special Type II Carrier.

  As the total amount of radio frequency spectrum capacity is limited, the amount of spectrum available to NTT DoCoMo Group is restricted. As of June 2001, the spectrum available to NTT DoCoMo Group was 24 mega-hertz ("MHz") in the 800 MHz band for nationwide digital service, an additional 5 MHz in the 800 MHz band for digital service in the Tokyo metropolitan area, and 4 MHz in the 1.5 giga-hertz ("GHz") band for digital service in certain regions in Japan, including Tokyo, Osaka and Nagoya metropolitan areas. Approximately 98% of NTT DoCoMo Group's 36 million cellular subscribers use the 800 MHz band for nationwide digital service. Other cellular groups have also been allocated limited spectrum. KDDI group has been allocated 34 MHz in the 800-900 MHz region and the J-Phone group has been allocated 10 MHz in the 1.5 GHz band. On June 30, 2000, NTT DoCoMo, KDDI group and J-Phone group respectively obtained approvals from the MPT and were each allocated 15 MHz of spectrum in the 2 GHz band for use in connection with 3G services. Recently adopted regulatory changes have added disclosure by the Ministry of PHPT of its frequency allocation plan and its procedures concerning competitive applications for radio frequency spectrum. Although the introduction of an auction system as a method of allocating spectrum has been discussed, no current plans for its implementation in the near term have been announced. A Hertz is a unit of frequency and "MHz" and "GHz" refer to one million Hertz and one billion Hertz, respectively.

  Although NTT owns 64.1% of NTT DoCoMo's shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group's business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT's other subsidiaries are conducted on an arm's-length basis. However, NTT DoCoMo discusses with, or reports to NTT on, certain important matters.

  On October 22, 1998, NTT DoCoMo listed its stock on the First Section of the TSE. In connection with this, NTT sold 218,000 shares of NTT DoCoMo's non-par-value common stock and NTT DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.7% to 67.1%.

  In February 2001, NTT DoCoMo issued and sold 460,000 new shares in the form of shares or ADSs in the United States to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933 (the "Securities Act") and outside of the United States to investors in reliance on Regulation S under the Securities Act. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 67.1% to 64.1%.

  The penetration rate of cellular phone services at the end of fiscal 2001 was approximately 480 subscribers per 1,000 inhabitants. NTT DoCoMo Group continues to be Japan's leading provider of cellular phone services with an aggregate subscriber base of approximately 36.0 million and an estimated market share of 59.1% as of March 31, 2001.

  The following table sets forth information regarding NTT DoCoMo Group's subscribers and its estimated market share:

                                                     As of March 31,
                                            ----------------------------------
                                             1997   1998   1999   2000   2001
                                            ------ ------ ------ ------ ------
Cellular subscribers (thousands)........... 10,960 17,984 23,897 29,356 36,026
  i-mode (thousands).......................    --     --      48  5,603 21,695
Estimated market share.....................  52.5%  57.0%  57.5%  57.4%  59.1%

  The following table sets forth information regarding NTT DoCoMo Group's monthly usage per subscriber and aggregate ARPU data:

                                                   Year ended March 31,
                                            ----------------------------------
                                             1997   1998   1999   2000   2001
                                            ------ ------ ------ ------ ------
Total average monthly minutes per
 subscriber................................    158    155    164    177    189
ARPU(/1/).................................. 12,570 10,800  9,270  8,740  8,650
  Voice ARPU(/2/).......................... 12,570 10,800  9,270  8,620  7,770
  i-mode ARPU(/3/).........................    --     --     --     120    880

--------
(1) The aggregate ARPU is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet (a "packet" is data that is divided into a small block) transmission revenue.
(2) Voice ARPU is calculated by (a) dividing total annual fixed monthly plan charges, usage charges and charges for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by twelve. This calculation does not include revenues derived from packet communications services, including i-mode.
(3) i-mode ARPU is calculated by (a) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by twelve. Such revenue does not include non-i-mode related data packet transmission revenue.

  NTT DoCoMo Group has offered tariff reductions and various discount packages to users, including increased bundled free-call minutes and allowing users to apply such free-call minutes toward connection charges for packet communications services.

  The following table sets forth major charges currently applied by NTT DoCoMo to its Digital 800 MHz service under its basic monthly plans:

  Fixed monthly charges as of July 1, 2001:

 Basic monthly plans  Fixed monthly charges            Call charges
 -------------------  ---------------------            ------------
 Plan A..............      (Yen)4,500       Includes (Yen)600 free charge.
                                            Charges set forth in the table
                                            below.

 Plan B..............      (Yen)3,500       Includes (Yen)500 free charge. 1.4
                                            times the charges that are applied
                                            to Plan A service.

 Chotoku Plan........      (Yen)4,500       Includes (Yen)600 free charge.
                                            Charged per minute. Economical for
                                            calls of more than 3 minutes and 3
                                            seconds.(/1/)

 O-Hanashi Plus-Big..      (Yen)9,100       Includes (Yen)6,600 free charge.
                                            1.1 times the charges that are
                                            applied to Plan A service.

 O-Hanashi Plus-L....      (Yen)5,900       Includes (Yen)3,400 free charge.
                                            1.2 times the charges that are
                                            applied to Plan A service.

 O-Hanashi Plus-M....      (Yen)4,100       Includes (Yen)1,300 free charge.
                                            1.3 times the charges that are
                                            applied to Plan A service.

--------
(1) When calling an ordinary phone between 8 a.m. and 7 p.m. weekdays within the NTT DoCoMo coverage area (i.e., Kanto Koshinetsu area) or an adjacent prefecture.

  Call charges for 3 minutes as of July 1, 2001 (weekdays):

Calls originating in the coverage area of
NTT DoCoMo to:                             8a.m.-7p.m. 7p.m.-11p.m. 11p.m.-8a.m.
-----------------------------------------  ----------- ------------ ------------
Fixed line telephone:
  Within the coverage area of NTT DoCoMo
   and to adjacent prefectures...........   (Yen) 70     (Yen)60      (Yen)40
  To other areas.........................   (Yen) 90     (Yen)80      (Yen)50
Cellular telephone of NTT DoCoMo Group:
  Within the coverage area of NTT DoCoMo
   and to adjacent prefectures...........   (Yen)100     (Yen)70      (Yen)50
  To other areas.........................   (Yen)120     (Yen)80      (Yen)50
Cellular telephone of other companies:
  All areas..............................   (Yen)120     (Yen)80      (Yen)50

  In February 1999, NTT DoCoMo Group introduced "i-mode" service. The number of i-mode subscribers grew to 21.7 million at March 31, 2001, an increase of
16.1 million from the previous year. As of July 31, 2001, over 26.0 million cellular subscribers had signed up for i-mode services. This increase was mainly due to continuous efforts such as providing better content, introducing a variety of handsets with color display and introducing the "I-ppli" service, which enables the downloading of software applications written in JAVA(TM) (An object-oriented computer language for use on the Internet developed by Sun Microsystems, Inc.). The number of i-mode content providers has rapidly increased: as of March 31, 2001 there were approximately 1,620 NTT DoCoMo i-mode menu sites and over 41,000 voluntary web sites to provide mobile online services, such as banking, news, games and more.

  In September 2000, NTT DoCoMo agreed to purchase a 42.3% stake in America Online Inc. ("AOL")'s Japanese affiliate, AOL Japan to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in and outside Japan. In connection with this investment, AOL Japan became DoCoMo AOL, Inc. On June 1, 2001, NTT DoCoMo, together with DoCoMo AOL, Inc., began to offer i-mode users access to AOL e-mail.

  The third generation wireless standard, referred to as 3G, supports higher-speed data and multimedia services and additional capacity over existing spectrum. NTT DoCoMo Group has developed its 3G wireless telecommunications system in compliance with the ITU IMT-2000 standardization efforts. NTT DoCoMo Group expects to begin the rollout of its 3G services beginning in October 2001 covering initially approximately 22% of the population of Japan and approximately 60% around March 2002, 90% by the end of fiscal 2003 and 97% by the end of fiscal 2004. NTT DoCoMo currently offers 3G services on an introductory basis. In this introductory phase, 4,500 monitors have been assisting in testing the performance of the 3G network as well as 3G handsets and related services so that NTT DoCoMo Group will be able to provide stable, high quality services in the rollout period beginning in October 2001. NTT DoCoMo is also aggressively pursuing a global strategy aimed at promoting the adoption of the W-CDMA technology as a platform for 3G telecommunications systems and services through overseas investments and alliances. NTT DoCoMo Group expects that the costs of W-CDMA handsets specially tailored for 3G services will be more expensive than the price of its current handsets. Also with respect to services, there can be no assurance that these handsets will be able to offer the full range of W-CDMA services at the outset or that handsets and handset parts will be available at all times. W-CDMA is a refinement of code division multiple access ("CDMA") that significantly increases data transmission rates. CDMA is a way to increase channel capacity by using code sequences as traffic channels in a common radio channel. This is a digital signal multiplexing technique where each signal is split into many chips of data, each of which is tagged with a particular code. During the transmission, the chips are spread over a band of frequencies, then reassembled at the receiving end. W-CDMA spreads the chips of the wireless signal over a much wider band of frequencies than CDMA does. W-CDMA will permit very high speed multimedia services such as full-motion video, Internet access and video conferencing.

  (iii) PHS Services

  NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but PHS services cannot be used in fast moving automobiles or trains.

  In fiscal 2001, NTT DoCoMo Group introduced its i-mode compatible dual-mode cellular/PHS handsets under the name "Super Doccimo," expanded "64K data transmission" coverage and revised various discount packages.

  The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its estimated market share:

                                                             As of March 31,
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,349  1,441  1,812
   Estimated market share..................................  23.3%  25.2%  31.0%

 Telegraph Services

  Revenues from telegram services were 0.7% of operating revenues in fiscal 2001. This service category includes both telegram and telex services. Telegram and telex services are included in NTT Group's regional communications services segment and the long distance communications and international services segment, respectively. Under the Telecom Business Law, NTT East and NTT West have sole responsibility for domestic telegram services. Telegram services continue to decline due to the decrease in the use of telegrams for weddings and condolences. The number of subscribers to telex services continued to decline during fiscal 2001, reflecting the ongoing shift toward the use of facsimile machines, e-mail and other alternative means of communication.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                       As of March 31,
                                              ----------------------------------
                                               1997   1998   1999   2000   2001
                                              ------ ------ ------ ------ ------
   Telegrams (thousands)..................... 40,198 37,564 36,180 34,078 31,119
   Telex subscribers (thousands).............     12     10      8      6      5

 Leased Circuit Services

  Operating revenues from leased circuit services were 4.4% of operating revenues in fiscal 2001. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services, which are included in NTT Group's regional communications services segment and the long distance communications and international services segment.

  ATM Mega Link Service adopts the ATM transmission protocol (asynchronous transfer mode protocol), which is different from the conventional transmission protocol (synchronous transfer mode protocol), to meet the needs for high-speed and wide bandwidth transmission. ATM is a high-speed switching technique that uses fixed cells to transmit voice, data and video. A cell is analogous to envelopes that each carries the same number of bits. ATM Share Link service offers very flexible functions for computer communication, and provides the advanced ATM network to business customers at a reasonable price.

  NTT Group provides customized telephone and data transmission services to major corporate customers that include high-speed circuits that are modified to meet the specific needs of the customer. Expanded use of the Internet has led to increased demand for Internet service providers and prompted increased telecommunications between computers. As a result of the increase in corporate use of information networks, demand for high-speed data transmission services has been strong. As of the end of fiscal 2001, the numbers of high-speed digital circuits of NTT East and NTT West were 287 thousand and 238 thousand respectively, and the numbers of conventional leased circuits of NTT East and NTT West were 386 thousand and 384 thousand respectively.

  To meet growing demand for low-cost, high-speed transmission, NTT introduced "Digital Access 64" in fiscal 1997, and "Digital Access 128" in fiscal 1998, which reduced prices by simplifying performance functions and offering different levels of maintenance. In fiscal 1999, through the launch of the "Digital Access 1500" service in the short distance area, and the introduction of the "Digital Reach" service in the medium and long distance areas, NTT boosted its competitiveness. Further, to meet specific demands of customers, NTT launched a new ATM-based service called "ATM Share Link" service which offers minimum communications rates even under the heaviest traffic conditions. This service also enables customers to select different transmission speeds. "ATM Mega Link" service, which was introduced in fiscal 1998 and uses ATM transmission to offer low-cost, high-speed, wide-area communications, became popular with corporations as the telecommunications backbone for their internal networks. There was also a strong increase in demand for ATM leased circuit services for large-capacity local area networks ("LANs") and private networks in fiscal 2001. LANs are physical or logical networks that provide data communications within a limited spatial areas covering specific user groups. Wide area networks ("WANs") are physical or logical networks that connect computers located in diverse locations.

  In view of increasing demand for low-cost leased-line services due to the growth of the Internet and corporate networks, NTT Communications reduced charges for its long-distance "High-Speed Digital Leased Circuit" and "ATM Mega Link" services in October 1999 and for the medium- to high-bandwidth "ATM Mega Link" services in March 2000.

  On October 1, 2000, NTT East and NTT West introduced discount plans and reduced usage charges for certain high speed digital transmission and ATM leased circuit services. These reductions are expected to have an annual impact of (Yen)3 billion and (Yen)2 billion on NTT East's and NTT West's operating revenues respectively.

  The following table sets forth information regarding NTT Group's leased circuit services:

                                                    Years Ended March 31,
                                               --------------------------------
                                               1997  1998  1999  2000(/1/) 2001
                                               ----  ----  ----  --------- ----
Conventional circuits (thousands):
  NTT.........................................  967   902   822     --       --
  NTT East....................................   --    --    --    448      386
  NTT West....................................   --    --    --    394      344
High-speed digital circuits (thousands):
  NTT.........................................  107   169   228     --       --
  NTT East....................................   --    --    --    244      287
  NTT West....................................   --    --    --    205      238
ATM Mega Link:
  NTT.........................................   -- 1,254 1,509     --       --
  NTT East....................................   --    --    --  3,605    7,491
  NTT West....................................   --    --    --  2,210    4,588

--------
(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Data Communications Facility Services

  Operating revenues from data communications facility services, which are included in NTT Group's data communications services segment, were 3.4% of operating revenues in fiscal 2001. In this type of services, NTT Group, through its subsidiary NTT DATA, develops data communications systems for clients, but retains ownership of the computer hardware and software and provides facility management and systems maintenance. Data communications facility services include "STAR-ACE," a multi-shared banking system for regional financial institutions, Credit and Finance Information System ("CAFIS"), an infrastructure for credit cards and debit cards, and Automatic Answer Network for Electrical Request ("ANSWER"). Revenues are generated by monthly user fees which are paid by clients for the use of such systems, including the provision of management and maintenance.

  NTT DATA is the leading provider of information systems and computer networking in Japan. NTT DATA's business operations are conducted independently of NTT Group's other operations, and transactions with NTT and each of NTT's other subsidiaries are at arm's-length. Although NTT DATA does not manufacture equipment itself, it develops flexible data communications systems tailored to its clients' needs by integrating computer software technology. NTT DATA has developed a broad-based clientele in three sectors, including the public administration sector, the financial sector and the industrial sector. Investment in information technology by clients in these sectors is expected to continue.

  NTT DATA listed its shares on the TSE in April 1995 and in connection therewith, issued 20,000 of its shares in a public offering for (Yen)20,800 million. At such time, NTT also sold part of the shares of NTT DATA held by it. In February 1996, NTT DATA issued 33,000 new shares in a global offering for (Yen)100,650 million. Also in May 1998, NTT DATA raised (Yen)150,370 million in a new issue of shares in a global offering and increased paid-in capital of the company by (Yen)75,185 million to (Yen)142,520 million. As a result, NTT holds 54.2% of the shares of NTT DATA.

 ISDN Services

  Operating revenues from Integrated Services Digital Network, or ISDN services, which is included in NTT Group's regional communications services segment and the long distance communications and international services segment, were 9.6% of operating revenues in fiscal 2001. Due to the growing penetration of fixed rate Internet services, "FLET'S ISDN," in the home, ISDN services, which are comprised of INS-Net 64 and

INS-Net 1500, have recorded strong growth. As a result, sales of INS-Net 64 services increased in fiscal 2001 with the number of subscribers growing 44.9% to 9.6 million over the previous fiscal year. INS-Net 1500 comprised 126 thousand subscribers, representing a 53.7% increase over the previous fiscal year.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                          As of March 31,
                                                   -----------------------------
                                                   1997  1998  1999  2000  2001
                                                   ----- ----- ----- ----- -----
   INS-Net 64 (thousands)......................... 1,037 2,286 3,955 6,598 9,562
     INS-Net 64 Light (thousands).................   --     86   242   486   812
   INS-Net 1500 (thousands).......................    22    34    48    82   126

  For a discussion of ISDN traffic, see "--Telephone Services--Telephone Subscriber Services."

 Sale of Telecommunications Equipment

  Operating revenues from the sale of telecommunications equipment were 13.0% of operating revenues in fiscal 2001. The sale of telecommunications equipment is included in each of NTT Group's regional communications services segment, long distance communications and international services segment, wireless and other services segments. Due to greater demand for cellular telephones, the Japanese mobile communications market showed rapid expansion during the fiscal year. Sales of cellular telephone terminals rose 25.9% while sales of PHS terminals increased 29.3% from the previous fiscal year.

 Other Services

  Revenues from other services were 14.4% of operating revenues in fiscal 2001. The other services category consists of certain regional communications services segment businesses; certain long distance communications and international services segment businesses, including digital data exchange, facsimile network (F-Net), OCN services and other related services; certain wireless services segment businesses, including pocket pager and other related services; certain data communications services segment businesses, including system development services; and certain other services segment businesses.

  In December 1996, NTT launched OCN services to respond to the expansion of computer communications such as the Internet and LAN-to-LAN connections. OCN is based on a IP network which is completely different from the traditional telephone network and is constructed by using routers and a high-speed transmission network. OCN services are based on flat rate systems and not based on distance or duration of communications and facilitate inexpensive connections to the Internet and other networks.

  During fiscal 2001, NTT Communications added a flat rate plan to its OCN Dial Access Service to offer unlimited Internet access. NTT Communications also launched OCN ADSL Access, an Internet access service which ensures speedy downloading of large-volume video, music and game-content. In addition, NTT Communications began offering OCN PC Pack and OCN Dial Access Komi de Plan, an affordable plan that packages both Internet dial-up and connection charges. On March 31, 2001, subscribers for OCN services reached 2.3 million.

  NTT introduced "Super Relay FR," a high-speed, large capacity frame relay service in November 1994. The frame relay, a data-exchange method, is simpler than a conventional packet exchange. NTT bolstered its "Super Relay FR" frame relay services for high-speed, high-volume data transmission to operate LANs and other systems with the addition of a flat monthly rate service for customers. During fiscal 2001, NTT Communications expanded discount rates applicable to users who meet a certain threshold in their usage of the service for its Super Relay FR. In fiscal 2001, frame relay installations increased approximately 32% compared to the previous fiscal year.

  In response to Internet user demand, NTT East and NTT West began offering an IP connection service on a trial basis through the NTT East and NTT West regional IP networks in certain areas of Tokyo and Osaka in November 1999, and lowered the monthly rate from (Yen)8,000 to (Yen)4,500 in May 2000. In July 2000, NTT East and NTT West started to offer IP connection service formally under the name of "FLET'S ISDN," and expanded service areas in line with demand trends. Currently, the monthly fee for FLET'S ISDN is (Yen)2,900.

  In December 1999, NTT East and NTT West launched on a trial basis a high-speed and low-cost Internet access service known as the "ADSL Internet Access Service," a flat-rate access service based on ADSL technology. In December 2000, NTT East and NTT West started full-scale provision of the service together with "FLET'S ADSL," a service that passes IP data through regional IP networks. ADSL services allow transmission speeds up to 1.5 Mbps downstream and 512 Kbps upstream. Currently, the monthly flat fee for unlimited access for FLET'S ADSL is (Yen)3,100.

  In December 2000, NTT East and NTT West commenced a trial network service that connects customers to their contracted Internet service providers ("ISPs") through the NTT East and NTT West regional IP network using fiber-optic subscriber lines that run directly to customer homes and buildings in certain areas of Tokyo and Osaka. The service allows subscribers to access their ISPs at connection speeds of up to 10 Mbps. The monthly fee for the "base service menu" was initially established at (Yen)13,000. In August 2001, full-scale consumer services were commenced and significant fee discounts were offered and 100 Mbps services were added to the menu of options. Three packages are being offered as follows:

  .  B-FLET'S Family Plan(/1/): Max. of 10 Mbps, at (Yen)5,000 per month

  .  B-FLET'S Basic Plan(/1/)(/2/): Max. of 100 Mbps, at (Yen)9,000 per month

  .  B-FLET'S Mansion Plan(/2/): Max. of 100 Mbps, at (Yen)3,800 per month
--------
(1)  An additional (Yen)900 for the modem is required.
(2) The B-FLET'S Mansion Plan accommodates at least 10 users per each optical subscriber line whereas the B-FLET'S Basic Plan provides a dedicated optical access line to each subscriber.

  The number of pocket pager subscribers decreased 24.0% as users shifted to cellular telephones and PHS.

  Systems development services provide for the development, delivery and sale of data communications systems. Sales of ready-made or "packaged" data communications systems are also included in this category. During the fiscal year, NTT Group continued to develop and provide large systems deployed for financial institutions and the telecommunications market.

Capital Investments

  NTT Group's capital investments for the preceding three fiscal years are shown in the table below:

                                      Years Ended March 31,
                                 --------------------------------
                                    1999       2000       2001        2001
                                 ---------- ---------- ---------- -------------
                                        (billions of yen)         (millions of
                                                                  U.S. dollars)
Expansion and improvement of
 services:
  Fixed-line telephone.........  (Yen)1,129 (Yen)  931 (Yen)  776    $ 6,312
  Mobile.......................         571        561        679      5,520
  ISDN.........................         153        198        248      2,014
  Leased circuit...............          79        103         82        663
  Data communications
   facility....................         163        177        124      1,004
Research and development.......         200        103        100        816
Construction, improvement and
 renovation of office building,
 etc...........................         793        656        657      5,345
                                 ---------- ---------- ----------    -------
  Total........................  (Yen)3,088 (Yen)2,729 (Yen)2,666    $21,674
                                 ========== ========== ==========    =======

  NTT Group is shifting its capital investment strategy from investment in infrastructure to investment in demand-oriented customer services.

  In the regional telecommunications businesses, NTT Group has been making timely investments in connection with the provision of IP networking services to support the increased demand in the information technology market, while achieving investment efficiency by prioritizing customer demands. With respect to fiber optic access, NTT Group has focused capital investment on business districts in order to respond to consumers' demands quickly.

  In the area of inter-prefectural and international telecommunications services, NTT Group has shifted its investment from existing voice services to Internet-related services, mainly in IP networking, platform businesses and international services.

  In the wireless telecommunications area, NTT Group has been engaged in various initiatives to respond to the increased demand for a more reliable wireless telecommunications network, and to launch new services such as FOMA, a third-generation mobile communications service.

  In the area of data communications businesses, NTT Group has been focusing its capital expenditures on systems integration and network system services.

  The amount of digital equipment used for telecommunications services was
(Yen)9,297 billion, (Yen)8,796 billion and (Yen)8,230 billion as at the end of fiscal 2001, 2000 and 1999, respectively, and the amount invested in fiber optic cables used for telecommunications service lines was (Yen)1,222 billion,
(Yen)1,179 billion and (Yen)1,086 billion as at the end of fiscal 2001, 2000 and 1999, respectively.

  Capital investments in fiscal 2002 will focus on the expansion of ISDN, OCN and mobile multimedia services and international networks in line with increased demand for the Internet. Since investment in fixed-line telephone services is projected to decrease in fiscal 2002, NTT Group expects total capital investments to decline in the coming year.

  As of March 31, 2001, NTT Group had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)465 billion (U.S.$3,782 million), principally reflecting capital investment expenditures for fiscal 2002. NTT Group expects to fund such commitments with cash provided by operating activities.

Reorganization

  On July 1, 1999, the relevant NTT business activities were transferred to NTT's wholly-owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law in June 1997 (the "Revision Law"), NTT is required to hold all the shares of NTT East and NTT West. The supplementary provisions of the Revision Law provide that for the time being after the reorganization, NTT needs the Minister of PHPT's approval (subject to consultation with MOF) for the disposal of shares in NTT Communications. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shinetsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, other network services and data transmission services such as frame relay and OCN throughout Japan and commenced offering international telecommunications services on October 1, 1999. Also, in May 2001, NTT Communications began to offer intra-city telecommunications service in Tokyo, Osaka and Nagoya.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues consist of three categories. NTT receives:

  .  dividends from its subsidiaries;

  . payments for providing management services through contracts with its subsidiaries; and

  . payments for its fundamental research and development activities through contracts with each of its subsidiaries which use the results of the research and development activities.

  NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, for setting financial targets and for basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DoCoMo, NTT DATA and NTT meet from time to time to discuss strategy for NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is required to discuss with, or report to, NTT on certain fundamental business decisions such as matters that are required to be voted on at shareholder's meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of business plans.

  In connection with the reorganization, the amendments also provide, among other things, for NTT East and NTT West to enter into an arrangement by which NTT East may bear a portion of NTT West's expenses by payment of cash for the fiscal years ending within three years after the incorporation of NTT East. This arrangement will only be permitted as long as both NTT East and NTT West have the same fiscal year end. This arrangement in any one fiscal year is also subject to the requirement that NTT East must have earned a profit equal to or greater than the expenses it is proposing to share, and the amount of expenses to be shared must fall within a range provided by the Ministry of PHPT. Under this arrangement, because NTT East will pay a portion of NTT West's expenses if NTT East has profits and NTT West has losses, taxable income of NTT East will be decreased by the amount of expenses of NTT West paid by NTT East.

Other Subsidiaries and Affiliated Companies

  NTT Group has taken necessary measures to improve its operational efficiency as well as expand into new business areas. To meet these objectives, NTT has invested in both subsidiaries and affiliated companies. At March 31, 2001, NTT had 441 subsidiaries and affiliated companies.

  NTT transferred to its subsidiaries such services as telecommunications software and systems development, facility management and maintenance, equipment sales, and directory assistance, thus streamlining its labor force. Subsidiaries that assume these functions will provide services not only to NTT Group but also to third parties, creating the potential for new revenue sources. In addition, separate units are taking more responsibility, compared with when they were divisions of NTT, for the profit and loss of their operations. This provides a stronger incentive for the subsidiaries to boost revenues and cut costs. Arm's-length transactions within NTT Group will clarify expenses and contribute to a corporate culture that is highly cost conscious.

  As part of this effort, NTT established a wholly owned subsidiary, NTT COMWARE CORPORATION ("NTT Comware") (originally named NTT Communicationware Corporation), to provide a wide range of services to NTT and other clients. NTT Comware was established in April 1997 and commenced services in September 1997. NTT Comware offers a wide range of telecommunications-related services, such as the development, production, operation and maintenance of systems, software and related equipment. The subsidiary provides NTT Group with communications software and systems services to support its telecommunications business, as well as providing such services to other telecommunications operators. NTT Comware has about 9,000 employees and paid-in capital of
(Yen)20 billion as of March 31, 2001.

  Local-oriented operations such as line installation and repair work have been transferred to NTT-ME CORPORATION ("NTT-ME") and its affiliates (collectively, "NTT-ME Group"). NTT-ME Group also markets telecommunications equipment and provides facility management services. The number of employees of NTT-ME Group at March 31, 2001 was about 47,400. NTT-ME Group, in addition to upgrading overall telecommunications engineering services and improving operational efficiency, provides sophisticated multimedia services using fiber optic and system integration and outsourcing services, such as LANs/WANs design, installation, operation, maintenance and management.

  NTT Group announced its "NTT Group Three-Year Business Plan" on April 16, 2001. The main elements for rationalization in that plan are as follows:

  . Limiting the basic functions of NTT East and NTT West to strategic planning, plant planning, development of new services, and corporate marketing. Other functions such as order processing, maintenance and operations, and repairs will be outsourced to the NTT Group's companies to be formed and located throughout Japan, which will cover single or multiple prefectures,

  . In implementing the above policies, care will be taken to reduce personnel costs through the diversification of the employment and benefits system, including new retirement and re-employment packages responsive to diverse employee needs and life-styles, and

  . The reallocation of personnel from NTT East and NTT West to other companies in NTT Group will be further expanded. See "--Employee Reduction."

  In implementing this plan, a number of matters such as the number of employees to be assigned to these outsourced companies, the level of lump-sum allowance to be paid at the time of transfer, and the salary levels offered at these companies will have to be specifically addressed. Currently these matters are being discussed with the labor union and it is unclear how these matters will be resolved.

Competition

  The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including in the regional, long distance and wireless markets.

  The Telecom Business Law authorizes the Minister of PHPT to regulate two types of companies: Type I Carriers, such as NTT East, NTT West, NTT Communications and NTT DoCoMo, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers, for example, carriers which provide enhanced or VAN services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2001, there were 343 Type I Carriers and 9,006 Type II Carriers. NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. Certain of NTT's other subsidiaries are General and Special Type II Carriers. "Special Type II Carriers" provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communications services to the public through interconnections of public switched networks and leased circuits at each end and "General Type II Carriers" provide services other than Type I and Special Type II Carriers services.

  Certain competing NCCs have established microwave digital communications networks for their long-distance services. Other NCCs have access to nationwide rights-of-way along railways and utility lines and highways, which they have used to establish their own optical fiber digital networks. In the fall of 1987, several long-distance NCCs began offering telephone services to business and residential customers in the Tokyo-Nagoya-Osaka corridor, where most of the nation's large corporations have their head offices. These carriers have expanded their services to all prefectures and metropolitan areas in Japan. In fiscal 2000, NTT Group's share of telephone subscribers and ISDN services in inter-prefecture calls between all prefectures in Japan dropped from 58% to 55% based on the number of calls. NTT Communications' major competitors in the long-distance market are JT and KDDI. In addition to long-distance services, NCCs provide their customers with basic telephone, cellular telephone, PHS, leased circuit, digital data exchange and pocket pager services. The offerings of telecommunications services by NCCs are in various stages of development, with several large NCCs completing their networks and some only recently introducing their network services.

  Until recently, NTT Group faced little or no competition in the market for local telecommunications services. NTT Group has had one principal competitor for local services in the Tokyo metropolitan area: Tokyo Telecommunications Network, or "TTNet." At March 31, 2001, TTNet had 3.1 million subscribers. Until recently, NTT Group has had one principal competitor for local services in the Kyushu area of Japan, Kyushu Telecommunications Network, or "QTNet," which entered the local telephone market on April 1, 1999. In May 2001, JT and KDDI and other carriers entered the intra-city market.

  With the introduction of presubscription, or "MYLINE," service in May 2001, telephone and ISDN subscribers have been able to select a telecommunications company without dialing prefixes by registering with that service company. MYLINE service makes it easier for telephone subscribers to use a competing company, which allows for increased competition from other companies. With the introduction of MYLINE services, established telecommunications businesses, including NTT Group, began lowering rates as competition became more intense. As of August 2001, NTT Group's rates for subscriber telephone and ISDN services were roughly the same as the rates of NTT Group's primary competitors, KDDI and JT. Further price competition would negatively impact the revenues of NTT Group. Also with the introduction of MYLINE services, new telecommunications businesses offering low rates have entered the market. These businesses have taken away some of the market share, and it is possible that they will take away more.

  Recently, intense competition has started in the fixed-price Internet access market. Companies such as Yahoo Japan Corp. have started providing ADSL services. In addition, companies such as Usen Broadnetworks Corp. have started providing optical access services. Although NTT Group will make demand-oriented investments, insufficient demand for these services could result in a limited increase in revenues and investments made in building the fiber optic network may not be recovered.

  On October 1, 2000, DDI, KDD, and IDO merged to become KDDI. By offering integrated wireless, and regional, long distance and international telecommunications services on a large scale, the new company may be in a position to compete more effectively with NTT Group.

  In May 2001, England-based Vodafone Group acquired the 25% shareholding of JT which had been owned by the Japan Railway Group and AT&T. In June 2001, Vodafone acquired the 20% shareholding of JT which had been owned by British Telecom. As a result of these acquisitions, Vodafone Group has become the largest shareholder of JT with the ownership of 45% of its outstanding shares.

  NTT DoCoMo Group's competitors in the cellular market are KDDI group and J-Phone group. Despite intense competition, due mainly to the increased demand for its i-mode service, NTT DoCoMo Group increased its market share of cellular subscribers from 57.4% to 59.1% in fiscal 2001. Intense competition in the cellular market has led to rapid, substantial and sustained decreases in the prices for handsets, monthly access fees and usage charges for calls.

  NTT DoCoMo Group's competitors in the PHS market are DDI Pocket group and ASTEL group. DDI Pocket group is the leader among the three PHS group operators with approximately 53.5% of the market share of PHS subscribers. NTT DoCoMo had approximately 31.0% of the market share and ASTEL group had approximately 15.5% of the market share of PHS subscribers as of March 31, 2001.

  Competing Type II Carriers offer a wide range of services, including VAN, data processing and other services. Parent companies of many of these Type II Carriers include banks, trading companies, retailers, transportation companies and domestic and foreign computer and telecommunications equipment manufacturers.

  In recent years, the distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each other's markets through mergers and alliances. The interconnection with other operators, previously connected only through NTT's Zone Centers ("ZCs," or toll switching offices) ZCs, was realized in 1997 through NTT Group's GCs. TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time. CATV operators also provide telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators stepped up their activities in the Japanese market by obtaining necessary licenses and making other preparations.

  NTT Group believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications.

  For a discussion of the market shares of NTT Group's major services, see "-- Principal Business Activities."

Regulation

 General

  The Ministry of PHPT is the main regulatory body in Japan with responsibility for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo Group companies together with other Type I Carriers, defined as companies which provide telecommunications services through their own network facilities, are regulated by the Minister of PHPT under the Telecom Business Law in respect of various of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

  In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecom Business Law that opened the Japanese telecommunications services industry to competition came into effect. Since then, the Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

 The NTT Law

  The NTT Law, amended in June 1997, provides that the purpose of NTT is to hold all the shares of NTT East and NTT West and to ensure proper and stable provision of telecommunications services by NTT East and NTT West as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more, and restricts foreign ownership to less than one-fifth, of the total number of issued Shares. See "Item 10--Additional Information--Restrictions on Foreign Ownership." The supplementary provisions of the NTT Law provide that for the time being following the reorganization, NTT will need Minister of PHPT's approval (subject to consultation with MOF) for the disposal of shares in NTT Communications. The NTT Law also requires approval of the Minister of PHPT with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister of PHPT prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. NTT, NTT East and NTT West need Minister of PHPT's approval to: issue new Shares, convertible debentures or debentures with preemptive rights to acquire new Shares; change the articles of incorporation; and amalgamate or dissolve each company. Approval of Minister of PHPT is required for the disposition of profits of NTT. NTT East and NTT West need Minister of PHPT's approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are required to submit balance sheets, profit and loss accounts and business reports to the Minister of PHPT within three months after the end of its fiscal year. To carry out his supervisory function, the Minister of PHPT may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

  The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this report:

                                                                    NTT East
                                       NTT                          NTT West
                                (Holding Company)             (Regional Companies)
                          ------------------------------ ------------------------------
Obligatory Share-holding
 by the Government......  One-third or more              Prohibited
Issuance of new Shares..  Minister of PHPT approval(/1/) Minister of PHPT approval
Foreign ownership of      Less than one-fifth            Prohibited
 Shares.................
Appointment of directors
 and corporate
 auditors...............  Minister of PHPT approval      Unregulated
Change of the articles    Minister of PHPT approval(/2/) Minister of PHPT approval
 of incorporation.......
Disposition of profits..  Minister of PHPT approval(/1/) Unregulated
Business operating        Minister of PHPT approval(/1/) Minister of PHPT approval(/1/)
 plan...................

--------
(1)  Subject to consultation with MOF.
(2) Subject to consultation with MOF only when the total number of Shares will be changed.

 The Telecom Business Law

  The Telecom Business Law authorizes the Minister of PHPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers are subdivided into "Special Type II Carriers" that provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communications services to the public through interconnections of public switched networks and leased circuits at each end and "General Type II Carriers" that provide other services. Type I Carriers may also offer the same services provided by Type II Carriers. As of March 31, 2001, there were 343 Type I Carriers and 9,006 Type II Carriers.

  NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. NTT Communications and NTT DoCoMo Group companies are Type I Carriers, and certain of NTT Group's other subsidiaries are General and Special Type II Carriers.

  In accordance with agreements reached in February 1997 of basic telecommunications services negotiations under the auspices of the World Trade Organization, the Telecom Business Law was revised in June 1997. The Telecom Business Law was revised in part to remove the requirement that in connection with granting permission to an applicant to operate a Type I Carrier, MPT (currently the Minister of PHPT) must determine that the telecommunications business to be provided by such applicant is appropriate in view of the demand for such business within the relevant area and that the commencement of such business will not result in an oversupply of telecommunications lines in the relevant area. Restrictions on the proportion of total voting shares held by foreign nationals, which had been limited to one-third for Type I Carriers, were eliminated effective in February 1998 with the exception of NTT and KDD (the restriction on foreign ownership of KDD was abolished on July 30, 1998). See "Item 10--Additional Information--Restrictions on Foreign Ownership."

  The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                            Type I Carriers          Type II Carriers
                            ---------------  ---------------------------------
                                             Special Type II  General Type II
                                             ---------------  ---------------
   Government Regulation:
   a. Start-up of Services  Permission from  Registration     Notification to
                            the Minister of  with the         the Minister of
                            PHPT required    Minister of      PHPT required
                                             PHPT required

   b. Rates and Charges     Notification to  Notification to  Unregulated
                            the Minister of  the Minister of
                            PHPT required    PHPT required

   c. Foreign Capital       Unregulated(/1/) Unregulated      Unregulated
    Participation

--------
(1)  Except in the case of NTT where the restriction continues.

 The Law Amending the Telecom Business Law and other Laws

  The Law Amending the Telecom Business Law and other Laws (the "New Law") was passed by the Japanese Diet on June 15, 2001 and promulgated on June 22, 2001. A summary of the New Law follows:

  i) Purpose

    The New Law aims to promote fair competition in the telecommunications industry, including facilitation of the regulations for promoting market competition (referred to as the "Asymmetric Regulations"), facilitation of the wholesale telecommunications services system, establishment of a telecommunications business dispute resolution panel, and facilitation of the system to provide universal service, as well as approval for NTT East and NTT West to operate additional lines of businesses.

  ii) Components of the New Law

  a. Facilitation of the Asymmetric Regulations

    The New Law provides for the introduction of regulations preventing and eliminating anti-competitive acts by dominant telecommunications operators. The regulations also provide for a change in the regulation of interconnection agreements for non-dominant telecommunications operators from an approval system to a notification system and for dominant mobile operators from an approval system to a notification and announcement system.

  b. Facilitation of a Wholesale Telecommunications Services System

    In order to give telecommunications operators more flexibility in constructing networks, the New Law provides measures for strengthening the system for providing telecommunications services exclusively to telecommunications businesses of telecommunications operators (wholesale telecommunications services), separate from the providing of telecommunications services to general users.

  c. Establishment of a Telecommunications Business Dispute Resolution Panel

    In order to speedily and efficiently resolve disputes between telecommunications operators relating to such matters as interconnection of telecommunications facilities, the New Law provides measures for the establishment of a telecommunications business dispute resolution panel in the Ministry of PHPT (such as a deliberations council based on Article 8 of the National Government Organization Law); this panel is to be organizationally independent of the Ministry of PHPT's authorization divisions.

  d. Facilitation of the System for Ensuring Universal Service

    In order to ensure that universal service (basic telecommunications service) is provided, the New Law provides measures for establishing a system whereby telecommunications business operators bear a portion of the costs for providing such services.

  e. Expansion of the Scope of Business for the Regional Companies

    In order to give NTT East and NTT West more freedom in their operations, the New Law provides measures for allowing NTT East and NTT West to receive approval from the Minister of PHPT to provide additional telecommunications services and other services that utilize the companies' facilities, technology and personnel, provided that the addition of such services does not hinder the performance of regional telecommunications services or cause difficulties in ensuring fair competition in the telecommunications business.

  f. Other Measures

    The New Law provides measures for facilitating the construction of lines. The law also amends the NTT Law by providing for: relaxed restrictions limiting foreign ownership of NTT shares from one-fifth of the total to one-third; a special exemption for new issues of NTT shares (for the time being, until the number of new issued shares reaches the number stipulated by ordinance of the Ministry of PHPT, NTT will be permitted to issue new stock without having to receive approval from the Minister of PHPT, provided that it files a report of such issue); abolition of the approval requirement relating to disposition of NTT Communications shares owned by NTT; and facilitation of other provisions.

  The New Law is to be implemented within six months of its promulgation, on a day to be stipulated by cabinet order. However, provisions relating to facilitation of the system for ensuring universal service are to be implemented within one year of promulgation, on a day to be stipulated by cabinet order; and those provisions relating to the establishment of a telecommunications business dispute resolution panel that have the approval of both houses of the Japanese Diet were implemented on the day of promulgation.

 Rates

  Historically, Type I Carriers established their rates in conformity with guidelines established by the advisory committee to MPT (currently the Minister of PHPT). Basically, these guidelines provided for the establishment of rates that would be reasonable for the society as a whole and that would produce estimated revenues in an amount equal to the "total cost" of each of the telecommunications services offered by each Type I Carrier. In May 1995, the Telecom Business Law was revised to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of changes in their rates if such rates fall within the categories of rates designated in ordinances issued by the Ministry of Posts and Telecommunications (currently the Ministry of PHPT) as those which would have relatively less impact on users' interests if they were to be changed. The revised law became effective in October 1995. In December 1996, further revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications rates for such services as cellular telephones, PHS and pocket pagers.

  In order to further promote competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Under the revised Law, Type I Carriers need not obtain approval from the Minister of PHPT but only notify the Minister of PHPT of their rates except in the case of certain services to be provided by such carriers with "designated telecommunications facilities." In addition, under the revised law Type I Carriers with "designated telecommunications facilities" became subject to a price-cap system for telephone subscriber services, ISDN services and leased circuit services provided within prefectures. Certain facilities of NTT East and NTT West have been designated as "designated telecommunications facilities" due to their dominant position in the regional telecommunications market.

  Under the price-cap system, the price-cap is based on an index which represents a percentage of current rates. The index is fixed annually by the Minister of PHPT. As long as the proposed rates of a Type I Carrier with "designated telecommunications facilities" do not exceed the amount that would be allowed under the price-cap, such carriers will not need to obtain approval from the Minister of PHPT but only need to notify the Minister of PHPT of their rates. Rates in excess of the amounts that would be allowed under the price-cap will require the prior approval of the Minister of PHPT. The index equals the Consumer Price Index in Japan less a productivity factor and an exogenous factor.

  On June 21, 2000, MPT notified NTT East and NTT West of such index for the one-year period commencing on October 1, 2000. The index for telephone subscriber services, ISDN services and other services was set at 97.8, and the index for leased circuit services was set at 97.6, with a base index of 100.0 being the prices of these services as of April 2000.

  On June 28, 2001, the Minister of PHPT notified NTT East and NTT West of such index for the one-year period commencing on October 1, 2001. The index for telephone subscriber services, ISDN services and other services was set at 95.5, and the index for leased circuit services was set at 95.1, with a base index of 100.0 being the prices of these services as of April 2000.

  Certain subsidiaries of NTT are Type II Carriers and are treated differently than NTT East and NTT West for rate making purposes. Special Type II Carriers must notify the Minister of PHPT prior to putting new rates into effect. General Type II Carriers are unregulated with respect to rates.

  For a discussion of rates currently applied to NTT Group's telephone and ISDN services, see "--Principal Business Activities."

 Interconnection

  In February 1995, NTT announced its basic approach to the opening of its networks to other carriers in order to promote competition and to further develop information telecommunications. In principle, NTT allows all other carriers wishing to establish interconnections to NTT's network to do so, provided that NTT is compensated in a fair manner. Further, in September 1995, in order to promote competition in the regional telecommunications field, NTT announced implementation of the interconnections of local switches and subscriber lines.

  Since then, NTT has held active discussions with other operators seeking to use its networks. The interconnection with other operators, previously connected only through NTT's ZCs was realized in 1997 through NTT's GCs. TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time.

  In June 1997, the Japanese Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt, and reasonable interconnections. The revision requires that every Type I Carrier, such as NTT East and NTT West, must agree to the request of other telecommunications carriers to access its network through interconnection, subject to certain limited exceptions. Limitations on access may be based only on the maintenance of network integrity, unreasonable injury to the interests of the Type I Carrier or such other reasons as the Minister of PHPT determines to be proper. In addition to this general requirement, every Type I Carrier maintaining a "designated telecommunications facility" (defined as a telecommunications facility to be installed by a Type I Carrier in a region where the Type I Carrier provides in excess of a percentage of telecommunications services as designated by the Minister of PHPT) is required to submit each interconnection tariff and conditions of interconnection to the Minister of PHPT for approval. Currently, NTT East and NTT West are the only Type I Carriers obliged to make this submission. The Minister of PHPT will issue approval if the technical requirements at standard points of interconnection and interconnection charge by individual function are specified correctly and distinctly, the interconnection conditions are not disadvantageous as compared to the conditions the Type I Carrier would impose to connect its own telecommunications facilities and there is no unfair discrimination against any particular telecommunications carrier. Each Type I Carrier installing a "designated telecommunications facility" is required to publish each interconnection tariff in accordance with rules promulgated by the Minister of PHPT, to compile and publish accounts concerning the income and disbursements relating to interconnections to its "designated telecommunications facilities" and to recalculate its interconnection rates annually so that they are "fair and impartial" as defined under the Telecom Business Law, in light of the costs as calculated in such accounts. The revised Telecom Business Law became effective in November 1997.

  Following the revision to the Telecom Business Law, the Ministry of PHPT designated certain telecommunications facilities as "designated telecommunications facilities" in December 1997. Certain of NTT's facilities for its regional telecommunications services were designated as the "designated telecommunications facilities" due to NTT's dominant position in the regional telecommunications market. NTT East and NTT West are subject to the special rules mentioned above applicable under the revised Telecom Business Law.

  In November 1998, NTT submitted its interconnection tariffs to MPT for approval in connection with its "designated telecommunications facilities" now operated by NTT East and NTT West, including, principally, local exchanges, and these tariffs were approved in January 1999.

  In May 1998, the U.S. Government and the Government of Japan issued a status report in which the Government of Japan expressed its intention to introduce "Long-run Incremental Cost Methodology" for setting interconnection charges and introduction of Long-run Incremental Cost Methodology was decided.

  A study group for Long-run Incremental Cost Methodology of the Ministry of Posts and Telecommunications on September 20, 1999 announced a technology model for Long-run Incremental Cost Methodology. The model contains two alternative assumptions with respect to the recovery of costs for a portion of switch equipment, referred to as feeder remote terminals. Under one assumption, referred to as "Model Case A," these costs would be charged through interconnection rates. Under the other assumption, referred to as "Model Case B," these costs would be recovered through monthly charges.

  In February 2000, the "Telecommunications Council," an entity created by MPT for the purpose of making recommendations on telecommunications policy and regulation, submitted to MPT its report, in which it stated that it would be appropriate to adopt Model Case A for the time being, and to leave Model Case B for consideration in the future as there was no consensus in Japan on raising users' monthly charges. The report also stated that it would be appropriate to implement the recommended Long-run Incremental Cost Methodology based on the Model Case A in as short a period as possible, although it would be necessary to allow for an introductory period, since there would be a serious adverse effect on the operations of NTT East and NTT West if Model Case A were to be adopted immediately.

  At the end of March 2000, an amended Telecom Business Law bill that provided for the introduction of the Long-run Incremental Cost Methodology was submitted to the Japanese Diet, and the law was enacted on May 19, 2000. Both houses of the Japanese Diet also adopted a supplementary resolution, which provided that care be taken so that there would be no adverse effect on: providing universal service, the operations of NTT East and NTT West, and user charges, and that the selection, application, and implementation of a model be handled with great care so that costs of investment can be recovered effectively and accurately. The supplementary resolution also provided that a thorough examination be made of the effectiveness of this method of regulation itself, which in many foreign countries is only partially implemented, and that any necessary changes be made. The Minister of PHPT is to issue an order relating to the specific method of calculation to be used under the amended Telecom Business Law.

  The Government of Japan and the U.S. Government had not been able to reach an agreement on the introduction of Long-run Incremental Cost Methodology based rates at the Japan-U.S. talks on Deregulation and Competitive Policy which had been held through March 2000. However, in July 2000, as part of continued discussions, the Government of Japan and the U.S. Government agreed, among other things, on such introduction. In particular, the Government of Japan and the U.S. Government agreed that:

  (i) interconnection rates would be reduced 22.5% for GCs interconnection and 60.1% for ZCs interconnection in comparison to the fiscal 1999 rates to be phased in over three years, between fiscal 2001 and fiscal 2003;

  (ii) in regard to the above reductions, by the end of fiscal 2002, NTT would frontload and implement rate reductions, including decreasing rates by 80% for both ZC exchange and GC-ZC transmission and by 70% for GC exchange in comparison to the model interconnection rates based on estimates of the traffic data from fiscal 2000. Based on these plans, by the end of fiscal 2002, GC rates are expected to decline by 20% and ZC rates are expected to decline by 50% in comparison to the fiscal 1999 rates; and

  (iii) by the end of 2002, the Ministry of PHPT will complete a study on the revision of the model and the treatment of Model Case B, and the Government of Japan and the U.S. Government would further discuss interconnection rates for fiscal 2003.

  As a result of the agreement reached between the Government of Japan and the U.S. Government, it is estimated that fiscal 2001 revenues of NTT East and NTT West were reduced by approximately (Yen)52 billion (representing a decrease in revenues of (Yen)26 billion for each of NTT East and NTT West); fiscal 2002 revenues of NTT East and NTT West would be reduced by approximately (Yen)89 billion (representing a decrease in revenues of (Yen)45 billion for NTT East and a decrease in revenues of (Yen)44 billion for NTT West); and fiscal 2003 revenues of NTT East and NTT West would be reduced by approximately (Yen)107 billion (representing a decrease in revenues of (Yen)55 billion for NTT East and a decrease in revenues of (Yen)52 billion for NTT West). For these three fiscal years, the decrease in revenues of NTT East and NTT West is expected to be (Yen)248 billion (representing a decrease in revenues of (Yen)126 billion for NTT East and a decrease in revenues of (Yen)122 billion for NTT West).

  The Ordinance of the Ministry of Posts and Telecommunications (pertaining to regulations regarding interconnection rates) stipulating a specific method for calculating rates, based on the amended Telecom Business Law, as well as interim measures for fiscal 2001 to fiscal 2003, took effect in November 2000.

  In December 2000, in light of the implementation of the amended Telecom Business Law and of the U.S.-Japan agreement, NTT East and NTT West petitioned the Government to be allowed to reduce their interconnection rates. Specifically, interconnection rates for GCs would be reduced by 14.8% from the levels in fiscal 1999, and interconnection rates for ZCs would be reduced by 36.1%. The companies also petitioned for three years of reduced rates, through fiscal 2003.

  These new rates were approved by the Minister of PHPT in February 2001; the new rates for fiscal 2001 were applied retroactively, starting from April 2000.

  At present, with regard to a review of cost models, a study group formed in September 2000 for the Ministry of PHPT has been studying a review of the subscriber line model, estimations of lives of facilities, and determination of non-traffic sensitive costs ("NTS costs"). The group is aiming to announce proposals for revision in December 2001.

Other Regulatory Developments

  The following events represent major recent regulatory developments in the telecommunications field.

  Following the recommendations of the Telecommunications Council, in June 2001 an amendment to the Telecom Business Law passed the Japanese Diet, which will become effective by the end of 2001. The changes in the amendment include, among other things:

  .  the development of the Asymmetric Regulations;

  . the introduction of a new regulatory scheme to prevent and prohibit major telecommunications carriers from engaging in unfair competition and to require those who have category II designated telecommunications facilities to establish, notify and disclose their interconnection tariffs;

  .  the relaxation of regulations applicable to non-dominant carriers;

  .  the introduction of the wholesale telecommunications services system;

  . the establishment of a panel for resolution of disputes between telecommunications carriers; and

  .  a scheme to ensure universal service.

  In addition to the provisions included in the amendment to the Telecom Business Law, several other changes have been recommended by various governmental bodies.

  Following the recommendations of the Regulatory Reform Committee, the Government, on March 30, 2001, launched the Three-Year Program for Promoting Regulatory Reform. In relation to telecommunications, it stated, in addition to the changes reflected in the amendment to the Telecom Business Law referred to above, that it would commence consideration of revisions to the regulatory division of the types of telecommunications businesses (i.e., Type I and Type II General and Special categories), it would consider measures to enable one carrier to use another's network, and that the Fair Trade Commission would publish a guideline concerning the Antimonopoly and Fair Trade Maintenance Act (the "Antimonopoly Law") in the telecommunications area. The Regulatory Reform Committee was terminated on March 31, 2001 and the General Regulatory Reform Council, a body established under the Cabinet Office, has assumed the responsibility for promoting regulatory reform.

  Both the "Three-Year Program for Promoting Regulatory Reform" and the "e-Japan priority policy program" commenced on March 29, 2001 by the IT Strategy Headquarters of the Government of Japan stated that the Government of Japan expects NTT to establish a voluntary action plan for promoting competition, including:

  .  further rationalization of NTT East's and NTT West's operation;

  .  further opening of NTT Group's local network; and

  . realization of competition within NTT Group by decreasing NTT's ownership percentage in NTT DoCoMo and NTT Communications.

  NTT has not completed or announced any plans in response to the Government's foregoing expectations at the present time.

  Issues to be discussed in the Information and Telecommunications Council (formerly, the "Telecommunications Council") include the Government ownership percentage in NTT and a method for calculating and sharing the cost of universal service.

  Presubscription which enables telephone subscribers to use the telecommunications service provider of their choice without dialing prefixes by prior selection of and registration with such service provider was introduced in May 2001.

  The Telecommunications Council issued a report in December 1996 where the Telecommunications Council decided to take steps to introduce local number portability during fiscal 2001. Number portability will enable telephone subscribers to change their telephone companies without changing their phone numbers as long as they do not change their addresses. In response to the report, MPT publicized its study group's reports (a) in May 1998 regarding the realization of number portability and (b) in March 1999 regarding the division of costs in implementing this new system. Based on these reports, MPT amended part of a ministerial ordinance under the Telecom Business Law in August 1999. Local number portability was introduced in March 2001.

Global Businesses

  In June 1997, the Japanese Diet passed amendments to the NTT Law, which for the first time allowed NTT Group to enter the international telecommunications business and provide global end-to-end services. In September 1997, NTT Group commenced offering these services, which were limited initially to data communications services provided to multinational corporations. NTT Group began offering global end-to-end telecommunications services, including voice, on a full-scale basis on October 1, 1999. These services are provided by NTT's subsidiary, NTT Communications. NTT Group is conducting its global telecommunications activities under the name "Arcstar." As of March 31, 2001, NTT Group's Arcstar-brand global communications services were provided in over 50 cities worldwide.

  Recently, NTT Group has been focusing on the high-growth areas of mobile communications, IP networks and IP service platforms, and is expanding into U.S. and European markets from its Asian base.

  In September 2000, NTT Communications acquired Verio, and Verio and other foreign strategic partners are now playing a central role in NTT Communications' efforts to develop its own Global IP Network, which NTT plans will offer broadband IP connectivity throughout the major markets of Japan, the North America, Asia, and the Europe. In addition, NTT Communications is aiming to become a "global IP company," responding to the needs of multinational corporations in a borderless world by developing overseas data centers and providing such high value-added services as assisting companies to fully outsource the construction and maintenance of their information and telecommunications networks.

  NTT DoCoMo has established strategic partnerships with AT&T Wireless in the U.S., KPN Mobile in the Europe, and Hutchison Telephone Company and KG Telecom in Asia, and is moving to expand further its network of overseas strategic partnerships, mainly in Asia. By sharing its successful i-mode and preceding next-generation mobile phone technology and know-how with strategic overseas partners, NTT DoCoMo is promoting the rapid worldwide diffusion of convenient mobile Internet services, as well as the development of the W-CDMA format as a common platform for this purpose.

  NTT Communications, NTT DoCoMo, NTT DATA and other NTT Group companies will combine their strengths to capture a significant share of the rapidly growing Internet-related market, and expect to engage in the necessary partnering and alliances to promote globally IP platform businesses such as application service providers ("ASP") and data centers.

  NTT Group global businesses are as follows:

  (i) NTT East and NTT West

  NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide Thai Telephone & Telecommunication Public Co., Ltd. ("TT&T") with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. As of December 2000, the total number of telephone lines in service reached 1.2 million. Prior to the reorganization, NTT had made cumulative investments worth U.S.$180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT West designates three board members and holds an 18% ownership interest in TT&T.

  In July 1995, NTT agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that will install 400,000 telephone lines in central Java. This installation was completed in August 1999. NTT, as a member of a consortium formed with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15% of the total equity of the joint venture company, Mitra Global

Telekomunikasi Indonesia ("MGTI"). The aggregate amount of investment is U.S.$31.8 million. At the reorganization, this investment was transferred from NTT to NTT East.

  In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation ("VNPT") jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The project will construct 240 thousand telephone exchange lines for an investment of approximately U.S.$200 million. At the reorganization, this investment was transferred from NTT to NTT East.

  (ii) NTT Communications

  In March 1995, NTT signed an agreement with Smart Communications Inc. ("Smart"), a Philippine telecommunications operator providing mobile and international telecommunications, to provide technical assistance in its local telephone operations. NTT Group originally acquired a 15% interest in Smart for U.S.$123 million. In March 1999, NTT raised its interest in Smart to 37% by purchasing Smart shares from First Pacific Company Limited ("FPC") for U.S.$149 million acquiring newly issued shares for U.S.$65 million and exercising convertible bonds. After the transaction, NTT's total investment in Smart was U.S.$372 million. Smart is the largest mobile service provider in the Philippines with a market share of over 40%. In March 2000, Smart became a 100% subsidiary of Philippine Long Distance Telephone Company ("PLDT"), the Philippine's largest telecommunications carrier.

  In August 1997, NTT signed a contract with the Government of Sri Lanka and Sri Lanka Telecom Ltd. ("SLT") to become a strategic partner of SLT. NTT invested U.S.$225 million in SLT, acquiring a 35% interest in SLT. At the reorganization, this investment was transferred from NTT to NTT Communications and an NTT Communications executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka.

  In September 1997, NTT invested U.S.$100 million to acquire a 12.5% stake in Teligent, a fixed wireless access carrier in the United States. This investment reflected management's belief in the growth prospects of the U.S. market and the potential strength of Teligent when combined with NTT Group's managerial and technical support. As of April 2001, NTT's stake was 7.9%. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia ("STT"), Singapore Power ("SP") and British Telecom ("BT"), won licenses from the Telecommunication Authority of Singapore ("TAS") to provide public basic telecommunications services (both domestic and international) and public cellular mobile telephone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched the services in April 2000.

  In August 1998, NTT with the Beijing Telecommunications Administration ("BTA") established a joint venture, Beijing Telecom NTT Engineering Co., Ltd. ("BNTE"). BNTE started operations from September 1998, providing a system integration service mainly in the area of Beijing. The capital of the new company is U.S.$3 million, of which U.S.$1.47 million, a 49% stake, was provided by NTT. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In July 1999, NTT Communications reached an agreement with CCT Telecom Holdings Limited ("CCT Telecom") to acquire a 49% stake in HKNet Company Limited ("HKNet"), a major Internet service provider ("ISP") in Hong Kong. The amount of the investment is U.S.$16 million. NTT Communications has the right to designate two directors to HKNet and participate in the company's management. The two companies are forming a strategic partnership to jointly provide various IP-related services, such as an internet protocol virtual private network ("IP-VPN"), in Hong Kong and use the joint venture to enrich services for corporate users being provided by NTT Communications group under the "Arcstar" brand. In October 2000, NTT Communications purchased additional shares in HKNet from CCT Telecom and newly issued shares from HKNet. As a result,

NTT Communications' stake in HKNet rose from 49% to 79%. As a result of this partnership with NTT, HKNet will be able to expedite the expansion of its IP business by combining HKNet's competitive edge in providing Internet solutions, such as Digital Business Data Center, with NTT Communications' global foothold in the IP field.

  In September 1999, NTT Communications, which was assigned Smart's shares by NTT, reached an agreement with PLDT, and FPC, PLDT's major shareholder, to acquire a 15% stake in PLDT. Pursuant to the agreement, NTT Communications exchanged all of its shares in Smart for new common shares of PLDT. PLDT issued new PLDT common shares to Smart's shareholders representing 22.5% of PLDT's common share capital after the exchange of shares. NTT Communication's interest in Smart accounted for 7.8% of the enlarged share of capital of PLDT. NTT also simultaneously subscribed for newly issued PLDT common shares for approximately U.S.$358 million representing 7.2% of the enlarged common share capital of PLDT. Also, under the agreement, the FPC group's 56% share ownership of Smart was converted into new common shares of PLDT. As a result of the investment, NTT Communications was given the right to appoint two directors.

  In November 1999, NTT Communications signed an agreement with Australia-based Davnet Limited ("Davnet") to provide high-quality network services to corporate customers (in particular multinational customers) in Australia. Under the terms of the agreement, NTT Communications obtained a 49% stake in Davnet Telecommunications Pty Ltd. ("Davtel"), a subsidiary of Davnet, after the reorganization of the Davnet Group. The total size of the transaction is approximately U.S.$78 million. Davtel provides various IP-based services in the Australian market. Under the agreement, NTT Communications has the right to designate two directors to Davtel to participate in its management.

  In February 2000, NTT Communications signed an agreement with AT&T to acquire 15% interest in AT&T Global Network Services-Japan LLC ("AGNS-Japan"), a wholly owned subsidiary of AT&T. NTT Communications invested U.S.$50 million and allows AGNS-Japan to use the NTT Communications logo with the AGNS-Japan logo in Japan. NTT Communications and AT&T will jointly develop and enhance network outsourcing services through AGNS-Japan. NTT Communications holds two seats on the board of directors of AGNS-Japan.

  In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio, a U.S. Internet solution provider, pursuant to which NTT Communications would acquire a majority of the shares of Verio at a price of U.S.$60 per share of common stock through a tender offer and the U.S. subsidiary of NTT Communications would thereafter be merged into Verio. The transaction is valued at approximately U.S.$5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

  In June 2000, NTT Worldwide Telecommunications Corporation, a wholly-owned subsidiary of NTT Communications, and Korea Telecom ("KT") concluded an Arcstar Service Agreement. Under this agreement, KT is to provide and market Arcstar global managed services in South Korea, thereby enabling a wider distribution of these services.

  In November 2000, NTT Communications and China Telecommunications Corporation ("China Telecom") concluded a memorandum of understanding regarding a business alliance for global telecom services. Under the business alliance, the two companies are to exchange their personnel and opinions regarding technology and business operations and are to provide their multinational customers with seamless services between China and Japan by enriching network service menus.

  In January 2001, NTT Communications signed an agreement with Shin Corporations Public Company Limited ("SHIN"), a Thai telecom conglomerate, to establish ArcCyber Company Limited ("ArcCyber"), a joint venture company for data center services in Thailand. Each partner obtained a 47.5% stake in the joint venture, while Saha Pathana Inter-Holding Public Company Ltd. and its subsidiary, acquired a 5% stake. The capital of ArcCyber is U.S.$17 million, of which U.S.$8 million was provided by NTT Communications. NTT Communications also invested U.S.$5 million and took a 40% stake in Shineedotcom Company Ltd., a subsidiary of SHIN. ArcCyber launched data center services in July 2001.

  (iii) NTT DoCoMo

  In November 1998, NTT DoCoMo acquired an interest in a Brazilian cellular phone holding company Tele Sudeste Celular Participaces S.A. ("Tele Sudeste") through a consortium of investors including Telefonica de Espana S.A., Iberdorola S.A. and Itochu Corporation. The consortium owns approximately 47% of the voting shares of Tele Sudeste. NTT DoCoMo invested (Yen)10.4 billion and its participation in the consortium is equal to 7%. Tele Sudeste owns companies that provide cellular services in Rio de Janeiro and Espirito Santo.

  In December 1999, NTT DoCoMo reached an agreement and signed a share purchase agreement with Hutchison Whampoa Limited ("Hutchison") to acquire a 19% ($410 million) equity participation in HTCL, a Hong Kong company that operates a cellular telephone business in Hong Kong under the Hutchison Whampoa Group, a Hong Kong-based conglomerate. In May 2001, NTT DoCoMo reached an agreement with Hutchison to acquire an additional 6.4% ($30.44 million) stake in HTCL, which raised NTT DoCoMo's total equity participation in HTCL to 25.4%. NTT DoCoMo is involved in the management of HTCL through technical support relating to the development of IMT-2000 and mobile multimedia services and the designation of two board members.

  In July 2000, NTT DoCoMo reached an agreement to invest approximately U.S.$3.8 billion for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe.

  In July 2000, NTT DoCoMo reached an agreement with KPN Mobile and Hutchison regarding a joint investment in Hutchison 3G UK, a UK company which acquired an IMT-2000 license for the United Kingdom. In September 2000, NTT DoCoMo acquired 20% of the voting shares of Hutchison 3G UK at an approximate price of U.S.$1.7 billion. In addition, KPN Mobile purchased 15% of the voting shares of Hutchison 3G UK. NTT DoCoMo expects its investment in Hutchison 3G UK to enable it to deploy IMT-2000 and multimedia services in the United Kingdom. NTT DoCoMo participates in the active management of Hutchison 3G UK including its involvement in human resources and technical support.

  In November 2000, NTT DoCoMo agreed to invest approximately U.S.$528.5 million for a 20% equity stake in KG Telecom. Through their business alliance, NTT DoCoMo and KG Telecom hope to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology. At the same time, NTT DoCoMo and KG Telecom signed a memorandum of understanding to explore establishing a joint venture which would provide mobile Internet services in Taiwan based on NTT DoCoMo's i-mode technology and business model. In June 2001, NTT DoCoMo agreed to increase its equity stake in KG Telecom by purchasing additional shares worth up to approximately U.S.$54.3 million, which raised NTT DoCoMo's total equity participation in KG Telecom to 21.4%. The increased investment will pave the way for the early deployment of i-mode and 3G services in the Taiwanese market.

  In January 2001, NTT DoCoMo and KPN Mobile entered into a memorandum of understanding in which they finalized the key terms of their relationship, setting up a joint venture which consolidates mobile data businesses of KPN Mobile, E-Plus (Germany) and KPN Orange (Belgium). KPN Mobile and NTT DoCoMo will hold a 75% and a 25% equity interest respectively.

  Moreover, NTT DoCoMo, KPN Mobile N.V. and Telecom Italia Mobile ("TIM") have also agreed to jointly study and develop pan-European mobile Internet business and have entered into a three party memorandum of understanding to this effect.

  In January 2001, NTT DoCoMo completed an investment of approximately U.S.$9.8 billion by purchasing the equivalent of 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.7 million shares of AT&T Wireless tracking stock at U.S.$35 per share. The investment was undertaken in order to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market.

  In March 2001, NTT DoCoMo and Walt Disney Internet Group (Japan), a Japanese division of Walt Disney Company of the United States, signed a memorandum of understanding to jointly study the introduction of Disney content to the overseas mobile Internet market.

  (iv) Other Initiatives

  Since April 1996, NTT has been given the opportunity to take part in Malaysia's Multimedia Super Corridor ("MSC") project, a national project of Malaysia calling for the creation and development of a global multimedia hub for the 21st century. NTT participated in designing the master plan of the project. NTT was awarded "MSC Status" by the Malaysian Government, which provides NTT Group with certain financial and non-financial incentives, such as an exemption from Malaysian income taxes and the ability to employ certain foreign workers. In September 1997, NTT established NTT MSC Sdn. Bhd., a wholly owned subsidiary which carries out telecommunications businesses in Malaysia and serves as the center of research and development activities for the Asian region. NTT Group also contributes to the development of Malaysia's telecommunications industry through technology transfer and human resources development, including the dispatch of instructors to the newly established Multimedia University. After the reorganization, this project is being managed by NTT Communications.

  In June 1997, NTT established the Asian Multimedia Forum ("AMF") with leading telecommunications services providers and Internet services providers. The AMF aims to promote acceptance and development of multimedia services, applications and technologies in Asia. The AMF is a non-profit organization, and open to the entities and individuals who share the same goal of promoting the acceptance and implementation of multimedia services/applications/technologies in Asia. As of June 2001, fifty organization companies, vendors, traders and other interested parties mainly from the Asia-Pacific region have joined the AMF. After the reorganization, NTT Communications became a member of the AMF.

  NTT Communications participates in international consortia for the construction and maintenance of the "China-U.S. Undersea Fiber Optic Cable Network" and the "Japan-U.S. Cable Network." Both networks will be the world's largest class submarine fiber optic cables linking Japan and other Pacific Rim countries.

Procurement

  As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today's rapidly advancing information and communications fields, NTT Group is making every effort to increase management efficiency to provide superior services to its customers. To realize this goal, NTT Group conducts its procurement in an open and transparent manner, taking into account its business needs, provides non-discriminatory and competitive opportunities to both domestic and foreign suppliers, and conducts global and market-driven procurement of competitive products.

  NTT Group provides procurement information via its Internet homepage and always welcomes access from competitive suppliers worldwide.

Property, Plants and Equipment

  The properties of NTT Group consist principally of plants and equipment used to provide nationwide telecommunications services and are generally in good operating condition.

  As of March 31, 2001, the gross book value of NTT Group's property, plants and equipment was (Yen)33,322 billion (U.S.$271 billion), consisting of telecommunications equipment (mainly central office equipment, including switching equipment) (38.5%); telecommunications service lines (35.9%); buildings and structures (16.1%); machinery, vessels and tools (vehicles, office equipment, furniture, etc.) (5.8%); land (2.3%); and construction in progress (1.4%). Substantially all of the important communications facilities are in buildings owned by NTT Group.

  NTT Group's network is constantly in the state of being modernized and is expected to be adequate for current operations. In recent years, NTT has upgraded its telecommunications plants and equipment with digital transmission and switching equipment. On December 17, 1997, NTT's domestic telecommunications network was completely digitized. NTT Group will provide more effective and advanced services and plans to expand fiber optic cables in the access network. As indicated under "Capital Investments," NTT Group is shifting capital investment strategy from investment in infrastructure to investment in demand-oriented customer services.

ITEM 5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

  Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still on-going, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications services market. See "Item 4-- Information on the Company--NTT Group" and "Item 4--Information on the Company--Regulation" for information as to the current and possible future impact on NTT Group and its results of operations.

  In June 1997, the Japanese Diet passed amendments to the NTT Law which implement a plan proposed by MPT and accepted in principle by NTT, to reorganize NTT. See "Item 4--Information on the Company--Reorganization" and "Item 4--Information on the Company--NTT Group." On July 1, 1999, the relevant NTT business activities were transferred to NTT's respective wholly-owned subsidiaries, NTT East, NTT West and NTT Communications.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues are dividends from its subsidiaries; payments for providing management services through contracts with its subsidiaries; and payments for its fundamental research and development activities through contracts with each of its subsidiaries which use the results of the research and development activities.

  The costs of implementing the reorganization have not been material to NTT Group's financial position or results of operations.

  In June 1997, the Japanese Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt and reasonable interconnection.

  The Government of Japan and the U.S. Government had not been able to reach an agreement on the introduction of Long-run Incremental Cost Methodology based rates at the Japan-U.S. talks on Deregulation and Competitive Policy which had been held through March 2000. However, in July 2000, as part of continued discussions, the Government of Japan and the U.S. Government agreed, among other things, on such introduction. In particular, the Government of Japan and the U.S. Government agreed that:

  (i) interconnection rates would be reduced 22.5% for GC interconnection and 60.1% for ZC interconnection in comparison to the fiscal 1999 rates to be phased in over three years, between fiscal 2001 and fiscal 2003;

  (ii) in regard to the above reductions, by the end of fiscal 2002, NTT would frontload and implement rate reductions, including decreasing rates by 80% for both ZC exchange and GC-ZC transmission and by 70% for GC exchange in comparison to the model interconnection rates based on the estimates of traffic data from fiscal 2000. Based on these plans, by the end of fiscal 2002, GC rates are expected to decline by 20% and ZC rates are expected to decline by 50% in comparison to the fiscal 1999 rates; and

  (iii) by the end of 2002, the Ministry PHPT would complete a study on the revision of the model and the treatment of an alternative model under which the recovery of a portion of switch equipment, referred to as feeder remote terminals, would be recovered through monthly rates rather than through interconnection rates, and the Government of Japan and the U.S. Government would further discuss interconnection rates for fiscal 2003.

  As a result of the agreement reached between the Government and the U.S. Government, it is estimated that fiscal 2001 revenues of NTT East and NTT West were reduced by approximately (Yen)52 billion (representing a decrease in revenues of (Yen)26 billion for each of NTT East and NTT West; fiscal 2002 revenues of NTT East and NTT West would be reduced by approximately (Yen)89 billion (representing a decrease in revenues of (Yen)45 billion for NTT East and a decrease in revenues of (Yen)44 billion for NTT West); and fiscal 2003 revenues of NTT East and NTT West would be reduced by approximately (Yen)107 billion (representing a decrease in revenues of (Yen)55 billion for NTT East and a decrease in revenues of (Yen)52 billion for NTT West). For these three fiscal years, the decrease in revenues of NTT East and NTT West is expected to be (Yen)248 billion (representing a decrease in revenues of (Yen)126 billion for NTT East and a decrease in revenues of (Yen)122 billion for NTT West). See "Item 4--Information on the Company--Regulation--Interconnection."

  These and other regulatory developments may have the effect of increasing competition in the Japanese telecommunications industry. A more competitive environment may affect NTT Group's results of operations. NTT Group believes that competition in telecommunications markets is based on price and the quality and variety of services provided. To compete more effectively, NTT Group has introduced a range of new services, including Internet and data communications related services as well as discount services designed to provide optional calling plans to different customer segments. In addition, NTT Group has continued to take steps to enhance operational efficiency and customer satisfaction. NTT Group has also taken steps to enhance quality through network upgrades and research and development activities.

NTT DoCoMo Offerings

  On October 22, 1998, NTT DoCoMo completed its initial public offering and listed its stock on the First Section of the TSE. NTT sold 218,000 shares of NTT DoCoMo's common stock, without par value, for total proceeds of (Yen)826.1 billion, and NTT DoCoMo issued 327,000 new shares of stock for total proceeds of (Yen)1,236.5 billion. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.7% to 67.1%. During fiscal 1999, NTT recognized pre-tax gains on the sale and issuance of NTT DoCoMo's shares of approximately
(Yen)781 billion and (Yen)784 billion, respectively, as well as applicable deferred taxes thereon. During fiscal 2000, NTT used a portion of the proceeds from its sale of NTT DoCoMo shares to repurchase 77,410 Shares of NTT's common stock for cancellation at an aggregate purchase price of approximately
(Yen)120 billion. As a result of the repurchase, the number of outstanding Shares was reduced to 15,834,590. See "Item 9--The offer and Listing--Trading Markets." In fiscal 2000, NTT also paid a special dividend of (Yen)5,000 per share to NTT's shareholders of record on March 31, 1999, or an aggregate of
(Yen)79,560 million. The remaining proceeds of NTT from the NTT DoCoMo offering were used for general corporate purposes. NTT DoCoMo Group used the proceeds from its issuance of new Shares to repay debt, to fund current and future capital expenditures and for general corporate purposes.

  In February 2001, NTT DoCoMo issued and sold 460,000 new shares in the form of shares or ADSs in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside of the United States to investors in reliance on Regulation S under the Securities Act. As a result of the new offering, NTT's stake in NTT DoCoMo was reduced from 67.1% to 64.1%.

Employee Reduction

  NTT and its consolidated subsidiaries had approximately 215,200 employees at March 31, 2001.

  In fiscal 1994, NTT offered voluntary early retirement to certain employees in fiscal 1994 and fiscal 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted NTT's retirement proposal in fiscal 1994 and fiscal 1995.

  In fiscal 1998 and fiscal 1999, NTT reevaluated its existing system of support for workers who voluntarily choose to transfer out of the company. In particular, NTT expanded the target age range of workers who qualify for benefits under the system, and adopted a plan which would pay an additional amount of one-time severance. Approximately 6,300 employees accepted NTT's voluntary transfer proposal in fiscal 1998 and fiscal 1999.

  In September 2000, NTT, NTT East and NTT West decided to implement a voluntary early retirement program covering a total of approximately 6,500 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management. This rationalization is a response to adverse business conditions resulting from intense competition and other factors in the telecommunications industry. In fiscal 2001 only, approximately 6,500 employees have applied for this program and it is expected that there will be approximately additional 1,700 applications in fiscal 2002.

Investments

  On September 8, 2000, NTT Communications completed its purchase of Verio. The acquisition was accounted for as a purchase and resulted in goodwill of U.S.$5.2 billion. NTT is depreciating this goodwill over ten years. Verio has had operating losses in the past and there is no assurance that it will not continue to generate losses in the future. Verio is currently revising its business plan, including a change of sales strategy and a reduction of operating costs, and will implement this revised plan. As for the goodwill relating the Verio acquisition, NTT is studying the necessity of measuring such fair value upon the early adoption of SFAS 142. However, NTT has not yet determined if it will adopt SFAS 142 early for the year ended March 31, 2002 or at its normal effective date, April 1, 2002.

  On July 9, 2001 AT&T completed the planned split-off of the AT&T Wireless Group. In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. The holders of AT&T Wireless Group tracking stock received one share of AT&T Wireless common stock in exchange for each share of AT&T Wireless Group tracking stock held and the holders of AT&T common stock received 0.3218 of a share of AT&T Wireless common stock for each share of AT&T common stock held. NTT DoCoMo's investment in AT&T tracking stock was also automatically converted into AT&T Wireless common stock at the one for one exchange rate, resulting in approximately 16% of the economic and voting interest in AT&T Wireless. In addition, the warrants that DoCoMo holds, all of which were unexercised, were automatically converted into warrants to purchase a like number of shares of AT&T Wireless common stock.

  In January 2001, NTT DoCoMo completed an investment of approximately U.S.$9.8 billion by purchasing the equivalent of 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.7 million shares of AT&T Wireless tracking stock at U.S.$35 per share. The investment will facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties will jointly develop the U.S. market through AT&T's nationwide network infrastructure and NTT DoCoMo's i-mode based mobile Internet technology and related business know-how.

  NTT DoCoMo has accounted for this investment under the cost method until July 2001, and began at that time to account for this investment under the equity method.

  Insofar as such investments may need to be adjusted for realization, NTT Group may have to write down any impaired value of such investments. Further, to the extent that such investments are accounted under the equity method, NTT Group's pro rata portion of net income or net losses of these affiliated companies would also be included in NTT Group's results. In addition, upon the adoption of SFAS 142, goodwill will no longer be amortized but would be written off if its value was determined to be impaired. See--"New Accounting Pronouncements."

SFAS 71 Write-Off

  In fiscal 1999, NTT Group discontinued accounting for all of its operations in accordance with the provisions of Statement of Financial Accounting Standards No. 71 ("SFAS 71"), "Accounting for the Effects of Certain Types of Regulation" in its financial statements. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101 ("SFAS 101"), "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71", NTT recorded an extraordinary non-cash charge of approximately (Yen)462 billion, net of income taxes in the amount of (Yen)427 billion, during the six-month period ended September 30, 1998 and eliminated approximately (Yen)889 billion of regulatory assets from its balance sheet as of September 30, 1998.

  Under SFAS 71, NTT had accounted for the effects of the rate-making process by establishing certain regulatory assets, including the deferral of certain costs based on approvals received from regulators. After assessing the recent revision of the Telecom Business Law and proposed price-cap system, NTT recognized that it is required under SFAS 101 to change its accounting for regulated operations. NTT's determination that it is no longer eligible for the continued application of SFAS 71 was based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions, and other factors are creating open and competitive markets. In this environment, NTT does not believe that it can be assured that the prices could be maintained at a level that will recover the regulatory assets recorded. In addition, changes from cost-based regulation to various forms of incentive regulation, such as the price-cap system specified in the Ministry of PHPT's ordinance, contributed to the determination that the continued application of SFAS 71 is no longer appropriate. The discontinuation of the application of SFAS 71 has the effect of increasing certain costs, including depreciation and pension and severance related costs.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which has been amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137") "Accounting for Derivative Instruments and Hedging Activities--Deferral for the Effective Date of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instrument and Certain Hedging Activities--An amendment of FASB Statement No. 133." SFAS 133, as amended, is effective for NTT Group beginning April 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. With the adoption of SFAS 133 and SFAS 138, NTT Group will record approximately $216 million, net of applicable income taxes, of accumulated other comprehensive income. The adoption of SFAS 133 and SFAS 138 will not have a material effect on NTT's earnings in its consolidated statement of income.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. Effective April 1, 2000, NTT Group adopted SAB 101 and reflected the effect of such adoption on its consolidated financial statements ended March 31, 2000.

  In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 is to be applied to business combinations initiated after June 30, 2001. SFAS 142 will be applied to business years starting after December 15, 2001, with early application possible for business years starting after March 15, 2001. NTT has not yet determined when SFAS 142 will be applied and the effect SFAS 142 will have on NTT Group's financial statement is not yet known. Under SFAS 142, goodwill will no longer be amortized; instead it will be reviewed for impairment--written down and expensed against earnings only in the periods in which the recorded value of goodwill is more than its fair value. For other identifiable intangible assets, useful lives will be re-estimated and where indefinite, such intangible assets will no longer be amortized and will also be reviewed for impairment.

Results of Operations

  In fiscal 2001 and fiscal 2000, NTT's operating revenues increased 9.1% and 6.7% respectively. In both fiscal 2001 and 2000, growth in cellular telephone services and data-related demand, including ISDN services, frame relay services and OCN services caused by increased demand for Internet access, overcame the negative impact of a decline in the number of telephone subscriber lines and a reduction in interconnection charges paid by certain competing NCCs for network access. Making use of its digitized network, NTT Group improved computer-based communications services compatible with the Internet and other networks. These services include ISDN, OCN, high speed digital circuit, digital data exchange ("DDX") services and system integration. As a result of this effort, Internet and other data communications related revenues increased 35.7% to (Yen)2,845 billion in fiscal 2001 from (Yen)2,097 billion in fiscal 2000.

  In fiscal 2001 and fiscal 2000, operating expenses increased 9.8% and 6.0% respectively. Among the factors that led to a significant increase in overall operating expenses in fiscal 2001 were an increase in personnel costs due to such factors as the recording of special lump sum payments for voluntary retirement, an increase in amortization charges due to the commencement from this term of amortization of goodwill, and increases in fees paid to agents and handset marketing costs resulting from the sharp increase in NTT DoCoMo Group subscribers. Operating expenses in fiscal 2000 increased due to an increase in severance and pension-related costs as a result of the non-application of SFAS 71. The non-application of SFAS 71, which was effective only for the second half of fiscal 1999, led to an increase in personnel expense in fiscal 2000 compared to fiscal 1999. In addition, other sales costs in fiscal 2000 increased due to such factors as increased agency commissions and sales costs for terminal equipment as a result of high NTT DoCoMo Group subscriber growth.

  Operating income increased 1.3% in fiscal 2001 due principally to increased operating income from NTT DoCoMo Group mobile telecommunications services following an increase of 15.8% in fiscal 2000 due also principally to increased operating income from NTT DoCoMo Group mobile telecommunications services.

  Net income in fiscal 2001 showed a substantial increase of 78.5% to (Yen)534 billion. The primary factors were the recording of fluctuations in equity accompanying NTT DoCoMo's public subscription capital increases as income from the sale of shares in NTT DoCoMo, and the proceeds from the sale of shares in Photonic Integration Research, Inc. ("PIRI"). Net income decreased 46.1% in fiscal 2000 primarily due to the sale and issuance of NTT DoCoMo shares in fiscal 1999 which more than offset the one time extraordinary loss of (Yen)462 billion taken in fiscal 1999 as a result of the discontinuance of the application of SFAS 71.

  Because NTT Group's services are integrated, it is not practical to segregate and quantify the effects of factors related to sales volume and factors related to price on operating revenues in a wholly meaningful fashion.

  Rate reductions are affecting revenues of NTT Group. In addition, reduction in interconnection rates has had, and will continue to have, an adverse impact on interconnection revenue.

  NTT Group implemented the following rate reductions for telephone subscriber service and ISDN service from fiscal 1996 through May 2001:

                                                                        Estimated annual impact
                                                                        on NTT Group companies'
                                                                         revenue based on the
Effective                                                                volume of services at
Date                  Company                       Area                  the effective date
---------      --------------------- ---------------------------------- -----------------------
                                                                           (billions of yen)
March 1996     NTT                   Inter-prefecture                           (Yen)60
February 1997  NTT                   Inter-prefecture                           (Yen)60
February 1998  NTT                   Inter-prefecture                           (Yen)80
April 2000     NTT Communications    Inter-prefecture and International         (Yen)50
October 2000   NTT East and NTT West Intra-prefecture, Inter-city               (Yen)30
January 2001   NTT East              Local                                      (Yen)39
March 2001     NTT Communications    Inter-prefecture                           (Yen)42
May 2001       NTT East and NTT West Local                                      (Yen)76
May 2001       NTT Communications    Intra-prefecture                           (Yen)12

  As the effective dates have not coincided with the beginning of fiscal years, the estimated impact does not fully correspond with the impact for the fiscal years in which the changes went into effect. In addition, demand is affected by such factors as the marketing strategies of competitors and general economic conditions.

  The following table sets forth a breakdown by category of NTT Group's operating revenues for fiscal 1999, fiscal 2000 and fiscal 2001.

                                                                          Percent increase
                                                                            Years ended
                                      Years ended March 31,                  March 31,
                         ------------------------------------------------ -----------------
                            1999       2000        2001         2001       2000      2001
                         ---------- ----------- ----------- ------------- -------- --------
                                 (billions of yen)          (billions of
                                                            U.S. dollars)
Operating Revenues
Telephone............... (Yen)6,300 (Yen) 6,394 (Yen) 6,172      $50          1.5%    (3.5%)
Telegraph...............         86          83          79        1         (3.4)     (4.5)
Leased Circuit..........        507         500         494        4         (1.4)     (1.1)
Data communications
 facility...............        383         397         388        3          3.6      (2.3)
ISDN....................        556         819       1,082        9         47.3      32.1
Sale of
 telecommunications
 equipment..............      1,009       1,138       1,477       12         12.9      29.8
Other...................        889       1,052       1,636       13         18.4      55.5
                         ---------- ----------- -----------      ---      -------  --------
                         (Yen)9,730 (Yen)10,383 (Yen)11,328      $92          6.7%      9.1%
                         ========== =========== ===========      ===      =======  ========

Fiscal 2001 compared with fiscal 2000

Operating Revenues

  NTT Group's operating revenues are divided into the following seven service categories: telephone services, telegraph services, leased circuit services, data communications facility services, ISDN services, sale of telecommunications equipment and other services.

  NTT Group's results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto and "Item 4--Information on the Company--NTT Group."

  In fiscal 2001, NTT Group's operating revenues increased 9.1% to (Yen)11,328 billion. During fiscal 2001, what had been called wireline services was split into regional communications services and long-distance communications and international services with operating revenues of (Yen)5,431 billion and
(Yen)1,363 billion, respectively. In terms of the old designation of wireline services, operating revenue, increased 9.4% to (Yen)6,794 billion as data-related demand, including ISDN services, frame relay services and OCN services, caused by increased demand for Internet access offset the decline in the number of telephone subscriber lines, a reduction in interconnection charges paid by NCCs and rate reductions arising from the introduction of presubscription or MYLINE services. Operating revenues from wireless services increased 25.2% to (Yen)4,669 billion due to a steady increase in the number of cellular telephone subscribers which was led mainly by strong demand for mobile internet access through services such as i-mode. Operating revenues from data communications services and other services increased 9.8% to
(Yen)787 billion and 7.9% to (Yen)2,129 billion, respectively. The operating revenues from other services are comprised of dividends from NTT subsidiaries, and receipt of payments through contracts with NTT subsidiaries and payment to NTT for fundamental research and development activities through contracts with each NTT subsidiary that uses the results of such research and development activities.

  Making use of its fully digitized network, NTT Group developed and provided such services as computer-based communications services compatible with the Internet and other networks. As a result of this effort, information sharing related services (which include ISDN, OCN, high speed digital circuit, DDX services) revenue, which are included in NTT Group's regional communications services segment, long distance communications and international services segment and system integration, which is included in regional communications services segment, long distance communications and international services segment and data communications services segment, increased 35.7% to
(Yen)2,845 billion in fiscal 2001.

 Telephone Services

  Operating revenues from telephone services decreased 3.5% in fiscal 2001 to
(Yen)6,172 billion, or 54.5% of operating revenues. NTT Group's telephone services include certain items in the regional communications services segment or long distance communications and international services segment, such as telephone subscriber, public telephones and other related services; certain items in the wireless services segment, such as cellular telephone, PHS and other related services; and certain other services. Subscribers for cellular telephone services increased, leading to an increase in overall network traffic. However, the continuing trend towards an increase in ISDN subscribers caused the number of fixed-line telephone subscribers to decline.

  (i) Telephone Subscriber Services

  Telephone subscriber services are NTT Group's principal business activities and part of its regional communications services segment or long distance communications and international services segment. Due to an increase in sales of ISDN services and cellular telephones and the sluggish economy in Japan, the number of NTT Group's telephone subscriber lines in use decreased 3.34 million from the previous fiscal year to 51.98 million subscriber lines at the end of fiscal 2001. However, the aggregate number of telephone and ISDN subscribers increased slightly in fiscal 2001.

                                                             Years ended March
                                                                    31,
                                                            --------------------
                                                             1999   2000   2001
                                                            ------ ------ ------
   Telephone subscriber lines (thousands).................. 58,277 55,318 51,981

  Interconnection rates were further reduced in February 2001, with reductions applicable to calls made starting in April 2000. The adverse effects of such reduction on telephone subscriber and ISDN service interconnection charge revenues of NTT East and NTT West during fiscal 2001 were approximately
(Yen)120 billion representing a decrease in revenues of (Yen)60 billion for each of NTT East and NTT West.

  In fiscal 2001, NTT Group implemented the following rate reductions for telephone subscriber services and ISDN services.

  . On April 3, 2000, NTT Communications simultaneously reduced charges for inter-prefectural long-distance calls and international phone calls. In fiscal 2001, this reduction had an impact of (Yen)50 billion on NTT Communications' operating revenue.

  . On October 1, 2000, NTT East and NTT West reduced telephone subscriber services and ISDN usage charges for intra-prefectural, inter-city calls in excess of 20 kilometers. In fiscal 2001, this reduction had an impact of (Yen)8 billion and (Yen)7 billion on NTT East's and NTT West's operating revenues, respectively.

  . On January 10, 2001, NTT East reduced charge for local call from (Yen)10 per 3 minutes to (Yen)9 per 3 minutes. In fiscal 2001, this reduction had an impact of (Yen)9 billion on NTT East's operating revenues.

  . On March 1, 2001, NTT Communications reduced charges for inter-prefectural long-distance calls. In fiscal 2001, this reduction had an impact of (Yen)3 billion on NTT Communications' operating revenues.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. Also, NTT Group will provide wide range of discounted services in response to the heightened level of competition which began with the introduction of the MYLINE service.

  (ii) Cellular Services

  Cellular services are part of NTT Group's wireless services segment. During fiscal 2001, the market in Japan for cellular telephones continued to expand and the total number of cellular telephone subscribers increased by 19.2% to reach a new high of 60.9 million. NTT DoCoMo Group's cellular services subscribers grew to approximately 36 million subscribers as of March 31, 2001, a 22.7% increase over fiscal 2000. Cellular system usage has also steadily increased from 177 average monthly minutes per subscriber in fiscal 2000 to 189 average minutes in fiscal 2001. The aggregate ARPU decreased marginally 1% to (Yen)8,650 in fiscal 2001. This was due to the effects of the continuing growth in i-mode subscribers and usage and increases in average minutes of use for voice traffic, which largely offset the decline in voice ARPU that resulted primarily from wider penetration in lower usage segments and reductions in tariffs over the past years.

  (iii) PHS Services

  PHS services are part of NTT's wireless services segment. Due to NTT DoCoMo Group's strategy such as the marketing of the data transmission capabilities and the introduction of data-card PHS "P-in," the number of PHS subscribers rose 25.8% over the previous fiscal year to 1.81 million.

  The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its estimated market share:

                                                            Years Ended March
                                                                   31,
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,349  1,441  1,812
   Estimated market share..................................  23.3%  25.2%  31.0%

  The PHS businesses have operated at a loss, in fiscal 2001. NTT Group expects that the PHS businesses will improve in the near future, but there can be no assurance that this will be the case.

 Telegraph Services

  Operating revenues from telegraph services fell 4.5% to (Yen)79 billion in fiscal 2001, accounting for 0.7% of operating revenues. This service category includes both telegram and telex services. Telegram and telex services are included in NTT's regional communications services segment and long distance communications and international services segment, respectively.

  The total number of telegrams sent dropped 8.7% in fiscal 2001, from 34.1 million to 31.1 million. Telegram services continue to decline due to the decrease in the use of telegrams for weddings and condolences.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                    Years Ended March 31,
                                              ----------------------------------
                                               1997   1998   1999   2000   2001
                                              ------ ------ ------ ------ ------
   Telegrams (thousands)..................... 40,198 37,564 36,180 34,078 31,119
   Telex subscribers (thousands).............     12     10      8      6      5

 Leased Circuit Services

  Operating revenues from leased circuit services decreased 1.1% in fiscal 2001 to (Yen)494 billion accounting for 4.4% of operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services included in NTT's regional communications services segment and long distance communications and international services segment.

  Expanded use of the Internet has led to increased demand for Internet service providers and prompted increased telecommunications between computers. As a result of the increase in corporate use of information networks, sales of high-speed data transmission services have been strong. With respect to ATM leased circuit services, there was a particularly noticeable increase in the demand for core circuits for large-capacity LANs and private networks.

  The number of high-speed digital circuits of NTT East and NTT West was 287 thousand and 238 thousand, respectively, at the end of fiscal 2001, and the number of conventional leased circuits of NTT East and NTT West was 386 thousand and 344 thousand, respectively.

  On October 1, 2000, NTT East and NTT West introduced discount plans and reduced usage charges for certain high speed digital transmission and ATM leased circuit services. These reductions are expected to have an annual impact of (Yen)3 billion and (Yen)2 billion on NTT East's and NTT West's operating revenues, respectively.

  In February 2001, interconnection rates for leased circuits were approved by the Minister of PHPT and applied retroactively to April 2000. The adverse effects of such reduction on interconnection charge revenues of NTT East and NTT West during the fiscal 2001 were approximately (Yen)19 billion and (Yen)14 billion, respectively.

  On February 10, 2001, NTT East and NTT West introduced discount rates for carriers for intra-prefecture leased-circuit services interconnected at subscriber line ends. The discount rate is based on user tariffs reflecting variations in the cost of promotional activities aimed at ordinary subscribers and carriers. The discount rate for analog leased circuits and high-speed digital circuits are 3.5% and 8.6%, respectively.

  The following table sets forth information regarding NTT Group's leased circuit services:

                                                    Years Ended March 31,
                                               --------------------------------
                                               1997 1998  1999  2000(/1/) 2001
                                               ---- ----- ----- --------- -----
Conventional circuits (thousands)
  NTT......................................... 967    902   822     --      --
  NTT East.................................... --     --    --      448     386
  NTT West.................................... --     --    --      394     344
High-speed digital circuits (thousands)
  NTT......................................... 107    169   228     --      --
  NTT East.................................... --     --    --      244     287
  NTT West.................................... --     --    --      205     238
ATM Mega Link
  NTT......................................... --   1,254 1,509     --      --
  NTT East.................................... --     --    --    3,605   7,491
  NTT West.................................... --     --    --    2,210   4,588

--------
(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Data Communications Facility Services

  Operating revenues from data communications facility services, which is included in NTT Group's data communications services segment and which represents 3.4% of operating revenues, decreased by 2.3% in fiscal 2001 to
(Yen)388 billion. This decrease was due to fee reductions in services such as "ANSWR," by NTT DATA and also completion of fee collection in certain large systems.

 Integrated Services Digital Network (ISDN)

  Operating revenues from ISDN services, which is included in NTT Group's regional communications segment or long distance communications and international services segment, increased 32.1% in fiscal 2001 to (Yen)1,082 billion, or 9.6% of operating revenues. NTT Group's ISDN services comprise INS-Net 64 and INS-Net 1500.

  Due to the growing number of fixed rate Internet services in the home, the amount of ISDN subscribers increased in fiscal 2001. The number of INS-Net 64 subscribers soared 44.9% to 9.6 million, and the number of INS-Net 1500 subscribers increased 53.7% to 126 thousand.

  The following table sets forth information regarding NTT Group's ISDN subscribers:

                                                             March 31,
                                                   -----------------------------
                                                   1997  1998  1999  2000  2001
                                                   ----- ----- ----- ----- -----
   INS-Net 64 (thousands)......................... 1,037 2,286 3,955 6,598 9,562
     INS-Net 64 Light (thousands).................   --     86   242   486   812
   INS-Net 1500 (thousands).......................    22    34    48    82   126

 Sale of Telecommunications Equipment

  Operating revenues from the sale of telecommunications equipment rose 29.8% in fiscal 2001 to (Yen)1,477 billion, accounting for 13.0% of operating revenues. The sale of telecommunications equipment is included in each of NTT Group's regional communications services segment or long distance communications and international services segment, wireless services segment and other services segment.

  In line with the increased use of the Internet and the demand for ISDN and other equipment NTT Group has emphasized the introduction of new products such as IP products featuring computer telephony integration ("CTI") functions, and has actively promoted products meeting the needs of corporate users.

  Sales of cellular and PHS terminals equipment increased 25.9% and 29.3%, respectively.

 Other Services

  Operating revenues from other services rose 55.5% in fiscal 2001 to
(Yen)1,636 billion, accounting for 14.4% of operating revenues. The other services category consists of certain regional communications services segment businesses; certain long distance communications and international services segment businesses including digital data exchange, facsimile network ("F-Net"), OCN services and other related services; certain wireless services segment businesses including pocket pager and other related services; certain data communications services segment businesses which include system development services; and certain other services.

  The following table sets forth information regarding NTT Group's subscribers to other services:

                                                      Years ended March 31,
                                                  -----------------------------
                                                  1997  1998  1999  2000  2001
                                                  ----- ----- ----- ----- -----
   OCN services (thousands)......................     1   159   478 1,147 2,302
   Packet exchange services (thousands)..........   477   477   463   460   790
   Frame relay (thousands).......................     4    16    44    75    99
   Cell relay....................................     0     4     6   301 1,331
   Facsimile network subscribers (thousands)..... 1,015 1,127 1,212 1,307 1,351
   Pocket pager subscribers (thousands).......... 5,839 3,908 2,111 1,444 1,098

  Reflecting an increase in Internet usage, the total number of OCN subscribers increased by 100.7% to 2,302 thousand at the end of fiscal 2001.

  During fiscal 2001, NTT Communications added a flat rate plan for unlimited Internet access to its OCN Dial Access Service. NTT Communications also launched OCN ADSL Access, an Internet access service which ensures speedy downloading of large-volume video, music and game-content with the use of an ADSL access network. In addition, a new lineup was added to OCN PC Pack and OCN Dial Access Komi de Plan, an affordable plan that packages both Internet and dial-up charges.

  Within frame relay services, NTT Communications expanded large-scale user discount schemes for its Super Relay FR during fiscal 2001. As a result, the number of subscribers increased 32.0% to 99 thousand at the end of fiscal 2001.

Operating Expenses

  Operating expenses increased 9.8% in fiscal 2001 to (Yen)10,493 billion. The total number of employees continued to decrease 0.8% to 222 thousand in fiscal 2001. However, an increase in the recording of special lump sum payments for voluntary retirement led to an increase in personnel expenses of (Yen)69 billion to (Yen)2,470.

  Depreciation, amortization and maintenance costs increased by 2.3% or
(Yen)77 billion to (Yen)3,471 billion. This is mainly due to an increase in amortization charges due to the commencement during this term of amortization of goodwill including the amortization of the goodwill related to the acquisition of Verio.

  Other operating expenses increased (Yen)788 billion to (Yen)4,552 billion due mainly to an increases in fees paid to agents and handset marketing costs resulting from the sharp increase in NTT DoCoMo Group subscribers.

  As a result of the above factors, operating income increased (Yen)11 billion, or 1.3%, to (Yen)835 billion.

Net Income

  Net income in fiscal 2001 showed a substantial increase, of 78.5% to
(Yen)534 billion. The primary factors were the recording of fluctuations in equity accompanying NTT DoCoMo's public subscription capital increases as income from sale of shares in NTT DoCoMo and the proceeds from the sale of shares in PIRI. Net income in fiscal 2000 decreased 46.1% to (Yen)299 billion from the previous fiscal year as a result of the sale of NTT DoCoMo shares in fiscal 1999 partially offset by the one-time loss of (Yen)462 billion stemming from NTT's discontinuation of its application of SFAS 71 in fiscal 1999.

Fiscal 2000 compared with fiscal 1999

Operating Revenues

 Telephone Services

  Operating revenues from telephone services increased 1.5% in fiscal 2000 to
(Yen)6,394 billion, or 61.6% of operating revenues as compared with 64.8% in fiscal 1999. Subscribers for cellular telephone services increased, leading to an increase in overall network traffic. However, continuing trend towards an increase in subscribers caused the number of fixed-line telephone subscribers to decline.

  (i) Telephone Subscriber Services

  Due mainly to a shift towards ISDN subscribers, the number of telephone subscriber lines in use decreased 2.96 million from the previous fiscal year to 55.32 million subscriber lines at the end of fiscal 2000. Although the total number of telephone and ISDN subscribers decreased as it did in fiscal 1999, the rate of decline has fallen.

  By the end of March 2000, the GC connection rate was roughly 80%, resulting in increased competition in the intra-prefectural telecommunications market. NTT East and NTT West responded by offering overlapping contracts service for "Area Plus" and "Time Plus" which allows subscribers to obtain both services simultaneously from March 2000.

  Interconnection rates were further reduced in February 2000, with reductions applicable to calls made from April 1999. The adverse effect of such reduction on interconnection charge revenues of NTT East and NTT West during the fiscal 2000 was approximately (Yen)110 billion.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. At the same time, NTT Group has sought to develop and provide services to satisfy customer needs. This includes "Magic Box," introduced by NTT East and NTT West in July 1999, which records messages at a processing center when a line is busy or when a call is unanswered. The service can also be used for transferring an incoming call to a cellular phone.

  (ii) Cellular Services

  During fiscal 2000, the market in Japan for cellular telephones continued to expand and the total number of cellular telephone subscribers increased by 23.1% to reach a new high of 51.1 million. While NTT DoCoMo Group subscriber growth was not as high as it was in recent years, as a result of the introduction of i-mode and other new products and reductions in monthly and call charges, the number of NTT DoCoMo Group subscribers rose substantially to
29.4 million, a 22.8% increase over the previous fiscal year.

  (iii) PHS Services

  Due to the introduction by NTT DoCoMo Group of "Doccimo," compatible with 64K data transmissions, the sale of combined cellular and PHS telephones and other factors, the number of PHS subscribers rose 6.9% over the previous fiscal year to 1.44 million.

 Telegraph Services

  Operating revenues from telegraph services fell 3.4% to (Yen)83 billion in fiscal 2000, accounting for 0.8% of operating revenues.

  The total number of telegrams sent dropped 5.8% in fiscal 2000, from 36.2 million to 34.1 million. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, and the number of telegrams for birthday and Christmas increased steadily during the fiscal year, this could not fully offset the continued decline in the use of telegrams for weddings and condolences.

 Leased Circuit Services

  Operating revenues from leased circuit services decreased 1.4% in fiscal 2000 to (Yen)500 billion accounting for 4.8% of operating revenues.

  The number of high-speed digital circuits of NTT East and NTT West was 244 thousand and 205 thousand, respectively, at the end of fiscal 2000, and the number of conventional leased circuits of NTT East and NTT West was 448 thousand and 394 thousand, respectively.

  NTT Communications reduced charges for its long-distance "High-Speed Digital Leased Circuit" and "ATM Mega Link" services in October 1999, and for medium- to high-bandwidth "ATM Mega Link" service in March 2000.

 Data Communications Facility Services

  Operating revenues from data communications facility services increased 3.6% in fiscal 2000 to (Yen)397 billion, or 3.8% of operating revenues. During the fiscal year, revenues grew because of the provision of stable services to existing users, and the development of new systems and the additional functions for existing systems of financial institutions and public sector organizations.

 Integrated Services Digital Network (ISDN)

  Operating revenues from ISDN services increased 47.3% in fiscal 2000 to
(Yen)819 billion, or 7.9% of operating revenues. In line with rising demand for Internet access and connection lines, NTT East and NTT West introduced two "i-Ai Plan" Internet charge services for INS-Net 64 to further promote Internet use. To provide improved convenience while expanding penetration, another INS-Net 64 service, "i-number," was also introduced enabling users to employ a second telephone number as well as their current number.

  Both INS-Net 64 and INS-Net 1500 showed dramatic growth in the fiscal year. The number of INS-Net 64 subscribers soared 66.8% to 6.6 million, and the number of INS-Net 1500 subscribers climbed 72.1% to 82.1 thousand. There was also a large increase in traffic.

 Sale of Telecommunications Equipment

  Operating revenues from the sale of telecommunications equipment rose 12.8% to (Yen)1,138 billion, accounting for 11.0% of operating revenues. The sale of telecommunications equipment is included in each of NTT Group's wireline, wireless and other services segments.

  In line with the increased use of the Internet and the demand for ISDN and other equipment, NTT Group has emphasized the introduction of new products such as IP products featuring CTI functions, and has actively promoted products meeting the needs of corporate users.

  Sales of cellular and PHS terminal equipment increased 21.7% and 45.8% respectively.

 Other Services

  Operating revenues from other services rose 18.3% to (Yen)1,052 billion, accounting for 10.1% of operating revenues.

  Reflecting an increase in Internet usage, the number of "OCN Dial Access" service subscribers reached 1,111 thousand. As a result, the total number of subscribers increased by 140.0% to 1,147 thousand at the end of fiscal 2000.

  During fiscal 2000, NTT Communications reduced charges for its "OCN Dial Access" service and introduced a new charge plan, "OCN Natural." In addition, NTT Communications reduced monthly rates for its "OCN Economy," "Super OCN" and "Business OCN" services, and startup charges for its "OCN Dial Access" service and other services. NTT Communications also introduced "OCN PC Pack" to help customers begin using the Internet easily and inexpensively, which helped to increase Internet users.

  Within its frame relay services, NTT Communications lowered the fixed charges of Super Relay FR and enhanced the service with the addition of Arcstar 21, an internet protocol virtual private network ("IP-VPN") service that enables closed group telecommunications with pre-designated partners. As a result of the above factors, the number of subscribers increased 70% to 75 thousand at the end of fiscal 2000.

Operating Expenses

  Operating expenses increased 6.0% in fiscal 2000 to (Yen)9,560 billion. Although the total number of employees continued to decrease in fiscal 2000, it was a slight decline of only 0.2%. An increase in severance and pension-related costs and the accrual of compensated absences as a result of non-application of SFAS 71 led to an increase in personnel expenses of (Yen)34 billion to (Yen)2,401 billion.

  Depreciation, amortization and maintenance costs decreased by (Yen)41 billion to (Yen)3,394 billion. This reflected reduced capital investment overall despite increased NTT DoCoMo Group capital investment.

  Other operating expenses increased (Yen)549 billion to (Yen)3,764 billion due to such factors as increased agency commissions and sales costs for terminal equipment as a result of high NTT DoCoMo Group subscriber growth and a steady shift to more functional terminal equipment.

  As a result of the above factors, operating income increased (Yen)112 billion, or 15.8%, to (Yen)824 billion.

Net Income

  Although operating income increased due principally to increased operating income from NTT DoCoMo Group mobile telecommunications services, net income decreased by 46.1% to (Yen)299 billion from the previous fiscal year when net income increased sharply by 158.5% to (Yen)554 billion from fiscal 1998 as a result of the sale of NTT DoCoMo shares in fiscal 1999 partially offset by the extraordinary one-time loss of (Yen)462 billion stemming from NTT's discontinuance of its application of SFAS 71 in fiscal 1999.

  Interest expense in fiscal 2000 decreased by 19% from fiscal 1999 to
(Yen)175 billion due in part to the decrease in both short-term and long-term market interest rates and due in part to the decrease in the outstanding principal amount of NTT's long-term borrowings.

  The effective tax rate in fiscal 2000 decreased to 41.3%, compared with 51.2% in fiscal 1999, principally due to the decrease in the statutory tax rate to 41.0% in fiscal 2000. The decrease in the effective tax rate had a positive impact on NTT's net income.

  An increase in minority interest in consolidated subsidiaries from (Yen)24 billion in fiscal 1999 to (Yen)115 billion in fiscal 2000 is accounted for by an increase in the relative percentage ownership of minority interests resulting from the sale of NTT DoCoMo's shares by NTT and NTT DoCoMo's sale of its own new shares in October 1998.

Liquidity and Capital Resources

Fiscal 2001 compared with fiscal 2000

Financing and Capital Resources

  Net cash provided by operating activities in fiscal 2001 amounted to
(Yen)3,009 billion, compared with (Yen)2,796 billion in fiscal 2000, reflecting, in part, an increase in net income due to the increase in gains on sales of subsidiary stock which amounted to (Yen)517 billion and a decrease in accrued consumption tax in fiscal 2001. NTT Group used this cash to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends. Net cash used in investing activities in fiscal 2001 was (Yen)5,067 billion compared with (Yen)2,934 billion in fiscal 2000. Net cash used in investments activities in fiscal 2001 was affected by the purchase by NTT Communications of Verio in a transaction valued at approximately U.S.$5.2 billion, the investments by NTT DoCoMo in: (i) KPN Mobile in a transaction valued at approximately U.S.$3.8 billion, (ii) Hutchison 3G UK in a transaction valued at approximately U.S.$1.7 billion, (iii) AT&T Wireless in a transaction valued at approximately U.S.$9.8 billion, and (iv) KG telecom in a transaction valued at U.S.$520 million.

  In fiscal 2000, NTT paid a special dividend of (Yen)5,000 per Share in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo and repurchased 77,410 Shares of its common stock at an aggregate cost of approximately (Yen)120 billion. Net cash provided by financing activities also reflected an increase of (Yen)497 billion in short-term borrowings in fiscal 2001 versus an increase of (Yen)144 billion in short-term borrowings in fiscal 2000, and proceeds from issuance of stock of NTT DoCoMo amounted to (Yen)281 billion. Major part of the increase of short-term borrowing was due to the investment in Verio by NTT Communications and in AT&T Wireless by NTT DoCoMo. NTT's policy is to control outstanding debt while realizing more efficient sources of funds in domestic and overseas capital markets.

  The total amount of capital raised in fiscal 2001 from issues of long-term debt was (Yen)1,015 billion. This sum included corporate bond offerings denominated in both yen and euros. For a further description of NTT Group's debt, see Note 11 of the Notes to the Consolidated Financial Statements.

  The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholder's equity stood at 91.8% on March 31, 2001 compared with 91.7% at the previous fiscal year-end.

  NTT Group believes that available cash from operations and future borrowings that NTT Group will make from banks and other financial institutions or by offering equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group's currently anticipated capital and other expenditure requirements and to satisfy NTT Group's debt service requirements.

Liquidity

  As of March 31, 2001, NTT Group had cash, and cash equivalents and short-term investments with principal maturities of less than three months of
(Yen)900 billion, compared with (Yen)1,155 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal depending on particular funding and working capital requirements.

Capital Investments

  Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2001 were (Yen)2,666 billion, compared with (Yen)2,729 billion in fiscal 2000. Investments consisted principally of the expansion and upgrading of ISDN, OCN, frame relay and mobile communications including i-mode, the 3G system and other multimedia services and the opticalization of access networks, and international investments.

  NTT Group has shifted its capital investment from planned telecommunications infrastructure development to a strategy of investing in services according to demand. Capital investments in fiscal 2002 will focus on the expansion of ISDN, OCN and mobile multimedia services and international networks in line with increased demand for the Internet. Since investment in fixed-line telephone services is projected to decrease in fiscal 2002, NTT Group expects total capital investment to decline in the coming year.

  As of March 31, 2001, NTT had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)465 billion (U.S.$3,782 million), principally reflecting capital investment expenditures for fiscal 2002. NTT Group expects to fund such commitments with cash provided by operating activities.

Fiscal 2000 compared with fiscal 1999

Financing and Capital Resources

  Net cash provided by operating activities in fiscal 2000 amounted to
(Yen)2,796 billion, compared with (Yen)2,365 billion in fiscal 1999, reflecting, in part, an increase in accrued consumption tax in fiscal 2000 and a decrease in such tax in fiscal 1999. NTT used this cash to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends.

  Net cash used in investing activities in fiscal 2000 increased to (Yen)2,934 billion compared with (Yen)632 billion in fiscal 1999 primarily as a result of the proceeds from sales of subsidiary stock in fiscal 1999, which amounted to
(Yen)2,213 billion.

  Net cash used in financing activities in fiscal 2000 amounted to (Yen)363 billion compared with net cash of (Yen)990 billion used in financing activities in fiscal 1999. In fiscal 2000, NTT paid a special dividend of
(Yen)5,000 per share in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo and repurchased 77,410 shares of its common stock at an aggregate cost of approximately (Yen)120 billion. Net cash used in financing activities also reflected an increase of (Yen)144 billion in short-term borrowings in fiscal 2000 versus a decrease of (Yen)393 billion in short-term borrowings in fiscal 1999.

  The total amount of capital raised in fiscal 2000 from issues of long-term debt was (Yen)678 billion. This sum included corporate bond offerings denominated in both yen and euros. For a further description of NTT's debt, see Note 11 of the Notes to the Consolidated Financial Statements.

Liquidity

  As of March 31, 2000, NTT had cash and cash equivalents short-term investments with principal maturities of less than three months of (Yen)1,155 billion, compared with (Yen)1,657 billion a year earlier.

Capital Investments

  Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2000 were (Yen)2,729 billion, compared with (Yen)3,088 billion in fiscal 1999. Investments consisted principally of the expansion and upgrading of ISDN, OCN, frame relay and mobile communications including i-mode and other multimedia services, and the opticalization of access networks.

  As of March 31, 2000, NTT had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)458 billion, principally reflecting capital investment expenditures for fiscal 2001. NTT expects the funds needed for such commitments to be met primarily from net cash provided by operating activities.

Research and Development

  NTT believes that its investment in research and development is important to allow it to develop new products and services and to remain competitive. For the fiscal 2001, fiscal 2000 and fiscal 1999 research and development expenses amounted to (Yen)406.0 billion, (Yen)357.6 billion and
(Yen)381.8 billion, or 3.6%, 3.4% and 3.9% of operating revenues, respectively.

  In line with the explosive growth in demand for Internet access, both via cellular telephones and personal computers, and amid rising demand for broadband communications using ADSL technology or optical fiber, the information-sharing market continues to expand rapidly. Against such a backdrop, NTT has energetically engaged in fundamental research and development programs into technologies that are the foundation for information sharing.

  With the aim of developing the high-speed Internet access and IP-VPN services that promise to become the foundation of such an information-sharing society, NTT conducted research and development into access network technologies using optical fiber and other media, as well as core network technologies that combine IP and ATM technologies. In other areas, with the aim of developing personal, portable broadband environments that have the necessary qualities of simplicity, pleasantness, high speed and high quality, NTT has begun conducting trials of personal wireless broadband systems that combine fiber optics with Advanced Wireless Access technology. Alongside these efforts, to expand the quality and quantity of Internet usage via large-scale networks, NTT has also conducted research and development into network management technology. As part of this effort, NTT has performed field trials on the next-generation Internet technology, Internet Protocol version 6 ("IPv6").

  NTT's research and development programs have also targeted technologies associated with a number of information-sharing platforms, for example, methods designed to facilitate contents distribution, such as copyright protection or fraud tracking technologies. To make e-commerce safer and more reliable, NTT is also testing the world's first high-security electronic money system to incorporate a combined integrated circuit card that uses contact and contactless interfaces and public-key encryption.

  NTT is also undertaking research and development in a variety of fields that promises to create a richer information-sharing society. Examples include three-dimensional image display technology that can create a much more realistic effect without solid lenses, and the "Learning-Based Active Search Method" that would allow users to instantly search for audio or video over the Internet.

  In terms of fundamental research and development activities into technologies supporting future information sharing, NTT was the first firm in the world to develop optical technology that permits wavelength division multiplexing over 1,000 channels through the use of Supercontinuum generation and Arrayed Waveguide Grating devices, Dense Wavelength Division Multiplexing technology that lays the foundation for future ultra-high-speed, high-capacity networks.

  Elsewhere, based on its internal environmental guidelines related to its research and development activities ("Green R&D Guidelines") NTT is working on research and development that contributes to the protection of the global environment. Such work includes the development of devices with extremely low electric power consumption and various recycling technologies.

  Since the reorganization of NTT, NTT engages in fundamental research and development and business-oriented applied research and development activities are conducted by NTT East, NTT West and NTT Communications.

SFAS 131 Segment Information

  On April 1, 1998, NTT adopted SFAS 131. SFAS 131 requires public business enterprises to report certain information about operating segments in their financial statements and also requires that they report certain information about their products and services, the geographic areas in which they operate and report their major customers. As a result of the application of SFAS 131, NTT's results are now segmented according to five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services.

  The regional communications services segment include:

  . intra-prefectural telephone services (excluding cellular services and PHS services);

  .  telegraph services;

  .  leased circuit services;

  .  ISDN services; and

  .  other related services (including Internet access services).

  The long distance communications and international services segment includes:

  . inter-prefectural and international telephone services (excluding cellular services and PHS services);

  .  telegraph services;

  .  leased circuit services;

  .  ISDN services; and

  .  other related services (including OCN and frame relay services).

  The wireless services segment, provided by NTT DoCoMo Group, includes:

  .  cellular services;

  .  PHS services;

  .  pocket pager services; and

  .  other related services.

  The data communications services segment, provided by NTT DATA, includes:

  .  data communications facility services;

  .  system integration services; and

  .  other related services.

  The other services segment, provided by NTT and other NTT consolidated subsidiaries, primarily within NTT Group itself includes:

  .  fundamental research activities;

  .  the management of telecommunications facilities;

  .  the sale and maintenance of telecommunications equipment;

  .  the rental of real estate;

  .  the sale of telephone cards; and

  .  certain other services.

See Note 16 to the Notes to the Consolidated Financial Statements.

  In fiscal 2001, NTT's operating revenues increased 9.1% to (Yen)11,328 billion and its operating income increased 1.3% to (Yen)835 billion. During fiscal 2001, what had been called wireline services segment was split into regional communications services segment and long distance communications and international services segment with operating revenues of (Yen)5,431 billion and (Yen)1,363 billion, respectively. In terms of the old designation of wireline services, operating revenues from the wireline services segments increased 9.4% to (Yen)6,794 billion, as data-related demand, including ISDN services, frame relay services and OCN services, generated by increased demand for Internet access offset the decline in the number of telephone subscriber lines, a reduction in interconnection charges paid by NCCs and rate reductions generated by the introduction of presubscription or MYLINE services. Compared to operating income from the wireline services segment in fiscal

2000, operating income from the New Wireline Services Segments decreased 131.2% to ((Yen)61) billion due to rate reductions for intra-prefectural inter-city calls and introduction of a wider variety of discount services by NTT East and NTT West to respond to the increased competition. In addition, with the introduction of the Long-run Incremental Cost Methodology for the calculation of interconnection rates between carriers, NTT East and NTT West implemented substantial cuts in such charges. Operating revenues from the wireless services segment increased 25.2% to (Yen)4,669 billion and operating income from wireless services segment increased 52.2% to (Yen)795 billion. These increases were due to a substantial increase in the number of cellular telephone subscribers caused by explosive demand for i-mode. Operating revenues from the data communications services segment increased 9.8% to
(Yen)787 billion and operating income from the data communications services segments increased 42.9% to (Yen)56 billion. These increases were due to the continuing offer of a number of reliable services and system renewals. Operating revenues from the other services segment increased 7.9% to
(Yen)2,129 billion. This is mainly comprised of dividends from NTT subsidiaries, and receipt of payment through contracts with NTT subsidiaries and payment to NTT for fundamental research and development activities through contracts with each NTT subsidiary that uses the results of such research and development activities. Operating income from other services decreased 938.2% to ((Yen)104) billion.

ITEM 6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

  The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 11 members, of whom 9 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT's annual meeting, the most recent of which was held on June 28, 2001.

  The following is a list of the directors (including executive officers of NTT), corporate auditors of NTT at July 1, 2001:

                                                Principal
                                             occupation and                                           Date
                                                  other          Date of    Date Current   Shares     First
       Name (age)              Title        responsibilities      Birth      Term Ends   Owned(/1/) Appointed
       ----------         ---------------- ------------------- ------------ ------------ ---------- ---------
Representative Directors
 Jun-ichiro Miyazu......  President        Chief Executive     Jan 2, 1936  June 2002    28.36      June 1987
  (65)                                     Officer and
                                           Director of
                                           Advanced
                                           Telecommunications
                                           Research Institutes
                                           International
 Norio Wada.............  Senior Executive In charge of        Aug 16, 1940 June 2002    18.24      June 1992
  (61)                    Vice President   business strategy
 Yusuke Tachibana.......  Senior Executive In charge of        Sep 16, 1938 June 2002    16.04      July 1999
  (63)                    Vice President   technological
                                           strategy and
                                           Director of Nippon
                                           Venture Capital
                                           Co., Ltd.
 Haruki Matsuno.........  Senior Executive In charge of        Jan 24, 1937 June 2002     9.00      June 2000
  (64)                    Vice President   information
                                           technology strategy

Directors
 Kanji Koide............  Senior Vice      Director of         May 22, 1945 June 2002     9.00      June 1997
  (56)                    President        Department I and
                                           Director of InfoCom
                                           Research Inc, NTT
                                           DATA and NTT West
 Shigehiko Suzuki.......  Senior Vice      Director of         Oct 16, 1945 June 2002    10.06      June 1998
  (55)                    President        Department III and
                                           In charge of
                                           intellectual
                                           property Director
                                           of NTT DoCoMo

                                                Principal
                                             occupation and                                           Date
                                                  other          Date of    Date Current   Shares     First
       Name (age)              Title        responsibilities      Birth      Term Ends   Owned(/1/) Appointed
       ----------        ----------------- ------------------- ------------ ------------ ---------- ---------
 Hiromi Wasai........... Senior Vice       In charge of new    Aug 25, 1946 June 2002     7.00      July 1999
  (55)                   President         business, In charge
                                           of information
                                           sharing and network
                                           development and
                                           Director of NTT
                                           Communications
 Toyohiko Takabe........ Senior Vice       Director of         Jan 9, 1947  June 2002     9.08      July 1999
  (54)                   President         Department V,
                                           Director of NTT
                                           Urban Development
                                           Co., NTT Learning
                                           Systems Corporation
                                           and NTT Business
                                           Associe Corporation
 Satoru Miyamura........ Senior Vice       Director of         Nov 26, 1946 June 2002     6.00      June 2000
  (54)                   President         Department IV
                                           President of NTT
                                           Capital (U.K.) Ltd.
 Takashi Imai........... Senior Vice       Chairman and        Dec 23, 1929 June 2002     2.02      July 1999
  (71)                   President         Representative
                                           Director of Nippon
                                           Steel Corporation
 Yotaro Kobayashi....... Senior Vice       Chairman and        Apr 25, 1933 June 2002     0.00      July 1999
  (68)                   President         Representative
                                           Director of Fuji
                                           Xerox Co., Ltd.

Corporate Auditors
 Takao Nakajima(/2/).... Corporate Auditor         --          July 7, 1938 June 2002     7.00      June 2000
  (63)
 Masao Iseki(/2/)....... Corporate Auditor         --          Sep 24, 1938 June 2002    10.00      June 2001
  (62)
 Keisuke Sada........... Corporate Auditor         --          Sep 18, 1935 June 2002    10.14      June 1998
  (66)
 Hideaki Toda........... Corporate Auditor         --          Aug 15, 1934 June 2002    11.22      July 1999
  (67)

Chief Executive Officers of Principal Subsidiaries
 Hidekazu Inoue......... President, NTT            --          Jan 1, 1938  June 2002    24.26      July 1999
  (63)                   East
 Kazuo Asada............ President, NTT            --          Oct 26, 1939 June 2002    16.18      July 1999
  (61)                   West
 Masanobu Suzuki........ President, NTT    Director of every   Oct 13, 1941 June 2002    16.18      May 1999
  (59)                   Communications    D.com, Inc. and
                                           Verio Inc.
 Keiji Tachikawa........ President, NTT            --          May 27, 1939 June 2002    22.24      June 1998
  (63)                   DoCoMo
 Toshiharu Aoki......... President, NTT            --          Mar 21, 1939 June 2003    13.18      June 1999
  (62)                   DATA

--------
(1)  NTT shares owned as of June 29, 2001.
(2)  Standing Corporate Auditor.

Compensation

  The aggregate compensation, including other benefits in kind, NTT paid to the directors (who include the executive officers) and corporate auditors, being altogether 15 persons as of March 31, 2001, during fiscal 2001 was
(Yen)275 million and (Yen)57 million, respectively. The bonuses NTT paid to the directors and corporate auditors out of retained earnings for fiscal 2001 were (Yen)44 million and (Yen)8 million, respectively. In accordance with customary Japanese business practices, a retiring director or corporate auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In fiscal 2001, such retirement payments in the amount of (Yen)229 million were made to three retired directors and one retired corporate auditor.

Employees

  NTT and its consolidated subsidiaries had approximately 222 thousand employees at March 31, 2001. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

                                   Total Employees
                                As of March 31, 2001
     ---------------------------------------------------------------------------
                                     (thousands)
     NTT....................................................................   3
     NTT East...............................................................  54
     NTT West...............................................................  58
     NTT Communications.....................................................   7
     NTT DATA...............................................................   9
     NTT DoCoMo Group.......................................................  18
     Other NTT consolidated companies.......................................  73
                                                                             ---
       Total................................................................ 222

  In fiscal 1994, NTT offered voluntary early retirement to certain employees in fiscal 1994 and fiscal 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted NTT's retirement proposal in fiscal 1994 and fiscal 1995.

  In fiscal 1998 and fiscal 1999, NTT re-evaluated its existing system of support for workers who voluntarily choose to transfer out of the company. In particular, NTT expanded the target age range of workers who qualify for benefits under the system, and adopted a plan which would pay an additional amount of one-time severance. Approximately 6,300 employees accepted NTT's voluntary transfer proposal in fiscal 1998 and fiscal 1999.

  On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal 2003. Of this amount, it was expected that approximately 4,300 employees would be transferred to other NTT Group companies. Among these 4,300 employees, approximately 3,100 employees were transferred by the end of March 2001. NTT currently considers increasing further the number of such employees to be transferred to other NTT Group Companies.

  In September 2000, NTT, NTT East and NTT West decided to implement a voluntary early retirement program covering a total of approximately 6,500 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management. This rationalization is a response to adverse business conditions resulting from intense competition and other factors in the telecommunications industry. In fiscal 2001, approximately 6,500 employees have applied for this program and it is expected that there will be approximately additional 1,700 applications in fiscal 2002.

Share Ownership

  As of March 31, 2001, the members of the board of directors of NTT as a group owned 144.30 Shares or approximately 0.0009% of the issued and outstanding Shares.

  The NTT Directors Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West and NTT Communications. Through this association, directors and corporate auditors of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DoCoMo and NTT DATA also have a similar directors shareholding association for the purchase of NTT DoCoMo and NTT DATA stock, respectively.

  The NTT Employee Shareholding Association is an association for employees of NTT, NTT East, NTT West and NTT Communications. Through this association, employees of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. The companies contribute matching funds equivalent to 8% of the amount contributed. NTT DoCoMo and NTT DATA also have a similar employee shareholding association for the purchase of NTT DoCoMo and NTT DATA stock, respectively.

ITEM 7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with MOF. See "Item 4--Information on the Company--Regulation." In addition, the Government is one of the NTT Group's largest customers. NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See "Item 4--Information on the Company--Relationship with the Government."

  As of March 31, 2001, the Government owned 7,415,825.26 Shares or approximately 45.96% of the issued and outstanding. See Note 15 of the Notes to the Consolidated Financial Statements.

                                                 As of March 31,
                                   -------------------------------------------
                                   Identity of Person   Amount of   Percent of
   Title of Class                       or Group       Shares Owned   class
   --------------                  ------------------- ------------ ----------
   Common stock, par value         Government of Japan 7,415,825.26    45.96%
    (Yen)50,000................... (MOF)
   Common stock, par value         Directors and             144.30   0.0009%
    (Yen)50,000................... officers as a group
                                   (11 persons)

  On June 30, 2001, approximately 45,211,400 ADSs (equivalent to 226,057 Shares, or approximately 1.4% of the total number of Shares outstanding on that date) were outstanding and were held by 358 record holders of ADRs (including 330 record holders in the United States holding 45,205,448 ADSs).

Related Party Transactions

 Details of transactions between NTT and its major subsidiaries

  In the ordinary course of its business, NTT provides group management services and fundamental research and development activities to its consolidated subsidiaries. In fiscal 2001, NTT recognized operating revenues of (Yen)247 billion related to such business transactions with its subsidiaries comprised of (Yen)103 billion and (Yen)100 billion from NTT East and NTT West, respectively, (Yen)27 billion from NTT Communications, (Yen)12 billion from NTT DoCoMo and (Yen)6 billion from NTT URBAN DEVELOPMENT CO. and other 88 subsidiaries.

  NTT also enters into non-business transactions (i.e., transactions incidental to the above mentioned business transactions, e.g., rentals of properties) with its subsidiaries from time to time. In fiscal 2001, the total net value of such non business transactions totaled (Yen)133 billion comprised of (Yen)51 billion from NTT East, (Yen)30 billion from NTT West, (Yen)18 billion from NTT Communications and (Yen)11 billion from NTT Comware.

  In fiscal 2001, the total net value of business and non-business related transactions between NTT and NTT DoCoMo was (Yen)12 billion comprised of
(Yen)10 billion for basic research and development services and (Yen)2 billion for management services.

  In fiscal 2001, the total net value of business and non-business related transactions between NTT and NTT DATA was (Yen)3 billion mostly covering basic research and development services.

  In fiscal 2001, NTT recognized operating expenses in business transactions with its subsidiaries of (Yen)76 billion including payments of (Yen)17 billion and (Yen)15 billion to NTT Comware and NTT Advanced Technology, respectively.

  As of March 31, 2001, NTT had short term and other loans outstanding in the aggregate principal amounts of (Yen)246 billion, (Yen)233 billion, (Yen)100 billion, and (Yen)3 billion to NTT East, NTT West, NTT Communications, and NTT DoCoMo and other 62 subsidiaries, respectively. As of March 31, 2001, NTT also had a short term loan of (Yen)160 million and (Yen)3 million in other forms of short term credit outstanding to NTT DATA. The total amount of short term borrowings from NTT by subsidiaries outstanding as of March 31, 2001 increased
(Yen)110 billion from such amount outstanding as of March 31, 2000.

  As of March 31, 2001, NTT had long term and other loans outstanding in the aggregate principal amounts of (Yen)783 billion, (Yen)851 billion, (Yen)671 billion and (Yen)272 million to NTT East, NTT West, NTT Communications, and NTT DoCoMo and other 62 subsidiaries, respectively. The total amount of long term loans from NTT by its subsidiaries outstanding as of March 31, 2001 decreased by (Yen)121 billion from such amount outstanding as of March 31, 2000.

  As of March 31, 2001, NTT was liable to its subsidiaries for short term debts of (Yen)117 billion in total, an increase of (Yen)84 billion from the total amount of such borrowings outstanding as of March 31, 2000, including
(Yen)86 billion for an amount owned to NTT Comware.

 Details of transactions among NTT's subsidiaries

  NTT Group companies have entered into various transactions within NTT Group in its business such as sales of telecommunications equipment and management and maintenance of data communications facility services. In fiscal 2001, NTT East paid business expenses to NTT-ME, NTT-ME TOHOKU and NTT-ME HOKKAIDO in the amount of (Yen)220 billion, (Yen)49 billion and (Yen)30 billion, respectively. NTT West paid business expenses to NTT-ME KANSAI, NTT-ME TOKAI and NTT-ME KYUSHU in the amount of (Yen)84 billion, (Yen)67 billion and
(Yen)66 billion, respectively.

 Details of transactions between NTT Group and other affiliated companies

  NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

  Transactions with other affiliated companies for each of the three years in the period ended March 31, 2001 and the related balances at March 31, 1999, 2000 and 2001 were as follows:

                                           Years ended March 31,
                            ----------------------------------------------------
                                1999         2000         2001         2001
                            ------------ ------------ ------------ -------------
                                      (millions of yen)            (millions of
                                                                   U.S. dollars)
   Sales................... (Yen)120,243 (Yen) 97,552 (Yen)100,956    $  821
   Purchases............... (Yen)461,009 (Yen)485,563 (Yen)682,240    $5,547
   Receivables.............              (Yen) 47,768 (Yen) 56,242    $  457
   Payables................              (Yen)188,635 (Yen)194,808    $1,584

  Intercompany loans that NTT has extended to its affiliated companies amount to (Yen)2,742 billion and the maturity day range from fiscal 2002 to fiscal 2015.

  Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1999, 2000 and 2001 were (Yen)752 million, (Yen)808 million and, (Yen)691 million (U.S.$6 million), respectively.

 Details of transactions between NTT Group companies and other related parties

  In fiscal 2001, NTT East purchased land and other property for (Yen)12,5 billion from NTT Welfare Pension Fund whose chairman of the board of directors, Mr. Toyohiko Takabe, is also a member of the board of directors of NTT East. In addition, NTT East provided systems construction services for
(Yen)1 million to NTT Sports Community Inc., whose president, Mr. Akio Nakata, is also a member of the board of directors of NTT East. Furthermore, NTT East paid (Yen)8 million to NTT Sports Community Inc. for advertisement services.

  In fiscal 2001, NTT DoCoMo entered into an agreement regarding communications facility services serving previously out-of-reception areas such as in tunnels and underpasses with Road Tunnels Information Communications Maintenance Association Corporation ("RTICMA"), whose chairman of the board of directors, Mr. Kazunari Sakai, is also a member of the board of directors of NTT DoCoMo. Under the agreement, NTT DoCoMo received from RTICMA (Yen)1.5 billion and (Yen)39 million for the construction of mobile communications systems and the maintenance of telecommunications facilities, respectively. Further, NTT DoCoMo paid RTICMA (Yen)1.1 billion for the establishment and management of facilities extending communications services to out-of-reception areas.

ITEM 8--FINANCIAL INFORMATION

Consolidated Financial Information

  See "Item 18--Financial Statements" and pages F-I and F-1 through F-37.

Other Financial Information

Legal Proceedings

  In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's consolidated financial statements.

ITEM 9--THE OFFER AND LISTING

Trading Markets

  The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on all other stock exchanges in Japan.

  The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index ("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of July 1, 2001, stocks of 1,475 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                                                                           Closing Nikkei
                                 TSE          Average       Closing             Stock
                           Price per Share     daily         TOPIX             Average
                         -------------------  trading  ----------------- -------------------
                           High       Low     volume     High     Low      High       Low
                         --------- --------- --------- -------- -------- --------- ---------
                                              (number
                                                of
                           (yen)     (yen)    shares)  (points) (points)   (yen)     (yen)
Yearly Periods
  1997..................   922,000   753,000  6,236.78 1,722.13 1,326.61 22,757.00 17,020.00
  1998.................. 1,240,000   836,000  9,813.17 1,560.28 1,120.61 20,911.00 14,546.00
  1999.................. 1,280,000   819,000  9,393.36 1,280.73   980.11 16,756.90 12,787.90
  2000.................. 1,940,000 1,130,000 19,685.85 1,754.78 1,292.07 20,809.79 15,813.40
  2001.................. 1,630,000   691,000 17,624.32 1,732.45 1,161.97 20,833.21 11,433.88
2000 Quarterly Periods
  First Quarter......... 1,440,000 1,130,000 19,524.66 1,425.64 1,292.07 17,958.30 15,813.40
  Second Quarter........ 1,600,000 1,180,000 14,117.61 1,535.23 1,420.64 18,623.20 16,652.00
  Third Quarter......... 1,940,000 1,290,000 27,223.40 1,722.20 1,460.23 19,036.08 17,178.47
  Fourth Quarter........ 1,820,000 1,130,000 17,748.34 1,754.78 1,558.15 20,809.79 18,068.10
2001 Quarterly Periods
  First Quarter......... 1,630,000 1,180,000 16,419.30 1,732.45 1,504.93 20,833.21 15,870.25
  Second Quarter........ 1,600,000 1,040,000 15,679.57 1,613.89 1,439.43 17,661.11 15,394.71
  Third Quarter......... 1,220,000   813,000 18,665.03 1,512.20 1,255.16 16,192.78 13,182.51
  Fourth Quarter........   901,000   691,000 19,797.15 1,337.63 1,161.97 14,186.62 11,433.88
2001 Monthly Periods
  February..............   847,000   726,000    22,151 1,299.01 1,237.80 13,862.29 12,784.17
  March.................   884,000   691,000    20,574 1,337.63 1,161.97 13,867.58 11,433.88
  April.................   838,000   735,000    19,946 1,366.46 1,263.65 14,099.49 12,579.56
  May...................   902,000   732,000    24,665 1,400.97 1,310.81 14,556.11 13,216.57
  June..................   746,000   625,000    24,107 1,318.09 1,254.19 13,510.70 12,511.66
  July..................   705,000   607,000    16,880 1,293.42 1,163.76 12,929.66 11,531.68
  August................   675,000   521,000    13,984 1,237.02 1,094.08 14,556.11 11,075.42
  September (through
   Sept 10).............   550,000   485,000    22,539 1,104.56      984 10,566.65 10,195.69

  On September 10, 2001, the last traded price of the Shares on the TSE was
(Yen)505,000 per Share, and the closing TOPIX and Nikkei Stock Average on that date were, (Yen)1,055.98 and (Yen)10,008.89 respectively.

  ADSs are listed on the New York Stock Exchange. 200 ADSs represent 1 Share and are evidenced by ADRs issued by the Depositary.

  On December 18, 1998, the Government sold 1,000,000 Shares to a variety of individual and institutional investors in a global offering in the form of 981,560 Shares and 3,688,000 ADSs (representing 18,440 Shares). A portion of the global offering was registered with the SEC.

  On November 12, 1999, the Government sold 952,000 Shares to a variety of individual and institutional investors in a global offering in the form of 935,549 Shares and 3,290,200 ADSs. A portion of the global offering was registered with the SEC.

  On October 23, 2000, the Government sold 1,000,000 Shares and NTT issued and sold 300,000 new Shares to a variety of individual and institutional investors in a global offering in the form of 1,263,597 Shares and 7,280,600 ADSs (representing 36,403 Shares). A portion of the global offering was registered with the SEC.

  On June 30, 2001, approximately 45,211,400 ADSs (equivalent to 226,057 Shares, or approximately 1.4% of the total number of Shares outstanding on that date) were outstanding and were held by 358 record holders of ADRs (including 330 record holders in the United States holding 45,205,448 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange composite tape.

                                                      NYSE
                                                  Price per ADS
                                                  -------------  Average daily
Fiscal Period                                      High   Low    trading volume
-------------                                     ------------- ----------------
                                                   ($)    ($)   (number of ADSs)
Yearly Periods
  1997...........................................  40.25  34.63       2,566
  1998...........................................  52.00  34.50      27,058
  1999...........................................  49.88  31.00      25.230
  2000...........................................  89.25  47.00     117,545
  2001...........................................  73.94  29.00     181,077
2000 Quarterly Periods
  First quarter..................................  64.94  47.00      49,233
  Second quarter.................................  62.81  56.50      98,603
  Third quarter..................................  89.25  77.38     179,039
  Fourth quarter.................................  78.81  68.00     143,303
2001 Quarterly Periods
  First quarter..................................  68.38  60.06      86,842
  Second quarter.................................  73.94  49.00     104,098
  Third quarter..................................  53.50  35.69     231,898
  Fourth quarter.................................  39.06  29.00     301,471
2001 Monthly Periods
  February.......................................  36.55  31.31     385,758
  March..........................................  35.92  29.00     262,227
  April..........................................  34.15  29.56     303,440
  May............................................  37.29  30.85     195,982
  June...........................................  31.01  25.78     206,876
  July...........................................  28.57  24.90     156,405
  August.........................................  26.85  21.60     221,374
  September (through September 10)...............  22.59  20.00     295,000

  The Shares are also listed on the London Stock Exchange.

  At the general shareholders meeting on June 29, 1999, the shareholders approved the repurchase by NTT of up to 120,000 of its Shares of common stock, at an aggregate cost not to exceed (Yen)120 billion, before its next ordinary general meeting of shareholders in June 2000. On July 12, 1999, NTT announced in Tokyo it would repurchase up to 8,000 shares of its common stock at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per share equal to the closing price on that exchange on July 12. On July 13, 1999, NTT acquired 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were purchased from the Government. More recently, NTT acquired an additional

28,512 Shares during the period from February 4 to February 15, 2000 pursuant to the authority granted by shareholders at the general shareholders meeting on June 29, 1999. None of these Shares were purchased from the Government of Japan. No additional repurchases of Shares by NTT were proposed to, or authorized by, the shareholders at the general shareholders meeting on June 29, 2000. As a result of these repurchases, the number of outstanding Shares was reduced to 15,834,590.

  On October 23, 2000, NTT issued and sold to a variety of individual and institutional investors 300,000 new Shares in a global offering registered with the SEC. As a result of this offering, the number of outstanding Shares was increased to 16,134,590.

  For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see "Item 10--Additional Information--Taxation."

ITEM 10--ADDITIONAL INFORMATION

Memorandum and Articles of Association

  Information relating to the provisions of NTT's Articles of Incorporation and NTT's Share Handling Regulations and of the Commercial Code of Japan and the NTT Law are described under the caption "Description of the Shares" in NTT's Registration Statement on Form F-3 (Regulation No. 333-46912), which we are hereby incorporating by reference into this annual report.

Exchange Controls and Other Limitations Affecting Security Holders

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

 Acquisition of Shares

  Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to MOF. An amendment to the Foreign Exchange Regulations was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting by the resident of Japan is not required where (i) the amount of the purchase transaction of shares is (Yen)100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

  Notwithstanding the foregoing, if the proposed transaction falls within the category of "inward direct investment," the transaction is subject to different regulations. The term "inward direct investment" in relation to transactions in shares means in relevant part: acquisition of shares of a listed corporation by a foreign investor

(whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

  Whenever shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with MOF and the Minister of PHPT 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

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

 Reporting of Substantial Shareholdings

  The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the Minstry of Finance a report concerning such shareholdings within five business days. The local finance bureau of the Ministry of Finance is authorized to review such filing. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

 Restrictions on Foreign Ownership

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares, have been allowed to own Shares. Currently, the aggregate amount of NTT's voting rights which may be owned by:

  (i)   any person who is not of Japanese nationality;

  (ii)  any foreign government or any of its representatives;

  (iii) any foreign juridical person or association; and

  (iv)  any juridical person or association:

  (x)   which owns 10% or more of NTT's voting rights; and

  (y) 10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT's voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than 20% (which will be increased to one-third by December 2001) of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2001, foreign ownership of NTT's Shares was 15.79%.

Taxation

 Japanese Taxation

  The following is a summary, prepared by Tomotsune & Kimura, of the principal Japanese tax consequences to an owner of Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

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

  (ii) if the recipient is a corporation, 10% of the gross amount actually distributed, if:

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

  In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, inter alia, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America.

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

 United States Taxation

  The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, traders who elect to mark to market, insurance companies, tax-exempt entities, persons holding an ADS or share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of NTT. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

  Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to noncorporate holders. A 31% backup withholding tax (or a lower rate then effect as established by the Economic Growth and Tax Relief Reconciliation Act of 2001) also may apply to amounts paid to noncorporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability.

Documents on Display

  NTT is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, NTT files annual reports and other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and in New York, New York, at an address to be determined. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and some of the other information submitted by NTT to the SEC may be accessed through this web site.

ITEM 11--QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

  Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2001:

                                                                2001
                                                      -------------------------
                                                        Carrying
                                                         amount     Fair value
                                                      ------------ ------------
                                                          (millions of yen)
   Due within 1 year................................. (Yen)  4,101 (Yen)  4,122
   Due after 1 year through 5 years..................       24,619       25,198
   Due after 5 years through 10 years................        5,282        5,243
   Due after 10 years................................        5,500        5,436
   Equity securities.................................      112,408      148,159
                                                      ------------ ------------
     Total........................................... (Yen)151,810 (Yen)188,158
                                                      ============ ============

Foreign Exchange Risk

  NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

  Amounts of NTT Group's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2001.

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

  For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2001.

  The information is presented in Japanese yen equivalents, which is NTT Group's reporting currency. The instruments' actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

                          Average       Carrying amount and maturity date (year ending March 31)
                          Interest ------------------------------------------------------------------------
                            Rate     2002      2003      2004      2005      2006    Thereafter    Total     Fair value
                          -------- --------  --------  --------  --------  --------  ----------  ----------  ----------
                                                                 (millions of yen)
Long-term debt including
Current portion
 Japanese yen bonds and
  notes.................    2.8%   (297,410) (253,832)  (75,838) (238,856) (251,856) (1,028,353) (2,146,145) (2,345,457)
 U.S. dollar notes......    6.2%    (37,290)  (62,360)  (62,378)       36        36    (124,828)   (286,784)   (349,894)
 Swiss franc bonds and
  notes.................    4.3%        (96)  (18,192)        0         0    (6,541)          0     (24,829)    (27,495)
 Sterling pound bonds...    8.4%    (18,076)       36   (45,253)        0         0           0     (63,293)    (74,828)
 Euro notes.............    3.8%         96        96        96        96        96     (83,107)    (82,627)    (97,006)
 Unsecured indebtedness
  to banks:
 Japanese yen loans.....    2.1%   (445,573) (435,052) (481,360) (343,482) (238,015)   (685,757) (2,629,239) (2,784,036)
 U.S. dollar loans......    6.0%    (11,897)     (258)   (1,761)   (6,436)   (3,385)       (427)    (24,164)    (28,987)
                                   --------  --------  --------  --------  --------  ----------  ----------  ----------
  Subtotal..............           (810,246) (769,562) (666,494) (588,642) (499,665) (1,922,472) (5,257,081) (5,707,703)
Forward exchange
 contracts..............                315     2,872       605       634         0           0       4,426      (6,838)
Currency swap
 agreements.............             (4,925)      600    (2,400)      208         0      16,590      10,073     (18,767)
                                   --------  --------  --------  --------  --------  ----------  ----------  ----------
   Total................           (814,856) (766,090) (668,289) (587,800) (499,665) (1,905,882) (5,242,582) (5,718,359)

                            Notional amount and average interest rate
                                      (year ending March 31)
                          ---------------------------------------------------  Fair
                           2002     2003     2004    2005   2006   Thereafter value
                          -------  -------  ------  ------  -----  ---------- ------
                                            (millions of yen)
Interest rate swap
 agreements
 Floating to Fixed
  (Japanese yen)........  190,222  117,727  53,302  13,252  2,785    1,300    (3,818)
 Average pay rate.......      1.4%     1.2%    1.3%    1.7%   2.0%     1.3%
 Average receive rate...      0.1%     0.1%    0.1%    0.2%   0.3%     0.5%
 Fixed to Floating
  (Japanese yen)........   79,300   73,300  60,000  41,500  1,500        0     8,809
 Average pay rate.......      0.4%     0.4%    0.3%    0.2%   0.5%     --
 Average receive rate...      3.3%     3.4%    3.6%    3.3%   3.4%     --
 Floating to Floating
  (Japanese yen)........    7,000    7,000   2,000   1,000  1,000        0       152
 Average pay rate.......      0.3%     0.3%    0.3%    0.2%   0.2%     --
 Average receive rate...      0.9%     0.9%    1.6%    2.4%   2.4%     --

ITEM 12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not applicable.

                                    PART II

ITEM 13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not applicable.

ITEM 14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  Not applicable.

ITEM 15--(RESERVED)

  Not applicable.

ITEM 16--(RESERVED)

  Not applicable.

                                   PART III

ITEM 17--FINANCIAL STATEMENTS

  Not applicable.

ITEM 18--FINANCIAL STATEMENTS

  The Reports of Independent Accountants, Consolidated Balance Sheet of NTT at March 31, 2001 and 2000, Consolidated Statement of Income, Consolidated Statement of Shareholders' Equity and Consolidated Statement of Cash Flows of NTT for each of the three years ended March 31, 1999, 2000 and 2001 and the Notes to the Consolidated Financial Statements, and Schedule II--Valuation and Qualifying Accounts, appear as pages F-1 through F-37.

ITEM 19--EXHIBITS

  (a) Financial Statements

  See accompanying index to the Consolidated Financial Statements.

  (b) Exhibits

 Exhibit
 Number  Description
 ------- -----------
   1.1   Articles of Incorporation of NTT (English translation thereof)
         (incorporated by reference to NTT's Form 6-K dated September 28,
         2000).

   1.2   Share Handling Regulations of NTT (English translation thereof)
         (incorporated by reference to NTT's Form 6-K dated September 28,
         2000).

   1.3   Regulations of Board of Directors of NTT (English translation thereof)
         (incorporated by reference to NTT's Form 6-K dated September 28,
         2000).

   8.1   List of Subsidiaries.

  10.1   Consent of Independent Accountants.

  10.2   Consent of Arthur Andersen.

  10.3   Report of Arthur Andersen

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

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

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Hiroo Inoue
                                          By: _________________________________
                                                       Hiroo Inoue
                                                     Senior Manager
                                                      Department IV

Date: September 19, 2001

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of independent accountants.........................................  F-2

Consolidated balance sheets at March 31, 2000 and 2001....................  F-3

Consolidated statement of income for the three years ended March 31,
 2001.....................................................................  F-5

Consolidated statement of shareholders' equity for the three years ended
 March 31, 2001...........................................................  F-6

Consolidated statement of cash flows for the three years ended March 31,
 2001.....................................................................  F-7

Notes to consolidated financial statements................................  F-8

Financial statements schedule for the three years ended March 31, 2001:

  Schedule II--Valuation and qualifying accounts.......................... F-37

  All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

  Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50%-or-less-owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

  The consolidated financial statements listed above are presented in Japanese yen and the amounts pertaining to the most recent period are also expressed in U.S. dollars, for convenience only, as described in Note 3.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone Corporation

  In our opinion, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of NTT DoCoMo, Inc., a 64%-owned subsidiary, which statements reflect total assets of (Yen)6,016,505 million ($48,914 million) at March 31, 2001 and total revenues of (Yen)4,669,366 million ($37,962 million) for the year ended March 31, 2001. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers

Tokyo, Japan
September 14, 2001

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                    March 31

                                      2000             2001            2001
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
                                                                     (Note 3)
             ASSETS
Current assets:
  Cash and cash equivalents
   (Notes 6 and 21)............. (Yen) 1,155,274  (Yen)   900,555   $   7,321
  Notes and accounts receivable,
   trade (Notes 5 and 21).......       1,678,095        2,176,199      17,693
  Allowance for doubtful
   accounts.....................         (35,682)         (42,220)       (343)
  Inventories (Note 7)..........         189,850          221,965       1,805
  Prepaid expenses and other
   current assets (Note 13).....         709,230          601,634       4,891
                                 ---------------  ---------------   ---------
    Total current assets........       3,696,767        3,858,133      31,367
                                 ---------------  ---------------   ---------

Property, plant and equipment
 (Notes 11 and 17):
  Telecommunications equipment..      12,334,617       12,827,057     104,285
  Telecommunications service
   lines........................      11,958,392       11,972,442      97,337
  Buildings and structures......       5,151,633        5,350,158      43,497
  Machinery, vessels and tools..       1,836,879        1,934,672      15,729
  Land..........................         745,261          779,327       6,336
  Construction in progress......         579,822          458,354       3,727
                                 ---------------  ---------------   ---------
                                      32,606,604       33,322,010     270,911
  Accumulated depreciation......     (20,743,008)     (21,529,642)   (175,038)
                                 ---------------  ---------------   ---------
                                      11,863,596       11,792,368      95,873
                                 ---------------  ---------------   ---------

Investments and other assets:
  Investments in affiliated
   companies (Note 8)...........         338,379        1,028,153       8,359
  Marketable securities and
   other investments (Note 9)...         369,654        1,387,719      11,282
  Goodwill (Note 10)............           7,969          567,374       4,613
  Intangible and other assets
   (Note 10)....................       1,873,628        2,075,633      16,875
  Deferred income taxes (Note
   13)..........................         951,296        1,050,031       8,537
                                 ---------------  ---------------   ---------
                                       3,540,926        6,108,910      49,666
                                 ---------------  ---------------   ---------
                                 (Yen)19,101,289  (Yen)21,759,411   $ 176,906
                                 ===============  ===============   =========

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                    March 31

                                        2000            2001           2001
                                   --------------- --------------- ------------
                                           Millions of yen         Millions of
                                                                   U.S. dollars
                                                                     (Note 3)
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings (Notes 11
   and 21)........................ (Yen)   410,305 (Yen)   946,009   $  7,691
  Current portion of long-term
   debt (Notes 11 and 21).........         868,648         810,246      6,587
  Accounts payable, trade (Notes 5
   and 21)........................       1,440,629       1,708,817     13,893
  Accrued payroll (Note 21).......         486,415         649,043      5,277
  Accrued interest................          40,390          36,123        294
  Accrued taxes on income.........         346,895         329,512      2,679
  Accrued consumption tax (Note
   14)............................          92,014         119,758        973
  Advances received...............          83,604          61,971        504
  Other (Note 13).................          88,877         190,610      1,550
                                   --------------- ---------------   --------
    Total current liabilities.....       3,857,777       4,852,089     39,448
                                   --------------- ---------------   --------
Long-term liabilities:
  Long-term debt (Notes 11 and
   21)............................       4,239,088       4,446,835     36,153
  Obligations under capital leases
   (Note 17)......................         359,786         338,425      2,752
  Liability for employees'
   severance payments (Note 12)...       3,088,996       3,023,851     24,584
  Other (Note 13).................         630,707         856,307      6,962
                                   --------------- ---------------   --------
                                         8,318,577       8,665,418     70,451
                                   --------------- ---------------   --------
Minority interest in consolidated
 subsidiaries.....................         910,311       1,485,741     12,079
                                   --------------- ---------------   --------
Shareholders' equity (Note 15):
  Common stock, (Yen)50,000 par
   value--Authorized--62,322,590
   shares
   Issued and outstanding--
    15,834,590 shares in 2000 and
    16,134,590 shares in 2001.....         795,600         937,950      7,626
  Additional paid-in capital......       2,530,476       2,669,736     21,705
  Retained earnings...............       2,648,286       3,096,836     25,177
  Accumulated other comprehensive
   income.........................          40,262          51,641        420
                                   --------------- ---------------   --------
                                         6,014,624       6,756,163     54,928
                                   --------------- ---------------   --------
Commitments and contingent
 liabilities (Note 22)............
                                   (Yen)19,101,289 (Yen)21,759,411   $176,906
                                   =============== ===============   ========

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                              Year Ended March 31

                               1999            2000            2001           2001
                          --------------  --------------  --------------  ------------
                                        Millions of yen                   Millions of
                                                                          U.S. dollars
                                                                            (Note 3)
Operating revenues (Note
 5):
 Telephone..............  (Yen)6,300,460  (Yen)6,394,562  (Yen)6,171,979    $50,179
 Telegraph..............          85,521          82,631          78,903        641
 Leased circuit.........         507,163         499,891         494,264      4,018
 Data communication
  facility..............         383,455         397,107         388,083      3,155
 ISDN services..........         555,976         818,833       1,081,623      8,794
 Sale of
  telecommunication
  equipment.............       1,008,589       1,138,369       1,477,143     12,009
 Miscellaneous..........         888,509       1,051,946       1,636,103     13,302
                          --------------  --------------  --------------    -------
                               9,729,673      10,383,339      11,328,098     92,098
                          --------------  --------------  --------------    -------
Operating expenses
 (Notes 5 and 18):
 Personnel..............       2,367,449       2,401,056       2,470,289     20,084
 Depreciation,
  amortization and
  maintenance costs.....       3,435,522       3,394,343       3,470,847     28,218
 Other..................       3,215,267       3,764,150       4,552,156     37,009
                          --------------  --------------  --------------    -------
                               9,018,238       9,559,549      10,493,292     85,311
                          --------------  --------------  --------------    -------
Operating income........         711,435         823,790         834,806      6,787
                          --------------  --------------  --------------    -------
Other expenses (income):
 Interest and
  amortization of bond
  discounts and issue
  costs.................         216,038         175,081         165,934      1,349
 Interest income........          (6,881)        (32,382)        (33,383)      (271)
 Gains on sales of
  subsidiary stock (Note
  19)...................      (1,634,314)            --         (516,599)    (4,200)
 Gains on sales of
  investments in
  affiliated company
  (Note 8)..............             --              --          (76,100)      (619)
 Other, net.............          22,631          (7,881)        (10,203)       (83)
                          --------------  --------------  --------------    -------
                              (1,402,526)        134,818        (470,351)    (3,824)
                          --------------  --------------  --------------    -------
Income before income
 taxes..................       2,113,961         688,972       1,305,157     10,611
                          --------------  --------------  --------------    -------
Income taxes (Note 13):
 Current................         659,082         444,363         524,933      4,268
 Deferred...............         422,835        (159,521)         67,273        547
                          --------------  --------------  --------------    -------
                               1,081,917         284,842         592,206      4,815
                          --------------  --------------  --------------    -------
Income before
 extraordinary loss,
 minority interest and
 equity in earnings
 (losses) of affiliated
 companies..............       1,032,044         404,130         712,951      5,796
Extraordinary loss for
 discontinuance of
 regulatory accounting
 principles (Note 2)....        (462,508)            --              --         --
                          --------------  --------------  --------------    -------
Income before minority
 interest and equity in
 earnings (losses) of
 affiliated companies...         569,536         404,130         712,951      5,796
Minority interest in
 consolidated
 subsidiaries...........         (24,148)       (115,210)       (161,324)    (1,312)
Equity in earnings
 (losses) of affiliated
 companies..............           9,043          10,090         (17,808)      (144)
                          --------------  --------------  --------------    -------
Net Income..............  (Yen)  554,431  (Yen)  299,010  (Yen)  533,819    $ 4,340
                          ==============  ==============  ==============    =======
                                              Yen                         U.S. dollars
                                                                            (Note 3)
Per share of common
 stock:
 Extraordinary loss.....    (Yen)(29,067)            --              --         --
                          --------------  --------------  --------------    -------
 Net income.............     (Yen)34,844     (Yen)18,837     (Yen)33,466       $272
                          --------------  --------------  --------------    -------
 Cash dividends,
  applicable to earnings
  for the year (Note
  15)...................      (Yen)5,000     (Yen)10,000      (Yen)5,000        $41
                          ==============  ==============  ==============    =======

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                              Year Ended March 31

                               1999            2000            2001           2001
                          --------------  --------------  --------------  ------------
                                        Millions of yen                   Millions of
                                                                          U.S. dollars
                                                                            (Note 3)
Common stock (Note 15):
 At beginning of year...  (Yen)  795,600  (Yen)  795,600  (Yen)  795,600    $ 6,469
 Issuance of common
  stock.................             --              --          142,350      1,157
                          --------------  --------------  --------------    -------
 At end of year.........         795,600         795,600         937,950      7,626
                          --------------  --------------  --------------    -------
Additional paid-in
 capital (Note 15):
 At beginning of year...       2,530,476       2,530,476       2,530,476     20,573
 Issuance of common
  stock.................             --              --          139,260      1,132
                          --------------  --------------  --------------    -------
 At end of year.........       2,530,476       2,530,476       2,669,736     21,705
                          --------------  --------------  --------------    -------
Retained earnings (Note
 15):
 At beginning of year...       2,153,883       2,628,272       2,648,286     21,531
 Appropriations--
 Cash dividends.........         (39,780)       (119,339)        (39,587)      (322)
 Interim distribution--
 Cash dividends.........         (39,779)        (39,658)        (39,586)      (322)
 Net income.............         554,431         299,010         533,819      4,340
 Purchase and retirement
  of common stock.......             --         (119,999)            --         --
 Other change...........            (483)            --           (6,096)       (50)
                          --------------  --------------  --------------    -------
 At end of year.........       2,628,272       2,648,286       3,096,836     25,177
                          --------------  --------------  --------------    -------
Accumulated
 comprehensive income
 (loss) (Note 15):
 At beginning of year...         (16,031)        (43,578)         40,262        327
 Other comprehensive
  income (loss).........         (27,547)         83,840          11,379         93
                          --------------  --------------  --------------    -------
 At end of year.........         (43,578)         40,262          51,641        420
                          --------------  --------------  --------------    -------
Shareholders' equity at
 end of year............  (Yen)5,910,770  (Yen)6,014,624  (Yen)6,756,163    $54,928
                          ==============  ==============  ==============    =======
Summary of total
 comprehensive income:
 Net income.............  (Yen)  554,431  (Yen)  299,010  (Yen)  533,819    $ 4,340
 Other comprehensive
  income (loss).........         (27,547)         83,840          11,379         93
                          --------------  --------------  --------------    -------
Comprehensive income....  (Yen)  526,884  (Yen)  382,850  (Yen)  545,198    $ 4,433
                          ==============  ==============  ==============    =======


        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              Year Ended March 31

                              1999            2000            2001           2001
                         --------------  --------------  --------------  ------------
                                       Millions of yen                   Millions of
                                                                         U.S. dollars
                                                                           (Note 3)
Cash flows from
 operating activities:
 Net income............  (Yen)  554,431  (Yen)  299,010  (Yen)  533,819    $  4,340
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities--
 Extraordinary item,
  net of taxes (Note
  2)...................         462,508             --              --          --
 Depreciation and
  amortization.........       2,439,957       2,418,331       2,468,956      20,073
 Deferred taxes........         422,835        (159,521)         67,273         547
 Minority interest.....          24,148         115,210         161,324       1,312
 Loss on sale or
  disposal of property,
  plant and equipment..         174,686         209,147         207,244       1,685
 Gains on sales of
  subsidiary stock
  (Note 19)............      (1,634,314)            --         (516,599)     (4,200)
 Gains on sales of
  investments in
  affiliated company...             --              --          (76,100)       (619)
 Equity in (earnings)
  losses of affiliated
  companies............          (9,043)        (10,090)         17,808         144
 Increase in notes and
  accounts receivable,
  trade................        (182,732)       (218,923)       (479,274)     (3,897)
 (Increase) decrease in
  inventories..........          27,955           5,993         (26,885)       (218)
 (Increase) decrease in
  other current
  assets...............        (211,880)        216,529         156,104       1,269
 Increase in accounts
  payable, trade and
  accrued payroll......          25,419         121,558         427,463       3,475
 Increase (decrease) in
  accrued consumption
  tax..................         (77,665)         69,644          25,556         208
 Decrease in accrued
  interest.............         (11,594)         (4,196)         (4,100)        (33)
 Increase (decrease) in
  advances received....          (1,631)         11,596         (21,681)       (176)
 Increase (decrease) in
  accrued taxes on
  income...............         300,609        (384,336)        (24,470)       (199)
 Increase (decrease) in
  other current
  liabilities..........          (9,587)         25,865          59,161         481
 Increase (decrease) in
  liability for
  employees' severance
  payments, net of
  deferred pension
  costs................          84,267         107,653         (43,059)       (350)
 Increase (decrease) in
  other long-term
  liabilities..........          (1,330)         (1,696)         62,086         505
 Other.................         (11,808)        (25,786)         14,177         115
                         --------------  --------------  --------------    --------
  Net cash provided by
   operating
   activities..........       2,365,231       2,795,988       3,008,803      24,462
                         --------------  --------------  --------------    --------
Cash flows from
 investing activities:
 Payments for property,
  plant and equipment..      (2,789,342)     (2,349,969)     (2,518,785)    (20,478)
 Proceeds from sale of
  property, plant and
  equipment............          20,707          35,196          25,866         210
 Payments for
  marketable equity
  securities and other
  investments..........        (107,877)       (166,430)     (1,922,849)    (15,633)
 Proceeds from sale of
  marketable equity
  securities and other
  investments..........             --           25,285         169,847       1,381
 Proceeds from sales of
  subsidiary stock
  (Note 19)............       2,213,010             --              --          --
 Acquisition of
  intangible and other
  assets...............          31,535        (478,388)       (329,031)     (2,675)
 Purchase of subsidiary
  net of cash
  acquired.............             --              --         (491,573)     (3,997)
                         --------------  --------------  --------------    --------
  Net cash used in
   investing
   activities..........        (631,967)     (2,934,306)     (5,066,525)    (41,192)
                         --------------  --------------  --------------    --------
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt....  (Yen)  653,435  (Yen)  677,822  (Yen)1,015,206    $  8,254
 Payments for
  settlement of long-
  term debt............      (1,170,912)       (916,246)       (871,018)     (7,081)
 Dividends paid........         (79,559)       (158,997)        (79,173)       (644)
 Proceeds from issuance
  of common stock......             --              --          281,610       2,290
 Purchase and
  retirement of common
  stock................             --         (119,999)            --          --
 Proceeds from minority
  shareholders'
  payments.............             --           10,183         930,005       7,561
 Net increase
  (decrease) in short-
  term borrowings and
  other................        (392,792)        144,157         497,286       4,043
                         --------------  --------------  --------------    --------
  Net cash provided by
   (used in) financing
   activities..........        (989,828)       (363,080)      1,773,916      14,423
                         --------------  --------------  --------------    --------
Effect of exchange rate
 changes on cash and
 cash equivalents......             --              --           29,087         236
                         --------------  --------------  --------------    --------
Net increase (decrease)
 in cash and cash
 equivalents...........         743,436        (501,398)       (254,719)     (2,071)
Cash and cash
 equivalents at
 beginning of year.....         913,236       1,656,672       1,155,274       9,392
                         --------------  --------------  --------------    --------
Cash and cash
 equivalents at end of
 year..................  (Yen)1,656,672  (Yen)1,155,274  (Yen)  900,555    $  7,321
                         ==============  ==============  ==============    ========
Cash paid during the
 year for:
 Interest..............  (Yen)  232,099  (Yen)  156,196  (Yen)  169,189    $  1,376
                         --------------  --------------  --------------    --------
 Income taxes..........  (Yen)  364,176  (Yen)  831,109  (Yen)  303,427    $  2,467
                         --------------  --------------  --------------    --------
Capital lease
 obligations incurred
 during the year.......  (Yen)   32,881  (Yen)   10,011  (Yen)    3,647    $     30
                         --------------  --------------  --------------    --------

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

  Pursuant to the NTT Law as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese Government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Government of Japan has sold 7,416 thousand shares of NTT's common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Government of Japan.

  On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications (now the Minister of Public Management, Home Affairs, Posts and Telecommunications) for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (the "Revision Law"). On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer would occur, a reorganization was implemented in which NTT became a holding company holding all the shares in two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance company (NTT Communications Corporation).

  The transfers of businesses were accomplished by transferring on July 1, 1999, NTT's relevant business activities to the respective wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), and NTT Communications Corporation ("NTT Communications").

  Nippon Telegraph and Telephone East Corporation inherited the intra-prefectural telecommunications and related services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions. Nippon Telegraph and Telephone West Corporation inherited the intra-prefectural telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions.

  NTT Communications Corporation inherited all the business activities comprising the domestic inter-prefecture telecommunications and multimedia network services and related services and was allowed to enter the international market.

2. Summary of significant accounting policies:

  NTT and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan ("Japanese GAAP"), and its foreign subsidiaries in conformity with those countries of their domicile. NTT, as a regulated company, also follows the Nippon Telegraph and Telephone Corporation Law ("NTT Law"), the

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Telecommunications Business Law (the "Telecom Business Law") and other related accounting regulations for preparing such financial statements.

  The accompanying consolidated financial statements incorporate certain adjustments and reclassifications to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

  Significant accounting policies, after reflecting adjustments for the above, are as follows:

 Basis of consolidation and accounting for investments in affiliated companies--

  The consolidated financial statements include the accounts of NTT and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

  The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 were reflected in the result of operations of NTT.

  Investments in affiliated companies where NTT owns an aggregate 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments of less than 20% in which NTT does not have significant influence are recorded using the cost method of accounting.

  On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

  The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies, if significant in amount, is amortized over the periods benefited ranging from one to twenty years.

 Discontinuance of regulation accounting principles--

  During the fiscal year ended March 31, 1999, NTT discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") for all of its operations. Under SFAS 71, NTT had accounted for the effects of the ratemaking process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of the Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-- Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of (Yen)462,508 million, net of income taxes of (Yen)426,931 million during the six-month period ended September 30, 1998 and eliminated (Yen)889,439 million of regulatory assets from its balance sheet as of September 30, 1998.

  The major components of the eliminated regulatory assets as of September 30, 1998 are as follows:

                                                         Pretax     After-tax
                                                      ------------ ------------
                                                           Millions of yen
   Deferred compensated absences..................... (Yen)105,693 (Yen) 54,960
   Deferred pension costs............................      679,722      353,456
   Unamortized purchases of the leased assets........      104,024       54,092
                                                      ------------ ------------
     Total........................................... (Yen)889,439 (Yen)462,508
                                                      ============ ============

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

 Revenue recognition--

  Telephone service revenue and ISDN services revenue are recorded based on seconds of traffic processed plus basic fees at March 31.

  Prior to April 1, 2000, activation fees for these services were recognized as revenue when received and the related direct incremental customer acquisition costs were expensed as incurred. Base monthly service and airtime revenues were recognized as service was provided to customers.

  Effective April 1, 2000, NTT and its subsidiaries adopted the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". The impact to NTT and its subsidiaries pertains to the treatment of non-recurring upfront fees, such as activation fees, and the related direct incremental customer acquisition costs. NTT and its subsidiaries have revised its accounting policy to defer such activation fees of wireless line service and to recognize them as revenues over the expected term of the customer relationship, which ranges from approximately two to six years depending on the service. The related direct incremental customer acquisition costs are being deferred only to the extent of the upfront fee amount and are being amortized over the same period. This change has been adopted effective April 1, 2000. The effect on both revenues and expenses for prior periods was insignificant and had no effect on related results of operations.

  Sales of telecommunication equipment are recognized upon delivery, which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Revenue from system development and system integration projects, included in miscellaneous operating income, are recorded when the projects are completed. Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably estimable. Other telecommunications services revenues, including telegraph service, leased circuit service and data communication facility services, are recorded when the services are rendered to customers.

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

 Foreign currency translation--

  All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

 Marketable securities--

  Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

 Inventories--

  Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold is stated at cost, not in excess of market value with cost being determined by the average cost basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value with cost being determined as the accumulated production cost for contract items. Materials and supplies are valued at cost, not in excess of market value with cost being determined on a first-in first-out basis.

 Property, plant and equipment and depreciation--

  Property, plant and equipment are stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

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

  Included as property, plant and equipment is approximately (Yen)164,000 million ($1,333 million) as of March 31, 2001 in assets of NTT DoCoMo, Inc. ("NTT DoCoMo") related to the construction of its so-called third generation
(3G) network. A significant portion of such assets is recorded as part of construction in progress in the accompanying consolidated balance sheets. Since the 3G network is not yet fully completed and operational, the realizability of such assets is dependent on the success of 3G technology, which is currently not determinable given the newness of such technology and the delay experienced in its initial implementation.

 Capitalized interest--

  NTT capitalizes interest related to the construction of property, plant and equipment over the period of construction. NTT also capitalizes interest associated with the development of internal-use software. NTT

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred, including in interest and amortization of bond discounts and issue costs, were (Yen)119,889 million,
(Yen)99,458 million, and (Yen)103,659 million ($843 million), of which
(Yen)2,693 million, (Yen)4,173 million and (Yen)6,906 million ($56 million) were capitalized for the years ended March 31, 1999, 2000 and 2001, respectively.

 Accounting for the impairment of long-lived assets--

  NTT Group's long-lived assets, including property, plant and equipment, goodwill, software and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

 Goodwill, intangible and other assets--

  Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT and its subsidiaries amortize such goodwill on a straight-line basis over the periods to be benefited, not to exceed 20 years.

  Intangible and other assets primarily consist of computer software and the right to use utility facilities.

  NTT and its subsidiaries capitalize the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally 5 years.

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

 Derivative financial instruments--

  NTT and certain subsidiaries enter into several types of derivative financial instruments, such as forward exchange contracts, currency swap agreements, interest rate swap agreements and interest rate option contracts, as hedges in order to limit their exposure to loss in relation to underlying debt instruments or underlying assets resulting from adverse fluctuations in foreign currency exchange rates and interest rates. NTT and its subsidiaries do not use derivative financial instruments for trading purposes. Most of these instruments are integrated as part of debt transactions and are entered into at the beginning date of those transactions, and have the same maturity as the underlying debt. These instruments are executed with creditworthy financial institutions.

  As forward exchange contracts and currency swap agreements are utilized for hedging purposes, any resulting gains or losses are effectively offset against foreign exchange gains or losses on the underlying hedged debts through recognition in the same period.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  NTT and certain subsidiaries entered into interest rate swap agreements which are fully integrated with underlying debt obligations or financial assets and designed to convert floating rate debt into fixed rate debt, or vice versa, and interest rate option agreements are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. As the purpose of entering into the swap transaction is mainly to change the nature of debt, NTT and certain subsidiaries account for the swap agreement as a hedge of the obligation and record interest expense using the revised interest rate.

  Should the transaction or asset or liability underlying a hedge be settled or cease to exist, all changes in fair value of related derivative, which have not been recognized are immediately recognized in the income statement.

  Cash flows from financial instruments are classified in the consolidated statement of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

 Net income per share--

  Basic net income per share ("EPS") is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

 Distribution of common stock--

  On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer of the applicable par value from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be affected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the Board of Directors' Meeting.

Comprehensive income--

  NTT adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" in the six-month period ended September 30, 1998. Comprehensive income is defined in this standard as a total change in shareholders' equity, excluding capital transactions. NTT's comprehensive income comprises net income plus other comprehensive income representing changes in foreign currency translation adjustments, unrealized gains/losses on securities and minimum pension liability adjustments. NTT has elected to disclose comprehensive income and its components in the statement of shareholders' equity.

Recent pronouncements--

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which has been amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities-Deferral for the Effective Date of FASB Statement No. 133", and Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instrument and Certain Hedging Activities-An amendment of FASB Statement No. 133." SFAS 133, as amended, is effective for NTT beginning April 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

earnings. As of April 1, 2001, the adoption of the new standard results in a net-of-tax decrease of approximately (Yen)26,514 million ($216 million) to accumulated other comprehensive income and a immaterial effect to cumulative effect of adopting accounting principle, net of tax in the consolidated statement of income.

  In April 2001, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of Vendor's Products" (EITF 00-25). The EITF concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption can be overcome in certain circumstances. For NTT EITF 00-25 should be applied on a retroactive basis no later than in annual or interim financial statements for its fiscal year beginning April 1, 2002. Earlier application is encouraged. NTT has not decided when it will adopt this change. Had NTT adopted EITF 00-25 as of April 1, 1998, equipment revenues and operating expenses would have been reduced by
(Yen)151,682 million, (Yen)188,386 million and (Yen)239,942 million ($1,951 million) for the years ended March 31, 1999, 2000 and 2001, respectively.

  In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Accounting for Business Combinations". This statement, as a replacement of Accounting Principles Board ("APB") Opinion 16, primarily addresses the elimination of the pooling-of-interests method of accounting for business combinations and the application of the purchase accounting method, including the separate recognition criteria for intangible assets, and accounting for negative goodwill. SFAS 141 shall be applied to all business combinations initiated after June 30, 2001.

  Also in July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Intangible Assets". This statement, as a replacement of APB Opinion 17, primarily addresses the nonamortization of goodwill and indefinite-lived intangible assets, the amortization of intangible assets with a defined life, and the impairment testing for goodwill and intangible assets. This new statement also addresses the accounting for acquired goodwill and other intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001, but allows for early adoption for those companies with fiscal years beginning after March 15, 2001.

  Under SFAS 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. NTT is still studying the implications of the new standard and, has not yet determined if it will adopt it early for the year ended March 31, 2002 or at its normal effective date April 1, 2002. Therefore, it is unclear what effect SFAS 142 will have on the financial and operational results of the upcoming term.

  In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 is effective for NTT beginning April 1, 2003. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is in the process of determining the impact that the adoption of SFAS 143 will have on its results of operations and financial position.

 Reclassifications--

  Certain items for prior years' financial statements have been reclassified to conform to the 2001 presentation.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


3. U.S. dollar amounts:

  U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)123 = US$1, the approximate current rate at March 31, 2001, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Acquisitions and dispositions:

 Verio Inc.--

  Verio Inc. ("Verio"), a Delaware corporation, is an indirect wholly owned subsidiary of NTT Communications. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger would enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

  On September 8, 2000, NTT Communications completed its acquisition of Verio. The acquisition, recorded under the purchase method of accounting, included the purchase of Verio's outstanding shares for a total purchase price of
(Yen)529,639 million ($4,306 million). A portion of the purchase price has been allocated to assets and liabilities assumed based on estimated fair value at the date of acquisition while the balance of $5,199 million was recorded as goodwill and its being amortized over ten years. The pro forma impact of Verio on historical NTT results is immaterial.

  The preliminary allocation of the purchase was as follows:

                                                                    Millions of
                                                                    U.S. dollars
                                                                    ------------
   Common shares...................................................   $ 4,427
   Preferred shares................................................       449
   Warrants........................................................        74
   Merger costs....................................................        27
   Other...........................................................        43
                                                                      -------
     Gross purchase consideration..................................   $ 5,020
                                                                      =======
   Current assets..................................................   $   681
   Net equipment and leasehold improvements........................       320
   Goodwill........................................................     5,199
   Other intangible acquired.......................................       595
   In-process research and development.............................        80
   Other assets....................................................        54
   Liabilities assumed and other...................................    (1,909)
                                                                      -------
                                                                      $ 5,020
                                                                      =======

  NTT Communications recognized purchase of Verio net of cash acquired of
(Yen)491,573 million ($3,997 million) on the accompanying consolidated statement of cash flows, based on a net purchase consideration of $4,950 million, net of related expenses, and cash and cash equivalents acquired from Verio.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 AT&T Wireless Group--

  In December 2000, NTT DoCoMo, Inc. ("NTT DoCoMo") entered into an agreement with AT&T Corp. ("AT&T") for the ultimate intended purpose of making a direct investment in and having a strategic alliance with AT&T Corp.'s wireless group ("AT&T Wireless Group") to promote wireless technology, including third generation (3G) wireless technology. AT&T Wireless Group would become a separable entity upon its planned split-off from AT&T.

  On January 22, 2001, as a result of this agreement, NTT DoCoMo invested $9.8 billion ((Yen)1,142.5 billion) in return for 812,511.778 shares of a new class of non-transferable AT&T preferred stock that are convertible as a whole only, at any time prior to the split-off, into 406,255,889 shares of AT&T Wireless Group tracking stock. Such preferred stock is intended to reflect approximately 16% of the financial performance and economic value of AT&T Wireless Group. In addition to the preferred stock, NTT DoCoMo also received 83,496.546 warrants each of which represents the right to purchase one share of preferred stock at $17.50 per share, or the equivalent of an additional 41,748,273 shares of AT&T Wireless Group tracking stock at an exercise price of $35 per share. Such warrants are exercisable in any amount and at any time until the fifth anniversary of their issuance.

  On July 9, 2001 AT&T completed the planned split-off of the AT&T Wireless Group. Accordingly, NTT DoCoMo's investment in preferred stock was automatically converted into new AT&T Wireless Group common stock at the one for one exchange rate designated by AT&T for all AT&T Wireless Group tracking stock. In addition, the warrants, all of which were unexercised, were automatically converted into warrants to purchase a like number of shares of AT&T Wireless Group common stock.

  Under terms of the investment agreement, in certain circumstances, if AT&T Wireless Group fails to meet specific 3G wireless technology benchmarks in the United States by June 30, 2004, NTT DoCoMo may require the repurchase of its investment, in stock and warrants, at the original purchase price plus interest at a predetermined rate.

  Further, as a condition of its investment, NTT DoCoMo has agreed to certain standstill provisions for five years, which include that it will not acquire or agree to acquire any additional voting shares of AT&T Wireless Group, except in connection with the exercise of its existing preemptive rights, conversion rights or warrants. The standstill provisions will continue in effect after the five-year period as long as NTT DoCoMo has the right to nominate at least director to the board.

  The $9.8 billion cost was allocated based on estimated fair values at date of investment $9.5 billion ((Yen)1,111.8 billion) to the preferred stock and $0.3 billion ((Yen)30.7 billion) to the warrants and the investment is being accounted for on the cost basis at March 31, 2001. It is expected that upon the split-off and automatic conversion of its preferred stock investment into AT&T Wireless Group common stock, NTT DoCoMo will begin to account for such investment on the equity method based on its ownership percentage and ability to significantly influence the operations through board representation, appointment of NTT DoCoMo employees to certain key management positions of AT&T Wireless Group, technology alliance rights to approve specified actions and the right, under certain conditions, to require AT&T Wireless to repurchase NTT DoCoMo's investment in stock and warrants.

 Others--

  The investment in Hutchison Telephone Company Limited was made during the year ended March 31, 2000. The investments in Hutchison 3G UK Holdings Limited, KPN Mobile N.V., KG Telecommunications Co., Ltd.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

and DoCoMo AOL Inc. were made during the year ended March 31, 2001. NTT accounts for investments in affiliated companies where NTT and its subsidiaries own from an aggregate 20 to 50 percent, on an equity basis, including its investments in KPN Mobile N.V. and Hutchison Telephone Company Limited where they own less than 20 percent due to their ability to exercise significant influence.

  The aggregate difference between the carrying value of NTT's investment in affiliated companies and its underlying equity in net assets of such affiliated companies is (Yen)356,246 million ($2,896 million) as of March 31, 2001 and relates primarily to KPN Mobile N.V. Such excess is being amortized on a straight-line basis over 20 years.

5. Related party transactions:

  NTT and its subsidiaries have entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

  Transactions with affiliated companies for each of the three years in the period ended March 31, 2001 and the related balances at March 31, 2000 and 2001 were as follows:

                                 1999         2000         2001         2001
                             ------------ ------------ ------------ ------------
                                        Millions of yen             Millions of
                                                                    U.S. dollars
   Sales.................... (Yen)120,243 (Yen) 97,552 (Yen)100,956    $  821
                             ============ ============ ============    ======
   Purchases................ (Yen)461,009 (Yen)485,563 (Yen)682,240    $5,547
                             ============ ============ ============    ======
   Receivables..............              (Yen) 47,768 (Yen) 56,242    $  457
                                          ============ ============    ======
   Payables.................              (Yen)188,635 (Yen)194,808    $1,584
                                          ============ ============    ======

  Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1999, 2000 and 2001 were (Yen)752 million, (Yen)808 million and (Yen)691 million ($6 million), respectively.

6. Cash and cash equivalents:

  Cash and cash equivalents at March 31, 2000 and 2001 comprised the following:

                                             2000          2001         2001
                                        -------------- ------------ ------------
                                              Millions of yen       Millions of
                                                                    U.S. dollars
   Cash...............................  (Yen)  719,167 (Yen)598,039    $4,862
   Certificates of deposit, commercial
    paper and marketable securities
    purchased under agreements to
    resell............................          38,063      123,139     1,001
   Time deposits, certificates of
    deposit and other.................         398,044      179,377     1,458
                                        -------------- ------------    ------
                                        (Yen)1,155,274 (Yen)900,555    $7,321
                                        ============== ============    ======

  Certificates of deposit, commercial paper and securities, including marketable bonds of the Government of Japan, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


7. Inventories:

  Inventories at March 31, 2000 and 2001 comprised the following:

                                           2000         2001         2001
                                       ------------ ------------ ------------
                                            Millions of yen      Millions of
                                                                 U.S. dollars
   Telecommunication equipment to be
    sold.............................. (Yen) 85,100 (Yen)131,025    $1,066
   Projects in progress...............       81,110       58,466       475
   Materials and supplies.............       23,640       32,474       264
                                       ------------ ------------    ------
                                       (Yen)189,850 (Yen)221,965    $1,805
                                       ============ ============    ======

8. Investments in affiliated companies:

  NTT's main investments in the following entities are accounted for on the equity method as of March 31, 2001.

                                                      NTT and its subsidiaries'
             Company name                               ownership percentage
             ------------                             -------------------------
   Hutchison 3G UK Holdings Limited..................            20%
   KPN Mobile N.V. ..................................            15%
   KG Telecommunications Co., Ltd. ..................            20%
   Hutchison Telephone Company Limited...............            19%
   DoCoMo AOL, Inc. .................................            42%

  In May 2000 NTT agreed to the sale of all shares it owned of Photonic Integration Research Inc. ("PIRI"), an affiliated company of NTT, to SDL Inc. in exchange for SDL stock. In connection with this transaction, NTT recognized a gain on sales of investments in an affiliated company of (Yen)76,100 million ($619 million). The gain was based on a valuation for the 4,830 thousand shares of SDL stock received by NTT minus the book value of PIRI's stock and related expenses.

  NTT's share of undistributed earnings of affiliated companies included in consolidated retained earnings were earnings of (Yen)9,892 million,
(Yen)26,300 million and (Yen)4,221 million ($34 million) as of March 31, 1999, 2000 and 2001, respectively.

9. Marketable securities and other investments:

  Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and carrying amounts by major security type at March 31, 2000 and 2001 are as follows:

                                               March 31, 2000
                             --------------------------------------------------
                                             Gross        Gross
                               Carrying    unrealized  unrealized
                               amounts       gains       losses     Fair value
                             ------------ ------------ ----------- ------------
                                              Millions of yen
   Available-for-sale:
     Equity securities...... (Yen)138,542 (Yen)181,019 (Yen)63,136 (Yen)256,425
   Held-to-maturity:
     Debt securities........       43,252        1,591         203       44,640
                             ------------ ------------ ----------- ------------
       Total................ (Yen)181,794 (Yen)182,610 (Yen)63,339 (Yen)301,065
                             ============ ============ =========== ============

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                                March 31, 2001
                               ------------------------------------------------
                                               Gross      Gross
                                 Carrying   unrealized  unrealized
                                 amounts       gains      losses    Fair value
                               ------------ ----------- ---------- ------------
                                               Millions of yen
   Available-for-sale:
     Equity securities.......  (Yen)112,408 (Yen)40,567 (Yen)4,816 (Yen)148,159
   Held-to-maturity:
     Debt securities.........        39,502         624        127       39,999
                               ------------ ----------- ---------- ------------
       Total.................  (Yen)151,910 (Yen)41,191 (Yen)4,943 (Yen)188,158
                               ============ =========== ========== ============
                                                March 31, 2001
                               ------------------------------------------------
                                               Gross      Gross
                                 Carrying   unrealized  unrealized
                                 amounts       gains      losses    Fair value
                               ------------ ----------- ---------- ------------
                                           Millions of U.S. dollars
   Available-for-sale:
     Equity securities.......  $        914 $       330 $       39 $      1,205
   Held-to-maturity:
     Debt securities.........           321           5          1          325
                               ------------ ----------- ---------- ------------
       Total.................  $      1,235 $       335 $       40 $      1,530
                               ============ =========== ========== ============

  During the years ended March 31, 1999, 2000 and 2001, the net unrealized gain or loss on available-for-sale securities included in the separate component of shareholders' equity, net of applicable taxes, decreased by
(Yen)2,120 million, increased by (Yen)97,502 million, and decreased by
(Yen)53,578 million ($435 million), respectively.

  Maturities of debt securities classified as held-to-maturity at March 31, 2001 are as follows:

                                         2001                    2001
                               ------------------------ -----------------------
                                 Carrying                Carrying
                                 amounts    Fair value   amounts    Fair value
                               ------------ ----------- ---------- ------------
                                   Millions of yen            Millions of
                                                             U.S. dollars
   Due within 1 year.........  (Yen)  4,101 (Yen) 4,122 $       33 $         33
   Due after 1 year through 5
    years....................        24,619      25,198        200          205
   Due after 5 years through
    10 years.................         5,282       5,243         43           43
   Due after 10 years........         5,500       5,436         45           44
                               ------------ ----------- ---------- ------------
     Total...................  (Yen) 39,502 (Yen)39,999 $      321 $        325
                               ============ =========== ========== ============

  Proceeds from sale of available-for-sale securities for the year ended March 31, 2001 were (Yen)167,373 million ($1,361 million), which primarily consist of sale of SDL stock of (Yen)145,835 million ($1,186 million).

  In the ordinary course of business, NTT maintains long-term investment securities, included in marketable securities and other investments, issued by a large number of privately held companies and an investment in AT&T Wireless Group of (Yen)1,142,548 million ($9,289 million). The aggregate carrying amounts of the investments in privately held companies other than an investment in AT&T Wireless Group, were (Yen)69,977 million and (Yen)60,936 million ($495 million) at March 31, 2000 and 2001, respectively. The corresponding fair values at those dates were not readily determinable. Other investments excluding the previously described securities are stated at the lower of cost and recoverable value.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

10. Goodwill, Intangible and other assets:

 Goodwill--

  In 2000, NTT acquired the business of Verio and recorded goodwill of approximately (Yen)596,878 million ($4,853 million). Such goodwill is being amortized over a 10-year period.

  Accumulated amortizations for goodwill as of March 31, 2000 and 2001 were
(Yen)5,312 million and (Yen)42,785 million ($349 million), respectively. Goodwill amortization expenses, included in operating expenses--other, were
(Yen)2,657 million, (Yen)2,657 million, and (Yen)37,473 million ($305 million) for each year ended March 31, 1999, 2000 and 2001, respectively.

 Intangible and other assets--

  Intangible and other assets and the related accumulated amortization at March 31, 2000 and 2001 were as follows:

                                      2000            2001            2001
                                 --------------  ---------------  ------------
                                        Millions of yen           Millions of
                                                                  U.S. dollars
   Computer software............ (Yen)2,030,863  (Yen) 2,448,892    $ 19,910
   Rights to use utility
    facilities and other
    assets......................      1,078,019        1,061,121       8,627
                                 --------------  ---------------    --------
                                      3,108,882        3,510,013      28,537
   Accumulated amortization.....     (1,235,254)      (1,434,380)    (11,662)
                                 --------------  ---------------    --------
                                 (Yen)1,873,628  (Yen) 2,075,633    $ 16,875
                                 ==============  ===============    ========

  Computer software is recorded at cost and is amortized on a straight-line basis over an estimated useful life, which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging twelve years.

11. Short-term borrowings and long-term debt:

  Short-term borrowings at March 31, 2000 and 2001 comprised the following:

                                              2000         2001         2001
                                          ------------ ------------ ------------
                                               Millions of yen      Millions of
                                                                    U.S. dollars
   Borrowing denominated in Japanese
    yen:
     Unsecured short-term bank loans
      bearing interest at a weighted
      average rates of 0.43% and 0.44%
      per annum at March 31, 2000 and
      2001, respectively................  (Yen)345,669 (Yen)592,647    $4,818
     Commercial paper of 0.24% and 0.16%
      per annum at March 31, 2000 and
      2001, respectively................        63,000      161,000     1,309
   Borrowing denominated in U.S. dollar:
     Unsecured short-term bank loans
      bearing interest at a weighted
      average rate of 6.57% and 5.21%
      per annum at March 31, 2000 and
      2001, respectively................         1,636      192,362     1,564
                                          ------------ ------------    ------
                                          (Yen)410,305 (Yen)946,009    $7,691
                                          ============ ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Long-term debt at March 31, 2000 and 2001 comprised the following:

                                        2000            2001           2001
                                   --------------  --------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
   Debt denominated in Japanese
    yen:
     0.4588%--6.8% coupon bonds
      due 2001--2011.............  (Yen)1,739,300  (Yen)1,988,164    $16,164
     0.5875%--2.5% Euro yen notes
      due 2001--2007.............         154,000         159,000      1,292
     Unsecured indebtedness to
      banks--
       2.1% (weighted average)
        loans due 2001--2022.....       2,595,828       2,546,844     20,706
       1.0% (weighted average)
        floating rate loans
        due 2001--2008...........         116,820          82,396        670
                                   --------------  --------------    -------
                                        4,605,948       4,776,404     38,832
                                   --------------  --------------    -------
   Debt denominated in foreign
    currencies:
     6.0%--6.75% U.S. dollar
      notes due 2001--2008.......         305,378         287,270      2,336
     4.0%--5.125% Swiss franc
      bonds and notes due
      2002--2006.................          22,097          24,709        201
     10.25% Canadian dollar notes
      due 2001...................          14,904             --         --
     7.375%--10.875% Sterling
      pound bonds due
      2001--2003.................          60,592          63,392        515
     3.75% Euro notes due 2006...          77,730          83,123        676
     Unsecured indebtedness to
      banks--
       6.0% (weighted average)
        U.S. dollar floating rate
        loans due 2006...........          23,516          24,163        196
                                   --------------  --------------    -------
                                          504,217         482,657      3,924
                                   --------------  --------------    -------
   Total long-term debt
    principal....................       5,110,165       5,259,061     42,756
   Less--Deferred bond
    discounts....................          (2,429)         (1,980)       (16)
                                   --------------  --------------    -------
                                        5,107,736       5,257,081     42,740
   Less--Current maturities......        (868,648)       (810,246)    (6,587)
                                   --------------  --------------    -------
   Total long-term debt..........  (Yen)4,239,088  (Yen)4,446,835    $36,153
                                   ==============  ==============    =======

  Interest rates and due dates are stated at March 31, 2001.

  At March 31, 2001, buildings and land of certain consolidated subsidiaries, with a book value of (Yen)14,076 million ($114 million), were mortgaged as collateral for certain loans.

  All the holders of the bonds and notes issued by NTT referred to in the above table generally have a preferential right under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

  The bond and note agreements relating to NTT's long-term debt at March 31, 2001 stipulate, among other things, that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

  In February and November 1996, debts totaling (Yen)50,000 million and
(Yen)50,000 million, respectively, were removed from the balance sheet by an in-substance defeasance. The principal and interest of the funds deposited

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

in a trust fund with the bank will be sufficient to fund the scheduled principal and interest payments of these debt issues. The balance of these outstanding debts at March 31, 2001 was (Yen)100,000 million ($813 million).

  In April and May 2001, NTT DoCoMo refinanced a portion of its short-term borrowings with long-term facilities. As such, (Yen)290,000 million ($2,358 million) of short-term borrowings have been classified as long-term debt as of March 31, 2001 in the above table and accompanying consolidated financial statements.

  The aggregate amounts of annual maturities of long-term debt during each of the five years in the period ending March 31, 2006 and thereafter are as follows:

   Year ending March 31                                   2001          2001
   --------------------                              -------------- ------------
                                                      Millions of   Millions of
                                                          yen       U.S. dollars
   2002............................................. (Yen)  810,246   $ 6,587
   2003.............................................        769,562     6,257
   2004.............................................        666,494     5,419
   2005.............................................        588,642     4,786
   2006.............................................        499,665     4,062
   Thereafter.......................................      1,922,472    15,629
                                                     --------------   -------
                                                     (Yen)5,257,081   $42,740
                                                     ==============   =======

12. Employees' severance payments:

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

  In the fiscal year ended March 31, 1993, NTT and certain subsidiaries established a non-contributory funded pension plan with insurance companies and trust companies. The benefits under the plan cover 28 percent of the indemnities under existing regulations to employees who are more than 50 years old and will be retiring after twenty or more years of service. Retirement benefits are payable, at the option of the employee, in monthly installments or in a lump sum. In 2000, NTT revised the severance indemnity plan, which resulted in the reduction of the projected benefit obligation. The effect of such a reduction in the projected benefit obligation has been reflected as an offset of unrecognized prior service cost.

  The following table presents reconciliation of the changes in the plan's benefit obligations and fair value of assets of the NTT Severance Payment Plan at March 31, 2000 and 2001:

                                        2000            2001           2001
                                   --------------  --------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
   Change in benefit obligations:
     Benefit obligation,
      beginning of year..........  (Yen)4,055,997  (Yen)3,760,492    $30,573
     Service cost................         138,450         132,152      1,074
     Interest cost...............         124,910         110,874        901
     Benefit payments............        (163,447)       (261,443)    (2,125)
     Settlements.................         (75,115)         29,167        237
     Plan amendment..............        (320,303)            --         --
                                   --------------  --------------    -------
     Benefit obligation, end of
      year.......................  (Yen)3,760,492  (Yen)3,771,242    $30,660
                                   --------------  --------------    -------

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                      2000             2001            2001
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
   Change in fair value of plan
    assets:
     Fair value of plan assets,
      beginning of year........  (Yen)   546,738  (Yen)   665,207    $  5,408
     Actual return on plan
      assets...................           49,679          (36,692)       (298)
     Employer contributions....           88,475          163,335       1,327
     Benefits payments.........          (19,685)         (23,980)       (194)
                                 ---------------  ---------------    --------
     Fair value of plan assets,
      end of year..............          665,207          767,870       6,243
                                 ---------------  ---------------    --------
   At March 31:
     Funded status.............       (3,095,285)      (3,003,372)    (24,417)
     Unrecognized net loss.....           35,102           76,608         623
     Unrecognized transition
      obligation...............          280,991          213,643       1,736
     Unrecognized prior service
      cost (*1)................         (246,293)        (216,620)     (1,761)
                                 ---------------  ---------------    --------
     Net amount recognized.....  (Yen)(3,025,485) (Yen)(2,929,741)   $(23,819)
                                 ===============  ===============    ========

--------
(*1) Unrecognized prior year service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

  The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                     2000             2001            2001
                                ---------------  ---------------  ------------
                                        Millions of yen           Millions of
                                                                  U.S. dollars
   At March 31:
     Liability for employees'
      severance payments....... (Yen)(3,065,250) (Yen)(2,939,134)   $(23,895)
     Accumulated other
      comprehensive loss.......          39,765            9,393          76
                                ---------------  ---------------    --------
     Net amount recognized..... (Yen)(3,025,485) (Yen)(2,929,741)   $(23,819)
                                ===============  ===============    ========

  The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2001 included the following components:

                             1999          2000          2001          2001
                         ------------  ------------  ------------  ------------
                                    Millions of yen                Millions of
                                                                   U.S. dollars
Service cost............ (Yen)156,047  (Yen)138,450  (Yen)132,152     $1,074
Interest cost on
 projected benefit
 obligation.............      140,217       124,910       110,874        901
Expected return on plan
 assets.................      (20,030)      (22,159)      (20,380)      (165)
Net amortization and
 deferral...............       81,466        83,096        41,288        335
                         ------------  ------------  ------------     ------
Net periodic costs for
 severance payments
 under SFAS 87..........      357,700       324,297       263,934      2,145
Deduct: Amounts
 attributable to
 regulatory accounting
 practices under SFAS
 71.....................      (52,197)          --            --         --
                         ------------  ------------  ------------     ------
Total cost for
 employees' severance
 indemnities as recorded
 in the consolidated
 statement of income.... (Yen)305,503  (Yen)324,297  (Yen)263,934     $2,145
                         ============  ============  ============     ======
Assumptions in
 determination of net
 pension cost:
  Discount rate.........          3.5%          3.0%          3.0%
  Long-term rate of
   salary increases.....          3.5%          3.0%          3.0%
  Long-term rate of
   return on funded
   assets...............          4.0%          3.0%          3.0%

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

  In March 2000, there were revisions of the Japanese Welfare Pension Insurance Law, which reduced the projected benefit obligation of the contributory defined benefit pension plans for NTT and certain subsidiaries in Japan.

  The following table presents a reconciliation of the changes in NTT's welfare pension plans' benefit obligations and fair value of assets of NTT's welfare pension plans at March 31, 2000 and 2001:

                                         2000           2001           2001
                                     ------------  --------------  ------------
                                           Millions of yen         Millions of
                                                                   U.S. dollars
   Change in benefit obligations:
     Benefit obligation, beginning
      of year......................  (Yen)874,465  (Yen)1,104,677    $ 8,981
     Service cost..................       132,471         131,889      1,072
     Interest cost.................        30,591          32,717        266
     Benefit payments..............          (978)         (1,205)       (10)
     Settlements...................        84,322           4,868         40
     Plan amendment................       (16,194)            --         --
                                     ------------  --------------    -------
     Benefit obligation, end of
      year.........................     1,104,677       1,272,946     10,349
                                     ------------  --------------    -------
   Change in fair value of plan
    assets:
     Fair value of plan assets,
      beginning of year............       839,436         991,261      8,059
     Actual return on plan assets..        77,072         (75,968)      (618)
     Employer contributions........        42,866          41,271        336
     Employee contributions........        32,865          31,728        258
     Benefits payments.............          (978)         (1,205)       (10)
                                     ------------  --------------    -------
     Fair value of plan assets, end
      of year......................       991,261         987,087      8,025
                                     ------------  --------------    -------
   At March 31:
     Funded status.................      (113,416)       (285,859)    (2,324)
     Unrecognized net gain.........       105,864         217,370      1,767
     Unrecognized prior service
      cost (*1)....................       (16,194)        (14,672)      (119)
                                     ------------  --------------    -------
     Net amount recognized.........  (Yen)(23,746) (Yen)  (83,161)   $  (676)
                                     ============  ==============    =======

--------
(*1) Unrecognized prior year service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

  The following table provides the amounts recognized in NTT's consolidated balance sheets:

   At March 31,                            2000          2001          2001
   ------------                        ------------  ------------  ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Liability for employee's severance
    payments.........................  (Yen)(23,746) (Yen)(84,717)    $(689)
   Accumulated other comprehensive
    loss.............................           --          1,556        13
                                       ------------  ------------     -----
   Net amount recognized.............  (Yen)(23,746) (Yen)(83,161)    $(676)
                                       ============  ============     =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2001 included the following components:

                                 1999          2000          2001          2001
                             ------------  ------------  ------------  ------------
                                        Millions of yen                Millions of
                                                                       U.S. dollars
   Service cost............  (Yen)132,573  (Yen)132,471  (Yen)131,889     $1,072
   Interest cost on
    projected benefit
    obligation.............        25,651        30,591        32,717        266
   Expected return on plan
    assets.................       (32,037)      (35,064)      (30,464)      (248)
   Employee contributions..       (32,071)      (32,865)      (30,389)      (247)
                             ------------  ------------  ------------     ------
   Net periodic costs for
    severance payments
    under SFAS 87..........        94,116        95,133       103,753        843
   Deduct: Amounts
    attributable to
    regulatory accounting
    practices under SFAS
    71.....................       (24,187)          --            --         --
                             ------------  ------------  ------------     ------
   Total cost for
    employees' severance
    indemnities as recorded
    in the consolidated
    statement of income....  (Yen) 69,929  (Yen) 95,133  (Yen)103,753     $  843
                             ============  ============  ============     ======
   Assumptions in
    determination of net
    pension cost:
   Discount rate...........          3.5%          3.0%          3.0%
      Long-term rate of
       salary increases....          3.5%          3.0%          3.0%
      Long-term rate of
       return on funded
       assets..............          4.0%          3.0%          3.0%

13. Income taxes:

  NTT is subject to a number of different taxes, based on income with an aggregate normal statutory tax rate in Japan of approximately 48 percent in 1999, and approximately 41 percent in 2000 and 2001. Due to a change in Japanese income tax regulations, effective April 1, 1999, the statutory rates were reduced from approximately 48 percent to 41 percent and such rates were used to calculate the future expected tax effects of temporary differences. Reconciliation of the difference of the effective tax rates of NTT and the normal statutory tax rates are as follows:

                                                            Percent of income
                                                              before income
                                                                  taxes
                                                            -------------------
                                                            1999   2000   2001
                                                            -----  -----  -----
   Normal statutory tax rate............................... 48.00% 41.00% 41.00%
   Changes in income tax rate..............................  4.59    --     --
   Provision (reversal) of valuation allowance............. (1.45)   --    3.16
   Other...................................................  0.04   0.34   1.21
                                                            -----  -----  -----
   Effective tax rate...................................... 51.18% 41.34% 45.37%
                                                            =====  =====  =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Significant components of the deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

                                        2000            2001           2001
                                   --------------  --------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
   Deferred tax assets:
     Liability for employees'
      severance payments.........  (Yen)  897,165  (Yen)  923,565    $ 7,509
     Accrued enterprise tax......          30,148          31,585        257
     Depreciation................         131,842         159,218      1,294
     Compensated absences........         100,061          97,357        792
     Unamortized purchases of the
      leased assets..............          39,426          42,679        347
     Operating loss
      carryforward...............           2,294          86,946        706
     Other.......................         144,237         122,369        995
                                   --------------  --------------    -------
     Total gross deferred tax
      assets.....................       1,345,173       1,463,719     11,900
     Less valuation allowance....          (2,287)        (41,232)      (335)
                                   --------------  --------------    -------
     Total deferred tax assets...       1,342,886       1,422,487     11,565
                                   --------------  --------------    -------
   Deferred tax liabilities:
     Valuation for securities....          76,581          10,557         86
     Special reserve for tax
      purposes...................          31,069          23,373        190
     Gains on sales of subsidiary
      stocks.....................         358,099         591,789      4,811
     Other.......................         123,783          89,179        725
                                   --------------  --------------    -------
     Total gross deferred tax
      liabilities................         589,532         714,898      5,812
                                   --------------  --------------    -------
     Net deferred tax assets.....  (Yen)  753,354  (Yen)  707,589    $ 5,753
                                   ==============  ==============    =======

  The valuation allowance at March 31, 2000 and 2001 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the fiscal years ended March 31, 2000 and 2001 were an increase of (Yen)2,287 million and (Yen)38,945 million ($317 million), respectively.

  Net deferred tax assets at March 31, 2000 and 2001 are included in the consolidated balance sheet as follows:

                                           2000          2001          2001
                                       ------------  ------------  ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Prepaid expenses and other current
    assets...........................  (Yen)172,624  (Yen)172,664    $ 1,403
   Deferred income taxes (investments
    and other assets)................       951,296     1,050,031      8,537
   Other current liabilities.........       (15,795)          --         --
   Other long-term liabilities.......      (354,771)     (515,106)    (4,187)
                                       ------------  ------------    -------
                                       (Yen)753,354  (Yen)707,589    $ 5,753
                                       ============  ============    =======

  Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2001 amounted to approximately (Yen)86,946 million ($706 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14. Consumption tax:

  The consumption tax rate, with minor exceptions, for all taxable goods and services is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services.

15. Shareholders' equity:

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

  On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, NTT capitalized the aggregate amount of
(Yen)15,600 million ($147 million) of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for in the manner adopted by companies in the United States of America, (Yen)234,624 million ($2,213 million) would have been transferred from retained earnings to the applicable capital accounts.

  The amount of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan was (Yen)3,029,777 million ($24,632 million) at March 31, 2001.

  In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2001 includes amounts representing final cash dividends of (Yen)40,336 million ($328 million),
(Yen)2,500 ($20) per share, and the related transfer to the legal reserve of
(Yen)4,038 million ($33 million), which were approved at the shareholders' meeting held on June 28, 2001.

  On June 29, 1999, the shareholders of NTT approved a stock repurchase plan. Under the plan, NTT was authorized to repurchase up to (Yen)120,000 million for a one year period. In accordance with the plan, NTT repurchased and retired 77,410 shares of its common stock for a total purchase price
(Yen)119,999 million during the year ended March 31, 2000. Repurchases of common stock are accounted for in accordance with Japanese Commercial Code and customary practices in Japan as a reduction to retained earnings for the cost of the repurchase.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  On November 29, 2000, based upon the resolution of the Board of Directors' Meeting held on September 29, 2000 and October 23, 2000, NTT issued 300,000 shares of common stock at a price of (Yen)949 thousand ($7,715) per share. NTT recorded (Yen)142,350 million ($1,157 million) in common stock and of
(Yen)139,260 ($1,132 million) in additional paid-in capital.

 Accumulated other comprehensive income (loss)--

  An analysis of the changes for the years ended March 31, 1999, 2000 and 2001 in accumulated other comprehensive income (loss) is shown below:

                             1999          2000          2001          2001
                         ------------  ------------  ------------  ------------
                                    Millions of yen                Millions of
                                                                   U.S. dollars
Unrealized gain (loss)
 on securities:
  At beginning of year.. (Yen)(20,061) (Yen)(22,181) (Yen) 75,321     $ 612
  Change during the
   year.................       (2,120)       97,502       (53,578)     (435)
                         ------------  ------------  ------------     -----
    At end of year...... (Yen)(22,181) (Yen) 75,321  (Yen) 21,743     $ 177
                         ============  ============  ============     =====
Foreign currency
 translation
 adjustments:
  At beginning of year.. (Yen)  4,030  (Yen)   (261) (Yen)(11,924)    $ (97)
  Change during the
   year.................       (4,291)      (11,663)       45,972       374
                         ------------  ------------  ------------     -----
    At end of year...... (Yen)   (261) (Yen)(11,924) (Yen) 34,048     $ 277
                         ============  ============  ============     =====
Minimum pension
 liability adjustment:
  At beginning of year.. (Yen)     --  (Yen)(21,136) (Yen)(23,135)    $(188)
  Change during the
   year.................      (21,136)       (1,999)       18,985       154
                         ------------  ------------  ------------     -----
    At end of year...... (Yen)(21,136) (Yen)(23,135) (Yen) (4,150)    $ (34)
                         ============  ============  ============     =====
Total accumulated other
 comprehensive income
 (loss):
  At beginning of year.. (Yen)(16,031) (Yen)(43,578) (Yen) 40,262     $ 327
  Change during the
   year.................      (27,547)       83,840        11,379        93
                         ------------  ------------  ------------     -----
    At end of year...... (Yen)(43,578) (Yen) 40,262  (Yen) 51,641     $ 420
                         ============  ============  ============     =====

  Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 1999, 2000 and 2001 is shown below:

                                        Pre-tax                    Net-of-tax
                                         amount     Tax expense      amount
                                      ------------  ------------  ------------
                                                 Millions of yen
   For the year ended March 31,
    1999:
     Unrealized gain on securities..  (Yen) (5,210) (Yen)  3,090  (Yen) (2,120)
     Foreign currency translation
      adjustments...................        (8,192)        3,901        (4,291)
     Minimum pension liability
      adjustment....................       (35,824)       14,688       (21,136)
                                      ------------  ------------  ------------
       Other comprehensive income
        (loss)......................  (Yen)(49,226) (Yen) 21,679  (Yen)(27,547)
                                      ============  ============  ============
   For the year ended March 31,
    2000:
     Unrealized gain on securities..  (Yen)155,476  (Yen)(57,974) (Yen) 97,502
     Foreign currency translation
      adjustments...................       (12,511)          848       (11,663)
     Minimum pension liability
      adjustment....................        (3,941)        1,942        (1,999)
                                      ------------  ------------  ------------
       Other comprehensive income
        (loss)......................  (Yen)139,024  (Yen)(55,184) (Yen) 83,840
                                      ============  ============  ============

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                         Pre-tax                   Net-of-tax
                                         amount      Tax expense     amount
                                      -------------  -----------  ------------
                                                 Millions of yen
   For the year ended March 31,
    2001:
     Unrealized gain on securities..  (Yen)(112,192) (Yen)58,614  (Yen)(53,578)
     Foreign currency translation
      adjustments...................         48,808       (2,836)       45,972
     Minimum pension liability
      adjustment....................         32,614      (13,629)       18,985
                                      -------------  -----------  ------------
       Other comprehensive income
        (loss)......................  (Yen) (30,770) (Yen)42,149  (Yen) 11,379
                                      =============  ===========  ============
                                         Pre-tax                   Net-of-tax
                                         amount      Tax expense     amount
                                      -------------  -----------  ------------
                                             Millions of U.S. dollars
   For the year ended March 31,
    2001:
     Unrealized gain on securities..  $        (912) $       477  $       (435)
     Foreign currency translation
      adjustments...................            397          (23)          374
     Minimum pension liability
      adjustment....................            265         (111)          154
                                      -------------  -----------  ------------
       Other comprehensive income
        (loss)......................  $        (250) $       343  $         93
                                      =============  ===========  ============

16. Business segment and geographic area:

  As a result of the adoption of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), NTT Group's results had been segmented according to its four primary lines of business since the beginning of fiscal 1999: wireline services, wireless services, data communications services and other services. The NTT's reorganization program effected in July 1999 allowed NTT management to report additional reportable segment information for its wireline services and assess performance on five reporting segments instead of four segments. In effect, the existing wireline services segment was divided into two reportable segments: the regional communications services that NTT East and NTT West provide and the long distance communications and international services that NTT Communications provides.

  The two new segments, the regional communications services and the long distance communications and international services, had not been separately reported in the part and prior period results in wireline services have not been restated to reflect these segments changes.

  The new regional communications services segment is mainly comprised of intra-prefectural telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including Internet access services.

  The new long distance communications and international services segment is mainly comprised of inter-prefectural and international telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including OCN and frame relay services.

  NTT Group's wireless services segment, provided by NTT DoCoMo, includes cellular services, PHS services and other related services.

  NTT Group's data communications services segment, provided by NTT DATA, includes data communications facility services, system integration services and other related services.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The other services segment includes fundamental research activities, the management of telecommunications facilities, the sale and maintenance of telecommunications equipment, the rental of real estate, the sale of telephone cards and certain other services, primarily within the NTT Group itself.

  Reflecting our business, we continuously review our management model and structure, which may result in additional adjustments to our operating segments in the future.

 Business segments--

  Sales and operating revenue:

                              1999            2000             2001            2001
                         --------------  ---------------  ---------------  ------------
                                        Millions of yen                    Millions of
                                                                           U.S. dollars
Sales and operating
 revenue:
  Wireline services--
    Customers........... (Yen)5,752,301  (Yen) 5,715,235  (Yen)       --     $    --
    Intersegment........        384,703          493,088              --          --
                         --------------  ---------------  ---------------    --------
    Total...............      6,137,004        6,208,323              --          --
  Regional communication
   services--
    Customers...........            --               --         4,416,942      35,910
    Intersegment........            --               --         1,014,082       8,245
                         --------------  ---------------  ---------------    --------
                                    --               --         5,431,024      44,155
  Long distance
   communications and
   international
   services--
    Customers...........            --               --         1,170,488       9,516
    Intersegment........            --               --           192,073       1,562
                         --------------  ---------------  ---------------    --------
                                    --               --         1,362,561      11,078
  Wireless services--
    Customer............      3,206,829        3,722,470        4,653,402      37,833
    Intersegment........          9,633            7,252           15,964         129
                         --------------  ---------------  ---------------    --------
    Total...............      3,216,462        3,729,722        4,669,366      37,962
  Data communication
   services--
    Customers...........        633,909          641,761          680,755       5,535
    Intersegment........         71,556           74,669          105,974         861
                         --------------  ---------------  ---------------    --------
    Total...............        705,465          716,430          786,729       6,396
  Other--
    Customers...........        136,634          303,873          406,511       3,305
    Intersegment........      1,306,636        1,669,187        1,722,700      14,005
                         --------------  ---------------  ---------------    --------
    Total...............      1,443,270        1,973,060        2,129,211      17,310
  Elimination...........     (1,772,528)      (2,244,196)      (3,050,793)    (24,803)
                         --------------  ---------------  ---------------    --------
  Consolidated total.... (Yen)9,729,673  (Yen)10,383,339  (Yen)11,328,098    $ 92,098
                         ==============  ===============  ===============    ========

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Segment profit or loss:

                             1999           2000           2001           2001
                        --------------  ------------  --------------  ------------
                                     Millions of yen                  Millions of
                                                                      U.S. dollars
Operating income:
  Wireline services--
   .................... (Yen)   83,283  (Yen)195,030  (Yen)      --     $   --
    Regional
     communication
     services..........            --            --         (136,153)    (1,107)
    Long distance
     communications and
     international
     services..........            --            --           75,389        613
  Wireless services....        467,521       522,692         795,407      6,466
  Data communication
   services............         29,626        38,913          55,610        452
  Other................         52,535       (10,027)       (104,097)      (846)
                        --------------  ------------  --------------    -------
  Total................        632,965       746,608         686,156      5,578
  Elimination..........         78,470        77,182         148,650      1,209
                        --------------  ------------  --------------    -------
Consolidated operating
 income................        711,435       823,790         834,806      6,787
Other income...........      1,716,115       135,441         763,546      6,208
Other expenses.........        313,589       270,259         293,195      2,384
                        --------------  ------------  --------------    -------
Consolidated income
 before income taxes... (Yen)2,113,961  (Yen)688,972  (Yen)1,305,157    $10,611
                        ==============  ============  ==============    =======
Equity in earnings
 (losses) in other
 income:
  Wireline services--
   .................... (Yen)    3,427  (Yen) (2,700) (Yen)      --     $   --
    Regional
     communication
     services..........            --            --            3,555         29
    Long distance
     communications and
     international
     services..........            --            --           (5,455)       (44)
  Wireless services....          7,834         8,988         (18,221)      (148)
  Data communication
   services............          1,156         1,970            (558)        (4)
  Other................         (3,374)        1,832           2,871         23
                        --------------  ------------  --------------    -------
Consolidated total..... (Yen)    9,043  (Yen) 10,090  (Yen)  (17,808)   $  (144)
                        ==============  ============  ==============    =======

  Assets:

                             1999             2000             2001            2001
                        ---------------  ---------------  ---------------  ------------
                                        Millions of yen                    Millions of
                                                                           U.S. dollars
Total Assets:
  Wireline services--
   .................... (Yen)12,489,103  (Yen)12,259,121  (Yen)        --    $     --
    Regional
     communication
     services..........             --               --        10,485,598      85,249
    Long distance
     communications and
     international
     services..........             --               --         2,813,106      22,871
  Wireless services....       3,519,867        3,642,231        6,016,505      48,914
  Data communication
   services............       1,038,138        1,082,623        1,076,076       8,749
  Other................       2,277,735       10,402,791       10,474,547      85,159
                        ---------------  ---------------  ---------------    --------
  Total................      19,324,843       27,386,766       30,865,832     250,942
  Elimination..........        (751,595)      (8,285,477)      (9,106,421)    (74,036)
                        ---------------  ---------------  ---------------    --------
Consolidated total..... (Yen)18,573,248  (Yen)19,101,289  (Yen)21,759,411    $176,906
                        ===============  ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Other significant items:

                             1999           2000           2001          2001
                        -------------- -------------- -------------- ------------
                                      Millions of yen                Millions of
                                                                     U.S. dollars
Depreciation and
 amortization:
  Wireline services--
   .................... (Yen)1,620,457 (Yen)1,393,550 (Yen)      --    $   --
    Regional
     communication
     services..........            --             --       1,251,904    10,178
    Long distance
     communications and
     international
     services..........            --             --         136,875     1,113
  Wireless services....        492,402        591,431        593,219     4,823
  Data communication
   services............        147,553        143,543        145,922     1,186
  Other................        179,545        289,807        341,036     2,773
                        -------------- -------------- --------------   -------
Consolidated total..... (Yen)2,439,957 (Yen)2,418,331 (Yen)2,468,956   $20,073
                        ============== ============== ==============   =======
Capital expenditures
 for segment assets:
  Wireline services--
   .................... (Yen)1,727,901 (Yen)1,427,203 (Yen)      --    $   --
    Regional
     communication
     services..........            --             --       1,097,833     8,926
    Long distance
     communications and
     international
     services..........            --             --         171,601     1,395
  Wireless services....        870,417        876,057      1,012,795     8,234
  Data communication
   services............        236,098        211,189        164,372     1,336
  Other................        253,443        214,346        219,249     1,783
                        -------------- -------------- --------------   -------
Consolidated total..... (Yen)3,087,859 (Yen)2,728,795 (Yen)2,665,850   $21,674
                        ============== ============== ==============   =======

  The capital expenditures in the above table represent the additions to fixed assets of each segment.

  Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

  Geographic information is not presented due to immateriality of revenue attributable to international customers.

  There have been no sales and operating revenue from transactions with a single external customer amounting to 10 percent or more of NTT's revenues for the years ended March 31, 1999, 2000 and 2001.

17. Leases:

  NTT and its subsidiaries lease certain office space, employees' residential facilities and other assets. Leases qualifying as capital leases at March 31, 2000 and 2001 were as follows:

   Class of property                        2000          2001          2001
   -----------------                    ------------  ------------  ------------
                                             Millions of yen        Millions of
                                                                    U.S. dollars
   Buildings........................... (Yen)363,644  (Yen)341,693    $ 2,778
   Machinery, vessels and tools........      273,128       258,929      2,105
   Accumulated depreciation............     (301,876)     (261,583)    (2,127)
                                        ------------  ------------    -------
                                        (Yen)334,896  (Yen)339,039    $ 2,756
                                        ============  ============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2001 are as follows:

                                                                        Millions
                                                           Millions of  of U.S.
   Year ending March 31                                        yen      dollars
   --------------------                                    ------------ --------
   2002................................................... (Yen) 33,437  $  272
   2003...................................................       32,730     266
   2004...................................................       31,159     253
   2005...................................................       30,404     247
   2006...................................................       26,862     219
   Later years............................................      966,741   7,860
                                                           ------------  ------
   Total minimum lease payments...........................    1,121,333   9,117
   Less--Amount representing interest.....................      774,513   6,297
                                                           ------------  ------
   Present value of net minimum lease payments............      346,820   2,820
   Less--Current obligation...............................        8,395      68
                                                           ------------  ------
   Long-term capital lease obligations.................... (Yen)338,425  $2,752
                                                           ============  ======

  Rental expenses under operating leases for land, buildings and equipment under cancellable leases, which are generally renewed upon expiration, for the years ended March 31, 1999, 2000 and 2001 were (Yen)146,443 million,
(Yen)153,376 million and (Yen)170,470 million ($1,386 million), respectively.

  Certain consolidated subsidiaries undertake direct financing lease operations. Direct financing leases consist of full-payout leases relating to various equipment, including office equipment, medical equipment, transport equipment and other equipment. The excess of aggregate lease rentals plus the estimated residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Amortization of unearned lease income is computed using the interest method.

  Finance lease receivables at March 31, 2000 and 2001 were as follows:

                                          2000          2001          2001
                                      ------------  ------------  ------------
                                           Millions of yen        Millions of
                                                                  U.S. dollars
   Investment in financing leases:
     Total minimum lease payments
      receivable..................... (Yen)419,637  (Yen)464,425     $3,775
     Unearned income.................      (49,845)      (56,260)      (457)
     Estimated residual values.......          585         5,626         46
                                      ------------  ------------     ------
                                           370,377       413,791      3,364
   Less--Allowance for doubtful
    accounts.........................       (3,980)       (3,562)       (29)
                                      ------------  ------------     ------
                                           366,397       410,229      3,335
   Less--Current portion.............     (109,762)     (112,795)      (917)
                                      ------------  ------------     ------
                                      (Yen)256,635  (Yen)297,434     $2,418
                                      ============  ============     ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  At March 31, 2001, the contractual maturities of minimum lease payments of the investment in financing leases are as follows:

                                                       Millions of  Millions of
Year ending March 31                                       yen      U.S. dollars
--------------------                                   ------------ ------------
2002.................................................. (Yen)153,180    $1,245
2003..................................................      120,163       977
2004..................................................       87,693       713
2005..................................................       56,394       459
2006..................................................       29,671       241
Thereafter............................................       17,324       141
                                                       ------------    ------
                                                       (Yen)464,425    $3,776
                                                       ============    ======

  Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

18. Research and development expenses and advertising costs:

 Research and development expenses--

  Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 1999, 2000 and 2001 were (Yen)381,776 million, (Yen)357,626 million and (Yen)406,018 million ($3,301 million), respectively.

 Advertising costs--

  Advertising costs are expensed as incurred. Advertising costs included in other operating expenses were (Yen)89,956 million, (Yen)113,077 million and
(Yen)136,479 million ($1,110 million) for the years ended March 31, 1999, 2000 and 2001, respectively.

19. Gains on sales of subsidiary stock:

  On May 12, 1998, NTT DATA CORPORATION ("NTT DATA"), a consolidated subsidiary, issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($51,585) per share, which was in excess of NTT's average per share carrying value. The issuance of these shares at an aggregate issuance price of (Yen)150,370 million ($1,419 million) is regarded as a sale of a part of NTT's interest in NTT DATA. As a result of the issuance, NTT's shareholding in NTT DATA declined from 60 percent to 54 percent.

  On October 22, 1998, NTT DoCoMo, completed its initial public offering and the listing of its stock on the First Section of the Tokyo Stock Exchange at a price of (Yen)3,900 thousand ($36,792) per share. NTT sold 218,000 shares of NTT DoCoMo's common stock, without par value, for total proceeds of
(Yen)826,140 million ($7,794 million), net of related expenses. In addition, NTT DoCoMo issued 327,000 new shares of stock for total proceeds of
(Yen)1,236,500 million ($11,665 million), net of related expenses. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.68 percent to
67.13 percent.

  The resulting pretax gains on these issuances and sales of subsidiary stock amounting to approximately (Yen)1,634,314 million ($15,418 million) are recognized in the consolidated statement of income for the year ended March 31, 1999 together with applicable deferred taxes thereon. In the consolidated statement of cash flows for

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

the year ended March 31, 1999, the gains on sales of subsidiary stock are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)2,213,010 million ($20,877 million) are included in the cash flows from investing activities.

  On February 23, 2001, NTT DoCoMo issued 460,000 new shares of stock for total proceeds of (Yen)930,005 million ($7,561 million), net of related expenses. As a result of the issuance, NTT's stake in NTT DoCoMo has been reduced from 67.13 percent to 64.06 percent.

  The resulting pretax gains on these issuances of subsidiary stock amounting to approximately (Yen)516,599 million ($4,200 million) are recognized in the consolidated statement of income for the year ended March 31, 2001 together with applicable deferred taxes thereon. In the consolidated statement of cash flows for the year ended March 31, 2001, the gains on issuance of subsidiary stock are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)930,005 million ($7,561 million) are included in the cash flows from financing activities.

20. Foreign exchange gain and loss:

  Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 1999, 2000 and 2001 were gains of (Yen)1,368 million, (Yen)918 million and (Yen)2,764 million ($22 million), respectively.

21. Financial instruments:

  The carrying amounts and the estimated fair values of financial instruments excluding debt and equity securities at March 31, 2000 and 2001 are as follows:

                                       2000                              2001                       2001
                          --------------------------------  --------------------------------  ------------------
                             Carrying           Fair           Carrying           Fair        Carrying    Fair
                              amounts           value           amounts           value       amounts    value
                          ---------------  ---------------  ---------------  ---------------  --------  --------
                                                  Millions of yen                                Millions of
                                                                                                U.S. dollars
Long-term debt including
 current portion........  (Yen)(5,107,736) (Yen)(5,164,290) (Yen)(5,257,081) (Yen)(5,707,703) $(42,740) $(46,404)
Forward exchange
 contracts..............           16,511          (50,548)           4,426           (6,838)       36       (56)
Interest rate and
 currency swap
 agreements.............           53,231          (68,205)          10,073          (18,767)       82      (153)
Option contracts
 purchased..............                9                0              --               --        --        --
Option contracts
 written................             (145)            (145)             --               --        --        --

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

 Derivative financial instruments--

  The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts are estimated based on the amounts NTT and certain subsidiaries would receive or pay to terminate the contracts at March 31, 2000 and 2001 with discounted amounts of net future cash flows.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2000 and 2001:

                                            2000         2001         2001
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Forward exchange contracts.......... (Yen)227,688 (Yen)146,204    $1,189
   Interest rate and currency swap
    agreements.........................      886,701      870,807     7,080
   Option contracts purchased..........        2,000          --        --
   Option contracts written............       10,800          --        --

 Concentrations of credit risk--

  NTT and its subsidiaries do not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations at March 31, 2001.

22. Commitments and contingent liabilities:

  Commitments outstanding at March 31, 2001 for the purchase of property, plant and equipment and other assets approximated (Yen)465,180 million ($3,782 million).

  Contingent liabilities at March 31, 2001 for loans guaranteed amounted to
(Yen)24,021 million ($195 million).

  At March 31, 2001, NTT and its subsidiaries had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

23. Subsequent events:

  Subsequent to March 31, 2001, NTT issued 1.62% coupon bonds with an aggregate principal amount of (Yen)130,000 million ($1,057 million) due 2011 and NTT DoCoMo issued two series of coupon bonds with an aggregate principal amount of (Yen)200,000 million ($1,626 million) bearing interest at a rate of 0.53--1.43% due 2006 and 2011, respectively.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Year Ended March 31

                                           Additions
                              Balance at  charged to                Balance at
                             beginning of  costs and   Deductions     end of
                                period     expenses     (Note 1)      period
                             ------------ ----------- ------------  -----------
                                              Millions of yen
Year ended March 31, 1999:
  Allowance for doubtful
   accounts................. (Yen)35,816  (Yen)24,838 (Yen)(20,367) (Yen)40,287
                             ===========  =========== ============  ===========
Year ended March 31, 2000:
  Allowance for doubtful
   accounts................. (Yen)40,287  (Yen)29,737 (Yen)(34,342) (Yen)35,682
                             ===========  =========== ============  ===========
Year ended March 31, 2001:
  Allowance for doubtful
   accounts................. (Yen)35,682  (Yen)32,339 (Yen)(25,801) (Yen)42,220
                             ===========  =========== ============  ===========

--------
Note: 1. Amounts written off.

                              Balance at                            Balance at
                             beginning of                             end of
                                period     Additions   Deductions     period
                             ------------ ----------- ------------  -----------
                                              Millions of yen
Year ended March 31, 1999:
  Valuation allowance--
   Deferred tax assets...... (Yen)30,573  (Yen)   --  (Yen)(30,573) (Yen)   --
                             ===========  =========== ============  ===========
Year ended March 31, 2000:
  Valuation allowance--
   Deferred tax assets...... (Yen)   --   (Yen) 2,287 (Yen)    --   (Yen) 2,287
                             ===========  =========== ============  ===========
Year ended March 31, 2001:
  Valuation allowance--
   Deferred tax assets...... (Yen) 2,287  (Yen)41,232 (Yen) (2,287) (Yen)41,232
                             ===========  =========== ============  ===========