Form 20-F
period 2002-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2002-07-23
CIK 769594

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                               -----------------

                                   FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      or

         [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2002

                                      or

         [_]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                         Commission file number 1-8910

                               -----------------

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange on
                Title of each class         which registered
                -------------------         ----------------
              Common stock ("Shares")   New York Stock Exchange*
                American Depositary      New York Stock Exchange
                   Shares ("ADSs")
             each of which represents
                  1/200 of a Share
--------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

                               -----------------

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

                   Common stock             16,134,590 shares

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

                           Item 17 [_]    Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

                                  PART I

 ITEM  1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........   4
 ITEM  2--OFFER STATISTICS AND EXPECTED TIMETABLE.........................   4
 ITEM  3--KEY INFORMATION.................................................   4
 ITEM  4--INFORMATION ON THE COMPANY......................................  15
 ITEM  5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................  53
 ITEM  6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................  73
 ITEM  7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............  78
 ITEM  8--FINANCIAL INFORMATION...........................................  80
 ITEM  9--THE OFFER AND LISTING...........................................  80
 ITEM 10--ADDITIONAL INFORMATION..........................................  83
 ITEM 11--QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......  88
 ITEM 12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........  90

                                  PART II

 ITEM 13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................  90
 ITEM 14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         OF PROCEEDS......................................................  90
 ITEM 15--(RESERVED)......................................................  90
 ITEM 16--(RESERVED)......................................................  91

                                 PART III

 ITEM 17--FINANCIAL STATEMENTS............................................  91
 ITEM 18--FINANCIAL STATEMENTS............................................  91
 ITEM 19--EXHIBITS........................................................  92
         SIGNATURES.......................................................  93

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

   In this annual report, except as otherwise specified, the financial information is presented according to generally accepted accounting principles in the United States, referred to as "U.S. GAAP."

                                    PART I

ITEM 1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   Not applicable.

ITEM 2--OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable.

ITEM 3--KEY INFORMATION

Selected Financial Data

   The following data for each of fiscal 1998 through fiscal 2002 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2001 and 2002, the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended March 31, 2002 and the notes thereto appear elsewhere in this annual report.

                          STATEMENT OF EARNINGS DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                                       1998             1999             2000             2001             2002
                                  --------------  ---------------  ---------------  ---------------  ---------------
                                                                   (millions of yen)

Operating revenues............... (Yen)9,450,013  (Yen) 9,729,673  (Yen)10,383,339  (Yen)11,328,098  (Yen)11,535,637
Operating expenses...............      8,577,968        9,018,238        9,559,549       10,493,292       11,474,103
                                  --------------  ---------------  ---------------  ---------------  ---------------
Operating income.................        872,045          711,435          823,790          834,806           61,534
Other expenses (income)..........        216,513       (1,402,526)         134,818         (470,351)         151,992
                                  --------------  ---------------  ---------------  ---------------  ---------------
Income (loss) before income
  taxes..........................        655,532        2,113,961          688,972        1,305,157          (90,458)
Income tax expenses (benefit)....        418,276        1,081,917          284,842          592,206          (73,379)
Minority interest in consolidated
  subsidiaries...................        (32,275)         (24,148)        (115,210)        (161,324)             977
Extraordinary loss...............             --         (462,508)              --               --               --
Equity in earnings (losses) of
  affiliated companies
  (including write-down of
  (Yen)653,751 million ($4,915
  million)) net of income taxes,
  in affiliates in 2002..........          9,479            9,043           10,090          (17,808)        (668,688)
                                  --------------  ---------------  ---------------  ---------------  ---------------
Income (loss) before cumulative
  effect of accounting
  changes........................             --               --          299,010          533,819         (684,790)
Cumulative effect of accounting
  changes (net of income taxes
  of (Yen)108,534 million ($816
  million))......................             --               --               --               --         (149,882)
                                  --------------  ---------------  ---------------  ---------------  ---------------
Net income (loss)................ (Yen)  214,460  (Yen)   554,431  (Yen)   299,010  (Yen)   533,819  (Yen)  (834,672)
                                  ==============  ===============  ===============  ===============  ===============

                                      2002
                                  -------------
                                  (millions of
                                      U.S. dollars)
Operating revenues...............    $86,734
Operating expenses...............     86,272
                                     -------
Operating income.................        462
Other expenses (income)..........      1,142
                                     -------
Income (loss) before income
  taxes..........................       (680)
Income tax expenses (benefit)....       (552)
Minority interest in consolidated
  subsidiaries...................          7
Extraordinary loss...............         --
Equity in earnings (losses) of
  affiliated companies
  (including write-down of
  (Yen)653,751 million ($4,915
  million)) net of income taxes,
  in affiliates in 2002..........     (5,028)
                                     -------
Income (loss) before cumulative
  effect of accounting
  changes........................     (5,149)
Cumulative effect of accounting
  changes (net of income taxes
  of (Yen)108,534 million ($816
  million))......................     (1,127)
                                     -------
Net income (loss)................    $(6,276)
                                     =======

                                     1998            1999            2000            2001             2002            2002
                                --------------- --------------- --------------- --------------- ---------------  --------------
                                                           (yen, except share amount)                            (U.S. dollars)
Per Share of common stock:/(1)/
Income (loss) before
  cumulative effect of
  accounting changes........... (Yen)    13,478 (Yen)    34,844 (Yen)    18,837 (Yen)    33,466 (Yen)   (42,442)     $(319)
Cumulative effect of
  accounting changes...........              --              --              --              --          (9,289)       (70)
Net income (loss)..............          13,478          34,844          18,837          33,466         (51,731)      (389)
Cash dividends, applicable to
  earnings for the year........ (Yen)     5,000 (Yen)     5,000 (Yen)    10,000 (Yen)     5,000 (Yen)     5,000      $  38
Average number of Shares
  outstanding (adjusted to
  reflect changes in
  capital).....................      15,911,936      15,911,959      15,873,762      15,951,286      16,134,538

--------
(1) The financial data for per share of common stock is appropriately adjusted for any stock split of common stock. As of the end of fiscal 2002, the number of outstanding Shares of NTT was 16,134,590.-

                              BALANCE SHEET DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                             1998            1999            2000            2001            2002           2002
                        --------------- --------------- --------------- --------------- --------------- -------------
                                                       (millions of yen)                                (millions of
                                                                                                        U.S. dollars)
Property, plants and
  equipment (net)...... (Yen)12,005,362 (Yen)12,161,818 (Yen)11,863,596 (Yen)11,792,368 (Yen)11,497,686   $ 86,449
Total assets...........      17,352,489      18,573,117      19,101,238      21,759,402      21,424,806    161,089
Current liabilities....       3,445,826       3,743,980       3,857,777       4,852,089       4,131,992     31,068
Long-term liabilities..       8,306,737       8,125,479       8,318,577       8,665,418       9,918,401     74,574
Capital Stock (common
  stock plus additional
  paid in capital).....       3,326,076       3,326,076       3,326,076       3,607,686       3,607,686     27,125
Shareholders' equity... (Yen) 5,463,886 (Yen) 5,910,639 (Yen) 6,014,573 (Yen) 6,756,154 (Yen) 5,865,052   $ 44,098

Dividends

   NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT's founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the general meeting of shareholders required to be held in June of each year and by the Minister of Public Management, Home Affairs, Posts and Telecommunications ("Minister of PHPT") (formerly the Minister of Posts and Telecommunications ( "Minister of PT")). Immediately following approval thereof at the meeting and approval of the Minister of PHPT, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister of PHPT.

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

     Record Date/
   Six months ended    Approval Date     Payment Date     Dividend per Share
   ----------------  ----------------- ----------------- --------------------
                                                           (yen)    (dollars)
  September 30, 1997 November 21, 1997 December 12, 1997 (Yen)2,500  $20.50
  March 31, 1998.... June 26, 1998     June 29, 1998     (Yen)2,500  $19.24
  September 30, 1998 November 20, 1998 December 11, 1998 (Yen)2,500  $21.41
  March 31, 1999.... June 29, 1999     June 30, 1999     (Yen)7,500  $52.26
  September 30, 1999 November 24, 1999 December 13, 1999 (Yen)2,500  $23.96
  March 31, 2000.... June 29, 2000     June 30, 2000     (Yen)2,500  $23.14
  September 30, 2000 November 20, 2000 December 12, 2000 (Yen)2,500  $22.18
  March 31, 2001.... June 28, 2001     June 29, 2001     (Yen)2,500  $20.02
  September 30, 2001 November 22, 2001 December 12, 2001 (Yen)2,500  $19.86
  March 31, 2002.... June 27, 2002     June 28, 2002     (Yen)2,500  $20.90

   See Note 15 to the Consolidated Financial Statements.

   NTT paid dividends of (Yen)10,000 per share in respect of fiscal 1999. This dividend consisted of a special dividend of (Yen)5,000 per share, an annual dividend of (Yen)2,500 per share paid to shareholders of record on March 31, 1999, and an interim dividend of (Yen)2,500 per share paid to shareholders of record on September 30, 1998. The special dividend was announced in October 1998 in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo.

   The payment, as well as the amount, of dividends in the future will be subject to the level of NTT's earnings, NTT's financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the Minister of PHPT.

   Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which American Depositary Receipts ("ADRs") are issued by JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute amounts received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See "Item 10--Additional Information--Exchange Controls and Other Limitations Affecting Security Holders."

   For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see "Item 10--Additional Information--Taxation."

Exchange Rate Information

   In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into dollars have been made at the rate of 133 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2002, the date of the most recent balance sheet included herein.

   On July 1, 2002, the Noon Buying Rate was U.S.$1 = (Yen)120.04.

   The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates.

      Years ended March 31 High/(1)/ Low/(1)/ Average/(2)/ Period-end/(3)/
      -------------------- --------  -------  -----------  --------------
                                        (yen per dollar)
            1998..........  133.99   111.42     123.57         133.29
            1999..........  147.14   108.83     127.86         118.43
            2000..........  124.45   101.53     110.02         102.73
            2001..........  125.54   104.19     111.64         125.54
            2002..........  134.77   115.89     125.64         132.70

      Months of 2002       High/(4)/ Low/(4)/ Average/(5)/ Period-end/(6)/
      --------------       --------  -------  -----------  --------------
            January.......  134.64   130.93     132.68         134.06
            February......  134.77   132.26     133.64         133.96
            March.........  133.46   127.07     131.06         132.70
            April.........  133.40   128.13     130.77         128.45
            May...........  128.66   123.08     126.37         124.13
            June..........  125.64   119.38     123.29         119.85

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

   The Japanese telecommunications industry has been deregulated in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), tariff deregulation and the implementation of a Long-run Incremental Cost ("LRIC") Methodology ("LRIC Methodology") for interconnection charges and amendments to telecom laws aimed at promoting competition. See "Item 4--Information on the Company--Regulation--Interconnection." As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

   In 2001, the Telecommunications Business Law (the "Telecom Business Law") and certain other telecommunications laws were amended. Additionally, other changes in the regulatory environment were recommended by governmental bodies. Specifically, the Regulatory Reform Committee and the Information Technology ("IT") Strategy Headquarters made proposals relating to telecommunications systems reform. These proposals included changing NTT's management structure as part of comprehensive changes to Japan's telecommunications systems in order to promote an IT revolution in Japan and competition in the IT industry.

   In March 2001, both the "Three-Year Program for Promoting Regulatory Reform" announced by the Government and the "e-Japan priority policy program" announced by the IT Strategy Headquarters stated that the Government of Japan expects NTT to establish a voluntary action plan for promoting competition, including:

   (i) further rationalization of NTT East's and NTT West's operation,

  (ii) further opening of NTT Group's regional network, and

 (iii) promotion of competition within NTT Group by decreasing NTT's ownership percentage in NTT DoCoMo and NTT Communications.

   In October 2001, to respond to the above requests by the Government, NTT, NTT East and NTT West announced "NTT's Strategy concerning Current Management Issues" which included the following statements:

   (i) NTT Group plans significant structural reforms aimed at rapidly improving the deteriorating financial conditions of NTT East and NTT West by adopting a fundamental outsourcing strategy.

  (ii) NTT Group's network is as open as those in any other major country.

 (iii) NTT Group management will separate each of NTT Group's businesses (1) in the fields where new markets need to be developed, such as in Internet related businesses, so that each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT Group companies; and (2) in the remaining fields, on the principle that NTT Group operations are carried out without the duplication of resources.

  (iv) Decisions relating to NTT's ownership percentage of NTT Communications and NTT DoCoMo will continue to be considered from the standpoint of maximizing shareholders profits.

In response to the announcement of the above strategy, the Ministry of Public Management, Home Affairs, Posts and Telecommunications ("MPHPT") requested that NTT promptly commence the implementation of this plan.

   The Government of Japan revised the "Three-Year Program for Promoting Regulatory Reform" on March 29, 2002 and the "e-Japan priority policy program" on June 18, 2002. The revised programs do not significantly differ from the original programs. Both programs will continue to be revised annually.

   In June 2002, while taking into account recent changes in the telecommunications market environment, including developments in Internet Protocol ("IP"), the Information and Telecommunications Council (the "Council," formerly, the Telecommunications Council) recommended in its final report substantial deregulation including abolishing the current classifications of telecommunications carriers based on each carrier's possession of certain telecommunications lines (i.e., "Type I Carriers" being those carriers who provide telecommunications services through their own circuit facilities and "Type II Carriers" being those telecommunications carriers other than Type I Carriers, such as Internet service providers who provide telecommunications services to customers using the circuit facilities of Type I Carriers). It is understood that the current regulatory framework will soon be revised based on this final report, possibly at the next ordinary meeting of the Diet in 2003.

   In the U.S.-Japan discussions on deregulation held in July 2000, the Japanese and U.S. governments agreed that interconnection rates would be reduced in the three years ending fiscal 2003. The reductions would be retroactive to the beginning of fiscal 2001. The changes would include the reduction of Group Center ("GC," or local switching offices) connection charges by 22.5%.

   As a result of these discussions, in December 2000, NTT East and NTT West applied for approval of the reduction of interconnection rates for the three years ending fiscal 2003. In February 2001, they received required approvals from the Minister of PHPT.

   Also, based on agreements between the Japanese and U.S. governments, a MPHPT study group considered a revised LRIC Methodology model. This model was made public in March 2002. Based on this LRIC Methodology model, the Council is currently studying how interconnection rates should be treated. The Japanese Government has indicated that it expects to discuss with the U.S. Government no later than October 2002 whether the revised LRIC Methodology model should be applied. During 2002, the governments have also indicated that they expect to agree on the rates for fiscal 2003.

   These regulatory decisions and other changes in the telecommunications market could adversely affect NTT Group's financial position and results of operations.

   The Government owns enough shares of NTT to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

   The Government currently owns approximately 46% of NTT's outstanding shares. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions made at such meetings. In 1997, a certain upper level Government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. The Government has never used its power to direct the management of NTT.

   Increased competition may reduce NTT Group's market share and revenues.

   The telecommunications industry in Japan has become increasingly competitive. NTT Group faces competition in virtually all aspects of its business, including in the wireline regional, domestic long distance, international and wireless markets. See "Item 4--Information on the Company--Competition."

   In May 2001, Japan Telecom Co. ("JT"), KDDI Corporation ("KDDI") and other carriers entered the intra-city telephone services market. NTT Group also faces significant competition in the long distance market from JT and KDDI. Competition has also developed between domestic and international operators as each has entered the other's market through mergers and alliances. In addition, cable television ("CATV") providers also provide telephone services.

   With the introduction of presubscription, or "MYLINE," services in May 2001, established telecommunications businesses, including NTT Group, began lowering rates as competition became more intense. As of June 2002, NTT Group's telephone rates were about the same as the rates of NTT Group's primary competitors, KDDI and JT. Further price competition would negatively impact the revenues of NTT Group.

   In connection with the shift in demand for broadband communications services, competition in the Internet market has become much more pronounced as various carriers entered the rapidly expanding market for Asymmetric Digital Subscriber Line ("ADSL") and other broadband services. While the Internet access market is expected to continue to grow, NTT Group now faces competition from Yahoo Japan Corp. and other companies in ADSL services and from companies such as Usen Broadnetworks Corp. in optical access services. In addition, NTT may be subject to new competition from telecommunications firms affiliated with power companies, including Tokyo Electric Power Co., a parent company of Tokyo Telecommunication Network Co. ("TTNet"), which is said to have plans to integrate its business with Poweredcom Inc., a long-distance data transmission firm funded by 10 power companies and other partners, as early as the spring of 2003.

   Although NTT Group will make demand-oriented investments, including building its fiber optic network, insufficient demand for these services could limit the growth in revenues.

   There are three cellular phone operators in Japan: NTT DoCoMo Group, the KDDI group and J-Phone (which previously provided its services as the J-Phone group and integrated its services by merging its group companies in November
2001). As of March 31, 2002, NTT DoCoMo Group had a market share of 59.0%, the KDDI group (including the Tu-ka Group) had a market share of 23.3% and J-Phone had a market share of 17.7%. However, the NTT DoCoMo Group share may decline because of low rates and new services offered by competitors.

   While NTT believes that NTT Group has certain competitive advantages over its competitors, including NTT Group's current market leadership position and research and development ("R&D") capability, no assurance can be given that NTT Group will be able to continue to protect its current market position. Additionally, the recent changes in the telecommunications industry may further intensify competition. Intense competition in the wireline and wireless market has led to rapid, substantial and sustained decreases in charges for telecommunications services. These factors may have a material adverse effect on NTT Group's future growth and profitability. There can be no assurance that the level of existing and future competition will not adversely affect NTT Group's financial position and results of operations.

   NTT Group's international telecommunications and Internet-related investments may not produce the returns or provide the opportunities NTT Group expects.

   NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio Inc. ("Verio"), KPN Mobile N.V. ("KPN Mobile"), Hutchison 3G UK Holdings Limited ("Hutchison 3G UK"), AT&T Wireless Services, Inc. ("AT&T Wireless") and KG Telecommunication Co., Ltd. ("KG Telecom").

   Effective April 1, 2001, NTT Group adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") and ceased amortization of goodwill associated with its investments. During fiscal 2002, NTT completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio, an indirect wholly owned subsidiary of NTT and included in NTT's other business segment was below its carrying amount. Accordingly, NTT recorded a net-of-tax transitional impairment loss for goodwill of (Yen)149,180 million in the cumulative effect of accounting changes in the consolidated statement of income. NTT continues to review its investments and goodwill for impairment.

   Recently, telecommunications companies and wireless operators, including companies NTT Group has invested in, have experienced a variety of negative developments, including increased competition, the collapse of the dot-com bubble economy, increasing debt burdens from network build outs, expensive 3G spectrum auctions and significant volatility in share prices.

   Verio reported that its revenues would be lower than expected in 2001. Based on that trend, Verio revised its business plan, including a change of the sales strategy and a reduction of operating costs. As a result, NTT recorded write-downs of goodwill and intangible assets of (Yen)203,367 million in the operating expenses of the consolidated statement of income for fiscal 2002 under SFAS 142 and an additional (Yen)28,437 million impairment loss of intangible assets under Statement of Financial Accounting Standards No. 121 ("SFAS 121"). NTT continues to monitor Verio's performance monthly. If the current difficult business environment continues and Verio's revenue continues to be below expectation, there is a risk that it may not be able to achieve its business plan for 2002 and positive earnings before interest, taxes, depreciation and amortization ("EBITDA") and operating cash flow in 2003. In that case, Verio may need to revise significantly its business structure and NTT may need to make further write-downs.

   NTT expects that equity in net losses of its affiliates will continue to be affected by many factors including NTT Group's overseas investments. NTT includes its pro rata portion of the net income or net losses of these companies as investments that are accounted for by the equity method. Additionally, in the past, NTT's investment costs have exceeded NTT Group's underlying equity in net assets of the investee at the date of investment by a significant amount.

   In addition to write-downs to operating expenses associated with NTT's investment in Verio discussed above, because of the economic and financial environment surrounding the telecommunications industry and resultant declines in equity values of telecommunication companies on a global basis, NTT recently reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analysis in performing its reviews and estimating investment values. As a result, NTT Group determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating (Yen)653,751 million, net of deferred taxes of (Yen)474,305 million, for fiscal 2002. These gross impairment charges were (Yen)664,493 million for AT&T Wireless, (Yen)320,481 million for KPN Mobile, (Yen)36,461 million for KG Telecom, (Yen)56,444 million for Hutchison 3G UK and (Yen)50,177 million for other companies. These impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income. See "Item 4--Information on the Company--Global Businesses" and "Item 5--Operating and Financial Review and Prospect--Investments."

   NTT DoCoMo's strategy of acquiring minority equity stakes gives NTT DoCoMo substantially less influence over NTT DoCoMo's partner overseas carriers than if NTT DoCoMo established or acquired subsidiaries in those markets. Additionally, if another company acquires control of management in one of NTT DoCoMo's strategic partners or if NTT DoCoMo decides to dissolve, exit or reduce its interest in a strategic alliance, NTT DoCoMo might not realize the anticipated benefits of its investment in and strategic alliance with such partner.

   There can be no assurance that NTT Group will be able to maintain or enhance the value or performance of overseas operators in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future. There can also be no assurance that NTT Group will achieve the returns or benefits expected from these international joint ventures, alliances or collaborations, or that any of the companies in which NTT Group has invested will achieve the growth that was expected because of the uncertainty of market conditions and environments.

   In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. As a result and to the extent there is impairment, NTT has had and may in future periods have write-downs related to the impaired value of these investments.

   Internet-related revenue may not increase as anticipated, and revenue from mobile services may show slower growth.

   Revenue from voice services, traditionally NTT Group's primary source of revenue, continues to decline, and NTT Group's revenue structure is shifting towards an emphasis on revenue from data communications services, such as fixed-rate Internet access services. NTT Group intends to make use of its robust network and capital strength to create demand in the growing Internet market. However, if the Internet market does not expand as hoped, or if competition forces NTT Group to lower rates for Internet access and Internet provider services, then anticipated revenue from Internet access services may not increase as expected.

   Total voice average monthly revenue per user ("ARPU") of cellular service has declined and may further decline because of, among other reasons, reductions in rates, wider penetration into lower usage subscriber segments, some subscribers using e-mail services through i-mode, NTT DoCoMo Group's wireless Internet access services, instead of voice calls, Japan's stagnant economy and other factors. ARPU of cellular service is a combination of revenues from voice services and revenues from i-mode services. There is no assurance that revenues from i-mode services or new customers will be able to offset declines in voice ARPU. See "Item 4--Information on the Company--Principal Business Activities--Telephone Services--Cellular Services." If the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market, NTT DoCoMo Group's future growth may be curtailed.

   The performance of the PHS business may not improve and the business may continue to operate at a loss in the future.

   The Personal Handyphone System, or "PHS," business has operated at a loss in fiscal 2002. PHS subscribers were 1.8 million as of March 31, 2001 and 1.9 million as of March 31, 2002. There can be no assurance that subscriber numbers will continue to increase or remain stable, that customers will continue to use PHS services or that these services will not become outmoded with the introduction of 3G services by us or others.

   NTT DoCoMo Group may experience difficulties in maintaining growth and service quality because it has only a limited amount of spectrum available for its services, and the successful development and introduction of NTT DoCoMo Group's 3G network and services is subject to market demand and other factors.

   NTT DoCoMo Group has limited radio frequency spectrum available to it. There can be no assurance that NTT DoCoMo Group's efforts to reduce levels of congestion or improve service quality will succeed or that NTT DoCoMo Group will not experience constraints on the growth of its wireless services or lose subscribers to competitors in areas where capacity problems occur.

   NTT DoCoMo Group has invested and plans to continue to invest significantly in R&D, construction and the implementation and expansion of its 3G wireless services. As of March 31, 2002, NTT DoCoMo Group offered 3G services to approximately 89,000 subscribers, a smaller number of subscribers than it had anticipated when it started 3G commercial services on October 1, 2001. There can be no assurance that the number of subscribers will grow as fast as NTT DoCoMo Group expects.

   In addition, if an insufficient number of wireless operators adopt wideband-code division multiple access ("W-CDMA") technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale that it currently anticipates. Also, NTT DoCoMo Group cannot be sure that handset manufacturers will be able to adapt their handsets successfully and promptly if NTT DoCoMo Group makes changes in the 3G technology NTT DoCoMo Group uses or if the International Telecommunications Union recommends changes to the specifications for W-CDMA.

   NTT Group's business may be adversely affected by the economic situation in Japan.

   NTT Group's business, particularly NTT Group's services designed for businesses and other institutions, is affected by the economic situation in Japan, as most of NTT Group's revenues are generated in Japan.

   The decline of the Japanese economy experienced for most of the past decade has grown increasingly serious in recent years. This renewed decline has been attributed to a number of factors, including sluggish consumer spending, decreases in corporate capital expenditures, strains in the Japanese financial system caused by the failure of several major financial institutions, economic difficulties in other Asian and other emerging economies and the uncertain domestic economic outlook in general. Despite some recent signs that economic conditions in the United States and Asia may have bottomed out, which might help to support an economic revival in Japan through a recovery in exports and inventory adjustments, prospects for employment, personal incomes and corporate profits in Japan remain poor and a full economic recovery will likely require more time. If the economic situation in Japan continues to deteriorate, NTT Group's results of operations may be adversely affected.

   NTT Group may not achieve anticipated cost savings.

   NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as separate companies, to take more responsibility for the profit and loss of their operations and have a stronger incentive to boost revenues and cut costs compared to when they were divisions of NTT.

   As part of these initiatives, NTT Group announced its "NTT Group Three-Year Business Plan" (fiscal 2002-fiscal 2004) on April 16, 2001. The main elements are as follows:

   (i) limiting the basic functions of NTT East and NTT West to strategic planning, plant planning, development of new services and corporate marketing. Other functions such as order processing, maintenance and operations and repairs will be outsourced to NTT Group's subsidiaries to be located throughout Japan and will cover single or multiple prefectures;

  (ii) care will be taken to reduce personnel costs through the diversification of the employment and benefits system, including new retirement and re-employment packages responsive to diverse employee needs and lifestyles; and

 (iii) the allocation of personnel from NTT East and NTT West to other companies in NTT Group will be expanded.

   In May 2002, NTT established approximately 100 outsourcing subsidiaries of NTT East and NTT West. These companies specialize in the management and marketing of network resources, installation and maintenance of facilities and equipment, and administration of personnel and accounting functions. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies.

   While maintaining close ties to those affiliated outsourcing companies and striving to provide reliable and high quality services, including universal services, NTT East and NTT West are also attempting to reduce personnel costs through a system by which certain employees over 51 years of age will retire from NTT East and NTT West. These employees will be rehired by the outsourcing companies with reduced salaries of up to 30%. While capitalizing on their individual areas of expertise (i.e., maintenance, marketing, personnel and accounting), these outsourcing companies will take advantage of wage levels that are lowered to regional and industry standards. The companies will also be able to take advantage of being located throughout Japan to respond to the IT-related needs of local governments, corporate customers and citizens that have arisen with the advancement of broadband. The outsourcing companies will engage in the development of new businesses in the following fields:

   (i) Companies in the facilities and equipment fields: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.).

  (ii) Companies in the marketing fields: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; design and operation of websites.

 (iii) Companies in the administrative field: outsourcing services for payroll function, settlement, etc.

   The outsourcing companies will aggressively pursue new orders from both within and outside the NTT Group to offset the costs of the functions given to them. However, there is always a possibility that this strategy will not be successful.

   Future sales by the Government of Japan or NTT may adversely affect the trading price of NTT Shares and ADSs.

   The Government is required by the Nippon Telegraph and Telephone Corporation Law (the "NTT Law) to own one-third or more of the total number of the outstanding shares of NTT. Until October 1986, the Government, through the Ministry of Finance ("MOF"), owned 100% of the outstanding shares of NTT. As of March 31, 2002, the Government owned approximately 46% of outstanding shares. Under the current NTT Law, the Government is permitted to sell up to approximately 2,100,000 Shares and under the budget for fiscal 2003, the Government is permitted to sell up to 1,000,000 Shares. In addition, possible amendments to the NTT Law may eliminate the requirement that the Government own NTT stock, or such amendments may increase the number of Shares that the Government is allowed to sell. The sale or the potential sale of Shares by the Government or issuance or potential issuance of Shares by NTT could have an adverse impact on the market price of Shares and ADSs.

   Investors may have difficulty enforcing judgments regarding the civil liabilities of NTT.

   NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT's members of the board of directors and management reside outside of the United States (principally in Japan). All or a substantial portion of the assets of such persons or NTT are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or NTT or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the securities laws of the United States. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japanese courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Japanese courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Forward-Looking Statements

   Some of the statements made in this report are forward-looking statements. These include statements with respect to NTT's plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management's assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning:

   (i)    NTT Group; and

   (ii)   the economy and telecommunications industry in Japan and overseas.

   The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

   (i) the financial and operating impact of equity investments in overseas companies, including Verio, KPN Mobile, Hutchison 3G UK, AT&T Wireless, KG Telecom and any other companies in which NTT Group companies may make equity investments;

   (ii) risks and uncertainties associated with projections of future usage of NTT Group's network, including broadband services, the introduction of 3G cellular subscriber services and Internet related businesses;

   (iii)  risks and uncertainties associated with the pricing of services;

   (iv) the effects of deregulation of the telecommunications market, including the reduction of interconnection rates and the application of the price-cap system;

   (v) risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

   (vi) the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

  (vii) the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses; and

(viii)     the ability of NTT Group to add capacity to NTT Group's existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group.

   NTT desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4--INFORMATION ON THE COMPANY

NTT Group
                              [CHART APPEARS HERE]

                                     -------
                                       NTT
                                     -------

  100%        100%            100%           64.1%      54.2%
-------     -------     --------------     -------     -------     ------------
  NTT         NTT             NTT            NTT         NTT          Other
  East        West      Communications      DoCoMo       Data      Subsidiaries
-------     -------     --------------     -------     -------     ------------


   NTT Group, which is comprised of Nippon Telegraph and Telephone Corporation and its subsidiaries and any of their respective predecessors in business, is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communications facility services, Integrated Services Digital Network ("ISDN") services, sale of telecommunications equipment and other services.

   Telephone services are the largest part of NTT Group's business, representing approximately 50.9%, or (Yen)5,867 billion, of total operating revenues of approximately (Yen)11,536 billion in fiscal 2002. Telegraph services contributed 0.6%, leased circuit services 4.5%, data communications facility services 3.3%, ISDN services 9.6%, sale of telecommunications equipment 11.9% and other services, which include Open Computer Network ("OCN"), i-mode services and system development services, contributed 19.2% of operating revenues.

   NTT Group's telephone services consist primarily of regional, long distance, international and wireless services. NTT Group is the principal provider of fixed-line services in Japan with approximately 62 million telephone and ISDN services subscribers as of March 31, 2002.

   NTT Group provides cellular telephone services and PHS services through NTT DoCoMo and its eight regional subsidiaries. NTT DoCoMo Group is the largest provider of cellular telephone services in Japan and is one of the largest cellular operators in the world as measured by the number of subscribers, with approximately 41 million cellular subscribers as of March 31, 2002. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1992. NTT DoCoMo is 64.1% owned by NTT. The balance of NTT DoCoMo's shares is owned by public investors.

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

   NTT Group has operated under a holding company structure since July 1, 1999. In addition to owning interests in NTT DoCoMo and NTT DATA, NTT owns three wholly-owned subsidiaries: NTT East, NTT West, and NTT Communications. NTT East and NTT West operate the regional telecommunications services in eastern Japan and western Japan, respectively, and NTT Communications operates the long distance telecommunications and other network services throughout Japan and internationally. NTT East, NTT West and NTT Communications were incorporated in Japan as joint-stock corporations in 1999. In May 2001, NTT Communications began offering intra-city telecommunications services in Tokyo, Osaka and Nagoya. See "--Reorganization."

   On April 1, 1998, NTT Group became subject to Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public enterprises to report certain information about their products and services, the geographic areas in which they operate and their major customers. As a result of the adoption of SFAS 131, beginning in fiscal 1999, NTT Group's results of operations were segmented along four primary lines of business: wireline services, wireless services, data communications services and other services. The reorganization of NTT Group on July 1, 1999 further enabled NTT Group to provide additional reportable segment information for its wireline business that was previously reported as the wireline services segment. As a result of the division of the wireline services segment into two reportable segments, beginning in fiscal 2001, NTT Group's results of operations have been segmented according to five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. The five segment presentation is not available prior to fiscal 2001. The new reportable segments previously included in the wireline services segment are the regional communications services that NTT East and NTT West provide and the long distance communications and international services that NTT Communications provides (collectively, the New Wireline Services Segments). The new regional communications services segment is mainly comprised of intra-prefectural telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including Internet access services. The new long distance communications and international services segment is mainly comprised of inter-prefectural and international telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services including OCN and frame relay services. The wireless services segment, provided by NTT DoCoMo Group, includes cellular services, PHS services and other related services. The data communications services segment, provided by NTT DATA, includes data communications facility services, system integration services and other related services. The other services segment, provided by NTT and other NTT Group companies, includes fundamental research activities, the management of telecommunications facilities, the sale and maintenance of telecommunications equipment, the rental of real estate, the sale of telephone cards and certain other services, primarily within NTT Group itself. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto.

   NTT's agent for U.S. federal securities law purposes is NTT USA, Inc., located at 101 Park Avenue, 41st Floor, New York, NY 10178. NTT is located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116 Japan (Phone number:
81-3-5205-5581). NTT's Internet website address is http://www.ntt.co.jp/index_e.html. The information on NTT's website is not incorporated by reference into this document. This annual report will be placed on NTT's Internet website concurrently with the filing with the United States Securities and Exchange Commission (the "SEC").

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

   On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law on August 1, 1952 to take over from the Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan. All Government-owned assets relating to such services were transferred to the predecessor corporation. In April 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. ("KDD") (which became KDDI after it merged with DDI Corporation ("DDI") and IDO Corporation ("IDO") in October 2000).

   At the same time that NTT was incorporated as a private company in 1985, the Telecom Business Law, which opened the Japanese telecommunications services industry to competition, came into effect. The Telecom Business Law authorizes the Minister of PHPT to regulate two types of companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers, such as carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2002, there were 384 Type I Carriers and 10,137 Type II Carriers. A VAN uses the telecommunications network of other carriers to provide enhanced telecommunications services to consumers by using special hardware and software.

   NTT's Shares are listed on the Tokyo Stock Exchange (the "TSE") and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. In 1994, NTT listed its Shares on the New York Stock Exchange in ADR form and listed its Shares on the London Stock Exchange.

   On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912,000.

   At the general shareholders meeting on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares from time to time at an aggregate cost not to exceed (Yen)120 billion, before its next general shareholders meeting in June 2000. On July 12, 1999, NTT announced in Tokyo that it would repurchase up to 80,000 Shares at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per share equal to the closing price on that exchange on July 12. On July 13, 1999, NTT acquired 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were bought from the Minister of Finance. Thereafter, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000 pursuant to the authority granted by shareholders at the general shareholders meeting on June 29, 1999. None of these Shares were purchased from the Minister of Finance. As a result of these repurchases, the number of outstanding Shares was reduced to 15,834,590.

   On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. As a result of this offering, the number of outstanding Shares was increased to 16,134,590. See "Item 9--The Offer and Listing--Trading Markets."

   Pursuant to Article 210 of the Commercial Code of Japan (the "Commercial Code"), at the general shareholders meeting on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares of common stock from time to time until the next general shareholders meeting to be held in June 2003 at an aggregate cost not to exceed (Yen)100 billion.

   Pursuant to an amendment to the NTT Law, which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares of NTT, are allowed to own Shares. Currently, the aggregate amount of NTT's voting rights which may be owned by foreign nationals and foreign corporations must be less than one-third of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. See "Item 10--Additional Information--Exchange Controls and Other Limitations Affecting Security Holders--Restrictions on Foreign Ownership."

Relationship with the Government

   The Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of NTT. However, any increase in the number of Shares attributable to the issuance of new Shares, including shares issuable upon conversion of convertible securities or exercise of share subscription warrants are not included in calculating the proportion of the Shares held by the Government for this purpose.

   The total number of outstanding Shares of NTT at the time of its establishment was 15,600,000. Until October 1986, the Government owned 100% of the outstanding Shares of NTT. Out of the 10,400,000 Shares held by the Government which were permitted to be sold under the NTT Law, the Government sold 5,400,000 Shares to a variety of individual and institutional investors between October 1986 through December 1990.

   On December 17, 1990, the MOF announced its plan (the "1990 plan") that out of the 5,000,000 Shares then available for sale under the NTT Law, the MOF would sell 2,500,000 of such Shares at the rate of approximately 500,000 Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500,000 Shares for the time being. Prior to the offering of Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit the smooth absorption of the Shares.

   As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares was 15,912,000 and the number of Shares that the Government was permitted to sell was 5,100,000.

   The Government's annual budget for fiscal 1999 contemplated the sale by the Government of up to 1,000,000 Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs.

The offering reduced the Government's ownership to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

   The Government's annual budget for fiscal 2000 contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government's ownership to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000.

   On December 20, 1999, the 1990 plan was terminated.

   The Government's annual budget for fiscal 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. These Shares were sold together with 300,000 new Shares issued and sold by NTT. The offering reduced the Government's ownership to 7,413,823.26 Shares, or approximately 46% of NTT's 16,134,590 outstanding Shares as of March 31, 2001.

   The Government's annual budget for fiscal 2002 contemplated the sale by the Government of up to 1,000,000 additional Shares. No Shares were sold by the Government in fiscal 2002.

   The Government's annual budget for fiscal 2003 contemplates the sale by the Government of up to 1,000,000 Shares. As of the date of this report, the Government has not announced its intention with respect to the sale of additional Shares pursuant to its budgetary authority.

   The NTT Law requires that any disposition of NTT's Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget.

   The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions created by the New Law (as defined below). See "--Regulation." NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

   The forward-looking strategy for NTT Group will be to provide high-quality, highly convenient internet access services, including a wide variety of broadband services that can blend platform with content, while strengthening its financial performance through structural reforms. NTT Group intends to develop its broadband Internet access business by providing diverse optical and wireless access services, constructing platforms designed to promote content distribution and improving content distribution services. In addition, NTT Group plans to implement structural reforms targeted at the establishment of a cost-competitive operating base, principally through reductions in personnel costs and capital spending and discontinuing unprofitable services.

   The broadband Internet access market is expected to continue to expand with the development of improved access methods that combine fixed-line and wireless services and the availability of easy to use equipment. However, competition is expected to intensify further as a result of the emergence of new services created from the integration of fixed-line and wireless systems and the proliferation of systems allowing for constant mobile phone access to the Internet and other information networks. New entrants are expected to enter the Internet access services market, launching ADSL and other competing services in response to increased demand.

   To meet the expected increased demand for broadband Internet access services, NTT East and NTT West now offer a full array of services from copper to fiber-optic. In December 2000, NTT East and NTT West initiated trial fiber-optic IP connection services of 10 megabits per second ("Mbps"), and a competing company also started similar services of 100 Mbps in March 2001. In response to the competition, NTT East and NTT West have expanded service coverage areas and reduced the rates charged for fiber-optic services and also the rates charged for ADSL and other copper line services. Prior to the rate reduction, these rates were comparable to world standards. Additionally, in response to the entry by electric power companies and other providers of optical access services into the market, NTT East and NTT West have begun introducing special rates for their flat-fee broadband internet access service, or B-FLET'S, and are also implementing a program to locate new facilities in areas where strong demand is anticipated.

   NTT recently established the "Broadband Promotion Office" for the purpose of generating demand for new broadband (HIKARI) services and systems. The office will consolidate resources among NTT Group companies and promote specific broadband applications by independent companies. In addition, NTT Group formed NTT Broadband Initiatives Inc. ("NTT-BB"), a broadband content services company, to develop the market for high-definition content delivery networks ("CDNs") and applications. NTT-BB will develop new business models through its broadband portal business ("BROBA"). BROBA offers high-definition content delivery services and two-way visual communication services for e-community creation and collaboration. NTT Group companies are effectively utilizing high-definition CDNs developed by NTT-BB to support their platform businesses.

   The use of mobile communications is expected to continue to expand while the rate of growth of the number of subscribers declines. The market for browser phones (i.e., mobile telephones equipped with website search software) has also matured. NTT DoCoMo Group is working to expand non-voice communications traffic and increase profits through the development of the mobile multimedia market, while at the same time continuing the growth of the mobile communications market by expanding its service concept from "people" to include "all working units." Data communication services are expected to develop further and diversify with the proliferation of high-speed data communication systems based on 3G mobile services. The new services will include visual communications, content distribution and mobile electronic commerce via mobile communication networks (i.e., EC services). NTT DoCoMo Group is actively engaged in various initiatives to facilitate the ongoing shift in market structure from voice to data transmission, and from quantitative growth to more highly developed and diversified services. These initiatives include the improvement of business efficiency, and the accelerated development of mobile multimedia services utilizing the features of "FOMA," which stands for Freedom Of Mobile multimedia Access, NTT's 3G mobile phone system.

   The trend toward fewer fixed-line telephone subscribers is expected to continue. Competition from operators providing customers with comprehensive local-to-international packages is increasing as a result of the introduction of MYLINE services. MYLINE services permit telephone and ISDN subsidiaries to select a telecommunications company without dialing prefixes. Additionally, the availability of voice over IP (VoIP) telephone services has created other competitive challenges. NTT Group plans to continue to build customer trust by providing a more competitive range of general services focused on prompt order response and efficiently functioning support systems. NTT Group also plans to take specific competitive steps, including the transfer of voice telephone functions to Internet Service Provider ("ISP") services and providing Internet Protocol-Virtual Private Network ("IP-VPN") systems to corporate customers. Outsourcing companies established in the course of the recent round of structural reforms (i.e., Type III companies which are management resource utilization companies and Type IV companies which are companies entering new business areas) will also actively engage in the expansion of new business areas by utilizing expert technologies accumulated in information communications and other fields.

   NTT East and NTT West will continue to offer a variety of rate menus, implement further rate cuts and expand the range of discounts in order to meet competition arising primarily from MYLINE services.

Additionally, in May 2001, as a response to the entry of competing Type I Carriers (so-called "NCCs" or new common carriers) into the intra-city market that provide seamless services ranging from intra-city to international calls, NTT Communications began to offer intra-city telecommunications service in Tokyo, Osaka and Nagoya. NTT Communications has also begun to offer intra-city to international packages targeted at corporate customers and discounts to ordinary consumers on bundled services combining long-distance and international services. NTT Communications is also working to achieve further reductions in its rates and further diversification of its services in anticipation of the new wave of inexpensive Internet telephony about to hit the market.

   Internationally, NTT Group plans to promote effective business development activities targeting the IP and mobile multimedia sectors with strict business selectivity and focus. In the IP area, global efforts will be placed on high-speed IP network services and high value-added hosting services. In the mobile area, NTT Group will develop 3G mobile communication services based on multimedia services and W-CDMA. In the years to come, the challenge will be to realize the synergies of these overseas strategic partnerships and continue the full scale development of NTT Group's overseas operations.

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

                                                Years ended March 31,
                                         ----------------------------------
                                            2000        2001        2002
                                         ----------  ----------  ----------
                                                  (billions of yen)
   Telephone services................... (Yen)6,394  (Yen)6,172  (Yen)5,867
   % of total operating revenues........       61.6%       54.5%       50.9%
   Telegraph services................... (Yen)   83  (Yen)   79  (Yen)   68
   % of total operating revenues........        0.8%        0.7%        0.6%
   Leased circuit services.............. (Yen)  500  (Yen)  494  (Yen)  524
   % of total operating revenues........        4.8%        4.4%        4.5%
   Data communications facility services (Yen)  397  (Yen)  388  (Yen)  381
   % of total operating revenues........        3.8%        3.4%        3.3%
   ISDN................................. (Yen)  819  (Yen)1,082  (Yen)1,109
   % of total operating revenues........        7.9%        9.6%        9.6%
   Sale of telecommunications equipment. (Yen)1,138  (Yen)1,477  (Yen)1,376
   % of total operating revenues........       11.0%       13.0%       11.9%
   Other services....................... (Yen)1,052  (Yen)1,636  (Yen)2,211
   % of total operating revenues........       10.1%       14.4%       19.2%

   NTT Group's results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto and "--NTT Group."

   NTT Group has experienced compound annual growth in operating revenues of 11.1% during the last three fiscal years. For the fiscal year ended March 31, 2002, NTT Group reported operating revenues of (Yen)11,536 billion, operating income of (Yen)62 billion and net loss of (Yen)835 billion.

   The following table sets forth certain information concerning NTT Group's principal facilities and operations as of the dates and for the periods indicated:

                                          As of or for the year ended March 31,
                                          ----------------------------------
                                           1998      1999   2000   2001   2002
                                          ------    ------ ------ ------ ------
                                                     (thousands)
    TELEPHONE SERVICES:
       Telephone subscriber lines........ 60,186    58,277 55,318 51,981 50,640
       Cellular telephone subscribers.... 17,984    23,897 29,356 36,026 40,694
       PHS subscribers...................  1,906     1,349  1,441  1,812  1,922
       Public telephones.................    777       754    736    707    681
    TELEGRAPH SERVICES:
       Telegrams......................... 37,564    36,180 34,078 31,119 28,835
    LEASED CIRCUIT SERVICES/(1)/:
       Conventional circuits
       NTT...............................    902       822     --     --     --
       NTT East..........................     --        --    448    386    342
       NTT West..........................     --        --    394    344    306
       NTT Communications................     --        --     35     27     21
       High-speed digital circuits.......
       NTT...............................    169       228     --     --     --
       NTT East..........................     --        --    244    287    310
       NTT West..........................     --        --    205    238    261
       NTT Communications................     --        --     40     47     48
       ATM Circuit
       NTT...............................  1,254     1,509     --     --     --
       NTT East..........................     --        --  3,662  7,754 11,195
       NTT West..........................     --        --  2,218  4,631  7,850
       NTT Communications................     --        --  1,549  3,236  4,640
    ISDN SERVICES:
       INS-Net 64........................  2,286     3,955  6,598  9,562 10,224
       INS-Net 1500......................     34        48     82    126     93
    OTHER SERVICES:
       FLET'S ISDN.......................     --        --      3    721  1,304
       FLET'S ADSL.......................     --        --     --     27    968
       Packet exchange services..........    477       463    460    790    820
       Frame Relay (Super Relay FR)/(2)/.     16        44     75     94     93
       Cell Relay/(2)/...................      4         6    301    851  1,209
       Facsimile network subscribers.....  1,127     1,212  1,307  1,351  1,345
       Open Computer Network services....    159       478  1,147  2,302  3,039
       FOMA..............................     --        --     --     --     89
       i-mode/(3)/.......................     --        48  5,603 21,695 32,156
       Pocket pager subscribers..........  3,908     2,111  1,444  1,098    827
    Employees............................    226       224    224    222    213

--------
(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.
(2) The calculation method for determining the number of frame relay services and cell relay services was changed in fiscal 2002.
(3) The number of i-mode subscribers includes subscribers to both cellular telephones (32,075 thousand) and FOMA (81 thousand).

  Telephone Services

   NTT Group is currently the largest provider of telecommunications services in Japan. Revenues from telephone services were 50.9% of operating revenues in fiscal 2002. NTT Group's telephone services include certain items in the regional communications services segment such as intra-prefectural telephone subscriber services, public telephones and other related services, and certain items in the long distance communications and international services segment, such as inter-prefectural and international telephone subscriber services, public telephones and other related services; certain items in the wireless services segment, such as cellular telephones, PHS and other related services; and certain other services. NTT Group is the principal provider of fixed-line telephone subscriber services in Japan, providing telephone and ISDN services to approximately 61.79 million subscribers nationwide. This number of subscribers consists of approximately
50.64 million telephone subscriber lines, 10.22 million INS-Net 64 subscriber lines and 93 thousand INS-Net 1500 subscribers (93 thousand INS-Net 1500 subscriber lines multiplied by 10). INS-Net 1500 services accommodate approximately ten times as many users per each subscriber line as compared to INS-Net 64 services due to its larger capacity. NTT Group is also the largest provider of cellular telephone services in Japan with approximately 40.7 million cellular telephone subscribers. See "--Reorganization" and "--Global Businesses."

   (i) Telephone Subscriber Services

   Telephone subscriber services are NTT Group's principal business activity. In fiscal 2002, the number of telephone subscriber lines in use in NTT Group's telephone subscriber service decreased by 1.3 million to 50.6 million. Although the number of telephone subscriber services has declined throughout the downturn in business conditions, this decline has started to slow down due to factors such as the shift from ISDN services to ADSL and the expansion of ADSL services. In the future, the number of telephone subscriber lines is expected to increase due to a shift from ISDN services to telephone subscriber services and to the use of the new telephone subscriber service, "Telephone Subscriber--Light Plan," which does not require subscribers to pay installation fees in advance. Residential use accounted for approximately 75.8% and business use accounted for approximately 24.2% of telephone subscriber lines.

   NTT Group is the principal provider of fixed-line telephone subscriber service in Japan. NTT Group currently faces significant competition in intra-city, intra-prefecture and inter-city, inter-prefecture and international markets from companies such as JT and KDDI. On May 1, 2001, JT and KDDI entered the market for intra-city telephone services. Also on May 1, 2001, NTT Communications entered the intra-city services market in the areas of Tokyo, Osaka and Nagoya to satisfy corporate customers' demand for one-stop service from a telecommunications provider that is also able to provide combined intra-city, intra-prefectural, inter-prefectural and international services to be more competitive.

   Current monthly charges for telephone exchange lines vary according to business or residential use, and for local calls, the number of subscribers' exchange lines in the local calling area, or Message Area. Current call charges for telephone exchange lines vary according to distance, duration, day and time of day.

   In certain areas, competing NCCs have acquired their market positions mainly by offering long-distance telephone services at rates less than NTT Group's rates. Currently, NTT Communications' long-distance rate structure has become almost the same as that offered by other major NCCs. In fiscal 2001, NTT Group's market share of inter-prefecture calls (telephone subscriber services and ISDN services) between all prefectures in Japan dropped slightly from 55% to 54% based on numbers of calls. Market share data for fiscal 2002 is not yet available.

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

   The following tables set forth charges currently applied to telephone subscriber services:

   Installation Fee: (Yen)72,000

Subscriber line charges (monthly charges per line):
Number of subscribers in a local area..............      400,000      50,000 to      Less than
                                                         or more        400,000         50,000
                                                    ------------ -------------- --------------
Residential........................................ (Yen)  1,750 (Yen)    1,600 (Yen)    1,450
Business........................................... (Yen)  2,600 (Yen)    2,450 (Yen)    2,300

   In February 2002, NTT East and NTT West began offering its "Telephone Subscriber--Light Plan" which allows new customers to subscribe to services without an initial subscription fee by paying a fixed surcharge added to the monthly base charge of (Yen)640.

   The following table sets forth information regarding intra-prefectural dialing charges of NTT East, NTT West and NTT Communications/(1)/:

                                8 a.m.-7 p.m.               7 p.m.-11 p.m./(2)/               11 p.m.-8 a.m.
                        ------------------------------ ------------------------------ ------------------------------
Local area............. (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 4 min. ((Yen)8.5)
Adjacent area, up to 20
  km...................  (Yen)10 per 90 sec. ((Yen)20)  (Yen)10 per 90 sec. ((Yen)20)   (Yen)10 per 2 min. ((Yen)20)
20 km--60 km...........   (Yen)10 per 1 min. ((Yen)30)  (Yen)10 per 75 sec. ((Yen)30)  (Yen)10 per 90 sec. ((Yen)20)
Over 60 km.............  (Yen)10 per 45 sec. ((Yen)40)   (Yen)10 per 1 min. ((Yen)30)  (Yen)10 per 90 sec. ((Yen)20)

--------
(1) Amounts in ( ) are charges for 3 minutes.
(2) Also includes weekends and holiday daytime calls.

   The following table sets forth information regarding inter-prefectural dialing charges of NTT Communications (call duration for (Yen)10 from a subscriber telephone)/(1)/:

                         8 a.m.-7 p.m.    7 p.m.-11 p.m./(2)/  11 p.m.-8 a.m.
                      ------------------- ------------------  -----------------
 Adjacent area--20 km   90 sec. ((Yen)20) 90 sec. ((Yen)20)    2 min. ((Yen)20)
 20 km--30 km........   60 sec. ((Yen)30) 60 sec. ((Yen)30)   75 sec. ((Yen)30)
 30 km--60 km........   45 sec. ((Yen)40) 60 sec. ((Yen)30)   75 sec. ((Yen)30)
 60 km--100 km.......   30 sec. ((Yen)60) 45 sec. ((Yen)40)   60 sec. ((Yen)30)
 Over 100 km......... 22.5 sec. ((Yen)80) 26 sec. ((Yen)70)   45 sec. ((Yen)40)

--------
(1) Amounts in ( ) are charges for 3 minutes.
(2) Also includes weekends and holiday daytime calls.

   In May 2001, when MYLINE services were introduced, NTT East and NTT West reduced charges for local calls in order to enhance its price competitiveness from (Yen)9 per 3 minutes to (Yen)8.5 per 3 minutes and from (Yen)10 per 3 minutes to (Yen)8.5 per 3 minutes, respectively. In addition, NTT East and NTT West launched special services only available to NTT East or NTT West MYLINE Plus service subscribers, i.e. the expansion of the range of various discount services and the implementation of monthly rate cuts. At the same time, NTT Communications began to offer a variety of services including bundled packages with ISP services at competitive prices and seamless services ranging from intra-city to international telecommunications in Tokyo, Osaka and Nagoya where there is a strong demand from corporate customers for such services.

   As of March 2002, NTT Group's market share of MYLINE services for NTT East and NTT West combined was 73% for intra-city calls, 66% for intra-prefecture and inter-city calls and 57% for NTT Communications inter-prefecture calls.

   The interconnection of local switches with telecommunications operators, which began during fiscal 1997 through NTT's GCs, brought direct competition for local telephone services for the first time. Interconnection rates for GC interconnection dropped by 27% between March 1997 and March 2002. In fiscal 2002, interconnection rates were (Yen)4.60 for 3 minutes for GC interconnection and (Yen)5.88 for 3 minutes for NTT's zone center interconnection.

  (ii) Cellular Services

   Cellular services are part of NTT Group's wireless services segment. The wireless telecommunications market in Japan has continued to expand, though at a slower pace than previous fiscal years, and the total number of cellular phone subscribers increased by 13.4% in fiscal 2002 to reach 69.1 million at the end of fiscal 2002.

   As a result of strong demand for i-mode service, which are services that connect users to various types of on-line Internet services including banking and other new products, reductions in fees and the introduction of services and products specifically tailored to various sectors of the population, the number of NTT DoCoMo Group's cellular subscribers rose to 40.7 million at the end of fiscal 2002, a 13.0% increase over the previous fiscal year.

   During fiscal 2002, in addition to the "mova 211i" series with enhanced e-mail functions and the "i-appli"-compatible "mova 503iS" series, NTT DoCoMo Group released its new model "mova F671i," or Raku Raku Phone II, a model especially tailored for use by senior customers, in a bid to disseminate i-mode service to a broader range of age groups. At the same time, the group started "DoCoMo Point Service" as part of its efforts to improve customer services.

   NTT Group's wireless telecommunications businesses, a part of NTT Group's wireless services segment, are conducted throughout Japan by NTT's 64.1%-owned subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan's leading mobile telecommunications services provider and is one of the largest wireless operators in the world as measured by the total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as cellular services, PHS services and other specialized wireless telecommunications services, including "Quickcast" services (formerly, paging services), satellite mobile communications services and in-flight telephone services through its extensive and advanced wireless networks. NTT DoCoMo Group also sells cellular telephone handsets, PHS handsets, pagers and related equipment. NTT DoCoMo Group is regulated as a Type I Carrier and a Special Type II Carrier.

   Although NTT owns 64.1% of NTT DoCoMo's shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group's business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT's other subsidiaries are conducted on an arm's-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

   On October 22, 1998, NTT DoCoMo listed its stock on the First Section of the TSE. In connection with this listing, NTT sold 218,000 shares of NTT DoCoMo's non-par-value common stock and NTT DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.7% to 67.1%.

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

   In January 2002, NTT DoCoMo's board of directors resolved to conduct a five-for-one split of its shares (new shares were issued on May 15, 2002), as well as to apply to list its shares on the New York Stock Exchange and London Stock Exchange. On March 1, 2002, NTT DoCoMo listed its shares on the New York Stock Exchange in ADR form and listed its shares on the London Stock Exchange.

   The following table sets forth information regarding NTT DoCoMo Group's subscribers and its estimated market share:

                                                 As of March 31,
                                     --------------------------------------
                                      1998    1999    2000    2001    2002
                                     ------  ------  ------  ------  ------
    Cellular subscribers (thousands) 17,984  23,897  29,356  36,026  40,694
    FOMA (thousands)................     --      --      --      --      89
    i-mode (thousands) /(1)/........     --      48   5,603  21,695  32,156
    Estimated market share..........   57.0%   57.5%   57.4%   59.1%   59.0%

--------
(1) The number of i-mode subscribers includes subscribers to both cellular telephones (32,075 thousand) and FOMA (81 thousand).

   The following table sets forth information regarding NTT DoCoMo Group's monthly usage per subscriber and aggregate ARPU data:

                                                    Year ended March 31,
                                               ------------------------------
                                                1998  1999  2000  2001  2002
                                               ------ ----- ----- ----- -----
  Total average monthly minutes per subscriber    155   164   177   189   178
  ARPU/(1)/................................... 10,800 9,270 8,740 8,650 8,480
     Voice ARPU/(2)/.......................... 10,800 9,270 8,620 7,770 6,940
     i-mode ARPU/(3)/.........................     --    --   120   880 1,540

--------
(1) The aggregate ARPU is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet (a "packet" is data that is divided into a small block) transmission revenue.
(2) Voice ARPU is calculated by (a) dividing total annual fixed monthly plan charges, usage charges and charges for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. This calculation does not include revenues derived from packet communications services, including i-mode.
(3) i-mode ARPU is calculated by (a) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. Such revenue does not include non-i-mode related data packet transmission revenue.

   NTT DoCoMo Group's cellular revenues are generated primarily from fixed monthly plan charges, usage charges for outgoing calls, revenues from incoming calls and charges for optional value-added services and features. Over the past few years, as the competition for subscribers has increased, tariff rates and monthly charges have been significantly reduced with certain other fees eliminated entirely. Currently, NTT DoCoMo Group's cellular subscribers pay (i) an activation fee of (Yen)3,000, (ii) a fixed monthly plan charge based upon the plan chosen, (iii) usage or per call charges which vary according to distance, duration, day and time of day and the particular plan chosen, and
(iv) additional monthly service fees for miscellaneous value-added services. One of NTT DoCoMo Group's basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, all plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. This prepaid usage will be allocated first to voice minutes and, to the extent that voice minutes do not use up the prepaid usage, it will be credited against i-mode use. Additionally, NTT DoCoMo Group offers various discounts, including family discounts, long-term subscriber discounts and heavy-volume user discounts. The monthly plan charge for NTT DoCoMo Group's basic service is currently (Yen)4,500 (which includes
(Yen)600 of free usage) although NTT DoCoMo Group has a variety of different plans at varying rates. Under NTT DoCoMo Group's basic plan, calls made during the daytime on a weekday within Tokyo are equal to approximately (Yen)30 per minute.

   Spectrum allocation is awarded based on application to the MPHPT, which regulates the use of radio frequencies and the allocation of spectrum in Japan under the Radio Law of Japan (the "Radio Law"). The MPHPT currently allocates 77 MHz for 2G networks. As spectrum capacity is limited, spectrum is a highly valuable resource. NTT DoCoMo Group has been allocated frequency spectrum of 28 MHz. Within NTT DoCoMo Group's allocated spectrum, NTT DoCoMo Group uses approximately 24 MHz for its 800 MHz Personal Digital Cellular, or "PDC," network and 4 MHz for its 1.5 GHz PDC network. In the Tokyo metropolitan area, NTT DoCoMo Group also uses an additional 5 MHz. In fiscal 2002, pursuant to regulations under the Radio Law, NTT DoCoMo Group paid total fees of approximately (Yen)24.0 billion to the Government in the form of spectrum user fees for base stations, handsets and other radio stations.

 (iii) PHS Services

   NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but PHS services cannot be used in fast-moving automobiles or trains.

   NTT DoCoMo Group has been adopting various strategies for PHS in order to improve its performance, including promoting new services for mobile multimedia, such as 64 kilobits per second ("Kbps") transmission services and e-mail. Additionally, during fiscal 2002, NTT DoCoMo Group released various new products including "P-in m@ster", a data card capable of handling both PHS and 9600bps cellular connections. At the same time, NTT DoCoMo Group started "P-p@c", a new tariff discount service for data communications, and increased the availability of content for music/video distribution services on PHS in order to facilitate the use of data services.

   The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its estimated market share:

                                                   As of March 31,
                                          ---------------------------------
                                           1998   1999   2000   2001   2002
                                          -----  -----  -----  -----  -----
    PHS telephone subscribers (thousands) 1,906  1,349  1,441  1,812  1,922
    Estimated market share...............  28.3%  23.3%  25.2%  31.0%  33.7%

  Telegraph Services

   Revenues from telegraph services were 0.6% of operating revenues in fiscal 2002. This service category includes both telegram and telex services. Telegram and telex services are included in NTT Group's regional communications services segment and the long distance communications and international services segment, respectively. Under the Telecom Business Law, NTT East and NTT West have sole responsibility for domestic telegram services. Telegram services continue to decline due to the decrease in the use of telegrams for weddings and condolences. NTT East and NTT West will actively oversee telegraph services and will try to maintain the current number of telegraph services used by providing new products and services to customers. Telex services will be abolished during fiscal 2003 because of the existence of alternative means of communication, such as facsimile, e-mail and ISDN.

   The following table sets forth information regarding the number of telegrams sent:

                                           As of March 31,
                                  ----------------------------------
                                   1998   1999   2000   2001   2002
                                  ------ ------ ------ ------ ------
            Telegrams (thousands) 37,564 36,180 34,078 31,119 28,835

  Leased Circuit Services

   Operating revenues from leased circuit services were 4.5% of operating revenues in fiscal 2002. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services which are included in NTT Group's regional communications services segment and the long distance communications and international services segment.

   ATM Mega Link service adopts the ATM transmission protocol (asynchronous transfer mode protocol), which is different from the conventional transmission protocol (synchronous transfer mode protocol), to meet the needs for high-speed and wide bandwidth transmission. ATM is a high-speed switching technique that uses fixed cells to transmit voice, data and video. Cells are analogous to envelopes that each carries the same number of bits. ATM Share Link service offers very flexible functions for computer communication, and offers the advanced ATM network to business customers at a reasonable price.

   NTT Group provides customized telephone and data transmission services to major corporate customers that include high-speed circuits that are modified to meet the specific needs of the customer. Expanded use of the Internet has led to increased demand for ISPs and prompted increased telecommunications between computers. The number of subscribers to conventional leased circuits of NTT East and NTT West decreased while the number of subscribers for high-speed digital circuits increased, owing to a demand shift to digital access services such as IP-VPN. The number of subscribers for leased circuits of NTT Communications decreased due to a service shift to new and cheap IP-related services. As a result of the increase in corporate use of information networks, demand for high-speed data transmission services has been strong. As of the end of fiscal 2002, the numbers of high-speed digital circuits of NTT East and NTT West were approximately 310 thousand and 261 thousand, respectively, and the numbers of conventional leased circuits of NTT East and NTT West were approximately 342 thousand and 306 thousand, respectively. As of the end of fiscal 2002, the number of high-speed digital circuits of NTT Communications was approximately 48 thousand and the number of conventional leased circuits of NTT Communications was approximately 21 thousand.

   To meet growing demand for low-cost, high-speed transmission, NTT introduced "Digital Access 64" in fiscal 1997, and "Digital Access 128" in fiscal 1998, which reduced prices by simplifying performance functions and offering different levels of maintenance. In fiscal 1999, through the launch of the "Digital Access 1500" service in the short distance area, and the introduction of the "Digital Reach" service in the medium and long distance areas, NTT boosted its competitiveness. Further, to meet specific demands of customers, NTT launched "ATM Share Link," a new ATM-based service which offers minimum communications rates even under the heaviest traffic conditions. This service also enables customers to select different transmission speeds. "ATM Mega Link" service, which was introduced in fiscal 1998 and uses ATM transmission to offer low-cost, high-speed, wide-area communications, became popular with corporations as the telecommunications backbone for their internal networks.

   The following table sets forth information regarding NTT Group's leased circuit services:

                                                 Years ended March 31,
                                           ---------------------------------
                                           1998  1999  2000/(1)/ 2001   2002
                                           ----- ----- --------  ----- ------
  Conventional circuits (thousands):
     NTT..................................   902   822     --       --     --
     NTT East.............................    --    --    448      386    342
     NTT West.............................    --    --    394      344    306
     NTT Communications...................    --    --     35       27     21
  High-speed digital circuits (thousands):
     NTT..................................   169   228     --       --     --
     NTT East.............................    --    --    244      287    310
     NTT West.............................    --    --    205      238    261
     NTT Communications...................    --    --     40       47     48
  ATM Circuit:
     NTT.................................. 1,254 1,509     --       --     --
     NTT East.............................    --    --  3,662    7,754 11,195
     NTT West.............................    --    --  2,218    4,631  7,850
     NTT Communications...................    --    --  1,549    3,236  4,640

--------

(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

  Data Communications Facility Services

   Operating revenues from data communications facility services, which are included in NTT Group's data communications services segment, were 3.3% of operating revenues in fiscal 2002. In these types of services,

NTT Group, through its subsidiary NTT DATA, develops data communications systems for clients and provides facility management and systems maintenance, while retaining ownership of the computer hardware and software. Data communications facility services include "STAR-ACE," a multi-shared banking system for regional financial institutions, Credit and Finance Information System ("CAFIS"), an infrastructure for credit cards and debit cards, and Automatic Answer Network for Electrical Request ("ANSER"). Revenues are generated by monthly user fees which include the management and maintenance of such systems and are paid by clients for the use of such systems.

   NTT DATA is the leading provider of information systems and computer networking in Japan. NTT DATA's business operations are conducted independently of NTT Group's other operations, and transactions with NTT and each of NTT's other subsidiaries are conducted on an arm's-length basis. Although NTT DATA does not manufacture equipment itself, it develops flexible data communications systems tailored to its clients' needs by integrating computer software technology. NTT DATA has developed a broad-based clientele in three sectors: the public administration sector, the financial sector and the industrial sector. Investment in information technology by clients in these sectors is expected to continue.

   NTT DATA listed its shares on the TSE in April 1995, and in connection therewith, issued 20,000 of its shares in a public offering for (Yen)20,800 million. At such time, NTT also sold part of its shares of NTT DATA. In February 1996, NTT DATA issued 33,000 new shares in a global offering for
(Yen)100,650 million. Also in May 1998, NTT DATA raised (Yen)150,370 million in a new issuance of shares in a global offering and increased paid-in capital of the company by (Yen)75,185 million to (Yen)142,520 million. As a result, NTT holds 54.2% of the shares of NTT DATA.

  ISDN Services

   Operating revenues from ISDN services, which are included in NTT Group's regional communications services segment and the long distance communications and international services segment, were 9.6% of operating revenues in fiscal 2002.

   NTT Group's ISDN service is comprised of INS-Net 64 and INS-Net 1500. INS-Net 64 provides two lines of efficient high-quality telecommunications by sending digital signals through existing metal circuits. INS-Net 1500 uses optical fiber cables and can transmit 1536 Kbps. INS-Net 1500 also provides the equivalent of 23 lines at 64 Kbps per line, thereby giving an advantage to corporate users and others requiring the ability to access large amounts of information.

   Sales of ISDN services increased in fiscal 2002 with the number of subscribers rising 6.9% to 10.3 million over the previous fiscal year. However, ISDN services experienced a decline towards the end of fiscal 2002 because of the shift of demand from ISDN services to telephone subscriber services as a result of the proliferation of fixed telecommunications fees for internet services such as ADSL.

   The following table sets forth information regarding NTT's ISDN subscribers:

                                                As of March 31,
                                         ------------------------------
                                         1998  1999  2000  2001   2002
                                         ----- ----- ----- ----- ------
        INS-Net 64 (thousands).......... 2,286 3,955 6,598 9,562 10,224
           INS-Net 64 Light (thousands).    86   242   486   812    973
        INS-Net 1500 (thousands)........    34    48    82   126     93

   For a discussion of ISDN traffic, see "--Telephone Services--Telephone Subscriber Services."

  Sale of Telecommunications Equipment

   Operating revenues from the sale of telecommunications equipment were 11.9% of operating revenues in fiscal 2002. The sale of telecommunications equipment is included in each of NTT Group's regional communications services segment, long distance communications and international services segment, wireless segment and other services segments. Recently, sales of fixed telephone equipment suffered as a result of, among other factors, a decline in sale prices caused by the sluggish economic conditions and increased competition in the telecommunications equipment market. Due to demand for cellular telephones, the Japanese mobile communications market showed expansion during the fiscal year. However, sales of cellular telephone terminals decreased 2.8% and sales of PHS terminals decreased 6.4% from the previous fiscal year.

  Other Services

   Revenues from other services were 19.2% of operating revenues in fiscal 2002. The other services category consists of certain regional communications services segment businesses, including "FLET'S ISDN," a flat-rate internet access service using ISDN circuits, "FLET'S ADSL," a service using ADSL technology, and other related services; certain long distance communications and international services segment businesses, including digital data exchange, facsimile network ("F-Net"), OCN services, and other related services; certain wireless services segment businesses, including i-mode, pocket pager and other related services; certain data communications services segment businesses, including system development services; and certain other services segment businesses.

   In December 1996, NTT launched OCN services to respond to the expansion of computer communications such as the Internet and LAN-to-LAN connections. OCN is based on an IP network which is completely different from the traditional telephone network and is constructed by using routers and a high-speed transmission network. OCN services are based on flat rate systems and not on distance or duration of communications. These systems facilitate inexpensive connections to the Internet and other networks.

   During fiscal 2002, NTT Communications developed an improved line-up of OCN services. In connection with the launch of B-FLET'S, NTT Communications began to offer "OCN Voice Mode" services that can integrate voice and data communications. NTT Communications also launched "Super OCN DSL Access" services targeted at the corporate market to provide high-quality, low-cost broadband access. NTT Communications also boosted competitiveness by offering less expensive rates. OCN service subscribers totaled more than 3 million at the end of fiscal 2002.

   NTT introduced "Super Relay FR," a high-speed, large capacity frame relay service in November 1994. The frame relay, a data-exchange method, is simpler than a conventional packet exchange. NTT enhanced its "Super Relay FR" frame relay services with high-speed, high-volume data transmission to operate local area networks, or LANs, and other systems with the addition of a flat monthly rate service for customers. In fiscal 2002, frame relay subscribers decreased slightly to approximately 93,000.

   In response to Internet user demand, NTT East and NTT West began offering an IP connection service on a trial basis through the NTT East and NTT West regional IP networks in certain areas of Tokyo and Osaka in November 1999. In July 2000, NTT East and NTT West started to offer IP connection service formally under the name of "FLET'S ISDN," and have expanded service areas in line with demand trends. The number of FLET'S ISDN subscribers grew to approximately 1,304,000 as of March 31, 2002, an increase of approximately 583,000 from the previous year.

   In December 1999, NTT East and NTT West launched on a trial basis a high-speed and low-cost Internet access service known as the "ADSL Internet Access Service," a flat-rate access service based on ADSL technology. In December 2000, NTT East and NTT West started full scale provision of this service together with FLET'S ADSL, a service that passes IP data through regional IP networks. During fiscal 2002, NTT East and NTT West have lowered their charges for FLET'S ADSL in order to respond effectively to Internet-access needs generated by the rapid shift to broadband and continued price cutting. FLET'S ADSL subscribers grew to approximately 968,000 as of March 31, 2002, an increase of approximately 941,000 from the previous year.

   Beginning in December 2000, NTT East and NTT West began offering a trial fiber-optic IP connection service, consisting of a high-speed, flat-rate Internet access service via the subscriber fiber-optics circuit. In August 2001, NTT East and NTT West launched a full scale service for B-FLET'S after making a substantial rate cut and expanding the service menu, and have since also expanded the service areas. NTT East and NTT West are striving to stimulate demand by offering a full lineup of broadband access from metal to optical line services. At the end of fiscal 2002, the number of B-FLET'S subscribers reached approximately 18,000.

   In June 2001, NTT East and NTT West began offering "L-Mode" service to expand the current range of Internet users. L-Mode offers simple and inexpensive access to Internet-based information searches and the exchange of e-mail using household telephones. By the end of fiscal 2001, the number of L-Mode subscribers reached approximately 108,000.

   In February 1999, NTT DoCoMo Group introduced its i-mode service. i-mode services are wireless Internet access services based on a data communications system that organizes data into bundles called packets prior to transmission. NTT DoCoMo Group's i-mode handsets allow subscribers to send and receive data through its i-mode server to the Internet while also providing users with the full range of cellular voice services. The number of i-mode subscribers grew to
32.2 million as of March 31, 2002, an increase of 10.5 million from the previous year. This increase was mainly due to continuous efforts to provide better content, introduce a variety of handsets with color displays and introduce the "i-appli" service, which enables the downloading of software applications written in JAVA(TM) (an object-oriented computer language for use on the Internet developed by Sun Microsystems, Inc.). Almost all cellular handsets currently sold by NTT DoCoMo are i-mode compatible, thus allowing its customers to choose whether or not to subscribe to i-mode service for an additional monthly fee of (Yen)300, plus usage charges. The number of i-mode content providers has rapidly increased: as of March 31, 2002 there were approximately 3,000 NTT DoCoMo i-mode menu sites and over 54,000 voluntary web sites providing mobile online services, such as banking, news, games and more.

   3G services are NTT DoCoMo Group's third generation of wireless voice and data transmission services. 3G services use advanced technology which allows NTT DoCoMo Group to offer faster and higher quality services to its users. NTT DoCoMo Group began offering 3G services on an introductory basis in May 2001 and on a fully commercial basis in October 2001. These 3G services are being marketed under the name FOMA. The introductory service area was confined to Tokyo's 23 wards and limited areas in Yokohama and Kawasaki. Commercial service was launched in the Tokyo metropolitan area, including Yokohama and Kawasaki, in an area within approximately a 30-km radius of central Tokyo. Furthermore, NTT DoCoMo Group's 3G service was expanded to a broader part of the Tokyo metropolitan area (Tokyo and certain surrounding areas), as well as Osaka, Nagoya, Kyoto and Kobe, and to other major cities in Japan in December 2001, and other major cities in Japan, such as Sapporo, Sendai, Kanazawa, Hiroshima, Takamatsu and Fukuoka, in April 2002. NTT DoCoMo Group's basic strategy is to expand the 3G services it offers while at the same time expanding its geographic reach. NTT Group believes that NTT DoCoMo Group's 3G services are well-suited for high-end and business users. One of the primary advantages of NTT DoCoMo Group's 3G services is the increased quality and speed at which services are available. Additionally, these new services offer the ability to simultaneously handle both voice communications and data packet transmissions so that subscribers can continue talking while sending and receiving data. 3G services that NTT DoCoMo Group currently offer include videophone, e-mail, high-speed Internet connection services, 3G i-mode services and mobile computing and various information based services. In November 2001, NTT DoCoMo Group launched its "i-motion" service which allows users to obtain video-content at speeds up to 384 Kbps.

   The charge for 3G voice services is similar to the charge for NTT DoCoMo Group's cellular voice services (from (Yen)13.0 per 30 seconds in the case of NTT DoCoMo Group's mid-range billing plan entitled "FOMA Plan 67"). Charges for 64 Kbps circuit switched data services, such as for videophone services, are approximately 1.8 times that of standard voice tariffs. The fee structure for packet communication services is based on the volume of data transmitted and varies between (Yen)0.02 per packet to (Yen)0.2 per packet, depending on the plan to which the user subscribes. Revenues generated through FOMA services are reported under telephone services and other services.

   The number of pocket pager subscribers decreased 24.7% as users shifted to cellular telephones and PHS.

   Systems development services provide for the development, delivery and sale of data communications systems. Sales of ready-made or "packaged" data communications systems are also included in this category. During fiscal 2002, NTT Group continued to provide high-quality services to its existing users, undertook system renovations and actively expanded system functions.

Capital Investments

   NTT Group's capital investments for the preceding three fiscal years are shown in the table below:

                                                                               Years ended March 31,
                                                                   ----------------------------------------------
                                                                      2000       2001       2002        2002
                                                                   ---------- ---------- ---------- -------------
                                                                          (billions of yen)         (millions of
                                                                                                    U.S. dollars)
Expansion and improvement of services:
   Fixed-line telephone........................................... (Yen)  931 (Yen)  776 (Yen)  631    $ 4,742
   Mobile.........................................................        561        679        698      5,248
   ISDN...........................................................        198        248         46        348
   Leased circuit.................................................        103         82        121        913
   Data communications facility...................................        177        124        140      1,051
Research and development..........................................        103        100        125        936
Construction, improvement and renovation of office buildings, etc.        656        657        531      3,995
                                                                   ---------- ---------- ----------    -------
   Total.......................................................... (Yen)2,729 (Yen)2,666 (Yen)2,292    $17,233
                                                                   ========== ========== ==========    =======

   NTT Group has shifted its capital investment from planned telecommunications infrastructure development to a strategy of investing in services according to demand.

   In the regional communications businesses, NTT Group has implemented fixed-price IP connection plans including B-FLET'S and FLET'S ADSL and has also expanded coverage areas for such services. On the other hand, demand for ISDN has begun to decrease through a rapid expansion of broadband communication. In addition, NTT Group used its existing equipment effectively, and increased efficiencies in this equipment through cost reductions. While NTT Group has significantly increased investments in optical access networks, NTT East and NTT West will generally halt all new investments in fixed-line telephone networks and fixed-line telephone operating systems. As a result of these efforts, total capital investment levels should decrease and remain at roughly one-half of peak levels.

   In the area of long distance communications and international services, NTT Group has made investments in plant and equipment with priority given to OCN, international communication infrastructure (i.e., submarine fiber optic cables), digital television relay circuits and content distribution platforms.

   In the wireless telecommunications area, NTT Group has been engaged in various initiatives to respond to the increased demand for a more reliable wireless telecommunications network, and to launch new services such as FOMA. NTT DoCoMo Group's capital investments in fiscal 2002 related primarily to strengthening the existing cellular network, improving and upgrading information technology systems, continued development of advanced technologies and continued development and construction of NTT DoCoMo Group's 3G network.

   The amount of digital equipment used for telecommunications services was
(Yen)9,815 billion, (Yen)9,297 billion and (Yen)8,796 billion as of the end of fiscal 2002, 2001 and 2000, respectively, and the amount invested in fiber optic cables used for telecommunications service lines was (Yen)1,280 billion,
(Yen)1,222 billion and (Yen)1,179 billion as of the end of fiscal 2002, 2001 and 2000, respectively.

   Capital investments in fiscal 2003 will focus on the expansion of IP related services and mobile multimedia services to parallel increased demand for the Internet. Since investment in fixed-line telephone services is projected to decrease in fiscal 2003, NTT Group expects total capital investments to decline in fiscal 2003.

   Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2002 were (Yen)2,292 billion compared with (Yen)2,666 billion in fiscal 2001, reflecting, primarily, a decrease in investments for fixed-line telephone services. Investments consisted principally of opticalization of access networks and the expansion and upgrading of IP services such as ADSL or OCN, and mobile communications including i-mode and the 3G system.

Reorganization

   On July 1, 1999, certain of NTT's business activities were transferred to NTT's wholly-owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law enacted in June 1997, NTT is required to hold all the shares of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, other network services and data transmission services such as frame relay and OCN throughout Japan and commenced offering international telecommunications services on October 1, 1999. In May 2001, NTT Communications also began to offer intra-city telecommunications service in Tokyo, Osaka and Nagoya.

   After the transfer of certain business activities, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues consist of three categories. NTT receives:

   (i) dividends from its subsidiaries;

  (ii) payments for providing management services through contracts with its subsidiaries; and

 (iii) payments for its fundamental R&D activities through contracts with each of its subsidiaries which use the results of the R&D activities.

   NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, for setting financial targets and for basic R&D for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DoCoMo, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is required to discuss with, or report to, NTT on certain fundamental business decisions such as matters that are required to be voted on at shareholders meetings, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of business plans.

Other Subsidiaries and Affiliated Companies

   NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as separate companies, to take more responsibility for the profit and loss of their operations and have a stronger incentive to boost revenues and cut costs compared to when they were divisions of NTT. At March 31, 2002, NTT had 511 subsidiaries and affiliated companies.

   One subsidiary created to take over certain of NTT's functions in order to improve efficiency and promote cost savings is NTT COMWARE CORPORATION ("NTT Comware") (originally named NTT Communicationware Corporation). NTT Comware, established as a wholly-owned subsidiary of NTT in April 1997, provides telecommunications related services, such as the development, production, operation and maintenance of systems, software and related equipment, to NTT Group and other telecommunications operators. NTT Comware commenced services in September 1997, and had approximately 8,600 employees and paid-in capital of
(Yen)20 billion as of March 31, 2002.

   As part of these initiatives, NTT Group announced its "NTT Group Three-Year Business Plan" (fiscal 2002-fiscal 2004) on April 16, 2001. The main elements are as follows:

   (i) limiting the basic functions of NTT East and NTT West to strategic planning, plant planning, development of new services and corporate marketing. Other functions such as order processing, maintenance and operations and repairs will be outsourced to NTT Group's subsidiaries to be located throughout Japan and will cover single or multiple prefectures;

  (ii) care will be taken to reduce personnel costs through the diversification of the employment and benefits system, including new retirement and re-employment packages responsive to diverse employee needs and lifestyles; and

 (iii) the allocation of personnel from NTT East and NTT West to other companies in NTT Group will be expanded.

   In May 2002, NTT established approximately 100 outsourcing subsidiaries of NTT East and NTT West. These companies specialize in the management and marketing of network resources, installation and maintenance of facilities and equipment, and administration of personnel and accounting functions. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies.

   While maintaining close ties to those affiliated outsourcing companies and striving to provide reliable and high quality services, including universal services, NTT East and NTT West are also attempting to reduce personnel costs through a system by which certain employees over 51 years of age will retire from NTT East and NTT West. These employees will be rehired by the outsourcing companies with reduced salaries of up to 30%. While capitalizing on their individual areas of expertise (i.e., maintenance, marketing, personnel and accounting), these outsourcing companies will take advantage of wage levels that are lowered to regional and industry standards. The companies will also be able to take advantage of being located throughout Japan to respond to the IT-related needs of local governments, corporate customers and citizens that have arisen with the advancement of broadband. The outsourcing companies will engage in the development of new businesses in the following fields:

   (i) Companies in the facilities and equipment fields: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.).

  (ii) Companies in the marketing fields: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; design and operation of websites.

 (iii) Companies in the administrative field: outsourcing services for payroll function, settlement, etc.

   The outsourcing companies will aggressively pursue orders from both within and outside the NTT Group to offset the costs of the functions given to them.

   As announced on April 19, 2002 in the new "NTT Group Three-Year Business Plan," other Type III companies (i.e., management resource utilization companies) and Type IV companies (i.e., companies entering new business areas) will actively engage in the expansion of new business areas by utilizing technological expertise accumulated in the information communications field and other such fields.

   NTT Comware, NTT Software Corporation ("NTT Software") and other software-related companies will continue to enhance their business consulting capabilities in the information communications field and in systems development, operations and maintenance while drawing on the expert technologies they have accumulated. These companies intend to go beyond the scope of conventional system integration businesses in order to establish positions in outsourcing markets where they will provide total support for the IT needs of corporate customers with a focus on software capabilities, including application service providers ("ASPs") and data centers. They will also pursue alliances with customer companies to create new IT businesses and will use these alliances as leverage in actively developing the overall markets.

   NTT Facilities, Inc. ("NTT Facilities") will use its expertise in the electric power and construction sectors to actively develop environmental and energy-related businesses. In addition, in connection with the liberalization of the electric power markets, ENNET Corporation, an affiliate of NTT Facilities, will expand its retail power businesses.

Competition

   The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including in the regional, long distance and wireless markets.

   The Telecom Business Law authorizes the Minister of PHPT to regulate two types of companies: Type I Carriers, such as NTT East, NTT West, NTT Communications and NTT DoCoMo, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. For example, Type II Carriers provide enhanced or VAN services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2002, there were 384 Type I Carriers and 10,137 Type II Carriers. NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. Certain of NTT's other subsidiaries are General Type II Carriers and Special Type II Carriers. "Special Type II Carriers" provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communications services to the public through interconnections of public switched networks and leased circuits at each end. "General Type II Carriers" provide services other than Type I and Special Type II Carriers services.

   Certain competing NCCs have established microwave digital communications networks for their long-distance services. Other NCCs have access to nationwide rights-of-way along railways and utility lines and highways, which they have used to establish their own optical fiber digital networks. In the fall of 1987, several long-distance NCCs began offering telephone services to business and residential customers in the Tokyo-Nagoya-Osaka corridor, where most of the nation's large corporations have their head offices. These carriers have expanded their services to all prefectures and metropolitan areas in Japan. In fiscal 2001, NTT Group's market share of telephone subscribers and ISDN services in inter-prefecture calls between all prefectures in Japan dropped from 55% to 54% based on the number of calls. NTT Communications' major competitors in the long-distance market are JT and KDDI. In addition to long-distance services, NCCs provide their customers with basic telephone, cellular telephone, PHS, leased circuit, digital data exchange and pocket pager services. The offerings of telecommunications services by NCCs are in various stages of development, with several large NCCs completing their networks and some only recently introducing their network services.

   NTT Group has had one principal competitor for local services in the Tokyo metropolitan area, Tokyo Telecommunications Network, or "TTNet," and one principal competitor in the Kyushu area of Japan, Kyushu Telecommunications Network, or "QTNet," which entered the local telephone market on April 1, 1999. In May 2001, JT and KDDI and other carriers entered the intra-city market.

   With the introduction MYLINE service in May 2001, telephone and ISDN subscribers have been able to select a telecommunications company without dialing prefixes by registering with that service company.

MYLINE service makes it easier for telephone subscribers to use a competing company, which allows for increased competition from other companies. With the introduction of MYLINE services, established telecommunications businesses, including NTT Group, began lowering rates as competition became more intense. As of June 2002, NTT Group's telephone rates were roughly the same as the rates of NTT Group's primary competitors, KDDI and JT. Further price competition would negatively impact the revenues of NTT Group. Also with the introduction of MYLINE services, new telecommunications businesses offering low rates have entered the market. These businesses have taken away some of the market share, and it is possible that they will take away more. As of March 2002, NTT Group's market share of MYLINE services for NTT East and NTT West combined are 73% for intra-city calls and 66% for intra-prefecture calls and for NTT Communications are 57% for inter-prefecture calls.

   While the use of IP phones has recently increased, NTT Group believes that the price competition from IP phones would not be very significant were it to cut the costs of fixed telephone circuits.

   Competition in the Internet market in connection with the shift in demand for broadband communications services has become much fiercer as various carriers entered the rapidly expanding market for ADSL and other broadband services. While the Internet access market is expected to continue to grow, NTT Group now faces competition from Yahoo Japan Corp. and other companies in ADSL services and from companies such as Usen Broadnetworks Corp. in optical access services. NTT expects new providers to launch optical access services. In addition, NTT may be subject to new competition from telecommunications firms affiliated with power companies, including Tokyo Electric Power Co., a parent company of TTNet, which is said to have plans to integrate its business with Poweredcom Inc., a long-distance data transmission firm funded by 10 power companies and other partners, as early as the spring of 2003.

   On October 1, 2000, DDI, KDD and IDO merged to become KDDI. By offering integrated wireless, and regional, long distance and international telecommunications services on a large scale, the new company may be in a position to compete more effectively with NTT Group.

   There are three cellular operators in Japan: NTT DoCoMo Group, the KDDI group and J-Phone (which previously provided its services as the J-Phone group and integrated its services by merging its group companies in November 2001). As of March 31, 2002, NTT DoCoMo Group had a market share of 59.0%, the KDDI group (including the Tu-ka Group) had a market share of 23.3% and J-Phone had a market share of 17.7%. These three cellular operators have all received permission and licenses from the government for the establishment of 3G services in Japan.

   The competitors of i-mode are EzWeb provided by the KDDI group and J-Sky provided by J-Phone. As with i-mode, KDDI's EzWeb and J-Phone's J-Sky service allow their users to connect to the Internet, send color images and also utilize navigation programs. We expect that competition in this area will continue to increase.

   3G competition is increasingly becoming more pronounced with other service providers beginning to offer 3G services. The KDDI group launched its 3G services on 800MHz through cdma2000 lx in major cities in Japan in April 2002. At present, its 3G service area is larger than NTT's DoCoMo's, however their transmission speeds are lower than NTT DoCoMo's and they do not offer television phone services at this time. As of May 2002, KDDI had approximately 700,000 cdma2000 lx subscribers, J-Phone was planning to offer 3G trial services starting in June 2002 based on the same standard W-CDMA (DS-CDMA) as NTT DoCoMo's, and may begin commercial 3G service in December 2002.

   The PHS market is highly competitive. NTT DoCoMo Group's two main competitors are DDI Pocket and ASTEL. DDI Pocket remains the leader among the three PHS operators with approximately 51.6% of the market share of PHS subscribers as of March 31, 2002. NTT DoCoMo Group is second with approximately a 33.7% market share and ASTEL has approximately a 14.6% market share. With the decrease in handset prices and tariffs of cellular services, PHS operators also face increasing competition from cellular operators.

   Competing Type II Carriers offer a wide range of services, including VAN, data processing and other services. Parent companies of many of these Type II Carriers include banks, trading companies, retailers, transportation companies and domestic and foreign computer and telecommunications equipment manufacturers.

   In recent years, the distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each other's markets through mergers and alliances. The interconnection with other operators, previously connected only through NTT's zone centers, was realized in 1996 through NTT Group's GCs. TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time. CATV operators also provide telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators stepped up their activities in the Japanese market by obtaining necessary licenses and making other preparations.

   NTT Group believes that these developments are causing services to become more diversified and less expensive. As the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications.

   For a discussion of the market shares of NTT Group's major services, see "--Principal Business Activities."

Regulation

  General

   The MPHPT is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo Group companies together with other Type I Carriers (companies which provide telecommunications services through their own network facilities) are regulated by the Minister of PHPT under the Telecom Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

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

  The NTT Law

   The NTT Law, amended in June 1997, provides that the purpose of NTT is to hold (i) all the shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and
(iii) as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more, and restricts foreign ownership to less than one-third, of the total number of issued Shares. See "Item 10--Additional Information--Restrictions on Foreign Ownership." The NTT Law also requires approval of the Minister of PHPT with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister of PHPT prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the Minister of PHPT to offer regional telecommunications services outside their service areas. In addition, NTT, NTT East and NTT

West need the Minister of PHPT's approval to: issue new Shares or debentures coupled with rights to acquire new Shares, subject to certain exceptions created by the New Law; change the articles of incorporation; and amalgamate or dissolve each company. Approval of the Minister of PHPT is required for the disposition of profits of NTT. NTT East and NTT West need the Minister of PHPT's approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are required to submit balance sheets, profit and loss accounts and business reports to the Minister of PHPT within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister of PHPT may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

   The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this report:

                                                                                     NTT East
                                                       NTT                           NTT West
                                                (Holding Company)              (Regional Companies)
                                        --------------------------------- ------------------------------
Obligatory Share-holding by the
  Government........................... One-third or more                 NTT must own 100%
Issuance of new Shares................. Minister of PHPT approval/(1)(2)/ Minister of PHPT approval
Foreign ownership of Shares............ Less than one-third               NTT must own 100%
Appointment of directors and corporate
  auditors............................. Minister of PHPT approval         Unregulated
Change of the articles of incorporation Minister of PHPT approval/(3)/    Minister of PHPT approval
Disposition of profits................. Minister of PHPT approval/(1)/    Unregulated
Business operating plan................ Minister of PHPT approval/(1)/    Minister of PHPT approval/(1)/

--------
(1) Subject to consultation with the Minister of Finance.
(2) Subject to certain exceptions created by the New Law.
(3) Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

  The Telecom Business Law

   The Telecom Business Law authorizes the Minister of PHPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers, such as ISPs who provide telecommunications services to customers using the circuit facilities of Type I Carriers. Type II Carriers are subdivided into "Special Type II Carriers" that provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communications services to the public through interconnections of public switched networks and leased circuits at each end and "General Type II Carriers" that provide other services. Type I Carriers may also offer the same services provided by Type II Carriers. As of March 31, 2002, there were 384 Type I Carriers and 10,137 Type II Carriers.

   NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. NTT Communications and NTT DoCoMo Group companies are Type I Carriers, and certain of NTT Group's other subsidiaries are General and Special Type II Carriers.

   In accordance with agreements reached in February 1997 on basic telecommunications services negotiations under the auspices of the World Trade Organization, the Telecom Business Law was revised in June 1997. The Telecom Business Law was revised in part to remove the requirement that in connection with granting permission to an applicant to operate a Type I Carrier, the Minister of PT (currently the Minister of PHPT) must determine that the telecommunications business to be provided by such applicant is appropriate in view of the demand for such business within the relevant area and that the commencement of such business will not result in an oversupply of telecommunications lines in the relevant area. Restrictions on the proportion of total voting shares held by foreign nationals, which had been limited to one-third for Type I Carriers, were eliminated effective in February 1998 with the exception of NTT and KDD (the restriction on foreign ownership of KDD was abolished on July 30, 1998). Prior to the implementation of the law amending the Telecom Business Law and other laws on November 30, 2001, the foreign ownership of NTT Shares was limited to one-fifth. See "Item 10--Additional Information--Restrictions on Foreign Ownership."

   The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                                       Type I Carriers                    Type II Carriers
                                 ---------------------------- ------------------------------------------
                                                                 Special Type II       General Type II
                                                              ---------------------  -------------------
Government Regulation:
a. Start-up of Services          Permission from the          Registration with      Notification to the
                                 Minister of PHPT required    the Minister of        Minister of PHPT
                                                              PHPT required          required

b. Rates and Charges             Notification to the Minister Notification to        Unregulated
                                 of PHPT required/(1)/        the Minister of PHPT
                                                              required

c. Articles of Agreement         . Approval from the          Notification to        Unregulated
                                   Minister of PHPT           the Minister of PHPT
                                   required for services      required
                                   related to Category I-
                                   designated facilities
                                 . Notification to the
                                   Minister of PHPT
                                   required for other
                                   services

d. Articles of Interconnection   . Approval from the          Notification of        Unregulated
   Agreement                       Minister of PHPT           agreements to the
                                   required (as to            Minister of PHPT
                                   Category I-designated      required
                                   facilities)
                                 . Notification to the
                                   Minister of PHPT
                                   required (as to
                                   Category II-designated
                                   facilities)

e. Interconnection Agreements    . Notification to the        Notification to        Unregulated
                                   Minister of PHPT           the Minister of PHPT
                                   required/(2)/              required

f. Foreign Capital Participation Unregulated/(2)/             Unregulated            Unregulated

--------
(1) Type I Carriers having Category I-designated facilities (i.e., regional fixed systems) as opposed to Category II-designated facilities (i.e., mobile systems) are subject to price cap regulations, under which they must obtain approval from the Minister of PHPT if a proposed change exceeds the price cap.
(2) Except in the case of NTT where foreign participation is limited to no greater than one-third.

  The Law Amending the Telecom Business Law and other Laws

   The Law Amending the Telecom Business Law and other laws (the "New Law") was passed by the Japanese Diet on June 15, 2001 and implemented on November 30, 2001.

   A summary of the New Law follows:

   (i) Purpose

      The New Law aims to promote fair competition in the telecommunications industry, including facilitation of the regulations for promoting market competition (referred to as the "Asymmetric Regulations"), facilitation of the wholesale telecommunications services system, establishment of a telecommunications business dispute resolution panel, and facilitation of the system to provide universal service. The New Law also allows NTT East and NTT West to operate additional lines of businesses with the approval of the Minister of PHPT.

   (ii) Components of the New Law

   (a) Facilitation of the Asymmetric Regulations

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

   (b) Facilitation of a Wholesale Telecommunications Services System

      In order to give telecommunications operators more flexibility in constructing networks, the New Law provides measures for strengthening the system for providing telecommunications services exclusively to telecommunications businesses of telecommunications operators (wholesale telecommunications services), separate from the providing of telecommunications services to general users.

   (c) Establishment of a Telecommunications Business Dispute Resolution Panel

      In order to speedily and efficiently resolve disputes between telecommunications operators relating to such matters as interconnection of telecommunications facilities, the New Law provides measures for the establishment of a telecommunications business dispute resolution panel in the MPHPT (such as a deliberations council based on Article 8 of the National Government Organization Law); this panel is to be organizationally independent of the MPHPT's authorization divisions.

   (d) Facilitation of the System for Ensuring Universal Service

      In order to ensure that universal service (basic telecommunications service) is provided, the New Law provides measures for establishing a system whereby telecommunications business operators bear a portion of the costs for providing such services.

   (e) Expansion of the Scope of Business for the Regional Companies

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

   (f) Other Measures

      The New Law provides measures for facilitating the construction of lines. The law also amends the NTT Law by providing for: relaxed restrictions limiting foreign ownership of NTT shares from one-fifth of the total to one-third; a special exemption for new issues of NTT shares (for the time being, until the number of new issued shares reaches the number stipulated by ordinance of the MPHPT, which for fiscal 2003 is 3.28 million Shares, NTT will be permitted to issue new stock without having to receive approval from the

   Minister of PHPT, provided that it files a report of such issue); abolition of the approval requirement relating to disposition of NTT Communications shares owned by NTT; and facilitation of other provisions.

   The New Law became effective on November 30, 2001, except as to certain provisions relating to universal service which were implemented on June 20, 2002. Those provisions relating to the establishment of a telecommunications business dispute resolution panel having the approval of both houses of the Japanese Diet were implemented on June 22, 2001.

  Rates

   Historically, Type I Carriers established their rates in conformity with guidelines established by the advisory committee to the Minister of PT (currently the Minister of PHPT). Basically, these guidelines provided for the establishment of rates that would be reasonable for the society as a whole and that would produce estimated revenues in an amount equal to the "total cost" of each of the telecommunications services offered by each Type I Carrier. In May 1995, the Telecom Business Law was revised to provide that Type I Carriers need not obtain approval from the Minister of PT but need only notify the Minister of PT of changes in their rates if such rates fall within the categories of rates designated in ordinances issued by the Minister of PT as those which would have relatively less impact on users' interests if they were to be changed. The revised law became effective in October 1995. In December 1996, further revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from the Minister of PT but need only notify the Minister of PT of their mobile telecommunications rates for such services as cellular telephones, PHS and pocket pagers.

   In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Under the revised Law, Type I Carriers need not obtain approval from the Minister of PHPT but only notify the Minister of PHPT of their rates except in the case of certain services to be provided by Type I Carriers with "designated telecommunications facilities."

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

   On June 28, 2002, the Minister of PHPT notified NTT East and NTT West of such index for the one-year period commencing on October 1, 2002. The index for telephone subscriber services, ISDN services and other services was set at 92.7, and the index for leased circuit services was set at 92.2, with a base index of 100.0 being the prices of these services as of April 2000.

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

  Interconnection

   Under the Telecom Business Law, NTT East and NTT West, as Type I Carriers, having Type I "designated telecommunications facilities," establish their connection rates and conditions for interconnection in their articles of agreement, a fixed form of contract, entered into with other carriers; provided that such rates are deemed to be fair and proper in light of costs computed according to a method stipulated by the MPHPT and approved by the Minister of PHPT.

   In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce a LRIC Methodology for the calculation of interconnection rates. As a result, a LRIC Methodology has become the official policy in Japan.

   In May 2000, a technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications ("MPT"), and then reviewed and accepted by the Telecommunications Council. The 2001 amendment to the Telecom Business Law stipulated the adoption of a LRIC Methodology based on the conclusions of this technical model for LRIC Methodology.

   In the U.S.-Japan discussions on deregulation held in July 2000, the Japanese and U.S. governments agreed that interconnection rates would be reduced in the three years ending fiscal 2003. The reductions would be retroactive to the beginning of fiscal 2001. The changes would include the reduction of GC connection charges by 22.5%.

   As a result of these discussions, in December 2000, NTT East and NTT West applied for approval of the reduction of interconnection rates for the three years ending fiscal 2003. In February 2001, they received required approvals from the Minister of PHPT.

   Also, based on agreements between the Japanese and U.S. governments, a MPHPT study group considered a revised LRIC Methodology model. This model was made public in March 2002. Based on this LRIC Methodology model, the Council is currently studying how interconnection rates should be treated. The Government of Japan has indicated that it expects to discuss with the U.S. Government no later than October 2002 whether the revised LRIC Methodology model should be applied. During 2002, the governments have also indicated that they expect to agree on the rates for fiscal 2003.

Other Regulatory Developments

   The following events represent other major recent regulatory developments in the telecommunications field.

   In November 2001, the MPHPT and the Fair Trade Commission formulated guidelines entitled "Guidelines for Promotion of Competition in the Telecommunications Business Field" (the "Guidelines") for the purpose of increasing predictability in business. The Guidelines serve both to set forth business conduct of telecommunications carriers outlined in the Asymmetric Regulations introduced by the amendment to the Telecom Business Law. The Guidelines also identify acts of telecommunication carriers that require rectification as they violate business improvement orders of the Telecom Business Law. The Asymmetric Regulations were introduced to specify controlling telecommunications carriers that are assumed to have market power, such as NTT, and to prohibit certain practices of these carriers, such as giving preferential treatment to certain non-controlling telecommunications carriers while discriminating against others. The Guidelines are to be revised from time to time if required.

   In 2001, the Telecom Business Law and certain other telecommunications laws were amended. Additionally, other changes in the regulatory environment were recommended by governmental bodies.

Specifically, the Regulatory Reform Committee and the IT Strategy Headquarters made proposals relating to telecommunications systems reform. These proposals included changing NTT's management structure as part of comprehensive changes to Japan's telecommunications systems in order to promote an IT revolution in Japan and competition in the IT industry.

   In March 2001, both the "Three-Year Program for Promoting Regulatory Reform" announced by the Government and "e-Japan priority policy program" announced by the IT Strategy Headquarters, stated that the Government of Japan expects NTT to establish a voluntary action plan for promoting competition, including:

   (i) further rationalization of NTT East's and NTT West's operation;

  (ii) further opening of NTT Group's regional network; and

 (iii) promotion of competition within NTT Group by decreasing NTT's ownership percentage in NTT DoCoMo and NTT Communications.

   In October 2001, to respond to the above requests by the Government, NTT, NTT East and NTT West announced "NTT's Strategy concerning Current Management Issues" which included the following statements:

   (i) NTT Group plans significant structural reforms aimed at rapidly improving the deteriorating financial conditions of NTT East and NTT West by adopting a fundamental outsourcing strategy.

  (ii) NTT Group's network is as open as those in any other major country.

 (iii) NTT Group management will separate each of NTT Group's businesses (1) in the fields where new markets need to be developed, such as in Internet related businesses, so that each company is free to decide its own business strategy whiletaking advantage of its own strengths, even if this involves competition among NTT Group companies; and (2) in the remaining fields, on the principle that NTT Group operations are carried out without the duplication of resources.

  (iv) Decisions relating to NTT's ownership percentage of NTT Communications and NTT DoCoMo will continue to be considered from the standpoint of maximizing shareholders' profits.

In response to the announcement of the above strategy, the MPHPT requested that NTT promptly commence the implementation of this plan.

   The Government of Japan revised the "Three-Year Program for Promoting Regulatory Reform" on March 29, 2002 and the "e-Japan priority policy program" on June 18, 2002. The revised programs do not significantly differ from the original programs. Both programs will continue to be revised annually.

   In addition, the MPHPT is currently considering rules that could require NTT DoCoMo to open its i-mode service to all content providers and ISPs in an effort to make the related software available to more users and also to promote the use of mobile Internet services. These proposed rules could take effect as early as fiscal 2003. Under the proposed rule, NTT DoCoMo (i) would be required to treat all voluntary websites the same as it treats its i-mode portal menu websites, (ii) would not be able to set fees based on website content, (iii) would be required to make access to the i-mode telecommunications network through rival ISPs as easy as it is to access the i-mode telecommunications network through i-mode services and (iv) may be prevented from pre-setting i-mode service on cellular phone handsets.

   In June 2002, while taking into account recent changes in the telecommunications market environment, including developments in IP, the Council recommended in a draft of its final report drastic deregulation measures, including abolishing the current classifications of telecommunications carriers based on each carrier's possession of certain telecommunications lines (i.e., Type I Carriers / Type II Carriers) in order to further deregulate the barriers to market access. It is understood that the current regulatory framework will be soon revised based on this final report, possibly at the next ordinary meeting of the Diet in 2003.

Global Businesses

   In September 1997, NTT Group commenced the offering of international telecommunications services, which were limited initially to data communications services provided to multinational corporations. NTT Group began offering global end-to-end telecommunications services, including voice services, on a full scale basis on October 1, 1999. These services are provided by NTT's subsidiary, NTT Communications. NTT Group is conducting its global telecommunications activities under the name "Arcstar." As of March 31, 2002, NTT Group's Arcstar-brand global communications services were provided in over 50 cities worldwide.

   In September 2000, NTT Communications acquired Verio, a U.S. Internet solutions provider. Verio and other foreign strategic partners are now playing a central role in NTT Communications' efforts to develop its own global IP network, which NTT plans will offer broadband IP connectivity throughout the major markets of Japan, North America, Asia, and Europe. In addition, NTT Communications is aiming to become a "global IP company," responding to the needs of multinational corporations in a borderless world by developing overseas data centers and providing such high value-added services as assisting companies to fully outsource the construction and maintenance of their information and telecommunications networks.

   NTT DoCoMo pursues a global strategy aimed at promoting the widespread adoption of W-CDMA technology as a platform for 3G wireless telecommunications systems and services and achieving rapid and extensive deployment of mobile multimedia services by leveraging its expertise and experience in the Japanese wireless telecommunications market. NTT DoCoMo has established strategic partnerships with AT&T Wireless in the U.S., KPN Mobile and Hutchison 3G UK in Europe, and Hutchison Telephone Company Limited ("HTCL") and KG Telecom in Asia, and is moving to expand further its network of overseas strategic partnerships, mainly in Asia. These operators plan to adopt W-CDMA as their 3G platform and collaborate with NTT DoCoMo in promoting the widespread and rapid deployment of mobile multimedia services. NTT DoCoMo has also entered into an alliance with AOL and has purchased a 42.3% stake in AOL's Japanese affiliate (DoCoMo AOL, Inc.) to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan.

   NTT Communications, NTT DoCoMo, NTT DATA and other NTT Group companies will combine their strengths to capture a significant share of the rapidly growing Internet-related market, and expect to engage in the necessary partnering and alliances to promote globally IP platform businesses such as ASPs and data centers.

   Although NTT Group's principal international investments were in growth sectors such as IP and mobile multimedia services, the subsequent effects of the recent global information technology economic downturn and other aspects of a rapidly changing business environment caused NTT Group to reassess the value of its investments, which resulted in a substantial write-down of goodwill. As part of the accompanying business development process, NTT Group has instituted fundamental rationalization measures at Verio and introduced i-mode services in parts of the European market. Given the dramatic changes occurring in the global conditions surrounding these businesses, NTT will apply the "choose-and-concentrate" approach to its investments and adopt a business stance emphasizing "return on investment."

   NTT Group global businesses are as follows:

   (i) NTT East and NTT West

   NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  Thai Telephone & Telecommunication Public Co., Ltd. ("TT&T")

   In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. As of December 2001, the total number of telephone lines in service was 1.2 million. Prior to the reorganization, NTT had made cumulative investments worth U.S.$180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT West designates three board members. NTT held an 18 % ownership interest in TT&T, but as a result of the conversion of credits to stock under TT&T's corporate reorganization plan in September 2001, NTT's ownership interest in TT&T was reduced to 11.4%.

  PT Telekomunikasi Indonesia

   In July 1995, NTT agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that will install approximately 400,000 telephone lines in central Java. This installation was completed in August 1999. NTT, as a member of a consortium formed with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15% of the total equity of the joint venture company, Mitra Global Telekomunikasi Indonesia. The aggregate amount of investment is U.S.$31.8 million. At the reorganization, this investment was transferred from NTT to NTT East.

  NTT Vietnam Corporation

   In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The project will construct approximately 240,000 telephone exchange lines for an investment of approximately U.S.$200 million. At the reorganization, this investment was transferred from NTT to NTT East.

  (ii) NTT Communications

  Smart Communications Inc. ("Smart")

   In March 1995, NTT signed an agreement with Smart, a Philippine telecommunications operator providing mobile and international telecommunications, to provide technical assistance in its local telephone operations. NTT Group originally acquired a 15% interest in Smart for U.S.$123 million. In March 1999, NTT raised its interest in Smart to 37% by purchasing Smart shares from First Pacific Company Limited ("FPC") for U.S.$149 million, acquiring newly issued shares for U.S.$65 million and exercising convertible bonds. After the transaction, NTT's total investment in Smart was U.S.$372 million. Smart is the largest mobile service provider in the Philippines with a market share of over 40% based on the number of subscribers. In March 2000, Smart became a 100% subsidiary of Philippine Long Distance Telephone Company ("PLDT"), the Philippine's largest telecommunications carrier.

  Sri Lanka Telecom Ltd. ("SLT")

   In August 1997, NTT signed a contract with the Government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested U.S.$225 million in SLT, acquiring a 35% interest in SLT. At the reorganization, this investment was transferred from NTT to NTT Communications, and an NTT Communications executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka.

  Teligent

   In September 1997, NTT invested U.S.$100 million to acquire a 12.5% stake in Teligent, a fixed wireless access carrier in the United States. This investment reflected management's belief in the growth prospects of the U.S. market and the potential strength of Teligent when combined with NTT Group's managerial and technical support. As of April 2001, NTT's stake was 7.9%. Teligent filed for bankruptcy protection under Chapter 11 in

May 2001. It continues to run its businesses with support from its creditors. At the time of reorganization, this investment was transferred from NTT to NTT Communications.

  StarHub

   In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia, Singapore Power and British Telecom, won licenses from the Telecommunication Authority of Singapore to provide public basic telecommunications services (both domestic and international) and public cellular mobile telephone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched the services in April 2000.

  Beijing Telecom NTT Engineering Co., Ltd. ("BNTE")

   In August 1998, NTT established a joint venture, BNTE, with the Beijing Telecommunications Administration. BNTE started operations from September 1998, providing a system integration service mainly in the area of Beijing. The capital of the new company is U.S.$3 million, of which U.S.$1.47 million, a 49% stake, was provided by NTT. At the reorganization, this investment was transferred from NTT to NTT Communications.

  HKNet Company Limited ("HKNet")

   In July 1999, NTT Communications reached an agreement with CCT Telecom Holdings Limited ("CCT Telecom") to acquire a 49% stake in HKNet, a major ISP in Hong Kong. The amount of the investment is U.S.$16 million. NTT Communications has the right to designate two directors to HKNet and participate in the company's management. The two companies are forming a strategic partnership to jointly provide various IP-related services, such as an IP-VPN, in Hong Kong and use the joint venture to enrich services for corporate users being provided by NTT Communications under the "Arcstar" brand. In October 2000, NTT Communications acquired a 79% stake in HKNet. Subsequently, NTT Communications made further capital investments in HKNet. In December 2001, HKNet became a wholly-owned subsidiary of NTT Communications following thepurchase of the remaining shares from CCT Telecom.

  PLDT

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

  NTT Australia IP Pty Ltd ("NTT Australia IP")

   In November 1999, NTT Communications signed an agreement with Australia-based Davnet Limited ("Davnet") to provide high-quality network services to corporate customers (in particular multinational customers) in Australia. In December 1999, NTT Communications obtained a 49% stake in Davnet Telecommunications Pty Ltd. ("Davtel"), a subsidiary of Davnet which it manages together with Davnet. On November 25, 2001, NTT Communications reached an agreement with Davnet through its local indirect subsidiary, NTT Australia Pty Ltd, to purchase the remaining 51% stake in Davtel for A$16 million, approximately (Yen)1.12 billion. Accordingly, on January 31, 2002, Davtel became a wholly-owned subsidiary of

NTT Communications. Davtel, now known as NTT Australia IP, provides various IP-based services in the Australian market. Under the agreement, NTT Communications has the right to designate two directors to NTT Australia IP's board and participate in its management.

  AT&T Global Network Services-Japan LLC ("AGNS-Japan")

   In February 2000, NTT Communications signed an agreement with AT&T to acquire a 15% interest in AGNS-Japan, a wholly-owned subsidiary of AT&T. NTT Communications invested U.S.$50 million and allows AGNS-Japan to use the NTT Communications logo with the AGNS-Japan logo in Japan. NTT Communications and AT&T will jointly develop and enhance network outsourcing services through AGNS-Japan. NTT Communications holds two seats on the board of directors of AGNS-Japan.

  Verio

   In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications would acquire a majority of the shares of Verio at a price of U.S.$60 per share of common stock through a tender offer and the U.S. subsidiary of NTT Communications would thereafter be merged into Verio. The transaction was valued at approximately U.S.$5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies. Effective April 1, 2001 when NTT Group adopted SFAS 142, NTT recorded a net-of-tax transitional impairment loss of goodwill of (Yen)149,180 million associated with its investment in Verio. Based on lower than expected revenues in 2001, Verio revised its business plan, including a change in sales strategy and a reduction of operating costs. As a result, NTT recorded write-downs of goodwill and intangible assets of (Yen)203,367 million in the operating expenses of the consolidated statement of income for fiscal 2002 under SFAS 142 and an additional (Yen)28,437 million impairment loss of intangible assets under SFAS 121. Verio is subject to rapid technological changes due to among other economic or market factors, which could cause management to reassess the scope of its business operations including further cost rationalization, sales strategy changes and consequently its estimate of the fair value under SFAS 142.

  Korea Telecom ("KT")

   In June 2000, NTT Worldwide Telecommunications Corporation, a wholly-owned subsidiary of NTT Communications, and KT concluded an Arcstar Service Agreement. Under this agreement, KT is to provide and market Arcstar global managed services in South Korea, thereby enabling a wider distribution of these services.

  China Telecommunications Corporation

   In November 2000, NTT Communications and China Telecommunications Corporation concluded a memorandum of understanding regarding a business alliance for global telecom services. Under the business alliance, the two companies are to exchange their personnel and opinions on technology and business operations and provide their multinational customers with seamless services between China and Japan by enriching network service menus.

  Shin Corporations Public Company Limited ("SHIN")

   In January 2001, NTT Communications signed an agreement with SHIN, a Thai telecom conglomerate, to establish ArcCyber Company Limited ("ArcCyber"), a joint venture company for data center services in Thailand. Each partner obtained a 47.5% stake in the joint venture, while Saha Pathana Inter-Holding Public Company Ltd. and its subsidiary acquired a 5% stake. The capital of ArcCyber is U.S.$17 million, of which

U.S.$8 million was provided by NTT Communications. NTT Communications also invested U.S.$5 million and took a 40% stake in Shineedotcom Company Ltd., a subsidiary of SHIN. ArcCyber launched data center services in July 2001.

   In March 2002, NTT Communications established an office in mainland China to promote business and provide customers with fast and accurate consultation services related to Chinese telecommunications. In the same month, NTT Communications, in partnership with the Beijing Telecom Corporation, announced plans to introduce international IP-VPN services (MPLS Type) in mainland China.

 (iii) NTT DoCoMo

  AT&T Wireless Group

   In January 2001, NTT DoCoMo completed an investment of approximately $9.8 billion to purchase AT&T preferred stock equivalent to 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share. The alliance aims to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties will jointly develop the U.S. market through AT&T's nationwide network infrastructure and NTT DoCoMo's i-mode based mobile Internet technology and related business know-how. With AT&T Wireless, NTT DoCoMo will also jointly promote the spread of W-CDMA technology in the U.S. market.

   In July 2001, AT&T Corp. completed the planned split-off of AT&T Wireless Group. In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo's investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at an applicable exchange rate with the result that NTT DoCoMo holds approximately 16% of the economic and voting interest in AT&T Wireless. On July 9, 2001, DoCoMo started to account for its investment in AT&T Wireless using the equity method. Therefore, NTT recorded a market value write-down of
(Yen)28,534 million in the "Other, net" in its consolidated income statement for fiscal 2002. Also, based on a determination that there was a decline in investment value of AT&T Wireless that was other than temporary, NTT recorded a gross impairment charge of (Yen)664,493 million during fiscal 2002 for its investment in AT&T Wireless, which is included in equity in earnings (loss) of affiliates in the consolidated statement of income.

   AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. ("TeleCorp") and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. This transaction would dilute NTT DoCoMo's interest in AT&T Wireless to approximately 15.2% if NTT DoCoMo did not exercise its pre-emptive rights to purchase additional shares of AT&T Wireless common stock in order to maintain its current ownership percentage.

   On December 21, 2001, NTT DoCoMo announced that it would exercise its preemptive rights to purchase additional shares in order to maintain its current approximately 16% share ownership in AT&T Wireless. NTT DoCoMo's decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. When AT&T Wireless completed its planned acquisition of TeleCorp in February 2002, NTT DoCoMo completed an additional investment of approximately $382 million to purchase approximately 26.7 million shares of AT&T Wireless common stock in order to maintain its current approximately 16% ownership in AT&T Wireless.

  KPN Mobile

   In July 2000, NTT DoCoMo signed a subscription agreement to invest approximately (Euro)4 billion for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and 3G services in

Europe. NTT DoCoMo also entered into a shareholders agreement and a registration rights agreement in connection with this investment. KPN Mobile provides service in the Netherlands, Belgium, Germany and other countries.

   As of December 31, 2001, KPN Mobile's parent company, Royal KPN, had loans to KPN Mobile totaling (Euro)19.7 billion which are convertible by Royal KPN into KPN Mobile shares. Conversion will take place at the fair market value of KPN Mobile shares at the time of conversion. However, if Royal KPN converts its loans to KPN Mobile into shares of KPN Mobile, NTT DoCoMo has the right to maintain its voting interest in KPN Mobile through the purchase of further KPN Mobile shares at the then current market value.

   In November 2001, NTT DoCoMo signed a license agreement with KPN Mobile and Royal KPN under which NTT DoCoMo will transfer and license technologies to KPN Mobile for the launch of mobile Internet services in the Netherlands and Belgium. The services will be similar to NTT DoCoMo's i-mode services available in Japan. Under the licensing agreement, NTT DoCoMo will provide KPN Mobile with intellectual property rights, know-how and technologies necessary to launch i-mode-like services. The term of the agreement is from November 7, 2001 until December 31, 2011, during which time NTT DoCoMo will be entitled to collect licensing fees. In February 2002, NTT DoCoMo signed an agreement with E-Plus Mobilfunk, a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus for the launch of mobile Internet services in Germany. Under this licensing agreement, NTT DoCoMo will provide E-Plus with patents, service know-how and technologies needed to launch mobile Internet services. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively, and BASE, formerly KPN Orange, is expected to begin offering mobile Internet services on a commercial basis in Belgium near the end of the summer of 2002.

   KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to launch 3G services in 2003 or thereafter.

   NTT Group determined that the estimated fair value of the stock of KPN Mobile decreased and that the decline was other than temporary. As a result, NTT recorded a gross impairment loss of (Yen)320,481 million for its investment in KPN Mobile during fiscal 2002.

  Hutchison 3G UK

   In July 2000, NTT DoCoMo formed a strategic alliance with KPN Mobile and agreed to invest in Hutchison 3G UK as part of business alliance with Hutchison Whampoa Limited ("Hutchison"). NTT DoCoMo acquired a 20% stake in Hutchison 3G UK for (Pounds)1.2 billion, approximately (Yen)185 billion, in September 2000. Hutchison 3G UK owns a 3G license for the United Kingdom and is expected to begin offering 3G services in the second half of 2002. NTT DoCoMo is extending technical assistance to the company toward building a platform for early development of 3G services in the United Kingdom. Based on a determination that there was a decline in investment value of Hutchison 3G UK that was other than temporary, NTT recorded a gross impairment charge of (Yen)56,444 million for its investment in Hutchison 3G UK.

  KG Telecom

   In November 2000, NTT DoCoMo agreed to invest approximately NT$17.1 billion for a 20% equity stake in KG Telecom. KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, NTT DoCoMo aims to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on NTT DoCoMo's i-mode technology and business model. In June 2001, NTT DoCoMo signed an i-mode license agreement with KG Telecom to license its intellectual property and technology know-how regarding i-mode services. KG Telecom announced that it will begin i-mode services in June 2002.

   In July 2001, NTT DoCoMo increased its equity stake in KG Telecom by purchasing 62,180,331 new shares thereby increasing its equity stake to 21.4%. The amount of NTT DoCoMo's additional investment was NT$1.87 billion.

   In December 2001, KG Telecom withdrew its application to participate in an auction of 3G communication licenses in Taiwan. NTT DoCoMo agreed with the KG Telecom's withdrawal based on a belief that competition in the Taiwanese mobile telecommunications market is likely to be excessive and it would be more strategically advantageous to assess the results of the auction and related market trends rather than to participate in the auction. NTT DoCoMo will continue to consider all suitable opportunities for entering Taiwan's 3G market. Based on a determination that there was a decline in investment value of KG Telecom that was other than temporary, NTT recorded a gross impairment charge of (Yen)36,461 million for its investment in KG Telecom.

  HTCL

   In December 1999, NTT DoCoMo agreed to acquire a 19% equity interest in HTCL, a Hong Kong company that operates a cellular telephone business in Hong Kong under the Hutchison Whampoa Group, a Hong Kong-based conglomerate, for approximately U.S.$410 million as part of its business alliance with Hutchison with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional $30.44 million for an additional 6.4% equity interest in HTCL. NTT DoCoMo currently owns a 25.4% equity interest in HTCL.

  Hutchison 3G Hong Kong Holdings Limited

   In July 2001, NTT DoCoMo agreed with Hutchison to separate the 3G entity from HTCL and acquire a 25.4% equity interest in Hutchison 3G Hong Kong Holdings Limited for approximately HK$303,190.

   HTCL launched its mobile Internet services in May 2000. In addition, it acquired a 3G license in September 2001 and plans to launch 3G services in the fourth quarter of 2002.

  America Online, Inc.

   In September 2000, NTT DoCoMo agreed to purchase a 42.3% stake in AOL's Japanese affiliate for approximately (Yen)15 billion to promote both the growth of Internet services in Japan and the convergence of PC-based fixed-line Internet services and mobile Internet services in Japan. In connection with this investment, AOL Japan became DoCoMo AOL, Inc. Beginning on June 1, 2001, NTT DoCoMo, together with DoCoMo AOL, Inc., are offering i-mode users access to AOL e-mail ("AOLi" services).

  Bouygues Telecom S.A. ("Bouygues Telecom")

   In April 2002, NTT DoCoMo signed an i-mode license agreement with Bouygues Telecom to license its intellectual property and provide consulting services regarding i-mode services for the launch of i-mode services in France, French Guyana, Martinique, Guadeloupe and Reunion. Under this licensing agreement, NTT DoCoMo has agreed to provide Bouygues Telecom with patents, know-how and trade marks needed to launch i-mode services on the Global Packet Radio Service, and UMTS networks if Bouygues Telecom is granted a 3G license in France. This agreement lasts until April 2012 and Bouygues Telecom aims to introduce i-mode services within 12 months from the signing of the agreement.

  (iv) Other Initiatives

   Since April 1996, NTT has been given the opportunity to take part in Malaysia's Multimedia Super Corridor ("MSC") project, a national project of Malaysia calling for the creation and development of a global multimedia hub for the 21st century. NTT participated in designing the master plan of the project. NTT was awarded "MSC

Status" by the Malaysian Government, which provides NTT Group with certain financial and non-financial incentives, such as an exemption from Malaysian income taxes and the ability to employ certain foreign workers. In September 1997, NTT established NTT MSC Sdn. Bhd., a wholly-owned subsidiary which carries out telecommunications businesses in Malaysia and serves as the center of R&D activities for the Asian region. NTT Group also contributes to the development of Malaysia's telecommunications industry through technology transfer and human resources development, including the dispatch of instructors to the newly established Multimedia University. After the reorganization, this project became managed by NTT Communications.

   In June 1997, NTT established the Asian Multimedia Forum ("AMF") with leading telecommunications services providers and Internet services providers. The AMF was created to promote acceptance and development of multimedia services, applications and technologies in Asia. The AMF is a non-profit organization, and open to the entities and individuals who share the same goal of promoting the acceptance and implementation of multimedia services/applications/technologies in Asia. As of June 2001, fifty organizations, companies, vendors, traders and other interested parties, mainly from the Asia-Pacific region, have joined the AMF. After the reorganization, NTT Communications became a member of the AMF. The AMF has obtained favorable results, including the building of partnership relationships in Asia, and has strengthened mutual cooperation among the companies in their business practices. As a result of this success, the members decided to dissolve the AMF on June 30, 2002.

   NTT Communications participates in an international consortia for the construction and maintenance of the "China-U.S. Undersea Fiber Optic Cable Network" and the "Japan-U.S. Cable Network." Both networks will be the world's largest class submarine fiber optic cables linking Japan and other Pacific Rim countries.

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

   As of March 31, 2002, the gross book value of NTT Group's property, plants and equipment was (Yen)34,166 billion ($257 billion), consisting of telecommunications equipment (mainly central office equipment, including switching equipment) (39.5%); telecommunications service lines (35.4%); buildings and structures (15.8%); machinery, vessels and tools (vehicles, office equipment, furniture, etc.) (5.8%); land (2.4%); and construction in progress (1.1%). Substantially all of the important communications facilities are in buildings owned by NTT Group.

   NTT Group's network is constantly in the state of being modernized and is expected to be adequate for current operations. In recent years, NTT has upgraded its telecommunications plants and equipment with digital transmission and switching equipment. On December 17, 1997, NTT's domestic telecommunications network was completely digitized. NTT Group will provide more effective and advanced services and plans to expand fiber optic cables in the access network. As indicated under "--Capital Investments," NTT Group is shifting its capital investment strategy from investment in infrastructure to investment in demand-oriented customer services.

Research and Development

   NTT's R&D activities are basically targeted at the creation of a safe, secure, convenient and comfortable information-sharing society. With the aim of providing varied ultra-high-speed telecommunications services, NTT has developed an access network technology that combines fiber-optics with wireless technologies. In addition to access network technologies, NTT also conducted R&D into next-generation core network technologies capable of realizing improved, high-capacity IP network services that are more reliable and economical. The company successfully tested the world's first terabit-class optical router (a terabit per second is a million times faster than 1Mbps). NTT also developed SIONet (Semantic Information Oriented Network), a new Peer-to-Peer communications technology that can facilitate direct user sharing of messages, files and other information (thereby opening up the way to more advanced, large-scale systems for next-generation Internet usage) which sets high global standards in terms of both scale and reliability. NTT also pursued R&D programs related to next-generation IPv6 Internet technology-based network security technology that enables more advanced commercial services.

   NTT's R&D programs have targeted information-sharing platforms-related technologies, such as an electronic bidding system capable of authenticating even third-party bid transactions. NTT also published a basic patent covering one of the world's most advanced encryption and digital signature algorithms, which promises to play a leading role in the realization of a society in which information can be shared securely and economically.

   In terms of technologies that can support and promote content distribution, NTT conducted R&D into copyright management technology based on individual-ID content tagging; into "Vision Mark," a system that makes it easier to supply screen-based information via the Internet to interested users already engaged in watching video content; and into multilingual information access technologies that could allow Japanese users to search and read foreign-language web pages in their native language. Along with these various programs, NTT started undertaking "Optical Market Creation Activities" to promote market development in the kinds of new, advanced information-sharing services that fiber-optics make possible.

   NTT continued R&D into fundamental technologies designed to promote future business development in accordance with NTT Group's long-term business strategy. NTT has developed the world's smallest surface-emitting optical laser capable of generating a tiny electric current continuously at room temperature, an advance that could lower the costs of optical communications systems considerably. Other examples of such R&D include the development of "Communication Service Concierge," an advanced piece of basic software that can automatically create more pleasant communications environments depending on use objectives. NTT has also conducted research into nanotechnology, mainly semiconductors designed with nano level structures, that promises to revolutionize various areas of molecular information-processing technology, including fields such as communications science, which seeks out new possibilities in communication, for instance by brightening human audiovisual perception structures, molecular computing, and molecular communication.

   Elsewhere, NTT continues to work on R&D that contributes to the protection of the global environment. These efforts include the "Environmental Information Network," a system that can collect, share and make use of a variety of environment-related information, and R&D programs related to clean energy and the development of devices with extremely low electric power consumption and various recycling technologies.

   Since the reorganization of NTT, NTT engages in fundamental R&D. Business oriented applied R&D activities are conducted by NTT East, NTT West and NTT Communications.

ITEM 5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

   In recent years, Japan has undergone, and continues to undergo, significant changes in the legislative and regulatory framework for telecommunications. These changes include the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications services market. See "Item 4--Information on the Company--History--NTT Group" and "Item 4--Information on the Company--Regulation" for information as to the current and possible future impact on NTT Group and its results of operations.

   In June 1997, the Japanese Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt and reasonable interconnection. Under this revised Telecom Business Law, it became the responsibility of NTT East and NTT West, as Type I Carriers having Type I "designated telecommunications facilities," to establish their connection rates and conditions for interconnection in their articles of agreement, provided such rates are deemed to be fair and proper in light of costs computed according to a method determined by the MPHPT and approved by the Minister of PHPT.

   In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce a LRIC Methodology for the calculation of interconnection rates. As a result, a LRIC Methodology has become the official policy in Japan.

   In May 2000, a technical model for LRIC Methodology was prepared by a study group at what was then the MPT, and then reviewed and accepted by the Telecommunications Council. The 2001 amendment to the Telecom Business Law stipulated the adoption of a LRIC Methodology based on the conclusions of this technical model for LRIC Methodology.

   In the U.S.-Japan discussions on deregulation held in July 2000, the Japanese and U.S. governments agreed that interconnection rates would be reduced in the three years ending fiscal 2003. The reductions would be retroactive to the beginning of fiscal 2001. The changes would include the reduction of GC connection charges by 22.5%.

   As a result of these discussions, in December 2000, NTT East and NTT West applied for approval of the reduction of interconnection rates for the three years ending fiscal 2003. In February 2001, they received required approvals from the Minister of PHPT.

   Also, based on agreements between the Japanese and U.S. governments, a MPHPT study group considered a revised LRIC Methodology model. This model was made public in March 2002. Based on this LRIC Methodology model, the Council is currently studying how interconnection rates should be treated. The Japanese Government has indicated that it expects to discuss with the U.S. Government no later than October 2002 whether the revised LRIC Methodology model should be applied. During 2002, the governments have also indicated that they expect to agree on the rates for fiscal 2003.

   These and other regulatory developments may increase competition in the Japanese telecommunications industry, and a more competitive environment may affect NTT Group's results of operations. NTT Group believes that competition in the telecommunications industry is based primarily on the cost, quality and variety of services provided. To compete more effectively, NTT has enhanced operational efficiency, thereby increasing customer satisfaction, upgraded network and R&D activities, and has introduced a range of new services, including Internet and data communications-related services, as well as discount services designed to provide optional calling plans to different customer segments.

NTT DoCoMo Offerings

   In February 2001, NTT DoCoMo issued and sold 460,000 new shares in the form of shares or ADSs in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside of the United States to investors in reliance on Regulation S under the Securities Act. As a result of the new offering, NTT's stake in NTT DoCoMo was reduced from 67.1% to 64.1%.

   The resulting pretax gains on these issuances of subsidiary stock amounting to (Yen)516,599 million are recognized in the consolidated statement of income for fiscal 2001, together with the applicable deferred taxes thereon. In the consolidated statement of cash flows for fiscal 2001, the gains on issuance of subsidiary stock are excluded from the cash flows from operating activities, and the related cash proceeds of (Yen)930,005 million are included in the cash flows from financing activities.

   In January 2002, NTT DoCoMo's board of directors resolved to conduct a five-for-one split of its shares (new shares were issued on May 15, 2002), as well as to apply to list its shares on the New York Stock Exchange and London Stock Exchange. NTT DoCoMo's shares were listed on the two exchanges on March 1, 2002.

Employee Reduction

   NTT and its consolidated subsidiaries had approximately 213,000 employees at March 31, 2002.

   In September 2000, NTT, NTT East and NTT West decided to implement a voluntary early retirement program covering a total of approximately 6,500 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management. This rationalization is a response to adverse business conditions resulting from intense competition and other factors in the telecommunications industry. In fiscal 2001, approximately 6,500 employees applied for this program and in fiscal 2002, another approximately 14,500 employees applied, of which approximately 4,400 will retire in fiscal 2003.

Structural Reform

   NTT Group continues to pursue a fundamental structural reform of its businesses. See "Item 4--Information on the Company--Other Subsidiaries and Affiliated Companies." Along with a program for thorough outsourcing, NTT Group adopted a more diversified range of employment arrangements featuring retirement and re-employment packages, and implementation of wage levels consistent with those of specific localities and businesses. Terms of employment will be fundamentally reconsidered, including a review of current employee allowances. Moreover, approximately 100,000 employees were reallocated in May 2002. Continued efforts will be made to strengthen the Group's financial foundations through a program for new group formation, including outsourcing companies.

   For fiscal 2002, NTT recorded restructuring charges totaling (Yen)556,156 million primarily associated with the implementation of the structural reform of NTT East and NTT West in the regional communications services segment. These charges consisted of a curtailment loss of the severance indemnity plan of
(Yen)322,736 million and additional lump-sum severance payments of (Yen)233,420 million. The remaining balances of these two charges as of March 31, 2002 were
(Yen)322,736 million, included in "Liability for employees' severance payments," and (Yen)196,090 million, included in "Accrued payroll."

   NTT also recorded restructuring charges totaling (Yen)83,058 million associated with the downsizing of Verio's business and the implementation of restructuring plans in certain domestic subsidiaries other than NTT East and NTT West, which are included in the Other segment. These charges consisted of non-cash charges for asset write-downs of (Yen)32,430 million, additional lump-sum severance payments of (Yen)25,330 million and costs related to facility shutdowns of (Yen)25,298 million. The remaining reserve balance as of March 31, 2002 was (Yen)19,907 million, which is included in "Accrued payroll", and (Yen)61,281 million, which is included in "Current liabilities--Other" in the consolidated balance sheet as of March 31, 2002.

Investments

   NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio, KPN Mobile, Hutchison 3G UK, AT&T Wireless and KG Telecom.

   Effective April 1, 2001, NTT Group adopted SFAS 142 and ceased amortization of goodwill associated with its investments. During fiscal 2002, NTT completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio, which includes goodwill, was below its carrying amount. Accordingly, NTT recorded a net-of-tax transitional impairment loss for goodwill of (Yen)149,180 million in the cumulative effect of accounting changes in the consolidated statement of income. NTT continues to review its investments and goodwill for impairment.

   Recently, telecommunications companies and wireless operators, including companies NTT Group has invested in, have experienced a variety of negative developments, including increased competition, the collapse of the dot-com bubble economy, increasing debt burdens from network build outs, expensive 3G spectrum auctions and significant volatility in share prices.

   Verio reported that its revenues would be lower than expected in 2001. Based on that trend, Verio revised its business plan, including a change of the sales strategy and a reduction of operating costs. As a result, NTT recorded write-downs of goodwill and intangible assets of (Yen)203,367 million in the operating expenses of the consolidated statement of income for fiscal 2002 under SFAS 142 and an additional (Yen)28,437 million impairment loss of intangible assets under SFAS 121. NTT continues to monitor Verio's performance monthly. If the current difficult business environment continues and Verio's revenue continues to be below expectation, there is a risk that it may not be able to achieve its business plan for 2002 and positive EBITDA and operating cash flow in 2003. In that case, Verio may need to revise significantly its business structure and NTT may need to make further write-downs.

   NTT expects that equity in net losses of its affiliates will continue to be affected by many factors including NTT Group's overseas investments. NTT includes its pro rata portion of the net income or net losses of these companies as investments that are accounted for by the equity method. Additionally, in the past, NTT's investment costs have exceeded NTT Group's underlying equity in net assets of the investee at the date of investment by a significant amount.

   In addition to write-downs to operating expenses associated with NTT's investment in Verio discussed above, because of the economic and financial environment surrounding the telecommunications industry and resultant declines in equity values of telecommunication companies on a global basis, NTT recently reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analysis in performing its reviews and estimating investment values. As a result, NTT Group determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating (Yen)653,751 million, net of deferred taxes of (Yen)474,305 million, for fiscal 2002. These gross impairment charges were (Yen)664,493 million for AT&T Wireless, (Yen)320,481 million for KPN Mobile, (Yen)36,461 million for KG Telecom, (Yen)56,444 million for Hutchison 3G UK and (Yen)50,177 million for other companies. These impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income. See "Item 4--Information on the Company--Global Businesses."

   In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. As a result and to the extent there is impairment, NTT has had and may in future periods have write-downs related to the impaired value of these investments.

New Accounting Pronouncements

   In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on various related issues collectively referred to as "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the

Vendor's Products" ("EITF 01-09"). EITF 01-09 codified and replaced several earlier consensuses covering the same matters as well as reached additional conclusions regarding the scope and application of these issues. As it relates to NTT Group, the basic conclusion of the EITF is that sales incentives or other consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when the sale to the reseller is recognized in the vendor's income statement. That presumption can be overcome in certain circumstances based on specific criteria. NTT Group will adopt EITF 01-09 effective April 1, 2002. EITF 01-09 will have no impact on reported financial position or results of operations for periods prior to the date of adoption. However, it will result in the reclassification of certain amounts previously classified in operating expenses as a reduction of operating revenues. The adoption of EITF 01-09 may also result in an adjustment as of April 1, 2002 for the cumulative effect of changes in accounting principles.

   In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 is effective for NTT on April 1, 2003. SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is in the process of determining the impact, if any, that the adoption of SFAS 143 will have on its results of operations and financial position.

   In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superceding that part of SFAS 121, and SFAS 144 addresses and supercedes accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," regarding the disposal of a segment of a business (as previously defined in APB
30). SFAS 144 also amends Accounting Research Bulletins Opinion No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 generally are to be applied prospectively. NTT believes that the adoption of SFAS 144 will not have a material impact on its results of operations and financial position.

   In April 2002, FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which updates and clarifies existing accounting pronouncements. Specifically it rescinds Statement of Financial Accounting Standards No. 4 ("SFAS 4") and Statement of Financial Accounting Standards No. 64 which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB 30 will now be used to classify those gains and losses. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 with earlier adoption of provisions related to the rescission of SFAS 4. NTT is in the process of determining the impact, if any, that the adoption of SFAS 145 will have on its results of operations and financial position.

Critical Accounting Policies

   NTT's consolidated financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. Note 2 to its consolidated financial statements includes a summary of significant accounting policies used in the preparation of these financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to revenue recognition, estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles with finite useful lives, goodwill and indefinite life intangible assets, investments, use of equity method of accounting, employees' severance payments and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. NTT believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

  Revenue recognition

   Telephone service revenue and ISDN services revenue are recorded based on seconds of traffic processed plus basic fees at March 31. Beginning April 1, 2000, NTT and its subsidiaries revised its revenue recognition policy to defer upfront activation fees and to recognize them as revenues over the expected term of the customer relationship, which ranges from two to six years depending on the type of service. Related direct incremental customer acquisition costs, to the extent of the activation fee amount are also being deferred and amortized over the same periods. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of activation fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect its estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances.

   Revenue from system development and system integration projects, included in miscellaneous operating income, are recorded when the projects are completed. Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and is reasonably estimable. NTT recognizes such losses based on estimates of total expected contract revenue and costs upon completion. NTT follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

  Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

   NTT and its subsidiaries estimate the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT's total depreciation and amortization expenses in fiscal 2000, 2001 and 2002 were (Yen)2,418,331 million,
(Yen)2,468,956 million and (Yen)2,435,587 million, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. During fiscal 2002, NTT recorded, in accordance with SFAS 121, an impairment loss on intangible assets amounting to (Yen)28,437 million, which is included in "Operating expenses--Write-down of goodwill and intangible assets" in the consolidated statements of income.

  Goodwill and indefinite life intangible assets

   Beginning April 1, 2001, in accordance with the provisions of SFAS 142, NTT Group no longer amortizes goodwill, including excess basis related to equity-method investments, but tests these assets for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Upon the adoption of this new statement, NTT Group reconsidered classification between existing goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and reclassified assembled workforce with immaterial amounts, from intangible assets to goodwill at April 1, 2001. NTT Group also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods and determined that no intangible assets have indefinite lives.

   During fiscal 2002, NTT Group completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio, which includes goodwill, was below its carrying amount. Accordingly, upon the adoption of SFAS 142, NTT recorded a net-of-tax of transitional impairment loss for goodwill of (Yen)149,180 million in the cumulative effect of an accounting change in the consolidated statement of income. In addition to the transitional goodwill impairment test, NTT Group has also completed impairment tests as certain events or changes in circumstances indicated that goodwill of Verio might be impaired. As a result, NTT recorded a goodwill impairment loss of (Yen)203,367 million which is included in "Operating expenses--Write-down of goodwill and intangible assets" in the consolidated statement of income for the year ended March 31, 2002 under SFAS 142. The determinants used for the fair value measurement include management's estimate of the reporting unit's continuing ability to generate income from operations and cash flow in future periods, as well as the strategic significance of the reporting unit to NTT's business objectives.

  Investments

   NTT Group holds investments in other companies which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group evaluates whether declines in value are temporary or other than temporary. Temporary declines are reflected in other comprehensive income, and other than temporary declines are recorded as a realized loss with a new cost basis in the investment being established. When determining an other than temporary decline, NTT Group considers, among other items, the length of time the trading price has been below its carrying value, the financial condition of the investee company, including the industry in which it operates, and its ability or intent to retain the investment. If the financial condition of the investee company or the industry in which it operates were to be materially different than its expectations, NTT Group would record an expense to reflect the other than temporary decline in the value of the investment. At March 31, 2002, unrealized losses on "available-for-sale" securities included in "Other comprehensive income" as a component of shareholders' equity were immaterial. Further, NTT Group utilized a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analysis in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g. population, penetration rates and speed, churn rates, etc.), technology changes, capital expenditures, market growth and share, ARPU and terminal values. Because of the economic and financial environment surrounding the telecommunications industry and resultant significant declines in equity values of telecommunications companies on a global basis during fiscal 2002, NTT and NTT DoCoMo reviewed the business outlook of their affiliates in order to determine if the value of any of their investments in such affiliates had suffered a decline that was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and other financial information and, as applicable, stock price analysis in performing their reviews and estimating investment values. As a result of such evaluations, NTT determined that there were other than temporary declines in the values of several of its investee affiliates, including its two largest, KPN Mobile and AT&T Wireless, and recorded impairment charges aggregating (Yen)653,751 million, net of deferred income taxes of (Yen)474,305 million for fiscal 2002. While NTT and its subsidiaries believe the remaining carrying values of their affiliate investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

  Use of equity method of accounting

   In addition to its domestic operating subsidiaries, NTT and NTT DoCoMo have made strategic investments in other affiliate companies, primarily foreign entities, to position themselves for the continued development of the wireless communications industry on a regional geographic and global basis. Such investments were intended to give NTT and NTT DoCoMo the ability to influence the business activities, such as choices of technologies, of these affiliates. In a majority of cases, NTT and NTT DoCoMo's investments are of a size (i.e., 20%-50% voting interest) that, in their opinions, provides them the ability to significantly influence the operating or financial policies of the investees. However, in the case of KPN Mobile and AT&T Wireless, NTT and NTT DoCoMo's investments represent only 15% and 16% of the voting interests, respectively. NTT and NTT DoCoMo have evaluated the scope and terms of their investments in these two entities and have concluded that additional factors, including, among others, board representation, technology agreements, and other factors such as financing arrangements, provide them with the appropriate ability to exercise significant influence over the operating and financial policies of these investees also. NTT and NTT DoCoMo reflect their influence with these investee affiliates by accounting for their interests in them using the equity method of accounting, which prescribes that NTT and NTT DoCoMo currently record their share of earnings and losses of such investees. NTT and NTT DoCoMo periodically review each of their affiliate investee relationships to determine if they continue to have the influence necessary to account for them according to the equity method. Based on such assessment, a future event or change in the facts or circumstances of a particular investee, may lead NTT and NTT DoCoMo to determine that they no longer have the ability to continue to exercise significant influence over an investee and would require them to cease recording their share of the earnings or losses of such investee affiliates in their income statement and to change their accounting treatment to either a cost or mark-to-market basis, depending on the circumstances.

  Employees' severance payments

   The amounts recognized in the consolidated financial statements related to employees' severance payments are determined on an actuarial basis, which utilizes many assumptions in the calculation of such amounts. The assumptions used in determining net periodic cost for severance payments include the expected long-term rate of return on plan assets, the discount rate, the rate of increase in compensation levels and average remaining years of service. NTT Group uses long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop its expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. NTT Group assumes the rate of increase in compensation levels and average remaining years of service based on its historical data. Any changes in these assumptions will impact NTT Group's net periodic pension cost. For example, a significant assumption used in determining net periodic cost for severance payments is the expected long-term rate of return on plan assets. At March 31, 2002, NTT Group assumed an expected long-term rate of return on plan assets of 3.0%. On average, the plan's assets have experienced rates of return substantially lower than 3.0% for fiscal 2002. At March 31, 2002, NTT Group lowered its expected long-term rate of return assumption from 3.0% to 2.5%, reflecting the generally expected moderation of long-term rates of return in the financial markets. NTT

Group expects a 0.5% decrease in its expected long-term rate of return and expects that such decrease would reduce operating income by approximately
(Yen)10 billion.

  Income taxes

   NTT Group records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates changed, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates of the deferred tax assets and liabilities would increase or decrease net income by approximately (Yen)44 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination was made. At March 31, 2002, NTT had gross deferred tax assets of (Yen)2,631 billion, which included a valuation allowance of (Yen)20 billion.

Results of Operations

   In fiscal 2002 and fiscal 2001, NTT's operating revenues increased 1.8% and 9.1%, respectively. In fiscal 2002, NTT DoCoMo's sales volume increased as a result of the expansion of mobile multimedia services such as i-mode. However, the reduction of fees by NTT East, NTT West and NTT Communications due to increased competition resulted in only a slight increase in NTT's revenue on a consolidated basis. In fiscal 2002, growth in cellular telephone services and data-related demand, including ISDN services, frame relay services and OCN services caused by increased demand for Internet access, overcame the negative impact of a decline in the number of telephone subscriber lines and a reduction in interconnection charges paid by certain competing NCCs for network access.

   In fiscal 2002 and fiscal 2001, operating expenses increased 9.3% and 9.8%, respectively. In fiscal 2002, operating expenses increased as a result of structural reform related expenses of NTT East and NTT West, costs relating to the restructuring of Verio, and write-downs of goodwill and other intangible assets primarily with respect to investments in Verio. For a further discussion on structural reform related expenses, see "--Structural Reform." Among the factors that led to a significant increase in overall operating expenses in fiscal 2001 were an increase in personnel costs due to the recording of special lump sum payments for voluntary retirement, an increase in amortization charges due to the commencement from this term of amortization of goodwill and increases in fees paid to agents and handset marketing costs resulting from the sharp increase in NTT DoCoMo Group subscribers.

   Due to the foregoing factors, operating income decreased (Yen)773 billion to
(Yen)62 billion in fiscal 2002. NTT Group suffered a net loss of (Yen)835 billion in fiscal 2002 primarily due to retirement allowance related expenses from structural reforms of NTT East, NTT West and other companies and expenses resulting from the write-downs of NTT Group's overseas investments.

   Rate reductions are affecting revenues of NTT Group. In addition, reduction in interconnection rates has had, and will continue to have, an adverse impact on interconnection revenue.

   NTT Group implemented the following rate reductions for telephone subscriber service and ISDN service from fiscal 1997 through May 2002:

                                                                         Estimated annual impact
                                                                         on NTT Group companies'
                                                                          revenue based on the
                                                                        volume of services at the
Effective Date        Company                       Area                     effective date
-------------- --------------------- ---------------------------------- -------------------------
                                                                            (billions of yen)
February 1997  NTT                   Inter-prefecture                            (Yen)60
February 1998  NTT                   Inter-prefecture                            (Yen)80
April 2000     NTT Communications    Inter-prefecture and International          (Yen)50
October 2000   NTT East and NTT West Intra-prefecture, Inter-city                (Yen)30
January 2001   NTT East              Local                                       (Yen)39
March 2001     NTT Communications    Inter-prefecture                            (Yen)42
May 2001       NTT East and NTT West Local                                       (Yen)76
May 2001       NTT Communications    Intra-prefecture                            (Yen)12

   As the effective dates have not coincided with the beginning of fiscal years, the estimated impact does not fully correspond with the impact for the fiscal years in which the changes went into effect. In addition, demand is affected by such factors as the marketing strategies of competitors and general economic conditions.

   The following table sets forth a breakdown by category of NTT Group's operating revenues for fiscal 2000, fiscal 2001 and fiscal 2002:

                                                                               Percent increase
                                                                                Years ended
                                           Years ended March 31,                 March 31,
                             ------------------------------------------------- ---------------
                                2000        2001        2002         2002       2001     2002
                             ----------- ----------- ----------- -------------  -----   -----
                                      (billions of yen)          (billions of
                                                                 U.S. dollars)
Operating Revenues
Telephone................... (Yen) 6,394 (Yen) 6,172 (Yen) 5,867      $44      (3.5%)   (4.9%)
Telegraph...................          83          79          68        1       (4.5)   (14.1)
Leased Circuit..............         500         494         524        4       (1.1)     6.1
Data communications facility         397         388         381        3       (2.3)    (1.9)
ISDN........................         819       1,082       1,109        8       32.1      2.6
Sale of telecommunications
  equipment.................       1,138       1,477       1,376       10       29.8     (6.8)
Other.......................       1,052       1,636       2,211       17       55.5     35.1
                             ----------- ----------- -----------      ---       -----   -----
                             (Yen)10,383 (Yen)11,328 (Yen)11,536      $87       9.1%     1.8%
                             =========== =========== ===========      ===       =====   =====

Fiscal 2002 compared with fiscal 2001

Operating Revenues

   NTT Group's operating revenues are divided into the following seven service categories: telephone services, telegraph services, leased circuit services, data communications facility services, ISDN services, sale of telecommunications equipment and other services.

   NTT Group's results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Footnote 16 to the Notes to the Consolidated Financial Statements attached hereto, "Item 4--Information on the Company--NTT Group" and "--SFAS 131 Segment Information" below.

   In fiscal 2002, NTT Group's operating revenues increased 1.8% to (Yen)11,536 billion. Operating revenue, from regional communications services decreased 8.3% to (Yen)4,943 billion as data-related demand, including ISDN services, and internet access services such as FLET'S ADSL, caused by increased demand for Internet access could not offset the decline in the number of telephone subscriber lines, a reduction in interconnection charges paid by NCCs and rate reductions arising from the introduction of MYLINE services. Operating revenues from long distance communications and international services decreased 5.9% to
(Yen)1,282 billion due to the decreased rates of telephone services. Operating revenues from wireless services increased 10.7% to (Yen)5,167 billion due to a steady increase in the number of cellular telephone subscribers which was led mainly by strong demand for mobile internet access through services such as i-mode. Operating revenues from data communications services increased 1.9% to
(Yen)802 billion and operating revenues from other services decreased 3.6% to
(Yen)2,053 billion, respectively.

  Telephone Services

   Operating revenues from telephone services decreased 4.9% in fiscal 2002 to
(Yen)5,867 billion, or 50.9% of operating revenues. NTT Group's telephone services include certain items in the regional communications services segment and long distance communications and international services segment, such as telephone subscriber, public telephones and other related services; certain items in the wireless services segment, such as cellular telephone, PHS and other related services; and certain other services. Subscribers for cellular telephone services increased, leading to an increase in overall network traffic. However, the continuing trend towards an increase in ISDN subscribers caused the number of fixed-line telephone subscribers to decline.

   (i) Telephone Subscriber Services

   Telephone subscriber services are NTT Group's principal business activities and part of its regional communications services segment and long distance communications and international services segment. Due to an increase in sales of ISDN services and cellular telephones and the sluggish economy in Japan, the number of NTT Group's telephone subscriber lines in use decreased 1.3 million from the previous fiscal year to 50.6 million subscriber lines at the end of fiscal 2002.

                                                 Years ended March 31,
                                                 --------------------
                                                  2000    2001   2002
                                                 ------  ------ ------
          Telephone subscriber lines (thousands) 55,318  51,981 50,640

   Interconnection rates were further reduced in fiscal 2002, with reductions applicable to calls made starting in April 2001. The adverse effect of such reduction on telephone subscriber and ISDN service interconnection charge revenues of NTT East and NTT West during fiscal 2002 was approximately (Yen)130 billion, representing a decrease in revenues of (Yen)69 billion and (Yen)61 billion for NTT East and NTT West, respectively.

   In fiscal 2002, NTT Group implemented the following rate reductions for telephone subscriber services and ISDN services. On May 1, 2001, NTT East and NTT West reduced charges for local calls from (Yen)9 per 3 minutes to (Yen)8.5 per 3 minutes and from (Yen)10 per 3 minutes to (Yen)8.5 per 3 minutes, respectively. These reductions are expected to have an annual impact of (Yen)19 billion and (Yen)57 billion on NTT East's and NTT West's operating revenues, respectively.

   NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. Also, NTT Group will provide a wide range of discounted services in response to the heightened level of competition which began with the introduction of the MYLINE service.

  (ii) Cellular Services

   Cellular services are part of NTT Group's wireless services segment. During fiscal 2002, in addition to "mova 211i" series with enhanced e-mail functions and "i-appli"-compatible "mova 503iS" series, NTT

DoCoMo Group increased the variety of products by releasing new model "mova F671i," or Raku Raku Phone II, a model especially tailored for use by senior customers, in a bid to disseminate i-mode service to a broader range of age groups. At the same time, the group started "DoCoMo Point Service" as part of its efforts to improve customer services.

   As a result, NTT DoCoMo Group's cellular services subscribers grew to approximately 40.7 million subscribers as of March 31, 2002, a 13.0% increase over fiscal 2001.

 (iii) PHS Services

   PHS services are part of NTT's wireless services segment. During fiscal 2002, NTT DoCoMo Group released various new products including "P-in m@ster", a data card capable of handling both PHS and 9600bps cellular connections. At the same time, NTT DoCoMo Group started "P-p@c", a new tariff discount service for data communications, and increased the availability of content for music/video distribution services on PHS in order to facilitate the use of data services. As a result, the number of PHS subscribers rose 6.0% over the previous fiscal year to 1.9 million.

   The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its estimated market share:

                                                 Years ended March 31,
                                                 -------------------
                                                  2000    2001   2002
                                                 -----   -----  -----
           PHS telephone subscribers (thousands) 1,441   1,812  1,922
           Estimated market share...............  25.2%   31.0%  33.7%

   The PHS businesses operated at a loss in fiscal 2002. NTT Group expects that the PHS businesses will improve in the near future, but there can be no assurance that this will be the case.

  Telegraph Services

   Operating revenues from telegraph services fell 14.1% to (Yen)68 billion in fiscal 2002, accounting for 0.6% of operating revenues. This service category includes both telegram and telex services. Telegram and telex services are included in NTT's regional communications services segment and long distance communications and international services segment, respectively.

   The total number of telegrams sent decreased 7.3% in fiscal 2002, from 31.1 million to 28.8 million. Telegram services continue to decline due to the simplification of exchange of courtesies (i.e., telegrams sent for weddings and funerals).

   The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                        Years ended March 31,
                                  ----------------------------------
                                   1998   1999   2000   2001   2002
                                  ------ ------ ------ ------ ------
            Telegrams (thousands) 37,564 36,180 34,078 31,119 28,835

  Leased Circuit Services

   Operating revenues from leased circuit services increased 6.1% in fiscal 2002 to (Yen)524 billion accounting for 4.5% of operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services included in NTT's regional communications services segment and long distance communications and international services segment.

   The number of subscribers for conventional leased circuits of NTT East and NTT West decreased while the number of subscribers for high-speed digital circuits increased, owing to a demand shift to digital access services.

The number of subscribers for leased circuits of NTT Communications decreased due to a service shift to new and cost effective IP-related services such as IP-VPN.

   The following table sets forth information regarding NTT Group's leased circuit services:

                                                 Years ended March 31,
                                           ---------------------------------
                                           1998  1999  2000/(1)/ 2001   2002
                                           ----- ----- --------  ----- ------
   Conventional circuits (thousands)
      NTT.................................   902   822     --       --     --
      NTT East............................    --    --    448      386    342
      NTT West............................    --    --    394      344    306
      NTT Communications..................    --    --     35       27     21
   High-speed digital circuits (thousands)
      NTT.................................   169   228     --       --     --
      NTT East............................    --    --    244      287    310
      NTT West............................    --    --    205      238    261
      NTT Communications..................    --    --     40       47     48
   ATM Circuit
      NTT................................. 1,254 1,509     --       --     --
      NTT East............................    --    --  3,662    7,754 11,195
      NTT West............................    --    --  2,218    4,631  7,850
      NTT Communications..................    --    --  1,549    3,236  4,640

--------
(1) The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

  Data Communications Facility Services

   Operating revenues from data communications facility services, which is included in NTT Group's data communications services segment and which represents 3.3% of operating revenues, decreased by 1.9% in fiscal 2002 to
(Yen)381 billion. This decrease was mainly due to the completion of fee collection in certain large systems.

  Integrated Services Digital Network (ISDN)

   Operating revenues from ISDN services, which is included in NTT Group's regional communications segment and long distance communications and international services segment, increased 2.6% in fiscal 2002 to (Yen)1,109 billion, or 9.6% of operating revenues. NTT Group's ISDN services comprise INS-Net 64 and INS-Net 1500.

   Due to the growing number of fixed rate Internet services in the home, the amount of INS-Net 64 subscribers increased in fiscal 2002. The number of INS-Net 64 subscribers increased 6.9% to approximately 10.2 million, and the number of INS-Net 1500 subscribers decreased 27.0% to approximately 93,000.

   The following table sets forth information regarding NTT Group's ISDN subscribers:

                                                   March 31,
                                         ------------------------------
                                         1998  1999  2000  2001   2002
                                         ----- ----- ----- ----- ------
        INS-Net 64 (thousands).......... 2,286 3,955 6,598 9,562 10,224
           INS-Net 64 Light (thousands).    86   242   486   812    973
        INS-Net 1500 (thousands)........    34    48    82   126     93

  Sale of Telecommunications Equipment

   Operating revenues from the sale of telecommunications equipment fell 6.8% in fiscal 2002 to (Yen)1,376 billion, accounting for 11.9% of operating revenues. The sale of telecommunications equipment is included in

NTT Group's regional communications services segment, long distance communications and international services segment, wireless services segment and other services segment.

   Sales of fixed telephone equipment suffered as a result of, among other factors, a decline in sale prices caused by the sluggish economic conditions and increased competition in the telecommunications equipment market. Due to demand for cellular telephones, the Japanese mobile communications market showed expansion during the fiscal year. However, sales of cellular telephone terminals decreased 2.8% while sales of PHS terminals decreased 6.4% from the previous fiscal year.

  Other Services

   Operating revenues from other services rose 35.1% in fiscal 2002 to
(Yen)2,211 billion, accounting for 19.2% of operating revenues. The other services category consists of certain regional communications services segment businesses, including FLET'S ISDN, FLET'S ADSL and other related services; certain long distance communications and international services segment businesses including digital data exchange, F-Net, OCN services and other related services; certain wireless services segment businesses including i-mode, pocket pager and other related services; certain data communications services segment businesses which include system development services; and certain other services.

   The following table sets forth information regarding NTT Group's subscribers to other services:

                                                  Years ended March 31,
                                             -------------------------------
                                             1998  1999  2000   2001   2002
                                             ----- ----- ----- ------ ------
   FLET'S ISDN (thousands)..................    --    --     3    721  1,304
   FLET'S ADSL (thousands)..................    --    --    --     27    968
   Packet exchange services (thousands).....   477   463   460    790    820
   Frame relay/(1)/ (thousands).............    16    44    75     94     93
   Cell relay/(1)/..........................     4     6   301    851  1,209
   Facsimile network subscribers (thousands) 1,127 1,212 1,307  1,351  1,345
   OCN services (thousands).................   159   478 1,147  2,302  3,039
   i-mode/(2)/ (thousands)..................    --    48 5,603 21,695 32,156
   Pocket pager subscribers (thousands)..... 3,908 2,111 1,444  1,098    827

--------
(1) The calculation method for determining the number of frame relay services and cell relay services was changed in fiscal 2002.
(2) The number of i-mode subscribers includes subscribers to both cellular telephones (32,075 thousand) and FOMA (81 thousand).

   Reflecting an increase in Internet usage, the total number of OCN subscribers increased by 32% to approximately 3,039,000 at the end of fiscal 2002.

   During fiscal 2002, NTT Communications developed an improved line-up of OCN services. It responded to the launch of B-FLET'S, began to offer "OCN Voice Mode" services that can integrate voice and data communications, and launched "Super OCN DSL Access" services targeted at the corporate market to provide high-quality, low-cost broadband access. NTT Communications also boosted competitiveness by offering less expensive rates. OCN service subscribers totaled more than 3 million at the end of fiscal 2002.

   During fiscal 2002, NTT East and NTT West expanded their flat-rate Internet access services and lowered their charges in order to respond effectively to Internet-access needs generated by the rapid shift to broadband and continued price cutting. Specifically, the coverage areas of the current FLET'S ISDN and FLET'S ADSL services have been extended and charges have been lowered. Furthermore, FLET'S ADSL service was expanded in December 2001 with the introduction of a maximum 8 Mbps service. At the end of March 2002, the number of subscribers of FLET'S ISDN and FLET'S ADSL are approximately 1,304,000 and 968,000, respectively.

   In fiscal 2002, NTT DoCoMo Group launched new services such as its AOLi service, which links the mail services of i-mode and AOL, and "i-area," a service that enables users to retrieve information easily pertaining to the customer's neighborhood or location. The total number of i-mode subscribes increased by 48.2% to approximately 32,156,000 at the end of fiscal 2002.

Operating Expenses

   Operating expenses increased 9.3% in fiscal 2002 to (Yen)11,474 billion. This increase was primarily due to the write-downs of goodwill and intangible assets associated with Verio's review of its business plan ((Yen)232 billion) and restructuring charges associated with the structural reforms of NTT Group companies such as NTT East and NTT West ((Yen)639 billion).

   As a result of the above factors, operating income decreased (Yen)773 billion to (Yen)62 billion.

Net Income

   NTT Group suffered a net loss of (Yen)835 billion in fiscal 2002 primarily due to employees severance payments related expenses from structural reforms of NTT East and NTT West and expenses resulting from the write-downs of NTT Group's overseas investments.

Fiscal 2001 compared with fiscal 2000

Operating Revenues

  Telephone Services

   Operating revenues from telephone services decreased 3.5% in fiscal 2001 to
(Yen)6,172 billion, or 54.5%, of operating revenues. Subscribers for cellular telephone services increased, leading to an increase in overall network traffic. However, the continuing trend towards an increase in ISDN subscribers caused the number of fixed-line telephone subscribers to decline.

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

   In fiscal 2001, NTT Group implemented the following rate reductions for telephone subscriber services and ISDN services:

   (a) On April 3, 2000, NTT Communications simultaneously reduced charges for inter-prefectural long-distance calls and international phone calls. In fiscal 2001, this reduction had an impact of (Yen)50 billion on NTT Communications' operating revenue.

   (b) On October 1, 2000, NTT East and NTT West reduced telephone subscriber services and ISDN usage charges for intra-prefectural, inter-city calls in excess of 20 kilometers. In fiscal 2001, this reduction had an impact of (Yen)8 billion and (Yen)7 billion on NTT East's and NTT West's operating revenues, respectively.

   (c) On January 10, 2001, NTT East reduced charge for local call from (Yen)10 per 3 minutes to (Yen)9 per 3 minutes. In fiscal 2001, this reduction had an impact of (Yen)9 billion on NTT East's operating revenues.

   (d) On March 1, 2001, NTT Communications reduced charges for inter-prefectural long-distance calls. In fiscal 2001, this reduction had an impact of (Yen)3 billion on NTT Communications' operating revenues.

  (ii) Cellular Services

   During fiscal 2001, the market in Japan for cellular telephones continued to expand and the total number of cellular telephone subscribers increased by 19.2% to reach a new high of 60.9 million. NTT DoCoMo Group's cellular services subscribers grew to approximately 36 million subscribers as of March 31, 2001, a 22.7% increase over fiscal 2000.

 (iii) PHS Services

   Due to NTT DoCoMo Group's strategy such as the marketing of the data transmission capabilities and the introduction of data-card PHS "P-in," the number of PHS subscribers rose 25.8% over the previous fiscal year to 1.81 million.

   The PHS businesses operated at a loss in fiscal 2001.

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

   The number of high-speed digital circuits of NTT East and NTT West was approximately 287 million and 238 million, respectively, at the end of fiscal 2001, and the number of conventional leased circuits of NTT East and NTT West was approximately 386,000 and 344,000, respectively.

   On October 1, 2000, NTT East and NTT West introduced discount plans and reduced usage charges for certain high speed digital transmission and ATM leased circuit services. These reductions resulted in declines of (Yen)3 billion and (Yen)2 billion on NTT East's and NTT West's operating revenues, respectively.

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

  Data Communications Facility Services

   Operating revenues from data communications facility services decreased by 2.3% in fiscal 2001 to (Yen)388 billion. This decrease was due to fee reductions in services such as "ANSER," by NTT DATA and also completion of fee collection in certain large systems.

  Integrated Services Digital Network (ISDN)

   Operating revenues from ISDN services increased 32.1% in fiscal 2001 to
(Yen)1,082 billion, or 9.6% of operating revenues. NTT Group's ISDN services comprise INS-Net 64 and INS-Net 1500.

   Due to the growing number of fixed rate Internet services in the home, the amount of ISDN subscribers increased in fiscal 2001. The number of INS-Net 64 subscribers soared 44.9% to approximately 9.6 million, and the number of INS-Net 1500 subscribers increased 53.7% to approximately 126,000.

  Sale of Telecommunications Equipment

   Operating revenues from the sale of telecommunications equipment rose 29.8% in fiscal 2001 to (Yen)1,477 billion, accounting for 13.0% of operating revenues.

   However, sales of cellular and PHS terminals equipment decreased 2.8% and 6.4%, respectively.

  Other Services

   Operating revenues from other services rose 55.5% in fiscal 2001 to
(Yen)1,636 billion, accounting for 14.4% of operating revenues.

   Reflecting an increase in Internet usage, the total number of OCN subscribers increased by 100.7% to approximately 2,302,000 at the end of fiscal 2001.

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

   Within frame relay services, NTT Communications expanded large-scale user discount schemes for its Super Relay FR during fiscal 2001. As a result, the number of subscribers increased 32.0% to approximately 99,000 at the end of fiscal 2001.

Operating Expenses

   Operating expenses increased 9.8% in fiscal 2001 to (Yen)10,493 billion. The total number of employees continued to decrease 0.8% to approximately 222,000 in fiscal 2001. However, an increase in the recording of special lump sum payments for voluntary retirement led to an increase in personnel expenses of
(Yen)69 billion to (Yen)2,470 billion.

   Depreciation, amortization and maintenance costs increased by 2.3% or
(Yen)77 billion to (Yen)3,471 billion. This is mainly due to an increase in amortization charges due to the commencement during this term of amortization of goodwill including the amortization of the goodwill related to the acquisition of Verio.

   Other operating expenses increased (Yen)788 billion to (Yen)4,552 billion due mainly to an increase in fees paid to agents and handset marketing costs resulting from the sharp increase in NTT DoCoMo Group subscribers.

   As a result of the above factors, operating income increased (Yen)11 billion, or 1.3%, to (Yen)835 billion.

Net Income

   Net income in fiscal 2001 showed a substantial increase of 78.5% to (Yen)534 billion. The primary factors were the recording of fluctuations in equity accompanying NTT DoCoMo's public subscription capital increases as income from sale of shares in NTT DoCoMo and the proceeds from the sale of shares in Photonic Integration Research, Inc. Net income in fiscal 2000 decreased 46.1% to (Yen)299 billion from the previous fiscal year as a result of the sale of NTT DoCoMo shares in fiscal 1999 partially offset by the one-time loss of (Yen)462 billion stemming from NTT's discontinuation of its application of SFAS 71 in fiscal 1999.

Liquidity and Capital Resources

Fiscal 2002 compared with fiscal 2001

Financing and Capital Resources

   Net cash provided by operating activities in fiscal 2002 amounted to
(Yen)2,313 billion compared with (Yen)3,009 billion in fiscal 2001, reflecting, in part, a decrease in deferred taxes in fiscal 2002.

   Net income decreased (Yen)1,368 billion from (Yen)534 billion in fiscal 2001 to a loss of approximately (Yen)835 billion in fiscal 2002, but after considering non-cash items such as cumulative effect of accounting changes, write- downs of goodwill and intangible assets and equity in losses of affiliated companies, the decrease in net income was not as significant.

   NTT Group used cash provided by operating activities to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends. Net cash used in investing activities in fiscal 2002 was (Yen)2,376 billion compared with (Yen)5,067 billion in fiscal 2001. This decrease was primarily from a decrease in payments for purchase of investments and capital investments for fixed-line telephone services.

   Cash provided by financing activities amounted to (Yen)457 billion in fiscal 2002 compared with (Yen)1,774 billion in fiscal 2001. This decrease was primarily from a decrease in equity financing in fiscal 2002. The total amount of capital raised in fiscal 2002 from issues of long-term debt was (Yen)1,752 billion. This sum included corporate bond offerings denominated in both yen and U.S. dollars. There was also a net decrease in short-term borrowings and other of (Yen)371 billion in fiscal 2002. For a further description of NTT Group's debt, see Note 10 to the Consolidated Financial Statements.

   The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholder's equity stood at 116.0% on March 31, 2002 compared with 91.8% at the previous fiscal year-end.

   NTT Group believes available cash from operations, future borrowings NTT Group will make from banks and other financial institutions, or future offerings of equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group's currently anticipated capital and other expenditure requirements and to satisfy NTT Group's debt service requirements. The actual amount of NTT Group's financing requirements will depend on its future performance, market conditions and other factors, including those discussed under Item 3 "Key Information--Risk Factors" herein, many of which are beyond NTT's control and therefore cannot be predicted with certainty. NTT Group believes that even if cash flow from operating activities is temporarily reduced, it will still have sufficient liquidity from cash flow and other sources.

Liquidity

   As of March 31, 2002, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of (Yen)1,319 billion compared with (Yen)901 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Capital Investments

   Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2002 were (Yen)2,292 billion compared with (Yen)2,666 billion in fiscal 2001, reflecting, primarily, a decrease in investments for fixed-line telephone services. Investments consisted principally of opticalization of access networks and the expansion and upgrading of IP services such as ADSL or OCN, and mobile communications including i-mode and the 3G system.

   As a rule, all new investments in fixed-line telephone networks and fixed-line operation systems will be halted and funds will be redirected towards accelerating the development of IP networks. This strategy will be aimed at using IP technologies to promote the integration of networks.

Contractual Obligations

   The following table summarizes NTT's existing contractual obligations for future debt repayments as of March 31, 2002:

                                                         Payments Due by Period
                                        ---------------------------------------------------------
                                                            (in millions yen)
                                         Less than
Contractual Obligations      Total        1 year       1-3 years      4-5 years    After 5 years
-----------------------  -------------- ------------ -------------- -------------- --------------
Long-Term Debt.......... (Yen)6,200,278 (Yen)755,112 (Yen)1,879,310 (Yen)1,070,028 (Yen)2,495,828
   Bonds................      3,073,064      344,577        454,699        596,432      1,677,356
   Unsecured Bank Loans.      3,127,214      410,535      1,424,611        473,596        818,472
Total................... (Yen)6,200,278 (Yen)755,112 (Yen)1,879,310 (Yen)1,070,028 (Yen)2,495,828

   As of March 31, 2002, NTT Group had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)290 billion, principally reflecting capital investments for fiscal 2003. NTT Group expects to fund such commitments with cash provided by operating activities.

Fiscal 2001 compared with fiscal 2000

Financing and Capital Resources

   Net cash provided by operating activities in fiscal 2001 amounted to
(Yen)3,009 billion compared with (Yen)2,796 billion in fiscal 2000, reflecting, in part, an increase in net income due to the increase in gains on sales of subsidiary stock which amounted to (Yen)517 billion and a decrease in accrued consumption tax in fiscal 2001. NTT Group used this cash to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends. Net cash used in investing activities in fiscal 2001 was (Yen)5,067 billion compared with (Yen)2,934 billion in fiscal 2000. Net cash used in investments activities in fiscal 2001 was affected by the purchase by NTT Communications of Verio in a transaction valued at approximately U.S.$5.2 billion, the investments by NTT DoCoMo in: (i) KPN Mobile in a transaction valued at approximately U.S.$3.8 billion, (ii) Hutchison 3G UK in a transaction valued at approximately U.S.$1.7 billion, (iii) AT&T Wireless in a transaction valued at approximately U.S.$9.8 billion, and (iv) KG Telecom in a transaction valued at U.S.$520 million.

   In fiscal 2000, NTT paid a special dividend of (Yen)5,000 per Share in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo and repurchased 77,410 Shares of its common stock at an aggregate cost of approximately (Yen)120 billion. Net cash provided by financing activities also reflected an increase of (Yen)497 billion in short-term borrowings in fiscal 2001 versus an increase of (Yen)144 billion in short-term borrowings in fiscal 2000, and proceeds from issuance of stock of NTT DoCoMo amounting to (Yen)281 billion. A major part of the increase of short-term borrowing was due to the investment in Verio by NTT Communications and in AT&T Wireless by NTT DoCoMo. NTT's policy is to control outstanding debt while realizing more efficient sources of funds in domestic and overseas capital markets.

   The total amount of capital raised in fiscal 2001 from issues of long-term debt was (Yen)1,015 billion. This sum included corporate bond offerings denominated in both yen and euros. For a further description of NTT Group's debt, see Note 11 to the Consolidated Financial Statements.

   The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholder's equity stood at 91.8% on March 31, 2001 compared with 91.7% at the previous fiscal year-end.

Liquidity

   As of March 31, 2001, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of (Yen)901 billion compared with (Yen)1,155 billion a year earlier.

Capital Investments

   Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2001 were (Yen)2,666 billion compared with (Yen)2,729 billion in fiscal 2000. Investments consisted principally of the expansion and upgrading of ISDN, OCN, frame relay and mobile communications including i-mode, the 3G system and other multimedia services and the opticalization of access networks, and international investments.

   As of March 31, 2001, NTT had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)465 billion ($3,782 million), principally reflecting capital investment expenditures for fiscal 2002.

Research and Development

   NTT believes that its investment in R&D and development is important to allow it to develop new products and services and to remain competitive. For the fiscal 2002, fiscal 2001 and fiscal 2000 R&D expenses amounted to
(Yen)390.9 billion, (Yen)406.0 billion and (Yen)357.6 billion or 3.4%, 3.6% and 3.4% of operating revenues, respectively.

   In line with the growth in demand for Internet access, both via cellular telephones and personal computers, and amid rising demand for broadband communications using ADSL technology or optical fiber, the information sharing market continues to expand rapidly. Against such a backdrop, NTT has conducted fundamental R&D programs into technologies that are the foundation for information sharing.

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

   The regional communications services segment include:

   (i) intra-prefectural telephone services (excluding cellular services and PHS services);

  (ii) telegraph services;

(iii)  leased circuit services;

  (iv) ISDN services; and

   (v) other related services (including Internet access services).

   The long distance communications and international services segment includes:

   (i) inter-prefectural and international telephone services (excluding cellular services and PHS services);

  (ii) telegraph services;

 (iii)  leased circuit services;

  (iv) ISDN services; and

   (v) other related services (including OCN and frame relay services).

   The wireless services segment, provided by NTT DoCoMo Group, includes:

   (i) cellular services;

  (ii) PHS services;

 (iii)  pocket pager services; and

  (iv) other related services.

   The data communications services segment, provided by NTT DATA, includes:

   (i) data communications facility services;

  (ii) system integration services; and

 (iii)  other related services.

   The other services segment, provided by NTT and other NTT consolidated subsidiaries, primarily within NTT Group itself includes:

   (i) fundamental research activities;

  (ii) the management of telecommunications facilities;

 (iii)  the sale and maintenance of telecommunications equipment;

  (iv) the rental of real estate;

   (v) the sale of telephone cards; and

  (vi) certain other services.

   See Note 16 to the Notes to the Consolidated Financial Statements.

   The following is a summary of information for each segment in fiscal 2002 compared with fiscal 2001.

  Regional Communications Services Segment

   Operating revenues from the regional communications services segment decreased 8.3% to (Yen)4,943 billion. Data-related demand, including ISDN services, and internet access services such as FLET'S ADSL, generated by increased demand for Internet access could not offset the decline in the number of telephone subscriber lines, a reduction in interconnection charges paid by NCCs, intensified competition and rate reductions generated by the introduction of MYLINE services. The fixed-line telephone market contracted amid the shift toward fixed-price services such as ADSL and mobile services, intensified price competition and the sluggish Japanese economy.

   Operating income from the regional communications services decreased
(Yen)620 billion to a loss of (Yen)728 billion primarily because of restructuring charges associated with the structural reform plan and similar charges. For fiscal 2002, NTT recorded restructuring charges totaling (Yen)556 billion primarily associated with the implementation of the structural reform of NTT East and NTT West in the regional communications services segment.

  Long Distance Communications and International Services Segment


   Operating revenues from long distance communications and international services decreased 5.9% to (Yen)1,282 billion because of the decreased rates of telephone services. Despite decreases in access charges and other charges, operating income from long distance communications and international services decreased 33.0% to (Yen)56 billion primarily due to decreased rates for telephone services and increased marketing costs relating to MYLINE.

  Wireless Services Segment

   Operating revenues from the wireless services segment increased 10.7% to
(Yen)5,167 billion. Operating income from the wireless services segment increased 27.5% to (Yen)1,014 billion. These increases were due to an increase in the number of cellular telephone subscribers caused by demand for multimedia services, such as i-mode.

  Data Communications Services Segment

   Operating revenues from the data communications services segment increased 1.9% to (Yen)802 billion as a result of the growth in operation and maintenance services for logged data communication systems purchased by financial and telecom businesses in fiscal 2001. This growth was partially offset by the fact that while there were orders for large scale systems in fiscal 2001, there were no such orders in fiscal 2002. Operating income from the data communications services segment decreased 3.7% to (Yen)54 billion because of no large scale systems being completed and no new orders in connection with financial reorganizations in fiscal 2002.

  Other Services Segment

   Operating revenues from the other services segment decreased 3.6% to
(Yen)2,053 billion. Operating income from other services decreased from a loss of (Yen)142 billion to a loss of (Yen)447 billion due to Verio's write-down of its goodwill and restructuring charges and other factors.

ITEM 6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

   The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT's annual meeting, the most recent of which was held on June 27, 2002.

   On June 27, 2002, the registrant held an ordinary general meeting of shareholders. At the meeting shareholders approved appropriation of unappropriated retained earnings for the fiscal year ended March 31, 2002, a share repurchase, a partial modifications to NTT's Articles of Incorporation, the election of 12 directors and the payment of certain retirement benefits for retiring directors.

   The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 28, 2002:

                                            Principal occupation and                 Date Current  Shares    Date First
       Name (age)             Title          other responsibilities    Date of Birth  Term Ends   Owned/(1)/ Appointed
       ----------        ---------------- ---------------------------- ------------- ------------ ---------  ----------
Representative Directors

  Norio Wada............ President        Chief Executive Officer      Aug 16, 1940   June 2004     21.24    June 1992
    (61)
  Haruki Matsuno........ Senior Executive In charge of information     Jan 24, 1937   June 2004     13.00    June 2000
    (65)                 Vice President   strategy
  Hiromi Wasai.......... Senior Executive In charge of technological
    (55)                 Vice President   strategy                     Aug 25, 1946   June 2004     10.00    June 1999
  Toyohiko Takabe....... Senior Executive In charge of business
    (55)                 Vice President   strategy                     Jan 9, 1947    June 2004     11.08    June 1999

Directors

  Satoru Miyamura....... Executive Vice   Director of Department IV,   Nov 26, 1946   June 2004      8.00    June 2000
    (55)                 President        President of NTT Capital
                                          (U.K.) Limited and Senior
                                          Vice President of NTT
                                          Leasing Co., Ltd
  Yuji Inoue............ Senior Vice      Director of Department III   Oct 19, 1948   June 2004      5.04    June 2002
    (53)                 President
  Shin Hashimoto........ Senior Vice      Director of Department II,   Sep 6, 1949    June 2004      5.02    June 2002
    (52)                 President        NTT COMWARE
                                          CORPORATION and
                                          Corporate Auditor of NTT
                                          Broadband Initiative, Inc.
  Masaki Mitsumura...... Senior Vice      Director of Department V,    Nov 4, 1949    June 2004     10.06    June 2002
    (52)                 President        NTT East, and NTT Urban
                                          Development Co.
  Hiroo Unoura.......... Senior Vice      Director of Department I and Jan 13, 1949   June 2004      7.00    June 2002
    (53)                 President        NTT West
  Jun-ichiro Miyazu..... Chief Executive  --                           Jan 2, 1936    June 2004     33.36    June 1987
    (66)                 Counselor,
                         Member of the
                         Board
  Takashi Imai.......... Director         Chairman and                 Dec 23, 1929   June 2004      4.02    July 1999
    (72)                                  Representative Director of
                                          Nippon Steel Corporation
  Yotaro Kobayashi...... Director         Chairman and                 Apr 25, 1933   June 2004      0.00    July 1999
    (69)                                  RepresentativeDirector of
                                          Fuji Xerox Co.,Ltd.
Corporate Auditors

  Takao Nakajima/(2)/... Full-time                     --              July 7, 1938   June 2003      7.00    June 2000
    (64)                 Corporate
                         Auditor
  Masao Iseki........... Full-time                     --              Sep 24, 1938   June 2003     10.00    June 2001
    (63)                 Corporate
                         Auditor
  Keisuke Sada.......... Corporate                     --              Sep 18, 1935   June 2003     10.14    June 1998
    (66)                 Auditor
  Hideaki Toda/(2)/..... Corporate                     --              Aug 15, 1934   June 2003     11.22    July 1999
    (67)                 Auditor
Chief Executive Officers of Principal Subsidiaries

  Satoshi Miura......... President, NTT                --              Apr 3, 1944    June 2004     16.20    June 2002
    (58)                 East
  Michitomo Ueno........ President, NTT                --              Nov 2, 1944    June 2004     18.04    June 2002
    (57)                 West
  Masanobu Suzuki....... President, NTT   Director of Verio Inc.       Oct 13, 1941   June 2004     18.18    June 1999
    (60)                 Communications
  Keiji Tachikawa....... President, NTT                --              May 27, 1939   June 2004     13.18    June 1998
    (63)                 DoCoMo
  Toshiharu Aoki........ President, NTT                --              Mar 21, 1939   June 2003     22.24    June 1999
    (63)                 DATA

--------
(1) NTT Shares owned as of June 28, 2002.
(2) Standing Corporate Auditor.

   Norio Wada joined NTT in April 1964. He became a Senior Vice President and General Manager of Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters of NTT. In June 1997, he became Executive Vice President and Senior Executive Manager of Affiliated Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters and Executive Manager of NTT-Holding Organizational Office of NTT. In January 1999, he became an Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of NTT. He then became a Senior Executive Vice President of NTT in July 1999. In June 2002, he was elected the President of NTT.

   Haruki Matsuno joined the MPT in April 1960. He became a Vice Minister of the MPT in July 1994. In August 1997, he became the Chairman of the Postal Savings Promotion Society. In June 2000, he joined NTT and became a Senior Executive Vice President of NTT.

   Hiromi Wasai joined NTT in April 1969. In July 1999, he became a Senior Vice President of NTT. In June 2002, he was elected a Senior Executive Vice President of NTT.

   Toyohiko Takabe joined NTT in July 1969. He became a Senior Vice President and Director of Department V of NTT in July 1999. He was elected a Senior Executive Vice President of NTT in June 2002.

   Satoru Miyamura joined the MOF in July 1969. He became a Dispatched Official (Vice President of International Bank for Reconstruction and Development) for the MOF in June 1998. In June 2000, he joined NTT as a Senior Vice President and Director of Department IV. He has been the President of NTT CAPITAL (U.K.) LIMITED since June 2000. In June 2002, he was elected an Executive Vice President and Director of Department IV of NTT.

   Yuji Inoue joined NTT in April 1973. He became a Senior Vice President of NTT Data Corporation in January 2001. In June 2001, he became a Senior Vice President and Senior Executive Manager of Development Headquarters of NTT Data Corporation. He became a Senior Vice President and Senior Executive Manager of Technical Development Headquarters of NTT Data Corporation in April 2002. In June 2002, he was elected a Senior Vice President and Director of Department III of NTT.

   Shin Hashimoto joined NTT in April 1973. He became an Executive Manager of the Plant Planning Department of NTT East Provisional Headquarters of NTT in January 1999. He became an Executive Manager of the Plant Planning Department of NTT East in July 1999. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department II of NTT.

   Masaki Mitsumura joined NTT in April 1972. He became a Vice President, Executive Manager of the Personnel Department, General Manager of the Payroll Operations Center and General Manager of the Medical and Health Administration Center of NTT East and a Vice President of NTT East in July 2001. In May 2002, he became a Vice President, Executive Manager of the Personnel Department, Executive Manager of the General Affairs Department and General Manager of the Medical and Health Administration Center of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT.

   Hiroo Unoura joined NTT in April 1973. He became a Senior Manager of Department V of NTT-Holding Provisional Headquarters of NTT in January 1999. In July 1999, he became a Senior Manager of Department V of NTT. He then became a Deputy General Manager of the Tokyo Branch of NTT East in September 2000. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT.

   Jun-ichiro Miyazu joined NTT in April 1958. He became a Senior Vice President and Senior Executive Manager of the Telecommunications Network Sector of NTT in June 1987. In June 1988, he became an

Executive Vice President and Senior Executive Manager of the Telecommunications Network Sector of NTT. He also became an Executive Vice President and Senior Executive Manager of the Engineering Strategy Planning Headquarters of NTT in June 1990. He then became an Executive Vice President and Senior Executive Manager of the Network Engineering Headquarters of NTT in February 1991. He became a Senior Executive Vice President and Senior Executive Manager of Network Engineering Headquarters of NTT in June 1992 and a Senior Executive Vice President and Senior Executive Manager of Service Engineering Headquarters of NTT in July 1993. In February 1994, he became a Senior Executive Vice President and Senior Executive Manager of Service Engineering Headquarters and Executive Manager of Multimedia Planning and Promotion Office of NTT. He served as a Senior Executive Vice President and Executive Manager of Multimedia Planning and Promotion Office of NTT in June 1995 and became a Senior Executive Vice President and Senior Executive Manager of Multimedia Service Promotion Headquarters of NTT in July 1995. In June 1996, he became the President of NTT. He was elected a Chief Executive Counselor, Member of the Board of NTT in June 2002.

   Takashi Imai joined Fuji Steel Corporation in April 1952. He has been the Chairman of Nippon Steel Corporation since April 1998. He joined NTT as a Director in July 1999.

   Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. He has been the Chairman of Fuji Xerox Co., Ltd. since January 1992. He has been Chairman of KEIZAI DOYUKAI (Japan Association of Corporate Executives). He joined NTT as a Director in July
1999.

   Takao Nakajima joined the Board of Audit in April 1963. He became a Deputy Secretary General of Board of Audit in February 1995. He became a Secretary General of Board of Audit in June 1996, and an Adviser to the Board of Audit and an Adviser to Kitano-gumi Corporation in June 1998. In June 2001, he was elected a full-time Corporate Auditor of NTT.

   Masao Iseki joined NTT in April 1961. He became a Vice President and Senior Manager of the Affiliated Companies Headquarters of NTT in June 1988 and a Vice President and Deputy Senior Executive Manager of the Research and Development Headquarters of NTT in April 1989. He then became a Vice President and Deputy Senior Executive Manager of the Telecommunications Business Support
Headquarters of NTT in July 1990. In February 1991, he became a Vice President and Executive Manager of the Telecommunications Service Department of NTT, and in June 1991, he became a Senior Vice President and Executive Manager of the Telecommunications Service Department of NTT. He became a Senior Vice President and Executive Manager of the Service Management Department of NTT in July 1993. He became the President of NTT Telemarketing, Inc (now NTT Solco Corporation) in June 1994. In June 2001, he was elected a full-time Corporate Auditor of NTT.

   Keisuke Sada joined NTT in April 1960. He became a Vice President and Executive Manager of the Public Relations Department of NTT in June 1986 and a Vice President and General Manager of Chugoku Telecommunications Service Region of NTT in June 1988. In April 1989, he became a Vice President and General Manager of the Chugoku Regional Communications Sector of NTT. He became a Senior Vice President and General Manager of the Chugoku Regional Communications Sector of NTT in June 1990 and a Senior Vice President and Deputy Senior Executive Manager of the Advanced Telecommunications Services Sector of NTT in June 1991. In July 1991, he became a Senior Vice President and Deputy Senior Executive Manager of the Mobile Communications Sector of NTT. In May 1992, he became a Senior Executive Vice President of NTT Mobile Communications Network, Inc. (now NTT DoCoMo) and a Senior Executive Vice President and Senior Executive Manager of the Pager Business Reinforcement Headquarters of NTT Mobile Communications Network, Inc. in April 1995. In June 1998, he became a full-time Corporate Auditor of NTT. In June 2002, he was elected a Corporate Auditor of NTT.

   Hideaki Toda joined NTT in April 1958. He became a Vice President and Executive Manager of the Coordination and Liaison Department of the General Planning Headquarters of NTT in June 1986 and a Senior Vice President and Executive Manager of the Affiliated Companies Headquarters of NTT in June 1988. In June

1990, he became a Senior Vice President and Executive Manager of the International Affairs Department of NTT, and in June 1992, he became the President of Nippon Information and Communication Corporation. He has been a Corporate Auditor of NTT since July 1999.

Compensation

   The aggregate compensation, including other benefits in kind, NTT paid to the directors (who include the executive officers) and corporate auditors, being altogether 15 persons as of March 31, 2002, during fiscal 2002 was
(Yen)263 million and (Yen)55 million, respectively. The bonuses NTT paid to the directors and corporate auditors out of retained earnings for fiscal 2002 were
(Yen)28 million and (Yen)7 million, respectively. In accordance with customary Japanese business practices, a retiring/resigning director or corporate auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In fiscal 2002, such retirement payments in the amount of (Yen)5 million were made to one resigning director and one corporate auditor.

Employees

   NTT and its consolidated subsidiaries had approximately 213,000 employees at March 31, 2002. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

                                Total Employees
                              As of March 31, 2002
                    ----------------------------------------
                    NTT.............................   3,150
                    NTT East........................  48,250
                    NTT West........................  50,450
                    NTT Communications..............   7,450
                    NTT DATA........................  14,650
                    NTT DoCoMo Group................  19,700
                    Other NTT consolidated companies  69,350
                                                     -------
                       Total........................ 213,000

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

   On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal 2003. Of this amount, it is expected that approximately 6,500 employees would be transferred to other NTT Group companies. Among these 6,500 employees, approximately 5,150 employees were transferred by the end of March 2002.

   In September 2000, NTT, NTT East and NTT West decided to implement a voluntary early retirement program covering a total of approximately 6,500 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management. This rationalization is a response to adverse business conditions resulting from intense competition and other factors in the telecommunications industry. In fiscal 2002, approximately 14,500 employees applied for this program, of which approximately 4,400 will retire in fiscal 2003.

Share Ownership

   As of March 31, 2002, the members of the board of directors of NTT as a group owned 187.16 Shares or approximately 0.0012% of the issued and outstanding Shares.

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

   The NTT Employee Shareholding Association is an association for employees of NTT, NTT East, NTT West and NTT Communications and other NTT Group companies. Through this association, employees of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. The companies contribute matching funds equivalent to 8% of the amount contributed. NTT DoCoMo and NTT DATA also have a similar employee shareholding association for the purchase of NTT DoCoMo and NTT DATA stock, respectively.

ITEM 7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

   The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance. See "Item 4--Information on the Company--Regulation." NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See "Item 4--Information on the Company--Relationship with the Government."

   As of March 31, 2002, the Government owned 7,413,823.26 Shares or approximately 45.95% of the issued and outstanding Shares. See Note 1 to the Consolidated Financial Statements.

                                     As of March 31, 2002
                      -------------------------------------------------
                        Identity of Person        Amount of   Percent of
       Title of Class        or Group            Shares Owned   Class
       -------------- ------------------         ------------ ----------
        Common stock.    Government of Japan     7,413,823.26    45.95%
                         (Minister of Finance)
        Common stock.    Directors and officers        187.16   0.0012%
                         as a group (11 persons)

   On March 31, 2002, approximately 50,043,600 ADSs (equivalent to 250,218 Shares, or approximately 1.6% of the total number of Shares outstanding on that date) were outstanding and were held by 343 record holders of ADRs (including 326 record holders in the United States holding 50,041,772 ADSs).

Related Party Transactions

  Details of transactions between NTT and its major subsidiaries

   In the ordinary course of its business, NTT provides group management services and fundamental R&D activities to its consolidated subsidiaries. In fiscal 2002, NTT recognized operating revenues of (Yen)231 billion related to such business transactions with its subsidiaries, comprised of
(Yen)92 billion and (Yen)89 billion from NTT East and NTT West, respectively,
(Yen)26 billion from NTT Communications and (Yen)18 billion from NTT DoCoMo.

   NTT also enters into non-business transactions (i.e., transactions incidental to the above mentioned business transactions, e.g., rentals of properties) with its subsidiaries from time to time. In fiscal 2002, the total net value of such non-business transactions totaled (Yen)114 billion, comprised of (Yen)35 billion from NTT East, (Yen)27 billion from NTT West, (Yen)20 billion from NTT Communications and (Yen)10 billion from NTT Comware.

   In fiscal 2002, the total net value of business and non-business related transactions between NTT and NTT DoCoMo was (Yen)19 billion, comprised of
(Yen)11 billion for basic R&D services and (Yen)2 billion for management services.

   In fiscal 2002, the total net value of business and non-business related transactions between NTT and NTT DATA was (Yen)3 billion mostly covering basic research and system development services.

   In fiscal 2002, NTT recognized operating expenses in business transactions with its subsidiaries of (Yen)67 billion, including payments of
(Yen)18 billion, (Yen)9 billion and (Yen)7 billion to NTT Advanced Technology, NTT Software and NTT Comware, respectively.

   As of March 31, 2002, NTT had short term and other loans outstanding in the aggregate principal amount of (Yen)117 billion, (Yen)110 billion,
(Yen)51 billion and (Yen)4 billion to NTT East, NTT West, NTT Communications, and NTT DoCoMo and 78 other subsidiaries, respectively. The total amount of short term borrowings from NTT by subsidiaries outstanding as of March 31, 2002 decreased (Yen)301 billion from such amount outstanding as of March 31, 2001.

   As of March 31, 2002, NTT had long term and other loans outstanding in the aggregate principal amounts of (Yen)1,013 billion, (Yen)1,235 billion,
(Yen)1,016 billion and (Yen)274 million to NTT East, NTT West, NTT Communications, and NTT DoCoMo and 78 other subsidiaries, respectively. The total amount of long term loans from NTT by its subsidiaries outstanding as of March 31, 2002 increased by (Yen)959 billion from such amount outstanding as of March 31, 2001.

   As of March 31, 2002, NTT was liable to its subsidiaries for short term debts of (Yen)31 billion in total, a decrease of (Yen)86 billion from the total amount of such borrowings outstanding as of March 31, 2001, including
(Yen)8 billion for an amount in arrears owed to NTT Software.

  Details of transactions among NTT's subsidiaries

   NTT Group companies have entered into various transactions within NTT Group in its business such as sales of telecommunications equipment and management and maintenance of data communications facility services. In fiscal 2002, NTT East paid business expenses to NTT-ME, NTT Directory Service, NTT-ME TOHOKU and NTT-ME HOKKAIDO in the amount of (Yen)205 billion, (Yen)59 billion,
(Yen)47 billion and (Yen)30 billion, respectively. NTT West paid business expenses to NTT-ME KANSAI, NTT-ME KYUSHU, NTT-ME TOKAI and NTT-ME CHUGOKU in the amount of (Yen)83 billion, (Yen)63 billion, (Yen)63 billion and
(Yen)44 billion, respectively.

  Details of transactions between NTT Group and other affiliated companies

   NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

   Transactions with other affiliated companies for each of the three years in the period ended March 31, 2002 and the related balances at March 31, 2000, 2001 and 2002 were as follows:

                                   Years ended March 31,
                    ----------------------------------------------------
                        2000         2001         2002         2002
                    ------------ ------------ ------------ -------------
                              (millions of yen)            (millions of
                                                           U.S. dollars)
        Sales...... (Yen) 97,552 (Yen)100,956 (Yen) 85,676    $  644
        Purchases.. (Yen)485,563 (Yen)682,240 (Yen)615,094    $4,625
        Receivables           -- (Yen) 56,242 (Yen) 98,373    $  740
        Payables...           -- (Yen)194,808 (Yen)161,654    $1,215

   Intercompany loans that NTT has extended to its affiliated companies amount to (Yen)3,490 billion and the maturity date range from fiscal 2003 to fiscal 2017.

   Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 were (Yen)808 million, (Yen)691 million and (Yen)6,247 million, respectively.

  Details of transactions between NTT Group companies and other related parties

   In fiscal 2002, NTT DATA paid an annual fee of (Yen)6 million to Akasaka Natural Vision Research Center, whose chairman, Mr. Naoshi Nakamura, is also a member of the board of directors of NTT DATA.

   NTT DoCoMo entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 29,
2001) of which, Yoshiaki Aigami, is also one of directors of NTT DoCoMo. He replaced as Chairman, Kazushige Sakou, who retired as one of NTT DoCoMo's directors in June 2001. The contracts were entered into on terms similar to those made with third parties. As of March 31, 2001, In-Tunnel Cellular Association owes NTT DoCoMo (Yen)2,676 million in connection with those contracts.

ITEM 8--FINANCIAL INFORMATION

Consolidated Financial Information

   See "Item 18--Financial Statements" and pages F-1 through F-48.

Other Financial Information

Legal Proceedings

   In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's consolidated financial statements.

ITEM 9--THE OFFER AND LISTING

Trading Markets

   The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

   The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index

("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of March 7, 2002, stocks of 1,504 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                               TSE                            Closing        Closing Nikkei
                         Price per Share   Average daily       TOPIX          Stock Average
                       -------------------    trading    ----------------- -------------------
                         High       Low       volume       High     Low      High       Low
                       --------- --------- ------------- -------- -------- --------- ---------
                                            (number of
                         (yen)     (yen)      shares)    (points) (points)   (yen)     (yen)
Fiscal Period
   1998............... 1,240,000   836,000    9,813.17   1,560.28 1,120.61 20,911.00 14,546.00
   1999............... 1,280,000   819,000    9,393.36   1,280.73   980.11 16,756.90 12,787.90
   2000............... 1,940,000 1,130,000   19,685.85   1,754.78 1,292.07 20,809.79 15,813.40
   2001............... 1,630,000   691,000   17,624.32   1,732.45 1,161.97 20,833.21 11,433.88
   2002...............   902,000   375,000   23,852.57   1,440.97   922.51 14,556.11  9,382.95
2001 Quarterly Periods
   First Quarter...... 1,630,000 1,180,000   16,419.30   1,732.45 1,504.93 20,833.21 15,870.25
   Second Quarter..... 1,600,000 1,040,000   15,679.57   1,613.89 1,439.43 17,661.11 15,394.71
   Third Quarter...... 1,220,000   813,000   18,665.03   1,512.20 1,255.16 16,192.78 13,182.51
   Fourth Quarter.....   901,000   691,000   19,797.15   1,337.63 1,161.97 14,186.62 11,433.88
2002 Quarterly Periods
   First Quarter......   902,000   625,000   22,954.00   1,440.97 1,254.19 14,556.11 12,511.66
   Second Quarter.....   705,000   456,000   17,426.40   1,293.42   990.80 12,929.66  9,382.95
   Third Quarter......   600,000   383,000   28,982.52   1,107.83   988.98 11,186.75  9,604.09
   Fourth Quarter.....   542,000   375,000   23,309.55   1,125.43   922.51 12,034.04  9,420.85
2002 Monthly Periods
   January............   467,000   377,000   23,788.89   1,055.14   964.75 10,979.92  9,843.12
   February...........   427,000   375,000   19,973.05   1,013.80   922.51 10,798.67  9,420.85
   March..............   542,000   418,000   34,723.85   1,125.43 1,030.17 12,034.04 10,540.31
   April..............   531,000   453,000   25,433.20   1,105.91 1,053.46 11,812.99 10,896.12
   May................   583,000   473,000   31,175.90   1,139.43 1,071.89 12,081.43 11,250.86
   June...............   596,000   471,000   26,202.35   1,133.75   983.48 11,905.16 10,060.72

   On July 1, 2002, the last traded price of the Shares on the TSE was
(Yen)502,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were (Yen)1,028.63 and (Yen)10,595.44, respectively.

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

   On March 31, 2002, approximately 50,043,600 ADSs (equivalent to 250,218 Shares, or approximately 1.6% of the total number of Shares outstanding on that date) were outstanding and were held by 343 record holders of

ADRs (including 326 record holders in the United States holding 50,041,772
ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange composite tape.

                                        NYSE
                                     Price per ADS
                                     -------------  Average daily
                                     High    Low    trading volume
                                     -----  -----  ----------------
                                     ($)     ($)   (number of ADSs)
              Fiscal Periods
              --------------
                 1998............... 52.00  34.50       27,058
                 1999............... 49.88  31.00       25,230
                 2000............... 89.25  47.00      117,545
                 2001............... 73.94  29.00      181,077
                 2002............... 37.35  14.01      230,287
              2001 Quarterly Periods
                 First quarter...... 68.38  60.06       86,842
                 Second quarter..... 73.94  49.00      104,098
                 Third quarter...... 53.50  35.69      231,898
                 Fourth quarter..... 39.06  29.00      301,471
              2002 Quarterly Periods
                 First quarter...... 37.35  25.16      273,500
                 Second quarter..... 28.60  20.00      272,475
                 Third quarter...... 25.27  15.06      198,222
                 Fourth quarter..... 20.72  14.01      233,449
              2002 Monthly Periods
                 January............ 17.66  14.30      212,600
                 February........... 16.15  14.01      149,700
                 March.............. 20.72  16.05      271,100
                 April.............. 20.07  17.42      158,400
                 May................ 23.40  18.90      201,500
                 June............... 23.49  19.35      222,500

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

ITEM 10--ADDITIONAL INFORMATION

Memorandum and Articles of Association

   Information relating to the provisions of NTT's Articles of Incorporation and NTT's Share Handling Regulations, which are incorporated by reference as exhibits to this report on Form 20-F from NTT's current reports on Form 6-K dated June 27, 2002, and of the Commercial Code and the NTT Law are described under the caption "Description of the Shares" in NTT's Registration Statement on Form F-3 (Regulation No. 333-46912), which description is hereby incorporated by reference into this annual report on From 20-F.

   The law amending the Commercial Code, Etc. (Law No. 79 of 2001) ("Law No. 79") abolished the systems of par value shares and fractional share certificates. In addition, the rights accorded to fractional shareholders as previously stated in the Articles of Incorporation became recognized under the Commercial Code. In line with these amendments to the Commercial Code, shareholders of NTT at the general meeting of shareholders held on June 27, 2002 approved the necessary amendments to the Articles of Incorporation to remove the various stipulations governing par value shares, fractional share certificates, the rights of fractional shareholders and so on. Law No. 79 also changed the basis for determining a quorum for the purposes of resolutions for the election of directors and corporate auditors from the total number of issued shares to the number of voting rights of all the shareholders. In line with such amendments to the Commercial Code, amendments to the Articles of Incorporation were also adopted to specify the necessary stipulations concerning the election of directors and corporate auditors (Articles 6, 11, 18, 24, 30).

   The law amending the Commercial Code, Etc. (Law No. 128 of 2001) ("Law No. 128") stipulated that the register of shareholders and the register of fractional shares may be recorded using electromagnetic recording. In line with this amendment, shareholders also adopted amendments to the Articles of Incorporation to modify the parts of the current Articles of Incorporation governing the register of shareholders and the register of fractional shares. Law No. 128 also modified convertible bonds into bonds with subscription rights, and recognized the power of the Board of Directors to determine the effective date of the issuance of new stock in relation to dividends and interim dividends associated with the exercising of subscription rights. In line with this amendment to the Commercial Code, the adopted amendments to the Articles of Incorporation removed the stipulations governing the conversion of convertible bonds and dividends and interim dividends (Articles 7, 9, 10, 29, 30 31).

   In addition, shareholders also approved various changes to the Articles of Incorporation caused by the re-numbering of some Articles and the removal of certain supplementary provisions to the Articles of Incorporation dating from the time of the company's establishment, together with the names and addresses of the promoters for the purpose of incorporation.

Exchange Controls and Other Limitations Affecting Security Holders

  General

   The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the "Foreign Exchange Regulations") govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by "non-residents of Japan" and "foreign investors" (each as defined below). For purposes of determining ownership interests, the Depositary is the deemed owner of shares underlying ADRs.

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

  Acquisition of Shares

   Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the Minister of Finance. An amendment to the Foreign Exchange Regulations was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting by the resident of Japan is not required where (i) the amount of the purchase transaction of shares is (Yen)100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

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

   Whenever shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with the Minister of Finance and the Minister of PHPT 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

   The acquisition of shares by non-resident shareholders by way of stock split is not subject to any notification requirements.

  American Depositary Shares

   Neither the deposit of Shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares upon surrender of ADRs is subject to any formalities or restrictions referred to under "--Acquisition of Shares" above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under "Acquisition of Shares" above.

  Dividends and Proceeds of Sale

   Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

  Reporting of Substantial Shareholdings

   The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

 (iii) any foreign juridical person or association; and

  (iv) any juridical person or association:

   (x) which owns 10% or more of NTT's voting rights; and

   (y) 10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT's voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than one-third of NTT's total voting rights. In November 2001, the NTT Law was amended and relaxed restrictions limiting foreign ownership of NTT Shares from one-fifth of the total to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2002, foreign ownership of NTT's Shares was 12.80%.

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

   Maturities and fair values of available-for-sale securities and held-to-maturity securities at March 31, 2002 were as follows:

                                                     2002
                                         -----------------------
                                          Carrying
                                           amount       Fair value
                                         ----------- -----------
                                              (millions of yen)
           Available-for-sale securities (Yen)61,497 (Yen)73,132
           Held-to-maturity securities.. (Yen)40,580 (Yen)40,714/(1)/

   -----
 (1) Information for reference.

   Details of maturities and fair values of held-to-maturity securities were as follows:

                                                       2002
                                            --------------------------
                                             Carrying
                                              amount    Fair value/(1)/
                                            ----------- --------------
                                                (millions of yen)
         Due within 1 year................. (Yen) 9,201  (Yen) 9,237
         Due after 1 year through 5 years..      24,895       25,251
         Due after 5 years through 10 years       4,484        4,234
         Due after 10 years................       2,000        1,992

   -----
 (1) Information for reference.

Foreign Exchange Risk

   NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

   Amounts of NTT Group's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2002.

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

   For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2002.

   The information is presented in Japanese yen equivalents, which is NTT Group's reporting currency. The instruments' actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

                             Average          Carrying amount and maturity date (year ending March 31)
                             Interest ------------------------------------------------------------------------     Fair
                               Rate     2003      2004      2005      2006      2007    Thereafter     Total       value
                             -------- --------  --------  --------  --------  --------  ----------  ----------  ----------
                                                                        (millions of yen)
Long-term debt including
 Current portion
  Japanese yen bonds and
   notes....................   2.0%   (257,632)  (95,810) (243,628) (251,828) (249,352) (1,532,402) (2,630,652) (2,737,798)
  U.S. dollar notes.........   6.0%    (67,035)  (67,053)       36        36        36    (144,954)   (278,934)   (282,842)
  Swiss franc bonds and
   notes....................   4.3%    (20,042)        0         0    (7,206)        0           0     (27,248)    (27,901)
  Sterling pound bonds......   7.4%         36   (48,436)        0         0         0           0     (48,400)    (49,960)
  Euro notes................   3.8%         96        96        96        96   (88,214)          0     (87,830)    (84,559)
  Unsecured indebtedness to
   banks:
   Japanese yen loans.......   1.4%   (410,224) (770,466) (644,461) (272,666) (196,310)   (818,472) (3,112,599) (3,221,182)
   U.S. dollar loans........   2.4%       (311)   (2,661)   (7,023)   (4,620)        0           0     (14,615)    (13,395)
                                      --------  --------  --------  --------  --------  ----------  ----------  ----------
    Subtotal................          (755,112) (984,330) (894,980) (536,188) (533,840) (2,495,828) (6,200,278) (6,417,637)
Forward exchange contracts..            (1,148)    2,511         0    (1,404)        0           0         (41)        (41)
Currency swap agreements....             7,084     7,646      (216)      469   (13,050)     (1,629)        304         304
                                      --------  --------  --------  --------  --------  ----------  ----------  ----------
    Total...................          (749,176) (974,173) (895,196) (537,123) (546,890) (2,497,457) (6,200,015) (6,417,374)

                                            Notional amount and average interest rate
                                                      (year ending March 31)
                                       ---------------------------------------------------   Fair
                                         2003     2004    2005    2006    2007   Thereafter  value
                                       -------  -------  ------  ------  ------  ---------- ------
                                                        (millions of yen)
Interest rate swap agreements
  Floating to Fixed (Japanese yen).... 229,512  170,087  43,437  24,985  24,425    23,275   (2,991)
   Average pay rate...................     0.8%     0.8%    1.3%    1.3%    1.3%      1.3%
   Average receive rate...............     0.2%     0.2%    0.2%    0.1%    0.1%      0.1%
  Fixed to Floating (Japanese yen)....  71,800   58,500  41,000   1,000       0         0    7,036
   Average pay rate...................     0.1%     0.1%    0.1%    0.1%     --        --
   Average receive rate...............     3.4%     3.6%    3.3%    3.5%     --        --
  Floating to Floating (Japanese yen).  28,000   23,000  22,000  22,000  21,000    21,000      (61)
   Average pay rate...................     0.1%     0.1%    0.1%    0.1%    0.1%      0.1%
   Average receive rate...............     0.6%     0.7%    0.7%    0.7%    0.6%      0.6%

ITEM 12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II

ITEM 13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   Not applicable.

ITEM 14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

   Not applicable.

ITEM 15--(RESERVED)

   Not applicable.

ITEM 16--(RESERVED)

   Not applicable.

                                   PART III

ITEM 17--FINANCIAL STATEMENTS

   Not applicable.

ITEM 18--FINANCIAL STATEMENTS

   The Reports of Independent Accountants, Consolidated Balance Sheets of NTT at March 31, 2002 and 2001, Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2000, 2001 and 2002 and the Notes to the Consolidated Financial Statements, and Schedule II--Valuation and Qualifying Accounts, appear as pages F-1 through F-48.

   NTT DoCoMo is a majority-owned subsidiary of NTT. NTT DoCoMo's independent public accountant is Asahi & Co., a member firm of Andersen Worldwide SC, which uses the trade name "Arthur Andersen". On June 15, 2002, Arthur Andersen LLP, an affiliate of Asahi & Co., was convicted by a jury in Houston, Texas on a single charge of obstructing justice in connection with its actions regarding Enron Corp. According to media reports, Arthur Andersen LLP has filed a motion to have a mistrial declared and has also stated that it intends to appeal the jury verdict. Recently, Arthur Andersen LLP has informed the SEC that it will cease practicing before the SEC by August 31, 2002. In a related announcement, the SEC said it would permit Arthur Andersen LLP (and affiliate firms) to continue to make required filings on behalf of their clients until August 31, 2002 (or such earlier date as the SEC shall determine is appropriate) based on compliance with its orders and rules previously released on March 18, 2002. Asahi & Co. has informed Nippon Telegraph and Telephone Corporation that:

   (i) It is a legal entity separate from Arthur Andersen LLP;

  (ii) It may seek an affiliation with, or pursue a merger or other combination with another accounting firm in Japan affiliated with one of the other leading US accounting firms; and

 (iii) It has entered into a binding cooperation agreement with KPMG International to provide it with technical support and other services.

ITEM 19--EXHIBITS

   (a) Financial Statements

   See accompanying index to the Consolidated Financial Statements.

   (b) Exhibits

Exhibit
Number  Description
------  -----------

  1.1   Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT's Form 6-K dated June 27, 2002).

  1.2   Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT's Form 6-K dated June 27, 2002).

  1.3   Amended Regulations of Board of Directors of NTT (English translation herewith).

  8.1   List of Subsidiaries.

 10.1   Consent of Independent Accountants.

 10.2   Consent of Arthur Andersen.

 10.3   Report of Arthur Andersen

   99   Letter regarding Arthur Andersen Assurances

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

                                              NIPPON TELEGRAPH AND TELEPHONE
                                              CORPORATION

                                              By:      /s/  ARATA HAYASHI
                                                  -----------------------------
                                                          Arata Hayashi
                                                         General Manager
                                                          Department IV

Date: July 23, 2002

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
Report of independent accountants...............................................................  F-2

Consolidated balance sheets at March 31, 2001 and 2002..........................................  F-3

Consolidated statements of income for each of the three years ended March 31, 2002..............  F-5

Consolidated statements of shareholders' equity for each of the three years ended March 31, 2002  F-6

Consolidated statements of cash flows for each of the three years ended March 31, 2002..........  F-7

Notes to consolidated financial statements......................................................  F-8

Financial statement schedule for the three years ended March 31, 2002:

   Schedule II--Valuation and qualifying accounts............................................... F-48

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone Corporation
(Nippon Denshin Denwa Kabushiki Kaisha)

   In our opinion, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of NTT DoCoMo, Inc., a 64%-owned subsidiary, which statements reflect total assets of (Yen)6,016,505 million and
(Yen)6,067,225 million ($45,618 million) at March 31, 2001 and 2002, respectively, and total revenues of (Yen)4,669,366 million and (Yen)5,167,138 million ($38,851 million) for each of the two years in the period ended March 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

   As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivatives instruments and hedging activities and for goodwill and other intangible assets.

/s/  PricewaterhouseCoopers
Tokyo, Japan
July 23, 2002

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   March 31

                                                               2001              2002            2002
                                                         ----------------  ----------------  ------------
                                                                   Millions of yen           Millions of
                                                                                             U.S. dollars
                                                                                               (Note 3)
                        ASSETS
Current assets:
   Cash and cash equivalents (Note 5)................... (Yen)    900,555  (Yen)  1,319,185   $   9,919
   Notes and accounts receivable, trade (Note 4)........        2,176,199         2,164,991      16,278
   Allowance for doubtful accounts......................          (42,220)          (43,005)       (323)
   Inventories (Note 6).................................          221,965           193,685       1,456
   Prepaid expenses and other current assets (Note 13)..          601,625           652,899       4,909
                                                         ----------------  ----------------   ---------
       Total current assets.............................        3,858,124         4,287,755      32,239
                                                         ----------------  ----------------   ---------
Property, plant and equipment (Notes 10 and 17):
   Telecommunications equipment.........................       12,827,057        13,503,215     101,528
   Telecommunications service lines.....................       11,972,442        12,102,031      90,993
   Buildings and structures.............................        5,350,158         5,403,192      40,626
   Machinery, vessels and tools.........................        1,934,672         1,964,070      14,767
   Land.................................................          779,327           802,083       6,031
   Construction in progress.............................          458,354           391,023       2,940
                                                         ----------------  ----------------   ---------
                                                               33,322,010        34,165,614     256,885
   Accumulated depreciation.............................      (21,529,642)      (22,667,928)   (170,436)
                                                         ----------------  ----------------   ---------
                                                               11,792,368        11,497,686      86,449
                                                         ----------------  ----------------   ---------
Investments and other assets:
   Investments in affiliated companies (Note 7).........        1,028,153         1,258,663       9,464
   Marketable securities and other investments (Note 8).        1,387,719           182,771       1,374
   Intangibles, net (Note 9)............................        1,542,224         1,471,149      11,061
   Goodwill, net (Note 9)...............................          567,375           106,209         799
   Other assets.........................................          533,408           550,793       4,141
   Deferred income taxes (Note 13)......................        1,050,031         2,069,780      15,562
                                                         ----------------  ----------------   ---------
                                                                6,108,910         5,639,365      42,401
                                                         ----------------  ----------------   ---------
                                                         (Yen) 21,759,402  (Yen) 21,424,806   $ 161,089
                                                         ================  ================   =========

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   March 31

                                                                        2001             2002           2002
                                                                  ---------------  ---------------  ------------
                                                                           Millions of yen          Millions of
                                                                                                    U.S. dollars
                                                                                                      (Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings (Note 10)............................... (Yen)   946,009  (Yen)   600,505    $  4,515
   Current portion of long-term debt (Notes 10 and 21)...........         810,246          755,112       5,678
   Accounts payable, trade (Note 4)..............................       1,708,817        1,415,306      10,641
   Accrued payroll (Note 12).....................................         649,043          674,867       5,074
   Accrued interest..............................................          36,123           31,176         234
   Accrued taxes on income.......................................         329,512          343,485       2,583
   Accrued consumption tax (Note 14).............................         119,758           74,580         561
   Advances received.............................................          61,971           50,884         383
   Other (Notes 12 and 13).......................................         190,610          186,077       1,399
                                                                  ---------------  ---------------    --------
       Total current liabilities.................................       4,852,089        4,131,992      31,068
                                                                  ---------------  ---------------    --------
Long-term liabilities:                                                                                  31,068
   Long-term debt (Notes 10 and 21)..............................       4,446,835        5,445,166      40,941
   Obligations under capital leases (Note 17)....................         338,425          329,689       2,479
   Liability for employees' severance payments (Notes 11 and 12).       3,023,851        3,264,791      24,547
   Other (Note 13)...............................................         856,307          878,755       6,607
                                                                  ---------------  ---------------    --------
                                                                        8,665,418        9,918,401      74,574
                                                                  ---------------  ---------------    --------
Minority interest in consolidated subsidiaries...................       1,485,741        1,509,361      11,349
                                                                  ---------------  ---------------    --------
Shareholders' equity (Note 15):
   Common stock, 2001--(Yen)50,000 par value,
     2002--no par value--
     Authorized--62,322,590 shares
     Issued and outstanding--16,134,590 shares in 2001 and
       2002......................................................         937,950          937,950       7,052
   Additional paid-in capital....................................       2,669,736        2,669,736      20,074
   Retained earnings.............................................       3,096,836        2,181,491      16,402
   Accumulated other comprehensive income........................          51,641           75,974         571
   Treasury stock, at cost--
     12 shares in 2001 and 215 shares in 2002....................              (9)             (99)         (1)
                                                                  ---------------  ---------------    --------
                                                                        6,756,154        5,865,052      44,098
                                                                  ---------------  ---------------    --------
Commitments and contingent liabilities (Note 22).................
                                                                  (Yen)21,759,402  (Yen)21,424,806    $161,089
                                                                  ===============  ===============    ========

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                              Year Ended March 31

                                                                                     2000              2001
                                                                               ----------------  ----------------
                                                                                         Millions of Yen


Operating revenues (Note 4):
   Telephone.................................................................. (Yen)  6,394,562  (Yen)  6,171,979
   Telegraph..................................................................           82,631            78,903
   Leased circuit.............................................................          499,891           494,264
   Data communication facility................................................          397,107           388,083
   ISDN services..............................................................          818,833         1,081,623
   Sale of telecommunication equipment........................................        1,138,369         1,477,143
   Miscellaneous..............................................................        1,051,946         1,636,103
                                                                               ----------------  ----------------
                                                                                     10,383,339        11,328,098
                                                                               ----------------  ----------------
Operating expenses (Notes 4 and 18):
   Personnel (Note 11)........................................................        2,401,056         2,470,289
   Depreciation, amortization and maintenance costs (Note 9)..................        3,394,343         3,470,847
   Write-down of goodwill and intangible assets (Note 9)......................               --                --
   Restructuring charge (Note 12).............................................               --                --
   Other......................................................................        3,764,150         4,552,156
                                                                               ----------------  ----------------
                                                                                      9,559,549        10,493,292
                                                                               ----------------  ----------------
Operating income..............................................................          823,790           834,806
                                                                               ----------------  ----------------
Other expenses (income):
   Interest and amortization of bond discounts and issue costs................          175,081           165,934
   Interest income............................................................          (32,382)          (33,383)
   Gains on sales of subsidiary stock (Note 19)...............................               --          (516,599)
   Gains on sales of investments in affiliated company (Note 7)...............               --           (76,100)
   Other, net (Notes 8 and 20)................................................           (7,881)          (10,203)
                                                                               ----------------  ----------------
                                                                                        134,818          (470,351)
                                                                               ----------------  ----------------
Income (loss) before income taxes.............................................          688,972         1,305,157
                                                                               ----------------  ----------------
Income tax expense (benefit) (Note 13):
   Current....................................................................          444,363           524,933
   Deferred...................................................................         (159,521)           67,273
                                                                               ----------------  ----------------
                                                                                        284,842           592,206
                                                                               ----------------  ----------------
Income (loss) before minority interest, equity in earnings (losses) of
 affiliated companies and cumulative effect of accounting changes.............          404,130           712,951
Minority interest in consolidated subsidiaries................................         (115,210)         (161,324)
Equity in earnings (losses) of affiliated companies (including write-down of
 (Yen)653,751 million ($ 4,915 million), net of income taxes, in affiliates in
 2002) (Note 7)...............................................................           10,090           (17,808)
                                                                               ----------------  ----------------
Income (loss) before cumulative effect of accounting changes..................          299,010           533,819
Cumulative effect of accounting changes (net of income taxes of (Yen)108,534
 million ($ 816 million)) (Note 2)............................................               --                --
                                                                               ----------------  ----------------
Net income (loss)............................................................. (Yen)    299,010  (Yen)    533,819
                                                                               ================  ================

                                                                                     2000              2001
                                                                               ----------------  ----------------
                                                                                               Yen

Per share of common stock:
   Income (loss) before cumulative effect of accounting changes...............      (Yen)18,837       (Yen)33,466
   Cumulative effect of accounting changes....................................               --                --
   Net income (loss)..........................................................           18,837            33,466
   Cash dividends, applicable to earnings for the year (Note 15)..............           10,000             5,000

                                                                                      2002             2002
                                                                               ------------------  ------------
                                                                                 Millions of Yen    Millions of
                                                                                                   U.S. dollars
                                                                                                     (Note 3)
Operating revenues (Note 4):
   Telephone.................................................................. (Yen)    5,866,859    $44,112
   Telegraph..................................................................             67,769        509
   Leased circuit.............................................................            524,326      3,942
   Data communication facility................................................            380,589      2,862
   ISDN services..............................................................          1,109,317      8,341
   Sale of telecommunication equipment........................................          1,376,351     10,348
   Miscellaneous..............................................................          2,210,426     16,620
                                                                               ------------------    -------
                                                                                       11,535,637     86,734
                                                                               ------------------    -------
Operating expenses (Notes 4 and 18):
   Personnel (Note 11)........................................................          2,371,695     17,832
   Depreciation, amortization and maintenance costs (Note 9)..................          3,471,909     26,105
   Write-down of goodwill and intangible assets (Note 9)......................            231,804      1,743
   Restructuring charge (Note 12).............................................            639,214      4,806
   Other......................................................................          4,759,481     35,786
                                                                               ------------------    -------
                                                                                       11,474,103     86,272
                                                                               ------------------    -------
Operating income..............................................................             61,534        462
                                                                               ------------------    -------
Other expenses (income):
   Interest and amortization of bond discounts and issue costs................            142,280      1,070
   Interest income............................................................            (30,684)      (231)
   Gains on sales of subsidiary stock (Note 19)...............................                 --         --
   Gains on sales of investments in affiliated company (Note 7)...............                 --         --
   Other, net (Notes 8 and 20)................................................             40,396        303
                                                                               ------------------    -------
                                                                                          151,992      1,142
                                                                               ------------------    -------
Income (loss) before income taxes.............................................            (90,458)      (680)
                                                                               ------------------    -------
Income tax expense (benefit) (Note 13):
   Current....................................................................            544,625      4,095
   Deferred...................................................................           (618,004)    (4,647)
                                                                               ------------------    -------
                                                                                          (73,379)      (552)
                                                                               ------------------    -------
Income (loss) before minority interest, equity in earnings (losses) of
 affiliated companies and cumulative effect of accounting changes.............            (17,079)      (128)
Minority interest in consolidated subsidiaries................................                977          7
Equity in earnings (losses) of affiliated companies (including write-down of
 (Yen)653,751 million ($ 4,915 million), net of income taxes, in affiliates in
 2002) (Note 7)...............................................................           (668,688)    (5,028)
                                                                               ------------------    -------
Income (loss) before cumulative effect of accounting changes..................           (684,790)    (5,149)
Cumulative effect of accounting changes (net of income taxes of (Yen)108,534
 million ($ 816 million)) (Note 2)............................................           (149,882)    (1,127)
                                                                               ------------------    -------
Net income (loss)............................................................. (Yen)     (834,672)   $(6,276)
                                                                               ==================    =======

                                                                                      2002             2002
                                                                               ------------------  ------------
                                                                                       Yen         U.S. dollars
                                                                                                     (Note 3)
Per share of common stock:
   Income (loss) before cumulative effect of accounting changes...............       (Yen)(42,442)     $(319)
   Cumulative effect of accounting changes....................................             (9,289)       (70)
   Net income (loss)..........................................................            (51,731)      (389)
   Cash dividends, applicable to earnings for the year (Note 15)..............              5,000         38

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                              Year Ended March 31

                                                         2000             2001             2002           2002
                                                   ---------------  ---------------  ---------------  ------------
                                                                    Millions of yen                   Millions of
                                                                                                      U.S. dollars
                                                                                                        (Note 3)
Common stock (Note 15):
   At beginning of year...........................  (Yen)  795,600   (Yen)  795,600  (Yen)   937,950    $ 7,052
   Issuance of common stock.......................              --          142,350               --         --
                                                   ---------------  ---------------  ---------------    -------
   At end of year.................................         795,600          937,950          937,950      7,052
                                                   ---------------  ---------------  ---------------    -------
Additional paid-in capital (Note 15):
   At beginning of year...........................       2,530,476        2,530,476        2,669,736     20,074
   Issuance of common stock.......................              --          139,260               --         --
                                                   ---------------  ---------------  ---------------    -------
   At end of year.................................       2,530,476        2,669,736        2,669,736     20,074
                                                   ---------------  ---------------  ---------------    -------
Retained earnings (Note 15):
   At beginning of year...........................       2,628,272        2,648,286        3,096,836     23,284
   Appropriations--
      Cash dividends..............................        (119,339)         (39,587)         (40,336)      (303)
   Interim distribution--
      Cash dividends..............................         (39,658)         (39,586)         (40,337)      (303)
   Net income (loss)..............................         299,010          533,819         (834,672)    (6,276)
   Purchase and retirement of common stock........        (119,999)              --               --         --
   Other change...................................              --           (6,096)              --         --
                                                   ---------------  ---------------  ---------------    -------
   At end of year.................................       2,648,286        3,096,836        2,181,491     16,402
                                                   ---------------  ---------------  ---------------    -------
Accumulated comprehensive income (loss) (Note 15):
   At beginning of year...........................         (43,578)          40,262           51,641        388
   Other comprehensive income.....................          83,840           11,379           24,333        183
                                                   ---------------  ---------------  ---------------    -------
   At end of year.................................          40,262           51,641           75,974        571
                                                   ---------------  ---------------  ---------------    -------
Treasury stock, at cost
   At beginning of year...........................            (131)             (51)              (9)        (0)
   Net change in treasury stock...................              80               42              (90)        (1)
                                                   ---------------  ---------------  ---------------    -------
   At end of year.................................             (51)              (9)             (99)        (1)
                                                   ---------------  ---------------  ---------------    -------
Shareholders' equity at end of year...............  (Yen)6,014,573   (Yen)6,756,154   (Yen)5,865,052    $44,098
                                                   ===============  ===============  ===============    =======
Summary of total comprehensive income (loss):
   Net income (loss).............................. (Yen)   299,010   (Yen)  533,819  (Yen) (834,672)    $(6,276)
   Other comprehensive income.....................          83,840           11,379           24,333        183
                                                   ---------------  ---------------  ---------------    -------
Comprehensive income (loss)....................... (Yen)   382,850  (Yen)   545,198  (Yen) (810,339)    $(6,093)
                                                   ===============  ===============  ===============    =======

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year Ended March 31

                                                                                        2000              2001
                                                                                  ---------------  -----------------
                                                                                            Millions of yen



Cash flows from operating activities:
   Net income (loss)............................................................. (Yen)   299,010       (Yen)533,819
   Adjustments to reconcile net income (loss) to net cash provided by operating activities--
    Depreciation and amortization................................................       2,418,331          2,468,956
    Deferred taxes...............................................................        (159,521)            67,273
    Minority interest............................................................         115,210            161,324
    Cumulative effect of accounting changes......................................              --                 --
    Write-down of goodwill and intangible assets (Note 9)........................              --                 --
    Loss on sale or disposal of property, plant and equipment....................         209,147            207,244
    Gains on sales of subsidiary stock (Note 19).................................              --           (516,599)
    Gains on sales of investments in affiliated company (Note 7).................              --            (76,100)
    Equity in (earnings) losses of affiliated companies..........................         (10,090)            17,808
    (Increase) decrease in notes and accounts receivable, trade..................        (218,923)          (479,274)
    (Increase) decrease in inventories...........................................           5,993            (26,885)
    Decrease in other current assets.............................................         216,529            156,104
    Increase (decrease) in accounts payable, trade and accrued payroll...........         121,558            427,463
    Increase (decrease) in accrued consumption tax...............................          69,644             25,556
    Decrease in accrued interest.................................................          (4,196)            (4,100)
    Increase (decrease) in advances received.....................................          11,596            (21,681)
    Increase (decrease) in accrued taxes on income...............................        (384,336)           (24,470)
    Increase (decrease) in other current liabilities.............................          25,865             59,161
    Increase (decrease) in liability for employees' severance payments, net of
     deferred pension costs......................................................         107,653            (43,059)
    Increase (decrease) in other long-term liabilities...........................          (1,696)            62,086
    Other (Note 8)...............................................................         (25,786)            14,177
                                                                                  ---------------  -----------------
      Net cash provided by operating activities..................................       2,795,988          3,008,803
                                                                                  ---------------  -----------------
Cash flows from investing activities:
   Payments for property, plant and equipment....................................      (2,349,969)        (2,518,785)
   Proceeds from sale of property, plant and equipment...........................          35,196             25,866
   Payments for purchase of investments..........................................        (166,430)        (1,922,849)
   Proceeds from sale of marketable equity securities and other investments
    (Note 8).....................................................................          25,285            169,847
   Acquisition of intangible and other assets....................................        (478,388)          (329,031)
   Purchase of subsidiary net of cash acquired (Note 9)..........................              --           (491,573)
                                                                                  ---------------  -----------------
      Net cash used in investing activities......................................      (2,934,306)        (5,066,525)
                                                                                  ---------------  -----------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt...................................... (Yen)   677,822  (Yen)   1,015,206
   Payments for settlement of long-term debt.....................................        (916,246)          (871,018)
   Dividends paid................................................................        (158,997)           (79,173)
   Proceeds from issuance of common stock........................................              --            281,610
   Purchase and retirement of common stock.......................................        (119,999)                --
   Proceeds from minority shareholders' payments.................................          10,183            930,005
   Net increase (decrease) in short-term borrowings and other....................         144,157            497,286
                                                                                  ---------------  -----------------
      Net cash provided by (used in) financing activities........................        (363,080)         1,773,916
                                                                                  ---------------  -----------------
Effect of exchange rate changes on cash and cash equivalents.....................              --             29,087
                                                                                  ---------------  -----------------
Net increase (decrease) in cash and cash equivalents.............................        (501,398)          (254,719)
Cash and cash equivalents at beginning of year...................................       1,656,672          1,155,274
                                                                                  ---------------  -----------------
Cash and cash equivalents at end of year......................................... (Yen) 1,155,274  (Yen)     900,555
                                                                                  ===============  =================
Cash paid during the year for:
   Interest...................................................................... (Yen)   156,196  (Yen)     169,189
   Income taxes..................................................................         831,109            303,427
Capital lease obligations incurred during the year...............................          10,011              3,647

                                                                                          2002           2002
                                                                                  -------------------  --------
                                                                                  Millions of yen       Millions
                                                                                                        of U.S.
                                                                                                        dollars
                                                                                                        (Note 3)
Cash flows from operating activities:
   Net income (loss).............................................................      (Yen)(834,672)  $ (6,276)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities--
    Depreciation and amortization................................................           2,435,587    18,313
    Deferred taxes...............................................................            (618,004)   (4,647)
    Minority interest............................................................                (977)       (7)
    Cumulative effect of accounting changes......................................             149,882     1,127
    Write-down of goodwill and intangible assets (Note 9)........................             231,804     1,743
    Loss on sale or disposal of property, plant and equipment....................             171,918     1,293
    Gains on sales of subsidiary stock (Note 19).................................                  --        --
    Gains on sales of investments in affiliated company (Note 7).................                  --        --
    Equity in (earnings) losses of affiliated companies..........................             668,688     5,028
    (Increase) decrease in notes and accounts receivable, trade..................              25,200       189
    (Increase) decrease in inventories...........................................              28,436       214
    Decrease in other current assets.............................................              21,224       160
    Increase (decrease) in accounts payable, trade and accrued payroll...........            (248,815)   (1,871)
    Increase (decrease) in accrued consumption tax...............................             (46,029)     (346)
    Decrease in accrued interest.................................................              (4,956)      (37)
    Increase (decrease) in advances received.....................................             (14,169)     (107)
    Increase (decrease) in accrued taxes on income...............................               9,326        70
    Increase (decrease) in other current liabilities.............................             (38,227)     (287)
    Increase (decrease) in liability for employees' severance payments, net of
     deferred pension costs......................................................             199,911     1,503
    Increase (decrease) in other long-term liabilities...........................              53,280       400
    Other (Note 8)...............................................................             123,622       929
                                                                                  -------------------  --------
      Net cash provided by operating activities..................................           2,313,029    17,391
                                                                                  -------------------  --------
Cash flows from investing activities:
   Payments for property, plant and equipment....................................          (2,051,676)  (15,426)
   Proceeds from sale of property, plant and equipment...........................              14,810       111
   Payments for purchase of investments..........................................            (128,713)     (968)
   Proceeds from sale of marketable equity securities and other investments
    (Note 8).....................................................................              38,927       293
   Acquisition of intangible and other assets....................................            (249,068)   (1,872)
   Purchase of subsidiary net of cash acquired (Note 9)..........................                  --        --
                                                                                  -------------------  --------
      Net cash used in investing activities......................................          (2,375,720)  (17,862)
                                                                                  -------------------  --------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt...................................... (Yen)     1,751,665  $ 13,170
   Payments for settlement of long-term debt.....................................            (842,471)   (6,334)
   Dividends paid................................................................             (80,673)     (607)
   Proceeds from issuance of common stock........................................                  --        --
   Purchase and retirement of common stock.......................................                  --        --
   Proceeds from minority shareholders' payments.................................                  --        --
   Net increase (decrease) in short-term borrowings and other....................            (371,138)   (2,790)
                                                                                  -------------------  --------
      Net cash provided by (used in) financing activities........................             457,383     3,439
                                                                                  -------------------  --------
Effect of exchange rate changes on cash and cash equivalents.....................              23,938       180
                                                                                  -------------------  --------
Net increase (decrease) in cash and cash equivalents.............................             418,630     3,148
Cash and cash equivalents at beginning of year...................................             900,555     6,771
                                                                                  -------------------  --------
Cash and cash equivalents at end of year......................................... (Yen)     1,319,185  $  9,919
                                                                                  ===================  ========
Cash paid during the year for:
   Interest...................................................................... (Yen)       145,858  $  1,097
   Income taxes..................................................................             530,663     3,990
Capital lease obligations incurred during the year...............................              23,034       173

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of operations:

   Nippon Telegraph and Telephone Corporation (hereinafter referred to as "NTT") is primarily engaged in the provision of nationwide telecommunications services in Japan. NTT and its subsidiaries' ("NTT Group's") services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

   Pursuant to the Nippon Telegraph and Telephone Corporation Law ("NTT Law") as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese Government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Government of Japan has sold 7,416 thousand shares of NTT's common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Government of Japan.

   On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications (now the Minister of Public Management, Home Affairs, Posts and Telecommunications) for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (the "Revision Law"). On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer would occur, reorganization was implemented in which NTT became a holding company holding all the shares in two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance company (NTT Communications Corporation).

   The transfers of businesses were accomplished by transferring on July 1, 1999, NTT's relevant business activities to the respective wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), and NTT Communications Corporation ("NTT Communications").

   NTT East inherited the intra-prefectural telecommunications and related services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions. NTT West inherited the intra-prefectural telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions.

   NTT Communications inherited all the business activities comprising the domestic inter-prefecture telecommunications and multimedia network services and related services and was allowed to enter the international market.

2.  Summary of significant accounting policies:

   NTT and its consolidated subsidiaries ("NTT Group") in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan ("Japanese GAAP"), and its foreign subsidiaries in conformity with those

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

countries of their domicile. NTT, as a regulated company, also follows the "NTT Law", the Telecommunications Business Law (the "Telecom Business Law") and other related accounting regulations for preparing such financial statements.

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

   The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 were reflected in the result of operations of NTT Group.

   Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments of less than 20% in which NTT Group does not have significant influence are recorded using the cost method of accounting.

   Under Accounting Principles Board Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock", NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

   On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

  Use of estimates--

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

  Revenue recognition--

   Telephone service revenue and ISDN services revenue are recorded based on seconds of traffic processed plus basic fees.

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

   Effective April 1, 2000, NTT Group adopted the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". The impact to NTT Group pertains to the treatment of non-recurring upfront fees, such as activation fees, and the related direct incremental customer acquisition costs. NTT Group has revised its accounting policy to defer such activation fees of wireless line service and to recognize them as revenues over the expected term of the customer relationship, which ranges from approximately two to six years depending on the service. The related direct incremental customer acquisition costs are being deferred only to the extent of the upfront fee amount and are being amortized over the same period. This change has been adopted effective April 1, 2000. The effect on both revenues and expenses for prior periods was insignificant and had no effect on related results of operations.

   Sales of telecommunication equipment are recognized upon delivery, which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Revenue from system development and system integration projects, included in miscellaneous operating income, are recorded when the projects are completed. Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably estimable. Other telecommunications services revenues, including telegraph service, leased circuit service and data communication facility services, are recorded when the services are rendered to customers. Revenues from miscellaneous services, mainly consisting of i-mode services (wireless Internet access services) and OCN services (ISP services), are also recorded when the services are rendered to customers.

  Cash and cash equivalents--

   Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Government of Japan, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the consolidated statement of cash flows.

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

   NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as exchange gain or loss in the accompanying consolidated statements of income.

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

                Telecommunications equipment....  5 to 42 years
                Telecommunications service lines 10 to 27 years
                Buildings and structures........  3 to 75 years
                Machinery, vessels and tools....  2 to 17 years

   Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

   Included as property, plant and equipment as of March 31, 2002 is approximately (Yen)597,000 million ($4,489 million) in assets of NTT DoCoMo, Inc. ("NTT DoCoMo") related to the construction of its so called third generation ("3G") service, FOMA. NTT DoCoMo started the FOMA service during the year ended March 31, 2002 with a plan to expand geographic coverage in Japan over the next several years. The realizability of such assets is dependent on the successful deployment and expansion of the FOMA network and service, which is currently not determinable given the newness of such service. However, based on its current estimates and projections, management believes such assets are realizable.

  Capitalized interest--

   Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

incurred, including in interest and amortization of bond discounts and issue costs, were (Yen)99,458 million, (Yen)103,659 million, and (Yen)82,643 million ($621 million), of which (Yen)4,173 million, (Yen)6,906 million and (Yen)4,169 million ($31 million) were capitalized for the years ended March 31, 2000, 2001 and 2002, respectively.

  Accounting for the impairment of long-lived assets--

   Long-lived assets, including property, plant and equipment, software and certain other intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

  Intangibles, goodwill and other assets--

   Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Prior to April 1, 2001, NTT Group amortized such goodwill on a straight-line basis over the periods to be benefited, not to exceed 20 years.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Intangible Assets". This statement supersedes Accounting Principles Board Opinion No. 17 ("APB 17"), "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and the provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite life intangible assets will no longer be amortized, (2) goodwill, excluding goodwill related to equity investments, will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years and (5) goodwill related to equity method investees will continue to be tested for other than temporary impairment in accordance with existing standards under APB 18. As permitted, NTT Group has elected to adopt SFAS 142 beginning on April 1, 2001. As a result of the adoption of SFAS 142, NTT Group ceased amortization of all goodwill on April 1, 2001, including embedded goodwill created through the acquisition of its investments accounted for under equity method, and recorded a net-of-tax transitional impairment loss for goodwill of (Yen)149,180 million ($1,122 million) relating to Verio Inc. ("Verio"), a subsidiary in the "Other" business segment, in the cumulative effect of an accounting change in the consolidated statement of income. The fair value of that reporting unit was determined based on discounted cash flow.

   Intangible and other assets primarily consist of computer software and the right to use utility facilities.

   NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of 5 years.

  Income taxes--

   The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

  Derivative financial instruments--

   NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

   Effective April 1, 2001, NTT Group adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of Statement 133", which establishes accounting and reporting and reporting standards for derivative instruments, including certain derivative financial instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 as of April 1, 2001 resulted in a net-of-tax decrease of (Yen)8,250 million ($62 million) to accumulated other comprehensive income in the consolidated balance sheets, as well as net-of-tax loss of (Yen)702 million ($5 million) in the cumulative effect of accounting changes in the consolidated statements of income.

   In accordance with SFAS 133, all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in "Prepaid expenses and other current assets", "Other assets", "Current liabilities--Other" and "Long-term liabilities--Other" in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

   For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

   For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

   From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, the fair values of these derivatives are recognized in current period earnings.

   NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge's inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts that representing hedges' ineffectiveness and the component of derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported as "Other, net" in the consolidated statements of income.

   Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

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

  Distribution of common stock--

   On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be affected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the Board of Directors' Meeting.

  Comprehensive income--

   Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", as a total change in shareholders' equity, excluding capital transactions. NTT's comprehensive income comprises net income plus other comprehensive income representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders' equity and its components in Note 15.

  Recent pronouncements--

   In November 2001, the Emerging Issues Task Force ("EITF") reached a consensus on various related issues collectively referred to as "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" ("EITF 01-09"). EITF 01-09 codified and replaced several earlier consensuses covering the same matters as well as reached additional conclusions regarding scope and application of these issues. As it relates to NTT Group, the basic conclusion of the EITF is that sales incentives or other consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling price of the vendor's products and, therefore, should be characterized as a reduction of revenue when the sale to the reseller is recognized in the vendor's income statement. That presumption can be overcome in certain circumstances based on specific criteria. NTT Group will adopt EITF 01-09 effective April 1, 2002. EITF 01-09 will have no impact on reported financial position or results of operations for periods prior to the date of adoption. However, it will result in the reclassification of certain amounts previously classified in operating expenses as a reduction of operating revenues. The adoption of EITF 01-09 may also result in an adjustment as of April 1, 2002 for the cumulative effect of changes in accounting principles.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 is effective for NTT on April 1, 2003. SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is in the process of determining the impact, if any, that the adoption of SFAS 143 will have on its results of operations and financial position.

   In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletins Opinion No. 51 ("ARB 51"), "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively. NTT believes that the adoption of SFAS 144 will not have a material impact on its results of operations and financial position.

   In April 2002, FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates and clarifies existing accounting pronouncements. Specifically, it rescinds SFAS 4 and SFAS 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 related to the rescission of SFAS 4. NTT is in the process of determining the impact, if any, that the adoption of SFAS 145 will have on its results of operations and financial position.

  Reclassifications--

   Certain items for prior years' financial statements have been reclassified to conform to the presentation for the year ended March 31, 2002.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


3.  U.S. dollar amounts:

   U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)133 = US$1, the approximate current rate at March 29, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.  Related party transactions:

   NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

   Transactions with affiliated companies for each of the three years in the period ended March 31, 2002 and the related balances at March 31, 2001 and 2002 were as follows:

                        2000         2001         2002         2002
                    ------------ ------------ ------------ ------------
                               Millions of yen             Millions of
                                                           U.S. dollars
        Sales...... (Yen) 97,552 (Yen)100,956 (Yen) 85,676    $  644
        Purchases..      485,563      682,240      615,094     4,625
        Receivables                    56,242       98,373       740
        Payables...                   194,808      161,654     1,215

   Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 were (Yen)808 million, (Yen)691 million and (Yen)6,247 million ($47 million), respectively.

5.  Cash and cash equivalents:

   Cash and cash equivalents at March 31, 2001 and 2002 comprised the following:

                                                             2001          2002          2002
                                                         ------------ -------------- ------------
                                                               Millions of yen       Millions of
                                                                                     U.S. dollars
Cash.................................................... (Yen)598,039 (Yen)1,110,630    $8,351
Certificates of deposit, commercial paper and marketable
  securities purchased under agreements to resell.......      123,139         29,190       219
Time deposits, certificates of deposit and other........      179,377        179,365     1,349
                                                         ------------ --------------    ------
                                                         (Yen)900,555 (Yen)1,319,185    $9,919
                                                         ============ ==============    ======

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


6.  Inventories:

   Inventories at March 31, 2001 and 2002 comprised the following:

                                            2001         2002         2002
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
 Telecommunication equipment to be sold (Yen)131,025 (Yen)119,651    $  899
 Projects in progress..................       58,466       51,431       387
 Materials and supplies................       32,474       22,603       170
                                        ------------ ------------    ------
                                        (Yen)221,965 (Yen)193,685    $1,456
                                        ============ ============    ======

7.  Investments in affiliated companies:

   NTT Group's main investments in the following entities are accounted for on the equity method as of March 31, 2001 and 2002.

                                                          NTT Group's
                                                        ownership percentage
                                                        -------------------
                 Company name                           2001         2002
                 ------------                           ----         ----
         Hutchison 3G UK Holdings Limited ("3GUK")..... 20.0%        20.0%
         Hutchison 3G HK Holdings Limited ("3GHK").....  N/A         25.4%
         KPN Mobile N.V. ("KPNM")...................... 15.0%        15.0%
         KG Telecommunications Co., Ltd. ("KGT")....... 20.0%        21.4%
         Hutchison Telephone Company Limited ("HTCL").. 19.0%(*1)    25.4%
         DoCoMo AOL, Inc............................... 42.3%        42.3%
         AT&T Wireless Services, Inc. ("AT&T Wireless")  N/A         16.0%

--------
(*1)  The initial 19% investment in HTCL was made in fiscal year 2000.

   All of the above investments are privately held companies with the exception of AT&T Wireless. NTT DoCoMo's recorded investment in AT&T Wireless was
(Yen)601,040 million ($4,519 million) as of March 31, 2002 and based on quoted market prices at that date, the related market value was (Yen)514,248 million ($3,867 million). NTT DoCoMo reflects its investments in KPNM and AT&T Wireless on an equity method basis due to its ability to exercise significant influence over operating and financial policies primarily through board representation, technology alliances and/or financing agreements, appointment of key management positions, approval rights and rights to require repurchase of investment under certain circumstances.

  AT&T Wireless--

   On July 9, 2001 AT&T Corp. ("AT&T") completed the planned split-off of its wireless group ("AT&T Wireless Group"). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo's investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. As a result, DoCoMo began to account

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

for its common stock investment in AT&T Wireless using the equity method based on its ownership percentage and ability to exercise significant influence and reclassified this investment to "investments in affiliated companies" from "marketable equity securities and other investments" at the split-off date.

   Under terms of the investment agreement, in certain circumstances, if AT&T Wireless fails to meet specific 3G wireless technology benchmarks in the United States by June 30, 2004, NTT DoCoMo may require the repurchase of its investment in stock and warrants (See Note 8), at the original purchase price plus interest at a predetermined rate. In addition, NTT DoCoMo has agreed to certain standstill provisions for five years, which include that it will not acquire or agree to acquire any additional voting shares of AT&T Wireless, except in connection with the exercise of its existing preemptive rights or warrants. The standstill provisions will continue in effect after the five-year period as long as NTT DoCoMo has the right to nominate at least one director to the board.

   As part of its agreements with AT&T Wireless, NTT DoCoMo has a preemptive right to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. In December 2001, AT&T Wireless announced its intention to acquire a U.S. regional wireless operator, TeleCorp PCS, Inc. (TeleCorp), through an exchange of shares. In connection therewith, on December 28, 2001, NTT DoCoMo agreed, subject to the completion of the TeleCorp acquisition, to exercise its preemptive right to maintain its 16% ownership in AT&T Wireless at a price of $14.28 per share. The purchase of approximately 26.7 million additional shares of AT&T Wireless common stock for approximately $382 million was completed in February 2002.

  KPNM--

   In connection with its investment in KPNM, NTT DoCoMo entered into various agreements with KPNM and its parent--Royal KPN N. V. ("KPN"). Key provisions include NTT DoCoMo's right to approve a fundamental change in the business of KPNM and restrictions on NTT DoCoMo's ability to buy or sell shares of KPNM during certain periods through August 2, 2004. In addition, NTT DoCoMo is restricted from making investments and alliances, obtaining licenses or otherwise directly competing with KPNM in the Netherlands, United Kingdom, Belgium, Ukraine, Hungary, and the Czech Republic. Similarly, KPNM is restricted from engaging in such activities in Brazil, Japan or Hong Kong. Further, for the most part neither KPN nor its affiliates may own, operate, manage or otherwise hold, directly or indirectly, any interest in any mobile telecommunications infrastructure operator or a mobile virtual network operator within Europe other than through KPNM.

  Impairment--

   Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis, NTT and NTT DoCoMo reviewed the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and information and, if applicable, stock price analysis in performing its reviews and estimating investment values. As a result of such evaluations, NTT and NTT DoCoMo determined that the decline in values of certain investments were other than temporary and has recorded impairment charges aggregating (Yen)653,751 million ($4,915 million), net of deferred income taxes of (Yen)474,305 million ($3,566 million) for the year ended March 31, 2002. The pre-tax gross impairment charges are mainly consisting of (Yen)664,493 million ($4,996 million) for AT&T Wireless,
(Yen)320,481 million ($2,410 million) for KPNM, (Yen)36,461 million ($274 million) for KGT,

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(Yen)56,444 million ($424 million) for 3GUK and (Yen)50,177 million ($377 million) for others. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

   NTT and NTT DoCoMo believe the remaining carrying value for its investments in affiliated companies approximates their fair values.

  PIRI--

   In May 2000, NTT agreed to the sale of all shares it owned of Photonic Integration Research Inc. ("PIRI"), an affiliated company of NTT, to SDL Inc. in exchange for SDL stocks. In connection with this transaction, NTT recognized a gain on sales of investments in an affiliated company of (Yen)76,100 million. The gain was based on a valuation for the 4,830 thousand shares of SDL stock received by NTT minus the book value of PIRI's stock and related expenses.

  Summarized financial information--

   The following represents summarized financial information for AT&T Wireless and KPNM. There were no individual significant investees in the fiscal year ended March 31, 2001.

                                                              2002
                                        -------------------------------------------------------
                                             AT&T                         AT&T
                                           Wireless          KPNM       Wireless       KPNM
                                        --------------  --------------  --------      -------
                                                Millions of yen         Millions of U.S. dollars
Balance sheet data:
   Current assets...................... (Yen)  830,889  (Yen)  100,660  $ 6,247      $   757
   Noncurrent assets...................      4,674,329       4,034,564   35,145       30,335
   Current liabilities.................        452,852       1,649,764    3,405       12,404
   Noncurrent liabilities..............      1,490,903       1,192,530   11,210        8,966
   Minority interest...................          6,070              --       46           --
   Mandatorily redeemable common stock.      1,011,265              --    7,603           --
Income statement data:
   Revenues............................ (Yen)1,655,499  (Yen)  506,330  $12,447      $ 3,807
   Operating income (loss).............         72,740         (28,304)     547         (213)
   Income from continuing operations...         24,328         100,252      183          754
   Net income (loss)...................       (107,893)         84,468     (811)         635

   NTT's share of undistributed earnings of affiliated companies included in consolidated retained earnings were earnings of (Yen)15,602 million,
(Yen)13,720 million and (Yen)21,905 million ($165 million) as of March 31, 2000, 2001 and 2002, respectively.

   The aggregate difference between the carrying value of NTT's investment in affiliates and its underlying equity in net assets of such affiliates is
(Yen)197 million ($1 million) as of March 31, 2002 and the latter is greater than the former.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


8.  Marketable securities and other investments:

   Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2001 and 2002 are as follows:

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
     Available-for-sale:
        Equity securities. (Yen)112,408 (Yen)40,567 (Yen)4,816 (Yen)148,159
     Held-to-maturity:
        Debt securities...       39,502         624        127       39,999
                           ------------ ----------- ---------- ------------
            Total......... (Yen)151,910 (Yen)41,191 (Yen)4,943 (Yen)188,158
                           ============ =========== ========== ============

                                                 2002
                           ------------------------------------------------
                                          Gross       Gross
                             Carrying   unrealized  unrealized
                             amounts      gains       losses    Fair value
                           ------------ ----------- ---------- ------------
                                           Millions of yen
     Available-for-sale:
        Equity securities. (Yen) 59,513 (Yen)12,453 (Yen)  946 (Yen) 71,020
        Debt securities...        1,984         128         --        2,112
     Held-to-maturity:
        Debt securities...       40,580         487        353       40,714
                           ------------ ----------- ---------- ------------
            Total......... (Yen)102,077 (Yen)13,068 (Yen)1,299 (Yen)113,846
                           ============ =========== ========== ============

                                                2002
                              -----------------------------------------
                                         Gross      Gross
                              Carrying unrealized unrealized
                              amounts    gains      losses   Fair value
                              -------- ---------- ---------- ----------
                                      Millions of U.S. dollars
        Available-for-sale:
           Equity securities.   $447      $94        $ 7        $534
           Debt securities...     15        1         --          16
        Held-to-maturity:
           Debt securities...    305        4          3         306
                                ----      ---        ---        ----
               Total.........   $767      $99        $10        $856
                                ====      ===        ===        ====

   Proceeds from sales of available-for-sale securities for the year ended March 31, 2000 was immaterial. Proceeds from sales of available-for-sale securities for the year ended March 31, 2001 and 2002 were (Yen)167,373 million, which primarily consist of sale of SDL stocks of (Yen)145,835 million, and (Yen)19,450 million ($146 million), which primarily consist of sale of KDDI stocks of (Yen)15,913 million ($120 million), respectively. On those sales, gross realized gains computed on the average cost basis for each fiscal year ended March 31, 2001 and 2002 were (Yen)38,885 million and (Yen)1,120 million ($8 million), respectively and gross realized losses for each of the related periods were (Yen)39 million and (Yen)35,496 million ($267 million), respectively. These amounts are included in

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

"Other, net" in the accompanying consolidated statements of income and in "Cash flows from operating activities: Other" in the accompanying consolidated statements of cash flows.

   The amount of net losses reclassified out of accumulated other comprehensive income into earnings for the year ended March 31, 2002 was (Yen)2,686 million ($20 million).

   Maturities of debt securities classified as held-to-maturity at March 31, 2002 are as follows:

                                               2002                2002
                                      ----------------------- ------------------------
                                       Carrying      Fair     Carrying      Fair
                                       amounts       value    amounts       value
                                      ----------- ----------- --------      -----
                                          Millions of yen     Millions of U.S. dollars
   Due within 1 year................. (Yen) 9,201 (Yen) 9,237   $ 69        $ 69
   Due after 1 year through 5 years..      24,895      25,251    187         190
   Due after 5 years through 10 years       4,484       4,234     34          32
   Due after 10 years................       2,000       1,992     15          15
                                      ----------- -----------   ----        ----
          Total...................... (Yen)40,580 (Yen)40,714   $305        $306
                                      =========== ===========   ====        ====

   As discussed in Note 7, on January 22, 2001, NTT DoCoMo invested $9.8 billion in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion and warrants $0.3 billion and were accounted for on the cost basis. On July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, NTT DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. In this regard, a market value write-down of (Yen)28,534 million ($215 million) has been included in "Other, net" in the accompanying consolidated statement of income for the year ended March 31, 2002 and in "Cash flows from operating activities: Other" in the accompanying consolidated statement of cash flows for the year ended March 31, 2002. The warrants continue to be included in "Marketable securities and other investments" in the accompanying consolidated balance sheets. Market value of the warrants was computed using the Black-Scholes option pricing methodology.

   In the ordinary course of business, NTT maintains long-term investment securities, included in marketable securities and other investments, issued by a large number of privately held companies and an investment in AT&T Wireless Group of (Yen)1,142,548 million at March 31, 2001. The aggregate carrying amounts of the investments in privately held companies other than an investment in AT&T Wireless Group, were (Yen)60,936 million and (Yen)69,797 million ($525 million) at March 31, 2001 and 2002, respectively. The corresponding fair values at those dates were not readily determinable. Other investments excluding the previously described securities are stated at the lower of cost and recoverable value.

9.  Goodwill and Other intangible assets:

  Goodwill--

   On September 8, 2000, NTT Communications completed its acquisition of Verio. The acquisition, recorded under the purchase method of accounting, included the purchase of Verio's outstanding shares for a total purchase price of
(Yen)529,639 million. A portion of the purchase price has been allocated to assets and liabilities

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

assumed based on estimated fair value at the date of acquisition while the balance of $5,199 million was recorded as goodwill and its being amortized over ten years.

   The allocation of the purchase on September 8, 2000 was as follows:

                                                      Millions of
                                                      U.S. dollars
                                                      ------------
             Common shares...........................   $ 4,427
             Preferred shares........................       449
             Warrants................................        74
             Merger costs............................        27
             Other...................................        43
                                                        -------
                Gross purchase consideration.........   $ 5,020
                                                        =======
             Current assets..........................   $   681
             Net equipment and leasehold improvements       320
             Goodwill................................     5,199
             Other intangible acquired...............       595
             In-process research and development.....        80
             Other assets............................        54
             Liabilities assumed and other...........    (1,909)
                                                        -------
                                                        $ 5,020
                                                        =======

   NTT Communications recognized purchase of Verio net of cash acquired of
(Yen)491,573 million on the accompanying consolidated statement of cash flows, based on a net purchase consideration of $4,950 million, net of related expenses, and cash and cash equivalents acquired from Verio.

   As discussed in Note 2, NTT decided to early adopt SFAS 142. Upon the adoption of this new statement, NTT reconsidered classification between existing goodwill and intangible assets in accordance with SFAS 141 and reclassified assembled workforce from intangible assets to goodwill at April 1, 2001.

   In addition to the transitional goodwill impairment test as discussed in
Note 2, which resulted in a pre-tax transitional impairment loss of
(Yen)257,799 million ($1,938 million) relating to Verio, a reporting unit of the other segment, NTT has also completed the impairment test as certain events or changes in circumstances indicated that goodwill of a reporting unit might be impaired.

   Due to increased competition, collapse of the dot-com bubble economy, increasing debt burdens and significant volatility in share prices in the telecommunications and internet related companies in the U.S. market, Verio reported that its revenues would be lower than expected in their fiscal year ended December 31, 2001. Based on that trend, Verio revised its business plan, including a change of the sales strategy and a reduction of operating costs. As a result, NTT recorded a pre-tax goodwill impairment loss of (Yen)203,367 million ($1,529 million) included in "Write-down of goodwill and intangible assets" in the consolidated statement of income for the year ended March 31, 2002 under SFAS 142. The fair value of that reporting unit was determined based on discounted cash flow.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2001 and 2002 are as follows:

                                                             2001
                                          -----------------------------------------
                                            Wireless
                                            services       Other          Total
                                          -----------  -------------  -------------
                                                       Millions of yen
Balance at March 31, 2000................ (Yen) 7,969  (Yen)      --  (Yen)   7,969
Goodwill acquired during year............          --        596,878        596,878
Amortization of goodwill.................      (2,657)       (34,815)       (37,472)
                                          -----------  -------------  -------------
Balance at March 31, 2001................ (Yen) 5,312  (Yen) 562,063  (Yen) 567,375
                                          ===========  =============  =============
                                                             2002
                                          -----------------------------------------
                                            Wireless
                                            services       Other          Total
                                          -----------  -------------  -------------
                                                       Millions of yen
Balance at March 31, 2001................ (Yen) 5,312  (Yen) 562,063  (Yen) 567,375
Cumulative effect of an accounting change
  (Transitional impairment losses).......          --       (257,799)      (257,799)
Goodwill acquired during year............          --             --             --
Impairment losses........................          --       (203,367)      (203,367)
                                          -----------  -------------  -------------
Balance at March 31, 2002................ (Yen) 5,312  (Yen) 100,897  (Yen) 106,209
                                          ===========  =============  =============
                                                             2002
                                          -----------------------------------------
                                            Wireless
                                            services       Other          Total
                                          -----------  -------------  -------------
                                                   Millions of U.S. dollars
Balance at March 31, 2001................     $    40      $   4,226      $   4,266
Cumulative effect of an accounting change
  (Transitional impairment losses).......          --         (1,938)        (1,938)
Goodwill acquired during year............          --             --             --
Impairment losses........................          --         (1,529)        (1,529)
                                          -----------  -------------  -------------
Balance at March 31, 2002................     $    40      $     759      $     799
                                          ===========  =============  =============

   Prior to the adoption of SFAS 142, accumulated amortization for goodwill as of March 31, 2001 was (Yen)42,784 million. Goodwill amortization expenses, included in operating expenses--"Depreciation and amortization and maintenance costs", were (Yen)2,656 million and (Yen)37,472 million for each year ended March 31, 2000 and 2001, respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Other intangible assets--

   Intangible assets subject to amortization comprise the following:

                                       2001             2002           2002
                                 ---------------  ---------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
Computer software............... (Yen) 2,553,983  (Yen) 2,901,880    $ 21,819
Rights to use utility facilities         304,651          309,137       2,324
Other...........................          86,032           86,318         649
                                 ---------------  ---------------    --------
Accumulated amortization........      (1,402,442)      (1,826,186)    (13,731)
                                 ---------------  ---------------    --------
Total........................... (Yen) 1,542,224  (Yen) 1,471,149    $ 11,061
                                 ===============  ===============    ========

   In above table, the net carrying amounts of Computer software as of March 31, 2001 and 2002 are (Yen)1,337,691 million and (Yen)1,310,315 million ($9,852 million), respectively.

   Upon adoption of SFAS 142, NTT reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods, and determined that no intangible assets have indefinite lives.

   The aggregate amortization expense for intangible assets for the years ended March 31, 2000, 2001 and 2002 were (Yen)376,359 million, (Yen)423,163 million and (Yen)495,884 million ($3,728 million), respectively.

   In addition, as Verio revised its business plan, NTT recorded, in accordance with SFAS 121, a pre-tax impairment loss of intangible assets amounting to
(Yen)28,437 million ($214 million) for the year ended March 31, 2002, which is included in operating expenses--"Write-down of goodwill and intangible assets" in the consolidated statement of income for the year ended March 31, 2002.

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

   The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending March 31, 2007 are as follows:

                 Year ending March 31    2002          2002
                 -------------------- ------------ ------------
                                      Millions of  Millions of
                                          yen      U.S. dollars
                         2003........ (Yen)447,857    $3,367
                         2004........      370,374     2,785
                         2005........      261,809     1,968
                         2006........      186,360     1,401
                         2007........      114,802       863

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table reflects the NTT's comparative net income (loss) and earnings per share before goodwill and intangible amortization under SFAS 142:

                                                                  2000         2001           2002          2002
                                                              ------------ ------------  -------------  ------------
                                                                           Millions of yen              Millions of
                                                                                                        U.S. dollars
Reported income (loss) before cumulative effect of accounting
  changes.................................................... (Yen)299,010 (Yen)533,819  (Yen)(684,790)   $(5,149)
Add back:
   Goodwill amortization.....................................        2,656       37,472             --         --
   Embedded goodwill amortization related to equity method
     investments.............................................        2,652       12,265             --         --
Adjust:
   Customer base amortization................................           --       (1,148)            --         --
                                                              ------------ ------------  -------------    -------
Adjusted income (loss) before cumulative effect of accounting
  changes.................................................... (Yen)304,318 (Yen)582,408  (Yen)(684,790)   $(5,149)
                                                              ============ ============  =============    =======
Reported net income (loss)................................... (Yen)299,010 (Yen)533,819  (Yen)(834,672)   $(6,276)
Add back:
   Goodwill amortization.....................................        2,656       37,472             --         --
   Embedded goodwill amortization related to equity method
     investments.............................................        2,652       12,265             --         --
Adjust:
   Customer base amortization................................           --       (1,148)            --         --
                                                              ------------ ------------  -------------    -------
Adjusted net income (loss)................................... (Yen)304,318 (Yen)582,408  (Yen)(834,672)   $(6,276)
                                                              ============ ============  =============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                                            2000         2001         2002          2002
                                                         ----------- -----------  ------------- ------------
                                                                          Yen                   U.S. dollars
Basic and diluted earnings per share:
   Reported income (loss) before cumulative effect of
     accounting changes................................. (Yen)18,837 (Yen)33,466  (Yen)(42,442)    $(319)
Add back--
     Goodwill amortization..............................         167       2,349             --       --
     Embedded goodwill amortization related to equity
       method investments...............................         167         769             --       --
Adjust:
   Customer base amortization...........................          --         (72)            --       --
                                                         ----------- -----------  -------------    -----
   Adjusted income (loss) before cumulative effect of
     accounting changes................................. (Yen)19,171 (Yen)36,512  (Yen)(42,442)    $(319)
                                                         =========== ===========  =============    =====
Basic and diluted earnings per share:
   Reported net income (loss)........................... (Yen)18,837 (Yen)33,466  (Yen)(51,731)    $(389)
   Add back--
     Goodwill amortization..............................         167       2,349             --       --
     Embedded goodwill amortization related to equity
       method investments...............................         167         769             --       --
Adjust:
   Customer base amortization...........................          --         (72)            --       --
                                                         ----------- -----------  -------------    -----
   Adjusted net income (loss)........................... (Yen)19,171 (Yen)36,512  (Yen)(51,731)    $(389)
                                                         =========== ===========  =============    =====

10.  Short-term borrowings and long-term debt:

   Short-term borrowings at March 31, 2001 and 2002 comprised the following:

                                                                             2001         2002         2002
                                                                         ------------ ------------ ------------
                                                                              Millions of yen      Millions of
                                                                                                   U.S. dollars
Borrowing denominated in Japanese yen:
   Unsecured short-term bank loans bearing interest at weighted average rates of 0.44% and 0.32% per annum at March 31, 2001 and 2002,
     respectively....................................................... (Yen)592,647 (Yen)319,160    $2,400
   Commercial paper of 0.16% and 0.11% per annum at March 31, 2001
     and 2002, respectively.............................................      161,000      265,100     1,993
Borrowing denominated in U.S. dollar:
   Unsecured short-term bank loans bearing interest at weighted average rates of 5.21% and 2.14% per annum at March 31, 2001 and 2002,
     respectively.......................................................      192,362       16,245       122
                                                                         ------------ ------------    ------
..                                                                        (Yen)946,009 (Yen)600,505    $4,515
                                                                         ============ ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Long-term debt at March 31, 2001 and 2002 comprised the following:

                                                                     2001            2002           2002
                                                                --------------  --------------  ------------
                                                                        Millions of yen         Millions of
                                                                                                U.S. dollars
Debt denominated in Japanese yen:
   0.41%--4.9% coupon bonds due 2002--2011..................... (Yen)1,985,164  (Yen)2,450,700    $18,426
   0.07%--2.5% Euro yen notes due 2002--2007...................        154,000         153,000      1,150
   0.3% (weighted average) floating rate domestic bonds due
     2005--2007................................................          3,000           3,000         23
   0.2% (weighted average) floating rate Euro yen notes due
     2004--2007................................................          5,000          25,000        188
   Unsecured indebtedness to banks--...........................
     1.8% (weighted average) loans due 2002--2022..............      2,546,844       2,761,827     20,766
     0.3% (weighted average) floating rate loans due
       2002--2008..............................................         82,396         350,772      2,637
                                                                --------------  --------------    -------
                                                                     4,776,404       5,744,299     43,190
                                                                --------------  --------------    -------
Debt denominated in foreign currencies:
   6.0%--6.75% U.S. dollar notes due 2002--2008................        287,270         268,500      2,019
   0.6821% floating rate U.S. dollar notes due 2007............             --          10,740         81
   4.0%--5.125% Swiss franc bonds and notes due 2002--
     2006......................................................         24,709          27,224        205
   7.375% Sterling pound bonds due 2003........................         63,392          48,463        364
   3.75% Euro notes due 2006...................................         83,123          88,230        663
   Unsecured indebtedness to banks--
     2.4% (weighted average) U.S. dollar floating rate loans
       due 2002--2006..........................................         24,163          14,615        110
                                                                --------------  --------------    -------
                                                                       482,657         457,772      3,442
                                                                --------------  --------------    -------
Total long-term debt principal.................................      5,259,061       6,202,071     46,632
Less--Deferred bond discounts..................................         (1,980)         (1,793)       (13)
                                                                --------------  --------------    -------
                                                                     5,257,081       6,200,278     46,619
Less--Current maturities.......................................       (810,246)       (755,112)    (5,678)
                                                                --------------  --------------    -------
Total long-term debt........................................... (Yen)4,446,835  (Yen)5,445,166    $40,941
                                                                ==============  ==============    =======

   Interest rates and due dates are in the above table stated at March 31, 2002.

   At March 31, 2002, buildings and land of certain consolidated subsidiaries, with a book value of (Yen)13,534 million ($102 million), were mortgaged as collateral for certain loans.

   All the holders of the bonds and notes issued by NTT referred to in the above table generally have a preferential right under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

   The bond and note agreements relating to NTT's long-term debt at March 31, 2002 stipulate, among other things, that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

   In February and November 1996, debts totaling (Yen)50,000 million and
(Yen)50,000 million, respectively, were removed from the balance sheet by an in-substance defeasance. The principal and interest of the funds deposited in a trust fund with the bank will be sufficient to fund the scheduled principal and interest payments of these debt issues. The balance of these outstanding debts at March 31, 2001 and 2002 were (Yen)100,000 million and nil, respectively.

   In April and May 2001, NTT DoCoMo refinanced a portion of its short-term borrowings with long-term facilities. As such, (Yen)290,000 million of short-term borrowings have been classified as long-term debt as of March 31, 2001 in the above table and accompanying consolidated financial statements.

   The aggregate amounts of annual maturities of long-term debt at March 31, 2002 during each of the five years in the period ending March 31, 2007 and thereafter are as follows:

                                 Millions of   Millions of
                                     yen       U.S. dollars
                                -------------- ------------
                     2003...... (Yen)  755,112   $ 5,678
                     2004......        984,330     7,401
                     2005......        894,980     6,729
                     2006......        536,188     4,031
                     2007......        533,840     4,014
                     Thereafter      2,495,828    18,766
                                --------------   -------
                                (Yen)6,200,278   $46,619
                                ==============   =======

   At March 31, 2002, NTT's subsidiaries had unused committed lines of credit amounting to (Yen)1,367 billion ($10,280 million) and can borrow up to generally 90 days from the banks with whom NTT's subsidiaries have committed line contracts.

11.  Employees' severance payments:

   Employees whose services with NTT Group are terminated are normally entitled to lump-sum severance payments or pension payments as described below, determined by reference to the current basic rate of pay, length of service and conditions under which the termination occurs. Under normal circumstances, the minimum payment is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement.

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

   On November 9, 2001, NTT and its seven consolidated subsidiaries such as NTT East and NTT West agreed with the labor union to implement the Structural Reform Plan, which results in the reduced expected years of future services of current employees of NTT East and NTT West. The effect of this change in the actuarial assumption of employees' expected years of future services increased the projected benefit obligation and has been reflected as an actuarial loss. This plan includes reducing personnel costs, through adopting a fundamental

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

outsourcing strategy and diversifying employment types, and further reductions in various other costs. Under this plan, NTT East and NTT West will move their order-taking, SOHO sales, equipment maintenance and operations, repair work, etc. to newly-established outsourcing companies (to be consolidated for the fiscal year ending March 31, 2003) in each region (prefecture or block of prefectures) and will introduce a plan whereby transferred employees age 51 or over will be retired from NTT East and NTT West and rehired by the outsourcing companies. On May 1, 2002, upon the implementation of this plan, a total of approximately 60,000 employees of NTT East and NTT West were retired from these companies and rehired by the outsourcing companies, which resulted in a curtailment of the severance indemnity plan, that significantly reduced the expected years of future services of current employees of NTT East and NTT West.

   The following table presents reconciliation of the changes in the plan's benefit obligations and fair value of assets of the NTT Severance Payment Plan during the years ended March 31, 2001 and 2002:

                                                       2001             2002           2002
                                                 ---------------  ---------------  ------------
                                                          Millions of yen          Millions of
                                                                                   U.S. dollars
Change in benefit obligations:
   Benefit obligation, beginning of year........ (Yen) 3,760,492  (Yen) 3,771,242    $ 28,355
   Service cost.................................         132,152          130,725         983
   Interest cost................................         110,874          110,567         831
   Actuarial loss (gain)........................          29,167           15,915         120
   Curtailments.................................              --          258,752       1,945
   Benefit payments.............................        (261,443)        (328,474)     (2,469)
                                                 ---------------  ---------------    --------
   Benefit obligation, end of year..............       3,771,242        3,958,727      29,765
                                                 ---------------  ---------------    --------
Change in fair value of plan assets:
   Fair value of plan assets, beginning of year.         665,207          767,870       5,773
   Actual return on plan assets.................         (36,692)         (22,287)       (167)
   Employer contributions.......................         163,335          166,654       1,253
   Benefits payments............................         (23,980)         (32,827)       (247)
                                                 ---------------  ---------------    --------
   Fair value of plan assets, end of year.......         767,870          879,410       6,612
                                                 ---------------  ---------------    --------
At March 31:
   Funded status................................      (3,003,372)      (3,079,317)    (23,153)
   Unrecognized net actuarial loss..............          76,608          135,183       1,016
   Unrecognized transition obligation...........         213,643           14,886         112
   Unrecognized prior service cost (*1).........        (216,620)        (119,756)       (900)
                                                 ---------------  ---------------    --------
   Net amount recognized........................ (Yen)(2,929,741) (Yen)(3,049,004)   $(22,925)
                                                 ===============  ===============    ========

--------
(*1) Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                                      2001             2002           2002
                                                ---------------  ---------------  ------------
                                                         Millions of yen          Millions of
                                                                                  U.S. dollars
At March 31:
   Liability for employees' severance payments. (Yen)(2,939,134) (Yen)(3,065,921)   $(23,052)
   Accumulated other comprehensive loss........           9,393           16,917         127
                                                ---------------  ---------------    --------
   Net amount recognized....................... (Yen)(2,929,741) (Yen)(3,049,004)   $(22,925)
                                                ===============  ===============    ========

   The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2002 included the following components:

                                                                   2000          2001          2002          2002
                                                               ------------  ------------  ------------  ------------
                                                                            Millions of yen              Millions of
                                                                                                         U.S. dollars

Service cost.................................................. (Yen)138,450  (Yen)132,152  (Yen)130,725     $  983
Interest cost on projected benefit obligation.................      124,910       110,874       110,567        831
Expected return on plan assets................................      (22,159)      (20,380)      (24,997)      (188)
Net amortization and deferral.................................       83,096        41,288        42,123        317
                                                               ------------  ------------  ------------     ------
                                                                    324,297       263,934       258,418      1,943
Curtailment loss..............................................           --            --       322,736      2,427
                                                               ------------  ------------  ------------     ------
Total cost for employees' severance indemnities as recorded in
  the consolidated statements of income....................... (Yen)324,297  (Yen)263,934  (Yen)581,154     $4,370
                                                               ============  ============  ============     ======
Assumptions in determination of net pension cost:
   Discount rate..............................................          3.0%          3.0%          2.5%
   Long-term rate of salary increases.........................          3.0%          3.0%      2.0-4.7%
   Long-term rate of return on funded assets..................          3.0%          3.0%          3.0%

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

   In March 2000, there were revisions of the Japanese Welfare Pension Insurance Law, which reduced the projected benefit obligation of the contributory defined benefit pension plans for NTT and certain subsidiaries in Japan. Following these revisions, NTT Group in Japan amended the plan, NTT Kosei Nenkin Kikin, that the beginning date of giving benefits to its employees has been deferred from 60 years old to 65 years old for the year ended March 31, 2002. The amendment also reduced its projected benefit obligation.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table presents a reconciliation of the changes in NTT's welfare pension plans' benefit obligations and fair value of assets of NTT's welfare pension plans at March 31, 2001 and 2002:

                                                      2001            2002           2002
                                                 --------------  --------------  ------------
                                                         Millions of yen         Millions of
                                                                                 U.S. dollars
Change in benefit obligations:
   Benefit obligation, beginning of year........ (Yen)1,104,677  (Yen)1,272,946    $ 9,571
   Service cost.................................        131,889         139,736      1,051
   Interest cost................................         32,717          38,081        286
   Plan amendment...............................             --         (36,411)      (274)
   Actuarial loss(gain).........................          4,868         122,126        918
   Other........................................             --          (5,544)       (42)
   Benefit payments.............................         (1,205)         (2,590)       (19)
                                                 --------------  --------------    -------
   Benefit obligation, end of year..............      1,272,946       1,528,344     11,491
                                                 --------------  --------------    -------
Change in fair value of plan assets:
   Fair value of plan assets, beginning of year.        991,261         987,087      7,422
   Actual return on plan assets.................        (75,968)        (33,483)      (252)
   Employer contributions.......................         41,271          39,567        297
   Employee contributions.......................         31,728          31,273        235
   Benefits payments............................         (1,205)         (2,590)       (19)
                                                 --------------  --------------    -------
   Fair value of plan assets, end of year.......        987,087       1,021,854      7,683
                                                 --------------  --------------    -------
At March 31:
   Funded status................................       (285,859)       (506,490)    (3,808)
   Unrecognized net actuarial loss..............        217,370         391,522      2,944
   Unrecognized prior service cost (*1).........        (14,672)        (49,686)      (374)
                                                 --------------  --------------    -------
   Net amount recognized........................ (Yen)  (83,161) (Yen) (164,654)   $(1,238)
                                                 ==============  ==============    =======

--------
(*1) Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

   The following table provides the amounts recognized in NTT's consolidated balance sheets:

At March 31,                                    2001           2002          2002
------------                                ------------  -------------  ------------
                                                  Millions of yen        Millions of
                                                                         U.S. dollars
Liability for employee's severance payments (Yen)(84,717) (Yen)(198,870)   $(1,495)
Accumulated other comprehensive loss.......        1,556         34,216        257
                                            ------------  -------------    -------
Net amount recognized...................... (Yen)(83,161) (Yen)(164,654)   $(1,238)
                                            ============  =============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2002 included the following components:

                                                                   2000          2001          2002          2002
                                                               ------------  ------------  ------------  ------------
                                                                            Millions of yen              Millions of
                                                                                                         U.S. dollars
Service cost.................................................. (Yen)132,471  (Yen)131,889  (Yen)139,736     $1,051
Interest cost on projected benefit obligation.................       30,591        32,717        38,081        286
Expected return on plan assets................................      (35,064)      (30,464)      (30,629)      (230)
Net amortization and deferral.................................           --         1,339         6,437         48
Employee contributions........................................      (32,865)      (31,728)      (31,273)      (235)
                                                               ------------  ------------  ------------     ------
Total cost for employees' severance indemnities as recorded in
  the consolidated statements of income....................... (Yen) 95,133  (Yen)103,753  (Yen)122,352     $  920
                                                               ============  ============  ============     ======
Assumptions in determination of net pension cost:
   Discount rate..............................................          3.0%          3.0%          2.5%
   Long-term rate of salary increases.........................          3.0%          3.0%      1.6-4.2%
   Long-term rate of return on funded assets..................          3.0%          3.0%          3.0%

12.  Restructuring charges:

   For the year ended March 31, 2002, NTT and certain subsidiaries undertook several restructuring activities including the implementation of the Structural Reform Plan as discussed in Note 11 and that of restructuring plan of Verio, a subsidiary in other segment.

   Significant restructuring charges incurred from these activities are as follows:

   NTT recorded restructuring charges totaling (Yen)556,156 million ($4,182 million) mainly associated with the implementation of the Structural Reform Plan of NTT East and NTT West in the regional communication segment. These charges consisted of a curtailment loss of the severance indemnity plan of
(Yen)322,736 million ($2,427 million) and additional lump-sum severance payments of (Yen)233,420 million ($1,755 million). The remaining balances of these two charges as of March 31, 2002 were included in (Yen)322,736 million ($2,427 million) in "Liability for employees' severance payments" and
(Yen)196,090 million ($1,474 million) in "Accrued payroll", respectively.

   NTT recorded restructuring charges totaling (Yen)83,058 million ($624 million) associated with the downsizing of Verio's business and the implementation of restructuring plans in certain domestic subsidiaries other than NTT East and NTT West in the other segment. These charges consisted of non-cash charges of asset write-down of (Yen)32,430 million ($244 million), additional lump-sum severance payments of (Yen)25,330 million ($190 million) and costs related to facility shutdowns of (Yen)25,298 million ($190 million). The remaining reserve balance as of March 31, 2002 was included in (Yen)19,907 million ($150 million) in "Accrued payroll" and in (Yen)61,281 million ($461 million) in Current liabilities--"Other" in the consolidated balance sheet as of March 31, 2002.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


13.  Income taxes:

   NTT is subject to a number of different taxes, based on income with an aggregate normal statutory tax rate in Japan of approximately 42 percent. Reconciliation of the difference of the effective tax rates of NTT and the normal statutory tax rates are as follows:

                                                                           Percent of income
                                                                          before income taxes
                                                                         --------------------
                                                                          2000   2001    2002
                                                                         -----  -----  ------
Normal statutory tax rate............................................... 41.82% 41.96% (41.99)%
Net tax effect of write-down of investments and recognition of temporary
  difference (*1).......................................................    --     --  (16.16)
Net change in valuation allowance.......................................    --   3.16  (23.60)
Other................................................................... (0.48)  0.25    0.63
                                                                         -----  -----  ------
Effective tax rate...................................................... 41.34% 45.37% (81.12)%
                                                                         =====  =====  ======

--------
(*1) NTT Group has recognized impairment losses which were not deducted in determining current taxes payable in the fiscal year ended March 31, 2001. However, the temporary difference between the written-down book basis and the tax basis of those investments has been recognized as a deferred tax asset. The excess of the amount of the recognized temporary difference over the tax effect of the losses, resulted in a net benefit in determining income tax expense (benefit) in the fiscal year ended March 31, 2002.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Significant components of the deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

                                                            2001            2002           2002
                                                       --------------  --------------  ------------
                                                               Millions of yen         Millions of
                                                                                       U.S. dollars
Deferred tax assets:
   Liability for employees' severance payments........ (Yen)  923,565  (Yen)1,115,755    $ 8,389
   Accrued enterprise tax.............................         31,585          31,420        236
   Depreciation.......................................        159,218         178,342      1,341
   Payable for additional lump-sum severance payments.             --          89,153        670
   Impairment of investments in foreign companies.....             --         725,203      5,453
   Compensated absences...............................         97,357          93,660        704
   Accrued bonus......................................         24,905          35,341        266
   Unamortized purchases of the leased assets.........         42,679          48,719        366
   Operating loss carryforward........................         86,946         101,416        763
   Other..............................................         97,464         211,792      1,592
                                                       --------------  --------------    -------
   Total gross deferred tax assets....................      1,463,719       2,630,801     19,780
   Less--Valuation allowance..........................        (41,232)        (19,887)      (149)
                                                       --------------  --------------    -------
   Total deferred tax assets..........................      1,422,487       2,610,914     19,631
                                                       --------------  --------------    -------
Deferred tax liabilities:
   Unrealized gains on securities.....................         10,557           2,534         19
   Special reserve for tax purposes...................         23,373          13,791        104
   Gains on sales of subsidiary stocks................        591,789         591,789      4,449
   Foreign currency translation adjustments...........          1,807          91,917        691
   Other..............................................         87,372          51,995        391
                                                       --------------  --------------    -------
   Total gross deferred tax liabilities...............        714,898         752,026      5,654
                                                       --------------  --------------    -------
   Net deferred tax assets............................ (Yen)  707,589  (Yen)1,858,888    $13,977
                                                       ==============  ==============    =======

   The valuation allowance at March 31, 2001 and 2002 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the fiscal years ended March 31, 2000 and 2001 were an increase of (Yen)2,287 million and (Yen)38,945 million, respectively, and for the year ended March 31, 2002 was decrease of (Yen)21,345 million ($160 million). During the year ended March 31, 2002, approximately
(Yen)28,352 million ($213 million) of tax benefits have been realized through utilization of operating loss carryforwards.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Net deferred tax assets at March 31, 2001 and 2002 are included in the consolidated balance sheet as follows:

                                                         2001            2002           2002
                                                    --------------  --------------  ------------
                                                            Millions of yen         Millions of
                                                                                    U.S. dollars
Prepaid expenses and other current assets.......... (Yen)  172,664  (Yen)  274,760    $ 2,066
Deferred income taxes(investments and other assets)      1,050,031       2,069,780     15,562
Other current liabilities..........................             --          (5,400)       (40)
Other long-term liabilities........................       (515,106)       (480,252)    (3,611)
                                                    --------------  --------------    -------
                                                    (Yen)  707,589  (Yen)1,858,888    $13,977
                                                    ==============  ==============    =======

   Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2002 amounted to approximately (Yen)241,524 million ($1,816 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire mainly in five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14.  Consumption tax:

   The consumption tax rate, with minor exceptions, for all taxable goods and services is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services.

15.  Shareholders' equity:

   According to the NTT Law, NTT must obtain authorization from the Minister of Public Management, Home Affairs, Posts and Telecommunications for certain financial matters including (1) any new issue of shares, convertible debentures or debentures with preemptive rights to acquire new shares; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

   On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, NTT capitalized the aggregate amount of
(Yen)15,600 million of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for in the manner adopted by companies in the United States of America, (Yen)234,624 million would have been transferred from retained earnings to the applicable capital accounts.

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

   On November 10, 2000, based upon the resolution of the Board of Directors' Meeting held on September 29, 2000 and October 23, 2000, NTT issued 300,000 shares of common stock at a price of (Yen)949 thousand per share. NTT recorded
(Yen)142,350 million in common stock and of (Yen)139,260 million in additional paid-in capital.

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

   The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2002 was (Yen)1,442,276 million ($10,844 million).

   In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2002 includes amounts representing final cash dividends of (Yen)40,336 million ($303 million), (Yen)2,500 ($19) per share, which were approved at the shareholders' meeting held on June 27, 2002.

   Prior to the recent amendments to the Japanese Commercial Code, purchase and retirement by NTT of its own shares could be made at any time by resolution of the Board of Directors' Meeting up to the number of shares and total purchase price as described above. However, following such amendments, purchase by NTT of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, NTT may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

   On May 14, 2002, the Board of Directors of NTT resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which were discussed by the General Meeting of Shareholders held on June 27, 2002, resolve that NTT may acquire up to a total not exceeding 200 thousand outstanding shares of its common stock at an amount in a total not exceeding (Yen)100 billion ($752 million) until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2003.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Accumulated other comprehensive income (loss)--

   An analysis of the changes for the years ended March 31, 2000, 2001 and 2002 in accumulated other comprehensive income (loss) is shown below:

                                                         2000          2001          2002          2002
                                                     ------------  ------------  ------------  ------------
                                                                  Millions of yen              Millions of
                                                                                               U.S. dollars
Unrealized gain (loss) on securities:
   At beginning of year............................. (Yen)(22,181) (Yen) 75,321  (Yen) 21,743     $ 163
   Change during the year...........................       97,502       (53,578)       (1,036)       (8)
                                                     ------------  ------------  ------------     -----
       At end of year............................... (Yen) 75,321  (Yen) 21,743  (Yen) 20,707     $ 155
                                                     ============  ============  ============     =====
Unrealized gain (loss) on derivative instruments:
   At beginning of year............................. (Yen)     --  (Yen)     --  (Yen)     --     $  --
   Cumulative effect of an accounting change........           --            --        (8,250)      (62)
   Change during the year(*1).......................           --            --        (1,467)      (11)
                                                     ------------  ------------  ------------     -----
       At end of year............................... (Yen)     --  (Yen)     --  (Yen) (9,717)    $ (73)
                                                     ============  ============  ============     =====
Foreign currency translation adjustments:
   At beginning of year............................. (Yen)   (261) (Yen)(11,924) (Yen) 34,048     $ 256
   Change during the year...........................      (11,663)       45,972        56,788       427
                                                     ------------  ------------  ------------     -----
       At end of year............................... (Yen)(11,924) (Yen) 34,048  (Yen) 90,836     $ 683
                                                     ============  ============  ============     =====
Minimum pension liability adjustment:
   At beginning of year............................. (Yen)(21,136) (Yen)(23,135) (Yen) (4,150)    $ (31)
   Change during the year...........................       (1,999)       18,985       (21,702)     (163)
                                                     ------------  ------------  ------------     -----
       At end of year............................... (Yen)(23,135) (Yen) (4,150) (Yen)(25,852)    $(194)
                                                     ============  ============  ============     =====
Total accumulated other comprehensive income (loss):
   At beginning of year............................. (Yen)(43,578) (Yen) 40,262  (Yen) 51,641     $ 388
   Cumulative effect of an accounting change........           --            --        (8,250)      (62)
   Change during the year...........................       83,840        11,379        32,583       245
                                                     ------------  ------------  ------------     -----
       At end of year............................... (Yen) 40,262  (Yen) 51,641  (Yen) 75,974     $ 571
                                                     ============  ============  ============     =====

--------
(*1) Net change in Unrealized gain (loss) on derivative instruments (net of tax):

                                                                      2002          2002
                                                                  ------------  ------------
                                                                   Millions of  Millions of
                                                                       yen      U.S. dollars
Unrealized gain arising during the period........................ (Yen) 17,438     $ 131
Less--Reclassification adjustment for gain included in net income      (18,905)     (142)
                                                                  ------------     -----
Net change in Unrealized gain (loss) on derivative instruments... (Yen) (1,467)    $ (11)
                                                                  ============     =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2000, 2001 and 2002 is shown below:

                                                                  Tax
                                                 Pre-tax       expense/     Net-of-tax
                                                 amount        (benefit)      amount
                                              -------------  ------------  ------------
                                                           Millions of yen
For the year ended March 31, 2000:
   Unrealized gain on securities............. (Yen) 155,476  (Yen)(57,974) (Yen) 97,502
   Foreign currency translation adjustments..       (12,511)          848       (11,663)
   Minimum pension liability adjustment......        (3,941)        1,942        (1,999)
                                              -------------  ------------  ------------
       Other comprehensive income (loss)..... (Yen) 139,024  (Yen)(55,184) (Yen) 83,840
                                              =============  ============  ============
For the year ended March 31, 2001:
   Unrealized gain on securities............. (Yen)(112,192) (Yen) 58,614  (Yen)(53,578)
   Foreign currency translation adjustments..        48,808        (2,836)       45,972
   Minimum pension liability adjustment......        32,614       (13,629)       18,985
                                              -------------  ------------  ------------
       Other comprehensive income (loss)..... (Yen) (30,770) (Yen) 42,149  (Yen) 11,379
                                              =============  ============  ============
For the year ended March 31, 2002:
   Unrealized gain on securities............. (Yen)    (746) (Yen)   (290) (Yen) (1,036)
   Unrealized loss on derivative instruments.       (16,276)        6,559        (9,717)
   Foreign currency translation adjustments..       146,898       (90,110)       56,788
   Minimum pension liability adjustment......       (39,953)       18,251       (21,702)
                                              -------------  ------------  ------------
       Other comprehensive income (loss)..... (Yen)  89,923  (Yen)(65,590) (Yen) 24,333
                                              =============  ============  ============

                                                            Tax
                                                 Pre-tax expense/  Net-of-tax
                                                 amount  (benefit)   amount
                                                 ------- --------- ----------
                                                   Millions of U.S. dollars
   For the year ended March 31, 2002:
      Unrealized gain on securities............. $   (6)   $  (2)    $  (8)
      Unrealized loss on derivative instruments.   (122)      49       (73)
      Foreign currency translation adjustments..  1,104     (677)      427
      Minimum pension liability adjustment......   (300)     137      (163)
                                                 ------    -----     -----
          Other comprehensive income (loss)..... $  676    $(493)    $ 183
                                                 ======    =====     =====

16.  Business segment and geographic area:

   As a result of the adoption of Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information", NTT Group's results had been segmented according to its four primary lines of business since the beginning of fiscal 1999: wireline services, wireless services, data communications services and other services. The NTT's reorganization program effected in July 1999 allowed NTT management to report additional reportable segment information for its wireline services and assess performance on five reporting segments instead of four segments. In effect, the existing wireline services segment was divided into two reportable segments: the regional communications services that NTT East and NTT West provide and the long distance communications and international services that NTT Communications provides.

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

   NTT Group's data communications services segment, provided by NTT DATA COPORATION ("NTT DATA"), includes data communications facility services, system integration services and other related services.

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Business segments--

   Sales and operating revenue:

                                                         2000             2001             2002           2001
                                                   ---------------  ---------------  ---------------  ------------
                                                                    Millions of yen                   Millions of
                                                                                                      U.S. dollars
Sales and operating revenue:
   Wireline services--
       Customers.................................. (Yen) 5,715,235  (Yen)        --  (Yen)        --    $     --
       Intersegment...............................         459,153               --               --          --
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       6,174,388               --               --          --
   Regional communication services--
       Customers..................................              --        4,416,942        4,177,850      31,412
       Intersegment...............................              --          973,967          764,807       5,751
                                                   ---------------  ---------------  ---------------    --------
                                                                --        5,390,909        4,942,657      37,163
   Long distance communications and international
     services--
       Customers..................................              --        1,170,483        1,105,515       8,312
       Intersegment...............................              --          191,841          176,825       1,330
                                                   ---------------  ---------------  ---------------    --------
                                                                --        1,362,324        1,282,340       9,642
   Wireless services--
       Customer...................................       3,722,470        4,653,402        5,154,879      38,759
       Intersegment...............................           7,252           15,964           12,259          92
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       3,729,722        4,669,366        5,167,138      38,851
   Data communication services--
       Customers..................................         641,761          680,755          699,795       5,262
       Intersegment...............................          74,669          105,974          102,172         768
                                                   ---------------  ---------------  ---------------    --------
       Total......................................         716,430          786,729          801,967       6,030
   Other--
       Customers..................................         303,873          406,516          397,598       2,989
       Intersegment...............................       1,656,996        1,722,695        1,655,348      12,446
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       1,960,869        2,129,211        2,052,946      15,435
   Elimination....................................      (2,198,070)      (3,010,441)      (2,711,411)    (20,387)
                                                   ---------------  ---------------  ---------------    --------
   Consolidated total............................. (Yen)10,383,339  (Yen)11,328,098  (Yen)11,535,637    $ 86,734
                                                   ===============  ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Segment profit or loss:

                                                               2000           2001            2002           2001
                                                           ------------  --------------  --------------  ------------
                                                                          Millions of yen                Millions of
                                                                                                         U.S. dollars
Operating income (loss):
   Wireline services--.................................... (Yen)195,030  (Yen)       --  (Yen)       --    $    --
       Regional communication services....................           --        (107,524)       (727,628)    (5,471)
       Long distance communications and international
         services.........................................           --          84,278          56,472        424
   Wireless services......................................      522,692         795,407       1,013,874      7,623
   Data communication services............................       38,913          55,840          53,759        404
   Other..................................................      (10,027)       (142,082)       (446,793)    (3,359)
                                                           ------------  --------------  --------------    -------
   Total..................................................      746,608         685,919         (50,316)      (379)
   Elimination............................................       77,182         148,887         111,850        841
                                                           ------------  --------------  --------------    -------
Consolidated operating income.............................      823,790         834,806          61,534        462
Other income..............................................      135,441         763,546         135,539      1,019
Other expenses............................................      270,259         293,195         287,531      2,161
                                                           ------------  --------------  --------------    -------
Consolidated income (loss) before income taxes............ (Yen)688,972  (Yen)1,305,157  (Yen)  (90,458)   $  (680)
                                                           ============  ==============  ==============    =======
Equity in earnings (losses) of affiliated companies:
   Wireline services--.................................... (Yen) (2,700) (Yen)       --  (Yen)       --    $    --
       Regional communication services....................           --           3,555          28,336        213
       Long distance communications and international
         services.........................................           --          (5,455)        (28,191)      (212)
   Wireless services......................................        8,988         (18,221)       (645,341)    (4,852)
   Data communication services............................        1,970            (558)         (3,249)       (25)
   Other..................................................        1,832           2,871         (20,243)      (152)
                                                           ------------  --------------  --------------    -------
Consolidated total........................................ (Yen) 10,090  (Yen)  (17,808) (Yen) (668,688)   $(5,028)
                                                           ============  ==============  ==============    =======

   Assets:

                                                   2000             2001             2002            2002
                                             ---------------  ---------------  ----------------  ------------
                                                               Millions of yen                   Millions of
                                                                                                 U.S. dollars
Total Assets:
   Wireline services--...................... (Yen)12,179,514  (Yen)        --  (Yen)         --    $     --
       Regional communication services......              --       10,485,598        10,358,216      77,881
       Long distance communications and
         international services.............              --        2,184,983         3,229,589      24,283
   Wireless services........................       3,642,231        6,016,505         6,056,354      45,536
   Data communication services..............       1,082,623        1,076,076         1,116,155       8,392
   Other....................................      10,332,733       10,392,112        10,982,949      82,579
                                             ---------------  ---------------  ----------------    --------
   Total....................................      27,237,101       30,155,274        31,743,263     238,671
   Elimination..............................      (8,135,863)      (8,395,872)      (10,318,457)    (77,582)
                                             ---------------  ---------------  ----------------    --------
Consolidated total.......................... (Yen)19,101,238  (Yen)21,759,402  (Yen) 21,424,806    $161,089
                                             ===============  ===============  ================    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Other significant items:

                                                                2000           2001           2002          2002
                                                           -------------- -------------- -------------- ------------
                                                                         Millions of yen                Millions of
                                                                                                        U.S. dollars
Depreciation and amortization:
   Wireline services--.................................... (Yen)1,393,550 (Yen)       -- (Yen)       --   $    --
       Regional communication services....................             --      1,251,904      1,182,286     8,890
       Long distance communications and international
         services.........................................             --        136,875        146,440     1,101
   Wireless services......................................        591,431        593,219        638,055     4,797
   Data communication services............................        143,543        145,922        154,702     1,163
   Other..................................................        289,807        341,036        314,104     2,362
                                                           -------------- -------------- --------------   -------
Consolidated total........................................ (Yen)2,418,331 (Yen)2,468,956 (Yen)2,435,587   $18,313
                                                           ============== ============== ==============   =======
Capital expenditures for segment assets:
   Wireline services--.................................... (Yen)1,427,203 (Yen)       -- (Yen)       --   $    --
       Regional communication services....................             --      1,097,833        766,323     5,762
       Long distance communications and international
         services.........................................             --        171,601        144,957     1,090
   Wireless services......................................        876,057      1,012,795      1,032,256     7,761
   Data communication services............................        211,189        164,372        170,577     1,283
   Other..................................................        214,346        219,249        177,813     1,337
                                                           -------------- -------------- --------------   -------
Consolidated total........................................ (Yen)2,728,795 (Yen)2,665,850 (Yen)2,291,926   $17,233
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

   There have been no sales and operating revenue from transactions with a single external customer amounting to 10 percent or more of NTT's revenues for the years ended March 31, 2000, 2001 and 2002.

17.  Leases:

   NTT Group leases certain office space, employees' residential facilities and other assets. Leases qualifying as capital leases at March 31, 2001 and 2002 were as follows:

    Class of property                 2001           2002          2002
    -----------------            -------------  -------------  ------------
                                        Millions of yen        Millions of
                                                               U.S. dollars
    Buildings................... (Yen) 341,693  (Yen) 323,019    $ 2,429
    Machinery, vessels and tools       258,929        251,179      1,889
    Accumulated depreciation....      (261,583)      (265,162)    (1,994)
                                 -------------  -------------    -------
                                 (Yen) 339,039  (Yen) 309,036    $ 2,324
                                 =============  =============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2002 are as follows:

                                                   Millions    Millions of
    Year ending March 31                            of yen     U.S. dollars
    --------------------                        -------------- ------------
    2003....................................... (Yen)   34,785    $  262
    2004.......................................         33,615       252
    2005.......................................         32,291       243
    2006.......................................         31,234       235
    2007.......................................         28,292       213
    Later years................................        890,838     6,698
                                                --------------    ------
    Total minimum lease payments...............      1,051,055     7,903
    Less--Amount representing interest.........        710,485     5,342
                                                --------------    ------
    Present value of net minimum lease payments        340,570     2,561
    Less--Current obligation...................         10,881        82
                                                --------------    ------
    Long-term capital lease obligations........ (Yen)  329,689    $2,479
                                                ==============    ======

   Rental expenses under operating leases for land, buildings and equipment under cancellable leases, which are generally renewed upon expiration, for the years ended March 31, 2000, 2001 and 2002 were (Yen)153,376 million,
(Yen)170,470 million and (Yen)189,487 million ($1,425 million), respectively.

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

   Finance lease receivables at March 31, 2001and 2002 were as follows:

                                                 2001           2002          2002
                                            -------------  -------------  ------------
                                                   Millions of yen        Millions of
                                                                          U.S. dollars
Investment in financing leases:
   Total minimum lease payments receivable. (Yen) 464,425  (Yen) 464,132     $3,490
   Unearned income.........................       (56,260)       (51,252)      (385)
   Estimated residual values...............         5,626          6,545         49
                                            -------------  -------------     ------
                                                  413,791        419,425      3,154
Less--Allowance for doubtful accounts......        (3,562)        (3,326)       (25)
                                            -------------  -------------     ------
                                                  410,229        416,099      3,129
Less--Current portion......................      (112,795)      (118,332)      (890)
                                            -------------  -------------     ------
                                            (Yen) 297,434  (Yen) 297,767     $2,239
                                            =============  =============     ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   At March 31, 2002, the contractual maturities of minimum lease payments of the investment in financing leases are as follows:

                                        Millions   Millions of
                 Year ending March 31    of yen    U.S. dollars
                 -------------------- ------------ ------------
                      2003........... (Yen)155,573    $1,170
                      2004...........      121,493       913
                      2005...........       86,966       654
                      2006...........       55,719       419
                      2007...........       28,466       214
                      Thereafter.....       15,915       120
                                      ------------    ------
                                      (Yen)464,132    $3,490
                                      ============    ======

   Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

18.  Research and development expenses and advertising costs:

  Research and development expenses--

   Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2000, 2001 and 2002 were (Yen)357,626 million, (Yen)406,018 million and (Yen)390,892 million ($2,939 million), respectively.

  Advertising costs--

   Advertising costs are expensed as incurred. Advertising costs included in other operating expenses were (Yen)113,077 million, (Yen)136,479 million and
(Yen)120,565 million ($907 million) for the years ended March 31, 2000, 2001 and 2002, respectively.

19.  Gains on sales of subsidiary stock:

   On February 23, 2001, NTT DoCoMo issued 460,000 new shares of stock for total proceeds of (Yen)930,005 million, net of related expenses. As a result of the issuance, NTT's stake in NTT DoCoMo has been reduced from 67.13 percent to
64.06 percent.

   The resulting pretax gains on these issuances of subsidiary stock amounting to (Yen)516,599 million are recognized in the consolidated statement of income for the year ended March 31, 2001 together with applicable deferred taxes thereon. In the consolidated statement of cash flows for the year ended March 31, 2001, the gains on issuance of subsidiary stock are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)930,005 million are included in the cash flows from financing activities.

20.  Foreign exchange gain and loss:

   Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2000, 2001 and 2002 were gains of (Yen)918 million, (Yen)2,764 million and loss of (Yen)16,129 million ($121 million), respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


21.  Financial instruments:

  Derivative instruments and hedging activities--

   In the normal course of business, NTT and certain subsidiaries have certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

   NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

   NTT Group's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

   The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as - and that are designated and qualify as- fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2002. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

   The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group's strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualify as cash flow hedges are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. For the year ended March 31, 2002, these cash flow hedges were effective and the amount that representing hedges' ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2002, approximately (Yen)11,712 million ($88 million) of

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

deferred net gains on derivative instruments accumulated in other comprehensive income are expected to be reclassified as earnings during the next twelve months.

  Fair value of financial instruments--

   The table that follows provides the estimated fair value of financial instruments. The following table excludes cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade and accrued payroll that are carried at amounts which approximate fair value. Because such instruments have the short maturities. The table also excludes debt and equity securities that are disclosed in Note 8. In the following table, the fair values of long-term debt, including the current portion, are estimated based on the discounted amounts of future cash flows using NTT Group's current incremental rates of borrowings for similar liabilities. The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at March 31, 2001 and 2002 with discounted amounts of net future cash flows.

                                              2001                              2002                       2002
                                --------------------------------  --------------------------------  -----------------------
                                    Carrying          Fair            Carrying          Fair        Carrying       Fair
                                    amounts           value           amounts           value       amounts        value
                                ---------------  ---------------  ---------------  ---------------  --------      --------
                                                          Millions of yen                           Millions of U.S. dollars
Long-term debt including
  current portion.............. (Yen)(5,257,081) (Yen)(5,707,703) (Yen)(6,200,278) (Yen)(6,417,637) $(46,619)    $(48,253)
Forward exchange contracts.....           4,426           (6,838)             (24)             (24)       (0)          (0)
Interest rate and currency swap
  agreements...................          10,073          (18,767)           4,288            4,288        32           32

   The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2001 and 2002:

                                               2001         2002         2002
                                           ------------ ------------ ------------
                                                Millions of yen      Millions of
                                                                     U.S. dollars
Forward exchange contracts................ (Yen)146,204 (Yen) 79,797    $  600
Interest rate and currency swap agreements      870,807      938,567     7,057

  Concentrations of credit risk--

   NTT Group does not have any significant concentration of business transacted with an individual counter party or groups of counter parties that could, if suddenly eliminated, severely impact its operations at March 31, 2002.

22.  Commitments and contingent liabilities:

   Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and other assets approximated (Yen)290,371 million ($2,183 million).

   Contingent liabilities at March 31, 2002 for loans guaranteed amounted to
(Yen)21,242 million ($160 million).

   At March 31, 2002, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


23.  Subsequent events:

   Subsequent to March 31, 2001, NTT issued four series of coupon bonds with an aggregate principal amount of (Yen)40,000 million ($301 million) bearing interest at rates of 0.1475%, 0.19%, 0.2412% and 0.2925% due 2003, 2004, 2004
and 2005, respectively, and NTT DoCoMo issued 0.67% coupon bonds with an aggregate principal amount of (Yen)100,000 million ($752 million) due 2007.

   NTT DoCoMo entered into memoranda of understanding (MOU), dated May 8, 2002, with its eight regional subsidiaries (NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the "Regional Subsidiaries")) which provide that the Regional Subsidiaries shall become wholly-owned subsidiaries of NTT DoCoMo by way of share exchange. The purpose of the share exchange is to prepare for the possible adoption of consolidated tax reporting, upon enactment of the Consolidated Tax System in Japan, which is expected in the current fiscal year ending March 31, 2003 and to increase the NTT DoCoMo group's overall value by unifying its business and financing strategies. The expected date of the share exchange is November 1, 2002 and it will be carried out based on share exchange ratios determined using the valuation of both the NTT DoCoMo's and Regional Subsidiaries' common shares obtained from qualified independent third parties. NTT DoCoMo intends to purchase treasury shares (approximately 860,000 shares after the five-for-one stock split) and utilize them for the share exchanges.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Year Ended March 31

                                                 Additions
                                     Balance at  charged to                Balance at
                                    beginning of costs and    Deductions     end of
                                       period     expenses     (Note 1)      period
                                    ------------ ----------- ------------  -----------
                                                     Millions of yen
Year ended March 31, 2000:
   Allowance for doubtful accounts. (Yen)40,287  (Yen)29,737 (Yen)(34,342) (Yen)35,682
                                    ===========  =========== ============  ===========
Year ended March 31, 2001:
   Allowance for doubtful accounts. (Yen)35,682  (Yen)32,339 (Yen)(25,801) (Yen)42,220
                                    ===========  =========== ============  ===========
Year ended March 31, 2002:
   Allowance for doubtful accounts. (Yen)42,220  (Yen)30,785 (Yen)(30,000) (Yen)43,005
                                    ===========  =========== ============  ===========

                                                 Additions
                                     Balance at  charged to                Balance at
                                    beginning of costs and    Deductions     end of
                                       period     expenses     (Note 1)      period
                                    ------------ ----------- ------------  -----------
                                                 Millions of U.S. dollars
Year ended March 31, 2002:
   Allowance for doubtful accounts.     $   317      $   231     $   (225)     $   323
                                    ===========  =========== ============  ===========

--------
Note: 1.  Amounts written off.

                                              Balance at                            Balance at
                                             beginning of                             end of
                                                period     Additions   Deductions     period
                                             ------------ ----------- ------------  -----------
                                                              Millions of yen
Year ended March 31, 2000:
   Valuation allowance--Deferred tax assets. (Yen)    --  (Yen) 2,287 (Yen)     --  (Yen) 2,287
                                             ===========  =========== ============  ===========
Year ended March 31, 2001:
   Valuation allowance--Deferred tax assets. (Yen) 2,287  (Yen)41,232 (Yen) (2,287) (Yen)41,232
                                             ===========  =========== ============  ===========
Year ended March 31, 2002:
   Valuation allowance--Deferred tax assets. (Yen)41,232  (Yen) 4,159 (Yen)(25,504) (Yen)19,887
                                             ===========  =========== ============  ===========

                                              Balance at                            Balance at
                                             beginning of                             end of
                                                period     Additions   Deductions     period
                                             ------------ ----------- ------------  -----------
                                                          Millions of U.S. dollars
Year ended March 31, 2002:
   Valuation allowance--Deferred tax assets.     $   309      $    31     $   (191)     $   149
                                             ===========  =========== ============  ===========