Form 20-F
period 2003-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2003-07-03
CIK 769594

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                               -----------------

                                   FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      or

         [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2003

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

                   Common stock             15,932,445 shares

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

                           Item 17 [_]    Item 18 [X]

================================================================================

                               TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
                                                     PART I
                     ITEM   1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........   4

                     ITEM   2--OFFER STATISTICS AND EXPECTED TIMETABLE.........................   4

                     ITEM   3--KEY INFORMATION.................................................   4

                     ITEM   4--INFORMATION ON THE COMPANY......................................  18

                     ITEM   5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................  51

                     ITEM   6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................  79

                     ITEM   7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............  84

                     ITEM   8--FINANCIAL INFORMATION...........................................  86

                     ITEM   9--THE OFFER AND LISTING...........................................  86

                     ITEM  10--ADDITIONAL INFORMATION..........................................  89

                     ITEM  11--QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......  95

                     ITEM  12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........  97

                                                     PART II
                     ITEM  13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................  97

                     ITEM  14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
                              OF PROCEEDS......................................................  97

                     ITEM  15--CONTROLS AND PROCEDURES.........................................  98

                     ITEM 16A--AUDIT COMMITTEE FINANCIAL EXPERT................................  98

                     ITEM 16B--CODE OF ETHICS..................................................  98

                     ITEM 16C--PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................  98

                     ITEM 16D--EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......  98

                                                    PART III
                     ITEM  17--FINANCIAL STATEMENTS............................................  98

                     ITEM  18--FINANCIAL STATEMENTS............................................  98

                     ITEM  19--EXHIBITS........................................................  99

                               SIGNATURES...................................................... 100

   In this annual report, except as otherwise specified, "NTT" refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the "registrant"), "NTT Group" refers to NTT and its subsidiaries and any of their respective predecessors in business, and the "predecessor corporation" refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. "NTT East," "NTT West" and "NTT Communications" refer to NTT's three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, "NTT DoCoMo" refers to NTT DoCoMo, Inc., "NTT DoCoMo Group" refers to NTT DoCoMo and its consolidated subsidiaries and "NTT DATA" refers to NTT DATA CORPORATION. The Government of Japan is sometimes referred to herein as the "Government."

   References to fiscal years are to 12 month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

   In this annual report, except as otherwise specified, the financial information is presented according to generally accepted accounting principles in the United States, referred to as "U.S. GAAP."

                                    PART I

ITEM 1--IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

   Not applicable.

ITEM 2--OFFER STATISTICS AND EXPECTED TIMETABLE

   Not applicable.

ITEM 3--KEY INFORMATION

Selected Financial Data

   The following data for each of fiscal 1999 through fiscal 2003 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2002 and 2003, the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended March 31, 2001, 2002 and 2003 and the Notes thereto appear elsewhere in this annual report.

                          STATEMENT OF EARNINGS DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                                             1999             2000             2001             2002             2003
                                       ---------------  ---------------  ---------------  ---------------  ---------------
                                                                        (millions of yen)

Operating revenues.................... (Yen) 9,463,544  (Yen)10,018,691  (Yen)10,836,788  (Yen)11,027,753  (Yen)10,923,146
Operating expenses....................       8,752,109        9,194,901       10,001,982       10,966,219        9,559,589
                                       ---------------  ---------------  ---------------  ---------------  ---------------
Operating income......................         711,435          823,790          834,806           61,534        1,363,557
Other expenses (income)...............      (1,402,526)         134,818         (470,351)         151,992          (41,468)
                                       ---------------  ---------------  ---------------  ---------------  ---------------
Income (loss) before income taxes.....       2,113,961          688,972        1,305,157          (90,458)       1,405,025
Income tax expenses (benefit).........       1,081,917          284,842          592,206          (73,379)         704,271
Minority interest in
 consolidated subsidiaries............         (24,148)        (115,210)        (161,324)             977         (114,980)
Extraordinary loss....................        (462,508)              --               --               --               --
Equity in earnings (losses) of
 affiliated companies (including
 write-down of (Yen)653,751 million
 and (Yen)319,564 million ($2,663
 million), net of income taxes, in
 affiliates in 2002 and 2003).........           9,043           10,090          (17,808)        (668,688)        (329,536)
                                       ---------------  ---------------  ---------------  ---------------  ---------------
Income (loss) before  cumulative
 effect of  accounting changes........         554,431          299,010          533,819         (684,790)         256,238
Cumulative effect of accounting
 changes (net of income taxes of
 (Yen)108,534 million and (Yen)25,852
 million ($215 million) in 2002 and
 2003 and net of minority interest of
 (Yen)12,836 million ($107 million) in
 2003)................................              --               --               --         (149,882)         (22,880)
                                       ---------------  ---------------  ---------------  ---------------  ---------------
Net income (loss)..................... (Yen)   554,431  (Yen)   299,010  (Yen)   533,819  (Yen)  (834,672) (Yen)   233,358
                                       ===============  ===============  ===============  ===============  ===============

                                           2003
                                       -------------
                                       (millions of
                                           U.S. dollars)
Operating revenues....................    $91,026
Operating expenses....................     79,663
                                          -------
Operating income......................     11,363
Other expenses (income)...............       (346)
                                          -------
Income (loss) before income taxes.....     11,709
Income tax expenses (benefit).........      5,869
Minority interest in
 consolidated subsidiaries............       (958)
Extraordinary loss....................         --
Equity in earnings (losses) of
 affiliated companies (including
 write-down of (Yen)653,751 million
 and (Yen)319,564 million ($2,663
 million), net of income taxes, in
 affiliates in 2002 and 2003).........     (2,746)
                                          -------
Income (loss) before  cumulative
 effect of  accounting changes........      2,136
Cumulative effect of accounting
 changes (net of income taxes of
 (Yen)108,534 million and (Yen)25,852
 million ($215 million) in 2002 and
 2003 and net of minority interest of
 (Yen)12,836 million ($107 million) in
 2003)................................       (191)
                                          -------
Net income (loss).....................    $ 1,945
                                          =======

                                       1999                2000               2001               2002                2003
                                ------------------- ------------------ ------------------ ------------------  ------------------
                                                                   (yen, except share amount)
Per Share of common stock:/(1)/
Income (loss) before
 cumulative effect of
 accounting changes............ (Yen)     34,843.67 (Yen)    18,836.74 (Yen)    33,465.58 (Yen)   (42,442.49) (Yen)    15,975.52
Cumulative effect of
 accounting changes............                  --                 --                 --          (9,289.51)          (1,426.49)
Net income (loss)..............           34,843.67          18,836.74          33,465.58         (51,732.00)          14,549.03
Cash dividends, applicable to
 earnings for the year.........      (Yen) 5,000.00 (Yen)    10,000.00 (Yen)     5,000.00 (Yen)     5,000.00  (Yen)     5,000.00
Average number of Shares
 outstanding (adjusted to
 reflect changes in capital)...       15,911,958.78      15,873,761.92      15,951,285.83      16,134,538.17       16,039,414.63

                                     2003
                                --------------
                                (U.S. dollars)
Per Share of common stock:/(1)/
Income (loss) before
 cumulative effect of
 accounting changes............    $133.13
Cumulative effect of
 accounting changes............     (11.89)
Net income (loss)..............     121.24
Cash dividends, applicable to
 earnings for the year.........    $ 41.67
Average number of Shares
 outstanding (adjusted to
 reflect changes in capital)...

--------
(1) The financial data for per Share of common stock are appropriately adjusted for any stock split of common stock. As of the end of fiscal 2003, the number of outstanding Shares of NTT was 15,932,445.

                              BALANCE SHEET DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                             1999            2000            2001            2002            2003           2003
                        --------------- --------------- --------------- --------------- --------------- -------------
                                                       (millions of yen)                                (millions of
                                                                                                        U.S. dollars)
Property, plants and
  equipment (net)...... (Yen)12,161,818 (Yen)11,863,596 (Yen)11,792,368 (Yen)11,497,686 (Yen)11,057,908   $ 92,149
Total assets...........      18,573,117      19,101,238      21,759,402      21,424,806      19,783,600    164,863
Current liabilities....       3,743,980       3,857,777       4,852,089       4,131,992       3,766,391     31,386
Long-term liabilities..       8,125,479       8,318,577       8,665,418       9,918,401       8,853,305     73,778
Capital Stock (common
  stock plus additional
  paid in capital).....       3,326,076       3,326,076       3,607,686       3,607,686       3,607,686     30,064
Shareholders' equity... (Yen) 5,910,639 (Yen) 6,014,573 (Yen) 6,756,154 (Yen) 5,865,052 (Yen) 5,637,595   $ 46,980

Dividends

   NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT's founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the general meeting of shareholders required to be held in June of each year and by the Minister of Public Management, Home Affairs, Posts and Telecommunications ("Minister of PHPT") (formerly the Minister of Posts and Telecommunications ("Minister of PT")). Immediately following approval thereof at the meeting and approval of the Minister of PHPT, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister of PHPT.

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

     Record Date/                                            Dividend per
   Six months ended    Approval Date     Payment Date           Share
   ----------------  ----------------- ----------------- --------------------
                                                           (yen)    (dollars)
  September 30, 1998 November 20, 1998 December 11, 1998 (Yen)2,500  $21.41
  March 31, 1999.... June 29, 1999     June 30, 1999     (Yen)7,500  $52.26
  September 30, 1999 November 24, 1999 December 13, 1999 (Yen)2,500  $23.96
  March 31, 2000.... June 29, 2000     June 30, 2000     (Yen)2,500  $23.14
  September 30, 2000 November 20, 2000 December 12, 2000 (Yen)2,500  $22.18
  March 31, 2001.... June 28, 2001     June 29, 2001     (Yen)2,500  $20.02
  September 30, 2001 November 22, 2001 December 12, 2001 (Yen)2,500  $19.86
  March 31, 2002.... June 27, 2002     June 28, 2002     (Yen)2,500  $20.90
  September 30, 2002 November 18, 2002 December 12, 2002 (Yen)2,500  $20.21
  March 31, 2003.... June 27, 2003     June 28, 2003     (Yen)2,500  $20.79

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

Exchange Rate Information

   In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of 120 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2003, the date of the most recent balance sheet included herein.

   On July 1, 2003, the Noon Buying Rate was U.S.$1 = (Yen)119.45.

   The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

      Years ended March 31 High/(1)/ Low/(1)/ Average/(2)/ Period-end/(3)/
      -------------------- --------  -------  -----------  --------------
                                        (yen per dollar)
              1999........  147.14   108.83     127.86         118.43
              2000........  124.45   101.53     110.02         102.73
              2001........  125.54   104.19     111.64         125.54
              2002........  134.77   115.89     125.64         132.70
              2003........  133.40   115.71     121.94         118.07

         Months of 2003 High/(4)/ Low/(4)/ Average/(5)/ Period-end/(6)/
         -------------- --------  -------  -----------  --------------
            January....  120.18   117.80     118.81         119.96
            February...  121.30   117.14     119.33         118.22
            March......  121.42   116.47     118.68         118.07
            April......  120.55   118.25     119.89         119.07
            May........  119.50   115.94     117.36         119.50
            June.......  119.87   117.46     118.32         119.87

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

   Changes or decisions made regarding telecommunications regulations may adversely affect NTT Group's business.

   The Japanese telecommunications industry has been deregulated in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), tariff deregulation and the implementation of a Long-run Incremental Cost ("LRIC") Methodology ("LRIC Methodology") for interconnection charges and amendments to telecom laws aimed at promoting competition. See "Item 4--Information on the Company--Regulations--Interconnection Rates." As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

  Interconnection Rates

   In the joint status report on deregulation issued by the Japanese Government and the United States in May 1998, the Japanese Government stated its intention to introduce a LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed by the Telecommunications Council, and in May 2000, the amended Telecom Business Law was passed, implementing these changes. As a result of amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West have reduced their interconnection rates, including the lowering of Group center ("GC") interconnection charges by 22.5% and NTT's zone center ("ZC") interconnection charges by 60.1%.

   Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review and in April 2003 a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004 a calculation methodology for applicable interconnection charges was introduced whereby the GC interconnection charge was set at (Yen)4.37 (a decrease of 3.1% as compared to fiscal 2003 rates) and the ZC interconnection charge was set at (Yen)5.36 (an increase of 11.9% as compared to fiscal 2003 rates) (in each case for three minutes), in each case subject to adjustment when the actual traffic differs from what is predicted. In April 2003 NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the Ministry of Public Management, Home Affairs, Posts and Telecommunications ("MPHPT"). There have been reports in the press that some competing carriers that are to pay these interconnection rates to NTT East and NTT West are considering an administrative suit against the MPHPT to have that approval revoked, arguing that the decision-making process was not transparent. NTT Group believes that even if an administrative suit is filed, given the debate that has taken place, a decision unfavorable to NTT East and West is unlikely. However, there can be no assurance that there will not be an unfavorable result.

   Because the LRIC Methodology is based upon a hypothetical model that the regional companies are unable to achieve, NTT Group intends to ask the Government to switch to a calculation method based on actual costs starting in fiscal 2006. There can be no assurance, however, that such a switch will be made.

   Due to the rapid demand shift away from fixed line telephone services to mobile communications and Internet communications, despite revised rates, it is unclear whether revenues from interconnection charges in fiscal 2004 will in the end increase over fiscal 2003, as traffic passing through the switchboards of both regional companies continues to decline.

   With regard to non-traffic sensitive costs ("NTS costs"), which have been the subject of debate in connection with the LRIC Methodology, a report of the Information and Telecommunications Council (the "Council") requested reconsideration of these NTS costs together with reconsideration of the handling of monthly rates and other matters. In response to this, the MPHPT created in June 2003 the Study Group for Monthly Rates, Etc., which plans to issue a report at the end of October 2003. The main issues this study group will consider are rate schedules and levels, including the appropriateness of different monthly rates for residential and business clients, monthly rates depending on class and others, and methods for recovering NTS costs.

   Depending upon how the debate proceeds, it is possible that NTS costs, which are not dependent on traffic volume, will be excluded from the cost range for interconnection rates, which are dependent on traffic volume, and therefore interconnection rate levels will fall. It is possible that increases in monthly rates reflecting the expansion of the monthly rate cost range will not be allowed if it is determined that NTT Group could absorb increased costs given appropriate rate levels. In such a case, NTT Group will be forced to accept lower interconnection rate levels and overall revenues may decline.

  Rates for calls from fixed line phones to cellular phones

   In July 2002, the Heisei Denden Co., Ltd. ("Heisei Denden"), a fixed line carrier, having failed to reach agreement in discussions with cellular phone carriers regarding the setting of rates by Heisei Denden for calls from fixed line phones to cellular phones, petitioned the Minister of PHPT to decide the matter, in accordance with the Telecom Business Law. This marked the beginning of the public debate over which carrier should set the rates for fixed-to-mobile calls.

   The Minister of PHPT referred the matter to the Telecommunications Business Dispute Resolution Committee, which issued a report. Based on this report, the Minister ruled that of the two types of phone calls with respect to which Heisei Denden was petitioning, a carrier directly providing connection service (a chokushu service carrier) should set the rates for chokushu service-to-mobile calls and with respect to which carrier should set the rates for fixed-to-mobile calls and for Internet Protocol ("IP") telephony-to-mobile calls in general, the Minister referred the matter to a study group composed primarily of persons with academic backgrounds. The ruling on chokushu service is not expected to have a material effect on NTT Group.

   The study group considered which carrier should set user rates for fixed-to-mobile calls and for IP telephony-to-mobile calls. In April 2003, the group issued the draft report summarized below. After public comment, the group considered whether revisions were necessary, and then issued a final report. The principal elements of this report are as follows:

   a. Fixed-to-mobile calls

      (1) Allow relay selection

         . When a caller adds a carrier identification number (e.g., 0033 for NTT Communications) and thus selects a relay carrier
             (00xx-090-xxxx-xxxx), that relay carrier sets the rates for that call.

         . When a caller does not add a carrier identification number for a call (090-xxxx-xxxx), the cellular phone carrier sets the rate, as is the case now.

      (2) Currently, there is no need for presubscription connections in which an individual selects its relay carriers in advance.

   b. IP telephony-to-mobile calls

         . For IP telephony-to-mobile calls, the IP telephony carrier should set the rates.

   It is difficult to predict the effect of the proposals by the study group on NTT Group if changes are made in line with the proposals above. This is because
(1) for fixed-to-mobile calls, it is difficult to predict just how much traffic will be created by calls made with a carrier identification number inputted;
(2) because NTT East, NTT West and NTT Communications will be able to set rates, it is possible that most of this traffic will go to an NTT

Group company; and (3) the draft report makes reference to measures that would alleviate the disruptive impact of the new regulations.

  The Study Group for Methods of Evaluating Competition in Telecommunications in the IP Age

   The "Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution" published in August 2002 proposed that a study group be established to consider whether the distinction between Type I and Type II Carriers should be eliminated and major deregulation implemented. At the same time, to ensure the market functions properly, periodic market analyses should be carried out to evaluate market dominance, so that regulations reflecting market conditions can be imposed on dominant businesses. In response to this report, the MPHPT established in September 2002 "The Study Group for Methods of Evaluating Competition in Telecommunications in the IP Age" for the purposes of considering ways to evaluate competition conditions. The study group's draft report was opened for public comment from May 14, 2003 to June 13, 2003 and its final report is expected to be released in July. The draft report proposes that the MPHPT establish guidelines regarding methods for market demarcation and indices for measuring competition to be used in carrying out such competition evaluation and that market conditions be periodically monitored.

  Bill Revising a Portion of the Telecom Business Law and the Nippon Telegraph and Telephone Corporation, etc. Law ("NTT Law")

   In 2003, in the 156th session of the Diet, a "Bill Revising a Portion of the Telecom Business Law and the NTT Law" was introduced for discussion and is currently under deliberation. The main provisions of the bill are summarized below:

   1. Elimination of the business classifications of Type I Carrier and Type II Carrier

   The business classifications of Type I Carrier and Type II Carrier currently in effect would be eliminated. The system of requiring approval for entry and exit from the market would be eliminated in favor of a system of registration or reporting. In addition, an authorization system for public utility privileges would be introduced.

   While the obligation to enter into rate agreements and articles of agreement would in principle be eliminated, there would be a strengthening of rules to protect users, such as the obligation to explain to users important items relating to the provision of services and the obligation to process complaints.

   2. Establishment of a system enabling a manufacturer to confirm the conformity of terminal devices with technical standards.

   3. Partial revision of the NTT Law

   NTT East will take necessary measures to deliver funds to NTT West in order to provide suitable, fair and stable provision of telephone services.

   Of the above matters being considered for amendment, deregulation resulting in the elimination in principle of the obligation to enter into rate agreements and articles of agreement would allow for different rates to be negotiated with different customers. Particularly with regard to large corporate customers, this will result in stiffer competition in which service would be provided with flexible rates and under flexible conditions to meet the needs of individual users. Competition of this sort may have a negative impact on the revenues NTT Group derives from the corporate market.

  Policy for Legacy System Reform

   On March 25, 2003, the e-Japan Initiative Planning Committee of the Liberal Democratic Party ("LDP") submitted to the Japanese Government its "Legacy System Reform Guidelines" for reform of old government computer systems. Among the proposals contained therein are (1) in cases where the legacy systems of government ministries and agencies are changed over to new systems, if the total cost (initial cost plus running cost times total useful life) can be reduced without compromising the ease of use for internal users (i.e., the ministries and agencies) and external users (i.e., citizens, etc.), then the legacy systems should be changed over to new ones; (2) in order to reform 41 of the legacy systems that government ministries and agencies now have, a legacy system optimization plan should be drawn up for the purposes of thoroughly reviewing the Government's overall task performance and systems by fiscal 2006, which is within the timeframe of the Electronic Government Structuring Plan (provisional name); and (3) that an action plan for this should be drafted and published by June 2003 (not publicly released as of the date of this annual report).

  Toward the Formulation of an Electronic Government Construction Plan (provisional name)

   On March 31, 2003, at a meeting of the Government Ministry Chief Information Officers Committee, a plan entitled "Toward the Formulation of an Electronic Government Construction Plan (provisional name)" was adopted. This called for government ministries and agencies to begin a thorough reform of their legacy systems and to formulate and announce an action plan for such reform by June 2003 (not publicly released as of the date of this annual report).

   In the event that, in response to such actions by the LDP and the Japanese Government as discussed above, the Government's procurement policy changes as it moves towards constructing an electronic government, it is possible that, depending on the particulars of such changes, there will be an adverse impact on orders received by NTT DATA for government-related systems and a resultant drop in revenues.

   These regulatory decisions and other changes in the telecommunications market could adversely affect NTT Group's financial position and results of operations.

   The Japanese Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

   The Japanese Government currently owns approximately 46% of NTT's outstanding Shares. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. The Government has never used its power as a shareholder to direct the management of NTT.

   Increased competition may reduce NTT Group's market share and revenues.

   The telecommunications industry in Japan has become increasingly competitive. NTT Group faces competition in virtually all aspects of its business, including in the fixed line regional, domestic long distance, international and wireless markets. See "Item 4--Information on the Company--Competition."

   In addition to suffering from the effects of the economic downturn, the overall fixed line telephone market has been contracting due to such factors as the expanded use of IP telephony. Moreover, with the introduction of the MYLINE services in 2002, where individuals choose their communications service provider in advance, there has been increased competition for shares of this limited market.

   In fiscal 2002, NTT's market share of inter-prefectural communications fell from 53.5% of number of calls to 50.2%. As of March 31, 2003, NTT Communications' market share of inter-prefectural communications in terms of MYLINE registrations was 57.1% (a decrease of 0.2% from the previous year). NTT Communications' primary competitors in the long distance communications market are Japan Telecom Co. ("JT") and KDDI Corporation ("KDDI"). The reduction in fixed line call revenues is expected to continue, as companies offering Voice Over Internet Protocol ("VoIP") services gain more customers.

   With regard to market share for NTT in intra-prefectural communications, NTT's market share for intra-city calls fell from 95.5% of number of calls in fiscal 2001 to 83.3% in fiscal 2002, and its market share for intra-prefectural, inter-city communications fell from 68.6% in fiscal 2001 to 65.2% in fiscal 2002. Market share in terms of MYLINE registration for NTT East and NTT West also fell in 2003. It is clear that there is significant competition in these markets. NTT Group's primary competitors in the local market are Tokyo Telecommunication Network Co. ("TTNet") in the Tokyo Metropolitan region, Kyushu Telecommunication Network Co. ("QTNet") in Kyushu, as well as JT, KDDI and other companies that entered the local communications market in May 2001. The reduction in fixed line call revenues and monthly rate revenues is also expected to continue, as companies offering VoIP services gain more customers.

   MYLINE registration market shares are as follows:

                                                   As of March 31
                                                   -------------
                                                   2002    2003
                                                   ----    ----
                 Intra-city:
                    NTT East...................... 70.9%   71.0%
                    NTT West...................... 75.8%   75.2%
                 Intra-prefectural and inter-city:
                    NTT East...................... 64.2%   63.7%
                    NTT West...................... 68.7%   66.6%

   As the fixed line telephone market continues to contract, NTT Group is actively pursuing broadband opportunities. However, as a diverse range of carriers enter the Asymmetric Digital Subscriber Line ("ADSL") and other broadband markets, competition in the Internet access market is intensifying further. In the ADSL market, NTT East and NTT West are increasing subscriber numbers by lowering rates and offering free service for limited terms. However, Yahoo!BB, which is provided by a Softbank Group company, has been rapidly increasing market share with low prices and aggressive sales activities. As a result, ADSL market share for NTT East and NTT West declined from 40.7% at the end of March 2002 to 36.4% at the end of March 2003. The number of subscribers to B-FLET'S, the optical access service offered by NTT East and NTT West, increased from 18,000 at the end of March 2002 to 199,000 at the end of March 2003. However, this figure did not meet NTT Group expectations, as low-cost ADSL took away some of the demand. Power company-related new common carriers ("NCCs"), which are NTT's primary competitors in the Fiber To The Home ("FTTH") market, have been using their ample financial resources and existing optical fiber infrastructure to increase their number of FTTH subscribers, but currently NTT Group still maintains the largest share in the FTTH market. Because competition in the Internet access market may continue to be stiff, expected investment returns may not be generated because of free promotions and installation discounts that NTT Group may implement in the face of competition.

   There are three mobile communications operators in Japan: NTT DoCoMo Group, the KDDI Group and J-Phone. The net increase in number of subscribers in fiscal 2003 attained the expected level, but as of March 31, 2003, NTT DoCoMo Group had a market share of 58.0%, a decline of 1.0% from the previous year. While NTT DoCoMo Group hopes to secure a net increase in market share, its share may shrink because of discount services and new services offered by competitors.

   In April 2003, KDDI began trial service of a new high-speed third generation ("3G") cell phone system called EV-DO. In addition, other new services such as IP cellular and mobile virtual network operators may intensify the competition in the mobile communications market.

   While NTT believes that NTT Group has certain competitive advantages over its competitors, including NTT Group's current market leadership position and research and development capability, no assurance can be given that NTT Group will be able to continue to protect its current market position. Additionally, the recent integration and reorganization in the telecommunications industry may further intensify competition. Intense competition in the fixed line and wireless market has led to rapid, substantial and sustained decreases in charges for telecommunications services. These factors may have a material adverse effect on NTT Group's future growth and profitability. There can be no assurance that the level of existing and future competition will not adversely affect NTT Group's financial position and results of operations.

   NTT Group's international telecommunications and Internet-related investments may not produce the returns or provide the opportunities NTT Group expects.

   NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio Inc. ("Verio"), Hutchison 3G UK Holdings Limited ("3GUK"), AT&T Wireless Services, Inc. ("AT&T Wireless") and KG Telecommunication Co., Ltd. ("KGT").

   Effective April 1, 2001, NTT Group adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") and ceased amortization of goodwill associated with its investments. In fiscal 2002, NTT completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio including goodwill was below its carrying amount. Accordingly, NTT recorded a net-of-tax transitional impairment loss for goodwill of
(Yen)149,180 million in the cumulative effect of accounting changes in the consolidated statement of income. NTT continues to review its investments and goodwill for impairment.

   Recently, both fixed and mobile communications companies, including companies in which NTT Group has an equity stake, have been severely affected by the IT slump. In addition, the Severe Acute Respiratory Syndrome ("SARS") epidemic, which started in China, may turn into a long term problem that may impair daily operations and have a negative impact on revenues.

   Verio reported to NTT that its revenues would be lower than expected in 2001. Based on that trend, Verio revised its business plan, including a change of sales strategy and reduction of operating costs. As a result, NTT recorded write-downs of goodwill of (Yen)203,367 million in the operating expenses of the consolidated statement of income in fiscal 2002 under SFAS 142 and an additional (Yen)28,437 million impairment loss of intangible assets under Statement of Financial Accounting Standards No. 121 ("SFAS 121"). In fiscal 2003, Verio reported to NTT that it would downwardly revise its business plan, due to a worsening business climate arising from the economic slump in the United States and the weak market conditions. Accordingly, NTT recorded write-downs of goodwill of (Yen)30,083 million under SFAS 142 and intangible assets of (Yen)6,858 million under Statement of Financial Accounting Standards No. 144 ("SFAS 144") in the operating expenses of the consolidated statement of income for fiscal 2003. As of March 31, 2003, Verio had goodwill of (Yen)69,428 million. NTT continues to monitor Verio's performance monthly. If the current difficult business environment continues and Verio's revenues continue to be below expectation, there is a risk that it may not be able to achieve its business plan for fiscal 2004 of positive earnings before interest, taxes, depreciation and amortization ("EBITDA").

   NTT expects that the performance of its investments in affiliates will continue to be affected by many factors. NTT includes its pro rata portion of the net income or net losses of these companies as investments that are accounted for by the equity method. In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. Since NTT recorded large impairment charges in fiscal 2002 and fiscal 2003, the total carrying value of NTT's investments in its affiliated companies in the consolidated balance sheets as of March 31, 2002 and 2003 was lower than its aggregate underlying equities in net assets of such affiliated companies by (Yen)197 million and (Yen)339,564 million ($2,830 million), respectively.

   In addition to write-downs to operating expenses associated with NTT's investment in Verio discussed above, because of the economic and financial environment surrounding the telecommunications industry and resultant declines in equity values of telecommunications companies on a global basis, NTT and NTT DoCoMo recently reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analyses in performing their reviews and estimating investment values. As a result, NTT and NTT DoCoMo determined that the decline in values of certain investments were other than temporary and at the fiscal year ended March 2002, recorded impairment charges aggregating (Yen)653,751 million, net of deferred taxes of (Yen)474,305 million. These gross impairment charges before tax were (Yen)664,493 million for AT&T Wireless, (Yen)320,481 million for KPN Mobile N.V. ("KPN Mobile"),
(Yen)36,461 million
for KGT, (Yen)56,444 million for 3GUK and (Yen)50,177 million for other companies. These impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income. In addition, in fiscal 2003, NTT also recorded additional impairment charges aggregating
(Yen)319,564 million, net of deferred taxes of (Yen)225,535 million. These gross impairment charges before tax were (Yen)284,078 million for AT&T Wireless, (Yen)123,245 million for 3GUK, (Yen)117,898 million for KPN Mobile,
(Yen)9,619 million for KGT, and (Yen)10,259 million for DoCoMo AOL, Inc. ("DoCoMo AOL"). These additional impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income.

   In general, the strategy of acquiring minority equity stakes gives NTT Group companies, including NTT DoCoMo, substantially less influence over their overseas affiliates than if they established or acquired subsidiaries in those markets. If another company acquires control of management in one of NTT Group's strategic partners or if an NTT Group company decides to dissolve, exit or reduce its interest in a strategic alliance, NTT Group might not realize the anticipated benefits of its investment in and strategic alliance with such partner.

   There can be no assurance that NTT Group will be able to maintain or enhance the value or performance of overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future. There can also be no assurance that NTT Group will achieve the returns or benefits expected from these international joint ventures, alliances or collaborations, or that any of the companies in which NTT Group has invested will achieve the growth that was expected because of the uncertainty of market conditions and environments.

   In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. If there is further impairment, NTT may in future periods have write-downs related to the impaired value of these investments.

   Internet-related revenues may not increase as anticipated and revenues from mobile communications services may show slower growth.

   Revenues from voice transmission services, traditionally NTT Group's primary source of revenues, continue to decline. NTT Group's revenue structure is shifting towards an emphasis on revenues from data communications services, such as fixed rate Internet access services. NTT Group intends to make use of its robust network and capital strength to create demand in the growing Internet market. However, if the broadband market does not expand as hoped, or if competition forces NTT Group to lower rates for Internet access and Internet provider services and others, then anticipated revenues from broadband services may not increase as expected.

   Leased circuit and data transmission services have shown steady growth overall as Internet access services and Open Computer Network ("OCN") have expanded, as have new IP-based services, such as Internet Protocol-Virtual Private Network ("IP-VPN"), data centers and other services for corporate users. However, as corporations seek to restrain telecommunications costs in the weak economy, the shift to lower-priced services such as IP-VPN is having downward pressure on rates.

   Solution businesses face harsh market conditions because of such factors as the intensifying realignment of the financial industry, the structural problems in the construction and real estate industries and the putting off of IP spending by the Government. Additionally, there has been a fall in prices of related equipment in the current deflation economy.

   As the number of subscribers increases, aggregate average monthly revenue per user ("ARPU") for cellular services has been declining due to lower rates and the growing low-use subscriber population, subscribers who use i-mode e-mail instead of voice transmission, and the slowdown of the Japanese economy. ARPU for mobile communications services is a combination of revenues from voice transmission services and revenues from i-mode services. There is no assurance that revenues from i-mode services or new customers will be able to offset declines in voice ARPU. See "Item 4--Information on the Company--Principal Business Activities--Voice Transmission Services--(ii) Mobile Communications Services." If the wireless telecommunications industry is not successful in capturing a significant portion of the data transmission market, NTT DoCoMo Group's future growth may be curtailed.

   The performance of the PHS business may not improve and the business may continue to operate at a loss in the future.

   The Personal Handyphone System, or "PHS," business operated at a loss in fiscal 2003. PHS subscribers were 1.9 million as of March 31, 2002 and 1.7 million as of March 31, 2003. NTT DoCoMo Group commenced fixed rate PHS services designed for wireless computer connections, but there can be no assurance that subscriber numbers will continue to increase or remain stable, that customers will continue to use PHS services or that these services will not become outmoded with the introduction of 3G wireless services by NTT Group or others.

   NTT DoCoMo Group may experience difficulties in maintaining growth and service quality because it has only a limited amount of spectrum available for its services and the successful development and introduction of NTT DoCoMo Group's 3G network and services is subject to market demand and other factors.

   NTT DoCoMo Group has limited radio frequency spectrum available. There can be no assurance that NTT DoCoMo Group's efforts to reduce levels of congestion or improve service quality will succeed or that NTT DoCoMo Group will not experience constraints on the growth of its mobile communications services or lose subscribers to competitors in areas where capacity problems occur.

   NTT DoCoMo Group has invested and plans to continue to invest significantly in research and development, construction and the implementation and expansion of its 3G wireless services. As of March 31, 2003, NTT DoCoMo Group offered 3G services to approximately 330,000 subscribers, a smaller number of subscribers than it had anticipated when it started 3G commercial services on October 1, 2001. There can be no assurance that the number of subscribers will grow as fast as NTT DoCoMo Group expects.

   In addition, if an insufficient number of cellular phone operators adopt Wideband Code Division Multiple Access ("W-CDMA") technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale it currently anticipates. Also, NTT DoCoMo Group cannot be sure that handset manufacturers will be able to adapt their handsets successfully and promptly if NTT DoCoMo Group makes changes in the 3G technology NTT DoCoMo Group uses or if the International Telecommunications Union recommends changes to the specifications for W-CDMA.

   NTT Group may not achieve anticipated cost savings.

   NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from pre-reorganization NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In May 2002, approximately 100 outsourcing subsidiaries of NTT East and NTT West started their businesses. These companies perform such functions as the management and marketing of network resources, installation and maintenance of facilities and equipment, and administration of payrolls and accounting functions. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies, 60,000 of whom were reemployed by the outsourcing companies and 40,000 of whom were seconded to the companies. NTT Group has begun making the services offered by these companies available not only to NTT Group companies but also to third parties, exploring the potential for new revenue sources. NTT expects these subsidiaries, as separate companies, to take more responsibility for the profit and loss of their operations and have a stronger incentive to boost revenues and cut costs compared to when they were divisions of NTT. However, there is no guarantee of such results.

   NTT Group's business may be adversely affected by the economic situation in Japan.

   NTT Group's business, particularly NTT Group's services designed for businesses and other institutions, is affected by the economic situation in Japan, as most of NTT Group's revenues are generated in Japan.

   The decline of the Japanese economy experienced for most of the past decade has grown increasingly serious in recent years. This continued decline has been attributed to a number of factors, including sluggish consumer spending, decreases in corporate capital expenditures, strains in the Japanese financial system as shown by the failure of several major financial institutions, economic difficulties in other Asian and other emerging economies and the uncertain domestic economic outlook in general. Prospects for employment, personal incomes and corporate profits in Japan remain poor and a full economic recovery will likely require more time. If the economic situation in Japan continues to deteriorate, NTT Group's results of operations may be adversely affected. In addition, NTT Group's real estate sales plan and pension investments may be adversely affected by the slumping stock and financial markets.

   System disruptions may adversely affect financial conditions and operating results.

   In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group relies upon fixed line subscriber telephone, ISDN, ADSL, Personal Digital Cellular ("PDC") and 3G system networks deployed on a nationwide scale. NTT Group's systems may suffer disruptions arising from a number of different causes, such as the earthquakes that frequently hit Japan, typhoons, floods, problems in hardware and software, terrorism and other various events. The occurrence of any of these events could interrupt services and cause severe damage to its telecommunications networks. Because of its extensive nationwide networks, system restoration by NTT Group could take time, resulting in reduced income and expensive repair costs, which could have an adverse impact on NTT Group's financial condition and operating performance.

   Future sales by the Japanese Government or NTT may adversely affect the trading price of NTT Shares and ADSs.

   The Japanese Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of NTT. Until October 1986, the Government, through the Minister of Finance, owned 100% of the outstanding Shares. As of March 31, 2003, the Government owned approximately 46% of the outstanding Shares. Under the current NTT Law, the Government is permitted to sell up to approximately 2,100,000 Shares and under the budget for fiscal 2004, the Government is permitted to sell up to 1,000,000 Shares. In addition, if the NTT Law is revised, the requirements regarding Government ownership of NTT Shares may be loosened, and the number of Shares the Government is allowed to sell may increase. The sale or the potential sale of Shares by the Government or issuance or potential issuance of Shares by NTT could have an adverse impact on the market price of Shares and ADSs.

   Investors may have difficulty enforcing judgments under U.S. securities law regarding the civil liabilities of NTT.

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

   The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

     (i) the financial and operating impact of equity investments in overseas companies, including Verio, 3GUK, AT&T Wireless, KGT and any other companies in which NTT Group companies may make equity investments;

    (ii) risks and uncertainties associated with projections of future usage of NTT Group's network, including broadband services, the spread of 3G cellular subscriber services and Internet related businesses;

   (iii) risks and uncertainties associated with the pricing of services;

    (iv) the effects of deregulation of the telecommunications market, including the calculation method of interconnection rates and the revision of the price-cap system;

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

  (viii) the ability of NTT Group to add capacity to NTT Group's existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group;

    (ix) the effect of any epidemics, including the SARS virus;

     (x) the effect of the introduction or change of various laws or regulations;

    (xi) the impact of system failure; and

   (xii) volatility and changes in the economic conditions and security markets in Japan and other countries.

   NTT desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4--INFORMATION ON THE COMPANY

NTT Group

                                  [FLOW CHART]



   NTT Group is the largest provider of fixed line and wireless voice transmission, data transmission, leased circuit, telecommunications equipment sales, systems integration and other telecommunications services in Japan and operates one of the largest telephone networks in the world. NTT Group is comprised of NTT, its 450 other subsidiaries and 110 affiliated companies (as of March 31, 2003), and its predominant businesses are regional communications, long distance and international communications, mobile communications and data communications services.

   The principal services in the regional communications business are intra-prefectural communications services and related ancillary services pertaining to domestic telecommunications services. The consolidated subsidiaries in the regional communications business are NTT East, NTT West, NTT-ME CORPORATION, NTT-X, Inc., Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited, NTT Directory Services Co., NTT Bizlink Inc., NTT InfraNet Co., Ltd., NTT MARKETING ACT CORPORATION, NTT Solco Corporation, NTT NEOMEIT CORPORATION, NTT TELECA CORPORATION, NTT BUSINESS INFORMATION SERVICE INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT-ME TOKYO CORPORATION, NTT HOKKAIDO TELEMART CORPORATION, NTT SERVICE TOKYO CORPORATION, and 94 other companies.

   The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services and other ancillary services pertaining to international communications services. The consolidated subsidiaries in the long distance and international communications services are NTT Communications, NTT USA, Inc., Verio, NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT (HONG KONG) LIMITED, NTTA&T Investment, Inc., NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, Verio UK Limited, NTT MSC SDN. BHD., NTT COM ASIA LIMITED, NTTPC Communications Incorporated., NTT AUSTRALIA IP PTY. LTD., NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT World Engineering Marine Corporation, NTT KOREA Co., Ltd., NTT Taiwan Ltd., NTT NaviSpace Corporation, NTT Comunicacoes do Brasil Participacoes Ltda., and 29 other companies.

   The principal services in the mobile communications business include cellular services, PHS services, Quickcast services (formerly paging services) and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu Inc., DoCoMo Technology, Inc., and 21 other companies.

   The principal services in the data communications business include systems integration and network systems services. The consolidated subsidiaries in the data communications business are NTT DATA,

NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION., NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 32 other companies.

   Other businesses include building maintenance, real property leasing, systems development, leasing and research and development. The consolidated subsidiaries in other businesses are NTT Broadband Initiatives Inc., NTT Urban Development Co., NTT COMWARE CORPORATION, NTT FACILITIES INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Co. Ltd., NTT LEASING CO., LTD., NTT Advanced Technology Corporation, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING, INC., NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co., Ltd., and 80 other companies.

   NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to approximately
60.84 million subscribers nationwide as of March 31, 2003.

   NTT Group provides cellular services and PHS services through NTT DoCoMo Group. NTT Group is the largest provider of cellular services in Japan, providing cellular services to 43.86 million subscribers nationwide as of March 31, 2003--one of the largest providers in the world. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1992. NTT DoCoMo is 63% owned by NTT. The balance of NTT DoCoMo's shares is owned by public investors.

   NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA, which was incorporated in Japan as a joint-stock corporation in 1988, is 54.2% owned by NTT. The balance of NTT DATA's shares is owned by public investors.

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

History

   Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still on-going, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, the predecessor corporation, Nippon Telegraph & Telephone Public Corporation, was the sole domestic telecommunications carrier in Japan.

   On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law in August, 1952 to take over from the Japanese Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan, and all Government-owned assets relating to such services were transferred to the predecessor corporation. In 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. ("KDD") (which became KDDI after it merged with DDI Corporation ("DDI") and IDO Corporation in October 2000).

   NTT's Shares are listed on the Tokyo Stock Exchange (the "TSE") and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. In 1994, NTT listed its Shares on the New York Stock Exchange in ADR form and listed its Shares on the London Stock Exchange.

   On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912,000.

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

   Pursuant to Article 210 of the Japanese Commercial Code, at the general shareholders meeting on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares of common stock from time to time until the next general shareholders meeting to be held in June 2003 at an aggregate cost not to exceed (Yen)100 billion. On October 7, 2002, NTT announced in Tokyo that on a specified time on the following day it would purchase no more than 200,000 of its own Shares, in accordance with the applicable laws of Japan, at a price equivalent to the closing price on the Tokyo Stock Exchange on October
7. On October 8, 2002, it purchased 200,000 Shares, of which 91,800 had been held by the Minister of Finance.

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

   NTT Group's cellular services, a part of NTT Group's wireless services segment, are expanding operations throughout Japan through NTT's 63.0%-owned subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan's leading cellular services provider and is one of the largest cellular operators in the world as measured by the total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as cellular services, PHS services and other specialized wireless services, including "Quickcast" services, satellite mobile communications services and in-flight telephone services through its extensive and advanced wireless networks. NTT DoCoMo Group also sells cellular handsets, PHS handsets, Quickcast terminals and related equipment. NTT DoCoMo Group is regulated as a Type I Carrier and a Special Type II Carrier.

   Although NTT owns 63.0% of NTT DoCoMo's shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group's business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT's other subsidiaries are conducted on an arm's-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

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

   In July and August 2002, NTT DoCoMo acquired 870,000 of its own shares in order to convert its eight regional subsidiaries into wholly owned subsidiaries by means of an exchange of shares. In order to support this acquisition, in July 2002 NTT sold to NTT DoCoMo 551,000 shares of NTT DoCoMo for (Yen)148.2 billion. As a result, these regional subsidiaries became 100% wholly owned subsidiaries of NTT DoCoMo and NTT's stake in NTT DoCoMo was reduced from 64.1% to 63.0%.

Relationship with the Japanese Government

   The Japanese Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of NTT. However, any increase in the number of Shares attributable to the issuance of new Shares, including shares issuable upon conversion of convertible securities or exercise of share subscription warrants, are not included in calculating the proportion of the Shares held by the Government for this purpose.

   The total number of outstanding Shares of NTT at the time of its establishment was 15,600,000. Until October 1986, the Government owned 100% of the outstanding Shares of NTT. Out of the 10,400,000 Shares held by the Government which were permitted to be sold under the NTT Law, the Government sold 5,400,000 Shares to a variety of individual and institutional investors between October 1986 and December 1990.

   On December 17, 1990, the Ministry of Finance ("MOF") announced its plan (the "1990 plan") that out of the 5,000,000 Shares then available for sale under the NTT Law, the Minister of Finance would sell 2,500,000 of such Shares at the rate of approximately 500,000 Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500,000 Shares for the time being. Prior to the offering of Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit the smooth absorption of the Shares.

   As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares was 15,912,000 and the number of Shares that the Government was permitted to sell was 5,100,000.

   The Government's annual budget for fiscal 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government's ownership to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

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

   The Government's annual budget for fiscal 2003 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 91,800 Shares were sold as a result of NTT's October 8, 2002 repurchase, but the remaining 908,200 were not sold during that fiscal year.

   The Government's annual budget for fiscal 2004 contemplates the sale by the Government of up to 1,000,000 Shares. As of the date of this report, the Government has not announced its intention with respect to the sale of additional Shares pursuant to its budgetary authority.

   The NTT Law requires that any disposition of NTT's Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget.

   The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions. See "Item 4--Information on the Company--Regulations." NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

   With developments such as the sudden advent of full-scale broadband, the market environment for information communications has entered a period of significant upheaval. The broadband market, led by ADSL, has expanded rapidly, with fierce competition both in terms of services, such as IP telephony, and rates. This same pattern of steady expansion and fierce competition can be seen in optical access services, which are expected to dominate the broadband market, as electric power companies have become market players. In the mobile communications market, growth in subscriptions may have slowed, but competition is intensifying over new mobile multimedia services such as video image transmission. Meanwhile the fixed line telephone market continues to contract, because of both the demand shift to wireless as well as the rapid growth of fixed rate access services and the spread of IP telephony. In overseas information communications markets, carriers face extremely harsh market conditions, as the severe IT slump continues.

   In this environment, based on the "NTT Group Three-Year Business Plan (FY 2003-2005)," NTT Group has actively developed new frontiers in the broadband market and responded to competition by lowering rates and expanding service areas for ADSL and optical access services, and by offering new services, such as IP telephony. NTT Group has established a "Broadband Promotion Office." With the full-scale advent of broadband and ubiquitous communications (i.e., linked to information networks such as the Internet from anywhere at any time), NTT Group has formulated a "Vision for a New Optical Generation" for the creation of a new "resonant communications environment," which enables communications to be broadband and interactive. These communications requirements are linked through ubiquitous networks to anyone, anywhere, at any time. They are safe, secure, simple and convenient to use. They are intended to create a lasting presence in every facet of ever advancing society and are based on optical technology. NTT Group seeks to create new demand in this new communications environment.

   NTT Group has also moved ahead steadily with its structural reform. Regional outsourcing companies handle such functions as order taking and facility maintenance for NTT East and NTT West, forming a structure that not only allows for the development of new business opportunities responsive to region-specific IT demands, but also achieves cost savings. Increased cost competitiveness and a stronger financial base have also been realized through restraining capital investments and eliminating unprofitable services.

   In response to such rapidly changing market conditions, NTT Group has formulated its "NTT Group Three-Year Business Plan (FY 2004-2006)." Under this plan, NTT Group will focus its management resources to develop new services that will help bring about the end-to-end, high-quality, high-security resonant communications envisioned in the "Vision for a New Optical Generation." In addition, the plan sees optical services, which offer excellent real-time, interactive visual communications, as the future of broadband, and so maximum effort will be put into expanding sales in this market. In the wireless services market, NTT Group will actively seek to develop FOMA services, 3G services meaning Freedom of Mobile Multimedia Access, by expanding service area and improving handset functions. Further, NTT Group will provide multi-locale visual communications services enabling collaboration while sharing materials and applications over the Internet, as well as high-quality IP telephony services having a diverse range of added functions. NTT Group will also develop solution businesses using a universal and highly secure IC card platform for electronic transactions for the public sector and financial and distribution fields. NTT Group will continue with structural reform in response to the harsh business climate and aim for greater efficiency by reducing costs and eliminating unprofitable services. By utilizing the strengths of NTT Group management, it will actively seek to expand into new businesses.

Principal Business Activities

   NTT Group is Japan's largest provider of telecommunications services, offering fixed and wireless voice transmission, data transmission, leased circuit and systems integration services. Its global telephone network is one of the world's largest. Telecommunications services provided by NTT Group are divided into the six categories of voice transmission (fixed and mobile communications), data transmission, leased circuit, telecommunications equipment sales, systems integration and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

                                                 Years ended March 31
                                          ----------------------------------
                                             2001        2002        2003
                                          ----------  ----------  ----------
                                                   (billions of yen)
   Voice transmission services........... (Yen)7,283  (Yen)6,996  (Yen)6,712
   % of total operating revenues.........       67.2%       63.4%       61.5%
      Fixed line communications services. (Yen)4,089  (Yen)3,640  (Yen)3,330
      % of total operating revenues......       37.7%       33.0%       30.5%
      Mobile communications services..... (Yen)3,194  (Yen)3,356  (Yen)3,382
      % of total operating revenues......       29.5%       30.4%       31.0%
   Data transmission services............ (Yen)  593  (Yen)1,039  (Yen)1,263
   % of total operating revenues.........        5.5%        9.4%       11.6%
   Leased circuit services............... (Yen)  491  (Yen)  524  (Yen)  485
   % of total operating revenues.........        4.5%        4.8%        4.4%
   Sales of telecommunications equipment. (Yen)  794  (Yen)  706  (Yen)  616
   % of total operating revenues.........        7.3%        6.4%        5.6%
   Systems integration................... (Yen)1,034  (Yen)  928  (Yen)  845
   % of total operating revenues.........        9.6%        8.4%        7.7%
   Other services........................ (Yen)  642  (Yen)  834  (Yen)1,002
   % of total operating revenues.........        5.9%        7.6%        9.2%

   NTT Group's results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Note 16 to the Consolidated Financial Statements attached hereto and "--NTT Group."

   The following table sets forth certain information concerning NTT Group's principal facilities and operations as of the dates and for the periods indicated:

                                                                    As of March 31
                                                         ------------------------------------
                                                         1999/(1)/  2000   2001   2002   2003
                                                         --------  ------ ------ ------ ------
                                                                    (in thousands)
Regional Communications Services:
   (NTT East)
   Telephone subscriptions..............................      --   27,414 25,735 25,084 25,139
   Public telephones....................................      --      357    345    333    285
   ISDN/(2)/............................................      --    3,995  5,731  5,851  5,260
       INS-NET 64.......................................      --    3,507  5,000  5,303  4,892
       INS-NET 1500.....................................      --       49     73     55     37
   FLET'S ISDN..........................................      --        2    360    653    651
   FLET'S ADSL..........................................      --       --     17    513  1,430
   B-FLET'S.............................................      --       --     --     12    111
   Conventional leased circuit services.................      --      440    386    342    301
   High-speed digital circuit services..................      --      234    287    310    291
   ATM services.........................................      --        4      8     11     10

   (NTT West)
   Telephone subscriptions..............................      --   28,032 26,354 25,654 25,575
   Public telephones....................................      --      379    362    347    299
   ISDN/(2)/............................................      --    3,424  5,096  5,299  4,868
       INS-NET 64.......................................      --    3,091  4,562  4,922  4,647
       INS-NET 1500.....................................      --       33     53     38     22
   FLET'S ISDN..........................................      --        1    360    651    621
   FLET'S ADSL..........................................      --       --     10    454  1,127
   B-FLET'S.............................................      --       --     --      6     88
   Conventional leased circuit services.................      --      385    344    306    275
   High-speed digital circuit services..................      --      196    238    261    247
   ATM services.........................................      --        2      5      8      7

Long Distance Communications and International Services:
   Packet exchange services.............................     463      460    790    820    836
   Frame relay/cell relay services......................      44       75     95     94     78
   Facsimile communications network services............   1,212    1,307  1,351  1,345  1,384
   OCN..................................................     478    1,147  2,302  3,039  3,504
   IP-VPN...............................................      --       --      8     39     64
   Leased circuit services..............................      --       35     27     21     17
   High-speed digital circuit services..................      --       40     47     48     42
   ATM Services.........................................      --        2      3      5      4

Wireless Services:
   Cellular services....................................  23,897   29,356 36,026 40,694 43,531
   FOMA services........................................      --       --     --     89    330
   i-mode services /(3)/................................      48    5,603 21,695 32,156 37,758
   PHS services.........................................   1,349    1,441  1,812  1,922  1,688
   Quickcast services...................................   2,111    1,444  1,098    827    604

--------
(1) Because of the reorganization in fiscal 2000, there are no fiscal 1999 figures for NTT East and NTT West. Figures for the single company prior to reorganization are as set forth in the following chart.
(2) For ISDN, each INS-Net 1500 subscription is counted as 10 subscribers.
(3) The number of i-mode subscribers includes subscribers to both cellular (37,456 thousand) and FOMA (303 thousand).

                                                  As of March 31, 1999
                                                  --------------------
                                                     (in thousands)
          For NTT prior to reorganization:
             Telephone subscriptions.............        58,474
             Public telephones...................           754
             ISDN/(1)/...........................         4,432
                 INS NET 64......................         3,955
                 INS NET 1500....................            48
             FLET'S ISDN.........................            --
             FLET'S ADSL.........................            --
             B-FLET'S............................            --
             Leased circuit services.............           822
             High-speed digital circuit services.           228
             ATM services........................             2

--------
(1) For ISDN, each INS-Net 1500 subscription is counted as 10 subscribers.

  Voice Transmission Services

   Operating revenues for voice transmission services in fiscal 2003 accounted for 61.5% of overall operating revenues. NTT Group's voice transmission services include fixed and mobile communications services. Fixed communications services include certain items in the regional communications services segment such as telephone and ISDN subscriptions and a portion of the long distance communications and international services segment. Mobile communications services include certain items in the wireless services segment such as cellular, PHS and FOMA (partially included in data transmission services).

   (i) Fixed communications services

   NTT Group is Japan's largest provider of telephone subscriber and ISDN (INS-Net 64 and INS-Net 1500) services in Japan. INS-Net 64 uses existing copper lines to transmit digital signals, providing two circuits' worth of efficient, high-quality communications services. INS-Net 1500 uses optical fiber for transmission speeds of 1,536Kbps. It offers 23 times the capacity of a 64Kbps line and is suited for corporate users who need to access large volumes of information.

   Fixed communications services are, along with mobile communications services, NTT Group's core business. In fiscal 2003, customers switching away from ISDN because of ADSL offset the negative effects of the movement to mobile communications and of the weak economy, so that fixed line telephone subscriptions remained virtually unchanged from the previous year, at 50,714,000. ISDN subscriptions decreased by 1,022,000 contracts to 10,128,000, primarily because of the spread of ADSL. As of March 31, 2003, the usage proportions for fixed line telephone subscriptions were 76.9% residential and 23.1% business, and for ISDN, 36.3% residential and 63.7% business.

   The following table shows the number of fixed line telephone and ISDN subscriptions for NTT East and NTT West:

                                             As of March 31
                                          --------------------
                                           2001   2002   2003
                                          ------ ------ ------
                  (NTT East)
                  Telephone subscriptions 25,735 25,084 25,139
                  Public telephones......    345    333    285
                  ISDN/(1)/..............  5,731  5,851  5,260
                     INS-Net 64..........  5,000  5,303  4,892
                     INS-Net 1500........     73     55     37

                  (NTT West)
                  Telephone subscriptions 26,354 25,654 25,575
                  Public telephones......    362    347    299
                  ISDN/(1)/..............  5,096  5,299  4,868
                     INS-Net 64..........  4,562  4,922  4,647
                     INS-Net 1500........     53     38     22

--------
(1) Each INS-Net 1500 subscription is counted as 10 subscribers.

   Current monthly rates for telephone exchange lines vary according to business or residential use, and for intra-city calls, the number of subscribers in the intra-city calling area, or Message Area. Current call rates for telephone exchange lines vary according to distance, duration, day and time of day.

   The following tables set forth rates currently applied to telephone subscriber services:

   Installation Fee: (Yen)72,000


Subscriber line rates (monthly rates per line):
Number of subscribers in an intra-city area....      400,000      50,000 to      Less than
                                                     or more        400,000         50,000
                                                ------------ -------------- --------------
Residential.................................... (Yen)  1,750 (Yen)    1,600 (Yen)    1,450
Business....................................... (Yen)  2,600 (Yen)    2,450 (Yen)    2,300

   The following table sets forth information regarding intra-prefectural dialing rates of NTT East, NTT West and NTT Communications/(1)/:

                                   8 a.m.-7 p.m.               7 p.m.-11 p.m./(2)/               11 p.m.-8 a.m.
                           ------------------------------ ------------------------------ ------------------------------
Intra-city area........... (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 3 min. ((Yen)8.5) (Yen)8.5 per 4 min. ((Yen)8.5)
Adjacent area, up to 20 km (Yen)10 per 90 sec. ((Yen)20)  (Yen)10 per 90 sec. ((Yen)20)  (Yen)10 per 2 min. ((Yen)20)
20 km--60 km.............. (Yen)10 per 1 min. ((Yen)30)   (Yen)10 per 75 sec. ((Yen)30)  (Yen)10 per 90 sec. ((Yen)20)
Over 60 km................ (Yen)10 per 45 sec. ((Yen)40)  (Yen)10 per 1 min. ((Yen)30)   (Yen)10 per 90 sec. ((Yen)20)

--------
(1) Amounts in (  ) are rates for 3 minute calls.
(2) Also includes daytime calls on weekends and holiday.

   The following table sets forth information regarding inter-prefectural dialing rates of NTT Communications (call duration for (Yen)10 from a subscriber telephone)/(1)/:

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

--------
(1) Amounts in (  ) are rates for 3 minutes calls.
(2) Also includes daytime calls on weekends and holidays.

   In certain areas, NCCs offering lower rates than NTT Group have established a position in the long distance market. The current NTT Communications long distance fee schedule is essentially the same as that of major NCCs.

   As of March 31, 2003, NTT Group's market share of MYLINE services combined was 73.6% for intra-city calls, 66.0% for intra-prefectural inter-city calls and 57.1% for inter-prefecture calls.

   VoIP services offered by competitors are expected to have an increasingly greater impact on call revenues and monthly revenues. NTT Group hopes to offset any resultant drop in revenues by offering VoIP services of its own as well as IP telephony terminals for users of FLET'S and by actively pursuing IP and broadband opportunities.

   In fiscal 2003, interconnection rates were (Yen)4.50 for three minutes for GC interconnection and (Yen)4.78 for three minutes for NTT's ZC interconnection. These are down from (Yen)4.60 and (Yen)5.88, respectively, in fiscal 2002.

  (ii) Mobile Communications Services

    a.  Cellular Services

   Mobile communications services are part of NTT Group's wireless services segment. The mobile communications market in Japan has continued to expand, though at a slower pace than in previous fiscal years, and the total number of cellular subscribers increased by 9.5% in fiscal 2003 to reach 75,657 thousand at the end of fiscal 2003.

   NTT DoCoMo Group is Japan's leading provider of mobile communications services, and is one of the world's largest cellular service operators. As of March 31, 2003, NTT DoCoMo Group had a total of 43.9 million cellular subscribers, an estimated 58.0% share of the domestic market.

   The following table sets forth information regarding NTT DoCoMo Group's subscribers and its estimated market share:

                                            As of March 31
                                        ----------------------
                                         2001    2002    2003
                                        ------  ------  ------
                                            (in thousands)
                 Cellular services..... 36,026  40,694  43,531
                 FOMA services.........     --      89     330
                 i-mode services/(1)/.. 21,695  32,156  37,758
                 Estimated market share   59.1%   59.0%   58.0%

--------
(1) The number of i-mode subscribers includes subscribers to both cellular (37,456 thousand) and FOMA (303 thousand) services.

   The following table sets forth information regarding NTT DoCoMo Group's monthly usage per subscriber for cellular services and aggregate ARPU data:

                                                      Year ended March 31
                                                      -----------------
                                                      2001    2002  2003
                                                      -----   ----- -----
         Total average monthly minutes per subscriber   189     178   168
         Aggregate ARPU/(1)/......................... 8,650   8,480 8,120
            Voice ARPU/(2)/.......................... 7,770   6,940 6,370
            i-mode ARPU/(3)/.........................   880   1,540 1,750

--------
(1) The aggregate ARPU is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet (a "packet" is data that is divided into a small block) transmission revenues.
(2) Voice ARPU is calculated by (a) dividing total annual fixed monthly plan rates, usage rates and rates for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. This calculation does not include revenues derived from packet communications services, including i-mode.
(3) i-mode ARPU is calculated by (a) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. Such revenues do not include non-i-mode related data packet transmission revenues.

   The primary reason that total ARPU remained relatively stable from fiscal 2001 through fiscal 2002 was the steady growth in i-mode subscribers and i-mode usage resulted in increased i-mode ARPU. The i-mode ARPU growth rate, however, has slowed noticeably. This increase in i-mode ARPU has partially offset the effects of reduced voice ARPU arising primarily from the lowering of base plan rates and per-minute rates over the past several years.

   NTT DoCoMo Group's cellular business revenues are generated primarily from fixed monthly plan rates, usage rates for outgoing calls, revenues from incoming calls and rates for optional value-added services and features. Over the past few years, as the competition for subscribers has increased, tariff rates and monthly rates have been significantly reduced with certain other fees eliminated entirely. Currently, NTT DoCoMo Group's cellular subscribers pay (i) an activation fee, (ii) a fixed monthly plan charge based upon the plan chosen,
(iii) usage or per call rates which vary according to distance, duration, day and time of day and the particular plan chosen, and (iv) additional monthly service fees for miscellaneous value-added services. One of NTT DoCoMo Group's basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage plans. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. This prepaid usage will be allocated first to voice minutes and, to the extent that voice minutes do not use up the prepaid usage, it will be credited against i-mode use. Additionally, NTT DoCoMo Group offers various discounts, including family discounts, long term subscriber discounts and heavy-volume user discounts. The monthly plan charge for NTT DoCoMo Group's basic service is currently (Yen)4,500 (which includes (Yen)600 of free calls) although NTT DoCoMo Group has a variety of different plans at varying rates. Under NTT DoCoMo Group's basic plan, calls made during the daytime on a weekday within Tokyo are equal to approximately (Yen)30 to (Yen)40 per minute.

   Some revenues from FOMA and revenues from i-mode are included in data transmission services.

    b.  PHS Services

   NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but in some cases PHS services cannot be used in fast-moving automobiles or trains.

   The number of PHS subscribers, which as of March 31, 2002, had been approximately 1.9 million, was approximately 1.7 million as of March 31, 2003. The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its estimated market share:

                                                 As of March 31
                                              -------------------
                                               2001   2002   2003
                                              -----  -----  -----
             PHS subscriptions (in thousands) 1,812  1,922  1,688
             Estimated market share..........  31.0%  33.7%  30.9%

   In April 2003, NTT DoCoMo started a wireless, fixed rate Internet access service called @FreeD. This service provides @FreeD subscribers with unlimited Internet access and other services, at (Yen)4,880 per month or (Yen)48,000 per year.

  Data Transmission Services

   Operating revenues from data transmission services accounted for 11.6% of NTT's total operating revenues for fiscal 2003. These services are offered partly by NTT Group's regional communications services segment, in part by the long distance communications and international services segment, and in part by the wireless services segment.

   Those data transmission services included in the regional communications services segment include "FLET'S ISDN," which runs on ISDN lines, "FLET'S ADSL," which uses ADSL technology, "B-FLET'S," based on fiber-optic communications, and other fixed rate Internet access services, as well as high added-value services that run on regional IP networks (relay networks connecting to the Internet and other networks from access services including "B-FLET'S" and "FLET'S ADSL," using dedicated prefectural IP networks built by NTT East and NTT West). Some income from "FLET'S ADSL" and "B-FLET'S" is recorded in leased circuit services.

   Beginning in December 2002, NTT East and NTT West began full scale provision of "FLET'S ADSL." This is a flat-fee service. NTT East initially charged
(Yen)2,650 per month and NTT West charged (Yen)2,800 per month for 8Mbps service. In fiscal 2003, 12Mbps service was added to the lineup and prices were cut to keep NTT competitive. As of March 31, 2003, the number of subscribers to "FLET'S ADSL" had grown to 2,558,000 from 1,590,000 in the previous year.

   NTT East and NTT West began full scale provision of B-FLET'S in August 2001. In fiscal 2003, the service areas were dramatically expanded, discount pricing plans were offered for home users for lines running at up to 100 Mbps, and rates were cut, so that by March 31, 2003, the number of B-FLET'S subscribers had risen to 199,000 from 18,000 at the end of the previous year. This is also a flat rate service. When multiple users share a 100Mbps line, initially, NTT East charged (Yen)4,500 per month for this service and NTT West charged
(Yen)4,300 per month.

   Data transmission services handled by the long distance communications and international services segment include OCN, frame relay, and IP-VPN.

   In December 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. The service is offered at a fixed rate regardless of distance or connection time. In fiscal 2003, to make its offerings more competitive, NTT Communications increased OCN transmission speeds and reduced pricing. It also inaugurated "OCN.phone" IP-based telephony service and "Hotspot" wireless Internet access. In the interest of streamlining operations, NTT Communications merged the Internet connection services offered by its subsidiary, NTT PC Communications, with its OCN service, and acquired all shares of Dreamnet Corporation, which offers Internet connection service from NTT DATA and NTT DoCoMo.

   NTT first made frame-relay service, in the form of a high-speed, high-volume network, available in December 1994 under the name "Super Relay FR." It was deployed as an economical multi-protocol networking system, but as customers increasingly migrated to less expensive IP-based services, the number of subscribers has fallen.

   In August 1999, NTT Communications introduced Japan's first IP-VPN service "Arcstar IP-VPN," based on next generation "MPLS" IP technology. Arcstar IP-VPN, the IP-based communications of choice for corporations, has been steadily gaining customers, as it actively responds to ever-increasing broadband and ubiquitous communications needs.

   In November 2002, NTT Communications combined its IP network, which has extensive coverage in the United States, Europe, and Asia, with such services as global VPN services and data-center services, creating an all-in-one "Global Broadband VPN Package", to offer on a worldwide basis IP services with the flexibility to handle a diverse range of customer needs.

   Data transmission services handled by the wireless services segment include i-mode, FOMA (some income is recorded in the voice transmission services), and Quickcast.

   NTT DoCoMo Group began offering i-mode service in February 1999. This is a wireless, packet-based Internet-access service. Using handsets compatible with the NTT DoCoMo Group's i-mode, subscribers access the Internet by way of i-mode servers. i-mode also gives a full range of voice telephony services. The number of i-mode subscribers rose 5,602,000 over the past year to 37,758,000. The number of i-mode content providers has risen dramatically as well. As of March 31, 2003, there were roughly 3,500 listed in the i-mode site menu, and a total of 64,000 websites offering banking, news, games, and other innovative mobile online services.

   3G services refer to third generation wireless voice and data transmission services that use leading-edge technology to provide high-speed, high-quality service.

   NTT DoCoMo Group has been a world leader in deploying 3G wireless technology under the FOMA brand. The company has been extending the FOMA service area, and improving the quality of service in existing service areas. As of March 31, 2003, approximately 91% of Japan's population had access to FOMA services.

   NTT DoCoMo Group's basic strategy is to expand the geographical area it serves, and expand the 3G services it offers. NTT DoCoMo aims to provide a range of services suited to both the consumer and business user based on FOMA's advanced features--the clear sound quality, high-speed data communications, image transmission capability, and a variety of packet-based fee schedules--that 3G technology makes possible.

   Two of the main benefits of 3G services are the quality and speed of improved services. In addition, thanks to the ability to transmit voice and data in parallel, subscribers can take advantage of new services at the same time they make conventional telephone calls. Some of the 3G-based services that NTT DoCoMo Group offers include videophone, video mail, high-speed Internet access service, i-mode service, mobile computing and a range of other information-based services.

   Thanks to solid sales of FOMA-compatible handsets (especially the P2102V model) that came into service January 2003, by March 31, 2003, 330,000 people had subscribed to FOMA, up from 241,000 the previous year.

   NTT DoCoMo's rates for voice telephony are the same for both 3G and conventional cellular phones--on the midrange FOMA Plan 67, 30 seconds costs
(Yen)13. Rates for image services at 64 Kbps are roughly 80% higher than for plain voice service. Packet-based services use data volume as the unit of measure, and depending on the plan, the fee per packet ranges from (Yen)0.02 to
(Yen)0.2.

  Leased Circuit Services

   Operating revenues from leased circuit services accounted for 4.4% of NTT's total operating revenues for fiscal 2003. This category includes conventional leased circuits, high-speed digital circuits, and leased ATM circuits ("ATM Mega Link" and "ATM Share Link"). These services are offered partly by NTT Group's regional communications services segment and in part by the long distance communications and international services segment. Some revenues from "FLET'S ADSL" and "B-FLET'S" are recorded in data transmission services.

   Conventional telephone services allow calls to any other party, using multiple unspecified exchanges. With leased circuit service, the phone has an exclusive direct link to a certain exchange. A conventional phone is connected to the phone network through a telephone switch that establishes a circuit when a call is made. With leased circuit service, that circuit is permanently connected for a continuous, high-quality connection. Leased circuit service is billed on a flat-fee basis, so if daily calling volume exceeds a certain level, a leased circuit can yield considerable cost savings.

   High-speed digital transmission service offers a dedicated high-speed digital connection that can carry voice, data, and video information. When used for data transmission, this can be significantly more economical than conventional leased circuit service.

   There are two types of conventional leased circuit services, an analog type suited for phone and facsimile transmission and a digital type suited for data transmission.

   ATM Mega Link service is for customers with very high bandwidth needs It uses asynchronous transfer mode instead of the conventional synchronous transfer mode. ATM is a high-speed switching technology that transmits all information--voice, video, data--in cells of fixed size. A cell is an "envelope" that carries a fixed number of bytes. ATM Share Link service is a flexible communications service for computers, offering excellent value in ATM networking to corporate customers.

   As information technology progresses, demand for private networks--LAN-to-LAN communications, intranets, etc.--increases, and leased circuit services are growing more popular for their quality in a rapidly evolving Internet market. But with a general shift towards low-cost data services, demand is waning for ordinary leased circuits as well as high-speed digital and ATM leased circuits. As of the end of fiscal 2003, NTT East had 291,000 high-speed digital leased circuits and NTT West had 247,000. The numbers for conventional leased circuits were 301,000 and 275,000, respectively. As of March 31, 2003, NTT Communications had 42,000 high-speed digital leased circuits and 17,000 conventional leased circuits.

   The table below shows data for NTT Group's leased circuit services:

                                               As of March 31
                                               --------------
                                               2001 2002 2003
                                               ---- ---- ----
                                               (in thousands)
                   Conventional circuits
                      NTT East................ 386  342  301
                      NTT West................ 344  306  275
                      NTT Communications......  27   21   17
                   High-speed digital circuits
                      NTT East................ 287  310  291
                      NTT West................ 238  261  247
                      NTT Communications......  47   48   42
                   ATM circuits
                      NTT East................   8   11   10
                      NTT West................   5    8    7
                      NTT Communications......   3    5    4

  Telecommunications Equipment Sales

   Operating revenues from telecommunications equipment sales accounted for 5.6% of NTT's total operating revenues for fiscal 2003. This comprises sales by NTT Group's regional communications services segment, the long distance communications and international services segment, and the wireless services segment.

   Market conditions remain harsh for fixed telecommunications equipment sales, with the slumping economy and fierce competition driving down prices. While the market for wireless handsets is buoyant, with Japan's mobile market showing growth in fiscal 2003, telecommunications equipment sales in the wireless services segment decreased 9.4% over the previous year.

  Systems Integration

   Operating revenues from systems integration accounted for 7.7% of NTT's total operating revenues for fiscal 2003. This comprises sales by NTT Group's regional communications services segment, the long distance communications and international services segment, and the data communications services segment.

   NTT East built for its corporate customers optical access services, such as "Mega Data Netz," "Super Wide LAN" and "Metro Ether" with advanced data-center technologies to build a sophisticated, efficient information-distribution network. Through team collaboration with the customer, NTT East is able to quickly develop advanced solutions precisely suited to a client's needs.

   NTT West has organized a number of industry-specific solutions as elements of its "prosol series." In fiscal 2003, it extended this series with "C.prosol," a total solution optimized for trading and distribution (the commercial transaction cycle), "E.prosol," a total solution for elementary through high school education, and others.

   NTT Communications uses its IP-based networking services to provide its corporate customers outsourcing and systems integration solutions that support their businesses. The main service options available are total outsourcing solutions, including managed services and hosting services designed to address such needs of corporate clients as cost reduction, secure management of information assets, efficient maintenance and operation, and others.

   To enhance the competitiveness of the systems integration businesses, NTT DATA, in addition to cutting prices, strove to continue providing stable services and upgrades to existing systems, to add new functions, and to develop peripheral businesses. In addition to business in the national and local electronic government fields, NTT DATA is actively involved in building and providing a new financial infrastructure and providing systems to corporate customers in telecommunications and other sectors. To develop new business, NTT DATA is continuing to promote its IT Partner Business and Service Provider Business and striving to develop new markets. For example, for CAFIS, the comprehensive credit-card settlement network, NTT DATA provided a simpler Internet-connection environment to expand opportunities for use. It also strove to encourage the greater use of IC cards for settlement and moved forward with the providing of secure, high-speed and low cost settlement network services.

Capital Investments

   NTT Group's capital investments for fiscal 2003 are shown in the table below:

                                                                     Year Ended March 31
                                                        ---------------------------------------------
                                                                2003                   2003
                                                        -------------------- ------------------------
                                                        (in millions of yen) (in millions of dollars)
Regional communications services.......................    (Yen)  730,264            $ 6,086
Long distance communications and international services           119,451                995
Wireless services......................................           853,956              7,116
Data communications services...........................           171,017              1,425
Other services.........................................           102,927                858
                                                           --------------            -------
   Total...............................................    (Yen)1,977,615            $16,480
                                                           ==============            =======

   The capital investment amount shown above is the amount, determined on an accrual basis, used to acquire tangible and intangible fixed assets, and which amount NTT has been disclosing to investors as a measure for calculating certain performance measures. Shown below is the differential between that amount and the amounts given on the consolidated cash-flow statement under "expenditures for acquiring tangible fixed assets" and "expenditures for acquiring intangible fixed assets":

                                                                 As of March 31
                                                  ---------------------------------------------
                                                          2003                   2003
                                                  -------------------- ------------------------
                                                  (in billions of yen) (in millions of dollars)
Expenditure for acquiring tangible fixed assets..    (Yen)1,725,536            $14,379
Expenditure for acquiring intangible fixed assets           318,135              2,651
                                                     --------------            -------
   Total.........................................         2,043,671             17,030
                                                     --------------            -------
Differential with capital investment amount......    (Yen)   66,056            $   550
                                                     ==============            =======

   NTT Group has shifted its capital investment from planned telecommunications infrastructure development to a strategy of investing in services according to demand.

   In the regional communications services segment, the main thrust of capital investment was in fiber-optics, B-FLET'S and other such services. With demand deteriorating and the need for cost reductions rising, capital investments fell for fixed line telephone subscriber lines, ISDN, and leased circuits by (Yen)53 billion from fiscal 2002. For the building of optical access networks, however, in order to provide B-FLET'S service in a timely manner and to expand the service area, spending rose (Yen)73 billion over the previous year to (Yen)237 billion. Although the "three-year plan" introduced in April 2002 lays down a policy that, in principle, halts investment in the landline telephone network, in fact there was roughly (Yen)50 billion invested there in fiscal 2003.

   In the long distance communications and international services segment, for the information communications field, where the price competition is fierce, NTT Group made investments to help ensure the stability of revenues of IP-based services over the long term. Investment was focused on IP-based services such as OCN and IP-VPN, provision of digital-television relay lines, digital authentication services ("Safety Pass," "BLADE") and other authentication and settlement platform businesses.

   In the wireless services segment, investment was concentrated primarily in the installation of equipment and construction of facilities to accommodate increased demand for communications, improve network reliability, introduce new services and enhance FOMA services.

   In the data communications services segment, investments were mainly in ongoing upgrades to systems communications equipment and in building construction.

   NTT Group records its physical-plant assets as follows:

                                                              As of March 31, 2003
                             --------------------------------------------------------------------------------------
                                Telecom
                               Facilities       Land       Buildings        Other                 Total
                             -------------- ------------ -------------- -------------- ----------------------------
                                                       (in millions of yen)                            (in millions
                                                                                                       of dollars)
Regional communications
  services.................. (Yen)4,238,158 (Yen)451,631 (Yen)1,446,301 (Yen)  509,990 (Yen) 6,646,080   $ 55,384
Long distance communications
  and international services        310,836       43,528        159,666        263,866         777,896      6,482
Wireless services...........      1,673,100      185,031        399,187        847,468       3,104,786     25,873
Data communications services        181,005       48,514         91,635        345,393         666,547      5,555
Other services..............             --      100,733        630,709        268,020         999,462      8,329
                             -------------- ------------ -------------- -------------- ---------------   --------
   Total.................... (Yen)6,403,099 (Yen)829,437 (Yen)2,727,498 (Yen)2,234,737 (Yen)12,194,771   $101,623
                             ============== ============ ============== ============== ===============   ========

   NTT Group forecasts (Yen)2 trillion in physical investment for fiscal 2004, with expansions and enhancements to IP-based services such as FLET'S and mobile communications services such as FOMA, and more efficient use of existing infrastructure like PDC. The following is a breakdown by segment:

                                                                    Year Ending March 31
                                                        ---------------------------------------------
                                                                2004                   2004
                                                        -------------------- ------------------------
                                                        (in millions of yen) (in millions of dollars)
Regional communications services.......................    (Yen)  790,000            $ 6,583
Long distance communications and international services           142,000              1,183
Wireless services......................................           818,000              6,817
Data communications services...........................           140,000              1,167
Other services.........................................           110,000                917
                                                           --------------            -------
   Total...............................................    (Yen)2,000,000            $16,667
                                                           ==============            =======

   The breakdown for each segment is as follows:

  . Regional communications services: (Yen)521 billion in voice transmission services, (Yen)63 billion in data transmission services and (Yen)116 billion in leased circuit services and other.

  . Long distance communications and international services: (Yen)35 billion in voice transmission services, (Yen)19 billion in data transmission services and (Yen)5 billion in leased circuit services and other.

  .   Wireless services: (Yen)596 billion in mobile communications services and
      (Yen)7 billion in PHS services and other.

  . Data communications services: (Yen)69 billion in data communications plant and (Yen)45 billion in software and other.

Reorganization

   On July 1, 1999, certain of NTT's business activities were transferred to NTT's wholly-owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law enacted in June 1997, NTT is required to hold all the shares of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, other network services and data transmission services such as frame relay and OCN throughout Japan and commenced offering international telecommunications services on October 1, 1999. In May 2001, NTT Communications also began to offer intra-city telecommunications services in Tokyo, Osaka and Nagoya.

   After the transfer of certain business activities, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues consist of three categories. NTT receives:

  .   dividends from its subsidiaries;

  . payments for providing management services through contracts with its subsidiaries; and

  . payments for its fundamental research and development activities through contracts with each of its subsidiaries which benefit from the research and development activities.

   NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, for setting financial targets and for basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DoCoMo, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is required to discuss with, or report to, NTT on certain fundamental business decisions, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors and appropriation of profits; increases in share capital; investments, including international investments; loans and guarantees; and establishment of business plans.

Other Subsidiaries and Affiliated Companies

   NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as separate companies, to take more responsibility for the profit and loss of their operations and have a stronger incentive to boost revenues and cut costs compared to when they were divisions of NTT. As of March 31, 2003, NTT had 560 subsidiaries and affiliated companies.

   In May 2002, approximately 100 outsourcing subsidiaries started operations. These companies perform such functions as the management and marketing of network resources, installation and maintenance of facilities and equipment, and administration of payrolls and accounting functions. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies.

   While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high quality services including universal services, and in addition are working to restrain labor costs through a system whereby a certain number of employees, primarily 51 years of age and over, were rehired by the outsourcing companies after they retired. These employees were rehired by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary has lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, payrolls, business administration). This system of regional subsidiaries has the advantage of giving NTT bases throughout Japan, enabling NTT to respond to the IT needs of regional administration, enterprises and inhabitants, which have grown in proportion to the spread of broadband. These outsourcing subsidiaries are involved in the cultivation of new business in the following areas:

  . Companies in the facilities and equipment fields: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

  . Companies in the marketing fields: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; design and operation of websites; and

  . Companies in the administrative fields: outsourcing services for payroll function, settlement.

Competition

   The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including in the regional, long distance and wireless markets.

   The Telecom Business Law authorizes the Minister of PHPT to regulate two types of companies: Type I Carriers, such as NTT East, NTT West, NTT Communications and NTT DoCoMo, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. For example, Type II Carriers provide enhanced or VAN services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone services subject to the NTT Law. Certain of NTT's other subsidiaries are General Type II Carriers and Special Type II Carriers. "Special Type II Carriers" provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communications services to the public through interconnections of public switched networks and leased circuits at each end. "General Type II Carriers" provide services other than Type I and Special Type II Carriers services.

   In addition to suffering from the effects of the economic slump, the overall fixed line telephone market has been contracting due to such factors as the expanded use of IP telephony. Moreover, with the introduction of the MYLINE services in May 2002, there has been increased competition for shares of this limited market.

   In fiscal 2002, NTT's market share of inter-prefectural communications fell from 53.5% of number of calls to 50.2%. As of March 31, 2003, NTT Communications' share of inter-prefectural communications in terms of MYLINE registrations was 57.1% (a decrease of 0.2% from the previous year). NTT Communications' primary competitors in the long distance market are JT and KDDI. The reduction in fixed line call revenues is expected to continue, as companies offering VoIP services gain more customers.

   Market share for NTT in intra-prefectural communications fell from 95.5% of number of calls in fiscal 2001 to 83.3% in fiscal 2002 for intra-city communications and from 68.6% in fiscal 2001 to 65.2% in fiscal 2002 for inter-city communications. Market share information for intra-prefectural communications is not available for fiscal 2003. Market share in terms of MYLINE registration is set forth in the table below. There is fierce competition in these markets. NTT Group's primary competitors in the local market are TTNet in the Tokyo Metropolitan region, QTNet in Kyushu, as well as JT, KDDI and other companies that entered the local communications market in May 2001. The reduction in fixed line call revenues and monthly rates is expected to continue, as companies offering VoIP services gain more customers.

   The following table shows market share for NTT East and NTT West in terms of MYLINE registrations:

                                                 As of March 31
                                                 -------------
                                                 2002    2003
                                                 ----    ----
                   Intra-city:
                      NTT East.................. 70.9%   71.0%
                      NTT West.................. 75.8%   75.2%
                   Intra-prefectural inter-city:
                      NTT East.................. 64.2%   63.7%
                      NTT West.................. 68.7%   66.6%

   As the fixed line telephone market continues to contract, NTT Group is actively pursuing broadband opportunities. However, as a diverse range of carriers enters the ADSL and other broadband markets, competition in the Internet access market is intensifying further. In the ADSL market, NTT East and NTT West are increasing subscriber numbers by lowering rates and offering free service for limited terms. However, Yahoo!BB, which is provided by a Softbank Group company, has been rapidly increasing market share with low prices and aggressive sales activities. As a result, ADSL market share for NTT East and NTT West declined from 40.7% at the end of March 2002 to 36.4% at the end of March 2003. The number of subscribers to B-FLET'S, the optical access service offered by NTT East and NTT West, increased from 18,000 at the end of March 2002 to 199,000 at the end of March 2003. However, this figure did not meet NTT Group expectations, as low-cost ADSL took away some of the demand. Power company-related NCCs, which are NTT's primary competitors in the FTTH market, have been using their ample financial resources and existing optical fiber infrastructure to increase their number of FTTH subscribers, but currently NTT Group still maintains the largest share in the FTTH market. While high revenue growth is forecast for Internet access services, there is no guarantee of this, as fierce competition may continue.

   There are three cellular companies operating in Japan, NTT DoCoMo Group, KDDI Group and J-Phone. The net increase in number of subscribers in fiscal 2003 attained the expected level, but as of March 31, 2003, NTT DoCoMo Group's market share was at 58.0%, a decrease of 1.0% compared to the same period in the previous year. While NTT DoCoMo Group hopes to secure a net increase in market share, its share may shrink because of discount services and new services offered by competitors.

   The services competing with i-mode are EzWeb, provided by KDDI Group, and J-Sky, provided by J-Phone. Like i-mode, it is possible with EzWeb and J-Sky to connect to the Internet, to send color images and to use navigation systems. Competition in this field as well is expected to intensify in the future.

   For 3G communications as well, as other companies begin offering services, competition has intensified. In April 2002, the KDDI Group started a CDMA 2000 1x 3G service deployed at 800 MHz in Japan's major cities. Its current service area is larger than NTT DoCoMo's, but the transmission speed is inferior, and it currently does not offer video telephone services. The number of subscribers to KDDI's CDMA 2000 1x service as of March 31, 2003 was approximately 6,806,000. J-Phone provides a service that, like NTT DoCoMo's, employs W-CDMA (DS-CDMA).

   The PHS market is highly competitive. NTT DoCoMo Group's main competitors are DDI Pocket and ASTEL. DDI Pocket remains the leader among the three PHS operators with approximately 54.5% of the market share of PHS subscribers as of March 31, 2003. NTT DoCoMo Group is second with approximately 30.9% market share and ASTEL has an approximately 14.6% market share. With the decrease in handset prices and tariffs of cellular services, PHS operators also face increasing competition from cellular operators.

Regulations

  General

   The MPHPT is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and the NTT DoCoMo Group companies together with other Type I Carriers (companies which provide telecommunications services through their own network facilities) are regulated by the Minister of PHPT under the Telecom Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

   In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecom Business Law that opened the Japanese telecommunications services industry to competition came into effect. Since then, the Japanese Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

  The NTT Law

   The NTT Law, amended in June 1997, provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and
(iii) to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more, and restricts foreign ownership to less than one-third, of the total number of issued Shares. See "Item 10--Additional Information--Exchange Controls and Other Limitations Affecting Security Holders--Restrictions on Foreign Ownership." The NTT Law also requires approval of the Minister of PHPT with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister of PHPT prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the Minister of PHPT to offer regional telecommunications services outside their service areas. Due to the revision of the NTT Law in 2001, by obtaining the permission of the Minister of PHPT, they can engage in businesses utilizing their equipment or technology and employees. In addition, NTT, NTT East and NTT West need the Minister of PHPT's approval to: issue new Shares or debentures coupled with rights to acquire new Shares (with certain exceptions); change the articles of incorporation; or amalgamate or dissolve each company. Approval of the Minister of PHPT is required for the disposition of profits of NTT. NTT East and NTT West need the Minister of PHPT's approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the Minister of PHPT within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister of PHPT may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

   The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this report:

                                                                                      NTT East
                                                       NTT                            NTT West
                                                (Holding Company)               (Regional Companies)
                                        ----------------------------      ----------------------------
Obligatory Share-holding by the
  Government........................... One-third or more                 NTT must own 100%
Issuance of new Shares................. Minister of PHPT approval/(1)(2)/ Minister of PHPT approval
Foreign ownership of Shares............ Less than one-third               NTT must own 100%
Appointment of directors                Minister of PHPT approval         Non-Japanese cannot be appointed.
  and corporate auditors...............
Change to the articles of incorporation Minister of PHPT approval/(3)/    Minister of PHPT approval
Disposition of profits................. Minister of PHPT approval/(1)/    Unregulated
Business operating plan................ Minister of PHPT approval/(1)/    Minister of PHPT approval/(1)/

--------
(1) Subject to consultation with the Minister of Finance.
(2) Subject to certain exceptions.
(3) Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

  The Telecom Business Law

   The Telecom Business Law authorizes the Minister of PHPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers, such as ISPs who provide telecommunications services to customers using the circuit facilities of Type I Carriers. Type II Carriers are further divided into "Special Type II Carriers," which provide international communications, or provide telephone services using public interconnections, and "General Type II Carriers," which provide services other than these. Type I Carriers can also provide the same services as those provided by Type II Carriers.

   Under the NTT Law, NTT East and NTT West are the only Type I Carriers responsible for providing nationwide telephone services. NTT Communications and NTT DoCoMo Group companies are Type I Carriers, and certain of NTT Group's other subsidiaries are General and Special Type II Carriers.

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

   The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                                          Type I Carriers                        Type II Carriers
                               ------------------------------------- -----------------------------------------
                                                                        Special Type II      General Type II
                                                                     --------------------- -------------------
Government Regulation:

a. Start-up of Services        Permission from the Minister of       Registration with the Notification to the
                               PHPT required                         Minister of PHPT      Minister of PHPT
                                                                     required              required

b. Rates and Charges           Notification to the Minister of PHPT  Notification to the   Unregulated
                               required/(1)/                         Minister of PHPT
                                                                     required

c. Articles of Agreement       . Approval from the Minister of       Notification to the   Unregulated
                                 PHPT required for services          Minister of PHPT
                                 related to Category I-designated    required
                                 facilities
                               . Notification to the Minister of
                                 PHPT required for other services

d. Articles of Interconnection . Approval from the Minister of       Unregulated           Unregulated
  Agreement                      PHPT required (as to Category I-
                                 designated facilities)
                               . Notification to the Minister of
                                 PHPT required (as to Category II-
                                 designated facilities)

e. Interconnection Agreements  Notification to the Minister of PHPT  Notification to the   Unregulated
                               required/(2)/                         Minister of PHPT
                                                                     required

f. Foreign                     Unregulated/(3)/                      Unregulated           Unregulated
  Capital Participation

--------
(1) Type I Carriers having Category I-designated facilities are subject to price cap regulations, under which they must obtain approval from the Minister of PHPT if a proposed change exceeds the price cap.
(2) Applies to Type I Carriers except for Type I Carriers having Category I-designated facilities and Type I Carriers having Category II-designated facilities.
(3) Excluding NTT, where the capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

  Bill Revising a Portion of the Telecom Business Law and the NTT Law

   In 2003, in the 156th session of the Diet, a "Bill Revising a Portion of the Telecom Business Law and the NTT Law" was introduced for discussion and is currently under deliberation. The main provisions of the bill are summarized below:

   1. Elimination of the business classifications of Type I Carrier and Type II Carrier

   The business classifications of Type I Carrier and Type II Carrier currently in effect would be eliminated. The system of requiring approval for entry and exit from the market would be eliminated in favor of a system of registration or notification. In addition, a system to approve rights to offer public utilities would be introduced.

   While the obligation to enter into rate agreements and articles of agreement would in principle be eliminated, there would be a strengthening of rules to protect users, such as the obligation to explain to users important items relating to the provision of services and the obligation to process complaints.

   2. Establishment of a system enabling a manufacturer to confirm the conformity of terminal devices with technical standards.

   3. Partial revision of the NTT Law

   NTT East would be required to take necessary measures to deliver funds to NTT West in order to provide suitable, fair and stable provision of telephone services.

  Rates

   The procedures currently in effect for setting telecommunications rates are as follows:

  . When a Type I Carrier sets rates for telecommunications services, it notifies the Minister of PHPT at least seven days prior to the implementation thereof.

  . A notification is only required in cases where the index for rates for specified telecommunications services provided by a Type I Carrier that has designated facilities (telephone, ISDN, leased circuit services) is at or below the standard rate index for which notification is given by the Minister of PHPT, and the approval of the Minister of PHPT is required in cases where the index exceeds the standard rate index (price cap regulations). The only entities subject to this at present are NTT East and NTT West.

  . When fees relating to specified telecommunications services are set, these are notified to the Minister of PHPT at least one month prior to implementation (14 days prior when it is clear that the rate index after rate changes is at or below the standard rate index).

  . In cases where the index of the rates for these specified telecommunications services exceeds the standard rate index, the Minister of PHPT must give approval when rates at or below the standard rate index would cause special difficulties.

   On June 30, 2003, the Minister of PHPT notified NTT East and NTT West of the standard rate index for the year starting October 1, 2003. The index for telephone subscriber services, ISDN services and other services was set at 92.7, and the index for leased circuit services was set at 90.4 for NTT East and 90.8 for NTT West, with a base index of 100.0 being the rates for these services as the reference time of April 2000.

   For a discussion of rates currently applied to NTT Group's telephone and ISDN services, see "--Principal Business Activities."

  Interconnection Rates

   Under the Telecom Business Law, NTT East and NTT West, as Type I Carriers having Category I "designated telecommunications facilities," establish their interconnection rates and conditions for interconnection in their articles of agreement, a fixed form of contract, entered into with other carriers; provided that such rates are deemed to be fair and proper in light of costs computed according to a method stipulated by the MPHPT and approved by the Minister of PHPT.

   In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce a LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecom Business Law was passed, implementing these changes. As a result of amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003 NTT East and NTT West have reduced their interconnection rates, including the lowering of GC interconnection charges by 22.5% and ZC interconnection charges by 60.1%.

   Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review and in April 2003 a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004 a calculation methodology for applicable interconnection charges was introduced whereby the GC interconnection charge was set at (Yen)4.37 (a decrease of 3.1% as compared to fiscal 2003 rates) and the ZC interconnection charge was set at (Yen)5.36 (an increase of 11.9% as compared to fiscal 2003 rates) (in each case for three minutes), in each case subject to adjustment when the actual traffic differs from what is predicted. In April 2003 NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the Minister of PHPT.

   There have been reports in the press that some competing carriers that are to pay these interconnection rates to NTT East and NTT West are considering an administrative suit against the MPHPT to have that approval revoked, arguing that the decision-making process was not transparent. NTT Group believes that even if an administrative suit is filed, given the debate that has taken place, a decision unfavorable to NTT East and West is unlikely. However, there can be no assurance that there will not be an unfavorable result.

   Because the LRIC Methodology is based upon a hypothetical model that the regional companies are unable to achieve, NTT Group intends to ask the Government to switch to a calculation method based on actual costs starting in fiscal 2006. There can be no assurance, however, that such a switch will be made.

   With regard to NTS costs, which have been the subject of debate in connection with the LRIC Methodology, a report of the Council requested reconsideration of these NTS costs together with reconsideration of the handling of monthly rates and other matters. In response to this, the MPHPT created in June 2003 the Study Group for Monthly Rates, Etc., which plans to issue a report at the end of October 2003. The main issues this study group will consider are rate schedules and levels, including the appropriateness of different monthly rates for residential and business clients, monthly rates depending on class and exchange and methods for recovering NTS costs.

   Depending upon how the debate proceeds, it is possible that NTS costs, which are not dependent on traffic volume, will be excluded from the cost range for interconnection rates, which are dependent on traffic volume, and therefore interconnection rate levels will fall. It is possible that increases in monthly rates reflecting the expansion of the monthly rate cost range will not be allowed if it is determined that NTT Group could absorb increased costs given appropriate rate levels. In such a case, NTT Group will be forced to accept lower interconnection rate levels and overall revenues may decline.

  Asymmetric Regulations

   Based on the "Law Revising a Portion of the Telecom Business Law, Etc.," which was promulgated on June 22, 2001, and implemented on November 30, 2001, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from the improper handling of interconnection information and the use of such information for reasons other than its intended purpose. Furthermore, officers of NTT East and NTT West are prohibited from also serving as officers of specified related businesses (at present, NTT Communications has been designated as such) (i.e., a firewall is set up between the companies). NTT DoCoMo is obligated to draft, submit and publish its articles of interconnection agreements.

Other Regulatory Developments

   In March 2001, both the "Three-Year Program for Promoting Regulatory Reform" announced by the Japanese Government and the "e-Japan priority policy program" announced by the IT Strategy Headquarters, stated that the Japanese Government expects NTT to establish a voluntary action plan for promoting competition, including:

   (i) further rationalization of NTT East's and NTT West's operations;

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

  (ii) NTT Group's network will be further opened in the Internet and optical-related service fields.

 (iii) NTT Group management will separate each of NTT Group's businesses (1) in the fields where new markets need to be developed, such as in Internet related businesses, so that each company is free to decide its own business strategy while taking advantage of its own strengths, even if this involves competition among NTT Group companies; and (2) in the remaining fields, on the principle that NTT Group operations are to be carried out without the duplication of resources.

  (iv) Decisions relating to NTT's ownership percentage of NTT Communications and NTT DoCoMo will continue to be considered from the standpoint of maximizing shareholders' profits.

   In response to the announcement of the above strategy, the MPHPT requested that NTT promptly commence the implementation of this plan.

   In October 2002, a report was made to the Minister of PHPT concerning the state of implementation of "NTT's Approach to Current Operational Goals," which was made public in October 2001. An overview of this report follows.

   (i) Promotion of structural reforms

   As publicly announced in "Concerning NTT East and NTT West's Structural Reforms" (November 22, 2001), steady implementation of measures to improve management, such as reassignment of approximately 100,000 employees in May 2002.

  (ii) Creating an open network for the regional networks

   In addition to the measures publicly announced in the "Voluntary Implementation Plan" of 2001, greater detail and expanded disclosure of information in light of requests from other carriers.

 (iii) Group management

   a.  Equity ratios

   The problem of equity ratios will continue to be considered, as circumstances are monitored, from the standpoint of maximizing shareholder benefits. In furtherance of this goal, 551,000 shares of NTT DoCoMo were sold in accordance with NTT DoCoMo's plan for acquisition of its own stock in July 2002.

   b.  Joint appointment of officers

   The joint appointment of directors of NTT, NTT Communications and NTT DoCoMo was eliminated at the annual general shareholders meeting in June 2002.

  (iv) Cultivation of the broadband market

   Each company in the NTT Group is actively addressing the cultivation of new services markets, with focus on broadband related services.

   In response to the announcement of the above strategy, the MPHPT evaluated NTT's performance up to this point, and in addition made a request for further effort from NTT for promotion of the matters in such plan.

  Rates for calls from fixed line phone to cellular phones

   In July 2002, Heisei Denden, a fixed line carrier, having failed to reach agreement in discussions with cellular phone carriers regarding the setting of rates by Heisei Denden for calls from fixed line phones to cellular phones, petitioned the Minister of PHPT to decide in the matter, in accordance with the Telecom Business Law. This marked the beginning of the public debate over which carrier should set the rates for fixed-to-mobile calls.

   The Minister of PHPT referred the matter to the Telecommunications Business Dispute Resolution Committee, which issued a report. Based on this report, the Minister ruled that of the two types of phone calls with respect to which Heisei Denden was petitioning, a carrier directly providing connection service (a chokushu service carrier) should set the rates for chokushu service-to-mobile calls and with respect to which carriers should set the rates for fixed-to-mobile calls and for IP telephony-to-mobile calls in general, the Minister referred the matter to a study group composed primarily of persons with academic backgrounds. This ruling is not expected to have a material effect on NTT DoCoMo.

   The study group considered which carrier should set user rates for fixed-to-mobile calls and for IP telephony-to-mobile calls. In April 2003, the group issued the draft report summarized below. After public comment, the group will consider whether revisions are necessary, and then issue a final report.

   a.  Fixed-to-mobile calls

   (1) Allow relay selection

  . When a caller adds a carrier identification number (e.g., 0033 for NTT Communications) and thus selects a relay carrier (00xx-090-xxxx-xxxx), that relay carrier sets the rates for that call.

  . When a caller does not add a carrier identification number for a call (090-xxxx-xxxx), the cellular phone carrier sets the rate, as is the case now.

   (2) Currently, there is no need for presubscription connections

   b.  IP telephony-to-mobile calls

  . For IP telephony-to-mobile calls, the IP telephony carrier should set the rates.

   It is difficult to predict the effect of these proposed regulations on NTT DoCoMo and the rest of NTT Group if changes are made in line with the proposals above. This is because (1) for fixed-to-mobile calls, it is difficult to predict just how much traffic will be created by calls made with a carrier identification number inputted;

(2) because NTT East, NTT West and NTT Communications will be able to set rates, it is possible that most of this traffic will go to an NTT Group company; and (3) the draft report makes reference to measures that would alleviate the disruptive impact of the new regulations.

  The Study Group for Methods of Evaluating Competition in Telecommunications in the IP Age

   The "Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution," published in August 2002, proposed that a study group be established to consider whether the distinction between Type I and Type II Carriers should be eliminated and major deregulation implemented. At the same time, to ensure that the market functions properly, periodic market analyses should be carried out to evaluate market dominance, so that regulations reflecting market conditions can be imposed on dominant businesses. In response to this report, the MPHPT established in September 2002 "The Study Group for Methods of Evaluating Competition in Telecommunications in the IP Age" for the purposes of considering ways to evaluate competition conditions. The study group's draft report was opened for public comment from May 14, 2003 to June 13, 2003 and the final report is expected to be released in July. The draft report proposes that the MPHPT establish guidelines regarding methods for market demarcation and indices for measuring competition to be used in carrying out such competition evaluation, and that market conditions be periodically monitored.

  Policy for Legacy System Reform

   On March 25, 2003, the e-Japan Initiative Planning Committee of the LDP submitted to the Japanese Government its "Legacy System Reform Guidelines" for reform of old government computer systems. Among the proposals contained therein are (1) in cases where the legacy systems of government ministries and agencies are changed over to new systems, if total cost (initial cost plus running cost times total useful life) can be reduced without compromising the ease of use for internal users (i.e., the ministries and agencies) and external users (i.e., citizens, etc.), then the legacy systems should be changed over to new ones; (2) in order to reform 41 of the legacy systems that government ministries and agencies now have, a legacy system optimization plan should be drawn up for the purposes of thoroughly reviewing the Government's overall task performance and systems by fiscal 2006, which is within the timeframe of the Electronic Government Structuring Plan (provisional name); and (3) that an action plan for this should be drafted and published by June 2003 (not publicly released as of the date of this annual report).

  Toward the Formulation of an Electronic Government Construction Plan (provisional name)

   On March 31, 2003, at a meeting of the Government Ministry Chief Information Officers Committee, a plan entitled "Toward the Formulation of an Electronic Government Construction Plan (provisional name)" was adopted. This called for government ministries and agencies to begin a thorough reform of their legacy systems and to formulate and announce an action plan for such reform by June 2003 (not publicly released as of the date of this annual report).

Global Businesses

   In the international data communications markets NTT Group will continue to move forward dynamically with the reorganization and restructuring of businesses aiming toward a recovery from the operational problems that accompanied the collapse of the dot-com bubble economy. At the same time, the diffusion of mobile multi-media such as i-mode is moving into high gear worldwide and NTT Group will continue to steadily expand its 3G services. As the importance of the Asian market continues to grow because of the increased demand for IP solutions, primarily from Japanese businesses, and because of the rapid growth of wireless in China and other Asian countries, NTT Group is striving to develop strong collaborative ties between Japan and non-Japan Asia focused on IT business targeting both the public and private sectors.

   While continuing to fully utilize the business bases it has already built up and its strong alliances with its strategic partners, NTT Group will seek to exploit synergies with its domestic businesses, effectively utilize its group resources and promote cooperation among all of its group companies in order to steadily expand its international operations. NTT Group is striving in particular to further expand its business in the Asian markets where many Japanese companies have established operations and where high growth rates are foreseen. NTT Group also seeks to actively promote, especially in Asia, the movement toward international standards for IPv6, security and encoding and mobile communications.

   NTT Communications will intensify its efforts in its IP/data communications business, placing special emphasis on the important markets of Asia, and, building upon the hosting and other services offered by Verio, will promote its global IP solutions business through alliances with its strategic partners. NTT DoCoMo is pursuing new opportunities in Europe, the United States and Asia and is moving ahead with steady international expansion in alliance with partners of its mobile multimedia services, including i-mode, and 3G services.

   NTT Group global businesses are as follows:

   (i) NTT East and NTT West

   NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  TT&T Public Company Limited ("TT&T")

   In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. Prior to the reorganization, NTT had made cumulative investments worth US$180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT held an 18% ownership interest in TT&T, but as a result of the conversion of credits to stock under TT&T's corporate reorganization plan in September 2001, NTT's ownership interest in TT&T was reduced to 11.3%.

  Mitra Global Telekomunikasi Indonesia ("MGTI")

   In October 1995, NTT agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that would install approximately 400,000 telephone lines in central Java. Subsequently, in June 1998, the number of built telephone lines was reduced to 350,000 and installation was completed in March 1999. NTT, as a member of the consortium formed together with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15.3% of the total equity of the joint venture company MGTI. The total amount of the investment was US$31.8 million. At the reorganization this investment was assigned to NTT East.

  NTT Vietnam Corporation

   In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation ("VNPT") jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. This project called for installing a telephone network system of up to 240,000 lines over a period of five years and providing management assistance to VNPT for a period of 15 years. At the reorganization, this investment was transferred from NTT to NTT East.

  (ii) NTT Communications

  Sri Lanka Telecom Ltd. ("SLT")

   In August 1997, NTT signed a contract with the Government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested US$225 million in SLT, acquiring a 35% interest. At the reorganization, this investment was transferred from NTT to NTT Communications. An NTT Communications executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

  StarHub

   In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia, Singapore Power and British Telecom, won licenses from the Telecommunications Authority of Singapore to provide public basic telecommunications services, both domestic and international, and public cellular phone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched services in April 2000.

   In July 2002 StarHub merged with Singapore Cable Vision Ltd., which provides cable television service and broadband Internet service throughout all of Singapore. The equity share of NTT Communications became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecommunications, and Singapore Press Holdings. NTT Communications also selects two directors of StarHub and has the right to participate in the planning of its management.

  HKNet Company Limited ("HKNet")

   NTT Communications acquired a 49% stake in HKNet, a major ISP in Hong Kong, in July 1999 and in October 2000 increased its ownership percentage to 79% through the purchase of additional shares. After responding to a call for a capital increase in October 2001 and making further purchases of HKNet's stock in December 2002 from CTT Telecom Holdings Limited, which had been its local partner, HKNet became a wholly-owned subsidiary of NTT Communications. As a result, NTT Communications will be able to more efficiently carry out its strategies for its IP-related services both in Hong Kong and on the Chinese mainland through HKNet. NTT Communications, jointly with HKNet, is currently providing high quality global IP services with an emphasis on broadband IP connection and data center security.

  PLDT

   In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart, a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group's initial equity investment in Smart was 15% and totaled US$123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited ("FPC") at a cost of US$149 million, the purchase of new shares at a cost of US$65 million and the conversion of convertible bonds that it held. As a result, NTT's total investment stood at US$372 million. In September 1999, NTT Communications, which had been assigned Smart's shares by NTT, reached an agreement with PLDT and FPC, PLDT's major shareholder, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. PLDT issued new PLDT common shares to Smart's shareholders representing 22.5% of PLDT's common share capital after the exchange of shares. NTT Communication's equity share in Smart was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT also subscribed for newly issued PLDT common shares for approximately US$358 million, representing 7.2% of common shares of PLDT after the exchange of shares. Also pursuant to the agreement, the 56% of the shares of Smart held by the FPC Group were exchanged for newly issued PLDT common shares.

  NTT Australia IP Pty Ltd ("NTT Australia IP")

   In December 1999, NTT Communications obtained a 49% stake in Davnet Telecommunications Pty Ltd. ("Davtel"), a subsidiary of Davnet Limited ("Davnet"), and began participating in Davtel management. In

January 2002, NTT Communications acquired the remaining 51% stake in Davtel in order to develop its Asia Pacific IP business strategy with greater effectiveness, making Davtel a wholly-owned subsidiary of NTT Communications and changing its name to NTT Australia IP Pty Limited (NTT Australia IP). NTT, through NTT Australia IP, provides various options and high-quality IP-based services to customers.

  Verio

   In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications would acquire a majority of the shares of Verio at a price of US$60 per share through a tender offer and the U.S. subsidiary of NTT Communications would thereafter be merged into Verio. The transaction was valued at approximately US$5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

 (iii) NTT DoCoMo

  AT&T Wireless Group

   In January 2001, NTT DoCoMo completed an investment of approximately $9.8 billion (approximately (Yen)1,143 billion at the date of investment) to purchase AT&T preferred stock equivalent to 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share. The alliance aims to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties will jointly develop the U.S. market through AT&T Wireless' nationwide network infrastructure and NTT DoCoMo's i-mode based mobile Internet technology and related business know-how. With AT&T Wireless, NTT DoCoMo will also jointly promote the spread of W-CDMA technology in the U.S. market.

   In July 2001, AT&T Corp. ("AT&T") completed the planned split-off of AT&T Wireless Group. In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo's investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at an applicable exchange rate with the result that NTT DoCoMo holds approximately 16% of the economic and voting interest in AT&T Wireless. On July 9, 2001, NTT DoCoMo started to account for its investment in AT&T Wireless using the equity method.

   AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. ("TeleCorp") and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. This transaction would have decreased NTT DoCoMo's interest in AT&T Wireless to approximately 15.2% if NTT DoCoMo would not have exercised its pre-emptive rights to purchase additional shares of AT&T Wireless common stock in order to maintain its current ownership percentage.

   In December 2001, NTT DoCoMo announced that it would exercise its preemptive rights to purchase additional shares in order to maintain its current approximately 16% share ownership in AT&T Wireless. NTT DoCoMo's decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. When AT&T Wireless completed its planned acquisition of TeleCorp in February 2002, NTT DoCoMo completed an additional investment of approximately $382 million (approximately (Yen)51 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T Wireless common stock in order to maintain its current approximately 16% ownership in AT&T Wireless.

   In December 2002, NTT DoCoMo amended the Investor Agreement. Under the terms of the amended Investor Agreement, AT&T Wireless plans to introduce 3G wireless data services based on W-CDMA in four markets in the United States, San Francisco, San Diego, Seattle and Dallas, or certain other specified substitute markets, by December 31, 2004.

  KPN Mobile

   In July 2000, NTT DoCoMo signed a subscription agreement to invest approximately (Euro)4 billion (approximately (Yen)407 billion at the date of investment) for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe. NTT DoCoMo also entered into a shareholders agreement and a registration rights agreement in connection with this investment. KPN Mobile provides service in the Netherlands, Belgium and Germany.

   As of December 31, 2001, KPN Mobile's parent company, Royal KPN, had loans to KPN Mobile totaling (Euro)19.7 billion which were convertible by Royal KPN into KPN Mobile shares. Per the shareholders' agreement, when Royal KPN converted its loans to KPN Mobile into shares of KPN Mobile, NTT DoCoMo had the right to maintain its voting interest in KPN Mobile through the purchase of further KPN Mobile shares at the then current market value. In November 2002, NTT DoCoMo received a notice from KPN Mobile with regard to an opportunity to subscribe for further shares through exercise of its top-up right in order to maintain its voting interest in KPN Mobile. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe in new shares. As a consequence, NTT DoCoMo's voting interest in KPN Mobile decreased from 15% to approximately 2.2%, and many of NTT DoCoMo's rights under the subscription agreement and the shareholders agreement terminated as a result.

   In November 2001, NTT DoCoMo signed a license agreement with KPN Mobile and its parent company Royal KPN under which NTT DoCoMo will transfer and license technologies to KPN Mobile for the launch of mobile Internet services in the Netherlands and Belgium. The services are similar to NTT DoCoMo's i-mode services available in Japan. Under the licensing agreement, NTT DoCoMo provides KPN Mobile with intellectual property rights, know-how and technologies necessary to offer i-mode services. The term of the agreement is from November 7, 2001 until December 31, 2011, during which time NTT DoCoMo is entitled to collect licensing fees. In February 2002, NTT DoCoMo signed an agreement with E-Plus Mobilfunk ("E-Plus"), a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer mobile Internet services in Germany. Under this licensing agreement, NTT DoCoMo provides E-Plus with patents, service know-how, and technologies needed to launch mobile Internet services. KPN Mobile The Netherlands B. V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering mobile Internet services on a commercial basis in Belgium in October 2002.

   In June 2002, NTT DoCoMo entered into a memorandum of understanding with KPN Mobile regarding a joint campaign to promote 3G services in the Netherlands based on NTT DoCoMo's existing 3G service in Japan. Under this memorandum of understanding, NTT DoCoMo has installed a FOMA base station in the Netherlands and KPN Mobile opened a FOMA demonstration room at its headquarters.

   KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to begin the progressive commercial launch of services over the UMTS network in early 2004.

  3GUK

   In July 2000, NTT DoCoMo formed a strategic alliance with KPN Mobile and agreed to invest in 3GUK as part of a business alliance with Hutchison Whampoa Limited ("Hutchison"). NTT DoCoMo acquired a 20% stake in 3GUK for (Pounds)1.2 billion, approximately (Yen)185 billion at the date of the investment, in September 2000, and entered into a shareholders agreement with Hutchison, the parent company of 3GUK and Hutchison 3G Hong Kong Holdings Limited ("3GHK"). 3GUK owns a 3G license for the United Kingdom and launched 3G services in March 2003. In April 2003, NTT DoCoMo completed its technical assistance to the company regarding building a platform for early development of IMT-2000 in the United Kingdom.

   In March 2003, NTT DoCoMo received a funding call notice from 3GUK, seeking a shareholders loan of (Pounds)200 million pursuant to a provision of the 3GUK shareholders agreement between Hutchison and NTT DoCoMo requiring NTT DoCoMo to provide up to (Pounds)200 million as a guarantee or loan advance if certain pre-conditions were fulfilled. In April 2003, NTT DoCoMo agreed to provide the loan for (Pounds)200 million and signed an agreement with Hutchison for the purpose of mutual cooperation in developing and promoting 3G services based on W-CDMA technology. In May 2003, NTT DoCoMo extended 3GUK a ten year shareholders loan of (Pounds)200 million. The proceeds of the loan will be used by 3GUK to fund construction of its network and for general corporate purposes. Under the shareholders agreement, 3GUK may make additional funding calls if certain preconditions are satisfied. NTT DoCoMo has no further obligation to provide funds, but if it does not do so upon receipt of a funding call and other shareholders provide funds in response to the call, its interest in 3GUK may be diluted.

  KGT

   In November 2000, NTT DoCoMo agreed to invest approximately NT$17.1 billion (approximately (Yen)61 billion at the date of investment) for a 20% equity stake in KGT. KGT operates in Taiwan. Through this business alliance with KGT NTT DoCoMo aims to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on its i-mode technology and business model. In June 2001, NTT DoCoMo signed a i-mode license agreement with KGT to license its intellectual property and technology know-how regarding i-mode services. KGT launched i-mode services in June 2002.

   In July 2001, NTT DoCoMo increased its equity stake in KGT by purchasing 62,180,331 new shares, thereby increasing its equity stake to 21.4%. The amount of NTT DoCoMo's additional investment was NT$1.87 billion (approximately (Yen)7 billion at the date of investment).

   In December 2001, KGT withdrew its application to participate in an auction of 3G mobile communications service licenses in Taiwan. NTT DoCoMo agreed with KGT's withdrawal based on its belief that competition in the Taiwanese mobile telecommunications market is likely to be excessive and it would be more strategically advantageous to assess the results of the auction and related market trends rather than to participate in the auction. NTT DoCoMo will continue to consider all suitable opportunities for entering Taiwan's 3G market.

  Hutchison Telephone Company Limited ("HTCL")

   In December 1999, NTT DoCoMo agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately (Yen)42 billion at the date of investment) as part of its business alliance with Hutchison with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional US$30.44 million (approximately (Yen)4 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

   In July 2001, NTT DoCoMo agreed with Hutchison to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in 3GHK, for approximately HK$303,190 (approximately (Yen)5 million at the date of investment).

   In November 2002, NEC Corporation acquired a 5% equity interest in both HTCL and 3GHK. As part of this transaction, NTT DoCoMo's interest in both Hutchison Telephone and 3GHK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and 3GHK.

   HTCL launched its mobile Internet services in May 2000. In addition, 3GHK acquired a 3G license in September 2001, and plans to launch 3G services.

Procurement

   As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today's rapidly advancing information and communications fields, NTT Group is making every effort to increase management efficiency to provide superior services to its customers. To realize this goal, NTT Group, taking into account its business needs, conducts its procurement in an open and transparent manner, provides non-discriminatory and competitive opportunities to both domestic and foreign suppliers, and conducts global and market-driven procurement of competitive products.

   NTT Group provides procurement information via its Internet homepage and always welcomes access from competitive suppliers worldwide.

Property, Plants and Equipment

   The properties of NTT Group are used to provide nationwide telecommunications services and are generally in good operating condition.

   As of March 31, 2003, the total balance sheet amount of NTT Group's fixed assets was (Yen)34,684 billion (US$289 billion). The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.5%; telecommunications service lines 35.5%, building and structures 15.9%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 5.7%; and buildings under construction 1.1%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

   NTT Group networks are continually being updated and are considered appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP related services such as FTTH services and mobile communications services such as FOMA, as well as to increase the efficiency of its previous capital investments in PDC and other areas. As outlined in the section, "Capital Investments," NTT Group is shifting its capital investment strategy away from infrastructure investment to demand driven customer service oriented investment.

Research and Development

   In fiscal 2003, in order to ensure it is able to provide advanced multi-faceted services and maintain its competitiveness into the future in the intensively competitive broadband market, NTT made significant efforts in research and development fundamental to data communications.

   NTT's research and development activities are basically targeted at the creation of a "secure," "safe," "convenient" and "comfortable" information-sharing society. NTT is developing ultra-high-speed network technologies--both fiber-optic-based systems and hybrid systems that combine fiber-optics with wireless technologies--that are capable of responding to diverse demands, including quality, economy of operation and expandable functionality. The company has successfully developed optical access network systems that can provide economical broadband services. Other achievements in NTT's research and development into next-generation backbone network technology have included "full-mesh WDM network" technology for large-capacity systems, which can handle increasing IP communications traffic by facilitating a simple network structure that permits simultaneous multi-location transmission and reception of multiple optical signals in their unaltered forms, as well as successful global-scale field tests of high-resolution video streaming. NTT also developed a communications system capable of handling via satellite the simultaneous transmission between multiple locations, irrespective of time and location, of large quantities of data, such as those generated by live event broadcasts.

   In terms of research and development into technologies that will help to open up the future of visual communications, NTT commercialized the world's first basic technology for instant, interactive visual communications that can link to cellular phones and other devices. The company also developed a system capable of adding functionalities such as electronic settlement and ticket inspection to cellular phones and IC cards, together with "Moving Firewall" technology, which can protect entire network systems by detecting the source of any hostile attack and blocking such attacks at upstream nodes.

   In terms of technologies that can support and promote content distribution, NTT conducted research and development into an echo-canceling device, which permits more comfortable hands-free communications by eliminating any extraneous sounds without adding distortion to speakers' voices. Also capable of being fitted to a variety of video equipment, such as digital home camcorders, this device economically fits onto a single chip the high-resolution video signal compression and decompression functions that previously would have required many LSI chips. NTT also pursued the development of ultra-high-speed information-gathering technologies that can search for and detect news updates on sports, current affairs and other topics that were issued as little as 15 minutes previously, as opposed to days or weeks earlier.

   NTT also continued with other research and development programs into fundamental technologies designed to promote future business development in accordance with NTT Group's long term business strategy. The company has developed fabrication technology for "high-quality diamond semiconductors," whose reliable operation in the conditions of space give them potential applications in devices installed in communications satellites.

   NTT has also developed "integrated circuits for fiber-optic communications that can support connectivity of 100 Gbps," a world record that represents speeds ten times faster than those in use currently. Experiments were also conducted to verify whether such technologies could be applied to the field of quantum computing. In addition, aiming to illuminate new possibilities in communications through enhanced understanding of human audio-visual faculties, NTT undertook research into communications science.

   Other NTT research and development programs seek to contribute to lower environmental impact through the development of technologies to tackle various social issues effectively. With the goal of helping society promote a more harmonious co-existence with nature, NTT also conducted research and development into systems designed to convey environmental information such as air or water pollution in easily comprehensible ways, and energy systems with low levels of toxic emissions.

ITEM 5--OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   In a business environment marked by rapid and dramatic changes in market structure, NTT Group is actively engaged in the reform of its business. Specific initiatives include: (1) active development of fiber-optic and other services as appropriate for the ubiquitous broadband era; (2) creation of new basic technologies utilizing research and development and the steady introduction of the fruits of research and development efforts to business operations; (3) promoting the international development of mobile multi-media communications business and IP network businesses; (4) continuous advance of overall NTT Group structural reform through comprehensive management rationalization and expansion into new business domains; and (5) full utilization of the advantages of the holding company system to achieve the above objectives.

   During fiscal 2003, while there were signs of a mild recovery in certain areas such as corporate earnings and capital investment, Japan's economic conditions remained severe overall as the unemployment rate continued at a high level and personal consumption was still weak.

   Major changes are occurring in the telecommunications market environment, beginning with the rapid advance of broadband communications. The wider adoption of ADSL services has been the main driver of broadband market growth, amid the expansion of IP telephony and other services and the intensification of price competition. In addition, the competition over fiber optics access services, which are the mainstay of broadband services and are steadily spreading, is intensifying with the market entry of electric power companies and other new providers. The mobile communications market has seen a slowdown in new subscriptions, while the competition is mounting for new mobile multi-media services, such as video clip transmission. The market for conventional fixed communications services continues to shrink as demand shifts to mobile communications, fixed rate services spread and the sudden growth in IP telephony continues. In overseas telecommunications markets, the business environment remains extremely harsh due to the prolonged IT recession.

   Amid these conditions, during fiscal 2003, NTT Group pursued the objectives of the NTT Group Three-Year Business Plan (fiscal years 2002-2004). NTT Group companies actively implemented measures to expand service areas and reduce fees for ADSL and fiber-optic access services, to provide a wider range of services such as IP telephony functions, to develop broadband markets, and to otherwise challenge the competition. Additionally, NTT established an internal Broadband Promotion Office. With an outlook toward the full-scale arrival of the ubiquitous broadband era, NTT drafted a "Vision for a New Optical Generation" aimed at realizing a new fiber optics resonant communications environment and creating new demand.

Factors Affecting the Company's Financial Condition and Operating Results

  Structural Reform

   In November 2001 NTT and its consolidated subsidiaries, including NTT East and NTT West, reached an agreement with their labor unions regarding the implementation of structural reforms of their respective businesses. This agreement provided for a reduction in personnel expenses based on a program of significant outsourcing and a more diversified range of employment arrangements as well as other types of expense reductions. Under this plan NTT East and NTT West transferred to outsourcing companies newly established in every region (each comprising a prefecture or block of prefectures) in which they operate such operations as order taking, small office home office ("SOHO") sales, equipment maintenance and repairs. At the same time an arrangement was implemented whereby employees, 51 years old and over, moving to the new outsourcing companies initially retired from NTT East and NTT West and then were re-employed by the outsourcing companies. In May 2002 these structural reforms were carried out and of those employees transferred from NTT East and NTT West, approximately 60,000 retired from those companies to then be rehired by the outsourcing companies at wage levels consistent with those of the specific localities and businesses. In this connection, a curtailment loss of
(Yen)322,736 million was recognized in the year ended March 31, 2002 in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The operating expense savings realized by NTT East and NTT West in fiscal 2003 resulting from these structural reforms and others were approximately (Yen)265 billion and approximately (Yen)400 billion, respectively.

   NTT, NTT East and NTT West implemented a voluntary retirement program as part of a rationalization of their managements under which approximately 6,500 employees in fiscal 2001, approximately 10,050 employees in fiscal 2002 and approximately 4,400 employees in fiscal 2003 participated by opting for retirement.

   As a result of the recognition of losses carried forward primarily associated with this structural reform, as of the end of fiscal 2003, the balance of deferred tax assets reached (Yen)2,182 billion. In connection with the benefit of these deferred tax assets, NTT intends to ensure realization and is studying the possible utilization of the unrealized gains in such assets as real estate held by each of its subsidiaries while adhering to the fundamental principle of doing so primarily based on the operating earnings achieved through the future business recoveries of each company.

  Interconnection Rates

   Under the Telecom Business Law, NTT East and NTT West, as Type I Carriers, having Type I "designated telecommunications facilities," establish their interconnection rates and conditions for interconnection in their articles of agreement, a fixed form of contract, entered into with other carriers; provided that such rates are deemed to be fair and proper in light of costs computed according to a method stipulated by the MPHPT and approved by the Minister of PHPT as a method for computing proper costs under efficient management.

   In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce a LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecom Business Law was passed, implementing these changes. As a result of amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of GC interconnection charges by 22.5% and ZC interconnection charges by 60.1%.

   Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review and in April 2003 a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004 the calculation methodology for applicable interconnection charges was introduced whereby the GC interconnection charge was set at (Yen)4.37 (a decrease of 3.1% in respect to fiscal 2003 rates) and the ZC interconnection charge was set at (Yen)5.36 (an increase of 11.9% in respect to fiscal 2003 rates) (in each case for three minutes). In April 2003 NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the MPHPT.

   However, due to the rapid shift of demand from fixed line telephones to mobile communications and IP communications, the volume of traffic through the switchboards of the regional companies is declining. Accordingly, it cannot be predicted whether or not revenues from interconnection charges in fiscal 2004 will increase over that of fiscal 2003.

  Overseas Investments

   NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio, 3GUK, AT&T Wireless and KGT.

   Effective April 1, 2001, NTT Group adopted SFAS 142 and ceased amortization of goodwill associated with its investments. During fiscal 2002, NTT completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio, including goodwill, was below its carrying amount. Accordingly, NTT recorded a net-of-tax transitional impairment loss for goodwill of (Yen)149,180 million in the cumulative effect of accounting changes in the consolidated statement of income. NTT continues to review its investments and goodwill for impairment.

   Recently, telecommunications companies and wireless operators, including companies NTT Group has invested in, have experienced a variety of negative developments relating to the downturn in the IT sector.

   Verio reported to NTT that its revenues would be lower than expected in 2001. Based on that trend, Verio revised its business plan, including a change of sales strategy and a reduction of operating costs. As a result, NTT recorded write-downs of goodwill of (Yen)203,367 million in the operating expenses of the consolidated statement of income for fiscal 2002 under SFAS 142 and an additional (Yen)28,437 million impairment loss of intangible assets under SFAS
121. In fiscal 2003, Verio reported to NTT that it would downwardly revise its business plan, due to the deterioration of its business environment related to the continuing economic downturn in the U.S. and the weak market conditions. As a result NTT recorded write-downs of goodwill of (Yen)30,083 million under SFAS 142 and intangible assets of (Yen)6,858 million under SFAS 144 in the operating expenses of the consolidated statement of income for fiscal 2003. As of March 31, 2003, Verio had goodwill of
(Yen)69,428 million. NTT continues to monitor Verio's performance monthly. If the current difficult business environment continues and Verio's revenues continue to be below expectations, there is a risk that it may not be able to achieve its business plan for fiscal 2004 of positive EBITDA.

   NTT expects that the performance of its investments in affiliates will continue to be affected by many factors. NTT includes its pro rata portion of the net income or net losses of these companies as investments that are accounted for by the equity method. In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. Since NTT recorded large impairment charges in fiscal 2002 and fiscal 2003, the total carrying value of NTT's investments in its affiliated companies in the consolidated balance sheets as of March 31, 2002 and 2003 was lower than its aggregate underlying equities in net assets of such affiliated companies by (Yen)197 million and (Yen)339,564 million, respectively.

   In addition to write-downs to operating expenses associated with NTT's investment in Verio discussed above, because of the economic and financial environment surrounding the telecommunications industry and resultant declines in equity values of telecommunications companies on a global basis, NTT and NTT DoCoMo reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analyses in performing their reviews and estimating investment values. As a result, NTT Group determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating (Yen)653,751 million and net of deferred taxes of
(Yen)474,305 million for fiscal 2002. These gross impairment charges were
(Yen)664,493 million for AT&T Wireless, (Yen)320,481 million for KPN Mobile,
(Yen)36,461 million for KGT, (Yen)56,444 million for 3GUK and (Yen)50,177 million for other companies. These impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income. For fiscal 2003 NTT Group also recorded additional impairment charges of (Yen)319,564 million net of deferred taxes of (Yen)225,535 million. These gross impairment charges were (Yen)284,078 million for AT&T Wireless,
(Yen)123,245 million for 3GUK, (Yen)117,898 million for KPN Mobile, (Yen)9,619 million for KGT and (Yen)10,259 million for DoCoMo AOL. These additional impairment charges are included in equity in earnings (loss) of affiliated companies in the consolidated statements of income.

   In addition to recording the portion of the income and losses of NTT's overseas affiliates, NTT also regularly tests the value of its overseas investments. Since NTT recorded large impairment charges in fiscal 2002 and fiscal 2003, the impact on NTT's financials of future write-downs related to the impaired value of these investments may be limited. Nevertheless, to the extent there is impairment, NTT may in future periods have write-downs related to the impaired value of these investments.

  Exchange of NTT DoCoMo Shares

   In May 2002 NTT DoCoMo signed a memorandum with its eight regional subsidiaries (NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, NTT DoCoMo Tokai, NTT DoCoMo Hokuriku, NTT DoCoMo Kansai, NTT DoCoMo Chugoku, NTT DoCoMo Shikoku and NTT DoCoMo Kyushu) whereby these regional companies would become fully owned subsidiaries of NTT DoCoMo through an exchange of shares. In November 2002 this exchange of shares was carried out in accordance with an exchange ratio of NTT DoCoMo common stock and that of the regional subsidiaries determined on the basis of an independent third-party valuation. The cash required for the acquisition of their own shares for the purpose of the exchange of shares with the minority shareholders of the regional subsidiaries was (Yen)235 billion.

   The share exchanges were accounted for using the purchase method in accordance with SFAS 141. The differences between the acquisition costs and the increase in the net assets of the eight subsidiaries were first assigned to recognized assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges. The remainder was recorded as goodwill, amounting to (Yen)127,884 million on the consolidated balance sheet as of March 31, 2003.

   In the exchange of shares NTT DoCoMo acquired approximately 870,000 of its own shares. At the same time NTT, in accordance with the proportion of its equity ownership, sold NTT DoCoMo shares to NTT DoCoMo. As a result, while these regional subsidiaries became 100% wholly owned subsidiaries of NTT DoCoMo, NTT's equity ownership in NTT DoCoMo decreased by 1.1% and (Yen)139 billion was recorded on a consolidated basis as gains of sales of subsidiary stock.

  Buy-back of Company Shares

   Based on the revision of the Japanese Commercial Code, the buy-back of a company's own shares must be submitted to a vote at the annual general meeting of shareholders. An upper limit to the number of shares to be acquired and the acquisition price are then set. After obtaining the approval of the shareholders, in the intervening period between the approval of the resolution and the next regular meeting of the shareholders a company can buy back its own shares at various times pursuant to the decision made by the board of directors. At the general meeting of shareholders on June 27, 2002, a resolution that NTT buy back up to a total of 200,000 of its own issued Shares at a total acquisition cost not to exceed (Yen)100 billion in the period ending at the fiscal 2003 annual general meeting of the shareholders was proposed and approved. In keeping with that resolution NTT acquired 200,000 of its Shares for a total price of (Yen)86,200 million on October 8, 2002. Based on a decision of the Board of Directors at a meeting held on March 25, 2003, 202,145 of NTT's treasury Shares (purchased at a total cost of (Yen)87,182 million) were cancelled.

   At the annual general meeting of the shareholders of NTT held on June 27, 2003 approval was again received to buy back an additional 200,000 of NTT's own Shares at a total cost not to exceed (Yen)100 billion in the period from the conclusion of that meeting until the conclusion of the next annual general meeting of the shareholders.

Application of New Accounting Standards and Recent Pronouncements

  Accounting for commissions paid to agents

   Effective April 1, 2002, NTT Group adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The adoption results in the reclassification of certain amounts previously included in "Cost of services and equipment sold, and selling, general and administrative expenses" as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenues and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and corresponding expenses by (Yen)558,923 million ($4,658 million) and
(Yen)571,223 million ($4,760 million), respectively, for the year ended March 31, 2003. As required, the amounts of (Yen)491,310 million and (Yen)507,884 million, included in "Cost of services and equipment sold, and selling, general and administrative expenses" for the years ended March 31, 2001 and 2002, respectively, have also been reclassified as a reduction of net sales of telecommunication equipment. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in the consolidated statements of income of (Yen)22,880 million ($191 million) (net of taxes of (Yen)25,852 million ($215 million) and minority interest of
(Yen)12,836 million ($107 million)), related to the timing of recognizing the commissions to be paid. The pro forma effects of the retroactive application change have not been provided because the necessary information was not previously maintained.

  Recent Pronouncements

   In June 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 was effective for NTT Group beginning April 1, 2003. SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is currently reviewing applicable laws and regulatory decisions to determine whether NTT Group has a legal obligation to remove its long-lived assets and is in the process of determining the impact, if any, that the adoption of SFAS 143 will have on its results of operations and financial position.

   In April 2002, FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates and clarifies existing accounting pronouncements. Specifically, it rescinds Statement of Financial Accounting Standards No. 4 ("SFAS 4") and Statement of Financial Accounting Standards No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB 30 will now be used to classify those gains and losses. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 with the earlier adoption of provisions related to the rescission of SFAS 4. NTT is in the process of determining the impact, if any, that the adoption of SFAS 145 will have on its results of operations and financial position.

   In November 2002, EITF reached a consensus on Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in interim or annual periods beginning after June 15, 2003, which, for NTT, is effective for the half year beginning October 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. NTT is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on its results of operations and financial position.

   In February 2003, EITF reached a consensus on Issue No. 03-02 ("EITF 03-02"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee." This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF agreed that the resultant gain from the government subsidy, which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement. In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Group applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion. It is undetermined when the permission and the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

   In April 2003, FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. Except for certain provisions, SFAS 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. NTT is in the process of determining the impact, if any, that the adoption of SFAS 149 will have on its results of operations and financial position.

   In May 2003, FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity." SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, which, for NTT Group, is effective for the half year beginning October 1, 2003. NTT is in the process of determining the impact, if any, that the adoption of SFAS 150 will have on its results of operations and financial position.

Critical Accounting Policies

   NTT's Consolidated Financial Statements are prepared in accordance with accounting principles that are generally accepted in the United States. Note 2 to its Consolidated Financial Statements includes a summary of significant accounting policies used in the preparation of these financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to revenue recognition, estimated useful lives and impairments of property, plants and equipment, software and certain other intangibles with finite useful lives, goodwill and indefinite life intangible assets, investments, use of equity method of accounting, employees' severance payments and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. NTT believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

  Revenue recognition

   Revenues arising from voice transmission services, data communications facility services, leased circuit services, and other transmission services are recognized at the time these services are provided to customers. Within revenues from mobile communications services, non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the expected term of the contracts with customers for each service, which ranges from approximately two years to seven years depending on the service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated length of the customer relationship period over which such fees and costs are amortized. Factors that affect its estimate of the customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product and the risk and rewards of ownership have been substantively transferred. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and is reasonably estimable. NTT recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

  Estimated useful lives and impairments of property, plants and equipment, software and certain other intangibles

   NTT and its subsidiaries estimate the useful lives of property, plants and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT's total depreciation and amortization expenses in fiscal 2001, 2002 and 2003 were (Yen)2,468 billion, (Yen)2,435 billion and (Yen)2,377 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

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

  Investments

   NTT Group evaluates whether declines in value are temporary or other than temporary. Temporary declines are reflected in other comprehensive income, and other than temporary declines are recorded as a realized loss with a new cost basis in the investment being established. When determining an other than temporary decline, NTT Group considers, among other items, the length of time the trading price has been below its carrying value, the financial condition of the investee company, including the industry in which it operates, and its ability or intent to retain the investment. If the financial condition of the investee company or the industry in which it operates were to be materially different than its expectations, NTT Group would record an expense to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilized a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital expenditures, market growth and share, ARPU and terminal values. While NTT and its subsidiaries believe the remaining carrying values of their affiliate investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

  Use of equity method of accounting

   In addition to its domestic operating subsidiaries, NTT and NTT DoCoMo have made strategic investments in other affiliate companies, primarily foreign entities, to position themselves for the continued development of the mobile communications industry on a regional geographic and global basis. Such investments were intended to give NTT and NTT DoCoMo the ability to influence the business activities, such as choices of technologies, of these affiliates. In a majority of cases, NTT and NTT DoCoMo's investments are of a size (i.e., 20%-50% voting interest) that, in their opinions, provides them the ability to significantly influence the operating or financial policies of the investees. In the case of AT&T Wireless, NTT and NTT DoCoMo's investment represents only 16% of the voting interests. NTT and NTT DoCoMo have evaluated the scope and terms of this investment and have concluded that additional factors, including, among others, board representation, technology agreements, and other factors such as financing arrangements, provide them with the appropriate ability to exercise significant influence over the operating and financial policies of this investee also. NTT and NTT DoCoMo reflect their influence with these investee affiliates by accounting for their interests in them using the equity method of accounting, which prescribes that NTT and NTT DoCoMo currently record their share of earnings and losses of such investees. NTT and NTT DoCoMo periodically review each of their affiliate investee relationships to determine if they continue to have the influence necessary to account for them using the equity method. Based on such assessment, a future event or change in the facts or circumstances of a particular investee may lead NTT and NTT DoCoMo to determine that they no longer have the ability to continue to exercise significant influence over an investee and would require them to cease recording their share of the earnings or losses of such investee affiliates in their income statement and to change their accounting treatment to either a cost or mark-to-market basis, depending on the circumstances.

  Employees' severance payments

   The amounts recognized in the Consolidated Financial Statements related to employees' severance payments are determined on an actuarial basis, which utilizes many assumptions in the calculation of such amounts. The assumptions used in determining net periodic cost for severance payments include the expected long-term rate of return on plan assets, the discount rate, the rate of increase in compensation levels and average remaining years of service. NTT Group uses long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop its expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. NTT Group assumes the rate of increase in compensation levels and average remaining years of service based on its historical data. Any changes in these assumptions will impact NTT Group's net periodic pension cost. At March 31, 2002, reflecting the generally expected moderation of long-term rates of return in the financial markets, NTT Group lowered its expected long-term rate of return assumption from 3.0% to 2.5% and the cost for employees' severance indemnities for the year ended March 31, 2003 increased by approximately
(Yen)10 billion. At March 31, 2003, reflecting the moderation of rates of interest on high-quality fixed-income debt instruments, NTT Group lowered the discount rate from 2.5% to 2.0% and its projected benefit obligations on March 31, 2003 increased by approximately (Yen)340 billion.

  Income taxes

   NTT Group records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates changed, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates of the deferred tax assets and liabilities would increase or decrease income tax expense by approximately (Yen)48 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination was made. At March 31, 2003, NTT had gross deferred tax assets of (Yen)2,790 billion, which included a valuation allowance of (Yen)64 billion.

Results of Operations

  Fiscal 2003 compared with fiscal 2002

   Operating revenues in fiscal 2003 decreased by 0.9% from the previous year to (Yen)10,923 billion. This was due to the slow pace of revenue growth in sales of mobile communications services, intensified competition for fixed communications services faced by NTT East, NTT West and NTT Communications, the contraction of this market and lower access charges. Meanwhile, operating expenses in fiscal 2003 decreased 12.8% from the previous year to (Yen)9,560 billion yen. This resulted from the effects of cost cutting achieved by implementing structural reforms primarily at NTT East and NTT West and the absence of the large losses of (Yen)232 billion related to overseas investments and of the temporary expenses of (Yen)639 billion from structural reforms that were posted in fiscal 2002. Accordingly, operating income for fiscal 2003 rose to (Yen)1,364 billion yen, a major increase of (Yen)1,302 billion yen over the previous fiscal year.

   Non-operating income increased by the wide margin of (Yen)193 billion over the previous year to (Yen)41 billion. This was due to (i) NTT's sale of a total of 551,000 shares of NTT DoCoMo stock to NTT DoCoMo with a total value of
(Yen)148.2 billion in order to assist NTT DoCoMo's acquisition of 870,000 shares of its own stock for the purpose of making its eight regional companies wholly owned subsidiaries through an exchange of shares, resulting in a profit of (Yen)139 billion accounted for as stock sale proceeds and (ii) a decrease of the amount of "Interest and amortization of bond discounts and issue cost" by
(Yen)12 billion as a result of a significant decrease of the average interest on interest-bearing debt. As a result, pre-tax income increased significantly by (Yen)1,495 billion over the previous year to (Yen)1,405 billion.

   Net income for fiscal 2003 was (Yen)233 billion. This was due to the
(Yen)330 billion equity loss on investments arising from the effects of the write-down of NTT DoCoMo's overseas investments and to the loss of (Yen)47 billion arising from the introduction of the pro forma standard taxation system for enterprise tax. See Note 13 to the Consolidated Financial Statements for a discussion of the enterprise tax. In addition, EITF 01-09 requires that reduction of revenue and corresponding expenses be recognized at the time of equipment sales to the agent resellers, instead of the date of sale to the end user customer. Consequently, the cumulative effect of this accounting change was recognized and net income decreased by (Yen)22,880 million, net of taxes and minority interest. Although there was a large increase in net income of
(Yen)1,068 billion over the previous year because the impairment charges for overseas investments in fiscal 2003 were significantly less than those in fiscal 2002, this mainly resulted from expenses related to structural reforms of NTT East and NTT West and significant expenses related to the write-down of foreign investments in fiscal 2002.

   NTT Group's operating revenues are divided into the six service areas of voice transmission (fixed communications and mobile communications), data transmission, leased circuit, telecommunications equipment sales, systems integration and other services.

   In addition, NTT Group's segment information is divided into the following five segments: regional communications services, long distance communications and international services, wireless services, data communications services, and other services. See Note 16 of the Consolidated Financial Statements and the following "SFAS No. 131: Segment Information."

  Voice Transmission Services

   Operating revenues for voice transmission services in fiscal 2003 decreased 4.1% from the previous year to (Yen)6,712 billion, which represents 61.5% of overall operating revenues. NTT Group's voice transmission services include certain items in the regional communications services segment such as telephone subscriber services and ISDN services, a portion of the long distance communications and international services segment, and a portion of the wireless services segment, such as cellular, PHS and FOMA (partially included in data transmission services).

  Fixed Communications Services

   Operating revenues for fixed communications services in fiscal 2003 decreased by 8.5% from the previous year to (Yen)3,330 billion.

   Regional Communications Services Segment

   In fiscal 2003, the number of fixed line telephone subscribers decreased by 24,000 to 50.7 million and ISDN subscribers decreased by 1.02 million to 10.1 million (with each INS-Net 1500 subscription counted as 10 subscribers). The number of fixed line telephone subscriptions continued to decrease, but the shift from ISDN to telephone subscriber lines increased due to the spread of high-speed Internet connections such as ADSL. Therefore, the decrease in fixed line telephone subscribers slowed compared to fiscal 2002. The number of ISDN subscribers decreased for the first time ever as there was an increasing shift to fixed line telephone subscriptions due to the spread of competing services such as FTTH and ADSL services.

   The number of fixed line telephone and ISDN subscriptions for NTT East and NTT West are as follows:

                                               As of March 31
                                            --------------------
                                             2001   2002   2003
                                            ------ ------ ------
                                               (in thousands)
                (NTT East)
                   Telephone subscriptions. 25,735 25,084 25,139
                   ISDN subscriptions/(1)/.  5,731  5,851  5,260
                       INS-Net 64..........  5,000  5,303  4,892
                       INS-Net 1500........     73     55     37

                (NTT West)
                   Telephone subscriptions. 26,354 25,654 25,575
                   ISDN subscriptions/(1)/.  5,096  5,299  4,868
                       INS-Net 64..........  4,562  4,922  4,647
                       INS-Net 1500........     53     38     22

--------
(1) Each INS-Net 1500 subscription is counted as 10 subscribers.

   MYLINE registration market shares are as follows:

                                                   As of March 31
                                                   --------------
                                                   2002    2003
                                                    -----  -----
                 Intra-city:
                    NTT East...................... 70.9%   71.0%
                    NTT West...................... 75.8%   75.2%
                 Intra-prefectural and inter-city:
                    NTT East...................... 64.2%   63.7%
                    NTT West...................... 68.7%   66.6%

   Access charges for functions subject to calculation under the LRIC Methodology, which dominate usage of the public networks, declined from a level of (Yen)4.60 per three minutes for GC interconnections and (Yen)5.88 per three minutes for ZC interconnections in fiscal 2002 to a level of (Yen)4.50 per three minutes for GC interconnections and (Yen)4.78 per three minutes for ZC interconnections in fiscal 2003. Income from the access charges in fiscal 2003 was (Yen)211 billion for NTT East and (Yen)177 billion for NTT West. Based on fiscal 2003 traffic, the reduction in revenues from this reduction in access charges totaled approximately (Yen)35 billion for each of NTT East and NTT West.

   Long Distance Communications and International Services Segment

   The voice transmission services market for the long distance communications and international services segment in fiscal 2003 suffered a decrease in telephone subscriber lines, a loss of traffic to cellular phones and others and a decrease in demand due to the sluggish Japanese economy. Additional causes for the decrease were the shrinkage of the inter-prefectural communications market and penetration of discount services in conjunction with the intensification of competition.

   Amid these developments, NTT Communications made an effort at strengthening competitiveness by providing new services that package together services at a lower rate, for telephone, OCN ADSL and cellular services, such as fixed rate services for corporate users and discount services for individual users. Despite this effort both traffic and market share declined.

   The following table shows the results for inter-prefectural traffic:

                                                                Year ended March 31
                                                                -------------------
                                                                2001   2002   2003
                                                                ----   ----   ----
  Inter-prefectural inter-city calls (billions)................ 10.2    9.5    8.8
  Inter-prefectural inter-city calling time (billions of hours) 0.45   0.41   0.38

   The following table shows MYLINE registration market shares:

                                           As of March 31
                                           --------------
                                           2002    2003
                                            -----  -----
                         Inter-prefectural 57.3%   57.1%
                         International.... 53.4%   53.4%

  Mobile Communications Services

   Operating revenues from mobile communications services in fiscal 2003 were
(Yen)3,382 billion, an increase of 0.8% over the previous year.

   Wireless Services Segment

   The number of mobile communications subscribers, including the number of FOMA subscribers, for NTT DoCoMo Group increased 7.5% to 43.9 million as of March 31, 2003, from 40.8 million as of March 31, 2002:

   The following table shows the number of mobile communications subscribers:

                                           As of March 31
                                        --------------------
                                         2001   2002   2003
                                        ------ ------ ------
                                           (in thousands)
                   Cellular services... 36,026 40,694 43,531
                   FOMA services.......     --     89    330
                   i-mode services/(1)/ 21,695 32,156 37,758
                   PHS services........  1,812  1,922  1,688
                   Quickcast services..  1,098    827    604

--------
(1) The number of i-mode subscribers includes subscribers to both cellular (37,456 thousand) and FOMA (303 thousand) services as of March 31, 2003.

   The increase in cellular, i-mode and FOMA subscribers has offset the decrease in the aggregate ARPU and the decrease in Quickcast income. Voice ARPU has declined over the past several years, with the main causes being the decrease in cellular phone rates, the increase in subscribers using discount plans, the spread of low use subscribers and subscribers who use i-mode e-mail instead of voice calls, and the decrease in subscriber use due to sluggish spending by Japanese consumers. The overall ARPU of DoCoMo Group in fiscal 2003 was (Yen)8,120, a decrease of 4.2% from the figure of (Yen)8,480 in fiscal 2002. One reason the overall ARPU did not decline more was that an increase of the weighted i-mode ARPU partly offset the decrease of voice ARPU.

   The following table sets forth information regarding NTT DoCoMo Group's monthly usage per subscriber and aggregate ARPU:

                                                      Year ended March 31
                                                      -----------------
                                                      2001    2002  2003
                                                      -----   ----- -----
         Total average monthly minutes per subscriber   189     178   168
         Aggregate ARPU/(1)/......................... 8,650   8,480 8,120
            Voice ARPU/(2)/.......................... 7,770   6,940 6,370
            i-mode ARPU/(3)/.........................   880   1,540 1,750

--------
(1) The aggregate ARPU is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet (a "packet" is data that is divided into a small block) transmission revenues.
(2) Voice ARPU is calculated by (a) dividing total annual fixed monthly plan rates, usage rates and rates for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. This calculation does not include revenues derived from packet communications services, including i-mode.
(3) i-mode ARPU is calculated by (a) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. The revenues do not include non-i-mode related data packet transmission revenues.

   Some revenues from FOMA and revenues from i-mode are included under data transmission services.

  Data Transmission Services

   Operating revenues for data transmission services in fiscal 2003 rose to
(Yen)1,263 billion, an increase of 21.6% over the previous year, or 11.6% of total operating revenues. NTT Group's data transmission services comprise a portion of the regional communications services segment, such as "FLET'S ISDN," "FLET'S ADSL" and "B FLET'S," a portion of the long distance communications and international services segment such as frame relay, OCN and IP-VPN, and a portion of the wireless services segment such as i-mode, FOMA (partly included in the voice transmission income) and Quickcast.

   Regional Communications Services Segment

   The data transmission services of the regional communications services segment in fiscal 2003 expanded with ADSL services playing the leading role in broadband's rapid advance.

   NTT Group strengthened its competitiveness by aiming at still higher speeds with the introduction of a 12 Mbps option for its "FLET'S ADSL" services and by reducing rates. In addition, services were commenced utilizing regional IP networks that enable a variety of voice and video communications for customers using FLET'S services, as were services using wireless LAN technology that enable connection to the Internet from outside the home just as if one were at home. To respond to the ever more diverse wishes of customers accompanying the rapid growth of broadband, regional IP networks were broadened (inter-prefectural connection within the regions where NTT East and NTT West offer services), and efforts were made to improve the convenience of the various FLET'S services.

   The number of subscribers to fixed rate IP services was as follows:

                                       As of March 31
                                       ---------------
                                       2001 2002 2003
                                       ---- ---- -----
                                       (in thousands)
                          FLET'S ISDN:
                             NTT East. 360  653    651
                             NTT West. 360  651    621
                          FLET'S ADSL:
                             NTT East.  17  513  1,430
                             NTT West.  10  454  1,127
                          B FLET'S:
                             NTT East.  --   12    111
                             NTT West.  --    6     88

   The total market share of "FLET'S ADSL" for both NTT East and NTT West was 36.4% as of the end of March 2003, a decline of 4.3% from the previous year. NTT Group hopes to improve share by introducing a higher speed menu and limited term discounts, and by relying on its strengths, such as its wide service area and free selection of an ISP.

   Revenues for "FLET'S ADSL" and "B FLET'S" have been included in part in the leased circuit services income.

   Long Distance Communications and International Services Segment

   For data transmission services in the long distance communications and international services segment in fiscal 2003, the number of subscribers to frame relay continued to decrease; however, the shift to IP services such as low-cost IP-VPN progressed.

   With respect to OCN, NTT Communications strengthened price competitiveness, provided services that meet the diversifying needs of users using broadband services, and strove to secure stable earnings and share.

   With the move to broadband and outsourcing as backdrop, there was further shifting away from frame relay to a low-cost, new kind of Wide Area Network ("WAN") market, including such services as IP-VPN, wide-range Ethernet and Internet VPN. An increasing number of subscribers cancelled frame relay services and the market shrank.

   The following table shows the number of subscribers to data transmission services in the long distance communications and international services segment:

                                                 As of March 31
                                                -----------------
                                                2001  2002  2003
                                                ----- ----- -----
                                                 (in thousands)
               Packet exchange services........   790   820   836
               Frame relay/cell relay services.    95    94    78
               Facsimile communications network 1,351 1,345 1,384
               OCN............................. 2,302 3,039 3,504
               IP-VPN..........................     8    39    64

   Wireless Services Segment

   Data transmission services in the wireless services segment are described in the section on "Voice Transmission Services--Wireless Services Segment."

  Leased Circuit Services

   Operating revenues for fiscal 2003 from leased circuit services fell 7.5% from the previous year to (Yen)485 billion, or 4.4% of total operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM circuits and other services These services are offered partly by NTT Group's regional communications services segment and in part by the long distance communications and international services segment.

   Regional Communications Services Segment

   For fiscal 2003, there was strong user demand for high-quality, highly-reliable leased circuit services in the regional communications services segment. However, overall, the shift in demand towards low-priced data transmission services has continued. While demand had already been softening for conventional leased circuit services, high-speed digital transmission services and ATM leased circuit services, which up to fiscal 2002 had enjoyed net growth, also suffered net losses.

   With regard to conventional leased circuits, the trend toward net losses continued due to demand shift to other services from the increasing availability of high-speed, digital user networks, resulting in a net loss of 73,000 circuits in fiscal 2003.

   With regard to high-speed digital transmission services and ATM Mega Link services, these continued to have net gains through fiscal 2002. In fiscal 2003, however, these suffered net losses, through the demand shift to data transmission services that had higher speeds and were lower priced, such as "Mega Data Netz" and "Metro Ether," offered by NTT East, and "Urban Ether," offered by NTT West, as well as to lower priced access methods, such as xDSL. As a result, in fiscal 2003, high-speed digital transmission services suffered a net loss of 33,000 circuits, and ATM Mega Link services suffered a net loss of 1,563 circuits.

   The following table shows the number of leased circuit subscribers in the regional communications services segment:

                                               As of March 31
                                               --------------
                                               2001 2002 2003
                                               ---- ---- ----
                                               (in thousands)
                  Conventional circuits:
                     NTT East................. 386  342  301
                     NTT West................. 344  306  275
                  High-speed digital circuits:
                     NTT East................. 287  310  291
                     NTT West................. 238  261  247
                  ATM circuits:
                     NTT East.................   8   11   10
                     NTT West.................   5    8    7

   Long Distance Communications and International Services Segment

   In fiscal 2003, in leased circuit services in the long distance communications and international services segment, a transition was seen away from conventional leased circuit services and high-speed digital transmission services to low-priced leased circuit services that offered transfer speeds in the hundreds of megabits or in the gigabit class. In addition, as the transition to a lower-priced new type WAN market unfolded, with such services as IP-VPN, wide area Ethernet and Internet VPN, there was an overall increase in cancellation of leased circuit services.

   The following table shows the number of subscribers for leased circuit services in the long distance communications and international services segment:

                                               As of March 31
                                               --------------
                                               2001 2002 2003
                                               ---- ---- ----
                                               (in thousands)
                   Conventional circuits......  27   21   17
                   High-speed digital circuits  47   48   42
                   ATM circuits...............   3    5    4

  Telecommunications Equipment Sales

   Operating revenues from telecommunications equipment sales in fiscal 2003 fell 12.7% from the previous year to (Yen)616 billion, or 5.6% of overall operating revenues. Telecommunications equipment sales include sales by the regional communications services segment, the long distance communications and international services segment, and the wireless services segment.

   Regional Communications Services Segment

   For fiscal 2003, telecommunications equipment sales in the regional communications services segment faced difficult market conditions, due to the effects of the sluggish economy and the lowering of prices in the face of increasing competition in the telecommunications sales equipment market.

   Long Distance Communications and International Services Segment

   For fiscal 2003, telecommunications equipment sales in the long distance communications and international services segment faced harsh market conditions, just as in the regional communications services segment.

   Wireless Services Segment

   For fiscal 2003, sales of cellular handsets decreased 9.4% from the previous year.

  Systems Integration

   Operating revenues from systems integration in fiscal 2003 fell 8.9% compared with the previous year to (Yen)845 billion, or 7.7% of overall operating revenues. Systems integration includes sales by the regional communications services segment, the long distance communications and international services segment, and the data communications services segment.

   Data Communications Services Segment

   In fiscal 2003, although systems integration income in the regional communications services segment and the long distance communications and international services segment fell due to the weak economy, in the data communications services segment, revenues increased as a result of the provision of systems to corporate clients in fields such as telecommunications, the aggressive pursuit of business in the electronic national and local government fields, and the building and providing of a new financial infrastructure.

  Miscellaneous Services

   Miscellaneous services revenues principally comprise operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

  Fiscal 2002 compared with fiscal 2001

   Operating revenues in fiscal 2002 were (Yen)11,028 billion, an increase of 1.8% over the previous year. This reflects an increase in the number of cellular subscribers due to the increased use of mobile multimedia services, such as i-mode, which offset the effects of the weak economy on the fixed communications business and the lowering of rates due to increasing competition. Operating expenses for fiscal 2002 were (Yen)10,966 billion, an increase of 9.6% over the previous year. While telecommunications equipment sales costs and retail store fees decreased in connection with a decrease in telecommunications equipment sales, reorganization related costs for NTT East and NTT West, restructuring related costs for Verio, and impairment of goodwill and other intangible assets at Verio led to this increase. As a result, operating income for fiscal 2002 was (Yen)62 billion, a decrease of (Yen)773 billion from the previous year.

   Non-operating income for fiscal 2002 was a loss of (Yen)152 billion, a decrease of (Yen)622 billion from the previous year. This was due primarily to the (Yen)517 billion recorded in fiscal 2001 from the proceeds of the public offering of NTT DoCoMo shares.

   In fiscal 2002 it was determined that several affiliated companies, including KPN Mobile and AT&T Wireless, had suffered a drop in stock prices that was other than temporary, and an equity investment loss was recorded of
(Yen)669 billion, including an impairment loss of (Yen)654 billion. In addition, NTT completed the transitional impairment test for existing goodwill as required by SFAS 142 and determined that the fair value of Verio, including goodwill, was below its carrying amount. Accordingly, NTT recorded a net-of-tax transitional impairment loss for goodwill of (Yen)150 billion in the cumulative effect of accounting changes in the consolidated statement of income.

   As a result, the net loss for NTT Group in fiscal 2002 was (Yen)835 billion, compared with a net income in fiscal 2001 of (Yen)534 billion.

  Voice Transmission Services

   Operating revenues from voice transmission services in fiscal 2002 decreased 3.9% to (Yen)6,996 billion, or 63.4% of overall operating revenues.

  Fixed Communications Services

   Operating revenues from fixed communications services in fiscal 2002 decreased 11.0% to (Yen)3,640 billion.

   Regional Communications Services Segment

   In fiscal 2002, the number of fixed line telephone subscribers decreased 1,351,000 to 50,738,000, while ISDN subscribers increased by 323,000 to 11,150,000. With the sluggish economy, the number of fixed line telephone subscriptions declined; however, the decline was softened by transfers away from ISDN services expansion due to the spread and expansion of ADSL and other services.

   The number of fixed line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

                                             As of March 31
                                          --------------------
                                           2000   2001   2002
                                          ------ ------ ------
                                             (in thousands)
                  (NTT East)
                  Telephone subscriptions 27,414 25,735 25,084
                  ISDN subscriptions/(1)/  3,995  5,731  5,851
                     INS-Net 64..........  3,507  5,000  5,303
                     INS-Net 1500........     49     73     55
                  (NTT West)
                  Telephone subscriptions 28,032 26,354 25,654
                  ISDN subscriptions/(1)/  3,424  5,096  5,299
                     INS-Net 64..........  3,091  4,562  4,922
                     INS-Net 1500........     33     53     38

--------
(1) Each INS-Net 1500 subscription is counted as 10 subscribers.

   With the increasing competition resulting from the introduction of the MYLINE service in May 2001, local call rates were reduced in January 2001 (NTT East only), and in May 2001 local call rates were further reduced and discount services were expanded (both NTT East and NTT West). These rate reductions reduced the revenues for NTT East and NTT West by (Yen)115 billion.

   As of the end of March 2002, NTT East had a 70.9% market share and NTT West had a 75.8% market share in MYLINE registrations for intra-city calls, while NTT East had a 64.2% market share and NTT West had a 68.7% market share in MYLINE registration for intra-prefectural inter-city calls.

   NTT East and NTT West's total number of intra-prefectural calls fell from
58.03 billion in fiscal 2001 to 47.29 billion in fiscal 2002 and the time of intra-prefectural calls fell from 3,885 million hours in fiscal 2001 to 3,015 million hours in fiscal 2002.

   Market share for intra-prefectural calls for NTT East and NTT West combined fell from 95.5% in fiscal 2001 to 83.3% in fiscal 2002 for intra-city calls and from 68.6% in fiscal 2001 to 65.2% in fiscal 2002 for intra-prefectural and inter-city calls. This reflects increasing competition resulting from entry into the local market by NCCs with the introduction of MYLINE services and reduction in local telephone traffic as users moved away from dialup connections with the spread of fixed rate Internet access services.

   Access charges for functions subject to calculation under the LRIC Methodology, which dominate usage of the public networks, declined from a level of (Yen)4.95 per three minutes for GC interconnections and (Yen)7.65 per three minutes for ZC interconnections in fiscal 2001 to a level of (Yen)4.60 per three minutes for GC interconnections and (Yen)5.88 per three minutes for ZC interconnections in fiscal 2002. Revenues from access charges in fiscal 2002 were (Yen)249 billion for NTT East and (Yen)205 billion for NTT West. Based on fiscal 2001 traffic, the reduction in revenues from this reduction in access charges totaled approximately (Yen)46 billion for NTT East and approximately
(Yen)44 billion for NTT West.

   Long Distance Communications and International Services Segment

   The voice transmission services market in the long distance communications and international services segment in fiscal 2002 continued to shrink due to the transition to cellular phones and the continued economic slump.

   As with the regional communications services segment, inter-prefectural call rates were reduced and discount services expanded in the long distance communications and international services segment in response to increasing competition due to the introduction of MYLINE services in May 2001. Accordingly, as of the end of March 2002, the MYLINE registration market share was 57.3% for inter-prefectural calls and 53.4% for international calls.

   Meanwhile, NTT Communications attempted to create new traffic, by offering such new services as "Communications Choice" which allows calls using mobile and fixed line phones designed in advance to be made at a discounted rate and "V Portal," voice Internet service using phones. Nevertheless, because the market continued to shrink, the number of inter-prefectural long distance calls fell 7.3% from the previous year to approximately 940 million.

   Inter-prefectural traffic results were as follows:

                                                            Fiscal Year ended March 31
                                                            --------------------------
                                                            2000     2001     2002
                                                            ----     ----     ----
     Inter-prefectural inter-city calls (billions).........  --       --       9.5
     Inter-prefectural inter-city calls (billions of hours)  --       --      0.41

   MYLINE registration shares were as follows:

                                          As of March 31
                                         ---------------
                                         2000 2001  2002
                                         ---- ----  ----
                       Inter-prefectural  --  58.0% 57.3%
                       International....  --  54.1% 53.4%

  Mobile Communications Services

   The number of NTT DoCoMo Group cellular subscribers, which was 36 million as of March 31, 2001, rose 13.2% by March 31, 2002 to 40.8 million.

   Wireless Services Segment

   The number of service agreements in the wireless services segment is as follows:

                                           As of March 31
                                        --------------------
                                         2000   2001   2002
                                        ------ ------ ------
                                           (in thousands)
                   Cellular services... 29,356 36,026 40,694
                   FOMA services.......     --     --     89
                   i-mode services/(1)/  5,603 21,695 32,156
                   PHS services........  1,441  1,812  1,922
                   Quickcast services..  1,444  1,098    827

--------
(1) The number of i-mode subscribers includes subscribers to both cellular (32,075 thousand) and FOMA (81 thousand) services as of March 31, 2002.

   The increase in subscribers and increase in cellular traffic that continued until recently offset the reduction in ARPU and reduction in Quickcast revenues. Voice ARPU has declined over the past several years, primarily because of reduction in cellular phone rates, the increase in subscribers to discount plans, an increase in low-volume subscribers, subscribers selecting i-mode email over voice transmission, and a reduction in subscriber use related to the slowdown in consumer spending in Japan during the prolonged economic slump. ARPU for the entire NTT DoCoMo Group in fiscal 2002 was (Yen)8,480, a reduction of 5.7% from the (Yen)8,740 of fiscal 2000 and of 2.0% from the
(Yen)8,650 of 2001. The main reason for the overall stabilization of ARPU is the offsetting of the reduction in voice ARPU by the increase in i-mode ARPU.

   The following table sets forth information regarding NTT DoCoMo Group's monthly usage per subscriber and aggregate ARPU:

                                                      Year ended March 31
                                                      -----------------
                                                      2000    2001  2002
                                                      -----   ----- -----
         Total average monthly minutes per subscriber   177     189   178
         Aggregate ARPU/(1)/......................... 8,740   8,650 8,480
            Voice ARPU/(2)/.......................... 8,620   7,770 6,940
            i-mode ARPU/(3)/.........................   120     880 1,540

--------
(1) The aggregate ARPU is the total of voice ARPU plus i-mode ARPU as calculated in accordance with notes 2 and 3 to this table. This aggregate ARPU does not include non-i-mode related data packet (a "packet" is data that is divided into a small block) transmission revenues.
(2) Voice ARPU is calculated by (a) dividing total annual fixed monthly plan rates, usage rates and rates for optional value-added services and features (excluding i-mode and other data services) by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. This calculation does not include revenues derived from packet communications services, including i-mode.
(3) i-mode ARPU is calculated by (a) dividing total annual i-mode packet transmission and i-mode monthly fee revenues by the number of cellular subscribers at the end of the previous fiscal year plus the number of cellular subscribers at the end of the current annual period divided by two and (b) dividing that by 12. Such revenues do not include non-i-mode related data packet transmission revenues.

   Revenues from i-mode, part of FOMA and Quickcast are recorded in data transmission revenues.

  Data Transmission Services

   Operating revenues in fiscal 2002 from data transmission services increased 75.2% over the previous year, to (Yen)1,039 billion, or 9.4% of operating revenues.

   Regional Communications Services Segment

   In fiscal 2002, with broadband access rapidly spreading and prices falling, NTT responded to users' needs by expanding fixed rate IP services and lowering rates for data transmission services in the regional communications services segment. Specific steps taken included expansion of service area for "FLET'S ISDN" and "FLET'S ADSL," as well as the addition, in December 2001, of a new type of "FLET'S ADSL" service having a maximum transfer rate of 8Mbps. In addition, NTT began offering on a full scale "B-FLET'S," an optical Internet access service, in August 2001, and in an effort to encourage greater usage, NTT lowered rates and expanded service options.

   The following table shows fixed rate IP services subscribers:

                                          As of March 31
                                          --------------
                                          2001    2002
                                          ----    ----
                                          (in thousands)
                             FLET'S ISDN:
                                NTT East. 360     653
                                NTT West. 360     651
                             FLET'S ADSL:
                                NTT East.  17     513
                                NTT West.  10     454
                             B-FLET'S:
                                NTT East.  --      12
                                NTT West.  --       6

   "FLET'S ADSL" for both NTT East and NTT West total had a market share of 65.5% as of July 2001, but with entry into the market of competitors offering low prices, market share fell, hitting 40.7% as of the end of March 2002.

   Some revenues from "FLET'S ADSL" and "B-FLET'S" have been recorded in leased-line revenues.

   Long Distance Communications and International Services Segment

   For data transmission services in the long distance communications and international services segment in fiscal 2002, the number of subscribers for frame relay services fell, as customers shifted to lower-priced IP services such as IP-VPN.

   With respect to OCN services, NTT responded to the launch of B-FLET'S, began to offer "OCN Voice Mode" services that can integrate voice and data communications, and launched "Super OCN ADSL Access" services targeted at the corporate market to provide high-quality, low-cost broadband access. In addition, by responding to competition by lowering rates, NTT was able to secure stable market share and revenues, so that revenues and expenditures virtually balanced each other out.

   The following table shows the number of subscribers to data transmission services in the long distance communications and international services segment:

                                                 As of March 31
                                                -----------------
                                                2000  2001  2002
                                                ----- ----- -----
                                                 (in thousands)
               Packet exchange services........   460   790   820
               Frame relay services/(1)/.......    75    94    93
               Cell relay services/(1)/........   301   851 1,209
               Facsimile communications network 1,307 1,351 1,345
               OCN............................. 1,147 2,302 3,039
               IP-VPN..........................    --     8    39

--------
(1) The method of calculating the number of frame relay and cell relay circuits changed starting in fiscal 2002.

   Wireless Services Segment

   See "Voice Transmission Services--Wireless Services Segment."

  Leased Circuit Services

   Operating revenues from leased circuit services in fiscal 2002 fell 6.8% from the previous year to (Yen)524 billion, or 4.8% of total operating revenues.

   Regional Communications Services Segment

   In fiscal 2002, for leased circuit services in the regional communications services segment, as Internet use grew and IT technology developed rapidly, the number of subscribers to high-speed digital transmission services and ATM Mega Link service grew steadily. Accordingly, subscribers to conventional leased circuit services moved to high-speed digital transmission services.

   The following table shows the number of leased circuit subscribers in the regional communications services segment:

                                               As of March 31
                                               --------------
                                               2000 2001 2002
                                               ---- ---- ----
                                               (in thousands)
                   Conventional circuits
                      NTT East................ 440  386  342
                      NTT West................ 385  344  306
                   High-speed digital circuits
                      NTT East................ 234  287  310
                      NTT West................ 196  238  261
                   ATM Leased circuits
                      NTT East................   4    8   11
                      NTT West................   2    5    8

   Long Distance Communications and International Services Segment

   For fiscal 2002, in the long distance communications and international services segment, the number of customers who ended their service agreements increased, due to corporate mergers, bankruptcies and elimination of offices arising from the weak economy. In addition, customers continued to shift to low-priced IP services such as IP-VPN, and unit prices continued to fall.

   The following table shows the number of subscribers for leased circuit services in the long distance communications and international services segment:

                                                 As of March 31
                                                 --------------
                                                 2000 2001 2002
                                                 ---- ---- ----
                                                 (in thousands)
                 Conventional circuits..........  35   27   21
                    High-speed digital circuits.  40   47   48
                    ATM circuits................   2    3    5

  Telecommunications Equipment Sales

   In fiscal 2002, operating revenues from telecommunications equipment sales fell 11.1% from the previous year to (Yen)706 billion, or 6.4% of total operating revenues.

   Regional Communications Services Segment

   For fiscal 2002, market conditions were difficult for telecommunications equipment sales in the regional communications services segment due to the effects of the continuing economic downturn and lower sale prices resulting from increased competition in the telecommunications equipment market.

   Long Distance Communications and International Services Segment

   For fiscal 2002, just as in the regional communications services segment, market conditions were difficult for telecommunications equipment sales in the long distance communications and international services segment.

   Wireless Services Segment

   For fiscal 2002, telecommunications equipment sales in the wireless services segment decreased 9.3% over the previous year to (Yen)506 billion.

  Systems Integration

   Operating revenues in fiscal 2002 for systems integration fell 10.3% from the previous year to (Yen)928 billion, or 8.4% of total operating revenues.

   Data Communications Services Segment

   For fiscal 2002, NTT's data communications services continued to offer stable services for large scale systems. NTT also strove to expand functions and develop new peripheral businesses, and aggressively sought to develop outsourcing businesses.

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

   The regional communications services segment comprises mainly voice transmission services, data transmission services, leased circuit services, telecommunications equipment sales, systems integration and other services.

   The long distance communications and international services segment comprises mainly voice transmission services, data transmission services, leased circuit services, telecommunications equipment sales, systems integration and other services.

   The wireless services segment comprises mainly voice transmission services, data transmission services, telecommunications equipment sales and other services.

   The data communications services segment comprises systems integration.

   The other services segment principally comprises operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

   In the year ended March 31, 2003, NTT-ME Corporation, NTT Directory Services Co., and 10 other NTT Group companies have been reclassified from the other services segment to the regional communications services segment. Verio and 11 other companies have been reclassified from the other services segment to the long distance communications and international services segment.

  Fiscal 2003 compared with fiscal 2002

   Regional Communications Services Segment

   Operating revenues in the regional communications services segment decreased 5.1% to (Yen)4,843 billion. Growth in IP-related services such as "FLET'S ADSL" and "B-FLET'S" could not offset (1) reduced revenues from fixed communications services due to the shift to mobile, increased competition for local and other services, and reduction in interconnection charges; (2) reduced revenues from leased circuits from the shift to IP and increased competition in the Tokyo Metropolitan area; and (3) reduced revenues from systems integration, such as communications systems for corporate clients, due to the sluggish economy.

   With regard to operating expenses, because of a broad effort to reduce overall expenses, including reduced personnel, non-personnel and facility-related expenses achieved through structural reforms and more efficient capital investment, operating expenses fell (Yen)1,124 billion from the previous year to (Yen)4,676 billion. In fiscal 2002, retirement and pension-related expenses of (Yen)556 were recorded because of structural reforms and special retirement bonuses paid to employees choosing voluntary retirement.

   Accordingly, operating profit in the regional communications services segment for fiscal 2003 increased (Yen)861 billion over the previous year to
(Yen)169 billion.

  Long Distance Communications and International Services Segment

   Operating revenues in the long distance communications and international services segment for fiscal 2003 fell 7.4% to (Yen)1,233 billion. While OCN subscribers increased to 3.5 million and IP-VPN, data centers and other services for corporate users and new IP-related services expanded, this could not offset (1) reduced revenues from business communications systems integration due to the weak economy; (2) reduced revenues from leased and digital data exchange ("DDX") packet services due to service migration; and (3) continuing reduced revenues from telephone and other voice transmission services due to competition from mobile and other competing services and the penetration of discount services.

   With regard to operating expenses, (Yen)37 billion was recorded in temporary amortization costs relating to Verio goodwill and other intangible assets. However, because of a reduction in facility-related costs from facility sharing and reducing or eliminating old facilities and reduction in operations-related costs through streamlining and wage adjustments, operating expenses were reduced by (Yen)444 billion to a total of (Yen)1,184 billion. In fiscal 2002, a valuation loss of (Yen)232 billion was recorded for goodwill and intangible assets in relation to the review of the Verio business plan.

   Accordingly, operating profit for fiscal 2003 in the long distance communications and international services segment increased (Yen)346 billion over the previous year to (Yen)49 billion.

  Wireless Services Segment

   Operating revenues in the wireless services segment increased 3.2% in fiscal 2003 to (Yen)4,809 billion. While growth in income from cellular phones was sluggish, use of i-mode for data communications remained strong. Operating expenses increased 2.9% to (Yen)3,752 billion due mainly to an increase in the depreciation cost of FOMA services related equipment (software and machine and equipment). Accordingly, operating profit in the wireless services segment increased 4.2% over the previous year to (Yen)1,057 billion.

  Data Communications Services Segment

   For fiscal 2003, operating revenues in the data communications services segment increased 3.8% over the previous year to (Yen)832 billion. This resulted from NTT's providing systems to corporate clients in fields such as telecommunications and NTT's aggressive pursuit of business in the electronic national and local government fields and the building and providing of a new financial infrastructure.

   Operating expenses for fiscal 2003 in the data communications services segment increased 3.4% over the previous year to (Yen)773 billion. This resulted from amortization costs for large-scale systems, despite efforts to use sales costs and general administrative costs more efficiently and continuous efforts to reduce the cost of goods in the face of increasing competition.

   Accordingly, operating profit for fiscal 2003 in the data communications services segment increased 9.3% over the previous year to (Yen)59 billion.

  Fiscal 2002 compared with fiscal 2001

   Regional Communications Services Segment

   Operating revenues in the regional communications service segment for fiscal 2002 decreased 7.7% from the previous year to (Yen)5,106 billion. This was due to the effect of a drop in the number of fixed line telephone subscribers, reductions in access charges, increased competition, and reduced rates through the introduction of MYLINE services, despite increased revenues from Internet access services such as ISDN and "FLET'S ADSL" due to increased demand.

   Operating expenses increased 3.7% over the previous year to (Yen)5,797 billion. Despite the reduction in overall expenses, including reduced personnel, non-personnel and depreciation-related costs, retirement and pension-related expenses rose because of structural reform and special retirement bonuses paid to employees choosing voluntary retirement.

   Accordingly, operating loss in the regional communications services segment for fiscal 2002 increased (Yen)634 billion over the previous year to (Yen)692 billion.

  Long Distance Communications and International Services Segment

   For fiscal 2002, operating revenues in the long distance communications and international services segment fell 4.4% to (Yen)1,332 billion. This was due primarily to (1) a reduction in revenues from voice transmission services due to the shift to cellular phones and market shrinkage caused by continued weakness in the economy; and (2) a reduction in revenues from leased circuit and data transmission services due to lower prices from the shift to IP services and reduced spending by corporations on telecommunications because of deflation.

   Meanwhile, operating expenses increased (Yen)251 billion over the previous year to (Yen)1,332 billion. Despite success in efforts to reduce costs across the board and reductions in telecommunications facility use fees resulting from a reduction in sales, this was more than offset by the evaluation loss of
(Yen)232 billion recorded for goodwill and intangible assets in relation to the review of the Verio business plan.

   Accordingly, operating loss for fiscal 2002 in the long distance communications and international services segment fell (Yen)312 billion from the previous year to (Yen)296 billion.

  Wireless Services Segment

   Operating revenues from the wireless services segment increased 11.7% in fiscal 2002 to (Yen)4,659 billion. This was due to an increase in subscribers and a steady growth in data communications using i-mode.

   Operating expenses increased 7.8% to (Yen)3,645 billion due to an increase in depreciation and amortization of equipment and software related to FOMA services.

   Accordingly, operating profit in the wireless services segment increased 27.5% over the previous year to (Yen)1,014 billion.

  Data Communications Services Segment

   For fiscal 2002, operating revenues in the data communications services segment increased 1.9% over the previous year to (Yen)802 billion. This resulted from NTT's continued efforts to provide stable services for large-scale systems, expand functions and develop periphery businesses as well as NTT Data's aggressive development of outsourcing businesses.

   Operating expenses for fiscal 2002 in the data communications services segment increased 2.4% over the previous year, to (Yen)748 billion. This resulted from an increase in sales costs and general administrative costs, despite efforts to raise productivity by standardizing system development procedures.

   Accordingly, operating profit in the data communications services segment fell 3.7% from the previous year to (Yen)54 billion.

Liquidity and Capital Resources

  Fiscal 2003 compared with fiscal 2002

   Financing and Capital Resources

   Net cash provided by operating activities in fiscal 2003 amounted to
(Yen)2,439 billion compared with (Yen)2,313 billion in fiscal 2002, reflecting, in part, an increase in net income. Net income amounted to (Yen)233 billion in fiscal 2003, increasing by (Yen)1,068 billion compared with that in fiscal 2002 since no restructuring charge was expensed in fiscal 2003.

   NTT Group mainly used cash provided by operating activities to acquire property, plants and equipment, to repay interest-bearing debt, and to pay dividends. Net cash used in investing activities in fiscal 2003 was (Yen)1,987 billion compared with (Yen)2,376 billion in fiscal 2002. This decrease was primarily due to a decrease in payments for property, plants and equipment, and a decrease in payments for purchase of investments.

   Net cash used in financing activities amounted to (Yen)454 billion in fiscal 2003 compared with net cash provided by financing activities, which amounted to
(Yen)457 billion in fiscal 2002. The increase of cash used in financing activities was primarily due to the increase in payments for settlement of long-term debt and short-term borrowings, and repurchase of own Shares. The total amount of capital raised in fiscal 2003 from issuance of long-term debt was (Yen)1,065 billion, decreasing by approximately (Yen)686 billion compared with that in fiscal 2002. This amount included corporate bond offerings denominated in both yen and U.S. dollars. There was also a net decrease in short-term borrowings and other of (Yen)241 billion in fiscal 2003. For a further description of NTT Group's debt, see Note 10 to the Consolidated Financial Statements.

   The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity stood at 118.7% on March 31, 2003 compared with 116.0% at the previous fiscal year-end.

   NTT Group believes available cash from operations, future borrowings NTT Group will make from banks and other financial institutions, or future offerings of equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group's currently anticipated capital and other expenditure requirements and to satisfy NTT Group's debt service requirements. The actual amount of NTT Group's financing requirements will depend on its future performance, market conditions, and other factors, many of which are beyond NTT's control and therefore cannot be predicted with certainty.

   Liquidity

   As of March 31, 2003, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of (Yen)1,313 billion compared with (Yen)1,319 billion at the end of a previous year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

   Capital Investments

   Capital investments for property, plants, and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2003 were (Yen)2,044 billion and decreased by (Yen)257 billion compared with

(Yen)2,301 billion in fiscal 2002. NTT Group mainly invested its capital to expand IP services such as ADSL and its related services as well as broadband services such as mobile communications services including FOMA. In addition, NTT Group efficiently continued to invest in fixed line telephone networks and services related to PDC systems in order to maintain the quality of services.

   Contractual Obligations

   The following table summaries NTT's existing contractual obligations for future debt repayments as of March 31, 2003:

                                                        Payments Due by Period
                                       ---------------------------------------------------------
                                                           (millions of yen)
                                        Less than
Contractual Obligations     Total        1 year       1-3 years      4-5 years    After 5 years
----------------------- -------------- ------------ -------------- -------------- --------------
      Bonds............ (Yen)3,219,321 (Yen)214,613 (Yen)  590,249 (Yen)  916,587 (Yen)1,497,872
      Bank loans.......      3,059,470      606,856      1,240,557        406,836        805,221
                        -------------- ------------ -------------- -------------- --------------
      Total............ (Yen)6,278,791 (Yen)821,469 (Yen)1,830,806 (Yen)1,323,423 (Yen)2,303,093
                        ============== ============ ============== ============== ==============

   See Note 10 to the Consolidated Financial Statements for details.

   As of March 31, 2003, NTT Group had outstanding commitments for the purchase of property, plants and equipment of approximately (Yen)358 billion, principally reflecting capital investments for fiscal 2003. NTT Group expects to fund such commitments with cash provided by operating activities.

  Fiscal 2002 compared with fiscal 2001

   Financing and Capital Resources

   Net cash provided by operating activities in fiscal 2002 amounted to
(Yen)2,313 billion, compared with (Yen)3,009 billion in fiscal 2001, reflecting, in part, a decrease in deferred taxes in fiscal 2002.

   Net income decreased (Yen)1,368 billion from (Yen)534 billion in fiscal 2001 to a loss of approximately (Yen)835 billion in fiscal 2002, but after considering non-cash items such as cumulative effect of accounting changes, write-downs of goodwill and intangibles assets and equity in losses of affiliated companies, the decrease in net income was not as significant.

   NTT Group used cash provided by operating activities to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends. Net cash used in investing activities in fiscal 2002 was (Yen)2,376 billion compared with (Yen)5,067 billion in fiscal 2001. This decrease was primarily from a decrease in payments for purchase of investments and capital investments for fixed line telephone services.

   Cash provided by financing activities amounted to (Yen)457 billion in fiscal 2002 compared with (Yen)1,774 billion in fiscal 2001. This decrease was primarily from a decrease in equity financing in fiscal 2002. The total amount of capital raised in fiscal 2002 from issues of long-term debt was (Yen)1,752 billion. This amount included corporate bond offerings denominated in both yen and U.S. dollars. There was also a net decrease in short-term borrowings and other of (Yen)371 billion in fiscal 2002. For a further description of NTT Group's debt, see Note 10 to the Consolidated Financial Statements.

   The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholder's equity stood at 116.0% on March 31, 2002 compared with 91.8% at the previous fiscal year-end.

   Liquidity

   As of March 31, 2002, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of (Yen)1,319 billion, compared with (Yen)901 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

   Capital Investments

   Capital investments for property, plants and equipment and intangible assets computed on the basis of cash and other consideration paid during fiscal 2002 were (Yen)2,301 billion compared with (Yen)2,848 billion in fiscal 2001, reflecting, primarily, a decrease in investments for fixed line telephone services. Investments consisted principally of opticalization of access networks and the expansion and upgrading of IP services such as ADSL or OCN, and mobile communications including i-mode and the 3G system.

Research and Development

   Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2001, March 31, 2002, and March 31, 2003, were, respectively, (Yen)406 billion, (Yen)391 billion and (Yen)396 billion ($3.3 billion).

   The following table shows an outline of research and development costs by segment for fiscal 2003:

                                                                         Year ended March 2003
                                                             ---------------------------------------------
                                                             (in millions of yen) (in millions of dollars)
Regional Communications Services/(1)/.......................       200,338                 1,669
Long Distance Communications and International Services/(2)/        32,881                   274
Wireless Services/(3)/......................................       126,229                 1,052
Data Communications Services/(4)/...........................        18,224                   152
Other Services/(5)/.........................................       201,329                 1,678
                                                                   -------                 -----
   Sub-total................................................       579,001                 4,825
   Internal Transactions....................................       183,035                 1,525
                                                                   -------                 -----
Total.......................................................       395,966                 3,300
                                                                   =======                 =====

--------
(1) Research and development for development of broadband services, increased access services to meet diversifying user needs, high value-added services and others.
(2) Development for high-added value services in fields ranging from IP networks to platforms and others.
(3) Research and development for expanded FOMA services, research and development for providing more advanced diversified services, basic research for development of future mobile communications services and others.
(4) Research and development for the three priority fields of new business promotion, strengthening competitiveness in systems integration, basic technology development for the future and others.
(5) Research and development for shared technology for achieving telecommunications systems and new services, research and development relating to new principles, new parts and new materials that will bring about innovations in network services and others.

Future Prospects

   In the field of information technology and telecommunications, the market is entering a period of significant change, which will see an increasing use of broadband technology to achieve the high-speed transmission of large volumes of information and the continued rapid development of a ubiquitous communication allowing users to send and receive information anywhere and at any time. In addition, expectations are growing that Japan's industrial competitiveness will strengthen and the quality of life for the Japanese people will improve through the use of IT.

   It is expected that conditions will remain difficult in terms of revenues for fixed line services due to the shift in demand to mobile communications and the full-scale implementation of VoIP services. NTT Group will strive to increase revenues through the growth of fixed rate IP products and to cut costs by, for example, reducing personnel costs through attrition. In addition, with regard to mobile communications services, while the increase in cellular phones has slowed, NTT will strive for further growth in i-mode, an increase in subscribers through the full-scale transition of FOMA to 3G technology, and advances in i-appli and i-motion technology.

ITEM 6--DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

   The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT's annual meeting, the most recent of which was held on June 27, 2003.

   On June 27, 2003, the registrant held an ordinary general meeting of shareholders. At the meeting shareholders approved appropriation of unappropriated retained earnings for the fiscal year ended March 31, 2003, a Share repurchase, a partial modification to NTT's Articles of Incorporation, the election of five corporate auditors and the payment of certain retirement benefits for a retiring corporate auditor.

   The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2003:

                                                     Principal occupation and                  Date Current  Shares    Date First
       Name (age)                 Title               other responsibilities     Date of Birth  Term Ends   Owned/(1)/ Appointed
       ----------        ------------------------ ------------------------------ ------------- ------------ ---------  ----------

Representative Directors

  Norio Wada............ President                Chief Executive Officer        Aug 16, 1940   June 2004     27.24    June 1992
   (62)
  Haruki Matsuno........ Senior Executive         In charge of information       Jan 24, 1937   June 2004     19.00    June 2000
   (66)                  Vice President           strategy
  Hiromi Wasai.......... Senior Executive         In charge of technological     Aug 25, 1946   June 2004     15.00    June 1999
   (56)                  Vice President           strategy and Director of
                                                  Broadband Promotion
                                                  Office
  Toyohiko Takabe....... Senior Executive         Chief Financial Officer        Jan 9, 1947    June 2004     18.08    June 1999
   (56)                  Vice President           In charge of business strategy

Directors

  Satoru Miyamura....... Executive Vice President Director of Department IV,     Nov 26, 1946   June 2004     11.00    June 2000
   (56)                                           President of NTT Capital
                                                  (U.K.) Limited and Senior
                                                  Vice President of NTT
                                                  Leasing Co., Ltd
  Yuji Inoue............ Senior Vice President    In charge of Intellectual      Oct 19, 1948   June 2004     6.04     June 2002
   (54)                                           property and Director of
                                                  Department III
  Shin Hashimoto........ Senior Vice President    Director of Department II,     Sep 6, 1949    June 2004     8.02     June 2002
   (53)                                           NTT COMWARE
                                                  CORPORATION and
                                                  Corporate Auditor of NTT
                                                  Broadband Initiative, Inc.
  Masaki Mitsumura...... Senior Vice President    Director of Department V,      Nov 4, 1949    June 2004     11.06    June 2002
   (53)                                           NTT East, and NTT Urban
                                                  Development Co.
  Hiroo Unoura.......... Senior Vice President    Director of Department I       Jan 13, 1949   June 2004     9.00     June 2002
   (54)                                           and NTT West

                                                         Principal occupation and                 Date Current  Shares
        Name (age)                     Title              other responsibilities    Date of Birth  Term Ends   Owned/(1)/
        ----------          --------------------------- --------------------------- ------------- ------------ ---------
  Jun-ichiro Miyazu........ Chief Executive                         --              Jan 2, 1936    June 2004     39.36
   (67)                     Counselor, Member of
                            the Board
  Takashi Imai............. Director                    Chairman and                Dec 23, 1929   June 2004     4.02
   (73)                                                 Representative Director of
                                                        Nippon Steel Corporation
  Yotaro Kobayashi......... Director                    Chairman and                Apr 25, 1933   June 2004     0.00
   (70)                                                 Representative
                                                        Director of Fuji Xerox Co.,
                                                        Ltd.

Corporate Auditors

  Takao Nakajima/(2)/...... Full-time Corporate Auditor             --              July 7, 1938   June 2005     12.00
   (64)
  Masao Iseki.............. Full-time Corporate Auditor             --              Sep 24, 1938   June 2005     14.00
   (64)
  Yoshio Miwa.............. Corporate Auditor                       --              Feb 11, 1940   June 2005     11.00
   (63)
  Keisuke Sada............. Corporate Auditor                       --              Sep 18, 1935   June 2005     13.14
   (67)
  Yasuchika Negoro/(2)/.... Corporate Auditor                       --              July 31, 1932  June 2005     10.00
   (70)
Chief Executive Officers of
Principal Subsidiaries

  Satoshi Miura............ President, NTT East                     --              Apr 3, 1944    June 2004     16.20
   (59)
  Michitomo Ueno........... President, NTT West                     --              Nov 2, 1944    June 2004     23.04
   (58)
  Masanobu Suzuki.......... President, NTT                Director of Verio Inc.    Oct 13, 1941   June 2004     21.18
   (61)                     Communications
  Keiji Tachikawa.......... President, NTT                          --              May 27, 1939   June 2004     13.18
   (64)                     DoCoMo
  Tomokazu Hamaguchi....... President, NTT DATA                     --              Apr 20, 1944   June 2005     0.00
   (59)

                                                         Principal occupation and   Date First
        Name (age)                     Title              other responsibilities    Appointed
        ----------          --------------------------- --------------------------- ----------
  Jun-ichiro Miyazu........ Chief Executive                         --              June 1987
   (67)                     Counselor, Member of
                            the Board
  Takashi Imai............. Director                    Chairman and                July 1999
   (73)                                                 Representative Director of
                                                        Nippon Steel Corporation
  Yotaro Kobayashi......... Director                    Chairman and                July 1999
   (70)                                                 Representative
                                                        Director of Fuji Xerox Co.,
                                                        Ltd.

Corporate Auditors

  Takao Nakajima/(2)/...... Full-time Corporate Auditor             --              June 2000
   (64)
  Masao Iseki.............. Full-time Corporate Auditor             --              June 2001
   (64)
  Yoshio Miwa.............. Corporate Auditor                       --              June 2003
   (63)
  Keisuke Sada............. Corporate Auditor                       --              June 1998
   (67)
  Yasuchika Negoro/(2)/.... Corporate Auditor                       --              June 2003
   (70)
Chief Executive Officers of
Principal Subsidiaries

  Satoshi Miura............ President, NTT East                     --              June 2002
   (59)
  Michitomo Ueno........... President, NTT West                     --              June 2002
   (58)
  Masanobu Suzuki.......... President, NTT                Director of Verio Inc.    June 1999
   (61)                     Communications
  Keiji Tachikawa.......... President, NTT                          --              June 1998
   (64)                     DoCoMo
  Tomokazu Hamaguchi....... President, NTT DATA                     --              June 2003
   (59)

--------
(1) NTT Shares owned as of June 30, 2003.
(2) Outside Corporate Auditor.

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

   Yoshio Miwa joined NTT in April 1963. He became a Vice President and General Manager of Kanagawa Telecommunications Service Region of NTT in June 1990 and a Vice President and Integrated Communications System Headquarters in July 1991. In June 1992, he became a Senior Vice President and Senior Executive Manager of the Telecommunications Service Development Headquarters, and he became a Senior Vice President and Executive Manager of the Telecommunications Service Development Headquarters of NTT in July 1993. In June 1994, he became a Senior Vice President and Senior Executive Manager of the Network Service Department, and he became the President and Representative Director of NTT Teleca Corporations in June 1995 In June 2000, he became the Senior Executive Vice President and Representative Director of JSAT Corporation, and he became the Representative Senior Vice President and CAO of JSAT Corporation in June 2002. In June 2003, he was elected a Corporate Auditor of NTT.

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

   Yasuchika Negoro joined the Ministry of Justice in April 1958. He became a Vice Minister of Ministry of Justice in June 1990 and he became a Vice Minister of Tokyo High Public Prosecutor Office in December 1993. In July 1995, he retired the Vice Minister, Tokyo High Public Prosecutor Office and he became a registered lawyer of Daiichi Tokyo Bar Association in September 1995. In August 1996, he became a Chairman of The Japan Fair Trade Commission and he retired the Chairman of The Japan Fair Trade Commission in July 2002. In August 2002, he became a registered lawyer of Daiichi Tokyo Bar Association. In June 2003, he was elected a Corporate Auditor of NTT.

Compensation

   The aggregate compensation, including other benefits in kind, NTT paid to the directors (who include the executive officers) and corporate auditors, being altogether 15 persons as of March 31, 2003, during fiscal 2003 was
(Yen)276 million and (Yen)56 million, respectively. In accordance with customary Japanese business practices, a retiring/resigning director or corporate auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In fiscal 2003, such retirement payments in the amount of (Yen)107 million were made to three corporate auditors.

Employees

   NTT and its consolidated subsidiaries had approximately 207,400 employees at March 31, 2003. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

                                 Total Employees
                              As of March 31, 2003
---------------------------------------------------------------------------------
                                                         2001   2002/(1)/ 2003/(2)/
                                                        ------- --------  --------
Regional communications services....................... 160,214 144,815   130,959
Long distance communications and international services  11,052  10,349    10,710
Wireless services......................................  11,034  19,700    20,792
Data communications services...........................   8,718  14,651    15,598
Other..................................................  24,213  23,547    29,304
                                                        ------- -------   -------
   Consolidated total.................................. 215,231 213,062   207,363

--------
(1) In fiscal 2002, the number of NTT's consolidated companies increased from 65 to 128. The number in wireless services and data communications services increased 26 and 34, respectively.
(2) In fiscal 2003, the number of NTT's consolidated companies increased from 128 to 334.

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

   On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal 2003. Of this amount, it is expected that approximately 4,000 employees would be transferred to other NTT Group companies. The retirement program was subsequently expanded to the number of approximately 6,500 employees. Among these 6,500 employees, approximately 6,050 employees were transferred by the end of March 2002.

   In September 2000, NTT, NTT East and NTT West decided to implement a voluntary early retirement program covering a total of approximately 4,000 employees in fiscal 2001 and fiscal 2002 as part of a rationalization of their management. This rationalization is a response to adverse business conditions resulting from intense competition and other factors in the telecommunications industry. In fiscal 2001 and fiscal 2002, approximately 21,000 employees applied for this program, of whom approximately 4,400 retired in fiscal 2003.

Share Ownership

   As of March 31, 2003, the members of the board of directors of NTT as a group owned 209.18 Shares or approximately 0.0013% of the issued and outstanding Shares.

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

ITEM 7--MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

   The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance. See "Item 4--Information on the Company--Regulations." NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert a considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See "Item 4--Information on the Company--Relationship with the Japanese Government."

   As of March 31, 2003, the Government owned 7,320,210.26 Shares or approximately 45.95% of the issued and outstanding Shares. See Note 1 to the Consolidated Financial Statements.

                                     As of March 31, 2003
                      -------------------------------------------------
                        Identity of Person        Amount of   Percent of
       Title of Class        or Group            Shares Owned   Class
       -------------- ------------------         ------------   -----
        Common stock.    Government of Japan     7,320,210.26    45.95%
                         (Minister of Finance)
        Common stock.    Directors and officers        209.18   0.0013%
                         as a group (11 persons)

   On March 31, 2003, approximately 53,864,400 ADSs (equivalent to 269,322 Shares, or approximately 1.7% of the total number of Shares outstanding on that date) were outstanding and were held by 343 record holders of ADRs (including 298 record holders in the United States holding 53,863,292 ADSs).

Related Party Transactions

  Details of transactions between NTT and its major subsidiaries

   In the ordinary course of its business, NTT provides group management services and fundamental R&D activities to its consolidated subsidiaries. In fiscal 2003, NTT recognized operating revenues of (Yen)207 billion related to such business transactions with its subsidiaries, comprised of (Yen)81 billion and (Yen)78 billion from NTT East and NTT West, respectively, (Yen)23 billion from NTT Communications and (Yen)21 billion from NTT DoCoMo.

   NTT also enters into non-business transactions (i.e., transactions incidental to the above mentioned business transactions, e.g., rentals of properties) with its subsidiaries from time to time. In fiscal 2003, the total net value of such non-business transactions totaled (Yen)32 billion from NTT East, (Yen)30 billion from NTT West, and (Yen)20 billion from NTT Communication.

   In fiscal 2003, the total net value of business and non-business related transactions between NTT and NTT DoCoMo was (Yen)21 billion, comprised of
(Yen)15 billion for basic R&D services and (Yen)5 billion for management services.

   In fiscal 2003, the total net value of business and non-business related transactions between NTT and NTT DATA was (Yen)3 billion mostly covering basic research and system development services. Additionally, NTT sold to NTT DoCoMo 551,000 shares in NTT DoCoMo for (Yen)148.2 billion.

   In fiscal 2003, NTT recognized operating expenses in business transactions with its subsidiaries of (Yen)62 billion, including payments of (Yen)17 billion, (Yen)10 billion and (Yen)3 billion to NTT Advanced Technology, NTT Software and NTT Comware, respectively.

   As of March 31, 2003, NTT had short term and other loans outstanding in the aggregate principal amounts of (Yen)151 billion, (Yen)231 billion, (Yen)122 billion and (Yen)69 billion to NTT East, NTT West, NTT Communications, and NTT Leasing and 164 other subsidiaries, respectively. The total amount of short term borrowings from NTT by subsidiaries outstanding as of March 31, 2003 increased (Yen)292 billion from such amount outstanding as of March 31, 2002.

   As of March 31, 2003, NTT had long term and other loans outstanding in the aggregate principal amounts of (Yen)1,096 billion, (Yen)1,341 billion, (Yen)837 billion and (Yen)260 million to NTT East, NTT West, NTT Communications, and NTT Leasing and 164 other subsidiaries, respectively. The total amount of long term loans from NTT by its subsidiaries outstanding as of March 31, 2003 increased by (Yen)10 billion from such amount outstanding as of March 31, 2002.

   As of March 31, 2003, NTT was liable to its subsidiaries for short term debts of (Yen)173 billion in total, an increase of (Yen)142 billion from the total amount of such borrowings outstanding as of March 31, 2002, including
(Yen)70 billion for an amount in arrears owed to NTT West.

  Details of transactions among NTT's subsidiaries

   NTT Group companies have entered into various transactions within NTT Group in its business such as sales of telecommunications equipment and management and maintenance of data communications facility services. In fiscal 2003, NTT East paid business expenses to NTT-ME, NTT SERVICE TOKYO, NTT DIRECTORY SERVICE and NTT-ME TOKYO in the amounts of (Yen)134 billion, (Yen)62 billion, (Yen)55 billion and (Yen)29 billion, respectively. NTT West paid business expenses to NTT NEOMEIT, NTT MARKETING ACT, NTT NEOMEIT KANSAI and NTT MARKETING ACT KANSAI in the amounts of (Yen)246 billion, (Yen)114 billion, (Yen)23 billion and
(Yen)17 billion, respectively.

  Details of transactions between NTT Group and other affiliated companies

   NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

   Transactions with other affiliated companies for each of the three years in the periods ended March 31, 2001, 2002 and 2003 and the related balances at March 31, 2001, 2002 and 2003 were as follows:

                                    Years ended March 31
                    ----------------------------------------------------
                        2001         2002         2003         2003
                    ------------ ------------ ------------ -------------
                              (millions of yen)            (millions of
                                                           U.S. dollars)
        Sales...... (Yen)100,956 (Yen) 85,676 (Yen) 31,018    $  258
        Purchases.. (Yen)682,240 (Yen)615,094 (Yen)217,887    $1,816
        Receivables              (Yen) 98,373 (Yen) 73,751    $  615
        Payables...              (Yen)161,654 (Yen) 62,664    $  522

   Intercompany loans that NTT has extended to its affiliated companies amount to (Yen)3,734 billion and the maturity dates range from fiscal 2003 to fiscal 2017.

   Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 were (Yen)691 million, (Yen)6,247 million and (Yen)872 million ($7 million), respectively.

  Details of transactions between NTT Group companies and other related parties

   In fiscal 2003, NTT DATA paid an annual fee of (Yen)6 million to Akasaka Natural Vision Research Center, whose chairman, Mr. Naoshi Nakamura, is also a member of the board of directors of NTT DATA.

   NTT DoCoMo entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 29,
2001) of which, Yoshiaki Aigami, is also one of directors of NTT DoCoMo. He replaced as Chairman, Kazushige Sakoh, who retired as one of NTT DoCoMo's directors in June 2001. The contracts were entered into on terms similar to those made with third parties. Income from the contracts was (Yen)10,552 million for the year ended March 31, 2003.

   On October 7, 2002, NTT announced in Tokyo it would repurchase up to 200,000 Shares of its common stock at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on that exchange on October 7. On October 8, 2002, NTT acquired 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 were purchased from the Government.

ITEM 8--FINANCIAL INFORMATION

Consolidated Financial Information

   See "Item 18--Financial Statements" and pages F-1 through F-54.

Other Financial Information

  Legal Proceedings

   In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's Consolidated Financial Statements.

  Dividend Policy

   See "Item 3--Key Information--Dividends."

Significant Changes

   Except as otherwise disclosed herein, there has been no significant change in NTT's financial position since March 31, 2003, the date of the registrant's last audited financial statements.

ITEM 9--THE OFFER AND LISTING

Trading Markets

   The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

   The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index ("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 12, 2003, stocks of 1,526 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                               TSE                            Closing        Closing Nikkei
                         Price per Share   Average daily       TOPIX          Stock Average
                       -------------------    trading    ----------------- -------------------
                         High       Low       volume       High     Low      High       Low
                       --------- --------- ------------- -------- -------- --------- ---------
                                            (number of
                         (yen)     (yen)      shares)    (points) (points)   (yen)     (yen)
Fiscal Period
   1999............... 1,280,000   819,000    9,393.36   1,280.73   980.11 16,756.90 12,787.90
   2000............... 1,940,000 1,130,000   19,685.85   1,754.78 1,292.07 20,809.79 15,813.40
   2001............... 1,630,000   691,000   17,624.32   1,732.45 1,161.97 20,833.21 11,433.88
   2002...............   902,000   375,000   23,852.57   1,440.97   922.51 14,556.11  9,382.95
   2003...............   596,000   393,000   21,443.13   1,139.43   770.62 11,979.85  7,862.43
2002 Quarterly Periods
   First Quarter......   902,000   625,000   22,954.00   1,440.97 1,254.19 14,556.11 12,511.66
   Second Quarter.....   705,000   456,000   17,426.40   1,293.42   990.80 12,929.66  9,382.95
   Third Quarter......   600,000   383,000   28,982.52   1,107.83   988.98 11,186.75  9,604.09
   Fourth Quarter.....   542,000   375,000   23,309.55   1,125.43   922.51 12,034.04  9,420.85
2003 Quarterly Periods
   First Quarter......   596,000   453,000   27,216.55   1,139.43   984.28 11,979.85 10,074.56
   Second Quarter.....   523,000   393,000   17,493.17   1,050.14   886.39 10,960.25  9,075.09
   Third Quarter......   495,000   397,000   18,010.34     903.37   815.74  9,215.56  8,303.39
   Fourth Quarter.....   451,000   394,000   23,299.64     865.43   770.62  8,790.92  7,862.43
2003 Monthly Periods
   January............   451,000   400,000   23,916.63     865.43   821.18  8,790.92  8,316.81
   February...........   450,000   394,000   28,886.78     861.70   818.38  8,771.89  8,356.81
   March..............   445,000   399,000   18,850.05     831.43   770.62  8,490.40  7,862.43
   April..............   430,000   400,000   20,371.25     810.58   773.10  8,249.98  7,607.88
   May................   464,000   407,000   17,562.50     837.70   799.31  8,424.51  7,863.29
   June...............   491,000   428,000   19,947.95     904.32   846.55  9,137.14  8,547.17

   On July 1, 2003, the last traded price of the Shares on the TSE was
(Yen)480,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were (Yen)916.26 and (Yen)9,278.49, respectively.

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

   On March 31, 2003, approximately 53,864,400 ADSs (equivalent to 269,322 Shares, or approximately 1.7 % of the total number of Shares outstanding on that date) were outstanding and were held by 310 record holders of ADRs (including 298 record holders in the United States holding 53,863,292 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange:

                                        NYSE
                                     Price per ADS
                                     -------------  Average daily
                                     High    Low    trading volume
                                     -----  -----  ----------------
                                     ($)     ($)   (number of ADSs)
              Fiscal Periods
              --------------
                 1999............... 49.88  31.00       25,230
                 2000............... 89.25  47.00      117,545
                 2001............... 73.94  29.00      181,077
                 2002............... 37.35  14.01      230,287
                 2003............... 23.49  16.06      143,800
              2002 Quarterly Periods
                 First quarter...... 37.35  25.16      273,500
                 Second quarter..... 28.60  20.00      272,475
                 Third quarter...... 25.27  15.06      198,222
                 Fourth quarter..... 20.72  14.01      233,449
              2003 Quarterly Periods
                 First quarter...... 23.49  19.35      171,900
                 Second quarter..... 21.88  16.13      146,700
                 Third quarter...... 20.29  16.06      124,800
                 Fourth quarter..... 18.96  16.52      131,100
              2003 Monthly Periods
                 January............ 18.96  16.90      141,300
                 February........... 18.67  16.52      140,400
                 March.............. 18.90  16.70      112,600
                 April.............. 17.92  16.63       87,000
                 May................ 19.66  17.20      143,100
                 June............... 19.48  19.18      121,400

   The Shares are also listed on the London Stock Exchange.

   At the general shareholders meeting on June 29, 1999, the shareholders approved the repurchase by NTT of up to 120,000 of its Shares of common stock, at an aggregate cost not to exceed (Yen)120 billion, before its next ordinary general meeting of shareholders in June 2000. On July 12, 1999, NTT announced in Tokyo it would repurchase up to 8,000 Shares of its common stock at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on that exchange on July 12. On July 13, 1999, NTT acquired
48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were purchased from the Government. Subsequently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000 pursuant to the authority granted by shareholders at the general shareholders meeting on June 29, 1999. None of these Shares were purchased from the Japanese Government.

   On October 23, 2000, NTT issued and sold to a variety of individual and institutional investors 300,000 new Shares in a global offering registered with the SEC. As a result of this offering, the number of outstanding Shares was increased to 16,134,590.

   At the general shareholders meeting on June 27, 2002, the shareholders approved the repurchase by NTT of up to 200,000 of its Shares of common stock, at an aggregate cost not to exceed (Yen)100 billion, before its next ordinary general meeting of shareholders in June 2003. On October 7, 2002, NTT announced in Tokyo it would repurchase up to 200,000 Shares of its common stock at a set time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on that exchange on October 7. On October 8, 2002, NTT acquired 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 were purchased from the Government. As a result of these repurchases, the number of outstanding Shares was reduced to 15,932,445.

   At the annual general meeting of the shareholders of NTT held on June 27, 2003 approval was again received to buy back an additional 200,000 of its Shares at a total cost not to exceed (Yen)100 billion in the period from the conclusion of that meeting until the conclusion of the next annual general meeting of the shareholders.

   For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see "Item 10--Additional Information--Taxation."

ITEM 10--ADDITIONAL INFORMATION

Memorandum and Articles of Association

   Information relating to the provisions of NTT's Articles of Incorporation and NTT's Share Handling Regulations, which are incorporated by reference as exhibits to this report on Form 20-F, and of the Japanese Commercial Code and the NTT Law are described under the caption "Description of the Shares" in NTT's Registration Statement on Form F-3 (Regulation No. 333-46912). Such description is hereby incorporated by reference into this annual report on Form 20-F.

   The law amending the Commercial Code, Etc. (Law No. 79 of 2001) ("Law No. 79") abolished the systems of par value shares and fractional share certificates. In addition, the rights accorded to fractional shareholders as previously stated in the Articles of Incorporation became recognized under the Commercial Code. In line with these amendments to the Commercial Code, shareholders of NTT at the general meeting of shareholders held on June 27, 2002 approved the necessary amendments to the Articles of Incorporation to remove the various stipulations governing par value shares, fractional share certificates, the rights of fractional shareholders and so on. Law No. 79 also changed the basis for determining a quorum for the purposes of resolutions for the election of directors and corporate auditors from the total number of issued shares to the number of voting rights of all the shareholders. In line with such amendments to the Commercial Code, amendments to the Articles of Incorporation were also adopted to specify the necessary stipulations concerning the election of directors and corporate auditors (Articles 6, 11, 18, 24 and 30).

   The law amending the Commercial Code, Etc. (Law No. 128 of 2001) ("Law No. 128") stipulated that the register of shareholders and the register of fractional shares may be recorded using electromagnetic recording. In line with this amendment, shareholders also adopted amendments to the Articles of Incorporation to modify the parts of the current Articles of Incorporation governing the register of shareholders and the register of fractional shares. Law No. 128 also modified convertible bonds into bonds with subscription rights, and recognized the power of the Board of Directors to determine the effective date of the issuance of new stock in relation to dividends and interim dividends associated with the exercising of subscription rights. In line with this amendment to the Commercial Code, the adopted amendments to the Articles of Incorporation removed the stipulations governing the conversion of convertible bonds and dividends and interim dividends (Articles 7, 9, 10, 29, 30 and 31).

   In addition, on June 27, 2002, shareholders also approved various changes to the Articles of Incorporation caused by the re-numbering of some Articles and the removal of certain supplementary provisions to the Articles of Incorporation dating from the time of the company's establishment, together with the names and addresses of the promoters for the purpose of incorporation.

   During fiscal 2003, in accordance with Article 212 of the Commercial Code, NTT cancelled 202,145 Shares of treasury stock. In line with this action, the general meeting of shareholders of NTT held on June 27, 2003 approved the necessary amendment to the Articles of Incorporation to reflect the current total number of authorized Shares (Article 5).

   The law amending the Commercial Code, Etc. (Law No. 44 of 2002) ("Law No. 44") established a new system of nullification procedure for share certificates. In line with this amendment to the Commercial Code, shareholders of NTT at the general meeting of shareholders held on June 27, 2003 approved the necessary amendments to the Articles of Incorporation to incorporate the new system of nullification of Shares. Law No. 44 also allowed the relaxation of the quorum requirement for a special resolution at general meetings of shareholders by a provision in the Articles of Incorporation. In line with this amendment to the Commercial Code, an amendment to the Articles of Incorporation was also adopted to ensure that such quorum requirement (a two-thirds majority vote of shareholders present at a meeting at which shareholders present hold Shares representing in the aggregate one-third or more of the total number of voting rights of shareholders) for a special resolution is more consistently satisfied (Articles 6, 9 and 12).

   The law amending the Commercial Code and the law of special exceptions to the Commercial Code regarding corporate auditing (Law No. 149 of 2002) took effect and the term of the office of a statutory auditor has been extended from three years to four years. In accordance with this change, the shareholders of NTT approved at their general meeting held on June 27, 2003 the necessary amendment to the Articles of Incorporation to reflect the new term of the office of the statutory auditors. In addition, with respect to the number of statutory auditors, NTT proposed to raise the maximum number of statutory auditors from four to five to strengthen and improve its auditing systems. Accordingly, the shareholders of NTT approved at their general meeting held on June 27, 2003 the necessary amendment to the Articles of Incorporation to reflect the new number of statutory auditors (Articles 21 and 23).

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

  Restrictions on Foreign Ownership

   Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares, have been allowed to own Shares. Currently, the aggregate amount of NTT's voting rights which may be owned by:

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

   Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to Shares or Shares represented by ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for only a five year period that commences on January 1, 2003, and ends December 31, 2008. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder's U.S. federal income tax liability or as a deduction in computing the U.S. holder's gross income. Dividends generally will be foreign source income but generally will be treated separately, together with other items of "passive income" (or in the case of certain holders, "financial services income") for foreign tax credit limitation purposes. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

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

   U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder's holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the "financial services income" basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder's allowable foreign tax credit may be reduced.

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

   Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to non-corporate holders. A 28% backup withholding tax also may apply to amounts paid to non-corporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability.

Documents on Display

   NTT is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. In accordance with these requirements, NTT files annual reports and other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and in New York, New York, at an address to be determined. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and some of the other information submitted by NTT to the SEC may be accessed through this web site.

ITEM 11--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

   The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and stock prices of investments.

   NTT Group from time to time enters into derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its main exposure to loss in relation to underlying debt instruments or assets that may result from adverse fluctuations in foreign currency exchange rates and interest rates. NTT Group does not use derivative financial instruments for trading purposes. The use of derivative financial instruments are based on specific internal rules and are subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most case, derivative instruments are integrated as part of debt transactions or financial assets and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt or assets.

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

   Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2003:

                                                    2003
                                         --------------------------
                                          Carrying
                                           amount    Fair value/(1)/
                                         ----------- --------------
                                             (millions of yen)
           Available-for sale securities (Yen)73,208  (Yen)67,600
           Held-to-maturity securities.. (Yen)37,189  (Yen)37,666

   -----
  (1) Information for reference.

   Details of maturities and fair values of held-to-maturity securities were as follows:

                                                       2003
                                            --------------------------
                                             Carrying
                                              amount    Fair value/(1)/
                                            ----------- --------------
                                                (millions of yen)
         Due within 1 year................. (Yen)11,104  (Yen)11,338
         Due after 1 year through 5 years..      21,585       21,935
         Due after 5 years through 10 years       4,500        4,393
         Due after 10 years................          --           --

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

   Amounts of NTT Group's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2003.

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

   For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2003.

   The information is presented in Japanese yen equivalents, which is NTT Group's reporting currency. The instruments' actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

                                 Average           Carrying amount and maturity date (year ending March 31)
                                 Interest --------------------------------------------------------------------------     Fair
                                   Rate     2004       2005       2006      2007      2008    Thereafter     Total       value
                                 -------- --------  ----------  --------  --------  --------  ----------  ----------  ----------
                                                                             (millions of yen)
Long-term debt including
 Current portion
  Japanese yen bonds and notes:.   1.7%   (105,845)   (271,422) (311,093) (299,347) (375,914) (1,497,872) (2,861,493) (3,052,189)
  U.S. dollar notes:............   5.7%    (60,528)         36        36        36  (142,880)          0    (203,300)   (219,073)
  Swiss franc bonds.............   5.1%          0           0    (7,998)        0         0           0      (7,998)     (8,643)
  Sterling pound bonds:            7.4%    (48,336)          0         0         0         0           0     (48,336)    (49,621)
  Euro notes:...................   3.8%         96          96        96   (98,482)        0           0     (98,194)   (101,910)
  Indebtedness to banks--
   Japanese yen loans:..........   1.5%   (604,473)   (809,343) (393,939) (212,811) (180,683)   (805,221) (3,006,470) (3,138,301)
   U.S. dollar loans:...........   1.8%     (2,383)     (6,334)  (30,941)        0   (13,342)          0     (53,000)    (53,000)
                                          --------  ----------  --------  --------  --------  ----------  ----------  ----------
      Subtotal..................          (821,469) (1,086,967) (743,839) (610,604) (712,819) (2,303,093) (6,278,791) (6,622,737)
Forward exchange contracts......             2,844         747      (232)        0         0           0       3,359       3,359
Currency swap agreements........             2,219        (340)      471     3,575    (5,440)         15         500         500
                                          --------  ----------  --------  --------  --------  ----------  ----------  ----------
      Total.....................          (816,406) (1,086,560) (743,600) (607,029) (718,259) (2,303,078) (6,274,932) (6,618,878)

                                            Notional amount and average interest rate
                                                     (year ending March 31)
                                       --------------------------------------------------   Fair
                                         2004    2005    2006    2007    2008   Thereafter  value
                                       -------  ------  ------  ------  ------  ---------- ------
                                                            (millions of yen)
Interest rate swap agreements
  Floating to Fixed (Japanese yen).... 196,187  71,037  36,785  22,225  21,075    21,000   (3,470)
   Average pay rate...................     0.8%    1.0%    1.0%    1.3%    1.3%      1.3%
   Average receive rate...............     0.2%    0.2%    0.1%    0.1%    0.0%      0.0%
  Fixed to Floating (Japanese yen)....  48,500  41,000   1,000       0       0         0    4,293
   Average pay rate...................     0.1%    0.1%    0.1%     --      --        --
   Average receive rate...............     3.5%    3.3%    3.5%     --      --        --
  Floating to Floating (Japanese yen).  23,000  22,000  22,000  21,000  21,000    21,000      515
   Average pay rate...................     0.0%    0.0%    0.0%    0.0%    0.0%      0.0%
   Average receive rate...............     0.7%    0.7%    0.7%    0.6%    0.6%      0.6%

ITEM 12--DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not applicable.

                                    PART II

ITEM 13--DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   Not applicable.

ITEM 14--MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

   Not applicable.

ITEM 15--CONTROLS AND PROCEDURES

   NTT Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those NTT Group maintains with respect to its consolidated subsidiaries.

   Within 90 days prior to the filing date of this report, NTT's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group's disclosure controls and procedures. Based on that evaluation, under the supervision and with the participation of NTT's management, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of the evaluation, these disclosure controls and procedures were effective in all material respects. There were no significant changes in NTT Group's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer, nor were there any significant deficiencies or material weakness in these internal controls requiring corrective actions.

ITEM 16A--AUDIT COMMITTEE FINANCIAL EXPERT

   Not applicable.

ITEM 16B--CODE OF ETHICS

   Not applicable.

ITEM 16C--PRINCIPAL ACCOUNTANT FEES AND SERVICES

   Not applicable.

ITEM 16D--EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

   Not applicable.

                                   PART III

ITEM 17--FINANCIAL STATEMENTS

   Not applicable.

ITEM 18--FINANCIAL STATEMENTS

   The Reports of Independent Accountants, Consolidated Balance Sheets of NTT at March 31, 2003 and 2002, Consolidated Statements of Income, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2001, 2002 and 2003 and the Notes to the Consolidated Financial Statements, and Schedule II--Valuation and Qualifying Accounts, appear as pages F-1 through F-54.

ITEM 19--EXHIBITS

   (a)  Financial Statements

   See accompanying index to the Consolidated Financial Statements.

   (b)  Exhibits

Exhibit
Number  Description
------  -----------

  1.1   Amended Articles of Incorporation of NTT (English translation thereof).

  1.2   Amended Share Handling Regulations of NTT (English translation thereof).

  1.3   Amended Regulations of Board of Directors of NTT (English translation thereof) (incorporated by reference to NTT's Form 20-F filed July 23, 2002).

  8.1   List of Subsidiaries.

 12.1   Consent of Independent Auditors.

 12.2   Independent Auditors' Consent.

 12.3   Consent of Independent Accountants.

 12.4   Independent Auditors' Report.

 12.5*  Chief Executive Officer's Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
        (18 U.S.C. Section 1350).

 12.6*  Chief Financial Officer's Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
        (18 U.S.C. Section 1350).

 12.7   Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and subsidiaries from the AT&T Wireless Services, Inc. annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 25, 2003.

--------
*  Deemed to be furnished to the SEC.

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

                                              NIPPON TELEGRAPH AND TELEPHONE
                                                     CORPORATION

                                              By:        /s/  NORIO WADA
                                                  -----------------------------
                                                           Norio Wada
                                                            President
                                                     Chief Executive Officer

Date: July 3, 2003

                                CERTIFICATIONS

I, Norio Wada, certify that:

1. I have reviewed this annual report on Form 20-F of Nippon Telegraph and Telephone Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 3, 2003

                                                         /s/  NORIO WADA
                                            By:   -----------------------------
                                                           Norio Wada
                                                            President
                                                     Chief Executive Officer

                                CERTIFICATIONS

I, Toyohiko Takabe, certify that:

1. I have reviewed this annual report on Form 20-F of Nippon Telegraph and Telephone Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 3, 2003

                                                      /s/  TOYOHIKO TAKABE
                                              By: -----------------------------
                                                         Toyohiko Takabe
                                                      Senior Executive Vice
                                                            President
                                                     Chief Financial Officer

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----

Report of independent auditors..................................................................  F-2

Consolidated balance sheets at March 31, 2002 and 2003..........................................  F-3

Consolidated statements of income for each of the three years ended March 31, 2003..............  F-5

Consolidated statements of shareholders' equity for each of the three years ended March 31, 2003  F-6

Consolidated statements of cash flows for each of the three years ended March 31, 2003..........  F-7

Notes to consolidated financial statements......................................................  F-9

Financial statement schedule for the three years ended March 31, 2003:

   Schedule II--Valuation and qualifying accounts............................................... F-54

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone Corporation
(Nippon Denshin Denwa Kabushiki Kaisha)

   In our opinion, based upon our audit and the report of other auditors, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of NTT DoCoMo, Inc., a 62.97%-owned subsidiary, which statements reflect total assets of (Yen)6,067,225 million and (Yen)6,058,007 million ($50,483 million) at March 31, 2002 and 2003, respectively, and total revenues of (Yen)4,178,056 million,
(Yen)4,659,254 million and (Yen)4,809,088 million ($40,076 million) for each of the three years in the period ended March 31, 2003. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

   As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for commissions paid to agents effective April 1, 2002.

   As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivatives instruments and hedging activities and for goodwill and other intangible assets effective April 1, 2001.

/s/ PricewaterhouseCoopers

Tokyo, Japan
June 27, 2003

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   March 31

                                                               2002              2003            2003
                                                         ----------------  ----------------  ------------
                                                                   Millions of yen           Millions of
                                                                                             U.S. dollars
                                                                                               (Note 3)
                        ASSETS
Current assets:
   Cash and cash equivalents (Note 5)................... (Yen)  1,319,185  (Yen)  1,313,066   $  10,942
   Notes and accounts receivable, trade (Note 4)........        2,164,991         1,773,812      14,782
   Allowance for doubtful accounts......................          (43,005)          (41,981)       (350)
   Inventories (Note 6).................................          193,685           179,072       1,492
   Prepaid expenses and other current assets............          378,139           494,096       4,118
   Deferred income taxes (Note 13)......................          274,760           231,611       1,930
                                                         ----------------  ----------------   ---------
       Total current assets.............................        4,287,755         3,949,676      32,914
                                                         ----------------  ----------------   ---------
Property, plant and equipment (Notes 2 and 17):
   Telecommunications equipment.........................       13,503,215        13,697,334     114,144
   Telecommunications service lines.....................       12,102,031        12,302,142     102,518
   Buildings and structures.............................        5,403,192         5,497,800      45,815
   Machinery, vessels and tools.........................        1,964,070         1,982,720      16,523
   Land.................................................          802,083           829,437       6,912
   Construction in progress.............................          391,023           374,499       3,121
                                                         ----------------  ----------------   ---------
                                                               34,165,614        34,683,932     289,033
   Accumulated depreciation.............................      (22,667,928)      (23,626,024)   (196,884)
                                                         ----------------  ----------------   ---------
                                                               11,497,686        11,057,908      92,149
                                                         ----------------  ----------------   ---------
Investments and other assets:
   Investments in affiliated companies (Notes 7 and 23).        1,258,663           448,809       3,740
   Marketable securities and other investments (Note 8).          182,771           195,959       1,633
   Goodwill, net (Notes 9 and 20).......................          106,209           204,062       1,701
   Other intangibles, net (Notes 9 and 11)..............        1,471,149         1,369,604      11,413
   Other assets (Notes 10 and 11).......................          550,793           607,162       5,059
   Deferred income taxes (Note 13)......................        2,069,780         1,950,420      16,254
                                                         ----------------  ----------------   ---------
                                                                5,639,365         4,776,016      39,800
                                                         ----------------  ----------------   ---------
                                                         (Yen) 21,424,806  (Yen) 19,783,600   $ 164,863
                                                         ================  ================   =========

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   March 31

                                                                              2002             2003           2003
                                                                        ---------------  ---------------  ------------
                                                                                 Millions of yen          Millions of
                                                                                                          U.S. dollars
                                                                                                            (Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings (Note 10)..................................... (Yen)   600,505  (Yen)   411,891    $  3,433
   Current portion of long-term debt (Notes 10 and 22).................         755,112          821,469       6,846
   Accounts payable, trade (Note 4)....................................       1,415,306        1,359,527      11,329
   Accrued payroll (Note 12)...........................................         674,867          570,399       4,753
   Accrued interest....................................................          31,176           23,879         199
   Accrued taxes on income.............................................         343,485          211,607       1,763
   Accrued consumption tax (Note 14)...................................          74,580           78,886         657
   Advances received...................................................          50,884           62,383         520
   Other (Notes 12, 13 and 17).........................................         186,077          226,350       1,886
                                                                        ---------------  ---------------    --------
       Total current liabilities.......................................       4,131,992        3,766,391      31,386
                                                                        ---------------  ---------------    --------
Long-term liabilities:
   Long-term debt (Notes 10 and 22)....................................       5,445,166        5,457,322      45,478
   Obligations under capital leases (Note 17)..........................         329,689          309,132       2,576
   Liability for employees' severance payments (Notes 11 and 12).......       3,264,791        2,506,535      20,888
   Other (Note 13).....................................................         878,755          580,316       4,836
                                                                        ---------------  ---------------    --------
                                                                              9,918,401        8,853,305      73,778
                                                                        ---------------  ---------------    --------
Minority interest in consolidated subsidiaries.........................       1,509,361        1,526,309      12,719
                                                                        ---------------  ---------------    --------
Shareholders' equity (Note 15):
   Common stock, no par value--
       Authorized--62,322,590 shares in 2002 and 62,120,445 shares in 2003
       Issued and outstanding--16,134,590 shares in 2002 and
         15,932,445 shares in 2003.....................................         937,950          937,950       7,816
   Additional paid-in capital..........................................       2,669,736        2,669,736      22,248
   Retained earnings...................................................       2,181,491        2,246,996      18,725
   Accumulated other comprehensive income (loss) (Notes 8, 11
     and 22)...........................................................          75,974         (217,083)     (1,809)
   Treasury stock, at cost--215 shares in 2002 and 9 shares in 2003....             (99)              (4)         (0)
                                                                        ---------------  ---------------    --------
                                                                              5,865,052        5,637,595      46,980
                                                                        ---------------  ---------------    --------

Commitments and contingent liabilities (Note 23).......................
                                                                        (Yen)21,424,806  (Yen)19,783,600    $164,863
                                                                        ===============  ===============    ========

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                              Year Ended March 31

                                                                                            2001             2002
                                                                                      ---------------  ---------------
                                                                                                       Millions of yen


Operating revenues (Note 4):
   Voice transmission services:...................................................... (Yen) 7,282,599  (Yen) 6,996,482
    Fixed communications.............................................................       4,089,073        3,639,833
    Mobile communications............................................................       3,193,526        3,356,649
   Data transmission services........................................................         592,712        1,038,642
   Leased circuit....................................................................         490,876          524,326
   Sale of telecommunication equipment (Note 2)......................................         794,414          706,334
   System integration................................................................       1,034,206          927,656
   Miscellaneous.....................................................................         641,981          834,313
                                                                                      ---------------  ---------------
                                                                                           10,836,788       11,027,753
                                                                                      ---------------  ---------------
Operating expenses (Notes 4, 12 and 18):
   Personnel (Note 11)...............................................................       2,470,289        2,371,695
   Cost of services and equipment sold, and selling, general and administrative expenses (exclusive of personnel expenses above)
    (Note 2).........................................................................       4,570,880        4,841,218
   Depreciation, amortization and loss on disposal of property, plant and
    equipment (Note 9)...............................................................       2,750,161        2,670,906
   Write-down of goodwill and other intangible assets (Note 9).......................              --          231,804
   Restructuring charge (Note 12)....................................................              --          639,214
   Other.............................................................................         210,652          211,382
                                                                                      ---------------  ---------------
                                                                                           10,001,982       10,966,219
                                                                                      ---------------  ---------------
Operating income.....................................................................         834,806           61,534
                                                                                      ---------------  ---------------
Other expenses (income):
   Interest and amortization of bond discounts and issue costs (Note 2)..............         165,934          142,280
   Interest income...................................................................         (33,383)         (30,684)
   Gains on sales of subsidiary stock (Notes 19 and 20)..............................        (516,599)              --
   Gains on sales of investments in affiliated company (Note 7)......................         (76,100)              --
   Other, net (Notes 8 and 21).......................................................         (10,203)          40,396
                                                                                      ---------------  ---------------
                                                                                             (470,351)         151,992
                                                                                      ---------------  ---------------
Income (loss) before income taxes....................................................       1,305,157          (90,458)
                                                                                      ---------------  ---------------
Income tax expense (benefit) (Note 13):
   Current...........................................................................         524,933          544,625
   Deferred..........................................................................          67,273         (618,004)
                                                                                      ---------------  ---------------
                                                                                              592,206          (73,379)
                                                                                      ---------------  ---------------
Income (loss) before minority interest, equity in earnings (losses) of affiliated
 companies and cumulative effect of accounting changes...............................         712,951          (17,079)
Minority interest in consolidated subsidiaries.......................................        (161,324)             977
Equity in earnings (losses) of affiliated companies (including write-down of
 (Yen)653,751 million and (Yen)319,564 million ($2,663 million), net of income taxes,
 in affiliates in 2002 and 2003) (Note 7)............................................         (17,808)        (668,688)
                                                                                      ---------------  ---------------
Income (loss) before cumulative effect of accounting changes.........................         533,819         (684,790)
Cumulative effect of accounting changes (net of income taxes of (Yen)108,534 million and (Yen)25,852 million ($215 million) in 2002 and 2003 and net of
 minority interest of (Yen)12,836 million ($107 million) in 2003) (Note 2)...........              --         (149,882)
                                                                                      ---------------  ---------------
Net income (loss).................................................................... (Yen)   533,819  (Yen)  (834,672)
                                                                                      ===============  ===============

                                                                                            2001             2002
                                                                                      ---------------  ---------------
                                                                                                             Yen

Per share of common stock:
   Income (loss) before cumulative effect of accounting changes...................... (Yen) 33,465.58  (Yen)(42,442.49)
   Cumulative effect of accounting changes...........................................              --        (9,289.51)
   Net income (loss).................................................................       33,465.58       (51,732.00)
   Cash dividends, applicable to earnings for the year (Note 15).....................        5,000.00         5,000.00

                                                                                            2003           2003
                                                                                      ---------------  ------------
                                                                                                       Millions of
                                                                                                        U.S. dollars
                                                                                                          (Note 3)
Operating revenues (Note 4):
   Voice transmission services:...................................................... (Yen) 6,712,044    $55,934
    Fixed communications.............................................................       3,330,216     27,752
    Mobile communications............................................................       3,381,828     28,182
   Data transmission services........................................................       1,262,644     10,522
   Leased circuit....................................................................         485,004      4,041
   Sale of telecommunication equipment (Note 2)......................................         616,436      5,137
   System integration................................................................         844,677      7,039
   Miscellaneous.....................................................................       1,002,341      8,353
                                                                                      ---------------    -------
                                                                                           10,923,146     91,026
                                                                                      ---------------    -------
Operating expenses (Notes 4, 12 and 18):
   Personnel (Note 11)...............................................................       2,139,394     17,828
   Cost of services and equipment sold, and selling, general and administrative expenses (exclusive of personnel expenses above)
    (Note 2).........................................................................       4,501,693     37,514
   Depreciation, amortization and loss on disposal of property, plant and
    equipment (Note 9)...............................................................       2,649,942     22,083
   Write-down of goodwill and other intangible assets (Note 9).......................          36,941        308
   Restructuring charge (Note 12)....................................................              --         --
   Other.............................................................................         231,619      1,930
                                                                                      ---------------    -------
                                                                                            9,559,589     79,663
                                                                                      ---------------    -------
Operating income.....................................................................       1,363,557     11,363
                                                                                      ---------------    -------
Other expenses (income):
   Interest and amortization of bond discounts and issue costs (Note 2)..............         129,811      1,082
   Interest income...................................................................         (26,321)      (220)
   Gains on sales of subsidiary stock (Notes 19 and 20)..............................        (138,718)    (1,156)
   Gains on sales of investments in affiliated company (Note 7)......................              --         --
   Other, net (Notes 8 and 21).......................................................          (6,240)       (52)
                                                                                      ---------------    -------
                                                                                              (41,468)      (346)
                                                                                      ---------------    -------
Income (loss) before income taxes....................................................       1,405,025     11,709
                                                                                      ---------------    -------
Income tax expense (benefit) (Note 13):
   Current...........................................................................         392,973      3,275
   Deferred..........................................................................         311,298      2,594
                                                                                      ---------------    -------
                                                                                              704,271      5,869
                                                                                      ---------------    -------
Income (loss) before minority interest, equity in earnings (losses) of affiliated
 companies and cumulative effect of accounting changes...............................         700,754      5,840
Minority interest in consolidated subsidiaries.......................................        (114,980)      (958)
Equity in earnings (losses) of affiliated companies (including write-down of
 (Yen)653,751 million and (Yen)319,564 million ($2,663 million), net of income taxes,
 in affiliates in 2002 and 2003) (Note 7)............................................        (329,536)    (2,746)
                                                                                      ---------------    -------
Income (loss) before cumulative effect of accounting changes.........................         256,238      2,136
Cumulative effect of accounting changes (net of income taxes of (Yen)108,534 million and (Yen)25,852 million ($215 million) in 2002 and 2003 and net of
 minority interest of (Yen)12,836 million ($107 million) in 2003) (Note 2)...........         (22,880)      (191)
                                                                                      ---------------    -------
Net income (loss).................................................................... (Yen)   233,358    $ 1,945
                                                                                      ===============    =======

                                                                                            2003           2003
                                                                                      ---------------  ------------
                                                                                                       U.S. dollars
                                                                                                          (Note 3)
Per share of common stock:
   Income (loss) before cumulative effect of accounting changes...................... (Yen) 15,975.52    $133.13
   Cumulative effect of accounting changes...........................................       (1,426.49)    (11.89)
   Net income (loss).................................................................       14,549.03     121.24
   Cash dividends, applicable to earnings for the year (Note 15).....................        5,000.00      41.67

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                              Year Ended March 31

                                                                  2001            2002            2003           2003
                                                             --------------  --------------  --------------  ------------
                                                                             Millions of yen                 Millions of
                                                                                                             U.S. dollars
                                                                                                               (Note 3)
Common stock (Note 15):
   At beginning of year..................................... (Yen)  795,600  (Yen)  937,950  (Yen)  937,950    $ 7,816
   Issuance of common stock.................................        142,350              --              --         --
                                                             --------------  --------------  --------------    -------
   At end of year...........................................        937,950         937,950         937,950      7,816
                                                             --------------  --------------  --------------    -------
Additional paid-in capital (Note 15):
   At beginning of year.....................................      2,530,476       2,669,736       2,669,736     22,248
   Issuance of common stock.................................        139,260              --              --         --
                                                             --------------  --------------  --------------    -------
   At end of year...........................................      2,669,736       2,669,736       2,669,736     22,248
                                                             --------------  --------------  --------------    -------
Retained earnings (Note 15):
   At beginning of year.....................................      2,648,286       3,096,836       2,181,491     18,179
   Appropriations--
       Cash dividends.......................................        (39,587)        (40,336)        (40,336)      (336)
   Interim distribution--
       Cash dividends.......................................        (39,586)        (40,337)        (40,335)      (336)
   Net income (loss)........................................        533,819        (834,672)        233,358      1,945
   Purchase and retirement of common stock..................             --              --         (87,182)      (727)
   Other change.............................................         (6,096)             --              --         --
                                                             --------------  --------------  --------------    -------
   At end of year...........................................      3,096,836       2,181,491       2,246,996     18,725
                                                             --------------  --------------  --------------    -------
Accumulated comprehensive income (loss) (Notes 8, 11, 15 and
  22):
   At beginning of year.....................................         40,262          51,641          75,974        633
   Other comprehensive income (loss)........................         11,379          24,333        (293,057)    (2,442)
                                                             --------------  --------------  --------------    -------
   At end of year...........................................         51,641          75,974        (217,083)    (1,809)
                                                             --------------  --------------  --------------    -------
Treasury stock, at cost (Note 15)
   At beginning of year.....................................            (51)             (9)            (99)        (1)
   Net change in treasury stock.............................             42             (90)             95          1
                                                             --------------  --------------  --------------    -------
   At end of year...........................................             (9)            (99)             (4)        (0)
                                                             --------------  --------------  --------------    -------
Shareholders' equity at end of year......................... (Yen)6,756,154  (Yen)5,865,052  (Yen)5,637,595    $46,980
                                                             ==============  ==============  ==============    =======
Summary of total comprehensive income (loss) (Note 15):
   Net income (loss)........................................ (Yen)  533,819  (Yen) (834,672) (Yen)  233,358    $ 1,945
   Other comprehensive income (loss) (Notes 8, 11, 15 and
     22)....................................................         11,379          24,333        (293,057)    (2,442)
                                                             --------------  --------------  --------------    -------
Comprehensive income (loss)                                  (Yen)  545,198  (Yen) (810,339) (Yen)  (59,699)   $  (497)
                                                             ==============  ==============  ==============    =======

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year Ended March 31

                                                                                      2001             2002
                                                                                ---------------  ---------------
                                                                                                 Millions of yen


Cash flows from operating activities:
  Net income (loss)............................................................ (Yen)   533,819  (Yen)  (834,672)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities--
   Depreciation and amortization (Note 9)......................................       2,468,956        2,435,587
   Deferred taxes (Note 13)....................................................          67,273         (618,004)
   Minority interest in consolidated subsidiaries..............................         161,324             (977)
   Cumulative effect of accounting changes (Note 2)............................              --          149,882
   Write-down of goodwill and other intangible assets (Note 9).................              --          231,804
   Loss on disposal of property, plant and equipment...........................         207,244          171,918
   Gains on sales of subsidiary stock (Notes 19 and 20)........................        (516,599)              --
   Gains on sales of investments in affiliated company (Note 7)................         (76,100)              --
   Equity in (earnings) losses of affiliated companies (Note 7)................          17,808          668,688
   (Increase) decrease in notes and accounts receivable, trade.................        (479,274)          25,200
   (Increase) decrease in inventories..........................................         (26,885)          28,436
   (Increase) decrease in other current assets.................................         156,104           21,224
   Increase (decrease) in accounts payable, trade and accrued payroll
    (Note 12)..................................................................         427,463         (248,815)
   Increase (decrease) in accrued consumption tax..............................          25,556          (46,029)
   Increase (decrease) in accrued interest.....................................          (4,100)          (4,956)
   Increase (decrease) in advances received....................................         (21,681)         (14,169)
   Increase (decrease) in accrued taxes on income..............................         (24,470)           9,326
   Increase (decrease) in other current liabilities (Note 12)..................          59,161          (38,227)
   Increase (decrease) in liability for employees' severance payments, net of
    deferred pension costs (Note 12)...........................................         (43,059)         199,911
   Increase (decrease) in other long-term liabilities..........................          62,086           53,280
   Other (Note 8)..............................................................          14,177          123,622
                                                                                ---------------  ---------------
      Net cash provided by operating activities................................       3,008,803        2,313,029
                                                                                ---------------  ---------------
Cash flows from investing activities:
  Payments for property, plant and equipment...................................      (2,518,785)      (2,051,676)
  Proceeds from sale of property, plant and equipment..........................          25,866           14,810
  Payments for purchase of investments.........................................      (1,922,849)        (128,713)
  Proceeds from sale of marketable equity securities and other investments
   (Note 8)....................................................................         169,847           38,927
  Acquisition of intangible and other assets...................................        (329,031)        (249,068)
  Purchase of subsidiary net of cash acquired (Note 9).........................        (491,573)              --
                                                                                ---------------  ---------------
      Net cash used in investing activities.................................... (Yen)(5,066,525) (Yen)(2,375,720)
                                                                                ---------------  ---------------

                                                                                      2003           2003
                                                                                ---------------  ------------
                                                                                                 Millions of
                                                                                                  U.S. dollars
                                                                                                    (Note 3)
Cash flows from operating activities:
  Net income (loss)............................................................ (Yen)   233,358    $  1,945
  Adjustments to reconcile net income (loss) to net cash provided by operating activities--
   Depreciation and amortization (Note 9)......................................       2,377,764      19,815
   Deferred taxes (Note 13)....................................................         311,298       2,594
   Minority interest in consolidated subsidiaries..............................         114,980         958
   Cumulative effect of accounting changes (Note 2)............................          22,880         191
   Write-down of goodwill and other intangible assets (Note 9).................          36,941         308
   Loss on disposal of property, plant and equipment...........................         225,282       1,877
   Gains on sales of subsidiary stock (Notes 19 and 20)........................        (138,718)     (1,156)
   Gains on sales of investments in affiliated company (Note 7)................              --          --
   Equity in (earnings) losses of affiliated companies (Note 7)................         329,536       2,746
   (Increase) decrease in notes and accounts receivable, trade.................         389,570       3,246
   (Increase) decrease in inventories..........................................           7,267          61
   (Increase) decrease in other current assets.................................        (111,458)       (929)
   Increase (decrease) in accounts payable, trade and accrued payroll
    (Note 12)..................................................................         (39,205)       (327)
   Increase (decrease) in accrued consumption tax..............................           4,309          36
   Increase (decrease) in accrued interest.....................................          (7,284)        (61)
   Increase (decrease) in advances received....................................          11,542          96
   Increase (decrease) in accrued taxes on income..............................        (131,879)     (1,099)
   Increase (decrease) in other current liabilities (Note 12)..................          52,904         441
   Increase (decrease) in liability for employees' severance payments, net of
    deferred pension costs (Note 12)...........................................      (1,193,281)     (9,944)
   Increase (decrease) in other long-term liabilities..........................          22,288         186
   Other (Note 8)..............................................................         (79,578)       (663)
                                                                                ---------------    --------
      Net cash provided by operating activities................................       2,438,516      20,321
                                                                                ---------------    --------
Cash flows from investing activities:
  Payments for property, plant and equipment...................................      (1,725,536)    (14,379)
  Proceeds from sale of property, plant and equipment..........................          89,572         746
  Payments for purchase of investments.........................................         (61,786)       (515)
  Proceeds from sale of marketable equity securities and other investments
   (Note 8)....................................................................          28,868         241
  Acquisition of intangible and other assets...................................        (318,135)     (2,651)
  Purchase of subsidiary net of cash acquired (Note 9).........................              --          --
                                                                                ---------------    --------
      Net cash used in investing activities.................................... (Yen)(1,987,017)   $(16,558)
                                                                                ---------------    --------

       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year Ended March 31

                                                                                   2001            2002             2003
                                                                              --------------  --------------  ---------------
                                                                                              Millions of yen


Cash flows from financing activities:
  Proceeds from issuance of long-term debt................................... (Yen)1,015,206  (Yen)1,751,665  (Yen) 1,065,248
  Payments for settlement of long-term debt..................................       (871,018)       (842,471)      (1,024,229)
  Dividends paid.............................................................        (79,173)        (80,673)         (80,671)
  Proceeds from issuance of common stock.....................................        281,610              --               --
  Purchase and retirement of common stock (Note 15)..........................             --              --          (87,087)
  Proceeds from minority shareholders' payments..............................        930,005              --               --
  Payments for acquisition of subsidiary's stocks from minority shareholders
   (Note 20).................................................................             --              --          (86,256)
  Net increase (decrease) in short-term borrowings and other.................        497,286        (371,138)        (241,175)
                                                                              --------------  --------------  ---------------
   Net cash provided by (used in) financing activities.......................      1,773,916         457,383         (454,170)
                                                                              --------------  --------------  ---------------
Effect of exchange rate changes on cash and cash equivalents.................         29,087          23,938           (3,448)
                                                                              --------------  --------------  ---------------
Net increase (decrease) in cash and cash equivalents.........................       (254,719)        418,630           (6,119)
Cash and cash equivalents at beginning of year...............................      1,155,274         900,555        1,319,185
                                                                              --------------  --------------  ---------------
Cash and cash equivalents at end of year (Note 5)............................ (Yen)  900,555  (Yen)1,319,185  (Yen) 1,313,066
                                                                              ==============  ==============  ===============
Cash paid during the year for:
  Interest................................................................... (Yen)  169,189  (Yen)  145,858  (Yen)   136,123
  Income taxes...............................................................        303,427         530,663          664,238
Noncash investing and financing activities:
  Purchase of minority interests of consolidated subsidiaries through share
   exchanges (Note 20).......................................................             --              --          275,341
  Capital lease obligations incurred during the year.........................          3,647          23,034           12,176

                                                                                  2003
                                                                              ------------
                                                                              Millions of
                                                                                U.S. dollars
                                                                                  (Note 3)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt...................................   $ 8,877
  Payments for settlement of long-term debt..................................    (8,535)
  Dividends paid.............................................................      (672)
  Proceeds from issuance of common stock.....................................        --
  Purchase and retirement of common stock (Note 15)..........................      (726)
  Proceeds from minority shareholders' payments..............................        --
  Payments for acquisition of subsidiary's stocks from minority shareholders
   (Note 20).................................................................      (719)
  Net increase (decrease) in short-term borrowings and other.................    (2,010)
                                                                                -------
   Net cash provided by (used in) financing activities.......................    (3,785)
                                                                                -------
Effect of exchange rate changes on cash and cash equivalents.................       (29)
                                                                                -------
Net increase (decrease) in cash and cash equivalents.........................       (51)
Cash and cash equivalents at beginning of year...............................    10,993
                                                                                -------
Cash and cash equivalents at end of year (Note 5)............................   $10,942
                                                                                =======
Cash paid during the year for:
  Interest...................................................................   $ 1,134
  Income taxes...............................................................     5,535
Noncash investing and financing activities:
  Purchase of minority interests of consolidated subsidiaries through share
   exchanges (Note 20).......................................................     2,295
  Capital lease obligations incurred during the year.........................       101


       The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of operations:

   Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiaries ("NTT Group") conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), wireless communications (mobile phone services, PHS services, Quickcast services, etc., and incidental services), and data communications (system integration, network system services, etc.).

   Pursuant to the Nippon Telegraph and Telephone Corporation Law ("NTT Law") as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese Government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT's common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

   On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications (now the Minister of Public Management, Home Affairs, Posts and Telecommunications) for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law ("Revision Law"). On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer would occur, reorganization was implemented in which NTT became a company holding all the shares in two regional telecommunications companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance telecommunications company (NTT Communications Corporation).

   The transfers of businesses were accomplished by transferring on July 1, 1999, NTT's relevant business activities to the respective wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West") and NTT Communications Corporation ("NTT Communications").

   NTT East inherited the intra-prefectural telecommunications and related services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions. NTT West inherited the intra-prefectural telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions. NTT Communications inherited all the business activities comprising the domestic inter-prefectural telecommunications and multimedia network services and related services and was allowed to enter the international market.

2.  Summary of significant accounting policies:

   NTT and its consolidated subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan ("Japanese GAAP"), and its foreign subsidiaries in conformity with those countries of their domicile. NTT, as a regulated company, also follows the NTT Law, the Telecommunications Business Law ("Telecom Business Law") and other related accounting regulations for preparing such financial statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The accompanying consolidated financial statements incorporate certain adjustments and reclassifications to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account.

   Significant accounting policies, after reflecting adjustments for the above, are as follows:

   (1) Application of New Accounting Standards

  Accounting for commissions paid to agents

   Effective April 1, 2002, NTT Group adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The adoption results in the reclassification of certain amounts previously included in "Cost of services and equipment sold, and selling, general and administrative expenses" as a reduction of equipment sales. EITF01-09 also requires that reduction of revenues and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and corresponding expenses by (Yen)558,923 million ($4,658 million) and
(Yen)571,223 million ($4,760 million), respectively, for the year ended March 31, 2003. As required, the amounts of (Yen)491,310 million and (Yen)507,884 million, included in "Cost of services and equipment sold, and selling, general and administrative expenses" for the years ended March 31, 2001 and 2002, respectively, have also been reclassified as a reduction of net sales of telecommunication equipment. The adoption also resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in the consolidated statements of income of (Yen)22,880 million ($191 million) (net of taxes of (Yen)25,852 million ($215 million) and minority interest of
(Yen)12,836 million ($107 million)), related to the timing of recognizing the commissions to be paid. The pro forma effects of retroactive application change have not been provided because the necessary information was not previously maintained.

  Impairment or disposal of long-lived assets

   Effective April 1, 2002, NTT Group adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" but retains SFAS 121's fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurements of long-lived assets to be disposed of by sale. SFAS 144 also supercedes Accounting Principles Board ("APB") Opinion No. 30 ("APB 30") "Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of. However, it retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The adoption of SFAS 144 did not have a material impact on the results of operations and financial position of NTT.

  Costs associated with exit or disposal activities

   Effective January 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". This standard requires companies to recognize costs associated with the exit or disposal of activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will replace the existing guidance provided in Emerging Issues Task Force 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Costs to Exit an Activity (including Certain Costs Incurred in a
Restructuring)." SFAS 146 is to be applied to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the results of operations and financial position of NTT.

  Acquisition of certain financial institutions

   Effective October 1, 2002, NTT Group adopted Statement of Financial Accounting Standards No. 147 ("SFAS 147"), "Acquisition of Certain Financial Institutions." This standard requires the acquisitions of financial institutions to be accounted for under Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets" and removes the acquisition of financial institutions from the scope of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation ("FIN") No. 9 "Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS 147 is to be applied after September 30, 2002. The adoption of SFAS 147 did not have any impact on the results of operations and financial position of NTT.

  Accounting for Stock-Based Compensation

   In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also amends certain provisions of Statement of Financial Accounting Standards No. 123. SFAS 148 is to be applied prospectively in fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have any impact on the results of operations and financial position, as NTT Group does not implement stock-based compensation.

  Guarantor's Accounting and Disclosure Requirements for Guarantees

   In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. Effective for the year ended March 31, 2003, NTT Group has adopted FIN 45 and has applied the recognition and measurement provisions for all material guarantees entered into or modified beginning January 1, 2003. Although the impact of FIN 45 on NTT's future consolidated financial statements will depend upon whether NTT Group enters into or modifies any material guarantee arrangements, the adoption of FIN 45 does not have a material impact on its results of operations and financial position. The guarantee contracts, such as product warranties, that are excluded from the initial recognition and measurement requirements of FIN 45 but are required to be disclosed about certain information are immaterial for NTT Group.

  Consolidation of Variable Interest Entities

   In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 and applies immediately to Variable Interest Entities ("VIE") created after January 31, 2003 and to VIEs in which an interest is obtained

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

after that date. FIN 46 also requires disclosure of VIEs in all consolidated financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE, regardless of the date on which the VIE was created. FIN 46 is to be applied in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which NTT Group holds a variable interest that it acquired before February 1, 2003. In relation to VIEs created after January 31, 2003 and to VIEs in which an interest is obtained after that date, the adoption of FIN 46 did not have any impact on the results of operations and financial position of NTT Group. In relation to VIEs created before February 1, 2003 and to VIEs in which an interest is obtained before that date, NTT is in the process of determining the impact, if any, that the adoption of FIN 46 will have on its results of operations and financial position. However, it is reasonably possible that VIEs with assets totaling approximately (Yen)55 billion ($458 million), established exclusively to develop real estates for rental, and VIEs with assets totaling approximately
(Yen)21 billion ($175 million), established exclusively to rent certain systems, may require consolidation or disclosure. Should NTT default on all of its obligations with respect to its involvement in these entities, NTT's maximum exposure to loss would be approximately (Yen)39 billion ($325 million).

   (2) Principal Accounting Policies

  Basis of consolidation and accounting for investments in affiliated companies--

   The consolidated financial statements include the accounts of NTT and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

   The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 are reflected in the result of operations of NTT Group.

   Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT Group does not have significant influence are recorded using the cost method of accounting.

   Under Accounting Principles Board Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock," NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Revenue recognition--

   Revenue arising from voice transmission services, data communication facility services, leased circuit services and other transmission services are recognized at the time the said services are provided to customers.

   Within revenue from mobile communications services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the expected term of the contracts with customers for each service, which ranges from approximately two years to seven years depending on the service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods.

   Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income, upon delivery of the equipment primarily to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product and the risk and rewards of ownership have been substantively transferred.

   Revenue from system integration is recognized upon completion of each project.

   Provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

  Cash and cash equivalents--

   Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the consolidated statements of cash flows.

  Foreign currency translation--

   All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

   Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

   NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as "Other, net" in the consolidated statements of income.

  Marketable securities--

   Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of applicable taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

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

                Telecommunications equipment....  5 to 42 years
                Telecommunications service lines 10 to 27 years
                Buildings and structures........  3 to 75 years
                Machinery, vessels and tools....  2 to 20 years

   Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

   Included as property, plant and equipment as of March 31, 2002 and 2003 is approximately (Yen)497 billion and (Yen)778 billion ($6,483 million) in assets related to NTT DoCoMo Inc.'s FOMA service. NTT DoCoMo Inc. ("NTT DoCoMo") started the FOMA service during the year ended March 31, 2002 with a plan to expand geographic coverage in Japan over the next several years. The realizability of such assets is dependent on the successful deployment and expansion of the FOMA network and service. However, based on its current estimates and projections, management believes such assets are realizable.

  Capitalized interest--

   Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred, including in interest and amortization of bond discounts and issue costs, were (Yen)172,840 million,
(Yen)146,449 million and (Yen)134,295 million ($1,119 million), of which
(Yen)6,906 million, (Yen)4,169 million and (Yen)4,484 million ($37 million) were capitalized for the years ended March 31, 2001, 2002 and 2003, respectively.

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

  Goodwill and other intangible assets--

   Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Prior to April 1, 2001, NTT Group amortized such goodwill on a straight-line basis over the periods to be benefited, not to exceed 20 years.

   In July 2001, FASB issued SFAS 142. This statement supersedes APB Opinion No.17, "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and the provisions of SFAS 142 were effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite life intangible assets will no longer be amortized, (2) goodwill, excluding goodwill related to equity investments, will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years and (5) goodwill related to equity method investees will continue to be tested for other than temporary impairment in accordance with existing standards under APB 18. As permitted, NTT Group has elected to adopt SFAS 142 beginning on April 1, 2001. As a result of the adoption of SFAS 142, NTT Group ceased amortization of all goodwill on April 1, 2001, including embedded goodwill created through the acquisition of its investments accounted for under equity method, and recorded a net-of-tax transitional impairment loss for goodwill of (Yen)149,180 million relating to Verio Inc. ("Verio"), a subsidiary in the long distance communications and international services segment, in the cumulative effect of an accounting change in the consolidated statements of income. The fair value of that reporting unit was determined based on discounted cash flow.

   Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

  Income taxes--

   In accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," the provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Effective April 1, 2001, NTT Group adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of Statement 133," which establishes accounting and reporting and reporting standards for derivative instruments, including certain derivative financial instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 resulted in a net-of-tax decrease of
(Yen)8,250 million to accumulated other comprehensive income (loss) in the consolidated balance sheet as of March 31, 2002, as well as net-of-tax loss of
(Yen)702 million in the cumulative effect of accounting changes in the consolidated statement of income for the year ended March 31, 2002.

   In accordance with SFAS 133, all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in "Prepaid expenses and other current assets," "Other assets," "Current liabilities--Other" and "Long-term liabilities--Other" in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

   The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

   For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

   For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings.

   From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

   NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge's inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges' ineffectiveness and the component of derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported as "Other, net" in the consolidated statements of income.

   Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Net income per share--

   Basic net income per share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

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

  Comprehensive income--

   Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," as a total change in shareholders' equity, excluding capital transactions. NTT Group's comprehensive income comprises net income plus other comprehensive income
(loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders' equity and its components in Note 15.

  Recent pronouncements--

   In June 2001, FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 is effective for NTT Group beginning April 1, 2003. SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets to be recorded as a liability, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. NTT is currently reviewing applicable laws and regulatory decisions to determine whether NTT Group has a legal obligation to remove its long-lived assets and is in the process of determining the impact, if any, that the adoption of SFAS 143 will have on its results of operations and financial position.

   In April 2002, FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates and clarifies existing accounting pronouncements. Specifically, it rescinds Statement of Financial Accounting Standards No. 4 ("SFAS 4") and Statement of Financial Accounting Standards No. 64, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result of the new statement, the criteria in APB 30 will now be used to classify those gains and losses. SFAS 145 also amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS 145 is to be applied, on a retroactive basis, in fiscal years beginning after May 15, 2002 with the earlier adoption of provisions related to the rescission of SFAS 4. NTT is in the process of determining the impact, if any, that the adoption of SFAS 145 will have on its results of operations and financial position.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In November 2002, EITF reached a consensus on Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in interim or annual periods beginning after June 15, 2003, which, for NTT, is effective for the half year beginning October 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. NTT is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on its results of operations and financial position.

   In February 2003, EITF reached a consensus on Issue No. 03-02 ("EITF 03-02"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee." This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF agreed that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement. In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Group applied to the Japanese government for permission to be alleviated of the future obligation to disburse the benefits covering the substitutional portion. It is undetermined when the permission and the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

   In April 2003, FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. Except for certain provisions, SFAS 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. NTT is in the process of determining the impact, if any, that the adoption of SFAS 149 will have on its results of operations and financial position.

   In May 2003, FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity." SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, which, for NTT Group, is effective for the half year beginning October 1, 2003. NTT is in the process of determining the impact, if any, that the adoption of SFAS 150 will have on its results of operations and financial position.

  Reclassifications--

   Certain items for prior years' financial statements have been reclassified to conform to the presentation for the year ended March 31, 2003.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


3.  U.S. dollar amounts:

   U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)120 = US$1, the approximate current rate at March 31, 2003, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.  Related party transactions:

   NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

   Transactions with affiliated companies for each of the three years in the period ended March 31, 2003 and the related balances at March 31, 2002 and 2003 were as follows:

                            2001         2002         2003         2003
                        ------------ ------------ ------------ ------------
                                   Millions of yen             Millions of
                                                               U.S. dollars
     Operating revenues (Yen)100,956 (Yen) 85,676 (Yen) 31,018    $  258
                        ============ ============ ============    ======
     Operating expenses (Yen)682,240 (Yen)615,094 (Yen)217,887    $1,816
                        ============ ============ ============    ======
     Receivables.......              (Yen) 98,373 (Yen) 73,751    $  615
                                     ============ ============    ======
     Payables..........              (Yen)161,654 (Yen) 62,664    $  522
                                     ============ ============    ======

   Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 were (Yen)691 million, (Yen)6,247 million and (Yen)872 million ($7 million), respectively.

5.  Cash and cash equivalents:

   Cash and cash equivalents at March 31, 2002 and 2003 comprised the following:

                                                              2002           2003          2003
                                                         -------------- -------------- ------------
                                                                Millions of yen        Millions of
                                                                                       U.S. dollars
Cash.................................................... (Yen)1,110,630 (Yen)  880,512   $ 7,338
Certificates of deposit, commercial paper and marketable
  securities purchased under agreements to resell.......         29,190         16,000       133
Time deposits, certificates of deposit and other........        179,365        416,554     3,471
                                                         -------------- --------------   -------
   Total................................................ (Yen)1,319,185 (Yen)1,313,066   $10,942
                                                         ============== ==============   =======

   Certificates of deposit, commercial paper and securities, including marketable bonds of the Japanese Government, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


6.  Inventories:

   Inventories at March 31, 2002 and 2003 comprised the following:

                                            2002         2003         2003
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
 Telecommunication equipment to be sold (Yen)119,651 (Yen) 78,266    $  652
 Projects in progress..................       51,431       71,866       599
 Materials and supplies................       22,603       28,940       241
                                        ------------ ------------    ------
    Total.............................. (Yen)193,685 (Yen)179,072    $1,492
                                        ============ ============    ======

7.  Investments in affiliated companies:

   NTT Group's main investments in the following entities are accounted for on the equity method as of March 31, 2002 and 2003.

                                                          NTT Group's
                                                         ownership percentage
                                                         -------------------
                  Company name                            2002       2003
                  ------------                             -----     -----
          Hutchison 3G UK Holdings Limited ("3GUK")..... 20.00%     20.00%
          Hutchison 3G HK Holdings Limited ("3GHK")..... 25.37%     24.10%
          KG Telecommunications Co., Ltd. ("KGT")....... 21.42%     21.42%
          Hutchison Telephone Company Limited ("HTCL").. 25.37%     24.10%
          DoCoMo AOL, Inc............................... 42.30%     43.23%
          AT&T Wireless Services, Inc. ("AT&T Wireless") 16.01%     15.97%
          KPN Mobile N.V. ("KPNM")...................... 15.00%      N.A.

   All of the above investments are privately held companies with the exception of AT&T Wireless. NTT DoCoMo determined that declines in the value of its investment in AT&T Wireless were other than temporary in March and September 2002, respectively, and recorded impairment losses for the years ended March 31, 2002 and 2003, respectively. Consequently, NTT DoCoMo's recorded investment in AT&T Wireless was (Yen)260,632 million ($2,172 million) as of March 31, 2003, while the related market value was (Yen)343,500 million ($2,863 million), based on quoted market prices at that date. NTT DoCoMo reflects its investments in AT&T Wireless on an equity method basis due to its ability to exercise significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of investment under certain circumstances.

   On November 15, 2002, NTT DoCoMo was requested by KPNM to subscribe for additional shares of KPNM in conjunction with a planned debt-equity swap between KPNM and its parent company, Royal KPN N.V. On December 10, 2002, the Board of Directors of NTT DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, NTT DoCoMo's ownership interest in KPNM decreased from 15% to approximately 2.2% and NTT DoCoMo lost certain of its minority shareholder's rights, including supervisory board representation. As NTT DoCoMo determined that it no longer has the ability to exercise significant influence over KPNM, it ceased to account for its investment in KPNM using the equity method. In September 2001 and September 2002, NTT DoCoMo determined that declines in the value of its investment in KPNM were other than temporary and recorded impairment losses for the years ended March 31, 2002 and 2003, respectively. The book value of NTT DoCoMo's investment in KPNM as of March 31, 2003 is zero, due to the impairment losses recognized.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  AT&T Wireless--

   On July 9, 2001, AT&T Corp. ("AT&T") completed the planned split-off of its wireless group ("AT&T Wireless Group"). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo's investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. As a result, NTT DoCoMo began to account for its common stock investment in AT&T Wireless using the equity method based on its ownership percentage and ability to exercise significant influence.

   Under terms of the investment agreement, amended on December 26, 2002, in certain circumstances, if AT&T Wireless fails to launch 3G wireless services based on Wideband Code Division Multiple Access, or W-CDMA, technology in Seattle, San Francisco, San Diego and Dallas or certain other specified substitute markets satisfying wireless technology benchmarks in the United States by December 31, 2004, NTT DoCoMo may require the repurchase of its investment in stock and warrants (See Note 8) at original purchase price plus interest at a predetermined rate. In addition, NTT DoCoMo has agreed to certain standstill provisions for five years, which include that it will not acquire or agree to acquire any additional voting shares of AT&T Wireless, except in connection with the exercise of its existing preemptive rights or warrants. The standstill provisions will continue in effect after the five-year period as long as NTT DoCoMo has the right to nominate directors to the board.

   In its agreements with AT&T Wireless, NTT DoCoMo has a preemptive right to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. In December 2001, AT&T Wireless announced its intention to acquire a U.S. regional wireless operator, TeleCorp PCS, Inc. ("TeleCorp"), through an exchange of shares. In connection therewith, on December 28, 2001, NTT DoCoMo agreed, subject to the completion of the TeleCorp acquisition, to exercise its preemptive right to maintain its 16% ownership in AT&T Wireless at a price of $14.28 per share. The purchase of approximately 26.7 million additional shares of AT&T Wireless common stock for approximately $382 million was completed in February 2002.

  Impairment--

   Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis, NTT and NTT DoCoMo reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and information and, if applicable, stock price analysis in performing their reviews and estimating investment values. As a result of such evaluations, NTT and NTT DoCoMo determined that the decline in values of certain investments were other than temporary and have recorded impairment charges aggregating (Yen)653,751 million and (Yen)319,564 million ($2,663 million), net of deferred income taxes of (Yen)474,305 million and (Yen)225,535 million ($1,879 million) for the years ended March 31, 2002 and 2003, respectively. The pre-tax gross impairment charges in 2002 are mainly consisting of (Yen)664,493 million for AT&T Wireless, (Yen)320,481 million for KPNM, (Yen)36,461 million for KGT, (Yen)56,444 million for 3GUK and (Yen)50,177 million for others, and in 2003 are mainly consisting of (Yen)284,078 million ($2,367 million) for AT&T Wireless, (Yen)123,245 million ($1,027 million) for 3GUK, (Yen)117,898 million ($982 million) for KPNM, (Yen)9,619 million ($80 million) for KGT and (Yen)10,259 million

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

($85 million) for DoCoMo AOL, Inc. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

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

  Summarized financial information--

   The following represents summarized financial information for NTT Group's main investments in the year ended March 31, 2002 and 2003:

                                                         2002
                                            ------------------------------
                                                 AT&T
                                               Wireless          KPNM
                                            --------------  --------------
                                                    Millions of yen
    Balance sheet data:
       Current assets...................... (Yen)  830,889  (Yen)  100,660
       Noncurrent assets...................      4,674,329       4,034,564
       Current liabilities.................        452,852       1,649,764
       Noncurrent liabilities..............      1,490,903       1,192,530
       Minority interest...................          6,070              --
       Mandatorily redeemable common stock.      1,011,265              --

    Income statement data:
       Revenues............................ (Yen)1,655,499  (Yen)  506,330
       Operating income (loss).............         72,740         (28,304)
       Income from continuing operations...         24,328         100,252
       Net income (loss)...................       (107,893)         84,468

                                                                 2003
                                             --------------------------------------------
                                                  AT&T
                                                Wireless         H3G UK           KGT
                                             --------------  --------------  ------------
                                                            Millions of yen
Balance sheet data:
   Current assets........................... (Yen)  633,192  (Yen)   34,100  (Yen) 26,695
   Noncurrent assets........................      4,858,948       1,100,016       170,634
   Current liabilities......................        370,851          64,214        35,156
   Noncurrent liabilities...................      1,816,845         269,100        62,358
   Minority interest........................          5,755              --            --
   Mandatorily redeemable preferred stock...         18,105              --            --
   Mandatorily redeemable common stock......        918,914              --            --

Income statement data:
   Revenues................................. (Yen)1,956,689  (Yen)       --  (Yen) 78,982
   Operating income (loss)..................        (32,296)        (31,498)       (3,584)
   Income (loss) from continuing operations.       (276,022)        (37,474)       (6,422)
   Net income (loss)........................       (290,918)        (37,474)       (4,332)

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                                            2003
                                                  -----------------------
                                                    AT&T     H3G
                                                  Wireless   UK      KGT
                                                  -------- ------  ------
                                                  Millions of U.S. dollars
     Balance sheet data:
        Current assets........................... $ 5,277  $  284  $  222
        Noncurrent assets........................  40,491   9,167   1,422
        Current liabilities......................   3,090     535     293
        Noncurrent liabilities...................  15,140   2,243     520
        Minority interest........................      48      --      --
        Mandatorily redeemable preferred stock...     151      --      --
        Mandatorily redeemable common stock......   7,658      --      --

     Income statement data:
        Revenues................................. $16,306  $   --  $  658
        Operating income (loss)..................    (269)   (262)    (30)
        Income (loss) from continuing operations.  (2,300)   (312)    (54)
        Net income (loss)........................  (2,424)   (312)    (36)

   NTT's share of undistributed earnings of its affiliated companies included in its consolidated retained earnings were (Yen)13,720 million, (Yen)21,905 million and (Yen)29,901 million ($249 million) as of March 31, 2001, 2002 and 2003, respectively.

   The total carrying value of NTT's investments in its affiliated companies in the consolidated balance sheets as of March 31, 2002 and 2003 was lower than its aggregate underlying equity in net assets of such affiliated companies by
(Yen)197 million and (Yen)339,564 million ($2,830 million), respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


8.  Marketable securities and other investments:

   Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2002 and 2003 are as follows:

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

                                                 2003
                           ------------------------------------------------
                                          Gross      Gross
                             Carrying   unrealized unrealized
                             amounts      gains      losses     Fair value
                           ------------ ---------- ----------- ------------
                                           Millions of yen
     Available-for-sale:
        Equity securities. (Yen) 72,037 (Yen)7,641 (Yen)13,430 (Yen) 66,248
        Debt securities...        1,171        181          --        1,352
     Held-to-maturity:
        Debt securities...       37,189        620         143       37,666
                           ------------ ---------- ----------- ------------
            Total......... (Yen)110,397 (Yen)8,442 (Yen)13,573 (Yen)105,266
                           ============ ========== =========== ============

                                                 2003
                           ------------------------------------------------
                                          Gross      Gross
                             Carrying   unrealized unrealized
                             amounts      gains      losses     Fair value
                           ------------ ---------- ----------- ------------
                                       Millions of U.S. dollars
     Available-for-sale:
        Equity securities.     $    600     $   64     $   112     $    552
        Debt securities...           10          1          --           11
     Held-to-maturity:
        Debt securities...          310          5           1          314
                           ------------ ---------- ----------- ------------
            Total.........     $    920     $   70     $   113     $    877
                           ============ ========== =========== ============

   Proceeds from sales of available-for-sale securities for the years ended March 31, 2001, 2002 and 2003 were (Yen)167,373 million, which primarily consist of sale of SDL stock of (Yen)145,835 million, (Yen)19,450 million, which primarily consist of sale of KDDI stock of (Yen)15,913 million, and
(Yen)8,740 million ($73 million), which primarily consist of sale of Nextel Communications, Inc. stock of (Yen)2,536 million ($21 million), respectively. On those sales, gross realized gains computed on the average cost basis for each fiscal year ended March 31, 2001, 2002 and 2003 were (Yen)38,885 million,
(Yen)1,120 million and (Yen)1,052 million ($9 million), respectively and gross realized losses for each of the related periods were (Yen)39 million,
(Yen)35,496 million and (Yen)1,223 million ($10 million),

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

respectively. These amounts are included in "Other, net" in the accompanying consolidated statements of income and in "Cash flows from operating activities:
Other" in the accompanying consolidated statements of cash flows.

   The amounts of net losses reclassified out of accumulated other comprehensive income (loss) into retained earnings for the years ended March 31, 2002 and 2003 were (Yen)2,686 million and (Yen)348 million ($3 million), respectively.

   Maturities of debt securities classified as held-to-maturity at March 31, 2003 are as follows:

                                               2003                2003
                                      ----------------------- ------------------------
                                       Carrying      Fair     Carrying      Fair
                                       amounts       value    amounts       Value
                                      ----------- ----------- --------      -----
                                          Millions of yen     Millions of U.S. dollars
   Due within 1 year................. (Yen)11,104 (Yen)11,338   $ 93        $ 94
   Due after 1 year through 5 years..      21,585      21,935    180         183
   Due after 5 years through 10 years       4,500       4,393     37          37
   Due after 10 years................          --          --     --          --
                                      ----------- -----------   ----        ----
      Total.......................... (Yen)37,189 (Yen)37,666   $310        $314
                                      =========== ===========   ====        ====

   On January 22, 2001, NTT DoCoMo invested $9.8 billion ((Yen)1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock of $9.5 billion ((Yen)1,111.8 billion) and warrants of $0.3 billion ((Yen)30.7 billion) and were accounted for on the cost basis. On July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, NTT DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. In this regard, a market value write-down of
(Yen)28,534 million and (Yen)599 million ($5 million) has been included in "Other, net" in the consolidated statements of income for the years ended March 31, 2002 and 2003 and in "Cash flows from operating activities: Other" in the accompanying consolidated statements of cash flows for the years ended March 31, 2002 and 2003, respectively. The warrants continue to be included in "Marketable securities and other investments" in the consolidated balance sheet as of March 31, 2003, with a carrying value of (Yen)1,706 million ($14 million). Market value of the warrants was computed using the Black-Scholes option pricing methodology.

   In the ordinary course of business, NTT maintains long-term investment securities, included in marketable securities and other investments. The aggregate carrying amounts of the investments in privately held companies were
(Yen)69,797 million and (Yen)91,170 million ($760 million) at March 31, 2002 and 2003, respectively. The corresponding fair values at those dates were not readily determinable. Other investments in various private companies in which NTT does not have significant influence are recorded using the cost method of accounting.

9.  Goodwill and other intangible assets:

  Goodwill--

   On September 8, 2000, NTT Communications completed its acquisition of Verio. The acquisition, which was recorded under the purchase method of accounting, included the purchase of Verio's outstanding shares for a total purchase price of (Yen)529,639 million. A portion of the purchase price has been allocated to assets and liabilities assumed based on the estimated fair value at the date of acquisition while the balance of $5,199 million was recorded as goodwill and was amortized over ten years.

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
                                                        -------
                                                        $ 5,020
                                                        =======

   As discussed in Note 2, upon the adoption of SFAS 142, NTT reconsidered the classification between existing goodwill and intangible assets in accordance with SFAS 141 and reclassified assembled workforce from intangible assets to goodwill at April 1, 2001.

   In addition to the transitional goodwill impairment test as discussed in
Note 2, which resulted in a pre-tax transitional impairment loss of
(Yen)257,799 million relating to Verio, a reporting unit of the "Long distance communications and international services" segment, NTT has also completed the impairment test as certain events or changes in circumstances indicated that goodwill of a reporting unit might be impaired.

   Due to increased competition, collapse of the dot-com bubble economy, increasing debt burdens and significant volatility in share prices in the telecommunications and internet related companies in the U.S. market, Verio reported that its revenues would be lower than expected in their fiscal year ended December 31, 2001. Based on that trend, Verio revised its business plan, including a change of the sales strategy and a reduction of operating costs. As a result, NTT recorded a pre-tax goodwill impairment loss of (Yen)203,367 million included in "Write-down of goodwill and intangible assets" in the consolidated statement of income for the year ended March 31, 2002 under SFAS 142.

   In September 2002, Verio made a downward revision in its business plans due to such factors as the stagnant U.S. economy and decline in market demand, which have led to the deterioration of the business environment. It was in response to changes in Verio's business plans that NTT performed the goodwill impairment test and recorded an impairment loss of (Yen)30,083 million ($251 million) included in "Write-down of goodwill and other intangible assets" in the consolidated statement of income for the year ended March 31, 2003. Since then, Verio's performance has accorded to its revised business plan and management does not believe that the fair value of that reporting unit declines. As of March 31, 2003, Verio had goodwill of (Yen)69,428 million ($579 million).

   NTT recorded goodwill of (Yen)127,884 million ($1,066 million) for the year ended March 31, 2003, in connection with NTT DoCoMo's share exchanges, which is all related to the wireless services segment. Further explanation is given in
Note 20.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

                                                                            2002
                                                        --------------------------------------------
                                                          Long distance
                                                         communications
                                                        and international   Wireless
                                                            services        services       Total
                                                        ----------------- ------------ -------------
                                                                       Millions of yen
Balance at March 31, 2001..............................   (Yen) 562,063   (Yen)  5,312 (Yen) 567,375
Cumulative effect of an accounting change (Transitional
  impairment losses)...................................        (257,799)            --      (257,799)
Goodwill acquired during year..........................              --             --            --
Impairment losses......................................        (203,367)            --      (203,367)
                                                          -------------   ------------ -------------
Balance at March 31, 2002..............................   (Yen) 100,897   (Yen)  5,312 (Yen) 106,209
                                                          =============   ============ =============

                                                                            2003
                                                        --------------------------------------------
                                                          Long distance
                                                         communications
                                                        and international   Wireless
                                                            services        services       Total
                                                        ----------------- ------------ -------------
                                                                       Millions of yen
Balance at March 31, 2002..............................   (Yen) 100,897   (Yen)  5,312 (Yen) 106,209
Goodwill acquired during year..........................           1,439        127,884       129,323
Impairment losses......................................         (30,083)            --       (30,083)
Foreign currency translation adjustments...............          (1,387)            --        (1,387)
                                                          -------------   ------------ -------------
Balance at March 31, 2003..............................   (Yen)  70,866   (Yen)133,196 (Yen) 204,062
                                                          =============   ============ =============

                                                                            2003
                                                        --------------------------------------------
                                                          Long distance
                                                         communications
                                                        and international   Wireless
                                                            services        services       Total
                                                        ----------------- ------------ -------------
                                                                  Millions of U.S. dollars
Balance at March 31, 2002..............................       $     841       $     44     $     885
Goodwill acquired during year..........................              12          1,066         1,078
Impairment losses......................................            (251)            --          (251)
Foreign currency translation adjustments...............             (11)            --           (11)
                                                          -------------   ------------ -------------
Balance at March 31, 2003..............................       $     591       $  1,110     $   1,701
                                                          =============   ============ =============

   Prior to the adoption of SFAS 142, goodwill amortization expense was
(Yen)37,472 million, included in "Depreciation, amortization and loss on disposal of property, plant and equipment" in the consolidated statement of income for the year ended March 31, 2001.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Other intangible assets--

   Intangible assets subject to amortization comprise the following:

                                       2002             2003           2003
                                 ---------------  ---------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
Computer software............... (Yen) 2,901,880  (Yen) 3,149,155    $ 26,243
Rights to use utility facilities         309,137          312,097       2,601
Other...........................          86,318          127,237       1,060
                                 ---------------  ---------------    --------
Accumulated amortization........      (1,826,186)      (2,218,885)    (18,491)
                                 ---------------  ---------------    --------
Total........................... (Yen) 1,471,149  (Yen) 1,369,604    $ 11,413
                                 ===============  ===============    ========

   In above table, the net carrying amounts of computer software as of March 31, 2002 and 2003 are (Yen)1,310,315 million and (Yen)1,175,146 million ($9,793 million), respectively.

   Upon adoption of SFAS 142, NTT reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods, and determined that no intangible assets have indefinite lives. The aggregate amortization expense for intangible assets for the years ended March 31, 2001, 2002 and 2003 were
(Yen)423,163 million, (Yen)495,884 million and (Yen)501,984 million ($4,183 million), respectively.

   In addition, as Verio revised its business plan, NTT recorded, in accordance with SFAS 121/144, a pre-tax impairment loss of intangible assets amounting to
(Yen)28,437 million and (Yen)6,858 million ($57 million) for the years ended March 31, 2002 and 2003, respectively, which is included in "Write-down of goodwill and other intangible assets" in the consolidated statements of income.

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

   The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending March 31, 2008 are as follows:

                 Year ending March 31    2003          2003
                 -------------------- ------------ ------------
                                      Millions of  Millions of
                                          yen      U.S. dollars
                         2004........ (Yen)383,334    $3,194
                         2005........      297,264     2,477
                         2006........      233,896     1,949
                         2007........      161,880     1,349
                         2008........       81,354       678

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table reflects the NTT's comparative net income (loss) and net income per share before goodwill and intangible amortization under SFAS 142:

                                                                  2001           2002          2003         2003
                                                              ------------  -------------  ------------ ------------
                                                                           Millions of yen              Millions of
                                                                                                        U.S. dollars
Reported income (loss) before cumulative effect of accounting
  changes.................................................... (Yen)533,819  (Yen)(684,790) (Yen)256,238    $2,136
Add back:
   Goodwill amortization.....................................       37,472             --            --        --
   Embedded goodwill amortization related to equity method
     investments.............................................       12,265             --            --        --
Adjust:
   Customer base amortization................................       (1,148)            --            --        --
                                                              ------------  -------------  ------------    ------
Adjusted income (loss) before cumulative effect of accounting
  changes.................................................... (Yen)582,408  (Yen)(684,790) (Yen)256,238    $2,136
                                                              ============  =============  ============    ======
Reported net income (loss)................................... (Yen)533,819  (Yen)(834,672) (Yen)233,358    $1,945
Add back:
   Goodwill amortization.....................................       37,472             --            --        --
   Embedded goodwill amortization related to equity method
     investments.............................................       12,265             --            --        --
Adjust:
   Customer base amortization................................       (1,148)            --            --        --
                                                              ------------  -------------  ------------    ------
Adjusted net income (loss)................................... (Yen)582,408  (Yen)(834,672) (Yen)233,358    $1,945
                                                              ============  =============  ============    ======
Basic and diluted net income per share:
   Reported income (loss) before cumulative effect of
     accounting changes...................................... (Yen) 33,466  (Yen) (42,442) (Yen) 15,976    $  133
Add back--
   Goodwill amortization.....................................        2,349             --            --        --
   Embedded goodwill amortization related to equity method
     investments.............................................          769             --            --        --
Adjust:
   Customer base amortization................................          (72)            --            --        --
                                                              ------------  -------------  ------------    ------
   Adjusted income (loss) before cumulative effect of
     accounting changes...................................... (Yen) 36,512  (Yen) (42,442) (Yen) 15,976    $  133
                                                              ============  =============  ============    ======
Basic and diluted net income per share:
   Reported net income (loss)................................ (Yen) 33,466  (Yen) (51,732) (Yen) 14,549    $  121
Add back--
   Goodwill amortization.....................................        2,349             --            --        --
   Embedded goodwill amortization related to equity method
     investments.............................................          769             --            --        --
Adjust:
   Customer base amortization................................          (72)            --            --        --
                                                              ------------  -------------  ------------    ------
   Adjusted net income (loss)................................ (Yen) 36,512  (Yen) (51,732) (Yen) 14,549    $  121
                                                              ============  =============  ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


10.  Short-term borrowings and long-term debt:

   Short-term borrowings at March 31, 2002 and 2003 comprised the following:

                                                                                         2002         2003         2003
                                                                                     ------------ ------------ ------------
                                                                                          Millions of yen      Millions of
                                                                                                               U.S. dollars
Borrowing denominated in Japanese yen:
    Unsecured short-term bank loans bearing interest at weighted average rates of
     0.32% and 0.30% per annum at March 31, 2002 and 2003, respectively............. (Yen)319,160 (Yen)208,033    $1,734
    Commercial paper of 0.11% and 0.04% per annum at March 31, 2002 and 2003,
     respectively...................................................................      265,100      186,900     1,558
Borrowing denominated in U.S. dollar:
    Unsecured short-term bank loans bearing interest at weighted average rates of
     2.14% and 1.90% per annum at March 31, 2002 and 2003, respectively.............       16,245       16,688       139
Borrowing denominated in Malaysian ringgit:
    Unsecured short-term bank loans bearing interest at weighted average rates of
     4.18% per annum at March 31, 2003..............................................           --          270         2
                                                                                     ------------ ------------    ------
                                                                                     (Yen)600,505 (Yen)411,891    $3,433
                                                                                     ============ ============    ======

   Long-term debt at March 31, 2002 and 2003 comprised the following:

                                                                                 2002            2003           2003
                                                                            --------------  --------------  ------------
                                                                                    Millions of yen         Millions of
                                                                                                            U.S. dollars
Debt denominated in Japanese yen:
    0.16%--4.9% coupon bonds due 2003--2013................................ (Yen)2,450,700  (Yen)2,641,650    $22,014
    0.1475%--2.5% Euro yen notes due 2003--2007............................        153,000         182,734      1,523
    0.3% (weighted average) floating rate domestic bonds due
     2005--2007............................................................          3,000           3,000         25
    0.1% (weighted average) floating rate Euro yen notes due 2003--2005....         25,000          35,000        292
    Secured indebtedness to banks--
     2.4% (weighted average) loans due 2003--2019..........................         22,411           5,357         45
    Unsecured indebtedness to banks--
     1.6% (weighted average) loans due 2003--2022..........................      2,739,416       2,668,377     22,236
     0.3% (weighted average) floating rate loans due 2003--2009............        350,772         332,736      2,773
                                                                            --------------  --------------    -------
                                                                                 5,744,299       5,868,854     48,908
                                                                            --------------  --------------    -------
Debt denominated in foreign currencies:
    3.5%--6.0% U.S. dollar notes due 2004--2008............................        268,500         193,820      1,615
    2.34188% floating rate U.S. dollar notes due 2007......................         10,740           9,696         81
    5.125% Swiss franc bonds due 2006......................................         27,224           7,998         66
    7.375% Sterling pound bonds due 2003...................................         48,463          48,363        403
    3.75% Euro notes due 2006..............................................         88,230          98,498        821
    Unsecured indebtedness to banks--......................................
     1.8% (weighted average) U.S. dollar floating rate loans due 2004--
      2007.................................................................         14,615          53,000        442
                                                                            --------------  --------------    -------
                                                                                   457,772         411,375      3,428
                                                                            --------------  --------------    -------
Total long-term debt principal.............................................      6,202,071       6,280,229     52,336
Less--Deferred bond discounts..............................................         (1,793)         (1,438)       (12)
                                                                            --------------  --------------    -------
                                                                                 6,200,278       6,278,791     52,324
Less--Current maturities...................................................       (755,112)       (821,469)    (6,846)
                                                                            --------------  --------------    -------
Total long-term debt....................................................... (Yen)5,445,166  (Yen)5,457,322    $45,478
                                                                            ==============  ==============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Interest rates and due dates are in the above table stated at March 31, 2003.

   All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

   The bond and note agreements relating to NTT's long-term debt at March 31, 2003 stipulate that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

   Debt totaling (Yen)20,000 million is included in "Long-term debt", and its related asset that is restricted to the repayment of the debt obligation is included in "Other assets" in the accompanying consolidated balance sheet as of March 31, 2003.

   The balance of long-term debt as of March 31, 2003, and the aggregate amounts of annual maturities from year ending March 31, 2004 to year ending March 31, 2008 and thereafter are as follows:

                                      Millions of   Millions of
                Year ending March 31      yen       U.S. dollars
                -------------------- -------------- ------------
                     2004........... (Yen)  821,469   $ 6,846
                     2005...........      1,086,967     9,058
                     2006...........        743,839     6,199
                     2007...........        610,604     5,088
                     2008...........        712,819     5,940
                     Thereafter.....      2,303,093    19,193
                                     --------------   -------
                       Total........ (Yen)6,278,791   $52,324
                                     ==============   =======

   As of March 31, 2003, NTT Group has unused overdraft accounts and committed lines of credit amounting to (Yen)1,566 billion ($13,050 million) and can borrow up to 2 to 12 months from the banks with whom NTT's subsidiaries have overdraft accounts and committed line contracts. These contracts are subject to renewal every year.

11.  Employees' severance payments:

(1)  NTT Severance Payment Scheme

   Employees whose services with NTT Group are terminated are normally entitled to lump-sum severance payments and pension payments based on the NTT Severance Payment Plan, determined by reference to the employee's basic rate of pay, length of service and other conditions.

   In the year ended March 31, 1993, NTT and certain subsidiaries introduced a non-contributory funded pension plan. The benefits under the plan cover 28 percent of the indemnities under existing regulations to employees who are more than 50 years old and will be retiring after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee. In the year ended March 31, 2001, NTT revised the severance indemnity plan, which resulted in the reduction of the projected benefit obligation. The effect of such a reduction in the projected benefit obligation has been reflected as an offset of unrecognized prior service cost.

   On November 9, 2001, NTT and its seven consolidated subsidiaries, including NTT East and NTT West, agreed with the labor union to implement the Structural Reform Plan, which resulted in the reduced expected

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

years of future services of current employees of NTT East and NTT West. The effect of this change in the actuarial assumption of employees' expected years of future services increased the projected benefit obligation and was reflected as an actuarial loss. This plan included reducing personnel costs through adopting a fundamental outsourcing strategy and diversifying employment types, and further reductions in various other costs. Under this plan, NTT East and NTT West moved their order-taking, SOHO sales, equipment maintenance and operations, repair work, etc., to newly-established outsourcing companies in each region (prefecture or block of prefectures) and introduced a plan whereby transferred employees age 51 or over would be retired from NTT East and NTT West and rehired by the outsourcing companies. On May 1, 2002, upon the implementation of this plan, a total of approximately 60,000 employees of NTT East and NTT West were retired from these companies and rehired by the outsourcing companies, which resulted in a curtailment of the severance indemnity plan that significantly reduced the expected years of future services of current employees of NTT East and NTT West, in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." In this connection, a curtailment loss of (Yen)322,736 million was recognized in the year ended March 31, 2002.

   In March 2003, NTT and its eighteen consolidated subsidiaries, including NTT East and NTT West, introduced a point system under which a set sum is added every year reflecting the individual employee's performance over that year. Although the plan amendment did not intend to lower the level of severance payments, this amendment changed estimated payments for employees with a reduction of the projected benefit obligation as of March 31, 2003, totaling of
(Yen)70,188 million ($585 million). From the year ending March 31, 2004, the effect of such a reduction in the projected benefit obligation will be reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table presents the reconciliation of the changes in the plan's benefit obligations and fair value of plan assets based on the NTT Severance Payment Scheme, etc., during the years ended March 31, 2002 and 2003:

                                                       2002             2003           2003
                                                 ---------------  ---------------  ------------
                                                          Millions of yen          Millions of
                                                                                   U.S. dollars
Change in benefit obligations:
   Benefit obligation, beginning of year........ (Yen) 3,771,242  (Yen) 3,958,727    $ 32,989
   Service cost.................................         130,725          101,199         843
   Interest cost................................         110,567           66,487         554
   Plan amendment...............................              --          (70,188)       (585)
   Actuarial loss (gain)........................          15,745          172,134       1,435
   Curtailments.................................         258,752               --          --
   Other........................................             170            5,737          48
   Benefit payments.............................        (328,474)      (1,431,412)    (11,928)
                                                 ---------------  ---------------    --------
   Benefit obligation, end of year..............       3,958,727        2,802,684      23,356
                                                 ---------------  ---------------    --------
Change in fair value of plan assets:
   Fair value of plan assets, beginning of year.         767,870          879,410       7,328
   Actual return on plan assets.................         (22,117)        (107,634)       (897)
   Employer contributions.......................         166,654           97,406         812
   Other........................................            (170)           3,803          32
   Benefits payments............................         (32,827)         (74,402)       (620)
                                                 ---------------  ---------------    --------
   Fair value of plan assets, end of year.......         879,410          798,583       6,655
                                                 ---------------  ---------------    --------
At March 31:
   Funded status................................      (3,079,317)      (2,004,101)    (16,701)
   Unrecognized net actuarial loss..............         135,183          434,653       3,622
   Unrecognized transition obligation...........          14,886           10,185          85
   Unrecognized prior service cost (*1).........        (119,756)        (151,242)     (1,260)
                                                 ---------------  ---------------    --------
   Net amount recognized........................ (Yen)(3,049,004) (Yen)(1,710,505)   $(14,254)
                                                 ===============  ===============    ========

--------
(*1) Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

   The following table provides the amounts recognized in the consolidated balance sheets:

                                                      2002             2003           2003
                                                ---------------  ---------------  ------------
                                                         Millions of yen          Millions of
                                                                                  U.S. dollars
At March 31:
   Liability for employees' severance payments. (Yen)(3,065,921) (Yen)(1,967,583)   $(16,396)
   Other intangibles and other assets..........              --            8,934          74
   Accumulated other comprehensive loss........          16,917          248,144       2,068
                                                ---------------  ---------------    --------
   Net amount recognized....................... (Yen)(3,049,004) (Yen)(1,710,505)   $(14,254)
                                                ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Accumulated benefit obligations and fair values of plan assets in the pension scheme that recognizes the minimum obligation on March 31, 2003, are
(Yen)2,743,057 million ($22,859 million) and (Yen)2,486,605 million ($20,722 million), respectively.

   The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2003 included the following components:

                                                                   2001          2002          2003          2003
                                                               ------------  ------------  ------------  ------------
                                                                            Millions of yen              Millions of
                                                                                                         U.S. dollars
Service cost.................................................. (Yen)132,152  (Yen)130,725  (Yen)101,199     $ 843
Interest cost on projected benefit obligation.................      110,874       110,567        66,487       554
Expected return on plan assets................................      (20,380)      (24,997)      (23,853)     (199)
Amortization of unrecognized net acturial loss................        2,600         3,542         2,759        23
Amortization of unrecognized transition obligation............       69,572        69,497         4,701        39
Amortization of unrecognized prior service cost...............      (30,884)      (30,916)      (38,695)     (322)
                                                               ------------  ------------  ------------     -----
                                                                    263,934       258,418       112,598       938
Curtailment loss..............................................           --       322,736            --        --
                                                               ------------  ------------  ------------     -----
Total cost for employees' severance indemnities as recorded in
  the consolidated statements of income....................... (Yen)263,934  (Yen)581,154  (Yen)112,598     $ 938
                                                               ============  ============  ============     =====
Assumptions in determination of net pension cost:
   Discount rate..............................................          3.0%          2.5%          2.0%
   Long-term rate of salary increases.........................          3.0%      1.6-4.2%      1.5-3.4%
   Long-term rate of return on funded assets..................          3.0%          3.0%          2.5%

(2)  Social Welfare Pension Scheme and the NTT Kosei-Nenkin-Kikin

   Since incorporation in April 1985, both NTT Group and its employees have made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan ("NTT Mutual Aid Plan"), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, the Public Corporation and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting Pensions" and accordingly, expense was recognized as contributions were owed to such plan.

   As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into a) the national Kosei-Nenkin ("National Plan"), b) the NTT Kosei-Nenkin-Kikin ("NTT Plan") and c) the Special Accounting Fund for the NTT plan (former NTT Mutual Aid Plan).

  a)  The National Plan

   The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

such plan every year. It is considered as a multi-employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are owed to such plan. The total amounts of contributions were (Yen)92,128 million,
(Yen)89,913 million and (Yen)85,888 million ($716 million) for the years ended March 31, 2001, 2002 and 2003, respectively.

  b)  The NTT Plan

   NTT established the NTT Plan in April 1997. Both NTT Group and its employees have made contributions to such plan to enhance benefits to the employees by adding certain additional portion representing the noncontributory employer's pension plan. The NTT Plan is regulated by the Japanese Welfare Pension Insurance Law and covers a substitutional potion of the National Plan. The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and accounts for benefit obligations etc. separately from the NTT Severance Payment Scheme as described in the preceding paragraph in (1) above.

   In the year ended March 31, 2002, based on revisions of the Japanese Welfare Pension Insurance Law in March 2000, NTT amended the NTT Plan's provision that the beginning date of giving benefits to its employees was deferred from 60 years old to 65 years old. The amendment reduced its projected benefit obligation.

   In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, NTT applied to the Japanese Government for permission to be alleviated of the future obligations to disburse the NTT Plan benefits covering the substitutional portion. If permission is granted, NTT will not only be exempt from the future obligations to disburse such pension benefits, but also, after September 2003, NTT will be able to apply to be exempted from the existing obligations to disburse the NTT Plan benefits covering the substitutional portion, and if NTT were granted the exemption, the substitutional portion of the benefit obligation and related assets would be transferred from the NTT Plan to the Government. It is expected that the transfer of the substitutional portion of the benefit obligations and related assets, as stated in Note 2, will be recorded as profit accompanying the partial settlement of the employees' severance payment scheme in accordance with EITF03-02. However, it is undetermined when the permission and the transfer of the substitutional portion of the benefit obligations and related assets will take place and what the sum accompanying the settlement will be.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table presents a reconciliation of the changes in the NTT Plan's benefit obligations and fair value of assets of the NTT Plan at March 31, 2002 and 2003:

                                                      2002            2003           2003
                                                 --------------  --------------  ------------
                                                         Millions of yen         Millions of
                                                                                 U.S. dollars
Change in benefit obligations:
   Benefit obligation, beginning of year........ (Yen)1,272,946  (Yen)1,528,344    $12,736
   Service cost.................................        139,736         123,421      1,028
   Interest cost................................         38,081          38,473        321
   Plan amendment...............................        (36,411)             --         --
   Actuarial loss (gain)........................        122,126         146,717      1,223
   Other........................................         (5,544)         26,474        221
   Benefit payments.............................         (2,590)         (4,923)       (41)
                                                 --------------  --------------    -------
   Benefit obligation, end of year..............      1,528,344       1,858,506     15,488
                                                 --------------  --------------    -------
Change in fair value of plan assets:
   Fair value of plan assets, beginning of year.        987,087       1,021,854      8,515
   Actual return on plan assets.................        (29,231)       (131,693)    (1,097)
   Employer contributions.......................         39,567          35,953        300
   Employee contributions.......................         31,273          28,532        238
   Other........................................         (4,252)         19,583        163
   Benefits payments............................         (2,590)         (4,915)       (41)
                                                 --------------  --------------    -------
   Fair value of plan assets, end of year.......      1,021,854         969,314      8,078
                                                 --------------  --------------    -------
At March 31:
   Funded status................................       (506,490)       (889,192)    (7,410)
   Unrecognized net actuarial loss..............        391,522         676,557      5,638
   Unrecognized prior service cost (*1).........        (49,686)        (45,289)      (377)
                                                 --------------  --------------    -------
   Net amount recognized........................ (Yen) (164,654) (Yen) (257,924)   $(2,149)
                                                 ==============  ==============    =======

--------
(*1) Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

   The following table provides the amounts recognized in the consolidated balance sheets:

At March 31,                                     2002           2003          2003
------------                                -------------  -------------  ------------
                                                   Millions of yen        Millions of
                                                                          U.S. dollars
Liability for employee's severance payments (Yen)(198,870) (Yen)(538,952)   $(4,491)
Accumulated other comprehensive loss.......        34,216        281,028      2,342
                                            -------------  -------------    -------
   Net amount recognized................... (Yen)(164,654) (Yen)(257,924)   $(2,149)
                                            =============  =============    =======

   Accumulated benefit obligations and fair values of plan assets in the pension scheme that recognizes the minimum obligation at March 31, 2003, are
(Yen)1,442,433 million ($12,020 million) and (Yen)1,161,405 million ($9,678 million), respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2003 included the following components:

                                                        2001          2002          2003          2003
                                                    ------------  ------------  ------------  ------------
                                                                 Millions of yen              Millions of
                                                                                              U.S. dollars
Service cost....................................... (Yen)131,889  (Yen)139,736  (Yen)123,421     $1,028
Interest cost on projected benefit obligation......       32,717        38,081        38,473        321
Expected return on plan assets.....................      (30,464)      (30,629)      (26,322)      (219)
Amortization of unrecognized net acturial loss.....           29         7,834        21,033        175
Amortization of unrecognized prior service cost....        1,310        (1,397)       (4,385)       (36)
Employee contributions.............................      (31,728)      (31,273)      (28,532)      (238)
                                                    ------------  ------------  ------------     ------
Total cost for employees' severance indemnities as
  recorded in the consolidated statements of income (Yen)103,753  (Yen)122,352  (Yen)123,688     $1,031
                                                    ============  ============  ============     ======
Assumptions in determination of net pension cost:..
   Discount rate...................................          3.0%          2.5%          2.0%
   Long-term rate of salary increases..............          3.0%      2.0-4.7%      2.0-4.7%
   Long-term rate of return on funded assets.......          3.0%          3.0%          2.5%

  c)  Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan)

   The Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan) is a transitional pension plan created to settle the former NTT Mutual Aid Plan in accordance with the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislation. The NTT Mutual Aid Plan was integrated with the National Plan in April 1997, and the Special Accounting Fund for the NTT Plan aims to provide pension benefits for employees who retired before the 1997 shift in the scheme based on the Former Public Corporation Employee Mutual Aid Association Law.

   Based on the provisions of the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislation, NTT pays contributions set by the Japanese Government every year to the Special Accounting Fund for the NTT Plan to cover the costs of pension benefits based on the Former Public Corporation Employee Mutual Aid Association Law to cover benefits for the period of service in and prior to June 1956 of employees who retired in July 1956 or later from working at the Nippon Telegraph and Telephone Corporation, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications).

   The Special Accounting Fund for the NTT Plan is a social welfare pension scheme as well as the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi- employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are owed to such plan. The amounts of contributions are (Yen)90,983 million, (Yen)88,904 million and (Yen)77,376 million ($645 million) for the years ended March 31, 2001, 2002 and 2003, respectively, and NTT expects such contributions will decrease year by year.

12.  Restructuring charges:

   In the year ended March 31, 2002, NTT recorded restructuring costs in relation to the implementation of the business restructuring of NTT East and NTT West, both of which form part of the "Regional communications services" segment. In the financial statements at March 31, 2002, the accrued amount of these costs was included in "Liability for employees' severance payments" in the amount of (Yen)322,736 million, and in "Accrued payroll" in

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

the amount of (Yen)196,090 million. In accordance with progress being made with the restructuring, within the aforesaid accrued amount (Yen)322,736 million ($2,689 million) of "Liability for employees' severance payments" and
(Yen)150,113 million ($1,251 million) of "Accrued payroll" were disbursed in the year ended March 31, 2003.

   In the year ended March 31, 2002, NTT also recorded restructuring costs in relation to the reform of business activities relating to Verio and to the implementation of restructuring by domestic subsidiaries other than NTT East and NTT West. At March 31, 2002, the accrued amount of these costs was included in "Accrued payroll" in the amount of (Yen)19,907 million, and in "Other" in the "Current liabilities" section of the balance sheet in the amount of
(Yen)61,281 million. In accordance with progress being made with the reforms at Verio and with the restructuring, within the aforesaid accrued amount
(Yen)18,998 million ($158 million) of "Accrued payroll" and (Yen)41,909 million ($349 million) of "Other" were disbursed in the year ended March 31, 2003.

   Reconciliation in "Liability for employees' severance payments", "Accrued payroll" and "Other" in the years ended March 31, 2002 and 2003 is as follows:

                                                 2002           2003          2003
                                             ------------  -------------  ------------
                                                   Millions of yen        Millions of
                                                                          U.S. dollars
Liability for employees' severance payments:
   At beginning of year..................... (Yen)     --  (Yen) 322,736    $ 2,689
   Additions................................      322,736             --         --
   Payments or settlements..................           --       (322,736)    (2,689)
                                             ------------  -------------    -------
       At end of year....................... (Yen)322,736  (Yen)      --    $    --
                                             ------------  -------------    -------
Accrued payroll:
   At beginning of year..................... (Yen)     --  (Yen) 215,997    $ 1,800
   Additions................................      253,327             --         --
   Payments or settlements..................      (37,330)      (169,111)    (1,409)
                                             ------------  -------------    -------
       At end of year....................... (Yen)215,997  (Yen)  46,886    $   391
                                             ------------  -------------    -------
Other:
   At beginning of year..................... (Yen)     --  (Yen)  61,281    $   510
   Additions................................       68,192             --         --
   Payments or settlements..................       (1,870)       (41,909)      (349)
   Foreign currency translation adjustments.       (5,041)          (757)        (6)
                                             ------------  -------------    -------
       At end of year....................... (Yen) 61,281  (Yen)  18,615    $   155
                                             ============  =============    =======

13.  Income taxes:

   In September 2002, NTT applied for approval to submit a consolidated tax return, and approval was received in February 2003. The accounting procedures and presentation used in the consolidated tax return system are applied commencing with the year ended March 31, 2003.

   Through the application of the Consolidated Tax System, from the year ended March 31, 2003, the amount of corporate income tax and adjusted amounts related to corporate income tax, etc. will be calculated by totaling the taxable income of NTT and its wholly owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of March 31, 2003, NTT had 165 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   On March 31, 2003, the Law to Partially Revise the Local Tax Law was promulgated, which will introduce the pro forma standard taxation system on April 1, 2004, for one-fourth of the corporate enterprise tax assessed on income where the tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased approximately (Yen)56,000 million ($467 million) and net income decreased approximately (Yen)47,000 million ($392 million) (net of minority interest).

   NTT is subject to a number of different taxes, based on income with an aggregate normal statutory tax rate in Japan of approximately 42 percent. Reconciliation of the difference of the effective tax rates of NTT and the normal statutory tax rates are as follows:

                                                                   Percent of income
                                                                  before income taxes
                                                               ------------------------
                                                                2001     2002      2003
                                                               -----  ------      -----
Normal statutory tax rate..................................... 41.96% (41.99)%    42.00%
Adjustment by introduction of pro forma standard taxation of
  corporate enterprise tax....................................    --      --       3.91
Net tax effect of write-down of investments and recognition of
  temporary difference........................................    --  (16.16)(*1)    --
Net change in valuation allowance.............................  3.16  (23.60)      2.68
Other.........................................................  0.25    0.63       1.54
                                                               -----  ------      -----
Effective tax rate............................................ 45.37% (81.12)%    50.13%
                                                               =====  ======      =====

--------
(*1) NTT Group has recognized impairment losses which were not deducted in determining current taxes payable in the year ended March 31, 2002. However, the temporary difference between the written-down book basis and the tax basis of those investments has been recognized as a deferred tax asset. The excess of the amount of the recognized temporary difference over the tax effect of the losses, resulted in a net benefit in determining income tax expense (benefit) in the year ended March 31, 2002.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Significant components of the deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

                                                            2002            2003           2003
                                                       --------------  --------------  ------------
                                                               Millions of yen         Millions of
                                                                                       U.S. dollars
Deferred tax assets:
   Liability for employees' severance payments........ (Yen)1,115,755  (Yen)  844,238    $ 7,035
   Accrued enterprise tax.............................         31,420          28,224        235
   Depreciation.......................................        178,342         200,161      1,668
   Payable for additional lump-sum severance payments.         89,153          10,147         85
   Impairment of investments in foreign companies.....        725,203         837,248      6,977
   Compensated absences...............................         93,660          93,251        777
   Accrued bonus......................................         35,341          39,616        330
   Unamortized purchases of the leased assets.........         48,719          46,662        389
   Operating loss carryforward........................        101,416         474,560      3,955
   Unrealized losses on securities....................             --           1,953         16
   Other..............................................        211,792         213,649      1,780
                                                       --------------  --------------    -------
   Total gross deferred tax assets....................      2,630,801       2,789,709     23,247
   Less--Valuation allowance..........................        (19,887)        (63,516)      (529)
                                                       --------------  --------------    -------
   Total deferred tax assets..........................      2,610,914       2,726,193     22,718
                                                       --------------  --------------    -------
Deferred tax liabilities:
   Unrealized gains on securities.....................          2,534              --         --
   Special reserve for tax purposes...................         13,791           4,242         35
   Gains on sales of subsidiary stocks................        591,789         576,007      4,800
   Foreign currency translation adjustments...........         91,917          57,536        479
   Other..............................................         51,995          67,769        565
                                                       --------------  --------------    -------
   Total gross deferred tax liabilities...............        752,026         705,554      5,879
                                                       --------------  --------------    -------
   Net deferred tax assets............................ (Yen)1,858,888  (Yen)2,020,639    $16,839
                                                       ==============  ==============    =======

   The valuation allowance at March 31, 2002 and 2003 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the year ended March 31, 2002 was an decrease of (Yen)21,345 million and for the year ended March 31, 2003 was an increase of (Yen)43,629 million ($364 million), respectively.

   During the year ended March 31, 2003, (Yen)6,380 million ($53 million) of tax benefits have been realized through utilization of operating loss carryforwards.

   Net deferred tax assets at March 31, 2002 and 2003 are included in the consolidated balance sheets as follows:

                                                          2002            2003           2003
                                                     --------------  --------------  ------------
                                                             Millions of yen         Millions of
                                                                                     U.S. dollars
Deferred income taxes (current assets).............. (Yen)  274,760  (Yen)  231,611    $ 1,930
Deferred income taxes (investments and other assets)      2,069,780       1,950,420     16,254
Other current liabilities...........................         (5,400)             (4)        (0)
Other long-term liabilities.........................       (480,252)       (161,388)    (1,345)
                                                     --------------  --------------    -------
   Total............................................ (Yen)1,858,888  (Yen)2,020,639    $16,839
                                                     ==============  ==============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2003 amounted to (Yen)1,170,623 million ($9,755 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire mainly in five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14.  Consumption tax:

   The consumption tax rate, with minor exceptions, for all taxable goods and services is 5 percent. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services.

15.  Shareholders' equity:

   According to the NTT Law, NTT must obtain authorization from the Minister of Public Management, Home Affairs, Posts and Telecommunications for certain financial matters including (1) any new issue of shares, convertible debentures or debentures with preemptive rights to acquire new shares; (2) any resolution for (i)a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

   On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, NTT capitalized the aggregate amount of
(Yen)15,600 million of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. Under the Japanese GAAP, no accounting entry is required for such a free share distribution. Had the distribution been accounted for under generally accepted accounting principles in the United States, (Yen)234,624 million would have been transferred from retained earnings to the applicable capital accounts.

   On November 10, 2000, based upon the resolution of the Board of Directors' Meeting held on September 29, 2000 and October 23, 2000, NTT issued 300,000 shares of common stock at a price of (Yen)949 thousand per share. NTT recorded
(Yen)142,350 million in common stock and of (Yen)139,260 million in additional paid-in capital.

   The Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25 percent of stated capital computed in accordance with generally accepted accounting principles in Japan.

   The capital surplus and legal reserve, up to 25 percent of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25 percent of stated capital, are available for distribution upon approval of the shareholders' meeting.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2003 was (Yen)1,355,521 million ($11,296 million).

   In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2003 includes amounts representing final cash dividends of (Yen)39,831 million ($332 million), (Yen)2,500 ($21) per share, which were approved at the shareholders' meeting held on June 27, 2003.

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

   On May 14, 2002, the Board of Directors of NTT resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which were discussed by the General Meeting of Shareholders held on June 27, 2002, resolve that NTT could acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in a total not exceeding (Yen)100 billion ($833 million) until the conclusion of the General Meeting of Shareholders to be held for the year ended March 31, 2003. On October 8, 2002, based on this resolution, NTT acquired 200,000 shares of its common stock for total purchase price (Yen)86,200 million ($718 million).

   Based on the resolution of the Board of Directors' Meeting held on March 25, 2003, NTT retired 202,145 of its own shares (purchase price: (Yen)87,182 million ($727 million) ).

   On May 13, 2003, the Board of Directors of NTT resolved the proposals that NTT may acquire up to a total not exceeding 200,000 outstanding shares of its common stock in an amount in a total not exceeding (Yen)100 billion ($833 million) until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2004. The proposals were discussed and resolved by the General Meeting of Shareholders held on June 27, 2003.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Accumulated other comprehensive income (loss)--

   An analysis of the changes for the years ended March 31, 2001, 2002 and 2003 in accumulated other comprehensive income (loss) is shown below:

                                                         2001          2002           2003          2003
                                                     ------------  ------------  -------------  ------------
                                                                  Millions of yen               Millions of
                                                                                                U.S. dollars
Unrealized gain (loss) on securities:
   At beginning of year............................. (Yen) 75,321  (Yen) 21,743  (Yen)  20,707    $   172
   Change during the year...........................      (53,578)       (1,036)       (23,120)      (192)
                                                     ------------  ------------  -------------    -------
       At end of year............................... (Yen) 21,743  (Yen) 20,707  (Yen)  (2,413)   $   (20)
                                                     ============  ============  =============    =======
Unrealized gain (loss) on derivative instruments:
   At beginning of year............................. (Yen)     --  (Yen)     --  (Yen)  (9,717)   $   (81)
   Cumulative effect of an accounting change........           --        (8,250)            --         --
   Change during the year (*1)......................           --        (1,467)        10,493         87
                                                     ------------  ------------  -------------    -------
       At end of year............................... (Yen)     --  (Yen) (9,717) (Yen)     776    $     6
                                                     ============  ============  =============    =======
Foreign currency translation adjustments:
   At beginning of year............................. (Yen)(11,924) (Yen) 34,048  (Yen)  90,836    $   757
   Change during the year...........................       45,972        56,788        (10,434)       (87)
                                                     ------------  ------------  -------------    -------
       At end of year............................... (Yen) 34,048  (Yen) 90,836  (Yen)  80,402    $   670
                                                     ============  ============  =============    =======
Minimum pension liability adjustments:
   At beginning of year............................. (Yen)(23,135) (Yen) (4,150) (Yen) (25,852)   $  (215)
   Change during the year...........................       18,985       (21,702)      (269,996)    (2,250)
                                                     ------------  ------------  -------------    -------
       At end of year............................... (Yen) (4,150) (Yen)(25,852) (Yen)(295,848)   $(2,465)
                                                     ============  ============  =============    =======
Total accumulated other comprehensive income (loss):
   At beginning of year............................. (Yen) 40,262  (Yen) 51,641  (Yen)  75,974    $   633
   Cumulative effect of an accounting change........           --        (8,250)            --         --
   Change during the year...........................       11,379        32,583       (293,057)    (2,442)
                                                     ------------  ------------  -------------    -------
       At end of year............................... (Yen) 51,641  (Yen) 75,974  (Yen)(217,083)   $(1,809)
                                                     ============  ============  =============    =======

--------
(*1) This means net change in unrealized gain (loss) on derivative instruments
     (net of tax) and is as follows:

                                                                   2002         2003         2003
                                                               ------------  ----------- ------------
                                                                    Millions of yen      Millions of
                                                                                         U.S. dollars
Unrealized gain arising during the period..................... (Yen) 17,438  (Yen)   719     $ 6
Less--Reclassification adjustment for gain included in net
  income......................................................      (18,905)       9,774      81
                                                               ------------  -----------     ---
Net change in unrealized gain (loss) on derivative instruments (Yen) (1,467) (Yen)10,493     $87
                                                               ============  ===========     ===

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2001, 2002 and 2003 is shown below:

                                                                         Tax
                                                        Pre-tax       expense /     Net-of-tax
                                                        amount        (benefit)       amount
                                                     -------------  ------------  -------------
                                                                   Millions of yen
For the year ended March 31, 2001:
   Unrealized gain (loss) on securities............. (Yen)(112,192) (Yen) 58,614  (Yen) (53,578)
   Foreign currency translation adjustments.........        48,808        (2,836)        45,972
   Minimum pension liability adjustment.............        32,614       (13,629)        18,985
                                                     -------------  ------------  -------------
       Other comprehensive income (loss)............ (Yen) (30,770) (Yen) 42,149  (Yen)  11,379
                                                     =============  ============  =============
For the year ended March 31, 2002:
   Unrealized gain (loss) on securities............. (Yen)    (746) (Yen)   (290) (Yen)  (1,036)
   Unrealized gain (loss) on derivative instruments.       (16,276)        6,559         (9,717)
   Foreign currency translation adjustments.........       146,898       (90,110)        56,788
   Minimum pension liability adjustment.............       (39,953)       18,251        (21,702)
                                                     -------------  ------------  -------------
       Other comprehensive income (loss)............ (Yen)  89,923  (Yen)(65,590) (Yen)  24,333
                                                     =============  ============  =============
For the year ended March 31, 2003:
   Unrealized gain (loss) on securities............. (Yen) (40,651) (Yen) 17,531  (Yen) (23,120)
   Unrealized gain (loss) on derivative instruments.        17,228        (6,735)        10,493
   Foreign currency translation adjustments.........       (35,649)       25,215        (10,434)
   Minimum pension liability adjustment.............      (464,631)      194,635       (269,996)
                                                     -------------  ------------  -------------
       Other comprehensive income (loss)............ (Yen)(523,703) (Yen)230,646  (Yen)(293,057)
                                                     =============  ============  =============

                                                                         Tax
                                                        Pre-tax       expense/      Net-of-tax
                                                        amount        (benefit)       amount
                                                     -------------  ------------  -------------
                                                              Millions of U.S. dollars
For the year ended March 31, 2003:
   Unrealized gain (loss) on securities.............     $    (338)     $    146      $    (192)
   Unrealized gain (loss) on derivative instruments.           143           (56)            87
   Foreign currency translation adjustments.........          (297)          210            (87)
   Minimum pension liability adjustment.............        (3,872)        1,622         (2,250)
                                                     -------------  ------------  -------------
       Other comprehensive income (loss)............     $  (4,364)     $  1,922      $  (2,442)
                                                     =============  ============  =============

16.  Business segment and geographic area:

   The operating segments reported below are those for which segment-specific financial information is available. This financial information is used by NTT Group's management to make decisions on the allocation of management resources and to evaluate business performance.

   The regional communications services segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

   The long distance communications and international services segment principally comprises revenues from voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The wireless services segment principally comprises revenues from voice transmission services, data transmission services, sales of telecommunications equipment, and other operating revenues.

   The data communications services segment principally comprises revenues from system integration services.

   The other services segment principally comprises operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

   Reflecting its business, NTT Group continuously reviews its management model and structure, which may result in additional adjustments to its operating segments in the future.

   In the year ended March 31, 2003, NTT-ME Corporation, NTT Directory Services Co., and 10 other companies have been reclassified from the other services segment to the regional communications services segment, and Verio and 11 other companies have been reclassified from the other services segment to the long distance communications and international services segment.

  Business segments--

   Sales and operating revenue:

                                                         2001             2002             2003           2003
                                                   ---------------  ---------------  ---------------  ------------
                                                                    Millions of yen                   Millions of
                                                                                                      U.S. dollars
Sales and operating revenue:
   Regional communications services--
       Customers.................................. (Yen) 4,509,540  (Yen) 4,279,085  (Yen) 4,125,055    $ 34,376
       Intersegment...............................       1,023,375          826,754          717,848       5,982
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       5,532,915        5,105,839        4,842,903      40,358
   Long distance communications and international
     services--
       Customers..................................       1,198,253        1,153,732        1,068,659       8,905
       Intersegment...............................         195,221          177,964          164,502       1,371
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       1,393,474        1,331,696        1,233,161      10,276
   Wireless services--
       Customer...................................       4,162,092        4,646,995        4,780,418      39,837
       Intersegment...............................          15,964           12,259           28,670         239
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       4,178,056        4,659,254        4,809,088      40,076
   Data communications services--
       Customers..................................         680,755          699,795          690,167       5,751
       Intersegment...............................         105,974          102,172          141,942       1,183
                                                   ---------------  ---------------  ---------------    --------
       Total......................................         786,729          801,967          832,109       6,934
   Other--
       Customers..................................         286,148          248,146          258,847       2,157
       Intersegment...............................         868,398          774,567        1,058,356       8,819
                                                   ---------------  ---------------  ---------------    --------
       Total......................................       1,154,546        1,022,713        1,317,203      10,976
   Elimination....................................      (2,208,932)      (1,893,716)      (2,111,318)    (17,594)
                                                   ---------------  ---------------  ---------------    --------
   Consolidated total............................. (Yen)10,836,788  (Yen)11,027,753  (Yen)10,923,146    $ 91,026
                                                   ===============  ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Segment profit or loss:

                                                                2001            2002            2003           2003
                                                           --------------  --------------  --------------  ------------
                                                                           Millions of yen                 Millions of
                                                                                                           U.S. dollars
Operating income (loss):
       Regional communications services................... (Yen)  (57,257) (Yen) (691,510) (Yen)  169,429    $ 1,412
       Long distance communications and international
         services.........................................         16,189        (296,243)         49,338        411
   Wireless services......................................        795,407       1,013,874       1,056,719      8,806
   Data communications services...........................         55,840          53,759          58,785        490
   Other..................................................        (40,233)        (48,939)          1,394         12
                                                           --------------  --------------  --------------    -------
   Total..................................................        769,946          30,941       1,335,665     11,131
   Elimination............................................         64,860          30,593          27,892        232
                                                           --------------  --------------  --------------    -------
Consolidated operating income.............................        834,806          61,534       1,363,557     11,363
Other income..............................................        763,546         135,539         263,820      2,199
Other expenses............................................        293,195         287,531         222,352      1,853
                                                           --------------  --------------  --------------    -------
Consolidated income (loss) before income taxes............ (Yen)1,305,157  (Yen)  (90,458) (Yen)1,405,025    $11,709
                                                           ==============  ==============  ==============    =======
Equity in earnings (losses) of affiliated companies:
       Regional communications services................... (Yen)    1,575  (Yen)   (2,103) (Yen)      (93)   $    (1)
       Long distance communications and international
         services.........................................         (5,455)        (28,188)         (1,982)       (16)
   Wireless services......................................        (18,221)       (645,341)       (324,241)    (2,702)
   Data communications services...........................           (558)         (3,249)           (839)        (7)
   Other..................................................          4,851          10,193          (2,381)       (20)
                                                           --------------  --------------  --------------    -------
Consolidated total........................................ (Yen)  (17,808) (Yen) (668,688) (Yen) (329,536)   $(2,746)
                                                           ==============  ==============  ==============    =======

   Assets:

                                                   2001             2002             2003           2003
                                             ---------------  ---------------  ---------------  ------------
                                                              Millions of yen                   Millions of
                                                                                                U.S. dollars
Total Assets:
       Regional communications services..... (Yen)10,840,488  (Yen)10,708,375  (Yen) 9,652,161    $ 80,435
       Long distance communications and
         international services.............       2,394,928        1,664,322        1,633,808      13,615
   Wireless services........................       6,016,505        6,056,354        6,058,007      50,483
   Data communications services.............       1,076,076        1,116,155        1,183,354       9,861
   Other....................................       9,263,360       10,585,937       10,842,737      90,356
                                             ---------------  ---------------  ---------------    --------
   Total....................................      29,591,357       30,131,143       29,370,067     244,750
   Elimination..............................      (7,831,955)      (8,706,337)      (9,586,467)    (79,887)
                                             ---------------  ---------------  ---------------    --------
Consolidated total.......................... (Yen)21,759,402  (Yen)21,424,806  (Yen)19,783,600    $164,863
                                             ===============  ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Other significant items:

                                                                2001           2002           2003           2003
                                                           -------------- -------------- --------------  ------------
                                                                          Millions of yen                Millions of
                                                                                                         U.S. dollars
Depreciation and amortization:
       Regional communications services................... (Yen)1,272,076 (Yen)1,202,458 (Yen)1,095,229    $ 9,127
       Long distance communications and international
         services.........................................        178,893        173,631        161,973      1,350
   Wireless services......................................        593,219        638,055        749,197      6,243
   Data communications services...........................        145,922        154,702        158,207      1,318
   Other..................................................        278,846        266,741        219,954      1,833
                                                           -------------- -------------- --------------    -------
   Total..................................................      2,468,956      2,435,587      2,384,560     19,871
   Elimination............................................             --             --         (6,796)       (56)
                                                           -------------- -------------- --------------    -------
Consolidated total........................................ (Yen)2,468,956 (Yen)2,435,587 (Yen)2,377,764    $19,815
                                                           ============== ============== ==============    =======
Capital expenditures for segment assets:
       Regional communications services................... (Yen)1,116,359 (Yen)  783,208 (Yen)  730,264    $ 6,086
       Long distance communications and international
         services.........................................        198,685        183,147        119,451        995
   Wireless services......................................      1,012,795      1,032,256        853,956      7,116
   Data communications services...........................        164,372        170,577        171,017      1,425
   Other..................................................        173,639        122,738        102,927        858
                                                           -------------- -------------- --------------    -------
Consolidated total........................................ (Yen)2,665,850 (Yen)2,291,926 (Yen)1,977,615    $16,480
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

   There have been no sales and operating revenue from transactions with a single external customer amounting to 10 percent or more of NTT's revenues for the years ended March 31, 2001, 2002 and 2003.

17.  Leases:

   NTT Group leases certain office space, employees' residential facilities and other assets, recorded as capital lease or operating lease.

  Capital Lease--Lessee

   Leases qualifying as capital leases at March 31, 2002 and 2003 were as follows:

    Class of property                 2002           2003          2003
    -----------------            -------------  -------------  ------------
                                        Millions of yen        Millions of
                                                               U.S. dollars
    Buildings................... (Yen) 323,019  (Yen) 304,647    $ 2,539
    Machinery, vessels and tools       251,179        214,249      1,785
    Accumulated depreciation....      (265,162)      (266,992)    (2,225)
                                 -------------  -------------    -------
       Total.................... (Yen) 309,036  (Yen) 251,904    $ 2,099
                                 =============  =============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2003 are as follows:

                                                 Millions of  Millions of
     Year ending March 31                            yen      U.S. dollars
     --------------------                        ------------ ------------
     2004....................................... (Yen) 35,076    $  292
     2005.......................................       34,112       284
     2006.......................................       32,728       273
     2007.......................................       28,985       242
     2008.......................................       23,585       196
     Thereafter.................................      818,369     6,820
                                                 ------------    ------
     Total minimum lease payments...............      972,855     8,107
     Less--Amount representing interest.........      650,694     5,422
                                                 ------------    ------
     Present value of net minimum lease payments      322,161     2,685
     Less--Current obligation...................       13,029       109
                                                 ------------    ------
     Long-term capital lease obligations........ (Yen)309,132    $2,576
                                                 ============    ======

Operating Lease--Lessee

   Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2001, 2002 and 2003 were (Yen)170,470 million,
(Yen)189,487 million and (Yen)178,642 million ($1,489 million), respectively.

   Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2003 are as follows.

                                      Millions of Millions of
                 Year ending March 31     yen     U.S. dollars
                 -------------------- ----------- ------------
                      2004........... (Yen)  627      $ 5
                      2005...........        533        5
                      2006...........        162        1
                      2007...........         --       --
                      2008...........         --       --
                      Thereafter.....         --       --
                                      ----------      ---
                      Total.......... (Yen)1,322      $11

  Direct Financing Lease--Lessor

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

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Direct financing lease receivables at March 31, 2002 and 2003 were as follows:

                                                  2002           2003          2003
                                             -------------  -------------  ------------
                                                    Millions of yen        Millions of
                                                                           U.S. dollars
   Total minimum lease payments receivable.. (Yen) 464,132  (Yen) 465,142    $ 3,876
   Unearned income..........................       (51,252)       (51,981)      (433)
   Estimated residual values................         6,545          7,638         64
                                             -------------  -------------    -------
                                                   419,425        420,799      3,507
Less--Allowance for doubtful accounts.......        (3,326)        (3,198)       (27)
                                             -------------  -------------    -------
                                                   416,099        417,601      3,480
Less--Current portion.......................      (118,332)      (122,631)    (1,022)
                                             -------------  -------------    -------
Long-term direct financing lease receivables (Yen) 297,767  (Yen) 294,970    $ 2,458
                                             =============  =============    =======

   Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

   At March 31, 2003, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

                                      Millions of  Millions of
                 Year ending March 31     yen      U.S. dollars
                 -------------------- ------------ ------------
                      2004........... (Yen)154,037    $1,284
                      2005...........      119,331       994
                      2006...........       86,785       723
                      2007...........       56,169       468
                      2008...........       31,706       264
                      Thereafter.....       17,114       143
                                      ------------    ------
                        Total........ (Yen)465,142    $3,876
                                      ============    ======

  Operating Lease--Lessor

   Certain consolidated subsidiaries also provide operating leases. Investments in operating leases at March 31, 2002 and 2003 were as follows:

     Class of property                2002          2003          2003
     -----------------            ------------  ------------  ------------
                                        Millions of yen       Millions of
                                                              U.S. dollars
     Machinery, vessels and tools (Yen) 11,293  (Yen) 14,598     $ 122
     Accumulated depreciation....      (10,077)      (13,038)     (109)
                                  ------------  ------------     -----
        Total.................... (Yen)  1,216  (Yen)  1,560     $  13
                                  ============  ============     =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Minimum future rentals under non-cancellable operating leases at March 31, 2003 are as follows:

                                      Millions of Millions of
                 Year ending March 31     yen     U.S. dollars
                 -------------------- ----------- ------------
                      2004........... (Yen)1,188      $10
                      2005...........        428        3
                      2006...........         71        1
                      2007...........         14        0
                      2008...........          1        0
                      Thereafter.....         --       --
                                      ----------      ---
                      Total.......... (Yen)1,702      $14

18.  Research and development expenses and advertising costs:

  Research and development expenses--

   Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2001, 2002 and 2003 were (Yen)406,018 million, (Yen)390,892 million and (Yen)395,966 million ($3,300 million), respectively.

  Advertising costs--

   Advertising costs are expensed as incurred. Advertising costs were
(Yen)136,479 million, (Yen)120,565 million and (Yen)115,057 million ($959 million) included in "Cost of services and equipment sold, and selling, general and administrative expenses" in the consolidated statements of income for the years ended March 31, 2001, 2002 and 2003, respectively.

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

20.  NTT DoCoMo's share exchanges:

   On May 8, 2002, NTT DoCoMo entered into memoranda of understanding with its eight regional subsidiaries which provide that the eight regional subsidiaries shall become wholly-owned subsidiaries of NTT DoCoMo by way of share exchanges. In connection therewith, NTT DoCoMo purchased 870,000 of its own shares at the amount of (Yen)234,462 million ($1,954 million), and NTT sold 551,000 shares of NTT DoCoMo to NTT DoCoMo at that time based on its holding ratio.

   On November 1, 2002, the share exchanges were carried out based on share exchange ratios determined using the valuation of both NTT DoCoMo's and its subsidiaries' common shares. As a result, NTT's holdings in

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

NTT DoCoMo decreased by 1.09 percent to 62.97 percent and profit from share sales of (Yen)138,718 million ($1,156 million) was recorded in the year ended March 31, 2003.

   The share exchanges were also accounted for using the purchase method in accordance with SFAS 141. The differences between the acquisition costs and the increase in the net assets of the eight subsidiaries were first assigned to the recognized assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges. The remainder was recorded as goodwill, amounting to (Yen)127,884 million ($1,066 million) on the consolidated balance sheet as of March 31, 2003.

21.   Foreign exchange gain and loss:

   Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2001, 2002 and 2003 were a gain of (Yen)2,764 million, and losses of (Yen)16,129 million and (Yen)961 million ($8 million), respectively.

22.   Financial instruments:

  Derivative instruments, hedging activities--

   In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

  Foreign Currency Exchange Rate Risk Management

   NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

  Interest Rate Risk Management

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

  Fair Value Hedge

   The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2003. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

  Cash Flow Hedge

   The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group's strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. For the year ended March 31, 2003, these cash flow hedges were effective and the amount that representing hedges' ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2003, approximately (Yen)6,700 million ($56 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

  Fair value of financial instruments

   The table that follows provides the estimated fair value of financial instruments. Asset and liabilities that are reflected in the accompanying financial statements at fair value are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, accrued payroll and derivative financial instruments.

                                       2002                              2003                        2003
                         --------------------------------  --------------------------------  -------------------
                             Carrying                          Carrying                      Carrying
                             amounts         Fair value        amounts         Fair value    amounts   Fair value
                         ---------------  ---------------  ---------------  ---------------  --------  ----------
                                                   Millions of yen                               Millions of
                                                                                                 U.S. dollars
Long-term debt including
  current portion....... (Yen)(6,200,278) (Yen)(6,417,637) (Yen)(6,278,791) (Yen)(6,622,737) $(52,324)  $(55,189)

   The fair value of long-term debt, including the current portion, are estimated based on the discounted amounts of future cash flows using NTT Group's current incremental rates of borrowings for similar liabilities.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2002 and 2003:

                                               2002         2003         2003
                                           ------------ ------------ ------------
                                                Millions of yen      Millions of
                                                                     U.S. dollars
Forward exchange contracts................ (Yen) 79,797 (Yen) 61,583    $  513
Interest rate and currency swap agreements (Yen)938,567 (Yen)726,901    $6,058

  Concentrations of credit risk--

   NTT Group does not have any significant concentration of business transacted with an individual counter party or groups of counter parties that could, if suddenly eliminated, severely impact its operations at March 31, 2003.

23.   Commitments and contingent liabilities:

   Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment and other assets approximated (Yen)358,483 million ($2,987 million).

   Contingent liabilities at March 31, 2003 for loans guaranteed amounted to
(Yen)16,614 million ($138 million). The principal components of this total were a (Yen)6,917 million ($58 million) guarantee for borrowings by NTTL CAYMAN, LTD., a subsidiary, and a (Yen)4,571 million ($38 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliated company.

   Further, NTT DoCoMo pledged certain of HTCL shares, owned by Lugton Limited, a subsidiary of NTT DoCoMo, as collateral at December 12, 2002. The carrying value of the shares and principal terms of the pledge agreement are as follows:

(1)   Total number of shares to be 4,793 shares (% to total number of outstanding stocks
      pledged                      of HTCL: 3.8%)
(2)   Book value of shares to be   (Yen)7,191 million ($60 million)
      pledged
(3)   Period of to be pledged      Until full repayment (March 31, 2007)
(4)   Enforcement of security      In case of default defined in the facility agreement

   These shares are included in "Investments in affiliated companies" on the consolidated balance sheets.

   At March 31, 2003, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

24.  Subsequent events:

   NTT DoCoMo, having received a request for a shareholder loan advancement from 3GUK, conducted a comprehensive examination of the need for the loan, conditions, and the provisions of the 3GUK Shareholders Agreement, resolved to meet the request, and made a loan of (Pounds)200 million on May 2, 2003.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Year Ended March 31

                                                 Additions
                                     Balance at  charged to                 Balance at
                                    beginning of costs and                    end of
                                       period     expenses   Deductions(*1)   period
                                    ------------ ----------- -------------- -----------
                                                      Millions of yen
Year ended March 31, 2001:
   Allowance for doubtful accounts. (Yen)35,682  (Yen)32,339  (Yen)(25,801) (Yen)42,220
                                    ===========  ===========  ============  ===========
Year ended March 31, 2002:
   Allowance for doubtful accounts. (Yen)42,220  (Yen)30,785  (Yen)(30,000) (Yen)43,005
                                    ===========  ===========  ============  ===========
Year ended March 31, 2003:
   Allowance for doubtful accounts. (Yen)43,005  (Yen)30,349  (Yen)(31,373) (Yen)41,981
                                    ===========  ===========  ============  ===========

                                                 Additions
                                     Balance at  charged to                Balance at
                                    beginning of costs and                   end of
                                       period     expenses  Deductions(*1)   period
                                    ------------ ---------- -------------- ----------
                                                Millions of U.S. dollars
Year ended March 31, 2003:
   Allowance for doubtful accounts.     $358        $253        $(261)        $350
                                        ====        ====        =====         ====

--------
*1: Amounts written off.

                                               Balance at                            Balance at
                                              beginning of                             end of
                                                 period     Additions   Deductions     period
                                              ------------ ----------- ------------  -----------
                                                               Millions of yen
Year ended March 31, 2001:
   Valuation allowance-- Deferred tax assets. (Yen) 2,287  (Yen)41,232 (Yen) (2,287) (Yen)41,232
                                              ===========  =========== ============  ===========
Year ended March 31, 2002:
   Valuation allowance--Deferred tax assets.. (Yen)41,232  (Yen) 4,159 (Yen)(25,504) (Yen)19,887
                                              ===========  =========== ============  ===========
Year ended March 31, 2003:
   Valuation allowance--Deferred tax assets.. (Yen)19,887  (Yen)45,907 (Yen) (2,278) (Yen)63,516
                                              ===========  =========== ============  ===========

                                              Balance at                       Balance at
                                             beginning of                        end of
                                                period    Additions Deductions   period
                                             ------------ --------- ---------- ----------
                                                       Millions of U.S. dollars
Year ended March 31, 2003:
   Valuation allowance--Deferred tax assets.     $166       $382       $(19)      $529
                                                 ====       ====       ====       ====