Form 20-F/A
period 2003-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2004-04-28
CIK 769594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock (“Shares”)	New York Stock Exchange*
American Depositary Shares (“ADSs”) each of which represents 1/200 of a Share	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

6% Global Notes Due March 25, 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	15,932,445 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17  ☐    Item 18  ☒

EXPLANATORY NOTE

This amendment no. 1 on Form 20-F/A amends Item 15 of Nippon Telegraph and Telephone Corporation’s annual report on Form 20-F for the fiscal year ended March 31, 2003, which was filed July 3, 2003, in response to comments Nippon Telegraph and Telephone Corporation received from the Staff of the United States Securities and Exchange Commission in connection with its review of Nippon Telegraph and Telephone Corporation’s annual report. This amendment no. 1 also amends Item 19 to include as Exhibits 12.8 and 12.9 updated certificates of Nippon Telegraph and Telephone Corporation’s Chief Executive Officer and Chief Financial Officer. This amendment no. 1 is not intended to revise, update, amend or restate the information presented in any other Item of Nippon Telegraph and Telephone Corporation’s annual report on Form 20-F or reflect any events that have occurred after the Form 20-F was filed on July 3, 2003.

In this amendment no. 1 on Form 20-F/A, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation and “NTT Group” refers to NTT and its subsidiaries and any of their respective predecessors in business.

Page
PART I

ITEM 15—CONTROLS AND PROCEDURES	4

PART III

ITEM 19—EXHIBITS	5

SIGNATURES	6

ITEM 15—CONTROLS AND PROCEDURES

NTT Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those NTT Group maintains with respect to its consolidated subsidiaries.

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of a date within 90 days prior to the original filing date of NTT’s annual report on Form 20-F for the fiscal year ended March 31, 2003 (the “Evaluation Date”). Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded, as of the Evaluation Date, that these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required

ITEM 19—EXHIBITS

Exhibit Number		Description

1.1	*	Amended Articles of Incorporation of NTT (English translation thereof).

1.2	*	Amended Share Handling Regulations of NTT (English translation thereof).

1.3	*	Amended Regulations of Board of Directors of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed July 23, 2002).

8.1	*	List of Subsidiaries.

12.1	*	Consent of Independent Auditors.

12.2	*	Independent Auditors’ Consent.

12.3	*	Consent of Independent Accountants.

12.4	*	Independent Auditors’ Report.

12.5	**	Chief Executive Officer’s Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.6	**	Chief Financial Officer’s Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

12.7	*	Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and subsidiaries from the AT&T Wireless Services, Inc. annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 25, 2003.

12.8		Chief Executive Officer’s Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. Section 7241).

12.9		Chief Financial Officer’s Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. Section 7241).

*	Previously filed with the SEC as part of NTT’s Form 20-F filed on July 3, 2003 (except where indicated) and incorporated herein by reference.
**	Previously furnished to the SEC with NTT’s Form 20-F filed on July 3, 2003 and incorporated herein by reference.

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ NORIO WADA
Norio Wada President Chief Executive Officer

Date:  April 28, 2004