Form 20-F
period 2004-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2004-06-30
CIK 769594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2004
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock (“Shares”)	New York Stock Exchange*
American Depositary Shares (“ADSs”), each of which represents 1/200 of a Share	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

6% Global Notes Due March 25, 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	15,741,200 shares

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

Item 17  ☐    Item 18  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM	3	—	KEY INFORMATION	4

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	55

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	85

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	94

ITEM	8	—	FINANCIAL INFORMATION	96

ITEM	9	—	THE OFFER AND LISTING	96

ITEM	10	—	ADDITIONAL INFORMATION	99

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	105

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	107

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	107

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	107

ITEM	15	—	CONTROLS AND PROCEDURES	107

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	108

ITEM	16B	—	CODE OF ETHICS	108

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	108

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	109

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	109

PART III

ITEM	17	—	FINANCIAL STATEMENTS	110

ITEM	18	—	FINANCIAL STATEMENTS	110

ITEM	19	—	EXHIBITS	110

			SIGNATURES	111

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT and its subsidiaries and any of their respective predecessors in business, and the “predecessor corporation” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “NTT DoCoMo” refers to NTT DoCoMo, Inc., “NTT DoCoMo Group” refers to NTT DoCoMo and its consolidated subsidiaries and “NTT DATA” refers to NTT DATA CORPORATION. The Government of Japan is sometimes referred to herein as the “Government.”

References to fiscal years are to 12-month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

In this annual report, except as otherwise specified, the financial information is presented according to generally accepted accounting principles in the United States, referred to as “U.S. GAAP.”

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of fiscal 2000 through fiscal 2004 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2003 and 2004, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended March 31, 2002, 2003 and 2004 and the Notes thereto appear elsewhere in this annual report.

STATEMENT OF EARNINGS DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years Ended March 31,
	2000	2001	2002	2003	2004	2004
	(millions of yen)					(millions of U.S. dollars)
Operating revenues	¥10,018,691	¥10,836,788	¥11,027,753	¥10,923,146	¥11,095,537	$105,672
Operating expenses	9,194,901	10,001,982	10,966,219	9,559,589	9,535,216	90,812

Operating income	823,790	834,806	61,534	1,363,557	1,560,321	14,860
Other expenses (income)	134,818	(470,351)	151,992	(41,468)	32,973	314

Income (loss) before income taxes	688,972	1,305,157	(90,458)	1,405,025	1,527,348	14,546
Income tax expenses (benefit)	284,842	592,206	(73,379)	704,271	603,211	5,745
Minority interest in consolidated subsidiaries	(115,210)	(161,324)	977	(114,980)	(259,952)	(2,476)
Equity in earnings (losses) of affiliated companies (including write-down of ¥653,751 million and ¥319,564 million, net of income taxes, in affiliates in 2002 and 2003)	10,090	(17,808)	(668,688)	(329,536)	(20,323)	(193)

Income (loss) before cumulative effect of accounting changes	299,010	533,819	(684,790)	256,238	643,862	6,132
Cumulative effect of accounting changes (net of income taxes of ¥108,534 million and ¥25,852 million in 2002 and 2003 and net of minority interest of ¥12,836 million in 2003)	—	—	(149,882)	(22,880)	—	—

Net income (loss)	¥299,010	¥533,819	¥(834,672)	¥233,358	¥643,862	$6,132

	2000	2001	2002	2003	2004	2004
	(yen, except share amount)					(U.S. dollars)
Per Share of common stock:(1)
Income (loss) before cumulative effect of accounting changes	¥18,836.74	¥33,465.58	¥(42,442.49)	¥15,975.52	¥40,607.65	$386.74
Cumulative effect of accounting changes	—	—	(9,289.51)	(1,426.49)	—	—
Net income (loss)	18,836.74	33,465.58	(51,732.00)	14,549.03	40,607.65	386.74
Cash dividends, applicable to earnings for the year	¥10,000.00	¥5,000.00	¥5,000.00	¥5,000.00	¥5,000.00	$47.62
Average number of Shares outstanding (adjusted to reflect changes in capital)	15,873,761.92	15,951,285.83	16,134,538.17	16,039,414.63	15,855,684.15

(1)	The financial data for per Share of common stock are appropriately adjusted for any stock split of common stock. As of the end of fiscal 2004, the number of outstanding Shares of NTT was 15,741,200.

BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years Ended March 31,
	2000	2001	2002	2003	2004	2004
	(millions of yen)					(millions of U.S. dollars)
Property, plant and equipment (net)	¥11,863,596	¥11,792,368	¥11,497,686	¥11,057,908	¥10,769,626	$102,568
Total assets	19,101,238	21,759,402	21,424,806	19,783,600	19,434,873	185,094
Current liabilities	3,857,777	4,852,089	4,131,992	3,766,391	3,808,845	36,275
Long-term liabilities	8,318,577	8,665,418	9,918,401	8,853,305	7,614,868	72,522
Capital Stock (common stock plus additional paid-in capital)	3,326,076	3,607,686	3,607,686	3,607,686	3,660,042	34,858
Shareholders’ equity	¥6,014,573	¥6,756,154	¥5,865,052	¥5,637,595	¥6,397,972	$60,933

Dividends

NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT’s founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the general meeting of shareholders required to be held in June of each year and by the Minister of Public Management, Home Affairs, Posts and Telecommunications (“Minister of PHPT”) (formerly the Minister of Posts and Telecommunications). Immediately following approval thereof at the meeting and approval of the Minister of PHPT, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister of PHPT.

For dividend policy, see “Item 8—Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder and board of director (interim dividend) approval dates, payment dates and amount of dividends (expressed in Japanese yen and the U.S. dollar equivalent based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for custom purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of payment) paid by NTT applicable to each of the six-month periods indicated.

Record Date/ Six months ended	Approval Date	Payment Date	Dividend per Share
			(yen)	(dollars)
September 30, 1999	November 24, 1999	December 13, 1999	¥2,500	$23.96
March 31, 2000	June 29, 2000	June 30, 2000	¥2,500	$23.14
September 30, 2000	November 20, 2000	December 12, 2000	¥2,500	$22.18
March 31, 2001	June 28, 2001	June 29, 2001	¥2,500	$20.02
September 30, 2001	November 22, 2001	December 12, 2001	¥2,500	$19.86
March 31, 2002	June 27, 2002	June 28, 2002	¥2,500	$20.90
September 30, 2002	November 18, 2002	December 12, 2002	¥2,500	$20.21
March 31, 2003	June 27, 2003	June 28, 2003	¥2,500	$20.79
September 30, 2003	November 11, 2003	December 10, 2003	¥2,500	$22.99
March 31, 2004	June 29, 2004	June 30, 2004	¥2,500	n/a

See Note 15 to the Consolidated Financial Statements.

NTT paid dividends of ¥10,000 per Share in respect of fiscal 1999. This dividend consisted of a special dividend of ¥5,000 per Share, an annual dividend of ¥2,500 per Share paid to shareholders of record on March 31, 1999, and an interim dividend of ¥2,500 per Share paid to shareholders of record on September 30, 1998. The special dividend was announced in October 1998 in conjunction with NTT’s sale of a portion of its interest in NTT DoCoMo.

The payment, as well as the amount, of dividends in the future will be subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the Minister of PHPT.

Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which American Depositary Receipts (“ADRs”) are issued by JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute amounts received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of 105 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2004, the date of the most recent balance sheet included herein.

On June 25, 2004, the Noon Buying Rate was U.S.$1 = ¥107.82.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31,	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.64	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	103.70	112.75	104.18

Months of 2004	High(4)	Low(4)	Average(5)	Period-end(6)
January	107.17	105.52	106.27	105.84
February	109.59	105.36	106.71	109.26
March	112.12	104.18	108.52	104.18
April	110.37	103.70	107.66	110.37
May.	108.50	114.30	112.20	110.18
June (through June 25)	111.27	107.10	109.58	107.82

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last date of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group’s business operations. This annual report also contains forward-looking information that involves risks and uncertainties. NTT Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

Broadband access and other related growth areas may not expand as anticipated, and growth in wireless services may turn sluggish.

In the growing broadband market, Asymmetric Digital Subscriber Line (“ADSL”) services continue to expand and fiber-optic access services, the optimal form of broadband access, are spreading at an accelerating rate amidst fierce competition. In response to these developments, NTT Group established NTT Resonant Inc. (“NTT Resonant”) with a view toward the early realization of a “resonant communications environment,” which enables communications to be broadband and interactive. NTT Resonant will also function as a leading developer of new services, such as high-quality, easy-to-use interactive video communications services and broadband portal services offering new functions with high-added value; it will provide these services to the public in collaboration with other NTT Group companies. NTT Group realizes that as it develops the market for new broadband services, it must address a number of issues, including the viability of business models and the feasibility of technical development. Moreover, if the broadband market does not expand as anticipated, or if competition forces rate reductions or continued discount or free service offerings, revenues from broadband services may not grow as anticipated.

Fixed line data transmission services have shown steady overall growth with the spread of ISP services, such as broadband access and Open Computer Network (“OCN”) services, and with the expansion of new IP-related services, such as Internet Protocol-Virtual Private Network (“IP-VPN”), wide-area LAN and other services directed toward corporate customers. However, a fall in unit prices is expected to continue, due to such factors as the consolidation and/or elimination of corporate networks and migration to IP-related services that provide broadband communications at a lower cost.

In the wireless services segment, NTT Group considers increased revenues from the following sources to be one of the critical elements for future growth: expansion of audio-visual traffic in the form of video telephone using FOMA handsets; the development of new services that are helpful both in daily life and in business; and increased data transmission. Nevertheless, if technical problems arise in current or future cellular phone handsets, if current or future data transmission or other services of NTT DoCoMo Group, including the i-mode service, are insufficient to keep current subscribers or attract new ones, if continued or new growth is not achieved, if FOMA services do not grow at the pace envisioned, or if problems arise with respect to technology or customer satisfaction, then the future growth of wireless services may be curtailed.

In systems integration services, given the current deflationary environment, customers are increasingly demanding lower costs, and with hardware costs remaining low, software costs are now perceived as being high. These conditions may lead to lower sales prices for systems and services handled by NTT Group. In addition, in systems integration NTT Group generally subcontracts the work for a system from the receipt of an order to delivery and assumes full responsibility for providing the system to the customer.

NTT Group’s market share and sales may suffer from competition.

It is anticipated that companies employing a variety of business models will continue to enter the information and communications market in Japan, and with the deregulation of rate agreements and other deregulation measures, competition is expected to grow increasingly fierce. NTT Group faces competition in all segments from regional communications services, long distance communications and international services, wireless services and data communications services. See “Item 4—Information on the Company—Competition.”

The fixed line telephone market continues to contract, as traffic continues to shift to wireless phones, discount services make further inroads, and fixed rate unlimited Internet access services and IP telephone services expand rapidly. In the existing fixed line telephone market (not including IP telephony) in inter-prefectural communications, NTT Communications’ share of MYLINE registrations was 57.5% as of March 31, 2004, virtually unchanged from the previous year. However, conditions in the intra-prefectural communications market are harsh, with shares of MYLINE registrations for NTT East and NTT West slightly declining from year to year.

IP telephony is not expected to replace fixed line telephones in the near term because it continues to be inferior to standard fixed line telephones both in terms of stability and reliability, and both fixed line and IP telephony services are expected to co-exist for the foreseeable future. However, in the corporate market, introduction of IP Centrex services (a type of IP telephony service for corporate users which provides outsourcing of server maintenance and operation) has accelerated as more companies start to deploy IP telephony. In the residential market, IP telephony services provided by ADSL providers and ISPs using the 050 calling code (the IP telephony code) have been expanding. In 2003, large telecommunications firms began offering IP telephony services for apartment dwellers using the 0AB~J numbers (IP telephony services that use the conventional telephone number system that fixed line phones use). If IP telephony develops rapidly, there would be an adverse effect on revenues from fixed line telephone service, which is one of the main sources of revenue for NTT Group.

As the fixed line telephone market continues to contract, NTT Group is moving aggressively with the development of its broadband businesses. In fiscal 2004, the number of users in Japan of fiber-optic access, ADSL and cable access exceeded 14 million, indicating that the broadband age has arrived. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices. In the ADSL market, NTT East and NTT West increased their subscriber base by providing services that now achieve a maximum download rate of approximately 40Mbps and offering games, theatrical performances and other entertainment content for customers of FLET’S services. As a result, as of March 31, 2004, NTT East and NTT West maintained the same share of the ADSL market as in the previous year, at 36.5%. In the fiber-optic access market, the number of “B-FLET’S” subscriptions increased from 199,000 at March 31, 2003 to 840,000 at March 31, 2004. However, this figure did not reach NTT Group’s sales targets for fiscal 2004. The broadband access business continues to face stiff competition, as companies fight over share in the ADSL market where growth has slowed and as new companies enter the fiber-optic access market, offering Internet access, IP telephony and video transmission as a package of services. As a result of free-service campaigns, installation discounts and other measures implemented in response to this competition, it is possible that revenues will be adversely affected.

There are three principal wireless services providers in Japan: NTT DoCoMo Group, KDDI Group, and Vodaphone. As of March 31, 2004, NTT DoCoMo Group had far more subscribers (approximately 46 million including subscribers to third generation (“3G”) and other cellular phone services) than KDDI Group’s “au” services (approximately 17 million subscribers), but in fiscal 2004, au services had a slightly higher net increase in subscriptions. As of March 31, 2004, market share for the three providers were: 56.3% for NTT DoCoMo Group, 25.3% for KDDI Group (including TU-KA Group) and 18.4% for Vodaphone. Because competition with other wireless providers in both rates and services has intensified, with respect not just to the acquisition of new subscriptions but also to the retention of existing ones, NTT DoCoMo Group may not be able to maintain the number of subscriptions at the level it hoped for. Also, because of the intense competition for subscribers, the costs required to keep subscribers from leaving NTT Group may be greater than anticipated.

In the wireless services market, other service providers have been deploying new products, including handsets for third-generation wireless services and handsets equipped with Global Positioning System (GPS) functions, and new services, such as international roaming services. Moreover, among the wireless services providers, one provider offers communications services based on a technology different from the Wideband Code Division Multiple Access (“W-CDMA”) that NTT DoCoMo Group uses in its FOMA services. In data transmission, for example, this technology currently enables data transmission at a rate faster than NTT DoCoMo’s FOMA services, and is being offered with fixed rate packet transmission fees.

The Personal Handyphone System (“PHS”) business recorded a loss in fiscal 2004, as it did in fiscal 2003. As of March 31, 2003, PHS subscriptions were at 1.69 million, and as of March 31, 2004, this had fallen to 1.59 million. In April 2003, NTT DoCoMo Group introduced PHS data transmission services with fixed rate pricing. NTT DoCoMo Group saw a net increase in the number of data-card-type PHS subscriptions as a result of promotion efforts focused on increasing usage of fixed-fee services for data communications. There is no assurance, however, that fixed rate pricing will help achieve the expected level of subscriptions and reduce losses in this business.

The software business, which is the most important area of business for NTT DATA, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their main focus to this business. It is not entirely clear how the market will grow, and increased competition resulting from aggressive promotion and growth strategies of competing companies may have an adverse effect on the financial condition and performance of NTT Group.

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications markets. However, as the fixed line telephone market contracts, NTT Group must rise to the challenge of developing new businesses in the highly competitive broadband market. Accordingly, there is no guarantee that NTT Group will be able to maintain its current competitive advantage. Increased competition resulting from corporate consolidations and reorganizations in the information and communications markets may cause NTT Group to lose market share and force NTT Group companies to lower their rates. These factors may have a material adverse effect on NTT Group’s future growth and profitability, and there is no guarantee that current and future competition will not adversely affect NTT Group’s financial condition and performance.

Changes or decisions made regarding telecommunications regulations may adversely affect NTT Group’s business.

The Japanese telecommunications industry has been deregulated in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), tariff deregulation and the implementation of a Long Run Incremental Cost (“LRIC”) Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecom laws aimed at promoting competition. See “Item 4—Information on the Company—Regulations—Interconnection Rates.” Decisions relating to regulations and the resulting changes in the telecommunications industry may adversely affect NTT Group’s financial condition and performance.

Interconnection Rates

In April 2003, a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004, a calculation methodology for applicable interconnection charges was introduced whereby the group center (“GC”) interconnection charge was set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rates) and the zone center (“ZC”) interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rates) (in each case for three minutes). In the case of the GC interconnection charge, the amount is subject to adjustment when actual traffic differs by more than 15% from the volume of traffic during the base period (the latter half of fiscal 2002 and the first half of fiscal 2003) for calculation of interconnection charges. In April 2003, NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the Ministry of Public Management, Home Affairs, Posts and Telecommunications (“MPHPT”). Some competing carriers that are to pay these interconnection rates to NTT East and NTT West have filed an administrative suit against the MPHPT to have that approval revoked, arguing that the decision-making process was not transparent. NTT Group believes that, given the debate that has taken place, a decision unfavorable to NTT East and West is unlikely. However, there can be no assurance that there will not be an unfavorable result.

The revisions of interconnection charges and the implementation of the adjustment system with respect to the GC connection charge described above led to an increase in revenues from dial-up interconnection charges based on the LRIC Methodology for fiscal 2004 over fiscal 2003. However, due to such factors as the rapid shift of demand from fixed line telephones to mobile communications and IP communications, the volume of traffic through switchboards of the regional companies is declining. Accordingly, it cannot be predicted whether revenues from interconnection charges in fiscal 2005 will increase over fiscal 2004.

Moreover, with regard to interconnection charges for 2006 and beyond, a March 2003 report of the Telecommunications Council stated its intention “to consider a method of calculation that takes into account major changes in the business environment such as decrease in traffic and restrictions on new investment.” Because the LRIC Methodology is based upon a hypothetical model that may hinder stable provision of universal services and other services, NTT Group intends to ask the Government to switch to a calculation method based on actual costs starting in fiscal 2006. There can be no assurance, however, that such a switch will be made.

In the March 2003 report, the Telecommunications Council requested reconsideration of the methodology for recovering non-traffic sensitive costs (“NTS costs”), together with reconsideration of the handling of monthly rates and other matters. In response to this, the MPHPT created the Study Group for Monthly Rates, Etc., which issued a report in December 2003. This report recommends that rate schedules and rate levels be revised from the perspective of ensuring the appropriateness of cost levels used to set monthly charges, and establishing a proper scheme for setting rates based on classifications determined by reference to number of subscribers in each local area. It also recommends abolishing facilities’ installation fees.

The MPHPT has referred the issue of interconnection rates and NTS costs to the Telecommunications Council. Depending upon how the debate proceeds, it is possible that NTS costs, which are not dependent on traffic volume, will be excluded from the cost range for interconnection rates, which are dependent on traffic volume, and therefore interconnection rate levels will fall. It is also possible that increases in monthly rates reflecting NTS costs will not be allowed if a consensus cannot be reached regarding changes to cost-sharing among users. In such a case, NTT Group will be forced to accept lower interconnection rate levels and overall revenues may decline.

Meanwhile, the Telecommunications Council is also considering the abolition of installation fees. Such abolition has no relation to interconnection charges or NTS cost recovery. The abolition of installation fees appears to be under consideration only in the context of the reasonableness of charging such installation fees. If these fees are abolished immediately, NTT Group’s financial condition and operating performance may be adversely affected.

Rates for calls from fixed line phones to cellular phones

From July 2002, there has been ongoing debate regarding which companies should set rates for users for calls from fixed line telephones to cellular phones (“fixed-to-mobile calls”). In June 2003, the MPHPT issued the following policy regarding relay connections for fixed-to-mobile calls.

(1)	Establishing User Rates

•	When a caller selects a relay carrier (00xx-090-xxxx-xxxx) by adding a carrier identification number (e.g., 0033 for NTT Communications), the selected relay carrier sets the rates for that call.

•	When a caller does not add a carrier identification number for a call (090-xxxx-xxxx), the cellular phone carrier sets the rate of the call.

•	It is expected that the above arrangement will commence between the end of fiscal 2004 and early fiscal 2005.

(2)	Notwithstanding the above, as a transitional measure for fiscal 2005 only, a cellular service provider may set user rates in its own service areas.

(3)	Presubscription priority connections in which an individual selects a relay carrier in advance are not presently required.

Based on the above policy, relay connections with rates set by fixed telephone service providers began on April 1, 2004.

It is difficult to predict the effect of the above changes on NTT Group. This is because: (1) for fixed-to-mobile calls, it is difficult to predict just how much traffic will shift to calls made with a carrier identification number entered; and (2) NTT East, NTT West and NTT Communications, in addition to NTT DoCoMo, will be able to set rates, so that NTT Group may be able to capture an increased share of revenues previously held by non-NTT Group companies.

Evaluation of Competition Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that the distinction between Type I and Type II Carriers be eliminated and major deregulation be implemented. At the same time, to ensure the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance, in order that regulations reflecting market conditions in the various service areas can be imposed on dominant businesses. In response to this report, the MPHPT considered ways to evaluate competition conditions, and in April 2004 the MPHPT published its “Evaluation of Competition Conditions in Telecommunications (draft)” for public comment. In June 2004, the MPHPT released its final report.

According to the final report, the Internet connection market is not in a condition that would allow a player to exercise market dominance. Based on this evaluation, it seems unlikely that additional regulations will be imposed.

Review of Monopoly and Oligopoly Regulations by the Antimonopoly Law Study Group

In October 2002, the Fair Trade Commission, through its Antimonopoly Law Study Group, commenced a review of the system of measures and monopoly and oligopoly regulations under the Antimonopoly Law. As part of this review, the Commission established a “Subcommittee to Consider Review of Monopoly and Oligopoly Regulations” in June 2003. After extensive deliberations with a view toward the elimination of acts by businesses possessing so-called “essential facilities” that prevent competitors from entering the marketplace and other such anticompetitive acts, the “Report of the Antimonopoly Law Study Group” was released on October 28, 2003.

Administrative Advice and Hearing Based on the Antimonopoly Law

In December 2003, the Fair Trade Commission issued a warning with regard to the B-FLET’S New Family Type service that NTT East is currently providing. The Commission found that while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that it was not in fact actually using, and that as a result of this practice NTT East effectively was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by blocking the entrance of newcomers, and it advised NTT East to stop this practice.

NTT East believes that its acts do not violate applicable laws, and has not followed the advice provided by the Commission. An administrative hearing in accordance with procedures set forth in the Antimonopoly Law has been initiated and is currently in progress. While the outcome of this proceeding is not determinable, NTT Group believes that an adverse outcome would not likely have a material adverse effect on NTT Group due in part to NTT East having already deployed the facilities for split-fiber transmission. However, no assurance can be given in this regard.

Introduction of Number Portability System for Cellular Phones

According to a study report issued by the MPHPT in April 2004, many foreign countries allow portability of cellular phone numbers, both for the convenience of users and in order to promote competition among cellular phone service providers. Cellular phone users in these countries can switch providers without changing their phone numbers, thus making it much easier for them to switch providers. In the report issued by the MPHPT’s study group and in guidelines issued by the MPHPT in May 2004, the Japanese Government has indicated its intention to introduce a system of number portability within fiscal 2006.

Currently, it is difficult to predict the effects of number portability, as this will be determined by the services and rates of cellular phone service providers at the time the system is introduced. Because subscribers can change providers easily, there would be an opportunity to capture new subscribers, but it also means that there is a risk of losing subscribers to other carriers. There could be major adverse effects if costs for introducing number portability are not recovered as anticipated, if costs for capturing and retaining subscribers increase, or if there is further rate competition.

Law Revising a Portion of the Telecom Business Law and the Nippon Telegraph and Telephone Corporation, etc. Law (“NTT Law”)

In 2003, the Diet adopted the “Law Revising a Portion of the Telecom Business Law and the NTT Law.” This law was implemented on April 1, 2004. The main provisions of the law are summarized below (item 2 below took effect as of January 26, 2004 and item 3 below took effect as of September 30, 2003 and by ministerial order of the MPHPT was made applicable to fiscal 2004 and fiscal 2005):

1. Elimination of the business classifications of Type I Carrier and Type II Carrier

The business classifications of Type I Carrier and Type II Carrier were eliminated. The system of requiring approval for entry and exit from the market was eliminated in favor of a system of registration or reporting. In addition, an approval system for public works projects was introduced.

The obligation of a carrier to enter into standard form rate agreements with customers was eliminated in principle. However, rules to protect users, such as the obligation to explain to users important items relating to the provision of services and the obligation to process complaints, were strengthened.

2. A system enabling a manufacturer to verify the conformity of terminal devices with technical standards was established.

3. Partial revision of the NTT Law

NTT East is required to take necessary measures, including delivery of funds to NTT West, in order to provide suitable, fair and stable provision of telephone services in Japan.

Of the above amendments, deregulation resulting in the elimination in principle of the obligation to enter into standard form rate agreements should allow for different rates to be negotiated with different customers. Particularly with regard to large corporate customers, this will result in stiffer competition in which service would be provided with flexible rates and under flexible conditions to meet the needs of individual users. Competition of this sort may have a negative impact on the revenues NTT Group derives from the corporate market.

Policy for Legacy System Reform and Formulation of an Electronic Government Construction Plan

On March 25, 2003, the e-Japan Initiative Planning Committee of the Liberal Democratic Party (“LDP”) submitted to the Japanese Government its “Legacy System Reform Guidelines” for reform of old government computer systems. Among the proposals contained therein are: (1) in cases where the legacy systems of government ministries and agencies are changed over to new systems, if the total cost (initial cost plus running cost times total useful life) can be reduced without compromising the ease of use for internal users (i.e., the ministries and agencies) and external users (i.e., citizens, etc.), then the legacy systems should be changed over to new ones; (2) in order to reform 41 of the legacy systems that government ministries and agencies currently have, a legacy system optimization plan should be drawn up for the purposes of thoroughly reviewing the

Government’s overall task performance and systems by fiscal 2006, which is within the timeframe of the Electronic Government Construction Plan (described below); and (3) an action plan to implement the proposals should be drafted and published by June 2003.

On July 17, 2003, at a meeting of the Government Ministry Chief Information Officers’ Committee, a plan entitled “The Electronic Government Construction Plan” was adopted. Under this plan, in response to the Legacy System Reform Guidelines described above, an Action Plan for Legacy System Reform is to be established for each government ministry or agency. Each ministry or agency, based on its action plan, is to formulate, as soon as possible before the end of fiscal 2005, a plan for optimizing its individual task performance and systems. In addition, on April 26, 2004, the LDP’s e-Japan Initiative Planning Committee submitted to the Government “A Petition Relating to the Legacy System Review,” in which it expressed fears that by concentrating only on the reform of individual legacy systems, task performance reform and system optimization for the Government as a whole were not being addressed. In light of this petition from the LDP and actual progress under the Electronic Government Construction Plan, the Government made clear on June 14, 2004, that it would carry out a review of the Electronic Government Construction Plan, incorporating points to consider with a view towards formulation of an optimization plan, and that it would adopt a task performance and system review policy by June 2005 at the latest.

As a result of the actions by the LDP and the Japanese Government as discussed above and depending on the particulars of such task performance and system review policy and optimization plan for construction of an electronic government, it is possible that there will be a potential impact on orders received by NTT DATA for government-related systems and, if the impact is adverse, there could be a corresponding drop in revenues.

Trends in New Technology and New Systems

-Trends in Power Line Communications (PLC)

In April 2002, the MPHPT established a “Study Group Regarding Power Line Communications,” which considered the feasibility of power line communications for high-speed data transmission at a speed of several multiples of 10Mbps. In its report in August 2002, the group concluded that “at this point in time expansion of frequency bands for use in power line communications facilities would be difficult,” but that “further feasibility tests are required, and a system should be put in place for this purpose.” In response to this, the MPHPT formulated a policy approving the establishment of experimental high-speed power line communications facilities. After a period for public comment, the MPHPT adopted this policy in January 2004. Some power companies are currently conducting experiments to verify the technology.

-Developments in Technology Surveys Relating to New Third-Generation Cellular Phone Systems

In October 2003, the MPHPT began consideration of a policy for advancing the development of third-generation cellular phones (IMT-2000), and instructed the Telecommunications Council to study developments in third-generation cellular phone technologies. Currently, the Committee for Effective Frequency Use by Cellular Phones, Etc. is studying the development of TD-CDMA and other third-generation cellular phone technologies that differ from the W-CDMA used by NTT DoCoMo and the cdma2000 used by KDDI Group’s “au” service. Some carriers are carrying out their own investigations to verify the technologies.

If such new technologies and new systems are introduced in Japan, competition can be expected to intensify with the entry of new cellular phone operators. This intensified competition may adversely affect revenues of NTT Group, but at this point in time any specific effects are unclear.

The Japanese Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Japanese Government currently owns approximately 46% of NTT’s issued Shares. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. The Government has not used its power as a shareholder to direct the management of NTT.

NTT Group’s international telecommunications and Internet-related investments may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has actively sought to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of wireless services, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio Inc. (“Verio”), Hutchison Telephone Company Limited (“HTCL”) and AT&T Wireless Services, Inc. (“AT&T Wireless”).

Due to intense competition, the bursting of the dot-com bubble, increasing debt, the steep drop in stock prices of telecommunications and Internet-related companies, and sluggish economic conditions, NTT Group has recorded significant write-downs of goodwill in connection with its overseas investments, including in Verio, AT&T Wireless and KPN Mobile N.V. (“KPN Mobile”).

In general, the strategy of acquiring minority equity interests gives NTT Group companies, including NTT DoCoMo, substantially less influence over their overseas affiliates than if they established or acquired subsidiaries in those markets. If another company acquires control of management in one of NTT Group’s strategic partners or if an NTT Group company decides to dissolve, exit or reduce its interest in a strategic alliance, NTT Group might not realize the anticipated benefits of its investment in and strategic alliance with such partner.

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

Since NTT has recorded large impairment charges in past periods, the impact on NTT’s financials of future write-downs related to the impaired value of investments may be limited. Nevertheless, to the extent there is impairment, NTT may in future periods have write-downs related to the impaired value of investments.

AT&T Wireless has agreed to be acquired by Cingular Wireless LLC (“Cingular”). Under the acquisition proposal, shares of AT&T Wireless owned by NTT DoCoMo are to be exchanged for cash. The transaction is pending approval from government agencies, and if it is not consummated, NTT Group’s financial condition and performance in fiscal 2005 may be affected.

NTT DoCoMo Group has only a limited amount of spectrum available for its services, and other cellular phone operators may not adopt the W-CDMA technology of NTT DoCoMo Group.

NTT DoCoMo Group has limited frequencies and facilities available for its services. In particular, with regard to FOMA services and fixed rate services that commenced on June 1, 2004, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DoCoMo Group and that its service quality will deteriorate due to incapacity to process such increased traffic using existing facilities. NTT DoCoMo Group has made efforts to improve efficiency of frequency use through the application of its technologies, and to obtain new frequencies. However, there can be no assurance that NTT DoCoMo Group’s efforts to improve service quality will succeed, and it is possible that NTT Group’s financial condition or performance will be materially affected due to weak growth in its wireless services or loss of subscribers to competitors in areas where service quality problems arise.

In addition, if an insufficient number of cellular phone operators adopt W-CDMA technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale it currently anticipates. Also, NTT DoCoMo Group cannot assure that handset and network manufacturers will be able to modify their handsets and networks appropriately and promptly if standardization organizations make changes to the specifications for existing W-CDMA technology which require modifications to the handsets and networks that NTT DoCoMo Group currently uses.

NTT Group may not achieve anticipated cost savings.

Since before its reorganization in 1999, NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance.

In May 2002, NTT East and NTT West introduced a system to transfer to newly established outsourcing companies in each region (comprising one prefecture or block of prefectures) various functions, including order-taking, small office home office (“SOHO”) sales, and equipment maintenance, operations and repairs. At the same time, an arrangement was implemented whereby employees, primarily those 51 years of age and over, retired from NTT East and West and were then re-employed by the outsourcing companies at lower wage levels.

NTT expects that these outsourcing companies will contribute to reducing NTT Group’s total operating expenses in a number of ways, not only through the realization of savings in personnel costs resulting from the employee relocation system described above, but also by enabling more focused efforts to achieve operating efficiencies and more effective allocation of human and other resources to business expansion initiatives. However, no assurance may be given that the anticipated cost savings will be achieved.

NTT Group’s business may be adversely affected by the economic situation in Japan.

NTT Group’s businesses, including its telephone services, broadband access services, and systems integration services, are affected by the economic situation in Japan, as most of NTT Group’s revenues are generated in Japan.

The Japanese economy in fiscal 2004 has shown signs of recovery since the latter half of the fiscal year. While employment conditions still remain harsh, consumer spending has rebounded and corporate profits seem to be improving. The international economy is also expected to continue to grow at a fairly high rate. Based on these factors, it appears that the Japanese economy is on a course for gradual recovery. Nevertheless, the effect of exchange rate trends and the international political situation remains uncertain, and it is expected to take some time for the Japanese economy to fully recover. If economic conditions in Japan require a long time for recovery or start to deteriorate again, NTT Group’s results of operations may be adversely affected. In addition, NTT Group’s real estate disposition plan and pension investments may be adversely affected by economic conditions including the depressed stock and financial markets.

System disruptions may adversely affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group relies upon fixed line subscriber telephone, ISDN, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes that frequently hit Japan, typhoons, floods, problems in hardware and software, terrorism, cyber-terrorism and various other events. The occurrence of any of these events on a large scale could cause severe damage to its telecommunications networks which could take a long time to restore. NTT Group’s financial condition and operating performance may be adversely affected by reductions in income and expensive repair costs resulting from any such event.

Subscribers may be adversely affected by disclosure of personal information.

NTT Group makes every effort to protect private information of customers as part of the normal conduct of its business, using internal management systems that have been in place for some time. Specifically, NTT Group strives to ensure that personal information is protected, by fostering a sense of ethical behavior in employees through employee training, strengthening the management system for handling customer information, and periodically checking access restrictions to the systems for managing customer information, as well as how that information is being accessed.

In May 2003, the Law Relating to the Protection of Personal Information was enacted, with full implementation scheduled for April 2005. In light of the intent of this law, NTT Group will make every effort to ensure protection of customer information as telecommunications services become faster, more diverse and more complex.

NTT Group expects to be able to ensure proper management of customer information with the above-described system, but if customer information is stolen or otherwise misused, there is a danger that this could adversely affect NTT Group’s business, including by impairing NTT Group’s ability to obtain new subscribers or secure selective bids.

Future sales by the Japanese Government or NTT may adversely affect the trading price of NTT Shares and ADSs.

The Japanese Government is required by the NTT Law to own one-third or more of the total number of the issued Shares of NTT. Until October 1986, the Government, through the Minister of Finance, owned 100% of the issued Shares. As of March 31, 2004, the Government owned approximately 46% of the outstanding Shares as a result of sales of Shares by the Government to the public and the sale of Shares to NTT as part of NTT’s Share repurchase program. Under the budget for fiscal 2005, the Government is permitted to sell up to 1,000,000 Shares. In addition, if the NTT Law is revised, the requirements regarding Government ownership of NTT Shares may be eased or abolished, and the number of Shares the Government is allowed to sell may increase. The sale or the potential sale of Shares by the Government or issuance or potential issuance of Shares by NTT could have an adverse impact on the market price of Shares and ADSs.

Investors may have difficulty enforcing judgments under U.S. securities law regarding the civil liabilities of NTT.

NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT’s members of the board of directors and management reside outside of the United States (principally in Japan). All or a substantial portion of the assets of such persons or NTT are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or NTT or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the securities laws of the United States. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japanese courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Japanese courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

Forward-Looking Statements

Some of the statements made in this report are forward-looking statements. These include statements with respect to NTT’s plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning:

(i)	NTT Group; and

(ii)	the economy and telecommunications industry in Japan and overseas.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	the financial and operating impact of equity investments in overseas companies, including Verio, HTCL and AT&T Wireless, and any other companies in which NTT Group companies may make equity investments;

(ii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G cellular subscriber services and Internet-related businesses;

(iii)	risks and uncertainties associated with the pricing of services;

(iv)	the effects of deregulation of the telecommunications market, including the calculation method of interconnection rates and the revision of the price-cap system;

(v)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(vi)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(vii)	the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group;

(ix)	the effect of any epidemics, including the SARS virus;

(x)	the effect of the introduction of or changes to various laws or regulations;

(xi)	the impact of system failure; and

(xii)	volatility and changes in the economic conditions and security markets in Japan and other countries.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

(Note) As of the date of this annual report.

NTT Group is the largest provider of fixed and mobile voice transmission, data transmission, leased circuit, telecommunications equipment sales, systems integration and other telecommunications services in Japan and operates one of the largest telephone networks in the world. NTT Group is comprised of NTT, its 422 other subsidiaries and 97 affiliated companies (as of March 31, 2004), and its predominant businesses are regional communications, long distance and international communications, mobile communications and data communications services.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NTT East, NTT West, NTT-ME CORPORATION, Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited, NTT Directory Services Co., NTT InfraNet Co., Ltd., NTT Solco Corporation, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT CARD SOLUTION CORPORATION, NTT BUSINESS INFORMATION SERVICE INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT HOKKAIDO TELEMART CORPORATION and 107 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services and related ancillary services. The consolidated subsidiaries in the long distance and international communications services are NTT Communications, NTT USA, Inc., Verio, NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT AUSTRALIA IP PTY. LTD., NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, NTT MSC SDN. BHD., NTTPC COMMUNICATIONS INC., NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT World Engineering Marine Corporation, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., DREAM NET CORPORATION, NTT NaviSpace Corporation and 27 other companies.

The principal services in the mobile communications business include cellular services, PHS services, “Quickcast” services (formerly paging services) and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu Inc., DoCoMo Technology, Inc. and 21 other companies.

The principal services in the data communications business include systems integration and network systems services. The consolidated subsidiaries in the data communications business are NTT DATA, NTT

DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION and 36 other companies.

Other businesses include building maintenance, real property leasing, systems development, leasing and research and development. The consolidated subsidiaries in other businesses are NTT Urban Development Co., NTT COMWARE CORPORATION, NTT Resonant, NTT FACILITIES INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Co., Ltd., NTT LEASING CO., LTD., NTT Advanced Technology Corporation, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING, INC., NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co., Ltd. and 82 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to approximately 60.07 million subscribers nationwide as of March 31, 2004 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of number of channels, transmission rate and monthly line use fees).

NTT Group provides cellular services and PHS services through NTT DoCoMo Group. NTT DoCoMo Group is one of the largest providers of cellular services in the world and the largest in Japan, providing cellular services to 45.93 million subscribers nationwide as of March 31, 2004. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1991. As of the date of this annual report, NTT owns shares representing 63.7% of the outstanding capital stock of NTT DoCoMo.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of the date of this annual report, NTT owns shares representing 54.2% of the outstanding capital stock of NTT DATA.

NTT’s agent for U.S. federal securities law purposes is NTT USA, Inc., located at 101 Park Avenue, 41st Floor, New York, NY 10178. NTT is located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan (Phone number: 81-3-5205-5581). NTT’s Internet website address is http://www.ntt.co.jp/index_e.html. The information on NTT’s website is not incorporated by reference into this document. This annual report will be placed on NTT’s Internet website concurrently with the filing with the United States Securities and Exchange Commission (the “SEC”).

History

Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still ongoing, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, the predecessor corporation, Nippon Telegraph & Telephone Public Corporation, was the sole domestic telecommunications carrier in Japan.

On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law in August 1952 to take over from the Japanese Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan, and all Government-owned assets relating to such services were transferred to the predecessor corporation. In 1953, the predecessor corporation’s international division, which operated Japan’s international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. (“KDD”) (which became KDDI after it merged with DDI Corporation (“DDI”) and IDO Corporation in October 2000).

The Shares are listed on the Tokyo Stock Exchange (the “TSE”) and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. In 1994, NTT listed its Shares on the New York Stock Exchange (the “NYSE”) (in ADR form) and on the London Stock Exchange (the “LSE”).

On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split, thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912,000.

At the general meeting of shareholders held on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares from time to time at an aggregate cost not to exceed ¥120 billion, before its next general meeting of shareholders to be held in June 2000. On July 12, 1999, NTT announced in Tokyo that it would repurchase up to 80,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on July 12. On July 13, 1999, NTT purchased 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000, pursuant to the authority granted by the shareholders at the general meeting of shareholders on June 29, 1999. None of these Shares were purchased from the Minister of Finance. As a result of the cancellation in fiscal 2000 of all 77,410 of these acquired Shares, the number of outstanding Shares as of March 31, 2000, was reduced to 15,834,590.

On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. As a result of this offering, the number of outstanding Shares was increased to 16,134,590. See “Item 9—The Offer and Listing—Trading Markets.”

At the general meeting of shareholders held on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before its next general meeting of shareholders to be held in June 2003. On October 7, 2002, NTT announced in Tokyo that it would repurchase up to 200,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 7. On October 8, 2002, NTT purchased 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 Shares were acquired from the Minister of Finance. As a result of the cancellation in fiscal 2003 of all 200,000 of these acquired Shares, together with the cancellation of 2,145 Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2003, was reduced to 15,932,445.

At the general meeting of shareholders held on June 27, 2003, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before its next general meeting of shareholders to be held in June 2004. On October 14, 2003, NTT announced in Tokyo that it would repurchase up to 185,528 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 14. On October 15, 2003, NTT purchased 72,381 Shares through such transactions. All repurchased Shares were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 118,079 Shares during the period from October 16 to December 12, 2003, pursuant to the authority granted by the shareholders at the general meeting of shareholders on June 27, 2003. None of these Shares were purchased from the Minister of Finance. As a result of the cancellation in fiscal 2003 of all 190,460 of these acquired Shares, together with the cancellation of 776 Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2004, was reduced to 15,741,209.

Pursuant to an amendment to the NTT Law that became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares of NTT, are allowed to own Shares. Currently, the aggregate amount of NTT’s voting rights which may be owned by foreign nationals and foreign corporations must be less than one-third of NTT’s total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.”

NTT Group’s cellular services, a part of NTT Group’s wireless services segment, are expanding operations throughout Japan through NTT’s 63.7%-owned subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan’s leading cellular services provider and is one of the largest cellular operators in the world, as measured by the total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as cellular services, PHS services and other specialized wireless services, including “Quickcast” services and satellite mobile communications services, through its extensive and advanced wireless networks. NTT DoCoMo Group also sells cellular and PHS handsets, Quickcast terminals and related equipment.

Although NTT owns 63.7% of NTT DoCoMo’s shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group’s business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT’s other subsidiaries are conducted on an arm’s-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

On October 22, 1998, NTT DoCoMo listed its stock on the First Section of the TSE. In connection with this listing, NTT sold 218,000 shares of NTT DoCoMo’s non-par value common stock and NTT DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT’s stake in NTT DoCoMo was reduced from 94.7% to 67.1%.

In February 2001, NTT DoCoMo issued and sold 460,000 new shares in the form of shares or ADSs in the United States to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933 (the “Securities Act”) and outside the United States to investors in reliance on Regulation S under the Securities Act. As a result of the offering, NTT’s stake in NTT DoCoMo was reduced from 67.1% to 64.1%.

In January 2002, NTT DoCoMo’s board of directors resolved to conduct a five-for-one split of its shares (new shares were issued on May 15, 2002), as well as to apply to list its shares on the NYSE and LSE. On March 1, 2002, NTT DoCoMo listed its shares on the NYSE (in ADR form) and on the LSE.

In July and August 2002, NTT DoCoMo acquired 870,000 of its own shares in order to convert its eight regional subsidiaries (NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, NTT DoCoMo Tokai, NTT DoCoMo Hokuriku, NTT DoCoMo Kansai, NTT DoCoMo Chugoku, NTT DoCoMo Shikoku and NTT DoCoMo Kyushu) into wholly owned subsidiaries by means of an exchange of shares. In order to support this acquisition, NTT sold to NTT DoCoMo in July 2002 551,000 shares of NTT DoCoMo for ¥148.2 billion. As a result, these regional subsidiaries became 100% wholly owned subsidiaries of NTT DoCoMo and NTT’s stake in NTT DoCoMo was reduced from 64.1% to 63.0%.

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.0% to 62.5%. From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. NTT did not participate in these latter transactions. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7%.

Relationship with the Japanese Government

The Japanese Government is required by the NTT Law to own one-third or more of the total number of the issued Shares of NTT. However, any increase in the number of Shares attributable to the issuance of new Shares, including shares issuable upon conversion of convertible securities or exercise of share subscription warrants, are not included in calculating the proportion of the Shares held by the Government for this purpose.

The total number of outstanding Shares of NTT at the time of its establishment was 15,600,000. Until October 1986, the Government owned 100% of the issued Shares of NTT. Of the 10,400,000 Shares held by the Government which were permitted to be sold under the NTT Law, 5,400,000 Shares were sold to a variety of individual and institutional investors between October 1986 and December 1990.

On December 17, 1990, the Ministry of Finance (“MOF”) announced its plan (the “1990 plan”) that out of the 5,000,000 Shares then available for sale under the NTT Law, the Minister of Finance would sell 2,500,000 of such Shares at the rate of approximately 500,000 Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500,000 Shares for the time being. Prior to the offering of Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit the smooth absorption of the Shares.

As a result of the 1.02-for-1 stock split on November 24, 1995, following the sale of the NTT DATA stock, the number of issued Shares was 15,912,000 and the number of Shares that the Government was permitted to sell was 5,100,000.

The Government’s annual budget for fiscal 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government’s ownership to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

The Government’s annual budget for fiscal 2000 contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government’s ownership to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000. On December 20, 1999, the 1990 plan was terminated.

The Government’s annual budget for fiscal 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. These Shares were sold together with 300,000 new Shares issued and sold by NTT. The offering reduced the Government’s ownership to 7,413,823.26 Shares, or approximately 46% of NTT’s 16,134,590 issued Shares as of March 31, 2001.

The Government’s annual budget for fiscal 2002 contemplated the sale by the Government of up to 1,000,000 additional Shares. No Shares were sold by the Government in fiscal 2002.

The Government’s annual budget for fiscal 2003 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 91,800 Shares were sold as a result of NTT’s repurchase of Shares on October 8, 2002, but the remaining 908,200 were not sold during that fiscal year.

The Government’s annual budget for fiscal 2004 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 85,157 Shares were sold at the time of NTT’s repurchase of Shares on October 15, 2003 (of the 85,157 Shares sold by the Government, NTT acquired 72,381), but the remaining 914,843 were not sold during that fiscal year.

The Government’s annual budget for fiscal 2005 contemplates the sale by the Government of up to 1,000,000 Shares. As of the date of this report, the Government has not announced its intention with respect to the sale of additional Shares pursuant to its budgetary authority.

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget.

The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

While exchange rate trends and the international political situation are still matters for concern, with the overseas economy expected to continue to grow at a fairly high rate, the Japanese economy is expected to make a gradual recovery.

In the field of information and communications, broadband access and ubiquitous communications are spreading at an accelerating rate, reaching into a broad range of fields from industry to daily living, as evidenced by the speed of electronic systems for commercial transactions and government procedures, and the growing use of networked household appliances. In addition, as evidenced by the “e-Japan Strategy II” formulated by the Government’s IT Strategy Headquarters, there are growing expectations for the utilization of IT in the reform of the socioeconomic system. Competition in this high-growth field is expected to intensify further, as companies employ a variety of business models to enter the marketplace and regulations regarding rates and rate agreements are relaxed.

Under such circumstances, NTT Group established NTT Resonant, which began to operate in April 2004, with a view toward the early realization of a “resonant communications environment.” The research and development resources of NTT Laboratories and other NTT Group companies are concentrated in NTT Resonant, which is to function as the engine for NTT Group’s broadband businesses. It will also function as a leading developer of new services, such as high-quality, easy-to-use interactive video communication services and broadband portal services offering new functions with high-added value; it will provide these services to the public in collaboration with other NTT Group companies. With respect to fiber-optic access services, NTT Group will continue to make concerted sales efforts, with a strengthened marketing approach and an attractive lineup of related services. NTT Group will concentrate its energies on increasing the use of FOMA services by introducing fixed-rate plans for i-mode packet fees and improving handset functionality. Moreover, by early achievement of a resonant communications environment, NTT Group aims to contribute both to the resolution of various social issues, including low birth rates, a rapidly aging population and the unemployment problem, and to support the Government’s IT strategy. Elsewhere, NTT Group will continue to promote structural reforms, and through greater efficiency of operations and expansion of business territories, will continue its efforts to refine its business and financial structure. NTT Group, as a whole, will institute stricter management and security of the personal information of customers.

NTT will continue to apply the managerial resources of NTT Group in a proactive and flexible manner and will take advantage of the benefits of NTT’s holding company structure to promote unified research and development of fundamental technologies. NTT will also provide NTT Group companies with advice and other assistance, including assistance with their efforts to obtain cost-effective financing.

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of a resonant communications environment, and will utilize the “comprehensive production function” (a system under which producers with independent authority and budgets evaluate market trends and the needs of NTT Group companies as a means to promote the commercialization of the results of research and development) to promote the commercialization of the products of research and development in collaboration with NTT Group companies. NTT will also continue to promote the dissemination of achievements in basic research and development, and to contribute to the standardization of technologies, including the development of industry standards, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice transmission, data transmission, leased circuit and systems integration services. Its telephone network is one of the world’s largest. Telecommunications services provided by NTT Group are divided into the seven categories of fixed voice transmission, mobile voice transmission, data transmission, leased circuit, telecommunications equipment sales, systems integration and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2002	2003	2004
	(billions of yen)
Fixed voice transmission services	¥3,640	¥3,330	¥3,162
% of total operating revenues	33.0%	30.5%	28.5%
Mobile voice transmission services	¥3,356	¥3,382	¥3,329
% of total operating revenues	30.4%	31.0%	30.0%
Data transmission services	¥1,039	¥1,263	¥1,520
% of total operating revenues	9.4%	11.6%	13.7%
Leased circuit services	¥524	¥485	¥455
% of total operating revenues	4.8%	4.4%	4.1%
Sales of telecommunications equipment	¥706	¥616	¥713
% of total operating revenues	6.4%	5.6%	6.4%
Systems integration	¥928	¥845	¥863
% of total operating revenues	8.4%	7.7%	7.8%
Other services	¥834	¥1,002	¥1,053
% of total operating revenues	7.6%	9.2%	9.5%

NTT Group’s results are also segmented according to its five primary lines of business: regional communications services, long distance communications and international services, wireless services, data communications services and other services. See Note 16 to the Consolidated Financial Statements attached hereto and “—NTT Group.”

The following table sets forth certain information concerning NTT Group’s principal facilities and operations as of the dates and for the periods indicated:

	As of March 31,
	2000	2001	2002	2003	2004
	(in thousands)
Regional Communications Services:
(NTT East)
Telephone subscriptions	27,414	25,735	25,084	25,139	25,264
Public telephones	357	345	333	285	245
ISDN(1)	3,995	5,731	5,851	5,260	4,756
INS-NET 64	3,507	5,000	5,303	4,892	4,391
INS-NET 1500(1)	49	73	55	37	36
FLET’S ISDN	2	360	653	651	514
FLET’S ADSL	—	17	513	1,430	2,283
B-FLET’S	—	—	12	111	426
Conventional leased circuit services	440	386	342	301	267
High-speed digital circuit services	234	287	310	291	249
ATM services	4	8	11	10	8

(NTT West)
Telephone subscriptions	28,032	26,354	25,654	25,575	25,674
Public telephones	379	362	347	299	258
ISDN(1)	3,424	5,096	5,299	4,868	4,378
INS-NET 64	3,091	4,562	4,922	4,647	4,162
INS-NET 1500(1)	33	53	38	22	22
FLET’S ISDN	1	360	651	621	466
FLET’S ADSL	—	10	454	1,127	1,806
B-FLET’S	—	—	6	88	414
Conventional leased circuit services	385	344	306	275	247
High-speed digital circuit services	196	238	261	247	213
ATM services	2	5	8	7	6

Long Distance Communications and International Services:
Packet exchange services	460	790	820	836	863
Frame relay/cell relay services	75	95	94	78	56
Facsimile communications network services	1,307	1,351	1,345	1,419	1,435
OCN	1,147	2,302	3,039	3,504	4,118
IP-VPN	—	8	39	64	86
Leased circuit services	35	27	21	17	13
High-speed digital circuit services	40	47	48	42	34
ATM Services	2	3	5	4	2

Wireless Services:
Cellular (mova) services	29,356	36,026	40,694	43,531	42,882
Cellular (FOMA) services	—	—	89	330	3,045
i-mode services(2)	5,603	21,695	32,156	37,758	41,077
PHS services	1,441	1,812	1,922	1,688	1,592
Quickcast services	1,444	1,098	827	604	457

(1)	In terms of number of channels, transmission rate and line use fee (monthly base fee), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of i-mode subscriptions includes subscriptions to both cellular (mova) (38.08 million) and cellular FOMA (2.997 million).

Fixed Voice Transmission Services

Operating revenues for fixed voice transmission services in fiscal 2004 accounted for 28.5% of NTT Group’s total operating revenues. Fixed voice transmission services include certain items in the regional communications services segment such as telephone and ISDN subscriptions and a portion of the long distance communications and international services segment.

NTT Group is Japan’s largest provider of telephone subscriber and ISDN (INS-Net 64 and INS-Net 1500) services in Japan. INS-Net 64 uses existing copper lines to transmit digital signals, providing two circuits’ worth of efficient, high-quality communications services. INS-Net 1500 uses optical fiber with a transmission speed of 1,536Kbps. It offers 23 times the capacity of a 64Kbps line and is suited for corporate users who need to access large volumes of information.

In fiscal 2004, customers’ usage patterns continued to shift from fixed line telephone and ISDN subscription services to broadband access services such as fiber-optic access and ADSL. As a result, as of March 31, 2004, fixed line telephone subscriptions had increased only slightly by 224,000 over the previous year to 50,938,000, and ISDN subscriptions had decreased by 993,000 to 9,135,000. As of March 31, 2004, the usage proportions for fixed line telephone and ISDN subscription services were 77.8% residential / 22.2% business and 29.8% residential / 70.2% business, respectively.

The following table shows the number of fixed line telephone and ISDN subscriptions for NTT East and NTT West:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
Telephone subscriptions	25,084	25,139	25,264
Public telephones	333	285	245
ISDN(1)	5,851	5,260	4,756
INS-Net 64	5,303	4,892	4,391
INS-Net 1500(1)	55	37	36

(NTT West)
Telephone subscriptions	25,654	25,575	25,674
Public telephones	347	299	258
ISDN(1)	5,299	4,868	4,378
INS-Net 64	4,922	4,647	4,162
INS-Net 1500(1)	38	22	22

(1)	In terms of number of channels, transmission rate and line use fee (monthly base fee), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or Message Area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

The following tables set forth rates currently applied to telephone subscriber services (consumption tax not included):

Installation Fee: ¥72,000

Subscriber line use fee (monthly base fee per line):
Number of subscribers in an intra-city area	400,000 or more	50,000 to 400,000	Less than 50,000

Residential	¥1,750	¥1,600	¥1,450
Business	¥2,600	¥2,450	¥2,300

The following table sets forth information regarding intra-prefectural dialing rates of NTT East, NTT West and NTT Communications(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Intra-city area	¥8.5 per 3 min. (¥8.5)	¥8.5 per 3 min. (¥8.5)	¥8.5 per 4 min. (¥8.5)
Adjacent area, up to 20 km	¥10 per 90 sec. (¥20)	¥10 per 90 sec. (¥20)	¥10 per 2 min. (¥20)
20 km—60 km	¥10 per 1 min. (¥30)	¥10 per 75 sec. (¥30)	¥10 per 90 sec. (¥20)
Over 60 km	¥10 per 45 sec. (¥40)	¥10 per 1 min. (¥30)	¥10 per 90 sec. (¥20)

(1)	Amounts in ( ) are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

The following table sets forth information regarding inter-prefectural dialing rates of NTT Communications (call duration for ¥10 from a subscriber telephone)(1):

	8 a.m.-7 p.m.		7 p.m.-11 p.m.(2)		11 p.m.-8 a.m.
Adjacent area—20 km	90 sec. (	¥20)	90 sec. (	¥20)	2 min. (	¥20)
20 km—30 km	60 sec. (	¥30)	60 sec. (	¥30)	75 sec. (	¥30)
30 km—60 km	45 sec. (	¥40)	60 sec. (	¥30)	75 sec. (	¥30)
60 km—100 km	30 sec. (	¥60)	45 sec. (	¥40)	60 sec. (	¥30)
Over 100 km	22.5 sec. (	¥80)	26 sec. (	¥70)	45 sec. (	¥40)

(1)	Amounts in ( ) are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

In certain areas, new common carriers (“NCCs”) offering lower rates than NTT Group have established a position in the long distance market. The current NTT Communications long distance fee schedule is essentially the same as that of major NCCs.

As of March 31, 2004, NTT Group’s market share of MYLINE services combined was 72.4% for intra-city calls, 65.6% for intra-prefectural inter-city calls and 57.5% for inter-prefecture calls.

Voice Over Internet Protocol (“VoIP”) services offered by competitors are expected to have an increasingly greater impact on call revenues and monthly revenues. NTT Group hopes to offset any resultant drop in revenues by offering VoIP services as well as IP telephony terminals for users of FLET’S and by actively pursuing IP and broadband opportunities. In fiscal 2004, to respond to the demand by corporate customers for VoIP services, NTT East and NTT West began offering its “Corporate VoIP Service,” which allows low-rate calls to be made both within a VoIP network and to conventional fixed line subscriber telephones, and which also allows calls to be received at telephone numbers that are the same as the customer’s previous conventional fixed line telephone numbers. Other services allow calls to be made to a VoIP telephone, which has a calling code of 050 (the IP telephone code), from a subscriber telephone or public phone. In addition, NTT Communications made efforts to expand the use of its OCN services by offering a VoIP service, “OCN.Phone,” to users of ADSL and “B-FLET’S” with no activation fees or monthly base fees as part of a standard package, and by enabling VoIP services to connect to cellular phones.

In fiscal 2004, interconnection rates were ¥4.37 for three minutes for GC interconnection (a decrease of 3.1% over the previous year) and ¥5.36 for three minutes for ZC interconnection (an increase of 11.9% over the previous year).

Mobile Voice Transmission Services

Operating revenues for mobile voice transmission services in fiscal 2004 accounted for 30.0% of overall operating revenues. Mobile voice transmission services include certain items in the wireless services segment such as mova, FOMA and PHS.

The mobile communications market in Japan has continued to expand, though at a slower pace than in previous fiscal years, and the total number of cellular subscribers increased by 7.7% in fiscal 2004 to 81,519,000 as of March 31, 2004.

NTT DoCoMo Group is Japan’s leading provider of mobile communications services, and is one of the world’s largest cellular service operators. As of March 31, 2004, NTT DoCoMo Group had a total of 45,927,000 cellular subscribers (including FOMA), an estimated 56.3% share of the domestic market.

The following table sets forth information regarding NTT DoCoMo Group’s cellular and i-mode service subscribers and its estimated market share:

	As of March 31,
	2002	2003	2004
	(in thousands)
Cellular services	40,783	43,861	45,927
Cellular services (mova)	40,694	43,531	42,882
Cellular services (FOMA)	89	330	3,045
i-mode services	32,156	37,758	41,077
i-mode services (mova)	32,075	37,456	38,080
i-mode services (FOMA)	81	303	2,997
Estimated market share	59.0%	58.0%	56.3%

The following table sets forth selected information concerning monthly usage per subscriber, or minutes of usage (“MOU”), and average monthly revenue per unit, or ARPU, data:

	Year ended March 31,
	2003	2004
Total average monthly minutes (MOU) per subscriber (FOMA+mova)	167	159

Aggregate ARPU (FOMA+ mova)	¥8,130	¥7,890
Voice ARPU (FOMA+ mova)	6,380	5,920
Packet ARPU (FOMA+ mova)	1,750	1,970
i-mode ARPU (FOMA+mova)	1,750	1,970
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,240

ARPU (Average monthly revenue per unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from the designated wireless services which are incurred consistently each month, such as monthly charges, voice transmission charges and packet transmission charges, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of ARPU figures are based on U.S. GAAP results of operations.

MOU:

Average communication time per one month per one user.

Aggregate ARPU (FOMA+ mova)=Voice ARPU (FOMA+ mova) + Packet ARPU (FOMA+ mova)

Voice ARPU (FOMA+ mova): Voice ARPU (FOMA+ mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+ mova)

Packet ARPU (FOMA+ mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+ mova)

i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results: Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding mova services:

	Year ended March 31,
	2002	2003	2004
Total average monthly minutes (MOU) per subscriber (mova)	178	168	158

Aggregate ARPU (mova)	¥8,470	¥8,140	¥7,830
Voice ARPU (mova)	6,930	6,390	5,890
i-mode ARPU (mova)	1,540	1,750	1,940
ARPU generated purely from i-mode (mova)	2,150	2,140	2,200

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results: Sum of the number of subscribers* for each month from April to March

* subscribers = (number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding FOMA services:

	Year ended March 31,
	2002	2003	2004
Total average monthly minutes (MOU) per subscriber (FOMA)	—	109	219

Aggregate ARPU (FOMA)	¥8,750	¥7,740	¥10,280
Voice ARPU (FOMA)	—	5,050	6,900
Packet ARPU (FOMA)	—	2,690	3,380
i-mode ARPU (FOMA)	—	2,120	3,240
ARPU generated purely from i-mode (FOMA)	—	2,340	3,330

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results: Sum of No. of subscribers* for each month from April to March

* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

MOU (mova) decreased year-on-year to 158 minutes per month for fiscal 2004, from 168 minutes for fiscal 2003 and 178 minutes for fiscal 2002. Aggregate average monthly revenues per unit (mova), or ARPU (mova), decreased to ¥7,830 in fiscal 2004 from ¥8,140 in the prior year. The primary reason that aggregate ARPU (mova) has remained relatively stable from fiscal 2002 through fiscal 2004 is that the continuing but slowing growth of i-mode subscribers and i-mode usage has resulted in increased i-mode ARPU (mova) rates, although the rate of increase has slowed considerably. This increase in i-mode ARPU (mova) has partially offset the effects of declines in voice ARPU (mova) that have resulted primarily from reductions in tariffs, including basic plan charges and per minute tariffs, over the past several years.

Aggregate ARPU (FOMA) for fiscal 2004 increased to ¥10,280 from ¥7,740 in the prior year. This reflected a significant increase in voice ARPU (FOMA), from ¥5,050 in fiscal 2003 to ¥6,900 in fiscal 2004 with MOU increasing mainly due to network coverage expansion. For the same years, packet ARPU (FOMA) also increased from ¥2,690 to ¥3,380.

a.    Cellular Services

Cellular (mova) Services

NTT DoCoMo Group provides mobile voice transmission services using a network that covers virtually all of Japan. Basic mobile voice transmission services are provided on a nationwide basis using an 800MHz digital network, and services for Tokyo, Osaka, Nagoya and surrounding areas are provided using a 1.5GHz network. Both the 800MHz and 1.5GHz networks are second generation (“2G”) services. Personal Digital Cellular (“PDC”) services are marketed under the name “mova.”

Some revenues from mova are included in data transmission services revenues.

Cellular (FOMA) Services

FOMA services are 3G services enabling third-generation wireless voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DoCoMo Group recognizes that development and expansion of FOMA services is the most critical issue for fiscal 2005. As of the end of March 2004, the number of FOMA subscriptions had exceeded 3 million, and the shift from PDC to FOMA is expected to continue in fiscal 2005.

NTT DoCoMo Group, while working to improve service quality in areas where FOMA is already available, has continuously expanded the FOMA service area. As a result of this expansion, FOMA services are available to 99% of the total population, including all of Japan’s major cities, as of March 31, 2004.

Some revenues from FOMA are included in data transmission services revenues.

NTT DoCoMo Group’s cellular business revenues are generated primarily from fixed monthly plan rates, usage rates for outgoing calls, revenues from incoming calls and rates for optional value-added services and features. Over the past few years, as the competition for subscribers has increased, usage rates and monthly rates have been significantly reduced with certain other fees eliminated entirely. Currently, NTT DoCoMo Group’s cellular subscribers pay (i) an activation fee, (ii) a fixed monthly plan charge based upon the plan chosen, (iii) usage or per call rates which vary according to distance, duration, day and time of day and the particular plan chosen, and (iv) additional monthly service fees for miscellaneous value-added services.

One of NTT DoCoMo Group’s basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. As customer usage varies from month to month, prepaid usage amounts may remain unused in months in which usage is low. NTT DoCoMo has introduced from November 2003 its new “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, NTT DoCoMo Group offers various discounts, including family discounts, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amounts will not change even after a discount for monthly rates has been applied.

b.    PHS Services

NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but in some cases PHS services cannot be used in fast-moving automobiles or trains.

The number of PHS subscribers, which as of March 31, 2003, had been 1.69 million, decreased to 1.59 million as of March 31, 2004.

The following table sets forth information regarding NTT DoCoMo Group’s PHS subscribers and its estimated market share:

	As of March 31,
	2002	2003	2004
PHS subscriptions (in thousands)	1,922	1,688	1,592
Estimated market share	33.7%	30.9%	31.0%

In April 2003, NTT DoCoMo Group started a wireless, fixed rate Internet access service called @FreeD. This new service provides @FreeD subscribers with unlimited Internet access and other services at ¥4,880 per month or ¥48,000 per year.

Data Transmission Services

Operating revenues from data transmission services accounted for 13.7% of NTT’s total operating revenues for fiscal 2004. These services are included partly in NTT Group’s regional communications services segment, in part in the long distance communications and international services segment, and in part in the wireless services segment.

Those data transmission services included in the regional communications services segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “B-FLET’S,” based on fiber-optic communications, and other fixed rate Internet access services, as well as high added-value services that run on regional IP networks (relay networks connecting to the Internet and other networks from access services including “B-FLET’S” and “FLET’S ADSL,” using dedicated prefectural IP networks built by NTT East and NTT West). Some income from “FLET’S ADSL” and “B-FLET’S” is recorded in leased circuit services.

The following table sets forth information regarding data transmission subscriptions of NTT East and NTT West:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
FLET’S ISDN	653	651	514
FLET’S ADSL	513	1,430	2,283
B-FLET’S	12	111	426

(NTT West)
FLET’S ISDN	651	621	466
FLET’S ADSL	454	1,127	1,806
B-FLET’S	6	88	414

Beginning in December 2000, NTT East and NTT West began full-scale provision of “FLET’S ADSL.” This is a flat-rate service. NTT East currently charges ¥2,700 per month and NTT West charges ¥2,900 per month for 12Mbps service (maximum download rates). In fiscal 2004, the service offering was made more attractive with the addition of 24Mbps and 40Mbps-type high-speed services (maximum download rates) as well as a variety of new services. As a result, as of March 31, 2004, the number of subscribers to “FLET’S ADSL” had grown to 4,089,000, an increase of 1,531,000 from the previous year.

NTT East and NTT West began full-scale provision of “B-FLET’S” in August 2001. In fiscal 2004, the companies began providing wireless services with maximum download rates of 46Mbps and maximum upload rates of 32Mbps, using wireless 26GHz technology, for customers living or working in buildings not suited for optical fibers due to factors such as internal wiring configurations and common use areas. The companies also began providing discount services and enhanced their service offerings. As a result, as of March 31, 2004, the number of “B-FLET’S” subscribers had risen to 840,000, an increase of 642,000 from the end of the previous year. This is also a flat-rate service. When multiple users share a 100Mbps line, NTT East currently charges ¥4,500 per month for this service and NTT West charges ¥4,300 per month.

In fiscal 2004, NTT created new demand for broadband by providing an expanded lineup of content, including games and theatrical performances, for users of FLET’S services, which contributed to an increase in subscriptions for “B-FLET’S” and other services. NTT also sought to increase orders from customers in the corporate and local government sectors by commencing services of “Flat Ether,” a new Ethernet VPN service that enables construction of an economical network linking dispersed offices with a flat intra-prefectural rate by allowing customers to select different connection speeds for each office from a range of low-speed to high-speed band options.

Data transmission services handled by the long distance communications and international services segment include OCN, IP-VPN and frame relay.

The following table sets forth information regarding data transmission subscriptions of NTT Communications:

	As of March 31,
	2002	2003	2004
	(in thousands)
Packet exchange services	820	836	863
Frame relay/cell relay services	94	78	56
Facsimile communications network services	1,345	1,419	1,435
OCN	3,039	3,504	4,118
IP-VPN	39	64	86

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT also offers fixed rate plans for this service regardless of distance or connection time. In fiscal 2004, to make its offerings more competitive, NTT Communications began providing “OCN.Phone” VoIP services with no activation fees or monthly base fees as part of a standard package of services for ADSL and “B-FLET’S” users, and offering higher speeds and lower rates for ADSL services.

NTT provides high-speed, high-volume frame relay services under the name “Super Relay FR.” Super Relay FR was deployed as an economical multi-protocol data networking system, but as customers increasingly have migrated to less expensive IP-based services, the number of subscriptions has fallen.

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” using “MPLS” IP technology. Arcstar IP-VPN, the IP-based communications of choice for corporations, has been steadily gaining customers, as it actively responds to customers’ ever-increasing needs for broadband and ubiquitous communications. In fiscal 2004, the Arcstar menu was improved and new rate plans were introduced.

Data transmission services handled by the wireless services segment include i-mode, FOMA and Quickcast.

i-mode service is a wireless, packet-based Internet-access service using a system that transmits information that has been divided into blocks called packets. Using handsets compatible with the NTT DoCoMo Group’s i-mode, subscribers access the Internet by way of i-mode servers. i-mode also enables a full range of voice telephony services. The number of i-mode content providers has risen dramatically. As of March 31, 2004, there were approximately 4,100 providers listed in the i-mode site menu and a total of 75,000 websites independently offering mobile online services.

Leased Circuit Services

Operating revenues from leased circuit services accounted for 4.1% of NTT’s total operating revenues for fiscal 2004. This category includes conventional leased circuits, high-speed digital circuits and leased ATM circuits (“ATM Mega Link” and “ATM Share Link”). These services are included partly in NTT Group’s regional communications services segment and in part in the long distance communications and international services segment. Some revenues from “FLET’S ADSL” and “B-FLET’S” are recorded in data transmission services revenues.

Conventional telephone services allow calls to any party, using multiple unspecified exchanges. With leased circuit service, the phone has an exclusive direct link to a specific exchange. A conventional phone is connected to the phone network through a telephone switch that establishes a circuit when a call is made. With leased circuit service, that circuit is permanently connected for a continuous, high-quality connection. Leased circuit service is billed on a flat-fee basis, so if daily calling volume exceeds a certain level, a leased circuit can yield considerable cost savings.

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

ATM Mega Link service is for customers with very high bandwidth needs. It uses asynchronous transfer mode instead of the conventional synchronous transfer mode. ATM is a high-speed switching technology that transmits all information—voice, data and video—in cells of fixed size. A cell is an “envelope” that carries a fixed number of bytes. ATM Share Link service is a flexible communications service for computers, offering excellent value in ATM networks to corporate customers.

As demand for private networks, such as intranets, by corporations and regional governments increased and as the market for Internet-related services rapidly expanded, leased circuit services grew in popularity as an attractive fixed-rate, high-quality access service for businesses. However, with the rapid spread of broadband services combined with a general shift towards high-volume, low-cost IP and Ethernet-based data transmission services, the number of leased circuit subscriptions has been declining. As of the end of fiscal 2004, NTT East had 249,000 high-speed digital leased circuits and NTT West had 213,000, and the number of conventional leased circuits were 267,000 and 247,000, respectively. NTT Communications’ high-speed digital transmission services had 34,000 subscribers as of March 31, 2004, and its ordinary leased services had 13,000 subscribers.

The table below shows data for NTT Group’s leased circuit services:

	As of March 31,
	2002	2003	2004
	(in thousands)
Regional Communications Services:
(NTT East)
Conventional leased circuit services	342	301	267
High-speed digital circuit services	310	291	249
ATM services	11	10	8

(NTT West)
Conventional leased circuit services	306	275	247
High-speed digital circuit services	261	247	213
ATM services	8	7	6

Long Distance Communications and International Services:
Leased circuit services	21	17	13
High-speed digital circuit services	48	42	34
ATM Services	5	4	2

Telecommunications Equipment Sales

Operating revenues from telecommunications equipment sales accounted for 6.4% of NTT’s total operating revenues for fiscal 2004. This comprises sales by NTT Group’s regional communications services segment, the long distance communications and international services segment, and the wireless services segment.

For fixed line services, efforts were focused on commercialization of equipment for FLET’S services and for VoIP services. In the mobile services segment, efforts were focused on the sale of the “FOMA900i” series, which offers smaller and lighter handsets and improved battery life and other basic functions, as well as a full range of new features.

Systems Integration

Operating revenues from systems integration accounted for 7.8% of NTT’s total operating revenues for fiscal 2004. Systems integration is primarily included in the data communications services segment.

In the data communications services segment for fiscal 2004, aggressive efforts were made to secure orders for new systems, such as a cross-ministry electronic application system (a system enabling submission of electronic applications to several ministries and agencies via a single access point). In addition, NTT Group focused its efforts on the promotion of new businesses, including its “IT Partner Business” under which new IT-centered businesses are developed through business affiliations and joint investments with corporate clients.

Capital Investments

NTT Group’s capital investments for fiscal 2004 are shown in the table below:

	Year Ended March 31,
	2004	2004
	(in millions of yen)	(in millions of dollars)
Regional communications services	¥813,212	$7,745
Long distance communications and international services	136,181	1,297
Wireless services	805,482	7,671
Data communications services	148,923	1,418
Other services	109,800	1,046

Total	¥2,013,598	$19,177

The capital investment amount shown above is the amount, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “expenditures for acquiring tangible fixed assets” and “expenditures for acquiring intangible fixed assets”:

	As of March 31,
	2004	2004
	(in millions of yen)	(in millions of dollars)
Expenditure for acquiring tangible fixed assets	¥1,765,708	$16,816
Expenditure for acquiring intangible fixed assets	443,501	4,224

Total	2,209,209	21,040

Differential with capital investment amount	¥195,611	$1,863

NTT Group has shifted its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Capital investment for each segment in fiscal 2004 was as follows:

In the regional communications services segment, emphasis was placed on the expansion of service areas for services such as “B-FLET’S” and “FLET’S ADSL” and on building facilities to meet the demands of an enhanced service lineup with a view toward the full-scale spread of broadband access services. For fixed line telephone services which are reaching a mature stage, capital investments were carried out with a view toward making full use of existing facilities, achieving greater efficiency and maintaining fixed line telephones.

In the long distance communications and international services segment, NTT Group actively focused its investments on the expansion of IP network services, such as VoIP, OCN, wide-area LAN, and IP-VPN; the construction of platforms to provide BLADE (authentication services) and other security services and total solutions; the expansion of data centers; and the provision of CoDen (a service that supports the communications needs of individuals, including transmission, use, storage and processing of customer information).

In the wireless services segment, investment concentrated primarily on the installation of equipment and construction of facilities, such as base stations, switchboards and transmission paths, to maintain and improve transmission quality in cellular phone services and to expand service areas to places such as underground malls and building interiors. In addition, in response to the shift in demand from voice calls to packet transmission, investments were made in the construction of IP core networks using an “IP router network” based on relay-type fiber-optic transmission paths, as a way to reduce network costs associated with packet transmission. In i-mode services, investments were made in facilities to provide greater convenience and reliability.

In the data communications services segment, investments continued to focus on the expansion of functions and upgrades in large-scale systems, and in building construction of NTT DATA-owned buildings.

NTT Group records its physical-plant assets as follows:

	As of March 31, 2004
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications services	¥4,151,211	¥452,064	¥1,353,846	¥429,221	¥6,386,342	$60,822
Long distance communications and international services	282,688	43,320	157,446	244,858	728,312	6,936
Wireless services	1,642,124	187,915	444,550	855,459	3,130,048	29,810
Data communications services	162,405	48,835	110,228	404,980	726,448	6,919
Other services	—	104,939	609,895	299,861	1,014,695	9,664

Total	¥6,238,428	¥837,073	¥2,675,965	¥2,234,379	¥11,985,845	$114,151

NTT Group forecasts ¥2 trillion in capital investments for fiscal 2005, with expansions and enhancements to IP-based services, such as “B-FLET’S” and broadband-related services relating to FOMA. NTT Group will also promote more efficient use of existing infrastructure for mova and other non-broadband-related services. The following is a breakdown by segment:

	Year Ending March 31,
	2005	2005
	(in millions of yen)	(in millions of dollars)
Regional communications services	¥800,000	$7,619
Long distance communications and international services	120,000	1,143
Wireless services	796,000	7,581
Data communications services	113,000	1,076
Other services	171,000	1,629

Total	¥2,000,000	$19,048

The breakdown for each segment is as follows:

•	Regional communications services: ¥515 billion in voice transmission services, ¥63 billion in data transmission services, ¥160 billion in leased circuit services, and other items.

•	Long distance communications and international services: ¥43 billion in voice transmission services, ¥16 billion in data transmission services, ¥7 billion in leased circuit services, and other items.

•	Wireless services: ¥618 billion in mobile communications services, ¥6 billion in PHS services, and other items.

•	Data communications services: ¥66 billion in data communications plant and equipment (including software).

Reorganization

On July 1, 1999, certain of NTT’s business activities were transferred to NTT’s wholly owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law enacted in June 1997, NTT is required to hold all the shares of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, data transmission services such as IP-VPN and OCN, and other ancillary services throughout Japan and commenced offering international telecommunications services in October 1999. In May 2001, NTT Communications also began offering intra-city telecommunications services in Tokyo, Osaka and Nagoya.

After the transfer of certain business activities, NTT continues to exist, but operates primarily as a holding company. The principal sources of NTT’s cash revenues consist of three categories. NTT receives:

•	dividends from its subsidiaries;

•	payments for providing management services through contracts with its subsidiaries; and

•	payments for its fundamental research and development activities through contracts with each of its subsidiaries which benefit from the research and development activities.

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets and conducting basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DoCoMo, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is required to discuss with, or report to, NTT on certain fundamental business decisions relating to that company, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and establishment of business plans.

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2004, NTT had 519 subsidiaries and affiliated companies.

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

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high-quality services, including universal services, and in addition, are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retired from NTT East and NTT West and were then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, payrolls, business administration). This system of regional subsidiaries has the advantage of giving NTT locations throughout Japan, enabling NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services. These outsourcing subsidiaries are involved in the development of new business in the following areas:

•	Companies in the facilities and equipment field: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

•	Companies in the marketing field: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; planning, design and operation of websites; and

•	Companies in the administrative field: outsourcing services for payroll settlement, accounting and others.

NTT Group established NTT Resonant with a view toward the early realization of a resonant communications environment. NTT Resonant, which commenced operations in April 2004, is to serve as the engine for NTT Group’s broadband business, bringing together the development resources of NTT Laboratories and those of the individual NTT Group companies. NTT Resonant will be a leading developer of new services, such as high-quality, easy-to-use interactive video communication services, and broadband portal services offering new functions with high added-value; it will provide these services to the public in collaboration with other NTT Group companies. On March 31, 2004, the businesses of NTT Broadband Inc. and NTT X Inc. were transferred to NTT Resonant.

A resonant communications environment means a new generation, fiber-optic communications environment that:

-	is broadband-based and bi-directional;

-	allows connections with anybody, anywhere and at any time over a ubiquitous network;

-	is secure, dependable, simple and convenient; and

will enable people and corporations to move forward with their pursuits, in resonance with the surrounding world.

In September 2003, in response to a request for a ¥12 billion capital increase through third party allotment from Internet Initiative Japan Inc. (“IIJ”), both NTT and NTT Communications purchased shares in IIJ for an aggregate subscription price of ¥9.6 billion and ¥700 million, respectively, for the purpose of enhanced collaboration with IIJ, which has developed advanced Internet-related technologies, as part of NTT Group’s plans to develop and expand its broadband businesses. As a result of this purchase, NTT Group’s ownership in IIJ increased to its current level of 31.6%.

Competition

The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including the regional communications services, long distance communications and international services, wireless services and data communications services markets.

The fixed voice transmission market continues to contract, as traffic continues to shift to wireless phones, discount services make further inroads, and fixed rate unlimited Internet access services and IP telephone services expand rapidly. In the existing fixed voice transmission market (not including IP telephony) including inter-prefectural communications, NTT Communications’ share of MYLINE registrations was virtually unchanged from the previous year. The demand for services in the intra-prefectural communications market remains weak with shares of MYLINE registrations for NTT East and NTT West declining slightly from year to year.

With respect to IP telephony in the corporate market, introduction of IP Centrex services (a type of IP telephony service for corporate users which provides outsourcing of server maintenance and operation) has accelerated as more companies start to deploy IP telephony. In the residential market, IP telephony services provided by ADSL providers and ISPs using the 050 calling code (the IP telephony code) have been expanding. In 2003, large telecommunications firms began offering IP telephony services for apartment dwellers using the 0AB~J numbers (IP telephony services that use the conventional telephone number system that fixed line phones use). NTT Group has responded to such developments in the following manner: NTT East and NTT West have commenced IP telephony services for corporate customers, and NTT Communications has commenced offering IP telephony as part of the standard set of services offered to customers of OCN services who use ADSL and “B-FLET’S.” Nevertheless, because IP telephony continues to be inferior to standard fixed line telephones both in terms of stability and reliability, it is not expected to replace fixed line telephones in the near term, and both fixed line and IP telephony services are expected to co-exist for the foreseeable future. However, if IP telephony develops rapidly, there would be an adverse effect on revenues from fixed line telephone service, which is one of the main sources of revenue for NTT Group.

The major competing operators in the inter-prefectural market for fixed line telephone services are KDDI and Japan Telecom. However, providers of IP telephone services, who are not participants in the MYLINE registration system, are also viewed as competitors in this market. IP telephone businesses have the advantage of attracting customers on the basis of price in the long distance communications market, and if these companies are able to increase their subscriber base, NTT Communications’ revenues from usage fees may fall.

In the intra-prefectural communications market, market shares for NTT East and NTT West in MYLINE registration are set forth in the table below. There is intensive competition in these markets. NTT Group’s primary competitors in the local market are Poweredcom in the Tokyo Metropolitan region, QTNet in Kyushu, as well as JT, KDDI and other companies that entered the local communications market in May 2001. As with inter-prefectural communications, in the intra-prefectural communications market NTT East and NTT West may suffer a reduction in revenues from usage and monthly fees as providers of IP telephone services, who are not participants in the MYLINE registration system, increase their subscriber base.

The following table shows the market shares of NTT East and NTT West in MYLINE registrations:

	As of March 31,
	2002	2003	2004
Intra-city:
NTT East	70.9%	71.0%	69.7%
NTT West	75.8%	75.2%	73.9%
Intra-prefectural inter-city:
NTT East	64.2%	63.7%	62.9%
NTT West	68.7%	66.6%	66.1%

As the fixed line telephone market continues to contract, NTT Group is moving aggressively with the development of its broadband businesses. In fiscal 2004, the number of users in Japan of fiber-optic access, ADSL and cable access exceeded 14 million, indicating that the broadband age has arrived. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices. In the ADSL market, NTT East and NTT West increased their subscriber base by providing services that now achieve a maximum download rate of approximately 40Mbps and offering games, theatrical performances and other entertainment content for customers of FLET’S services. As a result, as of March 31, 2004, NTT East and NTT West maintained the same share of the ADSL market as in the previous year, at 36.5%. In the fiber-optic access market, the number of “B-FLET’S” subscriptions increased from 199,000 at March 31, 2003 to 840,000 at March 31, 2004. However, this figure did not reach NTT Group’s sales targets for fiscal 2004. The broadband access business continues to face stiff competition, as companies fight over share in the ADSL market where growth has slowed and as new companies enter the fiber-optic access market, offering Internet access, IP telephony and video transmission as a package of services. As a result of free-service campaigns, installation discounts and other measures implemented in response to this competition, it is possible that revenues will be adversely affected.

There are three principal wireless services providers in Japan: NTT DoCoMo Group, KDDI Group, and Vodaphone. As of March 31, 2004, NTT DoCoMo Group had far more subscribers (approximately 46 million including subscribers to 3G and other cellular phone services) than KDDI Group’s “au” services (approximately 17 million subscribers), but in fiscal 2004, au services had a slightly higher net increase in subscriptions. As of March 31, 2004, market share for the three providers was: 56.3% for NTT DoCoMo Group, 25.3% for KDDI Group (including TU-KA Group) and 18.4% for Vodaphone. Because competition with other wireless providers in both rates and services has intensified, with respect not just to the acquisition of new subscriptions but also to the retention of existing ones, NTT DoCoMo may not be able to maintain the number of subscriptions at the level it hoped for. Also because of the strong competition for subscribers, the costs required to keep subscribers from leaving NTT Group may be greater than anticipated.

The competitors of i-mode are “EzWeb” provided by the KDDI group and “Vodafone live!” provided by Vodafone. As with i-mode, KDDI’s “EzWeb” and Vodafone’s “Vodafone live!” services allow their users to connect to the Internet, send color images and utilize navigation programs. NTT Group expects increasing competition in the areas of content offerings, availability of built-in cameras and displays with high resolution and e-commerce services.

As other companies began offering 3G communications services, competition has become intense. In April 2002, the KDDI Group started a CDMA 2000 1x 3G service in Japan’s major cities. As of March 31, 2004, KDDI’s CDMA 2000 1x had approximately 13.5 million subscribers. Vodafone provides a service that, like NTT DoCoMo Group’s, employs W-CDMA technology. As of March 31, 2004, Vodafone’s W-CDMA service had approximately 140,000 subscribers.

The PHS market is highly competitive. NTT DoCoMo Group’s main competitors are DDI Pocket and ASTEL Group. DDI Pocket remains the leader among the three PHS operators with approximately 56.4% of the market share of PHS subscribers as of March 31, 2004. NTT DoCoMo Group is second with approximately 31.0% market share and ASTEL has an approximately 12.6% market share. With the decrease in handset prices and prices of cellular services, many PHS subscribers are switching to cellular phone services, causing the PHS market to shrink.

The software business, which is the most important area of business for NTT DATA, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their main focus to this business. It is not entirely clear how the market will grow, and increased competition resulting from the entry of other companies into this market may have an adverse effect on the financial condition and performance of NTT Group.

Regulations

General

The MPHPT is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and the NTT DoCoMo Group companies are regulated by the Minister of PHPT under the Telecom Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

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

The NTT Law

The NTT Law, amended in June 1997, provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more, and restricts foreign ownership to less than one-third, of the total number of issued Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister of PHPT with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister of PHPT prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the Minister of PHPT to offer regional telecommunications services outside their service areas. Due to the revision of the NTT Law in 2001, by obtaining the permission of the Minister of PHPT, they can engage in businesses utilizing their equipment or technology and employees. In addition, NTT, NTT East and NTT West need the Minister of PHPT’s approval to: issue new Shares or debentures coupled with rights to acquire new Shares (with certain exceptions); change the articles of incorporation; or amalgamate or dissolve each company. Approval of the Minister of PHPT is also required for the disposition of profits of NTT, and NTT East and NTT West need the Minister of PHPT’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the Minister of PHPT within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister of PHPT may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	NTT must own 100%
Issuance of new Shares	Minister of PHPT approval(1)(2)	Minister of PHPT approval
Foreign ownership of Shares	Less than one-third	NTT must own 100%
Appointment of directors and corporate auditors	Minister of PHPT approval	Non-Japanese cannot be appointed
Change to the articles of incorporation	Minister of PHPT approval(3)	Minister of PHPT approval
Disposition of profits	Minister of PHPT approval(1)	Unregulated
Business operating plan	Minister of PHPT approval(1)	Minister of PHPT approval(1)

(1)	Subject to consultation with the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

The Telecom Business Law

The Telecom Business Law gives the Minister of PHPT the authority to regulate telecommunications companies. In 2003, in the 156th session of the Diet, a “Bill Revising a Portion of the Telecom Business Law and the NTT Law” was passed, and the law was implemented on April 1, 2004, resulting in changes to the regulatory framework for telecommunications businesses. The main provisions of the law are summarized below.

1.	The business classifications of Type I Carrier and Type II Carrier were eliminated.

2.	The system of requiring approval for entry and exit from the market was eliminated in favor of a system of registration or reporting. In addition, an approval system for public works projects was introduced.

3.	The obligation of a carrier to enter into standard form rate agreements with customers was eliminated in principle. However, rules to protect users, such as the obligation to explain to users important items relating to the provision of services and the obligation to process complaints, were strengthened.

Under the NTT Law, NTT East and NTT West are subject to regulation as telecommunications businesses responsible for providing nationwide telephone services. NTT Communications, NTT DoCoMo Group companies, and certain of NTT Group’s other subsidiaries, are also subject to regulation as telecommunications companies.

The following table summarizes certain of the major regulatory requirements under the Telecom Business Law:

Government Regulation:

a. Start-up of Business	Large-scale telecommunications businesses: registration with the Minister of PHPT required Other telecommunications businesses: notification to the Minister of PHPT required

b. Rates/Agreements

Basic telecommunications services(1): notification to the Minister of PHPT required

Designated telecommunications services(2): notification required to the Minister of PHPT of security tariff

Specified telecommunications services(3): price cap regulations are imposed, and approval of the Minister of PHPT is required when a business proposes to increase rates above the price cap(4)

c. Articles of Interconnection Agreements	• Approval from the Minister of PHPT required (as to Category I-designated facilities) • Notification to the Minister of PHPT required (as to Category II-designated facilities)

d. Foreign Capital Participation	Unregulated(5)

(1)	Services that must be provided universally across Japan because they are regarded as essential to the lives of people in Japan.
(2)	Services that are provided by a telecommunications business using a Category I-designated facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate,” based on consideration of various factors, including the fact that alternative services are not being sufficiently provided by other telecommunications carriers.
(3)	Designated telecommunications services determined to have a major effect on the interests of users, in light of the content of such services, the range of users and other factors.
(4)	Price cap regulations are imposed with respect to specified telecommunications services, and approval of the Minister of PHPT is required when a carrier proposes to increase rates above the price cap.
(5)	Excluding NTT, as to which capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•	Notification to the Minister of PHPT is required in cases where the index for rates for specified telecommunications services (telephone, ISDN, leased circuit services) provided by a telecommunications company that has Category I-designated facilities is at or below the standard rate index for which notification is given by the Minister of PHPT; approval of the Minister of PHPT is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities subject to this requirement at present are NTT East and NTT West.

•	When fees relating to specified telecommunications services are set, notification made to the Minister of PHPT at least 14 days prior to implementation (seven days prior when it is clear that the rate index after rate changes is at or below the standard rate index).

•	In cases where the index of the rates for these specified telecommunications services exceeds the standard rate index, the Minister of PHPT must give approval if setting rates at or below the standard rate index would cause special difficulties.

On June 30, 2003, the Minister of PHPT notified NTT East and NTT West of the standard rate index for the year starting October 1, 2003. The index for telephone subscriber services and ISDN services was set at 92.7, and the index for leased circuit services was set at 90.4 for NTT East and 90.8 for NTT West, with a base index of 100.0 being the rates for these services as of the reference time of April 2000.

Because the rate indices for both NTT East and NTT West were already below the standard rate index, the two companies did not implement rate cuts on October 1, 2003.

On June 30, 2004, the Minister of PHPT notified NTT East and NTT West of the standard rate index for the year starting October 1, 2004. The index for telephone subscriber services and ISDN services was set at 92.7, and the index for leased circuit services was set at 89.3 for NTT East and 90.1 for NTT West, with a base index of 100.0 being the rates for these services as the reference time of April 2000.

For a discussion of rates currently applied to NTT Group’s telephone and ISDN services, see “—Principal Business Activities.”

Interconnection Rates

Under the Telecom Business Law, NTT East and NTT West, as telecommunications businesses having Category I “designated telecommunications facilities,” establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister of PHPT) entered into with other carriers. Among other things, the Minister of PHPT’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MPHPT as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce an LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecom Business Law was passed, implementing these changes. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the ZC interconnection charge by 60.1%, in each case as compared to fiscal 1999.

Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review, and in April 2003 a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004, a calculation methodology for applicable interconnection charges was introduced whereby the GC interconnection charge was set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rates) and the ZC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rates) (in each case for three minutes). In the case of the GC interconnection charge, the amount is subject to adjustment when actual traffic differs by more than 15% from the volume of traffic during the base period (the latter half of fiscal 2002 and the first half of fiscal 2003) for calculation of interconnection charges. In April 2003, NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the MPHPT.

Some competing carriers that are to pay these interconnection rates to NTT East and NTT West have filed an administrative suit against the MPHPT to have that approval revoked, arguing that the decision-making process was not transparent. NTT Group believes that, given the debate that has taken place, a decision unfavorable to NTT East and West is unlikely. However, there can be no assurance that there will not be an unfavorable result.

The revisions of interconnection charges and the implementation of the adjustment system with respect to the GC connection charge described above led to an increase in revenues from dial-up interconnection charges based on the LRIC Methodology for fiscal 2004 over fiscal 2003. However, due to such factors as the rapid shift of demand from fixed line telephones to mobile and IP communications, the volume of traffic through the

Moreover, with regard to interconnection charges for 2006 and beyond, a March 2003 report of the Telecommunications Council stated its intention “to consider a method of calculation that takes into account major changes in the business environment such as decrease in traffic and restrictions on new investment.” Because the LRIC Methodology is based upon a hypothetical model that may hinder stable provision of universal services and other services, NTT Group intends to ask the Government to switch to a calculation method based on actual costs starting in fiscal 2006. There can be no assurance, however, that such a switch will be made.

In the March 2003 report, the Telecommunications Council requested reconsideration of the methodology for recovering NTS costs together with reconsideration of the handling of monthly rates and other matters. In response to this, the MPHPT created the Study Group for Monthly Rates, Etc., which issued a report in December 2003. This report recommends that rate schedules and rate levels be revised from the perspective of ensuring the appropriateness of cost levels used to set monthly charges, and establishing a proper scheme for setting rates based on classifications determined by reference to number of subscribers in each local area. It also recommends abolishing facilities’ installation fees.

The MPHPT has referred the issue of interconnection rates and NTS costs to the Telecommunications Council. Depending upon how the debate proceeds, it is possible that NTS costs, which are not dependent on traffic volume, will be excluded from the cost range for interconnection rates, which are dependent on traffic volume, and therefore interconnection rate levels will fall. It is also possible that increases in monthly rates reflecting NTS costs will not be allowed if a consensus cannot be reached regarding changes to cost-sharing among users. In such a case, NTT Group will be forced to accept lower interconnection rate levels and overall revenues may decline.

Meanwhile, the Telecommunications Council is also considering the abolition of installation fees. Such abolition has no relation with interconnection charges or NTS cost recovery. The abolition of installation fees appears to be under consideration only in the context of the reasonableness of charging such installation fees. If these fees are abolished immediately, NTT Group’s financial condition and operating performance may be adversely affected.

Asymmetric Regulations

Based on the “Law Revising a Portion of the Telecom Business Law, Etc.,” which was promulgated on June 22, 2001, and implemented on November 30, 2001, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from the improper handling of interconnection information and the use of such information for reasons other than its intended purpose. Furthermore, officers of NTT East and NTT West are prohibited from also serving as officers of specified related businesses (at present, NTT Communications has been designated as such) (i.e., a firewall is set up between the companies). NTT East and NTT West are obligated to prepare, obtain the Minister of PHPT’s approval and publish their articles of interconnection agreements. NTT DoCoMo is obligated to prepare, notify the Minister of PHPT and publish its articles of interconnection agreements.

Other Regulatory Developments

Other recent regulatory trends in the field of telecommunications are as follows.

Rates for calls from fixed line phones to cellular phones

From July 2002, there has been ongoing debate regarding which companies should set rates for users for calls from fixed line telephones to cellular phones (“fixed-to-mobile calls”). In June 2003, the MPHPT issued the following policy regarding relay connections for fixed-to-mobile calls.

(1)	Establishing User Rates

•	When a caller selects a relay carrier (00xx-090-xxxx-xxxx) by adding a carrier identification number (e.g., 0033 for NTT Communications), the selected relay carrier sets the rate for that call.

switchboards of the regional companies is declining. Accordingly, it cannot be predicted whether revenues from interconnection charges in fiscal 2005 will increase over fiscal 2004.

•	When a caller does not add a carrier identification number for a call (090-xxxx-xxxx), the cellular phone carrier sets the rate for the call.

•	It is expected that the above arrangement will commence between the end of fiscal 2004 and early fiscal 2005.

(2)	Notwithstanding the above, as a transitional measure for fiscal 2005 only, a cellular service provider may set user rates in its own service areas.

(3)	Presubscription priority connections in which an individual selects a relay carrier in advance are not presently required.

Based on the above policy, relay connections with rates set by fixed telephone service providers began on April 1, 2004.

It is difficult to predict the effect of the above changes on NTT Group. This is because: (1) for fixed-to-mobile calls, it is difficult to predict just how much traffic will shift to calls made with a carrier identification number entered; and (2) NTT East, NTT West and NTT Communications, in addition to NTT DoCoMo, will be able to set rates, so that NTT Group may be able to capture an increased share of revenues previously held by non-NTT Group companies.

Evaluation of Competition in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that the distinction between Type I and Type II Carriers be eliminated and major deregulation be implemented. At the same time, to ensure the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance, in order that regulations reflecting market conditions in the various service areas can be imposed on dominant businesses. In response to this report, the MPHPT considered ways to evaluate competition conditions, and in April 2004 the MPHPT published its “Evaluation of Competition Conditions in Telecommunications (draft)” for public comment. In June 2004, the MPHPT released its final report.

According to the final report, the Internet connection market is not in a condition that would allow a player to exercise market dominance. Based on this evaluation, it seems unlikely that additional regulations will be imposed.

Review of Monopoly and Oligopoly Regulations by the Antimonopoly Law Study Group

In October 2002, the Fair Trade Commission, through its Antimonopoly Law Study Group, commenced a review of the system of measures and monopoly and oligopoly regulations under the Antimonopoly Law. As part of this review, the Commission established a “Subcommittee to Consider Review of Monopoly and Oligopoly Regulations” in June 2003. After extensive deliberations with a view toward the elimination of acts by businesses possessing so-called “essential facilities” that prevent competitors from entering the marketplace and other such anticompetitive acts, the “Report of the Antimonopoly Law Study Group” was released on October 28, 2003.

The “Overview of the Draft Revisions to the Antimonopoly Law” released by the Fair Trade Commission on May 19, 2004, does not contain provisions relating to this matter.

Administrative Advice and Hearing Based on the Antimonopoly Law

In December 2003, the Fair Trade Commission issued a warning with regard to the B-FLET’S New Family Type services that NTT East is currently providing. The Commission found that while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and user rates for customers based on a facility configuration (split fibers) that it was not in fact actually using, and that as a result of this practice NTT East effectively was selling at user rates that were lower than the connection rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by blocking the entrance of newcomers, and it advised NTT East to stop this practice.

NTT East believes that its acts do not violate applicable laws, and has not followed the advice provided by the Commission. An administrative hearing in accordance with procedures set forth in the Antimonopoly Law has been initiated and is currently in progress. While the outcome of this proceeding is not determinable, NTT Group believes that an adverse outcome would not likely have a material adverse effect on NTT Group due in part to NTT East having already deployed the facilities for split-fiber transmission. However, no assurance can be given in this regard.

Introduction of Number Portability System for Cellular Phones

According to a study report issued by the MPHPT in April 2004, many foreign countries allow portability of cell phone numbers, both for the convenience of users and in order to promote competition among cellular phone service providers. Cellular phone users in these countries can switch providers without changing their phone numbers, thus making it much easier for them to switch providers. In the report issued by MPHPT’s study group and in guidelines issued by the MPHPT in May 2004, the Japanese Government has indicated its intention to introduce a system of number portability within fiscal 2006.

Currently, it is difficult to predict the effects of number portability, as this will be determined by the services and rates of cellular phone service providers at the time the system is introduced. Because subscribers can change providers easily, there would be an opportunity to capture new subscribers, but it also means that there is a risk of losing subscribers to other carriers. There could be major adverse effects if costs for introducing number portability are not recovered as anticipated, if costs for capturing and retaining subscribers increase, or if there is further rate competition.

Policy for Legacy System Reform and Formulation of an Electronic Government Construction Plan

On March 25, 2003, the e-Japan Initiative Planning Committee of the LDP submitted to the Japanese Government its “Legacy System Reform Guidelines” for reform of old government computer systems. Among the proposals contained therein are: (1) in cases where the legacy systems of government ministries and agencies are changed over to new systems, if the total cost (initial cost plus running cost times total useful life) can be reduced without compromising the ease of use for internal users (i.e., the ministries and agencies) and external users (i.e., citizens, etc.), then the legacy systems should be changed over to new ones; (2) in order to reform 41 of the legacy systems that government ministries and agencies currently have, a legacy system optimization plan should be drawn up for the purposes of thoroughly reviewing the Government’s overall task performance and systems by fiscal 2006, which is within the timeframe of the Electronic Government Construction Plan (described below); and (3) that an action plan for this should be drafted and published by June 2003.

On July 17, 2003, at a meeting of the Government Ministry Chief Information Officers’ Committee, a plan entitled “The Electronic Government Construction Plan” was adopted. Under this plan, in response to the Legacy System Reform Guidelines described above, an Action Plan for Legacy System Reform is to be established for each government ministry or agency. Each ministry or agency, based on its action plan, is to formulate, as soon as possible before the end of fiscal 2005, a plan for optimizing its individual task performance and systems. In addition, on April 26, 2004, the LDP’s e-Japan Initiative Planning Committee submitted to the Government “A Petition Relating to the Legacy System Review,” in which it expressed fears that by concentrating only on the reform of individual legacy systems, task performance reform and system optimization for the Government as a whole were not being addressed. In light of this petition from the LDP and actual progress under the Electronic Government Construction Plan, the Government made clear on June 14, 2004, that it would carry out a review of the Electronic Government Construction Plan, incorporating points to consider with a view towards formulation of an optimization plan, and that it would adopt a task performance and system review policy by June 2005 at the latest.

Trends in New Technology and New Systems

-Trends in Power Line Communications (PLC)

In April 2002, the MPHPT established a “Study Group Regarding Power Line Communications,” which considered the feasibility of power line communications for high-speed data transmission at a speed of several multiples of 10Mbps. In its report in August 2002, the group concluded that “at this point in time expansion of frequency bands for use in power line communications facilities would be difficult,” but that “further feasibility tests are required, and a system should be put in place for this purpose.” In response to this, the MPHPT formulated a policy approving the establishment of experimental high-speed power line communications facilities. After a period for public comment, the MPHPT adopted this policy in January 2004. Some power companies are currently conducting experiments to verify the technology.

-Developments in Technology Surveys Relating to New Third-Generation Cellular Phone Systems

In October 2003, the MPHPT began consideration of a policy for advancing the development of third-generation cellular phones (IMT-2000), and instructed the Telecommunications Council to study developments in third-generation cellular phone technologies. Currently, the Committee for Effective Frequency Use by Cellular Phones, Etc. is studying the development of TD-CDMA and other third-generation cellular phone technologies that differ from the W-CDMA used by NTT DoCoMo and the cdma2000 used by KDDI Group’s “au” service. Some carriers are carrying out their own investigations to verify the technologies.

Global Businesses

In the international data communications markets, NTT Group will continue to move forward dynamically with the reorganization and restructuring of businesses aiming toward a recovery from the operational problems that accompanied the collapse of the inflated dot-com economy. At the same time, the diffusion of mobile multi-media such as i-mode is moving into high gear worldwide and NTT Group will continue to steadily expand its 3G services. As the importance of the Asian market continues to grow because of the increased demand for IP solutions, primarily from Japanese businesses, and because of the rapid growth of wireless in China and other Asian countries, NTT Group is striving to develop strong collaborative ties between Japan and the rest of Asia focused on IT businesses targeting both the public and private sectors.

While continuing to fully utilize the business bases it has already built up and its strong alliances with its strategic partners, NTT Group will seek to exploit synergies with its domestic businesses, effectively utilize its group resources and promote cooperation among all of its group companies in order to steadily expand its international operations. NTT Group is striving in particular to further expand its business in the Asian markets where many Japanese companies have established operations and where high growth rates are foreseen. NTT Group also seeks to actively promote, especially in Asia, the movement toward international standards for IPv6 (Internet Protocol version 6), security and encoding and mobile communications.

In the IP/data communications business, NTT Communications will place special emphasis on Asia and will promote its global IP solutions business by developing network services, as well as managed services based upon the hosting and other services offered by Verio, which are expected to be areas of future growth. NTT DoCoMo is pursuing new opportunities in Europe, the United States and Asia and is moving ahead with steady international expansion in alliance with partners of its mobile multimedia services, including i-mode, and 3G services.

NTT Group global businesses are as follows:

(i)	NTT East and NTT West

NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

TT&T Public Company Limited (“TT&T”)

In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. Prior to the reorganization, NTT had made cumulative investments worth $180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT held an 18% ownership interest in TT&T, but as a result of the conversion of debt to equity under TT&T’s corporate reorganization plan in September 2001, NTT’s ownership interest in TT&T was reduced to 11.2%.

Mitra Global Telekomunikasi Indonesia (“MGTI”)

In October 1995, NTT signed an agreement under which it acquired 15% of the equity in a joint venture company, MGTI, that was to install and operate approximately 400,000 telephone lines in central Java. Subsequently, in September 1996, these shares were assigned to NTT Finance (UK) Limited, and in June 1998, the number of telephone lines to be built was reduced to 350,000. Installation was completed in March 1999. At the time of the reorganization in July 1999, NTT East succeeded to all the shares of NTT Finance (UK) Limited. A total of six companies had invested in MGTI, including the Australian telecommunications carrier Telstra Corporation Limited and PT Indonesian Satellite Corporation. The final equity contribution of NTT Finance (UK) Limited was $31.8 million, or 15.3% of the total equity.

In September 2003, NTT Finance (UK) Limited signed an agreement under which it sold all its shares of MGTI to PT Alberta Telecommunication for $28 million. The sale of stock was completed in January 2004.

NTT Vietnam Corporation

In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT and Vietnam Posts and Telecommunications Corporation (“VNPT”), jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The term of this license is for 15 years. During the first five years, a telephone network system of roughly 240,000 lines was to be constructed. For the term of the license, NTT is to receive distributions of revenue from VNPT while providing technical support and managerial guidance relating to the telephone business. At the reorganization, this investment was transferred from NTT to NTT East.

(ii)    NTT Communications

Sri Lanka Telecom Ltd. (“SLT”)

In August 1997, NTT signed a contract with the government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested $225 million in SLT, acquiring a 35.2% interest. At the reorganization, this investment was transferred from NTT to NTT Communications. An NTT Communications executive is serving as Chief Executive Officer of SLT. Privatized in 1996, SLT is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

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

In July 2002, StarHub merged with Singapore Cable Vision Ltd., which provides cable television service and broadband Internet service throughout Singapore. The equity share of NTT Communications became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecom, and Singapore Press Holdings. NTT Communications also selects two directors of StarHub and has the right to participate in the planning of its management.

HKNet Company Limited (“HKNet”)

NTT Communications acquired a 49% stake in HKNet, a major ISP in Hong Kong, in July 1999 and in October 2000 increased its ownership percentage to 79% through the purchase of additional shares. After responding to a call for a capital increase in October 2001 and making further purchases of HKNet’s stock in December 2002 from CTT Telecom Holdings Limited, which had been its local partner, HKNet became a wholly owned subsidiary of NTT Communications. As a result, NTT Communications will be able to more efficiently carry out its strategies for its IP-related services both in Hong Kong and on the Chinese mainland through HKNet. NTT Communications, jointly with HKNet, is currently providing high-quality global IP services with an emphasis on broadband IP connections and data center security.

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart, a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT and FPC, PLDT’s major shareholder, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. PLDT issued new PLDT common shares to Smart’s shareholders. NTT Communications’ equity share in Smart was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of common shares of PLDT after the exchange of shares.

Verio

In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications would acquire a majority of the shares of Verio at a price of $60 per share through a tender offer and the U.S. subsidiary of NTT Communications would thereafter be merged into Verio. The transaction was valued at approximately $5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

(iii)    NTT DoCoMo

AT&T Wireless Group

In January 2001, NTT DoCoMo completed an investment of approximately $9.8 billion (approximately ¥1,143 billion at the date of investment) to purchase AT&T Corp. (“AT&T”) preferred stock equivalent to 406 million shares (a 16% interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.75 million shares of AT&T Wireless tracking stock at $35 per share. The alliance aimed to facilitate the rapid establishment and development of 3G and related mobile portal platform services in the U.S. market. The parties agreed jointly to develop the U.S. market through AT&T Wireless’ nationwide network infrastructure and NTT DoCoMo Group’s i-mode based mobile Internet technology and related business know-how. NTT DoCoMo also agreed with AT&T Wireless to jointly promote the spread of W-CDMA technology in the U.S. market.

In July 2001, AT&T completed the planned spin-off of AT&T Wireless Group. In connection with the spin-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The spin-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo’s investment in AT&T preferred stock, which represented approximately 16% of the financial performance and economic value of AT&T Wireless Group, was also automatically converted into AT&T Wireless common stock at an applicable exchange rate with the result that NTT DoCoMo held approximately 16% of the economic and voting interest in AT&T Wireless. On July 9, 2001, NTT DoCoMo started to account for its investment in AT&T Wireless using the equity method.

AT&T Wireless announced in October 2001 that it would acquire the entire equity interest of TeleCorp PCS, Inc. (“TeleCorp”) and in connection with the acquisition it would issue, and deliver to shareholders of TeleCorp, shares of AT&T Wireless common stock. This transaction would have diluted NTT DoCoMo’s interest in AT&T Wireless to approximately 15.2% if NTT DoCoMo did not exercise its pre-emptive rights to purchase additional shares of AT&T Wireless common stock in order to maintain its current ownership percentage.

In December 2001, NTT DoCoMo announced that it would exercise its pre-emptive rights to purchase additional shares in order to maintain its current approximately 16% share ownership in AT&T Wireless. NTT DoCoMo’s decision to purchase additional shares was contingent on AT&T Wireless acquiring TeleCorp. When AT&T Wireless completed its planned acquisition of TeleCorp in February 2002, NTT DoCoMo completed an additional investment of approximately $382 million (approximately ¥50.6 billion at the date of investment) to purchase approximately 26.7 million shares of AT&T Wireless common stock in order to maintain its current approximately 16% ownership in AT&T Wireless.

In December 2002, NTT DoCoMo amended the terms of its investment agreement concerning AT&T Wireless (the “Investor Agreement”). Under the terms of the amended Investor Agreement, AT&T Wireless has been preparing to launch 3G services based on W-CDMA in four markets in the United States: San Francisco, San Diego, Seattle and Dallas, or certain other specified substitute markets, in the summer of 2004.

On February 17, 2004, Cingular, a joint venture between SBC Communications Inc. and BellSouth Corp., announced an agreement to acquire AT&T Wireless. Before the announcement of the acquisition agreement, NTT DoCoMo was requested to submit an acquisition proposal by AT&T Wireless, but the board of directors of NTT DoCoMo decided not to make an acquisition proposal to AT&T Wireless.

Under the terms of the agreement approved by the boards of directors of Cingular and AT&T Wireless, the shareholders of AT&T Wireless, including NTT DoCoMo, will receive $15 cash per common share of approximately $41 billion. On May 19, 2004, at AT&T Wireless’ 2004 annual shareholders’ meeting, shareholders of AT&T Wireless approved the company’s merger agreement with Cingular. The acquisition, which is subject to the approval by U.S. federal regulatory authorities, and to other customary closing conditions, is expected to be completed before the end of 2004.

If the merger is completed as expected, AT&T Wireless will be released from its obligations under the Investor Agreement pursuant to which AT&T Wireless is required to launch services based on W-CDMA in selected U.S. cities prior to December 31, 2004, and NTT DoCoMo’s right under the Investor Agreement to require repurchase of its stock by AT&T Wireless at the original purchase price paid by NTT DoCoMo, plus interest, if AT&T Wireless fails to meet these obligations will terminate. Pursuant to its merger agreement with Cingular, AT&T Wireless has agreed to use reasonable efforts to meet its obligation to launch the specified 3G services prior to December 31, 2004.

Following the merger, NTT DoCoMo will generally be bound by its non-competition commitments for one year.

KPN Mobile

In July 2000, NTT DoCoMo signed a subscription agreement to invest approximately €4 billion (approximately ¥407 billion at the date of investment) for a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and IMT-2000 services in Europe. NTT DoCoMo also entered into a shareholders’ agreement and a registration rights agreement in connection with this investment. KPN Mobile provides service in the Netherlands, Belgium and Germany.

As of December 31, 2001, KPN Mobile’s parent company, Royal KPN, had loans to KPN Mobile totaling €19.7 billion which were convertible by Royal KPN into KPN Mobile shares. According to the shareholders’ agreement, when Royal KPN converted its loans to KPN Mobile into shares of KPN Mobile, NTT DoCoMo had the right to maintain its voting interest in KPN Mobile through the purchase of further KPN Mobile shares at the then current market value. In November 2002, NTT DoCoMo received a notice from KPN Mobile with regard to an opportunity to subscribe for further shares through exercise of its top-up right in order to maintain its voting interest in KPN Mobile. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe for new shares. As a consequence, NTT DoCoMo’s voting interest in KPN Mobile decreased from 15% to approximately 2.2%, and many of NTT DoCoMo’s rights under the subscription agreement and the shareholders’ agreement terminated.

In November 2001, NTT DoCoMo signed a license agreement with KPN Mobile and its parent company Royal KPN under which NTT DoCoMo will transfer and license technologies to KPN Mobile for the launch of mobile Internet services in the Netherlands and Belgium. The services are similar to NTT DoCoMo’s i-mode services available in Japan. Under the licensing agreement, NTT DoCoMo provides KPN Mobile with intellectual property rights, know-how and technologies necessary to offer i-mode services. The term of the agreement is from November 7, 2001, until December 31, 2011, during which time NTT DoCoMo is entitled to collect licensing fees. In February 2002, NTT DoCoMo signed an agreement with E-Plus Mobilfunk (“E-Plus”), a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer mobile Internet services in Germany. Under this licensing agreement, NTT DoCoMo provides E-Plus with patents, service know-how, and technologies needed to launch mobile Internet services. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in Germany and the Netherlands in March and April of 2002, respectively. BASE, formerly KPN Orange, began offering mobile Internet services on a commercial basis in Belgium in October 2002.

In June 2002, NTT DoCoMo entered into a memorandum of understanding with KPN Mobile regarding a joint campaign to promote 3G services in the Netherlands based on NTT DoCoMo’s existing 3G service in Japan. Under this memorandum of understanding, NTT DoCoMo has installed a FOMA base station in the Netherlands and KPN Mobile opened a FOMA demonstration room at its headquarters.

KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively, and plan to begin the progressive commercial launch of services over the UMTS network in 2004.

3GUK

In July 2000, NTT DoCoMo formed a strategic alliance with KPN Mobile and agreed to invest in 3GUK as part of a business alliance with Hutchison Whampoa Limited (“Hutchison”). NTT DoCoMo acquired a 20% stake in 3GUK for £1.2 billion, approximately ¥185 billion at the date of the investment, in September 2000, and entered into a shareholders’ agreement with Hutchison, the parent company of 3GUK and Hutchison 3G Hong Kong Holdings Limited (“3GHK”).

In May 2004, NTT DoCoMo agreed to sell its entire 20% shareholding in 3GHK to Hutchison for a total consideration of £120 million.

Under the terms of the agreement, NTT DoCoMo will receive payment in three installments either in cash or in shares of Hutchison Telecommunications International Limited, a subsidiary company of Hutchison that has applied for a listing on the Stock Exchange of Hong Kong, subject to the listing. The third and final installment will be made in December 2006. Pursuant to the agreement, NTT DoCoMo will have received cash or shares worth the total consideration of £120 million as of the time of the completion of the transaction in February 2007. NTT DoCoMo will continue to receive any dividends that are declared and payable by Hutchison 3G UK Holdings Limited until the transfer of the shares is completed. Neither NTT DoCoMo nor Hutchison will exercise any voting rights in respect of the sale. As part of the agreement, a £200 million shareholder loan NTT DoCoMo provided to 3GUK in May 2003 was transferred for value to Hutchison 3G Europe Investments S.à r.l., a Hutchison Whampoa Limited subsidiary company. NTT DoCoMo has no further financial commitments to 3GUK.

KGT

In November 2000, NTT DoCoMo agreed to invest approximately NT$17.1 billion (approximately ¥61 billion at the date of investment) for a 20% equity stake in KGT, which operates in Taiwan. Through this business alliance with KGT, NTT DoCoMo aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on its i-mode technology and business model. In June 2001, NTT DoCoMo signed an i-mode license agreement with KGT to license its intellectual property and technology know-how regarding i-mode services. KGT launched i-mode services in June 2002.

In July 2001, NTT DoCoMo increased its equity stake in KGT by purchasing 62,180,331 new shares, thereby increasing its equity stake to 21.4%. The amount of NTT DoCoMo’s additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, NTT DoCoMo agreed to a plan by KGT to enter into a purchase agreement with Far EasTone Telecommunications Co., Ltd. (“Far EasTone”), Taiwan’s third-largest mobile operator. Under the agreement, each KGT share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KGT became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DoCoMo became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash.

At that time, NTT DoCoMo also concluded a memorandum of understanding with Far EasTone to collaborate on W-CDMA 3G and i-mode businesses in Taiwan. Currently NTT DoCoMo is working with Far EasTone to maximize the synergy effects of the 3G platform, international roaming services, and joint procurement of handsets and other equipment. This merger enabled NTT DoCoMo to secure a more solid base in Taiwan, and will continue to increase economic value via further development of i-mode services and steady realization of the 3G business. Far EasTone began i-mode service in April 2004.

In March 2004, NTT DoCoMo signed a consulting agreement with Far EasTone relating to a network field test and coverage optimization being conducted by Far EasTone for the expected introduction of W-CDMA 3G service later this year. Under the agreement, NTT DoCoMo is providing technical assistance. Far EasTone is planning to launch the 3G service in 2004.

HTCL

In December 1999, NTT DoCoMo agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately $410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with Hutchison with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional $30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, NTT DoCoMo agreed with Hutchison to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in 3GHK, for approximately HK$303,190 (approximately ¥4.8 million at the date of investment).

In November 2002, NEC Corporation acquired a 5% equity interest in both HTCL and 3GHK. As part of this transaction, NTT DoCoMo’s interest in both Hutchison Telephone and 3GHK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and 3GHK.

HTCL launched its mobile Internet services in May 2000. In addition, 3GHK acquired a 3G license in September 2001, and launched 3G services in January 2004.

Procurement

As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today’s rapidly advancing information and communications markets, NTT Group is making every effort to increase management efficiency to provide superior services to its customers. To realize this goal, NTT Group, taking into account its business needs, conducts its procurement in an open and transparent manner, provides non-discriminatory and competitive opportunities to both domestic and foreign suppliers, and conducts global and market-driven procurement of competitive products.

NTT Group provides procurement information via its Internet homepage and always welcomes access from competitive suppliers worldwide.

Property, Plant and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services and are generally in good operating condition.

As of March 31, 2004, the total balance sheet amount of NTT Group’s fixed assets was ¥35,770 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.2%; telecommunications service lines 35.9%; building and structures 15.8%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 5.7%; land 2.4%; and buildings under construction 1.0%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

NTT Group networks are continually being updated and are considered appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as Fiber To The Home (“FTTH”) and mobile communications services such as FOMA, as well as to increase the efficiency of its previous capital investments in mova and other areas. As outlined under “Capital Investments,” NTT Group is shifting its capital investment strategy away from infrastructure investment to demand-driven, customer service-oriented investment.

Research and Development

NTT has focused its research and development efforts on next-generation network architecture and technology that will serve as the foundation for new services, with a view towards the realization of a resonant communications environment. NTT has also actively engaged in the development of leading-edge, fundamental technology for products and services of the future.

Among the technologies that NTT has been developing for the next generation networks that will provide high performance end-to-end communications are: “Multicast MPLS (Multi-Protocol Label-Switching)” technology, which will enable high-quality, high-reliability video communications on a nationwide scale; “optional topology network,” technology enabling connections between communication points to be freely changed in response to sudden increases in communication volume during disasters or other emergencies; and “holely fiber,” optical fiber that is strongly resistant to bending and can be laid quickly and at low cost.

Technology that NTT is developing to support the new services to be provided in a resonant communications environment includes “warp vision,” which will enable instantaneous bi-directional video communications with picture quality as smooth as television between computers connected to an fiber-optic broadband network. NTT has also developed “cyber squash,” an electronic watermark technology that easily opens related web pages simply by using a device such as a cellular phone to read an image printed on, for example, an advertisement; and “hot window,” a technology enabling a user to gather at all times the latest information from continuously updated web sites around the world, simply by registering in advance words in which he or she is interested. The “high-capacity multi-application IC-card” developed by NTT has one of the highest recording capacities in the world. It is the first in the world to be recognized for meeting the standard specifications established by international standards organizations.

NTT Group is also pursuing basic research in accordance with NTT Group’s long-term business strategy for the purpose of supporting the sustained development of its businesses. This research includes a technology for achieving three-dimensional processing on a nanometer scale through control of an electron beam (a nanometer is one-billionth of a meter), as well as “KTN crystal material” which enables the miniaturization of and reduced energy consumption by device parts for fiber-optic transmission. NTT also succeeded in the production of a diamond semiconductor element of such high reliability that it can be subjected to long-term use even in outer space, and has engaged in research in fields such as communication sciences with a view to developing new possibilities for communication, including through research to develop a better understanding of the audiovisual functions of humans.

NTT has also continued its endeavors towards protection of the global environment, developing a system for quantitatively evaluating the burden that information and communications services place on the environment, a system that detects minute amounts of harmful substances in the atmosphere in a short time and makes such environmental information available over a network, as well as developing energy systems with low discharge of harmful substances.

The “comprehensive production function” that NTT introduced in fiscal 2004 ensures that the achievements of research and development are linked to business opportunities, through close collaboration with NTT Group companies. Among the commercialization projects that NTT has engaged in are “Info-MICA (Information Multilayered Imprinted Card),” which enables 1.7 CD’s worth of information to be recorded on a plastic chip about the size of a postage stamp, consumes little power, and can prevent copying, features which have raised expectations for the application of this technology in cellular phones or as a medium for content such as games and music; “pocket energy,” a solar cell-type portable recharger that can recharge a wide variety of portable devices such as cell phones and digital cameras with little burden on the environment; and “yellow laser,” which can be used in fields ranging from medicine to environmental measurement.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In a business environment marked by rapid and dramatic changes in market structure, NTT Group is actively engaged in the reform of its business. Specific initiatives include: (1) active development of fiber-optic access and other services as appropriate for the ubiquitous broadband era; (2) creation of new basic technologies utilizing research and development and the steady introduction of the results of research and development efforts to business operations; (3) promoting the international development of mobile multi-media communications and IP network businesses; (4) continuous advance of overall NTT Group structural reform through comprehensive management rationalization and expansion into new businesses; and (5) full utilization of the advantages of the holding company structure to achieve the above objectives.

During fiscal 2004, while the unemployment rate remained at high levels throughout the Japanese economy, personal consumption picked up and an increasing number of companies reported improvement in corporate earnings. Consequently, the Japanese economy began to recover in the second half of the fiscal year.

Major changes are occurring in the telecommunications market environment with the rapid advance of broadband communications. ADSL services are continuing to grow in the rapidly expanding broadband market. Fiber-optic access services, which are the mainstay of broadband services, are also rapidly spreading amid intensified competition. These developments all point to the emergence of a full-fledged broadband age. In the mobile communications market, competitive conditions are intensifying with the introduction of fixed-rate Internet access services as well as increased sophistication and diversification of mobile multimedia services such as video clip transmission. On the other hand, the market for conventional fixed line telephone services continues to shrink as a result of the accelerated expansion of fixed-rate Internet connection services and IP telephony.

Amid these conditions, NTT Group actively implemented measures based on the NTT Group Three-Year Business Plan (fiscal 2003 to fiscal 2005) in order to transform its revenue structure and to reduce costs. In order to reinforce the revenue structure of its broadband businesses, NTT Group made a strong effort to increase sales of ultra high-speed, interactive fiber-optic access services that provide superior quality and stability, while reducing fees and strategically improving facilities in high-demand areas. At the same time, NTT Group worked at expanding sales of its third generation FOMA mobile communications system by extending the coverage areas and upgrading handset functions. Furthermore, to rapidly realize the new fiber-optic resonant communications environment called for in the “Vision for a New Optical Generation,” NTT Resonant was established for the purpose of engaging in the development of new broadband markets.

Continued efforts were made toward structural reform centered on NTT East and NTT West. Extensive cost reduction programs were implemented to achieve further improvements in management efficiency. Regional outsourcing companies in charge of order processing and facilities maintenance were enlisted in efforts to actively develop new IT-related demand in their regions.

Factors Affecting the Company’s Financial Condition and Operating Results

Effects of Falling Rates for Wireless Services

NTT Group’s wireless services segment recorded increased revenues and profit for fiscal 2004, with operating revenues of ¥5,048 billion, an increase of 5.0% over the previous year, and operating income of ¥1,103 billion, an increase of 4.4% over the previous year.

However, for fiscal 2005, operating revenues and operating income are expected to decline due to rate cuts, including the introduction of flat rate tariff plans for i-mode access via FOMA, effective June 1, 2004, to reinforce NTT Group’s competitiveness and propel further growth in the future. NTT Group believes the mobile communications market in Japan has entered a new transition phase, and the key growth driver has changed from a rapid increase in the number of subscribers to the creation of revenues through new high value-added services. NTT Group also believes the potential of the mobile communications industry and the opportunities remain strong.

Structural Reform

In November 2001, NTT and its consolidated subsidiaries, including NTT East and NTT West, reached an agreement with their labor unions regarding the implementation of structural reforms of their respective businesses. This agreement provided for a reduction in personnel expenses based on a program of significant outsourcing and a more diversified range of employment arrangements as well as other types of expense reductions. Under this plan NTT East and NTT West transferred to outsourcing companies newly established in each region (comprising one prefecture or block of prefectures) various functions, including order taking, SOHO sales, equipment maintenance, operations and repairs. At the same time, an arrangement was implemented whereby employees, primarily those 51 years of age and over, retired from NTT East and NTT West and were then re-employed by the outsourcing companies. In May 2002, these structural reforms were carried out and approximately 60,000 employees of NTT East and NTT West retired from those companies to then be rehired by the outsourcing companies at wage levels consistent with those of the specific localities and businesses. In this connection, a curtailment loss of ¥323 billion was recognized in fiscal 2002 in accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” The operating expense savings realized by NTT East and NTT West resulting from these and other structural reforms in fiscal 2003 were ¥265 billion and ¥401 billion, respectively, and in fiscal 2004 were ¥123 billion and ¥92 billion, respectively.

NTT, NTT East and NTT West implemented a voluntary retirement program as part of a rationalization of their managements under which approximately 6,500 employees in fiscal 2001, approximately 10,050 employees in fiscal 2002 and approximately 4,400 employees in fiscal 2003 participated by opting for retirement.

As a result of the recognition of losses carried forward primarily associated with these structural reforms, the balance of deferred tax assets reached ¥ 2,182 billion as of the end of fiscal 2003. As of the end of fiscal 2004, the balance of deferred tax assets fell to ¥1,934 billion due to the utilization of deferred tax assets to offset taxes on NTT Group’s net income. NTT intends to pursue full realization of the benefits of these deferred tax assets, and is studying the possible utilization of unrealized gains in real estate and other assets held by each of its subsidiaries, while adhering to the fundamental principle of doing so primarily based on the operating earnings achieved through the future business recoveries of each company.

Interconnection Rates

Under the Telecom Business Law, NTT East and NTT West, as telecommunications businesses having Category I “designated telecommunications facilities,” establish their interconnection rates and conditions for interconnection in their articles of interconnection agreement (fixed forms of contract that are subject to the approval of the Ministry of PHPT) entered into with other carriers. Among other things, the Ministry of PHPT’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MPHPT as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce an LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecom Business Law was passed, implementing these changes. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the ZC interconnection charge by 60.1%, in each case as compared to fiscal 1999.

Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review, and in April 2003 a ministerial ordinance partially revising the interconnection rate regulations was implemented. Based on this, starting from fiscal 2004 a calculation methodology for applicable interconnection charges was introduced whereby the GC interconnection charge was set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rates) and the ZC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rates) (in each case for three minutes). In the case of the GC interconnection charge, the amount is subject to adjustment when actual traffic differs by more than 15% from the volume of traffic during the base period (the latter half of fiscal 2002 and the first half of fiscal 2003) for calculation of interconnection charges. In April 2003, NTT East and NTT West applied for interconnection rate revisions for fiscal 2004 and 2005 and in the same month received the approval of the MPHPT.

The revisions of interconnection charges and the implementation of the adjustment system with respect to the GC connection charge described above led to an increase in revenues from dial-up interconnection charges based on the LRIC Methodology for fiscal 2004 over fiscal 2003. However, due to such factors as the rapid shift of demand from fixed line telephones to mobile and IP communications, the volume of traffic through the switchboards of the regional companies is declining. Accordingly, it cannot be predicted whether revenues from interconnection charges in fiscal 2005 will increase over fiscal 2004.

Overseas Investments

NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on the high-growth areas of mobile communications, IP networks and IP service platforms. NTT Group has invested in overseas operators such as Verio, HTCL and AT&T Wireless.

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Upon the adoption of SFAS 142, NTT evaluated the classification between existing goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” and reclassified assembled workforce from intangible assets to goodwill at April 1, 2001. In addition to the transitional goodwill impairment test, which resulted in a pre-tax transitional impairment loss of ¥258 billion relating to Verio, NTT has also completed the impairment test as certain events or changes in circumstances indicated that goodwill of a reporting unit might be impaired, as described below.

In the past few years, telecommunications companies and wireless operators, including companies NTT Group has invested in, have experienced a variety of negative developments relating to the downturn in the IT sector.

In the U.S. market, such factors as increasing competition, the collapse of the dot-com bubble, increasing debt and the steep fall in stock prices of telecommunications and Internet-related companies caused Verio to announce that its revenues for the year ended December 2001 would be below forecast. In light of such trends, Verio revised its business plan, including a change in marketing strategy and reductions in operating expenses. As a result, in accordance with SFAS 142, NTT recorded a write-down of goodwill of ¥203 billion net of deferred taxes. Thus an impairment loss was recorded in the consolidated statement of income for fiscal 2002 under “write-down” of goodwill and other intangible assets.”

In September 2002, Verio announced a downward revision of its business plan due to the deterioration of its business environment related to the continuing economic downturn in the United States and weak market conditions. Based on the changes to Verio’s business plan, NTT performed an impairment test of the goodwill associated with Verio, which resulted in a decision by NTT to write down additional goodwill in fiscal 2003. Accordingly, NTT recorded a loss of ¥30 billion under “write-down of goodwill and other intangible assets” in the consolidated statement of income for fiscal 2003. Since this write-down, Verio’s performance has been in line with its revised business plan, and NTT believes that no drop in the fair market value of this reporting unit has occurred. As of March 31, 2004, Verio had goodwill of ¥61 billion. NTT continues to monitor Verio’s performance monthly.

The total carrying value of NTT’s investments in its affiliated companies in the consolidated balance sheets as of March 31, 2002, 2003 and 2004 was lower than its aggregate underlying equity in net assets of such affiliated companies by ¥0.2 billion, ¥340 billion and ¥288 billion, respectively.

In addition to impairment losses associated with NTT’s investment in Verio discussed above, because of the deteriorating economic environment surrounding the telecommunications industry and resultant declines in equity values of telecommunications companies on a global basis, NTT Group reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT Group utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analyses in performing their reviews and estimating investment values. As a result, NTT Group determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating ¥654 billion, net of deferred taxes of ¥474 billion, for fiscal 2002. Pre-tax impairment charges were ¥664 billion for AT&T Wireless, ¥320 billion for KPN Mobile, ¥36 billion for KGT, ¥56 billion for 3GUK and ¥50 billion for other companies. These impairment charges were included under “equity in earnings (loss) of affiliated companies” in the consolidated statement of income for fiscal 2002. For fiscal 2003 NTT Group also recorded additional impairment aggregating ¥320 billion net of deferred taxes of ¥226 billion. Pre-tax impairment charges were ¥284 billion for AT&T Wireless, ¥123 billion for 3GUK, ¥118 billion for KPN Mobile, ¥10 billion for KGT and ¥10 billion for DoCoMo AOL. These additional impairment charges were included under “equity in earnings (loss) of affiliated companies” in the consolidated statement of income for fiscal 2003. NTT Group has not recorded impairment charges related to these investments in fiscal 2004.

Share Sales of AT&T Wireless

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular, a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, Cingular agreed to acquire all the outstanding shares of common stock of AT&T Wireless for $15 per share in cash.

If the transaction is consummated pursuant to the merger agreement, NTT Group would receive approximately $6,495 million in cash in return for its interest in AT&T Wireless. The transaction is subject to approval by U.S. federal regulatory authorities and other customary closing conditions. As a result of these factors, the effect of future exchange rate fluctuations and other variables, the impact of this transaction on the result of operations of NTT Group is currently not determinable.

Sale of NTT DoCoMo Shares

In May 2002, NTT DoCoMo signed a memorandum with its eight regional subsidiaries (NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, NTT DoCoMo Tokai, NTT DoCoMo Hokuriku, NTT DoCoMo Kansai, NTT DoCoMo Chugoku, NTT DoCoMo Shikoku and NTT DoCoMo Kyushu) whereby these eight regional subsidiaries would become wholly owned subsidiaries of NTT DoCoMo by way of share exchanges. In connection therewith, NTT DoCoMo purchased 870,000 of its own shares for ¥234,462 million, including 551,000 shares which NTT sold to NTT DoCoMo based on its shareholding ratio at that time. In November 2002, the share exchanges were carried out based on share exchange ratios determined using the valuation of both NTT DoCoMo’s and its subsidiaries’ common shares. As a result, NTT’s holdings in NTT DoCoMo decreased by 1.1% to 63.0% and NTT Group recorded a gain on sale of shares of ¥139 billion in fiscal 2003. The share exchanges were accounted for using the purchase method in accordance with SFAS 141. The differences between the acquisition costs and the increase in the net assets of the eight subsidiaries were first assigned to the recognized assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges. The remainder was recorded as goodwill, amounting to ¥128 billion on the consolidated balance sheet as of March 31, 2003.

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in its interest in NTT DoCoMo from

63.0% to 62.5%. The resulting gain on sale of ¥49 billion is recorded as a part of stockholders’ equity in accordance with NTT’s revised accounting policy for transactions involving changes in ownership interest in subsidiaries which became effective as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest of ¥86 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7% and the resulting increase in interest will be recorded as goodwill.

Buy-back of Company Shares

Based on the revision of the Japanese Commercial Code, the buy-back of a company’s own shares must be submitted to a vote at the annual general meeting of shareholders. An upper limit to the number of shares to be acquired and the acquisition price are then set. After obtaining the approval of the shareholders, in the intervening period between the approval of the resolution and the next annual meeting of the shareholders a company can buy back its own shares at various times pursuant to a decision made by the board of directors.

At the annual general meeting of shareholders held on June 27, 2002, a resolution was proposed and approved authorizing NTT to buy back up to a total of 200,000 of its own issued Shares at a total acquisition cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2003. In accordance with this resolution, NTT acquired 200,000 of its Shares for a total price of ¥86,200 million on October 8, 2002. Based on a decision of the board of directors at a meeting held on March 25, 2003, 202,145 of NTT’s treasury Shares (purchased at a total cost of ¥87,182 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 27, 2003, approval was again received to buy back an additional 200,000 of NTT’s own Shares at a total cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2004. In accordance with this resolution, NTT acquired a total of 190,460 of its own Shares at a total acquisition cost of ¥99,999 million in the period from October to December 2003. Based on a decision of the board of directors at a meeting held on March 30, 2004, 191,236 of NTT’s treasury Shares (purchased at a total cost of ¥100,391 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 29, 2004, approval was again received to buy back an additional 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2005.

Revision of Pension Plan

In June 2003, under the Law Concerning Defined Benefit Corporate Pension Plans, NTT Group applied to the Japanese Government for relief from its future obligations to disburse the plan benefits representing the substitutional portion, and in September 2003 the approval was granted. Based on the discharge of NTT Group’s future obligations relating to the substitutional portion, net pension cost for fiscal 2004 decreased by ¥45 billion and welfare pension (Kosei Nenkin) contributions increased by ¥12 billion. In regard to the relief from past obligations to disburse plan benefits, which is in the process of application, in accordance with Emerging Issue Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” no accounting for this change should occur until the completion of the entire transfer. It is undetermined when the entire transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

In April 2004, NTT Group’s qualified pension plan was converted to a contract-type corporate pension plan under the Law Concerning Defined Benefit Corporate Pension Plans, and a rule was introduced under which the level of future pension benefits for plan participants whose benefits have not yet been vested will fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥120 billion in December 2003, when the qualified pension plan was amended. From the plan amendment date, the effect of this reduction in the projected benefit obligation is being reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

Change in Accounting Policy, Application of New Accounting Standards and Recent Pronouncements

Change in Accounting Policy

NTT changed its accounting policy during fiscal 2004 with regard to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in a change in ownership interest in subsidiary companies. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT has changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin No. 51, “Accounting for sales of stock by a subsidiary.” This change has been made because, based on the current year’s activities and potential future transactions, NTT concluded it is probable that similar future transactions in respect of a change in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity. Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains.

Application of New Accounting Standards

Accounting for Asset Retirement Obligations

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT has concluded that the fair value of these liabilities is immaterial. Accordingly, the adoption of SFAS 143 did not have a material impact on the results of operations or the financial position of NTT Group.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 145 (“SFAS 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which updates and clarifies existing accounting pronouncements. The adoption of SFAS 145 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted EITF 03-02 in fiscal 2004. This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy, which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, be recognized as a gain at settlement. In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees’ Pension Fund) applied to the Japanese Government for permission to be relieved from the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

Amendment of the Standard on Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133. Except for certain provisions, SFAS 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003, and to hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for Variable Interest Entities

In December 2003, FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities.” FIN 46-R retains many of the basic concepts introduced in FIN 46; however, it also introduces new exemptions for certain types of entities that qualify as a “business” as defined in FIN 46-R, revises the method of calculating expected losses and residual returns for the determination of the primary beneficiary, includes new guidance for assessing variable interests and codifies certain FASB Staff Positions (“FSPs”) on FIN 46. FIN 46-R is to be applied no later than the end of the first reporting period that ends after March 15, 2004. NTT has adopted the provisions of FIN 46 and FIN 46-R, effective from April 1, 2003. The adoption of FIN 46-R did not have a material impact on the results of operations or the financial position of NTT Group.

Revision of Employers’ Disclosures about Pensions and other Postretirement Benefits

In December 2003, FASB revised Statement of Financial Accounting Standards No. 132 (“SFAS 132”), “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new SFAS 132 retains all of the disclosure requirements of SFAS 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of the new SFAS 132, NTT has expanded its disclosures to meet these new requirements.

Recent Pronouncements

In November 2002, EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in interim or annual periods beginning after June 15, 2003, which, for NTT, is effective from fiscal 2005. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. NTT is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on its results of operations or the financial condition of NTT Group.

In May 2003, FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, which, for NTT Group, is effective from fiscal 2005. The adoption of SFAS 150 will not have an impact on the results of operations or the financial position of NTT Group.

In May 2003, EITF reached a consensus on Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The guidance in the consensus is effective for arrangements entered into, agreed to, modified or acquired in business combinations in fiscal periods beginning after May 28, 2003. NTT is in the process of determining the impact, if any, that the adoption of EITF 01-08 will have on the results of operations or the financial position of NTT Group.

In March 2004, EITF reached a consensus on Issue No. 03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This Issue provides guidance which should be used to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 124, “Accounting for Certain Investments Held by Not-for-Profit-Organization,” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. NTT applied the new disclosures required as of March 31, 2004. The recognition and measurement guidance in the consensus should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, and the disclosure requirements for cost method investments are effective for annual financial statements for the years ending after June 15, 2004. NTT is currently evaluating the impact of adopting this guidance.

Critical Accounting Policies

NTT Group’s consolidated financial statements are prepared in accordance with U.S. GAAP. Note 2 to its consolidated financial statements includes a summary of significant accounting policies used in the preparation of these financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to revenue recognition, estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles with finite useful lives, goodwill and indefinite life intangible assets, investments, employees’ severance payments and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. NTT believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Revenue recognition

Revenue arising from fixed voice transmission services, mobile voice transmission services, data transmission services, leased circuit services, and other transmission services are recognized at the time these services are provided to customers. Within revenues from mobile voice transmission services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect its estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated competing products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product and the risk and rewards of ownership have been substantially transferred. Revenues from systems integration are recognized upon completion of each project. In connection with revenues from systems integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and is reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revision as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in fiscal 2002, 2003 and 2004 were ¥2,436 billion, ¥2,378 billion and ¥2,197 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and indefinite life intangible assets

In accordance with the provisions of SFAS 142, NTT Group does not amortize goodwill, including excess basis related to equity-method investments, but tests these assets for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. NTT Group has also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods and determined that no intangible assets have indefinite lives. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, as well as the strategic significance of the reporting unit to NTT’s business objectives.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group evaluates whether declines in value are temporary or other than temporary. Temporary declines are reflected in other comprehensive income (loss), and other than temporary declines are recorded as a realized loss with a new cost basis in the investment being established. When determining an other than temporary decline, NTT Group considers, among other items, the length of time the trading price has been below its carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations, NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. While NTT Group believes the remaining carrying values of its affiliate investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

Employees’ severance payments

The total costs for employees’ severance payments and pension plans represented approximately 2.5% of NTT Group’s total operating expenses for fiscal 2003 and fiscal 2004. The amounts recognized in the consolidated financial statements related to employees’ severance payments and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2004, the total amount of unrecognized net actuarial loss was ¥756 billion. The unrecognized net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For fiscal 2003 and fiscal 2004, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 30.0%, 25.0%, 20.0%, 15.0% and 10.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2004, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal 2003 and fiscal 2004 were approximately –12% and 16%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of the pension benefit obligations. NTT Group used a discount rate of 2.0% for fiscal 2003 and fiscal 2004. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2004.

Change in Assumption	Change in PBO	Change in Pre- Tax Pension Expenses	Change in Equity (Net of Tax)
(Billions of yen)
50 basis point increase / decrease in discount rate	– / +320	–26 / +16	+160 / –70
50 basis point increase / decrease in expected return on assets	—	– / +11	—

Income taxes

NTT Group records deferred tax assets and liabilities using the effective tax rate for the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the statutory tax rate would increase or decrease income tax expense by approximately ¥42 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination is made. At March 31, 2004, NTT had gross deferred tax assets of ¥2,498 billion, which included a valuation allowance of ¥61 billion.

Results of Operations

Fiscal 2004 compared with fiscal 2003

Operating revenues in fiscal 2004 increased by 1.6% from the previous year to ¥11,096 billion. In fiscal 2003, the first reduction in revenues on a consolidated basis was recorded, but in fiscal 2004, an increase in revenues was achieved. This increase was due to the large increase in data transmission revenues resulting from the growing popularity of IP-related services such as FLET’S ADSL, B FLET’S and i-mode services and from strong sales in systems integration and telecommunications equipment, which offset a continuing decline in revenues from fixed voice transmission services and leased circuit services due to the shift from voice-related services to IP-related services and the drop in revenues from mobile voice transmission services.

Meanwhile, operating expenses in fiscal 2004 decreased by 0.3% from the previous year to ¥9,535 billion. This resulted from reductions in depreciation and other capital expenses and rationalization of personnel costs, including the reduction of pension-related costs through the transfer to the Government of responsibility for pension obligations relating to the substitutional portion. These factors offset an increase in variable costs corresponding to increased revenues from systems integration and telecommunications equipment sales as well as an increase in selling-related expenses for NTT DoCoMo Group. Accordingly, operating income for fiscal 2004 increased by 14.4% to ¥1,560 billion.

Non-operating income decreased ¥74 billion in fiscal 2004 to ¥33 billion. While in fiscal 2003 ¥139 billion was recorded as profit from the sale of subsidiary stock due to the sale of NTT DoCoMo shares, no profit was recorded for the sale of NTT DoCoMo shares in fiscal 2004 due to changes in accounting policies effective from fiscal 2004 (see “—Change in Accounting Policy” and Note 19 of the Consolidated Financial Statements). The decrease in non-operating income was mainly due to the impact of this change, combined with such factors as the ¥47 billion improvement over the previous year in “other, net” amount resulting from the reduction in securities impairment loss in fiscal 2004 as compared to fiscal 2003.

As a result of these factors, pre-tax net income for fiscal 2004 increased by 8.7% over the previous year to ¥1,527 billion.

Net income for fiscal 2004 increased ¥411 billion over the previous year to ¥644 billion. In addition to the rise in pre-tax net income, the increase in net income was due to the fact that losses on minority interest in consolidated subsidiaries in fiscal 2004 decreased by ¥145 billion over the previous year, and to the fact that a number of special factors present in fiscal 2003 were not applicable in fiscal 2004. These special factors affecting fiscal 2003 but not present in fiscal 2004 included the recording of ¥330 billion in equity method investment loss due to the effect of impairment losses on NTT DoCoMo’s overseas investments, the ¥47 billion reduction in deferred tax assets arising from the introduction of a pro forma standard taxation system for enterprise tax (which reduced income tax expense by ¥101 billion) and the recognition of a ¥23 billion charge representing the cumulative effect of changes in accounting standards following the application of Emerging Issue Task Force Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which requires that reductions of revenues and corresponding expenses be recognized at the time of equipment sales to agent resellers instead of the date of sale to the end-user customer.

NTT Group’s operating revenues are divided into the seven service areas of fixed voice transmission, mobile voice transmission, data transmission, leased circuit, telecommunications equipment sales, systems integration and other services.

In addition, NTT Group’s segment information is divided into the following five segments: regional communications services, long distance communications and international services, wireless services, data communications services, and other services. See Note 16 of the Consolidated Financial Statements and “—Segment Information.”

Fixed Voice Transmission Services

Operating revenues from fixed voice transmission services in fiscal 2004 decreased by 5.0% from the previous year to ¥3,162 billion, or 28.5% of total operating revenues. NTT Group’s fixed voice transmission services include certain items in the regional communications services segment such as telephone subscriber services and ISDN services and a portion of the long distance communications and international services segment.

Regional Communications Services Segment

The regional communications services market continued to contract in fiscal 2004 as the shift from traditional fixed line communications to mobile communications combined with the dramatic spread of broadband services to accelerate the shift from telephone to IP. In addition, IP telephony services using VoIP technology continued to grow in popularity and acceptance. NTT East and NTT West are adopting measures to respond to this market environment, including commencing “IP telephony services for corporate customers” and connection services to IP telephony (by adding the 050 calling code) from fixed line and public telephones.

While a drop in the number telephone subscriptions had been expected to result from the spread of IP telephony and CATV telephony as well as the shift to cellular phones and other factors, the impact of this trend was offset by a shift from INS-Net 64 to ADSL in the wake of the spread and growth of ADSL services and other factors. As a result, the number of fixed telephone subscriptions experienced a reversal from the downward trend experienced through the previous year, with the number of subscriptions increasing 224,000 over the previous year to a total of 50,938,000 as of the end of March 2004. With regard to ISDN, NTT strove to achieve an increase in ISDN subscriptions by offering ISDN in its Internet Access Services lineup. However, with the spread of ADSL and other high-speed Internet access services, an increasing shift from INS-Net 64 to subscriber telephone services and the continued shift to mobile telephone services, new demand for ISDN continued to fall in fiscal 2004 with the total number of ISDN subscriptions falling to 9,135,000 as of March 31, 2004, a decrease of 993,000 from the previous year (one INS-Net 1500 subscription is counted as 10 INS-Net 64 subscriptions).

The number of fixed line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
Telephone subscriptions	25,084	25,139	25,264
ISDN subscriptions(1)	5,851	5,260	4,756
INS-Net 64	5,303	4,892	4,391
INS-Net 1500(1)	55	37	36

(NTT West)
Telephone subscriptions	25,654	25,575	25,674
ISDN subscriptions(1)	5,299	4,868	4,378
INS-Net 64	4,922	4,647	4,162
INS-Net 1500(1)	38	22	22

(1)	In terms of number of channels, transfer rate, and line use fee (monthly base fee), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. As such, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

MYLINE registration market share continued to decrease as follows:

	As of March 31,
	2002	2003	2004
Intra-city:
NTT East	70.9%	71.0%	69.7%
NTT West	75.8%	75.2%	73.9%
Intra-prefectural and inter-city:
NTT East	64.2%	63.7%	62.9%
NTT West	68.7%	66.6%	66.1%

Access charges for functions subject to calculation under the LRIC Methodology, which dominate usage of the public networks, decreased 3.1% to ¥4.37 per three minutes for the GC interconnection charge and increased 11.9% to ¥5.36 per three minutes for the ZC interconnection charge. In addition, an adjustment system for access charges was introduced and took effect during fiscal 2004. As a result, revenues from interconnection charges increased by ¥12 billion for NTT East to ¥223 billion, and ¥38 billion (including ¥18 billion in a subsidy from NTT East to NTT West) for NTT West, to ¥215 billion. Because of continued steep drops in fixed line voice traffic, revenues from interconnection charges would have decreased without the rate changes and settlement system.

Long Distance Communications and International Services Segment

The long distance communications and international services market continued to contract due to the effects of a decrease in fixed telephone subscribers, a loss of traffic to cellular phones and the penetration of discount services.

Amid these developments, NTT Communications made efforts to maintain revenues through such measures as offering service packages that include IP-related services, enhancing the functions and lowering the prices for mobile services and other initiatives to capture new traffic. As a result of these measures, the decline in revenues was less than in fiscal 2003.

The following table shows MYLINE registration market share:

	As of March 31,
	2002	2003	2004
Inter-prefectural	57.3%	57.1%	57.5%
International	53.4%	53.4%	53.9%

Mobile Voice Transmission Services

Operating revenues from mobile voice transmission services in fiscal 2004 were ¥3,329 billion, a decrease of 1.6% from the previous year, or 30.0% of total operating revenues. Mobile voice transmission services include services from the wireless services segment, such as mova, FOMA and PHS.

Wireless Services Segment

Cellular services subscribers increased by 4.7% to 45,927,000 at March 31, 2004, from 43,861,000 at March 31, 2003. These numbers include FOMA services subscribers, which reached 3,045,000 at March 31, 2004, from 330,000 at March 31, 2003. This increase of FOMA subscribers resulted mostly from the decrease in mova subscribers as existing mova subscribers converted to FOMA. The number of mova subscribers decreased for the first time to 42,882,000 at March 31, 2004, down 1.5% from March 31, 2003.

The following table shows the number of mobile communications subscriptions:

	As of March 31,
	2002	2003	2004
	(in thousands)
Cellular services	40,783	43,861	45,927
Cellular services (mova)	40,694	43,531	42,882
Cellular services (FOMA)	89	330	3,045
i-mode services	32,156	37,758	41,077
i-mode services (mova)	32,075	37,456	38,080
i-mode services (FOMA)	89	303	2,997

Market share	59.0%	58.0%	56.3%

Voice ARPU has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mail instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. Our aggregate ARPU (mova) in fiscal 2004 decreased by 3.8% to ¥7,830 from ¥8,140 in fiscal 2003, and from ¥8,470 in fiscal 2002. One of the primary reasons that aggregate ARPU (mova) has not decreased more is that increases in i-mode ARPU (mova) have partially offset the declines in voice ARPU (mova). Please refer to “Item 4—Principal Business Activities—Mobile Voice Transmission Services,” for a detailed description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded in data transmission services revenues.

Regarding trends in monthly usage per subscription, see “Item 4—Principal Business Activities—Mobile Voice Transmission Services.”

Data Transmission Services

Operating revenues for data transmission services in fiscal 2004 rose to ¥1,520 billion, an increase of 20.4% over the previous year, or 13.7% of total operating revenues. NTT Group’s data transmission services include services from the regional communications services segment, such as “FLET’S ISDN,” “FLET’S ADSL” and “B FLET’S,” as well as data-related services from the long distance communications and international services segment such as OCN, IP-VPN and frame relay services, and data-related services from the wireless services segment such as mova, FOMA and Quickcast.

Regional Communications Services Segment

In the regional communications market, broadband made rapid advances. While the rate of increase of ADSL lines in use slowed, the spread of fiber-optic access services accelerated. The total number of subscribers for the overall market was, as of March 31, 2004, 11,197,000 for ADSL and other DSL services, an increase of 4,174,000 over the previous year, and 1,142,000 for fiber-optic access services, an increase of 837,000 over the previous year.

In fiscal 2004, with regard to “B FLET’S,” NTT Group strategically built-up facilities in areas of heavy demand, shortened the time required for commencement of services, and actively increased its marketing efforts. With regards to “FLET’S ADSL,” NTT Group responded to competition by providing services that achieve a maximum download data transfer rate of 40Mbps. In addition, NTT Group created new demand for broadband by providing an expanded lineup of content, including games and theatrical performances, for customers of FLET’S services.

Further, NTT Group also made efforts to expand orders from corporate and regional government customers by providing “Flat Ether,” a new VPN service that enables the economical construction of a network among offices at a flat intra-prefectural rate.

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
FLET’S ISDN	653	651	514
FLET’S ADSL	513	1,430	2,283
B-FLET’S	12	111	426

(NTT West)
FLET’S ISDN	651	621	466
FLET’S ADSL	454	1,127	1,806
B-FLET’S	6	88	414

Data transmission services in the regional communications services segment are facing increasing price competition, particularly for fiber-optic access and ADSL services, and the competition among service providers is expected to remain intense. Under such conditions, NTT Group will work to develop new demand for fiber-optic access services in the regional communications services segment, and will also aggressively work to develop new, upper layer businesses such as the platform business (management and support systems providing functions such as user verification, electronic settlement and copyright management) and content distribution, all with the goal of realizing a resonant communications environment.

Some revenues for “FLET’S ADSL” and “B FLET’S” have been recorded in leased circuit services revenues.

Long Distance Communications and International Services Segment

In the long distance communications and international services market, services directed to corporate users, including IP-VAN and wide-area LAN, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

Given the strong demand for IP-related services, NTT Group has steadily increased its number and share of broadband subscriptions for OCN services. In addition, IP-VPN services and other data transmission services directed to corporate customers have demonstrated a steady increase in subscriptions, due to an enhanced access menu, expanded IP telephony services and new rate plans.

The following table shows the number of subscriptions to data transmission services in the long distance communications and international services segment:

	As of March 31,
	2002	2003	2004
	(in thousands)
Packet exchange services	820	836	863
Frame relay/cell relay services	94	78	56
Facsimile communications network	1,345	1,419	1,435
OCN	3,039	3,504	4,118
IP-VPN	39	64	86

Wireless Services Segment

Data transmission services in the wireless services segment are described in the section entitled “Mobile Voice Transmission Services.”

Leased Circuit Services

Operating revenues from leased circuit services in fiscal 2004 fell by 6.1% from the previous year to ¥455 billion, or 4.1% of total operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM circuits and other services. These services fall in part within NTT Group’s regional communications services segment and in part within the long distance communications and international services segment.

Regional Communications Services Segment

While there has continued to be strong user demand for high-quality, highly-reliable leased circuit services in the regional communications services market, with the rapid spread of broadband services customer needs have been rapidly shifting to high-volume, low-price IP-related and Ethernet-related data transmission services.

NTT Group has also experienced an increasing shift in demand to data transmission services such as the “Mega Data Netz” service for lower-priced, LAN-to-LAN communications applications offered by NTT East and NTT West, “Metro Ether” offered by NTT East, “Urban Ether” offered by NTT West, and other “FLET’S Series” and “Flat Ether” services. As a result, the number of leased circuit subscriptions has continued to decrease.

The following table shows the number of leased circuit subscriptions in the regional communications services segment:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
Conventional circuits	342	301	267
High-speed digital circuits	310	291	249
ATM circuits	11	10	8

(NTT West)
Conventional circuits	306	275	247
High-speed digital circuits	261	247	213
ATM circuits	8	7	6

Long Distance Communications and International Services Segment

In the long distance communications and international services market, the leased circuit market shrank due to migration to lower-priced IP-related services, as corporations tried to contain telecommunications costs. NTT Group made efforts to maintain revenue levels through further broadening of regions and expanded use of service level agreements providing guarantees of service quality to users. However, leased circuit revenues declined due to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

The following table shows the number of subscriptions for leased circuit services in the long distance communications and international services segment:

	As of March 31,
	2002	2003	2004
	(in thousands)
Conventional circuits	21	17	13
High-speed digital circuits	48	42	34
ATM circuits	5	4	2

Telecommunications Equipment Sales

Operating revenues from telecommunications equipment sales in fiscal 2004 increased by 15.7% over the previous year to ¥713 billion, or 6.4% of total operating revenues. NTT Group’s telecommunications equipment sales include sales in the regional communications services segment, the long distance communications and international services segment and the wireless services segment.

Regional Communications Services Segment

In the regional communications services segment efforts were made to commercialize equipment for IP telephony services and equipment for FLET’S services as a response to the expansion of the IP/broadband market. As a result, the trend of falling revenues slowed.

Long Distance Communications and International Services Segment

The trend of falling revenues was reversed as a result of active efforts to promote total solution services which combine IP services with multiple value added services such as data center services, security services and managed services (i.e., surveillance and operation services).

Wireless Services Segment

Sales increased over the previous year due mainly to sales of the “FOMA900i Series,” which offer smaller and lighter handsets, improvements in battery standby time and other basic functions, as well as a variety of new features.

Systems Integration

Operating revenues from systems integration in fiscal 2004 increased by 2.2% over the previous year to ¥863 billion, or 7.8% of total operating revenues. NTT Group systems integration services include all services in the data communications services segment and some services in other segments.

Data Communications Services Segment

In the data communications services segment for fiscal 2004, aggressive efforts were made to secure orders for new systems, such as a cross-ministry electronic application system (a system enabling submission of electronic applications to several ministries and agencies via a single access point). In addition, NTT Group focused its efforts on the promotion of new businesses, including its “IT Partner Business” under which new IT-centered businesses are developed through business affiliations and joint investments with corporate clients.

Other Services

Operating revenues for other services in fiscal 2004 increased by 5.1% over the previous year to ¥1,053 billion, or 9.5% of total operating revenues. NTT Group’s other services revenues principally comprise operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Fiscal 2003 compared with fiscal 2002

Operating revenues in fiscal 2003 decreased by 0.9% from the previous year to ¥10,923 billion. This was due to such factors as the slow pace of revenue growth in sales of mobile communications services, the effects of intensified competition, market contraction and lower access charges on the fixed communications services provided by NTT East, NTT West and NTT Communications. Meanwhile, operating expenses in fiscal 2003 decreased by 12.8% from the previous year to ¥9,560 billion. This resulted from the effects of cost cutting achieved by implementing structural reforms primarily at NTT East and NTT West and the absence of the large losses (¥232 billion) related to overseas investments and of the temporary expenses of ¥639 billion attributable to structural reforms that were posted in fiscal 2002. Accordingly, operating income for fiscal 2003 rose to ¥1,364 billion, a significant increase of ¥1,302 billion over the previous fiscal year.

Non-operating income increased by the wide margin of ¥193 billion over the previous year to ¥41 billion. This was due to (i) NTT’s sale of 551,000 shares of NTT DoCoMo stock to NTT DoCoMo with a total value of ¥148 billion, in order to assist NTT DoCoMo’s acquisition of 870,000 shares of its own stock for the purpose of converting its eight regional companies to wholly owned subsidiaries through an exchange of shares, resulting in a gain of ¥139 billion accounted for as gain on sale of shares, and (ii) a decrease in the amount of “interest and amortization of bond discounts and issue cost” by ¥12 billion over the previous year as a result of a significant decrease of the average interest rate on interest-bearing debt. As a result, pre-tax income increased significantly by ¥1,495 billion over the previous year to ¥1,405 billion.

Net income for fiscal 2003 was ¥233 billion. This resulted from the ¥330 billion equity loss on investments arising from the effects of the write-down of NTT DoCoMo’s overseas investments and to the loss of ¥47 billion arising from the introduction of the pro forma standard taxation system for enterprise tax. In addition, EITF 01-09 began to apply to NTT Group in fiscal 2003. EITF 01-09 requires that reductions of revenues and corresponding expenses be recognized at the time of equipment sales to the agent resellers, instead of the date of sale to the end-user customer. The cumulative effect of this accounting change decreased net income by ¥23 billion, net of taxes and minority interest. Although there was a large increase in net income of ¥1,068 billion over the previous year, this mainly resulted from expenses related to structural reforms by NTT East and NTT West and significant expenses related to the write-down of foreign investments in fiscal 2002.

Operating revenues for fiscal 2003 were as follows:

Fixed Voice Transmission Services

Operating revenues from fixed voice transmission services in fiscal 2003 decreased by 8.5% from the previous year to ¥3,330 billion, or 30.5% of total operating revenues.

Regional Communications Services Segment

In fiscal 2003, the number of fixed line telephone subscriptions decreased by 24,000 to 50,714,000 and ISDN subscriptions decreased by 1,022,000 to 10,128,000 (with each INS-Net 1500 subscription counted as 10 subscriptions). The number of fixed line telephone subscriptions continued to decrease, but the shift from ISDN to telephone subscriber lines increased due to the spread of high-speed Internet connections such as ADSL. Therefore, the decrease in fixed line telephone subscriptions slowed compared to fiscal 2002. The number of ISDN subscriptions decreased for the first time ever as there was an increasing shift to fixed line telephone subscriptions due to the spread of competing services such as FTTH and ADSL services.

The number of fixed line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2001	2002	2003
	(in thousands)
(NTT East)
Telephone subscriptions	25,735	25,084	25,139
ISDN subscriptions(1)	5,731	5,851	5,260
INS-Net 64	5,000	5,303	4,892
INS-Net 1500(1)	73	55	37

(NTT West)
Telephone subscriptions	26,354	25,654	25,575
ISDN subscriptions(1)	5,096	5,299	4,868
INS-Net 64	4,562	4,922	4,647
INS-Net 1500(1)	53	38	22

(1)	In terms of number of channels, transfer rate, and line use fee (monthly base fee), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. As such, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

MYLINE registration market share was as follows:

	As of March 31,
	2002	2003
Intra-city:
NTT East	70.9%	71.0%
NTT West	75.8%	75.2%
Intra-prefectural and inter-city:
NTT East	64.2%	63.7%
NTT West	68.7%	66.6%

Access charges for functions subject to calculation under the LRIC Methodology, which dominate usage of the public networks, declined from a level of ¥4.60 per three minutes for GC interconnections and ¥5.88 per three minutes for ZC interconnections in fiscal 2002 to a level of ¥4.50 per three minutes for GC interconnections and ¥4.78 per three minutes for ZC interconnections in fiscal 2003. Revenues from access charges in fiscal 2003 decreased drastically to ¥211 billion for NTT East and ¥177 billion for NTT West. Based on fiscal 2003 traffic, the reduction in revenues from this decrease in access charges totaled approximately ¥35 billion for each of NTT East and NTT West.

Long Distance Communications and International Services Segment

The long distance communications and international services market was affected by shrinkage of the inter-prefectural communications market and an increase in discount services in response to increasing competition, which resulted in a decrease in telephone subscriber lines, a loss of traffic to cellular phones and other services and a decrease in demand due to the sluggish Japanese economy.

Amid these developments, NTT Communications made efforts to strengthen competitiveness by providing new lower rate services that package together telephone with OCN (ADSL) service and telephone with cellular services. Such services include fixed rate services for corporate users and discount services for individual users. Despite these efforts market share declined.

The following table shows MYLINE registration market share:

	As of March 31,
	2002	2003
Inter-prefectural	57.3%	57.1%
International	53.4%	53.4%

Mobile Voice Transmission Services

Operating revenues from mobile voice transmission services in fiscal 2003 were ¥3,382 billion, an increase of 0.8% over the previous year, or 31.0% of total operating revenues.

Wireless Services Segment

The number of cellular subscriptions, including NTT DoCoMo Group FOMA subscriptions, was 43,861,000 as of March 31, 2003, an increase of 7.5% over the previous year.

The number of mobile communications subscriptions is as follows:

	As of March 31,
	2001	2002	2003
	(in thousands)
Cellular services	36,026	40,783	43,861
Cellular services (mova)	36,026	40,694	43,531
Cellular services (FOMA)	—	89	330
i-mode services	21,695	32,156	37,758
i-mode services (mova)	21,695	32,075	37,456
i-mode services (FOMA)	—	81	303

Market share	59.1%	59.0%	58.0%

In the wireless services segment, an increase in revenues derived from the increase in cellular, i-mode and FOMA subscriptions offset a decrease in aggregate average revenue per user and a decrease in Quickcast revenues. Average revenue per user for voice services has declined over the past several years, primarily due to reduction in cellular phone rates, an increase in subscriptions for discount plans, an increase in low-use subscribers, an increase in subscribers who use i-mode email instead of voice calls, and a reduction in subscriber usage due to sluggish spending by Japanese consumers during the economic downturn.

Some revenues from mova and FOMA are recorded in data transmission services revenues.

Regarding trends in monthly usage per subscription, see “Item 4—Principal Business Activities—Mobile Voice Transmission Services.”

Data Transmission Services

Operating revenues from data transmission services in fiscal 2003 increased by 21.6% over the previous year to ¥1,263 billion, or 11.6% of total operating revenues.

Regional Communications Services Segment

The regional communications services segment expanded with ADSL services playing the leading role in broadband’s rapid advance.

NTT Group strengthened its competitiveness by aiming at still higher speeds with the introduction of a 12 Mbps option for its “FLET’S ADSL” services and by reducing rates. In addition, NTT Group introduced services utilizing regional IP networks that enable a variety of voice and video communications for customers using FLET’S services, and also introduced services using wireless LAN technology that enable connection to the Internet from outside the home just as if one were at home. To respond to the ever more diverse wishes of customers accompanying the rapid growth of broadband, regional IP networks (inter-prefectural connection within the regions where NTT East and NTT West offer services) were broadened, and efforts were made to improve the convenience of the various FLET’S services.

The following table shows fixed rate IP services subscriptions:

	As of March 31,
	2001	2002	2003
	(in thousands)
(NTT East)
FLET’S ISDN	360	653	651
FLET’S ADSL	17	513	1,430
B-FLET’S	—	12	111

(NTT West)
FLET’S ISDN	360	651	621
FLET’S ADSL	10	454	1,127
B-FLET’S	—	6	88

The total market share of “FLET’S ADSL” for both NTT East and NTT West was 36.4% as of the end of March 2003, a decline of 4.3% from the previous year.

Some revenues from “FLET’S ADSL” and “B-FLET’S” have been recorded in leased circuit services revenues.

Long Distance Communications and International Services Segment

In the long distance communications and international services segment, the number of subscriptions to frame relay continued to decrease; however, the shift to IP services such as low-cost IP-VPN progressed.

With respect to OCN, NTT Communications made efforts to secure stable earnings and market share by strengthening price competitiveness and providing services that meet the diversifying needs of users using broadband services.

Against the backdrop of a market shift to broadband and outsourcing, there was a further move away from frame relay to the lower-priced, new-type Wide Area Network (“WAN”) market, including such services as IP-VPN, wide area Ethernet and Internet VPN. An increasing number of subscribers cancelled frame relay services and the market contracted.

The following table shows the number of subscriptions to data transmission services in the long distance communications and international services segment:

	As of March 31,
	2001	2002	2003
	(in thousands)
Packet exchange services	790	820	836
Frame relay/cell relay services	95	94	78
Facsimile communications network	1,351	1,345	1,419
OCN	2,302	3,039	3,504
IP-VPN	8	39	64

Wireless Services Segment

Data transmission services in the wireless segment are described in the section entitled “Mobile Voice Transmission Services.”

Leased Circuit Services

Operating revenues from leased circuit services in fiscal 2003 fell by 7.5% from the previous year to ¥485 billion, or 4.4% of total operating revenues.

Regional Communications Services Segment

For fiscal 2003, there was strong user demand for high-quality, highly-reliable leased circuit services in the regional communications services segment. However, overall, the shift in demand towards low-priced data transmission services continued. While demand had already been softening for conventional leased circuit services, high-speed digital transmission services and ATM leased circuit services, which up to fiscal 2002 had enjoyed net growth, also suffered net losses.

With regard to conventional leased circuits, the trend of net decline in the number of leased circuit subscriptions continued due to demand shift to other services resulting from the increasing availability of high-speed, digital user networks. The number of leased circuit subscriptions decreased by 73,000 in fiscal 2003.

High-speed digital transmission services and ATM Mega Link services continued to have net gains through fiscal 2002. In fiscal 2003, however, these services suffered net losses, through the demand shift to data transmission services that had higher speeds and were lower priced, such as “Mega Data Netz,” offered by NTT East and NTT West, and “Metro Ether,” offered by NTT East, and “Urban Ether,” offered by NTT West, as well as to lower-priced access methods, such as xDSL. As a result, in fiscal 2003, high-speed digital transmission services suffered a net loss of 33,000 subscriptions, and ATM Mega Link services suffered a net loss of 1,563 subscriptions.

The following table shows the number of leased circuit subscriptions in the regional communications services segment:

	As of March 31,
	2001	2002	2003
	(in thousands)
(NTT East)
Conventional circuits	386	342	301
High-speed digital circuits	287	310	291
ATM circuits	8	11	10

(NTT West)
Conventional circuits	344	306	275
High-speed digital circuits	238	261	247
ATM circuits	5	8	7

Long Distance Communications and International Services Segment

In the long distance communications and international services segment, a transition was seen away from conventional leased circuit services and high-speed digital transmission services to low-priced leased circuit services that offered transfer speeds in the hundreds of megabits or in the gigabit class. Meanwhile, the transition to a lower-priced, new-type WAN market, with such services as IP-VPN, wide area Ethernet and Internet VPN, continued to unfold, leading to an overall increase in cancellation of leased circuit services.

The following table shows the number of subscriptions for leased circuit services in the long distance communications and international services segment:

	As of March 31,
	2001	2002	2003
	(in thousands)
Conventional circuits	27	21	17
High-speed digital circuits	47	48	42
ATM circuits	3	5	4

Telecommunications Equipment Sales

In fiscal 2003, operating revenues from telecommunications equipment sales fell by 12.7% from the previous year to ¥616 billion, or 5.6% of total operating revenues.

Regional Communications Services Segment

In the regional communications services segment, telecommunications equipment sales faced difficult market conditions due mainly to the effects of the sluggish economy and lower sales prices resulting from increased competition in the market.

Long Distance Communications and International Services Segment

Just as in the regional communications services segment, market conditions were harsh in the long distance communications and international services segment due to the sluggish economy and strong price competition.

Wireless Services Segment

Telecommunications equipment sales in the wireless services segment decreased by 9.4% from the previous year to ¥458 billon.

Systems Integration

Operating revenues from systems integration in fiscal 2003 fell by 8.9% compared with the previous year to ¥845 billion, or 7.7% of total operating revenues.

Data Communications Services Segment

Although systems integration revenues in the regional communications services segment and the long distance communications and international services segment fell due to the weak economy, in the data communications services segment, revenues increased as a result of the provision of systems to corporate clients in fields such as telecommunications, and as a result of our active efforts to pursue business in the electronic national and local government fields and in developing a new financial infrastructure.

Other Services

Operating revenues from other services in fiscal 2003 increased by 20.1% over the previous year to ¥1,002 billion, or 9.2% of total operating revenues. NTT Group’s other services revenues principally comprise operating revenues from such activities as building-maintenance, real-estate rental, systems development, leasing, and research and development.

Segment Information

NTT Group has five operating segments: regional communications services, long distance communications and international services, wireless services, data communications services and other services.

The regional communications services segment comprises mainly fixed voice transmission services, data transmission services, leased circuit services, telecommunications equipment sales and other services.

The long distance communications and international services segment comprises mainly fixed voice transmission services, data transmission services, leased circuit services, telecommunications equipment sales and other services.

The wireless services segment comprises mainly mobile voice transmission services, data transmission services, telecommunications equipment sales and other services.

The data communications services segment comprises systems integration services.

The other services segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

In fiscal 2003, NTT–ME Corporation, NTT Directory Services Co., and 10 other NTT Group companies have been reclassified from the other services segment to the regional communications services segment. Verio and 11 other companies have been reclassified from the other services segment to the long distance communications and international services segment.

Overviews for each segment are as follows:

Fiscal 2004 compared with fiscal 2003

Regional Communications Services Segment

Operating revenues in the regional communications services segment in fiscal 2004 decreased by 2.2% from the previous year to ¥4,736 billion. Operating revenues declined due to reduced revenues from fixed voice transmission services and leased circuit services resulting from the shift to mobile communications services and IP-related services and increased competition in the Tokyo Metropolitan area, which were partly offset by increased revenues associated with growth in IP-related services such as “FLET’S ADSL,” the positive effect of “B-FLET’S” and the favorable impact of the revision of interconnection charges and the introduction of the adjustment system for interconnection charges.

Meanwhile, operating expenses in fiscal 2004 fell by 4.0% from the previous year to ¥4,487 billion. This was the result of a broad and sustained effort to reduce overall expenses, including by restraining post-reorganization investment levels to reduce depreciation and other capital costs. The reduction in operating expenses was also the result of the favorable effects of cost reduction resulting from structural reforms for an entire year (as compared to eleven months in the case of fiscal 2003).

Accordingly, operating income for fiscal 2004 increased by 46.6% over the previous year to ¥248 billion.

Long Distance Communications and International Services Segment

Operating revenues for fiscal 2004 fell by 3.5% to ¥1,190 billion. Data transmission revenues continued to show high growth due to the spread of IP-VPN, wide-area LAN, OCN and other IP-related services, and systems integration revenues returned to growth in fiscal 2004 following a decline in fiscal 2003. Meanwhile, revenues from voice transmission services decreased, as the market contracted and revenues from leased circuit, frame relay and other traditional network services fell significantly due to network consolidation by corporations and migration to IP-related services that provide broadband communications at a lower cost.

Meanwhile, operating expenses fell by 7.2% from the previous year to ¥1,099 billion. While expenses increased for expansion in new growth areas, efforts were made to rationalize costs through more systematic management of expenditures along the entire process from development, procurement and facility construction to sales and maintenance. In fiscal 2003, temporary amortization costs of ¥37 billion were recorded for Verio’s goodwill and other intangible assets.

Accordingly, operating income for fiscal 2004 increased by 83.5% over the previous year to ¥91 billion.

Wireless Services Segment

Operating revenues increased by 5.0% in fiscal 2004 over the previous year to ¥5,048 billion due mainly to continued efforts to promote migration from mova to FOMA and to an increase in revenues from non-voice data communications services which more than offset a decrease in revenues from mova voice traffic.

Meanwhile, operating expenses in fiscal 2004 increased by 5.1% over the previous year to ¥3,945 billion. This increase was due largely to an increase in the cost of handsets sold attributable to an increase in handset sales, which was partially offset by a decrease in mova-related depreciation costs associated with a shift in investment from mova to FOMA.

Accordingly, operating income for fiscal 2004 increased by 4.4% over the previous year to ¥1,103 billion.

Data Communications Services Segment

For fiscal 2004, operating revenues decreased by 0.7% in fiscal 2004 over the previous year to ¥826 billion. In fiscal 2004, NTT Group made efforts to secure orders for new systems, such as the cross-ministry electronic application system. In addition, NTT Group made efforts in the promotion of new businesses, including its “IT Partner Businesses,” under which new IT-centered businesses are developed through business affiliations and joint investments with corporate clients.

Operating expenses for fiscal 2004 increased by 1.9% over the previous year to ¥788 billion. This resulted from increased costs associated with expansion into new fields.

Accordingly, operating income for fiscal 2004 decreased by 34.8% over the previous year to ¥38 billion.

Other Services Segment

NTT Group continued to actively promote its various categories of services in the other services segment, which include engineering services, real estate services, systems integration and information processing services, financial services, research and development in leading-edge technologies, and shared operation.

Despite these efforts, operating revenues for fiscal 2004 fell by ¥73 billion from the previous year to ¥1,245 billion. However, operating income rose by ¥28 billion over the previous year to ¥29 billion.

Fiscal 2003 compared with fiscal 2002

Regional Communications Services Segment

Operating revenues in the regional communications services segment decreased by 5.1% from the previous year to ¥4,843 billion. Growth in IP-related services such as “FLET’S ADSL” and “B-FLET’S” could not offset (1) reduced revenues from fixed communications services due to the shift to mobile communications, increased competition for local and other services and reduction in interconnection charges, (2) reduced revenues from leased circuits due to the shift to IP and increased competition in the Tokyo Metropolitan area, and (3) reduced revenues from systems integration, such as communications systems for corporate clients, due to the sluggish economy.

Operating expenses fell ¥1,124 billion in fiscal 2003 from the previous year to ¥4,673 billion due to a broad effort to reduce overall expenses, including personnel, non-personnel and facility-related expenses through structural reforms and restrained and more efficient capital investment. In fiscal 2002, retirement and pension-related expenses of ¥556 billion were recorded because of structural reforms and special retirement bonuses paid to employees choosing voluntary retirement.

Accordingly, operating income for fiscal 2003 increased ¥861 billion over the previous year to ¥169 billion.

Long Distance Communications and International Services Segment

Operating revenues for fiscal 2003 fell by 7.4% from the previous year to ¥1,233 billion. While OCN subscriptions increased to 3,500,000 and IP-VPN, data centers and other services for corporate users and new IP-related services expanded, this could not offset (1) reduced revenues from business communications systems integration due to the weak economy, (2) reduced revenues from leased and digital data exchange (DDX) packet services due to service migration, and (3) continuing reduction in revenues from telephone and other voice transmission services due to competition from mobile and other competing services and the penetration of discount services.

Meanwhile, operating expenses fell ¥444 billion from the previous year to ¥1,184 billion in spite of the ¥37 billion which was recorded in temporary amortization costs relating to Verio goodwill and other intangible assets. This reduction in operating expenses was achieved because of a reduction in facility-related costs resulting from facility sharing, reduction or elimination of old facilities and reduction in operations-related costs through streamlining and wage adjustments. In fiscal 2002, write-down of ¥232 billion was recorded for goodwill and intangible assets in relation to the review of the Verio business plan.

Accordingly, operating income for fiscal 2003 in the long distance communications and international services segment increased by ¥346 billion over the previous year to ¥49 billion.

Wireless Services Segment

Operating revenues in fiscal 2003 increased by 3.2% over the previous year to ¥4,809 billion. While growth in revenues from cellular phones was sluggish, use of i-mode for data communications remained strong.

Operating expenses in fiscal 2003 increased by 2.9% over the previous year to ¥3,752 billion due mainly to an increase in the depreciation cost of FOMA services-related equipment (software, machinery and equipment).

Accordingly, operating income in fiscal 2003 increased by 4.2% over the previous year to ¥1,057 billion.

Data Communications Services Segment

For fiscal 2003, operating revenues increased by 3.8% over the previous year to ¥832 billion. This resulted from NTT’s providing systems to corporate clients in fields such as telecommunications, active efforts to pursue business in the electronic national and local government fields and in developing a new financial infrastructure.

Operating expenses for fiscal 2003 increased by 3.4% over the previous year to ¥773 billion. This resulted from amortization costs for large-scale systems, despite efforts to manage sales costs and general administrative costs more efficiently and ongoing efforts to strengthen competitiveness through cost reductions.

Accordingly, operating income for fiscal 2003 increased by 9.3% over the previous year to ¥59 billion.

Other Services Segment

NTT Group continued to actively promote its various categories of services in the other services segment, which include engineering services, real estate services, systems integration and information processing services, financial services, research and development in leading-edge technologies, and shared operation.

As a result of these efforts, operating revenues for fiscal 2003 increased by ¥294 billion from the previous year to ¥1,317 billion and operating income rose by ¥50 billion over the previous year to ¥1 billion.

Liquidity and Capital Resources

Fiscal 2004 compared with fiscal 2003

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in fiscal 2004 amounted to ¥3,481 billion, an increase of ¥1,042 billion compared with ¥2,439 billion in fiscal 2003. This reflects an increase in net income, due to such factors as increased operating income of ¥411 billion over fiscal 2003 and a decrease in liability for employees’ severance payments, net of deferred pension costs, associated with the structural reform of NTT East and NTT West of ¥94 billion in fiscal 2004, as compared with a decrease of ¥1,193 billion in fiscal 2003.

NTT Group mainly used cash provided by operating activities to acquire property, plant and equipment, repay interest-bearing debt, and to pay dividends.

Net cash used in investing activities in fiscal 2004 amounted to ¥2,137 billion, an increase of ¥150 billion compared with ¥1,987 billion in fiscal 2003. This was due to an increase in payments for property, plant and equipment, such as investments in the regional operating companies’ optical fiber networks, and 3G (FOMA) network-related investments in mobile communications services. Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid during fiscal 2004 were ¥2,209 billion, an increase of ¥166 billion compared with ¥2,044 billion in fiscal 2003. Where appropriate, NTT Group continued to invest in existing equipment, such as facilities for fixed line telephone networks and services related to the 2G (mova) network, in order to maintain the quality of conventional services. In addition, further efforts were made to convert access networks to optical fiber and to expand broadband services including FOMA. On a fiscal 2004 accrual basis, capital investments amounted to ¥2,014 billion, of which ¥900 billion was invested by the three companies, NTT East, NTT West and NTT Communications, and ¥805 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in fiscal 2004 amounted to ¥1,223 billion, an increase of ¥768 billion compared with net cash provided by financing activities of ¥454 billion in fiscal 2003. The increase of cash used in financing activities was primarily due to the increase in payments for settlement of long-term interest-bearing debt, and the acquisition of subsidiary stocks from minority shareholders and NTT’s own Shares. The total amount of capital raised in fiscal 2004 from the issuance of long-term debt was ¥478 billion, a decrease of approximately ¥587 billion compared with fiscal 2003. This amount included corporate bond offerings denominated in yen. There was also a net decrease in short-term borrowings and other of ¥171 billion in fiscal 2004. For a further description of NTT Group’s interest-bearing debt, see Note 10 to the Consolidated Financial Statements.

The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders’ equity stood at 92.6% on March 31, 2004 compared with 118.7% at the previous fiscal year-end.

NTT Group believes available cash from operating activities, future borrowings NTT Group will make from banks and other financial institutions, or future offerings of equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. NTT Group expects ¥2 trillion on an accrual basis in investments for fiscal 2005, with expansions and enhancements to IP-based services such as FLET’S and mobile communications services such as 3G (FOMA) networks, and more efficient use of existing infrastructure for services such as 2G (mova) networks. This is expected to include a total of approximately ¥900 billion in investments by the three companies, NTT East, NTT West and NTT Communications, and approximately ¥800 billion in investments by NTT DoCoMo Group.

The actual amount of capital investments may vary from expected levels, since capital investment may be influenced by trends in demand, competitive environment, and other factors, but NTT Group expects to be able to cover its expenditures through cash and cash equivalents obtained through operating activities. Thus, NTT Group expects that its amount of interest-bearing debt will be reduced. The actual amount of NTT Group’s financing requirements will depend on its future performance, market conditions, and other factors, many of which are beyond NTT Group’s control and therefore cannot be predicted with certainty.

Liquidity

As of March 31, 2004, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,431 billion compared with ¥1,313 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2004:

Contractual Obligations		Payments Due by Period
	(millions of yen)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term obligations(1)
Bonds	¥3,079,457	¥271,728	¥750,906	¥840,333	¥1,216,490
Bank loans	2,554,109	605,720	818,121	506,313	623,955
Capital lease obligations(2)	781,689	34,388	66,328	47,087	633,886
Operating leases	36,002	3,203	6,218	6,196	20,385
Purchase obligations(3)	348,126	316,374	24,929	3,757	3,066
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	¥6,799,383	¥1,231,413	¥1,666,502	¥1,403,686	¥2,497,782

(1)	See Note 10 to the consolidated financial statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plants and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥136,432 million to its pension plans in fiscal 2005 (see Note 11 to the consolidated financial statements).

As of March 31, 2004, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥280 billion, principally reflecting capital investments for fiscal 2004. NTT Group expects to fund such commitments with cash provided by operating activities.

Fiscal 2003 compared with fiscal 2002

Financing and Capital Resources and Applications

In May 2002, structural reforms were carried out whereby approximately 60,000 employees of NTT East and NTT West retired from those companies to then be rehired by outsourcing companies at wage levels consistent with those of the specific localities and businesses. Accordingly, NTT Group recognized structural reform expenses associated with the operational reforms at NTT East and NTT West in fiscal 2002, and these accrued liabilities were written off in fiscal 2003. For further information, refer to “Factors Affecting the Company’s Financial Condition and Operating Results—Structural Reform.”

As a result, net income in fiscal 2003 increased by ¥1,068 billion compared with fiscal 2002, mainly because of the increase in operating income. On the other hand, while most of the structural reform expenses recognized in fiscal 2002 were non-cash expenses such as liability for employees’ severance payments, net of deferred pension costs, cash was disbursed in fiscal 2003, which resulted in offsetting the increase in operating revenues. Consequently the net cash provided by operating activities in fiscal 2003 amounted to ¥2,439 billion, an increase of only ¥125 billion compared with ¥2,313 billion in fiscal 2002.

NTT Group mainly used cash provided by operating activities to acquire property, plant and equipment, repay interest-bearing debt, and to pay dividends.

Net cash used in investing activities in fiscal 2003 amounted to ¥1,987 billion a decrease of ¥389 billion compared with ¥2,376 billion in fiscal 2002. This was due to a decrease in payments for property, plant and equipment, and a decrease in payments for purchase of investments, as investments in the regional operating companies’ landline telephone networks were restrained, capital investments for the expansion of the mobile communications 2G (mova) networks were reduced, and investments in the 3G (FOMA) network were reduced due to efforts to improve network efficiency. Capital investments for property, plant and equipment and intangible and other assets computed on a cash basis paid during fiscal 2003 were ¥2,044 billion, a decrease of ¥257 billion compared with ¥2,301 billion in fiscal 2002. NTT Group mainly invested its capital to expand broadband services including IP services such as ADSL and related services, and 3G (FOMA) networks. In addition, where appropriate, NTT Group continued to invest in fixed line telephone networks and services related to the 2G (mova) network in order to maintain the quality of services. On a fiscal 2003 accrual basis, capital investments amounted to ¥1,978 billion, of which ¥801 billion was invested by the three companies, NTT East, NTT West and NTT Communications, and ¥854 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in fiscal 2003 amounted to ¥454 billion, an increase of ¥912 billion compared with net cash provided by financing activities of ¥457 billion in fiscal 2002. The increase of cash used in financing activities was primarily due to the increase in payments for settlement of long-term debt and short-term borrowings, and the acquisition of subsidiary stocks from minority shareholders and NTT’s own Shares. The total amount of capital raised in fiscal 2003 from issuance of long-term debt was ¥1,065 billion, a decrease of approximately ¥686 billion compared with fiscal 2002. This amount included corporate bond offerings denominated in both yen and U.S. dollars. There was also a net decrease in short-term borrowings and other of ¥241 billion in fiscal 2003. For a further description of NTT Group’s interest-bearing debt, see Note 10 to the Consolidated Financial Statements.

The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders’ equity stood at 118.7% on March 31, 2003 compared with 116.0% at the previous fiscal year-end.

Liquidity

As of March 31, 2003, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,313 billion compared with ¥1,319 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Off-Balance Sheet Arrangements

As of March 31, 2004, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥31 billion. The principal component of this total was a ¥21 billion guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate.

In accordance with FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities,” NTT Group recognized an entity with assets totaling approximately ¥49 billion, established for the purpose of carrying out a project to develop real estate for rental, as an unconsolidated variable interest entity in which NTT Group holds significant variable interest. NTT Group annually evaluates its preferential interest in this variable interest entity of ¥9 billion, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the entity’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥16 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2002, March 31, 2003 and March 31, 2004, were, respectively, ¥391 billion, ¥396 billion, and ¥355 billion.

The following table shows an outline of research and development costs by segment for fiscal 2004:

	Year ended March 2004
	(in millions of yen)	(in millions of dollars)
Regional Communications Services(1)	¥168,921	$1,609
Long Distance Communications and International Services(2)	32,537	310
Wireless Services(3)	124,514	1,186
Data Communications Services(4)	15,350	146
Other Services(5)	160,408	1,527

Sub-total	501,730	4,778
Internal Transactions	146,868	1,398

Total	¥354,862	$3,380

(1)	Research and development for development of broadband services, increased access services to meet diversifying user needs, high value-added services and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms and others.
(3)	Research and development for expanded FOMA services, research and development for providing more advanced diversified services, basic research for development of future mobile communications services and others.
(4)	Research and development for the three priority fields of new business promotion, strengthening competitiveness in systems integration, basic technology development for the future and others.
(5)	Research and development for shared technology for achieving telecommunications systems and new services, research and development relating to new principles, new parts and new materials that will bring about innovations in network services and others.

Future Prospects

In the field of information technology and telecommunications, it is expected that there will continue to be new participants using a variety of different business models, and that relaxation of regulations governing articles of agreements will contribute to increasingly intense competition.

Under these circumstances, NTT Group is taking a leading role in the development of high quality, interactive video communications services, and new value-added broadband portal services with high functionality. NTT Group will continue to pursue growth in sales of fiber-optic access services by bolstering its sales organization and expanding related services, and also will focus on further popularizing its FOMA service by introducing a fixed-rate packet charge for i-mode use and further enhancing handset functionality. Elsewhere, NTT Group will continue to promote structural reforms and will continue to refine its business and financial structure by focusing on efforts to further improve management efficiency and expand its businesses.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 11 members, of whom 9 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s annual meeting, the most recent of which was held on June 29, 2004.

On June 29, 2004, the registrant held an ordinary general meeting of shareholders. At the meeting, shareholders approved appropriation of unappropriated retained earnings for the fiscal year ended March 31, 2004, a Share repurchase, a partial modification to NTT’s Articles of Incorporation, the election of eleven directors and a corporate auditor, and the payment of certain retirement benefits for retiring directors and a corporate auditor.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2004:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Representative Directors

Norio Wada	President	Chief Executive Officer	Aug. 16, 1940	June 2006	32.24	June 1992
Toyohiko Takabe	Senior Executive Vice President	In charge of business strategy and Chief Financial Officer	Jan. 9, 1947	June 2006	24.08	June 1999
Ryuji Yamada	Senior Executive Vice President	In charge of technical strategy and resonant promotion and Director of Nippon Venture Capital Co., Ltd. and Advanced Telecommunication Research Institute International	May 5, 1948	June 2006	11.02	June 2004

Directors

Yuji Inoue	Senior Vice President	In charge of Intellectual Property and Director of Department III	Oct. 19, 1948	June 2006	7.04	June 2002
Shin Hashimoto	Senior Vice President	Director of Department II, NIPPON INFORMATION AND COMMUNICATION CORPORATION, NTT COMWARE CORPORATION and NTT Resonant Inc.	Sep. 6, 1949	June 2006	10.02	June 2002
Masaki Mitsumura	Senior Vice President	Director of Department V, NTT Urban Development Co. and NTT East	Nov. 4, 1949	June 2006	12.06	June 2002
Hiroo Unoura	Senior Vice President	Director of Department I, Infocom Research Inc. and NTT West and Corporate Auditor of NTT Resonant Inc.	Jan. 13, 1949	June 2006	11.00	June 2002
Ken Yagi	Senior Vice President	Director of Department IV and President of NTT Capital (U.K.) Limited	Aug. 17, 1950	June 2006	5.00	June 2004
Haruki Matsuno	Chief Executive Counselor, Member of the Board	—	Jan. 24, 1937	June 2006	24.00	June 2000
Takashi Imai	Director	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation	Dec. 23, 1929	June 2006	4.02	July 1999
Yotaro Kobayashi	Director	Chairman and Director of Fuji Xerox Co., Ltd.	Apr. 25, 1933	June 2006	0.00	July 1999

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Corporate Auditors

Takao Nakajima(2)	Full-time Corporate Auditor	—	July 7, 1938	June 2007	15.00	June 2000
Yoshio Miwa	Full-time Corporate Auditor	—	Feb. 11,1940	June 2007	12.00	June 2003
Masamichi Tanabe	Full-time Corporate Auditor	—	July 29, 1940	June 2008	9.12	June 2004
Masao Iseki	Corporate Auditor	—	Sep. 24, 1938	June 2007	16.00	June 2001
Yasuchika Negoro(2)	Corporate Auditor	Lawyer	July 31, 1932	June 2007	11.00	June 2003

Presidents of Principal Subsidiaries

Satoshi Miura	President, NTT East	—	Apr. 3, 1944	June 2006	18.20	June 2002
Shunzo Morishita	President, NTT West	—	Apr. 8, 1945	June 2006	17.14	June 2002
Masanobu Suzuki	President, NTT Communications	Director of Verio Inc.	Oct. 13, 1941	June 2006	24.18	June 1999
Masao Nakamura	President, NTT DoCoMo	—	Nov. 11, 1944	June 2006	3.02	June 1998
Tomokazu Hamaguchi	President, NTT DATA	—	Apr. 20, 1944	June 2005	0.00	June 2003

(1)	NTT Shares owned as of June 30, 2004.
(2)	Outside Corporate Auditor.

Norio Wada joined NTT in April 1964. He became a Senior Vice President and General Manager of the Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters of NTT. In July 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1997, he became an Executive Vice President and Senior Executive Manager of the Affiliated Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters and Executive Manager of the NTT Holdings Organizational Office. In January 1999, he became an Executive Vice President and Senior Executive Manager of the NTT Holdings Provisional Headquarters of NTT. In July 1999, he became a Senior Executive Vice President of NTT. In June 2002, he was elected the President of NTT.

Toyohiko Takabe joined NTT in July 1969. He became a Vice President and Senior Manager of the Multimedia Service Department of NTT in June 1996. In December 1996, he became a Vice President and Senior Manager of the Reorganization Preparing Office of NTT. In April 1997, he became a Vice President and Senior Manager of the Reorganization Planning Office of NTT. In June 1998, he became a Vice President and Executive Manager of the Coordination and Liaison Department of NTT. In January 1999, he became a Vice President and Executive Manager of the Reorganization Office and Executive Manager of Department V of the NTT Holdings Provisional Headquarters. In July 1999, he became a Senior Vice President and Director of Department V of NTT. In June 2002, he was elected a Senior Executive Vice President of NTT.

Ryuji Yamada joined NTT in April 1973. He became a Senior Manager of the Reorganization Planning Office of NTT in April 1997. In June 1998, he became a Senior Manager of the NTT West Provisional Headquarters of NTT. In January 1999, he became an Executive Manager of the Plant Planning Department of the NTT West Provisional Headquarters of NTT. In July 1999, he became an Executive Manager of the Plant Planning Department of NTT West. In July 2000, he became a Vice President and Executive Manager of the Plant Planning Department of NTT West. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT West. In June 2002, he became an Executive Vice President and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West. In June 2004, he was elected a Senior Executive Vice President of NTT.

Yuji Inoue joined NTT in April 1973. He became a Senior Vice President of NTT DATA in January 2001. In June 2001, he became a Senior Vice President and Senior Executive Manager of the Development Headquarters of NTT DATA. He became a Senior Vice President and Senior Executive Manager of the Technical Development Headquarters of NTT DATA in April 2002. In June 2002, he was elected a Senior Vice President and Director of Department III of NTT.

Shin Hashimoto joined NTT in April 1973. He became an Executive Manager of the Plant Planning Department of the NTT East Provisional Headquarters of NTT in January 1999. He became an Executive Manager of the Plant Planning Department of NTT East in July 1999. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department II of NTT.

Masaki Mitsumura joined NTT in April 1972. He became an Executive Manager of the Personnel Department, General Manager of the Payroll Operations Center and General Manager of the Medical and Health Administration Center of NTT East in July 1999. He became a Vice President, Executive Manager of the Personnel Department, Executive Manager of General Affairs Department, General Manager of the Payroll Operations Center and General Manager of the Medical and Health Administration Center of NTT East in July 2001. In May 2002, he became a Vice President, Executive Manager of the Personnel Department, Executive Manager of the General Affairs Department and General Manager of the Medical and Health Administration Center of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department V of NTT.

Hiroo Unoura joined NTT in April 1973. He became a Senior Manager of Department V of the NTT Holdings Provisional Headquarters of NTT in January 1999. In July 1999, he became a Senior Manager of Department V of NTT. He then became a Deputy General Manager of the Tokyo Branch of NTT East in September 2000. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT.

Ken Yagi joined the MOF in April 1960. In June 1998, he became a Commissioner at the Minister’s Secretariat of the MOF. In July 2001, he became a Vice President of the International Monetary Fund as a dispatched official from the MOF. In June 2004, he joined NTT and became a Senior Vice President and Director of Department IV of NTT.

Haruki Matsuno joined the MPT in April 1960. He became a Vice-Minister of the MPT in July 1994. In July 1996, he became the Chairman of the Japan Computer Communications Association. In August 1997, he became the Chairman of the Postal Savings Promotion Society. In June 2000, he joined NTT and became a Senior Executive Vice President of NTT. In June 2004, he was elected a Chief Executive Counselor, Member of the Board of NTT.

Takashi Imai joined Fuji Steel Corporation in April 1952. In April 1998, he became the Chairman of Nippon Steel Corporation. In April 2003, he became a Senior Vice President and the Chairman Emeritus and Executive Counselor of Nippon Steel Corporation. Since June 2003, he has been the Chairman Emeritus and Executive Counselor of Nippon Steel Corporation. He joined NTT as a Director in July 1999.

Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. In January 1992, he became the Chairman and Representative Director of Fuji Xerox Co., Ltd. He joined NTT as a Director in July 1999. Since June 2004, he has been the Chairman and Director of Fuji Xerox Co., Ltd.

Takao Nakajima joined the Board of Audit in April 1963. He became the Secretary General of the Board of Audit in June 1996, and an Adviser to the Board of Audit and an Adviser to Kitano-gumi Corporation in June 1998. In June 2000, he was elected a full-time Corporate Auditor of NTT.

Yoshio Miwa joined NTT in April 1963. He became a Vice President and General Manager of the Kanagawa Telecommunications Service Region of NTT in June 1990 and a Vice President of the Integrated

Communications System Headquarters of NTT in July 1991. In June 1992, he became a Senior Vice President and Senior Executive Manager of the Telecommunications Service Development Headquarters, and he became a Senior Vice President and Executive Manager of the Telecommunications Service Development Headquarters of NTT in July 1993. In June 1994, he became a Senior Vice President and Senior Executive Manager of the Network Service Department, and he became the President and Representative Director of NTT Teleca Corporation in June 1995. In June 2000, he became a Senior Executive Vice President and Representative Director of JSAT Corporation, and he became a Representative Senior Vice President and CAO of JSAT Corporation in June 2002. In June 2003, he was elected a full-time Corporate Auditor of NTT.

Masamichi Tanabe joined NTT in April 1964. He became a Vice President and Senior Executive Manager of the Packet Network Service Headquarters of NTT in July 1992. In February 1994, he became a Vice President and Deputy Executive Manager of the Multimedia Planning and Promotion Office of NTT. In June 1994, he became a Senior Vice President and Deputy Executive Manager of the Multimedia Planning and Promotion Office of NTT. In July 1995, he became a Senior Vice President and Executive Manager of the Multimedia Service Department of NTT. In December 1996, he became a Senior Vice President and General Manager of the OCN Division of NTT. In June 1997, he became a Senior Executive Vice President of NTT Learning Systems Corporation. In June 1998, he became the President of NTT Learning Systems Corporation. In June 2002, he became the President of NTT Advertising, Inc. In June 2004, he was elected a full-time Corporate Auditor of NTT.

Masao Iseki joined NTT in April 1961. He became a Vice President and Senior Manager of the Affiliated Companies Headquarters of NTT in June 1988 and a Vice President and Deputy Senior Executive Manager of the Research and Development Headquarters of NTT in April 1989. He then became a Vice President and Deputy Senior Executive Manager of the Telecommunications Business Support Headquarters of NTT in July 1990. In February 1991, he became a Vice President and Executive Manager of the Telecommunications Service Department of NTT, and in June 1991, he became a Senior Vice President and Executive Manager of the Telecommunications Service Department of NTT. He became a Senior Vice President and Executive Manager of the Service Management Department of NTT in July 1993. He became the President of NTT Telemarketing, Inc. (now NTT Solco Corporation) in June 1994. In June 2001, he was elected a full-time Corporate Auditor of NTT. In June 2004, he became a Corporate Auditor of NTT.

Yasuchika Negoro joined the Ministry of Justice in April 1958. He became a Vice-Minister of the Ministry of Justice in June 1990 and a Vice-Minister of the Tokyo High Public Prosecutors Office in December 1993. He became a registered lawyer of the Daiichi Tokyo Bar Association in September 1995. In August 1996, he became the Chairman of The Japan Fair Trade Commission. In August 2002, he reactivated his status as a registered lawyer of the Daiichi Tokyo Bar Association. In June 2003, he was elected a Corporate Auditor of NTT.

Compensation

Directors and corporate auditors are compensated in accordance with a compensation system that places emphasis on the interests of NTT’s shareholders as the principal stakeholders by linking compensation in part to NTT’s business performance. In accordance with customary Japanese business practices and subject to the approval of the shareholders at a general meeting of shareholders, NTT pays retirement bonuses to retiring/resigning directors and corporate auditors. Due in part to tax considerations, retirement bonuses are considered compensation for past service. Directors and corporate auditors do not receive any perquisites after leaving their positions.

In fiscal 2004, NTT paid aggregate compensation of ¥296 million to 12 directors (¥278 million to the ten internal directors and ¥18 million to the two independent directors). In addition, an aggregate amount of ¥30 million was paid to 15 directors as bonuses. No retirement bonuses were paid during fiscal 2004. NTT paid a total of ¥73 million during fiscal 2004 to six individuals who served as corporate auditors. Bonuses in the total amount of ¥7 million were also paid to four corporate auditors and a retirement bonus of ¥10 million was paid to one corporate auditor.

Board Practices

Board of Directors

NTT’s board of directors is currently composed of 11 members, two of whom are independent directors whose presence serves to strengthen the board’s ability to monitor the fairness of business operations.

NTT’s Articles of Incorporation provide that the board of directors shall have no more than 15 members. The board of directors nominates candidates for the board of directors, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a director expires at the conclusion of the general meeting of shareholders held to settle accounts for the fiscal year last ending within two years from the director’s appointment. Directors may be reappointed upon expiration of their term of office. By resolution, the board of directors may designate, from among its members, one president and one or more representative directors, who have authority to represent the Company generally in the conduct of its affairs. NTT’s board of directors may appoint one chairman and one or more senior executive vice presidents and executive vice presidents. Under the Commercial Code of Japan, directors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all shareholders.

The board of directors is responsible for decisions regarding important management issues and for supervising the directors’ execution of their duties. As a general rule, the board of directors meets once a month. Under the Commercial Code, board members are prohibited from engaging in any transaction in competition with any of NTT’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with NTT’s interests, unless the transaction is approved by a board resolution. No board member may vote on a proposal in which that board member is deemed to be materially interested. In addition, the Commercial Code requires a resolution of the board of directors for NTT to acquire or dispose of material assets, to borrow substantial amounts of money, to employ or discharge important employees such as general managers, and to establish, change or abolish material corporate organizations such as a branch office.

Board of directors’ resolutions are passed by a majority vote of directors present at a meeting attended by a majority of directors present and entitled to vote.

Board of Audit

NTT maintains a board of audit, which is composed of five members, referred to as corporate auditors, of whom two are independent corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of NTT’s business and operations and the condition of its assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of audit works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions.

NTT’s Articles of Incorporation provide that the number of corporate auditors on NTT’s board of audit shall be no more than five. NTT’s corporate auditors and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s corporate auditors are nominated by the board of directors with the consent of the board of audit and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all the shareholders. Under NTT’s Articles of Incorporation, the board of audit appoints one or more members who serve on a full-time basis. At least one of the corporate auditors must not have been a director, an executive officer, a general manager or other employee of NTT or any of its subsidiaries in the five years prior to appointment (from the completion of the annual general meeting to be held in June 2006, at least half of the corporate auditors will be required to be persons who have never been a director, executive officer, general manager or other employee of NTT or any of its subsidiaries or consolidated entities), and no corporate auditor can concurrently be a director, a general manager or other employee of NTT or any of its subsidiaries or consolidated entities or an executive officer of any of NTT’s subsidiaries or consolidated entities. In accordance with the Commercial Code of Japan and NTT’s Articles of Incorporation, the term of office of a corporate auditor expires at the conclusion of the general meeting of shareholders held to settle accounts for the fiscal year last ending within four years from the corporate auditor’s appointment. Corporate auditors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all shareholders. Corporate auditors may state their opinions at a general meeting of shareholders in relation to the removal of a corporate auditor.

Corporate auditors are obligated to audit the execution by the directors of their duties and carry out an accounting audit. Corporate auditors must also examine the agenda and related documents to be submitted by the board of directors to a general meeting of shareholders, and report their opinion at the general meeting of shareholders in respect of any violations of relevant laws or NTT’s Articles of Incorporation or other improprieties. Corporate auditors are required to attend and, where appropriate, state their opinions at meetings of the board of directors, and, if the corporate auditors become aware of any violations by the directors of relevant laws or NTT’s Articles of Incorporation that could result in significant harm to NTT, the corporate auditors have the right to demand that the directors discontinue the violation.

Under the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits (Law No. 149 of 2002, the “Commercial Code Special Provisions Law”), “large companies” (such as NTT) are required to maintain a board of audit comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of audit has a statutory duty to prepare and submit to the board of directors its report on matters set forth in the independent auditor’s audit report, and send a certified copy of the same to the independent auditor. A corporate auditor may note an opinion in the board of audit’s report if the corporate auditor’s opinion is different from the opinions of the board of audit expressed in the report. Under the Commercial Code Special Provisions Law, the board of audit of a large company may, by resolution of the board of audit, establish audit principles, the procedures for the board of audit’s examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

Effective no later than July 31, 2005, Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) will, in principle, require each non-U.S. company whose securities are listed on the NYSE to maintain an audit committee composed solely of independent directors. However, if a non-U.S. company with a board of audit meets the requirements of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, the independent audit committee requirement will not apply. Additionally, effective no later than July 31, 2005, Rule 10A-3 under the Exchange Act will require that the board of audit of any listed issuer relying on paragraph (c)(3) be directly responsible, to the extent permitted by law, for the appointment, retention and oversight of any accounting firm engaged (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer. In addition, the board of audit of any company listed on the NYSE and relying on paragraph (c)(3) will be required, to the extent permitted by law, to establish procedures for the receipt, retention and treatment of complaints received with respect to accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by employees with regard to questionable accounting or auditing matters. Under the rule, the board of audit will also be required, to the extent permitted by law, to have the authority to engage independent counsel and other advisers. Additionally, the rule will require, to the extent permitted by law, that the listed issuer provide for funding as determined by the board of audit for the payment of audit, review and attest services, advisers employed by the board of audit, and administrative expenses of the board of audit. NTT currently maintains a board of audit in accordance with home country regulations and anticipates that such board of audit will be in compliance with the requirements of paragraph (c)(3) of Rule 10A-3 no later than its effective date.

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules, and at least one member must have accounting or related financial management expertise. NTT maintains a board of audit under home country practice as described above, and currently does not have a financial expert on its board of audit.

•	U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•	U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. While NTT does not have such corporate governance guidelines and is not required to adopt such guidelines under Japanese law, some of these matters are stipulated by the Commercial Code or NTT’s internal company rules.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies.

•	U.S. domestic listed company CEO’s must certify to the NYSE each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. An annual certificate is not required for non-U.S. companies, although non-U.S. companies do have an affirmative obligation to notify the NYSE of any non-compliance. There is no such obligation under Japanese law.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval only for the issuance of common stock, bonds with subscription rights or share subscription rights under “specially favorable” conditions.

Employees

NTT and its consolidated subsidiaries had approximately 205,300 employees at March 31, 2004. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the “Union”), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Total Employees As of March 31,
	2002	2003(1)	2004(2)
Regional communications services	144,815	130,959	127,603
Long distance communications and international services	10,349	10,710	10,669
Wireless services	19,700	20,792	21,241
Data communications services	14,651	15,598	17,010
Other	23,547	29,304	28,765

Consolidated total	213,062	207,363	205,288

(1)	In fiscal 2003, the number of NTT’s consolidated companies increased from 128 to 334.
(2)	In fiscal 2004, the number of NTT’s consolidated companies increased from 334 to 347.

On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal 2003. Of this number, it was expected that approximately 4,000 employees would be transferred to other NTT Group companies. The retirement program was subsequently expanded to contemplate the transfer of approximately 6,500 employees. Approximately 6,750 employees have been transferred pursuant to the program.

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

Share Ownership

As of March 31, 2004, the members of the board of directors of NTT as a group owned 194.82 Shares or approximately 0.0012% of the issued and outstanding Shares.

The NTT Directors’ Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West and NTT Communications. Through this association, directors and corporate auditors of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DoCoMo and NTT DATA also have a similar directors’ shareholding association for the purchase of NTT DoCoMo and NTT DATA stock, respectively.

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister of PHPT, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister of PHPT is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See “Item 4—Information on the Company—Relationship with the Japanese Government.”

As of March 31, 2004, the Government owned 7,234,387.26 Shares or approximately 45.96% of the issued and outstanding Shares. See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2004,
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	7,234,387.26	45.96%
Common stock	Directors and officers (12 persons)	194.82	0.0012%

On March 31, 2004, approximately 53,864,400 ADSs (equivalent to 269,322 Shares, or approximately 1.7% of the total number of Shares outstanding on that date) were outstanding and were held by 310 record holders of ADRs (including 282 record holders in the United States holding 51,731,420 ADSs).

Related Party Transactions

Details of transactions between NTT and its major subsidiaries

In the ordinary course of its business, NTT provides group management services and fundamental R&D activities to its consolidated subsidiaries. In fiscal 2004, NTT recognized operating revenues of ¥183 billion related to such business transactions with its subsidiaries, comprised primarily of ¥73 billion and ¥65 billion from NTT East and NTT West, respectively, ¥21 billion from NTT Communications and ¥17 billion from NTT DoCoMo.

NTT also enters into non-business transactions (i.e., transactions incidental to the above-mentioned business transactions, e.g., rentals of properties) with its subsidiaries from time to time. In fiscal 2004, the total net value of such non-business transactions totaled ¥28 billion from NTT East, ¥21 billion from NTT West, and ¥18 billion from NTT Communications.

In fiscal 2004, the total net value of business and non-business related transactions between NTT and NTT DoCoMo was ¥14 billion, comprised of ¥12 billion for basic R&D services and ¥2 billion for management services.

In fiscal 2004, the total net value of business and non-business related transactions between NTT and NTT DATA was ¥2 billion, mostly covering basic research and systems development services. Additionally, NTT sold to NTT DoCoMo 698,000 shares in NTT DoCoMo for ¥189 billion.

In fiscal 2004, NTT recognized operating expenses in business transactions with its subsidiaries of ¥59 billion, including payments of ¥18 billion, ¥9 billion and ¥4 billion to NTT Advanced Technology, NTT Software and NTT Comware, respectively.

As of March 31, 2004, NTT had short term and other loans outstanding in the aggregate principal amounts of ¥122 billion, ¥289 billion, ¥106 billion and ¥82 billion to NTT East, NTT West, NTT Communications, and NTT Leasing and 174 other subsidiaries, respectively. The total amount of short term borrowings from NTT by subsidiaries outstanding as of March 31, 2004 increased ¥28 billion from such amount outstanding as of March 31, 2003.

As of March 31, 2004, NTT had long term and other loans outstanding in the aggregate principal amounts of ¥1,010 billion, ¥1,065 billion, ¥751 billion and ¥253 million to NTT East, NTT West, NTT Communications, and NTT Leasing and 174 other subsidiaries, respectively. The total amount of long term loans from NTT by its subsidiaries outstanding as of March 31, 2004 decreased by ¥447 billion from the total amount of long term loans from NTT by its subsidiaries outstanding as of March 31, 2003.

As of March 31, 2004, NTT was liable to its subsidiaries for short term debts of ¥91 billion in total, a decrease of ¥81 billion from the total amount of such borrowings outstanding as of March 31, 2003, including ¥52 billion owed to NTT West.

Details of transactions among NTT’s subsidiaries

NTT Group companies have entered into various transactions within NTT Group in their businesses such as sales of telecommunications equipment and management and maintenance of data communications facilities. In fiscal 2004, NTT East paid business expenses to NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION and NTT Directory Services Co. in the amounts of ¥92 billion, ¥67 billion, and ¥54 billion, respectively. NTT West paid business expenses to NTT NEOMEIT, NTT MARKETING ACT, and NTT NEOMEIT KANSAI in the amounts of ¥255 billion, ¥122 billion, and ¥19 billion, respectively.

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with other affiliated companies for each of the three years in the periods ended March 31, 2002, 2003 and 2004 and the related balances at March 31, 2002, 2003 and 2004 were as follows:

	Years ended March 31,
	2002	2003	2004	2004
	(millions of yen)			(millions of U.S. dollars)
Sales	¥85,676	¥31,018	¥26,353	$251
Purchases	¥615,094	¥217,887	¥184,040	$1,753
Receivables	—	¥73,751	¥9,061	$86
Payables	—	¥62,664	¥45,205	$431

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 were ¥6,247 million, ¥872 million and ¥384 million ($4 million), respectively.

Details of transactions between NTT Group companies and other related parties

In fiscal 2004, NTT DATA paid an annual fee of ¥1 million to Akasaka Natural Vision Research Center, whose chairman, Mr. Michio Kikuta, is also a member of the board of directors of NTT DATA, and ¥3 million to Japan Debit Card Promotion Association, whose chairman, Mr. Toshiharu Aoki, is also a member of the board of directors of NTT DATA.

NTT DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 24, 2004) of which, Fumio Iwasaki, is also a member of the board of directors of NTT DoCoMo. He replaced as Chairman Harunari Futatsugi, who is also a member of the board of directors of NTT DoCoMo. After a resolution of NTT DoCoMo’s board of directors, the contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥11,970 million for the year ended March 31, 2004.

ITEM 8—FINANCIAL INFORMATION

Consolidated Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-59.

Other Financial Information

Legal Proceedings

In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

Dividend Policy

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of stable dividends with due regard to trends in NTT’s operating performance, NTT’s financial condition and other factors, while also acting to secure necessary levels of internal reserves.

While utilizing its internal reserves for strengthening its financial standing, NTT also intends to repurchase its own shares in order to implement a capital policy that takes into account the supply and demand conditions of NTT’s Shares.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2004, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 9, 2004, stocks of 1,560 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of shares)	(points)	(points)	(yen)	(yen)
Fiscal Period
2000	¥1,940,000	¥1,130,000	19,685.85	1,754.78	1,292.07	¥20,809.79	¥15,813.40
2001	1,630,000	691,000	17,624.32	1,732.45	1,161.97	20,833.21	11,433.88
2002	902,000	375,000	23,852.57	1,440.97	922.51	14,556.11	9,382.95
2003	596,000	393,000	21,443.13	1,139.43	770.62	11,979.85	7,862.43
2004	592,000	400,000	19,751.08	1,179.23	773.10	11,161.71	7,607.88
2003 Quarterly Periods
First Quarter	596,000	453,000	27,216.55	1,139.43	984.28	11,979.85	10,074.56
Second Quarter	523,000	393,000	17,493.17	1,050.14	886.39	10,960.25	9,075.09
Third Quarter	495,000	397,000	18,010.34	903.37	815.74	9,215.56	8,303.39
Fourth Quarter	451,000	394,000	23,299.64	865.43	770.62	8,790.92	7,862.43
2004 Quarterly Periods
First Quarter	491,000	400,000	18,691.78	904.32	773.10	9,137.14	7,607.88
Second Quarter	553,000	475,000	19,423.52	1,075.73	915.91	11,033.32	9,265.56
Third Quarter	546,000	440,000	23,319.44	1,105.59	953.19	11,161.71	9,614.60
Fourth Quarter	592,000	467,000	17,615.07	1,179.23	1,022.61	11,103.10	10,365.40
2004 Monthly Periods
January	538,000	484,000	16,262.21	1,076.93	1,044.57	11,103.10	10,665.15
February	513,000	467,000	15,384.11	1,082.47	1,022.61	11,041.92	10,365.40
March	592,000	504,000	20,575.61	1,179.23	1,107.37	11,770.65	11,162.75
April	638,000	552,000	19,626.67	1,217.87	1,175.01	12,163.89	11,683.42
May	577,000	498,000	19,103.53	1,165.24	1,053.77	11,571.34	10,505.05
June (through June 25)	580,000	530,000	14,920.16	1,172.44	1,119.56	11,780.40	11,027.05

On June 25, 2004, the last traded price of the Shares on the TSE was ¥575,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were ¥1,172.44 and ¥11,780.40, respectively.

ADSs are listed on the NYSE. 200 ADSs represent 1 Share and are evidenced by ADRs issued by the Depositary.

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

On March 31, 2004, approximately 51,733,200 ADSs (equivalent to 258,666 Shares, or approximately 1.6% of the total number of Shares outstanding on that date) were outstanding and were held by 294 record holders of ADRs (including 282 record holders in the United States holding 51,731,420 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)	(number of ADSs)
Fiscal Periods
2000	$89.25	$47.00	117,545
2001	73.94	29.00	181,077
2002	37.35	14.01	230,287
2003	23.49	16.06	143,800
2004	28.37	16.63	143,700
2003 Quarterly Periods
First quarter	23.49	19.35	171,900
Second quarter	21.88	16.13	146,700
Third quarter	20.29	16.06	124,800
Fourth quarter	18.96	16.52	131,100
2004 Quarterly Periods
First quarter	20.55	16.63	117,100
Second quarter	23.39	19.75	136,100
Third quarter	25.28	20.39	130,100
Fourth quarter	28.37	22.51	192,500
2004 Monthly Periods
January	20.55	22.87	137,400
February	24.10	22.51	168,100
March	28.37	23.22	260,500
April	30.20	25.01	273,500
May	26.41	21.52	212,600
June (through June 25)	26.67	24.05	94,300

The Shares are also listed on the LSE.

At the annual general meeting of shareholders of NTT held on June 29, 1999, a resolution was proposed and approved authorizing NTT to buy back up to a total of 120,000 of its Shares at a total acquisition cost not to exceed ¥120 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2000. In accordance with this resolution, NTT acquired 77,410 Shares at a total acquisition cost of ¥119,999 million in the period from July 1999 to February 2000. During fiscal 2000, all 77,410 of these acquired Shares were cancelled.

On October 23, 2000, NTT issued and sold to a variety of individual and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADRs. As a result of this offering, the number of outstanding Shares was increased to 16,134,590.

At the annual general meeting of shareholders of NTT held on June 27, 2002, a resolution was proposed and approved authorizing NTT to buy back up to a total of 200,000 of its Shares at a total cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2003. In accordance with this resolution, NTT acquired 200,000 of its own Shares for a total price of ¥86,200 million on October 8, 2002. Based on a decision of the board of directors at a meeting held on March 25, 2003, 202,145 of NTT’s treasury Shares (purchased at a total cost of ¥87,182 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 27, 2003, approval was again received to buy back an additional 200,000 of NTT’s own Shares at a total cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2004. In accordance with this resolution, NTT acquired a total of 190,460 of its own Shares at a total acquisition cost of ¥99,999 million in the period from October to December 2003. Based on a decision of the board of directors at a meeting held on March 30, 2004, 191,236 of NTT’s treasury Shares (purchased at a total cost of ¥100,391 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 29, 2004, approval was again received to buy back an additional 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2005.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Information relating to the provisions of NTT’s Articles of Incorporation and NTT’s Share Handling Regulations, which are incorporated by reference as exhibits to this report on Form 20-F, and of the Japanese Commercial Code and the NTT Law are described under the caption “Description of the Shares” in NTT’s Registration Statement on Form F-3 (Regulation No. 333-46912). Such description is hereby incorporated by reference into this annual report on Form 20-F.

The Law Amending the Commercial Code, Etc. (Law No. 79 of 2001) (“Law No. 79”) abolished the systems of par value shares and fractional share certificates. In addition, the rights accorded to fractional shareholders as previously stated in the Articles of Incorporation became recognized under the Commercial Code. In line with these amendments to the Commercial Code, the shareholders of NTT at the general meeting of shareholders held on June 27, 2002, approved the necessary amendments to the Articles of Incorporation to remove the various stipulations governing par value shares, fractional share certificates, the rights of fractional shareholders and so on. Law No. 79 also changed the basis for determining a quorum for the purposes of resolutions for the election of directors and corporate auditors from the total number of issued shares to the number of voting rights of all the shareholders. In line with such amendments to the Commercial Code, amendments to the Articles of Incorporation were also adopted to specify the necessary stipulations concerning the election of directors and corporate auditors (Articles 6, 11, 18, 24 and 30).

The Law Amending the Commercial Code, Etc. (Law No. 128 of 2001) (“Law No. 128”) stipulated that the register of shareholders and the register of fractional shares may be recorded using electromagnetic recording. In line with this amendment, the shareholders of NTT also adopted amendments to the Articles of Incorporation to modify the parts of the Articles of Incorporation governing the register of shareholders and the register of fractional shares. Law No. 128 also modified convertible bonds into bonds with subscription rights, and recognized the power of the Board of Directors to determine the effective date of the issuance of new stock in relation to dividends and interim dividends associated with the exercise of subscription rights. In line with this amendment to the Commercial Code, the adopted amendments to the Articles of Incorporation removed the stipulations governing the conversion of convertible bonds and dividends and interim dividends (Articles 7, 9, 10, 29, 30 and 31).

In addition, on June 27, 2002, the shareholders of NTT also approved various changes to the Articles of Incorporation required by the re-numbering of some Articles and the removal of certain supplementary provisions to the Articles of Incorporation dating from the time of the company’s establishment, together with the names and addresses of the promoters for the purpose of incorporation.

During fiscal 2003, in accordance with Article 212 of the Commercial Code, NTT cancelled 202,145 Shares of treasury stock. In line with this action, at the general meeting of shareholders held on June 27, 2003, the shareholders of NTT approved the necessary amendment to the Articles of Incorporation to reflect the total number of authorized Shares (Article 5).

The Law Amending the Commercial Code, Etc. (Law No. 44 of 2002) (“Law No. 44”) established a new system of nullification procedure for share certificates. In line with this amendment to the Commercial Code, at the general meeting of shareholders held on June 27, 2003, the shareholders of NTT approved the necessary amendments to the Articles of Incorporation to incorporate the new system of nullification of Shares. Law No. 44 also allowed the relaxation of the quorum requirement for a special resolution at a general meeting of shareholders by provision in the Articles of Incorporation. In line with this amendment to the Commercial Code, an amendment to the Articles of Incorporation was also adopted to ensure that such quorum requirement (a two-thirds majority vote of shareholders present at a meeting at which shareholders present hold Shares representing in the aggregate one-third or more of the total number of voting rights of shareholders) for a special resolution is more consistently satisfied (Articles 6, 9 and 12).

The Law Amending the Commercial Code and the Law of Special Exceptions to the Commercial Code Regarding Corporate Audits (Law No. 149 of 2002) took effect and the term of the office of a corporate auditor has been extended from three years to four years. In accordance with this change, the shareholders of NTT approved at the general meeting of shareholders held on June 27, 2003, the necessary amendment to the Articles of Incorporation to reflect the new term of office of the corporate auditors. In addition, with respect to the number of corporate auditors, NTT proposed to raise the maximum number of corporate auditors from four to five to strengthen and improve its auditing systems. Accordingly, the shareholders of NTT approved at the general meeting of shareholders held on June 27, 2003, the necessary amendment to the Articles of Incorporation to reflect the new number of corporate auditors (Articles 21 and 23).

During fiscal 2004, in accordance with Article 212 of the Commercial Code, NTT cancelled 191,236 Shares of treasury stock. In line with this action, at the general meeting of shareholders held on June 29, 2004, the shareholders of NTT approved an amendment to the Articles of Incorporation to reflect the current total number of authorized Shares (Article 5).

Exchange Controls and Other Limitations Affecting Security Holders

General

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by “non-residents of Japan” and “foreign investors” (each as defined below). For purposes of determining ownership interests, the Depositary is the deemed owner of shares underlying ADRs.

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the shares of which are held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Acquisition of Shares

Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the Minister of Finance. An amendment to the Foreign Exchange Regulations was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting by the non-resident of Japan is not required where (i) the amount of the purchase transaction of shares is ¥100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor’s holding, directly or indirectly, 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

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

The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification requirements.

American Depositary Shares

Neither the deposit of Shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares upon surrender of ADRs is subject to any formalities or restrictions referred to under “—Acquisition of Shares” above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under “Acquisition of Shares” above.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares, have been allowed to own Shares. Currently, the aggregate amount of NTT’s voting rights which may be owned by:

(i)	any person who is not of Japanese nationality;

(ii)	any foreign government or any of its representatives;

(iii)	any foreign juridical person or association; and

(iv)	any juridical person or association:

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT’s voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than one-third of NTT’s total voting rights. In November 2001, the NTT Law was amended and relaxed restrictions limiting foreign ownership of NTT Shares from one-fifth of the total to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2004, foreign ownership of NTT’s Shares was 15.23%.

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

The rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder of Shares is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-resident individuals or non-Japanese corporations), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or after January 1, 2004, but on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income dated November 6, 2003 (the “Convention”), which is applicable to dividends paid on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Convention and Japanese tax law, U.S. holders of ADRs will be treated as owners of the Shares underlying the ADSs evidenced by the ADRs.

At the date of this annual report, Japan has other income tax treaties, conventions or agreements with, inter alia, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. However, in such treaties, conventions or agreements, the Japanese withholding tax rate on dividends is in most cases 15% for portfolio investors, which is not lower than the rate generally applicable to any shareholder of listed shares as described in the third paragraph of this Section.

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

As used herein, “U.S. holder” means a beneficial owner of ADSs or Shares that is a United States citizen or resident, a domestic corporation or partnership, a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADRs if such ADRs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADR holders and, therefore, dividends paid to an individual U.S. holder of ADRs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for only a five-year period that commences on January 1, 2003, and ends December 31, 2008. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. Dividends generally will be foreign source income but generally will be treated separately, together with other items of “passive income” (or in the case of certain holders, “financial services income”) for foreign tax credit limitation purposes. In the case of U.S. individuals for whom the reduced rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the “financial services income” basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder’s allowable foreign tax credit may be reduced.

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

Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to non-corporate holders. A 28% backup withholding tax also may apply to amounts paid to non-corporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability.

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and some of the other information submitted by NTT to the SEC may be accessed through this web site.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and stock prices of investments.

NTT Group from time to time enters into derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its major exposure to loss in relation to underlying debt instruments or assets that may result from adverse fluctuations in foreign currency exchange rates and interest rates. NTT Group does not use derivative financial instruments for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instruments are integrated as part of debt transactions or financial assets and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt or assets.

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

Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2004:

	2004
	Carrying amount	Fair value(1)
	(millions of yen)
Available-for sale securities	¥72,193	¥130,583
Held-to-maturity securities	¥21,659	¥21,851

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2004
	Carrying amount	Fair value(1)
	(millions of yen)
Due within 1 year	¥5,384	¥5,412
Due after 1 year through 5 years	10,769	10,921
Due after 5 years through 10 years	5,506	5,518
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Amounts of NTT Group’s financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2004.

Amounts related to forward foreign exchange contracts or currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

Interest Rate Risk

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt.

The following tables provide information about NTT Group’s financial instruments that are sensitive to changes in interest rates including debt obligations and interest rate swaps.

For the debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2004.

The information is presented in Japanese yen equivalents, which is NTT Group’s reporting currency. The instruments’ actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2005	2006	2007	2008	2009	Thereafter	Total
		(millions of yen)
Long-term debt including Current portion:
Japanese yen bonds and notes:	1.7%	¥(271,860)	¥(310,993)	¥(334,797)	¥(374,414)	¥(340,161)	¥(1,216,490)	¥(2,848,715)	¥(2,946,841)
U.S. dollar notes:	5.5%	36	36	36	(125,758)	0	0	(125,650)	(137,029)
Swiss franc bonds:	5.1%	0	(7,515)	0	0	0	0	(7,515)	(8,063)
Euro notes:	3.8%	96	96	(97,769)	0	0	0	(97,577)	(102,232)
Indebtedness to banks—
Japanese yen loans:	1.4%	(600,391)	(425,556)	(354,268)	(269,431)	(207,288)	(623,955)	(2,480,889)	(2,496,365)
U.S. dollar loans:	1.5%	(5,329)	(30,334)	(7,963)	(11,732)	(17,862)	0	(73,220)	(75,151)

Subtotal		(877,448)	(774,266)	(794,761)	(781,335)	(565,311)	(1,840,445)	(5,633,566)	(5,765,681)
Forward exchange contracts		165	(687)	0	0	0	0	(522)	(522)
Currency swap agreements		(123)	248	4,439	(20,484)	0	(32)	(15,952)	(15,952)

Total		¥(877,406)	¥(774,705)	¥(790,322)	¥(801,819)	¥(565,311)	¥(1,840,477)	¥(5,650,040)	¥(5,782,155)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2005	2006	2007	2008	2009	Thereafter
	(millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥78,802	¥62,320	¥25,390	¥32,000	¥21,675	¥21,000	¥(1,179)
Average pay rate	0.6%	0.6%	1.1%	0.9%	1.3%	1.3%
Average receive rate	0.6%	0.5%	0.1%	0.1%	0.1%	0.0%
Fixed to Floating (Japanese yen)	¥57,500	¥90,000	¥51,000	¥50,000	¥50,000	¥56,000	¥2,564
Average pay rate	0.8%	1.5%	0.2%	0.1%	0.1%	0.2%
Average receive rate	1.3%	0.9%	1.5%	1.5%	1.5%	1.3%
Floating to Floating (Japanese yen)	¥22,700	¥21,700	¥22,000	¥21,000	¥21,000	¥21,000	¥1,641
Average pay rate	0.1%	0.1%	0.2%	0.0%	0.0%	0.0%
Average receive rate	0.6%	0.7%	0.6%	0.7%	0.7%	0.7%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2004. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2004, to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Item 16A requires that a member of the board of audit of a foreign private issuer such as NTT that has securities listed on the NYSE and that prepares its financial statements which it files with the SEC on the basis of U.S. GAAP must have expertise in U.S. GAAP in order to be considered a financial expert.

Japanese law does not require corporate auditors to have expertise in U.S. GAAP and the availability of qualified persons who have expertise in U.S. GAAP and are also familiar with Japanese GAAP and otherwise suitable to serve as a corporate auditor for NTT is limited.

Accordingly, NTT’s board of audit has determined that it does not have a financial expert meeting the requirements of Item 16A. However, when NTT reviews the selection, application and disclosure of its critical accounting policies, meetings are attended not only by directors of NTT, the board of auditors, and ChuoAoyama PricewaterhouseCoopers, NTT’s principal auditor, but also by KPMG AZSA & Co., the auditor for NTT’s principal subsidiaries, and the opinions of KPMG are taken into account as part of the board of audit’s performance of its supervisory functions in relation to PWC’s audit. In addition, NTT’s board of audit obtains advice on matters related to U.S. GAAP and assistance in evaluating NTT’s U.S. GAAP financial statements from these two auditing firms.

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT hereby undertakes to provide without any charge a copy of the code to any person upon request. Any such request should be made to Investor Relations in Department IV (Address: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan /Phone number: 81-3-5205-5584).

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT’s principal auditor is ChuoAoyama PricewaterhouseCoopers (“PWC”). KPMG AZSA & Co. (“KPMG”) is an auditor of certain of NTT’s material subsidiaries.

The aggregate fees billed for each of fiscal 2003 and fiscal 2004 for professional services rendered to NTT and its subsidiaries by PWC and its affiliates are as follows:

	Fiscal 2004	Fiscal 2003
	(in millions of yen)
Audit Fees	¥713	¥600
Audit-Related Fees	7	41
Tax Fees	27	66
All Other Fees	52	394

Total Fees	¥799	¥1,101

The aggregate fees billed for each of fiscal 2003 and fiscal 2004 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Fiscal 2004	Fiscal 2003
	(in millions of yen)
Audit Fees	¥828	¥855
Audit-Related Fees	—	8
Tax Fees	171	161
All Other Fees	40	156

Total Fees	¥1,039	¥1,180

Audit Fees were billed for professional services rendered by these accountants for the audit of NTT’s and its subsidiaries’ annual financial statements and services that are normally provided by them in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees were billed for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of NTT’s and its subsidiaries’ financial statements, such as due diligence services in connection with potential business acquisitions that are not reported under Audit Fees.

Tax Fees were billed for professional services rendered by these accountants for tax returns and tax consultation services.

All Other Fees were billed for services provided by these accountants such as information systems review and consultation related to environmental matters, other than services reported in Audit Fees, Audit-Related Fees or Tax Fees.

Pre-approval Policies and Procedures that were approved by the Company’s Board of Directors and the Board of Audit

Any contract of NTT and/or its subsidiaries with PWC and/or KPMG and their respective affiliates must be approved by NTT’s board of directors and the board of audit before the engagement of the relevant accountants. With respect to tax returns and services related thereto in connection with interfacing with the tax authorities, NTT’s board of directors and the board of audit have pre-approved NTT and/or its subsidiaries entering into contracts for specific services with PWC and/or KPMG, and NTT’s board of directors and the board of audit are to be informed of each such service.

All of the services provided by each of PWC and KPMG and each of their respective affiliates were approved by NTT’s board of directors and the board of audit pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NTT currently intends to take action no later than July 31, 2005, in order for NTT’s board of audit to qualify for the general exemption provided for in Rule 10A-3(c)(3) under the Exchange Act from the requirements under Rule 10A-3 related to the independence of audit committee members and responsibilities of the audit committee. See “Item 6—Directors, Senior Management and Employees” for a discussion of NTT’s board of audit.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Accountants, Consolidated Balance Sheets of NTT at March 31, 2003 and 2004, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2002, 2003 and 2004 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-59.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number		Description

1.1		Amended Articles of Incorporation of NTT (English translation thereof).

1.2		Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed July 3, 2003).

1.3		Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed July 3, 2003).

8.1		List of Subsidiaries.

12.1		Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2		Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1	*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2	*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

14.1		Consent of Independent Registered Public Accounting Firm.

14.2		Consent of Independent Registered Public Accounting Firm.

14.3		CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

14.4		Consolidated financial statements and notes thereto for AT&T Wireless Services, Inc. and subsidiaries from the AT&T Wireless Services, Inc. annual report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 5, 2004.

*	Deemed to be furnished to the SEC.

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
Norio Wada President Chief Executive Officer

Date:  June 30, 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nippon Telegraph and Telephone Corporation

(Nippon Denshin Denwa Kabushiki Kaisha)

In our opinion, based upon our audit and the report of other auditors, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of NTT DoCoMo, Inc., a 63.6%-owned subsidiary, which statements reflect total assets of ¥6,058,007 million and ¥6,262,266 million ($59,641 million) at March 31, 2003 and 2004, respectively, and total revenues of ¥4,659,254 million, ¥4,809,088 million and ¥5,048,065 million ($48,077 million) for each of the three years in the period ended March 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2003, the Company changes its policy for accounting for changes in interest in investees. As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for commissions paid to agents effective April 1, 2002. As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivatives instruments and hedging activities and for goodwill and other intangible assets effective April 1, 2001.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 29, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

NTT DoCoMo, Inc.:

We have audited the consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004, which are not separately included herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the notes to consolidated financial statements, the Company changed its method of accounting for certain commissions paid to agents as required by Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” effective April 1, 2002.

The consolidated financial statements have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 3 of the notes to consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 18, 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	¥1,313,066	¥1,431,421	$13,633
Notes and accounts receivable, trade (Note 4)	1,773,812	1,813,095	17,267
Allowance for doubtful accounts	(41,981)	(40,317)	(384)
Inventories (Note 6)	179,072	238,052	2,267
Prepaid expenses and other current assets	494,096	392,169	3,735
Deferred income taxes (Note 13)	231,611	256,719	2,445

Total current assets	3,949,676	4,091,139	38,963

Property, plant and equipment (Notes 2 and 17):
Telecommunications equipment	13,697,334	13,770,965	131,152
Telecommunications service lines	12,302,142	12,611,662	120,111
Buildings and structures	5,497,800	5,529,986	52,667
Machinery, vessels and tools	1,982,720	1,988,176	18,935
Land	829,437	837,073	7,972
Construction in progress	374,499	339,023	3,229

	34,683,932	35,076,885	334,066
Accumulated depreciation	(23,626,024)	(24,307,259)	(231,498)

	11,057,908	10,769,626	102,568

Investments and other assets:
Investments in affiliated companies (Notes 7 and 22)	448,809	385,029	3,667
Marketable securities and other investments (Note 8)	195,959	255,768	2,436
Goodwill, net (Notes 9 and 19)	204,062	281,561	2,682
Other intangibles, net (Notes 9 and 11)	1,369,604	1,324,804	12,617
Other assets (Notes 10 and 11)	607,162	649,441	6,185
Deferred income taxes (Note 13)	1,950,420	1,677,505	15,976

	4,776,016	4,574,108	43,563

	¥19,783,600	¥19,434,873	$185,094

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 10)	¥411,891	¥288,089	$2,744
Current portion of long-term debt (Notes 10 and 21)	821,469	877,448	8,357
Accounts payable, trade (Note 4)	1,359,527	1,404,461	13,376
Accrued payroll (Note 12)	570,399	546,599	5,205
Accrued interest	23,879	18,977	181
Accrued taxes on income	211,607	346,103	3,296
Accrued consumption tax	78,886	51,526	491
Advances received	62,383	59,111	563
Other (Notes 12, 13 and 17)	226,350	216,531	2,062

Total current liabilities	3,766,391	3,808,845	36,275

Long-term liabilities:
Long-term debt (Notes 10 and 21)	5,457,322	4,756,118	45,296
Obligations under capital leases (Note 17)	309,132	257,811	2,455
Liability for employees’ severance payments (Notes 11 and 12)	2,506,535	2,023,348	19,270
Other (Note 13)	580,316	577,591	5,501

	8,853,305	7,614,868	72,522

Minority interest in consolidated subsidiaries	1,526,309	1,613,188	15,364

Shareholders’ equity (Note 15):
Common stock, no par value—
Authorized—62,120,445 shares in 2003 and 61,929,209 shares in 2004
Issued—15,932,445 shares in 2003 and 15,741,209 shares in 2004	937,950	937,950	8,933
Additional paid-in capital (Notes 2 and 19)	2,669,736	2,722,092	25,925
Retained earnings (Notes 7 and 15)	2,246,996	2,710,805	25,817
Accumulated other comprehensive income (loss) (Notes 8, 11 and 21)	(217,083)	27,129	258
Treasury stock, at cost (Note 15)—9 shares in 2003 and 8 shares in 2004	(4)	(4)	(0)

	5,637,595	6,397,972	60,933

Commitments and contingent liabilities (Note 22)
	¥19,783,600	¥19,434,873	$185,094

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice transmission services	3,639,833	3,330,216	3,162,185	30,116
Mobile voice transmission services	3,356,649	3,381,828	3,328,627	31,701
Data transmission services	1,038,642	1,262,644	1,519,947	14,476
Leased circuit	524,326	485,004	455,406	4,337
Sale of telecommunication equipment	706,334	616,436	713,352	6,794
System integration	927,656	844,677	863,008	8,219
Other	834,313	1,002,341	1,053,012	10,029

	11,027,753	10,923,146	11,095,537	105,672

Operating expenses (Notes 4, 12 and 18):
Cost of services (exclusive of items shown separately below)	2,563,607	2,421,654	2,378,275	22,650
Cost of equipment sold (exclusive of items shown separately below) (Note 2)	1,102,174	1,105,046	1,245,018	11,857
Cost of system integration (exclusive of items shown separately below)	543,177	503,729	522,766	4,979
Depreciation and amortization (Note 9)	2,435,587	2,377,764	2,197,058	20,925
Selling, general and administrative expenses (Note 18)	3,450,656	3,114,455	3,192,099	30,401
Write-down of goodwill and other intangible assets (Note 9)	231,804	36,941	—	—
Restructuring charge (Note 12)	639,214	—	—	—

	10,966,219	9,559,589	9,535,216	90,812

Operating income	61,534	1,363,557	1,560,321	14,860

Other expenses (income):
Interest and amortization of bond discounts and issue costs (Note 2)	142,280	129,811	113,358	1,080
Interest income	(30,684)	(26,321)	(26,661)	(254)
Gains on sales of subsidiary stock (Notes 2 and 19)	—	(138,718)	—	—
Other, net (Notes 8 and 20)	40,396	(6,240)	(53,724)	(512)

	151,992	(41,468)	32,973	314

Income (loss) before income taxes	(90,458)	1,405,025	1,527,348	14,546

Income tax expense (benefit) (Note 13):
Current	544,625	392,973	496,658	4,730
Deferred	(618,004)	311,298	106,553	1,015

	(73,379)	704,271	603,211	5,745

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting changes	(17,079)	700,754	924,137	8,801
Minority interest in consolidated subsidiaries	977	(114,980)	(259,952)	(2,476)
Equity in earnings (losses) of affiliated companies (including write-down of ¥653,751 million and ¥319,564 million, net of income taxes, in affiliates in 2002 and 2003) (Note 7)	(668,688)	(329,536)	(20,323)	(193)

Income (loss) before cumulative effect of accounting changes	(684,790)	256,238	643,862	6,132
Cumulative effect of accounting changes (net of income taxes of ¥108,534 million and ¥25,852 million in 2002 and 2003 and net of minority interest of ¥12,836 million in 2003) (Note 2)	(149,882)	(22,880)	—	—

Net income (loss)	¥(834,672)	¥233,358	¥643,862	$6,132

	2002	2003	2004	2004
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock:
Weighted average number of shares outstanding	16,134,538	16,039,415	15,855,684	15,855,684
Income (loss) before cumulative effect of accounting changes	¥(42,442.49)	¥15,975.52	¥40,607.65	$386.74
Cumulative effect of accounting changes	(9,289.51)	(1,426.49)	—	—
Net income (loss)	(51,732.00)	14,549.03	40,607.65	386.74
Cash dividends paid	5,000.00	5,000.00	5,000.00	47.62

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$8,933

At end of year	937,950	937,950	937,950	8,933

Additional paid-in capital (Notes 2 and 19):
At beginning of year	2,669,736	2,669,736	2,669,736	25,426
Increase in additional paid-in capital of an affiliate	—	—	3,087	30
Increase in interest of investee	—	—	49,269	469

At end of year	2,669,736	2,669,736	2,722,092	25,925

Retained earnings (Note 7 and 15):
At beginning of year	3,096,836	2,181,491	2,246,996	21,400
Appropriations—
Cash dividends	(40,336)	(40,336)	(39,831)	(380)
Interim distribution—
Cash dividends	(40,337)	(40,335)	(39,830)	(379)
Net income (loss)	(834,672)	233,358	643,862	6,132
Purchase and retirement of common stock	—	(87,182)	(100,392)	(956)

At end of year	2,181,491	2,246,996	2,710,805	25,817

Accumulated comprehensive income (loss) (Notes 8, 11, 15 and 21):
At beginning of year	51,641	75,974	(217,083)	(2,068)
Other comprehensive income (loss)	24,333	(293,057)	244,212	2,326

At end of year	75,974	(217,083)	27,129	258

Treasury stock, at cost (Note 15)
At beginning of year	(9)	(99)	(4)	(0)
Net change in treasury stock	(90)	95	—	—

At end of year	(99)	(4)	(4)	(0)

Shareholders’ equity at end of year	¥5,865,052	¥5,637,595	¥6,397,972	$60,933

Summary of total comprehensive income (loss) (Note 15):
Net income (loss)	¥(834,672)	¥233,358	¥643,862	$6,132
Other comprehensive income (loss) (Notes 8, 11, 15 and 21)	24,333	(293,057)	244,212	2,326

Comprehensive income (loss)	¥(810,339)	¥(59,699)	¥888,074	$8,458

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss)	¥(834,672)	¥233,358	¥643,862	$6,132
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 9)	2,435,587	2,377,764	2,197,058	20,925
Deferred taxes (Note 13)	(618,004)	311,298	106,553	1,015
Minority interest in consolidated subsidiaries	(977)	114,980	259,952	2,476
Cumulative effect of accounting changes (Note 2)	149,882	22,880	—	—
Write-down of goodwill and other intangible assets (Note 9)	231,804	36,941	—	—
Loss on disposal of property, plant and equipment	171,918	225,282	176,394	1,680
Gains on sales of subsidiary stocks (Notes 2 and 19)	—	(138,718)	—	—
Equity in (earnings) losses of affiliated companies (Note 7)	668,688	329,536	20,323	193
(Increase) decrease in notes and accounts receivable, trade	25,200	389,570	16,480	157
(Increase) decrease in inventories	28,436	7,267	(57,905)	(551)
(Increase) decrease in other current assets	21,224	(111,458)	109,493	1,043
Increase (decrease) in accounts payable, trade and accrued payroll (Note 12)	(248,815)	(39,205)	(24,164)	(230)
Increase (decrease) in accrued consumption tax	(46,029)	4,309	(26,935)	(257)
Increase (decrease) in accrued interest	(4,956)	(7,284)	(4,869)	(46)
Increase (decrease) in advances received	(14,169)	11,542	(6,589)	(63)
Increase (decrease) in accrued taxes on income	9,326	(131,879)	134,937	1,285
Increase (decrease) in other current liabilities (Note 12)	(38,227)	52,904	38,860	370
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs (Note 12)	199,911	(1,193,281)	(94,036)	(896)
Increase (decrease) in other long-term liabilities	53,280	22,288	(20,046)	(191)
Other (Note 8)	123,622	(79,578)	11,223	107

Net cash provided by operating activities	2,313,029	2,438,516	3,480,591	33,149

Cash flows from investing activities:
Payments for property, plant and equipment	(2,051,676)	(1,725,536)	(1,765,708)	(16,816)
Proceeds from sale of property, plant and equipment	14,810	89,572	79,744	759
Payments for purchase of investments	(128,713)	(61,786)	(40,755)	(388)
Proceeds from sale of marketable equity securities and other investments (Note 8)	38,927	28,868	33,410	318
Acquisition of intangibles and other assets	(249,068)	(318,135)	(443,501)	(4,224)

Net cash used in investing activities	¥(2,375,720)	¥(1,987,017)	¥(2,136,810)	$(20,351)

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥1,751,665	¥1,065,248	¥478,320	$4,556
Payments for settlement of long-term debt	(842,471)	(1,024,229)	(1,145,167)	(10,906)
Dividends paid	(80,673)	(80,671)	(79,661)	(759)
Purchase and retirement of common stock (Note 15)	—	(87,087)	(100,392)	(956)
Payments for acquisition of subsidiary stocks from minority shareholders (Note 19)	—	(86,256)	(205,047)	(1,953)
Net increase (decrease) in short-term borrowings and other	(371,138)	(241,175)	(170,584)	(1,625)

Net cash provided by (used in) financing activities	457,383	(454,170)	(1,222,531)	(11,643)

Effect of exchange rate changes on cash and cash equivalents	23,938	(3,448)	(2,895)	(28)

Net increase (decrease) in cash and cash equivalents	418,630	(6,119)	118,355	1,127
Cash and cash equivalents at beginning of year	900,555	1,319,185	1,313,066	12,506

Cash and cash equivalents at end of year (Note 5)	¥1,319,185	¥1,313,066	¥1,431,421	$13,633

Cash paid during the year for:
Interest	¥145,858	¥136,123	¥117,844	$1,122
Income taxes, net	530,663	602,537	253,995	2,419
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges (Note 19)	—	275,341	439	4
Capital lease obligations incurred during the year	23,034	12,176	13,690	130

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); wireless communications (mobile phone services, PHS services, Quickcast services, etc., and incidental services), principally operated by NTT DoCoMo, Inc. (“NTT DoCoMo”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”).

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT’s common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

2.    Summary of significant accounting policies:

NTT and its consolidated subsidiaries in Japan maintain their records and prepare their financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those countries of their domicile. NTT, as a regulated company, also follows the NTT Law and other related accounting regulations for preparing such financial statements.

The accompanying consolidated financial statements incorporate certain adjustments and reclassifications to conform with accounting principles generally accepted in the United States of America.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

(1)    Change in Accounting Policy

NTT changed its accounting policy in the second half of the year ended March 31, 2004 with regard to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest. The effect of this accounting change was to adopt the policy as of the beginning of the year ended March 31, 2004. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT has changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin No. 51, “Accounting for sales of stock by a subsidiary.” This change has been made because, based on the current year’s activities and potential future transactions, NTT concluded it probable that similar future transactions in respect of decreases and increases in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains as described in Note 2(3). However, as the change is effective from April 1, 2003, a gain of ¥49,269 million ($469 million) recorded in earnings for the six months ended September 30, 2003 is recognized in equity under the revised policy.

(2)    Application of New Accounting Standards

Accounting for Asset Retirement Obligations

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. However, NTT has concluded that the fair value of these liabilities is immaterial. Accordingly, the adoption of SFAS 143 did not have a material impact on the results of operations or the financial position of NTT Group.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 145 (“SFAS 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which updates and clarifies existing accounting pronouncements. The adoption of SFAS 145 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted Emerging Issue Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” in the year ended March 31, 2004. This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement. In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendment of the Standard on Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Except for certain provisions, SFAS 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003, and to hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for Variable Interest Entities

In December 2003, FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities.” FIN 46-R retains many of the basic concepts introduced in FIN 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN 46-R, revises the method of calculating expected losses and residual returns for the determination of the primary beneficiary, includes new guidance for assessing variable interests, and codifies certain FASB Staff Positions (“FSPs”) on FIN 46. FIN 46-R is to be applied no later than the end of the first reporting period that ends after March 15, 2004. NTT has early adopted the provisions of FIN 46 effective from April 1, 2003 and also adopted FIN 46-R, effective from April 1, 2003. The adoption of FIN 46-R did not have a material impact on the results of operations or the financial position of NTT Group.

Revision of Employers’ Disclosures about Pensions and other Postretirement Benefits

In December 2003, FASB revised Statement of Financial Accounting Standards No. 132 (“SFAS 132”), “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new SFAS 132 retains all of the disclosure requirements of SFAS 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of new SFAS 132, NTT has expanded its disclosures to include the new disclosures required as of March 31, 2004.

(3)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities that have become consolidated in accordance with FIN 46-R. All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Accounting Principles Board Opinion No. 18 (“APB 18”), “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

When subsidiaries issued shares to third parties at amounts in excess of or less than NTT’s average carrying value, previously NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. Effective April 1, 2003, NTT has changed its policy to recognize these gains and losses in equity.

Pro forma earnings per share amounts for the six months ended September 30, 2003, assuming the new policy was applied retroactively as of April 1, 2003 is as follows:

	Six months ended September 30, 2003
	Yen	U.S. dollar
Per share of common stock:
Net income—as reported	¥24,075.17	$229.29
Net income—pro forma	¥20,982.78	$199.84

The following table illustrates the effect on net income (loss) before cumulative effect of accounting changes and net income (loss) per share assuming that NTT had recognized gains and losses from changes in interest in equity in each period:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Reported income (loss) before cumulative effect of accounting changes	¥(684,790)	¥256,238	¥643,862	$6,132
Deduct:
Gains on sales of subsidiary stock included in reported income	—	(138,718)	—	—

Pro forma income (loss) before cumulative effect of accounting changes	(684,790)	117,520	643,862	6,132

Reported net income (loss)	(834,672)	233,358	643,862	$6,132
Deduct:
Gains on sales of subsidiary stock included in reported income	—	(138,718)	—	—

Pro forma net income (loss)	¥(834,672)	¥94,640	¥643,862	$6,132

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2003	2004	2004
	Yen			U.S. dollar
Basic and diluted net income per share:
Reported income (loss) before cumulative effect of accounting changes	¥(42,442.49)	¥15,975.52	¥40,607.65	$386.74
Deduct:
Gains on sales of subsidiary stock included in reported income	—	(8,648.57)	—	—

Pro forma income (loss) before cumulative effect of accounting changes	(42,442.49)	7,326.95	40,607.65	386.74

Basic and diluted net income per share:
Reported net income (loss)	(51,732.00)	14,549.03	40,607.65	386.74
Deduct:
Gains on sales of subsidiary stock included in reported income	—	(8,648.57)	—	—

Pro forma net income (loss)	¥(51,732.00)	¥5,900.46	¥40,607.65	$386.74

Use of estimates—

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition—

Revenues arising from fixed voice transmission services, mobile voice transmission services, data transmission services, leased circuit services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice transmission services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, a new billing arrangement was introduced, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. This arrangement was available to substantially all existing subscribers of cellular (FOMA and mova) services. With the introduction of this new billing arrangement, NTT Group has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As the arrangement has just been established and NTT Group does not have sufficient empirical evidence to reasonably estimate such amounts, NTT Group currently deducts and defers all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within revenues from mobile voice transmission services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with Emerging Issue Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which NTT Group adopted effective April 1, 2002. The transactions are considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred. The adoption resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in the consolidated statements of income of ¥22,880 million (net of taxes of ¥25,852 million and minority interest of ¥12,836 million), related to the recognition of certain amounts of commissions paid to agent resellers, previously recognized as selling, general and administrative expenses on the date of resale to the end user customers, as a reduction of equipment sales upon delivery of the equipment to the agent resellers.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash and cash equivalents—

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

Foreign currency translation—

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

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as “Other, net” in the consolidated statements of income.

Marketable securities—

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories—

Inventories consist of telecommunications equipment to be sold, materials, projects in progress and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value with cost being determined as the accumulated production cost for contract items. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DoCoMo disposed of obsolete handsets during the years ended March 31, 2002, 2003 and 2004 totaling ¥9,527 million, ¥22,383 million and ¥5,295 million ($50 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment and depreciation—

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

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred, including in interest and amortization of bond discounts and issue costs, were ¥146,449 million and ¥134,295 million and ¥116,715 million ($1,112 million), of which ¥4,169 million and ¥4,484 million and ¥3,357 million ($32 million) were capitalized for the years ended March 31, 2002, 2003 and 2004, respectively.

Accounting for the impairment of long-lived assets—

Long-lived assets, including property, plant and equipment, software and certain other intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present. As a result of adoption of SFAS 142, NTT Group ceased amortization of all goodwill on April 1, 2001 and recorded a net-of tax transitional impairment loss for goodwill of ¥149,180 million.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes—

Income taxes are computed based on “Income (loss) before income taxes” included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments—

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities—Other” and “Long-term liabilities—Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share—

Basic net income per share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Distribution of common stock—

On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account.

Comprehensive income—

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders’ equity and its components in Note 15.

Variable Interest Entities (“VIEs”)

Effective April 1, 2003, NTT Group adopted FIN 46-R, including VIEs in which NTT Group held variable interests acquired before February 1, 2003.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with this Interpretation, VIEs with assets totaling approximately ¥25 billion ($238 million) established to develop real estate for rental and VIEs with assets totaling approximately ¥51 billion ($486 million) established to lease software for the purpose of securitization of real estate and software, were recognized as VIEs in which NTT Group is the primary beneficiary. These VIEs were consolidated for the year ended March 31, 2004.

In addition to the above, a VIE with assets totaling approximately ¥49 billion ($467 million), established for the purpose of carrying out a project to develop real estate for rental, was recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥9 billion ($86 million), which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥16 billion ($152 million).

Recent pronouncements—

In November 2002, EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in interim or annual periods beginning after June 15, 2003, which, for NTT, is effective for the year beginning April 1, 2004. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. NTT is in the process of determining the impact, if any, that the adoption of EITF 00-21 will have on the results of operations and the financial position of NTT Group.

In May 2003, FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003, which, for NTT Group, is effective for the year beginning April 1, 2004. The adoption of SFAS 150 will not have an impact on its results of operations or financial position.

In May 2003, EITF reached a consensus on Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” The guidance in the consensus is effective for arrangements entered into, agreed to, modified or acquired in business combinations in fiscal periods beginning after May 28, 2003. NTT is in the process of determining the impact, if any, that the adoption of EITF 01-08 will have on its results of operations and financial position.

In March 2004, EITF reached a consensus on Issue No. 03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This Issue provides guidance which should be used to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 124, “Accounting for Certain Investments Held by Not-for-Profit-Organization,” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The guidance also requires certain disclosures about

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unrealized losses that have not been recognized as other-than-temporary impairments. NTT applied the new disclosures required as of March 31, 2004. The recognition and measurement guidance in the consensus should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004 and the disclosure requirements for cost method investments are effective for annual financial statements for the years ending after June 15, 2004. NTT is currently evaluating the impact of adopting this guidance.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the year ended March 31, 2004.

3.    U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥105 = US$1, the approximate current rate at March 31, 2004, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.    Related party transactions:

NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2004 and the related balances at March 31, 2003 and 2004 were as follows:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥85,676	¥31,018	¥26,353	$251

Operating expenses	¥615,094	¥217,887	¥184,040	$1,753

Receivables		¥73,751	¥9,061	$86

Payables		¥62,664	¥45,205	$431

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 were ¥6,247 million, ¥872 million and ¥384 million ($4 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2003 and 2004 comprised the following:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Cash	¥880,512	¥956,869	$9,113
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	16,000	38,990	372
Time deposits, certificates of deposit and other	416,554	435,562	4,148

Total	¥1,313,066	¥1,431,421	$13,633

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certificates of deposit, commercial paper and securities, including marketable bonds of the Japanese Government, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

6.    Inventories:

Inventories at March 31, 2003 and 2004 comprised the following:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Telecommunications equipment to be sold and materials	¥78,645	¥147,723	$1,407
Projects in progress	71,866	60,381	575
Supplies	28,561	29,948	285

Total	¥179,072	¥238,052	$2,267

7.    Investments in affiliated companies:

NTT Group’s main investments in the following entities are accounted for on the equity method as of March 31, 2003 and 2004 except for KG Telecommunications Co., Ltd and DoCoMo AOL, Inc. as explained below for 2004:

	NTT Group’s ownership percentage
Company name	2003	2004
Hutchison 3G UK Holdings Limited (“3GUK”)	20.00%	20.00%
Hutchison 3G HK Holdings Limited (“3GHK”)	24.10%	24.10%
KG Telecommunications Co., Ltd. (“KGT”)	21.42%	N.A.
Hutchison Telephone Company Limited (“HTCL”)	24.10%	24.10%
DoCoMo AOL, Inc. (“DoCoMo AOL”)	43.23%	N.A.
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.97%	15.89%

All of the above investments are privately held companies with the exception of AT&T Wireless. NTT DoCoMo’s recorded investment in AT&T Wireless was ¥252,077 million ($2,401 million) as of March 31, 2004 and based on quoted market prices at that date, the related market value was ¥613,933 million ($5,847 million).

AT&T Wireless—

On July 9, 2001, AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. As a result, NTT DoCoMo began to account for its common stock investment in AT&T Wireless using the equity method due to its ability to exercise

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

Under terms of the investment agreement, amended on December 26, 2002, in certain circumstances, if AT&T Wireless fails to launch third-generation (“3G”) wireless services based on Wideband Code Division Multiple Access, or W-CDMA, technology in Seattle, San Francisco, San Diego, and Dallas, or certain other specified substitute markets in the United States by December 31, 2004, NTT DoCoMo may require the repurchase of its investment in stock and warrants (See Note 8) at original purchase price plus interest at a predetermined rate.

In its agreement with AT&T Wireless, NTT DoCoMo has a preemptive rights to acquire additional shares of AT&T Wireless in order to maintain its current ownership interest, if such interest would otherwise be diluted. In December 2001, AT&T Wireless announced its intention to acquire a U.S. regional wireless operator, TeleCorp PCS, Inc. (“TeleCorp”), through an exchange of shares. In connection therewith, on December 28, 2001, NTT DoCoMo agreed, subject to the completion of the TeleCorp acquisition, to exercise its preemptive right to maintain its 16% ownership in AT&T Wireless at a price of $14.28 per share. The purchase of approximately 26.7 million additional shares of AT&T Wireless common stock for approximately $382 million was completed in February 2002.

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, Cingular agreed to acquire all the outstanding shares of common stock of AT&T Wireless for $15 per share in cash. On May 19, 2004, the shareholders of AT&T Wireless approved the company’s merger agreement with Cingular at its annual shareholder meeting.

If the transaction is consummated pursuant to the merger agreement, NTT DoCoMo would receive approximately $6,495 million in cash and cease the equity method of accounting for its investment in AT&T Wireless. The transaction is subject to approval by regulatory authorities, and other closing conditions, and therefore its impact on NTT Group’s results of operations is currently not determinable.

3GUK—

In March 2003, NTT DoCoMo received a funding call notice from 3GUK, seeking a shareholders loan advancement of £200 million from NTT DoCoMo, pursuant to a provision of the 3GUK shareholders agreement between Hutchison Whampoa Limited (“HWL”), the parent company of 3GUK, and NTT DoCoMo. In May 2003, NTT DoCoMo advanced 3GUK a 10-year shareholders loan of £200 million. The loan amount is included in “Other assets” in the consolidated balance sheets.

On May 27, 2004, NTT DoCoMo agreed to sell its entire 20% shareholding in 3GUK to HWL for a total consideration of £120 million in a Sale and Purchase Agreement signed between NTT DoCoMo and HWL. NTT DoCoMo will receive payment in three installments either in cash, or subject to the listing of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that has applied for a listing on the Stock Exchange of Hong Kong, in shares of HTIL. The third and final installment will be made in December 2006. NTT DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is secured by the Sale and Purchase Agreement. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer has the ability to exercise significant influence over 3GUK, NTT Group ceased to account for the investment in 3GUK using the equity method at that time.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No recognition of gain or loss should occur until the completion of the entire transaction. In addition, the share price of HTIL and the related currency-exchange rates on the day of completion are unforeseeable. Therefore, the impact of the transaction on the results of operations of NTT Group is currently not determinable.

As part of the agreement, the £200 million shareholder loan provided by NTT DoCoMo to 3GUK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on the same day, and the payment was completed.

KGT—

On October 7, 2003, KGT entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, NTT DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of 3G mobile phone business and “i-mode” business in Taiwan.

Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist on January 1, 2004. NTT Group ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, NTT DoCoMo became an approximately 5% shareholder of FET, and received approximately NT$2.5 billion (¥8 billion). The transaction did not have a material impact on NTT Group’s results of operations.

DoCoMo AOL—

On December 17, 2003, NTT DoCoMo entered into a stock sales agreement with American Online, Inc. (“AOL”). Pursuant to the stock sales agreement, NTT DoCoMo sold all the shares it owned, and NTT Group ceased the equity method of accounting for its investment in DoCoMo AOL at that time.

KPNM—

In November 2002, NTT DoCoMo was requested by KPN Mobile N.V. (“KPNM”) to subscribe for additional shares of KPNM as NTT DoCoMo had a right to subscribe for additional shares of KPNM for maintaining its portion of voting right. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, NTT DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and NTT DoCoMo lost certain of its minority shareholder’s rights under the shareholders’ agreement, including supervisory board representation. As a result, NTT DoCoMo no longer has the ability to exercise significant influence over KPNM, and NTT Group ceased to account for its investment in KPNM using the equity method.

Impairment—

Because of the economic and financial environment surrounding the telecommunication industry and resultant significant declines in equity values of telecommunications companies on a global basis in recent years, NTT and NTT DoCoMo reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. NTT and NTT DoCoMo utilized cash flow projections, independent valuations and other financial information and, if applicable, stock price analysis in performing their reviews and estimating investment values. As a result of such evaluations, NTT and NTT DoCoMo determined that the decline in values of certain investments were other than temporary and have recorded impairment charges aggregating ¥653,751 million and ¥319,564 million, net of deferred income taxes of ¥474,305 million and

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥225,535 million, for the years ended March 31, 2002 and 2003, respectively. The pre-tax gross impairment charges in 2002 consist mainly of ¥664,493 million for AT&T Wireless, ¥320,481 million for KPNM, ¥36,461 million for KGT, ¥56,444 million for 3GUK and ¥50,177 million for others, and in 2003 consist mainly of ¥284,078 million for AT&T Wireless, ¥123,245 million for 3GUK, ¥117,898 million for KPNM, ¥9,619 million for KGT and ¥10,259 million for DoCoMo AOL. NTT and NTT DoCoMo did not record impairment charges for the year ended March 31, 2004. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

NTT and NTT DoCoMo believe the estimated fair values of investments in affiliates at March 31, 2004 equal or exceed the related carrying values.

Summarized financial information—

The following represents summarized financial information for NTT Group’s main equity investments in the years ended March 31, 2002, 2003 and 2004. All affiliates are included in each of the fiscal years disclosed except for KPNM for the years ended March 31, 2003 and 2004, and DoCoMo AOL and KGT for the year ended March 31, 2004 as they are no longer equity method investee. The investee information for 2004 is presented in total below, as there was no individual significant investee.

	2002
	AT&T Wireless	KPNM
	Millions of yen
Income statement data:
Revenues	¥1,655,499	¥506,330
Operating income (loss)	72,740	(28,304)
Income (loss) from continuing operations	24,328	100,252
Net income (loss)	(107,893)	84,468

	2003
	AT&T Wireless	3GUK	KGT	Others
	Millions of yen
Balance sheet data:
Current assets	¥633,192	¥34,100	¥26,695	¥299,974
Noncurrent assets	4,858,948	1,100,016	170,634	331,683
Current liabilities	370,851	64,214	35,156	253,416
Noncurrent liabilities	1,816,845	269,100	62,358	215,859
Minority interest	5,755	—	—	—
Mandatorily redeemable preferred stock	18,105	—	—	—
Mandatorily redeemable common stock	918,914	—	—	—

Income statement data:
Revenues	¥1,956,689	¥—	¥78,982	¥533,634
Operating income (loss)	(32,296)	(31,498)	(3,584)	(6,549)
Income (loss) from continuing operations	(276,022)	(37,474)	(6,422)	(3,894)
Net income (loss)	(290,918)	(37,474)	(4,332)	(10,024)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004
	Total
	Millions of yen	Millions of U.S. dollars
Balance sheet data:
Current assets	¥1,187,596	$11,310
Noncurrent assets	5,675,015	54,048
Current liabilities	648,632	6,177
Noncurrent liabilities	2,393,670	22,797
Minority interest	3,856	37
Mandatorily redeemable preferred stock	18,962	181
Mandatorily redeemable common stock	821,044	7,819

Income statement data:
Revenues	¥2,454,567	$23,377
Operating income (loss)	(5,834)	(56)
Income (loss) from continuing operations	(112,351)	(1,070)
Net income (loss)	(118,102)	(1,125)

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥13,424 million, ¥15,837 million and ¥9,855 million ($94 million) as of March 31, 2002, 2003 and 2004, respectively.

The total carrying value of NTT’s investments in its affiliated companies in the consolidated balance sheets as of March 31, 2003 and 2004 was lower than its aggregate underlying equity in net assets of such affiliated companies by ¥339,564 million and ¥288,291 million ($2,746 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2003 and 2004 are as follows:

	March 31, 2003
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥72,037	¥7,641	¥13,430	¥66,248
Debt securities	1,171	181	—	1,352
Held-to-maturity:
Debt securities	37,189	620	143	37,666

Total	¥110,397	¥8,442	¥13,573	¥105,266

	March 31, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥72,104	¥68,968	¥10,579	¥130,493
Debt securities	89	1	—	90
Held-to-maturity:
Debt securities	21,659	194	2	21,851

Total	¥93,852	¥69,163	¥10,581	¥152,434

	March 31, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$687	$657	$101	$1,243
Debt securities	1	0	—	1
Held-to-maturity:
Debt securities	206	2	0	208

Total	$894	$659	$101	$1,452

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004, are as follows:

	March 31, 2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥2,022	¥138	¥27,317	¥10,441
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	9	1	2,999	1

	March 31, 2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$19	$1	$260	$99
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	0	0	29	0

Proceeds from sales of available-for-sale securities for the years ended March 31, 2002, 2003 and 2004 were ¥19,450 million, ¥8,740 million and ¥17,004 million ($162 million), respectively. The fiscal 2002 amount primarily consists of sale of KDDI stock of ¥15,913 million. The fiscal 2003 amount primarily consists of sale of Nextel Communications, Inc. stock of ¥2,536 million. The fiscal 2004 amount primarily consists of sale of Cisco Systems, Inc. stock of ¥7,150 million ($68 million). On those sales, gross realized gains computed on the average cost basis for each fiscal year ended March 31, 2002, 2003 and 2004 were ¥1,120 million, ¥1,052 million and ¥11,042 million ($105 million), respectively, and gross realized losses for each of the related periods were ¥35,496 million, ¥1,223 million and ¥809 million ($8 million), respectively. These amounts are included in “Other, net” in the accompanying consolidated statements of income and in “Cash flows from operating activities: Other” in the accompanying consolidated statements of cash flows.

The amounts of net losses reclassified out of accumulated other comprehensive income (loss) into retained earnings for the years ended March 31, 2003 and 2004 were ¥348 million and ¥429 million ($4 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2004 are as follows:

	2004		2004
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥5,384	¥5,412	$51	$51
Due after 1 year through 5 years	10,769	10,921	103	104
Due after 5 years through 10 years	5,506	5,518	52	53
Due after 10 years	—	—	—	—

Total	¥21,659	¥21,851	$206	$208

On January 22, 2001, NTT DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion), and was accounted for on the cost basis. As discussed in Note 7, on July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, NTT DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market value of the warrants was computed using the Black-Scholes option pricing methodology until the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless is $15 and is below the exercise price of the warrant of $35 per share. In addition, the price movement of AT&T Wireless shares shows that the capital market expects that the merger will go through, although the transaction is subject to approval by regulatory authorities, and other closing conditions. Consequently, NTT DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥28,534 million, ¥599 million and ¥1,706 million ($16 million) has been included in “Other, net” in the accompanying consolidated statements of income for the years ended March 31, 2003 and 2004, respectively.

In the ordinary course of business, NTT maintains long-term investment securities, which are included in marketable securities and other investments. The aggregate carrying amounts of the investments in privately held companies were ¥91,170 million and ¥103,526 million ($986 million) at March 31, 2003 and 2004, respectively. The corresponding fair values at those dates were not readily determinable. Other investments in various private companies in which NTT does not have significant influence are recorded using the cost method of accounting.

9.    Goodwill and other intangible assets:

Goodwill—

On September 8, 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition, which was recorded under the purchase method of accounting, included the purchase of Verio’s outstanding shares for a total purchase price of ¥529,639 million. A portion of the purchase price has been allocated to assets and liabilities assumed based on the estimated fair value at the date of acquisition while the balance of $5,199 million was recorded as goodwill and was amortized over ten years. Upon the adoption of SFAS 142, NTT evaluated the classification between existing goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations,” and reclassified assembled workforce from intangible assets to goodwill at April 1, 2001.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the transitional goodwill impairment test, which resulted in a pre-tax transitional impairment loss of ¥257,799 million relating to Verio, a reporting unit of the “Long distance communications and international services” segment, NTT has also completed the impairment test as certain events or changes in circumstances indicated that goodwill of a reporting unit might be impaired.

Due to increased competition, collapse of the dot-com bubble economy, increasing debt burdens and significant volatility in share prices of the telecommunications and internet-related companies in the U.S. market, Verio reported that its revenues would be lower than expected in their fiscal year ended December 31, 2001. Based on that trend, Verio revised its business plan, including a change in sales strategy and a reduction of operating costs. As a result, NTT recorded a pre-tax goodwill impairment loss of ¥203,367 million included in “Write-down of goodwill and other intangible assets” in the consolidated statement of income for the year ended March 31, 2002 under SFAS 142.

In September 2002, Verio made a downward revision in its business plans due to such factors as the stagnant U.S. economy and decline in market demand, which have led to the deterioration of the business environment. It was in response to changes in Verio’s business plans that NTT performed the goodwill impairment test and recorded an impairment loss of ¥30,083 million included in “Write-down of goodwill and other intangible assets” in the consolidated statement of income for the year ended March 31, 2003. Since then, Verio’s performance has been in accordance with its revised business plan and management does not believe that the fair value of that reporting unit has declined. As of March 31, 2004, Verio had goodwill of ¥61,047 million ($581 million).

For the year ended March 31, 2003, NTT recorded goodwill of ¥127,884 million in connection with NTT DoCoMo’s share exchanges. NTT recorded goodwill of ¥85,541 million ($815 million) for the year ended March 31, 2004 in connection with NTT DoCoMo’s share repurchase program. Further explanation is given in Note 19.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	2003
	Long distance communications and international services	Wireless services	Total
	Millions of yen
Balance at March 31, 2002	¥100,897	¥5,312	¥106,209
Goodwill acquired during year	1,439	127,884	129,323
Impairment losses	(30,083)	—	(30,083)
Foreign currency translation adjustments	(1,387)	—	(1,387)

Balance at March 31, 2003	¥70,866	¥133,196	¥204,062

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004
	Long distance communications and international services	Wireless services	Total
	Millions of yen
Balance at March 31, 2003	¥70,866	¥133,196	¥204,062
Goodwill acquired during year	—	85,669	85,699
Foreign currency translation adjustments	(8,200)	—	(8,200)

Balance at March 31, 2004	¥62,666	¥218,895	¥281,561

	2004
	Long distance communications and international services	Wireless services	Total
	Millions of U.S. dollars
Balance at March 31, 2003	$675	$1,269	$1,944
Goodwill acquired during year	—	816	816
Foreign currency translation adjustments	(78)	—	(78)

Balance at March 31, 2004	$597	$2,085	$2,682

Other intangible assets—

Intangible assets subject to amortization are comprised of the following:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Computer software	¥3,149,155	¥3,414,129	$32,516
Rights to use utility facilities	312,097	323,858	3,084
Other	127,237	102,987	981

Accumulated amortization	(2,218,885)	(2,516,170)	(23,964)

Total	¥1,369,604	¥1,324,804	$12,617

In above table, the net carrying amounts of computer software as of March 31, 2003 and 2004 are ¥1,175,146 million and ¥1,167,540 million ($11,119 million), respectively.

Upon adoption of SFAS 142, NTT reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods, and determined that no intangible assets have indefinite lives. The aggregate amortization expense for intangible assets for the years ended March 31, 2002, 2003 and 2004 were ¥495,884 million, ¥501,984 million and ¥465,645 million ($4,435 million), respectively.

In addition, as Verio revised its business plan, NTT recorded, in accordance with SFAS 121/144, a pre-tax impairment loss of intangible assets amounting to ¥28,437 million and ¥6,858 million for the years ended March 31, 2002 and 2003, respectively, which is included in “Write-down of goodwill and other intangible assets” in the consolidated statements of income.

Computer software is recorded at cost and is amortized on a straight-line basis over an estimated useful life, which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging twelve years.

The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending March 31, 2009 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars

2005	¥381,586	$3,634
2006	292,129	2,782
2007	215,344	2,051
2008	138,167	1,316
2009	68,793	655

10. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2003 and 2004 comprised the following:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term bank loans bearing interest at weighted average rates of 0.30% and 0.30% per annum at March 31, 2003 and 2004, respectively	¥208,033	¥155,707	$1,483
Commercial paper of 0.04% and 0.01% per annum at March 31, 2003 and 2004, respectively	186,900	129,000	1,229
Borrowing denominated in U.S. dollar:
Unsecured short-term bank loans bearing interest at weighted average rates of 1.90% and 1.28% per annum at March 31, 2003 and 2004, respectively	16,688	3,382	32
Borrowing denominated in Malaysian ringgit:
Unsecured short-term bank loans bearing interest at weighted average rate of 4.18% per annum at March 31, 2003	270	—	—

	¥411,891	¥288,089	$2,744

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2003 and 2004 comprised the following:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.30% – 4.75% coupon bonds due 2004 – 2013	¥2,641,650	¥2,653,180	$25,268
0.152% – 2.5% Euro yen notes due 2004 – 2007	182,734	183,234	1,745
0.3% (weighted average) floating rate domestic bonds due 2005 – 2007	3,000	3,000	29
0.1% (weighted average) floating rate Euro yen notes due 2005	35,000	10,000	95
Secured indebtedness to banks—
1.9% (weighted average) loans due 2004 – 2019	5,357	9,780	93
Unsecured indebtedness to banks—
1.5% (weighted average) loans due 2004 – 2022	2,668,377	2,223,765	21,179
0.3% (weighted average) floating rate loans due 2004 – 2008	332,736	247,344	2,356

	5,868,854	5,330,303	50,765

Debt denominated in foreign currencies:
3.5% – 6% U.S. dollar notes due 2008	193,820	117,259	1,117
1.740% floating rate U.S. dollar notes due 2007	9,696	8,535	81
5.125% Swiss franc bonds due 2006	7,998	7,515	72
7.375% Sterling pound bonds due 2003	48,363	—	—
3.750% Euro notes due 2006	98,498	97,785	931
Unsecured indebtedness to banks—
1.5% (weighted average) U.S. dollar floating rate loans due 2004 – 2008	53,000	73,220	697

	411,375	304,314	2,898

Total long-term debt principal	6,280,229	5,634,617	53,663
Less—Deferred bond discounts	(1,438)	(1,051)	(10)

	6,278,791	5,633,566	53,653
Less—Current maturities	(821,469)	(877,448)	(8,357)

Total long-term debt	¥5,457,322	¥4,756,118	$45,296

Interest rates and due dates are in the above table stated at March 31, 2004.

All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2004 stipulate that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

Assets totaling ¥20,000 million ($190 million) included in “Other assets” are restricted to the repayment of the debt obligation totaling ¥20,000 million ($190 million) as of March 31, 2004.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2004, and the aggregate amounts of annual maturities from year ending March 31, 2004 to year ending March 31, 2009 and thereafter are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥877,448	$8,357
2006	774,266	7,374
2007	794,761	7,569
2008	781,335	7,441
2009	565,311	5,384
Thereafter	1,840,445	17,528

Total	¥5,633,566	$53,653

11.     Employees’ severance payments:

(1)    Severance Payments and Qualified Pension Plan

Employees whose services with NTT Group are terminated are normally entitled to lump-sum severance payments and pension payments based on NTT’s severance payment plan, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

In the year ended March 31, 1993, NTT and certain subsidiaries introduced a non-contributory funded qualified pension plan. The benefits under the plan cover 28% of the severance amount payable under the prior severance scheme to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee. In the year ended March 31, 2001, NTT made amendments to the severance payment plan, which resulted in the reduction of the projected benefit obligation. The effect of such a reduction in the projected benefit obligation has been reflected as an offset of unrecognized prior service cost.

On November 9, 2001, NTT and its seven main consolidated subsidiaries, including NTT East and NTT West, agreed with the labor union to implement a structural reform plan, which reduced the expected years of future services of current employees of NTT East and NTT West. The effect of this change in the actuarial assumption of employees’ expected years of future services increased the projected benefit obligation and was reflected as an actuarial loss. This structural reform plan included reducing personnel costs through adopting a fundamental outsourcing strategy and diversifying employment types, and further reductions in various other costs. Under this plan, NTT East and NTT West moved their order-taking, SOHO sales, equipment maintenance and operations, repair work, etc., to newly-established outsourcing companies in each region (prefecture or block of prefectures) and introduced a system whereby transferred employees age 51 or over would be retired from NTT East and NTT West and rehired by the outsourcing companies. On May 1, 2002, upon the implementation of this structural reform, a total of approximately 60,000 employees of NTT East and NTT West were retired from these companies and rehired by the outsourcing companies, which resulted in a curtailment of the severance scheme that significantly reduced the expected years of future services of current employees of NTT East and NTT West, in accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” In this connection, a curtailment loss of ¥322,736 million was recognized in the year ended March 31, 2002.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2003, NTT and eighteen of its consolidated subsidiaries, including NTT East and NTT West, introduced a point system under which a set sum is added every year reflecting the individual employee’s performance over that year. Although this amendment was not intended to lower the level of severance payments, it changed the expected severance amounts for employees and reduced the projected benefit obligation as of March 31, 2003, by a total of ¥70,188 million. From the year ended March 31, 2004, the effect of this reduction in the projected benefit obligation has been reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

In April 2004, NTT Group’s qualified pension plan was converted to a contract-type corporate pension plan under the Law Concerning Defined-Benefit Corporate Pension Plans, and a rule was introduced under which the level of future pension benefits for plan participants whose benefits have not been vested would fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥119,937 million ($1,142 million) in December 2003, when the qualified pension plan was amended. From the plan amendment date, the effect of such a reduction in the projected benefit obligation is reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

The following table presents the reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets based on NTT severance payment plan during the years ended March 31, 2003 and 2004. NTT uses a March 31 measurement date.

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥3,958,727	¥2,802,684	$26,692
Service cost	101,199	99,461	947
Interest cost	66,487	54,191	516
Plan amendment	(70,188)	(122,333)	(1,165)
Actuarial loss (gain)	172,134	(25,822)	(246)
Other	5,737	8,481	81
Benefit payments (Severance payments and Pension)	(1,431,412)	(236,482)	(2,252)

Benefit obligation, end of year	2,802,684	2,580,180	24,573

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	879,410	798,583	7,606
Actual return on plan assets	(107,634)	132,221	1,259
Employer contributions	97,406	126,146	1,201
Other	3,803	3,684	35
Benefits payments (Pension)	(74,402)	(61,931)	(590)

Fair value of plan assets, end of year	798,583	998,703	9,511

At March 31:
Funded status	(2,004,101)	(1,581,477)	(15,062)
Unrecognized net actuarial loss	434,653	283,075	2,696
Unrecognized transition obligation	10,185	5,430	52
Unrecognized prior service cost (*1)	(151,242)	(241,157)	(2,297)

Net amount recognized	¥(1,710,505)	¥(1,534,129)	$(14,611)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(1,967,583)	¥(1,573,970)	$(14,990)
Other intangibles and other assets	8,934	4,649	44
Accumulated other comprehensive loss	248,144	35,192	335

Net amount recognized	¥(1,710,505)	¥(1,534,129)	$(14,611)

The accumulated benefit obligation was ¥2,762,747 million and ¥2,537,474 million ($24,166 million) at March 31, 2003 and 2004, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension scheme that recognizes the minimum obligation on March 31, 2003 and 2004 are as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,782,994	¥418,100	$3,982
Accumulated benefit obligation	2,743,057	407,465	3,881
Fair value of plan assets	798,657	172,605	1,644

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2004 included the following components:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Service cost	¥130,725	¥101,199	¥99,461	$947
Interest cost on projected benefit obligation	110,567	66,487	54,191	516
Expected return on plan assets	(24,997)	(23,853)	(21,093)	(201)
Amortization of unrecognized net acturial loss	3,542	2,759	13,984	133
Amortization of unrecognized transition obligation	69,497	4,701	4,702	45
Amortization of unrecognized prior service cost	(30,916)	(38,695)	(32,417)	(308)

	258,418	112,598	118,828	1,132
Curtailment loss	322,736	—	—	—

Total cost for employees’ severance as recorded in the consolidated statements of income	¥581,154	¥112,598	¥118,828	$1,132

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2002	2003	2004
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate		2.0%	2.0%
Rate of compensation increase		1.5-3.4%	1.5-3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.5%	2.5%	2.0%
Rate of compensation increase	1.6-4.2%	1.5-3.4%	1.5-3.4%
Expected long-term return on plan assets	3.0%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category, are as follows:

	2003	2004
At March 31
Domestic bonds	34.8%	28.3%
Domestic stocks	27.7%	26.6%
International bonds	16.6%	19.0%
International stocks	18.7%	14.7%
Other financial instruments	2.2%	11.4%

Total	100.0%	100.0%

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group will review the asset allocations, as necessary. The target allocations in March 2004 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock carried at their fair value of ¥14,707 million (1.8% of total plan assets) and ¥10,909 million (1.1 % of total plan assets and $104 million) at March 31, 2003 and 2004, respectively.

NTT Group expects to contribute ¥124,120 million ($1,182 million) to the contract-type corporate pension plan in the year ending March 31, 2005.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    Social Welfare Pension Scheme and the NTT Kosei-Nenkin-Kikin

Since incorporation in April 1985, both NTT Group and its employees had made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting Pensions” and, accordingly, contributions were recognized as expense when they were made to such plan.

As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into a) the national Kosei-Nenkin (“National Plan”), b) NTT Kosei-Nenkin-Kikin (“NTT Plan”) and c) the Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan).

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The total amounts of contributions were ¥89,913 million, ¥85,888 million and ¥95,444 million ($909 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

b)    The NTT Plan

NTT established the NTT Plan in April 1997. Both NTT Group and its employees make contributions to such plan to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT Plan is regulated under the Japanese Welfare Pension Insurance Law and covers a substitutional potion of the National Plan. The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and accounts for benefit obligations etc. separately from the severance payment and qualified pension plan as described in the preceding paragraph in (1) above.

In the year ended March 31, 2002, based on revisions of the Japanese Welfare Pension Insurance Law in March 2000, NTT amended the NTT Plan’s provision that the beginning date of paying benefits to its employees was deferred from 60 years old to 65 years old. The amendment reduced its projected benefit obligation.

In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Plan applied to the Japanese Government for permission to be relieved of the future obligations to disburse the NTT Plan benefits covering the substitutional portion and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be. Based on the relief of these future obligations, net pension cost for the NTT Plan for the year ended March 31, 2004 decreased by ¥45,483 million ($433 million) and contributions to the National Plan increased by ¥12,489 million ($119 million).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the NTT Plan’s benefit obligations and fair value of assets of the NTT Plan at March 31, 2003 and 2004. NTT uses a March 31 measurement date.

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,528,344	¥1,858,506	$17,700
Service cost	123,421	84,307	803
Interest cost	38,473	36,536	348
Actuarial loss (gain)	146,717	(21,398)	(203)
Other	26,474	3,289	31
Benefit payments	(4,923)	(7,236)	(69)

Benefit obligation, end of year	1,858,506	1,954,004	18,610

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,021,854	969,314	9,232
Actual return on plan assets	(131,693)	164,039	1,562
Employer contributions	35,953	22,310	212
Employee contributions	28,532	15,337	146
Other	19,583	1,943	19
Benefits payments	(4,915)	(7,231)	(69)

Fair value of plan assets, end of year	969,314	1,165,712	11,102

At March 31:
Funded status	(889,192)	(788,292)	(7,508)
Unrecognized net actuarial loss	676,557	473,025	4,505
Unrecognized prior service cost (*1)	(45,289)	(40,582)	(386)

Net amount recognized	¥(257,924)	¥(355,849)	$(3,389)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The following table provides the amounts recognized in the consolidated balance sheets:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(538,952)	¥(449,378)	$(4,280)
Accumulated other comprehensive loss	281,028	93,529	891

Net amount recognized	¥(257,924)	¥(355,849)	$(3,389)

The accumulated benefit obligation was ¥1,502,217 million and ¥1,615,090 million ($15,382 million) at March 31, 2003 and 2004, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension scheme that recognizes the minimum obligation on March 31, 2003 and 2004 are as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥1,773,237	¥1,954,004	$18,610
Accumulated benefit obligation	1,442,433	1,615,090	15,382
Fair value of plan assets	917,168	1,165,712	11,102

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2004 included the following components:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Service cost	¥139,736	¥123,421	¥84,307	$803
Interest cost on projected benefit obligation	38,081	38,473	36,536	348
Expected return on plan assets	(30,629)	(26,322)	(25,002)	(238)
Amortization of unrecognized net acturial loss	7,834	21,033	44,051	419
Amortization of unrecognized prior service cost	(1,397)	(4,385)	(4,552)	(43)
Employee contributions	(31,273)	(28,532)	(15,337)	(146)

Total cost for employees’ severance as recorded in the consolidated statements of income	¥122,352	¥123,688	¥120,003	$1,143

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2002	2003	2004
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate		2.0%	2.0%
Rate of compensation increase		2.0-4.7%	2.0-4.7%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.5%	2.5%	2.0%
Rate of compensation increase	2.0-4.7%	2.0-4.7%	2.0-4.7%
Expected long-term return on plan assets	3.0%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, the NTT Plan considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category, are as follows:

	2003	2004
At March 31
Domestic bonds	35.1%	29.1%
Domestic stocks	28.1%	28.1%
International bonds	16.7%	19.5%
International stocks	18.7%	15.2%
Other financial instruments	1.4%	8.1%

Total	100.0%	100.0%

The NTT Plan’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the NTT Plan selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT Plan then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT Plan will review the asset allocations, as necessary. The target allocations in March 2004 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock carried at their fair value of ¥18,369 million (1.9% of total plan assets) and ¥15,096 million (1.3% of total plan assets and $144 million) at March 31, 2003 and 2004, respectively.

NTT Group expects to contribute ¥12,312 million ($117 million) to the NTT Plan in the year ending March 31, 2005.

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

Based on the provisions of the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislation, NTT pays contributions set by the Japanese Government every year to the Special Accounting Fund for the NTT Plan to cover the costs of pension benefits based on the Former Public Corporation Employee Mutual Aid Association Law to cover benefits for the period of service in and prior to June 1956 of employees who retired in July 1956 or later from NTT, Public Corporation, and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications).

The Special Accounting Fund for the NTT Plan is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employee plan as defined by

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The amounts of contributions were ¥88,904 million, ¥77,376 million and ¥71,236 million ($678 million) for the years ended March 31, 2002, 2003 and 2004, respectively, and NTT expects such contributions will decrease year by year.

12.    Restructuring charges:

In the year ended March 31, 2002, NTT recorded restructuring costs in relation to the implementation of the business restructuring of NTT East and NTT West, both of which form part of the “Regional communications services” segment. In the financial statements at March 31, 2002, the accrued amount of these costs was included in “Liability for employees’ severance payments” in the amount of ¥322,736 million, and in “Accrued payroll” in the amount of ¥196,090 million. In accordance with progress being made with the restructuring, ¥322,736 million of “Liability for employees’ severance payments” and ¥150,113 million of “Accrued payroll” were disbursed in the year ended March 31, 2003 and ¥21,218 million ($202 million) of “Accrued payroll” was disbursed in the year ended March 31, 2004.

In the year ended March 31, 2002, NTT also recorded restructuring costs in relation to the reform of business activities relating to Verio and to the implementation of restructuring by domestic subsidiaries other than NTT East and NTT West. At March 31, 2002, the accrued amount of these costs was included in “Accrued payroll” in the amount of ¥19,907 million, and in “Other” in the “Current liabilities” section of the balance sheet in the amount of ¥61,281 million. In accordance with progress being made with the reforms at Verio and with the restructuring, ¥18,998 million of “Accrued payroll” and ¥41,909 million of “Other” were disbursed in the year ended March 31, 2003 and ¥397 million ($4 million) of “Accrued payroll” and ¥7,735 million ($74 million) of “Other” were disbursed in the year ended March 31, 2004.

Reconciliation in “Liability for employees’ severance payments”, “Accrued payroll” and “Other” in the years ended March 31, 2003 and 2004 is as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Liability for employees’ severance payments:
At beginning of year	¥322,736	¥—	$—
Payments or settlements	(322,736)	—	—

At end of year	¥—	¥—	$—

Accrued payroll:
At beginning of year	¥215,997	¥46,886	$447
Payments or settlements	(169,111)	(21,615)	(206)

At end of year	¥46,886	¥25,271	$241

Other:
At beginning of year	¥61,281	¥18,615	$177
Additions	—	2,627	25
Payments or settlements	(41,909)	(7,735)	(74)
Foreign currency translation adjustments	(757)	(1,735)	(16)

At end of year	¥18,615	¥11,772	$112

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Income taxes:

In September 2002, NTT applied for approval to submit a consolidated tax return, and approval was received in February 2003. The accounting procedures and presentation used in the consolidated tax return system are applied from the year ended March 31, 2003.

Through the application of the Consolidated Tax System, from the year ended March 31, 2003, the amount of corporate income tax and adjusted amounts related to corporate income tax, etc. will be calculated by totaling the taxable income of NTT and its wholly owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of March 31, 2004, NTT had 173 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

On March 31, 2003, the Law to Partially Revise the Local Tax Law was promulgated, which introduced the pro forma standard taxation system on April 1, 2004, for one-fourth of the corporate enterprise tax assessed on income where the tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased approximately ¥56 billion and net income decreased approximately ¥47 billion (net of minority interest).

NTT is subject to a number of different taxes, based on income with an aggregate statutory tax rate in Japan of approximately 42%. Reconciliation of the difference of the effective tax rates of NTT and the statutory tax rates are as follows:

	Percent of income before income taxes
	2002	2003	2004
Statutory tax rate	(41.99)%	42.00%	42.00%
Adjustment by introduction of pro forma standard taxation of corporate enterprise tax	—	3.91	—
Net tax effect of write-down of investments and recognition of temporary difference	(16.16)(*1)	—	—
Net change in valuation allowance	(23.60)	2.68	(0.88)
Other	0.63	1.54	(1.63)

Effective tax rate	(81.12)%	50.13%	39.49%

(*1)	NTT Group recognized impairment losses which were not deducted in determining current taxes payable in the year ended March 31, 2002. However, the temporary difference between the written-down book basis and the tax basis of those investments has been recognized as a deferred tax asset. The excess of the amount of the recognized temporary difference over the tax effect of the losses, resulted in a net benefit in determining income tax expense (benefit) in the year ended March 31, 2002.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ severance payments	¥844,238	¥716,743	$6,826
Accrued enterprise tax	28,224	30,560	291
Depreciation	200,161	219,095	2,087
Payable for additional lump-sum severance payments	10,147	2,889	28
Impairment of investments in foreign companies	837,248	797,838	7,598
Compensated absences	93,251	96,617	920
Accrued bonus	39,616	46,265	441
Unamortized purchases of leased assets	46,662	46,018	438
Operating loss carryforward	474,560	346,311	3,298
Unrealized losses on securities	1,953	—	—
Other	213,649	195,246	1,859

Total gross deferred tax assets	2,789,709	2,497,582	23,786
Less—Valuation allowance	(63,516)	(60,953)	(580)

Total deferred tax assets	2,726,193	2,436,629	23,206

Deferred tax liabilities:
Unrealized gains on securities	—	(23,292)	(222)
Special depreciation reserve	(4,242)	(11,584)	(110)
Gains on sales of subsidiary stocks	(576,007)	(556,622)	(5,301)
Foreign currency translation adjustments	(57,536)	(37,554)	(358)
Other	(67,769)	(47,187)	(449)

Total gross deferred tax liabilities	(705,554)	(676,239)	(6,440)

Net deferred tax assets	¥2,020,639	¥1,760,390	$16,766

The valuation allowance at March 31, 2003 and 2004 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2003 was an increase of ¥43,629 million, and for the year ended March 31, 2004 was a decrease of ¥2,563 million ($24 million), respectively.

During the years ended March 31, 2002, 2003 and 2004, through utilization of operating loss carryforwards, ¥11,864 million, ¥1,465 million and ¥139,609 million ($1,330 million) of tax benefits have been realized, respectively.

Net deferred tax assets at March 31, 2003 and 2004 are included in the consolidated balance sheets as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥231,611	¥256,719	$2,445
Deferred income taxes (investments and other assets)	1,950,420	1,677,505	15,976
Other current liabilities	(4)	(613)	(6)
Other long-term liabilities	(161,388)	(173,221)	(1,649)

Total	¥2,020,639	¥1,760,390	$16,766

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2004 amounted to ¥812,835 million ($7,741 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire mainly in six years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14.    Consumption tax:

The consumption tax rate, with minor exceptions, for all taxable goods and services is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services.

15.    Shareholders’ equity:

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

On November 24, 1995, based upon the resolution of the board of directors’ meeting held on April 28, 1995, NTT capitalized the aggregate amount of ¥15,600 million of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2% of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for under generally accepted accounting principles in the United States, ¥234,624 million would have been transferred from retained earnings to the applicable capital account.

The Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions on the amount, and (iii) an amount equal to at least 10% of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital computed in accordance with generally accepted accounting principles in Japan.

The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. Any amount of the capital surplus and legal reserve exceeding 25% of stated capital is available for distribution upon approval of the shareholders’ meeting.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2004 was ¥1,415,791 million ($13,484 million).

In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2004 includes amounts representing final cash dividends of ¥39,353 million ($375 million), ¥2,500 ($24) per share, which were approved at the shareholders’ meeting held on June 29, 2004.

Prior to the recent amendments to the Japanese Commercial Code, purchase and retirement by NTT of its own shares could be made at any time by resolution of the board of directors’ meeting within certain limits as to number of shares and total purchase price. However, following such amendments, purchase by NTT of its own shares is subject to the prior approval of shareholders at the ordinary general meeting of shareholders, which includes the maximum number of shares purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, NTT may purchase its own shares at any time during the period up to the conclusion of next ordinary general meeting of shareholders.

On May 14, 2002, the board of directors resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which were discussed and resolved by the ordinary general meeting of shareholders held on June 27, 2002, resolve that NTT could acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2003. On October 8, 2002, based on this resolution, NTT acquired 200,000 shares of its common stock for a total purchase price of ¥86,200 million.

Based on the resolution of the board of directors’ meeting held on March 25, 2003, NTT retired 202,145 of its own shares (purchase price: ¥87,182 million).

On May 13, 2003, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion ($952 million) until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2004. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 27, 2003. Based on this resolution, NTT acquired 190,460 shares of its common stock for a total purchase price of ¥99,999 million ($952 million) from October 15, 2003 through December 12, 2003.

Based on the resolution of the board of directors’ meeting held on March 30, 2004, NTT retired 191,236 of its own shares (purchase price: ¥100,391 million ($956 million)).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 14, 2004, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 1,000,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion ($5,714 million) until the conclusion of the ordinary general meeting of shareholders to be held for the year ending March 31, 2005. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 29, 2004.

	Change in shares
	Shares outstanding	Treasury stock
Balance at March 31, 2001	16,134,590	11
Acquisition of treasury stock through purchase of odd-lot shares		422
Sale of treasury stock		(219)
Balance at March 31, 2002	16,134,590	215
Acquisition of treasury stock through purchase of odd-lot shares		1,939
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		200,000
Retirement of treasury stock		(202,145)
Balance at March 31, 2003	15,932,445	9
Acquisition of treasury stock through purchase of odd-lot shares		775
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		190,460
Retirement of treasury stock		(191,236)

Balance at March 31, 2004	15,741,209	8

Accumulated other comprehensive income (loss)—

An analysis of the changes for the years ended March 31, 2002, 2003 and 2004 in accumulated other comprehensive income (loss) is shown below:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥21,743	¥20,707	¥(2,413)	$(23)
Change during the year	(1,036)	(23,120)	35,112	334

At end of year	¥20,707	¥(2,413)	¥32,699	$311

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥—	¥(9,717)	¥776	$7
Cumulative effect of an accounting change	(8,250)	—	—	—
Change during the year (*1)	(1,467)	10,493	1,311	13

At end of year	¥(9,717)	¥776	¥2,087	$20

Foreign currency translation adjustments:
At beginning of year	¥34,048	¥90,836	¥80,402	$766
Change during the year	56,788	(10,434)	(16,374)	(156)

At end of year	¥90,836	¥80,402	¥64,028	$610

Minimum pension liability adjustments:
At beginning of year	¥(4,150)	¥(25,852)	¥(295,848)	$(2,818)
Change during the year	(21,702)	(269,996)	224,163	2,135

At end of year	¥(25,852)	¥(295,848)	¥(71,685)	$(683)

Total accumulated other comprehensive income (loss):
At beginning of year	¥51,641	¥75,974	¥(217,083)	$(2,068)
Cumulative effect of an accounting change	(8,250)	—	—	—
Change during the year	32,583	(293,057)	244,212	2,326

At end of year	¥75,974	¥(217,083)	¥27,129	$258

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(*1)	This means net change in unrealized gain (loss) on derivative instruments (net of tax) and is as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Unrealized gain arising during the period	¥719	¥6,873	$66
Less—Reclassification adjustment for gain included in net income	9,774	(5,562)	(53)

Net change in unrealized gain (loss) on derivative instruments	¥10,493	¥1,311	$13

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2002, 2003 and 2004 are shown below:

	Pre-tax amount	Tax expense / (benefit)	Net-of-tax amount
	Millions of yen
For the year ended March 31, 2002:
Unrealized gain (loss) on securities	¥(746)	¥(290)	¥(1,036)
Unrealized gain (loss) on derivative instruments	(16,276)	6,559	(9,717)
Foreign currency translation adjustments	146,898	(90,110)	56,788
Minimum pension liability adjustment	(39,953)	18,251	(21,702)

Other comprehensive income (loss)	¥89,923	¥(65,590)	¥24,333

For the year ended March 31, 2003:
Unrealized gain (loss) on securities	¥(40,651)	¥17,531	¥(23,120)
Unrealized gain (loss) on derivative instruments	17,228	(6,735)	10,493
Foreign currency translation adjustments	(35,649)	25,215	(10,434)
Minimum pension liability adjustment	(464,631)	194,635	(269,996)

Other comprehensive income (loss)	¥(523,703)	¥230,646	¥(293,057)

For the year ended March 31, 2004:
Unrealized gain (loss) on securities	¥60,938	¥(25,826)	¥35,112
Unrealized gain (loss) on derivative instruments	2,190	(879)	1,311
Foreign currency translation adjustments	(43,307)	26,933	(16,374)
Minimum pension liability adjustment	387,798	(163,635)	224,163

Other comprehensive income (loss)	¥407,619	¥(163,407)	¥244,212

	Pre-tax amount	Tax expense/ (benefit)	Net-of-tax amount
	Millions of U.S. dollars
For the year ended March 31, 2004:
Unrealized gain (loss) on securities	$580	$(246)	$334
Unrealized gain (loss) on derivative instruments	21	(8)	13
Foreign currency translation adjustments	(412)	256	(156)
Minimum pension liability adjustment	3,693	(1,558)	2,135

Other comprehensive income (loss)	$3,882	$(1,556)	$2,326

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications services segment principally comprises revenues from fixed voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The long distance communications and international services segment principally comprises revenues from fixed voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The wireless services segment principally comprises revenues from mobile voice transmission services, data transmission services, sales of telecommunications equipment, and other operating revenues.

The data communications services segment principally comprises revenues from system integration services.

The other services segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Reflecting its business, NTT Group continuously reviews its management model and structure, which may result in additional adjustments to its operating segments in the future.

In the year ended March 31, 2003, NTT-ME Corporation, NTT Directory Services Co., and 10 other companies have been reclassified from the other services segment to the regional communications services segment and Verio and 11 other companies have been reclassified from the other services segment to the long distance communications and international services segment.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments —

Sales and operating revenue:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications services—
Customers	¥4,279,085	¥4,125,055	¥4,061,919	$38,685
Intersegment	826,754	717,848	673,741	6,417

Total	5,105,839	4,842,903	4,735,660	45,102
Long distance communications and international services—
Customers	1,153,732	1,068,659	1,057,373	10,070
Intersegment	177,964	164,502	132,088	1,258

Total	1,331,696	1,233,161	1,189,461	11,328
Wireless services—
Customers	4,646,995	4,780,418	5,022,576	47,834
Intersegment	12,259	28,670	25,489	243

Total	4,659,254	4,809,088	5,048,065	48,077
Data communications services—
Customers	699,795	690,167	697,821	6,646
Intersegment	102,172	141,942	128,127	1,220

Total	801,967	832,109	825,948	7,866
Other—
Customers	248,146	258,847	255,848	2,437
Intersegment	774,567	1,058,356	988,718	9,416

Total	1,022,713	1,317,203	1,244,566	11,853
Elimination	(1,893,716)	(2,111,318)	(1,948,163)	(18,554)

Consolidated total	¥11,027,753	¥10,923,146	¥11,095,537	$105,672

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications services	¥(691,510)	¥169,429	¥248,395	$2,366
Long distance communications and international services	(296,243)	49,338	90,524	862
Wireless services	1,013,874	1,056,719	1,102,918	10,504
Data communications services	53,759	58,785	38,317	365
Other	(48,939)	1,394	29,115	277

Total	30,941	1,335,665	1,509,269	14,374
Elimination	30,593	27,892	51,052	486

Consolidated operating income	61,534	1,363,557	1,560,321	14,860
Other income	135,539	263,820	130,940	1,247
Other expenses	287,531	222,352	163,913	1,561

Consolidated income (loss) before income taxes	¥(90,458)	¥1,405,025	¥1,527,348	$14,546

Equity in earnings (losses) of affiliated companies:
Regional communications services	¥(2,103)	¥(93)	¥19	$0
Long distance communications and international services	(28,188)	(1,982)	469	5
Wireless services	(645,341)	(324,241)	(21,960)	(209)
Data communications services	(3,249)	(839)	(53)	(1)
Other	10,193	(2,381)	1,202	12

Consolidated total	¥(668,688)	¥(329,536)	¥(20,323)	$(193)

Assets:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Total Assets:
Regional communications services	¥10,708,375	¥9,652,161	¥9,093,204	$86,602
Long distance communications and international services	1,664,322	1,633,808	1,542,258	14,688
Wireless services	6,056,354	6,058,007	6,347,807	60,455
Data communications services	1,116,155	1,183,354	1,189,030	11,324
Other	10,585,937	10,842,737	10,398,513	99,034

Total	30,131,143	29,370,067	28,570,812	272,103
Elimination	(8,706,337)	(9,586,467)	(9,135,939)	(87,009)

Consolidated total	¥21,424,806	¥19,783,600	¥19,434,873	$185,094

(Note) The amount of goodwill related to long distance communications and international services is included in the long distance communications and international services segment and the amount of goodwill related to wireless services is included in the wireless services segment. (See Note 9)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

	2002	2003	2004	2004
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications services	¥1,202,458	¥1,095,229	¥1,014,847	$9,665
Long distance communications and international services	173,631	161,973	145,263	1,384
Wireless services	638,055	749,197	720,997	6,867
Data communications services	154,702	158,207	164,639	1,568
Other	266,741	219,954	155,145	1,478

Total	2,435,587	2,384,560	2,200,891	20,962
Elimination	—	(6,796)	(3,833)	(37)

Consolidated total	¥2,435,587	¥2,377,764	¥2,197,058	$20,925

Capital investments for segment assets:
Regional communications services	¥783,208	¥730,264	¥813,212	$7,745
Long distance communications and international services	183,147	119,451	136,181	1,297
Wireless services	1,032,256	853,956	805,482	7,671
Data communications services	170,577	171,017	148,923	1,418
Other	122,738	102,927	109,800	1,046

Consolidated total	¥2,291,926	¥1,977,615	¥2,013,598	$19,177

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the years ended March 31, 2002, 2003 and 2004.

17.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as capital lease or operating lease.

Capital Lease—Lessee

Leases qualifying as capital leases at March 31, 2003 and 2004 were as follows:

Class of property	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Buildings	¥304,647	¥252,761	$2,407
Machinery, vessels and tools	214,249	273,731	2,607
Accumulated depreciation	(266,992)	(313,021)	(2,981)

Total	¥251,904	¥213,471	$2,033

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2004 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥34,388	$328
2006	33,627	320
2007	32,701	311
2008	24,315	232
2009	22,772	217
Thereafter	633,886	6,037

Total minimum lease payments	781,689	7,445
Less—Amount representing interest	510,814	4,865

Present value of net minimum lease payments	270,875	2,580
Less—Current obligation	13,061	125

Long-term capital lease obligations	¥257,814	$2,455

Operating Lease—Lessee

Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2002, 2003 and 2004 were ¥189,487 million, ¥178,642 million and ¥166,252 million ($1,583 million), respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2004 are as follows.

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥3,203	$30
2006	3,120	30
2007	3,098	30
2008	3,098	30
2009	3,098	30
Thereafter	20,385	193

Total	¥36,002	$343

Direct Financing Lease—Lessor

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Direct financing lease receivables at March 31, 2003 and 2004 were as follows:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥465,142	¥453,341	$4,317
Unearned income	(51,981)	(21,022)	(200)
Estimated residual values	7,638	6,625	63

	420,799	438,944	4,180
Less—Allowance for doubtful accounts	(3,198)	(4,767)	(45)

	417,601	434,177	4,135
Less—Current portion	(122,631)	(119,516)	(1,138)

Long-term direct financing lease receivables	¥294,970	¥314,661	$2,997

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

At March 31, 2004, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥151,937	$1,447
2006	112,562	1,072
2007	82,874	789
2008	57,196	545
2009	30,653	292
Thereafter	18,119	172

Total	¥453,341	$4,317

Operating Lease—Lessor

Certain consolidated subsidiaries also provide operating leases. Investments in operating leases at March 31, 2003 and 2004 were as follows:

Class of property	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥14,598	¥17,898	$170
Accumulated depreciation	(13,038)	(14,690)	(139)

Total	¥1,560	¥3,208	$31

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rentals under non-cancellable operating leases at March 31, 2004 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥2,023	$19
2006	1,022	10
2007	476	5
2008	12	0
2009	1	0
Thereafter	—	—

Total	¥3,534	$34

18.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2002, 2003 and 2004 were ¥390,892 million, ¥395,966 million and ¥354,862 million ($3,380 million), respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs, which are included in the selling, general and administrative expenses in the consolidated statements of income, were ¥120,565 million, ¥115,057 million and ¥119,628 million ($1,139 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

19.    Subsidiary stock transactions:

In May 2002, NTT DoCoMo entered into memoranda of understanding with its eight regional subsidiaries which provide that the eight regional subsidiaries shall become wholly owned subsidiaries of NTT DoCoMo by way of share exchanges. In connection therewith, NTT DoCoMo purchased 870,000 of its own shares at the amount of ¥234,462 million, and NTT sold 551,000 shares of NTT DoCoMo to NTT DoCoMo at that time based on its holding ratio. In November 2002, the share exchanges were carried out based on share exchange ratios determined using the valuation of both NTT DoCoMo’s and its subsidiaries’ common shares. As a result, NTT’s holdings in NTT DoCoMo decreased by 1.1% to 63.0% and profit from share sales of ¥138,718 million was recorded in the year ended March 31, 2003. The share exchanges were also accounted for using the purchase method in accordance with SFAS 141. The differences between the acquisition costs and the increase in the net assets of the eight subsidiaries were first assigned to the recognized assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges. The remainder was recorded as goodwill, amounting to ¥127,884 million on the consolidated balance sheet as of March 31, 2003.

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million ($1,856 million) under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in interest in NTT DoCoMo from 63.0% to 62.5%. The resulting gains of ¥49,269 million ($469 million) was recorded as a part of stockholders’ equity in accordance with NTT’s revised accounting policy with respect to change in interest transactions as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million ($1,905 million) under its share repurchase program. As a result of the repurchase, NTT’s interest in NTT

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest resulted in goodwill amounting to ¥85,541 million ($815 million) being recorded on the balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million ($80 million) in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7% and the resulting increase in interest will be recorded as goodwill.

20.    Foreign exchange gain and loss:

Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2002, 2003 and 2004 were losses of ¥16,129 million and ¥961 million, and a gain of ¥1,052 million ($10 million), respectively.

21.    Financial instruments:

Derivative instruments, hedging activities—

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

Interest Rate Risk Management

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2004. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the year ended March 31, 2004, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2004, approximately ¥830 million ($8 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Fair value of financial instruments

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, accrued payroll and derivative financial instruments.

	2003		2004		2004
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥(6,278,791)	¥(6,622,737)	¥(5,633,566)	¥(5,765,681)	$(53,653)	$(54,911)

The fair value of long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using NTT Group’s current incremental rates of borrowings for similar liabilities.

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2003 and 2004:

	2003	2004	2004
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥61,583	¥14,285	$136
Interest rate and currency swap agreements	¥726,901	¥583,085	$5,553

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2004.

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2004, including commitments for purchase of property, plant and equipment and other assets is as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥316,374	$3,014
2006	18,513	176
2007	6,416	61
2008	1,926	18
2009	1,831	17
Thereafter	3,066	29

Total	¥348,126	$3,315

Contingent liabilities at March 31, 2004 for loans guaranteed amounted to ¥30,926 million ($295 million). The principal component of this total was a ¥21,458 million ($204 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate.

On December 12, 2002, pursuant to a syndicated loan agreement that HTCL had entered into with financial institutions, NTT DoCoMo pledged as collateral certain of HTCL shares owned by NTT DoCoMo. The summary of the share pledge is as follows:

(1)	Total number of shares pledged	4,793 (3.8% of the total number of outstanding shares of HTCL)
(2)	Carrying value of shares pledged	¥6,980 million ($66 million)
(3)	Period of pledge	Until full repayment (Scheduled on March 31, 2006)
(4)	Enforcement of security	In case of default defined in the loan agreement

These shares are included in “Investments in affiliated companies” on the consolidated balance sheets.

On May 31, 2004, HTCL terminated the syndicated loan arrangement as it made early repayment of the syndicated loan. As a result, the pledge of the HTCL shares to financial institutions was terminated.

At March 31, 2004, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Subsequent events:

On March 30, 2004, the board of directors resolved that NTT may raise up to ¥100 billion by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2004. Based on this resolution, NTT issued eurobonds as follows:

Nippon Telegraph and Telephone Euro denominated straight bonds

Date of issue	June 9, 2004

Issue amount	€500 million (¥67,950 million)

Issue price	99.18%

Interest rate	4.125%

Date of maturity	June 9, 2011

Use of proceeds	Capital investments

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Year ended March 31, 2002:
Allowance for doubtful accounts	¥42,220	¥30,785	¥(30,000)	¥43,005

Year ended March 31, 2003:
Allowance for doubtful accounts	¥43,005	¥30,349	¥(31,373)	¥41,981

Year ended March 31, 2004:
Allowance for doubtful accounts	¥41,981	¥22,318	¥(23,982)	¥40,317

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2004:
Allowance for doubtful accounts	$400	$212	$(228)	$384

*1: Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Year ended March 31, 2002:
Valuation allowance—Deferred tax assets	¥41,232	¥4,159	¥(25,504)	¥19,887

Year ended March 31, 2003:
Valuation allowance—Deferred tax assets	¥19,887	¥45,907	¥(2,278)	¥63,516

Year ended March 31, 2004:
Valuation allowance—Deferred tax assets	¥63,516	¥21,305	¥(23,868)	¥60,953

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2004:
Valuation allowance—Deferred tax assets	$605	$203	$(227)	$581