Form 20-F
period 2005-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2005-06-30
CIK 769594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common stock	14,939,758 shares

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

Item 17  ☐    Item 18  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM	3	—	KEY INFORMATION	4

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	87

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	95

ITEM	8	—	FINANCIAL INFORMATION	97

ITEM	9	—	THE OFFER AND LISTING	97

ITEM	10	—	ADDITIONAL INFORMATION	100

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	106

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	108

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	109

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	109

ITEM	15	—	CONTROLS AND PROCEDURES	109

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	109

ITEM	16B	—	CODE OF ETHICS	109

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	110

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	111

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	111

PART III

ITEM	17	—	FINANCIAL STATEMENTS	112

ITEM	18	—	FINANCIAL STATEMENTS	112

ITEM	19	—	EXHIBITS	112

			SIGNATURES	113

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

Under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. (“NTT Law”) and for Japanese reporting purposes, NTT calculates the percentage of its Shares owned by the Government based on total number of issued Shares regardless of whether such Shares are outstanding for U.S. reporting purposes. In this annual report, where the percentage of total issued Shares differs from the percentage of outstanding Shares, the Government’s ownership of Shares is presented using both percentages.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of fiscal 2001 through fiscal 2005 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2004 and 2005, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended March 31, 2003, 2004 and 2005 and the Notes thereto appear elsewhere in this annual report.

STATEMENT OF EARNINGS DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2001	2002	2003	2004	2005	2005
	(millions of yen)					(millions of U.S. dollars)
Operating revenues	¥10,836,788	¥11,027,753	¥10,923,146	¥11,095,537	¥10,805,868	$100,990
Operating expenses	10,001,982	10,966,219	9,559,589	9,535,216	9,594,667	89,670

Operating income	834,806	61,534	1,363,557	1,560,321	1,211,201	11,320
Other expenses (income)	(470,351)	151,992	(41,468)	32,973	(512,111)	(4,786)

Income (loss) before income taxes	1,305,157	(90,458)	1,405,025	1,527,348	1,723,312	16,106
Income tax expenses (benefit)	592,206	(73,379)	704,271	603,211	713,918	6,672
Minority interest in consolidated subsidiaries	(161,324)	977	(114,980)	(259,952)	(290,225)	(2,713)
Equity in earnings (losses) of affiliated companies (including write-down of ¥653,751 million and ¥319,564 million, net of income taxes, in affiliates in 2002 and 2003)	(17,808)	(668,688)	(329,536)	(20,323)	(8,985)	(84)

Income (loss) before cumulative effect of accounting changes	533,819	(684,790)	256,238	643,862	710,184	6,637
Cumulative effect of accounting changes (net of income taxes of ¥108,534 million and ¥25,852 million in 2002 and 2003 and net of minority interest of ¥12,836 million in 2003)	—	(149,882)	(22,880)	—	—	—

Net income (loss)	¥533,819	¥(834,672)	¥233,358	¥643,862	¥710,184	$6,637

	2001	2002	2003	2004	2005	2005
	(yen, except share amount)					(U.S. dollars)
Per Share of common stock:(1)
Income (loss) before cumulative effect of accounting changes	¥33,465.58	¥(42,442.49)	¥15,975.52	¥40,607.65	¥45,891.26	$428.89
Cumulative effect of accounting changes	—	(9,289.51)	(1,426.49)	—	—	—
Net income (loss)	33,465.58	(51,732.00)	14,549.03	40,607.65	45,891.26	428.89
Cash dividends, applicable to earnings for the year	¥5,000.00	¥5,000.00	¥5,000.00	¥5,000.00	¥6,000.00	$56.07
Average number of Shares outstanding (adjusted to reflect changes in capital)	15,951,285.83	16,134,538.17	16,039,414.63	15,855,684.15	15,475,366.20

(1)	The financial data for per Share of common stock are appropriately adjusted for stock splits of NTT common stock. As of the end of fiscal 2005, NTT had 14,939,758 Shares outstanding.

BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2001	2002	2003	2004	2005	2005
	(millions of yen)					(millions of U.S. dollars)
Property, plant and equipment (net)	¥11,792,368	¥11,497,686	¥11,057,908	¥10,769,626	¥10,480,552	$97,949
Total assets	21,759,402	21,424,806	19,783,600	19,434,873	19,098,584	178,491
Current liabilities	4,852,089	4,131,992	3,766,391	3,808,845	3,679,579	34,389
Long-term liabilities	8,665,418	9,918,401	8,853,305	7,614,868	6,921,133	64,683
Capital Stock (common stock plus additional paid-in capital)	3,607,686	3,607,686	3,607,686	3,660,042	3,737,778	34,933
Shareholders’ equity	¥6,756,154	¥5,865,052	¥5,637,595	¥6,397,972	¥6,768,603	$63,258

Dividends

NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT’s founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the general meeting of shareholders required to be held in June of each year and by the Minister for Internal Affairs and Communications (the “Minister”) (formerly the Minister of Posts and Telecommunications or Minister of Public Management, Home Affairs, Post and Telecommunications). Immediately following approval thereof at the meeting and approval of the Minister, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister.

For dividend policy, see “Item 8—Financial Information—Other Financial Information—Dividend Policy.”

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

Record Date/ Six months ended	Approval Date	Payment Date	Dividend per Share
			(yen)	(dollars)
September 30, 2000	November 20, 2000	December 12, 2000	¥2,500	$22.18
March 31, 2001	June 28, 2001	June 29, 2001	¥2,500	$20.02
September 30, 2001	November 22, 2001	December 12, 2001	¥2,500	$19.86
March 31, 2002	June 27, 2002	June 28, 2002	¥2,500	$20.90
September 30, 2002	November 18, 2002	December 12, 2002	¥2,500	$20.21
March 31, 2003	June 27, 2003	June 28, 2003	¥2,500	$20.79
September 30, 2003	November 11, 2003	December 10, 2003	¥2,500	$22.99
March 31, 2004	June 29, 2004	June 30, 2004	¥2,500	$22.81
September 30, 2004	November 10, 2004	December 6, 2004	¥3,000	$29.02
March 31, 2005	June 28, 2005	June 29, 2005	¥3,000	n/a

See Note 16 to the Consolidated Financial Statements.

The payment, as well as the amount, of dividends in the future will be subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the Minister.

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

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of 107 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2005, the date of the most recent balance sheet included herein.

On June 24, 2005, the Noon Buying Rate was U.S.$1 = ¥109.22.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2001	125.54	104.19	111.64	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	103.70	112.75	104.18
2005	111.39	102.68	107.28	107.22

Months of 2005	High(4)	Low(4)	Average(5)	Period-end(6)
January	104.93	102.26	103.34	103.55
February	105.84	103.70	104.94	104.25
March	107.49	103.87	105.17	107.22
April	108.67	104.64	107.19	104.64
May	108.17	104.41	106.60	107.97
June (through June 24, 2005)	109.58	106.64	108.44	109.22

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last date of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.

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

Broadband access and other related growth areas may not expand as anticipated, growth in NTT Group’s mobile communications business may turn sluggish and the expansion of our systems integration business may be limited.

In the growing broadband market, the number of users of fiber-optic and Asymmetric Digital Subscriber Line (“ADSL”) services and cable television (“CATV”) Internet in Japan reached 18.63 million customers (as of the end of December, 2004), suggesting that the broadband age has arrived. The use of optical access services is accelerating and ADSL services continue to expand. In order to strengthen the revenue base of NTT Group’s broadband business in this environment, NTT Group is concentrating its efforts on marketing high-speed optical access services which boast superior interactivity and stability, including through the full-scale introduction of the “Hikari Phone” internet protocol (“IP”) telephony service, which provides low priced voice transmission with the same quality as fixed telephone lines. NTT Group is also implementing sales promotions such as limited-time discounts and aggressive marketing to residential complexes. Further, because optical access services offer the best potential for creating new demand, NTT Group began marketing IP video phone handsets to promote their use. NTT Group also has become an active participant in the realization of video distribution services (to be provided by companies within, as well as outside of, NTT Group) that enable customers to view film and music video content from home TVs. Although the number of subscribers for B FLET’S optical access services of NTT East and NTT West increased from 840 thousand at the end of March 2004 to 1,665 thousand at the end of March 2005, this figure did not achieve the sales target for fiscal 2005. In the ADSL market, while the number of FLET’S ADSL subscribers for NTT East and NTT West increased from 4,089 thousand at the end of March 2004 to 5,208 thousand at the end of March 2005, this figure also did not reach the sales target for fiscal 2005, and the rate of increase has slowed. If, in spite of NTT Group’s enhanced marketing efforts centered around B FLET’S, the broadband market does not expand as anticipated or if competition forces rate reductions or continued discounts or free service offerings, revenues from broadband services may not grow as anticipated. Moreover, if the number of ADSL subscribers declines rapidly due to an increase in the use of optical access services, NTT Group’s investments in its ADSL business may not generate anticipated returns on capital investments.

Fixed line IP/packet communications services have shown steady overall growth with the spread of internet connection services, such as broadband access and Open Computer Network (“OCN”) services, and with the expansion of IP-related services targeted at corporate customers, such as Internet Protocol-Virtual Private Network (“IP-VPN”) and wide-area LAN. However, the decline in unit prices is expected to continue, due to factors such as the consolidation and/or elimination of corporate networks and migration to IP-related services that provide broadband communications at a lower cost.

In the mobile communications business, NTT Group believes that increased revenues from the following sources is one of the critical elements for future growth: expansion of audio-visual traffic in the form of video telephone using FOMA handsets; the development and provision of i-mode FeliCa “Mobile Wallet” electronic payment services and other new services that are helpful both in daily life and in business; and increased data transmission. Nevertheless, development of these services may be curtailed if: partners and content providers required for the provision of new services and new ways of usage are not developed as expected; an insufficient number of shops enter into agreements to use the Mobile Wallet reading devices; new services fail to meet expectations in terms of scheduling, costs, demands and attractiveness; manufacturers and content providers cannot provide handsets and content in a timely manner and at an appropriate price; current or future data transmission or other services of NTT DoCoMo Group, including the i-mode service, are insufficient or not attractive enough to keep current subscribers or attract new ones; continued or new growth is not achieved; market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced; or high speed downlink packet access (“HSDPA”) services are not deployed in a timely manner and at an appropriate cost.

In the systems integration business, customers are increasingly demanding lower costs, and with the imposition of stricter standards for evaluating the effects of IT investments and low hardware costs, software costs are now perceived as being high. These conditions may lead to lower sales prices for systems and services handled by NTT Group. In addition, in the systems integration business, NTT Group generally enters into contracts to develop a system from the receipt of an order to delivery and assumes full responsibility for providing the system to the customer. If any problems arise in project management or at the development stage or if expenses substantially exceed projected costs, unpredicted cost overruns may occur or delays may arise which result in damages.

In addition to the efforts described above, NTT Group is aiming to expand revenues in next-generation network solutions and non-traffic business. NTT Group is aware, however, that it must clear a number of hurdles in terms of the formulation of business models and development of technology. Accordingly, no assurance may be provided that revenues will grow as projected.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that companies employing a variety of business models will continue to enter the information and communications market in Japan, and with the deregulation of rate agreements and other deregulation measures, competition is expected to grow increasingly fierce. NTT Group faces competition in all business segments, including its regional communications business, long distance and international communications business, mobile communications business and data communications business. See “Item 4—Information on the Company—Competition.”

The fixed line telephone market continues to contract as fixed rate unlimited Internet access services and IP telephony services expand rapidly. In addition, other companies have begun the full-scale offering of direct subscriber telephone (“chokushu”) services using dry copper lines (i.e., existing telephone lines owned by NTT East and NTT West that are not being used). These factors have led to intense competition over the full range of telecommunications charges, including basic monthly charges. In response to this intensifying competition, NTT Group has enhanced its competitiveness by reducing NTT East and NTT West’s basic monthly charges, offering a new discount service called “Ichirittsu,” which offers a flat rate for all intra-prefectural calls, and by moving forward with the full-scale provision of the “Hikari Phone” service. Nevertheless, due to competition, it is possible that if, for example, customers of NTT East and NTT West switch to the services of other companies, revenues may fall more than expected.

In the corporate market for IP telephony, the deployment of IP Centrex services (a type of IP telephony service for corporate users that provides outsourcing services for server maintenance and operation) has accelerated as more companies have deployed IP telephony. In the residential market, IP telephony services provided by ADSL providers and ISPs using the 050 calling code (the IP telephony code) have been expanding. In fiscal 2005, optical IP telephony services were introduced for both the corporate and residential markets that allow use of existing fixed-line telephone numbers, resulting in expanded use. It is expected that IP telephony, particularly IP telephony using optical access services, will develop rapidly within the NTT Group, as exemplified by NTT Group’s deployment of the “Hikari Phone” IP telephony service, which provides low priced voice transmission with the same quality as fixed line telephone service. However, if the IP telephony businesses of competitors develop rapidly, there may be an adverse effect on revenues from fixed line telephone service, which is one of the main sources of revenue for NTT Group.

As the fixed line telephone market continues to contract, NTT Group is moving ahead aggressively with the development of its broadband businesses. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices, and a variety of businesses such as other carriers and cable television businesses are entering the market by offering service packages that include Internet access, IP telephony and video distribution services (“triple play” packages). As a result, the broadband access business continues to face stiff competition as companies seek to capture customers with the triple play packages and as companies fight over market share in the ADSL market where growth has slowed. As a result of free-service campaigns, installation discounts and other measures implemented in response to this competition, it is possible that anticipated revenues will not be achieved.

In the mobile communications market, other service providers have been deploying new products, including handsets for third-generation wireless services and handsets equipped with Global Positioning System (GPS) functions, and new services, such as international roaming services. Moreover, among the wireless services providers, some providers offer communications services based on a technology different from the Wideband Code Division Multiple Access (“W-CDMA”) that NTT DoCoMo Group uses in its FOMA services. In data transmission, for example, this alternate technology currently enables data transmission at a rate faster than NTT DoCoMo’s FOMA services and is being offered with fixed rate packet transmission fees, which has led to greater competition. In addition, some carriers are offering wireless / fixed line integrated services with features such as a single invoice and combined point programs for wireless and fixed line services. Competition may escalate further with the advent of new services and technology (including fixed or mobile IP telephony, fixed-line high speed broadband services, digital broadcasting and wireless LAN, either provided as stand-alone services or in packages). Moreover, new competitors may appear in the mobile communications industry. For these reasons, competition may intensify and the number of subscriptions that NTT DoCoMo Group can acquire or retain and the ARPU (average monthly revenue per user) it can achieve may be lower than anticipated. Also, because of the intense competition for subscribers, the costs required to keep subscribers from leaving NTT Group and to maintain ARPU levels may be greater than anticipated and may adversely affect the financial condition and performance of NTT Group and NTT DoCoMo Group.

Because the Personal Handyphone System (“PHS”) has continued to suffer a decline in subscriber numbers and increased operational losses, NTT DoCoMo Group stopped accepting new subscribers as of the end of April 2005 to concentrate its business resources on FOMA services. Going forward, NTT DoCoMo Group will monitor trends in customer usage in order to move ahead with plans to review the possibility of terminating PHS services. In addition, given the direction of the PHS business, NTT Group realized impairment losses of ¥44.3 billion in fiscal 2005 related to the PHS business.

It is expected that the PHS business will continue to record losses, and NTT DoCoMo Group will offer preferential terms to PHS service subscribers to encourage them to shift to FOMA services. Depending on the number of PHS subscribers who shift to FOMA services and services of other carriers, losses associated with PHS services may increase, adversely affecting the financial condition and performance of NTT Group and NTT DoCoMo Group.

The software business, which is the focus of NTT DATA’s business, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their efforts to this business. It is not entirely clear how the software market will grow, and increased competition resulting from aggressive promotion and growth strategies of competing companies may have an adverse effect on the financial condition and performance of NTT Group.

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

The Japanese telecommunications industry has been deregulated in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), tariff deregulation and the implementation of a Long Run Incremental Cost (“LRIC”) Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecommunications laws aimed at promoting competition. (For a summary of current regulations, see “Item 4—Information on the Company—Regulations.”) Decisions relating to regulations and the resulting changes in the telecommunications industry may adversely affect NTT Group’s financial condition and performance.

Interconnection Rates

With regard to interconnection charges for the three-year period commencing fiscal 2006, a new calculation methodology has been determined based on the October 2004 report of the Telecommunications Council.

Based on this new calculation methodology, NTT East and NTT West applied to raise interconnection rates for the fiscal year ending March 2006, with the group center (“GC”) interconnection charge increasing to ¥5.32 (an increase of approximately 2.6% over the previous year) and the zone center (“ZC”) interconnection charge rising to ¥7.09 (an increase of approximately 14.9% over the previous year) (in each case for three minutes). In March 2005 the Minister approved these new rates. While these rates represent increases over the charges for the previous year, because traffic passing through NTT East and NTT West switchboards has been experiencing a downward trend, it is expected that interconnection revenues for fiscal 2006 will decline.

In addition, in its report the Telecommunications Council determined that over a five-year period, non-traffic sensitive costs (“NTS costs”) should be gradually removed from interconnection rate costs and should be recovered instead through basic monthly charges. However, given the competition from other carriers using dry copper lines to provide “chokushu” telephone service without using NTT circuits, raising basic monthly charges may not be feasible. For this reason, it is expected that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

Interconnection (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenue from dark fiber interconnection charges is lower than the actual cost. Carriers associated with power companies have installed their own optical fiber and have initiated and expanded their own optical fiber services, increasing competition in the delivery of optical access services. For these reasons, NTT has requested that the obligation to make optical fiber lines available be reviewed by all interested parties.

At present, it is unclear whether such review will occur. NTT intends to pursue efficiencies in its investments and reductions in construction costs associated with its optical fiber network. However, depending on the results of the review, improvement of the cost and revenue structure for optical fiber interconnection services may be delayed.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law.

A Universal Service Fund was established in June 2002 for the purpose of serving as a source for funds to pay for costs associated with providing mandatory universal service. As initially contemplated, monies from the Fund would be paid to NTT East and NTT West when costs of providing universal service exceeded the revenues from universal service. To date, no monies have ever been paid to NTT East or NTT West from the Fund to compensate them for the cost of universal service under this scheme.

However, as other carriers start to use dry copper lines to provide “chokushu” telephone services, and if the competition in regions with high margins for fixed line services, including universal services, intensifies, it is expected that NTT East and NTT West’s income from universal service will decrease, and the continuation of this service will become difficult. Accordingly, NTT has requested that the Universal Service Fund system be amended. However, the amendments sought by NTT may not be realized, and reimbursement from the Universal Service Fund may continue to be unavailable.

Effect of the Prohibited Activities Regulations

With the spreading use of broadband, technological innovations have made it possible to provide bundled services that until now had been separate. These include services similar to broadcasting in which customers can watch movies over a broadband Internet connection and services which integrate fixed line services with cell phone services. It is expected that integrated services of this type will increase in the future.

Although NTT Group believes that it must respond to these market trends, NTT East, NTT West and NTT DoCoMo are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, NTT East, NTT West and NTT DoCoMo and regional subsidiaries of NTT DoCoMo may not give preferential treatment to another carrier. As a result, the provision of integrated services that only involve telecommunications companies within NTT Group may be limited by these prohibited activities regulations, which may delay the timing of the provision of these services by NTT Group or result in other adverse consequences.

Administrative Advice and Hearing Based on the Antimonopoly Law

In December 2003, the Fair Trade Commission issued a warning with regard to the B FLET’S New Family Type service that NTT East is currently providing. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that it was not in fact actually using, and that, as a result of this practice NTT East effectively was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by blocking the entrance of newcomers, and it advised NTT East to stop this practice.

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

Introduction of Number Portability System for Cellular Phones

A study report issued by the MIC in April 2004 and the guidelines regarding mobile number portability deployment issued in May 2004 both concluded that it would be appropriate to introduce portability of cellular phone numbers as early as possible in fiscal 2007.

Currently, it is difficult to predict the effects of number portability as these effects will be influenced by the services and rates of cellular phone service providers at the time the system is introduced. Because subscribers will be able to change providers easily, there will be an opportunity to capture new subscribers, but at the same time there will also be a risk that NTT Group will lose subscribers to other carriers or will be unable to recover the costs of implementing the number portability system for cellular phones. There could be material adverse effects if costs for capturing and retaining subscribers increase or if there is further rate competition.

Allocation of Frequency Spectrum for Cellular Phones

In the mobile communications business segment, if changes are made to the frequency spectrum allocation system, as in a reallocation of frequency spectrum or the introduction of an auction system, such changes may adversely affect NTT DoCoMo Group. (See “Item 4—Information on the Company—Regulations—Other Regulatory Developments—Allocation of Frequency Spectrum for Cellular Phones.”)

Formulation of an Electronic Government Construction Plan

Based on the “Electronic Government Construction Plan,” which was revised in June 2004, the Japanese Government has begun a fundamental review of government-related IT systems. Under this plan, with respect to tasks and systems that are common to ministries and agencies (21 fields) and tasks and systems for individual ministries and agencies (51 fields), an optimization plan is to be formulated as early as possible before the end of March 2006; under this plan, a review is to be carried out of tasks and systems, shared, uniform systems are to be constructed, and certain tasks are to be outsourced.

If government procurement policies are to be reviewed under this optimization plan, depending on the details of such review, the future performance and financial condition of NTT Data may be affected.

Trends in New Technology and New Systems

-Power Line Communications (“PLC”)

A relatively recent technology referred to as “power line communications” or “broadband over power lines” uses existing power lines to provide high-speed data transmission. Due to fears that leakage of radio waves from power lines could affect other wireless use, the new technology was developed in an effort to reduce radio wave leakage. Since March 2004, equipment manufacturers and power companies have carried out experiments focused on the transmission of data through the use of indoor power lines. These experiments were performed to determine the viability of the data transmission technology. The MIC has established a research committee, with the goal of formulating recommendations around October 2005 as to whether PLC and other wire use can co-exist, and if so, under what conditions.

If use of PLC is introduced in Japan, competition in the broadband market may intensify even further. Such intensified competition may affect the revenues of NTT Group. Currently, the specific effects of PLC on NTT Group are unclear.

-Other Trends In New Technology and New Systems

WiMAX is a standard for high throughput, IP-based wireless broadband connections. In 2003, WiMAX was recognized as an international standard for fixed wireless (75 Mbps maximum transmission speed) broadband connections, including as a means to provide broadband access to a small number of people scattered over a large area. Currently, standards for mobile wireless communication (maximum speed in the 15Mbps range) using WiMAX technology are being developed. This technology uses frequency spectrum from 2GHz to 11GHz. In Japan, there is no spectrum available for deployment of this technology, because these frequencies are used for other purposes. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information is becoming available. If these and other new technologies and systems are introduced and developed in Japan, competition in the fixed communications and mobile communications market may intensify further, and such intensified competition may affect the revenues of NTT Group. Currently, the specific effects of new technology developments on NTT Group are unclear.

The Japanese Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Japanese Government currently owns approximately 40.9% of NTT’s issued Shares (43.1% of outstanding Shares). The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. The Government has not used its power as a shareholder to direct the management of NTT.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has actively sought to enter into joint ventures, alliances and collaborations mainly with companies and organizations outside Japan focusing on wireless services, IP networks and IP service platforms. Going forward, NTT Group will seek to form affiliations, collaborate with and make investments in domestic corporations with the aim of expanding non-traffic businesses.

There can be no assurance that NTT Group will be able to maintain or enhance the value or performance of domestic and overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future. There can also be no assurance that NTT Group will achieve the returns or benefits expected from these domestic and international joint ventures, alliances or collaborations, or that any of the companies in which NTT Group has invested will achieve the growth that was expected because of the uncertainty of market conditions and environments.

Since NTT has recorded large impairment charges in past periods, the impact on NTT’s financials of future write-downs related to the impaired value of investments may be limited. Nevertheless, as a result of investments in new business fields both in Japan and abroad, to the extent there is impairment in NTT’s investments, NTT may in future periods record write-downs related to the impaired value of investments.

NTT DoCoMo Group has only a limited amount of spectrum available for its services, and other cellular phone operators may not adopt the W-CDMA technology of NTT DoCoMo Group.

NTT DoCoMo Group has limited frequencies and facilities available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DoCoMo’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit. Because base stations and switchboards have only a finite capacity for handling traffic, service quality may deteriorate at peak times or if there is a rapid increase in subscribers, or if there is a rapid increase in the volume of images, music or other content provided by NTT DoCoMo Group’s i-mode services. In addition, with regard to FOMA services and FOMA i-mode packet transmission fixed rate services, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DoCoMo Group and that its service quality will deteriorate due to a lack of capacity for increased traffic using existing facilities.

In addition, there may be deterioration in service quality if government agencies do not allocate the frequency spectrum required for unhindered operation, as the number of NTT DoCoMo Group subscribers, as well as traffic from such subscribers, increases.

NTT DoCoMo Group has made efforts to improve efficiency of frequency use through the application of its technologies, and to obtain new frequencies. However, there can be no assurance that NTT DoCoMo Group’s efforts can improve service quality. If NTT DoCoMo Group is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to weak growth in its wireless services or loss of subscribers to competitors.

In addition, while other cellular phone carriers have adopted W-CDMA technology, if the number of cellular phone operators using W-CDMA does not increase or if there are delays in the deployment of this technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale it currently anticipates. Also, NTT DoCoMo Group cannot assure that handset and network manufacturers will be able to modify their handsets and networks appropriately and promptly if standardization organizations make changes to the specifications for existing W-CDMA technology which require modifications to the handsets and networks that NTT DoCoMo Group currently uses. It is also possible that NTT DoCoMo’s strategic partners may not be able to increase the number of i-mode subscribers or advance the use of i-mode service by such subscribers as anticipated.

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

In May 2002, NTT East and NTT West introduced a system to transfer to newly established outsourcing companies in each region (comprising one prefecture or block of prefectures) various functions, including order-taking, small office home office (“SOHO”) sales, equipment maintenance and operations and repairs. At the same time, an arrangement was implemented whereby employees, primarily those 51 years of age and over, retired from NTT East and NTT West and were then re-employed by the outsourcing companies at lower wage levels.

NTT Group is engaged in a comprehensive effort to utilize funds more efficiently, including the realization of savings in personnel costs resulting from the employee relocation system described above, enabling more focused efforts to achieve operating efficiencies and more effective allocation of human and other resources to business expansion initiatives. However, no assurance may be given that the anticipated cost savings will be achieved.

With respect to capital investments in the fixed communications business, NTT Group also expects to achieve significant cost reductions by reducing capital investments in optical access services and next generation networks through deploying the results of technical innovations, lowering cost of machinery and improving construction methods. However, such cost reductions may not be achieved as anticipated.

NTT Group’s business may be adversely affected by the economic situation in Japan.

NTT Group’s businesses, including its telephone services, broadband access services, and systems integration services, are affected by the economic situation in Japan, as most of NTT Group’s revenues are generated in Japan.

In fiscal 2005, the Japanese economy showed signs of recovery, with a mild increase in consumer spending and increased capital investment. However, in the latter half of the fiscal year, a sense of uncertainty emerged, as consumer spending showed signs of slowing and exports showed a weakening trend. With the effects of inventory adjustments and the international political situation unclear, it is expected that additional time may be required before the Japanese economy fully recovers. If economic conditions in Japan require a long time for recovery to occur or if economic conditions start to deteriorate again, NTT Group’s results of operations may be adversely affected. In addition, NTT Group’s real estate disposition plan and pension investments may be adversely affected by economic conditions including the depressed stock and financial markets.

System disruptions may adversely affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group establishes and maintains fixed line subscriber telephone, ISDN, optical access, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes that frequently hit Japan, typhoons, floods, problems in hardware and software, terrorism, cyber-terrorism and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore. NTT Group’s financial condition and operating performance may be adversely affected by reductions in income and expensive repair costs resulting from any such event.

Furthermore, because NTT DoCoMo Group’s cellular phone handsets offer a variety of functions including settlement of credit transactions, and because services by companies outside NTT DoCoMo Group are provided through these handsets, problems may arise if a handset malfunctions or is defective or misplaced, or if the services provided by other companies are flawed. In particular, phones with the Mobile Wallet function are used for e-money applications, which may give rise to issues that are different from those previously encountered by NTT DoCoMo in connection with its wireless communications services.

Number of subscribers may be adversely affected by disclosure of personal information.

Mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect the personal information of customers. In the spring of 2005, in connection with the full-scale implementation of the Law Relating to the Protection of Personal Information, NTT Group formulated its “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of personal information.

NTT Group expects to be able to ensure proper management of personal information in accordance with its policy. However, if personal information is stolen or otherwise misused, there is a risk that such action may adversely affect NTT Group’s business, including by impairing NTT Group’s ability to obtain new subscribers or secure selective governmental bids.

Future sales of shares by the Japanese Government or NTT may adversely affect the trading price of NTT Shares and ADSs.

The Japanese Government is required by the NTT Law to own one-third or more of the total number of the issued Shares of NTT. Until October 1986, the Government, through the Minister of Finance, owned 100% of the issued Shares. As of March 31, 2005, the Government owned approximately 40.9% of the issued Shares (43.1% of the outstanding Shares) as a result of sales of Shares by the Government to the public and sales of Shares by the government to NTT as part of NTT’s Share repurchase programs. Under the budget for fiscal 2006, the Government is permitted to sell up to 1,123,043 Shares. In addition, if the NTT Law is revised, the requirements regarding Government ownership of NTT Shares may be eased or abolished, and the number of Shares the Government is allowed to sell may increase. The sale or the potential sale of Shares by the Government or issuance or potential issuance of Shares by NTT could have an adverse impact on the market price of Shares and ADSs.

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

Forward-Looking Statements

Some of the statements made in this annual report are forward-looking statements. These include statements with respect to NTT’s plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning:

(i)	NTT Group; and

(ii)	the economy and telecommunications industry in Japan and overseas.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	the financial and operating impact of equity investments in overseas companies, including Verio Inc. (“Verio”) and Hutchison Telephone Company Limited (“HTCL”), and any other companies in which NTT Group companies may make equity investments;

(ii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G cellular subscriber services and Internet-related businesses;

(iii)	risks and uncertainties associated with the pricing of services;

(iv)	the effects of deregulation of the telecommunications market, including the calculation method of interconnection rates and the revision of the price-cap system;

(v)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(vi)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(vii)	the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group;

(ix)	the effect of the introduction of or changes to various laws or regulations;

(x)	the impact of system failure; and

(xi)	volatility and changes in the economic conditions and security markets in Japan and other countries.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, systems integration and other telecommunications related services in Japan and operates one of the largest telephone networks in the world. NTT Group is comprised of NTT, its 397 other subsidiaries and 145 affiliated companies (as of March 31, 2005), and its predominant businesses are regional communications, long distance and international communications, mobile communications and data communications.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NTT East, NTT West, Plala Networks Inc., NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, and 122 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services and related ancillary services. The consolidated subsidiaries in the long distance and international communications are NTT Communications, NTT USA, Inc., Verio Inc., NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT Europe Limited, NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, Milletechno, Inc., NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, NTT Taiwan Ltd., NTT KOREA Co., Ltd., PT. NTT Indonesia, NTT do Brasil Telecomunicações Ltda., DREAM NET Corporation, NTT NaviSpace Corporation, and 24 other companies.

The principal services in the mobile communications business include cellular services, PHS services, “Quickcast” services and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 73 other companies.

The principal services in the data communications business include systems integration and network systems services. The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 38 other companies.

Other businesses include building maintenance, real property leasing, systems development, leasing and research and development. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Corporation., NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co., Ltd., and 68 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 58.79 million subscribers nationwide as of March 31, 2005 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of number of channels, transmission rate and line use fees (basic monthly charges)).

NTT provides cellular services and PHS services through NTT DoCoMo Group. NTT DoCoMo Group is one of the largest providers of cellular services in the world and the largest in Japan, providing cellular services to 48.82 million subscribers nationwide as of March 31, 2005. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2005, NTT owns 63.2% of NTT DoCoMo’s shares.

NTT Group provides data communications business through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of March 31, 2005, NTT owns 54.2% of the shares of NTT DATA.

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

History

Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still ongoing, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications market. Prior to April 1, 1985, the predecessor corporation, Nippon Telegraph & Telephone Public Corporation, was the sole domestic telecommunications carrier in Japan.

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

On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split, thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 1996 amounted to 15,911,902.

At the general meeting of shareholders held on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares from time to time at an aggregate cost not to exceed ¥120 billion, before its next general meeting of shareholders to be held in June 2000. On July 12, 1999, NTT announced in Tokyo that it would repurchase up to 80,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on July 12. On July 13, 1999, NTT purchased 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000, pursuant to the authority granted by the shareholders at the general meeting of shareholders on June 29, 1999. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2000 was reduced to 15,834,555. In fiscal 2000, 77,410 of these acquired Shares were cancelled.

On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. See “Item 9—The Offer and Listing—Trading Markets.”

At the general meeting of shareholders held on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before its next general meeting of shareholders to be held in June 2003. On October 7, 2002, NTT announced in Tokyo that it would repurchase up to 200,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 7. On October 8, 2002, NTT purchased 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 Shares were acquired from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2003 was reduced to 15,932,436. In fiscal 2003, 202,145 of these acquired Shares were cancelled.

At the general meeting of shareholders held on June 27, 2003, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before its next general meeting of shareholders to be held in June 2004. On October 14, 2003, NTT announced in Tokyo that it would repurchase up to 185,528 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 14. On October 15, 2003, NTT purchased 72,381 Shares through such transactions. All repurchased Shares were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 118,079 Shares during the period from October 16 to October 31, 2003, and from November 12 to December 12, 2003, pursuant to the authority granted by the shareholders at the general meeting of shareholders on June 27, 2003. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2004 was reduced to 15,741,201. In fiscal 2004, 191,236 of these acquired Shares were cancelled.

At the general meeting of shareholders held on June 29, 2004, the shareholders approved the purchase by NTT of up to 1,000,000 of its Shares from time to time at an aggregate cost not to exceed ¥600 billion, before its next general meeting of shareholders to be held in June 2005. On November 25, 2004, NTT announced in Tokyo that it would repurchase up to 1,000,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on November 25. On November 26, 2004, NTT purchased 800,145 Shares through such transactions. Of these Shares, 800,000 were purchased from the Minister of Finance.

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

NTT Group’s cellular services, a part of NTT Group’s mobile communications business segment, are expanding operations throughout Japan through NTT’s 63.2% subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan’s leading cellular services provider and is one of the largest cellular operators in the world, as measured by the total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as cellular services, PHS services and other specialized wireless services, including “Quickcast” services (formerly paging services), and satellite mobile communications services, through its extensive and advanced wireless networks. NTT DoCoMo Group also sells cellular and PHS handsets, Quickcast terminals and related equipment.

Although NTT owns 63.2% of NTT DoCoMo’s shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group’s business operations and management are conducted independently of the operations and management of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT’s other subsidiaries are conducted on an arm’s-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

On October 22, 1998, NTT DoCoMo listed its stock on the First Section of the TSE. In connection with this listing, NTT sold 218,000 shares of NTT DoCoMo’s non-par value common stock and NTT DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT’s ownership interest in NTT DoCoMo was reduced from 94.7% to 67.1%.

In February 2001, NTT DoCoMo issued and sold 460,000 new shares in the form of shares or ADSs in the United States to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933 (the “Securities Act”) and outside the United States to investors in reliance on Regulation S under the Securities Act. As a result of the offering, NTT’s ownership interest in NTT DoCoMo was reduced from 67.1% to 64.1%.

In January 2002, NTT DoCoMo’s board of directors resolved to conduct a five-for-one split of its shares (new shares were issued on May 15, 2002), as well as to apply to list its shares on the NYSE and LSE. On March 1, 2002, NTT DoCoMo listed its shares on the NYSE (in ADR form) and on the LSE.

In July and August 2002, NTT DoCoMo acquired 870,000 of its own shares in order to convert its eight regional subsidiaries (NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, NTT DoCoMo Tokai, NTT DoCoMo Hokuriku, NTT DoCoMo Kansai, NTT DoCoMo Chugoku, NTT DoCoMo Shikoku and NTT DoCoMo Kyushu) into wholly owned subsidiaries by means of an exchange of shares. In order to support this acquisition, NTT sold to NTT DoCoMo in July 2002, 551,000 shares of NTT DoCoMo for ¥148.2 billion. As a result, these regional subsidiaries became 100% wholly owned subsidiaries of NTT DoCoMo and NTT’s ownership interest in NTT DoCoMo was reduced from 64.1% to 63.0%.

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in its ownership interest in NTT DoCoMo from 63.0% to 62.5%. From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.5% to 63.6%.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million in the stock market. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased by 0.1% from 63.6%

to 63.7%. In August 2004 NTT DoCoMo repurchased 1,815,526 shares of its common stock for ¥332,241 million through a tender offer. NTT sold 1,748,000 shares, resulting in a decrease in NTT’s ownership interest in NTT DoCoMo from 63.7% to 62.4%. From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.4% to 63.0%.

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million through a tender offer, resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 63.0% to 63.2%.

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

The total number of Shares of NTT issued at the time of its establishment was 15,600,000. Until October 1986, the Government owned 100% of the issued Shares of NTT. Of the 10,400,000 Shares held by the Government which were permitted to be sold under the NTT Law, 5,400,000 Shares were sold to a variety of individual and institutional investors between October 1986 and December 1990.

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

The Government’s annual budget for fiscal 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government’s ownership interest to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

The Government’s annual budget for fiscal 2000 contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The offering reduced the Government’s ownership interest to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000. On December 20, 1999, the 1990 plan was terminated.

The Government’s annual budget for fiscal 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. These Shares were sold together with 300,000 new Shares issued and sold by NTT. The offering reduced the Government’s ownership interest to 7,413,823.26 Shares, or approximately 46%, as of March 31, 2001.

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

The Government’s annual budget for fiscal 2005 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 800,000 Shares were sold at the time of NTT’s repurchase of Shares on November 26, 2004, but the remaining 200,000 Shares were not sold during that fiscal year.

The Government’s annual budget for fiscal 2006 contemplates the sale by the Government of up to 1,123,043 additional Shares. As of the date of this annual report, the Government has not announced its intention with respect to the sale of additional Shares pursuant to its budgetary authority.

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget.

The Government, acting through the Minister, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

While the Japanese economy is expected to continue to recover steadily during the forthcoming fiscal year, due to signs of uncertainty observed in some sectors of Japanese industry, careful attention must be paid to trends in inventory adjustment and international conditions.

In the telecommunications market, ubiquitous broadband communications continue to spread rapidly. The market can be expected to grow even further as evidenced by the proliferation of network-compatible consumer electronics products and the introduction of various solutions combining fixed-line and mobile communications. Given the rapid pace of growth, it is expected that numerous new participants will continue to enter this market based on a wide range of business models. Possible alliances among companies from different industries indicate that competition will become even more intense in the future.

Meanwhile, amid the rapid penetration of communications technologies as a new social infrastructure, including broadband and mobile communications, there are growing social expectations that information technology will help find solutions to such issues as the achievement of more secure and safer lifestyles.

Under these conditions, NTT Group will continue to harness its comprehensive strengths in accordance with the “NTT Group’s Medium-Term Management Strategy” and develop and provide ubiquitous broadband services that combine fixed-line and mobile communications. Through such undertakings, the Group will contribute to finding solutions to social issues, including providing enhanced support for nursing care, remote medical treatment, and preventive medicine. The NTT Group will also put effort into creating a framework for achieving quality and reliable networks and guaranteeing connectivity with other telecommunications carriers in order to construct a high-quality, flexible, and security-assured next-generation network. By integrating this network with optical access services, the Group will provide superior and highly flexible services that integrate the features of fixed-line networks and IP networks.

NTT Group will continue to make an all-out effort to market its optical access services by reinforcing its sales forces and upgrading services and expanding service areas of the “Hikari Phone” IP telephony services, which has achieved low-priced voice transmission with the same quality as fixed telephones. The Group will also strengthen the competitiveness of FOMA services and for this purpose will provide attractive products and services, introduce an easy-to-understand fee structure, and improve network quality. Further efforts will be made to create a new revenue base by proposing various ways to utilize FOMA, including Mobile Wallet electronic payment services that collaborate with shops and public transportation systems and the use of FOMA as a remote monitoring device.

On the other hand, NTT Group will continue to move forward on structural reforms and will aim to transform its business and financial structures by improving operating efficiency and expanding into new business fields. With regard to the personal information of customers, the entire NTT Group will be committed to conducting continuous review of its personal data management systems to ensure a rigorous framework.

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

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable and convenient broadband and ubiquitous services, and will utilize the “Comprehensive Commercialization Functions” to promote the commercialization of the products of research and development in collaboration with NTT Group companies. NTT will also continue to promote the dissemination of achievements in basic research and development, and to contribute to the standardization of technologies, including the development of industry standards, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice related services, IP/packet communications services, and systems integration services. Its telephone network is one of the world’s largest. Telecommunications services provided by NTT Group are divided into the six categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, systems integration, and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2003	2004	2005
	(in billions of yen)
Fixed voice related services	¥4,177.7	¥3,882.2	¥3,578.1
% of total operating revenues	38.2%	35.0%	33.1%
Mobile voice related services	¥3,439.2	¥3,393.9	¥3,216.1
% of total operating revenues	31.5%	30.6%	29.8%
IP/packet communications services	¥1,305.0	¥1,639.6	¥1,772.7
% of total operating revenues	12.0%	14.8%	16.4%
Sales of telecommunications equipment	¥616.4	¥713.3	¥688.1
% of total operating revenues	5.6%	6.4%	6.4%
Systems integration	¥844.7	¥863.0	¥910.3
% of total operating revenues	7.7%	7.8%	8.4%
Other services	¥540.1	¥603.5	¥640.6
% of total operating revenues	5.0%	5.4%	5.9%

NTT Group’s results are also segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business and other businesses. See Note 17 to the Consolidated Financial Statements attached hereto and “Item 4—Information on the Company—NTT Group.”

The following table sets forth certain information concerning NTT Group’s principal facilities and operations as of the dates and for the periods indicated:

	As of March 31,
	2001	2002	2003	2004	2005
	(in thousands)
Regional Communications Business:
(NTT East)
Telephone subscriptions	25,735	25,084	25,139	25,264	24,925
Public telephones	345	333	285	245	213
ISDN(1)	5,731	5,851	5,260	4,756	4,425
INS-Net 64	5,000	5,303	4,892	4,391	4,056
INS-Net 1500(1)	73	55	37	36	37
B FLET’S	—	12	111	426	885
FLET’S ADSL	17	513	1,430	2,283	2,833
FLET’S ISDN	360	653	651	514	413
Conventional leased circuit services	386	342	301	267	240
High-speed digital circuit services	287	310	291	249	211
ATM services	8	11	10	8	6

(NTT West)
Telephone subscriptions	26,354	25,654	25,575	25,674	25,396
Public telephones	362	347	299	258	229
ISDN(1)	5,096	5,299	4,868	4,378	4,042
INS-Net 64	4,562	4,922	4,647	4,162	3,829
INS-Net 1500(1)	53	38	22	22	21
B FLET’S	—	6	88	414	779
FLET’S ADSL	10	454	1,127	1,806	2,374
FLET’S ISDN	360	651	621	466	356
Conventional leased circuit services	344	306	275	247	223
High-speed digital circuit services	238	261	247	213	175
ATM services	5	8	7	6	5

Long Distance and International Communications Business:
Packet exchange services	790	820	836	863	885
Frame relay/cell relay services	95	94	78	56	39
Facsimile communications network services	1,351	1,345	1,419	1,435	1,385
OCN	2,302	3,039	3,504	4,118	4,640
IP-VPN	8	39	64	86	93
Leased circuit services	27	21	17	13	11
High-speed digital circuit services	47	48	42	34	27
ATM Services	3	5	4	2	2

Mobile Communications Business:
Cellular (mova) services	36,219	40,922	43,819	43,283	37,324
Cellular (FOMA) services	—	89	330	3,045	11,501
i-mode services(2)	21,695	32,156	37,758	41,077	44,021
PHS services	1,812	1,922	1,688	1,592	1,314
Quickcast services	1,098	827	604	457	306

(1)	In terms of number of channels, transmission rate and line use fee (basic monthly charge), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of i-mode subscriptions includes subscriptions to both cellular mova (32,667 thousand) and cellular FOMA (11,353 thousand).

Fixed Voice Related Services

Operating revenues from fixed voice related services in fiscal 2005 accounted for 33.1% of NTT Group’s total operating revenues. Fixed voice related services include a portion of the regional communications business segment and long distance and international communications business segment, including telephone subscriptions, ISDN (“INS-Net 64” and “INS-Net 1500”), conventional leased circuits, high-speed digital transmission, and ATM services (ATM Mega Link, ATM Share Link).

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

Fixed line telephone subscriptions, which had increased during fiscal 2004, decreased in fiscal 2005 due to a decline in subscribers migrating from INS-Net 64 services attributable to a slowdown in growth of ADSL services and migration of subscribers to other carriers’ “chokushu” telephone services. ISDN services saw a smaller rate of decline due to the slower growth in ASDL services. As a result, as of March 31, 2005, fixed line telephone subscriptions decreased by 617 thousand from the previous year to 50,321 thousand, and ISDN subscriptions decreased by 667 thousand to 8,467 thousand. As of March 31, 2005, the usage proportions for fixed line telephone and ISDN subscription services were 78.5% residential / 21.5% business and 24.8% residential / 75.2% business, respectively.

The following table shows the number of fixed line telephone and ISDN subscriptions for NTT East and NTT West:

	As of March 31,
	2003	2004	2005
	(in thousands)
(NTT East)
Telephone subscriptions	25,139	25,264	24,925
Public telephones	285	245	213
ISDN(1)	5,260	4,756	4,425
INS-Net 64	4,892	4,391	4,056
INS-Net 1500(1)	37	36	37

(NTT West)
Telephone subscriptions	25,575	25,674	25,396
Public telephones	299	258	229
ISDN(1)	4,868	4,378	4,042
INS-Net 64	4,647	4,162	3,829
INS-Net 1500(1)	22	22	21

(1)	In terms of number of channels, transmission rate and line use fee (basic monthly charge), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or message area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

The following tables set forth rates currently applied to telephone subscriber services (consumption tax not included):

Installation Fee: ¥36,000

Subscriber line use fee (basic monthly charge per line):
Number of subscribers in an intra-city area	400,000 or more	50,000 to 400,000	Less than 50,000

Residential	¥1,700	¥1,550	¥1,450
Business	¥2,500	¥2,350	¥2,300

The following table sets forth information regarding intra-prefectural dialing rates of NTT East, NTT West and NTT Communications(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Intra-city area	¥8.5 per 3 min. (¥8.5)	¥8.5 per 3 min. (¥8.5)	¥8.5 per 4 min. (¥8.5)
Adjacent area, up to 20 km	¥10 per 90 sec. (¥20)	¥10 per 90 sec. (¥20)	¥10 per 2 min. (¥20)
20 km—60 km	¥10 per 1 min. (¥30)	¥10 per 75 sec. (¥30)	¥10 per 90 sec. (¥20)
Over 60 km	¥10 per 45 sec. (¥40)	¥10 per 1 min. (¥30)	¥10 per 90 sec. (¥20)

(1)	Amounts in ( ) are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

The following table sets forth information regarding inter-prefectural dialing rates of NTT Communications (call duration for ¥10 from a subscriber telephone)(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Adjacent area—20 km	90 sec. (¥20)	90 sec. (¥20)	2 min. (¥20)
20 km—30 km	60 sec. (¥30)	60 sec. (¥30)	75 sec. (¥30)
30 km—60 km	45 sec. (¥40)	60 sec. (¥30)	75 sec. (¥30)
60 km—100 km	30 sec. (¥60)	45 sec. (¥40)	60 sec. (¥30)
Over 100 km	22.5 sec. (¥80)	26 sec. (¥70)	45 sec. (¥40)

(1)	Amounts in ( ) are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

In certain areas, new common carriers (“NCCs”) offering lower rates than NTT Group have established a position in the long distance market. The current NTT Communications long distance fee schedule is essentially the same as that of major NCCs.

As of March 31, 2005, NTT Group’s market share of MYLINE services combined was 74.0% for intra-city calls, 68.2% for intra-prefectural inter-city calls and 60.7% for inter-prefecture calls.

“Chokushu” telephone services and IP telephony services offered by competitors are expected to have an increasingly greater impact on tariffs and basic monthly charges. NTT Group hopes to offset any resultant decrease in revenues by offering optical IP telephony services as well as IP telephony terminals for users of FLET’S and by actively pursuing IP and broadband opportunities. In fiscal 2005, NTT East and NTT West began providing the “Hikari Phone” IP telephony service, which provides low-priced voice transmissions with the same quality as fixed line telephone service, first to apartment buildings, and then to single family homes. Also, for “Hikari Phone Business Type” (previously the “Corporate IP Telephony Service”), which had previously been provided to meet the IP telephony demands of large corporate customers, the conditions of service were revised to allow use by corporate customers with fewer phone lines. In addition, NTT Communications began offering a new service called “PL@TINUM LINE,” a discount service for domestic calls (including intra-city calls), international calls and cellular phone calls, in an effort to strengthen its competitiveness.

In fiscal 2005, interconnection rates were ¥4.37 for three minutes for GC interconnection (a decrease of 3.1% as compared to fiscal 2003 rate) and ¥5.36 for three minutes for ZC interconnection (an increase of 11.9% as compared to fiscal 2003 rate). In addition, a post-facto adjustment mechanism for access charges was introduced and took effect during fiscal 2004.

While conventional telephone services are communication services for the general public, allowing communication with anybody anywhere, dedicated services in the form of leased circuits are services that directly connect specific points of contact and are used exclusively by the subscribing customers. While conventional telephone calls are connected through switchboards, with a new circuit established each time communication is made, with dedicated services, because the circuits are always connected, stable, high-quality service is always provided. In addition, because the fees for dedicated services are fixed monthly charges, for customers using phones above a certain level each month, use of dedicated services can result in significant savings.

High-speed digital transmission services are dedicated digital services offering high-speed, high-volume transmission. These services are capable of transmitting virtually any type of information, from voice to data and images; particularly when used for IP/packet communications, these services are far more economical than conventional leased circuits.

There are two types of conventional leased circuits: an analog type for telephone and fax transmission, and a digital type for IP/packet communications.

“ATM Mega Link” service uses asynchronous transfer mode (ATM) protocols, as opposed to the conventional synchronous transfer mode protocols, to meet communication needs requiring high-speed transmission and a broad coverage area. ATM is a high-speed switching technology that uses fixed-sized cells to transmit voice, data and images. These cells are like envelopes that each carry the same number of bytes of information, “ATM Share Link” service provides computer communication functions with extremely high flexibility, providing corporate customers with high-speed ATM networks at a low price.

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its dedicated service business in order to provide fixed-rate, high-quality access services for businesses. However, as a result of the rapid shift of customer needs to IP/packet communication services, such as high-volume, low cost IP and Ethernet services, combined with the rapid spread of broadband services, the number of dedicated service subscriptions has continued to decline. As of March 31, 2005, NTT East had 211 thousand and NTT West had 175 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 240 thousand and 223 thousand. For NTT Communications, as of March 31, 2005, the number of high-speed digital circuit subscribers and the number of conventional leased circuit subscribers were 27 thousand and 11 thousand, respectively.

The following table sets forth the number of subscriptions to dedicated services.

	As of March 31,
	2003	2004	2005
	(in thousands)
Regional communications business
(NTT East)
Conventional leased circuits	301	267	240
High speed digital circuits	291	249	211
ATM circuits	10	8	6

(NTT West)
Conventional leased circuits	275	247	223
High-speed digital circuits	247	213	175
ATM circuits	7	6	5

Long distance and international communications services
Conventional leased circuits	17	13	11
High-speed digital circuits	42	34	27
ATM circuits	4	2	2

Mobile Voice Related Services

Operating revenues for mobile voice related services in fiscal 2005 accounted for 29.8% of overall operating revenues. Mobile voice related services include certain services in the mobile communications business segment such as cellular and PHS (partially recorded in IP/packet communications services).

The mobile communications market in Japan has continued to expand, though at a slower pace than in previous fiscal years, and the total number of cellular subscribers increased by 6.2% in fiscal 2005 to 86,998 thousand as of March 31, 2005.

NTT DoCoMo Group is Japan’s leading provider of wireless communications services, and is one of the world’s largest cellular service operators. As of March 31, 2005, NTT DoCoMo Group had a total of 48,825 thousand cellular subscribers (including FOMA), an estimated 56.1% share of the domestic market.

The following table sets forth information regarding NTT DoCoMo Group’s cellular and i-mode service subscribers and its estimated market share:

	As of March 31,
	2003	2004	2005
	(in thousands)
Cellular services	44,149	46,328	48,825
Cellular services (mova)	43,819	43,283	37,324
Cellular services (FOMA)	330	3,045	11,501
i-mode services	37,758	41,077	44,021
i-mode services (mova)	37,456	38,080	32,667
i-mode services (FOMA)	303	2,997	11,353
Estimated market share	58.1%	56.6%	56.1%

The following table sets forth selected information concerning monthly usage per subscriber, or minutes of usage (“MOU”), and average monthly revenue per unit, or ARPU, data:

	As of March 31,
	2004	2005
Total average monthly minutes (MOU) per subscriber (FOMA+mova)	159	151

Aggregate ARPU (FOMA+ mova)	¥7,890	¥7,200
Voice ARPU (FOMA+ mova)	5,920	5,330
Packet ARPU (FOMA+ mova)	1,970	1,870
i-mode ARPU (FOMA+mova)	1,970	1,870
ARPU generated purely from i-mode (FOMA+mova)	2,240	2,060

(1)	MOU (Minutes of Usage): Average communication time per one month per one user.
(2)	ARPU (Average monthly revenue per unit)[1]:

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

Aggregate ARPU (FOMA+ mova)=Voice ARPU (FOMA+ mova) + Packet ARPU (FOMA+ mova)
Voice ARPU (FOMA+ mova): Voice ARPU (FOMA+ mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+ mova)

Packet ARPU (FOMA+ mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+ mova)

i-mode ARPU (FOMA+mova)[2]: i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova)[3]: i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:
FY Results: Sum of No. of subscribers* for each month from April to March
* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

Notes:

1. Revenue and number of subscriptions for DoPa single service are not included in the calculation of ARPU and MOU.

2. i-mode ARPU (FOMA+mova, FOMA and mova) is calculated based on total number of FOMA+mova, FOMA and mova subscriptions, respectively, regardless of whether or not i-mode was used.

3. ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is calculated based only on the respective i-mode service subscriptions.

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding mova services:

	As of March 31,
	2003	2004	2005
Total average monthly minutes (MOU) per subscriber (mova)	168	158	138

Aggregate ARPU (mova)	¥8,140	¥7,830	¥6,800
Voice ARPU (mova)	6,390	5,890	5,160
i-mode ARPU (mova)	1,750	1,940	1,640
ARPU generated purely from i-mode (mova)	2,140	2,200	1,850

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

* subscribers = (number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding FOMA services:

	As of March 31,
	2003	2004	2005
Total average monthly minutes (MOU) per subscriber (FOMA)	109	219	229

Aggregate ARPU (FOMA)	¥7,740	¥10,280	¥9,650
Voice ARPU (FOMA)	5,050	6,900	6,380
Packet ARPU (FOMA)	2,690	3,380	3,270
i-mode ARPU (FOMA)	2,120	3,240	3,220
ARPU generated purely from i-mode (FOMA)	2,340	3,330	3,260

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

* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

MOU (FOMA+mova) decreased compared to fiscal 2004 from 159 minutes per month for fiscal 2004 to 151 minutes for fiscal 2005. Voice ARPU (FOMA+mova) has been declining over the past few years. The primary reasons for this decline include: (1) a decline in cellular phone rates and an increase in subscribers using discount plans and (2) expanded penetration among low-use customers and the use by many subscribers of i-mode mail instead of voice calls. Until fiscal 2004, increases in cellular phone subscriptions offset decreases in aggregate ARPU (FOMA+mova) and decreases in revenue from PHS services and “Quickcast” services. However, with deeper “Family Discounts” and other measures taken to increase competitiveness, as well as reductions in various charges with an aim toward further growth, introduction of fixed-rates for packet transmission, and migration to FOMA, which offers lower unit charges for packet transmission than mova, voice ARPU (FOMA+mova) for fiscal 2005 further declined, and packet ARPU (FOMA+mova) also showed a decline. As a result, aggregate ARPU (FOMA+mova) decreased 8.7%, from ¥7,890 in fiscal 2004 to ¥7,200 in fiscal 2005. In line with this decrease in ARPU, revenue from wireless communication services in fiscal 2005 declined from prior year levels.

a.    Cellular Services

Cellular (mova) Services

NTT DoCoMo Group provides mobile voice related services using a network that covers virtually all of Japan. Basic mobile voice related services are provided on a nationwide basis using an 800MHz digital network, and services using a 1.5GHz network are also provided for Tokyo, Osaka, Nagoya and surrounding areas. Both the 800MHz and 1.5GHz networks are second generation (“2G”) services.

Some revenues from mova are included in IP/packet communications services revenues.

Cellular (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DoCoMo Group recognizes that development and expansion of FOMA services is one of the most critical issues for fiscal 2006. As of the end of March 2005, the number of FOMA subscriptions had exceeded 11.5 million, and the shift from mova to FOMA is expected to continue in fiscal 2006.

NTT DoCoMo Group, while working to improve service quality in areas where FOMA is already available, has continuously expanded the FOMA service area. As a result of this expansion, FOMA services are available to 99.9% of the total population, including all of Japan’s major cities, as of March 31, 2005.

Some revenues from FOMA are included in IP/packet communications services revenues.

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

One of NTT DoCoMo Group’s basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed-rates. Prepaid amounts are credited against total usage. As customer usage varies from month to month, prepaid usage amounts may remain unused in months in which usage is low. NTT DoCoMo has introduced from November 2003 its new “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, NTT DoCoMo Group offers various discounts, including family discounts, long-term subscriber discounts and heavy-volume user discounts. The prepaid usage amounts will not change even after a discount for monthly rates has been applied. In fiscal 2005, a number of measures were taken with the purpose of enhancing competitiveness and promoting further growth. These included implementing further “Family Discounts,” allowing the new “Nikagetsu Kurikoshi” service to apply to all phones in a subscriber group, lowering FOMA packet pack fixed-rate charges and introducing fixed-rate charges for FOMA i-mode service.

b.    PHS Services

NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but in some cases PHS services cannot be used in fast-moving automobiles or trains.

The number of PHS subscribers as of March 31, 2004 was 1,592 thousand, but this number decreased to 1,314 thousand as of March 31, 2005.

The following table sets forth information regarding NTT DoCoMo Group’s PHS subscribers and its estimated market share:

	As of March 31,
	2003	2004	2005
PHS subscriptions (in thousands)	1,688	1,592	1,314
Estimated market share	30.9%	31.0%	29.4%

The number of subscriptions declined overall, mainly as a result of a decrease in subscriptions for voice services, and it is expected that the usage of even card-type handsets will decline as cellular phone service becomes increasingly fast and multifunctional. For these reasons, NTT DoCoMo Group decided that it would stop accepting new subscriptions to PHS services as of the end of April 2005 in order to concentrate its business resources on FOMA services.

IP/Packet Communications Services

Operating revenues from IP/packet communications services accounted for 16.4% of NTT’s total operating revenues for fiscal 2005. These services are included partly in NTT Group’s regional communications business segment, in part in the long distance and international communications business segment, and in part in the mobile communications business segment.

Those data transmission services included in the regional communications business segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “B FLET’S,” based on fiber-optic communications, and other fixed-rate Internet access services, as well as high added-value services that run on regional IP networks (relay networks connecting to the Internet and other networks from access services including “B FLET’S” and “FLET’S ADSL,” using dedicated prefectural IP networks built by NTT East and NTT West).

The following table sets forth information regarding IP/packet communications subscriptions of NTT East and NTT West:

	As of March 31,
	2003	2004	2005
	(in thousands)
(NTT East)
B FLET’S	111	426	885
FLET’S ADSL	1,430	2,283	2,833
FLET’S ISDN	651	514	413

(NTT West)
B FLET’S	88	414	779
FLET’S ADSL	1,127	1,806	2,374
FLET’S ISDN	621	466	356

Beginning in December 2000, NTT East and NTT West began full-scale provision of “FLET’S ADSL.” This is a fixed-rate service. NTT East currently charges ¥2,700 per month and NTT West charges ¥2,900 per month for 12Mbps service (maximum download rates). In fiscal 2005, the service offering was made more attractive with the addition of 47 Mbps (maximum download rates) and 5 Mbps-type high-speed services (maximum upload rates) as well as a variety of new services. As a result, as of March 31, 2005, the number of subscribers to “FLET’S ADSL” had grown to 5,208 thousand, an increase of 1,119 thousand from the previous year.

NTT East and NTT West began full-scale provision of “B FLET’S” in August 2001. In fiscal 2005, the companies began offering on a full scale the “Hikari Phone” IP telephony service, which offers low price voice transmissions with the same quality as fixed line telephone services, and maximum efforts were made in marketing this service, including the provision of limited-time discounts and aggressive marketing directed toward apartment buildings. As a result, as of March 31, 2005, the number of “B FLET’S” subscribers had risen to 1,665 thousand, an increase of 824 thousand from the end of the previous year. This is also a fixed-rate service. When multiple users share a 100Mbps line, NTT East currently charges ¥4,100 per month for this service and NTT West charges ¥4,300 per month.

Also in fiscal 2005, with a view toward developing the opportunities for new demand offered by optical access services, and with the expansion of the sales of video phone handsets, NTT Group became an active participant in the realization of video distribution services (to be provided by companies within as well as outside NTT Group) that will enable customers to view film and music video content using home TVs. NTT Group also made strides to increase orders from corporate and local government clients by concentrating its efforts on the provision of optical access services (e.g., Mega Data Netz, Super Wide LAN, Metro Ether, Flat Ether) and data centers.

IP/packet communications services handled by the long distance and international communications business include OCN, IP-VPN and frame relay.

The following table sets forth information regarding IP/packet communications subscriptions of NTT Communications:

	As of March 31,
	2003	2004	2005
	(in thousands)
Packet exchange services	836	863	885
Frame relay/cell relay services	78	56	39
Facsimile communications network services	1,419	1,435	1,385
OCN	3,504	4,118	4,640
IP-VPN	64	86	93

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT also offers fixed-rate plans for this service regardless of distance or connection time. In fiscal 2005, NTT Communications worked to expand use of IP services by providing individual customers with an expanded menu for OCN “B FLET’S” services, including services such as the “OCN Music Store,” a music distribution service, and “OCN Theatre,” a video distribution service.

NTT Communications provides high-speed, high-volume frame relay services under the name “Super Relay FR.” Super Relay FR was deployed as an economical multi-protocol data networking system, but as customers increasingly have migrated to less expensive IP-based services, the number of subscriptions has fallen.

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” using “MPLS.” Arcstar IP-VPN, the IP-based communications of choice for corporations, has been steadily gaining customers, as it actively responds to customers’ ever-increasing needs for broadband and ubiquitous communications. In fiscal 2005, NTT Communications responded to diversifying customer needs by commencing a service for corporate customers called “.Phone Business V,” which allows for video phone calls between computers and FOMA handsets, and by effectively combining a variety of VPN services, as well as maintenance and monitoring services, to provide integrated service packages.

IP/packet communications services handled by the mobile communications business segment include i-mode, FOMA and Quickcast.

i-mode service is a wireless, packet-based Internet-access service using a system that transmits information that has been divided into blocks called packets. Using handsets compatible with NTT DoCoMo Group’s i-mode, subscribers access the Internet by way of i-mode servers. i-mode also enables a full range of voice telephony services. The number of i-mode content providers has risen dramatically. As of March 31, 2005, there were approximately 4,800 providers listed in the i-mode site menu and a total of 85,000 websites independently offering mobile online services.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 6.4% of NTT’s total operating revenues for fiscal 2005. This comprises sales by NTT Group’s regional communications business segment and the mobile communications business segment.

For fixed line services, efforts were focused on commercialization of equipment for FLET’S services and for VoIP services. In the mobile communications business segment, efforts were focused on the sale of the “FOMA900i” series, which offers smaller and lighter handsets and improved battery life and other basic functions, as well as a full range of new features.

Systems Integration

Operating revenues from systems integration accounted for 8.4% of NTT’s total operating revenues for fiscal 2005. Systems integration is included in the long distance and international communications business segment and the data communications business segment.

In fiscal 2005, in the long distance and international communications business segment, NTT Communications aggressively developed high value added services for its IP network services to provide customers with total solutions for equipment and systems, including data center, security services and management services (monitoring and operating services).

In the data communications business segment, NTT Data continued to promote its new businesses through alliances with client corporations and joint investments. It also strived to improve its sales processes and enhance its business system environment as part of its “initiatives to improve fundamental growth.” These initiatives are comprised of three pillars, namely “marketing strength,” “strengthening systems integration competitiveness” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

NTT Data also moved forward with its “initiatives for further growth,” to achieve strong growth by reforming the structure of its businesses focused on government agencies and financial institutions. Specifically, NTT Data progressed with initiatives focused on strengthening its marketing and development capabilities in the corporate field, developing leading-edge solution services, and developing and refining the foundation for construction of critical next-generation systems.

Capital Investments

NTT Group’s capital investments for fiscal 2005 are shown in the table below:

	Years ended March 31,
	2005	2005
	(in millions of yen)	(in millions of dollars)
Regional communications business	¥830,859	$7,765
Long distance and international communications business	149,476	1,397
Mobile communications business	861,517	8,051
Data communications business	110,821	1,036
Other services	104,728	979

Total	¥2,057,401	$19,228

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

	Years ended March 31,
	2005	2005
	(in millions of yen)	(in millions of dollars)
Expenditure for acquiring tangible fixed assets	¥1,610,991	$15,056
Expenditure for acquiring intangible fixed assets	543,668	5,081

Total	2,154,659	20,137

Differential with capital investment amount	¥97,258	$909

NTT Group has shifted its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Capital investment for each segment in fiscal 2005 was as follows:

In the regional communications business segment, emphasis was placed on the expansion of service areas for optical services such as “B FLET’S” and on aggressively building facilities to meet the demands of an enhanced service lineup with a view toward the full-scale spread of broadband access services. For fixed line telephone services which are reaching a mature stage, capital investments were carried out with a view toward making full use of existing facilities, achieving greater efficiency and maintaining fixed line telephones.

In the long distance and international communications business segment, NTT Group actively focused its investments on the expansion of IP network services, such as OCN, wide-area LAN, IP-VPN and VoIP. NTT Group also responded to customer needs by providing such new services as CoDen Optical Service and Group-VPN. In addition, to improve customer service and perform tasks more efficiently, NTT Group worked to enhance and strengthen internal systems.

In the mobile communications business segment, investment concentrated primarily on the installation of equipment and construction of facilities, such as base stations, switchboards and transmission paths, to expand FOMA service areas to places such as underground train stations and malls and building interiors and to maintain and improve transmission quality in areas where service is already available. In addition, NTT DoCoMo has lowered the network costs of packet communications by such means as building an “IP Router Network” based on optical transmission networks and separating the voice and packet networks. In i-mode services, investments were made in the construction of backup facilities to provide greater convenience and reliability. To further improve the convenience and reliability of i-mode service, backup and other facilities were constructed. Additionally, to address trends such as the increase in demand for telecommunications services, buildings to house communications facilities were constructed.

In the data communications business segment, NTT Group continued to make capital investments primarily in facilities relating to systems integration services.

NTT Group records its physical-plant assets as follows:

	As of March 31, 2005
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications business	¥4,002,722	¥446,941	¥1,294,636	¥437,726	¥6,182,025	$57,776
Long distance and international communications business	274,018	42,661	149,388	242,660	708,727	6,623
Mobile communications business	1,650,388	195,260	483,340	1,024,900	3,353,888	31,345
Data communications business	133,494	48,835	106,066	364,072	652,467	6,098
Other services	—	103,406	591,936	202,460	897,802	8,391

Total	¥6,060,622	¥837,103	¥2,625,366	¥2,271,818	¥11,794,909	$110,233

NTT Group forecasts ¥2 trillion in capital investments for fiscal 2006, with expansions and enhancements to IP-based services, such as “B FLET’S” and broadband-related services relating to FOMA. NTT Group will also promote more efficient use of existing infrastructure for mova and other non-broadband-related services. The following is a breakdown of major items by segment:

	Years ended March 31,
	2006	2006
	(in millions of yen)	(in millions of dollars)
Total	¥2,050,000	$19,159

Breakdown (major items)
Regional communications business(1)	¥780,000	$7,290
Long distance and international communications business(2)	160,000	1,496
Mobile communications business(3)	848,000	7,925
Data communications business(4)	105,000	981

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DoCoMo
(4)	Capital investment amount for NTT DATA

The breakdown for each segment is as follows:

•	Regional communications business: ¥479.0 billion in voice transmission services, ¥89.0 billion in data transmission services, and ¥175.0 billion in leased circuit services.

•	Long distance and international communications business: ¥55.0 billion in voice transmission services, ¥17.0 billion in data transmission services, and ¥3.0 billion in leased circuit services.

•	Mobile communications business: ¥700.0 billion in mobile communications services, ¥1.0 billion in PHS services, and other items.

•	Data communications business: ¥76.0 billion in data communications plant and equipment (including software), and other items.

Reorganization

On July 1, 1999, certain of NTT’s business activities were transferred to NTT’s wholly owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon

Telegraph and Telephone Corporation Law promulgated in June 1997, NTT is required to hold all the shares of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, data transmission services such as IP-VPN and OCN, and other network and ancillary services throughout Japan and commenced offering international telecommunications services in October 1999. In May 2001, NTT Communications also began offering intra-city telecommunications services in Tokyo, Osaka and Nagoya.

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

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2005, NTT had 542 subsidiaries and affiliated companies.

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

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high-quality services, including universal services, and in addition, are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retired from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, payrolls, business administration). This system of regional subsidiaries has the advantage of giving NTT locations throughout Japan, to enable NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services. These outsourcing subsidiaries are involved in the development of new business in the following areas:

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

NTT Group established NTT Resonant Inc. (“NTT Resonant”) with a view toward the early realization of a resonant communications environment. NTT Resonant, which commenced operations in April 2004, is to serve as the engine for NTT Group’s broadband business, bringing together the development resources of NTT Laboratories and those of the individual NTT Group companies. NTT Resonant will be a leading developer of new services, such as high-quality, easy-to-use interactive video communication services, and broadband portal services offering new functions with high added-value; it will provide these services to the public in collaboration with other NTT Group companies. On March 31, 2004, the businesses of NTT Broadband Inc. and NTT X Inc. were transferred to NTT Resonant.

A resonant communications environment means a new generation, fiber-optic communications environment that:

-	is broadband-based and interactive;

-	allows connections with anybody, anywhere and at any time over a ubiquitous network;

-	is secure, dependable, simple and convenient; and

-	will enable people and corporations to move forward with their pursuits, in resonance with the surrounding world.

In September 2003, in response to a request for a ¥12.0 billion capital increase through third party allotment from Internet Initiative Japan Inc. (“IIJ”), both NTT and NTT Communications purchased shares in IIJ for an aggregate subscription price of ¥9.6 billion and ¥0.7 billion, respectively, for the purpose of enhanced collaboration with IIJ, which has developed advanced Internet-related technologies, as part of NTT Group’s plans to develop and expand its broadband businesses. As a result of this purchase, NTT Group’s ownership in IIJ increased to 31.6%.

NTT Urban Development Corporation (“NTT Urban Development”), the principal business activities of which are real estate leasing and sale, along with management of office buildings, was listed on the First Section of the Tokyo Stock Exchange on November 4, 2004. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares in conjunction with this listing. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

Competition

The Telecommunications Business Law introduced competition in the telecommunications service industry at the beginning of fiscal 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including the regional communications business, long distance and international communications business, mobile communications business and data communications business segments. Regarding risks associated with competition, please see “Item 3—Key Information—Risk Factors—NTT Group’s market share and revenues may suffer from competition.”

In the fixed-line telephone service market, overall competition (including competition in the basic monthly charges market) has intensified, as the market size continues to contract, fixed rate, always-on Internet connection services and IP telephony services expand and other carriers make a full-scale entry into “chokushu” telephone services using dry copper lines. In response to this intensified competition, NTT Group has enhanced its competitiveness by reducing NTT East and NTT West’s basic monthly charges, by providing a new service called “Ichirittsu,” a discount call service offering flat rates on intra-prefectural calls, and by moving forward with full scale provision of the “Hikari Phone” service. In addition, as less importance is put on raising funds to develop fixed-line network quickly and other carriers have started providing “chokushu” telephone services using dry copper lines without charging initial fees, similar to the telephone subscription rights fees, NTT Group has reduced its telephone subscription rights fees in order to respond to such changes in the business environment. As a result of the lowering of these fees, some subscribers may demand a refund of telephone subscription rights fees paid by them. NTT Group believes that it has no obligation to provide any refund as the telephone subscription rights fees were charged on the assumption that no refunds would be made.

In the corporate market for IP telephony, introduction of IP Centrex services (a type of IP telephony service for corporate users which provides outsourcing of server maintenance and operation) has accelerated as more companies start to deploy IP telephony. In the residential market, IP telephony services provided by ADSL providers and ISPs using the 050 calling code (the IP telephony code) have been expanding. In fiscal 2005, optical IP telephony service began for both the corporate and residential markets that allows use of existing fixed-line telephone numbers. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information was introduced. NTT Group has responded to such developments by expanding the fiber-optic services offered by NTT East and NTT West to include the “Hikari Phone Business Type” service (previously the “Corporate IP Telephony Service”), which provides low-priced voice transmissions with the same quality as fixed-line telephone service, first to apartment buildings, and then to single family homes. Also, regarding IP telephony services for corporations which until now had been offered only to major corporate customers, NTT Group revised its service conditions to allow use by corporate customers with fewer telephone lines.

In the fixed line inter-prefectural market, NTT Communications began offering a new service called “PL@TINUM LINE,” a discount service not only for domestic calls (including intra-city calls) but also for international calls and cellular calls. Because of this, NTT Communications’ share of MYLINE registrations has been increasing, reaching 60.7% as of the end of March 2005 (an increase of 3.2% over the previous year). NTT Communications’ primary competitors in the inter-prefectural market include KDDI and Japan Telecom; in addition, “chokushu” telephone services that use dry copper lines and businesses providing IP telephony services—both of which are not subject to the MYLINE registration system—are also competitors in this market.

In the intra-prefectural communications market, market shares for NTT East and NTT West for MYLINE registration are set forth in the table below. There is intensive competition in these markets. NTT Group’s primary competitors in the local market are Poweredcom in the Tokyo Metropolitan region, QTNet in Kyushu, as well as KDDI, Japan Telecom and other companies that entered the intra-city communications market in May 2001. As with inter-prefectural communications, in the intra-prefectural communications market NTT East and NTT West may suffer a reduction in revenues from usage and monthly basic charges as providers of “chokushu” telephone services using dry copper lines and providers of IP telephony services, who are not participants in the MYLINE registration system, increase their subscriber base.

The following table shows intra-prefectural communications market shares based on MYLINE registrations for NTT East, NTT West and NTT Communications:

	As of March 31,
	2004	2005
Intra-city:
NTT East	69.7%	69.3%
NTT West	73.9%	72.0%
NTT Communications	0.6%	3.4%
Intra-prefectural inter-city:
NTT East	62.9%	62.8%
NTT West	66.1%	64.9%
NTT Communications	1.1%	4.3%

As the fixed line telephone market continues to contract, NTT Group is moving aggressively with the development of its broadband businesses. During fiscal 2005, the number of users in Japan of optical access, ADSL and cable access reached 18.63 million customers (as of end of December 2004), indicating that the broadband age has arrived. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices. NTT Group made every possible effort to increase sales of ultra high-speed fiber access services that are superior in interactivity and stability through such measures as reduction in fees and the provision of the “Hikari Phone” IP telephony service, which provides low-priced voice transmission with the same quality as fixed telephone lines. Furthermore, to cultivate new demand for fiber-optic services, NTT Group began marketing IP video phone handsets to spread their use. NTT Group also was an active participant in the realization of video distribution services (to be provided by companies within as well as outside NTT Group) that will enable customers to view film and music video content from home TVs. However, a variety of businesses such as other carriers and cable television businesses are entering the market by offering service packages, including Internet access, IP telephony and video distribution services (“triple play” packages).

There are three principal wireless services providers in Japan: NTT DoCoMo Group, KDDI Group (including TU-KA Group) and Vodafone. As of March 31, 2005, on the basis of number of subscribers, NTT DoCoMo Group had significantly more subscribers for its wireless services (approximately 49 million subscribers) than did KDDI Group for its “au” services (approximately 20 million subscribers). However, in fiscal 2005, KDDI Group had a slightly higher net increase in subscriptions for its “au” services. As of March 31, 2005, the estimated market share for the three providers was: 56.1% for NTT DoCoMo Group, 26.6% for KDDI Group (including TU-KA Group) and 17.3% for Vodafone.

The competitors of i-mode are “EzWeb” provided by the KDDI Group and “Vodafone live!” provided by Vodafone. As with i-mode, KDDI’s “EzWeb” and Vodafone’s “Vodafone live!” services allow their users to connect to the Internet, send color images and utilize navigation programs. NTT Group expects increasing competition in these areas.

With regard to 3G services, in October 2001, NTT DoCoMo Group commenced W-CDMA services ahead of all other competitors. As of the end of March 2005, NTT DoCoMo Group had roughly 11.5 million subscribers to its 3G services. Competition has become intense in the 3G market. In April 2002, the KDDI Group started a CDMA 2000 1x 3G service in Japan’s major cities. As of March 31, 2005, KDDI’s 3G had approximately 17.9 million subscribers. Vodafone provides a service that, like NTT DoCoMo Group’s, employs W-CDMA technology. As of March 31, 2005, Vodafone’s W-CDMA service had approximately 0.9 million subscribers.

In the PHS market, NTT DoCoMo Group’s competitors are the Willcom Group and ASTEL Group. Willcom Group remains the leader among the three PHS operators with approximately 67.7% of the market share of PHS subscribers as of March 31, 2005. NTT DoCoMo Group is second with approximately 29.4% market share and ASTEL Group has an approximately 2.9% market share. With the decrease in handset prices and prices of cellular services, many PHS subscribers are switching to cellular phone services, causing the PHS market to shrink. A decline in subscriptions for voice services resulted in an overall decrease in subscribers, and it is expected that the usage of even card-type handsets will decline as cellular phone service becomes increasingly fast and multifunctional. For these reasons, NTT DoCoMo Group decided that it would stop accepting new subscriptions to PHS services as of the end of April 2005 in order to concentrate its business resources on FOMA services.

The software business, which is the focus of NTT DATA’s business, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their main focus to this business. It is not entirely clear how the market will grow, and there is a possibility that the competition resulting from the entry of other companies into this market may increase.

Regulations

General

The MIC is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo Group companies are regulated by the Minister under the Telecommunications Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecommunications Business Law that opened the Japanese telecommunications services industry to competition came into effect. Since then, the Japanese Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

For more information on risks associated with regulations, see “Item 3—Key Information—Risk Factors—Changes or decisions made regarding telecommunications regulations may adversely affect NTT Group’s business.”

The NTT Law

Amendments to the NTT Law were implemented in July 1999, under which NTT was reorganized as a holding company. The amended NTT Law provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more, and restricts foreign ownership to less than one-third, of the total number of issued Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the Minister to offer regional telecommunications services outside their service areas. Following the 2001 revision of the NTT Law, they can engage in businesses utilizing their equipment or technology and employees; however, in such cases, they must obtain approval of the Minister. In addition, NTT, NTT East and NTT West need the Minister’s approval to: issue new Shares or debentures coupled with rights to acquire new Shares (with certain exceptions);

change the articles of incorporation; or merge or dissolve each company. Approval of the Minister is also required for the disposition of profits of NTT, and NTT East and NTT West need the Minister’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the Minister within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this annual report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	NTT must own 100%
Issuance of new Shares	Minister approval(1)(2)	Minister approval
Foreign ownership of Shares	Less than one-third	NTT must own 100%
Appointment of directors and corporate auditors	Minister approval	Non-Japanese cannot be appointed
Change to the articles of incorporation	Minister approval(3)	Minister approval
Disposition of profits	Minister approval(1)	Unregulated
Business operating plan	Minister approval(1)	Minister approval(1)

(1)	Subject to consultation with the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

The Telecommunications Business Law

The Telecommunications Business Law gives the Minister the authority to regulate telecommunications companies.

Under the NTT Law, NTT East and NTT West are subject to regulation as telecommunications businesses responsible for providing nationwide telephone services. NTT Communications, NTT DoCoMo Group companies, and certain of NTT Group’s other subsidiaries, are also subject to regulation as telecommunications companies.

The following table summarizes certain of the major regulatory requirements under the Telecommunications Business Law:

Government Regulation:

a. Start-up of Business	Large-scale telecommunications businesses: registration with the Minister required Other telecommunications businesses: notification to the Minister required

b. Rates/Agreements

Basic telecommunications services(1): notification to the Minister required

Designated telecommunications services(2): notification required to the Minister of security tariff

Specified telecommunications services(3): price cap regulations are imposed, and approval of the Minister is required when a business proposes to increase rates above the price cap(4)

c. Articles of Interconnection Agreements	• Approval from the Minister required (as to Category I-designated facilities) • Notification to the Minister required (as to Category II-designated facilities)

d. Foreign Capital Participation	Unregulated(5)

(1)	Services that must be provided universally across Japan because they are regarded as essential to the lives of people in Japan.
(2)	Services that are provided by a telecommunications business using a Category I-designated facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate,” based on consideration of various factors, including the fact that alternative services are not being sufficiently provided by other telecommunications carriers.
(3)	Designated telecommunications services determined to have a major effect on the interests of users, in light of the content of such services, the range of users and other factors.
(4)	Price cap regulations are imposed with respect to specified telecommunications services, and approval of the Minister is required when a carrier proposes to increase rates above the price cap.
(5)	Excluding NTT, as to which capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•	Notification to the Minister is required in cases where the index for rates for specified telecommunications services (telephone, ISDN, leased circuit services) provided by a telecommunications company that has Category I-designated facilities is at or below the standard rate index for which information is given by the Minister; approval of the Minister is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities subject to this requirement at present are NTT East and NTT West.

•	When fees relating to specified telecommunications services are set, notification made to the Minister at least 14 days prior to implementation (seven days prior when it is clear that the rate index after rate changes is at or below the standard rate index).

On June 30, 2004, based on the price cap regulations, the Minister notified NTT East and NTT West of the standard rate index for the year starting October 1, 2004. The index for telephone subscriber services and ISDN services was set at 92.7, and the index for leased circuit services was set at 89.3 for NTT East and 90.1 for NTT West, with a base index of 100.0 being the rates for these services at the reference time of April 2000. Because the rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations.

For a discussion of rates currently applied to NTT Group’s telephone and ISDN services, see “Item 4—Information on the Company—Principal Business Activities.”

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Category I “designated telecommunications facilities,” establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister) entered into with other carriers. Among other things, the Minister’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce an LRIC Methodology for the calculation of interconnection rates. In May 2000, the amended Telecommunications Business Law was passed, providing for the introduction of an LRIC Methodology. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the ZC interconnection charge by 60.1%, in each case as compared to fiscal 1999.

Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review. Following this review, the GC interconnection charge for fiscal 2004 and fiscal 2005 was set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rate) and the ZC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rate) (in each case for three minutes), and a post-facto adjustment mechanism for access charges was introduced (pursuant to which the GC interconnection charge is subject to adjustment when actual traffic differs substantially from the volume of traffic during the base period, i.e., the latter half of fiscal 2002 and the first half of fiscal 2003) for calculation of interconnection charges. In light of this, in April 2003, NTT East and NTT West received approval of the MIC for interconnection rate revisions for fiscal 2004 and 2005. Some competing carriers that were required to pay these interconnection rates to NTT East and NTT West filed an administrative suit against the MIC to have that approval revoked, arguing that the decision-making process was not transparent. These claims of competitors were rejected by the Tokyo District Court in April 2005, and in the following month, final judgment in the matter was handed down.

Because the estimates for GC traffic volume for fiscal 2004 and 2005 fluctuated substantially from the traffic volume for the second half of fiscal 2002 and the first half of 2003, payment adjustments were made. After giving effect to the post-facto adjustment for fiscal 2004, the GC interconnection charge for fiscal 2004 was ¥4.80, and the adjusted ZC interconnection charge for fiscal 2004 was ¥5.79. As a result of a preliminary adjustment based on projected traffic volume for fiscal 2005, the GC interconnection charge for fiscal 2005 was reset to ¥5.18, and the ZC interconnection charge was reset to ¥6.17.

A method for calculating connection fees for the three fiscal years commencing with fiscal 2006 was determined based on the October 2004 report of the Telecommunications Council.

Following this determination, NTT East and NTT West filed for approval to raise their fiscal 2006 interconnection charges from the previous year, with the GC interconnection charge set at ¥5.32 (an increase of approximately 2.6% over the previous year) and the ZC interconnection charge set at ¥7.09 (an increase of approximately 14.9% over the previous year) (both for three minutes), and approval of the Minister was received in March 2005. These charges represent an increase over charges from the previous fiscal year. However, traffic through NTT East and NTT West switchboards has been on the decline, so interconnection revenues for fiscal 2006 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council held that over a five-year period, NTS costs should be gradually removed from interconnection rate costs and should be recovered instead from the basic monthly charges. However, given the competition from other carriers using dry copper lines to provide direct “chokushu”

telephone service, raising basic monthly charges due to an increase in base costs may not be feasible. For this reason, it is expected that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in earnings.

Other Regulatory Developments

Other recent regulatory trends in the field of telecommunications are as follows:

Interconnection Rates (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenue from dark fiber interconnection charges is lower than the actual cost. Carriers associated with power companies have installed their own optical fiber and have initiated and expanded their own optical fiber services. These actions have resulted in increased competition in the construction of optical fiber networks. For these reasons, NTT has requested that the obligation to make fiber lines available be reviewed by all interested parties. At present, it is unclear whether such review will occur.

Interconnection Rates (Use of NTT Group Telephone Poles by Other Carriers)

As the use of optical fiber spreads in Japan, the environment is conducive to carriers other than NTT East and NTT West to install their own optical fiber lines. In this connection, the MIC has requested that NTT East and West update their conditions and procedures for allowing other carriers to use the telephone poles of NTT East and West to facilitate the installation of optical fiber on these poles.

The MIC established a panel in May 2005 to study the necessary changes and plans to hold discussions with NTT East and West, certain other carriers and electric power companies that own the telephone poles.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law.

A Universal Service Fund was established in June 2002 for the purpose of serving as a source for funds to pay for costs associated with providing mandatory universal service. As initially contemplated, monies from the Fund would be paid to NTT East and NTT West when costs of providing universal service exceeded the revenues from universal service. To date, no monies have ever been paid to NTT East and West from the Fund to compensate them for the cost of universal service.

However, as other carriers start to use dry copper lines to provide “chokushu” telephone services, and if the competition in regions with high margins for fixed line services, including universal service, intensifies, it is expected that NTT East and NTT West’s income from universal service will decrease, and the continuation of this service will become difficult. Accordingly, NTT Group has requested that the Universal Service Fund system be amended.

Based on this request, the MIC established a committee within the Telecommunications Council to consider revisions to the Universal Service Fund. The committee is currently considering the matter, and a decision is expected around October 2005.

Effect of the Prohibited Activities Regulations

According to the 2001 revisions to the Telecommunications Business Law, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from the improper handling of interconnection information and the use of such information for reasons other than its intended purpose. Furthermore, officers of NTT East and NTT West are prohibited from also serving as officers of specified related businesses (at present, NTT Communications has been designated as such) (i.e., a firewall is set up between the companies). NTT East and NTT West are obligated to prepare, obtain the Minister’s approval and publish their articles of interconnection agreements. NTT DoCoMo is obligated to prepare, notify the Minister and publish its articles of interconnection agreements.

With the spreading use of broadband, technological innovations have made it possible to provide bundled services that until now had been separate. These include services similar to broadcasting, in which customers can watch movies over a broadband Internet connection and services which integrate fixed line services with cell phone services. It is expected that integrated services of this type will increase in the future.

Although NTT Group believes that it must respond to these market trends, NTT East, NTT West and NTT DoCoMo are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, NTT East, NTT West and NTT DoCoMo may not give preferential treatment to another carrier. As a result, the provision of integrated services that only involve telecommunications companies within NTT Group may be limited by these prohibited activities regulations, which may delay the timing of the provision of these services by NTT Group or result in other adverse consequences.

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in fiscal 2004, and evaluations of dominance in wireless communications and IP telephony markets were made in fiscal 2005.

Administrative Advice and Hearing Based on the Antimonopoly Law

In December 2003, the Fair Trade Commission issued a warning with regard to the B FLET’S New Family Type service that NTT East is currently providing. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that it was not in fact actually using and that, as a result of this practice, NTT East effectively was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by blocking the entrance of newcomers, and it advised NTT East to stop this practice.

NTT East believes that its acts do not violate applicable laws, and has not followed the advice provided by the Commission. An administrative hearing in accordance with procedures set forth in the Antimonopoly Law has been initiated and is currently in progress.

Introduction of Number Portability System for Cellular Phones

A study report issued by the MIC in April 2004 and the guidelines regarding mobile number portability deployment issued in May 2004 both concluded that it would be appropriate to introduce portability of cellular phone numbers as early as possible in fiscal 2007. Because there will be cases where telecommunication carriers will need to discuss and make arrangements for specific methods for achieving cell phone number portability,

Antimonopoly Law implications must be kept in mind and, for this reason, in November 2004, the Fair Trade Commission issued a report called, “Cellular Phone Number Portability from the Perspective of the Antimonopoly Law,” in order to prevent violations of the Antimonopoly Law and thus promote fair and free competition in the cellular phone market.

Allocation of Frequency Spectrum for Cellular Phones

Mobile communications businesses are required to have a license from the Government to use radio frequency spectrum. Allocation of frequency spectrum is governed by the Radio Law and related statutes and regulations. In January the MIC established a study group on policies for effective frequency spectrum use, and this study group issued its first report in December 2002. The report’s proposals included the introduction of a compensation scheme for licensees who suffer losses resulting from short-term reallocation of spectrum or migration to fiber-optic cables rather than alternative radio frequencies. This proposal was reflected in the proposal for amendments to the Radio Law that passed the Diet in May 2003. The report also proposed a comparative examination system based on market principles and licensing procedures as an alternative to an auction system, as an auction system could be an impediment to the effective use of frequency spectrum, as evidenced by extremely high bids submitted in auctions in the European countries. The study group released a final report in October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fees. This report was reflected in a proposal for amendments to the Radio Law which has been under consideration in the 162nd Japanese national parliament held since January 2005.

Formulation of an Electronic Government Construction Plan

Based on the “Electronic Government Construction Plan,” which was revised in June 2004, the Japanese Government has begun a fundamental review of government-related IT systems. Under this plan, with respect to tasks and systems that are common to ministries and agencies (21 fields) and tasks and systems for individual ministries and agencies (51 fields), an optimization plan is to be formulated as early as possible before the end of March 2006; under this plan, a review is to be carried out of tasks and systems, shared, uniform systems are to be constructed, and certain tasks are to be outsourced.

Trends in Power Line Communications (PLC)

PLC uses existing power lines to provide high-speed data transmission. Due to fears that leakage of radio waves from power lines could affect other wireless use, the new technology was developed in an effort to reduce radio wave leakage. From March 2004, equipment manufacturers and power companies have been carrying out experiments focused on the transmission of data through the use of indoor power lines. These experiments were performed to determine the viability of the data transmission technology. The MIC has established a research committee, with the goal of formulating recommendations around October 2005 as to whether PLC and other wire use can co-exist, and if so, under what conditions.

Other Trends in New Technology and New Systems

WiMAX is a standard for high throughput, IP-based wireless broadband connections. In 2003, WiMAX was recognized as an international standard for fixed wireless (75 Mbps maximum transmission speed) broadband connections, including as a means to provide broadband access to a small number of people scattered over a large area. Currently, standards for mobile wireless communication (maximum speed in the 15Mbps range) using WiMAX technology are being developed. This technology uses frequency spectrum from 2GHz to 11GHz. In Japan, there is no spectrum available for deployment of this technology, because these frequencies are used for other purposes. In addition, voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information is becoming available. If these and other new technologies and systems are introduced and developed in Japan, competition in the fixed communications and mobile communications market may intensify further, and such intensified competition may affect the revenues of NTT Group. Currently, the specific effects of new technology developments on NTT Group are unclear.

Global Businesses

In the international data communications markets, as the use of broadband spreads, it is expected that the realignment and reorganization of businesses will become increasingly active in response to integration of fixed line and wireless communications. At the same time, the global spread of i-mode and other mobile multimedia services is in full force, and 3G services are also steadily expanding. In addition, with heightened demand from Japanese corporations for IP solutions and the rapid expansion of cellular telephone use in China and other countries, the importance of the Asia market is growing. In this environment, joint public / private cooperation between Japan and other Asian countries is expanding, principally in the field of ICT (information and communications technology).

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

In the IP/data communications business, NTT Communications will place special emphasis on Asia and will promote its global IP solutions business by developing managed services which combine hosting, network and other services that are expected to be areas of future growth. NTT DoCoMo is pursuing new opportunities in Europe, the United States and Asia and is moving ahead with steady international expansion in alliance with partners of its mobile multimedia services, including i-mode, and 3G services, thereby providing enhanced global roaming capabilities, and a new revenue base in mobile communications related businesses.

NTT Group global businesses are as follows:

(i)	NTT East and NTT West

NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

TT&T Public Company Limited (“TT&T”)

In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T, a telecommunications company in Thailand, with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. Prior to the reorganization, NTT had made cumulative investments worth $180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT held an 18% ownership interest in TT&T, but as a result of the conversion of debt to equity under TT&T’s corporate reorganization plan in September 2001, NTT’s ownership interest in TT&T was reduced to 11.2%. Subsequently, NTT West sold some of its interest in TT&T, and its ownership interest was reduced to 6.2% as of March 31, 2005.

Mitra Global Telekomunikasi Indonesia (“MGTI”)

In October 1995, NTT signed an agreement under which it acquired 15% of the equity in a joint venture company, MGTI, that was to install and operate approximately 400 thousand telephone lines in central Java. Subsequently, in September 1996, these shares were assigned to NTT Finance (UK) Limited, and in June 1998, the number of telephone lines to be built was reduced to 350 thousand. Installation was completed in March 1999. At the time of the reorganization in July 1999, NTT East succeeded to all the shares of NTT Finance (UK) Limited. A total of six companies had invested in MGTI, including the Australian telecommunications carrier

Telstra Corporation Limited and PT Indonesian Satellite Corporation. The final equity contribution of NTT Finance (UK) Limited was $31.8 million, or 15.3% of the total equity.

In September 2003, NTT Finance (UK) Limited signed an agreement under which it sold all its shares of MGTI to P.T. Alberta Telecommunication for $28 million. The sale of stock was completed in January 2004, and in March 2005, NTT East resolved to dissolve NTT Finance (UK) Limited in April 2005.

NTT Vietnam Corporation

In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT and Vietnam Posts and Telecommunications Corporation (“VNPT”), jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The term of this license is for 15 years. During the first five years, a telephone network system of roughly 240 thousand lines was to be constructed. For the term of the license, NTT is to receive distributions of revenue from VNPT while providing technical support and managerial guidance relating to the telephone business. At the reorganization, this investment was transferred from NTT to NTT East.

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

StarHub Pte Ltd (“StarHub”)

In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia, Singapore Power and British Telecommunication Plc (“British Telecom”), won licenses from the Telecommunications Authority of Singapore to provide public basic telecommunications services, both domestic and international, and public cellular phone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched services in April 2000.

In July 2002, StarHub merged with Singapore Cable Vision Ltd., which provides cable television service and broadband Internet service throughout Singapore. The equity share of NTT Communications became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecom, and Singapore Press Holdings.

StarHub conducted an initial public offering on the Stock Exchange of Singapore on April 10, 2004. Following the sale of a portion of its holdings in the IPO, NTT Communications’ equity in StarHub is currently 10.3%.

HKNet Company Limited (“HKNet”)

NTT Communications acquired a 49% stake in HKNet, a major ISP in Hong Kong, in July 1999 and in September 2000 increased its ownership percentage to 79% through the purchase of additional shares. After responding to a call for a capital increase in November 2001 and making purchases of HKNet’s stock in December 2001 from CTT Telecom Holdings Limited (local partner), HKNet became a wholly owned subsidiary of NTT Communications. As a result, NTT Communications will be able to more efficiently carry out its strategies for its IP-related services both in Hong Kong and on the Chinese mainland through HKNet. NTT Communications, jointly with HKNet, is currently providing high-quality global IP services with an emphasis on broadband IP connections and data center security for corporate customers.

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart, a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT and FPC, PLDT’s major shareholder, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of common shares of PLDT after the exchange of shares.

Verio

In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications would acquire a majority of the shares of Verio through a tender offer and the U.S. subsidiary of NTT Communications would thereafter be merged into Verio. The transaction was valued at approximately $5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

(iii)    NTT DoCoMo

AT&T Wireless Services, Inc. (“AT&T Wireless”)

In January 2001, NTT DoCoMo completed an investment of approximately $9.8 billion (approximately ¥1,143 billion at the date of investment) in stock (initially represented by a tracking stock issued by AT&T Corp. (“AT&T”) relating to AT&T Wireless and later converted into the common stock of AT&T Wireless) equivalent to 406 million shares (a 16% interest) of AT&T.

On February 17, 2004, Cingular Wireless LLC (“Cingular”), a joint venture between SBC Communications Inc. and BellSouth Corp. announced an agreement to acquire AT&T Wireless. Before the announcement of the acquisition agreement, NTT DoCoMo was requested to submit an acquisition proposal by AT&T Wireless, but the board of directors of NTT DoCoMo decided not to make an acquisition proposal to AT&T Wireless. In connection with the acquisition, which closed on October 26, 2004, NTT DoCoMo received $15 per share, or approximately $6.5 billion.

On July 20, 2004, AT&T Wireless became the first wireless operator in the United States to launch 3G services based on W-CDMA, when it started 3G services in four markets, Detroit (MI), Phoenix (AZ), San Francisco (CA) and Seattle (WA), pursuant to the Investor Agreement which was amended in December 2002. On September 1, 2004, AT&T Wireless also launched 3G service in two additional markets, Dallas (TX) and San Diego (CA).

KPN Mobile N.V. (“KPN Mobile”)

In July 2000, NTT DoCoMo signed a subscription agreement to acquire a 15% voting interest in KPN Mobile for the purpose of promoting mobile multimedia services and 3G services in Europe. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe for new shares in accordance with the agreement. As a consequence, NTT DoCoMo’s voting interest in KPN Mobile decreased from 15% to approximately 2.2%, and many of NTT DoCoMo’s rights under the subscription agreement and the shareholders’ agreement terminated.

In November 2001, NTT DoCoMo signed a license agreement with KPN Mobile and its parent company Royal KPN under which NTT DoCoMo transferred and licensed technologies to KPN Mobile for the launch of i-mode services in the Netherlands and Belgium. In February 2002, NTT DoCoMo signed an agreement with E-Plus Mobilfunk (“E-Plus”), a subsidiary of KPN Mobile, to transfer and license technologies to E-Plus to offer i-mode services in Germany. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering i-mode services on a commercial basis in Belgium in October 2002.

KPN Mobile group companies acquired 3G licenses in the Netherlands, Germany and Belgium in July 2000, August 2000 and March 2001, respectively. On July 15, 2004, KPN Mobile Netherlands, an operating company and a subsidiary of KPN Mobile, launched 3G service based on W-CDMA technology. E-Plus, another KPN Mobile’s operating unit in Germany, also started 3G service in June 2004.

Hutchison 3G UK Holdings Limited (“H3GUK”)

In July 2000, NTT DoCoMo formed a strategic alliance with KPN Mobile and agreed to invest in H3GUK as part of a business alliance with Hutchison Whampoa Limited (“HWL”). NTT DoCoMo acquired a 20% stake in H3GUK for £1.2 billion in September 2000, approximately ¥185 billion at the date of the investment, and entered into a shareholders’ agreement with HWL, the parent company of H3GUK, and Hutchison 3G HK.

In May 2004, NTT DoCoMo announced a Sale and Purchase Agreement to sell its entire 20% shareholding in H3GUK to HWL for a total consideration of £120 million.

Under the terms of the agreement, NTT DoCoMo was to receive payment in three installments either in cash, or subject to the listing of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that was subsequently listed on the Stock Exchange of Hong Kong, in shares of HTIL. The third and final installment was to be made in December 2006. NTT DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 was secured by the Sale and Purchase Agreement. NTT DoCoMo continued to receive dividends that were declared and payable by H3GUK until the completion of the transfer of the shares, and neither NTT DoCoMo nor HWL exercised any voting rights in respect of the sale shares. As part of the agreement, a £200 million shareholder loan NTT DoCoMo provided to H3GUK in May 2003 was transferred for value and interest in the sum of approximately £6.4 million, to Hutchison Europe Telecommunications S.à r.l., a subsidiary company of HWL.

On October 15, 2004, NTT DoCoMo received 187,966,653 shares of HTIL as the first installment for the sale of H3GUK shares. The shares represented approximately 4.2 % of the issued share capital on that date.

On May 9, 2005, NTT DoCoMo received a notice from HWL that it would exercise its right to accelerate completion of the payment. Accordingly, NTT DoCoMo exercised its right to put the shares of HTIL, which NTT DoCoMo received on October 15, 2004, to HWL. In accordance with the agreement, NTT DoCoMo completed the sale of its entire 20% shareholding in H3GUK and received cash equivalent to £120 million on June 23, 2005. NTT DoCoMo has no further financial commitments to H3GUK.

KG Telecommunications Co., Ltd. (“KGT”) / Far EasTone Telecommunications Co., Ltd. (“Far EasTone”)

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

In October 2003, NTT DoCoMo agreed to a plan by KGT to enter into a Share Purchase Agreement with Far EasTone, Taiwan’s third largest mobile operator. Under the agreement, each KGT share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KGT became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DoCoMo became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash.

At that time, NTT DoCoMo also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. Currently NTT DoCoMo is working with Far EasTone to maximize the synergy effects of the 3G platform, international roaming services, and joint procurement of handsets and other equipment. This merger enabled NTT DoCoMo to secure a more solid base in Taiwan, and will continue to increase economic value via further development of i-mode services and steady realization of 3G business. Far EasTone began i-mode service in April 2004.

In March 2004 NTT DoCoMo signed a consulting agreement with Far EasTone under which they are currently conducting a network field test and coverage optimization for the expected introduction of Far EasTone’s W-CDMA 3G service in 2005. Under the agreement, NTT DoCoMo is providing technical assistance to Far EasTone.

HTCL

In December 1999, NTT DoCoMo agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately $410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with HWL with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional $30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, NTT DoCoMo agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G HK, for approximately HK$303,190 (approximately ¥4.8 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and Hutchison 3G HK. As part of this transaction, NTT DoCoMo’s interest in both HTCL and Hutchison 3G HK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and Hutchison 3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, Hutchison 3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004.

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

As of March 31, 2005, the total balance sheet amount of NTT Group’s fixed assets was ¥35,428.3 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.4%; telecommunications service lines 36.3%; building and structures 15.8%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 5.4%; land 2.4%; and buildings under construction 0.7%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

NTT Group networks are continually being updated and are considered appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as Fiber To The Home (“FTTH”) and mobile communications business such as FOMA, as well as to increase the efficiency of its previous capital investments in mova and other areas. As outlined under “Capital Investments,” NTT Group is shifting its capital investment strategy away from infrastructure investment to demand-driven, customer service-oriented investment.

Research and Development

With its focus on developing secure, safe and convenient broadband and ubiquitous services, NTT promoted fundamental research and development primarily into building new-generation network architecture while also working to develop advanced technologies for the future.

As regards future high capacity communication network research and development, with the aim of achieving even greater capacity communications, NTT succeeded in testing the world’s first multiplex transmission of 1,000 wavelengths on a single optical fiber. In the field of optical access networks NTT is developing a GE-PON system to realize a faster and more stable service at a more reasonable rate than the current system. At the same time NTT Group is upgrading its wireless IP access system to enable service provision in regions where broadband is difficult to access through a combination of optical fiber and wireless equipment. Additionally, with the aim of realizing a resonant communications environment NTT Group is moving forward with the development of an interactive video communication service through linkage of fixed line and mobile communications.

For movies and other high volume content, NTT Group developed ultra-high-definition video technology capable of transmitting and reproducing video broadcasts in the 8-megapixel class (approximately four times the resolution of current Hi-Vision) while maintaining a high level of security. NTT Group developed “high-efficiency similar text search engine” technology that displays news articles tailored to customer interests, and “Multi-media Meister,” which searches for similar contents based on visual image characteristics. NTT Group tested these technologies with a view to their application on the “goo” portal site.

To sustain business development, NTT is pursuing the development of fundamental technologies attuned to the Group’s long-term business strategy, and NTT DoCoMo is steadily promoting research into quantum computer technology that dramatically boosts performance compared with conventional computers. On another front, NTT is developing “RedTacton” technology to realize communication with computers through touching, holding and other natural human movements.

In addition, NTT is continuing with programs aimed at protecting the global environment. To this end, NTT is developing a system of quantitatively assessing the environmental impact of teleconferencing and other info-communication systems, and NTT is also involved in high-level development of systems that quickly detect minute quantities of atmospheric and other pollutants and present the results on an environmental information network.

Further, through the close collaboration of Group companies, the “Comprehensive Commercialization Functions” program that NTT introduced last year links the results of R&D with NTT Group’s businesses. NTT Group worked towards commercialization of “VASA”, which enables high-speed and high-quality processing on a single-chip LSI for such applications as Hi-Vision video (e.g., land based digital broadcasting). Other applications include the ultra-miniature infra-red transceiver known as Voice Ubique, VUI (Voice User Interface) capable of providing high-grade audio information on a par with that of FM broadcasts, and FingerQuick, a compact, lightweight tool for control and generation of fingerprints for biometric identification.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Dramatic changes are taking place in the telecommunications market environment due to such factors as the rapid advance of broadband communications. Optical access services—the mainstay of the broadband business—are steadily spreading while ADSL services are also continuing to grow in the quickly expanding and intensifying broadband market. In the mobile communications market, growth in the overall number of subscriptions continues to slow. However, the shift from second-generation to third-generation mobile communications services is accelerating, bringing about an intensification of service and fee competition. At the same time, the market for conventional fixed-line telephone services continues to shrink due to the accelerated expansion of fixed-rate Internet connection services and IP telephony services. Under such circumstances, the competitive conditions in the fixed-line sector became even more severe as other telecommunications carriers made a full-scale entry into the basic monthly charges market by providing fixed telephone services using dry copper lines.

Amid these conditions, NTT Group vigorously promoted the wider use of optical access services and third-generation FOMA mobile communications services. In order to reinforce the revenue structure of its broadband businesses, NTT Group made every possible effort to increase sales of ultra high-speed fiber access services that are superior in interactivity and stability through such measures as reductions in fees and the provision of “Hikari Phone” IP telephony service with the same quality as fixed telephone lines. These initiatives were reinforced by sales promotion campaigns that included active marketing activities to attract potential customers in condominium complexes and limited-time discount offers. In addition, NTT Group initiated fixed-rate packet communication services for FOMA i-mode services, as well as expanding and upgrading mobile terminal services and functions. In the fixed-line telephone market, NTT Group sharpened its competitive edge by reducing basic monthly charges and introducing new rate discount services to address increasingly intensifying competition.

Continued efforts were made toward structural reform centered on NTT East and NTT West. Extensive cost reduction programs were implemented to achieve further improvements in management efficiency. Regional outsourcing companies in charge of order processing and facilities maintenance were enlisted in efforts to actively develop new IT-related demand in their regions.

As a result of these activities, for fiscal 2005, NTT Group’s operating revenues amounted to ¥10,805.9 billion (a decrease of 2.6% over the previous year). The decrease was principally due to the fact that NTT East, NTT West and NTT Communications reported declining revenues as a result of continued shrinkage in the conventional fixed-line telephone market, and NTT DoCoMo recorded decreasing revenues due to lowered communications charges and the launch of i-mode fixed-rate packet communication services. On the other hand, income before income taxes amounted to ¥1,723.3 billion (an increase of 12.8% over the previous year), resulting from NTT DoCoMo’s sale of shares of AT&T Wireless and NTT’s sale of shares of NTT Urban Development in connection with the company’s listing on the First Section of the Tokyo Stock Exchange. NTT Group’s net income was ¥710.2 billion (an increase of 10.3% over the previous year).

Factors Affecting the Company’s Financial Condition and Operating Results

Effects of intensifying competition in the fixed-line telephone services market

In the fixed-line telephone services market, overall competition (including competition in the basic monthly charges market) has intensified as market size continues to contract, flat-rate, always-on Internet connection services and IP telephony services expand and other carriers make a full-scale entry into “chokushu” telephone services using dry copper lines. In response to this intensified competition, NTT Group has enhanced its competitiveness by reducing basic monthly charges and by providing a new service called “Ichirittsu,” a discount call service offering flat rates on intra-prefectural calls. Nonetheless, revenues are expected to decline due to the discounts and migration of customers to “chokushu” telephone services operated by competing carriers.

While competition is expected to intensify further, NTT Group plans to strengthen its competitiveness by continuing to provide NTT’s traditional reliability and stability and offering new services such as the high quality optical IP telephony “Hikari Phone” service.

Effects of Falling Rates for Wireless Services

In fiscal 2005, as part of its measures to strengthen competitiveness and spur further growth, NTT DoCoMo provided deeper family discounts and extended its “Nikagetsu Kurikoshi” service to permit members of a subscriber group to share carryover of unused minutes, lowered the fixed-rate FOMA Packet-Pack charges, and introduced a flat-rate FOMA i-mode service. As a result, the churn rate dropped to approximately 1% and net subscribers increased. However, these measures had a negative impact on operating revenues. In NTT Group’s mobile communications business segment, fiscal 2005 operating revenues declined by 4.0% from the prior fiscal year to ¥4,844.6 billion, and operating income fell 28.9% to ¥784.2 billion. NTT expects that operating revenues will continue to fall and any recovery in operating income will proceed slowly in fiscal 2006 as a result of the following factors: the decrease in rates in fiscal 2005 will continue to be felt in fiscal 2006, an increase in handset costs is expected as migration from mova service to FOMA service continues, and it will take time for new revenue sources, such as video communications services and services linked with brick-and-mortar business, to develop. Under these circumstances, NTT Group plans to continue to strengthen its core businesses and to emphasize cost cutting and the cultivation of new revenue sources, in order to achieve sustainable growth.

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Type I “designated telecommunications facilities,” establish their interconnection rates and conditions for interconnection in their articles of interconnection agreement (fixed forms of contract that are subject to the approval of the MIC) entered into with other carriers. Among other things, the MIC’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce a long-run incremental cost (“LRIC”) Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then the Ministry of Posts and Telecommunications, and then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecommunications Business Law was passed, implementing these changes. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from fiscal 2001 through fiscal 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the ZC interconnection charge by 60.1%, in each case as compared to fiscal 1999.

Subsequently, revision of the LRIC methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review. Following this review, the GC interconnection charge for fiscal 2004 and 2005 was set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rate) and the ZC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rate) (in each case for three minutes). At the same time, a post-facto adjustment mechanism for access charges was introduced. After giving effect to the post-facto adjustment for fiscal 2004, the GC interconnection charge for fiscal 2004 was ¥4.80, and the adjusted ZC interconnection charge for fiscal 2004 was ¥5.79. As a result of a preliminary adjustment based on projected traffic volume for fiscal 2005, the GC interconnection charge for fiscal 2005 was reset to ¥5.18, and the ZC interconnection charge was reset to ¥6.17.

In October 2004, the Telecommunications Council issued a report establishing the calculation methodology for interconnection rates which will apply to each of fiscal 2006, fiscal 2007 and fiscal 2008.

In response, NTT East and NTT West raised their GC interconnection charges to ¥5.32 (an increase of approximately 2.6% over the previous year) and ZC interconnection charges to ¥7.09 (an increase of approximately 14.9% over the previous year) (in each case for three minutes) for fiscal 2006. At the same time, however, traffic passing through NTT East and NTT West’s switchboards continues to fall. Accordingly, NTT Group expects interconnection revenues to decline in fiscal 2006.

Further, in its report, the Telecommunications Council held that over a five-year period, non-traffic sensitive costs (“NTS costs”) should be gradually removed from interconnection rate costs and should be recovered instead through basic monthly charges. However, given the competition from other carriers using dry copper lines to provide direct “chokushu” telephone service, raising basic monthly charges may not be feasible. For this reason, NTT expects that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in earnings.

Overseas Investments

NTT Group has been actively seeking to enter into joint ventures, alliances and collaborations with companies and organizations outside Japan focusing on mobile communications, IP networks and IP service platforms. NTT Group has investments in overseas operators such as Verio and HTCL.

In the past few years, telecommunications companies and wireless operators, including companies NTT Group has invested in, have experienced a variety of negative developments relating to the downturn in the IT sector.

In the U.S. market, such factors as increasing competition, the collapse of the dot-com bubble, increasing debt and the steep fall in stock prices of telecommunications and Internet-related companies caused Verio, a U.S. subsidiary, to announce that its revenues for the year ended December 2001 would be below forecast. In light of such trends, Verio revised its business plan, including a change in marketing strategy and reductions in operating expenses. As a result, in accordance with Statement of Financial Accounting Standards No.142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, NTT recorded a write-down of goodwill of ¥203.4 billion, net of deferred taxes. Thus an impairment loss was recorded in the consolidated statement of income for fiscal 2002 under “write-down of goodwill and other intangible assets.”

In September 2002, Verio announced a downward revision of its business plan due to the deterioration of its business environment related to the continuing economic downturn in the United States and weak market conditions. Based on the changes to Verio’s business plan, NTT performed an impairment test of the goodwill associated with Verio, which resulted in a decision by NTT to write down additional goodwill in fiscal 2003. Accordingly, NTT recorded a loss of ¥30.1 billion under “write-down of goodwill and other intangible assets” in its consolidated statement of income for fiscal 2003. As of March 31, 2005, Verio had goodwill of ¥62.0 billion. NTT continues to monitor Verio’s performance monthly.

NTT Group expects the performance of its investments in affiliates to continue to be influenced by a variety of factors. NTT uses the equity method to treat its pro rata portion of current income of such affiliates as investment gain or loss. In addition to recording its pro rata portion of the profits and losses of its foreign affiliates, NTT also periodically tests the value of its foreign investments. The total carrying value of NTT’s investments in its affiliated companies as of March 31, 2003, 2004 and 2005 was lower than its aggregate underlying equity in net assets of such affiliated companies by ¥339.6 billion, ¥288.3 billion and ¥72.5 billion, respectively.

In addition to impairment losses associated with NTT’s investment in Verio discussed above, because of the deteriorating economic environment surrounding the telecommunications industry and resultant declines in equity values of telecommunications companies on a global basis, NTT Group reviewed the business outlook of certain other affiliates to determine if any decline in investment value was other than temporary. NTT Group utilized cash flow projections, independent valuations and information, and, in certain cases, stock price analyses in performing its reviews and estimating investment values. As a result, NTT Group determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating ¥653.8 billion, net of deferred taxes of ¥474.3 billion, for fiscal 2002. Pre-tax impairment charges were ¥664.5 billion for AT&T Wireless, ¥320.5 billion for KPN Mobile, ¥36.5 billion for KGT, ¥56.4 billion for H3GUK and ¥50.2 billion for other companies. These impairment charges were included under “equity in earnings (loss) of affiliated companies” in the consolidated statement of income for fiscal 2002. For fiscal 2003 NTT Group also recorded additional impairments aggregating ¥319.6 billion, net of deferred taxes of ¥225.5 billion. Pre-tax impairment charges were ¥284.1 billion for AT&T Wireless, ¥123.2 billion for H3GUK, ¥117.9 billion for KPN Mobile, ¥9.6 billion for KGT and ¥10.3 billion for DoCoMo AOL, Inc. NTT Group did not record any impairment charges related to these investments in fiscal 2004. NTT Group, however, recorded ¥8.6 billion impairment charges relating to HTCL in fiscal 2005.

On May 27, 2004, NTT DoCoMo signed an agreement to sell all of its shares of H3GUK to HWL. Although the agreement stipulated that payment for the shares would be made in three installments with a final payment date in December 2006, NTT DoCoMo received a notice from HWL on May 9, 2005 that payment would be accelerated. Accordingly, NTT DoCoMo received the unpaid amounts on June 23, 2005, completing the sale of H3GUK shares to HWL. As a result of the sale of H3GUK shares, NTT Group expects that in fiscal 2006 it will record approximately ¥62.0 billion in non-operating income under “capital gains on affiliate investments” (including currency translation gains).

Sale of AT&T Wireless Shares

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular, a mobile operator in the United States, and certain of its affiliates. The transaction closed on October 26, 2004 with NTT DoCoMo transferring all of its share holdings in AT&T Wireless to Cingular as of that date. As a result of this transaction, NTT Group recorded non-operating income of ¥501.8 billion in fiscal 2005 under “capital gains on affiliate investments.”

Operational and Capital Affiliations Focused on Joint Promotion of NTT DoCoMo’s New Credit Card Services

On April 27, 2005, NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation providing for an operational alliance to jointly promote credit transaction services using Mobile Wallet phones and a capital alliance with Sumitomo Mitsui Card. Based on the agreement, NTT DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98.0 billion, including new shares to be issued by Sumitomo Mitsui Card.

Asset Impairment Losses at the PHS Business

As in fiscal 2004, the PHS business recorded losses in fiscal 2005. While the number of PHS subscribers was 1.59 million as of March 31, 2004, this figure declined to 1.31 million at the end of March 2005.

Although NTT DoCoMo Group’s emphasis on sales promotions for “@FreeD” (a flat-fee data communications service) led to an increase in flat-fee data communications users, an overall decline in PHS subscribers, particularly for voice services, resulted in an overall fall in the number of subscribers. Moreover, with cellular phone service becoming increasingly fast and multifunctional, it is expected that the usage of even card-type handsets will decline. Accordingly, NTT DoCoMo Group decided that it would stop accepting new subscriptions to PHS services as of the end of April 2005 in order to concentrate its business resources on FOMA services. Given the direction of the PHS Business, NTT Group realized impairment losses of ¥44.3 billion. It is expected that the PHS Business will continue to record losses until these services are eventually discontinued.

Sale of NTT DoCoMo Shares

In May 2002, NTT DoCoMo signed a memorandum with its eight regional subsidiaries (NTT DoCoMo Hokkaido, NTT DoCoMo Tohoku, NTT DoCoMo Tokai, NTT DoCoMo Hokuriku, NTT DoCoMo Kansai, NTT DoCoMo Chugoku, NTT DoCoMo Shikoku and NTT DoCoMo Kyushu) whereby these eight regional subsidiaries would become wholly owned subsidiaries of NTT DoCoMo by way of share exchanges. In connection therewith, NTT DoCoMo purchased 870,000 of its own shares for ¥234,462 million, including 551,000 shares which NTT sold to NTT DoCoMo based on its shareholding ratio at that time. In November 2002, the share exchanges were carried out based on share exchange ratios determined using the valuation of both NTT DoCoMo’s and its subsidiaries’ common shares at the time of the share exchange agreement. As a result, NTT’s holdings in NTT DoCoMo decreased by 1.1% to 63.0% and NTT Group recorded a gain on sale of shares of ¥138.7 billion in fiscal 2003. The share exchanges were accounted for using the purchase method in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations.” The differences between the acquisition costs and the increase in the net assets of the eight subsidiaries were first assigned to the recognized assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges. The remainder was recorded as goodwill, amounting to ¥127.9 billion on the consolidated balance sheet as of March 31, 2003.

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.0% to 62.5%. The resulting gain on sale of ¥49.3 billion is recorded as a part of stockholders’ equity in accordance with NTT’s revised accounting policy for transactions involving changes in ownership interest in subsidiaries which became effective as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest of ¥85.5 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7%, and a resulting increase in interest of ¥3.3 billion was recorded as goodwill as of March 31, 2005.

In August 2004, NTT DoCoMo repurchased a total of 1,815,526 shares for ¥332,241 million through a tender offer. NTT sold 1,748,000 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.7% to 62.4%. The resulting gain on sale of ¥62.1 billion is recorded as a part of stockholders’ equity in accordance with NTT’s revised accounting policy for transactions involving changes in ownership interest in subsidiaries which became effective as of April 1, 2003.

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The resulting increase in interest of ¥29.4 billion was recorded as goodwill as of March 31, 2004.

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16.9 billion in the stock market. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.0% to 63.2%.

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

At the annual general meeting of shareholders of NTT held on June 27, 2002, a resolution was proposed and approved authorizing NTT to buy back up to a total of 200,000 of its own Shares at a total acquisition cost not to exceed ¥100.0 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2003. In accordance with this resolution, NTT acquired 200,000 of its Shares for a total price of ¥86,200 million on October 8, 2002. Based on a decision of the board of directors at a meeting held on March 25, 2003, 202,145 of NTT’s treasury Shares (purchased at a total cost of ¥87,182 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 27, 2003, approval was received to buy back an additional 200,000 of NTT’s own Shares at a total cost not to exceed ¥100.0 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2004. In accordance with this resolution, NTT acquired a total of 190,460 of its own Shares at a total acquisition cost of ¥99,999 million in the period from October to December 2003. Based on a decision of the board of directors at a meeting held on March 30, 2004, 191,236 of NTT’s treasury Shares (purchased at a total cost of ¥100,391 million) were cancelled.

At the annual general meeting of shareholders of NTT held on June 29, 2004, approval was received to buy back 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600.0 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2005. In accordance with this resolution, NTT acquired a total of 800,145 of its own Shares at a total acquisition cost of ¥366,466 million on November 26, 2004.

At the annual general meeting of shareholders of NTT held on June 28, 2005, approval was received to buy back 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600.0 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2006.

Revision of Pension Plan

In June 2003, under the Law Concerning Defined Benefit Corporate Pension Plans, NTT Welfare Pension (Kosei Nenkin) applied to the Japanese Government for relief from its future obligations to disburse the plan benefits representing the substitutional portion, and in September 2003 the approval was granted. Based on the discharge of NTT Group’s future obligations relating to the substitutional portion, net pension cost for fiscal 2004 decreased by ¥45.5 billion and welfare pension (Kosei Nenkin) contributions increased by ¥12.5 billion. In regard to the relief from past obligations to disburse plan benefits, which is in the process of application, in accordance with Emerging Issue Task Force Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” no accounting for this change should occur until the completion of the entire transfer. It is undetermined when the entire transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

In April 2004, NTT Group’s qualified pension plan was converted to a contract-type corporate pension plan under the Law Concerning Defined Benefit Corporate Pension Plans, and a rule was introduced under which the level of future pension benefits for plan participants whose benefits have not yet been vested will fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥119.9 billion in December 2003, when the qualified pension plan was amended. From the plan amendment date, the effect of this reduction in the projected benefit obligation is being reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

Listing of NTT Urban Development

NTT Urban Development was listed on the First Section of the Tokyo Stock Exchange on November 4, 2004. NTT sold 83,277 common shares with no par value and NTT Urban Development issued 132,000 new shares in conjunction with this listing. As a result, NTT’s percentage ownership in NTT Urban Development declined from 100% to 67.3%, and NTT Group has recorded ¥27.0 billion in non-operating income.

Change in Accounting Policy, Application of New Accounting Standards and Recent Pronouncements

Change in Accounting Policy

NTT changed its accounting policy in the second half of the year ended March 31, 2004 with regard to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest. The effect of this accounting change was to adopt the policy as of the beginning of the year ended March 31, 2004. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin No. 51, “Accounting for sales of stock by a subsidiary.” This change was made because, based on the activities for the year ended March 31, 2004 and potential future transactions, NTT concluded it probable that similar future transactions in respect of decreases and increases in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity. Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains.

Application of New Accounting Standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for Revenue Arrangements with Multiple Deliverables

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The adoption of EITF 00-21 did not have a material impact on the results of operations or the financial position of NTT Group.

Determining Whether an Arrangement Contains a Lease

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” The adoption of EITF 01-08 did not have a material impact on the results of operations or the financial position of NTT Group.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which for NTT Group, is effective for the year beginning April 1, 2006. NTT estimates the adoption of SFAS 151 will not have a material impact on its results of operations or financial position.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. NTT is currently evaluating the impact of adopting SFAS 123R.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective during fiscal years beginning after June 15, 2005, which for NTT Group, is effective for the year beginning April 1, 2006. NTT estimates the adoption of SFAS 152 will not have a material impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. NTT estimates the adoption of SFAS 153 will not have a material impact on its results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. NTT is currently evaluating the impact of adopting FIN 47.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. The impact of SFAS 154 will depend on the change, if any, in a future period.

Critical Accounting Policies

NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Note 2 to the consolidated financial statements includes a summary of significant accounting policies used in the preparation of these financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to revenue recognition, estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles with finite useful lives, goodwill and indefinite life intangible assets, investments, employees’ severance payments and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. NTT believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Revenue Recognition

Revenue arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount, and are amortized over the same periods. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect its estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product and the risks and rewards of ownership have been substantially transferred. Revenues from systems integration are recognized upon completion of each project. In connection with revenues from systems integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and is reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in fiscal 2003, 2004 and 2005 were ¥2,377.8 billion, ¥2,197.1 billion and ¥2,141.7 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Because NTT Group estimated that future cash flows from PHS services would be negative, NTT Group wrote down the entire carrying value of the long-lived assets related to its PHS business and recognized a non-cash impairment loss of long-lived assets included in wireless services segment of ¥44.3 billion in fiscal 2005.

Goodwill and indefinite life intangible assets

In accordance with the provisions of SFAS 142, NTT Group does not amortize goodwill, but tests these assets for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. NTT Group has also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods and determined that no intangible assets have indefinite lives. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, as well as the strategic significance of the reporting unit to NTT’s business objectives.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group evaluates whether declines in value are temporary or other than temporary. Temporary declines are reflected in other comprehensive income (loss), and other than temporary declines are recorded as a realized loss with a new cost basis in the investment being established. When determining an other than temporary decline, NTT Group considers, among other items, the length of time the trading price has been below its carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations, NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. While NTT Group believes the remaining carrying values of its affiliate investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

Employees’ severance payments

The total costs for employees’ severance payments and pension plans represented approximately 2.5% of NTT Group’s total operating expenses for fiscal 2004 and fiscal 2005. The amounts recognized in the consolidated financial statements related to employees’ severance payments and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2005, the total amount of unrecognized net actuarial loss was ¥685.6 billion. The unrecognized net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For fiscal 2004 and fiscal 2005, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 30.0%, 25.0%, 20.0%, 15.0% and 10.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2005, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for fiscal 2004 and fiscal 2005 were approximately -16% and 4%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of the pension benefit obligations. NTT Group used a discount rate of 2.0% for fiscal 2004 and fiscal 2005. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2005:

Change in Assumption	Change in PBO	Change in Pre- Tax Pension Expenses	Change in Equity (Net of Tax)
(Billions of Yen)
50 basis point increase / decrease in discount rate	- / +330	-17/ +26	+50 / -160
50 basis point increase / decrease in expected return on assets	—	- / +12	—

Income taxes

NTT Group records deferred tax assets and liabilities using the effective tax rate for the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the statutory tax rate would increase or decrease income tax expense by approximately ¥31.4 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination is made. At March 31, 2005, NTT had gross deferred tax assets of ¥2,026.3 billion, which included a valuation allowance of ¥87.6 billion.

Results of Operations

Fiscal 2005 compared with fiscal 2004

Operating revenues in fiscal 2005 fell 2.6% from the previous year to ¥10,805.9 billion. Although revenues from the IP/packet communications services and systems integration services rose, revenues from fixed voice related services decreased substantially as revenues continued to trend downward and as NTT East and NTT West reduced their basic charges to strengthen competitiveness. Revenues from mobile voice related services decreased substantially as a result of various pricing measures taken by NTT DoCoMo Group to strengthen competitiveness.

Meanwhile, operating expenses in fiscal 2005 increased by 0.6% from the previous year to ¥9,594.7 billion. Despite reductions in depreciation and other capital expenses and improved efficiency in terms of personnel costs, expenditures rose as a result of increased expenditures to enhance marketing of competitive products and PHS business-related impairment charges. Accordingly, operating income in fiscal 2005 reached ¥1,211.2 billion, a decline of 22.4% from fiscal 2004.

Non-operating income increased ¥545.1 billion in fiscal 2005 to ¥512.1 billion. This was due to NTT DoCoMo’s sale of its stock holdings in AT&T Wireless and NTT’s sale of shares in connection with NTT Urban Development’s listing on the First Section of the Tokyo Stock Exchange.

As a result, pre-tax net income in fiscal 2005 increased by 12.8% over the previous year to ¥1,723.3 billion, and net income increased by ¥66.3 billion to ¥710.2 billion.

Operating revenues for fiscal 2005 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, systems integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. (See Note 17 to the Consolidated Financial Statements and Statement of Financial Accounting Standards No. 131, “Segment Information.”)

Fixed Voice Related Services

Operating revenues from fixed voice related services in fiscal 2005 decreased by 7.8% from the previous year to ¥3,578.1 billion, accounting for 33.1% of total operating revenues. NTT Group’s fixed voice related services include the regional communications business segment’s telephone subscriber services, conventional leased circuits, ISDN services, high-speed digital circuits, ATM circuits and other services, and part of the long distance and international communications business segment.

Regional Communications Business Segment

As the regional communications business market continues to shrink due to the spread of fixed-rate, always-on Internet services and IP telephony services, competition in all communications fees (including basic monthly charges) is becoming intense, as competing carriers offer “chokushu” telephone services using dry copper lines. In response to the intensified competition, NTT Group has enhanced its competitiveness by reducing basic monthly charges and by providing a new service called “Ichirittsu,” a discount call service offering flat rates on intra-prefectural calls.

Fixed line telephone subscriptions, which had increased during fiscal 2004, decreased in fiscal 2005 by 617 thousand to 50,321 thousand as of the end of March 2005, due to a decline in subscribers migrating from INS-Net 64 attributable to the slowdown in growth of ADSL services and migration of subscribers to other carriers’ “chokushu” telephone services. The rate of decline in ISDN services was smaller due to slower growth in ADSL services. The number of ISDN subscribers as of March 31, 2005 fell 667 thousand from a year earlier to 8,467 thousand (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts).

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2003	2004	2005
	(in thousands)
(NTT East)
Telephone subscriptions	25,139	25,264	24,925
ISDN subscriptions(1)	5,260	4,756	4,425
INS-Net 64	4,892	4,391	4,056
INS-Net 1500(1)	37	36	37

(NTT West)
Telephone subscriptions	25,575	25,674	25,396
ISDN subscriptions(1)	4,868	4,378	4,042
INS-Net 64	4,647	4,162	3,829
INS-Net 1500(1)	22	22	21

(1)	In terms of the number of channels, transfer rate, and line use fee (basic monthly charges), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. As such, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

NTT East and NTT West’s market share for Myline registrations continued to shrink as shown below. However, NTT Communications’ market share grew as it began offering a new service called “PL@TINUM LINE,” a discount service for domestic calls (including intra-city calls), international calls and cellular phone calls.

	As of March 31,
	2003	2004	2005
Intra-city:
NTT East	71.0%	69.7%	69.3%
NTT West	75.2%	73.9%	72.0%
NTT Communications	0.5%	0.6%	3.4%
Intra-prefectural and inter-city:
NTT East	63.7%	62.9%	62.8%
NTT West	66.6%	66.1%	64.9%
NTT Communications	0.9%	1.1%	4.3%

Access charges for functions subject to calculation under the LRIC Methodology (which dominate the usage of the public networks) for fiscal 2004 and 2005 decreased 3.1% versus fiscal 2003 to ¥4.37 per three minutes for the GC interconnection charges and increased 11.9% to ¥5.36 per three minutes for the ZC interconnection charge. In addition, a post-facto adjustment mechanism for access charges was introduced and took effect during fiscal 2004. After giving effect to the post-facto adjustment for fiscal 2004, the GC interconnection charge for fiscal 2004 was ¥4.80, and the adjusted ZC interconnection charge for fiscal 2004 was ¥5.79. As a result of a preliminary adjustment based on projected traffic volume for fiscal 2005, the GC interconnection charge for fiscal 2005 was reset to ¥5.18, and the ZC interconnection charge was reset to ¥6.17. As a result, revenues for fiscal 2005 from interconnection charges decreased by ¥8.8 billion to ¥214.1 billion for NTT East and by ¥6.0 billion to ¥209.0 billion for NTT West (including a subsidy from NTT East to NTT West).

A method for calculating connection fees for the three fiscal years commencing with fiscal 2006 was determined based on the October 2004 report of the Telecommunications Council. Following this determination, NTT East and NTT West raised their fiscal 2006 interconnection charges from the previous year, with the GC interconnection charge set at ¥5.32 (an increase of approximately 2.6% over the previous year) and the ZC interconnection charge at ¥7.09 (an increase of approximately 14.9% over the previous year) (both for three minutes). However, traffic through NTT East and NTT West switchboards has been on the decline, so interconnection revenues for fiscal 2006 are expected to fall compared to the previous year. Further, in its report, the Telecommunications Council held that over a five-year period, NTS costs should be gradually removed from interconnection rate costs and should be recovered instead from the basic monthly charges. However, given the competition from other carriers using dry copper lines to provide direct “chokushu” telephone service, raising basic monthly charges due to an increase in base costs may not be feasible. For this reason, it is possible that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in earnings.

Despite steady demand from customers for quality and reliability, customer demand has been rapidly shifting to high-capacity, low-priced IP/packet communications services (IP, Ethernet, etc.), as broadband services become increasingly prevalent. At NTT Group as well, the number of dedicated service subscriptions continued to decline as demand shifted to IP/packet communications services such as FLET’S series (NTT East and West) as well as Flat Ether (NTT East and West), Mega Data Netz (NTT East and NTT West), Metro Ether (NTT East), and Urban Ether (NTT West), which are cheaper and more suitable for communications between LAN systems.

The number of dedicated service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2003	2004	2005
	(in thousands)
NTT East:
Conventional leased circuits	301	267	240
High-speed digital circuits	291	249	211
ATM circuits	10	8	6
NTT West:
Conventional leased circuits	275	247	223
High-speed digital circuits	247	213	175
ATM circuits	7	6	5

Long Distance and International Communications Business Segment

The long distance and international communications business segment continued to experience falling revenues due to a decline in the number of fixed-line telephone subscribers, the commencement of “chokushu” telephone services by competing carriers using dry copper lines, and intensifying competition due to the spread of IP telephony services. Amid these developments, NTT Communications made efforts to maintain revenues by offering a new service called “PL@TINUM LINE” offering discounts not only for domestic calls (including intra-city calls) but also for international and cellular calls, and by capturing mobile revenue from calls made from fixed line phones to mobile phones. As a result, the percentage decline in revenues shrank compared to fiscal 2004.

The following table shows the market share of Myline registration:

	As of March 31,
	2003	2004	2005
Inter-prefectural	57.1%	57.5%	60.7%
International	53.4%	53.9%	57.3%

The number of dedicated service subscribers decreased due to the shift to less expensive IP-VPN services and VPN services that use the Internet. The number of dedicated service subscribers in the long-distance and international communications business segment is as follows:

	As of March 31,
	2003	2004	2005
	(in thousands)
Conventional leased circuits	17	13	11
High-speed digital circuits	42	34	27
ATM circuits	4	2	2

Mobile Voice Related Services

Operating revenues from mobile voice related services in fiscal 2005 reached ¥3,216.1 billion, a decrease of 5.2% from the previous year, or 29.8% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova, FOMA and PHS.

Mobile Communications Business Segment

NTT Group’s cellular telephone service subscribers increased by 5.4% from 46,328 thousand as of March 31, 2004, to 48,825 thousand on March 31, 2005. These numbers include FOMA service subscribers, which reached 11,501 thousand on March 31, 2005, from 3,045 thousand on March 31, 2004. Mova subscriptions started declining in fiscal 2004 as mova subscribers switched to FOMA service. During fiscal 2005, the number of mova subscribers decreased 13.8% to 37,324 thousand as of March 31, 2005. The switch from mova service to FOMA is expected to continue. At the same time, due in part to market saturation, overall subscription growth will likely decline.

The following table shows the number of mobile communications subscriptions:

	As of March 31,
	2003	2004	2005
	(in thousands)
Cellular phone services	44,149	46,328	48,825
Cellular phone services (mova)	43,819	43,283	37,324
Cellular phone services (FOMA)	330	3,045	11,501
i-mode services	37,758	41,077	44,021
i-mode services (mova)	37,456	38,080	32,667
i-mode services (FOMA)	303	2,997	11,353

Estimated market share	58.1%	56.6%	56.1%

ARPU for voice service (FOMA+mova) has declined over the past few years, due primarily to reductions in cellular phone rates, an increase in subscribers who use discount plans, wider market penetration to include low use subscribers, and the use by many subscribers of i-mode e-mail instead of voice calls. Until fiscal 2004, increases in cellular phone subscriptions offset decreases in aggregate ARPU (FOMA+mova) and decreases in revenue from PHS and Quickcast services. However, with deeper “Family Discounts” and other measures taken to increase competitiveness, as well as reductions in various charges with an aim toward further growth, introduction of fixed-rates for packet transmission, and migration to FOMA (which offers lower charges for packet transmission than mova), voice ARPU (FOMA+mova) for fiscal 2005 further declined, and packet ARPU (FOMA+mova) also showed a decline. As a result, aggregate ARPU (FOMA+mova) decreased 8.7%, from ¥7,890 in fiscal 2004 to ¥7,200 in fiscal 2005. In line with this decrease in ARPU, revenue from mobile voice related services declined in fiscal 2005 from prior year levels. ARPU for voice service (FOMA+mova) is continuing to decline and a further decline in average monthly usage per subscriber is expected in the next few years as well. This trend of declining ARPU for voice service (FOMA+mova) had been partially offset by subscription growth and an increase in ARPU for packet service (FOMA+mova) through fiscal 2004. Prompted by harsh competition, however, NTT DoCoMo raised its family discount rate commencing April 2005, cut its fixed-rate communications fees for the FOMA packet pack, and adopted a fixed-rate system for FOMA i-mode service. These moves in turn have caused declines in ARPU, especially in ARPU for packet service (FOMA+mova). In addition, migration from mova service to FOMA service (which has lower packet communications charges than mova) has directly contributed to the decline in ARPU for packet service (FOMA+mova). Accordingly, NTT DoCoMo is anticipating that reducing fees and adopting a flat-rate system will prompt migration to the FOMA service and result in new subscription growth, which in turn should expand FOMA subscription. NTT DoCoMo is also anticipating that voice and packet communications revenues from the FOMA service and ARPU from packet service (FOMA) will grow as a result of the synergies generated by growth in content businesses using FOMA and expanded use of video phones. Please refer to “Item 4—Information on the Company—Principal Business Activities”, for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In fiscal 2005, operating revenues for IP/packet communications services increased 8.1% over the previous year to ¥1,772.7 billion (16.4% of total operating revenues). NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment (e.g., FLET’S ISDN, FLET’S ADSL and B FLET’S), a portion of the services in the long distance and international communications business segment (e.g., OCN, IP-VPN and frame relay services), as well as a portion of the services in the mobile communications business segment such as mova, FOMA and Quickcast.

Regional Communications Business Segment

In the regional communications business market, fiber-optic access service continues to spread rapidly and ADSL service continues to grow, although the rate of ADSL service growth has begun to slow. The total number of subscribers for the overall market as of December 31, 2004 was 13,325 thousand subscriptions for ADSL and other DSL services and 2,432 thousand subscriptions for fiber-optic access services.

With regard to B FLET’S, with a view to expanding their optical access services business, in fiscal 2005 NTT East and NTT West began providing the “Hikari Phone” IP telephony service, which provides low-priced voice transmissions with the same quality as fixed telephone lines, first to apartment buildings, and then to single-family dwellings. With regard to the “Hikari Phone Business Type” (previously the “Corporate IP Telephony Service”), which had previously been provided to meet the IP telephony demands of large corporate customers, the two companies revised their conditions of service to allow use by corporate customers with fewer telephone lines. NTT East and NTT West also made efforts to improve their competitiveness in the optical access market through such measures as rate reductions and limited-time discount offers. With a view to spurring the demand for optical access services, NTT East and NTT West promoted sales of a newly introduced IP video telephone terminal, while playing an active part in the launch of video distribution services (to be provided by companies within as well as outside NTT Group) that will enable customers to view film and music video content using home TVs.

NTT Group also concentrated its efforts on providing fiber-optic access services (e.g., Mega Data Netz, Super Wide LAN, Metro Ether and Flat Ether) and data centers for business users.

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2003	2004	2005
	(in thousands)
(NTT East)
B FLET’S	111	426	885
FLET’S ADSL	1,430	2,283	2,833
FLET’S ISDN	651	514	413

(NTT West)
B FLET’S	88	414	779
FLET’S ADSL	1,127	1,806	2,374
FLET’S ISDN	621	466	356

IP/packet communications services in the regional communications business segment are facing increasing price competition, particularly for fiber-optic access and ADSL services, and the competition among service providers is expected to remain intense. Under such conditions, NTT Group looks to continue to enhance its marketing by strengthening its sales force, expanding the regions in which it offers “Hikari Phone” IP telephony service (which provides low priced voice transmissions with the same quality as fixed-line telephone service), and by upgrading services.

Long Distance and International Communications Business Segment

In the long distance and international communications business market, services directed to corporate users, including IP-VAN and wide-area LAN, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

In OCN services, NTT Group worked to expand use of IP services by providing individual customers with an expanded menu for OCN “B FLET’S” services, the “OCN Music Store,” a music distribution service, and “OCN Theatre,” a video distribution service. It also steadily increased its number of subscriptions for OCN services by offering improved services (e.g., faster ADSL access and expanded fiber-optic access). As of March 31, 2005, the number of OCN service subscribers reached 4,640 thousand.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2003	2004	2005
	(in thousands)
Packet exchange services	836	863	885
Frame relay/cell relay services	78	56	39
Facsimile communications network	1,419	1,435	1,385
OCN	3,504	4,118	4,640
IP-VPN	64	86	93

Mobile Communications Business Segment

Information on the mobile communications business segment is described in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in fiscal 2005 decreased by 3.5% from the previous year to ¥688.1 billion, and accounted for 6.4% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

In the regional communications business segment, despite efforts to commercialize equipment for IP telephony services and equipment for FLET’S services in response to the expansion of the IP/broadband market, the margin of revenue decline expanded.

Mobile Communications Business Segment

Although demand for cellular phones with cameras as replacement for older cellular phones rose in fiscal 2004, sales of handsets fell in fiscal 2005, resulting in decreased revenues in this segment.

Systems Integration

Operating revenues from systems integration in fiscal 2005 increased by 5.5% over the previous year to ¥910.3 billion, accounting for 8.4% of total operating revenues. NTT Group’s systems integration services include a portion of the services in the data communications business segment and a part of the long distance and international communications business segment.

Data Communications Business Segment

In the data communications business segment, NTT Group continued to promote its new businesses through alliances with client corporations and joint investments. It also strived to improve its sales processes by moving forward with “initiatives to improve fundamental growth.” The initiatives are comprised of three pillars, namely, “marketing strength,” “strengthening systems integration competitiveness,” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

NTT Data also moved forward with its “growth initiatives,” to achieve strong growth by reforming its business structure focused on government agencies and financial institutions. Specifically, NTT Data progressed initiatives focused on strengthening its marketing and development capabilities in the corporate field, developing leading-edge solution services, and developing and refining the foundation for construction of critical next-generation systems. Revenues increased as a result of these measures.

Long Distance and International Communications Business Segment

Revenues increased as a result of NTT’s active development of high value added IP network services that provide customers with total solutions for equipment and systems, including data center, security services and management services (monitoring and operating services).

Other Businesses

Fiscal 2005 operating revenues for other businesses grew 6.1% over the previous year to ¥640.6 billion, and accounted for 5.9% of total operating revenues. NTT Group’s other business revenues principally comprise operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Fiscal 2004 compared with fiscal 2003

Operating revenues in fiscal 2004 increased by 1.6% from the previous year to ¥11,095.5 billion. In fiscal 2003, the first reduction in revenues was recorded, but in fiscal 2004, an increase in revenues was achieved. This increase was due to the large increase in IP/packet communications revenues resulting from the growing popularity of IP-related services such as FLET’S ADSL, B FLET’S and i-mode services and from strong revenues from systems integration and telecommunications equipment, which offset a continuing decline in revenues from fixed voice related services and mobile voice related services due to the shift from voice-related services to IP-related services and the drop in revenues from mobile voice related services.

Meanwhile, operating expenses in fiscal 2004 decreased by 0.3% from the previous year to ¥9,535.2 billion. This resulted from reductions in depreciation and other capital expenses and rationalization of personnel costs, including the reduction of pension-related costs through the transfer to the Government of responsibility for pension obligations relating to the substitutional portion. These factors offset an increase in variable costs corresponding to increased revenues from systems integration and telecommunications equipment sales as well as an increase in selling-related expenses for NTT DoCoMo Group. Accordingly, operating income for fiscal 2004 increased by 14.4% to ¥1,560.3 billion.

Non-operating income decreased ¥74.4 billion in fiscal 2004 to ¥33.0 billion. While in fiscal 2003 ¥138.7 billion was recorded as profit from the sale of subsidiary stock due to the sale of NTT DoCoMo shares, no profit was recorded for the sale of NTT DoCoMo shares in fiscal 2004 due to changes in accounting policies effective from fiscal 2004 (see “Item 5—Operating and Financial Review and Prospects—Change in Accounting Policy, Application of New Accounting Standards and Recent Pronouncements—Change in Accounting Policy”). The decrease in non-operating income was mainly due to the impact of this change, combined with such factors as the ¥47.5 billion improvement over the previous year in “other, net” amount resulting from the reduction in securities impairment loss in fiscal 2004 as compared to fiscal 2003.

As a result of these factors, pre-tax net income for fiscal 2004 increased by 8.7% over the previous year to ¥1,527.3 billion.

Net income for fiscal 2004 increased ¥410.5 billion over the previous year to ¥643.9 billion. In addition to the rise in pre-tax net income, the increase in net income was due to the fact that losses on minority interest in consolidated subsidiaries in fiscal 2004 decreased by ¥145.0 billion over the previous year, and to the fact that a number of special factors present in fiscal 2003 were not applicable in fiscal 2004. These special factors affecting fiscal 2003 but not present in fiscal 2004 included the recording of ¥329.5 billion in equity method investment loss due to the effect of impairment losses on NTT DoCoMo’s overseas investments, the ¥47.0 billion reduction in deferred tax assets arising from the introduction of a pro forma standard taxation system for enterprise tax (which reduced income tax expense by ¥101.1 billion) and the recognition of a ¥22.9 billion charge representing the cumulative effect of changes in accounting standards following the application of Emerging Issue Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which requires that reductions of revenues and corresponding expenses be recognized at the time of equipment sales to agent resellers instead of the date of sale to the end-user customer.

Operating revenues for fiscal 2004 are summarized as follows:

Fixed Voice Related Services

Operating revenues from fixed voice related services in fiscal 2004 decreased by 7.1% from the previous year to ¥3,882.2 billion, or 35.0% of total operating revenues.

Regional Communications Business Segment

The regional communications business market continued to contract in fiscal 2004 as the shift from traditional fixed-line communications to mobile communications combined with the dramatic spread of broadband services to accelerate the shift from telephone to IP. In addition, IP telephony services using VoIP technology continued to grow in popularity and acceptance. NTT East and NTT West are adopting measures to respond to this market environment, including commencing “IP telephony services for corporate customers” and connection services to IP telephony (by adding the 050 calling code) from fixed line and public telephones (part of IP/packet communications services).

While a drop in the number of telephone subscriptions had been expected to decline from the spread of IP telephony and CATV telephony as well as the shift to cellular phones and other factors, the impact of this trend was offset by a shift from INS-Net 64 to ADSL in the wake of the spread and growth of ADSL services and other factors. As a result, the number of fixed telephone subscriptions experienced a reversal from the downward trend experienced through the previous year, with the number of subscriptions increasing 224 thousand over the previous year to a total of 50,938 thousand as of the end of March 2004. With regard to ISDN, NTT strived to achieve an increase in ISDN subscriptions by offering ISDN in its Internet Access Services lineup. However, with the spread of ADSL and other high-speed Internet access services, an increasing shift from INS-Net 64 to subscriber telephone services and the continued shift to mobile telephone services, new demand for ISDN continued to fall in fiscal 2004 with the total number of ISDN subscriptions falling to 9,135 thousand as of March 31, 2004, a decrease of 993 thousand from the previous year (one INS-Net 1500 subscription is counted as 10 INS-Net 64 subscriptions).

The number of fixed line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
Telephone subscriptions	25,084	25,139	25,264
ISDN subscriptions(1)	5,851	5,260	4,756
INS-Net 64	5,303	4,892	4,391
INS-Net 1500(1)	55	37	36

(NTT West)
Telephone subscriptions	25,654	25,575	25,674
ISDN subscriptions(1)	5,299	4,868	4,378
INS-Net 64	4,922	4,647	4,162
INS-Net 1500(1)	38	22	22

(1)	In terms of number of channels, transfer rate, and line use fee (basic monthly charges), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. As such, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

MYLINE registration market share continued to decrease as follows:

	As of March 31,
	2002	2003	2004
Intra-city:
NTT East	70.9%	71.0%	69.7%
NTT West	75.8%	75.2%	73.9%
Intra-prefectural and inter-city:
NTT East	64.2%	63.7%	62.9%
NTT West	68.7%	66.6%	66.1%

Access charges for functions subject to calculation under the LRIC Methodology, which dominate usage of the public networks, were set at ¥4.37 (a decrease of 3.1% as compared to fiscal 2003 rate) per three minutes for the GC interconnection charge and ¥5.36 (an increase of 11.9% as compared to fiscal 2003 rate) per three minutes for the ZC interconnection charge. In addition, a post-facto adjustment mechanism for access charge was introduced and took effect during fiscal 2004. As a result, revenues from interconnection charges increased by ¥12.0 billion for NTT East to ¥223.0 billion, and ¥38.0 billion (including ¥18.4 billion in a subsidy from NTT East to NTT West) for NTT West to ¥215.0 billion. Because of continued steep drops in fixed line voice traffic, revenues from interconnection charges would have decreased without the rate changes and settlement system.

Despite steady demand from customers for quality and reliability, customer demand has been rapidly shifting to high-capacity, low-priced IP/packet communications services (IP, Ethernet, etc.), as broadband services become increasingly prevalent.

At NTT Group as well, the number of dedicated service subscriptions continued to decline as demand shifted to IP/packet communications services such as FLET’S series (NTT East and West) as well as Flat Ether (NTT East and West), Mega Data Netz (NTT East and NTT West), Metro Ether (NTT East), and Urban Ether (NTT West), which are cheaper and more suitable for communications between LAN systems.

The number of dedicated service subscriptions in the regional communications business segment was as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
Conventional leased circuits	342	301	267
High-speed digital circuits	310	291	249
ATM circuits	11	10	8
(NTT West)
Conventional leased circuits	306	275	247
High-speed digital circuits	261	247	213
ATM circuits	8	7	6

Long Distance and International Communications Business Segment

The long distance and international communications business market continued to contract due to the effects of a decrease in fixed telephone subscribers, a loss of traffic to cellular phones and the penetration of discount services. Amid these developments, NTT Communications made efforts to maintain revenues through such measures as offering service packages that include IP-related services, enhancing the functions and lowering the prices for mobile services and other initiatives to capture new traffic. As a result of these measures, the decline in revenues was less than in fiscal 2003.

The following table shows MYLINE registration market share:

	As of March 31,
	2002	2003	2004
Inter-prefectural	57.3%	57.1%	57.5%
International	53.4%	53.4%	53.9%

In the long distance and international communications services market, NTT Group worked to maintain revenues by further increasing the number of broadband connections and expanding the use of service level agreements that provide guarantees of service quality to users. Nonetheless, revenues from dedicated services declined as customers continued to consolidate their corporate networks and sign up for lower-priced, broadband IP services.

The number of dedicated service subscriptions in the long distance and international communications business segment was as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
Conventional leased circuits	21	17	13
High-speed digital circuits	48	42	34
ATM circuits	5	4	2

Mobile Voice Related Services

Operating revenues from mobile voice related services in fiscal 2004 were ¥3,393.9 billion, a decrease of 1.3% from the previous year, or 30.6% of total operating revenues.

Mobile Communications Business Segment

Cellular services subscribers increased by 4.9% to 46,328 thousand at March 31, 2004, from 44,149 thousand at March 31, 2003. These numbers include FOMA services subscribers, which reached 3,045 thousand at March 31, 2004, from 330 thousand at March 31, 2003. This increase of FOMA subscribers resulted mostly from the decrease in mova subscribers as existing mova subscribers converted to FOMA. The number of mova subscribers decreased for the first time to 43,283 thousand at March 31, 2004, down 1.2% from March 31, 2003.

The following table shows the number of mobile communications subscriptions:

	As of March 31,
	2002	2003	2004
	(in thousands)
Cellular services	41,011	44,149	46,328
Cellular services (mova)	40,922	43,819	43,283
Cellular services (FOMA)	89	330	3,045
i-mode services	32,156	37,758	41,077
i-mode services (mova)	32,075	37,456	38,080
i-mode services (FOMA)	81	303	2,997

Market share	59.1%	58.1%	56.6%

Voice ARPU (FOMA+mova) has fallen over the past few years, due primarily to cellular rate reductions, an increase in subscribers using discounted plans, wider penetration into lower usage subscriber segments, a large number of subscribers using i-mode e-mail instead of voice calls and a general reduction in subscriber usage due to Japan’s stagnant consumer spending. Our aggregate ARPU (FOMA+mova) in fiscal 2004 decreased by 3.0% to ¥7,890 from ¥8,130 in fiscal 2003. One of the primary reasons that aggregate ARPU (FOMA+mova) has not decreased more is that increases in i-mode ARPU (FOMA+mova) have partially offset the declines in voice ARPU (FOMA+mova).

IP/Packet Communications Services

Operating revenues for IP/packet communications services in fiscal 2004 rose to ¥1,639.6 billion, an increase of 25.6% over the previous year, or 14.8% of total operating revenues.

Regional Communications Business Segment

In the regional communications business market, broadband made rapid advances. While the rate of increase of ADSL lines in use slowed, the spread of fiber-optic access services accelerated. The total number of subscribers for the overall market was, as of March 31, 2004, 11,197 thousand for ADSL and other DSL services, and 1,142 thousand for fiber-optic access services.

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

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2002	2003	2004
	(in thousands)
(NTT East)
B FLET’S	12	111	426
FLET’S ADSL	513	1,430	2,283
FLET’S ISDN	653	651	514

(NTT West)
B FLET’S	6	88	414
FLET’S ADSL	454	1,127	1,806
FLET’S ISDN	651	621	466

IP/packet communications services in the regional communications business segment are facing increasing price competition, particularly for fiber-optic access and ADSL services, and the competition among service providers is expected to remain intense. Under such conditions, NTT Group will work to develop new demand for fiber-optic access services in the regional communications business segment, and will also actively work to develop new, upper layer businesses such as the platform business and content distribution, all with the goal of realizing a resonant communications environment.

Long Distance and International Communications Business Segment

In the long distance and international communications business market, services directed to corporate users, including IP-VAN and wide-area LAN, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

Given the strong demand for IP-related services, by providing a variety of menus and standardizing IP telephony, NTT Group has steadily increased its number and share of broadband subscriptions for OCN services. In addition, IP-VPN services and other data transmission services directed to corporate customers have demonstrated a steady increase in subscriptions, due to an enhanced access menu, expanded IP telephony services and new rate plans.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2002	2003	2004
	(in thousands)
Packet exchange services	820	836	863
Frame relay/cell relay services	94	78	56
Facsimile communications network	1,345	1,419	1,435
OCN	3,039	3,504	4,118
IP-VPN	39	64	86

Mobile Communications Business Segment

Information on the mobile communications business segment is described in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in fiscal 2004 increased by 15.7% over the previous year to ¥713.4 billion, or 6.4% of total operating revenues.

Regional Communications Business Segment

Efforts were made to commercialize equipment for IP telephony services and equipment for FLET’S services as a response to the expansion of the IP/broadband market. As a result, the trend of falling revenues slowed.

Long Distance and International Communications Business Segment

Revenues increased as a result of NTT’s active development of high value added IP network services that provide customers with total solutions for equipment and systems, including data center and security services and management services (monitoring and operating services).

Mobile Communications Business Segment

Revenues increased over the previous year due mainly to sales of the “FOMA900i Series,” which offer smaller and lighter handsets, improvements in battery standby time and other basic functions, as well as a variety of new features.

Systems Integration

Operating revenues from systems integration in fiscal 2004 increased by 2.2% over the previous year to ¥863.0 billion, or 7.8% of total operating revenues.

Data Communications Business Segment

In the data communications business segment for fiscal 2004, aggressive efforts were made to secure orders for new systems, such as a cross-ministry electronic application system (a system enabling submission of electronic applications to several ministries and agencies via a single access point). In addition, NTT Group focused its efforts on the promotion of new businesses, including its “IT Partner Business” under which new IT-centered businesses are developed through business affiliations and joint investments with corporate clients.

Other Businesses

Operating revenues for other businesses in fiscal 2004 increased by 11.7% over the previous year to ¥603.5 billion, or 5.4% of total operating revenues.

Segment Information

NTT Group has five operating segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other businesses.

The regional communications business segment comprises mainly fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other services.

The long distance and international communications business segment comprises mainly fixed voice related services, IP/packet communications services, systems integration and other services.

The mobile communications business segment comprises mainly mobile voice related services, IP/packet communications services, and other services.

The data communications business segment comprises systems integration services.

The other services segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Overviews for each segment are as follows:

Fiscal 2005 compared with fiscal 2004

Regional Communications Business Segment

Operating revenues in fiscal 2005 decreased 3.1% from fiscal 2004 to ¥4,589.6 billion. Despite strong growth in IP/packet communications revenues from FLET’S ADSL, B FLET’S and others and adjustments to interconnection rates, revenues fell because basic monthly charges were lowered in response to intensified competition as competing carriers commenced “chokushu” telephone services. The revenue decline was also due to a decrease in fixed voice-related revenues as customers continued to shift to cellular and Internet communications services.

At the same time, operating expenses fell 3.2% to ¥4,342.8 billion. NTT Group continued to cut its expenses and realized smaller depreciation expenses as investments were restrained following the Group’s reorganization (see “Item 4—Information on the Company—Reorganization”).

Consequently, operating income fell 0.7% to ¥246.8 billion.

Long Distance and International Communications Business Segment

Operating revenues in fiscal 2005 fell 2.1% from the previous year to ¥1,164.8 billion. While systems integration revenues grew and IP/packet communications revenues continued to realize strong growth—due to increasing popularity of IP-VPN, wide area LAN, OCN services and other Internet services—revenues from voice-related revenues declined due to the following factors: the market for fixed line telephone services contracted; revenues from dedicated lines and other conventional network services fell significantly due to network consolidation by corporations and migration to less expensive IP-related services; and competition increased as a result of the commencement of “chokushu” telephone services by rival carriers.

At the same time, operating expenses increased 0.3% to ¥1,102.5 billion. Although significant efforts were made to cut costs, the segment’s expenses rose as marketing efforts were strengthened in response to increased competition.

As a result, operating income fell 31.1% to ¥62.3 billion.

Mobile Communications Business Segment

Operating revenues in fiscal 2005 declined 4.0% from the previous year to ¥4,844.6 billion. NTT Group achieved subscription growth as a result of new subscriptions and a reduced churn rate attributable to an enhanced lineup of cell phones. However, ARPU declined as various pricing measures to spur growth and increase competitiveness (including deepening the family discount rate) were taken.

At the same time, operating expenses grew 2.9% to ¥4,060.4 billion. While an impairment loss of ¥60.4 billion was recorded for long-term assets in the PHS business, and selling, general and administrative expenses declined due to cost-cutting efforts, the cost of services rose due to an increase in expenses related to retiring fixed assets as network functions were upgraded. Another factor behind the higher operating expenses was the higher cost of handsets due to an increase in FOMA handset sales. (FOMA handsets are more expensive than mova handsets.)

Operating income thus declined by 28.9% from the previous year to ¥784.2 billion.

Data Communications Business Segment

Operating revenues in fiscal 2005 increased 0.8% from the previous year to ¥832.6 billion. In fiscal 2005, NTT Data continued to promote new businesses through service affiliations and joint investments with corporate customers. It also strived to improve its sales processes by moving forward with “initiatives to improve fundamental growth.” The initiatives are comprised of three pillars, namely, “marketing strength,” “strengthening systems integration competitiveness,” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

NTT Data also moved forward with its “growth initiatives,” to achieve strong growth by reforming its business structure focused on government agencies and financial institutions. Specifically, NTT Data progressed initiatives focused on strengthening its marketing and development capabilities in the corporate field, developing leading-edge solution services, and developing and refining the foundation for construction of critical next-generation systems. Revenues increased as a result of these measures.

In fiscal 2005, operating expenses rose 1.0% to ¥795.7 billion, because expenditures were aggressively spent to promote further growth.

Operating income accordingly decreased 3.7% to ¥36.9 billion.

Other Business Segment

NTT Group actively pursued its other businesses, including engineering, real estate, systems integration and data processing, finance, development in leading-edge technologies, and shared operations.

Consequently, operating income rose 29.0% to ¥37.6 billion, although operating revenues in fiscal 2005 fell by 1.5% to ¥1,225.7 billion.

Fiscal 2004 compared with fiscal 2003

Regional Communications Business Segment

Operating revenues in the regional communications business segment in fiscal 2004 decreased by 2.2% from the previous year to ¥4,735.7 billion. Operating revenues declined due to reduced revenues from fixed voice related services resulting from the shift to mobile communications services and IP-related services and increased competition in the Tokyo Metropolitan area, which were partly offset by increased revenues associated with growth in IP-related services such as “FLET’S ADSL,” and “B FLET’S” and the favorable impact of the revision of interconnection charges and the introduction of the adjustment system for interconnection charges.

Meanwhile, operating expenses in fiscal 2004 fell by 4.0% from the previous year to ¥4,487.3 billion. This was the result of a broad and sustained effort to reduce overall expenses, including by restraining post-reorganization investment levels to reduce depreciation and other capital costs. The reduction in operating expenses was also the result of the favorable effects of cost reduction resulting from structural reforms for an entire year (as compared to eleven months in the case of fiscal 2003).

Accordingly, operating income for fiscal 2004 increased by 46.6% over the previous year to ¥248.4 billion.

Long Distance and International Communications Business Segment

Operating revenues for fiscal 2004 fell by 3.5% to ¥1,189.5 billion. IP/packet communications revenues continued to show high growth due to the spread of IP-VPN, wide-area LAN, OCN and other IP-related services, and systems integration revenues returned to growth in fiscal 2004 following a decline in fiscal 2003. Meanwhile, revenues from voice-related services decreased, as the market for fixed line telephone services contracted and revenues from dedicated circuit and other traditional network services fell significantly due to network consolidation by corporations and migration to less expensive IP-related services.

Meanwhile, operating expenses fell by 7.2% from the previous year to ¥1,098.9 billion. While expenses increased for expansion in new growth areas, efforts were made to rationalize costs through more systematic management of expenditures along the entire process from development, procurement and facility construction to sales and maintenance. In fiscal 2003, temporary amortization costs of ¥36.9 billion were recorded for Verio’s goodwill and other intangible assets.

Accordingly, operating income for fiscal 2004 increased by 83.5% over the previous year to ¥90.5 billion.

Mobile Communications Business Segment

Operating revenues increased by 5.0% in fiscal 2004 over the previous year to ¥5,048.1 billion due mainly to continued efforts to promote migration from mova to FOMA and to an increase in usage of non-voice data communications business which more than offset a decrease in mova voice traffic.

Meanwhile, operating expenses in fiscal 2004 increased by 5.1% over the previous year to ¥3,945.1 billion. This increase was due largely to an increase in the cost of handsets sold attributable to an increase in handset sales, which was partially offset by a decrease in mova-related depreciation costs associated with a shift in investment from mova to FOMA.

Accordingly, operating income for fiscal 2004 increased by 4.4% over the previous year to ¥1,102.9 billion.

Data Communications Business Segment

For fiscal 2004, operating revenues decreased by 0.7% in fiscal 2004 over the previous year to ¥825.9 billion. In fiscal 2004, NTT Group made efforts to secure orders for new systems, such as the cross-ministry electronic application system. In addition, NTT Group made efforts in the promotion of new businesses, including its “IT Partner Businesses,” under which new IT-centered businesses are developed through business affiliations and joint investments with corporate clients.

Operating expenses for fiscal 2004 increased by 1.9% over the previous year to ¥787.6 billion. This resulted from increased costs associated with depreciation.

Accordingly, operating income for fiscal 2004 decreased by 34.8% over the previous year to ¥38.3 billion.

Other Business Segment

NTT Group continued to actively promote its various categories of services in the other business segment, which include engineering services, real estate services, systems integration and information processing services, financial services, research and development in leading-edge technologies, and shared operation.

Despite these efforts, operating revenues for fiscal 2004 fell by ¥72.6 billion from the previous year to ¥1,244.6 billion. However, operating income rose by ¥27.7 billion over the previous year to ¥29.1 billion.

Liquidity and Capital Resources

Fiscal 2005 compared with fiscal 2004

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in fiscal 2005 amounted to ¥2,829.8 billion, a decrease of ¥650.8 billion compared with ¥3,480.6 billion in fiscal 2004. This reflects a decrease in net income due to factors such as decreased operating income of ¥349.1 billion over fiscal 2004 and increased net income taxes of ¥327.9 billion.

NTT Group mainly used cash provided by operating activities to acquire property, plant and equipment, repay interest-bearing debt, acquire NTT’s own Shares and pay dividends.

Net cash used in investing activities in fiscal 2005 amounted to ¥1,768.4 billion, a decrease of ¥368.4 billion compared with ¥2,136.8 billion in fiscal 2004. This decrease was primarily due to an increase in cash generated mainly from the sale of AT&T Wireless shares, which was partially offset by short term investments made for the more efficient use of a portion of NTT Group’s cash. Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid during fiscal 2005 were ¥2,154.7 billion, a decrease of ¥54.5 billion compared with ¥2,209.2 billion in fiscal 2004. This decline is due to more efficient investment in existing equipment, while at the same time undertaking investments for the purpose of expanding IP service-related facilities and 3G (FOMA) service areas in response to increasing demand. On a fiscal 2005 accrual basis, capital investments amounted to ¥2,057.4 billion, of which ¥940.6 billion was invested by the three companies, NTT East, NTT West and NTT Communications, and ¥861.5 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in fiscal 2005 amounted to ¥1,112.0 billion, a decrease of ¥110.6 billion compared with net cash provided by financing activities of ¥1,222.5 billion in fiscal 2004. The decrease of cash used in financing activities was primarily due to the decrease in payments for settlement of long-term interest-bearing debt, notwithstanding an increase in payments for the acquisition of NTT’s own Shares. The total amount of capital raised in fiscal 2005 from the issuance of long-term debt was ¥343.8 billion, a decrease of approximately ¥134.5 billion compared with fiscal 2004. This amount included corporate bond offerings denominated in yen and euros. For a further description of NTT Group’s interest-bearing debt, see Note 11 to the Consolidated Financial Statements.

The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders’ equity stood at 81.6% on March 31, 2005 compared with 92.6% at the previous fiscal year-end.

NTT Group believes available cash from operating activities, future borrowings NTT Group will make from banks and other financial institutions, or future offerings of equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements, and to satisfy NTT Group’s debt service requirements. NTT Group expects ¥2,050.0 billion on an accrual basis in investments for fiscal 2006, which is equivalent to the level of investments in fiscal 2005, with enhancements to optical IP-based services such as B FLET’S, 3G (FOMA) networks and more efficient use of existing infrastructure. This is expected to include a total of approximately ¥940.0 billion in investments by the three companies, NTT East, NTT West and NTT Communications, and approximately ¥848.0 billion by NTT DoCoMo Group.

The actual amount of capital investments may vary from expected levels, since capital investment may be influenced by trends in demand, competitive environment, and other factors, but NTT Group expects to be able to cover its expenditures through net cash provided by operating activities. Thus, NTT Group expects that its amount of interest-bearing debt will be reduced. The actual amount of NTT Group’s financing requirements will depend on its future performance, market conditions and other factors, many of which are beyond NTT Group’s control and therefore cannot be predicted with certainty.

Liquidity

As of March 31, 2005, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,382.0 billion compared with ¥1,431.4 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2005:

	Payments Due by Period
	Millions of Yen
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)
Bonds	2,986,838	319,140	942,033	637,964	1,087,701
Bank loans	2,116,111	460,058	699,223	540,887	415,943
Capital lease obligations(2)	305,792	26,508	135,039	24,638	119,607
Operating leases	34,119	3,818	7,043	4,749	18,509
Purchase obligations(3)	304,116	282,329	15,784	4,376	1,627
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	5,746,976	1,091,853	1,799,122	1,212,614	1,643,387

(1)	See Note 11 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥134,741 million to its pension plans in fiscal 2005 (see Note 12 to the Consolidated Financial Statements).

As of March 31, 2005, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥125.0 billion, principally reflecting capital investments for fiscal 2005. NTT Group expects to fund such commitments with cash provided by operating activities.

Fiscal 2004 compared with fiscal 2003

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in fiscal 2004 amounted to ¥3,480.6 billion, an increase of ¥1,042.1 billion compared with ¥2,438.5 billion in fiscal 2003. This reflects an increase in net income, due to such factors as increased operating income of ¥410.5 billion over fiscal 2003 and a decrease in liability for employees’ severance payments, net of deferred pension costs, associated with the structural reform of NTT East and NTT West of ¥94.0 billion in fiscal 2004, as compared with a decrease of ¥1,193.3 billion in fiscal 2003.

NTT Group mainly used cash provided by operating activities to acquire property, plant and equipment, repay interest-bearing debt, and pay dividends.

Net cash used in investing activities in fiscal 2004 amounted to ¥2,136.8 billion, an increase of ¥149.8 billion compared with ¥1,987.0 billion in fiscal 2003. This was due to an increase in payments for property, plant and equipment, such as investments in the regional operating companies’ optical fiber networks and 3G (FOMA) network-related investments in mobile communications services. Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid during fiscal 2004 were ¥2,209.2 billion, an increase of ¥165.5 billion compared with ¥2,043.7 billion in fiscal 2003. Where appropriate, NTT Group continued to invest in existing equipment, such as facilities for fixed-line telephone networks and services related to the 2G (mova) network, in order to maintain the quality of conventional services. In addition, further efforts were made to convert access networks to optical fiber and to expand broadband services including FOMA. On a fiscal 2004 accrual basis, capital investments amounted to ¥2,013.6 billion, of which ¥900.3 billion was invested by the three companies, NTT East, NTT West and NTT Communications, and ¥805.5 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in fiscal 2004 amounted to ¥1,222.5 billion, an increase of ¥768.4 billion compared with net cash provided by financing activities of ¥454.2 billion in fiscal 2003. The increase of cash used in financing activities was primarily due to the increase in payments for settlement of long-term interest-bearing debt and the acquisition of subsidiary stocks from minority shareholders and NTT’s own Shares. The total amount of capital raised in fiscal 2004 from the issuance of long-term debt was ¥478.3 billion, a decrease of approximately ¥586.9 billion compared with fiscal 2003. This amount included corporate bond offerings denominated in yen. There was also a net decrease in short-term borrowings and other of ¥170.6 billion in fiscal 2004. For a further description of NTT Group’s interest-bearing debt, see Note 11 to the Consolidated Financial Statements.

The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders’ equity stood at 92.6% on March 31, 2004 compared with 118.7% at the previous fiscal year-end.

Liquidity

As of March 31, 2004, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,431.4 billion compared with ¥1,313.1 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Off-Balance Sheet Arrangements

As of March 31, 2005, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥30.3 billion. The principal component of this total was a ¥19.7 billion guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd., an affiliate company.

In accordance with FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities,” NTT Group recognized an entity with assets totaling approximately ¥74.0 billion, established for the purpose of developing real estate for rental, as an unconsolidated variable interest entity (“VIE”) in which NTT Group holds a significant variable interest. NTT Group annually evaluates its preferential interest in this variable interest entity of ¥14.7 billion, which is accounted for using the equity method. NTT Group is jointly responsible with the other investors for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥30.0 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2003, March 31, 2004 and March 31, 2005, were, respectively, ¥396.0 billion, ¥354.9 billion, and ¥318.1 billion.

The following table shows an outline of research and development costs by segment for fiscal 2005:

	Years ended March 31, 2005
	(in millions of yen)	(in millions of dollars)
Regional Communications Business(1)	¥157,860	$1,475
Long Distance and International Communications Business(2)	28,031	262
Mobile Communications Business(3)	101,945	953
Data Communications Business(4)	16,542	155
Other Businesses(5)	152,931	1,429

Sub-total	457,309	4,274
Internal Transactions	139,235	1,301

Total	¥318,074	$2,973

(1)	Research and development for development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms and others.
(3)	Expanded FOMA services, providing advanced functions for i-mode services and network IP, and research and development for providing more diversified services, basic research for development of future mobile communications services and others.
(4)	Research and development for the three priority fields of new business promotion, strengthening competitiveness in systems integration, basic technology development for the future and others.
(5)	Research and development for shared technology for achieving telecommunications systems and new services, research and development relating to new principles, new parts and new materials that will bring about innovations in network services and others.

Future Prospects

In the telecommunications market, ubiquitous broadband communications continue to spread rapidly. The market can be expected to grow even further as evidenced by the proliferation of network-compatible consumer electronics products and the introduction of various solutions combining fixed-line and mobile communications. Given the rapid pace of growth, it is expected that numerous new participants will continue to enter this market based on a wide range of business models. Possible alliances among companies from different industries indicate that competition will become even more intense in the future.

NTT Group will continue to make an all-out effort to market its optical access services by reinforcing its sales forces and upgrading services and expanding services areas of the “Hikari Phone” IP telephony service, which provides low priced voice transmission with the same quality as fixed telephones. The Group will also strengthen the competitiveness of FOMA services and, for this purpose, will provide attractive products and services, introduce an easy-to-understand fee structure, and improve network quality. Further efforts will be made to create a new revenue base by proposing various ways to utilize FOMA, including Mobile Wallet electronic payment services that collaborate with shops and public transportation systems and the use of FOMA as a remote monitoring device.

Separately, NTT Group will continue to move forward on structural reforms and will aim to transform its business and financial structures by improving operating efficiency and expanding into new business fields. With regard to the personal information of customers, the entire NTT Group will be committed to conducting a continuous review of its personal data management systems to ensure a rigorous framework.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s annual meeting, the most recent of which was held on June 28, 2005.

On June 28, 2005, the registrant held an ordinary general meeting of shareholders. At the meeting, shareholders approved appropriation of unappropriated retained earnings for the fiscal year ended March 31, 2005, a Share repurchase, the election of three directors and a corporate auditor, and the payment of certain retirement benefits for retiring directors and a corporate auditor.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2005:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Representative Directors

Norio Wada	President	Chief Executive Officer	Aug. 16, 1940	June 2006	38.24	June 1992
Satoshi Miura	Senior Executive Vice President	In charge of business strategy, Director of Corporate Management Strategy Division and Chief Financial Officer	Apr. 3, 1944	June 2006	20.20	June 2005
Ryuji Yamada	Senior Executive Vice President	In charge of technical strategy and resonant promotion and Director of Nippon Venture Capital Co., Ltd. and Advanced Telecommunication Research Institute International	May 5, 1948	June 2006	14.02	June 2004

Directors

Yuji Inoue	Senior Vice President	In charge of Intellectual Property and Director of Department III	Oct. 19, 1948	June 2006	8.04	June 2002
Shin Hashimoto	Senior Vice President	Director of Department II, NIPPON INFORMATION AND COMMUNICATION CORPORATION, NTT COMWARE CORPORATION and NTT Resonant Inc.	Sep. 6, 1949	June 2006	12.02	June 2002
Hiroo Unoura	Senior Vice President	Director of Department IV and NTT West	Jan. 13, 1949	June 2006	14.00	June 2002
Ken Yagi	Senior Vice President	Director of Department IV and President of NTT Capital (U.K.) Limited	Aug. 17, 1948	June 2006	6.00	June 2004
Akira Arima	Senior Vice President	In charge of Corporate Management Strategy	Aug. 25, 1949	June 2006	10.00	June 2005
Kiyoshi Kousaka	Senior Vice President	Director of Department I, NTT East, Infocom Research Inc. and Corporate Auditor of NTT Resonant Inc.	Mar. 28, 1951	June 2006	11.04	June 2005
Haruki Matsuno	Chief Executive Counselor, Member of the Board	—	Jan. 24, 1937	June 2006	28.00	June 2000
Takashi Imai	Director	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation	Dec. 23, 1929	June 2006	4.02	July 1999
Yotaro Kobayashi	Director	Chairman and Director of Fuji Xerox Co., Ltd.	Apr. 25, 1933	June 2006	*	July 1999

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Corporate Auditors

Masamichi Tanabe	Full-time Corporate Auditor	—	July 29, 1940	June 2007	10.12	June 2004
Johji Fukada(2)	Full-time Corporate Auditor	—	Apr 21, 1943	June 2007	10.00	June 2005
Masao Iseki	Corporate Auditor	Corporate Auditor of NTT Resonant Inc.	Sep. 24, 1938	June 2007	17.00	June 2001
Yoshio Miwa	Corporate Auditor	Corporate Auditor of NTT FACILITIES, INC.	Feb. 11, 1940	June 2007	14.00	June 2003
Yasuchika Negoro(2)	Corporate Auditor	Lawyer	July 31, 1932	June 2007	14.00	June 2003

Presidents of Principal Subsidiaries

Toyohiko Takabe	President, NTT East	—	Jan. 9, 1947	June 2006	33.08	June 2005
Shunzo Morishita	President, NTT West	—	Apr. 8, 1945	June 2006	20.14	June 2002
Hiromi Wasai	President, NTT Communications	Director of Verio Inc.	Aug. 25, 1946	June 2006	21.00	June 2004
Masao Nakamura	President, NTT DoCoMo	—	Nov. 11, 1944	June 2006	3.02	June 1998
Tomokazu Hamaguchi	President, NTT DATA	—	Apr. 20, 1944	June 2007	*	June 2003

(1)	NTT Shares owned as of June 30, 2005.
(2)	Outside Corporate Auditor.
*	Denotes no ownership of NTT Shares.

Norio Wada joined NTT in April 1964. He became a Senior Vice President and General Manager of Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of NTT. In July 1996, he became a Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of NTT. In June 1997, he became an Executive Vice President and Senior Executive Manager of Affiliated Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of Affiliated Business Development Headquarters and Executive Manager of NTT Holdings Organizational Office. In January 1999, he became an Executive Vice President and Senior Executive Manager of NTT Holdings Provisional Headquarters of NTT. In July 1999, he became a Senior Executive Vice President of NTT. In June 2002, he was elected the President of NTT.

Satoshi Miura joined NTT in April 1967. He became a Vice President and Executive Manager of Personnel Department of NTT in June 1994. In June 1996, he became a Senior Vice President and Executive Manager of Personnel Department of NTT. In July 1997, he became a Senior Vice President and Executive Manager of Personnel Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of Personnel Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of NTT East Provisional Headquarters of NTT. In July 1999, he became a Senior Executive Vice President of NTT East. In June 2002, he became a president of NTT East. In June 2005, he was elected a Senior Executive Vice President of NTT.

Ryuji Yamada joined NTT in April 1973. He became a Senior Manager of Reorganization Planning Office of NTT in April 1997. In June 1998, he became a Senior Manager of NTT West Provisional Headquarters of NTT. In January 1999, he became an Executive Manager of Plant Planning Department of NTT West Provisional Headquarters of NTT. In July 1999, he became an Executive Manager of Plant Planning Department of NTT West Provisional Headquarters of NTT. In July 2000, he became a Vice President and Executive Manager of Plant Planning Department of NTT West. In June 2001, he became a Senior Vice President and Executive Manager of Plant Planning Department of NTT West. In June 2002, he became an Executive Vice President and Senior Executive Manager of Marketing and Support Solutions Headquarters of NTT West. In June 2004, he was elected a Senior Executive Vice President of NTT.

Yuji Inoue joined NTT in April 1973. He became a Senior Vice President of NTT DATA in January 2001. In June 2001, he became a Senior Vice President and Senior Executive Manager of Development Headquarters of NTT DATA. He became a Senior Vice President and Senior Executive Manager of Technical Development Headquarters of NTT DATA in April 2002. In June 2002, he was elected a Senior Vice President and Director of Department III of NTT.

Shin Hashimoto joined NTT in April 1973. He became an Executive Manager of Plant Planning Department of NTT East Provisional Headquarters of NTT in January 1999. He became an Executive Manager of Plant Planning Department of NTT East in July 1999. In June 2001, he became a Senior Vice President and Executive Manager of Plant Planning Department of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department II of NTT.

Hiroo Unoura joined NTT in April 1973. He became a Senior Manager of Department V of NTT Holdings Provisional Headquarters of NTT in January 1999. In July 1999, he became a Senior Manager of Department V of NTT. He became a Deputy General Manager of Tokyo Branch of NTT East in September 2000. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department IV of NTT.

Ken Yagi joined the MOF in July 1971. In June 1998, he became a Deputy Director General of the International Bureau of the MOF. In July 2001, he became an Executive Director for Japan at the International Monetary Fund. In June 2004, he joined NTT and became a Senior Vice President and Director of Department IV of NTT.

Akira Arima joined NTT in April 1973. In January 1996, he became a General Manager of Tokyo Chiyoda Branch of NTT. In January 1999, he became a General Manager of Department I of NTT Holding Provisional Headquarters of NTT. In July 1999, he became a General Manager of Department I of NTT. In June 2002, he became a Senior Vice President and Executive Manager of Corporate Strategy Planning Department of NTT East. In June 2005, he was elected a Senior Vice President of NTT.

Kiyoshi Kousaka joined NTT in April 1974. In October 1997, he became a General Manager of Kyoto Branch of NTT. In July 1999, he became a General Manager of Kyoto Branch of NTT West. In September 2000, he became a General Manager of Department V of NTT. In July 2002, he became an Executive Manager of Personnel Department of NTT West. In June 2003, he became a Senior Vice President and Executive Manager of Personnel Department of NTT West. In June 2005, he was elected a Senior Vice President and Director of Department I of NTT.

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

Masamichi Tanabe joined NTT in April 1964. He became a Vice President and Senior Executive Manager of Packet Network Service Headquarters of NTT in July 1992. In February 1994, he became a Vice President and

Deputy Executive Manager of Multimedia Planning and Promotion Office of NTT. In June 1994, he became a Senior Vice President and Deputy Executive Manager of Multimedia Planning and Promotion Office of NTT. In July 1995, he became a Senior Vice President and Executive Manager of Multimedia Service Department of NTT. In December 1996, he became a Senior Vice President and General Manager of OCN Division of NTT. In June 1997, he became a Senior Executive Vice President of NTT Learning Systems Corporation. In June 1998, he became the President of NTT Learning Systems Corporation. In June 2002, he became the President of NTT Advertising, Inc. In June 2004, he was elected a full-time Corporate Auditor of NTT.

Johji Fukada joined the Board of Audit of Japan in April 1967. In June 1998, he became a Deputy Secretary General of the Board of Audit of Japan. In December 1999, he became an Advisor to the Board of Audit of Japan. In December 2002, he became a Special Advisor to Kitanogumi Corporation. In June 2005, he was elected a full-time Corporate Auditor of NTT.

Masao Iseki joined NTT in April 1961. He became a Vice President and Senior Manager of Affiliated Companies Headquarters of NTT in June 1988 and a Vice President and Deputy Senior Executive Manager of Research and Development Headquarters of NTT in April 1989. He became a Vice President and Deputy Senior Executive Manager of Telecommunications Business Support Headquarters of NTT in July 1990. In February 1991, he became a Vice President and Executive Manager of Telecommunications Service Department of NTT, and in June 1991, he became a Senior Vice President and Executive Manager of Telecommunications Service Department of NTT. He became a Senior Vice President and Executive Manager of Service Management Department of NTT in July 1993. He became the President of NTT Telemarketing, Inc. (now NTT Solco Corporation) in June 1994. In June 2001, he was elected a full-time Corporate Auditor of NTT. In June 2004, he became a Corporate Auditor of NTT.

Yoshio Miwa joined NTT in April 1963. He became a Vice President and General Manager of Kanagawa Telecommunications Service Region of NTT in June 1990 and a Vice President of Integrated Communications System Headquarters of NTT in July 1991. In June 1992, he became a Senior Vice President and Senior Executive Manager of Telecommunications Service Development Headquarters, and he became a Senior Vice President and Executive Manager of Telecommunications Service Development Headquarters of NTT in July 1993. In June 1994, he became a Senior Vice President and Senior Executive Manager of Network Service Department, and he became the President and Representative Director of NTT Teleca Corporation in June 1995. In June 2000, he became a Senior Executive Vice President and Representative Director of JSAT Corporation, and he became a Representative Senior Vice President and CAO of JSAT Corporation in June 2002. In June 2003, he was elected a full-time Corporate Auditor of NTT. In June 2005, he became a Corporate Auditor of NTT.

Yasuchika Negoro joined the Ministry of Justice in April 1958. He became a Vice-Minister of the Ministry of Justice in June 1990 and a Vice-Minister of the Tokyo High Public Prosecutors Office in December 1993. He became a registered lawyer of the Daiichi Tokyo Bar Association in September 1995. In August 1996, he became the Chairman of The Japan Fair Trade Commission. Since August 2002, he has reactivated his status as a registered lawyer of the Daiichi Tokyo Bar Association. In June 2003, he was elected a Corporate Auditor of NTT.

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

In fiscal 2005, NTT paid aggregate compensation of ¥269 million to 14 directors (¥251 million to the twelve internal directors and ¥18 million to the two outside directors). In addition, an aggregate amount of ¥60 million was paid to 12 directors as bonuses and ¥287 million was paid to three directors as retirement bonuses. NTT paid a total of ¥79 million during fiscal 2005 to six individuals who served as corporate auditors. Bonuses in the total amount of ¥18 million were also paid to six corporate auditors and a retirement bonus of ¥31 million was paid to one corporate auditor.

Board Practices

Board of Directors

NTT’s board of directors is currently composed of 12 members, two of whom are outside directors whose presence serves to strengthen the board’s ability to monitor the fairness of business operations.

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

With regard to matters concerning the appointment and compensation of directors, in order to improve objectiveness and transparency, NTT has established the Appointment and Compensation Council, a group of four directors, including two outside directors. The Appointment and Compensation Council deliberates on matters concerning the appointment and compensation of directors before the board of directors’ meetings in which final determinations of such matters are made.

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

NTT’s Articles of Incorporation provide that there shall be no more than five corporate auditors on NTT’s board of audit. NTT’s corporate auditors and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s corporate auditors are nominated by the board of directors with the consent of the board of audit and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all the shareholders. Under NTT’s Articles of Incorporation, the board of audit appoints one or more members who serve on a full-time basis. At least one of the corporate auditors must not have been a director, an executive officer, a general manager or other employee of NTT or any of its subsidiaries in the five years prior to appointment (from the completion of the annual general meeting to be held in June 2006, at least half of the corporate auditors will be required to be persons who have never been a director, executive officer, general manager or other employee of NTT or any of its subsidiaries), and no corporate auditor can concurrently be a director, a general manager or other employee of NTT or any of its subsidiaries or consolidated entities or an executive officer of any of NTT’s subsidiaries or consolidated entities. In accordance with the Commercial Code of Japan and NTT’s Articles of Incorporation, the term of office of a corporate auditor expires at the conclusion of the general meeting of shareholders held to settle accounts for the fiscal year last ending within four years from the corporate auditor’s appointment. Corporate auditors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders representing in the aggregate one-third or more of the voting rights of all shareholders. Corporate auditors may state their opinions at a general meeting of shareholders in relation to the removal of a corporate auditor.

Corporate auditors are obligated to audit the execution by the directors of their duties and carry out an accounting audit. Corporate auditors must also examine the agenda and related documents to be submitted by the board of directors to a general meeting of shareholders and report their opinion at the general meeting of shareholders in respect of any violations of relevant laws or NTT’s Articles of Incorporation or other improprieties. Corporate auditors are required to attend and, if necessary, state their opinions at meetings of the board of directors, and, if the corporate auditors become aware of any violations by the directors of relevant laws or NTT’s Articles of Incorporation that could result in significant harm to NTT, the corporate auditors have the right to demand that the directors discontinue the violation.

Under the Commercial Code Regarding Corporate Audits (Law No. 149 of 2002, the “Commercial Code Special Provisions Law”), “large companies” (such as NTT) are required to maintain a board of audit comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of audit has a statutory duty to prepare and submit to the board of directors its report on matters set forth in the independent auditor’s audit report, and send a certified copy of the same to the independent auditor. A corporate auditor may note an opinion in the board of audit’s report if the corporate auditor’s opinion is different from the opinions of the board of audit expressed in the report. Under the Commercial Code Special Provisions Law, the board of audit of a large company may, by resolution of the board of audit, establish audit principles, the procedures for the board of audit’s examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) in principle requires that each non-U.S. company whose securities are listed on the NYSE maintain an audit committee composed solely of independent directors. However, if a non-U.S. company with a board of audit meets the requirements of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, the independent audit committee requirement does not apply. NTT currently maintains a board of audit in accordance with home country regulations which board of audit meets the requirements of paragraph (c)(3) of Rule 10A-3.

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

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

Employees

NTT and its consolidated subsidiaries had approximately 201,500 employees at March 31, 2005. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the “Union”), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Total Employees As of March 31,
	2003	2004	2005
Regional communications services	130,959	127,603	123,910
Long distance communications and international services	10,710	10,669	10,314
Wireless services	20,792	21,241	21,527
Data communications services	15,598	17,010	18,308
Other	29,304	28,765	27,427

Consolidated total	207,363	205,288	201,486

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

Share Ownership

As of March 31, 2005, the members of the board of directors of NTT as a group owned 164.48 Shares (less than 0.1% of outstanding Shares).

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See “Item 4—Information on the Company—Relationship with the Japanese Government.”

As of March 31, 2005, the Government owned 6,431,810.26 Shares or approximately 40.86% of the issued Shares (approximately 43.1% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2005,
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	6,431,810.26	40.86	%*
Common stock	Directors and officers (11 persons)	164.48	—	**

*	43.05% of outstanding Shares.
**	Less than 0.1% of outstanding Shares.

On March 31, 2005, approximately 69,320,500 ADSs (equivalent to 346,603 Shares, or approximately 2.3% of the total number of Shares outstanding on that date) were outstanding and were held by 272 record holders of ADRs (including 261 record holders in the United States holding 69,319,227 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the periods ended March 31, 2005 and the related balances at March 31, 2004 and 2005 were as follows:

	Years ended March 31,
	2003	2004	2005	2005
	(millions of yen)			(millions of U.S. dollars)
Sales	¥31,018	¥26,353	¥33,449	$313
Purchases	¥217,887	¥184,040	¥226,496	$2,117
Receivables		¥9,061	¥23,592	$220
Payables		¥45,205	¥41,625	$389

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥872 million, ¥384 million and ¥988 million ($9 million), respectively.

Details of transactions between NTT Group companies and other related parties

In fiscal 2005, NTT West paid ¥2 million as office rental fee of Cyber Tekijuku Support Committie, whose chairman, Mr. Michitomo Ueno is also a member of the board of directors of NTT West.

In fiscal 2005, NTT DATA paid an annual fee of ¥1 million to Akasaka Natural Vision Research Center, whose chairman, Mr. Shinobu Umino, is also a member of the board of directors of NTT DATA, and ¥3 million to Japan Debit Card Promotion Association, whose chairman, Mr. Tomokazu Hamaguchi, is also a member of the board of directors of NTT DATA. Income from Japan Debit Card Promotion Association was ¥32 million for the year ended March 31, 2005.

NTT DoCoMo has entered into cost-sharing and construction and maintenance contracts with In-Tunnel Cellular Association, the Chairman (as of June 22, 2005) of which, Fumio Iwasaki, is also a member of the board of directors of NTT DoCoMo. He replaced Chairman Harunari Futatsugi, who is also a member of the board of directors of NTT DoCoMo. After a resolution of NTT DoCoMo’s board of directors, the contracts were entered into on terms similar to those made with third parties. Income from such contracts was ¥14,797 million for the year ended March 31, 2005.

ITEM 8—FINANCIAL INFORMATION

Consolidated Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-60.

Other Financial Information

Legal Proceedings

In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims including claims relating to contract matters, labor relations and intellectual property. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

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

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2005, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 1, 2005, stocks of 1,679 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of shares)	(points)	(points)	(yen)	(yen)
Fiscal Period
2001	1,630,000	691,000	17,624.32	1,732.45	1,161.97	20,833.21	11,433.88
2002	902,000	375,000	23,852.57	1,440.97	922.51	14,556.11	9,382.95
2003	596,000	393,000	21,443.13	1,139.43	770.62	11,979.85	7,862.43
2004	592,000	400,000	19,751.08	1,179.23	773.10	11,161.71	7,607.88
2005
2004 Quarterly Periods
First Quarter	491,000	400,000	18,691.78	904.32	773.10	9,137.14	7,607.88
Second Quarter	553,000	475,000	19,423.52	1,075.73	915.91	11,033.32	9,265.56
Third Quarter	546,000	440,000	23,319.44	1,105.59	953.19	11,161.71	9,614.60
Fourth Quarter	592,000	467,000	17,615.07	1,179.23	1,022.61	11,103.10	10,365.40
2005 Quarterly Periods
First Quarter	634,000	498,000	17,657.03	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	598,000	418,000	23,115.73	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	483,000	437,000	19,820.30	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	481,000	419,000	19,608.48	1,203.26	1,132.18	11,966.69	11,238.37
2005 Monthly Periods
January	461,000	422,000	17,922.16	1,157.30	1,132.18	11,539.99	11,238.37
February	462,000	419,000	21,898.11	1,177.41	1,145.51	11,740.60	11,360.40
March	481,000	449,000	19,087.45	1,203.26	1,169.11	11,966.69	11,565.88
April	486,000	422,000	21,746.10	1,201.30	1,109.49	11,874.75	10,938.44
May	452,000	430,000	17,968.05	1,152.48	1,109.19	11,276.59	10,825.39
June (through June 24)	475,000	438,000	15,050.78	1,174.02	1,138.75	11,576.75	11,160.88

On June 24, 2005, the last traded price of the Shares on the TSE was ¥465,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were ¥1,173.46 and ¥11,537.03, respectively.

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

On October 23, 2000, the Government sold 1,000,000 Shares, and NTT issued and sold 300,000 new Shares, to a variety of individual and institutional investors in a global offering in the form of 1,263,597 Shares and 7,280,600 ADSs (representing 36,403 Shares). A portion of the global offering was registered with the SEC.

On March 31, 2005, approximately 69,320,500 ADSs (equivalent to 346,603 Shares, or approximately 2.3% of the total number of Shares outstanding on that date) were outstanding and were held by 272 record holders of ADRs (including 261 record holders in the United States holding 69,319,227 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Periods
2001	77.50	28.50	179,740
2002	37.35	14.01	236,200
2003	23.49	16.06	143,760
2004	28.37	16.63	143,680
2005	30.20	19.30	171,730
2004 Quarterly Periods
First quarter	20.55	16.63	171,140
Second quarter	23.39	19.75	136,140
Third quarter	25.28	20.39	130,090
Fourth quarter	28.37	22.51	192,460
2005 Quarterly Periods
First quarter	30.20	21.52	193,680
Second quarter	27.01	19.30	127,750
Third quarter	23.16	19.85	170,270
Fourth quarter	23.30	20.05	197,110
2005 Monthly Periods
January	22.69	20.56	173,160
February	22.16	20.05	238,850
March	23.30	21.54	182,830
April	22.55	19.85	211,870
May	21.40	20.09	160,490
June (through June 24)	21.87	20.48	164,860

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

At the annual general meeting of shareholders of NTT held on June 29, 2004, approval was again received to buy back an additional 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2005. In accordance with this resolution, NTT acquired a total of 800,145 of its own Shares at a total acquisition cost of ¥366,466 million on November 26, 2004.

At the annual general meeting of shareholders of NTT held on June 28, 2005, approval was again received to buy back an additional 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next annual general meeting of shareholders in 2006.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Information relating to the provisions of NTT’s Articles of Incorporation and NTT’s Share Handling Regulations, which are incorporated by reference as exhibits to this annual report on Form 20-F, and of the Japanese Commercial Code and the NTT Law are described under the caption “Description of the Shares” in NTT’s Registration Statement on Form F-3 (Regulation No. 333-46912). Such description is hereby incorporated by reference into this annual report on Form 20-F.

The Law Amending the Commercial Code, Etc. (Law No. 79 of 2001) (“Law No. 79”) abolished the systems of par value shares and fractional share certificates. In addition, the rights accorded to fractional shareholders as previously stated in the Articles of Incorporation became recognized under the Commercial Code. In line with these amendments to the Commercial Code, the shareholders of NTT at the general meeting of shareholders held on June 27, 2002, approved the necessary amendments to the Articles of Incorporation to remove the various stipulations governing par value shares, fractional share certificates, the rights of fractional shareholders and so on. Law No. 79 also changed the basis for determining a quorum for the purposes of resolutions for the election of directors and corporate auditors from the total number of issued shares to the number of voting rights of all the shareholders. In line with such amendments to the Commercial Code, amendments to the Articles of Incorporation were also adopted to specify the necessary stipulations concerning the election of directors and corporate auditors (Articles 6, 11, 18, 24 and 30). Law No.79 also enabled NTT to purchase Shares for any purpose, so long as it satisfies certain requirements provided in the Commercial Code, including those with respect to the aggregate purchase price and purchase procedures, and to hold the Shares purchased in compliance with such requirements.

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

Whenever Shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with the Minister of Finance and the Minister 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification requirements.

American Depositary Shares

Neither the deposit of Shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares upon surrender of ADRs is subject to any formalities or restrictions referred to under “Acquisition of Shares” above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under “Acquisition of Shares” above.

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

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT’s voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than one-third of NTT’s total voting rights. In November 2001, the NTT Law was amended and relaxed restrictions limiting foreign ownership of NTT Shares from one-fifth of the total to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2005, foreign ownership of NTT’s Shares was 17.07%.

Taxation

Japanese Taxation

The following is a summary, prepared by Anderson Mori & Tomotsune, of the principal Japanese tax consequences to an owner of Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

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

At the date of this annual report, Japan has other income tax treaties, conventions or agreements with, inter alia, Australia, Belgium, Canada, China, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. However, in such treaties, conventions or agreements, the Japanese withholding tax rate on dividends is in most cases 15% for portfolio investors, which is not lower than the rate generally applicable to any shareholder of listed shares as described in the third paragraph of this Section.

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

As used herein, “U.S. holder” means a beneficial owner of ADSs or Shares that is a United States individual citizen or resident, a domestic corporation or partnership, a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADRs if such ADRs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADR holders and, therefore, dividends paid to an individual U.S. holder of ADRs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for the six-year period that commences on January 1, 2003, and ends December 31, 2008. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. Dividends generally will be foreign source income and, under current law, generally will be treated separately, together with other items of “passive income” (or in the case of certain holders, “financial services income”) for foreign tax credit limitation purposes. In the case of a U.S. non-corporate holder for whom the reduced 15% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The American Jobs Creation Act of 2004 (the “JOBS Act”), which was signed into law on October 22, 2004, reduces the income categories for purposes of determining a U.S. person’s foreign tax credit limitation with respect to taxable years beginning after December 31, 2006. Under the JOBS Act, most taxpayers will continue to treat dividends as “passive income,” however, taxpayers entitled to treat dividends as “financial services income” will generally be able to categorize such dividends as “general category income” which includes all income of the taxpayer other than passive source income.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on other income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the “financial services income” basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder’s allowable foreign tax credit may be reduced.

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

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

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

Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2005:

	2005
	Carrying amount	Fair value(1)
	(millions of yen)
Available-for sale securities	¥221,623	¥347,772
Held-to-maturity securities	¥16,271	¥16,332

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2005
	Carrying amount	Fair value(1)
	(millions of yen)
Due within 1 year	¥11,207	¥11,253
Due after 1 year through 5 years	1,064	1,075
Due after 5 years through 10 years	4,000	4,004
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Amounts of NTT Group’s financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2005.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2005.

The information is presented in Japanese yen equivalents, which is NTT Group’s reporting currency. The instruments’ actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2006	2007	2008	2009	2010	Thereafter	Total
		Millions of Yen
Long-term debt including
Current portion
Japanese yen bonds and notes:	1.4%	¥(311,126)	¥(334,713)	¥(374,330)	¥(340,077)	¥(297,887)	¥(1,017,516)	¥(2,675,649)	¥(2,685,484)
U.S. dollar notes:	5.6%	36	36	(127,764)	0	0	0	(127,692)	(130,971)
Swiss franc bonds:	5.1%	(8,146)	0	0	0	0	0	(8,146)	(8,427)
Euro notes:	3.9%	96	(105,262)	0	0	0	(70,185)	(175,351)	(178,974)
Indebtedness to banks—
Japanese yen loans:	1.3%	(430,391)	(369,578)	(311,730)	(271,093)	(242,893)	(415,943)	(2,041,628)	(2,075,940)
U.S. dollar loans:	3.0%	(29,667)	(5,995)	(11,920)	(18,149)	(8,752)	0	(74,483)	(79,376)

Subtotal		(779,198)	(815,512)	(825,744)	(629,319)	(549,532)	(1,503,644)	(5,102,949)	(5,159,172)
Forward exchange contracts		(211)	0	0	0	0	0	(211)	(211)
Currency swap agreements		141	11,645	(25,644)	0	(31)	4,959	(8,930)	(8,930)

Total		¥(779,268)	¥(803,867)	¥(851,388)	¥(629,319)	¥(549,563)	¥(1,498,685)	¥(5,112,090)	¥(5,168,313)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2006	2007	2008	2009	2010	Thereafter
	Millions of Yen
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥87,425	¥48,425	¥44,525	¥21,525	¥21,000	¥21,000	¥(1,020)
Average pay rate	0.8%	0.8%	0.8%	1.3%	1.3%	1.3%
Average receive rate	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%
Fixed to Floating (Japanese yen)	¥167,000	¥127,000	¥126,000	¥126,000	¥126,000	¥126,000	¥4,517
Average pay rate	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Average receive rate	1.9%	1.5%	1.4%	1.4%	1.4%	1.4%
Floating to Floating (Japanese yen)	¥22,700	¥22,000	¥21,000	¥21,000	¥21,000	¥21,000	¥323
Average pay rate	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.8%	0.8%	0.7%	0.7%	0.7%	0.7%

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2005. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2005, to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Accordingly, NTT’s board of audit has determined that it does not have a financial expert meeting the requirements of Item 16A. However, when NTT reviews the selection, application and disclosure of its critical accounting policies, meetings are attended not only by directors of NTT, the board of auditors, and ChuoAoyama PricewaterhouseCoopers (“PWC”), NTT’s principal auditor, but also by KPMG AZSA & Co. (“KPMG”), the auditor for certain of NTT’s principal subsidiaries, and the opinions of KPMG are taken into account as part of the board of audit’s performance of its supervisory functions in relation to PWC’s audit. In addition, NTT’s board of audit obtains advice on matters related to U.S. GAAP and assistance in evaluating NTT’s U.S. GAAP financial statements from these two auditing firms.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT’s principal auditor is PWC. KPMG is an auditor of certain of NTT’s principal subsidiaries.

The aggregate fees billed for each of fiscal 2004 and fiscal 2005 for professional services rendered to NTT and its subsidiaries by PWC and its affiliates are as follows:

	Fiscal 2005	Fiscal 2004
	(in millions of yen)
Audit Fees	¥753	¥713
Audit-Related Fees	—	7
Tax Fees	31	27
All Other Fees	14	52

Total Fees	¥798	¥799

The aggregate fees billed for each of fiscal 2004 and fiscal 2005 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Fiscal 2005	Fiscal 2004
	(in millions of yen)
Audit Fees	¥828	¥828
Audit-Related Fees	—	—
Tax Fees	142	171
All Other Fees	3	40

Total Fees	¥973	¥1,039

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NTT is relying on the general exemption from certain requirements under Rule 10A-3 under the Exchange Act related to the independence of audit committee members and responsibilities of the audit committee which exemption is available to non-U.S. issuers which maintain a qualifying board of audit as provided in Rule 10A-3(c)(3). NTT believes that reliance on this exemption does not materially adversely affect the ability of NTT’s board of audit to satisfy the other requirements of Rule 10A-3. See “Item 6—Directors, Senior Management and Employees” for a discussion of NTT’s board of audit.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units Purchased) See (1) and (2)	(b) Average Price Paid per Share (or Units)	(c) Total Numbers of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
April 1, 2004 to April 30, 2004	88.25	¥601,313	0	9,540
May 1, 2004 to May 31, 2004	35.30	¥547,990	0	9,540
June 1, 2004 to June 30, 2004	50.21	¥551,909	0	1,000,000
July 1, 2004 to July 31, 2004	160.98	¥566,750	0	1,000,000
August 1, 2004 to August 31, 2004	81.46	¥531,177	0	1,000,000
September 1, 2004 to September 30, 2004	76.27	¥467,184	0	1,000,000
October 1, 2004 to October 31, 2004	99.53	¥446,032	0	1,000,000
November 1, 2004 to November 30, 2004	800,289.34	¥458,001	800,145	199,855
December 1, 2004 to December 31, 2004	298.36	¥457,133	0	199,855
January 1, 2005 to January 31, 2005	113.06	¥445,130	0	199,855
February 1, 2005 to February 28, 2005	73.81	¥440,191	0	199,855
March 1, 2005 to March 31, 2005	75.80	¥468,191	0	199,855

(1)	On June 27, 2003, NTT’s shareholders approved the repurchase by NTT of up to 200,000 shares of NTT’s common stock at a cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2004. On June 29, 2004, NTT’s shareholders approved the repurchase of up to 1,000,000 shares of NTT’s common stock at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting, until the next ordinary general meeting of shareholders in 2005.
(2)	Shares purchased include fractional shares.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Accountants, Consolidated Balance Sheets of NTT at March 31, 2004 and 2005, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2003, 2004 and 2005 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-60.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number		Description

1.1		Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2004).

1.2		Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed July 3, 2003).

1.3		Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed July 3, 2003).

8.1		List of Subsidiaries.

12.1		Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2		Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1	*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2	*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

14.1		Consent of Independent Registered Public Accounting Firm.

14.2		Consent of Independent Registered Public Accounting Firm.

*	Deemed to be furnished to the SEC.

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

Date:  June 30, 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nippon Telegraph and Telephone Corporation

(Nippon Denshin Denwa Kabushiki Kaisha)

In our opinion, based upon our audit and the report of other auditors, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of NTT DoCoMo, Inc., a 63.0%-owned subsidiary, which statements reflect total assets of ¥6,262,266 million and ¥6,136,521 million ($57,351 million) at March 31, 2004 and 2005, respectively, and total revenues of ¥4,809,088 million, ¥5,048,065 million and ¥4,844,610 million ($45,277 million) for each of the three years in the period ended March 31, 2005. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2003, the Company changed its policy for accounting for changes in interest in investees. As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for commissions paid to agents effective April 1, 2002.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 29, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005, which are not separately included herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 of the notes to consolidated financial statements, the Company changed its method of accounting for certain commissions paid to agents as required by Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” effective April 1, 2002.

The consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 21, 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	¥1,431,421	¥1,381,959	$12,915
Short-term investments	—	264,455	2,472
Notes and accounts receivable, trade (Note 4)	1,813,095	1,846,176	17,254
Allowance for doubtful accounts	(40,317)	(35,912)	(336)
Inventories (Note 6)	238,052	284,826	2,662
Prepaid expenses and other current assets	392,169	453,173	4,235
Deferred income taxes (Note 14)	256,719	321,936	3,009

Total current assets	4,091,139	4,516,613	42,211

Property, plant and equipment (Notes 2, 7 and 18):
Telecommunications equipment	13,770,965	13,945,449	130,331
Telecommunications service lines	12,611,662	12,865,704	120,240
Buildings and structures	5,529,986	5,602,881	52,363
Machinery, vessels and tools	1,988,176	1,918,728	17,932
Land	837,073	837,103	7,824
Construction in progress	339,023	258,455	2,416

	35,076,885	35,428,320	331,106
Accumulated depreciation	(24,307,259)	(24,947,768)	(233,157)

	10,769,626	10,480,552	97,949

Investments and other assets:
Investments in affiliated companies (Notes 2, 8 and 23)	385,029	178,033	1,664
Marketable securities and other investments (Note 9)	255,768	438,159	4,095
Goodwill, net (Notes 10 and 20)	281,561	320,536	2,996
Other intangibles, net (Notes 10 and 12)	1,324,804	1,329,631	12,426
Other assets (Notes 11 and 12)	649,441	707,543	6,612
Deferred income taxes (Note 14)	1,677,505	1,127,517	10,538

	4,574,108	4,101,419	38,331

	¥19,434,873	¥19,098,584	$178,491

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 11)	¥288,089	¥422,886	$3,952
Current portion of long-term debt (Notes 11 and 22)	877,448	779,198	7,282
Accounts payable, trade (Note 4)	1,404,461	1,465,229	13,694
Accrued payroll (Note 13)	546,599	493,935	4,616
Accrued interest	18,977	18,200	170
Accrued taxes on income	346,103	115,084	1,076
Accrued consumption tax	51,526	16,034	150
Advances received	59,111	67,389	630
Other (Notes 13, 14 and 18)	216,531	301,624	2,819

Total current liabilities	3,808,845	3,679,579	34,389

Long-term liabilities:
Long-term debt (Notes 11 and 22)	4,756,118	4,323,751	40,409
Obligations under capital leases (Note 18)	257,811	187,845	1,755
Liability for employees’ severance payments (Notes 12 and 13)	2,023,348	1,861,073	17,393
Other (Note 14)	577,591	548,464	5,126

	7,614,868	6,921,133	64,683

Minority interest in consolidated subsidiaries	1,613,188	1,729,269	16,161

Shareholders’ equity (Note 16):
Common stock, no par value—
Authorized—61,929,209 shares in 2004 and 2005
Issued—15,741,209 shares in 2004 and 2005	937,950	937,950	8,766
Additional paid-in capital (Notes 2 and 20)	2,722,092	2,799,828	26,167
Retained earnings (Notes 8 and 16)	2,710,805	3,334,866	31,167
Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	27,129	63,066	589
Treasury stock, at cost (Note 16)—8 shares in 2004 and 800,145 shares in 2005	(4)	(367,107)	(3,431)

	6,397,972	6,768,603	63,258

Commitments and contingent liabilities (Note 23)
	¥19,434,873	¥19,098,584	$178,491

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice related services	¥4,177,734	¥3,882,166	¥3,578,092	$33,440
Mobile voice related services	3,439,219	3,393,947	3,216,107	30,057
IP / packet communications services	1,304,990	1,639,591	1,772,737	16,568
Sale of telecommunication equipment	616,436	713,352	688,083	6,431
System integration	844,677	863,008	910,273	8,507
Other	540,090	603,473	640,576	5,987

	10,923,146	11,095,537	10,805,868	100,990

Operating expenses (Notes 4 and 19):
Cost of services (exclusive of items shown separately below)	2,421,654	2,378,275	2,349,151	21,955
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,105,046	1,245,018	1,260,252	11,778
Cost of system integration (exclusive of items shown separately below)	503,729	522,766	592,035	5,533
Depreciation and amortization (Note 10)	2,377,764	2,197,058	2,141,720	20,016
Impairment loss (Note 7)	—	—	44,310	414
Selling, general and administrative expenses (Note 19)	3,114,455	3,192,099	3,207,199	29,974
Write-down of goodwill and other intangible assets (Note 10)	36,941	—	—	—

	9,559,589	9,535,216	9,594,667	89,670

Operating income	1,363,557	1,560,321	1,211,201	11,320

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(129,811)	(113,358)	(93,966)	(878)
Interest income	26,321	26,661	26,288	246
Gains on sales of subsidiary stock (Notes 2 and 20)	138,718	—	26,984	252
Gains on sales of investments in affiliated company (Note 8)	—	—	508,492	4,752
Other, net (Notes 9 and 21)	6,240	53,724	44,313	414

	41,468	(32,973)	512,111	4,786

Income (loss) before income taxes	1,405,025	1,527,348	1,723,312	16,106

Income tax expense (benefit) (Note 14):
Current	392,973	496,658	233,060	2,178
Deferred	311,298	106,553	480,858	4,494

	704,271	603,211	713,918	6,672

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting changes	700,754	924,137	1,009,394	9,434
Minority interest in consolidated subsidiaries	(114,980)	(259,952)	(290,225)	(2,713)
Equity in earnings (losses) of affiliated companies (including write-down of ¥319,564 million, net of income taxes, in affiliates in 2003) (Note 8)	(329,536)	(20,323)	(8,985)	(84)

Income (loss) before cumulative effect of accounting changes	256,238	643,862	710,184	6,637
Cumulative effect of accounting changes (net of income taxes of ¥25,852 million and minority interest of ¥12,836 million in 2003) (Note 2)	(22,880)	—	—	—

Net income (loss)	¥233,358	¥643,862	¥710,184	$6,637

	2003	2004	2005	2005
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock:
Weighted average number of shares outstanding	16,039,414.63	15,855,684.15	15,475,366.20
Income (loss) before cumulative effect of accounting changes	¥15,975.52	¥40,607.65	¥45,891.26	$428.89
Cumulative effect of accounting changes	(1,426.49)	—	—	—
Net income (loss)	14,549.03	40,607.65	45,891.26	428.89
Cash dividends paid	5,000.00	5,000.00	6,000.00	56.07

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$8,766

At end of year	937,950	937,950	937,950	8,766

Additional paid-in capital (Notes 2 and 20):
At beginning of year	2,669,736	2,669,736	2,722,092	25,440
Increase in additional paid-in capital of an affiliate	—	3,087	—	—
Increase in interest of investee	—	49,269	77,736	727

At end of year	2,669,736	2,722,092	2,799,828	26,167

Retained earnings (Note 8 and 16):
At beginning of year	2,181,491	2,246,996	2,710,805	25,335
Appropriations—
Cash dividends	(40,336)	(39,831)	(39,353)	(368)
Interim distribution—
Cash dividends	(40,335)	(39,830)	(47,222)	(441)
Net income (loss)	233,358	643,862	710,184	6,637
Purchase and retirement of common stock	(87,182)	(100,392)	—	—
Other	—	—	452	4

At end of year	2,246,996	2,710,805	3,334,866	31,167

Accumulated comprehensive income (loss) (Notes 9, 12, 16 and 22):
At beginning of year	75,974	(217,083)	27,129	253
Other comprehensive income (loss)	(293,057)	244,212	35,937	336

At end of year	(217,083)	27,129	63,066	589

Treasury stock, at cost (Note 16)
At beginning of year	(99)	(4)	(4)	(0)
Net change in treasury stock	95	—	(367,103)	(3,431)

At end of year	(4)	(4)	(367,107)	(3,431)

Shareholders’ equity at end of year	¥5,637,595	¥6,397,972	¥6,768,603	$63,258

Summary of total comprehensive income (loss):
Net income (loss)	¥233,358	¥643,862	¥710,184	$6,637
Other comprehensive income (loss) (Notes 9, 12, 16 and 22)	(293,057)	244,212	35,937	336

Comprehensive income (loss)	¥(59,699)	¥888,074	¥746,121	$6,973

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss)	¥233,358	¥643,862	¥710,184	$6,637
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 10)	2,377,764	2,197,058	2,141,720	20,016
Impairment loss (Note 7)	—	—	44,310	414
Deferred taxes (Note 14)	311,298	106,553	480,858	4,494
Minority interest in consolidated subsidiaries	114,980	259,952	290,225	2,712
Cumulative effect of accounting changes (Note 2)	22,880	—	—	—
Write-down of goodwill and other intangible assets (Note 10)	36,941	—	—	—
Loss on disposal of property, plant and equipment	225,282	176,394	186,674	1,745
Gains on sales of subsidiary stocks (Notes 2 and 20)	(138,718)	—	(26,984)	(252)
Gains on sales of investments in affiliated company (Note 8)	—	—	(508,492)	(4,752)
Equity in (earnings) losses of affiliated companies (Note 8)	329,536	20,323	8,985	84
(Increase) decrease in notes and accounts receivable, trade	389,570	16,480	(37,130)	(347)
(Increase) decrease in inventories (Note 6)	7,267	(57,905)	(46,771)	(437)
(Increase) decrease in other current assets	(111,458)	109,493	(66,897)	(625)
Increase (decrease) in accounts payable, trade and accrued payroll (Note 13)	(39,205)	(24,164)	29,595	277
Increase (decrease) in accrued consumption tax	4,309	(26,935)	(35,483)	(332)
Increase (decrease) in accrued interest	(7,284)	(4,869)	(782)	(7)
Increase (decrease) in advances received	11,542	(6,589)	8,292	77
Increase (decrease) in accrued taxes on income	(131,879)	134,937	(231,037)	(2,159)
Increase (decrease) in other current liabilities (Note 13)	52,904	38,860	65,114	608
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs (Note 13)	(1,193,281)	(94,036)	(95,606)	(894)
Increase (decrease) in other long-term liabilities	22,288	(20,046)	(49,903)	(466)
Other (Note 9)	(79,578)	11,223	(37,059)	(346)

Net cash provided by operating activities	¥2,438,516	¥3,480,591	¥2,829,813	$26,447

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,725,536)	¥(1,765,708)	¥(1,610,991)	$(15,056)
Proceeds from sale of property, plant and equipment	89,572	79,744	54,095	506
Payments for purchase of non-current investments	(61,786)	(40,755)	(195,892)	(1,831)
Proceeds from sale of non-current investments (Notes 8, 9 and 20)	28,868	33,410	776,369	7,256
Payments for purchase of short-term investments	—	—	(361,850)	(3,382)
Proceeds from redemption of short-term investments	—	—	113,576	1,061
Acquisition of intangibles and other assets	(318,135)	(443,501)	(543,668)	(5,081)

Net cash used in investing activities	(1,987,017)	(2,136,810)	(1,768,361)	(16,527)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 11)	1,065,248	478,320	343,814	3,213
Payments for settlement of long-term debt (Note 11)	(1,024,229)	(1,145,167)	(893,682)	(8,352)
Dividends paid	(80,671)	(79,661)	(86,575)	(809)
Purchase and retirement of common stock (Note 16)	(87,087)	(100,392)	(367,103)	(3,431)
Payments for acquisition of subsidiary stocks from minority shareholders (Note 20)	(86,256)	(205,047)	(105,363)	(985)
Net increase (decrease) in short-term borrowings and other	(241,175)	(170,584)	(3,054)	(28)

Net cash provided by (used in) financing activities	(454,170)	(1,222,531)	(1,111,963)	(10,392)

Effect of exchange rate changes on cash and cash equivalents	(3,448)	(2,895)	1,049	10

Net increase (decrease) in cash and cash equivalents	(6,119)	118,355	(49,462)	(462)
Cash and cash equivalents at beginning of year	1,319,185	1,313,066	1,431,421	13,378

Cash and cash equivalents at end of year (Note 5)	¥1,313,066	¥1,431,421	¥1,381,959	$12,916

Cash paid during the year for:
Interest	¥136,123	¥117,844	¥94,129	$880
Income taxes, net	602,537	253,995	581,940	5,439
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges (Note 20)	275,341	439	—	—
Acquisition of shares from sale of an investment	—	—	16,711	156
Capital lease obligations incurred during the year	12,176	13,690	18,522	173

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); wireless communications (mobile phone services, PHS services, Quickcast services, etc., and incidental services), principally operated by NTT DoCoMo, Inc. (“NTT DoCoMo”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s wireless communications ceased accepting new applications for Quickcast services as of June 30, 2004 and announced to terminate Quickcast services as of March 31, 2007. NTT’s wireless communications also ceased accepting new applications for PHS services as of April 30, 2005.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 40.9% as of March 31, 2005. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

Significant accounting policies, after reflecting adjustments for the above, are as follows:

(1)    Change in Accounting Policy

NTT changed its accounting policy in the second half of the year ended March 31, 2004 with regard to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest. The effect of this accounting change was to adopt the policy as of the beginning of the year ended March 31, 2004. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin No. 51, “Accounting for sales of stock by a subsidiary.” This change was made because, based on the activities for the year ended March 31, 2004 and potential future transactions, NTT concluded it

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

probable that similar future transactions in respect of decreases and increases in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity.

Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains as described in Note 2(3).

(2)    Application of New Accounting Standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for Revenue Arrangements with Multiple Deliverables

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The adoption of EITF 00-21 did not have a material impact on the results of operations or the financial position of NTT Group.

Determining Whether an Arrangement Contains a Lease

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” The adoption of EITF 01-08 did not have a material impact on the results of operations or the financial position of NTT Group.

(3)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have become consolidated in accordance with the Financial Accounting Standards Board (“FASB”) revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated in consolidation.

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

Under Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

When subsidiaries or affiliated companies issued shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest occurred, previously NTT recorded gains and losses arising from these transactions in income for the year in which the change in interest occurred. Effective April 1, 2003, NTT changed its policy to record these gains and losses in equity.

The following table illustrates the effect on net income (loss) before cumulative effect of accounting changes and net income (loss) per share assuming that NTT had recognized gains and losses from changes in interest in equity in each period:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Reported income (loss) before cumulative effect of accounting changes	¥256,238	¥643,862	¥710,184	$6,637
Deduct:
Gains on sales of subsidiary stock included in reported income	(138,718)	—	—	—

Pro forma income (loss) before cumulative effect of accounting changes	117,520	643,862	710,184	6,637

Reported net income (loss)	233,358	643,862	710,184	6,637
Deduct:
Gains on sales of subsidiary stock included in reported income	(138,718)	—	—	—

Pro forma net income (loss)	¥94,640	¥643,862	¥710,184	$6,637

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2004	2005	2005
	Yen			U.S. dollar
Basic and diluted net income per share:
Reported income (loss) before cumulative effect of accounting changes	¥15,975.52	¥40,607.65	¥45,891.26	$428.89
Deduct:
Gains on sales of subsidiary stock included in reported income	(8,648.57)	—	—	—

Pro forma income (loss) before cumulative effect of accounting changes	7,326.95	40,607.65	45,891.26	428.89

Basic and diluted net income per share:
Reported net income (loss)	14,549.03	40,607.65	45,891.26	428.89
Deduct:
Gains on sales of subsidiary stock included in reported income	(8,648.57)	—	—	—

Pro forma net income (loss)	¥5,900.46	¥40,607.65	¥45,891.26	$428.89

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

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. NTT Group also introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with two to ten subscriptions. With the introduction of these new billing arrangements, NTT Group has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As NTT Group does not have sufficient empirical evidence to reasonably estimate such amounts, NTT Group currently deducts and defers all amounts allocated to unused allowances for revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as allowance expire.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment to agent resellers in accordance with Emerging Issue Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which NTT Group adopted effective April 1, 2002. The transactions are considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred. The adoption resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in the consolidated statements of income of ¥22,880 million (net of taxes of ¥25,852 million and minority interest of ¥12,836 million), related to the recognition of certain amounts of commissions paid to agent resellers, previously recognized as selling, general and administrative expenses on the date of resale to the end user customers, as a reduction of equipment sales upon delivery of the equipment to the agent resellers.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash and cash equivalents, short-term investments—

Cash in excess of daily requirements is invested in time deposits, marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DoCoMo disposed of obsolete handsets during the years ended March 31, 2003, 2004 and 2005 totaling ¥22,383 million, ¥5,295 million and ¥12,047 million ($113 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred, including in interest and amortization of bond discounts and issue costs, were ¥134,295 million and ¥116,715 million and ¥94,807 million ($886 million), of which ¥4,484 million and ¥3,357 million and ¥841 million ($8 million) were capitalized for the years ended March 31, 2003, 2004 and 2005, respectively.

Accounting for the impairment of long-lived assets—

Long-lived assets, including property, plant and equipment, software and certain other intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

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

In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities—Other” and “Long-term liabilities—Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

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

Net income per share—

Basic net income per share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

Distribution of common stock—

On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account.

Comprehensive income—

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders’ equity and its components in Note 16.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable Interest Entities (VIEs)—

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥25 billion and ¥23 billion ($215 million) as of March 31, 2004 and 2005, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥51 billion and ¥55 billion ($514 million) as of March 31, 2004 and 2005, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above, a VIE with assets totaling approximately ¥49 billion and ¥74 billion ($692 million) as of March 31, 2004 and 2005, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥9 billion and ¥14.7 billion ($137 million) as of March 31, 2004 and 2005, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥16 billion and ¥30 billion ($280 million) as of March 31, 2004 and 2005, respectively.

Accounting for Asset Retirement Obligations—

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

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities and concludes its amount is immaterial.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

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

Recent pronouncements—

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs - an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT estimates the adoption of SFAS 151 will not have a material impact on its results of operations or financial position.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT is currently evaluating the impact of adopting SFAS 123R.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in SOP 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT estimates the adoption of SFAS 152 will not have a material impact on its results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-Monetary Assets - an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT estimates the adoption of SFAS 153 will not have a material impact on its results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005, which, for NTT Group, is the year beginning April 1, 2005. NTT is currently evaluating the impact of adopting FIN 47.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”) “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. The impact of SFAS 154 will depend on the change, if any, in a future period.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the year ended March 31, 2005. “Fixed voice transmission services,” “Mobile voice transmission services,” “Data transmission services” and “Leased circuit,” previously represented on the consolidated income statements are reclassified and represented as “Fixed voice related services,” “Mobile voice related services” and “IP/packet communications services” for the year ended March 31, 2005.

3.    U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥107 = US$1, the approximate current rate at March 31, 2005, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.    Related party transactions:

NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2005 and the related balances at March 31, 2004 and 2005 were as follows:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥31,018	¥26,353	¥33,449	$313

Operating expenses	¥217,887	¥184,040	¥226,496	$2,117

Receivables		¥9,061	¥23,592	$220

Payables		¥45,205	¥41,625	$389

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥872 million, ¥384 million and ¥988 million ($9 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2004 and 2005 comprised the following:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Cash	¥956,869	¥814,060	$7,608
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	38,990	—	—
Time deposits, certificates of deposit and other	435,562	567,899	5,307

Total	¥1,431,421	¥1,381,959	$12,915

Certificates of deposit, commercial paper and securities, including marketable bonds of the Japanese Government, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

6.    Inventories:

Inventories at March 31, 2004 and 2005 comprised the following:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Telecommunications equipment to be sold and materials	¥147,723	¥178,790	$1,671
Projects in progress	60,381	75,601	707
Supplies	29,948	30,435	284

Total	¥238,052	¥284,826	$2,662

7.    Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of its revised business outlook, NTT Group evaluated the recoverability of its long-lived assets related to the PHS services in accordance with SFAS 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS services, NTT Group used future undiscounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because NTT Group estimated that future cash flows from the PHS services would be negative, NTT Group wrote down the entire carrying value of the long-lived assets related to the PHS business and recognized a non-cash impairment loss of long-lived assets included in the wireless services segment of ¥44,310 million ($414 million) for the year ended March 31, 2005, which is recorded as “Impairment loss” in the consolidated statements of income.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Investments in affiliated companies:

NTT Group’s main investments in the following entities are accounted for on the equity method as of March 31, 2004 and 2005 except for AT&T Wireless Services, Inc. and Hutchison 3G UK Holdings Limited as explained below for 2005:

	NTT Group’s ownership percentage
Company name	2004	2005
Hutchison Telephone Company Limited (“HTCL”)	24.10%	24.10%
Hutchison 3G HK Holdings Limited	24.10%	24.10%
Hutchison 3G UK Holdings Limited (“H3G UK”)	20.00%	—
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.89%	—

All of the above investments are privately held companies. As discussed below, NTT Group began accounting for its investment in H3G UK using the cost method for the year ended March 31, 2005.

AT&T Wireless—

On July 9, 2001, AT&T Corp. (“AT&T”) completed the planned split-off of its wireless group (“AT&T Wireless Group”). In connection with the split-off, all the assets and liabilities of AT&T Wireless Group were transferred to AT&T Wireless, a wholly owned subsidiary of AT&T. The split-off was then effected by redeeming all the outstanding shares of AT&T Wireless Group tracking stock in exchange for shares of AT&T Wireless common stock and distributing additional shares of AT&T Wireless common stock to holders of AT&T common stock, resulting in AT&T Wireless becoming an independent, publicly-traded company. NTT DoCoMo’s investment in AT&T Wireless preferred tracking stock was converted into AT&T Wireless common stock resulting in approximately 16% voting interest in AT&T Wireless. NTT DoCoMo accounted for its common stock investment in AT&T Wireless using the equity method due to its ability to exercise significant influence over operating and financial policies primarily through board representation, appointment of key management positions, approval rights and rights to require repurchase of the investment under certain circumstances.

In February 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T Wireless shall be converted into $15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, NTT DoCoMo transferred all of its AT&T Wireless shares to Cingular, and NTT DoCoMo received approximately $6,495 million (equivalent to approximately ¥699,514 million) in cash. NTT DoCoMo ceased to account for it under the equity method. NTT DoCoMo recognized a gain of ¥501,781 million ($4,690 million) on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized gain (loss) on securities, unrealized gain (loss) of derivative instruments and foreign currency translation adjustments amounting to ¥(144) million ($(1) million), ¥461 million ($4 million) and ¥64,564 million ($603 million), respectively.

H3G UK—

On May 27, 2004, NTT DoCoMo agreed to sell its entire 20% shareholding in H3G UK to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo were to receive the payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that is being listed on the Stock Exchange of Hong Kong since October 15, 2004. NTT DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is also secured by the Sale and Purchase Agreement. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer had the ability to exercise significant influence over H3G UK, NTT DoCoMo ceased to account for its investment in H3G UK using the equity method.

During the year ended March 31, 2005, NTT DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as “Marketable securities and other investments”, with an offsetting amount recorded as “Other long-term liabilities” until such time that the transfer of H3G UK shares is completed.

On May 9, 2005, NTT DoCoMo received a notice from HWL that HWL intends to exercise its right to accelerate completion of the payment. In accordance with the agreement, NTT DoCoMo completed the sale of H3G UK shares to HWL on June 23, 2005. NTT DoCoMo will recognize a gain of ¥62 billion ($579 million) on the transaction and record the gain as “Gains on sales of investments in affiliated company” in the consolidated statement of income for the year ending March 31, 2006.

As part of the agreement, the £200 million shareholder loan provided by NTT DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, and the payment was completed.

KGT—

On October 7, 2003, KG Telecommunications Co., Ltd. (“KGT”), a former equity method investee of NTT DoCoMo, entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, NTT DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third generation (“3G”) mobile phone business and “i-mode” business in Taiwan.

Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist on January 1, 2004. NTT Group ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, NTT DoCoMo became an approximately 5% shareholder of FET, and received approximately NT$2.5 billion (¥8 billion). The transaction did not have a material impact on NTT Group’s results of operations or financial position.

DoCoMo AOL—

On December 17, 2003, NTT DoCoMo entered into a stock sales agreement with American Online, Inc. (“AOL”). Pursuant to the stock sales agreement, NTT DoCoMo sold all the shares of DoCoMo AOL, Inc. (“DoCoMo AOL”), a former equity method investee of NTT DoCoMo, NTT DoCoMo owned. And NTT Group ceased the equity method of accounting for its investment in DoCoMo AOL at that time. The transaction did not have a material impact on NTT Group’s results of operations and financial position.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

KPNM—

In November 2002, NTT DoCoMo was requested by KPN Mobile N.V. (“KPNM”), a former equity method investee of NTT DoCoMo, to subscribe for additional shares of KPNM as NTT DoCoMo had a right to subscribe for additional shares of KPNM for maintaining its portion of voting right. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, NTT DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and NTT DoCoMo lost certain of its minority shareholder’s rights under the shareholders’ agreement, including supervisory board representation. As a result, NTT DoCoMo no longer has the ability to exercise significant influence over KPNM, and NTT Group ceased to account for its investment in KPNM using the equity method from December 2004.

Impairment—

NTT and NTT DoCoMo reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. As a result of such evaluations, NTT and NTT DoCoMo determined that the decline in values of certain investments were other than temporary and recorded impairment charges aggregating ¥319,564 million, net of deferred income taxes of ¥225,535 million for the year ended March 31, 2003. The gross impairment charges in 2003 consist mainly of ¥284,078 million for AT&T Wireless, ¥123,245 million for H3G UK, ¥117,898 million for KPNM, ¥9,619 million for KGT and ¥10,259 million for DoCoMo AOL. NTT and NTT DoCoMo did not record impairment charges for the year ended March 31, 2004. NTT and NTT DoCoMo recorded impairment charges for HTCL, a mobile operator in Hong Kong, of ¥8,612 million ($80 million) for the year ended March 31, 2005. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

NTT and NTT DoCoMo believe the estimated fair values of investments in affiliates at March 31, 2005 equal or exceed the related carrying values.

Summarized financial information—

The following represents summarized financial information for NTT Group’s main equity investments in the years ended March 31, 2003, 2004 and 2005. All affiliates are included in each of the fiscal years disclosed except for KPNM for the year ended March 31, 2003, 2004 and 2005, DoCoMo AOL and KGT for the year ended March 31, 2004 and 2005, and AT&T Wireless and H3G UK for the year ended March 31, 2005 as they are no longer equity method investee. The investee information for 2004 and 2005 is presented in aggregate below, as there was no individual significant investee.

	2003
	AT&T Wireless	H3G UK	KGT	Others
	Millions of yen
Income statement data:
Revenues	¥1,956,689	¥—	¥78,982	¥533,634
Operating income (loss)	(32,296)	(31,498)	(3,584)	(6,549)
Income (loss) from continuing operations	(276,022)	(37,474)	(6,422)	(3,894)
Net income (loss)	(290,918)	(37,474)	(4,332)	(10,024)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004	2005
	Total	Total
	Millions of yen	Millions of yen	Millions of U.S. dollars
Balance sheet data:
Current assets	¥1,187,596	¥266,096	$2,487
Noncurrent assets	5,675,015	434,532	4,061
Current liabilities	648,632	242,742	2,269
Noncurrent liabilities	2,393,670	204,093	1,907
Minority interest	3,856	1,202	11
Mandatorily redeemable preferred stock	18,962	—	—
Mandatorily redeemable common stock	821,044	—	—

Income statement data:
Revenues	¥2,454,567	¥570,736	$5,334
Operating income (loss)	(5,834)	6,923	65
Income (loss) from continuing operations	(112,351)	390	4
Net income (loss)	(118,102)	(8,086)	(76)

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥15,837 million, ¥9,855 million and ¥15,247 million ($142 million) as of March 31, 2003, 2004 and 2005, respectively.

NTT’s recorded investment in affiliated publicly-held companies was ¥69,629 million ($651 million) as of March 31, 2005 and based on quoted market prices at that date, the related market value was ¥44,629 million ($417 million).

The total carrying value of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2004 and 2005 was lower by ¥288,291 million and greater by ¥72,451 million ($678 million) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively. Such change from 2004 to 2005 is primarily due to the disposal of AT&T Wireless shares.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2004 and 2005 are as follows:

	March 31, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥72,104	¥68,968	¥10,579	¥130,493
Debt securities	89	1	—	90
Held-to-maturity:
Debt securities	21,659	194	2	21,851

Total	¥93,852	¥69,163	¥10,581	¥152,434

	March 31, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥70,352	¥126,641	¥534	¥196,459
Debt securities	151,271	58	16	151,313
Held-to-maturity:
Debt securities	16,271	61	0	16,332

Total	¥237,894	¥126,760	¥550	¥364,104

	March 31, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$657	$1,184	$5	$1,836
Debt securities	1,414	0	0	1,414
Held-to-maturity:
Debt securities	152	1	0	153

Total	$2,223	$1,185	$5	$3,403

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004 and 2005 are as follows:

	March 31, 2004
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥2,022	¥138	¥27,317	¥10,441
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	9	1	2,999	1

	March 31, 2005
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥1,152	¥411	¥256	¥123
Debt securities	152	5	195	11
Held-to-maturity:
Debt securities	7	0	—	—
Cost method investments:	307	1,756	3,867	4,633

	March 31, 2005
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$11	$4	$2	$1
Debt securities	1	0	2	0
Held-to-maturity:
Debt securities	0	0	—	—
Cost method investments:	3	16	36	43

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥103,526 million and ¥74,116 million ($693 million) at March 31, 2004 and 2005, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥67,470 million ($631 million) of these securities for impairment at March 31, 2005 because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2005 are as follows:

	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
Proceeds	¥8,740	¥17,004	¥12,546	$117
Gross realized gain	1,052	11,042	7,420	69
Gross realized loss	1,223	809	60	1

The amounts of net losses reclassified out of accumulated other comprehensive income (loss) into retained earnings for the year ended March 31, 2004 was ¥429 million. The amounts of net income reclassified out of accumulated other comprehensive income (loss) into retained earnings for the year ended March 31, 2005 was ¥1,775 million ($17 million).

Maturities of debt securities classified as held-to-maturity at March 31, 2004 and 2005 are as follows:

	2004
	Carrying amounts	Fair Value
	Millions of yen
Due within 1 year	¥5,384	¥5,412
Due after 1 year through 5 years	10,769	10,921
Due after 5 years through 10 years	5,506	5,518
Due after 10 years	—	—

Total	¥21,659	¥21,851

	2005		2005
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥11,207	¥11,253	$105	$105
Due after 1 year through 5 years	1,064	1,075	10	10
Due after 5 years through 10 years	4,000	4,004	37	38
Due after 10 years	—	—	—	—

Total	¥16,271	¥16,332	$152	$153

On January 22, 2001, NTT DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion), and was accounted for on the cost basis. As discussed in Note 8, on July 9, 2001 upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, NTT DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market value of the warrants was computed using the Black-Scholes option pricing methodology until the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless was $15 and was below the exercise price of the warrant of

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$35 per share. In addition, the price movement of AT&T Wireless shares showed that the capital market expected that the merger would be completed, although the transaction was subject to approval by regulatory authorities, and other closing conditions. Consequently, NTT DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥599 million, ¥1,706 million has been included in “Other, net” in the accompanying consolidated statements of income for the years ended March 31, 2003 and 2004, respectively. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result thereof, NTT DoCoMo determined that the book value of the warrant as of March 31, 2005 was also nil. The expiration date of these warrants is on January 26, 2006.

10.    Goodwill and other intangible assets:

Goodwill—

On September 8, 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition was recorded under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.”

Under this statement, NTT recognized the excess of the acquisition cost of Verio over the fair value of its net assets estimated at date of acquisition as goodwill fully included in the long distance communications and international services segment in the consolidated balance sheets.

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

As of March 31, 2005, Verio had goodwill of ¥62,028 million ($580 million).

For the year ended March 31, 2004 and 2005, NTT recorded goodwill of ¥85,541 million and ¥32,657 million ($305 million), respectively, in connection with NTT DoCoMo’s share repurchase program. Further explanation is given in Note 20.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2004 and 2005 are as follows:

	2004
	Long distance communications and international services	Wireless services	Total
	Millions of yen
Balance at March 31, 2003	¥70,866	¥133,196	¥204,062
Goodwill acquired during year	—	85,699	85,699
Foreign currency translation adjustments	(8,200)	—	(8,200)

Balance at March 31, 2004	¥62,666	¥218,895	¥281,561

	2005
	Long distance communications and international services	Wireless services	Total
	Millions of yen
Balance at March 31, 2004	¥62,666	¥218,895	¥281,561
Goodwill acquired during year	—	39,400	39,400
Goodwill adjustment related to sale of subsidiary stock	(1,400)	—	(1,400)
Foreign currency translation adjustments	975	—	975

Balance at March 31, 2005	¥62,241	¥258,295	¥320,536

	2005
	Long distance communications and international services	Wireless services	Total
	Millions of U.S. dollars
Balance at March 31, 2004	$586	$2,046	$2,632
Goodwill acquired during year	—	368	368
Goodwill adjustment related to sale of subsidiary stock	(13)	—	(13)
Foreign currency translation adjustments	9	—	9

Balance at March 31, 2005	$582	$2,414	$2,996

Other intangible assets—

NTT Group determines that no intangible assets have indefinite lives. Intangible assets subject to amortization are comprised of the following:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Computer software	¥3,414,129	¥3,589,054	$33,543
Rights to use utility facilities	323,858	326,153	3,048
Other	102,987	121,125	1,131

Accumulated amortization	(2,516,170)	(2,706,701)	(25,296)

Total	¥1,324,804	¥1,329,631	$12,426

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In above table, the net carrying amounts of computer software as of March 31, 2004 and 2005 are ¥1,167,540 million and ¥1,159,477 million ($10,836 million), respectively.

The aggregate amortization expense for intangible assets for the years ended March 31, 2003, 2004 and 2005 were ¥501,984 million, ¥ 465,645 million and ¥437,399 million ($4,088 million), respectively.

In addition, as Verio revised its business plan, NTT recorded, in accordance with SFAS 121/144, a pre-tax impairment loss of intangible assets amounting to ¥6,858 million for the year ended March 31, 2003, which is included in “Write-down of goodwill and other intangible assets” in the consolidated statements of income.

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

The estimated aggregate amortization expense for intangible assets during each of the five years in the period ending March 31, 2010 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥364,948	$3,411
2007	291,316	2,723
2008	210,102	1,964
2009	142,987	1,336
2010	81,322	760

11.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2004 and 2005 comprised the following:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term bank loans bearing interest at weighted average rates of 0.30% and 0.30% per annum at March 31, 2004 and 2005, respectively	¥155,707	¥145,242	$1,357
Commercial paper bearing interest at weighted average rates of 0.01% and 0.01% per annum at March 31, 2004 and 2005, respectively	129,000	277,000	2,589
Borrowing denominated in U.S. dollar:
Unsecured short-term bank loans bearing interest at weighted average rates of 1.28% and 3.23% per annum at March 31, 2004 and 2005, respectively	3,382	644	6

	¥288,089	¥422,886	$3,952

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2004 and 2005 comprised the following:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.15% – 3.35% coupon bonds due 2005 – 2014	¥2,653,180	¥2,509,042	$23,449
0.15% – 2.50% Euro yen notes due 2005 – 2007	183,234	155,234	1,451
0.16% floating rate domestic bonds due 2007	3,000	2,000	19
0.19% floating rate Euro yen notes due 2005	10,000	10,000	94

Secured indebtedness to banks—
2.10% (weighted average) loans due 2006 – 2019	9,780	6,997	65
0.61% (weighted average) floating rate loans due 2006 – 2011	—	28,800	269
Unsecured indebtedness to banks—
1.44% (weighted average) loans due 2005 – 2022	2,223,765	1,791,391	16,742
0.25% (weighted average) floating rate loans due 2005 – 2008	247,344	214,440	2,004

	5,330,303	4,717,904	44,093

Debt denominated in foreign currencies:
3.50% – 6.00% U.S. dollar notes due 2008	117,259	119,129	1,113
2.75% floating rate U.S. dollar notes due 2007	8,535	8,671	81
5.13% Swiss franc bonds due 2006	7,515	8,146	76
3.75% – 4.13% Euro notes due 2006 – 2011	97,785	175,463	1,640
Unsecured indebtedness to banks—
3.02% (weighted average) U.S. dollar floating rate loans due 2005 – 2009	73,220	74,483	696

	304,314	385,892	3,606

Total long-term debt principal	5,634,617	5,103,796	47,699
Less—Deferred bond discounts	(1,051)	(847)	(8)

	5,633,566	5,102,949	47,691
Less—Current maturities	(877,448)	(779,198)	(7,282)

Total long-term debt	¥4,756,118	¥4,323,751	$40,409

Interest rates and due dates are in the above table stated at March 31, 2005.

All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2005 stipulate that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

Assets totaling ¥80,000 million ($748 million) included in “Other assets” are restricted to the repayment of the debt obligation totaling ¥80,000 million ($748 million) as of March 31, 2005.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2005, and the aggregate amounts of annual maturities from year ending March 31, 2005 to year ending March 31, 2010 and thereafter are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥779,198	$7,282
2007	815,512	7,622
2008	825,744	7,717
2009	629,319	5,881
2010	549,532	5,136
Thereafter	1,503,644	14,053

Total	¥5,102,949	$47,691

As of March 31, 2005, NTT Group has unused committed lines of credit amounting to ¥71.5 billion ($668 million) and can borrow from the banks with whom NTT’s subsidiaries have committed line contracts.

12.    Employees’ severance payments:

(1)    Severance Payments and Contract-type Corporate Pension Plan

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

In April 2004, NTT Group’s qualified pension plan was converted to a contract-type corporate pension plan under the Law Concerning Defined-Benefit Corporate Pension Plans, and a rule was introduced under which the level of future pension benefits for plan participants whose benefits have not been vested would fluctuate with market interest rates and other factors. As a result, the projected benefit obligation decreased by ¥119,937 million in December 2003, when the qualified pension plan was amended. From the plan amendment date, the effect of such a reduction in the projected benefit obligation is reflected as an offset to the amortization of unrecognized prior service cost over the remaining service periods.

The following table presents the reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets based on NTT severance payment plan during the years ended March 31, 2004 and 2005. NTT uses a March 31 measurement date.

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,802,684	¥2,580,180	$24,114
Service cost	99,461	89,428	836
Interest cost	54,191	49,783	465
Plan amendment	(122,333)	(15)	(0)
Actuarial loss (gain)	(25,822)	3,542	33
Other	8,481	781	7
Benefit payments (Severance payments and Pension)	(236,482)	(197,646)	(1,847)

Benefit obligation, end of year	2,580,180	2,526,053	23,608

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	798,583	998,703	9,334
Actual return on plan assets	132,221	33,089	309
Employer contributions	126,146	124,697	1,165
Other	3,684	204	2
Benefits payments (Pension)	(61,931)	(55,790)	(521)

Fair value of plan assets, end of year	998,703	1,100,903	10,289

At March 31:
Funded status	(1,581,477)	(1,425,150)	(13,319)
Unrecognized net actuarial loss	283,075	274,928	2,570
Unrecognized transition obligation	5,430	4,212	39
Unrecognized prior service cost (*1)	(241,157)	(209,796)	(1,961)

Net amount recognized	¥(1,534,129)	¥(1,355,806)	$(12,671)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(1,573,970)	¥(1,401,579)	$(13,099)
Other intangibles and other assets	4,649	3,739	35
Accumulated other comprehensive loss	35,192	42,034	393

Net amount recognized	¥(1,534,129)	¥(1,355,806)	$(12,671)

The accumulated benefit obligation was ¥2,537,474 million and ¥2,489,602 million ($23,267 million) at March 31, 2004 and 2005, respectively.

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension scheme with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2004 and 2005 are as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,580,030	¥2,525,849	$23,606
Accumulated benefit obligation	2,537,350	2,489,428	23,266
Fair value of plan assets	998,549	1,100,720	10,287

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2005 included the following components:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Service cost	¥101,199	¥99,461	¥89,428	$836
Interest cost on projected benefit obligation	66,487	54,191	49,783	465
Expected return on plan assets	(23,853)	(21,093)	(26,057)	(244)
Amortization of unrecognized net actuarial loss	2,759	13,984	5,209	49
Amortization of unrecognized transition obligation	4,701	4,702	1,218	11
Amortization of unrecognized prior service cost	(38,695)	(32,417)	(31,361)	(293)

Total cost for employees’ severance as recorded in the consolidated statements of income	¥112,598	¥118,828	¥88,220	$824

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2003	2004	2005
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.5%	2.0%	2.0%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category, are as follows:

	2004	2005
At March 31
Domestic bonds	28.3%	28.2%
Domestic stocks	26.6%	24.9%
International bonds	19.0%	19.6%
International stocks	14.7%	15.2%
Other financial instruments	11.4%	12.1%

Total	100.0%	100.0%

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group will review the asset allocations, as necessary. The target allocations in March 2005 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock carried at their fair value of ¥10,909 million (1.1% of total plan assets) and ¥6,783 million ( 0.6% of total plan assets and $63 million) at March 31, 2004 and 2005, respectively.

NTT Group expects to contribute ¥123,046 million ($1,150 million) to the severance payments and the contract-type corporate pension plan in the year ending March 31, 2006.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated future benefit payments of the severance payments and the contract-type corporate pension plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥202,938	$1,897
2007	195,049	1,823
2008	185,599	1,734
2009	174,046	1,627
2010	200,145	1,870
2011-2015	925,472	8,649

Total	¥1,883,249	$17,600

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

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The total amounts of contributions were ¥85,888 million, ¥95,444 million and ¥111,432 million ($1,041 million) for the years ended March 31, 2003, 2004 and 2005, respectively.

b)    The NTT Plan

NTT established the NTT Plan in April 1997. Both NTT Group and its employees make contributions to such plan to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT Plan is regulated under the Japanese Welfare Pension Insurance Law and covers a substitutional portion of the National Plan. The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and accounts for benefit obligations, etc. separately from the severance payment and qualified pension plan as described in the preceding paragraph in (1) above.

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

However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be. Based on the relief of these future obligations, net pension cost for the NTT Plan for the year ended March 31, 2004 decreased by ¥45,483 million and contributions to the National Plan increased by ¥12,489 million.

The following table presents a reconciliation of the changes in the NTT Plan’s benefit obligations and fair value of assets of the NTT Plan at March 31, 2004 and 2005. NTT uses a March 31 measurement date.

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,858,506	¥1,954,004	$18,262
Service cost	84,307	44,098	412
Interest cost	36,536	39,008	364
Actuarial loss (gain)	(21,398)	(24,122)	(225)
Other	3,289	(105)	(1)
Benefit payments	(7,236)	(10,569)	(99)

Benefit obligation, end of year	1,954,004	2,002,314	18,713

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	969,314	1,165,712	10,895
Actual return on plan assets	164,039	39,078	365
Employer contributions	22,310	11,997	112
Employee contributions	15,337	5,605	53
Other	1,943	(63)	(1)
Benefits payments	(7,231)	(10,569)	(99)

Fair value of plan assets, end of year	1,165,712	1,211,760	11,325

At March 31:
Funded status	(788,292)	(790,554)	(7,388)
Unrecognized net actuarial loss	473,025	410,650	3,838
Unrecognized prior service cost (*1)	(40,582)	(36,049)	(337)

Net amount recognized	¥(355,849)	¥(415,953)	$(3,887)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(449,378)	¥(459,494)	$(4,294)
Accumulated other comprehensive loss	93,529	43,541	407

Net amount recognized	¥(355,849)	¥(415,953)	$(3,887)

The accumulated benefit obligation was ¥1,615,090 million and ¥1,671,254 million ($15,619 million) at March 31, 2004 and 2005, respectively.

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2005 included the following components:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Service cost	¥123,421	¥84,307	¥44,098	$412
Interest cost on projected benefit obligation	38,473	36,536	39,008	364
Expected return on plan assets	(26,322)	(25,002)	(29,260)	(273)
Amortization of unrecognized net actuarial loss	21,033	44,051	28,975	271
Amortization of unrecognized prior service cost	(4,385)	(4,552)	(4,533)	(42)
Employee contributions	(28,532)	(15,337)	(5,605)	(53)

Total cost for employees’ severance as recorded in the consolidated statements of income	¥123,688	¥120,003	¥72,683	$679

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2003	2004	2005
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	2.0-4.7%	2.0-4.7%	2.0-4.7%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.5%	2.0%	2.0%
Rate of compensation increase	2.0-4.7%	2.0-4.7%	2.0-4.7%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, the NTT Plan considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category, are as follows:

	2004	2005
At March 31
Domestic bonds	29.1%	34.3%
Domestic stocks	28.1%	17.8%
International bonds	19.5%	13.9%
International stocks	15.2%	11.0%
Other financial instruments	8.1%	23.0%

Total	100.0%	100.0%

The NTT Plan’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the NTT Plan selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT Plan then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT Plan will review the asset allocations, as necessary. The target allocations in March 2005 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock carried at their fair value of ¥15,096 million (1.3% of total plan assets) and ¥5,329 million (0.4% of total plan assets and $50 million) at March 31, 2004 and 2005, respectively.

NTT Group expects to contribute ¥11,695 million ($109 million) to the NTT Plan in the year ending March 31, 2006.

The estimated future benefit payments of the NTT Plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥12,227	$114
2007	21,634	202
2008	28,089	263
2009	37,550	351
2010	46,173	432
2011-2015	337,607	3,155

Total	¥483,280	$4,517

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

The Special Accounting Fund for the NTT Plan is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The amounts of contributions were ¥77,376 million, ¥71,236 million and ¥71,086 million ($664 million) for the years ended March 31, 2003, 2004 and 2005, respectively, and NTT expects such contributions will decrease year by year.

13.    Restructuring charges:

In the year ended March 31, 2002, NTT recorded restructuring costs in relation to the implementation of the business restructuring of NTT East and NTT West, both of which form part of the “Regional communications services” segment. In the financial statements at March 31, 2002, the accrued amount of these costs was included in “Liability for employees’ severance payments” in the amount of ¥322,736 million, and in “Accrued payroll” in the amount of ¥196,090 million. In accordance with progress being made with the restructuring, ¥21,218 million and ¥17,626 million ($165 million) of “Accrued payroll” was disbursed in the year ended March 31, 2004 and 2005, respectively.

In the year ended March 31, 2002, NTT also recorded restructuring costs in relation to the reform of business activities relating to Verio and to the implementation of restructuring by domestic subsidiaries other than NTT East and NTT West. At March 31, 2002, the accrued amount of these costs was included in “Accrued payroll” in the amount of ¥19,907 million, and in “Other” in the “Current liabilities” section of the balance sheet in the amount of ¥61,281 million. In accordance with progress being made with the reforms at Verio and with the restructuring, ¥397 million of “Accrued payroll” and ¥7,735 million of “Other” were disbursed in the year ended March 31, 2004 and ¥512 million ($5 million) of “Accrued payroll” and ¥2,131 million ($20 million) of “Other” were disbursed in the year ended March 31, 2005.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation in “Accrued payroll” and “Other” in the years ended March 31, 2004 and 2005 is as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Accrued payroll:
At beginning of year	¥46,886	¥25,271	$236
Payments or settlements	(21,615)	(18,138)	(169)

At end of year	¥25,271	¥7,133	$67

Other:
At beginning of year	¥18,615	¥11,772	$110
Adjustments	2,627	(827)	(8)
Payments or settlements	(7,735)	(2,131)	(20)
Foreign currency translation adjustments	(1,735)	192	2

At end of year	¥11,772	¥9,006	$84

14.    Income taxes:

NTT applies the accounting procedures and presentation used in the consolidated tax return system. Under the consolidated tax return system, the amount of corporate income tax and adjusted amounts related to corporate income and other similar tax is calculated by totaling the taxable income of NTT and its wholly owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of March 31, 2005, NTT had 169 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

On March 31, 2003, the Law to Partially Revise the Local Tax Law was promulgated, which introduced the pro forma standard taxation system on April 1, 2004, for one-fourth of the corporate enterprise tax assessed on income where the tax is determined by a value-added assessment rate applied to wages paid and by a capital assessment rate applied to capital. As a result of the decrease in the effective tax rate used in deferred tax expenses, when compared with the effective tax rate applied before this revision, net deferred tax assets decreased approximately ¥56 billion and net income decreased approximately ¥47 billion (net of minority interest) for the year ended March 31, 2003.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT is subject to a number of different taxes, based on income with an aggregate statutory tax rate in Japan of approximately 41%. Reconciliation of the difference of the effective tax rates of NTT and the statutory tax rates are as follows:

	Percent of income before income taxes
	2003	2004	2005
Statutory tax rate	42.00%	42.00%	40.64%
Adjustment by introduction of pro forma standard taxation of corporate enterprise tax	3.91	—	—
Net change in valuation allowance	2.68	(0.88)	1.55
Other	1.54	(1.63)	(0.76)

Effective tax rate	50.13%	39.49%	41.43%

Significant components of the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ severance payments	¥716,743	¥704,743	$6,586
Accrued enterprise tax	30,560	15,061	141
Property, plant and equipment and intangible assets principally due to differences in depreciation	219,095	252,314	2,358
Payable for additional lump-sum severance payments	2,889	—	—
Impairment of investments in foreign companies	797,838	401,331	3,751
Compensated absences	96,617	99,707	932
Accrued bonus	46,265	45,191	422
Unamortized purchases of leased assets	46,018	26,336	246
Operating loss carryforward	346,311	261,101	2,440
Other	195,246	220,497	2,061

Total gross deferred tax assets	2,497,582	2,026,281	18,937
Less —Valuation allowance	(60,953)	(87,618)	(819)

Total deferred tax assets	2,436,629	1,938,663	18,118

Deferred tax liabilities:
Unrealized gains on securities	(23,292)	(47,831)	(447)
Special depreciation reserve	(11,584)	(10,788)	(101)
Gains on sales of subsidiary stocks	(556,622)	(528,062)	(4,935)
Foreign currency translation adjustments	(37,554)	(19,498)	(182)
Other	(47,187)	(56,716)	(530)

Total gross deferred tax liabilities	(676,239)	(662,895)	(6,195)

Net deferred tax assets	¥1,760,390	¥1,275,768	$11,923

The valuation allowance at March 31, 2004 and 2005 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2004 was a decrease of ¥2,563 million, and for the year ended March 31, 2005 was an increase of ¥26,665 million ($249 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2003, 2004 and 2005, through utilization of operating loss carryforwards, ¥1,465 million, ¥139,609 million and ¥177,352 million ($1,657 million) of tax benefits have been realized, respectively.

Net deferred tax assets at March 31, 2004 and 2005 are included in the consolidated balance sheets as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥256,719	¥321,936	$3,009
Deferred income taxes (investments and other assets)	1,677,505	1,127,517	10,538
Other current liabilities	(613)	—	—
Other long-term liabilities	(173,221)	(173,685)	(1,624)

Total	¥1,760,390	¥1,275,768	$11,923

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2005 amounted to ¥567,966 million ($5,308 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire mainly in five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

15.    Consumption tax:

The consumption tax rate, with minor exceptions, for all taxable goods and services is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services.

16.    Shareholders’ equity:

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

Purchase by NTT of its own shares is subject to the prior approval of shareholders at the ordinary general meeting of shareholders, which includes the maximum number of shares purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, NTT may purchase its own shares at any time during the period up to the conclusion of the next ordinary general meeting of shareholders.

On May 14, 2002, the board of directors resolved the following proposals. The proposals, which were discussed and resolved by the ordinary general meeting of shareholders held on June 27, 2002, resolved that NTT could acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2003. On October 8, 2002, based on this resolution, NTT acquired 200,000 shares of its common stock for a total purchase price of ¥86,200 million.

Based on the resolution of the board of directors’ meeting held on March 25, 2003, NTT retired 202,145 of its own shares (purchase price: ¥87,182 million).

On May 13, 2003, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2004. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 27, 2003. Based on this resolution, NTT acquired 190,460 shares of its common stock for a total purchase price of ¥99,999 million from October 15, 2003 through December 12, 2003.

Based on the resolution of the board of directors’ meeting held on March 30, 2004, NTT retired 191,236 of its own shares (purchase price: ¥100,391 million).

On May 14, 2004, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 1,000,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion ($5,607 million) until the conclusion of the ordinary general meeting of shareholders to be held for the year ending March 31, 2005. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 29, 2004. Based on this resolution, NTT acquired 800,145 shares of its common stock for a total purchase price of ¥366,466 million ($3,425 million) on November 26, 2004.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2005 was ¥1,417,774 million ($13,250 million). In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2005 includes amounts representing final cash dividends of ¥44,819 million ($419 million), ¥3,000 ($28) per share, which were approved at the shareholders’ meeting held on June 28, 2005.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 12, 2005, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 1,250,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion ($5,607 million) until the conclusion of the ordinary general meeting of shareholders to be held for the year ending March 31, 2006. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 28, 2005.

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2002	16,134,590	215
Acquisition of treasury stock through purchase of odd-lot shares		1,939
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		200,000
Retirement of treasury stock		(202,145)
Balance at March 31, 2003	15,932,445	9
Acquisition of treasury stock through purchase of odd-lot shares		775
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		190,460
Retirement of treasury stock		(191,236)
Balance at March 31, 2004	15,741,209	8
Acquisition of treasury stock through purchase of odd-lot shares		1,298
Purchase of treasury stock under resolution of the ordinary general meeting of shareholder		800,145

Balance at March 31, 2005	15,741,209	801,451

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the years ended March 31, 2003, 2004 and 2005 in accumulated other comprehensive income (loss) is shown below:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥20,707	¥(2,413)	¥32,699	$306
Change during the year	(23,120)	35,112	38,715	362

At end of year	¥(2,413)	¥32,699	¥71,414	$668

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥(9,717)	¥776	¥2,087	$19
Cumulative effect of an accounting change	—	—
Change during the year (*1)	10,493	1,311	(3,970)	(37)

At end of year	¥776	¥2,087	¥(1,883)	$(18)

Foreign currency translation adjustments:
At beginning of year	¥90,836	¥80,402	¥64,028	$598
Change during the year	(10,434)	(16,374)	(23,960)	(224)

At end of year	¥80,402	¥64,028	¥40,068	$374

Minimum pension liability adjustments:
At beginning of year	¥(25,852)	¥(295,848)	¥(71,685)	$(670)
Change during the year	(269,996)	224,163	25,152	235

At end of year	¥(295,848)	¥(71,685)	¥(46,533)	$(435)

Total accumulated other comprehensive income (loss):
At beginning of year	¥75,974	¥(217,083)	¥27,129	$253
Cumulative effect of an accounting change	—	—	—
Change during the year	(293,057)	244,212	35,937	336

At end of year	¥(217,083)	¥27,129	¥63,066	$589

(*1)	This means net change in unrealized gain (loss) on derivative instruments (net of tax) and is as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Unrealized gain arising during the period	¥6,873	¥(347)	$(3)
Less—Reclassification adjustment for gain included in net income	(5,562)	(3,623)	(34)

Net change in unrealized gain (loss) on derivative instruments	¥1,311	¥(3,970)	$(37)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 are shown below:

	Pre-tax amount	Tax expense / (benefit)	Net-of-tax amount
	Millions of yen
For the year ended March 31, 2003:
Unrealized gain (loss) on securities	¥(40,651)	¥17,531	¥(23,120)
Unrealized gain (loss) on derivative instruments	17,228	(6,735)	10,493
Foreign currency translation adjustments	(35,649)	25,215	(10,434)
Minimum pension liability adjustment	(464,631)	194,635	(269,996)

Other comprehensive income (loss)	¥(523,703)	¥230,646	¥(293,057)

For the year ended March 31, 2004:
Unrealized gain (loss) on securities	¥60,938	¥(25,826)	¥35,112
Unrealized gain (loss) on derivative instruments	2,190	(879)	1,311
Foreign currency translation adjustments	(43,307)	26,933	(16,374)
Minimum pension liability adjustment	387,798	(163,635)	224,163

Other comprehensive income (loss)	¥407,619	¥(163,407)	¥244,212

For the year ended March 31, 2005:
Unrealized gain (loss) on securities	¥66,630	¥(27,915)	¥38,715
Unrealized gain (loss) on derivative instruments	(6,736)	2,766	(3,970)
Foreign currency translation adjustments	(47,260)	23,300	(23,960)
Minimum pension liability adjustment	43,405	(18,253)	25,152

Other comprehensive income (loss)	¥56,039	¥(20,102)	¥35,937

	Pre-tax amount	Tax expense/ (benefit)	Net-of-tax amount
	Millions of U.S. dollars
For the year ended March 31, 2005:
Unrealized gain (loss) on securities	$623	$(261)	$362
Unrealized gain (loss) on derivative instruments	(63)	26	(37)
Foreign currency translation adjustments	(442)	218	(224)
Minimum pension liability adjustment	406	(171)	235

Other comprehensive income (loss)	$524	$(188)	$336

17.    Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications services segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The long distance communications and international services segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The wireless services segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications services segment principally comprises revenues from system integration services.

The other services segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments—

Sales and operating revenue:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications services
Customers	¥4,125,055	¥4,061,919	¥3,937,789	$36,802
Intersegment	717,848	673,741	651,772	6,091

Total	4,842,903	4,735,660	4,589,561	42,893

Long distance communications and international services
Customers	1,068,659	1,057,373	1,045,218	9,768
Intersegment	164,502	132,088	119,580	1,118

Total	1,233,161	1,189,461	1,164,798	10,886

Wireless services
Customers	4,780,418	5,022,576	4,821,941	45,065
Intersegment	28,670	25,489	22,669	212

Total	4,809,088	5,048,065	4,844,610	45,277

Data communications services
Customers	690,167	697,821	721,816	6,746
Intersegment	141,942	128,127	110,804	1,036

Total	832,109	825,948	832,620	7,782

Other
Customers	258,847	255,848	279,104	2,608
Intersegment	1,058,356	988,718	946,619	8,847

Total	1,317,203	1,244,566	1,225,723	11,455
Elimination	(2,111,318)	(1,948,163)	(1,851,444)	(17,303)

Consolidated total	¥10,923,146	¥11,095,537	¥10,805,868	$100,990

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications services	¥169,429	¥248,395	¥246,759	$2,306
Long distance communications and international services	49,338	90,524	62,329	582
Wireless services	1,056,719	1,102,918	784,166	7,329
Data communications services	58,785	38,317	36,894	345
Other	1,394	29,115	37,554	351

Total	1,335,665	1,509,269	1,167,702	10,913
Elimination	27,892	51,052	43,499	407

Consolidated operating income	1,363,557	1,560,321	1,211,201	11,320
Other income	263,820	130,940	636,171	5,945
Other expenses	222,352	163,913	124,060	1,159

Consolidated income (loss) before income taxes	¥1,405,025	¥1,527,348	¥1,723,312	$16,106

Equity in earnings (losses) of affiliated companies:
Regional communications services	¥(93)	¥19	¥66	$1
Long distance communications and international services	(1,982)	469	2,170	20
Wireless services	(324,241)	(21,960)	(12,886)	(121)
Data communications services	(839)	(53)	203	2
Other	(2,381)	1,202	1,462	14

Consolidated total	¥(329,536)	¥(20,323)	¥(8,985)	$(84)

Assets:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Total Assets:
Regional communications services	¥9,652,161	¥9,093,204	¥8,717,070	$81,468
Long distance communications and international services	1,633,808	1,542,258	1,581,936	14,784
Wireless services	6,058,007	6,347,807	6,254,719	58,455
Data communications services	1,183,354	1,189,030	1,187,798	11,101
Other	10,842,737	10,398,513	10,230,533	95,613

Total	29,370,067	28,570,812	27,972,056	261,421
Elimination	(9,586,467)	(9,135,939)	(8,873,472)	(82,930)

Consolidated total	¥19,783,600	¥19,434,873	¥19,098,584	$178,491

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Note) The amount of goodwill related to long distance communications and international services is included in the long distance communications and international services segment and the amount of goodwill related to wireless services is included in the wireless services segment. (See Note 10)

Other significant items:

	2003	2004	2005	2005
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications services	¥1,095,229	¥1,014,847	¥976,092	$9,122
Long distance communications and international services	161,973	145,263	137,444	1,285
Wireless services	749,197	720,997	735,423	6,873
Data communications services	158,207	164,639	159,874	1,494
Other	219,954	155,145	126,764	1,185

Total	2,384,560	2,200,891	2,135,597	19,959
Elimination	(6,796)	(3,833)	6,123	57

Consolidated total	¥2,377,764	¥2,197,058	¥2,141,720	$20,016

Capital investments for segment assets:
Regional communications services	¥730,264	¥813,212	¥830,859	$7,765
Long distance communications and international services	119,451	136,181	149,476	1,397
Wireless services	853,956	805,482	861,517	8,051
Data communications services	171,017	148,923	110,821	1,036
Other	102,927	109,800	104,728	979

Consolidated total	¥1,977,615	¥2,013,598	¥2,057,401	$19,228

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the years ended March 31, 2003, 2004 and 2005.

18.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as capital lease or operating lease.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Lease—Lessee

Leases qualifying as capital leases at March 31, 2004 and 2005 were as follows:

Class of property	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Buildings	¥252,761	¥180,256	$1,685
Machinery, vessels and tools	273,731	230,025	2,150
Accumulated depreciation	(313,021)	(270,154)	(2,525)

Total	¥213,471	¥140,127	$1,310

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥26,508	$248
2007	114,807	1,073
2008	20,232	189
2009	7,826	73
2010	16,812	157
Thereafter	119,607	1,117

Total minimum lease payments	305,792	2,857
Less—Amount representing interest	(103,796)	(970)

Present value of net minimum lease payments	201,996	1,887
Less—Current obligation	(14,151)	(132)

Long-term capital lease obligations	¥187,845	$1,755

Operating Lease—Lessee

Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2003, 2004 and 2005 were ¥178,642 million, ¥166,252 million and ¥179,447 million ($1,677 million), respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥3,818	$36
2007	3,635	34
2008	3,408	32
2009	3,325	31
2010	1,424	13
Thereafter	18,509	173

Total	¥34,119	$319

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

Direct financing lease receivables at March 31, 2004 and 2005 were as follows:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥453,341	¥475,562	$4,444
Unearned income	(21,022)	(19,908)	(186)
Estimated residual values	6,625	8,658	81

	438,944	464,312	4,339
Less—Allowance for doubtful accounts	(4,767)	(4,493)	(42)

	434,177	459,819	4,297
Less—Current portion	(119,516)	(121,488)	(1,135)

Long-term direct financing lease receivables	¥314,661	¥338,331	$3,162

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

At March 31, 2005, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥147,872	$1,382
2007	118,626	1,108
2008	90,873	849
2009	62,672	586
2010	35,205	329
Thereafter	20,314	190

Total	¥475,562	$4,444

Operating Lease—Lessor

Certain consolidated subsidiaries also provide operating leases. Investments in operating leases at March 31, 2004 and 2005 were as follows:

Class of property	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥17,898	¥23,886	$223
Accumulated depreciation	(14,690)	(20,470)	(191)

Total	¥3,208	¥3,416	$32

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rentals under non-cancellable operating leases at March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥2,258	$21
2007	1,061	10
2008	110	1
2009	28	0
2010	2	0
Thereafter	—	—

Total	¥3,459	$32

19.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2003, 2004 and 2005 were ¥395,966 million, ¥354,862 million and ¥318,074 million ($2,973 million), respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥115,057 million, ¥119,628 million and ¥122,994 million ($1,149 million), which are included in the selling, general and administrative expenses in the consolidated statements of income, for the years ended March 31, 2003, 2004 and 2005, respectively.

20.    Subsidiary stock transactions:

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

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in interest in NTT DoCoMo from 63.0% to 62.5%. The resulting decrease in interest amounting to ¥49,269 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2004 in accordance with NTT’s revised accounting policy with respect to change in interest transactions as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The increase in interest resulted in goodwill amounting to ¥85,541 million being recorded on the balance sheet as of March 31, 2004.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million ($79 million) in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7%. The resulting increase in interest amounting to ¥3,289 million ($31 million) was recorded as goodwill on the balance sheet as of March 31, 2005.

In August 2004, NTT DoCoMo repurchased 1,815,526 shares of its common stock for ¥332,241 million ($3,105 million) and NTT sold 1,748,000 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased by 1.3% from 63.7% to 62.4%. The resulting decrease in interest amounting to ¥59,295 million ($554 million) was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2005.

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million ($790 million) under its share repurchase program. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The increase in interest resulted in goodwill amounting to ¥29,368 million ($274 million) being recorded on the balance sheet as of March 31, 2005.

From May to June 2005, subsequent to the year ended March 31, 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million ($158 million) in the stock market and NTT sold no shares to NTT DoCoMo at that time. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2006.

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a consolidated subsidiary of NTT, made an initial public offering in conjunction with its Tokyo Stock Exchange listing on November 4, 2004. In connection with the offering, NTT sold 83,277 shares (including 17,277 over-allotment shares) of NTT UD for proceeds of ¥35,676 million ($333 million), and a gain of ¥26,984 million ($252 million) from the share sale was recognized as other income. Concurrently, NTT UD issued 132,000 new shares and received total proceeds of ¥56,549 million ($528 million). The resulting decrease in interest amounting to ¥17,022 million ($159 million) was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2005.

As a result of these transactions, NTT’s interest in NTT UD decreased from 100% to 67.3%.

21.    Foreign exchange gain and loss:

Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2003, 2004 and 2005 were a loss of ¥961 million and gains of ¥1,052 million and of ¥212 million ($2 million), respectively.

22.    Financial instruments:

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

Foreign Currency Exchange Rate Risk Management—

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management—

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 11, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2005. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 11, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 11, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the year ended March 31, 2005, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2005, approximately ¥4,809 million ($45 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, accrued payroll.

	2004		2005		2005
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥5,633,566	¥5,765,681	¥5,102,949	¥5,159,172	$47,691	$48,217
Forward exchange contracts	(572)	(572)	(208)	(208)	(2)	(2)
Interest rate and currency swap agreements	(14,709)	(14,709)	(5,272)	(5,272)	(49)	(49)

The fair value of long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using NTT Group’s current incremental rates of borrowings for similar liabilities.

The fair value of forward exchange contracts, interest rate swap and currency swap agreements are estimated based on the discounted amounts of future cash flows which NTT group will receive or pay, assuming that NTT group terminates the contracts and agreements at March 31, 2005.

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2004 and 2005:

	2004	2005	2005
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥14,285	¥10,827	$101
Interest rate and currency swap agreements	583,085	678,388	6,340

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2005.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2005, including commitments for purchase of property, plant and equipment and other assets is as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2006	¥282,329	$2,639
2007	11,329	106
2008	4,455	42
2009	2,517	23
2010	1,859	17
Thereafter	1,627	15

Total	¥304,116	$2,842

Contingent liabilities at March 31, 2005 for loans guaranteed amounted to ¥30,277 million ($283 million). The principal component of this total at March 31, 2005 was a ¥19,734 million ($184 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate.

At March 31, 2005, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

24.    Subsequent events:

On March 29, 2005, the board of directors resolved that NTT may raise up to ¥150 billion by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2005. Based on this resolution, NTT issued bonds as follows:

Nippon Telegraph and Telephone Swiss Franc denominated straight bonds

Date of issue	June 27, 2005

Issue amount	SFr 250 million (¥ 21,708 million)

Issue price	100.377%

Interest rate	1.875%

Date of maturity	June 27, 2012

Use of proceeds	Capital investments

On April 27, 2005, NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transaction services which use the “Mobile Wallet” phones and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, NTT DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately ¥98 billion, including new shares to be issued by Sumitomo Mitsui Card.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Year ended March 31, 2003:
Allowance for doubtful accounts	¥43,005	¥30,349	¥(31,373)	¥41,981

Year ended March 31, 2004:
Allowance for doubtful accounts	¥41,981	¥22,318	¥(23,982)	¥40,317

Year ended March 31, 2005:
Allowance for doubtful accounts	¥40,317	¥21,922	¥(26,327)	¥35,912

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2005:
Allowance for doubtful accounts	$377	$205	$(246)	$336

*1: Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Year ended March 31, 2003:
Valuation allowance—Deferred tax assets	¥19,887	¥45,907	¥(2,278)	¥63,516

Year ended March 31, 2004:
Valuation allowance—Deferred tax assets	¥63,516	¥21,305	¥(23,868)	¥60,953

Year ended March 31, 2005:
Valuation allowance—Deferred tax assets	¥60,953	¥35,745	¥(9,080)	¥87,618

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2005:
Valuation allowance—Deferred tax assets	$570	$334	$(85)	$819