Form 20-F
period 2006-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2006-06-30
CIK 769594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2006
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

Common stock	13,821,853 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM	3	—	KEY INFORMATION	4

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	58

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	58

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	89

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	97

ITEM	8	—	FINANCIAL INFORMATION	99

ITEM	9	—	THE OFFER AND LISTING	99

ITEM	10	—	ADDITIONAL INFORMATION	102

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	113

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	115

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	116

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	116

ITEM	15	—	CONTROLS AND PROCEDURES	116

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	116

ITEM	16B	—	CODE OF ETHICS	116

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	116

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	118

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	118

PART III

ITEM	17	—	FINANCIAL STATEMENTS	119

ITEM	18	—	FINANCIAL STATEMENTS	119

ITEM	19	—	EXHIBITS	119

			SIGNATURES	120

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2002 through 2006 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2005 and 2006, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three fiscal years ended March 31, 2004, 2005 and 2006 and the Notes thereto appear elsewhere in this annual report.

STATEMENT OF EARNINGS DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2002	2003	2004	2005	2006	2006
	(millions of yen)					(millions of U.S. dollars)
Operating revenues	¥11,027,753	¥10,923,146	¥11,095,537	¥10,805,868	¥10,741,136	$91,805
Operating expenses	10,966,219	9,559,589	9,535,216	9,594,667	9,550,436	81,628

Operating income	61,534	1,363,557	1,560,321	1,211,201	1,190,700	10,177
Other expenses (income)	151,992	(41,468)	32,973	(512,111)	(115,163)	(984)

Income (loss) before income taxes	(90,458)	1,405,025	1,527,348	1,723,312	1,305,863	11,161
Income tax expenses (benefit)	(73,379)	704,271	603,211	713,918	542,207	4,634
Minority interest in consolidated subsidiaries	977	(114,980)	(259,952)	(290,225)	(246,396)	(2,106)
Equity in earnings (losses) of affiliated companies (including write-down of ¥653,751 million and ¥319,564 million, net of income taxes, in affiliates in 2002 and 2003)	(668,688)	(329,536)	(20,323)	(8,985)	(18,575)	(159)

Income (loss) before cumulative effect of accounting changes	(684,790)	256,238	643,862	710,184	498,685	4,262
Cumulative effect of accounting changes (net of income taxes of ¥108,534 million and ¥25,852 million in 2002 and 2003 and net of minority interest of ¥12,836 million in 2003)	(149,882)	(22,880)	—	—	—	—

Net income (loss)	¥(834,672)	¥233,358	¥643,862	¥710,184	¥498,685	$4,262

	2002	2003	2004	2005	2006	2006
	(yen, except share amount)					(U.S. dollars)
Per Share of common stock:(1)
Income (loss) before cumulative effect of accounting changes	¥(42,442.49)	¥15,975.52	¥40,607.65	¥45,891.26	¥34,836.42	$297.75
Cumulative effect of accounting changes	(9,289.51)	(1,426.49)	—	—	—	—
Net income (loss)	(51,732.00)	14,549.03	40,607.65	45,891.26	34,836.42	297.75
Cash dividends, applicable to earnings for the year	¥5,000.00	¥5,000.00	¥5,000.00	¥6,000.00	¥6,000.00	$51.28
Average number of Shares outstanding (adjusted to reflect changes in capital)	16,134,538.17	16,039,414.63	15,855,684.15	15,475,366.20	14,315,049.28

(1)	The financial data for per Share of common stock are appropriately adjusted for stock splits of NTT common stock. As of the end of the fiscal year ended March 31, 2006, NTT had 13,821,853 Shares outstanding.

BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2002	2003	2004	2005	2006	2006
	(millions of yen)					(millions of U.S. dollars)
Property, plant and equipment (net)	¥11,497,686	¥11,057,908	¥10,769,626	¥10,480,552	¥10,435,905	$89,196
Total assets	21,424,806	19,783,600	19,434,873	19,098,584	18,886,195	161,420
Current liabilities	4,131,992	3,766,391	3,808,845	3,679,579	3,972,629	33,954
Long-term liabilities	9,918,401	8,853,305	7,614,868	6,921,133	6,280,889	53,683
Capital Stock (common stock plus additional paid-in capital)	3,607,686	3,607,686	3,660,042	3,737,778	3,781,058	32,317
Shareholders’ equity	¥5,865,052	¥5,637,595	¥6,397,972	¥6,768,603	¥6,779,526	$57,945

Dividends

NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT’s founding in 1985. The annual dividend is recommended by the board of directors and is subject to approval by shareholders at the ordinary general meeting of shareholders required to be held in June of each year and by the Minister of Internal Affairs and Communications (formerly the Minister of Posts and Telecommunications or Minister of Public Management, Home Affairs, Post and Telecommunications). Immediately following approval thereof at the meeting and approval of the Minister, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister.

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

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share
			(yen)	(dollars)
September 30, 2001	November 22, 2001	December 12, 2001	¥2,500	$19.86
March 31, 2002	June 27, 2002	June 28, 2002	¥2,500	$20.90
September 30, 2002	November 18, 2002	December 12, 2002	¥2,500	$20.21
March 31, 2003	June 27, 2003	June 28, 2003	¥2,500	$20.79
September 30, 2003	November 11, 2003	December 10, 2003	¥2,500	$22.99
March 31, 2004	June 29, 2004	June 30, 2004	¥2,500	$22.81
September 30, 2004	November 10, 2004	December 6, 2004	¥3,000	$29.02
March 31, 2005	June 28, 2005	June 29, 2005	¥3,000	$27.13
September 30, 2005	November 9, 2005	December 13, 2005	¥3,000	$24.92
March 31, 2006	June 28, 2006	June 29, 2006	¥3,000	N/A

See Note 16 to the Consolidated Financial Statements.

The payment, as well as the amount, of dividends in the future will be subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the Minister of Internal Affairs and Communications.

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

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of 117 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2006, the date of the most recent balance sheet included herein.

On June 23, 2006, the Noon Buying Rate was U.S.$1 = ¥116.26.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	103.70	112.75	104.18
2005	111.39	102.68	107.28	107.22
2006	119.66	104.64	113.66	117.48

Months of 2006	High(4)	Low(4)	Average(5)	Period-end(6)
January	117.55	113.96	115.48	116.88
February	118.95	115.82	117.86	115.82
March	119.07	115.89	117.28	117.48
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June (through June 23, 2006)	116.26	111.66	114.24	116.26

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last date of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group’s business operations. This annual report also contains forward-looking information that involves risks and uncertainties. NTT Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

Growth of new businesses and migration from existing businesses accompanying the expansion of IP and ubiquitous broadband services and other market developments may not progress as anticipated.

In the growing broadband market, the number of users of fiber-optic and Asymmetric Digital Subscriber Line (“ADSL”) services and cable television (“CATV”) Internet services in Japan reached 23.29 million customers (as of the end of March 2006), suggesting that the broadband age has arrived. Use of optical access services – the mainstay of the broadband business – continues to expand at an accelerated rate amid intense competition, with the number of new optical access subscribers now exceeding the number of new ADSL service subscribers. NTT Group is working to further accelerate the deployment of optical access services (B FLET’S*) and increase revenues from ubiquitous broadband services through expanded sales of its high-quality IP telephone service “Hikari Phone,” strengthening sales through partnerships with ISPs and broadcasters, and upgrading, diversifying and improving the reliability of services using its IP-based next-generation network. NTT Group has scheduled field tests for its next-generation network beginning in December 2006. As part of its preparations for full-scale deployment of the next-generation network, NTT Group will construct a model network having virtually identical functions for the purpose of assessing technical performance of the network and ascertaining customer requirements from trial users. However, should the optical access services market not expand as anticipated, if rate reductions for optical access services are greater than anticipated, or if any issues relating to the formulation of business models, construction of networks or development of technology for the provision of ubiquitous broadband services cannot be easily resolved, revenues from optical access and ubiquitous broadband services may not grow as anticipated.

*	B FLET’S includes NTT West’s FLET’s Hikari Premium.

Fixed-line IP/packet communications services have shown steady overall growth with the spread of Internet connection services, such as broadband access and Open Computer Network (“OCN”) services, and with the expansion of IP-related services targeted at corporate customers, such as Internet Protocol-Virtual Private Network (“IP-VPN”) and wide-area Ethernet. However, the decline in unit prices is expected to continue, due to factors such as the consolidation and/or elimination of corporate networks and migration to IP-related services that provide broadband communications at a lower cost.

In the corporate market, more companies are employing IP telephone services, leading to an acceleration in the deployment of IP Centrex services (a type of IP telephone service for corporate users that provides outsourcing services for server maintenance and operation) and other IP telephone services. In the residential market, IP telephone services provided by ADSL providers and ISPs using the 050 calling code (the IP telephone code) have been increasing. In addition, in the fiscal year ended March 31, 2006 the use of optical IP telephone services that permit the use of existing fixed-line telephone numbers have grown in popularity in both the corporate and residential markets. Although NTT Group also aims to increase the number of subscribers for its “Hikari Phone” and other IP telephone services, NTT expects that the migration of customers to these services will have a negative effect on the profitability of fixed-line telephone services. Growth in revenues from optical access services and ubiquitous broadband services and cost reductions achieved through the efficiencies of IP technology are projected to cover the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated or if IP development slows and the burden of maintaining duplicate facilities for both the existing network and the IP network becomes greater than anticipated, it may not be possible to offset the negative effect such services may have on the profitability of fixed-line telephone services.

In the mobile communications business, NTT Group believes that increased revenues from the following sources is one of the critical elements for future growth: expansion of audio-visual traffic in the form of video telephone using FOMA handsets; the development and provision of i-mode FeliCa “Mobile Wallet” electronic payment services and other new services that are helpful both in daily life and in business; and increased data transmission. Nevertheless, development of these services may be curtailed if: partners and content providers required for the provision of new services and new ways of usage are not developed as expected; an insufficient number of retailers and other partners enter into agreements to use the Mobile Wallet reading devices; new services fail to meet expectations in terms of scheduling, costs, customer demand and attractiveness; manufacturers and content providers cannot provide handsets and content in a timely manner and at an appropriate price; continued or new growth is not achieved because current or future data transmission or other services of NTT DoCoMo Group, including the i-mode service, are insufficient or not attractive enough to maintain current subscribers or attract new ones; market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced; or high speed downlink packet access (“HSDPA”) services are not deployed in a timely manner and at an appropriate cost.

In the system integration business, corporate IT investments, which had been restrained, are showing signs of recovery because of improved corporate earnings. However, customers are still demanding lower costs, and with the imposition of stricter standards for evaluating the effects of IT investments and low hardware costs, software costs are now perceived as high. These conditions may lead to lower sales prices for systems and services handled by NTT Group. In addition, in the system integration business, NTT Group generally enters into contracts to develop a system from the receipt of an order to delivery and assumes full responsibility for providing the system to the customer. If any problems arise in project management or at the development stage or if expenses substantially exceed projected costs, unpredicted cost overruns may occur or delays may arise which result in damages.

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

As a result of acquisitions and affiliations among competitor companies in fixed and mobile communications, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment. Increased competition resulting from corporate consolidations and reorganizations in the information and communications markets may result in a loss of market share for NTT Group and force NTT Group companies to lower their rates, adversely affecting profitability.

NTT Group is moving ahead aggressively with the development of its broadband businesses. However, due to increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices, and a variety of businesses such as other carriers and cable television businesses are offering service packages that include Internet access, IP telephone and video distribution services (so-called “triple play” packages). As a result, the broadband access business continues to face stiff competition as companies seek to capture customers in the growth areas of optical access services and triple play packages, and as companies fight over market share in the ADSL market where growth has slowed. As a result of free-

service campaigns, installation discounts and other measures implemented in response to this competition, it is possible that anticipated revenues will not be achieved.

In addition, competition, including competition in base rates, continues to intensify in the fixed-line telephone services market, as the transition from existing fixed-line telephone services to IP telephone services progresses. With the spread of direct subscriber telephone services using dry copper lines (i.e., existing telephone lines owned but not used by NTT East and NTT West), NTT East and NTT West have worked to lower their fees, for example, by reducing base rates and introducing new discount services in January 2005. Nevertheless, given the possibility that customers of NTT East and NTT West might switch to the services of other companies as a result of competition with the direct subscriber telephone services and IP telephone services offered by other companies, revenues could potentially fall more than expected.

In the mobile communications market, with the implementation in the fiscal year ending March 31, 2007 of mobile number portability and the advent of new carriers, competition with other carriers will intensify. For example, other service providers have been deploying new products, including handsets for third-generation wireless services and handsets equipped with music player functions, and new services, such as music distribution services and fixed rate services for calls and emails to designated parties. Moreover, among the wireless services providers, some providers offer communications services based on a technology different from the Wideband Code Division Multiple Access (“W-CDMA”) that NTT DoCoMo Group uses in its FOMA services. In data transmission, for example, this alternate technology currently enables data transmission at a rate faster than NTT DoCoMo’s FOMA services and is being offered with fixed rate packet transmission fees, which has led to greater competition. In addition, some carriers are offering wireless / fixed-line integrated services with features such as a single invoice and combined point programs for wireless and fixed-line services. Competition may escalate further with the advent of new services and technology (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless LAN, either provided as stand-alone services or in packages). For these reasons, competition may intensify and the number of subscriptions that NTT DoCoMo Group can acquire or retain and the ARPU (average monthly revenue per user) it can achieve may be lower than anticipated. Also, because of the intense competition for subscribers, the costs required to keep subscribers from leaving NTT Group and to maintain ARPU levels may be greater than anticipated and may adversely affect the financial condition and performance of NTT Group and NTT DoCoMo Group.

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

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications markets. However, as the fixed-line telephone market contracts, NTT Group must rise to the challenge of further expanding its business in the highly competitive broadband market. There is no guarantee that NTT Group will be able to maintain its current competitive advantage.

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

Review of the NTT Law

NTT, NTT East and NTT West are regulated by the NTT Law with regard to the scope of operations of each company and other matters. For this reason, amendments to the NTT Law may affect NTT Group operations.

The government and ruling parties agreed (as released on June 22, 2006) to commence in 2010, after evaluating the deployment of broadband access and the progress of NTT’s medium-term management strategy, discussion of the issues concerning NTT Group’s structure, and to make a determination promptly thereafter. However, it is unclear at this time what direction the discussions might take, or what effect the outcome of such discussions might have on the NTT Group.

Review of the Rules of Competition

One of the discussion sessions sponsored by the Minister of Internal Affairs and Communications addressed the rules of competition. The discussion focused on new issues such as the need for smooth interconnection between IP networks, development of a framework for Mobile Virtual Network Operators (an “MVNO” is an operator that provides mobile communication services using the facilities of a different mobile network operator), and the promotion of competition at the handset sales level. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations in light of such conclusions, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on the NTT Group are unclear at this time.

Interconnection Rates

A new calculation methodology for interconnection charges for the three-year period commencing with the fiscal year ended March 31, 2006 has been determined based on the October 2004 report of the Telecommunications Council.

NTT East and NTT West filed for approval of their interconnection charges for the fiscal year ending March 31, 2007, with the group center (“GC”) interconnection charge set at ¥5.05 (a decrease of approximately 5.0% from the previous year) and the intra-zone center (“IC”) interconnection charge set at ¥6.84 (a decrease of approximately 3.5% from the previous year) (both for three minutes). Approval of the Minister of Internal Affairs and Communications was received in March 2006. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2007 are expected to fall compared to the previous year.

In addition, in its report the Telecommunications Council determined that over a five-year period, non-traffic sensitive costs (“NTS costs”) should be gradually removed from interconnection rate costs and should be recovered instead through base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone service without using NTT circuits, raising base rates may not be feasible. For this reason, it is expected that NTT Group itself will be forced to absorb NTS costs, leading to an overall decrease in revenues.

For connection charges for the fiscal year ending March 31, 2009 and beyond, NTT Group is asking for discontinuation of the LRIC Methodology in favor of a system which enables the recovery of actual costs. While this proposed system is scheduled to be reviewed by the Ministry of Internal Affairs and Communications (“MIC”) and the Telecommunications Council, the direction and effects of such review remain uncertain at this time.

Interconnection (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenues from dark fiber interconnection charges are lower than the actual cost. Carriers associated with power companies have installed their own optical fiber and have initiated and expanded their own optical fiber services, increasing competition in the delivery of optical access services. For these reasons, NTT has requested that the obligation to make optical fiber lines available be reviewed by all interested parties.

At present, it is unclear whether any review will occur. NTT intends to pursue efficiencies in its investments and reductions in construction costs associated with its optical fiber network. However, depending on the results of the review, if any, improvement of the cost and revenue structure for optical fiber interconnection services may be delayed.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law. A Universal Service Fund (“USF”) was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing mandatory universal service. To date, no monies have ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers start to use dry copper lines to provide direct subscriber telephone services, and as competition intensifies in regions with high margins for fixed-line services, it is expected that NTT East and NTT West’s ability to offset the costs of universal service will deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as businesses eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West, as NTT Group members, will receive subsidies, and NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF. However, because specific amounts of the subsidies and contributions have not yet been calculated by the universal service support organization designated by the Minister of Internal Affairs and Communications, the specific effects from activation of the USF system are uncertain at this time.

Effect of the Prohibited Activities Regulations

With the spreading use of broadband, technological innovations have made it possible to provide bundled services that until now had been separate. These include services similar to broadcasting in which customers can watch movies over a broadband Internet connection and services which integrate fixed-line services with mobile phone services. It is expected that integrated services of this type will increase in the future.

However, NTT East, NTT West and NTT DoCoMo are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, NTT East, NTT West and NTT DoCoMo and regional subsidiaries of NTT DoCoMo may not give preferential treatment to another carrier. As a result, the provision of integrated services exclusively to telecommunications companies within NTT Group is limited by these prohibited activities regulations. NTT Group intends to respond to market needs for integrated services, while maintaining compliance with these prohibited activities regulations and other requirements for fair competition. If these regulations require stricter compliance than is anticipated, this may delay the timing of the provision of these services by NTT Group or result in other adverse consequences.

Administrative Advice and Hearing Based on the Antimonopoly Law

In December 2003, the Fair Trade Commission issued a warning with regard to the B FLET’S New Family Type service that NTT East is currently providing. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that it was not in fact actually using, and that, as a result of this practice, NTT East effectively was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by blocking the entrance of newcomers, and it advised NTT East to stop this practice.

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

Allocation of Frequency Spectrum for Mobile Phones

In the mobile communications business segment, if changes are made to the frequency spectrum allocation system, for example, a reallocation of frequency spectrum or the introduction of an auction system, such changes may adversely affect NTT DoCoMo Group. (See “Item 4—Information on the Company—Regulations—Other Regulatory Developments—Allocation of Frequency Spectrum for Mobile Phones.”)

Review of Government Procurement Policy in Electronic Government Construction Plan

Based on the “Electronic Government Construction Plan,” which was decided in July 2003, the Japanese Government carried out a fundamental review of government-related IT systems, and by the end of March 2006 had formulated an optimization plan regarding most of the systems used by ministries and agencies.

This optimization plan calls for, among other things, cost reductions through optimization of operations and systems and the implementation of competitive bidding. Because implementation of this plan is expected to result in even greater competition, the future performance and financial condition of NTT Group may be affected.

The introduction and spread of new technologies and methods may adversely affect the fixed communications and mobile communications market environment.

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004, the Institute of Electrical and Electronics Engineers (IEEE) adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was established. In Japan, consideration has begun of the possible allotment of the 2.5 GHz band to WiMAX and other wireless broadband technologies, and the Telecommunications Council is currently reviewing technical conditions with the goal of issuing a report in November 2006. In addition, the Telecommunications Council issued a report in June 2006 regarding the use of Power Line Communications (“PLC”) (a technology which uses existing power lines to provide high-speed data transmissions) over indoor power lines. Free voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information over the Internet is also spreading among certain Internet users. If these and other new technologies and systems are introduced and developed in Japan, competition in both the fixed communications and mobile communications markets may intensify further and the market environment may be affected in other ways. Such changes in the market may affect the revenues of NTT Group. Currently, the specific effects of new technology developments on NTT Group are unclear.

The Japanese Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Japanese Government currently owns approximately 33.7% of NTT’s issued Shares (38.4% of outstanding Shares). The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. The Government has not used its power as a shareholder to direct the management of NTT.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has actively sought to enter into joint ventures, alliances and collaborations, mainly with companies and organizations outside Japan, focusing on wireless services, IP networks and IP service platforms. In addition, NTT Group continues to seek to form affiliations, collaborate with and make investments in domestic and overseas companies with the goal of expanding non-traffic businesses.

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

Since NTT Group has recorded large impairment charges in past periods, the impact on NTT’s financials of future write-downs related to the impaired value of investments may be limited. Nevertheless, as a result of investments in new business fields both in Japan and abroad, to the extent there is impairment in NTT’s investments, NTT may in future periods record write-downs related to the impaired value of investments.

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

NTT DoCoMo Group has made efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies. However, there can be no assurance that NTT DoCoMo Group’s efforts can improve service quality. If NTT DoCoMo Group is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to weak growth in its wireless services or loss of subscribers to competitors.

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

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in the fixed-line communications business. Moreover, with the transition to optical access and IP networks, NTT Group is aiming to reduce costs by improving the efficiency of operational systems and through business process reengineering. However, if countermeasures become necessary to achieve anticipated revenue expansion, changes occur in the competitive environment, or if development of the IP network is slower than anticipated, then sufficient cost reductions may not be achieved, due to factors such as a greater than anticipated cost of simultaneously maintaining duplicate facilities for both the existing network and the IP network.

NTT Group also expects to achieve significant cost reductions by reducing capital investments in the fixed-line communications business for optical access services and the next-generation network by deploying the results of technical innovations, lowering costs of machinery and improving construction methods. However, such cost reductions may not be achieved as anticipated, and capital investments may be greater than expected.

NTT Group’s business may be adversely affected by the economic situation in Japan.

NTT Group’s businesses, including its telephone services, broadband access services, and system integration services, are affected by the economic situation in Japan, as most of NTT Group’s revenues are generated in Japan.

In the fiscal year ended March 31, 2006, the Japanese economy continued on a steady path to recovery, as evidenced by an increase in capital investment in conjunction with higher corporate earnings, expanded improvement in employment despite the persistence of some difficult circumstances, and a moderate increase in personal consumption. While it is important to remain wary of trends in crude oil prices and other trends in international commodity and financial markets, the recovery in the corporate sector has spread to the household sector, and Japan’s economic recovery, supported by domestic demand, is expected to continue. If the pace of the recovery declines or economic conditions start to deteriorate again, NTT Group’s results of operations may be adversely affected. In addition, NTT Group’s real estate disposition plan and pension investments may be adversely affected by economic conditions including the depressed stock and financial markets.

System disruptions may adversely affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group establishes and maintains fixed-line subscriber telephone, ISDN, optical access, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes, typhoons and floods, all of which frequently hit Japan, problems in hardware and software, terrorism, cyber-terrorism, and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be adversely affected by reductions in income and expensive repair costs resulting from any such event.

Furthermore, because NTT DoCoMo Group’s mobile phone handsets offer a variety of functions including settlement of credit transactions, and because services by companies outside NTT DoCoMo Group are provided through these handsets, problems may arise if a handset malfunctions or is defective or misplaced, or if the services provided by other companies are flawed. In particular, phones with the “Mobile Wallet” function are used for e-money and credit applications, which may give rise to issues that are different from those previously encountered by NTT DoCoMo in connection with its wireless communications services.

Number of subscribers may be adversely affected by disclosure of personal information.

Mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect the personal information of customers. In April 2005, in connection with the full-scale implementation of the Law Relating to the Protection of Personal Information, NTT Group formulated its “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of personal information.

NTT Group expects to be able to ensure proper management of personal information in accordance with its policy. However, if personal information is stolen or otherwise misused, there is a risk that such action may adversely affect NTT Group’s business, including by impairing NTT Group’s ability to obtain new subscribers or secure selective governmental bids.

If NTT Group is unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of intellectual property rights of other companies.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may adversely affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government, through the Minister of Finance, owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2006, the Government’s ownership of Shares was reduced to approximately 33.7% of the issued Shares (38.4% of the outstanding Shares). The Government now owns close to the minimum number of Shares the Government is obligated to own under the NTT Law.* It is possible that the Government may seek to sell the remaining few Shares which it owns in excess of the amount the Government is required to own under the NTT Law. It is also possible that the NTT Law could be revised in order to ease the requirements regarding Government ownership of Shares, increasing the number of Shares the Government is allowed to sell. Additionally, if NTT retires Shares, the number of Shares the Government is allowed to sell would increase. The sale of Shares by the Government or the issuance, sale or other disposal of

Shares by NTT (or the potential for such transactions) could have an adverse impact on the market price of Shares and ADSs.

* Pursuant to the NTT Law, the Government is obligated to hold a number of NTT Shares corresponding to at least one third of the total number of issued Shares. However, pursuant to Article 13 of the Supplementary Provisions to the NTT Law, increases in the number of Shares due to new share issuances are not included in calculation of total number of issued Shares. Based on this method for calculating the total number of Shares, the percentage of issued Shares owned by the Government is 34.4%.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	the financial and operating impact of equity investments in overseas companies;

(ii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G cellular subscriber services and Internet-related businesses;

(iii)	risks and uncertainties associated with the pricing of services;

(iv)	the effects of deregulation of the telecommunications market, including the calculation method of interconnection rates and the revision of the price-cap system;

(v)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(vi)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(vii)	the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group;

(ix)	the effect of the introduction of or changes to various laws or regulations;

(x)	the impact of system failure; and

(xi)	volatility and changes in the economic conditions and security markets in Japan and other countries.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

As of June 30, 2006. As of March 31, 2006, NTT owned 62.1% of NTT DoCoMo’s shares (62.2% of voting rights).

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications related services in Japan and operates one of the largest telephone networks in the world. NTT Group’s predominant businesses are regional communications, long distance and international communications, mobile communications and data communications.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), Plala Networks Inc., NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT-ME CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST–TOKYOMINAMI CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, and 102 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Milletechno, Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 25 other companies.

The principal services in the mobile communications business are mobile telephone services, PHS services, and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 83 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA

CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 78 other companies.

Other businesses include building maintenance, real property leasing, systems development, leasing and research and development. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 60 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 54.77 million subscribers nationwide as of March 31, 2006 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of number of channels, transmission rate and line use fees (base rates)).

NTT provides mobile phone services and PHS services through NTT DoCoMo Group. NTT DoCoMo Group is one of the largest providers of mobile phone services in the world and the largest in Japan, providing mobile phone services to 51.14 million subscribers nationwide as of March 31, 2006. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2006, NTT owns 62.5% of NTT DoCoMo’s shares.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 30, 2006, NTT owns 54.2% of the shares of NTT DATA.

NTT’s agent for U.S. federal securities law purposes is NTT America, Inc., located at 101 Park Avenue, 41st Floor, New York, NY 10178. NTT is located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan (Phone number: 81-3-5205-5581). NTT’s Internet website address is http://www.ntt.co.jp/index_e.html. The information on NTT’s website is not incorporated by reference into this document. This annual report will be placed on NTT’s Internet website concurrently with the filing with the United States Securities and Exchange Commission (the “SEC”).

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

At the ordinary general meeting of shareholders held on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares from time to time at an aggregate cost not to exceed ¥120 billion, before the ordinary general meeting of shareholders held in June 2000. On July 12, 1999, NTT announced in Tokyo that it would repurchase up to 80,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on July 12. On July 13, 1999, NTT purchased 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000, pursuant to the authority granted by the shareholders at the ordinary general meeting of shareholders on June 29, 1999. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2000 was reduced to 15,834,555. In the fiscal year ended March 31, 2000, 77,410 of these acquired Shares were cancelled.

On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. See “Item 9—The Offer and Listing—Trading Markets.”

At the ordinary general meeting of shareholders held on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before the ordinary general meeting of shareholders held in June 2003. On October 7, 2002, NTT announced in Tokyo that it would repurchase up to 200,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 7. On October 8, 2002, NTT purchased 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 Shares were acquired from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2003 was reduced to 15,932,436. In the fiscal year ended March 31, 2003, 202,145 of these acquired Shares were cancelled.

At the ordinary general meeting of shareholders held on June 27, 2003, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before the ordinary general meeting of shareholders held in June 2004. On October 14, 2003, NTT announced in Tokyo that it would repurchase up to 185,528 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 14. On October 15, 2003, NTT purchased 72,381 Shares through such transactions. All repurchased Shares were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 118,079 Shares during the period from October 16 to October 31, 2003, and from November 12 to

December 12, 2003, pursuant to the authority granted by the shareholders at the ordinary general meeting of shareholders on June 27, 2003. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of odd-lot Shares, the number of outstanding Shares as of March 31, 2004 was reduced to 15,741,201. In the fiscal year ended March 31, 2004, 191,236 of these acquired Shares were cancelled.

At the ordinary general meeting of shareholders held on June 29, 2004, the shareholders approved the purchase by NTT of up to 1,000,000 of its Shares from time to time at an aggregate cost not to exceed ¥600 billion, before the ordinary general meeting of shareholders held in June 2005. On November 25, 2004, NTT announced in Tokyo that it would repurchase up to 1,000,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on November 25. On November 26, 2004, NTT purchased 800,145 Shares through such transactions. Of these Shares, 800,000 were purchased from the Minister of Finance.

At the ordinary general meeting of shareholders held on June 28, 2005, the shareholders approved the purchase by NTT of up to 1,250,000 of its Shares from time to time at an aggregate cost not to exceed ¥600 billion, before the next ordinary general meeting of shareholders. On September 5, 2005, NTT announced in Tokyo that it would repurchase up to 1,242,236 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on September 5. On September 6, 2005, NTT purchased 1,116,743 Shares through such transactions. All of the shares were purchased from the Minister of Finance.

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

NTT Group provides mobile phone services, a part of NTT Group’s mobile communications business segment, throughout Japan through NTT’s subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan’s leading mobile phone services provider and is one of the largest mobile phone operators in the world, as measured by the total number of mobile phone subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as mobile phone services, PHS services and other specialized wireless services and satellite mobile communications services, through its extensive and advanced wireless networks. NTT DoCoMo Group also sells mobile phone and PHS handsets and related equipment.

Although NTT owns 62.5% of NTT DoCoMo’s shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group’s business operations and management are conducted independently of the operations and management of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT’s other subsidiaries are conducted on an arm’s-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

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

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.6% to 63.7%. In August 2004 NTT DoCoMo repurchased 1,815,526 shares of its common stock for ¥332,241 million. NTT sold 1,748,000 shares, resulting in a decrease in NTT’s ownership interest in NTT DoCoMo from 63.7% to 62.4%. From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.4% to 63.0%.

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million, resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 63.0% to 63.2%. In August 2005, NTT DoCoMo repurchased 1,561,220 shares of its common stock for ¥259,163 million. NTT Group sold 1,528,658 shares, resulting in a decrease in NTT’s ownership interest in NTT DoCoMo from 63.2% to 62.0%. From December 2005 to February 2006, NTT DoCoMo repurchased a total of 134,374 shares for ¥23,999 million under its share repurchase program. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.0% to 62.1%.

From May to June 2006, NTT DoCoMo repurchased 283,312 shares of its common stock for ¥49,998 million, resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 62.1% to 62.5%.

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

The Government’s annual budget for the fiscal year ended March 31, 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The Government’s ownership interest was reduced to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

The Government’s annual budget for the fiscal year ended March 31, 2000 contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. The Government’s ownership interest was reduced to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000.

On December 20, 1999, the 1990 plan was terminated.

The Government’s annual budget for the fiscal year ended March 31, 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering registered with the SEC in the form of Shares or ADSs. These Shares were sold together with 300,000 new Shares issued and sold by NTT. The Government’s ownership interest was reduced to 7,413,823.26 Shares, or approximately 46% of the 16,134,590 total issued Shares, as of March 31, 2001.

The Government’s annual budget for the fiscal year ended March 31, 2002 contemplated the sale by the Government of up to 1,000,000 additional Shares. No Shares were sold by the Government in the fiscal year ended March 31, 2002.

The Government’s annual budget for the fiscal year ended March 31, 2003 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 91,800 Shares were sold as a result of NTT’s repurchase of Shares on October 8, 2002, but the remaining 908,200 were not sold during that fiscal year. The Government’s ownership interest was reduced to 7,320,210.26 Shares, or approximately 46% of the 15,932,445 total issued Shares, as of March 31, 2003.

The Government’s annual budget for the fiscal year ended March 31, 2004 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 85,157 Shares were sold at the time of NTT’s repurchase of Shares on October 15, 2003 (of the 85,157 Shares sold by the Government, NTT acquired 72,381), but the remaining 914,843 were not sold during that fiscal year. The Government’s ownership interest was reduced to 7,234,387.26 Shares, or approximately 46% of the 15,741,209 total issued Shares, as of March 31, 2004.

The Government’s annual budget for the fiscal year ended March 31, 2005 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 800,000 Shares were sold at the time of NTT’s repurchase of Shares on November 26, 2004, but the remaining 200,000 Shares were not sold during that fiscal year. The Government’s ownership interest was reduced to 6,431,810.26 Shares, or approximately 41% of the 15,741,209 total issued Shares (43.1% of outstanding Shares), as of March 31, 2005.

The Government’s annual budget for the fiscal year ended March 31, 2006 contemplated the sale by the Government of up to 1,123,043 additional Shares. 1,123,043 Shares were sold at the time of NTT’s repurchase of Shares on September 6, 2005 (of the 1,123,043 Shares sold by the Government, NTT acquired 1,116,743 Shares). The Government’s ownership interest was reduced to 5,308,299.26 Shares, or approximately 34% of the 15,741,209 total issued Shares (38.4% of outstanding Shares), as of March 31, 2006. The sale of Shares by the Government has, for the most part, relieved supply pressure, or overhang, in the stock market.

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget.

The Government, acting through the Minister of Internal Affairs and Communications , also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

While it is important to remain wary of trends in crude oil prices and other trends in international commodity and financial markets, the recovery in the corporate sector has spread to the household sector, and Japan’s economic recovery, supported by domestic demand, is expected to continue.

In the telecommunications market, as ubiquitous broadband communications continue to spread and the development of IP networks accelerates the integration of services, a richer communications environment for both individuals and society continues to emerge. To address the convergence of fixed-line and mobile communications and the partnership and integration of communications and broadcasting, domestic and international information and telecommunication businesses are promoting and implementing further business restructuring, including mergers and acquisitions and other business consolidations. Combined with the emergence of new business models, this restructuring activity is expected to further intensify competition.

In this environment, NTT Group will continue to establish an efficient and flexible next-generation network while ensuring the conditions for fair competition under the current legal framework in accordance with NTT Group’s Medium-Term Management Strategy announced last year. The next-generation network will combine the features of the existing fixed-line and mobile communications networks and will enable the provision of safe, secure and convenient services. NTT Group will construct this flexible next-generation network as an open network providing reliable connectivity with the IP networks of other firms, including Internet service providers. Prior to full-scale introduction of the next-generation network, NTT Group will commence field trials from December 2006 to make technical confirmation of quality control features and security features and to ascertain customer requirements. Further, by deploying relay nodes and optical wavelength transmitters in the IP networks of NTT East and NTT West, NTT Group will begin construction of the relay networks within the next-generation network. In addition, starting the second half of the fiscal year ending March 31, 2008, NTT Group will commence construction of edge nodes and introduce service control functions, as it works towards the provision of services using the next-generation network in a commercial setting.

NTT Group will continue its efforts to expand optical access services and to promote the convergence of fixed-line and mobile communications and the partnership and integration of communications and broadcasting.

By efficiently utilizing NTT Group management resources to further enhance upper level services such as Internet connection and portal services as well as services directed towards corporate customers, NTT Group will strive for further development of ubiquitous broadband services. Through such efforts NTT Group will aim to spread its services using the next-generation network, with a goal of 30 million optical access service users by the fiscal year ending March 31, 2011.

Specific business developments directed toward the full-scale dissemination of optical access services include enhanced sales and marketing in collaboration with other companies, enhanced sales of services in package with NTT Group’s “Hikari Phone,” provision of new plans for optical access services that are in line with customer needs, and an improved and expanded lineup of services for corporate customers. Accordingly, NTT Group will continue to make an all-out effort in sales and marketing. With respect to FOMA services, NTT Group will promote increased use of new services such as Push Talk and i-channel, and will strive for greater overall competitiveness through the provision of attractive new products and services, improvement of network quality, and enrichment of after-service. NTT Group will also continue efforts toward securing new sources of revenues by actively developing “iD” and other new services using “Osaifu Keitai,” or “Mobile Wallet,” equipped handsets.

At the same time, NTT Group will work to improve customer service with the goal of strengthening its marketing position in optical access and other services. These improvements will include the establishment of business management systems offering a swift response to orders from customers and a robust support organization. NTT will also continue efforts to enhance managerial efficiency, including through cost reductions.

NTT Group will continue to apply the managerial resources of NTT Group in a proactive and flexible manner and will take advantage of the benefits of NTT’s holding company structure to promote unified research and development of fundamental technologies. NTT will also provide NTT Group companies with advice and other assistance, including assistance with their efforts to obtain cost-effective financing.

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

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice related services, IP/packet communications services, and system integration services. Its telephone network is one of the world’s largest. Telecommunications services provided by NTT Group are divided into the six categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration, and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2004	2005	2006
	(in billions of yen)
Fixed voice related services	¥3,882.2	¥3,578.1	¥3,382.7
% of total operating revenues	35.0%	33.1%	31.5%
Mobile voice related services	¥3,393.9	¥3,216.1	¥3,125.8
% of total operating revenues	30.6%	29.8%	29.1%
IP/packet communications services	¥1,639.6	¥1,772.7	¥1,953.3
% of total operating revenues	14.8%	16.4%	18.2%
Sales of telecommunications equipment	¥713.4	¥688.1	¥592.2
% of total operating revenues	6.4%	6.4%	5.5%
System integration	¥863.0	¥910.3	¥976.6
% of total operating revenues	7.8%	8.4%	9.1%
Other services	¥603.5	¥640.6	¥710.6
% of total operating revenues	5.4%	5.9%	6.6%

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

The following table sets forth certain information concerning NTT Group’s principal facilities and operations as of the dates and for the periods indicated:

	As of March 31,
	2002	2003	2004	2005	2006
	(in thousands)
Regional Communications Business:
(NTT East)
Telephone subscriptions	25,084	25,139	25,264	24,925	23,109
Public telephones	333	285	245	213	187
ISDN(1)	5,851	5,260	4,756	4,425	4,111
INS-Net 64	5,303	4,892	4,391	4,056	3,743
INS-Net 1500(1)	55	37	36	37	37
B FLET’S	12	111	426	885	1,889
FLET’S ADSL	513	1,430	2,283	2,833	3,001
FLET’S ISDN	653	651	514	413	332
Conventional leased circuit services	342	301	267	240	215
High-speed digital circuit services	310	291	249	211	175
ATM services	11	10	8	6	5

(NTT West)
Telephone subscriptions	25,654	25,575	25,674	25,396	23,802
Public telephones	347	299	258	229	206
ISDN(1)	5,299	4,868	4,378	4,042	3,748
INS-Net 64	4,922	4,647	4,162	3,829	3,534
INS-Net 1500(1)	38	22	22	21	21
B FLET’S	6	88	414	779	1,530
FLET’S ADSL	454	1,127	1,806	2,374	2,682
FLET’S ISDN	651	621	466	356	284
Conventional leased circuit services	306	275	247	223	205
High-speed digital circuit services	261	247	213	175	141
ATM services	8	7	6	5	4

Long Distance and International Communications Business:
Packet exchange services	820	836	863	885	844
Frame relay/cell relay services	94	78	56	39	31
Facsimile communications network services	1,345	1,419	1,435	1,385	1,041
OCN	3,039	3,504	4,118	4,640	5,286
IP-VPN	39	64	86	93	98
Leased circuit services	21	17	13	11	9
High-speed digital circuit services	48	42	34	27	22
ATM Services	5	4	2	2	1

Mobile Communications Business:
Mobile phone (mova) services	40,922	43,819	43,283	37,324	27,680
Mobile phone (FOMA) services	89	330	3,045	11,501	23,436
i-mode services(2)	32,156	37,758	41,077	44,021	46,360
PHS services	1,922	1,688	1,592	1,314	771

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of i-mode subscriptions includes subscriptions to both mobile phone mova (23,446 thousand) and mobile phone FOMA (22,914 thousand).

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2006 accounted for 31.5% of NTT Group’s total operating revenues. Fixed voice related services include a portion of the regional communications business segment and long distance and international communications business segment, including telephone subscriptions, ISDN (“INS-Net 64” and “INS-Net 1500”), conventional leased circuits, high-speed digital transmission, and ATM services (ATM Mega Link, ATM Share Link).

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

The rate of decline of fixed-line telephone subscriptions increased in the fiscal year ended March 31, 2006 due to the rise of IP telephone services and CATV telephone services as well as the migration of subscribers to mobile phone services and direct subscriber telephone services provided by other carriers using dry copper lines. On the other hand, with the rise of ADSL and other high speed Internet access services, demand for ISDN services has continued to fall due to such factors as the migration of subscribers from INS-Net 64 to telephone subscriptions and mobile telephone services. As a result, as of March 31, 2006, fixed-line telephone subscriptions decreased by 3,410 thousand from the previous year to 46,911 thousand, and ISDN subscriptions decreased by 608 thousand to 7,859 thousand. As of March 31, 2006, the usage proportions for fixed-line telephone and ISDN subscription services were 78.2% residential and 21.8% business, and 21.1% residential and 78.9% business, respectively.

The following table shows the number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West:

	As of March 31,
	2004	2005	2006
	(in thousands)
(NTT East)
Telephone subscriptions	25,264	24,925	23,109
Public telephones	245	213	187
ISDN(1)	4,756	4,425	4,111
INS-Net 64	4,391	4,056	3,743
INS-Net 1500(1)	36	37	37

(NTT West)
Telephone subscriptions	25,674	25,396	23,802
Public telephones	258	229	206
ISDN(1)	4,378	4,042	3,748
INS-Net 64	4,162	3,829	3,534
INS-Net 1500(1)	22	21	21

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or message area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

The following tables set forth rates (consumption tax not included) currently applied to telephone subscriber services (Type 1, dial tone lines):

Telephone Subscription Fees:    ¥36,000

Subscriber line use fee (base rates per line):
Classification	Level 3	*	Level 2	*	Level 1	*

Residential	¥1,700		¥1,550		¥1,450
Business	¥2,500		¥2,350		¥2,300

*	Classification levels for telephone subscriber service agents are based on the number of subscriber lines subscribed to.

The following table sets forth information regarding intra-prefectural dialing rates of NTT East, NTT West and NTT Communications(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Intra-city area	¥8.5 per 3 min. (¥8.5)	¥8.5 per 3 min. (¥8.5)	¥8.5 per 4 min. (¥8.5)
Adjacent area, up to 20 km	¥ 10 per 90 sec. (¥20)	¥ 10 per 90 sec. (¥20)	¥ 10 per 2 min. (¥20)
20 km—60 km	¥ 10 per 1 min. (¥30)	¥ 10 per 75 sec. (¥30)	¥ 10 per 90 sec. (¥20)
Over 60 km	¥ 10 per 45 sec. (¥40)	¥ 10 per 1 min. (¥30)	¥ 10 per 90 sec. (¥20)

(1)	Amounts in ( ) are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

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

As of March 31, 2006, NTT Group’s market share of MYLINE services combined was 78.2% for intra-city calls, 73.1% for intra-prefectural inter-city calls and 66.4% for inter-prefecture calls.

Direct subscriber telephone services and IP telephone services offered by competitors are expected to have an increasingly greater impact on tariffs and base rates. NTT Group hopes to offset any resulting decrease in revenues by offering “Hikari Phone” as well as IP telephone terminals for users of FLET’S and by actively pursuing IP and broadband opportunities. In the fiscal year ended March 31, 2006, NTT East and NTT West vigorously promoted the provision of “Hikari Phone” and launched a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT East and NTT West introduced mobile IP telephone terminals compatible with wireless LANs that can be combined with “Hikari Telephone Business Type” services. NTT Communications worked to maintain and increase revenues by providing services such as “PL@TINUM LINE,” a discount service for domestic, international, and mobile phone calls, and by offering various package solutions such as Free Dial.

For the fiscal year ending March 31, 2007, interconnection rates will be ¥5.05 for three minutes for GC interconnection (a decrease of 5.0% as compared to the fiscal year ended March 31, 2006 rate) and ¥6.84 for three minutes for IC interconnection (an decrease of 3.5% as compared to the fiscal year ended March 31, 2006 rate).

While conventional telephone services are communication services for the general public, and allow communication with anybody anywhere, dedicated services in the form of leased circuits are services that directly connect specific points of contact and are used exclusively by the subscribing customers. Also, whereas conventional telephone calls are connected through switchboards with a new circuit established each time communication is made, in the case of dedicated services, stable, high-quality service is continuously provided because the circuits are constantly connected. In addition, for customers using phones above a certain level each month, use of dedicated services can result in significant savings because the fees for dedicated services are fixed monthly charges.

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

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its dedicated service business in order to provide fixed rate, high-quality access services for businesses. However, as a result of the rapid shift of customer needs to IP/packet communication services, such as high-volume, low-cost IP and Ethernet services, combined with the rapid spread of broadband services, the number of dedicated service subscriptions has continued to decline. As of March 31, 2006, NTT East had 175 thousand and NTT West had 141 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 215 thousand and 205 thousand. For NTT Communications, as of March 31, 2006, the number of high-speed digital circuit subscribers and the number of conventional leased circuit subscribers were 22 thousand and 9 thousand, respectively.

The following table sets forth the number of subscriptions to dedicated services.

	As of March 31,
	2004	2005	2006
	(in thousands)
Regional communications business
(NTT East)
Conventional leased circuits	267	240	215
High speed digital circuits	249	211	175
ATM circuits	8	6	5

(NTT West)
Conventional leased circuits	247	223	205
High-speed digital circuits	213	175	141
ATM circuits	6	5	4

Long distance and international communications services
Conventional leased circuits	13	11	9
High-speed digital circuits	34	27	22
ATM circuits	2	2	1

Mobile Voice Related Services

Operating revenues for mobile voice related services in the fiscal year ended March 31, 2006 accounted for 29.1% of overall operating revenues. Mobile voice related services include certain services in the mobile communications business segment such as mobile phone and PHS (partially recorded in IP/packet communications services).

The mobile communications market in Japan has continued to expand, though at a slower pace than in previous fiscal years, and the total number of mobile phone subscribers increased by 5.5% in the fiscal year ended March 31, 2006 to 91,792 thousand as of March 31, 2006.

NTT DoCoMo Group is Japan’s leading provider of wireless communications services, and is one of the world’s largest mobile phone service operators. As of March 31, 2006, NTT DoCoMo Group had a total of 51,144 thousand mobile phone subscribers, an estimated 55.7% share of the domestic market.

The following table sets forth information regarding NTT DoCoMo Group’s mobile phone and i-mode service subscribers and its estimated market share:

	As of March 31,
	2004	2005	2006
	(in thousands)
Mobile phone services	46,328	48,825	51,144
Mobile phone services (mova)	43,283	37,324	27,680
Mobile phone services (FOMA)	3,045	11,501	23,463
i-mode services	41,077	44,021	46,360
i-mode services (mova)	38,080	32,667	23,446
i-mode services (FOMA)	2,997	11,353	22,914
Estimated market share(1)(2)	56.6%	56.1%	55.7%

(1)	Number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions

The following table sets forth selected information concerning monthly usage per subscriber, or minutes of usage (“MOU”), and average monthly revenue per unit, or ARPU, data:

	As of March 31,
	2004	2005	2006
Total average monthly minutes (MOU) per subscriber (FOMA+mova)(1)	159	151	149

Aggregate ARPU (FOMA + mova)(2)(3)	¥7,890	¥7,200	¥6,910
Voice ARPU (FOMA + mova)(4)	5,920	5,330	5,030
Packet ARPU (FOMA + mova)	1,970	1,870	1,880
i-mode ARPU (FOMA + mova)	1,970	1,870	1,870

(1)	MOU (Minutes of Usage): Average communication time per month per user.
(2)	ARPU (Average monthly revenue per unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from the designated wireless services which are incurred consistently each month, such as monthly charges, voice transmission charges and packet transmission charges, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the effect of changes in NTT DoCoMo Group’s rates. The revenue items included in the numerators of ARPU figures are based on U.S. GAAP results of operations.
(3)	International services revenues are included in the computation of ARPU for the fiscal year ended March 31, 2006. International services revenues are not included in the computation of ARPU for the fiscal years ended March 31, 2005 or March 31, 2004. The portion of ARPU constituted by international services, calculated based on international services revenues, was ¥20 for each of the fiscal years ended March 31, 2004 and March 31, 2005.
(4)	Includes circuit switched data transmissions.

Aggregate ARPU (FOMA + mova)=Voice ARPU (FOMA + mova) + Packet ARPU (FOMA + mova)

Voice ARPU (FOMA + mova): Voice ARPU (FOMA + mova) Related Revenues (monthly charges, voice transmission charges) / No. of active mobile phone subscribers (FOMA + mova)

Packet ARPU (FOMA + mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active mobile phone subscribers (FOMA + mova)

i-mode ARPU (FOMA + mova)[2]: i-mode ARPU (FOMA + mova) Related Revenues (monthly charges, packet transmission charges) / No. of active mobile phone subscribers (FOMA + mova)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results: Sum of No. of subscribers* for each month from April to March
* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

Notes:

1.	Revenue and number of subscriptions for communications module service are not included in the calculation of ARPU and MOU.
2.	i-mode ARPU (FOMA + mova, FOMA and mova) is calculated based on total number of FOMA + mova, FOMA and mova subscriptions, respectively, regardless of whether or not i-mode was used.

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding mova services:

	As of March 31,
	2004	2005	2006
Total average monthly minutes (MOU) per subscriber (mova)	158	138	122

Aggregate ARPU (mova)	¥7,830	¥6,800	¥5,970
Voice ARPU (mova)	5,890	5,160	4,680
i-mode ARPU (mova)	1,940	1,640	1,290

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active mobile phone subscribers (mova)

i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active mobile phone subscribers (mova)

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

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding FOMA services:

	As of March 31,
	2004	2005	2006
Total average monthly minutes (MOU) per subscriber (FOMA)	219	229	202

Aggregate ARPU (FOMA)	¥10,280	¥9,650	¥8,700
Voice ARPU (FOMA)	6,900	6,380	5,680
Packet ARPU (FOMA)	3,380	3,270	3,020
i-mode ARPU (FOMA)	3,240	3,220	2,980

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active mobile phone subscribers (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active mobile phone subscribers (FOMA)

i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active mobile phone subscribers (FOMA)

No. of active subscribers used in ARPU/MOU calculations are as follows:

FY Results: Sum of No. of subscribers* for each month from April to March
* subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

MOU (FOMA+mova) decreased compared to the fiscal year ended March 31, 2005 from 151 minutes per month for the fiscal year ended March 31, 2005 to 149 minutes for the fiscal year ended March 31, 2006. ARPU (FOMA+mova), which has been decreasing over the past few years, continued to decline. The primary reasons for this decline include expanded penetration among low-use customers and the use by many subscribers of i-mode mail instead of voice communications. Also, in order to maintain current subscribers, NTT Group has increased discount services and expanded fixed rate plans for packet transmission. These measures had the effect of further decreasing ARPU. For the fiscal year ended March 31, 2006, aggregate ARPU (FOMA+mova) decreased from ¥7,200 in the fiscal year ended March 31, 2005 to ¥6,910.

a.    Mobile Phone Services

Mobile Phone (mova) Services

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

Mobile Phone (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DoCoMo Group recognizes that further development and expansion of FOMA services is one of the most critical issues for the fiscal year ending March 31, 2007. As of the end of March 2006, the number of FOMA subscriptions was 23.46 million, and the shift from mova to FOMA is expected to continue in the fiscal year ending March 31, 2007.

NTT DoCoMo Group, while working to improve service quality in areas where FOMA is already available, has continuously expanded the FOMA service area. As a result of this expansion, as of March 31, 2006, FOMA services are available to nearly 100% of the total population, covering virtually all cities in Japan.

Some revenues from FOMA are included in IP/packet communications services revenues.

NTT DoCoMo Group’s mobile phone business revenues are generated primarily from fixed monthly plan rates, usage rates for outgoing calls, revenues from incoming calls and rates for optional value-added services and features. Over the past few years, as the competition for subscribers has increased, usage rates and monthly rates have been significantly reduced. Currently, NTT DoCoMo Group’s mobile phone subscribers pay (i) an activation fee, (ii) a fixed monthly plan charge based upon the plan chosen, (iii) usage or per call rates which vary according to duration of the call and the particular plan chosen, and (iv) additional monthly service fees for miscellaneous extra services.

One of NTT DoCoMo Group’s basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. As customer usage varies from month to month, prepaid usage amounts may remain unused in months in which usage is low. NTT DoCoMo Group has introduced from November 2003 its new “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, NTT DoCoMo Group offers various discounts, including family discounts and long-term subscriber discounts. The prepaid usage amounts will not change even after a discount for monthly rates has been applied. In the fiscal year ended March 31, 2006, a number of measures were taken with regard to rates. These included unifying payment structures for FOMA and mova services and introducing new easy-to-understand payment plans. In addition, under the new payment plans, when a customer chooses to join the new “Ichinen Discount” billing plan, the discount rate on basic usage fees increases according to the number of years the subscription has been maintained (beginning with the second year), gradually increasing to a 25% discount after 10 years. Furthermore, by combining the new “Ichinen Discount” plan with the “Family Discount” plan, customers can reduce their basic usage fees by up to 50%. On December 1, 2005, NTT DoCoMo Group introduced the “Fami-Wari Wide” discount plan targeting children who are junior high school age or younger, seniors aged 60 or older and “Hearty Discount” (a discount plan specifically for disabled persons) subscribers, which combine with the Family Discounts to provide even greater savings. On March 1, 2006, NTT DoCoMo Group introduced “Fami-Wari Wide Limit,” under which subscribers can make out-going calls up to a pre-determined fee limit. Also, NTT DoCoMo Group expanded application of “Pake-Hodai,” a fixed rate service for packet transmission using i-mode.

b.    PHS Services

NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but in some cases PHS services cannot be used in fast-moving automobiles or trains.

The number of PHS subscribers as of March 31, 2005 was 1,314 thousand, but this number decreased to 771 thousand as of March 31, 2006.

The following table sets forth information regarding NTT DoCoMo Group’s PHS subscribers and its estimated market share:

	As of March 31,
	2004	2005	2006
PHS subscriptions (in thousands)	1,592	1,314	771
Estimated market share	31.0%	29.4%	16.4%

The number of subscriptions declined overall, mainly as a result of a decrease in subscriptions for voice services, and it is expected that the number of subscriptions for card-type wireless Internet access devices will also decline as mobile phone service becomes increasingly fast and multifunctional. For these reasons, NTT DoCoMo Group stopped accepting new subscriptions to PHS services as of the end of April 2005 in order to concentrate its business resources on FOMA services. Based on subsequent review of the usage trends of its subscribers, in January 2006, NTT DoCoMo decided to terminate its PHS services sometime between October and December 2007.

IP/Packet Communications Services

Operating revenues from IP/packet communications services accounted for 18.2% of NTT’s total operating revenues for the fiscal year ended March 31, 2006. These services are included partly in NTT Group’s regional communications business segment, in part in the long distance and international communications business segment, and in part in the mobile communications business segment.

Data transmission services included in the regional communications business segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “B FLET’S,” based on fiber-optic communications, and other fixed rate Internet access services, as well as high value-added services that run on FLET’S networks (dedicated prefectural IP relay networks built by NTT East and NTT West which connect access services such as “B FLET’S” and “FLET’S ADSL” to the Internet and other networks).

The following table sets forth information regarding IP/packet communications subscriptions of NTT East and NTT West:

	As of March 31,
	2004	2005	2006
	(in thousands)
(NTT East)
B FLET’S	426	885	1,889
FLET’S ADSL	2,283	2,833	3,001
FLET’S ISDN	514	413	332
(NTT West)
B FLET’S	414	779	1,530
FLET’S ADSL	1,806	2,374	2,682
FLET’S ISDN	466	356	284

Beginning in December 2000, NTT East and NTT West began full-scale provision of “FLET’S ADSL.” This is a fixed rate service with maximum download rates of 47 Mbps (for lines shared with telephones) NTT East currently charges ¥2,800 per month and NTT West charges ¥2,980 per month. In the fiscal year ended March 31, 2006, NTT East and NTT West strengthened and expanded their service offerings, for example through the introduction of “FLET’s ADSL Entry,” a service with lower monthly charges offered by NTT East, with the goal of broadening the subscriber base and stimulating demand in the broadband market. As a result, as of March 31, 2006, the number of subscribers to “FLET’S ADSL” had grown to 5,682 thousand, an increase of 474 thousand from the previous year.

NTT East and NTT West began full-scale provision of “B FLET’S” in August 2001. In the fiscal year ended March 31, 2006, the companies began actively developing and adding optional functions for “Hikari Phone,”

implementing limited-time discounts and other marketing measures and aggressively entering into alliances with other companies to take advantage of the favorable broadband environment and expand the use of high value-added content. As a result, as of March 31, 2006, the number of “B FLET’S” subscribers had risen to 3,419 thousand, an increase of 1,754 thousand from the end of the previous year. B FLET’s is a fixed rate service. When multiple users share a line with a maximum speed of 1 Gbps, NTT East currently charges ¥4,100 per month for this service and NTT West charges ¥4,300 per month.

With respect to its video distribution services, in the fiscal year ended March 31, 2006 NTT Group worked to expand its offerings of high value-added content for the broadband environment and to develop multi-channel broadcast services. Furthermore, NTT Group took measures to meet the diversifying needs of its customers, for example, by enlarging the service area of the wide-area Ethernet services offered to corporate customers.

IP/packet communications services handled by the long distance and international communications business include OCN, IP-VPN and frame relay.

The following table sets forth information regarding IP/packet communications subscriptions of NTT Communications:

	As of March 31,
	2004	2005	2006
	(in thousands)
Packet exchange services	863	885	844
Frame relay/cell relay services	56	39	31
Facsimile communications network services	1,435	1,385	1,041
OCN	4,118	4,640	5,286
IP-VPN	86	93	98

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT also offers fixed rate plans for this service regardless of distance or connection time. In the fiscal year ended March 31, 2006, in addition to offering “OCN IPv6,” an integral component for IT home appliances, NTT Communications aggressively marketed “OCN Hikari with FLET’s.” In addition, NTT Communications enhanced the content delivered through “OCN Theater” and “OCN Music Store.”

NTT Communications provides high-speed, high-volume frame relay services under the name “Super Relay FR.” Super Relay FR was deployed as an economical multi-protocol data networking system, but as customers increasingly have migrated to less expensive IP-based services, the number of subscriptions has fallen.

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” using “MPLS.” Arcstar IP-VPN, the IP-based communications of choice for corporations, has been steadily gaining customers, as it actively responds to customers’ ever-increasing needs for broadband and ubiquitous communications. In the fiscal year ended March 31, 2006, NTT Communications responded to diversifying customer needs by commencing a service for corporate customers called “Smart Biz Kit,” which uses FOMA to allow users to safely access company networks from their mobile handsets, and a service called “Management Outsourcing,” which provides integrated management of everything from networks to routers and servers.

IP/packet communications services handled by the mobile communications business segment include i-mode.

i-mode service is a wireless, packet-based Internet-access service using a system that transmits information that has been divided into blocks called packets. Using handsets compatible with NTT DoCoMo Group’s i-mode, subscribers access the Internet by way of i-mode servers. i-mode also enables a full range of voice telephone services. The number of i-mode content providers is increasing and, as of March 31, 2006, there were approximately 6,000 i-mode menu sites and a total of 93,500 general i-mode websites.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 5.5% of NTT’s total operating revenues for the fiscal year ended March 31, 2006. This comprises sales by NTT Group’s regional communications business segment and the mobile communications business segment.

In the regional communications business segment, efforts were focused on commercialization of equipment for FLET’S services and for VoIP services. In the mobile communications business segment, efforts were focused on the sale of the FOMA “P901iTV” series, which enables reception of terrestrial one segment digital television broadcasting services (known as “One Seg”).

System Integration

Operating revenues from system integration accounted for 9.1% of NTT’s total operating revenues for the fiscal year ended March 31, 2006. System integration is included in the long distance and international communications business segment and the data communications business segment.

In the long distance and international communications business segment, during the fiscal year ended March 31, 2006 NTT Communications took steps to enhance customer value by responding to the IT outsourcing needs of businesses. Among other things, NTT Communications supported its customers’ efforts to increase operational efficiency and reduce Total Cost of Ownership (TCO) by developing management outsourcing services covering network hosting, applications, servers and security.

In the data communications business segment, NTT Data continued to promote its new businesses through alliances with client corporations and joint investments. It also strived to improve its sales processes and enhance its business system environment as part of its “initiatives to improve fundamental growth.” These initiatives are comprised of three pillars, namely “marketing strength,” “strengthening system integration competitiveness” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

As part of its “initiatives for further growth,” NTT Data moved forward with initiatives focused on strengthening its marketing and development capabilities in the corporate field, developing leading-edge solution services, and developing and refining the foundation for construction of critical next-generation systems.

Capital Investments

NTT Group’s capital investments for the fiscal year ended March 31, 2006 are shown in the table below:

	Year ended March 31,
	2006	2006
	(in millions of yen)	(in millions of dollars)
Regional communications business	¥912,557	$7,799
Long distance and international communications business	150,949	1,290
Mobile communications business	887,113	7,582
Data communications business	112,146	959
Other services	129,147	1,104

Total	¥2,191,912	$18,734

The capital investment amount shown above is the amount, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “expenditures for acquiring tangible fixed assets” and “expenditures for acquiring intangible fixed assets.”

	Year ended March 31,
	2006	2006
	(in millions of yen)	(in millions of dollars)
Expenditure for acquiring tangible fixed assets	¥1,696,348	$14,499
Expenditure for acquiring intangible fixed assets	463,344	3,960

Total	2,159,692	18,459

Differential with capital investment amount	¥(32,220)	$(275)

NTT Group has shifted its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Capital investment for each segment in the fiscal year ended March 31, 2006 was as follows:

In the regional communications business segment, emphasis was placed on investments directed toward the full-scale propagation of broadband access services. In particular, NTT Group expanded “Hikari Phone” service areas in response to the growing demand for optical access services, and invested in facilities to meet the demands of an enhanced service lineup aimed at providing our customers greater convenience. For fixed-line telephone services which are reaching a mature stage, NTT Group made capital investments with a view to making full use of and achieving greater efficiency from existing facilities, and maintaining fixed-line telephones necessary for the provision of services.

In the long distance and international communications business segment, NTT Group has sought to expand IP network services including OCN services (which reached 5 million subscribers in October 2005), wide-area Ethernet, IP telephone services and integrated VPN. NTT Group has also sought to secure redundant power facilities to provide greater reliability. NTT Group also has responded to customer needs by providing such new services as OCN IPv6 (for individual customers) and Smart Biz Kit. In addition, NTT Group has made cost reductions to streamline and enhance its operating systems with the goal of improving customer service and operating efficiency.

In the mobile communications business segment, investments by NTT Group have been concentrated primarily on the installation of equipment and construction of facilities, such as base stations, switchboards and transmission paths, in order to expand FOMA service areas both indoors and outdoors and improve transmission quality. In addition, NTT Group has worked to further reduce network costs. With respect to its access networks, NTT Group has endeavored to lower procurement costs for equipment, introduce cost effective equipment and improve design and construction. With respect to its core networks, NTT Group has invested in conversion to IP networks, facility consolidation and enhancement of facility capacity.

In the data communications business segment, NTT Group continued to make capital investments primarily in facilities relating to system integration services.

NTT Group records its physical-plant assets as follows:

	As of March 31, 2006
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications business	¥3,996,014	¥452,870	¥1,206,156	¥426,175	¥6,081,215	$51,976
Long distance and international communications business	253,953	41,518	143,450	286,409	725,330	6,199
Mobile communications business	1,719,070	197,094	483,228	1,042,742	3,442,134	29,420
Data communications business	129,704	48,835	103,262	324,378	606,179	5,181
Other services	—	124,201	591,488	190,191	905,880	7,743

Total	¥6,098,741	¥864,518	¥2,527,584	¥2,269,895	¥11,760,738	$100,519

NTT Group forecasts about ¥2 trillion in capital investments for the fiscal year ending March 31, 2007, with expansions and enhancements to IP-based services, such as “B FLET’S” and broadband-related services relating to FOMA. NTT Group will also promote more efficient use of existing infrastructure for mova and other non-broadband-related services. The following is a breakdown of major items by segment:

	Year ended March 31,
	2007	2007
	(in millions of yen)	(in millions of dollars)
Total	¥2,140,000	$18,291

Breakdown (major items)
Regional communications business(1)	¥810,000	$6,923
Long distance and international communications business(2)	110,000	940
Mobile communications business(3)	905,000	7,735
Data communications business(4)	130,000	1,111

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DoCoMo
(4)	Capital investment amount for NTT DATA

The breakdown for each segment is as follows:

•	Regional communications business: ¥501.0 billion in voice transmission services, ¥88.0 billion in data transmission services, and ¥184.0 billion in leased circuit services.

•	Long distance and international communications business: ¥53.0 billion in voice transmission services, ¥14.0 billion in data transmission services, and ¥3.0 billion in leased circuit services.

•	Mobile communications business: ¥754.0 billion in mobile communications services, ¥1.0 billion in PHS services, and other items.

•	Data communications business: ¥107.0 billion in data communications plant and equipment (including software), and other items.

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

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties creating the potential for new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2006, NTT had 525 subsidiaries and affiliated companies.

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

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high-quality services, including universal services, and in addition, are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, payrolls, business administration). This system of regional subsidiaries has the advantage of giving NTT locations throughout Japan, to enable NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services. These outsourcing subsidiaries are involved in the development of new business in the following areas:

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

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three types of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies.

NTT Resonant Inc. (“NTT Resonant”) focuses its activities on the early realization of a resonant communications environment. It serves as the engine for NTT Group’s broadband business, bringing together the development resources of NTT Laboratories and those of the individual NTT Group companies. NTT Resonant is a leading developer of new services, such as high-quality, easy-to-use interactive video communication services, and broadband portal services offering new functions with high added value; it provides these services to the public in collaboration with other NTT Group companies. NTT Resonant is aiming to enhance and broaden its lineup in video communication services, with such products as the Web Visual Communication Tool which enables users to make web-based one click calls. With regard to portal services, NTT Resonant is solidifying its position in the second tier of the main portal sites, by enhancing its search functions and content, developing services such as mobile search and regional information search, and capturing roughly 14,000,000 unique users.

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

The principal business activities of NTT Urban Development Corporation (“NTT Urban Development”) are real estate leasing and sale, along with management of office buildings. Akihabara UDX, construction of which was completed in March 2006, is a multipurpose building containing offices and commercial facilities, as well as IT centers. Serving a variety of functions, it has taken on a central role as the nucleus of the development of Akihabara, as the district transforms itself into a global base for the IT industry. On November 4, 2004, NTT Urban Development was listed on the First Section of the Tokyo Stock Exchange. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares in conjunction with this listing. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

Plala Networks, an NTT East subsidiary, is primarily an ISP business. In July 2004, it started 4th Media, a multi-channel broadcast and video-on-demand service, for users of FLET’S using IPv6 multicast technology. Currently, the 60-channel TV service and the 6,000-title video service (which covers a broad range of titles, including movies, dramas and sports) are distributed to household TVs through dedicated set-top boxes. This service is an important element of B-FLET’S triple play package of Internet access, IP telephone, and video distribution services.

Competition

The implementation of the Telecommunications Business Law in April 1985 introduced competition in the telecommunications service industry. As a result, NTT Group faces competition in virtually all aspects of its business, including the regional communications business, long distance and international communications business, mobile communications business and data communications business segments. Regarding risks associated with competition, please see “Item 3—Key Information—Risk Factors—NTT Group’s market share and revenues may suffer from competition.”

As a result of acquisitions and affiliations among competitor companies, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment.

NTT Group is moving aggressively with the development of its broadband businesses. During the fiscal year ended March 31, 2006, the number of users in Japan of optical access, ADSL and cable access reached 23.29 million customers (as of the end of March 2006), indicating that the broadband age has arrived. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices. NTT Group has been working to promote the use of optical access services by expanding its service areas and services available for its “Hikari Phone” service and by strengthening sales through partnerships with Internet service providers and broadcasters. Furthermore, in an effort to stimulate increased demand for optical access services, NTT Group has been working to enhance its video distribution services through the development of high value-added content for the broadband environment and multi-channel broadcast services. However, a variety of businesses such as other carriers and cable television providers are offering triple play service packages combining Internet access, IP telephone and video distribution services.

In the fixed-line telephone service market, the transition from existing fixed-line telephone services to IP telephone services is progressing, and as the market size contracts, competition continues to be intense, including competition in base rates. With the spread of direct subscriber telephone services using dry copper lines, NTT East and NTT West have worked to lower their fees, for example, by reducing base rates and introducing new discounts on call rates in January 2005. In addition, NTT Group has reduced its telephone subscription fees in response to changes in the business environment which include a decline in the importance of raising funds to enable the timely development of the fixed-line network (which was originally the principal purpose of the telephone subscription fees), and the provision by other carriers of direct subscriber telephone services which do not require initial fees comparable to NTT Group’s telephone subscription fees. Some subscribers have filed claims or made demands for a refund of telephone subscription fees paid by them, and further claims or demands may be made. NTT Group believes that it has no obligation to provide any refund as the telephone subscription fees were charged on the assumption that no refunds would be made.

In the corporate market for IP telephone services, on the other hand, introduction of IP Centrex services (a type of IP telephone service for corporate users which provides outsourcing of server maintenance and operation) has accelerated as more companies start to use IP telephone services. In the residential market, IP telephone services provided by ADSL providers and ISPs using the 050 calling code (the IP telephone code) have been expanding. In the fiscal year ended March 31, 2006, optical IP telephone services that allow use of existing fixed-line telephone numbers grew in both the corporate and residential markets. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information was introduced. NTT Group has responded to such developments by actively promoting the “Hikari Phone” service and by launching a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT East and NTT West implemented a variety of measures to meet the diversifying needs of their customers including introduction of mobile IP telephone terminals compatible with wireless LANs that can be combined with “Hikari Telephone Business Type” services.

In the fixed-line inter-prefectural market, NTT Communications has focused on sales of “PL@TINUM LINE,” a service with lower domestic, international, and mobile call rates. Because of this, NTT Communications’ share of MYLINE registrations has been increasing, reaching 66.4% as of the end of March 2006 (an increase of 5.7% over the previous year). NTT Communications’ primary competitors in the inter-prefectural market include KDDI and Japan Telecom; in addition, direct subscriber telephone services using dry copper lines and businesses providing IP telephone services—both of which are not subject to the MYLINE registration system—are also competitors in this market.

In the intra-prefectural communications market, market shares for NTT East and NTT West for MYLINE registration are set forth in the table below. There is intensive competition in these markets. NTT Group’s primary competitors in the local market are K-Opticom in the Kansai region, QTNet in Kyushu, as well as KDDI, Japan Telecom and other companies that entered the intra-city communications market in May 2001. As with inter-prefectural communications, in the intra-prefectural communications market NTT East and NTT West are suffering from a reduction in revenues from usage and competition in base rates as providers of direct subscriber telephone services using dry copper lines and providers of IP telephone services, who are not participants in the MYLINE registration system, increase their subscriber base.

The following table shows intra-prefectural communications market shares based on MYLINE registrations for NTT East, NTT West and NTT Communications:

	As of March 31,
	2005	2006
Intra-city:
NTT East	69.3%	68.2%
NTT West	72.0%	69.9%
NTT Communications	3.4%	9.1%
Intra-prefectural inter-city:
NTT East	62.8%	62.5%
NTT West	64.9%	63.9%
NTT Communications	4.3%	9.9%

There are three principal wireless services providers in Japan: NTT DoCoMo Group, KDDI Group (including TU-KA Group) and Vodafone. As of March 31, 2006, on the basis of number of subscribers, NTT DoCoMo Group had significantly more subscribers for its wireless services (approximately 51 million subscribers) than did KDDI Group (approximately 25 million subscribers). In the fiscal year ended March 31, 2006, NTT DoCoMo Group also had a slightly higher net increase in subscriptions than KDDI Group did for its “au” services. As of March 31, 2006, the estimated market share for the three providers was: 55.7% for NTT DoCoMo Group, 27.7% for KDDI Group (including TU-KA Group) and 16.6% for Vodafone.

The competitors of i-mode are “EzWeb” provided by the KDDI Group and “Vodafone live!” provided by Vodafone. As with i-mode, KDDI’s “EzWeb” and Vodafone’s “Vodafone live!” services allow their users to connect to the Internet, send color images and utilize navigation programs. NTT Group expects increasing competition in these areas.

With regard to 3G services, in October 2001, NTT DoCoMo Group commenced W-CDMA services ahead of all other competitors. As of the end of March 2006, NTT DoCoMo Group had roughly 23.5 million subscribers to its 3G services. Competition has become intense in the 3G market. In April 2002, the KDDI Group started a CDMA 2000 1x 3G service in Japan’s major cities. As of March 31, 2006, KDDI’s 3G had approximately 21.8 million subscribers. Vodafone provides a service that, like NTT DoCoMo Group’s, employs W-CDMA technology. As of March 31, 2006, Vodafone’s W-CDMA service had approximately 3.0 million subscribers.

In the PHS market, NTT DoCoMo Group’s competitors are the Willcom Group and ASTEL Group. Willcom Group remains the leader among the three PHS operators with approximately 83.0% of the market share of PHS subscribers as of March 31, 2006. NTT DoCoMo Group is second with approximately 16.4% market share and ASTEL Group has an approximately 0.6% market share. With the decrease in handset prices and prices of mobile phone services, many PHS subscribers are switching to mobile phone services, causing the PHS market to shrink. A decline in subscriptions for voice services resulted in an overall decrease in subscribers, and it is expected that the number of subscriptions for card-type wireless Internet access devices will also decline as mobile phone service becomes increasingly fast and multifunctional. For these reasons, NTT DoCoMo Group stopped accepting new subscriptions to PHS services at the end of April 2005 in order to concentrate its business resources on FOMA services. Based on subsequent review of the usage trends of its customers, in January 2006, NTT DoCoMo decided to terminate its PHS services sometime between October and December 2007.

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

Regulations

General

The MIC is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo Group companies are regulated by the MIC under the Telecommunications Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

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

Review of the NTT Law

Amendments to the NTT Law were implemented in July 1999, under which NTT was reorganized as a holding company. The amended NTT Law provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more of the total number of issued Shares*, and restricts foreign ownership to less than one-third of the total voting rights of NTT’s Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister of Internal Affairs and Communications with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT

East and NTT West are also required to obtain the approval of the Minister to offer regional telecommunications services outside their service areas. Following the 2001 revision of the NTT Law, they can engage in businesses utilizing their equipment or technology and employees; however, in such cases, they must obtain approval of the Minister. In addition, NTT, NTT East and NTT West need the Minister’s approval to: issue new Shares or debentures coupled with rights to acquire new Shares (with certain exceptions); change the articles of incorporation; or merge or dissolve each company. Approval of the Minister is also required for the distribution of surplus (except disposition of loss) of NTT, and NTT East and NTT West need the Minister’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the Minister within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

*Pursuant to the Article 13 of the Supplementary Provisions to the NTT Law, at present, increases in the number of Shares due to new share issuances are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold.

The government and ruling parties agreed (as released on June 22, 2006) to commence in 2010, after evaluating the deployment of broadband access and the progress of NTT’s medium-term management strategy, discussion of the issues concerning NTT Group’s structure, and to make determination promptly thereafter. However, it is unclear at this time what direction the discussions might take, or what effect the outcome of such discussions might have on the NTT Group.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this annual report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	NTT must own 100%
Issuance of new Shares	Minister approval(1)(2)	Minister approval
Foreign ownership (percentage of voting rights)	Less than one-third	NTT must own 100%
Appointment of directors and corporate auditors	Minister approval	Non-Japanese cannot be appointed
Change to the articles of incorporation	Minister approval(3)	Minister approval
Distribution of surplus (except disposition of loss)	Minister approval(1)	Unregulated
Business operating plan	Minister approval(1)	Minister approval(1)

(1)	Subject to consultation with the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

The Telecommunications Business Law

The Telecommunications Business Law gives the Minister of Internal Affairs and Communications the authority to regulate telecommunications companies.

Under the NTT Law, NTT East and NTT West are subject to regulation as telecommunications businesses responsible for providing nationwide telephone services. NTT Communications, NTT DoCoMo Group companies, and certain of NTT Group’s other subsidiaries, are also subject to regulation as telecommunications companies.

The following table summarizes certain of the major regulatory requirements under the Telecommunications Business Law:

Government Regulation:

a. Start-up of Business	Large-scale telecommunications businesses: registration with the Minister of Internal Affairs and Communications required Other telecommunications businesses: notification to the Minister required

b. Rates/Agreements

Basic telecommunications services(1): notification to the Minister required

Designated telecommunications services(2): notification required to the Minister of security tariff

Specified telecommunications services(3): price cap regulations are imposed, and approval of the Minister is required when a business proposes to increase rates above the price cap(4)

c. Articles of Interconnection Agreements	Approval from the Minister required (as to Category I-designated facilities) Notification to the Minister required (as to Category II-designated facilities)

d. Foreign Capital Participation	Unregulated(5)

(1)	Services that must be provided universally across Japan because they are regarded as essential to the lives of people in Japan.
(2)	Services that are provided by a telecommunications business using a Category I-designated facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate,” based on consideration of various factors, including the fact that alternative services are not being sufficiently provided by other telecommunications carriers.
(3)	Designated telecommunications services determined to have a major effect on the interests of users, in light of the content of such services, the range of users and other factors.
(4)	Price cap regulations are imposed with respect to specified telecommunications services, and approval of the Minister of Internal Affairs and Communications is required when a carrier proposes to increase rates above the price cap.
(5)	Excluding NTT, as to which capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•	Notification to the Minister of Internal Affairs and Communications is required in cases where the index for rates for specified telecommunications services (telephone, ISDN, leased circuit services) provided by a telecommunications company that has Category I-designated facilities is at or below the standard rate index for which information is given by the Minister; approval of the Minister is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities subject to this requirement at present are NTT East and NTT West.

•	When fees relating to specified telecommunications services are set, notification is required to be made to the Minister at least 14 days prior to implementation (seven days prior when it is clear that the rate index after rate changes is at or below the standard rate index).

On June 30, 2005, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2005. The index for telephone subscriber services and ISDN services was set at 92.7, and the index for leased circuit services was set at 88.3 for NTT East and 89.5 for NTT West, with a base index of 100.0 being the rates for these services at the reference time of April 2000. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations.

Currently, the Telecommunications Council is in deliberations regarding the standard rate index for the year starting October 1, 2006. According to the released proposal, the index for telephone subscriber services and ISDN services will be set at 92.7, and the index for leased circuit services will be set at 87.6 for NTT East and 88.5 for NTT West. The actual rate index for both NTT East and NTT West is below the standard rate index.

For a discussion of rates currently applied to NTT Group’s telephone and ISDN services, see “Item 4—Information on the Company—Principal Business Activities.”

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Category I “designated telecommunications facilities,” establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister of Internal Affairs and Communications) entered into with other carriers. Among other things, the Minister’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce an LRIC Methodology for the calculation of interconnection rates. In May 2000, the amended Telecommunications Business Law was passed, providing for the introduction of an LRIC Methodology. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from the fiscal year ended March 31, 2001 through the fiscal year ended March 31, 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the IC interconnection charge by 60.1%, in each case as compared to the fiscal year ended March 31, 1999.

Subsequently, revision of the LRIC Methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review. Following this review, the GC interconnection charge for the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2005 was set at ¥4.37 (a decrease of 3.1% as compared to the fiscal year ended March 31, 2003 rate) and the IC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to the fiscal year ended March 31, 2003 rate) (in each case for three minutes), and a post-facto adjustment mechanism for access charges was introduced (pursuant to which the GC interconnection charge is subject to adjustment when actual traffic differs substantially from the volume of traffic during the base period, i.e., the latter half of the fiscal year ended March 31, 2002 and the first half of the fiscal year ended March 31, 2003) for calculation of interconnection charges. Some competing carriers that were required to pay these interconnection rates to NTT East and NTT West filed an administrative suit against the MIC to have that approval revoked, arguing that the decision- making process was not transparent. These claims of competitors were rejected by the Tokyo District Court in April 2005, and in the following month, final judgment in the matter was handed down.

Based on the adjustment mechanism described above, payment adjustments for the fiscal years ended March 31, 2004 and 2005 were made, and the adjusted GC interconnection charge for the fiscal year ended March 31, 2004 was ¥4.80, and the adjusted IC interconnection charge for the fiscal year ended March 31, 2004 was ¥5.79. The adjusted GC interconnection charge for the fiscal year ended March 31, 2005 was ¥5.13, and the adjusted IC interconnection charge was ¥6.12.

A method for calculating connection fees for the three fiscal years commencing with the fiscal year ended March 31, 2006 was determined based on the October 2004 report of the Telecommunications Council. Following this determination, the fiscal year ended March 31, 2006 interconnection charges were set at ¥5.32 for GC interconnection and ¥7.09 for IC interconnection.

NTT East and NTT West filed for approval of interconnection charges for the fiscal year ending March 31, 2007, with the GC interconnection charge set at ¥5.05 (a decrease of approximately 5.0% from the previous year)

and the IC interconnection charge set at ¥6.84 (a decrease of approximately 3.5% from the previous year) (both for three minutes), and approval of the Minister of Internal Affairs and Communications was received in March 2006. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2007 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council held that over a five-year period, NTS costs should be gradually removed from interconnection rate costs and should be recovered instead from the base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone services, raising base rates due to an increase in base costs may not be feasible. For this reason, it is expected that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

For connection charges for the fiscal year ending March 31, 2009 and beyond, NTT Group is asking for discontinuation of the LRIC Methodology in favor of a system which enables the recovery of actual costs. However, the system is to be reviewed by the MIC and the Telecommunications Council, and the direction and effects of such review remain uncertain at this time.

Other Regulatory Developments

Other recent regulatory trends in the field of telecommunications are as follows:

Review of the Rules of Competition

At an informal meeting with the Minister of Internal Affairs and Communications, the rules of competition were addressed. The discussion at the meeting focused on new issues such as the need for smooth interconnection between IP networks, the development of a framework for Mobile Virtual Network Operators (an “MVNO” is an operator that provides mobile communication services using the facilities of a different mobile network operator), and the promotion of competition at the handset sales level. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations in light of such conclusions, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on the NTT Group are unclear at this time.

Interconnection Rates (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenues from dark fiber interconnection charges are lower than the actual cost. Carriers associated with power companies have installed their own optical fiber and have initiated and expanded their own optical fiber services. These actions have resulted in increased competition in the construction of optical fiber networks. For these reasons, NTT has requested that the obligation to make fiber lines available be reviewed by all interested parties. At present, it is unclear whether any review will occur.

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

The MIC established a panel in May 2005 to study the necessary changes and plans to hold discussions with NTT East and West, certain other carriers and electric power companies that own the telephone poles. In July 2005, the MIC announced efforts to streamline procedures for allowing third party carriers to use telephone poles. Currently, trial implementations of the simplified procedures are being carried out at related businesses, and based on those results, the MIC plans to coordinate efforts for actual implementation.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law.

A Universal Service Fund (“USF”) was established in June 2002 for the purpose of serving as a source for funds to pay for costs associated with providing mandatory universal service. To date, however, no monies have ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers start to use dry copper lines to provide direct subscriber telephone services, and as competition intensifies in regions with high margins for fixed-line services, including universal service, it is expected that NTT East and NTT West’s ability to offset the costs of universal service will deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as businesses eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West, as NTT Group members, will receive subsidies, and NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF. However, because specific amounts of the subsidies and contributions have not yet been calculated by the universal service support organization designated by the Minister of Internal Affairs and Communications, the specific effects from activation of the USF system are uncertain at this time.

Effect of the Prohibited Activities Regulations

According to the 2001 revisions to the Telecommunications Business Law, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from the improper handling of interconnection information and the use of such information for reasons other than its intended purpose. Furthermore, officers of NTT East and NTT West are prohibited from also serving as officers of specified related businesses (at present, NTT Communications has been designated as such) (i.e., a firewall is set up between the companies). NTT East and NTT West are obligated to prepare, obtain the Minister of Internal Affairs and Communications’ approval and publish their articles of interconnection agreements. NTT DoCoMo is obligated to prepare, notify the Minister and publish its articles of interconnection agreements.

With the spreading use of broadband, technological innovations have made it possible to provide bundled services that until now had been separate. These include services similar to broadcasting, in which customers can watch movies over a broadband Internet connection and services which integrate fixed-line services with mobile phone services. It is expected that integrated services of this type will increase in the future.

However, NTT East, NTT West and NTT DoCoMo Group companies are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, NTT East, NTT West and NTT DoCoMo Group companies may not give preferential treatment to another carrier. As a result, the provision of integrated services exclusively to telecommunications companies within NTT Group is limited by these prohibited activities regulations. NTT Group intends to respond to market needs for integrated services, while maintaining compliance with these prohibited activities regulations and other requirements for fair competition. If these regulations require stricter compliance than is anticipated, this may delay the timing of the provision of these services by NTT Group or result in other adverse consequences.

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004, and evaluations of dominance in wireless communications market were made in the fiscal year ended March 31, 2005. In the evaluation for the fiscal year ended March 31, 2006, the review is centered on the fixed-line telephone market. The report is expected in the summer of 2006.

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

Introduction of Number Portability System for Mobile Phones

Based on an April 2004 study report, the MIC announced guidelines regarding mobile number portability deployment in May 2004. In February 2006, the MIC amended its regulations concerning telecommunication numbers and required that mobile phone telephone number portability be deployed no later than November 2006. Because there will be cases where telecommunication carriers will need to discuss and make arrangements for specific methods for achieving cell phone number portability, Antimonopoly Law implications must be kept in mind and, for this reason, in November 2004, the Fair Trade Commission issued a report called, “Cellular Phone Number Portability from the Perspective of the Antimonopoly Law,” in order to prevent violations of the Antimonopoly Law and thus promote fair and free competition in the mobile phone market.

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from the Government to use radio frequency spectrum. Allocation of frequency spectrum is governed by the Radio Law and related statutes and regulations. In January 2002, the MIC (at the time known as the Ministry of Public Management, Home Affairs, Posts and Telecommunications) established a study group on policies for effective frequency spectrum use, and this study group issued its first report in December 2002. The report’s proposals included the introduction of a compensation scheme for licensees who suffer losses resulting from short-term reallocation of spectrum or migration to fiber-optic cables rather than alternative radio frequencies. This proposal was reflected in the proposal for amendments to the Radio Law that passed the Diet in May 2003. The report also proposed a comparative examination system based on market principles and licensing procedures as an alternative to an auction system, as an auction system could be an impediment to the effective use of frequency spectrum, as evidenced by extremely high bids submitted in auctions in the European countries. The study group released a final report in October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fees. This report included proposals to (1) revise the Spectrum User Fee scheme for each type of radio station, and (2) impose new spectrum user fees on Designated Regional Radio Frequencies (frequencies designated for use by a licensee that has established a number of specified radio stations in order to cover a large region). These proposals are intended to ensure that the spectrum user fees paid by each licensee are fairly distributed. The report also proposed allocations of funds for (1) measures designed to help bridge the digital divide including, in particular, a system to provide financial assistance covering the costs of providing cable transmission lines to mobile base stations in rural areas meeting certain criteria, and (2) research and development relating to the efficient use of radio waves. These proposed measures were approved and enacted by the Diet in October 2005, and were reflected in the amended Radio Law which came into force in November 2005 (implementation of the revised spectrum user fee scheme came into force in December 2005).

Review of Government Procurement Policy on Formulation of an Electronic Government Construction

Based on the “Electronic Government Construction Plan,” which was decided in July 2003, the Japanese Government carried out a fundamental review of government-related IT systems, and by the end of March 2006 had formulated an optimization plan regarding most of the systems used by ministries and agencies. This optimization plan calls for, among other things, cost reductions through optimization of operations and systems and the implementation of competitive bidding.

Trends in New Technology

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004 the Institute of Electrical and Electronics Engineers (IEEE) adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was also established. In Japan, consideration has begun of the possible allotment of the 2.5 GHz band to WiMAX and other wireless broadband technologies, and the Telecommunications Council is currently reviewing technical conditions with the goal of issuing a report in November 2006. In addition, the Telecommunications Council issued a report in June 2006 regarding the use of Power Line Communications (“PLC”) (a technology which uses existing power lines to provide high-speed data transmissions) over indoor power lines. Free voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information over the Internet is also spreading among certain Internet users.

Global Businesses

In the international data communications markets, as the use of broadband spreads, it is expected that the realignment and reorganization of businesses will become increasingly active in response to integration of fixed-line and wireless communications. At the same time, the global spread of i-mode and other mobile multimedia services is in full force, and 3G services are also steadily expanding. In addition, with heightened demand from Japanese corporations for IP solutions and the rapid expansion of mobile phone use in China and other countries, the importance of the Asia market is growing. In this environment, joint public / private cooperation between Japan and other Asian countries is expanding, principally in the field of ICT (information and communications technology).

While continuing to fully utilize the business bases it has already built up and its strong alliances with its strategic partners, NTT Group will seek to exploit synergies with its domestic businesses, effectively utilize its group resources and promote cooperation among all of its group companies in order to steadily expand its international operations. NTT Group is striving in particular to further expand its business in China and other Asian markets, where many Japanese companies have established operations and where high growth rates are foreseen. NTT Group also seeks to actively promote, especially in Asia, the movement toward international standards for IPv6 (Internet Protocol version 6), security and encoding and mobile communications.

In the IP/data communications business, NTT Communications will place special emphasis on Asia and will promote its global IP solutions business by developing high value-added services which combine hosting and IT management services with NTT Communications’ existing network services. NTT DoCoMo is pursuing new opportunities in Europe, the United States and Asia and is moving ahead with steady international expansion in alliance with partners of its mobile multimedia services, including i-mode, and 3G services, thereby providing enhanced global roaming capabilities, and a new revenue base in mobile communications related businesses.

NTT Group global businesses are as follows:

(i)	NTT East and NTT West

NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

TT&T Public Company Limited (“TT&T”)

In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T, a telecommunications company in Thailand, with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. Prior to the reorganization, NTT had made cumulative investments worth $180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT held an 18% ownership interest in TT&T, but as a result of the conversion of debt to equity under TT&T’s corporate reorganization plan in September 2001, NTT’s ownership interest in TT&T was reduced to 11.2%. Subsequently, NTT West began selling its 2005 TT&T shares in market transactions, and completed the sale of all of its holdings in July 2005.

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

In September 2003, NTT Finance (UK) Limited signed an agreement under which it sold all its shares of MGTI to P.T. Alberta Telecommunication for $28 million. The sale of stock was completed in January 2004. In March 2005, NTT East resolved to dissolve NTT Finance (UK) Limited and completed the dissolution in March 2006.

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

StarHub Ltd (“StarHub”)

In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia, Singapore Power and British Telecommunication Plc (“British Telecom”), won licenses from the Telecommunications Authority of Singapore to provide public basic telecommunications services, both domestic and international, and public mobile phone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched services in April 2000.

In July 2002, StarHub merged with Singapore Cable Vision Ltd., which provides cable television service and broadband Internet service throughout Singapore. The equity share of NTT Communications became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecom, and Singapore Press Holdings.

StarHub conducted an initial public offering on the Stock Exchange of Singapore in October 2004. Following the sale of a portion of its holdings in the IPO, NTT Communications’ equity in StarHub is currently 10.2%.

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

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Company, a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT, FPC and PLDT’s major shareholders, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of common shares of PLDT after the exchange of shares.

In January 2006, NTT Communications, PLDT, FPC and PLDT’s major shareholders agreed that NTT Communications would sell half its PLDT shares (approximately 12.63 million) to NTT DoCoMo for approximately ¥52.1 billion. This transaction was completed in March 2006 and both NTT Communications and NTT DoCoMo’s ownership interest in PLDT became 7.0%. In February 2006, NTT DoCoMo and Smart Company completed an i-mode license agreement. Going forward, NTT Communications, together with NTT DoCoMo, will look to maintain and develop strategic relations with PLDT, while NTT DoCoMo will introduce i-mode and W-CDMA technology in the Philippines, promote roaming between the Philippines and Japan, and increase its involvement in PLDT’s mobile communications business.

Verio Inc. (“Verio”)

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

In 2005, Verio underwent a restructuring of its United States and European businesses pursuant to which Verio Europe was made a subsidiary of NTT Europe in October 2005 and the global IP network business and dedicated hosting business were transferred to NTT America in December 2005.

(iii)    NTT DoCoMo

KPN Mobile N.V. (“KPN Mobile”)

In July 2000, NTT DoCoMo signed a subscription agreement to acquire for €4 billion (¥407.3 billion at the date of investment) a 15% voting interest in the Dutch mobile communications carrier KPN Mobile for the purpose of promoting mobile multimedia services and 3G services in Europe. In December 2002, NTT DoCoMo decided not to exercise its right to subscribe for new shares. As a consequence, NTT DoCoMo’s voting interest in KPN Mobile decreased from 15% to 2.2%, and many of NTT DoCoMo’s rights under the subscription agreement and the shareholders’ agreement were terminated.

In November 2001, NTT DoCoMo signed a license agreement with KPN Mobile and its parent company, Koninklijke KPN N.V. (“KPN”), under which NTT DoCoMo provided and licensed technologies to KPN Mobile for the launch of i-mode services in the Netherlands and Belgium. In February 2002, NTT DoCoMo signed an agreement with E-Plus Mobilfunk (“E-Plus”), a subsidiary of KPN Mobile, to provide and license technologies to E-Plus to offer i-mode services in Germany. KPN Mobile The Netherlands B.V. and E-Plus began offering i-mode services in the Netherlands and Germany in April 2002 and March 2002, respectively. BASE, formerly KPN Orange, began offering i-mode services on a commercial basis in Belgium in October 2002.

While the i-mode license agreement with KPN Mobile remains in effect, in October 2005 NTT DoCoMo transferred all of its KPN Mobile shares (approximately 2.2% of KPN Mobile’s outstanding shares) to KPN. In connection with this transaction, KPN agreed, among other things, to continue the smooth operation of the i-mode alliance, by cooperating with NTT DoCoMo with respect to the use of its i-mode-related patents and know-how, and made a payment to NTT DoCoMo of approximately €5 million (approximately ¥700 million at the time of the receipt).

Hutchison 3G UK Holdings Limited (“H3GUK”)

In July 2000, NTT DoCoMo agreed to invest £1.2 billion (approximately ¥184.6 billion at the date of investment) in H3GUK as part of a business alliance with Hutchison Whampoa Limited (“HWL”).

On June 23, 2005, NTT DoCoMo completed the sale of its entire 20% equity stake in H3GUK for £120 million in cash (approximately ¥23.8 billion at the date of the sale), thereby terminating NTT DoCoMo’s capital investment in H3GUK. Currently, there are no financial agreements between NTT DoCoMo and H3GUK other than those mentioned above.

Far EasTone Telecommunications Co., Ltd. (“Far EasTone”)

In November 2000, NTT DoCoMo agreed to invest approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”). KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, NTT DoCoMo aimed to provide advanced wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on its i-mode technology and business model. In June 2001, NTT DoCoMo signed an i-mode license agreement with KG Telecom to license its intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, NTT DoCoMo increased its equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing its equity stake to 21.4%. This additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, NTT DoCoMo agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Taiwan’s Far EasTone. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DoCoMo became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash (approximately ¥8 billion at the date of receipt).

At that time, NTT DoCoMo also concluded an agreement with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This alliance enables NTT DoCoMo to secure a more solid base in Taiwan, and will continue to increase economic value via further development of i-mode services and steady realization of 3G business. Far EasTone began i-mode service on Global Packet Radio Service (GPRS) networks in April 2004 and on W-CDMA networks in July 2005.

In March 2004, NTT DoCoMo entered into a consulting agreement with Far EasTone under which NTT DoCoMo provided technical assistance for a network field test and coverage optimization for the introduction of Far EasTone’s W-CDMA 3G service in 2005. In July 2005, Far EasTone began 3G service on W-CDMA networks.

Hutchinson Telephone Company Limited (“HTCL”)

In December 1999, NTT DoCoMo agreed to acquire a 19% equity interest in HTCL in Hong Kong for approximately $410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with HWL with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional $30.44 million (approximately ¥3.7 billion at the date of investment) to increase its equity interest in HTCL by 6.4%.

In July 2001, NTT DoCoMo agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in Hutchison 3G Hong Kong (“H3G HK”) for approximately HK$303,190 (approximately ¥5.0 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, NTT DoCoMo’s interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and H3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. The 3G license was transferred to HTCL in June 2005 and 3G services are currently being provided by HTCL. In June 2006, NTT DoCoMo signed an i-mode license agreement with HTCL to form a strategic partnership under which Hutchison Telecom Hong Kong will launch i-mode services in Hong Kong and Macau by the end of 2006. Under the license agreement, NTT DoCoMo will provide technology, know-how and marketing expertise to the partnership. In addition, NTT DoCoMo also agreed to jointly consider the application of non-contact IC card technology services, known as “Mobile-Wallet” in Japan, on i-mode equipped handsets in Hong Kong and Macau.

KT Freetel Co., Ltd. (“KTF”)

In December 2005, NTT DoCoMo entered into an agreement with Korean mobile communications provider KTF initiating a comprehensive strategic alliance including equity participation. Under this agreement, NTT

DoCoMo invested KRW 564.9 billion (approximately ¥65.1 billion at the date of the investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

As part of the alliance, NTT DoCoMo will provide assistance in support of KTF’s deployment of a nationwide W-CDMA network. The two companies, by jointly offering and developing roaming services, will strive to offer greater convenience and user friendliness to the growing number of travelers between Japan and South Korea. The companies will also aim to offer new services that combine their technical and marketing expertise and to achieve cost reductions through standardization of equipment specifications.

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

As of March 31, 2006, the total balance sheet amount of NTT Group’s fixed assets was ¥36,203.6 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.6%; telecommunications service lines 36.3%; building and structures 15.7%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 5.2%; land 2.4%; and buildings under construction 0.8%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

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

Research and Development

With its focus on developing secure, safe and convenient broadband and ubiquitous services, NTT promoted fundamental research and development primarily into building next-generation network architecture while also working to develop fundamental technologies for the future.

In tests aimed at achieving even greater capacity transmissions over communications networks, NTT succeeded in the world’s first 10 terabit per second transmission, far surpassing conventional optical transmission rates. Further, NTT is focusing research and development efforts on multiplexing and node configurations, which will serve as fundamental technology for the next-generation network. As part of its efforts to expand use of optical access services, NTT also developed an optical fiber cord that can be bent, folded and tied freely and can be easily connected, and other technologies to facilitate the installation of optical fiber in the home. NTT also developed a high-quality interactive video communication service through linkage of fixed-line and mobile communications.

As part of NTT’s efforts to provide customers with greater convenience as use of broadband expands, NTT developed technology for video conferences and other applications that automatically adjusts audio output of speakers to a uniform volume level, regardless of the actual volume of an individual speaker’s output. NTT also developed an easy-to-operate search engine that enables a fast and efficient search of articles of potential interest to a user from among the vast number of blogs and news sites on the Internet. NTT has tested this engine on the “goo” portal site with a view towards commercialization. NTT’s encryption algorithm “Camellia,” which is the result of efforts to help achieve a society where information can circulate safely, has been approved as a standard encryption algorithm for the Internet—the first time that an encryption algorithm has been adopted as an international standard for the Internet.

To sustain continuous business development, NTT is pursuing the development of fundamental technologies attuned to the Group’s long-term business strategy, and NTT is steadily promoting research into quantum computer technology that dramatically boosts performance compared with conventional computers and quantum encryption that NTT hopes will serve as the next-generation encryption technology.

Efforts dedicated towards overcoming social problems through application of information technology include the development of a system that can be easily operated to confirm the safety and condition of victims and report such information during an earthquake, tsunami or other disaster, as well as experiments directed toward the development of remote medical treatment that would allow a patient to be examined and treated remotely, thus addressing some of the nursing care and medical issues facing Japan and its rapidly aging society.

Using NTT’s “Comprehensive Commercialization Functions” program* and with the close collaboration of NTT Group companies, NTT has consistently linked the results of its research and development to commercial applications. NTT has moved forward with the commercialization of Stragex, a storage-centric network designed to prevent information leaks and data loss from theft of computers or malfunctions. NTT has also continued to develop technology that uses optical fibers to sense geological changes and building displacement due to earthquakes and technology that can recognize three-dimensional structures photographed using camera phones.

*	A program under which a producer with his own budget and authority promotes the incorporation of R&D results into the business of NTT operating companies, taking into account the market trends and the needs of the operating companies.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Dramatic changes are taking place in the telecommunications market environment in conjunction with the advance of ubiquitous broadband communications. In the broadband market, which is experiencing continued growth, use of optical access services—the mainstay of the broadband business—continues to expand at an accelerated rate amid intense competition, with the net increase in the number of optical access subscribers now exceeding the net increase in the number of ADSL service subscribers. In the mobile communications market, growth in the overall number of subscriptions remains sluggish, and competition in both fees and services is fierce, but the number of subscriptions for third-generation mobile communications services is increasing steadily due to the introduction of attractive rate plans and discount service options, and application enhancements. The market for conventional fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephone services. Given these circumstances, rate competition, including competition in base rates, is becoming increasingly intense.

Amid such conditions, NTT Group has implemented various measures during the fiscal year ended March 31, 2006 to further promote the development and expansion of optical access services. Specific business activities undertaken during the fiscal year include expansion of service offerings, enhancement of services for “Hikari Phone”, and measures to bolster marketing through collaboration with Internet service providers and broadcasters. With respect to third-generation FOMA mobile communications services, NTT Group introduced new, easy-to-understand rate plans, enhanced its handset lineup and service offerings, and took steps toward the provision of credit card payment services using mobile phones as part of its initiative to promote the diversification of mobile phone use based on the concept of “Seikatsu Keitai” (lifestyle mobile phones), with the goal of securing new sources of revenues. In addition, NTT Group moved forward with efforts to improve convenience for customers and NTT Group’s business efficiency through the development of services representing a convergence of fixed-line and mobile communications, the introduction by NTT East and NTT West of a mutual roaming service for public wireless LAN services, and the sharing of base station facilities among NTT Group companies.

As a result of these activities, for the fiscal year ended March 31, 2006, NTT Group’s consolidated operating revenues amounted to ¥10,741.1 billion (a 0.6% decrease from the previous year). Although NTT Data and NTT Communications posted higher revenues, revenues for NTT East, NTT West and NTT DoCoMo continued to fall. Consolidated income before income taxes and consolidated net income were ¥1,305.9 billion (a decrease of 24.2% from the previous year) and ¥498.7 billion (a decrease of 29.8% from the previous year), but this was largely due to the effect of the ¥501.8 billion gain from NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc. (“AT&T Wireless”) recorded during the prior fiscal year.

Factors Affecting the Company’s Financial Condition and Operating Results

Effects of intensifying competition in the fixed-line telephone services market

The market for conventional fixed-line telephone services is shrinking as a result of the continued transition from fixed-line telephone services to IP telephone services. Given these circumstances, rate competition, including competition in base rates, is becoming increasingly intense. With the spread of direct subscriber telephone services using dry copper lines, NTT East and NTT West have worked to lower their fees for fixed-line telephone services, including the introduction in January 2005 of reductions in base rates and new call discount services. Nonetheless, fixed voice related service revenues declined in the fiscal year ended March 31, 2006 as a result of such discounts and the migration of customers to direct subscriber telephone services operated by competing carriers.

NTT Group anticipates a reduction in revenues from voice-related services as the migration from traditional fixed-line telephone services and dedicated lines to IP telephone services, wide area Ethernet and other low-priced IP services gains momentum. However, NTT Group believes this reduction can be more than offset by increased revenues from IP/packet communications services and expanded revenues from solution services in the data communications business segment.

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West are categorized as telecommunications businesses that have Type I “designated telecommunications facilities.” As such, in each interconnection agreement (fixed forms of contract that are subject to the approval of the MIC) that they enter into with other carriers they are required to establish their rates and conditions for interconnection. Among other things, the MIC’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Japanese Government stated its intention to introduce LRIC Methodology for the calculation of interconnection rates. A technical model for LRIC Methodology was prepared by a study group at what was then known as the Ministry of Posts and Telecommunications, and was then reviewed and accepted by the Telecommunications Council, and in May 2000, the amended Telecommunications Business Law was passed, implementing these changes. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from the fiscal year ended March 31, 2001 through the fiscal year ended March 31, 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the IC interconnection charge by 60.1%, in each case as compared to the fiscal year ended March 31, 1999.

Subsequently, revision of the LRIC methodology model as well as the method for calculating interconnection rates based on the revised model was taken under review. Following this review, the GC interconnection charge for the fiscal years ended March 31, 2004 and 2005 was set at ¥4.37 (a decrease of 3.1% as compared to the rate for the fiscal year ended March 31, 2003) and the IC interconnection charge was set at ¥5.36 (an increase of 11.9% as compared to the rate for the fiscal year ended March 31, 2003) (in each case for three minutes). At the same time, a post-facto adjustment mechanism for access charges was introduced. After giving effect to the post-facto adjustment for the fiscal year ended March 31, 2004, the GC interconnection charge for the fiscal year ended March 31, 2004 was ¥4.80, and the adjusted IC interconnection charge for the fiscal year ended March 31, 2004 was ¥5.79. As a result of the post-facto adjustment for the fiscal year ended March 31, 2005, the GC interconnection charge for the fiscal year ended March 31, 2005 was reset to ¥5.13, and the IC interconnection charge was reset to ¥6.12.

In October 2004, the Telecommunications Council issued a report establishing the calculation methodology for interconnection rates which will apply to each of the fiscal year ended March 31, 2006, the fiscal year ending March 31, 2007 and the fiscal year ending March 31, 2008.

NTT East and NTT West filed for approval of their interconnection charges for the fiscal year ending March 31, 2007 with the GC interconnection charge set at ¥5.05 (a decrease of approximately 5.0% from the previous year) and the IC interconnection charge set at ¥6.84 (a decrease of approximately 3.5% from the previous year) (both for three minutes). Approval from the Minister of Internal Affairs and Communications was received in March 2006. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2007 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council held that over a five-year period, non-traffic sensitive costs (“NTS costs”) should be gradually removed from interconnection rate costs and should be recovered instead through base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone service, raising base rates may not be feasible. For this reason, NTT expects that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

For connection charges for the fiscal year ending March 31, 2009 and beyond, NTT Group is asking for discontinuation of the LRIC Methodology in favor of a system which enables the recovery of actual costs. While this proposed system is scheduled to be reviewed by the MIC and the Telecommunications Council, the direction and effects of such review, if any, remain uncertain at this time.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law. A Universal Service Fund (“USF”) was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing mandatory universal service. To date, no monies have ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers start to use dry copper lines to provide direct subscriber telephone services, and as competition intensifies in regions with high margins for fixed-line services, it is expected that NTT East and NTT West’s ability to offset the costs of universal service will deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as businesses eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West, as NTT Group members, will receive subsidies, and NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF. However, because specific amounts of the subsidies and contributions have not yet been calculated by the universal service support organization designated by the Minister of Internal Affairs and Communications, the specific effects from activation of the USF system are uncertain at this time.

Measures to Strengthen Competitiveness in the Mobile Communications Business

In the mobile communications business, in the fiscal year ended March 31, 2005, NTT DoCoMo promoted its “Customer First” policy, and carried out rate revisions, including expanded discount rates under the Family Discount Plan, in an effort to achieve enhanced competitiveness and further growth. This resulted in a decrease in revenues from mobile phone services, with operating revenues in the mobile communications business segment declining 4.0% from the prior fiscal year to ¥4,844.6 billion. Similarly, in the fiscal year ended March 31, 2006, under the policy of “Customer-focused Management,” NTT DoCoMo implemented strategic rate revisions, enhanced its handset offering and services, strengthened after-sales service, and improved network quality. As a result, the churn rate dropped to below 1% and NTT DoCoMo was the market leader with the largest net increase in market share of subscribers for the year. This increase in subscriptions lead to a moderate rise in revenues from mobile phone services. However, due in part to the decline in revenues from handset sales resulting from a decline in the number of handsets sold, overall operating revenues in NTT Group’s mobile communications business segment declined by 1.6% from the prior fiscal year to ¥4,765.9 billion.

In the fiscal year ending March 31, 2007, while the strategic rate revisions and other measures implemented in the prior fiscal year will place downward pressure on revenues, NTT forecasts that with an expanded subscriber base and increased sales of FOMA handsets, the mobile communications business segment will record an increase in operating revenues for the fiscal year. NTT also forecasts that intense competition in the mobile communications market will persist. NTT DoCoMo will continue to remain “customer-focused” and strive for further enhancements of its core business, and at the same time will seek to reduce costs and secure new sources of revenues in order to achieve sustainable growth in the mobile communications business segment.

Expansion of NTT DoCoMo’s Business Domain

In response to intensifying competition NTT DoCoMo is strengthening its core business and taking initiatives to expand its business activities. The most noteworthy of these expansion initiatives is the establishment of the “Osaifu-Keitai,” or “Mobile Wallet,” and the launch of a credit services business. NTT DoCoMo is seeking to position its mobile phones as a functional tool indispensable to daily life by enabling purchase transaction settlements using mobile phones equipped with non-contact IC chips. In December 2005, NTT DoCoMo launched a credit card brand called “iD.” NTT DoCoMo is using this brand to promote the “Mobile Wallet” concept by providing transaction settlement services through a strategic partnership with Sumitomo Mitsui Card Co., Ltd. Also, by making “Mobile Wallet” equipped handsets compatible with East Japan Railway Company’s “Mobile Suica” service, these mobile phones can now be used as railway tickets and passes as well.

In April 2006, NTT DoCoMo launched its own DCMX credit card service utilizing the “iD” platform. This service, along with the increase in “Mobile Wallet” equipped handsets, is expected to lead to revenue gains. Moreover, NTT DoCoMo believes its mobile credit service has promising growth potential given the comparatively low penetration of credit card usage in Japan and the convenience of using a mobile phone for everyday purchases. While it may take some time for the business to become a steady and reliable source of revenues, NTT DoCoMo will continue to work towards establishing its mobile credit service business as soon as possible.

Overseas Investments

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States, and certain of its affiliates. The merger of AT&T Wireless into Cingular closed on October 26, 2004 with NTT DoCoMo transferring all of its share holdings in AT&T Wireless to Cingular as of that date. As a result of this transaction, NTT Group recognized a gain of ¥501.8 billion and recorded that amount as a gain on sale of affiliated shares for the fiscal year ended March 31, 2005.

On June 23, 2005, NTT DoCoMo completed the sale of its entire 20% equity interest in H3GUK. NTT DoCoMo received a cash payment of £120 million (approximately ¥23.8 billion), and its capital investment in H3GUK was terminated. As a result of the sale of H3GUK shares, NTT Group recorded ¥62.0 billion in non-operating income under “Gains on sales of investments in affiliated companies” (including reclassification of foreign currency translation of ¥38.2 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006.

In October 2005, NTT DoCoMo transferred all of its shares in KPN Mobile (approximately 2.2% of KPN Mobile shares) to KPN, KPN Mobile’s parent company, although the i-mode license agreement with KPN Mobile remains in place. In connection with this transaction, KPN paid NTT DoCoMo €5 million (approximately ¥700 million) and agreed, among other things, to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance through the use of KPN Mobile’s i-mode-related patents and know-how. As a result of this transaction, NTT Group recorded a gain on sale of investment securities of ¥40.0 billion (including a foreign currency translation adjustment of ¥25.6 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006 under “Gains on sales of marketable securities and other investments.” In addition, NTT Group recorded ¥14.1 billion (the difference between the fair value of the shares that were sold and the cash amount received) as a non-cash operating expense in its consolidated statement of income as consideration paid to obtain the benefits to be received by NTT DoCoMo under the agreement.

Asset Impairment Losses at the PHS Business

Having considered the outlook for its PHS business, NTT DoCoMo stopped accepting new subscriptions for PHS services at the end of April 2005. Based on its subsequent review of usage trends of its subscribers, in January 2006 NTT DoCoMo decided to terminate its PHS services sometime between October and December 2007. The PHS business recorded losses in the fiscal year ended March 31, 2006, as it did in the fiscal year ended March 31, 2005. The number of PHS services subscribers was 1,310 thousand as of March 31, 2005 and 770 thousand as of March 31, 2006. Given the direction of the PHS business, NTT Group recognized impairment losses of ¥44.3 billion in the fiscal year ended March 31, 2005, and recorded further impairment losses of ¥1.1 billion in the fiscal year ended March 31, 2006. It is expected that the PHS business will continue to record losses until these services are eventually discontinued.

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

Sale of NTT DoCoMo Shares

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.0% to 62.5%. The resulting gain on sale of ¥49.3 billion was recorded as a part of stockholders’ equity in accordance with NTT’s revised accounting policy for transactions involving changes in ownership interest in subsidiaries which became effective as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest of ¥85.5 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 63.6% to 63.7%, and a resulting increase in interest of ¥3.3 billion was recorded as goodwill as of March 31, 2005.

In August 2004, NTT DoCoMo repurchased a total of 1,815,526 shares for ¥332,241 million. NTT sold 1,748,000 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.7% to 62.4%. The resulting gain on sale of ¥59.3 billion was recorded as a part of stockholders’ equity as of March 31, 2005.

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The resulting increase in interest of ¥29.4 billion was recorded as goodwill as of March 31, 2005.

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest of ¥5.2 billion was recorded as goodwill as of March 31, 2006.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million. NTT Group sold 1,528,658 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.2% to 62.0%. The resulting gain on sale of ¥41.3 billion was recorded as a part of stockholders’ equity as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased 134,374 shares of its common stock for ¥23,999 million in the stock market. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.0% to 62.1%. The resulting increase in interest of ¥7.3 billion was recorded as goodwill as of March 31, 2006.

From May to June 2006, NTT DoCoMo repurchased 283,312 shares of its common stock for ¥49,998 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.1% to 62.5%.

Buy-back of Company Shares

Under the former articles of incorporation of NTT prior to the amendment thereof, as approved at the ordinary general meeting of shareholders of NTT held on June 28, 2006, any buy-back by NTT of its own Shares was required to be submitted to a vote at the ordinary general meeting of shareholders. An upper limit to the number of Shares to be acquired and the acquisition price were set by such meeting. After obtaining the approval of the shareholders, in the intervening period between the approval of the resolution and the next ordinary general meeting of the shareholders NTT was able to buy back its own Shares at various times pursuant to decisions made by the board of directors.

At the ordinary general meeting of shareholders of NTT held on June 27, 2003, approval was received to buy back an additional 200,000 of NTT’s own Shares at a total cost not to exceed ¥100.0 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2004. In accordance with this resolution, NTT acquired a total of 190,460 of its own Shares at a total acquisition cost of ¥99,999 million in the period from October to December 2003. Based on a decision of the board of directors at a meeting held on March 30, 2004, 191,236 of NTT’s treasury Shares (purchased at a total cost of ¥100,391 million) were cancelled.

At the ordinary general meeting of shareholders of NTT held on June 29, 2004, approval was received to buy back 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600.0 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2005. In accordance with this resolution, NTT acquired a total of 800,145 of its own Shares at a total acquisition cost of ¥366,466 million on November 26, 2004.

At the ordinary general meeting of shareholders of NTT held on June 28, 2005, approval was received to buy back 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600.0 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2006. In accordance with this resolution, NTT acquired a total of 1,116,743 of its own Shares at a total acquisition cost of ¥539,387 million on September 6, 2005.

At the ordinary general meeting of shareholders of NTT held on June 28, 2006, approval was received for a resolution amending the articles of incorporation to permit the repurchase of NTT’s own Shares in market transactions by resolution of the board of directors.

Revision of Pension Plan

In June 2003, under the Law Concerning Defined Benefit Corporate Pension Plans, NTT Welfare Pension (Kosei Nenkin) applied to the Japanese Government for relief from its future obligations to disburse the plan benefits representing the substitutional portion, and in September 2003 the approval was granted. Based on the discharge of NTT Group’s future obligations relating to the substitutional portion, net pension cost for the fiscal year ended March 31, 2004 decreased by ¥45.5 billion and welfare pension (Kosei Nenkin) contributions increased by ¥12.5 billion. In regard to the relief from past obligations to disburse plan benefits, which is in the process of application, in accordance with Emerging Issue Task Force Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” no accounting for this change should occur until the completion of the entire transfer. It is undetermined when the entire transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

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

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

Recent Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 16, 2005, which, for NTT Group, is the fiscal year beginning April 1, 2006. The adoption of SFAS 151 will not have an impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R is effective during fiscal years beginning after June 16, 2005, which, for NTT Group, is the fiscal year beginning April 1, 2006. The adoption of SFAS 123R will not have a material impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in SOP 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective during fiscal years beginning after June 16, 2005, which, for NTT Group, is the fiscal year beginning April 1, 2006. The adoption of SFAS 152 will not have an impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 16, 2005, which, for NTT Group, is the fiscal year beginning April 1, 2006. The adoption of SFAS 153 will not have a material impact on the results of operations or financial position of NTT Group.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”) “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 16, 2005, which, for NTT Group, is effective for the fiscal year beginning April 1, 2006. The impact of SFAS 154 will depend on the change, if any, in a future period.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract and its fair value to be examined in accordance with SFAS 133, and provides along with certain other clarifications and amendments to SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring during fiscal years beginning after September 16, 2006, which, for NTT Group, is the fiscal year ending March 31, 2008. The adoption of SFAS 155 will not have an impact on the results of operations or financial position of NTT Group.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156) “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides partial recognition of use by servicers of derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective during fiscal years beginning after September 16, 2006, which, for NTT Group, is the fiscal year ending March 31, 2008. Adoption of SFAS 156 will not have an impact on the results of operations or financial position of NTT Group.

Critical Accounting Policies

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

Revenue Recognition

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect its estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2004, 2005 and 2006 were ¥2,197.1 billion, ¥2,141.7 billion and ¥2,110.9 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Because NTT Group estimated that future cash flows from PHS services would be negative, NTT Group wrote-down the entire carrying value of the long-lived assets related to its PHS business and recognized a non-cash impairment loss of long-lived assets included in mobile communications services segment of ¥44.3 billion for the fiscal year ended March 31, 2005. NTT Group also wrote-down the entire carrying value of the long-lived assets related to the PHS business which NTT Group acquired during the fiscal year ended March 31, 2006. Therefore, NTT Group recognized an impairment loss of long-lived assets of ¥1.1 billion for the fiscal year ended March 31, 2006.

Goodwill and indefinite life intangible assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), NTT Group does not amortize goodwill, including equity method goodwill, but tests these assets for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. NTT Group has also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods and determined that no intangible assets have indefinite lives. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, as well as the strategic significance of the reporting unit to NTT’s business objectives.

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

Employees’ severance payments

The total costs for employees’ severance payments and pension plans represented approximately 1.7% and 1.6% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2005 and 2006, respectively.

The amounts recognized in the consolidated financial statements related to employees’ severance payments and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for severance payments and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2006, the total amount of unrecognized net actuarial loss was ¥317.6 billion. The unrecognized net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For the fiscal years ended March 31, 2005 and 2006, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 30.0%, 25.0%, 20.0%, 15.0% and 10.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2006, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for the fiscal years ended March 31, 2005 and 2006 were approximately 4% and 14%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of the pension benefit obligations. NTT Group used a discount rate of 2.0% for the fiscal years ended March 31, 2005 and 2006. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2006:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(Billions of Yen)
50 basis point increase / decrease in discount rate	- /+2,900	+/-20	+100/-400
50 basis point increase / decrease in expected return on assets	—	-/+120	—

Income taxes

NTT Group records deferred tax assets and liabilities using the effective tax rate for the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the statutory tax rate would increase or decrease income tax expense by approximately ¥26.2 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination is made. At March 31, 2006, NTT had gross deferred tax assets of ¥1,823.0 billion and a valuation allowance of ¥108.5 billion.

Results of Operations

The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005

Operating revenues in the fiscal year ended March 31, 2006 fell 0.6% from the previous year to ¥10,741.1 billion. Despite intense competition, the decline in operating revenues was less than the corresponding decline in the fiscal year ended March 31, 2005. Enhanced sales of B FLET’S and FOMA resulted in an increase in IP/packet communications services revenues. However, there was a decline in revenues from fixed voice related services driven by a reduction in base rates during the fiscal year ended March 31, 2005 as well as a decrease in the number of subscribers, and a decline in revenues from mobile voice related services as a result of strategic rate revisions.

Operating expenses in the fiscal year ended March 31, 2006 decreased by 0.5% from the previous year to ¥9,550.4 billion as a result of NTT’s continued efforts to reduce costs.

Operating income reached ¥1,190.7 billion in the fiscal year ended March 31, 2006, a decline of 1.7% from the previous year.

Other income in the fiscal year ended March 31, 2006 decreased ¥396.9 billion from the previous year to ¥115.2 billion. This was largely due to the ¥501.8 billion gain from NTT DoCoMo’s sale of shares in AT&T Wireless recorded in the fiscal year ended March 31, 2005, despite a ¥62.0 billion and a ¥40.0 billion gain on the sale of shares in H3GUK and KPN Mobile, respectively, recorded as other income in the fiscal year ended March 31, 2006.

As a result, income before income taxes in the fiscal year ended March 31, 2006 decreased by 24.2% over the previous year to ¥1,305.9 billion. Net income decreased by 29.8% to ¥498.7 billion due, in part, to the effect of a ¥19.4 billion impairment loss for JSAT Corporation recorded as “equity in earnings (losses) of affiliated companies.”

Operating revenues for the fiscal year ended March 31, 2006 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. (See Note 17 to the Consolidated Financial Statements)

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2006 decreased by 5.5% from the previous year to ¥3,382.7 billion, accounting for 31.5% of total operating revenues. NTT Group’s fixed voice related services include a portion of telephone subscriber services, ISDN services and dedicated services (conventional leased circuits, high-speed digital circuits and ATM circuits) from the regional communications segment and the long distance and international communications business segment.

Regional Communications Business Segment

The market for fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephone services. Under these circumstances, rate competition, including competition in base rates, has become increasingly severe. In response to the increased competition, NTT Group has worked to lower fees for fixed-line telephone services, including by offering discounts on the base rates to customers who pay fees on multiple lines.

Fixed-line telephone subscriptions decreased in the fiscal year ended March 31, 2006 by 3,410 thousand, falling to 46,911 thousand subscriptions as of March 31, 2006. This decrease was due to a number of factors including the growing popularity of IP telephone services and telephone services that make use of CATV lines, a shift of subscribers to mobile phones and a migration of subscribers to other carriers’ direct subscriber telephone services using dry copper lines. With respect to INS-Net 64 and other ISDN services, as a result of the continued contraction in demand in the wake of the spread of ADSL and other high-speed Internet access services, the number of ISDN subscribers as of March 31, 2006 fell to 7,859 thousand (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts), a decrease of 608 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
(NTT East)
Telephone subscriptions	25,264	24,925	23,109
ISDN subscriptions(1)	4,756	4,425	4,111
INS-Net 64	4,391	4,056	3,743
INS-Net 1500(1)	36	37	37

(NTT West)
Telephone subscriptions	25,674	25,396	23,802
ISDN subscriptions(1)	4,378	4,042	3,748
INS-Net 64	4,162	3,829	3,534
INS-Net 1500(1)	22	21	21

(1)	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

NTT East and NTT West’s market share for Myline registrations continued to shrink. However, NTT Communications’ market share grew as it continued to offer a service called “PL@TINUM LINE,” a discount service for domestic calls (including intra-city and inter-city calls), international calls and mobile phone calls.

	As of March 31,
	2004	2005	2006
Intra-city:
NTT East	69.7%	69.3%	68.2%
NTT West	73.9%	72.0%	69.9%
NTT Communications	0.6%	3.4%	9.1%
Intra-prefectural and inter-city:
NTT East	62.9%	62.8%	62.5%
NTT West	66.1%	64.9%	63.9%
NTT Communications	1.1%	4.3%	9.9%

Access charges for functions subject to calculation under the LRIC Methodology (which dominate the usage of the public networks) for the fiscal year ended March 31, 2006 were ¥5.32 per three minutes for the GC interconnection charges and ¥7.09 per three minutes for the IC interconnection charges. In addition, revenues for the fiscal year ended March 31, 2006 from interconnection charges decreased by ¥1 billion to ¥213 billion for NTT East and increased by ¥2 billion to ¥211 billion for NTT West (including a subsidy from NTT East to NTT West).

Previously, increased demand for the establishment of private networks, such as intranets by corporations and local governments, and the rapid expansion of Internet usage had indicated that NTT could expand the range of dedicated services it supplied in the form of business-oriented high-quality fixed-price access services. However, with the rapid spread of broadband services, a rapid shift is now underway towards a preference for high-capacity, low-priced IP and Ethernet services, and, as a result, the number of dedicated service subscribers continues to decline.

The number of dedicated service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
NTT East:
Conventional leased circuits	267	240	215
High-speed digital circuits	249	211	175
ATM circuits	8	6	5
NTT West:
Conventional leased circuits	247	223	205
High-speed digital circuits	213	175	141
ATM circuits	6	5	4

Long Distance and International Communications Business Segment

The long distance and international communications business segment continued to experience falling revenues due to a decline in the number of fixed-line telephone subscribers, the commencement of direct subscriber telephone services by competing carriers using dry copper lines, and intensifying competition due to the spread of IP telephone services. Amid these developments, NTT Communications made efforts to stimulate revenues by offering the “PL@TINUM LINE” service which provides discounts not only for domestic calls (including intra-city and inter-city calls) but also for international and mobile phone calls, and by capturing mobile revenue from calls made from fixed-line phones to mobile phones. As a result, revenues from fixed voice related services increased compared to the fiscal year ended March 31, 2005.

The following table shows the market share of Myline registrations:

	As of March 31,
	2004	2005	2006
Inter-prefectural	57.5%	60.7%	66.4%
International	53.9%	57.3%	63.5%

The number of dedicated service subscribers decreased due to the shift to less expensive IP/Packet communication services such as VPN services that use wide area Ethernet or the Internet. The number of dedicated service subscribers in the long-distance and international communications business segment is as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
Conventional leased circuits	13	11	9
High-speed digital circuits	34	27	22
ATM circuits	2	2	1

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2006 reached ¥3,125.8 billion, a decrease of 2.8% from the previous year, or 29.1% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova, FOMA and PHS.

Mobile Communications Business Segment

As of March 31, 2006, the number of NTT Group’s mobile phone subscribers for mova and FOMA services reached 51,144 thousand, an increase of 4.7% from 48,825 thousand as of March 31, 2005. The growth rate of NTT Group’s mobile phone subscribers is expected to decline in the future as the growth rate of mobile phone subscribers declines across the domestic market in general. The number of FOMA subscriptions increased to 23,463 thousand as of March 31, 2006 from 11,501 thousand as of March 31, 2005. On the other hand, the number of mova subscribers, which started to decrease during the fiscal year ended March 31, 2004, has further decreased by 25.8% to 27,680 thousand as of March 31, 2006. It is expected that the migration of mova subscribers to FOMA services will continue.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2004	2005	2006
	(in thousands)
Mobile phone services	46,328	48,825	51,144
Mobile phone services (mova)	43,283	37,324	27,680
Mobile phone services (FOMA)	3,045	11,501	23,463
i-mode services	41,077	44,021	46,360
i-mode services (mova)	38,080	32,667	23,446
i-mode services (FOMA)	2,997	11,353	22,914
Estimated market share (1)(2)	56.6%	56.1%	55.7%

(1)	Number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association.
(2)	Including communications module service subscriptions.

Aggregate ARPU of mobile phone service (FOMA + mova) decreased by ¥290 (4.0%) to ¥6,910 in the fiscal year ended March 31, 2006 from ¥7,200 in the fiscal year ended March 31, 2005. While ARPU for voice services decreased by ¥300 (5.6%) to ¥5,030 in the fiscal year ended March 31, 2006 from ¥5,330 in the fiscal year ended March 31, 2005, ARPU for packet transmission services increased by ¥10 (0.5%) to ¥1,880 in the fiscal year ended March 31, 2006 from ¥1,870 in the fiscal year ended March 31, 2005. This trend was primarily attributable to further penetration of mobile phones into lower usage subscriber segments, an increase in subscribers who subscribe to discount programs, and a large number of subscribers using i-mode services instead of making voice calls. Please refer to “Item 4—Information on the Company—Principal Business Activities,” for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In the fiscal year ended March 31, 2006, operating revenues for IP/packet communications services increased 10.2% over the previous year to ¥1,953.3 billion (18.2% of total operating revenues). NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment (e.g., FLET’S ISDN, FLET’S ADSL and B FLET’S), a portion of the services in the long distance and international communications business segment (e.g., OCN, IP-VPN and frame relay services), as well as a portion of the services in the mobile communications business segment such as mova and FOMA.

Regional Communications Business Segment

In the regional communications business market, use of optical access services—the mainstay of the broadband business—continues to expand at an accelerated rate amid intense competition, with the net increase in the number of optical access subscribers now exceeding the net increase in the number of ADSL service subscribers. The total number of subscribers for the overall market as of December 31, 2005 was 14,481 thousand subscriptions for ADSL and other DSL services and 4,637 thousand subscriptions for fiber-optic access services.

NTT Group worked to expand and improve optical access services including by actively promoting the “Hikari Phone” service, and by launching a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT Group implemented a variety of measures to meet the diversifying needs of its customers including expanding the territory for wide-area Ethernet services provided to corporate clients and introducing mobile IP telephone terminals compatible with wireless LANs that can be combined with “Hikari Phone Business Type” services. In the video distribution service business, NTT Group took measures to promote and expand high value-added programming using the broadband environment and to provide multi-channel broadcasting services.

NTT Group also concentrated its efforts on providing fiber-optic access services (e.g., Mega Data Netz, Super Wide LAN, Metro Ether and Flat Ether) and data centers for business users.

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
(NTT East)
B FLET’S	426	885	1,889
FLET’S ADSL	2,283	2,833	3,001
FLET’S ISDN	514	413	332

(NTT West)
B FLET’S	414	779	1,530
FLET’S ADSL	1,806	2,374	2,682
FLET’S ISDN	466	356	284

IP/packet communications services in the regional communications business segment are facing increasing price competition, particularly for fiber-optic access and ADSL services, and the competition among service providers is expected to remain intense.

Long Distance and International Communications Business Segment

In the long distance and international communications business market, services for corporate users, including IP-VAN and wide-area Ethernet, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

In OCN services, NTT Group sought ways to improve customer convenience by putting a concerted effort into sales of OCN Hikari with FLET’S, a menu that caters to OCN’s optical access services, and launched a new OCN IPv6 service which is essential for the operation of intelligent consumer electronic devices. As a result, the number of subscribers steadily increased and as of March 31, 2006, the number of OCN service subscribers reached 5,286 thousand.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2004	2005	2006
	(in thousands)
Packet exchange services	863	885	844
Frame relay/cell relay services	56	39	31
Facsimile communications network	1,435	1,385	1,041
OCN	4,118	4,640	5,286
IP-VPN	86	93	98

Mobile Communications Business Segment

Revenues from packet communications services increased due to a large number of subscribers using i-mode services instead of making voice calls, and the introduction of new services such as “i-channel” which are aimed at promoting i-mode usage. Packet ARPU (FOMA + mova) and the number of i-mode services subscriptions is described in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2006 decreased by 13.9% from the previous year to ¥592.2 billion, and accounted for 5.5% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

In the regional communications business segment, despite efforts to commercialize equipment for IP telephone services and equipment for FLET’S services in response to the expansion of the IP/broadband market, the margin of revenue decline expanded.

Mobile Communications Business Segment

In the mobile communications business segment, revenues declined as a result of a decrease in new subscriptions and other factors, such as an increase in the average length of time that a subscriber retains a handset.

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2006 increased by 7.3% over the previous year to ¥976.6 billion, accounting for 9.1% of total operating revenues. NTT Group’s system integration services include a portion of the services in the data communications business segment and a part of the long distance and international communications business segment.

Data Communications Business Segment

In the data communications business segment, revenues increased as a result of factors including increased systems development sales to corporate customers, expanded outsourcing services for financial institutions, and an increase in the number of consolidated subsidiaries.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, increased activity in areas such as network maintenance and operation and in data centers caused revenues to grow.

Other Businesses

In the fiscal year ended March 31, 2006, operating revenues for other businesses grew 10.9% over the previous year to ¥710.6 billion, and accounted for 6.6% of total operating revenues. NTT Group’s other business revenues principally comprise operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

The fiscal year ended March 31, 2005 compared with the fiscal year ended March 31, 2004

Operating revenues in the fiscal year ended March 31, 2005 fell 2.6% from the previous year to ¥10,805.9 billion. Although revenues from the IP/packet communications services and system integration services rose, revenues from fixed voice related services decreased substantially as revenues continued to trend downward and as NTT East and NTT West reduced their basic charges to strengthen competitiveness. Revenues from mobile voice related services decreased substantially as a result of various pricing measures taken by NTT DoCoMo Group to strengthen competitiveness.

Meanwhile, operating expenses in the fiscal year ended March 31, 2005 increased by 0.6% from the previous year to ¥9,594.7 billion. Despite reductions in depreciation and other capital expenses and improved efficiency in terms of personnel costs, expenditures rose as a result of increased expenditures to enhance marketing of competitive products and PHS business-related impairment charges. Accordingly, operating income in the fiscal year ended March 31, 2005 reached ¥1,211.2 billion, a decline of 22.4% from the fiscal year ended March 31, 2004.

Non-operating income increased ¥545.1 billion in the fiscal year ended March 31, 2005 to ¥512.1 billion. This was due to NTT DoCoMo’s sale of its stock holdings in AT&T Wireless and NTT’s sale of shares in connection with NTT Urban Development’s listing on the First Section of the Tokyo Stock Exchange.

As a result, pre-tax net income in the fiscal year ended March 31, 2005 increased by 12.8% over the previous year to ¥1,723.3 billion, and net income increased by ¥66.3 billion to ¥710.2 billion.

Operating revenues for the fiscal year ended March 31, 2005 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. (See Note 17 to the Consolidated Financial Statements and Statement of Financial Accounting Standards No. 131, “Segment Information.”)

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2005 decreased by 7.8% from the previous year to ¥3,578.1 billion, accounting for 33.1% of total operating revenues.

Regional Communications Business Segment

As the regional communications business market continues to shrink due to the spread of fixed rate, always-on Internet services and IP telephone services, competition in all communications fees (including base rates) is becoming intense, as competing carriers offer direct subscriber telephone services using dry copper lines. In response to the intensified competition, NTT Group has enhanced its competitiveness by reducing base rates and by providing a new service called “Ichirittsu,” a discount call service offering flat rates on intra-prefectural calls.

Fixed-line telephone subscriptions, which had increased during the fiscal year ended March 31, 2004, decreased in the fiscal year ended March 31, 2005 by 617,000 to 50,321,000 as of the end of March 2005, due to a decline in subscribers migrating from INS-Net 64 attributable to the slowdown in growth of ADSL services and migration of subscribers to other carriers’ direct subscriber telephone services. The rate of decline in ISDN services was smaller due to slower growth in ADSL services. The number of ISDN subscribers as of March 31, 2005 fell 667,000 from a year earlier to 8,467,000 (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts).

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2003	2004	2005
	(in thousands)
(NTT East)
Telephone subscriptions	25,139	25,264	24,925
ISDN subscriptions(1)	5,260	4,756	4,425
INS-Net 64	4,892	4,391	4,056
INS-Net 1500(1)	37	36	37
(NTT West)
Telephone subscriptions	25,575	25,674	25,396
ISDN subscriptions(1)	4,868	4,378	4,042
INS-Net 64	4,647	4,162	3,829
INS-Net 1500(1)	22	22	21

(1)	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscriptions, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. As such, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

NTT East and NTT West’s market share for Myline registrations continued to shrink as shown below. However, NTT Communications’ market share grew as it began offering a new service called “PL@TINUM LINE,” a discount service for domestic calls (including intra-city calls), international calls and mobile phone calls.

	As of March 31,
	2003	2004	2005
Intra-city:
NTT East	71.0%	69.7%	69.3%
NTT West	75.2%	73.9%	72.0%
NTT Communications	0.5%	0.6%	3.4%
Intra-prefectural and inter-city:
NTT East	63.7%	62.9%	62.8%
NTT West	66.6%	66.1%	64.9%
NTT Communications	0.9%	1.1%	4.3%

Access charges for functions subject to calculation under the LRIC Methodology (which dominate the usage of the public networks) for the fiscal years ended March 31, 2004 and 2005 decreased 3.1% versus the fiscal year ended March 31, 2003 to ¥4.37 per three minutes for the GC interconnection charges and increased 11.9% to ¥5.36 per three minutes for the IC interconnection charge. In addition, a post-facto adjustment mechanism for access charges was introduced. In the fiscal years ended March 31, 2004 and March 31, 2005, adjustments were implemented because of large variations in traffic volume. The adjusted GC interconnection charge for the fiscal year ended March 31, 2004 was ¥4.80, and the adjusted IC interconnection charge for the fiscal year ended March 31, 2004 was ¥5.79. The adjusted GC interconnection charge for the fiscal year ended March 31, 2005 was reset to ¥5.13, and the adjusted IC interconnection charge was reset to ¥6.12. As a result, revenues for the fiscal year ended March 31, 2005 from interconnection charges decreased by ¥8.8 billion to ¥214.1 billion for NTT East and by ¥6.0 billion to ¥209.0 billion for NTT West (including a subsidy from NTT East to NTT West).

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

Long Distance and International Communications Business Segment

The long distance and international communications business segment continued to experience falling revenues due to a decline in the number of fixed-line telephone subscribers, the commencement of direct subscriber telephone services by competing carriers using dry copper lines, and intensifying competition due to the spread of IP telephone services. Amid these developments, NTT Communications made efforts to maintain revenues by offering a new service called “PL@TINUM LINE” offering discounts not only for domestic calls (including intra-city calls) but also for international and mobile phone calls, and by capturing mobile revenue from calls made from fixed-line phones to mobile phones. As a result, the percentage decline in revenues shrank compared to the fiscal year ended March 31, 2004.

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

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2005 reached ¥3,216.1 billion, a decrease of 5.2% from the previous year, or 29.8% of total operating revenues.

Mobile Communications Business Segment

NTT Group’s mobile phone service subscribers increased by 5.4% from 46,328,000 as of March 31, 2004, to 48,825,000 on March 31, 2005. These numbers include FOMA service subscriptions, which reached 11,501,000 on March 31, 2005, from 3,045,000 on March 31, 2004. Mova subscriptions started declining in the fiscal year ended March 31, 2004 as mova subscribers switched to FOMA service. During the fiscal year ended March 31, 2005, the number of mova subscriptions decreased 13.8% to 37,324,000 as of March 31, 2005.

The following table shows the number of mobile communications subscriptions:

	As of March 31,
	2003	2004	2005
	(in thousands)
Mobile phone services	44,149	46,328	48,825
Mobile phone services (mova)	43,819	43,283	37,324
Mobile phone services (FOMA)	330	3,045	11,501
i-mode services	37,758	41,077	44,021
i-mode services (mova)	37,456	38,080	32,667
i-mode services (FOMA)	303	2,997	11,353
Estimated market share (1)(2)	58.1%	56.6%	56.1%

(1)	Number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association.
(2)	Including communications module service subscriptions.

(i) Aggregate ARPU for mobile phone (FOMA + mova) services decreased by ¥690 (8.7%) to ¥7,200 in the fiscal year ended March 31, 2005 from ¥7,890 in the prior fiscal year. Both Voice ARPU and Packet ARPU decreased in the fiscal year ended March 31, 2005 from the prior fiscal year, by ¥590 (10.0%) to ¥5,330 from ¥5,920, and by ¥100 (5.1%) to ¥1,870 from ¥1,970, respectively. In the fiscal year ended March 31, 2005, NTT DoCoMo implemented various measures to retain subscribers, including rate discounts for the “Family Discount” program, the introduction of “pake-hodai,” (a flat-rate billing plan for unlimited i-mode usage), the reduction of monthly charges for “Packet Pack” billing plans, an upgrade of loyalty point programs, the release of “Mobile Wallet” equipped handsets, and the expansion of the FOMA coverage area, both indoors and outdoors. These measures had a positive impact on NTT DoCoMo’s revenues, as they increased the number of net additional subscribers, but they also had the effect of decreasing ARPU. Please refer to “Item 4—Information on the Company—Principal Business Activities,” for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In the fiscal year ended March 31, 2005, operating revenues for IP/packet communications services increased 8.1% over the previous year to ¥1,772.7 billion (16.4% of total operating revenues).

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

With regard to B FLET’S, with a view to expanding their optical access services business, in the fiscal year ended March 31, 2005 NTT East and NTT West began providing the “Hikari Phone” service first to apartment buildings, and then to single-family dwellings. With regard to the “Hikari Phone Business Type” (previously the “Corporate IP Telephone Service”), which had previously been provided to meet the IP telephone demands of large corporate customers, the two companies revised their conditions of service to allow use by corporate customers with fewer telephone lines. NTT East and NTT West also made efforts to improve their competitiveness in the optical access market through such measures as rate reductions and limited-time discount offers. With a view to spurring the demand for optical access services, NTT East and NTT West promoted sales of a newly introduced IP video telephone terminal, while playing an active part in the launch of video distribution services (to be provided by companies within as well as outside NTT Group) that will enable customers to view film and music video content using home TVs.

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

IP/packet communications services in the regional communications business segment are facing increasing price competition, particularly for fiber-optic access and ADSL services, and the competition among service providers is expected to remain intense. Under such conditions, NTT Group looks to continue to enhance its marketing by strengthening its sales force, expanding the regions in which it offers “Hikari Phone,” and by upgrading services.

Long Distance and International Communications Business Segment

In the long distance and international communications business market, services directed to corporate users, including IP-VAN and wide-area Ethernet, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

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

Mobile Communications Business Segment

In order to maintain current subscriber numbers, NTT Group has put in place a variety of discounts and rate plans that have decreased ARPU, and lead to a decrease in revenues from Packet communications services. Packet ARPU (FOMA + mova) and the number of i-mode services subscriptions is described in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2005 decreased by 3.5% from the previous year to ¥688.1 billion, and accounted for 6.4% of total operating revenues.

Regional Communications Business Segment

In the regional communications business segment, despite efforts to commercialize equipment for IP telephone services and equipment for FLET’S services in response to the expansion of the IP/broadband market, the margin of revenue decline expanded.

Mobile Communications Business Segment

Although demand for mobile phones with cameras as replacement for older mobile phones rose in the fiscal year ended March 31, 2004, sales of handsets fell in the fiscal year ended March 31, 2005, resulting in decreased revenues in this segment.

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2005 increased by 5.5% over the previous year to ¥910.3 billion, accounting for 8.4% of total operating revenues.

Data Communications Business Segment

In the data communications business segment, NTT Group continued to promote its new businesses through alliances with client corporations and joint investments. It also strived to improve its sales processes by moving forward with “initiatives to improve fundamental growth.” The initiatives are comprised of three pillars, namely, “marketing strength,” “strengthening system integration competitiveness,” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

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

Other Businesses

Operating revenues for the fiscal year ended March 31, 2005 for other businesses grew 6.1% over the previous year to ¥640.6 billion, and accounted for 5.9% of total operating revenues.

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

The long distance and international communications business segment comprises mainly fixed voice related services, IP/packet communications services, system integration and other services.

The mobile communications business segment comprises mainly mobile voice related services, IP/packet communications services, and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Overviews for each segment are as follows:

The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 decreased 2.7% from the fiscal year ended March 31, 2005 to ¥4,467.3 billion. IP/packet communications revenues rose as a result of expanded sales of B FLET’s and other broadband services. However, this increase was offset by a larger decrease in fixed voice related services revenues due to reductions in base rates and other fees and a decrease in the number of subscriber lines arising out of the general shift to either direct subscriber telephone services using dry copper lines or to NTT Group’s “Hikari Phone” service.

At the same time, operating expenses fell 1.1% to ¥4,294.4 billion, as a result of the implementation of cost reductions, including reductions in personnel costs and depreciation costs.

Consequently, operating income fell 29.9% to ¥172.9 billion.

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 increased 3.0% from the previous year to ¥1,200.1 billion. This increase was due to the continued high growth in revenues from IP/ packet communication services, such as OCN services, IP-VPN and WANs, and the growth in revenues from system integration.

At the same time, operating expenses grew 3.2% to ¥1,137.7 billion. This growth was due to an increase in expenses related to system integration revenues and an increase in access charges.

As a result, operating income increased 0.1% to ¥62.4 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 declined 1.6% from the previous year to ¥4,765.9 billion. This decline was due to decreased revenues from sales of communication equipment and handsets resulting from a decrease in the number of mobile handsets sold.

At the same time, operating expenses decreased 3.1% to ¥3,933.2 billion. This decrease was due to factors including the recording of an impairment loss of ¥60.4 billion for the PHS business in the fiscal year ended March 31, 2005, and a decrease in agency fees and other sales costs included in sales, general and administrative expenses compared to the fiscal year ended March 31, 2005 resulting from the decline in handset sales in the fiscal year ended March 31, 2006.

Operating income thus grew 6.2% from the previous year to ¥832.6 billion.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 increased 6.6% from the previous year to ¥887.3 billion. This increase was due to expanded sales in the industrial and financial sectors and an increase in the number of consolidated subsidiaries.

Operating expenses in the fiscal year ended March 31, 2006 increased 6.4% to ¥846.8 billion primarily because of the increase in the number of consolidated subsidiaries.

As a result, operating income increased 9.8% to ¥40.5 billion.

Other Business Segment

NTT Group actively pursued its other businesses, including engineering, real estate, system integration and data processing, finance, development in leading-edge technologies, and shared operations.

Consequently, in the fiscal year ended March 31, 2006, operating revenues rose 4.6% to ¥1,281.9 billion and operating income grew 89.5% to ¥71.2 billion.

The fiscal year ended March 31, 2005 compared with the fiscal year ended March 31, 2004

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2005 decreased 3.1% from the fiscal year ended March 31, 2004 to ¥4,589.6 billion. Despite strong growth in IP/packet communications revenues from FLET’S

ADSL, B FLET’S and others and adjustments to interconnection rates, revenues fell because base rates were lowered in response to intensified competition as competing carriers commenced direct subscriber telephone services. The revenue decline was also due to a decrease in fixed voice-related revenues as customers continued to shift to mobile and Internet communications services.

At the same time, operating expenses fell 3.2% to ¥4,342.8 billion. NTT Group continued to cut its expenses and realized smaller depreciation expenses as investments were restrained following NTT Group’s reorganization (see “Item 4—Information on the Company—Reorganization”).

Consequently, operating income fell 0.7% to ¥246.8 billion.

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2005 fell 2.1% from the previous year to ¥1,164.8 billion. While system integration revenues grew and IP/packet communications revenues continued to realize strong growth—due to increasing popularity of IP-VPN, wide area Ethernet, OCN services and other Internet services—revenues from voice-related services declined due to the following factors: the market for fixed-line telephone services contracted; revenues from dedicated lines and other conventional network services fell significantly due to network consolidation by corporations and migration to less expensive IP-related services; and competition increased as a result of the commencement of direct subscriber telephone services by rival carriers.

At the same time, operating expenses increased 0.3% to ¥1,102.5 billion. Although significant efforts were made to cut costs, the segment’s expenses rose as marketing efforts were strengthened in response to increased competition.

As a result, operating income fell 31.1% to ¥62.3 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2005 declined 4.0% from the previous year to ¥4,844.6 billion. NTT Group achieved subscription growth as a result of new subscriptions and a reduced churn rate attributable to an enhanced lineup of mobile phones. However, ARPU declined as various pricing measures to spur growth and increase competitiveness (including deepening the family discount rate) were taken.

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

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2005 increased 0.8% from the previous year to ¥832.6 billion. In the fiscal year ended March 31, 2005, NTT Data continued to promote new businesses through service affiliations and joint investments with corporate customers. It also strived to improve its sales processes by moving forward with “initiatives to improve fundamental growth.” The initiatives are comprised of three pillars, namely, “marketing strength,” “strengthening system integration competitiveness,” and “aggressively creating new products and services,” which in turn are supported by the principles of “making efficient use of selling, general and administrative expenses” and “creating an environment where human talent can flourish.”

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

In the fiscal year ended March 31, 2005, operating expenses rose 1.0% to ¥795.7 billion, because expenditures were aggressively spent to promote further growth.

Operating income accordingly decreased 3.7% to ¥36.9 billion.

Other Business Segment

NTT Group actively pursued its other businesses, including engineering, real estate, system integration and data processing, finance, development in leading-edge technologies, and shared operations.

Consequently, operating income rose 29.0% to ¥37.6 billion, although operating revenues in the fiscal year ended March 31, 2005 fell by 1.5% to ¥1,225.7 billion.

Liquidity and Capital Resources

The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2006 amounted to ¥3,242.9 billion, an increase of ¥413.1 billion compared with ¥2,829.8 billion in the fiscal year ended March 31, 2005. While depreciation costs for existing facilities and losses on disposal of fixed assets decreased by ¥76.5 billion compared to the fiscal year ended March 31, 2005, the decrease was more than offset by a decrease of ¥411.1 billion in cash paid for corporate and other taxes (net amount) resulting from tax treatment that allowed NTT to reduce tax payments for the fiscal year ended March 31, 2006 by recognizing the impairment loss on the sale of shares of AT&T Wireless recorded in the fiscal year ended March 31, 2005 as an expense in the fiscal year ended March 31, 2006. Other factors contributing to the increase in net cash included a decrease of ¥56.6 billion for notes receivable and accounts receivable in the fiscal year ended March 31, 2006, compared to an increase of ¥37.1 billion in the fiscal year ended March 31, 2005.

NTT Group used cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, acquire NTT’s own Shares, make long-term investments and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2006 amounted to ¥2,077.3 billion, an increase of ¥308.9 billion compared with ¥1,768.4 billion in the fiscal year ended March 31, 2005. This increase was primarily due to a decrease of ¥717.8 billion in proceeds from the sale of long-term investments, compared to the prior fiscal year in which proceeds from the sale of shares of AT&T Wireless made a positive contribution to cash flows, and an increase of ¥77.3 billion in cash outflow for long-term investments, including cash outflow as the result of the acquisition of stock of Sumitomo Mitsui Card and KTF. Net cash inflow from short-term cash investments also increased ¥498.5 billion compared with the fiscal year ended March 31, 2005.

Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid in the fiscal year ended March 31, 2006 were ¥2,159.7 billion, an increase of ¥5 billion compared with ¥2,154.7 billion in the fiscal year ended March 31, 2005. This reflects investments focusing on the expansion of the service area for high quality IP telephone service and service enhancements to promote the use of optical access services, service area expansion in response to increasing demand for FOMA services including FOMA Plus-Area, and more efficient investment in existing facilities. On an accrual basis for the fiscal year ended March 31, 2006, capital investments amounted to ¥2,191.9 billion, of which ¥1,030.8 billion was invested by NTT East, NTT West and NTT Communications, and ¥887.1 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in the fiscal year ended March 31, 2006 amounted to ¥1,139.9 billion, an increase of ¥27.9 billion over the ¥1,112.0 billion in the fiscal year ended March 31, 2005. The increase was primarily due to an increase of ¥172.9 billion in expenses associated with acquiring NTT’s own Shares, which was offset by a decrease of ¥166.2 billion in payments for settlement of interest-bearing debt from ¥395.8 billion in the fiscal year ended March 31, 2005 to ¥229.7 billion in the fiscal year ended March 31, 2006. The total amount of capital raised in the fiscal year ended March 31, 2006 from the issuance of long-term debt was ¥412.6 billion, an increase of ¥68.8 billion compared with the fiscal year ended March 31, 2005. Corporate bond offerings denominated in yen and Swiss francs are included in this amount.

The ratio of interest-bearing debt to shareholders’ equity stood at 78.1% on March 31, 2006 compared with 81.6% at the previous fiscal year-end. Interest-bearing debt as of March 31, 2006 comprised short-term borrowings and long-term debt shown at Note 11 to the Consolidated Financial Statements as well as deposits received pursuant to depositary agreements, which amounted to ¥105.3 billion and were included in “Current Liabilities—Other”.

NTT Group believes available cash from operating activities, future borrowings NTT Group will make from banks and other financial institutions, or future offerings of equity capital or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements, and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2007, NTT Group expects investments to total ¥2,140.0 billion on an accrual basis, which is roughly equivalent to the level of investments in the fiscal year ended March 31, 2006, with investments focused on the full-scale rollout of optical access services such as B FLET’s, further promotion of the utilization of new FOMA services such as Push Talk and i-channel, and research and development for the next-generation network, while efforts will also be made to make more efficient use of existing infrastructure. This amount is expected to include a total of approximately ¥920.0 billion in investments by NTT East, NTT West and NTT Communications, and approximately ¥905.0 billion by NTT DoCoMo Group.

The actual amount of capital investments may vary from expected levels, since capital investment may be influenced by trends in demand, the competitive environment and other factors, but NTT Group expects that such expenditures will be covered through net cash provided by operating activities. Thus, NTT Group expects that its amount of interest-bearing debt will be reduced. The actual amount of NTT Group’s financing requirements will depend on its future performance, market conditions and other factors, many of which are beyond NTT Group’s control and therefore cannot be predicted with certainty.

Liquidity

As of March 31, 2006, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,410.8 billion compared with ¥1,382.0 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2006:

	Payments Due by Period
	Millions of Yen
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)
Bonds	2,911,871	423,093	853,076	775,191	860,511
Bank loans	1,798,654	371,345	645,113	472,269	309,927
Capital lease obligations(2)	338,594	32,109	52,156	21,417	232,912
Operating leases	31,838	3,927	7,529	3,297	17,085
Purchase obligations(3)	298,024	273,204	20,119	3,916	785
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	5,378,981	1,103,678	1,577,993	1,276,090	1,421,220

(1)	See Note 11 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥124,598 million to its pension plans in the fiscal year ending March 31, 2007 (see Note 12 to the Consolidated Financial Statements).

As of March 31, 2006, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥298.0 billion, principally reflecting capital investments for the fiscal year ending March 31, 2006. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2005 compared with the fiscal year ended March 31, 2004

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2005 amounted to ¥2,829.8 billion, a decrease of ¥650.8 billion compared with ¥3,480.6 billion in the fiscal year ended March 31, 2004. This reflects a decrease in net income due to factors such as decreased operating income of ¥349.1 billion over the fiscal year ended March 31, 2004 and increased net income taxes of ¥327.9 billion.

NTT Group mainly used cash provided by operating activities to acquire property, plant and equipment, repay interest-bearing debt, acquire NTT’s own Shares and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2005 amounted to ¥1,768.4 billion, a decrease of ¥368.4 billion compared with ¥2,136.8 billion in the fiscal year ended March 31, 2004. This decrease was primarily due to an increase in cash generated mainly from the sale of AT&T Wireless shares, which was partially offset by short term investments made for the more efficient use of a portion of NTT Group’s cash. Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid during the fiscal year ended March 31, 2005 were ¥2,154.7 billion, a decrease of ¥54.5 billion compared with ¥2,209.2 billion in the fiscal year ended March 31, 2004. This decline is due to more efficient investment in existing equipment, while at the same time undertaking investments for the purpose of expanding IP service-related facilities and 3G (FOMA) service areas in response to increasing demand. On an accrual basis for the fiscal year ended March 31, 2005, capital investments amounted to ¥2,057.4 billion, of which ¥940.6 billion was invested by the three companies, NTT East, NTT West and NTT Communications, and ¥861.5 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in the fiscal year ended March 31, 2005 amounted to ¥1,112.0 billion, a decrease of ¥110.6 billion compared with net cash provided by financing activities of ¥1,222.5 billion in the fiscal year ended March 31, 2004. The decrease of cash used in financing activities was primarily due to the decrease in payments for settlement of long-term interest-bearing debt, notwithstanding an increase in payments for the acquisition of NTT’s own Shares. The total amount of capital raised in the fiscal year ended March 31, 2005 from the issuance of long-term debt was ¥343.8 billion, a decrease of approximately ¥134.5 billion compared with the fiscal year ended March 31, 2004. This amount included corporate bond offerings denominated in yen and euros. For a further description of NTT Group’s interest-bearing debt, see Note 11 to the Consolidated Financial Statements.

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

Off-Balance Sheet Arrangements

As of March 31, 2006, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥21.2 billion. The principal component of this total was a ¥14.4 billion guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd., an affiliated company.

In accordance with FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities,” NTT Group recognized an entity with assets totaling approximately ¥96.0 billion, established for the purpose of developing real estate for rental, as an unconsolidated variable interest entity (“VIE”) in which NTT Group holds a significant variable interest. NTT Group annually evaluates its preferential interest in this variable interest entity of ¥16.0 billion, which is accounted for using the equity method. NTT Group is jointly responsible with the other investors for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥40.0 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2004, March 31, 2005 and March 31, 2006, were, respectively, ¥354.9 billion, ¥318.1 billion, and ¥308.4 billion.

The following table shows an outline of research and development costs by segment for the fiscal year ended March 31, 2006:

	Year ended March 31, 2006
	(in millions of yen)	(in millions of dollars)
Regional Communications Business(1)	¥142,326	$1,217
Long Distance and International Communications Business(2)	23,673	202
Mobile Communications Business(3)	110,509	945
Data Communications Business(4)	17,307	148
Other Businesses(5)	141,509	1,209

Sub-total	435,324	3,721
Internal Transactions	126,878	1,085

Total	¥308,446	$2,636

(1)	Research and development for development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms and others.
(3)	Research and development for expanding FOMA services, providing advanced functions for i-mode services and network IP, and basic research for development of future mobile communications services and others.
(4)	Research and development for the three priority fields of new business promotion, strengthening competitiveness in system integration, basic technology development for the future and others.
(5)	Research and development for basic technology for achieving telecommunications systems and new services, research and development relating to new principles, new parts and new materials that will bring about innovations in network services and others.

Information on Market and Operation Trends (Trend Information)

In the telecommunications market, as ubiquitous broadband communications continue to spread and the development of IP networks accelerates the integration of services, a richer communications environment for both individuals and society is emerging. To address the convergence of fixed-line and mobile communications and the partnership and integration of communications and broadcasting, domestic and international information and telecommunications businesses are promoting and implementing further business restructuring, including mergers and acquisitions and other business consolidations. Combined with the emergence of new business models, this restructuring activity is expected to further intensify competition.

Major trends anticipated in the fiscal year ending March 31, 2007 are as follows.

Consolidated operating revenues for the fiscal year ending March 31, 2007 are expected to increase as a result of increased revenues from IP/packet communications services, arising out of the further promotion of sales of B FLET’S and FOMA services, and increased revenues from solution services in the data communications business segment. These increases are expected to more than offset the projected reductions in voice related services revenues.

Trends in subscriptions for major services are as follows:

Fixed-line telephone and ISDN subscriptions are expected to continue the declining trend seen in the fiscal year ended March 31, 2006, as customers continue to migrate from fixed-line telephones to optical IP telephone services and other carriers’ direct subscriber services.

B FLET’S subscriptions, which grew at an accelerated rate in the fiscal year ended March 31, 2006, are expected to continue to grow at a similar accelerated pace in the fiscal year ending March 31, 2007, as NTT Group aims for a full scale propagation and expansion of B FLET’s services.

Mobile telephone subscriptions are expected to increase in the fiscal year ending March 31, 2007 over the fiscal year ended March 31, 2006, but the annual growth rate is expected to be moderate as compared with the growth rates for previous years. Moreover, it is expected that as migration to FOMA services progresses, the proportion of mobile phone subscriptions represented by FOMA subscriptions will increase further.

Additional information relating to market trends can be found in other sections in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Forward-looking Statements.”)

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 11 members, of whom 9 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 28, 2006.

On June 28, 2006, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of 11 directors and two corporate auditors, and the payment of certain retirement benefits for retiring directors and corporate auditors.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2006:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Representative Directors
Norio Wada	President	Chief Executive Officer	Aug. 16, 1940	June 2008	47.24	June 1992
Satoshi Miura	Senior Executive Vice President	In charge of business strategy, Director of Corporate Management Strategy Division and Chief Financial Officer	Apr. 3, 1944	June 2008	25.20	June 2005
Ryuji Yamada	Senior Executive Vice President	In charge of technical strategy and Director of Advanced Telecommunication Research Institute International	May 5, 1948	June 2008	20.02	June 2004
Executive Director
Shin Hashimoto	Senior Vice President	Director of NTT Department II, Director of Nippon Information and Communication Corporation, NTT COMWARE CORPORATION and NTT Resonant Inc.	Sep. 6, 1949	June 2008	15.02	June 2002

Directors

Yuji Inoue	Senior Vice President	In charge of Intellectual Property, Standardization and Chief Technology Officer	Oct. 19, 1948	June 2008	12.04	June 2002
Hiroo Unoura	Senior Vice President	Director of NTT Department V and Director of NTT West	Jan. 13, 1949	June 2008	19.00	June 2002
Ken Yagi	Senior Vice President	Director of NTT Department IV and President of NTT Capital (U.K.) Limited	Aug. 17, 1948	June 2008	10.00	June 2004
Akira Arima	Senior Vice President	In charge of Corporate Management Strategy	Aug. 25, 1949	June 2008	13.00	June 2005
Kiyoshi Kousaka	Senior Vice President	Director of NTT Department I, Director of NTT East, Infocom Research Inc. and Corporate Auditor of NTT Resonant Inc.	Mar. 28, 1951	June 2008	15.04	June 2005
Takashi Imai	Director	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation	Dec. 23, 1929	June 2008	4.02	July 1999
Yotaro Kobayashi	Director	Chairman and Director of Fuji Xerox Co., Ltd.	Apr. 25, 1933	June 2008	*	July 1999

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Corporate Auditors
Johji Fukada(2)	Full-time Corporate Auditor	—	Apr. 21, 1943	June 2007	11.00	June 2005
Susumu Fukuzawa	Full-time Corporate Auditor	—	Jan. 26, 1946	June 2007	6.00	June 2006
Yasuchika Negoro(2)	Corporate Auditor	Lawyer	July 31, 1932	June 2007	16.00	June 2003
Masamichi Tanabe	Corporate Auditor	—	July 29, 1940	June 2007	14.12	June 2004
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant	Mar. 31, 1941	June 2007	10.00	June 2006

Presidents of Principal Subsidiaries

Toyohiko Takabe	President, NTT East	—	Jan. 9, 1947	June 2008	39.08	June 2005
Shunzo Morishita	President, NTT West	—	Apr. 8, 1945	June 2008	26.14	Mar. 2004
Hiromi Wasai	President, NTT Communications	—	Aug. 25, 1946	June 2008	26.00	June 2004
Masao Nakamura	President, NTT DoCoMo	—	Nov. 11, 1944	June 2008	3.02	June 1998
Tomokazu Hamaguchi	President, NTT DATA	—	Apr. 20, 1944	June 2007	*	June 1995

(1)	NTT Shares owned as of June 30, 2006.
(2)	Outside Corporate Auditor.
*	Denotes no ownership of NTT Shares.

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

Satoshi Miura joined NTT in April 1967. He became a Vice President and Executive Manager of the Personnel Department of NTT in June 1994. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1997, he became a Senior Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of NTT East Provisional Headquarters of NTT. In July 1999, he became a Senior Executive Vice President of NTT East. In June 2002, he became a president of NTT East. In June 2005, he was elected a Senior Executive Vice President of NTT.

Ryuji Yamada joined NTT in April 1973. He became a Senior Manager of the Reorganization Planning Office of NTT in April 1997. In June 1998, he became a Senior Manager of NTT West Provisional Headquarters of NTT. In January 1999, he became an Executive Manager of the Plant Planning Department of NTT West Provisional Headquarters of NTT. In July 1999, he became an Executive Manager of the Plant Planning Department of NTT West Provisional Headquarters of NTT. In July 2000, he became a Vice President and Executive Manager of the Plant Planning Department of NTT West. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT West. In June 2002, he became an Executive Vice President and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West. In June 2004, he was elected a Senior Executive Vice President of NTT.

Shin Hashimoto joined NTT in April 1972. He became an Executive Manager of the Plant Planning Department of NTT East Provisional Headquarters of NTT in January 1999. He became an Executive Manager of Plant Planning Department of NTT East in July 1999. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department II of NTT, and in June 2006, he became an Executive Director of NTT.

Yuji Inoue joined NTT in April 1973. He became a Senior Vice President of NTT DATA in January 2001. In June 2001, he became a Senior Vice President and Senior Executive Manager of the Development Headquarters of NTT DATA. He became a Senior Vice President and Senior Executive Manager of the Technical Development Headquarters of NTT DATA in April 2002. In June 2002, he was elected a Senior Vice President and Director of Department III of NTT. In June 2006, he became a Director in charge of Intellectual Property, Standardization and Chief Technology Officer.

Hiroo Unoura joined NTT in April 1973. He became a Senior Manager of Department V of NTT Holdings Provisional Headquarters of NTT in January 1999. In July 1999, he became a Senior Manager of Department V of NTT. He became a Deputy General Manager of the Tokyo Branch of NTT East in September 2000. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT.

Ken Yagi joined the MOF in July 1971. In June 1998, he became a Deputy Director General of the International Bureau of the MOF. In July 2001, he became an Executive Director for Japan at the International Monetary Fund. In June 2004, he joined NTT and became a Senior Vice President and Director of Department IV of NTT.

Akira Arima joined NTT in April 1973. In January 1996, he became a General Manager of the Tokyo Chiyoda Branch of NTT. In January 1999, he became a General Manager of Department I of NTT Holding Provisional Headquarters of NTT. In July 1999, he became a General Manager of Department I of NTT. In June 2002, he became a Senior Vice President and Executive Manager of the Corporate Strategy Planning Department of NTT East. In June 2005, he was elected a Senior Vice President of NTT.

Kiyoshi Kousaka joined NTT in April 1974. In October 1997, he became a General Manager of the Kyoto Branch of NTT. In July 1999, he became a General Manager of the Kyoto Branch of NTT West. In September 2000, he became a General Manager of Department V of NTT. In July 2002, he became an Executive Manager of the Personnel Department of NTT West. In June 2003, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT West. In June 2005, he was elected a Senior Vice President and Director of Department I of NTT.

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

Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. In January 1992, he became the Chairman and Representative Director of Fuji Xerox Co., Ltd. He joined NTT as a Director in July 1999. In June 2004, he became the Chairman and Director of Fuji Xerox Co., Ltd. Since April 2006, he has been the Chief Corporate Adviser of Fuji Xerox Co., Ltd.

Johji Fukada joined the Board of Audit of Japan in April 1967. In June 1998, he became a Deputy Secretary General of the Board of Audit of Japan. In December 1999, he became an Advisor to the Board of Audit of Japan. In December 2002, he became a Special Advisor to Kitanogumi Corporation. In June 2005, he was elected a full-time Corporate Auditor of NTT.

Susumu Fukuzawa joined NTT in April 1968. He became a Vice President and Executive Manager of the Interconnection Promotion Office of NTT in June 1995 and a Vice President and Executive Manager of the

Interconnection Promotion Department of NTT in May 1996. He became a Vice President and Executive Manager of Accounting Department of NTT in June 1996. In January 1999, he became an Executive Manager of the Finance Department of NTT West Provisional Headquarters of NTT, and in July 1999, he became an Executive Manager of the Finance Department and Deputy Executive Manager of the Corporate Sales Department of NTT West. He became a Representative Director of NTT TELECA (now NTT CARD SOLUTION Corporation) in June 2000. He became the Chairman of The Japan Telecommunications Welfare Association in July 2002. In June 2006, he was elected a full-time Corporate Auditor of NTT.

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

Masamichi Tanabe joined NTT in April 1964. He became a Vice President and Senior Executive Manager of the Packet Network Service Headquarters of NTT in July 1992. In February 1994, he became a Vice President and Deputy Executive Manager of the Multimedia Planning and Promotion Office of NTT. In June 1994, he became a Senior Vice President and Deputy Executive Manager of the Multimedia Planning and Promotion Office of NTT. In July 1995, he became a Senior Vice President and Executive Manager of the Multimedia Service Department of NTT. In December 1996, he became a Senior Vice President and General Manager of the OCN Division of NTT. In June 1997, he became a Senior Executive Vice President of NTT Learning Systems Corporation. In June 1998, he became the President of NTT Learning Systems Corporation. In June 2002, he became the President of NTT Advertising, Inc. In June 2004, he was elected a full-time Corporate Auditor, and in June 2006, he was elected a Corporate Auditor of NTT.

Shigeru Iwamoto became the President of Asahi & Co. (now KPMG AZSA & Co.) in May 1999 and the Chairman of KPMG AZSA & Co. in May 2004. He became the Commissioner of the National Organization of Agricultural Cooperatives – Central Branch in August 2005. In June 2006, he was elected a Corporate Auditor of NTT.

Compensation

Directors and corporate auditors are compensated in accordance with a compensation system that places emphasis on the interests of NTT’s shareholders as the principal stakeholders by linking compensation in part to NTT’s business performance.

In the fiscal year ended March 31, 2006, NTT paid aggregate compensation of ¥276 million to 14 directors (¥258 million to the 12 internal directors and ¥18 million to the two outside directors). In addition, an aggregate amount of ¥50 million was paid to 14 directors as bonuses and ¥79 million was paid to two directors as retirement bonuses. NTT paid a total of ¥68 million during the fiscal year ended March 31, 2006 to six individuals who served as corporate auditors. Bonuses in the total amount of ¥19 million were also paid to six corporate auditors and a retirement bonus of ¥38 million was paid to one corporate auditor.

As of the ordinary general meeting of shareholders held on June 28, 2006, the retirement allowance system for retiring directors and corporate auditors was abolished.

Board Practices

Board of Directors

NTT’s board of directors is currently composed of 11 members, two of whom are outside directors whose presence serves to strengthen the board’s ability to monitor the fairness of business operations.

NTT’s Articles of Incorporation provide that the board of directors shall have no more than 15 members. The board of directors nominates candidates for the board of directors, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a director expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within two years from the director’s assumption of office. Directors may be reappointed upon expiration of their term of office. By resolution, the board of directors may designate, from among its members, one president and one or more representative directors, who have authority to represent the Company generally in the conduct of its affairs. NTT’s board of directors may appoint one chairman and one or more senior executive vice presidents and executive vice presidents. In addition, the former Commercial Code of Japan provided that resolutions adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders were necessary to remove Directors from office; however, the Corporation Law provides that resolutions adopted by a majority vote of shareholders present are necessary for this purpose unless a higher threshold is provided under the articles of incorporation. Under NTT’s Articles of Incorporation, resolutions adopted by a majority vote of shareholders present are required for this purpose.

The board of directors is responsible for decisions regarding important management issues and for supervising the directors’ execution of their duties. As a general rule, the board of directors meets once a month. Under the Corporation Law, board members are prohibited from engaging in any transaction in competition with any of NTT’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with NTT’s interests, unless the transaction is approved by a board resolution. No board member may vote on a proposal in which that board member is deemed to be materially interested. In addition, the Corporation Law requires a resolution of the board of directors for NTT to decide on material business matters including, but not limited to, acquisition or disposal of material assets, substantial borrowings, issuance of bonds and establishment of internal control systems.

Board of directors’ resolutions are passed by a majority vote of directors present at a meeting attended by a majority of directors entitled to participate in voting.

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

Pursuant to the Corporation Law and amendments to NTT’s Articles of Incorporation adopted on June 28, 2006, NTT, by resolution of its board of directors, may exempt its directors and corporate auditors from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Corporation Law. In addition, NTT has entered into an agreement with each outside director and outside corporate auditor limiting such person’s maximum liability to NTT for actions taken in good faith and without gross negligence in connection with the performance by such persons of their duties, subject to limits imposed by the Corporation Law.

Board of Audit

NTT maintains a board of audit, which is composed of five members, referred to as corporate auditors, of whom three are independent corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of NTT’s business and operations and the condition of its assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of audit works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions.

NTT’s Articles of Incorporation provide that there shall be no more than five corporate auditors on NTT’s board of audit. NTT’s corporate auditors and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s corporate auditors are nominated by the board of directors with the consent of the board of audit and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the board of audit appoints by resolution one or more members who serve on a full-time basis. At least half of the corporate auditors must be persons who have never been a director, accounting advisor, officer, general manager or other employee of NTT or any of its subsidiaries, and no corporate auditor may concurrently serve as a director, general manager or other employee of NTT or any of its subsidiaries or an accounting advisor or officer of any of NTT’s subsidiaries. In accordance with the Corporation Law and NTT’s Articles of Incorporation, the term of office of a corporate auditor expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within four years from the corporate auditor’s assumption of office. Corporate auditors may be reappointed upon expiration of their term of office. Corporate auditors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Corporate auditors may state their opinions at a general meeting of shareholders in relation to the removal of a corporate auditor.

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

Under the Corporation Law, “large companies” (such as NTT) are required to maintain a board of audit comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of audit has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among others, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of audit’s report if such contents differ from the board of audit’s report. Under the Corporation Law, the board of audit may, by resolution of the board of audit, establish audit principles, the procedures for the board of audit’s examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

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

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice as described above.

•	U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•	U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval only for the issuance of stock, bonds with subscription rights or share subscription rights under “specially favorable” conditions.

Employees

NTT and its consolidated subsidiaries had approximately 199,000 employees at March 31, 2006. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the “Union”), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Total Employees As of March 31,
	2004	2005	2006
Regional communications services	127,603	123,910	120,075
Long distance communications and international services	10,669	10,314	10,241
Wireless services	21,241	21,527	21,646
Data communications services	17,010	18,308	20,867
Other	28,765	27,427	26,284

Consolidated total	205,288	201,486	199,113

Share Ownership

As of March 31, 2006, the members of the board of directors of NTT as a group owned 198.58 Shares (less than 0.1% of outstanding Shares).

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister of Internal Affairs and Communications, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See “Item 4—Information on the Company—Relationship with the Japanese Government.”

As of March 31, 2006, the Government owned 5,308,299.26 Shares or approximately 33.72% of the issued Shares (approximately 38.4% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2006,
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	5,308,299.26	33.72	%*
Common stock	Directors and officers (11 persons)	198.58	—	**

*	38.4% of outstanding Shares.
**	Less than 0.1% of outstanding Shares.

On March 31, 2006, approximately 89,074,600 ADSs (equivalent to 445,373 Shares, or approximately 2.83% of the total number of Shares outstanding on that date) were outstanding and were held by 248 record holders of ADRs (including 238 record holders in the United States holding 89,072,684 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the periods ended March 31, 2006 and the related balances at March 31, 2005 and 2006 were as follows:

	Year ended March 31,
	2004	2005	2006	2006
	(millions of yen)			(millions of U.S. dollars)
Sales	¥26,353	¥33,449	¥28,049	$240
Purchases	¥184,040	¥226,496	¥217,339	$1,858
Receivables		¥23,592	¥23,084	$197
Payables		¥41,625	¥41,256	$353

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006 were ¥384 million, ¥988 million and ¥935 million ($8 million), respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2006, NTT West paid ¥2 million as office rental fee of Cyber Tekijuku Support Committee, whose chairman, Mr. Michitomo Ueno is also a member of the board of directors of NTT West. NTT West paid ¥5,415 million to purchase buildings previously leased from NTT Kosei-Nenkin-Kikin, whose chairman, Hiroo Unoura, who is also a member of the board of directors of NTT West.

In the fiscal year ended March 31, 2006, NTT DATA paid an annual fee of ¥3 million to Japan Debit Card Promotion Association, whose chairman, Mr. Tomokazu Hamaguchi, is also a member of the board of directors of NTT DATA. Revenues from Japan Debit Card Promotion Association were ¥28 million for the fiscal year ended March 31, 2006. NTT DATA paid an annual fee of ¥1 million to Consortium for Software Engineering, whose chairman, Naoshi Nakamura, is also a member of the board of directors of NTT DATA. He replaced as Chairman Toru Yamashita, who is also a member of the board of directors of NTT DATA. Revenues from Consortium for Software Engineering were ¥119 million for the fiscal year ended March 31, 2006.

NTT DoCoMo has entered into cost-sharing and construction and maintenance contracts with Japan Mobile Communications Infrastructure Association, the Chairman of which, Fumio Iwasaki, was also one of NTT

DoCoMo’s directors until June 21, 2006. Based on a resolution of NTT DoCoMo’s board of directors, the contracts were entered into on terms similar to those made with third parties. Revenues from such contracts were ¥217 million during the period Mr. Iwasaki served as a director for the fiscal year ended March 31, 2006. The results of these transactions are reported to and approved by NTT DoCoMo’s board of directors.

ITEM 8—FINANCIAL INFORMATION

Consolidated Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-55.

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

Dividend Policy

NTT believes that one of its most important objectives is to generate returns for its shareholders through increasing corporate value over the mid- to long-term. Dividends will be determined based on an overall assessment of NTT’s operating trends, financial condition and other factors, while also considering stability and consistency of dividend payments.

NTT intends to use internal funds for investments in new business opportunities and to strengthen its financial standing, while also taking steps to further improve the efficiency of its capital structure.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2006, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 12, 2006, stocks of 1,724 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of shares)	(points)	(points)	(yen)	(yen)
Fiscal Period
2002	902,000	375,000	23,852.57	1,440.97	922.51	14,556.11	9,382.95
2003	596,000	393,000	21,443.13	1,139.43	770.62	11,979.85	7,862.43
2004	592,000	400,000	19,751.08	1,179.23	773.10	11,161.71	7,607.88
2005	634,000	418,000	20,076.96	1,217.87	1,053.77	12,163.89	10,505.05
2006	584,000	420,000	24,451.32	1,728.16	1,109.19	17,059.66	10,825.39
2005 Quarterly Periods
First Quarter	634,000	498,000	17,657.03	1,217.87	1,053.77	12,163.89	10,505.05
Second Quarter	598,000	418,000	23,115.73	1,188.42	1,084.64	11,896.01	10,687.81
Third Quarter	483,000	437,000	19,820.30	1,149.63	1,073.20	11,488.76	10,659.15
Fourth Quarter	481,000	419,000	19,608.48	1,203.26	1,132.18	11,966.69	11,238.37
2006 Quarterly Periods
First Quarter	488,000	420,000	18,177.21	1,201.30	1,109.19	11,874.75	10,825.39
Second Quarter	584,000	472,000	23,109.05	1,428.13	1,177.61	13,617.24	11,565.99
Third Quarter	583,000	526,000	28,393.75	1,663.75	1,371.37	16,344.20	13,106.18
Fourth Quarter	569,000	502,000	28,169.28	1,728.16	1,572.11	17,059.66	15,341.18
2006 Monthly Periods
January	569,000	531,000	29,757.84	1,710.77	1,574.67	16,649.82	15,341.18
February	535,000	502,000	29,419.15	1,713.47	1,572.11	16,747.76	15,437.93
March	531,000	503,000	25,661.09	1,728.16	1,605.58	17,059.66	15,627.49
April	520,000	502,000	25,401.70	1,783.72	1,710.76	17,563.37	16,906.23
May	580,000	508,000	49,534.20	1,755.03	1,606.01	17,291.67	15,467.33
June (through June 23)	572,000	522,000	27,751.53	1,606.11	1,458.30	15,789.31	14,218.60

On June 23, 2006, the last traded price of the Shares on the TSE was ¥551,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were ¥1,545.57 and ¥15,124.04, respectively.

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

On March 31, 2006, approximately 89,074,600 ADSs (equivalent to 445,373 Shares, or approximately 2.83% of the total number of Shares outstanding on that date) were outstanding and were held by 248 record holders of ADRs (including 238 record holders in the United States holding 89,072,684 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Periods
2002	37.35	14.01	236,200
2003	23.49	16.06	143,760
2004	28.37	16.63	143,680
2005	30.20	19.30	171,730
2006	25.84	20.08	212,332
2005 Quarterly Periods
First quarter	30.20	21.52	193,680
Second quarter	27.01	19.30	127,750
Third quarter	23.16	19.85	170,270
Fourth quarter	23.30	20.05	197,110
2006 Quarterly Periods
First quarter	22.39	20.08	181,340
Second quarter	25.84	21.14	157,180
Third quarter	25.20	22.08	215,670
Fourth quarter	24.84	21.34	297,860
2006 Monthly Periods
January	24.84	22.94	294,240
February	23.01	21.50	342,140
March	22.98	21.34	264,440
April	22.49	21.29	239,440
May	25.78	22.46	268,170
June (through June 23)	25.62	22.65	279,350

The Shares are also listed on the LSE.

At the ordinary general meeting of shareholders of NTT held on June 29, 1999, a resolution was proposed and approved authorizing NTT to buy back up to a total of 120,000 of its Shares at a total acquisition cost not to exceed ¥120 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2000. In accordance with this resolution, NTT acquired 77,410 Shares at a total acquisition cost of ¥119,999 million in the period from July 1999 to February 2000. During the fiscal year ended March 31, 2000, all 77,410 of these acquired Shares were cancelled.

On October 23, 2000, NTT issued and sold to a variety of individual and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADRs.

At the ordinary general meeting of shareholders of NTT held on June 27, 2002, a resolution was proposed and approved authorizing NTT to buy back up to a total of 200,000 of its Shares at a total cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2003. In accordance with this resolution, NTT acquired 200,000 of its own Shares for a total price of ¥86,200 million on October 8, 2002. Based on a decision of the board of directors at a meeting held on March 25, 2003, 202,145 of NTT’s treasury Shares (purchased at a total cost of ¥87,182 million) were cancelled.

At the ordinary general meeting of shareholders of NTT held on June 27, 2003, approval was again received to buy back an additional 200,000 of NTT’s own Shares at a total cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2004. In accordance with this resolution, NTT acquired a total of 190,460 of its own Shares at a total acquisition cost of ¥99,999 million in the period from October to December 2003. Based on a decision of the board of directors at a meeting held on March 30, 2004, 191,236 of NTT’s treasury Shares (purchased at a total cost of ¥100,391 million) were cancelled.

At the ordinary general meeting of shareholders of NTT held on June 29, 2004, approval was again received to buy back an additional 1,000,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2005. In accordance with this resolution, NTT acquired a total of 800,145 of its own Shares at a total acquisition cost of ¥366,466 million on November 26, 2004.

At the ordinary general meeting of shareholders of NTT held on June 28, 2005, approval was again received to buy back an additional 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2006. In accordance with this resolution, on September 6, 2006 NTT acquired a total of 1,116,743 of its own Shares at a total acquisition cost of ¥539,387 million.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Corporation Law relating to joint stock corporations (kabushiki kaisha), which came into effect on May 1, 2006, and related legislation, all as currently in effect.

General

All issued Shares are fully-paid and non-assessable and are in registered form. Transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against NTT, the transferee must have his or her name and address registered in NTT’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with NTT’s transfer agent. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services at market rates.

NTT’s transfer agent is The Chuo Mitsui Trust and Banking Company, Limited.

The Law Concerning Central Clearing of Share Certificates and Other Securities of Japan establishes a central clearing system that is applicable to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his or her discretion, to participate in this system and all certificates for Shares elected to be placed into this system are deposited with Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such Shares are registered in the name of JASDEC in NTT’s register of shareholders. Each participating shareholder will, in turn, be registered in NTT’s register of beneficial shareholders and treated in the same way as shareholders registered in its register of shareholders. In connection with transfer of Shares under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both have the same effect as delivery of share certificates.

A new central clearing system will be established in Japan pursuant to legislation adopted in June 2004. This new system will be effective not later than June 2009. The law establishing this new system is intended to eliminate the issuance and use of certificates for shares of listed companies. On the effective date, the new central clearing system will be established and will be responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares. On the effective date, all existing share certificates will become null and void. The transfer of shares will then be effected only through entry in the books maintained under the new central clearing system.

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus”). NTT may make distributions of Surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described in “—Restriction on Distributions of Surplus”. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:

(a)	NTT’s Articles of Incorporation provide that the Board of Directors has the authority to determine to make distributions of Surplus;

(b)	the normal term of office of NTT’s Directors terminates on or prior to the date of conclusion of the general meeting of shareholders held for the last fiscal year ending within one year from the Director’s assumption of office; and

(c)	NTT’s non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

At present, in the case of NTT, the requirements described in (a) and (b) above are not met. Nevertheless NTT may make distributions of Surplus in cash as an interim dividend (the “interim dividend”) to its shareholders by resolutions of the Board of Directors once per fiscal year under NTT’s Articles of Incorporation and the Corporation Law.

Under NTT’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the Board of Directors. In addition, under the Corporation Law, NTT may make further distributions of Surplus by a resolution of a general meeting of shareholders as mentioned above. NTT is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

Distributions of Surplus may be made in cash or in kind (except for interim dividends which must be paid in cash), in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the Shares generally goes ex-dividend on the third business day prior to the record date.

Restriction on Distributions of Surplus

When NTT makes a distribution of Surplus, it must, until the sum of its additional paid-in capital and legal reserve reaches one quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed in accordance with an ordinance of the Ministry of Justice.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, as each such amount appears in NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year,

“B”	=	the amount of the consideration for any treasury stock disposed of by NTT after the end of NTT’s last fiscal year less the book value thereof,

“C”	=	the amount of any reduction to NTT’s stated capital made by NTT after the end of NTT’s last fiscal year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any),

“D”	=	the amount of any reduction to NTT’s additional paid-in capital or legal reserve after the end of NTT’s last fiscal year less the portion thereof that has been transferred to stated capital (if any),

“E”	=	the book value of any treasury stock cancelled by NTT after the end of NTT’s last fiscal year,

“F”	=	the total book value of any Surplus distributed by NTT to its shareholders after the end of NTT’s last fiscal year, and

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if NTT has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of NTT’s last fiscal year) the amount of such reduction and (if NTT has distributed Surplus to its shareholders after the end of NTT’s last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by NTT may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

(a)	the book value of NTT’s treasury stock,

(b)	the amount of consideration for NTT’s treasury stock disposed of by it after the end of the last fiscal year, and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year) all or a part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

If NTT elects to be treated as a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), NTT will be required to further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by the ordinance of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth by the ordinance of the Ministry of Justice appearing on its consolidated balance sheet as of the end of the last fiscal year.

If NTT has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Corporation Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for NTT’s treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. NTT may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. All interim financial statements prepared by NTT must be audited by its Statutory Auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

Capital and Reserves

When NTT issues new Shares, the entire amount of money or other assets paid or contributed by subscribers for such Shares is required to be accounted for as stated capital, although NTT may account for an amount not exceeding one-half of the amount of such subscription money or other assets as additional paid-in capital by resolution of the Board of Directors.

NTT may reduce its additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, in the case of reduction of additional paid-in capital, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, NTT may reduce its stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, NTT may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case, by resolution of a general meeting of shareholders.

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its Board of Directors. When a stock split is to be made, so long as the only type of NTT’s outstanding stock is its common stock, it may increase the number of authorized shares in the same ratio as that of such stock split by amending its Articles of Incorporation, which amendment may be made by a Representative Director without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. Before a stock split, NTT must give public notice of the stock split specifying the record date not less than two weeks prior to such record date.

Fractional Shares

Under the Corporation Law, the fractional share system was abolished and, in principle, new fractional shares constituting one-hundredth of one share or any integral multiple thereof will no longer be issued. Fractional shares existing as of May 1, 2006, however, will remain outstanding. Fractional shares do not carry voting rights but, under the Articles of Incorporation, they do have the right to receive dividends. No certificates representing fractional shares will be issued, and therefore fractional shares are not normally transferable. Holders of fractional shares are registered in the register of fractional shares. Registered holders of fractional shares may at any time require NTT to purchase such shares at the current market price. Under the Articles of

Incorporation, a holder of fractional shares may require NTT to sell to such holder additional fractional shares sufficient to raise such holder’s holding to a full share at the current market price.

General Meetings of Shareholders

The ordinary general meeting of shareholders is customarily held in June of each year. In addition, NTT may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating, among other things, the place, time and purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date of such meeting. If NTT’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting Rights

A shareholder is entitled to one vote per share. However, in general, neither NTT nor any person one-quarter or more of the total voting rights of which are directly or indirectly held by NTT, has voting rights in respect of Shares so held.

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. NTT’s Articles of Incorporation provide that the quorum for election of its Directors and Statutory Auditors is one-third of the total number of voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its Directors. The shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are, in general, also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of NTT’s Statutory Auditor;

(vi)	exemption from a portion of liability of NTT’s Directors, Statutory Auditors or independent auditors;

(vii)	reduction of stated capital (subject to certain exceptions);

(viii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(ix)	any amendment to NTT’s Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Corporation Law);

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company (excluding certain cases in which shareholder approval is not required under the Corporation Law);

(xii)	dissolution, or merger or consolidation (excluding certain cases in which shareholder approval is not required under the Corporation Law);

(xiii)	corporate split (excluding certain cases in which shareholder approval is not required under the Corporation Law); and

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) (excluding certain cases of share exchange in which shareholder approval is not required under the Corporation Law).

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s Board of Directors determines, subject to the limitations as to the issuance of new Shares at a “specially favorable” price mentioned in “—Voting Rights”. NTT’s Board of Directors may, however, determine that shareholders be given subscription rights to new Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

NTT may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire Shares from NTT, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. NTT may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by NTT’s Board of Directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders, and September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the Board of Directors and after giving at least two weeks’ prior public notice, NTT may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to Shares.

Acquisition by NTT of the Shares

NTT may acquire Shares (i) by soliciting all its shareholders to offer to sell Shares held by them (in this case, certain terms of such acquisition, such as the total number of Shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and the acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of NTT’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders),

(iii) from any of NTT’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to NTT’s Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the Shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the Shares on the stock exchange or if the stock exchange is not open on such day, the price at which the Shares are first traded on such stock exchange thereafter) and (y) if the Shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the Shares under the agreement with respect to such tender offer on such day.

The total amount of the purchase price of Shares may not exceed the Distributable Amount, as described in “—Distributions of Surplus—Restriction on Distributions of Surplus.”

NTT may hold the Shares acquired in compliance with the provisions of the Corporation Law, and may generally dispose of or cancel such Shares by resolution of its Board of Directors.

Disposal of Shares by NTT

NTT is not required to send notices to a shareholder if notices sent by NTT to such shareholder are undeliverable continuously for five years or more at his or her address registered in NTT’s register of shareholders or at any alternative address otherwise provided to NTT.

In the above case, if the relevant shareholder also fails to receive distributions of Surplus on the Shares continuously for five years or more at his or her address registered in NTT’s register of shareholders or at such alternative address otherwise provided to NTT, then NTT may in general dispose of such Shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

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

Acquisition of Shares

Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the MOF. An amendment to the Foreign

Exchange Regulations was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting is not required where (i) the amount of the purchase transaction of shares is ¥100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

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

Whenever Shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with the MOF and the Minister 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

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

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT’s voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than one-third of NTT’s total voting rights. In November 2001, the NTT Law was amended and relaxed restrictions limiting foreign ownership of NTT Shares from one-fifth of the total to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2006, foreign ownership of NTT’s Shares was 19.20%.

Taxation

Japanese Taxation

The following is a summary, prepared by Anderson Mori & Tomotsune, Japanese counsel to NTT, of the principal Japanese tax consequences to an owner of Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident of Japan (whether an individual or a corporation) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax.

The rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder of Shares is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-resident individuals or non-Japanese corporations), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income dated November 6, 2003 (the “Convention”), the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. New tax legislation signed into law on May 28, 2003 (and extended pursuant to legislation signed into law on May 17, 2006), provides for a maximum 15% U.S. tax rate on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADRs if such ADRs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADR holders and, therefore, dividends paid to an individual U.S. holder of ADRs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for the six-year period that commences on January 1, 2003, and ends December 31, 2010. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring after December 31, 2010, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S.

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

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

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

Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2006:

	2006
	Carrying amount	Fair value(1)
	(millions of yen)
Available-for sale securities	¥242,928	¥474,452
Held-to-maturity securities	¥1,569	¥1,570

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2006
	Carrying amount	Fair value(1)
	(millions of yen)
Due within 1 year	¥507	¥505
Due after 1 year through 5 years	1,062	1,065
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Amounts of NTT Group’s financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2006.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2006.

The information is presented in Japanese yen equivalents, which is NTT Group’s reporting currency. The instruments’ actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2007	2008	2009	2010	2011	Thereafter	Total
		Millions of Yen
Long-term debt including
Current portion
Japanese yen bonds and notes:	1.4%	¥(314,912)	¥(374,370)	¥(339,047)	¥(292,858)	¥(482,333)	¥(742,660)	¥(2,546,180)	¥(2,482,959)
U.S. dollar notes:	5.8%	36	(139,659)	0	0	0	0	(139,623)	(139,784)
Swiss franc bonds:	2.1%	0	0	0	0	0	(45,696)	(45,696)	(44,066)
Euro notes:	3.9%	(108,217)	0	0	0	0	(72,155)	(180,372)	(185,204)
Indebtedness to banks—
Japanese yen loans:	1.2%	(363,906)	(312,214)	(296,196)	(256,327)	(177,471)	(309,927)	(1,716,041)	(1,704,626)
U.S. dollar loans:	4.9%	(7,202)	(13,039)	(23,377)	(9,574)	(28,897)	0	(82,089)	(91,870)
GBP loans:	5.5%	(237)	(43)	(244)	0	0	0	(524)	(569)

Subtotal		(794,438)	(839,325)	(658,864)	(558,759)	(688,701)	(1,170,438)	(4,710,525)	(4,649,078)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		14,325	(14,365)	(21)	12	0	9,182	9,133	9,133

Total		¥(780,113)	¥(853,690)	¥(658,885)	¥(558,747)	¥(688,701)	¥(1,161,256)	¥(4,701,392)	¥(4,639,945)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2007	2008	2009	2010	2011	Thereafter
	Millions of Yen
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥85,785	¥82,375	¥59,375	¥41,000	¥25,000	¥25,000	¥417
Average pay rate	0.9%	0.9%	1.1%	1.2%	1.4%	1.4%
Average receive rate	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
Fixed to Floating (Japanese yen)	¥242,800	¥241,800	¥241,800	¥241,800	¥241,800	¥241,800	¥(3,653)
Average pay rate	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
Average receive rate	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Floating to Floating (Japanese yen)	¥22,000	¥21,000	¥21,000	¥21,000	¥21,000	¥21,000	¥(262)
Average pay rate	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Average receive rate	0.8%	0.7%	0.7%	0.7%	0.7%	0.7%

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2006. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2006, to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of audit has determined that Mr. Shigeru Iwamoto and Mr. Susumu Fukuzawa are financial experts meeting the requirements of Item 16A. Mr. Shigeru Iwamoto is independent under applicable Japanese rules relating to the composition of boards of audit.

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

The aggregate fees billed for each of the fiscal years ended March 31, 2005 and March 31, 2006 for professional services rendered to NTT and its subsidiaries by PWC and its affiliates are as follows:

	Years ended March 31,
	2005	2006
	(in millions of yen)
Audit Fees	¥753	¥707
Audit-Related Fees	—	—
Tax Fees	31	20
All Other Fees	14	23

Total Fees	¥798	¥750

The aggregate fees billed for each of the fiscal years ended March 31, 2005 and March 31, 2006 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2005	2006
	(in millions of yen)
Audit Fees	¥828	¥809
Audit-Related Fees	—	—
Tax Fees	142	77
All Other Fees	3	0

Total Fees	¥973	¥886

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units Purchased) See (1) and (2)	(b) Average Price Paid per Share (or Units)	(c) Total Numbers of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
April 1, 2005 to April 30, 2005	58.24	¥463,853	0	199,855
May 1, 2005 to May 31, 2005	28.45	¥439,700	0	199,855
June 1, 2005 to June 30, 2005	54.50	¥454,701	0	1,250,000
July 1, 2005 to July 31, 2005	214.98	¥481,896	0	1,250,000
August 1, 2005 to August 31, 2005	130.19	¥493,293	0	1,250,000
September 1, 2005 to September 30, 2005	1,116,830.83	¥483,002	1,116,743	133,257
October 1, 2005 to October 31, 2005	93.93	¥549,331	0	133,257
November 1, 2005 to November 30, 2005	73.16	¥560,830	0	133,257
December 1, 2005 to December 31, 2005	168.95	¥535,804	0	133,257
January 1, 2006 to January 31, 2006	111.60	¥546,890	0	133,257
February 1, 2006 to February 28, 2006	72.10	¥520,943	0	133,257
March 1, 2006 to March 31, 2006	68.48	¥515,579	0	133,257

(1)	On June 27, 2003, NTT’s shareholders approved the repurchase by NTT of up to 200,000 shares of NTT’s common stock at a cost not to exceed ¥100 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2004. On June 29, 2004, NTT’s shareholders approved the repurchase of up to 1,000,000 shares of NTT’s common stock at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting, until the next ordinary general meeting of shareholders in 2005. On June 28, 2005, NTT’s shareholders approved the repurchase of up to 1,250,000 shares of NTT’s common stock at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting, until the next ordinary general meeting of shareholders in 2006.
(2)	Shares purchased include fractional shares.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2005 and 2006, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2004, 2005 and 2006 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-55.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof)

1.2	Amended Share Handling Regulations of NTT (English translation thereof)

1.3	Amended Regulations of Board of Directors (English translation thereof)

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

14.1	Consent of Independent Registered Public Accounting Firm.

14.2	Consent of Independent Registered Public Accounting Firm.

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

Date: June 30, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nippon Telegraph and Telephone Corporation

(Nippon Denshin Denwa Kabushiki Kaisha)

In our opinion, based upon our audit and the report of other auditors, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits and the report of other auditors, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements and financial schedule of NTT DoCoMo, Inc., a 62.1%-owned subsidiary, which statements reflect total assets of ¥6,136,521 million and ¥6,365,257 million ($54,404 million) at March 31, 2005 and 2006, respectively, and total revenues of ¥5,048,065 million, ¥4,844,610 million and ¥4,765,872 million ($40,734 million) for each of the three years in the period ended March 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 29, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the consolidated balance sheets of NTT DoCoMo, Inc. (a Japanese corporation) and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006, which are not separately included herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 20, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	¥1,381,959	¥1,410,837	$12,058
Short-term investments	264,455	55,957	478
Notes and accounts receivable, trade (Note 4)	1,846,176	1,792,948	15,324
Allowance for doubtful accounts	(35,912)	(32,011)	(274)
Inventories (Note 6)	284,826	391,603	3,347
Prepaid expenses and other current assets	453,173	351,523	3,005
Deferred income taxes (Note 14)	321,936	283,431	2,423

Total current assets	4,516,613	4,254,288	36,361

Property, plant and equipment (Notes 2, 7 and 18):
Telecommunications equipment	13,945,449	14,333,400	122,508
Telecommunications service lines	12,865,704	13,137,613	112,287
Buildings and structures	5,602,881	5,688,344	48,618
Machinery, vessels and tools	1,918,728	1,889,322	16,148
Land	837,103	864,518	7,389
Construction in progress	258,455	290,361	2,482

	35,428,320	36,203,558	309,432
Accumulated depreciation	(24,947,768)	(25,767,653)	(220,236)

	10,480,552	10,435,905	89,196

Investments and other assets:
Investments in affiliated companies (Notes 2, 8 and 23)	178,033	280,533	2,398
Marketable securities and other investments (Note 9)	438,159	601,701	5,143
Goodwill, net (Notes 10 and 20)	320,536	346,919	2,965
Other intangibles, net (Notes 10 and 12)	1,329,631	1,323,695	11,313
Other assets (Notes 11 and 12)	707,543	695,010	5,940
Deferred income taxes (Note 14)	1,127,517	948,144	8,104

	4,101,419	4,196,002	35,863

	¥19,098,584	¥18,886,195	$161,420

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 11)	¥422,886	¥480,406	$4,106
Current portion of long-term debt (Notes 11 and 22)	779,198	794,438	6,790
Accounts payable, trade (Note 4)	1,465,229	1,524,746	13,032
Accrued payroll (Note 13)	493,935	486,234	4,156
Accrued interest	18,200	17,395	149
Accrued taxes on income	115,084	215,459	1,841
Accrued consumption tax	16,034	26,656	228
Advances received	67,389	62,486	534
Other (Notes 13 and 18)	301,624	364,809	3,118

Total current liabilities	3,679,579	3,972,629	33,954

Long-term liabilities:
Long-term debt (Notes 11 and 22)	4,323,751	3,916,087	33,471
Obligations under capital leases (Note 18)	187,845	127,780	1,092
Liability for employees’ severance payments (Notes 12)	1,861,073	1,684,741	14,400
Other (Note 14)	548,464	552,281	4,720

	6,921,133	6,280,889	53,683

Minority interest in consolidated subsidiaries	1,729,269	1,853,151	15,839

Shareholders’ equity (Note 16):
Common stock, no par value—
Authorized—61,929,209 shares in 2005 and 2006
Issued—15,741,209 shares in 2005 and 2006	937,950	937,950	8,016
Additional paid-in capital (Note 20)	2,799,828	2,843,108	24,300
Retained earnings (Notes 8 and 16)	3,334,866	3,747,265	32,028
Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	63,066	158,291	1,353
Treasury stock, at cost (Note 16)—801,451 shares in 2005 and 1,919,356 shares in 2006	(367,107)	(907,088)	(7,753)

	6,768,603	6,779,526	57,944

Commitments and contingent liabilities (Note 23)
	¥19,098,584	¥18,886,195	$161,420

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice related services	¥3,882,166	¥3,578,092	¥3,382,720	$28,912
Mobile voice related services	3,393,947	3,216,107	3,125,780	26,716
IP / packet communications services	1,639,591	1,772,737	1,953,251	16,695
Sale of telecommunication equipment	713,352	688,083	592,220	5,062
System integration	863,008	910,273	976,582	8,347
Other	603,473	640,576	710,583	6,073

	11,095,537	10,805,868	10,741,136	91,805

Operating expenses (Notes 4 and 19):
Cost of services (exclusive of items shown separately below)	2,378,275	2,349,151	2,297,264	19,635
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,245,018	1,260,252	1,236,482	10,568
Cost of system integration (exclusive of items shown separately below)	522,766	592,035	629,690	5,382
Depreciation and amortization (Note 10)	2,197,058	2,141,720	2,110,920	18,042
Impairment loss (Note 7)	—	44,310	6,136	52
Selling, general and administrative expenses (Note 19)	3,192,099	3,207,199	3,269,944	27,949

	9,535,216	9,594,667	9,550,436	81,628

Operating income	1,560,321	1,211,201	1,190,700	10,177

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(113,358)	(93,966)	(75,782)	(648)
Interest income	26,661	26,288	28,842	247
Gains on sales of subsidiary stock (Note 20)	—	26,984	708	6
Gains on sales of investments in affiliated company (Note 8)	—	508,492	61,962	529
Gains on sales of marketable securities and other investments (Note 9)	7,619	3,968	47,770	408
Other, net (Note 21)	46,105	40,345	51,663	442

	(32,973)	512,111	115,163	984

Income (loss) before income taxes	1,527,348	1,723,312	1,305,863	11,161

Income tax expense (benefit) (Note 14):
Current	496,658	233,060	333,778	2,853
Deferred	106,553	480,858	208,429	1,781

	603,211	713,918	542,207	4,634

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies	924,137	1,009,394	763,656	6,527
Minority interest in consolidated subsidiaries	(259,952)	(290,225)	(246,396)	(2,106)
Equity in earnings (losses) of affiliated companies (Note 8)	(20,323)	(8,985)	(18,575)	(159)

Net income (loss)	¥643,862	¥710,184	¥498,685	$4,262

	2004	2005	2006	2006
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock:
Weighted average number of shares outstanding	15,855,684.15	15,475,366.20	14,315,049.28
Net income (loss)	¥40,607.65	¥45,891.26	¥34,836.42	$297.75
Cash dividends paid	¥5,000.00	¥6,000.00	¥6,000.00	$51.28

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$8,016

At end of year	937,950	937,950	937,950	8,016

Additional paid-in capital (Note 20):
At beginning of year	2,669,736	2,722,092	2,799,828	23,930
Increase in additional paid-in capital of an affiliate	3,087	—	—	—
Increase in interest of investee	49,269	77,736	43,280	370

At end of year	2,722,092	2,799,828	2,843,108	24,300

Retained earnings (Notes 8 and 16):
At beginning of year	2,246,996	2,710,805	3,334,866	28,503
Appropriations—
Cash dividends	(39,831)	(39,353)	(44,819)	(383)
Interim distribution—
Cash dividends	(39,830)	(47,222)	(41,467)	(354)
Net income (loss)	643,862	710,184	498,685	4,262
Retirement of treasury stock	(100,392)	—	—	—
Other	—	452	—	—

At end of year	2,710,805	3,334,866	3,747,265	32,028

Accumulated comprehensive income (loss) (Notes 9, 12, 16 and 22):
At beginning of year	(217,083)	27,129	63,066	539
Other comprehensive income (loss)	244,212	35,937	95,225	814

At end of year	27,129	63,066	158,291	1,353

Treasury stock, at cost (Note 16)
At beginning of year	(4)	(4)	(367,107)	(3,138)
Net change in treasury stock	—	(367,103)	(539,981)	(4,615)

At end of year	(4)	(367,107)	(907,088)	(7,753)

Shareholders’ equity at end of year	¥6,397,972	¥6,768,603	¥6,779,526	$57,944

Summary of total comprehensive income (loss)
Net income (loss)	¥643,862	¥710,184	¥498,685	$4,262
Other comprehensive income (loss) (Notes 9, 12, 16 and 22)	244,212	35,937	95,225	814

Comprehensive income (loss)	¥888,074	¥746,121	¥593,910	$5,076

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss)	¥643,862	¥710,184	¥498,685	$4,262
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 10)	2,197,058	2,141,720	2,110,920	18,042
Impairment loss (Note 7)	—	44,310	6,136	52
Deferred taxes (Note 14)	106,553	480,858	208,429	1,781
Minority interest in consolidated subsidiaries	259,952	290,225	246,396	2,106
Loss on disposal of property, plant and equipment	176,394	186,674	140,990	1,205
Gains on sales of subsidiary stock (Note 20)	—	(26,984)	(708)	(6)
Gains on sales of investments in affiliated company (Note 8)	—	(508,492)	(61,962)	(529)
Gains on sales of marketable securities and other investments (Note 9)	(7,619)	(3,968)	(47,770)	(408)
Equity in (earnings) losses of affiliated companies (Note 8)	20,323	8,985	18,575	159
(Increase) decrease in notes and accounts receivable, trade	16,480	(37,130)	56,589	484
(Increase) decrease in inventories (Note 6)	(57,905)	(46,771)	(106,228)	(908)
(Increase) decrease in other current assets	109,493	(66,897)	103,014	880
Increase (decrease) in accounts payable, trade and accrued payroll (Note 13)	(24,164)	29,595	33,174	284
Increase (decrease) in accrued consumption tax	(26,935)	(35,483)	10,435	89
Increase (decrease) in accrued interest	(4,869)	(782)	(1,104)	(9)
Increase (decrease) in advances received	(6,589)	8,292	(5,442)	(47)
Increase (decrease) in accrued taxes on income	134,937	(231,037)	99,875	854
Increase (decrease) in other current liabilities (Note 13)	38,860	65,114	77,618	663
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	(94,036)	(95,606)	(105,616)	(903)
Increase (decrease) in other long-term liabilities	(20,046)	(49,903)	24,719	211
Other	18,842	(33,091)	(63,829)	(545)

Net cash provided by operating activities	¥3,480,591	¥2,829,813	¥3,242,896	$27,717

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,765,708)	¥(1,610,991)	¥(1,696,348)	$(14,499)
Proceeds from sale of property, plant and equipment	79,744	54,095	46,877	401
Payments for purchase of non-current investments	(40,755)	(195,892)	(273,202)	(2,335)
Proceeds from sale of non-current investments (Notes 8, 9 and 20)	33,410	776,369	58,565	501
Payments for purchase of short-term investments	—	(361,850)	(253,144)	(2,164)
Proceeds from redemption of short-term investments	—	113,576	503,334	4,302
Acquisition of intangibles and other assets	(443,501)	(543,668)	(463,344)	(3,960)

Net cash used in investing activities	(2,136,810)	(1,768,361)	(2,077,262)	(17,754)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 11)	478,320	343,814	412,608	3,527
Payments for settlement of long-term debt (Note 11)	(1,145,167)	(893,682)	(799,749)	(6,836)
Dividends paid	(79,661)	(86,575)	(86,286)	(738)
Payments to acquire treasury stock (Note 16)	(100,392)	(367,103)	(539,981)	(4,615)
Payments for acquisition of subsidiary stocks from minority shareholders (Note 20)	(205,047)	(105,363)	(46,321)	(396)
Net increase (decrease) in short-term borrowings and other	(170,584)	(3,054)	(80,174)	(685)

Net cash provided by (used in) financing activities	(1,222,531)	(1,111,963)	(1,139,903)	(9,743)

Effect of exchange rate changes on cash and cash equivalents	(2,895)	1,049	3,147	27

Net increase (decrease) in cash and cash equivalents	118,355	(49,462)	28,878	247
Cash and cash equivalents at beginning of year	1,313,066	1,431,421	1,381,959	11,811

Cash and cash equivalents at end of year (Note 5)	¥1,431,421	¥1,381,959	¥1,410,837	$12,058

Cash paid during the year for:
Interest	¥117,844	¥94,129	¥75,688	$647
Income taxes, net	253,995	581,940	170,883	1,461
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	—	—	—
Acquisition of shares from sale of an investment	—	16,711	—	—
Capital lease obligations incurred during the year	13,690	18,522	21,583	184

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services, PHS services, Quickcast services, etc., and incidental services), principally operated by NTT DoCoMo, Inc. (“NTT DoCoMo”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business ceased accepting new applications for Quickcast services as of June 30, 2004 and announced to terminate Quickcast services as of March 31, 2007. NTT’s mobile communications business also ceased accepting new applications for PHS services as of April 30, 2005 and announced to plan to terminate PHS services during the three months ending December 31, 2007.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 33.7% as of March 31, 2006. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

Significant accounting policies, after reflecting adjustments for the above, are as follows:

(1)    Application of New Accounting Standards

Accounting for Conditional Asset Retirement Obligations—

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

(2)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have become consolidated in accordance with the Financial Accounting Standards Board (“FASB”) revised Interpretation No.46 (“FIN 46-R”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. All significant intercompany transactions and accounts are eliminated in consolidation.

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

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. NTT Group has deferred revenues based on the portion of unused allowances at the end of the period. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as allowance expense. As NTT Group develops sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, NTT Group will recognize the revenue attributable to such allowance ratably as the remaining allowance are utilized.

Within revenues from mobile voice related services, non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment to agent resellers in accordance with Emerging Issue Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The transactions are considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash and cash equivalents, short-term investments—

Cash in excess of daily requirements is invested in time deposits, marketable bonds of the Japanese Government, commercial paper or certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

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

Marketable securities—

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities whose fair values are not readily determinable and equity securities for which sales are restricted by contractual requirements are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers and comprise labor cost and subcontractors’s cost, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DoCoMo disposed of obsolete handsets during the years ended March 31, 2004, 2005 and 2006 totaling ¥5,295 million, ¥12,047 million and ¥18,883 million ($161 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥116,715 million, ¥94,807 million and ¥77,590 million ($663 million), of which ¥3,357 million, ¥841 million and ¥1,808 million ($15 million) were capitalized for the years ended March 31, 2004, 2005 and 2006, respectively.

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

Goodwill and other intangible assets—

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

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

Variable Interest Entities (VIEs)—

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥23 billion and ¥26 billion ($222 million) as of March 31, 2005 and 2006, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥55 billion and ¥48 billion ($410 million) as of March 31, 2005 and 2006, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above, a VIE with assets totaling approximately ¥74 billion and ¥96 billion ($821 million) as of March 31, 2005 and 2006, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥14.7 billion and ¥16 billion ($137 million) as of March 31, 2005 and 2006, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥30 billion and ¥40 billion ($342 million) as of March 31, 2005 and 2006, respectively.

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

Recent pronouncements—

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs - an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. The adoption of SFAS 151 will not have an impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. The adoption of SFAS 123R will not have a material impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in SOP 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. The adoption of SFAS 152 will not have an impact on the results of operations or financial position of NTT Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets - an Amendment of APB Opinion No. 29.” The amendments eliminate the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. The adoption of SFAS 153 will not have a material impact on the results of operations or financial position of NTT Group.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections-a replacement of APB Opinion No.20 and FASB statement No.3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. The impact of SFAS 154 will depend on the change, if any, in a future period.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS 133, along with certain other clarifications and amendments to SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring during fiscal years beginning after September 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 155 will not have an impact on the results of operations or financial position of NTT Group.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets - amendment of FASB Statement No. 140”. SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective during fiscal years beginning after September 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 156 will not have an impact on the results of operations or financial position of NTT Group.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the year ended March 31, 2006. “Fixed voice transmission services,” “Mobile voice transmission services,” “Data transmission services” and “Leased circuit,” previously represented on the consolidated statements of income have been reclassified and represented as “Fixed voice related services,” “Mobile voice related services” and “IP/packet communications services” from the year ended March 31, 2005.

3.    U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the amounts shown in U.S. dollars are for convenience only, the rate of ¥117 = US$1, the approximate current rate at March 31, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.    Related party transactions:

NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2006 and the related balances at March 31, 2005 and 2006 were as follows:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥26,353	¥33,449	¥28,049	$240

Operating expenses	¥184,040	¥226,496	¥217,339	$1,858

Receivables		¥23,592	¥23,084	$197

Payables		¥41,625	¥41,256	$353

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2004, 2005 and 2006 were ¥384 million, ¥988 million and ¥935 million ($8 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2005 and 2006 comprised the following:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Cash	¥814,060	¥889,637	$7,604
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	—	9,997	85
Time deposits, certificates of deposit and other	567,899	511,203	4,369

Total	¥1,381,959	¥1,410,837	$12,058

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Inventories:

Inventories at March 31, 2005 and 2006 comprised the following:

	2005		2006	2006
	Millions of yen			Millions of U.S. dollars
Telecommunications equipment to be sold and materials		¥178,790	¥254,910	$2,179
Projects in progress	75,601		108,491	927
Supplies	30,435		28,202	241

Total	¥284,826		¥391,603	$3,347

7.    Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of its revised business outlook, NTT Group evaluated the recoverability of its long-lived assets related to PHS business in accordance with SFAS 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, NTT Group used future undiscounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because NTT Group estimated that future cash flows from PHS business would be negative, NTT Group wrote-down the entire carrying value of the long-lived assets related to the PHS business and recognized a non-cash impairment loss of long-lived assets included in the mobile communications business segment of ¥44,310 million for the year ended March 31, 2005. NTT Group also wrote-down the entire carrying value of the long-lived assets related to the PHS business which NTT Group acquired during the year ended March 31, 2006. Therefore, NTT Group recognized an impairment loss of long-lived assets included in the mobile communications business segment of ¥1,071 million ($9 million) for the year ended March 31, 2006. The impairment loss is recorded as “Impairment loss” in the consolidated statements of income.

8.    Investments in affiliated companies:

AT&T Wireless Services, Inc.—

In February 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), a mobile operator in the United States of America, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T Wireless shall be converted into $15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, NTT DoCoMo transferred all of its AT&T Wireless shares to Cingular, and NTT DoCoMo received approximately $6,495 million (equivalent to approximately ¥699,514 million) in cash. NTT Group ceased to account for it under the equity method. NTT Group recognized a gain of ¥501,781 million on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized holding losses on securities of ¥144 million, net revaluation of financial instruments of ¥461 million and foreign currency translation adjustment of ¥64,564 million.

Hutchison 3G UK Holdings Limited—

On May 27, 2004, NTT DoCoMo agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sale and Purchase Agreement signed between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo were to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer had the ability to exercise significant influence over H3G UK, NTT Group ceased to account for its investment in H3G UK using the equity method.

During the year ended March 31, 2005, NTT DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed. On May 9, 2005, NTT DoCoMo received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. As a result of the transaction, NTT recorded “Gains on sales of investments in affiliated company” of ¥61,962 million ($530 million), including reclassification of foreign currency translation of ¥38,174 million ($326 million), in the consolidated statement of income for the year ended March 31, 2006.

As part of the Sale and Purchase Agreement, the £200 million shareholder loan provided by NTT DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004 and the payment was completed.

Sumitomo Mitsui Card—

NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transactions services which use mobile phones compatible with “Osaifu-Keitai*” service and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million ($838 million), including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, NTT Group has accounted for its investment in Sumitomo Mitsui Card using the equity method.

Impairment—

NTT Group reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. As a result of such evaluations, NTT Group recorded impairment charges for Hutchinson Telephone Company Limited, a mobile operator in Hong Kong, of ¥8,612 million for the year ended March 31, 2005 and recorded impairment charges for JSAT Corporation, a satellite operator, of ¥19,379 million ($166 million) for the year ended March 31, 2006. The impairment charges are included with equity in earnings (losses) of affiliated companies in the consolidated statements of income.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥9,855 million, ¥15,247 million and ¥20,277 million ($173 million) as of March 31, 2004, 2005 and 2006, respectively.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, among other things.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT’s total investment in affiliated publicly-held companies was ¥52,035 million ($445 million) as of March 31, 2006 and based on quoted market prices at that date, the related market value was ¥63,457 million ($542 million).

The total carrying value of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2005 and 2006 was greater by ¥72,451 million and greater by ¥125,890 million ($1,076 million) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

9.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2005 and 2006 are as follows:

	March 31, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥70,352	¥126,641	¥534	¥196,459
Debt securities	151,271	58	16	151,313
Held-to-maturity:
Debt securities	16,271	61	0	16,332

Total	¥237,894	¥126,760	¥550	¥364,104

	March 31, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥90,445	¥232,146	¥108	¥322,483
Debt securities	152,483	1	515	151,969
Held-to-maturity:
Debt securities	1,569	3	2	1,570

Total	¥244,497	¥232,150	¥625	¥476,022

	March 31, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$773	$1,984	$1	$2,756
Debt securities	1,303	0	4	1,299
Held-to-maturity:
Debt securities	14	0	0	14

Total	$2,090	$1,984	$5	$4,069

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2006 are as follows:

	March 31, 2005
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥1,152	¥411	¥256	¥123
Debt securities	152	5	195	11
Held-to-maturity:
Debt securities	7	0	—	—
Cost method investments:	307	1,756	3,867	4,633

	March 31, 2006
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥1,314	¥96	¥65	¥12
Debt securities	150,542	515	—	—
Held-to-maturity:
Debt securities	200	2	—	—
Cost method investments:	2,105	395	4,336	6,363

	March 31, 2006
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$11	$1	$1	$0
Debt securities	1,287	4	—	—
Held-to-maturity:
Debt securities	2	0	—	—
Cost method investments:	18	3	37	54

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥74,116 million and ¥177,893 million ($1,520 million) at March 31, 2005 and 2006, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥67,470 million and ¥133,144 million ($1,138 million) of these securities for impairment at March 31, 2005 and 2006, respectively, because there are no events or changes in circumstances that have material effects on the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value or it is not practicable to measure these effects. As of March 31, 2006, the amounts of equity securities carried at cost for restriction of stock sale by contractual requirements were ¥136,407 million ($1,166 million).

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2006 are as follows:

	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2006
	Millions of yen			Millions of U.S. dollars
Proceeds	¥17,004	¥12,546	¥25,446	$217
Gross realized gain	11,042	7,420	48,612	415
Gross realized loss	809	60	802	7

The amounts of net losses reclassified out of accumulated other comprehensive income (loss) into retained earnings for the year ended March 31, 2004 was ¥429 million. The amounts of net income reclassified out of accumulated other comprehensive income (loss) into retained earnings for the years ended March 31, 2005 and 2006 were ¥1,775 million and ¥32,514 million ($278 million), respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2005 and 2006 are as follows:

	2005
	Carrying amounts	Fair Value
	Millions of yen
Due within 1 year	¥11,207	¥11,253
Due after 1 year through 5 years	1,064	1,075
Due after 5 years through 10 years	4,000	4,004
Due after 10 years	—	—

Total	¥16,271	¥16,332

	2006		2006
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥507	¥505	$5	$5
Due after 1 year through 5 years	1,062	1,065	9	9
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	—	—	—	—

Total	¥1,569	¥1,570	$14	$14

In January 2001, NTT DoCoMo invested $9.8 billion (¥1,142.5 billion) in AT&T Wireless Group. The $9.8 billion cost was allocated based on estimated fair values at date of investment to AT&T preferred tracking stock $9.5 billion (¥1,111.8 billion) and warrants $0.3 billion (¥30.7 billion) and were accounted for on the cost basis. In July 2001, upon the split-off of AT&T Wireless and automatic conversion of its investment into AT&T Wireless common stock and warrants, NTT DoCoMo began to account for its investment in AT&T Wireless common stock on the equity method, while the warrants began to be carried on a mark to market basis. Market

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of the warrants was computed using the Black-Scholes option pricing methodology through the year ended March 31, 2003. In February 2004, AT&T Wireless entered into a merger agreement with Cingular and its subsidiaries. Under the terms of the merger agreement, per share purchase price of the outstanding common stock of AT&T Wireless was $15 and was below the exercise price of the warrant of $35 per share. In addition, the price movement of AT&T Wireless shares showed that the capital market expected that the merger would be completed, although transaction was subject to approval by regulatory authorities, and other closing conditions. Consequently, NTT DoCoMo reduced the book value of the warrant as of March 31, 2004 to zero. In this regard, a market value write-down of ¥1,706 million has been recognized for the year ended March 31, 2004. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result thereof, NTT DoCoMo determined that the book value of the warrant as of March 31, 2005 was also nil. The warrants reached maturity on January 26, 2006.

In October 2003, KG Telecommunications Co., Ltd. (“KGT”), a former equity method investee of NTT DoCoMo, entered into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT agreed to become a wholly owned subsidiary of FET. Simultaneously, NTT DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone businesses and i-mode business in Taiwan. Pursuant to the stock purchase agreement, KGT merged into a subsidiary of FET and ceased to exist in January 2004. NTT Group ceased the equity method of accounting for its investment in KGT at that time. On April 29, 2004, the entire transaction was completed and the former shareholders of KGT received 0.46332 FET shares plus NT$6.72 for each KGT share they owned. As a result, NTT DoCoMo became an approximately 5% shareholder of FET, and received NT$2.5 billion (¥8.1 billion). The transaction did not have a material impact on NTT’s results of operations and financial position.

On October 24, 2005, NTT DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). The i-mode license agreement between NTT DoCoMo and KPN Mobile will be maintained.

Under the agreement, NTT DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how and has paid cash of €5 million (¥692 million) to NTT DoCoMo. As a result of this transaction, NTT Group recorded a gain on a sale of investment securities of ¥40,030 million ($342 million), including a foreign currency translation adjustment of ¥25,635 million ($219 million), as “Gains on sales of marketable securities and other investments” in the consolidated statement of income the year ended March 31, 2006. NTT Group also accounted for the balance between the fair value of the transferred shares and the amount of cash received, ¥14,062 million ($120 million), which NTT DoCoMo regarded as the consideration for the arrangement that enables NTT DoCoMo to continue the development and expansion of i-mode services, as a non-cash operating expense for the year ended March 31, 2006.

10.    Goodwill and other intangible assets:

Goodwill—

In September 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition was recorded as purchase business combinations. NTT recognized the excess of the acquisition cost of Verio over the fair value of its net assets estimated at date of acquisition as goodwill in the consolidated balance sheets. The amount of goodwill included in the long distance and international communications business segment is mainly related to the acquisition of Verio.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended March 31, 2005 and 2006, NTT recorded goodwill of ¥32,657 million and ¥12,543 million ($107 million), respectively, in connection with NTT DoCoMo’s share repurchase program. Further explanation is given in Note 20.

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2005 and 2006 are as follows:

	2005
	Long distance and international communications business	Mobile communications business	Total
	Millions of yen
Balance at March 31, 2004	¥62,666	¥218,895	¥281,561
Goodwill acquired during year	—	39,400	39,400
Goodwill adjustment related to sale of subsidiary stock	(1,400)	—	(1,400)
Foreign currency translation adjustments	975	—	975

Balance at March 31, 2005	¥62,241	¥258,295	¥320,536

	2006
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of yen
Balance at March 31, 2005	¥62,241	¥258,295	¥—	¥320,536
Goodwill acquired during year	251	12,543	6,908	19,702
Foreign currency translation adjustments	5,835	846	—	6,681

Balance at March 31, 2006	¥68,327	¥271,684	¥6,908	¥346,919

	2006
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of U.S. dollars
Balance at March 31, 2005	$532	$2,208	$—	$2,740
Goodwill acquired during year	2	107	59	168
Foreign currency translation adjustments	50	7	—	57

Balance at March 31, 2006	$584	$2,322	$59	$2,965

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets—

NTT Group has no intangible assets with indefinite lives. Intangible assets subject to amortization are comprised of the following:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Computer software	¥3,589,054	¥3,975,994	$33,982
Rights to use utility facilities	326,153	330,188	2,822
Other	121,125	97,288	832

Accumulated amortization	(2,706,701)	(3,079,775)	(26,323)

Total	¥1,329,631	¥1,323,695	$11,313

In the above table, the net carrying amounts of computer software as of March 31, 2005 and 2006 are ¥1,159,477 million and ¥1,196,823 million ($10,229 million), respectively.

The aggregate amortization expense for intangible assets for the years ended March 31, 2004, 2005 and 2006 were ¥465,645 million, ¥437,399 million and ¥556,003 million ($4,752 million), respectively.

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

The estimated aggregate amortization expenses for intangible assets during each of the five years in the period ending March 31, 2011 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥473,578	$4,048
2008	264,419	2,260
2009	202,939	1,735
2010	141,132	1,206
2011	74,649	638

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2005 and 2006 comprised the following:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term bank loans bearing interest at weighted average rates of 0.30% and 0.23% per annum at March 31, 2005 and 2006, respectively	¥145,242	¥198,406	$1,696
Commercial paper bearing interest at weighted average rates of 0.01% and 0.09% per annum at March 31, 2005 and 2006, respectively	277,000	282,000	2,410

Borrowing denominated in U.S. dollar:
Unsecured short-term bank loans bearing interest at weighted average rates of 3.23% per annum at March 31, 2005	644	—	—

	¥422,886	¥480,406	$4,106

Long-term debt at March 31, 2005 and 2006 comprised the following:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.30% – 3.30% coupon bonds due 2006 – 2015	¥2,509,042	¥2,203,302	$18,833
0.17% – 2.50% Euro yen notes due 2006 – 2007	155,234	109,500	936
0.00% – 0.54% floating rate domestic bonds due 2007 – 2011	2,000	234,382	2,003
0.19% floating rate Euro yen notes due 2005	10,000	—	—
Secured indebtedness to banks—
2.00% (weighted average) loans due 2007 – 2019	6,997	1,460	12
Unsecured indebtedness to banks—
1.36% (weighted average) loans due 2006 – 2025	1,791,391	1,514,135	12,941
0.33% (weighted average) floating rate loans due 2006 – 2015	243,240	200,446	1,713

	4,717,904	4,263,225	36,438

Debt denominated in foreign currencies:
3.50% – 6.00% U.S. dollar notes due 2008	119,129	130,217	1,113
5.76% floating rate U.S. dollar notes due 2007	8,671	9,478	81
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	8,146	45,696	391
3.75% – 4.13% Euro notes due 2006 – 2011	175,463	180,388	1,542
Unsecured indebtedness to banks—
4.85% (weighted average) U.S. dollar floating rate loans due 2006 – 2010	74,483	82,090	702
5.50% (weighted average) Great Britain Pound loans due 2007 – 2008	—	524	4

	385,892	448,393	3,832

Total long-term debt principal	5,103,796	4,711,618	40,270
Less—Deferred bond discounts	(847)	(1,093)	(9)

	5,102,949	4,710,525	40,261
Less—Current maturities	(779,198)	(794,438)	(6,790)

Total long-term debt	¥4,323,751	¥3,916,087	$33,471

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates and due dates are in the above table stated at March 31, 2006.

All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2006 stipulate that certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount. Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

Assets totaling ¥80,000 million ($684 million) included in “Other assets” are restricted to the repayment of the debt obligation totaling ¥80,000 million ($684 million) as of March 31, 2006.

The balance of long-term debt as of March 31, 2006, and the aggregate amounts of annual maturities from year ending March 31, 2007 to year ending March 31, 2011 and thereafter are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥794,438	$6,790
2008	839,325	7,174
2009	658,864	5,631
2010	558,759	4,776
2011	688,701	5,886
Thereafter	1,170,438	10,004

Total	¥4,710,525	$40,261

As of March 31, 2006, NTT Group has unused committed lines of credit amounting to ¥114.3 billion ($977 million).

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

In November 2001, NTT and its seven main consolidated subsidiaries, including NTT East and NTT West, agreed with the labor union to implement a structural reform plan, which reduced the expected years of

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

future services of current employees of NTT East and NTT West. The effect of this change in the actuarial assumption of employees’ expected years of future services increased the projected benefit obligation and was reflected as an actuarial loss. This structural reform plan included reducing personnel costs through adopting a fundamental outsourcing strategy and diversifying employment types, and further reductions in various other costs. Under this plan, NTT East and NTT West moved their order-taking, SOHO sales, equipment maintenance and operations, repair work, etc., to newly-established outsourcing companies in each region (prefecture or block of prefectures) and introduced a system whereby transferred employees age 51 or over would be retired from NTT East and NTT West and rehired by the outsourcing companies. On May 1, 2002, upon the implementation of this structural reform, a total of approximately 60,000 employees of NTT East and NTT West were retired from these companies and rehired by the outsourcing companies, which resulted in a curtailment of the severance scheme that significantly reduced the expected years of future services of current employees of NTT East and NTT West, in accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” In this connection, a curtailment loss of ¥322,736 million was recognized in the year ended March 31, 2002.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets based on NTT severance payment plan during the years ended March 31, 2005 and 2006. NTT uses a March 31 measurement date.

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,580,180	¥2,526,053	$21,590
Service cost	89,428	87,962	752
Interest cost	49,783	48,835	417
Plan amendment	(15)	(289)	(2)
Actuarial loss (gain)	15,077	20,908	179
Other	781	1,554	13
Benefit payments (Severance payments and Pension)	(209,181)	(221,156)	(1,890)

Benefit obligation, end of year	2,526,053	2,463,867	21,059

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	998,703	1,100,903	9,409
Actual return on plan assets	44,624	192,904	1,649
Employer contributions	124,697	113,187	967
Other	204	211	2
Benefits payments (Pension)	(67,325)	(84,945)	(726)

Fair value of plan assets, end of year	1,100,903	1,322,260	11,301

At March 31:
Funded status	(1,425,150)	(1,141,607)	(9,758)
Unrecognized net actuarial loss	274,928	126,113	1,078
Unrecognized transition obligation	4,212	2,951	25
Unrecognized prior service cost (*1)	(209,796)	(179,393)	(1,533)

Net amount recognized	¥(1,355,806)	¥(1,191,936)	$(10,188)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The following table provides the amounts recognized in the consolidated balance sheets:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(1,401,579)	¥(1,211,971)	$(10,359)
Other intangibles and other assets	3,739	935	8
Accumulated other comprehensive loss	42,034	19,100	163

Net amount recognized	¥(1,355,806)	¥(1,191,936)	$(10,188)

The accumulated benefit obligation was ¥2,489,602 million and ¥2,441,355 million ($20,866 million) at March 31, 2005 and 2006, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets in the pension scheme with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2005 and 2006 are as follows:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,525,849	¥2,459,768	$21,024
Accumulated benefit obligation	2,489,428	2,437,390	20,832
Fair value of plan assets	1,100,720	1,318,624	11,270

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2006 included the following components:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Service cost	¥99,461	¥89,428	¥87,962	$752
Interest cost on projected benefit obligation	54,191	49,783	48,835	417
Expected return on plan assets	(21,093)	(26,057)	(28,287)	(242)
Amortization of unrecognized net acturial loss	13,984	5,209	4,767	41
Amortization of unrecognized transition obligation	4,702	1,218	1,261	11
Amortization of unrecognized prior service cost	(32,417)	(31,361)	(30,629)	(262)

Total cost for employees’ severance as recorded in the consolidated statements of income	¥118,828	¥88,220	¥83,909	$717

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2004	2005	2006
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pension plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category, are as follows:

	2005	2006
At March 31
Domestic bonds	28.2%	28.6%
Domestic stocks	24.9%	27.1%
International bonds	19.6%	17.7%
International stocks	15.2%	16.5%
Other financial instruments	12.1%	10.1%

Total	100.0%	100.0%

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group will review the asset allocations, as necessary. The target allocations in March 2006 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock with an aggregate fair value of ¥6,783 million (0.6% of total plan assets) and ¥5,842 million (0.4% of total plan assets and $50 million) at March 31, 2005 and 2006, respectively.

NTT Group expects to contribute ¥113,030 million ($966 million) to the severance payments and the contract-type corporate pension plan in the year ending March 31, 2007.

The estimated future benefit payments of the severance payments and the contract-type corporate pension plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥194,146	$1,659
2008	181,967	1,555
2009	181,665	1,553
2010	173,153	1,480
2011	206,676	1,766
2012-2016	899,433	7,688

Total	¥1,837,040	$15,701

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

            a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The total amounts of contributions were ¥95,444 million, ¥111,432 million and ¥112,673 million ($963 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the NTT Plan’s benefit obligations and fair value of assets of the NTT Plan at March 31, 2005 and 2006. NTT uses a March 31 measurement date.

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,954,004	¥2,002,314	$17,114
Service cost	44,098	42,962	367
Interest cost	39,008	40,342	345
Actuarial loss (gain)	(24,122)	(67,617)	(578)
Other	(105)	(585)	(5)
Benefit payments	(10,569)	(15,446)	(132)

Benefit obligation, end of year	2,002,314	2,001,970	17,111

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,165,712	1,211,760	10,357
Actual return on plan assets	39,078	156,244	1,335
Employer contributions	11,997	11,871	101
Employee contributions	5,605	5,164	44
Other	(63)	(291)	(2)
Benefits payments	(10,569)	(15,446)	(132)

Fair value of plan assets, end of year	1,211,760	1,369,302	11,703

At March 31:
Funded status	(790,554)	(632,668)	(5,408)
Unrecognized net actuarial loss	410,650	191,475	1,637
Unrecognized prior service cost (*1)	(36,049)	(31,577)	(270)

Net amount recognized	¥(415,953)	¥(472,770)	$(4,041)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The following table provides the amounts recognized in the consolidated balance sheets:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ severance payments	¥(459,494)	¥(472,770)	$(4,041)
Accumulated other comprehensive loss	43,541	—	—

Net amount recognized	¥(415,953)	¥(472,770)	$(4,041)

The accumulated benefit obligation was ¥1,671,254 million and ¥1,733,036 million ($14,812 million) at March 31, 2005 and 2006, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for employees’ severance payments for each of the three years in the period ended March 31, 2006 included the following components:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Service cost	¥84,307	¥44,098	¥42,962	$367
Interest cost on projected benefit obligation	36,536	39,008	40,342	345
Expected return on plan assets	(25,002)	(29,260)	(30,467)	(260)
Amortization of unrecognized net acturial loss	44,051	28,975	25,900	221
Amortization of unrecognized prior service cost	(4,552)	(4,533)	(4,533)	(39)
Employee contributions	(15,337)	(5,605)	(5,164)	(44)

Total cost for employees’ severance as recorded in the consolidated statements of income	¥120,003	¥72,683	¥69,040	$590

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2004	2005	2006
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	2.5%	2.5%	3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	2.5%	2.5%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The pension plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category, are as follows:

	2005	2006
At March 31
Domestic bonds	34.3%	47.7%
Domestic stocks	17.8%	20.0%
International bonds	13.9%	13.0%
International stocks	11.0%	12.1%
Other financial instruments	23.0%	7.2%

Total	100.0%	100.0%

The NTT Plan’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Plan selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT Plan then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT Plan will review the asset allocations, as necessary. The target allocations in March 2006 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT, NTT DoCoMo and NTT DATA common stock with an aggregate fair value of ¥5,329 million (0.4% of total plan assets) and ¥4,897 million (0.4% of total plan assets and $42 million) at March 31, 2005 and 2006, respectively.

NTT Group expects to contribute ¥11,568 million ($99 million) to the NTT Plan in the year ending March 31, 2007.

The estimated future benefit payments of the NTT Plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥20,073	$172
2008	28,790	246
2009	38,411	328
2010	47,182	403
2011	54,229	463
2012–2016	384,399	3,286

Total	¥573,084	$4,898

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

The Special Accounting Fund for the NTT Plan is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made to such plan. The amounts of

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contributions were ¥71,236 million, ¥71,086 million and ¥68,236 million ($583 million) for the years ended March 31, 2004, 2005 and 2006, respectively, and NTT expects such contributions will decrease year by year.

13.    Restructuring charges:

In the year ended March 31, 2002, NTT recorded restructuring costs in relation to the implementation of the business restructuring of NTT East and NTT West, both of which form part of the regional communications business segment. In the financial statements at March 31, 2002, the accrued amount of these costs was included in “Liability for employees’ severance payments” in the amount of ¥322,736 million, and in “Accrued payroll” in the amount of ¥196,090 million. In accordance with progress being made with the restructuring, ¥17,626 million and ¥7,133 million ($61 million) of “Accrued payroll” was disbursed in the years ended March 31, 2005 and 2006, respectively.

In the year ended March 31, 2002, NTT also recorded restructuring costs in relation to the reform of business activities relating to Verio and to the implementation of restructuring by domestic subsidiaries other than NTT East and NTT West. At March 31, 2002, the accrued amount of these costs was included in “Accrued payroll” in the amount of ¥19,907 million, and in “Other” in the “Current liabilities” section of the balance sheet in the amount of ¥61,281 million. In accordance with progress being made with the reforms at Verio and with the restructuring, ¥512 million of “Accrued payroll” and ¥2,131 million of “Other” were disbursed in the year ended March 31, 2005 and ¥3,149 million ($27 million) of “Other” were disbursed in the year ended March 31, 2006.

Reconciliation in “Accrued payroll” and “Other” in the years ended March 31, 2005 and 2006 is as follows:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Accrued payroll:
At beginning of year	¥25,271	¥7,133	$61
Payments or settlements	(18,138)	(7,133)	(61)

At end of year	¥7,133	¥—	$—

Other:
At beginning of year	¥11,772	¥9,006	$78
Adjustments	(827)	(2,311)	(20)
Payments or settlements	(2,131)	(3,149)	(27)
Foreign currency translation adjustments	192	728	6

At end of year	¥9,006	¥4,274	$37

14.    Income taxes:

NTT files a consolidated tax return with its wholly owned subsidiaries for corporate income tax purposes. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of March 31, 2006, NTT had 132 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT is subject to a number of different taxes, based on income with an aggregate statutory tax rate in Japan of approximately 41%. Reconciliation of the difference of the effective tax rates of NTT and the statutory tax rates are as follows:

	Percent of income before income taxes
	2004	2005	2006
Statutory tax rate	42.00%	40.64%	40.64%
Net change in valuation allowance	(0.88)	1.55	1.60
Other	(1.63)	(0.76)	(0.72)

Effective tax rate	39.49%	41.43%	41.52%

Significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ severance payments	¥704,743	¥681,907	$5,828
Accrued enterprise tax	15,061	21,597	185
Property, plant and equipment and intangible assets principally due to differences in depreciation	252,314	288,394	2,465
Impairment of investments in foreign companies	401,331	84,457	722
Compensated absences	99,707	102,302	874
Accrued bonus	45,191	44,575	381
Unamortized purchases of leased assets	26,336	14,263	122
Operating loss carryforwards	261,101	328,710	2,810
Other	220,497	256,746	2,194

Total gross deferred tax assets	2,026,281	1,822,951	15,581
Less—Valuation allowance	(87,618)	(108,517)	(928)

Total deferred tax assets	1,938,663	1,714,434	14,653

Deferred tax liabilities:
Unrealized gains on securities	(47,831)	(64,889)	555
Special depreciation reserve	(10,788)	(11,461)	98
Changes in interest in subsidiaries as a result of issuance their common stock etc.	(528,062)	(516,913)	4,418
Foreign currency translation adjustments	(19,498)	(52)	(0)
Other	(56,716)	(56,189)	480

Total gross deferred tax liabilities	(662,895)	(649,504)	5,551

Net deferred tax assets	¥1,275,768	¥1,064,930	$9,102

The valuation allowance at March 31, 2005 and 2006 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2005 was an increase of ¥26,665 million, and for the year ended March 31, 2006 was an increase of ¥20,899 million ($179 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2004, 2005 and 2006, through utilization of operating loss carryforwards, ¥139,609 million, ¥177,352 million and ¥95,669 million ($818 million) of tax benefits have been realized, respectively.

Net deferred tax assets at March 31, 2005 and 2006 are included in the consolidated balance sheets as follows:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥321,936	¥283,431	$2,423
Deferred income taxes (investments and other assets)	1,127,517	948,144	8,104
Other long-term liabilities	(173,685)	(166,645)	(1,425)

Total	¥1,275,768	¥1,064,930	$9,102

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2006 amounted to ¥704,070 million ($6,018 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire mainly in four years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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

As of March 31, 2006, the Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions on the amount, and (iii) an amount equal to at least 10% of cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital computed in accordance with generally accepted accounting principles in Japan.

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

On May 14, 2004, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 1,000,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2005. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 29, 2004. Based on this resolution, NTT acquired 800,145 shares of its common stock for a total purchase price of ¥366,466 million on November 26, 2004.

On May 12, 2005, the board of directors resolved the proposals that NTT may acquire up to a total not exceeding 1,250,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion ($5,128 million) until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2006. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 28, 2005. Based on this resolution, NTT acquired 1,116,743 shares of its common stock for a total purchase price of ¥539,387 million ($4,610 million) on September 6, 2005.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2006 was ¥1,185,401 million ($10,132 million). In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2006 includes amounts representing final cash dividends of ¥41,466 million ($354 million), ¥3,000 ($26) per share, which were approved at the shareholders’ meeting held on June 28, 2006.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2003	15,932,445	9
Acquisition of treasury stock through purchase of odd-lot shares		775
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		190,460
Retirement of treasury stock		(191,236)
Balance at March 31, 2004	15,741,209	8
Acquisition of treasury stock through purchase of odd-lot shares		1,298
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		800,145
Balance at March 31, 2005	15,741,209	801,451
Acquisition of treasury stock through purchase of odd-lot shares		1,162
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders		1,116,743

Balance at March 31, 2006	15,741,209	1,919,356

Accumulated other comprehensive income (loss)—

An analysis of the changes for the years ended March 31, 2004, 2005 and 2006 in accumulated other comprehensive income (loss) is shown below:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥(2,413)	¥32,699	¥71,414	$610
Change during the year	35,112	38,715	70,931	606

At end of year	¥32,699	¥71,414	¥142,345	$1,216

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥776	¥2,087	¥(1,883)	$(16)
Change during the year (*1)	1,311	(3,970)	656	6

At end of year	¥2,087	¥(1,883)	¥(1,227)	$(10)

Foreign currency translation adjustments:
At beginning of year	¥80,402	¥64,028	¥40,068	$343
Change during the year	(16,374)	(23,960)	(13,651)	(117)

At end of year	¥64,028	¥40,068	¥26,417	$226

Minimum pension liability adjustments:
At beginning of year	¥(295,848)	¥(71,685)	¥(46,533)	$(398)
Change during the year	224,163	25,152	37,289	319

At end of year	¥(71,685)	¥(46,533)	¥(9,244)	$(79)

Total accumulated other comprehensive income (loss):
At beginning of year	¥(217,083)	¥27,129	¥63,066	$539
Change during the year	244,212	35,937	95,225	814

At end of year	¥27,129	¥63,066	¥158,291	$1,353

(*1)	This means net change in unrealized gain (loss) on derivative instruments (net of tax) and is as follows:

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain arising during the period	¥(698)	¥(347)
Less—Reclassification adjustment for gain included in net income	(6,038)	(3,623)

Unrealized gain arising during the period	¥(6,736)	¥(3,970)

	2006
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain arising during the period	¥10,792	¥6,431
Less—Reclassification adjustment for gain included in net income	(9,625)	(5,775)

Unrealized gain arising during the period	¥1,167	¥656

	2006
	Pre-tax amount	Net-of-tax amount
	Millions of U.S. dollars
Unrealized gain arising during the period	$92	$55
Less—Reclassification adjustment for gain included in net income	(82)	(49)

Unrealized gain arising during the period	$10	$6

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006 are shown below:

	Pre-tax amount	Tax expense/ (benefit)	Net-of-tax amount
	Millions of yen
For the year ended March 31, 2004:
Unrealized gain (loss) on securities	¥60,938	¥(25,826)	¥35,112
Unrealized gain (loss) on derivative instruments	2,190	(879)	1,311
Foreign currency translation adjustments	(43,307)	26,933	(16,374)
Minimum pension liability adjustment	387,798	(163,635)	224,163

Other comprehensive income (loss)	¥407,619	¥(163,407)	¥244,212

For the year ended March 31, 2005:
Unrealized gain (loss) on securities	¥66,630	¥(27,915)	¥38,715
Unrealized gain (loss) on derivative instruments	(6,736)	2,766	(3,970)
Foreign currency translation adjustments	(47,260)	23,300	(23,960)
Minimum pension liability adjustment	43,405	(18,253)	25,152

Other comprehensive income (loss)	¥56,039	¥(20,102)	¥35,937

For the year ended March 31, 2006:
Unrealized gain (loss) on securities	¥81,997	¥(11,066)	¥70,931
Unrealized gain (loss) on derivative instruments	1,167	(511)	656
Foreign currency translation adjustments	(30,068)	16,417	(13,651)
Minimum pension liability adjustment	64,660	(27,371)	37,289

Other comprehensive income (loss)	¥117,756	¥(22,531)	¥95,225

	Pre-tax amount	Tax expense/ (benefit)	Net-of-tax amount
	Millions of U.S. dollars
For the year ended March 31, 2006:
Unrealized gain (loss) on securities	$701	$(95)	$606
Unrealized gain (loss) on derivative instruments	10	(4)	6
Foreign currency translation adjustments	(257)	140	(117)
Minimum pension liability adjustment	553	(234)	319

Other comprehensive income (loss)	$1,007	$(193)	$814

17.    Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Business segments—

Sales and operating revenue:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications business—
Customers	¥4,061,919	¥3,937,789	¥3,817,748	$32,630
Intersegment	673,741	651,772	649,514	5,552

Total	4,735,660	4,589,561	4,467,262	38,182
Long distance and international communications business—
Customers	1,057,373	1,045,218	1,092,074	9,334
Intersegment	132,088	119,580	108,023	923

Total	1,189,461	1,164,798	1,200,097	10,257
Mobile communications business—
Customers	5,022,576	4,821,941	4,711,872	40,272
Intersegment	25,489	22,669	54,000	462

Total	5,048,065	4,844,610	4,765,872	40,734
Data communications business—
Customers	697,821	721,816	770,551	6,586
Intersegment	128,127	110,804	116,722	997

Total	825,948	832,620	887,273	7,583
Other—
Customers	255,848	279,104	348,891	2,982
Intersegment	988,718	946,619	933,026	7,975

Total	1,244,566	1,225,723	1,281,917	10,957
Elimination	(1,948,163)	(1,851,444)	(1,861,285)	(15,908)

Consolidated total	¥11,095,537	¥10,805,868	¥10,741,136	$91,805

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications business	¥248,395	¥246,759	¥172,862	$1,478
Long distance and international communications business	90,524	62,329	62,367	533
Mobile communications business	1,102,918	784,166	832,639	7,117
Data communications business	38,317	36,894	40,495	346
Other	29,115	37,554	71,174	608

Total	1,509,269	1,167,702	1,179,537	10,082
Elimination	51,052	43,499	11,163	95

Consolidated operating income	1,560,321	1,211,201	1,190,700	10,177
Other income	130,940	636,171	223,507	1,910
Other expenses	163,913	124,060	108,344	926

Consolidated income (loss) before income taxes	¥1,527,348	¥1,723,312	¥1,305,863	$11,161

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥19	¥66	¥203	$2
Long distance and international communications business	469	2,170	1,704	15
Mobile communications business	(21,960)	(12,886)	(364)	(3)
Data communications business	(53)	203	282	2
Other	1,202	1,462	(20,400)	(175)

Consolidated total	¥(20,323)	¥(8,985)	¥(18,575)	$(159)

Assets:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Total Assets:
Regional communications business	¥9,093,204	¥8,717,070	¥8,471,113	$72,403
Long distance and international communications business	1,542,258	1,581,936	1,566,031	13,385
Mobile communications business	6,347,807	6,254,719	6,495,847	55,520
Data communications business	1,189,030	1,187,798	1,203,968	10,290
Other	10,398,513	10,230,533	10,122,629	86,518

Total	28,570,812	27,972,056	27,859,588	238,116
Elimination	(9,135,939)	(8,873,472)	(8,973,393)	(76,696)

Consolidated total	¥19,434,873	¥19,098,584	¥18,886,195	$161,420

(Note) The amount of goodwill related to long distance and international communications business is included in the long distance and international communications business segment, the amount of goodwill related to mobile communications business is included in the mobile communications business segment and the amount of goodwill related to data communications business is included in the data communications business segment (See Note 10).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

	2004	2005	2006	2006
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications business	¥1,014,847	¥976,092	¥945,450	$8,081
Long distance and international communications business	145,263	137,444	139,882	1,195
Mobile communications business	720,997	735,423	737,066	6,300
Data communications business	164,639	159,874	164,596	1,407
Other	155,145	126,764	114,639	980

Total	2,200,891	2,135,597	2,101,633	17,963
Elimination	(3,833)	6,123	9,287	79

Consolidated total	¥2,197,058	¥2,141,720	¥2,110,920	$18,042

Capital investments for segment assets:
Regional communications business	¥813,212	¥830,859	¥912,557	$7,800
Long distance and international communications business	136,181	149,476	150,949	1,290
Mobile communications business	805,482	861,517	887,113	7,582
Data communications business	148,923	110,821	112,146	958
Other	109,800	104,728	129,147	1,104

Consolidated total	¥2,013,598	¥2,057,401	¥2,191,912	$18,734

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the years ended March 31, 2004, 2005 and 2006.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Leases qualifying as capital leases at March 31, 2005 and 2006 were as follows:

Class of property	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Buildings	¥180,256	¥100,638	$860
Machinery, vessels and tools	230,025	222,185	1,899
Accumulated depreciation	(270,154)	(166,815)	(1,426)

Total	¥140,127	¥156,008	$1,333

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥32,109	$274
2008	30,311	259
2009	21,845	187
2010	12,022	103
2011	9,395	80
Thereafter	232,912	1,991

Total minimum lease payments	338,594	2,894
Less—Amount representing interest	189,604	1,621

Present value of net minimum lease payments	148,990	1,273
Less—Current obligation	21,210	181

Long-term capital lease obligations	¥127,780	$1,092

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2004, 2005 and 2006 were ¥166,252 million, ¥179,447 million and ¥183,098 million ($1,565 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2006 are as follows.

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥3,927	$34
2008	4,020	34
2009	3,509	30
2010	1,873	16
2011	1,424	12
Thereafter	17,085	146

Total	¥31,838	$272

Direct Financing Lease—Lessor—

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

Direct financing lease receivables at March 31, 2005 and 2006 were as follows:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥475,562	¥424,145	$3,625
Unearned income	(19,908)	(10,101)	(86)
Estimated residual values	8,658	—	—

	464,312	414,044	3,539
Less—Allowance for doubtful accounts	(4,493)	(3,636)	(31)

	459,819	410,408	3,508
Less—Current portion	(121,488)	(110,125)	(941)

Long-term direct financing lease receivables	¥338,331	¥300,283	$2,567

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2006, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥127,627	$1,091
2008	105,306	900
2009	82,140	702
2010	57,933	495
2011	32,171	275
Thereafter	18,968	162

Total	¥424,145	$3,625

Operating Lease—Lessor—

Certain consolidated subsidiaries also provide operating leases. Investments in operating leases at March 31, 2005 and 2006 were as follows:

Class of property	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥23,886	¥2,953	$25
Accumulated depreciation	(20,470)	(1,629)	(14)

Total	¥3,416	¥1,324	$11

Minimum future rentals under non-cancellable operating leases at March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥749	$7
2008	155	1
2009	89	1
2010	44	1
2011	34	0
Thereafter	42	0

Total	¥1,113	$10

19.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2004, 2005 and 2006 were ¥354,862 million, ¥318,074 million and ¥308,446 million ($2,636 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥119,628 million, ¥122,994 million and ¥110,899 million ($948 million), which are included in the selling, general and administrative expenses in the consolidated statements of income, for the years ended March 31, 2004, 2005 and 2006, respectively.

20.    Subsidiary stock transactions:

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million and NTT sold 698,000 shares at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.0% to 62.5%. The resulting decrease in interest amounting to ¥49,269 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2004, in accordance with NTT’s revised accounting policy with respect to change in interest transactions as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest amounting to ¥85,541 million was recorded as goodwill on the balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased a total of 43,000 shares for ¥8,447 million. As a result, NTT’s interest in NTT DoCoMo increased from 63.6% to 63.7%. The resulting increase in interest amounting to ¥3,289 million was recorded as goodwill on the balance sheet as of March 31, 2005.

In August 2004, NTT DoCoMo repurchased a total of 1,815,526 shares for ¥332,241 million and NTT sold 1,748,000 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.7% to 62.4%. The resulting decrease in interest amounting to ¥59,295 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2005.

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The resulting increase in interest amounting to ¥29,368 million was recorded as goodwill on the balance sheet as of March 31, 2005.

From May to June 2005, NTT DoCoMo repurchased a total of 102,383 shares for ¥16,916 million ($145 million). As a result, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest amounting to ¥5,213 million ($45 million) was recorded as goodwill on the balance sheet as of March 31, 2006.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million ($2,215 million) and NTT Group sold 1,528,658 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.2% to 62.0%. The resulting increase in interest amounting to ¥41,272 million ($353 million) was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased a total of 134,374 shares for ¥23,999 million ($205 million). As a result, NTT’s interest in NTT DoCoMo increased from 62.0% to 62.1%. The resulting increase in interest amounting to ¥7,330 million ($63 million) was recorded as goodwill on the balance sheet as of March 31, 2006.

From May to June 2006, subsequent to the year ended March 31, 2006, NTT DoCoMo repurchased 283,312 shares for ¥49,998 million ($427 million). As a result of the repurchase, NTT’s interest in NTT DoCoMo

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

increased from 62.1% to 62.5%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2007.

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a consolidated subsidiary of NTT, made an initial public offering in conjunction with its Tokyo Stock Exchange listing on November 4, 2004. In connection with the offering, NTT sold 83,277 shares (including 17,277 over-allotment shares) of NTT UD for proceeds of ¥35,676 million, and a gain of ¥26,984 million from the share sale was recognized as other income. Concurrently, NTT UD issued 132,000 new shares and received total proceeds of ¥56,549 million. The resulting decrease in interest amounting to ¥17,022 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2005.

As a result of these transactions, NTT’s interest in NTT UD decreased from 100% to 67.3%.

21.    Foreign exchange gain and loss:

Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2004, 2005 and 2006 were gains of ¥1,052 million, ¥212 million and ¥8,816 million ($75 million), respectively.

22.    Financial instruments:

Derivative instruments , hedging activities—

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 11, NTT

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2006. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 11, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 11, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the year ended March 31, 2006, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2006, approximately ¥12,447 million ($106 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, accrued payroll.

	2005		2006		2006
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥5,102,949	¥5,159,172	¥4,710,525	¥4,649,078	$40,261	$39,736
Forward exchange contracts	(208)	(208)	106	106	1	1
Interest rate and currency swap agreements	(5,272)	(5,272)	5,636	5,636	48	48

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using NTT Group’s current incremental rates of borrowings for similar liabilities.

The fair value of forward exchange contracts, interest rate swap and currency swap agreements are estimated based on the discounted amounts of future cash flows which NTT group will receive or pay, assuming that NTT group terminates the contracts and agreements at March 31, 2006.

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2005 and 2006:

	2005	2006	2006
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥10,827	¥2,435	$21
Interest rate and currency swap agreements	678,388	805,161	6,882

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2006.

23.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2006, including commitments for purchase of property, plant and equipment and other assets is as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2007	¥273,204	$2,335
2008	14,546	124
2009	5,573	48
2010	2,730	23
2011	1,186	10
Thereafter	785	7

Total	¥298,024	$2,547

Contingent liabilities at March 31, 2006 for loans guaranteed amounted to ¥21,216 million ($181 million). The principal component of this total at March 31, 2006 was a ¥14,430 million ($123 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliated company.

At March 31, 2006, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

24.    Subsequent events:

There were no significant subsequent events other than those described in other footnotes of this consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Year ended March 31, 2004:
Allowance for doubtful accounts	¥41,981	¥22,318	¥(23,982)	¥40,317

Year ended March 31, 2005:
Allowance for doubtful accounts	¥40,317	¥21,922	¥(26,327)	¥35,912

Year ended March 31, 2006:
Allowance for doubtful accounts	¥35,912	¥17,311	¥(21,212)	¥32,011

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2006:
Allowance for doubtful accounts	$307	$148	$(181)	$274

*1: Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Year ended March 31, 2004:
Valuation allowance—Deferred tax assets	¥63,516	¥21,305	¥(23,868)	¥60,953

Year ended March 31, 2005:
Valuation allowance—Deferred tax assets	¥60,953	¥35,745	¥(9,080)	¥87,618

Year ended March 31, 2006:
Valuation allowance—Deferred tax assets	¥87,618	¥52,591	¥(31,692)	¥108,517

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2006:
Valuation allowance—Deferred tax assets	$749	$449	$(271)	$927