Form 20-F
period 2007-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2007-06-29
CIK 769594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

Common stock	13,819,669 shares

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

Yes  ☐    No  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM	3	—	KEY INFORMATION	4

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	58

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	58

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	89

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	98

ITEM	8	—	FINANCIAL INFORMATION	100

ITEM	9	—	THE OFFER AND LISTING	101

ITEM	10	—	ADDITIONAL INFORMATION	103

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	114

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	116

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	117

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	117

ITEM	15	—	CONTROLS AND PROCEDURES	117

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	118

ITEM	16B	—	CODE OF ETHICS	118

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	118

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	119

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	120

PART III

ITEM	17	—	FINANCIAL STATEMENTS	121

ITEM	18	—	FINANCIAL STATEMENTS	121

ITEM	19	—	EXHIBITS	121

			SIGNATURES	122

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2003 through 2007 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2006 and 2007, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three fiscal years ended March 31, 2005, 2006 and 2007 and the Notes thereto appear elsewhere in this annual report.

STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2003	2004	2005	2006	2007	2007
	(millions of yen)					(millions of U.S. dollars)
Operating revenues	¥10,923,146	¥11,095,537	¥10,805,868	¥10,741,136	¥10,760,550	$91,191
Operating expenses	9,559,589	9,535,216	9,594,667	9,550,436	9,653,535	81,810

Operating income	1,363,557	1,560,321	1,211,201	1,190,700	1,107,015	9,381
Other expenses (income)	(41,468)	32,973	(512,111)	(115,163)	(30,986)	(263)

Income (loss) before income taxes	1,405,025	1,527,348	1,723,312	1,305,863	1,138,001	9,644
Income tax expenses (benefit)	704,271	603,211	713,918	542,207	468,269	3,968
Minority interest in consolidated subsidiaries	(114,980)	(259,952)	(290,225)	(246,396)	(195,926)	(1,660)
Equity in earnings (losses) of affiliated companies (including write-down of ¥319,564 million, net of income taxes, in affiliates in 2003)	(329,536)	(20,323)	(8,985)	(18,575)	3,101	26

Income (loss) before cumulative effect of accounting changes	256,238	643,862	710,184	498,685	476,907	4,042
Cumulative effect of accounting changes (net of income taxes of ¥25,852 million and net of minority interest of ¥12,836 million in 2003)	(22,880)	—	—	—	—	—

Net income (loss)	¥233,358	¥643,862	¥710,184	¥498,685	¥476,907	$4,042

	2003	2004	2005	2006	2007	2007
	(yen, except share amount)					(U.S. dollars)
Per Share of common stock:(1)
Income (loss) before cumulative effect of accounting changes	¥15,975.52	¥40,607.65	¥45,891.26	¥34,836.42	¥34,506.55	$292.43
Cumulative effect of accounting changes	(1,426.49)	—	—	—	—	—
Net income (loss)	14,549.03	40,607.65	45,891.26	34,836.42	34,506.55	292.43
Cash dividends, applicable to earnings for the year	¥5,000.00	¥5,000.00	¥6,000.00	¥6,000.00	¥8,000.00	$67.80
Average number of Shares outstanding (adjusted to reflect changes in capital)	16,039,414.63	15,855,684.15	15,475,366.20	14,315,049.28	13,820,769.16

(1)	The financial data for per Share of common stock are appropriately adjusted for stock splits of NTT common stock. As of the end of the fiscal year ended March 31, 2007, NTT had 13,819,669 Shares outstanding.

BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2003	2004	2005	2006	2007	2007
	(millions of yen)					(millions of U.S. dollars)
Property, plant and equipment (net)	¥11,057,908	¥10,769,626	¥10,480,552	¥10,435,905	¥10,423,812	$88,337
Total assets	19,783,600	19,434,873	19,098,584	18,886,195	18,365,775	155,642
Current liabilities	3,766,391	3,808,845	3,679,579	3,972,629	3,730,813	31,617
Long-term liabilities	8,853,305	7,614,868	6,921,133	6,280,889	5,610,368	47,545
Capital Stock (common stock plus additional paid-in capital)	3,607,686	3,660,042	3,737,778	3,781,058	3,782,053	32,051
Shareholders’ equity	¥5,637,595	¥6,397,972	¥6,768,603	¥6,779,526	¥7,172,610	$60,785

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

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share
			(yen)	(dollars)
September 30, 2002	November 18, 2002	December 12, 2002	¥2,500	$20.37
March 31, 2003	June 27, 2003	June 30, 2003	¥2,500	$20.86
September 30, 2003	November 11, 2003	December 10, 2003	¥2,500	$23.06
March 31, 2004	June 29, 2004	June 30, 2004	¥2,500	$22.85
September 30, 2004	November 10, 2004	December 6, 2004	¥3,000	$29.22
March 31, 2005	June 28, 2005	June 29, 2005	¥3,000	$27.21
September 30, 2005	November 9, 2005	December 13, 2005	¥3,000	$24.98
March 31, 2006	June 28, 2006	June 29, 2006	¥3,000	$25.82
September 30, 2006	November 10, 2006	December 12, 2006	¥4,000	$34.14
March 31, 2007	June 28, 2007	June 29, 2007	¥4,000	N/A

See Note 15 to the Consolidated Financial Statements.

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

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of 118 yen to the U.S. dollar, the approximate rate of exchange on March 31, 2007, the date of the most recent balance sheet included herein.

On June 22, 2007, the Noon Buying Rate was U.S.$1 = ¥124.09.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2003	133.40	115.71	121.10	118.07
2004	120.55	103.70	112.75	104.18
2005	111.39	102.68	107.28	107.22
2006	119.66	104.64	113.66	117.48
2007	121.02	112.26	116.55	117.56

Months of 2007	High(4)	Low(4)	Average(5)	Period-end(6)
January	121.81	118.49	120.45	121.02
February	121.77	118.33	120.50	118.33
March	118.15	116.01	117.26	117.56
April	119.84	117.69	118.93	119.44
May	121.79	119.77	120.77	121.76
June (through June 22, 2007)	124.09	121.08	122.51	124.09

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last date of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.

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

Growth of new businesses and migration from existing businesses accompanying the expansion of IP and broadband and ubiquitous services and other market developments may not progress as anticipated.

In the Japanese broadband market, the number of Asymmetric Digital Subscriber Line (“ADSL”) subscribers is decreasing slowly, while the expansion of optical access services continue to pick up speed and the main product of the broadband market is shifting from ADSL to optical access services. Users of optical access services and ADSL services and cable television (“CATV”) Internet services reached a total of 26.43 million customers (as of the end of March 2007), indicating that the overall broadband market continues to expand. In addition, the development of broadband has led to increased distribution of and a shift towards a revenue structure that emphasizes the profitability of content and applications. NTT Group is working to further accelerate the deployment of optical access services (B FLET’S*) and increase revenues from broadband and ubiquitous services, including such upper layer services as platforms and content and applications, by improving and expanding service products, engaging in active marketing in response to customer demands, and upgrading, diversifying and improving the reliability of services using its IP-based next-generation network. In December 2006, NTT Group started field trials for constructing its next-generation network in order to determine customer preferences and confirm the viability of technologies for the full-scale launch of commercial services.

However, should the optical access services market not expand as anticipated, if rate reductions for optical access services are greater than anticipated, or if any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved, revenues from optical access and broadband and ubiquitous services may not grow as anticipated. In addition, there is the risk that these large shifts in revenue structure will result in the profitability of the communications layer declining faster than expected.

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

In the corporate market, more companies are employing IP telephone services, leading to an acceleration in the deployment of IP Centrex services (a type of IP telephone service for corporate users that provides outsourcing services for server maintenance and operation) and other IP telephone services. In the residential market, IP telephone services provided by ADSL providers and ISPs using the 050 calling code (the IP telephone code) and optical IP telephone services that permit the use of existing fixed-line telephone numbers have grown in popularity in both the corporate and residential markets. Although NTT Group has increased the number of subscribers for its “Hikari Denwa,” high-quality, optical-access IP telephone and other IP telephone services, NTT expects that the migration of customers to these other services will have a negative effect on the profitability of fixed-line telephone services. Growth in revenues from optical access services and broadband and ubiquitous services and cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if IP development slows and the burden of maintaining duplicate facilities for both the existing network and the IP network becomes greater than anticipated or if one-time costs for the migration

*	B FLET’S includes NTT West’s “FLET’S Hikari Premium” and “FLET’S Hikari Mytown.”

from existing networks to IP networks become greater than anticipated, there is a risk that it may not be possible to offset the negative effect such services may have on the profitability of fixed-line telephone services.

In the mobile communications business, NTT Group believes that increased revenues from the following sources is one of the critical elements for future growth: expansion of audio-visual traffic in the form of video telephone using FOMA handsets; the development and provision of i-mode FeliCa “Mobile Wallet” electronic payment services and other new services that are helpful both in daily life and in business; and increased data transmission. Nevertheless, development of these services may be curtailed if: partners and content providers required for the provision of new services and new ways of usage are not developed as expected; an insufficient number of retailers and other partners enter into agreements to use the Mobile Wallet reading devices; new services fail to meet expectations in terms of scheduling, costs, customer demand and attractiveness; manufacturers and content providers cannot provide handsets and content in a timely manner and at an appropriate price; continued or new growth is not achieved because current or future data transmission or other services of NTT DoCoMo Group, including the i-mode service, are insufficient or not attractive enough to maintain current subscribers or attract new ones; market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced; or high speed downlink packet access (“HSDPA”) services are not deployed in a timely manner.

In the system integration business, corporate IT investment, which has been restricted, is now recovering along with improvement in corporate earnings. Regardless, customers are making increasingly severe demands regarding costs, requiring very stringent evaluations of the impact of IT investments. In the current market environment, declines in hardware prices are making software prices seem relatively high, which may lead to declines in the sales prices of systems and services provided by NTT Group.

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

As a result of acquisitions and alliances among competitor companies in fixed and mobile communications, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services are expected to be developed. In addition, the broadband sector has seen new companies enter the market, corporate mergers, and the formation of business alliances. Increased competition resulting from corporate consolidations and reorganizations in the information and communications markets may result in a loss of market share for NTT Group and force NTT Group companies to lower their rates, adversely affecting profitability.

With regards to the upper layers (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies continue to enter the market in a variety of forms from a variety of fields. As a result, it is possible that if the competitive environment going forward is more fierce than anticipated, NTT may not secure its anticipated market share.

NTT Group is moving ahead aggressively with the development of its broadband businesses. However, due to increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices, and a variety of businesses such as other carriers and CATV businesses are offering service packages that include Internet access, IP telephone and video distribution services (so-called

“triple play” packages). As a result, the broadband access business continues to face stiff competition as companies seek to capture customers in the areas of optical access services and triple play packages, and as companies fight over market share in the ADSL market. As a result of this competition, NTT Group may lose market share or be forced to lower its rates. Acquiring new customers amidst this intense competition may give rise to higher costs than anticipated, which may have an adverse effect on the financial condition and performance of NTT Group.

In addition, the fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors, and alternative services provided by other businesses are gaining an increasing number of customers. NTT Group plans to expand its Hikari Denwa and other IP telephone services and become more competitive by lowering subscriber rates, but given the possibility that customers of NTT East and NTT West might switch to the services of other companies as a result of competition with the direct subscriber telephone services of other companies using dry copper lines (existing telephone lines owned by NTT East and NTT West but not used by those companies) and IP telephone services using the optical access services or CATV lines of other companies, revenues could potentially fall more than expected.

In the mobile communications market, competition with other carriers has intensified with changing factors in the market environment such as the introduction of mobile number portability and the entry of new carriers into the market. For example, other service providers have been deploying new products and services, including handsets for third-generation wireless services and handsets equipped with music player functions, music distribution services and fixed-rate services for calls and emails to designated parties. Moreover, some carriers are offering wireless/fixed-line integrated services with features such as a single invoice and combined point programs for wireless and fixed-line services. Competition may escalate further with the advent of other new low-cost and flat rate services and technology (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless LAN, either provided as stand-alone services or in packages). For these reasons, competition may intensify and the number of subscriptions that NTT DoCoMo Group can acquire or retain and the ARPU (average monthly revenue per unit) it can achieve may be lower than anticipated. Also, because of the intense competition for subscribers, the costs required to keep subscribers from leaving NTT Group and to maintain ARPU levels may be greater than anticipated and may adversely affect the financial condition and performance of NTT Group and NTT DoCoMo Group.

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

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications markets. However, as the fixed-line telephone market shrinks, NTT Group must further expand its business in the highly competitive broadband market. There is no guarantee that NTT Group will be able to maintain its current competitive advantage.

These factors may have a material adverse effect on NTT Group’s future growth and profitability, and there is no guarantee that current and future competition will not adversely affect NTT Group’s financial condition and performance.

Changes or decisions regarding telecommunications regulations may adversely affect NTT Group’s business.

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

The Government and ruling parties agreed on June 20, 2006 to commence in 2010, after evaluating the deployment of broadband access and the progress of NTT’s medium-term management strategy, discussion of the issues concerning NTT Group’s structure, and to make a determination promptly thereafter. However, it is unclear at this time which direction the discussions might take, or what effect the outcome of such discussions might have on NTT Group.

Review of the Rules of Competition

The New Competition Promotion Program 2010 published by the Ministry of Internal Affairs and Communications (“MIC”) provides for a review of comprehensive competition rules for the overall broadband market that focuses on each of the layers from terminals to content and applications (business domains). Under this program, matters such as promotion of facility competition, review of dominant position rules, review of the method of calculating interconnection rates for NTT East and NTT West and promotion of competition in the mobile communications markets are to be discussed, and measures for such matters will be implemented promptly thereafter in the order in which a conclusion has been reached. The MIC has arranged for a variety of discussions to take place in accordance with the program, including discussions regarding the individual matters listed in the following paragraphs. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations in light of such conclusions, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on NTT Group are unclear at this time.

Interconnection Rates

Interconnection charges for the three-year period commencing with the fiscal year ended March 31, 2006 are calculated in accordance with the MIC ordinance, as amended following the October 2004 report of the Telecommunications Council.

NTT East and NTT West filed for approval of their interconnection charges for the fiscal year ending March 31, 2008, with the group center (“GC”) interconnection charge set at ¥4.69 (a decrease of approximately 7.1% from the previous year) and the intra-zone center (“IC”) interconnection charge set at ¥6.55 (a decrease of approximately 4.2% from the previous year) (in each case for three minutes). Approval of the MIC was received in March 2007. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2008 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council decided that over a five-year period, non-traffic sensitive costs (“NTS costs”) should be gradually removed from interconnection rate costs and should be recovered instead through base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone service, raising base rates may not be feasible. For this reason, NTT expects that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

In April 2007, the MIC submitted the calculation of connection charges for the fiscal year ending March 31, 2009 and beyond for review by the Telecommunications Council, where the matter is now under review. While NTT Group is asking for a review of the system for the establishment of interconnection charges so as to enable the recovery of actual costs, and a review of the NTS cost recovery method if the computation method for subsidies under the Universal Service Fund described below is changed, the direction and effects of such review remain uncertain at this time.

Interconnection (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenues from dark fiber interconnection charges are lower than the actual cost. Carriers associated with other companies have installed their own optical fiber and have initiated and expanded their own optical fiber services, increasing competition in the delivery of optical access services. For these reasons, NTT has requested that the obligation to make optical fiber lines available be reviewed by all interested parties.

At present, it is unclear whether any review will occur. NTT intends to pursue efficiencies in its investments and reductions in construction costs associated with its optical fiber network. However, depending on the results of the review, if any, improvement of the cost and revenue structure for optical fiber interconnection services may be delayed.

Universal Service Fund (“USF”)

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing mandatory universal service. Prior to the amendment of the USF system described below, no monies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers started to use dry copper lines to provide direct subscriber telephone services, and as competition intensified in regions with high margins for fixed-line services, it was expected that NTT East and NTT West’s ability to offset the costs of universal service could deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as business entities eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West will receive ¥15.2 billion in subsidies for the fiscal year ending March 31, 2008. In addition to NTT East and NTT West, other NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF (the current unit cost is ¥7 per month per phone number). In light of the purpose of the USF system, NTT Group has asked customers to pay such costs, and the funds thus collected are applied to NTT Group’s obligations to make contributions to the USF support organization. The resulting impact on NTT Group overall will be an increase in revenue to the extent of the subsidy payments (roughly ¥15.2 billion for the fiscal year ending March 31, 2008).

With regard to the fiscal year ending March 31, 2009 and beyond, the report of the Telecommunications Council dated March 30, 2007 recommended that the method for calculating subsidies be reviewed, from the perspective that an increase in amounts paid by users should be avoided. In response to this report, the MIC announced its review proposal on April 19, 2007.

NTT Group believes that in order to ensure universal service, a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, when necessary. In addition, the amount of subsidies will be determined based on trends in subscriber numbers. If a review is carried out in line with the MIC proposal, according to calculations by the MIC, it is estimated that the subsidies for the fiscal year ending March 31, 2009 will be from ¥9.6 to ¥12.7 billion, and for the fiscal year ending March 31, 2010, will be from ¥12.9 to ¥16.8 billion.

Starting in January 2007, a MIC study group has been deliberating the future of the USF system, for the fiscal year ending March 31, 2011 and beyond. The conclusion of these deliberations and the specific impact upon NTT Group if modifications are made are uncertain at this time.

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

Administrative Advice Decision and Action for Rescission Based on the Antimonopoly Law

In December 2003, the Japan Fair Trade Commission (the “Commission”) issued a warning with regard to the B FLET’S New Family Type service provided by NTT East. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that was not in fact being used, and that, as a result of this practice, NTT East was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by excluding other businesses, and it advised NTT East to stop this practice.

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision regarding NTT East, to the effect that the above acts relating to the provision of B FLET’S by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it has commenced an action to rescind the decision of the Commission in Tokyo High Court on April 26, 2007.

While the outcome of this proceeding at the Tokyo High Court is not determinable, NTT Group believes that even if the decision that such acts were in violation of the antimonopoly law is not rescinded, because the decision does not stipulate special measures to be taken against NTT East, there would not likely be a material adverse effect on NTT East’s business. However, no assurance can be given in this regard.

Allocation of Frequency Spectrum for Mobile Phones

In the mobile communications business segment, if changes are made to the frequency spectrum allocation system, for example, a reallocation of frequency spectrum or the introduction of an auction system, such changes may adversely affect NTT Group. (See “Item 4—Information on the Company—Regulations—Other Regulatory Developments—Allocation of Frequency Spectrum for Mobile Phones.”)

Risks relating to the Government’s Optimization Plan for Operating and Systems

The Government’s optimization plan calls for cost reductions through optimization of operations and systems. Moreover, the implementation of competitive bidding and other measures have been introduced. Because implementation of this plan is resulting in even greater competition, the future performance and financial condition of NTT Group may be affected.

System disruptions and issues with system architecture may adversely affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built and maintains fixed-line subscriber telephone, ISDN, optical access, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes, typhoons and floods, all of which frequently hit Japan, problems in hardware and software, terrorism, cyber-terrorism, and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be adversely affected by reductions in income and expensive repair costs resulting from any such event.

NTT Group services and products increasingly use advanced, complicated technology, resulting in increased quality control risk. In response to temporary difficulties in connecting to Hikari Denwa and FLET’S services, NTT is making efforts to restore its reputation by making capital investments and by taking preventative measures in the form of upgrading software and accelerating response time. If a service or product of NTT Group has a defect or similar problem, NTT may be held liable for damages arising from such problem, and the reputation and sales of NTT Group services and products may suffer an adverse effect.

Furthermore, because NTT DoCoMo Group’s mobile phone handsets offer a variety of functions including settlement of credit transactions, and because services by numerous companies outside NTT DoCoMo Group are provided through these handsets, problems may arise if a handset malfunctions or is defective or misplaced, or if the services provided by other companies are flawed. In particular, phones with the “i-mode FeliCa” function are used for e-money and credit applications, which may give rise to issues that are different from those previously encountered by NTT DoCoMo in connection with its wireless communications services.

With respect to the systems integration business, NTT Group generally assumes full contractual responsibility at all stages—from the receipt of orders to delivery—for the building of systems and their delivery to clients. There is the possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

NTT’s reputation and credibility may be adversely affected by disclosure or inappropriate use of confidential business information and personal information.

Mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including the personal information of customers. In April 2005, in connection with the full-scale implementation of the Law Relating to the Protection of Personal Information, NTT Group formulated the “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of confidential information including personal information.

NTT Group expects to be able to ensure proper management of confidential information including personal information in accordance with its policy. However, if such confidential information is stolen or otherwise misused, there is a risk that such action may adversely affect NTT Group’s business, including its reputation and credibility, and NTT Group’s ability to obtain new subscribers or secure selective governmental bids.

The introduction and spread of new technologies and methods may adversely affect the fixed communications and mobile communications market environment.

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004, the Institute of Electrical and Electronics Engineers (IEEE) adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was established. In Japan, initiatives have been taken toward deployment of WiMAX and other broadband mobile wireless access systems, including a review of technical conditions and license policies for the 2.5GHz band, and the announcement of a spectrum allocation policy proposal. In addition, in accordance with an ministerial order issued in October 2006, Power Line Communications (“PLC”) (a technology which uses existing power lines to provide high-speed data transmissions) became available for use over indoor power lines, and could be used for LAN construction in a home. Voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information is also being adopted. If these and other new technologies and systems are introduced and developed in Japan, competition in both the fixed communications and mobile communications markets may intensify further and the market environment may be affected in other ways. Such changes in the market may affect the revenues of NTT Group. Currently, the specific effects of new technology developments on NTT Group are unclear.

NTT DoCoMo Group has only a limited amount of spectrum available for its services, and other cellular phone operators may not adopt the W-CDMA technology of NTT DoCoMo Group.

NTT DoCoMo Group has limited frequencies and facilities available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DoCoMo’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit. Because base stations and switchboards have only a finite capacity for handling traffic, service quality may deteriorate at peak times or if there is a rapid increase in subscribers, or if there is a rapid increase in the volume of images, music or other content provided by NTT DoCoMo Group’s i-mode services. In addition, with regard to FOMA services, FOMA i-mode packet transmission fixed rate services and fixed rate services for browsing webpages on the Internet and video clips, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DoCoMo Group and that its service quality will deteriorate due to a lack of capacity for increased traffic using existing facilities.

In addition, there may be deterioration in service quality if government agencies do not allocate the frequency spectrum required for unhindered operation, as the number of NTT DoCoMo Group subscribers, as well as traffic from such subscribers, increases.

NTT DoCoMo Group has made efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies. However, there can be no assurance that NTT DoCoMo Group’s efforts can improve service quality. If NTT DoCoMo Group is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to constraints in providing its wireless services or loss of subscribers to competitors.

In addition, while other cellular phone carriers have adopted W-CDMA technology, if the number of cellular phone operators using W-CDMA does not increase or if there are delays in the deployment and dissemination of this technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale it currently anticipates. Also, NTT DoCoMo Group cannot assure that handset and network manufacturers will be able to modify their handsets and networks appropriately and promptly if standardization organizations make changes to the specifications for existing W-CDMA technology which require modifications to the handsets and networks that NTT DoCoMo Group currently uses. It is also possible that NTT DoCoMo’s strategic partners may not be able to increase the number of i-mode subscribers or advance the use of i-mode service by such subscribers as anticipated.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has actively sought to enter into joint ventures, alliances and collaborations, mainly with companies and organizations outside Japan, focusing on wireless services, IP networks and IP service platforms. In addition, NTT Group continues to seek to form affiliations with, collaborate with and make investments in domestic and overseas companies with the goal of expanding non-traffic businesses.

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

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Government currently owns 33.7% of NTT’s issued Shares (38.4% of outstanding Shares). The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a Government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may adversely affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government, through the Minister of Finance, owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2007, the Government’s ownership of Shares was reduced to 33.7% of the issued Shares (38.4% of the outstanding Shares). The Government now owns close to the minimum number of Shares the Government is obligated to own under the NTT Law.* It is possible that the Government may seek to sell the remaining few Shares which it owns in excess of the amount the Government is required to own under the NTT Law. It is also possible that the NTT Law could be revised in order to ease the requirements regarding Government ownership of Shares, increasing the number of Shares the Government is allowed to sell. Additionally, if NTT retires Shares, the number of Shares the Government is allowed to sell would increase. The sale of Shares by the Government or the issuance, sale or other disposal of Shares by NTT (or the potential for such transactions) could have an adverse impact on the market price of Shares and ADSs.

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

NTT Group’s businesses, including its telephone services, broadband access services and system integration services, are affected by the economic situation in Japan, since most of NTT Group’s revenues are generated in Japan.

In the fiscal year ended March 31, 2007, the Japanese economy experienced strong expansion supported by higher corporate earnings generated by steady demand in Japan and overseas, continued growth in capital investment, an expansion of the improvements seen in employment and moderate improvement of personal consumption. Although it is necessary to monitor overseas developments closely, strong corporate performance and a moderate increase in employment income are expected to lead to continued strong personal consumption, and NTT Group expects the economy to continue growing at a moderate pace. However, if the pace of the recovery declines or economic conditions start to deteriorate again, NTT Group’s results of operations may be adversely affected. In addition, NTT Group’s real estate disposition plan and pension investments may be adversely affected by economic conditions including the depressed stock and financial markets.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	the financial and operating impact of equity investments in overseas companies;

(ii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G cellular subscriber services and Internet-related businesses;

(iii)	risks and uncertainties associated with the pricing of services;

(iv)	the effects of regulation of the telecommunications business, including the calculation method of interconnection rates and the revision of the obligation to provide access to optical fiber;

(v)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(vi)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(vii)	the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group;

(ix)	the effect of the introduction of or changes to various laws or regulations;

(x)	the impact of system failure; and

(xi)	volatility and changes in the economic conditions and security markets in Japan and other countries.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Ownership percentages provided as of June 29, 2007. As of March 31, 2007, NTT owned 63.4% of NTT DoCoMo’s shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications related services in Japan and operates one of the largest telephone networks in the world. NTT Group’s principal businesses are regional communications, long distance and international communications, mobile communications and data communications.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT VIETNAM CORPORATION, NTT DIRECTORY SERVICES Co., EAST JAPAN TELECOMMUNICATIONS WELFARE CORPORATION, TelWel West Japan Corporation, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT-ME CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT WEST-KANSAI CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT EAST–TOKYOMINAMI CORPORATION, and 95 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Verio Inc., NTT America, Inc., NTT Resonant Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Milletechno, Inc., Plala Networks Inc., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., On Demand TV, Inc., NTT Communications (Thailand) Co., Ltd., NTT WORLD ENGINEERING MARINE CORPORATION, PT. NTT Indonesia, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., NTT NaviSpace Corporation, and 30 other companies.

The principal services in the mobile communications business are mobile telephone services, PHS services, and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., and 79 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA

CORPORATION, NTT DATA SYSTEMS CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA TECHNOLOGY CORPORATION, NTT DATA CREATION CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA MANAGEMENT SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., and 80 other companies.

Other businesses include building maintenance, real property leasing, systems development, leasing and research and development. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT FACILITIES, INC., NTT BUSINESS ASSOCIE Corporation, NTT FINANCE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Electronics Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT Software Corporation, NTT ADVERTISING, INC., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 56 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 50.49 million subscribers nationwide as of March 31, 2007 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of number of channels, transmission rate and line use fees (base rates)).

NTT provides mobile phone services through NTT DoCoMo Group. NTT DoCoMo Group is one of the largest providers of mobile phone services in the world and the largest in Japan, providing mobile phone services to 52.62 million subscribers nationwide as of March 31, 2007. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1991. As of June 29, 2007, NTT owns 63.9% of NTT DoCoMo’s shares.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 29, 2007, NTT owns 54.2% of the shares of NTT DATA.

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

On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law in August 1952 to take over from the Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan, and all Government-owned assets relating to such services were transferred to the predecessor corporation. In 1953, the predecessor corporation’s international division, which operated Japan’s international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. (“KDD”) (which became KDDI after it merged with DDI Corporation (“DDI”) and IDO Corporation in October 2000).

The Shares are listed on the Tokyo Stock Exchange (the “TSE”) and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. In 1994, NTT listed its Shares on the New York Stock Exchange (the “NYSE”) (in ADR form) and on the London Stock Exchange (the “LSE”).

On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split, thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 1996 amounted to 15,911,902.

At the ordinary general meeting of shareholders held on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares from time to time at an aggregate cost not to exceed ¥120 billion, before the ordinary general meeting of shareholders held in June 2000. On July 12, 1999, NTT announced in Tokyo that it would repurchase up to 80,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on July 12. On July 13, 1999, NTT purchased 48,898 Shares through such transactions. Of the Shares it repurchased, 48,000 were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000, pursuant to the authority granted by the shareholders at the ordinary general meeting of shareholders on June 29, 1999. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2000 was reduced to 15,834,555. In the fiscal year ended March 31, 2000, 77,410 of these acquired Shares were cancelled.

On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. See “Item 9—The Offer and Listing—Trading Markets.”

At the ordinary general meeting of shareholders held on June 27, 2002, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before the ordinary general meeting of shareholders held in June 2003. On October 7, 2002, NTT announced in Tokyo that it would repurchase up to 200,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 7. On October 8, 2002, NTT purchased 200,000 Shares through such transactions. Of the Shares it repurchased, 91,800 Shares were acquired from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2003 was reduced to 15,932,436. In the fiscal year ended March 31, 2003, 202,145 of these acquired Shares were cancelled.

At the ordinary general meeting of shareholders held on June 27, 2003, the shareholders approved the purchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, before the ordinary general meeting of shareholders held in June 2004. On October 14, 2003, NTT announced in Tokyo that it would repurchase up to 185,528 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on October 14. On October 15, 2003, NTT purchased 72,381 Shares through such transactions. All repurchased Shares were acquired from the Minister of Finance. Subsequently, NTT acquired an additional 118,079 Shares during the period from October 16 to October 31, 2003, and from November 12 to December 12, 2003, pursuant to the authority granted by the shareholders at the ordinary general meeting of shareholders on June 27, 2003. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2004 was reduced to 15,741,201. In the fiscal year ended March 31, 2004, 191,236 of these acquired Shares were cancelled.

At the ordinary general meeting of shareholders held on June 29, 2004, the shareholders approved the purchase by NTT of up to 1,000,000 of its Shares from time to time at an aggregate cost not to exceed ¥600 billion, before the ordinary general meeting of shareholders held in June 2005. On November 25, 2004, NTT announced in Tokyo that it would repurchase up to 1,000,000 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on November 25. On November 26, 2004, NTT purchased 800,145 Shares through such transactions. Of these Shares, 800,000 were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2005 was reduced to 14,939,758.

At the ordinary general meeting of shareholders held on June 28, 2005, the shareholders approved the purchase by NTT of up to 1,250,000 of its Shares from time to time at an aggregate cost not to exceed ¥600 billion, before the next ordinary general meeting of shareholders. On September 5, 2005, NTT announced in Tokyo that it would repurchase up to 1,242,236 Shares at a specified time on the following day through transactions executed on the TSE in accordance with applicable Japanese law at a price per Share equal to the closing price on the TSE on September 5. On September 6, 2005, NTT purchased 1,116,743 Shares through such transactions. All of the shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2006 was reduced to 13,821,853.

As a result of the purchase or sale by NTT of its Shares acquired to fulfill requests for purchase or sale of fractional Shares, the number of outstanding Shares as of March 31, 2007 was reduced to 13,819,669.

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

Although NTT owns 63.9% of NTT DoCoMo’s shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group’s business operations and management are conducted independently of the operations and management of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT’s other subsidiaries are conducted on an arm’s-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

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

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.6% to 63.7%. In August 2004, NTT DoCoMo repurchased 1,815,526 shares of its common stock for ¥332,241 million. NTT sold 1,748,000 shares, resulting in a decrease in NTT’s ownership interest in NTT DoCoMo from 63.7% to 62.4%. From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.4% to 63.0%.

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

From May to August 2006, NTT DoCoMo repurchased 517,483 shares of its common stock for ¥89,997 million, resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 62.1% to 62.9%. From November 2006 to March 2007, NTT DoCoMo repurchased 363,095 shares of its common stock for ¥67,226 million. As a result of this repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.9% to 63.4%.

From May to June 2007, NTT DoCoMo repurchased 350,379 shares of its common stock for ¥72,997 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.4% to 63.9%.

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

Business Overview and Strategy

Although it is necessary to monitor overseas developments carefully, NTT Group anticipates that private sector demand will remain strong and that the Japanese economy will continue its moderate expansion supported by solid corporate earnings and moderately increasing personal income.

In the information and telecommunications market, broadband and ubiquitous communications continue to spread and the development of IP networks is accelerating the convergence of services. Under such circumstances, market entry by new companies, corporate mergers, and the formation of business alliances are expected to intensify competition even further. In addition, the use of the Internet and other information and communications technologies is rapidly taking root, resulting in higher expectations for convenient networks that are safe and secure.

Under this environment, in December of last year, NTT Group began field trials for the construction of a next-generation network that can provide efficient and flexible services based on the roadmap set forth in NTT Group’s Medium Term Management Strategy. The field trials are confirming the viability of technologies for network construction such as quality control and security functions and are being conducted with the participation of customers to determine customer preferences and requirements. We are also collaborating with businesses from a wide range of fields to develop full-scale services. Through these activities, we will combine the next-generation network with optical access services to create high-quality and flexible services that bring together the features and strengths of fixed-line telephone service and IP services. We seek to have 30 million optical access service subscribers by the fiscal year ending March 31, 2010.

Specific business developments include ongoing measures to expand use of the B FLET’S service through the provision of convenient services and establishment of business processes that can respond accurately and promptly to customer preferences and requirements. With respect to FOMA, NTT Group is raising its overall competitiveness by improving and expanding its handset lineup, including handsets compatible with One Segment broadcasts and HSDPA, raising network quality, strengthening music services and i-mode search services, and establishing new revenue sources such as the DCMX credit service. To respond to the convergence of fixed-line telephone and mobile phone communications, NTT Group is also developing services for handsets that can be used as cordless IP phones indoors and mobile phones outdoors. Measures directed towards collaboration between and convergence of communications and broadcasting include centralized operation of the intra-group video distribution services (OCN Theater, 4th Media, and On-Demand TV), expansion of multi-channel broadcasting services and simultaneous re-broadcast of terrestrial digital broadcasts in collaboration with broadcasters. To expand businesses that do not depend on communications traffic, NTT Group is taking measures to enhance marketing and development capabilities regarding solutions for business customers and is addressing requests from customers in Japan and overseas.

NTT Group is also working to review work processes and reduce procurement costs and continues to raise business efficiency by lowering costs.

NTT will continue to allocate the managerial resources of NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable, and convenient broadband and ubiquitous services and will reinforce research and development directed towards the commercialization of the next-generation network. NTT Group will promote the commercialization of the products of research and development in collaboration with NTT Group companies through the “Comprehensive Commercialization Functions.” NTT will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice related services, IP/packet communications services, and system integration services. Its telephone network is one of the world’s largest networks. Telecommunications services provided by NTT Group are divided into the six categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration, and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2005	2006	2007
	(in billions of yen)
Fixed voice related services	¥3,578.1	¥3,382.7	¥3,113.5
% of total operating revenues	33.1%	31.5%	28.9%
Mobile voice related services	¥3,216.1	¥3,125.8	¥3,021.3
% of total operating revenues	29.8%	29.1%	28.1%
IP/packet communications services	¥1,772.7	¥1,953.3	¥2,247.9
% of total operating revenues	16.4%	18.2%	20.9%
Sales of telecommunications equipment	¥688.1	¥592.2	¥583.3
% of total operating revenues	6.4%	5.5%	5.4%
System integration	¥910.3	¥976.6	¥1,092.7
% of total operating revenues	8.4%	9.1%	10.2%
Other services	¥640.6	¥710.6	¥701.7
% of total operating revenues	5.9%	6.6%	6.5%

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

The following table sets forth certain information concerning NTT Group’s principal facilities and operations as of the dates and for the periods indicated:

	As of March 31,
	2003	2004	2005	2006	2007
	(in thousands)
Regional Communications Business:
(NTT East)
Telephone subscriptions	25,139	25,264	24,925	23,109	21,392
Public telephones	285	245	213	187	172
ISDN(1)	5,260	4,756	4,425	4,111	3,726
INS-Net 64	4,892	4,391	4,056	3,743	3,363
INS-Net 1500(1)	37	36	37	37	36
B FLET’S	111	426	885	1,889	3,399
FLET’S ADSL	1,430	2,283	2,833	3,001	2,782
FLET’S ISDN	651	514	413	332	258
Hikari Denwa (channels)			4	471	1,705
Conventional leased circuit services	301	267	240	215	193
High-speed digital circuit services	291	249	211	175	148
ATM services	10	8	6	5	4

(NTT West)
Telephone subscriptions	25,575	25,674	25,396	23,802	21,951
Public telephones	299	258	229	206	189
ISDN(1)	4,868	4,378	4,042	3,748	3,426
INS-Net 64	4,647	4,162	3,829	3,534	3,216
INS-Net 1500(1)	22	22	21	21	21
B FLET’S*	88	414	779	1,530	2,677
FLET’S ADSL	1,127	1,806	2,374	2,682	2,541
FLET’S ISDN	621	466	356	284	228
Hikari Denwa (channels)			0	396	1,469
Conventional leased circuit services	275	247	223	205	188
High-speed digital circuit services	247	213	175	141	120
ATM services	7	6	5	4	4

Note: B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

Long Distance and International Communications Business:
Packet exchange services	836	863	885	844	774
Frame relay/cell relay services	78	56	39	31	27
Facsimile communications network services	1,419	1,435	1,385	1,041	1,011
OCN	3,504	4,118	4,640	5,286	6,091
IP-VPN	64	86	93	98	93
Leased circuit services	17	13	11	9	8
High-speed digital circuit services	42	34	27	22	19
ATM Services	4	2	2	1	1

Mobile Communications Business:
Mobile phone (mova) services	43,819	43,283	37,324	27,680	17,092
Mobile phone (FOMA) services	330	3,045	11,501	23,463	35,529
i-mode services(2)	37,758	41,077	44,021	46,360	47,574
PHS services	1,688	1,592	1,314	771	453

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of i-mode subscriptions includes subscriptions to both mobile phone mova (13,522 thousand) and mobile phone FOMA (34,052 thousand).

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2007 accounted for 28.9% of NTT Group’s total operating revenues. Fixed voice related services include a portion of the regional communications business segment and long distance and international communications business segment, including telephone subscriptions, ISDN (“INS-Net 64” and “INS-Net 1500”), conventional leased circuits, high-speed digital transmission, and ATM services (ATM Mega Link, ATM Share Link).

NTT Group is Japan’s largest provider of telephone subscriber and ISDN (INS-Net 64 and INS-Net 1500) services in Japan. INS-Net 64 uses existing dry copper lines to transmit digital signals, providing efficient, high-quality communications services with capacity equivalent to two circuits. INS-Net 1500 uses optical fiber, offering 24 channels, and is suited for corporate users who need multiple lines. Users may also utilize it as a high-speed data link by bundling several of the 24 channels together.

Fixed-line telephone subscriptions decreased in the fiscal year ended March 31, 2007 due to the migration of subscribers to IP telephone services as well as to mobile phone services, direct subscriber telephone services provided by other carriers using dry copper lines, and CATV telephone services. On the other hand, with the rise of broadband access services, demand for ISDN services has continued to fall. As a result, as of March 31, 2007, fixed-line telephone subscriptions decreased by 3,568 thousand from the previous year to 43,343 thousand, and ISDN subscriptions decreased by 707 thousand to 7,152 thousand. As of March 31, 2007, the usage proportions for fixed-line telephone and ISDN subscription services were 78.0% residential and 22.0% business, and 18.4% residential and 81.6% business, respectively.

The following table shows the number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West:

	As of March 31,
	2005	2006	2007
	(in thousands)
(NTT East)
Telephone subscriptions	24,925	23,109	21,392
Public telephones	213	187	172
ISDN(1)	4,425	4,111	3,726
INS-Net 64	4,056	3,743	3,363
INS-Net 1500(1)	37	37	36

(NTT West)
Telephone subscriptions	25,396	23,802	21,951
Public telephones	229	206	189
ISDN(1)	4,042	3,748	3,426
INS-Net 64	3,829	3,534	3,216
INS-Net 1500(1)	21	21	21

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or message area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

The following tables set forth rates (consumption tax not included) currently applied to telephone subscriber services (Type 1, dial tone lines):

Telephone Subscription Fees:    ¥36,000

Subscriber line use fee (base rates per line):
Classification levels for telephone subscriber service agents	Level 3	*	Level 2	*	Level 1	*

Residential	¥1,700		¥1,550		¥1,450
Business	¥2,500		¥2,350		¥2,300

*	Classification levels for telephone subscriber service agents are based on the number of subscriber lines subscribed to as of January 1, 2005.

The following table sets forth information regarding intra-prefectural dialing rates of NTT East, NTT West and NTT Communications(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Intra-city area	¥8.5 per 3 min. (¥8.5)	¥8.5 per 3 min. (¥8.5)	¥8.5 per 4 min. (¥8.5)
Adjacent area, up to 20 km	¥ 10 per 90 sec. (¥20)	¥ 10 per 90 sec. (¥20)	¥ 10 per 2 min. (¥20)
20 km—60 km	¥ 10 per 1 min. (¥30)	¥ 10 per 75 sec. (¥30)	¥ 10 per 90 sec. (¥20)
Over 60 km	¥ 10 per 45 sec. (¥40)	¥ 10 per 1 min. (¥30)	¥ 10 per 90 sec. (¥20)

(1)	Amounts in brackets are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

The following table sets forth information regarding inter-prefectural dialing rates of NTT Communications (call duration for ¥10 from a subscriber telephone)(1):

	8 a.m.-7 p.m.	7 p.m.-11 p.m.(2)	11 p.m.-8 a.m.
Adjacent area—20 km	90 sec. (¥20)	90 sec. (¥20)	2 min. (¥20)
20 km—30 km	60 sec. (¥30)	60 sec. (¥30)	75 sec. (¥30)
30 km—60 km	45 sec. (¥40)	60 sec. (¥30)	75 sec. (¥30)
60 km—100 km	30 sec. (¥60)	45 sec. (¥40)	60 sec. (¥30)
Over 100 km	22.5 sec. (¥80)	26 sec. (¥70)	45 sec. (¥40)

(1)	Amounts in brackets are rates for 3-minute calls.
(2)	Also includes daytime calls on weekends and holidays.

In certain areas, new common carriers (“NCCs”) offering lower rates than NTT Group have established a position in the long distance market. The current NTT Communications long distance fee schedule is largely comparable to that of major NCCs.

Telephone subscriber lines ARPU(1) in the fiscal year ended March 31, 2007 was ¥2,760 for NTT East and ¥2,660 for NTT West, each ¥20 (0.7%) lower than in the previous fiscal year. INS-Net subscriber lines ARPU in the fiscal year ended March 31, 2007 was ¥5,470 for NTT East and ¥5,310 for NTT West, down ¥60 (1.1%) and ¥70 (1.3%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,170 for NTT East and ¥3,020 for NTT West, down ¥20 (0.6%) and ¥30 (1.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services.(2)

(1)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from the designated services which are incurred consistently each month, such as monthly fees and call charges, by the number of active subscribers to the relevant services. The calculation of ARPU excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures for the fixed line business calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of ARPU figures are based on U.S. GAAP results of operations.

NTT Group separately computes 4 categories of ARPU for the fixed line business conducted by NTT East and NTT West.: telephone subscriber lines ARPU; INS-Net subscriber lines ARPU; aggregate fixed line ARPU; and B FLET’S ARPU. See Note (2) below for a description of how telephone subscriber lines ARPU and INS-Net subscriber lines ARPU are calculated. The calculation of B FLET’S ARPU is described under “IP/Packet communications Services” in this Item 4. Please refer to “Mobile Communications Services” for a description of how ARPU for mobile phone services is calculated.

(2)	Telephone subscriber lines ARPU is calculated based on revenues from subscriber telephone monthly fees and call charges (which are included in operating revenues from voice transmission services) and revenues from FLET’S ADSL (which are included in operating revenues from IP/packet communications services), and INS-Net subscriber lines ARPU is calculated based on revenues from INS-Net monthly fees and call charges (which are included in operating revenues from voice transmission services) and revenues from FLET’S ISDN (which are included in operating revenues from IP/packet communications services).

Aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) is calculated based on revenues from monthly charges and call charges for telephone subscriber lines and INS-Net subscriber lines, and revenues from FLET’S ADSL and FLET’S ISDN.

For purposes of calculating aggregate fixed line ARPU, telephone subscriber lines ARPU and INS-Net subscriber lines ARPU, the number of subscribers is determined based on the number of lines for each service. Revenues from interconnection charges are excluded from the calculation of aggregate fixed line ARPU, telephone subscriber lines ARPU and INS-Net subscriber lines ARPU. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as 10 INS-Net 64 subscriptions.

For purposes of reporting fiscal year results, the number of active subscribers is the sum of active subscribers for each month from April to March, calculated as follows: active subscribers = (No. of subscribers at end of previous month + no. of expected subscribers at end of the current month)/2.

As of March 31, 2007, NTT Group’s market share of MYLINE services combined was 81.8% for intra-city calls, 77.2% for intra-prefectural inter-city calls and 71.7% for inter-prefecture calls.

There is a concern that factors such as IP telephone services and direct subscriber telephone services offered by competitors will continue to have an impact on tariffs and base rates. NTT Group hopes to offset any resulting decrease in revenues by offering subscriber discount packages with supplementary services to Hikari Denwa subscribers and launching new services, as well as by actively pursuing IP and broadband opportunities. In the fiscal year ended March 31, 2007, NTT East and NTT West vigorously promoted the provision of Hikari Denwa, and launched new services such as caller ID, discount flat-rate plans, and Hikari Denwa Office Type, a service for small and medium-size businesses that makes available up to eight channels and 32 telephone numbers. In the area of video distribution services, NTT East and NTT West have formed tie-ups with broadcasters to promote and expand multi-channel broadcasting and video on-demand services using optical access services, such as B FLET’S. Concerning fixed-line telephone services, NTT Communications promoted sales of its “PL@TINUM LINE” low-cost plan for domestic and international calls and calls to mobile phones, and launched a new service called “PL@TINUM LINE & Sekaiwari” that provides even greater discounts on international calls.

For the fiscal year ending March 31, 2008, interconnection rates will be ¥4.69 for three minutes for GC interconnection (a decrease of 7.1% as compared to the fiscal year ended March 31, 2007 rate) and ¥6.55 for three minutes for IC interconnection (an decrease of 4.2% as compared to the fiscal year ended March 31, 2006 rate).

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

There are two types of conventional leased circuits: an analog type for telephone and fax transmission, and a digital type for packet communications.

High-speed digital transmission services are dedicated digital services offering high-speed, high-volume transmission. These services are capable of transmitting virtually any type of information, from voice to data and images; particularly when used for IP/packet communications, these services are far more economical than conventional leased circuits.

“ATM Mega Link” service uses asynchronous transfer mode (“ATM”) protocols, as opposed to the conventional synchronous transfer mode protocols, to meet communication needs requiring high-speed transmission and a broad coverage area. ATM is a high-speed switching technology that uses fixed-sized cells to transmit voice, data and images. These cells are like envelopes that each carry the same number of bytes of information.

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its dedicated service business in order to provide fixed rate, high-quality access services for businesses. However, as a result of the rapid shift of customer needs to IP/packet communication services, such as high-volume, low-cost IP and Ethernet services, combined with the rapid spread of broadband services, the number of dedicated service subscriptions has continued to decline. As of March 31, 2007, NTT East had 148 thousand and NTT West had 120 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 193 thousand and 188 thousand. For NTT Communications, as of March 31, 2007, the number of high-speed digital circuit subscribers and the number of conventional leased circuit subscribers were 19 thousand and 8 thousand, respectively.

The following table sets forth the number of subscriptions to dedicated services.

	As of March 31,
	2005	2006	2007
	(in thousands)
Regional communications business
(NTT East)
Conventional leased circuits	240	215	193
High speed digital circuits	211	175	148
ATM circuits	6	5	4

(NTT West)
Conventional leased circuits	223	205	188
High-speed digital circuits	175	141	120
ATM circuits	5	4	4

Long distance and international communications services
Conventional leased circuits	11	9	8
High-speed digital circuits	27	22	19
ATM circuits	2	1	1

Mobile Voice Related Services

Operating revenues for mobile voice related services in the fiscal year ended March 31, 2007 accounted for 28.1% of overall operating revenues. Mobile voice related services include certain services in the mobile communications business segment such as mobile phone and PHS (partially recorded in IP/packet communications services).

The mobile communications market in Japan has continued to expand, though at a slower pace than in previous fiscal years, and the total number of mobile phone subscribers increased by 5.4% in the fiscal year ended March 31, 2007 to 96,718 thousand as of March 31, 2007.

NTT DoCoMo Group is Japan’s leading provider of wireless communications services, and is one of the world’s largest mobile phone service operators. As of March 31, 2007, NTT DoCoMo Group had a total of 52,621 thousand mobile phone subscriptions, an estimated 54.4% share of the domestic market.

The following table sets forth information regarding NTT DoCoMo Group’s mobile phone and i-mode service subscribers and its estimated market share:

	As of March 31,
	2005	2006	2007
	(in thousands)
Mobile phone services	48,825	51,144	52,621
Mobile phone services (mova)	37,324	27,680	17,092
Mobile phone services (FOMA)	11,501	23,463	35,529
i-mode services	44,021	46,360	47,574
i-mode services (mova)	32,667	23,446	13,522
i-mode services (FOMA)	11,353	22,914	34,052
Estimated market share(1)(2)	56.1%	55.7%	54.4%

(1)	Number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions

The following table sets forth selected information concerning monthly usage per subscriber, or minutes of usage (“MOU”), and average monthly revenue per unit, or ARPU, data:

	As of March 31,
	2005	2006	2007
Total average monthly minutes (MOU) per subscriber (FOMA+mova)(1)	151	149	144

Aggregate ARPU (FOMA + mova)(2)(3)	¥7,200	¥6,910	¥6,700
Voice ARPU (FOMA + mova)(4)	5,330	5,030	4,690
Packet ARPU (FOMA + mova)	1,870	1,880	2,010
i-mode ARPU (FOMA + mova)	1,870	1,870	1,990

(1)	MOU (Minutes of Usage): Average communication time per month per user.
(2)	ARPU (Average monthly revenue per unit)[1]:

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
(3)	International services revenues are included in the computation of ARPU for the fiscal years ended March 31, 2007 and March 31, 2006. International services revenues are not included in the computation of ARPU for the fiscal year ended March 31, 2005. The portion of ARPU constituted by international services, calculated based on international services revenues, was ¥20 for the fiscal year ended March 31, 2005.
(4)	Includes circuit switched data transmissions.

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

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding mova services:

	As of March 31,
	2005	2006	2007
Total average monthly minutes (MOU) per subscriber (mova)	138	122	104

Aggregate ARPU (mova)	¥6,800	¥5,970	¥5,180
Voice ARPU (mova)	5,160	4,680	4,190
i-mode ARPU (mova)	1,640	1,290	990

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

The following table sets forth selected information concerning monthly usage per subscriber, or MOU, and average monthly revenue per unit, or ARPU, data regarding FOMA services:

	As of March 31,
	2005	2006	2007
Total average monthly minutes (MOU) per subscriber (FOMA)	229	202	175

Aggregate ARPU (FOMA)	¥9,650	¥8,700	¥7,860
Voice ARPU (FOMA)	6,380	5,680	5,070
Packet ARPU (FOMA)	3,270	3,020	2,790
i-mode ARPU (FOMA)	3,220	2,980	2,750

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

MOU (FOMA+mova) decreased from 149 minutes per month for the fiscal year ended March 31, 2006 to 144 minutes for the fiscal year ended March 31, 2007. ARPU (FOMA+mova), which has been decreasing over the past few years, continued to decline. During the fiscal years ended March 31, 2006 and March 31, 2007, voice ARPU declined while packet ARPU increased slightly. This trend was attributable to a decrease in MOU (the average communication time per month per subscriber) following further penetration of mobile phones into lower usage subscriber segments. The shrinking trend of ARPU also resulted from NTT DoCoMo’s introduction of billing arrangements with reduced or flat rates intended to maintain its current subscribers, an increase in number of subscribers who subscribe to discount programs, the increase in the number of FOMA billing plans that can be combined with NTT DoCoMo’s flat-rate packet billing plan for unlimited i-mode usage, and a large number of subscribers using i-mode services instead of voice calls. Aggregate ARPU (FOMA+mova) decreased to ¥6,700 in the fiscal year ended March 31, 2007 from ¥6,910 in the prior fiscal year.

a.     Mobile Phone Services

Mobile Phone (mova) Services

NTT DoCoMo Group provides mobile voice related services using a network that covers virtually all of Japan. Mova services are second generation (“2G”) services and are provided on a nationwide basis using an 800MHz digital network. Also, services using a 1.5GHz network are provided for Tokyo, Osaka, Nagoya and surrounding areas.

Some revenues from mova are included in IP/packet communications services revenues.

Mobile Phone (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DoCoMo Group’s basic strategy is to further develop and expand FOMA services. As of the end of March 2007, the number of FOMA subscriptions was 35.53 million, and the shift from mova to FOMA is expected to continue over the fiscal year ending March 31, 2008.

NTT DoCoMo Group, while working to improve service quality in areas where FOMA is already available, has continuously expanded the FOMA service area. As a result of this expansion, the FOMA population coverage ratio as of March 29, 2007 was 100% of Japan. (NTT DoCoMo calculates its population coverage ratios by dividing the population within its “coverage area”—determined by whether the local government offices of cities, towns and villages, such as city hall, are within the service area of the network—by the total population in Japan.)

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

One of NTT DoCoMo Group’s basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. As customer usage varies from month to month, prepaid usage amounts may remain unused in months in which usage is low. NTT DoCoMo Group introduced in

November 2003 its “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, NTT DoCoMo Group offers various discounts, including family discounts and long-term subscriber discounts. The prepaid usage amounts will not change even after a discount for monthly rates has been applied. In November 2005, a number of measures were taken with regard to rates. These included unifying payment structures for FOMA and mova services and introducing new easy-to-understand payment plans. In addition, under the new payment plans, when a customer chooses to join the “New Ichinen Discount” billing plan, the discount rate on basic usage fees increases according to the number of years the subscription has been maintained (beginning with the second year), gradually increasing to a 25% discount after 10 years. Furthermore, by combining the new “Ichinen Discount” plan with the “Family Discount” plan, customers can reduce their basic usage fees by up to 50%. On December 1, 2005, NTT DoCoMo Group introduced the “Fami-Wari Wide” discount plan targeting children who are junior high school age or younger, seniors aged 60 or older and “Hearty Discount” (a discount plan specifically for disabled persons) subscribers, which combine with the Family Discounts to provide even greater savings. On March 1, 2006, NTT DoCoMo Group introduced “Fami-Wari Wide Limit,” under which subscribers can make out-going calls up to a pre-determined fee limit. Also, NTT DoCoMo Group expanded application of “Pake-Hodai,” a fixed rate service for packet transmission using i-mode.

b.     PHS Services

NTT DoCoMo Group provides PHS services as part of its business. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but in some cases PHS services cannot be used in fast-moving automobiles or trains.

The number of PHS subscribers as of March 31, 2006 was 771 thousand, but this number decreased to 453 thousand as of March 31, 2007.

The following table sets forth information regarding NTT DoCoMo Group’s PHS subscribers and its estimated market share:

	As of March 31,
	2005	2006	2007
PHS subscriptions (in thousands)	1,314	771	453
Estimated market share	29.4%	16.4%	9.1%

The number of subscriptions declined overall, mainly as a result of a decrease in subscriptions for voice services, and it is expected that the number of subscriptions for card-type wireless Internet access devices will also decline as mobile phone service becomes increasingly fast and multifunctional. For these reasons, NTT DoCoMo Group stopped accepting new subscriptions to PHS services as of April 30, 2005 in order to concentrate its business resources on FOMA services. Since that time, NTT DoCoMo has been offering existing PHS subscribers inducements to transfer to FOMA and has decided to terminate PHS services on January 7, 2008.

IP/Packet Communications Services

Operating revenues from IP/packet communications services accounted for 20.9% of NTT’s total operating revenues for the fiscal year ended March 31, 2007. These services are included partly in NTT Group’s regional communications business segment, in part in the long distance and international communications business segment, and in part in the mobile communications business segment.

IP Communications services included in the regional communications business segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “B FLET’S,” based on fiber-optic communications, and other fixed rate Internet access services, as well as high value-added services that run on FLET’S networks (dedicated prefectural IP relay networks built by NTT East and NTT West which connect access services such as B FLET’S and FLET’S ADSL to the Internet and other networks).

The following table sets forth information regarding IP/packet communications subscriptions of NTT East and NTT West:

	As of March 31,
	2005	2006	2007
	(in thousands)
(NTT East)
B FLET’S	885	1,889	3,399
FLET’S ADSL	2,833	3,001	2,782
FLET’S ISDN	413	332	258
Hikari Denwa (channels)	4	471	1,705
(NTT West)
B FLET’S*	779	1,530	2,677
FLET’S ADSL	2,374	2,682	2,541
FLET’S ISDN	356	284	228
Hikari Denwa (channels)	0	396	1,469

Note:	B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

NTT East and NTT West began full-scale provision of FLET’S ADSL in December 2000. This is a fixed rate service with maximum download rates of 47 Mbps (for lines shared with telephones). In the fiscal year ended March 31, 2007, the accelerated spread of fiber-optic access services and other factors led to a decline in the number of subscribers to FLET’S ADSL, which totaled 5,323 thousand as of March 31, 2007, a decrease of 359 thousand from the previous year.

NTT East and NTT West began full-scale provision of B FLET’S in August 2001. In the fiscal year ended March 31, 2007, in an effort to improve customer service, NTT East and NTT West expanded service areas for optical access services such as B FLET’S and launched new services including Hikari Denwa Office Type, a service for small and medium-size businesses that makes up to eight channels and 32 phone numbers available, and NTT East expanded its call center as a central location for receiving inquiries and requests concerning Hikari Denwa. NTT East and NTT West also took measures to bolster security services to counter computer viruses and unauthorized access. As a result, as of March 31, 2007, the number of subscribers for optical access services such as B FLET’S had risen to 6,076 thousand, an increase of 2,657 thousand from the end of the previous year. B FLET’S is a fixed rate service which enables multiple users to share a line with a maximum speed of 1Gbps.

B FLET’S ARPU in the fiscal year ended March 31, 2007 was ¥5,050 for NTT East and ¥5,120 for NTT West, ¥400 (8.6%) and ¥230 (4.7%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa.(1)

(1)	B FLET’S ARPU is calculated by dividing revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Denwa, both of which are included in operating revenues from IP/packet communications services, by the number of active subscribers to the relevant services. B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

For purposes of calculating B FLET’S ARPU, the number of subscribers is determined based on the number of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’S Hikari Mytown.

For purposes of reporting fiscal year results, number of active subscribers is the sum of active subscribers for each month from April to March, calculated as follows: active subscribers = (No. of subscribers at end of previous month + no. of expected subscribers at end of the current month)/2.

In response to problems affecting Hikari Denwa and B FLET’S, NTT East and NTT West improved network durability through software modifications to prevent reoccurrence and increased the pace of facility repairs in order to improve reliability.

IP/packet communications services handled by the long distance and international communications business include OCN, IP-VPN and frame relay.

The following table sets forth information regarding IP/packet communications subscriptions of NTT Communications:

	As of March 31,
	2005	2006	2007
	(in thousands)
Packet exchange services	885	844	774
Frame relay/cell relay services	39	31	27
Facsimile communications network services	1,385	1,041	1,011
OCN	4,640	5,286	6,091
IP-VPN	93	98	93

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT offers fixed rate plans for this service regardless of distance or connection time. In the fiscal year ended March 31, 2007, NTT Communications worked to expand its OCN Internet access services to individual customers and augmented its marketing of “OCN Hikari with FLET’S,” a service with an optical access menu, and “Anshin Select Package,” which offers higher levels of security. In addition, NTT Communications enhanced the content delivered through its video distribution service “OCN Theater” and music distribution service “Music Ocean.”

NTT Communications provides high-speed, high-volume frame relay services under the name “Super Relay FR.” Super Relay FR was deployed as an economical multi-protocol data networking system, but the number of subscriptions has fallen since customers increasingly have migrated to less expensive IP-based services.

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” using Multi-Protocol Label Switching (“MPLS”). Subscriptions for Arcstar IP-VPN, the IP-based communications of choice for corporations, has been steadily increasing, as the service actively responds to customers’ ever-increasing needs for broadband and ubiquitous communications. In the fiscal year ended March 31, 2007, for corporate customers, NTT Communications launched a data communications service using the wide-band Ethernet of NTT East and NTT West as access lines and expanded the service territory for the “Global Super Link” service, which creates wide-band international Ethernet networks.

IP/packet communications services handled by the mobile communications business segment include i-mode.

i-mode service is a wireless, packet-based Internet-access service using a system that transmits information that has been divided into blocks called packets. Using handsets compatible with NTT DoCoMo Group’s i-mode, subscribers access the Internet by way of i-mode servers. i-mode also provides a full range of voice telephone services. The number of i-mode content providers is increasing and, as of March 31, 2007, there were 2,749 content providers and 8,735 i-mode portal menu sites.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 5.4% of NTT’s total operating revenues for the fiscal year ended March 31, 2007. This comprises sales by NTT Group’s regional communications business segment and the mobile communications business segment.

In the regional communications business segment, efforts were focused on commercialization of equipment for FLET’S services and for VoIP services. In the mobile communications business segment, efforts were focused on the sale of the FOMA “903i Series”, the flagship model which is compatible with “Chaku Uta Full” and other such services, the FOMA “703i Series” such as the “703i μ,” which as of January 16, 2007, was the world’s thinnest W-CDMA clamshell handset, the FOMA “SIMPURE Series” which is simple and compact with the focus on its basic functions, and the mobile information terminal “BlackBerry 8707h”.

System Integration

Operating revenues from system integration accounted for 10.2% of NTT’s total operating revenues for the fiscal year ended March 31, 2007. System integration is included in the long distance and international communications business segment and the data communications business segment.

In the long distance and international communications business segment, during the fiscal year ended March 31, 2007, NTT Communications made proposals to customers designed to increase customer productivity and efficiency, including proposals for contact centers and server operation services for prompt response to managerial goals and needs and seamless, one-stop shopping for everything from construction to operations, both in Japan and internationally.

In the data communications business segment, NTT DATA and its subsidiaries implemented a series of measures to enhance its fundamental strengths with the goal of delivering systems and services that provide improved value for customers and becoming the corporate group which is number one in customer satisfaction. The three core measures implemented were policies to strengthen marketing capabilities, to strengthen competitiveness in system integration, and to proactively create new products and services. These initiatives were supported by efforts to promote efficiencies in selling, general and administrative expenses and to create an environment in which employees are fully able to develop and utilize their potential.

Additionally, as a part of its growth initiatives, NTT DATA enhanced its marketing and development capabilities in the industrial sector and other corporate fields, the development of advanced solution services, and the development and construction of infrastructure for next-generation enterprise and mission-critical systems.

Capital Investments

NTT Group’s capital investments for the fiscal year ended March 31, 2007 are shown in the table below:

	Year ended March 31,
	2007	2007
	(in millions of yen)	(in millions of dollars)
Regional communications business	¥873,530	$7,403
Long distance and international communications business	115,960	982
Mobile communications business	934,423	7,919
Data communications business	139,565	1,183
Other services	173,373	1,469

Total	¥2,236,851	$18,956

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

	Year ended March 31,
	2007	2007
	(in millions of yen)	(in millions of dollars)
Expenditure for acquiring tangible fixed assets	¥1,608,505	$13,632
Expenditure for acquiring intangible fixed assets	619,878	5,253
Total	2,228,383	18,885

Differential with capital investment amount	¥(8,468)	$(71)

NTT Group has shifted its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Capital investment for each segment in the fiscal year ended March 31, 2007 was as follows:

In the regional communications business segment, emphasis was placed on investments directed toward the provision of a wide variety of services, expansion of service areas, and other projects directed toward the full-scale propagation of optical access services. In particular, NTT Group increased the number of servers to improve Hikari Denwa reliability and constructed facilities for field trials for the next-generation network. For fixed-line telephone services which are reaching a mature stage, NTT Group made capital investments with a view to making full use of and achieving greater efficiency from existing facilities, and maintaining fixed-line telephones necessary for the provision of high quality, stable services.

In the long distance and international communications business segment, NTT Group made investment in order to develop new services to expand revenue in growth areas and to meet demand for IP network services such as OCN services (which exceeded 6 million subscribers in February 2007), wide area LAN, and integrated VPN and to improve data centers. In addition, NTT Group took aggressive steps towards network simplification to reduce network costs and improve efficiency in its operating systems with the goal of improving customer service.

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

NTT Group records its physical plant assets as follows:

	As of March 31, 2007
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications business	¥3,969,412	¥437,840	¥1,128,263	¥424,068	¥5,959,583	$50,505
Long distance and international communications business	231,972	49,147	136,601	276,097	693,817	5,880
Mobile communications business	1,859,670	198,205	476,564	1,106,051	3,640,490	30,851
Data communications business	120,370	48,770	98,808	287,105	555,053	4,704
Other services	—	143,047	568,210	221,561	932,818	7,905

Total	¥6,181,424	¥877,009	¥2,408,446	¥2,314,882	¥11,781,761	$99,845

NTT Group forecasts about ¥2.09 trillion in capital investments for the fiscal year ending March 31, 2008, with emphasis on expansions and enhancements to IP-based services, such as “B FLET’S,” expansion of solutions, and research and development relating to the next-generation network. At the same time, NTT Group expects to reduce investments in FOMA base stations, which had been a recent focus of investment. The following is a breakdown of major items by segment:

	Year ending March 31,
	2008	2008
	(in millions of yen)	(in millions of dollars)
Total	¥2,090,000	$17,712

Breakdown (major items)
Regional communications business(1)	¥855,000	$7,246
Long distance and international communications business(2)	110,000	932
Mobile communications business(3)	750,000	6,356
Data communications business(4)	158,000	1,339

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DoCoMo (Consolidated)
(4)	Capital investment amount for NTT DATA (Consolidated)

The breakdown for each segment is as follows:

•	Regional communications business: ¥291.0 billion in voice transmission services, ¥100.0 billion in data transmission services, and ¥426.0 billion in leased circuit services.

•	Long distance and international communications business: ¥50.0 billion in voice transmission services, ¥17.0 billion in data transmission services, and ¥5.0 billion in leased circuit services.

•	Mobile communications business: ¥611.0 billion in mobile communications services, and other items.

•	Data communications business: ¥94.0 billion in data communications plant and equipment (including software), and other items.

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

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, creating the potential for new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2007, NTT had 515 subsidiaries and affiliated companies.

In May 2002, approximately 100 outsourcing subsidiaries started operations in the areas listed below. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies.

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

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three types of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies. In July 2006, NTT West modified its headquarters organization to provide specialized handling for broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties, and in conjunction with these developments consolidated its marketing, facility, and administrative subsidiaries.

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high-quality services, including universal services, and, in addition, are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, payrolls, business administration). This system of regional subsidiaries has the advantage of giving NTT locations throughout Japan, to enable NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services.

Based on the document entitled “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), in the fiscal year ended March 31, 2007, NTT Group carried out a review of its upper layer businesses (which include Internet connection services, IP telephone services, video distribution services and portal services), and also reviewed its customer service structures for corporate customers in order to address user needs with respect to the convergence of service associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; Plala Networks, Inc., which provides internet access services and video distribution services for TV; and On Demand TV K.K., which also provides video distribution services. NTT Group also revised its customer accounts system for services to corporate customers. Going forward, NTT East and NTT West will be responsible for customers requiring more locally oriented service, while NTT Communications will be responsible for such customers as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications.

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

As a result of acquisitions and affiliations among competitor companies, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment. In addition, the broadband sector is experiencing an increase in competition and business consolidations, and an industry realignment.

NTT Group is moving aggressively with the development of its broadband businesses. During the fiscal year ended March 31, 2007, the number of users in Japan of optical access, ADSL and cable access reached 26.43 million customers (as of the end of March 2007), indicating that the broadband market continues to expand. However, with the increasing diversity and speed of access lines and lower rates, competition has become increasingly intense, both in terms of services and prices. Telecommunication carriers, CATV operators and other businesses are offering triple-play packages that combine Internet access, IP telephone and video distribution services as a set. In such a competitive environment, NTT Group has been working to promote the use of optical access services by expanding service areas, launching new services, and taking measures to improve customer services. NTT Group also took measures to bolster security functions to counter computer viruses and unauthorized access. As a result of these efforts, the number of subscribers for optical access services such as B FLET’S surpassed 6 million, exceeding the number of subscribers to FLET’S ADSL. In the area of video distribution services, NTT Group has formed tie-ups with broadcasters to promote and expand multi-channel broadcasting services using B FLET’S and other optical access services.

The market for conventional fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephone services, and rate competition, including competition in base rates, is becoming increasingly intense. In the corporate market for IP telephone services, there have been increasing launches of IP telephone services using IP Centrex and other services, and in addition to the IP telephone services provided by ADSL providers and ISPs using the 050 calling code, use of 0ABJ-IP telephone services (optical IP telephone services, etc.) grew in both the corporate and residential markets. 0ABJ-IP telephone service has high potential to serve as an alternative to fixed-line subscriptions due to the fact that it allows use of existing fixed-line telephone numbers. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information is now being introduced.

Under such conditions, in the fixed-line intra-prefectural market, the number of subscribers to direct subscriber telephone services using dry copper lines reached 39.9 million (as of March 31, 2007), and the number of users of 0ABJ-IP telephone services reached 4.13 million (as of March 31, 2007). As a result of such shifts away from existing fixed-line telephone service, NTT East and NTT West experienced decreases in revenue from fixed-line telephone communication fees and base rates. In the inter-prefectural communications market, NTT Communications finds itself in competition with the traditional relay network businesses, direct subscriber telephone businesses that use dry copper lines, and IP telephone businesses.

In response to these developments, NTT Group is aiming to expand the use of its 0ABJ-IP telephone service Hikari Denwa, which offers the distinctive high-quality of optical fiber access, with the number of subscriber channels for Hikari Denwa reaching 3,170,000 (as of March 31, 2007). It is expected that a rapid shift to Hikari Denwa will result in decreased profitability for fixed-line telephone services. NTT Group projects that the effects on the fixed-line telephone business will be offset by expanded revenues from optical access services and broadband and ubiquitous services, as well as cost reductions associated with the use of IP networks. However, in the event that revenues from optical access services and broadband and ubiquitous services as described above do not expand as anticipated, or that conversion to IP technology is delayed or the cost burdens from having a redundant IP network are greater than anticipated, or that in the shift from existing networks to IP networks one-time costs greater than those anticipated arise, there is the risk of an adverse effect on profitability.

Further, with regard to fixed-line telephone services, as direct subscriber telephone services using dry copper lines become more prevalent, NTT East and NTT West have made efforts to improve competitiveness by offering lower rates. These efforts include the lowering of base rates in January 2005 and the introduction of new discount services. Moreover, NTT East and NTT West have lowered their facility construction charges in order to address changes affecting the industry, including a decrease in the importance of financing investments for the purpose of the early establishment of telephone networks, and the need to respond to competitive pressure caused by the launch by competitors of direct subscriber telephone services using dry copper lines that do not require an initial outlay for facility construction. In the fixed-line inter-prefectural market, NTT Communications launched a new service called PL@TINUM LINE & Sekaiwari that provides even greater discounts on international calls to promote sales of “PL@TINUM LINE,” a service with lower domestic, international, and mobile call rates, and other measures to boost sales. As a result, NTT Communications’ share of MYLINE registrations has been increasing, reaching 71.7% as of the end of March 2007 (an increase of 5.3% over the previous year). With respect to the lowering of facility construction charges described above, some subscribers have called for or demanded a return of paid facility construction charges, and more such calls or demands can be expected going forward. However, NTT Group has set its rates on the condition that such facility construction charges will not be refunded, and believes that it is not obligated to refund such charges.

In addition to the three principal cellular phone services providers in Japan, NTT DoCoMo Group, KDDI Group and SoftBank Mobile, a new entrant, e-Mobile, arrived in March 2007, bringing the total number of providers to four. As of March 31, 2007, on the basis of number of subscribers, NTT DoCoMo Group had significantly more subscribers for its wireless services (approximately 52.6 million subscribers) than did KDDI Group (approximately 28.2 million subscribers), but with the introduction of mobile number portability, competition has been intensifying. In the fiscal year ended March 31, 2007, NTT DoCoMo Group was second in terms of net increase in subscriptions. As of March 31, 2007, the estimated market share for the three providers was: 54.4% for NTT DoCoMo Group, 29.1% for KDDI Group (including TU-KA Group) and 16.4% for SoftBank Mobile.

The competitors of i-mode are “EzWeb” provided by the KDDI Group and “Yahoo!Keitai” provided by SoftBank. As with i-mode, “EzWeb” and “Yahoo!Keitai” services allow their users to connect to the Internet, send color images and utilize navigation programs. NTT Group expects increasing competition in these areas.

With regard to 3G services, in October 2001, NTT DoCoMo Group commenced W-CDMA services ahead of all other competitors. As of the end of March 2007, NTT DoCoMo 3G subscribers accounted for more than two-thirds of all its subscribers, totaling 35.5 million. Competition has become intense in the 3G market, with the KDDI Group starting a CDMA 2000 1x 3G service and SoftBank Mobile and e-Mobile using the same W-CDMA protocols as NTT DoCoMo. As of March 31, 2007, KDDI’s 3G had approximately 26.7 million subscribers and SoftBank Mobile’s 3G had approximately 7.7 million subscribers.

In the PHS market, NTT DoCoMo Group and Willcom are the main providers of services, with Willcom having approximately 90.9% of the market share of PHS subscribers and NTT DoCoMo Group approximately 9.1% as of March 31, 2007. Willcom has continued to achieve a net increase in subscribers by offering fixed-rate voice and data services and launching a smart phone. NTT DoCoMo Group stopped accepting new subscriptions to PHS services as of April 30, 2005 in order to concentrate its business resources on FOMA services, and decided to terminate its PHS services on January 7, 2008.

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

For more information on risks associated with regulations, see “Item 3—Key Information—Risk Factors—Changes or decisions regarding telecommunications regulations may adversely affect NTT Group’s business.”

Review of the NTT Law

Amendments to the NTT Law were implemented in July 1999, under which NTT was reorganized as a holding company. The amended NTT Law provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT

Law requires the Government to own one-third or more of the total number of issued Shares*, and restricts foreign ownership to less than one-third of the total voting rights of NTT’s Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister of Internal Affairs and Communications with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the Minister prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the Minister to engage in regional telecommunications services outside their service areas. Following the 2001 revision of the NTT Law, NTT East and NTT West can engage in businesses utilizing their equipment or technology and employees in addition to regional telecommunication services; however, in such cases, they must obtain approval of the Minister. In addition, NTT, NTT East and NTT West need the Minister’s approval to: issue new shares or debentures coupled with rights to acquire new shares (with certain exceptions); change the articles of incorporation; or merge or dissolve each company. Approval of the Minister is also required for the distribution of surplus (except disposition of loss) of NTT, and NTT East and NTT West need the Minister’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the Minister within three months after the end of its fiscal year. To carry out his or her supervisory function, the Minister may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

*Pursuant to the Article 13 of the Supplementary Provisions to the NTT Law, at present, increases in the number of Shares due to new share issuances are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold. In addition, NTT Group’s business and management may be affected if the NTT Law is revised in the future.

The Government and ruling parties agreed (June 20, 2006) to commence in 2010, after evaluating the deployment of broadband access and the progress of NTT’s medium-term management strategy, discussion of the issues concerning NTT Group’s structure, and to make determination promptly thereafter. However, it is unclear at this time which direction the discussions might take, or what effect the outcome of such discussions might have on NTT Group.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this annual report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	(NTT must own 100%)
Issuance of new Shares	Minister approval(1)(2)	Minister approval
Foreign ownership (percentage of voting rights)	Less than one-third	(NTT must own 100%)
Appointment of directors and corporate auditors	Minister approval Person without Japanese citizenship cannot be appointed	Non-Japanese cannot be appointed
Change to the articles of incorporation	Minister approval(3)	Minister approval
Distribution of surplus (except disposition of loss)	Minister approval(1)	Unregulated
Business operating plan	Minister approval(1)	Minister approval(1)

(1)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance only when the total number of Shares which NTT is authorized to issue will be changed.

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

b. Rates/Agreements

Basic telecommunications services(1): notification of basic service terms to the Minister required

Designated telecommunications services(2): notification of security tariff to the Minister required

Specified telecommunications services(3): price cap regulations are imposed, and approval of the Minister is required when a business proposes to increase rates above the price cap(4)

c. Articles of Interconnection Agreements	Approval from the Minister required (as to Category I-designated facilities) Notification to the Minister required (as to Category II-designated facilities)

d. Foreign Capital Participation	Unregulated(5)

(1)	Services that must be provided universally across Japan because they are regarded as essential to the lives of people in Japan.
(2)	Services that are provided by a telecommunications business using a Category I-designated facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate,” based on consideration of various factors, including the fact that alternative services are not being sufficiently provided by other telecommunications carriers.
(3)	Designated telecommunications services determined to have a major effect on the interests of users, in light of the content of such services, the range of users and other factors.
(4)	Price cap regulations are imposed with respect to specified telecommunications services, and approval of the Minister of Internal Affairs and Communications is required when a carrier proposes to increase rates above the price cap.
(5)	However, with respect to NTT, capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

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

On June 30, 2006, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2006. The index for telephone subscriber services and ISDN services was set at 92.7, and the index for leased circuit services was set at 87.6 for NTT East and 88.5 for NTT West, with a base index of 100.0 being the rates for these services at the reference time of April 1, 2000. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations.

Regarding the standard rate index for the year starting October 1, 2007, the index for telephone subscriber services and ISDN services is expected to remain unchanged. Since the actual rate index for both NTT East and NTT West is below the standard rate index, it is believed that there is no need for price reductions based on price-cap regulations. The standard rate index for leased circuit services is to be announced by the MIC, and at this point in time it is unclear whether there will be a need for price reductions, and what any impact might be.

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

In the joint status report on deregulation issued by the governments of Japan and the United States in May 1998, the Government stated its intention to introduce an LRIC Methodology for the calculation of interconnection rates. In April 2000, the amended Telecommunications Business Law was passed, providing for the introduction of an LRIC Methodology. As a result of subsequent amendments to a ministerial ordinance, during the three-year period from the fiscal year ended March 31, 2001 through the fiscal year ended March 31, 2003, NTT East and NTT West reduced their interconnection rates, including the lowering of the GC interconnection charge by 22.5% and the IC interconnection charge by 60.1%, in each case as compared to the fiscal year ended March 31, 1999.

Subsequently, after two revisions of the LRIC Methodology model, interconnection charges for the three fiscal years commencing with the fiscal year ended March 31, 2006 are calculated in accordance with the MIC ordinance, as amended following the October 2004 report of the Telecommunications Council. Following this determination, the GC interconnection charge for the fiscal year ending March 31, 2008 was set at ¥4.69 (a decrease of approximately 7.1% from the previous year) and the IC interconnection charge was set at ¥6.55 (a decrease of approximately 4.2% from the previous year) (both for three minutes), and approval of the Minister of Internal Affairs and Communications was received in March 2007. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2008 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council decided that over a five-year period, NTS costs should be gradually removed from interconnection rate costs and should be recovered instead from the base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone services, raising base rates due to an increase in base costs may not be feasible. For this reason, it is expected that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

The calculation of connection charges for the fiscal year ending March 31, 2009 and beyond was referred by MIC to the Telecommunications Council in April 2007, where the matter is now under review. NTT Group is asking for a system which enables the recovery of actual costs and a review of the method to recover NTS costs if the method for calculating subsidies under the USF described below is overhauled. However, the direction and effects of such review remain uncertain at this time.

Other Regulatory Developments

Other recent regulatory trends in the field of telecommunications are as follows:

Review of the Rules of Competition

The MIC’s New Competition Promotion Program 2010, which was formulated in September 2006, provides for a review of comprehensive competition rules for the overall broadband market that focuses on each of the layers (business domains) from terminals to content and applications. Matters to be reviewed include promotion of facility competition, review of dominant position rules, review of the method of calculating interconnection rates for NTT East and NTT West, and promotion of competition in the mobile communications markets. Measures will be implemented from time to time, in a prompt manner, starting with those matters for which a conclusion has been reached. The MIC has arranged for a variety of discussions to take place in accordance with the program. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations in light of such conclusions, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on NTT Group are unclear at this time.

Interconnection Rates (Obligation to Make Optical Fiber Lines Available)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at low regulated rates (referred to as “dark fiber interconnection charges”).

However, because the actual demand for optical fiber is lower than what NTT East and NTT West had anticipated when the regulated rates were set, the revenues from dark fiber interconnection charges are lower than the actual cost. Carriers associated with other companies have installed their own optical fiber and have initiated and expanded their own optical fiber services. These actions have resulted in increased competition in the construction of optical fiber networks. For these reasons, NTT has requested that the obligation to make fiber lines available be reviewed by all interested parties. At present, it is unclear whether any review will occur.

Interconnectivity (Use of NTT Group Telephone Poles by Other Carriers)

As the use of optical fiber spreads in Japan, the environment is conducive to carriers other than NTT East and NTT West installing their own optical fiber lines. In this connection, the MIC has requested that NTT East and NTT West update their conditions and procedures for allowing other carriers to use the telephone poles of NTT East and NTT West to facilitate the installation of optical fiber on these poles.

The MIC established a panel in May 2005 to study the necessary changes and plans to hold discussions with NTT East and NTT West, certain other carriers and electric power companies that own the telephone poles. Trial implementations of streamlined procedures for the installation of optical fiber were carried out. Based on the results of those trials, the MIC amended its Guidelines concerning the Use of Telephone Poles and Conduits etc. of Public Utilities in April 2007.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source for funds to pay for costs associated with providing mandatory universal service. Prior to the amendment of the USF system described below, no monies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers started to use dry copper lines to provide direct subscriber telephone services, and as competition intensified in regions with high margins for fixed-line services, including universal service, it was expected that NTT East and NTT West’s ability to offset the costs of universal service could deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as business entities eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West will receive ¥15.2 billion in subsidies for the fiscal year ending March 31, 2008. In addition to NTT East and NTT West, other NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF (the current unit cost is ¥7 per month per phone number). In light of the purpose of the USF system, NTT Group has asked customers to pay such costs, and the funds thus collected are applied to NTT Group’s obligations to make contributions to the USF support organization. The resulting impact on NTT Group overall will be an increase in revenue to the extent of the subsidy payments (roughly ¥15.2 billion for the fiscal year ending March 31, 2008).

With regard to the fiscal year ending March 31, 2009 and beyond, the report of the Telecommunications Council dated March 30, 2007 recommended that the method for calculating subsidies be reviewed, from the perspective that an increase in amounts paid by users should be avoided. In response to this report, the MIC announced its review proposal on April 19, 2007.

NTT Group believes that in order to ensure universal service, a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, when necessary. In addition, the amount of subsidies will be determined based on trends in subscriber numbers. If a review is carried out in line with the MIC proposal, according to calculations by the MIC, it is estimated that the subsidies for the fiscal year ending March 31, 2009 will be from ¥9.6 to ¥12.7 billion, and for the fiscal year ending March 31, 2010, will be from ¥12.9 to ¥16.8 billion.

Starting in January 2007, a MIC study group has been deliberating the future universal service system, for the fiscal year ending March 31, 2011 and beyond. The conclusions of these deliberations and the specific impact upon NTT Group, if modifications are made, are uncertain at this time.

Effect of the Prohibited Activities Regulations

According to the 2001 revisions to the Telecommunications Business Law, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from the improper handling of interconnection information and the use of such information for reasons other than its intended purpose. Furthermore, officers of NTT East and NTT West are prohibited from also serving as officers of specified related businesses (at present, NTT Communications has been designated as such) (i.e., a firewall is set up between the companies). NTT East and NTT West are obligated to prepare, obtain the Minister of Internal Affairs and Communications’ approval of and publish their articles of interconnection agreements. NTT DoCoMo is obligated to prepare, notify to the Minister and publish its articles of interconnection agreements.

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

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004; evaluations of dominance in wireless communications market were made in the fiscal year ended March 31, 2005; and an evaluation centered on the fixed-line telephone market was made in the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007, the review centered on Internet connection services and network services for corporations. The results of this review are expected in the Summer of 2007.

Administrative Advice Decision and Action for Rescission Based on the Antimonopoly Law

In December 2003, the Commission issued a warning with regard to the B FLET’S New Family Type service provided by NTT East. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (split fibers) that it was not in fact using and that, as a result of this practice, NTT East effectively was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by excluding competitors, and it advised NTT East to stop this practice.

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision regarding NTT East, to the effect that the above acts relating to the provision of B FLET’S by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it has commenced an action to rescind the decision of the Commission in Tokyo High Court on April 26, 2007.

While the outcome of this proceeding at the Tokyo High Court is not determinable, NTT Group believes that even if the decision that such acts were in violation of the antimonopoly law is not rescinded, because the decision does not stipulate special measures to be taken against NTT East, there would not likely be a material adverse effect on NTT East’s business. However, no assurance can be given in this regard.

Introduction of Number Portability for Mobile Phones

Based on an April 2004 study report, guidelines were published and the MIC regulations concerning telecommunication numbers were amended, and in accordance therewith, mobile number portability was introduced in October 2006. Since it was expected that there would be cases where telecommunication carriers would need to discuss and make arrangements for specific methods for achieving mobile number portability, the Japanese antimonopoly law implications had to be considered. For this reason, in November 2004, the Fair Trade Commission issued a report called, “Cellular Phone Number Portability from the Perspective of the Antimonopoly Law,” in order to prevent violations of the antimonopoly law and thus promote fair and free competition in the mobile phone market.

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from the Government to use radio frequency spectrum. Allocation of frequency spectrum is governed by the Radio Law and related statutes and regulations. MIC’s study group on policies for effective frequency spectrum use released a final report in October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fees. This report included proposals to revise the Spectrum User Fee scheme for each type of radio station, and impose new spectrum user fees on Designated Regional Radio Frequencies (frequencies designated for use by a licensee that has established a number of specified radio stations in order to cover a large region). These proposals are intended to ensure that the spectrum user fees paid by each licensee are fairly distributed. The report also proposed allocations of funds for measures designed to help bridge the digital divide including, in particular, a system to provide financial assistance covering the costs of providing cable transmission lines to mobile base stations in rural areas meeting certain criteria, and research and development relating to the efficient use of radio waves. These proposed measures were approved and enacted by the Diet in October 2005, and were reflected in the amended Radio Law which came into force in November 2005 (implementation of the revised spectrum user fee scheme came into force in December 2005).

The Government’s Optimization Plan for Operations and Systems

The Government’s optimization plan calls for cost reductions through optimization of operations and systems. Moreover, the implementation of competitive bidding and other measures have been introduced. Because implementation of this plan is resulting in even greater competition, the future performance and financial condition of NTT Group may be affected.

Trends in New Technology

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004, the Institute of Electrical and Electronics Engineers (IEEE) adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was also established. In Japan, initiatives have been taken toward deployment of WiMAX and other broadband mobile wireless access systems, including a review of technical conditions and license policies for the 2.5GHz band, and the announcement of a spectrum allocation policy proposal. In addition, in accordance with a ministerial order issued in October 2006, PLC (a technology which uses existing power lines to provide high-speed data transmissions) became available for use over indoor power lines, and could be used for LAN construction in a home. Voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information is also being adopted.

Global Businesses

In the international communications markets, as the use of broadband spreads, it is expected that the realignment and reorganization of businesses will become increasingly active in response to integration of fixed-line and wireless communications. At the same time, the global spread of i-mode and other mobile multimedia services is in full force, and 3G services are also steadily expanding. In addition, with heightened demand from Japanese corporations for IP solutions and the rapid expansion of mobile phone use in China and other countries, the importance of the Asia market is growing. In this environment, joint public/private cooperation between Japan and other Asian countries is expanding, principally in the field of ICT (information and communications technology).

While continuing to fully utilize the business bases it has already built up and its strong alliances with its strategic partners, NTT Group will seek to exploit synergies with its domestic businesses, effectively utilize its group resources and promote cooperation among all of its group companies in order to steadily expand its international operations. NTT Group is striving in particular to further expand its business in China and other

Asian markets, where many Japanese companies have established operations and where high growth rates are foreseen. NTT Group also seeks to actively promote the movement toward the provision of international standards and solutions for IPv6 (Internet Protocol version 6), security, and encoding.

In the IP/data communications business, NTT Communications will place special emphasis on Asia and will promote its global IP solutions business by developing high value-added services which combine hosting and IT management services with NTT Communications’ existing network services. NTT DoCoMo is enhancing international roaming services through international alliances, particularly in Asia, and is steadily deploying its mobile multimedia services including i-mode and 3G services overseas, creating new revenue bases in mobile communications related businesses.

Principal NTT Group global businesses are as follows:

(i)	NTT East and NTT West

TT&T Public Company Limited (“TT&T”)

In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide TT&T, a telecommunications company in Thailand, with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993, TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. Prior to the reorganization, NTT had made cumulative investments worth $180 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT held an 18% ownership interest in TT&T, but as a result of the conversion of debt to equity under TT&T’s corporate reorganization plan in September 2001, NTT’s ownership interest in TT&T was reduced to 11.2%. Subsequently, NTT West began selling its TT&T shares in market transactions, and completed the sale of all of its holdings in July 2005.

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

In July 2002, StarHub merged with Singapore Cable Vision Ltd., which provides CATV service and broadband Internet service throughout Singapore. The equity share of NTT Communications became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecom, and Singapore Press Holdings.

StarHub conducted an initial public offering on the Stock Exchange of Singapore in October 2004. Following the sale of a portion of its holdings in the IPO, NTT Communications’ equity in StarHub is currently 10.1%.

HKNet Company Limited (“HKNet”)

NTT Communications acquired a 49% stake in HKNet, a major ISP in Hong Kong, in July 1999 and in September 2000 increased its ownership percentage to 79% through the purchase of additional shares. After NTT Communications responded to a call for a capital increase in November 2001 and made purchases of HKNet’s stock in December 2001 from CTT Telecom Holdings Limited (local partner), HKNet became a wholly owned subsidiary of NTT Communications. As a result, NTT Communications will be able to more efficiently carry out its strategies for its IP-related services both in Hong Kong and on the Chinese mainland through HKNet. NTT Communications, jointly with HKNet, is currently providing high-quality global IP services with an emphasis on broadband IP connections and data center security for corporate customers.

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Company (“Smart”), a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT, FPC and PLDT’s major shareholders, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of common shares of PLDT after the exchange of shares.

In January 2006, NTT Communications, PLDT, FPC and PLDT’s major shareholders agreed that NTT Communications would sell half of its PLDT shares (approximately 12.63 million) to NTT DoCoMo for approximately ¥52.1 billion. This transaction was completed in March 2006 and both NTT Communications and NTT DoCoMo’s ownership interest in PLDT became 7.0%. In February 2006, NTT DoCoMo and Smart Company completed an i-mode license agreement.

Since March 2007, NTT DoCoMo has been acquiring PLDT shares through open market purchases on stock exchanges. As of June 15, 2007, NTT DoCoMo had purchased 3,660,290 PLDT shares via stock exchange markets and owned a total of 16,293,776 PLDT shares (approximately 8.6% of outstanding PLDT shares).

Verio Inc. (“Verio”)

In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications acquired a majority of the shares of Verio through a tender offer and the U.S. subsidiary of NTT Communications merged into Verio. The transaction was valued at approximately $5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including high-speed access, web hosting, e-commerce platforms, virtual private networks and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

Verio underwent a restructuring of its United States and European businesses pursuant to which Verio Europe was made a subsidiary of NTT Europe in October 2005 and the global IP network business and dedicated hosting business were transferred to NTT America in December 2005.

(iii)    NTT DoCoMo

Far EasTone Telecommunications Co., Ltd. (“Far EasTone”)

In February 2001, NTT DoCoMo invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”). KG Telecom operates in Taiwan. Through this business alliance with KG Telecom, NTT DoCoMo aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on its i-mode technology and business model. In June 2001, NTT DoCoMo signed an i-mode license agreement with KG Telecom to license its intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, NTT DoCoMo increased its equity stake in KG Telecom by purchasing 62,180,331 new shares, thereby increasing its equity stake to 21.4%. The amount of NTT DoCoMo’s additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, NTT DoCoMo agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DoCoMo became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion in cash (approximately ¥8 billion at the date of payment).

At that time, NTT DoCoMo also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled NTT DoCoMo to secure a more solid base in Taiwan, and has continued to increase economic value via further development of i-mode services and the 3G business. Far EasTone began i-mode service on the Global Packet Radio Service (GPRS) network in April 2004 and on a W-CDMA network in July 2005.

In March 2004, NTT DoCoMo signed a consulting agreement with Far EasTone. Under the agreement, NTT DoCoMo provided technical assistance, including assistance for network field testing and coverage optimization for the introduction of Far EasTone’s W-CDMA 3G service. Far EasTone launched W-CDMA 3G services in July 2005.

Hutchison Telephone Company Limited (“HTCL”) / Hutchison 3G HK Holdings Limited (“H3G HK”)

In December 1999, NTT DoCoMo acquired a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with Hutchinson Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, NTT DoCoMo agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in H3G HK for approximately HK$303,190 (approximately ¥5 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, NTT DoCoMo’s interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and H3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. The 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, NTT DoCoMo signed an i-mode license agreement with HTCL to form a strategic partnership under which Hutchison Telecom Hong Kong launched i-mode services in Hong Kong and Macau in May 2007.

Hutchison Essar Ltd.

In December 2006, NTT DoCoMo signed an agreement to license i-mode to Hutchison Essar Ltd. This agreement was scheduled to become effective upon receipt of certain permits from administrative authorities in India. However, due to a change in the business environment surrounding Hutchinson Essar Ltd., NTT DoCoMo judged that it will be difficult to provide the i-mode services, and NTT DoCoMo and Hutchinson Essar Ltd. both agreed on the cancellation of such agreement.

KT Freetel Co., Ltd. (“KTF”)

In December 2005, NTT DoCoMo entered into an agreement with Korean mobile communications provider KTF on a comprehensive strategic alliance including equity participation. Under this agreement, NTT DoCoMo invested KRW 564.9 billion (approximately ¥65.1 billion at the date of the investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

The alliance aims to improve convenience and user friendliness for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the world’s leading providers of mobile services, and to examine cost-saving opportunities, such as cooperation in procurement of handsets and to ensure that KTF successfully deploys a nationwide W-CDMA network through the combination of our expertise in W-CDMA network operation and KTF’s service development capabilities.

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

As of March 31, 2007, the total balance sheet amount of NTT Group’s fixed assets was ¥36,843.0 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.7%; telecommunications service lines 36.5%; building and structures

15.5%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 5.1%; land 2.4%; and buildings under construction 0.8%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

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

Research and Development

With its focus on developing secure, safe, and convenient broadband and ubiquitous communications services, NTT has conducted fundamental research and development and is actively developing future-oriented basic technologies.

In the area of basic technologies to support the next-generation network, NTT has worked to develop edge nodes and communications control servers for achieving high-quality IP telephone and high-resolution video telephone using bi-directional communications functions as well as high-definition video distribution using multicasting communications functions, and has conducted trials for technical confirmation. NTT uses these technologies to create services such as simultaneous retransmission of terrestrial broadcasts and telepathology using high-definition video communications.

With respect to technologies for greater convenience when using the Internet, NTT has developed a technology that allows a user to connect to the Internet for easy, on-the-spot editing of videos taken on mobile phone cameras and a technology that records Internet search histories and usage status of viewed Web sites so that Internet users can easily find useful Web sites. NTT tested these technologies on the “goo” portal site with a view towards future commercialization. In addition, NTT’s efforts to increase use of the “Camellia” Internet encryption algorithm designed to create a secure communications infrastructure resulted in its incorporation in software developed by international standardization organizations.

To sustain continuous business development, NTT is pursuing the development of fundamental technologies in line with NTT Group’s long-term business strategies. NTT discovered a phenomenon that allows light to be bent freely using a special crystal known as KTN crystal and developed a control device for use in video and optical communications devices. NTT is also conducting research on ultra-compact, low-power information processing circuits that utilize crystal technologies to accumulate and decelerate light.

NTT’s efforts directed towards overcoming social issues through the application of information and communications technology include the development of a disaster response system that can simultaneously and reliably transmit information to large numbers of mobile phones to provide administrative services such as announcements by local governments during non-emergency times, disseminate evacuation and other information and allow local governments to report to residents on the condition of victims during times of emergency. Measures concerning preservation of the global environment include development and commercialization of a technology for rapid and accurate measurement of ozone, an atmospheric pollutant.

NTT is linking the results of its research and development to its businesses through its Comprehensive Commercialization Functions and close collaboration with NTT Group companies. NTT established a joint venture company with a Chilean mining company to provide systems to mining companies using an optical fiber network. The systems enhance mine worker safety and efficiency by enabling remote operation of equipment and remote monitoring using high-speed wireless communications. NTT is also verifying services that allow video to be shared safely over the Internet using a technology that automatically summarizes videos and distributes them to users and a technology that can rapidly and simply make comparisons with illegal videos that violate copyrights.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Dramatic changes, including the restructuring of existing businesses, are taking place in the telecommunications market in conjunction with the advance of broadband and ubiquitous communications. In the broadband market, the number of ADSL service subscribers is now decreasing slightly, while the spread of optical access services is accelerating, and the overall market continues to grow. In the mobile communications market, growth in the overall number of subscriptions remains sluggish, but the number of subscriptions for third-generation mobile communications services is increasing steadily. At the same time, with the introduction of mobile number portability, competition in the mobile communications market remains fierce. The market for conventional fixed-line telephone services is shrinking as a result of the continued shift from fixed-line telephone services to IP telephone services.

Amid such conditions, specific business activities undertaken by NTT Group included efforts to expand usage of optical access services such as B FLET’S by enhancing the services offered and engaging in active marketing in response to customer demands. As a result, the number of subscribers for optical access services such as B FLET’S increased to more than six million, surpassing the number of subscribers for FLET’S ADSL. Also, efforts to bolster the overall strength of FOMA third-generation mobile communications services, including in the areas of fees, products, network quality and customer service, resulted in a steady migration from mova second-generation mobile communications services, with the number of FOMA subscribers reaching 35.53 million, more than two-thirds the total number of mobile subscribers.

Efforts towards more efficient utilization of NTT Group resources included a review of NTT Group’s structures with respect to upper layer services including Internet connection and portal sites and with respect to services to corporate clients.

In the field of solutions services for corporate clients, NTT Group has moved aggressively to form alliances with non-NTT Group companies, and has engaged in new businesses through joint ventures.

Regarding construction of the next-generation network, NTT Group commenced field trials for the purposes of determining customer requirements and confirming the reliability of new technology prior to the launch of full-scale commercial services. Businesses from a wide variety of fields participated in the field tests, and NTT Group is now focusing its efforts on creating new video communication services, such as high-quality video distribution, video conferencing and video telephone, and services that use intelligent home appliances.

As a result of these activities, for the fiscal year ended March 31, 2007, NTT Group’s consolidated operating revenues amounted to ¥10,760.6 billion (a 0.2% increase from the previous year). While voice-related revenues decreased because of the decrease in fixed-line subscribers, IP-related revenues, including B FLET’S and FOMA, and system integration revenues increased. Consolidated operating expenses were ¥9,653.5 billion (an increase of 1.1% from the previous year) due to expenses associated with increased system integration-related revenues and increased mobile handset costs and other sales-related expenses. As a result, consolidated operating income was ¥1,107 billion (a decrease of 7.0% from the previous year). Consolidated income before income taxes and consolidated net income were ¥1,138.0 billion (a decrease of 12.9% from the previous year) and ¥476.9 billion (a decrease of 4.4% from the previous year), respectively.

Factors Affecting the Company’s Financial Condition and Operating Results

Effects of intensifying competition in the fixed-line telephone services market

The market for conventional fixed-line telephone services continues to shrink as a result of the continued transition from fixed-line telephone services to IP telephone services. In addition, alternative services provided by other companies are capturing an increasing number of customers. NTT Group has focused on expanded use of Hikari Denwa and other IP telephone services, and on strengthening competitiveness through price reductions, such as the base rate cuts implemented in January 2005 and the introduction of new discount plans by NTT East and NTT West. Nonetheless, fixed voice related service revenues continued to decline in the fiscal year ended March 31, 2007, as a result of the migration of customers to IP telephone services and the services of competing carriers.

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

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West are categorized as telecommunications businesses that have Type I “designated telecommunications facilities.” As such, in each interconnection agreement (fixed forms of contract that are subject to the approval of the MIC) that they enter into with other carriers, they are required to establish their rates and conditions for interconnection. The MIC’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

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

Following two subsequent revisions of the LRIC Methodology model, interconnection charges for the three-year period commencing with the fiscal year ended March 31, 2006 are calculated in accordance with the MIC ordinance, as amended following the October 2004 report of the Telecommunications Council. NTT East and NTT West filed for approval of their interconnection charges for the fiscal year ending March 31, 2008, with the GC interconnection charge set at ¥4.69 (a decrease of approximately 7.1% from the previous year) and the IC interconnection charge set at ¥6.55 (a decrease of approximately 4.2% from the previous year) (in each case for three minutes). Approval of the MIC was received in March 2007. Because these charges represent a decrease in charges from the previous fiscal year, and because there is a declining trend in traffic through NTT East and NTT West switchboards, interconnection revenues for the fiscal year ending March 31, 2008 are expected to fall compared to the previous year.

Further, in its report, the Telecommunications Council decided that over a five-year period, NTS costs should be gradually removed from interconnection rate costs and should be recovered instead through base rates. However, given the competition from other carriers using dry copper lines to provide direct subscriber telephone services, raising base rates may not be feasible. For this reason, NTT expects that NTT Group will be forced to absorb NTS costs itself, leading to an overall decrease in revenues.

The calculation of connection charges for the fiscal year ending March 31, 2009 and beyond has been referred by the MIC to the Telecommunications Council, where the matter is now under review. While NTT

Group is asking for a review of the system for the establishment of interconnection charges so as to enable the recovery of actual costs, and a review of the NTS cost recovery method if the computation method for subsidies under the USF described below is changed, the direction and effects of such review remain uncertain at this time.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing mandatory universal service. Prior to the amendment of the USF system described below, no monies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

However, as other carriers started to use dry copper lines to provide direct subscriber telephone services, and as competition intensified in regions with high margins for fixed-line services, it is expected that NTT East and NTT West’s ability to offset the costs of universal service may deteriorate rapidly. Accordingly, after the October 2005 report by the Telecommunications Council, the MIC order setting forth details of the USF system was amended in March 2006 (implemented in April 2006), and NTT East and NTT West were designated as business entities eligible to receive subsidies from the USF.

Under the new policy, NTT East and NTT West will receive ¥15.2 billion in subsidies for the fiscal year ending March 31, 2008. In addition to NTT East and NTT West, other NTT Group telephone service providers such as NTT Communications and NTT DoCoMo will make contributions into the USF (the current unit cost is ¥7 per month per phone number). In light of the purpose of the USF system, NTT Group has asked customers to pay such costs, and the funds thus collected are applied to NTT Group’s obligations to make contributions to the USF support organization. The resulting impact on NTT Group overall will be an increase in revenue to the extent of the subsidy payments (roughly ¥15.2 billion for the fiscal year ending March 31, 2008).

With regard to the fiscal year ending March 31, 2009 and beyond, the report of the Telecommunications Council dated March 30, 2007 recommended that the method for calculating subsidies be reviewed, from the perspective that an increase in amounts paid by users should be avoided. In response to this report, the MIC announced its review proposal on April 19, 2007.

NTT Group believes that in order to ensure universal service, a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, when necessary. In addition, the amount of subsidies will be determined based on trends in subscriber numbers. If a review is carried out in line with the MIC proposal, according to calculations by the MIC, it is estimated that the subsidies for the fiscal year ending March 31, 2009 will be from ¥9.6 to ¥12.7 billion, and for the fiscal year ending March 31, 2010, will be from ¥12.9 to ¥16.8 billion.

Starting in January 2007, a MIC study group has been deliberating the future of the USF system, for the fiscal year ending March 31, 2011 and beyond. The conclusion of these deliberations and the specific impact upon NTT Group if modifications are made are uncertain at this time.

Measures to Strengthen Competitiveness in the Mobile Communications Business

In the mobile communications business, in the fiscal year ended March 31, 2005, NTT DoCoMo promoted its “Customer First” policy and carried out rate revisions, including expanded discount rates under the Family Discount Plan, in an effort to achieve enhanced competitiveness and further growth. This resulted in a decrease in revenues from mobile phone services, with operating revenues in the mobile communications business segment declining 4.0% from the prior fiscal year to ¥4,844.6 billion. Similarly, in the fiscal year ended March 31, 2006, under the policy of “Customer-focused Management,” NTT DoCoMo implemented strategic rate revisions, enhanced its handset offering and services, strengthened after-sales service, and improved network quality. As a result, the churn rate dropped to below 1% and NTT DoCoMo was the market leader with the largest net increase in market share of subscribers for the year. This increase in subscriptions lead to a moderate rise in revenues from mobile phone services. However, due in part to the decline in revenues from handset sales resulting from a decline in the number of handsets sold, overall operating revenues in NTT Group’s mobile communications business segment declined by 1.6% from the prior fiscal year to ¥4,765.9 billion.

In the fiscal year ended March 31, 2007, due to expanded discount services and expanded application of fixed rate packet transmission plans, ARPU continued to decline. This decline was offset by an increase of subscribers and the recording of the forecasted amount attributable to expired unused minutes under the “Nikagetsu Kurikoshi” plan as revenue, resulting in a slight increase in mobile telephone revenues. In addition, the introduction of mobile number portability led to an increase in handsets sold and thus an increase in handset sales revenues. For these reasons, the mobile communications business segment saw operating revenues increase 0.5% over the previous year, reaching ¥4,788.1 billion.

Following the introduction of mobile number portability, competition in the mobile telephone services market has intensified; in the fiscal year ending March 31, 2008, NTT DoCoMo will continue to work to maintain and increase current subscriber and revenue levels through measures that emphasize customer convenience, and at the same time will focus on creating new revenue sources from credit services and other businesses in order to realize future business growth. Operating revenues for the fiscal year ending March 31, 2008 are expected to decline compared to the fiscal year ended March 31, 2007, as the negative impact of declining ARPU levels is expected to more than offset increased revenue from a modest increase in subscribers. Going forward, NTT DoCoMo will continue to strengthen the competitiveness of its core mobile phone business, and will also give priority to creating new revenue sources in order to attain sustainable growth.

Expansion of Mobile Communications Business

In response to intensifying competition, NTT DoCoMo is working to strengthen its core business and is taking steps to expand into new business fields, with the goal of achieving further sustained growth. The most noteworthy of these expansion initiatives is the promotion of the “Osaifu-Keitai,” or “Mobile Wallet,” and the launch of a credit services business. NTT DoCoMo is seeking to position its mobile phones as a functional tool indispensable to daily life by enabling mobile phones equipped with non-contact IC chips to be used as an electronic wallet, a membership card or a point card. In December 2005, NTT DoCoMo launched a credit card brand called “iD.” NTT DoCoMo is using this brand to promote the “Mobile Wallet” concept by providing transaction settlement services through a strategic partnership with Sumitomo Mitsui Card Co., Ltd. Also, by making “Mobile Wallet” equipped handsets compatible with East Japan Railway Company’s “Mobile Suica” service, these mobile phones can now be used as railway tickets and passes as well.

In April 2006, NTT DoCoMo launched its own DCMX credit card service. This service, along with the increase in “Mobile Wallet” equipped handsets, is expected to lead to revenue gains. In the fiscal year ended March 31, 2007, NTT DoCoMo acted aggressively to gain DCMX members and promote DCMX use, and to increase the number of stores accepting the iD credit brand. As of March 31, 2007, the number of NTT DoCoMo subscribers using “Mobile Wallet” reached approximately 20.8 million, the number of DCMX subscribers reached 2 million, and the business environment was steadily developing. Moreover, given that credit card usage is considerably lower in Japan than in the United States and the convenience of using a mobile phone for everyday purchases, credit services—particularly for small purchases—appear to be a market with good growth potential. By entering the credit card business, NTT DoCoMo aims to realize a new market for mobile phone credit services as a complement to the existing mobile communications business, enhancing its ability to retain existing customers and attracting new customers by making mobile phone an even more indispensable part of daily life. Moreover, NTT DoCoMo expects to develop new revenue sources such as credit commissions to supplement its existing revenues from communications charges. While it may take some time for the business to become a steady and reliable source of revenues, NTT DoCoMo will continue to work to ensure that the mobile credit service business becomes firmly established as soon as possible.

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

On June 23, 2005, NTT DoCoMo completed the sale of its entire 20% equity interest in H3G UK. NTT DoCoMo received a cash payment of £120 million (approximately ¥23.8 billion), and its capital investment in H3G UK was terminated. As a result of the sale of H3G UK shares, NTT Group recorded ¥62.0 billion in non-operating income under “Gains on sales of investments in affiliated companies” (including reclassification of foreign currency translation of ¥38.2 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006.

In October 2005, NTT DoCoMo transferred all of its shares in KPN Mobile (approximately 2.2% of KPN Mobile shares) to KPN, KPN Mobile’s parent company, although the i-mode license agreement with KPN Mobile remains in place. In connection with this transaction, KPN paid NTT DoCoMo €5 million (approximately ¥700 million) and agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance through the use of KPN Mobile’s i-mode-related patents and know-how. As a result of this transaction, NTT Group recorded a gain on sale of investment securities of ¥40.0 billion (including a foreign currency translation adjustment of ¥25.6 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006 under “Gains on sales of marketable securities and other investments.” In addition, NTT Group recorded ¥14.1 billion (the difference between the fair value of the shares that were sold and the cash amount received) as a non-cash operating expense in its consolidated statement of income for the fiscal year ended March 31, 2006 as consideration paid to obtain the benefits to be received by NTT DoCoMo under the agreement.

Asset Impairment Losses at the PHS Business

Having considered the outlook for its PHS business, NTT DoCoMo stopped accepting new subscriptions for PHS services as of April 30, 2005, and decided to terminate its PHS services effective January 7, 2008. The PHS business recorded losses in the fiscal year ended March 31, 2007, as it did in the fiscal year ended March 31, 2006. The number of PHS services subscribers was 771 thousand as of March 31, 2006 and 453 thousand as of March 31, 2007. Given the direction of the PHS business, NTT Group recognized impairment losses of ¥44.3 billion in the fiscal year ended March 31, 2005, and recorded further impairment losses of ¥1.1 billion and ¥1.2 billion in the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2007, respectively, with respect to assets acquired to maintain services. It is expected that the PHS business will continue to record losses until these services are discontinued.

Sale of Underutilized Real Estate

To improve asset efficiency, NTT Group has been moving forward with the sale of underutilized real estate. In the fiscal year ended March 31, 2007, consolidated non-operating income of ¥60.1 billion was recorded through such sales by NTT East and NTT West.

Listing of NTT Urban Development

NTT Urban Development was listed on the First Section of the Tokyo Stock Exchange on November 4, 2004. NTT sold 83,277 common shares with no par value and NTT Urban Development issued 132,000 new shares in conjunction with this listing. As a result, NTT’s percentage ownership in NTT Urban Development declined from 100% to 67.3%, and NTT Group has recorded ¥27.0 billion in non-operating income for the fiscal year ended March 31, 2005.

Sale of NTT DoCoMo Shares

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

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million under its share repurchase program. As a result of these repurchases, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The resulting increase in interest of ¥29.4 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2005.

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest of ¥5.2 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2006.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million. NTT Group sold 1,528,658 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.2% to 62.0%. The resulting gain on sale of ¥41.3 billion was recorded as a part of stockholders’ equity as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased 134,374 shares of its common stock for ¥23,999 million in the stock market. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.0% to 62.1%. The resulting increase in interest of ¥7.3 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2006.

From May to August 2006, NTT DoCoMo repurchased 517,483 shares of its common stock for ¥89,997 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.1% to 62.9%. The resulting increase in shareholders equity of ¥26.3 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2007.

From November 2006 to March 2007, NTT DoCoMo repurchased 363,095 shares of its common stock for ¥67,226 million. As a result of the repurchase, NTT’s ownership interest in NTT DoCoMo increased from 62.9% to 63.4%. The resulting increase in shareholders equity of ¥20.7 billion was recorded as goodwill on the consolidated balance sheet as of March 31, 2007.

From May to June 2007, NTT DoCoMo repurchased 350,379 shares of its common stock for ¥72,997 million. As a result of the repurchase, NTT’s ownership-interest in NTT DoCoMo increased from 63.4% to 63.9% as of June 29, 2007.

Buy-back of Company Shares

Under the former articles of incorporation of NTT prior to the amendment thereof, as approved at the ordinary general meeting of shareholders of NTT held on June 28, 2006, any buy-back by NTT of its own Shares was required to be submitted to a vote at the ordinary general meeting of shareholders. An upper limit to the number of Shares to be acquired and the acquisition price were required to be set by NTT’s shareholders at such meeting. After obtaining the approval of the shareholders, in the intervening period between the approval of the resolution and the next ordinary general meeting of the shareholders NTT was able to buy back its own Shares at various times pursuant to decisions made by the board of directors.

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

Revision of Pension Plan

In June 2003, under the Law Concerning Defined Benefit Corporate Pension Plans, NTT Welfare Pension Fund (Kosei Nenkin Kikin) applied to the Japanese Government for relief from its future obligations to disburse the plan benefits representing the substitutional portion and, in September 2003, the approval was granted. Based on the discharge of NTT Group’s future obligations relating to the substitutional portion, net pension cost for the fiscal year ended March 31, 2004 decreased by ¥45.5 billion and welfare pension (Kosei Nenkin) contributions increased by ¥12.5 billion. In April 2007, application was made in regard to relief from past obligations to disburse plan benefits, but in accordance with Emerging Issue Task Force Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” no accounting for this change should occur until the completion of the entire transfer. It is undetermined when the entire transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

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

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Inventory costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those abnormal items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have an impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 for any future accounting changes and error corrections.

Defined Benefit Pension and Other Postretirement Plans

Effective March 31, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 amends Statement of Financial Accounting Standards No. 87, 88, 106 and 132(R) and requires employers to recognize in its statement of financial position either an asset for any overfunded status of benefit pension and other postretirement plans or a liability for any underfunded status of such plans. SFAS 158 also requires employers to measure the plan assets and obligations that determine a plan’s funded status as of the fiscal year end. Lastly, employers are required to recognize changes in the funded status of a plan as comprehensive income in the year that the changes occur. The adoption of SFAS 158 did not have an impact on the results of operations of NTT Group. However, the adoption of SFAS 158 did have an impact on the financial position of NTT Group, mainly resulting in a decrease of “Liabilities for employees’ retirement benefits” amounting to ¥30.1 billion and an increase in “Accumulated other comprehensive income (loss)” amounting to ¥20.4 billion (net of tax).

Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

Effective March 31, 2007, NTT Group adopted Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year financial statements are materially misstated. The adoption of SAB 108 did not have an impact on the results of operations or financial position of NTT Group. NTT Group will continue to determine the materiality of misstatements in financial statements in accordance with the provisions of SAB 108.

Recent Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS 133, along with certain other clarifications and amendments to SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring during fiscal years beginning after September 16, 2006, which, for NTT Group, is the fiscal year beginning April 1, 2007. The adoption of SFAS 155 will not have an impact on the results of operations or financial position of NTT Group.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140”. SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective during fiscal years beginning after September 16, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 156 will not have an impact on the results of operations or financial position of NTT Group.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidelines on derecognition, classification of current and non-current, interest and penalties, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. Management does not believe that the adoption of FIN 48 will have a material impact on the results of operations or financial position of NTT Group.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. The adoption of SFAS 157 will not have a material impact on the results of operations or financial position of NTT Group.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB

Statement No. 115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. NTT is currently evaluating the impact of adoption of SFAS 159 on the results of its operations and financial position.

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

Revenue Recognition

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, and services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2005, 2006 and 2007 were ¥2,141.7 billion, ¥2,110.9 billion and ¥2,097.3 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

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

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately 1.6% and 1.3% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2006 and 2007, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2007, the total amount of net actuarial loss was ¥152.3 billion. The unrecognized net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For the fiscal years ended March 31, 2006 and 2007, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 30.0%, 25.0%, 20.0%, 15.0% and 10.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2007, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for the fiscal years ended March 31, 2006 and 2007 were approximately 14% and 3%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.0% for the fiscal years ended March 31, 2006 and 2007. In determining the benefit obligations, NTT Group used a discount rate of 2.0% for figures as of March 31, 2006 and 2.2% for figures as of March 31, 2007. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2007:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(Billions of Yen)
50 basis point increase / decrease in discount rate	- /+260.0	+ /-6.0	+ /-160.0
50 basis point increase / decrease in expected return on assets	—	- /+13.0	—

Income taxes

NTT Group records deferred tax assets and liabilities using the effective tax rate for the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, NTT Group would adjust its deferred tax assets and liabilities, through the provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the statutory tax rate would increase or decrease income tax expense by approximately ¥22.0 billion. NTT Group records a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, NTT Group may record an additional valuation allowance through income tax expense in the period such determination is made. At March 31, 2007, NTT had gross deferred tax assets of ¥1,633.0 billion. A valuation allowance of ¥161.2 billion was recorded in relation to the deferred tax assets.

Results of Operations

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Operating revenues in the fiscal year ended March 31, 2007 rose 0.2% from the previous year to ¥10,760.6 billion. Although the increase in IP/packet communications services revenues did not cover the decline in voice communications services revenues, system integration services in the data communications business segment performed well, resulting in an overall increase in revenues.

Operating expenses in the fiscal year ended March 31, 2007 increased by 1.1% from the previous year to ¥9,653.5 billion as a result of increased system integration expenses incurred due to higher sales and higher handset costs relating to FOMA sales in the mobile communications business segment.

As a result, operating income was ¥1,107.0 billion in the fiscal year ended March 31, 2007, a decline of 7.0% from the previous year.

Other income in the fiscal year ended March 31, 2007 decreased ¥84.2 billion from the previous year to ¥31.0 billion. The decline was the result of a ¥62.0 billion gain from the sale of H3G UK shares and a ¥40.0 billion gain from the sale of KPN Mobile N.V. shares which were recorded in the previous fiscal year.

As a result, income before income taxes in the fiscal year ended March 31, 2007 decreased by 12.9% from the previous year to ¥1,138.0 billion. Net income in the fiscal year ended March 31, 2007 decreased by 4.4% to ¥476.9 billion.

Operating revenues for the fiscal year ended March 31, 2007 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. (See Note 16 to the Consolidated Financial Statements.)

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2007 decreased by 8.0% from the previous year to ¥3,113.5 billion, accounting for 28.9% of total operating revenues. NTT Group’s fixed voice related services include a portion of telephone subscriber services, ISDN services and dedicated services (conventional leased circuits, high-speed digital circuits and ATM circuits) from the regional communications segment and the long distance and international communications business segment.

Regional Communications Business Segment

Fixed-line telephone subscriptions decreased by 3,568 thousand, falling to 43,343 thousand subscriptions as of March 31, 2007. This decrease was due to a number of factors including the growing popularity of IP telephone services and telephone services that make use of CATV lines, a shift of subscribers to mobile phones and a migration of subscribers to direct subscriber telephone services using dry copper lines.

With respect to ISDN services, as the result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2007 fell to 7,152 thousand (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts), a decrease of 707 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
(NTT East)
Telephone subscriptions	24,925	23,109	21,392
ISDN subscriptions*	4,425	4,111	3,726
INS-Net 64	4,056	3,743	3,363
INS-Net 1500	37	37	36

(NTT West)
Telephone subscriptions	25,396	23,802	21,951
ISDN subscriptions*	4,042	3,748	3,426
INS-Net 64	3,829	3,534	3,216
INS-Net 1500	21	21	21

*	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber lines ARPU in the fiscal year ended March 31, 2007 was ¥2,760 for NTT East and ¥2,660 for NTT West, each ¥20 (0.7%) lower than in the previous fiscal year. INS-Net subscriber lines ARPU in the fiscal year ended March 31, 2007 was ¥5,470 for NTT East and ¥5,310 for NTT West, down ¥60 (1.1%) and ¥70 (1.3%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,170 for NTT East and ¥3,020 for NTT West, down ¥20 (0.6%) and ¥30 (1.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services. Please refer to “Item 4—Information on the Company—Principal Business Activities—Fixed Voice Related Services,” for a description of how telephone subscriber lines ARPU, INS-Net subscriber lines ARPU and aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) are calculated.

NTT East and NTT West’s market shares for MYLINE registrations continued to shrink. However, NTT Communications’ market share increased.

	As of March 31,
	2005	2006	2007
Intra-city:
NTT East	69.3%	68.2%	63.9%
NTT West	72.0%	69.9%	64.0%
NTT Communications	3.4%	9.1%	17.8%
Intra-prefectural and inter-city:
NTT East	62.8%	62.5%	58.7%
NTT West	64.9%	63.9%	58.6%
NTT Communications	4.3%	9.9%	18.6%

Access charges for functions subject to calculation under the LRIC Methodology (which dominate the usage of the public networks) for the fiscal year ended March 31, 2007 were ¥5.05 per three minutes for the GC interconnection charges and ¥6.84 per three minutes for the IC interconnection charges. In addition, revenues for the fiscal year ended March 31, 2007 from interconnection charges decreased by ¥30.0 billion to ¥183.0 billion for NTT East and by ¥21.0 billion to ¥190.0 billion for NTT West (including a subsidy from NTT East to NTT West).

The number of dedicated service subscribers continues to decline in conjunction with the proliferation of broadband services, as a rapid shift is now underway towards a preference for high-capacity, low-priced IP and Ethernet services.

The number of dedicated service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
NTT East:
Conventional leased circuits	240	215	193
High-speed digital circuits	211	175	148
ATM circuits	6	5	4
NTT West:
Conventional leased circuits	223	205	188
High-speed digital circuits	175	141	120
ATM circuits	5	4	4

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, we promoted sales of the “PL@TINUM LINE” service which provides discounts for domestic, international and mobile phone calls and reinforced our competitiveness with the launch of the “PL@TINUM LINE & Sekaiwari” service which offers increased discounts on international calls. As a result, our market shares in this segment have increased.

The following table shows the market shares of MYLINE registrations:

	As of March 31,
	2005	2006	2007
Inter-prefectural	60.7%	66.4%	71.7%
International	57.3%	63.5%	69.5%

The number of dedicated service subscribers decreased due to the shift to less expensive IP/packet communication services.

The number of dedicated service subscribers in the long-distance and international communications business segment is as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
Conventional leased circuits	11	9	8
High-speed digital circuits	27	22	19
ATM circuits	2	1	1

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2007 were ¥3,021.3 billion, a decrease of 3.3% from the previous year, accounting for 28.1% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova, FOMA and PHS.

Mobile Communications Business Segment

Growth in total mobile communications subscribers is sluggish, and with the steady increase in third-generating mobile communications services and the introduction of mobile number portability, competition in the mobile communications business segment remains fierce.

As of March 31, 2007, the number of NTT Group’s mobile phone subscribers for mova and FOMA reached 52,621 thousand, an increase of 2.9% from 51,144 thousand as of March 31, 2006. The growth rate in the number of NTT Group’s mobile phone subscriptions is expected to decline in the future as the growth rate of mobile phone subscribers declines in Japan. The number of FOMA subscriptions increased to 35,529 thousand as of March 31, 2007 from 23,463 thousand as of March 31, 2006. On the other hand, the number of mova subscriptions, which had been decreasing since the fiscal year ended March 31, 2004, decreased by 38.3% to 17,092 thousand as of March 31, 2007. It is expected that the migration of mova subscribers to FOMA services will continue.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2005	2006	2007
	(in thousands)
Mobile phone services	48,825	51,144	52,621
Mobile phone services (mova)	37,324	27,680	17,092
Mobile phone services (FOMA)	11,501	23,463	35,529
i-mode services	44,021	46,360	47,574
i-mode services (mova)	32,667	23,446	13,522
i-mode services (FOMA)	11,353	22,914	34,052
Estimated market share(1)(2)	56.1%	55.7%	54.4%

(1)	Number of subscriptions to other carriers are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions.

Aggregate ARPU of cellular (FOMA + mova) service decreased by ¥210 (3.0%) to ¥6,700 in the fiscal year ended March 31, 2007 from ¥6,910 in the fiscal year ended March 31, 2006. While Voice ARPU (FOMA + mova) decreased by ¥340 (6.8%) to ¥4,690 in the fiscal year ended March 31, 2007 from ¥5,030 in the fiscal year ended March 31, 2006, Packet ARPU (FOMA + mova) increased by ¥130 (6.9%) to ¥2,010 in the fiscal year ended March 31, 2007 from ¥1,880 in the fiscal year ended March 31, 2006. This trend was attributable to a decrease in MOU (the average communication time per month per subscriber) following further penetration of mobile phones into lower usage subscriber segments. The shrinking trend of ARPU also resulted from NTT DoCoMo’s introduction of billing arrangements with reduced or flat rates intended to maintain its current subscribers, an increase in number of subscribers who subscribe to discount programs, the increase in the number of FOMA billing plans that can be combined with NTT DoCoMo’s flat-rate packet billing plan for unlimited i-mode usage, and a large number of subscribers using i-mode services instead of voice calls. Please refer to “Item 4—Information on the Company—Principal Business Activities,” for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In the fiscal year ended March 31, 2007, operating revenues for IP/packet communications services increased 15.1% over the previous year to ¥2,247.9 billion (20.9% of total operating revenues). NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment (e.g., FLET’S ISDN, FLET’S ADSL and B FLET’S), a portion of the services in the long distance and international communications business segment (e.g., OCN, IP-VPN and frame relay services), as well as a portion of the services in the mobile communications business segment such as mova and FOMA.

Regional Communications Business Segment

In the broadband services market, the number of ADSL subscribers is now undergoing a net decrease, while optical access services continue to expand at an accelerated pace as the market continues to grow. The total number of subscribers for the overall market as of December 31, 2006 was 14,236 thousand subscriptions for ADSL and other DSL services and 7,940 thousand subscriptions for optical access services.

In response to these market developments in the regional communications business segment, NTT Group worked to secure revenue bases by enhancing broadband services, particularly optical access services such as B FLET’S, and is continuing its efforts to increase business efficiency.

In the broadband service business, NTT Group expanded areas for optical access services such as B FLET’S launched new services, and took measures to improve customer service in an effort to increase the number of B FLET’S customers. NTT Group also took measures to bolster security functions to counter computer viruses and unauthorized access. With respect to Hikari Denwa, a high-quality IP telephone service that makes use of optical access, NTT Group launched new supplementary services such as caller ID, discount flat-rate plans and Hikari Denwa Office Type, a service for small and medium-size businesses that provides access to up to eight phone lines and 32 phone numbers. In the area of video distribution services, NTT Group has formed alliance with broadcasters to promote and expand multi-channel broadcasting services using B FLET’S.

The number of subscriptions for fixed rate IP services, including Hikari Denwa, was as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
NTT East
B FLET’S	885	1,889	3,399
FLET’S ADSL	2,833	3,001	2,782
FLET’S ISDN	413	332	258

Hikari Denwa (channels)	4	471	1,705

NTT West
B FLET’S*	779	1,530	2,677
FLET’S ADSL	2,374	2,682	2,541
FLET’S ISDN	356	284	228

Hikari Denwa (channels)	0	396	1,469

Note: B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

B FLET’S ARPU in the fiscal year ended March 31, 2007 was ¥5,050 for NTT East and ¥5,120 for NTT West, ¥400 (8.6%) and ¥230 (4.7%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa. Please refer to “Item 4—Information on the Company—Principal Business Activities—IP/Packet Communications Services,” for a description of how B FLET’S ARPU is calculated.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, NTT Group is working to expand IP services domestically and overseas and reinforce its global business.

For corporate customers, NTT Group launched a data communications service using NTT East and NTT West’s wide-band Ethernet as access lines, and expanded the service territory for the Global Super Link service to realize wide-band international Ethernet networks.

NTT Group also implemented various measures to improve and strengthen its global business. Among other activities, NTT Group set up an international IP-VPN service (MPLS type) in Vietnam in cooperation with a local company, the first such project in the country by a Japanese telecommunication company, and established an international data communication service in Russia.

For individual customers, NTT Group is working to expand its OCN Internet access services by putting a concerted effort into sales of OCN Hikari with FLET’S and an optional security package with enhanced security functions. As a result, the number of OCN subscribers reached 6,091 thousand as of March 31, 2007. NTT Group has also taken measures to develop Music Ocean, an integrated intra-group music distribution service.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2005	2006	2007
	(in thousands)
Packet exchange services	885	844	774
Frame relay/cell relay services	39	31	27
Facsimile communications network	1,385	1,041	1,011
OCN	4,640	5,286	6,091
IP-VPN	93	98	93

Mobile Communications Business Segment

Revenues from packet communications services increased due to a large number of subscribers using i-mode services instead of voice calls and penetration of our flat-rate packet billing plan for i-mode usage and services such as “i-channel”, through which i-mode usage is being promoted. Details concerning the number of i-mode service subscriptions are provided in the section entitled “Mobile Voice Related Services”.

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2007 decreased by 1.5% from the previous year to ¥583.3 billion, which accounted for 5.4% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

In the regional communications business segment, revenues declined despite efforts to enhance the product lineup, including IP video phone handsets for individual consumers, in response to the increasing demand in broadband communications.

Mobile Communications Business Segment

In the mobile communications business segment, revenues rose due to the increase in the number of FOMA service subscriptions as the migration from mova to FOMA continues.

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2007 increased by 11.9% over the previous year to ¥1,092.7 billion, accounting for 10.2% of total operating revenues. NTT Group’s system integration services include a portion of the services in the data communications business segment and a part of the long distance and international communications business segment.

Data Communications Business Segment

In the data communications business segment, revenues increased as a result of increased sales for systems designed for the telecommunications, manufacturing, and distribution industries, shared-use financial systems, and systems for central government agencies.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, active measures with regard to total solutions that support customer communications infrastructure, including network maintenance and operation and data center operation, resulted in higher revenues.

Other Businesses

Operating revenues for the fiscal year ended March 31, 2007 for other businesses declined 1.2% from the previous year to ¥701.7 billion and accounted for 6.5% of total operating revenues. The operating revenues from other business segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

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

Other income in the fiscal year ended March 31, 2006 decreased ¥396.9 billion from the previous year to ¥115.2 billion. This was largely due to the ¥501.8 billion gain from NTT DoCoMo’s sale of shares in AT&T Wireless recorded in the fiscal year ended March 31, 2005, despite a ¥62.0 billion and a ¥40.0 billion gain on the sale of shares in H3G UK and KPN Mobile, respectively, recorded as other income in the fiscal year ended March 31, 2006.

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

NTT East and NTT West’s market share for MYLINE registrations continued to shrink. However, NTT Communications’ market share grew as it continued to offer a service called “PL@TINUM LINE,” a discount service for domestic calls (including intra-city and intra-prefectural and inter-city), international calls and mobile phone calls.

	As of March 31,
	2004	2005	2006
Intra-city:
NTT East	69.7%	69.3%	68.2%
NTT West	73.9%	72.0%	69.9%
NTT Communications	0.6%	3.4%	9.1%
Intra-prefectural and inter-city:
NTT East	62.9%	62.8%	62.5%
NTT West	66.1%	64.9%	63.9%
NTT Communications	1.1%	4.3%	9.9%

Access charges for functions subject to calculation under the LRIC Methodology for the fiscal year ended March 31, 2006 were ¥5.32 per three minutes for the GC interconnection charges and ¥7.09 per three minutes for the IC interconnection charges. In addition, revenues for the fiscal year ended March 31, 2006 from interconnection charges decreased by ¥1 billion to ¥213 billion for NTT East and increased by ¥2 billion to ¥211 billion for NTT West (including a subsidy from NTT East to NTT West).

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

Long Distance and International Communications Business Segment

The long distance and international communications business segment continued to experience falling revenues due to the effects of a decline in the number of fixed-line telephone subscribers, the commencement of direct subscriber telephone services by competing carriers using dry copper lines, and intensifying competition from the spread of IP telephone services. Amid these developments, NTT Communications made efforts to maintain revenues by offering the “PL@TINUM LINE” service which provides discounts not only for domestic calls (including intra-city and intra-prefectural inter-city calls) but also for international and mobile phone calls, and by capturing mobile revenue from calls made from fixed-line phones to mobile phones. As a result, revenues from fixed voice related services increased compared to the fiscal year ended March 31, 2005.

The following table shows the market share of MYLINE registrations:

	As of March 31,
	2004	2005	2006
Inter-prefectural	57.5%	60.7%	66.4%
International	53.9%	57.3%	63.5%

The number of dedicated service subscribers decreased due to the shift to less expensive IP/Packet communication services such as VPN services that use wide-area Ethernet or the Internet. The number of dedicated service subscribers in the long-distance and international communications business segment is as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
Conventional leased circuits	13	11	9
High-speed digital circuits	34	27	22
ATM circuits	2	2	1

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2006 reached ¥3,125.8 billion, a decrease of 2.8% from the previous year, or 29.1% of total operating revenues.

Mobile Communications Business Segment

As of March 31, 2006, the number of NTT Group’s cellular (FOMA + mova) subscriptions reached 51,144 thousand, an increase of 4.7% from 48,825 thousand as of March 31, 2005. The growth rate of NTT Group’s cellular subscriptions is expected to decline in the future as the growth rate of cellular subscriptions declines in Japan. The number of FOMA subscriptions increased to 23,463 thousand as of March 31, 2006 from 11,501 thousand as of March 31, 2005. On the other hand, the number of mova subscriptions, which had been decreasing since the fiscal year ended March 31, 2004, decreased by 25.8% to 27,680 thousand as of March 31, 2006. It is expected that the migration of mova subscribers to FOMA services will continue.

The following table show the number of mobile communications subscriptions and estimated market share:

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

Aggregate ARPU of cellular (FOMA + mova) service decreased by ¥290 (4.0%) to ¥6,910 in the fiscal year ended March 31, 2006 from ¥7,200 in the fiscal year ended March 31, 2005. While Voice ARPU (FOMA + mova) decreased by ¥300 (5.6%) to ¥5,030 in the fiscal year ended March 31, 2006 from ¥5,330 in the fiscal year ended March 31, 2005, Packet ARPU (FOMA + mova) increased by ¥10 (0.5%) to ¥1,880 in the fiscal year ended March 31, 2006 from ¥1,870 in the fiscal year ended March 31, 2005. This trend was primarily attributable to an increase in subscribers who subscribe to discount programs, further penetration of cellular phones into lower usage subscriber segments and a large number of subscribers using i-mode services instead of voice calls. Please refer to “Item 4—Information on the Company—Principal Business Activities,” for a description of how ARPU is calculated.

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

NTT Group worked to expand and improve optical access services including by actively promoting the Hikari Denwa service and by launching a multiple channel service that enables simultaneous communications on two lines and an additional telephone number service that allows subscribers to use up to five different telephone numbers. In addition, NTT Group implemented a variety of measures to meet the diversifying needs of its customers including expanding the territory for wide-area Ethernet services provided to corporate clients and introducing mobile IP telephone terminals compatible with wireless LANs that can be combined with “Hikari Denwa Business Type” services. In the video distribution service business, NTT Group took measures to promote and expand high value-added programming using the broadband environment and to provide multi-channel broadcasting and video on-demand services.

NTT Group also concentrated its efforts on providing fiber-optic access services (e.g., Mega Data Netz, Super Wide LAN, Metro Ether and Flat Ether) and data centers for business users.

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2004	2005	2006
	(in thousands)
(NTT East)
B FLET’S	426	885	1,889
FLET’S ADSL	2,283	2,833	3,001
FLET’S ISDN	514	413	332
(NTT West)
B FLET’S*	414	779	1,530
FLET’S ADSL	1,806	2,374	2,682
FLET’S ISDN	466	356	284

*	Includes FLET’S Hikari Premium provided by NTT West.

Long Distance and International Communications Business Segment

In the long distance and international communications business market, services for corporate users, including IP-VPN and wide-area Ethernet, were expanded steadily in response to network consolidation by corporations and further migration to IP-related services that provide broadband communications at a lower cost.

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

Mobile Communications Business Segment

Revenues from packet communications services increased due to a large number of subscribers using i-mode services instead of voice calls, and the introduction of new services such as “i-channel”, through which i-mode usage is being promoted. The Packet ARPU (FOMA + mova) and number of i-mode services subscriptions is described in the section entitled “Mobile Voice Related Services.”

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

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 decreased 3.2% from the fiscal year ended March 31, 2006 to ¥4,308.0 billion. IP/packet communications revenues rose as a result of increased sales of B FLET’S. However, this increase was offset by a larger decrease in fixed voice related services revenues due to decline in telephone subscriber lines.

At the same time, operating expenses fell 2.0% to ¥4,192.1 billion. This is due to efforts made to reduce costs in personnel and depreciation although expenses rose in conjunction with improvement and expansion of customer services in order to boost sales in B FLET’S and other optical access services.

As a result, operating income in the fiscal year ended March 31, 2007 fell 32.7% to ¥115.9 billion.

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 1.7% from the previous year to ¥1,289.8 billion. This increase was due to the continued high growth in revenues from system integration and IP/packet communications services such as wide-area Ethernet and OCN services.

At the same time, operating expenses grew 1.8% to ¥1,230.1 billion. This growth was due to an increase in expenses related to system integration revenues.

As a result, operating income remained flat at ¥59.7 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 0.5% from the previous year to ¥4,788.1 billion. This increase was due to the maintenance of a low contract cancellation rate even after the introduction of mobile number portability, the steady migration from mova to FOMA, and a recognition of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowance projected to expire as revenues.

At the same time, operating expenses increased 2.1% to ¥4,014.6 billion. This increase was due to higher handset costs in conjunction with a higher FOMA sales rate.

As a result, operating income fell 7.1% from the previous year to ¥773.5 billion.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 14.3% from the previous year to ¥1,013.8 billion. This increase was primarily due to increased system integration sales in manufacturing and distribution industries, shared-use financial systems and systems for central government agencies.

Operating expenses increased 9.9% to ¥931.0 billion primarily as the result of higher expenses related to increased revenues.

As a result, operating income increased 104.6% to ¥82.8 billion.

Other Business Segment

NTT Group actively pursued its other businesses, including engineering, real estate, system integration and data processing, finance, development of leading-edge technologies and shared operations. However, in the fiscal year ended March 31, 2007, operating revenues decreased 6.3% to ¥1,183.3 billion and operating income fell 17.3% to ¥61.3 billion.

The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 decreased 2.8% from the fiscal year ended March 31, 2005 to ¥4,449.0 billion. IP/packet communications revenues rose as a result of expanded sales of B FLET’S and other broadband services. However, this increase was offset by a larger decrease in fixed voice related services revenues due to reductions in base rates and other fees and a decrease in the number of subscriber lines arising out of the general shift to either direct subscriber telephone services using dry copper lines or to NTT Group’s “Hikari Denwa” service.

At the same time, operating expenses fell 1.2% to ¥4,276.8 billion, as a result of the implementation of cost reductions, including reductions in personnel costs and depreciation costs.

Consequently, operating income fell 30.3% to ¥172.3 billion.

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2006 increased 4.2% from the previous year to ¥1,268.0 billion. This increase was due to the continued high growth in revenues from IP/ packet communication services, such as OCN services, IP-VPN and WANs, and the growth in revenues from system integration.

At the same time, operating expenses grew 4.2% to ¥1,208.3 billion. This growth was due to an increase in expenses related to system integration revenues and an increase in access charges.

As a result, operating income increased 4.2% to ¥59.7 billion.

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

Consequently, in the fiscal year ended March 31, 2006, operating revenues rose 3.4% to ¥1,263.0 billion and operating income grew 76.5% to ¥74.1 billion.

In the fiscal year ended March 31, 2007, Plala Networks Inc. and one other company were changed from the regional communications business segment to the long distance and international communications business segment, and NTT Resonant Inc., On Demand TV, Inc. and two other companies were changed from the other business segment to the long distance and international communications business segment. Accordingly, a part of the prior year’s segment information has been restated.

Liquidity and Capital Resources

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2007 amounted to ¥2,361.3 billion, a decrease of ¥881.6 billion from ¥3,242.9 billion in the fiscal year ended March 31, 2006. One factor contributing to this decrease is that while NTT Group recognized tax deductible losses in the fiscal year ended March 31, 2006 resulting from the impairment loss on the sale of AT&T Wireless shares in the prior fiscal year, for the fiscal year ended March 31, 2007, corporate and other taxes (net) were ¥418.9 billion, an increase of ¥248.1 billion from ¥170.9 billion in the fiscal year ended March 31, 2006. Additionally, the last day of March 2007 was a bank holiday, resulting in a postponement of phone charge payments to the following day, causing accounts receivable to increase by ¥337.1 billion. Other factors contributing to the decrease in net cash provided by operating activities included a decrease in deposits received pursuant to depositary agreements included in “Current Liabilities—Other” by ¥96.9 billion compared to a ¥105.3 billion increase in the fiscal year ended March 31, 2006.

NTT Group used cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, acquire minority interests from shareholders, and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2007 amounted to ¥2,151.0 billion, an increase of ¥73.7 billion from ¥2,077.3 billion in the fiscal year ended March 31, 2006. This increase was primarily due to a decrease of ¥201.1 billion in cash outflows for long-term investments including equity investments and a decrease of ¥253.9 billion in net cash payments from short-term cash investments, compared to the prior fiscal year in which shares of Sumitomo Mitsui Card and KTF were acquired.

Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid in the fiscal year ended March 31, 2007 were ¥2,228.4 billion, an increase of ¥68.7 billion compared with ¥2,159.7 billion in the fiscal year ended March 31, 2006. This was the result of efforts to increase investment efficiency through the effective use of existing facilities while implementing proactive capital investment including investment in optical access services such as B FLET’S, expansion of FOMA service areas and demand for communications services, investment to raise network quality and investment in research and development on the next generation network. On an accrual basis for the fiscal year ended March 31, 2007, capital investments amounted to ¥2,236.9 billion, of which ¥948.8 billion was invested by NTT East, NTT West and NTT Communications and ¥934.4 billion was invested by the NTT DoCoMo Group.

Net cash used in financing activities in the fiscal year ended March 31, 2007 amounted to ¥831.8 billion, a decrease of ¥308.1 billion from the ¥1,139.9 billion in the fiscal year ended March 31, 2006. The decrease was primarily due to an increase of ¥111.3 billion in expenses associated with the acquisition of NTT DoCoMo shares and minority interests offset by a decrease of ¥538.6 billion in expenses for the acquisition by NTT of its own Shares. The total amount of capital raised in the fiscal year ended March 31, 2007 from the issuance of long-term debt was ¥477.5 billion, an increase of ¥64.9 billion compared with the fiscal year ended March 31, 2006. Corporate bond offerings denominated in yen and Swiss francs are included in this amount.

Interest-bearing debt decreased by ¥525.3 billion in the fiscal year ended March 31, 2007, with the result that the amount of interest-bearing debt reduced in the fiscal year ended March 31, 2007 was ¥295.6 billion higher than the corresponding reduction (¥229.7 billion) in the fiscal year ended March 31, 2006. The ratio of interest-bearing debt to shareholders’ equity stood at 66.5% on March 31, 2007 compared with 78.1% at the previous fiscal year-end. Interest-bearing debt of NTT Group as of March 31, 2007 comprised short-term borrowings and long-term debt, shown in Note 11 to the Consolidated Financial Statements, as well as deposits received pursuant to depositary agreements, which amounted to ¥8.3 billion and were included in “Current Liabilities—Other”.

NTT Group believes available cash from operating activities, future borrowings NTT Group will make from banks and other financial institutions or future offerings of equity or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2008, NTT Group expects investments to total ¥2,090 billion on an accrual basis, a decrease of ¥146.9 billion from the previous fiscal year, with investments focused on the expansion of optical access services such as B FLET’S, expansion of the solution business, and increased research and development for the next-generation network. NTT Group expects that investment in FOMA base stations, a previous focus of investment, will be reduced. The total amount of investments is expected to include a total of approximately ¥965.0 billion in investments by NTT East, NTT West and NTT Communications and approximately ¥750.0 billion by NTT DoCoMo Group. The actual amount of capital investments may vary from expected levels, since capital investment may be influenced by trends in demand, the competitive environment and other factors, but NTT Group expects that such expenditures will be covered through net cash provided by operating activities. Thus, NTT Group expects that its amount of interest-bearing debt will be reduced. The actual amount of NTT Group’s financing requirements will depend on its future performance, market conditions and other factors, many of which are beyond NTT Group’s control and therefore cannot be predicted with certainty.

Liquidity

As of March 31, 2007, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥796.3 billion compared with ¥1,410.8 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2007:

	Payments Due by Period
	Millions of Yen
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)
Bonds	2,651,703	514,848	631,896	966,877	538,082
Bank loans	1,696,507	322,992	609,260	410,475	353,780
Capital lease obligations(2)	210,232	29,107	61,986	12,955	106,184
Operating leases	31,537	4,518	7,952	3,405	15,662
Purchase obligations(3)	299,814	256,673	37,138	5,437	566
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,889,793	1,128,138	1,348,232	1,399,149	1,014,274

(1)	See Note 11 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥114,213 million to its pension plans in the fiscal year ending March 31, 2008 (see Note 11 to the Consolidated Financial Statements).

As of March 31, 2007, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥299.8 billion, principally reflecting capital investments for the fiscal year ended March 31, 2007. NTT Group expects to fund such commitments with cash provided by operating activities.

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

Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid in the fiscal year ended March 31, 2006 were ¥2,159.7 billion, an increase of ¥5.0 billion compared with ¥2,154.7 billion in the fiscal year ended March 31, 2005. This reflects investments focusing on the expansion of the service area for high quality IP telephone service and service enhancements to promote the use of optical access services, service area expansion in response to increasing demand for FOMA services including FOMA Plus-Area, and more efficient investment in existing facilities. On an accrual basis for the fiscal year ended March 31, 2006, capital investments amounted to ¥2,191.9 billion, of which ¥1,030.8 billion was invested by NTT East, NTT West and NTT Communications, and ¥887.1 billion was invested by NTT DoCoMo Group.

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

The ratio of interest-bearing debt to shareholders’ equity stood at 78.1% on March 31, 2006 compared with 81.6% at the previous fiscal year-end. Interest-bearing debt as of March 31, 2006 comprised short-term borrowings and long-term debt shown at Note 11 to the Consolidated Financial Statements as well as deposits received pursuant to depositary agreements, which amounted to ¥105.3 billion and were included in “Current Liabilities—Other.”

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

Off-Balance Sheet Arrangements

As of March 31, 2007, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥13.1 billion.

In accordance with FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities,” NTT Group recognized an entity with assets totaling approximately ¥95.0 billion, established for the purpose of developing real estate for rental, as an unconsolidated variable interest entity (“VIE”) in which NTT Group holds a significant variable interest. NTT Group annually evaluates its preferential interest in this variable interest entity of ¥7.1 billion, which is accounted for using the equity method. NTT Group is jointly responsible with the other investors for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥44.0 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007, were, respectively, ¥318.1 billion, ¥308.4 billion and ¥272.1 billion.

The following table shows an outline of research and development costs by segment for the fiscal year ended March 31, 2007:

	Year ended March 31, 2007
	(in millions of yen)	(in millions of dollars)
Regional Communications Business(1)	¥131,527	$1,114
Long Distance and International Communications Business(2)	15,681	133
Mobile Communications Business(3)	99,315	842
Data Communications Business(4)	11,307	96
Other Businesses(5)	136,348	1,155

Sub-total	394,178	3,340
Internal Transactions	122,116	1,034

Total	¥272,062	$2,306

(1)	Research and development for development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms and others.
(3)	Development of new products and services applying HSDPA services, provision of increased quality in existing service and advanced functions of network.
(4)	Research and development for the three priority fields of new business promotion, strengthening competitiveness in system integration, basic technology development for the future and others.
(5)	Research and development for basic technology for achieving telecommunications systems and new services, research and development relating to new principles, new parts and new materials that will bring about innovations in network services and others.

Information on Market and Operation Trends (Trend Information)

In the telecommunications market, broadband and ubiquitous communications continue to spread, and the development of IP networks is accelerating the integration of services. With new businesses entering the market and an upsurge in business consolidations and mergers and acquisitions, competition is expected to further intensify.

Major trends anticipated in the fiscal year ending March 31, 2008 are as follows.

Consolidated operating revenues for the fiscal year ending March 31, 2008 are expected to decrease as a result of decreased revenues in the mobile telecommunications business segment due to intensified competition in mobile number portability and other areas. However, in segments other than the mobile telecommunications business segment, increased revenues from IP/packet communications services including B FLET’S and revenues from system integration and real estate businesses are expected to offset the projected reductions in fixed voice related services revenues.

Trends in subscriptions for major services are as follows:

Subscriptions to optical access services such as B FLET’S are expected to show a net increase in the fiscal year ending March 31, 2008, which exceeds the net increase in the fiscal year ended March 31, 2007. NTT Group aims for further expansion of B FLET’S services.

Fixed-line telephone and ISDN subscriptions are expected to continue to decline in the fiscal year ending March 31, 2008 as seen in the fiscal year ended March 31, 2007, as customers continue to migrate to optical IP telephone services including Hikari Denwa.

Mobile telephone subscriptions are expected to increase in the fiscal year ending March 31, 2008 over the fiscal year ended March 31, 2007, but the annual growth rate is expected to be moderate as compared with the growth rates for previous years. Moreover, it is expected that as migration to FOMA services progresses, the proportion of all mobile phone subscriptions represented by FOMA subscriptions will increase further to be about 80%.

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

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 28, 2007.

On June 28, 2007, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of five directors and five corporate auditors.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 29, 2007:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Norio Wada	Director and Chairman	Chairman of Board of Directors	Aug. 16, 1940	June 2008	57.24	June 1992
Satoshi Miura	Representative Director and President	Chief Executive Officer	Apr. 3, 1944	June 2008	33.20	June 2005
Tsutomu Ebe	Representative Director and Senior Executive Vice President	In charge of business strategy; Director of Corporate Business Strategy Division; and Chief Financial Officer	Oct. 30, 1947	June 2008	22.06	June 2007
Noritaka Uji	Representative Director and Senior Executive Vice President	In charge of technical strategy; Chief Technology Officer; Chief Information Officer; and Director and Executive Counsel of Advanced Telecommunication Research Institute International	Mar. 27, 1949	June 2008	1.00	June 2007
Kaoru Kanazawa	Representative Director and Senior Executive Vice President	In charge of risk management and international standardization; and Chief Compliance Officer	Jan. 23, 1945	June 2008	10.00	June 2007
Shin Hashimoto	Director and Executive Vice President	Director of Technology Planning Department; Director of Next Generation Network Promotion Office, Technology Planning Department; Executive Manager of Corporate Business Strategy Division; Director of Nippon Information and Communication Corporation; and Director of NTT COMWARE CORPORATION	Sep. 6, 1949	June 2008	21.02	June 2002
Hiroo Unoura	Director and Executive Vice President	Director of Corporate Strategy Planning Department; Executive Manager of Corporate Business Strategy Division; and Director of NTT West	Jan. 13, 1949	June 2008	24.00	June 2002
Kiyoshi Kousaka	Director and Senior Vice President	Director of General Affairs Department; Director of Internal Control Office, General Affairs Department; and Director of NTT East; and Director of Infocom Research Inc.	Mar. 28, 1951	June 2008	20.04	June 2005

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Takashi Hanazawa	Director and Senior Vice President	Director of Research and Development Planning Department	May 9, 1951	June 2008	5.00	June 2007
Toshio Kobayashi	Director and Senior Vice President	Director of Finance and Accounting Department, and President of NTT Capital (U.K.) Limited	Nov. 16, 1951	June 2008	5.00	June 2007
Takashi Imai	Director	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation	Dec. 23, 1929	June 2008	4.02	July 1999
Yotaro Kobayashi	Director	Chairman and Director of Fuji Xerox Co., Ltd.	Apr. 25, 1933	June 2008	*	July 1999

Corporate Auditors
Johji Fukada(2)	Full-time Corporate Auditor	—	Apr. 21, 1943	June 2011	16.00	June 2005
Susumu Fukuzawa	Full-time Corporate Auditor	—	Jan. 26, 1946	June 2011	9.00	June 2006
Yasuchika Negoro(2)	Corporate Auditor	Lawyer	July 31, 1932	June 2011	18.00	June 2003
Masamichi Tanabe	Corporate Auditor	—	July 29, 1940	June 2011	19.12	June 2004
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant	Mar. 31, 1941	June 2011	11.00	June 2006

Presidents of Principal Subsidiaries

Toyohiko Takabe	President, NTT East	—	Jan. 9, 1947	June 2008	48.08	June 2005
Shunzo Morishita	President, NTT West	—	Apr. 8, 1945	June 2008	34.14	Mar. 2004
Hiromi Wasai	President, NTT Communications	—	Aug. 25, 1946	June 2008	35.00	June 2004
Masao Nakamura	President, NTT DoCoMo	—	Nov. 11, 1944	June 2008	3.02	June 1998
Toru Yamashita	President, NTT DATA	—	Oct. 9, 1947	June 2009	3.00	June 1999

(1)	NTT Shares owned as of June 29, 2007.
(2)	Outside Corporate Auditor.
*	Denotes no ownership of NTT Shares.

Norio Wada joined NTT in April 1964. He became a Senior Vice President and General Manager of the Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters of NTT. In July 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1997, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters and Executive Manager of the NTT-Holding Organizational Office. In January 1999, he became an Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of NTT. Mr. Wada became a Senior Executive Vice President of NTT in July 1999 and the President of NTT in June 2002. In June 2007, he was elected the Chairman of NTT.

Satoshi Miura joined NTT in April 1967. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1997, he became a Senior Vice President and Executive Manager of the Personnel and Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of the Personnel and Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of NTT East Provisional Headquarters of NTT. Mr. Miura became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President of NTT. In June 2007, he was elected the President of NTT.

Tsutomu Ebe joined NTT in April 1970. He became a Senior Vice President and Director of Corporate Planning Department of NTT West in July 1999. In May 2002, he became a Senior Vice President and Director of Corporate Strategy Planning Department of NTT West. In June 2002, he became an Executive Vice President and Director of Corporate Strategy Planning Department of NTT West. In June 2003, he became a Senior Executive Vice President of NTT West. In July 2003, he became a Senior Executive Vice President and Director of Broadband Promotion Headquarters of NTT West. In July 2006, he became a Senior Executive Vice President and Director of Kansai Regional Headquarters of NTT West. In June 2007, he was elected a Senior Executive Vice President of NTT.

Noritaka Uji joined NTT in April 1973. He became a Senior Vice President and Director of New Generation Information Services Sector of NTT DATA in June 1999. In September 2000, he became a Senior Vice President and Director of Corporate Strategy Planning Department of NTT DATA. In June 2001, he became a Senior Vice President and Director of Industrial System Sector of NTT DATA. In April 2002, he became a Senior Vice President and Director of Enterprise Business Sector of NTT DATA. In June 2003, he became an Executive Vice President and Director of Enterprise Systems Sector of NTT DATA. In June 2005, he became an Executive Vice President of NTT DATA. In June 2007, he was elected a Senior Executive Vice President of NTT.

Kaoru Kanazawa joined Postal Service Ministry of Japan in April 1967. He became a Vice Minister for Public Management Affairs of Ministry of Public Management, Home Affairs, Posts and Telecommunications in July 2001. In January 2002, he became an Administrative Vice-Minister of Ministry of Public Management, Home Affairs, Posts and Telecommunications. In January 2003, he became the President of Nippon Information Communications Association and the President of ITU Association of Japan. In April 2003, he became the President of Postal Saving Organization. In April 2004, he became the President of Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications. In July 2005, he became a Senior Advisor of NTT, and in July 2006, he assumed the position of President (part-time) of Telecommunications Engineering and Consulting Service while continuing his role as Senior Advisor of NTT. In June 2007, he was elected a Senior Executive Vice President of NTT.

Shin Hashimoto joined NTT in April 1972. He became an Executive Manager of the Plant Planning Department of NTT-East Provisional Headquarters of NTT in January 1999. He became an Executive Manager of Plant Planning Department of NTT East in July 1999. In June 2001, he became a Senior Vice President and Executive Manager of the Plant Planning Department of NTT East. In June 2002, he was elected a Senior Vice President and Director of Department II of NTT, and in June 2006, he became an Executive Vice President and Director of Department II of NTT. In June 2007, he was elected an Executive Vice President and Director of Technology Planning Department of NTT.

Hiroo Unoura joined NTT in April 1973. He became a Senior Manager of Department V of NTT-Holding Provisional Headquarters of NTT in January 1999. In July 1999, he became a Senior Manager of Department V of NTT. He became a Deputy General Manager of the Tokyo Branch of NTT East in September 2000. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President and Director of Corporate Strategy Planning Department of NTT.

Kiyoshi Kousaka joined NTT in April 1974. In October 1997, he became a General Manager of the Kyoto Branch of NTT. In July 1999, he became a General Manager of the Kyoto Branch of NTT West. In September 2000, he became a Senior Manager of Department V of NTT. In July 2002, he became an Executive Manager of the Personnel Department of NTT West. In June 2003, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT West. In June 2005, he became a Senior Vice President and Director of Department I of NTT. In June 2007, he was elected a Senior Vice President and Director of General Affairs Department of NTT.

Takashi Hanazawa joined NTT in April 1976. In July 2002, he became the President of Service Integration Laboratories of NTT Information Sharing Laboratory Group of NTT. In July 2003, he became a Senior Manager of Department III of NTT. In May 2005, he became a Senior Manager of Next Generation Network Enhancement Office of Department II of NTT. In June 2006, he became a Director of Department III of NTT. In June 2007, he was elected a Senior Vice President and Director of Research and Development Planning Department of NTT.

Toshio Kobayashi joined the MOF in April 1975. In July 2005, he became a Deputy Director-General of the MOF. In July 2006, he became a Deputy Director-General for Policy Evaluation of the MOF. In June 2007, he was elected a Senior Vice President and Director of Finance and Accounting Department of NTT and the President of NTT Capital (U.K.) Limited.

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

Johji Fukada joined the Board of Audit of Japan in April 1967. In June 1998, he became a Deputy Secretary-General of the Board of Audit of Japan. In December 1999, he became a Secretary-General of the Board of Audit of Japan. In December 2002, he became a Special Advisor of Kitanogumi Corporation. In June 2005, he was elected a full-time Corporate Auditor of NTT.

Susumu Fukuzawa joined NTT in April 1968. He became a Vice President and Executive Manager of the Interconnection Promotion Office of NTT in June 1995 and a Vice President and Executive Manager of the Interconnection Promotion Department of NTT in May 1996. He became a Vice President and Executive Manager of Accounting Department of NTT in June 1996. In June 1998, he became a Senior Vice President and Executive Manager of Accounting Department of NTT. In January 1999, he became a Senior Vice President and Executive Manager of the Finance Department of NTT West Provisional Headquarters of NTT, and in July 1999, he became a Senior Vice President, Executive Manager of the Finance Department and Deputy Executive Manager of the Corporate Sales Department of NTT West. He became the President of NTT TELECA (now NTT CARD SOLUTION Corporation) in June 2000. He became the Chairman of The Japan Telecommunications Welfare Association in July 2002. In June 2006, he was elected a full-time Corporate Auditor of NTT.

Yasuchika Negoro joined the Ministry of Justice in April 1958. He became a Vice-Minister of the Ministry of Justice in June 1990 and a Superintendent Public Prosecutor of the Tokyo High Public Prosecutors Office in December 1993. He became a registered lawyer of the Daiichi Tokyo Bar Association in September 1995. In August 1996, he became the Chairman of The Japan Fair Trade Commission. Since August 2002, he has reactivated his status as a registered lawyer of the Daiichi Tokyo Bar Association. In June 2003, he was elected a Corporate Auditor of NTT.

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

Shigeru Iwamoto was registered as a certified public accountant in March 1976. He became the President of Asahi & Co. (now KPMG AZSA & Co.) in May 1999 and the Chairman of KPMG AZSA & Co. in May 2004. He became the Commissioner of the National Organization of Agricultural Cooperatives—Central Branch in August 2005. In June 2006, he was elected a Corporate Auditor of NTT.

Compensation

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors including two outside directors. Matters concerning the compensation of directors are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of base salary and bonus. Base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. Bonus is paid taking into account the company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain high levels of independence, compensation of outside directors consists of base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of base salary only, for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Auditors

Position	Number of Persons	Total Compensation (million yen)
Director	11	420
Corporate Auditor	5	95

Total	16	515

Notes:

1.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
2.	Total compensation of directors includes ¥77 million in bonuses for the current fiscal year.
3.	In addition to the above, total compensation of directors includes 11 million yen for directors who are also employees, as bonuses for their service as employees.
4.	In conjunction with the termination of the retirement allowance system for retiring directors and corporate auditors by resolution adopted at the 21st ordinary general meeting of shareholders held on June 28, 2006, total payments of ¥361 million to 11 directors and ¥23 million to two corporate auditors will be made as retirement allowances upon their retirement from NTT.
5.	Total compensation amounts shown above represent total compensation paid to directors and auditors who were appointed, or were reappointed, to office at the 21st ordinary general meeting of shareholders held on June 28, 2006. Total compensation paid to directors and auditors who retired in the fiscal year ended March 31, 2007 prior to the end of the 21st ordinary general meeting of shareholders was ¥40 million.

Total Compensation of Outside Directors and Auditors

	Number of directors and auditors	Total Compensation (million yen)
Total compensation of outside directors and auditors	5	80

Notes:	In conjunction with the termination of the retirement allowance system for retiring directors by resolution adopted at the 21st ordinary general meeting of shareholders held on June 28, 2006, total payments of 53 million yen will be made to three outside officers as retirement allowances upon their retirement from NTT.

Board Practices

Board of Directors

NTT’s board of directors is currently composed of 12 members, two of whom are outside directors whose presence serves to strengthen the board’s ability to monitor the fairness of business operations.

NTT’s Articles of Incorporation provide that the board of directors shall have no more than 15 members. The board of directors nominates candidates for the board of directors, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a director expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within two years from the director’s assumption of office. Directors may be reappointed upon expiration of their term of office. By resolution, the board of directors may designate, from among its members, one president and one or more representative directors, who have authority to represent the Company generally in the conduct of its affairs. NTT’s board of directors may appoint one chairman and one or more senior executive vice presidents and executive vice presidents. In addition, the Corporation Law provides that resolutions adopted by a majority vote of shareholders present are necessary to remove Directors from office unless a higher threshold is provided under the articles of incorporation. Under NTT’s Articles of Incorporation, resolutions adopted by a majority vote of shareholders present are required for this purpose.

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

Corporate auditors are obligated to audit the execution by the directors of their duties and carry out an accounting audit. Corporate auditors must also examine the agenda and related documents to be submitted by the board of directors to a general meeting of shareholders and report their opinion at the general meeting of shareholders in respect of any violations of relevant laws or NTT’s Articles of Incorporation or other serious improprieties. Corporate auditors are required to attend and, if necessary, state their opinions at meetings of the board of directors, and, if the corporate auditors become aware of any violations or potential violations by the directors of relevant laws or NTT’s Articles of Incorporation that could result in significant harm to NTT, the corporate auditors have the right to demand that the directors discontinue the violation.

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

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

Employees

NTT and its consolidated subsidiaries had approximately 199,700 employees at March 31, 2007. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the “Union”), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Total Employees As of March 31,
	2005	2006	2007
Regional communications services	123,910	120,075	117,790
Long distance communications and international services	10,314	10,241	12,740
Wireless services	21,527	21,646	21,591
Data communications services	18,308	20,867	22,135
Other	27,427	26,284	25,477

Consolidated total	201,486	199,113	199,733

Share Ownership

As of March 31, 2007, the members of the board of directors of NTT as a group owned 210.54 Shares (less than 0.1% of outstanding Shares).

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister of Internal Affairs and Communications, also regulates the activities of NTT and certain of its subsidiaries and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See “Item 4—Information on the Company—Relationship with the Government.”

As of March 31, 2007, the Government owned 5,307,591.26 Shares or 33.72% of the issued Shares (38.4% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2007,
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	5,307,591.26	33.72	%*
Common stock	Directors and officers (10 persons)	210.54	—	**

*	38.41% of outstanding Shares.
**	Less than 0.1% of outstanding Shares.

On March 31, 2007, 102,332,200 ADSs (equivalent to 511,661 Shares, or 3.70% of the total number of Shares outstanding on that date) were outstanding and were held by 225 record holders of ADRs (including 217 record holders in the United States holding 102,331,444 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the periods ended March 31, 2007 and the related balances at March 31, 2006 and 2007 were as follows:

	Year ended March 31,
	2005	2006	2007	2007
	(millions of yen)			(millions of U.S. dollars)
Sales	¥33,449	¥28,049	¥34,083	$289
Purchases	¥226,496	¥217,339	¥195,272	$1,655
Receivables		¥23,084	¥5,791	$49
Payables		¥41,256	¥20,223	$171

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2005, 2006 and 2007 were ¥988 million, ¥935 million and ¥2,340 million ($20 million), respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2007, NTT West paid ¥0.6 million as office rental fee of Cyber Tekijuku Promotion Association, whose president, Michitomo Ueno, was a member of the board of directors of NTT West, and ¥13,822 million to purchase buildings previously leased from NTT Kosei-Nenkin-Kikin, whose president, Hiroo Unoura, who is a member of the board of directors of NTT West. NTT West also paid ¥0.7 million to support the policies of the Sports and Tourism Committee of the Kansai Association of Corporate Executives whose former co-chairperson, Shunzo Morishita, is also a member of the board of directors of NTT West.

In the fiscal year ended March 31, 2007, NTT DATA paid an annual fee of ¥3 million to Japan Electronic Payment Promotion Organization, whose chairman, Tomokazu Hamaguchi, is also a member of the board of directors of NTT DATA. Revenues from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2007. NTT DATA paid an annual fee of ¥3 million to Consortium for Software Engineering, whose president, Toru Yamashita, is also a member of the board of directors of NTT DATA. Revenues from Consortium for Software Engineering were ¥119 million for the fiscal year ended March 31, 2007.

ITEM 8—FINANCIAL INFORMATION

Consolidated Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-58.

Other Financial Information

Legal Proceedings

In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims including claims relating to contract matters, labor relations and intellectual property. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such proceedings, lawsuits and claims, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

In June 2001, The University of Texas and Hydro-Quebec brought a lawsuit in Texas state court against NTT. The plaintiffs’ claims are based on alleged misappropriation of trade secrets relating to lithium rechargeable-battery technology, and they seek damages and equitable relief. NTT denies any wrongdoing and liability, and vigorously defends against this lawsuit. The courts have determined that the trial will be by jury. The timing of the proceedings is uncertain.

Dividend Policy

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, dividend payout ratio and financial standing.

NTT intends to use internal funds for investments in new business opportunities and to strengthen its financial standing, while also taking steps to further improve the efficiency of its capital structure.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2007, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 1, 2007, stocks of 1,755 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2003	596,000	393,000	21,440.37	1,139.43	770.62	11,979.85	7,862.43
2004	592,000	400,000	19,749.40	1,179.23	773.10	11,770.65	7,607.88
2005	634,000	418,000	20,076.96	1,217.87	1,053.77	12,163.89	10,505.05
2006	594,000	422,000	24,448.52	1,728.16	1,109.19	17,059.66	10,825.39
2007	680,000	499,000	28,260.42	1,816.97	1,458.30	18,215.35	14,218.60
2006 Quarterly Periods
First Quarter	486,000	422,000	18,177.03	1,201.30	1,109.19	11,874.75	10,825.39
Second Quarter	593,000	471,000	23,108.10	1,428.13	1,177.61	13,617.24	11,565.99
Third Quarter	594,000	515,000	28,390.46	1,663.75	1,371.37	16,344.20	13,106.18
Fourth Quarter	575,000	498,000	28,162.46	1,728.16	1,572.11	17,059.66	15,341.18
2007 Quarterly Periods
First Quarter	582,000	499,000	33,686.47	1,783.72	1,458.30	17,563.37	14,218.60
Second Quarter	613,000	546,000	24,211.83	1,651.35	1,475.28	16,385.96	14,437.24
Third Quarter	640,000	556,000	25,527.53	1,681.07	1,532.95	17,225.83	15,725.94
Fourth Quarter	680,000	582,000	29,753.39	1,816.97	1,656.72	18,215.35	16,642.25
2007 Monthly Periods
January	637,000	597,000	23,596.79	1,738.61	1,656.72	17,507.40	16,838.17
February	680,000	601,000	36,381.95	1,816.97	1,716.28	18,215.35	17,292.32
March	635,000	582,000	29,326.38	1,741.94	1,662.71	17,521.96	16,642.25
April	638,000	592,000	23,607.50	1,739.01	1,682.49	17,743.76	17,028.41
May	623,000	550,000	36,045.86	1,755.68	1,693.25	17,875.75	17,274.98
June (through June 22)	573,000	531,000	38,194.94	1,789.38	1,745.92	18,240.30	17,732.77

On June 22, 2007, the last traded price of the Shares on the TSE was ¥554,000 per Share, and the closing TOPIX and Nikkei Stock Averages on that date were ¥1,777.99 and ¥18,188.63, respectively.

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

On March 31, 2007, 102,332,200 ADSs (equivalent to 511,661 Shares, or 3.70% of the total number of Shares outstanding on that date) were outstanding and were held by 225 record holders of ADRs (including 217 record holders in the United States holding 102,331,444 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2003	23.49	16.06	143,759
2004	28.37	16.63	143,680
2005	30.20	19.30	171,728
2006	25.97	19.85	212,332
2007	27.96	21.09	232,022
2006 Quarterly Periods
First quarter	22.55	19.85	181,344
Second quarter	25.97	20.86	157,181
Third quarter	25.48	21.89	215,668
Fourth quarter	25.00	21.25	297,861
2007 Quarterly Periods
First quarter	26.40	21.09	253,778
Second quarter	26.15	23.70	178,663
Third quarter	26.59	23.76	227,211
Fourth quarter	27.96	24.68	269,629
2007 Monthly Periods
January	26.38	24.68	278,605
February	27.96	25.34	275,584
March	26.66	24.74	256,327
April	26.74	24.83	211,335
May	25.94	22.85	531,386
June (through June 22)	23.26	22.07	489,544

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

(b)	the normal term of office of NTT’s Directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders held for the last fiscal year ending within one year from the election of the Directors to office; and

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

Distributions of Surplus may be made in cash or in kind (except for interim dividends which must be paid in cash) in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

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

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its Board of Directors. When a stock split is to be made, so long as the only type of NTT’s outstanding stock is its common stock, it may increase the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split by amending its Articles of Incorporation, which amendment may be made without approval by resolution of a general meeting of shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. Before a stock split, NTT must give public notice of the stock split specifying the record date not less than two weeks prior to such record date.

Fractional Shares

Under the Corporation Law, the fractional share system was abolished and, in principle, new fractional shares constituting one-hundredth of one share or any integral multiple thereof will no longer be issued. Fractional shares existing as of May 1, 2006, however, remain outstanding. Fractional shares do not carry voting rights but, under the Articles of Incorporation, they do have the right to receive dividends. No certificates representing fractional shares will be issued, and therefore fractional shares are not normally transferable. Holders of fractional shares are registered in the register of fractional shares. Registered holders of fractional shares may at any time require NTT to purchase such shares at the current market price. Under the Articles of Incorporation, a holder of fractional shares may require NTT to sell to such holder additional fractional shares sufficient to raise such holder’s holding to a full share at the current market price.

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

Voting Rights

A shareholder is entitled to one vote per share. However, in general, neither NTT nor any corporate or certain other entity one-quarter or more of the total voting rights of which are directly or indirectly held by NTT, has voting rights in respect of Shares held by NTT or such entity.

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its Directors and Statutory Auditors is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its Directors. The shareholders may exercise their voting rights in writing or through proxies; provided that the proxies are, in general, also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of NTT’s Statutory Auditor;

(vi)	exemption from a portion of liability of NTT’s Directors, Statutory Auditors or independent auditors;

(vii)	distribution of Surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company;

(xii)	dissolution, or merger or consolidation;

(xiii)	corporate split; and

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan).

However, under the Corporation Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above, and such matter may be decided by the Board of Directors, if it satisfies certain criteria prescribed by the Corporation Law as are necessary to determine that its impact is immaterial.

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s Board of Directors determines, subject to the limitations as to the issuance of new Shares at a “specially favorable” price mentioned in “—Voting Rights”. NTT’s Board of Directors may, however, determine that shareholders be given subscription rights to Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

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

Acquisition by NTT of the Shares

NTT may acquire Shares (i) by soliciting all its shareholders to offer to sell Shares held by them (in this case, certain terms of such acquisition, such as the total number of Shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and the acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of NTT’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of NTT’s subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to NTT’s Representative Director that such other shareholder be included as a seller in the proposed purchase; provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the Shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the Shares on the stock exchange or if the stock exchange is not open on such day, the price at which the Shares are first traded on such stock exchange thereafter) and (y) if the Shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the Shares under the agreement with respect to such tender offer on such day.

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

Whenever Shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with the MOF and the Minister 30 days prior to such transaction. Under certain circumstances, after a prior notification is filed, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

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

Reporting of Substantial Shareholdings

The Securities and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT’s voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than one-third of NTT’s total voting rights. In November 2001, the NTT Law was amended and relaxed restrictions limiting foreign ownership of NTT Shares from one-fifth of the total to one-third. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. As of February 28, 2007, foreign ownership of NTT’s Shares was 22.28%.

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

The rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder of Shares is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the Shares) to any corporate or individual shareholders (including those shareholders who are non-resident individuals or non-Japanese corporations), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009.

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

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Under current law, a maximum 15% U.S. tax rate is imposed on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADRs if such ADRs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADR holders and, therefore, dividends paid to an individual U.S. holder of ADRs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for the period that commences on January 1, 2003, and ends December 31, 2010. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation with respect to taxable years beginning on or before December 31, 2006, generally will be treated separately, together with other items of “passive income” (or in the case of certain holders, “financial services income”) for foreign tax credit limitation purposes. In the case of a U.S. non-corporate holder for whom the reduced 15% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The American Jobs Creation Act of 2004 (the “JOBS Act”), which was signed into law on October 22, 2004, reduced the income categories for purposes of determining a U.S. person’s foreign tax credit limitation with respect to taxable years beginning after December 31, 2006. Under the JOBS Act, most taxpayers will continue to treat dividends as “passive income,” however, taxpayers entitled to treat dividends as “financial services income” will generally be able to categorize such dividends as “general category income” which includes all income of the taxpayer other than passive source income.

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

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

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

Equity Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities included in marketable securities and other investments. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2007:

	2007
	Carrying amount	Fair value(1)
	(millions of yen)
Available-for sale securities	¥301,909	¥511,413
Held-to-maturity securities	¥21,255	¥21,256

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2007
	Carrying amount	Fair value(1)
	(millions of yen)
Due within 1 year	¥19,995	¥19,995
Due after 1 year through 5 years	1,060	1,061
Due after 5 years through 10 years	200	200
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Amounts of NTT Group’s financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2007.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2007.

The information is presented in Japanese yen equivalents, which is NTT Group’s reporting currency. The instruments’ actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2008	2009	2010	2011	2012	Thereafter	Total
		Millions of Yen
Long-term debt including
Current portion
Japanese yen bonds:	1.5%	¥(374,505)	¥(339,043)	¥(292,853)	¥(483,241)	¥(404,221)	¥(459,801)	¥(2,353,664)	¥(2,387,243)
U.S. dollar bonds:	5.8%	(140,343)	0	0	0	0	0	(140,343)	(140,076)
Swiss franc bonds:	2.1%	0	0	0	0	0	(78,281)	(78,281)	(75,258)
Euro bonds:	4.1%	0	0	0	0	(79,415)	0	(79,415)	(80,514)
Borrowings from banks—
Japanese yen loans:	1.4%	(308,764)	(305,445)	(287,991)	(240,128)	(168,127)	(348,893)	(1,659,348)	(1,680,513)
U.S. dollar loans:	5.6%	(13,437)	(14,520)	(222)	(590)	(1,630)	(4,887)	(35,286)	(39,277)
GBP loans:	5.6%	(614)	(121)	(698)	0	0	0	(1,433)	(1,570)
Euro loans:	4.0%	(177)	0	(263)	0	0	0	(440)	(469)

Subtotal		(837,840)	(659,129)	(582,027)	(723,959)	(653,393)	(891,862)	(4,348,210)	(4,404,920)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		(12,757)	(116)	(97)	(384)	12,824	2,061	1,531	1,531

Total		¥(850,597)	¥(659,245)	¥(582,124)	¥(724,343)	¥(640,569)	¥(889,801)	¥(4,346,679)	¥(4,403,389)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2008	2009	2010	2011	2012	Thereafter
	Millions of Yen
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥128,225	¥105,225	¥99,000	¥53,000	¥31,000	¥9,000	¥(349)
Average pay rate	1.0%	1.2%	1.2%	1.4%	1.4%	1.7%
Average receive rate	0.8%	0.8%	0.8%	0.8%	0.8%	1.2%
Fixed to Floating (Japanese yen)	¥241,800	¥241,800	¥241,800	¥241,800	¥171,800	¥6,000	¥780
Average pay rate	0.9%	0.9%	0.9%	0.9%	0.9%	0.6%
Average receive rate	1.5%	1.5%	1.5%	1.5%	1.5%	1.1%
Floating to Floating (Japanese yen)	¥21,000	¥21,000	¥21,000	¥21,000	¥21,000	¥0	¥119
Average pay rate	0.6%	0.6%	0.6%	0.6%	0.6%	0.0%
Average receive rate	1.0%	1.0%	1.0%	1.0%	1.0%	0.0%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Control and Procedure. NTT Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those NTT Group maintains with respect to its consolidated subsidiaries.

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2007. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2007, to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s report on internal control over financial reporting. The management of NTT is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. NTT’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2007. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2007, NTT’s internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, MISUZU PricewaterhouseCoopers, has issued an audit report on management’s assessment of NTT’s internal control over financial reporting, which is included herein.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of audit has determined that Mr. Shigeru Iwamoto and Mr. Susumu Fukuzawa are financial experts meeting the requirements of Item 16A. Mr. Shigeru Iwamoto is independent under applicable Japanese rules relating to the composition of boards of audit.

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT hereby undertakes to provide without any charge a copy of the code to any person upon request. Any such request should be made to Investor Relations in Finance and Accounting Department (Address: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan /Phone number: 81-3-5205-5581).

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor for the fiscal year ended March 31, 2007 and prior years was MISUZU PricewaterhouseCoopers (formerly ChuoAoyama PricewaterhouseCoopers) (“MISUZU”). KPMG AZSA & Co. (“KPMG”) is an auditor of certain of NTT’s principal subsidiaries.

Effective as of the ordinary general meeting of NTT’s shareholders on June 28, 2007, MISUZU resigned as NTT’s principal auditor. NTT appointed KPMG as its new principal auditor for the fiscal year ending March 31, 2008 and thereafter.

The aggregate fees billed for each of the fiscal years ended March 31, 2006 and March 31, 2007 for professional services rendered to NTT and its subsidiaries by MISUZU and its affiliates are as follows:

	Years ended March 31,
	2007	2006
	(in millions of yen)
Audit Fees	¥942	¥707
Audit-Related Fees	—	—
Tax Fees	17	20
All Other Fees	15	23

Total Fees	¥975	¥750

The aggregate fees billed for each of the fiscal years ended March 31, 2006 and March 31, 2007 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:
	Years ended March 31,
	2007	2006
	(in millions of yen)
Audit Fees	¥1,455	¥809
Audit-Related Fees	—	—
Tax Fees	62	77
All Other Fees	—	0

Total Fees	¥1,517	¥886

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

Pre-approval Policies and Procedures that were approved by the Company’s Board of Directors and the Board of Audit

Any contract of NTT and/or its subsidiaries with MISUZU and/or KPMG and their respective affiliates must be approved by NTT’s board of directors and the board of audit before the engagement of the relevant accountants. With respect to tax returns and services related thereto in connection with interfacing with the tax authorities, NTT’s board of directors and the board of audit have pre-approved NTT and/or its subsidiaries entering into contracts for specific services with MISUZU and/or KPMG, and NTT’s board of directors and the board of audit are to be informed of each such service. Following the resignation of MISUZU as NTT’s principal auditor, the pre-approval policy was amended to provide that only KPMG contracts need to be pre-approved.

All of the services provided by each of MISUZU and KPMG and each of their respective affiliates were approved by NTT’s board of directors and the board of audit pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units Purchased) See(1) and(2)	(b) Average Price Paid per Share (or Units)	(c) Total Numbers of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2006 to April 30, 2006	74.64	¥508,953	0	133,257
May 1, 2006 to May 31, 2006	59.14	¥542,336	0	133,257
June 1, 2006 to June 30, 2006	42.97	¥547,759	0	133,257
July 1, 2006 to July 31, 2006	210.68	¥569,362	0	0
August 1, 2006 to August 31, 2006	162.19	¥584,818	0	0
September 1, 2006 to September 30, 2006	100.18	¥579,541	0	0
October 1, 2006 to October 31, 2006	6,730.04	¥618,395	0	0
November 1, 2006 to November 30, 2006	986.31	¥586,918	0	0
December 1, 2006 to December 31, 2006	585.69	¥589,836	0	0
January 1, 2007 to January 31, 2007	298.32	¥604,423	0	0
February 1, 2007 to February 28, 2007	189.72	¥640,105	0	0
March 1, 2007 to March 31, 2007	85.94	¥612,917	0	0

(1)	On June 28, 2005, NTT’s shareholders approved the repurchase of up to 1,250,000 shares of NTT’s common stock at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting, until the next ordinary general meeting of shareholders in 2006. On June 28, 2006, NTT’s shareholders authorized the repurchase by NTT of its own Shares based on a resolution of the Board of Directors.
(2)	Shares purchased consist of the repurchase of 9,525.82 fractional shares from April 1, 2006 to March 31, 2007.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2006 and 2007, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2005, 2006 and 2007 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-58.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2006)

1.2	Amended Share Handling Regulations of NTT (English translation thereof)

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2006)

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

14.1	Consent of Independent Registered Public Accounting Firm.

14.2	Consent of Independent Registered Public Accounting Firm.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ SATOSHI MIURA
Satoshi Miura President Chief Executive Officer

Date: June 29, 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nippon Telegraph and Telephone Corporation

(Nippon Denshin Denwa Kabushiki Kaisha)

We have completed an integrated audit of Nippon Telegraph and Telephone Corporation’s March 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 2006 and March 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the reports of other auditors, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, based on our audits and the report of other auditors, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements and financial statement schedule of NTT DoCoMo, Inc., a 63.4% owned subsidiary, which statements reflect total assets of ¥6,116,215 million ($51,832 million) and ¥6,365,257 million as of March 31, 2007 and 2006, respectively, and total revenues of ¥4,788,093 million ($40,577 million), ¥4,765,872 million and ¥4,844,610 million for each of the three years in the period ended March 31, 2007. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for NTT DoCoMo, Inc., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, based on our audit and the report of other auditors, management’s assessment, included in Management’s report on internal control over financial reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of NTT DoCoMo, Inc. as of March 31, 2007. The effectiveness of NTT DoCoMo, Inc.’s internal control over financial reporting as of March 31, 2007 was audited by other auditors whose report has been furnished to us, and our opinions expressed herein, insofar as they relate to the effectiveness of NTT DoCoMo, Inc.’s internal control over financial reporting, are based solely on the report of the other auditors. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MISUZU PricewaterhouseCoopers

Tokyo, Japan

June 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the accompanying consolidated balance sheets of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NTT DoCoMo, Inc.’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited management’s assessment, included in the accompanying management’s report on internal control over financial reporting, that NTT DoCoMo, Inc. maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NTT DoCoMo, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that NTT DoCoMo, Inc. maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, NTT DoCoMo, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated June 19, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 19, 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	¥1,410,837	¥796,255	$6,748
Short-term investments	55,957	111,901	948
Notes and accounts receivable, trade (Note 4)	1,792,948	2,102,435	17,817
Allowance for doubtful accounts	(32,011)	(31,297)	(265)
Inventories (Note 6)	391,603	309,097	2,620
Prepaid expenses and other current assets	351,523	341,243	2,892
Deferred income taxes (Note 13)	283,431	261,534	2,216

Total current assets	4,254,288	3,891,168	32,976

Property, plant and equipment (Notes 2, 7 and 17):
Telecommunications equipment	14,333,400	14,639,792	124,066
Telecommunications service lines	13,137,613	13,442,566	113,920
Buildings and structures	5,688,344	5,730,034	48,560
Machinery, vessels and tools	1,889,322	1,864,159	15,798
Land	864,518	877,009	7,432
Construction in progress	290,361	289,447	2,453

	36,203,558	36,843,007	312,229
Accumulated depreciation	(25,767,653)	(26,419,195)	(223,892)

Net property, plant and equipment	10,435,905	10,423,812	88,337

Investments and other assets:
Investments in affiliated companies (Notes 2, 8 and 22)	280,533	273,951	2,322
Marketable securities and other investments (Notes 8 and 9)	601,701	509,798	4,320
Goodwill, net (Notes 10 and 19)	346,919	387,066	3,280
Other intangibles, net (Notes 10 and 12)	1,323,695	1,329,714	11,269
Other assets (Notes 11 and 12)	695,010	776,270	6,579
Deferred income taxes (Note 13)	948,144	773,996	6,559

Total investments and other assets	4,196,002	4,050,795	34,329

Total assets	¥18,886,195	¥18,365,775	$155,642

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 11)	¥480,406	¥414,290	$3,511
Current portion of long-term debt (Notes 11 and 21)	794,438	837,840	7,100
Accounts payable, trade (Note 4)	1,524,746	1,446,681	12,260
Accrued payroll	486,234	486,108	4,120
Accrued interest	17,395	14,602	124
Accrued taxes on income	215,459	108,556	920
Accrued consumption tax	26,656	45,808	388
Advances received	62,486	47,412	402
Other (Note 13)	364,809	329,516	2,792

Total current liabilities	3,972,629	3,730,813	31,617

Long-term liabilities:
Long-term debt (Notes 11 and 21)	3,916,087	3,510,370	29,749
Obligations under capital leases (Note 17)	127,780	96,231	815
Liability for employees’ retirement benefits (Note 12)	1,684,741	1,534,993	13,008
Other (Note 13)	552,281	468,774	3,973

Total long-term liabilities	6,280,889	5,610,368	47,545

Minority interest in consolidated subsidiaries	1,853,151	1,851,984	15,695

Shareholders’ equity (Note 15):
Common stock, no par value—
Authorized— 61,929,209 shares in 2006 and 2007
Issued—15,741,209 shares in 2006 and 2007	937,950	937,950	7,949
Additional paid-in capital (Note 19)	2,843,108	2,844,103	24,103
Retained earnings (Notes 8 and 15)	3,747,265	4,127,421	34,978
Accumulated other comprehensive income (loss) (Notes 9, 12, 15 and 21)	158,291	172,558	1,462
Treasury stock, at cost (Note 15)—1,919,356 shares in 2006 and 1,921,540 shares in 2007	(907,088)	(909,422)	(7,707)

Total shareholder’s equity	6,779,526	7,172,610	60,785

Commitments and contingent liabilities (Note 22)
Total liabilities and shareholder’s equity	¥18,886,195	¥18,365,775	$155,642

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice related services	¥3,578,092	¥3,382,720	¥3,113,549	$26,386
Mobile voice related services	3,216,107	3,125,780	3,021,263	25,604
IP / packet communications services	1,772,737	1,953,251	2,247,948	19,050
Sale of telecommunication equipment	688,083	592,220	583,349	4,944
System integration	910,273	976,582	1,092,738	9,260
Other	640,576	710,583	701,703	5,947

	10,805,868	10,741,136	10,760,550	91,191

Operating expenses (Notes 4 and 18):
Cost of services (exclusive of items shown separately below)	2,349,151	2,297,264	2,325,712	19,709
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,260,252	1,236,482	1,333,237	11,299
Cost of system integration (exclusive of items shown separately below)	592,035	629,690	737,271	6,248
Depreciation and amortization (Note 10)	2,141,720	2,110,920	2,097,327	17,774
Impairment loss (Note 7)	44,310	6,136	3,620	31
Selling, general and administrative expenses (Note 18)	3,207,199	3,269,944	3,140,587	26,615
Write-down of goodwill and other intangible assets (Note 10)	—	—	15,781	134

	9,594,667	9,550,436	9,653,535	81,810

Operating income	1,211,201	1,190,700	1,107,015	9,381

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(93,966)	(75,782)	(69,533)	(589)
Interest income	26,288	28,842	27,088	230
Gains on sales of subsidiary stock (Note 19)	26,984	708	—	—
Gains on sales of investments in affiliated company (Note 8)	508,492	61,962	86	1
Gains on sales of marketable securities and other investments (Note 9)	3,968	47,770	1,821	15
Other, net (Note 21)	40,345	51,663	71,524	606

	512,111	115,163	30,986	263

Income (loss) before income taxes	1,723,312	1,305,863	1,138,001	9,644

Income tax expense (benefit) (Note 13):
Current	233,060	333,778	298,177	2,527
Deferred	480,858	208,429	170,092	1,441

	713,918	542,207	468,269	3,968

Income (loss) before minority interest, equity in earnings (losses) of affiliated companies	1,009,394	763,656	669,732	5,676
Minority interest in consolidated subsidiaries	(290,225)	(246,396)	(195,926)	(1,660)
Equity in earnings (losses) of affiliated companies (Note 8)	(8,985)	(18,575)	3,101	26

Net income (loss)	¥710,184	¥498,685	¥476,907	$4,042

	2005	2006	2007	2007
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock:
Weighted average number of shares outstanding	15,475,366.20	14,315,049.28	13,820,769.16
Net income (loss)	¥45,891.26	¥34,836.42	¥34,506.55	$292.43
Cash dividends paid	¥6,000.00	¥6,000.00	¥8,000.00	$67.80

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$7,949

At end of year	937,950	937,950	937,950	7,949

Additional paid-in capital (Note 19):
At beginning of year	2,722,092	2,799,828	2,843,108	24,094
Change in interest of investee	77,736	43,280	—	—
Other	—	—	995	9

At end of year	2,799,828	2,843,108	2,844,103	24,103

Retained earnings (Notes 8 and 15):
At beginning of year	2,710,805	3,334,866	3,747,265	31,756
Cash dividends	(86,575)	(86,286)	(96,751)	(820)
Net income (loss)	710,184	498,685	476,907	4,042
Other	452	—	—	—

At end of year	3,334,866	3,747,265	4,127,421	34,978

Accumulated comprehensive income (loss) (Notes 9, 12, 15 and 21):
At beginning of year	27,129	63,066	158,291	1,341
Other comprehensive income (loss)	35,937	95,225	(6,113)	(52)
Adjustment to initially apply SFAS No.158	—	—	20,380	173

At end of year	63,066	158,291	172,558	1,462

Treasury stock, at cost (Note 15)
At beginning of year	(4)	(367,107)	(907,088)	(7,687)
Net change in treasury stock	(367,103)	(539,981)	(2,334)	(20)

At end of year	(367,107)	(907,088)	(909,422)	(7,707)

Shareholders’ equity at end of year	¥6,768,603	¥6,779,526	¥7,172,610	$60,785

Summary of total comprehensive income (loss)
Net income (loss)	¥710,184	¥498,685	¥476,907	$4,042
Other comprehensive income (loss) (Notes 9, 12, 15 and 21)	35,937	95,225	(6,113)	(52)

Comprehensive income (loss)	¥746,121	¥593,910	¥470,794	$3,990

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss)	¥710,184	¥498,685	¥476,907	$4,042
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 10)	2,141,720	2,110,920	2,097,327	17,774
Impairment loss (Note 7)	44,310	6,136	3,620	31
Deferred taxes (Note 13)	480,858	208,429	170,092	1,441
Minority interest in consolidated subsidiaries	290,225	246,396	195,926	1,660
Write-down of goodwill and other intangible assets (Note 10)	—	—	15,781	134
Loss on disposal of property, plant and equipment	186,674	140,990	136,167	1,154
Gains on sales of subsidiary stock (Note 19)	(26,984)	(708)	—	—
Gains on sales of investments in affiliated company (Note 8)	(508,492)	(61,962)	(86)	(1)
Gains on sales of marketable securities and other investments (Note 9)	(3,968)	(47,770)	(1,821)	(15)
Equity in (earnings) losses of affiliated companies (Note 8)	8,985	18,575	(3,101)	(26)
(Increase) decrease in notes and accounts receivable, trade	(37,130)	56,589	(280,524)	(2,377)
(Increase) decrease in inventories (Note 6)	(46,771)	(106,228)	83,975	712
(Increase) decrease in other current assets	(66,897)	103,014	42,160	357
Increase (decrease) in accounts payable, trade and accrued payroll	29,595	33,174	(76,918)	(652)
Increase (decrease) in accrued consumption tax	(35,483)	10,435	18,689	158
Increase (decrease) in accrued interest	(782)	(1,104)	(2,387)	(20)
Increase (decrease) in advances received	8,292	(5,442)	(15,042)	(128)
Increase (decrease) in accrued taxes on income	(231,037)	99,875	(107,406)	(910)
Increase (decrease) in other current liabilities	65,114	77,618	(38,334)	(325)
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	(95,606)	(105,616)	(116,380)	(986)
Increase (decrease) in other long-term liabilities	(49,903)	24,719	(63,181)	(536)
Other	(33,091)	(63,829)	(174,175)	(1,476)

Net cash provided by operating activities	¥2,829,813	¥3,242,896	¥2,361,289	$20,011

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,610,991)	¥(1,696,348)	¥(1,608,505)	$(13,631)
Proceeds from sale of property, plant and equipment	54,095	46,877	82,035	695
Payments for purchase of non-current investments	(195,892)	(273,202)	(72,146)	(612)
Proceeds from sale and redemption of non-current investments (Notes 8, 9 and 19)	776,369	58,565	71,253	604
Payments for purchase of short-term investments	(361,850)	(253,144)	(8,381)	(71)
Proceeds from redemption of short-term investments	113,576	503,334	4,632	39
Acquisition of intangibles and other assets	(543,668)	(463,344)	(619,878)	(5,253)

Net cash used in investing activities	(1,768,361)	(2,077,262)	(2,150,990)	(18,229)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 11)	343,814	412,608	477,517	4,047
Payments for settlement of long-term debt (Note 11)	(893,682)	(799,749)	(854,825)	(7,244)
Dividends paid	(86,575)	(86,286)	(96,751)	(820)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 15)	(367,103)	(539,981)	(1,339)	(11)
Acquisition of treasury stocks by subsidiary (Note 19)	(105,363)	(46,321)	(157,656)	(1,336)
Net increase (decrease) in short-term borrowings and other	(3,054)	(80,174)	(198,776)	(1,685)

Net cash provided by (used in) financing activities	(1,111,963)	(1,139,903)	(831,830)	(7,049)

Effect of exchange rate changes on cash and cash equivalents	1,049	3,147	6,949	59

Net increase (decrease) in cash and cash equivalents	(49,462)	28,878	(614,582)	(5,208)
Cash and cash equivalents at beginning of year	1,431,421	1,381,959	1,410,837	11,956

Cash and cash equivalents at end of year (Note 5)	¥1,381,959	¥1,410,837	¥796,255	$6,748

Cash paid during the year for:
Interest	¥94,129	¥75,688	¥71,761	$608
Income taxes, net	581,940	170,883	418,936	3,550
Noncash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	—	—
Capital lease obligations incurred during the year	18,522	21,583	17,034	144

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services, PHS services, Quickcast services, etc., and incidental services), principally operated by NTT DoCoMo, Inc. (“NTT DoCoMo”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business ceased accepting new applications for Quickcast services as of June 30, 2004 and terminated Quickcast services as of March 31, 2007. NTT’s mobile communications business also ceased accepting new applications for PHS services as of April 30, 2005 and announced to plan to terminate PHS services as of January 7, 2008.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 33.7% as of March 31, 2007. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

2.    Summary of significant accounting policies:

NTT and its consolidated subsidiaries in Japan maintain their records and prepare their financial statements in accordance with the Japanese Corporation Law by applying accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those countries of their domicile. NTT, as a regulated company, also follows the NTT Law and other related accounting regulations for preparing such financial statements.

The accompanying consolidated financial statements incorporate certain adjustments and reclassifications to conform with accounting principles generally accepted in the United States of America.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

(1)    Application of New Accounting Standards

Inventory costs—

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment—

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions—

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets—

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets—an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections—

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS 154 did not have an impact on the results of operations or financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS 154 to any future accounting changes and error corrections.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—

Effective March 31, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 amends Statement of Financial Accounting Standards No. 87, 88, 106 and 132(R) and requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a plan in the year that the changes occur with the changes reported in comprehensive income. The adoption of SFAS 158 did not have an impact on the results of operations; however it had an impact on the financial position of NTT Group, which is mainly reflected as a decrease of “Liabilities for employees’ retirement benefits” amounting to ¥30,080 million and an increase in “Accumulated other comprehensive income (loss)” amounting to ¥20,380 million (net of tax). Further explanation is provided in Note 12.

Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements—

Effective March 31, 2007, NTT Group adopted Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The adoption of SAB 108 did not have any impact on the results of operations or financial position of NTT Group. NTT Group will determine the materiality of misstatements in financial statements in accordance with the provisions of SAB 108.

(2)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have become consolidated in accordance with FASB revised Interpretation No.46 (“FIN 46-R”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” All significant intercompany transactions and accounts are eliminated in consolidation.

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

Under APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When subsidiaries or affiliated companies issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest occurred, NTT records gains and losses arising from these transactions in equity.

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

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges had been recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group had introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group had then introduced an arrangement which enables the unused allowances offered in and after December 2004 that was carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred all the revenues based on the portion of unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or data transmissions, similar to the way airtime revenues are recognized, or as allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

Within revenues from mobile voice related services, non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers and comprise labor cost and subcontractors’s cost, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DoCoMo disposed of obsolete handsets during the years ended March 31, 2005, 2006 and 2007 totaling ¥12,047 million, ¥18,883 million and ¥21,353 million ($181 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥94,807 million, ¥77,590 million and ¥71,010 million ($602 million), of which ¥841million, ¥1,808 million and ¥1,477 million ($13 million) were capitalized for the years ended March 31, 2005, 2006 and 2007, respectively.

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

Comprehensive income—

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments, pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders’ equity and its components in Note 15.

Variable Interest Entities (VIEs)—

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥26 billion and ¥32 billion ($271 million) as of March 31, 2006 and 2007, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥48 billion and ¥42 billion ($356 million) as of March 31, 2006 and 2007, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above, a VIE with assets totaling approximately ¥96 billion and ¥95 billion ($805 million) as of March 31, 2006 and 2007, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥16 billion and ¥7.1 billion ($60 million) as of March 31, 2006 and 2007, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥40 billion and ¥44 billion ($373 million) as of March 31, 2006 and 2007, respectively.

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

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should occur. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the obligations related to future employee services to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. In April 2007, NTT Kosei-Nenkin-Kikin applied for permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

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

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective during fiscal years beginning after September 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 156 will not have an impact on the results of operations or financial position of NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. Management does not believe that the adoption of FIN 48 will have a material impact on the results of operations or financial position of NTT Group.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. The adoption of SFAS 157 will not have a material impact on the results of operations or financial position of NTT Group.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. NTT is currently evaluating the impact of adoption of SFAS 159 on its results of operations and financial position.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the year ended March 31, 2007.

3.    U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥118 = US$1, the approximate current rate at March 31, 2007, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with affiliated companies for each of the three years in the period ended March 31, 2007 and the related balances at March 31, 2006 and 2007 were as follows:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥33,449	¥28,049	¥34,083	$289

Operating expenses	¥226,496	¥217,339	¥195,272	$1,655

Receivables		¥23,084	¥5,791	$49

Payables		¥41,256	¥20,223	$171

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2005, 2006 and 2007 were ¥988 million, ¥935 million and ¥2,340 million ($20 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2006 and 2007 comprised the following:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Cash	¥889,637	¥550,371	$4,664
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	9,997	—	—
Time deposits, certificates of deposit and other	511,203	245,884	2,084

Total	¥1,410,837	¥796,255	$6,748

Certificates of deposit, commercial paper and securities, including marketable bonds of the Japanese Government, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

6.    Inventories:

Inventories at March 31, 2006 and 2007 comprised the following:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Telecommunications equipment to be sold and materials	¥254,910	¥165,867	$1,406
Projects in progress	108,491	112,111	950
Supplies	28,202	31,119	263

Total	¥391,603	¥309,097	$2,619

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Impairment of long-lived assets:

Impairment of PHS business assets—

As a result of the revised business outlook for its PHS business, NTT Group evaluated the recoverability of its long-lived assets of its PHS business in accordance with SFAS No. 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, NTT Group used future discounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because NTT Group estimated that future cash flows from the PHS business would be negative, NTT Group wrote-down the entire carrying value of its long-lived assets related to the PHS business and recognized a non-cash impairment loss of long-lived assets included in the mobile communications business segment of ¥44,310 million for the year ended March 31, 2005. NTT Group also wrote-down the entire carrying value of long-lived assets related to the PHS business which NTT Group acquired during the year ended March 31, 2006 and 2007. Therefore, NTT Group recognized an impairment loss of long-lived assets included in the mobile communications business segment of ¥1,071 million and ¥1,216 million ($10 million) for the year ended March 31, 2006 and 2007, respectively. The impairment losses are recorded in “Impairment loss” in the consolidated statements of income.

8.    Investments in affiliated companies:

AT&T Wireless Services, Inc.—

In February 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), a wireless telecommunications service provider in the United States of America, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), another wireless telecommunications service provider in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T Wireless shall be converted into $15 per share in cash. On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, NTT DoCoMo transferred all of its AT&T Wireless shares to Cingular, and NTT DoCoMo received approximately $6,495 million (equivalent to approximately ¥699,514 million) in cash. NTT Group ceased to account for AT&T Wireless under the equity method. NTT Group recognized a gain of ¥501,781 million on the transaction and recorded as gain on sale of affiliate shares for the year ended March 31, 2005. The gain on sale of affiliate shares included reclassification of unrealized holding losses on securities of ¥144 million, net revaluation of financial instruments of ¥461 million and foreign currency translation adjustment of ¥64,564 million.

Hutchison 3G UK Holdings Limited—

On May 27, 2004, NTT DoCoMo agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo was to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer had the ability to exercise significant influence over H3G UK, NTT Group ceased to account for its investment in H3G UK using the equity method.

During the year ended March 31, 2005, NTT DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares was completed.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 9, 2005, NTT DoCoMo received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. As a result of the transaction, NTT recorded “Gains on sales of investments in affiliated company” of ¥61,962 million, including reclassification of foreign currency translation of ¥38,174 million, in the consolidated statement of income for the year ended March 31, 2006.

As part of the Sale and Purchase Agreement, the £200 million shareholder loan provided by NTT DoCoMo to H3G UK in May 2003 was transferred for value to Hutchison Europe Telecommunications S.à r.l., a HWL subsidiary company, on May 27, 2004 and the payment was completed.

Sumitomo Mitsui Card Co., Ltd.—

NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transactions services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million, including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, NTT Group has accounted for its investment in Sumitomo Mitsui Card using the equity method.

Impairment—

NTT Group reviews the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary on a regular basis. As a result of such evaluations, NTT Group recorded an impairment charge for its investment in Hutchison Telephone Company Limited, a mobile operator in Hong Kong, of ¥8,612 million for the year ended March 31, 2005 and also recorded an impairment charge for its investment in JSAT Corporation, a satellite operator, of ¥19,379 million for the year ended March 31, 2006. The impairment charges are included with equity in earnings (losses) of affiliated companies in the consolidated statements of income.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥15,247 million, ¥20,277 million and ¥22,051 million ($187 million) as of March 31, 2005, 2006 and 2007, respectively.

NTT’s total investment in affiliated publicly-held companies was ¥50,759 million ($430 million) as of March 31, 2007 and based on quoted market prices at that date, the related market value was ¥74,067 million ($628 million).

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2006 and 2007 were greater by ¥101,709 million and by ¥102,088 million ($865 million) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2006 and 2007 are as follows:

	March 31, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥90,445	¥232,146	¥108	¥322,483
Debt securities	152,483	1	515	151,969
Held-to-maturity:
Debt securities	1,569	3	2	1,570

Total	¥244,497	¥232,150	¥625	¥476,022

	March 31, 2007
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥198,259	¥211,468	¥1,839	¥407,888
Debt securities	103,650	27	152	103,525
Held-to-maturity:
Debt securities	1,260	1	—	1,261

Total	¥303,169	¥211,496	¥1,991	¥512,674

	March 31, 2007
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$1,680	$1,792	$15	$3,457
Debt securities	878	0	1	877
Held-to-maturity:
Debt securities	11	0	—	11

Total	$2,569	$1,792	$16	$4,345

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2007 are as follows:

	March 31, 2006
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥1,314	¥96	¥65	¥12
Debt securities	150,542	515	—	—
Held-to-maturity:
Debt securities	200	2	—	—
Cost method investments:	2,105	395	4,336	6,363

	March 31, 2007
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥6,993	¥1,614	¥570	¥225
Debt securities	585	5	99,984	147
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	345	261	6,322	4,781

	March 31, 2007
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$59	$14	$5	$2
Debt securities	5	0	847	1
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	3	2	54	41

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥227,878 million and ¥136,789 million ($1,159 million) at March 31, 2006 and 2007, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥133,144 million and ¥101,430 million ($860 million) of these securities for impairment at March 31, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2007, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects. As of March 31, 2006 and 2007, the amounts of equity securities carried at cost due to restriction of stock sale by contractual requirements were ¥136,407 million and ¥68,658 million ($582 million), respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2007 are as follows:

	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2007
	Millions of yen			Millions of U.S. dollars
Proceeds	¥12,546	¥25,446	¥4,754	$40
Gross realized gain	7,420	48,612	2,232	19
Gross realized loss	60	802	411	3

The amounts of net income reclassified out of accumulated other comprehensive income (loss) into earnings for the years ended March 31, 2005, 2006 and 2007 were ¥1,775 million, ¥4,221 million and ¥5,546 million ($47 million), respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2006 and 2007 are as follows:

	2006
	Carrying amounts	Fair Value
	Millions of yen
Due within 1 year	¥507	¥505
Due after 1 year through 5 years	1,062	1,065
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥1,569	¥1,570

	2007		2007
	Carrying amounts	Fair Value	Carrying amounts	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥—	¥—	$—	$—
Due after 1 year through 5 years	1,060	1,061	9	9
Due after 5 years through 10 years	200	200	2	2
Due after 10 years	—	—	—	—

Total	¥1,260	¥1,261	$11	$11

On October 24, 2005, NTT DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). The i-mode license agreement between NTT DoCoMo and KPN Mobile will be maintained.

Under the agreement, NTT DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and know how and has paid cash of €5 million (¥692 million) to NTT DoCoMo. As a result of the agreement, NTT Group recognized a gain on the transfer of these KPN Mobile shares of ¥40,030 million, which included the reclassification of related foreign currency translation gains of ¥25,635 million, as “Gains on sales of marketable securities and other investments” in the consolidated statement of income for the year ended March 31, 2006. NTT Group also recognized a non-cash expense of ¥14,062 million in the consolidated statement of income at that time for the excess of the then fair value of KPN Mobile shares transferred over the actual cash received, which NTT DoCoMo regarded as the consideration for the benefits from the arrangement, for the year ended March 31, 2006.

10.    Goodwill and other intangible assets:

Goodwill—

In September 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition was recorded as a purchase business combination. NTT recognized the excess of the acquisition cost of Verio over the fair value of its net assets estimated at date of acquisition as goodwill in the consolidated balance sheets.

NTT performed the annual impairment test and recorded an impairment loss of ¥13,112 million ($111 million), included in “Write-down of goodwill and other intangible assets” in the consolidated statement of income for the year ended March 31, 2007.

The amount of goodwill included in the long distance and international communications business segment is mainly related to the acquisition of Verio.

For the year ended March 31, 2006 and 2007, NTT recorded goodwill of ¥12,543 million and ¥46,910 million ($398 million), respectively, in connection with NTT DoCoMo’s share repurchase program. Further explanation is given in Note 19.

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2006 and 2007 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of yen
Balance at March 31, 2006	¥68,327	¥271,684	¥6,908	¥346,919
Goodwill acquired during year	—	53,570	703	54,273
Impairment losses	(13,112)	—	(2,669)	(15,781)
Foreign currency translation adjustments	1,581	67	7	1,655

Balance at March 31, 2007	¥56,796	¥325,321	¥4,949	¥387,066

	2007
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of U.S. dollars
Balance at March 31, 2006	$579	$2,302	$59	$2,940
Goodwill acquired during year	—	454	6	460
Impairment losses	(111)	—	(23)	(134)
Foreign currency translation adjustments	13	1	0	14

Balance at March 31, 2007	$481	$2,757	$42	$3,280

Other intangible assets—

NTT Group has no intangible assets with indefinite lives. Intangible assets subject to amortization are comprised of the following:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Computer software	¥3,975,994	¥4,197,904	$35,575
Rights to use utility facilities	330,188	329,542	2,793
Other	97,288	102,078	865
Accumulated amortization	(3,079,775)	(3,299,810)	(27,964)

Total	¥1,323,695	¥1,329,714	$11,269

In above table, the net carrying amounts of computer software as of March 31, 2006 and 2007 are ¥1,196,823 million and ¥1,212,296 million ($10,274 million), respectively.

The aggregate amortization expense for intangible assets for the years ended March 31, 2005, 2006 and 2007 were ¥437,399 million, ¥556,003 million and ¥634,519 million ($5,377 million), respectively.

Computer software is recorded at cost and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

straight-line basis over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging seven years.

The estimated aggregate amortization expenses for intangible assets during each of the five years in the period ending March 31, 2012 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥388,807	$3,295
2009	332,444	2,817
2010	258,724	2,193
2011	187,497	1,589
2012	92,074	780

11.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2006 and 2007 comprised the following:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term bank loans bearing interest at weighted average rates of 0.23% and 0.69% per annum at March 31, 2006 and 2007, respectively	¥198,406	¥188,964	$1,601
Commercial paper bearing interest at weighted average rates of 0.09% and 0.67% per annum at March 31, 2006 and 2007, respectively	282,000	223,910	1,898

Borrowing denominated in U.S. dollar:
Unsecured short-term bank loan bearing interest of 5.42% per annum at March 31, 2007	—	1,416	12

	¥480,406	¥414,290	$3,511

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2006 and 2007 comprised the following:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.32% – 3.30% coupon bonds due 2007 – 2016	¥2,203,302	¥2,017,767	$17,100
2.50% Euro yen notes due 2007	109,500	100,000	847
0.81% – 0.93% floating rate domestic bonds due 2011	234,382	236,659	2,006
Secured indebtedness to banks—
2.00% (weighted average) loans due 2008 – 2019	1,460	1,352	11
Unsecured indebtedness to banks—
1.47% (weighted average) loans due 2007 – 2026	1,514,135	1,494,003	12,661
0.85% (weighted average) floating rate loans due 2007 – 2016	200,446	163,993	1,390

	4,263,225	4,013,774	34,015

Debt denominated in foreign currencies:
3.50% – 6.00% U.S. dollar notes due 2008	130,217	130,855	1,109
5.95% floating rate U.S. dollar notes due 2007	9,478	9,524	81
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	45,696	78,281	663
4.13% Euro notes due 2011	180,388	79,415	673
Unsecured indebtedness to banks—
5.62% (weighted average) U.S. dollar floating rate loans due 2007 – 2017	82,090	32,205	273
5.47%(weighted average) U.S. dollar loans due 2007 – 2014	—	3,081	26
4.02%(weighted average) Euro loans due 2008 – 2009	—	440	4
5.58% (weighted average) Great Britain Pound loans due 2007 – 2010	524	1,433	12

	448,393	335,234	2,841

Total long-term debt principal	4,711,618	4,349,008	36,856
Less—Deferred bond discounts	(1,093)	(798)	(7)

	4,710,525	4,348,210	36,849
Less—Current maturities	(794,438)	(837,840)	(7,100)

Total long-term debt	¥3,916,087	¥3,510,370	$29,749

Interest rates and due dates in the above table are stated at March 31, 2007.

All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long term debt at March 31, 2007 generally provide that the bonds and notes may be purchased by NTT at the current value. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

Assets totaling ¥60,000 million ($508 million) included in “Other assets” are restricted to the repayment of the debt obligation totaling ¥60,000 million ($508 million) as of March 31, 2007.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2007, and the aggregate amounts of annual maturities from year ending March 31, 2008 to year ending March 31, 2012 and thereafter are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥837,840	$7,100
2009	659,129	5,586
2010	582,027	4,933
2011	723,959	6,135
2012	653,393	5,537
Thereafter	891,862	7,558

Total	¥4,348,210	$36,849

As of March 31, 2007, NTT Group has unused committed lines of credit amounting to ¥60 billion ($508 million).

12.    Employees’ retirement benefits:

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a plan in the year that the changes occur with the changes reported in comprehensive income. Effective March 31, 2007, NTT Group adopted SFAS 158.

(1)    Severance Payments and Contract-type Corporate Pension Plan

Employees whose services with NTT Group are terminated are normally entitled to lump-sum severance payments and pension payments based on NTT’s severance payment plan, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

NTT and certain subsidiaries introduced a non-contributory funded contract-type corporate pension plan covered by a part of severance amount payable. The benefits under the plan cover 28% of the severance amount payable under the severance scheme to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee.

The effect from adopting the provision of SFAS 158 on each item as of March 31, 2007 is as follows:

	2007
	Before application of SFAS 158	SFAS 158 adjustment	After application of SFAS 158
	Millions of yen
Liability for employees’ retirement benefits	¥(1,054,249)	¥82,014	¥(972,235)
Other intangibles and other assets	4,757	249	5,006
Differed tax liability	(3,182)	(27,474)	(30,656)
Accumulated other comprehensive loss (income)	5,176	(49,916)	(44,740)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007
	Before application of SFAS 158	SFAS 158 adjustment	After application of SFAS 158
	Millions of U.S. dollars
Liability for employees’ retirement benefits	$(8,934)	$695	$(8,239)
Other intangibles and other assets	40	2	42
Differed tax liability	(27)	(233)	(260)
Accumulated other comprehensive loss (income)	44	(423)	(379)

The following table presents the reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets based on NTT’s severance payment plan during the years ended March 31, 2006 and 2007. NTT uses a March 31 measurement date.

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,526,053	¥2,463,867	$20,880
Service cost	87,962	84,898	719
Interest cost	48,835	47,619	404
Plan amendment	(289)	(839)	(7)
Actuarial loss (gain)	20,908	(29,769)	(252)
Other	1,554	4,961	42
Benefit payments (Severance payments and Pension)	(221,156)	(214,342)	(1,816)

Benefit obligation, end of year	2,463,867	2,356,395	19,970

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,100,903	1,322,260	11,206
Actual return on plan assets	192,904	53,274	451
Employer contributions	113,187	103,339	876
Other	211	1,036	9
Benefits payments (Pension)	(84,945)	(90,743)	(769)

Fair value of plan assets, end of year	1,322,260	1,389,166	11,773

At March 31:
Funded status	(1,141,607)	(967,229)	(8,197)
Unrecognized net actuarial loss	126,113
Unrecognized transition obligation	2,951
Unrecognized prior service cost (*1)	(179,393)

Net amount recognized	¥(1,191,936)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(1,211,971)	¥(972,235)	$(8,239)
Other intangibles and other assets	935	5,006	42
Accumulated other comprehensive loss (income)	19,100	(73,905)	(626)

Net amount recognized	¥(1,191,936)	¥(1,041,134)	$(8,823)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥—	¥73,316	$621
Transition obligation	—	1,696	15
Prior service cost	—	(148,917)	(1,262)

Total	¥—	¥(73,905)	$(626)

The accumulated benefit obligation was ¥2,441,355 million and ¥2,336,044 million ($19,797 million) at March 31, 2006 and 2007, respectively.

The projected benefit obligation and the fair value of plan assets in the pension scheme with projected benefit obligations in excess of fair value of plan assets at March 31, 2006 and 2007 are as follows:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,460,794	¥2,349,537	$19,911
Fair value of plan assets	1,319,568	1,381,126	11,704

The accumulated benefit obligation and the fair value of plan assets in the pension scheme with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2006 and 2007 are as follows:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Accumulated benefit obligation	2,437,390	2,328,830	19,736
Fair value of plan assets	1,318,624	1,380,737	11,701

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2007 included the following components:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Service cost	¥89,428	¥87,962	¥84,898	$719
Interest cost on projected benefit obligation	49,783	48,835	47,619	404
Expected return on plan assets	(26,057)	(28,287)	(33,442)	(284)
Amortization of unrecognized net actuarial loss	5,209	4,767	2,402	20
Amortization of unrecognized transition obligation	1,218	1,261	1,255	11
Amortization of unrecognized prior service cost	(31,361)	(30,629)	(30,941)	(262)

Total cost for retirement benefits as recorded in the consolidated statements of income	¥88,220	¥83,909	¥71,791	$608

The amounts of net actuarial loss, transition obligation and prior service cost included in accumulated other comprehensive loss (income) expected to be recognized as components of net periodic pension cost for the year ending March 31, 2008 amount to ¥1,481 million ($13 million), ¥364 million ($3 million) and ¥(30,941) million ($(262) million), respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2005	2006	2007
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.2%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The pension plan weighted-average asset allocations at March 31, 2006 and 2007, by asset category, are as follows:

	2006	2007
At March 31
Domestic bonds	28.6%	32.2%
Domestic stocks	27.1%	23.3%
International bonds	17.7%	20.0%
International stocks	16.5%	14.8%
Other financial instruments	10.1%	9.7%

Total	100.0%	100.0%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group reviews the asset allocations, as necessary. The target allocations in March 2007 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥5,842 million (0.4% of total plan assets) and ¥11,250 million (0.8% of total plan assets and $95 million) at March 31, 2006 and 2007, respectively.

NTT Group expects to contribute ¥102,560 million ($869 million) to the contract-type corporate pension plan in the year ending March 31, 2008.

The estimated future benefit payments of the severance payments and the contract-type corporate pension plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥183,610	$1,556
2009	186,997	1,585
2010	183,988	1,559
2011	194,178	1,645
2012	206,839	1,753
2013-2017	914,371	7,749

Total	¥1,869,983	$15,847

(2)    Social Welfare Pension Scheme and the NTT Kosei-Nenkin-Kikin

Since incorporation in April 1985, both NTT Group and its employees had made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting Pensions” and, accordingly, contributions were recognized as an expense when they were made to such plan.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

            a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made. The total amounts of contributions were ¥111,432 million, ¥112,673 million and ¥116,012 million ($983 million) for the years ended March 31, 2005, 2006 and 2007, respectively.

            b)    The NTT Plan

NTT established the NTT Plan in April 1997. Both NTT Group and its employees make contributions to such plan to supplement the pension benefits to which the employees are entitled under the National Plan. The NTT Plan is regulated under the Japanese Welfare Pension Insurance Law and covers a substitutional portion of the National Plan. The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and accounts for benefit obligations etc. separately from the severance payment and the contract-type corporate pension plan as described in the preceding paragraph in (1) above.

In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Plan applied to the Japanese Government for permission to be relieved of the obligations related to future employee services to disburse the NTT Plan benefits covering the substitutional portion and in September 2003, the approval was granted. In April 2007, the NTT Plan applied for permission to be relieved of remaining obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

The effect from adopting the provision of SFAS 158 on each item as of March 31, 2007 is as follows

	2007
	Before application of SFAS 158	SFAS 158 adjustment	After application of SFAS 158
	Millions of yen
Liability for employees’ retirement benefits	¥(510,824)	¥(51,934)	¥(562,758)
Differed tax liability	—	21,076	21,076
Accumulated other comprehensive loss (income)	—	29,536	29,536

	2007
	Before application of SFAS 158	SFAS 158 adjustment	After application of SFAS 158
	Millions of U.S. dollars
Liability for employees’ retirement benefits	$(4,329)	$(440)	$(4,769)
Differed tax liability	—	179	179
Accumulated other comprehensive loss (income)	—	250	250

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the NTT Plan’s benefit obligations and fair value of assets of the NTT Plan at March 31, 2006 and 2007. NTT uses a March 31 measurement date.

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,002,314	¥2,001,970	$16,966
Service cost	42,962	41,178	349
Interest cost	40,342	39,859	338
Actuarial loss (gain)	(67,617)	(91,547)	(776)
Other	(585)	(440)	(4)
Benefit payments	(15,446)	(19,224)	(163)

Benefit obligation, end of year	2,001,970	1,971,796	16,710

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,211,760	1,369,302	11,604
Actual return on plan assets	156,244	42,101	357
Employer contributions	11,871	11,961	101
Employee contributions	5,164	5,017	43
Other	(291)	(119)	(1)
Benefits payments	(15,446)	(19,224)	(163)

Fair value of plan assets, end of year	1,369,302	1,409,038	11,941

At March 31:
Funded status	(632,668)	(562,758)	(4,769)
Unrecognized net actuarial loss	191,475
Unrecognized prior service cost (*1)	(31,577)

Net amount recognized	¥(472,770)

(*1)	Unrecognized prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The following table provides the amounts recognized in the consolidated balance sheets:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(472,770)	¥(562,758)	$(4,769)
Accumulated other comprehensive loss	—	51,934	440

Net amount recognized	¥(472,770)	¥(510,824)	$(4,329)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥—	¥78,992	$669
Prior service cost	—	(27,058)	(229)

Total	¥—	¥51,934	$440

The accumulated benefit obligation was ¥1,733,036 million and ¥1,714,481 million ($14,530 million) at March 31, 2006 and 2007, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2007 included the following components:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Service cost	¥44,098	¥42,962	¥41,178	$349
Interest cost on projected benefit obligation	39,008	40,342	39,859	338
Expected return on plan assets	(29,260)	(30,467)	(34,197)	(290)
Amortization of unrecognized net actuarial loss	28,975	25,900	12,772	108
Amortization of unrecognized prior service cost	(4,533)	(4,533)	(4,519)	(38)
Employee contributions	(5,605)	(5,164)	(5,017)	(43)

Total cost for retirement benefits as recorded in the consolidated statements of income	¥72,683	¥69,040	¥50,076	$424

The amounts of net actuarial loss and prior service cost included in accumulated other comprehensive loss (income) expected to be recognized as components of net periodic pension cost for the year ending March 31, 2008 amount to ¥6,573 million ($56 million) and ¥(4,531) million ($(38) million), respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic pension cost:

	2005	2006	2007
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.0%	2.2%
Rate of compensation increase	2.5%	3.4%	3.4%

Weighted-average assumption used to determine net periodic pension cost for years ended March 31
Discount rate	2.0%	2.0%	2.0%
Rate of compensation increase	2.5%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pension plan weighted-average asset allocations at March 31, 2006 and 2007, by asset category, are as follows:

	2006	2007
At March 31
Domestic bonds	47.7%	49.5%
Domestic stocks	20.0%	17.9%
International bonds	13.0%	14.3%
International stocks	12.1%	11.4%
Other financial instruments	7.2%	6.9%

Total	100.0%	100.0%

The NTT Plan’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the NTT Plan selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. The NTT Plan then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT Plan will review the asset allocations, as necessary. The target allocations in March 2007 are: domestic bonds, 30.0%; domestic stocks, 25.0%; international bonds, 20.0%; international stocks, 15.0%; and other financial instruments 10.0%.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥4,897 million (0.4% of total plan assets) and ¥9,548 million (0.7% of total plan assets and $81 million) at March 31, 2006 and 2007, respectively.

NTT Group expects to contribute ¥11,653 million ($99 million) to the NTT Plan in the year ending March 31, 2008.

The estimated future benefit payments of the NTT Plan are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥26,525	$225
2009	38,998	331
2010	47,836	405
2011	55,038	467
2012	62,462	529
2013-2017	423,548	3,589

Total	¥654,407	$5,546

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

Based on the provisions of the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislations, NTT pays contributions set by the Japanese Government every year to the Special Accounting Fund for the NTT Plan to cover the costs of pension benefits based on the Former Public Corporation Employee Mutual Aid Association Law to cover benefits for the period of service in and prior to June 1956 of employees who retired in July 1956 or later from NTT, Public Corporation, and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications).

The Special Accounting Fund for the NTT Plan is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employee plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are made. The amounts of contributions were ¥71,086 million, ¥68,236 million and ¥64,739 million ($549 million) for the years ended March 31, 2005, 2006 and 2007, respectively, and NTT expects such contributions will decrease year by year.

13.    Income taxes:

NTT files a consolidated tax return with its wholly owned subsidiaries for corporate income tax purposes. The realizable amounts of deferred tax assets relating to corporate income tax are assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of March 31, 2007, NTT had 116 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NTT is subject to a number of different taxes, based on income with an aggregate statutory tax rate in Japan of approximately 41%. Reconciliations of the difference between the effective tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes
	2005	2006	2007
Statutory tax rate	40.64%	40.64%	40.64%
Tax credit	(1.67)	(2.32)	(1.09)
Net change in valuation allowance	1.55	1.60	4.63
Net change in deferred tax liability on change in interest in subsidiaries	—	—	(4.26)
Other	0.91	1.60	1.23

Effective tax rate	41.43%	41.52%	41.15%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ retirement benefits	¥681,907	¥623,745	$5,286
Accrued enterprise tax	21,597	10,766	91
Property, plant and equipment and intangible assets principally due to differences in depreciation	288,394	299,444	2,538
Impairment of investments in foreign companies	84,457	28,411	241
Compensated absences	102,302	101,971	864
Accrued bonus	44,575	44,751	379
Unamortized purchases of leased assets	14,263	15,167	129
Operating loss carryforwards	328,710	255,461	2,165
Reserve for point loyalty programs	45,824	42,397	359
Deferred revenues regarding Nikagetsu Kurikoshi	34,639	28,779	244
Other	176,283	182,077	1,543

Total gross deferred tax assets	1,822,951	1,632,969	13,839
Less—Valuation allowance	(108,517)	(161,172)	(1,366)

Total deferred tax assets	1,714,434	1,471,797	12,473

Deferred tax liabilities:
Unrealized gains on securities	(64,889)	(56,526)	(479)
Special depreciation reserve	(11,461)	(7,233)	(61)
Changes in interest in subsidiaries as a result of issuance of their common stock etc.	(516,913)	(468,586)	(3,971)
Foreign currency translation adjustments	(52)	(128)	(1)
Other	(56,189)	(46,109)	(391)

Total gross deferred tax liabilities	(649,504)	(578,582)	(4,903)

Net deferred tax assets	¥1,064,930	¥893,215	$7,570

The valuation allowance at March 31, 2006 and 2007 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2006 was an increase of ¥20,899 million, and for the year ended March 31, 2007 was an increase of ¥52,655 million ($446 million), respectively.

During the years ended March 31, 2005, 2006 and 2007, through utilization of operating loss carryforwards, ¥177,352 million, ¥95,669 million and ¥86,452 million ($733 million) of tax benefits were realized, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred tax assets at March 31, 2006 and 2007 are included in the consolidated balance sheets as follows:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥283,431	¥261,534	$2,216
Deferred income taxes (investments and other assets)	948,144	773,996	6,559
Other current liabilities	—	(5)	(0)
Other long-term liabilities	(166,645)	(142,310)	(1,205)

Total	¥1,064,930	¥893,215	$7,570

Operating loss carryforwards before deduction of valuation allowance for tax purposes of consolidated subsidiaries at March 31, 2007, amounted to ¥1,551,117 million ($13,145 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards arose mainly in the years ended March 31, 2003 and 2006, and expire in three and six years, respectively. Realization is dependent on such subsidiaries generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14.    Consumption tax:

The consumption tax rate, with minor exceptions, for all taxable goods and services is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services. The presentation of consumption tax is on a net basis in the consolidated statements of income.

15.    Shareholders’ equity:

According to the NTT Law, NTT must obtain authorization from the Minister of Internal Affairs and Communications for certain financial matters including (1) any new issue of shares, convertible debentures or debentures with preemptive rights to acquire new shares; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

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

Effective May 1, 2006, the Japanese Corporation Law provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, and (iii) an

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount equal to at least 10% of the decrease in retained earnings resulting from a dividend payment be appropriated from retained earnings to a legal reserve until such reserve is equal to 25% of capital stock. The legal reserve is available for distribution upon approval at a shareholders’ meeting.

Purchase by NTT of its own shares (other than fractional shares) is subject to the prior approval of shareholders at the general meeting of shareholders, which approval must include the total number of shares to be purchased, the type and total amount of consideration for purchase and the period for the purchase (not exceeding one year). Once such approval of shareholders is obtained, NTT may purchase its own shares at any time under the resolution of the shareholders’ meeting.

On May 14, 2004, the board of directors resolved the proposal that NTT may acquire up to a total not exceeding 1,000,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2005. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 29, 2004. Based on this resolution, NTT acquired 800,145 shares of its common stock for a total purchase price of ¥366,466 million on November 26, 2004.

On May 12, 2005, the board of directors resolved the proposal that NTT may acquire up to a total not exceeding 1,250,000 outstanding shares of its common stock at an amount in total not exceeding ¥600 billion until the conclusion of the ordinary general meeting of shareholders to be held for the year ended March 31, 2006. The proposals were discussed and resolved by the ordinary general meeting of shareholders held on June 28, 2005. Based on this resolution, NTT acquired 1,116,743 shares of its common stock for a total purchase price of ¥539,387 million on September 6, 2005.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2007 was ¥1,276,710 million ($10,820 million). In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2007 includes amounts representing final cash dividends of ¥55,279 million ($468 million), ¥4,000 ($34) per share, which were approved at the shareholders’ meeting held on June 28, 2007.

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2004	15,741,209	8
Acquisition of treasury stock through purchase of fractional shares	—	1,298
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders	—	800,145
Balance at March 31, 2005	15,741,209	801,451
Acquisition of treasury stock through purchase of fractional shares	—	1,162
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders	—	1,116,743
Balance at March 31, 2006	15,741,209	1,919,356
Acquisition of treasury stock through purchase of fractional shares	—	9,526
Resale of treasury stock in accordance with purchase of fractional shares	—	(7,342)

Balance at March 31, 2007	15,741,209	1,921,540

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the years ended March 31, 2005, 2006 and 2007 in accumulated other comprehensive income (loss) is shown below:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥32,699	¥71,414	¥142,345	$1,206
Change during the year	38,715	70,931	(10,529)	(89)

At end of year	¥71,414	¥142,345	¥131,816	$1,117

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥2,087	¥(1,883)	¥(1,227)	$(10)
Change during the year (*1)	(3,970)	656	(1,711)	(15)

At end of year	¥(1,883)	¥(1,227)	¥(2,938)	$(25)

Foreign currency translation adjustments:
At beginning of year	¥64,028	¥40,068	¥26,417	$224
Change during the year	(23,960)	(13,651)	2,059	17

At end of year	¥40,068	¥26,417	¥28,476	$241

Minimum pension liability adjustments:
At beginning of year	¥(71,685)	¥(46,533)	¥(9,244)	$(79)
Change during the year	25,152	37,289	4,068	35
Adjustment to initially apply SFAS No.158	—	—	5,176	44

At end of year	¥(46,533)	¥(9,244)	—	$—

Pension liability adjustments:
Adjustment to initially apply SFAS No.158	—	—	¥15,204	$129

At end of year	¥—	¥—	¥15,204	$129

Total accumulated other comprehensive income (loss):
At beginning of year	¥27,129	¥63,066	¥158,291	$1,341
Change during the year	35,937	95,225	(6,113)	(52)
Adjustment to initially apply SFAS No.158	—	—	20,380	173

At end of year	¥63,066	¥158,291	¥172,558	$1,462

(*1)	This means net change in unrealized gain (loss) on derivative instruments (net of tax) and is as follows:

	2005
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(698)	¥(347)
Less—Reclassification adjustment for gain included in net income	(6,038)	(3,623)

Net change in unrealized gain (loss) on derivative instruments	¥(6,736)	¥(3,970)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2006
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥10,792	¥6,431
Less—Reclassification adjustment for gain included in net income	(9,625)	(5,775)

Net change in unrealized gain (loss) on derivative instruments	¥1,167	¥656

	2007
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥5,192	¥3,234
Less—Reclassification adjustment for gain included in net income	(8,241)	(4,945)

Net change in unrealized gain (loss) on derivative instruments	¥(3,049)	¥(1,711)

	2007
	Pre-tax amount	Net-of-tax amount
	Millions of U.S. dollars
Unrealized gain (loss) arising during the period	$44	$27
Less—Reclassification adjustment for gain included in net income	(70)	(42)

Net change in unrealized gain (loss) on derivative instruments	$(26)	$(15)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2005, 2006 and 2007 are shown below:

	Pre-tax amount	Tax expense / (benefit)	Net-of-tax amount
	Millions of yen
For the year ended March 31, 2005:
Unrealized gain (loss) on securities	¥66,630	¥(27,915)	¥38,715
Unrealized gain (loss) on derivative instruments	(6,736)	2,766	(3,970)
Foreign currency translation adjustments	(47,260)	23,300	(23,960)
Minimum pension liability adjustment	43,405	(18,253)	25,152

Other comprehensive income (loss)	¥56,039	¥(20,102)	¥35,937

For the year ended March 31, 2006:
Unrealized gain (loss) on securities	¥81,997	¥(11,066)	¥70,931
Unrealized gain (loss) on derivative instruments	1,167	(511)	656
Foreign currency translation adjustments	(30,068)	16,417	(13,651)
Minimum pension liability adjustment	64,660	(27,371)	37,289

Other comprehensive income (loss)	¥117,756	¥(22,531)	¥95,225

For the year ended March 31, 2007:
Unrealized gain (loss) on securities	¥(13,228)	¥2,699	¥(10,529)
Unrealized gain (loss) on derivative instruments	(3,049)	1,338	(1,711)
Foreign currency translation adjustments	2,135	(76)	2,059
Minimum pension liability adjustment	7,513	(3,445)	4,068

Other comprehensive income (loss)	¥(6,629)	¥516	¥(6,113)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pre-tax amount	Tax expense/ (benefit)	Net-of-tax amount
	Millions of U.S. dollars
For the year ended March 31, 2007:
Unrealized gain (loss) on securities	$(112)	$23	$(89)
Unrealized gain (loss) on derivative instruments	(26)	11	(15)
Foreign currency translation adjustments	18	(1)	17
Minimum pension liability adjustment	64	(29)	35

Other comprehensive income (loss)	$(56)	$4	$(52)

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments—

Sales and operating revenue:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications business—
Customers	¥3,912,582	¥3,787,177	¥3,658,966	$31,008
Intersegment	662,306	661,860	649,023	5,500

Total	4,574,888	4,449,037	4,307,989	36,508
Long distance and international communications business—
Customers	1,077,756	1,137,364	1,165,599	9,878
Intersegment	139,251	130,598	124,234	1,053

Total	1,217,007	1,267,962	1,289,833	10,931
Mobile communications business—
Customers	4,821,941	4,711,872	4,730,487	40,089
Intersegment	22,669	54,000	57,606	488

Total	4,844,610	4,765,872	4,788,093	40,577
Data communications business—
Customers	721,816	770,551	872,279	7,392
Intersegment	110,804	116,722	141,548	1,200

Total	832,620	887,273	1,013,827	8,592
Other—
Customers	271,773	334,172	333,219	2,824
Intersegment	949,637	928,856	850,091	7,204

Total	1,221,410	1,263,028	1,183,310	10,028
Elimination	(1,884,667)	(1,892,036)	(1,822,502)	(15,445)

Consolidated total	¥10,805,868	¥10,741,136	¥10,760,550	$91,191

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications business	¥247,076	¥172,265	¥115,939	$983
Long distance and international communications business	57,288	59,691	59,719	506
Mobile communications business	784,166	832,639	773,524	6,555
Data communications business	36,894	40,495	82,845	702
Other	41,968	74,070	61,285	519

Total	1,167,392	1,179,160	1,093,312	9,265
Elimination	43,809	11,540	13,703	116

Consolidated operating income	1,211,201	1,190,700	1,107,015	9,381
Other income	636,171	223,507	142,263	1,206
Other expenses	124,060	108,344	111,277	943

Consolidated income (loss) before income taxes	¥1,723,312	¥1,305,863	¥1,138,001	$9,644

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥90	¥144	¥759	$6
Long distance and international communications business	2,180	1,128	(720)	(6)
Mobile communications business	(12,886)	(364)	(1,939)	(16)
Data communications business	203	282	(7)	(0)
Other	1,428	(19,765)	5,008	42

Consolidated total	¥(8,985)	¥(18,575)	¥3,101	$26

Assets:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Total Assets:
Regional communications business	¥8,709,304	¥8,461,721	¥8,263,063	$70,026
Long distance and international communications business	1,633,709	1,617,643	1,521,705	12,896
Mobile communications business	6,254,719	6,495,847	6,293,715	53,336
Data communications business	1,187,798	1,203,968	1,193,920	10,118
Other	10,231,411	10,123,093	9,921,408	84,080

Total	28,016,941	27,902,272	27,193,811	230,456
Elimination	(8,918,357)	(9,016,077)	(8,828,036)	(74,814)

Consolidated total	¥19,098,584	¥18,886,195	¥18,365,775	$155,642

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

Other significant items:

	2005	2006	2007	2007
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications business	¥973,277	¥941,854	¥938,375	$7,952
Long distance and international communications business	141,745	145,231	147,863	1,253
Mobile communications business	735,423	737,066	744,122	6,306
Data communications business	159,874	164,596	149,598	1,268
Other	125,278	112,886	109,051	924

Total	2,135,597	2,101,633	2,089,009	17,703
Elimination	6,123	9,287	8,318	71

Consolidated total	¥2,141,720	¥2,110,920	¥2,097,327	$17,774

Capital investments for segment assets:
Regional communications business	¥828,374	¥910,676	¥873,530	$7,403
Long distance and international communications business	153,925	155,383	115,960	983
Mobile communications business	861,517	887,113	934,423	7,919
Data communications business	110,821	112,146	139,565	1,182
Other	102,764	126,594	173,373	1,469

Consolidated total	¥2,057,401	¥2,191,912	¥2,236,851	$18,956

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the years ended March 31, 2005, 2006 and 2007.

In the year ended March 31, 2007, Plala Networks Inc. and another company were transferred from the regional communications business segment to the long distance and international communications business segment, and NTT Resonant Inc., On Demand TV, Inc. and 2 other companies were transferred from the other business segment to the long distance and international communications business segment. Accordingly, a part of the prior years’ amounts have been restated to reflect the reclassifications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Leases qualifying as capital leases at March 31, 2006 and 2007 were as follows:

Class of property	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Buildings	¥100,638	¥66,815	$566
Machinery, vessels and tools	222,185	213,763	1,812
Accumulated depreciation	(166,815)	(143,794)	(1,219)

Total	¥156,008	¥136,784	$1,159

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2007 are as follows:

Year ending March 31		Millions of yen	Millions of U.S. dollars
2008		¥29,107	$247
2009		28,692	243
2010		33,294	282
2011		7,519	64
2012		5,436	46
Thereafter		106,184	900

Total minimum lease payments		210,232	1,782
Less—Amount representing interest		(92,710)	(786)

Present value of net minimum lease payments		117,522	996
Less—Current obligation		(21,291)	(180)

Long-term capital lease obligations		¥96,231	$816

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2005, 2006 and 2007 were ¥179,447 million, ¥183,098 million and ¥202,669 million ($1,718 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2007 are as follows.

Year ending March 31		Millions of yen	Millions of U.S. dollars
2008		¥4,518	$38
2009		4,388	37
2010		3,564	30
2011		1,981	17
2012		1,424	12
Thereafter		15,662	133

Total		¥31,537	$267

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

Direct financing lease receivables at March 31, 2006 and 2007 were as follows:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥424,145	¥413,948	$3,508
Unearned income	(10,101)	(10,548)	(89)

	414,044	403,400	3,419
Less—Allowance for doubtful accounts	(3,636)	(3,891)	(33)

	410,408	399,509	3,386
Less—Current portion	(110,125)	(91,944)	(780)

Long-term direct financing lease receivables	¥300,283	¥307,565	$2,606

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥126,196	$1,070
2009	105,134	891
2010	81,774	693
2011	54,692	463
2012	29,134	247
Thereafter	17,018	144

Total	¥413,948	$3,508

Operating Lease—Lessor—

Certain consolidated subsidiaries also provide operating leases. Investments in assets subject to operating leases at March 31, 2006 and 2007 were as follows:

Class of property	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥2,953	¥2,221	$19
Accumulated depreciation	(1,629)	(701)	(6)

Total	¥1,324	¥1,520	$13

Minimum future rentals under non-cancellable operating leases at March 31, 2007 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥452	$4
2009	351	3
2010	203	2
2011	111	1
2012	46	0
Thereafter	23	0

Total	¥1,186	$10

18.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2005, 2006 and 2007 were ¥318,074 million, ¥308,446 million and ¥272,062 million ($2,306 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥122,994 million, ¥110,899 million and ¥100,477 million ($852 million), which are included in the selling, general and administrative expenses in the consolidated statements of income, for the years ended March 31, 2005, 2006 and 2007, respectively.

19.    Subsidiary stock transactions:

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

From May to June 2005, NTT DoCoMo repurchased a total of 102,383 shares for ¥16,916 million. As a result, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest amounting to ¥5,213 million was recorded as goodwill on the balance sheet as of March 31, 2006.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million and NTT Group sold 1,528,658 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.2% to 62.0%. The resulting decrease in interest amounting to ¥41,272 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased a total of 134,374 shares for ¥23,999 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.0% to 62.1%. The resulting increase in interest amounting to ¥7,330 million was recorded as goodwill on the balance sheet as of March 31, 2006.

From May to August 2006, NTT DoCoMo repurchased a total of 517,483 shares for ¥89,997 million ($763 million). As a result, NTT’s interest in NTT DoCoMo increased from 62.1% to 62.9%. The resulting increase in interest amounting to ¥26,256 million ($223 million) was recorded as goodwill on the balance sheet as of March 31, 2007.

From November 2006 to March 2007, NTT DoCoMo repurchased a total of 363,095 shares for ¥67,226 million ($570 million). As a result, NTT’s interest in NTT DoCoMo increased from 62.9% to 63.4%. The resulting increase in interest amounting to ¥20,654 million ($175 million) was recorded as goodwill on the balance sheet as of March 31, 2007.

In May and June 2007, subsequent to the year ended March 31, 2007, NTT DoCoMo repurchased 350,379 shares for ¥72,997 million ($619 million). As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 63.4% to 63.9%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2008.

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

20.    Foreign exchange gain and loss:

Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2005, 2006 and 2007 were gains of ¥212 million, ¥8,816 million and ¥229 million ($2 million), respectively.

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 11, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as,

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the year ended March 31, 2007. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 11, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, as discussed in Note 11, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the year ended March 31, 2007, these cash flow hedges were effective and the amount representing hedges’ ineffectiveness was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2007, approximately ¥5,623 million ($48 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, accrued payroll.

	2006		2007		2007
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥4,710,525	¥4,649,078	¥4,348,210	¥4,404,920	$36,849	$37,330
Forward exchange contracts	106	106	58	58	1	1
Interest rate and currency swap agreements	5,636	5,636	3,332	3,332	28	28

The fair value of long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using NTT Group’s current incremental rates of borrowings for similar liabilities.

The fair value of forward exchange contracts, interest rate swap and currency swap agreements are estimated based on the discounted amounts of future cash flows which NTT Group will receive or pay, assuming that NTT group terminates the contracts and agreements at March 31, 2007.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2006 and 2007:

	2006	2007	2007
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥2,435	¥1,507	$13
Interest rate and currency swap agreements	805,161	835,392	7,080

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2007.

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2007, including commitments for purchase of property, plant and equipment and other assets is as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2008	¥256,673	$2,175
2009	30,376	257
2010	6,762	57
2011	4,080	35
2012	1,357	12
Thereafter	566	5

Total	¥299,814	$2,541

Contingent liabilities at March 31, 2007 for loans guaranteed amounted to ¥13,133 million ($111 million).

At March 31, 2007, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

23.    Subsequent events:

On March 30, 2007, the board of directors resolved that NTT may raise up to ¥160 billion ($1,356 million) by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2007. Based on this resolution, NTT issued bonds as follows:

Series 52 Nippon Telegraph and Telephone straight bonds

Date of payment	May 29, 2007

Issue amount	¥100 billion ($847 million)

Issue price	¥99.96 per ¥100

Interest rate	1.77%

Date of maturity	March 17, 2017

Use of proceeds	Capital investments

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Year ended March 31, 2005:
Allowance for doubtful accounts	¥40,317	¥21,922	¥(26,327)	¥35,912

Year ended March 31, 2006:
Allowance for doubtful accounts	¥35,912	¥17,311	¥(21,212)	¥32,011

Year ended March 31, 2007:
Allowance for doubtful accounts	¥32,011	¥18,103	¥(18,817)	¥31,297

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2007:
Allowance for doubtful accounts	$271	$153	$(159)	$265

*1: Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Year ended March 31, 2005:
Valuation allowance—Deferred tax assets	¥60,953	¥35,745	¥(9,080)	¥87,618

Year ended March 31, 2006:
Valuation allowance—Deferred tax assets	¥87,618	¥52,591	¥(31,692)	¥108,517

Year ended March 31, 2007:
Valuation allowance—Deferred tax assets	¥108,517	¥61,183	¥(8,528)	¥161,172

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2007:
Valuation allowance—Deferred tax assets	$920	$518	$(72)	$1,366