Form 20-F
period 2008-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2008-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

KOJI ITO

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

TEL: +81(3)5205-5581

FACSIMILE NUMBER: +81(3)5205-5589

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	13,638,738 shares

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

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	59

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	59

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	91

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	100

ITEM	8	—	FINANCIAL INFORMATION	102

ITEM	9	—	THE OFFER AND LISTING	103

ITEM	10	—	ADDITIONAL INFORMATION	105

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	118

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	120

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	121

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	121

ITEM	15	—	CONTROLS AND PROCEDURES	121

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	122

ITEM	16B	—	CODE OF ETHICS	122

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	122

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	123

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	124

PART III

ITEM	17	—	FINANCIAL STATEMENTS	125

ITEM	18	—	FINANCIAL STATEMENTS	125

ITEM	19	—	EXHIBITS	125

			SIGNATURES	126

i

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2004 through 2008 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2007 and 2008, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three fiscal years ended March 31, 2006, 2007 and 2008 and the Notes thereto appear elsewhere in this annual report.

STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2004	2005	2006	2007	2008	2008
	(in millions of yen)					(in millions of U.S. dollars)
Operating revenues	¥11,095,537	¥10,805,868	¥10,741,136	¥10,760,550	¥10,680,891	$106,809
Operating expenses	9,535,216	9,594,667	9,550,436	9,653,535	9,376,282	93,763

Operating income	1,560,321	1,211,201	1,190,700	1,107,015	1,304,609	13,046
Other expenses (income)(2)	32,973	(512,111)	(111,420)	(25,687)	(17,682)	(177)

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies(2)	1,527,348	1,723,312	1,302,120	1,132,702	1,322,291	13,223
Income tax expenses (benefit)(2)	603,211	713,918	540,799	466,552	520,777	5,208
Minority interests in consolidated subsidiaries(2)	(259,952)	(290,225)	(246,093)	(194,825)	(197,384)	(1,973)
Equity in earnings (losses) of affiliated companies(2)	(18,772)	(4,622)	(12,113)	10,043	31,026	310

Net income (loss)(2)	¥645,413	¥714,547	¥503,115	¥481,368	¥635,156	$6,352

	2004	2005	2006	2007	2008	2008
	(yen, except share amount)					(in U.S. dollars)
Per Share of common stock:(1)
Net income (loss)(2)	40,705.47	46,173.19	35,145.88	34,829.32	46,107.27	461.07
Cash dividends, applicable to earnings for the year	¥5,000.00	¥6,000.00	¥6,000.00	¥8,000.00	¥9,000.00	$90.00
Average number of Shares outstanding (adjusted to reflect changes in capital)	15,855,684.15	15,475,366.20	14,315,049.28	13,820,769.16	13,775,613.62

(1)	The financial data for per Share of common stock are appropriately adjusted for stock splits of NTT common stock. As of the end of the fiscal year ended March 31, 2008, NTT had 13,638,738 Shares outstanding.
(2)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” The amounts in the table above for the fiscal years ended March 31, 2004 through 2007 have been adjusted accordingly.

BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2004	2005	2006	2007	2008	2008
	(in millions of yen)					(in millions of U.S. dollars)
Property, plant and equipment (net)	¥10,769,626	¥10,480,552	¥10,435,905	¥10,423,812	¥10,385,579	$103,856
Total assets(1)	19,413,466	19,063,956	18,820,175	18,291,141	18,518,779	185,188
Current liabilities	3,808,845	3,679,579	3,972,629	3,730,813	3,911,909	39,119
Long-term liabilities(1)	7,610,969	6,914,834	6,276,909	5,605,017	5,332,111	53,321
Capital Stock (common stock plus additional paid-in capital)	3,660,042	3,737,778	3,781,058	3,782,053	3,779,029	37,790
Shareholders’ equity(1)	¥6,380,464	¥6,740,274	¥6,734,378	¥7,120,768	¥7,410,761	$74,108

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008, in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” The amounts as of March 31, 2004 through 2007 in the above table have been adjusted accordingly.

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

For dividend policy, see “Item 8—Financial Information—Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder and board of director (interim dividend) approval dates, payment dates and amount of dividends (expressed in Japanese yen and the U.S. dollar equivalent based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for custom purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of payment) paid by NTT for each of the six-month periods indicated.

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share
			(in yen)	(in dollars)
September 30, 2003	November 11, 2003	December 10, 2003	¥2,500	$23.06
March 31, 2004	June 29, 2004	June 30, 2004	¥2,500	$22.85
September 30, 2004	November 10, 2004	December 6, 2004	¥3,000	$29.22
March 31, 2005	June 28, 2005	June 29, 2005	¥3,000	$27.21
September 30, 2005	November 9, 2005	December 13, 2005	¥3,000	$24.98
March 31, 2006	June 28, 2006	June 29, 2006	¥3,000	$25.82
September 30, 2006	November 10, 2006	December 12, 2006	¥4,000	$34.14
March 31, 2007	June 28, 2007	June 29, 2007	¥4,000	$32.42
September 30, 2007	November 9, 2007	December 6, 2007	¥4,500	$40.52
March 31, 2008	June 25, 2008	June 26, 2008	¥4,500	N/A

See Note 14 to the Consolidated Financial Statements.

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

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of ¥100 to the U.S. dollar, the approximate rate of exchange on March 31, 2008, the date of the most recent balance sheet included herein.

On June 19, 2008, the Noon Buying Rate was U.S.$1 = ¥107.95.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2004	120.42	104.18	112.75	104.18
2005	111.39	102.68	107.28	107.22
2006	119.66	104.64	113.67	117.48
2007	121.02	112.26	116.55	117.56
2008	123.39	99.85	113.61	99.85

Months of 2008	High(4)	Low(4)	Average(5)	Period-end(6)
January	109.70	105.42	107.82	106.74
February	108.15	104.19	107.03	104.19
March	103.99	96.88	100.76	99.85
April	104.56	100.87	102.68	104.53
May	105.52	103.01	104.36	105.46
June (through June 19, 2008)	108.19	104.41	106.72	107.95

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last date of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.

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

Growth of new businesses and migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services and other market developments may not progress as anticipated.

Dramatic changes continue to take place in Japan’s telecommunications market environment including the advance of ubiquitous and broadband communications and the convergence of services in conjunction with the increased use of IP-based services. In the fixed-line market, optical access services are expanding and the shift from conventional fixed-line telephones to optical IP telephony is continuing. In the mobile communications market, the introduction of mobile number portability in 2006 and market entry by a new carrier are generating fierce price competition as the functionality of handsets and networks becomes more advanced. In addition, with the development of IP-based services, market structures continue to undergo drastic changes such as the convergence of fixed and mobile services, collaboration between telecommunications and broadcasting services, and the creation of new business models utilizing network services. Going forward, the development of broadband is expected to lead to increased distribution of content and applications, and a shift towards a revenue structure in which the content and applications layer is the main profit center. NTT Group recently held field trials for its next-generation network (“NGN”), with the participation of a diverse range of corporate as well as individual customers. These trials enabled NTT Group to verify the NGN technologies and identify customer preferences. Based on the results of these trials, NTT Group launched its FLET’S Hikari Next service in March 2008 in certain areas of the Tokyo metropolitan region and Osaka Prefecture, and started offering quality assured, high sound quality IP telephone services, video telephone services and Ethernet services for corporate customers on a commercial basis, in addition to its existing optical IP telephone services.

If video distribution and other services that are expected to stimulate demand for optical access services do not spur such demand, and as a result the market for optical access services does not expand as anticipated, if rate reductions for optical access services are greater than anticipated, if any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved, or if highly convenient services that make the best possible use of NGN features including high quality and high security levels do not emerge as anticipated, revenues from optical access and broadband and ubiquitous services may not grow as anticipated. In addition, there is the risk that these large shifts in revenue structure will result in the profitability of the communication services layer declining faster than expected.

Fixed-line IP/packet communications services have shown steady overall growth with the spread of broadband access services and Internet connection services, such as the Open Computer Network (“OCN”) service, and with the expansion of IP-related services targeted at corporate customers, such as IP-Virtual Private Network (“IP-VPN”) and wide-area Ethernet. However, the decline in unit prices continues, due to the migration to IP-related services that provide broadband communication at a lower cost and the consolidation and/or elimination of corporate private networks.

In the corporate market, more companies are employing IP telephone services, leading to an acceleration in the deployment of IP Centrex services (a type of IP telephone service for corporate users that provides outsourcing services for server maintenance and operation) and other IP telephone services. In both the corporate and residential markets, optical IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for its IP telephone services, such as the high quality “Hikari Denwa” optical-access IP telephone service, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from optical access services and broadband and ubiquitous services and cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if one-time costs for the migration from the existing networks to the NGN become greater than anticipated, or if IP development slows and as a result the burden of maintaining multiple facilities for the existing networks and the NGN becomes greater than anticipated, there is a risk that the increased revenues from IP telephone services may not offset the negative effect such services may have on the profitability of conventional fixed-line telephone services.

NTT Group anticipates completing the migration from the existing IP network to the NGN by the fiscal year ending March 31, 2013, but the possibility remains that one-time costs for such a migration will be greater than anticipated, which also increases the risk to the profitability of the fixed-line telephone services. NTT Group plans to announce the overall prospects for the migration from the existing telephone network to the NGN by the fiscal year ending March 31, 2011.

In the mobile communications business, NTT Group believes that increased revenues from the following sources are critical elements for future growth: expansion of traffic on FOMA handsets through international roaming services for voice and data and audio-visual communication in the form of videophone; the development and provision of i-mode FeliCa “Mobile Wallet” electronic payment services and other new services that are helpful both in daily life and in business; and increased data transmission. Nevertheless, development of these services may be curtailed if: partners and content providers required for the provision of new services and new ways of usage are not developed as expected; an insufficient number of retailers and other partners install the Mobile Wallet reading devices; new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal; manufacturers and content providers cannot provide handsets and content in a timely manner and at appropriate prices; continued or new growth is not achieved because the i-mode service and other current or future data transmission services of NTT DoCoMo Group, as well as its handset installment sales methods, are insufficient or not attractive enough to maintain current subscribers or attract new ones; market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced; or high speed downlink packet access services using W-CDMA are not deployed in a timely manner.

In the system integration business, while corporate IT investment, which had been restricted, is now recovering along with improvement in corporate earnings, customers are making increasingly severe demands regarding costs, requiring very stringent evaluations of the impact of IT investments. In the current market environment, declines in hardware prices are making software prices seem relatively high, which may lead to declines in the sales prices of systems and services provided by NTT Group.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models and with the relaxation of price regulations and other deregulation measures. NTT Group faces competition in all of its business segments, including the regional communications business, long distance and international communications business, mobile communications business and data communications business. See “Item 4—Information on the Company—Competition.”

As a result of acquisitions and alliances among competitor companies in fixed and mobile communications, competition is intensifying among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services are expected to be developed. In addition, the broadband sector has seen new entrants, corporate mergers, and the formation of business alliances. Increased competition resulting from corporate consolidations and reorganizations in the information and communications markets may result in a loss of market share for NTT Group and force NTT Group companies to lower their rates, adversely affecting profitability.

With regards to the upper layers (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies continue to enter the market in a variety of forms from a variety of fields. As a result, if the competitive environment going forward is more fierce than anticipated, NTT may not secure its anticipated market share.

NTT Group is moving ahead aggressively with the development of its broadband businesses. However, due to increasing diversification and speed of access lines and lower rates, competition has become increasingly intense both in terms of services and prices, and a variety of businesses such as other carriers and CATV operators are offering service packages that include Internet access, IP telephone and video distribution services (so-called “triple play” packages). As a result, the broadband access business continues to face stiff competition as companies seek to capture customers in the areas of optical access services and triple play packages, and as companies fight over market share in the asymmetric digital subscriber line (“ADSL”) market. Fierce competition is expected to continue and NTT Group may lose market share or be forced to lower its rates. Acquiring new customers amidst this intense competition may give rise to higher costs than anticipated, which may have an adverse effect on the financial condition and performance of NTT Group.

In addition, the conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors, and alternative services provided by other businesses are gaining an increasing number of customers. To be more competitive, NTT Group plans to expand its Hikari Denwa optical-access IP telephone and other IP telephone services and lower its subscriber rates, but given the possibility that customers of NTT East and NTT West might switch to the services of other companies as a result of competition with the direct subscriber telephone services of other companies using dry copper lines (existing telephone lines owned by NTT East and NTT West but not used by those companies) and IP telephone services using the optical access services or CATV lines of other companies, revenues could potentially fall more than expected.

In the mobile communications market, competition with other carriers has intensified with changing factors in the market environment such as the introduction of mobile number portability and the entry of a new carrier into the market. For example, other mobile network operators have been deploying new products and services, including handsets for third-generation wireless services and handsets equipped with music player functions, music distribution services and fixed-rate services for calls and emails to designated parties, or have introduced new installment sales methods for mobile phone handset sales. Moreover, some carriers are offering fixed/mobile convergence services with features such as a single invoice, combined point programs for both mobile and fixed-line services, and services with free calls between mobile and fixed-line phones. Competition may escalate further with the advent of other new low-cost and flat rate services and technology (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless LAN, either provided as stand-alone services or in packages), while NTT Group’s ability to adopt similar strategies may be restricted by regulations. Aside from competition from other businesses and technologies, factors intensifying competition through market environment changes include: implementation of measures for the further promotion of competition, including requests for the formulation of standard terms and conditions for wholesale telecommunication services that will promote new entry by Mobile Virtual Network Operators pursuant to the Mobile Business Revitalization Plan formulated by the Ministry of Internal Affairs and Communications (“MIC”) on September 21, 2007, and changes to business and market structures from the expansion of competing business areas. Under these increasingly competitive conditions, the number of subscribers that NTT DoCoMo Group acquires or retains may be lower than anticipated, and NTT DoCoMo Group may incur greater than anticipated costs in acquiring new subscribers and retaining existing subscribers. NTT DoCoMo Group has also revised a variety of its discount services and rate plans, and is offering a new sales model that allows customers to select a handset purchase method that meets their individual needs. Although it is anticipated that these revisions will result in a drop in average monthly revenue per unit (“ARPU”) levels to a certain extent, if the trend in the subscription rate for discount services and rate plans, the trend in the number of subscriptions shifting to fixed-rate plans, and the popularity of the “Value Plan,” a new billing plan with higher handset purchase costs but lower monthly charges, are not as anticipated, there is the risk that the drop in ARPU may be greater than forecasted. Also, because of the intense competition for acquiring subscribers, the costs required to retain subscribers and to maintain ARPU levels may be greater than anticipated, which may adversely affect the financial condition and performance of NTT Group and NTT DoCoMo Group.

The software business, which is one of the focal areas of NTT DATA’s business, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their efforts to this business. Moreover, information service companies in rapidly developing nations, such as India and China, are bringing about global competition. It is not entirely clear how the software market will grow, and increased competition resulting from aggressive promotion and growth strategies of competing companies may have an adverse effect on the financial condition and performance of NTT Group.

The Government’s optimization plan calls for cost reductions through the optimization of operations and systems. Moreover, competitive bidding and other measures have been introduced for public sector contracts. Because implementation of this plan is resulting in even greater competition for government contracts, the future performance and financial condition of NTT Group may be adversely affected.

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications markets. However, as the conventional fixed-line telephone market shrinks, NTT Group must further expand its business in the highly competitive broadband market. There is no guarantee that NTT Group will be able to maintain its current competitive advantage.

These factors may have a material adverse effect on NTT Group’s future growth and profitability, and there is no guarantee that current and future competition will not adversely affect NTT Group’s financial condition and performance.

Changes or decisions regarding telecommunications regulations may adversely affect NTT Group’s business.

The Japanese telecommunications industry has been deregulated in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost (“LRIC”) Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecommunications laws aimed at promoting competition. (For a summary of current regulations, see “Item 4—Information on the Company—Regulations.”) Decisions relating to regulations and the resulting changes in the telecommunications industry may adversely affect NTT Group’s financial condition and performance.

Review of the NTT Law

NTT, NTT East and NTT West are regulated by the NTT Law with regard to the scope of operations of each company and other matters. For this reason, amendments to the NTT Law may affect NTT Group operations.

The Government and ruling parties agreed on June 20, 2006 that NTT Group’s managerial structure should be reviewed in 2010 based on an evaluation of the status of broadband penetration and NTT Group’s medium-term management strategy, and that a conclusion should be reached promptly thereafter. However, it is unclear at this time which direction the discussions might take, or what effect the outcome of such discussions might have on NTT Group.

Review of the Rules of Competition

The New Competition Promotion Program 2010 published by the MIC in September 2006 (and amended in October 2007) provides for a review of comprehensive competition rules for the overall broadband market that focuses on each of the layers from terminals to content and applications, with measures for such matters to be implemented from time to time as conclusions are reached. The MIC has arranged for a variety of discussions to take place in accordance with the program, including discussions regarding the specific matters listed in the following paragraphs. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations in light of such conclusions, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on NTT Group are unclear at this time.

Interconnection (Telephone Connection Rates)

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Japanese government stated its intention to introduce an LRIC Methodology, and in May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges.

The subsequent shift from dial-up access to ADSL access services brought about a significant decline in communication traffic, and in order to avoid an increase in communication rates through the increase of interconnection charges it was decided that non-traffic sensitive (“NTS”) costs would be gradually removed over five years from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). As a result, the interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2008 were set at group center (“GC”) interconnection charges of ¥4.69 (a decrease of approximately 7.1% from the previous year) and intra-zone center (“IC”) interconnection charges of ¥6.55 (a decrease of approximately 4.2% from the previous year) (in each case for three minutes).

With respect to the treatment of NTS costs, when the Universal Service Fund (“USF”) was reviewed from the standpoint of restricting cost increases for users, it was decided that for interconnection charges for the three years commencing with the fiscal year ending March 31, 2009, the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would be reintroduced in stages as interconnection rate costs (September 2007 report of the Telecommunications Council). However, the interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2009, were set at GC interconnection charges of ¥4.53 (a decrease of approximately 3.5% from the previous year) and IC interconnection charges of ¥6.41 (a decrease of approximately 2.1% from the previous year) (in each case for three minutes). As a result, interconnection charge revenues for NTT East and NTT West for the fiscal year ending March 31, 2009 are expected to decline from the prior year.

As discussed below, deliberations are taking place regarding the appropriate structure of the universal service system starting with the fiscal year ending March 2011. At this time, it is unclear what effect the result of the debate regarding the treatment of NTS costs will have on NTT Group.

Interconnection (Optical Fiber Line Interconnection Charges)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “dark fiber interconnection charges”).

With regards to the calculation of subscriber dark fiber interconnection charges, in order to enable more customers to enjoy optical broadband services, NTT Group intends to employ a forward-looking cost method that accounts for prospective demand expansion and greater efficiency in facility costs for the three-year computation period, from the fiscal year ending March 31, 2009 through the fiscal year ending March 31, 2011. NTT Group received approval for this method on June 24, 2008. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year the difference between the actual revenue from interconnection charges and anticipated expenses, which should eliminate the risk of uncollectible accounts so long as actual costs do not exceed anticipated costs.

With regards to the issue of setting per-unit interconnection charges for bifurcated lines in a passive optical network (“PON”, a point-to-multipoint fiber to the premises network architecture in which unpowered optical splitters are used to enable a single optical fiber to serve multiple premises) system in the deliberations of the Telecommunications Council that started in Fall 2007 there were a large number of requests from other carriers regarding the regulation of connection rules for the NGN, and a debate continued over a number of sessions. In its report dated March 27, 2008, the Telecommunications Council concluded that it would be appropriate to reconsider this issue after confirming future changes in the market environment and the technologies relating to point-to-multipoint architecture. Depending on future technological changes, this debate may be revived and the direction and effects of any such review on NTT Group remain uncertain at this time.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing universal service. Prior to the amendment of the USF system described below, no subsidies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

Subsequent to the establishment of the USF, as other carriers started to use dry copper lines to provide direct subscriber telephone services, competition intensified for conventional fixed-line telephone services. As a result, the USF system was amended in April 2006 to allow the use of the USF to redress the anticipated deterioration of NTT East and NTT West’s ability to offset the costs of universal service. Under the new policy, NTT East and NTT West began receiving subsidies from the USF in April 2007 and received an aggregate of ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number). Under the universal service system, in addition to NTT East and NTT West, other NTT Group telephone service providers, including NTT Communications and NTT DoCoMo, are also required to make contributions into the USF. However, NTT Group telephone service providers have asked customers to bear the costs of their contribution obligations (¥7 per month per phone number). The aggregate net impact on NTT Group was an increase in revenue (of approximately ¥15.2 billion for the fiscal year ended March 31, 2008).

When the USF was established, it was anticipated that the amount of subsidies from the fund would rise each year as NTS costs would be removed in stages over the five years subsequent to the fiscal year ended March 31, 2006 from interconnection rate costs and recovered through base rates. Accordingly, it was assumed that the costs paid by users would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, a number of interest groups requested at the Telecommunications Council meeting in March 2007 that USF-related cost increases to be paid by the users be restricted, commencing in the fiscal year ending March 31, 2009. The Telecommunications Council began considering this issue in April 2007, and in its September 2007 report, the Telecommunications Council indicated its determination that it would be appropriate (i) for the scope of USF subsidies to be narrowed, so that the per-phone number cost for universal service would be maintained at roughly the same level as the previous year (¥7 per month per phone number) for the fiscal year ending March 31, 2009 and for future years, and (ii) that the resulting cost burden should not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers as interconnection charges (i.e., as a portion of transmission line costs between a feeder point remote terminal and GC). As a result, the unit cost per phone number for the fiscal year ending March 31, 2009 was set at ¥6 per month and the amount of subsidies paid from the USF for the year will be approximately ¥13.6 billion. The amount of subsidies for the fiscal year ending March 31, 2010 is estimated to range from ¥12.9 billion to ¥16.8 billion according to the report of the Telecommunications Council.

Furthermore, in the fiscal year ended March 31, 2008, deliberations were held regarding the future direction of the USF system, and a study group report released in December 2007 concluded as follows: (i) in principle, the current system framework will be maintained (Phase 1) through the first years of the decade beginning 2010, a period in which a majority of voice telephone users will remain as public switched telephone network (“PSTN”) users; (ii) in Phase 2 when the PSTN and IP networks co-exist and the transition to full IP network telephone gets underway and is then completed, there is a certain reasonableness to adopting the approach of a “universal access” system under which a distinction is made between voice services as applications and broadband access networks as infrastructure, and a portion of the costs for maintaining access networks in unprofitable regions will be eligible for subsidies; and (iii) the conclusions reached in (i) and (ii) above are based on circumstances as anticipated at the point in time that such conclusions were reached, and additional issues will be considered and policy directions will be clarified through more detailed future deliberations.

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2011 and beyond, focusing on the design of a specific system for Phase 1. As the shift from PSTN to IP networks accelerates, in order to ensure universal service in high-cost regions, NTT Group believes that a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, as necessary. The conclusion of these deliberations and the specific impact upon NTT Group if modifications are made are uncertain at this time.

Prohibited Activities Regulations

With the spreading use of broadband, technological innovations have made it possible to provide converged services that until now had been separate. These include services similar to broadcasting in which customers can watch movies over a broadband Internet connection and fixed/mobile convergence services. It is expected that services of this type will increase in the future.

However, NTT East, NTT West and NTT DoCoMo are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, NTT East, NTT West and NTT DoCoMo may not give preferential treatment in an unfair manner to any particular telecommunications carrier. As a result, the provision of fixed/mobile convergence services exclusively in collaboration with telecommunications carriers within NTT Group is limited by these prohibited activities regulations. NTT Group intends to respond to market needs for fixed/mobile convergence services, while ensuring that requirements for fair competition, including these prohibited activities regulations, are satisfied. The application of these regulations may impede the timely provision of new services by NTT Group or result in other adverse consequences.

Administrative Advice Decision and Action for Rescission Based on the Antimonopoly Law

In December 2003, the Japan Fair Trade Commission (the “Commission”) issued a warning with regard to the B FLET’S New Family Type service provided by NTT East. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (point-to-multipoint architecture) that was not in fact being used, and that, as a result of this practice, NTT East was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by excluding other businesses, and it advised NTT East to stop this practice.

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision regarding NTT East, to the effect that the above acts relating to the provision of B FLET’S services by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it commenced an action to rescind the decision of the Commission in Tokyo High Court on April 26, 2007, and the action is currently ongoing.

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

Allocation of Frequency Spectrum for Mobile Phones

In the mobile communications business segment, if changes are made to the frequency spectrum allocation system, for example, a reallocation of the frequency spectrum or the introduction of an auction system, such changes may adversely affect NTT Group. (See “Item 4—Information on the Company—Regulations—Other Regulatory Developments—Allocation of Frequency Spectrum for Mobile Phones.”)

System disruptions, network disruptions and issues with system architecture may adversely affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built and maintains fixed-line subscriber telephone, Integrated Services Digital Network (“ISDN”), optical access, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes, typhoons and floods, all of which frequently hit Japan, problems in hardware and software, terrorism, cyber-terrorism, and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be adversely affected by reductions in income and expensive repair costs resulting from any such event.

NTT Group services and products increasingly use advanced, complicated technology, resulting in increased quality control risk. In response to temporary difficulties in connecting to Hikari Denwa and FLET’S services, NTT has made efforts to restore service reliability by making capital investments in its network facilities to strengthen network resilience, taking preventive measures in the form of upgrading software, and by accelerating response time. With regard to the NGN, in light of the results of technological verification made through the field trials, in March 2008 NTT Group started offering quality-assured, high sound quality IP telephone services, video telephone services and Ethernet services for corporate customers on a commercial basis, in addition to its existing optical access services and optical IP telephone services. While NTT Group has endeavored to improve reliability through these initiatives, if a service or product of NTT Group has a defect or similar problem, NTT may be held liable for damages arising from such problem, and the reputation and sales of NTT Group services and products may suffer an adverse effect.

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

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004, the Institute of Electrical and Electronics Engineers (“IEEE”) adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was established. In Japan, frequency allocations have been made for broadband mobile wireless access systems using the 2.5 GHz band, but the licenses have been granted to other companies. NTT Group will continue to consider the provision of services using WiMAX, but if the use of WiMAX spreads more rapidly than anticipated, revenues for NTT Group in both the fixed-line and mobile communications markets may be affected.

Moreover, voice communication software that uses P2P (peer-to-peer) technology to allow any member of the general public to carry out a direct exchange of information is also being adopted. If these and other new technologies and systems are further developed in Japan, competition in both the fixed communications market and mobile communications market may intensify further and the market environment may be affected in other ways. Such changes in the market may affect the revenues of NTT Group. Currently, the specific effects of new technology developments on NTT Group are unclear.

NTT DoCoMo Group has only a limited amount of spectrum available for its services, and other cellular phone operators may not adopt the W-CDMA technology of NTT DoCoMo Group.

NTT DoCoMo Group has limited frequencies and facilities available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DoCoMo’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit. Because base stations and switchboards have only a finite capacity for handling traffic, service quality may deteriorate at peak times or if there is a rapid increase in subscribers, or if there is a rapid increase in the volume of images, music or other content provided by NTT DoCoMo Group’s i-mode services. In addition, with regard to FOMA services, FOMA i-mode packet transmission fixed rate services and fixed rate services for browsing web pages on the Internet and video clips, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DoCoMo Group and that its service quality will deteriorate due to a lack of capacity for increased traffic using existing facilities.

In addition, there may be deterioration in service quality if government agencies do not allocate the frequency spectrum required for unhindered operation, as the number of NTT DoCoMo Group subscribers, as well as traffic from such subscribers, increases.

NTT DoCoMo Group has made efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies. However, there can be no assurance that NTT DoCoMo Group’s efforts will be sufficient to avoid the deterioration of service quality. If NTT DoCoMo Group is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to constraints in providing its wireless services or to the loss of subscribers to competitors.

In addition, while other cellular phone carriers have adopted W-CDMA technology, if the number of cellular phone operators using W-CDMA does not increase or if there are delays in the deployment and dissemination of this technology, NTT DoCoMo Group may not be able to offer global roaming and other services as expected and may not be able to realize the benefits of economies of scale it currently anticipates. Also, NTT DoCoMo Group cannot assure that handset and network vendors will be able to modify their handsets and networks appropriately and promptly if standardization organizations make changes to the specifications for existing W-CDMA technology which require modifications to the handsets and networks that NTT DoCoMo Group currently uses. It is also possible that NTT DoCoMo’s strategic partners may not be able to increase the number of i-mode subscribers or advance the use of i-mode service by such subscribers as anticipated.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has sought to enter into joint ventures, alliances and collaborations, mainly with companies and organizations outside Japan, focusing on wireless services, IP networks and IP service platforms. In addition, NTT Group continues to seek to form affiliations with, collaborate with and make investments in domestic and overseas companies with the goal of expanding non-traffic businesses.

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

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in the fixed-line communications business. Moreover, with the transition to optical access and IP networks, NTT Group is aiming to reduce costs by improving the efficiency of operational systems and through business process reengineering. However, if countermeasures become necessary to achieve revenue expansion, if changes occur in the competitive environment, or if development of the IP network or migration from the existing IP network to the NGN is slower than anticipated, then sufficient cost reductions may not be achieved, due to factors such as costs for simultaneously maintaining duplicate facilities for both the existing IP network and the NGN not decreasing to the extent anticipated.

NTT Group also expects to achieve significant cost reductions by reducing capital investments in the fixed-line communications business for optical access services and the NGN by deploying the results of technical innovations, lowering costs of equipment and improving construction methods. However, such cost reductions may not be achieved as anticipated, and capital investments may be greater than expected.

If NTT Group is unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of intellectual property rights of other companies.

Misuse of products and services offered by NTT Group may have an adverse impact on the credibility and corporate image of NTT Group.

Inappropriate use of NTT Group’s products and services by unscrupulous users may result in a decrease in the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image, which may adversely affect NTT Group’s financial condition and results of operations.

One example is unsolicited bulk e-mail sent through NTT DoCoMo Group’s e-mail services, including i-mode service and short mail. Despite NTT DoCoMo Group’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and pursuing actions against companies which distribute large amounts of such unsolicited bulk e-mails, the source of the problem has not yet been eliminated. If NTT DoCoMo Group’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DoCoMo Group’s corporate image, leading to a reduction in the number of i-mode subscriptions.

Mobile phones have also been used in crimes such as the “it’s me” fraud, whereby callers request an emergency bank remittance pretending to be a relative. To combat these misuses of NTT DoCoMo Group’s services, NTT DoCoMo Group introduced various measures such as more strict identification confirmation at points of purchase, and ending new contracts for pre-paid mobile phones as of the end of March 2005 because pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and this may lead to an increase in cancellation of subscriptions.

In addition, as handsets and services become more sophisticated, new issues may arise when subscribers are charged fees for packet transmission at levels higher than they are aware of as a result of using handsets without fully recognizing over use of packet transmission in terms of frequency and volume. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving. Further, from the perspective of encouraging sound development of the Internet society, NTT DoCoMo Group introduced a filtering service that limits access to harmful web sites that can have a negative impact on minors. However, with regard to this service, there has been a wide range of debate, involving the MIC, Internet content providers, and others, and the matter has become a social issue. These issues may similarly damage NTT DoCoMo Group’s corporate image.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Government, through the Minister of Finance, currently owns 33.7% of NTT’s issued Shares (38.9% of outstanding Shares). The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, a Government official stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may adversely affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2008, the Government’s ownership of Shares was reduced to 33.7% of the issued Shares (38.9% of the outstanding Shares). The Government now owns close to the minimum number of Shares the Government is obligated to own under the NTT Law.* It is possible that the Government may seek to sell the remaining few Shares which it owns in excess of the amount the Government is required to own under the NTT Law. It is also possible that the NTT Law could be revised in order to ease the requirements regarding Government ownership of Shares, increasing the number of Shares the Government is allowed to sell. Additionally, if NTT retires treasury stock, the number of Shares the Government is allowed to sell would increase. The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an adverse impact on the market price of Shares and ADSs.

* Pursuant to the NTT Law, the Government is obligated to hold a number of NTT Shares corresponding to at least one third of the total number of issued Shares. However, pursuant to Article 13 of the Supplementary Provisions to the NTT Law, increases in the number of Shares due to new share issuances are not included in the calculation of total number of issued Shares. Based on this method for calculating the total number of Shares, the percentage of issued Shares owned by the Government is 34.4%.

NTT Group’s business may be adversely affected by the economic situation in Japan.

NTT Group’s businesses, including its telephone services, broadband access services and system integration services, are affected by the economic situation in Japan, since most of NTT Group’s revenues are generated in Japan.

During the fiscal year ended March 31, 2008, the Japanese economy continued to expand at a moderate pace supported by strong performance in the corporate sector. However, fluctuations in stock and currency exchange markets triggered by the subprime mortgage crisis in the United States and crude oil price trends resulted in weak corporate earnings and flat capital investment. Improvements in employment came to a standstill and cautious views concerning economic recovery became more widespread.

If the pace of the recovery declines or economic conditions start to deteriorate again, NTT Group’s results of operations may be adversely affected. In addition, sales of real estate and pension investments by NTT Group may be adversely affected by economic conditions including the depressed stock and financial markets.

Investors may have difficulty enforcing judgments under U.S. securities law regarding the civil liabilities of NTT.

NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT’s directors and management reside outside of the United States (principally in Japan). All or a substantial portion of the assets of such persons or NTT are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or NTT or to enforce against them in federal or state courts in the United States judgments predicated upon the civil liability provisions of the securities laws of the United States. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japanese courts, of liabilities predicated solely under the United States federal securities laws and as to the enforceability in Japanese courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	the financial and operating impact of equity investments in overseas companies;

(ii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G cellular subscriber services and Internet-related businesses;

(iii)	risks and uncertainties associated with the pricing of services;

(iv)	the effects of regulation of the telecommunications business, including the calculation method of interconnection rates;

(v)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(vi)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(vii)	the ability of NTT Group, including NTT DoCoMo Group, to maintain growth and the success of new products and services and new businesses;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DoCoMo Group and the ability to acquire intellectual property rights;

(ix)	the improper handling of confidential matters;

(x)	the occurrence of crime and other social problems resulting from improper use by certain users of handsets or other services offered by NTT DoCoMo;

(xi)	the effect of the introduction of, or changes to, various laws or regulations;

(xii)	the impact of system failure; and

(xiii)	volatility and changes in the economic conditions and security markets in Japan and other countries.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Ownership percentages provided as of June 30, 2008. As of March 31, 2008, NTT owned 64.8% of NTT DoCoMo’s shares.

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

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Japan Corporation, and 92 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION, NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COMMUNICATIONS ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink, Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp., and 36 other companies.

The principal services in the mobile communications business are mobile telephone services and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., DoCoMo Business Net, inc., DoCoMo interTouch Pte. Ltd., and 104 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FORCE CORPORATION, NTT DATA CREATION CORPORATION, itelligence AG, NTT DATA FINANCIAL CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA EUROPE GmbH&Co.KG, and 114 other companies.

Other businesses include building maintenance, real property leasing, systems development, leasing, and research and development. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, and 57 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 46.03 million subscribers nationwide as of March 31, 2008 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of number of channels, transmission rate and line use fees (base rates)).

NTT provides mobile phone services through NTT DoCoMo Group. NTT DoCoMo Group is one of the largest providers of mobile phone services in the world and the largest in Japan, providing mobile phone services to 53.39 million subscribers nationwide as of March 31, 2008. NTT DoCoMo was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2008, NTT owns 65.3% of NTT DoCoMo’s shares.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 30, 2008, NTT owns 54.2% of the shares of NTT DATA.

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

On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law in August 1952 to take over from the Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan, and all Government-owned assets relating to such services were transferred to the predecessor corporation. In 1953, the predecessor corporation’s international division, which operated Japan’s international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. (KDD) (which became KDDI after it merged with DDI Corporation and IDO Corporation in October 2000).

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

From 1999 to 2005 NTT engaged in a series of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2006 was reduced to 13,821,853.

At the ordinary general meeting of the shareholders held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors and to permit sale by NTT of fractional Shares to its shareholders upon the request of holders of fractional Shares. During the fiscal year ended March 31, 2007, NTT purchased and sold fractional Shares to fulfill requests by holders of fractional Shares. As a result, the number of outstanding Shares as of March 31, 2007 was reduced to 13,819,669.

At the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the period between December 2007 and March 2008, NTT acquired 178,698 Shares. None of these Shares were purchased from the Minister of Finance. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2008 was reduced to 13,638,738.

At the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009.

In connection with the implementation of the new electronic central clearing system for shares of listed companies, which is expected to occur in January 2009, NTT has determined, through a resolution of its board of directors adopted on May 13, 2008, to carry out a 100-for-1 stock split in order to convert any fractional shares into full Shares (See “Item 10—Additional Information—Description of Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the new electronic central clearing system and the stock split). After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution will be adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split.

For a description of the transactions in NTT’s Shares during the three most recent fiscal years, see “Item 5—Operating and Financial Review and Prospects—Buy-Back of Company Shares” and Note 14 to the Consolidated Financial Statements.

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

NTT Group provides mobile phone services, a part of NTT Group’s mobile communications business segment, throughout Japan through NTT’s subsidiary, NTT DoCoMo, and its subsidiaries. NTT DoCoMo Group is Japan’s leading mobile phone services provider and is one of the largest mobile phone operators in the world, as measured by the total number of mobile phone subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility telecommunications services such as mobile phone services and other specialized wireless services and satellite mobile communications services, through its extensive and advanced wireless networks. NTT DoCoMo Group also sells mobile phone and related equipment.

Although NTT owns 65.3% of NTT DoCoMo’s shares, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group’s business operations and management are conducted independently of the operations and management of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT’s other subsidiaries are conducted on an arm’s-length basis. However, NTT DoCoMo discusses with, or reports to, NTT on certain important matters.

NTT DoCoMo’s common stock was listed on the First Section of the TSE in October 1998 and ADSs representing shares of common stock of NTT DoCoMo were listed on the NYSE in January 2002. In conjunction with the listing of NTT DoCoMo’s common stock on the TSE in 1998, NTT sold a portion of the shares it held in NTT DoCoMo to the public in Japan and NTT DoCoMo sold additional newly issued NTT DoCoMo shares as part of the same offering. These transactions resulted in NTT’s ownership of NTT DoCoMo being reduced from 94.7% to 67.1%. Thereafter NTT DoCoMo engaged in several purchase and sale transactions in respect of its shares, and in certain cases NTT sold some of the shares it held in NTT DoCoMo to NTT DoCoMo. As a result of these transactions, NTT’s interest in NTT DoCoMo was 64.8% at March 31, 2008. In May 2008, NTT DoCoMo repurchased an additional 311,322 shares of its common stock resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 64.8% to 65.3% as of June 30, 2008. For a description of the transactions in NTT DoCoMo’s shares during the three most recent fiscal years, see “ITEM 5—Operating and Financial Review and Prospects—Transactions Involving NTT DoCoMo Shares” and Note 18 to Notes to the Consolidated Financial Statements.

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

Business Overview and Strategy

In the information and communications market, the transformation to IP-based networks and broadband and ubiquitous communications continues to advance, and the convergence of fixed and mobile services and collaboration between telecommunications and broadcasting services are accelerating. The resulting diversification of customer demands is expected to intensify competition even further.

Under this environment, as a new step forward in implementing its Medium-Term Management Strategy, in May 2008 NTT Group announced its strategy for the rollout of its broadband and ubiquitous services and related restructuring of its business portfolio, under the title “Road to Service Creation Business Group—full-scale rollout of broadband and ubiquitous service.” NTT is also proceeding with the construction of the NGN and moving forward with its goal of providing open connectivity with the networks of other carriers as set forth in its Medium-Term Management Strategy. With “open” and “collaboration” as its key terms, NTT will also continue to collaborate with businesses from a wide range of fields to create and develop new services and new value.

As a specific measure to promote the NGN, NTT Group launched commercial service in the Tokyo metropolitan area and Osaka Prefecture in March 2008, and intends to expand service progressively to ordinance-designated cities and prefectural capitals. NTT will expand services that offer convenience through capitalizing on the high quality and highly secure characteristics of the NGN. In promoting the development and commercial launch of new services that utilize the NGN, NTT Group is collaborating with a range of partners to create new services, including through its participation in the Next-Generation Services Joint-Development Forum.

NTT Group continues to engage in efforts to provide appealing services through the NGN and establish business processes that will allow for accurate and prompt response to customer demands and promote increased use of optical access services.

With respect to FOMA, while increasing customer satisfaction and enhancing customer relationships are its top priorities, NTT Group is taking measures to strengthen its overall competitiveness, including construction of a stable, high-quality network, enhanced after-sales service, introduction of user-friendly rate plans and services, and expansion of its handset lineup. Additionally, in an effort to integrate and strengthen customer service and increase business efficiency, NTT DoCoMo decided to renew its brand in furtherance of the management policies and goals expressed in the “New DoCoMo Commitments—Our Vision for Transformation,” and will reorganize its operational structure through measures centered around the consolidation of eight regional NTT DoCoMo subsidiaries to establish one nationwide company under NTT DoCoMo.

With respect to services for corporate customers, NTT Group will make continuous efforts to bolster marketing and development capabilities and offer a variety of solutions. To respond to customer demands relating to, among others, integrated domestic and overseas information and communication technology (“ICT”) usage and end-to-end network quality assurance, NTT Group is working with overseas businesses, making full use of NTT Group’s comprehensive resources and capabilities.

In addition, NTT Group will continue to conduct and develop global businesses tailored to market conditions in each country and region, using its know-how and experience in providing services based on its research and development, such as NGN services.

NTT Group is also continuing its efforts to expand business in new fields that do not rely on traffic volumes. The entire group is working together to review business processes and increase business efficiency through consolidation of business sites and outsourcing.

At the same time, NTT will continue to allocate the managerial resources of NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, NTT will continue to focus its efforts on the creation of basic technologies required for the development of advanced networks and new services that will support the development of a secure, dependable and convenient ubiquitous broadband society and will undertake proactive measures regarding basic technologies with a focus towards the future. NTT will promote development geared towards commercialization based on close collaboration among NTT Group companies so that the fruits of research and development are reflected in its business. NTT Group will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice related services, IP/packet communications services, and system integration services. Its telephone network is one of the world’s largest networks. Telecommunications services provided by NTT Group are divided into six categories: fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration, and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2006	2007	2008
	(in billions of yen)
Fixed voice related services	¥3,382.7	¥3,113.5	¥28,311
% of total operating revenues	31.5%	28.9%	26.5%
Mobile voice related services	¥3,125.8	¥3,021.3	¥27,398
% of total operating revenues	29.1%	28.1%	25.7%
IP/packet communications services	¥1,953.3	¥2,247.9	¥25,674
% of total operating revenues	18.2%	20.9%	24.0%
Sales of telecommunications equipment	¥592.2	¥583.3	¥6,535
% of total operating revenues	5.5%	5.4%	6.1%
System integration	¥976.6	¥1,092.7	¥11,570
% of total operating revenues	9.1%	10.2%	10.8%
Other services	¥710.6	¥701.7	¥7,320
% of total operating revenues	6.6%	6.5%	6.9%

NTT Group’s results are also segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. See Note 15 to the Consolidated Financial Statements attached hereto and “Item 4—Information on the Company—NTT Group.”

The following table sets forth certain information concerning NTT Group’s principal facilities and operations as of the dates and for the periods indicated:

	As of March 31,
	2004	2005	2006	2007	2008
	(in thousands)
Regional Communications Business:
(NTT East)
Telephone subscriptions	25,264	24,925	23,109	21,392	19,566
Public telephones	245	213	187	172	158
ISDN(1)	4,756	4,425	4,111	3,726	3,339
INS-Net 64	4,391	4,056	3,743	3,363	2,993
INS-Net 1500(1)	36	37	37	36	35
FLET’S Hikari*	426	885	1,889	3,399	4,963
FLET’S ADSL	2,283	2,833	3,001	2,782	2,410
FLET’S ISDN	514	413	332	258	198
Hikari Denwa (channels)		4	471	1,705	3,065
Conventional leased circuit services	267	240	215	193	175
High-speed digital circuit services	249	211	175	148	129
ATM services	8	6	5	4	3

(NTT West)
Telephone subscriptions	25,674	25,396	23,802	21,951	20,054
Public telephones	258	229	206	189	171
ISDN(1)	4,378	4,042	3,748	3,426	3,075
INS-Net 64	4,162	3,829	3,534	3,216	2,878
INS-Net 1500(1)	22	21	21	21	20
FLET’S Hikari*	414	779	1,530	2,677	3,815
FLET’S ADSL	1,806	2,374	2,682	2,541	2,246
FLET’S ISDN	466	356	284	228	185
Hikari Denwa (channels)		0	396	1,469	2,661
Conventional leased circuit services	247	223	205	188	172
High-speed digital circuit services	213	175	141	120	109
ATM services	6	5	4	4	3

*	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

Long Distance and International Communications Business:
Packet exchange services	863	885	844	774	766
Frame relay/cell relay services	56	39	31	27	14
Facsimile communications network services	1,435	1,385	1,041	1,011	979
OCN	4,118	4,640	5,286	6,091	6,830
IP-VPN	86	93	98	93	100
Leased circuit services	13	11	9	8	7
High-speed digital circuit services	34	27	22	19	18
ATM Services	2	2	1	1	1

Mobile Communications Business:
Mobile phone (mova) services	43,283	37,324	27,680	17,092	9,438
Mobile phone (FOMA) services	3,045	11,501	23,463	35,529	43,949
i-mode services(2)	41,077	44,021	46,360	47,574	47,993
PHS services(3)	1,592	1,314	771	453	0

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of i-mode subscriptions includes subscriptions to both mobile phone mova (6,779 thousand) and mobile phone FOMA (41,213 thousand).
(3)	PHS (personal handy-phone) service was terminated on January 7, 2008 (See “Mobile Voice Related Services – PHS services”).

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2008 accounted for 26.5% of NTT Group’s total operating revenues. Fixed voice related services include a portion of the regional communications business segment and long distance and international communications business segment, including telephone subscriptions, ISDN (“INS-Net 64” and “INS-Net 1500”), conventional leased circuits, high-speed digital transmission, and asynchronous transfer mode (“ATM”) services (ATM Mega Link, ATM Share Link).

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

Fixed-line telephone subscriptions decreased in the fiscal year ended March 31, 2008 due to the migration of subscribers to IP telephone services as well as to mobile phone services, direct subscriber telephone services provided by other carriers using dry copper lines, and CATV telephone services. On the other hand, with the rise of broadband access services, demand for ISDN services has continued to fall. As a result, as of March 31, 2008, fixed-line telephone subscriptions decreased by 3,723 thousand from the previous year to 39,620 thousand, and ISDN subscriptions decreased by 738 thousand to 6,414 thousand. As of March 31, 2008, the usage proportions for fixed-line telephone and ISDN subscription services were 77.9% residential and 22.1% business, and 16.5% residential and 83.5% business, respectively.

The following table shows the number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West:

	As of March 31,
	2006	2007	2008
	(in thousands)
(NTT East)
Telephone subscriptions	23,109	21,392	19,566
Public telephones	187	172	158
ISDN(1)	4,111	3,726	3,339
INS-Net 64	3,743	3,363	2,993
INS-Net 1500(1)	37	36	35

(NTT West)
Telephone subscriptions	23,802	21,951	20,054
Public telephones	206	189	171
ISDN(1)	3,748	3,426	3,075
INS-Net 64	3,534	3,216	2,878
INS-Net 1500(1)	21	21	20

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or message area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

The following table sets forth rates (consumption tax not included) currently applied to telephone subscriber services (Type 1, dial tone lines):

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

Telephone subscriber lines ARPU(1) in the fiscal year ended March 31, 2008 was ¥2,720 for NTT East and ¥2,610 for NTT West, down ¥40 (1.4%) and ¥50 (1.9%), respectively, from the previous fiscal year. INS-Net subscriber lines ARPU in the fiscal year ended March 31, 2008 was ¥5,390 for NTT East and ¥5,220 for NTT West, down ¥80 (1.5%) and ¥90 (1.7%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,110 for NTT East and ¥2,960 for NTT West, down ¥60 (1.9%) and ¥60 (2.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services.(2)

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

NTT Group separately computes 4 categories of ARPU for the fixed line business conducted by NTT East and NTT West: telephone subscriber lines ARPU; INS-Net subscriber lines ARPU; aggregate fixed line ARPU; and FLET’S Hikari ARPU. See Note (2) below for a description of how telephone subscriber lines ARPU, INS-Net subscriber lines ARPU and aggregate fixed line ARPU are calculated. The calculation of FLET’S Hikari ARPU is described under “IP/Packet communications Services” in this Item 4. Please refer to “Mobile Communications Services” for a description of how ARPU for mobile phone services is calculated.

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

As of March 31, 2008, NTT Group’s market share of MYLINE services combined was 83.8% for intra-city calls, 79.7% for intra-prefectural inter-city calls and 75.0% for inter-prefecture calls.

There is a concern that factors such as IP telephone services and direct subscriber telephone services offered by competitors will continue to have an impact on tariffs and base rates. NTT Group hopes to offset any resulting decrease in revenues by offering subscriber discount packages with supplementary services to Hikari Denwa subscribers, launching new services, as well as by actively pursuing IP and broadband opportunities. In the fiscal year ended March 31, 2008, NTT East and NTT West vigorously promoted the provision of its Hikari Denwa optical-access IP telephone service. NTT Communications continued the provision of its “PL@TINUM LINE” low-cost plan for domestic and international calls and calls to mobile phones in response to diversified customer needs.

For the fiscal year ending March 31, 2009, interconnection rates will be ¥4.53 for three minutes for GC interconnection (a decrease of 3.4% as compared to the fiscal year ended March 31, 2008 rate) and ¥6.41 for three minutes for IC interconnection (a decrease of 2.1% as compared to the fiscal year ended March 31, 2008 rate).

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

High-speed digital transmission services are dedicated digital services offering high-speed, high-volume transmission. These services are capable of transmitting virtually any type of information, from voice to data and images. These services are far more economical than conventional leased circuits, particularly when used for IP/packet communications.

“ATM Mega Link” is a service that uses asynchronous transfer mode protocols, as opposed to the conventional synchronous transfer mode protocols, to meet communication needs requiring high-speed transmission and a broad coverage area. ATM is a high-speed switching technology that uses fixed-sized cells to transmit voice, data and images. These cells are like envelopes that each carry the same number of bytes of information.

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its dedicated service business in order to provide fixed rate, high-quality access services for businesses. However, as a result of the rapid shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, combined with the rapid spread of broadband services, the number of dedicated service subscriptions has continued to decline. As of March 31, 2008, NTT East had 129 thousand and NTT West had 109 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 175 thousand and 172 thousand. For NTT Communications, as of March 31, 2008, the number of high-speed digital circuit subscribers and the number of conventional leased circuit subscribers were 18 thousand and 7 thousand, respectively.

The following table sets forth the number of subscriptions to dedicated services.

	As of March 31,
	2006	2007	2008
	(in thousands)
Regional communications business
(NTT East)
Conventional leased circuits	215	193	175
High speed digital circuits	175	148	129
ATM circuits	5	4	3

(NTT West)
Conventional leased circuits	205	188	172
High-speed digital circuits	141	120	109
ATM circuits	4	4	3

Long distance and international communications services
Conventional leased circuits	9	8	7
High-speed digital circuits	22	19	18
ATM circuits	1	1	1

Mobile Voice Related Services

Operating revenues for mobile voice related services in the fiscal year ended March 31, 2008 accounted for 25.7% of overall operating revenues. Mobile voice related services include certain services in the mobile communications business segment such as mobile phone services (partially recorded in IP/packet communications services).

While the mobile communications market in Japan is reaching saturation, the demand for second handsets and other products and services is continuing to grow. The total number of mobile phone subscribers increased by 6.2% in the fiscal year ended March 31, 2008 to 102,725 thousand as of March 31, 2008.

NTT DoCoMo Group is Japan’s leading provider of wireless communications services, and is one of the world’s largest mobile phone service operators. As of March 31, 2008, NTT DoCoMo Group had a total of 53,388 thousand mobile phone subscriptions, an estimated 52.0% share of the domestic market.

The following table sets forth information regarding NTT DoCoMo Group’s mobile phone and i-mode service subscribers and its estimated market share:

	As of March 31,
	2006	2007	2008
	(in thousands)
Mobile phone services	51,144	52,621	53,388
Mobile phone services (mova)	27,680	17,092	9,438
Mobile phone services (FOMA)	23,463	35,529	43,949
i-mode services	46,360	47,574	47,993
i-mode services (mova)	23,446	13,522	6,779
i-mode services (FOMA)	22,914	34,052	41,213
Estimated market share(1)(2)	55.7%	54.4%	52.0%

(1)	Number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions

The following table sets forth selected information concerning average communication time per month per subscriber, or minutes of usage (“MOU”), and average monthly revenue per unit, or ARPU, data:

	As of March 31,
	2006	2007	2008
MOU (FOMA+mova)(1)	149	144	138

Aggregate ARPU (FOMA + mova)(2)	¥6,910	¥6,700	¥6,360
Voice ARPU (FOMA + mova)(3)	5,030	4,690	4,160
Packet ARPU (FOMA + mova)	1,880	2,010	2,200
i-mode ARPU (FOMA + mova)	1,870	1,990	2,170

(1)	MOU (Minutes of Usage): Average communication time per month per subscriber.
(2)	ARPU (Average monthly revenue per unit):

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
(3)	Includes circuit switched data transmissions.

Aggregate ARPU (FOMA + mova) = Voice ARPU (FOMA + mova) + Packet ARPU (FOMA + mova)

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

Notes:

1.	Revenue and number of subscriptions for communications module service are not included in the calculation of ARPU and MOU.
2.	i-mode ARPU (FOMA + mova, FOMA and mova) is calculated based on total number of FOMA + mova, FOMA and mova subscriptions, respectively, regardless of whether or not i-mode was used.

The following table sets forth selected information concerning MOU and ARPU data regarding mova services:

	As of March 31,
	2006	2007	2008
MOU (mova)	122	104	82

Aggregate ARPU (mova)	¥5,970	¥5,180	¥4,340
Voice ARPU (mova)	4,680	4,190	3,590
i-mode ARPU (mova)	1,290	990	750

Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

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

The following table sets forth selected information concerning MOU and ARPU data regarding FOMA services:

	As of March 31,
	2006	2007	2008
MOU (FOMA)	202	175	156

Aggregate ARPU (FOMA)	¥8,700	¥7,860	¥6,990
Voice ARPU (FOMA)	5,680	5,070	4,340
Packet ARPU (FOMA)	3,020	2,790	2,650
i-mode ARPU (FOMA)	2,980	2,750	2,610

Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

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

MOU (FOMA+mova) decreased from 144 minutes per month for the fiscal year ended March 31, 2007 to 138 minutes for the fiscal year ended March 31, 2008. ARPU (FOMA+mova), which has been decreasing over the past few years, continued to decline. During the fiscal years ended March 31, 2007 and March 31, 2008, voice ARPU declined while packet ARPU increased slightly. This trend was attributable to a gradual increase in monthly basic fee discount rates associated with long-term use by subscribers with long-term subscription discount agreements, a decrease in MOU, increased subscriptions in new discount programs such as Fami-wari MAX 50, and the rollout of low price billing plans such as the Value Plan. Aggregate ARPU (FOMA+mova) decreased to ¥6,360 in the fiscal year ended March 31, 2008 from ¥6,700 in the prior fiscal year.

Mobile Phone Services

Mobile Phone (mova) Services

NTT DoCoMo Group provides mobile voice related services using a network that covers virtually all of Japan. Mova services are second generation (2G) services and are provided on a nationwide basis using an 800MHz digital network. Also, services using a 1.5GHz network are provided for Tokyo, Osaka, Nagoya and surrounding areas.

Some revenues from mova are included in IP/packet communications services revenues.

Mobile Phone (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DoCoMo Group’s basic strategy is to further develop and expand FOMA services. As of the end of March 2008, the number of FOMA subscriptions was 43.95 million, and the shift from mova to FOMA is expected to continue over the fiscal year ending March 31, 2008.

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

One of NTT DoCoMo Group’s basic strategies has been to focus on offering subscribers usage plans and rates tailored to their usage patterns. As a result, NTT DoCoMo Group offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of prepaid usage (i.e., free minutes) per month for fixed rates. Prepaid amounts are credited against total usage. As customer usage varies from month to month, prepaid usage amounts may remain unused in months in which usage is low. NTT DoCoMo Group introduced in November 2003 its “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, NTT DoCoMo Group offers various discounts, including family discounts and long-term subscriber discounts. The prepaid usage amounts will not change even after a discount for monthly rates has been applied. In November 2005, a number of measures were taken with regard to rates. These included unifying payment structures for FOMA and mova services and introducing new easy-to-understand payment plans. In addition, under the new payment plans, when a customer chooses to join the “New Ichinen Discount”

billing plan, the discount rate on basic usage fees increases according to the number of years the subscription has been maintained (beginning with the second year), gradually increasing to a 25% discount after 10 years. Furthermore, by combining the new “Ichinen Discount” plan with the “Family Discount” plan, customers can reduce their basic usage fees by up to 50%. On December 1, 2005, NTT DoCoMo Group introduced the “Fami-Wari Wide” discount plan targeting children who are junior high school age or younger, seniors aged 60 or older and “Hearty Discount” (a discount plan specifically for disabled persons) subscribers, which combine with the Family Discount plan to provide even greater savings. On March 1, 2006, NTT DoCoMo Group introduced “Fami-Wari Wide Limit,” under which subscribers can make out-going calls up to a pre-determined fee limit. Also, NTT DoCoMo Group expanded application of “Pake-Hodai,” a fixed rate service for packet transmission using i-mode. In August 2007, NTT DoCoMo introduced the Hitoridemo Discount 50 discount service for individuals who are unable to use the Family Discount service. The Hitoridemo Discount 50 service provides a 50% discount on basic monthly charges regardless of length of prior continuous use of the line, on condition of future continuous use for at least two years. NTT DoCoMo also launched the Fami-wari MAX 50 discount service, which provides a 50% discount on basic monthly charges to subscribers to the Family Discount service regardless of length of prior continuous use of lines within the subscription group, on condition of future continuous use for at least two years.

In conjunction with the introduction in November 2007 of the new Value Course handset purchase method, NTT DoCoMo launched the Value Plan, a new rate plan available to customers that select the Value Course. The Value Plan, which is available to subscribers who purchase the 905i series and subsequent handsets, offers a basic monthly charge that is ¥1,680 lower than the charges under earlier plans (before other discounts; including consumption tax).

PHS Services

NTT DoCoMo Group’s personal handy-phone system, or PHS, services comprised wireless voice and data transmission services similar to NTT DoCoMo Group’s cellular services, but the PHS services were offered using a different technology and a different network. PHS was originally introduced by the NTT Personal group of companies (“NTT Personal Group”) in July 1995. NTT DoCoMo Group took over the PHS business from NTT Personal Group in December 1998 and, since that time, NTT DoCoMo Group had implemented a variety of strategies to improve the performance of the PHS business. However, in response to rapid changes in business environment, such as penetration of inexpensive fixed rate services through ADSL and optical fiber access, introduction of packet transmission fixed rate service for mobile phones, and greater transmission speed, NTT DoCoMo Group stopped accepting new applications for PHS services as of April 30, 2005, and decided to terminate PHS services on January 7, 2008.

The following table sets forth information regarding NTT DoCoMo Group’s PHS subscribers and its estimated market share:

	As of March 31,
	2006	2007	2008
PHS subscriptions (in thousands)	771	453	0
Estimated market share	16.4%	9.1%	0%

IP/Packet Communications Services

Operating revenues from IP/packet communications services accounted for 24.0% of NTT’s total operating revenues for the fiscal year ended March 31, 2008. These services are included partly in NTT Group’s regional communications business segment, in part in the long distance and international communications business segment, and in part in the mobile communications business segment.

IP Communications services included in the regional communications business segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “FLET’S Hikari,” based on optical fiber communications, and other fixed rate Internet access services, as well as high value-added services that run on FLET’S networks (dedicated prefectural IP relay networks built by NTT East and NTT West which connect access services such as FLET’S Hikari and FLET’S ADSL to the Internet and other networks).

The following table sets forth information regarding IP/packet communications subscriptions of NTT East and NTT West:

	As of March 31,
	2006	2007	2008
	(in thousands)
(NTT East)
FLET’S Hikari*	1,889	3,399	4,963
FLET’S ADSL	3,001	2,782	2,410
FLET’S ISDN	332	258	198
Hikari Denwa (channels)	471	1,705	3,065
(NTT West)
FLET’S Hikari *	1,530	2,677	3,815
FLET’S ADSL	2,682	2,541	2,246
FLET’S ISDN	284	228	185
Hikari Denwa (channels)	396	1,469	2,661

*	“FLET’S Hikari” is the new comprehensive designation for the family of services previously referred to as “B FLET’S.” FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

NTT East and NTT West began full-scale provision of FLET’S ADSL in December 2000. This is a fixed rate service with maximum download rates of 47 Mbps (for lines shared with telephones). In the fiscal year ended March 31, 2008, the accelerated spread of optical fiber access services and other factors led to a decline in the number of subscribers to FLET’S ADSL, which totaled 4,656 thousand as of March 31, 2008, a decrease of 667 thousand from the previous year.

In the fiscal year ended March 31, 2008, specific business activities relating to the FLET’S Hikari optical access service included collaboration with other companies to expand and improve video services, increased sales of security services to protect against computer viruses and other threats, efforts to provide convenient and high value-added services that customers can use with a sense of security, promotion of connectivity with terminals other than PCs and other measures to expand applications. NTT Group also worked to enhance customer service by reducing lead times from application to the start of services and improving Web-based service application functions. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 8.78 million as of March 31, 2008.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2008 was ¥5,300 for NTT East and ¥5,460 for NTT West, ¥250 (5.0%) and ¥340 (6.6%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa.(1)

(1)	FLET’S Hikari ARPU is calculated by dividing revenues from FLET’s Hikari and revenues from monthly charges, call charges and connection device charges for Hikari Denwa, both of which are included in operating revenues from IP/packet communications services by the number of active subscribers to the relevant services.

For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers (FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West).

For purposes of reporting fiscal year results, number of active subscribers is the sum of active subscribers for each month from April to March, calculated as follows: active subscribers = (no. of subscribers at end of previous month + no. of expected subscribers at end of the current month)/2.

Measures designed to enhance customer service included efforts to reduce lead time from application to the start of services by expanding the use of a system that immediately determines the installation and start of service date when a customer applies for FLET’S Hikari services and by expanding operational systems to increase efficiency. NTT East and NTT West also took active measures to train their IP engineers as a key component in further promoting the stable operation of broadband services.

IP/packet communications services handled by the long distance and international communications business include OCN, IP-VPN and frame relay.

The following table sets forth information regarding IP/packet communications subscriptions of NTT Communications:

	As of March 31,
	2006	2007	2008
	(in thousands)
Packet exchange services	844	774	776
Frame relay/cell relay services	31	27	14
Facsimile communications network services	1,041	1,011	979
OCN	5,286	6,091	6,830
IP-VPN	98	93	100

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT offers fixed rate plans for this service regardless of distance or connection time. In the fiscal year ended March 31, 2008, NTT Communications worked to expand its OCN Internet access services to individual customers and augmented its marketing of “OCN Hikari with FLET’S,” a service with an optical access menu. NTT Communications also began offering new services such as SNS (Social Networking Service) “goo Home,” and worked to enhance existing services such as the Music Ocean music distribution service. NTT Group video distribution services for television were consolidated in NTT Plala Corporation to increase business efficiency and provide more services that appeal to consumers, and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

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

In the fiscal year ended March 31, 2008, NTT Group strengthened its product lineup for corporate customers by, among other measures, becoming the first provider in Japan to offer a 40 gigabit per second (Gbps) service through GIGASTREAM, a high-quality, high-reliability, next-generation dedicated line service. In its global business, NTT Group expanded its service territory by becoming the first Japanese telecommunications carrier to offer an international IP-VPN service (MPLS type) in the Middle East with the commencement of services in the United Arab Emirates.

IP/packet communications services handled by the mobile communications business segment include i-mode.

i-mode service is a wireless, packet-based Internet-access service using a system that transmits information that has been divided into blocks called packets. Using handsets compatible with NTT DoCoMo Group’s i-mode, subscribers access the Internet by way of i-mode servers. i-mode also provides a full range of voice telephone services. The number of i-mode content providers is increasing and, as of March 31, 2008, there were 3,013 content providers and 12,260 i-mode portal menu sites.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 6.1% of NTT’s total operating revenues for the fiscal year ended March 31, 2008. This comprises sales by NTT Group’s regional communications business segment and the mobile communications business segment.

In the regional communications business segment, efforts were focused on commercialization of equipment compatible with FLET’S Hikari services and IP telephone services. In the mobile communications business segment, NTT DoCoMo launched several new products, including: the FOMA 905i series of high-performance mobile phones with the latest functions including international roaming, One Segment broadcasts, and FOMA HIGH-SPEED capability; the FOMA 705i series of mobile phones that feature slim bodies and individualistic designs as well as numerous functions; the FOMA F801i child-friendly phone with basic functions such as one-touch dialing and large text displays as well as security features including theft and loss prevention and a waterproof body; and the F1100 mobile phone equipped with Windows Mobile™ 6* and business functions for enhanced mobility and ease of use.

*	Windows and Windows Mobile are trademarks or registered trademarks of Microsoft Corporation in the United States and other jurisdictions.

System Integration

Operating revenues from system integration accounted for 10.8% of NTT’s total operating revenues for the fiscal year ended March 31, 2008. System integration is included in the long distance and international communications business segment and the data communications business segment.

In the long distance and international communications business segment, during the fiscal year ended March 31, 2008, NTT Communications worked to reinforce its service capabilities by reorganizing business divisions on a customer and industry basis, and also worked to enhance its system engineering (“SE”) capabilities as a means to promote consulting services customized to individual business needs and to provide high value-added solutions for corporate customers.

In the data communications business segment, due to the construction of mission-critical systems, mainly by financial institutions, and demand for investment in compliance-related systems, there has been an increase in corporate investment in software, particularly by financial institutions and the manufacturing industry. In order to maintain its competitive advantage and accommodate customer demand within this business environment, NTT DATA shifted the strategic emphasis from “quantity (sales revenues) to quality (business methods / value creation),” with the ultimate goal of “becoming the number one provider in terms of customer satisfaction.” To achieve this corporate vision, NTT DATA undertook specific measures based on the following principles: “innovation in sales and marketing processes,” “innovation in development processes,” “promotion of efficient group management,” “review of business portfolio,” “emphasis on growth engines,” and “human resources development.”

Through these endeavors, NTT DATA engaged in vigorous marketing activities and promoted the development of efficient systems geared towards obtaining orders for new systems and launching new services in the government, finance, and corporate customer sectors. NTT DATA also continued to provide stable services for existing systems. In addition, NTT DATA promoted its international business activities by enhancing its IT support services in China and other parts of Asia, the United States and Europe through the establishment of overseas subsidiaries and acquisitions of overseas companies in order to support the global business activities of its customers.

Capital Investments

NTT Group’s capital investments for the fiscal year ended March 31, 2008 are shown in the table below:

	Year ended March 31,
	2008	2008
	(in millions of yen)	(in millions of dollars)
Regional communications business	¥856,894	$8,569
Long distance and international communications business	135,041	1,350
Mobile communications business	758,743	7,588
Data communications business	176,826	1,768
Other services	201,357	2,014

Total	¥2,128,861	$21,289

The capital investment amount shown above is the amount, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “payments for property, plants, and equipment” and “acquisition of intangible and other assets.”

	Year ended March 31,
	2008	2008
	(in millions of yen)	(in millions of dollars)
Payments for property, plants, and equipment	¥1,259,719	$12,597
Acquisition of intangible and other assets	728,610	7,286
Total	1,988,329	19,883

Differential with capital investment amount	¥(140,532)	$(1,406)

NTT Group has shifted the focus of its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Capital investment for each segment in the fiscal year ended March 31, 2008 was as follows:

In the regional communications business segment, with emphasis placed on improving customer service and making substantial reductions in costs, capital investments were directed toward the provision of a wide variety of services, expansion of service areas, and other projects directed toward an even greater expansion of optical access services. In particular, NTT Group carried out capital investments related to the commencement of services on the NGN as well as capital investments for the purpose of improving the reliability of Hikari Denwa services and IP networks. For fixed-line telephone services and other mature services, NTT Group made the minimum capital investments required to ensure and maintain the provision of high quality, stable universal service and make full use of existing facilities.

In the long distance and international communications business segment, NTT Group aggressively promoted service enhancements to expand revenue in growth areas and endeavored to strengthen service competitiveness through operating system developments focused on expanding network capacity, cost reductions through simplification, and quality and process improvements.

In the mobile communications business segment, NTT Group made capital investments aimed at addressing customer requests on a more detailed level and further expanding indoor service areas for greater FOMA coverage and quality. NTT Group also moved ahead with the expansion of FOMA HIGH-SPEED areas to enable customers to enjoy a communications environment that allows easy download of large content files. Further, to address the increase in communication traffic from the growing popularity of flat-rate i-mode packet communication and other services, NTT Group made capital investments with the goal of providing more robust facilities. In moving forward with the conversion to IP networks, NTT Group also made efforts toward consolidating and expanding the capacity of network equipment and reducing procurement costs.

In the data communications business segment, NTT Group continued to make capital investments primarily in facilities relating to system integration services.

NTT Group records its physical plant assets as follows:

	As of March 31, 2008
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications business	¥3,849,610	¥437,087	¥1,063,610	¥416,131	¥5,766,438	$57,664
Long distance and international communications business	209,083	45,977	135,614	246,869	637,543	6,376
Mobile communications business	1,818,577	198,156	456,640	1,155,881	3,629,254	36,293
Data communications business	144,971	48,790	98,709	295,256	587,726	5,877
Other services	—	348,108	604,343	233,787	1,186,238	11,862

Total	¥6,022,241	¥1,078,118	¥2,358,916	¥2,347,924	¥11,807,199	$118,072

NTT Group forecasts about ¥2.12 trillion in capital investments for the fiscal year ending March 31, 2009, a level that is roughly equal to the figure for the previous fiscal year (a decline of ¥8.9 billion), with emphasis being placed on investment in the full-scale development of the NGN, FLET’S Hikari and other optical IP services, while FOMA-related investments decline. The following is a breakdown of major items by segment:

	Year ending March 31,
	2009	2009
	(in millions of yen)	(in millions of dollars)
Total	¥2,120,000	$21,200

Breakdown (major items)
Regional communications business(1)	¥885,000	$8,850
Long distance and international communications business(2)	105,000	1,050
Mobile communications business(3)	719,000	7,190
Data communications business(4)	160,000	1,600

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DoCoMo (Consolidated)
(4)	Capital investment amount for NTT DATA (Consolidated)

The breakdown for each segment is as follows:

•	Regional communications business: ¥324 billion in voice transmission services, ¥116 billion in data transmission services, and ¥398 billion in leased circuit services.

•	Long distance and international communications business: ¥45 billion in voice transmission services, ¥18 billion in data transmission services, and ¥4 billion in leased circuit services.

•	Mobile communications business: ¥566 billion in mobile communications services, and other items.

•	Data communications business: ¥90 billion in data communications plant and equipment (including software), and other items.

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

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, creating the potential for new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2008, NTT had 565 subsidiaries and affiliated companies.

In May 2002, approximately 100 outsourcing subsidiaries started operations. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies, each specializing in one of three fields:

•

the facilities and equipment field: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

•	the marketing field: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; planning, design and operation of websites; and

•	the administrative field: outsourcing services for payroll settlement, accounting and others.

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three types of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, commencing June 2007, NTT East accelerated the implementation of plans to consolidate various sites including billing divisions and “116” call centers, and increased its reliance on outsourcing in its efforts to improve business efficiency. In July 2006, NTT West modified its headquarters organization to provide specialized handling for broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties, and in conjunction with these developments consolidated its marketing, facility, and administrative subsidiaries. Furthermore, in July 2007, NTT West supplemented its existing corporate marketing divisions, which focus on medium-sized and larger companies, by establishing the Office Marketing Division at its head office to enhance the effectiveness of marketing activities and proposal-making capabilities targeting small- and medium-sized businesses and small office/home office businesses.

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focusing on providing reliable, high-quality services, including universal services, and, in addition, are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, general affairs and accounting). This system of regional subsidiaries has the advantage of giving NTT a local presence throughout Japan, thereby enabling NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services.

Based on the document entitled “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), in the fiscal year ended March 31, 2007, NTT Group carried out a review of its upper layer businesses (which include Internet connection services, IP telephone services, video distribution services and portal services), and also reviewed its customer service structures for corporate customers in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; NTT Plala Inc. (formerly Plala Networks, Inc.), which provides internet access services and video distribution services for TV; and On Demand TV K.K., which also provides video distribution services. NTT Group also revised its customer accounts system for services to corporate customers. Going forward, NTT East and NTT West are now responsible for customers requiring more locally oriented service, while NTT Communications is now responsible for such customers as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications. In March 2008, to increase business efficiency and provide more appealing services, NTT Group video distribution services for television were consolidated in NTT Plala Inc. and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

The principal business activities of NTT Urban Development Corporation (“NTT Urban Development”) are real estate leasing and sale, along with management of office buildings. Akihabara UDX, construction of which was completed in March 2006, is a multipurpose building containing offices and commercial facilities, as well as IT centers. Serving a variety of functions, it has taken on a central role as the nucleus of the development of Akihabara, as the district transforms itself into a global base for the IT industry. On November 4, 2004, NTT Urban

Development was listed on the First Section of the TSE. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares in conjunction with this listing. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

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

As a result of acquisitions and affiliations among competitor companies, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment. In addition, competition with other carriers has intensified in the mobile communications market with the introduction of mobile number portability, and the broadband sector is experiencing an increase in new entrants, business consolidations, and industry realignment.

NTT Group is moving aggressively with the development of its broadband businesses. In the broadband market, optical access services continued to advance and the overall market continued to grow, although the number of digital subscriber line (“DSL”) subscribers began to decline. During the fiscal year ended March 31, 2008, the number of users in Japan of optical access, ADSL and CATV internet services reached 28.75 million customers (as of March 31, 2008). In addition, new services such as the full-scale roll-out of triple play services that provide integrated Internet access, IP telephone services and video services, the peripheral network business known as consumer-generated media, such as video sharing sites and social networking services, and new services that use information devices and wireless devices, all developed rapidly. Under these business conditions, NTT Group worked to expand its broadband infrastructure, including optical access services. FLET’S Hikari Next service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture. In addition to the provision of services equivalent to existing optical access, optical IP telephone services, virtual private network (“VPN”) services and Ethernet services, NTT Group began offering new services that capitalize on the high-quality voice communication and video telephone capabilities that are key features of the NGN, as well as a variety of supplemental services that enable customers to enjoy video on demand (“VOD”) and other content distribution services at a higher level of quality and stability, and with bandwidth assurance. Specific business activities relating to the FLET’S Hikari optical access service included collaborations with other companies to expand and improve video services, increased sales of security services to protect against computer viruses and other threats, and efforts to provide convenient and high value-added services that customers can use with a sense of security. NTT Group also worked to enhance customer service by reducing lead times from application to the start of services and improving Web-based service application functions. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 8.78 million as of March 31, 2008.

The market for conventional fixed-line telephone services is shrinking as a result of declining traffic volumes due to the proliferation of mobile telephones and a rapid shift to optical and IP telephone services, and rate competition, including competition in base rates, continues to be intense. A growing number of other carriers are using dry copper lines to provide direct subscriber telephone services and, in the corporate market for IP telephone services, there have been increasing launches of IP telephone services using IP Centrex and other systems. Meanwhile, in addition to the IP telephone services provided by ADSL providers and ISPs using the 050 calling code, use of 0ABJ-IP telephone services (optical IP telephone services, etc.) grew in both the corporate and residential markets. 0ABJ-IP telephone service has high potential to serve as an alternative to fixed-line subscriptions due to the fact that it allows use of conventional fixed-line telephone numbers. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information is now being introduced.

Under such conditions, in the fixed-line intra-prefectural market, the number of subscribers to direct subscriber telephone services using dry copper lines reached 4.60 million (as of March 31, 2008), and the number of users of 0ABJ-IP telephone services reached 7.76 million (as of March 31, 2008). As a result of such shifts away from existing fixed-line telephone service, NTT East and NTT West experienced decreases in revenue from fixed-line telephone communication fees and base rates. In the inter-prefectural communications market, NTT Communications finds itself in competition with the traditional relay network businesses, direct subscriber telephone businesses that use dry copper lines, and IP telephone businesses.

In response to these developments, NTT Group is aiming to expand the use of its 0ABJ-IP telephone service Hikari Denwa, which offers the distinctive high quality of optical fiber access, with the number of subscriber channels for Hikari Denwa reaching 5.73 million (as of March 31, 2008). It is expected that a rapid shift to Hikari Denwa will result in decreased profitability for fixed-line telephone services. NTT Group projects that the effects on the fixed-line telephone business will be offset by expanded revenues from optical access services and broadband and ubiquitous services, as well as cost reductions associated with the use of IP networks. However, in the event that revenues from optical access services and broadband and ubiquitous services do not grow as anticipated, or that one-time costs for the migration from the existing networks to the NGN are greater than anticipated, or that IP development slows and the burden of maintaining multiple facilities for both the existing networks and the NGN does not decrease as anticipated, there is the risk of an adverse effect on profitability.

Further, with regard to fixed-line telephone services, as direct subscriber telephone services using dry copper lines become more prevalent, NTT East and NTT West have made efforts to improve competitiveness by offering lower rates. These efforts include the lowering of base rates in January 2005 and the introduction of new discount services. Moreover, NTT East and NTT West have lowered their facility construction charges in order to address changes affecting the industry, including a decrease in the importance of financing investments for the purpose of the early establishment of telephone networks, and the need to respond to competitive pressure caused by the launch by competitors of direct subscriber telephone services that do not require an initial outlay for facility construction. In the fixed-line inter-prefectural market, NTT Communications launched a new service called PL@TINUM LINE & Sekaiwari that provides even greater discounts on international calls to promote sales of “PL@TINUM LINE,” a service with lower domestic, international, and mobile call rates, and has introduced other measures to boost sales. As a result, NTT Communications’ share of MYLINE registrations has been increasing, reaching 75.0% as of the end of March 2008 (an increase of 3.3% over the previous year). With respect to the lowering of facility construction charges described above, some subscribers have called for or demanded a return of paid facility construction charges, and more such calls or demands can be expected going forward. However, NTT Group has set its rates on the condition that such facility construction charges will not be refunded, and believes that it is not obligated to refund such charges.

The mobile communications market is becoming increasingly mature due to the increase in the mobile phone penetration rate, and with the introduction of mobile number portability in the fiscal year ended March 31, 2007 and the market entry by a new carrier, competition among carriers continues to intensify. In addition to the three principal cellular phone services providers in Japan, NTT DoCoMo Group, KDDI Group and SoftBank Mobile, a new entrant, e-Mobile, arrived in March 2007, bringing the total number of providers to four. As of March 31, 2008, NTT DoCoMo Group had 53.39 million subscribers for its wireless services and 43.95 million subscribers for its FOMA services. Amidst the increasingly fierce competition resulting from the introduction of mobile number portability, as of March 31, 2008, the estimated market share was: 52.0% for NTT DoCoMo Group, 29.5% for KDDI Group (including Tu-Ka Group), 18.1% for SoftBank Mobile, and 0.4% for e-Mobile.

The competitors of i-mode are “EzWeb” provided by the KDDI Group and “Yahoo!Keitai” provided by SoftBank. As with i-mode, “EzWeb” and “Yahoo!Keitai” services allow their users to connect to the Internet, send color images and utilize navigation programs. NTT Group expects increasing competition in these areas.

With regard to 3G services, in October 2001, NTT DoCoMo Group commenced W-CDMA services ahead of all other competitors. As of the end of March 2008, NTT DoCoMo 3G subscribers reached 43.95 million.

Competition has become intense in the 3G market, with the KDDI Group starting a CDMA 2000 1x 3G service and SoftBank Mobile and e-Mobile using the same W-CDMA protocols as NTT DoCoMo. As of March 31, 2008, KDDI’s 3G had approximately 29.69 million subscribers and SoftBank Mobile’s 3G had approximately 14.05 million subscribers.

As to PHS services, NTT DoCoMo Group carried out promotional campaigns to encourage PHS customers to transfer from PHS services to FOMA services, and terminated its PHS services on January 7, 2008.

The software business, which is the focus of NTT DATA’s business, is expected to be a major area of growth in the information services industry, and hardware vendors and others are now shifting their main focus to this business. Furthermore, information service companies in rapidly developing nations, such as India and China, are bringing about global competition. It is not entirely clear how the market will grow, and there is a possibility that the competition resulting from the entry of other companies into this market may increase.

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

* Pursuant to the Article 13 of the Supplementary Provisions to the NTT Law, at present, increases in the number of Shares due to new share issuances are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold. In addition, NTT Group’s business and management may be affected if the NTT Law is revised in the future.

The Government and ruling parties agreed on June 20, 2006 that NTT Group’s managerial structure should be reviewed in 2010 based on an evaluation of the status of broadband penetration and NTT’s medium-term management strategy, and that a conclusion should be reached promptly thereafter. However, it is unclear at this time which direction the discussions might take, or what effect the outcome of such discussions might have on NTT Group.

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

Pursuant to the 2001 revisions to the Telecommunications Business Law, NTT East, NTT West and NTT DoCoMo, as the dominant businesses in the market, are prohibited from using interconnection information for other than its intended purpose, and from giving preferential treatment in an unfair manner to any particular telecommunications carrier. As the convergence of fixed and mobile services and collaboration between telecommunications and broadcasting services progresses, the provision of fixed/mobile convergence services exclusively in collaboration with other telecommunications carriers within NTT Group is limited by these prohibited activities regulations. NTT intends to respond to market needs for fixed/mobile convergence services while ensuring that all requirements for fair competition, including these prohibited activities regulations, are satisfied. The application of these regulations may impede the timely provision of new services by NTT Group or result in other adverse consequences.

In addition, from the fiscal year ended March 31, 2007, the Minister of Internal Affairs and Communications has begun implementation of the “Competition Safeguards System”, the purpose of which is to periodically examine the validity of the scope of designated telecommunications facilities, the application of the regulation of prohibited activities and the cumulative fair competition requirements (including those relating to regulatory approval procedures) applicable to NTT Group.

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

On June 29, 2007, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2007. The index for telephone subscriber services and ISDN services was set at 92.7 (the same as for the previous year) for both NTT East and NTT West, and the index for leased circuit services was set at 87.3 (compared with 87.6 for the previous year) for NTT East and 88.0 (compared with 88.5 for the previous year) for NTT West, with a base index of 100.0 being the rates for these services at the reference time of April 1, 2000. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations.

Regarding the standard rate index for the year starting October 1, 2008, the index for telephone subscriber services and ISDN services is expected to remain unchanged, as was the case for the previous year. Since the actual rate index for both NTT East and NTT West is below the standard rate index, it is believed that there is no need for price reductions based on price-cap regulations. The standard rate index for leased circuit services is to be announced by the MIC, and at this point in time it is unclear whether there will be a need for price reductions, and what any impact might be.

For a discussion of rates currently applied to NTT Group’s telephone and ISDN services, see “Item 4—Information on the Company—Principal Business Activities.”

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Type I designated telecommunications facilities, establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister of Internal Affairs and Communications) entered into with other carriers. Among other things, the minister’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management.

Telephone Connection Rates

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Japanese government stated its intention to introduce an LRIC Methodology, and in May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges.

The subsequent shift from dial-up access to ADSL access services brought about a significant decline in communication traffic, and in order to avoid an increase in communication rates through the increase of interconnection charges it was decided that NTS costs would be gradually removed over five years from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). As a result, the interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2008 were set at GC interconnection charges of ¥4.69 (a decrease of approximately 7.1% from the previous year) and IC interconnection charges of ¥6.55 (a decrease of approximately 4.2% from the previous year) (in each case for three minutes).

With respect to the treatment of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that for interconnection charges for the three years commencing with the fiscal year ending March 31, 2009, the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would be reintroduced in stages as interconnection rate costs (September 2007 report of the Telecommunications Council). However, the interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2009, were set at GC interconnection charges of ¥4.53 (a decrease of approximately 3.5% from the previous year) and IC interconnection charges of ¥6.41 (a decrease of approximately 2.1% from the previous year) (in each case for three minutes). As a result, interconnection charge revenues for NTT East and NTT West for the fiscal year ending March 31, 2009 are expected to decline from the prior year.

As discussed below, deliberations are taking place regarding the appropriate structure of the universal service system starting with the fiscal year ending March 2011. At this time, it is unclear what effect the result of the debate regarding the treatment of NTS costs will have on NTT Group.

Optical Fiber Line Interconnection Charges

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “dark fiber interconnection charges”).

With regards to the calculation of subscriber dark fiber interconnection charges, in order to enable more customers to enjoy optical broadband services, NTT Group intends to employ a forward-looking cost method that accounts for prospective demand expansion and greater efficiency in facility costs for the three-year computation period, from the fiscal year ending March 31, 2009 through the fiscal year ending March 31, 2011. NTT Group received approval for this method on June 24, 2008. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year the difference between the actual revenue from interconnection charges and anticipated expenses, which should eliminate the risk of uncollectible accounts so long as actual costs do not exceed anticipated costs.

With regards to the issue of setting per-unit interconnection charges for optical bifurcated lines in a PON system, in the deliberations of the Telecommunications Council that started in Fall 2007 there were a large number of requests from other carriers regarding the regulation of connection rules for the NGN, and a debate continued over a number of sessions. In its report dated March 27, 2008, the Telecommunications Council concluded that it would be appropriate to reconsider this issue after confirming future changes in the market environment and the technologies relating to point-to-multipoint architecture. Depending on future technological changes, this debate may be revived, and the direction and effects of any such review on NTT Group remain uncertain at this time.

Use of NTT Group Telephone Poles by Other Carriers

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

The MIC established a panel in May 2005 to study the necessary changes and plans to hold discussions with NTT East and NTT West, certain other carriers and electric power companies that own the telephone poles. Trial implementations of streamlined procedures for the installation of optical fiber were carried out. Based on the results of those trials, the MIC amended its Guidelines concerning the Use of Telephone Poles and Conduits, etc. of Public Utilities in April 2007.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing universal service. Prior to the amendment of the USF system described below, no subsidies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

Subsequent to the establishment of the USF, as other carriers started to use dry copper lines to provide direct subscriber telephone services, competition intensified for conventional fixed-line telephone services. As a result, the USF system was amended in April 2006 to allow the use of the USF to redress the anticipated deterioration of NTT East and NTT West’s ability to offset the costs of universal service. Under the new policy, NTT East and NTT West began receiving subsidies from the USF in April 2007 and received an aggregate of ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number). Under the universal service system, in addition to NTT East and NTT West, other NTT Group telephone service providers, including NTT Communications and NTT DoCoMo, are also required to make contributions into the USF. However, NTT Group telephone service providers have asked customers to bear the costs of their contribution obligations (¥7 per month per phone number). The aggregate net impact on NTT Group was an increase in revenue (of approximately ¥15.2 billion for the fiscal year ended March 31, 2008).

When the USF was established, it was anticipated that the amount of subsidies from the fund would rise each year as NTS costs would be removed in stages over the five years subsequent to the fiscal year ended March 31, 2006 from interconnection rate costs and recovered through base rates. Accordingly, it was assumed that the costs paid by users would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, a number of interest groups requested at the Telecommunications Council meeting in March 2007 that USF-related cost increases to be paid by the users be restricted, commencing in the fiscal year ending March 31, 2009. The Telecommunications Council began considering this issue in April 2007, and in its September 2007 report, the Telecommunications Council indicated its determination that it would be appropriate (i) for the scope of USF subsidies to be narrowed, so that the per-phone number cost for universal service would be maintained at roughly the same level as the previous year (¥7 per month per phone number) for the fiscal year ending March 31, 2009 and future years, and (ii) that the resulting cost burden should not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers as interconnection charges (i.e., as a portion of transmission line costs between a feeder point remote terminal and GC). As a result, the unit cost per phone number for the fiscal year ending March 31, 2009 was set at ¥6 per month and the amount of subsidies paid from the USF for the year will be approximately ¥13.6 billion. The amount of subsidies for the fiscal year ending March 31, 2010 is estimated to range from ¥12.9 billion to ¥16.8 billion according to the report of the Telecommunications Council.

Furthermore, in the fiscal year ended March 31, 2008, deliberations were held regarding the future direction of the USF system, and a study group report released in December 2007 concluded as follows: (i) in principle, the current system framework will be maintained (Phase 1) through the first years of the decade beginning 2010, a period in which a majority of voice telephone users will remain as PSTN users; (ii) in Phase 2 when the PSTN and IP networks co-exist and the transition to full IP network telephone gets underway and is then completed, there is a certain reasonableness to adopting the approach of a “universal access” system under which a distinction is made between voice services as applications and broadband access networks as infrastructure, and a portion of the costs for maintaining access networks in unprofitable regions will be eligible for subsidies; and

(iii) the conclusions reached in (i) and (ii) above are based on circumstances as anticipated at the point in time that such conclusions were reached, and additional issues will be considered and policy directions will be clarified through more detailed future deliberations.

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2011 and beyond, focusing on the design of a specific system for Phase 1. As the shift from PSTN to IP networks accelerates, in order to ensure universal service in high-cost regions, NTT Group believes that a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, as necessary. The conclusion of these deliberations and the specific impact upon NTT Group if modifications are made are uncertain at this time.

Other Regulatory Developments

Other recent regulatory development in the field of telecommunications are as follows:

Review of the Rules of Competition

The MIC’s New Competition Promotion Program 2010, which was formulated in September 2006 (and amended in October 2007), provides for a review of comprehensive competition rules for the overall broadband market that focuses on each of the layers from terminals to content and applications. Matters to be reviewed include the promotion of facility competition, a review of dominant position rules, a review of the method of calculating interconnection rates for NTT East and NTT West, and the promotion of competition in the mobile communications markets. Measures will be implemented from time to time, as conclusions are reached. The MIC has arranged for a variety of discussions to take place in accordance with the program. Currently it is unclear what conclusions might be reached as a result of these discussions, whether these discussions might result in a specific review of regulations, and, if there is a review, what direction such review might take. Furthermore, if some kind of review does take place, the effects on NTT Group are unclear at this time.

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004; evaluations of dominance in the wireless communications market were made in the fiscal year ended March 31, 2005; and an evaluation centered on the fixed-line telephone market was made in the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007, the analysis centered on Internet connection services and network services for corporations, and in the fiscal year ended March 31, 2008, the analysis focused principally on mobile communications and a strategic evaluation of transactions among telecommunications operators and the effect of platform functions on competition. The results of this review are expected in the Summer of 2008.

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

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision regarding NTT East, to the effect that the above acts relating to the provision of B FLET’S by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it has commenced an action to rescind the decision of the Commission in Tokyo High Court on April 26, 2007, and the action is currently ongoing.

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

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from the Government to use radio frequency spectrum. Allocation of frequency spectrum is governed by the Radio Law and related statutes and regulations. MIC’s study group on policies for effective frequency spectrum use released a final report in October 2004 proposing basic policy regarding amendment of the scheme for spectrum user fees. This report included proposals to revise the Spectrum User Fee scheme for each type of radio station, and impose new spectrum user fees on Designated Regional Radio Frequencies (frequencies designated for use by a licensee that has established a number of specified radio stations in order to cover a large region). These proposals are intended to ensure that the spectrum user fees paid by each licensee are fairly distributed. The report also proposed allocations of funds for measures designed to help bridge the digital divide including, in particular, a system to provide financial assistance covering the costs of providing cable transmission lines to mobile base stations in rural areas meeting certain criteria, and research and development relating to the efficient use of radio waves. These proposed measures were approved and enacted in October 2005, and were reflected in the amended Radio Law which came into force in November 2005 (implementation of the revised spectrum user fee scheme came into force in December 2005).

Trends in New Technology

WiMAX is a technology that allows for high throughput, IP-based wireless broadband connections. In 2004, the IEEE adopted a basic standard for using WiMAX as a fixed wireless technology to provide broadband access to a small number of people scattered over a large area, and in December 2005, a standard for mobile wireless communication based on WiMAX technology was also established. In Japan, initiatives have been taken toward the deployment of WiMAX and other broadband mobile wireless access systems, including a review of technical conditions and license policies for the 2.5GHz band, and the announcement of a spectrum allocation policy proposal. In addition, in accordance with a ministerial order issued in October 2006, PLC (a technology which uses existing power lines to provide high-speed data transmissions) became available for use over indoor power lines, and could be used for LAN construction in a home. Voice communication software that uses P2P technology to allow any member of the general public to carry out direct exchange of information is also being adopted.

Global Businesses

The international communications market is undergoing drastic changes and developments with the rapid advances in ubiquitous broadband technologies, the convergence of fixed and mobile services, and collaboration between telecommunications and broadcasting services. In addition, as the activities of businesses and individuals become increasingly globalized, demand for integrated domestic-international ICT solutions is increasing. Asia remains an important market led by China and India, where mobile phone use is rapidly expanding. Emergent areas such as Russia and the Middle East also promise growth opportunities.

To meet the demands of its corporate customers for integrated domestic-international ICT capabilities and end-to-end network quality assurance, NTT Group, working in collaboration with its overseas partners, is seeking to provide ICT solutions that exploit its comprehensive strengths. NTT Group will continue to expand globally by building on its reputation for high quality and on its comprehensive service offerings that include networks, data centers and system integration. In addition, NTT Group is seeking to develop businesses tailored to the market environment of each region and country by utilizing its track record and know-how in providing services based on cutting-edge research and development, including the NGN.

In the IP/data communications business, NTT Communications is promoting its global ICT solutions business by developing high value-added services which combine hosting and IT management services with NTT Communications’ international network services. NTT DoCoMo is enhancing international roaming services through international alliances, particularly in Asia, and is making steady progress overseas in promoting its mobile multimedia services, such as 3G and i-mode, while creating new revenue bases in the mobile communications business and related businesses. NTT DATA is increasing its capacity to respond to the needs of Japanese multi-national corporations as well as local businesses in the Americas, Europe and Asia, and is bolstering its offshore development systems in Asia.

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

Sri Lanka Telecom PLC. (“SLT”)

In August 1997, NTT signed a contract with the government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested $225 million in SLT, acquiring a 35.2% interest. At the reorganization, this investment was transferred from NTT to NTT Communications. An NTT Communications executive was serving as Chief Executive Officer of SLT. Privatized in 1996, SLT is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

In April 2008, NTT Communications sold its shares in SLT to an investment subsidiary of the Malaysian firm Usaha Tegas Sdn Bhd, for a price of roughly $299 million.

StarHub Ltd. (“StarHub”)

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

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Communications (“Smart”), a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT and FPC, to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of the common shares of PLDT after the exchange of shares.

In January 2006, NTT Communications, PLDT and FPC agreed that NTT Communications would sell half of its PLDT shares (approximately 12.63 million) to NTT DoCoMo for approximately ¥52.1 billion. This transaction was completed in March 2006, and NTT Communications’ ownership interest in PLDT became 7.0%. Subsequently, due to the conversion of outstanding convertible bonds of PLDT, and other factors, NTT Communications’ current ownership interest in PLDT is 6.7%. See “(iii) NTT DoCoMo” for a further discussion of NTT DoCoMo’s investment in PLDT.

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

Far EasTone Telecommunications Co., Ltd. (“Far EasTone”)

In February 2001, NTT DoCoMo invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”), a mobile network operator in Taiwan. Through this business alliance with KG Telecom, NTT DoCoMo aimed to provide sophisticated wireless broadband services to the Taiwanese market using W-CDMA technology and to provide mobile Internet services in Taiwan based on its i-mode technology and business model. In June 2001, NTT DoCoMo signed an i-mode license agreement with KG Telecom to license its intellectual property and technology know-how regarding i-mode services. KG Telecom launched i-mode services in June 2002.

In July 2001, NTT DoCoMo increased its equity stake in KG Telecom by purchasing new shares, thereby increasing its equity stake to 21.4%. The amount of NTT DoCoMo’s additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

In October 2003, NTT DoCoMo agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone, the third-ranked mobile network operator in Taiwan. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DoCoMo became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

At that time, NTT DoCoMo also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled NTT DoCoMo to secure a more solid base in Taiwan and has continued to increase economic value via further development of i-mode services and the 3G business. Far EasTone began its i-mode service on the Global Packet Radio Service (GPRS) network in April 2004 and on a W-CDMA network in July 2005.

In March 2004, NTT DoCoMo signed a consulting agreement with Far EasTone. Under the agreement, NTT DoCoMo provided technical assistance including assistance for network field testing and coverage optimization for the introduction of Far EasTone’s W-CDMA 3G service. Far EasTone launched 3G services based on W-CDMA technology in July 2005.

NTT DoCoMo currently holds a 4.7% equity interest in Far EasTone.

Hutchison Telephone Company Limited (“HTCL”)/Hutchison 3G HK Holdings Limited (“H3G HK”)

In December 1999, NTT DoCoMo acquired a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with Hutchison Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DoCoMo invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for an additional 6.4% equity interest in HTCL.

In July 2001, NTT DoCoMo agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in H3G HK for approximately HK$303,190 (approximately ¥5 million at the date of investment).

In November 2002, NEC Corporation (“NEC”), acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, NTT DoCoMo’s interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. NTT DoCoMo currently holds a 24.1% equity interest in both HTCL and H3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. The 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, NTT DoCoMo signed an i-mode license agreement with HTCL. Under this agreement, NTT DoCoMo provided the know-how, related technologies, and patent rights to HTCL for it to develop i-mode services, and HTCL’s i-mode services were launched in Hong Kong in May 2007.

DoCoMo interTouch Pte. Ltd. (“interTouch”)

In December 2004, NTT DoCoMo invested US $70 million (approximately ¥7.3 billion as of the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers which supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.

In February 2007, NTT DoCoMo decided to consolidate the organizational structure of the subsidiary group and make INTER-TOUCH PTE LTD (currently DoCoMo interTouch Pte. Ltd.), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly owned subsidiary of NTT DoCoMo and the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte. Ltd. The plan, made in response to the inter-touch group’s rapid business growth, is intended to streamline the inter-touch group’s organizational structure and enhance operational efficiency. inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte. Ltd. was dissolved in March 2008.

In December 2007, interTouch reached agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire MagiNet for roughly US$150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, NTT DoCoMo carried out a capital increase in interTouch of US$191 million (roughly ¥21 billion). With this acquisition, interTouch became one of the largest providers of high-speed Internet service in the Asia-Pacific region, with an annual total of 25 million users in 1,000 hotels in 63 countries across the world. In April 2008, NTT DoCoMo announced that the name of the company had been changed to DoCoMo interTouch Pte. Ltd. Going forward, under the DOCOMO brand, interTouch will endeavor to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers.

KT Freetel Co., Ltd. (“KTF”)

In December 2005, NTT DoCoMo entered into an agreement with Korean mobile network operator KTF for a comprehensive strategic alliance including equity participation. Under this agreement, NTT DoCoMo invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

Through this alliance, NTT DoCoMo provided technical support to KTF to deploy a nationwide W-CDMA network successfully. The alliance also aimed to (1) improve convenience for the increasing number of travelers in both countries through the joint development and offering of roaming services, (2) seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of cellular phone services and (3) examine cost-saving opportunities, such as joint handset procurements through the combination of NTT DoCoMo’s expertise in W-CDMA network operation and KTF’s service development capabilities. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible USB type terminals. In October 2007, as part of the joint business activities carried out under the auspices of the Business & Technology Corporation Committee established by the two companies, the companies agreed to invest in KTF DoCoMo Mobile Investment Limited Partnership, a fund managed by KTBnetwork co., LTD. which invests in South Korean venture companies in mobile and IT related fields. In conjunction with this alliance, NTT DoCoMo have agreed to invest KRW 13.5 billion (roughly ¥1.7 billion at time of investment decision) for a 45% equity stake in the fund.

NTT DoCoMo currently hold a 10.5% equity interest in KTF.

Philippine Long Distance Telephone Company

In January 2006, NTT DoCoMo entered into an agreement with NTT Communications, PLDT and FPC, PLDT’s largest shareholder, on a share acquisition and business alliance. Under the agreement, NTT DoCoMo purchased approximately 7.0% of PLDT’s common shares (6.7% of PLDT’s current common shares) from NTT Communications, for an aggregate price of approximately ¥52.2 billion and established a comprehensive business alliance with PLDT. See “(ii) NTT Communications” above for a discussion of NTT Communication’s investment in PLDT.

As part of the alliance, NTT DoCoMo has designated one director to each of PLDT and its mobile network operator subsidiary Smart. In addition, with the goal of developing W-CDMA services for PLDT and Smart and the commencement of i-mode services in the Philippines as well as promoting international roaming services between Japan and the Philippines, NTT DoCoMo concluded an i-mode license agreement with Smart in February 2006. In March 2008, i-mode services in the Philippines commenced.

Since March 2007, NTT DoCoMo has acquired PLDT shares in stages on stock exchange markets, acquiring shares equivalent to 7.5% of PLDT’s outstanding shares as of March 31, 2008 for a total cost of approximately ¥98.9 billion. As a result, combined with NTT Communication’s PLDT shares, NTT Group achieved a 20.9% stake in PLDT in February 2008. With these recent acquisitions of further shares, PLDT became an equity method affiliate of NTT. Going forward, NTT DoCoMo will further strengthen its alliance with PLDT and Smart and make efforts directed toward joint consideration of services and technologies, and will move ahead with activities directed towards even greater convenience in international roaming services.

U Mobile Sdn. Bhd. (“U Mobile”)

In December 2007, NTT DoCoMo agreed with KTF on the acquisition of common shares representing 33% of the outstanding shares in U Mobile, a Malaysian mobile network operator. The acquisition was made through a third party allotment of shares, at a cost of US$200 million (roughly ¥22 billion at the time of investment). In March 2008, after receiving approval from the Malaysian government, NTT DoCoMo completed acquisition of a 16.5% equity stake for US$100 million (roughly ¥11 billion). Jointly with KTF, NTT DoCoMo will participate in U Mobile’s management and draw on its 3G expertise to enhance U Mobile’s competitiveness. NTT DoCoMo also intends in the future to promote international roaming services through U Mobile’s 3G network, thereby providing greater convenience to both South Korean and Japanese customers traveling in Malaysia.

TM International (Bangladesh) Limited (“TMIB”)

In June 2008, NTT DoCoMo entered into an agreement with A.K. Khan Co. Ltd. and its four group companies for the acquisition by NTT DoCoMo of common shares of TMIB, a mobile network operator based in Dhaka, Bangladesh, held by A.K. Khan Co. Ltd. and its four group companies, representing a 30% stake in TMIB. The deal, worth US$350 million (approximately JP¥37 billion), is expected to be completed by the end of 2008. NTT DoCoMo intends to participate in TMIB’s management and actively draw on its expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market.

(iv)	NTT DATA

itelligence AG (“itelligence”)

In January 2008, NTT DATA, through a tender offer carried out by its German subsidiary, acquired 87.4% of the outstanding shares of itelligence for a purchase price of approximately 130 million euros (approximately ¥20.8 billion). itelligence is a Germany-based company that provides system integration services globally. In February 2008, NTT DATA, through its German subsidiary, transferred part of its shares in itelligence to NTT Communications, resulting in NTT DATA and NTT Communications having approximately a 77% and 10% equity stake, respectively, in itelligence. NTT DATA, itelligence, and NTT Communications, joining forces as NTT Group members, aim to bolster their abilities to provide total ICT solutions to both European and global businesses.

The Revere Group, Ltd. (“Revere”)

In November 2005, through a U.S.-based subsidiary, NTT DATA entered into an agreement to acquire a 60% equity stake in Revere, a provider of system integration services operating in the United States. This acquisition enabled NTT DATA to expand its system integration business in the United States through Revere’s industry-specific IT consulting and software development resources, tailored primarily to the manufacturing, financial, and health care industries. Further, Revere is expanding its operational network throughout the United States, and in August 2007, acquired Tryarc LLC, a medium-sized systems company based on the U.S. West Coast.

Shenzhen NTT DATA East Net Co., Ltd. (“EastNet”)

In July 2007, NTT DATA acquired a 51% equity stake in Shenzhen East Net Co. Ltd., from its parent company, BlueNet Co. Ltd., and established EastNet. EastNet has a customer base of Japanese companies primarily in China’s southern region and provides IT services for manufacturing companies, including installation of mission-critical systems. With this acquisition, NTT DATA has secured a local operating base for the stable delivery of IT services in China. This acquisition has also bolstered NTT DATA’s ability to meet customers’ expectations for the construction of global mission-critical systems.

Vertex Software Pvt. Ltd. (“Vertex”)

In December 2007, NTT DATA acquired 68.7% of the outstanding shares of Vertex, a company located in India which provides offshore development services for companies in Japan and the United States. By acquiring Vertex’s management rights and operating Vertex directly as a development center, NTT DATA aims to establish an offshore development structure on a global scale and to bolster development capabilities within the NTT Group through exchange of personnel and other measures.

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

As of March 31, 2008, the total balance sheet amount of NTT Group’s fixed assets was ¥37,334.5 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.4%; telecommunications service lines 36.7%; building and structures 15.5%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 4.7%; land 2.9%; and buildings under construction 0.8%. Substantially all of the important telecommunications equipment is accommodated in buildings owned by NTT Group.

NTT Group networks are continually being updated and are considered appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as Fiber To The Home (FTTH) and mobile communications business such as FOMA, as well as to increase the efficiency of its previous capital investments. As outlined under “Capital Investments,” NTT Group is shifting its capital investment strategy away from infrastructure investment to demand-driven, customer service-oriented investment.

NTT Group has shifted the focus of its capital investment from planned development of telecommunications infrastructure to a strategy of investing in services according to demand.

Research and Development

NTT Group has conducted research and development focused on basic technologies which will bring about sophisticated networks and new services that support a secure, safe, and convenient broadband and ubiquitous communications community, and has actively developed future-oriented basic technologies.

Through its field trials for the NGN, NTT has worked to verify the technologies for ensuring IP network quality and security, thus supporting one of the world’s first efforts to commercialize next-generation networking. In its development of technology, NTT has taken into consideration compliance with international standards and has engaged in proactive efforts to promote the setting of international standards for new technologies, and in doing so has contributed to the spread and development of the NGN technologies. In an effort directed towards the realization of services using the NGN, such as IP retransmission of digital terrestrial television broadcasts, NTT has established multicast network distribution technologies and image processing technologies to meet broadcasters’ demands for high quality.

Efforts to commercialize the results of research and development have included the commercial provision by NTT Resonant Inc. of a framework established for a video sharing service that employs information search technology developed by NTT research labs to enable the blocking of obscene or offensive videos and illegal videos that violate copyrights. In addition, NTT has actively engaged in the creation of new services in the medical field to help address issues that arise in an aging society. For example, to help prevent high blood pressure and other lifestyle-related conditions, efforts were directed towards the development of a health guidance system that utilizes a framework which allows for the simple network-based collection of such biological information as day-to-day blood pressure and weight, and also towards the realization of health care services that allow patients to receive medical guidance via videophone. In the field of technologies for improving Internet convenience, the experimental site “goo Lab” allows customers to preview, experience and rate new technologies. Among the specific technologies presented at this site are a blog search system in which recent keywords in the news are automatically extracted and arranged on a virtual topographical map, enabling users to carry out a search visually while enjoying blogs that capture their interest.

NTT is pursuing the development of fundamental technologies in line with NTT Group’s long-term business strategies in order to sustain continuous network and business development. Specifically, in efforts directed at the development of a quantum computer having performance capabilities far exceeding those of existing computers, NTT succeeded in the development of the world’s first technology that will lead to the control of single atoms. In addition, in response to calls to eliminate the information gap in mountainous areas and other regions where the broadband infrastructure has not yet reached, NTT developed an ultra-miniature integrated circuit chip that makes possible a small, low-cost wireless transmission device capable of high-speed data transmission.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Dramatic changes continue to take place in the telecommunications market environment including the advance of ubiquitous broadband communications and the convergence of services in conjunction with the increased use of IP-based services. In the fixed-line market, optical access services are expanding and the shift from conventional fixed-line telephones to optical IP telephony is continuing. In the mobile communications market, the introduction of mobile number portability in the fiscal year ended March 31, 2007 and market entry by new carriers are spurring advanced functionality of handsets and networks as well as fierce price competition.

Under these business conditions, NTT Group worked to expand and increase the use of broadband infrastructure including optical access services. Specific business activities relating to the FLET’S Hikari optical access service included alliances with other companies to expand and improve video services, increased sales of security services to protect against computer viruses and other threats, efforts to provide convenient and high value-added services that customers can use with peace of mind, promotion of connectivity with terminals other than PCs and other measures to expand applications. NTT Group also worked to enhance customer service by reducing lead times from application to the start of services and improving Web-based service application functions. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 8.78 million as of March 31, 2008.

NTT Group worked with firms in a wide range of fields and consumers on field trials for the NGN to verify the NGN technologies and identify customer preferences. Based on the results of those trials, the FLET’S Hikari Next service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture. NTT Group also established the Next-Generation Services Joint-Development Forum and began activities to deepen understanding concerning the NGN and to develop and commercially launch services utilizing the NGN with a diverse range of partners.

NTT Group took comprehensive measures to enhance the competitiveness of its FOMA third-generation mobile communications services including expansion of fee plans and services, introduction of new sales models, improvement of network quality, and expansion of the handset lineup. Efforts were also made to expand revenue opportunities by promoting the increased use of credit services and international roaming services. As a result of these efforts, the number of FOMA subscribers reached 43.95 million as of March 31, 2008.

With regard to services for corporate customers, NTT Group worked to reinforce its marketing capabilities by reorganizing business divisions on a customer and industry basis, enhancing its SE capabilities and providing high value-added solutions. NTT Group also worked with other companies to expand business in growth areas. In addition, the system integration, data center, and network service offerings were strengthened and service territories expanded to accommodate the global business activities of NTT Group’s customers.

As a result of these activities, despite increases in IP/packet communications service revenues from FLET’S Hikari and FOMA and system integration revenues, NTT Group’s consolidated operating revenues were ¥10,680.9 billion for the fiscal year ended March 31, 2008 (a decrease of 0.7% from the previous fiscal year) due to a decline in fixed voice related services revenues. Consolidated operating expenses were ¥9,376.3 billion (a decrease of 2.9% from the previous fiscal year), due to cost reductions and a decrease in operating expenses resulting from the transfer of the substitutional portion of pension fund benefit obligations and related plan assets to the Government.

Consolidated operating income was ¥1,304.6 billion (an increase of 17.8% from the previous fiscal year), consolidated income before income taxes, minority interests and equity in earnings (losses) of affiliated companies was ¥1,322.3 billion (an increase of 16.7% from the previous fiscal year), and consolidated net income was ¥635.2 billion (an increase of 31.9% from the previous fiscal year).

(Note)	In the above prior-year comparisons, NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008, and prior year figures have been adjusted accordingly.

Factors Affecting the Company’s Financial Condition and Operating Results

Effects of intensifying competition in the fixed-line telephone services market

The market for conventional fixed-line telephone services continues to shrink as a result of the continued migration from fixed-line telephone services to IP telephone services. In addition, alternative services provided by other companies are capturing an increasing number of customers. NTT Group has focused on strengthening competitiveness through price reductions, such as the base rate cuts implemented in January 2005, and the introduction of new discount plans by NTT East and NTT West, as well as the expanded use of Hikari Denwa and other IP telephone services. Nonetheless, fixed voice related service revenues continued to decline in the fiscal year ended March 31, 2008, as a result of the migration of customers to IP telephone services and the direct subscriber services of competing carriers.

NTT Group anticipates a reduction in revenues from voice-related services as the migration from traditional fixed-line telephone services and dedicated lines to IP telephone services, wide area Ethernet and other low-priced IP services gains momentum. However, NTT Group believes this reduction can be offset by increased revenues from IP/packet communications services and expanded revenues from system integration services in the data communications and long-distance and international communications business segments.

Interconnection (Telephone Connection Rates)

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Japanese government stated its intention to introduce an LRIC Methodology, and in May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges.

The subsequent shift from dial-up access to ADSL access services brought about a significant decline in communication traffic, and in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that NTS costs would be gradually removed over five years from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). As a result, the interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2008 were set at GC interconnection charges of ¥4.69 (a decrease of approximately 7.1% from the previous year) and IC interconnection charges of ¥6.55 (a decrease of approximately 4.2% from the previous year) (in each case for three minutes).

With respect to the treatment of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that for interconnection charges for the three years commencing with the fiscal year ending March 31, 2009, the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would be reintroduced in stages as interconnection rate costs (September 2007 report of the Telecommunications Council). However, the interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2009, were set at GC interconnection charges of ¥4.53 (a decrease of approximately 3.5% from the previous year) and IC interconnection charges of ¥6.41 (a decrease of approximately 2.1% from the previous year) (in each case for three minutes). As a result, interconnection charge revenues for NTT East and NTT West for the fiscal year ending March 31, 2009 are expected to decline from the prior year.

As discussed below, deliberations are taking place regarding the appropriate structure of the universal service system starting with the fiscal year ending March 2011. At this time, it is unclear what effect the result of the debate regarding the treatment of NTS costs will have on NTT Group.

Interconnection (Optical Fiber Line Interconnection Charges)

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “dark fiber interconnection charges”).

With regards to the calculation of subscriber dark fiber interconnection charges, in order to enable more customers to enjoy optical broadband services, NTT Group intends to employ a forward-looking cost method that accounts for prospective demand expansion and greater efficiency in facility costs for the three-year computation period, from the fiscal year ending March 31, 2009 through the fiscal year ending March 31, 2011. NTT Group received approval for this method on June 24, 2008. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year the difference between the actual revenue from interconnection charges and anticipated expenses, which should eliminate the risk of uncollectible accounts so long as actual costs do not exceed anticipated costs.

With regards to the issue of setting per-unit interconnection charges for bifurcated lines in a PON system, in the deliberations of the Telecommunications Council that started in Fall 2007 there were a large number of requests from other carriers regarding the regulation of connection rules for the NGN, and a debate continued over a number of sessions. In its report dated March 27, 2008, the Telecommunications Council concluded that it would be appropriate to reconsider this issue after confirming future changes in the market environment and the technologies relating to point-to-multipoint architecture. Depending on future technological changes, this debate may be revived, and the direction and effects of any such review on NTT Group remain uncertain at this time.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law. The USF was established in June 2002 for the purpose of serving as a source of funds to pay for costs associated with providing universal service. Prior to the amendment of the USF system described below, no subsidies had ever been paid to NTT East or NTT West from the USF to compensate them for the cost of universal service.

Subsequent to the establishment of the USF, as other carriers started to use dry copper lines to provide direct subscriber telephone services, competition intensified for conventional fixed-line telephone services. As a result, the USF system was amended in April 2006 to allow for the use of the USF to redress the anticipated deterioration of NTT East and NTT West’s ability to offset the costs of universal service . Under the new policy, NTT East and NTT West began receiving subsidies from the USF in April 2007 and received an aggregate of ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number). Under the universal service system, in addition to NTT East and NTT West, other NTT Group telephone service providers, including NTT Communications and NTT DoCoMo, are required to make contributions into the USF. However, NTT Group telephone service providers have asked customers to bear the costs of their contribution obligations (¥7 per month per phone number). The aggregate net impact on NTT Group was an increase in revenue (of approximately ¥15.2 billion for the fiscal year ended March 31, 2008).

When the USF was established, it was anticipated that the amount of subsidies from the fund would rise each year as NTS costs would be removed in stages over the five years subsequent to the fiscal year ended March 31, 2006 from interconnection rate costs and recovered through base rates. Accordingly, it was assumed that the costs paid by users would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, a number of interest groups requested at the Telecommunications Council meeting in March 2007 that USF-related cost increases to be paid by the users be restricted, commencing in the fiscal year ending March 31, 2009. The Telecommunications Council began considering this issue in April 2007, and in its September 2007 report, the Telecommunications Council indicated its determination that it would be appropriate (i) for the scope of USF subsidies to be narrowed, so that the per-phone number cost for universal service would be maintained at roughly the same level as the previous year (¥7 per month per phone number) for the fiscal year ending March 31, 2009 and future years, and (ii) that the resulting cost burden should not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers as interconnection charges (i.e., as a portion of transmission line costs between a feeder point remote terminal and GC). As a result, the unit cost per phone number for the fiscal year ending March 31, 2009 was set at ¥6 per month and the amount of subsidies paid from the USF for the year will be approximately ¥13.6 billion. The amount of subsidies for the fiscal year ending March 31, 2010 is estimated to range from ¥12.9 billion to ¥16.8 billion according to the report of the Telecommunications Council.

Furthermore, in the fiscal year ended March 31, 2008, deliberations were held regarding the future direction of the USF system, and a study group report released in December 2007 concluded as follows: (i) in principle, the current system framework will be maintained (Phase 1) through the first years of the decade beginning 2010, a period in which a majority of voice telephone users will remain as PSTN users; (ii) in Phase 2 when the PSTN and IP networks co-exist and the transition to full IP network telephone gets underway and is then completed, there is a certain reasonableness to adopting the approach of a “universal access” system under which a distinction is made between voice services as applications and broadband access networks as infrastructure, and a portion of the costs for maintaining access networks in unprofitable regions will be eligible for subsidies; and (iii) the conclusions reached in (i) and (ii) above are based on circumstances as anticipated at the point in time that such conclusions were reached, and additional issues will be considered and policy directions will be clarified through more detailed future deliberations.

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2011 and beyond, focusing on the design of a specific system for Phase 1. As the shift from PSTN to IP networks accelerates, in order to ensure universal service in high-cost regions, NTT Group believes that a system that covers the costs required to maintain provision of services is necessary, and NTT Group intends to promote this point of view, as necessary. The conclusion of these deliberations and the specific impact upon NTT Group if modifications are made are uncertain at this time.

Measures to Strengthen Competitiveness in the Mobile Communications Business

In the mobile communications business, in the fiscal year ended March 31, 2006, under the policy of “Customer-focused Management,” NTT DoCoMo implemented strategic rate revisions, enhanced its handset offering and services, strengthened after-sales service, and improved network quality. As a result, the churn rate dropped to below 1% and NTT DoCoMo was the market leader with the largest net increase in market share of subscribers for the year. This increase in subscriptions lead to a moderate rise in revenues from mobile phone services. However, due in part to the decline in revenues from handset sales resulting from a decline in the number of handsets sold, overall operating revenues in NTT Group’s mobile communications business segment declined by 1.6% from the prior fiscal year to ¥4,765.9 billion.

In the fiscal year ended March 31, 2007, due to expanded discount services and expanded application of fixed rate packet transmission plans, ARPU continued to decline. This decline was offset by an increase of subscribers and the recognition as revenue of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that had been projected to expire, resulting in a slight increase in mobile telephone revenues. In addition, the introduction of mobile number portability led to an increase in handsets sold and thus an increase in handset sales revenues. For these reasons, the mobile communications business segment saw operating revenues increase 0.5% over the previous fiscal year, reaching ¥4,788.1 billion.

In the fiscal year ended March 31, 2008, while revenues in handset sales increased with the introduction of a new handset purchase method called “Value Course” in November 2007, revenues from mobile voice related services decreased as a result of the introduction of new discount services, such as “Fami-wari MAX 50” and “Hitoridemo Discount 50,” and due to the recognition as revenue in the fiscal year ended March 31, 2007 of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that had been projected to expire. As a result, operating revenues in the mobile communications business segment decreased 1.6% from the previous fiscal year, to ¥4,711.8 billion.

Mobile voice related service revenues for the fiscal year ending March 31, 2009 are expected to decrease compared to the fiscal year ended March 31, 2008, as the decline in revenues resulting from the penetration of discount services continues to be only partially offset by an increase in revenue resulting from a modest projected increase in subscribers. However, revenues from handset sales are expected to increase by an amount exceeding the decline in mobile voice related service revenues. As a result, operating revenues for the mobile communications business segment are expected to increase in the fiscal year ending March 31, 2009 compared to the fiscal year ended March 31, 2008. In the mobile telecommunications business segment, where the number of subscribers exceeded 100 million and the market has become increasingly mature, NTT DoCoMo will shift the focus of its business policy to deepening relationships with its customers who are already utilizing its products and services.

Expansion of Mobile Communications Business

NTT DoCoMo Group will make efforts to improve its competitive position by strengthening its core businesses. In addition, NTT DoCoMo Group will move forward with efforts to expand revenue opportunities in areas where further growth is anticipated, including by expanding the mobile credit business, and facilitating widespread adoption of international roaming services provided in collaboration with overseas mobile phone operators.

NTT DoCoMo began offering a new mobile credit payment service known as “iD” in December 2005, and launched its own DCMX credit card service in April 2006. In the fiscal year ended March 31, 2008, NTT DoCoMo continued to act aggressively to gain DCMX customers and promote DCMX use, and to increase the number of stores accepting the iD credit brand. As of March 31, 2008, the number of DCMX subscribers had reached 5.64 million, the number of iD payment terminals installed had surpassed 300,000, and the business environment was steadily developing. Further, NTT DoCoMo intends to increase the value of mobile phones as advertising media by enhancing the i-mode portal functions through the alliance it has established with Google Inc.

Although the contributions by the credit card and advertising businesses to NTT DoCoMo’s business results are still minor at this time, NTT DoCoMo will continue to work to ensure that these businesses expand in the near future.

Overseas Investments

In June 2005, NTT DoCoMo completed the sale of its entire 20% equity interest in Hutchison 3G UK Holdings Limited (“H3G UK”). NTT DoCoMo received a cash payment of £120 million (approximately ¥23.8 billion), and its capital investment in H3G UK was terminated. As a result of the sale of H3G UK shares, NTT Group recorded ¥62.0 billion in non-operating income under “Gains on sales of investments in affiliated companies” (including reclassification of foreign currency translation of ¥38.2 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006.

In October 2005, NTT DoCoMo transferred all of its shares in KPN Mobile (approximately 2.2% of KPN Mobile shares) to KPN, KPN Mobile’s parent company. In connection with this transaction, KPN paid NTT DoCoMo €5 million (approximately ¥700 million) and agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance through the use of KPN Mobile’s i-mode-related patents and know-how. As a result of this transaction, NTT Group recorded a gain on sale of investment securities of ¥40.0 billion (including a foreign currency translation adjustment of ¥25.6 billion) in its consolidated statement of income for the fiscal year ended March 31, 2006 under “Gains on sales of marketable securities and other investments.” In addition, NTT Group recorded ¥14.1 billion (the difference between the fair value of the shares that were sold and the cash amount received) as a non-cash operating expense in its consolidated statement of income for the fiscal year ended March 31, 2006 as consideration paid to obtain the benefits to be received by NTT DoCoMo under the agreement.

In the fiscal year ended March 31, 2008, NTT DoCoMo purchased additional shares in the Philippines telecommunications company PLDT in order to strengthen its partnership with PLDT and its subsidiary Smart Communications, Inc. and to promote joint studies of services and technology. This additional investment by NTT DoCoMo was made at a cost of ¥91.4 billion, giving NTT DoCoMo a 14.2% ownership interest in PLDT. Including the PLDT shares held by NTT Communications, NTT Group now has a 20.9% equity stake in PLDT, as a result of which PLDT is now an affiliated company of NTT accounted for by the equity method of accounting. This change to equity method accounting for NTT Group’s stake in PLDT resulted in ¥12.3 billion being recorded on NTT Group’s consolidated statement of income for the fiscal year ended March 31, 2008 as “equity in earnings (losses) of affiliated companies.”

Sale of Real Estate

To improve asset efficiency, NTT Group has been moving forward with the sale of real estate. In the fiscal year ended March 31, 2007, consolidated non-operating income of ¥60.1 billion was recorded through such sales by NTT East and NTT West. NTT Group continued to move forward with the sale of real estate during the fiscal year ended March 31, 2008, and consolidated non-operating income of ¥58.5 billion was recorded through such sales by NTT East and NTT West.

Transactions Involving NTT DoCoMo Shares

From May to June 2005, NTT DoCoMo repurchased 102,383 shares of its common stock for ¥16,916 million. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 63.0% to 63.2%. Goodwill of ¥5.2 billion was recorded on the consolidated balance sheet as of March 31, 2006 related to these repurchase transactions.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million. NTT sold 1,528,658 shares, resulting in a decrease in its interest in NTT DoCoMo from 63.2% to 62.0%. The resulting gain on sale of ¥41.3 billion was recorded as a part of stockholders’ equity as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased 134,374 shares of its common stock for ¥23,999 million. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.0% to 62.1%. Goodwill of ¥7.3 billion was recorded on the consolidated balance sheet as of March 31, 2006 related to these repurchase transactions.

From May to August 2006, NTT DoCoMo repurchased 517,483 shares of its common stock for ¥89,997 million, and from November 2006 to March 2007, NTT DoCoMo repurchased 363,095 shares of its common stock for ¥67,226 million. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 62.1% to 63.4%. Goodwill of ¥46.9 billion was recorded on the consolidated balance sheet as of March 31, 2007 related to these repurchase transactions.

From May to June 2007, NTT DoCoMo repurchased 350,379 shares of its common stock for ¥72,997 million, and from August 2007 to March 2008, NTT DoCoMo repurchased 615,287 shares of its common stock for ¥99,996 million. As a result of these repurchases, NTT’s ownership interest in NTT DoCoMo increased from 63.4% to 64.8% as of March 31, 2008. Goodwill of ¥16.8 billion was recorded on the consolidated balance sheet as of March 31, 2008 related to these repurchase transactions.

In May 2008, NTT DoCoMo repurchased an additional 311,322 shares of its common stock for ¥49,997 million, resulting in an increase in NTT’s ownership interest in NTT DoCoMo from 64.8% to 65.3% as of June 30, 2008.

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

At the ordinary general meeting of shareholders of NTT held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors.

At the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the period between December 2007 and March 2008, NTT acquired a total of 178,698 of its own Shares at a total acquisition cost of ¥94,429 million.

At the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009.

In connection with the implementation of the new electronic central clearing system for shares of listed companies, which is expected to occur in January 2009, NTT has determined, through a resolution of its board of directors adopted on May 13, 2008, to carry out a 100-for-1 stock split in order to convert any fractional shares into full Shares (See “Item 10—Additional Information—Description of Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the new electronic central clearing system and the stock split). After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution will be adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split.

Revision of Pension Plan

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

In September 2003, NTT Welfare Pension Fund (NTT Kosei Nenkin Kikin) (“Employee Pension Fund”) received approval from the Minister of Health, Labor and Welfare, pursuant to the Law Concerning Defined Benefit Corporate Pension Plans, for relief from its future obligations to disburse the plan benefits representing the substitutional portion of the Employee Pension Fund. In July 2007, the Employee Pension Fund received approval from the Minister of Health, Labor and Welfare for the transfer of the past obligations to the Government, and the Employee Pension Fund converted to NTT Corporate Defined Benefit Pension Plan (NTT Kigyo-Nenkin-Kikin). The transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets to the Government was completed in February 2008. As a result of the foregoing, a ¥317,556 million “Gain from transfer of substitutional portion of Employee Pension Fund” was recorded as a reduction in operating expenses in the consolidated statement of income for the fiscal year ended March 31, 2008.

Consolidation of UDX TMK (tokutei mokuteki kaisha)

In March 2008, NTT Urban Development, NTT’s consolidated subsidiary, acquired an additional 10% of the preferred equity shares of UDX TMK, a special purpose company established to develop property located in front of Akihabara Station. NTT Urban Development now holds 60% of the preferred equity of UDX TMK, and UDX TMK was newly consolidated as a variable interest entity (“VIE”). Approximately ¥200.0 billion in total assets of this VIE were recorded in NTT’s consolidated balance sheet as of March 31, 2008.

Plans of NTT East and NTT West to Update Old Equipment

Due to the implementation by NTT East and NTT West of plans to update a portion of their telecommunications equipment, such as old telephone switchboards, operating expenses, including depreciation costs for the fiscal year ended March 31, 2008 increased by ¥53.5 billion compared to the prior fiscal year.

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with Statement of Financial Accounting

Standards No. 133 (“SFAS 133”), along with certain other clarifications and amendments to SFAS 133 and Statement of Financial Accounting Standards No. 140. The adoption of SFAS 155 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. The adoption of FIN 48 did not have a material impact on the results of operations or financial position of NTT Group.

Recent Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the results of operations or financial position of NTT Group.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management has not yet determined if it will choose the fair value option upon adoption of SFAS 159.

In December 2007, the FASB issued a revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R establishes principles and requirements regarding the use of the acquisition method of accounting, definition of the acquirer, determination of the acquisition date and scope of application (all transactions and other events in which one entity obtains control over one or more other businesses). This statement is effective for business combinations or transactions entered into in fiscal years beginning on or after December 15, 2008, which, for NTT Group, is the year beginning April 1, 2009. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires that changes in a parent’s ownership interest in a subsidiary that does not result in deconsolidation be accounted for consistently, as equity transactions. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, which, for NTT Group, is the fiscal year beginning April 1, 2009. Management is currently evaluating the potential impact of adoption of SFAS 160 on its results of operations and financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable users of financial statements to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS 161 is effective for interim periods and fiscal years beginning after November 16, 2008, which, for NTT Group, is the fiscal year beginning April 1, 2009. Management is currently evaluating the impact of adoption of SFAS 161 on its disclosure regarding derivative instruments and hedging activities.

Critical Accounting Policies

NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Note 2 to the consolidated financial statements includes a summary of significant accounting policies used in the preparation of these financial statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to revenue recognition, estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles with finite useful lives, goodwill and indefinite life intangible assets, investments, employees’ retirement benefits and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. NTT believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Revenue Recognition

Revenue arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates, newly introduced or anticipated products, services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. Recognized losses are subject to revisions as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2006, 2007 and 2008 were ¥2,110.9 billion, ¥2,097.3 billion and ¥2,161.9 billion, respectively. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and indefinite life intangible assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), NTT Group does not amortize goodwill, but tests the assets for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and also between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. NTT Group has also reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods and determined that no intangible assets have indefinite lives. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, as well as the strategic significance of the reporting unit to NTT’s business objectives.

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

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately 1.3% and (2.2%) (including gain on transfer of the substitutional portion of the Employee Pension Fund) of NTT Group’s total operating expenses for the fiscal years ended March 31, 2007 and 2008, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2008, the total amount of net actuarial loss was ¥287.3 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future net periodic benefit costs.

For the fiscal years ended March 31, 2007 and 2008, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 45.0%, 25.0%, 10.0%, 15.0% and 5.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, and for the NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan), approximately 60.8%, 18.2%, 7.7%, 10.5% and 2.8% (weighted-average) of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2008, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2007 and 2008 were approximately 3% and (7%), respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.0% as of March 31, 2007 and of 2.2% as of March 31, 2008. In determining the benefit obligations, NTT Group used a discount rate of 2.2% as of March 31, 2007 and of 2.3% as of March 31, 2008. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2008:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	- /+ 200.0	+ /-5.0	+ /-120.0
50 basis point increase / decrease in expected return on assets	—	- /+ 14.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A one-percentage point change in the effective tax rate would increase or decrease income tax expense by approximately ¥17.0 billion.

NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period such judgment is made. As of March 31, 2008, NTT Group had gross deferred tax assets of ¥1,480.5 billion, which included a valuation allowance of ¥212.1 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized.

Results of Operations

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Operating revenues in the fiscal year ended March 31, 2008 declined 0.7% from the previous fiscal year to ¥10,680.9 billion. Despite an increase in IP-related revenues due to an increase in the number of FLET’S Hikari subscriptions, an increase in system integration revenues, particularly in the data communications business segment, and an increase in handset revenues due to the introduction of new sales models in the mobile communications business segment, these increases were insufficient to offset the decline in voice communications services revenues, resulting in a decrease in revenues overall.

Operating expenses in the fiscal year ended March 31, 2008 decreased by 2.9% from the previous fiscal year to ¥9,376.3 billion. Despite higher revenue-linked expenses due to the growth of system integration revenues and an increase in depreciation costs and in expenses from revision of NTT DATA’s employee secondment practices, there was a substantial decline in operating expenses resulting from the transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets to the Government.

As a result, operating income in the fiscal year ended March 31, 2008 was ¥1,304.6 billion, and NTT Group achieved an increase in operating income of approximately ¥197.6 billion, up 17.8% from the previous fiscal year.

Other income in the fiscal year ended March 31, 2008 decreased ¥8.0 billion from the previous fiscal year to ¥17.7 billion, one factor in which was a decrease in gains from the sale of fixed assets.

As a result, income before income taxes, minority interests and equity in earnings (losses) of affiliated companies in the fiscal year ended March 31, 2008 increased by 16.7% from the previous fiscal year to ¥1,322.3 billion. Net income in the fiscal year ended March 31, 2008 increased by 31.9% to ¥635.2 billion.

*	Information provided for the fiscal year ended March 31, 2007 has been adjusted as a result of the retroactive application of the equity method of accounting for an affiliate investment.

Operating revenues for the fiscal year ended March 31, 2008 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. (See Note 15 to the Consolidated Financial Statements.)

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2008 decreased by 9.1% from the previous fiscal year to ¥2,831.1 billion, accounting for 26.5% of total operating revenues. NTT Group’s fixed voice related services include a portion of telephone subscriber services, ISDN services and dedicated services (conventional leased circuits, high-speed digital circuits and ATM circuits) from the regional communications segment and the long distance and international communications business segment.

Regional Communications Business Segment

Fixed-line telephone subscriptions decreased by 3,723 thousand, falling to 39,620 thousand subscriptions as of March 31, 2008. This decrease was due to a number of factors including the migration to IP telephone services and the shift of subscribers to mobile phones, direct subscriber telephone services using dry copper lines, and telephone services that make use of CATV lines.

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2008 fell to 6,414 thousand (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts), a decrease of 738 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
(NTT East)
Telephone subscriptions	23,109	21,392	19,566
ISDN subscriptions*	4,111	3,726	3,339
INS-Net 64	3,743	3,363	2,993
INS-Net 1500	37	36	35

(NTT West)
Telephone subscriptions	23,802	21,951	20,054
ISDN subscriptions*	3,748	3,426	3,075
INS-Net 64	3,534	3,216	2,878
INS-Net 1500	21	21	20

*	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber line ARPU in the fiscal year ended March 31, 2008 was ¥2,720 for NTT East and ¥2,610 for NTT West, lower by ¥40 (1.4%) and ¥50 (1.9%), respectively, than the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2008 was ¥5,390 for NTT East and ¥5,220 for NTT West, lower by ¥80 (1.5%) and ¥90 (1.7%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,110 for NTT East and ¥2,960 for NTT West, lower by ¥60 (1.9%) and ¥60 (2.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services. Please refer to “Item 4—Information on the Company—Principal Business Activities—Fixed Voice Related Services” for a description of how telephone subscriber lines ARPU, INS-Net subscriber line ARPU and aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) are calculated.

NTT East and NTT West’s market shares for MYLINE registrations continued to shrink. However, NTT Communications’ market share for MYLINE increased.

	As of March 31,
	2006	2007	2008
Intra-city:
NTT East	68.2%	63.9%	61.2%
NTT West	69.9%	64.0%	60.4%
NTT Communications	9.1%	17.8%	22.9%
Intra-prefectural and inter-city:
NTT East	62.5%	58.7%	56.4%
NTT West	63.9%	58.6%	55.5%
NTT Communications	9.9%	18.6%	23.7%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2008 were ¥4.69 per three minutes for the GC interconnection charges and ¥6.55 per three minutes for the IC interconnection charges. In addition, revenues from interconnection charges for the fiscal year ended March 31, 2008 decreased by ¥37.0 billion to ¥147.0 billion for NTT East and by ¥34.0 billion to ¥156.0 billion for NTT West (including subsidies to NTT East and NTT West).

The number of customers who select dedicated services continues to decrease and the number of dedicated service subscribers continues to decline as a result of an increased shift to high-capacity, low-priced IP and Ethernet data transmission services.

The number of dedicated service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
NTT East:
Conventional leased circuits	215	193	175
High-speed digital circuits	175	148	129
ATM circuits	5	4	3
NTT West:
Conventional leased circuits	205	188	172
High-speed digital circuits	141	120	109
ATM circuits	4	4	3

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, NTT Group took active measures to maintain revenues including aggressively promoting sales of the “PL@TINUM LINE” service and proposing diverse package solutions including toll-free services. However, contractions of the market due to the decline in telephone subscriptions, a shift in traffic to mobile phones, and the proliferation of e-mail resulted in lower revenues from telephone calls and a decrease in revenues from fixed voice related services in this segment.

The following table shows the market share of MYLINE registrations:

	As of March 31,
	2006	2007	2008
Inter-prefectural	66.4%	71.7%	75.0%
International	63.5%	69.5%	73.1%

The number of dedicated service subscribers decreased due to the shift to less expensive IP/packet communication services.

The number of dedicated service subscribers in the long-distance and international communications business segment is as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
Conventional leased circuits	9	8	7
High-speed digital circuits	22	19	18
ATM circuits	1	1	1

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2008 were ¥2,739.8 billion, a decrease of 9.3% from the previous fiscal year, accounting for 25.7% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova and FOMA.

Mobile Communications Business Segment

The mobile communications market is becoming increasingly mature due to the increase in penetration rate, and with the introduction of mobile number portability in the fiscal year ended March 31, 2007 and the market entry by new carriers, competition among carriers continues to intensify.

As of March 31, 2008, the number of NTT Group’s mobile phone subscribers for mova and FOMA reached 53,388 thousand, an increase of 1.5%, from 52,621 thousand as of March 31, 2007. The growth rate in the number of NTT Group’s mobile phone subscriptions is expected to decline in the future as the growth rate of mobile phone subscribers declines in Japan as a result of market maturity. The number of FOMA subscriptions increased to 43,949 thousand as of March 31, 2008 from 35,529 thousand as of March 31, 2007. On the other hand, the number of mova subscriptions, which has been decreasing since the fiscal year ended March 31, 2004 as a result of the shift to FOMA services, decreased by 44.8% to 9,438 thousand as of March 31, 2008. It is expected that the migration of mova subscribers to FOMA services will continue.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2006	2007	2008
	(in thousands)
Mobile phone services	51,144	52,621	53,388
Mobile phone services (mova)	27,680	17,092	9,438
Mobile phone services (FOMA)	23,463	35,529	43,949
i-mode services	46,360	47,574	47,993
i-mode services (mova)	23,446	13,522	6,779
i-mode services (FOMA)	22,914	34,052	41,213
Estimated market share(1)(2)	55.7%	54.4%	52.0%

(1)	Number of subscriptions of other carriers are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions.

Aggregate ARPU of cellular (FOMA + mova) service decreased by ¥340 (5.1%) to ¥6,360 in the fiscal year ended March 31, 2008 from ¥6,700 in the fiscal year ended March 31, 2007. While Voice ARPU (FOMA + mova) decreased by ¥530 (11.3%) to ¥4,160 in the fiscal year ended March 31, 2008 from ¥4,690 in the fiscal year ended March 31, 2007, Packet ARPU (FOMA + mova) increased by ¥190 (9.5%) to ¥2,200 in the fiscal year ended March 31, 2008 from ¥2,010 in the fiscal year ended March 31, 2007. This was due to an increase in monthly basic fee discount rates associated with long-term use by subscribers with long-term subscription discount agreements, a decline in MOU, and an increase in subscriptions in new discount programs such as Fami-wari MAX 50. Please refer to “Item 4—Information on the Company—Principal Business Activities” for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In the fiscal year ended March 31, 2008, operating revenues for IP/packet communications services increased 14.2% over the previous fiscal year to ¥2,567.4 billion, accounting for 24.0% of total operating revenues. NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment (e.g., FLET’S ISDN, FLET’S ADSL and FLET’S Hikari), a portion of the services in the long distance and international communications business segment (e.g., OCN, IP-VPN and frame relay services), as well as a portion of the services in the mobile communications business segment (e.g., mova and FOMA).

Regional Communications Business Segment

In the broadband services market, the number of ADSL subscribers is now undergoing a net decrease, while optical access services continue to expand at an accelerated pace as the market continues to grow. The total number of subscribers for the overall market as of March 31, 2008 was 12,711 thousand subscriptions for ADSL and other DSL services and 12,153 thousand subscriptions for optical access services.

In response to these market developments in the regional communications business segment, NTT Group worked to secure revenue bases by enhancing broadband services, particularly FLET’S Hikari, and continued its efforts to increase business efficiency.

In the broadband service business, with the objective of increasing the number of FLET’S Hikari customers, NTT Group (1) enhanced video services such as multi-channel broadcasts and VOD in collaboration with other companies, and (2) took measures to expand and promote high value-added services such as security services that protect against computer viruses and other threats and launching FLET’S Home Security, a service that enables customers to monitor their homes from remote locations via a mobile phone using network cameras. NTT Group also worked to promote sales by proposing new use scenarios, for example, by collaborating with another company to promote connectivity between TV game consoles and FLET’S Hikari.

With regard to the NGN, NTT Group verified the NGN technologies and identified customer needs through field trials in which both private and corporate customers from various fields participated. Based on the results of those trials, the FLET’S Hikari Next service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture.

The number of subscriptions for fixed rate IP services was as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
NTT East
FLET’S Hikari*	1,889	3,399	4,963
FLET’S ADSL	3,001	2,782	2,410
FLET’S ISDN	332	258	198

Hikari Denwa (channels)	471	1,705	3,065

NTT West
FLET’S Hikari*	1,530	2,677	3,815
FLET’S ADSL	2,682	2,541	2,246
FLET’S ISDN	284	228	185

Hikari Denwa (channels)	396	1,469	2,661

*	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2008 was ¥5,300 for NTT East and ¥5,460 for NTT West, ¥250 (5.0%) and ¥340 (6.6%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa. Please refer to “Item 4—Information on the Company—Principal Business Activities—IP/Packet Communications Services” for a description of how FLET’S Hikari ARPU is calculated.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, NTT Group worked to expand IP services domestically and overseas and reinforce its global business.

For corporate customers, NTT Group strengthened its product lineup by, among other measures, becoming the first provider in Japan to offer a 40 Gbps service through GIGASTREAM, a high-quality, high-reliability, next-generation dedicated line service.

In its global business, NTT Group provided its customers with comprehensive, high value-added services globally by adding its data center, security and server management services to its network integration service. NTT Group’s efforts in this area are being increasingly recognized by customers as well as being rated highly by external sources. In a customer satisfaction survey on global data communication services, “Voice of the Customer: Global Data VPN” conducted by Telemark Services Ltd. (UK), NTT Communications was rated the first out of eight large global carriers. In the World Communication Awards 2007, held in London in November 2007, NTT Communications was recognized for its ability to provide fully managed network and ICT services, and was awarded the “Best Managed Service” award.

For individual customers, NTT Group augmented its marketing of the OCN Hikari with FLET’S optical access service menu and took other measures to increase sales of its OCN Internet access services. As a result, the number of OCN subscribers reached 6,830 thousand as of March 31, 2008. NTT Group also worked to enhance existing services such as the Music Ocean music distribution service.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2006	2007	2008
	(in thousands)
Packet exchange services	844	774	776
Frame relay/cell relay services	31	27	14
Facsimile communications network	1,041	1,011	979
OCN	5,286	6,091	6,830
IP-VPN	98	93	100

Mobile Communications Business Segment

Packet communications service revenues increased as a result of subscribers shifting from mova to FOMA services, an increase in subscriptions for information transmission services for FOMA handsets such as i-channel, and steady growth in i-mode flat-rate packet communication services for FOMA handsets. Details concerning the number of i-mode service subscriptions and packet ARPU are provided in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2008 increased by 12.0% from the previous fiscal year to ¥653.5 billion, accounting for 6.1% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

Revenues for the regional communications business segment declined despite efforts by NTT Group to develop products that can create new usage scenarios tailored to customer needs such as home security products and hardware devices with universal designs.

Mobile Communications Business Segment

Although both the volume of handset sales to distributors and unit prices declined from the previous fiscal year, the introduction in November 2007 of the Value Course, a new mobile phone purchase method under which handsets are sold without promotional discount, resulted in a decrease in the amount of handset incentives, which are deducted from handset sales revenues. As a result, handset sales revenues increased from the previous fiscal year.

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2008 increased by 5.9% over the previous fiscal year to ¥1,157.0 billion, accounting for 10.8% of total operating revenues. NTT Group’s system integration services include a portion of the services in the data communications business segment and a part of the long distance and international communications business segment.

Data Communications Business Segment

Revenues in the data communications business segment increased from the previous fiscal year due to the expansion of consolidated subsidiaries and the steady operating performance of existing subsidiaries.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, as an ICT solutions partner trusted by its customers, NTT Communications reorganized its corporate marketing structures mainly by industry and business focus, improved processes, and strengthened system engineering functions. NTT Communications also took measures to strengthen problem-solving consulting capabilities within its corporate marketing function. As a result, revenues in this segment increased over the previous fiscal year.

Other Businesses

Operating revenues for the fiscal year ended March 31, 2008 for other businesses increased 4.3% from the previous fiscal year to ¥732.0 billion, accounting for 6.9% of total operating revenues. Operating revenues from the other businesses segment principally comprise operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Operating revenues in the fiscal year ended March 31, 2007 rose 0.2% from the previous fiscal year to ¥10,760.6 billion. Although the increase in IP/packet communications services revenues did not cover the decline in voice communications services revenues, system integration services in the data communications business segment performed well, resulting in an overall increase in revenues.

Operating expenses in the fiscal year ended March 31, 2007 increased by 1.1% from the previous fiscal year to ¥9,653.5 billion as a result of increased system integration expenses incurred due to higher sales and higher handset costs relating to FOMA sales in the mobile communications business segment.

As a result, operating income was ¥1,107.0 billion in the fiscal year ended March 31, 2007, a decline of 7.0% from the previous fiscal year.

Other income in the fiscal year ended March 31, 2007 decreased ¥85.7 billion from the previous fiscal year to ¥25.7 billion. The decline was the result of a ¥62.0 billion gain from the sale of Hutchinson 3G UK Holdings Limited shares and a ¥40.0 billion gain from the sale of KPN Mobile N.V. shares which had been recorded in the previous fiscal year.

As a result, income before income taxes, minority interests and equity in earnings (losses) of affiliated companies in the fiscal year ended March 31, 2007 decreased by 13.0% from the previous fiscal year to ¥1,132.7 billion. Net income in the fiscal year ended March 31, 2007 decreased by 4.3% to ¥481.4 billion.

*	Figures for prior years have been adjusted as a result of the retroactive application of the equity method of accounting for an affiliate investment.

Operating revenues for the fiscal year ended March 31, 2007 are summarized as follows:

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2007 decreased by 8.0% from the previous fiscal year to ¥3,113.5 billion, accounting for 28.9% of total operating revenues.

Regional Communications Business Segment

Fixed-line telephone subscriptions decreased by 3,568 thousand, falling to 43,343 thousand subscriptions as of March 31, 2007. This decrease was due to a number of factors, including the growing popularity of IP telephone services and telephone services that make use of CATV lines, a shift of subscribers to mobile phones and a migration of subscribers to direct subscriber telephone services using dry copper lines.

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2007 fell to 7,152 thousand (assuming one INS-Net 1500 contract is equivalent to ten INS-Net 64 contracts), a decrease of 707 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West were as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
(NTT East)
Telephone subscriptions	24,925	23,109	21,392
ISDN subscriptions*	4,425	4,111	3,726
INS-Net 64	4,056	3,743	3,363
INS-Net 1500*	37	37	36
(NTT West)
Telephone subscriptions	25,396	23,802	21,951
ISDN subscriptions*	4,042	3,748	3,426
INS-Net 64	3,829	3,534	3,216
INS-Net 1500*	21	21	21

*	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber line ARPU in the fiscal year ended March 31, 2007 was ¥2,760 for NTT East and ¥2,660 for NTT West, each ¥20 (0.7%) lower than in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2007 was ¥5,470 for NTT East and ¥5,310 for NTT West, down ¥60 (1.1%) and ¥70 (1.3%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,170 for NTT East and ¥3,020 for NTT West, down ¥20 (0.6%) and ¥30 (1.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services. Please refer to “Item 4—Information on the Company—Principal Business Activities—Fixed Voice Related Services” for a description of how telephone subscriber lines ARPU, INS-Net subscriber line ARPU and aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) are calculated.

NTT East and NTT West’s market shares for MYLINE registrations continued to shrink. However, NTT Communications’ market share increased.

	As of March 31,
	2005	2006	2007
Intra-city:
NTT East	69.3%	68.2%	63.9%
NTT West	72.0%	69.9%	64.0%
NTT Communications	3.4%	9.1%	17.8%
Intra-prefectural and inter-city:
NTT East	62.8%	62.5%	58.7%
NTT West	64.9%	63.9%	58.6%
NTT Communications	4.3%	9.9%	18.6%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2007 were ¥5.05 per three minutes for the GC interconnection charges and ¥6.84 per three minutes for the IC interconnection charges. In addition, revenues from interconnection charges for the fiscal year ended March 31, 2007 decreased by ¥30.0 billion to ¥183.0 billion for NTT East and by ¥21.0 billion to ¥190.0 billion for NTT West (including subsidies to NTT East and NTT West).

The number of dedicated service subscribers continues to decline in conjunction with the proliferation of broadband services, as a rapid shift is now under way towards a preference for high-capacity, low-priced IP and Ethernet services.

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

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, NTT Communications promoted sales of the “PL@TINUM LINE” service which provides discounts for domestic, international and mobile phone calls and reinforced NTT Communications’ competitiveness with the launch of the “PL@TINUM LINE & Sekaiwari” service which offers increased discounts on international calls. As a result, NTT Group’s market share in this segment increased.

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

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2007 were ¥3,021.3 billion, a decrease of 3.3% from the previous fiscal year, accounting for 28.1% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova, FOMA and PHS.

Mobile Communications Business Segment

Growth in total mobile communications subscribers is sluggish, and with the steady increase in third-generation mobile communications services and the introduction of mobile number portability, competition in the mobile communications business segment remains fierce.

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

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2005	2006	2007
	(in thousands)
Mobile phone services	48,825	51,144	52,621
Mobile phone services (mova)	37,324	27,680	17,092
Mobile phone services (FOMA)	11,501	23,463	35,529
i-mode services	44,021	46,360	47,574
i-mode services (mova)	32,667	23,446	13,522
i-mode services (FOMA)	11,353	22,914	34,052
Estimated market share(1)(2)	56.1%	55.7%	54.4%

(1)	Number of subscriptions of other carriers are computed based on figures released by the Telecommunications Carriers Association.
(2)	Includes communications module service subscriptions.

Aggregate ARPU of cellular (FOMA + mova) service decreased by ¥210 (3.0%) to ¥6,700 in the fiscal year ended March 31, 2007 from ¥6,910 in the fiscal year ended March 31, 2006. While Voice ARPU (FOMA + mova) decreased by ¥340 (6.8%) to ¥4,690 in the fiscal year ended March 31, 2007 from ¥5,030 in the fiscal year ended March 31, 2006, Packet ARPU (FOMA + mova) increased by ¥130 (6.9%) to ¥2,010 in the fiscal year ended March 31, 2007 from ¥1,880 in the fiscal year ended March 31, 2006. This trend was attributable to a decrease in MOU following further penetration of mobile phones into lower usage subscriber segments. The shrinking trend of ARPU also resulted from NTT DoCoMo’s introduction of billing arrangements with reduced or flat rates intended to maintain its current subscribers, an increase in the number of subscribers who subscribe to discount programs, the increase in the number of FOMA billing plans that can be combined with NTT DoCoMo’s flat-rate packet billing plan for unlimited i-mode usage, and a large number of subscribers using i-mode services instead of voice calls. Please refer to “Item 4—Information on the Company—Principal Business Activities” for a description of how ARPU is calculated.

IP/Packet Communications Services

In the fiscal year ended March 31, 2007, operating revenues for IP/packet communications services increased 15.1% over the previous fiscal year to ¥2,247.9 billion (20.9% of total operating revenues).

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

In the broadband service business, NTT Group expanded areas for optical access services such as B FLET’S, launched new services, and took measures to improve customer service in an effort to increase the number of B FLET’S customers. NTT Group also took measures to bolster security functions to counter computer viruses and unauthorized access. With respect to Hikari Denwa, a high-quality IP telephone service that makes use of optical access, NTT Group launched new supplementary services such as caller ID, discount flat-rate plans and Hikari Denwa Office Type, a service for small and medium-size businesses that provides access to up to eight phone lines and 32 phone numbers. In the area of video distribution services, NTT Group formed alliances with broadcasters to promote and expand multi-channel broadcasting services using B FLET’S.

The number of subscriptions for fixed rate IP services including Hikari Denwa was as follows:

	As of March 31,
	2005	2006	2007
	(in thousands)
(NTT East)
B FLET’S	885	1,889	3,399
FLET’S ADSL	2,833	3,001	2,782
FLET’S ISDN	413	332	258

Hikari Denwa (channels)	4	471	1,705

(NTT West)
B FLET’S*	779	1,530	2,677
FLET’S ADSL	2,374	2,682	2,541
FLET’S ISDN	356	284	228

Hikari Denwa (channels)	0	396	1,469

*	For NTT West, B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

B FLET’S ARPU in the fiscal year ended March 31, 2007 was ¥5,050 for NTT East and ¥5,120 for NTT West, ¥400 (8.6%) and ¥230 (4.7%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa. Please refer to “Item 4—Information on the Company—Principal Business Activities—IP/Packet Communications Services” for a description of how B FLET’S ARPU is calculated.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, NTT Group worked to expand IP services domestically and overseas and reinforce its global business.

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

For individual customers, NTT Group is working to expand its OCN Internet access services by putting a concerted effort into sales of OCN Hikari with FLET’S and an optional security package with enhanced security functions. As a result, the number of OCN subscribers reached 6,091 thousand as of March 31, 2007. NTT Group also took measures to develop Music Ocean, an integrated intra-group music distribution service.

The following table shows the number of subscriptions to IP/packet communications services in the long distance and international communications business segment:

	As of March 31,
	2005	2006	2007
	(in thousands)
Packet exchange services	885	844	774
Frame relay/cell relay services	39	31	27
Facsimile communications network	1,385	1,041	1,011
OCN	4,640	5,286	6,091
IP-VPN	93	98	93

Mobile Communications Business Segment

Revenues from packet communications services increased due to a large number of subscribers using i-mode services instead of voice calls and penetration of NTT DoCoMo’s flat-rate packet billing plan for i-mode usage and services such as i-channel, through which i-mode usage is being promoted. Details concerning the number of i-mode service subscriptions and packet ARPU are provided in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2007 decreased by 1.5% from the previous fiscal year to ¥583.3 billion, which accounted for 5.4% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

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

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2007 increased by 11.9% over the previous fiscal year to ¥1,092.7 billion, accounting for 10.2% of total operating revenues.

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

Other Businesses

Operating revenues for the fiscal year ended March 31, 2007 for other businesses declined 1.2% from the previous fiscal year to ¥701.7 billion and accounted for 6.5% of total operating revenues.

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

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2008 decreased 2.3% from the fiscal year ended March 31, 2007 to ¥4,209.7 billion. IP revenues rose as a result of an increase in the number of FLET’S Hikari subscriptions. However, this increase was more than offset by the decrease in solutions revenues resulting from changes to corporate marketing structures conducted during the previous fiscal year and the decrease in revenues associated with the shift from fixed-line telephone service and dedicated-line services to lower-cost IP services.

At the same time, operating expenses fell 6.4% to ¥3,924.1 billion. This was due to lower expenses resulting from changes to corporate marketing structures, lower depreciation costs due to reduced capital investment, efforts to reduce costs through higher operational efficiency and a substantial decline in expenses resulting from the transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets to the Government.

As a result, operating income in the fiscal year ended March 31, 2008 increased 146.4% to ¥285.6 billion.

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2008 increased 2.6% from the previous fiscal year to ¥1,322.8 billion. Although revenues from conventional fixed-voice services declined, IP revenues from OCN, VPN and other services rose and system integration revenues including flat-rate maintenance services grew as a result of changes to corporate marketing structures.

At the same time, operating expenses declined 1.1% to ¥1,217.0 billion. This decrease in operating expenses was achieved despite an increase in expenses associated with changes to corporate marketing structures and higher system integration revenues, due to lower communications equipment use fees resulting from the decline in fixed-voice revenues as well as process improvements and efforts to reduce costs across all businesses.

As a result, operating income increased 77.2% to ¥105.8 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2008 decreased 1.6% from the previous fiscal year to ¥47,118 billion. This was primarily due to a decrease in revenues for mobile voice related services arising from an increase in monthly basic fee discount rates associated with long-term use by subscribers with long-term subscription discount agreements, an increase in the number of subscribers using discount services that were implemented to retain current subscribers, a decrease in ARPU resulting from a decline in MOU, and recognition as revenues in the fiscal year ended March 31, 2007 of the portion of “Nikagetsu Kurikoshi” (two-month carryover) allowance projected to expire.

At the same time, operating expenses decreased 2.5% to ¥3,915.3 billion. This was due to lower sales commissions resulting from the introduction of the Value Course under which handsets are sold without promotional discount, and a decline in handset costs resulting from lower handset unit prices and lower handset sales volumes to distributors.

As a result, operating income increased 3.0% from the previous fiscal year to ¥796.5 billion.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2008 increased 4.5% from the previous fiscal year to ¥1,059.5 billion as a result of the expansion of consolidated subsidiaries and steady operation of existing subsidiaries.

Operating expenses increased 7.5% to ¥1,000.7 billion. The increase was primarily the result of higher revenue-linked expenses and an increase in expenses from revision of NTT DATA’s employee secondment practices.

As a result, operating income decreased 29.0% to ¥58.8 billion.

Other Business Segment

NTT Group actively focused on its other businesses, including engineering, real estate, system integration and data processing, finance, development of leading-edge technologies and shared operations. As a result, in the fiscal year ended March 31, 2008, operating revenues increased 0.1% to ¥1,185.1 billion. Including a decrease in operating expenses resulting from the transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets, operating income grew 28.7% to ¥78.9 billion.

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 decreased 3.2% from the fiscal year ended March 31, 2006 to ¥4,308.0 billion. IP/packet communications revenues rose as a result of increased sales of B FLET’S. However, this increase was offset by a larger decrease in fixed voice related services revenues due to a decline in telephone subscriber lines.

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

Long Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 1.7% from the previous fiscal year to ¥1,289.8 billion. This increase was due to the continued high growth in revenues from system integration and IP/packet communications services such as wide-area Ethernet and OCN services.

At the same time, operating expenses grew 1.8% to ¥1,230.1 billion. This growth was due to an increase in expenses related to system integration revenues.

As a result, operating income remained flat at ¥59.7 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 0.5% from the previous fiscal year to ¥4,788.1 billion. This increase was due to the maintenance of a low contract cancellation rate even after the introduction of mobile number portability, the steady migration from mova to FOMA, and a recognition of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowance projected to expire as revenues.

At the same time, operating expenses increased 2.1% to ¥4,014.6 billion. This increase was due to higher handset costs in conjunction with a higher FOMA sales rate.

As a result, operating income fell 7.1% from the previous fiscal year to ¥773.5 billion.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2007 increased 14.3% from the previous fiscal year to ¥1,013.8 billion. This increase was primarily due to higher sales of systems in the manufacturing and distribution sectors, shared-use systems in the financial sector and systems for central government agencies.

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

Liquidity and Capital Resources

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2008 amounted to ¥3,090.8 billion, an increase of ¥729.5 billion from ¥2,361.3 billion in the fiscal year ended March 31, 2007. One factor contributing to this increase was NTT Group being allowed to recognize impairment losses from investments in Hutchinson 3G UK Holdings Limited as tax deductible losses, resulting in a decrease of ¥181.6 billion in corporate and other taxes (net), from ¥418.9 billion in the fiscal year ended March 31, 2007 to ¥237.3 billion in the fiscal year ended March 31, 2008. Additionally, the last day of March 2007 was a bank holiday, resulting in a postponement of phone charge payments to the following month, which caused accounts receivable to decrease by ¥570.2 billion.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term investments, acquire Shares from minority shareholders, and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2008 amounted to ¥1,990.6 billion, a decrease of ¥160.3 billion from ¥2,151.0 billion in the fiscal year ended March 31, 2007. This decrease was due to an increase of ¥127.6 billion in cash outflows for long-term investments including the acquisition of shares of PLDT, which was offset by the fact that capital investments in property, plant and equipment and intangible and other assets computed on a cash basis in the fiscal year ended March 31, 2008 were ¥1,988.3 billion, a decrease of ¥240.1 billion from ¥2,228.4 billion in the fiscal year ended March 31, 2007. This decrease resulted from the fact that despite capital investments including investment in FLET’S Hikari and other optical access services, investment in research and development for the commercialization of the NGN, and investment in facilities to enhance the capacity and quality of the existing FOMA network, the active investment required for expansion of FOMA service areas and expansion in demand for communications services had passed its peak period in the fiscal year ended March 31, 2007. On an accrual basis for the fiscal year ended March 31, 2008, capital investments amounted to ¥2,128.9 billion, of which ¥931.6 billion was invested by NTT East, NTT West and NTT Communications and ¥758.7 billion was invested by NTT DoCoMo Group.

Net cash used in financing activities in the fiscal year ended March 31, 2008 amounted to ¥726.4 billion, a decrease of ¥105.4 billion from ¥831.8 billion in the fiscal year ended March 31, 2007. The decrease was primarily due to an increase of ¥94.3 billion in expenses for the acquisition by NTT of its own Shares while short-term debt increased by ¥227.9 billion. The total amount of capital raised in the fiscal year ended March 31, 2008 from the issuance of long-term debt was ¥508.9 billion, an increase of ¥31.4 billion compared with the fiscal year ended March 31, 2007. Corporate bond offerings denominated in yen are included in this amount.

Interest-bearing debt decreased by ¥93.6 billion in the fiscal year ended March 31, 2008, compared with ¥525.3 billion for the fiscal year ended March 31, 2007, and the ratio of interest-bearing debt to shareholders’ equity stood at 63.1% on March 31, 2008 compared with 67.0% at the previous fiscal year-end. Interest-bearing debt of NTT Group as of March 31, 2008 comprised short-term borrowings and long-term debt, shown in Note 10 to the Consolidated Financial Statements, as well as deposits received pursuant to depositary agreements included in “Current Liabilities—Other,” which amounted to ¥32.8 billion.

NTT Group believes net cash from operating activities, borrowings NTT Group makes from banks and other financial institutions or offerings of equity or debt securities in the capital markets will provide sufficient financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2009, NTT Group expects capital investments totalling ¥2,120 billion on an accrual basis, maintaining virtually the same level as the fiscal year ended March 31, 2008, with the investments focused on the full-scale commercialization of the NGN and expansion of optical access services such as FLET’S Hikari, but with decreases due to such factors as the investments in FOMA-related facilities having passed their peak period. The total amount of capital investments is expected to include approximately ¥990.0 billion in investments by NTT East, NTT West and NTT Communications and approximately ¥719.0 billion by NTT DoCoMo Group. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. Also, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, many of which are beyond NTT Group’s control and therefore cannot be predicted with certainty.

Liquidity

As of March 31, 2008, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,169.6 billion compared with ¥796.3 billion at the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2008:

	Payments Due by Period
	(in millions of yen)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)
Bonds	2,423,263	340,793	780,006	760,572	541,892
Bank loans	1,653,075	318,805	581,602	376,273	376,395
Capital lease obligations(2)	151,921	29,575	36,756	14,656	70,934
Operating leases	31,457	6,246	7,076	3,895	14,240
Purchase obligations(3)	268,386	221,652	33,875	9,945	2,914
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,528,102	917,071	1,439,315	1,165,341	1,006,375

(1)	See Note 10 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥79,882 million to its pension plans in the fiscal year ending March 31, 2009 (see Note 11 to the Consolidated Financial Statements).

As of March 31, 2008, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥268.4 billion, principally reflecting capital investments for the fiscal year ended March 31, 2008. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2007 amounted to ¥2,361.3 billion, a decrease of ¥881.6 billion from ¥3,242.9 billion in the fiscal year ended March 31, 2006. One factor contributing to this decrease was that while NTT Group recognized tax deductible losses in the fiscal year ended

March 31, 2006 resulting from the impairment loss on the sale of AT&T Wireless shares in the prior fiscal year, for the fiscal year ended March 31, 2007, corporate and other taxes (net) were ¥418.9 billion, an increase of ¥248.1 billion from ¥170.9 billion in the fiscal year ended March 31, 2006. Additionally, the last day of March 2007 was a bank holiday, resulting in a postponement of phone charge payments to the following day, causing accounts receivable to increase by ¥337.1 billion. Other factors contributing to the decrease in net cash provided by operating activities included a decrease in deposits received pursuant to depositary agreements included in “Current Liabilities—Other” by ¥96.9 billion compared to a ¥105.3 billion increase in the fiscal year ended March 31, 2006.

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

Capital investments in property, plant and equipment and intangible and other assets computed on a cash basis paid in the fiscal year ended March 31, 2007 were ¥2,228.4 billion, an increase of ¥68.7 billion compared with ¥2,159.7 billion in the fiscal year ended March 31, 2006. This was the result of efforts to increase investment efficiency through the effective use of existing facilities while implementing proactive capital investments including investment in optical access services such as B FLET’S, expansion of FOMA service areas and demand for communications services, investment to raise network quality and investment in research and development on the NGN. On an accrual basis for the fiscal year ended March 31, 2007, capital investments amounted to ¥2,236.9 billion, of which ¥948.8 billion was invested by NTT East, NTT West and NTT Communications and ¥934.4 billion was invested by the NTT DoCoMo Group.

Net cash used in financing activities in the fiscal year ended March 31, 2007 amounted to ¥831.8 billion, a decrease of ¥308.1 billion from ¥1,139.9 billion in the fiscal year ended March 31, 2006. The decrease was primarily due to an increase of ¥111.3 billion in expenses associated with the acquisition of NTT DoCoMo shares and minority interests, offset by a decrease of ¥538.6 billion in expenses for the acquisition by NTT of its own Shares. The total amount of capital raised in the fiscal year ended March 31, 2007 from the issuance of long-term debt was ¥477.5 billion, an increase of ¥64.9 billion compared with the fiscal year ended March 31, 2006. Corporate bond offerings denominated in yen and Swiss francs were included in this amount.

Interest-bearing debt decreased by ¥525.3 billion in the fiscal year ended March 31, 2007, with the result that the amount of interest-bearing debt reduced in the fiscal year ended March 31, 2007 was ¥295.6 billion higher than the corresponding reduction (¥229.7 billion) in the fiscal year ended March 31, 2006. The ratio of interest-bearing debt to shareholders’ equity stood at 66.5% on March 31, 2007 compared with 78.1% at the previous fiscal year-end. Interest-bearing debt of NTT Group as of March 31, 2007 comprised short-term borrowings and long-term debt, shown in Note 11 to the Consolidated Financial Statements, as well as deposits received pursuant to depositary agreements, which amounted to ¥8.3 billion and were included in “Current Liabilities—Other.”

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

Off-Balance Sheet Arrangements

As of March 31, 2008, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥11.2 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2006, March 31, 2007 and March 31, 2008, were, respectively, ¥308.4 billion, ¥272.1 billion and ¥271.1 billion.

The following table shows an outline of research and development costs by segment for the fiscal year ended March 31, 2008:

	Year ended March 31, 2008
	(in millions of yen)	(in millions of dollars)
Regional Communications Business(1)	¥127,974	$1,280
Long Distance and International Communications Business(2)	16,370	164
Mobile Communications Business(3)	100,035	1,000
Data Communications Business(4)	10,749	107
Other Businesses(5)	142,812	1,428

Sub-total	397,940	3,979
Internal Transactions	126,884	1,268

Total	¥271,056	$2,711

(1)	Research and development for development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services, and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms, and others.
(3)	Development of new products and services, including an ultra-compact base station device, and research and development aimed at increasing the quality of existing services and enhancing performance of network functions, and others.
(4)	Research and development for the three priority fields of new business promotion, strengthening competitiveness in system integration and basic technology development for the future, as well as others.
(5)	Research and development for the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, and research and development relating to new principles, new parts and new materials that will bring about extensive technological innovations in the information and telecommunications market, and others.

Information on Market and Operation Trends (Trend Information)

In the information and communications market, the transformation to IP-based networks and broadband and ubiquitous communications continues to advance, and the convergence of fixed and mobile services and collaboration between telecommunications and broadcasting services are accelerating.

The resulting diversification of customer demands is expected to intensify competition even further.

Major trends anticipated in the fiscal year ending March 31, 2009 are as follows:

Consolidated operating revenues for the fiscal year ending March 31, 2009 are expected to increase as a result of decreased revenues from fixed and mobile voice related services being offset by increased revenues from IP-related services, expansion of NTT DATA’s system integration business, increased revenues in conjunction with the expansion of new handset models by NTT DoCoMo, as well as increased revenues from real estate and other new fields.

Trends in subscriptions for major services are as follows:

•

Subscriptions to optical access services such as FLET’S Hikari are expected to show a net increase in the fiscal year ending March 31, 2009, exceeding the net increase in the fiscal year ended March 31, 2008. NTT Group aims to expand FLET’S Hikari and other optical access services.

•

Fixed-line telephone and ISDN subscriptions are expected to continue to decline in the fiscal year ending March 31, 2009 as seen in the fiscal year ended March 31, 2008, as customers continue to migrate to optical IP telephone services including Hikari Denwa.

•

While NTT Group anticipates that an increase in new mobile phone subscriptions will be limited due to the high mobile phone penetration rate, we expect to acquire a higher net increase in the number of subscriptions in the year ending March 31, 2009, compared to that in the year ended March 31, 2008, by taking measures such as lowering the churn rate through our marketing aimed at upgrading brand loyalty and improving the satisfaction of existing customers. Furthermore, NTT Group expects the proportion of FOMA subscriptions to increase to approximately 90% of total mobile phone subscriptions due to the ongoing migration of mova subscribers to FOMA services.

Additional information relating to market trends can be found in other sections in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Forward-looking Statements”.)

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 25, 2008.

On June 25, 2008, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of all 12 directors and three corporate auditors.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2008:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Norio Wada	Director and Chairman	Chairman of Board of Directors	Aug. 16, 1940	June 2010	70.24	June 1992
Satoshi Miura	Representative Director and President	Chief Executive Officer	Apr. 3, 1944	June 2010	46.20	June 2005
Noritaka Uji	Representative Director and Senior Executive Vice President	In charge of technical strategy; Chief Technology Officer; and Chief Information Officer	Mar. 27, 1949	June 2010	8.00	June 2007
Hiroo Unoura	Representative Director and Senior Executive Vice President	In charge of business strategy, Chief Financial Officer; Director of NTT Strategic Business Development Division	Jan. 13, 1949	June 2010	32.00	June 2002
Kaoru Kanazawa	Representative Director and Senior Executive Vice President	In charge of risk management and international standardization; and Chief Compliance Officer	Jan. 23, 1945	June 2010	17.00	June 2007
Kiyoshi Kosaka	Director and Senior Vice President	Director of NTT General Affairs Department; and Director of Internal Control Office, General Affairs Department	Mar. 28, 1951	June 2010	26.04	June 2005
Takashi Hanazawa	Director and Senior Vice President	Director of NTT Research and Development Planning Department	May 9, 1951	June 2010	9.00	June 2007
Toshio Kobayashi	Director and Senior Vice President	Director of NTT Finance and Accounting Department; and President of NTT Capital (U.K.) Limited	Nov. 16, 1951	June 2010	9.00	June 2007
Yasuyoshi Katayama	Director and Senior Vice President	Director of NTT Technology Planning Department; and Director of Next-Generation Network Promotion Office, Technology Planning Department	Jan. 23, 1952	June 2010	20.00	June 2008
Hiroki Watanabe	Director and Senior Vice President	Director of NTT Corporate Strategy Planning Department; and President of NTT Investment Partners, Inc.	Mar. 15, 1953	June 2010	10.00	June 2008
Takashi Imai	Director	Senior Adviser, Honorary Chairman of Nippon Steel Corporation	Dec. 23, 1929	June 2010	4.02	July 1999

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Yotaro Kobayashi	Director	Chief Corporate Adviser of the Board of Fuji Xerox Co., Ltd.	Apr. 25, 1933	June 2010	2.00	July 1999

Corporate Auditors
Susumu Fukuzawa	Full-time Corporate Auditor	—	Jan. 26, 1946	June 2011	15.00	June 2006
Toshiro Morota(2)	Full-time Corporate Auditor	—	Jan. 9, 1946	June 2011	3.02	June 2008
Shunsuke Amiya	Full-time Corporate Auditor	—	June 12, 1946	June 2011	9.10	June 2008
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant	Mar. 31, 1941	June 2011	13.00	June 2006
Toru Motobayashi(2)	Corporate Auditor	Lawyer	Jan. 5, 1938	June 2011	8.16	June 2008

Presidents of Principal Subsidiaries
Tsutomu Ebe	President, NTT East	—	Oct. 30, 1947	June 2010	33.06	June 2008
Shinichi Otake	President, NTT West	—	Jan. 25, 1948	June 2010	17.04	June 2004
Hiromi Wasai	President, NTT Communications	—	Aug. 25, 1946	June 2010	46.00	June 2004
Ryuji Yamada	President, NTT DoCoMo	—	May 5, 1948	June 2010	29.02	June 2007
Toru Yamashita	President, NTT DATA	—	Oct. 9, 1947	June 2009	3.00	June 1999

(1)	NTT Shares owned as of June 30, 2008.
(2)	Outside Corporate Auditor.

Norio Wada joined NTT in April 1964. He became a Senior Vice President and General Manager of the Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters of NTT. In July 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1997, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters and Executive Manager of the NTT-Holding Organizational Office. In January 1999, he became an Executive Vice President and Senior Executive Manager of the NTT-Holding Provisional Headquarters of NTT. Mr. Wada became a Senior Executive Vice President of NTT in July 1999 and the President of NTT in June 2002. In June 2007, he was elected the Chairman of the Board of NTT.

Satoshi Miura joined NTT in April 1967. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1996, he became a Senior Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of the NTT-East Provisional Headquarters of NTT. Mr. Miura became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President and Director of the Corporate Management Strategy Division of NTT. In June 2007, he was elected the President of NTT.

Noritaka Uji joined NTT in April 1973. He became a Senior Vice President and Director of the New Generation Information Services Sector of NTT DATA in June 1999. In September 2000, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT DATA. In June 2001, he became a Senior Vice President and Director of the Industrial System Sector of NTT DATA. In April 2002, he became a Senior Vice President and Director of the Enterprise Business Sector of NTT DATA. In June 2003, he

became an Executive Vice President and Director of the Enterprise Systems Sector of NTT DATA. In June 2005, he became an Executive Vice President of NTT DATA. In June 2007, he was elected a Senior Executive Vice President of NTT.

Hiroo Unoura joined NTT in April 1973. In June 2002, he was elected a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business Strategy Division of NTT. In February 2008, he was elected the President of NTT Investment Partners, Inc. In June 2008, he was elected a Senior Executive Vice President and Director of the Strategic Business Development Division of NTT.

Kaoru Kanazawa joined the Postal Service Ministry of Japan in April 1967. In January 2002, he became an Administrative Vice-Minister of the Ministry of Public Management, Home Affairs, Posts and Telecommunications. In January 2003, he became the President of the Nippon Information Communications Association and the President of the ITU Association of Japan. In April 2003, he became the President of the Postal Saving Organization. In April 2004, he became the President of the Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications. In July 2005, he became a Senior Advisor of NTT, and in July 2006, he assumed the position of President (part-time) of Telecommunications Engineering and Consulting Service while continuing his role as Senior Advisor of NTT. In June 2007, he was elected a Senior Executive Vice President of NTT.

Kiyoshi Kosaka joined NTT in April 1974. In October 1997, he became a General Manager of the Kyoto Branch of NTT. In July 1999, he became a General Manager of the Kyoto Branch of NTT West. In September 2000, he became a General Manager of Department V of NTT. In July 2002, he became an Executive Manager of the Personnel Department of NTT West. In June 2003, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT West. In June 2005, he became a Senior Vice President and Director of Department I of NTT. In June 2007, he was elected a Senior Vice President and Director of the General Affairs Department of NTT.

Takashi Hanazawa joined NTT in April 1976. In July 2002, he became the President of Service Integration Laboratories of NTT Information Sharing Laboratory Group. In July 2003, he became a Senior Manager of Department III of NTT. In May 2005, he became a Senior Manager of the Next Generation Network Enhancement Office of Department II of NTT. In June 2006, he became a Director of Department III of NTT. In June 2007, he was elected a Senior Vice President and Director of the Research and Development Planning Department of NTT.

Toshio Kobayashi joined the MOF in April 1975. In July 2006, he became a Deputy Director-General for Policy Evaluation of the MOF. In June 2007, he was elected a Senior Vice President and Director of the Finance and Accounting Department of NTT and the President of NTT Capital (U.K.) Limited.

Yasuyoshi Katayama joined NTT in April 1976. In May 2002, he became a General Manager of the Hiroshima Branch of NTT West. In June 2004, he became a Senior Vice President and Executive Manager of the Fundamental Services Department, Fundamental Services Promotion Headquarters, and an Executive Manager of the Plant Planning Department of NTT West. In July 2006, he became a Senior Vice President and General Manager of Networks of NTT West. In June 2008, he was elected a Senior Vice President, Director of the Technology Planning Department and Director of the Next-Generation Network Promotion Office, Technology Planning Department of NTT.

Hiroki Watanabe joined NTT in April 1976. In May 2002, he became an Executive Manager of the Business Communications Headquarters, Innovation Department of NTT East. In April 2003, he became an Executive Manager of the Strategy Planning Division, Corporate Business Headquarters of NTT East. In July 2004, he became an Executive Manager of the Corporate Strategy Planning Department Headquarters of NTT East. In June 2005, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East. In June 2008, he was elected as a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT and the President of NTT Investment Partners, Inc.

Takashi Imai joined Fuji Steel Corporation in April 1952. In April 1998, he became the Chairman of Nippon Steel Corporation. In April 2003, he became a Senior Vice President and senior adviser, honorary chairman of Nippon Steel Corporation. Since June 2003, he has been the senior adviser, honorary chairman of Nippon Steel Corporation. He joined NTT as a Director in July 1999.

Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. In January 1992, he became the Chairman and Representative Director of Fuji Xerox Co., Ltd. He joined NTT as a Director in July 1999. In June 2004, he became the Chairman and Director of Fuji Xerox Co., Ltd. Since April 2006, he has been the Chief Corporate Adviser of the Board of Fuji Xerox Co., Ltd.

Susumu Fukuzawa joined NTT in April 1968. He became a Vice President and Executive Manager of the Interconnection Promotion Office of NTT in June 1995 and a Vice President and Executive Manager of the Interconnection Promotion Department of NTT in May 1996. He became a Vice President and Executive Manager of the Accounting Department of NTT in June 1996. In June 1998, he became a Senior Vice President and Executive Manager of the Accounting Department of NTT. In January 1999, he became a Senior Vice President and Executive Manager of the Finance Department of NTT-West Provisional Headquarters of NTT, and in July 1999, he became a Senior Vice President, Executive Manager of the Finance Department and Deputy Executive Manager of the Corporate Sales Department of NTT West. He became the President of NTT TELECA (now NTT CARD SOLUTION Corporation) in June 2000. He became the Chairman of The Japan Telecommunications Welfare Association in July 2002. In June 2006, he was elected a full-time Corporate Auditor of NTT.

Toshiro Morota joined the Board of Audit of Japan in April 1968. In December 1999, he became a Director General of the 5th BUREAU of the Board of Audit of Japan. In December 2000, he became a Deputy Secretary General of the Board of Audit of Japan. In July 2001, he became an Executive Secretary of the Urban Development Corporation. In July 2004, he became an Executive Secretary of the Housing Administration Association. In April 2005, he became a Member of the Bidding Supervisory Board of the Ministry of Land, Infrastructure, Transport and Tourism. In June 2008, he was elected a full-time Corporate Auditor of NTT.

Shunsuke Amiya joined NTT in April 1970. In July 1998, he became a Vice President and Executive Manager of the NTT-Long Distance and Global Organizational Office of NTT. In January 1999, he became a Vice President and Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training center of NTT-Long Distance and Global Provisional Headquarters of NTT. In July 1999, he became a Senior Vice President, Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training Center of NTT Communications. In June 2002, he became an Executive Vice President of the Solution Business Division of NTT Communications. In June 2004, he became a Senior Executive Vice President and General Manager of the Information Technologies Sales and Marketing Headquarters of NTT Comware Corporation. In April 2006, he became Senior Executive Vice President and General Manager of Enterprise Solutions Division of NTT Comware Corporation. In June 2008, he was elected a full-time Corporate Auditor of NTT.

Shigeru Iwamoto was registered as a certified public accountant in March 1976. He became the President of Asahi & Co. (now KPMG AZSA & Co.) in May 1999 and the Chairman of KPMG AZSA & Co. in May 2004. He became the Commissioner of the National Organization of Agricultural Cooperatives—Central Branch in August 2005. In June 2006, he was elected a Corporate Auditor of NTT.

Toru Motobayashi was registered as a lawyer with the Tokyo Bar Association in April 1963. In July 1971, he became a Partner of Mori, Hamada & Matsumoto (former Mori Sogo). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of Bar Associations. In May 2002, he became the Commissioner of the Commercial Law Center, Inc. In June 2006, he became a Director of Hitachi Ltd. In April 2008, he became a Partner of Ihara and Motobayashi. In June 2008, he was elected a Corporate Auditor of NTT.

Compensation

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors including two outside directors. Matters concerning the compensation of directors are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of base salary and bonus. Base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. Bonus is paid taking into account the company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT Shares through the Director Shareholders’ Association, to encourage a medium-term perspective. Purchased Shares are owned by the directors during their terms of office.

In order to maintain high levels of independence, compensation of outside directors consists of base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of base salary only, for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Corporate Auditors

Position	Number of Persons	Total Compensation (million yen)
Director	12	497
Corporate Auditor	5	110

Total	17	607

Notes:

1.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
2.	Total compensation of directors includes ¥87 million in bonuses for the current fiscal year.
3.	In addition to the above, total compensation of directors includes ¥9 million for directors who are also employees, as bonuses for their service as employees.
4.	Total compensation amounts shown above represent total compensation paid to directors and corporate auditors who were appointed, or were reappointed, to office at the 22nd ordinary general meeting of shareholders held on June 28, 2007. Total compensation paid to directors and corporate auditors who retired in the fiscal year ended March 31, 2008 prior to the end of the 22nd ordinary general meeting of shareholders was ¥34 million, which includes compensation paid to directors who were also employees as bonuses for their service as employees.

Total Compensation of Outside Directors and Outside Corporate Auditors

	Number of directors and corporate auditors	Total Compensation (million yen)
Total compensation of outside directors and outside corporate auditors	5	91

Note:	Total amount of compensation for outside directors and outside corporate auditors are included in “Total Compensation of Directors and Corporate Auditors” above.

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

Board of Audit

NTT maintains a board of audit, which is composed of five members, referred to as corporate auditors, of whom three are independent corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of its business operations and assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of audit works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions.

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

Employees

NTT and its consolidated subsidiaries had approximately 193,800 full-time employees at March 31, 2008. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the “Union”), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Employees As of March 31,
	2006	2007	2008
	Full-Time Employees(1)	Full-Time Employees(1)	Full-Time Employees(1)	Temporary Employees(2)
Regional communications services	120,075	117,790	110,679	51,996
Long distance communications and international services	10,241	12,740	13,177	409
Wireless services	21,646	21,591	22,100	6,229
Data communications services	20,867	22,135	22,592	1,756
Other	26,284	25,477	25,283	3,889

Consolidated total	199,113	199,733	193,831	64,279

(1)	Number of full-time employees at March 31 of the fiscal year indicated.
(2)	Average number of temporary employees during the fiscal year ended March 31, 2008. The number of temporary employees is provided for the fiscal year ended March 31, 2008 as the proportion of such employees exceeded 10% of full-time employees due to an increase in the number of consolidated subsidiaries and a change in the standard applied for classification of employees as temporary.

Share Ownership

As of March 31, 2008, the members of the board of directors of NTT as a group owned 266.58 Shares (less than 0.1% of outstanding Shares).

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

As of March 31, 2008, the Government owned 5,306,833.26 Shares or 33.71% of the issued Shares (38.91% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2008
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	5,306,833.26	33.71	%*
Common stock	Directors and officers (12 persons)	266.58	—	**

*	38.91% of outstanding Shares.
**	Less than 0.1% of outstanding Shares.

On March 31, 2008, 141,845,600 ADSs (equivalent to 709,228 Shares, or 5.20% of the total number of Shares outstanding on that date) were outstanding and were held by 206 record holders of ADRs (including 199 record holders in the United States holding 141,844,570.50 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the periods ended March 31, 2008 and the related balances at March 31, 2007 and 2008 were as follows:

	Year ended March 31,
	2006	2007	2008	2008
	(millions of yen)			(millions of U.S. dollars)
Sales	¥28,049	¥34,083	¥12,489	$125
Purchases	¥217,339	¥195,272	¥85,740	$857
Receivables		¥5,791	¥7,634	$76
Payables		¥20,223	¥27,612	$276

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2006, 2007 and 2008 were ¥4,678 million, ¥7,639 million and ¥20,303 million ($203 million), respectively. NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. Dividend amounts for the fiscal years ended March 31, 2006 and 2007 have been adjusted accordingly.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2008, NTT DATA paid an annual fee of ¥3 million to Japan Electronic Payment Promotion Organization, whose chairman during the relevant period, Tomokazu Hamaguchi, is also a member of the board of directors of NTT DATA. The current chairman of Japan Electronic Payment Promotion Organization, Toru Yamashita, is also a member of the board of directors of NTT DATA. Revenues from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2008. NTT DATA paid an annual fee of ¥1 million to the Consortium for Software Engineering (which was dissolved in September 2007), whose president during the relevant period, Toru Yamashita, is also a member of the board of directors of NTT DATA. NTT DATA also paid an annual fee of ¥3 million to Japan Information Technology Services Industry Association, whose president, Tomokazu Hamaguchi, is also a member of the board of directors of NTT DATA.

ITEM 8—FINANCIAL INFORMATION

Consolidated Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-64.

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

In June 2001, The University of Texas and Hydro-Quebec brought a lawsuit in Texas state court against NTT. The plaintiffs’ claims are based on alleged misappropriation of trade secrets relating to lithium rechargeable-battery technology, and they seek damages and equitable relief. NTT denies any wrongdoing and liability, and vigorously defends against this lawsuit. The courts have determined that the trial will be by jury. The trial is scheduled to commence in late July 2008.

Dividend Policy

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

While maintaining a good financial standing, NTT intends to use internal funds for investments in new business opportunities and a capital policy to improve capital efficiency.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2008, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 2, 2008, stocks of 1,746 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2004	592,000	400,000	19,749.40	1,179.23	773.10	11,770.65	7,607.88
2005	634,000	418,000	20,076.96	1,217.87	1,053.77	12,163.89	10,505.05
2006	594,000	422,000	24,448.52	1,728.16	1,109.19	17,059.66	10,825.39
2007	680,000	499,000	28,260.42	1,816.97	1,458.30	18,215.35	14,218.60
2008	638,000	407,000	30,470.81	1,792.23	1,149.65	18,261.98	11,787.51
2007 Quarterly Periods
First Quarter	582,000	499,000	33,686.47	1,783.72	1,458.30	17,563.37	14,218.60
Second Quarter	613,000	546,000	24,211.83	1,651.35	1,475.28	16,385.96	14,437.24
Third Quarter	640,000	556,000	25,527.53	1,681.07	1,532.95	17,225.83	15,725.94
Fourth Quarter	680,000	582,000	29,753.39	1,816.97	1,656.72	18,215.35	16,642.25
2008 Quarterly Periods
First Quarter	638,000	531,000	32,255.27	1,789.38	1,682.49	18,240.30	17,028.41
Second Quarter	554,000	481,000	29,249.19	1,792.23	1,480.39	18,261.98	15,273.68
Third Quarter	564,000	476,000	30,625.37	1,677.52	1,437.38	17,458.98	14,837.66
Fourth Quarter	542,000	407,000	29,716.93	1,424.29	1,149.65	14,691.41	11,787.51
2008 Monthly Periods
January	542,000	476,000	31,318.00	1,424.29	1,219.95	14,691.41	12,573.05
February	522,000	452,000	24,945.30	1,364.72	1,285.35	14,031.30	13,017.24
March	476,000	407,000	32,967.55	1,287.55	1,149.65	13,215.42	11,787.51
April	470,000	429,000	21,400.43	1,361.75	1,230.49	13,894.37	12,656.42
May	516,000	429,000	34,845.55	1,408.14	1,341.76	14,338.54	13,655.34
June (through June 19)	522,000	485,000	25,782.71	1,430.47	1,363.14	14,489.44	13,888.60

On June 19, 2008, the last traded price of the Shares on the TSE was ¥505,000 per Share, and the closing TOPIX and Nikkei Stock Average on that date were ¥1,375.60 and ¥14,130.17, respectively.

ADSs are listed on the NYSE. 200 ADSs represent 1 Share and are evidenced by ADRs issued by the Depositary.

In connection with the implementation of the new electronic central clearing system for shares of listed companies, which is expected to occur in January 2009, NTT has determined, through a resolution of its board of directors adopted on May 13, 2008, to carry out a 100-for-1 stock split in order to convert any fractional Shares into full Shares (See “Item 10—Additional Information—Description of the Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the new electronic central clearing system and the stock split). In order to minimize any impact of the stock split on the ADS market, NTT has decided to change the ratio of ADSs to underlying Shares from the current ratio of 200-to-1 to 2-to-1. The new ADS ratio is scheduled to be implemented on the day (U.S. Eastern time) the stock split becomes effective and transactions under such new ratio are scheduled to commence from the business day immediately following the effective date of the stock split (U.S. Eastern time). A separate announcement will be made for the effective date of the new ratio and the first trade date utilizing the new ratio after the implementation date of the new electronic central clearing system has been decided.

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

On March 31, 2008, 141,845,600 ADSs (equivalent to 709,228 Shares, or 5.2% of the total number of Shares outstanding on that date) were outstanding and were held by 206 record holders of ADSs (including 199 record holders in the United States holding 141,844,570.50 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2004	28.37	16.63	143,680
2005	30.20	19.30	171,728
2006	25.97	19.85	212,332
2007	27.96	21.09	232,022
2008	26.74	19.43	474,065
2007 Quarterly Periods
First quarter	26.40	21.09	253,778
Second quarter	26.15	23.70	178,663
Third quarter	26.59	23.76	227,211
Fourth quarter	27.96	24.68	269,629
2008 Quarterly Periods
First quarter	26.74	22.00	411,389
Second quarter	23.54	20.82	490,216
Third quarter	24.91	20.72	419,453
Fourth quarter	24.98	19.43	579,415
2008 Monthly Periods
January	24.98	22.48	610,224
February	24.25	21.42	536,731
March	23.00	17.43	589,749
April	22.98	21.10	403,150
May	24.45	20.68	530,153
June (through June 19)	24.66	22.53	534,957

The Shares are also listed on the LSE.

At the ordinary general meeting of shareholders of NTT held on June 28, 2005, a resolution was proposed and approved authorizing NTT to buy back 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2006. In accordance with this resolution, NTT acquired a total of 1,116,743 of its own Shares at a total acquisition cost of ¥539,387 million on September 6, 2005.

At the ordinary general meeting of shareholders held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors.

At the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the period between December 2007 and March 2008, NTT acquired a total of 178,698 of its own Shares at a total acquisition cost of ¥94,429 million.

At the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution will be adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Corporation Law relating to joint stock corporations (kabushiki kaisha), which came into effect on May 1, 2006, and related legislation, all as currently in effect. As to the NTT Law, see “Item 4—Information on the Company—Regulations—Review of the NTT Law” above.

General

All issued Shares are fully-paid and non-assessable and are in registered form. Transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against NTT, the transferee must have his or her name and address registered in NTT’s register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with NTT’s transfer agent. (As of the Effective Date (as defined below), such seals will become unnecessary as a result of an amendment to NTT’s Articles of Incorporation.) Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services at market rates.

NTT’s transfer agent is The Chuo Mitsui Trust and Banking Company, Limited.

The central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan is applicable to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his or her discretion, to participate in this system and all certificates for Shares elected to be placed into this system are deposited with Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such Shares are registered in the name of JASDEC in NTT’s register of shareholders. Each participating shareholder will, in turn, be registered in NTT’s register of beneficial shareholders and treated in the same way as shareholders registered in its register of shareholders. In connection with transfer of Shares under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both have the same effect as delivery of share certificates.

A statute amending the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the purpose of establishing a new electronic central clearing system for shares of listed companies and eliminating the issuance and use of share certificates for such shares was promulgated in June 2004 (such Law as so amended, the “New Clearing Law”). Certain provisions of the New Clearing Law relevant to the Shares were designated to become effective within five years of the date of the promulgation. Currently, the effective date of these provisions (the “Effective Date”) has not yet been determined but is expected to be January 5, 2009. On the Effective Date, all existing share certificates will become null and void and a new electronic central clearing system will be established and become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares. Shares deposited, through securities companies or other institutions, with JASDEC (which is expected to be the operator of the new electronic central clearing system) will be automatically recorded in accounts under such new electronic central clearing system on the Effective Date. Thereafter, the transfer of such shares will be effected exclusively through entry in the records maintained under the new electronic central clearing system.

Under the new electronic central clearing system, promptly after record dates and certain other dates as described in the New Clearing Law, the operator of the new electronic central clearing system will provide NTT with notice with respect to NTT’s shareholders as of each such date containing, among other things, the name and number of Shares held by each shareholder. NTT, upon receipt of each such notice, will update its register of shareholders to reflect the information contained in such notice.

In connection with the introduction of such new electronic central clearing system, Shares cannot be deposited with JASDEC on or after the date which will fall two weeks prior to the Effective Date. Shares not deposited with JASDEC will be registered in a “special account” maintained by NTT in the names of registered holders of such Shares and will not be transferable to any third party (other than NTT) unless first transferred to the shareholder’s own account. Additionally, since fractional Shares cannot be deposited with JASDEC, any Shares constituting less than one unit that will be converted from fractional Shares upon the proposed stock split as described in “—Elimination of Fractional Shares” below will be registered in the special account upon introduction of the new electronic central clearing system. In either case, it is expected that the entry of Shares in the special account will be made 15 business days after the Effective Date. In addition, the transfer of such Shares from the special account to the shareholder’s own account, as a matter of practice, is expected to be subject to some period of delay. Accordingly, Shares not deposited with JASDEC prior to the date falling two weeks prior to the Effective Date, as well as any Shares constituting less than one unit that will be converted from fractional Shares, will not be transferable for approximately one month following the Effective Date. Thereafter, as Shares registered in the special account must be first transferred to the shareholder’s account, any transfer of such Shares is still expected to be subject to some period of delay. In the event that any Shares not deposited with JASDEC are registered in the register of shareholders in a name other than that of the actual holder thereof, such actual holder will be required to first have such Shares registered in the special account in its own name, prior to any transfer. Furthermore, unless such registration is completed, the actual holder risks losing its rights to the Shares if a bona fide third party acquires the Shares from the person whose name appears on the register of shareholders. In addition, around the time of introduction of the new electronic central clearing system, the transfer of Shares may be restricted due to stock exchange regulations or practical circumstances.

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of surplus” (“surplus” is defined in “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described in “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if all the requirements described in (a) through (c) are met:

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

At present, in the case of NTT, the requirements described in (a) and (b) above are not met. Nevertheless, NTT may make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of the board of directors once per fiscal year under NTT’s Articles of Incorporation and the Corporation Law.

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

If NTT has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Corporation Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for NTT’s treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. NTT may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. All interim financial statements prepared by NTT must be audited by its corporate auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

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

Elimination of Fractional Shares

Because Japan’s new electronic central clearing system, as described in “—General”, does not support the handling of fractional shares, any listed company which, like NTT, utilizes a fractional share system will be required to eliminate fractional shares prior to the Effective Date. Accordingly, NTT has determined, through a resolution of its board of directors adopted on May 13, 2008, to carry out, effective on the non-business day immediately prior to the Effective Date, a 100-for-1 stock split, in order to convert any fractional Shares into full Shares. The record date for such stock split will be the day immediately preceding the effective date of such stock split. NTT has also determined pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to adopt a unit share system, as described in “—Unit Share System” below, effective on the non-business day immediately prior to the Effective Date. Upon implementation of such stock split and adoption of such unit share system, all fractional Shares will become Shares constituting less than one unit.

Unit Share System

NTT’s Articles of Incorporation will be amended on the non-business day immediately prior to the Effective Date pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to provide that 100 Shares will constitute one “unit.” For purposes of this section, NTT’s Articles of Incorporation, as so amended, are referred to as the “amended Articles of Incorporation.”

Under the unit share system, a shareholder in principle has one vote for each whole unit of Shares held by it. Shares constituting less than one whole unit will carry no voting rights and will be excluded for the purposes of calculating a quorum for voting purposes. Moreover, holders of Shares constituting less than one whole unit will have no other shareholder rights, except certain rights specified by law and in the amended Articles of Incorporation, including the right to receive any distribution of surplus.

Holders of Shares constituting less than one whole unit will be entitled at any time to request NTT to purchase such Shares. Pursuant to the amended Articles of Incorporation, any such holder will also be entitled to request NTT to sell to such holder Shares constituting less than one whole unit which, when added to the Shares of such holder constituting less than one whole unit, shall constitute one whole unit. Such purchase or sale of Shares will be effected at the current market price as set out in the Corporation Law.

NTT’s board of directors is permitted to reduce the number of Shares that will constitute a unit or abolish the unit share system entirely by amending its Articles of Incorporation without approval by shareholders. A special resolution of a general meeting of shareholders is required to increase the number of Shares that will constitute a unit. The number of Shares constituting a unit may not exceed 1,000.

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

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its directors and corporate auditors is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its directors. The shareholders may exercise their voting rights in writing or through proxies; provided that the proxies are, in general, also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of NTT’s corporate auditor;

(vi)	exemption from a portion of liability of NTT’s directors, corporate auditors or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company;

(xii)	dissolution, or merger or consolidation;

(xiii)	corporate split; and

(xiv)	establishment of a parent and wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan).

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

In the above case, if the relevant shareholder also fails to receive distributions of surplus on the Shares continuously for five years or more at his or her address registered in NTT’s register of shareholders or at such alternative address otherwise provided to NTT, then NTT may in general dispose of such Shares at their then- market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

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

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the voting rights of which are held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Acquisition of Shares

Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally requires subsequent reporting by the resident of Japan. Such subsequent reporting is not required where (i) the amount of the purchase transaction of shares is ¥100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

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

In the event that Shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment is in principle required to file a prior notification with the MOF and the Minister of Internal Affairs and Communications 30 days prior to such transaction. Under certain circumstances, after a prior notification is filed, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or abandonment.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares, have been allowed to own Shares. Currently, the aggregate amount of NTT’s voting rights which may be owned by persons or bodies listed below must be less than one-third of NTT’s total voting rights:

(i)	any person who is not of Japanese nationality;

(ii)	any foreign government or any of its representatives;

(iii)	any foreign juridical person or association; and

(iv)	any juridical person or association:

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are directly owned by the persons or bodies listed in (i) through (iii) above.

(For the purpose of (iv) above, the amount of NTT’s voting rights under foreign ownership shall be calculated by multiplying the percentage of NTT’s voting rights held by the relevant juridical person or association by the percentage of voting rights of such juridical person or association held by persons or bodies listed in (i) through (iii) above.)

NTT is prohibited from registering in its register of shareholders ownership of Shares by the above-described entities in excess of such limit. As of February 29, 2008, foreign ownership of NTT’s Shares was 26.65%.

Following the Effective Date, the operator of the new electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate any shareholders constituting persons or bodies as listed in (i) through (iii) above and any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights (although regulations with respect to the manner of registration in cases where such limit would otherwise be exceeded has not yet been promulgated). For details of the new electronic share clearing system, see “Item 10—Description of the Shares—General.”

Taxation

Japanese Taxation

The following is a summary, prepared by Anderson Mori & Tomotsune, Japanese counsel to NTT, of the principal Japanese tax consequences to an owner of Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation, in either case having no permanent establishment in Japan (“non-resident holder”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder is subject to Japanese withholding tax on dividends paid by NTT. Stock splits are not subject to Japanese income tax.

The rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid by NTT to any non-resident holders, except for any individual shareholder who holds 5% or more of the total issued Shares, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income dated November 6, 2003 (the “Convention”), the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Convention and Japanese tax law, United States holders of ADRs will be treated as owners of the Shares underlying the ADSs evidenced by the ADRs.

Gains derived from the sale of Shares or ADSs outside Japan by a non-resident holder, or from the sale of Shares within Japan by a non-resident holder, are generally not subject to Japanese income tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

United States Taxation

The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, traders who elect to mark to market, insurance companies, tax-exempt entities, persons holding an ADS or Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting Shares. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation with respect to taxable years beginning on or before December 31, 2006, generally will be treated separately, together with other items of “passive income” (or in the case of certain holders, “financial services income”) for foreign tax credit limitation purposes. In the case of a U.S. non-corporate holder for whom the reduced 15% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The American Jobs Creation Act of 2004 (the “JOBS Act”), which was signed into law on October 22, 2004, reduced the income categories for purposes of determining a U.S. person’s foreign tax credit limitation with respect to taxable years beginning after December 31, 2006. Under the JOBS Act, most taxpayers will continue to treat dividends as “passive income;” however, taxpayers entitled to treat dividends as “financial services income” will generally be able to categorize such dividends as “general category income” which includes all income of the taxpayer other than passive source income.

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

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and the stock prices of investments.

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

Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2008:

	2008
	Cost/carrying amount	Fair value(1)
	(in millions of yen)
Available-for sale securities	¥202,024	¥247,654
Held-to-maturity securities	¥4,574	¥4,574

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2008
	Carrying amount	Fair value(1)
	(in millions of yen)
Due within 1 year	¥60	¥60
Due after 1 year through 5 years	—	—
Due after 5 years through 10 years	4,514	4,514
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Amounts of NTT Group’s financial instruments that are sensitive to foreign currency exchange rates were not material as of March 31, 2008.

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

For debt obligations, the table presents principal cash flows by expected maturity dates, weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2008.

The information is presented in Japanese yen equivalents, which is NTT Group’s reporting currency. The instruments’ actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2009	2010	2011	2012	2013	Thereafter	Total
		(in millions of yen)
Long-term debt including
current portion
Japanese yen bonds:	1.5%	¥(340,793)	¥(294,451)	¥(485,310)	¥(408,001)	¥(191,574)	¥(541,892)	¥(2,262,021)	¥(2,323,572)
Swiss franc bonds:	2.1%	0	0	0	0	(81,152)	0	(81,152)	(76,570)
Euro bonds:	4.1%	0	(245)	0	(79,845)	0	0	(80,090)	(80,340)
Borrowings from banks—
Japanese yen loans:	1.5%	(315,873)	(296,100)	(280,893)	(166,592)	(202,484)	(372,657)	(1,634,599)	(1,692,595)
U.S. dollar loans:	4.6%	(1,456)	(1,234)	(1,965)	(1,672)	(5,210)	(3,738)	(15,275)	(18,142)
GBP loans:	5.8%	(957)	(226)	(826)	0	0	0	(2,009)	(2,196)
Euro loans:	4.4%	(361)	(80)	(278)	0	0	0	(719)	(763)
Singapore dollar loans:	4.7%	(158)	0	0	(315)	0	0	(473)	(526)

Subtotal		(659,598)	(592,336)	(769,272)	(656,425)	(480,420)	(918,287)	(4,076,338)	(4,194,704)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		4,018	1,359	3,954	13,077	4,024	0	26,432	26,432

Total		¥(655,580)	¥(590,977)	¥(765,318)	¥(643,348)	¥(476,396)	¥(918,287)	¥(4,049,906)	¥(4,168,272)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2009	2010	2011	2012	2013	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥125,505	¥119,430	¥73,430	¥38,280	¥9,280	¥8,000	¥(1,036)
Average pay rate	1.2%	1.2%	1.4%	1.4%	1.7%	1.8%
Average receive rate	1.0%	1.0%	1.0%	1.0%	1.3%	1.3%
Fixed to Floating (Japanese yen)	¥241,800	¥241,800	¥241,800	¥241,800	¥171,800	¥6,000	¥3,500
Average pay rate	1.2%	1.2%	1.2%	1.2%	1.2%	0.9%
Average receive rate	1.5%	1.5%	1.5%	1.5%	1.5%	1.4%
Floating to Floating (Japanese yen)	¥21,000	¥21,000	¥21,000	¥21,000	¥0	¥0	¥220
Average pay rate	1.0%	1.0%	1.0%	1.0%	0.0%	0.0%
Average receive rate	1.3%	1.3%	1.3%	1.3%	0.0%	0.0%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. NTT Group maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those NTT Group maintains with respect to its consolidated subsidiaries.

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2008. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2008 to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2008. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2008, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on NTT’s internal control over financial reporting, which is included herein.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of audit has determined that Mr. Shigeru Iwamoto and Mr. Susumu Fukuzawa are financial experts meeting the requirements of Item 16A. Mr. Shigeru Iwamoto is independent under applicable Japanese rules relating to the composition of boards of audit.

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT hereby undertakes to provide without any charge a copy of the code to any person upon request. Any such request should be made to Investor Relations Office in the Finance and Accounting Department (Address: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan /Phone number: 81-3-5205-5581).

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

The aggregate fees billed for each of the fiscal years ended March 31, 2007 and March 31, 2008 for professional services rendered to NTT and its subsidiaries by MISUZU and its affiliates are as follows:

	Years ended March 31,
	2008	2007
	(in millions of yen)
Audit Fees	¥—	¥942
Audit-Related Fees	—	—
Tax Fees	—	17
All Other Fees	—	15

Total Fees	¥—	¥975

The aggregate fees billed for each of the fiscal years ended March 31, 2007 and March 31, 2008 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2008	2007
	(in millions of yen)
Audit Fees	¥2,345	¥1,455
Audit-Related Fees	8	—
Tax Fees	63	62
All Other Fees	—	—

Total Fees	¥2,417	¥1,517

Audit Fees were billed for professional services rendered by these accountants for the audit of NTT’s and its subsidiaries’ annual financial statements and services that are normally provided by them in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees were billed for assurance and related services rendered by these accountants that are reasonably related to the performance of the audit or review of NTT’s and its subsidiaries’ financial statements, such as the issuance of comfort letters in connection with corporate bond offerings, and that are not reported under Audit Fees.

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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NTT is relying on the general exemption from certain requirements of Rule 10A-3 under the Exchange Act related to the independence of audit committee members and the responsibilities of the audit committee, which exemption is available to non-U.S. issuers that maintain a qualifying board of audit as provided in Rule 10A-3(c)(3). NTT believes that reliance on this exemption does not materially adversely affect the ability of NTT’s board of audit to satisfy the other requirements of Rule 10A-3. See “Item 6—Directors, Senior Management and Employees” for a discussion of NTT’s board of audit.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units Purchased)(1)(2)	(b) Average Price Paid per Share (or Units)	(c) Total Numbers of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2007 to April 30, 2007	95.70	¥614,543	0	0
May 1, 2007 to May 31, 2007	67.04	¥586,205	0	0
June 1, 2007 to June 30, 2007	63.30	¥554,053	0	0
July 1, 2007 to July 31, 2007	195.37	¥540,575	0	0
August 1, 2007 to August 31, 2007	77.25	¥511,181	0	0
September 1, 2007 to September 30, 2007	41.07	¥524,852	0	0
October 1, 2007 to October 31, 2007	2,146.05	¥543,584	0	0
November 1, 2007 to November 30, 2007	372.03	¥513,548	0	0
December 1, 2007 to December 31, 2007	212.68	¥532,845	129,480	70,520
January 1, 2008 to January 31, 2008	117.25	¥527,763	23,438	47,082
February 1, 2008 to February 29, 2008	47.71	¥496,134	0	47,082
March 1, 2008 to March 31, 2008	39.75	¥444,707	24,780	0

(1)	At the board of directors’ meeting held on November 9, 2007, the board approved a resolution for the repurchase of up to 200,000 Shares from time to time at an aggregate cost not to exceed ¥100 billion during the period between November 12, 2007 and March 24, 2008.
(2)	Shares purchased consist of the repurchase of 182,173.80 fractional Shares from April 1, 2007 to March 31, 2008.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2007 and 2008, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2006, 2007 and 2008 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-64.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof).

1.2	Amended Share Handling Regulations of NTT (incorporated by reference to NTT’s Form 20-F filed June 30, 2007).

1.3	Amended Regulations of Board of Directors (English translation thereof).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

*	Deemed to be furnished to the SEC.

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

Date: June 30, 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of independent registered public accounting firm for the year ended March 31, 2008, issued by KPMG AZSA & Co.	F-2

A copy of report of independent registered public accounting firm for the years ended March 31, 2006 and 2007, previously issued by MISUZU PricewaterhouseCoopers(*)	F-4

Report of other auditors for the years ended March 31, 2006 and 2007	F-6

Consolidated balance sheets at March 31, 2007 and 2008	F-7

Consolidated statements of income for each of the three years ended March 31, 2008	F-9

Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2008	F-10

Consolidated statements of cash flows for each of the three years ended March 31, 2008	F-11

Notes to consolidated financial statements	F-13

Financial statement schedule for the three years ended March 31, 2008:

Schedule II—Valuation and qualifying accounts	F-64

(*)	The consolidated financial statements for the years ended March 31, 2006 and 2007, respectively, were audited by MISUZU PricewaterhouseCoopers (“MISUZU”), which ceased operations in 2007. NTT has included a copy of MISUZU’s audit report included in NTT’s Annual Report on Form 20-F for the year ended March 31, 2007, which was filed on June 29, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited the March 31, 2008 consolidated financial statements of Nippon Telegraph and Telephone Corporation and its subsidiaries (the “Company”), as listed in the accompanying index. In connection with our audit of the March 31, 2008 consolidated financial statements, we also have audited the March 31, 2008 financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. The March 31, 2007 and 2006 consolidated financial statements and financial statement schedule of Nippon Telegraph and Telephone Corporation and its subsidiaries as listed in the accompanying index, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, before the retroactive effect to the March 31, 2007 and 2006 consolidated financial statements described in Note 7 to the consolidated financial statements for the change in accounting related to an investment that qualifies for the equity method of accounting during the year ended March 31, 2008, in their report dated June 28, 2007.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the March 31, 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries as of March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related March 31, 2008 financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed above, the March 31, 2007 and 2006 consolidated financial statements of Nippon Telegraph and Telephone Corporation and its subsidiaries as listed in the accompanying index were audited by other auditors who have ceased operations. As described in Note 7, these consolidated financial statements have been retroactively adjusted for the change in accounting related to an investment that qualifies for the equity method of accounting during the year ended March 31, 2008. We audited the retroactive adjustments that were applied to revise the March 31, 2007 and 2006 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the March 31, 2007 and 2006 consolidated financial statements of Nippon Telegraph and Telephone Corporation and its subsidiaries other than with respect to such adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2007 and 2006 consolidated financial statements taken as a whole.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited the internal control over financial reporting of Nippon Telegraph and Telephone Corporation and its subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s report on internal control over financial reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 27, 2008

This is a copy of the audit report previously issued by MISUZU PricewaterhouseCoopers (“MISUZU”) in connection with NTT’s filing of its Annual Report on Form 20-F for the year ended March 31, 2007. MISUZU has ceased operations and this audit report has not been reissued by MISUZU in connection with this Annual Report on Form 20-F for the year ended March 31, 2008. The consolidated financial statements as of March 31, 2006 and for the year ended March 31, 2005, and management’s assessment of effectiveness of internal control over financial reporting as of March 31, 2007 are not required to be presented in this Annual Report.

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

Tokyo, Japan

June 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the consolidated balance sheet of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years ended March 31, 2006 and 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NTT DoCoMo, Inc. and subsidiaries as of March 31, 2007, and the results of their operations and their cash flows for the years ended March 31, 2006 and 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 19, 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2007(*)	2008	2008
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	¥796,255	¥1,169,566	$11,696
Short-term investments	111,901	17,566	175
Notes and accounts receivable, trade (Note 4)	2,102,435	1,843,468	18,435
Allowance for doubtful accounts	(31,297)	(36,286)	(363)
Inventories (Note 6)	309,097	343,978	3,440
Prepaid expenses and other current assets	341,243	375,661	3,756
Deferred income taxes (Note 12)	261,534	276,178	2,762

Total current assets	3,891,168	3,990,131	39,901

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	14,639,792	14,699,272	146,993
Telecommunications service lines	13,442,566	13,701,735	137,017
Buildings and structures	5,730,034	5,792,345	57,923
Machinery, vessels and tools	1,864,159	1,761,348	17,614
Land	877,009	1,078,118	10,781
Construction in progress	289,447	301,722	3,017

	36,843,007	37,334,540	373,345
Accumulated depreciation	(26,419,195)	(26,948,961)	(269,489)

Net property, plant and equipment	10,423,812	10,385,579	103,856

Investments and other assets:
Investments in affiliated companies (Notes 2 and 7)	326,219	416,140	4,161
Marketable securities and other investments (Notes 7 and 8)	371,592	347,899	3,479
Goodwill (Notes 9 and 18)	387,066	427,888	4,279
Other intangibles (Notes 9 and 11)	1,329,714	1,384,311	13,843
Other assets (Notes 10 and 11)	776,270	959,096	9,592
Deferred income taxes (Notes 7 and 12)	785,300	607,735	6,077

Total investments and other assets	3,976,161	4,143,069	41,431

Total assets	¥18,291,141	¥18,518,779	$185,188

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2007(*)	2008	2008
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 10)	¥414,290	¥568,068	$5,681
Current portion of long-term debt (Notes 10 and 20)	837,840	659,598	6,596
Accounts payable, trade (Note 4)	1,446,681	1,492,450	14,924
Accrued payroll	486,108	466,689	4,667
Accrued interest	14,602	11,809	118
Accrued taxes on income	108,556	234,074	2,341
Accrued consumption tax	45,808	36,074	361
Advances received	47,412	98,261	983
Other (Note 12)	329,516	344,886	3,448

Total current liabilities	3,730,813	3,911,909	39,119

Long-term liabilities:
Long-term debt (Notes 10 and 20)	3,510,370	3,416,740	34,167
Obligations under capital leases (Note 16)	96,231	60,488	605
Liability for employees’ retirement benefits (Note 11)	1,534,993	1,294,813	12,948
Other (Notes 7 and 12)	463,423	560,070	5,601

Total long-term liabilities	5,605,017	5,332,111	53,321

Minority interests in consolidated subsidiaries (Note 7)	1,834,543	1,863,998	18,640

Shareholders’ equity (Note 14):
Common stock, no par value—
Authorized—61,929,209 shares in 2007 and 2008
Issued—15,741,209 shares in 2007 and 2008	937,950	937,950	9,380
Additional paid-in capital (Note 18)	2,844,103	2,841,079	28,411
Retained earnings (Notes 7 and 14)	4,145,608	4,663,296	46,633
Accumulated other comprehensive income (loss) (Notes 7, 8, 11, 14 and 20)	102,529	(26,428)	(265)
Treasury stock, at cost (Note 14)— 1,921,540 shares in 2007 and 2,102,471 shares in 2008	(909,422)	(1,005,136)	(10,051)

Total shareholders’ equity	7,120,768	7,410,761	74,108

Commitments and contingent liabilities (Note 21)
Total liabilities, minority interests and shareholders’ equity	¥18,291,141	¥18,518,779	$185,188

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice related services (Note 2)	¥3,382,720	¥3,113,549	¥2,831,138	$28,311
Mobile voice related services	3,125,780	3,021,263	2,739,832	27,398
IP / packet communications services	1,953,251	2,247,948	2,567,440	25,675
Sale of telecommunication equipment	592,220	583,349	653,499	6,535
System integration	976,582	1,092,738	1,156,997	11,570
Other	710,583	701,703	731,985	7,320

	10,741,136	10,760,550	10,680,891	106,809

Operating expenses (Notes 4 and 17):
Cost of services (exclusive of items shown separately below)	2,297,264	2,325,712	2,419,148	24,192
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,236,482	1,333,237	1,262,789	12,628
Cost of system integration (exclusive of items shown separately below)	629,690	737,271	794,867	7,949
Depreciation and amortization (Note 9)	2,110,920	2,097,327	2,161,878	21,619
Impairment loss	6,136	3,620	5,032	50
Selling, general and administrative expenses (Note 17)	3,269,944	3,140,587	3,047,236	30,472
Write-down of goodwill and other intangible assets (Note 9)	—	15,781	2,888	29
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 11)	—	—	(317,556)	(3,176)

	9,550,436	9,653,535	9,376,282	93,763

Operating income	1,190,700	1,107,015	1,304,609	13,046

Other income (expenses) (Note 7):
Interest and amortization of bond discounts and issue costs (Note 2)	(75,782)	(69,533)	(63,775)	(638)
Interest income	28,842	27,088	24,495	245
Gains on sales of investments in affiliated company (Note 7)	61,962	86	2,118	21
Gains on sales of marketable securities and other investments (Note 8)	47,770	1,821	5,288	53
Other, net (Note 20)	48,628	66,225	49,556	496

	111,420	25,687	17,682	177

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies (Note 7)	1,302,120	1,132,702	1,322,291	13,223

Income tax expense (benefit) (Notes 7 and 12):
Current	333,778	298,177	377,065	3,771
Deferred	207,021	168,375	143,712	1,437

	540,799	466,552	520,777	5,208

Income (loss) before minority interests, equity in earnings (losses) of affiliated companies	761,321	666,150	801,514	8,015
Minority interests in consolidated subsidiaries (Note 7)	(246,093)	(194,825)	(197,384)	(1,973)
Equity in earnings (losses) of affiliated companies (Note 7)	(12,113)	10,043	31,026	310

Net income (loss) (Note 7)	¥503,115	¥481,368	¥635,156	$6,352

	2006(*)	2007(*)	2008	2008
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock:
Weighted average number of shares outstanding	14,315,049.28	13,820,769.16	13,775,613.62
Net income (loss) (Note 7)	¥35,145.88	¥34,829.32	¥46,107.27	$461.07
Cash dividends to be paid to shareholders of record date	¥6,000.00	¥8,000.00	¥9,000.00	$90.00

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$9,380

At end of year	937,950	937,950	937,950	9,380

Additional paid-in capital (Note 18):
At beginning of year	2,799,828	2,843,108	2,844,103	28,441
Change in interest of investee	43,280	—	952	10
Other	—	995	(3,976)	(40)

At end of year	2,843,108	2,844,103	2,841,079	28,411

Retained earnings (Notes 7 and 14):
At beginning of year	3,344,162	3,760,991	4,145,608	41,456
Cash dividends	(86,286)	(96,751)	(117,468)	(1,175)
Net income (loss)	503,115	481,368	635,156	6,352

At end of year	3,760,991	4,145,608	4,663,296	46,633

Accumulated comprehensive income (loss) (Notes 7, 8, 11, 14 and 20):
At beginning of year	25,441	99,417	102,529	1,025
Other comprehensive income (loss)	73,976	(17,268)	(128,957)	(1,290)
Adjustment to initially apply SFAS No.158	—	20,380	—	—

At end of year	99,417	102,529	(26,428)	(265)

Treasury stock, at cost (Note 14)
At beginning of year	(367,107)	(907,088)	(909,422)	(9,094)
Net change in treasury stock	(539,981)	(2,334)	(95,714)	(957)

At end of year	(907,088)	(909,422)	(1,005,136)	(10,051)

Shareholders’ equity at end of year	¥6,734,378	¥7,120,768	¥7,410,761	$74,108

Summary of total comprehensive income (loss)
Net income (loss) (Note 7)	¥503,115	¥481,368	¥635,156	$6,352
Other comprehensive income (loss) (Notes 7, 8, 11, 14 and 20)	73,976	(17,268)	(128,957)	(1,290)

Comprehensive income (loss)	¥577,091	¥464,100	¥506,199	$5,062

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss) (Note 7)	¥503,115	¥481,368	¥635,156	$6,352
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 9)	2,110,920	2,097,327	2,161,878	21,619
Impairment loss	6,136	3,620	5,032	50
Deferred taxes (Note 12)	207,021	168,375	143,712	1,437
Minority interest in consolidated subsidiaries (Note 7)	246,093	194,825	197,384	1,974
Write-down of goodwill and other intangible assets (Note 9)	—	15,781	2,888	29
Loss on disposal of property, plant and equipment	140,990	136,167	140,511	1,405
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 11)	—	—	(317,556)	(3,176)
Gains on sales of investments in affiliated company (Note 7)	(61,962)	(86)	(2,118)	(21)
Gains on sales of marketable securities and other investments (Note 8)	(47,770)	(1,821)	(5,288)	(53)
Equity in (earnings) losses of affiliated companies (Note 7)	12,113	(10,043)	(31,026)	(310)
(Increase) decrease in notes and accounts receivable, trade	56,589	(280,524)	289,627	2,896
(Increase) decrease in inventories (Note 6)	(106,228)	83,975	(34,582)	(346)
(Increase) decrease in other current assets	103,014	42,160	(23,310)	(233)
Increase (decrease) in accounts payable, trade and accrued payroll	33,174	(76,918)	(80,883)	(809)
Increase (decrease) in accrued consumption tax	10,435	18,689	(9,632)	(96)
Increase (decrease) in accrued interest	(1,104)	(2,387)	(2,732)	(27)
Increase (decrease) in advances received	(5,442)	(15,042)	50,875	509
Increase (decrease) in accrued taxes on income	99,875	(107,406)	125,494	1,255
Increase (decrease) in other current liabilities	77,618	(38,334)	(12,562)	(126)
Increase (decrease) in liability for employees’ retirement benefits	(105,616)	(116,380)	(183,377)	(1,834)
Increase (decrease) in other long-term liabilities	24,719	(63,181)	51,957	520
Other	(60,794)	(168,876)	(10,656)	(107)

Net cash provided by operating activities	¥3,242,896	¥2,361,289	¥3,090,792	$30,908

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,696,348)	¥(1,608,505)	¥(1,259,719)	$(12,597)
Proceeds from sale of property, plant and equipment	46,877	82,035	81,991	820
Payments for purchase of non-current investments	(273,202)	(72,146)	(199,780)	(1,998)
Proceeds from sale and redemption of non-current investments	58,565	71,253	124,183	1,242
Payments for purchase of short-term investments	(253,144)	(8,381)	(14,293)	(143)
Proceeds from redemption of short-term investments	503,334	4,632	5,586	56
Acquisition of intangibles and other assets	(463,344)	(619,878)	(728,610)	(7,286)

Net cash used in investing activities	(2,077,262)	(2,150,990)	(1,990,642)	(19,906)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 10)	412,608	477,517	508,922	5,089
Payments for settlement of long-term debt (Note 10)	(799,749)	(854,825)	(878,267)	(8,783)
Dividends paid	(86,286)	(96,751)	(117,468)	(1,175)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 14)	(539,981)	(1,339)	(95,650)	(956)
Acquisition of treasury stocks by subsidiary (Note 18)	(46,321)	(157,656)	(173,002)	(1,730)
Net increase (decrease) in short-term borrowings and other	(80,174)	(198,776)	29,081	291

Net cash provided by (used in) financing activities	(1,139,903)	(831,830)	(726,384)	(7,264)

Effect of exchange rate changes on cash and cash equivalents	3,147	6,949	(455)	(5)

Net increase (decrease) in cash and cash equivalents	28,878	(614,582)	373,311	3,733
Cash and cash equivalents at beginning of year	1,381,959	1,410,837	796,255	7,963

Cash and cash equivalents at end of year (Note 5)	¥1,410,837	¥796,255	¥1,169,566	$11,696

Cash paid during the year for:
Interest	¥75,688	¥71,761	¥66,568	$666
Income taxes, net	170,883	418,936	237,311	2,373
Noncash investing and financing activities:
Capital lease obligations incurred during the year	21,583	17,034	7,694	77
Acquisition of stocks through share exchanges (Note 8)	¥—	¥—	¥19,864	$199

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services, Personal Handyphone System (“PHS”) services, etc., and incidental services), principally operated by NTT DoCoMo, Inc. (“NTT DoCoMo”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business terminated PHS services as of January 7, 2008.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold approximately 7,416 thousand shares of NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 33.7% as of March 31, 2008. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

Significant accounting policies are as follows:

(1)    Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments—

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of the Financial Accounting Standards Board (“FASB”) Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), along with certain other clarifications and amendments to SFAS 133 and Statement of Financial Accounting Standards No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Servicing of Financial Assets—

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes—

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. The adoption of FIN 48 did not have a material impact on the results of operations or financial position of NTT Group.

(2)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that are consolidated in accordance with FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin (“ARB”) No. 51”. All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are accounted for under the equity method. Investments with less than 20% ownership interest in various private companies whereby NTT Group does not have significant influence are recorded using the cost method of accounting.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA (3G wireless services) and mova (2G wireless services)) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred all the revenues based on the portion of unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or data transmissions, similar to the way airtime revenues are recognized, or as allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, NTT Group started to recognize the revenue attributable to such allowance ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions. The effect of this accounting change was not material for NTT Group’s results of operations or financial position.

Within revenues from mobile voice related services, non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Sales of telecommunication equipment are recognized as income upon delivery of the equipment to purchasers, primarily agent reseller, when title to the product, and the risk and rewards of ownership have been substantially transferred. Certain commissions paid to purchasers, primarily agent resellers, are recognized as a reduction of sales of telecommunication equipment in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Effective November 2007, with regard to sales of telecommunication equipment in the mobile communications business, NTT Group introduced a new handset sales scheme which enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among NTT Group, subscribers and agent resellers, NTT Group provides financing by providing funds for the purchase of the handset by the subscribers. NTT Group then includes current installment for the receivable for purchased handset with basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales. The portion of installment receivable for the purchased handset which was expected to be collected within 1 year or less as of the date of the consolidated balance sheets was recorded as “Notes and accounts receivable, trade” and the other portion of installment receivable was recorded as “Other assets” in the consolidated balance sheets, respectively.

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

Cash and cash equivalents, short-term investments—

Excess cash is invested in time deposits, marketable bonds of the Japanese Government, commercial paper or certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers and comprise labor cost and subcontractors’ cost, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value, with cost being determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DoCoMo disposed of obsolete handsets during the years ended March 31, 2006, 2007 and 2008 totaling ¥18,883 million, ¥21,353 million and ¥16,946 million ($169 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment (excluding wireless telecommunications equipment)	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Depreciation expense is computed based on the total depreciable amount, which is cost, net of estimated residual value. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥77,590 million, ¥71,010 million and ¥68,173 million ($682 million), of which ¥1,808 million, ¥1,477 million and ¥4,398 million ($44 million) were capitalized for the years ended March 31, 2006, 2007 and 2008, respectively.

Impairment of long-lived assets—

Long-lived assets to be held and used, including property, plant and equipment, software and certain other intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

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

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Beginning with the adoption of FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” as of April 1, 2007, the effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the changes in judgment occurs.

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

Comprehensive income—

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments, pension liability adjustments and unrealized gains/losses on derivative instruments. NTT Group has elected to disclose comprehensive income in the consolidated statements of shareholders’ equity and its components in Note 14.

Variable Interest Entities (VIEs)—

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥32 billion and ¥239 billion ($2,390 million) as of March 31, 2007 and 2008, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥42 billion and ¥37 billion ($370 million) as of March 31, 2007 and 2008, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the above, a VIE with assets totaling approximately ¥95 billion as of March 31, 2007, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥7.1 billion as of March 31, 2007, which is accounted for using the equity method. NTT Group estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥44 billion as of March 31, 2007. In March 2008, NTT Group acquired an additional preferential interest in this VIE. As a result, this VIE has been consolidated as a VIE in which NTT Group is the primary beneficiary as of March 31, 2008.

There is no VIE in which NTT Group holds significant variable interest but is not the primary beneficiary as of March 31, 2008.

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

Employees’ retirement benefits—

Effective March 31, 2007, in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132R”, NTT recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “Accumulated other comprehensive income (loss)”, are amortized over the expected average remaining service period of employees on a straight-line basis.

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

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the obligations related to future employee services to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. In April 2007, NTT Kosei-Nenkin-Kikin applied for permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion, and in July 2007, the approval was granted. As a result, NTT Kosei-Nenkin-Kikin converted to NTT Kigyou-Nenkin-Kikin, a defined-benefit corporate pension fund.

In February 2008, NTT Kigyou-Nenkin-Kikin completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. In accordance with EITF 03-02, this settlement decreased operating expenses by ¥317,556 million ($3,176 million) and was accounted for as “Gain on transfer of the substitutional portion of the Employee Pension Fund” in the consolidated statement of income for the year ended March 31, 2008. For further details, see Note 11.

Recent pronouncements—

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the results of operations or financial position of NTT Group.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for financial statements for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. Management has not yet determined if it will elect the fair value option upon adoption of SFAS 159.

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008, which, for NTT Group, is the year beginning April 1, 2009. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, which, for NTT Group, is the year beginning April 1, 2009. Management is currently evaluating the impact of adoption of SFAS 160 on its results of operations and financial position.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. This Statement is effective prospectively for interim periods and fiscal years beginning after November 15, 2008, which, for NTT Group, is the year beginning April 1, 2009. Management is currently evaluating the impact of adoption of SFAS 161 on its disclosure about derivative instruments and hedging activities.

Out of period adjustments—

Deferred revenue for the expected future usage of the telephone cards issued by NTT Group has been recognized at the beginning of the year ended March 31, 2008, but not in the prior years. Consequently, Operating revenue—Fixed voice related services decreased by ¥32,800 million in the consolidated statement of income for the year ended March 31, 2008. Management believes this out-of-period adjustment is immaterial to the results of operations or financial position of NTT Group for the year ended March 31, 2008 and prior fiscal years. Such deferred revenue estimates will be evaluated periodically based on the latest information available.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the year ended March 31, 2008.

3.    Convenience translation into U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥100 = US$1, the approximate current rate at March 31, 2008, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with affiliated companies for each of the three years in the period ended March 31, 2008 and the related balances at March 31, 2007 and 2008 were as follows:

	2006	2007	2008	2008
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥28,049	¥34,083	¥12,489	$125

Operating expenses	¥217,339	¥195,272	¥85,740	$857

Receivables		¥5,791	¥7,634	$76

Payables		¥20,223	¥27,612	$276

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2006, 2007 and 2008 were ¥4,678 million, ¥7,639 million and ¥20,303 million ($203 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2007 and 2008 comprised the following:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Cash	¥550,371	¥833,291	$8,333
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	—	10,000	100
Time deposits, certificates of deposit and other	245,884	326,275	3,263

Total	¥796,255	¥1,169,566	$11,696

Certificates of deposit, commercial paper and securities, including marketable bonds of the Japanese Government, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts, which approximate fair value.

6.    Inventories:

Inventories at March 31, 2007 and 2008 comprised the following:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Telecommunications equipment to be sold and materials	¥165,867	¥163,654	$1,637
Projects in progress	112,111	144,287	1,443
Supplies	31,119	36,037	360

Total	¥309,097	¥343,978	$3,440

7.    Investments in affiliated companies:

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

Philippine Long Distance Telephone Company—

From March 2007 to February 2008, NTT DoCoMo additionally acquired approximately 7% of outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines, for ¥98,943 million ($989 million) in the market. Together with the approximately 13% of PLDT outstanding common shares held before the additional acquisition by NTT DoCoMo, NTT Group held approximately 21% of the total outstanding common shares of PLDT as of March 31, 2008 and obtained the ability to exercise significant influence over PLDT. Accordingly, NTT Group accounted for its investment in PLDT by applying the equity method during the year ended March 31, 2008.

In accordance with APB No.18, NTT Group’s consolidated financial statements have been retroactively adjusted to apply the equity method of accounting for the investment in PLDT. Consequently, the amounts previously reported as NTT Group’s financial condition and operating results have been revised. The impact on the consolidated balance sheet as of March 31, 2007 and the consolidated statements of income for the years ended March 31, 2006 and 2007 is as follows:

Consolidated Balance Sheet Items

	March 31, 2007
	As Previously Reported	As Revised	Effect of Accounting Change
	Millions of yen
Investments in affiliated companies	¥273,951	¥326,219	¥52,268
Marketable securities and other investments	509,798	371,592	(138,206)
Deferred income taxes	773,996	785,300	11,304
Total investments and other assets	4,050,795	3,976,161	(74,634)
Other long-term liabilities	468,774	463,423	(5,351)
Total long-term liabilities	5,610,368	5,605,017	(5,351)
Minority interests in consolidated subsidiaries	1,851,984	1,834,543	(17,441)
Retained earnings	4,127,421	4,145,608	18,187
Accumulated other comprehensive income (loss)	172,558	102,529	(70,029)
Total shareholder’s equity	¥7,172,610	¥7,120,768	¥(51,842)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated Statement of Income Items

	Year ended March 31, 2006
	As Previously Reported	As Revised	Effect of Accounting Change
	Millions of yen
Total other income and expenses	¥115,163	¥111,420	¥(3,743)
Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,305,863	1,302,120	(3,743)
Income tax expense (benefit)	542,207	540,799	(1,408)
Minority interests in consolidated subsidiaries	(246,396)	(246,093)	303
Equity in earnings (losses) of affiliated companies	(18,575)	(12,113)	6,462
Net income (loss)	¥498,685	¥503,115	¥4,430

	Year ended March 31, 2006
	As Previously Reported	As Revised	Effect of Accounting Change
	Yen
Per share of common stock:
Net income (loss)	¥34,836.42	¥35,145.88	¥309.46

	Year ended March 31, 2007
	As Previously Reported	As Revised	Effect of Accounting Change
	Millions of yen
Total other income and expenses	¥30,986	¥25,687	¥(5,299)
Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,138,001	1,132,702	(5,299)
Income tax expense (benefit)	468,269	466,552	(1,717)
Minority interests in consolidated subsidiaries	(195,926)	(194,825)	1,101
Equity in earnings (losses) of affiliated companies	3,101	10,043	6,942
Net income (loss)	¥476,907	¥481,368	¥4,461

	Year ended March 31, 2007
	As Previously Reported	As Revised	Effect of Accounting Change
	Yen
Per share of common stock:
Net income (loss)	¥34,506.55	¥34,829.32	¥322.77

NTT Group is currently in the process of evaluation of fair value of tangible, intangible and other assets and liabilities of PLDT with an independent third party appraiser in order to recognize and account for the share acquired by NTT DoCoMo of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. The purchase price allocation is preliminary and will be complete within the year ending March 31, 2009. The carrying amount of our investment in PLDT and the amount of “Equity in earnings (losses) of affiliated companies” may be adjusted upon the completion of the evaluation.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

NTT Group reviews the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary on a regular basis. As a result of such evaluations, NTT Group recorded an impairment charge for its investment in JSAT Corporation, a satellite operator, of ¥19,379 million for the year ended March 31, 2006. The impairment charges are included with equity in earnings (losses) of affiliated companies in the consolidated statements of income.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥37,406 million, ¥48,627 million and ¥70,018 million ($700 million) as of March 31, 2006, 2007 and 2008, respectively.

NTT’s total investment in affiliated publicly-held companies was ¥178,383 million ($1,784 million) as of March 31, 2008 and based on quoted market prices at that date, the related market value was ¥310,540 million ($3,105 million).

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2007 and 2008 were greater by ¥113,652 million and by ¥178,902 million ($1,789 million) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

8.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2007 and 2008 are as follows:

	March 31, 2007(*)
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥173,971	¥97,550	¥1,839	¥269,682
Debt securities	103,650	27	152	103,525
Held-to-maturity:
Debt securities	1,260	1	—	1,261

Total	¥278,881	¥97,578	¥1,991	¥374,468

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2007 (Note 7).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥198,725	¥69,596	¥23,781	¥244,540
Debt securities	3,299	8	193	3,114
Held-to-maturity:
Debt securities	4,574	—	—	4,574

Total	¥206,598	¥69,604	¥23,974	¥252,228

	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$1,987	$696	$238	$2,445
Debt securities	33	0	2	31
Held-to-maturity:
Debt securities	46	—	—	46

Total	$2,066	$696	$240	$2,522

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and 2008 are as follows:

	March 31, 2007
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥6,993	¥1,614	¥570	¥225
Debt securities	585	5	99,984	147
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	345	261	6,322	4,781

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2008
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥110,991	¥21,733	¥3,535	¥2,048
Debt securities	1,659	152	561	41
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	8,615	104	6,590	2,257

	March 31, 2008
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$1,110	$217	$35	$21
Debt securities	17	2	6	0
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	86	1	66	23

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥97,050 million and ¥95,671 million ($957 million) at March 31, 2007 and 2008, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥61,691 million and ¥61,742 million ($617 million) of these securities for impairment at March 31, 2007 and 2008, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects. As of March 31, 2007, the amounts of equity securities carried at cost due to restriction of stock sale by contractual requirements were ¥8,924 million.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2008 are as follows:

	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2008
	Millions of yen			Millions of U.S. dollars
Proceeds	¥25,446	¥4,754	¥7,313	$73
Gross realized gain	48,612	2,232	5,413	54
Gross realized loss	802	411	125	1

The amounts of net income reclassified out of accumulated other comprehensive income (loss) into earnings for the years ended March 31, 2006, 2007 and 2008 were ¥3,336 million, ¥5,400 million and ¥4,081 million ($41 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2007 and 2008 are as follows:

	2007
	Carrying value	Fair Value
	Millions of yen
Due within 1 year	¥—	¥—
Due after 1 year through 5 years	1,060	1,061
Due after 5 years through 10 years	200	200
Due after 10 years	—	—

Total	¥1,260	¥1,261

	2008		2008
	Carrying value	Fair Value	Carrying value	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥60	¥60	$1	$1
Due after 1 year through 5 years	—	—	—	—
Due after 5 years through 10 years	4,514	4,514	45	45
Due after 10 years	—	—	—	—

Total	¥4,574	¥4,574	$46	$46

On October 24, 2005, NTT DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). NTT DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, and paid cash of €5 million (equivalent to ¥692 million) to NTT DoCoMo.

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

In April 2007, JSAT Corporation (“JSAT”), a satellite operator, and SKY Perfect Communications Inc. implemented a management integration through joint share transfers. As a result, NTT acquired shares of SKY Perfect JSAT Corporation, the newly established holding company, in exchange for shares of JSAT and recorded the new shares in fair value, ¥19,864 million ($199 million) as “Marketable securities and other investments” in the consolidated balance sheet as of March 31, 2008.

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

NTT performed the annual impairment test and recorded an impairment loss of ¥13,112 million, included in "Write-down of goodwill and other intangible assets" in the consolidated statement of income for the year ended March 31, 2007.

The amount of goodwill included in the long distance and international communications business segment is mainly related to the acquisition of Verio.

For the year ended March 31, 2007 and 2008, NTT recorded goodwill of ¥46,910 million and ¥16,760 million ($168 million), respectively, in connection with NTT DoCoMo’s share repurchase program. Further explanation is given in Note 18.

The changes in goodwill by reportable segment for the years ended March 31, 2007 and 2008 are as follows:

	2007
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of yen
Balance at March 31, 2006	¥68,327	¥271,684	¥6,908	¥346,919
Goodwill acquired during year	—	53,570	703	54,273
Impairment losses	(13,112)	—	(2,669)	(15,781)
Foreign currency translation adjustments	1,581	67	7	1,655

Balance at March 31, 2007	¥56,796	¥325,321	¥4,949	¥387,066

	2008
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of yen
Balance at March 31, 2007	¥56,796	¥325,321	¥4,949	¥387,066
Goodwill acquired during year	—	28,422	19,700	48,122
Impairment losses	—	—	(2,888)	(2,888)
Goodwill adjustment related to sale of subsidiary stock	(361)	—	—	(361)
Foreign currency translation adjustments	(3,145)	(594)	(312)	(4,051)

Balance at March 31, 2008	¥53,290	¥353,149	¥21,449	¥427,888

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008
	Long distance and international communications business	Mobile communications business	Data communications business	Total
	Millions of U.S. dollars
Balance at March 31, 2007	$568	$3,253	$50	$3,871
Goodwill acquired during year	—	285	197	482
Impairment losses	—	—	(29)	(29)
Goodwill adjustment related to sale of subsidiary stock	(4)	—	—	(4)
Foreign currency translation adjustments	(31)	(6)	(4)	(41)

Balance at March 31, 2008	$533	$3,532	$214	$4,279

Other intangible assets—

NTT Group has no intangible assets with indefinite lives. Intangible assets subject to amortization are comprised of the following:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Computer software	¥4,197,904	¥4,430,716	$44,307
Rights to use utility facilities	329,542	331,027	3,310
Other	102,078	176,291	1,763
Accumulated amortization	(3,299,810)	(3,553,723)	(35,537)

Total	¥1,329,714	¥1,384,311	$13,843

In above table, the net carrying amounts of computer software as of March 31, 2007 and 2008 are ¥1,212,296 million and ¥1,223,068 million ($12,231 million), respectively.

The aggregate amortization expense for intangible assets for the years ended March 31, 2006, 2007 and 2008 were ¥556,003 million, ¥634,519 million and ¥677,826 million ($6,778 million), respectively.

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

The estimated aggregate amortization expenses for intangible assets during each of the five years in the period ending March 31, 2013 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥427,614	$4,276
2010	346,312	3,463
2011	270,938	2,709
2012	170,824	1,708
2013	80,020	800

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2007 and 2008 comprised the following:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term bank loans bearing interest at weighted average rates of 0.69% and 0.90% per annum at March 31, 2007 and 2008, respectively	¥188,964	¥216,483	$2,165
Commercial paper bearing interest at weighted average rates of 0.67% and 0.67% per annum at March 31, 2007 and 2008, respectively	223,910	349,873	3,499

Borrowing denominated in U.S. dollar:
Unsecured short-term bank loan bearing interest at weighted average rates of 5.42% and 6.30% per annum at March 31, 2007 and 2008, respectively	1,416	1,712	17

	¥414,290	¥568,068	$5,681

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2007 and 2008 comprised the following:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.32% – 3.30% coupon bonds due 2008 – 2017	¥2,017,767	¥2,023,380	$20,234
2.50% Euro yen notes due 2007	100,000	—	—
1.11% – 1.22% floating rate domestic bonds due 2011	236,659	239,312	2,393
Secured indebtedness to banks—
2.08% (weighted average) loans due 2009 – 2010	1,352	16,628	166
1.06% (weighted average) floating rate loans due 2011	—	20,908	209
Unsecured indebtedness to banks—
1.46% (weighted average) loans due 2008 – 2026	1,494,003	1,550,049	15,501
1.00% (weighted average) floating rate loans due 2008 – 2020	163,993	47,014	470

	4,013,774	3,897,291	38,973

Debt denominated in foreign currencies:
3.50% – 6.00% U.S. dollar notes due 2008	130,855	—	—
5.95% floating rate U.S. dollar notes due 2007	9,524	—	—
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	78,281	81,152	812
2.25% – 4.13% Euro notes due 2009 – 2011	79,415	80,090	801
Unsecured indebtedness to banks—
4.73% (weighted average) U.S. dollar floating rate loans due 2008 – 2021	32,205	12,146	121
4.04% (weighted average) U.S. dollar loans due 2009 – 2013	3,081	3,129	31
4.43% (weighted average) Euro loans due 2009 – 2011	440	719	7
5.78% (weighted average) Great Britain Pound loans due 2008 – 2011	1,433	1,864	19
5.46% (weighted average) Great Britain Pound floating rate loans due 2009 – 2011	—	145	1
4.73% (weighted average) Singapore dollar loans due 2008 – 2011	—	473	5

	335,234	179,718	1,797

Total long-term debt principal	4,349,008	4,077,009	40,770
Less—Deferred bond discounts	(798)	(671)	(7)

	4,348,210	4,076,338	40,763
Less—Current maturities	(837,840)	(659,598)	(6,596)

Total long-term debt	¥3,510,370	¥3,416,740	$34,167

Interest rates and due dates in the above table are stated at March 31, 2008.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The bond and note agreements relating to NTT’s long term debt at March 31, 2008 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

Assets totaling ¥60,000 million ($600 million) included in “Other assets” are restricted for use other than repayment of obligations totaling ¥60,000 million ($600 million) as of March 31, 2008.

The balance of long-term debt as of March 31, 2008, and the aggregate amounts of annual maturities from year ending March 31, 2009 to year ending March 31, 2013 and thereafter are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥659,598	$6,596
2010	592,336	5,923
2011	769,272	7,693
2012	656,425	6,564
2013	480,420	4,804
Thereafter	918,287	9,183

Total	¥4,076,338	$40,763

As of March 31, 2008, NTT Group has unused committed lines of credit amounting to ¥130 billion ($1,300 million).

11.    Employees’ retirement benefits:

(1)    Severance Payments and Contract-type Corporate Pension Plans

Employees who terminate their services with NTT Group are generally entitled to lump-sum severance payments based on NTT’s severance payment plans, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

NTT and certain subsidiaries introduced non-contributory funded contract-type corporate pension plans, which cover 28% of the severance benefits under the severance payment plans to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the years ended March 31, 2007 and 2008. NTT uses a March 31 measurement date.

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,463,867	¥2,356,395	$23,564
Service cost	84,898	79,702	797
Interest cost	47,619	50,037	500
Plan amendment	(839)	—	—
Actuarial loss (gain)	(29,769)	(14,463)	(145)
Curtailment	—	5,954	60
Other	4,961	2,728	27
Benefit payments (Lump-sum severance payments and Pension)	(214,342)	(200,628)	(2,006)

Benefit obligation, end of year	2,356,395	2,279,725	22,797

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,322,260	1,389,166	13,892
Actual return on plan assets	53,274	(117,025)	(1,170)
Employer contributions	103,339	89,907	899
Other	1,036	2,921	29
Benefit payments (Pension)	(90,743)	(96,258)	(963)

Fair value of plan assets, end of year	1,389,166	1,268,711	12,687

At March 31:
Funded status	¥(967,229)	¥(1,011,014)	$(10,110)

The following table provides the amounts recognized in the consolidated balance sheets:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(972,235)	¥(1,011,360)	$(10,113)
Other assets	5,006	346	3
Accumulated other comprehensive loss (income)	(73,905)	96,506	965

Net amount recognized	¥(1,041,134)	¥(914,508)	$(9,145)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥73,316	¥209,356	$2,094
Transition obligation	1,696	1,332	13
Prior service cost(*)	(148,917)	(114,182)	(1,142)

Total	¥(73,905)	¥96,506	$965

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥2,336,044 million and ¥2,259,817 million ($22,598 million) at March 31, 2007 and 2008, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2007 and 2008 are as follows:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,349,537	¥2,274,535	$22,745
Fair value of plan assets	1,381,126	1,261,921	12,619

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2007 and 2008 are as follows:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Accumulated benefit obligation	¥2,328,830	¥2,254,655	$22,547
Fair value of plan assets	1,380,737	1,261,921	12,619

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2008 included the following components:

	2006	2007	2008	2008
	Millions of yen			Millions of U.S. dollars
Service cost	¥87,962	¥84,898	¥79,702	$797
Interest cost on projected benefit obligation	48,835	47,619	50,037	500
Expected return on plan assets	(28,287)	(33,442)	(34,782)	(348)
Amortization of net actuarial loss	4,767	2,402	1,610	16
Amortization of transition obligation	1,261	1,255	364	4
Amortization of prior service cost	(30,629)	(30,941)	(30,941)	(309)

Net periodic benefit cost	83,909	71,791	65,990	660
Curtailment loss	—	—	2,160	22

Total	¥83,909	¥71,791	¥68,150	$682

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for each of the three years in the period ended March 31, 2008 are as follows:

	2008	2008
	Millions of yen	Millions of U.S. dollars
Other comprehensive loss (income)
Net loss (gain) arising during period	¥137,366	$1,374
Amortization of net actuarial loss	(1,610)	(16)
Amortization of transition obligation	(364)	(4)
Amortization of prior service cost	30,941	309
Reclassification of prior service cost due to curtailment	3,794	38
Other	284	3

Total	¥170,411	$1,704

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the year ending March 31, 2009 amount to ¥2,418 million ($24 million), ¥138 million ($1 million) and ¥(28,152) million ($(282) million), respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2006	2007	2008
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.2%	2.3%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.9-3.2%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	2.0%	2.2%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.5-3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The weighted-average plan asset allocations at March 31, 2007 and 2008, by asset category, are as follows:

	2007	2008
At March 31
Domestic bonds	32.2%	43.7%
Domestic stocks	23.3%	22.7%
International bonds	20.0%	10.8%
International stocks	14.8%	14.0%
Other financial instruments	9.7%	8.8%

Total	100.0%	100.0%

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group reviews the asset allocations as necessary. The target allocations in March 2008 are: domestic bonds, 45.0%; domestic stocks, 25.0%; international bonds, 10.0%; international stocks, 15.0%; and other financial instruments 5.0%.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥11,250 million (0.8% of total plan assets) and ¥7,679 million (0.6% of total plan assets and $77 million) at March 31, 2007 and 2008, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group expects to contribute ¥71,994 million ($720 million) to the contract-type corporate pension plan in the year ending March 31, 2009.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥178,645	$1,787
2010	179,543	1,795
2011	194,966	1,950
2012	191,420	1,914
2013	204,006	2,040
2014-2018	874,609	8,746

Total	¥1,823,189	$18,232

In connection with a revision of NTT DATA’s personnel-secondment program, the cost of single sum payments which were paid to employees for earlier terminations was recognized as special termination benefits and amounted to ¥35,797 million ($358 million) for the year ended March 31, 2008.

(2)    Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

Since incorporation in April 1985, both NTT Group and its employees had made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“the NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting for Pensions” and, accordingly, contributions were recognized as an expense when they were required for the period.

As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into a) the national Kosei-Nenkin (“the National Plan”), b) NTT Kosei-Nenkin-Kikin (“the NTT Plan”) and c) the Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan). Based on the Law Concerning Defined-Benefit Corporate Pension Plans which came into force in June 2001, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations, as described below. In July 2007, the NTT Plan was converted to NTT Kigyou-Nenkin-Kikin or the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”) that succeeded the pension benefit obligations after the transfer to the Japanese Government of the substitutional portion of the benefit obligations.

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognized as expenses when contributions are required. The total amounts of contributions were ¥112,673 million, ¥116,012 million and ¥120,524 million ($1,205 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

b)    The NTT CDBP (former NTT Plan)

NTT established the NTT Plan in April 1997. Both NTT Group and its employees made contributions to such plan to supplement the pension benefits to which the employees were entitled under the National Plan. The NTT Plan was regulated under the Japanese Welfare Pension Insurance Law and covered a substitutional portion of the National Plan.

The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and accounts for benefit obligations etc. separately from the severance payments and the contract-type corporate pension plans as described in the preceding paragraph in (1) above.

In June 2003, under the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Plan applied to the Japanese Government for permission to be relieved of the obligations related to future employee services to disburse the NTT Plan benefits covering the substitutional portion and in September 2003, the approval was granted. In April 2007, the NTT Plan applied for permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion, and in July 2007, the approval was granted. As a result, the NTT Plan was converted to the NTT CDBP, a defined-benefit corporate pension fund.

In February 2008, the NTT CDBP completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with the EITF 03-02, NTT accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥46,274 million ($463 million), and the difference between projected benefit obligation and accumulated benefit obligation, which was ¥34,649 million ($346 million), were netted to be recognized as a settlement loss from the transaction. The net of the accumulated obligation settled and the assets transferred to the government was recognized as a governmental subsidy of ¥329,181 million ($3,292 million). As a result of this transaction, a decrease in operating expenses of ¥317,556 million ($3,176 million) was recognized in the consolidated statements of income for the year ended March 31, 2008.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP (former NTT Plan) at March 31, 2007 and 2008. NTT uses a March 31 measurement date.

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,001,970	¥1,971,796	$19,718
Service cost	41,178	39,040	390
Interest cost	39,859	43,273	433
Actuarial loss (gain)	(91,547)	(61,119)	(611)
Other	(440)	1,286	13
Benefit payments	(19,224)	(18,288)	(183)
Transfer of the substitutional portion to the government	—	(734,002)	(7,340)

Benefit obligation, end of year	1,971,796	1,241,986	12,420

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,369,302	1,409,038	14,090
Actual return on plan assets	42,101	(77,531)	(775)
Employer contributions	11,961	9,414	94
Employee contributions	5,017	4,042	40
Other	(119)	2,030	20
Benefits payments	(19,224)	(18,288)	(183)
Transfer of the substitutional portion to the government	—	(370,172)	(3,701)

Fair value of plan assets, end of year	1,409,038	958,533	9,585

At March 31:
Funded status	¥(562,758)	¥(283,453)	$(2,835)

The following table provides the amounts recognized in the consolidated balance sheets:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(562,758)	¥(283,453)	$(2,835)
Accumulated other comprehensive loss	51,934	55,397	554

Net amount recognized	¥(510,824)	¥(228,056)	$(2,281)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥78,992	¥77,918	$779
Prior service cost(*)	(27,058)	(22,521)	(225)

Total	¥51,934	¥55,397	$554

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,714,481 million and ¥1,041,658 million ($10,417 million) at March 31, 2007 and 2008, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2008 included the following components:

	2006	2007	2008	2008
	Millions of yen			Millions of U.S. dollars
Service cost	¥42,962	¥41,178	¥39,040	$390
Interest cost on projected benefit obligation	40,342	39,859	43,273	433
Expected return on plan assets	(30,467)	(34,197)	(32,506)	(325)
Amortization of net actuarial loss	25,900	12,772	6,573	65
Amortization of prior service cost	(4,533)	(4,519)	(4,531)	(45)
Employee contributions	(5,164)	(5,017)	(4,042)	(40)

Net periodic benefit cost	69,040	50,076	47,807	478
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	—	(317,556)	(3,175)

Total	¥69,040	¥50,076	¥(269,749)	$(2,697)

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for each of the three years in the period ended March 31, 2008 are as follows:

	2008	2008
	Millions of yen	Millions of U.S. dollars
Other comprehensive loss (income)
Net loss (gain) arising during period	¥49,858	$499
Amortization of net actuarial loss	(6,573)	(65)
Amortization of prior service cost	4,531	45
Reclassification of actuarial loss due to transfer of the substitutional portion to the government	(46,274)	(463)
Other	1,921	19

Total	¥3,463	$35

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the year ending March 31, 2009 amount to ¥8,322 million ($83 million) and ¥(4,531) million ($(45) million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2006	2007	2008
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	2.2%	2.3%
Rate of compensation increase	3.4%	3.4%	3.4%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	2.0%	2.2%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the weighted-average plan asset allocations at March 31, 2007 and 2008, by asset category.

	2007	2008
At March 31
Domestic bonds	49.5%	58.2%
Domestic stocks	17.9%	17.4%
International bonds	14.3%	8.1%
International stocks	11.4%	10.4%
Other financial instruments	6.9%	5.9%

Total	100.0%	100.0%

The policy of the NTT CDBP (former NTT Plan) toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the NTT CDBP (former NTT Plan) selects various investments and take into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP (former NTT Plan) then set the target allocation ratios for the plan assets and endeavors to maintain those ratios. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP (former NTT plan) will review the asset allocations as necessary. The weighted-average target allocations in March 2008 are: domestic bonds, 60.8%; domestic stocks, 18.2%; international bonds, 7.7%; international stocks, 10.5%; and other financial instruments 2.8%.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥9,548 million (0.7% of total plan assets) and ¥4,744 million (0.5% of total plan assets and $47 million) at March 31, 2007 and 2008, respectively.

NTT Group expects to contribute ¥7,888 million ($79 million) to the NTT CDBP in the year ending March 31, 2009.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated future benefit payments of the NTT CDBP (former NTT Plan) are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥17,924	$179
2010	24,305	243
2011	27,454	275
2012	30,618	306
2013	33,840	338
2014-2018	213,985	2,140

Total	¥348,126	$3,481

c)    The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan)

The Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan) was a transitional pension plan created to settle the former NTT Mutual Aid Plan in accordance with the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislation. The NTT Mutual Aid Plan was integrated with the National Plan in April 1997, and the Special Accounting Fund for the NTT Plan aims to provide pension benefits for employees who retired before the 1997 shift in the scheme based on the Former Public Corporation Employee Mutual Aid Association Law.

In July 2007, the Special Accounting Fund for the NTT Plan was converted to the Special Accounting Fund for the NTT CDBP as the NTT Plan was converted to the NTT CDBP.

Based on the provisions of the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislations, NTT pays contributions set by the Japanese Government every year to the Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan) to cover the costs of pension benefits based on the Former Public Corporation Employee Mutual Aid Association Law to cover benefits for the period of service in and prior to June 1956 of employees who retired in July 1956 or later from NTT, Public Corporation, and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications).

The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan) is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥68,236 million, ¥64,739 million and ¥61,856 million ($619 million) for the years ended March 31, 2006, 2007 and 2008, respectively, and NTT expects such contributions will decrease year by year.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Income taxes:

Total income taxes recognized for the years ended March 31, 2006, 2007 and 2008 are as follows:

	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars
Income (loss) before minority interests, equity in earnings (losses) of affiliated companies	¥540,799	¥466,552	¥520,777	$5,208
Equity in earnings (losses) of affiliated companies	7,147	4,425	10,882	109
Other comprehensive income (loss):
Unrealized gain (loss) on securities	13,044	(11,727)	(23,888)	(239)
Unrealized gain (loss) on derivative instruments	536	(1,338)	(357)	(4)
Foreign currency translation adjustments	(14,271)	2,104	893	9
Minimum pension liability adjustments	27,371	3,095	—	—
Pension liability adjustments	—	—	(61,399)	(614)

Total income taxes	¥574,626	¥463,111	¥446,908	$4,469

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

Virtually all of NTT Group’s income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the years ended March 31, 2006, 2007 and 2008, NTT and its domestic subsidiaries are subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs subject to municipalities.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2008, NTT had 122 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Reconciliations of the difference between the effective tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes
	2006(*)	2007(*)	2008
Statutory tax rate	40.64%	40.64%	40.64%
Tax credit	(2.33)	(1.09)	(0.55)
Net change in valuation allowance	1.60	4.65	3.85
Net change in deferred tax liability on change in interest in subsidiaries	—	(4.28)	(2.79)
Other	1.62	1.27	(1.77)

Effective tax rate	41.53%	41.19%	39.38%

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities at March 31, 2007 and 2008 are as follows:

	2007(*)	2008	2008
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ retirement benefits	¥623,745	¥513,508	$5,135
Accrued enterprise tax	10,766	20,530	205
Property, plant and equipment and intangible assets principally due to differences in depreciation	299,444	325,994	3,260
Compensated absences	101,971	104,992	1,050
Accrued bonus	44,751	44,525	445
Unamortized purchases of leased assets	15,167	11,465	115
Operating loss carryforwards	283,809	234,354	2,344
Reserve for point loyalty programs	42,397	46,004	460
Deferred revenues regarding Nikagetsu Kurikoshi	28,779	32,441	324
Other	182,363	146,669	1,467

Total gross deferred tax assets	1,633,192	1,480,482	14,805
Less—Valuation allowance	(161,172)	(212,073)	(2,121)

Total deferred tax assets	1,472,020	1,268,409	12,684

Deferred tax liabilities:
Unrealized gains on securities	(27,846)	(6,614)	(66)
Special depreciation reserve	(7,233)	(3,398)	(34)
Changes in interest in subsidiaries as a result of issuance of their common stock etc.	(468,586)	(447,344)	(4,473)
Foreign currency translation adjustments	(128)	(798)	(8)
Other	(58,357)	(120,692)	(1,207)

Total gross deferred tax liabilities	(562,150)	(578,846)	(5,788)

Net deferred tax assets	¥909,870	¥689,563	$6,896

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2007 (Note 7).

The valuation allowance at March 31, 2007 and 2008 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the years ended March 31, 2006, 2007 and 2008 were increases of ¥20,899 million, ¥52,655 million and ¥50,901 million ($509 million), respectively.

Realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible and loss carryforwards are utilizable. Management considers the projected future taxable income, tax-planning strategies and scheduled reversal of deferred tax liabilities in making this assessment. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended March 31, 2006, 2007 and 2008, through utilization of operating loss carryforwards, ¥95,669 million, ¥86,452 million and ¥65,377 million ($654 million) of tax benefits were realized, respectively.

Net deferred tax assets at March 31, 2007 and 2008 are included in the consolidated balance sheets as follows:

	2007(*)	2008	2008
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥261,534	¥276,178	$2,762
Deferred income taxes (investments and other assets)	785,300	607,735	6,077
Other current liabilities	(5)	—	—
Other long-term liabilities	(136,959)	(194,350)	(1,943)

Total	¥909,870	¥689,563	$6,896

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2007 (Note 7).

At March 31, 2008, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥1,413,279 million ($14,133 million), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
Within 5 years	¥1,005,132	$10,051
6 to 20 years	372,203	3,722
Indefinite periods	35,944	360

Total	¥1,413,279	$14,133

Effective Apri1 1, 2007, NTT Group adopted the provisions of FIN 48. NTT Group had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The total amounts of interest and penalties related to unrecognized tax benefits accrued for the year ended March 31, 2008 and accrued as of March 31, 2008 are immaterial, respectively. At March 31, 2008, NTT and its major domestic subsidiaries were no longer subject to regular income tax examinations by the tax authority for tax years before March 31, 2007.

13.    Consumption tax:

The consumption tax rate, with minor exceptions, for all taxable goods and services is 5%. Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services. Items in the consolidated statements of income are presented on a net basis of consumption tax.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Shareholders’ equity:

Change in NTT’s shares of common stock and treasury stock for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2005	15,741,209	801,450.67
Acquisition of treasury stock through purchase of fractional shares	—	1,162.41
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders	—	1,116,743.00
Balance at March 31, 2006	15,741,209	1,919,356.08
Acquisition of treasury stock through purchase of fractional shares	—	9,525.82
Resale of treasury stock to fractional shareholders	—	(7,341.82)
Balance at March 31, 2007	15,741,209	1,921,540.08
Acquisition of treasury stock through purchase of fractional shares	—	3,475.80
Purchase of treasury stock under resolution of the board of directors	—	178,698.00
Resale of treasury stock to fractional shareholders	—	(1,243.06)

Balance at March 31, 2008	15,741,209	2,102,470.82

With the scheduled implementation in January 2009 of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), share certificates of listed companies are to take electronic form.

With the introduction of the electronic share certificate system, fractional shares will need to be eliminated. In conjunction with this process, in order to ensure that the transition away from the fractional share system will be smooth, the board of directors, at their meeting held May 13, 2008, has resolved that, subject to approval at the 23rd general shareholders meeting to be held on June 25, 2008, of the introduction of unit share system, and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the day on which the electronic share certificate system will be introduced, one share of common stock will be split into 100 shares, and the number of shares constituting one unit will be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

Per share details for the years ended March 31, 2006, 2007 and 2008 would be as follows, if such share split was assumed to have taken place at the beginning of the year ended March 31, 2006, 2007 and 2008, respectively.

	2006	2007	2008	2008
	Yen			U.S. dollars
Net Income (Loss) per Share	¥351.46	¥348.29	¥461.07	$4.61

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 24, 1995, based upon the resolution of the board of directors’ meeting held on April 28, 1995, NTT capitalized the aggregate amount of ¥15,600 million of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2% of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for entities in the United States, ¥234,624 million would have been transferred from retained earnings to the applicable capital account.

Effective May 1, 2006, the Japanese Corporation Law provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, and (iii) an amount equal to at least 10% of the decrease in retained earnings resulting from a dividend payment be appropriated from retained earnings to a legal reserve until such reserve is equal to 25% of capital stock. The legal reserve is available for distribution upon approval at a shareholders’ meeting.

Prior to June 2006, purchase by NTT of its own shares (other than fractional shares) was subject to the prior approval of shareholders at the general meeting of shareholders. Effective May 1, 2006, the Japanese Corporation Law provides that corporations are able to repurchase their own shares in market transactions by resolution of the board of directors in case that articles of incorporation prescribe so. In June 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit such repurchases by resolution of the board of directors.

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

On November 9, 2007, the board of directors resolved that NTT may acquire up to 200,000 outstanding shares of its common stock at an amount in total not exceeding ¥100 billion from November 12, 2007 through March 24, 2008. Based on this resolution, NTT acquired 178,698 shares of its common stock for a total purchase price of ¥94,429 million from December, 2007 through March, 2008.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2008 was ¥1,259,426 million ($12,594 million). In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2008 includes amounts representing final cash dividends of ¥61,374 million ($614 million), ¥4,500 ($45) per share, which were approved at the shareholders’ meeting held on June 25, 2008.

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009.

The board of directors, at their meeting held May 13, 2008, have resolved that, on the day immediately preceding the day on which the electronic share certificate system will be introduced, they will introduce a unit share system whereby one share of common stock will be split into 100 shares, and the number of shares

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

constituting one unit will be set at 100. After the share split, the maximum number of shares to be repurchased will be a number calculated by first subtracting the number of shares acquired before the share split from 450,000 shares, multiplying the remainder by 100, and then adding the number of shares acquired before the share split.

Accumulated other comprehensive income (loss)—

An analysis of the changes for the years ended March 31, 2006, 2007 and 2008 in accumulated other comprehensive income (loss) is shown below:

	2006(*1)	2007(*1)	2008	2008
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥40,171	¥86,720	¥62,615	$626
Change during the year	46,549	(24,105)	(23,587)	(236)

At end of year	¥86,720	¥62,615	¥39,028	$390

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥(1,917)	¥(1,226)	¥(2,937)	$(29)
Change during the year (*2)	691	(1,711)	(544)	(5)

At end of year	¥(1,226)	¥(2,937)	¥(3,481)	$(34)

Foreign currency translation adjustments:
At beginning of year	¥33,720	¥23,167	¥28,153	$281
Change during the year	(10,553)	4,986	1,620	15

At end of year	¥23,167	¥28,153	¥29,773	$296

Minimum pension liability adjustments:
At beginning of year	¥(46,533)	¥(9,244)	—	—
Change during the year	37,289	3,562	—	—
Adjustment to initially apply SFAS No.158	—	5,682	—	—

At end of year	¥(9,244)	—	—	—

Pension liability adjustments:
At beginning of year	—	—	¥14,698	$147
Change during the year	—	—	(106,446)	(1,064)
Adjustment to initially apply SFAS No.158	—	¥14,698	—	—

At end of year	—	¥14,698	¥(91,748)	$(917)

Total accumulated other comprehensive income (loss):
At beginning of year	¥25,441	¥99,417	¥102,529	$1,025
Change during the year	73,976	(17,268)	(128,957)	(1,290)
Adjustment to initially apply SFAS No.158	—	20,380	—	—

At end of year	¥99,417	¥102,529	¥(26,428)	$(265)

(*1)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(*2)	This means net change in unrealized gain (loss) on derivative instruments (net of tax) and is as follows:

	2006
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥10,852	¥6,466
Less—Reclassification adjustment for gain included in net income	(9,625)	(5,775)

Net change in unrealized gain (loss) on derivative instruments	¥1,227	¥691

	2007
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥5,192	¥3,234
Less—Reclassification adjustment for gain included in net income	(8,241)	(4,945)

Net change in unrealized gain (loss) on derivative instruments	¥(3,049)	¥(1,711)

	2008
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥601	¥343
Less—Reclassification adjustment for gain included in net income	(1,502)	(887)

Net change in unrealized gain (loss) on derivative instruments	¥(901)	¥(544)

	2008
	Pre-tax amount	Net-of-tax amount
	Millions of U.S. dollars
Unrealized gain (loss) arising during the period	$6	$3
Less—Reclassification adjustment for gain included in net income	(15)	(8)

Net change in unrealized gain (loss) on derivative instruments	$(9)	$(5)

The following table provides the details of change in pension liability adjustments for the year ended March 31, 2008:

	2008	2008
	Millions of yen	Millions of U.S. dollars
Net gain (loss) arising during period, before tax	¥(187,224)	$(1,872)
Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	8,183	82
Amortization of transition obligation	364	4
Amortization of prior service cost	(35,472)	(355)
Reclassification of actuarial loss due to transfer of the substitutional portion to the government	46,274	463
Reclassification of prior service cost due to curtailment	(3,794)	(38)
Other	3,824	38
Income tax expense related to pension liability adjustments	61,399	614

Change of pension liability adjustments during the year, net of tax	¥(106,446)	$(1,064)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2006, 2007 and 2008 are shown below:

	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
	Millions of yen
For the year ended March 31, 2006(*):
Unrealized gain (loss) on securities	¥59,593	¥(13,044)	¥46,549
Unrealized gain (loss) on derivative instruments	1,227	(536)	691
Foreign currency translation adjustments	(24,824)	14,271	(10,553)
Minimum pension liability adjustment	64,660	(27,371)	37,289

Other comprehensive income (loss)	¥100,656	¥(26,680)	¥73,976

For the year ended March 31, 2007(*):
Unrealized gain (loss) on securities	¥(35,832)	¥11,727	¥(24,105)
Unrealized gain (loss) on derivative instruments	(3,049)	1,338	(1,711)
Foreign currency translation adjustments	7,090	(2,104)	4,986
Minimum pension liability adjustment	6,657	(3,095)	3,562

Other comprehensive income (loss)	¥(25,134)	¥7,866	¥(17,268)

For the year ended March 31, 2008:
Unrealized gain (loss) on securities	¥(47,475)	¥23,888	¥(23,587)
Unrealized gain (loss) on derivative instruments	(901)	357	(544)
Foreign currency translation adjustments	2,513	(893)	1,620
Pension liability adjustments	(167,845)	61,399	(106,446)

Other comprehensive income (loss)	¥(213,708)	¥84,751	¥(128,957)

	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
	Millions of U.S. dollars
For the year ended March 31, 2008:
Unrealized gain (loss) on securities	$(475)	$239	$(236)
Unrealized gain (loss) on derivative instruments	(9)	4	(5)
Foreign currency translation adjustments	25	(10)	15
Pension liability adjustments	(1,678)	614	(1,064)

Other comprehensive income (loss)	$(2,137)	$847	$(1,290)

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).

15.    Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

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

Business segments—

Sales and operating revenue:

Year Ended March 31	2006	2007	2008	2008
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications business—
Customers	¥3,787,177	¥3,658,966	¥3,591,767	$35,917
Intersegment	661,860	649,023	617,962	6,180

Total	4,449,037	4,307,989	4,209,729	42,097
Long distance and international communications business—
Customers	1,137,364	1,165,599	1,199,840	11,998
Intersegment	130,598	124,234	122,970	1,230

Total	1,267,962	1,289,833	1,322,810	13,228
Mobile communications business—
Customers	4,711,872	4,730,487	4,652,696	46,527
Intersegment	54,000	57,606	59,131	591

Total	4,765,872	4,788,093	4,711,827	47,118
Data communications business—
Customers	770,551	872,279	928,839	9,288
Intersegment	116,722	141,548	130,675	1,307

Total	887,273	1,013,827	1,059,514	10,595
Other—
Customers	334,172	333,219	340,549	3,406
Intersegment	928,856	850,091	844,531	8,445

Total	1,263,028	1,183,310	1,185,080	11,851
Other—Corporate adjustment(*)	—	—	(32,800)	(328)
Elimination	(1,892,036)	(1,822,502)	(1,775,269)	(17,752)

Consolidated total	¥10,741,136	¥10,760,550	¥10,680,891	$106,809

(*)

Corporate adjustment to reverse and defer telephone card revenue for expected future usage (Note 2). This adjustment of revenue is not included in the measure of segment results received and used by NTT Group’s

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

chief operating decision maker. Consequently, the amounts of ¥(26,994) million ($(270) million) and ¥(5,806) million ($(58) million) are not reflected in the information reported for the regional communications business segment and the long distance and international communications business segment, respectively, for the year ended March 31, 2008.

Segment profit or loss:

Year Ended March 31	2006(*1)	2007(*1)	2008	2008
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications business	¥172,265	¥115,939	¥285,631	$2,856
Long distance and international communications business	59,691	59,719	105,815	1,058
Mobile communications business	832,639	773,524	796,501	7,965
Data communications business	40,495	82,845	58,841	589
Other	74,070	61,285	78,900	789

Total	1,179,160	1,093,312	1,325,688	13,257
Other—Corporate adjustment(*2)	—	—	(32,800)	(328)
Elimination	11,540	13,703	11,721	117

Consolidated operating income	1,190,700	1,107,015	1,304,609	13,046
Other income	219,764	136,964	145,950	1,460
Other expenses	108,344	111,277	128,268	1,283

Consolidated income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	¥1,302,120	¥1,132,702	¥1,322,291	$13,223

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥144	¥759	¥198	$2
Long distance and international communications business	1,128	(720)	4,276	43
Mobile communications business	(364)	(1,939)	4,946	49
Data communications business	282	(7)	239	2
Other	(13,303)	11,950	21,367	214

Consolidated total	¥(12,113)	¥10,043	¥31,026	$310

(*1)	The retroactive application of the equity method related to an investment resulted in a change in the above figures for the years ended March 31, 2006 and 2007 (Note 7).
(*2)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage. See Note 2 and note (*) to the table of segment sales and operating revenue.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment assets:

As of March 31	2006(*)	2007(*)	2008	2008
	Millions of yen			Millions of U.S. dollars
Segment Assets:
Regional communications business	¥8,461,721	¥8,263,063	¥7,843,239	$78,433
Long distance and international communications business	1,561,222	1,443,233	1,406,430	14,064
Mobile communications business	6,443,634	6,233,981	6,278,088	62,781
Data communications business	1,203,968	1,193,920	1,267,830	12,678
Other	10,165,707	9,984,980	10,146,404	101,464

Total segment assets	27,836,252	27,119,117	26,941,991	269,420
Elimination	(9,016,077)	(8,828,036)	(8,423,212)	(84,232)

Consolidated total assets	¥18,820,175	¥18,291,141	¥18,518,779	$185,188

(*)	The retroactive application of the equity method related to an investment resulted in a change in the above figures as of March 31, 2006 and 2007 (Note 7).

(Note) Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2006	2007	2008	2008
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications business	¥941,854	¥938,375	¥967,243	$9,672
Long distance and international communications business	145,231	147,863	141,483	1,415
Mobile communications business	737,066	744,122	787,795	7,878
Data communications business	164,596	149,598	142,559	1,426
Other	112,886	109,051	114,165	1,142

Total	2,101,633	2,089,009	2,153,245	21,533
Elimination	9,287	8,318	8,633	86

Consolidated total	¥2,110,920	¥2,097,327	¥2,161,878	$21,619

Gain on transfer of the substitutional portion of the Employee Pension Fund:
Regional communications business	¥—	¥—	¥245,569	$2,456
Long distance and international communications business	—	—	9,496	95
Mobile communications business	—	—	24,702	247
Data communications business	—	—	15,910	159
Other	—	—	21,879	219

Consolidated total	¥—	¥—	¥317,556	$3,176

Capital investments for segment assets:
Regional communications business	¥910,676	¥873,530	¥856,894	$8,569
Long distance and international communications business	155,383	115,960	135,041	1,350
Mobile communications business	887,113	934,423	758,743	7,588
Data communications business	112,146	139,565	176,826	1,768
Other	126,594	173,373	201,357	2,014

Consolidated total	¥2,191,912	¥2,236,851	¥2,128,861	$21,289

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the years ended March 31, 2006, 2007 and 2008.

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

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Leases qualifying as capital leases at March 31, 2007 and 2008 were as follows:

Class of property	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Buildings	¥66,815	¥40,640	$406
Machinery, vessels and tools	213,763	196,323	1,963
Accumulated depreciation	(143,794)	(161,468)	(1,614)

Total	¥136,784	¥75,495	$755

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2008 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥29,575	$296
2010	21,664	217
2011	15,092	151
2012	9,133	91
2013	5,523	55
Thereafter	70,934	709

Total minimum lease payments	151,921	1,519
Less—Amount representing interest	(76,042)	(760)

Present value of net minimum lease payments	75,879	759
Less—Current obligation	(15,391)	(154)

Long-term capital lease obligations	¥60,488	$605

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the years ended March 31, 2006, 2007 and 2008 were ¥183,098 million, ¥202,669 million and ¥229,422 million ($2,294 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2008 are as follows.

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥6,246	$63
2010	4,050	41
2011	3,026	30
2012	2,465	25
2013	1,430	14
Thereafter	14,240	142

Total	¥31,457	$315

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

Direct financing lease receivables at March 31, 2007 and 2008 were as follows:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥413,948	¥447,485	$4,475
Less—Allowance for doubtful accounts	(3,891)	(4,840)	(48)

Net minimum lease payments receivable	410,057	442,645	4,427
Less—Unearned income	(10,548)	(6,255)	(63)

Net investment in direct financing leases	399,509	436,390	4,364
Less—Current portion	(91,944)	(111,552)	(1,116)

Long-term net investment in direct financing leases	¥307,565	¥324,838	$3,248

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2008, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥140,347	$1,404
2010	116,293	1,163
2011	86,257	863
2012	56,325	563
2013	29,049	290
Thereafter	19,214	192

Total	¥447,485	$4,475

Operating Lease—Lessor—

Certain consolidated subsidiaries also provide operating leases. Investments in assets subject to operating leases at March 31, 2007 and 2008 were as follows:

Class of property	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥2,221	¥3,732	$37
Accumulated depreciation	(701)	(1,337)	(13)

Total	¥1,520	¥2,395	$24

Minimum future rentals under non-cancellable operating leases at March 31, 2008 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥459	$4
2010	268	3
2011	156	2
2012	76	1
2013	29	0
Thereafter	12	0

Total	¥1,000	$10

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 2006, 2007 and 2008 were ¥308,446 million, ¥272,062 million and ¥271,056 million ($2,711 million), respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥110,899 million, ¥100,477 million and ¥103,599 million ($1,036 million), which are included in the selling, general and administrative expenses in the consolidated statements of income, for the years ended March 31, 2006, 2007 and 2008, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Subsidiary stock transactions:

From May to June 2005, NTT DoCoMo repurchased a total of 102,383 shares for ¥16,916 million. As a result, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. Goodwill of ¥5,213 million was recorded on the balance sheet as of March 31, 2006 related to the repurchase transactions.

In August 2005, NTT DoCoMo repurchased a total of 1,561,220 shares for ¥259,163 million and NTT Group sold 1,528,658 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.2% to 62.0%. The resulting decrease in interest amounting to ¥41,272 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2006.

From December 2005 to February 2006, NTT DoCoMo repurchased a total of 134,374 shares for ¥23,999 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.0% to 62.1%. Goodwill of ¥7,330 million was recorded on the balance sheet as of March 31, 2006 related to the repurchase transactions.

For the year ended March 31, 2007, NTT DoCoMo repurchased a total of 880,578 shares for ¥157,222 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.1% to 63.4%. Goodwill of ¥46,910 million was recorded on the balance sheet as of March 31, 2007 related to the repurchase transactions.

For the year ended March 31, 2008, NTT DoCoMo repurchased a total of 965,666 shares for ¥172,994 million ($1,730 million). As a result, NTT’s interest in NTT DoCoMo increased from 63.4% to 64.8%. Goodwill of ¥16,760 million ($168 million) was recorded on the balance sheet as of March 31, 2008 related to the repurchase transactions.

The repurchases of shares by NTT DoCoMo resulting in increases in NTT’s ownership interest in NTT DoCoMo have been accounted for as acquisitions of minority interests using the purchase method.

In May 2008, subsequent to the year ended March 31, 2008, NTT DoCoMo repurchased 311,322 shares for ¥49,997 million ($500 million). As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 64.8% to 65.3%. The transaction will be accounted for as acquisition of minority interest using the purchase method.

19.    Foreign exchange gain and loss:

Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 2006, 2007 and 2008 were gains of ¥8,816 million and ¥229 million and a loss of ¥777 million ($8 million), respectively.

20.    Financial instruments:

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the years ended March 31, 2006, 2007 and 2008. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in Note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the years ended March 31, 2006, 2007 and 2008, these cash flow hedges were effective and the amount representing hedges’ ineffectiveness was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2008, approximately ¥1,816 million ($18 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities which are recorded at approximate fair values are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll. Information regarding “Investments in affiliated companies” and “Marketable securities and other investments” are disclosed in Notes 7 and 8, respectively.

	2007		2008		2008
	Cost	Fair value	Cost	Fair value	Cost	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥4,348,210	¥4,404,920	¥4,076,338	¥4,194,704	$40,763	$41,947
Forward exchange contracts	58	58	49	49	1	1
Interest rate and currency swap agreements	3,332	3,332	29,116	29,116	291	291

The fair value of long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using NTT Group’s current incremental rates of borrowings for similar liabilities.

The fair value of forward exchange contracts, interest rate swap and currency swap agreements are estimated based on the discounted amounts of future cash flows which NTT Group will receive or pay, assuming that NTT group terminates the contracts and agreements at March 31, 2008.

The table below shows the notional principal amounts of those derivative financial instruments at March 31, 2007 and 2008:

	2007	2008	2008
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥1,507	¥5,903	$59
Interest rate and currency swap agreements	835,392	588,180	5,882

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2008.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2008, including commitments for purchase of property, plant and equipment and other assets is as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2009	¥221,652	$2,217
2010	22,869	229
2011	11,006	110
2012	5,899	59
2013	4,046	40
Thereafter	2,914	29

Total	¥268,386	$2,684

Contingent liabilities at March 31, 2008 for loans guaranteed amounted to ¥11,237 million ($112 million).

At March 31, 2008, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

22.    Subsequent events:

On March 31, 2008, the board of directors resolved that NTT may raise up to ¥140 billion ($1,400 million) by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2008. Based on this resolution, NTT issued bonds as follows:

Series 54 Nippon Telegraph and Telephone straight bonds

Date of payment	May 28, 2008

Issue amount	¥70 billion ($700 million)

Issue price	¥100 per ¥100

Interest rate	1.82%

Date of maturity	March 20, 2018

Use of proceeds	Capital investments

Based on the resolution of its board of directors on March 28, 2008, NTT DATA issued bonds as follows:

Series 20 Unsecured Bond

Date of payment	April 22, 2008

Issue amount	¥50 billion ($500 million)

Issue price	¥99.97 per ¥100

Interest rate	1.10%

Date of maturity	June 20, 2013

Use of proceeds	Bond and commercial paper repayment

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series 21 Unsecured Bond

Date of payment	April 22, 2008

Issue amount	¥50 billion ($500 million)

Issue price	¥99.93 per ¥100

Interest rate	1.60%

Date of maturity	March 20, 2018

Use of proceeds	Bond and commercial paper repayment

Based on the resolution of its board of directors on March 28, 2008, NTT DoCoMo issued bonds as follows:

Series 15 Unsecured Straight Bonds

Date of payment	June 11, 2008

Issue amount	¥80 billion ($800 million)

Issue price	¥99.93 per ¥100

Interest rate	1.96%

Date of maturity	June 20, 2018

Use of proceeds	Long-term debt repayment

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Year ended March 31, 2006:
Allowance for doubtful accounts	¥35,912	¥17,311	¥(21,212)	¥32,011

Year ended March 31, 2007:
Allowance for doubtful accounts	¥32,011	¥18,103	¥(18,817)	¥31,297

Year ended March 31, 2008:
Allowance for doubtful accounts	¥31,297	¥22,538	¥(17,549)	¥36,286

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2008:
Allowance for doubtful accounts	$313	$225	$(175)	$363

*1:	Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Year ended March 31, 2006:
Valuation allowance—Deferred tax assets	¥87,618	¥52,591	¥(31,692)	¥108,517

Year ended March 31, 2007:
Valuation allowance—Deferred tax assets	¥108,517	¥61,183	¥(8,528)	¥161,172

Year ended March 31, 2008:
Valuation allowance—Deferred tax assets	¥161,172	¥97,381	¥(46,480)	¥212,073

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Year ended March 31, 2008:
Valuation allowance—Deferred tax assets	$1,612	$974	$(465)	$2,121