Form 20-F
period 2009-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2009-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

TEL: +81(3)5205-5581

FACSIMILE NUMBER: +81(3)5205-5589

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock (“Shares”)	New York Stock Exchange*
American Depositary Shares (“ADSs”), each of which represents 1/2 of a Share	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	1,323,276,733 shares

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	53

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	89

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	97

ITEM	8	—	FINANCIAL INFORMATION	99

ITEM	9	—	THE OFFER AND LISTING	99

ITEM	10	—	ADDITIONAL INFORMATION	102

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	114

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	116

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	117

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	117

ITEM	15	—	CONTROLS AND PROCEDURES	117

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	118

ITEM	16B	—	CODE OF ETHICS	118

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	118

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	119

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	119

ITEM	16F	—	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	120

ITEM	16G	—	CORPORATE GOVERNANCE	120

PART III

ITEM	17	—	FINANCIAL STATEMENTS	122

ITEM	18	—	FINANCIAL STATEMENTS	122

ITEM	19	—	EXHIBITS	122

			SIGNATURES	123

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT and its subsidiaries and any of their respective predecessors in business, and the “predecessor corporation” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “NTT DOCOMO” refers to NTT DoCoMo, Inc., “NTT DOCOMO Group” refers to NTT DOCOMO and its consolidated subsidiaries, “NTT DATA” refers to NTT DATA CORPORATION and “NTT Urban Development” refers to NTT Urban Development Corporation. The Government of Japan is sometimes referred to herein as the “Government.”

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2005 through 2009 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2008 and 2009, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three fiscal years ended March 31, 2007, 2008 and 2009 and the Notes thereto appear elsewhere in this annual report.

CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2005	2006	2007	2008	2009	2009
	(in millions of yen)					(in millions of U.S. dollars)
Operating revenues	¥10,805,868	¥10,741,136	¥10,760,550	¥10,680,891	¥10,416,305	$106,289
Operating expenses	9,594,667	9,550,436	9,653,535	9,376,282	9,306,553	94,965

Operating income (loss)	1,211,201	1,190,700	1,107,015	1,304,609	1,109,752	11,324
Other income (expenses)(1)	512,111	111,420	25,687	17,682	(4,589)	(47)

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies(1)	1,723,312	1,302,120	1,132,702	1,322,291	1,105,163	11,277
Income tax expenses (1)	713,918	540,799	466,552	520,777	370,083	3,776
Minority interests in consolidated subsidiaries(1)	(290,225)	(246,093)	(194,825)	(197,384)	(194,485)	(1,984)
Equity in earnings (losses) of affiliated companies(1)	(4,622)	(12,113)	10,043	31,026	(1,916)	(20)

Net income (loss)(1)	¥714,547	¥503,115	¥481,368	¥635,156	¥538,679	$5,497

	2005	2006	2007	2008	2009	2009
	(in yen, except share amount)					(in U.S. dollars)
Per Share of common stock:(2)
Net income (loss)(1)	461.73	351.46	348.29	461.07	400.41	4.09
Cash dividends, applicable to earnings for the year	¥60.00	¥60.00	¥80.00	¥90.00	¥110.00	$1.12
Average number of Shares outstanding (adjusted to reflect stock split)(2)	1,547,536,620	1,431,504,928	1,382,076,916	1,377,561,362	1,345,302,411

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008, in accordance with Accounting Principles Board (“APB”) Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” The amounts in the table above for the fiscal years ended March 31, 2005 through 2007 have been adjusted accordingly.
(2)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for “Per Share of common stock” and “Average number of Shares outstanding” are adjusted for the stock split. As of the end of the fiscal year ended March 31, 2009, NTT had 1,323,276,733 Shares outstanding.

CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2005	2006	2007	2008	2009	2009
	(in millions of yen)					(in millions of U.S. dollars)
Current assets	¥4,516,613	¥4,254,288	¥3,891,168	¥3,990,131	¥4,068,051	$41,511
Property, plant and equipment (net)	10,480,552	10,435,905	10,423,812	10,385,579	10,201,519	104,097
Total assets(1)	19,063,956	18,820,175	18,291,141	18,518,779	18,796,388	191,800
Current liabilities	3,679,579	3,972,629	3,730,813	3,911,909	3,694,199	37,696
Long-term liabilities(1)	6,914,834	6,276,909	5,605,017	5,332,111	5,956,559	60,781
Capital stock (common stock plus additional paid-in capital)	3,737,778	3,781,058	3,782,053	3,779,029	3,778,987	38,561
Shareholders’ equity(1)	¥6,740,274	¥6,734,378	¥7,120,768	¥7,410,761	¥7,298,110	$74,471

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008, in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” The amounts as of March 31, 2005 through 2007 in the above table have been adjusted accordingly.

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since NTT’s founding in 1985. The year-end dividend is suggested by the board of directors and is subject to approval by shareholders, at the ordinary general meeting of shareholders required to be held in June of each year, and by the Minister of Internal Affairs and Communications (formerly the Minister of Posts and Telecommunications or Minister of Public Management, Home Affairs, Post and Telecommunications). Immediately following approval thereof at the meeting and approval of the minister, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to year-end dividends, NTT may make cash distributions from its retained earnings (interim dividends) to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the minister.

For dividend policy, please see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and board of director (interim dividend) approval dates, as applicable, payment dates and amount of dividends (expressed in Japanese yen and the U.S. dollar equivalent based on the noon buying rate in New York City for cable transfers payable in Japanese yen on the date of payment as announced for custom purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”)) paid by NTT for each of the six-month periods indicated.

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share(1)
			(in yen)	(in dollars)
September 30, 2004	November 10, 2004	December 6, 2004	¥30	$0.2922
March 31, 2005	June 28, 2005	June 29, 2005	¥30	$0.2721
September 30, 2005	November 9, 2005	December 13, 2005	¥30	$0.2498
March 31, 2006	June 28, 2006	June 29, 2006	¥30	$0.2582
September 30, 2006	November 10, 2006	December 12, 2006	¥40	$0.3414
March 31, 2007	June 28, 2007	June 29, 2007	¥40	$0.3242
September 30, 2007	November 9, 2007	December 6, 2007	¥45	$0.4052
March 31, 2008	June 25, 2008	June 26, 2008	¥45	$0.4194
September 30, 2008	November 7, 2008	December 9, 2008	¥55	$0.5950
March 31, 2009(2)	June 24, 2009	June 25, 2009	¥55	$0.5720

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for Dividend per Share are adjusted for the stock split. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”
(2)	The Dividend per Share dollar amount for March 31, 2009 is calculated using the Noon Buying Rate of June 19, 2009. For details on the Noon Buying Rates, please see “—Exchange Rate Information” below.

See Note 14 to the Consolidated Financial Statements.

The payment, as well as the amount, of dividends in the future will be subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable government regulatory actions and approval by shareholders and the board of directors, as applicable, and the Minister of Internal Affairs and Communications.

Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which American Depositary Receipts (“ADRs”), evidencing ownership interests in the ADSs, are issued by JPMorgan Chase Bank, N.A., (formerly known as Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute amounts received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, please see “Item 10—Additional Information—Taxation.”

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified. Except as otherwise indicated, for the convenience of the reader, the translations of yen into U.S. dollars have been made at the rate of ¥98 to the U.S. dollar, the approximate rate of exchange on March 31, 2009, the date of the most recent balance sheet included herein.

On June 19, 2009, the Noon Buying Rate was U.S.$1 = ¥ 96.15.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the Noon Buying Rates:

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2005	111.39	102.68	107.28	107.22
2006	119.66	104.64	113.67	117.48
2007	121.02	112.26	116.55	117.56
2008	123.39	99.85	113.61	99.85
2009	108.69	89.83	100.85	99.15

Months of 2009	High(4)	Low(4)	Average(5)	Period-end(6)
January	94.20	87.80	90.12	89.83
February	98.55	89.09	92.92	97.74
March	99.34	93.85	97.86	99.15
April	100.71	96.49	98.92	98.76
May	99.24	94.45	96.65	95.55
June (through June 19, 2009)	98.56	95.65	97.02	96.15

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month.
(5)	The average of the Noon Buying Rates of each business day in the relevant month.
(6)	The Noon Buying Rates on the last business day of each relevant month.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. These have been summarized after a comprehensive assessment of the risks related to NTT Group’s business environment and its business strategy and operations and risks related to regulations and NTT’s relationship with the Government. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group’s business operations. This annual report also contains forward-looking information that involves risks and uncertainties. NTT Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

NTT Group’s business may be adversely affected by the economic situation in Japan.

In the fiscal year ended March 31, 2009, the disruptions in the international financial markets induced a global economic crisis, with the Japanese economy rapidly deteriorating, including sharp decreases in exports and production and increasingly severe conditions for both corporate earnings and employment.

If the economic downturn becomes protracted or the economy further deteriorates, since most of NTT Group’s business revenues, including those from its telephone services, broadband access services and system integration services, arise from the provision of services in Japan, NTT Group’s financial condition and results of operations may be affected.

In the system integration business, while corporate IT investment has been restrained due to the economic slowdown, customers are making increasingly severe demands regarding costs and requiring very stringent evaluations of the effects of IT investments, which may lead to declines in the sales prices of systems and services provided by NTT Group in the current market environment.

NTT Group’s other businesses include the real estate business and finance business. In the real estate business, NTT Group’s financial condition and results of operations may be impacted by the economic slowdown if vacancy rates increase or rent levels decline as a result of weakening demand in the real estate leasing market or if the rise in interest rates on mortgages or the rise in prices for condominiums and other properties resulting from higher land prices causes the length of time required for sales to increase, and these factors lead to a decrease in revenue or increase in inventory assets. In the finance business, in order to minimize losses incurred through the insolvency of counterparties, NTT Group has been making an effort to maintain profitability by strictly managing the extension of credit to credit-worthy counterparties. However, because extensions of credit to counterparties extend over the mid- to long-term, changes to the economic circumstances of these counterparties may change over the course of the credit term due to the impact of the economic slowdown, leading to unrecoverable loans, and thereby having an effect on NTT Group’s financial condition and results of operations.

Further, if because of the depressed stock and financial markets, the asset value of investment securities and other assets owned by NTT Group declines, impairment losses may adversely affect NTT Group’s results of operations. In addition, sales of real estate and pension investments by NTT Group may suffer further effects.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models and with the review of price regulations and other deregulation measures. NTT Group faces competition in all of its business segments, including the regional communications business, long distance and international communications business, mobile communications business and data communications business. For details, please see “Item 4—Information on the Company—Competition” .

As a result of acquisitions and alliances among competitor companies in fixed and mobile communications, competition with communications businesses offering both fixed-line communications services and mobile communications services is intensifying. Going forward, development of a variety of new fixed-mobile convergence services that combine fixed-line with mobile services is expected to accelerate. In addition, the broadband sector has seen new entrants, corporate mergers, and the formation of business alliances. Increased competition resulting from corporate consolidations and reorganizations in the information and communications markets may result in a loss of market share for NTT Group and force NTT Group companies to lower their rates, affecting profitability.

With regards to the upper layers (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies continue to enter the market in a variety of forms from a variety of fields. As a result, if the competitive environment going forward is more severe than anticipated, NTT may not secure its anticipated market share.

In the broadband business market, NTT Group expects competition to continue among fiber-optic service providers and with CATV and Asymmetric Digital Subscriber Line (“ADSL”) operators due to increasing diversification, speed of access lines and lower rates. As a result NTT Group may suffer a decrease in market share or a need to reduce its rates further. To address such competition, NTT may be required to incur more expenses than anticipated to increase its customer base, which may have a material effect on NTT Group’s financial condition and results of operations.

In addition, the conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors, and alternative services provided by other businesses are gaining an increasing number of customers. To be more competitive, NTT Group plans to expand its high quality “Hikari Phone” fiber-optic access IP telephone service and other IP telephone services and lower its subscriber rates, but given the possibility that customers of NTT East and NTT West may switch to services of other companies as a result of competition with the direct subscriber telephone services of other companies using dry copper lines

(existing telephone lines owned by NTT East and NTT West but not used by either of those companies) and IP telephone services using the optical access services or CATV lines of other companies, revenues could fall more than expected.

In the mobile communications market, competition with other carriers has intensified with changing factors in the market environment such as the introduction of mobile number portability and the entry of new carriers into the market. For example, other mobile network operators have been deploying new products and services, including handsets for third-generation wireless services and handsets equipped with music player functions, music distribution services and fixed-rate services for calls and emails to designated parties, or have introduced new installment sales methods for mobile phone handset sales. Moreover, some carriers are offering fixed/mobile convergence services with features such as a single invoice, combined point programs for both mobile and fixed-line services, and services with free calls between mobile and fixed-line phones. Competition may escalate further with the advent of other new low-cost and flat rate services and technology (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless Local Area Network (“LAN”), either provided as stand-alone services or in packages), while NTT Group’s ability to adopt similar strategies may be restricted by regulations. Aside from competition from other businesses and technologies, factors intensifying competition through market environment changes include: implementation of measures for the further promotion of competition, including requests for the formulation of standard terms and conditions for wholesale telecommunication services that will promote new entry by Mobile Virtual Network Operators (“MVNO”)* pursuant to the Mobile Business Revitalization Plan formulated by the Ministry of Internal Affairs and Communications (“MIC”) on September 21, 2007, and changes to business and market structures from the expansion of competing business areas. Under these increasingly competitive conditions, the number of subscribers that NTT DOCOMO acquires or retains may be lower than anticipated, and because of the intense competition for acquiring subscribers, the costs required to retain subscribers and to maintain ARPU levels may be greater than anticipated, which consequently may adversely affect the financial condition and performance of NTT Group.

*	MVNOs are businesses that borrow the wireless communication infrastructure of other companies to provide services.

The software business, which is the focal area of NTT DATA’s business, is expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their efforts to this business. Moreover, information service companies in rapidly developing nations, such as India and China, are bringing about global competition.

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications markets. However, as the conventional fixed-line telephone market shrinks, NTT Group must further expand its business in the highly competitive broadband market. There is no guarantee that NTT Group will be able to maintain its current competitive advantage.

Current and future competition from other market participants may have a material adverse effect on NTT Group’s future growth and profitability.

Growth of new businesses and migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services and other market developments may not progress as anticipated.

Dramatic changes continue to take place in Japan’s telecommunications market environment including the rapid advance of ubiquitous and broadband communications and the convergence of services in conjunction with the increased use of IP-based services. In the fixed-line market, fiber-optic services are expanding and the shift from conventional fixed-line telephones to fiber-optic IP telephony is continuing. In the mobile communications market, services and handsets are growing increasingly diverse and advanced, and with price competition and market entry by MVNOs, competition is growing increasingly fierce. In addition, in conjunction with the development of IP-based services, market structures continue to undergo major changes, with increasing convergence of, and collaboration between, services, such as fixed and mobile services and telecommunications and broadcasting services, and the creation of new business models utilizing network services. Going forward, the further development of broadband service is expected to lead to increased distribution of content and applications, and the importance of the content and applications layer in business development is expected to grow. In regards to its next-generation network (“NGN”), NTT launched commercial services using the NGN, such as FLET’S Hikari Next, in March, 2008 and has since endeavored to expand the NGN service area and expand the range of services that take full advantage of the capabilities of the NGN, such as Hikari TV.

If the market for fiber-optic services does not expand as anticipated due to diminished investment by businesses and the decline in consumer confidence caused by the current economic slowdown or due to a less than anticipated expansion of video delivery services and other fiber-optic services, if rate reductions for fiber-optic access services are greater than anticipated, if any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved, if highly convenient services such as video distribution services that make the best possible use of NGN features including high quality and high security levels do not emerge as anticipated, or if in the broadband and ubiquitous services market, fiber-optic services are placed into competition with new mobile services offered by other providers through a greater than anticipated growth of wireless broadband services using mobile communication technology, revenues from fiber-optic and broadband and ubiquitous services may not grow as anticipated. In addition, there is the risk that these large shifts in revenue structure will result in the profitability of the communication services layer declining faster than expected.

Fixed-line IP services have shown steady overall growth with the spread of broadband services and Internet connection services, such as the Open Computer Network (“OCN”) service, and with the expansion of IP-related services targeted at corporate customers, such as IP-Virtual Private Network (“IP-VPN”) and wide-area Ethernet. However, the decline in unit prices continues, due to the migration to IP-related services that provide broadband communication at a lower cost and the consolidation and/or elimination of corporate private networks.

In both the corporate and residential markets, fiber-optic IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for the high quality “Hikari Phone” fiber-optic access IP telephone service and its other IP telephone services, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from fiber-optic services and broadband and ubiquitous services and cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if one-time costs for the migration from the existing networks to the NGN become greater than anticipated, or if the burden of maintaining multiple facilities for the existing networks and the NGN becomes greater than anticipated, there is a risk that the increased revenues from IP telephone services may not offset the effect such services may have on the profitability of conventional fixed-line telephone services.

In addition, NTT Group is currently moving forward with the goal of making a systematic full-scale migration from the existing IP network to the NGN starting in the fiscal year ending March 31, 2011. NTT Group plans to announce the overall prospects for the migration from the existing telephone network to the NGN by the fiscal year ending March 31, 2011. However, if the migration to NGN does not progress as anticipated, the maintenance costs for duplicative facilities for a prolonged period and other transient costs may affect the financial condition and results of operations of NTT Group.

In the mobile communications business, NTT Group believes that it is critical to improve customer satisfaction by measures such as improving coverage quality, expanding service plans and improving after market service. In addition, NTT believes that an increase in revenues through the expansion of global roaming traffic and promotion of music distribution, video distribution and services other than voice communications is one of the critical elements for future growth. Nevertheless, development of these services may be curtailed if partners and content providers required for the provision of new services and new ways of usage are not developed as expected, an insufficient number of retailers and other partners install reading devices for Mobile

Wallet, a service allowing customers to use their mobile phones to pay for certain goods and services, new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal, manufacturers and content providers cannot provide handsets and content in a timely manner and at appropriate prices, sustained or new growth is not achieved because the i-mode service and other current or future data transmission services of NTT DOCOMO, as well as its handset installment sales methods, are insufficient or not attractive enough to maintain current subscribers or attract new ones, or market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced, or high speed downlink packet access (“HSDPA”) or high speed uplink packet access (“HSUPA”) technologies for high-speed packet data transmission between the base station and the handset based on Wideband Code Division Multiple Access (“W-CDMA”) with upgraded communication speed cannot be expanded as scheduled.

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

There can be no assurance that NTT Group will be able to maintain or enhance the value or performance of domestic and overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future. There can also be no assurance that NTT Group will achieve the returns or benefits expected from these domestic and international joint ventures, alliances or collaborations, or that any of the companies in which NTT Group has invested will achieve the growth that was expected because of the uncertainty of market conditions and the current economic environment.

As a result of investments both in Japan and abroad, NTT may record write-downs related to the impaired value of investments in future periods.

NTT Group may not achieve anticipated cost savings.

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in its fixed-line communications business. Moreover, with the transition to fiber-optic access and IP networks, NTT Group is aiming to reduce costs by improving the efficiency of operational systems and through business process reengineering. However, if countermeasures become necessary to address changes in the competitive environment or changes in the market environment due to the economic slowdown, or if the development of the IP network or migration from the existing IP network to the NGN is slower than anticipated, then sufficient cost reductions may not be achieved due to factors such as costs for simultaneously maintaining duplicate facilities for both the existing IP network and the NGN not decreasing to the extent anticipated.

NTT Group expects to achieve significant cost reductions by reducing capital investments in the fixed-line communications business for fiber-optic access and the NGN by deploying the results of technical innovations, lowering the cost of equipment and improving construction methods. NTT Group aims to reduce the total amounts of capital investments as a percentage of operating revenues by shifting the focus of capital investments to service creation businesses after the preceding capital investments in fiber optic access and the NGN stabilize at a lower level. However, if such cost reductions are not achieved as anticipated, capital investments may become greater than expected.

Other cellular phone operators may not adopt the W-CDMA technology of NTT DOCOMO.

If a sufficient number of other mobile operators do not adopt the W-CDMA technology of NTT DOCOMO or there is a delay in the introduction or dissemination of W-CDMA technology by other operators,

NTT DOCOMO may not be able to offer global roaming services as expected and may not be able to offer its subscribers the convenience of overseas services. Also, if W-CDMA technology is not sufficiently adopted abroad and the number of i-mode subscribers among NTT DOCOMO’s strategic partners and the usage of i-mode service by those subscribers does not increase sufficiently, NTT DOCOMO may not be able to realize the benefits of economies of scale it currently expects in terms of purchasing network facilities and offering handsets and content developed for its services at appropriate prices. Also, NTT DOCOMO cannot ensure that handset and network vendors will be able to modify their handsets and networks appropriately and promptly if standardization organizations make changes to the specifications for existing W-CDMA technology which require modifications to the handsets and networks that NTT DOCOMO Group currently uses.

If W-CDMA technology and i-mode services do not develop as expected and NTT DOCOMO is not able to improve the quality of its overseas services or enjoy the benefits of economies of scale globally, this may have an effect on the financial condition and results of operations of NTT Group.

If NTT Group is unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of the intellectual property rights of other companies.

It is necessary for NTT Group to obtain licenses and other rights to use the intellectual property and other rights of third parties. Currently, NTT Group has obtained licenses from the holders of such rights by concluding agreements with such holders, and NTT Group plans to continue to obtain licenses from the holders of other intellectual property rights that are necessary for carrying out its future business. However, if agreement cannot be reached with the holders of such rights or if agreement concerning rights once granted cannot be maintained thereafter, NTT Group may not be able to provide certain technologies, products or services. Further, if NTT Group is subject to assertions of infringement of intellectual property rights, NTT Group may be forced to expend considerable time and cost in reaching a resolution, and if such claims are determined adversely to NTT Group through a court judgment or through a settlement between the relevant parties, revenues from businesses related to such rights may decrease and NTT Group may be liable for damages for infringement of such rights, which may in turn adversely affect its financial condition and results of operations.

System disruptions, network disruptions and issues with system architecture may affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built and maintains fixed-line subscriber telephone, Integrated Services Digital Network (“ISDN”), fiber-optic access, ADSL and mobile communications networks deployed on a nationwide scale. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes, typhoons and floods, all of which frequently hit Japan, problems in hardware and software, terrorism, cyber-terrorism, and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be affected by reductions in income and expensive repair costs resulting from any such event.

NTT Group services and products using advanced, complicated technology have increased, resulting in increased quality control risk. In response to temporary difficulties in connecting to Hikari Phone and FLET’S services in the past, NTT has made efforts to restore service reliability by making capital investments in its network facilities to strengthen network resilience, taking preventive measures in the form of upgrading software, and by accelerating response time. With regard to the NGN, in light of the results of technological verification made through field trials, NTT Group started offering quality-assured, high sound quality IP telephone services, video telephone services and Ethernet services for corporate customers on a commercial basis from March 2008, in addition to its existing fiber-optic access services and fiber-optic IP telephone services. While NTT Group has endeavored to improve service quality and reliability through these initiatives, if a service or product of NTT Group has a defect or similar problem, NTT may be held liable for damages arising from such problem, and the reputation and sales of NTT Group services and products may be affected.

Furthermore, because NTT DOCOMO’s mobile phone handsets offer a variety of functions including settlement of credit transactions, and because services by numerous companies other than NTT DOCOMO are provided through these handsets, problems may arise if a handset malfunctions or is defective or misplaced, or if the services provided by other companies are flawed. In particular, phones with the “i-mode FeliCa” function are used for e-money and credit applications, which may give rise to issues that are different from those previously encountered by NTT DOCOMO in connection with its wireless communications services.

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

NTT’s reputation and credibility may be affected by inappropriate use or leak of confidential business information and personal information.

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

NTT Group expects to be able to ensure proper management of confidential information including personal information in accordance with its policy. However, if such confidential information is leaked or otherwise misused, there is a risk that such action may affect NTT Group’s business, including its reputation and credibility, and NTT Group’s ability to obtain new subscribers or secure selective governmental bids.

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

One example is the occurrence of unsolicited bulk e-mail being sent through NTT DOCOMO’s e-mail services, including i-mode mail service and Short Message Service (“SMS”). Despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and suspending the use of or terminating contracts with companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. If NTT DOCOMO’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of i-mode subscriptions.

Further, there has been a wide range of debate regarding issues such as the possibility that a minor’s access to illegal or harmful websites will have a negative impact and regarding the effectiveness of filtering services intended to restrict minors from accessing such harmful sites. These issues may similarly damage NTT DOCOMO’s corporate image.

Mobile phones have also been used in crimes such as the “it’s me” fraud, whereby callers request an emergency bank remittance pretending to be a relative. To combat these misuses of NTT DOCOMO’s services, NTT DOCOMO introduced various measures such as more strict identification confirmation requirements at points of purchase, and ending new contracts for pre-paid mobile phones as of the end of March 2005 because pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and this may lead to an increase in the cancellation of subscriptions.

In addition, as handsets and services become more sophisticated, new issues may arise when subscribers are charged higher fees for packet transmission than they are aware of as a result of using handsets without fully recognizing their overuse of packet transmission in terms of frequency and volume. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving.

NTT Group believes that it has properly addressed these social issues, but it is not certain whether NTT Group will be able to continue to carry out proper measures in the future. If NTT Group is unable to address these issues in an appropriate manner, this may result in an increasing number of cancellations among current subscribers and an inability to acquire the anticipated number of new subscribers, which may impact NTT Group’s financial condition and results of operations.

Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.

The regulation of the Japanese telecommunications industry has been changed in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost (“LRIC”) Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecommunications laws aimed at promoting competition. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s financial condition and results of operation. For a summary of current Government regulations, please see “Item 4—Information on the Company—Regulations.”

Interconnection (Telephone Connection Rates and Optical Fiber Connection Rates)

Review of the regulatory framework for telephone connection rates and optical fiber connection rates may cause a reduction in NTT Group’s connection revenues. For details regarding interconnection rates (telephone connection rates and optical fiber connection rates), please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results —Interconnection Rates.”

In addition, in the debate concerning revisions to the basic approach on the question of how interconnection rules should be adapted for change in the telecommunications market environment, the focus of discussions is being placed on mobile interconnection fees. However, the outcome of such discussions is currently unclear.

Universal Service Fund

With respect to the provision of universal service in the decade beginning in 2010 and onwards, certain issues are to be taken up during a subsequent review, and the results of such review, as well as the specific impact that any review may have on NTT Group, are unclear at this point in time. For details on the universal service fund and a discussion of the review of the universal service fund system, please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results—Universal Service Fund.”

Review of the Rules of Competition

Many discussions regarding future competition have been held to date but the impact of decisions reached through these meetings, whether specific corresponding revisions will be made or in which direction such revisions will be made, and the impact of the revisions, if any, on NTT are currently unclear. For further details, please see “Item 4—Information on the Company—Regulations—Other Regulatory-related Developments.”

Prohibited Activities Regulations under the Telecommunications Business Law

NTT East, NTT West and NTT DOCOMO are subject to prohibited activities regulations under the Telecommunications Business Law. Under these regulations, as carriers with market dominance, NTT East, NTT West and NTT DOCOMO may not use connection information for reasons other than its intended purpose or give preferential treatment in an unfair manner to any particular telecommunications carrier. NTT Group intends to meet and maintain the conditions required for fair competition, including the above-mentioned restrictions, and respond to market demands for converged services. For details on prohibited activities regulations under the Telecommunications Business Law, please see “Item 4—Information on the Company—Regulations—The Telecommunications Business Law.”

Review of the NTT Law

NTT, NTT East and NTT West are regulated by the NTT Law with regard to the scope of operations of each company and other matters. For this reason, amendments to the NTT Law may affect NTT Group operations. For details regarding the NTT Law, please see “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

In accordance with the Agreement of the Government and the Ruling Party Concerning the Framework of Communications and Broadcasting entered into on June 20, 2006 (“Agreement of the Government and the Ruling Party”), the Government and ruling parties agreed that NTT Group’s managerial structure should be reviewed in 2010 based on an evaluation of the status of broadband penetration and NTT Group’s medium-term management strategy, and that a conclusion should be reached promptly thereafter. Furthermore, the Japanese Cabinet stated in the Basic Policies for Economic and Fiscal Management and Structural Reform (Cabinet Decision of July 7, 2006) that, based on the Agreement of the Government and the Ruling Party, reform should be promoted in the communications and broadcasting field in view of the global situation. However, it is unclear at this time what kind of discussions might take place, or what effect the outcome of such discussions might have on NTT Group.

Discussions Relating to Comprehensive Law for Communication/Broadcasting

Since February 2008, discussions have been held to review the legal structure of communications and broadcasting from the perspective of the convergence of and collaboration between the two areas. While it is not considered appropriate for the NTT Law to be the subject of this review, the overall picture of this revision to the legal structure of the two areas and effect on NTT Group is currently unclear.

NTT Group may not be able to secure necessary frequency spectrum for operation and may not be able to expand its facilities due to restrictions imposed on NTT DOCOMO.

NTT DOCOMO has limited frequencies and facilities available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DOCOMO’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit. Because base stations and switchboards have only a finite capacity for handling traffic, service quality may deteriorate at peak times or if there is a rapid increase in subscribers, or if there is a rapid increase in the volume of images, music or other content provided by NTT DOCOMO’s i-mode services. In addition, with regard to FOMA services, FOMA i-mode packet transmission fixed rate services and fixed rate services for browsing web pages on the Internet and video clips, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DOCOMO and that its service quality will deteriorate due to a lack of capacity for increased traffic using existing facilities.

In addition, while the number of NTT DOCOMO subscribers and the traffic from such subscribers increases, there may be an impact on the quality of existing services and the deployment of new services if government agencies do not allocate the frequency spectrum required for unhindered operation, or if changes are made to the frequency spectrum allocation system, for example, by the introduction of reallocation through an auction system, and the necessary frequency spectrum cannot be obtained. For details, please see “Item 4—Information on the Company—Regulations—Other Regulatory Developments—Allocation of Frequency Spectrum for Mobile Phones.”

NTT DOCOMO has made efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies. However, there can be no assurance that NTT DOCOMO’s efforts will be sufficient to avoid the deterioration of service quality. If NTT DOCOMO is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to constraints in providing its wireless services or to the loss of subscribers to competitors.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted.

The Government, through the Minister of Finance, currently owns 33.7% of NTT’s issued Shares (40.1% of NTT’s outstanding Shares). The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over most decisions made at such meetings. In 1997, in a statement at the Diet, it was stated that the Government did not then intend actively to use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2009, the Government’s ownership of Shares was reduced to 33.7% of NTT’s issued Shares (40.1% of NTT’s outstanding Shares). The Government now owns close to the minimum number of Shares the Government is obligated to own under the NTT Law.* It is possible that the Government may seek to sell the remaining few Shares which it owns in excess of the amount the Government is required to own under the NTT Law. It is also possible that the NTT Law could be revised in order to ease the requirements regarding Government ownership of Shares, increasing the number of Shares the Government is allowed to sell. Additionally, if NTT retires treasury stock, the number of Shares the Government is allowed to sell would increase. The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an impact on the market price of Shares and ADSs.

*	Pursuant to the NTT Law, the Government is obligated to hold a number of NTT Shares corresponding to at least one third of the total number of issued Shares. However, pursuant to the supplementary provisions of the NTT Law, increases in the number of Shares due to certain new share issuances, including shares issuable upon the exercise of stock acquisition rights, are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold. Based on this method for calculating the total number of Shares, the percentage of issued Shares owned by the Government is 34.4%.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	volatility and changes in the economic conditions and security markets in Japan and other countries;

(ii)	the effects of increased competition including increased pressure to lower tariffs and continuous threats to market share;

(iii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, the spread of 3G mobile subscriber services, wireless broadband services through the LTE and Internet-related businesses;

(iv)	risks and uncertainties associated with estimating the reduction in revenues that will result from changes in rates;

(v)	risks and uncertainties associated with the pricing of services;

(vi)	the ability of NTT Group, including NTT DOCOMO Group, to maintain growth and the success of new products and services and new businesses;

(vii)	the financial and operating impact of equity investments in overseas companies;

(viii)	the ability of NTT Group to add capacity to NTT Group’s existing networks, including the availability and allocation of radio frequency spectrum to NTT DOCOMO Group and the ability to acquire intellectual property rights;

(ix)	the impact of system failure and the impact of disasters on systems and networks; and

(x)	the improper handling of confidential matters;

(xi)	the occurrence of crime and other social problems resulting from improper use by certain users of handsets or other services offered by NTT DOCOMO;

(xii)	the effect of the introduction of, or changes to, various laws or regulations;

(xiii)	the effects of regulation of the telecommunications business, including the calculation method of interconnection rates.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

*	Percentage of equity provided as of June 30, 2009. The figures represent equity held by NTT, directly or indirectly, in relation to each company’s outstanding shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group’s principal businesses are regional communications, long distance and international communications, mobile communications and data communications.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Japan Corporation, NTT WEST ASSETPLANNING CORPORATION and 84 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION, NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COM ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink, Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp., and 36 other companies.

The principal services in the mobile communications business are mobile telephone services and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Technology, Inc., DoCoMo Business Net, inc., DOCOMO interTouch Pte. Ltd., DOCOMO PACIFIC, INC., DoCoMo.com, Inc. and 105 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FORCE CORPORATION, NTT DATA i CORPORATION, itelligence AG, Cirquent GmbH, JSOL Corporation, NTT DATA CCS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA EUROPE GmbH & Co. KG, and 121 other companies.

Other businesses include real estate, finance, construction and power, systems development and development of advanced technologies. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, NTT Human Solutions Corporation and 57 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 42.08 million subscribers nationwide as of March 31, 2009 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten INS-Net 64 subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of the number of channels, transmission rate and line use fees (base rates)). NTT Group is one of the leading providers of broadband services in Japan. As of March 31, 2009, the number of broadband subscriptions for FLET’S Hikari (FLET’S Hikari includes NTT East’s B FLET’S and FLET’S Hikari Next and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next) and FLET’S ADSL were 11,134 thousand and 3,992 thousand, respectively, and the number of subscriptions for Internet connection service, OCN, was 7,367 thousand.

NTT Group provides mobile phone services through NTT DOCOMO. As of March 31, 2009, NTT DOCOMO had 54,601 thousand subscribers and was the largest provider of mobile phone services in Japan. NTT DOCOMO was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2009, NTT owns 66.2% of NTT DOCOMO’s shares.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 30, 2009, NTT owns 54.2% of the shares of NTT DATA.

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

On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the NTT Law in August 1952 to take over from the Government the provision of nationwide telephone, telegraph and related telecommunications services in Japan, and all Government-owned assets relating to such services were transferred to the predecessor corporation. In 1953, the predecessor corporation’s international division, which operated Japan’s international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. (“KDD”) (which became KDDI after it merged with DDI Corporation and IDO Corporation in October 2000).

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

The Shares are listed on the Tokyo Stock Exchange (the “TSE”) and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. NTT listed its Shares on the New York Stock Exchange (the “NYSE”) (in ADR form) in September 1994 and on the London Stock Exchange (the “LSE”) in October 1994.

In April 1995, NTT DATA’s common stock was listed on the Second Section of the TSE. In connection therewith, NTT sold 48,000 shares of NTT DATA, resulting in a decrease of NTT’s ownership percentage of NTT DATA’s common stock from 100% to 69.1%. As a result of capital increases made through public offerings conducted by NTT DATA thereafter, NTT owns 54.2% of NTT DATA’s common stock as of June 30, 2009. On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split, thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. In September 1996, common shares of NTT DATA were designated to be listed on the First Section of the TSE.

NTT DOCOMO’s common stock was listed on the First Section of the TSE in October 1998 and on the LSE in March 2002. ADRs of NTT DOCOMO were listed on the NYSE in March 2002. In conjunction with the listing of NTT DOCOMO’s common stock in 1998, NTT sold a portion of the shares it held in NTT DOCOMO to the public in Japan and NTT DOCOMO sold additional newly issued NTT DOCOMO shares as part of the same offering. These transactions resulted in NTT’s ownership of NTT DOCOMO being reduced from 94.7% to 67.1%. Thereafter NTT DOCOMO increased capital through public offering and engaged in several purchase transactions in respect of its shares, and in some of these purchase transactions, NTT sold its shares to NTT DOCOMO. As a result of these transactions, NTT’s ownership interest in NTT DOCOMO was 66.2% as of June 30, 2009. For a description of the transactions in NTT DOCOMO’s shares during the three most recent fiscal years, please see Note 19 to Notes to the Consolidated Financial Statements.

In July 1999, NTT implemented a group reorganization, with NTT becoming a holding company. Among NTT’s operations, marketing of intra-prefectural communications services were transferred to its two wholly-owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT Communications, also a wholly-owned subsidiary of NTT.

Since 1999, NTT has engaged in a series of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law. For details on NTT’s repurchases of its Shares, please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results—Buy-back of Company Shares.”

On October 23, 2000, NTT issued and sold to a variety of individuals and institutional investors 300,000 new Shares in a global offering registered with the SEC in the form of Shares or ADSs. See “—Relationship with the Government.”

In November 2004, NTT Urban Development’s common stock was listed on the First Section of the TSE. In connection therewith, NTT sold 83,227 shares of NTT Urban Development, and NTT Urban Development issued 132,000 new common shares. As a result, NTT’s ownership percentage of NTT Urban Development’s shares decreased from 100% to 67.3%.

Relationship with the Government

The Government is required by the NTT Law to own one-third or more of the total number of the issued Shares of NTT. However, increases in the number of Shares attributable to certain issuances of new Shares, including shares issuable upon the exercise of stock acquisition rights, are not included in calculating the proportion of the Shares held by the Government for this purpose.

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

The Government’s annual budget for the fiscal year ended March 31, 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering in the form of 981,560 Shares and 3,688,000 ADSs (equivalent to 18,440 Shares). The Government’s ownership interest was reduced to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

The Government’s annual budget for the fiscal year ended March 31, 2000 also contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to individuals and institutional investors in a global offering in the form of 935,549 Shares and 3,290,200 ADSs (equivalent to 16,451 Shares). The Government’s ownership interest was reduced to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000.

On December 20, 1999, the 1990 plan was terminated.

The Government’s annual budget for the fiscal year ended March 31, 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold the 1,000,000 Shares contemplated to be sold to individuals and institutional investors in a global offering in the form of 1,263,597 Shares and 7,280,600 ADSs (equivalent to 36,403 Shares). These Shares were sold together with 300,000 new Shares issued and sold by NTT. The Government’s ownership interest was reduced to 7,413,823.26 Shares, or approximately 46% of the 16,134,590 total issued Shares, as of March 31, 2001.

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

The Government’s annual budget for the fiscal year ended March 31, 2004 contemplated the sale by the Government of up to 1,000,000 additional Shares. Of this number, 85,157 Shares were sold at the time of NTT’s repurchase of Shares on October 15, 2003 (of the 85,157 Shares sold by the Government, NTT acquired 72,381 shares), but the remaining 914,843 were not sold during that fiscal year. The Government’s ownership interest was reduced to 7,234,387.26 Shares, or approximately 46% of the 15,741,209 total issued Shares, as of March 31, 2004.

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

As a result of the 100-for-1 stock split carried out pursuant to a resolution adopted by NTT’s board of directors on May 13, 2008, and that took effect on January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system, the total number of NTT’s issued Shares was 1,574,120,900 as of March 31, 2009, and the Government’s ownership interest was 530,572,296 Shares, or 33.7% of NTT’s total issued Shares (40.1% of NTT’s outstanding Shares).

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Government in the relevant annual budget.

The Government, acting through the Minister of Internal Affairs and Communications, also regulates the activities of NTT and certain of its subsidiaries and approval by the minister is required for the issuance of new Shares subject to consultation with the Minister of Finance, subject to certain exceptions. See “—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings. In the past, however, the Government has not used this power to direct the management of NTT.

Business Overview and Strategy

As the global economic recession becomes protracted, the Japanese economy continues to experience a rapid downturn. Although there are signs that the decline in production resulting from prior excess inventory has bottomed out and the economic stimulus policies of various national governments are expected to have some ameliorative effect, the risk of further economic decline is still apparent in the decline in personal consumption due to a deterioration in employment, the prolongation of the economic recession and other factors. As a result, it is expected that the economy will continue to worsen.

The information and telecommunications fields have also been affected by the slowdown in consumer spending and reduction in corporate capital investment. At the same time, however, the ongoing shift to the use of IP networks, the expansion of ubiquitous broadband services and the convergence of fixed-line and mobile communications and of communications and broadcasting services as well as the resulting diversification of consumer preferences is expected to give rise to increasingly fierce competition in those fields.

It is under this extremely harsh business climate that NTT Group will create and deploy broadband and ubiquitous services using full IP network infrastructure in response to consumer preferences, pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group” adopted in May 2008. Specific actions will include the expansion of business in the four areas of strategic growth discussed below, transformation of NTT Group’s business structure to focus on IP business and solutions, and raising the percentage of consolidated sales revenues from IP business and solutions, which accounted for a little less than 60% during the fiscal year ended March 31, 2009.

Expansion of NGN and 3G Services

NTT Group is working to expand network services, including NGN and 3G services, and to expand upper layer businesses (which include Internet connection services, IP telephone services, video distribution services and portal services).

In the fixed-line communications markets, NTT Group will work to further expand the NGN coverage area and to develop and provide a wide range of services that take advantage of the unique characteristics of fiber-optic and NGN access such as video distribution, Internet Service Provider (“ISP”) services, and portals. NTT Group will also expand its new IP upper layer businesses, including application services such as SaaS, and provide fundamental services to businesses like searching, distribution and fee collection. In developing and commercializing services that use the NGN, NTT Group is using the Next-Generation Services Joint Development Forum and other such bodies to jointly create services with various partners, with a focus on educational fields.

In the mobile communications market, NTT Group is personalizing services and functions according to customer lifestyles and preferences and is promoting mobile broadband using the “Long Term Evolution” standard (“LTE”). Further, as the market enters maturity, NTT Group is taking measures to strengthen relationships with existing customers as well as to develop new markets and provide more convenient and appealing services.

Expansion of the Solutions Business

NTT Group will continue its efforts to bolster marketing and development capabilities and to provide high value-added solutions for corporate customers tailored to their industries and business categories to further raise their productivity. The entire group is working together to be a partner to our customers by providing a wide range of solutions such as SaaS (Software as a Service) and is continuing its proactive measures to acquire external resources, technologies, and industry know-how.

Development of Business in New Fields

In addition to conducting business in the environment, energy, and real estate fields, NTT Group will promote new businesses by using the results of its research and development. Environment and energy-related businesses include the construction and operation of highly-reliable, low-energy data centers and the construction of environmentally-friendly buildings with a focus on minimizing environmental impact.

Development of Global Business

NTT Group will continue to use the comprehensive strengths of the entire group to expand its business. NTT Group will expand its Information and Communication Technologies (“ICT”) service lineup, service areas, and data centers and develop the mobile communications business in growth markets by expanding international roaming services and forming tie-ups with telecommunications carriers in which NTT Group has invested. Through these measures, NTT Group will reinforce its overseas customer bases and abilities to provide services.

In addition to expanding business in the four areas discussed above, NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

With respect to the global environment, a topic that has become a major issue for businesses around the world, the entire group will implement policies under the “Green NTT” banner to encourage the generation and use of electricity from natural sources. NTT Group will also reinforce its measures for the prevention of global warming, such as pursuing the installation of high energy efficiency equipment.

NTT Group will continue its efforts to create abundant communications environments through the provision of broadband and ubiquitous services, increase the efficiency of business activities, create new business opportunities, contribute to solutions to a wide range of societal issues such as low birth rates, the aging of the population and various environmental problems, and maximize group corporate value.

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

	Years ended March 31,
	2007	2008	2009
	(in billions of yen)
Fixed voice related services	¥3,113.5	¥2,831.1	¥2,581.0
% of total operating revenues	28.9%	26.5%	24.8%
Mobile voice related services	¥3,021.3	¥2,739.8	¥2,283.9
% of total operating revenues	28.1%	25.7%	21.9%
IP/packet communications services	¥2,247.9	¥2,567.4	¥2,898.0
% of total operating revenues	20.9%	24.0%	27.8%
Sales of telecommunications equipment	¥583.3	¥653.5	¥709.6
% of total operating revenues	5.4%	6.1%	6.8%
System integration	¥1,092.7	¥1,157.0	¥1,211.7
% of total operating revenues	10.2%	10.8%	11.6%
Other services	¥701.7	¥732.0	¥732.1
% of total operating revenues	6.5%	6.9%	7.1%

NTT Group’s results are also segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. See Note 16 to the Consolidated Financial Statements attached hereto and “—NTT Group.”

The following table sets forth certain information concerning NTT Group’s principal operations as of the dates and for the periods indicated:

	As of March 31,
	2005	2006	2007	2008	2009
	(No. of subscriptions in thousands)
Fixed Voice Related Services:
Regional Communications Business
(NTT East)
Telephone subscriptions	24,925	23,109	21,392	19,566	17,983
Public telephones	213	187	172	158	148
ISDN(1)	4,425	4,111	3,726	3,339	2,984
INS-Net 64	4,056	3,743	3,363	2,993	2,669
INS-Net 1500(1)	37	37	36	35	31
Conventional leased circuit services	240	215	193	175	161
High-speed digital circuit services	211	175	148	129	114
ATM services	6	5	4	3	2

(NTT West)
Telephone subscriber lines	25,396	23,802	21,951	20,054	18,378
Public telephones	229	206	189	171	160
ISDN(1)	4,042	3,748	3,426	3,075	2,740
INS-Net 64	3,829	3,534	3,216	2,878	2,565
INS-Net 1500	21	21	21	20	18
Conventional leased circuit services	223	205	188	172	160
High-speed digital circuit services	175	141	120	109	98
ATM services	5	4	4	3	2

Long Distance and International Communications Business:
(NTT Communications)
Conventional leased circuit services	11	9	8	7	6
High-speed digital circuit services	27	22	19	18	16
ATM services	2	1	1	1	1
Facsimile communications network services	1,385	1,041	1,011	979	949

Mobile Voice Related Services:
Mobile Communications Business
(NTT DOCOMO)
Mobile phone services(2)	48,825	51,144	52,621	53,388	54,601
Mobile phone (FOMA)(2)	11,501	23,463	35,529	43,949	49,040
Mobile phone (mova)	37,324	27,680	17,092	9,438	5,560
Mobile phone services estimated market share(3)	56.1%	55.7%	54.4%	52.0%	50.8%
PHS services(4)	1,314	771	453	0	0
PHS services estimated market share(3)	29.4%	16.4%	9.1%	0%	0%

IP/packet Communications Services:
Regional Communications Business
(NTT East)
FLET’S Hikari(5)	885	1,889	3,399	4,963	6,291
FLET’S ADSL	2,833	3,001	2,782	2,410	2,058
FLET’S ISDN	413	332	258	198	154
Hikari Phone (thousand channels)	4	471	1,705	3,065	4,248
(NTT West)
FLET’S Hikari(5)	779	1,530	2,677	3,815	4,843
FLET’S ADSL	2,374	2,682	2,541	2,246	1,934
FLET’S ISDN	356	284	228	185	150
Hikari Phone (thousand channels)	0	396	1,469	2,661	3,762

Long Distance and International Communications Business:
(NTT Communications)
Packet exchange services	885	844	774	776	708
Frame relay/cell relay services	39	31	27	14	8
OCN	4,640	5,286	6,091	6,830	7,367
IP-VPN	93	98	93	100	116

Mobile Communications Business
(NTT DOCOMO)
i-mode services	44,021	46,360	47,574	47,993	48,474
i-mode services (FOMA) services	11,353	22,914	34,052	41,213	44,853
i-mode services (mova) services	32,667	23,446	13,522	6,779	3,621

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.
(2)	The number of mobile phone service subscriptions and the number of mobile phone (FOMA) subscriptions include the number of communications module service subscriptions. From March 3, 2008 onward, an additional FOMA subscription is a prerequisite for the application of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone), and those additional FOMA subscriptions are included in the number of mobile phone service subscriptions and number of mobile phone (FOMA) subscriptions. Revenues from mobile phone services are partially recorded in IP/packet communications services.
(3)	The number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association. The figures include communications module service subscriptions.
(4)	Personal Handy-Phone (“PHS”) service was terminated on January 7, 2008.
(5)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2009 accounted for 24.8% of total operating revenues. Fixed voice related services include a portion of the regional communications business segment and long distance and international communications business segment, including telephone subscriptions, ISDN (“INS-Net 64” and “INS-Net 1500”), conventional leased circuits, high-speed digital transmission, and asynchronous transfer mode (“ATM”) services (ATM Mega Link, ATM Share Link, etc.).

Fixed line telephone subscriptions/ISDN

NTT Group is Japan’s largest provider of telephone subscriber and ISDN (INS-Net 64 and INS-Net 1500) services in Japan. INS-Net 64 uses existing dry copper lines to transmit digital signals, providing efficient, high-quality communications services with capacity equivalent to two circuits. INS-Net 1500 uses optical fiber, offering 24 channels, and is suited for corporate customers who need multiple lines. Customers may also utilize it as a high-speed data link by bundling several of the 24 channels together.

In the fiscal year ended March 31, 2009, the shift from conventional fixed-line telephone service to optical IP telephone service continued to progress, and competition persisted with mobile phone services, direct subscriber telephone services provided by other carriers using dry copper lines, and telephone services provided by CATV operators. In addition, with the rise of broadband access services, demand for ISDN services also continued to fall. As a result, as of March 31, 2009, fixed-line telephone subscriptions decreased by 3,259 thousand from the previous fiscal year-end to 36,361 thousand, and ISDN subscriptions decreased by 689 thousand to 5,724 thousand. As of March 31, 2009, the usage proportions for fixed-line telephone and ISDN subscription services were 78.0% residential and 22.0% business, and 15.1% residential and 84.9% business, respectively.

Please see the table under “Principal Business Activities” for the changes in the number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West.

Current monthly rates for telephone subscription services vary according to business or residential use, and the number of subscribers in the intra-city calling area, or message area. Current call rates for telephone subscriptions and ISDN services vary according to distance, duration, day and time of day.

Telephone subscription fees and monthly rates for the telephone subscription services, the intra-prefectural dialing rates of NTT East, NTT West and NTT Communications and the inter-prefectural dialing rates of NTT Communications are published on the following websites of each of the companies:

NTT East:	http://www.ntt-east.co.jp/index_e.html
NTT West:	http://www.ntt-west.co.jp/index_e.html
NTT Communications:	http://www.ntt.com/index-e.html

The information on the websites of NTT East, NTT West and NTT Communications are not incorporated by reference into this document.

In certain areas, new common carriers (“NCCs”) offering lower rates than NTT Group have established a position in the long distance market. The current NTT Communications long distance fee schedule is largely comparable to that of major NCCs.

As of March 31, 2009, NTT Group’s market share of MYLINE services combined was 85.2% for intra-city calls, 81.6% for intra-prefectural inter-city calls and 77.5% for inter-prefectural calls. For changes in the shares of MYLINE registrations, please see “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Fixed Voice Related Services.”

Fixed-line telephone subscriptions ARPU, INS-Net ARPU and fixed line telephone aggregate ARPU for NTT East and NTT West in the fiscal year ended March 31, 2009 continued to decline from the previous fiscal year, primarily due to migration of high frequency users to IP telephone service. For details of the foregoing ARPU figures for the fiscal year ended March 31, 2009, please see “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Fixed Voice Related Services.”

There is a continuing concern that factors such as IP telephone services and direct subscriber telephone services offered by competitors will continue to have an impact on tariffs and base rates. NTT Group hopes to offset any resulting decrease in revenues by offering subscriber discount packages with supplementary services to Hikari Phone subscribers, launching new services, as well as by actively pursuing IP and broadband opportunities.

In the fiscal year ended March 31, 2009, NTT East and NTT West vigorously promoted the provision of its Hikari Phone fiber-optic access IP telephone service. NTT Communications continued the provision of its “PL@TINUM LINE” low-cost plan for domestic and international calls and calls to mobile phones in response to diversified customer needs.

For the fiscal year ending March 31, 2010, interconnection rates will be ¥4.52 for three minutes for group center (“GC”) interconnection (a decrease of 0.2% as compared to the rate for the fiscal year ended March 31, 2009) and ¥6.38 for three minutes for intra-zone (“IC”) interconnection (a decrease of 0.5% as compared to the rate for the fiscal year ended March 31, 2009).

Leased Circuit Services

While conventional telephone services are communication services for the general public, and allow communication with anybody anywhere, leased circuit services are services that directly connect specific points of contact and are used exclusively by the subscribing customers. Also, whereas conventional telephone calls are connected through switchboards with a new circuit established each time communication is made, in the case of leased circuit services, stable, high-quality service is continuously provided because the circuits are constantly connected. In addition, for customers using phones above a certain level each month, use of leased circuit services can result in significant savings because the fees for leased circuit services are fixed monthly charges.

There are two types of conventional leased circuits: an analog type for telephone and fax transmission, and a digital type for packet communications.

High-speed digital transmission services are leased circuit digital services offering high-speed, high-volume transmission. These services are capable of transmitting virtually any type of information, from voice to data and images. These services are far more economical than conventional leased circuits, particularly when used for packet communications.

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

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its leased circuit service business in order to provide fixed rate, high-quality access services for businesses. However, as a result of the rapid shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, combined with the rapid spread of broadband services, the number of leased circuit service subscriptions has continued to decline. As of March 31, 2009, NTT East had 114 thousand and NTT West had 98 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 161 thousand and 160 thousand. For NTT Communications, as of March 31, 2009, the number of high-speed digital circuit subscribers and the number of conventional leased circuit subscribers were 16 thousand and 6 thousand, respectively.

For changes in number of subscriptions to each service, please see the table under “—Principal Business Activities” as well as “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Fixed Voice Related Services.”

Mobile Voice Related Services

Operating revenues for mobile voice related services in the fiscal year ended March 31, 2009 accounted for 21.9% of overall operating revenues. Mobile voice related services are provided by NTT DOCOMO and they include certain services in the mobile communications business segment such as mobile phone services and PHS (partially recorded in IP/packet communications services).

The mobile communications market in Japan is reaching saturation due to the increased penetration rate, and the market environment is growing increasingly difficult due to such factors as increased competition among carriers for securing customers, competition through service improvements, and new market entry by MVNOs. In addition, as the global economic climate deteriorates, economic changes have begun to adversely impact handset sales with the market environment becoming increasingly uncertain. Meanwhile, market expansion continues for markets such as second handsets, and the total number of mobile phone subscriptions in Japan increased by 4.6% in the fiscal year ended March 31, 2009 to 107,487 thousand as of March 31, 2009.

NTT DOCOMO is Japan’s leading operator of mobile communications services, and is one of the world’s largest mobile phone service operators. As of March 31, 2009, NTT DOCOMO had a total of 54,601 thousand mobile phone subscriptions, an estimated 50.8% share of the domestic market.

For changes in the number of NTT DOCOMO mobile phone service subscriptions and trends in estimated market share, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Mobile Voice Related Services.”

a. Mobile Phone Services

Mobile Phone (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using leading-edge technology that provides high-speed and high-quality services. NTT DOCOMO’s basic strategy is to expand FOMA services. As of the end of March 2009, the number of FOMA subscriptions was 49.04 million, an increase of 11.6% compared to the previous fiscal year-end. NTT DOCOMO announced in January 2009 that mova services will be terminated as of March 31, 2012, and the shift from mova to FOMA is expected to continue after the fiscal year ended March 31, 2009.

For trends in the number of FOMA service subscriptions, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Mobile Voice Related Services.”

While working to improve service quality in the FOMA service area, NTT DOCOMO has continuously expanded the FOMA service area. As a result of this expansion, the FOMA population coverage ratio as of March 29, 2007 was 100% of Japan. In addition, NTT DOCOMO made efforts to improve FOMA data communications speed, and the population coverage ratio as of December 26, 2008 for FOMA HIGH SPEED, which was launched on August 31, 2006, was 100% of Japan.*

*	NTT DOCOMO calculates its population coverage ratios by dividing the population within its “coverage area”—determined by whether the local government offices of cities, towns and villages, such as city halls, are within the service area of the network—by the total population in Japan.

Some revenues from FOMA services are included in IP/packet communications services revenues.

Mobile Phone (mova) Services

“mova services” are second generation (“2G”) services and are provided on a nationwide basis using an 800MHz digital network. The number of mova service subscriptions as of March 31, 2009 was 5,560 thousand.

NTT DOCOMO announced on January 30, 2009 that it will discontinue its mova services as of March 31, 2012 (new applications for mova were no longer accepted as of November 30, 2008), and has been encouraging customers who are currently using mova services to make a smooth transition to FOMA services.

For trends in the number of mova service subscriptions, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Mobile Voice Related Services.”

Some revenues from mova services are included in IP/packet communications services revenues.

NTT DOCOMO’s mobile phone business revenues are generated primarily from monthly plan rates, usage rates for outgoing calls and rates for optional value-added services and features. Over the past few years, as the competition for subscribers has increased, usage rates and monthly rates have been significantly reduced. Currently, NTT DOCOMO’s mobile phone subscribers mainly pay (i) an activation fee, (ii) a fixed monthly plan charge based upon the plan chosen, (iii) usage or per call rates which vary according to duration of the call and the particular plan chosen, and (iv) additional monthly service fees for miscellaneous extra services.

One of NTT DOCOMO’s basic strategies has been to focus on offering subscribers usage plans and discount services tailored to their usage patterns which are simple and easy to understand. As a result, NTT DOCOMO offers a variety of different monthly plans targeted at different segments of the market. These plans include basic usage plans for ordinary usage and heavy usage. In addition, most of the plans include a certain amount of allowance (i.e., free minutes) per month for fixed rates. Allowances are credited against total usage. As customer usage varies from month to month, allowance amounts may remain unused in months in which usage is low. NTT DOCOMO introduced in November 2003 its “Nikagetsu Kurikoshi” service which permits carry-over of unused “free-minutes” to the following two months. Additionally, since February 2005, NTT DOCOMO has offered “Wakeaeru” service which permits the “Family Discount” service subscribers to share unused free-minutes among subscription group members.

In November 2005, a number of measures were taken with regard to rates. These included unifying payment structures for FOMA and mova services and introducing new easy-to-understand payment plans. In December

2005, NTT DOCOMO introduced the “Fami-Wari Wide” discount plan targeting children who are junior high school age or younger, seniors aged 60 or older and “Hearty Discount” (a discount plan specifically for disabled persons) subscribers, which combine with the “Family Discount” plan to provide even greater savings.

In August 2007, NTT DOCOMO launched the Fami-Wari MAX 50 discount service, which provides a 50% discount on basic monthly charges to subscribers to the “Family Discount” service regardless of the length of the contract period, on the condition of future continuous use for at least two years. NTT DOCOMO also introduced the Hitoridemo Discount 50 discount service for individuals who are unable to use the “Family Discount” service. The Hitoridemo Discount 50 service provides a 50% discount on basic monthly charges regardless of the length of the contract period, on the condition of future continuous use for at least two years.

In conjunction with the introduction in November 2007 of the new Value Course handset purchase method, NTT DOCOMO launched the Value Plan, a new rate plan available to customers that select the Value Course. The Value Plan, which is available to subscribers who purchase the 905i series and subsequent handsets, offers a basic monthly charge that is ¥1,680 lower than the charges under earlier plans (before other discounts; including consumption tax; not applicable for some plans).

In October 2008, NTT DOCOMO expanded Pake Hodai, a flat-rate packet communication service for i-mode, and launched Pake Hodai Double, which has variable monthly flat-rates ranging from ¥1,029 to ¥4,410, depending on the monthly usage (for i-mode use only). Also, with the goal of achieving greater customer satisfaction, the minimum basic monthly charges for Pake Hodai Double were reduced to ¥490 (including consumption tax) from ¥1,029 (including consumption tax).

NTT DOCOMO’s monthly flat-rates and usage rates in its mobile phone business are published on NTT DOCOMO’s website at http://www.nttdocomo.co.jp/english/. The information on NTT DOCOMO’s website is not incorporated by reference into this document.

For trends in ARPU and average monthly minutes of usage per unit (“MOU”) for mobile phone services, please see “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Mobile Voice Related Services.”

b. PHS Services

NTT DOCOMO’s personal handy-phone system, or PHS, services comprised wireless voice and data transmission services similar to NTT DOCOMO’s cellular services, but the PHS services were offered using a different technology and a different network. PHS was originally introduced by the NTT Personal group companies (“NTT Personal Group”) in July 1995. NTT DOCOMO took over the PHS business from NTT Personal Group in December 1998 and, since that time, NTT DOCOMO had implemented a variety of strategies to improve the performance of the PHS business. However, in response to rapid changes in business environment, such as penetration of inexpensive fixed rate services through ADSL and fiber-optic access, introduction of packet transmission fixed rate service for mobile phones, and greater transmission speed, NTT DOCOMO stopped accepting new applications for PHS services as of April 30, 2005, and terminated PHS services on January 7, 2008.

Please see the table under “—Principal Business Activities” regarding NTT DOCOMO’s PHS subscribers and its estimated market share.

IP/packet Communications Services

Operating revenues from IP/packet communications services accounted for 27.8% of NTT’s total operating revenues for the fiscal year ended March 31, 2009. These services are included partly in the regional communications business segment, in part in the long distance and international communications business segment, and in part in the mobile communications business segment.

IP/packet communications services included in the regional communications business segment include “FLET’S ISDN,” which runs on ISDN lines, “FLET’S ADSL,” which uses ADSL technology, “FLET’S Hikari,” based on optical fiber communications, and other fixed rate Internet access services, as well as high value-added services that run on FLET’S networks (leased circuit prefectural IP relay networks built by NTT East and NTT West which connect access services such as FLET’S Hikari and FLET’S ADSL to the Internet and other networks).

a. FLET’S ADSL

NTT East and NTT West began full-scale provision of FLET’S ADSL in December 2000. This is a fixed rate service with maximum download rates of 47 Mbps (for lines shared with telephones).

In the fiscal year ended March 31, 2009, continuing the trend from the previous fiscal year, the spread of fiber-optic access services and other factors led to a decline in the number of subscribers to FLET’S ADSL, which totaled 3,992 thousand as of March 31, 2009, a decrease of 664 thousand from the previous fiscal year.

b. FLET’S Hikari*

In August 2001, NTT East and NTT West began full-scale provision of B FLET’S.

In March 2008, FLET’S Hikari Next was launched.

As fiber-optic access services continued to expand in the broadband market, the number of fiber-optic access service subscriptions exceeded the number of digital subscriber line subscriptions in the first quarter of the fiscal year ended March 31, 2009. In addition, the market environment underwent substantial changes with the full-scale provision of triple play services (Internet, IP phone, video) and the emergence of new services that utilize information technology devices other than personal computers. Amid such a market environment, NTT Group expanded the service area for FLET’S Hikari Next, a service provided through the NGN that was launched in March 2008, and in October 2008, NTT Group launched FLET’S Hikari Next Business Type, a new service for enterprise customers, and otherwise endeavored to expand the range of services offered. To encourage more customers to subscribe to the FLET’S Hikari fiber-optic access service, NTT Group worked to increase sales by adopting a variety of discount plans for monthly fees and installation fees, launching a fiber-optic cabling system for small multi-unit dwellings in addition to the previously available fiber-optic cabling systems for multi-unit dwellings, launching FLET’S VPN Wide, a service that uses FLET’s Hikari to create simple, low-cost networks for highly-secure communications, and taking active measures in collaboration with local governments to expand service areas.

NTT Group also started offering FLET’S TV Transmission Service, which enables users to receive terrestrial digital broadcasts and Broadcasting Satellite (“BS”) digital broadcasts, and Hikari Soft Phone, which enables customers to use Hikari Phone from personal computers. NTT Group also launched a new series of information devices called Hikari Link, which promises a convenient, secure and comfortable lifestyle with the help of FLET’S Hikari. Through these measures, NTT Group worked on increasing sales of fiber-optic access services and worked to expand and achieve the widespread use of high-value-added services.

To improve customer service, NTT Group continued its measures to reduce lead times before the start of fiber-optic access services by determining installation dates for FLET’S Hikari on the spot and accepting applications and performing installations on weekends and holidays. NTT Group took additional measures to expand the use of fiber-optic access services by providing services that support customers’ peace of mind. Such measures included the launch of a “set-up service” for Internet connection and set-up of home computers and game consoles during FLET’S Hikari installation, and the launch of the FLET’S Virus Clear Remote Installation service to provide support for installation of the specialized software necessary to use the FLET’S Virus Clear network security service, as well as enabling direct connections from Hikari Phone and Hikari Phone Office Types to the Navi-Dial service, provided by NTT Communications, which has numbers beginning with the prefix 0570.

As a result of these efforts, the number of FLET’S Hikari subscriptions reached 11.13 million as of March 31, 2009. In addition, FLET’S Hikari ARPU continued the rising trend that began in the fiscal year ended March 31, 2008 due to higher sales of Hikari Phone services.

*	FLET’S Hikari includes B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT East and NTT West.

Charges for FLET’S Hikari Next by NTT East and NTT West are published on the following websites of each company:

NTT East:	http://www.ntt-east.co.jp/index_e.html
NTT West:	http://www.ntt-west.co.jp/index_e.html

The information on the websites of NTT East and NTT West are not incorporated by reference into this document.

For trends in subscriptions to “FLET’S ADSL” and “FLET’S Hikari” of NTT East and NTT West as well as trends in FLET’S Hikari ARPU, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—IP/packet Communications Services.”

IP/packet communications services handled by the long distance and international communications business include OCN, IP-VPN and frame relay.

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN, which is based on an IP network separate from the conventional telephone network, consists of routers and high-speed transmission networks. NTT mainly offers fixed rate plans for this service regardless of distance or connection time.

In the fiscal year ended March 31, 2009, NTT Communications conducted sales promotion activities with an emphasis on fiber-optic services such as OCN Hikari with FLET’S, and provided diverse services designed to meet customers’ demands such as the launch of high-speed mobile connectivity services in an effort to expand the OCN customer base. As a result of these efforts, OCN subscriptions as of March 31, 2009 reached 7,367 thousand. NTT Plala, Inc. worked to develop a variety of services, such as NGN IP retransmission of terrestrial digital broadcasts with Hikari TV, a high-quality video transmission service, and NHK-on-demand services and to expand high-definition programming. As a result, the number of subscriptions to Hikari TV surpassed 550,000 in March 2009.

NTT Communications provides high-speed, high-volume frame relay services under the name “Super Relay FR.” Super Relay FR was deployed as an economical multi-protocol data networking system, but the number of subscriptions has fallen since customers have increasingly migrated to less expensive IP communication services.

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” using multi-protocol label switching (“MPLS”). Subscriptions for Arcstar IP-VPN, the IP-based communications of choice for corporations, have been steadily increasing, as the service actively responds to customers’ ever-increasing needs for broadband and ubiquitous communications. In the fiscal year ended March 31, 2009, NTT Group strengthened its product lineup for corporate customers by, among other measures, becoming the first provider in Japan to offer a bandwidth guaranteed service level agreement (“SLA”), through GIGASTREAM Premium Ether, a part of GIGASTREAM, a high-quality, high-reliability, next-generation leased line service. In addition, NTT Communications launched Arcstar IP-VPN IPv6 Dual, an IP-VPN service using MPLS technology, which is Japan’s first commercial service fully compatible with IPv6.

For trends in subscriptions to NTT Communications’ IP/packet communications services, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—IP/packet Communications Services.”

IP/packet communications services handled by the mobile communications business segment include i-mode.

NTT DOCOMO’s i-mode service is a wireless Internet-access service. Using handsets compatible with NTT DOCOMO’s i-mode, subscribers may access the Internet by way of i-mode servers. In addition to the use of voice telephone services, the number of i-mode content providers is increasing and, as of March 31, 2009, there were 3,283 content providers (FOMA only) and 16,587 i-mode portal menu sites (FOMA only).

NTT DOCOMO’s i-concier service supports the day-to-day lives of individual customers, turning a mobile phone into a personal butler or concierge. It stores a variety of personalized data (information regarding locations where one lives and works, schedules, ToruCa*, phonebook, etc.), providing information relevant to those pre-registered locations at times and through delivery methods suited to a customer’s interests and preferences, automatically updating schedules and ToruCa data stored in the mobile phone, and adding to the phonebook helpful information such as store hours. i-concier service was launched in November 2008, and in April 2009, the number of subscriptions exceeded one million.

*	ToruCa is a service which makes it possible to download useful information to mobile phones such as restaurant flyers and promotional coupons—just like the paper-based cards distributed at restaurants.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 6.8% of NTT’s total operating revenues for the fiscal year ended March 31, 2009. This comprises sales by the regional communications business segment and the mobile communications business segment.

In the regional communications business segment, in order to capitalize on FLET’S Hikari to offer novel applications and products in a simple and convenient manner for customers, NTT East and NTT West initiated Hikari Link, a lineup of information devices for connecting to FLET’S Hikari, and launched the first device in the series, Hikari Photo Frame, in March 2009.

In the mobile communications business segment, NTT DOCOMO reorganized its handset lineup in November 2008, shifting from its existing lineup of mainly 90xi and 70xi series handsets to launch, in addition to its existing Raku-Raku Phone series, new handset series—the docomo STYLE series, docomo PRIME series, docomo SMART series and docomo PRO series—which are designed to be in line with changes in the market environment, such as the recent maturation of the mobile market and the growing diversification of user needs, and which are closely attuned to the values and lifestyles of individual mobile customers. Simultaneously, NTT DOCOMO also launched new services such as the i-concier service, which enables the provision and updating of information according to the user’s pre-registered locations and individual preferences; i-widget, which enables access to frequently used applications with the press of a button; and i-appli online for real-time remote gaming. Further, in August 2008, NTT DOCOMO began sales of Blackberry®*, which had only been available to corporate customers, to individual customers, and otherwise made efforts to expand NTT DOCOMO’s share of the smartphone market.

The number of mobile handsets sold in the fiscal year ended March 31, 2009 was 20,129 thousand, a decrease of 21.8% from the 25,739 thousand in the prior fiscal year. This was due primarily to the impact of new handset purchase methods which were introduced in November 2007 and the global economic downturn. For details on the new handset purchase method, please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results—Impact of the New Business Model on the Mobile Communications Business.”

*	“Blackberry” is a registered trademark of Research In Motion Limited.

System Integration

Operating revenues from system integration accounted for 11.6% of NTT’s total operating revenues for the fiscal year ended March 31, 2009. System integration is included in the long distance and international communications business segment and the data communications business segment.

In the long distance and international communications business segment, during the fiscal year ended March 31, 2009, NTT Communications accelerated the reorganization of business divisions by industry and business type, the improvement of the business processes and the enhancement of system engineering capabilities in enterprise services. In addition, as the ICT solution partner that solves customers’ management problems, NTT Communications directed its efforts towards offering customers high value-added solutions that meet their needs.

In the data communications business segment, in pursuit of being “number one in customer satisfaction”, NTT DATA implemented medium-term management policies including marketing reforms and development process reforms. NTT DATA also engaged in vigorous marketing activities and promoted the development of efficient systems geared towards obtaining orders for new systems and launching new services, while continuing to provide stable services for existing systems.

Capital Investments

NTT Group’s capital investments for the fiscal year ended March 31, 2009 are shown in the table below:

	Year ended March 31,
	2009	2009
	(in millions of yen)	(in millions of dollars)
Regional communications business	¥879,313	$8,972
Long distance and international communications business	140,057	1,429
Mobile communications business	737,606	7,527
Data communications business	180,068	1,837
Other services	208,020	2,123

Total	¥2,145,064	$21,888

The capital investment amount shown above is the amount, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “payments for property, plants, and equipment” and “acquisition of intangible and other assets.”

	Year ended March 31,
	2009	2009
	(in millions of yen)	(in millions of dollars)
Payments for property, plants, and equipment	¥1,411,979	$14,408
Acquisition of intangible and other assets	617,006	6,296
Total	2,028,985	20,704

Differential with capital investment amount	¥(116,079)	$(1,184)

Capital investment for each segment in the fiscal year ended March 31, 2009 was as follows:

In the regional communications business segment, with emphasis placed on improving customer service and making substantial reductions in costs, capital investments were directed to the expansion of the NGN service area and the expansion of the optical cabling system to apartment buildings with a focus on an even greater expansion of fiber-optic access services. For fixed-line telephone services and other mature services, NTT Group made efficient capital investments required to ensure and maintain the provision of high quality, stable universal service and make full use of existing facilities.

In the long distance and international communications business segment, NTT Group aggressively promoted service enhancements in growth areas and implemented capital investments focused on strengthening service competitiveness, expanding network capacity and reducing costs through simplification and quality improvements.

In the mobile communications business segment, NTT Group continued to improve the quality in its FOMA service area and increased its data capacity to meet an increase in traffic demand. NTT Group also made efforts to make capital expenditures more efficient and less costly by reducing procurement costs and introducing cost-effective equipment.

In the data communications business segment, NTT Group continued to make capital investments primarily in facilities relating to system integration services.

NTT Group records its physical plant assets as follows:

	As of March 31, 2009
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)					(in millions of dollars)
Regional communications business	¥3,831,814	¥436,837	¥1,013,727	¥384,100	¥5,666,478	$57,821
Long distance and international communications business	207,648	45,629	139,921	220,359	613,557	6,261
Mobile communications business	1,731,641	198,183	438,929	1,193,572	3,562,325	36,350
Data communications business	130,783	49,053	100,344	307,943	588,123	6,001
Other services	—	382,032	576,007	257,644	1,215,683	12,405

Total	¥5,901,886	¥1,111,734	¥2,268,928	¥2,363,618	¥11,646,166	$118,838

NTT Group forecasts about ¥2.02 trillion in capital investments for the fiscal year ending March 31, 2010, a decline of ¥125.1 billion compared with the previous fiscal year, despite the continued promotion of the expansion of the NGN service area. NTT Group expects to continue its efforts to control investment in existing regional IP networks and increase efficiency in its investment in the conversion to fiber-optic service. NTT Group expects FOMA-related investments to decline. The following is a breakdown of major items by segment:

	Year ending March 31,
	2010	2010
	(in millions of yen)	(in millions of dollars)
Total	¥2,020,000	$20,612

Breakdown (major items)
Regional communications business(1)	¥865,000	$8,827
Long distance and international communications business(2)	108,000	1,102
Mobile communications business(3)	690,000	7,041
Data communications business(4)	144,000	1,469

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DOCOMO (Consolidated)
(4)	Capital investment amount for NTT DATA (Consolidated)

The breakdown for each segment is as follows:

•	Regional communications business: ¥349 billion in voice transmission services, ¥120 billion in data transmission services, and ¥351 billion in leased circuit services.

•	Long distance and international communications business: ¥51 billion in voice transmission services, ¥19 billion in data transmission services, and ¥4 billion in leased circuit services.

•	Mobile communications business: ¥549 billion in mobile communications services, and other items.

•	Data communications business: ¥81 billion in data communications plant and equipment (including software), and other items.

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

After the transfer of certain business activities, NTT continues to exist and operates primarily as a holding company. The principal sources of NTT’s cash revenues consist of three categories. NTT receives:

•	dividends from its subsidiaries;

•	payments for providing management services through contracts with its subsidiaries; and

•	payments for its fundamental research and development activities through contracts with each of its subsidiaries which benefit from the research and development activities.

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets and conducting basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DOCOMO, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is to discuss with, or report to, NTT on certain fundamental business decisions relating to that company, including amendments to the Articles of Incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and establishment of business plans.

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, creating new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2009, NTT had 563 subsidiaries and affiliated companies.

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

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three types of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, commencing June 2007, NTT East accelerated the implementation of plans to consolidate various sites including “116” call centers by integrating bases, mainly in regional districts, and increased its reliance on outsourcing operations to group companies in its efforts to improve business efficiency.

In July 2006, NTT West modified its headquarters organization to provide specialized handling for broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties, and in conjunction with these developments consolidated its marketing, facility, and administrative subsidiaries. Furthermore, in July 2007, NTT West supplemented its existing corporate marketing divisions, which focus on medium-sized and larger companies, by establishing the Office Marketing Division at its head office to enhance the effectiveness of marketing activities and proposal-making capabilities targeting small- and medium-sized businesses and small office/home office businesses. In April 2008, anticipating an increase in demand for one-stop consulting and configuration and operational support services for customers’ home IT environments that are tailored to their individual needs and lifestyles, NTT West established six companies, including NTT West-Home Techno Kansai, and began marketing activities in July 2008.

Based on the document entitled “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), in the fiscal year ended March 31, 2007, NTT Group carried out a review of its upper layer businesses (which include Internet connection services, IP telephone services, video distribution services and portal services), and also reviewed its customer service structures for corporate customers in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; NTT Plala Inc. (formerly Plala Networks, Inc.), which provides Internet access services and video distribution services for TV; and On Demand TV K.K. (liquidated in December, 2008), which also provides video distribution services. NTT Group also revised its customer accounts system for services to corporate customers. Going forward, NTT East and NTT West are now responsible for customers requiring more locally oriented service, while NTT Communications is now responsible for such customers as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications. In March 2008, to increase business efficiency and provide more appealing services, NTT Group video distribution services for television were consolidated in NTT Plala Inc. and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

In July 2008, NTT DOCOMO reorganized its group structure to merge its eight regional subsidiaries, including NTT DoCoMo Hokkaido, Inc., into NTT DOCOMO with a goal of achieving “enriched and enhanced customer services”, “streamlined group management” and “faster decision-making” for the purpose of enhancing the speed and effectiveness of its operations.

The principal business activities of NTT Urban Development are real estate leasing and sale, along with management of office buildings. Akihabara UDX, construction of which was completed in March 2006, is a multipurpose building containing offices and commercial facilities, as well as IT centers. Serving a variety of functions, it has taken on a role as the nucleus of the development of Akihabara, as the district transforms itself into a global base for the IT industry. On November 4, 2004, NTT Urban Development was listed on the First Section of the TSE. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

Competition

The implementation of the Telecommunications Business Law in April 1985 introduced competition in the telecommunications service industry. As a result of subsequent deregulation, NTT Group faces competition in virtually all aspects of its business, including the regional communications business, long distance and international communications business, mobile communications business and data communications business segments.

As a result of acquisitions and affiliations among competitor companies, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment. In addition, competition with other carriers has intensified in the mobile communications market with the introduction of mobile number portability, and in the fixed-line communications business, the broadband sector is experiencing an increase in new entrants, business consolidations, and industry realignment.

NTT Group is moving aggressively with the development of its broadband businesses. In the broadband market, despite fiber-optic services being the center of demand, growth in the number of subscriptions in the overall broadband market has slowed due to the downturn in consumption related to the deteriorating economy, and intense competition among fiber-optic access, ADSL and CATV Internet services is expected to continue. In addition, new services such as the full-scale roll-out of triple play services that provide integrated Internet access, IP telephone services and video services, and the peripheral network business known as consumer-generated media, such as video sharing sites and social networking services, developed rapidly. The broadband market is continuing to undergo dynamic structural changes, including the expansion of SaaS*, cloud computing** and other new Internet-based services.

*	SaaS (Software as a Service) is a service that provides software through a network system.
**	Cloud computing is a service that provides various resources related to IT thorough a network system.

Under these business conditions, NTT Group worked to expand its broadband infrastructure, including fiber-optic services. FLET’S Hikari Next service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture. NTT Group proactively expanded the coverage area for FLET’S Hikari Next, and worked to expand and enhance services that capitalize on the unique characteristics of the NGN, such as Hikari TV. NTT Group also worked to enhance customer service by reducing lead times from application to the start of FLET’S Hikari fiber-optic access services and making efforts to enhance support services. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 11.13 million as of March 31, 2009.

The market for conventional fixed-line telephone services is shrinking as a result of declining traffic volumes due to the proliferation of mobile telephones and a rapid shift to optical and IP telephone services, and competition in base rates continues to be intense. A growing number of other carriers are using dry copper lines to provide direct subscriber telephone services and use of 0ABJ-IP telephone services (optical IP telephone services, etc.), which have high potential to serve as an alternative to fixed-line subscriptions due to the fact that they allow use of conventional fixed-line telephone numbers, grew in both the corporate and residential markets. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow any members of the general public to carry out direct exchange of information is being introduced.

Under such conditions, in the fixed-line intra-prefectural market, the number of subscribers to direct subscriber telephone services using dry copper lines reached 4.64 million (as of March 31, 2009), and the number of users of 0ABJ-IP telephone services reached 11.16 million (as of March 31, 2009). As a result of such shifts away from existing fixed-line telephone service, NTT East and NTT West experienced decreases in revenue from fixed-line telephone communication fees and base rates. In the inter-prefectural communications market, NTT Communications finds itself in competition with the traditional relay network businesses, direct subscriber telephone businesses that use dry copper lines, and IP telephone businesses.

In response to these developments, NTT Group is aiming to expand the use of its IP telephone service Hikari Phone, which offers the distinctive high quality of optical fiber access, with the number of subscriber channels for Hikari Phone reaching 8.01 million (as of March 31, 2009). It is expected that a rapid shift to Hikari Phone will result in decreased profitability for fixed-line telephone services. NTT Group projects that the effects on the fixed-line telephone business will be offset by expanded revenues from fiber-optic access services and broadband and ubiquitous services, as well as cost reductions associated with the use of IP networks. However, in the event that revenues from fiber-optic services and broadband and ubiquitous services do not grow as anticipated, or that one-time costs for the migration from the existing networks to the NGN are greater than anticipated, or the burden of maintaining multiple facilities for both the existing networks and the NGN does not decrease as anticipated, there is the risk of an effect on profitability.

Further, with regard to fixed-line telephone services, as direct subscriber telephone services using dry copper lines become more prevalent, NTT East and NTT West have made efforts to improve competitiveness by offering lower rates. These efforts include the lowering of base rates in January 2005 and the introduction of new discount services. Moreover, in March 2005, NTT East and NTT West have lowered their facility construction charges in order to address changes affecting the industry, including a decrease in the importance of financing investments for the purpose of the early establishment of telephone networks, and the need to respond to competitive pressure caused by the launch by competitors of direct subscriber telephone services that do not require an initial outlay for facility construction. In the fixed-line inter-prefectural market, NTT Communications continues to work to expand its sales through the provision of a service called PL@TINUM LINE & Sekaiwari that provides even greater discounts on international calls to promote sales of “PL@TINUM LINE,” a service with lower domestic, international, and mobile call rates. As a result, inter-prefectural MYLINE registrations have been increasing, reaching 77.5% as of the end of March 2009 (an increase of 2.5% over the previous year). With respect to the lowering of facility construction charges described above, some subscribers have called for or demanded a return of paid facility construction charges, and more such calls or demands can be expected going forward. However, NTT Group has not refunded such facility construction charges because, for fixed-line telephone and other services, customers pay a portion of the construction costs for telephone lines from city central offices to customers’ homes as a prepayment of monthly base rates, and NTT Group passes the benefit of these prepayments back to the customers by deducting the prepaid amounts received from customers from the costs of constructing the telephone lines, which allows it to offer reduced monthly base rates.

The mobile communications market is reaching saturation due to the increased mobile phone penetration rate, and the market environment is growing increasingly difficult due to such factors as increased competition among carriers to secure customers, competition through service improvements, and new market entry by MVNOs. In addition to the three principal cellular phone services providers in Japan, NTT DOCOMO Group,

KDDI Group and SoftBank Mobile, a new entrant, EMOBILE Ltd. (“EMOBILE”), arrived in March 2007, bringing the total number of providers to four. As of March 31, 2009, NTT DOCOMO Group had 54.60 million subscribers for its wireless services and 49.04 million subscribers for its FOMA services. Amidst the increasingly fierce competition resulting from the introduction of mobile number portability, as of March 31, 2009, the estimated market share was: 50.8% for NTT DOCOMO Group, 28.7% for KDDI Group, 19.2% for SoftBank Mobile, and 1.3% for EMOBILE.

The competitors of i-mode include “EzWeb” provided by the KDDI Group and “Yahoo!Keitai” provided by SoftBank. As with i-mode, both compete to diversify and create more sophisticated services allowing their users to watch movies, listen to music and download applications via the Internet. NTT Group expects increasing competition in these areas.

With regard to 3G services, in October 2001, NTT DOCOMO commenced W-CDMA services ahead of all other competitors. As of the end of March 2009, NTT DOCOMO 3G subscribers reached 49.04 million. Competition has become intense in the 3G market, with the KDDI Group providing a CDMA 2000 1x 3G service and SoftBank Mobile and EMOBILE using the same W-CDMA protocols as NTT DOCOMO. As of March 31, 2009, KDDI’s 3G had approximately 30.53 million subscribers and SoftBank Mobile’s 3G had approximately 18.65 million subscribers.

In the wireless data communication business, competition continues to intensify as EMOBILE increases the number of subscribers in its fixed rate data communication service. WiMAX and next generation PHS services were launched earlier in 2009, and NTT DOCOMO and other mobile carriers are planning the deployment of new, high-speed, mobile broadband network technology by implementing LTE from 2010. Further competition is expected to arise in the high-speed, wireless data communications business.

The software business, which is the focus of NTT DATA’s business, is expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their main focus to this business. Furthermore, information service companies in rapidly developing nations, such as India and China, are bringing about global competition.

Regarding risks associated with continued competition, please see “Item 3—Key Information—Risk Factors—NTT Group’s market share and revenues may suffer from competition.”

Regulations

General

The MIC is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DOCOMO are regulated by the MIC under the Telecommunications Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecommunications Business Law that opened the Japanese telecommunications services industry to competition came into effect. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

For more information on risks associated with regulations, please see “Item 3—Key Information—Risk Factors—Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.”

Review of the NTT Law

Amendments to the NTT Law were implemented in July 1999, under which NTT was reorganized as a holding company. The amended NTT Law provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more of the total number of issued Shares*, and restricts foreign ownership to less than one-third of the total voting rights of NTT’s Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister of Internal Affairs and Communications with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the minister prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the minister to engage in regional telecommunications services outside their service areas. Following the 2001 revision of the NTT Law, NTT East and NTT West can engage in businesses in regional telecommunication services utilizing their equipment, technology or employees; however, in such cases, they must obtain approval of the minister. In addition, NTT, NTT East and NTT West need the minister’s approval to: issue new shares (with certain exceptions) or issue bonds with stock acquisition rights; change the articles of incorporation; or merge or dissolve each company. Approval of the minister is also required for the appropriation of surplus (except disposition of loss) of NTT, and NTT East and NTT West need the minister’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the minister within three months after the end of its fiscal year. To carry out his or her supervisory function, the minister may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

*	Pursuant to the supplementary provisions of the NTT Law, at present, increases in the number of Shares due to certain new share issuances are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold. In addition, NTT Group’s business and management may be affected if the NTT Law is revised in the future.

In accordance with the Agreement of the Government and the Ruling Party, the Government and ruling parties agreed that NTT Group’s managerial structure should be reviewed in 2010 based on an evaluation of the status of broadband penetration and NTT Group’s medium-term management strategy, and that a conclusion should be reached promptly thereafter. Furthermore, the Japanese Cabinet stated in the Basic Policies for Economic and Fiscal Management and Structural Reform (Cabinet Decision of July 7, 2006) that, based on the Agreement of the Government and the Ruling Party, the Government should promote reform in the communications and broadcasting field in view of the global situation. However, it is unclear at this time which direction the discussions might take, or what effect the outcome of such discussions might have on NTT Group.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this annual report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	(NTT must own 100%)
Issuance of new Shares	Minister approval(1)(2)	Minister approval
Foreign ownership (percentage of voting rights)	Less than one-third	(NTT must own 100%)
Appointment of directors and corporate auditors	Minister approval Person without Japanese citizenship cannot be appointed	Non-Japanese cannot be appointed
Change to the articles of incorporation	Minister approval(3)	Minister approval
Appropriation of surplus (except disposition of loss)	Minister approval(1)	Unregulated
Business operating plan	Minister approval(1)	Minister approval(1)

(1)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance only when the total number of Shares which NTT is authorized to issue will be changed.

The Telecommunications Business Law

The Telecommunications Business Law gives the Minister of Internal Affairs and Communications the authority to regulate telecommunications companies.

Under the NTT Law, NTT East and NTT West are subject to regulation as telecommunications businesses responsible for providing nationwide telephone services. NTT Communications, NTT DOCOMO, and certain of NTT Group’s other subsidiaries, are also subject to regulation as telecommunications companies.

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

In addition, from the fiscal year ended March 31, 2007, the Minister of Internal Affairs and Communications has begun implementation of the “Competition Safeguards System”, the purpose of which is to periodically examine the validity of the scope of designated telecommunications facilities, the application of the regulation of prohibited activities and fair competition requirements (including those relating to regulatory approval procedures) applicable to NTT Group.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•

Notification to the Minister of Internal Affairs and Communications is required in cases where the index for rates for specified telecommunications services (telephone, ISDN, leased circuit services and others) provided by a telecommunications company that has Category I-designated facilities is at or below the standard rate index for which information is given by the minister; approval of the minister is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities subject to this requirement at present are NTT East and NTT West.

•

When fees relating to specified telecommunications services are set, notification is required to be made to the minister at least 14 days prior to implementation (seven days prior when it is clear that the rate index after rate changes is at or below the standard rate index).

On June 30, 2008, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2008. The index for voice transmission services (telephone and ISDN) was set at 92.7 (the same as for the previous year) for both NTT East and NTT West, and the index for leased circuit services was set at 87.2 (compared with 87.3 for the previous year) for NTT East and 87.6 (compared with 88.0 for the previous year) for NTT West, with a base index of 100.0 being the rates for these services at the reference time of April 1, 2000. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations. Since April 1, 2009, leased circuit services are excluded from Specified Telecommunications Services, and are no longer subject to price cap regulations.

Regarding the standard rate index for the year starting October 1, 2009, the index for voice transmission services (telephone and ISDN) is expected to remain unchanged, as was the case for the previous year. Since the actual rate index for both NTT East and NTT West is considered to be below the standard rate index, it is believed that there is no need for price reductions based on price-cap regulations.

Rates for NTT Group’s telephone and ISDN services are published on the following websites of NTT East and NTT West:

NTT East:	http://www.ntt-east.co.jp/index_e.html
NTT West:	http://www.ntt-west.co.jp/index_e.html

The information on the websites of NTT East and NTT West are not incorporated by reference into this document.

Interconnection Rates

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Type I designated telecommunications facilities, establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister of Internal Affairs and Communications) entered into with other carriers. Among other things, the minister’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by the MIC as the method for computing proper costs under efficient management. For details on revisions to the regulations of telephone and optical fiber line interconnection charges and changes in the rates, including their impact on NTT Group’s interconnection call revenues, please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results—Interconnection Rates.”

Use of NTT Group Telephone/Electricity Poles by Other Carriers

As the demand for optical fiber expands in Japan, it creates incentives to carriers other than NTT East and NTT West to install their own optical fiber lines. In this connection, the MIC has requested that NTT East and NTT West update their conditions and procedures for allowing other carriers to use the telephone/electricity poles of NTT East and NTT West to facilitate the installation of optical fiber on these poles.

The MIC established a panel in May 2005 to study the necessary changes and plans to hold discussions with NTT East and NTT West, certain other carriers and electric power companies that own the telephone/electricity poles. Trial implementations of streamlined procedures for the installation of optical fiber were carried out. Based on the results of those trials, the MIC amended its Guidelines concerning the Use of Telephone/Electricity Poles and Conduits, etc. of Public Utilities in April 2007.

Universal Service Fund

For details of the USF and its impact on NTT Group, please see “Item 5—Operating and Financial Review and Prospects—Factors Affecting the Company’s Financial Condition and Operating Results—Universal Service Fund.”

Other Regulatory-related Developments

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

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004; evaluations of dominance in the wireless communications market were made in the fiscal year ended March 31, 2005; and an evaluation centered on the fixed-line telephone market was made in the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007, the analysis centered on Internet connection services and network services for corporations, and in the fiscal year ended March 31, 2008, the analysis focused principally on mobile communications and a strategic evaluation of transactions among telecommunications operators and the effect of platform functions on competition. In the fiscal year ended March 31, 2009, other than the four areas (mobile communications, fixed-line telephone, Internet connection and network services for corporations), a strategic evaluation and analysis was undertaken on the effects of new services, such as fixed mobile convergence, on market competition. The results of this review are expected in the summer of 2009.

Administrative Advice/Decision and Revocation Suit Based on the Antimonopoly Law and Cease and Desist Order Based on the Law for the Prevention of Unreasonable Premiums and Misrepresentation Concerning Products and Services

In December 2003, the Japan Fair Trade Commission (the “Commission”) issued a warning with regard to the B FLET’S New Family Type service provided by NTT East. The Commission found that, while NTT East was using only one optical fiber per user in providing this service, it was setting interconnection rates for other carriers and also user rates for customers based on a facility configuration (point-to-multipoint architecture) that was not in fact being used, and that, as a result of this practice, NTT East was selling this service at user rates that were lower than the rates for one optical fiber. The Commission concluded that NTT East was effectively restricting competition by excluding other businesses, and it advised NTT East to stop this practice.

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision regarding NTT East, to the effect that the above acts relating to the provision of B FLET’S services by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it commenced an action to rescind the decision of the Commission in Tokyo High Court on April 26, 2007. The Tokyo High Court dismissed the action on March 29, 2009. Since NTT East did not agree with this decision, it made an appeal to the Supreme Court of Japan on June 11, 2009.

While the outcome of this proceeding at the Supreme Court of Japan is not determinable, NTT Group believes that even if the decision that such acts were in violation of the antimonopoly law is not rescinded, because the decision does not stipulate special measures to be taken against NTT East, there would be no material effect on NTT East’s business. However, no assurance can be given in this regard.

In addition, on July 15, 2008, the Commission issued to NTT East and NTT West a cease and desist order pursuant to Article 6, Paragraph 1 of the Act against Unjustifiable Premiums and Misleading Representations with respect to certain advertisements for Hikari Phone. This order applied to some of NTT East’s flyers, newspaper advertisements, leaflets and direct mailings for Hikari Phone service in the period from March 2007 through November 2007, and some of NTT West’s newspaper inserts and direct mailings for Hikari Phone service from February 2007 through August 2007. Because NTT East and NTT West have already implemented measures to correct their advertisement representations, including those matters highlighted by the Commission, NTT Group believes that this order will have no material effect on the business of NTT East and NTT West, but no assurance can be given in this regard.

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from the MIC to use radio frequency spectrum. Allocation of frequency spectrum is governed by the Radio Law and related statutes and regulations. As a recent trend in the allocation of frequency spectrum for mobile phones, MIC commenced accepting applications in April 2009 concerning the approval of plans for the establishment of specific base stations for the introduction of 3.9 generation mobile communications systems and specific base stations that use frequencies between 2,010 MHz and 2,025MHz. The applications for the approval of plans for the establishment of specific base stations for the introduction of 3.9 generation mobile communications systems are for those carriers who wish to be allocated band frequency of 10MHz x2 of 1.7GHz band and 35MHz x2 of 1.5GHz band. NTT DOCOMO submitted its application in May 2009 and the approval was granted in June 2009 with allocation of 15GHz x2 of 1.5GHz band.

Global Businesses

The international communications market is undergoing drastic changes and developments with the rapid advances in ubiquitous broadband technologies, the convergence of fixed and mobile services, and the collaboration between telecommunications and broadcasting services. In addition, as the activities of businesses and individuals become increasingly globalized, demand for integrated domestic-international ICT solutions is increasing. Asia remains an important market led by China and India, where mobile phone use is rapidly expanding. Emergent areas such as Russia and the Middle East also continue to present growth opportunities.

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

In the IP/data communications business, NTT Communications is promoting its global ICT solutions business by developing high value-added services which combine hosting and IT management services with NTT Communications’ international network services. In the global data center business, NTT Communications is focusing its efforts on the delivery of high-quality services by implementing procurement and quality control in an integrated fashion through its subsidiary, NTT International Communications. NTT DOCOMO is enhancing international roaming services through international alliances, particularly in Asia, and is providing corporate solutions centered on Japanese corporations residing overseas, while creating new revenue bases in the mobile communications business and related businesses. NTT DATA is increasing its capacity to respond to the needs of Japanese multi-national corporations as well as local businesses in the Americas, Europe and Asia, and is bolstering its offshore development systems in Asia.

Principal NTT Group global businesses are as follows:

(i)	NTT Communications

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Communications, Inc. (“Smart”), a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in Smart was 15% and totaled $123 million. In March 1999, NTT increased its investment in Smart to 37% through the purchase of Smart shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned Smart’s shares by NTT, reached an agreement with PLDT and FPC to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in Smart for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in capitalization. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing 7.2% of the common shares of PLDT after the exchange of shares.

In January 2006, NTT Communications, PLDT and FPC agreed that NTT Communications would sell half of its PLDT shares (approximately 12.63 million) to NTT DOCOMO for approximately ¥52.1 billion. This transaction was completed in March 2006, and NTT Communications’ ownership interest in PLDT became 7.0%. Subsequently, due to the conversion of outstanding convertible bonds of PLDT, and other factors, NTT Communications’ ownership interest in PLDT became 6.7%. See “—(ii) NTT DOCOMO” for a further discussion of NTT DOCOMO’s investment in PLDT.

Sri Lanka Telecom PLC. (“SLT”)

In August 1997, NTT signed a contract with the government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested $225 million in SLT, acquiring a 35.2% interest. At the reorganization, this investment was transferred from NTT to NTT Communications, and an NTT Communications executive was serving as Chief Executive Officer of SLT. Privatized in 1996, SLT is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

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

StarHub conducted an initial public offering on the Stock Exchange of Singapore in October 2004. Following the sale of a portion of its holdings in the IPO, NTT Communications’ equity in StarHub is currently 10.0%.

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

Verio Inc. (“Verio”)

In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications acquired a majority of the shares of Verio through a tender offer and the U.S. subsidiary of NTT Communications merged into Verio. The transaction was valued at approximately $5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including web hosting, e-commerce platforms and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

Verio underwent a restructuring of its United States and European businesses pursuant to which Verio Europe was made a subsidiary of NTT Europe in October 2005 and the global IP network business and leased circuit hosting business were transferred to NTT America in December 2005.

(ii)	NTT DOCOMO

Hutchison Telephone Company Limited (“HTCL”)/Hutchison 3G HK Holdings Limited (“H3G HK”)

In December 1999, NTT DOCOMO acquired a 19% equity interest in HTCL in Hong Kong for approximately US$410 million (approximately ¥42 billion at the date of investment) as part of its business alliance with Hutchison Whampoa Limited (“HWL”) with respect to the development of their mobile Internet services and 3G businesses in Hong Kong. In May 2001, NTT DOCOMO invested an additional US$30.44 million (approximately ¥3.7 billion at the date of investment) for a 6.4% increase in its equity stake in HTCL.

In July 2001, NTT DOCOMO agreed with HWL to separate the 3G entity from HTCL, and acquired a 25.4% equity interest in H3G HK, for approximately HK$303,190 (approximately ¥5 million at the date of investment).

In November 2002, NEC Corporation (“NEC”) acquired a 5% equity interest in both HTCL and H3G HK. As part of this transaction, NTT DOCOMO’s interest in both HTCL and H3G HK decreased from 25.4% to 24.1%. NTT DOCOMO currently holds a 24.1% equity interest in both HTCL and H3G HK.

HTCL launched its mobile Internet services in May 2000. In addition, H3G HK acquired a 3G license in September 2001 and launched 3G services in January 2004. H3G HK’s 3G license was transferred to HTCL in June 2005 and 3G services are provided by HTCL at present. In June 2006, NTT DOCOMO signed an i-mode license agreement with HTCL. Under this agreement, NTT DOCOMO provided the know-how, related technologies, and patent rights to HTCL for it to develop i-mode services, and HTCL’s i-mode services were launched in Hong Kong in May 2007.

Far EasTone Telecommunications Co., Ltd. (“Far EasTone”)

In February 2001, NTT DOCOMO invested approximately NT$17.1 billion (approximately ¥61.3 billion at the date of investment) for a 20% equity stake in KG Telecommunications Co., Ltd. (“KG Telecom”). KG Telecom was a mobile network operator which operated in Taiwan. In July 2001, NTT DOCOMO increased its equity stake in KG Telecom by purchasing new shares, thereby increasing its equity stake to 21.4%. The amount of NTT DOCOMO’s additional investment was NT$1.87 billion (approximately ¥6.7 billion at the date of investment).

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

In October, 2003, NTT DOCOMO agreed to a plan by KG Telecom to enter into a Share Purchase Agreement with Far EasTone, the third-ranked mobile network operator in Taiwan. Under the agreement, each KG Telecom share was converted into 0.46332 Far EasTone shares plus NT$6.72. As a result, KG Telecom became a 100% subsidiary of Far EasTone. Upon completion of the transaction, NTT DOCOMO became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

At that time, NTT DOCOMO also concluded a memorandum of understanding with Far EasTone to collaborate on the W-CDMA 3G and i-mode businesses in Taiwan. This merger enabled NTT DOCOMO to secure a more solid base in Taiwan and has continued to increase economic value via further development of i-mode services and the 3G business. Far EasTone began its i-mode service on the Global Packet Radio Service (“GPRS”) network in April 2004.

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

DOCOMO interTouch Pte. Ltd. (“interTouch”)

In December 2004, NTT DOCOMO invested US$70 million (approximately ¥7.3 billion as of the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers which supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.

In February 2007, NTT DOCOMO decided to reorganize the structure of the subsidiary group and make INTER-TOUCH PTE LTD (currently DOCOMO interTouch Pte. Ltd.), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly-owned subsidiary of NTT DOCOMO and the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte. Ltd. The plan, made in response to the inter-touch group’s rapid business growth, is intended to streamline the inter-touch group’s organizational structure and enhance operational efficiency. inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte. Ltd. was dissolved in March 2008.

In December 2007, interTouch reached agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire MagiNet for approximately US$150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, NTT DOCOMO carried out a capital increase in interTouch of US$191 million (approximately ¥21 billion). With this acquisition, interTouch became one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, with an annual total of 25 million users in 1,000 hotels in 63 countries across the world. In April 2008, NTT DOCOMO announced that the name of the company had been changed to DOCOMO interTouch Pte. Ltd. Going forward, under the DOCOMO brand, interTouch will endeavor to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers.

KT Corporation (“KT”)

In December 2005, NTT DOCOMO entered into an agreement with Korean mobile network operator KT Freetel Co., Ltd. (“KTF”) on a comprehensive strategic alliance including equity participation, under which NTT DOCOMO invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

Through this alliance, NTT DOCOMO provided technical support to KTF to deploy a nationwide W-CDMA network successfully. The alliance aimed to improve convenience for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of cellular services and to examine cost-saving opportunities, such as the joint handset procurements through the combination of NTT DOCOMO’s expertise in W-CDMA network operation and KTF’s service development capabilities. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible Universal Service Bus (“USB”) type terminals. In October 2007, as part of their joint business in the Business & Technology Cooperation Committee established by the two companies, the companies agreed to invest in the KTF-DOCOMO Mobile Investment Limited Partnership, a fund having KTBnetwork Co., Ltd. (“KTB”) as the asset manager, that invests in South Korean venture companies in mobile and IT related fields. In conjunction with this alliance, NTT DOCOMO invested KRW 13.5 billion (approximately ¥1.7 billion at time of investment, a 45% equity stake) in the fund.

In addition, in January 2009, in conjunction with the merger between KTF and the Korean fixed-line carrier KT, for the purpose of a strategic alliance with KT, NTT DOCOMO agreed to exchange 40% of its stake in KTF for KT common shares, and the remaining 60% for exchangeable bonds issued by KT. In June 2009 NTT DOCOMO acquired the above shares and exchangeable bonds, and its equity stake in KT became approximately 2.2%.

Philippine Long Distance Telephone Company

In January 2006, NTT DOCOMO entered into an agreement with NTT Communications, the Philippines telecommunications company PLDT and First Pacific Company Limited (“FPC”), PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, NTT DOCOMO purchased approximately 7.0% (approximately 6.8% of outstanding shares as of March 2008) of PLDT’s total common shares from NTT Communications, for approximately ¥52.2 billion and established a comprehensive business alliance with PLDT and its mobile network operator subsidiary SMART Communications, Inc. (“SMART”).

NTT DOCOMO developed a cooperative relationship with PLDT and SMART with the goal of developing W-CDMA services and the commencement of i-mode services in the Philippines as well as promoting international roaming services between Japan and the Philippines. As part of the tie-up, NTT DOCOMO concluded an i-mode license agreement with SMART in February 2006. In March 2008, i-mode services in the Philippines commenced.

Since March 2007, NTT DOCOMO has acquired PLDT shares in stages on the open market, acquiring for a total of approximately ¥98.9 billion approximately 7.5% of PLDT’s outstanding shares as of March 31, 2008; as a result, combined with NTT Communications’ PLDT shares, the NTT Group achieved a 20.9% stake in PLDT. With the recent acquisition of further shares, PLDT became an equity method affiliate of NTT. NTT DOCOMO has also designated two directors each to PLDT and SMART. Going forward, NTT DOCOMO will further strengthen its alliance with PLDT and SMART and make efforts directed towards joint consideration of services and technologies, enhancement of international roaming services, joint corporate social responsibility (“CSR”) activities, and joint international investments.

U Mobile Sdn. Bhd. (“U Mobile”)

In December 2007, to improve the environment of international roaming services in Malaysia and provide greater convenience to its customers, NTT DOCOMO agreed to acquire common shares representing 16.5% of the outstanding shares in U Mobile, a Malaysian mobile network operator. The acquisition was made through a third party allotment of shares, at a cost of US$100 million (roughly ¥11.0 billion at the time of investment), and was completed by NTT DOCOMO in March 2008.

Axiata (Bangladesh) Limited

In September 2008, NTT DOCOMO acquired a 30% stake in TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Dhaka, Bangladesh, for approximately US$350 million (approximately ¥37 billion). In addition, in November of the same year, NTT DOCOMO made an additional investment of approximately US$30 million (approximately ¥3 billion) to increase its stake in TMIB. Through these investments, NTT DOCOMO intends to participate in TMIB’s management and actively draw on its expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market. In May 2009, the company name was changed to Axiata (Bangladesh) Limited.

Tata Teleservices Limited (“TTSL”)

In November 2008, NTT DOCOMO reached an agreement on a capital alliance with Tata Sons Limited (“Tata Sons”), the holding company for India’s Tata group, and the Indian telecommunications carrier Tata Teleservices Limited (“TTSL”), which is a unit of Tata group. Pursuant to the terms of this agreement, NTT DOCOMO acquired approximately 26.5% of TTSL’s common shares for approximately 128.1 billion Rupees (approximately ¥252.3 billion) in March 2009. NTT DOCOMO also made a tender offer for shares of Tata Teleservices Maharashtra Limited (“TTML”), a TTSL affiliate, and acquired approximately 12.1% of TTML shares for a price of approximately 5.7 billion Rupees (approximately ¥11.1 billion) in March 2009. Through this strategic investment and alliance, the three companies are aiming to promote sustained growth, and to expand their business in the Indian market, which has high potential for rapid economic growth.

(iii)	NTT DATA

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

Vertex Software Pvt. Ltd. (“Vertex”)

In December 2007, NTT DATA acquired 68.7% of the outstanding shares of Vertex, a company located in India which provides offshore development services for companies in Japan and the United States. By acquiring Vertex’s management control and operating Vertex directly as a development center, NTT DATA aims to establish an offshore development structure on a global scale and to bolster development capabilities within the NTT Group through exchange of personnel and other measures.

itelligence AG (“itelligence”)

In January 2008, NTT DATA, through a tender offer carried out by its German subsidiary, acquired 87.4% of the outstanding shares of itelligence for a purchase price of approximately 130 million euros (approximately ¥21.1 billion). itelligence is a Germany-based company that provides system integration services globally. In February 2008, NTT DATA, through its German subsidiary, transferred part of its shares in itelligence to NTT Communications, resulting in NTT DATA and NTT Communications having a 77.2% and a 10.3% equity stake, respectively, in itelligence. NTT DATA, itelligence, and NTT Communications, joining forces as NTT Group members, aim to bolster their abilities to provide total ICT solutions to both European and global businesses.

Cirquent GmbH (“Cirquent”)

In October 2008, NTT DATA acquired, through a German subsidiary, 72.9% of the shares of Cirquent from BMW AG. NTT DATA is widely expanding its services by promoting cooperation with Cirquent, which has capacity to provide services to BMW AG and other major corporations in the manufacturing, finance, telecommunications and other industries.

(iv)	Other

NTT Vietnam Corporation

In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation (“VNPT”), jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The term of this license is for 15 years. During the first five years, a telephone network system of roughly 240 thousand lines was to be constructed. For the term of the license, NTT is to receive distributions of revenue from VNPT while providing technical support and managerial guidance relating to the telephone business. At the reorganization of NTT Group, this investment was transferred from NTT to NTT East.

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

As of March 31, 2009, the total balance sheet amount of NTT Group’s fixed assets was ¥37,617.3 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations) 39.1%; telecommunications service lines 37.1%; building and structures 15.3%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.) 4.7%; land 3.0%; and buildings under construction 0.8%.

NTT Group networks are continually being updated and are recognized as appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as Fiber To The Home (“FTTH”) and mobile communications business such as FOMA, as well as to increase the efficiency of its previous capital investments.

Research and Development

To promote the implementation of its new Medium-Term Management Strategy, “Road to Service Creation Business Group,” NTT has conducted research and development on basic technologies which will pave the way for the development of the sophisticated networks and new services that will in turn contribute to the creation of a ubiquitous broadband society. Commercialization of the results of research and development was effectively carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines. Also, NTT has been actively engaged in research and development on basic technologies for the future and in the global promotion of its technologies.

NTT has conducted research and development and provided technical support to its operating companies in support of the full-scale expansion of service areas for the NGN after its commercialization, including research to enhance the functionality and improve the operational capabilities of the NGN. As for fiber-optic access, among other things, NTT promoted research and development on small-radius, low-friction indoor fiber-optic cables, which are easier to install in pre-existing apartment buildings than conventional fiber-optic cables, contributing to the reduction of installation costs. Moreover, based on the actual results achieved and know-how gained through the operation of NGN services on a commercial basis, NTT has been promoting technologies related to the NGN and fiber-optic access abroad, and is actively engaged in the international standardization of advanced technologies.

NTT has actively engaged in a wide range of research and development activities targeted at commercializing new services for the NGN. Specifically, it has engaged in research and development on basic technologies for IPTV, a new fiber-optic-based video distribution service, and the results of this research are being used in the commercial services provided by NTT Plala Inc. Additionally, NTT has focused its efforts on the commercialization of SaaS. In this regard, NTT has promoted research and development on the basic technologies required to achieve the commercialization of SaaS products for the NGN that capitalize on the high-security, high-reliability features of the NGN, and has also moved ahead with alliances with domestic and overseas companies relating to the development of SaaS for the NGN infrastructure. Other research and development activities included digital signage, which enables the distribution of advertisements to discrete locations at specified time intervals.

NTT also engaged in research and development efforts relating to the ICT platform that supports the deployment of services. Among other things, as part of its efforts to develop environmentally-friendly data centers, NTT has been promoting research and development related to environmental technologies that contribute to the reduction of carbon dioxide emission by communication equipment and data centers, such as high-voltage DC feed and fixed oxide fuel batteries. In addition, NTT has engaged in research and development activities and supported the commercialization of technologies leading to new commercial opportunities, such as a new communications technology that exploits the surface electric field of the human body, and a technology that uses parts or fragments of music and video files on the Internet to identify the content of the work.

NTT has also continued to conduct research and development activities on numerous basic technologies that support NTT Group’s continuous development. These efforts include research and development in the following areas: realization of the world’s largest transmission volume and longest transmission distance with a view to developing the technologies required to support the massive-capacity fiber-optic networks of the future; and technologies for the development of ultra power-saving computers including semiconductor devices that perform calculations using minute vibrations and ultracompact, low power consumption optic bit memory.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During the consolidated fiscal year ended March 31, 2009, turmoil in the international financial markets gave rise to a global economic crisis and the Japanese economy underwent a rapid downturn including substantial drops in exports and production and declines in corporate profits and employment.

In the information and telecommunications fields, as the rollout of broadband and ubiquitous services progresses, the use of optical services is increasing in the fixed-line communications market and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications market, services and handsets are becoming more diverse and advanced while rate competition and entry into the market by new MVNOs are giving rise to increasingly fierce competition. Many other dramatic changes are occurring in conjunction with the increased use of IP, including the integration of and collaboration between fixed-line and mobile communications and communications and broadcasting services, and the creation of diverse new network-based businesses.

The effects of the intensification of competition and the economic downturn are also being felt within NTT Group, in areas such as orders for solutions services and sales of FLET’S Hikari services and mobile phone handsets. Under these difficult circumstances, NTT Group is working to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy adopted in May 2008 entitled “Road to Service Creation Business Group.”

In the fixed-line communications market, NTT Group expanded the coverage area for the NGN that is now being used to provide commercial services such as FLET’S Hikari Next as of March 2008, and worked to expand and enhance services that capitalize on the unique characteristics of the NGN, such as Hikari TV. NTT Group also took steps to enhance the quality of customer service, such as reducing the lead time between a customer’s application and the start of FLET’S Hikari service and enhancing support services. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 11.13 million.

In the mobile communications market, NTT Group deployed new mobile phone handsets tailored to customer preferences and lifestyles and offered new services that support customers’ day-to-day lives such as “i-concier”, which delivers information at times and through delivery methods suited to a customer’s interests and preferences. NTT Group continued its efforts to firmly establish business models tailored to changes in the market environment, including the new discount services and new handset purchase methods that were introduced during the previous fiscal year. NTT Group also worked to raise customer satisfaction by conducting a comprehensive review extending from customer relations to handsets and network structures. As a result of these efforts, the number of mobile phone subscriptions reached 54.60 million, of which 49.04 million are FOMA service subscriptions, accounting for 90% of all subscriptions.

With regard to services for corporate customers, NTT Group worked to provide high value-added solutions according to customer industries and business categories and to raise support capabilities adapted to the global business activities of its customers. In the area of SaaS, which reduces customer information system installation and operation burdens, NTT Group collaborated with its business partners to develop safe and secure SaaS platforms and provide a wide range of services.

In its global businesses, NTT Group used its comprehensive capabilities to provide ICT solutions. Overseas business sites were expanded, acquisitions of interests in SI businesses in Europe and the Americas were made to provide solution services and data centers were improved. With respect to international roaming services for mobile phones, the lineup of compatible handsets was expanded and tie-ups with overseas carriers were strengthened to increase the number of countries and territories where services are offered and to provide more convenient services.

In addition, NTT Group is working in concert to undertake CSR activities intended to contribute to the sustainable development of society. NTT Group has positioned the prevention of global warming as a top-priority of its environmental agenda, and is implementing a variety of measures to reduce carbon dioxide emissions from the business activities of individual group companies and, through the provision of goods and services, to reduce carbon emissions of society as a whole. “Green NTT,” a policy encouraging the development and use of clean energy such as solar power, was launched in May 2008, and NTT Green LLP was established in August 2008 through joint investments by individual group companies to promote solar power generation.

As a result of these efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2009 were 10,416.3 billion yen (a decrease of 2.5% from the previous fiscal year) and consolidated operating expenses were 9,306.6 billion yen (a decrease of 0.7% from the previous fiscal year). Consolidated operating income was 1,109.8 billion yen (a decrease of 14.9% from the previous fiscal year), consolidated income before income taxes was 1,105.2 billion yen (a decrease of 16.4% from the previous fiscal year), and consolidated net income was 538.7 billion yen (a decrease of 15.2% from the previous fiscal year).

Factors Affecting the Company’s Financial Condition and Operating Results

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

The subsequent shift from dial-up access to ADSL access services brought about a significant decline in communication traffic, and in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that NTS costs (Non-Traffic Sensitive costs; costs which do not vary according to communication traffic) would be gradually removed over five years from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). As a result, the interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2008 were set at GC interconnection charges of ¥4.69 (a decrease of approximately 7.1% from the previous fiscal year) and IC interconnection charges of ¥6.55 (a decrease of approximately 4.2% from the previous fiscal year) (in each case for three minutes).

With respect to the treatment of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that for interconnection charges for the three years commencing with the fiscal year ended March 31, 2009, the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would be reintroduced in stages as interconnection rate costs (September 2007 report of the Telecommunications Council). However, the interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2009, were set at GC interconnection charges of ¥4.53 (a decrease of approximately 3.4% from the previous fiscal year) and IC interconnection charges of ¥6.41 (a decrease of approximately 2.1% from the previous fiscal year) (in each case for three minutes). As a result, interconnection charge revenues declined for NTT East and NTT West for the fiscal year ended March 31, 2009.

The interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2010 were set at GC interconnection charges of ¥4.52 (a decrease of approximately 0.2% from the previous fiscal year) and IC interconnection charges of ¥6.38 (a decrease of approximately 0.5% from the previous fiscal year) (in each case for three minutes). As a result, interconnection charge revenues for NTT East and NTT West for the fiscal year ending March 31, 2010 are also expected to decline from the prior fiscal year.

Optical Fiber Line Interconnection Charges

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”).

With regards to the calculation of subscriber optical fiber interconnection charges, in order to enable more customers to enjoy optical broadband services, NTT Group intends to employ a forward-looking cost method that accounts for prospective demand expansion and greater efficiency in facility costs for the three-year computation period, from the fiscal year ended March 31, 2009 through the fiscal year ending March 31, 2011. NTT Group received approval for this method on June 24, 2008. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year and onwards, the difference between the actual revenue from interconnection charges and anticipated cost, which should eliminate the risk of unrecoverable amounts so long as actual costs do not exceed anticipated costs.

With regards to the issue of setting per-unit interconnection charges for optical bifurcated lines in a passive optical network (“GE-PON” (Gigabit Ethernet-Passive Optical Network), a point-to-multipoint fiber to the premises network architecture in which unpowered optical splitters are used to enable a single optical fiber to serve multiple premises) system, in the deliberations of the Telecommunications Council that started in the Fall of 2007 there were a large number of requests for provision of optical bifurcated lines by other carriers in discussions relating to the regulation of interconnection rules for the NGN, and the debate continued over a number of sessions. In its report dated March 27, 2008, the Telecommunications Council concluded that it would be appropriate to reconsider this issue after reviewing future changes in the market environment and the technologies relating to point-to-multipoint architecture. Depending on future technological changes, this debate may be revived, and the direction and effects of any such review on NTT Group remain uncertain at this time.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law.

Subsequent to the establishment of the USF in June 2002, as other carriers started to use dry copper lines to provide direct subscriber telephone services, competition intensified for conventional fixed-line telephone services. As a result, the USF system was amended, and NTT East and NTT West received an aggregate of ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number).

It was initially anticipated that the amount of subsidies from the fund would rise each year as NTS costs were set to be removed in stages over the five years subsequent to the fiscal year ended March 31, 2006 from interconnection rate costs and recovered through base rates for universal service telephones. Accordingly, it was initially assumed that the costs paid by users would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, the Telecommunications Council deliberated restricting the increase in USF-related costs paid for by users, in the fiscal year ended March 31, 2009. The Telecommunications Council indicated its determination that it would be appropriate to maintain the per phone number cost for universal service at roughly the same level as the previous fiscal year (¥7 per month per phone number) for the fiscal year ended March 31, 2009 and for the three years thereafter, to recover the resulting cost burden of decreased subsidies from NTT East and NTT West and to recover NTS costs from other carriers in a fair and equitable manner (i.e., as a portion of transmission line costs between a feeder point remote terminal and GC). As a result, the unit cost per phone number for the fiscal year ended March 31, 2009 was set at ¥6 per month and the amount of subsidies paid from the USF for the fiscal year was approximately ¥13.6 billion. The unit cost per phone number for the fiscal year ending March 31, 2010 has been set at ¥8 per month, and the amount of subsidies from the USF for the fiscal year is expected to be approximately ¥18.0 billion.

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

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2010 and beyond, focusing on the design of a specific system for Phase 1. Modifications of the USF system were made on the basis of an assumption that the current structure will be maintained between the fiscal years ending March 31, 2010 and March 21, 2012. In particular, subsidies were adjusted by adding the number of subscriptions transferred to fiber-optic IP telephony services. This was because, under the current structure, the amount of USF subsidies would decrease due to progressive migration of users to IP services, through a decrease in subscriptions for fixed-line telephone services and a significant increase in subscriptions for fiber-optic IP telephony services. According to the Telecommunications Council, subsidies are expected to be in amounts ranging from ¥14.0 to ¥15.0 billion.

Measures to Strengthen Competitiveness in the Mobile Communications Business

In the mobile communications market, during the fiscal year ended March 31, 2007, due to expanded discount services and expanded application of fixed rate packet transmission plans, ARPU continued to decline. This decline was offset by an increase of subscribers and the recognition as revenue of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that had been projected to expire, resulting in a slight increase in mobile telephone revenues. In addition, the introduction of mobile number portability led to an increase in handsets sold and thus an increase in handset sales revenues. For these reasons, the mobile communications business segment saw operating revenues increase 0.5% over the previous fiscal year, reaching ¥4,788.1 billion.

In the fiscal year ended March 31, 2008, while revenues in handset sales increased with the introduction of a new handset purchase method called “Value Course” in November 2007, revenues from mobile voice related services decreased as a result of the introduction of new discount services such as “Fami-wari MAX 50” and

“Hitoridemo Discount 50,” and due to the recognition as deferred income in the fiscal year ended March 31, 2007 of the portion of “Nikagetsu Kurikoshi” (two-month carry over) allowances that had been projected to expire. As a result, operating revenues in the mobile communications business segment decreased 1.6% from the previous fiscal year, to ¥4,711.8 billion.

During the fiscal year ended March 31, 2009, NTT DOCOMO revamped the NTT DOCOMO brand and declared four “New DOCOMO Commitments” that express a vision for NTT DOCOMO’s transformation in April 2008. In November 2008, the handset lineup was modified to include four new series, and with the introduction of Mobile Number Portability, significant improvement was made to stem the decline in subscribers. As a result, the number of net new subscriptions showed signs of recovery. Meanwhile, handset sales in unit terms decreased as the use of new handset purchase methods introduced during the previous fiscal year became established. Furthermore, due to factors such as a continued decline in ARPU as a result of a rising ratio of subscriptions with new discount services and a drop in access charge income from other providers, operating revenues in the mobile communications business segment fell 5.6% from the previous fiscal year to ¥4,448.0 billion.

In the fiscal year ending March 31, 2010, as changes in the economic environment begin to have an impact on the decline in handset sales in unit terms, it is expected that the impact of revenue reductions resulting from the further spread of the new discount services will continue to offset the effect of increasing revenue associated with higher packet communications revenue and the mild growth in subscriptions. As a result, mobile telephone revenues are projected to decline from the previous fiscal year’s level.

Impact of the New Business Model on the Mobile Communications Business

In November 2007, NTT DOCOMO terminated its handset sales incentives program, which constitutes a part of the commissions paid to resellers, and introduced a new handset purchase method, “Value Course”, and a new discount rate plan, “Value Plan.” Securing subscribers through low-priced handset sales using a handset sales incentive program was a business model suitable for expanding the subscription base during a period of growth, but now that the market has matured, this subscription strategy raises several issues such as the lack of cost transparency, cost unfairness among subscribers depending on their handset usage periods, and costs associated with sales decreasing the profits of mobile communications providers.

Value Course is a purchase method in which subscribers pay the costs of purchasing handsets without discounts from a handset sales incentive program but enjoy the Value Plan which is a plan with reduced basic monthly charges. When a subscriber chooses the installment payment option, NTT DOCOMO pays for the handset on behalf of the customer and directly bills the subscriber for the handset costs, together with monthly communication charges, over the installment payment period. Because income associated with handset sales is recognized at the time of delivery to sales agencies, handset payments to sales agencies on behalf of customers and collection of handset payments from subscribers have no impact on revenues. Although NTT DOCOMO concurrently introduced Basic Course, in which markdowns on handset sale prices are directly offered by NTT DOCOMO to subscribers but basic monthly charges are not discounted, the rate at which customers buying new models choose the Value Course has remained above 90% and Value Course customers exceeded 20 million as of March 31, 2009. In August and September 2007, NTT DOCOMO introduced “Fami-wari MAX 50,” “Hitoridemo Discount 50” and “Office-wari MAX 50” (collectively, “new discount services”) that offer subscribers an immediate 50% discount on basic monthly charges, when committing to a two-year contract, and these new discount services accounted for more than 60% of all contracts as of March 31, 2009. Through the introduction of these new handset purchase methods and new discount services, NTT Group will endeavor to win longer contracts from existing subscribers and reduce customer turnover.

Although the fiscal year ended March 31, 2009 saw an increase in the number of mobile phone subscriptions, mobile phone revenues for the fiscal year decreased due to a decline in ARPU resulting from the widespread adoption of Value Course and the new discount services. At the same time, even though the number of handsets sold to sales agencies decreased, the introduction of Value Course led to a decline in handset sales commissions deducted from handset equipment sales revenues, thus resulting in an increase in handset equipment sales revenues. The increase in handset sales revenues was not enough, however, to offset a decrease in mobile phone revenues, and operating revenues attributable to NTT Group’s mobile communications business segment fell. Meanwhile, operating expenses decreased more sharply than the drop in operating revenues. This was due in part to a decline in handset equipment costs associated with lower handset sales in unit terms and the drop in costs associated with sales in conjunction with the widespread adoption of Value Course. Consequently, operating income attributable to NTT Group’s mobile communications business segment increased.

Overseas Investments

In the fiscal year ended March 31, 2008, NTT DOCOMO purchased additional shares in the Philippines telecommunications company PLDT in order to strengthen its partnership with PLDT and its subsidiary Smart Communications, Inc. and to promote joint studies of services and technology. This additional investment by NTT DOCOMO was made at a cost of ¥91.4 billion, giving NTT DOCOMO a 14.2% ownership interest in PLDT. Including the PLDT shares held by NTT Communications, NTT Group now has a 20.9% equity stake in PLDT, as a result of which PLDT is now an affiliated company of NTT accounted for by the equity method of accounting. This change to equity method accounting for NTT Group’s stake in PLDT resulted in ¥6.3 billion being recorded on NTT Group’s consolidated statement of income for the fiscal year ended March 31, 2009 as “equity in earnings of affiliated companies.”

In November 2008, NTT DOCOMO reached an agreement on a capital alliance with Tata Sons, the holding company for India’s Tata group, and the Indian telecommunications carrier TTSL, which is a unit of Tata group. Pursuant to the terms of this agreement, NTT DOCOMO acquired approximately 26.5% of TTSL’s common shares for approximately 128.1 billion Rupees (approximately ¥252.3 billion) in March 2009. NTT DOCOMO also made a tender offer for shares of TTML, a TTSL affiliate, and acquired approximately 12.1% of TTML shares for a price of approximately 5.7 billion Rupees (approximately ¥11.1 billion) in March 2009. Through this strategic investment and alliance, the three companies are aiming to promote sustained growth, and to expand their business in the Indian market, which has high potential for rapid economic growth.

Sale of Underutilized Real Estate

To improve asset efficiency, NTT Group has been moving forward with the sale of underutilized real estate. In the fiscal year ended March 31, 2007, consolidated non-operating income of ¥60.1 billion was recorded through such sales by NTT East and NTT West. NTT Group continued to move forward with the sale of underutilized real estate during the fiscal years ended March 31, 2008 and 2009. Consolidated non-operating income of ¥58.5 billion was recorded through such sales by NTT East and NTT West in the fiscal year ended March 31, 2008 and ¥78.2 billion was recorded through such sales by NTT East and NTT Communications in the fiscal year ended March 31, 2009.

Buy-back of Company Shares

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

At the ordinary general meeting of the shareholders held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors and to permit the sale by NTT of fractional Shares to its shareholders upon the request of holders of fractional Shares. During the fiscal year ended March 31, 2007, NTT purchased and sold fractional Shares to fulfill requests by holders of fractional Shares. As a result, the number of outstanding Shares as of March 31, 2007 was reduced to 13,819,669.

At the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the periods between December 1, 2007 and December 28, 2007 and between March 1, 2008 and March 24, 2008, NTT acquired 178,698 Shares at an aggregate cost of ¥94,429 million. As a result of these transactions, together with the purchase by NTT of its Shares acquired to fulfill requests for purchase of fractional Shares, the number of outstanding Shares as of March 31, 2008 was reduced to 13,638,738.

In connection with the implementation of the new electronic central clearing system for shares of listed companies on January 5, 2009, NTT, pursuant to a resolution of its board of directors adopted on May 13, 2008, carried out a 100-for-1 stock split in order to convert any fractional shares into full Shares with an effective date of January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system (please see “Item 10—Additional Information—Description of Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the new electronic central clearing system and the stock split). At the same board of directors’ meeting, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares (equivalent to 45,000,000 Shares after the stock split) from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split on January 4, 2009, the maximum number of Shares to be repurchased pursuant to this resolution was adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split.

Pursuant to this resolution, NTT repurchased 341,307 Shares of its common stock at an aggregate cost of ¥169.767 billion from June 27, 2008 to August 20, 2008 and from December 1, 2008 to December 22, 2008. After the stock split described in the preceding paragraph, NTT repurchased 6,386,800 Shares of its common stock at an aggregate cost of ¥30.232 billion from January 5, 2009 to January 14, 2009. None of these Shares were purchased from the Minister of Finance. As a result of the stock split and these stock repurchases, together with the purchase and sale by NTT of fractional Shares and Shares constituting less than one whole unit to fulfill requests by holders of fractional Shares or Shares constituting less than one whole unit, the total number of outstanding Shares as of March 31, 2009 was 1,323,276,733.

Transfer of the Substitutional Portion of the Employee Pension Fund

In September 2003, NTT Welfare Pension Fund (NTT Kosei Nenkin Kikin) (“Employee Pension Fund”) received approval from the Minister of Health, Labor and Welfare, pursuant to the Law Concerning Defined Benefit Corporate Pension Plans, for relief from its future obligations to disburse the plan benefits representing the substitutional portion of the Employee Pension Fund. In July 2007, the Employee Pension Fund received approval from the Minister of Health, Labor and Welfare for the transfer of the past obligations to the Government, and the Employee Pension Fund converted to NTT’s corporate defined benefit pension plan, NTT Kigyou-Nenkin-Kikin (“NTT Corporate Defined Benefit Pension Plan”). The transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets to the Government was completed in February 2008. As a result of the foregoing, a ¥317,556 million “Gain from transfer of substitutional portion of Employee Pension Fund” was recorded as a reduction in operating expenses in the consolidated statement of income for the fiscal year ended March 31, 2008.

Consolidation of UDX TMK (tokutei mokuteki kaisha)

In March 2008, NTT Urban Development acquired an additional 10% of the preferred equity shares of UDX TMK, a special purpose company established to develop property located in front of Akihabara Station. As NTT Urban Development holds 60% of the preferred equity of UDX TMK and became the primary beneficiary of UDX TMK, UDX TMK was consolidated as a variable interest entity (“VIE”). In March 2009, NTT Urban Development acquired an additional 6% of the preferred equity shares of UDX TMK, raising its holding of the preferred equity to 66%.

As a result, approximately ¥200 billion in total assets of this VIE were recorded in NTT’s consolidated balance sheet as of March 31, 2009.

Plans of NTT East and NTT West to Update Old Equipment

Due to the implementation by NTT East and NTT West of plans to update a portion of their telecommunications equipment, such as old telephone switchboards, operating expenses, including depreciation costs for the fiscal year ended March 31, 2008 increased by ¥53.5 billion compared to the base value in the prior fiscal year.

Accelerated Deprecation of NTT DOCOMO’s mova Assets

Given the decline in subscribers to the second-generation mobile phone (mova) service, NTT DOCOMO plans to terminate mova services on March 31, 2012, and to concentrate its resources on the third-generation mobile phone (FOMA) service. In accordance with this plan, NTT DOCOMO started reducing the estimated useful lives of long-term mova assets in the fiscal year ended March 31, 2009. As a result, operating expenses (depreciation charges) for the fiscal year ended March 31, 2009 increased approximately ¥60 billion. NTT DOCOMO will continue to encourage mova customers to switch to FOMA services.

The Impact of the Global Economic Downturn

The Japanese economy weakened rapidly amid the global economic recession. There are signs of a decline and suspension of production resulting from adjustments to prior excess inventory and the risk of further economic decline is still apparent in the decline in personal consumption due to the deterioration of employment and in the effect of the prolonged economic recession and other factors. As a result, it is expected that the economy may continue to worsen.

The information and telecommunications fields have also been affected by the slowdown in consumer spending and reduction in corporate capital investment. While the information services industry is seeing demand for system investments directed at augmenting security measures and compliance-related systems, the slowdown in software investment is worsening as IT investments in new projects are being curbed and service unit prices are falling. Moreover, demands by customers for lower prices, speedier deliveries and higher quality are growing even stronger.

While it is difficult to quantify the impact which the economic environment has had on NTT Group’s results of operations for the fiscal year ended March 31, 2009, it is believed that the economic down-turn has affected NTT Group’s businesses to a measurable degree, with the impact being manifested in various ways including a deterioration in profits from the systems integration business for corporate customers, an increase in doubtful accounts expenses in the finance business due to a rapid increase in bankruptcies caused by the credit crunch, the slowing of the real estate market and increased write-downs in the residential property sales business and on inventory assets, and an increase in write-downs of a portion of owned marketable securities due to the decline in the stock markets.

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for fair value measurements of financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. SFAS 157 also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued the FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” and delayed the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. NTT Group elected a partial deferral of SFAS 157 under the provision of FSP FAS 157-2 related to the measurement of fair value of nonfinancial assets and nonfinancial liabilities such as long-lived assets and goodwill.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of the FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the fiscal year ended March 31, 2009.

Disclosures about Derivative Instruments and Hedging Activities

Effective January 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedging activities have on an entity’s financial position, financial performance, and cash flows. The additional SFAS 161 disclosures about NTT Group’s use of derivatives and hedging activities are included in Note 21 to the consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

Effective November 15, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the hierarchy of generally accepted accounting principles explicitly and directly applicable to the preparers of financial statements, a step that recognizes the preparers’ responsibilities for selecting the accounting principles for their financial statements. The adoption of SFAS 162 did not have an impact on the results of operations or the financial position of NTT Group.

Recent Pronouncements

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R established principles and requirements regarding the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin (“ARB”) No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the presentation that noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. SFAS160 also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 will have an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, management does not believe the adoption of SFAS 160 will have a material impact on the results of operations or financial position of NTT Group.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60.” SFAS 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of NTT Group.

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

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2007, 2008 and 2009 were ¥2,097.3 billion, ¥2,161.9 billion and ¥2,139.2 billion, respectively. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2007, 2008 and 2009 were ¥3.6 billion, ¥5.0 billion and ¥4.3 billion, respectively.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment by reporting unit that is either at the operating segment level or one level below such segment, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. The determinants used for the fair value measurement include quoted market prices, management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives and if the fair value is less than the carrying amount of goodwill, an impairment loss is recognized for the difference between the carrying value of the goodwill and its implied fair value. NTT Group has determined that no intangible assets have indefinite lives. NTT Group’s total “Goodwill and other intangible assets impairments” in the fiscal years ended March 31, 2007, 2008 and 2009 were ¥15.8 billion, ¥2.9 billion and ¥9.2 billion, respectively.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group recognizes an impairment loss when the decline in value below the carrying amounts of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below carrying value, the length of time the value has been below the carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations,

NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2007, 2008 and 2009 were approximately ¥9.0 billion, ¥25.0 billion and ¥65.0 billion, respectively. While NTT Group believes the carrying values of its equity method and cost method investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately (2.2)% (including gain on transfer of the substitutional portion of the Employee Pension Fund) and 1.2% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2008 and 2009, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilize certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2009, the total amount of net actuarial loss was ¥679.8 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the market-related value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For the fiscal years ended March 31, 2008 and 2009, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 45.0%, 25.0%, 10.0%, 15.0% and 5.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 61.5%, 17.9%, 7.6%, 10.3% and 2.7% (weighted-average) of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2009, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2008 and 2009 were approximately (7)% and (14)%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.2% as of March 31, 2008 and of 2.3% as of March 31, 2009. In determining the benefit obligations, NTT Group used a discount rate of 2.3% as of March 31, 2008 and of 2.2% as of March 31, 2009. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2009:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	- /+ 210.0	+ /-8.0	+ /-130.0
50 basis point increase / decrease in expected return on assets	—	- /+ 11.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. A one percentage point change in the effective tax rate would increase or decrease income tax expense by approximately ¥24.5 billion.

NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period such judgment is made. As of March 31, 2009, NTT Group had gross deferred tax assets of ¥1,718.5 billion, which included a valuation allowance of ¥248.5 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized.

Results of Operations

The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008

Operating revenues in the fiscal year ended March 31, 2009 declined 2.5% from the previous fiscal year to ¥10,416.3 billion. Despite an increase in IP-related revenues due to an increase in the number of FLET’S Hikari subscriptions, an increase in system integration revenues due to the expansion of consolidated subsidiaries in the data communications business segment as well as an increase in communication handset sales revenues associated with the introduction of new handset purchase methods in the mobile communications business segment, these increases were insufficient to offset the decline in fixed voice related service revenues and mobile voice related service revenues, resulting in a decrease in revenues overall.

Operating expenses in the fiscal year ended March 31, 2009 decreased by 0.7% from the previous fiscal year to ¥9,306.6 billion. This was due in part to the expiration of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund that was recorded in the fiscal year ended March 31, 2008, and also due to lower sales commissions resulting from the introduction of new handset purchase methods and a decline in handset costs resulting from lower handset unit prices caused by lower handset sales volumes to distributors in the mobile communications business segment, as well as extensive Group-wide efforts to reduce costs.

As a result, operating income in the fiscal year ended March 31, 2009 was ¥1,109.8 billion, a decline of 14.9% from the previous fiscal year.

Non-operating items in the fiscal year ended March 31, 2009 decreased ¥22.3 billion from the previous fiscal year to losses of ¥4.6 billion. An increase in gains on sales of fixed assets over the previous fiscal year was more than offset by an increase in the write-off of investments in securities.

As a result, net income before income taxes in the fiscal year ended March 31, 2009 decreased by 16.4% from the previous fiscal year to ¥1,105.2 billion. Net income in the fiscal year ended March 31, 2009 decreased by 15.2% to ¥538.7 billion.

Operating revenues for the fiscal year ended March 31, 2009 are summarized as follows:

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

In addition, segment information is provided for NTT Group’s following five segments: regional communications business, long-distance and international communications business, mobile communications business, data communications business and other businesses. (Please refer to Note 16 to the Consolidated Financial Statements.)

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2009 decreased by 8.8% from the previous fiscal year to ¥2,581.0 billion, accounting for 24.8% of total operating revenues. NTT Group’s fixed voice related services include a portion of telephone subscriber services, ISDN services, conventional leased circuits, high-speed digital circuits, and ATM circuits from the regional communications segment and the long-distance and international communications business segment.

Regional Communications Business Segment

With respect to telephone subscriber services, migration to optical IP telephony continued to progress, and competition continued to intensify with mobile phone services, direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators. As a result, fixed-line telephone subscriptions decreased by 3,259 thousand, falling to 36,361 thousand subscriptions as of March 31, 2009.

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2009 fell to 5,724 thousand (each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions), a decrease of 689 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2007	2008	2009
	(in thousands)
(NTT East)
Telephone subscriptions	21,392	19,566	17,983
ISDN subscriptions*	3,726	3,339	2,984
INS-Net 64	3,363	2,993	2,669
INS-Net 1500	36	35	31

(NTT West)
Telephone subscriptions	21,951	20,054	18,378
ISDN subscriptions*	3,426	3,075	2,740
INS-Net 64	3,216	2,878	2,565
INS-Net 1500	21	20	18

*	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber line ARPU in the fiscal year ended March 31, 2009 was ¥2,670 for NTT East and ¥2,570 for NTT West, a decrease of ¥50 (1.8%) and ¥40 (1.5%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2009 was ¥5,310 for NTT East and ¥5,120 for NTT West, a decrease of ¥80 (1.5%) and ¥100 (1.9%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,050 for NTT East and ¥2,900 for NTT West, a decrease of ¥60 (1.9%) and ¥60 (2.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services.

Please see Footnote 2, “ARPU: Average monthly revenue per unit” and Footnote 3, “Method of calculating ARPU—(a) NTT East, NTT West” at the end of this item for a description of how ARPU is calculated for telephone subscriber and ISDN service.

NTT East and NTT West’s market shares for MYLINE registrations continued to shrink. However, NTT Communications’ market share for MYLINE increased.

	As of March 31,
	2007	2008	2009
Intra-city:
NTT East	63.9%	61.2%	58.5%
NTT West	64.0%	60.4%	56.8%
NTT Communications	17.8%	22.9%	27.6%
Intra-prefectural and inter-city:
NTT East	58.7%	56.4%	54.0%
NTT West	58.6%	55.5%	52.4%
NTT Communications	18.6%	23.7%	28.4%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2009 were ¥4.53 per three minutes for the GC interconnection charges and ¥6.41 per three minutes for the IC interconnection charges. In addition, revenues from these access charges for the fiscal year ended March 31, 2009 decreased by ¥27.0 billion to ¥120.0 billion for NTT East and by ¥25.0 billion to ¥131.0 billion for NTT West (including subsidies to NTT East and NTT West).

The decline in the number of leased circuit service subscriptions continued as the number of customers who select leased circuit services continues to decrease due to an increased shift to high-capacity, low-priced IP and Ethernet data transmission services.

The number of leased circuit service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2007	2008	2009
	(in thousands)
NTT East:
Conventional leased circuits	193	175	161
High-speed digital circuits	148	129	114
ATM circuits	4	3	2
NTT West:
Conventional leased circuits	188	172	160
High-speed digital circuits	120	109	98
ATM circuits	4	3	2

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, NTT Group took measures to maintain revenues, including aggressively promoting sales of the “PL@TINUM LINE” service and proposing diverse package solutions including toll-free services. However, contraction of the market due to the decline in telephone subscriptions, a shift in traffic to mobile phones, and the proliferation of e-mail resulted in lower revenues from telephone calls.

The following table shows the market share of MYLINE registrations:

	As of March 31,
	2007	2008	2009
Inter-prefectural	71.7%	75.0%	77.5%
International	69.5%	73.1%	75.9%

The number of leased circuit service subscribers decreased due to the continued shift to less expensive IP/packet communication services.

The following table shows the number of leased circuit service subscribers in the long-distance and international communications business segment:

	As of March 31,
	2007	2008	2009
	(in thousands)
Conventional leased circuits	8	7	6
High-speed digital circuits	19	18	16
ATM circuits	1	1	1

Mobile Voice Related Services

Operating revenues from mobile voice related services in the fiscal year ended March 31, 2009 were ¥2,283.9 billion, a decrease of 16.6% from the previous fiscal year, accounting for 21.9% of total operating revenues. Mobile voice related services include services from the mobile communications business segment, such as mova and FOMA.

Mobile Communications Business Segment

The mobile communications market in Japan is reaching saturation due to the increased penetration rate, and the market environment is growing increasingly difficult due to such factors as increased competition among carriers for customer acquisition, competition through service improvements and market entry by new competitors such as MVNOs. In addition, as the global economic climate deteriorates, economic changes have begun adversely impacting handset sales with the market environment becoming increasingly uncertain.

As of March 31, 2009, the number of NTT Group’s mobile phone subscribers, including FOMA services, reached 54,601 thousand, an annual increase of 2.3% from the 53,388 thousand as of March 31, 2008. As the growth rate of mobile phone subscriptions declines in Japan in conjunction with market maturity, the growth rate in the number of NTT Group’s mobile phone subscriptions is expected to decline as well. The number of FOMA subscriptions increased year-over-year by 11.6% to 49,040 thousand as of March 31, 2009 from 43,949 thousand as of March 31, 2008. NTT Group has announced its intention to terminate mova services as of March 31, 2012, which has led to a shift to FOMA services. As a result, the number of mova subscriptions decreased by 41.1% from the previous fiscal year to 5,560 thousand as of March 31, 2009. It is expected that the migration of mova subscribers to FOMA services will continue.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2007	2008	2009
	(in thousands)
Mobile phone services(1)	52,621	53,388	54,601
Mobile phone services (FOMA)(1)	35,529	43,949	49,040
Mobile phone services (mova)	17,092	9,438	5,560
Estimated mobile phone market share(1)(2)	54.4%	52.0%	50.8%
i-mode services	47,574	47,993	48,474
i-mode services (FOMA)	34,052	41,213	44,853
i-mode services (mova)	13,522	6,779	3,621

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Number of subscriptions of other carriers are computed based on figures released by the Telecommunications Carriers Association.

MOU of mobile (FOMA + mova) service remained at substantially the same level as the previous fiscal year, from 138 minutes as of March 31, 2008 to 137 minutes as of March 31, 2009. Aggregate average monthly revenue per unit (ARPU) of mobile (FOMA + mova) services decreased by ¥650 (10.2%) to ¥5,710 in the fiscal year ended March 31, 2009 from ¥6,360 in the fiscal year ended March 31, 2008. This was due to a decrease in voice ARPU (FOMA + mova) of ¥830 (20.0%) to ¥3,330 in the fiscal year ended March 31, 2009 from ¥4,160 in the fiscal year ended March 31, 2008, due to the introduction of new discount services, such as “Fami-wari MAX 50” introduced in August 2007, and the expansion of the “Value Plan” introduced in November 2007. Packet ARPU (FOMA + mova) increased, however, by ¥180 (8.2%) to ¥2,380 in the fiscal year ended March 31, 2009 from ¥2,200 in the fiscal year ended March 31, 2008. This was due to the revision of fees for optional i-mode functions implemented in June 2008.

The following table shows data regarding MOU and ARPU of mobile services:

	March 31, 2007	March 31, 2008	March 31, 2009
MOU (FOMA+mova) (minutes)	144	138	137
Aggregate ARPU (FOMA+mova)	¥6,700	¥6,360	¥5,710
Voice ARPU (FOMA + mova)	¥4,690	¥4,160	¥3,330
Packet ARPU (FOMA + mova)	¥2,010	¥2,200	¥2,380
i-mode ARPU (FOMA + mova)	¥1,990	¥2,170	¥2,340

The following table shows data regarding MOU and ARPU of FOMA:

	March 31, 2007	March 31, 2008	March 31, 2009
MOU (FOMA) (minutes)	175	156	148
Aggregate ARPU (FOMA)	¥7,860	¥6,990	¥6,010
Voice ARPU (FOMA)	¥5,070	¥4,340	¥3,360
Packet ARPU (FOMA )	¥2,790	¥2,650	¥2,650
i-mode ARPU (FOMA)	¥2,750	¥2,610	¥2,590

The following table shows data regarding MOU and ARPU of mova:

	March 31, 2007	March 31, 2008	March 31, 2009
MOU (mova) (minutes)	104	82	63
Aggregate ARPU (mova)	¥5,180	¥4,340	¥3,750
Voice ARPU (mova)	¥4,190	¥3,590	¥3,090
i-mode ARPU (mova)	¥990	¥750	¥660

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

Please see Footnote 1, “MOU (average monthly minutes of usage per unit): Average communication time per subscription” at the end of this item for a description of how MOU is calculated. Please see Footnote 3, “Method of calculating ARPU—(b) NTT DOCOMO” at the end of this item for a description of how ARPU is calculated.

IP/Packet Communications Services

In the fiscal year ended March 31, 2009, operating revenues for IP/packet communications services increased 12.9% over the previous fiscal year to ¥2,898.0 billion, accounting for 27.8% of total operating revenues. NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment (e.g., FLET’S ISDN, FLET’S ADSL and FLET’S Hikari), a portion of the services in the long-distance and international communications business segment (e.g., OCN, IP-VPN and frame relay services), as well as a portion of the services in the mobile communications business segment (e.g., FOMA and mova).

Regional Communications Business Segment

In the broadband services market, during the fiscal year ended March 31, 2009, fiber-optic access services continued to expand, and the number of fiber-optic access subscriptions overtook the number of DSL service subscriptions in the first quarter of the fiscal year ended March 31, 2009. In addition, the market environment underwent major changes such as the full-scale roll-out of triple play services, which provides integrated Internet, IP telephony and video service, and the appearance of new services for information devices other than personal computers. The total number of subscriptions for the whole market as of March 31, 2009 was 11,184 thousand subscriptions for ADSL and other DSL services, and 15,017 thousand subscriptions for fiber-optic access services.

In response to this market environment, in the regional communications business segment, NTT Group worked to secure revenue bases by enhancing broadband services, in particular FLET’S Hikari, and continued its efforts to increase business efficiency.

In the broadband service business, NTT Group enhanced its services by expanding the service area for FLET’S Hikari Next, the next generation network service launched in March 2008, and by launching in October of the same year FLET’S Hikari Next Business Type, a new service for corporate customers. NTT Group also worked to provide FLET’S Hikari services to more customers by, for example, commencing the provision of a fiber-optic cabling system for small multi-unit dwellings, and to expand and promote high value-added services by launching such services as FLET’S TV Transmission Service and Hikari Soft Phone. In addition, NTT Group worked to develop and provide various support services that enable customers to use broadband services with peace of mind.

The number of subscriptions for fixed rate IP services and the IP telephone service Hikari Phone were as follows:

	As of March 31,
	2007	2008	2009
	(in thousands)
NTT East
FLET’S Hikari*	3,399	4,963	6,291
FLET’S ADSL	2,782	2,410	2,058
FLET’S ISDN	258	198	154

Hikari Phone (channels)	1,705	3,065	4,248

NTT West
FLET’S Hikari*	2,677	3,815	4,843
FLET’S ADSL	2,541	2,246	1,934
FLET’S ISDN	228	185	150

Hikari Phone (channels)	1,469	2,661	3,762

*	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2009 was ¥5,550 for NTT East and ¥5,620 for NTT West, ¥240 (4.5%) and ¥160 (2.9%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Phone. Please see Footnote 3, “Method of calculating ARPU—(a) NTT East, NTT West” at the end of this item for a description of how ARPU is calculated. In conjunction with the change in the FLET’S Hikari ARPU calculation method starting in the fiscal year ended March 31, 2009, the figures for FLET’S Hikari ARPU for the fiscal year ended March 31, 2008 and prior fiscal years have been changed from the published figures for comparison purposes.

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, NTT Group worked to expand IP services domestically and overseas and reinforce its global business.

For corporate customers, NTT Group strengthened its product lineup by, among other measures, becoming the first provider in Japan to offer a bandwidth guaranteed SLA with Gigastream Premium Ether, part of GIGASTREAM, a high-quality, high-reliability, next-generation leased line service.

In global businesses, in response to the needs of Japanese and multinational customers for high quality services that provide seamless functionality both domestically and abroad, NTT Group worked to provide its customers with total, high value-added ICT solutions that combine network integration services with data center, security and server management services.

For individual customers, NTT Group aimed to expand the OCN-brand ISPs’ customer base by promoting sales activities for OCN Hikari with FLET’S and other fiber-optic services and by providing a diverse range of services, including high-speed mobile connection services, to meet customer needs. As a result, the number of OCN subscriptions reached 7,367 thousand as of March 31, 2009. NTT Plala worked to develop a diverse range of services, including the IP retransmission of terrestrial digital broadcasts with Hikari TV, a high-quality video transmission service compatible with the NGN, NHK on-demand services, and expansion of high-definition programming. As a result, the number of Hikari TV subscribers surpassed 550,000 in March 2009.

The following table shows the number of subscriptions to IP/packet communications services in the long-distance and international communications business segment:

	As of March 31,
	2007	2008	2009
	(in thousands)
Packet exchange services	774	776	708
Frame relay/cell relay services	27	14	8
OCN	6,091	6,830	7,367
IP-VPN	93	100	116

Mobile Communications Business Segment

Packet communications service revenues increased as a result of subscribers shifting from mova to FOMA services, the spread of fixed-rate packet communication services, and the revision of fees for optional i-mode functions implemented in June 2008. Details concerning the number of i-mode service subscriptions and packet ARPU are provided in the section entitled “Mobile Voice Related Services.”

Sales of Telecommunications Equipment

Operating revenues from telecommunications equipment sales in the fiscal year ended March 31, 2009 increased by 8.6% from the previous fiscal year to ¥709.6 billion, accounting for 6.8% of total operating revenues. This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

In order to capitalize on FLET’S Hikari to offer novel applications and products in a simple and convenient manner for customers, NTT East and NTT West initiated Hikari Link, a lineup of household information devices for connecting to FLET’S Hikari, and launched the first device in the series, Hikari Photo Frame, in March 2009. Despite these efforts, revenues declined.

Mobile Communications Business Segment

The volume of handset sales declined by 5.61 million to 20.13 million from the previous fiscal year. However, because sales made through “Value Course”, a new mobile phone purchase method introduced in November 2007 under which handsets are sold without promotional discount, accounted for more than 90% of the total volume of handsets sales, the decrease in the amount of handset sales commissions, which are deducted from handset sales revenues, exceeded the decrease in revenues from the decrease in handset sales. As a result, handset sales revenues increased from the previous fiscal year.

System Integration

Operating revenues from system integration in the fiscal year ended March 31, 2009 increased by 4.7% over the previous fiscal year to ¥1,211.7 billion, accounting for 11.6% of total operating revenues. NTT Group’s system integration services include a portion of the services in the data communications business segment and a part of the long-distance and international communications business segment.

Data Communications Business Segment

Although the overall trend among customers was to curb IT investments due to a lack of confidence in the economic environment and deteriorating corporate earnings, revenues in the data communications business segment increased from the previous fiscal year due to the expansion of consolidated subsidiaries.

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, efforts to reorganize business divisions by industry and business type, improve business processes and enhance system engineering capabilities were all accelerated. In addition, as the ICT solution partner that solves customers’ management problems, NTT Group directed its efforts towards offering customers high value-added solutions that meet their needs. Despite a decrease in construction orders and consulting revenues, maintenance of the fixed rates and charges for the group’s services and an increase in data center related revenues led to an overall increase in revenues.

Other Businesses

Operating revenues for the fiscal year ended March 31, 2009 for other businesses remained roughly unchanged from the previous fiscal year (¥732.0 billion) at ¥732.1 billion, accounting for 7.1% of total operating revenues.

1.	MOU (average monthly minutes of usage per unit): Average communication time per subscription

The method of calculation for the number of active subscribers when calculating MOU for NTT DOCOMO is as follows:

FY Results: Sum of number of active subscribers for each month from April to March Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from our mobile communications business segment, such as revenues from FOMA mobile phone services and mova mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a) NTT East, NTT West

We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

*1 FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

*2 Commencing in the fiscal year ending March 31, 2009, NTT East has included in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business. As a result of this new calculation methodology, revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed, respectively, 10 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2009 (representing, respectively, 0.2% and 0.4% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplementary Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for the fiscal years ended March 31, 2008 and March 31, 2009. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

*3 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

*4 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

*5 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

*6 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West).

*7 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below: FY Results : Sum of number of active subscribers for each month from April to March Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b) NTT DOCOMO

We compute ARPU for NTT DOCOMO using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

*1 Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

*2 Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

*3 Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

*4 i-mode ARPU is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated, and ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.

*5 Communications module service subscribers and the revenues therefrom are not included in the calculations of mobile ARPU.

*6 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below. FY Results: Sum of number of active subscribers for each month from April to March Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Operating revenues in the fiscal year ended March 31, 2008 declined 0.7% from the previous fiscal year to ¥10,680.9 billion. Despite an increase in IP-related revenues due to an increase in the number of FLET’S Hikari subscriptions, an increase in system integration revenues, particularly in the data communications business segment, and an increase in handset revenues due to the introduction of new handset purchase methods in the mobile communications business segment, these increases were insufficient to offset the decline in voice communications services revenues, resulting in a decrease in revenues overall.

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

As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,110 for NTT East and ¥2,960 for NTT West, lower by ¥60 (1.9%) and ¥60 (2.0%), respectively, from the previous fiscal year. The main reason for the decline was the shift by high-volume users to IP telephone services. Please refer to Footnote 3, “Method of calculating ARPU-(a) NTT East, NTT West” at the end of this item, “Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008” for a description of how telephone subscriber lines ARPU, INS-Net subscriber line ARPU and aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) are calculated.

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

The number of customers who select leased circuit services continues to decrease and the number of leased circuit service subscribers continues to decline as a result of an increased shift to high-capacity, low-priced IP and Ethernet data transmission services.

The number of leased circuit service subscriptions in the regional communications business segment is as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
NTT East:
Conventional leased circuits	215	193	175
High-speed digital circuits	175	148	129
ATM circuits	5	4	3
NTT West:
Conventional leased circuits	205	188	172
High-speed digital circuits	141	120	109
ATM circuits	4	4	3

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, NTT Group took active measures to maintain revenues including aggressively promoting sales of the “PL@TINUM LINE” service and proposing diverse package solutions including toll-free services. However, contractions of the market due to the decline in telephone subscriptions, a shift in traffic to mobile phones, and the proliferation of e-mail resulted in lower revenues from telephone calls and a decrease in revenues from fixed voice related services in this segment.

The following table shows the market share of MYLINE registrations:

	As of March 31,
	2006	2007	2008
Inter-prefectural	66.4%	71.7%	75.0%
International	63.5%	69.5%	73.1%

The number of leased circuit service subscribers decreased due to the shift to less expensive IP/packet communication services.

The number of leased circuit service subscribers in the long-distance and international communications business segment is as follows:

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

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2006	2007	2008
	(in thousands)
Mobile phone services(1)	51,144	52,621	53,388
Mobile phone services (FOMA)(1)	23,463	35,529	43,949
Mobile phone services (mova)	27,680	17,092	9,438
Estimated mobile phone market share(1) (2)	55.7%	54.4%	52.0%
i-mode services	46,360	47,574	47,993
i-mode services (FOMA)	22,914	34,052	41,213
i-mode services (mova)	23,446	13,522	6,779

(1)	Includes communications module service subscriptions.
(2)	Number of subscriptions of other carriers are computed based on figures released by the Telecommunications Carriers Association.

Aggregate ARPU of cellular (FOMA + mova) service decreased by ¥340 (5.1%) to ¥6,360 in the fiscal year ended March 31, 2008 from ¥6,700 in the fiscal year ended March 31, 2007. While Voice ARPU (FOMA + mova) decreased by ¥530 (11.3%) to ¥4,160 in the fiscal year ended March 31, 2008 from ¥4,690 in the fiscal year ended March 31, 2007, Packet ARPU (FOMA + mova) increased by ¥190 (9.5%) to ¥2,200 in the fiscal year ended March 31, 2008 from ¥2,010 in the fiscal year ended March 31, 2007. This was due to an increase in monthly basic fee discount rates associated with long-term use by subscribers with long-term subscription discount agreements, a decline in MOU, and an increase in subscriptions in new discount services such as “Fami-wari MAX50.” Please refer to Footnote 3, “Method of calculating ARPU-(b) NTT DOCOMO” at the end of this item, “Results of Operations—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008” for a description of how ARPU is calculated.

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

IP/Packet Communications Services

In the fiscal year ended March 31, 2008, operating revenues for IP/packet communications services increased 14.2% over the previous fiscal year to ¥2,567.4 billion, accounting for 24.0% of total operating revenues.

Regional Communications Business Segment

In the broadband services market, the number of ADSL subscribers continues to undergo a net decrease, while fiber-optic access services continue to expand at an accelerated pace as the market continues to grow. The total number of subscribers for the overall market as of March 31, 2008 was 12,711 thousand subscriptions for ADSL and other DSL services and 12,153 thousand subscriptions for fiber-optic access services.

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

The numbers of subscriptions for fixed rate IP services and IP Telephone (Hikari Phone) were as follows:

	As of March 31,
	2006	2007	2008
	(in thousands)
NTT East
FLET’S Hikari*	1,889	3,399	4,963
FLET’S ADSL	3,001	2,782	2,410
FLET’S ISDN	332	258	198

Hikari Phone (channels)	471	1,705	3,065

NTT West
FLET’S Hikari*	1,530	2,677	3,815
FLET’S ADSL	2,682	2,541	2,246
FLET’S ISDN	284	228	185

Hikari Phone (channels)	396	1,469	2,661

*	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2008 was ¥5,310 for NTT East and ¥5,460 for NTT West, ¥260 (5.1%) and ¥340 (6.6%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Phone. In conjunction with the change in the FLET’S Hikari ARPU calculation method starting in the fiscal year ended March 31, 2009, the figures for FLET’S Hikari ARPU for the fiscal year ended March 31, 2008 and prior fiscal years have been changed from the published figures. Please refer to Footnote 3, “Method of calculating ARPU-(a) NTT East, NTT West” at the end of this item, “Results of Operations – The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008” for a description of how FLET’S Hikari ARPU is calculated.

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, NTT Group worked to expand IP services domestically and overseas and reinforce its global business.

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

For individual customers, NTT Group augmented its marketing of the OCN Hikari with FLET’S fiber-optic access service menu and took other measures to increase sales of its OCN Internet access services. As a result, the number of OCN subscribers reached 6,830 thousand as of March 31, 2008. NTT Group also worked to enhance existing services such as the Music Ocean music distribution service.

The following table shows the number of subscriptions to IP/packet communications services in the long-distance and international communications business segment:

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

Mobile Communications Business Segment

Although both the volume of handset sales to distributors and unit prices declined from the previous fiscal year, the introduction in November 2007 of the Value Course, a new handset purchase method under which handsets are sold without promotional discount, resulted in a decrease in the amount of handset incentives, which are deducted from handset sales revenues. As a result, handset sales revenues increased from the previous fiscal year.

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

Long-Distance and International Communications Business Segment

In the long-distance and international communications business segment, as an ICT solutions partner trusted by its customers, NTT Communications reorganized its corporate marketing structures mainly by industry and business focus, improved processes, and strengthened system engineering functions. NTT Communications also took measures to strengthen problem-solving consulting capabilities within its corporate marketing function. As a result, revenues in this segment increased over the previous fiscal year.

Other Businesses

Operating revenues for the fiscal year ended March 31, 2008 for other businesses increased 4.3% from the previous fiscal year to ¥732.0 billion, accounting for 6.9% of total operating revenues.

Segment Information

NTT Group has five operating segments: regional communications business, long-distance and international communications business, mobile communications business, data communications business and other businesses.

The regional communications business segment comprises mainly fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other services.

The long-distance and international communications business segment comprises mainly fixed voice related services, IP/packet communications services, system integration and other services.

The mobile communications business segment comprises mainly mobile voice related services, IP/packet communications services, and other services.

The data communications business segment comprises system integration services.

The other businesses segment principally comprises operating revenues from such activities as building maintenance, real estate rentals, systems development, leasing, and research and development.

Overviews for each segment are as follows:

The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2009 decreased 3.4% from the fiscal year ended March 31, 2008 to ¥4,064.8 billion. IP revenues rose as a result of an increase in the number of FLET’S Hikari subscriptions. However, this increase was more than offset by the decrease in revenues associated with the shift from telephone subscriber services and leased circuit services to lower-cost IP services.

Operating expenses in the fiscal year ended March 31, 2009 increased 1.8% to ¥3,994.3 billion. While expenses decreased as a result of the consolidation of operating locations and improvements in operational efficiency and other measures, a decrease in depreciation costs due to the effects of the revisions to the conventional telephone switch-board planned in the previous fiscal year and a decrease in personnel expense as a result of a decrease in the number of employees, these decreases were more than offset by, among other things, the fact that operating expenses were comparatively lower in the fiscal year ended March 31, 2008 due to the effects of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund that was recorded as a reduction in operating expenses in the fiscal year ended March 31, 2008.

As a result, operating income in the fiscal year ended March 31, 2009 decreased 75.3% to ¥70.5 billion.

Long-Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2009 decreased 0.6% from the previous fiscal year to ¥1,315.5 billion. Although IP revenues from OCN, VPN and other services and revenues from system integration for corporate customers increased, these increases were more than offset by the decrease in revenues from conventional fixed-voice services.

Operating expenses in the fiscal year ended March 31, 2009 increased 0.1% to ¥1,218.6 billion. This was due to the fact that although communications equipment use fees decreased in conjunction with the decline in fixed-voice revenues, this decrease was more than offset by, among other things, the fact that operating expenses were comparatively lower in the fiscal year ended March 31, 2008 due to the effects of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund that was recorded as a reduction in operating expenses in the fiscal year ended March 31, 2008.

As a result, operating income in the fiscal year ended March 31, 2009 decreased 8.5% to ¥96.9 billion.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2009 decreased 5.6% from the previous fiscal year to ¥4,448.0 billion. Although revenues from packet services increased from the spread of fixed-rate packet services and the revision of fees for optional i-mode functions, this was more than offset by the decrease in revenues for mobile voice related services arising from the introduction of new discount services, such as “Fami-wari MAX 50” introduced in August 2007, and the expansion of the “Value Plan” introduced in November 2007.

Operating expenses in the fiscal year ended March 31, 2009 decreased 7.5% to ¥3,622.6 billion. This was due to lower sales commissions resulting from the expansion of the “Value Course” under which handsets are sold without promotional discount, and a decline in handset costs resulting from lower handset unit prices and lower handset sales volumes to distributors.

As a result, operating income in the fiscal year ended March 31, 2009 increased 3.6% from the previous fiscal year to ¥825.4 billion.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2009 increased 6.4% from the previous fiscal year to ¥1,127.2 billion as a result of the expansion of consolidated subsidiaries.

Operating expenses increased 4.0% to ¥1,040.5 billion. The increase was primarily the result of higher revenue-linked expenses accompanied by the expansion of consolidated subsidiaries.

As a result, operating income in the fiscal year ended March 31, 2009 increased 47.5% to ¥86.8 billion.

Other Business Segment

Although NTT Group focused on its other businesses, including engineering, real estate, system integration and data processing, finance, development of leading-edge technologies and shared operations, operating revenues in the fiscal year ended March 31, 2009, decreased 1.7% to ¥1,165.2 billion due, among other factors, to the increase in doubtful accounts expenses in the finance business arising from a rapid increase in bankruptcies caused by the credit crunch, and a slowing of the real estate market. In addition, operating income decreased 80.8% to ¥15.2 billion

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2008 decreased 2.3% from the fiscal year ended March 31, 2007 to ¥4,209.7 billion. IP revenues rose as a result of an increase in the number of FLET’S Hikari subscriptions. However, this increase was more than offset by the decrease in solutions revenues resulting from changes to corporate marketing structures conducted during the previous fiscal year and the decrease in revenues associated with the shift from fixed-line telephone services and leased circuit services to lower-cost IP services.

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

Long-Distance and International Communications Business Segment

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

Liquidity and Capital Resources

The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2009 amounted to ¥2,514.1 billion, a decrease of ¥576.7 billion from ¥3,090.8 billion in the fiscal year ended March 31, 2008. This decrease was due in part to the effects of an increase in phone charge payments collected during the fiscal year ended March 31, 2008, as the last day of the previous fiscal year, March 31, 2007, was a bank holiday, and advances on installment sales, which caused the year-over-year increase in the accounts receivable amount to increase by ¥359.6 billion to ¥69.9 billion. Other factors contributing to this decrease were an increase of ¥166.5 billion in corporate and other taxes (net) to ¥403.9 billion in the fiscal year ended March 31, 2009, which was attributable to the fact that NTT Group was allowed to recognize impairment losses from its investment in shares of Hutchinson 3G UK Holdings Limited as tax deductible losses in the fiscal year ended March 31, 2008, and a year-over-year increase of ¥123.6 billion in the decrease in accounts payable, trade and others amount to ¥204.5 billion as a result of the payment of expenses incurred as a result of revisions to secondment programs.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term investments, acquire its own Shares, acquire Shares from minority shareholders and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2009 amounted to ¥2,269.7 billion, an increase of ¥279.0 billion from ¥1,990.6 billion in the fiscal year ended March 31, 2008. This increase was due to an increase of ¥193.7 billion in cash outflows for long-term investments to ¥393.5 billion, including the acquisition of shares of TTSL, and capital investments in property, plant and equipment and intangible and other assets computed on a cash basis in the fiscal year ended March 31, 2009 totaling ¥2,029.0 billion, an increase of ¥40.7 billion from the fiscal year ended March 31, 2008. This increase in capital investments is mainly attributable to an increase in investments accompanying the proactive deployment of the NGN, despite a decrease in investments related to the FOMA network and a decrease in investments for the fiber-optic conversion of access networks, due to the effective utilization of existing fiber-optic facilities. On an accrual basis for the fiscal year ended March 31, 2009, capital investments amounted to ¥2,145.1 billion, of which ¥960.2 billion was invested by NTT East, NTT West and NTT Communications and ¥737.6 billion was invested by NTT DOCOMO Group.

Net cash used in financing activities in the fiscal year ended March 31, 2009 amounted to ¥353.3 billion, a decrease of ¥373.0 billion from ¥726.4 billion in the fiscal year ended March 31, 2008. The decrease was primarily due to an increase in expenditures for the acquisition by NTT of its own Shares of ¥104.9 billion to ¥200.5 billion in total while capital raised from the issuance of long-term debt increased by ¥398.7 billion to

¥907.6 billion. The capital raised in the fiscal year ended March 31, 2009 from the issuance of long-term debt includes ¥653.6 billion funded from corporate bond offerings denominated in yen and loans from financial institutions amounting to ¥254.0 billion.

As of March 31, 2009, the interest-bearing debt of NTT Group was ¥4,899.3 billion, an increase of ¥222.1 billion in the fiscal year ended March 31, 2009, compared with a decrease of ¥93.6 billion for the fiscal year ended March 31, 2008, and the ratio of interest-bearing debt to shareholders’ equity stood at 67.1% on March 31, 2009, compared with 63.1% as of March 31, 2008. Interest-bearing debt comprised short-term borrowings and long-term debt, shown in Note 10 to the Consolidated Financial Statements, as well as deposits received pursuant to depositary agreements, totaling ¥216.5 billion.

NTT Group believes net cash from operating activities, borrowings NTT Group makes from banks and other financial institutions or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. Although the environment for raising capital has been deteriorating due to the global financial crisis, NTT Group believes it has sufficient capacity to handle the difficult capital environment while maintaining high creditworthiness and concurrently securing diverse means of raising capital. For the fiscal year ending March 31, 2010, NTT Group expects capital investments totaling ¥2,020.0 billion on an accrual basis, a decrease of ¥125.1 billion from the fiscal year ended March 31, 2009 despite a continued increase from the fiscal year ended March 31, 2009 in investments accompanying the proactive expansion of the NGN, due to the limitations on investment in existing IP networks and the further streamlining of investments in the fiber-optic conversion of access networks as well as the declining trend of FOMA network investments which have passed their peak period. The total amount of capital investments include approximately ¥973.0 billion in investments by NTT East, NTT West and NTT Communications and approximately ¥690.0 billion by NTT DOCOMO Group. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. Also, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict with certainty. For details of capital raising made after the completion of fiscal year ended March 31, 2009, please see the description of subsequent events in Note 23 to the Consolidated Financial Statements.

Liquidity

As of March 31, 2009, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥1,052.8 billion compared with ¥1,169.6 billion as of March 31, 2008. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2009:

	Payments Due by Period
	(in millions of yen)
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
Long-term debt(1)
Bonds	2,709,483	297,645	959,160	672,829	779,849
Bank loans	1,585,246	305,396	503,372	537,159	239,319
Capital lease obligations(2)	84,318	25,956	25,209	8,587	24,566
Operating leases	61,030	18,103	26,769	3,345	12,813
Purchase obligations(3)	343,783	305,389	28,242	6,251	3,901
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,783,860	952,489	1,542,752	1,228,171	1,060,448

(1)	Please see Note 10 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥76,045 million to its pension plans in the fiscal year ending March 31, 2010 (see Note 11 to the Consolidated Financial Statements).

As of March 31, 2009, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥343.8 billion, principally reflecting capital investments for the fiscal year ended March 31, 2009. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2008 amounted to ¥3,090.8 billion, an increase of ¥729.5 billion from ¥2,361.3 billion in the fiscal year ended March 31, 2007. One factor contributing to this increase was NTT Group being allowed to recognize impairment losses from investments in Hutchinson 3G UK Holdings Limited as tax deductible losses, resulting in a decrease of ¥181.6 billion in corporate and other taxes (net), from ¥418.9 billion in the fiscal year ended March 31, 2007 to ¥237.3 billion in the fiscal year ended March 31, 2008. Additionally, the last day of March 2007 was a bank holiday, resulting in a postponement of phone charge payments to the following month, which caused the year-over-year increase in the accounts receivable amount to decrease by ¥570.2 billion.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term investments, acquire Shares from minority shareholders, and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2008 amounted to ¥1,990.6 billion, a decrease of ¥160.3 billion from ¥2,151.0 billion in the fiscal year ended March 31, 2007. This decrease was due to an increase of ¥127.6 billion in cash outflows for long-term investments including the acquisition of shares of PLDT, which was offset by the fact that capital investments in property, plant and equipment and intangible and other assets computed on a cash basis in the fiscal year ended March 31, 2008 were ¥1,988.3 billion, a decrease of ¥240.1 billion from ¥2,228.4 billion in the fiscal year ended March 31, 2007. This decrease resulted from the fact that despite capital investments including investment in FLET’S Hikari and other fiber-optic access services, investment in research and development for the commercialization of the NGN, and investment in facilities to enhance the capacity and quality of the existing FOMA network, the active investment required for expansion of FOMA service areas and expansion in demand for communications services had passed its peak period in the fiscal year ended March 31, 2007. On an accrual basis for the fiscal year ended March 31, 2008, capital investments amounted to ¥2,128.9 billion, of which ¥931.6 billion was invested by NTT East, NTT West and NTT Communications and ¥758.7 billion was invested by NTT DOCOMO Group.

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

Off-Balance Sheet Arrangements

As of March 31, 2009, contingent liabilities for loans guaranteed under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” amounted to ¥9.9 billion.

Research and Development

Research and development costs are recorded as expenses as they arise. Research and development costs for the fiscal years ended March 31, 2007, March 31, 2008 and March 31, 2009, were, respectively, ¥272.1 billion, ¥271.1 billion and ¥268.2 billion.

The following table shows an outline of research and development costs by segment for the fiscal year ended March 31, 2009:

	Year ended March 31, 2009
	(in millions of yen)	(in millions of dollars)
Regional Communications Business(1)	¥127,459	$1,301
Long Distance and International Communications Business(2)	18,701	191
Mobile Communications Business(3)	100,793	1,028
Data Communications Business(4)	10,090	103
Other Businesses(5)	138,154	1,410

Sub-total	395,197	4,033
Internal Transactions	127,000	1,296

Total	¥268,197	$2,737

(1)	Research and development relating to the development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services, and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms, and others.
(3)	Development of new products and services related to mobile communications and research and development aimed at increasing the quality of existing services and enhancing performance of network functions, and others.
(4)	Research and development relating to the three priority fields of new business promotion, strengthening competitiveness in system integration and basic technology development for the future, as well as others.
(5)

Research and development relating to the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, research and development relating to environmental technologies that will reduce CO2 emissions of communication facilities and data centers and research and development relating to new principles, new parts and new materials that will bring about extensive technological innovations in the information and telecommunications market, and others.

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

Major trends anticipated in the fiscal year ending March 31, 2010 are as follows:

Consolidated operating revenues for the fiscal year ending March 31, 2010 are expected to decrease as a result of decreased revenues mainly from fixed and mobile voice-related services, although this decrease in revenues will become less pronounced due to the declining effects of NTT DOCOMO’s new discount services and other factors.

Trends in subscriptions for major services are as follows:

•

Subscriptions to fiber-optic access services such as FLET’S Hikari are expected to show a net increase in the fiscal year ending March 31, 2010, exceeding the net increase in the fiscal year ended March 31, 2009. NTT Group will work to increase sales by providing services tailored to the needs of customers, expanding its service areas and taking measures to reduce customer turnover.

•

Fixed-line telephone and ISDN subscriptions are expected to continue to decline in the fiscal year ending March 31, 2010 as seen in the fiscal year ended March 31, 2009, as customers continue to migrate to optical IP telephone services including Hikari Phone.

•

While NTT Group anticipates that an increase in new mobile phone subscriptions will be limited due to the high mobile phone penetration rate, we expect to acquire a similar net increase in the number of subscriptions in the fiscal year ending March 31, 2010 as that in the fiscal year ended March 31, 2009, by taking measures such as lowering the churn rate through our marketing aimed at upgrading brand loyalty and improving the satisfaction of existing customers. NTT Group expects overall mobile subscriptions to increase. Furthermore, NTT Group expects the proportion of FOMA subscriptions to increase to approximately 95% of total mobile phone subscriptions due to the ongoing migration of mova subscribers to FOMA services.

Additional information relating to market trends can be found in other sections in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Key Information—Forward-looking Statements.”)

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 24, 2009.

On June 24, 2009, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of two directors.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2009:

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Norio Wada	Director and Chairman	Chairman of Board of Directors	Aug. 16, 1940	June 2010	8,524	June 1992
Satoshi Miura	Representative Director and President	Chief Executive Officer	Apr. 3, 1944	June 2010	6,220	June 2005
Noritaka Uji	Representative Director and Senior Executive Vice President	In charge of technical strategy; Chief Technology Officer; and Chief Information Officer	Mar. 27, 1949	June 2010	2,000	June 2007
Hiroo Unoura	Representative Director and Senior Executive Vice President	In charge of business strategy, Chief Financial Officer; Director of NTT Strategic Business Development Division	Jan. 13, 1949	June 2010	4,200	June 2002
Kaoru Kanazawa	Representative Director and Senior Executive Vice President	In charge of risk management and international standardization; and Chief Compliance Officer	Jan. 23, 1945	June 2010	2,800	June 2007
Yasuyoshi Katayama	Director and Executive Vice President	Director of NTT Technology Planning Department; and Director of Next Generation Network Office, Technology Planning Department	Jan. 23, 1952	June 2010	3,302	June 2008
Toshio Kobayashi	Director and Senior Vice President	Director of NTT Finance and Accounting Department; and President of NTT Capital (U.K.) Limited	Nov. 16, 1951	June 2010	1,600	June 2007
Hiroki Watanabe	Director and Senior Vice President	Director of NTT Corporate Strategy Planning Department; and President of NTT Investment Partners, Inc.	Mar. 15, 1953	June 2010	1,700	June 2008
Hiromichi Shinohara	Director and Senior Vice President	Director of Research and Development Planning Department	Mar. 15, 1954	June 2010	704	June 2009
Tetsuya Shouji	Director and Senior Vice President	Director of General Affairs Department, Director of Internal Control Office, General Affairs Department	Feb. 28, 1954	June 2010	2,604	June 2009
Takashi Imai	Outside Director	Senior Advisor, Honorary Chairman of Nippon Steel Corporation	Dec. 23, 1929	June 2010	400	July 1999
Yotaro Kobayashi	Outside Director	—	Apr. 25, 1933	June 2010	400	July 1999

Name	Title	Principal occupation and other responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Corporate Auditors
Susumu Fukuzawa	Full-time Corporate Auditor	—	Jan. 26, 1946	June 2011	2,200	June 2006
Toshiro Morota(2)	Full-time Corporate Auditor	—	Jan. 9, 1946	June 2011	702	June 2008
Shunsuke Amiya	Full-time Corporate Auditor	—	June 12, 1946	June 2011	1,210	June 2008
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant	Mar. 31, 1941	June 2011	1,600	June 2006
Toru Motobayashi(2)	Corporate Auditor	Lawyer	Jan. 5, 1938	June 2011	916	June 2008

Presidents of Principal Subsidiaries
Tsutomu Ebe	President, NTT East	—	Oct. 30, 1947	June 2010	4,406	June 2008
Shinichi Otake	President, NTT West	—	Jan. 25, 1948	June 2010	2,604	June 2004
Hiromi Wasai	President, NTT Communications	—	Aug. 25, 1946	June 2010	5,900	June 2004
Ryuji Yamada	President, NTT DOCOMO	—	May 5, 1948	June 2010	2,902	June 2007
Toru Yamashita	President, NTT DATA	—	Oct. 9, 1947	June 2011	300	June 1999

(1)	NTT Shares owned as of June 30, 2009.
(2)	Outside Corporate Auditor.

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

Hiroo Unoura joined NTT in April 1973. In June 2002, he became a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business Strategy Division of NTT. In February 2008, he became the President of NTT Investment Partners, Inc. In June 2008, he was elected a Senior Executive Vice President and Director of the Strategic Business Development Division of NTT.

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

Yasuyoshi Katayama joined NTT in April 1976. In May 2002, he became a General Manager of the Hiroshima Branch of NTT West. In June 2004, he became a Senior Vice President and Executive Manager of the Fundamental Services Department, Fundamental Services Promotion Headquarters, and an Executive Manager of the Plant Planning Department of NTT West. In July 2006, he became a Senior Vice President and General Manager of Networks of NTT West. In June 2008, he became a Senior Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department of NTT. In June 2009, he was elected a Executive Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department of NTT.

Toshio Kobayashi joined the MOF in April 1975. In July 2006, he became a Deputy Director-General for Policy Evaluation of the MOF. In June 2007, he was elected a Senior Vice President and Director of the Finance and Accounting Department of NTT and became the President of NTT Capital (U.K.) Limited.

Hiroki Watanabe joined NTT in April 1976. In July 2002, he became an Executive Manager of the Business Communications Headquarters, Innovation Department of NTT East. In April 2003, he became an Executive Manager of the Strategy Planning Division, Corporate Business Headquarters of NTT East. In July 2004, he became an Executive Manager of the Corporate Strategy Planning Department Headquarters of NTT East. In June 2005, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East. In June 2008, he was elected as a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT and became the President of NTT Investment Partners, Inc.

Hiromichi Shinohara joined NTT in April 1978. In April 2003, he became an Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2003, he became a General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2007, he became a Director of the Information Sharing Laboratory Group. In June 2009, he was elected a Senior Vice President and Director of the Research and Development Planning Department of NTT.

Tetsuya Shouji joined NTT in April 1977. In July 2002, he became a General Manager of Department V of NTT. In July 2005, he became an Executive Manager of the Personnel Department of NTT West. In June 2006, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT West . In June 2009, he was elected a Senior Vice President and Director of the General Affairs Department of NTT, as well as Director of the Internal Control Office of NTT.

Takashi Imai joined Fuji Steel Corporation in April 1952. In April 1998, he became the Chairman of Nippon Steel Corporation. He was elected an Outside Director of NTT in July 1999. In April 2003, he became a Senior Vice President and Senior Advisor, Honorary Chairman of Nippon Steel Corporation. In June 2003, he became the Senior Advisor, Honorary Chairman of Nippon Steel Corporation.

Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. In January 1992, he became the Chairman of Fuji Xerox Co., Ltd. He joined NTT as an Outside Director in July 1999 and became an Outside Director of Sony Corporation in June 2003. In June 2004, he became the Chairman and Director of Fuji Xerox Co., Ltd. Since April 2006, he has been the Chief Corporate Advisor of the Board of Fuji Xerox Co., Ltd.

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

Shunsuke Amiya joined NTT in April 1970. In July 1998, he became a Vice President and Executive Manager of the NTT-Long Distance and Global Organizational Office of NTT. In January 1999, he became a Vice President and Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training center of NTT-Long Distance and Global Provisional Headquarters of NTT. In July 1999, he became a Senior Vice President, Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training Center of NTT Communications. In June 2002, he became an Executive Vice President and General Manager of the Solution Business Division of NTT Communications. In June 2004, he became a Senior Executive Vice President and General Manager of the Information Technologies Sales and Marketing Headquarters of NTT Comware Corporation. In April 2006, he became Senior Executive Vice President and General Manager of Enterprise Solutions Division of NTT Comware Corporation. In June 2008, he was elected a full-time Corporate Auditor of NTT.

Shigeru Iwamoto was registered as a certified public accountant in March 1976. He became the President of Asahi & Co. (now KPMG AZSA & Co.) in May 1999 and the Chairman of KPMG AZSA & Co. in May 2004. He became the Commissioner of the National Organization of Agricultural Co-operatives – Central Branch in August 2005. In June 2006, he was elected an Outside Corporate Auditor of NTT. In June 2009, he became an Outside Director of Mitsui Sumitomo Financial Group, Inc. and Sumitomo Mitsui Banking Corporation.

Toru Motobayashi was registered as a lawyer with the Tokyo Bar Association in April 1963. In July 1971, he became a Partner of Mori, Hamada & Matsumoto (former Mori Sogo). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of

Bar Associations. In May 2002, he became the Commissioner of the Commercial Law Center, Inc. In June 2006, he became an Outside Director of Hitachi Ltd. In April 2008, he became a Partner of Ihara and Motobayashi. In June 2008, he was elected an Outside Corporate Auditor of NTT, and became an Outside Corporate Auditor of Sumitomo Life Insurance Company in July 2008.

Compensation

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors including two outside directors. Matters concerning the compensation of directors are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of base salary and bonus. Base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. Bonus is paid taking into account the company’s business results for the fiscal year ended March 31, 2009. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT Shares through the Director Shareholders’ Association, to encourage a medium-term perspective. Purchased Shares are owned by the directors during their terms of office.

In order to maintain high levels of independence, compensation of outside directors consists of base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of base salary only, for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2009

Position	Number of Payees	Total Compensation
		(million yen)
Director	14	533
Corporate Auditor	8	129

Total	22	682

Notes:

1.	Compensation amounts shown above include compensation paid to 2 directors and 3 corporate auditors who retired from office as of the end of the 23rd ordinary general meeting of shareholders held on June 25, 2008.
2.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
3.	Total compensation of directors includes ¥94 million in bonuses for the fiscal year ended March 31, 2009.
4.	In addition to the above, ¥15 million in compensation was paid to directors who were also employees as bonuses for their service as employees.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2009

	Number of Payees	Total Compensation
		(million yen)
Total compensation of outside directors and outside corporate auditors	7	91

Notes:

1.	Total amount of compensation for outside directors and outside corporate auditors are included in “Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2009” above.
2.	Compensation amounts shown above include compensation paid to 2 outside corporate auditors who retired from office as of the end of the 23rd ordinary general meeting of shareholders held on June 25, 2008.

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

Board of directors’ resolutions are passed by a majority vote of directors present at a meeting attended by a majority of directors entitled to participate in the voting.

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

Pursuant to the Corporation Law and NTT’s Articles of Incorporation, NTT, by resolution of its board of directors, may exempt its directors and corporate auditors from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Corporation Law. In addition, NTT has entered into an agreement with each outside director and outside corporate auditor limiting such person’s maximum liability to NTT for actions taken in good faith and without gross negligence in connection with the performance by such persons of their duties, subject to limits imposed by the Corporation Law.

Board of Audit

NTT maintains a board of audit, which is composed of five members, referred to as corporate auditors, of whom three are independent corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of

NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of audit works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions.

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

Employees

NTT and its consolidated subsidiaries had approximately 196,300 full-time employees at March 31, 2009. Almost all employees, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai; the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

	Employees As of March 31,
	2007	2008		2009
	Full-Time Employees(1)	Full-Time Employees(1)	Temporary Employees(2)	Full-Time Employees(1)	Temporary Employees(2)
Regional communications business	117,790	110,679	51,996	104,236	56,884
Long distance communications and international business	12,740	13,177	409	13,923	258
Wireless business	21,591	22,100	6,229	21,831	6,745
Data communications services	22,135	22,592	1,756	31,238	2,276
Other business	25,477	25,283	3,889	25,068	4,310

Total	199,733	193,831	64,279	196,296	70,473

(1)	Number of full-time employees at March 31 of the fiscal year indicated.
(2)	Average number of temporary employees as of March 31 of the fiscal year indicated. The number of temporary employees is provided from the fiscal year ended March 31, 2008 because the proportion of such employees exceeded 10% of full-time employees due to an expansion of consolidated subsidiaries and a change in the standard applied for classification of employees as temporary at that time.

Share Ownership

As of March 31, 2009, the members of the board of directors of NTT as a group owned 34,150 Shares (less than 0.1% of outstanding Shares).

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister of Internal Affairs and Communications, also regulates the activities of NTT and certain of its subsidiaries and approval by the minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of Japanese telecommunications carriers including NTT and certain of its subsidiaries in the interests of national security and international relations. See “Item 4—Information on the Company—Regulations.”

As of March 31, 2009, the Government owned 530,572,296 Shares or 33.71% of the issued Shares (40.10% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2009
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	530,572,296	33.71	%*
Common stock	Directors and officers (12 persons)	34,150	—	**

*	40.10% of outstanding Shares.
**	Less than 0.1% of outstanding Shares.

On March 31, 2009, 73,522,850 ADSs (equivalent to 36,761,425 Shares, or 2.8% of the total number of Shares outstanding on that date) were outstanding and were held by 198 record holders of ADSs (including 189 record holders in the United States holding 73,521,847.366 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the periods ended March 31, 2009 and the related balances at March 31, 2007, 2008 and 2009 were as follows:

	Year ended March 31,
	2007	2008	2009	2009
	(millions of yen)			(millions of U.S. dollars)
Sales	¥34,083	¥12,489	¥14,929	$152
Purchases	¥195,272	¥85,740	¥98,661	$1,007
Receivables	¥5,791	¥7,634	¥9,478	$97
Payables	¥20,223	¥27,612	¥76,987	$786

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2007, 2008 and 2009 were ¥7,639 million, ¥20,303 million and ¥18,446 million ($188 million), respectively. NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. Dividend amounts for the fiscal year ended March 31, 2007 have been adjusted accordingly.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2009, NTT DATA paid an annual fee of ¥3 million to Japan Electronic Payment Promotion Organization, whose chairman during the relevant period, Toru Yamashita, is also the president and chief executive officer of NTT DATA. Revenues of NTT DATA from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2009, NTT DATA also paid an annual fee of ¥3 million to Japan Information Technology Services Industry Association, whose chairman during the relevant period, Tomokazu Hamaguchi, is also a member of the board of directors and a senior corporate advisor of NTT DATA.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statement and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-88.

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

On October 6, 2008, NTT reached a settlement of a lawsuit filed against NTT in Texas state court in 2001 by The University of Texas and Hydro-Quebec (collectively, the “Plaintiffs”).

The terms of the settlement include no finding of wrongdoing and provide for the payment by NTT to the Plaintiffs of a settlement amount of U.S.$30 million (approximately ¥3.1 billion), the retention of ownership by NTT of the patents that were the subject of the lawsuit, and the grant by NTT to the Plaintiffs of an exclusive license to the patents.

In the lawsuit, the Plaintiffs petitioned for damages and equitable relief based on an alleged misappropriation of trade secrets by NTT relating to lithium rechargeable-battery technology. Unlike the technology currently used in mobile telephones or laptop PCs, this technology involves the use of materials such as LiFePO4 as the cathode material of a battery.

NTT responded to the lawsuit by denying any wrongdoing. However, after giving comprehensive consideration to such factors as the cost that would arise from continuing the proceedings and the uncertainty of jury trial outcomes, NTT agreed with the Plaintiffs to settle the case.

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

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT’s financial position since March 31, 2009, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 1, 2009, stocks of 1,717 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

	TSE Price per Share(1)		Average daily trading volume(1)	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2005	6,340	4,180	2,007,696	1,217.87	1,053.77	12,163.89	10,505.05
2006	5,940	4,220	2,444,852	1,728.16	1,109.19	17,059.66	10,825.39
2007	6,800	4,990	2,826,042	1,816.97	1,458.30	18,215.35	14,218.60
2008	6,380	4,070	3,047,081	1,792.23	1,149.65	18,261.98	11,787.51
2009	5,810	3,390	3,440,456	1,430.47	700.93	14,489.44	7,054.98
2008 Quarterly Periods
First Quarter	6,380	5,310	3,225,527	1,789.38	1,682.49	18,240.30	17,028.41
Second Quarter	5,540	4,810	2,924,919	1,792.23	1,480.39	18,261.98	15,273.68
Third Quarter	5,640	4,760	3,062,537	1,677.52	1,437.38	17,458.98	14,837.66
Fourth Quarter	5,420	4,070	2,971,693	1,424.29	1,149.65	14,691.41	11,787.51
2009 Quarterly Periods
First Quarter	5,230	4,290	2,803,476	1,430.47	1,230.49	14,489.44	12,656.42
Second Quarter	5,810	4,520	3,274,711	1,332.57	1,087.41	13,603.31	11,259.86
Third Quarter	5,040	3,710	4,542,689	1,101.13	746.46	11,368.26	7,162.90
Fourth Quarter	4,980	3,390	3,221,936	888.25	700.93	9,239.24	7,054.98
2009 Monthly Periods
January	4,980	4,260	3,152,926	888.25	768.28	9,239.24	7,682.14
February	4,440	4,030	2,410,284	792.78	730.28	8,076.62	7,268.56
March	4,260	3,390	4,018,724	826.81	700.93	8,636.33	7,054.98
April	3,950	3,620	2,823,929	848.97	793.82	8,964.11	8,351.91
May	4,110	3,650	2,617,361	900.45	846.85	9,522.50	8,977.37
June (through June 19)	4,030	3,680	3,381,787	950.54	910.99	10,135.82	9,668.96

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. Figures provided for “TSE Price per Share” and “Average daily trading volume” are adjusted accordingly. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

On June 19, 2009, the last traded price of the Shares on the TSE was ¥3,880 per Share, and the closing TOPIX and Nikkei Stock Average on that date were 918.97 and ¥9,786.26, respectively.

ADSs are listed on the NYSE. 2 ADSs represent 1 Share and are evidenced by ADRs issued by the Depositary.

In connection with the implementation of the new electronic central clearing system for shares of listed companies that took place in January 2009, NTT, pursuant to a resolution of its board of directors adopted on May 13, 2008, carried out a 100-for-1 stock split in order to convert any fractional Shares into full Shares with an effective date on January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system. (Please see “Item 10—Additional Information—Description of the Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the new electronic central clearing system and the stock split). In order to minimize any impact of the stock split on the ADS market, NTT decided to change the ratio of ADSs to underlying Shares from the then-existing ratio of 200-to-1 to 2-to-1. The new ADS ratio was implemented on the day the stock split became effective (January 4, 2009, U.S. Eastern time) and transactions under such new ratio commenced on the business day immediately following the effective date of the stock split (January 5, 2009, U.S. Eastern time).

On March 31, 2009, 73,522,850 ADSs (equivalent to 36,761,425 Shares, or 2.8% of the total number of Shares outstanding on that date) were outstanding and were held by 198 record holders of ADSs (including 189 record holders in the United States holding 73,521,847.366 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the NYSE:

	NYSE Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2005	30.20	19.30	171,728
2006	25.97	19.85	212,332
2007	27.96	21.09	232,022
2008	26.74	19.43	474,065
2009	27.96	17.22	903,961
2008 Quarterly Periods
First quarter	26.74	22.00	411,389
Second quarter	23.54	20.82	490,216
Third quarter	24.91	20.72	419,453
Fourth quarter	24.98	19.43	579,415
2009 Quarterly Periods
First quarter	24.66	20.68	537,074
Second quarter	26.56	21.35	626,257
Third quarter	27.96	17.22	1,369,280
Fourth quarter	27.55	17.71	1,092,051
2009 Monthly Periods
January	27.55	23.52	1,077,301
February	24.35	20.62	1,069,640
March	21.69	17.71	1,124,816
April	19.99	18.20	871,396
May	21.36	18.18	595,295
June (through June 19)	20.99	18.70	471,731

The Shares are also listed on the LSE.

From 1999 to 2005, NTT engaged in a series of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT. At the ordinary general meeting of shareholders of NTT held on June 28, 2005, a resolution was approved authorizing NTT to buy back 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2006. In accordance with this resolution, NTT acquired a total of 1,116,743 of its own Shares at a total acquisition cost of ¥539,387 million on September 6, 2005.

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

At the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares (equivalent to 45,000,000 Shares after the stock split that took effect on January 4, 2009) from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution was adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split. Pursuant to this resolution, NTT repurchased 341,307 Shares of its common stock at an aggregate cost of ¥169.767 billion between June 27, 2008 and August 20, 2008 and between December 1, 2008 and December 22, 2008. After the stock split described above, NTT repurchased 6,386,800 Shares of its common stock at an aggregate cost of ¥30.232 billion between January 5, 2009 and January 14, 2009.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, please see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Corporation Law relating to joint stock corporations (kabushiki kaisha), which came into effect on May 1, 2006, and related legislation, all as currently in effect. As to the NTT Law, please see “Item 4—Information on the Company—Regulations—Review of the NTT Law” above.

General

All issued Shares are fully-paid and non-assessable and are in registered form. On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this new system. On the same day, all of the then existing physical share certificates for the Shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account managing institution unless such person itself has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law and are authorized to conduct book entry activities on the new clearing system. Only those financial institutions that meet certain additional stringent requirements of the Book-Entry Law can open an account directly at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the transferred shares is recorded to the transferee’s account at an account managing institution or JASDEC. The holder of an account at an account managing institution or JASDEC is presumed to be the legal owner of the shares held in such account.

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against NTT, except in limited circumstances, a shareholder must have its name and address registered in NTT’s register of shareholders. Under the new clearing system, such registration is made upon NTT’s receipt of the necessary information from JASDEC. See “—Transfer Agent” and “—Record Date” below.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address through the relevant account managing institutions and JASDEC to NTT. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services at market rates. Notices from NTT to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of surplus” (“surplus” is defined below under “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described below under “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if all the requirements described in (a) through (c) are met:

(a)	NTT’s Articles of Incorporation provide that the board of directors has the authority to determine to make distributions of surplus;

(b)	the normal term of office of NTT’s directors terminates on or prior to the date of the conclusion of the ordinary general meeting of shareholders held for the last fiscal year ending within one year after the election of the directors to office; and

(c)	NTT’s non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

At present, in the case of NTT, the requirements described in (a) and (b) above are not met. Nevertheless, NTT is permitted to make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of its board of directors once per fiscal year under NTT’s Articles of Incorporation and the Corporation Law. Under the NTT Law, approval of the Minister of Internal Affairs and Communications is also required for the distribution of surplus. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Under NTT’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the board of directors. In addition, under the Corporation Law, NTT may make further distributions of surplus by a resolution of a general meeting of shareholders as mentioned above. NTT shall be exempted from the obligation to make distributions of surplus after three years have elapsed from the date on which the shareholders were in default of receipt of distributions.

Distributions of surplus may be made in cash or in kind (except for interim dividends which must be paid in cash) in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (please see “—Voting Rights” with respect to a “special resolution”).

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. Currently, the price of the Shares generally goes ex-dividend on the third business day prior to the record date. The price of the Shares, however, is expected to go ex-dividend generally on the second business day prior to the record date, pursuant to an amendment of the rules of the Japanese stock exchanges which will become effective in or around November 2009.

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

A + B + C + D – (E + F + G)

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

(a)	the book value of NTT’s treasury stock, as of the effective date of the distribution,

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

NTT may elect to be treated as a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha). In this case, NTT would be required to further deduct from the amount of surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on its non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by the ordinance of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth by the ordinance of the Ministry of Justice appearing on its consolidated balance sheet as of the end of the last fiscal year.

If NTT has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Corporation Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for NTT’s treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. NTT may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by NTT must be audited by its corporate auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

Capital and Reserves

When NTT issues new Shares, the entire amount of money or other assets paid or contributed by subscribers for such Shares is required to be accounted for as stated capital, although NTT may account for an amount not exceeding one-half of the amount of such subscription money or other assets as additional paid-in capital by resolution of the board of directors.

NTT may reduce its additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, NTT may reduce its stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, NTT may reduce its surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case, by resolution of a general meeting of shareholders.

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its board of directors. When a stock split is to be made, so long as the only type of outstanding stock of NTT is its common stock, it may increase the number of authorized Shares to the extent that the ratio of such increase in authorized Shares does not exceed the ratio of such stock split, by amending its Articles of Incorporation, which amendment may be made without approval by resolution of a general meeting of shareholders. Under the NTT Law, NTT is required to obtain the approval of the Minister of Internal Affairs and Communications for any amendment of its Articles of Incorporation. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Before a stock split, NTT must give public notice of the stock split specifying the record date not less than two weeks prior to such record date. Under the rules of the new clearing system, NTT must also inform JASDEC of certain matters regarding a stock split promptly after a resolution of its board of directors determining such stock split. On the effective date of the stock split, the numbers of Shares recorded in all accounts held by NTT’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Elimination of Fractional Shares

Under the Corporation Law, the fractional share system has been abolished. Fractional Shares existing as of May 1, 2006, however, remained outstanding. Because Japan’s new electronic central clearing system does not support the handling of fractional shares, NTT carried out a 100-for-1 stock split, effective on January 4, 2009, in order to convert any fractional Shares into full Shares. The record date for such stock split was January 3, 2009. NTT determined pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to adopt a unit share system, as described in “—Unit Share System” below, effective on January 4, 2009. Upon implementation of such stock split and adoption of such unit share system, all fractional Shares became Shares constituting less than one whole unit.

Unit Share System

NTT’s Articles of Incorporation were amended on January 4, 2009 pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to provide that 100 Shares constitute one “unit.”

Under the unit share system, a shareholder in principle has one vote for each whole unit of Shares held by it. Shares constituting less than one whole unit carry no voting rights and are excluded for the purposes of calculating a quorum for voting purposes. Moreover, holders of Shares constituting less than one whole unit have no other shareholder rights, except certain rights specified by law and in NTT’s Articles of Incorporation, including the right to receive any distribution of surplus.

Under the rules of the new clearing system, Shares constituting less than one whole unit are transferable. Under the rules of the Japanese stock exchanges, however, Shares constituting less than one whole unit do not currently comprise a trading unit, and accordingly may not be sold on Japanese stock exchanges.

Holders of Shares constituting less than one whole unit may at any time request NTT to purchase such Shares through the relevant account managing institutions and JASDEC. Pursuant to NTT’s Articles of Incorporation, any such holder may also request NTT to sell to such holder Shares constituting less than one whole unit which, when added to the Shares of such holder constituting less than one whole unit, shall constitute one whole unit. Under the new clearing system, such request must be made through the relevant account managing institutions and JASDEC. Such purchase or sale of Shares will be effected at the current market price as set out in the Corporation Law.

NTT’s board of directors is permitted to reduce the number of Shares that will constitute a unit or abolish the unit share system entirely by amending its Articles of Incorporation without approval by shareholders. A special resolution of a general meeting of shareholders is required to increase the number of Shares that will constitute a unit. The number of Shares constituting a unit may not exceed the lesser of 1,000 and one-two hundredth of the total number of issued Shares.

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

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter for consideration at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date of such meeting. If NTT’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting Rights

A holder of Shares constituting one or more units is in principle entitled to one vote for each whole unit of Shares. However, in general, neither NTT nor any corporate or other entity one-quarter or more of the total voting rights of which are directly or indirectly held by NTT has voting rights in respect of such Shares held by NTT or such entity.

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its directors and corporate auditors is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its directors. The shareholders may exercise their voting rights in writing or through proxies; provided that the proxies are, in principle, also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions;

(v)	removal of NTT’s corporate auditors;

(vi)	exemption from a portion of liability of NTT’s directors, corporate auditors or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company;

(xii)	merger;

(xiii)	corporate split;

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan); and

(vx)	dissolution or consolidation.

However, under the Corporation Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above, and such matter may be decided by the board of directors, if it satisfies certain criteria prescribed by the Corporation Law. Under the NTT Law, the approval of the Minister of Internal Affairs and Communications is required for some of the above matters. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s board of directors determines, subject to the limitations as to the issuance of new Shares at a “specially favorable” price mentioned in “—Voting Rights.” NTT’s board of directors may, however, determine that shareholders be given subscription rights to Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. Under the NTT Law, NTT is required to obtain the approval of the Minister of Internal Affairs and Communications to issue new shares, subject to certain exceptions. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Stock Acquisition Rights

NTT may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire Shares from NTT, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. NTT may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by NTT’s board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights.” Under the NTT Law, NTT is required to obtain the approval of the Minister of Internal Affairs and Communications to issue bonds with stock acquisition rights. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Transfer Agent

NTT’s transfer agent is The Chuo Mitsui Trust and Banking Company, Limited. (“Chuo Mitsui Trust”). Chuo Mitsui Trust maintains NTT’s register of shareholders and registers the names and addresses of NTT’s shareholders and other relevant information in NTT’s register of shareholders upon notice thereof from JASDEC, as described in “—Record Date” below.

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

Under the rules of the new clearing system, NTT is required to give notice of each record date to JASDEC promptly after the resolution of NTT’s board of directors determining such record date. JASDEC is required to promptly give NTT notice of the names and addresses of NTT’s shareholders, the numbers of Shares held by them and other relevant information as of such record date.

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

Exchange Controls and Other Limitations Affecting Security Holders

General

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by “non-residents of Japan” and “foreign investors” (each as defined below). For purposes of determining ownership interests under the Foreign Exchange Regulations, the Depositary is deemed to be the owner of the Shares underlying the ADSs.

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

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: an acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor’s holding, directly or indirectly, 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

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

American Depositary Shares

Neither the deposit of Shares by a non-resident of Japan, the issuance by the Depositary to a non-resident of Japan of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares by a non-resident of Japan upon surrender of ADRs is subject to any formalities or restrictions referred to under “Acquisition of Shares” above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under “Acquisition of Shares” above.

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

Restrictions on Foreign Ownership

Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares, have been allowed to own Shares. Currently, NTT is prohibited from registering in its register of shareholders shareholder ownership, individually or in the aggregate, equal to or exceeding one-third of NTT’s total voting rights by persons or bodies listed below:

(i)	anyperson who is not of Japanese nationality;

(ii)	anyforeign government or any of its representatives;

(iii)	anyforeign juridical person or association; and

(iv)	anyjuridical person or association:

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

As of March 31, 2009, foreign ownership of NTT’s Shares was 22.5%.

Following the Effective Date, the operator of the new electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate any shareholders constituting persons or bodies as listed in (i) through (iii) above and any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the new electronic share clearing system, please see “Item 10—Additional Information—Description of the Shares—General.”

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

The rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20%, subject to any applicable income tax treaty. However, with respect to dividends paid by NTT to any non-resident holders, except for any individual shareholder who holds 5% or more of the total issued Shares, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012.

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

For purposes of the Convention and Japanese tax law, United States holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the Shares underlying the ADSs.

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

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a

United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Under current law, a maximum 15% U.S. tax rate is imposed on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for the period that commences on January 1, 2003, and ends December 31, 2010. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In the case of a U.S. non-corporate holder for whom the reduced 15% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring after December 31, 2010, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on other income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid certain dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the “general” basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder’s allowable foreign tax credit may be reduced.

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

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as foreign currency exchange rates, interest rates and the stock prices of investments.

NTT Group from time to time utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated as part of debt instruments or financial assets and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt instruments or financial assets.

No specific hedging activities are taken against the price fluctuations of securities held by NTT Group as marketable securities.

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities included in marketable securities and other investments. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2009:

	2009
	Cost/carrying amount	Fair value(1)
	(in millions of yen)
Available-for sale securities	¥156,735	¥170,551
Held-to-maturity securities	¥8,937	¥9,095

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2009
	Cost/carrying amount	Fair value(1)
	(in millions of yen)
Due within 1 year	¥1,701	¥1,702
Due after 1 year through 5 years	6,936	7,087
Due after 5 years through 10 years	300	306
Due after 10 years	—	—

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2009.

Amounts related to forward foreign exchange contracts and currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

Interest Rate Risk

Market risk for changes in interest rates, to which NTT Group is exposed, relates principally to debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert underlying floating rate debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts may be entered into to hedge the risk of a rise in the interest rate of underlying debt.

The following tables provide information about NTT Group’s financial instruments that are affected by changes in interest rates including debt obligations and interest rate swaps.

For debt obligations, the table presents cash flows by expected maturity dates, weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are based on the interest rates which were applicable as of March 31, 2009.

The information is presented in Japanese yen equivalents, and classified by currency, Japanese yen and foreign currencies, according to the financial instruments’ actual cash flows.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2010	2011	2012	2013	2014	Thereafter	Total
		(in millions of yen)
Long-term debt including
current portion
Japanese yen bonds:	1.5%	¥(297,645)	¥(485,531)	¥(407,959)	¥(321,561)	¥(282,091)	¥(779,751)	¥(2,574,538)	¥(2,616,407)
Swiss franc bonds:	2.1%	0	0	0	(69,177)	0	0	(69,177)	(66,668)
Euro bonds:	4.1%	0	0	(65,670)	0	0	(98)	(65,768)	(68,529)
Borrowings from banks—
Japanese yen loans:	1.5%	(301,297)	(281,947)	(216,476)	(232,342)	(301,098)	(229,915)	(1,563,075)	(1,576,310)
U.S. dollar loans:	2.9%	(2,769)	(2,634)	(1,563)	(3,088)	(354)	(8,029)	(18,437)	(19,725)
GBP loans:	6.0%	(669)	(228)	(233)	0	0	0	(1,130)	(1,216)
Euro loans:	5.3%	(627)	(76)	(197)	(277)	0	(1,375)	(2,552)	(3,088)
Swiss franc loans:	3.2%	(34)	(18)	0	0	0	0	(52)	(53)

Subtotal		(603,041)	(770,434)	(692,098)	(626,445)	(583,543)	(1,019,168)	(4,294,729)	(4,351,996)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		0	(4)	2,268	(3,625)	(84)	0	(1,445)	(1,445)

Total		¥(603,041)	¥(770,438)	¥(689,830)	¥(630,070)	¥(583,627)	¥(1,019,168)	¥(4,296,174)	¥(4,353,441)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2010	2011	2012	2013	2014	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥219,634	¥172,930	¥137,780	¥90,780	¥29,500	¥18,000	¥(1,611)
Average pay rate	1.2%	1.3%	1.2%	1.2%	1.4%	1.7%
Average receive rate	1.0%	1.0%	1.0%	1.1%	1.1%	1.4%
Fixed to Floating (Japanese yen)	¥235,800	¥235,800	¥165,800	¥0	¥0	¥0	¥3,433
Average pay rate	1.0%	1.0%	1.1%	0.0%	0.0%	0.0%
Average receive rate	1.5%	1.5%	1.6%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥21,000	¥21,000	¥21,000	¥0	¥0	¥0	¥163
Average pay rate	0.9%	0.9%	0.9%	0.0%	0.0%	0.0%
Average receive rate	1.2%	1.2%	1.2%	0.0%	0.0%	0.0%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 4, 2009, each Share was split into 100 Shares, and the ratio of ADSs to underlying Shares was changed from 200-to-1 to 2-to-1. For more information about the stock split, please see “Item 9—The Offer and Listing” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2009. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2009 to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s annual report on internal control over financial reporting

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2009. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2009, NTT’s internal control over financial reporting is effective based on those criteria.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor is KPMG AZSA & Co. (“KPMG”).

The aggregate fees billed for each of the fiscal years ended March 31, 2008 and March 31, 2009 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2009	2008
	(in millions of yen)
Audit Fees	¥2,845	¥2,345
Audit-Related Fees	3	8
Tax Fees	61	63
All Other Fees	17	—

Total Fees	¥2,927	¥2,417

Audit Fees were billed for professional services rendered by KPMG for the audit of NTT’s and its subsidiaries’ annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees were billed for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of NTT’s and its subsidiaries’ financial statements, such as the issuance of comfort letters in connection with corporate bond offerings, and that are not reported under Audit Fees.

Tax Fees were billed for professional services rendered by KPMG for tax returns and tax consultation services.

All Other Fees were billed for services provided by KPMG, such as an information systems review, which are not reported in Audit Fees, Audit-Related Fees or Tax Fees.

Pre-approval Policies and Procedures that were approved by the Company’s Board of Directors and the Board of Audit

Any contract of NTT and/or its subsidiaries with KPMG and its affiliates must be approved by NTT’s board of audit before the engagement of the relevant accountants. Approval of NTT’s board of directors is also required for contracts meeting a specified level of materiality. NTT’s board of directors and the board of audit have pre-approved NTT and/or its subsidiaries entering into contracts with KPMG and its affiliates for services consisting of preparation of tax returns and interfacing with the tax authorities in relation thereto, and NTT’s board of directors and the board of audit are to be informed of each such service.

All of the services provided by KPMG and its affiliates were approved by NTT’s board of directors and the board of audit pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased(1)(2)(3)	(b) Average Price Paid per Share (or Unit)(2)	(c) Total Numbers of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs(2)
April 1, 2008 to April 30, 2008	4,582	¥4,507	0	0
May 1, 2008 to May 31, 2008	4,518	¥4,719	0	45,000,000
June 1, 2008 to June 30, 2008	5,442	¥5,055	0	45,000,000
July 1, 2008 to July 31, 2008	10,313,711	¥5,200	10,146,200	34,853,800
August 1, 2008 to August 31, 2008	8,813,664	¥5,381	8,778,900	26,074,900
September 1, 2008 to September 30, 2008	17,166	¥5,063	0	26,074,900
October 1, 2008 to October 31, 2008	10,584	¥4,486	0	26,074,900
November 1, 2008 to November 30, 2008	5,905	¥4,284	0	26,074,900
December 1, 2008 to December 31, 2008	15,227,750	¥4,588	15,205,600	10,869,300
January 1, 2009 to January 31, 2009	6,386,800	¥4,734	6,386,800	4,482,500
February 1, 2009 to February 29, 2009	4,477	¥4,312	0	4,482,500
March 1, 2009 to March 31, 2009	6,146	¥3,903	0	0

(1)

At the board of directors’ meeting held on May 13, 2008, the board approved a resolution to carry out a 100-for-1 stock split effective January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system. In the same meeting, the board of directors resolved that NTT may acquire up to 450,000 outstanding Shares of its common stock (equivalent to 45,000,000 Shares after the stock split) at an aggregate cost not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. After the stock split, the maximum number of Shares to be repurchased is calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

(2)	The figures provided are calculated based on the number of Shares after the stock split that took effect on January 4, 2009.
(3)	The number of Shares purchased includes less-than-one-unit Shares and fractional Shares, and from April 1, 2008 to March 31, 2009, NTT purchased 283,245 such Shares.

ITEM 16F—CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Application of this Item does not apply until our annual report for the fiscal year ending March 31, 2010.

ITEM 16G—CORPORATE GOVERNANCE

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

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice as described in “Item 6—Directors, Senior Management and Employees—Board Practices—Board of Audit.”

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2008 and 2009, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2007, 2008 and 2009 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-88.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof).

1.2	Amended Share Handling Regulations of NTT.

1.3	Amended Regulations of Board of Directors (incorporated by reference to NTT’s Form 20-F filed June 30, 2008).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

*	Deemed to be furnished to the SEC.

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ SATOSHI MIURA
Satoshi Miura President Chief Executive Officer

Date: June 30, 2009

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of independent registered public accounting firm issued by KPMG AZSA & Co.	F-2

A copy of report of independent registered public accounting firm for the fiscal year ended March 31, 2007, previously issued by MISUZU PricewaterhouseCoopers(*)	F-4

Report of other auditor for the fiscal year ended March 31, 2007	F-6

Consolidated balance sheets at March 31, 2008 and 2009	F-7

Consolidated statements of income for each of the three years ended March 31, 2009	F-9

Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2009	F-10

Consolidated statements of cash flows for each of the three years ended March 31, 2009	F-11

Notes to consolidated financial statements	F-13

Financial statement schedule for each of the three years ended March 31, 2009:

Schedule II—Valuation and qualifying accounts	F-67

(*)	The consolidated financial statements for the year ended March 31, 2007, were audited by MISUZU PricewaterhouseCoopers (“MISUZU”), which ceased operations in 2007. NTT has included a copy of MISUZU’s audit report included in NTT’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which was filed on June 29, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited the March 31, 2009 and 2008 consolidated financial statements of Nippon Telegraph and Telephone Corporation and subsidiaries, as listed in the accompanying index. In connection with our audits of the March 31, 2009 and 2008 consolidated financial statements, we also have audited the March 31, 2009 and 2008 financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. The March 31, 2007 consolidated financial statements and financial statement schedule of Nippon Telegraph and Telephone Corporation and subsidiaries as listed in the accompanying index, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, before the retroactive effect to the March 31, 2007 consolidated financial statements described in Note 7 to the consolidated financial statements for the change in accounting related to an investment that qualified for the equity method of accounting during the year ended March 31, 2008, in their report dated June 28, 2007.

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

In our opinion, the March 31, 2009 and 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related March 31, 2009 and 2008 financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed above, the March 31, 2007 consolidated financial statements of Nippon Telegraph and Telephone Corporation and subsidiaries as listed in the accompanying index were audited by other auditors who have ceased operations. As described in Note 7, these consolidated financial statements have been retroactively adjusted for the change in accounting related to an investment that qualified for the equity method of accounting during the year ended March 31, 2008. We audited the retroactive adjustments that were applied to revise the March 31, 2007 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the March 31, 2007 consolidated financial statements of Nippon Telegraph and Telephone Corporation and subsidiaries other than with respect to such adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2007 consolidated financial statements taken as a whole.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2009 expressed an unqualified opinion on the effectiveness of Nippon Telegraph and Telephone Corporation’s internal control over financial reporting.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended, and our report dated June 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 29, 2009

This is a copy of the audit report previously issued by MISUZU PricewaterhouseCoopers (“MISUZU”) in connection with NTT’s filing of its Annual Report on Form 20-F for the fiscal year ended March 31, 2007. MISUZU has ceased operations and this audit report has not been reissued by MISUZU in connection with this Annual Report on Form 20-F for the fiscal year ended March 31, 2009. The consolidated financial statements as of March 31, 2007 and 2006 and for the fiscal years ended March 31, 2006 and 2005, and management’s assessment of effectiveness of internal control over financial reporting as of March 31, 2007 are not required to be presented in this Annual Report.

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

Tokyo, Japan

June 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Shareholders

NTT DoCoMo, Inc.:

We have audited the consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows of NTT DoCoMo, Inc. and subsidiaries for the year ended March 31, 2007. In connection with our audit of these consolidated financial statements, we also have audited the financial statement schedule of Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the result of operations and the cash flows of NTT DoCoMo, Inc. and subsidiaries for the year ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 19, 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars (Note 3)
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Note 5)	¥1,169,566	¥1,052,777	$10,743
Short-term investments	17,566	20,264	207
Notes and accounts receivable, trade (Note 4)	1,843,468	1,947,765	19,875
Allowance for doubtful accounts	(36,286)	(45,208)	(461)
Inventories (Note 6)	343,978	313,494	3,199
Prepaid expenses and other current assets (Notes 10 and 21)	375,661	512,479	5,229
Deferred income taxes (Note 12)	276,178	266,480	2,719

Total current assets	3,990,131	4,068,051	41,511

Property, plant and equipment (Notes 2 and 17):
Telecommunications equipment	14,699,272	14,705,383	150,055
Telecommunications service lines	13,701,735	13,968,838	142,539
Buildings and structures	5,792,345	5,770,337	58,881
Machinery, vessels and tools	1,761,348	1,755,854	17,917
Land	1,078,118	1,111,734	11,344
Construction in progress	301,722	305,167	3,114

	37,334,540	37,617,313	383,850
Accumulated depreciation	(26,948,961)	(27,415,794)	(279,753)

Net property, plant and equipment	10,385,579	10,201,519	104,097

Investments and other assets (Note 2):
Investments in affiliated companies (Note 7)	416,140	622,735	6,354
Marketable securities and other investments (Note 8)	347,899	277,375	2,830
Goodwill (Notes 9 and 19)	427,888	453,617	4,629
Other intangibles (Note 9)	1,384,311	1,406,991	14,357
Other assets (Notes 11 and 21)	959,096	894,828	9,131
Deferred income taxes (Note 12)	607,735	871,272	8,891

Total investments and other assets	4,143,069	4,526,818	46,192

Total assets	¥18,518,779	¥18,796,388	$191,800

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars (Note 3)
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 10)	¥568,068	¥388,028	$3,959
Current portion of long-term debt (Notes 10 and 21)	659,598	603,041	6,153
Accounts payable, trade (Note 4)	1,492,450	1,302,607	13,292
Accrued payroll	466,689	454,575	4,639
Accrued interest	11,809	12,481	127
Accrued taxes on income	234,074	288,803	2,947
Accrued consumption tax	36,074	28,326	289
Advances received	98,261	114,934	1,173
Deposit received	96,262	275,089	2,807
Other (Note 21)	248,624	226,315	2,310

Total current liabilities	3,911,909	3,694,199	37,696

Long-term liabilities (Note 2):
Long-term debt (Notes 10 and 21)	3,416,740	3,691,688	37,670
Obligations under capital leases (Note 17)	60,488	47,394	484
Liability for employees’ retirement benefits (Note 11)	1,294,813	1,639,785	16,733
Other (Notes 12 and 21)	560,070	577,692	5,894

Total long-term liabilities	5,332,111	5,956,559	60,781

Minority interests in consolidated subsidiaries	1,863,998	1,847,520	18,852

Shareholders’ equity (Note 14):
Common stock, no par value—
Authorized—61,929,209 shares in 2008 and 6,192,920,900 shares in 2009
Issued—15,741,209 shares in 2008 and 1,574,120,900 shares in 2009	937,950	937,950	9,571
Additional paid-in capital	2,841,079	2,841,037	28,990
Retained earnings (Notes 7 and 14)	4,663,296	5,066,637	51,701
Accumulated other comprehensive income (loss) (Notes 8, 11, 14 and 21)	(26,428)	(341,917)	(3,489)
Treasury stock, at cost (Note 14)—
2,102,471 shares in 2008 and 250,844,167 shares in 2009	(1,005,136)	(1,205,597)	(12,302)

Total shareholders’ equity	7,410,761	7,298,110	74,471

Commitments and contingent liabilities (Note 22)
Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,796,388	$191,800

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars (Note 3)
Operating revenues (Note 4):
Fixed voice related services (Note 2)	¥3,113,549	¥2,831,138	¥2,581,041	$26,337
Mobile voice related services	3,021,263	2,739,832	2,283,890	23,305
IP / packet communications services	2,247,948	2,567,440	2,897,976	29,571
Sale of telecommunication equipment	583,349	653,499	709,590	7,241
System integration	1,092,738	1,156,997	1,211,681	12,364
Other	701,703	731,985	732,127	7,471

	10,760,550	10,680,891	10,416,305	106,289

Operating expenses (Notes 4 and 18):
Cost of services (exclusive of items shown separately below)	2,325,712	2,419,148	2,436,234	24,860
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,333,237	1,262,789	936,142	9,552
Cost of system integration (exclusive of items shown separately below)	737,271	794,867	788,294	8,044
Depreciation and amortization (Note 9)	2,097,327	2,161,878	2,139,175	21,828
Impairment losses	3,620	5,032	4,340	44
Selling, general and administrative expenses (Note 18)	3,140,587	3,047,236	2,993,164	30,543
Goodwill and other intangible assets impairments (Note 9)	15,781	2,888	9,204	94
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 11)	—	(317,556)	—	—

	9,653,535	9,376,282	9,306,553	94,965

Operating income (loss) (Note 2)	1,107,015	1,304,609	1,109,752	11,324

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(69,533)	(63,775)	(58,887)	(601)
Interest income	27,088	24,495	26,629	272
Other, net (Notes 8 and 21)	68,132	56,962	27,669	282

	25,687	17,682	(4,589)	(47)

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,132,702	1,322,291	1,105,163	11,277

Income tax expense (benefit) (Note 12):
Current	298,177	377,065	472,300	4,819
Deferred	168,375	143,712	(102,217)	(1,043)

	466,552	520,777	370,083	3,776

Income (loss) before minority interests, equity in earnings (losses) of affiliated companies	666,150	801,514	735,080	7,501
Minority interests in consolidated subsidiaries	(194,825)	(197,384)	(194,485)	(1,984)
Equity in earnings (losses) of affiliated companies (Note 7)	10,043	31,026	(1,916)	(20)

Net income (loss) (Note 2)	¥481,368	¥635,156	¥538,679	$5,497

	2007	2008	2009	2009
	Shares or Yen			U.S. dollars (Note 3)
Per share of common stock (Note 14):
Weighted average number of shares outstanding	1,382,076,916	1,377,561,362	1,345,302,411
Net income (loss) (Note 2)	¥348.29	¥461.07	¥400.41	$4.09
Cash dividends to be paid to shareholders of record date	¥80.00	¥90.00	¥110.00	$1.12

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars (Note 3)
Common stock:
At beginning of year	¥937,950	¥937,950	¥937,950	$9,571

At end of year	937,950	937,950	937,950	9,571

Additional paid-in capital:
At beginning of year	2,843,108	2,844,103	2,841,079	28,991
Other	995	(3,024)	(42)	(1)

At end of year	2,844,103	2,841,079	2,841,037	28,990

Retained earnings (Notes 7 and 14):
At beginning of year	3,760,991	4,145,608	4,663,296	47,585
Cash dividends	(96,751)	(117,468)	(135,338)	(1,381)
Net income (loss)	481,368	635,156	538,679	5,497

At end of year	4,145,608	4,663,296	5,066,637	51,701

Accumulated comprehensive income (loss) (Notes 8, 11, 14 and 21):
At beginning of year	99,417	102,529	(26,428)	(270)
Other comprehensive income (loss)	(17,268)	(128,957)	(315,489)	(3,219)
Adjustment to initially apply SFAS No.158	20,380	—	—	—

At end of year	102,529	(26,428)	(341,917)	(3,489)

Treasury stock, at cost (Note 14)
At beginning of year	(907,088)	(909,422)	(1,005,136)	(10,256)
Net change in treasury stock	(2,334)	(95,714)	(200,461)	(2,046)

At end of year	(909,422)	(1,005,136)	(1,205,597)	(12,302)

Shareholders’ equity at end of year	¥7,120,768	¥7,410,761	¥7,298,110	$74,471

Summary of total comprehensive income (loss)
Net income (loss) (Note 2)	¥481,368	¥635,156	¥538,679	$5,497
Other comprehensive income (loss) (Notes 8, 11, 14 and 21)	(17,268)	(128,957)	(315,489)	(3,219)

Comprehensive income (loss)	¥464,100	¥506,199	¥223,190	$2,278

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from operating activities:
Net income (loss) (Note 2)	¥481,368	¥635,156	¥538,679	$5,497
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 9)	2,097,327	2,161,878	2,139,175	21,828
Impairment losses	3,620	5,032	4,340	44
Deferred taxes (Note 12)	168,375	143,712	(102,217)	(1,043)
Minority interest in consolidated subsidiaries	194,825	197,384	194,485	1,984
Goodwill and other intangible assets impairments (Note 9)	15,781	2,888	9,204	94
Loss on disposal of property, plant and equipment	136,167	140,511	120,893	1,234
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 11)	—	(317,556)	—	—
Gains on sales of property, plant and equipment	(60,147)	(58,494)	(78,171)	(797)
Equity in (earnings) losses of affiliated companies (Note 7)	(10,043)	(31,026)	1,916	20
(Increase) decrease in notes and accounts receivable, trade	(280,524)	289,627	(69,928)	(714)
(Increase) decrease in inventories (Note 6)	83,975	(34,582)	30,330	309
(Increase) decrease in other current assets	42,160	(23,310)	(53,711)	(548)
Increase (decrease) in accounts payable, trade and accrued payroll	(76,918)	(80,883)	(204,483)	(2,087)
Increase (decrease) in accrued consumption tax	18,689	(9,632)	(7,735)	(79)
Increase (decrease) in accrued interest	(2,387)	(2,732)	701	7
Increase (decrease) in advances received	(15,042)	50,875	16,764	171
Increase (decrease) in accrued taxes on income	(107,406)	125,494	55,247	564
Increase (decrease) in other current liabilities	(38,334)	(12,562)	(30,722)	(313)
Increase (decrease) in liability for employees’ retirement benefits	(116,380)	(183,377)	(27,049)	(276)
Increase (decrease) in other long-term liabilities	(63,181)	51,957	63,490	648
Other	(110,636)	40,432	(87,108)	(889)

Net cash provided by (used in) operating activities	¥2,361,289	¥3,090,792	¥2,514,100	$25,654

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars (Note 3)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,608,505)	¥(1,259,719)	¥(1,411,979)	$(14,408)
Proceeds from sale of property, plant and equipment	82,035	81,991	102,170	1,043
Payments for purchase of non-current investments	(72,146)	(199,780)	(393,454)	(4,015)
Proceeds from sale and redemption of non-current investments	71,253	124,183	50,693	517
Payments for purchase of short-term investments	(8,381)	(14,293)	(37,549)	(383)
Proceeds from redemption of short-term investments	4,632	5,586	37,467	382
Acquisition of intangibles and other assets	(619,878)	(728,610)	(617,006)	(6,296)

Net cash provided by (used in) investing activities	(2,150,990)	(1,990,642)	(2,269,658)	(23,160)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 10)	477,517	508,922	907,601	9,261
Payments for settlement of long-term debt (Note 10)	(854,825)	(878,267)	(659,634)	(6,731)
Proceeds from issuance of short-term debt	3,455,247	2,861,490	4,067,859	41,509
Payments for settlement of short-term debt	(3,526,025)	(2,709,385)	(4,248,234)	(43,349)
Dividends paid	(96,751)	(117,468)	(135,338)	(1,381)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 14)	(1,339)	(95,650)	(200,503)	(2,046)
Acquisition of treasury stocks by subsidiary (Note 19)	(157,656)	(173,002)	(136,846)	(1,396)
Other	(127,998)	(123,024)	51,756	528

Net cash provided by (used in) financing activities	(831,830)	(726,384)	(353,339)	(3,605)

Effect of exchange rate changes on cash and cash equivalents	6,949	(455)	(7,892)	(81)

Net increase (decrease) in cash and cash equivalents	(614,582)	373,311	(116,789)	(1,192)
Cash and cash equivalents at beginning of year	1,410,837	796,255	1,169,566	11,935

Cash and cash equivalents at end of year (Note 5)	¥796,255	¥1,169,566	¥1,052,777	$10,743

Cash paid during the year for:
Interest	¥71,761	¥66,568	¥58,215	$594
Income taxes, net	418,936	237,311	403,850	4,121
Noncash investing and financing activities:
Capital lease obligations incurred during the year	17,034	7,694	31,019	317
Acquisition of stocks through share exchanges (Note 8)	¥—	¥19,864	¥—	$—

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

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 33.7% as of March 31, 2009. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

The accompanying consolidated financial statements contain the necessary adjustments, reclassifications and disclosures to conform with accounting principles generally accepted in the United States of America.

Significant accounting policies are as follows:

(1)	Application of New Accounting Standards

Fair Value Measurements—

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, for fair value measurements of financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. SFAS 157 also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group. Further explanation is provided in Note 15.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2008, the Financial Accounting Standards Board (“FASB”) issued the FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” and delayed the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. NTT Group elected a partial deferral of SFAS 157 under the provision of FSP FAS 157-2 related to the measurement of fair value of nonfinancial assets and nonfinancial liabilities such as long-lived assets and goodwill.

The Fair Value Option for Financial Assets and Financial Liabilities—

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of the FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the fiscal year ended March 31, 2009.

Disclosures about Derivative Instruments and Hedging Activities—

Effective January 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives within the financial statements, how the provisions of Statement 133 have been applied and the impact that hedging activities have on an entity’s financial position, financial performance, and cash flows. The additional SFAS 161 disclosures about NTT Group’s use of derivatives and hedging activities are included in Note 21.

The Hierarchy of Generally Accepted Accounting Principles—

Effective November 15, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the hierarchy of generally accepted accounting principles explicitly and directly applicable to the preparers of financial statements, a step that recognizes the preparers’ responsibilities for selecting the accounting principles for their financial statements. The adoption of SFAS 162 did not have an impact on the results of operations or the financial position of NTT Group.

(2)	Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, its subsidiaries, and variable interest entities (“VIEs”) that are consolidated in accordance with FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin (“ARB”) No. 51”. All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT has the ability to exercise significant influence over the affiliated companies, are accounted for under the equity method. Investments with less than 20% ownership interest in various companies whereby NTT Group does not have the ability to exercise significant influence are recorded using the cost method of accounting.

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

Use of estimates—

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles, goodwill, investments, employees’ retirement benefits and income taxes.

As 2G mova mobile phone service subscribers have been steadily migrating to 3G service, FOMA, in mobile communications business, NTT Group has decided to terminate mova services on March 31, 2012 and to concentrate its management resources on FOMA services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the mova services. The change resulted in a decrease of ¥60,072 million ($613 million) in operating income, ¥23,539 million ($240 million) in net income, and ¥17.50 ($0.18) in net income per share for the fiscal year ended March 31, 2009.

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA (3G wireless services) and mova (2G wireless services)) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten subscriptions. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

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

Sales of telecommunication equipment are recognized as income upon delivery of the equipment to purchasers, primarily agent reseller, when title to the product, and the risk and rewards of ownership have been substantially transferred. Certain commissions paid to purchasers, primarily agent resellers, are recognized as a reduction of sales of telecommunication equipment in accordance with Emerging Issues Task Force Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

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

Revenues from system integration services are recognized as works on contracts progress. However, revenues are recognized upon completion of the contracted services, in cases where the contract period is short and the difference in the impact on the financial position and/or results of operations is immaterial, or in cases where it is difficult to make a reasonable estimate on the progress of the contracted work.

Provision for estimated losses on system integration projects, if any, is made in the fiscal period in which the loss becomes evident.

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

Foreign currency translation and transactions—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are recognized as a component of accumulated other comprehensive income (loss).

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency receivables and payables are re-measured at appropriate year-end exchange rates and the resulting foreign currency transaction gains or losses are recorded as “Other, net” in the consolidated statements of income.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to software production cost including labor and subcontractors’ cost based on contracts with customers. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO disposed of obsolete handsets during the fiscal years ended March 31, 2007, 2008 and 2009 resulting in losses totaling ¥21,353 million, ¥16,946 million and ¥14,180 million ($145 million), respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties (estimated economic life) are as follows:

Digital switch equipment (including wireless telecommunications equipment)	8 to 16 years
Cables	13 to 21 years
Tubes and tunnels	50 years
Reinforced concrete buildings	42 to 56 years
Machinery, vessels and tools	3 to 26 years

Depreciation expense is computed based on the total depreciable amount, which is cost, net of estimated residual value. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥71,010 million, ¥68,173 million and ¥63,893 million ($652 million), of which ¥1,477 million, ¥4,398 million and ¥5,006 million ($51 million) were capitalized for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

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

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with The American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Beginning with the adoption of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” as of April 1, 2007, the effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the changes in judgment occurs.

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

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are measured by inputs derived principally from observable market data provided by financial institutions.

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

Net income per share—

Basic net income per share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share. In January 2009, NTT effected the split of one share of its common stock into 100 shares. The computations of net income per share have been adjusted retroactively for all periods presented to reflect the stock split. For further details, see Note 14.

Comprehensive income—

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

Variable Interest Entities (VIEs)—

In accordance with FIN 46-R, NTT consolidates VIEs if NTT has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

VIEs with assets totaling approximately ¥239 billion and ¥233 billion ($2,378 million) as of March 31, 2008 and 2009, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥37 billion and ¥35 billion ($357 million) as of March 31, 2008 and 2009, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop real estate for rental and to lease software at March 31, 2009 are included in the consolidated balance sheets as follows:

	2009		2009
	Real estate for rental(*)	Lease software	Real estate for rental	Lease software
	Millions of yen		Millions of U.S. dollars
Current assets	¥19,144	¥5,343	$195	$55
Property, plant and equipment	208,165	8,974	2,124	92
Investments and other assets	5,525	21,139	56	216
Current liabilities	13,824	7,005	141	71
Long-term liabilities	134,251	12,907	1,370	132

(*)	Property, plant and equipment and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥139,832 million ($1,427 million) and Long-term debt totaling ¥91,389 million ($933 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There is no VIE in which NTT Group holds significant variable interest but is not the primary beneficiary as of March 31, 2009.

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

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities has concluded that the amount is immaterial.

Employees’ retirement benefits—

Effective March 31, 2007, in accordance with Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132R”, NTT recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

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

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should occur. Additionally, EITF 03-02 requires that the resultant gain, which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, be recognized as a subsidy from the government.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the obligations related to future employee services to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. In April 2007, NTT Kosei-Nenkin-Kikin applied for permission to be relieved of the remaining obligations related to past services to disburse the benefits covering

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the substitutional portion, and in July 2007, the approval was granted. As a result, NTT Kosei-Nenkin-Kikin converted to NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan), a defined-benefit corporate pension fund.

In February 2008, NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan) completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. In accordance with EITF 03-02, this settlement decreased operating expenses by ¥317,556 million and was accounted for as “Gain on transfer of the substitutional portion of the Employee Pension Fund” in the consolidated statement of income for the fiscal year ended March 31, 2008. For further details, see Note 11.

Recent pronouncements—

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141 (“SFAS 141R”), “Business Combinations.” SFAS 141R established principles and requirements regarding the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R will depend on future business combination transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the presentation that noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. SFAS160 also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The adoption of SFAS 160 will have an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, management does not believe the adoption of SFAS 160 will have a material impact on the results of operations or financial position of NTT Group.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60.” SFAS 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of NTT Group.

Out of period adjustments—

Deferred revenue for the expected future usage of the telephone cards issued by NTT Group was recognized at the beginning of the fiscal year ended March 31, 2008, but not in the prior years. Consequently, Operating revenue—Fixed voice related services decreased by ¥32,800 million in the consolidated statement of income for the fiscal year ended March 31, 2008. Management believes this out-of-period adjustment is immaterial to the results of operations or financial position of NTT Group for the fiscal year ended March 31, 2008 and prior fiscal years.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2009.

3.    Convenience translation into U.S. dollar amounts:

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the fiscal year ended March 31, 2009 have been translated into United States dollars at the rate of ¥98 = U.S.$1, the approximate current exchange rate prevailing on March 31, 2009. Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for convenience of the reader. This translation should not be construed as a representation that any or all the amounts shown could be converted into U.S. dollars at this or any other rate.

4.    Related party transactions:

NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2009 and the related balances at March 31, 2008 and 2009 were as follows:

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Operating revenues	¥34,083	¥12,489	¥14,929	$152

Operating expenses	¥195,272	¥85,740	¥98,661	$1,007

Receivables		¥7,634	¥9,478	$97

Payables		¥27,612	¥76,987	$786

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥7,639 million, ¥20,303 million and ¥18,446 million ($188 million), respectively.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2008 and 2009 comprised the following:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Cash	¥833,291	¥788,319	$8,044
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	10,000	29,984	306
Time deposits, certificates of deposit and other	326,275	234,474	2,393

Total	¥1,169,566	¥1,052,777	$10,743

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

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

6.    Inventories:

Inventories at March 31, 2008 and 2009 comprised the following:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Telecommunications equipment to be sold and materials	¥163,654	¥139,155	$1,420
Projects in progress	144,287	132,638	1,353
Supplies	36,037	41,701	426

Total	¥343,978	¥313,494	$3,199

7.    Investments in affiliated companies:

Philippine Long Distance Telephone Company—

From March 2007 to February 2008, NTT DOCOMO additionally acquired approximately 7% of outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines, for ¥98,943 million in the market. Together with the approximately 13% of PLDT outstanding common shares held before the additional acquisition by NTT DOCOMO, NTT Group held approximately 21% of the total outstanding common shares of PLDT as of March 31, 2008 and obtained the ability to exercise significant influence over PLDT. Accordingly, NTT Group accounted for its investment in PLDT by applying the equity method during the fiscal year ended March 31, 2008.

In accordance with APB No.18, NTT Group’s consolidated financial statements were retroactively adjusted in connection with the preparation of the March 31, 2008 consolidated financial statements, to apply the equity method of accounting for the investment in PLDT. The impact on the consolidated statement of income for the fiscal year ended March 31, 2007 is as follows:

Consolidated Statement of Income Items

	Year ended March 31, 2007
	Before adjustment	As adjusted	Effect of Accounting change
	Millions of yen
Total other income and expenses	¥30,986	¥25,687	¥(5,299)
Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,138,001	1,132,702	(5,299)
Income tax expense (benefit)	468,269	466,552	(1,717)
Minority interests in consolidated subsidiaries	(195,926)	(194,825)	1,101
Equity in earnings (losses) of affiliated companies	3,101	10,043	6,942
Net income (loss)	¥476,907	¥481,368	¥4,461

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended March 31, 2007
	Before adjustment	As adjusted	Effect of Accounting Change
	Yen
Per share of common stock:
Net income (loss)	¥345.07	¥348.29	¥3.22

NTT Group determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for NTT Group’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. During the fiscal year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in earnings (losses) of affiliated companies. As a result, “Equity in earnings (losses) of affiliated companies” in consolidated statements of income for the fiscal year ended March 31, 2009 decreased by ¥3,991 million ($41 million) and “Investments in affiliated companies” in consolidated balance sheets as of March 31, 2009 decreased by ¥6,754 million ($69 million).

Tata Teleservices Limited—

On November 12, 2008, NTT DOCOMO entered into a capital alliance with Tata Teleservices Limited (“TTSL”) and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, NTT Group acquired approximately 26% of outstanding common shares of TTSL for ¥252,321 million ($2,544,841 thousand) pursuant to the capital alliance, and accounted for the investment by applying the equity method. NTT Group is currently in the process of determining the estimated fair value of tangible, intangible and other assets and liabilities of TTSL with the assistance of an independent third party appraiser in order to recognize and account for NTT Group’s share of identifiable intangible assets and embedded goodwill of its investment in equity in TTSL. The purchase price allocation will be complete within the fiscal year ending March 31, 2010.

Impairment—

NTT Group reviews the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary on a regular basis. As a result of such evaluations, NTT Group recorded an impairment charge for its investment in affiliates totaling ¥8,982 million ($92 million) for the fiscal year ended March 31, 2009. The impairment charges are included with equity in earnings (losses) of affiliated companies in the consolidated statements of income.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥48,627 million, ¥70,018 million and ¥33,451 million ($341 million) as of March 31, 2007, 2008 and 2009, respectively.

NTT’s total investment in its affiliated publicly-held companies was ¥121,311 million ($1,238 million) as of March 31, 2009 and based on quoted market prices at that date, the related market value was ¥183,115 million ($1,869 million).

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2008 and 2009 were greater by ¥178,902 million and by ¥173,693 million ($1,772 million) than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31, 2008 and 2009 are as follows:

	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥198,725	¥69,596	¥23,781	¥244,540
Debt securities	3,299	8	193	3,114
Held-to-maturity:
Debt securities	10,145	176	3	10,318

Total	¥212,169	¥69,780	¥23,977	¥257,972

	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥152,611	¥25,474	¥11,279	¥166,806
Debt securities	4,124	34	413	3,745
Held-to-maturity:
Debt securities	8,937	158	—	9,095

Total	¥165,672	¥25,666	¥11,692	¥179,646

	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$1,557	$260	$115	$1,702
Debt securities	42	0	4	38
Held-to-maturity:
Debt securities	91	2	—	93

Total	$1,690	$262	$119	$1,833

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and 2009 are as follows:

	March 31, 2008
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥110,991	¥21,733	¥3,535	¥2,048
Debt securities	1,659	152	561	41
Held-to-maturity:
Debt securities	—	—	699	3
Cost method investments:	8,615	104	6,590	2,257

	March 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥77,650	¥10,322	¥1,313	¥957
Debt securities	298	4	1,862	409
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	438	1,399	7,040	1,563

	March 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of U.S. dollars
Available-for-sale:
Equity securities	$792	$105	$13	$10
Debt securities	3	0	19	4
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	4	14	72	16

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥90,100 million and ¥97,892 million ($999 million) at March 31, 2008 and 2009, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥56,171 million and ¥66,593 million ($680 million) of these securities for impairment at March 31, 2008 and 2009, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2009 are as follows:

	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2009
	Millions of yen			Millions of U.S. dollars
Proceeds	¥4,754	¥7,313	¥3,210	$33
Gross realized gain	2,232	5,413	1,149	12
Gross realized loss	411	125	286	3

The amounts of net income (loss) reclassified out of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥5,400 million, ¥4,081 million and ¥(6,531) million ($(67) million), respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2008 and 2009 are as follows:

	2008
	Carrying value	Fair Value
	Millions of yen
Due within 1 year	¥1,210	¥1,210
Due after 1 year through 5 years	4,406	4,444
Due after 5 years through 10 years	4,529	4,664
Due after 10 years	—	—

Total	¥10,145	¥10,318

	2009		2009
	Carrying value	Fair Value	Carrying value	Fair Value
	Millions of yen		Millions of U.S. dollars
Due within 1 year	¥1,701	¥1,702	$17	$17
Due after 1 year through 5 years	6,936	7,087	71	73
Due after 5 years through 10 years	300	306	3	3
Due after 10 years	—	—	—	—

Total	¥8,937	¥9,095	$91	$93

In April 2007, JSAT Corporation (“JSAT”), a satellite operator, and SKY Perfect Communications Inc. implemented a management integration through joint share transfers. As a result, NTT acquired shares of SKY Perfect JSAT Corporation, the newly established holding company, in exchange for shares of JSAT and recorded the new shares in fair value, ¥19,864 million as “Marketable securities and other investments” in the consolidated balance sheet as of March 31, 2008.

NTT DOCOMO held approximately 11% of outstanding common shares of KT Freetel Co., Ltd. (KTF) as of March 31, 2009 with the initial acquisition cost of ¥65,602 million. On January 20, 2009, NTT DOCOMO agreed with KT Corporation (KT) that NTT DOCOMO would exchange 40% of its KTF shareholding for KT common shares and the remaining 60% for KT exchangeable bonds in connection with the proposed merger

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

between KT and KTF. Therefore, NTT determined that the decline in value of KTF shares was other than temporary and recognized ¥26,313 million ($265,386 thousand) of impairment loss on the investment in KTF shares based on its fair value as of March 31, 2009. The loss is recorded in other income (expense) under the line item “Other, net” in the consolidated statement of income. The exchange of KTF shares for KT exchangeable bonds and for KT common shares was carried out on May 27, 2009 and June 1, 2009, respectively.

9.    Goodwill and other intangible assets:

Goodwill—

In September 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition was recorded using the purchase method. NTT recognized the excess of the acquisition cost of Verio over the fair value of its net assets estimated at date of acquisition as goodwill in the consolidated balance sheets.

NTT performed the annual impairment test for goodwill related to the acquisition of Verio and recorded an impairment loss of ¥13,112 million, included in “Goodwill and other intangible assets impairments” in the consolidated statement of income for the fiscal year ended March 31, 2007.

NTT performed the impairment test for goodwill related to the acquisition of Verio due to the significant adverse change in the business climate in the U.S. market, and recorded an impairment loss of ¥7,045 million ($72 million), included in “Goodwill and other intangible assets impairments” in the consolidated statement of income for the fiscal year ended March 31, 2009. The fair value of the reporting unit used for impairment test was estimated based on the discounted amounts of future cash flows.

The amount of goodwill included in the long distance and international communications business segment is mainly related to the acquisition of Verio.

For the fiscal years ended March 31, 2008 and 2009, NTT recorded goodwill of ¥16,760 million and ¥26,701 million ($272 million), respectively, in connection with NTT DOCOMO’s share repurchase program, which is included in the mobile communications business segment. Further explanation is given in Note 19.

The amount of goodwill included in the data communications business segment is mainly related to the business combinations of NTT DATA.

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2008 and 2009 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2009
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2008	¥53,290	¥353,149	¥21,449	¥—	¥427,888
Goodwill acquired during year	—	26,821	25,476	2,571	54,868
Impairment losses	(7,045)	—	(2,159)	—	(9,204)
Foreign currency translation adjustments	(12,052)	(4,280)	(3,259)	—	(19,591)
Other	—	(344)	—	—	(344)

Balance at March 31, 2009	¥34,193	¥375,346	¥41,507	¥2,571	¥453,617

	2009
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of U.S. dollars
Balance at March 31, 2008	$544	$3,604	$219	$—	$4,367
Goodwill acquired during year	—	274	260	26	560
Impairment losses	(72)	—	(22)	—	(94)
Foreign currency translation adjustments	(123)	(44)	(33)	—	(200)
Other	—	(4)	—	—	(4)

Balance at March 31, 2009	$349	$3,830	$424	$26	$4,629

Other intangible assets—

NTT Group has no intangible assets with indefinite lives. Intangible assets subject to amortization are comprised of the following:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Computer software	¥4,430,716	¥4,720,526	$48,168
Rights to use utility facilities	331,027	331,637	3,384
Other	176,291	154,529	1,577
Accumulated amortization	(3,553,723)	(3,799,701)	(38,772)

Total	¥1,384,311	¥1,406,991	$14,357

In above table, the net carrying amounts of computer software as of March 31, 2008 and 2009 are ¥1,223,068 million and ¥1,275,309 million ($13,013 million), respectively.

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥634,519 million, ¥677,826 million and ¥632,432 million ($6,453 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Computer software is recorded at cost and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging ten years.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥446,394	$4,555
2011	357,159	3,644
2012	243,975	2,490
2013	151,191	1,543
2014	83,606	853

10.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2008 and 2009 comprised the following:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.90% and 0.80% per annum at March 31, 2008 and 2009, respectively	¥216,483	¥134,019	$1,368
Commercial paper bearing interest at weighted average rates of 0.67% and 0.32% per annum at March 31, 2008 and 2009, respectively	349,873	253,967	2,591

Borrowing denominated in foreign currencies:
U.S. dollar unsecured short-term loans from financial institutions bearing interest at a weighted average rate of 6.30% per annum at March 31, 2008	1,712	—	—
Euro unsecured short-term loans from financial institutions bearing interest at weighted average rates of 5.07% per annum at March 31, 2009	—	29	0
Chinese Yuan unsecured short-term loans from financial institutions bearing interest at a weighted average rate of 6.03% per annum at March 31, 2009	—	13	0

	¥568,068	¥388,028	$3,959

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2008 and 2009 comprised the following:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Debt denominated in Japanese yen:
0.49% – 3.30% coupon bonds due 2009 – 2019	¥2,023,380	¥2,335,841	$23,835
0.87% – 1.18% floating rate bonds due 2011	239,312	239,283	2,442
Secured indebtedness to financial institutions—
2.45% (weighted average) loans due 2009 – 2022	16,628	41,349	422
1.21% (weighted average) floating rate loans due 2011	20,908	39,608	404
Unsecured indebtedness to financial institutions—
1.45% (weighted average) loans due 2009 – 2026	1,550,049	1,424,077	14,532
0.88% (weighted average) floating rate loans due 2009 – 2020	47,014	58,041	592

	3,897,291	4,138,199	42,227

Debt denominated in foreign currencies:
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	81,152	69,177	706
4.13% – 7.00% Euro notes due 2009 – 2011	80,090	65,768	671
Unsecured indebtedness to financial institutions—
4.89%(weighted average) U.S. dollar loans due 2009 – 2019	3,129	6,717	68
1.79% (weighted average) U.S. dollar floating rate loans due 2009 – 2022	12,146	11,720	120
5.15% (weighted average) Euro loans due 2009 – 2017	719	1,654	17
5.61% (weighted average) Euro floating rate loans due 2010 – 2018	—	898	9
5.99% (weighted average) Great Britain Pound loans due 2009 – 2011	1,864	1,130	11
5.46% (weighted average) Great Britain Pound floating rate loans due 2009 – 2011	145	—	—
4.73% (weighted average) Singapore dollar loans due 2008 – 2011	473	—	—
3.17% (weighted average) Swiss franc loans due 2010	—	52	1

	179,718	157,116	1,603

Total long-term debt principal	4,077,009	4,295,315	43,830
Less—Deferred bond discounts	(671)	(586)	(6)

	4,076,338	4,294,729	43,824
Less—Current maturities	(659,598)	(603,041)	(6,154)

Total long-term debt	¥3,416,740	¥3,691,688	$37,670

Interest rates and due dates in the above table are stated at March 31, 2009.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The bond and note agreements relating to NTT’s long term debt at March 31, 2009 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

Assets totaling ¥60,000 million ($612 million) included in “Other assets” are restricted for use other than repayment of obligations totaling ¥60,000 million ($612 million) as of March 31, 2009.

The balance of long-term debt as of March 31, 2009, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2010 to the fiscal year ending March 31, 2014 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥603,041	$6,153
2011	770,434	7,862
2012	692,098	7,062
2013	626,445	6,392
2014	583,543	5,955
Thereafter	1,019,168	10,400

Total	¥4,294,729	$43,824

As of March 31, 2009, NTT Group has unused committed lines of credit amounting to ¥218 billion ($2,224 million).

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2008 and 2009. NTT uses a March 31 measurement date.

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,356,395	¥2,279,725	$23,263
Service cost	79,702	75,275	768
Interest cost	50,037	49,598	506
Actuarial loss (gain)	(14,463)	22,380	228
Curtailment	5,954	—	—
Other	2,728	12,548	128
Benefit payments (Lump-sum severance payments and Pension)	(200,628)	(226,863)	(2,315)

Benefit obligation, end of year	2,279,725	2,212,663	22,578

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,389,166	1,268,711	12,946
Actual return on plan assets	(117,025)	(196,039)	(2,000)
Employer contributions	89,907	67,059	684
Other	2,921	(5)	(0)
Benefit payments (Pension)	(96,258)	(103,135)	(1,053)

Fair value of plan assets, end of year	1,268,711	1,036,591	10,577

At March 31:
Under funded status	¥(1,011,014)	¥(1,176,072)	$(12,001)

The following table provides the amounts recognized in the consolidated balance sheets:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(1,011,360)	¥(1,176,090)	$(12,001)
Other assets	346	18	0
Accumulated other comprehensive loss (income)	96,506	373,201	3,808

Net amount recognized	¥(914,508)	¥(802,871)	$(8,193)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥209,356	¥458,676	$4,680
Transition obligation	1,332	1,194	12
Prior service cost(*)	(114,182)	(86,669)	(884)

Total	¥96,506	¥373,201	$3,808

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥2,259,817 million and ¥2,192,962 million ($22,377 million) at March 31, 2008 and 2009, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2008 and 2009 are as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Projected benefit obligation	¥2,274,535	¥2,212,655	$22,578
Fair value of plan assets	1,261,921	1,036,565	10,577

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2008 and 2009 are as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Accumulated benefit obligation	¥2,254,655	¥2,193,018	$22,378
Fair value of plan assets	1,261,921	1,036,565	10,577

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2009 included the following components:

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Service cost	¥84,898	¥79,702	¥75,275	$768
Interest cost on projected benefit obligation	47,619	50,037	49,598	506
Expected return on plan assets	(33,442)	(34,782)	(31,398)	(320)
Amortization of net actuarial loss	2,402	1,610	2,958	30
Amortization of transition obligation	1,255	364	138	2
Amortization of prior service cost	(30,941)	(30,941)	(27,607)	(282)

Net periodic benefit cost	71,791	65,990	68,964	704
Curtailment loss	—	2,160	—	—

Total	¥71,791	¥68,150	¥68,964	$704

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2008 and 2009 are as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Other comprehensive loss (income)
Net loss (gain) arising during period	¥137,366	¥249,817	$2,549
Amortization of net actuarial loss	(1,610)	(2,958)	(30)
Amortization of transition obligation	(364)	(138)	(2)
Amortization of prior service cost	30,941	27,607	282
Reclassification of prior service cost due to curtailment	3,794	—	—
Other	284	2,367	24

Total	¥170,411	¥276,695	$2,823

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2010 amount to ¥26,995 million ($275 million), ¥134 million ($1 million) and ¥(22,288) million ($(227) million), respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2007	2008	2009
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.2%	2.3%	2.2%
Rate of compensation increase	1.5-3.4%	1.9-3.2%	1.9-3.2%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	2.2%	2.3%
Rate of compensation increase	1.5-3.4%	1.5-3.4%	1.9-3.2%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The weighted-average plan asset allocations at March 31, 2008 and 2009, by asset category, are as follows:

	2008	2009
At March 31
Domestic bonds	43.7%	37.4%
Domestic stocks	22.7%	24.3%
International bonds	10.8%	10.5%
International stocks	14.0%	14.9%
Other financial instruments	8.8%	12.9%

Total	100.0%	100.0%

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among the investments. NTT Group then sets the target allocation ratio for the plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid-to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, NTT Group reviews the asset allocations as necessary. The target allocations in March 2009 are: domestic bonds, 45.0%; domestic stocks, 25.0%; international bonds, 10.0%; international stocks, 15.0%; and other financial instruments 5.0%. The target allocation of other financial instruments is expected to increase for the fiscal year ending March 31, 2010.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥7,679 million (0.6% of total plan assets) and ¥7,629 million (0.7% of total plan assets and $78 million) at March 31, 2008 and 2009, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group expects to contribute ¥68,319 million ($697 million) to the contract-type corporate pension plan in the fiscal year ending March 31, 2010.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥172,909	$1,764
2011	186,018	1,898
2012	185,947	1,898
2013	191,812	1,957
2014	193,781	1,977
2015-2019	805,543	8,220

Total	¥1,736,010	$17,714

In connection with a revision of NTT DATA’s personnel-secondment program, the cost of single sum payments which were paid to employees for earlier terminations was recognized as special termination benefits and amounted to ¥35,797 million for the fiscal year ended March 31, 2008.

(2)    Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

Since incorporation in April 1985, both NTT Group and its employees had made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“the NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 (“SFAS 87”), “Employers’ Accounting for Pensions”, as amended and, accordingly, contributions were recognized as an expense when they were required for the period.

As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into a) the national Kosei-Nenkin (“the National Plan”), b) NTT Kosei-Nenkin-Kikin (the “NTT Plan”) and c) the Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan). Based on the Law Concerning Defined-Benefit Corporate Pension Plans which came into force in June 2001, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations, as described below. In July 2007, the NTT Plan was converted to NTT Kigyou-Nenkin-Kikin or the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”) that succeeded the pension benefit obligations after the transfer to the Japanese Government of the substitutional portion of the benefit obligations.

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such plan every year. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥116,012 million, ¥120,524 million and ¥120,718 million ($1,232 million) for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

b)    The NTT CDBP (former NTT Plan)

NTT established the NTT Plan in April 1997. Both NTT Group and its employees made contributions to such plan to supplement the pension benefits to which the employees were entitled under the National Plan. The NTT Plan was regulated under the Japanese Welfare Pension Insurance Law and covered a substitutional portion of the National Plan.

The NTT Plan is considered a defined benefit pension plan as defined by SFAS 87 and is accounted for separately from the severance payments and the contract-type corporate pension plans as described in the preceding paragraph in (1) above.

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

In February 2008, the NTT CDBP completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets, determined pursuant to the government formula, of the pension fund to the government agency. In accordance with EITF 03-02, NTT accounted for the entire transfer process as a single settlement event upon completion of the transfer. The net amount of actuarial losses proportionate to the substitutional portion immediately prior to the transfer, which was ¥46,274 million, and the difference between projected benefit obligation and accumulated benefit obligation, which was ¥34,649 million, were netted to be recognized as a settlement loss from the transaction. The net of the accumulated obligation settled and the assets transferred to the government was recognized as a governmental subsidy of ¥329,181 million. As a result of this transaction, a decrease in operating expenses of ¥317,556 million was recognized in the consolidated statements of income for the fiscal year ended March 31, 2008.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2008 and 2009. NTT uses a March 31 measurement date.

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,971,796	¥1,241,986	$12,673
Service cost	39,040	37,043	378
Interest cost	43,273	28,419	290
Actuarial loss (gain)	(61,119)	11,294	115
Other	1,286	(4,186)	(43)
Benefit payments	(18,288)	(20,247)	(206)
Transfer of the substitutional portion to the government	(734,002)	—	—

Benefit obligation, end of year	1,241,986	1,294,309	13,207

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,409,038	958,533	9,781
Actual return on plan assets	(77,531)	(115,943)	(1,183)
Employer contributions	9,414	8,058	82
Employee contributions	4,042	3,712	37
Other	2,030	(3,499)	(36)
Benefits payments	(18,288)	(20,247)	(206)
Transfer of the substitutional portion to the government	(370,172)	—	—

Fair value of plan assets, end of year	958,533	830,614	8,475

At March 31:
Under funded status	¥(283,453)	¥(463,695)	$(4,732)

The following table provides the amounts recognized in the consolidated balance sheets:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Liability for employees’ retirement benefits	¥(283,453)	¥(463,695)	$(4,732)
Accumulated other comprehensive loss	55,397	203,104	2,073

Net amount recognized	¥(228,056)	¥(260,591)	$(2,659)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
At March 31:
Net actuarial loss	¥77,918	¥221,094	$2,256
Prior service cost(*)	(22,521)	(17,990)	(184)

Total	¥55,397	¥203,104	$2,072

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,041,658 million and ¥1,102,065 million ($11,246 million) at March 31, 2008 and 2009, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2009 included the following components:

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Service cost	¥41,178	¥39,040	¥37,043	$378
Interest cost on projected benefit obligation	39,859	43,273	28,419	290
Expected return on plan assets	(34,197)	(32,506)	(23,994)	(245)
Amortization of net actuarial loss	12,772	6,573	8,122	83
Amortization of prior service cost	(4,519)	(4,531)	(4,531)	(46)
Employee contributions	(5,017)	(4,042)	(3,712)	(38)

Net periodic benefit cost	50,076	47,807	41,347	422
Gain on transfer of the substitutional portion of the Employee Pension Fund	—	(317,556)	—	—

Total	¥50,076	¥(269,749)	¥41,347	$422

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2008 and 2009 is as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Other comprehensive loss (income)
Net loss (gain) arising during period	¥49,858	¥151,231	$1,543
Amortization of net actuarial loss	(6,573)	(8,122)	(83)
Amortization of prior service cost	4,531	4,531	46
Reclassification of actuarial loss due to transfer of the substitutional portion to the government	(46,274)	—	—
Other	1,921	67	1

Total	¥3,463	¥147,707	$1,507

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2010 amount to ¥19,061 million ($195 million) and ¥(4,597) million ($(47) million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2007	2008	2009
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.2%	2.3%	2.2%
Rate of compensation increase	3.4%	3.4%	3.4%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	2.2%	2.3%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the weighted-average plan asset allocations at March 31, 2008 and 2009, by asset category.

	2008	2009
At March 31
Domestic bonds	58.2%	58.3%
Domestic stocks	17.4%	17.1%
International bonds	8.1%	8.1%
International stocks	10.4%	9.6%
Other financial instruments	5.9%	6.9%

Total	100.0%	100.0%

The policy of the NTT CDBP toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of pension benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure sound pension financing. To achieve this, the NTT CDBP selects various investments and take into consideration their expected returns and risks and the correlation among the investments. The NTT CDBP then set the target allocation ratios for the plan assets and endeavors to maintain those ratios. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that the investment environment changes dramatically, the NTT CDBP will review the asset allocations as necessary. The weighted-average target allocations in March 2009 are: domestic bonds, 61.5%; domestic stocks, 17.9%; international bonds, 7.6%; international stocks, 10.3%; and other financial instruments 2.7%. The target allocation of other financial instruments is expected to increase for the fiscal year ending March 31, 2010.

Domestic stocks include NTT Group’s common stock with an aggregate fair value of ¥4,744 million (0.5% of total plan assets) and ¥4,739 million (0.6% of total plan assets and $48 million) at March 31, 2008 and 2009, respectively.

NTT Group expects to contribute ¥7,726 million ($79 million) to the NTT CDBP in the fiscal year ending March 31, 2010.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥21,480	$219
2011	27,654	282
2012	30,812	315
2013	34,078	348
2014	37,365	381
2015-2019	226,762	2,314

Total	¥378,151	$3,859

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

Based on the provisions of the Law to Partially Amend the Japanese Welfare Pension Insurance Law and other legislations, NTT pays contributions set by the Japanese Government every year to the Special Accounting Fund for the NTT CDBP to cover the costs of pension benefits based on the Former Public Corporation Employee Mutual Aid Association Law to cover benefits for the period of service in and prior to June 1956 of employees who retired in July 1956 or later from NTT, Public Corporation, and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications).

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan as defined by SFAS 87 and contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥64,739 million, ¥61,856 million and ¥58,839 million ($600 million) for the fiscal years ended March 31, 2007, 2008 and 2009, respectively, and NTT expects such contributions will decrease year by year.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Income (loss) from continuing operations	¥466,552	¥520,777	¥370,083	$3,776
Equity in earnings (losses) of affiliated companies	4,425	10,882	(2,634)	(27)
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(11,727)	(23,888)	(11,307)	(115)
Unrealized gain (loss) on derivative instruments	(1,338)	(357)	3,615	37
Foreign currency translation adjustments	2,104	893	(13,348)	(136)
Minimum pension liability adjustments	3,095	—	—	—
Pension liability adjustments	—	(61,399)	(158,242)	(1,615)

Total income taxes	¥463,111	¥446,908	¥188,167	$1,920

Virtually all of NTT Group’s income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies, for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2007, 2008 and 2009, NTT and its domestic subsidiaries are subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2009, NTT had 115 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Reconciliations of the difference between the actual effective income tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes, minority interests and equity in earnings of affiliated companies
	2007	2008	2009
Statutory tax rate	40.64%	40.64%	40.64%
Tax credit	(1.09)	(0.55)	(0.81)
Net change in valuation allowance	4.65	3.85	2.07
Net change in deferred tax liability on change in interest in and reorganization of subsidiaries	(4.28)	(2.79)	(7.85)
Other	1.27	(1.77)	(0.56)

Effective tax rate	41.19%	39.38%	33.49%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities at March 31, 2008 and 2009 are as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Deferred tax assets:
Liability for employees’ retirement benefits	¥513,508	¥667,866	$6,815
Accrued enterprise tax	20,530	22,566	230
Property, plant and equipment and intangible assets principally due to differences in depreciation	325,994	414,788	4,233
Compensated absences	104,992	105,308	1,075
Accrued bonus	44,525	44,814	457
Unamortized purchases of leased assets	11,465	19,163	196
Operating loss carryforwards	234,354	164,522	1,679
Unrealized losses on securities	—	5,577	57
Reserve for point loyalty programs	46,004	72,073	735
Deferred revenues regarding Nikagetsu Kurikoshi	32,441	35,774	365
Foreign currency translation adjustments	—	12,550	128
Other	146,669	153,515	1,566

Total gross deferred tax assets	1,480,482	1,718,516	17,536
Less—Valuation allowance	(212,073)	(248,532)	(2,536)

Total deferred tax assets	1,268,409	1,469,984	15,000

Deferred tax liabilities:
Unrealized gains on securities	(6,614)	—	—
Special depreciation reserve	(3,398)	(1,046)	(11)
Issuance of subsidiaries common stock etc.	(447,344)	(361,151)	(3,685)
Foreign currency translation adjustments	(798)	—	—
Other	(120,692)	(112,137)	(1,144)

Total gross deferred tax liabilities	(578,846)	(474,334)	(4,840)

Net deferred tax assets	¥689,563	¥995,650	$10,160

The valuation allowance at March 31, 2008 and 2009 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the fiscal years ended March 31, 2007, 2008 and 2009 were increases of ¥52,655 million, ¥50,901 million and ¥36,459 million ($372 million), respectively.

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

During the fiscal years ended March 31, 2007, 2008 and 2009, through utilization of operating loss carryforwards, ¥86,452 million, ¥65,377 million and ¥84,641 million ($864 million) of tax benefits were realized, respectively, and included in deferred income tax expense.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2008, NTT DOCOMO reorganized its group structure by integrating eight regional subsidiaries, consolidating its nationwide business operations under a single entity. This consolidation reduced taxable temporary difference between NTT’s book basis and tax basis of its investment in NTT DOCOMO and resulted in decrease in income tax expense by ¥56,920 million ($581 million) in the consolidated statement of income for the fiscal year ended March 31, 2009.

Net deferred tax assets at March 31, 2008 and 2009 are included in the consolidated balance sheets as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Deferred income taxes (current assets)	¥276,178	¥266,480	$2,719
Deferred income taxes (investments and other assets)	607,735	871,272	8,891
Other long-term liabilities	(194,350)	(142,102)	(1,450)

Total	¥689,563	¥995,650	$10,160

At March 31, 2009, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥1,342,522 million ($13,699 million), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
Within 5 years	¥967,395	$9,871
6 to 20 years	350,880	3,580
Indefinite periods	24,247	248

Total	¥1,342,522	$13,699

Effective April 1, 2007, NTT Group adopted the provisions of FIN 48. As of March 31, 2008 and 2009, NTT Group had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2008 and 2009 are immaterial. At March 31, 2009, NTT and its major domestic subsidiaries were no longer subject to regular income tax examinations by the tax authority for tax years before March 31, 2008.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Shareholders’ equity:

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. The computations of net income per share and dividends per share have been adjusted retroactively for all periods presented to reflect the effect of the stock split.

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2006	15,741,209	1,919,356.08
Acquisition of treasury stock through purchase of fractional shares	—	9,525.82
Resale of treasury stock to fractional shareholders	—	(7,341.82)
Balance at March 31, 2007	15,741,209	1,921,540.08
Acquisition of treasury stock through purchase of fractional shares	—	3,475.80
Purchase of treasury stock under resolution of the board of directors	—	178,698.00
Resale of treasury stock to fractional shareholders	—	(1,243.06)
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of fractional shares (after stock split)	—	10,623
Purchase of treasury stock under resolution of the board of directors (after stock split)	—	6,386,800
Resale of treasury stock to fractional shareholders (after stock split)	—	(21,252)

Balance at March 31, 2009	1,574,120,900	250,844,167

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

According to the NTT Law, NTT must obtain authorization from the Minister of Internal Affairs and Communications for certain financial matters including (1) certain new share issuance, including shares issuable upon the exercise of stock acquisition rights; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

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

On November 9, 2007, the board of directors resolved that NTT may acquire up to 200,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥100 billion from November 12, 2007 through March 24, 2008. Based on this resolution, NTT acquired 178,698 shares (pre-stock split) of its common stock for a total purchase price of ¥94,429 million from December, 2007 through March, 2008.

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares (pre-stock split) of its common stock for a total purchase price of ¥169,767 million ($1,732 million) from July through December 2008. In January 2009, NTT acquired 6,386,800 shares of its common stock after the stock split for ¥30,233 million ($309 million) and concluded its repurchase of its common stock authorized by the board of directors’ resolution.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2009 was ¥1,119,568 million ($11,424 million). In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2009 includes amounts representing final cash dividends of ¥72,780 million ($743 million), ¥55 ($1) per share, which were approved at the shareholders’ meeting held on June 24, 2009.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2007, 2008 and 2009 in accumulated other comprehensive income (loss) is shown below:

	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Unrealized gain (loss) on securities:
At beginning of year	¥86,720	¥62,615	¥39,028	$398
Change during the year	(24,105)	(23,587)	(21,558)	(220)

At end of year	¥62,615	¥39,028	¥17,470	$178

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥(1,226)	¥(2,937)	¥(3,481)	$(36)
Change during the year(*)	(1,711)	(544)	5,094	52

At end of year	¥(2,937)	¥(3,481)	¥1,613	$16

Foreign currency translation adjustments:
At beginning of year	¥23,167	¥28,153	¥29,773	$304
Change during the year	4,986	1,620	(46,038)	(470)

At end of year	¥28,153	¥29,773	¥(16,265)	$(166)

Minimum pension liability adjustments:
At beginning of year	¥(9,244)	¥—	¥—	$—
Change during the year	3,562	—	—	—
Adjustment to initially apply SFAS No.158	5,682	—	—	—

At end of year	¥—	¥—	¥—	$—

Pension liability adjustments:
At beginning of year	¥—	¥14,698	¥(91,748)	$(936)
Change during the year	—	(106,446)	(252,987)	(2,581)
Adjustment to initially apply SFAS No.158	14,698	—	—	—

At end of year	¥14,698	¥(91,748)	¥(344,735)	$(3,517)

Total accumulated other comprehensive income (loss):
At beginning of year	¥99,417	¥102,529	¥(26,428)	$(270)
Change during the year	(17,268)	(128,957)	(315,489)	(3,219)
Adjustment to initially apply SFAS No.158	20,380	—	—	—

At end of year	¥102,529	¥(26,428)	¥(341,917)	$(3,489)

(*)	Represents the net change in unrealized gain (loss) on derivative instruments (net of tax) as follows:

	2007
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥5,192	¥3,234
Less—Reclassification adjustment for gain included in net income	(8,241)	(4,945)

Net change in unrealized gain (loss) on derivative instruments	¥(3,049)	¥(1,711)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2008
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥601	¥343
Less—Reclassification adjustment for gain included in net income	(1,502)	(887)

Net change in unrealized gain (loss) on derivative instruments	¥(901)	¥(544)

	2009
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥11,817	¥6,926
Less—Reclassification adjustment for gain included in net income	(3,108)	(1,832)

Net change in unrealized gain (loss) on derivative instruments	¥8,709	¥5,094

	2009
	Pre-tax amount	Net-of-tax amount
	Millions of U.S. dollars
Unrealized gain (loss) arising during the period	$121	$71
Less—Reclassification adjustment for gain included in net income	(32)	(19)

Net change in unrealized gain (loss) on derivative instruments	$89	$52

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2008 and 2009:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Net gain (loss) arising during period, before tax	¥(187,224)	¥(402,177)	$(4,104)
Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	8,183	11,084	113
Amortization of transition obligation	364	175	2
Amortization of prior service cost	(35,472)	(32,138)	(328)
Reclassification of actuarial loss due to transfer of the substitutional portion to the government	46,274	—	—
Reclassification of prior service cost due to curtailment	(3,794)	—	—
Other	3,824	11,827	121

Change of pension liability adjustments during the year, before tax	(167,845)	(411,229)	(4,196)

Income tax expense related to pension liability adjustments	61,399	158,242	1,615

Change of pension liability adjustments during the year, net of tax	¥(106,446)	¥(252,987)	$(2,581)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the fiscal years ended March 31, 2007, 2008 and 2009 are shown below:

	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
	Millions of yen
For the fiscal year ended March 31, 2007:
Unrealized gain (loss) on securities	¥(35,832)	¥11,727	¥(24,105)
Unrealized gain (loss) on derivative instruments	(3,049)	1,338	(1,711)
Foreign currency translation adjustments	7,090	(2,104)	4,986
Minimum pension liability adjustment	6,657	(3,095)	3,562

Other comprehensive income (loss)	¥(25,134)	¥7,866	¥(17,268)

For the fiscal year ended March 31, 2008:
Unrealized gain (loss) on securities	¥(47,475)	¥23,888	¥(23,587)
Unrealized gain (loss) on derivative instruments	(901)	357	(544)
Foreign currency translation adjustments	2,513	(893)	1,620
Pension liability adjustment	(167,845)	61,399	(106,446)

Other comprehensive income (loss)	¥(213,708)	¥84,751	¥(128,957)

For the fiscal year ended March 31, 2009:
Unrealized gain (loss) on securities	¥(32,865)	¥11,307	¥(21,558)
Unrealized gain (loss) on derivative instruments	8,709	(3,615)	5,094
Foreign currency translation adjustments	(59,386)	13,348	(46,038)
Pension liability adjustments	(411,229)	158,242	(252,987)

Other comprehensive income (loss)	¥(494,771)	¥179,282	¥(315,489)

	Pre-tax amount	Tax benefit/ (expense)	Net-of-tax amount
	Millions of U.S. dollars
For the fiscal year ended March 31, 2009:
Unrealized gain (loss) on securities	$(335)	$115	$(220)
Unrealized gain (loss) on derivative instruments	89	(37)	52
Foreign currency translation adjustments	(606)	136	(470)
Pension liability adjustments	(4,196)	1,615	(2,581)

Other comprehensive income (loss)	$(5,048)	$1,829	$(3,219)

15.    Fair Value Measurements:

NTT Group adopted Statement 157 on April 1, 2008 for fair value measurements of financial assets and financial liabilities. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3—Inputs are unobservable inputs for the asset or liability.

As discussed in Note 2, NTT Group elected a partial deferral of SFAS 157 under the provision of FSP FAS 157-2 related to the measurement of fair value of nonfinancial assets and nonfinancial liabilities.

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2009 are as follows:

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities	¥170,551	¥168,695	¥1,856	¥—
Derivatives	6,205	—	6,205	—

Liabilities
Derivatives	¥5,651	¥—	¥5,651	¥—

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of U.S. dollars
Assets
Available-for-sale securities	$1,740	$1,721	$19	$—
Derivatives	63	—	63	—

Liabilities
Derivatives	$58	$—	$58	$—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Available-for-sale securities—

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to level 2.

Derivatives—

Derivatives comprised forward exchange contracts, currency swap agreements and interest rate swap agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal year ended March 31, 2009 are as follows:

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of yen
Assets
Investments in affiliates	¥11,391	¥6,359	¥—	¥5,032	¥15,189
Cost method investments	2,405	—	—	2,405	9,308

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of U.S. dollars
Assets
Investments in affiliates	$116	$65	$—	$51	$155
Cost method investments	25	—	—	25	95

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Investments in affiliates—

If a decline in value of investments in affiliates is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, if active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified to level 1. If market prices are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to level 3.

Cost method investments—

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to level 3.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration services and other operating revenues.

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

Business segments—

Sales and operating revenue:

Year Ended March 31	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Sales and operating revenue:
Regional communications business—
Customers	¥3,658,966	¥3,591,767	¥3,499,092	$35,705
Intersegment	649,023	617,962	565,680	5,772

Total	4,307,989	4,209,729	4,064,772	41,477
Long distance and international communications business—
Customers	1,165,599	1,199,840	1,191,989	12,163
Intersegment	124,234	122,970	123,507	1,260

Total	1,289,833	1,322,810	1,315,496	13,423
Mobile communications business—
Customers	4,730,487	4,652,696	4,398,425	44,882
Intersegment	57,606	59,131	49,555	506

Total	4,788,093	4,711,827	4,447,980	45,388
Data communications business—
Customers	872,279	928,839	997,621	10,180
Intersegment	141,548	130,675	129,621	1,322

Total	1,013,827	1,059,514	1,127,242	11,502
Other—
Customers	333,219	340,549	329,178	3,359
Intersegment	850,091	844,531	836,012	8,531

Total	1,183,310	1,185,080	1,165,190	11,890
Other—Corporate adjustment(*)	—	(32,800)	—	—
Elimination	(1,822,502)	(1,775,269)	(1,704,375)	(17,391)

Consolidated total	¥10,760,550	¥10,680,891	¥10,416,305	$106,289

(*)

Corporate adjustment to reverse and defer telephone card revenue for expected future usage (Note 2). This adjustment of revenue is not included in the measure of segment results received and used by NTT Group’s

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

chief operating decision maker. Consequently, the amounts of ¥(26,994) million and ¥(5,806) million are not reflected in the information reported for the regional communications business segment and the long distance and international communications business segment, respectively, for the fiscal year ended March 31, 2008.

Segment profit or loss:

Year Ended March 31	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Operating income (loss):
Regional communications business	¥115,939	¥285,631	¥70,454	$719
Long distance and international communications business	59,719	105,815	96,861	988
Mobile communications business	773,524	796,501	825,403	8,423
Data communications business	82,845	58,841	86,772	885
Other	61,285	78,900	15,178	155

Total	1,093,312	1,325,688	1,094,668	11,170
Other—Corporate adjustment(*)	—	(32,800)	—	—
Elimination	13,703	11,721	15,084	154

Consolidated operating income	1,107,015	1,304,609	1,109,752	11,324
Other income	136,964	145,950	167,505	1,709
Other expenses	111,277	128,268	172,094	1,756

Consolidated income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	¥1,132,702	¥1,322,291	¥1,105,163	$11,277

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥759	¥198	¥118	$1
Long distance and international communications business	(720)	4,276	366	3
Mobile communications business	(1,939)	4,946	(2,074)	(21)
Data communications business	(7)	239	278	3
Other	11,950	21,367	(604)	(6)

Consolidated total	¥10,043	¥31,026	¥(1,916)	$(20)

(*)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage. See Note 2 and note (*) to the table of segment sales and operating revenue.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment assets:

As of March 31	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Segment Assets:
Regional communications business	¥8,263,063	¥7,843,239	¥7,748,563	$79,067
Long distance and international communications business	1,443,233	1,406,430	1,338,317	13,656
Mobile communications business	6,233,981	6,278,088	6,639,893	67,754
Data communications business	1,193,920	1,267,830	1,361,709	13,895
Other	9,984,980	10,146,404	9,925,600	101,282

Total segment assets	27,119,177	26,941,991	27,014,082	275,654
Elimination	(8,828,036)	(8,423,212)	(8,217,694)	(83,854)

Consolidated total assets	¥18,291,141	¥18,518,779	¥18,796,388	$191,800

(Note) Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2007	2008	2009	2009
	Millions of yen			Millions of U.S. dollars
Depreciation and amortization:
Regional communications business	¥938,375	¥967,243	¥909,352	$9,279
Long distance and international communications business	147,863	141,483	138,035	1,409
Mobile communications business	744,122	787,795	809,715	8,262
Data communications business	149,598	142,559	151,205	1,543
Other	109,051	114,165	123,549	1,261

Total	2,089,009	2,153,245	2,131,856	21,754
Elimination	8,318	8,633	7,319	74

Consolidated total	¥2,097,327	¥2,161,878	¥2,139,175	$21,828

Gain on transfer of the substitutional portion of the Employee Pension Fund:
Regional communications business	¥—	¥245,569	¥—	$—
Long distance and international communications business	—	9,496	—	—
Mobile communications business	—	24,702	—	—
Data communications business	—	15,910	—	—
Other	—	21,879	—	—

Consolidated total	¥—	¥317,556	¥—	$—

Capital investments for segment assets:
Regional communications business	¥873,530	¥856,894	¥879,313	$8,972
Long distance and international communications business	115,960	135,041	140,057	1,429
Mobile communications business	934,423	758,743	737,606	7,527
Data communications business	139,565	176,826	180,068	1,837
Other	173,373	201,357	208,020	2,123

Consolidated total	¥2,236,851	¥2,128,861	¥2,145,064	$21,888

The capital investments in the above table represent the additions to fixed assets of each segment.

For segment information related to goodwill impairments, see Note 9.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the fiscal years ended March 31, 2007, 2008 and 2009.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2008 and 2009 were as follows:

Class of property	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Buildings	¥39,782	¥15,436	$158
Machinery, vessels and tools	112,670	89,095	909
Accumulated depreciation	(105,275)	(66,942)	(683)

Total	¥47,177	¥37,589	$384

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2009 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥25,956	$265
2011	15,218	155
2012	9,991	102
2013	6,118	62
2014	2,469	25
Thereafter	24,566	251

Total minimum lease payments	84,318	860
Less—Amount representing interest	(12,366)	(126)

Present value of net minimum lease payments	71,952	734
Less—Current obligation	(24,558)	(250)

Long-term capital lease obligations	¥47,394	$484

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥202,669 million, ¥229,422 million and ¥230,192 ($2,349 million), respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2009 are as follows.

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥18,103	$185
2011	15,354	157
2012	11,415	116
2013	1,808	18
2014	1,537	16
Thereafter	12,813	131

Total	¥61,030	$623

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

Direct financing lease receivables at March 31, 2008 and 2009 were as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Total minimum lease payments receivable	¥447,485	¥447,951	$4,571
Less—Allowance for doubtful accounts	(4,840)	(11,058)	(113)

Net minimum lease payments receivable	442,645	436,893	4,458
Less—Unearned income	(6,255)	(28,325)	(289)

Net investment in direct financing leases	436,390	408,568	4,169
Less—Current portion	(111,552)	(122,324)	(1,248)

Long-term net investment in direct financing leases	¥324,838	¥286,244	$2,921

Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2009, the contractual maturities of minimum lease payments of the investment in direct financing leases are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥140,999	$1,439
2011	113,406	1,157
2012	83,403	851
2013	52,533	536
2014	29,849	305
Thereafter	27,761	283

Total	¥447,951	$4,571

Operating Lease—Lessor—

Certain consolidated subsidiaries also provide operating leases. Investments in assets subject to operating leases at March 31, 2008 and 2009 were as follows:

Class of property	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Machinery, vessels and tools	¥3,732	¥11,061	$113
Accumulated depreciation	(1,337)	(2,478)	(25)

Total	¥2,395	¥8,583	$88

Minimum future rentals under non-cancellable operating leases at March 31, 2009 are as follows:

Year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥1,453	$15
2011	958	10
2012	787	8
2013	724	7
2014	695	7
Thereafter	1,581	16

Total	¥6,198	$63

18.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2007, 2008 and 2009 were ¥272,062 million, ¥271,056 million and ¥268,197 million ($2,737 million), respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥100,477 million, ¥103,599 million and ¥99,865 million ($1,019 million), which are included in the selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Subsidiary stock transactions:

For the fiscal year ended March 31, 2007, NTT DOCOMO repurchased a total of 880,578 shares for ¥157,222 million. As a result, NTT’s interest in NTT DOCOMO increased from 62.1% to 63.4%. Goodwill of ¥46,910 million was recorded on the balance sheet as of March 31, 2007 related to the repurchase transactions.

For the fiscal year ended March 31, 2008, NTT DOCOMO repurchased a total of 965,666 shares for ¥172,994 million. As a result, NTT’s interest in NTT DOCOMO increased from 63.4% to 64.8%. Goodwill of ¥16,760 million was recorded on the balance sheet as of March 31, 2008 related to the repurchase transactions.

For the fiscal year ended March 31, 2009, NTT DOCOMO repurchased a total of 868,116 shares for ¥136,845 million ($1,396 million). As a result, NTT’s interest in NTT DOCOMO increased from 64.8% to 66.2%. Goodwill of ¥26,701 million ($272 million) was recorded on the balance sheet as of March 31, 2009 related to the repurchase transactions.

The repurchases of shares by NTT DOCOMO resulting in increases in NTT’s ownership interest in NTT DOCOMO have been accounted for as acquisitions of minority interests using the purchase method.

20.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2007, 2008 and 2009 were a gain of ¥229 million and losses of ¥777 million and ¥1,668 million ($17 million), respectively.

21.    Financial instruments:

Derivative instruments and, hedging activities—

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥241,800 million and ¥235,800 million ($2,406 million) at March 31, 2008 and 2009, respectively. As discussed in Note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedge and the hedged items recorded in the consolidated statements of income for the fiscal year ended March 31, 2009 were as follows:

	2009
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(67)	¥67

	2009
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of U.S. dollars
Other, net	$(1)	$1

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for all periods presented. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in Note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For all periods presented, these cash flow hedges were effective and the amount representing hedges’ ineffectiveness was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional principal amounts of cash flow hedges at March 31, 2008 and 2009 were as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥5,657	¥2,173	$22
Interest rate swap agreements	62,430	122,634	1,251
Currency swap agreements	144,385	145,950	1,489

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal year ended March 31, 2009 were as follows:

2009
Millions of yen
Forward exchange contracts	¥(77)
Interest rate swap agreements	(530)
Currency swap agreements	9,590

Total	¥8,983

2009
Millions of U.S. dollars
Forward exchange contracts	$(1)
Interest rate swap agreements	(5)
Currency swap agreements	98

Total	$92

Amounts of gain (loss) on cash flow hedges reclassified from accumulated in other comprehensive income (loss) into earnings for the fiscal year ended March 31, 2009 were as follows:

	Consolidated statements of income item	2009
		Millions of yen
Forward exchange contracts	Other, net	¥50
Interest rate swap agreements	Other, net	(134)
Currency swap agreements	Other, net	3,192

Total	Other, net	¥3,108

	Consolidated statements of income item	2009
		Millions of U.S. dollars
Forward exchange contracts	Other, net	$0
Interest rate swap agreements	Other, net	(1)
Currency swap agreements	Other, net	33

Total	Other, net	$32

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2009, approximately ¥1,229 million ($13 million) of deferred net gains on derivative instruments accumulated in other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts and currency swap agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments under SFAS No.133.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2008 and 2009 were as follows:

	2008	2009	2009
	Millions of yen		Millions of U.S. dollars
Forward exchange contracts	¥246	¥6	$0
Interest rate swap agreements	63,075	97,000	990
Currency swap agreements	76,483	—	—

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal year ended March 31, 2009 were as follows:

	Consolidated statements of income item	2009
		Millions of yen
Forward exchange contracts	Other, net	¥(4,060)
Interest rate swap agreements	Other, net	(102)
Currency swap agreements	Other, net	(10,734)

	Consolidated statements of income item	2009
		Millions of U.S. dollars
Forward exchange contracts	Other, net	$(41)
Interest rate swap agreements	Other, net	(1)
Currency swap agreements	Other, net	(110)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities with carrying amounts that approximate fair values are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll. Fair value information regarding “Marketable securities and other investments” is disclosed in Note 8.

	2008		2009		2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen				Millions of U.S. dollars
Long-term debt including current portion	¥4,076,338	¥4,194,704	¥4,294,729	¥4,351,996	$43,824	$44,408
Forward exchange contracts	49	49	14	14	0	0
Interest rate and currency swap agreements	29,116	29,116	540	540	6	6

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group.

The fair value of forward exchange contracts, interest rate swap and currency swap agreements are measured by inputs derived principally from observable market data provided by financial institutions.

The fair value of derivative instruments and amounts recorded in the consolidated balance sheet at March 31, 2009 are as follows:

	2009	2009
	Millions of yen	Millions of U.S. dollars
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥16	$0
Interest rate swap agreements
Other assets	3,433	35
Currency swap agreements
Other assets	2,695	28

Subtotal	6,144	63

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	—	—
Interest rate swap agreements
Prepaid expenses and other current assets	8	0
Other assets	53	1

Subtotal	61	1

Total	¥6,205	$64

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2009	2009
	Millions of yen	Millions of U.S. dollars
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥2	$0
Interest rate swap agreements
Other (Current liabilities)	24	0
Other (Long-term liabilities)	1,114	12
Currency swap agreements
Other (Current liabilities)	4	0
Other (Long-term liabilities)	4,135	42

Subtotal	5,279	54

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	—	—
Interest rate swap agreements
Other (Current liabilities)	91	1
Other (Long-term liabilities)	281	3

Subtotal	372	4

Total	¥5,651	$58

Contingent features in derivative instruments—

At March 31, 2009, NTT Group had no material derivative instruments that contain credit-risk-related contingent features, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2009.

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2009, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen	Millions of U.S. dollars
2010	¥305,389	$3,116
2011	21,081	215
2012	7,161	73
2013	4,324	44
2014	1,927	20
Thereafter	3,901	40

Total	¥343,783	$3,508

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent liabilities at March 31, 2009 for loans guaranteed amounted to ¥9,943 million ($101 million).

At March 31, 2009, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

23.    Subsequent events:

On March 27, 2009, the board of directors resolved that NTT may raise up to ¥230 billion ($2,347 million) by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2009. Based on this resolution, NTT issued bonds as follows:

Series 57 Nippon Telegraph and Telephone straight bonds

Date of payment	April 30, 2009

Issue amount	¥60 billion ($612 million)

Issue price	¥100 per ¥100

Interest rate	1.00%

Date of maturity	April 30, 2013

Use of proceeds	Capital investments

Series 58 Nippon Telegraph and Telephone straight bonds

Date of payment	June 10, 2009

Issue amount	¥70 billion ($714 million)

Issue price	¥99.98 per ¥100

Interest rate	1.00%

Date of maturity	June 20, 2014

Use of proceeds	Capital investments

Series 59 Nippon Telegraph and Telephone straight bonds

Date of payment	June 10, 2009

Issue amount	¥100 billion ($1,020 million)

Issue price	¥99.98 per ¥100

Interest rate	1.69%

Date of maturity	June 20, 2019

Use of proceeds	Capital investments

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2007:
Allowance for doubtful accounts	¥32,011	¥18,103	¥(18,817)	¥31,297

Fiscal year ended March 31, 2008:
Allowance for doubtful accounts	¥31,297	¥22,538	¥(17,549)	¥36,286

Fiscal year ended March 31, 2009:
Allowance for doubtful accounts	¥36,286	¥29,734	¥(20,812)	¥45,208

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of U.S. dollars
Fiscal year ended March 31, 2009:
Allowance for doubtful accounts	$370	$303	$(212)	$461

*1:	Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2007:
Valuation allowance—Deferred tax assets	¥108,517	¥61,183	¥(8,528)	¥161,172

Fiscal year ended March 31, 2008:
Valuation allowance—Deferred tax assets	¥161,172	¥97,381	¥(46,480)	¥212,073

Fiscal year ended March 31, 2009:
Valuation allowance—Deferred tax assets	¥212,073	¥45,241	¥(8,782)	¥248,532

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of U.S. dollars
Fiscal year ended March 31, 2009:
Valuation allowance—Deferred tax assets	$2,164	$462	$(90)	$2,536