Form 20-F
period 2010-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2010-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2010
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

Common stock	1,323,197,235 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	19

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	68

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	68

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	109

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	118

ITEM	8	—	FINANCIAL INFORMATION	119

ITEM	9	—	THE OFFER AND LISTING	120

ITEM	10	—	ADDITIONAL INFORMATION	123

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	135

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	137

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	139

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	139

ITEM	15	—	CONTROLS AND PROCEDURES	139

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	140

ITEM	16B	—	CODE OF ETHICS	140

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	140

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	141

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	141

ITEM	16F	—	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	141

ITEM	16G	—	CORPORATE GOVERNANCE	141

PART III

ITEM	17	—	FINANCIAL STATEMENTS	143

ITEM	18	—	FINANCIAL STATEMENTS	143

ITEM	19	—	EXHIBITS	143

			SIGNATURES	144

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT and its subsidiaries and any of their respective predecessors in business, and the “predecessor corporation” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “NTT DOCOMO” refers to NTT DOCOMO, INC., “NTT DATA” refers to NTT DATA CORPORATION, “NTT Urban Development” refers to NTT URBAN DEVELOPMENT CORPORATION, “NTT Resonant” refers to NTT Resonant Inc. and “NTT Plala” refers to NTT Plala Inc. The Government of Japan is sometimes referred to herein as the “Government.”

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2006 through 2010 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 2009 and 2010, the related consolidated statements of income, changes in equity and cash flows for each of the three fiscal years ended March 31, 2008, 2009 and 2010 and the Notes thereto appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2006	2007	2008	2009	2010
	(in millions of yen)
Operating revenues	¥10,741,136	¥10,760,550	¥10,680,891	¥10,416,305	¥10,181,376
Operating expenses	9,550,436	9,653,535	9,376,282	9,306,553	9,063,683

Operating income (loss)	1,190,700	1,107,015	1,304,609	1,109,752	1,117,693
Other income (expenses)(1)	111,420	25,687	17,682	(4,589)	2,378

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies(1)	1,302,120	1,132,702	1,322,291	1,105,163	1,120,071
Income tax expenses(1)	540,799	466,552	520,777	370,083	447,001
Equity in earnings (losses) of affiliated companies(1)	(12,113)	10,043	31,026	(1,916)	8,794
Net income (loss)(3)	749,208	676,193	832,540	733,164	681,864

Less—Net income attributable to noncontrolling interests(1)(3)	246,093	194,825	197,384	194,485	189,598

Net income (loss) attributable to NTT(1)(3)	¥503,115	¥481,368	¥635,156	¥538,679	¥492,266

	2006	2007	2008	2009	2010
	(in yen, except share amount)
Per Share of common stock:(2)
Net income (loss) attributable to NTT(1)(3)	351.46	348.29	461.07	400.41	372.01
Cash dividends, applicable to earnings for the year	¥60.00	¥80.00	¥90.00	¥110.00	¥120.00
Average number of Shares outstanding (adjusted to reflect stock split)(2)	1,431,504,928	1,382,076,916	1,377,561,362	1,345,302,411	1,323,262,483

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. The amounts in the table above for the fiscal years ended March 31, 2006 and 2007 have been adjusted accordingly.
(2)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for “Per Share of common stock” and “Average number of Shares outstanding” are adjusted for the stock split. As of the end of the fiscal year ended March 31, 2010, NTT had 1,323,197,235 Shares outstanding. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”
(3)	With the application of the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007, relating to noncontrolling interests in consolidated financial statements, starting from the fiscal year ended March 31, 2010, the name of this line item was changed.

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2006	2007	2008	2009	2010
	(in millions of yen)
Current assets	¥4,254,288	¥3,891,168	¥3,990,131	¥4,068,051	¥4,245,699
Property, plant and equipment (net)	10,435,905	10,423,812	10,385,579	10,201,519	10,057,546
Total assets(1)	18,820,175	18,291,141	18,518,779	18,796,388	18,939,055
Current liabilities	3,972,629	3,730,813	3,911,909	3,694,199	3,588,310
Long-term liabilities(1)	6,276,909	5,605,017	5,332,111	5,956,559	5,579,866
Capital stock (common stock plus additional paid-in capital)	3,781,058	3,782,053	3,779,029	3,778,987	3,776,877
NTT shareholders’ equity(1)	6,734,378	7,120,768	7,410,761	7,298,110	7,788,153
Equity(1)	¥8,570,637	¥8,955,311	¥9,274,759	¥9,145,630	¥9,770,879

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. The amounts as of March 31, 2006 and 2007 in the above table have been adjusted accordingly.

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

For dividend policy, please see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and board of director (interim dividend) approval dates, as applicable, payment dates and amount of dividends (expressed in Japanese yen) paid by NTT for each of the six-month periods indicated.

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share
			(in yen)
September 30, 2005	November 9, 2005	December 13, 2005	¥30
March 31, 2006	June 28, 2006	June 29, 2006	¥30
September 30, 2006	November 10, 2006	December 12, 2006	¥40
March 31, 2007	June 28, 2007	June 29, 2007	¥40
September 30, 2007	November 9, 2007	December 6, 2007	¥45
March 31, 2008	June 25, 2008	June 26, 2008	¥45
September 30, 2008	November 7, 2008	December 9, 2008	¥55
March 31, 2009	June 24, 2009	June 25, 2009	¥55
September 30, 2009	November 9, 2009	December 10, 2009	¥60
March 31, 2010	June 24, 2010	June 25, 2010	¥60

(*)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for Dividend per Share are adjusted for the stock split. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

See Note 13 to the Consolidated Financial Statements.

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

On June 11, 2010, the Noon Buying Rate was U.S.$1 = ¥91.72.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for custom purposes by the Federal Reserve Board of New York (the “Noon Buying Rate”):

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2006	119.66	104.64	113.67	117.48
2007	121.02	112.26	116.55	117.56
2008	123.39	99.85	113.61	99.85
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40

Months of 2010	High(4)	Low(4)	Average(5)	Period-end(6)
January	93.31	89.41	91.10	90.38
February	91.94	88.84	90.14	88.84
March	93.40	88.43	90.72	93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June (through June 11, 2010)	92.33	91.04	91.68	91.72

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month.
(5)	The average of the Noon Buying Rates of each business day in the relevant month.
(6)	The Noon Buying Rates on the last business day of each relevant month.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below. These have been summarized after a comprehensive assessment of the risks related to NTT Group’s business environment and its business strategy and operations and risks related to regulations and NTT’s relationship with the Government. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group’s business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. NTT Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

Risks associated with the business environment and NTT Group’s corresponding business strategies

NTT Group’s business may be affected by the economic situation in Japan.

In the fiscal year ended March 31, 2010, against the backdrop of an improvement in the global economy, particularly in Asia, and the effect of major economic stimulus programs, the Japanese economy showed signs of recovery in exports and production. However, the economic climate remained difficult, with capital investments decreasing substantially and the job market rapidly worsening due to deterioration in corporate earnings.

The Japanese economy is expected to gradually recover; however, expectations must be tempered by uncertainty regarding risks that may have a destabilizing effect on the economy, such as a decline in global economic conditions, in addition to deflation. If the economic downturn becomes protracted or the economy begins to deteriorate again, since most of NTT Group’s business revenues, including those from its telephone services, broadband services and system integration, arise from the provision of services in Japan, NTT Group’s financial condition and results of operations may be affected.

In the system integration business, corporate IT investments have been restrained by, among other things, the decline in business confidence and corporate earnings. Meanwhile, customers are making increasingly severe demands regarding costs and requiring very stringent evaluations of the effects of IT investments, which may lead to declines in the sales prices of systems and services provided by NTT Group in the current market environment.

NTT Group’s other businesses include, among others, the real estate business and finance business. In the real estate business, NTT Group’s financial condition and results of operations may be impacted by a decrease in the profitability of investments if there is a decrease in demand in the real estate leasing market or apartment sales market as a result of the economic slowdown. In the finance business, in order to minimize losses incurred through the insolvency of counterparties, NTT Group has been making an effort to maintain profitability by strictly managing the extension of credit based on the credit-worthiness of its counterparties. However, because extensions of credit to counterparties extend over the mid- to long-term, the economic circumstances of these counterparties may change due to the impact of the economic slowdown, leading to unrecoverable loans, which could affect NTT Group’s financial condition and results of operations.

Further, if because of the depressed stock and financial markets the asset value of investment securities and other assets owned by NTT Group declines, impairment losses may adversely affect NTT Group’s results of operations. In addition, real estate sales and pension investments by NTT Group may suffer further effects.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models coupled with the effect of regulatory changes. NTT Group faces competition in all of its business segments, including the regional communications business, long distance and international communications business, mobile communications business and data communications business. For details, please see “Item 4—Information on the Company—Competition.”

As a result of acquisitions and alliances among competitor companies in fixed and mobile communications, competition with communications businesses offering both fixed-line communications services and mobile communications services is intensifying. Development of a variety of new fixed-mobile convergence services that combine fixed-line with mobile services is expected to accelerate going forward. In addition, the broadband sector has seen new entrants, corporate mergers, and the formation of business alliances. Increased competition resulting from corporate consolidations and reorganizations in the information and communications market may result in a loss of market share for NTT Group and force NTT Group companies to lower their rates, affecting profitability.

With regard to the upper layers (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies continue to enter the market in a variety of forms from a variety of fields. As a result, if the competitive environment going forward is more severe than anticipated, NTT may not secure its anticipated market share.

In the broadband business market, access lines are becoming more diverse, faster and cheaper. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic access services have expanded to account for over half of broadband services in Japan. However, NTT Group expects that competition with other fiber-optic access service providers and with CATV and Asymmetric Digital Subscriber Line (“ADSL”) operators will continue. As a result, NTT Group may experience a decrease in market share or a need to reduce its rates further. To address such competition, NTT may be required to incur more expenses than anticipated to increase its customer base, which may have an effect on NTT Group’s financial condition and results of operations.

In addition, the conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors, and alternative services provided by other businesses are gaining an increasing number of customers. To be more competitive, NTT Group plans to expand its high quality “Hikari Denwa” fiber-optic access IP telephone service and other IP telephone services, but given the possibility that customers of NTT East and NTT West may switch to services of other companies as a result of competition with the direct subscriber telephone services offered by other companies using dry copper lines (existing telephone lines owned by NTT East and NTT West but not used by either of those companies) and IP telephone services using the fiber-optic access services or CATV lines of other companies, revenues could fall more than expected.

In the mobile communications market, competition has intensified due to factors such as the introduction of mobile number portability and the entry of new carriers into the market. For example, other mobile network operators have been deploying new products and services, including handsets for third-generation wireless services and handsets equipped with music player functions, music distribution services and fixed-rate services for calls and emails to designated parties, or have introduced new installment sales methods for mobile phone handset sales. Moreover, some carriers are already offering fixed/mobile convergence services with features such as a single invoice, combined point programs for both mobile and fixed-line services, and services with free calls between mobile and fixed-line phones, and it is possible that these carriers will further develop their line-up of services that provide a high level of customer convenience. While competition may escalate further with the advent of other new low-cost and flat rate services and technologies (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless Local Area Network (“LAN”), either provided as stand-alone services or in packages), NTT Group’s ability to provide similar services may be restricted by regulations. Aside from competition from other businesses and technologies, factors intensifying competition include: changes to business and market structures caused by the saturation of Japan’s mobile communications market, increased competition resulting from the market entry of companies from other business fields and other factors, changes in the regulatory climate, and rate competition. Under these market conditions, the number of subscriptions that NTT DOCOMO acquires or retains may be lower than anticipated, and because of the intense competition for acquiring subscriptions, the costs required to retain subscribers may be greater than anticipated, which consequently may adversely affect the financial condition and performance of NTT Group.

In this competitive market environment, in order to provide more advanced and wide-ranging services and increase convenience for its customers, NTT Group has made various rate revisions. However, NTT Group cannot be certain that these measures will enable it to acquire new subscriptions or maintain existing subscription levels. Furthermore, these rate revisions are expected to lead to a decline in ARPU, but if the trend of subscribers using and switching to flat-rate services is not what NTT Group expects, its ARPU may decrease even more. The foregoing factors may have an effect on NTT Group’s financial condition and operating results.

IT services, which are the focal area of NTT DATA’s business, are expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their efforts to this business. Moreover, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition. There are uncertainties regarding the future growth of these markets, and intensification of competition resulting from the aggressive market entry of competing companies may have an effect on NTT Group’s financial condition and its operating results.

We believe that NTT Group maintains a competitive advantage over other companies in Japan’s information and communications market. However, as the conventional fixed-line telephone market shrinks, NTT Group must further expand its business in the highly competitive broadband market. There is no guarantee that NTT Group will be able to maintain its current competitive advantage.

Current and future competition from other market participants may have an effect on NTT Group’s future growth and profitability.

Growth of new businesses and migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services and other market developments may not progress as anticipated.

In Japan’s information and communications market, as the rollout of broadband and ubiquitous services rapidly progresses, fiber-optic access services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, competition, including rate competition, is growing in intensity as services and handsets become more diverse and advanced. Many other dramatic changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new network-based businesses.

Going forward, the further development of broadband services is expected to lead to increased distribution of content and applications, and the importance of the content and applications layer in business development is expected to grow.

NTT Group further expanded the coverage area for “FLET'S Hikari Next,” the next-generation network (NGN) commercial service, and enhanced services, including a high-speed service with a maximum download speed of 200Mbps in Eastern Japan. NTT Group also pursued initiatives in collaboration with other companies to expand sales. NTT Group took steps to enhance its services by, among other things, expanding the high-definition content available on “Hikari TV,” an IP Television (“IPTV”) service distributed over FLET’S Hikari. NTT Group also expanded its line-up of video services that are designed to take advantage of the capabilities of the NGN, including the launch of Digital Cinema, a service for the distribution of films to theaters using the NGN.

However, revenues from fiber-optic and broadband and ubiquitous services may not grow as anticipated if the following were to occur: the market for fiber-optic services does not expand as anticipated due to diminished investment by businesses and a decline in consumer confidence caused by the current economic slowdown or due to a less than anticipated expansion of video delivery services and other fiber-optic services; rate reductions for fiber-optic access services are greater than anticipated; any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved; highly convenient services such as video distribution services that make the best possible use of NGN features including high quality and high security levels do not emerge as anticipated; or in the broadband and ubiquitous services market, fiber-optic services are placed into competition with mobile services through a greater than anticipated growth of wireless broadband services using mobile communication technology. In addition, there is the risk that these large shifts in NTT Groups’ revenue structure will result in the profitability of the communication services layer declining faster than expected.

Fixed-line IP services have shown steady overall growth with the spread of broadband services and Internet connection services, such as the Open Computer Network (“OCN”) service, and with the provision of a variety of IP-related services targeted at corporate customers. However, the decline in unit prices continues, due to the migration to IP-related services that provide broadband communication at a lower cost and the consolidation and/or elimination of corporate private networks.

In both the corporate and residential markets, fiber-optic IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for the high quality “Hikari Denwa” fiber-optic access IP telephone service and its other IP telephone services, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from fiber-optic services and broadband and ubiquitous services and cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if one-time costs for the migration from the existing networks to the NGN become greater than anticipated, or if the burden of maintaining multiple facilities for the existing networks and the NGN becomes greater than anticipated, there is a risk that the increased revenues from IP telephone services may not offset the effect such services may have on the profitability of conventional fixed-line telephone services.

In addition, NTT Group is currently moving forward with the goal of making a systematic full-scale migration from the existing IP network to the NGN, starting in the fiscal year ending March 31, 2011. With respect to existing telephone networks, current switchboards are expected to come to the end of their useful lives approximately 10 years from now and, from the perspective of reducing costs, NTT Group is converting them to IP-based NGN. NTT Group plans to announce the overall prospects for its treatment of functions/services that are not currently provided as part of services based on existing IP technologies, such as public pay-phones, ISDN, etc., during the fiscal year ending March 31, 2011. However, if the migration to the NGN does not progress as anticipated, the maintenance costs for duplicative facilities for a prolonged period and other transient costs may affect the financial condition and results of operations of NTT Group.

In the mobile communications business, NTT Group believes that an increase in revenues from factors such as the expansion of packet and other communications services from the promotion of various i-mode services, and the development and spread of credit and other services, such as i-mode FeliCa (a service allowing customers to use their mobile phones to pay for certain goods and services), that are useful in customers’ personal and business lives, is one of the critical elements for future growth. Nevertheless, development of these services may be curtailed if partners and content providers required for the provision of new services and new ways of usage are not developed as expected, new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal, manufacturers and content providers cannot provide handsets and content in a timely manner and at appropriate prices, sustained or new growth is not achieved because the i-mode service and other current or future data transmission services of NTT DOCOMO are insufficient or not attractive enough to maintain current subscribers or attract new ones, or market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced, or “HSDPA,”* “HSUPA”** or “LTE”*** with higher communication speed cannot be expanded as scheduled.

*	Abbreviation of High Speed Downlink Packet Access, a technology for high-speed packet data transmission from base station to handset based on Wideband Code Division Multiple Access, or W-CDMA.
**	Abbreviation of High Speed Uplink Packet Access, a technology for high-speed packet data transmission from handset to base station based on W-CDMA.
***	Abbreviation of Long Term Evolution, a mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of business may not produce the returns or provide the opportunities NTT Group expects.

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

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in its fixed-line communications business. Moreover, with the transition to fiber-optic access and IP networks, NTT Group is aiming to reduce costs by improving operational systems efficiency and through business process reengineering. However, if countermeasures become necessary to address changes in the competitive environment or changes in the market environment due to the economic slowdown, or if the development of the IP network or migration from the existing IP network to the NGN is slower than anticipated, then sufficient cost reductions may not be achieved due to factors such as costs for simultaneously maintaining duplicate facilities for the existing IP network and the NGN not decreasing to the extent anticipated.

NTT Group expects to achieve significant cost reductions by reducing capital investments in the fixed-line communications business for fiber-optic access and the NGN by deploying the results of technical innovations, lowering the cost of equipment and improving construction methods. NTT Group aims to reduce the total amount of capital investments as a percentage of operating revenues by shifting the focus of capital investments to service creation businesses after the preceding capital investments in fiber optic access and the NGN stabilize at a lower level. However, if such cost reductions are not achieved as anticipated, capital investments may become greater than expected.

In addition, NTT Group’s effort to reduce costs may be impaired by supplier cartels unjustly raising or maintaining the cost of goods procured, a pattern of the conduct that has been uncovered in certain Japanese markets.

Other mobile service providers in the world may not adopt or continue to use technologies that are compatible with those used by NTT DOCOMO’s mobile communications system, which could affect NTT Group’s ability to offer international services.

NTT DOCOMO is able to offer global roaming services on a worldwide basis on the condition that a sufficient number of other mobile service providers have adopted technologies that are compatible with the technology it uses on its mobile communications systems. NTT Group expects that its overseas affiliates, strategic partners and many other mobile service providers will continue to use technologies compatible with NTT DOCOMO’s, but there is no guarantee of this in the future.

If a sufficient number of mobile service providers do not adopt technologies compatible with NTT DOCOMO’s, if mobile service providers switch to other technologies, or if there is a delay in the introduction of compatible technologies, NTT DOCOMO may not be able to offer international roaming or other services as expected and may not be able to offer its subscribers the convenience of overseas services.

Also, NTT DOCOMO cannot ensure that handset and network vendors will be able to modify their handsets and networks appropriately and promptly if the actions of standardization organizations result in changes to the standardized technologies that NTT DOCOMO adopts, which would require modifications to the handsets and networks that NTT DOCOMO uses.

If such technologies compatible with the technologies NTT DOCOMO has adopted do not develop as expected and NTT DOCOMO is not able to maintain or improve the quality of its overseas services or enjoy the benefits of global economies of scale, this may have an effect on NTT Group’s financial condition and results of operations.

If NTT Group is unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of the intellectual property rights of other companies.

It is necessary for NTT Group to obtain licenses and other rights to use the intellectual property and other rights of third parties. Currently, NTT Group has obtained licenses from the holders of such rights by concluding agreements with such holders, and NTT Group plans to continue to obtain licenses from the holders of other intellectual property rights that are necessary for carrying out its future business. However, if agreement cannot be reached with the holders of such rights or if agreement concerning rights once granted cannot be maintained thereafter, NTT Group may not be able to provide certain technologies, products or services. Further, if NTT Group is subject to assertions of infringement of intellectual property rights, NTT Group may be forced to expend considerable time and incur costs in reaching a resolution, and if such claims are determined adversely to NTT Group through a court judgment or through a settlement between the relevant parties, revenues from businesses related to such rights may decrease and NTT Group may be liable for damages for infringement of such rights, which may in turn adversely affect its financial condition and results of operations.

Risks associated with business management

System disruptions, network disruptions and issues with system architecture may affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built, deployed nation-wide and maintains fixed-line subscriber telephone, Integrated Services Digital Network (“ISDN”), fiber-optic access, ADSL and mobile communications networks. NTT Group’s systems may suffer disruptions arising from a number of different causes, including earthquakes, typhoons and floods, all of which frequently hit Japan, problems in hardware and software, terrorism, cyber-terrorism, and various other events. The occurrence of any of these events on a large scale could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be affected by reductions in income and expensive repair costs resulting from any such event.

NTT Group services and products using advanced, complicated technology have increased, resulting in increased quality control risk. In response to temporary difficulties in connecting to Hikari Denwa and FLET’S services in the past, NTT has made efforts to restore service reliability by making capital investments in its network facilities to strengthen network resilience, taking preventive measures in the form of upgrading software, and by accelerating response time. With regard to the NGN, in light of the results of technological verification made through field trials, NTT Group started offering quality-assured, high sound quality IP telephone services, video telephone services and Ethernet services for corporate customers on a commercial basis from March 2008, in addition to its existing fiber-optic access services and fiber-optic IP telephone services. While NTT Group has endeavored to improve service quality and reliability through these initiatives, if a service or product of NTT Group has a defect or similar problem, NTT may be held liable for damages arising from such problem, and the reputation and sales of NTT Group services and products may be affected.

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

NTT’s reputation and credibility may be affected by an inappropriate use or leak of confidential business information and personal information.

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

Inappropriate use of NTT Group’s products and services by unscrupulous users may result in a decrease in the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image, which may in turn affect NTT Group’s financial condition and results of operations.

One example is the occurrence of unsolicited bulk e-mails being sent through NTT DOCOMO’s e-mail services, including i-mode mail service and Short Message Service (“SMS”). Despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and suspending the use of or terminating contracts with companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. If NTT DOCOMO’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of i-mode subscriptions.

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

Risks associated with the government, including rules, regulations, and others

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

The ICT Policy Task Force for a Global Era, established by the Ministry of Internal Affairs and Communications (“MIC”) in October 2009, has been holding deliberations with the goal of realizing the “Hikari no Michi” vision, which aims to have all households using super high-speed broadband by 2015. Going forward, telecommunication regulations may be revised in some manner by MIC, as discussed below, but the specific effects of such revisions are unknown at this time.

For a summary of current Government regulations, please see “Item 4—Information on the Company—Regulations.”

Review of the Rules of Competition

A basic policy direction has been indicated that encourages even greater fairness in competition among businesses, development of broadband services and reduction of user rates. The policy requires prompt commencement of a review of, among other things, increasing the openness of access networks, dominant carrier regulations focusing on the impact of market dominance, and the strengthening of firewalls regarding information on customers of other businesses. Accordingly, going forward, telecommunications regulations with respect to future competition rules may be revised in some manner. However, the impact that such revisions would have on NTT Group is currently unknown. If the regulations regarding telephone connection rates and optical fiber connection rates are revised, NTT Group may suffer a drop in revenue from connection charges.

For details regarding interconnection (telephone connection rates and optical fiber connection rates), please see “Item 4—Information on the Company—Regulations—Interconnection.”

Universal Service Fund

With respect to universal service, a basic policy direction has been indicated that will include broadband access within the scope of universal services, upon the realization of the “New Broadband Super Highway (Hikari no Michi)” vision. As a result, there may be revisions with respect to those services subject to universal service requirements and to the current universal service mechanism. The specific effects that such revisions would have on NTT Group are currently unknown. For details regarding the universal service fund and a summary of the discussions regarding a review of the universal service fund system, see “Item 4—Information on the Company—Regulations—Universal Service Fund.”

Review of the NTT Law

NTT, NTT East and NTT West are regulated by the NTT Law with regard to the scope of operations of each company and other matters. For this reason, amendments to the NTT Law may affect NTT Group operations. For details regarding the NTT Law, please see “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

With respect to the form of NTT Group’s managerial structure, a basic policy direction has been indicated that would require studies of the impact of further increasing the openness of NTT East and NTT West’s access networks, and the consideration and/or implementation of required measures roughly a year later. Accordingly, going forward, regulations may be revised in some manner, but the impact that such revisions would have on NTT Group is currently unknown.

NTT Group may not be able to secure the necessary frequency spectrum for operation and may not be able to expand its facilities due to restrictions imposed on NTT DOCOMO.

NTT DOCOMO has limited frequencies and facilities available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DOCOMO’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit. Because base stations and switchboards have only a finite capacity for handling traffic, service quality may deteriorate at peak times or if there is a rapid increase in subscribers, or if there is a rapid increase in the volume of images, music or other content provided by NTT DOCOMO’s network. In addition, with regard to FOMA services, FOMA packet transmission fixed rate services and fixed rate services for browsing web pages on the Internet and video clips, it is possible that the growth in subscriptions and subscriber traffic will be far greater than anticipated by NTT DOCOMO and that its service quality will deteriorate due to a lack of capacity for increased traffic using existing facilities.

In addition, while the number of NTT DOCOMO subscribers and the traffic from such subscribers increases, there may be a decline in the quality of services if government agencies do not allocate the frequency spectrum required for unhindered operation, or if changes are made to the frequency spectrum allocation system, for example, by the introduction of reallocation through an auction system, and the necessary frequency spectrum cannot be obtained. For details, please see “Item 4—Information on the Company—Regulations—Other Regulatory-related Developments—Allocation of Frequency Spectrum for Mobile Phones.”

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

NTT Group may be impacted by laws, regulations and systems relating to the reduction of greenhouse gas emissions.

In conjunction with the increasing diversification and sophistication of subscriber services, NTT has been expanding its telecommunication facilities and data centers, and, as a result, its power usage is showing an upwards trend. NTT Group has implemented measures directed at reducing its greenhouse gas emissions, including the deployment of power-saving ICT devices, highly efficient power sources and air conditioning devices, as well as natural energy systems. It is possible, however, that the introduction of regulations for reducing greenhouse gases will result in cost increases, which may have an impact on the financial condition and operating results of NTT Group.

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

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2010, the Government’s ownership of Shares was reduced to 33.7% of NTT’s issued Shares (40.1% of NTT’s outstanding Shares). The Government now owns close to the minimum number of Shares the Government is obligated to own under the NTT Law.* It is possible that the Government may seek to sell the remaining few Shares it owns in excess of the amount the Government is required to own under the NTT Law. It is also possible that the NTT Law could be revised in order to ease the requirements regarding Government ownership of Shares, increasing the number of Shares the Government is allowed to sell. Additionally, if NTT cancels treasury stock, the number of Shares the Government is allowed to sell would increase. The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an impact on the market price of Shares and ADSs.

In addition, on May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock owned by NTT Group. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012. Following the cancellation of NTT’s treasury stock owned by NTT as of March 31, 2010, the number of Shares that the Government may sell would increase to approximately 100 million Shares. While any decision to dispose of Shares will be made exclusively by the Government, if the Government were to decide to dispose of some or all of these Shares, NTT may consider repurchasing such Shares.

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

Investors may have difficulty enforcing judgments under the laws of foreign countries, including the U.S. securities laws regarding the civil liabilities of NTT.

NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT’s directors and management reside in Japan. All or a substantial portion of the assets of such persons or NTT are located in Japan. As a result, it may not be possible for investors to effect service of process outside Japan upon such persons or NTT or to enforce against them judgments predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws, in federal or state courts in the United States or other foreign courts. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japanese courts, of liabilities predicated solely upon the laws of foreign countries, including the U.S. securities laws, and as to the enforceability in Japanese courts of judgments of federal or state courts in the United States or other foreign courts obtained in actions predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	changes in economic conditions, fluctuations in exchange and interests rates, and volatility in securities and other financial markets in Japan and other countries;

(ii)	risks and uncertainties associated with NTT Group’s fund procurement;

(iii)	the effects of increased competition on market share and revenue;

(iv)	risks and uncertainties associated with the pricing of services, including risks and uncertainties associated with the reduction in revenues that may result from changes in rates;

(v)	the ability of NTT Group to maintain growth and the success of new products and services and new businesses;

(vi)	risks and uncertainties associated with the growth of new businesses, migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services, and other market developments;

(vii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, 3G mobile subscriber services, wireless broadband services through the LTE and other Internet-related businesses;

(viii)	risks and uncertainties associated with the effects of NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses on NTT Group’s financial condition and operating results;

(ix)	risks and uncertainties associated with the progress of NTT Group’s efforts to reduce costs;

(x)	technology substitution and changes in available technology;

(xi)	risks and uncertainties associated with NTT Group’s ability to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business;

(xii)	the ability of NTT Group to add capacity to NTT Group’s existing networks; for example, the possibility that NTT DOCOMO is unable to secure the necessary frequency spectrum for operation or expand its facilities;

(xiii)	the impact on NTT Group’s financial condition and operating results of system/network failures and problems arising during system construction due to causes including: earthquakes and typhoons, epidemics and other natural disasters; power shortages, malfunctioning of equipment, hardware or software failures resulting from, among other things, flaws in system construction; acts of terrorism, cyber attacks, intentional wrongdoing and sabotage; and other similar natural disasters or acts of wrongdoing;

(xiv)	the improper handling and leaking of confidential information obtained in the course of NTT Group’s business, such as personal information;

(xv)	the occurrence of crime and other social problems resulting from improper use by certain users of products or services offered by NTT Group;

(xvi)	concerns over health risks and safety issues associated with the use of products and services offered by NTT Group;

(xvii)	the effect of the introduction of, or changes to, various laws and regulations, including changes or decisions regarding telecommunications regulations, such as future decisions regarding the setting of interconnection rates or the outcome of discussions contemplating changes to the NTT Law;

(xviii)	risks and uncertainties associated with the introduction of laws and regulations relating to the reduction of greenhouse gas emissions;

(xix)	the impact of ongoing or potential litigation, and the subsequent outcome or rulings of government agencies; and

(xx)	any decision by the Government of Japan to exercise its power to exert influence over decisions made at NTT general meetings of shareholders.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

*	Percentage of equity provided as of June 30, 2010. The figures represent equity held by NTT, directly or indirectly, in relation to each company’s outstanding shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (Holding Company), its 536 companies and 89 affiliated companies (as of March 31, 2010). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Nippon Corporation, NTT WEST ASSETPLANNING CORPORATION, NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, and 82 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION, NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COM ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink,Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp., NTT Com CHEO CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Integralis AG, and 62 other companies.

The principal services in the mobile communications business are mobile telephone services and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, INC., DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net Inc., DOCOMO interTouch Pte. Ltd., DOCOMO PACIFIC, INC., DOCOMO.COM, INC., net mobile AG, OAK LAWN MARKETING, INC. and 113 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FORCE CORPORATION, NTT DATA i CORPORATION, itelligence AG, Cirquent GmbH, JSOL CORPORATION, NTT DATA CCS

CORPORATION, NJK Corporation, NTT DATA MSE CORPORATION, NTT DATA SANYO SYSTEM CORPORATION, XNET Corporation, NTT DATA FINANCIAL CORE CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA EUROPE GmbH & Co. KG, and 136 other companies.

Other businesses include the operations of NTT (Holding Company), in addition to real estate, finance, construction and power, systems development and development of advanced technologies. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, NTT Human Solutions Corporation, NTT Investment Partners, Inc. and 60 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 38,330 thousand subscribers nationwide as of March 31, 2010 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten INS-Net 64 subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of the number of channels, transmission rate and line use fees (base rates)). NTT Group is one of the leading providers of broadband services in Japan. As of March 31, 2010, the number of broadband subscriptions for FLET’S Hikari (FLET’S Hikari includes NTT East’s B FLET’S and FLET’S Hikari Next and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next) and FLET’S ADSL were 13,251 thousand and 3,381 thousand, respectively, and the number of subscriptions for NTT Communications’ OCN and NTT Plala’s Plala were 7,892 thousand and 3,050 thousand, respectively.

NTT Group provides mobile phone services through NTT DOCOMO. As of March 31, 2010, NTT DOCOMO had 56,082 thousand subscribers and was the largest provider of mobile phone services in Japan. NTT DOCOMO was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2010, NTT’s ownership interest in NTT DOCOMO was 66.4%.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 30, 2010, NTT’s ownership interest in NTT DATA was 54.2%.

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

History

Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred in recent years and are still ongoing, including the implementation of telecommunications reform laws aimed at promoting competition in the telecommunications market. Prior to April 1, 1985, NTT’s predecessor corporation, Nippon Telegraph & Telephone Public Corporation, was the sole domestic telecommunications carrier in Japan.

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

Pursuant to an amendment to the NTT Law that became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares of NTT, are allowed to own Shares. Currently, the aggregate amount of NTT’s voting rights which may be owned by foreign nationals and foreign corporations must be less than one-third of NTT’s total voting rights. NTT is prohibited from registering the ownership of Shares by such persons in excess of such limit. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.”

The Shares are listed on the Tokyo Stock Exchange (the “TSE”) and on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. NTT listed its Shares on the New York Stock Exchange (the “NYSE”) (in ADR form) in September 1994 and on the London Stock Exchange (the “LSE”) in October 1994.

In April 1995, NTT DATA’s common stock was listed on the Second Section of the TSE. In connection therewith, NTT sold 48,000 shares of NTT DATA, resulting in a decrease of NTT’s ownership interest in NTT DATA’s common stock from 100% to 69.1%. As a result of capital increases made through public offerings conducted by NTT DATA thereafter, NTT’s ownership interest in NTT DATA was 54.2% as of June 30, 2010. On November 24, 1995, NTT capitalized a portion of its capital reserve and effected a 1.02-for-1 stock split, thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. In September 1996, common shares of NTT DATA were designated to be listed on the First Section of the TSE.

NTT DOCOMO’s common stock was listed on the First Section of the TSE in October 1998 and on the LSE in March 2002. ADRs of NTT DOCOMO were listed on the NYSE in March 2002. In conjunction with the listing of NTT DOCOMO’s common stock in 1998, NTT sold a portion of the shares it held in NTT DOCOMO to the public in Japan and NTT DOCOMO sold additional newly issued NTT DOCOMO shares as part of the same offering. These transactions resulted in NTT’s ownership interest in NTT DOCOMO being reduced from 94.7% to 67.1%. Thereafter NTT DOCOMO increased capital through a public offering and engaged in several purchase transactions in respect of its shares, and in some of these purchase transactions, NTT sold its shares to NTT DOCOMO. As a result of these transactions, NTT’s ownership interest in NTT DOCOMO was 66.4% as of June 30, 2010. For a description of the transactions in NTT DOCOMO’s shares during the three most recent fiscal years, please see Note 18 in the Notes to the Consolidated Financial Statements.

In July 1999, NTT implemented a group reorganization, with NTT becoming a holding company. Among NTT’s operations, marketing of intra-prefectural communications services was transferred to its two wholly-owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT Communications, also a wholly-owned subsidiary of NTT.

Since 1999, NTT has engaged in a series of Share repurchases through transactions executed on the TSE. For details on NTT’s repurchases of its Shares, please see “Item 9—The Offer and Listing.”

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

After the transfer of certain business activities, NTT continues to exist and operates primarily as a holding company. The principal sources of NTT’s cash revenues consist of three categories. NTT receives:

•	dividends from its subsidiaries;

•	payments for providing management services through contracts with its subsidiaries; and

•	payments for its fundamental research and development activities through contracts with each of its subsidiaries that benefit from NTT’s research and development activities.

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets and conducting basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DOCOMO, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is to discuss with, or report to, NTT on certain fundamental business decisions relating to that company, including amendments to their respective articles of incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and establishment of business plans.

Please see “—Regulations—Review of the NTT Law” regarding the recent discussions of NTT Group’s managerial structure.

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2010, NTT had 625 subsidiaries and affiliated companies.

In May 2002, approximately 100 outsourcing subsidiaries began operations. NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to these outsourcing companies, each specializing in one of three fields:

•	facilities and equipment: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

•	marketing: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; planning, design and operation of websites; and

•	administrative: outsourcing services for payroll settlement, accounting and others.

While NTT East and NTT West maintain close relationships with the outsourcing subsidiaries, they are focused on providing reliable, high-quality services, including universal services, and are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of the region and type of business, depending on its respective expertise (maintenance, sales, general affairs and accounting). This system of regional subsidiaries has the advantage of giving NTT a local presence throughout Japan, thereby enabling NTT to respond to the IT needs of local governments, companies and individuals, which have grown in proportion to the spread of broadband services.

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three types of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, beginning in June 2007, NTT East accelerated the implementation of plans to consolidate various sites, including “116” call centers, by integrating bases, mainly in regional districts, and increased its reliance on outsourcing operations to group companies in its efforts to improve business efficiency.

In July 2006, NTT West modified its headquarters organization to provide specialized handling of broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties. In conjunction with these developments, NTT West also consolidated its marketing, facility, and administrative subsidiaries. Furthermore, in April 2008, anticipating an increase in demand for one-stop consulting, configuration and operational support services for customers’ home IT environments that are tailored to their individual needs and lifestyles, NTT West established six companies, including NTT West-Home Techno Kansai, and began marketing activities in July 2008.

Based on the document entitled “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), in the fiscal year ended March 31, 2007, NTT Group carried out a review of its upper layer businesses (which include Internet connection services, IP telephone services, video distribution services and portal services), and also reviewed its customer service structures for corporate customers in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; NTT Plala Inc. (formerly Plala Networks, Inc.), which provided Internet access services and video distribution services for TV; and On Demand TV K.K. (liquidated in December 2008), which also provides video distribution services. NTT Group also revised its customer accounts system for services to corporate customers. Going forward, NTT East and NTT West are responsible for customers requiring more locally oriented service, while NTT Communications is responsible for such customers as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications. In March 2008, to increase business efficiency and provide more attractive services, NTT Group’s video distribution services for television were consolidated in NTT Plala Inc. and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

In July 2008, NTT DOCOMO reorganized its group structure to merge its eight regional subsidiaries, including NTT DoCoMo Hokkaido, Inc., into NTT DOCOMO with a goal of achieving “enriched and enhanced customer services,” “streamlined group management” and “faster decision-making” for the purpose of enhancing the speed and effectiveness of its operations.

The principal business activities of NTT Urban Development are real estate leasing and sales, along with management of office buildings. Akihabara UDX, construction of which was completed in March 2006, is a multipurpose building containing offices and commercial facilities, as well as IT centers. Serving a variety of functions, it has become the nucleus of the development of Akihabara, as the district transforms itself into a global base for the IT industry. On November 4, 2004, NTT Urban Development was listed on the First Section of the TSE. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

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

The Government’s annual budget for the fiscal year ended March 31, 1999 contemplated the sale by the Government of up to 1,000,000 additional Shares. On December 18, 1998, the Government sold all 1,000,000 of these Shares to individuals and institutional investors in a global offering in the form of 981,560 Shares and 3,688,000 ADSs (equivalent to 18,440 Shares). The Government’s ownership interest was reduced to 9,419,339.24 Shares, or approximately 59%, as of March 31, 1999.

The Government’s annual budget for the fiscal year ended March 31, 2000 also contemplated the sale by the Government of up to 1,000,000 additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of 952,000 Shares to individuals and institutional investors in a global offering in the form of 935,549 Shares and 3,290,200 ADSs (equivalent to 16,451 Shares). The Government’s ownership interest was reduced to 8,416,885.26 Shares, or approximately 53%, as of March 31, 2000.

On December 20, 1999, the 1990 plan was terminated.

The Government’s annual budget for the fiscal year ended March 31, 2001 contemplated the sale by the Government of up to 1,000,000 additional Shares. On October 23, 2000, the Government sold all 1,000,000 of these Shares to individuals and institutional investors in a global offering in the form of 1,263,597 Shares and 7,280,600 ADSs (equivalent to 36,403 Shares). These Shares were sold together with 300,000 new Shares issued and sold by NTT. The Government’s ownership interest was reduced to 7,413,823.26 Shares, or approximately 46% of the 16,134,590 total issued Shares, as of March 31, 2001.

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

The Government’s annual budget for the fiscal year ended March 31, 2006 contemplated the sale by the Government of up to 1,123,043 additional Shares. All of the Shares were sold at the time of NTT’s repurchase of Shares on September 6, 2005 (of the 1,123,043 Shares sold by the Government, NTT acquired 1,116,743 Shares). The Government’s ownership interest was reduced to 5,308,299.26 Shares, or approximately 34% of the 15,741,209 total issued Shares (38.4% of outstanding Shares), as of March 31, 2006. The sale of Shares by the Government has, for the most part, relieved supply pressure, or overhang, in the stock market.

As a result of the 100-for-1 stock split carried out pursuant to a resolution adopted by NTT’s board of directors on May 13, 2008, which took effect on January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system, the total number of NTT’s issued Shares became 1,574,120,900.

As of March 31, 2010, total number of NTT’s issued Shares was 1,574,120,900 and the Government’s ownership interest was 530,569,214 Shares, or approximately 34% of NTT’s total issued Shares (40.1% of NTT’s outstanding Shares).

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock owned by NTT Group. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012. Please see “Item 3—Key Information—Risk Factors—The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs” for a discussion of the effect of the Share cancellation on the number of Shares the Government is permitted to sell.

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

Principal Business Activities

NTT Group is Japan’s largest provider of telecommunications services, offering fixed and mobile voice related services, IP/packet communications services, and system integration services. Its communications network is one of the world’s largest networks. Telecommunications services provided by NTT Group are divided into six categories: fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration, and other services. The breakdown among these categories for operating revenues for the past three fiscal years is as follows:

	Years ended March 31,
	2008	2009	2010
	(in billions of yen)
Fixed voice related services	¥2,831.1	¥2,581.0	¥2,355.6
% of total operating revenues	26.5%	24.8%	23.1%
Mobile voice related services	¥2,739.8	¥2,283.9	¥2,150.7
% of total operating revenues	25.7%	21.9%	21.1%
IP/packet communications services	¥2,567.4	¥2,898.0	¥3,113.4
% of total operating revenues	24.0%	27.8%	30.6%
Sales of telecommunications equipment	¥653.5	¥709.6	¥598.3
% of total operating revenues	6.1%	6.8%	5.9%
System integration	¥1,157.0	¥1,211.7	¥1,242.7
% of total operating revenues	10.8%	11.6%	12.2%
Other services	¥732.0	¥732.1	¥720.6
% of total operating revenues	6.9%	7.1%	7.1%
Total	¥10,680.9	¥10,416.3	¥10,181.4
% of total operating revenues	100.0%	100.0%	100.0%

NTT Group’s results are also segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. See Note 16 to the Consolidated Financial Statements attached hereto and “—NTT Group.”

The following table sets forth certain information concerning NTT Group’s principal operations as of the dates and for the periods indicated:

	As of March 31,
	2006	2007	2008	2009	2010
	(No. of subscriptions in thousands)
Fixed Voice Related Services:
Regional Communications Business
(NTT East)
Telephone subscriptions	23,109	21,392	19,566	17,983	16,394
Public telephones	187	172	158	148	138
ISDN(1)	4,111	3,726	3,339	2,984	2,646
INS-Net 64	3,743	3,363	2,993	2,669	2,361
INS-Net 1500(1)	37	36	35	31	29
Conventional leased circuit services	215	193	175	161	148
High-speed digital circuit services	175	148	129	114	100

(NTT West)
Telephone subscriber lines	23,802	21,951	20,054	18,378	16,844
Public telephones	206	189	171	160	145
ISDN(1)	3,748	3,426	3,075	2,740	2,446
INS-Net 64	3,534	3,216	2,878	2,565	2,287
INS-Net 1500	21	21	20	18	16
Conventional leased circuit services	205	188	172	160	149
High-speed digital circuit services	141	120	109	98	88

Mobile Voice Related Services:
Mobile Communications Business
(NTT DOCOMO)
Mobile phone services(2)	51,144	52,621	53,388	54,601	56,082
Mobile phone (FOMA)(2)	23,463	35,529	43,949	49,040	53,203
Mobile phone (mova)	27,680	17,092	9,438	5,560	2,879
Mobile phone services market share(3)	55.7%	54.4%	52.0%	50.8%	50.0%

IP/packet Communications Services:
Regional Communications Business
(NTT East)
FLET’S Hikari(4)	1,889	3,399	4,963	6,291	7,533
FLET’S ADSL	3,001	2,782	2,410	2,058	1,700
Hikari Denwa (thousand channels)	471	1,705	3,065	4,248	5,420
FLET’S TEREBI Transmission Service	—	—	—	73	240
(NTT West)
FLET’S Hikari(4)	1,530	2,677	3,815	4,843	5,718
FLET’S ADSL	2,682	2,541	2,246	1,934	1,681
Hikari Denwa (thousand channels)	396	1,469	2,661	3,762	4,722
FLET’S TEREBI Transmission Service	—	—	—	5	30

Long Distance and International Communications Business(6):
(NTT Communications)
IP-VPN	98	93	100	116	109
OCN (ISP)	5,286	6,091	6,830	7,367	7,892
(NTT Plala)
Plala (ISP)(5)	2,138	2,329	2,644	2,896	3,050
Hikari TV(5)	—	—	239	552	1,009

Mobile Communications Business
(NTT DOCOMO)
i-mode services(6)	46,360	47,574	47,993	48,474	48,992

(1)	In terms of number of channels, transmission rate and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, one INS-Net 1500 subscription is counted as ten INS-Net 64 subscriptions.

(2)	The number of mobile phone service subscriptions, the number of mobile phone (FOMA) subscriptions and the number of mobile phone (mova) subscriptions include the number of communications module service subscriptions. From March 3, 2008 onward, an additional FOMA subscription is a prerequisite for the application of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone), and those additional FOMA subscriptions are included in the number of mobile phone service subscriptions and number of mobile phone (FOMA) subscriptions. Revenues from mobile phone services are partially recorded in IP/packet communications revenues.
(3)	The number of subscriptions of other companies are computed based on figures released by the Telecommunications Carriers Association. The figures include communications module service subscriptions.
(4)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.
(5)	Revenues from Plala and Hikari TV are included in “Operating Revenues—Other.”
(6)	The number of i-mode services subscriptions is the aggregate of FOMA and mova subscriptions.

Fixed Voice Related Services

Operating revenues from fixed voice related services in the fiscal year ended March 31, 2010 accounted for 23.1% of total operating revenues. Fixed voice related services include a portion of the services in the regional communications business segment and long distance and international communications business segment, including telephone subscriber services, ISDN services, conventional leased circuits and high-speed digital circuits.

Regional Communications Business Segment, Long Distance and International Communications Business Segment

Fixed line telephone subscriber services/ISDN

NTT Group is Japan’s largest provider of telephone subscriber and ISDN (INS-Net 64 and INS-Net 1500) services in Japan. INS-Net 64 uses conventional copper lines to transmit digital signals, providing efficient, high-quality communications services with capacity equivalent to two circuits. INS-Net 1500 uses optical fiber, offering 24 channels, and is suited for corporate customers who need multiple lines. Customers may also utilize it as a high-speed data link by bundling several of the 24 channels together.

In the fiscal year ended March 31, 2010, with the expansion of fiber-optic access service, the shift from conventional fixed-line telephone service to optical IP telephone service continued to progress, and competition persisted with mobile phone services, direct subscriber telephone services provided by other carriers using dry copper lines, and telephone services provided by CATV operators. In addition, with the rise of broadband access services, demand for ISDN services continued to fall. As a result, as of March 31, 2010, fixed-line telephone subscriptions decreased by 3,123 thousand from the previous fiscal year-end to 33,238 thousand, and ISDN subscriptions decreased by 632 thousand to 5,092 thousand. As of March 31, 2010, the proportions for fixed-line telephone and ISDN subscription service usage were 77.7% residential and 22.3% business, and 13.7% residential and 86.3% business, respectively.

Please see the table under “—Principal Business Activities” for the changes in the number of fixed-line telephone and ISDN subscriptions for NTT East and NTT West.

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

As of March 31, 2010, NTT Group’s combined market share of MYLINE services was 86.3% for intra-city calls, 83.1% for intra-prefectural inter-city calls and 79.7% for inter-prefectural calls. For changes in the shares of MYLINE registrations, please see “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Long-Distance and International Communications Business Segment.”

Fixed-line telephone subscriptions ARPU, INS-Net ARPU and fixed line telephone aggregate ARPU for NTT East and NTT West in the fiscal year ended March 31, 2010 continued to decline from the previous fiscal year, due, among other things, to a migration of subscribers to mobile communications and a migration of high frequency users to IP telephone service. For details of the foregoing ARPU figures for the fiscal year ended March 31, 2010, please see “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

There is a continuing concern that factors such as IP telephone services and direct subscriber telephone services offered by competitors will have an impact on call charges and base rates. NTT Group hopes to offset any resulting decrease in revenues by offering subscriber discount packages with supplementary services to Hikari Denwa subscribers, launching new services, as well as by actively pursuing broadband and IP opportunities.

In the fiscal year ended March 31, 2010, NTT East and NTT West vigorously promoted the provision of its Hikari Denwa fiber-optic access IP telephone service. NTT Communications responded to diversified customer needs by providing telephone services, including its “PL@TINUM LINE” low-cost plan for domestic and international calls and calls to mobile phones.

For the fiscal year ending March 31, 2011, interconnection rates will be ¥5.21 for three minutes for group center (“GC”) interconnection (an increase of 15.3% as compared to the rate for the fiscal year ended March 31, 2010) and ¥6.96 for three minutes for intra-zone (“IC”) interconnection (an increase of 9.1% as compared to the rate for the fiscal year ended March 31, 2010).

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

Against the background of demand for the development of private networks, including intranets for corporations and local governments, and the rapid spread of the Internet market, NTT has endeavored to expand its leased circuit service business in order to provide fixed rate, high-quality access services for businesses. However, as a result of the shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, combined with the spread of broadband services, the number of leased circuit service subscriptions has continued to decline.

As of March 31, 2010, NTT East had 100 thousand and NTT West had 88 thousand high-speed digital circuit subscribers, and the respective figures for conventional leased circuit subscriptions were 148 thousand and 149 thousand.

For changes in number of subscriptions to each service, please see the table under “—Principal Business Activities” as well as “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

Mobile Voice Related Services

Operating revenues for mobile voice related services in the fiscal year ended March 31, 2010 accounted for 21.1% of overall operating revenues. Mobile voice related services are provided by NTT DOCOMO and they include certain services in the mobile communications business segment such as FOMA and mova. Some revenues from FOMA and mova are recorded under IP/packet communications service revenues.

Mobile Communications Business Segment

In the Japanese mobile communications market, as the mobile phone penetration rate nears the saturation point, the competitive environment is growing increasingly difficult mainly due to competition for new customers and competition in the development of service improvements. In addition, as the global economic climate deteriorates, economic changes have begun to adversely impact the volume of handset sales with the market environment becoming increasingly uncertain. Meanwhile, market expansion continues for markets such as second handsets, and the total number of mobile phone subscriptions in Japan increased by 4.4% in the fiscal year ended March 31, 2010 to 112,183 thousand as of March 31, 2010.

NTT DOCOMO is Japan’s leading operator of mobile communications services, and is one of the world’s largest mobile phone service operators. As of March 31, 2010, NTT DOCOMO had a total of 56,082 thousand mobile phone subscriptions, an estimated 50.0% share of the domestic market.

For changes in the number of NTT DOCOMO mobile phone service subscriptions and trends in market share, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Mobile Phone Services

Mobile Phone (FOMA) Services

FOMA services are 3G services enabling voice and data transmission using advanced technology that provides high-speed and high-quality services. Suitable for both general users and business users, FOMA offers advanced functions such as clear voice quality, high data transmission speed and video communication, as well as diverse packet billing plans. NTT DOCOMO’s basic strategy is to expand FOMA services.

As of the end of March 2010, the number of FOMA subscriptions was 53,203 thousand, an increase of 8.5% compared to the previous fiscal year-end. NTT DOCOMO announced in January 2009 that mova services will be terminated as of March 31, 2012, and the shift from mova to FOMA is expected to continue after the fiscal year ended March 31, 2010.

For trends in the number of FOMA service subscriptions, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

While working to improve service quality across the FOMA service area, NTT DOCOMO has continuously expanded the FOMA service area. As a result of this expansion, the FOMA population coverage ratio as of March 29, 2007 was 100% of Japan. In addition, on August 31, 2006, NTT DOCOMO launched FOMA HIGH-SPEED, which has a maximum receiving speed of 3.6 Mbps, in Tokyo’s 23 wards. By October 2006, the FOMA HIGH-SPEED coverage area was expanded to major cities across Japan and, since then, it has been steadily expanded to include other cities and suburban areas. Since April 1, 2008, FOMA data communications were upgraded to high speed transmission with a maximum receiving speed of 7.2 Mbps* and the population coverage ratio** reached 100% nationwide as of December 26, 2008.

*	High-speed packet communications in the FOMA HIGH-SPEED areas are limited to FOMA HIGH-SPEED compatible handsets only. The transmission speed is the maximum technical specification value and does not represent the actual data rate.
**	NTT DOCOMO calculates its population coverage ratios by dividing the population within its “coverage area”—determined by whether the local government offices of cities, towns and villages, such as city halls, are within the service area of the network—by the total population in Japan.

Some revenues from FOMA services are included in IP/packet communications service revenues.

Mobile Phone (mova) Services

“mova services” are second generation (“2G”) services and are provided on a nationwide basis using an 800MHz digital network. The number of mova service subscriptions as of March 31, 2010 was 2,879 thousand.

In order to concentrate its managerial resources on FOMA services, NTT DOCOMO announced on January 30, 2009 that it will discontinue its mova services as of March 31, 2012 (new applications for mova were no longer accepted as of November 30, 2008), and has been encouraging mova service subscribers to transition to FOMA services.

For trends in the number of mova service subscriptions, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Some revenues from mova services are included in IP/packet communications service revenues.

Revenues and Fees for Mobile Phone Services

NTT DOCOMO’s revenues from mobile phone services are generated primarily from basic monthly plan charges, use charges for outgoing calls (in Japan the caller is usually charged), revenues from incoming calls and charges for optional value-added services and features. NTT DOCOMO sets its rates in accordance with the Telecommunications Business Law and government guidelines, which currently allow mobile network operators to set their own tariffs without government approval.

Over the past few years, as the competition for acquiring subscribers has increased, call charges and monthly charges have been significantly reduced. Currently, NTT DOCOMO’s mobile phone subscribers mainly pay (i) an activation fee of ¥3,000, (ii) a fixed monthly plan charge based upon the plan chosen, (iii) use or per call charges which vary according to duration of the call and the particular plan chosen, and (iv) additional monthly service fees for miscellaneous value-added services.

One of NTT DOCOMO’s basic strategies has been to focus on offering subscribers simple and easy-to-understand rate plans and discount services tailored to their usage patterns. As a result, NTT DOCOMO offers a variety of different monthly plans targeted at different segments of the market, which include basic usage plans for ordinary usage and heavy usage plans. In addition, almost all plans include a certain amount of free minutes per month for fixed rates. “Two-Month CarryOver (Nikagetsu Kurikoshi),” which allows automatic carryover of unused free minutes for up to two months, is provided to FOMA and mova subscribers. Carryover minutes can be credited against telephone calls, packet communication, Videophone (FOMA), SMS (FOMA), short mail (mova), and international communications. Additionally, NTT DOCOMO offers various discount services, including discounts for families and heavy-volume user discounts. The application of monthly charge discounts does not impact the available free minutes.

In November 2007, in conjunction with the introduction of the new Value Course handset purchase method, NTT DOCOMO began offering the Value Plan, which applies to subscribers who have chosen the Value Course. In exchange for the customer’s initial payment for the handset, a subscriber is eligible to select the less expensive Value Plan, under which (with the exception of certain plans) basic monthly charges (prior to application of other discounts) are ¥1,680 lower (including consumption tax) than standard plans. In March 2010, the number of subscribers to the Value Plan exceeded 30 million.

NTT DOCOMO offers a Family Discount service, which is available for families with two to ten lines. In August 2007, it began offering Fami-wari MAX 50, which offers subscribers of the Family Discount service who commit to a two-year contract a 50% discount on basic monthly charges. In addition, in April 2008, for FOMA subscribers who have contracted for the Fami-wari MAX 50 service, domestic communications among members of the same Family Discount group, which had been subject to a 30% discount, became free of charge, 24 hours a day.

In August 2007, NTT DOCOMO also launched Hitoridemo Discount 50, a discount service for subscribers who have a single subscription plan and do not use the Family Discount. Subscribers committing to a two-year contract for this service receive a 50% discount on basic monthly charges.

In June 2007, for its corporate customers, NTT DOCOMO began offering the “Office Discount” service. Corporate customers who have between two and ten DOCOMO mobile phone subscriptions under the same corporate name are eligible for a 25% discount on basic monthly charges and a 30% discount on intra-group communication charges. In September 2007, for corporate subscribers who commit to a two-year subscription, NTT DOCOMO began offering a new discount service called Office-wari MAX50, which offers a 50% discount on basic monthly charges. Furthermore, in June 2008, NTT DOCOMO expanded its discounts for corporate customers subscribing to the Office Discount and Office-wari MAX 50 services. Under the expanded discounts, domestic calls between Office Discount group employees are free (formerly discounted by 30%), 24 hours a day.

NTT DOCOMO believes that its variety of easy-to-understand plans, prices and discounts has helped it remain competitive in retaining existing subscribers and attracting new subscribers. Going forward, NTT DOCOMO will continue to provide simple and easy-to-understand fee structures for customers.

NTT DOCOMO’s monthly flat-rates and usage charges in its mobile phone business are published on NTT DOCOMO’s website at http://www.nttdocomo.co.jp/english/. The information on NTT DOCOMO’s website is not incorporated by reference into this document.

For trends in ARPU and average monthly minutes of usage per unit (“MOU”) for mobile phone services, please see “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Other Efforts in Mobile Phone Services

(1)	Enhancement of After-Sales Service

Main Customer After-Sales Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Receive Anywhere Service for Repaired Mobile Phones	A service launched for DOCOMO Premier Club members that enables FOMA phones that were dropped off for repair to be picked up at a designated DOCOMO shop or any desired location in Japan.

Mobile Phone Checking Service	A service launched so that mobile phones being used by subscribers are inspected for breakage, deterioration and communication performance and are cleaned by a specialized support staff.

Enhancement of Battery Pack Anshin Support	For the Battery Pack Anshin Support produce line offered to DOCOMO Premier Club members, in addition to the Battery Pack already offered, a FOMA Supplementary Recharging Adapter 01 was added to the product selection.

(2)	Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services were available as of March 31, 2010 reached:

Voice and short message services:	207
Packet communications services:	156
Videophone services:	50

•

To provide greater convenience to subscribers using international roaming services, the “Overseas GPS” function was launched, enabling the overseas use of such functions as confirmation of current position on a map, navigational display to a destination, and local information search.

•

In an effort to provide greater support, the number of locations providing customer support overseas was increased to 13; support includes providing free handset charging services and responding to inquiries regarding use and operation of handsets overseas.

Establishment of an Overseas Business Base

•	To reinforce the structure for establishing a base for the overseas platform business, NTT DOCOMO purchased net mobile AG, a German mobile content distribution platform operator.

•

i-channel, a push-type information distribution service, was launched as a content distribution service through overseas subsidiaries in India, Guam, Saipan and the UK, and a comic distribution service was launched in India and France.

(3)	Expansion of the Credit Business

Efforts were made to enlist new stores offering payment with the iD brand so that customers may have more opportunity to use the iD credit brand at stores that are deeply integrated with their daily lives. In August 2009, the introduction of iD terminals at McDonald’s restaurants nationwide (with some exceptions) was completed. At the same time, “Kazasu Coupons” were introduced to increase customer convenience.

Also, efforts were made to expand the use of DCMX credit service by increasing the number of shops where “docomo points” can be obtained at a good rate and increasing the number of member shops in the DCMX DOCOMO Point Mall, an Internet shopping site.

The number of subscriptions to DCMX has exceeded 10 million, reaching 11.26 million as of March 31, 2010.

IP/Packet Communications Services

Operating revenues from IP/packet communications services accounted for 30.6% of NTT’s total operating revenues for the fiscal year ended March 31, 2010. These services include a portion of the services in the regional communications business segment (e.g., FLET’S Hikari and FLET’S ADSL), a portion of the services in the long-distance and international communications business segment (e.g., IP-VPN, wide-area Ethernet and OCN), as well as a portion of the services in the mobile communications business segment (e.g., FOMA and mova).

Regional Communications Business Segment

IP/packet communications services in the regional communications business segment include “FLET’S Hikari,” based on optical fiber communications, “FLET’S ADSL,” which uses ADSL technology, and other fixed rate Internet access services, as well as high value-added services that run on FLET’S networks (leased circuit prefectural IP relay networks built by NTT East and NTT West which connect access services such as FLET’S Hikari and FLET’S ADSL to the Internet and other networks).

FLET’S Hikari*

In August 2001, NTT East and NTT West began full-scale provision of B FLET’S.

In March 2008, FLET’S Hikari Next, the next-generation network (NGN) commercial service, was launched.

In the fiscal year ended March 31, 2010, in the broadband market, fiber-optic access services have expanded to account for over half of broadband services in Japan. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers.

Against the backdrop of this market environment, NTT Group expanded the service area for FLET’S Hikari Next, expanding the coverage area to approximately the entire NTT East’s FLET’S Hikari service coverage area and to approximately 80% of NTT West’s FLET’S Hikari service coverage area. Further, NTT Group began rolling out high-speed service with a maximum downlink speed of 200 Mbps, starting in Eastern Japan, and otherwise worked to enhance services. NTT Group also pursued initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of its customer service by, among other things, reducing the lead time between a customer’s application for and the start of FLET’S Hikari service, strengthening support services and expanding customer relationship management (“CRM”) offered to customers under membership programs.

As of March 31, 2010, the number of subscribers to FLET’S Hikari increased by 2,117 thousand from the previous fiscal year end, reaching 13,251 thousand. For trends in subscriptions to FLET’S Hikari provided by NTT East and NTT West, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

*	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

FLET’S ADSL

NTT East and NTT West began full-scale provision of FLET’S ADSL in December 2000. This is a fixed rate service with maximum download rates of 47 Mbps (for lines shared with telephones).

In the fiscal year ended March 31, 2010, continuing the trend from the previous fiscal year, the spread of fiber-optic access services and other factors led to a decline in the number of FLET’S ADSL subscribers, which totaled 3,381 thousand as of March 31, 2010, a decrease of 610 thousand from the previous fiscal year.

For trends in subscriptions to FLET’S ADSL provided by NTT East and NTT West, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

Hikari Denwa

In September 2004, NTT East and NTT West launched Hikari Denwa, an optical IP telephony service provided over FLET’S Hikari. With Hikari Denwa, when signing up for service subscribers can elect to continue to use the same phone numbers and telephones that they had been using for their subscriber lines, and the same rate applies nationwide for all calls made, whether to subscriber lines, INS Net or Hikari Denwa phones. As of March 31, 2010, the number of Hikari Denwa subscriptions was 10,142 thousand channels, an increase of 2,131 thousand channels from the previous fiscal year end.

For trends in subscriptions to Hikari Denwa provided by NTT East and NTT West, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

FLET’S TEREBI

FLET’S TEREBI consists of telecommunications services FLET’S Hikari and FLET’S TEREBI Transmission Service offered by NTT East and NTT West as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc. FLET’S TEREBI is a service available to subscribers of FLET’S Hikari that enables reception of terrestrial digital broadcasts and BS digital broadcasts.

NTT East and NTT West launched FLET’S TEREBI Transmission Service in July 2008 and December 2008, respectively.

FLET’S TEREBI uses optical fiber to distribute videos and does not require any installation of a UHF or parabolic antenna. In advance of the termination of analog broadcasts scheduled for 2011, demand is growing for FLET’S TEREBI as a means for receiving terrestrial digital broadcasts. As of March 31, 2010, the number of FLET’S TEREBI Transmission Service subscriptions was 270 thousand, an increase of 192 thousand from the previous fiscal year.

For trends in subscriptions to FLET’S TEREBI Transmission Service provided by NTT East and NTT West, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description
FLET’S Hikari Next Family High-Speed Type FLET’S Hikari Next Mansion High-Speed Type (NTT East)	FLET’S Hikari Next Family Type, tailored for single-unit dwellings, and FLET’S Hikari Next Mansion Type, tailored for multi-unit dwellings; both services are offered at the same rates and with a maximum downlink speed that has increased from 100 Mbps to 200 Mbps.

FLET’S TEREBI Building-wide Subscription Plan (NTT East)	A service where terrestrial, BS broadcasts and other broadcasts can be watched by all residents in a multi-unit dwelling whose owner subscribes to NTT East’s FLET’S Hikari Next Family High-Speed Type, FLET’S TEREBI Transmission Service, and the broadcasting service Opticast Facility Usage Service offered by OptiCast Inc.

Flat-rate Intragroup Calling for Hikari Denwa Office Type and other services (NTT East/NTT West)	A service where calls can be made at a flat-rate within a group by registering a Hikari Denwa Office Type account or a Hikari Denwa account as a group in addition to a separate Hikari Denwa Office Type account under the same subscriber’s name.

Hikari Denwa Office A (Ace) (NTT East/NTT West)	Newly launched as an addition to the existing Hikari Denwa and Hikari Denwa Office Type, an optical IP telephone service, compatible with FLET’S Hikari Next, that enables use of up to 100 channels (equivalent to 100 subscriber lines) and 300 phone numbers with a single contract. No fees are charged for calls between offices under the same contract. It is tailored to large offices.

FLET’S Software Delivery Service (NTT East/NTT West)	A service where software companies can distribute packaged software to users via FLET’S Hikari and other networks.

FLET’S MATOMETE SHIHARAI (NTT East/NTT West)	A service where NTT would bill and collect fee-based information service charges for software companies that use FLET’S Software Delivery Service and FLET’S Cast.

Business Service Failure Notification (NTT East)	A service where an e-mail notification is sent to the subscribers of Business Ether, a wide-area Ethernet service, at the time of a line failure.

Line ID of subscriber notification service, an additional service for FLET’S Cast (NTT East/NTT West)	A service that would achieve enhanced security for FLET’S Hikari Next subscribers, under which the subscriber is assigned a FLET’S ID authentication number for high security distribution of information, including for the prevention of spoofing and other scams, as an additional service for FLET’S Cast.

PURE CINEMA (NTT SMARTCONNECT)	A Digital Cinema service under which a data center at NTT SMARTCONNECT Corporation, a wholly owned subsidiary of NTT West, and theaters with digital screens are connected via the NGN to enable safe and secure distribution of high quality videos to theaters.

Major Collaborative Projects with Other Businesses Entered into in the Fiscal Year Under Review

Business Partner	Description
Three regional cable TV companies (NTT East)

•      Through a collaboration with CATV Yamagata KK in Yamagata Prefecture, a service utilizing FLET’S Hikari Next was launched.

•      Through a collaboration with New Digital Cable Corporation in Miyagi Prefecture, a service utilizing FLET’S Hikari Next was launched.

•      An agreement was reached on collaboration for future services with Siogama Cable TV Co., Ltd. in Miyagi Prefecture.

OBIC BUSINESS CONSULTANTS CO., LTD. (NTT East)	Obic Business Consultants’ packaged business software Bugyo Series and NTT East’s FLET’S Hikari and FLET’S VPN were combined and the new service Bugyo on FLET’S was launched.

Ricoh Company, Ltd. Fuji Xerox Co., Ltd. (NTT East)	Due to the increase in office information and communications technologies (ICT) devices such as network-compatible all-in-one machines, an agreement was reached to build a one-stop system covering sales to customer support of networks and office ICT equipment. The new system draws on the strengths of each of the companies with the aim of providing greater customer convenience.

Sharp Corporation Sharp-Engineering Corporation 6 NTT WEST HOMETECHNO companies (NTT West)	Due to the increase in network-compatible home information electronics, a cooperative framework was built to provide one-stop customer support during home information appliance breakdowns or other problems, with the goal of enhancing customer convenience.

Synergy Marketing Inc. (NTT West)	Synergy! on FLET’S was launched. Synergy! on FLET’S provides Synergy!, a SaaS-type comprehensive customer management system from Synergy Marketing, on NTT West’s regional IP network.

Efforts to Improve Customer Service

In order to improve customer service, NTT East and NTT West took steps to reduce lead time between a customer’s application and activation of fiber-optic access services, including increasing the number of applications for which installation work dates can be determined immediately for optical cabling for multi-unit dwellings, and increasing the use of remote installation. Moreover, as part of its efforts to offer services that subscribers can use with peace of mind, NTT East and NTT West expanded their Internet security service FLET’S Virus Clear (launched in February 2007) as well as Remote Support Service, which remotely responds to customer inquiries on general broadband matters, including personal computers, routers and printers (launched in October 2007). In March 2010, subscriptions to FLET’S Virus Clear and Remote Support Service surpassed 1 million and 2.1 million, respectively.

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
FLET’S Hikari Members Club (NTT East)	A membership program designed to enhance customer satisfaction through improved CRM was launched for FLET’S Hikari subscribers.

Office Net Omakase Support (NTT West)	A total support service was launched for small- and mid-size businesses with FLET’S Hikari subscriptions, covering regular inspections of LAN wiring, LAN-connected network devices and computers, and troubleshooting for router and other equipment failure.

NTT East and NTT West’s FLET’S Hikari ARPU continued the rising trend from the fiscal year ended March 31, 2009 due to higher sales of Hikari Denwa services and supplementary services such as Remote Support Service.

For trends in FLET’S Hikari ARPU, please see “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Regional Communications Business Segment.”

Charges for FLET’S Hikari Next by NTT East and NTT West are published on the following websites of each company:

NTT East:	http://www.ntt-east.co.jp/index_e.html
NTT West:	http://www.ntt-west.co.jp/index_e.html

The information on the websites of NTT East and NTT West are not incorporated by reference into this document.

Long-Distance and International Communications Business Segment

IP/packet communications services handled by the long distance and international communications business include OCN, Plala, Hikari TV, IP-VPN and Wide-area Ethernet. (Revenues from Plala and Hikari TV are included in “Operating Revenues—Other.”)

OCN, Plala (ISP)

In 1996, NTT began offering OCN service for Internet connectivity and LAN-to-LAN connections. OCN is an Internet connection service based on an IP network consisting of routers and high-speed transmission networks that are separate from the conventional telephone network. NTT mainly offers fixed rate plans for this service regardless of distance or connection time.

In the fiscal year ended March 31, 2010, NTT Communications conducted sales promotion activities with an emphasis on fiber-optic services such as OCN Hikari with FLET’S, and provided diverse services designed to meet consumers and business users’ demands, such as the launch of mobile Internet connection services, including OCN Mobile Access FOMA, in an effort to expand the OCN customer base.

Also, NTT Communications started offering OCN Kids Care, a service that supports an environment where children and parents can use the Internet with peace of mind. When children use a PC, the service not only blocks harmful websites but also allows guardians to check via mobile phone how children are using the PC. To improve customer convenience, NTT Communications enabled seamless use of OCN email, blog and other services with a single log-in, and increased email service capacity and added link functions such as to maps and schedules.

As a result of these efforts, OCN subscriptions as of March 31, 2010 reached 7,892 thousand.

NTT Plala also offers the Internet connection service “Plala” and subscriptions to this service as of March 31, 2010 were 3,050 thousand.

Hikari TV

NTT Plala provides Hikari TV, an IPTV service offered nationwide that is compatible with NTT East and NTT West’s FLET’S Hikari. The service provides distribution of video on demand (VOD), multi-channel broadcasts and various other types of video content. Subscribers to NTT East and NTT West’s FLET’S Hikari Next also receive IP retransmission of terrestrial digital broadcasts for which broadcasting companies have given retransmission consent.

As a result of expanding the service area for IP re-broadcasts of digital terrestrial television and offering more high-definition content, NTT Plala’s Hikari TV service expanded its subscriber base to more than one million users as of March 31, 2010.

IP-VPN / Wide-area Ethernet

NTT Communications provides an IP-VPN service “Arcstar IP-VPN,” an IP communication service using multi-protocol label switching (“MPLS”) for corporate users, and wide-area Ethernet service “e-VLAN.” As the IP-based communications of choice for corporations, Arcstar IP-VPN and e-VLAN provide a proactive response to customers’ ever-increasing needs for broadband and ubiquitous communications.

Main Services Launched in the Fiscal Year Under Review

Service	Description
Group-Ether	A low-cost, entry-type wide-area Ethernet service that uses the broadband network (FLET’S services) offered by NTT East and NTT West.

Burst Ether Access	A service for subscribers of the corporate VPN services Arcstar IP-VPN and e-VLAN and the corporate Internet connection service Business OCN, that secures certain bandwidths and enables use of transmission speeds up to the physical interface speed (10 Mbps/100 Mbps) when data volumes suddenly and temporarily increase.

Video Conference Connection Service	A service that offers a package of highly reliable VPN services (Arcstar IP-VPN and e-VLAN) and multi-location connection equipment, which are necessary for video-conferencing across multiple sites.

For trends in subscriptions to NTT Communications and NTT Plala’s services described above, please see the table under “—Principal Business Activities” and “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Long-Distance and International Communications Business Segment.”

Development of Global Business

In response to the demands of Japanese and multinational corporations for seamless and high-quality services in Japan and other countries, NTT Communications has established itself in 24 countries and regions and 65 cities overseas, and worked to provide high value-added total ICT solutions that combine network integration with data center, security, and server management services. (Revenues from overseas subsidiaries are included in “Operating Revenues—Other.”)

Main activities in global businesses during the fiscal year under review are as follows.

•	Network expansion

•	Pacific Crossing Limited, which owns the Japan-U.S. submarine cable PC-1, was acquired to further improve the reliability of infrastructure between Japan and the U.S.

•

Efforts were made to increase network (IP backbone) capacity for speedy and stable distribution of Internet data worldwide; achieved a cable capacity of 300Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

•	Business site development

•	To support business development by customers in Russia, a branch of a local subsidiary, NTT Communication Russia LLC was established in St. Petersburg.

•	In India, the Neemrana branch of a local subsidiary, NTT Communications India Private Ltd., was established.

•	In the Philippines, a local subsidiary, NTT Communications Philippines Corporation, was established.

•	In Belgium, the Brussels branch of a European subsidiary, NTT EUROPE LTD., was established.

•	In China, the Wuhan office of a local subsidiary, NTT Communications China Co., Ltd., was established.

•	Expansion of data centers

•	In Vietnam, the joint venture between NTT Communications Corporation and the Vietnam Posts and Telecommunications Group established a data center in Hanoi and began offering service.

•	In the U.S., a local subsidiary, NTT America, Inc., set up a data center in Santa Clara, California, for service enhancement.

•	Stronger security service structure

•

Responding to requests from customers operating globally for a wide range of security services, the German firm Integralis AG, a global leader in the security business, was acquired to bolster the framework for provision of services.

Mobile Communications Business Segment

IP/packet communications services handled by the mobile communications business segment include i-mode.

i-mode

i-mode services are NTT DOCOMO’s wireless Internet access services based on a data transmission system that organizes data into bundles called packets prior to transmission. NTT DOCOMO’s i-mode compatible handsets allow subscribers to send and receive data through its i-mode server to and from the Internet in addition to providing them with the full range of mobile voice services. i-mode is an optional service available to mova and FOMA subscribers which allows users to send and receive e-mail, access online services such as banking, airline and other ticket reservations, access an array of information from i-mode servers and execute and settle retail transactions directly through their handsets. Almost all mobile handsets that NTT DOCOMO currently sells are i-mode compatible, thus allowing its customers to choose whether or not to subscribe to i-mode service.

As of March 31, 2010, the number of i-mode subscriptions reached 48.99 million and the number of i-mode portal menu sites reached 20,765 (FOMA only).

For FOMA subscribers with i-mode services, NTT DOCOMO offers “i-channel,” a service that automatically delivers and displays the latest information such as news, weather, entertainment, sports and horoscopes. The number of subscribers to this service reached 16.82 million as of March 31, 2010.

The number of subscribers to i-concier service, which was launched in November 2008 and enables mobile handsets to act as a “concierge” by providing customers with personalized assistance in their daily lives, reached 4.20 million at the end of March 2010. In November 2009, i-concier service became compatible with the Auto-GPS handset function, which automatically provides a subscriber’s position information to NTT DOCOMO and other service providers on a regular basis, enabling subscribers to access information based on their location. By providing information linked to the location of the user, i-concier service has become more convenient for subscribers.

NTT DOCOMO is working to enhance video services, and in April 2009, with the goal of expanding the mobile video content market, NTT DOCOMO formed Avex Broadcasting & Communications Inc., a joint venture with Avex Entertainment Inc., and launched the video service BeeTV in May 2009.

i-mode Revenues and Fees

i-mode users are charged according to the volume of data they transmit and not for the length of time they are online or the distance over which data is transmitted. NTT DOCOMO’s billing plan for i-mode services include a usage-based plan with no upper limit on charges and flat-rate plans that offer unlimited access to i-mode services with certain upper limits.

The use of i-mode incurs a monthly fee of ¥315 (including tax) for additional i-mode functions, in addition to the standard monthly charges for FOMA and mova voice services. Other than the monthly communication charges for i-mode, information charges are payable to content providers when subscribers use certain fee-based i-mode information sites. NTT DOCOMO bills subscribers for such content provider fees together with communication charges, and receives from the providers a commission for its billing and collection services.

In order to provide new value to customers by having them use its services without worrying about the monthly charges and in order to expand the use of i-mode, since June 2004, NTT DOCOMO has been providing a packet flat-rate service, called “Pake-hodai,” which offers unlimited access to i-mode Internet service and i-mode mail for a flat monthly charge of ¥4,095 (including tax) for users of its FOMA i-mode service.

In October 2008, to expand subscribers’ usage of packet communications, NTT DOCOMO introduced the new “Pake-hodai double,” a two-tiered flat-rate service that features variable monthly fees based on usage volume. Pake-hodai double is an unlimited domestic i-mode communication service with fees starting at ¥1,029 per month (including tax), and while the monthly fees vary according to usage volume, the maximum fee is ¥4,410 (including tax). With the introduction of these flat-rate services, NTT DOCOMO stopped accepting new subscriptions for the Pake-hodai services in December 2008. Also, in August 2009, NTT DOCOMO revised its monthly fees for Pake-hodai double so that the minimum monthly fee is now ¥390 (including tax), and as a result, NTT DOCOMO expects that customers who rarely use packet communications will be able to use Pake-hodai double. Furthermore, in December 2009, NTT DOCOMO launched Mail Tsukai-hodai, whereby users, through subscription to a special payment plan (“Type Simple (value)” and “Pake-hodai simple”) and payment of an additional i-mode function usage fee, can send i-mode e-mails in Japan free of charge regardless of the destination e-mail address or whether photos, videos, or other files are attached.

NTT DOCOMO’s monthly flat-rates and usage charges in its mobile phone business are published on NTT DOCOMO’s website at http://www.nttdocomo.co.jp/english/. The information on NTT DOCOMO’s website is not incorporated by reference into this document.

For trends in ARPU and MOU for mobile phone services, please see “Item 5—Operating and Financial Review and Prospects—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Other Efforts

Main Services which were Launched or for which Additional Efforts were Made During the Fiscal Year Under Review

Service	Description
Otayori-Photo service	A service launched to enable users to remotely display pictures in a digital photo frame (Otayori Photo Panel) by simply sending e-mails with photo attachments from their mobile handsets and PCs.

DOCOMO mobile remittance service	A service launched to enable customers to remit payments simply by designating the mobile phone number of the recipients, without having to open a new bank account or register in advance.

MyArea	A service launched that enables users to use stable high-speed packet communications by setting up a femtocell small base station at the user’s home, creating an exclusive FOMA area for the customer’s home.

Sales of Telecommunications Equipment

Operating revenues from sales of telecommunications equipment accounted for 5.9% of NTT’s total operating revenues for the fiscal year ended March 31, 2010. Sales of telecommunications equipment comprise sales by the regional communications business segment and the mobile communications business segment.

Regional Communications Business Segment

In the regional communications business segment, in order to capitalize on FLET’S Hikari to offer novel applications and products in a simple and convenient manner for customers, NTT East and NTT West initiated Hikari LINK, a lineup of information devices for connecting to FLET’S Hikari. After launching Hikari Photo Frame in March 2009, NTT East and NTT West released the living room PC “Hikari BOX,” which enables infrequent Internet users to enjoy a broadband lifestyle using FLET’S Hikari through televisions and other monitors at home, in July 2009.

Mobile Communications Business Segment

In the mobile communications business segment, NTT DOCOMO collaborates with handset manufacturers to develop handsets compatible with its mobile phone services, purchases the handsets from those handset manufacturers and then sells those handsets to agent resellers for sale to its subscribers.

NTT DOCOMO reorganized its handset lineup in November 2008, shifting from its existing handset series, mainly comprising the “9 series,” which are equipped with the most advanced functions, and the “7 series,” which feature a sophisticated balance between unique design and functionality, to launch, in addition to its existing Raku-Raku PHONE series, four new handset series—the docomo STYLE series, docomo PRIME series, docomo SMART series and docomo PRO series—which are designed to be in line with changes in the market environment, such as the recent maturation of the mobile market and the growing diversification of user needs, and which are closely attuned to the values and lifestyles of individual mobile customers.

Although NTT DOCOMO had been offering smartphones as part of its handset lineup within the “docomo PRO series,” given the rapid growth in the market, NTT DOCOMO plans to offer products that will be acceptable to a greater range of users, branding such products under a separate category of “docomo smartphones” starting in May 2010.

Main Products Launched

Series	Description
docomo STYLE series	Fashionable mobile phones from which every customer can surely find their own style to suit his or her particular preference. The highly fashionable STYLE series features a wide range of designs and colors. Launched 17 models; including F-02B, SH-02B, N-01B, P-02B and others.

docomo PRIME series	Next-generation entertainment mobile phones that are ahead of their time for total enjoyment. The PRIME series features enhanced entertainment functions such as videos and games. Launched 11 models, including SH-01B, P-01B, N-02B, F-04B and others.

docomo SMART series	Intelligent mobile phones for managing both the professional and private lives of adults. The SMART series is intended for adults who want to maintain balance between their professional and private lives. Launched 4 models: N-09A, P-09A, F-03B and P-03B.

docomo PRO series	Digital master mobile phones equipped with state-of-the-art technologies. The PRO series handsets are digital tools with advanced technologies. Launched 5 models: T-01A, SH-07A, HT-03A, SH-03B and SC-01B. HT-03A was launched as the first model in Japan operating on “Android,” Google’s platform software for mobile.

Raku-Raku PHONE series	The Raku-Raku PHONE series was developed under the concepts of “user-friendliness,” “easy to use,” “easy to see,” and “peace of mind.” In the fiscal year ended March 31, 2010, two models were launched: Raku-Raku PHONE 6, which is the first water-proof phone in the Raku-Raku PHONE series and which is rinsible if dirty; and Raku-Raku PHONE Basic II, which lets users easily take beautiful pictures with “Omakase Camera.”

docomo Smartphone	A lineup of smartphones that can respond to diverse customer needs as a tool to enjoy web contents. Xperia™ was launched on April 1, 2010.

NTT DOCOMO has a diverse lineup of Windows OS and Android OS compatible smartphones from a wide range of manufacturers, and has made efforts to expand NTT DOCOMO’s share of the smartphone market. In April 2010, NTT DOCOMO launched the Xperia™ handset manufactured by Sony Ericsson Mobile Communications Japan, Inc. In June 2009, NTT DOCOMO launched the “T-01A,” a stylish and thin Windows Mobile handset. In July 2009, NTT DOCOMO launched the Google™ “HT-03A,” the first mobile phone in Japan with the Android OS, and in February 2010, “SC-01B,” a Windows Mobile handset for businesses, was launched.

In the fiscal year ended March 31, 2010, NTT DOCOMO launched the USB-type data communication device “L-05A” and the ExpressCard-type data communication device “L-07A,” which are compatible with HSDPA 7.2 Mbps and HSUPA 5.7 Mbps and which achieve a high-speed Internet connection with a simple set-up.

Beginning in late June 2010, NTT DOCOMO also commenced sales of a new mobile Wi-Fi mini-router compatible with its network, and co-developed by NTT Broadband Platform, Inc. and BUFFALO INC., at a number of its stores. The mobile Wi-Fi router allows Wi-Fi enabled devices, such as handheld gaming consoles and tablet computers with wireless local area network (WLAN) capability, which were previously only able to be used in WLAN coverage areas, to connect to the Internet anywhere in NTT DOCOMO’s FOMA 3G network.

The number of handsets sold in the fiscal year ended March 31, 2010 was 18,037 thousand, a decrease of 10.4% from the 20,129 thousand in the prior fiscal year, due primarily to the global economic downturn.

System Integration

Operating revenues from system integration accounted for 12.2% of NTT’s total operating revenues for the fiscal year ended March 31, 2010. System integration service revenues include a portion of the services in the data communications business segment and the long distance and international communications business segment.

In the fiscal year ended March 31, 2010, NTT Group worked to provide high value-added solutions tailored to customer industries and business categories by expanding its service line-up to include outsourcing and information security, complementing its construction and provision of customer systems. NTT Group also reorganized some of its business structures and sought to strengthen its sales capabilities through acquisitions of other service providers and other means to proactively meet the needs of customers and society.

Long-Distance and International Communications Business Segment

NTT Communications accelerated the improvement of business processes and the provision of seamless services for business customers both domestically and abroad. In addition, as the ICT solution partner that solves customers’ management problems, NTT Communications directed its efforts towards promoting its consulting-type sales and offering customers high value-added solutions that meet their needs.

Services for Corporate Customers

The corporate business environment is rapidly changing and companies are consolidating their core business activities to increase their competitiveness and improve their flexibility in responding to changes in the business environment. In this market environment, NTT Communications took measures to establish globally competitive operations and provide integrated and high value-added solutions tailored to customers’ industries and business categories to help solve customer management issues, particularly in areas of high demand, such as outsourcing and information security.

Secure, high-quality cloud-based services were expanded under the BizCITY concept of providing companies with ICT environments for secure access to enterprise services from any place at anytime. Customers used these service to rationalize business assets, lower investment risks and outsource systems.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY	This service brand was launched based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime.” BizCITY provides a business environment equipped with mobile networks, system outsourcing and cloud computing services.

Biz Hosting Enterprise	A virtual hosting service for corporate users, which can be used as the base of a backbone system that integrates not only highly reliable data centers, stable communications facilities and high security services, but also advanced virtual server technologies.

Biz Hosting Global	A cloud computing-type virtual hosting service to be offered at overseas data centers.

Biz Mail	A cloud computing-type e-mail service, which offers high security functions with high-quality management and maintenance capabilities, and that can store data up to 10GB.

Service	Description
Biz Storage	A high-capacity storage service that enables use of the file server function in a highly safe VPN environment offered as a high-quality and affordable cloud computing-based service.

Biz Marketing	Services (Visionalist, Smart Recommend, Mobile Web) that strengthen points of customer contact on demand by making customer access logs visually available and enable businesses to optimize marketing efforts directed towards individual customers.

Verification Testing of the Basic Service Framework for Realizing New Cloud Computing

Verification testing was carried out for the Setten service platform, which will realize a new type of cloud computing framework that enables use of necessary functions anytime, anywhere, regardless of the connection environment, and offers high-quality, highly reliable and high value-added services, ranging from networks to applications.

Data Communications Business Segment

NTT DATA made efforts to “achieve quantitative expansion through quality” and, in order to achieve sustainable business development and increase corporate value, NTT DATA worked to pursue the primary strategies of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a “Leading-edge innovator.”

Management Policies

Strengthening of Service-Provision Capability

•

In the latest version of “CMMI,” the guidelines for process improvement in organizations in charge of system development, the organizations within NTT DATA responsible for system building and service provision in the national security field achieved Capability Level 5, the highest level.

•

A trial run for “24-hour development,” which aims to reduce development time by making effective use of the time differences among overseas branches so that software development and other development can be carried out on an around-the-clock basis, was performed between Japan and Germany and between Japan and India.

Group Business Enhancement and Expansion

•	Enhancement of overseas SAP consulting and support:

•	Through its German subsidiary itelligence AG, NTT DATA purchased 2B Interactive B.V. of Holland, and ADELANTE S.A.S. (currently itelligence France S.A.S.) of France.

•

In the Asia Pacific region, through NTT DATA Asia Pacific Pte. Ltd., its Singapore-based subsidiary that oversees operations in the region, NTT DATA purchased the Australian firm Extend Technologies Group Holdings Pty Ltd and agreed to acquire the Malaysian firm Business Formula (M) Sdn Bhd.

•

To deploy cloud computing businesses aimed at domestic Chinese financial institutions, NTT DATA jointly established Yucheng Lian Rong Data Technologies Limited with Yucheng Technologies Limited, which holds the top share in Internet banking in China, thereby establishing a foothold in the Chinese financial market.

•	NTT DATA acquired NJK Corporation in order to build a firmer operating base for its system development businesses.

•	In order to enhance service capabilities, expand the scale of group businesses, and create further synergies, the 17 group companies were reorganized and consolidated into six.

Environment-Oriented Management

•

With the goal of reducing the environmental burden within the NTT DATA group as well as reducing the overall environmental burden to society arising from the businesses conducted by its subsidiaries, NTT DATA, primarily through its Environmental Management Planning and Administration Office, established the three medium-to-long term goals of “Green by NTT DATA Group,” “Green of NTT DATA Group” and “NTT DATA Group on the Earth.”

•

The electric vehicle battery-charging infrastructure service trial project, which is part of the FY2009 Project for Spread of the Electric Car and Preparation of the Necessary Environment being conducted by the Ministry of Economy, Trade and Industry (METI)’s Agency for Natural Resources and Energy, was implemented through collaboration among 25 businesses and local governments.

•

Concerning the Green Data Center®, a service that reduces NTT’s environmental burden and energy consumption, NTT DATA and NTT Facilities won the Minister of METI Award in the Green IT Awards 2009 (sponsored by the Green IT Promotion Council).

In addition to the foregoing, with the goal of efficiently increasing the capabilities of the NTT DATA group and responding flexibly to the needs of customers and society, NTT DATA reorganized its business structure, consolidating multiple business organizations into three companies.

•	Public & Financial Company

Business group providing IT services for sectors supporting social infrastructure, including public administration, healthcare, finance and financial settlements.

•	Global IT Services Company

Business group that provides global IT services that support such business activities as manufacturing, distribution, services, media, communications and other business activities.

•	Solutions & Technology Company

Business group that offers platforms and solutions that support cutting-edge IT services.

Status of Business Activities

Public Administration Sector

•	Nippon Automated Cargo and Port Consolidated System, Inc. launched “next-generation Air Nippon Automated Cargo Clearance System (Air-NAACS),” which was developed by NTT DATA.

•

Received an order from the Ministry of Land, Infrastructure, Transport and Tourism for “design and development of the next-generation electronic information processing system for automobile registration and inspection.”

Financial Sector

•	Received an order from Japan Post Bank Co., Ltd., for, among other things, the “procurement of its next-generation business system.”

•	The Bank of Yokohama, Ltd. commenced use of the “Shared System for the Three Banks” created for three regional banks, as the first user.

•

Carried out system improvements in large-scale projects, including the consolidation of mainframe systems at Shinkin Banks’ Shinkin Shared System Center, and updated The JA Bank’s online credit system, JASTEM.

Industrial Sector

•

As a business company to promote Biz (Biz Integral), a next-generation solution, NTT DATA formed NTT DATA BIZ Integral Corporation in collaboration with NTT DATA Intramart Corporation, NTT DATA Systems Corporation, Information Technology System Co., Ltd., WingArc Technologies, Inc. and Toyo Business Engineering Corporation.

•

Received an order from the Osaka Stock Exchange Co., Ltd. for the development and operation of a next-generation derivative-trading system; adopting a software package from the Swedish firm NASDAQ OMX Group, Inc. (Sweden).

•

Using the know-how developed in projects for International Financial Reporting Standards (IFRS) compliance in Europe and elsewhere, NTT DATA launched a comprehensive service to provide support for IFRS compliance for Japanese corporations, covering everything from conceptualization to implementation, operational reform, system construction and employee training.

Cross-Sectoral Efforts

NTT DATA began providing comprehensive cloud computing solutions under the brand “BizXaas,” covering everything from infrastructure to applications, offering “optimized consulting services” and “migration services” (such as a transfer service for a customer’s current system assets).

Competition

The implementation of the Telecommunications Business Law in April 1985 introduced competition to the telecommunications service industry. As a result of subsequent deregulation, NTT Group faces competition in virtually all of its business segments, including the regional communications business, long distance and international communications business, mobile communications business and data communications business.

As a result of acquisitions and affiliations among competitor companies, competition has intensified among communications businesses offering both fixed-line communications services and mobile communications services. Going forward, a variety of new fixed-mobile convergence services that combine fixed-line with mobile services may bring dramatic changes to the competitive environment. In addition, in the fixed-line communications business, the broadband sector is experiencing an increase in new entrants, business consolidations, and industry realignment. In the mobile communications business, services and handsets are becoming more diverse and advanced, giving rise to increasingly fierce competition.

NTT Group is moving ahead aggressively with the development of its broadband businesses. In the broadband market, Internet use has expanded in line with advances in IP and broadband networks and dynamic structural changes are taking place as a result of the convergence between communications and broadcasting and between fixed-line and mobile communications, and as a result of the expansion of new network services such as Software as a Service (SaaS)(1), cloud computing(2) and Consumer Generated Media (CGM)(3). Against this backdrop, fiber-optic access services have expanded to account for over half of broadband services in Japan. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers.

(1)	SaaS is a service that provides software through a network system.
(2)	Cloud computing is a service that provides various resources related to IT thorough a network system.
(3)	CGM is online media, such as blogs and social networking services (SNS), created by the transmission of information by consumers.

Under these business conditions, NTT Group worked to expand its broadband and ubiquitous services. NTT Group further expanded the coverage area for “FLET’S Hikari Next,” the next-generation network (NGN) commercial service, and enhanced services, including a high-speed service with a maximum download speed of 200Mbps that was introduced in Eastern Japan. NTT Group also pursued initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of its customer service by, among other things, reducing the lead time between a customer’s application for and the start of FLET’S Hikari service, strengthening support services, and improving CRM in its membership programs. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 13.25 million at the end of the fiscal year ended March 31, 2010.

Competition in the market for conventional fixed-line telephone services, including competition in base rates, continues to be intense as the market continues to shrink due to, among other factors, the proliferation of mobile telephones and the ongoing shift to optical and IP telephone services resulting from the expansion of optical access services. A growing number of other carriers are using dry copper lines to provide direct subscriber telephone services and use of 0ABJ-IP telephone services (optical IP telephone services, etc.), which have the high potential to serve as an alternative to fixed-line telephones due to the fact that they allow use of conventional fixed-line telephone numbers, grew in both the corporate and residential markets. In addition, voice communication software that uses P2P (“Peer to Peer”) technology to allow members of the general public to carry out direct exchanges of information is being introduced.

Under such conditions, in the fixed-line intra-prefectural market, the number of subscribers to direct subscriber telephone services using dry copper lines reached 4.43 million (as of March 31, 2010), and the number of users of 0ABJ-IP telephone services reached 14.46 million (as of March 31, 2010). As a result of such shifts away from existing fixed-line telephone service, NTT East and NTT West have experienced decreases in revenue from fixed-line telephone call charges and base rates. In the inter-prefectural communications market, NTT Communications competes with traditional relay network businesses, direct subscriber telephone businesses that use dry copper lines, and IP telephone businesses.

In response to these developments, NTT Group is aiming to expand the use of its IP telephone service Hikari Denwa, which offers the distinctive high quality of optical fiber access. The number of subscriber channels for Hikari Denwa reached 10.14 million as of March 31, 2010. It is expected that a rapid shift to Hikari Denwa will result in decreased profitability for fixed-line telephone services. NTT Group projects that the effects on the fixed-line telephone business will be offset by expanded revenues from fiber-optic access services and broadband and ubiquitous services, as well as cost reductions associated with the use of IP networks. However, in the event that revenues from fiber-optic services and broadband and ubiquitous services do not grow as anticipated, or that one-time costs for the migration from the existing networks to the NGN are greater than anticipated, or the burden of maintaining multiple facilities for both the existing networks and the NGN does not decrease as anticipated, there is risk of an effect on profitability.

Further, as direct subscriber telephone services using dry copper lines become more prevalent, NTT East and NTT West have made efforts to improve competitiveness in fixed-line telephone services by offering lower rates. These efforts include the lowering of base rates in January 2005 and the introduction of new discount services. Moreover, in March 2005, NTT East and NTT West lowered their facility construction charges in order to address changes affecting the industry, including a decrease in the importance of financing investments for the purpose of the early establishment of telephone networks, and the need to respond to competitive pressure caused by their competitors’ launch of direct subscriber telephone services that do not require an initial outlay for facility construction. In the fixed-line inter-prefectural market, NTT Communications continues to work to expand its sales through the provision of a service called PL@TINUM LINE & Sekaiwari that provides even greater discounts on international calls as a means to promote sales of “PL@TINUM LINE,” a service with lower domestic, international, and mobile call rates. As a result, inter-prefectural MYLINE registrations have been increasing, reaching a 79.7% share as of the end of March 2010 (an increase of 2.2% over the previous year). With respect to the lowering of facility construction charges described above, some subscribers have called for or demanded a return of facility construction charges they have paid, and more such calls or demands can be expected going forward. However, NTT Group has not refunded such facility construction charges because, for fixed-line telephone and other services, customers pay a portion of the construction costs for telephone lines from city central offices to customers’ homes as a form of prepayment of monthly base rates, and NTT Group passes the benefit of these payments back to the customers by applying the prepaid amounts received from customers to offset the costs of constructing the telephone lines, which allows it to offer reduced monthly base rates.

NTT Group believes that with the rising penetration rate the Japanese mobile communications market has entered a mature phase, with the competitive environment growing increasingly difficult mainly due to competition for new customers and competition in the development of service improvements. NTT DOCOMO has responded to the gains made in recent years by competitors with a comprehensive approach, including revisions to its billing plans, releases of attractive handsets, and improvements in network quality. In addition to existing mobile network operators, other companies have also expressed their intention to enter the mobile phone market.

There are presently four mobile network operators in the Japanese mobile communications market: NTT DOCOMO, the KDDI group, SOFTBANK MOBILE and EMOBILE. As of March 31, 2010, NTT DOCOMO had a market share of 50.0%, whereas the KDDI group, SOFTBANK MOBILE and EMOBILE had market shares of 28.4%, 19.5% and 2.1%, respectively. These mobile network operators have all received permission and licenses from the Japanese government for the establishment and operation of 3G services in Japan.

The KDDI group is the second largest mobile network operator in Japan with approximately 31.9 million subscriptions as of March 31, 2010. SOFTBANK MOBILE operates nationwide and is the third largest mobile network operator with approximately 21.9 million subscriptions as of March 31, 2010.

Competition in the mobile communication industry has led three of the mobile network operators (excluding EMOBILE) to adopt similar rate plans and promotions. For example, the KDDI group and SOFTBANK MOBILE both offer plans and services that are similar to NTT DOCOMO’s “Family Discount,” “Two-Month CarryOver” and “Pake-hodai double” services. SOFTBANK MOBILE has introduced the “White Plan” service that allows unlimited free calls among SOFTBANK MOBILE subscribers between 1:00 a.m. and 9:00 p.m.

A mobile virtual network operator (“MVNO”) is an operator that (1) uses the mobile communication services provided by a mobile network operator (“MNO”) or connects with an MNO to provide mobile communications services, and (2) does not build or operate its own radio stations to provide such mobile communications services. MVNOs continue to enter the mobile communications market.

The MVNO system was introduced so that the MVNO’s use of mobile phone networks of MNOs to provide an array of services would facilitate the emergence of a variety of business models meeting the needs of users, consequently allowing users in the mobile communications market to benefit from the availability of an assortment of diverse and low-cost services. Another goal of the system is to ensure the fair and efficient use of radio waves.

As the Japanese mobile phone market nears saturation point, the entry of MVNOs can be expected to lead to the creation of new services. For this reason, NTT DOCOMO is planning to build win-win relationships with MVNOs, and is taking a proactive approach to connection arrangements and collaborations with MVNOs.

Within Japan’s mature mobile phone market, the mobile-PC data communications market, which is anticipated to generate demand for second unit sales, is a particularly appealing market for NTT DOCOMO. It is NTT DOCOMO’s goal to build a world for mobile data communications in which many people can use mobile data communications easily and with convenience.

With respect to competition in the data communications market, EMOBILE Ltd. has captured a large number of new subscriptions. NTT DOCOMO has also been putting greater emphasis on its sales efforts since the second half of the fiscal year ended March 31, 2009, and has been seeing a steady increase in its sales numbers.

The smartphone market is a growing market experiencing a rapid increase in users, and NTT DOCOMO recognizes that this market is an important field for its future growth. Competition in the smartphone market has intensified since the launch of the iPhone from Apple, and mobile phone companies are enhancing their handset

*	Pursuant to the current supplementary provisions of the NTT Law, increases in the number of Shares due to certain new share issuances are not included in the total number of issued Shares when calculating the number of Shares that the Government must hold.

lineups by offering a variety of models, user interfaces and functions. NTT DOCOMO is working to provide a lineup of products including the Blackberry and Android handsets, and to introduce easy-to-use discount payment plans.

IT services, which are the focus of NTT DATA’s business, are expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their main focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition.

For risks associated with continued competition, please see “Item 3—Key Information—Risk Factors—NTT Group’s market share and revenues may suffer from competition.”

Regulations

General

MIC is the main regulatory body in Japan responsible for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DOCOMO are regulated by MIC under the Telecommunications Business Law in respect of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecommunications Business Law, the statute that opened the Japanese telecommunications services industry to competition, came into effect. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

For more information on risks associated with regulations, please see “Item 3—Key Information—Risk Factors—Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.”

Review of the NTT Law

Amendments to the NTT Law were implemented in July 1999, under which NTT was reorganized as a holding company. The amended NTT Law provides that the purpose of NTT is (i) to hold all the Shares of NTT East and NTT West, (ii) to ensure proper and stable provision of telecommunications services by NTT East and NTT West, and (iii) to conduct research relating to fundamental telecommunications technologies. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law requires the Government to own one-third or more of the total number of issued Shares*, and restricts foreign ownership to less than one-third of the total voting rights of NTT’s Shares. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership.” The NTT Law also requires approval of the Minister of Internal Affairs and Communications with respect to the appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by the minister prior to the beginning of such fiscal year. Amendments to the business operating plans also require approval. Similarly, NTT East and NTT West are also required to obtain the approval of the minister to engage in regional telecommunications services outside their service areas. Following the 2001 revision of the NTT Law, NTT East and NTT West can engage in businesses in regional telecommunication services utilizing their equipment, technology or employees; however, in such cases, they must obtain approval of the minister. In addition, NTT,

NTT East and NTT West need the minister’s approval to: issue new shares (with certain exceptions) or issue bonds with stock acquisition rights; change their articles of incorporation; or merge or dissolve each company. Approval of the minister is also required for the appropriation of surplus (except disposition of loss) of NTT, and NTT East and NTT West need the minister’s approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are each required to submit balance sheets, profit and loss accounts and business reports to the minister within three months after the end of each fiscal year. To carry out his or her supervisory function, the minister may, when he or she deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

NTT Group’s business and management may be affected if the NTT Law is revised in the future. At present, MIC is holding deliberations with the goal of realizing the “New Broadband Super Highway (Hikari no Michi)” vision, which aims to have all Japanese households using super high-speed broadband service by 2015. With respect to the form of NTT Group’s managerial structure, MIC has considered, among other things, opening up NTT East and NTT West’s access networks and has moved in the basic direction of implementing necessary measures in approximately one year. Accordingly, going forward, regulations may be revised in some manner, but the impact that such revisions would have on NTT Group is currently unknown.

The following table summarizes certain of the major regulatory requirements applicable under the NTT Law as of the date of this annual report:

	NTT (Holding Company)	NTT East NTT West (Regional Companies)
Obligatory shareholding by the Government	One-third or more	(NTT must own 100%)
Issuance of new Shares	Minister approval(1)(2)	Minister approval
Foreign ownership (percentage of voting rights)	Less than one-third	(NTT must own 100%)
Appointment of directors and corporate auditors	Minister approval Non-Japanese citizens cannot be appointed	Non-Japanese citizens cannot be appointed
Change to the articles of incorporation	Minister approval(3)	Minister approval
Appropriation of surplus (except disposition of loss)	Minister approval(1)	Unregulated
Business operating plan	Minister approval(1)	Minister approval(1)

(1)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance.
(2)	Subject to certain exceptions.
(3)	Subject to consultation between the Minister of Internal Affairs and Communications and the Minister of Finance only when the total number of Shares which NTT is authorized to issue will be changed.

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

b. Rates/Agreements

Basic telecommunications services(1): notification of basic service terms to the minister required

Designated telecommunications services(2): notification of security tariff to the minister required

Specified telecommunications services(3): price cap regulations are imposed, and approval of the minister is required when a business proposes to increase rates above the price cap

c. Articles of Interconnection Agreements	Approval from the minister required (as to Category I-designated facilities) Notification to the minister required (as to Category II-designated facilities)

d. Foreign Capital Participation	Unregulated(4)

(1)	Services that must be provided universally across Japan because they are regarded as essential to the lives of people in Japan.
(2)	Services that are provided by a telecommunications business using a Category I-designated facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate,” based on consideration of various factors, including the fact that alternative services are not being sufficiently provided by other telecommunications carriers.
(3)	Designated telecommunications services determined to have a major effect on the interests of users, in light of the content of such services, the range of users and other factors.
(4)	However, with respect to NTT, capital participation by foreign nationals has been restricted to less than one-third based on the NTT Law.

Pursuant to the 2001 revisions to the Telecommunications Business Law, NTT East, NTT West and NTT DOCOMO, as the dominant businesses in the market, are prohibited from using interconnection information for other than its intended purpose, and from giving preferential treatment in an unfair manner to any particular telecommunications carrier. As the convergence of fixed and mobile services and between telecommunications and broadcasting services progresses, the provision of fixed/mobile convergence services exclusively in collaboration with other telecommunications carriers within NTT Group is limited by these prohibited activities regulations. NTT intends to respond to market needs for fixed/mobile convergence services while ensuring that all requirements for fair competition, including these prohibited activities regulations, are satisfied. The application of these regulations may impede the timely provision of new services by NTT Group or result in other adverse consequences.

In addition, from the fiscal year ended March 31, 2007, the Minister of Internal Affairs and Communications has begun implementation of the “Competition Safeguards System,” the purpose of which is to periodically examine the validity of the scope of designated telecommunications facilities, the application of the prohibited activities regulations and the fair competition requirements (including those relating to regulatory approval procedures) applicable to NTT Group.

Business Improvement Order Issued by the Minister of Internal Affairs and Communications

Following the discovery that an employee at an NTT West Group unit improperly provided information on customers of other businesses to certain sales agencies, NTT West received a business practice improvement order on February 4, 2010 under the Telecommunications Business Act, Article 29, from the Minister of Internal

Affairs and Communications. On February 26, 2010, NTT West submitted a business practice improvement plan to the Minister of Internal Affairs and Communications. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and other affected parties.

NTT West solemnly accepts the business practice improvement order and will ensure the implementation of the business practice improvement plan. In addition, NTT East, which is also in a position to handle information on customers of other businesses, will endeavor to thoroughly strengthen its information management. To bolster these efforts, in April 2010 both companies formed an Information Security Department, which is tasked with drafting company-wide policies on information security, improving related structures and rules, and planning, implementing and inspecting security measures so that group-wide and uniform efforts on information security are carried out at the two companies and their group subsidiaries. NTT Group is committed to continue striving to restore trust through its concerted efforts.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•

Notification to the Minister of Internal Affairs and Communications is required in cases where the index for rates for specified telecommunications services (telephone, ISDN and others) provided by a telecommunications company that has Category I-designated facilities is at or below the standard rate index for which information is given by the minister; approval of the minister is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities subject to this requirement at present are NTT East and NTT West.

•

When fees relating to specified telecommunications services are set, notification is required to be made to the minister at least 14 days prior to implementation (seven days prior when it is clear that the rate index after the rate changes is at or below the standard rate index).

On June 30, 2009, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2009. The index for voice transmission services (telephone and ISDN) was set at 92.7 (the same as for the previous year) for both NTT East and NTT West. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations. Since April 1, 2009, leased circuit services have been excluded from specified telecommunications services, and are no longer subject to price cap regulations.

Regarding the standard rate index for the year starting October 1, 2010, the index for voice transmission services (telephone and ISDN) is expected to remain unchanged, as was the case for the previous year. Since the actual rate index for both NTT East and NTT West is considered to be below the standard rate index, it is believed that there is no need for price reductions based on price cap regulations.

Rates for NTT Group’s telephone and ISDN services are published on the following websites of NTT East and NTT West:

NTT East:	http://www.ntt-east.co.jp/index_e.html
NTT West:	http://www.ntt-west.co.jp/index_e.html

The information on the websites of NTT East and NTT West are not incorporated by reference into this document.

Interconnection

Under the Telecommunications Business Law, NTT East and NTT West, as telecommunications businesses having Type I designated telecommunications facilities, establish their interconnection rates and conditions for interconnection in their articles of interconnection agreements (fixed forms of contract that are subject to the approval of the Minister of Internal Affairs and Communications) entered into with other carriers. Among other things, the minister’s approval is subject to the condition that the interconnection rates be fair and proper in light of costs computed according to a method stipulated by MIC as the method for computing proper costs under efficient management.

Telephone Connection Rates

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Japanese government stated its intention to introduce an LRIC Methodology. In May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges.

The subsequent shift from dial-up access to ADSL access services brought about a significant decline in communication traffic, and in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that Non-Traffic Sensitive (“NTS”) costs, costs which do not vary according to communication traffic, would be gradually removed over five years from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council).

With respect to the treatment of NTS costs, when the Universal Service Fund (“USF”) was reviewed from the standpoint of restricting cost increases for users, it was decided that for interconnection charges for the three years commencing with the fiscal year ended March 31, 2009, the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would therefore be reintroduced in stages as interconnection rate costs (September 2007 report of the Telecommunications Council).

The interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2009 were set at GC interconnection charges of ¥4.53 (a decrease of approximately 3.4% from the previous fiscal year) and IC interconnection charges of ¥6.41 (a decrease of approximately 2.1% from the previous fiscal year) (in each case for three minutes). The interconnection charges for the fiscal year ending March 31, 2010 were set at GC interconnection charges of ¥4.52 (a decrease of approximately 0.2% from the previous fiscal year) and IC interconnection charges of ¥6.38 (a decrease of approximately 0.5% from the previous fiscal year) (in each case for three minutes). As a result, interconnection charge revenues decreased from the last fiscal year.

Due to a decrease in voice traffic, the interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2011 will be raised to GC interconnection rates of ¥5.21 (an increase of approximately 15.3% from the previous fiscal year) and IC interconnection charges of ¥6.96 (an increase of approximately 9.1% from the previous fiscal year) (in each case for three minutes). However, despite the increase in charges, interconnection charge revenues for NTT East and NTT West for the fiscal year ending March 31, 2011 are also expected to decline from the prior fiscal year due to a decline in voice traffic.

Optical Fiber Line Interconnection Charges

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”).

With regards to the calculation of subscriber optical fiber interconnection charges, in order to enable more customers to enjoy optical broadband services, NTT Group proposed to employ a forward-looking cost method that accounts for prospective demand expansion and greater efficiency in facility costs for the three-year computation period from the fiscal year ended March 31, 2009 through the fiscal year ending March 31, 2011. NTT Group received approval for this method on June 24, 2008. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year and future years the difference between the actual revenue from interconnection charges and anticipated cost, which should limit the risk of unrecoverable amounts so long as actual costs do not exceed anticipated costs.

With regards to the issue of setting per-unit interconnection charges for optical bifurcated lines in the passive optical network (Gigabit Ethernet-Passive Optical Network (“GE-PON”), a point-to-multipoint fiber network architecture in which unpowered optical splitters are used to enable a single optical fiber to serve multiple premises), in the deliberations of the Telecommunications Council relating to the regulation of interconnection rules for the NGN that started in the Fall of 2007 there were a large number of requests by other carriers for provision by NTT Group of optical bifurcated lines, with the debate continuing over a number of sessions. In its report dated March 27, 2008, the Telecommunications Council concluded that it would be appropriate to reconsider this issue after reviewing future changes in the market environment and the technologies relating to point-to-multipoint architecture. Depending on future technological changes, this debate may be revived, and the direction and effects of any such review on NTT Group remain uncertain at this time.

Use of NTT Group Telephone/Electricity Poles by Other Carriers

As the demand for optical fiber expands in Japan, it creates incentives for carriers other than NTT East and NTT West to install their own optical fiber lines. MIC has requested that NTT East and NTT West update their conditions and procedures for allowing other carriers to use the telephone/electricity poles of NTT East and NTT West to facilitate the installation of optical fiber on these poles.

In order to make this improvement, MIC held discussions with NTT East, NTT West and certain other carriers and electric power companies that own the telephone/electricity poles. MIC implemented its Guidelines concerning the Use of Telephone/Electricity Poles and Conduits, etc. of Public Utilities in April 2001, and subsequently carried out a number of amendments, including expanding the scope of the guidelines to include “steel towers, etc.” that house mobile phone base stations.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law.

Subsequent to the establishment of the USF in June 2002, competition intensified for conventional fixed-line telephone services as other carriers started to use dry copper lines to provide direct subscriber telephone services. Anticipating that NTT East and NTT West’s earnings and expenses with respect to universal service would worsen as a result, the USF system was amended, and NTT East and NTT West received an aggregate of ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number).

It was initially anticipated that the amount of subsidies from the fund would rise each year as NTS costs were set to be removed from interconnection rate costs in stages over the five years subsequent to the fiscal year ended March 31, 2006 and recovered through base rates for universal service telephones. Accordingly, it was initially assumed that the costs paid by users would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, the Telecommunications Council considered whether the increase in USF-related costs paid for by users should be restricted beginning in the fiscal year ended March 31, 2009. As a result of those deliberations, the Telecommunications Council decided that it would be appropriate to maintain the per phone number cost for universal service at roughly the same level as the previous fiscal year (¥7 per month per phone number) for the fiscal year ended March 31, 2009 and for the three years thereafter, and that the resulting cost burden of decreased subsidies should not be borne only by NTT East and NTT West but should be recovered from other carriers in a fair and equitable manner by including a portion of NTS costs in interconnection charges (i.e., as a portion of transmission line costs). As a result, the unit cost per phone number for the fiscal year ended March 31, 2009 was set at ¥6 per month and the amount of subsidies paid from the USF for the fiscal year was approximately ¥13.6 billion. The unit cost per phone number for the fiscal year ending March 31, 2010 has been set at ¥8 per month, and the amount of subsidies from the USF for the fiscal year is expected to be approximately ¥18.0 billion.

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

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2010 and beyond, focusing on the design of a specific system for Phase 1. Modifications of the USF system were made on the basis of an assumption that the current structure will be maintained between the fiscal years ending March 31, 2010 and March 21, 2012. In particular, subsidies were adjusted by adding the number of subscriptions transferred to fiber-optic IP telephony services. This was because, under the current structure, the amount of USF subsidies would decrease due to progressive migration of users to IP services, through a decrease in subscriptions for fixed-line telephone services and a significant increase in subscriptions for fiber-optic IP telephony services. As a result, the per phone number cost for the fiscal year ending March 31, 2011 will be ¥8 per month per phone number, and the subsidy amount will be approximately ¥18.8 billion.

Other Regulatory-related Developments

Other recent regulatory developments in the telecommunications field are as follows:

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004; evaluations of dominance in the wireless communications market were made in the fiscal year ended March 31, 2005; and an evaluation centered on the fixed-line telephone market was made in the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007, the analysis centered on Internet connection services and network services for corporations, and in the fiscal year ended March 31, 2008, the analysis focused principally on mobile communications and a strategic evaluation of transactions among telecommunications operators and the effect of platform functions on competition. In the fiscal year ended March 31, 2009, other than the aforementioned four areas (mobile communications, fixed-line telephone, Internet connection and network services for corporations), a strategic evaluation and analysis was undertaken on the effect of new services, such as fixed-mobile convergence services, on market competition. In the fiscal year ended March 31, 2010, besides the aforementioned four areas from last year, a quantitative analysis of the economic effect of past competition policies regarding mobile and broadband expansion, and an analysis on changes in customer preferences concerning telecommunications services over time, were conducted as part of the strategic evaluations.

The results of this review are expected in the summer of 2010.

Administrative Advice/Decision and Revocation Suit Based on the Antimonopoly Law

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

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law. On March 26, 2007, the Commission issued a decision to the effect that the above acts relating to the provision of B FLET’S services by NTT East were in violation of the antimonopoly law. However, the Commission noted that such acts had already ceased, and stated that no particular measures would be taken against NTT East. Since NTT East did not agree with this decision, it commenced an action to rescind the decision of the Commission in the Tokyo High Court on April 26, 2007. The Tokyo High Court dismissed the action on March 29, 2009. Since NTT East did not agree with this decision, it made an appeal to the Supreme Court of Japan on June 11, 2009.

While the outcome of this proceeding at the Supreme Court of Japan is not determinable, NTT Group believes that even if the decision that such acts were in breach of the antimonopoly law is not rescinded, because the decision does not stipulate special measures to be taken against NTT East, there would be no material effect on NTT East’s business. However, no assurance can be given in this regard.

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from MIC to use the radio frequency spectrum. Allocation of the frequency spectrum is governed by the Radio Law and related statutes and regulations. As a recent trend in the allocation of frequency spectrum for mobile phones, MIC commenced accepting applications in April 2009 concerning the approval of plans for the establishment of specific base stations for the introduction of 3.9 generation mobile communications systems and specific base stations that use frequencies between 2,010 MHz and 2,025MHz. The applications for the approval of plans for the establishment of specific base stations for the introduction of 3.9 generation mobile communications systems are for those carriers who wish to be allocated band frequency of 10MHz x2 of 1.7GHz band and 35MHz x2 of 1.5GHz band. NTT DOCOMO submitted its application in May 2009 and the approval was granted in June 2009 with allocation of 15GHz x2 of 1.5GHz band.

Global Businesses

The international communications market is undergoing drastic changes and developments with the rapid advances in ubiquitous broadband technologies, and the convergence between fixed and mobile services and between telecommunications and broadcasting services. In addition, as the activities of businesses and individuals become increasingly globalized, demand for integrated domestic-international ICT solutions is increasing. Asia remains an important market led by China and India, where mobile phone use is rapidly expanding. Emergent areas such as Russia and the Middle East also continue to present growth opportunities.

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

Principal NTT Group global businesses are as follows:

(i)	NTT Communications

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

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Communications, Inc. (“SMART”), a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in SMART was 15% and totaled $123 million. In March 1999, NTT increased its investment in SMART to 37% through the purchase of SMART shares from First Pacific Company Limited (“FPC”) at a cost of $149 million, the purchase of new shares at a cost of $65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at $372 million. In September 1999, NTT Communications, which had been assigned SMART’s shares by NTT, reached an agreement with PLDT and FPC to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in SMART for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in share capitalization resulting from the exchange. NTT Communications also subscribed for newly issued PLDT common shares for approximately $358 million, representing an additional 7.2% (post-investment and after adjusting for the exchange of SMART shares) of the common shares of PLDT.

In January 2006, NTT Communications, PLDT and FPC agreed that NTT Communications (whose equity stake in PLDT had decreased to 14% due to the conversion of convertible preferred shares and other factors) would sell half of its PLDT shares (approximately 12.63 million) to NTT DOCOMO for approximately ¥52.1 billion. This transaction was completed in March 2006, and NTT Communications’ ownership interest in PLDT became 7.0%. Due to the subsequent conversion of outstanding convertible bonds of PLDT and other factors, NTT Communications’ ownership interest in PLDT was 6.7% as of March 2008. See “—(ii) NTT DOCOMO” for a further discussion of NTT DOCOMO’s investment in PLDT.

Sri Lanka Telecom PLC. (“SLT”)

In August 1997, NTT signed a contract with the government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested $225 million in SLT, acquiring a 35.2% interest. At the time of NTT’s reorganization, this investment was transferred from NTT to NTT Communications, and an NTT Communications executive was elected to serve as Chief Executive Officer of SLT. Privatized in 1996, SLT is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

In April 2008, NTT Communications sold its shares in SLT to an investment subsidiary of the Malaysian firm Usaha Tegas Sdn Bhd, for a price of roughly $299 million.

StarHub Ltd. (“StarHub”)

In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia, Singapore Power and British Telecommunication Plc (“British Telecom”), won licenses from the Telecommunications Authority of Singapore to provide public basic telecommunications services, both domestic and international, and public mobile phone services. At the time of NTT’s reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched services in April 2000.

In July 2002, StarHub merged with Singapore Cable Vision Ltd., which provides CATV service and broadband Internet service throughout Singapore, and NTT Communications’ ownership interest became 14.5%. The shareholders of StarHub comprise five companies: NTT Communications, Singapore Technologies Telemedia, Media Corporation of Singapore, British Telecom, and Singapore Press Holdings.

StarHub conducted an initial public offering on the Stock Exchange of Singapore in October 2004. Following the sale of a portion of its holdings in the IPO, NTT Communications’ ownership interest in StarHub is currently 10.0%.

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

Verio Inc. (“Verio”)

In May 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications acquired a majority of the common shares of Verio through a tender offer and the U.S. subsidiary of NTT Communications merged into Verio. The transaction was valued at approximately $5.2 billion. On September 8, 2000, this transaction was completed. Verio offers a broad range of Internet solutions, including web hosting, e-commerce platforms and other enhanced services. The merger was undertaken in order to enable the combined company to offer seamless, international web-based business solutions by combining the IP networks and services of the two companies.

Verio underwent a restructuring of its United States and European businesses pursuant to which Verio Europe was made a subsidiary of NTT Europe in October 2005 and the global IP network business and leased circuit hosting business were transferred to NTT America in December 2005.

Integralis AG (“Integralis”)

In October 2009, through a takeover bid conducted by its German subsidiary, NTT Communications purchased approximately 78.4% of the outstanding shares of Integralis (excluding treasury stock), a leading international IT security solutions provider based in Germany. The purchase price was 59,107,509 Euro (approximately ¥7.68 billion). With the acquisition of Integralis, NTT Communications seeks to provide value-added one-stop solution services to its global business customers by integrating its network services and enterprise security services.

(ii)	NTT DOCOMO

With the long-term aim of securing growth and strengthening its global competitiveness, NTT DOCOMO makes investments in and collaborates with overseas mobile service providers and overseas businesses providing mobile phone related services.

In regards to investments in mobile service providers, in order to capture growth in overseas markets, NTT DOCOMO supports the business of its investment partners and achieves financial returns in the form of dividends and increases in the value of its ownership interests. NTT DOCOMO aims to achieve synergies with its investment partners, including joint development of handsets, joint procurement, service expansion and increased roaming revenues through introduction of W-CDMA technology.

In mobile phone-related business fields, NTT DOCOMO is aiming to secure revenue opportunities by directing its efforts towards providing value-added services overseas, such as in the establishment of an overseas platform business through its acquisition of net mobile AG, where synergies can be expected from NTT DOCOMO’s experience and know-how in providing sophisticated services in Japan.

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

In October, 2003, KG Telecom became a wholly owned subsidiary of Far EasTone, the third-ranked mobile network operator in Taiwan. At that time, NTT DOCOMO became an approximately 5.0% shareholder in Far EasTone, and received NT$2.5 billion (approximately ¥8.0 billion at the date of payment) in cash.

In March 2004, NTT DOCOMO signed a consulting agreement with Far EasTone. Under the agreement, NTT DOCOMO provided technical assistance including assistance for network field testing and coverage optimization for the introduction of Far EasTone’s W-CDMA 3G service in 2005. Far EasTone launched 3G services based on W-CDMA technology in July 2005.

KT Corporation (“KT”)

In December 2005, NTT DOCOMO entered into an agreement with Korean mobile network operator KT Freetel Co., Ltd. (“KTF”) on a comprehensive strategic alliance including equity participation, under which NTT DOCOMO invested approximately KRW 564.9 billion (approximately ¥65.1 billion) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock.

Through this alliance, NTT DOCOMO provided technical support to KTF in connection with KTF’s deployment of a nationwide W-CDMA network. The alliance aimed to improve convenience for the increasing number of travelers in both countries through the joint development and offering of roaming services, to seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of cellular services and to examine cost-saving opportunities, such as joint handset procurements. In July 2007, as part of the companies’ joint handset procurement project, an announcement was made of the joint procurement of HSDPA compatible Universal Service Bus (“USB”) type terminals. In October 2007, as part of their joint business activities to be conducted under the oversight and direction of the Business & Technology Cooperation Committee (“BTCC”) established by the two companies, the companies agreed to invest in the KT-DOCOMO Mobile Investment Limited Partnership, a fund having KTBnetwork Co., Ltd. (“KTB”) as the asset manager, that invests in South Korean venture companies in mobile and IT related fields. In conjunction with this alliance, NTT DOCOMO invested KRW 13.5 billion (approximately ¥1.7 billion at time of investment, a 45% equity stake) in the fund. In 2009, the proactive efforts of the BTCC generated tangible results, including the launch of jointly developed handsets in South Korea and the provision of a jointly developed “Local Number Roaming” service.

In addition, in January 2009, in conjunction with the merger between KTF and the Korean fixed-line carrier KT, for the purpose of a strategic alliance with KT, NTT DOCOMO agreed to exchange 40% of its stake in KTF for KT common shares, and the remaining 60% for exchangeable bonds issued by KT. In June 2009, NTT DOCOMO acquired the above shares and exchangeable bonds, and its equity stake in KT became approximately 2.2%. In December 2009, NTT DOCOMO exchanged its exchangeable bonds for KT’s ADRs, bringing its stake in KT to approximately 5.5%.

Philippine Long Distance Telephone Company

In January 2006, NTT DOCOMO entered into an agreement with NTT Communications, the Philippines telecommunications company PLDT and FPC, PLDT’s largest shareholder, on a share acquisition and business tie-up. Under the agreement, NTT DOCOMO purchased approximately 7.0% of PLDT’s total common shares (corresponding to 6.7% of the total issued shares as of March 2008) from NTT Communications, for approximately ¥52.2 billion and established a comprehensive business alliance with PLDT and its mobile network operator subsidiary, SMART.

Between March 2007 and February 2008, NTT DOCOMO acquired PLDT shares in stages on the open market, acquiring for a total of approximately ¥98.9 billion approximately 7.5% of PLDT’s outstanding shares as of March 31, 2008. As a result, NTT DOCOMO’s ownership interest in PLDT reached 14.2%, and combined with NTT Communications’ PLDT shares, NTT Group had a 20.9% stake in PLDT as of March 31, 2008. Following these acquisitions of further shares, PLDT became an equity method affiliate of NTT beginning with the fiscal year ended March 31, 2008. NTT DOCOMO has also designated two directors each to PLDT and SMART. Going forward, NTT DOCOMO will further strengthen its alliance with PLDT and SMART and make efforts directed towards business support and technological collaboration, including networks advancement, introduction of value-added services and enhancement of international roaming services, to raise the corporate values of both companies.

DOCOMO PACIFIC, INC. (“DOCOMO PACIFIC”)

In March 2006, NTT DOCOMO agreed to fully acquire both Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC (“Guam Wireless”), mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (approximately ¥8.4 billion at the time of investment). In December 2006, operations were transferred to Guam Cellular from Guam Wireless via an investment holding company, and the operations of the two companies were integrated. Through this acquisition, Guam Cellular became NTT DOCOMO’s wholly-owned subsidiary. NTT DOCOMO has endeavored to improve convenience of international roaming services for the large number of Japanese travelers who visit Guam and the Northern Mariana Islands by enhancing Guam Cellular’s GSM network, and by developing its GPRS network to enable the introduction of packet roaming services. In July 2008, Guam Cellular launched 3G services, based on W-CDMA. In October 2008, the company name was changed to DOCOMO PACIFIC, INC., and under the DOCOMO brand, the company is currently striving for further improvement in quality, and is directing its efforts to providing services that offer high convenience to customers. In December 2009, DOCOMO PACIFIC began providing to its subscribers “MAX CHANNEL,” a push-type information distribution i-channel service.

Axiata (Bangladesh) Limited (“AXB”)

In September 2008, NTT DOCOMO acquired a 30% stake in TM International (Bangladesh) Limited (“TMIB”), a mobile network operator based in Dhaka, Bangladesh, for approximately US$350 million (approximately ¥37 billion). In addition, in November of the same year, NTT DOCOMO made an additional investment of approximately US$30 million (approximately ¥3 billion) to increase its stake in TMIB. In May 2009, the company name was changed to Axiata (Bangladesh) Limited. Through these investments, NTT DOCOMO is participating in AXB’s management and actively drawing on its expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market.

Tata Teleservices Limited (“TTSL”)

In November 2008, NTT DOCOMO reached an agreement on a capital alliance with Tata Sons Limited (“Tata Sons”), the holding company for India’s Tata group, and the Indian telecommunications carrier TTSL, which is a unit of Tata group. Pursuant to the terms of this agreement, NTT DOCOMO acquired approximately 26.5% of TTSL’s common shares for approximately 128.1 billion Rupees (approximately ¥252.3 billion) in March 2009. NTT DOCOMO also made a tender offer for shares of Tata Teleservices Maharashtra Limited (“TTML”), a TTSL affiliate, and acquired approximately 12.1% of TTML shares for a price of approximately 5.7 billion Rupees (approximately ¥11.0 billion) in March 2009. Through this strategic investment and alliance, the three companies are aiming to promote sustained growth, and to expand their business in the Indian market, which has high potential for rapid economic growth. In June 2009, NTT DOCOMO began offering GSM services under the brand name “TATA DOCOMO” and commenced provision of its i-channel service, which is a push-type information distribution service. In January 2010, NTT DOCOMO also launched a manga distribution service called “DOCOMICS.”

DOCOMO interTouch Pte. Ltd. (“interTouch”)

In December 2004, NTT DOCOMO invested US$70 million (approximately ¥7.3 billion at the date of investment) to fully acquire inter-touch (BVI) Limited, a Singapore-based holding company of Internet providers that supply high-speed broadband connections and applications for travelers at hotels across the Asia-Pacific region, Europe, the Americas and other regions.

In February 2007, with a view toward improving its group business results and future business expansion, and to further increase operating efficiency, NTT DOCOMO decided to reorganize the structure of the subsidiary group and make INTER-TOUCH PTE LTD (currently interTouch), one of the inter-touch group’s operational companies in Singapore, a wholly owned subsidiary. The reorganization resulted in interTouch becoming a wholly-owned subsidiary of NTT DOCOMO and the dissolution of three companies, inter-touch (BVI) Limited, INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte. Ltd. inter-touch (BVI) Limited was dissolved in February 2008, and inter-touch Holdings (Singapore) Pte. Ltd. was dissolved in March 2008.

In December 2007, interTouch reached agreement with the primary shareholder of MagiNet Pte. Ltd. (“MagiNet”), a high-speed Internet service and video distribution service provider for hotels, to fully acquire MagiNet for approximately US$150 million (approximately ¥16.5 billion). The acquisition was completed in January 2008. In conjunction with this acquisition, NTT DOCOMO carried out a capital increase in interTouch of US$191 million (approximately ¥21 billion). Currently, interTouch is one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, providing services in approximately 1,200 hotels in

70 countries across the world. In April 2008, NTT DOCOMO announced that the name of the company had been changed to DOCOMO interTouch Pte. Ltd. Going forward, under the DOCOMO brand, interTouch will endeavor to further expand its business, and by providing a full range of services, enhance convenience for overseas travelers.

net mobile AG (“net mobile”)

In November 2009, in order to establish an international mobile-content distribution platform, NTT DOCOMO acquired 79.59% of the outstanding common shares of net mobile, a German mobile content distribution platform business, at a cost of approximately 38.9 million Euros (approximately ¥5.2 billion) by means of a tender offer carried out by its wholly owned subsidiary, DOCOMO Deutschland GmbH. As a result of this tender offer, net mobile became NTT DOCOMO’s subsidiary. In December 2009, by subscribing to a private placement of new shares issued by net mobile at a cost of approximately 4.89 million Euros (approximately ¥600 million), NTT DOCOMO’s stake in the company increased to 81.45% of outstanding common shares.

(iii)	NTT DATA

NTT DATA is increasing its capacity to respond to the needs of Japanese multi-national corporations as well as local businesses in the Americas, Europe and Asia, and is bolstering its offshore development systems in Asia.

The Revere Group, Ltd. (“Revere”)

In November 2005, through a U.S.-based subsidiary, NTT DATA entered into an agreement to acquire 60% of Revere’s outstanding shares, a provider of system integration services operating in the United States. This acquisition enabled NTT DATA to expand its system integration business in the United States through Revere’s industry-specific IT consulting and software development resources, tailored primarily to the manufacturing, financial, and health care industries. Further, Revere is expanding its operational network throughout the United States, and in August 2007 acquired Tryarc LLC, a medium-sized systems company based in the U.S. West Coast.

Shenzhen NTT DATA East Net Co., Ltd. (“EastNet”)

In July 2007, NTT DATA acquired a 51% equity stake in Shenzhen East Net Co. Ltd., from its parent company, BlueNet Co. Ltd., and established EastNet. EastNet has a customer base of Japanese companies primarily in China’s southern region and provides packaged solutions for production control for manufacturing companies. With this acquisition, NTT DATA has secured a local operating base for the stable delivery of IT services in China. This acquisition has also bolstered NTT DATA’s ability to meet customers’ expectations for the construction of global mission-critical systems.

Vertex Software Pvt. Ltd. (“Vertex”)

In December 2007, NTT DATA acquired 68.7% of the outstanding shares of Vertex, a company located in India which provides offshore development services for companies in Japan and the United States. By acquiring management control of Vertex and operating Vertex directly as a development center, NTT DATA aims to establish an offshore development structure on a global scale and to bolster development capabilities within the NTT Group through exchange of personnel and other measures.

itelligence AG (“itelligence”)

In January 2008, NTT DATA, through a tender offer carried out by its German subsidiary, acquired 87.4% of the outstanding shares of itelligence for a purchase price of approximately 130 million Euros (approximately

¥21.1 billion). itelligence is a Germany-based company that carries on system integration businesses globally. In February 2008, NTT DATA, through its German subsidiary, transferred part of its shares in itelligence to NTT Communications, resulting in NTT DATA and NTT Communications having a 77.2% and a 10.3% equity stake, respectively, in itelligence. NTT DATA, itelligence, and NTT Communications, joining forces as NTT Group members, aim to bolster their abilities to provide total ICT solutions to both European and global businesses.

Cirquent GmbH (“Cirquent”)

In October 2008, NTT DATA acquired, through a German subsidiary, 72.9% of the outstanding shares of Cirquent from BMW AG. NTT DATA is widely expanding its services by promoting cooperation with Cirquent, which has capacity to provide services to BMW AG and other major corporations in the manufacturing, finance, telecommunications and other industries.

Extend Technologies Group Holdings Pty Ltd (“Extend Technologies”)

In September 2009, NTT DATA acquired 51% of the outstanding shares of Extend Technologies, an Australian system integration operator. Through this capital alliance with Extend Technology, NTT DATA expanded its SAP support system into the Asia Pacific region, and further strengthened its global support system for its customers.

(iv)	Other

NTT Vietnam Corporation (“NTTV”)

In November 1997, NTTV, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation (“VNPT”), jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The term of this license is for 15 years. During the first five years, a telephone network system of roughly 240 thousand lines was to be constructed. For the term of the license, NTT is to receive distributions of revenue from VNPT while providing technical support and managerial guidance relating to the telephone business. At the time of NTT Group’s reorganization, NTTV’s shares were transferred from NTT to NTT East. In 2008, NTTV returned a portion of the funds collected to its shareholders, and its capital was reduced from approximately ¥6.4 billion to approximately ¥3.8 billion.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2008, 2009 and 2010 are shown in the table below:

	Year ended March 31,
	2008	2009	2010
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Regional communications business	¥856,894	¥879,313	¥874,204
Long distance and international communications business	135,041	140,057	129,010
Mobile communications business	758,743	737,606	686,508
Data communications business	176,826	180,068	162,571
Other services	201,357	208,020	134,831

Total	¥2,128,861	¥2,145,064	¥1,987,124

The capital investment amounts shown above are the amounts, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “Payments for property, plant, and equipment” and “Acquisition of intangibles and other assets.”

	Year ended March 31,
	2008	2009	2010
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Payments for property, plant, and equipment	¥1,259,719	¥1,411,979	¥1,370,923
Acquisition of intangibles and other assets	728,610	617,006	553,339
Total	1,988,329	2,028,985	1,924,262

Differential of capital investment amount	¥(140,532)	¥(116,079)	¥(62,862)

Capital investment for each segment in the fiscal year ended March 31, 2010 was as follows:

In the regional communications business segment, with emphasis placed on improving customer service and making substantial reductions in costs, capital investments were directed to the further growth of fiber-optic services through, among other things, the expansion of the lineup of services provided and expansion of the FLET’S Hikari Next service area. For fixed-line telephone services and other mature services, NTT Group made capital investments in the minimum amount necessary to ensure and maintain the provision of high quality, stable universal service and to make full use of existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments that were primarily focused on expanding data centers, increasing the demand for IP-related services starting with OCN, and increasing the supply of Premium Ether. NTT Group also renewed its efforts to improve the efficiency of its telecommunications facilities, including by increasing facility capacity and simplifying operations. At the same time, NTT Group worked to improve the quality of its telecommunications facilities and decrease the burden on the environment through the use of energy efficient power and air-conditioning equipment.

In the mobile communications business segment, NTT Group continued improving the service quality across the FOMA service area and strengthened its facilities to meet an increase in data traffic volume. NTT Group also made efforts to make capital expenditures more efficient and less costly by reducing procurement costs, introducing cost-effective equipment and employing innovative planning, designing and construction techniques.

In the data communications business segment, NTT Group made capital investments primarily in its system integration business for the public sector and the finance sector.

NTT Group records its physical plant assets as follows:

	As of March 31, 2010
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,807,848	¥440,303	¥961,045	¥375,947	¥5,585,143
Long distance and international communications business	222,643	45,557	141,342	226,847	636,389
Mobile communications business	1,688,770	198,216	421,918	1,273,652	3,582,556
Data communications business	146,203	50,654	97,477	335,921	630,255
Other services	—	388,067	570,907	266,970	1,225,944

Total	¥5,865,464	¥1,122,797	¥2,192,689	¥2,479,337	¥11,660,287

NTT Group plans to make efficient capital investments and build new facilities in response to demands for FLET’S Hikari Next services and to improve its facilities to improve the service quality across the FOMA service area. NTT Group forecasts about ¥1,960 billion in capital investments for the fiscal year ending March 31, 2011. The following is a breakdown of major items by segment:

Year ending March 31,
2011
(in millions of yen)
Total	¥1,960,000

Breakdown (major items)
Regional communications business(1)	¥810,000
Long distance and international communications business(2)	118,000
Mobile communications business(3)	675,000
Data communications business(4)	150,000

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DOCOMO (Consolidated)
(4)	Capital investment amount for NTT DATA (Consolidated)

The breakdown for each segment is as follows:

•	Regional communications business: ¥333 billion in voice transmission services, ¥100 billion in data transmission services, and ¥337 billion in leased circuit services, and other services.

•

Long distance and international communications business: ¥64 billion in voice transmission services, ¥15 billion in data transmission services, and ¥3 billion in leased circuit services, and other services.

•	Mobile communications business: ¥515 billion in mobile communications services, and other services.

Property, Plant and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services and are generally in good operating condition.

As of March 31, 2010, the total balance sheet amount of NTT Group’s fixed assets was ¥37,965.8 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations), 38.7%; telecommunications service lines, 37.6%; building and structures, 15.3%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.), 4.7%; land, 3.0%; and buildings under construction, 0.7%.

NTT Group networks are continually being updated and are recognized as appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as fiber-optic access services and mobile communications services such as FOMA, as well as to increase the efficiency of its capital investments in existing facilities.

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

International procurement website: http://www.ntt.co.jp/ontime/index-e.html

The information on NTT’s website is not incorporated by reference into this document.

Research and Development

NTT has conducted research and development on basic technologies to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and to contribute to the creation of a ubiquitous broadband society.

Commercialization of the results of research and development was carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, research and development that could contribute to solving social issues, and research on advanced technologies for the future.

Research and development contributing to service creation

Demand for Home ICT is expected to grow with the spread of broadband services and digital home electronics and NTT, together with partner companies, is using test bed environments to verify technologies and examine proposed business models in this field. NTT pursued advancements in IPTV and digital signage technology, and supported the commercialization of the newly launched Digital Cinema service, which utilizes highly-secure, high-quality distribution technologies developed in NTT’s laboratories. In addition, efforts were made in research and development aimed at realization of safe and secure cloud computing services.

With regard to its network platforms, NTT worked to improve the ease of maintenance and operability of the NGN in order to enhance the NGN’s functional capability and to achieve cost reductions. Research and development was also undertaken on optical access technologies, including technologies for expanding the coverage area of optical cabling for multi-unit dwellings and technologies for simplifying installation.

Global deployment of research results

NTT also engaged in research and development efforts focused on three basic principles: “R&D for global operations”; “international standardization”; and “relationship-building.” Optical-related components that use NTT technologies, such as optical transmission devices and optical connectors, captured large market shares worldwide. Furthermore, the results of our research on high-speed optical access protocols were utilized for commercial services in Vietnam. In addition, NTT’s video-encryption technologies are used by overseas broadcasters, and were chosen as the codec for international transmissions at the Vancouver Olympics.

Research and development contributing to solving social problems

To reduce the environmental burden resulting from the operation of NTT’s businesses, NTT engaged in research and development on CO2 reduction technologies, such as high-efficiency fuel cell batteries and high-voltage direct-current supply, which decreases electricity loss during supply, as well as research and development on optical packet routers, which are aimed at drastically reducing future network power consumption. In the healthcare field, NTT successfully developed a framework for collecting and sharing vital data, such as daily blood pressure and weight, across a network to be utilized for remote health guidance.

Advanced research

NTT has also conducted research and development activities on advanced technologies that will support NTT Group’s continuous development. These efforts include research and development on new encryption technologies and efforts to verify the security of existing encryption methodologies. As a result of these efforts, NTT achieved a world record in prime factor decomposition, which is one of the principal underpinnings of public-key encryption. In optical transmission technologies, NTT succeeded in achieving 69 Tbps transmission, the world record for a single optical fiber cable. In the field of quantum information processing, NTT became the first in the world to succeed in performing multi-function basic calculations, which are necessary for creating a quantum computer, using only a single qubit. In addition, with the goal of achieving more natural communication environments, NTT engaged in research to understand the structure in the brain for controlling and processing signals.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2010, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

Fixed-Line Communications

NTT Group further expanded the coverage area for “FLET’S Hikari Next,” the next-generation network (NGN) commercial service, and enhanced services, including a high-speed service with a maximum download speed of 200Mbps introduced in Eastern Japan. NTT Group also pursued initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of customer service by, among other things, reducing the lead time between a customer’s application and the start of FLET’S Hikari service, strengthening support services, and improving CRM in its membership programs. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 13.25 million.

Mobile Communications

NTT Group introduced new services to support its customers’ lifestyles through mobile phones, including a new function for the “i-concier” activity support service that distributes information linked to the user’s location, and DOCOMO Keitai Sokin (mobile payment), a highly convenient mobile phone payment function. In addition, as part of its efforts to achieve further growth by increasing use of data communications, NTT Group revised billing plans and worked to enhance the content offerings for video and other services. As a result of these efforts, the number of mobile phone subscriptions reached 56.08 million, of which 53.20 million are FOMA service subscriptions (95% of all subscriptions).

Solutions

NTT Group worked to provide high value-added solutions according to customer industries and business categories by expanding its service line-up to include outsourcing and information security, complementing its construction and provision of customer systems. NTT Group also reorganized some of its business structures and sought to strengthen its sales capabilities, mainly through acquisitions of other service providers, to proactively meet the needs of customers and society.

Upper Layer Services

NTT Group took steps to enhance its services by, among other things, expanding the high-definition content available on “Hikari TV,” an IP Television (IPTV) service distributed over FLET’S Hikari. NTT Group also expanded the line-up of video services that are designed to take advantage of the capabilities of the NGN, including the launch of Digital Cinema, a service for the distribution of films to theaters using the NGN. NTT Group also worked to develop a new market for cloud computing services, which provides services through a network, including the launch of a full range of services covering everything from infrastructure to applications. Furthermore, through investments by the venture fund NTT Investment Partners Fund, L.P., NTT Group sought to promote collaborations with business partners in a wide range of fields, particularly education.

Global Businesses

NTT Group moved forward with the expansion of overseas data centers and the acquisition of businesses, including a security service provider, in an effort to improve its line-up of solutions services and support services. In order to enhance the convenience and reliability of its networks, NTT Group strengthened its network through the acquisition of a submarine cable business and the expansion of the service area for international mobile phone roaming services. NTT Group also directed efforts toward the global expansion of its content distribution and other application services.

Research and Development

To expand the range of services that take advantage of the capabilities of the NGN, NTT Group engaged in R&D directed at the technical advancement of IPTV, Digital Signage, Digital Cinema and other video services, as well as cloud computing services. Furthermore, NTT Group engaged in R&D for commercialization of Home Information and Communication Technologies (Home ICT) and made efforts to develop LTE, the next-generation standard, which is scheduled for launch in December 2010. NTT Group also moved forward with R&D on advanced technologies that will support future businesses, including new encryption technologies, high-capacity optical transmission technologies, and quantum information processing.

CSR

NTT Group is working in concert to undertake corporate social responsibility (CSR) activities aimed at contributing to the sustainable development of society. In particular, as part of its “Green NTT” program, an environmental policy initiative encouraging the use of natural energy, NTT Group set up solar systems at three NTT Group owned facilities via NTT Green LLP, which was established through investments by individual NTT Group companies. This became the first environmental program in Japan established in the form of a corporate group limited liability partnership.

As a result of these efforts, due to such factors as a decrease in telecommunications equipment sales revenues and mobile voice-related revenues arising from penetration of new handset sales models in the mobile communications business and a decrease in voice-related revenues arising from the decline in the number of subscriptions for fixed-line telephone services, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2010 were ¥10,181.4 billion (a decrease of 2.3% from the previous fiscal year). Consolidated operating expenses were ¥9,063.7 billion (a decrease of 2.6% from the previous fiscal year) due to a decrease in expenses for purchase of goods and services and other expenses and depreciation and amortization costs. As a result, consolidated operating income was ¥1,117.7 billion (an increase of 0.7% from the previous fiscal year), consolidated income before income taxes was ¥1,120.1 billion (an increase of 1.3% from the previous fiscal year), and consolidated net income attributable to NTT was ¥492.3 billion (a decrease of 8.6% from the previous fiscal year).

Business Outlook

Development of Business Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”

In May 2008, NTT Group announced its Medium-Term Management Strategy for the five-year period ending March 31, 2013 under the title “Road to Service Creation Business Group—full-scale rollout of broadband and ubiquitous service.” The principle objectives of this strategic plan are:

•

To build a full-IP network infrastructure for both fixed-line and mobile communications, targeted for completion in the fiscal year ending March 31, 2011, and to create and roll out broadband and ubiquitous services on this network infrastructure that are responsive to customer preferences;

•

To reform NTT Group’s business structure, shifting the main source of revenue from legacy business (which accounted for approximately 50% of consolidated operating revenue in the fiscal year ended March 31, 2008) to a business model where revenues from IP and solution business and new businesses such as FLET’S Hikari comprise 75% of consolidated operating revenue in the fiscal year ending March 31, 2013; and

•

By refocusing NTT Group’s business portfolio in this way, to raise consolidated operating income to ¥1.3 trillion by the fiscal year ending March 31, 2013 and lower total capital investment as a percentage of operating revenues (Capex to Sales)* from 20% in the fiscal year ended March 31, 2008 to approximately 15% in the fiscal year ending March 31, 2013.

*	See “Item 4—Information on the Company—Capital Investments” for a discussion of capital investment.

Based on this strategic plan, NTT Group is focusing its efforts on the three principal areas described below.

Promotion of Service Creation

NTT Group will continue to construct the world’s most advanced broadband network infrastructure for both fixed-line and mobile communications, and devote its full efforts to the creation of services on this network platform.

In the field of fixed-line communications, NTT Group will move ahead with further expansion of the NGN coverage area and will seek to increase opportunities to provide services by promoting optical cabling for multi-unit dwellings. In the field of mobile communications, in addition to the FOMA service, which is already available across the country, LTE, a technology that offers increased speed and capacity, is scheduled to be introduced in December 2010 to further promote the development of broadband services.

Utilizing the world’s most-advanced broadband network infrastructure, NTT Group will seek to expand its offerings of services that meet customer needs, such as cloud computing services, Home ICT, and e-learning. At the same time, NTT Group will contribute to the promotion of ICT use and the spread of broadband services by supporting the creation of new services through collaborations with business partners in a wide range of fields.

Deployment of Global Businesses

By further enhancing its data centers and security operations, NTT Group will expand its ICT service line-up and service areas. In addition, NTT Group will expand its global network services by enhancing its data communication networks and international roaming services for the mobile communications business, and will exert further efforts to develop its application services such as content distribution services.

Responding to Social Issues

NTT Group will utilize ICT in addressing various social problems, such as the aging of society and declining birth rate, the need to improve the quality of healthcare and education, and environmental issues, as well as in the operation and management of roads, water systems and other public infrastructure. NTT Group will seek to contribute to the solution of these problems by creating new systems for society through collaborations with partners in various fields.

In particular, NTT Group will bolster its efforts to address environmental issues, which are a global concern, through three initiatives known as “Green of ICT,” “Green by ICT” and “Green with Team NTT.”

•	Green of ICT

This initiative is aimed at reducing the environmental burden resulting from ICT, including by reducing energy use at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	Green by ICT

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	Green with Team NTT

Under this initiative, each NTT employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

In addition to working on the three initiatives discussed above, “Promotion of Service Creation,” “Deployment of Global Businesses” and “Responding to Social Issues,” NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

Other Developments

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012.

Following the cancellation of NTT’s treasury stock owned by NTT as of March 31, 2010, the number of Shares that the Government may sell would increase to approximately 100 million Shares. While any decision to dispose of Shares will be made exclusively by the Government, if the Government were to decide to dispose of some or all of these Shares, NTT may consider repurchasing such Shares.

In addition, MIC is currently holding deliberations with the goal of realizing the “New Broadband Super Highway (Hikari no Michi)” vision, which aims to have all Japanese households using super high-speed broadband service by 2015. For details, please see “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Results of Operations

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

	Year Ended March 31,
	2009	2010	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,416.3	10,181.4	(234.9)	(2.3)%
Fixed voice related services	2,581.0	2,355.6	(225.4)	(8.7)%
Mobile voice related services	2,283.9	2,150.7	(133.2)	(5.8)%
IP/Packet communications services	2,898.0	3,113.4	215.4	7.4%
Sales of telecommunications equipment	709.6	598.3	(111.3)	(15.7)%
System integration	1,211.7	1,242.7	31.0	2.6%
Other	732.1	720.6	(11.5)	(1.6)%
Operating expenses	9,306.6	9,063.7	(242.9)	(2.6)%
Operating income (loss)	1,109.8	1,117.7	7.9	0.7%
Other income (expenses)	(4.6)	2.4	7.0	—
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,105.2	1,120.1	14.9	1.3%
Income tax expense (benefit)	370.1	447.0	76.9	20.8%
Equity in earnings (losses) of affiliated companies	(1.9)	8.8	10.7	—
Net income (loss)	733.2	681.9	(51.3)	7.0%
Less—net income attributable to noncontrolling interests	194.5	189.6	(4.9)	(2.5)%
Net income (loss) attributable to NTT	538.7	492.3	(46.4)	(8.6)%

Operating Revenues and Expenses

Operating Revenues

NTT Group’s operating revenues are divided into the six service categories of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2010 declined 2.3% from the previous fiscal year to ¥10,181.4 billion. This decrease was due to such factors as a decrease in telecommunications equipment sales revenues and mobile voice related revenues resulting from the penetration of new handset sales models in the mobile communications business and a decrease in fixed voice related revenues arising from the decline in fixed-line telephone services subscriptions.

Operating revenues for each of the six service categories for the fiscal year ended March 31, 2010 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services in the regional communication business segment and long-distance and international communications business segment, such as telephone subscriber services, ISDN services, conventional leased circuits and high-speed digital circuits.

Fixed voice related revenues for the fiscal year ended March 31, 2010 decreased 8.7% from the previous fiscal year to ¥2,355.6 billion, accounting for 23.1% of total operating revenues. This was due to a decline in the number of subscriptions for fixed-line telephone services and ISDN caused by the advancement of the shift from conventional fixed-line telephony to optical IP telephony as fiber-optic access services expanded, and continued competition with direct subscriber telephone services provided by competitors using dry copper lines and telephone services provided by cable television operators.

Mobile Voice Related Services

Mobile voice related services include a portion of services from the mobile communications business segment, such as mova and FOMA voice communications services.

Mobile voice related revenues for the fiscal year ended March 31, 2010 decreased 5.8% from the previous fiscal year to ¥2,150.7 billion yen, accounting for 21.1% of total operating revenues. This was due to a decrease in voice ARPU arising from the penetration of Value Plan, which was introduced in November 2007. For details of voice ARPU, please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment such as FLET’S Hikari and FLET’S ADSL, a portion of the services in the long-distance and international communications business segment such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services in the mobile communications business segment such as the packet communications services of FOMA and mova.

In the fiscal year ended March 31, 2010, revenues from IP/packet communications services increased 7.4% over the previous fiscal year to ¥3,113.4 billion, accounting for 30.6% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and its optional services in the regional communications business and an increase in packet ARPU arising from the increase in subscriptions for Packet Flat-Rate in the mobile communications business. For details of packet ARPU, please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Sales of Telecommunications Equipment

This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2010, revenues from telecommunications equipment sales decreased 15.7% from the previous fiscal year to ¥598.3 billion, accounting for 5.9% of total operating revenues. This was due to a continued decrease in mobile handsets sold to agent resellers in the mobile communications business arising from the penetration of new handset sales models and a weakening economy.

System Integration

NTT Group’s system integration services include the data communications business segment and a portion of the services in the long-distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2010, revenues from system integration increased by 2.6% over the previous fiscal year to ¥1,242.7 billion, accounting for 12.2% of total operating revenues. This was due to an increase in revenues due to the consolidation of additional subsidiaries in the data communications business segment and an increase in systems integrations revenues in the regional communications business segment.

Other Businesses

The other businesses segment principally comprises the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

In the fiscal year ended March 31, 2010, revenues from other businesses decreased 1.6% from the previous fiscal year to ¥720.6 billion, accounting for 7.1% of total operating revenues. This was due to a decrease in revenues from the construction and electricity business, system development business and advanced technology development business which more than offset an increase in revenues from the real estate business.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2010 decreased 2.6% from the previous fiscal year to ¥9,063.7 billion. This was principally due to the following factors:

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2010 increased 1.9% from the previous fiscal year to ¥2,008.2 billion. This was a result of an increase in net periodic costs for employee retirement benefits arising from the worsening environment for pension plan asset management in the fiscal year ended March 31, 2009, which more than offset a decrease in the number of employees.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2010, expenses for purchase of goods and services and other expenses decreased 2.8% from the previous fiscal year to ¥4,647.3 billion. This was a result of a decrease in the price paid for mobile handsets that NTT DOCOMO purchased for sale to agent resellers. Mobile handset costs are affected mainly by the volume of mobile handsets sold to agent resellers and the per unit price paid by NTT DOCOMO. The number of mobile handsets sold to agent resellers decreased compared to the previous fiscal year due to an overall decline in customer confidence. The per unit price paid by NTT DOCOMO also decreased due to a proportional increase in sales of low to medium-priced handsets and due to a reduction in licensing fees included in the mobile handset price, which NTT DOCOMO achieved by contributing a portion of the research and development expenses to mobile handset makers in exchange for acquiring ownership of the intellectual properties deriving therefrom.

Cost reduction efforts focused on the regional communications business segment and conducted by NTT Group as a whole, which more than offset increases in expenses associated with the consolidation of additional subsidiaries and enhancement of customer services in the mobile communications business through loyalty programs and the Mobile Phone Protection & Delivery Service, also contributed to the overall decline in expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased 5.9% from the previous fiscal year to ¥2,012.1 billion. One of the contributing factors to the decrease was the fact that the accelerated depreciation of mova assets, which had been carried out in the previous fiscal year in the mobile communications business, no longer had an impact during the fiscal year ended March 31, 2010. Accelerated depreciation of mova assets refers to the reduction of the estimated lives of mova-related assets that was carried out in the three months ended December 31, 2008 so that operational resources could be concentrated in the FOMA service in anticipation of the scheduled termination of the mova service on March 31, 2012.

Reduction in overall capital investments by NTT Group also contributed to the reduction in depreciation and amortization expenses.

(note)	Personnel expenses and expenses for purchase of goods and services and other expenses above are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Operating Income

As a result, operating income for the fiscal year ended March 31, 2010 was ¥1,117.7 billion, an increase of 0.7% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income in the fiscal year ended March 31, 2010 increased ¥7.0 billion from the previous fiscal year to ¥2.4 billion. While gains on sales of fixed assets decreased compared to the previous fiscal year, this decrease was more than offset by a decrease in the write-down of investments in securities.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result, net income before income taxes and equity in earnings of affiliated companies in the fiscal year ended March 31, 2010 increased 1.3% from the previous fiscal year to ¥1,120.1 billion.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2010, income tax expense increased 20.8% from the previous fiscal year to ¥447.0 billion. This was due to the effect of a one-time decrease in income tax (a decrease in deferred income tax liability) which resulted from the consolidation by NTT DOCOMO of its eight regional subsidiaries during the fiscal year ended March 31, 2009.

Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2010 was ¥681.9 billion, a decrease of 7.0% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interest) for the fiscal year ended March 31, 2010 was ¥492.3 billion, a decrease of 8.6% from the previous fiscal year.

The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008

	Year Ended March 31,
	2008	2009	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,680.9	10,416.3	(264.6)	(2.5)%
Fixed voice related services	2,831.1	2,581.0	(250.1)	(8.8)%
Mobile voice related services	2,739.8	2,283.9	(455.9)	(16.6)%
IP/Packet communications services	2,567.4	2,898.0	330.5	12.9%
Sales of telecommunications equipment	653.5	709.6	56.1	8.6%
System integration	1,157.0	1,211.7	54.7	4.7%
Other	732.0	732.1	0.1	0.0%
Operating expenses	9,376.3	9,306.6	(69.7)	(0.7)%
Operating income (loss)	1,304.6	1,109.8	(194.9)	(14.9)%
Other income (expenses)	17.7	(4.6)	(22.3)	—
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,322.3	1,105.2	(217.1)	(16.4)%
Income tax expense (benefit)	520.8	370.1	(150.7)	(28.9)%
Equity in earnings (losses) of affiliated companies	31.0	(1.9)	(32.9)	—
Net income (loss)	832.5	733.2	(99.4)	(11.9)%
Less—net income attributable to noncontrolling interests	197.4	194.5	(2.9)	(1.5)%
Net income (loss) attributable to NTT	635.2	538.7	(96.5)	(15.2)%

Operating Revenues and Expenses

Operating Revenues

Operating revenues in the fiscal year ended March 31, 2009 decreased 2.5% from the previous fiscal year to ¥10,416.3 billion. Despite an increase in IP-related revenues due to an increase in the number of FLET’S Hikari subscriptions, an increase in system integration revenues due to the consolidation of additional subsidiaries in the communications business segment as well as an increase in telecommunications equipment sales revenues associated with the introduction of new handset sales models in the fiscal year ended March 31, 2008 in the mobile communications business segment, these increases were insufficient to offset the decline in fixed voice related service revenues and mobile voice related service revenues, resulting in a decrease in revenues overall.

Operating revenues for each service category for the fiscal year ended March 31, 2009 are summarized as follows:

Fixed Voice Related Services

As a result of the migration of customers from fixed-line telephone service and leased circuits to lower-cost IP services, revenues from fixed voice related services in the fiscal year ended March 31, 2009 decreased by 8.8% from the previous fiscal year to ¥2,581.0 billion, accounting for 24.8% of total operating revenues.

Mobile Voice Related Services

As a result of the expansion of new discount services in the mobile communications business, revenues from mobile voice related services in the fiscal year ended March 31, 2009 were ¥2,283.9 billion, a decrease of 16.6% from the previous fiscal year, accounting for 21.9% of total operating revenues.

IP/Packet Communications Services

As a result of growth in the number of subscriptions for FLET’S Hikari service in the regional communications business, revenues from IP/packet communications in the fiscal year ended March 31, 2009 increased 12.9% over the previous fiscal year to ¥2,898.0 billion, accounting for 27.8% of total operating revenues.

Sales of Telecommunications Equipment

As a result of introduction of new handset sales models in the mobile communications business, revenues from telecommunications equipment sales in the fiscal year ended March 31, 2009 increased by 8.6% from the previous fiscal year to ¥709.6 billion, accounting for 6.8% of total operating revenues.

System Integration

As a result of the consolidation of additional subsidiaries in the data communications business segment, revenues from system integration in the fiscal year ended March 31, 2009 increased by 4.7% over the previous fiscal year to ¥1,211.7 billion, accounting for 11.6% of total operating revenues.

Other Businesses

Revenues for the fiscal year ended March 31, 2009 for other businesses remained relatively unchanged from the previous fiscal year (¥732.0 billion) at ¥732.1 billion, accounting for 7.1% of total operating revenues.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2009 decreased by 0.7% from the previous fiscal year(1) to ¥9,306.6 billion. The decrease in operating expenses in the fiscal year ended March 31, 2009 was due in part to lower sales commissions resulting from the introduction of new handset sales models and a decline in handset costs resulting from a lower volume of handset sales to distributors in the mobile communications business segment, as well as extensive Group-wide efforts to reduce costs. These decreases were partially offset by such factors as the one-time increase in operating expenses attributable to the gain on the transfer of the substitutional portion of the Employee Pension Fund which was recorded(2) in the fiscal year ended March 31, 2008 and an increase in depreciation and amortization expenses(3) in the fiscal year ended March 31, 2009 attributable to the accelerated depreciation of mova assets carried out during the fiscal year ended March 31, 2009 in the mobile communications business.

(1)	In the fiscal year ended March 31, 2008, NTT East and NTT West implemented plans to update a portion of their telecommunications equipment, such as old telephone switchboards. As a result, operating expenses (including depreciation and amortization costs) for the fiscal year ended March 31, 2008 were ¥53.5 billion higher compared to fiscal years before the implementation. In the fiscal year ended March 31, 2009, operating expenses (including depreciation and amortization costs) were ¥30.0 billion higher compared to the years prior to the commencement of the plan, due to continued implementation of this plan.
(2)	In September 2003, the NTT Welfare Pension Fund (NTT Kosei Nenkin Kikin) (“Employee Pension Fund”) received approval from the Minister of Health, Labor and Welfare, pursuant to the Law Concerning Defined Benefit Corporate Pension Plans, for relief from its future obligations to disburse plan benefits representing the substitutional portion of the Employee Pension Fund. In July 2007, the Employee Pension Fund received approval from the Minister of Health, Labor and Welfare for the transfer of past obligations to the Government, and the Employee Pension Fund converted to NTT’s corporate defined benefit pension plan, the NTT Kigyou-Nenkin-Kikin (“NTT Corporate Defined Benefit Pension Plan”). The transfer of the substitutional portion of the Employee Pension Fund benefit obligations and related plan assets to the Government was completed in February 2008. As a result of the foregoing, a ¥317,556 million “Gain from transfer of substitutional portion of Employee Pension Fund” was recorded as a reduction in operating expenses in the consolidated statement of income for the fiscal year ended March 31, 2008.
(3)	Given the decline in subscribers to the second-generation mobile phone (mova) service, NTT DOCOMO plans to terminate mova services on March 31, 2012, and to concentrate its resources on the third-generation mobile phone (FOMA) service. NTT DOCOMO started reducing the estimated useful lives of long-term mova assets in the fiscal year ended March 31, 2009 pursuant to this plan. As a result, operating expenses (depreciation and amortization expenses) for the fiscal year ended March 31, 2009 increased approximately ¥60 billion.

Operating Income

As a result, operating income in the fiscal year ended March 31, 2009 decreased by 14.9% from the previous fiscal year to ¥1,109.8 billion.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income in the fiscal year ended March 31, 2009 decreased ¥22.3 billion from the previous fiscal year to a loss of ¥4.6 billion. An increase in gains on sales of fixed assets over the previous fiscal year was more than offset by an increase in the write-down of investments in securities.

To improve asset efficiency, NTT Group has been moving forward with the sale of underutilized real estate. During the fiscal year ended March 31, 2008, gains on sales of property, plant and equipment of ¥58.5 billion were recorded by NTT East and NTT West. In the fiscal year ended March 31, 2009, gains on sales of property, plant and equipment of ¥78.2 billion were recorded by NTT East and NTT Communications.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result, net income before income taxes and equity in earnings of affiliated companies in the fiscal year ended March 31, 2009 decreased by 16.4% from the previous fiscal year to ¥1,105.2 billion.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2009, income taxes decreased by 28.9% from the previous fiscal year to ¥370.1 billion due to a decrease in income taxes (a decrease in deferred tax liabilities) arising from the consolidation of NTT DOCOMO’s eight regional subsidiaries, which took place in the fiscal year ended March 31, 2009.

Net income attributable to NTT

As a result, net income in the fiscal year ended March 31, 2009 decreased by 11.9% from the previous fiscal year to ¥733.2 billion. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) in the fiscal year ended March 31, 2009 decreased by 15.2% to ¥538.7 billion.

Segment Information

NTT Group has five operating segments: regional communications business, long-distance and international communications business, mobile communications business, data communications business and other businesses. (For further details, please see Note 15 to the Consolidated Financial Statements.)

The regional communications business segment comprises fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

The long-distance and international communications business segment comprises mainly fixed voice related services, IP/packet communications services, system integration and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises system integration services.

The other businesses segment principally comprises other services such as real estate, financing, construction and electricity, system development and advanced technology development.

Overviews of operational results for each segment are as follows:

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 decreased 2.5% from the previous fiscal year to ¥3,964.3 billion. IP revenues rose as a result of an increase in the number of FLET’S Hikari subscriptions. However, this increase was more than offset by the decrease in fixed voice related revenues associated with a decrease in fixed-line telephone subscriber services.

Operating expenses in the fiscal year ended March 31, 2010 decreased 2.8% from the previous fiscal year to ¥3,882.2 billion. While expenses increased due to an increase in costs for employee retirement benefits, this was more than offset by a decrease in depreciation and amortization costs and cost reductions achieved as a result of the consolidation of operating locations and other improvements in operational efficiency.

As a result, operating income in the fiscal year ended March 31, 2010 increased 16.5% to ¥82.1 billion.

Operations for each service in the regional communications segment were as follows:

(Fixed Voice Related Services)

With respect to telephone subscriber services, migration to optical IP telephony continued to progress, and competition continued to intensify with mobile phone services, direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators. As a result, fixed-line telephone subscriptions decreased by 3,123 thousand, falling to 33,238 thousand subscriptions as of March 31, 2010.

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2010 fell to 5,092 thousand (each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions), a decrease of 632 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
(NTT East)
Telephone subscriptions	17,983	16,394	(1,589)	(8.8)%
ISDN subscriptions(*)	2,984	2,646	(338)	(11.3)%
INS-Net 64	2,669	2,361	(308)	(11.5)%
INS-Net 1500	31	29	(3)	(9.3)%

(NTT West)
Telephone subscriptions	18,378	16,844	(1,534)	(8.3)%
ISDN subscriptions(*)	2,740	2,446	(295)	(10.8)%
INS-Net 64	2,565	2,287	(278)	(10.8)%
INS-Net 1500	18	16	(2)	(9.6)%

(*)	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber line ARPU in the fiscal year ended March 31, 2010 was ¥2,620 for NTT East and ¥2,530 for NTT West, a decrease of ¥50 (1.9%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2010 was ¥5,240 for NTT East and ¥5,040 for NTT West, a decrease of ¥70 (1.3%) and ¥80 (1.6%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥2,980 for NTT East and ¥2,850 for NTT West, a decrease of ¥70 (2.3%) and ¥50 (1.7%), respectively, from the previous fiscal year. The reasons for this decline include the shift by high-volume users to IP telephone services and the migration of users from fixed-line to mobile phones.

Please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU and “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

NTT East’s and NTT West’s market share for MYLINE registrations continued to shrink. However, NTT Communications’ market share for MYLINE (accounted for under long distance and international communications business segment) increased.

	As of March 31,
	2009	2010	Change
Intra-city:
NTT East	58.5%	56.2%	(2.3)%
NTT West	56.8%	53.9%	(2.9)%
NTT Communications	27.6%	31.3%	3.7%
Intra-prefectural and inter-city:
NTT East	54.0%	52.0%	(2.0)%
NTT West	52.4%	50.0%	(2.4)%
NTT Communications	28.4%	32.1%	3.7%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2010 were ¥4.52 per three minutes for the GC interconnection charges and ¥6.38 per three minutes for the IC interconnection charges. In addition, revenues from these access charges for the fiscal year ended March 31, 2010 decreased by ¥17.0 billion from the previous fiscal year to ¥103.0 billion for NTT East and by ¥20.0 billion from the previous fiscal year to ¥112.0 billion for NTT West (in both cases including USF subsidies to NTT East and NTT West). Please see “Item 4—Regulations—Interconnection—Universal Service Fund” for a discussion of regulatory changes affecting interconnection rates and USF subsidies.

The decline in the number of leased circuit service subscriptions continued as a result of customer needs shifting to high-capacity, low-priced IP and Ethernet data transmission services.

The number of leased circuit service subscriptions in the regional communications business segment was as follows:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	161	148	(13)	(8.1)%
High-speed digital circuits	114	100	(14)	(12.1)%
NTT West:
Conventional leased circuits	160	149	(10)	(6.4)%
High-speed digital circuits	98	88	(10)	(10.2)%

(IP/Packet Communications Services)

In the broadband market, fiber-optic access services have expanded to account for over half of broadband services in Japan in the fiscal year ended March 31, 2010. In addition to facility competition from other businesses and increasing service competition, the market environment is undergoing major changes as a result of the expansion of triple play service offerings, including video distribution and IP telephone, and the appearance of new services for information devices other than personal computers.

In response to this market environment, NTT Group worked to secure revenue bases by enhancing broadband services in the regional communications business segment, in particular FLET’S Hikari.

In the broadband service business, NTT Group further expanded the service area for FLET’S Hikari Next, a commercial service for the NGN launched in March 2008, with NTT East expanding its service area to approximately all of its FLET’S Hikari coverage area and NTT West expanding its service area to 80% of its FLET’S Hikari coverage area. NTT Group enhanced its service by introducing a high-speed service with a maximum download speed of 200Mbps in Eastern Japan and pursuing initiatives in collaboration with other companies to expand sales. In addition, NTT Group took steps to enhance the quality of customer service by, among other things, reducing the lead time between a customer’s application and the start of FLET’S Hikari service, strengthening support services and improving CRM in its membership programs.

The number of subscriptions for fixed rate IP services, the IP telephone service (Hikari Denwa) and FLET’S TEREBI Transmission Service were as follows:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
NTT East
FLET’S Hikari(*)	6,291	7,533	1,242	19.7%
FLET’S ADSL	2,058	1,700	(358)	(17.4)%
Hikari Denwa (channels)	4,248	5,420	1,172	27.6%
FLET’S TEREBI Transmission Service	73	240	167	228.5%
NTT West
FLET’S Hikari(*)	4,843	5,718	874	18.1%
FLET’S ADSL	1,934	1,681	(252)	(13.1)%
Hikari Denwa (channels)	3,762	4,722	959	25.5%
FLET’S TEREBI Transmission Service	5	30	25	499.4%

(*)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2010 was ¥5,740 for NTT East and ¥5,780 for NTT West, ¥160 (2.9%) and ¥160 (2.8%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa and optional services such as Remote Support Service.

Please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated. For purposes of the foregoing comparison against the previous fiscal year, the FLET’S Hikari ARPU figure announced for the previous fiscal year has been adjusted to reflect the changes in the calculation method for FLET’S Hikari ARPU that took effect in the fiscal year ended March 31, 2010.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

In the fiscal year ended March 31, 2010, in order to take advantage of FLET’S Hikari to offer novel applications and products in a simple and convenient manner for customers, NTT Group began offering the Hikari Link series, a lineup of information devices for connecting to FLET’S Hikari. In addition to Hikari Photo Frame, launched in March 2009, NTT Group launched a living-room PC in July 2009, Hikari BOX, which provides customers who did not previously use the Internet with a broadband-based life style through their household TVs and monitors using FLET’S Hikari or other services.

Long-Distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 decreased 4.2% from the previous fiscal year to ¥1,259.6 billion. Although IP revenues increased as a result of increases in OCN and VPN related revenues, this increase was more than offset by a decrease in revenues from conventional fixed-voice services arising from a decrease in subscriptions for fixed-line telephone services and a migration of users from conventional fixed-line telephony to optical IP telephony. While the economy has begun to show signs of recovery, revenues from the system integrations business, which had risen in previous years, declined as the economic prospects for the foreseeable future remained unclear.

Operating expenses in the fiscal year ended March 31, 2010 decreased 4.7% to ¥1,161.4 billion. This was as a result of strict cost controls achieved through continued efforts in process improvement, and a decrease in communications equipment use fees linked to the decline in fixed-voice revenues.

As a result, operating income in the fiscal year ended March 31, 2010 increased 1.4% to ¥98.2 billion.

Operations for each service in the long-distance and international communications business segment were as follows:

(Fixed Voice Related Services)

With respect to telephone services, NTT Communications continued to respond to a variety of customer needs through national and international telephone services such as “PL@TINUM LINE” and strengthened its service by completing the transition to IN-X, a new node for Freedial (Toll-free Number) and Navidial calls.

The following table shows the market share of MYLINE registrations in the long-distance and international communications business segment:

	As of March 31,
	2009	2010	Change
Inter-prefectural	77.5%	79.7%	2.2%
International	75.9%	78.2%	2.3%

The number of leased circuit service subscribers decreased due to the continued shift to less expensive IP/packet communication services.

(IP/Packet Communications Services)

NTT Group worked to expand IP services in the long-distance and international communications business segment.

In Internet-based businesses, NTT Group expanded the customer base for its ISP services, OCN and Plala, through proactive marketing centered on fiber optic services and by providing a diverse range of services for private customers. NTT Group leveraged the comprehensive strengths of the NTT Communications group, including NTT Resonant and NTT Plala, to develop integrated Internet-related services for ISPs, 050-prefix IP telephone, video distribution and consumer-generated media. Hikari TV, an IPTV service provided by NTT Plala throughout Japan, expanded its subscriber base to more than one million users as of March 31, 2010 by expanding the service area for IP re-broadcasts of digital terrestrial television and offering more high-definition content.

For corporate customers, NTT Group expanded its network service to meet its customers’ needs for SaaS/cloud computing and data center services for alleviating network workload in their ICT environments. Specifically, NTT Group launched Burst Ether Access, which enables stable high-speed access to data centers with high cost-efficiency, and Group-Ether, a low-cost, entry-type wide-area Ethernet service that uses the B FLET’S and FLET’S Hikari Next services offered by NTT East and NTT West. NTT Group also enhanced its line-up of high value-added services in response to the sophistication of corporate infrastructure, including by providing the “Arcstar IP-VPN routerless plan,” which enables a customer’s office use of the router function through NTT Communications’ network without installing a local router.

The following table shows the number of subscriptions to IP/packet communications-related services in the long-distance and international communications business segment:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
IP-VPN	116	109	(7)	(5.9)%
OCN (ISP)	7,367	7,892	526	7.1%
Plala (ISP)(*)	2,896	3,050	154	5.3%
Hikari TV(*)	552	1,009	457	82.8%

(*)	Revenues from Plala and Hikari TV are included in “Operating Revenues—Other.”

(System Integration Services)

Services for business customers were strengthened with more seamless global service offerings, including high value-added solutions and increased consulting-type sales in which the company helped customers solve problems as their “ICT Solution Partner.” Secure, high-quality cloud-based services were expanded under the BizCITYTM concept of providing companies with ICT environments for secure access to enterprise services from any place at anytime. Customers used these services to rationalize business assets, lower investment risks and outsource systems.

In global businesses, in response to the needs of Japanese and multinational companies for high-quality services that provide seamless functionality both domestically and abroad, NTT Group also provided total, high value-added ICT solutions that combine network integration services with data center, security and server-management services. To support the expansion and strengthening of its services, NTT Group opened new data centers and offices, and acquired both Pacific Crossing Limited, the operator of the PC-1 trans-Pacific submarine cable, and Integralis AG, a leading provider of IT security services.

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 decreased 3.7% from the previous fiscal year to ¥4,284.4 billion. While revenues from packet communications increased due to an increase in Packet Flat-Rate subscriptions, the overall decrease was a result of decreases in mobile voice related revenues and telecommunications equipment sales revenues due to, among others, the penetration of new handset sales models and a decrease in Billable MOU. See the discussion of MOU below.

Operating expenses in the fiscal year ended March 31, 2010 decreased 4.6% to ¥3,456.0 billion. This was a result of a decrease in mobile handset costs arising from the decline in sales of mobile handsets to agent resellers and the decrease in depreciation and amortization attributable to the fact that the accelerated depreciation of mova-related assets had been carried out in the previous fiscal year, which more than offset an increase in loyalty program related expenses and an increase in expenses arising from an increase in number of subscriptions for Mobile Phone Protection & Delivery Service.

As a result, operating income in the fiscal year ended March 31, 2010 increased 0.4% from the previous fiscal year to ¥828.4 billion.

Operations for each service in the mobile communications segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

During the fiscal year ended March 31, 2010, NTT DOCOMO strived to expand subscribers’ packet usage through the expansion and enrichment of video content services as well as other measures, and also accelerated the personalization of services with the launch of navigation support services upgraded with the introduction of Auto-GPS locating capability and other initiatives. In addition, various steps aimed at enhancing customer satisfaction were taken, including the enrichment of the handset lineup, billing plans and after-sales support. As a result of these initiatives and the widespread acceptance of NTT DOCOMO’s new business model, the cellular churn rate dropped even further. The number of subscriber outflows due to Mobile Number Portability has also improved, and NTT DOCOMO acquired the largest market share of net additions for the year ended March 31, 2010.

The total number of our mobile (FOMA+mova) subscriptions as of March 31, 2010 was 56.08 million, an increase of 1.48 million, or 2.7%, compared to 54.60 million as of the end of the previous fiscal year. NTT expects that the growth rate of its mobile subscriptions will decelerate in the future as the growth of the Japanese market slows due to maturity. As of March 31, 2010, the number of FOMA subscriptions reached 53.20 million, which equaled 94.9% of NTT DOCOMO’s total mobile subscriptions, an increase of 4.16 million, or 8.5%, compared to 49.04 million as of March 31, 2009. On the other hand, the number of mova subscriptions has decreased consistently since the fiscal year ended March 31, 2004, as a result of the migration of subscribers to the FOMA network. As of March 31, 2010, the total number of mova subscriptions was 2.88 million, a decrease of 2.68 million, or 48.2%, from 5.56 million as of the end of the previous fiscal year. NTT DOCOMO decided to terminate mova service on March 31, 2012, in order to concentrate its managerial resources on FOMA service. NTT DOCOMO’s subscriber market share as of March 31, 2010 dropped 0.8% from 50.8% at the end of the previous fiscal year to 50.0%. The number of i-mode subscriptions reached 48.99 million as of March 31, 2010, an increase of 0.52 million or 1.1% from 48.47 million as of March 31, 2009.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
Mobile phone services(1)	54,601	56,082	1,481	2.7%
Mobile phone services (FOMA)(1)	49,040	53,203	4,163	8.5%
Mobile phone services (mova)	5,560	2,879	(2,682)	(48.2)%
Estimated mobile phone market share(1)(2)	50.8%	50.0%	(0.8)%	—
i-mode services(3)	48,474	48,992	518	1.1%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Number of subscriptions of other carriers is computed based on figures released by the Telecommunications Carriers Association.
(3)	Number of i-mode service subscriptions is the total of Mobile phone services (FOMA) and Mobile phone services (mova) subscriptions.

MOU of mobile (FOMA + mova) service were 136 minutes as of March 31, 2010, remaining substantially unchanged from an MOU of 137 minutes in the previous fiscal year. Billable MOU (FOMA+mova), the portion of MOU that is charged to subscribers, as of March 31, 2010 decreased from 124 minutes for the previous fiscal year to 118 minutes as a result of the expansion of toll-free calls. Aggregate average monthly revenue per unit (ARPU) of mobile (FOMA + mova) services decreased by ¥360 (6.3%) to ¥5,350 in the fiscal year ended March 31, 2010 from ¥5,710 in the fiscal year ended March 31, 2009. This was due to a decrease in voice ARPU (FOMA + mova) of ¥430 (12.9%) to ¥2,900 in the fiscal year ended March 31, 2010 from ¥3,330 in the fiscal year ended March 31, 2009, due to penetration of the “Value Plan” introduced in November 2007 and a decrease in Billable MOU. Packet ARPU (FOMA + mova) increased, however, by ¥70 (2.9%) to ¥2,450 in the fiscal year ended March 31, 2010 from ¥2,380 in the fiscal year ended March 31, 2009. This was due to the penetration of fixed-rate packet communications services.

Please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Footnote 1, ‘MOU (average monthly minutes of usage per unit): Average communication time per subscription’” for a description of how MOU is calculated. Please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (FOMA+mova) (minutes)	137	136	(1)	(0.7)%
Billable MOU (FOMA+mova) (minutes)	124	118	(6)	(4.8)%
Aggregate ARPU (FOMA+mova)	¥5,710	¥5,350	¥(360)	(6.3)%
Voice ARPU (FOMA + mova)	¥3,330	¥2,900	¥(430)	(12.9)%
Packet ARPU (FOMA + mova)	¥2,380	¥2,450	¥70	2.9%
i-mode ARPU (FOMA + mova)	¥2,340	¥2,380	¥40	1.7%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (FOMA) (minutes)	148	142	(6)	(4.1)%
Aggregate ARPU (FOMA)	¥6,010	¥5,480	¥(530)	(8.8)%
Voice ARPU (FOMA)	¥3,360	¥2,900	¥(460)	(13.7)%
Packet ARPU (FOMA)	¥2,650	¥2,580	¥(70)	(2.6)%
i-mode ARPU (FOMA)	¥2,590	¥2,500	¥(90)	(3.5)%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (mova) (minutes)	63	51	(12)	(19.0)%
Aggregate ARPU (mova)	¥3,750	¥3,460	¥(290)	(7.7)%
Voice ARPU (mova)	¥3,090	¥2,870	¥(220)	(7.1)%
i-mode ARPU (mova)	¥660	¥590	¥(70)	(10.6)%

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

Due to the effects of the weakened economy, the volume of mobile handsets sold to agent resellers continued to decline in the fiscal year ended March 31, 2010. Telecommunications equipment sales revenues and mobile handset costs posted a decrease from the prior fiscal year due to the reduction in the number of mobile handsets sold to agent resellers.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 increased 0.5% from the previous fiscal year to ¥1,132.5 billion. While there was an increase in revenues due to consolidation of additional subsidiaries in the data communications business segment, this was partially offset by a decrease in sales by existing subsidiaries and sales of products for the public sector attributable to the continuing effects of the weakened economy.

Operating expenses increased 2.6% to ¥1,067.6 billion. The increase was primarily the result of an increase in cost of goods sold and sales and operation costs associated with the consolidation of additional subsidiaries in the data communications business segment.

As a result, operating income in the fiscal year ended March 31, 2010 decreased 25.2% to ¥64.9 billion.

Operations for each service in the data communications segment were as follows:

The system integration service develops, sells, leases and services data communications equipment systems tailored to the specific needs of customers. Both operating revenues and operating income decreased as a result of factors such as the general deterioration of the economic climate and the intensifying of competition, which outweighed the positive impact from the consolidation of additional subsidiaries.

The network system service provides services such as supplying information, data processing and other services matched to customer needs, using computer networks such as the Internet. Both operating revenues and operating income grew under the impact of robust sales of the ANSER(1) and CAFIS(2) systems and other factors.

NTT DATA’s other businesses include research and evaluation of customer management issues, preparing plans and proposals for optimization of data communications systems, and providing facility maintenance and management. Both operating revenues and operating income increased as a result of the expansion of maintenance and system operation business.

(1)	ANSER is a service provided by NTT DATA which automates services provided by financial institutions relating to various financial transactions (i.e., notifying the account holder of remittance receipt, responding to queries from the account holder on account balance, money transfer or remittance by the account holder, etc.).
(2)	CAFIS is Japan’s largest comprehensive network service for card settlement provided by NTT DATA, which accurately and promptly processes a wide range of settlement operations such as running checks on validity or the upper limit of the card, processing credit purchases, processing debit card transactions, processing withdrawals from cash dispensers located at convenience stores, and others, by connecting member stores to the card company and financial institutions online.

Other Business Segment

Although revenues from the real estate business increased, operating revenues in the fiscal year ended March 31, 2010 decreased by 2.8% to ¥1,132.6 billion due to decreases in revenue from the construction and electricity business, system development business and advanced technology development business.

On the other hand, while the real-estate business recorded a decrease in inventory values, operating expenses in the fiscal year ended March 31, 2010 decreased 2.7% from the previous fiscal year to ¥1,119.3 billion due to a decrease in loan loss expenses in the financing business.

As a result, operating income for the fiscal year ended March 31, 2010 decreased 12.2% to ¥13.3 billion.

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from our mobile communications business segment, such as revenues from FOMA mobile phone services and mova mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

•

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Denwa, which are included in operating revenues from IP Services.

*1 FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West.

*2 Commencing in the fiscal year ending March 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service,” a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the fiscal year ended March 31, 2009 have been revised to include revenues from Remote Support Service. Revenues from NTT East’s Remote Support Service contributed, respectively, 30 yen and 70 yen to NTT East’s FLET’S Hikari ARPU for the fiscal years ended March 31, 2009 and 2010 (representing, respectively, 0.5% and 1.2% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen and 20 yen to NTT West’s FLET’S Hikari ARPU for the fiscal years ended March 31, 2009 and 2010 (representing, respectively, 0% and 0.3% of NTT West’s total FLET’S Hikari ARPU for the same periods).

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

*6 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West).

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

Operating expenses in the fiscal year ended March 31, 2009 increased 1.8% to ¥3,994.3 billion. While expenses decreased as a result of the consolidation of operating locations and improvements in operational efficiency and other measures, a decrease in depreciation and amortization costs due to the effects of the revisions to the conventional telephone switch-board planned in the previous fiscal year and a decrease in personnel expenses as a result of a decrease in the number of employees, these decreases were more than offset by, among other things, the fact that operating expenses were comparatively lower in the fiscal year ended March 31, 2008 due to the effects of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund that was recorded as a reduction in operating expenses in the fiscal year ended March 31, 2008.

As a result, operating income in the fiscal year ended March 31, 2009 decreased 75.3% to ¥70.5 billion.

Operations for each service in the regional communications segment were as follows:

(Fixed Voice Related Services)

With respect to telephone subscriber services, migration to optical IP telephony continued to progress, and competition continued to intensify with mobile phone services, direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators. As a result, fixed-line telephone subscriptions decreased by 3,259 thousand subscriptions, falling to 36,361 thousand subscriptions as of March 31, 2009.

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2009 fell to 5,724 thousand (each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions), a decrease of 689 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
(NTT East)
Telephone subscriptions	19,566	17,983	(1,583)	(8.1)%
ISDN subscriptions(*)	3,339	2,984	(355)	(10.6)%
INS-Net 64	2,993	2,669	(324)	(10.8)%
INS-Net 1500	35	31	(3)	(9.0)%

(NTT West)
Telephone subscriptions	20,054	18,378	(1,676)	(8.4)%
ISDN subscriptions(*)	3,075	2,740	(334)	(10.9)%
INS-Net 64	2,878	2,565	(314)	(10.9)%
INS-Net 1500	20	18	(2)	(10.6)%

(*)	In terms of the number of channels, transfer rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. Accordingly, each INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Telephone subscriber line ARPU in the fiscal year ended March 31, 2009 was ¥2,670 for NTT East and ¥2,570 for NTT West, a decrease of ¥50 (1.8%) and ¥40 (1.5%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2009 was ¥5,310 for NTT East and ¥5,120 for NTT West, a decrease of ¥80 (1.5%) and ¥100 (1.9%), respectively, from the previous fiscal year. As a result, aggregate fixed line ARPU (telephone subscriber lines + INS-Net subscriber lines) was ¥3,050 for NTT East and ¥2,900 for NTT West, a decrease of ¥60 (1.9%) and ¥60 (2.0%), respectively, from the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line to mobile phones.

Please see “—Segment Information—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—Segment Information—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

NTT East and NTT West’s market shares for MYLINE registrations continued to shrink. However, NTT Communications’ market share for MYLINE increased.

	As of March 31,
	2008	2009	Change
Intra-city:
NTT East	61.2%	58.5%	(2.7)%
NTT West	60.4%	56.8%	(3.6)%
NTT Communications	22.9%	27.6%	4.7%
Intra-prefectural and inter-city:
NTT East	56.4%	54.0%	(2.4)%
NTT West	55.5%	52.4%	(3.1)%
NTT Communications	23.7%	28.4%	4.7%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2009 were ¥4.53 per three minutes for the GC interconnection charges and ¥6.41 per three minutes for the IC interconnection charges. In addition, revenues from these access charges for the fiscal year ended March 31, 2009 decreased by ¥27.0 billion from the previous fiscal year to ¥119.0 billion for NTT East and by ¥24.0 billion from the previous fiscal year to ¥132.0 billion for NTT West (including subsidies to NTT East and NTT West).

As a result of the shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, the number of leased circuit service subscriptions has continued to decline.

The number of leased circuit service subscriptions in the regional communications business segment was as follows:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	175	161	(14)	(8.3)%
High-speed digital circuits	129	114	(15)	(12.0)%
ATM circuits	3	2	(1)	(43.1)%
NTT West:
Conventional leased circuits	172	160	(12)	(7.0)%
High-speed digital circuits	109	98	(10)	(9.7)%
ATM circuits	3	2	(1)	(37.4)%

(IP/Packet Communications Services)

In the broadband services market, during the fiscal year ended March 31, 2009, fiber-optic access services continued to expand, and the number of fiber-optic access subscriptions overtook the number of DSL service subscriptions in the first quarter of the fiscal year ended March 31, 2009. In addition, the market environment underwent major changes such as the full-scale roll-out of triple play services, which provides Internet, IP telephony and video service, and the introduction of new services for information devices other than personal computers. The total number of subscriptions for the Japanese market as of March 31, 2009 was 11,184 thousand subscriptions for ADSL and other DSL services, and 15,017 thousand subscriptions for fiber-optic access services.

In response to this market environment, in the regional communications business segment, NTT Group worked to secure revenue bases by enhancing broadband services, in particular FLET’S Hikari, and continued its efforts to increase business efficiency.

In the broadband service business, NTT Group enhanced its services by expanding the service area for FLET’S Hikari Next, the next generation network service launched in March 2008, and by launching in October of the same year FLET’S Hikari Next Business Type, a new service for corporate customers. NTT Group also worked to provide FLET’S Hikari services to more customers by, for example, providing a fiber-optic cabling system for small multi-unit dwellings, and expanding and promoting high value-added services by launching such services as FLET’S TV Transmission Service and Hikari Soft Phone. In addition, NTT Group worked to develop and provide various support services that enable customers to use broadband services with peace of mind.

The number of subscriptions for fixed rate IP services and the IP telephone service (Hikari Denwa) were as follows:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
NTT East
FLET’S Hikari(*)	4,963	6,291	1,328	26.8%
FLET’S ADSL	2,410	2,058	(352)	(14.6)%
FLET’S ISDN	198	154	(44)	(22.1)%
Hikari Denwa (channels)	3,065	4,248	1,183	38.6%

NTT West
FLET’S Hikari(*)	3,815	4,843	1,029	27.0%
FLET’S ADSL	2,246	1,934	(312)	(13.9)%
FLET’S ISDN	185	150	(36)	(19.2)%
Hikari Denwa (channels)	2,661	3,762	1,102	41.4%

(*)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2009 was ¥5,580 for NTT East and ¥5,620 for NTT West, ¥270 (5.1%) and ¥160 (2.9%) higher, respectively, than in the previous fiscal year. The main reason for the increases was higher sales of Hikari Denwa.

Please see “—Segment Information—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

In conjunction with the change in the FLET’S Hikari ARPU calculation method starting in the fiscal year ended March 31, 2009 and 2010, the figures for FLET’S Hikari ARPU have been changed from the published figures for comparison purposes.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

In the fiscal year ended March 31, 2008, in order to take advantage of FLET’S Hikari to offer novel applications and products in a simple and convenient manner for customers, NTT East and NTT West started offering the Hikari Link series, a lineup of household information devices for connecting to FLET’S Hikari, and launched the first device in the series, Hikari Photo Frame, in March 2009.

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

Operating expenses in the fiscal year ended March 31, 2009 increased 0.1% to ¥1,218.6 billion. This was due to the fact that although communications equipment use fees decreased in conjunction with the decline in fixed-voice revenues, this decrease was more than offset by, among other things, effects of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund recorded as a reduction in operating expenses for the fiscal year ended March 31, 2008.

As a result, operating income in the fiscal year ended March 31, 2009 decreased by 8.5% to ¥96.9 billion.

Operations for each service in the long distance and international communications segment were as follows:

(Fixed Voice Related Services)

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

The following table shows the market share of MYLINE registrations in the long-distance and international communications business segment:

	As of March 31,
	2008	2009	Change
Inter-prefectural	75.0%	77.5%	2.5%
International	73.1%	75.9%	2.8%

The number of leased circuit service subscribers decreased due to the continued shift to less expensive IP/packet communication services.

The following table shows the number of leased circuit service subscribers in the long-distance and international communications business segment:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
Conventional leased circuits	7	6	(1)	(18.1)%
High-speed digital circuits	18	16	(2)	(8.6)%
ATM circuits	1	0.5	(0.4)	(45.8)%

(IP/Packet Communications Services)

In the long-distance and international communications business segment, NTT Group worked to expand IP services domestically and overseas and to reinforce its global business.

For corporate customers, NTT Group strengthened its product lineup by, among other measures, becoming the first provider in Japan to offer a bandwidth guaranteed SLA with Gigastream Premium Ether, part of GIGASTREAM, a high-quality, highly reliable, next-generation leased line service.

In global businesses, in response to the needs of Japanese and multinational customers for high quality services that provide seamless functionality both domestically and abroad, NTT Group worked to provide its customers with total, high value-added ICT solutions that combine network integration services with data center, security and server management services.

For individual customers, NTT Group aimed to expand the OCN customer base by promoting sales activities for OCN Hikari with FLET’S and other fiber-optic services and by providing a diverse range of services, including high-speed mobile connection services, to meet customer needs. As a result, the number of OCN subscriptions reached 7,367 thousand as of March 31, 2009. NTT Plala worked to develop a diverse range of services, including the IP retransmission of terrestrial digital broadcasts with Hikari TV, a high-quality video transmission service compatible with the NGN, NHK on-demand services, and expansion of high-definition programming. As a result, the number of Hikari TV subscribers surpassed 550,000 in March 2009.

Revenues from Hikari TV are included in “Operating Revenues—Other.”

The following table shows the number of subscriptions to IP/packet communications services in the long-distance and international communications business segment:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
Packet exchange services	776	708	(68)	(8.7)%
Frame relay/cell relay services	14	8	(7)	(46.8)%
IP-VPN	100	116	16	15.9%
OCN	6,830	7,367	537	7.9%

(System Integration Services)

Efforts to reorganize business divisions by industry and business type, improve business processes and enhance system engineering capabilities were all accelerated. In addition, as the “ICT solution partner that solves customers’ management problems,” NTT Group directed its efforts toward offering customers high value-added solutions that meet their needs. Despite a decrease in construction orders and consulting revenues, an increase in fixed-rate maintenance contracts led to an overall increase in revenues.

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

Operating expenses in the fiscal year ended March 31, 2009 decreased by 7.5% to ¥3,622.6 billion. While there was an increase in depreciation and amortization expenses attributable to the fact that the accelerated depreciation of mova assets had been carried out in the previous fiscal year, the decrease was due to lower sales commissions resulting from the expansion of the “Value Course” and a decline in mobile handset costs resulting from a reduction in the number of mobile handsets sold to agent resellers.

As a result, operating income in the fiscal year ended March 31, 2009 increased by 3.6% from the previous fiscal year to ¥825.4 billion.

Operations for each service in the mobile communications segment were as follows:

(Mobile Voice Related Service / IP/Packet Communications Services)

The mobile communications market in Japan is reaching saturation due to the increased penetration rate of mobile phones, and the market environment is growing increasingly difficult due to such factors as increased competition among carriers for customer acquisition and competition through service improvements. In addition, as the global economic climate deteriorates, economic changes have begun adversely impacting handset sales with the market environment becoming increasingly uncertain.

During the fiscal year ended March 31, 2008, NTT DOCOMO introduced a new handset sales method called “Value Course.” “Value Course” is a sales method where handsets are sold to customers without a discount. Previously, a portion of the commission paid by NTT DOCOMO to agent resellers was specifically intended for the purpose of providing a discount on the handset price payable by the subscriber; this portion of the commission has been discontinued for the Value Course and, as a result, the “Value Course” method requires customers to pay full price to purchase a new handset. In return, “Value Course” subscribers are eligible for subscription to a billing plan with discounted basic monthly charges called “Value Plan.” Subscribers who purchase a “Value Course” handset from agent resellers also have the option of paying for the handset in installments. If a subscriber chooses to make installment payments then, under an agreement entered into among the subscriber, the agent reseller and NTT DOCOMO, NTT DOCOMO advances the funds to pay the agent reseller for the subscriber’s handset and recovers this advance by including an installment charge in the subscriber’s monthly bill for network usage over the installment payment term. This agreement to advance funds is separate from the telecommunications service contract entered into between the subscriber and NTT DOCOMO and the equipment sales contract between the agent reseller and subscriber. Due to the fact that revenues from equipment sales are recognized upon the delivery of handsets to agent resellers, installment payments by subscribers represent collections on the installment receivable resulting from NTT DOCOMO’s payment of the purchase price for the subscriber’s handset and consequently do not have an impact on any of NTT DOCOMO’s revenues, including telecommunications equipment sales revenues. In August and September 2007, NTT DOCOMO introduced “Fami-wari MAX 50,” “Hitoridemo Discount 50” and “Office-wari MAX 50” (collectively, “new discount services”) that offer a 50% discount on basic monthly charges for customers who commit to a two-year contract. Through the introduction of this new handset sales model and new discount services, NTT DOCOMO is endeavoring to win longer contracts from existing subscribers and reduce customer turnover.

During the fiscal year ended March 31, 2009, NTT DOCOMO revamped the NTT DOCOMO brand and declared four “New DOCOMO Commitments” that express a vision for NTT DOCOMO’s transformation in

April 2008. In November 2008, the handset lineup was modified to include four new series, and with the introduction of Mobile Number Portability, significant improvement was made to stem the decline in subscribers. As a result, the number of net subscriptions showed signs of recovery. Meanwhile, handset sales in unit terms decreased as the use of new handset sales models introduced during the previous fiscal year became established. The percentage of customers buying new models who chose the Value Course was maintained above 90% and Value Course customers exceeded 20 million as of March 31, 2009. These new discount services such as “Fami-wari MAX 50” and “Hitoridemo Discount 50” accounted for more than 60% of all contracts as of March 31, 2009.

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

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2008	2009	Change	Percent Change
	(in thousands)
Mobile phone services(1)	53,388	54,601	(1,213)	2.3%
Mobile phone services (FOMA)(1)	43,949	49,040	5,091	11.6%
Mobile phone services (mova)	9,438	5,560	(3,878)	(41.1)%
Estimated mobile phone market share(1)(2)	52.0%	50.8%	(1.2)%	—
i-mode services(3)	47,993	48,474	481	1.0%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Number of subscriptions of other carriers is computed based on figures released by the Telecommunications Carriers Association.
(3)	Number of i-mode service subscriptions is the total of Mobile phone services (FOMA) and Mobile phone services (mova) subscriptions.

MOU of mobile (FOMA + mova) service remained at substantially the same level as the previous fiscal year, from 138 minutes as of March 31, 2008 to 137 minutes as of March 31, 2009. Aggregate ARPU of mobile (FOMA + mova) services decreased by ¥650 (10.2%) to ¥5,710 in the fiscal year ended March 31, 2009 from ¥6,360 in the fiscal year ended March 31, 2008. This was due to a decrease in voice ARPU (FOMA + mova) of ¥830 (20.0%) to ¥3,330 in the fiscal year ended March 31, 2009 from ¥4,160 in the fiscal year ended March 31, 2008, due to the introduction of new discount services, such as “Fami-wari MAX 50” introduced in August 2007, and the expansion of the “Value Plan” introduced in November 2007. Packet ARPU (FOMA + mova) increased, however, by ¥180 (8.2%) to ¥2,380 in the fiscal year ended March 31, 2009 from ¥2,200 in the fiscal year ended March 31, 2008. This was due to the revision of fees for optional i-mode functions implemented in June 2008.

Please see “—Segment Information—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Footnote 1, ‘MOU (average monthly minutes of usage per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. Please see “—Segment Information—The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2008	2009	Change	Percent Change
MOU (FOMA+mova) (minutes)	138	137	(1)	(0.7)%
Aggregate ARPU (FOMA+mova)	¥6,360	¥5,710	¥(650)	(10.2)%
Voice ARPU (FOMA + mova)	¥4,160	¥3,330	¥(830)	(20.0)%
Packet ARPU (FOMA + mova)	¥2,200	¥2,380	¥180	8.2%
i-mode ARPU (FOMA + mova)	¥2,170	¥2,340	¥170	7.8%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2008	2009	Change	Percent Change
MOU (FOMA) (minutes)	156	148	(8)	(5.1)%
Aggregate ARPU (FOMA)	¥6,990	¥6,010	¥(980)	(14.0)%
Voice ARPU (FOMA)	¥4,340	¥3,360	¥(980)	(22.6)%
Packet ARPU (FOMA)	¥2,650	¥2,650	—	—
i-mode ARPU (FOMA)	¥2,610	¥2,590	¥(20)	(0.8)%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2008	2009	Change	Percent Change
MOU (mova) (minutes)	82	63	(19)	(23.2)%
Aggregate ARPU (mova)	¥4,340	¥3,750	¥(590)	(13.6)%
Voice ARPU (mova)	¥3,590	¥3,090	¥(500)	(13.9)%
i-mode ARPU (mova)	¥750	¥660	¥(90)	(12.0)%

The portion of the mova and FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

The volume of handset sales in the fiscal year ended March 31, 2009 declined by 5.61 million from the previous fiscal year to 20.13 million. However, because sales made through “Value Course,” a new mobile phone purchase method introduced in November 2007 under which handsets are sold without promotional discount, accounted for more than 90% of the total volume of handsets sales, the decrease in the amount of handset sales commissions, which are deducted from telecommunications equipment sales revenues, exceeded the decrease in revenues from the decrease in handset sales. As a result, telecommunications equipment sales revenues increased from the previous fiscal year.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2009 increased 6.4% from the previous fiscal year to ¥1,127.2 billion. The overall increase in operating revenues was a result of the consolidation of additional subsidiaries in the data communications business segment.

Operating expenses increased 4.0% to ¥1,040.5 billion. The increase was primarily the result of higher revenue-linked expenses accompanied by the expansion of consolidated subsidiaries.

As a result, operating income in the fiscal year ended March 31, 2009 increased 47.5% to ¥86.8 billion.

Other Business Segment

Although NTT Group focused on its other businesses, including the engineering, real estate, system integration and data processing, financing, advanced technology development and shared operations businesses, operating revenues in the fiscal year ended March 31, 2009 decreased 1.7% to ¥1,165.2 billion due, among other factors, to the increase in loan loss expenses in the financing business arising from a rapid increase in bankruptcies caused by the credit crunch, and a slowing of the real estate market. In addition, operating income decreased 80.8% to ¥15.2 billion.

In March 2008, NTT Urban Development, NTT’s main subsidiary for its real estate business, acquired an additional 10% of the preferred equity shares of UDX TMK, a special purpose company established to develop areas around Akihabara Station. As NTT Urban Development holds 60% of the preferred equity of UDX TMK and became the primary beneficiary of UDX TMK, UDX TMK was consolidated as a variable interest entity (“VIE”). In March 2009, NTT Urban Development acquired an additional 6% of the preferred equity shares of UDX TMK, raising its holding of the preferred equity to 66%.

As a result, approximately ¥200.0 billion in total assets of this VIE were recorded in NTT’s consolidated balance sheet as of March 31, 2009.

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from our mobile communications business segment, such as revenues from FOMA mobile phone services and mova mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

•

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Denwa, which are included in operating revenues from IP Services.

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

*6 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31, 2008) provided by NTT West).

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

FY Results: Sum of number of active subscribers for each month from April to March

Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

Liquidity and Capital Resources

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2010 amounted to ¥2,817.8 billion, an increase of ¥303.7 billion from ¥2,514.1 billion in the fiscal year ended March 31, 2009. This increase was due mainly to the following factors: while there was payment of expenses incurred as a result of revisions to secondment programs in the fiscal year ended March 31, 2009, there were no such payments in the fiscal year ended March 31, 2010 and, accordingly, the net decrease in accounts payable, trade and accrued payroll in the fiscal year ended March 31, 2010 was ¥49.7 billion (compared to a net decrease of ¥204.5 billion in the fiscal year ended March 31, 2009), which resulted in an increase in cash provided by operating activities in the fiscal year ended March 31, 2010 of ¥154.8 billion compared to the fiscal year ended March 31, 2009, and the net increase in liability for employees’ retirement benefits in the fiscal year ended March 31, 2010 was ¥28.3 billion (compared to a net decrease of ¥27.0 billion in the fiscal year ended March 31, 2009), which resulted in an increase in cash provided by operating activities in the fiscal year ended March 31, 2010 of ¥55.3 billion compared to the fiscal year ended March 31, 2009; and due to such factors as an increase in the collection of installment loans for mobile phones, the net increase in notes and accounts receivable, trade in the fiscal year ended March 31, 2010 was ¥16.6 billion (compared to a net increase of ¥69.9 billion in the fiscal year ended March 31, 2009), which resulted in an increase in cash provided by operating activities in the fiscal year ended March 31, 2010 of ¥53.3 billion compared to the fiscal year ended March 31, 2009.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term and short-term investments and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2010 amounted to ¥2,308.9 billion, an increase of ¥39.3 billion from ¥2,269.7 billion in the fiscal year ended March 31, 2009. While cash outflows for long-term investments decreased by ¥303.8 billion to ¥89.7 billion, and payments for property, plant and equipment and acquisition of intangible and other assets computed on a cash basis in the fiscal year ended March 31, 2010 totaled ¥1,924.3 billion, a decrease of ¥104.7 billion, net expenditures for short-term investments arising out of fund management investments in instruments of greater than three months in duration were ¥356.9 billion, an increase of ¥356.8 billion compared with the fiscal year ended March 31, 2009.

The decrease in payments for property, plant and equipment and acquisition of intangible and other assets for the fiscal year ended March 31, 2010 resulted primarily from the fact that in the regional communications business, where investments were directed towards expansion of the NGN coverage area, capital investments in existing regional IP networks were reduced, and facility improvements in the mobile communications business directed at further quality improvements in FOMA service areas were efficiently implemented, resulting in a reduction in the total investment amount. For the fiscal year ended March 31, 2010, capital investments amounted to ¥1,987.1 billion on an accrual basis, of which ¥874.2 billion was invested by the regional communications business and ¥686.5 billion was invested by the mobile communications business.

Net cash used in financing activities in the fiscal year ended March 31, 2010 amounted to ¥651.3 billion, an increase of ¥298.0 billion from ¥353.3 billion in the fiscal year ended March 31, 2009. The increase was primarily due to a decrease of ¥457.2 billion in capital raised from the issuance of long-term debt to ¥450.4 billion. The capital raised in the fiscal year ended March 31, 2010 from the issuance of long-term debt includes ¥280.0 billion in net proceeds from corporate bond offerings denominated in yen and loans from financial institutions amounting to ¥170.4 billion.

As of March 31, 2010, the interest-bearing debt of NTT Group was ¥4,491.7 billion, a decrease of ¥407.6 billion from the amount as of March 31, 2009. In the fiscal year ended March 31, 2009, the interest-bearing debt of NTT Group increased ¥222.1 billion from the fiscal year ended March 31, 2008. The ratio of interest-bearing debt to shareholders’ equity stood at 57.7% on March 31, 2010 (compared to 67.1% as of

March 31, 2009). Interest-bearing debt comprises short-term borrowings and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as ¥23.1 billion in deposits received pursuant to depositary agreements.

NTT Group believes net cash expected to be generated from operating activities, available borrowings NTT Group makes from banks and other financial institutions or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2011, NTT Group expects capital investments totaling ¥1,960.0 billion on an accrual basis, a decrease of ¥27.1 billion from the fiscal year ended March 31, 2010. This is due, among other things, to: an anticipated drop in NGN-related investment in the regional communications business; an anticipated decrease in investment required for the fiber-optic conversion of access networks resulting from effective utilization of existing optical facilities; and an expected decrease in amounts required for investment in the mobile communications business despite plans to move forward with LTE network construction. The total amount of capital investments include approximately ¥810.0 billion in investments by the regional communications business (aggregate of NTT East and NTT West) and approximately ¥675.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. Also, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict with certainty.

Liquidity

As of March 31, 2010, NTT Group had cash, cash equivalents and short-term investments with principal maturities of less than three months of ¥911.1 billion compared with ¥1,052.8 billion as of March 31, 2009. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2010:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	2,690,578	485,459	863,305	522,006	819,808
Bank loans	1,467,414	295,864	473,715	526,831	171,004
Interest payments on long-term debt	234,224	58,875	85,605	47,966	41,778
Capital lease obligations(2)	72,891	26,043	28,164	9,781	8,903
Operating leases	60,467	20,287	25,198	3,591	11,391
Purchase obligations(3)	311,525	269,081	35,029	3,457	3,958
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,837,099	1,155,609	1,511,016	1,113,632	1,056,842

(1)	Please see Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥81,345 million to its pension plans in the fiscal year ending March 31, 2011 (see Note 10 to the Consolidated Financial Statements).

As of March 31, 2010, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥311.5 billion, principally reflecting capital investments for the fiscal year ended March 31, 2009. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008

Financing and Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2009 amounted to ¥2,514.1 billion, a decrease of ¥576.7 billion from ¥3,090.8 billion in the fiscal year ended March 31, 2008. This decrease was due in part to the effects of an increase in phone charge payments collected during the fiscal year ended March 31, 2008, as the last day of the previous fiscal year, March 31, 2007, was a bank holiday, and advances on installment sales, which caused the year-over-year increase in the accounts receivable amount to increase by ¥359.6 billion to ¥69.9 billion. Other factors contributing to this decrease were an increase of ¥166.5 billion in corporate and other taxes (net) to ¥403.9 billion in the fiscal year ended March 31, 2009, which was attributable to the fact that NTT Group was allowed to recognize impairment losses from its investment in shares of Hutchinson 3G UK Holdings Limited as tax deductible losses in the fiscal year ended March 31, 2008, and a net decrease of ¥204.5 billion in accounts payable, trade and accrued payroll in the fiscal year ended March 31, 2009 (compared to a net decrease of ¥80.9 billion in the fiscal year ended March 31, 2008) due to the payment of expenses incurred as a result of revisions to secondment programs, which resulted in a decrease in cash provided by operating activities in the fiscal year ended March 31, 2009 of ¥123.6 billion compared to the fiscal year ended March 31, 2008.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term investments, acquire its own Shares, acquire Shares from minority shareholders and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2009 amounted to ¥2,269.7 billion, an increase of ¥279.0 billion from ¥1,990.6 billion in the fiscal year ended March 31, 2008. This increase was due to an increase of ¥193.7 billion in cash outflows for long-term investments to ¥393.5 billion, including the acquisition of shares of TTSL, and capital investments in property, plant and equipment and intangible and other assets computed on a cash basis in the fiscal year ended March 31, 2009 totaling ¥2,029.0 billion, an increase of ¥40.7 billion from the fiscal year ended March 31, 2008. This increase in capital investments is mainly attributable to an increase in investments accompanying the proactive deployment of the NGN, despite a decrease in investments related to the FOMA network and a decrease in investments for the fiber-optic conversion of access networks, due to the effective utilization of existing fiber-optic facilities. On an accrual basis for the fiscal year ended March 31, 2009, capital investments amounted to ¥2,145.1 billion, of which ¥960.2 billion was invested by NTT East, NTT West and NTT Communications and ¥737.6 billion was invested by NTT DOCOMO and its consolidated subsidiaries.

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

As of March 31, 2009, the interest-bearing debt of NTT Group was ¥4,899.3 billion, an increase of ¥222.1 billion in the fiscal year ended March 31, 2009, compared with a decrease of ¥93.6 billion for the fiscal year ended March 31, 2008, and the ratio of interest-bearing debt to shareholders’ equity stood at 67.1% on March 31,

2009, compared with 63.1% as of March 31, 2008. Interest-bearing debt comprised short-term borrowings and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as deposits received pursuant to depositary agreements, totaling ¥216.5 billion.

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

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010, were, respectively, ¥271.1 billion, ¥268.2 billion and ¥278.1 billion.

The following table shows an outline of research and development costs by segment for the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010:

	Year ended March 31,
	2008	2009	2010
	(in millions of yen)
Regional Communications Business(1)	¥127,974	¥127,459	¥125,788
Long Distance and International Communications Business(2)	16,370	18,701	17,220
Mobile Communications Business(3)	100,035	100,793	109,916
Data Communications Business(4)	10,749	10,090	11,389
Other Businesses(5)	142,812	138,154	140,831

Sub-total	397,940	395,197	405,144
Internal Transactions	126,884	127,000	127,000

Total	¥271,056	¥268,197	¥278,144

(1)	Research and development relating to the development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services, and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms, and others.
(3)	Development of new products and services related to mobile communications and research and development aimed at increasing the quality of existing services and enhancing performance of network functions, and others.
(4)	Technology development to strengthen competitiveness in system integration, as well as others.
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

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, as the rollout of broadband and ubiquitous services rapidly progresses, fiber-optic access services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, services and handsets are becoming more diverse and advanced, and rates are being repeatedly reduced, giving rise to increasingly fierce competition. Many other dramatic changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new network-based businesses.

In the broadband market, fiber-optic access services have expanded to account for over half of broadband services in Japan. In addition to facility and service competition among service providers and increasing service competition, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for information devices other than personal computers. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced as fiber-optic access services expanded. In addition, competition with direct subscriber telephone services provided by competitors using dry copper lines and telephone services provided by cable television operators continued.

As Japan’s mobile phone market has continued to mature in line with the rise in mobile phone penetration rate, competition among operators intensified in such areas as acquisition of subscribers and further improvement of service offerings.

Major trends anticipated in the fiscal year ending March 31, 2011 are as follows:

Consolidated operating revenues for the fiscal year ending March 31, 2011 are expected to be similar to those for the fiscal year ended March 31, 2010, due to the expansion of FLET’S Hikari sales, an increase in IP packet communications revenues resulting from an increase in packet ARPU in the mobile communications business, and an increase in system integration revenues resulting from a recovery in corporate capital investment, and despite a decrease in voice-communication related revenues caused by a decline in the number of fixed-line telephone subscriptions and an expansion of mobile phone discount services.

Trends in subscriptions for major services are as follows:

•

Subscriptions to fiber-optic access services such as FLET’S Hikari are expected to show a net increase in the fiscal year ending March 31, 2011 comparable to that recorded in the fiscal year ended March 31, 2010. In order to spur more demand, NTT Group will work to further enhance the appeal of fiber-optic access services by expanding the content of the Hikari TV IPTV service (distributed over FLET’S Hikari) and providing new services, and will seek to create new demand for fiber-optic access services by deploying FLET’S TV as a countermeasure to the full-scale rollout of terrestrial digital broadcasts. Also, NTT Group will strive to reduce FLET’S Hikari service cancellations by strengthening aftercare services through membership programs and by promoting FLET’S Hikari as a package with Hikari Denwa.

•

Fixed-line telephone and ISDN subscriptions are expected to experience a decline in the fiscal year ending March 31, 2011 similar to that recorded in the fiscal year ended March 31, 2010, as customers continue to migrate to optical IP telephone services, including Hikari Denwa, and the number of fixed-line telephone subscription cancellations increases due to a stagnant economy, among other factors. However, the decline in the number of subscriptions is expected to contract slightly as the economy recovers.

•

While NTT Group anticipates that an increase in new mobile phone subscriptions will be limited due to the high mobile phone penetration rate, NTT Group expects the number of subscriptions in the fiscal year ending March 31, 2011 will exceed the number of subscriptions in the fiscal year ended March 31, 2010, as a result of such measures as lowering the churn rate through our promotion of loyalty marketing, improving the satisfaction of existing customers, and expanding sales in data communications devices and smartphones. Furthermore, NTT Group expects mobile handsets sold to agent resellers in the fiscal year ending March 31, 2011 to be slightly lower than in the fiscal year ended March 31, 2010, due to an anticipated increase in sales of data communications devices and smartphones.

Additional information relating to market trends can be found in other sections in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Key Information—Forward-Looking Statements”).

Off-Balance Sheet Arrangements

As of March 31, 2010, contingent liabilities for loans guaranteed amounted to ¥5.7 billion.

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Business Combinations

Effective April 1, 2009, NTT Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141 Revised, Business Combinations, included in FASB Accounting Standards Codification (“ASC”) Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquire and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. The adoption of this ASC did not have a material impact on the results of operations or the financial position of NTT Group.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the provisions of FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810. This ASC establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This ASC establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This ASC requires disclosure that clearly identifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. Upon adoption of this ASC, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this ASC.

Improving Disclosure about Fair Value Measurements

Effective January 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2010-06 “Improving Disclosures about Fair Value Measurements” issued by FASB, which requires new disclosures pursuant to ASC 820 “Fair Value Measurements and Disclosures.” This ASU requires new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements, which are part of the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This ASU also requires new disclosures regarding the reconciliation of Level 3 fair-value measurements, which includes a description of the gross amount of purchases, sales, issuances, and settlements rather than the net amount. The new reconciliation of Level 3 fair-value measurements disclosure requirement is effective for interim and annual reporting periods beginning after December 15, 2010. The additional disclosures required by this ASU is provided in Note 14 to the Consolidated Financial Statements.

Recent Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This pronouncement addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This pronouncement eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This pronouncement will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This pronouncement amends the accounting model for revenue arrangements that include both tangible products and software elements. This pronouncement also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This pronouncement will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this pronouncement on the results of operations and financial position of NTT Group.

In December 2009, the FASB issued ASU 2009-16 “Accounting for Transfers of Financial Assets.” This pronouncement eliminates the concept and associated guidance of a “qualifying special-purpose entity” (“QSPE”), creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This statement is effective (including for existing QSPEs) as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. This pronouncement also provides for transfers that occurred before and after its effective date. The adoption of this pronouncement will not have an impact on the results of operations and financial position of NTT Group.

In December 2009, the FASB issued ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).” This pronouncement prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. This pronouncement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. The adoption of this statement will have an impact on the accounting for consolidated VIE, however, management does not believe the adoption of this statement will have a material impact.

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

Revenue Recognition

Revenue arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Revenues from non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of revenues from non-recurring upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates and newly introduced or anticipated products, services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. Estimates of expected future usage are based on past records of use and experience and are affected by changes in trends of telephone card usage. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as revenue upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method because it permits reasonably dependable estimates of revenues and costs to be made at various stages of a contract. Recognized losses are subject to revision as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2008, 2009 and 2010 were ¥2,161.9 billion, ¥2,139.2 billion and ¥2,012.1 billion, respectively. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2008, 2009 and 2010 were ¥5.0 billion, ¥4.3 billion and ¥4.6 billion, respectively.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment by reporting unit either at the operating segment level or one level below such segment, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. The determinants used for the fair value measurement include quoted market prices, management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives, and if the fair value is less than the carrying amount of goodwill, an impairment loss is recognized for the difference between the carrying value of the goodwill and its implied fair value. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2008, 2009 and 2010 were ¥2.9 billion, ¥9.2 billion and ¥3.9 billion, respectively.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below carrying value, the length of time the value has been below the carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations, NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2008, 2009 and 2010 were approximately ¥25.0 billion, ¥65.0 billion and ¥9.0 billion, respectively. While NTT Group believes the carrying values of its equity method and cost method investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately 1.2% and 1.7% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2009 and 2010, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2010, the total amount of net actuarial loss was ¥438.0 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

For the fiscal years ended March 31, 2009 and 2010, NTT Group used an expected long-term rate of return on pension plan assets of 2.5%. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 40.0%, 25.0%, 10.0%, 15.0% and 10.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 57.9%, 18.3%, 7.8%, 10.5% and 5.5% (weighted-average) of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2010, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2009 and 2010 were approximately (14)% and 13%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.3% as of March 31, 2009 and of 2.2% as of March 31, 2010. In determining the benefit obligations, NTT Group used a discount rate of 2.2% as of March 31, 2009 and of 2.1% as of March 31, 2010. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2010:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	- /+ 200.0	+ /-4.0	+ /-120.0
50 basis point increase / decrease in expected return on assets	—	- /+ 9.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. A one percentage point change in the effective tax rate would increase or decrease income tax expense by approximately ¥23.0 billion.

NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period such judgment is made. As of March 31, 2009 and 2010, NTT Group had gross deferred tax assets of ¥1,771.0 billion and ¥1,700.4 billion, which included a valuation allowance of ¥301.0 billion and ¥265.9 billion, respectively. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members, of whom 10 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 24, 2010.

On June 24, 2010, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of 12 directors.

The following is a list of the directors (including executive officers of NTT) and corporate auditors of NTT as of June 30, 2010:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Norio Wada	Director and Chairman	Chairman of Board of Directors	Aug. 16, 1940	June 2012	10,124	June 1992
Satoshi Miura	Representative Director and President	Chief Executive Officer	Apr. 3, 1944	June 2012	8,120	June 2005
Noritaka Uji	Representative Director and Senior Executive Vice President	In charge of technical strategy; Chief Technology Officer; and Chief Information Officer	Mar. 27, 1949	June 2012	3,500	June 2007
Hiroo Unoura	Representative Director and Senior Executive Vice President	Director of Strategic Business Development Division, in charge of business strategy; and Chief Financial Officer	Jan. 13, 1949	June 2012	5,500	June 2002
Kaoru Kanazawa	Representative Director and Senior Executive Vice President	In charge of risk management and international standardization; and Chief Compliance Officer	Jan. 23, 1945	June 2012	4,200	June 2007
Yasuyoshi Katayama	Director and Executive Vice President	Director of Technology Planning Department; Director of Next Generation Network Office, Technology Planning Department; and Director of NTT Comware Corporation	Jan. 23, 1952	June 2012	4,502	June 2008
Toshio Kobayashi	Director and Senior Vice President	Director of Finance and Accounting Department	Nov. 16, 1951	June 2012	2,500	June 2007
Hiroki Watanabe	Director and Senior Vice President	Director of Corporate Strategy Planning Department; and Director of Nippon Telegraph and Telephone West Corporation	Mar. 15, 1953	June 2012	2,500	June 2008
Hiromichi Shinohara	Director and Senior Vice President	Director of Research and Development Planning Department	Mar. 15, 1954	June 2012	1,300	June 2009
Tetsuya Shoji	Director and Senior Vice President	Director of General Affairs Department; Director of Internal Control Office, General Affairs Department; and Director of Nippon Telegraph and Telephone East Corporation	Feb. 28, 1954	June 2012	3,404	June 2009

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Takashi Imai	Outside Director	Director of Japan Securities Finance Co., Ltd.; Director of Nippon Television Network Corporation; and Auditor of Nippon Life Insurance Company	Dec. 23, 1929	June 2012	400	July 1999
Yotaro Kobayashi	Outside Director	Director of Sony Corporation	Apr. 25, 1933	June 2012	700	July 1999

Corporate Auditors
Susumu Fukuzawa	Full-time Corporate Auditor	—	Jan. 26, 1946	June 2011	3,000	June 2006
Toshiro Morota(2)	Full-time Corporate Auditor	—	Jan. 9, 1946	June 2011	1,502	June 2008
Shunsuke Amiya	Full-time Corporate Auditor	—	June 12, 1946	June 2011	1,810	June 2008
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant; Commissioner of National Audit Organization of Central Union of Agricultural Co-operatives; Director of Sumitomo Mitsui Financial Group, Inc.; and Director of Sumitomo Mitsui Banking Corporation	Mar. 31, 1941	June 2011	1,900	June 2006
Toru Motobayashi(2)	Corporate Auditor	Lawyer; Director of Hitachi, Ltd.; and Corporate Auditor of Sumitomo Life Insurance Company	Jan. 5, 1938	June 2011	1,216	June 2008

Presidents of Principal Subsidiaries
Tsutomu Ebe	President, NTT East	—	Oct. 30, 1947	June 2012	6,106	June 2008
Shinichi Otake	President, NTT West	—	Jan. 25, 1948	June 2012	4,004	June 2004
Akira Arima	President, NTT Communications	—	Aug. 25, 1949	June 2012	7,600	June 2007
Ryuji Yamada	President, NTT DOCOMO	—	May 5, 1948	June 2012	2,902	June 2007
Toru Yamashita	President, NTT DATA	—	Oct. 9, 1947	June 2011	300	June 1999

(1)	NTT Shares owned as of June 30, 2010.
(2)	Outside Corporate Auditor.

Norio Wada joined Nippon Telegraph and Telephone Public Corporation in April 1964. He became a Senior Vice President and General Manager of the Tohoku Regional Communications Sector of NTT in June 1992. In June 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Development Headquarters of NTT. In July 1996, he became a Senior Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1997, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters of NTT. In June 1998, he became an Executive Vice President and Senior Executive Manager of the Affiliated Business Headquarters and Executive Manager of the NTT-Holding Organizational Office. In January 1999, he became an Executive Vice President and Senior Executive Manager of the NTT-Holding Provisional Headquarters of NTT. Mr. Wada became a Senior Executive Vice President of NTT in July 1999 and the President of NTT in June 2002. In June 2007, he was elected to his current position of the Chairman of the Board of NTT.

Satoshi Miura joined Nippon Telegraph and Telephone Public Corporation in April 1967. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1996, he became a Senior Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of the NTT-East Provisional Headquarters of NTT. Mr. Miura became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President and Director of the Corporate Management Strategy Division of NTT. In June 2007, he was elected to his current position of the President of NTT.

Noritaka Uji joined Nippon Telegraph and Telephone Public Corporation in April 1973. He became a Senior Vice President and Director of the New Generation Information Services Sector of NTT DATA in June 1999. In September 2000, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT DATA. In June 2001, he became a Senior Vice President and Director of the Industrial System Sector of NTT DATA. In April 2002, he became a Senior Vice President and Director of the Enterprise Business Sector of NTT DATA. In June 2003, he became an Executive Vice President and Director of the Enterprise Systems Sector of NTT DATA. In June 2005, he became an Executive Vice President of NTT DATA. In June 2007, he was elected to his current position of Senior Executive Vice President of NTT.

Hiroo Unoura joined Nippon Telegraph and Telephone Public Corporation in April 1973. In June 2002, he became a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business Strategy Division of NTT. In June 2008, he was elected to his current position of Senior Executive Vice President and Director of the Strategic Business Development Division of NTT.

Kaoru Kanazawa joined the Postal Service Ministry of Japan in April 1967. In January 2002, he became an Administrative Vice-Minister of the Ministry of Public Management, Home Affairs, Posts and Telecommunications. In January 2003, he became the President of the Nippon Information Communications Association and the President of the ITU Association of Japan. In April 2003, he became the President of the Postal Saving Organization. In April 2004, he became the President of the Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications. In July 2005, he became a Senior Advisor of NTT, and in July 2006, he assumed the position of President (part-time) of Telecommunications Engineering and Consulting Service while continuing his role as Senior Advisor of NTT. In June 2007, he was elected to his current position of Senior Executive Vice President of NTT.

Yasuyoshi Katayama joined Nippon Telegraph and Telephone Public Corporation in April 1976. In May 2002, he became a General Manager of the Hiroshima Branch of NTT West. In June 2004, he became a Senior Vice President and Executive Manager of the Fundamental Services Department, Fundamental Services Promotion Headquarters, and an Executive Manager of the Plant Planning Department of NTT West. In July 2006, he became a Senior Vice President and General Manager of Networks of NTT West. In June 2008, he became a Senior Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department of NTT. In June 2009, he was elected to his current position of Executive Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department of NTT. In June 2008, he also assumed his current position as a Director (part-time) of NTT Comware Corporation.

Toshio Kobayashi joined the MOF in April 1975. In July 2006, he became a Deputy Director-General for Policy Evaluation of the MOF. In June 2007, he was elected to his current position of Senior Vice President and Director of the Finance and Accounting Department of NTT.

Hiroki Watanabe joined Nippon Telegraph and Telephone Public Corporation in April 1976. In July 2002, he became an Executive Manager of the Business Communications Headquarters, Innovation Department of

NTT East. In April 2003, he became an Executive Manager of the Strategy Planning Division, Corporate Business Headquarters of NTT East. In July 2004, he became an Executive Manager of the Corporate Strategy Planning Department Headquarters of NTT East. In June 2005, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East. In June 2008, he was elected to his current position of Senior Vice President and Director of the Corporate Strategy Planning Department of NTT and also assumed his current role as a Director (part-time) of NTT West.

Hiromichi Shinohara joined Nippon Telegraph and Telephone Public Corporation in April 1978. In April 2003, he became an Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2003, he became a General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2007, he became a Director of the Information Sharing Laboratory Group. In June 2009, he was elected to his current position of Senior Vice President and Director of the Research and Development Planning Department of NTT.

Tetsuya Shoji joined Nippon Telegraph and Telephone Public Corporation in April 1977. In July 2002, he became a General Manager of Department V of NTT. In July 2005, he became an Executive Manager of the Personnel Department of NTT West. In June 2006, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT West. In June 2009, he was elected to his current position of Senior Vice President, Director of the General Affairs Department and Director of the Internal Control Office of NTT, as well as Director (part-time) of NTT East.

Takashi Imai joined Fuji Steel Corporation in April 1952. In April 1998, he became the Chairman of Nippon Steel Corporation. In April 2003, he became a Senior Vice President, Chairman Emeritus and Executive Counselor of Nippon Steel Corporation. In June 2003, he became the Chairman Emeritus and Executive Counselor of Nippon Steel Corporation, and in June 2008, he assumed his current position as a Senior Advisor, Honorary Chairman of Nippon Steel Corporation. In July 1995, he assumed his current role as an Outside Corporate Auditor of Nippon Life Insurance Company, and was elected to his current position of Outside Director of NTT in July 1999. In June 2002, Mr. Imai assumed his current position of Outside Director of Japan Securities Finance Co., Ltd., and in June 2007, he assumed his current role as an Outside Director of Nippon Television Network Corporation.

Yotaro Kobayashi joined Fuji Photo Film Co., Ltd. in October 1958. He joined Fuji Xerox Co., Ltd. in September 1963. In January 1992, he became the Representative Director and Chairman of Fuji Xerox Co., Ltd. In June 2004, he became the Director and Chairman of Fuji Xerox Co., Ltd. In April 2006, he became the Chief Corporate Advisor of the Board of Fuji Xerox Co., Ltd. and resigned in March 2009. He assumed his current positions as an Outside Director of NTT in July 1999 and as an Outside Director of Sony Corporation in June 2003.

Susumu Fukuzawa joined Nippon Telegraph and Telephone Public Corporation in April 1968. He became a Vice President and Executive Manager of the Interconnection Promotion Office of NTT in June 1995 and a Vice President and Executive Manager of the Interconnection Promotion Department of NTT in May 1996. He became a Vice President and Executive Manager of the Accounting Department of NTT in June 1996. In June 1998, he became a Senior Vice President and Executive Manager of the Accounting Department of NTT. In January 1999, he became a Senior Vice President and Executive Manager of the Finance Department of NTT-West Provisional Headquarters of NTT, and in July 1999, he became a Senior Vice President, Executive Manager of the Finance Department and Deputy Executive Manager of the Corporate Sales Department of NTT West. He became the President of NTT TELECA (now NTT CARD SOLUTION Corporation) in June 2000. He became the Chairman of The Japan Telecommunications Welfare Association in July 2002. In June 2006, he was elected to his current position of a full-time Corporate Auditor of NTT.

Toshiro Morota joined the Board of Audit of Japan in April 1968. In December 1999, he became a Director General of the 5th BUREAU of the Board of Audit of Japan. In December 2000, he became a Deputy Secretary General of the Board of Audit of Japan. In July 2001, he became an Executive Secretary of the Urban

Development Corporation. In July 2004, he became an Executive Secretary of the Housing Administration Association. In April 2005, he became a Member of the Bidding Supervisory Board of the Ministry of Land, Infrastructure, Transport and Tourism. In June 2008, he was elected to his current position of a full-time Corporate Auditor of NTT.

Shunsuke Amiya joined Nippon Telegraph and Telephone Public Corporation in April 1970. In July 1998, he became a Vice President and Executive Manager of the NTT-Long Distance and Global Organizational Office of NTT. In January 1999, he became a Vice President and Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training Center of NTT-Long Distance and Global Provisional Headquarters of NTT. In July 1999, he became a Senior Vice President, Executive Manager of the Corporate Planning Department, Executive Manager of the Personnel Department and General Manager of the Training Center of NTT Communications. In June 2002, he became an Executive Vice President and General Manager of the Solution Business Division of NTT Communications. In June 2004, he became a Senior Executive Vice President and General Manager of the Information Technologies Sales and Marketing Headquarters of NTT Comware Corporation. In June 2008, he was elected to his current position of a full-time Corporate Auditor of NTT.

Shigeru Iwamoto was registered as a certified public accountant in March 1976. He became the President of Asahi & Co. (now KPMG AZSA & Co.) in May 1999 and the Chairman of KPMG AZSA & Co. in May 2004. He assumed his current role as the Commissioner of the National Audit Organization of Central Union of Agricultural Co-operatives in August 2005. In June 2006, he was elected to his current position of Outside Corporate Auditor of NTT. In June 2009, he assumed his current positions as an Outside Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation.

Toru Motobayashi was registered as a lawyer with the Tokyo Bar Association in April 1963. In July 1971, he became a Partner of Mori, Hamada & Matsumoto (former Mori Sogo). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of Bar Associations. In April 2008, he assumed his current position as a Partner of the law firm of Ihara and Motobayashi. In May 2002, he became the Commissioner of the Commercial Law Center, Inc. In June 2006, he became an Outside Director of Hitachi Ltd. In June 2008, he was elected to his current position of Outside Corporate Auditor of NTT, and assumed his current position as an Outside Corporate Auditor of Sumitomo Life Insurance Company in July 2008.

Compensation

Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account NTT’s business results for the applicable fiscal year. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT Shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased Shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only (payable monthly), and is not linked to NTT’s business results.

Compensation of corporate auditors is determined by discussion among the corporate auditors and consists of a base salary only (payable monthly) for the same reasons as those cited above with respect to outside directors.

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2010

Position	Number of Payees	Base Salary	Bonus	Total
		(millions of yen)
Director (excluding outside directors)	12	¥430	¥96	¥526
Corporate Auditor (excluding outside corporate auditors)	2	¥74	—	¥74

Total	14	¥504	¥96	¥600

Notes:

1.	Compensation amounts shown above include compensation paid to two directors who retired as of the end of the 24th ordinary general meeting of shareholders held on June 24, 2009.
2.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
3.	In addition to the above, ¥13 million is to be paid as executive bonuses to directors who also hold executive management positions.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2010

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of outside directors and outside corporate auditors	5	¥91

Board Practices

Board of Directors

NTT’s board of directors is currently composed of 12 members. While not mandated by the Corporation Law, two of NTT’s directors are outside directors (persons who are not currently, and have never been, a representative director or other director engaged in the execution of management functions, officer, general manager or other employee of NTT or any of its subsidiaries), whose presence serves to strengthen the board’s ability to monitor the fairness of business operations. In addition, at least one of NTT’s outside directors or outside corporate auditors (as described below) is required to meet certain additional independence criteria established by the Japanese stock exchanges.

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

Board of Audit

NTT maintains a board of audit, which is composed of five members, referred to as corporate auditors, of whom three are outside corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of audit works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions. Under the Corporation Law, at least half of the corporate auditors must be outside corporate auditors (persons who have never been a director, accounting advisor, officer, general manager or other employee of NTT or any of its subsidiaries), and no corporate auditor may concurrently serve as a director, general manager or other employee of NTT or any of its subsidiaries or an accounting advisor or officer of any of NTT’s subsidiaries. As indicated in “—Board of Directors” above, at least one of NTT’s outside directors or outside corporate auditors is required to meet certain additional independence criteria established by the Japanese stock exchanges.

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

Employees

NTT and its consolidated subsidiaries had approximately 195,000 full-time employees at March 31, 2010. Almost all employees, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai; the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no significant strikes by the Union over the past ten years.

	Employees
	2008			2009			2010
Regional communications business	110,679	[51,996	]	104,236	[56,884	]	98,697	[60,850	]
Long distance communications and international business	13,177	[409	]	13,923	[258	]	14,176	[504	]
Wireless business	22,100	[6,229	]	21,831	[6,745	]	22,297	[7,550	]
Data communications services	22,592	[1,756	]	31,238	[2,276	]	34,543	[2,495	]
Other business	25,283	[3,889	]	25,068	[4,310	]	25,269	[4,872	]

Total	193,831	[64,279	]	196,296	[70,473	]	194,982	[76,271	]

(*)	The number of full-time employees as of March 31 for each of the fiscal years indicated is shown without parentheses. The average annual number of temporary employees for the fiscal years indicated is shown in parentheses.

Share Ownership

As of March 31, 2010, the members of the board of directors of NTT owned a total of 44,750 Shares (less than 0.1% of outstanding Shares).

The NTT Directors’ Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West, NTT Communications, NTT COMWARE and NTT FACILITIES. Through this association, directors and corporate auditors of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DOCOMO and NTT DATA also have a similar directors’ shareholding association for the purchase of NTT DOCOMO and NTT DATA stock, respectively.

The NTT Employee Shareholding Association is an association for employees of NTT, NTT East, NTT West and NTT Communications and other NTT Group companies. Through this association, employees of the respective companies periodically contribute a fixed amount of money for the purchase of NTT stock. The companies contribute matching funds equivalent to 8% of the amount contributed. NTT DOCOMO and NTT DATA also have similar employee shareholding associations for the purchase of NTT DOCOMO and NTT DATA stock, respectively.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister of Internal Affairs and Communications, regulates the activities of NTT and certain of its subsidiaries and approval by the minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT.

As of March 31, 2010, the Government owned 530,569,214 Shares or 33.71% of the issued Shares (40.10% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2010
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	530,569,214	33.71	%(1)
Common stock	Directors and officers (12 persons)	44,750	—	(2)

(1)	40.10% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

On March 31, 2010, 65,185,044 ADSs (equivalent to 32,592,522 Shares, or 2.5% of the total number of Shares outstanding on that date) were outstanding and were all held by 194 record holders of ADSs in the United States.

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies and the related balances at the end of each of the periods ended March 31, 2008, 2009 and 2010 were as follows:

	Year ended March 31,
	2008	2009	2010
	(millions of yen)
Sales	¥12,489	¥14,929	¥18,767
Purchases	¥85,740	¥98,661	¥96,048
Receivables	¥7,634	¥9,478	¥11,668
Payables	¥27,612	¥76,987	¥66,844

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2008, 2009 and 2010 were ¥20,303 million, ¥18,446 million and ¥18,284 million, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2010, NTT DATA paid an annual fee of ¥3 million to Japan Electronic Payment Promotion Organization, whose chairman during the relevant period, Toru Yamashita, is also the President and Chief Executive Officer of NTT DATA. Revenues of NTT DATA from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2010, NTT DATA also paid an annual fee of ¥3 million to Japan Information Technology Services Industry Association, whose chairman during the relevant period, Tomokazu Hamaguchi, was a Counselor of NTT DATA and also a member of the board of directors of NTT DATA. Tomokazu Hamaguchi remains a Counselor of NTT DATA, but has retired from his position as a director upon the expiration of his term of office at the close of NTT DATA’s 21st ordinary general meeting of shareholders held on June 23, 2009.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statement and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-62.

Legal Proceedings

In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims including claims relating to contracts, labor relations and intellectual properties. However, based upon the information currently available to both NTT Group and its legal counsel, the management believes that damages from such proceedings, lawsuits and claims, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

In an administrative proceeding instituted by NTT and other 58 NTT Group company participants in NTT Group’s contract-type corporate pension plans, on June 8, 2010 the Supreme Court of Japan dismissed NTT Group’s appeal seeking the reversal of the Minister of Health, Labor and Welfare’s order rejecting NTT Group’s proposed amendments to the plans. As NTT Group has calculated personnel and other costs on the basis of the existing plan requirements, this decision had no impact on NTT Group’s financial condition or results of operations.

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

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT Group’s financial position since March 31, 2010, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 17, 2010, stocks of 1,685 companies were traded on the First Section of the TSE. The Nikkei Stock Average (“Nikkei 225”) is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share(1)		Average daily trading volume(1)	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2006	5,940	4,220	2,444,852	1,728.16	1,109.19	17,059.66	10,825.39
2007	6,800	4,990	2,826,042	1,816.97	1,458.30	18,215.35	14,218.60
2008	6,380	4,070	3,047,081	1,792.23	1,149.65	18,261.98	11,787.51
2009	5,810	3,390	3,440,456	1,430.47	700.93	14,489.44	7,054.98
2010	4,370	3,590	2,454,334	979.58	793.82	11,097.14	8,351.91
2009 Quarterly Periods
First Quarter	5,230	4,290	2,803,476	1,430.47	1,230.49	14,489.44	12,656.42
Second Quarter	5,810	4,520	3,274,711	1,332.57	1,087.41	13,603.31	11,259.86
Third Quarter	5,040	3,710	4,542,689	1,101.13	746.46	11,368.26	7,162.90
Fourth Quarter	4,980	3,390	3,221,936	888.25	700.93	9,239.24	7,054.98
2010 Quarterly Periods
First Quarter	4,110	3,620	2,859,523	950.54	793.82	10,135.82	8,351.91
Second Quarter	4,370	3,660	2,252,265	975.59	852.42	10,639.71	9,050.33
Third Quarter	4,140	3,590	2,436,769	915.87	811.01	10,638.06	9,081.52
Fourth Quarter	4,075	3,705	2,269,057	979.58	881.57	11,097.14	9,932.90
2010 Monthly Periods
January	4,075	3,705	2,390,979	966.40	901.12	10,982.10	10,198.04
February	4,035	3,810	2,324,795	915.68	881.57	10,404.33	9,932.90
March	3,970	3,825	2,115,623	979.58	897.64	11,097.14	10,145.72
April	4,040	3,810	2,713,795	998.90	970.84	11,339.30	10,900.68
May	3,950	3,650	3,549,628	956.72	859.00	10,695.69	9,459.89
June (through June 17)	3,756	3,580	2,538,446	892.38	850.37	10,067.15	9,439.13

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. Figures provided for “TSE Price per Share” and “Average daily trading volume” are adjusted accordingly. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

On June 17, 2010, the last traded price of the Shares on the TSE was ¥3,655 per Share, and the closing TOPIX and Nikkei 225 on that date were 887.48 and ¥9,999.40, respectively.

ADSs are listed on the NYSE. Two ADSs represent one Share and are evidenced by ADRs issued by the Depositary.

In connection with the implementation of the new electronic central clearing system for shares of listed companies that took place on January 5, 2009, NTT, pursuant to a resolution of its board of directors adopted on May 13, 2008, carried out a 100-for-1 stock split in order to convert any fractional Shares into full Shares with an effective date of January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system. (Please see “Item 10—Additional Information—Description of the Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares” for further details regarding the electronic central clearing system and the stock split.) In order to minimize any impact of the stock split on the ADS market, NTT decided to change the ratio of ADSs to underlying Shares from the then-existing ratio of 200-to-1 to 2-to-1. The new ADS ratio was implemented on the day the stock split became effective (January 4, 2009, U.S. Eastern time) and transactions under such new ratio commenced on the business day immediately following the effective date of the stock split (January 5, 2009, U.S. Eastern time).

On March 31, 2010, 65,185,044 ADSs (equivalent to 32,592,522 Shares, or 2.5% of the total number of Shares outstanding on that date) were outstanding and were all held by 194 record holders of ADSs in the United States.

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2006	25.97	19.85	212,332
2007	27.96	21.09	232,022
2008	26.74	19.43	474,065
2009	27.96	17.22	903,962
2010	24.09	18.18	513,476
2009 Quarterly Periods
First quarter	24.66	20.68	537,075
Second quarter	26.56	21.35	626,257
Third quarter	27.96	17.22	1,369,280
Fourth quarter	27.55	17.71	1,092,051
2010 Quarterly Periods
First quarter	21.36	18.18	636,285
Second quarter	24.09	19.50	477,008
Third quarter	23.03	19.72	501,656
Fourth quarter	22.38	19.89	437,304
2010 Monthly Periods
January	22.07	19.89	511,009
February	22.38	21.45	503,440
March	22.26	20.73	321,783
April	21.60	20.18	362,845
May	21.58	19.63	640,937
June (through June 17)	20.57	19.59	691,124

The Shares are also listed on the LSE.

From 1999 to 2005, NTT engaged in a series of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT. At the ordinary general meeting of shareholders held on June 28, 2005, a resolution was approved authorizing NTT to buy back 1,250,000 of NTT’s own Shares at a total cost not to exceed ¥600 billion in the period from the conclusion of that meeting until the next ordinary general meeting of shareholders in 2006. In accordance with this resolution, NTT acquired a total of 1,116,743 of its own Shares at a total acquisition cost of ¥539,387 million on September 6, 2005. As a result of this transaction and the purchase by NTT of Shares acquired to fulfill requests for purchases of fractional Shares, the number of outstanding Shares (excluding treasury stock) was 13,821,853 as of March 31, 2006.

At the ordinary general meeting of shareholders held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors and to permit the sale by NTT of fractional Shares to shareholders at the request of holders of fractional Shares. During the fiscal year ended March 31, 2007, NTT purchased and sold Shares to fulfill requests by holders of Shares. As a result, the number of outstanding Shares (excluding treasury stock) as of March 31, 2007 was 13,819,669.

At the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the periods between December 1, 2007 and December 28, 2007 and between March 1, 2008 and March 24, 2008, NTT acquired 178,698 Shares at an aggregate cost of ¥94.429 billion. None of these Shares were purchased from the Minister of Finance. As a result of these transactions and the purchase and sale by NTT of Shares to fulfill requests by holders of fractional Shares, the number of outstanding Shares (excluding treasury stock) as of March 31, 2008 was 13,638,738.

At the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares (equivalent to 45,000,000 Shares after the stock split that took effect on January 4, 2009) from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution was adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split. Pursuant to this resolution, NTT repurchased 341,307 Shares of its common stock at an aggregate cost of ¥169.767 billion between June 27, 2008 and August 20, 2008 and between December 1, 2008 and December 22, 2008. After the stock split described above, NTT repurchased 6,386,800 Shares of its common stock at an aggregate cost of ¥30.232 billion between January 5, 2009 and January 14, 2009. None of these Shares were purchased from the Minister of Finance. As a result of the stock split, the stock repurchases and the purchase and sale by NTT of fractional Shares and Shares constituting less than one whole unit to fulfill requests by holders of fractional Shares or Shares constituting less than one whole unit, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2009 was 1,323,276,733.

As a result of the purchase and sale of Shares constituting less than one whole unit by NTT to fulfill requests by holders of Shares constituting less than one whole unit, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2010 was 1,323,197,235.

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012. Following the cancellation of NTT’s treasury stock owned by NTT as of March 31, 2010, the number of Shares that the Government may sell would increase to approximately 100 million Shares. While any decision to dispose of Shares will be made exclusively by the Government, if the Government were to decide to dispose of some or all of these Shares, NTT may consider repurchasing such Shares.

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

The registered holder of deposited Shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NTT.

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

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the Shares generally goes ex-dividend on the second business day prior to the record date.

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

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the voting rights of which are directly or indirectly held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

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

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: an acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) that results in such investor, together with parties who have a special relationship with such investor, holding 10% or more of the total number of issued shares of such corporation or, if such foreign investor already holds 10% or more of the total number of issued shares of such corporation, acquisition of additional shares in such corporation.

In the event that Shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment is in principle required to file a prior notification with the Minister of Finance and the Minister of Internal Affairs and Communications 30 days prior to such transaction. Under certain circumstances, after a prior notification is filed, the said ministers may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or abandonment.

The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification requirements.

American Depositary Shares

Neither the deposit of Shares by a non-resident of Japan, the issuance by the Depositary to a non-resident of Japan of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares by a non-resident of Japan upon surrender of ADRs is subject to any formalities or restrictions referred to under “Acquisition of Shares” above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total number of issued Shares, in which event prior notification may be required as noted under “Acquisition of Shares” above.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, voting shares issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

As of March 31, 2010, foreign ownership of NTT’s Shares was 23.6%.

Following the implementation of the new electronic central clearing system for shares of listed companies that took place in January 2009, the operator of the new electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate (a) any shareholders constituting persons or bodies as listed in (i) through (iii) above (without specifying under which items they fall) and (b) any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the new electronic share clearing system, please see “Item 10—Additional Information—Description of the Shares—General.”

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20%. However, with respect to dividends paid by NTT to any non-resident holders, except for any individual shareholder who holds 5% or more of the total issued Shares, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012.

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

Gains derived from the sale of Shares or ADSs outside Japan by a non-resident holder, or from the sale of Shares within Japan by a non-resident holder, are generally not subject to Japanese income or corporation taxes.

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

Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to non-corporate holders. A backup withholding tax also may apply to amounts paid to non-corporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability. Recently enacted legislation requires certain U.S. holders to report information with respect to their investment in certain “foreign financial assets,” which would include an investment in equity issued by NTT, not held through a custodial account with a U.S. financial institution, to the United States Internal Revenue Service. Investors who fail to report required information could become subject to substantial penalties. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in NTT’s ADSs or Shares.

Documents on Display

NTT is subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as foreign currency exchange rates, interest rates and stock prices.

NTT Group from time to time utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated with, and debt instruments or financial assets are entered into at the beginning date of those transactions and have the same maturity as, the underlying debt instruments or financial assets.

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

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2010:

	2010
	Cost	Fair value(1)
	(in millions of yen)
Available-for sale securities	¥170,791	¥215,302
Held-to-maturity securities	¥11,610	¥11,803

(1)	Information for reference.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2010
	Carrying amount	Fair value(1)
	(in millions of yen)
Due within 1 year	¥1,000	¥1,003
Due after 1 year through 5 years	9,924	10,102
Due after 5 years through 10 years	550	564
Due after 10 years	136	134

(1)	Information for reference.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2010.

Amounts related to forward foreign exchange contracts and currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

Interest Rate Risk

Market risk for changes in interest rates to which NTT Group is exposed relates principally to debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert underlying floating rate debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts may be entered into to hedge the risk of a rise in the interest rate of underlying debt.

The following tables provide information about NTT Group’s financial instruments that are affected by changes in interest rates, including debt obligations and interest rate swaps.

For debt obligations, the table presents cash flows by expected maturity dates, weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2010.

While the information is presented in Japanese yen equivalents, the amounts are classified by currency (Japanese yen and foreign currencies) according to the financial instruments’ actual cash flows.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2011	2012	2013	2014	2015	Thereafter	Total
		(in millions of yen)
Long-term debt including
current portion
Japanese yen bonds:	1.4%	¥(485,459)	¥(407,990)	¥(321,552)	¥(342,072)	¥(179,934)	¥(819,808)	¥(2,556,815)	¥(2,659,239)
Swiss franc bonds:	2.1%	0	0	(70,553)	0	0	0	(70,553)	(72,757)
Euro bonds:	4.1%	0	(63,210)	0	0	0	0	(63,210)	(67,075)
Borrowings from banks—
Japanese yen loans:	1.4%	(289,306)	(222,321)	(245,214)	(313,765)	(210,507)	(161,796)	(1,442,909)	(1,469,243)
U.S. dollar loans:	1.7%	(5,203)	(2,563)	(2,925)	(544)	(1,555)	(8,022)	(20,812)	(18,713)
GBP loans:	4.0%	(645)	(66)	(219)	(287)	0	0	(1,217)	(1,233)
Euro loans:	3.8%	(690)	(189)	(218)	(89)	(84)	(1,186)	(2,456)	(2,482)
Swiss franc loans:	3.3%	(20)	0	0	0	0	0	(20)	(21)

Subtotal		(781,323)	(696,339)	(640,681)	(656,757)	(392,080)	(990,812)	(4,157,992)	(4,290,762)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		14	(1,526)	(1,914)	(12)	0	0	(3,438)	(3,438)

Total		¥(781,309)	¥(697,865)	¥(642,595)	¥(656,769)	¥(392,080)	¥(990,812)	¥(4,161,430)	¥(4,294,200)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2011	2012	2013	2014	2015	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥233,130	¥186,980	¥139,980	¥59,200	¥14,700	¥15,000	¥(2,350)
Average pay rate	1.1%	1.2%	1.0%	1.3%	1.3%	1.4%
Average receive rate	0.7%	0.7%	0.7%	0.9%	0.8%	0.8%
Fixed to Floating (Japanese yen)	¥235,800	¥165,800	¥0	¥0	¥0	¥0	¥3,297
Average pay rate	0.7%	0.8%	0.0%	0.0%	0.0%	0.0%
Average receive rate	1.5%	1.6%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥21,000	¥21,000	¥0	¥0	¥0	¥0	¥216
Average pay rate	0.5%	0.5%	0.0%	0.0%	0.0%	0.0%
Average receive rate	1.0%	1.0%	0.0%	0.0%	0.0%	0.0%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Depositary may charge holders of ADRs the following fees, if applicable, prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or the withdrawal of any deposited securities:

a.	any stock transfer or other tax or other governmental charge;

b.	any stock transfer or registration fees in effect for the registration of transfers of the Shares or the deposited securities upon any applicable register; and

c.	any other applicable charges as set forth below,

provided that the Depositary may deduct from any distributions on or in respect of the deposited securities, or may sell such deposited securities (after giving notice to the holder thereof), and apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge described in (a) above.

The Depositary may charge each person to whom ADRs are issued against deposits of Shares (including deposits in respect of Share distributions, stock acquisition rights or other distributions), and each person surrendering ADRs for withdrawal of deposited securities the following charges: (i) up to U.S. $5.00 for each 100 ADSs (or portion thereof), (ii) cable, telex and facsimile transmission and delivery charges, and (iii) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.

In the case of any cash dividends or other distributions in cash (including as a result of any sales of ADRs or Shares, or the sale of fractions thereof when the same results from a distribution of securities), the Depositary will make adjustments for taxes withheld and will deduct its expenses for (i) converting any foreign currency to U.S. dollars, (ii) transferring foreign currency or U.S. dollars to the United States, (iii) obtaining any approval or license of any governmental authority required for such conversion or transfer, (iv) making any sale, and (v) following procedures relating to the foreign ownership restrictions. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership” for further details regarding such restrictions.

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR facility, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs including costs associated with any right issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2010, the Depositary reimbursed NTT in the amount of $64,922 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR facility and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2010. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2010 to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2010. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2010, NTT’s internal control over financial reporting is effective based on those criteria.

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

The aggregate fees billed for each of the fiscal years ended March 31, 2009 and March 31, 2010 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2009	2010
	(in millions of yen)
Audit Fees	¥2,845	¥2,852
Audit-Related Fees	3	6
Tax Fees	61	53
All Other Fees	17	41

Total Fees	¥2,927	¥2,951

Audit Fees were billed for professional services rendered by KPMG for the audit of NTT’s and its subsidiaries’ annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees were billed for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of NTT’s and its subsidiaries’ financial statements, such as services involving the performance of agreed-upon procedures, and that are not reported under Audit Fees.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share(*)	(c) Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2009 to April 30, 2009	3,207	¥3,793	0	0
May 1, 2009 to May 31, 2009	2,700	¥3,799	0	0
June 1, 2009 to June 30, 2009	2,672	¥3,876	0	0
July 1, 2009 to July 31, 2009	2,959	¥3,806	0	0
August 1, 2009 to August 31, 2009	2,139	¥3,992	0	0
September 1, 2009 to September 30, 2009	1,547	¥4,190	0	0
October 1, 2009 to October 31, 2009	1,464	¥3,920	0	0
November 1, 2009 to November 30, 2009	1,314	¥3,718	0	0
December 1, 2009 to December 31, 2009	62,383	¥3,673	0	0
January 1, 2010 to January 31, 2010	32,756	¥3,818	0	0
February 1, 2010 to February 28, 2010	10,575	¥3,926	0	0
March 1, 2010 to March 31, 2010	6,900	¥3,897	0	0

(*)	The number of Shares purchased indicates the aggregate number of less-than-one-unit Shares purchased.

ITEM 16F—CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under the Japanese Corporation Law. While the presence of outside directors on NTT’s board of directors is not mandated by the Japanese Corporation Law, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” the Japanese Corporation Law requires that at least half of NTT’s corporate auditors must qualify as outside corporate auditors, and the rules of the Japanese stock exchanges require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the Japanese stock exchanges.

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

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Japanese Corporation Law or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework that is required by the Japanese Corporation Law.

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2009 and 2010, Consolidated Statements of Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2008, 2009 and 2010 and the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts, appear as pages F-1 through F-62.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof).

1.2	Amended Share Handling Regulations of NTT (English translation thereof).

1.3	Amended Regulations of Board of Directors (English translation thereof).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ SATOSHI MIURA
Satoshi Miura President Chief Executive Officer

Date: June 30, 2010

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited the consolidated financial statements of Nippon Telegraph and Telephone Corporation and subsidiaries, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As further described in Note 2, the Company adopted retrospectively the presentation and disclosure provisions of FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810 as of April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2010

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2009	2010
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Note 4)	¥1,052,777	¥911,062
Short-term investments	20,264	382,227
Notes and accounts receivable, trade (Note 3)	1,947,765	1,948,467
Allowance for doubtful accounts	(45,208)	(41,092)
Inventories (Note 5)	313,494	278,869
Prepaid expenses and other current assets (Note 20)	512,479	508,373
Deferred income taxes (Note 11)	266,480	257,793

Total current assets	4,068,051	4,245,699

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	14,705,383	14,708,053
Telecommunications service lines	13,968,838	14,285,962
Buildings and structures	5,770,337	5,789,511
Machinery, vessels and tools	1,755,854	1,790,366
Land	1,111,734	1,122,797
Construction in progress	305,167	269,149

	37,617,313	37,965,838
Accumulated depreciation	(27,415,794)	(27,908,292)

Net property, plant and equipment	10,201,519	10,057,546

Investments and other assets (Note 2):
Investments in affiliated companies (Note 6)	622,735	634,950
Marketable securities and other investments (Note 7)	277,375	301,270
Goodwill (Notes 8 and 18)	453,617	499,830
Other intangibles (Note 8)	1,406,991	1,453,941
Other assets (Notes 10 and 20)	894,828	916,884
Deferred income taxes (Note 11)	871,272	828,935

Total investments and other assets	4,526,818	4,635,810

Total assets	¥18,796,388	¥18,939,055

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2009	2010
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 9)	¥388,028	¥310,597
Current portion of long-term debt (Notes 9 and 20)	603,041	781,323
Accounts payable, trade (Note 3)	1,302,607	1,301,944
Accrued payroll	454,575	442,295
Accrued interest	12,481	11,309
Accrued taxes on income	288,803	258,178
Accrued consumption tax	28,326	33,433
Advances received	114,934	152,619
Deposit received	275,089	85,377
Other (Notes 11, 16 and 20)	226,315	211,235

Total current liabilities	3,694,199	3,588,310

Long-term liabilities (Note 2):
Long-term debt (Notes 9 and 20)	3,691,688	3,376,669
Obligations under capital leases (Note 16)	47,394	41,032
Liability for employees’ retirement benefits (Note 10)	1,639,785	1,447,781
Other (Notes 11 and 20)	577,692	714,384

Total long-term liabilities	5,956,559	5,579,866

Equity (Note 13):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares in 2009 and 2010
Issued—1,574,120,900 shares in 2009 and 2010	937,950	937,950
Additional paid-in capital (Note 18)	2,841,037	2,838,927
Retained earnings (Notes 6 and 13)	5,066,637	5,406,726
Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 20)	(341,917)	(189,606)
Treasury stock, at cost (Note 13)— 250,844,167 shares in 2009 and 250,923,665 shares in 2010	(1,205,597)	(1,205,844)

Total NTT shareholders’ equity	7,298,110	7,788,153

Noncontrolling interests	1,847,520	1,982,726

Total equity	9,145,630	9,770,879

Commitments and contingent liabilities (Note 21)
Total liabilities and equity	¥18,796,388	¥18,939,055

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2008	2009	2010
	Millions of yen
Operating revenues (Note 3):
Fixed voice related services (Note 2)	¥2,831,138	¥2,581,041	¥2,355,597
Mobile voice related services	2,739,832	2,283,890	2,150,734
IP / packet communications services	2,567,440	2,897,976	3,113,411
Sale of telecommunication equipment	653,499	709,590	598,318
System integration	1,156,997	1,211,681	1,242,729
Other	731,985	732,127	720,587

	10,680,891	10,416,305	10,181,376

Operating expenses (Notes 3 and 17):
Cost of services (exclusive of items shown separately below)	2,419,148	2,436,234	2,426,721
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	1,262,789	936,142	798,895
Cost of system integration (exclusive of items shown separately below)	794,867	788,294	817,135
Depreciation and amortization (Note 8)	2,161,878	2,139,175	2,012,064
Impairment losses	5,032	4,340	4,582
Selling, general and administrative expenses (Note 17)	3,047,236	2,993,164	3,000,370
Goodwill and other intangible assets impairments (Note 8)	2,888	9,204	3,916
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 10)	(317,556)	—

	9,376,282	9,306,553	9,063,683

Operating income (loss)	1,304,609	1,109,752	1,117,693

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(63,775)	(58,887)	(55,150)
Interest income	24,495	26,629	24,004
Other, net (Notes 7, 19 and 20)	56,962	27,669	33,524

	17,682	(4,589)	2,378

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,322,291	1,105,163	1,120,071

Income tax expense (benefit) (Note 11):
Current	377,065	472,300	494,472
Deferred	143,712	(102,217)	(47,471)

	520,777	370,083	447,001

Income (loss) before equity in earnings (losses) of affiliated companies	801,514	735,080	673,070
Equity in earnings (losses) of affiliated companies (Note 6)	31,026	(1,916)	8,794

Net income (loss)	832,540	733,164	681,864
Less—Net income attributable to noncontrolling interests	197,384	194,485	189,598

Net income (loss) attributable to NTT	¥635,156	¥538,679	¥492,266

	2008	2009	2010
	Shares or Yen
Per share of common stock:
Weighted average number of shares outstanding	1,377,561,362	1,345,302,411	1,323,262,483
Net income (loss) attributable to NTT	¥461.07	¥400.41	¥372.01
Cash dividends to be paid to shareholders of record date	¥90.00	¥110.00	¥120.00

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2008

	NTT shareholders’ equity						Noncontrolling interests
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total		Total Equity (Note 13)
	Millions of yen
At beginning of year	¥937,950	¥2,844,103	¥4,145,608	¥102,529	¥(909,422)	¥7,120,768	¥1,834,543	¥8,955,311
Comprehensive income (loss):
Net income (loss)			635,156			635,156	197,384	832,540
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(23,587)		(23,587)	(6,403)	(29,990)
Unrealized gain (loss) on derivative instruments				(544)		(544)	67	(477)
Foreign currency translation adjustments				1,620		1,620	2,131	3,751
Pension liability adjustments				(106,446)		(106,446)	(4,613)	(111,059)

Total other comprehensive income (loss)						(128,957)	(8,818)	(137,775)

Total comprehensive income (loss)						506,199	188,566	694,765

Cash dividends			(117,468)			(117,468)	(77,367)	(194,835)
Changes in NTT’s ownership interest in subsidiaries		(3,088)				(3,088)	(81,744)	(84,832)
Acquisition of treasury stocks					(96,303)	(96,303)		(96,303)
Resale of treasury stocks		64			589	653		653
At end of year	¥937,950	¥2,841,079	¥4,663,296	¥(26,428)	¥(1,005,136)	¥7,410,761	¥1,863,998	¥9,274,759

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2009

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,841,079	¥4,663,296	¥(26,428)	¥(1,005,136)	¥7,410,761	¥1,863,998	¥9,274,759
Comprehensive income (loss):
Net income (loss)			538,679			538,679	194,485	733,164
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(21,558)		(21,558)	(3,338)	(24,896)
Unrealized gain (loss) on derivative instruments				5,094		5,094	(132)	4,962
Foreign currency translation adjustments				(46,038)		(46,038)	(14,255)	(60,293)
Pension liability adjustments				(252,987)		(252,987)	(13,143)	(266,130)

Total other comprehensive income (loss)						(315,489)	(30,868)	(346,357)

Total comprehensive income (loss)						223,190	163,617	386,807

Cash dividends			(135,338)			(135,338)	(84,931)	(220,269)
Changes in NTT’s ownership interest in subsidiaries							(95,164)	(95,164)
Acquisition of treasury stocks					(201,440)	(201,440)		(201,440)
Resale of treasury stocks		(42)			979	937		937
At end of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2010

	NTT shareholders’ equity						Noncontrolling interests
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total		Total Equity (Note 13)
	Millions of yen
At beginning of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630
Comprehensive income (loss):
Net income (loss)			492,266			492,266	189,598	681,864
Other comprehensive income (loss):
Unrealized gain (loss) on securities				15,658		15,658	4,911	20,569
Unrealized gain (loss) on derivative instruments				(927)		(927)	(37)	(964)
Foreign currency translation adjustments				7,787		7,787	1,857	9,644
Pension liability adjustments				129,793		129,793	5,176	134,969

Total other comprehensive income (loss)						152,311	11,907	164,218

Total comprehensive income (loss)						644,577	201,505	846,082

Cash dividends			(152,177)			(152,177)	(81,864)	(234,041)
Changes in NTT’s ownership interest in subsidiaries		(2,061)				(2,061)	15,565	13,504
Acquisition of treasury stocks					(491)	(491)		(491)
Resale of treasury stocks		(49)			244	195		195
At end of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2008	2009	2010
	Millions of yen
Cash flows from operating activities:
Net income (loss)	¥832,540	¥733,164	¥681,864
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 8)	2,161,878	2,139,175	2,012,064
Impairment losses	5,032	4,340	4,582
Deferred taxes (Note 11)	143,712	(102,217)	(47,471)
Goodwill and other intangible assets impairments (Note 8)	2,888	9,204	3,916
Loss on disposal of property, plant and equipment	140,511	120,893	111,024
Gain on transfer of the substitutional portion of the Employee Pension Fund (Notes 2 and 10)	(317,556)	—	—
Gains on sales of property, plant and equipment	(58,494)	(78,171)	(14,940)
Equity in (earnings) losses of affiliated companies (Note 6)	(31,026)	1,916	(8,794)
(Increase) decrease in notes and accounts receivable, trade	289,627	(69,928)	(16,641)
(Increase) decrease in inventories (Note 5)	(34,582)	30,330	27,818
(Increase) decrease in other current assets	(23,310)	(53,711)	(11,026)
Increase (decrease) in accounts payable, trade and accrued payroll	(80,883)	(204,483)	(49,722)
Increase (decrease) in accrued consumption tax	(9,632)	(7,735)	4,898
Increase (decrease) in accrued interest	(2,732)	701	(1,176)
Increase (decrease) in advances received	50,875	16,764	37,613
Increase (decrease) in accrued taxes on income	125,494	55,247	(31,409)
Increase (decrease) in other current liabilities	(12,562)	(30,722)	(21,318)
Increase (decrease) in liability for employees’ retirement benefits	(183,377)	(27,049)	28,274
Increase (decrease) in other long-term liabilities	51,957	63,490	117,864
Other	40,432	(87,108)	(9,584)

Net cash provided by (used in) operating activities	¥3,090,792	¥2,514,100	¥2,817,836

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2008	2009	2010
	Millions of yen
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,259,719)	¥(1,411,979)	¥(1,370,923)
Proceeds from sale of property, plant and equipment	81,991	102,170	41,288
Payments for purchase of non-current investments	(199,780)	(393,454)	(89,656)
Proceeds from sale and redemption of non-current investments	124,183	50,693	20,611
Payments for purchase of short-term investments	(14,293)	(37,549)	(443,195)
Proceeds from redemption of short-term investments	5,586	37,467	86,306
Acquisition of intangibles and other assets	(728,610)	(617,006)	(553,339)

Net cash provided by (used in) investing activities	(1,990,642)	(2,269,658)	(2,308,908)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	508,922	907,601	450,378
Payments for settlement of long-term debt (Note 9)	(878,267)	(659,634)	(538,026)
Proceeds from issuance of short-term debt (Note 9)	2,861,490	4,067,859	3,466,397
Payments for settlement of short-term debt (Note 9)	(2,709,385)	(4,248,234)	(3,544,696)
Dividends paid	(117,468)	(135,338)	(152,177)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 13)	(95,650)	(200,503)	(296)
Acquisition of treasury stocks by subsidiary (Note 18)	(173,002)	(136,846)	(20,174)
Other	(123,024)	51,756	(312,703)

Net cash provided by (used in) financing activities	(726,384)	(353,339)	(651,297)

Effect of exchange rate changes on cash and cash equivalents	(455)	(7,892)	654

Net increase (decrease) in cash and cash equivalents	373,311	(116,789)	(141,715)
Cash and cash equivalents at beginning of year	796,255	1,169,566	1,052,777

Cash and cash equivalents at end of year (Note 4)	¥1,169,566	¥1,052,777	¥911,062

Cash paid during the year for:
Interest	¥66,568	¥58,215	¥56,322
Income taxes, net	237,311	403,850	511,261
Noncash investing and financing activities:
Capital lease obligations incurred during the year	7,694	31,019	26,387
Acquisition of stocks through share exchanges (Note 7)	19,864	—	15,023
Acquisitions of exchangeable bonds through share exchange (Note 7)	—	—	20,821
Acquisitions of stocks through conversion of exchangeable bonds (Note 7)	¥—	¥—	¥26,326

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services and incidental services), principally operated by NTT DOCOMO, Inc. (“NTT DOCOMO”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business terminated PHS (Personal Handyphone System) services as of January 7, 2008 and plans to terminate mova services on March 31, 2012.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 33.7% as of March 31, 2010. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

Business Combinations—

Effective April 1, 2009, NTT Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141 Revised, Business Combinations, included in FASB Accounting Standards Codification (“ASC”) Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquire and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. The adoption of this ASC did not have a material impact on the results of operations or the financial position of NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Noncontrolling Interests in Consolidated Financial Statements—

Effective April 1, 2009, NTT Group adopted the provisions of FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810. This ASC establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This ASC establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This ASC requires disclosure that clearly identifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. Upon adoption of this ASC, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this ASC.

Improving Disclosure about Fair Value Measurements—

Effective January 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2010-06 “Improving Disclosures about Fair Value Measurements” issued by FASB, which requires new disclosures pursuant to ASC 820 “Fair Value Measurements and Disclosures.” This ASU requires new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements, which are part of the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This ASU also requires new disclosures regarding the reconciliation of Level 3 fair-value measurements, which includes a description of the gross amount of purchases, sales, issuances, and settlements rather than the net amount. The new reconciliation of Level 3 fair-value measurements disclosure requirement is effective for interim and annual reporting periods beginning after December 15, 2010. The additional disclosures required by this ASU is provided in Note 14.

(2)	Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, its subsidiaries, and variable interest entities (“VIEs”). All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31 and any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT Group has the ability to exercise significant influence over the affiliated companies, but does not have a controlling financial interest, are accounted for under the equity method. NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates—

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, estimated useful lives and recover of the carrying value of property, plant and equipment, software and certain other intangibles, goodwill, investments, employees’ retirement benefit obligations and income tax uncertainties and realizability of deferred tax assets.

As 2G mova mobile phone service subscribers have been steadily migrating to 3G service, FOMA, in mobile communications business, NTT Group has decided to terminate mova services on March 31, 2012 and to concentrate its management resources on FOMA services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the mova services. The change resulted in a decrease of ¥60,072 million in operating income, ¥23,539 million in net income attributable to NTT, and ¥17.50 in net income attributable to NTT per share for the fiscal year ended March 31, 2009. The impact on the results of operations and financial position for the year ended March 31, 2010 is not material.

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

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period.

Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. The amount of the expected future usage is estimated based on past records of use and experience.

Sales of telecommunication equipment are recognized as income upon delivery of the equipment to purchasers, primarily agent reseller, when title to the product, and the risk and rewards of ownership have been substantially transferred. Certain commissions paid to purchasers, primarily agent resellers, are recognized as a reduction of sales of telecommunication equipment.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With regard to sales of telecommunication equipment in the mobile communications business, NTT Group enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among NTT Group, subscribers and agent resellers, NTT Group provides financing by providing funds for the purchase of the handset by the subscribers. NTT Group then includes current installment for the receivable for purchased handset with basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales.

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

Marketable securities and other investments—

Unrealized gains and losses on available-for-sale securities, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities whose fair values are not readily determinable and equity securities for which sales are restricted by contractual requirements are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost based. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO disposed of obsolete handsets during the fiscal years ended March 31, 2008, 2009 and 2010 resulting in losses totaling ¥16,946 million, ¥14,180 million and ¥18,539 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥68,173 million, ¥63,893 million and ¥60,186 million, of which ¥4,398 million, ¥5,006 million and ¥5,036 million were capitalized for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

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

Goodwill and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but tested for impairment at least annually and more frequently when indicators of impairment are present. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for that reporting unit and NTT Group must perform the second step of the impairment test (measurement). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

The intangible assets with indefinite lives are not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

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

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

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

Earnings per share—

Basic earnings per share is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

no difference between basic earnings per share and diluted earnings per share. In January 2009, NTT effected the split of one share of its common stock into 100 shares. The computations of earnings per share have been adjusted retroactively for all periods presented to reflect the stock split. For further details, see Note 13.

Comprehensive income—

NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changing in foreign currency translation adjustments, unrealized gains/losses on securities, pension liability adjustments and unrealized gains/losses on derivative instruments, including those attributed to the noncontrolling interests. NTT Group has elected to disclose comprehensive income in the consolidated statements of changes in equity and comprehensive income and in Note 13.

Variable Interest Entities (VIEs)—

NTT consolidates VIEs if NTT has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

VIEs with assets totaling approximately ¥233 billion and ¥239 billion as of March 31, 2009 and 2010, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥35 billion and ¥34 billion as of March 31, 2009 and 2010, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop real estate for rental and to lease software at March 31, 2009 and 2010 are included in the consolidated balance sheets as follows:

	2009
	Real estate for rental(*)	Lease software
	Millions of yen
Current assets	¥19,144	¥5,343
Property, plant and equipment	208,165	8,974
Investments and other assets	5,525	21,139
Current liabilities	13,824	7,005
Long-term liabilities	¥134,251	¥12,907

*	Property, plant and equipment and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥139,832 million and Long-term debt totaling ¥91,389 million, respectively.

	2010
	Real estate for rental(*)	Lease software
	Millions of yen
Current assets	¥20,022	¥8,595
Property, plant and equipment	213,477	7,809
Investments and other assets	5,732	17,323
Current liabilities	11,037	6,961
Long-term liabilities	¥144,553	¥6,304

*	Property, plant and equipment and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥135,515 million and Long-term debt totaling ¥100,065 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There is no VIE in which NTT Group holds significant variable interest but is not the primary beneficiary as of March 31, 2010.

Asset Retirement Obligations—

NTT Group’s legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities has concluded that the amount is immaterial.

Employees’ retirement benefits—

NTT recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “Accumulated other comprehensive income (loss),” are amortized over the expected average remaining service period of employees on a straight-line basis.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—

NTT Group accounts for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting occurred. Additionally, the resultant gain, which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, is recognized as a subsidy from the government.

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

In February 2008, NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan) completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. This settlement decreased operating expenses by ¥317,556 million and was accounted for as “Gain on transfer of the substitutional portion of the Employee Pension Fund” in the consolidated statement of income for the fiscal year ended March 31, 2008. For further details, see Note 10.

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

3.    Related party transactions:

NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2010 and the related balances at March 31, 2009 and 2010 were as follows:

	2008	2009	2010
	Millions of yen
Operating revenues	¥12,489	¥14,929	¥18,767

Operating expenses	¥85,740	¥98,661	¥96,048

Receivables		¥9,478	¥11,668

Payables		¥76,987	¥66,844

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥20,303 million, ¥18,446 million and ¥18,284 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2009 and 2010 comprised the following:

	2009	2010
	Millions of yen
Cash	¥788,319	¥701,481
Certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	29,984	20,000
Time deposits, certificates of deposit and other	234,474	189,581

Total	¥1,052,777	¥911,062

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Inventories:

Inventories at March 31, 2009 and 2010 comprised the following:

	2009	2010
	Millions of yen
Telecommunications equipment to be sold and materials	¥139,155	¥151,075
Projects in progress	132,638	86,325
Supplies	41,701	41,469

Total	¥313,494	¥278,869

6.    Investments in affiliated companies:

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

NTT Group determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for NTT Group’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. During the fiscal year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in earnings (losses) of affiliated companies. As a result, “Equity in earnings (losses) of affiliated companies” in consolidated statement of income for the fiscal year ended March 31, 2009 decreased by ¥3,991 million and “Investments in affiliated companies” in consolidated balance sheet as of March 31, 2009 decreased by ¥6,754 million.

Tata Teleservices Limited—

On November 12, 2008, NTT DOCOMO entered into a capital alliance with Tata Teleservices Limited (“TTSL”) and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, NTT Group acquired approximately 26% of outstanding common shares of TTSL for ¥252,321 million pursuant to the capital alliance, and accounted for the investment by applying the equity method. NTT Group determined fair value of tangible, intangible and other assets and liabilities of TTSL with the assistance of an independent third party appraiser in order to recognize and account for NTT Group’s share of identifiable intangible assets and embedded goodwill of its investment in equity in TTSL. During the fiscal year ended March 31, 2010, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in TTSL were charged to equity in earnings (losses) of affiliated companies. As a result, “Equity in earnings (losses) of affiliated companies” in the consolidated statement of income for the fiscal year ended March 31, 2010 decreased by ¥2,788 million and “Investments in affiliated companies” in consolidated balance sheets as of March 31, 2010 decreased by ¥4,710 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

NTT Group reviews the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary on a regular basis. As a result of such evaluations, NTT Group recorded an impairment charge for its investment in affiliates totaling ¥8,982 million for the fiscal year ended March 31, 2009. The impairment charges are included with equity in earnings (losses) of affiliated companies in the consolidated statement of income.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥69,893 million, ¥59,778 million and ¥61,736 million as of March 31, 2008, 2009 and 2010, respectively.

NTT’s total investment in its affiliated publicly-held companies was ¥124,548 million as of March 31, 2010 and based on quoted market prices at that date, the related market value was ¥211,310 million.

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2009 and 2010 were greater by ¥173,693 million and by ¥393,202 million than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

7.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2009 and 2010 are as follows:

	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥152,611	¥25,474	¥11,279	¥166,806
Debt securities	14,080	34	413	13,701
Held-to-maturity:
Debt securities	13,137	158	—	13,295

Total	¥179,828	¥25,666	¥11,692	¥193,802

	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥152,503	¥51,507	¥6,741	¥197,269
Debt securities	18,288	218	473	18,033
Held-to-maturity:
Debt securities	11,610	195	2	11,803

Total	¥182,401	¥51,920	¥7,216	¥227,105

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities and securities accounted for under the cost method which are evaluated for impairment, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010 are as follows:

	March 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥77,650	¥10,322	¥1,313	¥957
Debt securities	298	4	1,862	409
Held-to-maturity:
Debt securities	—	—	—	—
Cost method investments:	438	1,399	7,040	1,563

	March 31, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥19,234	¥2,598	¥32,983	¥4,143
Debt securities	1,839	21	6,174	452
Held-to-maturity:
Debt securities	98	2	—	—
Cost method investments:	2,356	895	9,171	3,763

In the ordinary course of business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥89,541 million and ¥76,908 million at March 31, 2009 and 2010, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥58,242 million and ¥44,268 million of these securities for impairment at March 31, 2009 and 2010, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2010 are as follows:

	March 31, 2008	March 31, 2009	March 31, 2010
	Millions of yen
Proceeds	¥7,313	¥3,210	¥77,153
Gross realized gain	5,413	1,149	6,623
Gross realized loss	125	286	5,027

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net income (loss) reclassified out of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥4,081 million, ¥(6,531) million and ¥(2,005) million, respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2009 and 2010 are as follows:

	2009		2010
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥1,701	¥1,702	¥1,000	¥1,003
Due after 1 year through 5 years	10,936	11,087	9,924	10,102
Due after 5 years through 10 years	500	506	550	564
Due after 10 years	—	—	136	134

Total	¥13,137	¥13,295	¥11,610	¥11,803

NTT DOCOMO held approximately 11% of outstanding common shares of KT Freetel Co., Ltd. (KTF) as of March 31, 2009 with the initial acquisition cost of ¥65,602 million. On January 20, 2009, NTT DOCOMO agreed with KT Corporation (KT) that NTT DOCOMO would exchange 40% of its KTF shareholding for KT common shares and the remaining 60% for KT exchangeable bonds in connection with the proposed merger between KT and KTF. Therefore, NTT determined that the decline in value of KTF shares was other than temporary and recognized ¥26,313 million of impairment loss on the investment in KTF shares based on its fair value as of March 31, 2009. The loss is recorded in other income (expense) under the line item “Other, net” in the consolidated statement of income. The exchange of KTF shares for KT exchangeable bonds and for KT common shares was carried out on May 27, 2009 and June 1, 2009, respectively. The exchange of KT exchangeable bonds for KT ADR was carried out on December 14, 2009 and NTT did not hold KT exchangeable bonds as of March 31, 2010.

8.    Goodwill and other intangible assets:

Goodwill—

In September 2000, NTT Communications completed its acquisition of Verio Inc. (“Verio”). The acquisition was recorded using the purchase method. NTT recognized the excess of the acquisition cost of Verio over the fair value of its net assets estimated at date of acquisition as goodwill in the consolidated balance sheets.

NTT performed the impairment test for goodwill related to the acquisition of Verio due to the significant adverse change in the business climate in the U.S. market, and recorded an impairment loss of ¥7,045 million, included in “Goodwill and other intangible assets impairments” in the consolidated statement of income for the fiscal year ended March 31, 2009. The fair value of the reporting unit used for impairment test was estimated based on the discounted amounts of future cash flows.

The amount of goodwill included in the long distance and international communications business segment is mainly related to the acquisition of Verio.

For the fiscal year ended March 31, 2009, NTT recorded goodwill of ¥26,701 million in connection with NTT DOCOMO’s share repurchase program, which is included in the mobile communications business segment. Further explanation is given in Note 18.

The amount of goodwill included in the data communications business segment is mainly related to the business combinations of NTT DATA.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2009 and 2010 are as follows:

	2009
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2008	¥53,290	¥353,149	¥21,449	¥—	¥427,888
Goodwill acquired during year	—	26,821	25,476	2,571	54,868
Impairment losses	(7,045)	—	(2,159)	—	(9,204)
Foreign currency translation adjustments	(12,052)	(4,280)	(3,259)	—	(19,591)
Other	—	(344)	—	—	(344)

Balance at March 31, 2009	¥34,193	¥375,346	¥41,507	¥2,571	¥453,617

	2010
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2009	¥34,193	¥375,346	¥41,507	¥2,571	¥453,617
Goodwill acquired during year	4,219	43,801	2,713	—	50,733
Impairment losses	—	—	(3,750)	—	(3,750)
Foreign currency translation adjustments	969	250	752	—	1,971
Other	—	—	(2,741)	—	(2,741)

Balance at March 31, 2010	¥39,381	¥419,397	¥38,481	¥2,571	¥499,830

Other intangible assets—

The following table displays the major components of intangible assets as of March 31, 2009 and 2010.

	2009	2010
	Millions of yen
Amortizable intangible assets:
Computer software	¥4,720,526	¥4,977,974
Rights to use utility facilities	331,637	335,275
Other	154,529	114,593
Accumulated amortization	(3,799,701)	(3,980,624)

Total amortizable intangible assets	1,406,991	1,447,218

Unamortizable intangible assets:
Trademarks and trade names	—	6,723

Total unamortizable intangible assets	—	6,723

Total	¥1,406,991	¥1,453,941

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net carrying amounts of computer software included in amortizable intangible assets as of March 31, 2009 and 2010 are ¥1,275,309 million and ¥1,316,021 million, respectively.

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥677,826 million, ¥632,432 million and ¥630,194 million, respectively.

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

Unamortizable intangible assets included the intangible assets with indefinite lives acquired through business combinations, “trademark”, totaling ¥6,723 million as of March 31, 2010.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2011	¥453,378
2012	341,581
2013	241,989
2014	153,133
2015	90,678

9.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2009 and 2010 comprised the following:

	2009	2010
	Millions of yen
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.80% and 0.64% per annum at March 31, 2009 and 2010, respectively	¥134,019	¥93,470
Commercial paper bearing interest at weighted average rates of 0.32% and 0.12% per annum at March 31, 2009 and 2010, respectively	253,967	215,994

Borrowing denominated in foreign currencies:
U.S. dollar unsecured short-term loans from financial institutions bearing interest at a weighted average rate of 0.76% per annum at March 31, 2010	—	279
Euro unsecured short-term loans from financial institutions bearing interest at weighted average rates of 5.07% and 1.98% per annum at March 31, 2009 and 2010, respectively	29	774
Chinese Yuan unsecured short-term loans from financial institutions bearing interest at a weighted average rate of 6.03% and 5.82% per annum at March 31, 2009 and 2010, respectively	13	80

	¥388,028	¥310,597

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2009 and 2010 comprised the following:

	2009	2010
	Millions of yen
Debt denominated in Japanese yen:
0.49% – 2.06% coupon bonds due 2010 – 2019	¥2,335,841	¥2,318,151
0.53% – 1.00% floating rate bonds due 2011	239,283	239,128
Secured indebtedness to financial institutions— 2.35% (weighted average) loans due 2010 – 2029	41,349	51,082
1.05% (weighted average) floating rate loans due 2010 – 2011	39,608	30,698
Unsecured indebtedness to financial institutions— 1.37% (weighted average) loans due 2010 – 2032	1,424,077	1,290,482
1.66% (weighted average) floating rate loans due 2010 – 2020	58,041	70,647

	4,138,199	4,000,188

Debt denominated in foreign currencies:
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	69,177	70,553
4.13% Euro notes due 2011	65,768	63,210
Unsecured indebtedness to financial institutions— 4.23% (weighted average) U.S. dollar loans due 2010 – 2019	6,717	6,216
0.62% (weighted average) U.S. dollar floating rate loans due 2010 – 2022	11,720	14,596
4.81% (weighted average) Euro loans due 2010 – 2019	1,654	1,600
1.93% (weighted average) Euro floating rate loans due 2010 – 2018	898	856
3.95% (weighted average) Great Britain Pound loans due 2010 – 2016	1,130	1,217
3.32% (weighted average) Swiss franc loans due 2010	52	20

	157,116	158,268

Total long-term debt principal	4,295,315	4,158,456
Less—Deferred bond discounts	(586)	(464)

	4,294,729	4,157,992
Less—Current maturities	(603,041)	(781,323)

Total long-term debt	¥3,691,688	¥3,376,669

Interest rates and due dates in the above table are stated at March 31, 2010.

All holders of the bonds and notes issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long term debt at March 31, 2010 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2010, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2011 to the fiscal year ending March 31, 2015 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2011	¥781,323
2012	696,339
2013	640,681
2014	656,757
2015	392,080
Thereafter	990,812

Total	¥4,157,992

As of March 31, 2010, NTT Group has unused committed lines of credit amounting to ¥206 billion.

10.    Employees’ retirement benefits:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2009 and 2010. NTT uses a March 31 measurement date.

	2009	2010
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,279,725	¥2,212,663
Service cost	75,275	75,818
Interest cost	49,598	46,906
Plan amendment	—	(56)
Actuarial loss (gain)	22,380	8,693
Other	12,548	3,106
Benefit payments (Lump-sum severance payments and Pension)	(226,863)	(180,400)

Benefit obligation, end of year	2,212,663	2,166,730

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,268,711	1,036,591
Actual return on plan assets	(196,039)	151,193
Employer contributions	67,059	52,282
Other	(5)	2,366
Benefit payments (Pension)	(103,135)	(106,023)

Fair value of plan assets, end of year	1,036,591	1,136,409

At March 31:
Under funded status	¥(1,176,072)	¥(1,030,321)

The following table provides the amounts recognized in the consolidated balance sheets:

	2009	2010
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(1,176,090)	¥(1,030,355)
Other assets	18	34
Accumulated other comprehensive loss (income)	373,201	251,293

Net amount recognized	¥(802,871)	¥(779,028)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2009	2010
	Millions of yen
At March 31:
Net actuarial loss	¥458,676	¥314,466
Transition obligation	1,194	1,281
Prior service cost(*)	(86,669)	(64,454)

Total	¥373,201	¥251,293

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥2,192,962 million and ¥2,147,506 million at March 31, 2009 and 2010, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2009 and 2010 are as follows:

	2009	2010
	Millions of yen
At March 31:
Projected benefit obligation	¥2,212,655	¥2,165,748
Fair value of plan assets	1,036,565	1,135,376

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2009 and 2010 are as follows:

	2009	2010
	Millions of yen
At March 31:
Accumulated benefit obligation	¥2,193,018	¥2,146,523
Fair value of plan assets	1,036,565	1,135,376

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2010 included the following components:

	2008	2009	2010
	Millions of yen
Service cost	¥79,702	¥75,275	¥75,818
Interest cost on projected benefit obligation	50,037	49,598	46,906
Expected return on plan assets	(34,782)	(31,398)	(25,171)
Amortization of net actuarial loss	1,610	2,958	26,779
Amortization of transition obligation	364	138	134
Amortization of prior service cost	(30,941)	(27,607)	(22,292)

Net periodic benefit cost	65,990	68,964	102,174
Curtailment loss	2,160	—	—

Total	¥68,150	¥68,964	¥102,174

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2009 and 2010 are as follows:

	2009	2010
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥249,817	¥(117,329)
Amortization of net actuarial loss	(2,958)	(26,779)
Amortization of transition obligation	(138)	(134)
Accrued past service liability	—	(56)
Amortization of prior service cost	27,607	22,292
Other	2,367	98

Total	¥276,695	¥(121,908)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2011 amount to ¥11,930 million, ¥169 million and ¥(22,276) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2008	2009	2010
	Millions of yen
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.3%	2.2%	2.1%
Rate of compensation increase	1.9-3.2%	1.9-3.2%	1.9-3.2%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.2%	2.3%	2.2%
Rate of compensation increase	1.5-3.4%	1.9-3.2%	1.9-3.2%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2010. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

	2010
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,784	¥7,784	—	—

Debt securities
Japanese government bonds/local government bonds	313,477	280,435	33,042	—
Domestic corporate bonds	107,128	—	107,128	—
Foreign government bonds	95,001	86,571	8,430	—
Foreign corporate bonds	5,653	373	4,361	919

Equity securities
Domestic	287,951	283,258	4,693	—
Foreign	142,599	142,599	—	—

Securities investment trust
Domestic/debt securities	13,300	—	13,300	—
Domestic/equity securities	21,923	—	21,923	—
Foreign/debt securities	6,455		6,455	—
Foreign/equity securities	15,172	—	15,172	—

Life insurance company general accounts	118,187	—	118,187	—

Others	1,779	—	(3)	1,782

Total	¥1,136,409	¥801,020	¥332,688	¥2,701

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents

Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities

Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case its fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Equity securities

Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Securities investment trust

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Its fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and principal and they are all classified to Level 2.

Others

Others include fund of hedge funds and pension investment trust beneficiary rights. Its fair value is measured by inputs derived from unobservable data, which is classified to Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2010 are: domestic bonds, 40.0%; domestic stocks, 25.0%; foreign bonds, 10.0%; foreign stocks, 15.0%; and life insurance company general accounts, 10.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥7,629 million (0.7% of total plan assets) and ¥8,155 million (0.7% of total plan assets) at March 31, 2009 and 2010, respectively.

NTT Group expects to contribute ¥73,702 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2011.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2011	¥182,615
2012	182,350
2013	191,200
2014	189,046
2015	183,773
2016–2020	739,494

Total	¥1,668,478

In connection with a revision of NTT DATA’s personnel-secondment program, the cost of single sum payments which were paid to employees for earlier terminations was recognized as special termination benefits and amounted to ¥35,797 million for the fiscal year ended March 31, 2008.

(2)    Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

Since incorporation in April 1985, both NTT Group and its employees had made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“the NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan and, accordingly, contributions were recognized as an expense when they were required for the period.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥120,524 million, ¥120,718 million and ¥121,464 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

b)    The NTT CDBP (former NTT Plan)

NTT established the NTT Plan in April 1997. Both NTT Group and its employees made contributions to such plan to supplement the pension benefits to which the employees were entitled under the National Plan. The NTT Plan was regulated under the Japanese Welfare Pension Insurance Law and covered a substitutional portion of the National Plan.

The NTT Plan is considered a defined benefit pension plan and is accounted for separately from the severance payments and the contract-type corporate pension plans as described in the preceding paragraph in (1) above.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2009 and 2010. NTT uses a March 31 measurement date.

	2009	2010
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,241,986	¥1,294,309
Service cost	37,043	36,415
Interest cost	28,419	28,084
Actuarial loss (gain)	11,294	9,298
Other	(4,186)	(7,831)
Benefit payments	(20,247)	(21,493)

Benefit obligation, end of year	1,294,309	1,338,782

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	958,533	830,614
Actual return on plan assets	(115,943)	105,893
Employer contributions	8,058	7,903
Employee contributions	3,712	3,605
Other	(3,499)	(5,166)
Benefits payments	(20,247)	(21,493)

Fair value of plan assets, end of year	830,614	921,356

At March 31:
Under funded status	¥(463,695)	¥(417,426)

The following table provides the amounts recognized in the consolidated balance sheets:

	2009	2010
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(463,695)	¥(417,426)
Accumulated other comprehensive loss	203,104	110,186

Net amount recognized	¥(260,591)	¥(307,240)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2009	2010
	Millions of yen
At March 31:
Net actuarial loss	¥221,094	¥123,579
Prior service cost(*)	(17,990)	(13,393)

Total	¥203,104	¥110,186

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The accumulated benefit obligation was ¥1,102,065 million and ¥1,145,687 million at March 31, 2009 and 2010, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2010 included the following components:

	2008	2009	2010
	Millions of yen
Service cost	¥39,040	¥37,043	¥36,415
Interest cost on projected benefit obligation	43,273	28,419	28,084
Expected return on plan assets	(32,506)	(23,994)	(20,539)
Amortization of net actuarial loss	6,573	8,122	18,869
Amortization of prior service cost	(4,531)	(4,531)	(4,597)
Employee contributions	(4,042)	(3,712)	(3,605)

Net periodic benefit cost	47,807	41,347	54,627
Gain on transfer of the substitutional portion of the Employee Pension Fund	(317,556)	—	—

Total	¥(269,749)	¥41,347	¥54,627

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2009 and 2010 are as follows:

	2009	2010
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥151,231	¥(76,056)
Amortization of net actuarial loss	(8,122)	(18,869)
Amortization of prior service cost	4,531	4,597
Other	67	(2,576)

Total	¥147,707	¥(92,904)

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2011 amount to ¥12,488 million and ¥(4,526) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2008	2009	2010
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.3%	2.2%	2.1%
Rate of compensation increase	3.4%	3.4%	3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.2%	2.3%	2.2%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2010. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

	2010
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥1,355	¥1,355	—	—

Debt securities
Japanese government bonds/local government bonds	241,374	216,988	24,386	—
Domestic corporate bonds	242,272	—	242,272	—
Foreign government bonds	55,681	51,006	4,675	—
Foreign corporate bonds	2,871	263	1,471	1,137

Equity securities
Domestic	178,172	175,719	2,453	—
Foreign	84,748	84,748	—	—

Securities investment trust
Domestic/debt securities	21,661	—	21,661	—
Domestic/equity securities	14,811	—	14,811	—
Foreign/debt securities	8,643	—	8,643	—
Foreign/equity securities	9,420	—	9,420	—
Life insurance company general accounts	53,146	—	53,146	—
Others	7,202	—	(2)	7,204

Total	¥921,356	¥530,079	¥382,936	¥8,341

Cash and cash equivalents

Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities

Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case its fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Equity securities

Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities investment trust

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and principal and they are all classified to Level 2.

Others

Others include loans to employees and leasing receivables, which are all classified to Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2010 are: domestic bonds, 57.9%; domestic stocks, 18.3%; foreign bonds, 7.8%; foreign stocks, 10.5%; and life insurance company general accounts, 5.5%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥4,739 million (0.6% of total plan assets) and ¥5,375 million (0.6% of total plan assets) at March 31, 2009 and 2010, respectively.

NTT Group expects to contribute ¥7,643 million to the NTT CDBP in the fiscal year ending March 31, 2011.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2011	¥24,658
2012	31,069
2013	34,332
2014	37,692
2015	40,671
2016–2020	238,320

Total	¥406,742

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥61,856 million, ¥58,839 million and ¥56,927 million for the fiscal years ended March 31, 2008, 2009 and 2010, respectively, and NTT expects such contributions will decrease year by year.

11.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	Millions of yen
Income (loss) from continuing operations	¥520,777	¥370,083	¥447,001
Equity in earnings (losses) of affiliated companies	10,882	(2,634)	4,821
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(23,888)	(11,307)	16,013
Unrealized gain (loss) on derivative instruments	(357)	3,615	(562)
Foreign currency translation adjustments	893	(13,348)	3,558
Pension liability adjustments	(61,399)	(158,242)	79,525

Total income taxes	¥446,908	¥188,167	¥550,356

Virtually all of NTT Group’s income (loss) before income taxes and equity in earnings (losses) of affiliated companies, for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2008, 2009 and 2010, NTT and its domestic subsidiaries are subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2010, NTT had 120 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Reconciliations of the difference between the actual effective income tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2008	2009	2010
Statutory tax rate	40.64%	40.64%	40.65%
Tax credit	(0.55)	(0.81)	(1.80)
Net change in valuation allowance	1.77	0.71	0.98
Net change in deferred tax liability on change in interest in and reorganization of subsidiaries	(2.79)	(7.85)	(0.39)
Other	0.31	0.80	0.47

Effective tax rate	39.38%	33.49%	39.91%

Significant components of deferred tax assets and liabilities at March 31, 2009 and 2010 are as follows:

	2009	2010
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥667,866	¥592,265
Accrued enterprise tax	22,566	19,337
Property, plant and equipment and intangible assets principally due to differences in depreciation	414,788	437,383
Compensated absences	105,308	105,030
Accrued bonus	44,814	45,290
Unamortized purchases of leased assets	19,163	14,897
Operating loss carryforwards	217,012	186,745
Unrealized losses on securities	5,577	—
Accrued liabilities for loyalty programs	72,073	110,700
Deferred revenues regarding Nikagetsu Kurikoshi	35,774	29,451
Foreign currency translation adjustments	12,550	8,993
Other	153,515	150,283

Total gross deferred tax assets	1,771,006	1,700,374
Less—Valuation allowance	(301,022)	(265,850)

Total deferred tax assets	1,469,984	1,434,524

Deferred tax liabilities:
Unrealized gains on securities	—	(6,952)
Special depreciation reserve	(1,046)	(83)
Issuance of subsidiaries common stock etc.	(361,151)	(354,449)
Other	(112,137)	(136,241)

Total gross deferred tax liabilities	(474,334)	(497,725)

Net deferred tax assets	¥995,650	¥936,799

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance at March 31, 2009 and 2010 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the fiscal years ended March 31, 2008 and 2009 were increases of ¥23,359 million and ¥21,449 million respectively, and for the year ended March 31, 2010 was a decrease of ¥35,172 million.

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

In July 2008, NTT DOCOMO reorganized its group structure by integrating eight regional subsidiaries, consolidating its nationwide business operations under a single entity. This consolidation reduced taxable temporary difference between NTT’s book basis and tax basis of its investment in NTT DOCOMO and resulted in decrease in income tax expense by ¥56,920 million in the consolidated statement of income for the fiscal year ended March 31, 2009.

Net deferred tax assets at March 31, 2009 and 2010 are included in the consolidated balance sheets as follows:

	2009	2010
	Millions of yen
Deferred income taxes (current assets)	¥266,480	¥257,793
Deferred income taxes (investments and other assets)	871,272	828,935
Other current liabilities	—	(1,124)
Other long-term liabilities	(142,102)	(148,805)

Total	¥995,650	¥936,799

At March 31, 2010, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥862,918 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen
Within 5 years	¥490,214
6 to 20 years	334,699
Indefinite periods	38,005

Total	¥862,918

As of March 31, 2008, 2009 and 2010, NTT Group had no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years ended March 31, 2008, 2009 and 2010 are immaterial. At March 31, 2010, NTT and its major domestic subsidiaries were no longer subject to regular income tax examinations by the tax authority for tax years before March 31, 2008.

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

13.    Equity:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2007	15,741,209	1,921,540.08
Acquisition of treasury stock through purchase of fractional shares	—	3,475.80
Purchase of treasury stock under resolution of the board of directors	—	178,698.00
Resale of treasury stock to fractional shareholders	—	(1,243.06)
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	10,623
Purchase of treasury stock under resolution of the board of directors	—	6,386,800
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,252)
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)

Balance at March 31, 2010	1,574,120,900	250,923,665

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

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares (pre-stock split) of its common stock for a total purchase price of ¥169,767 million from July through December 2008. In January 2009, NTT acquired 6,386,800 shares of its common stock after the stock split for ¥30,233 million and concluded its repurchase of its common stock authorized by the board of directors’ resolution. There was no further resolution for the acquisition of common stock by NTT at the shareholders’ meeting on June 24, 2009.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2010 was ¥1,182,842 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2010 includes amounts representing final cash dividends of ¥79,392 million, ¥60 per share, which were approved at the shareholders’ meeting held on June 24, 2010.

On May 14, 2010, the board of directors resolved that the basic policy on cancellation of treasury stock owned by the Company was adopted as stated below.

1.	All treasury stock owned by the Company as of March 31, 2010 (250,923,665 shares) shall be cancelled over two fiscal years.

2.	One-half of the treasury stock shall be cancelled during this calendar year and the remainder of the treasury stock shall be cancelled during the following fiscal year ending March 31, 2012.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2008, 2009 and 2010 in accumulated other comprehensive income (loss) is shown below:

	2008	2009	2010
	Millions of yen
Unrealized gain (loss) on securities:
At beginning of year	¥62,615	¥39,028	¥17,470
Change during the year	(23,587)	(21,558)	15,658

At end of year	¥39,028	¥17,470	¥33,128

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥(2,937)	¥(3,481)	¥1,613
Change during the year	(544)	5,094	(927)

At end of year	¥(3,481)	¥1,613	¥686

Foreign currency translation adjustments:
At beginning of year	¥28,153	¥29,773	¥(16,265)
Change during the year	1,620	(46,038)	7,787

At end of year	¥29,773	¥(16,265)	¥(8,478)

Pension liability adjustments:
At beginning of year	¥14,698	¥(91,748)	¥(344,735)
Change during the year	(106,446)	(252,987)	129,793

At end of year	¥(91,748)	¥(344,735)	¥(214,942)

Total accumulated other comprehensive income (loss):
At beginning of year	¥102,529	¥(26,428)	¥(341,917)
Change during the year	(128,957)	(315,489)	152,311

At end of year	¥(26,428)	¥(341,917)	¥(189,606)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the details of change in unrealized gain (loss) on derivative instruments (net of tax) as follows:

	2008
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥601	¥343
Less—Reclassification adjustment for realized gain included in net income	(1,502)	(887)

Net change in unrealized gain (loss) on derivative instruments	¥(901)	¥(544)

	2009
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥11,817	¥6,926
Less—Reclassification adjustment for realized gain included in net income	(3,108)	(1,832)

Net change in unrealized gain (loss) on derivative instruments	¥8,709	¥5,094

	2010
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥668	¥367
Less—Reclassification adjustment for gain included in net income	(2,157)	(1,294)

Net change in unrealized gain (loss) on derivative instruments	¥(1,489)	¥(927)

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2009 and 2010:

	2009	2010
	Millions of yen
Net gain (loss) arising during period, before tax	¥(402,177)	¥193,129
Prior service cost arising during period, before tax	—	56

Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	11,084	45,693
Amortization of transition obligation	175	141
Amortization of prior service cost	(32,138)	(26,889)
Other	11,827	(2,812)

Change of pension liability adjustments during the year, before tax	(411,229)	209,318

Income tax expense related to pension liability adjustments	158,242	(79,525)

Change of pension liability adjustments during the year, net of tax	¥(252,987)	¥129,793

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the fiscal years ended March 31, 2008, 2009 and 2010 are shown below:

	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
For the fiscal year ended March 31, 2008:
Unrealized gain (loss) on securities	¥(53,878)	¥23,888	¥(29,990)
Unrealized gain (loss) on derivative instruments	(834)	357	(477)
Foreign currency translation adjustments	4,644	(893)	3,751
Pension liability adjustment	(172,458)	61,399	(111,059)

Other comprehensive income (loss)	¥(222,526)	¥84,751	¥(137,775)

For the fiscal year ended March 31, 2009:
Unrealized gain (loss) on securities	¥(36,203)	¥11,307	¥(24,896)
Unrealized gain (loss) on derivative instruments	8,577	(3,615)	4,962
Foreign currency translation adjustments	(73,641)	13,348	(60,293)
Pension liability adjustments	(424,372)	158,242	(266,130)

Other comprehensive income (loss)	¥(525,639)	¥179,282	¥(346,357)

For the fiscal year ended March 31, 2010:
Unrealized gain (loss) on securities	¥36,582	¥(16,013)	¥20,569
Unrealized gain (loss) on derivative instruments	(1,526)	562	(964)
Foreign currency translation adjustments	13,202	(3,558)	9,644
Pension liability adjustments	214,494	(79,525)	134,969

Other comprehensive income (loss)	¥262,752	¥(98,534)	¥164,218

14.    Fair Value Measurements:

The inputs to valuation techniques used to measure fair value are required to categorize by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2009 and 2010 are as follows:

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥79,972	¥79,972	¥—	¥—
Foreign equity securities	86,834	86,834	—	—
Domestic debt securities	10,916	920	9,996	—
Foreign debt securities	2,785	11	2,774	—
Derivatives:
Forward exchange contracts	16	—	16	—
Interest rate swap agreements	3,494	—	3,494	—
Currency swap agreements	2,695	—	2,695	—
Liabilities
Derivatives:
Forward exchange contracts	2	—	2	—
Interest rate swap agreements	1,509	—	1,509	—
Currency swap agreements	¥4,140	¥—	¥4,140	¥—

There were no significant transfers between Level 1 and Level 2.

	2010
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥87,411	¥87,282	¥129	¥—
Foreign equity securities	109,858	109,858	—	—
Domestic debt securities	15,187	1,010	13,110	1,067
Foreign debt securities	2,846	102	2,744	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	3,342	—	3,342	—
Currency swap agreements	946	—	946	—
Liabilities
Derivatives:
Forward exchange contracts	196	—	196	—
Interest rate swap agreements	2,178	—	2,178	—
Currency swap agreements	4,385	—	4,385	—
Currency option agreements	¥1,552	¥—	¥1,552	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities—

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Derivatives—

Derivatives comprised forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2009 and 2010 are as follows: Nonfinancial assets and nonfinancial liabilities measured at fair value on nonrecurring basis are stated from the fiscal year ended March 31, 2010.

	2009
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of yen
Assets
Investments in affiliates	¥11,391	¥6,359	¥—	¥5,032	¥15,189
Cost method investments	2,405	—	—	2,405	9,308

	2010
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of yen
Assets
Real estate	¥18,411	—	—	¥18,411	¥6,294
Cost method investments	6,629	—	6,017	612	7,963
Goodwill	9,788	—	—	9,788	3,750

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Cost method investments—

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, if active market prices of similar assets are available, fair value is measured by quoted prices for similar assets, which is classified to Level 2. If active market prices of similar assets are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to Level 3.

Real estate—

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down to its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified to Level 3.

Real estate in the table above includes that transferred from inventories to property, plant and equipment as a result of a change in use or sold to others after measuring fair value.

Goodwill—

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to Level 3.

15.    Business segment and geographic information:

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

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Business segments—

Sales and operating revenue:

Year Ended March 31	2008	2009	2010
	Millions of yen
Sales and operating revenue:
Regional communications business—
Customers	¥3,591,767	¥3,499,092	¥3,449,437
Intersegment	617,962	565,680	514,906

Total	4,209,729	4,064,772	3,964,343
Long distance and international communications business—
Customers	1,199,840	1,191,989	1,145,949
Intersegment	122,970	123,507	113,693

Total	1,322,810	1,315,496	1,259,642
Mobile communications business—
Customers	4,652,696	4,398,425	4,243,432
Intersegment	59,131	49,555	40,972

Total	4,711,827	4,447,980	4,284,404
Data communications business—
Customers	928,839	997,621	1,007,274
Intersegment	130,675	129,621	125,239

Total	1,059,514	1,127,242	1,132,513
Other—
Customers	340,549	329,178	335,284
Intersegment	844,531	836,012	797,332

Total	1,185,080	1,165,190	1,132,616
Other—Corporate adjustment(*)	(32,800)	—	—
Elimination	(1,775,269)	(1,704,375)	(1,592,142)

Consolidated total	¥10,680,891	¥10,416,305	¥10,181,376

(*)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage (Note 2). This adjustment of revenue is not included in the measure of segment results received and used by NTT Group’s chief operating decision maker. Consequently, the amounts of ¥(26,994) million and ¥(5,806) million are not reflected in the information reported for the regional communications business segment and the long distance and international communications business segment, respectively, for the fiscal year ended March 31, 2008.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

Year Ended March 31	2008	2009	2010
	Millions of yen
Operating income (loss):
Regional communications business	¥285,631	¥70,454	¥82,105
Long distance and international communications business	105,815	96,861	98,230
Mobile communications business	796,501	825,403	828,449
Data communications business	58,841	86,772	64,866
Other	78,900	15,178	13,326

Total	1,325,688	1,094,668	1,086,976
Other—Corporate adjustment(*)	(32,800)	—	—
Elimination	11,721	15,084	30,717

Consolidated operating income	1,304,609	1,109,752	1,117,693
Other income	145,950	167,505	102,071
Other expenses	128,268	172,094	99,693

Consolidated income (loss) before income taxes and equity in earnings (losses) of affiliated companies	¥1,322,291	¥1,105,163	¥1,120,071

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥198	¥118	¥177
Long distance and international communications business	4,276	366	657
Mobile communications business	4,946	(2,074)	(3,105)
Data communications business	239	278	(142)
Other	21,367	(604)	11,207

Consolidated total	¥31,026	¥(1,916)	¥8,794

(*)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage. See Note 2 and note (*) to the table of segment sales and operating revenue.

Segment assets:

As of March 31	2008	2009	2010
	Millions of yen
Segment Assets:
Regional communications business	¥7,843,239	¥7,748,563	¥7,642,212
Long distance and international communications business	1,406,430	1,338,317	1,315,930
Mobile communications business	6,278,088	6,639,893	6,905,750
Data communications business	1,267,830	1,361,709	1,324,508
Other	10,146,404	9,925,600	9,901,694

Total segment assets	26,941,991	27,014,082	27,090,094
Elimination	(8,423,212)	(8,217,694)	(8,151,039)

Consolidated total assets	¥18,518,779	¥18,796,388	¥18,939,055

(Note)	Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See Note 8.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2008	2009	2010
	Millions of yen
Depreciation and amortization:
Regional communications business	¥967,243	¥909,352	¥884,810
Long distance and international communications business	141,483	138,035	137,269
Mobile communications business	787,795	809,715	706,942
Data communications business	142,559	151,205	151,067
Other	114,165	123,549	125,165

Total	2,153,245	2,131,856	2,005,253
Elimination	8,633	7,319	6,811

Consolidated total	¥2,161,878	¥2,139,175	¥2,012,064

Gain on transfer of the substitutional portion of the Employee Pension Fund:
Regional communications business	¥245,569	¥—	¥—
Long distance and international communications business	9,496	—	—
Mobile communications business	24,702	—	—
Data communications business	15,910	—	—
Other	21,879	—	—

Consolidated total	¥317,556	¥—	¥—

Capital investments for segment assets:
Regional communications business	¥856,894	¥879,313	¥874,204
Long distance and international communications business	135,041	140,057	129,010
Mobile communications business	758,743	737,606	686,508
Data communications business	176,826	180,068	162,571
Other	201,357	208,020	134,831

Consolidated total	¥2,128,861	¥2,145,064	¥1,987,124

In addition to those items mentioned above, point program expenses relating to customer reward points are a material non-cash item in the mobile communications business. Point program expenses for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥84,342 million, ¥114,725 million and ¥142,220 million, respectively.

The capital investments in the above table represent the additions to fixed assets of each segment.

For segment information related to goodwill impairments, see Note 8.

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue and tangible long-lived assets attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2008, 2009 and 2010.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2009 and 2010 were as follows:

Class of property	2009	2010
	Millions of yen
Buildings	¥15,436	¥7,748
Machinery, vessels and tools	89,095	99,865
Accumulated depreciation	(66,942)	(65,002)

Total	¥37,589	¥42,611

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2010 are as follows:

Year ending March 31	Millions of yen
2011	¥26,043
2012	17,227
2013	10,937
2014	6,181
2015	3,600
Thereafter	8,903

Total minimum lease payments	72,891
Less—Amount representing interest	(7,834)

Present value of net minimum lease payments	65,057
Less—Current obligation*	(24,025)

Long-term capital lease obligations	¥41,032

*	Current obligation is included in “Other (Current liabilities)” in the consolidated balance sheets.

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥229,422 million, ¥230,192 million and ¥204,011, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2010 are as follows.

Year ending March 31	Millions of yen
2011	¥20,287
2012	17,284
2013	7,914
2014	1,959
2015	1,632
Thereafter	11,391

Total	¥60,467

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2008, 2009 and 2010 were ¥271,056 million, ¥268,197 million and ¥278,144 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥103,599 million, ¥99,865 million and ¥92,128 million, which are included in the selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

18.    Subsidiary stock transactions:

For the fiscal year ended March 31, 2008, NTT DOCOMO repurchased a total of 965,666 shares for ¥172,994 million. As a result, NTT’s interest in NTT DOCOMO increased from 63.4% to 64.8%. Goodwill of ¥16,760 million was recorded on the consolidated balance sheet as of March 31, 2008 related to the repurchase transactions.

For the fiscal year ended March 31, 2009, NTT DOCOMO repurchased a total of 868,116 shares for ¥136,845 million. As a result, NTT’s interest in NTT DOCOMO increased from 64.8% to 66.2%. Goodwill of ¥26,701 million was recorded on the consolidated balance sheet as of March 31, 2009 related to the repurchase transactions.

The repurchases of shares by NTT DOCOMO resulting in increases in NTT’s ownership interest in NTT DOCOMO were accounted for as acquisitions of minority interests using the purchase method.

For the fiscal year ended March 31, 2010, NTT DOCOMO repurchased a total of 154,065 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.2% to 66.4%. “Additional paid-in capital” decreased by ¥2,061 million in the consolidated balance sheet as of March 31, 2010 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests since April 2009.

19.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2008, 2009 and 2010 were losses of ¥777 million, ¥1,668 million and ¥554 million, respectively, and are included in “Other, net” in the consolidated statements of income.

20.    Financial instruments:

Derivative instruments and, hedging activities—

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements and currency swap agreements. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management—

NTT Group from time to time enters into forward foreign exchange contracts, currency swap agreements and currency option agreements to hedge the risk of fluctuations in foreign currency exchange rates principally associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥235,800 million and ¥235,800 million at March 31, 2009 and 2010, respectively. As discussed in Note 9, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the fiscal year ended March 31, 2009 and 2010 were as follows:

	2009
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(67)	¥67

	2010
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(136)	¥136

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for all periods presented. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in Note 9, NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in Note 9, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay-fixed/receive-floating interest rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For all periods presented, these cash flow hedges were effective and the amount representing hedges’ ineffectiveness was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges.

The notional principal amounts of cash flow hedges at March 31, 2009 and 2010 were as follows:

	2009	2010
	Millions of yen
Forward exchange contracts	¥2,173	¥6,927
Interest rate swap agreements	122,634	153,130
Currency swap agreements	¥145,950	¥142,666

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal year ended March 31, 2009 and 2010 were as follows:

	2009	2010
	Millions of yen
Forward exchange contracts	¥(77)	¥26
Interest rate swap agreements	(530)	(339)
Currency swap agreements	9,590	(1,003)

Total	¥8,983	¥(1,316)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into earnings for the fiscal year ended March 31, 2009 and 2010 were as follows:

	Consolidated statements of income item	2009	2010
		Millions of yen
Forward exchange contracts	Other, net	¥50	¥(33)
Interest rate swap agreements	Other, net	(134)	(413)
Currency swap agreements	Other, net	3,192	2,603

Total		¥3,108	¥2,157

As of March 31, 2010, approximately ¥1,078 million of deferred net gains on derivative instruments in accumulated other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements and Currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2009 and 2010 were as follows:

	2009	2010
	Millions of yen
Forward exchange contracts	¥6	¥8
Interest rate swap agreements	97,000	80,000
Currency swap agreements	—	293
Currency option agreements	—	19,889

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal year ended March 31, 2009 and 2010 were as follows:

	Consolidated statements of income item	2009	2010
		Millions of yen
Forward exchange contracts	Other, net	¥(4,060)	¥(5)
Interest rate swap agreements	Other, net	(102)	(347)
Currency swap agreements	Other, net	(10,734)	14
Currency option agreements	Other, net	—	(1,552)

Total		(14,896)	(1,890)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities with carrying amounts that approximate fair values are not included in the table; such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll. Fair value information regarding “Marketable securities and other investments” is disclosed in Note 7.

	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥4,294,729	¥4,351,996	¥4,157,992	¥4,290,762

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31, 2009 and 2010 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2009	2010
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥16	¥8
Interest rate swap agreements
Prepaid expenses and other current assets	—	631
Other assets	3,433	2,697
Currency swap agreements
Other assets	2,695	932

Subtotal	6,144	4,268

Derivatives not designated as hedging instruments:
Interest rate swap agreements
Prepaid expenses and other current assets	8	—
Other assets	53	14
Currency swap agreements
Prepaid expenses and other current assets	—	14

Subtotal	61	28

Total	¥6,205	¥4,296

	2009	2010
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥2	¥196
Interest rate swap agreements
Other (Current liabilities)	24	51
Other (Long-term liabilities)	1,114	1,456
Currency swap agreements
Other (Current liabilities)	4	—
Other (Long-term liabilities)	4,135	4,385

Subtotal	5,279	6,088

Derivatives not designated as hedging instruments:
Interest rate swap agreements
Other (Current liabilities)	91	186
Other (Long-term liabilities)	281	485
Currency option agreements
Other (Current liabilities)	—	168
Other (Long-term liabilities)	—	1,384

Subtotal	372	2,223

Total	¥5,651	¥8,311

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent features in derivative instruments—

At March 31, 2010, NTT Group had no material derivative instruments that contain credit-risk-related contingent features, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2010.

21.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2010, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2011	¥269,081
2012	18,150
2013	16,879
2014	2,494
2015	963
Thereafter	3,958

Total	¥311,525

Contingent liabilities at March 31, 2010 for loans guaranteed amounted to ¥5,659 million.

At March 31, 2010, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

22.    Subsequent events:

There were no significant subsequent events other than those described in other footnotes of this consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2008:
Allowance for doubtful accounts	¥31,297	¥22,538	¥(17,549)	¥36,286

Fiscal year ended March 31, 2009:
Allowance for doubtful accounts	¥36,286	¥29,734	¥(20,812)	¥45,208

Fiscal year ended March 31, 2010:
Allowance for doubtful accounts	¥45,208	¥5,482	¥(9,598)	¥41,092

*1: Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2008:
Valuation allowance—Deferred tax assets	¥256,214	¥179,133	¥(155,774)	¥279,573

Fiscal year ended March 31, 2009:
Valuation allowance—Deferred tax assets	¥279,573	¥33,938	¥(12,489)	¥301,022

Fiscal year ended March 31, 2010:
Valuation allowance—Deferred tax assets	¥301,022	¥22,392	¥(57,564)	¥265,850