Form 20-F
period 2011-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2011-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2011
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

Common stock	1,323,135,067 shares

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

Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	18

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	53

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	53

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	96

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	105

ITEM	8	—	FINANCIAL INFORMATION	106

ITEM	9	—	THE OFFER AND LISTING	106

ITEM	10	—	ADDITIONAL INFORMATION	109

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	122

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	124

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	126

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	126

ITEM	15	—	CONTROLS AND PROCEDURES	126

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	127

ITEM	16B	—	CODE OF ETHICS	127

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	127

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	128

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	128

ITEM	16F	—	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	128

ITEM	16G	—	CORPORATE GOVERNANCE	128

PART III

ITEM	17	—	FINANCIAL STATEMENTS	130

ITEM	18	—	FINANCIAL STATEMENTS	130

ITEM	19	—	EXHIBITS	130

			SIGNATURES	131

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT and its subsidiaries and any of their respective predecessors in business, and the “predecessor corporation” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “NTT DOCOMO” refers to NTT DOCOMO, INC., “NTT DATA” refers to NTT DATA CORPORATION, “NTT Urban Development” refers to NTT URBAN DEVELOPMENT CORPORATION, “NTT Resonant” refers to NTT Resonant Inc. and “NTT Plala” refers to NTT Plala Inc. The Government of Japan is sometimes referred to herein as the “Government.”

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following data for each of the fiscal years ended March 31, 2007 through 2011 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of NTT and its subsidiaries. Consolidated Balance Sheets at March 31, 2010 and 2011, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three fiscal years ended March 31, 2009, 2010 and 2011 and the Notes to the Consolidated Financial Statements appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2007	2008	2009	2010	2011
	(in millions of yen)
Operating revenues	¥10,760,550	¥10,680,891	¥10,416,305	¥10,181,376	¥10,305,003
Operating expenses	9,653,535	9,376,282	9,306,553	9,063,683	9,090,094

Operating income (loss)	1,107,015	1,304,609	1,109,752	1,117,693	1,214,909
Other income (expenses)(1)	25,687	17,682	(4,589)	2,378	(39,112)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies(1)	1,132,702	1,322,291	1,105,163	1,120,071	1,175,797
Income tax expenses(1)	466,552	520,777	370,083	447,001	475,592
Equity in earnings (losses) of affiliated companies(1)	10,043	31,026	(1,916)	8,794	1,670
Net income (loss)	676,193	832,540	733,164	681,864	701,875

Less—Net income attributable to noncontrolling interests(1)	194,825	197,384	194,485	189,598	192,246

Net income (loss) attributable to NTT(1)	¥481,368	¥635,156	¥538,679	¥492,266	¥509,629

	2007	2008	2009	2010	2011
	(in yen, except share amount)
Per Share of common stock:(2)
Net income (loss) attributable to NTT(1)	348.29	461.07	400.41	372.01	385.16
Cash dividends, applicable to earnings for the year	¥80.00	¥90.00	¥110.00	¥120.00	¥120.00
Average number of Shares outstanding (adjusted to reflect stock split)(2)	1,382,076,916	1,377,561,362	1,345,302,411	1,323,262,483	1,323,173,389

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. The amounts in the table above for the fiscal year ended March 31, 2007 have been adjusted accordingly.
(2)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for “Per Share of common stock” and “Average number of Shares outstanding” are adjusted for the stock split. As of the end of the fiscal year ended March 31, 2011, NTT had 1,323,135,067 Shares outstanding. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2007	2008	2009	2010	2011
	(in millions of yen)
Current assets	¥3,891,168	¥3,990,131	¥4,068,051	¥4,245,699	¥4,770,297
Property, plant and equipment (net)	10,423,812	10,385,579	10,201,519	10,057,546	9,900,640
Total assets(1)	18,291,141	18,518,779	18,796,388	18,939,055	19,665,596
Current liabilities	3,730,813	3,911,909	3,694,199	3,588,310	3,689,072
Long-term liabilities(1)	5,605,017	5,332,111	5,956,559	5,579,866	5,895,592
Capital stock (common stock plus additional paid-in capital)	3,782,053	3,779,029	3,778,987	3,776,877	3,771,979
NTT shareholders’ equity(1)	7,120,768	7,410,761	7,298,110	7,788,153	8,020,734
Equity(1)	¥8,955,311	¥9,274,759	¥9,145,630	¥9,770,879	¥10,080,932

(1)	NTT has retroactively applied the equity method of accounting to prior years for an affiliate investment as a result of the acquisition by NTT Group of additional shares of the affiliate during the fiscal year ended March 31, 2008. The amounts as of March 31, 2007 in the above table have been adjusted accordingly.

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since NTT’s founding in 1985. The year-end dividend is suggested by the board of directors and is subject to approval by shareholders, at the ordinary general meeting of shareholders required to be held in June of each year, and by the Minister of Internal Affairs and Communications. Immediately following approval thereof at the meeting and approval of the minister, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or in kind (except for Shares). In addition to year-end dividends, NTT may make cash distributions from its retained earnings (interim dividends) to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the minister.

For NTT’s dividend policy, please see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and board of director (interim dividend) approval dates, as applicable, payment dates and amount of dividends (expressed in Japanese yen) paid by NTT for each of the six-month periods indicated.

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share
			(in yen)
September 30, 2006	November 10, 2006	December 12, 2006	¥40
March 31, 2007	June 28, 2007	June 29, 2007	¥40
September 30, 2007	November 9, 2007	December 6, 2007	¥45
March 31, 2008	June 25, 2008	June 26, 2008	¥45
September 30, 2008	November 7, 2008	December 9, 2008	¥55
March 31, 2009	June 24, 2009	June 25, 2009	¥55
September 30, 2009	November 9, 2009	December 10, 2009	¥60
March 31, 2010	June 24, 2010	June 25, 2010	¥60
September 30, 2010	November 9, 2010	December 13, 2010	¥60
March 31, 2011	June 23, 2011	June 24, 2011	¥60

(*)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for Dividend per Share are adjusted for the stock split. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

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

On June 10, 2011, the Noon Buying Rate (as defined below) was US$1 = ¥80.26.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2007	121.02	112.26	116.55	117.56
2008	123.39	99.85	113.61	99.85
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76

Months of 2010	High(4)	Low(4)	Average(5)	Period-end(6)
January	83.36	81.56	82.63	81.97
February	83.79	81.48	82.54	81.94
March	82.98	78.74	81.65	82.76
April	85.26	81.31	83.18	81.31
May	82.12	80.12	81.13	81.29
June (through June 10, 2011)	80.98	79.87	80.35	80.26

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

Risks associated with the business environment and NTT Group’s corresponding business strategies

NTT Group’s business may be affected by the economic situation globally and in Japan.

In the fiscal year ended March 31, 2011, the global economy recovered at a moderate pace as a result of economic stimulus measures in various countries. The Japanese economy also continued to show signs of moderate improvement, but was unable to achieve a full-scale recovery because of a rapid increase in the value of the yen and rising resource costs, as well as the effects of the Great East Japan Earthquake, which occurred in March 2011. With regards to the economic outlook for the future, although there are concerns of a slowdown in some developed economies as stimulus measures expire, the global economy is expected to continue experiencing growth. For the Japanese economy, while earthquake recovery efforts are anticipated, it is expected that in the short term there will be strong pressure holding back growth, particularly in terms of production, and there is a concern that both corporate and consumer confidence will worsen. For these reasons, severe conditions are expected to continue in Japan.

In the information and communications market, there are short-term concerns regarding the effects of power supply restrictions and disruptions to the supply chain on the stable supply of services and products. As most of NTT Group’s business revenues arise from the provision of services in Japan, NTT Group’s financial condition and results of operations may be affected. In the solutions business, corporate IT investments have been restrained by, among other things, the decline in corporate earnings caused by reduced personal consumption following the Great East Japan Earthquake. Meanwhile, customers are making increasingly severe demands regarding costs and requiring very stringent evaluations on the possible effects of IT investments, which may lead to declines in the sales prices of systems and services provided by NTT Group in the current market environment.

NTT Group’s other businesses include the real estate business and finance business. In the real estate business, NTT Group’s financial condition and results of operations may be impacted by a decrease in the profitability of investments if there is a decrease in demand in the real estate leasing market or apartment sales market as a result of the economic slowdown. In the finance business, in order to minimize losses incurred through the insolvency of counterparties, NTT Group has been making an effort to manage the extension of credit based on the creditworthiness of its counterparties. However, the economic circumstances of these counterparties may change due to the impact of the economic slowdown, which may lead to unrecoverable loans, potentially affecting NTT Group’s financial condition and results of operations.

Further, if because of the depressed stock and financial markets the asset value of investment securities and other assets owned by NTT Group declines, impairment losses may adversely affect NTT Group’s results of operations. In addition, real estate sales and pension investments by NTT Group may suffer further effects.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models. NTT Group faces competition in all of its business segments, including the regional communications business, long distance and international communications business, mobile communications business and data communications business. For details, please see “Item 4—Information on the Company—Competition.”

The current information and communications market is moving towards a major paradigm shift, with, among other things, innovation occurring extremely quickly and significant advances occurring in mobile and broadband technologies, while at the same time globalization is rapidly advancing. NTT Group is now competing not only with domestic telecommunications carriers who have networks, but also with businesses operating globally under a vertically integrated business model where everything from terminals to content and applications are provided as a set. In addition, the development of a variety of new fixed-mobile convergence services that combine fixed-line with mobile services is expected to accelerate going forward.

NTT Group believes that it maintains a competitive advantage over other companies in Japan’s information and communications market. However, along with the changing competitive environment, NTT Group must further expand its business in the highly competitive broadband market as the conventional fixed-line telephone market shrinks. There is no guarantee that NTT Group will be able to maintain its current competitive advantage. Current and future competition from other market participants may have an effect on NTT Group’s future growth and profitability.

The conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors, and alternative services provided by competitors are gaining an increasing number of customers. To be more competitive, NTT Group plans to strengthen its “Hikari Denwa” and other IP telephone services. However, revenues could fall more than expected as customers of NTT East and NTT West may switch to services of other companies as a result of competition with other companies offering IP telephone services using fiber-optic services or CATV lines.

In the fixed broadband business market, access lines are becoming more diverse, faster and less expensive. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic services have expanded to account for over half of broadband services in Japan. However, NTT Group expects that competition with providers of other fiber-optic services, CATV and wireless broadband will continue. As a result, NTT Group may experience a decrease in market share or a need to reduce its rates further. To address such competition, NTT may be required to incur more expenses than anticipated to increase its customer base, which may have an effect on NTT Group’s financial condition and results of operations.

With regard to the upper layer services (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies are expected to continue entering the market in a variety of forms from a multitude of fields. As a result, if the competitive environment going forward is more severe than anticipated, NTT may not secure its anticipated market share.

In the mobile communications market, there is a move away from the conventional vertically integrated market, the application market is expanding in conjunction with the popularity of smartphones, ultra-high-speed broadband is now available using LTE* and other technologies, and competition is growing more intense not only within each market layer (handset, network, communication platform, and content and application layers), but across the layers as well. In addition, with Mobile Number Portability (“MNP”) in Japan, the emergence of new businesses, the diversification of rate plans, and the introduction of new services, NTT Group faces fierce competition with other businesses in the telecommunications industry. Moreover, some carriers are already offering fixed-mobile convergence services with features such as integrated invoices, combined point programs for both mobile and fixed-line services, and free calls between mobile and fixed-line phones, and it is possible that these carriers will further develop their line-up of services that provide a high level of customer convenience. Competition may escalate further with the advent of other new low-cost and flat rate services and technologies (including fixed or mobile IP telephone services, fixed-line high speed broadband services, digital broadcasting and wireless Local Area Networks (“LAN”), either provided as stand-alone services or in packages). In addition, NTT Group’s ability to provide similar services may be restricted by regulations. Under these market conditions, the number of subscriptions that NTT Group acquires or retains may be lower than anticipated, and the costs required to acquire or retain subscribers may be greater than anticipated, which consequently may adversely affect the financial condition and performance of NTT Group. In this competitive market environment, in order to provide more advanced and wide-ranging services and increase convenience for its customers, NTT Group has provided various new rate plans and rate revisions. However, NTT Group cannot be certain that these measures will enable it to acquire new subscriptions or maintain existing subscription levels. While the diversification of such rate systems could lead to a decline in ARPU, if the trend of subscribers using and switching to flat-rate services is not what NTT Group expects, its ARPU may decrease more than expected. The foregoing factors may have an effect on NTT Group’s financial condition and operating results.

The solutions business, which is the focal area of NTT DATA’s business, is expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their efforts to this business. Moreover, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition. There are uncertainties regarding the future growth of these markets, and intensification of competition resulting from the aggressive market entry of competing companies may have an effect on NTT Group’s financial condition and its operating results.

*	Abbreviation of Long Term Evolution, a mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project (“3GPP”).

Growth of new businesses and migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services and other market developments may not progress as anticipated.

In Japan’s information and communications market, as the rollout of broadband and ubiquitous services rapidly progresses, fiber-optic services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, services and handsets are becoming more diverse and advanced. Many other dramatic changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new network-based businesses.

Going forward, the further development of broadband services is expected to lead to increased distribution of content and applications, and the importance of the content and applications layer in business development is expected to grow. With respect to the IP Television service “Hikari TV” distributed over “FLET’S Hikari,” NTT Group endeavored to expand the content of its video distribution service by launching the provision of IP retransmissions of satellite broadcasts and of 3D content, among others. Also, for corporate customers, NTT Group worked to enhance its service menu for cloud services, for which market expansion is anticipated going forward.

Further, going forward, while making an effort to expand its broadband user foundation by introducing convenient fee schedules such as the two-tiered fixed-rate service “FLET’S Hikari Light,” NTT Group will, through efforts in collaboration with other businesses, endeavor to achieve further popularization and expansion of fiber-optic services.

However, revenues may not grow as anticipated if the following were to occur: the market for fiber-optic services does not expand as anticipated due to diminished investment by businesses and a decline in consumer confidence, or less than anticipated expansion of video delivery services and other fiber-optic services; rate reductions for fiber-optic access services are greater than anticipated; any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved; highly convenient services such as video distribution services that make the best possible use of the Next Generation Network (“NGN”) features including high quality and high security levels do not emerge as anticipated; or other companies’ fiber-optic service, CATV, wireless and broadband services have a greater than expected expansion. In addition, there is the risk that these large shifts in NTT Groups’ revenue structure will result in the profitability of the communication services layer declining faster than expected.

Fixed-line IP services have expanded with the spread of broadband services and Internet connection services, such as the Open Computer Network (“OCN”) service, and with the provision of a variety of IP-related services targeted at corporate customers. However, the decline in unit prices continues due to the migration to IP-related services that provide broadband communication with greater bandwidths at lower costs and the consolidation and/or elimination of corporate private networks.

In both the corporate and residential markets, fiber-optic IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for the high quality “Hikari Denwa” fiber-optic access IP telephone service and its other IP telephone services, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from fiber-optic services and broadband and ubiquitous services, as well as cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if one-time costs for the migration from the existing networks to the NGN become greater than anticipated, or if the burden of maintaining duplicative facilities for the existing networks and the NGN does not decline as anticipated, there is a risk that NTT Group’s earnings and expenses may be adversely affected.

In the fiscal year ended March 31, 2011, NTT Group began its systematic full-scale migration from the existing IP network to the NGN, targeted for completion in the fiscal year ending March 31, 2013. NTT Group announced its migration plan from existing PSTN networks to the NGN in November 2011. However, if the migration to the NGN does not progress as anticipated, the maintenance costs for duplicative facilities for a prolonged period and other transient costs may affect the financial condition and results of operations of NTT Group.

In the mobile communications business, NTT Group believes that an increase in revenues from factors such as the expansion of packet and other communications services from “i-mode” services and the promotion of services such as “sp-mode” services for smartphones, the development and spread of credit and other services, such as FeliCa (a service allowing customers to use their mobile phones to pay for certain goods and services) that are useful in customers’ personal and business lives, and the development of social support services in the fields of environment, ecology, healthcare, medicine, finance, settlement, education, and others, is one of the critical elements for future growth. Nevertheless, development of these services may be curtailed if partners and content providers required for the provision of services and usage methods are not developed as expected, new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal, manufacturers and content providers cannot provide handsets and content in a timely manner and at appropriate prices, sustained or new growth is not achieved because the “i-mode” service and other current or future data transmission services for smartphones of NTT DOCOMO, or other services, including social support services, are insufficient or not attractive enough to maintain current subscribers or attract new ones, or market demand for handset functions is not as envisioned, and as a result, handset costs cannot be reduced, or HSDPA*, HSUPA** or LTE with higher communication speed cannot be expanded as scheduled.

*	Abbreviation of High Speed Downlink Packet Access, a technology for high-speed packet data transmission from base station to handset based on Wideband Code Division Multiple Access, or W-CDMA.
**	Abbreviation of High Speed Uplink Packet Access, a technology for high-speed packet data transmission from handset to base station based on W-CDMA.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of business may not produce the returns or provide the opportunities NTT Group expects, and may be beyond the control of NTT Group.

NTT Group has sought to enter into joint ventures, alliances and collaborations, mainly with companies and organizations outside Japan, focusing on mobile services, IP networks and IP service platforms in order to respond to the need for high-quality, comprehensive information communication technology (“ICT”) services from corporate customers in Japan and abroad with global end-to-end, one-stop services. In addition, NTT Group continues to seek to make investments in, form affiliations with, and collaborate with domestic and overseas companies with the goal of expanding non-traffic businesses. However, NTT Group may not be able to maintain or enhance the value or performance of domestic and overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future, or achieve sufficient synergies with these operations.

Over the past few years, NTT Group has made proactive efforts to strengthen its global businesses. With regards to its global customer base of 10,000 companies, including those of overseas subsidiaries of group companies, along with providing rapid and low-cost services by harnessing group company synergies and cross selling, NTT Group will make an effort to expand its global area coverage and ICT service lineup in order to strengthen its services. To strengthen the framework for promoting such global strategy, a “Global Strategy Committee” and a “Global Personnel Committee” have been established consisting of representatives from group companies, including foreign subsidiaries. However, with the increase in foreign subsidiaries having different corporate cultures, there is the possibility that the merits of diversification will be outweighed by the inability to implement appropriate controls, or that differences in thinking and awareness with respect to managerial ideas and vision will lead to difficulties in the implementation of strategies and conduct of operations.

For the reasons stated above, NTT may record write-downs related to the impaired value of investments in future periods.

NTT Group may not achieve anticipated cost savings.

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in its fixed-line communications business. Moreover, with the transition to fiber-optic access and IP networks, NTT Group is aiming to reduce costs by improving operational systems efficiency and through business process reengineering of call center operating locations. However, if countermeasures become necessary to address changes in the competitive environment or changes in the market environment due to the economic slowdown, or if the development of the IP network or migration from the existing IP network to the NGN is slower than anticipated, then sufficient cost reductions may not be achieved due to factors such as costs for simultaneously maintaining duplicate facilities for the existing IP network and the NGN not decreasing to the extent anticipated.

Also, with respect to capital expenditures, NTT Group expects to achieve significant cost reductions by reducing capital expenditures for fiber-optic access and the NGN by deploying the results of technical innovations, lowering the cost of equipment and improving construction methods. NTT Group aims to reduce the total amount of capital expenditures as a percentage of operating revenues by shifting the focus of capital expenditures to service creation businesses after capital expenditures in fiber optic access and the NGN stabilize at a lower level. However, in a case where capital expenditure efficiency is not attained as envisioned due to such factors as network capacity expansion in conjunction with the spread of smartphones, tablet devices and data transmission devices for PCs, the enhancement of data centers in conjunction with the development of cloud services, or the impact from the Great East Japan Earthquake of March 2011, it is possible that capital expenditures will exceed what was envisioned.

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

It is necessary for NTT Group to obtain licenses and other rights to use the intellectual property and other rights of third parties. Currently, NTT Group has obtained licenses from the holders of such rights by concluding agreements with such holders, and NTT Group plans to continue to obtain licenses from the holders of other intellectual property rights that are necessary for carrying out its future business. However, if agreement cannot be reached with the holders of such rights or if agreement concerning rights once granted cannot be maintained thereafter, NTT Group may not be able to provide certain technologies, products or services. Further, as NTT Group companies acquire foreign corporations, NTT Group businesses are becoming increasingly internationalized, and as a result, it is possible that a foreign corporation will assert infringement of intellectual property or other rights against NTT Group. If NTT Group is subject to assertions of infringement of intellectual property rights, NTT Group may be forced to expend considerable time and incur costs in reaching a resolution, and if such claims are determined adversely to NTT Group through a court judgment or through a settlement between the relevant parties, revenues from businesses related to such rights may decrease and NTT Group may be liable for damages for infringement of such rights, and NTT Group’s relevant business may be subject to an injunction, which may in turn adversely affect its financial condition and results of operations.

Risks associated with business management

System and network disruptions and issues with system architecture may affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built, deployed nation-wide and maintains fixed-line subscriber telephone, fiber-optic access and mobile communications networks. With respect to NTT Group’s networks, NTT Group has implemented a variety of measures to ensure safe and stable services, including redundancy, but it is possible that notwithstanding these measures, natural disasters such as earthquakes, tsunamis, typhoons and floods, hardware and software failure, terrorism, cyber-terrorism and various other events could cause network failure.

In particular, the occurrence of a large scale disaster could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and may result in the deterioration of NTT Group’s reputation for reliability and its corporate image. NTT Group’s financial condition and operating performance may be affected by reductions in income and substantial repair costs resulting from any such event.

NTT Group services and products using advanced, complicated technology have increased, resulting in increased quality control risk. NTT has made efforts to enhance service quality and reliability by making capital investments in its network facilities to strengthen network resilience and to accelerate response time. Nevertheless, if a service or product of NTT Group has a defect or similar problem, NTT may be held liable for damages arising from such problem, and the reputation and sales of NTT Group services and products may be affected.

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. NTT Group is proactively working on security countermeasures as a responsible service provider in the information and communications industry, but if those countermeasures are insufficient, it is possible that there will be cases of unauthorized access and virus infections, causing customers’ trust in NTT Group to diminish. In addition, the mobile handsets of NTT DOCOMO, which are equipped with payment and a variety of other functions, provide services from a great number of businesses other than NTT DOCOMO, and there is a possibility that problems will arise due to handset failure, defect or loss, or as a result of the insufficiencies of the services of other businesses.

With respect to the solutions business, NTT Group generally assumes full contractual responsibility at all stages—from the receipt of orders to delivery—for the building of systems and their delivery to clients. There is the possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

NTT’s reputation and credibility may be affected by fraud or misconduct in Japan or abroad, or by an inappropriate use or leak of confidential business information and personal information.

NTT Group is subject to a wide variety of related laws and regulations because it handles a wide variety of products and services both in Japan and abroad. NTT Group considers compliance with such laws to be an extremely important corporate responsibility and works to strengthen its compliance systems and ensure thorough compliance with the law. However, even with such countermeasures, there may be cases where it is not possible to eliminate compliance risks and reputation risks, including cases of improper personal behavior on the part of an employee. In such cases, there may be an impact on NTT Group’s financial conditions and result of operations.

In addition, mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including the personal information of customers. In April 2005, in connection with the full-scale implementation of the Law Relating to the Protection of Personal Information, NTT Group formulated the “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of confidential information including personal information. NTT Group expects to be able to ensure proper management of confidential information including personal information in accordance with its policy. However, if such confidential information is leaked or otherwise misused, there is a risk that such action may affect NTT Group’s business, including its reputation and credibility, and NTT Group’s ability to obtain new subscribers or secure selective governmental bids.

Misuse of products and services offered by NTT Group may have an adverse impact on the credibility and corporate image of NTT Group and could expose NTT Group to liabilities.

Inappropriate use of NTT Group’s products and services by users may result in a decrease in the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image, which may in turn affect NTT Group’s financial condition and results of operations.

A representative example is the occurrence of unsolicited bulk e-mails being sent through NTT DOCOMO’s e-mail services, including “i-mode mail” service, “Short Message Service” (“SMS”) and “sp-mode mail” service. Despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and suspending the use of or terminating contracts with companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. If NTT DOCOMO’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of “i-mode” and “sp-mode” subscriptions.

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

In addition, as handsets and services become more sophisticated, new issues may arise when subscribers are charged higher fees for packet transmission than they are aware of as a result of using handsets without fully recognizing the extent of their use of packet transmission in terms of frequency and volume. Also, there are issues concerning manners for phone usage in public places such as in trains and aircraft and the occurrence of car accidents caused by the use of mobile phones while driving.

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

The regulation of the Japanese telecommunications industry has been changed in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost (“LRIC”) Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecommunications laws aimed at promoting competition. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s financial condition and results of operations.

The “ICT Policy Task Force for a Global Era”, established by the Ministry of Internal Affairs and Communications (“MIC”) in October 2009, has been holding deliberations with the goal of realizing the “Hikari no Michi” vision, which aims to have all households using super high-speed broadband by around 2015. In December 2010, the MIC adopted a basic policy in relation to the “Hikari no Michi” vision. Currently, regulations and systems are being reviewed pursuant to the basic policy regarding the “Hikari no Michi” vision. The decisions by the government and others regarding regulations, and the resulting environmental changes in the telecommunications industry, may have an impact on NTT Group’s financial condition and results of operations.

For a summary of Government regulations currently under review, please see “Item 4—Information on the Company—Regulations.”

The frequencies that NTT DOCOMO can use are limited, and it is possible that it will not be able to secure adequate frequency spectrum for its operations.

NTT DOCOMO has limited frequencies available for its services. In areas such as the vicinity of major train stations in Tokyo and Osaka, NTT DOCOMO’s mobile communications network may suffer deterioration of service quality at peak times, when use of available frequencies is at or near its limit.

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

NTT DOCOMO is making efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies, such as HSDPA, HSUPA and LTE. However, there can be no assurance that NTT DOCOMO’s efforts will be sufficient to avoid the deterioration of service quality. If NTT DOCOMO is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or performance will be materially affected due to constraints in providing its wireless services or to the loss of subscribers to competitors.

NTT Group may be impacted by laws, regulations and systems relating to the reduction of greenhouse gas emissions.

In conjunction with the increasing diversification and sophistication of subscriber services, NTT has been expanding its telecommunication facilities and data centers, and, as a result, its power usage has trended upwards. NTT Group has implemented measures directed at reducing its greenhouse gas emissions, including the deployment of power-saving ICT devices, highly efficient power sources and air conditioning devices, as well as natural energy systems. It is possible, however, that the introduction of regulations for reducing greenhouse gases will result in cost increases, which may have an impact on the financial condition and operating results of NTT Group.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 36.62% of NTT’s issued Shares (40.10% of NTT’s outstanding Shares), which equates to 40.15% of the voting rights, calculated on the basis of issued shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at shareholder meetings of NTT and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, it was stated that the Government did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT in the past.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2011, the Government’s ownership of Shares was approximately 36.62% of NTT’s issued Shares (40.10% of NTT’s outstanding Shares). In the case that the NTT Law is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels treasury stock, the number of Shares the Government is allowed to sell would increase.

On May 14, 2010, the board of directors resolved the basic policy on cancellation of treasury stock owned by NTT Group, and all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) were resolved to be cancelled over a span of two fiscal years. In November 2010, NTT cancelled 125,461,833 shares held as treasury stock as its first cancellation, and the remaining shares are expected to be cancelled during the fiscal year ending March 31, 2012. Assuming such cancellations take place, the Government has budgeted the sale of 99,334,255 NTT Shares in the fiscal year ending March 31, 2012, which will be the amount exceeding the legislated minimum for mandatory holding of the Shares by the Government. The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an impact on the market price of Shares and ADSs.

For details regarding NTT Group’s relationship with the Government, please see “Item 4—Information on the Company—Regulations—Relationship with the Government.”

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	changes in economic conditions, fluctuations in exchange and interests rates, and volatility in securities and other financial markets in Japan and other countries;

(ii)	risks and uncertainties associated with NTT Group’s fund procurement;

(iii)	the effects of increased competition on market share and revenue;

(iv)	risks and uncertainties associated with the pricing of services, including risks and uncertainties associated with the reduction in revenues that may result from changes in rates;

(v)	the ability of NTT Group to maintain growth and the success of new products and services and new businesses;

(vi)	risks and uncertainties associated with the growth of new businesses, migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services, and other market developments;

(vii)	risks and uncertainties associated with projections of future usage of NTT Group’s networks, including broadband services, 3G mobile subscriber services, wireless broadband services through the LTE and other Internet-related businesses;

(viii)	risks and uncertainties associated with the effects of NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses on NTT Group’s financial condition and operating results;

(ix)	risks and uncertainties associated with the progress of NTT Group’s efforts to reduce costs;

(x)	technology substitution and changes in available technology;

(xi)	risks and uncertainties associated with NTT Group’s ability to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business;

(xii)	the ability of NTT Group to add capacity to NTT Group’s existing networks; for example, the possibility that NTT DOCOMO is unable to secure the necessary frequency spectrum for operation or expand its facilities;

(xiii)	the impact on NTT Group’s financial condition and operating results of system/network failures and problems arising during system construction due to causes including: earthquakes and typhoons, epidemics and other natural disasters; power shortages, malfunctioning of equipment, hardware or software failures resulting from, among other things, flaws in system construction; acts of terrorism, cyber attacks, intentional wrongdoing and sabotage; and other similar natural disasters or acts of wrongdoing;

(xiv)	the improper handling and leaking of confidential information obtained in the course of NTT Group’s business, such as personal information;

(xv)	the occurrence of crime and other social problems resulting from improper use by certain users of products or services offered by NTT Group;

(xvi)	concerns over health risks and safety issues associated with the use of products and services offered by NTT Group;

(xvii)	the effect of the introduction of, or changes to, various laws and regulations, including changes or decisions regarding telecommunications regulations, such as future decisions regarding the setting of interconnection rates or the outcome of discussions contemplating changes to the NTT Law;

(xviii)	risks and uncertainties associated with the introduction of laws and regulations relating to the reduction of greenhouse gas emissions;

(xix)	the impact of ongoing or potential litigation, and the subsequent outcome or rulings of government agencies; and

(xx)	any decision by the Government of Japan to exercise its power to exert influence over decisions made at NTT general meetings of shareholders.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

*	Percentage of equity provided as of June 30, 2011. The figures represent equity held by NTT, directly or indirectly, in relation to each company’s outstanding shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (Holding Company), its 756 companies and 102 affiliated companies (as of March 31, 2011). The principal businesses of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 76 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications services, and related ancillary services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT FANET SYSTEMS Corp., and 228 other companies.

The principal services in the mobile communications business are mobile telephone services and related ancillary services. The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, INC. (NTT DOCOMO), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO PACIFIC, INC., net mobile AG, OAK LAWN MARKETING, INC., D2 Communications Inc., DOCOMO.COM, INC., DOCOMO interTouch Pte. Ltd., and 114 other companies.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION (NTT DATA), NTT DATA SYSTEMS CORPORATION*, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA

FINANCIAL CORE CORPORATION, NTT DATA FORCE CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FRONTIER CORPORATION, NTT DATA Getronics Corporation, NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA CCS CORPORATION, Cirquent GmbH, NTT DATA MSE CORPORATION, JSOL CORPORATION, XNET Corporation, NJK Corporation, Intelligroup, Inc., Keane International, Inc., Keane, Inc., NTT DATA SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., and 188 other companies.

*	NTT DATA SYSTEMS CORPORATION merged with NTT DATA QUICK CORPORATION, and changed its name to NTT DATA BUSINESS SYSTEMS CORPORATION on April 1, 2011.

Other businesses include the operations of NTT (Holding Company), in addition to real estate, finance, construction and power, systems development and development of advanced technologies. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Investment Partners, Inc. and 63 other companies.

NTT Group is the principal provider of telephone subscriber services and ISDN services in Japan, providing telephone and ISDN services to 34,884 thousand subscribers nationwide as of March 31, 2011 (in calculating the number of subscribers, each INS-Net 1500 subscription is counted as ten INS-Net 64 subscribers because INS-Net 1500 is in all cases approximately ten times greater than INS-Net 64 in terms of the number of channels, transmission rate and line use fees (base rates)). NTT Group is one of the leading providers of broadband services in Japan. As of March 31, 2011, the number of broadband subscriptions for FLET’S Hikari (FLET’S Hikari includes NTT East’s B FLET’S and FLET’S Hikari Next and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next) and FLET’S ADSL were 15,059 thousand and 2,858 thousand, respectively, and the number of subscriptions for NTT Communications’ OCN and NTT Plala’s Plala were 8,234 thousand and 3,101 thousand, respectively.

NTT Group provides mobile phone services through NTT DOCOMO. As of March 31, 2011, NTT DOCOMO had 58,010 thousand subscribers and was the largest provider of mobile phone services in Japan. NTT DOCOMO was incorporated in Japan as a joint-stock corporation in 1991. As of June 30, 2011, NTT’s ownership interest in NTT DOCOMO was 66.66% (includes shares owned indirectly).

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of information communications systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communications systems and computer networks. NTT DATA was incorporated in Japan as a joint-stock corporation in 1988. As of June 30, 2011, NTT’s ownership interest in NTT DATA was 54.21% (includes shares owned indirectly).

NTT’s agent for U.S. federal securities law purposes is NTT America, Inc., located at 101 Park Avenue, 41st Floor, New York, NY 10178. NTT is located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan (Phone number: 81-3-5205-5581). NTT’s Internet website address is http://www.ntt.co.jp/index_e.html. The information on NTT’s website is not incorporated by reference into this document. This annual report will be placed on NTT’s Internet website concurrently with its filing with the United States Securities and Exchange Commission (the “SEC”).

History

(1)	Background

On August 1, 1952, pursuant to the Nippon Telegraph and Telephone Public Corporation Act (July 31, 1952, Law No. 250), Nippon Telegraph and Telephone Public Corporation (“NTT Public”) was incorporated and its capital stock was wholly owned by the Government. On April 1, 1985, pursuant to the Nippon Telegraph and Telephone Corporation Act (December 25, 1984, Law No. 85), Nippon Telegraph and Telephone Corporation was established with its capital stock wholly owned by the Government. When NTT was established, it succeeded to all the rights and obligations of NTT Public.

(2)	History

April 1985	NTT incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares are listed on the Tokyo, Osaka, Nagoya, Kyoto, Hiroshima, Fukuoka, Niigata and Sapporo stock exchanges.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communication service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phone, mobile phone, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operation was transferred to NTT FACILITIES, INC.
September 1994	NTT ADSs are listed on the New York Stock Exchange.
October 1994	NTT’s Shares are listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation listed on the Tokyo Stock Exchange.
September 1997	NTT’s Software Headquarters was transferred to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. listed on the Tokyo Stock Exchange.
July 1999	Implemented a group reorganization with NTT becoming a holding company. Among NTT’s operations, operation of intra-prefectural communications services was transferred to its two wholly-owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly-owned subsidiary of NTT.
April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. listed on the London Stock Exchange and New York Stock Exchange.
November 2004	NTT URBAN DEVELOPMENT CORPORATION listed on the Tokyo Stock Exchange
January 2009	NTT implemented a 100-for-1 common stock split.

Reorganization

On July 1, 1999, certain of NTT’s business activities were transferred to NTT’s wholly-owned subsidiaries, NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law promulgated in June 1997, NTT is required to hold all the shares of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido,

Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, data transmission services such as IP-VPN and OCN, and other network and ancillary services throughout Japan and commenced offering international telecommunications services in October 1999. In May 2001, NTT Communications also began offering intra-city telecommunications services in Tokyo, Osaka and Nagoya.

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

Other Subsidiaries and Affiliated Companies

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2011, NTT had 858 subsidiaries and affiliated companies.

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

The total number of Shares of NTT issued at the time of its establishment was 15,600,000. Until October 1986, the Government owned 100% of the issued Shares of NTT. Between 1986 and 2005, the Government sold NTT Shares to a wide range of individuals and institutional investors in multiple transactions, with some Shares being purchased by NTT.

As a result of the 100-for-1 stock split carried out pursuant to a resolution adopted by NTT’s board of directors on May 13, 2008, which took effect on January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system, the total number of NTT’s issued Shares became 1,574,120,900.

As of March 31, 2010, NTT owned 250,923,665 shares of treasury stock. On May 14, 2010 the board of directors of NTT adopted the basic policy on cancellation of these shares of treasury stock. Pursuant to this policy, one-half of these shares of treasury stock were cancelled during the fiscal year ended March 31, 2011, and the remainder are expected to be cancelled during the fiscal year ending March 31, 2012. Please see “Item 3—Key Information—Risk Factors—Risks associated with the government, including rules, regulations, and others—The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs” for a discussion of the effect of the cancellation of these Shares of NTT’s treasury stock on the number of Shares the Government is permitted to sell.

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Government in the relevant annual budget. The Government’s annual budget for the fiscal year ending March 31, 2012 contemplates the sale by the Government of up to 99,334,255 additional Shares. In response to the Government’s contemplated sale of these Shares, NTT has resolved to buy back 60.0 million Shares, or an amount not to exceed ¥280.0 billion, by the end of September 2011. After this buyback, NTT could choose to buyback the remaining Shares budgeted for sale by the Government. If the Government carries out a subsequent sale of NTT Shares to dispose of the remainder of the Shares budgeted for sale, and NTT chooses to expand its buyback to purchase such additional Shares, NTT expects that the aggregate consideration to be paid for all shares budgeted for sale by the Government will be approximately ¥400.0 billion.

As of March 31, 2011, the total number of NTT’s issued Shares was 1,448,659,067 and the Government’s ownership interest was 530,567,180 Shares, or approximately 36.62% of NTT’s total issued Shares (40.10% of NTT’s outstanding Shares).

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

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. See Note 15 to the Consolidated Financial Statements attached hereto.

The business results for each segment for the fiscal year ended March 31, 2011 are as follows:

Regional Communications Business Segment

NTT East and NTT West, which are the main subsidiaries of NTT in the regional communications business segment, worked to build solid revenue structures by enhancing and expanding broadband services, with a focus on FLET’S Hikari, and continued their efforts to improve customer service. Their main activities are discussed below.

[1]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 15.06 million subscriptions (an increase of 1.81 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 12.11 million channels (an increase of 1.97 million channels from the previous fiscal year)

•	FLET’S TEREBI: 0.59 million subscriptions (an increase of 0.32 million subscriptions from the previous fiscal year)

[2]	Promotion of Fiber-optic and IP Services

Major Services or Products Launched in the Fiscal Year Under Review

Service or Product	Description
FLET’S Hikari Next Family Express Type FLET’S Hikari Next Mansion Express Type (NTT West)	A service providing high-speed transmissions with maximum uplink and downlink transmission speeds of approximately 1 Gbps (“FLET’S Hikari Next Mansion Express Type” is available only via the optical cabling method).

DATACONNECT (NTT East • NTT West)	A service for customers who use Hikari Denwa through “FLET’S Hikari Next,” that provides stable data transmission by securing bandwidth for each use upon the customer specifying the recipient’s telephone number.

Hikari Denwa Number Gate (NTT East • NTT West)	Optical IP telephone service compatible with “DATACONNECT” for central locations of multichannel communications that can also be used in high-quality, multi-site teleconferencing.

Hikari Portable (NTT East • NTT West)	A mobile Wi-Fi router that enables use of FLET’S Hikari when at home and of public wireless LANs such as FLET’S SPOT and 3G data communications networks when outside the home (leased to FLET’S Hikari customers).

Hikari i-frame (NTT East)	A tablet device that can be carried freely around the house and easily operated by a touch panel. It can also be used as a photo frame.

FLET’S Market (NTT East)	A content distribution platform compatible with the Hikari i-frame. Enables automatic receipt on the Hikari i-frame of applications and everyday information (electronic flyers, community information, etc.) registered with FLET’S Market, from service providers such as businesses and local governments.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description
iTicket Corporation (NTT East)	A service targeting clinics and hospitals launched under the “iTicket on FLET’S Hikari” brand by combining iTicket’s internet-based healthcare reservation service with FLET’S Hikari.

OMRON Corporation (NTT East • NTT West)	Began providing environmental solutions to corporate customers using OMRON’s “Energy Visualization System” with FLET’S Hikari Next, “FLET’S VPN Wide” and other services.

Miyagi Cable TV Co., Ltd. (NTT East)	A service using broadcasting services offered by Miyagi Cable TV and FLET’S Hikari Next.

EHIME-CATV, INC. (NTT West)	A service using broadcasting services offered by EHIME-CATV and FLET’S Hikari Next.

TOSHIBA CORPORATION and its group companies (NTT East)	Collaboration with TOSHIBA on office ICT device sales, network construction and maintenance support services, targeting small and medium-sized businesses.

Yamaha Corporation (NTT East • NTT West)	Collaboration with Yamaha to create new solutions for live music performance venues to connect remote locations (remote sessions, etc.) by using Yamaha’s “NETDUETTO,” a high-quality audio transmission and reception technology using the Internet, together with FLET’S Hikari Next and Hikari Denwa.

[3]	Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 3.34 million. (NTT East/NTT West)

•

Subscriptions to the “FLET’S Hikari Members Club,” a membership program designed to enhance customer satisfaction through improved Customer Relationship Management (“CRM”), exceeded 1.5 million. (NTT East)

•	Subscriptions to “CLUB NTT-West,” a membership program, exceeded 4.2 million as a result of a renewal of the points program. (NTT West)

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
OFFICE MARUGOTO SUPPORT (NTT East)	A support system that handles consultations with small and medium-sized businesses regarding the use of ICT equipment and offers one-stop service at a specialized call center when customers encounter failures or other service trouble.

Remote Support Service One Year Package (NTT West)	A service that packages one year’s worth of monthly usage fees for “Remote Support Service” with two “Online PC Classroom” sessions, an optional service that normally requires additional fees.

Set Up Service (NTT West)	Customers are asked to describe their use environment when they register for FLET’S access services. Depending on the customer’s use environment, support is provided for connecting to the internet and setting up or installing any related hardware when a technician conducts circuit installation.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description
Fuji Xerox Co., Ltd. (NTT West)	Fuji Xerox and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.

SHARP DOCUMENT SYSTEMS CORPORATION (NTT West)	Sharp Document Systems and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.

[4]	General Outlook on PSTN Migration

NTT East and NTT West announced the general outlook on PSTN migration (migration from subscriber telephone networks to IP networks) in November 2010.

In light of the shift in demand to IP services and the end of the useful lives of PSTN switchboards, NTT East and NTT West anticipate beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025. Through such migration from PSTN to IP networks, the provision of some services will be terminated, but adequate advance notice will be given to customers to allow sufficient time to address customer concerns.

Even after the migration from PSTN to IP networks, NTT East and NTT West will make it possible to continue the basic services that customers use on PSTN networks and also continuously expand IP-based services and work to improve customer convenience in order to promote the increased use of IP and broadband services.

Long Distance and International Communications Business Segment

NTT Communications, NTT’s main subsidiary in the long distance and international communications business segment, responded to customer requests for “one-stop, comprehensive, and global solution services” and for services that support an “enriching society and safe and comfortable lifestyles” by providing services to individual customers reflective of the “CreativE-Life for Everyone” slogan and, to business customers, of the “ICT Solution Partner” slogan. In addition, in December 2010, NTT made Dimension Data Holdings plc (“Dimension Data”) its wholly-owned subsidiary. The status of the main initiatives is as follows.

[1]	Number of Subscriptions for Major Services

•	OCN: 8.23 million subscriptions (an increase of 0.34 million subscriptions from the previous fiscal year)

•	Plala: 3.10 million subscriptions (an increase of 50,000 subscriptions from the previous fiscal year)

•	Hikari TV: 1.41 million subscriptions (an increase of 0.40 million subscriptions from the previous fiscal year)

[2]	Development of Internet Business

NTT Communications continued its efforts to expand OCN services. With respect to Hikari TV, NTT Communications expanded distribution content and strengthened its customer base. In addition, NTT Communications used the portal engine know-how it gained from “goo” to support “B2B2C” (businesses that connect business customers with individual customers).

Main Activities During the Fiscal Year Under Review

•	Expansion of OCN Services

- NTT Communications launched “OCN Premium Support,” a comprehensive support service for individual customers who use OCN services that cover everything from periodic PC diagnostics to support when problems occur.

- Subscriptions to “OCN My Pocket,” an online storage service that allows individual customers to store their photos and files online, exceeded 1 million.

•	Enhancement of Hikari TV Content

- NTT Communications enhanced video programming by launching a BS (broadcast satellite) re-transmission IP service and 3D programming and offering, on a trial basis, a function that allows customers to watch programs from the beginning, on demand.

- NTT Communications launched “Hikari TV Shopping,” a service that enables customers to perform all shopping functions on screen, from selecting products to ordering, using a remote control.

•	Enhancement of Other Upper-layer Services

- NTT Communications launched the “NTT ID Log-in Service” to allow a single sign-on for NTT Group and partner company websites using currently authenticated IDs (OCN ID, docomo ID, or goo ID).

- NTT Communications launched “NTT Web Settlement Service,” a service that enables use of various payment services provided by NTT Group and others, starting with “docomo mobile payment,” as a payment platform service for e-commerce sites that use the “NTT ID Login Service.”

[3]	Development of Services for Corporate Customers

Under the “BizCITY” service brand based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime,” NTT Communications contributed to solving management issues of customers by providing services for network applications, covering everything from consulting to operation maintenance.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY

Biz Hosting Basic	A low-cost, stable service that provides access via the network to server resources that are efficiently operated using virtualization technologies.

Biz Desktop	A service which enables access to virtual PC desktop environments, built upon a service infrastructure, via the Internet. Its unique characteristic is that data is not stored on the user’s remote PC and can be used with security from any place.

Biz Security Global Management	A service that provides secure domestic and international customer system networks with protection, through constant monitoring and analysis.

WebARENA CLOUD9	A cloud-type virtual hosting service for small and medium-sized businesses developed by combining the advanced technologies of Verio Inc., with the extensive expertise that NTT PC Communications Incorporated has cultivated on the Japanese market.

[4]	Development of Global Business

NTT Communications undertook efforts to enhance marketing to Japanese companies and foreign businesses while strengthening its partnerships with overseas telecommunications companies to provide seamless high-quality ICT services between Japan and abroad.

Main Activities during the Fiscal Year Under Review

•	NTT acquired Dimension Data, which has offices in 49 countries around the world, preparing a framework to provide global one-stop, comprehensive ICT services.

•	Network Expansion and Enhancement of Network Services

- Efforts were made to increase IP backbone (network for speedy and stable distribution of Internet data) capacity; achieved a cable capacity of 400 Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

- Launched an IP service for global internal dialing for corporate customers in the coverage area (159 countries and regions) of “Arcstar™ Global IP-VPN,” an international IP-VPN service, which is the first such service for a Japanese telecommunications company.

•	Business Site Development

- NTT Communications (Thailand) Co., Ltd. opened branches in Phnom Penh, Cambodia and Ayutthaya, Thailand.

- NTT Europe Ltd., UAE was established in Dubai, United Arab Emirates, and NTT Europe Ltd., Poland was established in Warsaw, Poland, as branches of NTT Europe Ltd., NTT Communications’ European subsidiary.

•	Expansion of Data Centers

- Construction commenced in Singapore and Hong Kong of premium data centers, which will provide high-quality and highly-reliable services.

•	Strengthening of Operation and Maintenance, and Security Service Systems

- NTT Communications strengthened the framework for providing one-stop, comprehensive, high-quality ICT services by acquiring Singapore-based Emerio GlobeSoft Pte Ltd, which provides outsourcing services globally with a focus on Asia, including application and server operation and maintenance and engineer dispatch.

- NTT Communications acquired Secode AB, a provider of management security services and security consulting in northern Europe, enhancing its framework for providing security services.

Mobile Communications Business Segment

NTT DOCOMO, the main subsidiary of NTT in the mobile communications business segment, promoted various measures aimed at improving customer satisfaction, including, among other things, product lineup enrichment, billing plan improvement and after-sales support enhancement, as well as expanding packet ARPU, with “Change and Challenge” as its basic policy. The measures being undertaken are as follows:

[1]	Increasing Number of Subscriptions to Main Services

•	Number of mobile phone service subscriptions: 58.01 million (an increase of 1.93 million subscriptions from the previous fiscal year)

•	(Partial listing only) FOMA service subscriptions: 56.75 million (an increase of 3.54 million subscriptions from the previous fiscal year)

(Note) Number of subscriptions to mobile phone services and FOMA services include communication module service subscriptions.

[2]	Expansion of Smartphone Sales

•

With regard to smartphones, the use of which is spreading rapidly, NTT DOCOMO expanded its handset lineup and enhanced convenience by creating “docomo market,” a portal site that provides appealing content and applications, and launching “sp-mode,” a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. As a result of these efforts, smartphone sales showed a significant increase, with handset sales for the fiscal year under review exceeding 2.5 million handsets.

[3]	Increased Use of Packet Communications

•

NTT DOCOMO expanded its flat-rate packet service menu and revised its fee structure to accommodate diverse use formats, such as where PCs and other external devices are connected to a mobile network, in addition to the simple use of mobile handsets and smartphones, and the volume and conditions of use that vary by customer.

•	Packet use was encouraged by enhancing content, including the “BeeTV” mobile phone exclusive broadcast station and the “Everystar” novel and comic submission community.

[4]	Enhancement of Services

Main Services Launched or Strengthened in the Fiscal Year Under Review

Service	Description
Xi (pronounced “crossy”)	A service using the high-speed, large capacity and low-latency transmission LTE, being offered in parts of the Tokyo, Nagoya and Osaka areas.

sp-mode	An ISP service for smartphones. Users may carry the same i-mode mail address after migrating to smartphones, and use various other services such as mail containing pictograms and decorations, content payment services, access restriction services and the Disaster Message Board Service, etc.

docomo market (for smartphones)	A portal for docomo smartphones containing a wide array of attractive content and applications.

docomo market (for i-mode)	A service that offers a rich variety of content that can be used on i-mode handsets. Consists of three stores, “Applications,” “Music” and “Book.”

docomo map navi	A map/navigation service that offers various features, such as a current location map, search of nearby shops/facilities, navigation, driving information, train route finder, etc.

iBodymo	A mobile health-support service, taking advantage of the fact that mobile phones are a part of daily life, that aids customers in increasing their health awareness in acting in healthy ways in their daily lives.

docomo one-time insurance	An insurance service offering four types of coverage (sport/leisure insurance, golfer insurance, domestic travel insurance and overseas travel insurance) that can be subscribed to easily from a mobile phone on an as-needed basis and only for the required period.

Enhancement of After-sales Support

•

To promptly address requests for coverage improvement, NTT DOCOMO dispatches field staff, conducts an area quality survey and proposes improvement plans, all in principle within 48 hours after an appointment is made with customers making the requests. The number of dispatches for the fiscal year under review reached approximately 52,000 cases. If coverage improvement is possible during the visits, it will be taken care of promptly on site.

•

The number of requests for “Mobile Phone Checking Service,” which consists of checkups and cleaning of customers’ mobile phones at docomo Shops, reached approximately 7 million cases for the fiscal year under review.

•

The total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service which covers handset troubles such as water exposure, loss and total damage, and directly delivers a replacement handset after a telephone call from the customer, was approximately 32 million as of March 31, 2011.

[5]	Reinforcement of Handset Line-up

Main Products Launched in the Fiscal Year Under Review

Series	Description
docomo Smartphones	Mobile phones that offer in a compact body a variety of functions and the flexibility of a PC. [13 models including, Xperia™ (SO-01B) and GALAXY S™ (SC-02B)*]

docomo STYLE series

Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest look.

[20 models including, F-04C and SH-04C]

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia. [8 models including, P-03C and N-03C]

docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. [4 models including, F-03C and P-01C]

docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and cannot get enough of the newest, hottest technology. [4 models including, SH-06C and L-03C]

Raku-Raku PHONE series	An easy-to-use handset series designed on the concept of “user-friendly,” “simple,” “easy to read” and “peace of mind.” [Raku-Raku Phone 7]

Other	• Data device for the Xi service allowing comfortable data access at high speeds [L-02C] • Mobile Wi-Fi routers for easy Internet access via the FOMA network [2 models including, BF-01B and HW-01C]

[6]	Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services are available was as follows:

Voice and short message services:	213
Packet communications services:	177
Video phone services:	53

•	The number of cities where an overseas support counter was established to provide free battery charging service and handle inquiries pertaining to the use of mobile phones grew to 14.

•

NTT DOCOMO launched “Global Pake-hodai Service,” a packet communications service under a flat-rate billing scheme (billed per day), through overseas mobile service providers designated by NTT DOCOMO (available in 39 countries/regions as of March 31, 2011).

•

“Phone Number Storage” and “Mail Address Storage” services were launched to enhance the convenience of customers studying or working abroad for a long period of time, by allowing them to retain their FOMA phone numbers and email addresses for up to three years.

Establishment of an Overseas Business Base

•

The combined subscription count of NTT DOCOMO’s Indian partners Tata Teleservices Limited (“TTSL”) and Tata Teleservices (Maharashtra) Limited, in which it owns equity stakes, grew to over 85 million following the launch of GSM service under the TATA DOCOMO brand. Through their joint efforts, TTSL became the first Indian private telecom operator to launch commercial 3G service.

•

net mobile AG, a German-based subsidiary engaged in mobile content distribution platform business, started offering “MANGA MODE,” a mobile comic distribution service on a mobile phone portal that can be used in common by the customers of major mobile operators in France.

•

NTT DOCOMO entered into a business collaboration agreement with one of China’s largest mobile operators, China Mobile Communications Corporation, and South Korean telecom operator, KT Corporation, to explore opportunities for collaboration in areas such as network technologies and common platforms.

[7]	Promotion of the Credit Business

Expansion of the iD Credit Brand

With respect to its credit brand “iD,” NTT DOCOMO has worked to increase the member stores where iD credit payment can be used, especially in places frequently visited by users in their everyday activities. The roll-out of “iD” payment terminals was completed in all outlets of Seven-Eleven and Mini-Stop convenience store chains nationwide by July 2010 and January 2011, respectively. Meanwhile, NTT DOCOMO started offering “iD” service on smartphones equipped with FeliCa IC chips from February 2011. As a result, the total number of “iD” subscribers reached 15.84 million as of March 31, 2011.

Promotion of DCMX Credit Service

NTT DOCOMO also strived to increase the number of subscriptions and boost the usage of its mobile credit payment service, DCMX, by revising its loyalty point program, increasing the number of tie-up stores where users can earn “docomo Points,” expanding the number of virtual stores on NTT DOCOMO’s Internet shopping site “DCMX docomo Point mall” and conducting various other promotional campaigns. As a result, the combined subscriptions to the DCMX service reached 12.32 million as of March 31, 2011.

Data Communications Business Segment

NTT DATA, the main subsidiary in the data communications business segment, pursued the pillars of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a leading-edge innovator. NTT DATA’s main activities are discussed below.

[1]	Management Policies

Strengthening of Service Provision Capability

•	NTT DATA established the “Project Management Innovation Center” as an organization dedicated to undertake the research and development (“R&D”) and expansion of advanced project management techniques.

•

To increase productivity and reduce the amount of labor expended in system development, NTT DATA established the “Proactive Testing COE” as an organization dedicated to perform design and software verification and test services, and to conduct advanced R&D on attaining these goals.

Group Business Enhancement and Expansion

•	NTT DATA acquired U.S.-based RPF Consulting, LLC and U.K.-based Chelford SAP Solutions Ltd. to reinforce its SAP business.

•	NTT DATA acquired U.S.-based Intelligroup, Inc. (“Intelligroup”), a firm with specialized know-how of SAP products, Oracle products and global operations expertise.

•

To bolster the provision of not only SAP but comprehensive ICT services in the United States, NTT DATA acquired Keane International, Inc. (“Keane International”), a US-based company with a large and stable customer base, advanced marketing know-how and global operations expertise.

•

To promote its SAP business on a global scale, NTT DATA forged an alliance with six of its overseas subsidiaries, including itelligence AG, Intelligroup, Inc. and Keane International, and five domestic group companies, to establish the “SAP Global One Team,” an intra-group company collaborative framework that makes maximum use of the strengths and locations of each company.

Environment-Oriented Management

•	NTT DATA established the “Smart Business Promotion Office” to promote planning and formulate business strategies in relation to smart communities (next-generation energy and social system).

•	NTT DATA launched an authentication service using integrated circuit cards (IC cards) at electric vehicle charging stations for multi-dwelling units.

[2]	Status of Business Activity Measures

Main Activities During the Fiscal Year Under Review

•

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), began providing services to The Akita Bank, Ltd. and Shikoku Bank, Ltd., and the participation of OITA BANK Co., Ltd. has been decided. As a result, the number of user banks increased to 11 and the number of participating banks increased to 15.

•

The Sendai Bank, Ltd. decided to join the “STELLA CUBE,” a shared core center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), increasing the number of banks that plan to use the center to seven.

•

NTT DATA and ITOCHU Corporation were commissioned by the National Coordinating Agency for Surveys and Mapping of Indonesia for a project to create the National Geo-spatial Data Infrastructure Networking System.

Main Services or Products Launched in the Fiscal Year Under Review

Service or Product	Description
BizXaaS

Full OSS Cloud Provisioning Solution	A solution service for creating private and community cloud environments that utilize the benefits of open source software (“OSS”), limiting initial installation costs and enabling customization in response to customer requests.

Service or Product	Description
Hadoop Provisioning and Administration Solution	A solution service that uses Hadoop, software that has the ability to process large volumes of data at high speed, to provide a wide range of solutions from consulting to system construction and operation.

Document management service	A service that manages and utilizes a variety of office documents as electronic data. The service allows for tiered management of internal documents and setting of access rights, and enables internal information sharing, increases of operational efficiency and improvement of security.

EDI service	A service that supports the transmission of data between SaaS applications provided under the BizXaaS platform service and customers’ systems.

CRM menu	A service that provides an environment which enables immediate use of basic CRM functions, including customer information management, marketing functions and marketing support functions, without building programs.

Lindacloud	A vertical integration appliance server that combines proprietary energy conserving and low-heat generating hardware with tailored software, to achieve prompt and low-cost system installation.

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

In the information and communications market, facility competition has led to the creation of a broadband environment at the highest worldwide levels, and the competition in services tailored to customer needs continues to unfold in new ways. In the fixed-line communications field, as optical broadband services expand, markets for video services that take advantage of optical broadband service and other new markets are developing. In the mobile communications field, the transition to broadband is continuing, and a diverse range of handsets is available, including smartphones and tablet terminals. In addition, drastic changes and developments continue to occur in conjunction with the development of the broadband and ubiquitous network environment, including the convergence between fixed and mobile communications and between telecommunications and broadcasting as IP networks are increasingly utilized, and the creation of various new businesses that utilize ICT.

NTT Group is moving ahead aggressively with the development of its broadband businesses. In the broadband market, Internet use has expanded in line with advances in IP and broadband networks and structural changes are taking place as a result of the convergence between communications and broadcasting and between fixed-line and mobile communications, and as a result of the expansion of new network services such as Software as a Service (SaaS)(1), cloud computing(2) and Consumer Generated Media (“CGM”)(3) and the spread of smartphones and tablet devices. Against this backdrop, fiber-optic access services have expanded to account for over half of broadband services in Japan. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for a variety of wireless devices.

(1)	SaaS is a service that provides software through a network system.
(2)	Cloud computing is a service that provides various resources related to IT thorough a network system.
(3)	CGM is online media, such as blogs and social networking services (SNS), created by the transmission of information by consumers.

Competition in the market for conventional fixed-line telephone services continues to be intense as the market continues to shrink due to, among other factors, the proliferation of mobile telephones and the ongoing shift to optical and IP telephone services resulting from the expansion of optical access services. In addition, voice communication software that employs P2P (“Peer to Peer”) technology to allow members of the general public to carry out direct exchanges of information is being used.

NTT Group believes that with the rising penetration rate the Japanese mobile communications market has entered a mature phase, with the competitive environment growing increasingly difficult mainly due to competition for new customers and competition in the development of service improvements. NTT DOCOMO has responded to the gains made in recent years by competitors with a comprehensive approach for improving customer satisfaction, including revisions to its billing plans, releases of attractive handsets, and improvements in network quality. However, in addition to existing mobile network operators, due to the market entry by new carriers and other factors, competition in the network layer has intensified. Furthermore, with the appearance of such global players as Apple, Google, and Amazon, together with the transition from the traditional mobile phone business-led vertically integrated model to a horizontal divisional model that is underway, new vertically integrated models keyed on the terminal layer and content, application, platform and other upper layers are active.

There are presently four mobile phone operators in the Japanese market: NTT DOCOMO, the KDDI group, SOFTBANK MOBILE and EMOBILE. As of March 31, 2011, NTT DOCOMO had a market share of 48.5%, whereas the KDDI group, SOFTBANK MOBILE and EMOBILE had market shares of 27.6%, 21.3% and 2.6%, respectively. These mobile network operators have all received permission and licenses from the Japanese government for the establishment and operation of 3G services in Japan.

Competition in the mobile communication industry has led three of the mobile network operators (excluding EMOBILE) to offer similar rate plans. For example, the KDDI group and SOFTBANK MOBILE both offer plans and services that are similar to NTT DOCOMO’s “Family Discount,” “Two-Month CarryOver” and “Pake-hodai double” services. SOFTBANK MOBILE has introduced the “White Plan” service that allows unlimited free calls among SOFTBANK MOBILE subscribers between 1:00 a.m. and 9:00 p.m.

Due to the rapid expansion of the smartphone market, companies are focusing on increasing smartphone sales. With Apple’s increased sales of its iPhone, competition has intensified, and mobile phone companies are expanding their lineup of handsets having a variety of user interfaces, functions and other characteristics. NTT DOCOMO is making an effort to provide new handset lineups, including Android and Blackberry handsets, and easy-to-understand rate plans. In March 2011, along with other companies, NTT DOCOMO introduced “Monthly Support,” to maintain an easy-to-purchase environment for smartphones by its customers.

Further, NTT DOCOMO recognizes the attractiveness of the market for data communications for PCs and other devices where demand for a second unit can be anticipated. As for the competitive environment, EMOBILE has captured a large number of new subscriptions, but NTT DOCOMO is also putting a lot of effort into marketing, and the number of units sold is steadily increasing.

Solutions business operations, which are the focus of NTT DATA’s major initiatives, are expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their main focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition.

For risks associated with continued competition, please see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s market share and revenues may suffer from competition.”

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

For more information on risks associated with regulations, please see “Item 3—Key Information—Risk Factors—Risks associated with the government, including rules, regulations, and others—Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.”

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

In May 2011, an amendment to the NTT Law was passed. As a result, the aforementioned system that required NTT East and NTT West to obtain approval from the minister for operations outside of their respective service areas, and the use of facilities, equipment, technology, employees, among other things, will be replaced with a notice system. The impact of the amendment on NTT Group is not expected to be significant.

In December 2010, the MIC adopted a basic policy in relation to the “Hikari no Michi” vision, which aims to have all households using ultra-high-speed broadband by around 2015. It has been determined that a comprehensive review will be carried out approximately three years after implementation to assess the effectiveness and appropriateness of the system development measures employed pursuant to amendments to the NTT Law and other laws. If there has not been adequate progress towards the realization of “Hikari no Michi,” additional system development measures will be implemented. While there may be further reviews of the NTT Law going forward, the impact that such revisions would have on NTT Group is currently unknown.

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

b. Rates/Agreements

Basic telecommunications services(1) : notification of basic service terms to the minister required

Designated telecommunications services(2) : notification of security tariff to the minister required

Specified telecommunications services(3) : price cap regulations are imposed, and approval of the minister is required when a business proposes to increase rates above the price cap

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

In May 2011, an amendment to the Telecommunications Business Act was passed. As a result, NTT East and NTT West will be required to appropriately manage connection information and maintain a system to appropriately monitor the implementation condition of their connection business. NTT East and NTT West also will be required to carry out necessary and proper monitoring of their subsidiaries to which they outsource services. The impact of the amendment on NTT Group is not expected to be significant.

In December 2010, the MIC adopted a basic policy in relation to the “Hikari no Michi” vision, which aims to have all households using ultra-high-speed broadband by around 2015. It has been determined that a comprehensive review will be carried approximately three years after implementation, to assess the effectiveness and appropriateness of the system development measures employed pursuant to amendments to the

Telecommunications Business Act and other laws. If there has not been adequate progress towards the realization of “Hikari no Michi,” additional measures will be implemented. While there may be further reviews of the Telecommunications Business Act going forward, the impact that such revisions would have on NTT Group is currently unknown.

From the fiscal year ended March 31, 2007, the MIC has begun implementation of the “Competition Safeguards System,” the purpose of which is to periodically examine the validity of the scope of designated telecommunications facility systems, and repeating fair competition requirements (including those relating to regulatory approval procedures) applicable to NTT Group.

Business Improvement Order Issued by the Minister of Internal Affairs and Communications

Following the discovery that an employee at an NTT West Group unit improperly provided information on the services that customers were using to certain sales agencies, NTT West received a business practice improvement order on February 4, 2010 under the Telecommunications Business Act, Article 29, from the Minister of Internal Affairs and Communications. On February 26, 2010, NTT West submitted a business practice improvement plan to the Minister of Internal Affairs and Communications. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and other affected parties.

NTT West solemnly accepts the business practice improvement order and will ensure the implementation of the business practice improvement plan. In addition, NTT East, which is also in a position to handle information on customers of other businesses, will endeavor to thoroughly strengthen its information management. To bolster these efforts, in April 2010 both companies formed an Information Security Department, which has been drafting company-wide policies on information security, improving related structures and rules, and planning, implementing and inspecting security measures so that group-wide and uniform efforts on information security are carried out at the two companies and their group subsidiaries. NTT Group is committed to continue striving to restore trust through its concerted efforts.

Rates

The procedures currently in effect for setting telecommunications rates are as follows:

•

Notification to the Minister of Internal Affairs and Communications is required in cases where the index for rates for specified telecommunications services (telephone, ISDN and others) is at or below the standard rate index for which information is given by the minister; approval of the minister is required in cases where the carrier’s rate index exceeds the standard rate index (price cap regulations). The only entities currently subject to this requirement are NTT East and NTT West.

•

When fees relating to specified telecommunications services are set, notification is required to be made to the minister at least 14 days prior to implementation (seven days prior when it is clear that the rate index after the rate changes is at or below the standard rate index).

On June 30, 2010, based on the price cap regulations, the Minister of Internal Affairs and Communications notified NTT East and NTT West of the standard rate index for the year starting October 1, 2010. The index for voice transmission services (telephone and ISDN) was set at 92.7 (the same as for the previous year) for both NTT East and NTT West. Because the actual rate index for both NTT East and NTT West was below the standard rate index, rates have not been lowered based on the price cap regulations. Since April 1, 2009, leased circuit services have been excluded from specified telecommunications services, and are no longer subject to price cap regulations.

Regarding the standard rate index for the year starting October 1, 2011, the index for voice transmission services (telephone and ISDN) is expected to remain unchanged, as was the case for the previous year. Since the actual rate index for both NTT East and NTT West is considered to be below the standard rate index, it is believed that there is no need for price reductions based on price cap regulations.

Rates for NTT Group’s telephone and ISDN services are published on the following websites of NTT East and NTT West:

NTT East:	http://www.ntt-east.co.jp/en/
NTT West:	http://www.ntt-west.co.jp/english/

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

The interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2010 were set at GC interconnection charges of ¥4.52 (a decrease of approximately 0.2% from the previous fiscal year) and IC interconnection charges of ¥6.38 (a decrease of approximately 0.5% from the previous fiscal year). The interconnection charges for the fiscal year ended March 31, 2011 were set at GC interconnection charges of ¥5.21 (an increase of approximately 15.3% from the previous fiscal year) and IC interconnection charges of ¥6.96 (an increase of approximately 9.1% from the previous fiscal year) (in each case for three minutes). However, interconnection charge revenues for the fiscal year ended March 31, 2011 decreased from the prior fiscal year due to a decrease in voice services traffic.

The interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2012, after review using the LRIC Methodology, were reduced to GC interconnection charges of ¥5.08 (a decrease of approximately 2.6% from the previous fiscal year) and IC interconnection charges of ¥6.57 (a decrease of approximately 5.7% from the previous fiscal year) (in each case for three minutes). As a result, interconnection charge revenues for the fiscal year ending March 31, 2012 are expected to continue declining.

Pursuant to the September 2010 report of the Telecommunications Council, the interconnection charges for the two fiscal years ending March 31, 2012 and March 31, 2013 will be calculated on the basis of the LRIC Methodology reported by the Study Group on the LRIC model. For interconnection charges following the fiscal year ending March 31, 2013, in response to environmental changes going forward, the LRIC Methodology will be reviewed and calculation methods to replace the LRIC Methodology will be considered. Therefore, there may be reviews of the interconnection charge calculation methodology going forward. The impact that such review would have on NTT Group is currently unknown.

Optical Fiber Line Interconnection Charges

Because the optical fiber owned by NTT East and NTT West qualifies as Type I designated telecommunications facilities under the Telecommunications Business Law, NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”).

In order to maintain an easy to enter market environment for other businesses through the lowering of interconnection charges, NTT East and NTT West will employ a future cost method to calculate subscriber optical fiber interconnection charges with a calculation period of three years, from the fiscal year ending March 31, 2012 to the fiscal year ending March 31, 2014. NTT East and NTT West received approval for these interconnection charges on April 4, 2011, which are meant to gradually decrease every fiscal year, reflecting the year-on-year increase in demand and decrease in costs. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year and future years the difference between the actual revenue from interconnection charges and actual cost, which NTT believes will eliminate the risk of unrecoverable amounts.

With regards to the issue of setting per-unit interconnection charges for optical bifurcated lines in the passive optical network (Gigabit Ethernet-Passive Optical Network (“GE-PON”)), in accordance with the March 2011 report by the Information and Communications Council / Postal Services Council, NTT is considering whether to make an application to correct the price gap in subscriber optical fiber interconnection charges for the fiscal year ending March 31, 2013. Accordingly, upon the submission of the application, discussions regarding setting per-unit interconnection charges for optical bifurcated lines would continue, and there may be reviews of interconnection charges and of the calculation methodology by the above councils. The impact that such review would have on NTT Group is currently unknown.

Use of NTT Group Telephone/Electricity Poles by Other Carriers

In order to promote the maintenance of optical fiber networks, which is a necessity for the maintenance of ultra-high-speed internet, and to increase facility competition, the MIC has requested that NTT East and NTT West update their conditions and procedures for allowing other carriers to use the telephone/electricity poles of NTT East and NTT West to facilitate the installation of optical fiber on these poles.

In order to make this improvement, the MIC held discussions with NTT East, NTT West and certain other carriers and electric power companies that own the telephone/electricity poles. The MIC implemented its Guidelines concerning the Use of Telephone/Electricity Poles and Conduits, etc. of Public Utilities in April 2001, and subsequently carried out a number of amendments, including expanding the scope of the guidelines to include “steel towers, etc.” that house mobile phone base stations.

Universal Service Fund

NTT East and NTT West have an obligation to provide universal service (telephone services essential to the public) throughout Japan in accordance with the NTT Law.

Subsequent to the establishment of the USF in June 2002, competition intensified for conventional fixed-line telephone services as other carriers started to use dry copper lines to provide direct subscriber telephone services. Anticipating that NTT East and NTT West’s earnings and expenses with respect to universal service would worsen as a result, the USF system was amended, and NTT East and NTT West received an aggregate of approximately ¥15.2 billion in subsidies for the fiscal year ended March 31, 2008 (¥7 per month per phone number).

It was initially anticipated that the amount of subsidies from the fund would rise each year as NTS costs were set to be removed from telephone interconnection rate costs in stages over the five years subsequent to the fiscal year ended March 31, 2006 and recovered through base rates for universal service telephones. Accordingly, it was initially assumed that the costs paid by users and contributed to the fund would increase each year, as most telecommunications carriers would pass the costs of the universal service on to their customers. For these reasons, the Telecommunications Council considered whether the increase in USF-related costs paid for by users should be restricted beginning in the fiscal year ended March 31, 2009. As a result of those deliberations, the Telecommunications Council decided that it would be appropriate to maintain the per phone number cost for universal service at roughly the same level as the previous fiscal year (¥7 per month per phone number) for the fiscal year ended March 31, 2009 and for the three years thereafter, and that the resulting cost burden of decreased subsidies should not be borne only by NTT East and NTT West but should be recovered from other carriers in a fair and equitable manner by including a portion of NTS costs in interconnection charges (i.e., as a portion of transmission line costs).

Furthermore, in the fiscal year ended March 31, 2008, deliberations were held regarding the future direction of the USF system, and a study group report released in December 2007 concluded as follows: (i) in principle, the current system framework will be maintained (Phase 1) through the first years of the decade beginning 2010, a period in which a majority of voice telephone users will remain as fixed-line telephone service users; (ii) in Phase 2 when the fixed line telephone and IP networks co-exist and the transition to full IP network telephone gets underway and is then completed, there is a certain reasonableness to adopting the approach of a “universal access” system under which a distinction is made between voice services as applications and broadband access networks as infrastructure, and a portion of the costs for maintaining access networks in unprofitable regions will be eligible for subsidies; and (iii) the conclusions reached in (i) and (ii) above are based on circumstances as anticipated at the point in time that such conclusions were reached, and additional issues will be considered and policy directions will be clarified through more detailed future deliberations.

Since April 2008, the Telecommunications Council has been deliberating on the appropriate structure for the USF system for the fiscal year ending March 31, 2010 and beyond, focusing on the design of a specific system for Phase 1. Modifications to the subsidy calculation method were made on the basis of an assumption that the current structure will be maintained between the fiscal years ending March 31, 2010 and March 31, 2012. In particular, amounts for subsidies were adjusted by adding the number of subscriptions transferred to fiber-optic IP telephony services to the number of telephone subscriber lines. This was because, under the current structure, the amount of USF subsidies would decrease due to progressive migration of users to IP services, through a decrease in subscriptions for fixed-line telephone services and a significant increase in subscriptions for fiber-optic IP telephony services. As a result, the per phone number cost for the fiscal year ended March 31, 2011 was ¥8 per month per phone number, and the subsidy amount will be approximately ¥18.8 billion.

Further, starting in July 2010, in light of the rapid popularization of optical IP telephones, consideration was given to how the universal service system should function in the transition period until broadband services are available throughout Japan, and optical IP telephone services that were on roughly the same fee level as subscriber phones were subject to the universal service system (December 2010 report of the Telecommunications Council).

Other Regulatory-related Developments

Other recent regulatory developments in the telecommunications field are as follows:

Evaluation of Competitive Conditions in Telecommunications

The “Final Report on Competition Policy in Telecommunications for the Purpose of Promoting the IT Revolution” published in August 2002 proposed that major deregulation be implemented. At the same time, to ensure that the market functions properly, the report proposed that periodic market analyses should be carried out to evaluate market dominance in order that regulations reflecting competition in the various service areas can be imposed on dominant businesses. In response to this report, an evaluation of the Internet connection market was made in the fiscal year ended March 31, 2004; evaluations of dominance in the wireless communications market were made in the fiscal year ended March 31, 2005; and an evaluation centered on the fixed-line telephone market was made in the fiscal year ended March 31, 2006. In the fiscal year ended March 31, 2007, the analysis centered on Internet connection services and network services for corporations, and in the fiscal year ended March 31, 2008, the analysis focused principally on mobile communications and a strategic evaluation of transactions among telecommunications operators and the effect of platform functions on competition. In the fiscal year ended March 31, 2009, other than the aforementioned four areas (mobile communications, fixed-line telephone, Internet connection and network services for corporations), a strategic evaluation and analysis was undertaken on the effect of new services, such as fixed-mobile convergence services, on market competition. In the fiscal year ended March 31, 2010, other than the aforementioned four areas from the previous year, a quantitative analysis of the economic effect of past competition policies regarding mobile and broadband expansion, and an analysis on changes in customer preferences concerning telecommunications services over time, were conducted as part of the strategic evaluations. In the fiscal year ended March 31, 2011, other than the aforementioned four areas from last year, a study of the demand substitutability of mobile phones, smartphones and tablet PCs was carried out as a part of the strategic evaluations, with the results tentatively scheduled to be announced sometime during the summer of 2011.

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

Based on NTT East’s belief that its acts did not violate applicable laws, it proceeded to pursue an administrative hearing under the Japanese antimonopoly law, and after the cancellation proceeding ended, NTT East made an appeal to the Supreme Court of Japan on June 11, 2009. However, on December 17, 2010, the Supreme Court of Japan dismissed NTT East’s appeal. As the Commission’s ruling stated that the illegal acts of NTT East had already ended prior to the decision, and since no measures will be taken against NTT East, the impact on operations is expected to be insignificant.

Allocation of Frequency Spectrum for Mobile Phones

Mobile communications businesses are required to have a license from the MIC to use the radio frequency spectrum. Allocation of the frequency spectrum is governed by the Radio Law and related statutes and regulations. As a recent trend in the allocation of frequency spectrum for mobile phones, discussions relating to the 700MHz band and the 900MHz band are taking place among the committees of the MIC. The MIC established a working group for considering frequencies. In November 2010, this working group announced a policy of undertaking frequency transition and reorganization with the goal of realizing the 900MHz band available for mobile phone system use starting in 2012 and the 700 MHz band starting in 2015.

In May 2011, the Radio Law was amended, and various other measures were taken, so that mobile phone businesses will bear the expenses relating to frequency reorganization, allowing services to be launched in the near term. The effect of this amendment on NTT Group is expected to be minimal.

Further, in March 2011, the MIC held the “Discussion Meeting Regarding Frequency Auction,” and began considering introducing frequency auctions to Japan. Therefore, there is the possibility of future reviews with respect to the use and allocation of frequencies. The effect on NTT Group is currently unknown.

Global Businesses

The international communications market is undergoing drastic changes and developments with the rapid advances in ubiquitous broadband technologies, and the convergence between fixed and mobile services and between telecommunications and broadcasting services. In addition, as the activities of businesses and individuals become increasingly globalized, demand for integrated domestic-international ICT services is increasing. Asia remains an important market, led by China and India, where mobile phone use is rapidly expanding. Emerging areas such as Russia and the Middle East also present growth opportunities.

To meet the demands of its corporate customers for integrated domestic-international ICT capabilities and end-to-end network quality assurance, NTT Group, working in collaboration with its overseas partners, is seeking to provide ICT services that exploit its comprehensive strengths. NTT Group will continue to expand globally by building on its reputation for high quality and on its comprehensive service offerings that include networks, data centers and system integration. In addition, NTT Group is seeking to develop businesses tailored to the market environment of each region and country by utilizing its track record and know-how in providing services based on cutting-edge research and development, including the NGN.

Principal NTT Group global businesses are as follows:

(i)	NTT

Dimension Data

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data, an English public limited company based in the Republic of South Africa, that offers development, operation and maintenance of IT infrastructure for corporate customers, such as network equipment, servers and other devices, by means of a recommended cash offer. Further, in December 2010, NTT acquired the remaining Dimension Data shares in respect of which the cash tender offer had not been accepted. As a result, NTT acquired one-hundred percent ownership of Dimension Data, making it a wholly-owned subsidiary of NTT.

This acquisition will increase the competitiveness of both companies by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure.

(ii)	NTT Communications

In global business, NTT Communications responded to the needs of multinational companies by strengthening its provision of high value-added ICT total solutions, which combine network integration services with data center, security, server management and other services. In the global data center business, NTT Communications is focusing its efforts on the delivery of high-quality services by implementing procurement and quality control in an integrated fashion through its subsidiary, NTT International Communications.

Philippine Long Distance Telephone Company (“PLDT”)

In March 1995, NTT signed a contract with the Philippines telecommunications enterprise Smart Communications, Inc. (“SMART”), a provider of mobile and international telecommunications services, to provide technical assistance for its domestic telephone business. NTT Group’s initial equity investment in SMART was 15% and totaled US$123 million. In March 1999, NTT increased its investment in SMART to 37% through the purchase of SMART shares from First Pacific Company Limited (“FPC”) at a cost of US$149 million, the purchase of new shares at a cost of US$65 million and the conversion of convertible bonds that it held. As a result, NTT’s total investment stood at US$372 million. In September 1999, NTT Communications, which had been assigned SMART’s shares by NTT, reached an agreement with PLDT and FPC to acquire a 15% stake in PLDT. Pursuant to this agreement, NTT Communications exchanged all of its shares in SMART for newly issued common shares of PLDT. Following this exchange of shares, NTT Communications’ equity share in PLDT was 7.8% of the overall equity of PLDT after the increase in share capitalization resulting from the exchange. NTT Communications also subscribed for newly issued PLDT common shares for approximately US$358 million, representing an additional 7.2% (post-investment and after adjusting for the exchange of SMART shares) of the common shares of PLDT.

In January 2006, NTT Communications, PLDT and FPC agreed that NTT Communications (whose equity stake in PLDT had decreased to 14% due to the conversion of convertible preferred shares and other factors) would sell half of its PLDT shares (approximately 12.63 million) to NTT DOCOMO for approximately ¥52.1 billion. This transaction was completed in March 2006, and NTT Communications’ ownership interest in PLDT became 7.0%. Due to the subsequent conversion of outstanding convertible bonds of PLDT and other factors, NTT Communications’ ownership interest in PLDT was 6.7% as of March 2008. See “—(iii) NTT DOCOMO” for a further discussion of NTT DOCOMO’s investment in PLDT.

Sri Lanka Telecom PLC. (“SLT”)

In August 1997, NTT signed a contract with the government of Sri Lanka and SLT to become a strategic partner of SLT. NTT invested US$225 million in SLT, acquiring a 35.2% interest. At the time of NTT’s reorganization, this investment was transferred from NTT to NTT Communications, and an NTT Communications executive was elected to serve as Chief Executive Officer of SLT. Privatized in 1996, SLT is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka. SLT carried out an initial public offering on the Colombo Stock Exchange, the domestic Sri Lanka stock exchange, in November 2002.

In April 2008, NTT Communications sold its shares in SLT to an investment subsidiary of the Malaysian firm Usaha Tegas Sdn Bhd, for a price of roughly US$299 million.

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

HKNet Company Limited (“HKNet”)

NTT Communications acquired a 49% stake in HKNet, a major ISP in Hong Kong, in July 1999 and in September 2000 increased its ownership percentage to 79% through the purchase of additional shares. After NTT Communications responded to a call for a capital increase in November 2001 and made purchases of HKNet’s stock in December 2001 from CTT Telecom Holdings Limited (local partner), HKNet became a wholly-owned subsidiary of NTT Communications. As a result, NTT Communications will be able to more efficiently carry out its strategies for its IP-related services both in Hong Kong and on the Chinese mainland through HKNet. NTT Communications, jointly with HKNet, is currently providing high-quality global IP services with an emphasis on broadband IP connections and data center security for corporate customers.

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

(iii)	NTT DOCOMO

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

Philippine Long Distance Telephone Company (“PLDT”)

In January 2006, for the purpose of business support and technological tie-up, including enhancing NTT DOCOMO’s international roaming service, NTT DOCOMO entered into an agreement with three companies—NTT Communications, PLDT and First Pacific Company Limited (“FPC”), which is PLDT’s largest shareholder—on NTT DOCOMO’s purchase of approximately 7.0% of PLDT’s total outstanding common shares from NTT Communications, for approximately ¥52.2 billion.

Starting in March 2007, NTT DOCOMO had acquired PLDT shares in stages in securities exchanges, which totaled approximately ¥98.9 billion or equivalent to approximately 7.5% of PLDT’s outstanding common shares.

Furthermore, in May 2011, NTT DOCOMO entered into an option agreement with JG Summit Holdings, Inc., the holding company of a conglomerate in the Philippines, to give the parties options through which NTT DOCOMO would acquire approximately 2% of the total issued and outstanding shares of PLDT, worth an estimated amount of about ¥21.6 billion (as of April 28, 2011). This transaction creates an opportunity for an additional acquisition of shares following PLDT’s planned acquisition of a majority stake in Digital Telecommunications Philippines Inc. via a share swap, which would lead to a dilution of NTT group’s cumulative stake. Once the trade based on the option agreement is completed, NTT DOCOMO would hold approximately 14% of PLDT’s outstanding common shares, and NTT group’s cumulative stake would be approximately 20%.

KT Corporation (“KT”)

In December 2005, NTT DOCOMO entered into an agreement with Korean mobile network operator KT Freetel Co., Ltd. (“KTF”) on the formation of a comprehensive business alliance including equity participation, under which NTT DOCOMO invested approximately KRW 564.9 billion (approximately ¥65.1 billion at the date of investment), and acquired 10% of KTF’s outstanding shares.

Under this partnership, the two companies established the Business & Technology Cooperation Committee (“BTCC”) and NTT DOCOMO provided technical support to KTF to deploy a W-CDMA network across Korea. Other successful outcomes of the BTCC’s active endeavors include launching jointly developed terminals in Korea, offering a jointly developed service called Kaigai Plus Number and, further still, examining the mutual use of the NFC service between Japan and Korea.

In addition, in January 2009, in conjunction with the merger between KTF and the Korean fixed-line carrier KT, for the purpose of a strategic alliance with KT, NTT DOCOMO agreed to exchange 40% of its stake in KTF for KT common shares, and the remaining 60% for exchangeable bonds issued by KT. In June 2009, NTT DOCOMO acquired the above shares and exchangeable bonds, and its equity stake in KT became approximately 2.4%. In December 2009, NTT DOCOMO exchanged its exchangeable bonds for KT’s ADRs, bringing its stake in KT to approximately 5.9%.

DOCOMO PACIFIC, INC.

In December 2006, with a view to improving convenience for customers in Guam and the Northern Mariana Islands, a major destination for Japanese visitors, by enhancing the GSM network there and introducing packet roaming services by developing a GPRS network, NTT DOCOMO acquired Guam Cellular & Paging (“Guam Cellular”) and Guam Wireless Telephone Company, LLC, both of which were mobile network operators operating in Guam and the Northern Mariana Islands (including the island of Saipan), for a total amount of US$71.8 million (approximately ¥8.4 billion) and merged the operations of the two companies. As a result of this acquisition, Guam Cellular became NTT DOCOMO’s wholly-owned subsidiary. In July 2008, NTT DOCOMO launched 3G services, based on W-CDMA technology. In October 2008, the company name was changed to DOCOMO PACIFIC, INC. In December 2009, NTT DOCOMO began offering a push-type information distribution i-channel service called “MAX CHANNEL.”

Robi Axiata Limited (“Robi”)

In September 2008, NTT DOCOMO acquired a 30% stake in TM International (Bangladesh) Limited, a mobile network operator based in Dhaka, Bangladesh, for approximately US$350 million (approximately ¥37.5 billion) to facilitate the company’s business expansion in the fast-growing Bangladeshi mobile telecommunication market. In November of the same year, NTT DOCOMO made an additional investment of approximately US$30 million (approximately ¥2.9 billion) in proportion to its capital contribution. The company name was changed to Axiata (Bangladesh) Limited in May 2009 and was then changed again to Robi in August 2010. As of March 2011, NTT DOCOMO holds 30.0% of Robi shares.

Tata Teleservices Limited (“TTSL”)

In March 2009, NTT DOCOMO acquired common shares of TTSL, an Indian communication carrier, that amounted to an approximate 26.5% stake in the company for 128.1 billion rupees (approximately ¥252.3 billion) in a move to expand its business areas in the Indian market, which is expected to achieve rapid economic growth in the coming years. In June 2009, TTSL began offering GSM services under the brand name “TATA DOCOMO,” and also launched a 3G service in November 2010, outpacing competitors to become the first private company to offer such a service. In March 2011, in order to strengthen the 3G network operations, NTT DOCOMO accepted the rights offering for approximately 8 billion rupees (approximately ¥14.4 billion) in proportion to NTT DOCOMO’s capital contribution. Currently, NTT DOCOMO holds approximately 26.5% of TTSL shares.

DOCOMO interTouch Pte. Ltd. (“interTouch”)

In December 2004, NTT DOCOMO acquired all of the shares of inter-touch (BVI) Limited, a Singapore-based holding company, for US$70 million (approximately ¥7.3 billion as of the date of investment), with a view to improving the convenience for overseas travelers by further expanding its business and enhancing service offerings.

In January 2008, NTT DOCOMO acquired all of the shares of MagiNet Pte. Ltd., a high-speed Internet service and video distribution service provider for hotels, for approximately US$150 million (approximately ¥16.5 billion) with the view to improving its group business results and future business expansion and also carried out a capital increase in interTouch of US$191 million (approximately ¥21.0 billion). In April 2008, NTT DOCOMO changed its name to DOCOMO interTouch Pte. Ltd. Currently, interTouch is one of the largest providers of high-speed Internet service for hotels in the Asia-Pacific region, providing services in approximately 1,100 hotels in 57 countries across the world.

net mobile AG (“net mobile”)

In November 2009, in order to establish an international mobile-content distribution platform, NTT DOCOMO acquired 79.6% of the outstanding common shares of net mobile, a German mobile content distribution platform business, at a cost of approximately 38.9 million Euros (approximately ¥5.2 billion) by means of a tender offer carried out by its wholly-owned subsidiary, DOCOMO Deutschland GmbH. As a result of this tender offer, net mobile became NTT DOCOMO’s subsidiary. In December 2009, by subscribing to a private placement of new shares issued by net mobile at a cost of approximately 4.89 million Euros (approximately ¥600 million), NTT DOCOMO’s stake in the company increased to approximately 81.5% of outstanding common shares.

PacketVideo Corporation (“PacketVideo”)

In July 2009, NTT DOCOMO acquired 35% of the outstanding shares of PacketVideo, a U.S. company, from NextWave Wireless Inc. (“NextWave”), also a U.S. company, for US$4.55 million (approximately ¥4.5 billion) to expand its music and video services. Then in October 2010, NTT DOCOMO acquired 65% of the outstanding shares of PacketVideo that had been held by NextWave, at US$111.6 million (approximately ¥9.3 billion). As a result of this deal, PacketVideo became a wholly-owned subsidiary of NTT DOCOMO.

PacketVideo is a leading company in music and video content player software and content service platforms for mobile phones, and it also develops and provides its own cutting-edge solutions in the area of services that enable music and video content to be shared among home electronics devices, including televisions, digital photo frames, and audio equipment, as well as personal computers and mobile phones.

(iv)	NTT DATA

NTT DATA is increasing its capacity to respond to the needs of global corporations (including Japanese companies) as well as local businesses, and is bolstering its offshore development systems in Asia.

The Revere Group, Limited (“Revere”)

In November 2005, through a U.S.-based subsidiary, NTT DATA acquired 60% of Revere’s outstanding shares, a provider of system integration services operating in the United States. This acquisition enabled NTT DATA to expand its system integration business in the United States through Revere’s industry-specific IT consulting and software development resources, tailored primarily to the manufacturing, financial, and health care industries. Further, Revere is expanding its operational network throughout the United States, and in August 2007 acquired Tryarc LLC, a medium-sized systems company based in the U.S. West Coast.

Shenzhen NTT DATA East Net Co., Ltd. (“EastNet”)

In July 2007, NTT DATA acquired a 51% equity stake in Shenzhen East Net Co. Ltd., from its parent company, BlueNet Co. Ltd., and established EastNet. EastNet has a customer base of Japanese manufacturing companies primarily in China’s southern region and provides, among other things, packaged solutions for production control for manufacturing companies.

VERTEX SOFTWARE PRIVATE LIMITED (“Vertex”)

In December 2007, NTT DATA acquired 68.7% of the outstanding shares of Vertex, a company located in India which provides offshore development services for companies in Japan and the United States. By acquiring management control of Vertex and operating Vertex directly as a development center, NTT DATA aims to establish an offshore development structure on a global scale and to bolster development capabilities within NTT Group through exchange of personnel and other measures.

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

Intelligroup

In July 2010, NTT DATA made Intelligroup, Inc., a U.S. based IT services company, its wholly-owned subsidiary through a takeover bid and subsequent merger with its U.S. subsidiary in exchange for monetary consideration. NTT DATA strengthened its corporate client support as a result through the acquisition of Intelligroup’s business clients, specialized know-how of SAP products and Oracle products, tools related to enterprise resource planning (“ERP”) and the global operation know-how centered on Intelligroup’s delivery center in India, and through the collaboration of NTT Group’s domestic and international companies.

Keane International

In December 2010, a U.S. subsidiary of NTT DATA merged with Keane International, a U.S. IT service business. As a result, Keane International became a wholly-owned subsidiary of NTT DATA. In addition to providing the global SAP service capabilities NTT DATA has built to date, this acquisition has enabled NTT DATA to provide comprehensive ICT services in the United States. NTT DATA further strengthened its support for corporate clients through collaborations with Keane International and NTT Group.

(v)	Other

NTT Vietnam Corporation (“NTTV”)

In November 1997, NTTV, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation (“VNPT”), jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The term of this license is for 15 years. During the first five years, a telephone network system of roughly 240 thousand lines was to be constructed. After this period, and for the term of the license, NTTV is to receive distributions of revenue from VNPT while providing technical support and managerial guidance relating to the telephone business. At the time of NTT Group’s reorganization, NTTV’s shares were transferred from NTT to NTT East. In 2008, NTTV returned a portion of the funds collected to its shareholders, and its capital was reduced from approximately ¥6.4 billion to approximately ¥3.8 billion. In January 2011, NTT East increased its interest in the joint venture to 85%.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2009, 2010 and 2011 are shown in the table below:

	Year ended March 31,
	2009	2010	2011
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Regional communications business	¥879,313	¥874,204	¥806,953
Long distance and international communications business	140,057	129,010	135,452
Mobile communications business	737,606	686,508	668,476
Data communications business	180,068	162,571	139,070
Other services	208,020	134,831	120,155

Total	¥2,145,064	¥1,987,124	¥1,870,106

The capital investment amounts shown above are the amounts, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cash-flow statement under “Payments for property, plant, and equipment” and “Payments for acquisition of intangible assets.”

	Year ended March 31,
	2009	2010	2011
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Payments for property, plant, and equipment	¥1,411,979	¥1,370,923	¥1,410,827
Payments for acquisition of intangible assets	559,156	545,397	484,159
Total	1,971,135	1,916,320	1,894,986

Differential of capital investment amount	¥(173,929)	¥(70,804)	¥24,880

Capital investment for each segment in the fiscal year ended March 31, 2011 was as follows:

In the regional communications business segment, with emphasis placed on improving customer service and making reductions in costs, capital investments were directed to the further growth of fiber-optic services through, among other things, the expansion of the lineup of services provided and expansion of the FLET’S Hikari Next service area. For fixed-line telephone services and other services, NTT Group made capital investments in the minimum amount necessary to ensure and maintain the provision of high quality, stable universal service and to make full use of existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments focused on expanding data centers in line with “BizCity” service’s cloud epoch. NTT Group also worked to simplify and improve the efficiency of its telecommunications facilities.

In the mobile communications business segment, NTT Group continued to improve the service quality across the FOMA service area, responded to the increase in traffic volume resulting from the promotion and increased use of smartphones and constructed facilities for the launch of “Xi” services. NTT Group also made efforts to make capital expenditures more efficient and less costly by reducing procurement costs, introducing cost-effective equipment and employing innovative planning, designing and construction techniques.

In the data communications business segment, NTT Group made capital investments primarily in the public and financial sector.

NTT Group records its physical plant assets as follows:

	As of March 31, 2011
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,727,729	¥436,337	¥937,962	¥352,201	¥5,454,229
Long distance and international communications business	219,226	51,181	165,050	493,602	929,059
Mobile communications business	1,613,634	198,040	404,052	1,315,916	3,531,642
Data communications business	127,311	50,754	96,787	442,435	717,287
Other services	—	397,363	561,727	250,262	1,209,352

Total	¥5,687,900	¥1,133,675	¥2,165,578	¥2,854,416	¥11,841,569

NTT Group plans to make efficient capital investments, build new facilities in response to demands for FLET’S Hikari Next services, expand the Xi service area, respond to increasing communications traffic and invest in, among other things, the Great East Japan Earthquake restoration efforts. NTT Group forecasts about ¥1,950 billion in capital investments for the fiscal year ending March 31, 2012. The following is a breakdown of major items by segment:

Year ending March 31,
2012
(in millions of yen)
Total	¥1,950,000

Breakdown (major items)
Regional communications business(1)	¥795,000
Long distance and international communications business(2)	136,000
Mobile communications business(3)	705,000
Data communications business(4)	135,000

(1)	Total capital investment amount for NTT East and NTT West
(2)	Capital investment amount for NTT Communications
(3)	Capital investment amount for NTT DOCOMO (Consolidated)
(4)	Capital investment amount for NTT DATA (Consolidated)

The breakdown for each segment is as follows:

•	Regional communications business: ¥321.0 billion in voice transmission services, ¥97.0 billion in data transmission services, and ¥337.0 billion in leased circuit services, and other services.

•

Long distance and international communications business: ¥56.0 billion in voice transmission services, ¥16.0 billion in data transmission services, and ¥7.0 billion in leased circuit services, and other services.

•	Mobile communications business: ¥537.0 billion in mobile communications services, and other services.

Property, Plant and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services and are generally in good operating condition.

As of March 31, 2011, the total balance sheet amount of NTT Group’s fixed assets was ¥38,241.9 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations), 38.2%; telecommunications service lines, 38.0%; building and structures, 15.3%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.), 4.7%; land, 3.0%; and buildings under construction, 0.8%.

NTT Group networks are continually being updated and are recognized as appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP-related services such as fiber-optic access services and mobile communications services such as FOMA and Xi, as well as to increase the efficiency of its capital investments in existing facilities.

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

NTT Group provides procurement information via its international procurement website (http://www.ntt.co.jp/ontime/index-e.html) and always welcomes access from competitive suppliers worldwide. The information on this website is not incorporated by reference into this document.

Research and Development

NTT has conducted R&D on basic technologies that could contribute to solving social issues and developing a broadband and ubiquitous society in order to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group.” Commercialization of the results of R&D have been carried out through the “General Produce System” under which R&D achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, and research on advanced technologies for the future.

R&D Contributing to Service Creation

R&D for Promotion of Broadband and Ubiquitous Services

NTT has developed technology for the expansion of Hikari TV services and video coding technology for use in high-definition videoconferencing systems that utilize the NGN. In addition, NTT has promoted interconnectivity between services with differing specifications to encourage the increased use of video conferencing and Web conferencing services.

To enhance i-mode mobile service search functions, NTT provided Web page content analysis technology using the Japanese language processing technology accumulated thus far, and technology that displays search results giving priority to the most relevant information based on trends in search history.

NTT has conducted home security and other field trials with partner companies to advance the commercialization of Home ICT. NTT has also encouraged the use of ICT for administrative, medical and healthcare services, in classrooms and other areas, and conducted R&D directed at realizing cloud computing services that will serve as the social infrastructure to support these services.

R&D for Networks that Support Services

To further expand the FLET’S Hikari coverage area, NTT conducted research on extending the transmission ranges of optical subscriber devices and on conduit repair technology to improve infrastructure and facility durability. NTT has also provided technical support for the commercialization of mobile Wi-Fi routers.

R&D to Reduce Environmental Burden

To reduce electric power consumption in exchange offices and other facilities, NTT has conducted R&D on high-voltage direct-current supply, which decreases electricity loss during supply, and on airflow control technology for air conditioning to raise cooling efficiency. With the aim of conserving energy in offices and homes, NTT has investigated methods of collecting data from consumer electronics and devices connected to networks and from sensors and conducted R&D aimed at making energy consumption “visible.”

Global Deployment of Research Results

Optical-related components and high-speed optical access devices that use NTT technology, such as optical transmission devices and optical connectors, have been employed in the communications infrastructure of many countries, starting with countries in Asia. Super-high definition transmission (the number of pixels per screen is 16 times that of high definition) using a shared global IP network was successfully used in the transmission of live images between Tokyo and London.

In collaboration with companies and organizations in France, China and other countries, NTT has achieved international standardization of voice-encryption technology that realized voice communications with highly-realistic “as if you were there” bidirectional sound.

Advanced Research

In the security field, NTT has developed new encryption technology that allows specific access rights to be set on a file and successfully conducted a multi-site teleconference using quantum encryption that is theoretically unbreakable. NTT has also successfully achieved high-speed wireless transmissions with speeds in excess of 1 Gbps using a household wireless LAN. Additionally, with the aim of further reducing energy consumption by communication devices, NTT has developed ultra-compact semiconductor lasers that can transmit data using the least amount of energy of any such devices in the world, and has worked to develop new semiconductors using the vibration of minute plate springs to simultaneously execute multiple logical operations.

ITEM	4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM	5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2011, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

Broadband Services

In the fixed-line communications field, NTT Group worked to expand FLET’S Hikari service areas through alliances with local governments, and also took measures to expand FLET’S Hikari services and improve its customer support services. For example, NTT Group released the “Hikari i-frame,” a tablet device that can be carried freely around the house and easily operated, even by users not accustomed to PCs, by a touch panel, enabling access to content such as recipes and electronic flyers distributed by “FLET’S Market.” These activities were aimed at expanding the use and range of FLET’S Hikari use scenarios. NTT Group also made efforts to expand its service lineup by, among other things, launching “FLET’S Hikari Next Express Type,” a service with a maximum download speed of approximately 1 Gbps.

In the mobile communications field, NTT Group worked to increase the sales of smartphones, which are rapidly gaining popularity, while expanding their lineup and making efforts to enhance user convenience by launching “sp-mode,” a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. NTT Group also launched “Xi” (pronounced “crossy”), a service based on the new communication standard, LTE, with high-speed, large-capacity and low latency features, in certain sections of the Tokyo, Nagoya, and Osaka regions.

NTT Group worked to improve user convenience for broadband services so that users would not have to be conscious of the fixed line and wireless distinction by launching a mobile Wi-Fi router that automatically connects wireless LAN-compatible terminals such as notebook PCs, tablet devices, and portable game devices to optical broadband service inside the home and to public wireless LANs or mobile 3G networks outside the home.

Upper Layer Services—Solutions Businesses

Group-wide efforts, including collaboration with other companies, were directed towards the creation and improvement of services that use broadband networks. For “Hikari TV,” NTT Group provided 3D content and launched “Hikari TV Shopping,” an interactive service that takes advantage of the characteristics of IP networks. NTT Group also took steps to expand e-learning services, such as launching the “Virtual English School,” a service that allows users to take English conversation lessons in an online classroom from home.

With respect to cloud computing services, the future centerpiece for solutions provided to corporate customers, NTT Group expanded its service menus for services such as “BizXaaS” and “BizCity,” and promoted the building and provision of customer systems using these services and otherwise endeavored to provide high value-added solutions tailored to the industries and categories of its customers.

Global Businesses

By acquiring Dimension Data, which has offices in 49 countries around the world, and Keane International, which has offices in 11 countries centered on North America, NTT Group has constructed a framework which enables it to provide global one-stop ICT services in Australia, South America, the Middle East and Africa, in addition to Asia, Europe and the United States.

NTT Group worked to reinforce its service platforms by expanding its overseas data centers and networks, and by establishing overseas offices to strengthen sales to Japanese businesses operating abroad. NTT Group also expanded the coverage areas for its international IP-VPN service, mobile phone international roaming service, and content distribution services.

R&D

As part of its efforts to create new services, NTT Group engaged in R&D directed at the advancement of broadband networks, video services and cloud computing services, among other things, and the commercialization of Home ICT. NTT Group also conducted R&D on the fourth-generation mobile communications systems that will come after LTE. In addition, NTT Group undertook initiatives to globalize the results of its R&D and to reduce the environmental burden of its operations, and also promoted the research of high-capacity optical communications technologies, nano-devices and quantum information processing, as an initiative directed at advanced technologies that will support continuous development.

Corporate Social Responsibility (“CSR”)

NTT Group took group-wide CSR initiatives with the aim of contributing to the continuous development of society. In the area of environmental protection, NTT Group adopted the “Green Vision 2020” in November 2010. The main themes of this new environmental vision are creating a low-carbon society, establishing a recycling-based society, and preserving biodiversity.

Damage Caused by the Great East Japan Earthquake and Restoration Status

The Great East Japan Earthquake, which occurred on March 11, 2011, disrupted fixed-line services, mobile communications services and other NTT Group services in areas centered on the Tohoku region. Facilities were damaged and commercial power supply was disrupted at exchange offices, among other things, impacting approximately 1.5 million circuits for fixed-line services, approximately 6,700 mobile base station equipment, approximately 15,000 circuits for corporate data communication services and others.

NTT Group immediately established a disaster countermeasure headquarters and with a team of over 10,000 members, including support provided from across the nation, worked to restore damaged communications facilities and services. NTT Group also provided a Disaster Emergency Message Dial service and a Disaster Emergency Broadband Message Board service, deployed approximately 30 mobile base station vehicles and approximately 900 satellite mobile phones, and installed approximately 2,300 special public telephones to rapidly provide means of communication to those affected by the earthquake. By the end of March, more than 90% of damaged exchange offices and mobile communications base stations were back in service, and approximately 90% of data communication services to corporate customers had been restored.

As a result of the effects of the earthquake, NTT Group recorded ¥28.2 billion in operating expenses, including loss on retirement of damaged equipment and costs for restoration construction, for the fiscal year ended March 31, 2011.

Support for persons affected by the disaster included the provision of free communications services and the provision of information regarding the whereabouts of individuals, as well as an offer to the government to provide company housing for use as temporary accommodations. NTT Group also donated ¥1 billion to relief efforts.

NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2011 were ¥10,305.0 billion (an increase of 1.2% from the previous fiscal year). Consolidated operating expenses were ¥9,090.1 billion (an increase of 0.3% from the previous fiscal year). As a result, consolidated operating income was ¥1,214.9 billion (an increase of 8.7% from the previous fiscal year), consolidated income before income taxes was ¥1,175.8 billion (an increase of 5.0% from the previous fiscal year), and consolidated net income attributable to NTT was ¥509.6 billion (an increase of 3.5% from the previous fiscal year).

Business Outlook

Development of Business Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”

In May 2008, NTT Group announced the “Road to Service Creation Business Group—full-scale rollout of broadband and ubiquitous service,” its Medium-Term Management Strategy for the five-year period ending March 31, 2013. The principle objectives of this strategic plan are:

•

To build a full-IP network infrastructure for both fixed-line and mobile communications, which was targeted for completion in the fiscal year ending March 31, 2011, and to create and roll out broadband and ubiquitous services on this network infrastructure that are responsive to customer preferences;

•

To reform NTT Group’s business structure, shifting the main source of revenue from legacy businesses (which accounted for approximately 50% of consolidated operating revenue in the fiscal year ended March 31, 2008) to a business model where revenues from IP and solution business and new businesses such as FLET’S Hikari comprise 75% of consolidated operating revenue in the fiscal year ending March 31, 2013; and

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

Based on this strategic plan, NTT Group is focusing its efforts on the principal areas described below.

Enhancement of ICT Service and Solutions for Corporations and Government

To respond to the increasing diversification of corporate customer needs with regards to quality and price, NTT Group will enhance its lineup not just for networks, but also for data centers and applications, offering a range of menus from high-reliability to economically-priced, and will actively promote the development of “BizXAAS”, “BizCITY” and other services.

To enhance convenience in government, education and medical service and to respond to such societal issues as environmental protection, the aging population and declining birthrate, NTT Group will promote widespread ICT use. For example, to promote ICT use in the education field, NTT Group will collaborate with local governments to implement the cloud computing field trial, “Education Square X ICT”.

In response to the Great East Japan Earthquake, NTT Group will direct its efforts towards the creation and offering of services utilizing ICT, such as adopting cloud-based information systems and thin clients (e.g., “BizDesktop”), which have the ability to adapt to changes to the Business Continuity Plan (“BCP”) of businesses and local governments, and the monitoring of waterworks, canals, bridges and other public infrastructure using optical fiber or wireless technology.

Enhancement of Consumer Services

NTT Group will work towards the further increase of mobile communication speeds through the spread of the LTE service “Xi” and the expansion of its broadband user base through the introduction of easy-to-use rate plans, including “FLET’S Hikari Light,” a two-tier fixed-rate service. NTT Group will also make efforts towards further enhancement of ICT services using both fixed and wireless broadband.

In addition to smartphones, the number of devices that can connect to networks using wireless broadband services, such as automobiles and household electronics, is increasing. Through this increase in the use of networks, NTT Group will expand ICT services in a variety of areas, including the utilization of NTT Group’s content distribution, authentication, payment functions, enhancement of applications through collaboration with partner corporations, and promotion of Home ICT.

With social networking service, blogs and other services expanding, NTT Group will strengthen its response to the increased use of these services, utilizing smartphones and a variety of handsets with broadband services.

Strengthening of the Framework for Promotion of Global Businesses and the Enhancement of Services

To respond to customer needs for high quality and globally seamless services, NTT Group will strengthen global development in two primary business fields of System Integration (“SI”) and Network Integration (“NI”) business for corporate customers and mobile business for consumers.

In the SI and NI business for corporate customers, NTT Group will integrate the strengths of individual group companies, including the recently acquired Dimension Data and Keane International, to provide a complete service lineup and enhance area coverage, thereby achieving business synergies. Management will be further strengthened both in terms of global business strategy and in terms of personnel administration, in order to accelerate the growth in global business.

With regards to the mobile business for consumers in emerging markets, mainly in Asia, NTT Group will collaborate with local carriers, support the building of 3G services and introduce and expand value-added services. In the markets of developed countries, NTT Group will develop cutting-edge value-added services designed for high-speed networks and the increasing variety of devices.

Responding to Environmental Issues

With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below:

•	“Green of ICT”

This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	“Green by ICT”

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”

Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

Great East Japan Earthquake Restoration Initiatives and Disaster Countermeasures

In response to the Great East Japan Earthquake that occurred on March 11, 2011, NTT Group had restored virtually all damaged exchange offices and base stations (except for certain areas where restoration is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant, etc.) by the end of April, through renewal of power supplies and equipment in exchange offices, repair and re-installation of relay transmission lines, and areal restoration for mobile phones using large zone schemes where a single station covers multiple stations. For the areas where damage to houses and other structures was extensive, NTT will conduct restoration at the same pace at which roads and other infrastructure are restored.

The Great East Japan Earthquake impacted telecommunication facilities in unprecedented ways, as the massive earthquake and resulting tsunamis caused, among other things, widespread and extended power outages and scheduled power outages. In addition, with the advancement of mobile phones and the Internet, a wide variety of means for information exchange was employed. NTT Group has reconfirmed the fundamental importance of communication services to society, and in light of the foregoing, will proactively take the following countermeasures, collaborating with the central and local governments as necessary:

1. Development of disaster-resistant networks and prompt recovery methods

• Distribute key functions across regions and implement multiple routes in preparation against wide-area disasters

• Improve power capacity to withstand widespread and long-term power outages

2. Secure prompt reconnection for local relief sites

• Increase the use of satellite and wireless communications, etc.

3. Secure means of information distribution after disasters

• Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion)

• Measures to correspond to the diversification of customer needs, adding e-mail and the Internet to voice communications.

4. Provide services and solutions useful during a disaster and during recovery

• Support for local governments, medical care and schools, etc.

In addition, the financial impact on NTT Group’s operating income for the fiscal year ending March 31, 2012 is forecast to be approximately ¥30.0 billion. While NTT Group expects capital expenditures to increase by approximately ¥30.0 billion, it does not believe such increase will materially affect its businesses. Consequential effects of the earthquake, such as a decrease in sales, and costs related to new future disaster countermeasures, among other things, are not included in these forecasts as they cannot be determined at this time.

Results of Operations

The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010

(1) Telecommunications Circuit Facilities, etc.

In order to provide high quality telecommunication services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The recent status of circuit facilities for our major services is as follows:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2010	As of Mar. 31, 2011	Change	Percent Change
Telephone Subscriber Lines	33,238	30,271	(2,967)	(8.9)%
NTT East	16,394	14,929	(1,465)	(8.9)%
NTT West	16,844	15,342	(1,502)	(8.9)%
INS-Net	5,092	4,613	(479)	(9.4)%
NTT East	2,646	2,390	(256)	(9.7)%
NTT West	2,446	2,222	(223)	(9.1)%
Telephone Subscriber Lines + INS-NET	38,330	34,884	(3,446)	(9.0)%
NTT East	19,040	17,319	(1,721)	(9.0)%
NTT West	19,290	17,564	(1,725)	(8.9)%
Public Telephones	283,161	252,775	(30,386)	(10.7)%
NTT East	137,992	121,508	(16,484)	(11.9)%
NTT West	145,169	131,267	(13,902)	(9.6)%
FLET’S ISDN	241	193	(48)	(19.9)%
NTT East	119	94	(25)	(20.9)%
NTT West	122	99	(23)	(18.9)%
FLET’S ADSL	3,381	2,858	(524)	(15.5)%
NTT East	1,700	1,418	(282)	(16.6)%
NTT West	1,681	1,439	(242)	(14.4)%
FLET’S Hikari	13,251	15,059	1,808	13.6%
NTT East	7,533	8,511	978	13.0%
NTT West	5,718	6,547	830	14.5%
FLET’S Hikari Next*	2,210	4,596	2,386	108.0%
NTT East	1,642	2,963	1,321	80.5%
NTT West	568	1,633	1,064	187.3%
Hikari Denwa	10,142	12,113	1,971	19.4%
NTT East	5,420	6,446	1,026	18.9%
NTT West	4,722	5,667	945	20.0%
Conventional Leased Circuit Services	297	281	(16)	(5.5)%
NTT East	148	139	(9)	(6.2)%
NTT West	149	142	(7)	(4.9)%
High Speed Digital Services	188	171	(17)	(9.2)%
NTT East	100	91	(9)	(8.9)%
NTT West	88	80	(8)	(9.6)%
NTT Group Major ISPs	11,280	11,662	382	3.4%
OCN*	7,892	8,234	342	4.3%
Plala*	3,050	3,101	51	1.7%

	As of Mar. 31, 2010	As of Mar. 31, 2011	Change	Percent Change
Video Services
Hikari TV	1,009	1,413	404	40.0%
FLET’S TEREBI Transmission Services	270	592	322	119.0%
NTT East	240	475	235	97.8%
NTT West	30	117	87	288.9%
Mobile	56,082	58,010	1,928	3.4%
FOMA*	53,203	56,746	3,542	6.7%
Xi*	—	26	—	—
i-mode	48,992	48,141	(851)	(1.7)%
FOMA*	47,330	47,541	211	0.4%
sp-mode	—	2,095	—	—

*	Partial listing only

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,968 as of Mar. 31, 2011.

(6)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

(2) Operating Results

	Year Ended March 31,
	2010	2011	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,181.4	10,305.0	123.6	1.2%
Fixed voice related services	2,355.6	2,180.8	(174.8)	(7.4)%
Mobile voice related services	2,150.7	2,021.6	(129.2)	(6.0)%
IP/Packet communications services	3,113.4	3,341.1	227.7	7.3%
Sales of telecommunications equipment	598.3	565.9	(32.4)	(5.4)%
System integration	1,242.7	1,382.2	139.5	11.2%
Other	720.6	813.5	92.9	12.9%
Operating expenses	9,063.7	9,090.1	26.4	0.3%
Operating income (loss)	1,117.7	1,214.9	97.2	8.7%
Other income (expenses)	2.4	(39.1)	(41.5)	—
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,120.1	1,175.8	55.7	5.0%
Income tax expense (benefit)	447.0	475.6	28.6	6.4%
Equity in earnings (losses) of affiliated companies	8.8	1.7	(7.1)	(81.0)%
Net income (loss)	681.9	701.9	20.0	2.9%
Less—net income attributable to noncontrolling interests	189.6	192.2	2.6	1.4%
Net income (loss) attributable to NTT	492.3	509.6	17.4	3.5%

Operating Revenues

NTT Group’s operating revenues are divided into the six service categories comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2011 increased 1.2% from the previous fiscal year to ¥10,305.0 billion. While voice related revenues continued to decline, this increase was due to such factors as an increase in IP / packet communications service revenues attributable to increases in FLET’S Hikari and value-added service subscriptions, an increase in NTT DOCOMO’s packet ARPU, and an increase in system integration revenues resulting from mergers and acquisitions, including the acquisition of Dimension Data and NTT DATA’s acquisition of Keane International. For further details regarding the financial impact of the Dimension Data acquisition, please see Note 23 to the Consolidated Financial Statements.

Operating revenues for each service category for the fiscal year ended March 31, 2011 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, ISDN, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2011 decreased 7.4% from the previous fiscal year to ¥2,180.8 billion, accounting for 21.2% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and ISDN caused by the increasing popularity of mobile phones and the development of competition with optical IP telephones and fixed line services provided by other businesses, and competition with direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators.

Mobile Voice Related Services

Mobile voice related services include a portion of services from the mobile communications business segment, such as FOMA and mova voice communications services.

Mobile voice related revenues for the fiscal year ended March 31, 2011 decreased 6.0% from the previous fiscal year to ¥2,021.6 billion, accounting for 19.6% of total operating revenues. This was due to a decrease in voice ARPU arising from the penetration of discount plans, such as Value Plan, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, please see “—Segment Information—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Mobile Communications Business Segment.”

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment such as FLET’S Hikari and FLET’S ADSL, and a portion of the services in the long distance and international communications business segment such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services in the mobile communications business segment such as the packet communications services of FOMA and mova.

In the fiscal year ended March 31, 2011, revenues from IP/packet communications services increased 7.3% from the previous fiscal year to ¥3,341.1 billion, accounting for 32.4% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business, and an increase in packet ARPU arising from the increase in subscriptions for Packet Flat-Rate in the mobile communications business. For details of packet ARPU, please see “—Segment Information—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Mobile Communications Business Segment.”

Sales of Telecommunications Equipment

This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2011, revenues from telecommunications equipment sales decreased 5.4% from the previous fiscal year to ¥565.9 billion, accounting for 5.5% of total operating revenues. In the mobile communications business, despite handset mobile devices selling well, this decrease was due to a decrease in the prices for mobile handset devices.

System Integration

NTT Group’s system integration services include the data communications business segment and a portion of the services in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2011, revenues from system integration increased 11.2% from the previous fiscal year to ¥1,382.2 billion, accounting for 13.4% of total operating revenues. This was due to the acquisition of Dimension Data, in the long distance and international communications business, IRU* contracts for fiber-optic facility installations with local governments in the regional communications business, as well as an increase in the number of consolidated subsidiaries, including Keane International, in the data communications business.

*	Indefeasible Right of User. In order to improve the broadband infrastructure, NTT Group participates in the construction of fiber-optic facilities for local governments in areas where private businesses are reluctant to do business for such reasons as lack of profitability. NTT Group companies lease these fiber-optic facilities under IRU contracts and provide broadband services.

Other Businesses

The other businesses segment principally comprises the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

In the fiscal year ended March 31, 2011, revenues from other businesses increased 12.9% from the previous fiscal year to ¥813.5 billion, accounting for 7.9% of total operating revenues. This was due to an increase in revenues from construction and other businesses.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2011 increased 0.3% from the previous fiscal year to ¥9,090.1 billion. This was principally due to the factors discussed below. As a result of the Great East Japan Earthquake, which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, suffered damage. For the fiscal year ended March 31, 2011, ¥28,225 million was recorded in operating expenses as a loss on retirement of damaged facilities, expenses incurred for restoration work and other expenses which resulted from the earthquake. Expenses incurred in relation to the earthquake by segment are as follows: the regional communications business segment, ¥15,700 million; the long distance and international communications business segment, ¥1,042 million; the mobile communications business segment, ¥5,843 million; the data communications business segment, ¥345 million; and other businesses segment, ¥5,295 million.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2011 increased 0.9% from the previous fiscal year to ¥2,026.6 billion. This was a result of such factors as an increase in the number of employees as a result of the expansion of consolidated subsidiaries, which was partially offset by a decrease in the amortization amount for actuarial differences in the management of pension assets.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2011, cost of services and equipment sold, and selling, general and administrative expenses increased 1.3% from the previous fiscal year to ¥4,707.9 billion. One of the contributing factors to the increase was an increase in revenue-driven expenses resulting from an increase in system integration revenues. In the regional communications business segment, service costs for IRU contracts for fiber-optic facility construction work increased in conjunction with such arrangements. In addition, expenses also increased due to the increase in the number of consolidated subsidiaries, including Dimension Data.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2011 decreased 2.5% from the previous fiscal year to ¥1,962.5 billion. This was due to increased capital investment efficiency, among other factors.

Note:	Personnel expenses and expenses for purchase of goods and services and other expenses above are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2011 was ¥1,214.9 billion, an increase of 8.7% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other expenses for the fiscal year ended March 31, 2011 were ¥39.1 billion, from other income of ¥2.4 billion in the previous year. One of the contributing factors was the increase in foreign exchange losses, which were ¥17.4 billion and ¥0.6 billion for the fiscal years ended March 31, 2011 and 2010, respectively. Foreign exchange loss in the fiscal year ended March 31, 2011 stemmed from the use of derivatives entered into to hedge foreign exchange fluctuation risks associated with major overseas investments. Interest income declined to ¥21.6 billion from ¥24.0 billion for the fiscal years ended March 31, 2011 and 2010, respectively.

Net Income before Income Taxes

Net income before income taxes in the fiscal year ended March 31, 2011 increased 5.0% from the previous fiscal year to ¥1,175.8 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2011, income tax expense increased 6.4% from the previous fiscal year to ¥475.6 billion. This was due to an increase in net income before income taxes compared to the previous fiscal year.

Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2011 was ¥701.9 billion, an increase of 2.9% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2011 was ¥509.6 billion, an increase of 3.5% from the previous fiscal year.

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

(1) Telecommunications Circuit Facilities, etc.

(Thousands, except for Public Telephones)

	As of Mar. 31, 2009	As of Mar. 31, 2010	Change	Percent Change
Telephone Subscriber Lines	36,361	33,238	(3,123)	(8.6)%
NTT East	17,983	16,394	(1,589)	(8.8)%
NTT West	18,378	16,844	(1,534)	(8.3)%
INS-Net	5,724	5,092	(632)	(11.0)%
NTT East	2,984	2,646	(338)	(11.3)%
NTT West	2,740	2,446	(295)	(10.8)%
Telephone Subscriber Lines + INS-NET	42,085	38,330	(3,755)	(8.9)%
NTT East	20,966	19,040	(1,926)	(9.2)%
NTT West	21,118	19,290	(1,829)	(8.7)%
Public Telephones	307,187	283,161	(24,026)	(7.8)%
NTT East	147,620	137,992	(9,628)	(6.5)%
NTT West	159,567	145,169	(14,398)	(9.0)%
FLET’S ISDN	304	241	(63)	(20.7)%
NTT East	154	119	(35)	(22.8)%
NTT West	150	122	(28)	(18.6)%
FLET’S ADSL	3,992	3,381	(610)	(15.3)%
NTT East	2,058	1,700	(358)	(17.4)%
NTT West	1,934	1,681	(252)	(13.1)%
FLET’S Hikari	11,134	13,251	2,117	19.0%
NTT East	6,291	7,533	1,242	19.7%
NTT West	4,843	5,718	874	18.1%
FLET’S Hikari Next*	377	2,210	1,833	486.2%
NTT East	348	1,642	1,294	372.4%
NTT West	29	568	539	1,830.3%
Hikari Denwa	8,011	10,142	2,131	26.6%
NTT East	4,248	5,420	1,172	27.6%
NTT West	3,762	4,722	959	25.5%
Conventional Leased Circuit Services	320	297	(23)	(7.2)%
NTT East	161	148	(13)	(8.1)%
NTT West	160	149	(10)	(6.4)%
High Speed Digital Services	212	188	(24)	(11.2)%
NTT East	114	100	(14)	(12.1)%
NTT West	98	88	(10)	(10.2)%
NTT Group Major ISPs	10,607	11,280	673	6.3%
OCN*	7,367	7,892	526	7.1%
Plala*	2,896	3,050	154	5.3%

	As of Mar. 31, 2009	As of Mar. 31, 2010	Change	Percent Change
Video Services		—
Hikari TV	552	1,009	457	82.8%
FLET’S TEREBI Transmission Services	78	270	192	245.8%
NTT East	73	240	167	228.5%
NTT West	5	30	25	499.4%
Mobile	54,601	56,082	1,481	2.7%
FOMA*	49,040	53,203	4,163	8.5%
Xi*	—	—	—	—
i-mode	48,474	48,992	518	1.1%
FOMA*	44,853	47,330	2,477	5.5%
sp-mode	—	—	—	—

*	Partial listing only

(2) Operating Results

	Year Ended March 31,
	2009	2010	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,416.3	10,181.4	(234.9)	(2.3)%
Fixed voice related services	2,581.0	2,355.6	(225.4)	(8.7)%
Mobile voice related services	2,283.9	2,150.7	(133.2)	(5.8)%
IP/Packet communications services	2,898.0	3,113.4	215.4	7.4%
Sales of telecommunications equipment	709.6	598.3	(111.3)	(15.7)%
System integration	1,211.7	1,242.7	31.0	2.6%
Other	732.1	720.6	(11.5)	(1.6)%
Operating expenses	9,306.6	9,063.7	(242.9)	(2.6)%
Operating income (loss)	1,109.8	1,117.7	7.9	0.7%
Other income (expenses)	(4.6)	2.4	7.0	—
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,105.2	1,120.1	14.9	1.3%
Income tax expense (benefit)	370.1	447.0	76.9	20.8%
Equity in earnings (losses) of affiliated companies	(1.9)	8.8	10.7	—
Net income (loss)	733.2	681.9	(51.3)	(7.0)%
Less—net income attributable to noncontrolling interests	194.5	189.6	(4.9)	(2.5)%
Net income (loss) attributable to NTT	538.7	492.3	(46.4)	(8.6)%

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

Operating revenues for each of the six service categories for the fiscal year ended March 31, 2010 are summarized as follows:

Fixed Voice Related Services

Fixed voice related revenues for the fiscal year ended March 31, 2010 decreased 8.7% from the previous fiscal year to ¥2,355.6 billion, accounting for 23.1% of total operating revenues. This was due to a decline in the number of subscriptions for fixed-line telephone services and ISDN caused by the continuing shift from conventional fixed-line telephony to optical IP telephony as fiber-optic access services expanded, and continued competition with our competitors’ direct subscriber telephone services that use dry copper lines and telephone services provided by cable television operators.

Mobile Voice Related Services

Mobile voice related revenues for the fiscal year ended March 31, 2010 decreased 5.8% from the previous fiscal year to ¥2,150.7 billion, accounting for 21.1% of total operating revenues. This was due to a decrease in voice ARPU arising from the penetration of Value Plan, which was introduced in November 2007. For details of voice ARPU, please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

IP/Packet Communications Services

In the fiscal year ended March 31, 2010, revenues from IP/packet communications services increased 7.4% over the previous fiscal year to ¥3,113.4 billion, accounting for 30.6% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and its optional services in the regional communications business and an increase in packet ARPU arising from the increase in subscriptions for Packet Flat-Rate services in the mobile communications business. For details of packet ARPU, please see “—Segment Information—The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009—Mobile Communications Business Segment.”

Sales of Telecommunications Equipment

In the fiscal year ended March 31, 2010, revenues from telecommunications equipment sales decreased 15.7% from the previous fiscal year to ¥598.3 billion, accounting for 5.9% of total operating revenues. This was due to, among other things, a decrease in the wholesale unit price of mobile handset devices in the mobile communications business.

System Integration

In the fiscal year ended March 31, 2010, revenues from system integration increased by 2.6% over the previous fiscal year to ¥1,242.7 billion, accounting for 12.2% of total operating revenues. This was due to an increase in revenues due to the consolidation of additional subsidiaries in the data communications business segment and an increase in system integration revenues in the regional communications business segment.

Other Businesses

In the fiscal year ended March 31, 2010, revenues from other businesses decreased 1.6% from the previous fiscal year to ¥720.6 billion, accounting for 7.1% of total operating revenues. This was due to a decrease in revenues from the construction and electricity business, system development business and advanced technology development business, which more than offset an increase in revenues from the real estate business.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2010 decreased 2.6% from the previous fiscal year to ¥9,063.7 billion. This was principally due to the following factors:

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2010 increased 1.9% from the previous fiscal year to ¥2,008.2 billion. This was a result of an increase in net periodic costs for employee retirement benefits arising from the worsening environment for pension plan asset management in the fiscal year ended March 31, 2009, which more than offset savings from a decrease in the number of employees.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2010, expenses for purchase of goods and services and other expenses decreased 2.8% from the previous fiscal year to ¥4,647.3 billion. This was a result of a decrease in the price paid for mobile handsets that NTT DOCOMO purchased for sale to agent resellers. Mobile handset costs are affected mainly by the volume of mobile handsets sold to agent resellers and the per unit price paid by NTT DOCOMO. The number of mobile handsets sold to agent resellers decreased compared to the previous fiscal year due to an overall decline in customer confidence. The per unit price paid by NTT DOCOMO also decreased due to a proportional increase in sales of low- to medium-priced handsets and due to a reduction in licensing fees included in the mobile handset price, which NTT DOCOMO achieved by contributing a portion of the research and development expenses to mobile handset makers in exchange for acquiring ownership of the intellectual properties deriving therefrom.

Cost reduction efforts focused on the regional communications business segment, and conducted by NTT Group as a whole, more than offset increases in expenses associated with the consolidation of additional subsidiaries and the enhancement of customer services in the mobile communications business, through loyalty programs and the Mobile Phone Protection & Delivery Service, and contributed to the overall decline in expenses.

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

Reduction in overall capital investments by NTT Group also contributed to the reduction in depreciation and amortization expenses.

Note:	Personnel expenses and expenses for purchase of goods and services and other expenses above are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

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

Overviews of operational results for each segment are as follows:

The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010

Service Types		Fiscal Year Ended March 31, 2011
		Sales and Operating Revenue Amounts (¥ million)	Comparison with Previous Year (%)
Regional communications business	Fixed voice related services	2,052,688	(6.8)%
	IP/packet communications services	1,293,389	11.5%
	System integration services	199,481	18.8%
	Other services	481,650	11.3%
	Subtotal	4,027,208	1.6%
	Internal sales	497,657	(3.3)%
	Total for regional communications business	3,529,551	2.3%

Long distance and international communications business	Fixed voice related services	512,359	(5.9)%
	IP/packet communications services	374,866	(2.3)%
	System integration services	190,676	68.4%
	Other services	254,751	16.7%
	Subtotal	1,332,652	5.8%
	Internal sales	109,223	(3.9)%
	Total for long distance and international communications business	1,223,429	6.8%

Mobile communications business	Mobile voice related services	2,050,964	(6.2)%
	IP/packet communications services	1,695,905	6.7%
	Other services	477,404	(5.9)%
	Subtotal	4,224,273	(1.4)%
	Internal sales	32,478	(20.7)%
	Total for mobile communications business	4,191,795	(1.2)%

Data communications business	System integration services	1,163,188	2.7%
	Internal sales	132,081	5.5%
	Total for data communications business	1,031,107	2.4%

Other businesses	Other services	1,120,267	(1.1)%
	Subtotal	791,146	(0.8)%
	Total for other businesses	329,121	(1.8)%
Total consolidated sales and operating revenue		10,305,003	1.2%

Note:	The above figures do not include consumption or other taxes.

(1)	Regional Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2011 increased 1.6% from the previous fiscal year to ¥4,027.2 billion. Fixed voice related revenue fell as a result of a decline in fixed-line telephone subscriptions. However, this decrease was more than offset by the increase in IP / packet communications revenues associated with the increase in the number of subscriptions to FLET’S Hikari and value-added services and the increase in system integration revenue from the construction of fiber-optic facilities commissioned by local governments.

Operating expenses in the fiscal year ended March 31, 2011 increased 0.5% from the previous fiscal year to ¥3,900.0 billion. While personnel and depreciation costs fell, this was more than offset by, among other things, an increase in expenses associated with an increase in commissioned revenues.

As a result, segment operating income in the fiscal year ended March 31, 2011 increased 55.0% to ¥127.3 billion.

Operations for each service in the regional communications segment were as follows:

(Fixed	Voice Related Services)

With respect to telephone subscriber services, demand continued to contract due to the increasing use of mobile phones and the intensifying competition with optical IP telephones and with fixed-line telephone services offered by other companies. As a result, fixed-line telephone subscriptions decreased by 2,967 thousand from the previous fiscal year, falling to 30,271 thousand subscriptions as of March 31, 2011.

With respect to ISDN services, as a result of the continued contraction in demand due to the spread of broadband access services, the number of ISDN subscribers as of March 31, 2011 fell to 4,613 thousand, a decrease of 479 thousand ISDN subscribers from the previous fiscal year.

The numbers of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	16,394	14,929	(1,465)	(8.9)%
ISDN subscriptions	2,646	2,390	(256)	(9.7)%

NTT West:
Telephone subscriptions	16,844	15,342	(1,502)	(8.9)%
ISDN subscriptions	2,446	2,222	(223)	(9.1)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2011 was ¥2,570 for NTT East and ¥2,490 for NTT West, a decrease of ¥50 (1.9%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2011 was ¥5,170 for NTT East and ¥4,970 for NTT West, a decrease of ¥70 (1.3%) and ¥70 (1.4%), respectively, from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,930 for NTT East and ¥2,800 for NTT West, a decrease of ¥50 (1.7%) and ¥50 (1.8%), respectively, from the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phones.

Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

NTT East’s and NTT West’s market shares for MYLINE registrations continued to shrink in the fiscal year ended March 31, 2011. However, NTT Communications’ market share (accounted for under the long distance and international communications business segment) for MYLINE increased.

	As of March 31,
	2010	2011	Change
Intra-city:
NTT East	56.2%	54.3%	(1.9)%
NTT West	53.9%	51.7%	(2.2)%
NTT Communications	31.3%	34.1%	2.8%

Intra-prefectural and inter-city:
NTT East	52.0%	50.4%	(1.6)%
NTT West	50.0%	48.1%	(1.9)%
NTT Communications	32.1%	35.0%	2.9%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2011 were ¥5.21 per three minutes for GC interconnection charges and ¥6.96 per three minutes for IC interconnection charges. Revenues from these access charges for the fiscal year ended March 31, 2011 decreased by ¥1.2 billion from the previous fiscal year to ¥99.9 billion for NTT East and by ¥1.8 billion from the previous fiscal year to ¥108.9 billion for NTT West (including subsidies to NTT East and NTT West).

As a result of the shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, the number of leased circuit service subscriptions has continued to decline.

The number of leased circuit service subscriptions in the regional communications business segment was as follows:

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	148	139	(9)	(6.2)%
High-speed digital circuits	100	91	(9)	(8.9)%

NTT West:
Conventional leased circuits	149	142	(7)	(4.9)%
High-speed digital circuits	88	80	(8)	(9.6)%

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group worked to build solid revenue structures by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, in order to realize the goals of its medium-term management strategy, “Road to Service Creation Business Group,” NTT Group expanded the FLET’S Hikari coverage area by, among other things, collaborating with local governments. As of March 31, 2011, the number of subscribers was 15,060 thousand. Of this number, subscribers to FLET’S Hikari Next, an NGN-based, highly reliable, fiber-optic service that enables use of secured bandwith applications, totaled 4,600 thousand, accounting for the majority of new FLET’S Hikari subscriptions.

With respect to FLET’S Hikari, in order to increase the number of customers, NTT Group offered a variety of discounts on monthly usage fees, installation costs, and other fees. NTT Group also promoted membership programs aimed at improving customer satisfaction through CRM, resulting in the total number of members for NTT East and NTT West surpassing 5,700 thousand, and otherwise strengthened its efforts to maintain customer loyalty.

NTT Group also further expanded the coverage area for FLET’S TEREBI (NTT West), promoted collaborations with regional cable TV businesses, and worked to expand video services.

The numbers of subscriptions for flat-rate IP services, the IP telephone service, “Hikari Denwa,” and “FLET’S TEREBI Transmission Service” were as follows:

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari*	7,533	8,511	978	13.0%
FLET’S ADSL	1,700	1,418	(282)	(16.6)%
Hikari Denwa (channels)	5,420	6,446	1,026	18.9%
FLET’S TEREBI Transmission Service	240	475	235	97.8%

NTT West:
FLET’S Hikari*	5,718	6,547	830	14.5%
FLET’S ADSL	1,681	1,439	(242)	(14.4)%
Hikari Denwa (channels)	4,722	5,667	945	20.0%
FLET’S TEREBI Transmission Service	30	117	87	288.9%

(*)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched in March 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched in March 2008) provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2011 was ¥5,880 for NTT East and ¥5,890 for NTT West, ¥140 (2.4%) and ¥110 (1.9%) higher, respectively, than in the previous fiscal year. The main reason for these increases was higher sales of value-added services, such as Hikari Denwa and Remote Support Service.

Please see “The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group conducted efficient and effective business activities with local governments and educational institutions to enable regional customers to utilize and promote ICT, primarily through solutions tailored to specific businesses based on industry characteristics and trends.

With regards to local governments, NTT Group aggressively worked to eliminate the digital divide by providing broadband services under IRU contracts. NTT Group provided packaged solutions for IP retransmission of terrestrial digital broadcasts and disaster announcements, among other things, and aggressively worked to provide a broadband service environment tailored to regional needs.

Efforts directed towards corporations included the expansion of the VPN service menu and the construction of a system of mutual cooperation aimed at providing one-stop customer support for office ICT equipment (for breakdowns and other troubleshooting), through collaboration with businesses in a wide range of fields.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

In the fiscal year ended March 31, 2011, NTT East launched two services that connect service providers and users through FLET’S Hikari: “FLET’S Market” and a cloud service for home use, “Hikari i-frame.”

(2) Long Distance and International Communications Business Segment

Operating revenues for the fiscal year ended March 31, 2011 increased 5.8% from the previous fiscal year to ¥1,332.7 billion. Despite a decline in fixed voice related revenues and IP / packet communications revenues, revenues increased as a result of the increased number of consolidated subsidiaries, such as Dimension Data. Operating expenses in the fiscal year ended March 31, 2011 increased 6.4% from the previous fiscal year to ¥1,235.6 billion due to an increase in expenses arising from the increase in the number of consolidated subsidiaries. Operating revenues of Dimension Data and its subsidiaries included in the consolidated statements of operations for the fiscal year ended March 31, 2011 were ¥78,461 million. Operating income loss was ¥813 million, including amortization cost for intangible assets.

As a result, segment operating income in the fiscal year ended March 31, 2011 decreased 1.2% to ¥97.1 billion.

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

With respect to telephone services, NTT Group continued to respond to a variety of customer needs through national and international telephone services such as “PL@TINUM LINE” and strengthened its services by completing the transition to IN-X, a node for Freedial (toll-free number) and Navidial calls.

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2010	2011	Change
Inter-prefectural	79.7%	81.2%	1.5%
International	78.2%	79.8%	1.6%

(IP/Packet Communications Services)

In the long distance and international communications business segment, NTT Group worked to expand IP services.

For individual customers, NTT Group expanded the customer base for its ISP services, OCN and Plala, to a total of 11.34 million subscriptions through proactive marketing centered around fiber-optic services and by providing a variety of new services. In addition to the development of new value-added services such as OCN premium support and NTT ID log-in service, NTT Resonant collaborated with NTT DOCOMO to refine mobile search functionality. With its Hikari TV service, NTT Plala provided retransmission of BS digital broadcasts over IP and expanded high-definition content, and achieved its initial target of 1.4 million subscriptions.

NTT Group launched an IP service for global internal dialing for corporate customers in the coverage area (159 countries and regions) of “Arcstar™ Global IP-VPN,” an international IP-VPN service, which is the first such service for a Japanese telecommunications company. In addition, NTT Group provided high-quality network services to its multinational customers who operate globally, expanding its service area to telecommunications facilities of major cities in each country through IP-VPN interconnectivity with local partner telecommunications businesses.

The following table shows the number of subscriptions to IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2010	2011	Change	Percent change
	(in thousands)
IP-VPN	109	108	(1)	(0.9)%
OCN (ISP)	7,892	8,234	342	4.3%
Plala (ISP)*	3,050	3,101	51	1.7%
Hikari TV*	1,009	1,413	404	40.0%

*	Revenues from Plala and Hikari TV are included in “Operating Revenues—Other.”

(System Integration Services)

As corporate customers concentrate resources on core businesses, further expand businesses overseas and otherwise show an increasingly flexible response to environmental changes, NTT Group provided high value-added, one-stop solutions responsive to the needs of specific industries and businesses. NTT Group provided services such as BizCITY, a secure, high-quality cloud service that offers seamless global operation services, in areas of high customer demand, to efficiently utilize networks, outsource ICT infrastructure, promote teleworking, and support business continuity for companies operating overseas.

With respect to global businesses, NTT Group endeavored to respond to the needs of multinational companies by, enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group acquired Dimension Data, which has offices in 49 countries around the world, preparing a framework to provide global one-stop, comprehensive ICT services. In addition, NTT Group began construction of Asia Submarine-Cable Express, a high-capacity optical submarine cable that will link the Asian region together, and new premium data centers in Singapore and Hong Kong, acquired Emirio Globe Soft Pte Ltd, a provider of global IT outsourcing services focused on Asia, and otherwise endeavored to strengthen its capacity to provide services.

(3) Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2011 decreased 1.4% from the previous fiscal year to ¥4,224.3 billion. Despite an increase in IP / packet communications revenues the decrease was due to a fall in mobile voice related revenues caused by increased market penetration of the Value Plan, a decrease in telecommunications handset device sales revenues resulting from a fall in wholesale prices per unit and other factors. On the other hand, operating expenses in the fiscal year ended March 31, 2011 decreased 2.0% from the previous fiscal year to ¥3,385.2 billion as a result of a decrease in revenue-driven expenses, network-related expenses and other factors.

As a result, segment operating income in the fiscal year ended March 31, 2011 increased 1.3% from the previous fiscal year to ¥839.1 billion.

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

During the fiscal year ended March 31, 2011, NTT Group expanded smartphone use with a view towards improving packet ARPU, launched the Xi service, which utilizes the new LTE communications standard, and otherwise worked to respond to diverse customer needs. NTT Group also enhanced its handset lineup, billing plans and after-sales support, and worked to improve customer satisfaction. Additionally, NTT Group streamlined costs by reducing network-related costs and general expenses arising from the consolidation of call centers.

The total number of NTT DOCOMO’s mobile subscriptions as of March 31, 2011 was 58.01 million, an increase of 1.93 million, or 3.4%, compared to 56.08 million subscriptions as of the end of the previous fiscal year. As of March 31, 2011, the total number of FOMA subscriptions reached 56.75 million, accounting for 97.8% of NTT DOCOMO’s total mobile subscriptions, an increase of 3.54 million, or 6.7%, compared to 53.20 million subscriptions as of the end of the previous fiscal year. Due to the increased availability of flat-rate packet services, there has been a rapid adoption of smartphones, which allow users to access the Internet, music, and video comfortably on a large screen and allow them to download various applications developed throughout the world. In order to respond to the diverse needs of smartphone users and improve customer convenience, NTT DOCOMO has undertaken a variety of initiatives. Specifically, while expanding its handset lineup, NTT DOCOMO established “docomo market,” a portal site that provides appealing content and applications, and offered “sp-mode,” a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. As a result of these initiatives, the number of smartphones sold has risen sharply, with the number of handsets sold during the fiscal year ended March 31, 2011 exceeding 2.5 million. As of March 31, 2011, the number of sp-mode subscribers reached 2.09 million. The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
Mobile phone services(1)	56,082	58,010	1,928	3.4%
Mobile phone services (FOMA)(1)	53,203	56,746	3,542	6.7%
Mobile phone services (Xi)	—	26	—	—
Estimated mobile phone market share(1)(2)	50.0%	48.5%	(1.5)%	—
i-mode services(3)	48,992	48,141	(851)	(1.7)%
sp-mode services	—	2,095	—	—

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the 2-in-1 service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers which is computed based on figures released by the Telecommunications Carriers Association.
(3)	Number of i-mode service subscriptions is the total of Mobile phone services (FOMA) and Mobile phone services (mova) subscriptions.

MOU of mobile (Xi + FOMA + mova) service remained at substantially the same level as the previous fiscal year, moving from 136 minutes as of March 31, 2010 to 134 minutes as of March 31, 2011. Billable MOU (Xi + FOMA + mova), the portion of MOU that is charged to subscribers, decreased from 118 minutes as of March 31, 2010 to 114 minutes as of March 31, 2011 as a result of the expansion of toll-free calls. Aggregate ARPU of mobile (Xi + FOMA + mova) services decreased by ¥280 (5.2%) to ¥5,070 in the fiscal year ended March 31, 2011, from ¥5,350 in the fiscal year ended March 31, 2010. This was due to a decrease in voice ARPU (Xi + FOMA + mova) of ¥370 (12.8%) to ¥2,530 in the fiscal year ended March 31, 2011, from ¥2,900 in the fiscal year ended March 31, 2010, due to the expansion of the “Value Plan” introduced in November 2007 and from a decline in Billable MOU. Packet ARPU (Xi + FOMA + mova) increased, however, by ¥90 (3.7%) to ¥2,540 in the fiscal year ended March 31, 2011, from ¥2,450 in the fiscal year ended March 31, 2010, due to the expansion of Packet Flat-Rate services.

Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (Xi + FOMA + mova) (minutes)	136	134	(2)	(1.5)%
Billable MOU (Xi + FOMA + mova) (minutes)	118	114	(4)	(3.4)%
Aggregate ARPU (Xi + FOMA + mova)	¥5,350	¥5,070	(280)	(5.2)%
Voice ARPU (Xi + FOMA + mova)	2,900	2,530	(370)	(12.8)%
Packet ARPU (Xi + FOMA + mova)	2,450	2,540	90	3.7%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (FOMA) (minutes)	142	137	(5)	(3.5)%
Aggregate ARPU (FOMA)	¥5,480	¥5,120	(360)	(6.6)%
Voice ARPU (FOMA)	2,900	2,520	(380)	(13.1)%
Packet ARPU (FOMA)	2,580	2,600	20	0.8%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (mova) (minutes)	51	44	(7)	(13.7)%
Aggregate ARPU (mova)	¥3,460	¥3,280	¥(180)	(5.2)%
Voice ARPU (mova)	¥2,870	¥2,720	¥(150)	(5.2)%
Packet ARPU (mova)	¥590	¥560	¥(30)	(5.1)%

The portion of the mova and FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

Revenues from sales of telecommunications equipment decreased 5.9% from the previous fiscal year to ¥477.4 billion in the fiscal year ended March 31, 2011 despite a significant increase in smartphone handset device sales, due to a reduction in the wholesale unit prices of mobile handset devices.

(4) Data Communications Business Segment

In the data communications business segment, operating revenues in the fiscal year ended March 31, 2011 increased 2.7% from the previous fiscal year to ¥1,163.2 billion. Operating expenses increased 1.7% to ¥1,862.0 billion from the previous fiscal year due to, among other things, the increase in expenses resulting from the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2011 increased 18.7% from the previous fiscal year to ¥77.0 billion.

Operations for each service in the data communications segment were as follows:

The Public & Financial Company, a business group that provides high value-added IT services to sectors supporting social infrastructure, including public administration, healthcare, finance and financial settlements, has completed large-scale projects in the fiscal year ended March 31, 2011. However, it was affected by the worsening condition of the economy, intensifying competition and unprofitable transactions.

The Global IT Services Company, a business group that provides global high value-added IT services that support such business activities as manufacturing, distribution, services, media, communications and other business activities, was affected by, among other things, the expansion of telecom-related businesses and an expansion of consolidated subsidiaries from the acquisition of Keane International, which has 11 offices centered on North America, and which was intended to strengthen NTT’s ability to respond to its globalized customers.

The Solutions & Technologies Company, a business group that offers platforms and solutions that support cutting-edge IT services, worked to improve, among other things, the effects of the expansion of consolidated subsidiaries and the cost rate of its existing subsidiaries.

(5) Other Businesses Segment

In the other businesses segment, while there was an increase in revenues from the construction and other businesses, operating revenues in the fiscal year ended March 31, 2011 decreased 1.1% to ¥1,120.3 billion from the previous fiscal year due to, among other things, a decrease in revenues from system development and other businesses. Meanwhile, operating expenses in the fiscal year ended March 31, 2011 decreased 3.9% to ¥1,075.4 billion due to, among other things, a decrease in loan loss expenses in the financing business.

As a result, segment operating income for the fiscal year ended March 31, 2011 was ¥44.9 billion, an increase of 236.6% from the previous fiscal year.

1.	MOU (average monthly minutes of use per unit): Average communication time per subscription

The method of calculation for the number of active subscribers when calculating MOU for NTT DOCOMO is as follows:

FY Results: Sum of number of active subscribers for each month from April to March

Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of our fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of our regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from our mobile communications business segment, such as revenues from FOMA mobile phone services, mova mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East, NTT West

We separately compute the following four categories of ARPU for the fixed-line business conducted by each of NTT East and NTT West, using the following measures:

•

Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

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

*2 Starting from the fiscal year ended March 31, 2011, FLET’S Hikari ARPU for NTT East and NTT West includes revenues from Remote Support Service, which is a FLET’S Hikari optional service included in Supplementary Business revenues.

*3 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

*4 For purposes of calculating Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

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

*7 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below: FY Results: Sum of number of active subscribers for each month from April to March.

Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b) NTT DOCOMO

We compute ARPU for NTT DOCOMO using three aggregate measures.

Mobile Aggregate ARPU (Xi+FOMA+mova) = Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova).

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + Packet ARPU (mova).

*1 Our Voice ARPU (Xi+FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (Xi+FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to packet services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services.

*2 Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

*3 Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

*4 Communications module service subscribers, “Phone Number Storage” and “Mail Address Storage” services, and the revenues therefrom are not included in the calculations of mobile ARPU.

*5 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below. FY Results: Sum of number of active subscribers for each month from April to March.

Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

Service Types		Fiscal Year Ended March 31, 2011
		Sales and Operating Revenue Amounts (¥ million)	Comparison with Previous Year (%)
Regional communications business	Fixed voice related services	2,203,632	(9.0)%
	IP/packet communications services	1,160,016	13.4%
	System integration services	167,975	11.7%
	Other services	432,720	(7.7)%
	Subtotal	3,964,343	(2.5)%
	Internal sales	514,906	(9.0)%
	Total for regional communications business	3,449,437	(1.4)%

Long distance and international communications business	Fixed voice related services	544,528	(7.2)%
	IP/packet communications services	383,585	1.9%
	System integration services	113,256	(3.3)%
	Other services	218,273	(7.1)%
	Subtotal	1,259,642	(4.2)%
	Internal sales	113,693	(7.9)%
	Total for long distance and international communications business	1,145,949	(3.9)%

Mobile communications business	Mobile voice related services	2,187,157	(6.1)%
	IP/packet communications services	1,589,752	5.1%
	Other services	507,495	(16.4)%
	Subtotal	4,284,404	(3.7)%
	Internal sales	40,972	(17.3)%
	Total for mobile communications business	4,243,432	(3.5)%

Data communications business	System integration services	1,132,513	0.5%
	Internal sales	125,239	(3.4)%
	Total for data communications business	1,007,274	1.0%

Other businesses	Other services	1,007,274	(2.8)%
	Subtotal	797,332	(4.6)%
	Total for other businesses	335,284	1.9%
Total consolidated sales and operating revenue		10,181,376	(2.3)%

Note:	The above figures do not include consumption or other taxes.

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

As a result, segment operating income in the fiscal year ended March 31, 2010 increased 16.5% to ¥82.1 billion.

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

With respect to ISDN services, as a result of the continued contraction in demand in the wake of the spread of broadband access services, the number of ISDN subscribers as of March 31, 2010 fell to 5,092 thousand, a decrease of 632 thousand ISDN subscribers from the previous fiscal year.

The number of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
(NTT East)
Telephone subscriptions	17,983	16,394	(1,589)	(8.8)%
ISDN subscriptions	2,984	2,646	(338)	(11.3)%

(NTT West)
Telephone subscriptions	18,378	16,844	(1,534)	(8.3)%
ISDN subscriptions	2,740	2,446	(295)	(10.8)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2010 was ¥2,620 for NTT East and ¥2,530 for NTT West, a decrease of ¥50 (1.9%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2010 was ¥5,240 for NTT East and ¥5,040 for NTT West, a decrease of ¥70 (1.3%) and ¥80 (1.6%), respectively, from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,980 for NTT East and ¥2,850 for NTT West, a decrease of ¥70 (2.3%) and ¥50 (1.7%), respectively, from the previous fiscal year. The reasons for this decline include the shift by high-volume users to IP telephone services and the migration of users from fixed-line to mobile phones.

Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU and “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

NTT East’s and NTT West’s market share for MYLINE registrations continued to shrink. However, NTT Communications’ market share for MYLINE (accounted for under the long distance and international communications business segment) increased.

	As of March 31,
	2009	2010	Change
Intra-city:
NTT East	58.5%	56.2%	(2.3)%
NTT West	56.8%	53.9%	(2.9)%
NTT Communications	27.6%	31.3%	3.7%

Intra-prefectural and inter-city:
NTT East	54.0%	52.0%	(2.0)%
NTT West	52.4%	50.0%	(2.4)%
NTT Communications	28.4%	32.1%	3.7%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2010 were ¥4.52 per three minutes for GC interconnection charges and ¥6.38 per three minutes for IC interconnection charges. In addition, revenues from these access charges for the fiscal year ended March 31, 2010 decreased by ¥16.9 billion from the previous fiscal year to ¥101.2 billion for NTT East and by ¥20.2 billion from the previous fiscal year to ¥110.7 billion for NTT West (in both cases including USF subsidies to NTT East and NTT West). Please see “Item 4—Regulations—Interconnection—Universal Service Fund” for a discussion of regulatory changes affecting interconnection rates and USF subsidies.

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

(IP/Packet Communications Services)

In the broadband market, fiber-optic access services expanded to account for over half of broadband services in Japan in the fiscal year ended March 31, 2010. In addition to facility competition from other businesses and increasing service competition, the market environment is undergoing major changes as a result of the expansion of triple play service offerings, including video distribution and IP telephone, and the appearance of new services for information devices other than personal computers.

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

The number of subscriptions for fixed rate IP services, the IP telephone service, Hikari Denwa, and FLET’S TEREBI Transmission Service were as follows:

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

Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated. For purposes of the foregoing comparison against the previous fiscal year, the FLET’S Hikari ARPU figure announced for the previous fiscal year has been adjusted to reflect the changes in the calculation method for FLET’S Hikari ARPU that took effect in the fiscal year ended March 31, 2010.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

In the fiscal year ended March 31, 2010, in order to take advantage of FLET’S Hikari’s ability to offer novel applications and products in a simple and convenient manner for customers, NTT Group began offering the Hikari Link series, a lineup of information devices for connecting to FLET’S Hikari. In addition to Hikari Photo Frame, launched in March 2009, NTT Group launched a living-room PC in July 2009, Hikari BOX, which provides customers who did not previously use the Internet with a broadband-based lifestyle through their household TVs and monitors using FLET’S Hikari or other services.

Long distance and International Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 decreased 4.2% from the previous fiscal year to ¥1,259.6 billion. Although IP revenues increased as a result of increases in OCN and VPN related revenues, this increase was more than offset by a decrease in revenues from conventional fixed voice services arising from a decrease in subscriptions for fixed-line telephone services and a migration of users from conventional fixed-line telephony to optical IP telephony. While the economy has begun to show signs of recovery, revenues from the system integration business, which had risen in previous years, declined as the economic prospects for the foreseeable future remained unclear.

Operating expenses in the fiscal year ended March 31, 2010 decreased 4.7% to ¥1,161.4 billion. This was as a result of strict cost controls achieved through continued efforts in process improvement, and a decrease in communications equipment use fees linked to the decline in fixed voice revenues.

As a result, segment operating income in the fiscal year ended March 31, 2010 increased 1.4% to ¥98.2 billion.

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

With respect to telephone services, NTT Communications continued to respond to a variety of customer needs through national and international telephone services such as “PL@TINUM LINE” and strengthened its service by completing the transition to IN-X, a node for Freedial (toll-free number) and Navidial calls.

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2009	2010	Change
Inter-prefectural	77.5%	79.7%	2.2%
International	75.9%	78.2%	2.3%

The number of leased circuit service subscribers decreased due to the continued shift to less expensive IP/packet communications services.

(IP/Packet Communications Services)

NTT Group worked to expand IP services in the long distance and international communications business segment.

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

For corporate customers, NTT Group expanded its network service to meet its customers’ needs for SaaS/cloud computing and data center services for alleviating network workload in their ICT environments. Specifically, NTT Group launched Burst Ether Access, which enables stable high-speed access to data centers with high cost-efficiency, and Group-Ether, a low-cost, entry-type wide-area Ethernet service that uses the B FLET’S and FLET’S Hikari Next services offered by NTT East and NTT West. NTT Group also enhanced its line-up of high value-added services in response to the increasing sophistication of corporate infrastructure, including by providing the “Arcstar IP-VPN routerless plan,” which enables a customer’s office use of the router function through NTT Communications’ network without installing a local router.

The following table shows the number of subscriptions to IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31,
	2009	2010	Change	Percent Change
	(in thousands)
IP-VPN	116	109	(7)	(5.9)%
OCN (ISP)	7,367	7,892	526	7.1%
Plala (ISP)(*)	2,896	3,050	154	5.3%
Hikari TV(*)	552	1,009	457	82.8%

(*)	Revenues from Plala and Hikari TV are included in “Operating Revenues—Other.”

(System Integration Services)

Services for business customers were strengthened with more seamless global service offerings, including high value-added solutions and increased consulting-type sales in which the company helped customers solve problems as their “ICT Solution Partner.” Secure, high-quality cloud-based services were expanded under the BizCITYTM concept of providing companies with ICT environments for secure access to enterprise services from any place at any time. Customers used these services to compress business assets, lower investment risks and outsource systems.

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

Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 decreased 3.7% from the previous fiscal year to ¥4,284.4 billion. While revenues from packet communications increased due to an increase in Packet Flat-Rate subscriptions, the overall decrease was a result of decreases in mobile voice related revenues and telecommunications equipment sales revenues due to, among other factors, the penetration of new handset sales models and a decrease in Billable MOU. See the discussion of MOU below.

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

As a result, segment operating income in the fiscal year ended March 31, 2010 increased 0.4% from the previous fiscal year to ¥828.4 billion.

Operations for each service in the mobile communications segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

During the fiscal year ended March 31, 2010, NTT DOCOMO strived to expand subscribers’ packet usage through the expansion and enrichment of video content services as well as other measures, and also accelerated the personalization of services with the launch of navigation support services upgraded with the introduction of Auto-GPS locating capability and other initiatives. In addition, various steps aimed at enhancing customer satisfaction were taken, including the enrichment of the handset lineup, billing plans and after-sales support. As a result of these initiatives and the widespread acceptance of NTT DOCOMO’s new business model, the cellular churn rate continued to drop. The number of subscriber inflows due to Mobile Number Portability has also improved, and NTT DOCOMO acquired the largest market share of net additions for the year ended March 31, 2010.

The total number of our mobile (FOMA + mova) subscriptions as of March 31, 2010 was 56.08 million, an increase of 1.48 million, or 2.7%, compared to 54.60 million as of the end of the previous fiscal year. NTT expects that the growth rate of its mobile subscriptions will decline in the future as the growth of the Japanese market slows due to maturity. As of March 31, 2010, the number of FOMA subscriptions reached 53.20 million, which equaled 94.9% of NTT DOCOMO’s total mobile subscriptions, an increase of 4.16 million, or 8.5%, compared to 49.04 million subscriptions as of March 31, 2009. On the other hand, the number of mova subscriptions has steadily decreased since the fiscal year ended March 31, 2004, as a result of the migration of subscribers to the FOMA network. As of March 31, 2010, the total number of mova subscriptions was 2.88 million, a decrease of 2.68 million, or 48.2%, from 5.56 million subscriptions as of the end of the previous fiscal year. NTT DOCOMO decided to terminate mova service on March 31, 2012, in order to concentrate its managerial resources on FOMA service. NTT DOCOMO’s subscriber market share as of March 31, 2010 dropped 0.8% from 50.8% at the end of the previous fiscal year to 50.0%. The number of i-mode subscriptions reached 48.99 million as of March 31, 2010, an increase of 0.52 million or 1.1% from 48.47 million subscriptions as of March 31, 2009.

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

MOU of mobile (FOMA + mova) service was 136 minutes as of March 31, 2010, remaining substantially unchanged from an MOU of 137 minutes in the previous fiscal year. Billable MOU (FOMA+mova), the portion of MOU that is charged to subscribers, as of March 31, 2010 decreased from 124 minutes for the previous fiscal year to 118 minutes as a result of the expansion of toll-free calls. Aggregate average monthly revenue per unit (ARPU) of mobile (FOMA + mova) services decreased by ¥360 (6.3%) to ¥5,350 in the fiscal year ended March 31, 2010 from ¥5,710 in the fiscal year ended March 31, 2009. This was due to a decrease in voice ARPU (FOMA + mova) of ¥430 (12.9%) to ¥2,900 in the fiscal year ended March 31, 2010 from ¥3,330 in the fiscal year ended March 31, 2009, due to the increased penetration of Value Plan, which was introduced in November 2007, and a decrease in Billable MOU. Packet ARPU (FOMA + mova) increased, however, by ¥70 (2.9%) to ¥2,450 in the fiscal year ended March 31, 2010 from ¥2,380 in the fiscal year ended March 31, 2009. This was due to the increased penetration of fixed-rate packet communications services.

Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” for a description of how MOU is calculated. Please see “—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (FOMA + mova) (minutes)	137	136	(1)	(0.7)%
Billable MOU (FOMA + mova) (minutes)	124	118	(6)	(4.8)%
Aggregate ARPU (FOMA + mova)	¥5,710	¥5,350	¥(360)	(6.3)%
Voice ARPU (FOMA + mova)	¥3,330	¥2,900	¥(430)	(12.9)%
Packet ARPU (FOMA + mova)	¥2,380	¥2,450	¥70	2.9%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (FOMA) (minutes)	148	142	(6)	(4.1)%
Aggregate ARPU (FOMA)	¥6,010	¥5,480	¥(530)	(8.8)%
Voice ARPU (FOMA)	¥3,360	¥2,900	¥(460)	(13.7)%
Packet ARPU (FOMA)	¥2,650	¥2,580	¥(70)	(2.6)%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2009	2010	Change	Percent Change
MOU (mova) (minutes)	63	51	(12)	(19.0)%
Aggregate ARPU (mova)	¥3,750	¥3,460	¥(290)	(7.7)%
Voice ARPU (mova)	¥3,090	¥2,870	¥(220)	(7.1)%

Some revenues from mova and FOMA are recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

Due to the effects of the weakened economy, the volume of mobile handsets sold to agent resellers continued to decline in the fiscal year ended March 31, 2010 resulting in a decrease in telecommunications equipment sales revenues and mobile handset costs compared to the prior fiscal year.

Data Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2010 increased 0.5% from the previous fiscal year to ¥1,132.5 billion. While there was an increase in revenues due to the consolidation of additional subsidiaries in the data communications business segment, this was partially offset by a decrease in sales by existing subsidiaries and sales of products for the public sector attributable to the continuing effects of the weakened economy.

Operating expenses increased 2.6% to ¥1,067.6 billion. The increase was primarily the result of an increase in cost of goods sold and sales and operation costs associated with the consolidation of additional subsidiaries in the data communications business segment.

As a result, segment operating income in the fiscal year ended March 31, 2010 decreased 25.2% to ¥64.9 billion.

Operations for each service in the data communications segment were as follows:

The system integration service develops, sells, leases and services data communications equipment systems tailored to the specific needs of customers. Both operating revenues and operating income decreased as a result of factors such as the general deterioration of the economic climate and intensifying competition, which outweighed the positive impact from the consolidation of additional subsidiaries.

The network system service provides services such as supplying information, data processing and other services matched to customer needs, using computer networks such as the Internet. Both operating revenues and operating income grew due to the impact of the robust sales of the ANSER(1) and CAFIS(2) systems and other factors.

Our other businesses in this segment include research and evaluation of customer management issues, preparing plans and proposals for optimization of data communications systems, and providing facility maintenance and management. Both operating revenues and operating income increased as a result of the expansion of maintenance and system operation business.

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

As a result, segment operating income for the fiscal year ended March 31, 2010 decreased 12.2% to ¥13.3 billion.

Liquidity and Capital Resources

The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2011 amounted to ¥2,830.9 billion, an increase of ¥13.0 billion from ¥2,817.8 billion in the fiscal year ended March 31, 2010. This increase was due to, among other things, the increase in net income and the increase in cash inflow in conjunction with the collection of installment payments for mobile handsets.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt, pay for long-term investments and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2011 amounted to ¥2,052.2 billion, a decrease of ¥256.7 billion from ¥2,308.9 billion in the fiscal year ended March 31, 2010. While cash outflows for long-term investments increased to ¥425.8 billion due to, among other things, the acquisitions of Keane International and Dimension Data, revenues from the redemption of fund management instruments maturing in three months increased ¥577.1 billion from the fiscal year ended March 31, 2010 to ¥220.2 billion, and payments for property, plant and equipment and acquisition of intangible and fixed assets computed on a cash basis in the fiscal year ended March 31, 2011 decreased by ¥21.3 billion from the prior year, totaling ¥1,895.0 billion.

The decrease in payments for property, plant and equipment and intangible assets for the fiscal year ended March 31, 2011 resulted primarily from the following factors: in the regional communications business, investments were directed towards the expansion of the NGN coverage area and capital investments were made more efficient through, among other things, effective utilization of existing facilities, and, in the mobile communications business, while there were increased investment activities, such as the construction of the “Xi” network, capital investments in relation to the construction of the “FOMA” network have decreased. For the fiscal year ended March 31, 2011, capital investments amounted to ¥1,870.1 billion on an accrual basis, of which ¥807.0 billion was invested by the regional communications business and ¥668.5 billion was invested by the mobile communications business.

Net cash used in financing activities in the fiscal year ended March 31, 2011 was ¥249.6 billion, a decrease of ¥401.7 billion from the ¥651.3 billion in the fiscal year ended March 31, 2010. This decrease was due to, among other things, a net increase of ¥106.3 billion in long-term debt over the previous fiscal year related to financing for the acquisitions of Dimension Data and Keane International. The capital raised in the fiscal year ended March 31, 2011 from the issuance of long-term debt includes ¥224.9 billion in net proceeds from corporate bond offerings denominated in yen and loans from financial institutions amounting to an aggregate of ¥576.3 billion.

As of March 31, 2011, the interest-bearing debt of NTT Group was ¥4,553.5 billion, an increase of ¥61.8 billion from the amount as of March 31, 2010 (compared to a decrease of ¥407.6 billion for the fiscal year ended March 31, 2010 from the fiscal year ended March 31, 2009). The ratio of interest-bearing debt to shareholders’ equity stood at 56.8% as of March 31, 2011 (compared to 57.7% as of March 31, 2010). Interest-bearing debt comprised short-term borrowings and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as ¥19.2 billion in deposits received pursuant to depositary agreements.

NTT Group believes net cash expected to be generated from operating activities, available borrowings NTT Group makes from banks and other financial institutions or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2012, NTT Group expects capital investments totaling ¥1,950.0 billion on an accrual basis, an increase of ¥79.9 billion from the fiscal year ended March 31, 2011. This is due, among other things, to investment in the amount of approximately ¥30.0 billion caused by the Great East Japan Earthquake, as well as growth investment directed towards the expansion of NTT Group’s cloud business. The total amount of capital investments includes approximately ¥795.0 billion by the regional communications business (aggregate of NTT East and NTT West) and approximately ¥705.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. Also, NTT is currently anticipating the purchase of certain shares budgeted for sale by the Government. Please see “Item 4—Information on the Company—Relationship with the Government.”

The actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict with certainty.

Liquidity

As of March 31, 2011, NTT Group had cash and cash equivalents (including short-term investments with principal maturities of less than three months) of ¥1,435.2 billion compared with ¥911.1 billion as of March 31, 2010. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	2,690,578	485,459	863,305	522,006	819,808
Bank loans	1,467,414	295,864	473,715	526,831	171,004
Interest payments on long-term debt	234,224	58,875	85,605	47,966	41,778
Capital lease obligations(2)	69,848	24,158	27,409	10,111	8,170
Operating leases	66,074	19,540	28,936	6,658	10,940
Purchase obligations(3)	304,890	241,266	58,457	2,538	2,629
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,833,028	1,125,162	1,537,427	1,116,110	1,054,329

(1)	Please see Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥79,351 million to its pension plans in the fiscal year ending March 31, 2012 (see Note 10 to the Consolidated Financial Statements).

As of March 31, 2011, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥304.9 billion, principally reflecting capital investments for the fiscal year ended March 31, 2010. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009

Financing, Capital Resources and Use of Funds

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

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2009, March 31, 2010 and March 31, 2011, were, respectively, ¥268.2 billion, ¥278.1 billion and ¥268.2 billion.

The following table shows an outline of research and development costs by segment for the fiscal years ended March 31, 2009, March 31, 2010 and March 31, 2011:

	Year ended March 31,
	2009	2010	2011
	(in millions of yen)
Regional Communications Business(1)	¥127,459	¥125,788	¥121,881
Long Distance and International Communications Business(2)	18,701	17,220	17,242
Mobile Communications Business(3)	100,793	109,916	109,108
Data Communications Business(4)	10,090	11,389	10,743
Other Businesses(5)	138,154	140,831	133,247

Sub-total	395,197	405,144	392,221
Internal Transactions	127,000	127,000	124,000

Total	¥268,197	¥278,144	¥268,221

(1)	Research and development relating to the development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services, and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms, and others.
(3)	Development of new products and services related to mobile communications and research and development aimed at increasing the quality of existing services and enhancing performance of network functions, and others.
(4)	Technology development to strengthen competitiveness in system integration, as well as others.
(5)	Research and development relating to the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, research and development relating to technologies that contribute to reducing industry’s burden on the environment and research and development relating to new principles, new parts and new materials that will bring about extensive technological innovations in the information and communications market, and others.

Information on Market and Operation Trends (Trend Information)

In the information and communications market, facility competition has led to the creation of a broadband environment at the highest worldwide levels, and the competition in services tailored to customer needs continues to unfold in new ways. In the fixed-line communications field, as optical broadband services expand, markets for video services that take advantage of optical broadband and other new markets are developing. In the mobile communications field, the transition to broadband is continuing, and a diverse range of handsets is available, including smartphones and tablet terminals. In addition, drastic changes and developments continue to occur in conjunction with the development of the broadband and ubiquitous network environment, including the convergence between fixed and mobile communications and between telecommunications and broadcasting as IP networks are increasingly utilized, and the creation of various new businesses that utilize information and communications technologies (“ICT”).

In the broadband market, fiber-optic access services have expanded to account for over half of broadband services in Japan. In addition to facility competition among service providers and increasing service competition, the market environment is undergoing major changes as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for a diverse range of wireless devices. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced as fiber-optic access services expanded. In addition, competition with IP telephone services provided by competitors using fiber-optic access services and telephone services provided by cable television operators continued.

As Japan’s mobile phone market has continued to mature in line with the rise in the mobile phone penetration rate, competition among operators intensified in such areas as the acquisition of subscribers and further improvement of service offerings.

Major trends anticipated in the fiscal year ending March 31, 2012 are as follows:

•

Consolidated operating revenues for the fiscal year ending March 31, 2012 are expected to increase year over year for the second consecutive fiscal year due to, among other things, the increase in IP packet communications revenues resulting from the increase in packet ARPU in conjunction with the increase in FLET’S Hikari subscribers and smartphone sales, and an increase in system integration revenues resulting from the consolidation of Dimension Data, and Keane International, which were acquired during the fiscal year ended March 31, 2011, in the fiscal year ending March 31, 2012, despite a decrease in voice-communication related revenues caused by a decline in the number of fixed-line telephone subscriptions and an expansion of mobile phone discount services.

•

Subscriptions to fiber-optic access services such as “FLET’S Hikari” are expected to show a net increase in the fiscal year ending March 31, 2012, exceeding the increase in the fiscal year ended March 31, 2011. In addition to ongoing initiatives to promote the adoption of fiber-optic services in small- to medium-sized multi-unit dwellings, provide fiber-optic access services to regions currently without access through collaboration with the national and local governments, and continue the promotion of “Hikari Portable” and “Hikari i-frame” use, NTT Group will work to expand sales by launching “FLET’S Hikari Light,” a user-friendly service for customers who have little or no experience using the Internet. NTT Group will also strive to lower the churn rate by strengthening aftercare services through membership programs by promoting FLET’S Hikari as a package with “Hikari Denwa” and by continuing discount campaigns for new service installation fees intended for long-term users.

•

Fixed-line telephone and ISDN subscriptions are expected to experience a decline in the fiscal year ending March 31, 2012 similar to that recorded in the fiscal year ended March 31, 2011, due to, among other things, customers continuing to migrate to optical IP telephone services, including “Hikari Denwa.”

•

While NTT Group anticipates that an increase in new mobile phone subscriptions will be limited due to the high mobile phone penetration rate, NTT Group expects the number of subscriptions in the fiscal year ending March 31, 2012 will exceed the number of subscriptions in the fiscal year ended March 31, 2011 as a result of such measures as lowering the churn rate, improving the satisfaction of existing customers, expanding smartphone sales and exploring new markets, such as photo frames.

Additional information relating to market trends can be found in other sections in this Item 5. Also, for information relating to the impact of the Great East Japan Earthquake for the fiscal year ended March 31, 2012, please see “—Business Outlook.”

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Key Information—Forward-Looking Statements”).

Off-Balance Sheet Arrangements

As of March 31, 2011, contingent liabilities for guaranteed loans amounted to ¥23.4 billion.

Application of New Accounting Standards and Recent Pronouncements

Application of New Accounting Standards

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets.” This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU is also applicable to transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).” This ASU prescribes the change in approach for determining VIE’s primary beneficiaries (the reporting entities that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIE. The adoption of this ASU had an impact on the accounting for consolidated VIE. However, the adoption of this ASU did not have a material impact on results of operations and financial position of NTT Group.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

Effective October 1, 2010, NTT Group adopted ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU requires enhanced disclosures regarding the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for the nine months ended December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this ASU did not have an impact on the results of operations and financial position of NTT Group. Details of these enhanced disclosures are described in Note 21.

In January 2011, ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings,” was published. The pronouncement relating to troubled debt restructurings will be effective for accounting terms and fiscal years ending on or after June 16, 2011.

Recent Pronouncements

In October 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This pronouncement addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This pronouncement eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This pronouncement became effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this ASU is not expected to have a material impact on the results of operations and financial position of NTT Group.

In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This pronouncement amends the accounting model for revenue arrangements that include both tangible products and software elements. This pronouncement also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This pronouncement became effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this ASU is not expected to have a material impact on the results of operations and financial position of NTT Group.

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

Revenue Recognition

Revenue arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Revenues from non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of revenues from non-recurring upfront fees and related direct costs and the estimated average customer relationship period over which such fees and costs are amortized. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates and newly introduced or anticipated products, services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. Estimates of expected future usage are based on past records of use and experience and are affected by changes in trends of telephone card usage. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as revenue upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the fiscal year in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method because it permits reasonably dependable estimates of revenues and costs to be made at various stages of a contract. Recognized losses are subject to revision as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. NTT Group’s total depreciation and amortization expenses in the fiscal years ended March 31, 2009, 2010 and 2011 were ¥2,139.2 billion, ¥2,012.1 billion and ¥1,962.5 billion, respectively. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total

“Impairment losses” in the fiscal years ended March 31, 2009, 2010 and 2011 were ¥4.3 billion, ¥4.6 billion and ¥1.1 billion, respectively. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on property, plant and equipment in relation thereto.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment by reporting unit either at the operating segment level or one level below such segment, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. The determinants used for the fair value measurement include quoted market prices, management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives, and if the fair value is less than the carrying amount of goodwill, an impairment loss is recognized for the difference between the carrying value of the goodwill and its implied fair value. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2009, 2010 and 2011 were ¥9.2 billion, ¥3.9 billion and ¥2.8 billion, respectively. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on goodwill in relation thereto.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below carrying value, the length of time the value has been below the carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations, NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2009, 2010 and 2011 were approximately ¥65.0 billion, ¥9.0 billion and ¥19.0 billion, respectively. While NTT Group believes the carrying values of its equity method and cost method investments are realizable, actual results or changes in circumstances could require additional charges to be recorded.

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately 1.7% and 1.4% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2010 and 2011, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2011, the total amount of net actuarial loss was ¥542.9 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.5% for the fiscal year ended March 31, 2010, and 2.3% to 2.5% for the fiscal year ended March 31, 2011. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 41.5%, 23.0%, 15.0%, 10.0% and 10.5% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 44.3%, 25.0%, 10.0%, 15.0% and 5.7% (weighted-average) of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2011, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2010 and 2011 were approximately 13.0% and (1.0)%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.2% as of March 31, 2010 and of 2.1% as of March 31, 2011. In determining the benefit obligations, NTT Group used a discount rate of 2.1% as of March 31, 2010 and of 2.0% as of March 31, 2011. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2011:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 200.0	+ /-4.0	+ /-120.0
50 basis point increase / decrease in expected return on assets	—	- /+ 10.0	—

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

NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period such judgment is made. As of March 31, 2010 and 2011, NTT Group had gross deferred tax assets of ¥1,700.4 billion and ¥1,748.6 billion, which included a valuation allowance of ¥265.9 billion and ¥274.6 billion, respectively. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 23, 2011.

On June 23, 2011, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of five corporate auditors.

The following is a list of the directors, senior management and corporate auditors of NTT as of June 30, 2011:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Norio Wada	Director and Chairman	Chairman of Board of Directors	Aug. 16, 1940	June 2012	11,824	June 1992
Satoshi Miura	Representative Director and President	Chief Executive Officer	Apr. 3, 1944	June 2012	10,020	June 2005
Noritaka Uji	Representative Director and Senior Executive Vice President	In charge of technical strategy; Chief Technology Officer; and Chief Information Officer	Mar. 27, 1949	June 2012	5,100	June 2007
Hiroo Unoura	Representative Director and Senior Executive Vice President	In charge of business strategy; in charge of Strategic Business Development Division; in charge of Global Business Office; and Chief Financial Officer	Jan. 13, 1949	June 2012	6,700	June 2002
Kaoru Kanazawa	Representative Director and Senior Executive Vice President	In charge of risk management and international standardization; and Chief Compliance Officer	Jan. 23, 1945	June 2012	5,500	June 2007
Yasuyoshi Katayama	Director and Executive Vice President	Director of Technology Planning Department; Director of Next Generation Network Office, Technology Planning Department; and Director of NTT Comware Corporation	Jan. 23, 1952	June 2012	5,702	June 2008

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Hiroki Watanabe	Director and Executive Vice President	Director of Corporate Strategy Planning Department; and Director of Nippon Telegraph and Telephone West Corporation	Mar. 15, 1953	June 2012	3,300	June 2008
Toshio Kobayashi	Director and Senior Vice President	Director of Finance and Accounting Department	Nov. 16, 1951	June 2012	3,300	June 2007
Hiromichi Shinohara	Director and Senior Vice President	Director of Research and Development Planning Department; Director of the Information Sharing Laboratory Group	Mar. 15, 1954	June 2012	2,300	June 2009
Tetsuya Shoji	Director and Senior Vice President	Director of General Affairs Department; Director of Internal Control Office, General Affairs Department; and Director of Nippon Telegraph and Telephone East Corporation	Feb. 28, 1954	June 2012	4,304	June 2009
Takashi Imai	Outside Director	Director of Japan Securities Finance Co., Ltd.; Director of Nippon Television Network Corporation; and Auditor of Nippon Life Insurance Company	Dec. 23, 1929	June 2012	400	July 1999
Yotaro Kobayashi	Outside Director	Director of Sony Corporation	Apr. 25, 1933	June 2012	1,100	July 1999

Corporate Auditors
Shunsuke Amiya	Full-time Corporate Auditor	—	June 12, 1946	June 2015	2,510	June 2008
Yoshitaka Makitani	Full-time Corporate Auditor	—	July 30, 1947	June 2015	706	June 2011
Shigeru Iwamoto(2)	Corporate Auditor	Certified Public Accountant; Commissioner of National Audit Organization of Central Union of Agricultural Co-operatives; Director of Sumitomo Mitsui Financial Group, Inc.; and Director of Sumitomo Mitsui Banking Corporation	Mar. 31, 1941	June 2015	2,200	June 2006
Toru Motobayashi(2)	Corporate Auditor	Lawyer; Director of Hitachi, Ltd.; and Corporate Auditor of Sumitomo Life Insurance Company	Jan. 5, 1938	June 2015	1,616	June 2008

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Michiko Tomonaga(2)	Corporate Auditor	Certified Public Accountant; and Corporate Auditor of Keikyu Corporation	July 26, 1947	June 2015	100	June 2011

Presidents of Principal Subsidiaries
Tsutomu Ebe	President, NTT East	—	Oct. 30, 1947	June 2012	7,906	June 2008
Shinichi Otake	President, NTT West	—	Jan. 25, 1948	June 2012	5,404	June 2004
Akira Arima	President, NTT Communications	—	Aug. 25, 1949	June 2012	5,200	June 2007
Ryuji Yamada	President, NTT DOCOMO	—	May 5, 1948	June 2012	2,902	June 2007
Toru Yamashita	President, NTT DATA	—	Oct. 9, 1947	June 2013	300	June 1999

(1)	NTT Shares owned as of June 30, 2011.
(2)	Outside Corporate Auditor.

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

Hiroo Unoura joined Nippon Telegraph and Telephone Public Corporation in April 1973. In June 2002, he became a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business

Strategy Division of NTT. In June 2008, he was elected to the position of Senior Executive Vice President, a position he currently holds, and Director of the Strategic Business Development Division of NTT. As of June 2011, he no longer holds the latter position.

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

Hiroki Watanabe joined Nippon Telegraph and Telephone Public Corporation in April 1976. In July 2002, he became an Executive Manager of the Business Communications Headquarters, Innovation Department of NTT East. In April 2003, he became an Executive Manager of the Strategy Planning Division, Corporate Business Headquarters of NTT East. In July 2004, he became an Executive Manager of the Corporate Strategy Planning Department Headquarters of NTT East. In June 2005, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East. In June 2008, he was elected to the position of Senior Vice President and Director of the Corporate Strategy Planning Department of NTT and also assumed his current role as a Director (part-time) of NTT West. In June 2011, he was elected to his current position of Director and Executive Vice President of NTT.

Toshio Kobayashi joined the Ministry of Finance (“MOF”) in April 1975. In July 2006, he became a Deputy Director-General for Policy Evaluation of the MOF. In June 2007, he was elected to his current position of Senior Vice President and Director of the Finance and Accounting Department of NTT.

Hiromichi Shinohara joined Nippon Telegraph and Telephone Public Corporation in April 1978. In April 2003, he became an Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2003, he became a General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2007, he became a Director of the Information Sharing Laboratory Group. In June 2009, he was elected to his current position of Senior Vice President and Director of the Research and Development Planning Department of NTT. As of June 2011, he also holds the position of Director of the Information Sharing Laboratory Group.

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

Yoshitaka Makitani joined Nippon Telegraph and Telephone Public Corporation in May 1970. In July 1998, he became a Senior Executive Manager of the Affiliated Companies Department of NTT DATA CORPORATION. In June 1999, he became a Senior Vice President and Senior Executive Manager of the Accounts and Finance Department, and concurrently served as the Senior Executive Manager of the Affiliated Companies Department starting from September 2000. In July 2001, he became the Senior Vice President and Senior Executive Manager of the Accounts and Finance Department, and in June 2006, became the Executive Vice President and Senior Executive Manager of the Accounts and Finance Department. In June 2003, he became the Executive Vice President and Senior Executive Manager of the General Affairs Department and concurrently served as the Senior Executive Manager of the Affiliated Companies Department. In June 2005, he became the President of NTT BUSINESS ASSOCIE Corporation, and in June 2009, he became a full-time Corporate Auditor of NTT DOCOMO. In June 2011, he was elected to his current position as a full-time Corporate Auditor of NTT.

Shigeru Iwamoto was registered as a certified public accountant in March 1976. He became the President of Asahi & Co. (now KPMG AZSA LLC) in May 1999 and the Chairman of KPMG AZSA & Co. (now KPMG AZSA LLC) in May 2004. He assumed his current role as the Commissioner of the National Audit Organization of Central Union of Agricultural Co-operatives in August 2005. In June 2006, he was elected to his current position of Outside Corporate Auditor of NTT. In June 2009, he assumed his current positions as an Outside Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation.

Toru Motobayashi was registered as a lawyer with the Tokyo Bar Association in April 1963. In July 1971, he became a Partner of Mori Sogo (now Mori Hamada & Matsumoto). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of Bar

Associations. In April 2008, he assumed his current position as a Partner of the law firm of Ihara and Motobayashi. In May 2002, he became the Commissioner, and in May 2010, a Vice Deputy Chairman, of the Commercial Law Center, Inc. In June 2006, he became an Outside Director of Hitachi Ltd. In June 2008, he was elected to his current position of Outside Corporate Auditor of NTT, and assumed his current position as an Outside Corporate Auditor of Sumitomo Life Insurance Company in July 2008.

Michiko Tomonaga was registered as a certified public accountant in March 1975. In July 2007, she became a Vice President of the Japanese Institute of Certified Public Accountants, and in July 2008 became a Senior Partner of Ernst & Young Japan. In June 2010, she assumed her current position as an Outside Corporate Auditor of Keikyu Corporation. In June 2011, she was elected to her current position of Outside Corporate Auditor of NTT.

None of NTT’s directors or corporate auditors is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

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

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2011

Position	Number of Payees	Base Salary	Bonus	Total
	(millions of yen)
Director (excluding outside directors)	10	¥432	¥96	¥528
Corporate Auditor (excluding outside corporate auditors)	2	¥74	—	¥74

Total	12	¥506	¥96	¥602

Notes:

1.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
2.	In addition to the above, ¥12 million is to be paid as executive bonuses to four directors who also hold executive management positions.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2011

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of outside directors and outside corporate auditors	5	¥72

Note: One outside corporate auditor who retired on September 6, 2010 is included in the above.

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

Board of Corporate Auditors

NTT maintains a board of corporate auditors, which is composed of five members, referred to as corporate auditors, of whom three are outside corporate auditors. Each corporate auditor attends board of directors and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of corporate auditors works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions. Under the Corporation Law, at least half of the corporate auditors must be outside corporate auditors (persons who have never been a director, accounting advisor, officer, general manager or other employee of NTT or any of its subsidiaries), and no corporate auditor may concurrently serve as a director, general manager or other employee of NTT or any of its subsidiaries or an accounting advisor or officer of any of NTT’s subsidiaries. As indicated in “—Board of Directors” above, at least one of NTT’s outside directors or outside corporate auditors is required to meet certain additional independence criteria established by the Japanese stock exchanges.

NTT’s Articles of Incorporation provide that there shall be no more than five corporate auditors on NTT’s board of corporate auditors. NTT’s corporate auditors and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s corporate auditors are nominated by the board of directors with the consent of the board of corporate auditors and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the board of corporate auditors appoints by resolution one or more members who serve on a full-time basis. In accordance with the Corporation Law and NTT’s Articles of Incorporation, the term of office of a corporate auditor expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within four years from the corporate auditor’s assumption of office. Corporate auditors may be reappointed upon expiration of their term of office. Corporate auditors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Corporate auditors may state their opinions at a general meeting of shareholders in relation to the removal of a corporate auditor.

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

Under the Corporation Law, “large companies” (such as NTT) are required to maintain a board of audit comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among others, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Under the Corporation Law, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) in principle requires that each non-U.S. company whose securities are listed on the NYSE maintain an audit committee composed solely of independent directors. However, if a non-U.S. company with a board of corporate auditors meets the requirements of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, the independent audit committee requirement does not apply. NTT currently maintains a board of corporate auditors in accordance with home country regulations which board of corporate auditors meets the requirements of paragraph (c)(3) of Rule 10A-3.

Employees

NTT and its consolidated subsidiaries had approximately 219,000 employees as of March 31, 2011. Almost all employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai; the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no significant strikes by the Union over the past ten years.

	Employees
	2009			2010			2011
Regional communications business	104,236	[56,884	]	98,697	[60,850	]	91,566	[63,997	]
Long distance communications and international business	13,923	[258	]	14,176	[504	]	29,330	[2,782	]
Wireless business	21,831	[6,745	]	22,297	[7,550	]	22,954	[8,068	]
Data communications business	31,238	[2,276	]	34,543	[2,495	]	49,991	[2,769	]
Other business	25,068	[4,310	]	25,269	[4,872	]	25,502	[5,267	]

Total	196,296	[70,473	]	194,982	[76,271	]	219,343	[82,883	]

Notes:
(1)	The number of employees as of March 31 for each of the fiscal years indicated is shown without parentheses. The average annual number of temporary employees for the fiscal years indicated is shown in parentheses.
(2)	The increase of 15,154 employees in the long distance and international communications business from the prior fiscal year was mainly attributable to Dimension Data becoming a subsidiary of NTT. The increase of 15,448 employees in the data communications business from the prior fiscal year was mainly attributable to Keane International becoming a subsidiary of NTT.

Share Ownership

As of March 31, 2011, the members of the board of directors of NTT owned a total of 57,450 Shares (less than 0.1% of outstanding Shares).

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

As of March 31, 2011, the Government owned 530,567,180 Shares or 36.62% of the issued Shares (40.10% of outstanding Shares). See Note 1 to the Consolidated Financial Statements.

	As of March 31, 2011
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	530,567,180	36.62	%(1)
Common stock	Directors and officers (12 persons)	57,450	—	(2)

(1)	40.10% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies and the related balances at the end of each of the periods ended March 31, 2009, 2010 and 2011 were as follows:

	Year ended March 31,
	2009	2010	2011
	(millions of yen)
Sales	¥14,929	¥18,767	¥23,145
Purchases	¥98,661	¥96,048	¥105,682
Receivables	¥9,478	¥11,668	¥11,839
Payables	¥76,987	¥66,844	¥73,042

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2009, 2010 and 2011 were ¥18,446 million, ¥18,284 million and ¥18,527 million, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2011, NTT DATA paid an annual fee of ¥2 million to Japan Electronic Payment Promotion Organization and an annual fee of ¥5 million to Japanese Association of Healthcare Information Systems Industry. Toru Yamashita, the chairman for both Japan Electronic Payment Promotion Organization and Japanese Association of Healthcare Information Systems Industry during the relevant period, is also the President and Chief Executive Officer of NTT DATA. Revenues of NTT DATA from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2011.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statement and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-67.

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

While maintaining a good financial standing, NTT intends to use internal funds for, among other things, investments in new business opportunities and a capital policy to improve capital efficiency.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT Group’s financial position since March 31, 2011, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 10, 2011, stocks of 1,684 companies were traded on the First Section of the TSE. The Nikkei Stock Average (“Nikkei 225”) is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share(1)		Average daily trading volume(1)	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2007	6,800	4,990	2,826,042	1,816.97	1,458.30	18,215.35	14,218.60
2008	6,380	4,070	3,047,081	1,792.23	1,149.65	18,261.98	11,787.51
2009	5,810	3,390	3,440,456	1,430.47	700.93	14,489.44	7,054.98
2010	4,370	3,590	2,454,334	979.58	793.82	11,097.14	8,351.91
2011	4,170	3,220	2,630,467	998.90	766.73	11,339.30	8,605.15
2010 Quarterly Periods
First Quarter	4,110	3,620	2,859,523	950.54	793.82	10,135.82	8,351.91
Second Quarter	4,370	3,660	2,252,265	975.59	852.42	10,639.71	9,050.33
Third Quarter	4,140	3,590	2,436,769	915.87	811.01	10,638.06	9,081.52
Fourth Quarter	4,075	3,705	2,269,057	979.58	881.57	11,097.14	9,932.90
2011 Quarterly Periods
First Quarter	4,040	3,580	2,808,062	998.90	841.42	11,339.30	9,382.64
Second Quarter	3,860	3,580	2,114,640	870.73	804.67	9,795.24	8,824.06
Third Quarter	3,945	3,605	2,619,974	908.01	803.12	10,370.53	9,154.72
Fourth Quarter	4,170	3,220	3,002,198	974.63	766.73	10,857.53	8,605.15
2011 Monthly Periods
January	3,870	3,705	2,277,147	973.74	910.08	10,589.76	10,237.92
February	4,120	3,780	2,870,279	974.63	913.52	10,857.53	10,274.50
March	4,170	3,220	3,742,309	963.70	766.73	10,754.03	8,605.15
April	3,855	3,650	1,960,985	862.62	827.56	9,849.74	9,441.03
May	3,880	3,750	2,136,326	865.55	817.68	10,004.20	9,422.88
June (through June 10)	3,915	3,770	2,121,238	839.41	807.99	9,719.61	9,380.35

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. Figures provided for “TSE Price per Share” and “Average daily trading volume” are adjusted accordingly. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

On June 10, 2011, the last traded price of the Shares on the TSE was ¥3,895 per Share, and the closing TOPIX and Nikkei 225 on that date were ¥817.38 and ¥9,514.44, respectively.

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

As of March 31, 2011, 61,347,924 ADSs (equivalent to 30,673,962 Shares, or 2.3% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 189 record holders of ADSs (including 185 United States record holders, who held 61,347,684 ADSs).

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2007	27.96	21.09	232,022
2008	26.74	19.43	474,065
2009	27.96	17.22	903,962
2010	24.09	18.18	513,476
2011	25.18	19.59	454,191
2010 Quarterly Periods
First quarter	21.36	18.18	636,285
Second quarter	24.09	19.50	477,008
Third quarter	23.03	19.72	501,656
Fourth quarter	22.38	19.89	437,304
2011 Quarterly Periods
First quarter	21.60	19.59	542,206
Second quarter	22.67	20.26	338,883
Third quarter	23.97	21.62	360,469
Fourth quarter	25.18	21.25	580,529
2011 Monthly Periods
January	23.42	22.21	555,027
February	24.64	23.30	408,387
March	25.18	21.25	744,909
April	23.24	21.93	414,844
May	24.55	23.15	554,534
June (through June 10)	24.27	23.37	416,368

The Shares are also listed on the LSE.

From 1999 to 2006, NTT engaged in a series of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT.

During the fiscal year ended March 31, 2007, at the ordinary general meeting of shareholders held on June 28, 2006, NTT’s shareholders approved an amendment to NTT’s articles of incorporation to permit the repurchase by NTT of its Shares in market transactions by resolution of the board of directors and to permit the sale by NTT of fractional Shares to shareholders at the request of holders of fractional Shares. During the fiscal year ended March 31, 2007, NTT purchased and sold Shares to fulfill requests by holders of Shares. As a result, the number of outstanding Shares (excluding treasury stock) as of March 31, 2007 was 13,819,669.

During the fiscal year ended March 31, 2008, at the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the periods between December 1, 2007 and December 28, 2007 and between March 1, 2008 and March 24, 2008, NTT acquired 178,698 Shares at an aggregate cost of ¥94.429 billion. None of these Shares were purchased from the Minister of Finance. As a result of these transactions and the purchase and sale by NTT of Shares to fulfill requests by holders of fractional Shares, the number of outstanding Shares (excluding treasury stock) as of March 31, 2008 was 13,638,738.

During the fiscal year ended March 31, 2009, at the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares (equivalent to 45,000,000 Shares after the stock split that took effect on January 4, 2009) from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution was adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split. Pursuant to this resolution, NTT repurchased 341,307 Shares of its common stock at an aggregate cost of ¥169.767 billion between June 27, 2008 and August 20, 2008 and between December 1, 2008 and December 22, 2008. After the stock split described above, NTT repurchased 6,386,800 Shares of its common stock at an aggregate cost of ¥30.232 billion between January 5, 2009 and January 14, 2009. None of these Shares were purchased from the Minister of Finance. As a result of the stock split, the stock repurchases and the purchase and sale by NTT of fractional Shares and less-than-one-unit Shares to fulfill requests by holders of fractional Shares or less-than-one-unit Shares, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2009 was 1,323,276,733.

During the fiscal year ended March 31, 2010, as a result of the purchase and sale of less-than-one-unit Shares by NTT to fulfill requests by holders of less-than-one-unit Shares, total treasury stock was 250,923,665 shares and the total number of outstanding Shares (excluding treasury stock) as of March 31, 2010 was 1,323,197,235.

During the fiscal year ended March 31, 2011, on May 14, 2010, the board of directors resolved to cancel one half of all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) during the 2010 calendar year, and the remainder during the fiscal year ending March 31, 2012. Pursuant to this resolution, NTT resolved at its board of directors’ meeting on November 9, 2010 to cancel 125,461,833 shares of treasury stock, as the first of two share cancellations, which took place on November 15, 2010. As a result of this initial share cancellation and the purchase and sale by NTT of less-than-one-unit Shares to fulfill requests by holders of less-than-one-unit Shares, total treasury stock was 125,524,000 shares, and the total number of issued Shares (excluding treasury stock) as of March 31, 2011 was 1,323,135,067.

During the fiscal year ending March 31, 2012, on May 13, 2011, the board of directors resolved that NTT will acquire up to a total not exceeding 60,000,000 shares of its common stock at an amount in total not exceeding ¥280.0 billion from May 16, 2011 through September 30, 2011.

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

General

All issued Shares are fully-paid and non-assessable and are in registered form. On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder;

the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this system. On the same day, all of the then existing physical share certificates for the Shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account managing institution unless such person itself has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law and are authorized to conduct book entry activities on the clearing system. Only those financial institutions that meet certain additional stringent requirements of the Book-Entry Law can open an account directly at JASDEC.

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

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against NTT, except in limited circumstances, a shareholder must have its name and address registered in NTT’s register of shareholders. Under the clearing system, such registration is made upon NTT’s receipt of the necessary information from JASDEC. See “—Transfer Agent” and “—Record Date” below.

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

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of surplus” (“surplus” is defined below under “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described below under “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if all the requirements described in (a) through (c) are met:

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

Before a stock split, NTT must give public notice of the stock split specifying the record date not less than two weeks prior to such record date. Under the rules of the clearing system, NTT must also inform JASDEC of certain matters regarding a stock split promptly after a resolution of its board of directors determining such stock split. On the effective date of the stock split, the numbers of Shares recorded in all accounts held by NTT’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Elimination of Fractional Shares

Under the Corporation Law, the fractional share system has been abolished. Fractional Shares existing as of May 1, 2006, however, remained outstanding. Because Japan’s electronic central clearing system does not support the handling of fractional shares, NTT carried out a 100-for-1 stock split, effective on January 4, 2009, in order to convert any fractional Shares into full Shares. The record date for such stock split was January 3, 2009. NTT determined pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to adopt a unit share system, as described in “—Unit Share System” below, effective on January 4, 2009. Upon implementation of such stock split and adoption of such unit share system, all fractional Shares became Shares constituting less than one whole unit.

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

Under the rules of the clearing system, Shares constituting less than one whole unit are transferable. Under the rules of the Japanese stock exchanges, however, Shares constituting less than one whole unit do not currently comprise a trading unit, and accordingly may not be sold on Japanese stock exchanges.

Holders of Shares constituting less than one whole unit may at any time request NTT to purchase such Shares through the relevant account managing institutions and JASDEC. Pursuant to NTT’s Articles of Incorporation, any such holder may also request NTT to sell to such holder Shares constituting less than one whole unit which, when added to the Shares of such holder constituting less than one whole unit, shall constitute one whole unit. Under the clearing system, such request must be made through the relevant account managing institutions and JASDEC. Such purchase or sale of Shares will be effected at the current market price as set out in the Corporation Law.

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

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than NTT’s shareholders under “specially favorable” conditions or at a “specially favorable” price;

(v)	removal of NTT’s corporate auditors;

(vi)	exemption from a portion of liability of NTT’s directors, corporate auditors or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company;

(xii)	merger;

(xiii)	corporate split;

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan); and

(xv)	dissolution or consolidation.

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

Stock Acquisition Rights

NTT may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire Shares from NTT, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. NTT may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by NTT’s board of directors unless it is made under “specially favorable” conditions or at a “specially favorable” price, as described in “—Voting Rights.”

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

Under the rules of the clearing system, NTT is required to give notice of each record date to JASDEC promptly after the resolution of NTT’s board of directors determining such record date. JASDEC is required to promptly give NTT notice of the names and addresses of NTT’s shareholders, the numbers of Shares held by them and other relevant information as of such record date.

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

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: an acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) that results in such investor, together with parties who have a special relationship with such investor, holding 10% or more of the total number of issued shares of such corporation or, if such investor already holds 10% or more of the total number of issued shares of such corporation, acquisition of additional shares in such corporation.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the MOF a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

As of March 31, 2011, foreign ownership of NTT’s Shares was 25.5%.

The operator of the electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate (a) any shareholders constituting persons or bodies as listed in (i) through (iii) above (without specifying under which items they fall) and (b) any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the electronic share clearing system, please see “Item 10—Additional Information—Description of the Shares—General.”

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20%. However, with respect to dividends paid by NTT to any non-resident holders, except for any individual shareholder who holds 5% or more of the total issued Shares, the 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013, and (ii) 15% for dividends due and payable on or after January 1, 2014. The current shareholding threshold of 5% is scheduled to be changed to 3% on October 1, 2011.

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

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Under current law, a maximum 15% U.S. tax rate is imposed on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income for the period that commences on January 1, 2003, and ends December 31, 2012. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after May 6, 2003, but before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring after December 31, 2012, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on other income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid certain dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the “general” basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder’s allowable foreign tax credit may be reduced.

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

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2011:

	2011
	Cost	Fair value(1)
	(in millions of yen)
Available-for sale securities	¥169,040	¥208,129
Held-to-maturity securities	¥267,776	¥267,799

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2011
	Carrying amount	Fair value(1)
	(in millions of yen)
Due within 1 year	¥265,682	¥265,691
Due after 1 year through 5 years	1,131	1,129
Due after 5 years through 10 years	963	979
Due after 10 years	0	0

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2011.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2011.

While the information is presented in Japanese yen equivalents, the amounts are classified by currency (Japanese yen and foreign currencies) according to the financial instruments’ actual cash flows.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2012	2013	2014	2015	2016	Thereafter	Total
		(in millions of yen)
Long-term debt including
current portion
Japanese yen bonds:	1.4%	¥(406,892)	¥(321,654)	¥(342,128)	¥(179,954)	¥(234,935)	¥(809,867)	¥(2,295,430)	¥(2,371,886)
Swiss franc bonds:	2.1%	0	(73,177)	0	0	0	0	(73,177)	(72,710)
Euro bonds:	4.1%	(59,535)	0	0	0	0	0	(59,535)	(60,857)
Borrowings from banks—
Japanese yen loans:	1.3%	(222,620)	(247,809)	(316,339)	(222,473)	(113,803)	(553,972)	(1,677,016)	(1,756,309)
U.S. dollar loans:	1.1%	(6,909)	(4,509)	(32,581)	(1,891)	(3,340)	(13,311)	(62,541)	(58,994)
Rand loans:	17.4%	(899)	0	0	0	0	(15,930)	(16,829)	(25,401)
Other loans:		(1,621)	(737)	(450)	(1,531)	(1,185)	(2,622)	(8,146)	(7,973)

Subtotal		(698,476)	(647,886)	(691,498)	(405,849)	(353,263)	(1,395,702)	(4,192,674)	(4,354,131)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		(7,382)	(539)	0	0	0	0	(7,921)	(7,921)

Total		¥(705,858)	¥(648,425)	¥(691,498)	¥(405,849)	¥(353,263)	¥(1,395,702)	¥(4,200,595)	¥(4,362,052)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2012	2013	2014	2015	2016	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥100,500	¥103,280	¥86,000	¥19,032	¥8,000	¥5,800	¥(2,009)
Average pay rate	1.3%	1.1%	0.9%	1.0%	1.6%	1.4%
Average receive rate	0.5%	0.6%	0.6%	0.7%	1.0%	0.8%
Fixed to Floating (Japanese yen)	¥165,800	¥0	¥0	¥0	¥0	¥0	¥1,232
Average pay rate	0.7%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	1.6%	0.0%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥21,000	¥0	¥0	¥0	¥0	¥0	¥107
Average pay rate	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary may charge each person to whom ADRs are issued against deposits of Shares (including deposits in respect of Share distributions, stock acquisition rights or other distributions), and each person surrendering ADRs for withdrawal of deposited securities the following charges: (i) up to US$5.00 for each 100 ADSs (or portion thereof), (ii) cable, telex and facsimile transmission and delivery charges, and (iii) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.

In the case of any cash dividends or other distributions in cash (including as a result of any sales of ADRs or Shares, or the sale of fractions thereof when the same results from a distribution of securities), the Depositary will make adjustments for taxes withheld and will deduct its expenses for (i) converting any foreign currency to U.S. dollars, (ii) transferring foreign currency or U.S. dollars to the United States, (iii) obtaining any approval or license of any governmental authority required for such conversion or transfer, (iv) making any sale, and (v) following procedures relating to foreign ownership restrictions. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership” for further details regarding such restrictions.

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR facility, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2011, the Depositary reimbursed NTT in the amount of US$59,563 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR facility and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2011. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2011 to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2011. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2011, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting, which is included herein.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of corporate auditors has determined that Mr. Shigeru Iwamoto, Mr. Yoshitaka Makitani and Ms. Michiko Tomonaga are financial experts meeting the requirements of Item 16A. Mr. Shigeru Iwamoto and Ms. Michiko Tomonaga are independent under applicable Japanese rules relating to the composition of boards of corporate auditors.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor is KPMG AZSA LLC (“KPMG”), formerly known as KPMG AZSA & Co.

The aggregate fees billed for each of the fiscal years ended March 31, 2010 and March 31, 2011 for professional services rendered to NTT and its subsidiaries by the auditor and its affiliates are as follows:

	Years ended March 31,
	2010	2011
	(in millions of yen)
Audit Fees	¥2,852	¥3,054
Audit-Related Fees	6	4
Tax Fees	53	55
All Other Fees	41	233

Total Fees	¥2,951	¥3,345

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

All Other Fees were billed for services provided by KPMG, such as an information systems review and other advisory operations, which are not reported in Audit Fees, Audit-Related Fees or Tax Fees.

Pre-approval Policies and Procedures that were approved by the Company’s Board of Directors and the Board of Corporate Auditors

Any contract of NTT and/or its subsidiaries with KPMG and its affiliates must be approved by NTT’s board of corporate auditors before the engagement of the relevant accountants. Approval of NTT’s board of directors is also required for contracts meeting a specified level of materiality. NTT’s board of directors and the board of corporate auditors have pre-approved NTT and/or its subsidiaries entering into contracts with KPMG and its affiliates for services consisting of preparation of tax returns and interfacing with the tax authorities in relation thereto, and NTT’s board of directors and the board of corporate auditors are to be informed of each such service.

All of the services provided by KPMG and its affiliates were approved by NTT’s board of directors and the board of corporate auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NTT is relying on the general exemption from certain requirements of Rule 10A-3 under the Exchange Act related to the independence of audit committee members and the responsibilities of the audit committee, which exemption is available to non-U.S. issuers that maintain a qualifying board of corporate auditors as provided in Rule 10A-3(c)(3). NTT believes that reliance on this exemption does not materially adversely affect the ability of NTT’s board of corporate auditors to satisfy the other requirements of Rule 10A-3. See “Item 6—Directors, Senior Management and Employees” for a discussion of NTT’s board of corporate auditors.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(*)	(b) Average Price Paid per Share(*)	(c) Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2010 to April 30, 2010	3,608	¥3,931	0	0
May 1, 2010 to May 31, 2010	2,109	¥3,801	0	0
June 1, 2010 to June 30, 2010	1,885	¥3,668	0	0
July 1, 2010 to July 31, 2010	33,645	¥3,686	0	0
August 1, 2010 to August 31, 2010	7,277	¥3,664	0	0
September 1, 2010 to September 30, 2010	2,725	¥3,724	0	0
October 1, 2010 to October 31, 2010	2,713	¥3,681	0	0
November 1, 2010 to November 30, 2010	2,384	¥3,755	0	0
December 1, 2010 to December 31, 2010	30,340	¥3,761	0	0
January 1, 2011 to January 31, 2011	15,555	¥3,731	0	0
February 1, 2011 to February 28, 2011	5,461	¥3,910	0	0
March 1, 2011 to March 31, 2011	3,667	¥3,929	0	0

(*)	The number of Shares purchased indicates the aggregate number of less-than-one-unit Shares purchased.

ITEM 16F—CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

The NYSE has adopted corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under the Corporation Law. While the presence of outside directors on NTT’s board of directors is not mandated by the Corporation Law, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” the Corporation Law requires that at least half of NTT’s corporate auditors must qualify as outside corporate auditors, and the rules of the Japanese stock exchanges require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the Japanese stock exchanges.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of corporate auditors under home country practice as described in “Item 6—Directors, Senior Management and Employees—Board Practices—Board of Corporate Auditors.”

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of corporate auditors.

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

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework that is required by the Corporation Law.

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2010 and 2011, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2009, 2010 and 2011 and the Notes to the Consolidated Financial Statements, and Schedule  II—Valuation and Qualifying Accounts, appear as pages F-1 through F-67.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

1.2	Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

*	Deemed to be furnished to the SEC.

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

All trademarks are the property of their respective owners.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ SATOSHI MIURA
Satoshi Miura President Chief Executive Officer

Date: June 30, 2011

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited the consolidated financial statements of Nippon Telegraph and Telephone Corporation and subsidiaries, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2011

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2010	2011
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 7)	¥911,062	¥1,435,158
Short-term investments (Note 7)	382,227	167,175
Notes and accounts receivable, trade (Note 3)	1,948,467	2,072,011
Allowance for doubtful accounts (Note 21)	(41,092)	(45,907)
Accounts receivable, other	210,262	265,668
Inventories (Note 5)	278,869	314,983
Prepaid expenses and other current assets (Note 20)	298,111	316,328
Deferred income taxes (Note 11)	257,793	244,881

Total current assets	4,245,699	4,770,297

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	14,708,053	14,606,718
Telecommunications service lines	14,285,962	14,527,349
Buildings and structures	5,789,511	5,855,282
Machinery, vessels and tools	1,790,366	1,806,355
Land	1,122,797	1,133,675
Construction in progress	269,149	312,480

	37,965,838	38,241,859
Accumulated depreciation	(27,908,292)	(28,341,219)

Net property, plant and equipment	10,057,546	9,900,640

Investments and other assets (Note 2):
Investments in affiliated companies (Note 6)	634,950	581,073
Marketable securities and other investments (Note 7)	301,270	276,178
Goodwill (Notes 8 and 23)	499,830	747,526
Software (Note 8)	1,316,021	1,330,085
Other intangibles (Note 8 and 23)	137,920	287,400
Other assets (Notes 10 and 20)	916,884	885,444
Deferred income taxes (Note 11)	828,935	886,953

Total investments and other assets	4,635,810	4,994,659

Total assets	¥18,939,055	¥19,665,596

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2010	2011
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 9)	¥310,597	¥341,567
Current portion of long-term debt (Notes 9 and 20)	781,323	698,476
Accounts payable, trade (Note 3)	1,301,944	1,379,279
Accrued payroll	442,295	475,226
Accrued interest	11,309	12,189
Accrued taxes on income	258,178	208,363
Accrued consumption tax	33,433	37,835
Advances received	152,619	206,572
Deposit received	85,377	81,997
Other (Notes 11, 16 and 20)	211,235	247,568

Total current liabilities	3,588,310	3,689,072

Long-term liabilities (Note 2):
Long-term debt (Notes 9 and 20)	3,376,669	3,494,198
Obligations under capital leases (Note 16)	41,032	34,818
Liability for employees’ retirement benefits (Note 10)	1,447,781	1,535,964
Other (Notes 11 and 20)	714,384	830,612

Total long-term liabilities	5,579,866	5,895,592

Equity (Note 13):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares in 2010 and 2011
Issued—1,574,120,900 shares in 2010 and 1,448,659,067 shares in 2011	937,950	937,950
Additional paid-in capital (Note 18)	2,838,927	2,834,029
Retained earnings (Notes 6 and 13)	5,406,726	5,155,596
Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 20)	(189,606)	(303,708)
Treasury stock, at cost (Note 13)— 250,923,665 shares in 2010 and 125,524,000 shares in 2011	(1,205,844)	(603,133)

Total NTT shareholders’ equity	7,788,153	8,020,734

Noncontrolling interests	1,982,726	2,060,198

Total equity	9,770,879	10,080,932

Commitments and contingent liabilities (Note 22)
Total liabilities and equity	¥18,939,055	¥19,665,596

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2009	2010	2011
	Millions of yen
Operating revenues (Note 3):
Fixed voice related services	¥2,581,041	¥2,355,597	¥2,180,778
Mobile voice related services	2,283,890	2,150,734	2,021,579
IP / packet communications services	2,897,976	3,113,411	3,341,112
Sale of telecommunication equipment	709,590	598,318	565,874
System integration	1,211,681	1,242,729	1,382,195
Other	732,127	720,587	813,465

	10,416,305	10,181,376	10,305,003

Operating expenses (Notes 3, 15 and 17):
Cost of services (exclusive of items shown separately below)	2,436,234	2,426,721	2,458,029
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	936,142	798,895	760,832
Cost of system integration (exclusive of items shown separately below)	788,294	817,135	915,018
Depreciation and amortization (Note 8)	2,139,175	2,012,064	1,962,534
Impairment losses	4,340	4,582	1,094
Selling, general and administrative expenses (Notes 17 and 23)	2,993,164	3,000,370	2,989,814
Goodwill and other intangible assets impairments (Note 8)	9,204	3,916	2,773

	9,306,553	9,063,683	9,090,094

Operating income (loss)	1,109,752	1,117,693	1,214,909

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(58,887)	(55,150)	(55,267)
Interest income	26,629	24,004	21,600
Other, net (Notes 7, 19 and 20)	27,669	33,524	(5,445)

	(4,589)	2,378	(39,112)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,105,163	1,120,071	1,175,797

Income tax expense (benefit) (Note 11):
Current	472,300	494,472	448,813
Deferred	(102,217)	(47,471)	26,779

	370,083	447,001	475,592

Income (loss) before equity in earnings (losses) of affiliated companies	735,080	673,070	700,205
Equity in earnings (losses) of affiliated companies (Note 6)	(1,916)	8,794	1,670

Net income (loss)	733,164	681,864	701,875
Less—Net income attributable to noncontrolling interests	194,485	189,598	192,246

Net income (loss) attributable to NTT	¥538,679	¥492,266	¥509,629

	2009	2010	2011
	Shares or Yen
Per share of common stock:
Weighted average number of shares outstanding	1,345,302,411	1,323,262,483	1,323,173,389
Net income (loss) attributable to NTT	¥400.41	¥372.01	¥385.16
Cash dividends to be paid to shareholders of record date	¥110.00	¥120.00	¥120.00

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2011

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879
Comprehensive income (loss):
Net income (loss)			509,629			509,629	192,246	701,875
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(4,155)		(4,155)	(2,136)	(6,291)
Unrealized gain (loss) on derivative instruments				(1,643)		(1,643)	110	(1,533)
Foreign currency translation adjustments				(32,770)		(32,770)	(11,346)	(44,116)
Pension liability adjustments				(75,534)		(75,534)	(4,969)	(80,503)

Total other comprehensive income (loss)						(114,102)	(18,341)	(132,443)

Total comprehensive income (loss)						395,527	173,905	569,432

Cash dividends			(158,783)			(158,783)	(86,063)	(244,846)
Changes in NTT’s ownership interest in subsidiaries		(3,929)				(3,929)	(10,370)	(14,299)
Acquisition of treasury stocks					(417)	(417)		(417)
Resale of treasury stocks		(53)			236	183		183
Cancellation of treasury stock		(916)	(601,976)		602,892	—		—
At end of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2009	2010	2011
	Millions of yen
Cash flows from operating activities:
Net income (loss)	¥733,164	¥681,864	¥701,875
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization (Note 8)	2,139,175	2,012,064	1,962,534
Impairment losses	4,340	4,582	1,094
Deferred taxes (Note 11)	(102,217)	(47,471)	26,779
Goodwill and other intangible assets impairments (Note 8)	9,204	3,916	2,773
Loss on disposal of property, plant and equipment	120,893	111,024	104,730
Gains on sales of property, plant and equipment	(78,171)	(14,940)	(4,716)
Equity in (earnings) losses of affiliated companies (Note 6)	1,916	(8,794)	(1,670)
(Increase) decrease in notes and accounts receivable, trade	(69,928)	(16,641)	24,299
(Increase) decrease in inventories (Note 5)	30,330	27,818	(11,745)
(Increase) decrease in other current assets	(53,711)	(11,026)	(53,605)
Increase (decrease) in accounts payable, trade and accrued payroll	(204,483)	(49,722)	(28,533)
Increase (decrease) in accrued consumption tax	(7,735)	4,898	512
Increase (decrease) in accrued interest	701	(1,176)	841
Increase (decrease) in advances received	16,764	37,613	26,392
Increase (decrease) in accrued taxes on income	55,247	(31,409)	(56,536)
Increase (decrease) in other current liabilities	(30,722)	(21,318)	(12,355)
Increase (decrease) in liability for employees’ retirement benefits	(27,049)	28,274	(32,312)
Increase (decrease) in other long-term liabilities	63,490	117,864	68,856
Other	(87,108)	(9,584)	111,659

Net cash provided by (used in) operating activities	¥2,514,100	¥2,817,836	¥2,830,872

Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,411,979)	¥(1,370,923)	¥(1,410,827)
Payments for acquisitions of intangible assets	(559,156)	(545,397)	(484,159)
Proceeds from sale of property, plant and equipment	102,170	41,288	13,445
Payments for purchase of non-current investments	(393,454)	(89,656)	(425,797)
Proceeds from sale and redemption of non-current investments	50,693	20,611	23,921
Payments for purchase of short-term investments	(37,549)	(443,195)	(768,594)
Proceeds from redemption of short-term investments	37,467	86,306	988,780
Other	(57,850)	(7,942)	11,019

Net cash provided by (used in) investing activities	(2,269,658)	(2,308,908)	(2,052,212)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2009	2010	2011
	Millions of yen
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	907,601	450,378	801,185
Payments for settlement of long-term debt (Note 9)	(659,634)	(538,026)	(782,512)
Proceeds from issuance of short-term debt (Note 9)	4,067,859	3,466,397	2,554,569
Payments for settlement of short-term debt (Note 9)	(4,248,234)	(3,544,696)	(2,524,709)
Dividends paid	(135,338)	(152,177)	(158,783)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 13)	(200,503)	(296)	(234)
Acquisition of treasury stocks by subsidiary (Note 18)	(136,846)	(20,174)	(30,092)
Other	51,756	(312,703)	(109,002)

Net cash provided by (used in) financing activities	(353,339)	(651,297)	(249,578)

Effect of exchange rate changes on cash and cash equivalents	(7,892)	654	(4,986)

Net increase (decrease) in cash and cash equivalents	(116,789)	(141,715)	524,096
Cash and cash equivalents at beginning of year	1,169,566	1,052,777	911,062

Cash and cash equivalents at end of year (Note 4)	¥1,052,777	¥911,062	¥1,435,158

Cash paid during the year for:
Interest	¥58,215	¥56,322	¥54,483
Income taxes, net	403,850	511,261	519,205
Noncash investing and financing activities:
Capital lease obligations incurred during the year	31,019	26,387	21,969
Acquisition of stocks through share exchanges (Note 7)	—	15,023	—
Acquisitions of exchangeable bonds through share exchange (Note 7)	—	20,821	—
Acquisitions of stocks through conversion of exchangeable bonds (Note 7)	—	26,326	—
Cancellation of treasury stock (Note 13)	¥—	¥—	¥602,892

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services and incidental services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services and incidental services), principally operated by NTT DOCOMO, Inc. (“NTT DOCOMO”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business plans to terminate mova services on March 31, 2012.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 36.6% as of March 31, 2011. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. As a result of the adoption of this ASU, three VIE’s are now being consolidated by NTT, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

Effective October 1, 2010, NTT Group adopted ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” issued by FASB in July 2010. This ASU requires

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

enhanced disclosures regarding the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Details of disclosures are described in Note 21.

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

As 2G mova mobile phone service subscribers have been steadily migrating to 3G service, FOMA, in mobile communications business, NTT Group has decided to terminate mova services on March 31, 2012 and to concentrate its management resources on FOMA services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the mova services. The change resulted in a decrease of ¥60,072 million in operating income, ¥23,539 million in net income attributable to NTT, and ¥17.50 in net income attributable to NTT per share for the fiscal year ended March 31, 2009. The impact on the results of operations and financial position for the years ended March 31, 2010 and 2011 was not material.

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

Cash and cash equivalents, short-term investments—

Excess cash is invested in time deposits, marketable bonds of the Japanese Government or commercial paper. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost based. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs and disposals of obsolete handsets during the fiscal years ended March 31, 2009, 2010 and 2011 resulting in losses totaling ¥14,180 million, ¥18,539 million and ¥9,821 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥63,893 million, ¥60,186 million and ¥58,826 million, of which ¥5,006 million, ¥5,036 million and ¥3,559 million were capitalized for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

Impairment of long-lived assets—

Long-lived assets to be held and used, including property, plant and equipment, software and certain other intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on property, plant and equipment in relation thereto.

Goodwill, Software and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but tested for impairment at least annually and more frequently when indicators of impairment are present. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for that reporting unit and NTT Group must perform the second step of the impairment test (measurement). Fair values of the reporting units are determined using quoted market prices for reporting units that are listed and traded, and discounted cash flow analysis for those that are not. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on goodwill in relation thereto.

Intangible assets other than goodwill primarily consist of computer software. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

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

Earnings per share—

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic EPS and diluted EPS.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable Interest Entities (VIEs)—

NTT consolidates VIEs if NTT has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

VIEs with assets totaling approximately ¥239 billion and ¥251 billion as of March 31, 2010 and 2011, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥34 billion and ¥30 billion as of March 31, 2010 and 2011, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop real estate for rental and to lease software at March 31, 2010 and 2011 are included in the consolidated balance sheets as follows:

	2010
	Real estate for rental(*1,2)	Lease software
	Millions of yen
Current assets	¥20,022	¥8,595
Property, plant and equipment	213,477	7,809
Investments and other assets	5,732	17,323
Current liabilities	11,037	6,961
Long-term liabilities	¥144,553	¥6,304

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥135,515 million, “Current portion of long-term debt” totaling ¥9,384 million and “Long-term debt” totaling ¥100,065 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt” are secured by the Company’s land and buildings totaling ¥275,383 million.

	2011
	Real estate for rental(*1,2)	Lease software
	Millions of yen
Current assets	¥16,389	¥2,148
Property, plant and equipment	229,494	10,792
Investments and other assets	5,329	17,030
Current liabilities	27,076	5,748
Long-term liabilities	¥128,499	¥994

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥135,531 million, “Current portion of long-term debt” totaling ¥25,143 million and “Long-term debt” totaling ¥84,838 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt” are secured by the Company’s land and buildings totaling ¥285,632 million.

There is no VIE in which NTT Group holds significant variable interest but is not the primary beneficiary as of March 31, 2011.

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

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2011.

3.    Related party transactions:

Related party transactions mainly consist of transactions with affiliated companies. NTT Group has entered into a number of different types of transactions with affiliated companies, the significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2011 and the related balances at March 31, 2010 and 2011 were as follows:

	2009	2010	2011
	Millions of yen
Operating revenues	¥14,929	¥18,767	¥23,145

Operating expenses	¥98,661	¥96,048	¥105,682

Receivables		¥11,668	¥11,839

Payables		¥66,844	¥73,042

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥18,446 million, ¥18,284 million and ¥18,527 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2010 and 2011 comprised the following:

	2010	2011
	Millions of yen
Cash	¥701,481	¥875,463
Commercial paper	20,000	199,977
Time deposits, certificates of deposit and other	189,581	359,718

Total	¥911,062	¥1,435,158

Commercial paper and other deposits are stated at amounts, which approximate fair value.

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

5.    Inventories:

Inventories at March 31, 2010 and 2011 comprised the following:

	2010	2011
	Millions of yen
Telecommunications equipment to be sold and materials	¥151,075	¥157,318
Projects in progress	86,325	94,334
Supplies	41,469	63,331

Total	¥278,869	¥314,983

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

NTT determined the fair value of tangible, intangible and other assets and liabilities of PLDT with the assistance of an independent third party appraiser in order to recognize and account for NTT Group’s share of identifiable intangible assets and embedded goodwill of its investment in equity in PLDT. During the fiscal year ended March 31, 2009, upon the completion of the evaluation, adjustments to reflect the earnings impact of the final allocation of the investment in PLDT were charged to equity in earnings (losses) of affiliated companies. As a result, “Equity in earnings (losses) of affiliated companies” in consolidated statement of income for the fiscal year ended March 31, 2009 decreased by ¥3,991 million and “Investments in affiliated companies” in consolidated balance sheet as of March 31, 2009 decreased by ¥6,754 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group’s carrying amount of its investment in PLDT was ¥117,233 million and ¥104,748 million as of March 31, 2010 and 2011, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥198,332 million and ¥176,729 million as of March 31, 2010 and 2011, respectively.

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

NTT DOCOMO made additional investments totaling ¥14,424 million in response to a rights offering that TTSL commenced in March and May, 2011. TTSL is expected to use the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, NTT Group’s interest in TTSL slightly increased to approximately 27%.

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

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥59,778 million, ¥61,736 million and ¥61,016 million as of March 31, 2009, 2010 and 2011, respectively.

NTT’s total investment in its affiliated publicly-held companies was ¥112,859 million as of March 31, 2011 and based on quoted market prices at that date, the related market value was ¥192,237 million.

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2010 and 2011 were greater by ¥393,202 million and by ¥362,135 million than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2010 and 2011 are as follows:

	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥152,503	¥51,507	¥6,741	¥197,269
Debt securities	18,288	218	473	18,033
Held-to-maturity:
Commercial paper*	39,990	—	—	39,990
Other debt securities	11,610	195	2	11,803

Total	¥222,391	¥51,920	¥7,216	¥267,095

*	Commercial paper are “Cash and cash equivalents” totaling ¥20,000 million and “Short-term investments” totaling ¥19,990 million.

	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥136,722	¥43,094	¥3,303	¥176,513
Debt securities	32,318	320	1,022	31,616
Held-to-maturity:
Commercial paper*	259,972	—	—	259,972
Other debt securities	7,804	25	2	7,827

Total	¥436,816	¥43,439	¥4,327	¥475,928

*	Commercial paper are “Cash and cash equivalents” totaling ¥199,977 million and “Short-term investments” totaling ¥59,995 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities and securities accounted for under the cost method which are evaluated for impairment, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and 2011 are as follows:

	March 31, 2010
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥19,234	¥2,598	¥32,983	¥4,143
Debt securities	1,839	21	6,174	452
Held-to-maturity:
Debt securities	98	2	—	—
Cost method investments:	2,356	895	9,171	3,763

	March 31, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,191	¥1,340	¥11,663	¥1,963
Debt securities	9,234	532	6,544	490
Held-to-maturity:
Debt securities	1,104	2	—	—
Cost method investments:	2,875	238	11,374	3,462

In the ordinary course of business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥76,908 million and ¥68,325 million at March 31, 2010 and 2011, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥44,268 million and ¥37,220 million of these securities for impairment at March 31, 2010 and 2011, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2011 are as follows:

	March 31, 2009	March 31, 2010	March 31, 2011
	Millions of yen
Proceeds	¥3,210	¥77,153	¥15,749
Gross realized gain	1,149	6,623	3,248
Gross realized loss	286	5,027	401

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net income (loss) reclassified out of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥(6,531) million, ¥(2,005) million and ¥(4,511) million, respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2010 and 2011 are as follows.

	2010		2011
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥40,990	¥40,993	¥265,682	¥265,691
Due after 1 year through 5 years	9,924	10,102	1,131	1,129
Due after 5 years through 10 years	550	564	963	979
Due after 10 years	136	134	—	—

Total	¥51,600	¥51,793	¥267,776	¥267,799

NTT DOCOMO held approximately 11% of the outstanding common shares of KT Freetel Co., Ltd. (“KTF”) as of March 31, 2009 with the initial acquisition cost of ¥65,602 million. On January 20, 2009, NTT DOCOMO agreed with KT Corporation (“KT”) that NTT DOCOMO would exchange 40% of its KTF shareholding for KT common shares and the remaining 60% for KT exchangeable bonds in connection with the proposed merger between KT and KTF. Therefore, NTT determined that the decline in value of KTF shares was other than temporary and recognized ¥26,313 million of impairment loss on the investment in KTF shares based on its fair value as of March 31, 2009. The loss is recorded in other income (expense) under the line item “Other, net” in the consolidated statement of income and comprehensive income for the year ended March 31, 2009.

The exchange of KTF shares for KT exchangeable bonds and for KT common shares was carried out on May 27, 2009 and June 1, 2009, respectively. KT exchangeable bonds were acquired for ¥20,821 million and NTT recognized ¥2,753 million of realized loss. KT common shares were acquired for ¥15,023 million and NTT recognized ¥692 million of realized loss. The exchange of KT exchangeable bonds for KT ADRs was carried out on December 14, 2009. KT ADRs were acquired for ¥26,326 million and NTT recognized ¥5,477 million of realized gain. These amounts are included in the table of proceeds and gross realized gains (losses) from the sale of available-for-sale securities for the year ended March 31, 2010 which is presented above.

8.    Goodwill, Software and other intangible assets:

Goodwill—

The amount of goodwill acquired during the fiscal year ended March 31, 2011 in the long distance and international communications business segment is mainly related to the acquisition of Dimension Data Holdings plc (“Dimension Data”). Details of this acquisition are described in Note 23.

The amount of goodwill included in the mobile communications business segment is mainly related to NTT DOCOMO’s share repurchase program. The repurchases of shares by NTT DOCOMO resulting in increases in NTT’s ownership interest in NTT DOCOMO were accounted for as acquisitions of minority interests using the purchase method, but have been accounted for as equity transactions with noncontrolling interests since April 2009. Further explanation is given in Note 18.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of goodwill acquired during the fiscal year ended March 31, 2011 in the data communications business segment is mainly related to the acquisition of Keane International, Inc. (“Keane”). Details of this acquisition are described in Note 23.

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2010 and 2011 are as follows:

	2010
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2009	¥34,193	¥375,346	¥41,507	¥2,571	¥453,617
Goodwill acquired during year	4,219	43,801	2,713	—	50,733
Impairment losses	—	—	(3,750)	—	(3,750)
Foreign currency translation adjustments	969	250	752	—	1,971
Other	—	—	(2,741)	—	(2,741)

Balance at March 31, 2010	¥39,381	¥419,397	¥38,481	¥2,571	¥499,830

	2011
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2010	¥39,381	¥419,397	¥38,481	¥2,571	¥499,830
Goodwill acquired during year	157,399	10,852	94,551	—	262,802
Impairment losses	—	—	(1,912)	—	(1,912)
Foreign currency translation adjustments	(4,910)	(3,120)	(4,569)	—	(12,599)
Other	—	(595)	—	—	(595)

Balance at March 31, 2011	¥191,870	¥426,534	¥126,551	¥2,571	¥747,526

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software and Other intangible assets—

The following table displays the major components of software and other intangible assets as of March 31, 2010 and 2011.

	2010	2011
	Millions of yen
Amortizable intangible assets:
Computer software	¥4,977,974	¥5,306,474
Rights to use utility facilities	335,275	334,520
Other	114,593	264,260
Accumulated amortization	(3,980,624)	(4,317,440)

Total amortizable intangible assets	1,447,218	1,587,814

Non-amortizable intangible assets:
Trademarks and trade names	6,723	29,671

Total non-amortizable intangible assets	6,723	29,671

Total	¥1,453,941	¥1,617,485

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥445,389, million, ¥443,567 million and ¥462,649 million, respectively.

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

Non-amortizable intangible assets are the intangible assets with indefinite lives acquired through business combinations, “trademark”, totaling ¥6,723 million and ¥29,671 million as of March 31, 2010 and 2011.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2012	¥460,046
2013	356,458
2014	267,789
2015	190,419
2016	111,961

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2010 and 2011 comprised the following:

	2010	2011
	Millions of yen
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.64% and 0.43% per annum at March 31, 2010 and 2011, respectively	¥93,470	¥134,898
Commercial paper bearing interest at weighted average rates of 0.12% and 0.17% per annum at March 31, 2010 and 2011, respectively	215,994	200,989

Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	1,133	5,680

	¥310,597	¥341,567

Long-term debt at March 31, 2010 and 2011 comprised the following:

	2010	2011
	Millions of yen
Debt denominated in Japanese yen:
0.36% – 2.06% coupon bonds due 2011 – 2020	¥2,318,151	¥2,128,633
0.54% – 1.13% floating rate bonds due 2011 – 2013	239,128	167,192
Secured indebtedness to financial institutions—
2.18% (weighted average) loans due 2011 – 2029	51,082	49,086
0.71% (weighted average) floating rate loans due 2011	30,698	24,226
Unsecured indebtedness to financial institutions—
1.37% (weighted average) loans due 2011 – 2031	1,290,482	1,527,729
0.56% (weighted average) floating rate loans due 2011 – 2020	70,647	75,975

	4,000,188	3,972,841

Debt denominated in foreign currencies:
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	70,553	73,177
4.13% Euro notes due 2011	63,210	59,535
Unsecured indebtedness to financial institutions—
2.52% (weighted average) U.S. dollar loans due 2011 – 2019	6,216	15,945
0.62% (weighted average) U.S. dollar floating rate loans due 2011 – 2022	14,596	46,596
17.37% (weighted average) South African Rand loans due 2011 – 2017	—	16,829
Other loans due 2011 – 2028	3,693	8,146

	158,268	220,228

Total long-term debt principal	4,158,456	4,193,069
Less—Deferred bond discounts	(464)	(395)

	4,157,992	4,192,674
Less—Current maturities	(781,323)	(698,476)

Total long-term debt	¥3,376,669	¥3,494,198

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates and due dates in the above table are stated at March 31, 2011.

All holders of the bonds and notes totaling ¥1,402,445 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long term debt at March 31, 2011 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

The balance of long-term debt as of March 31, 2011, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2012 to the fiscal year ending March 31, 2016 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2012	¥698,476
2013	647,886
2014	691,498
2015	405,849
2016	353,263
Thereafter	1,395,702

Total	¥4,192,674

As of March 31, 2011, NTT Group has unused committed lines of credit amounting to ¥148 billion.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2010 and 2011. NTT uses a March 31 measurement date.

	2010	2011
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,212,663	¥2,166,730
Service cost	75,818	75,251
Interest cost	46,906	43,854
Plan amendment	(56)	(31)
Actuarial loss (gain)	8,693	6,243
Other	3,106	4,638
Benefit payments (Lump-sum severance payments and Pension)	(180,400)	(201,878)

Benefit obligation, end of year	2,166,730	2,094,807

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,036,591	1,136,409
Actual return on plan assets	151,193	(16,478)
Employer contributions	52,282	72,040
Other	2,366	3,076
Benefit payments (Pension)	(106,023)	(108,247)

Fair value of plan assets, end of year	1,136,409	1,086,800

At March 31:
Under funded status	¥(1,030,321)	¥(1,008,007)

The following table provides the amounts recognized in the consolidated balance sheets:

	2010	2011
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(1,030,355)	¥(1,008,046)
Other assets	34	39
Accumulated other comprehensive loss (income)	251,293	310,145

Net amount recognized	¥(779,028)	¥(697,862)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2010	2011
	Millions of yen
At March 31:
Net actuarial loss	¥314,466	¥351,345
Transition obligation	1,281	1,112
Prior service cost(*)	(64,454)	(42,312)

Total	¥251,293	¥310,145

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥2,147,506 million and ¥2,075,456 million at March 31, 2010 and 2011, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2010 and 2011 are as follows:

	2010	2011
	Millions of yen
At March 31:
Projected benefit obligation	¥2,165,748	¥2,093,675
Fair value of plan assets	1,135,376	1,085,593

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2010 and 2011 are as follows:

	2010	2011
	Millions of yen
At March 31:
Accumulated benefit obligation	¥2,146,523	¥2,074,323
Fair value of plan assets	1,135,376	1,085,593

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2011 included the following components:

	2009	2010	2011
	Millions of yen
Service cost	¥75,275	¥75,818	¥75,251
Interest cost on projected benefit obligation	49,598	46,906	43,854
Expected return on plan assets	(31,398)	(25,171)	(24,819)
Amortization of net actuarial loss	2,958	26,779	11,936
Amortization of transition obligation	138	134	169
Amortization of prior service cost	(27,607)	(22,292)	(22,279)

Total	¥68,964	¥102,174	¥84,112

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2010 and 2011 are as follows:

	2010	2011
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥(117,329)	¥47,540
Amortization of net actuarial loss	(26,779)	(11,936)
Amortization of transition obligation	(134)	(169)
Accrued past service liability	(56)	(31)
Amortization of prior service cost	22,292	22,279
Other	98	1,169

Total	¥(121,908)	¥58,852

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2012 amount to ¥16,524 million, ¥169 million and ¥(15,738) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2009	2010	2011
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.2%	2.1%	2.0%
Rate of compensation increase	1.9-3.2%	1.9-3.2%	2.5-3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.3%	2.2%	2.1%
Rate of compensation increase	1.9-3.2%	1.9-3.2%	1.9-3.2%
Expected long-term return on plan assets	2.5%	2.5%	2.3%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2010 and 2011. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

	2010
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,784	¥7,784	—	—

Debt securities
Japanese government bonds/local government bonds	313,477	280,435	33,042	—
Domestic corporate bonds	107,128	—	107,128	—
Foreign government bonds	95,001	86,571	8,430	—
Foreign corporate bonds	5,653	373	4,361	919

Equity securities
Domestic	287,951	283,258	4,693	—
Foreign	142,599	142,599	—	—

Securities investment trust
Domestic/debt securities	13,300	—	13,300	—
Domestic/equity securities	21,923	—	21,923	—
Foreign/debt securities	6,455	—	6,455	—
Foreign/equity securities	15,172	—	15,172	—

Life insurance company general accounts	118,187	—	118,187	—

Others	1,779	—	(3)	1,782

Total	¥1,136,409	¥801,020	¥332,688	¥2,701

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥14,316	¥14,316	—	—

Debt securities
Japanese government bonds/local government bonds	308,776	286,240	22,536	—
Domestic corporate bonds	115,223	—	115,223	—
Foreign government bonds	140,943	132,706	8,237	—
Foreign corporate bonds	6,914	1,507	5,207	200

Equity securities
Domestic	229,396	228,994	402	—
Foreign	91,201	91,201	—	—

Securities investment trust
Domestic/debt securities	16,082	—	16,082	—
Domestic/equity securities	16,603	—	16,603	—
Foreign/debt securities	10,515	—	10,515	—
Foreign/equity securities	9,712	—	9,712	—

Life insurance company general accounts	125,186	—	125,186	—

Others	1,933	—	(36)	1,969

Total	¥1,086,800	¥754,964	¥329,667	¥2,169

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

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2011 are: domestic bonds, 41.5%; domestic stocks, 23.0%; foreign bonds, 15.0%; foreign stocks, 10.0%; and life insurance company general accounts, 10.5%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥8,155 million (0.7% of total plan assets) and ¥7,109 million (0.7% of total plan assets) at March 31, 2010 and 2011, respectively.

NTT Group expects to contribute ¥71,881 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2012.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2012	¥181,583
2013	188,896
2014	189,476
2015	180,978
2016	180,318
2017-2021	668,754

Total	¥1,590,005

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

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥120,718 million, ¥121,464 million and ¥121,025 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2010 and 2011. NTT uses a March 31 measurement date.

	2010	2011
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,294,309	¥1,338,782
Service cost	36,415	36,591
Interest cost	28,084	27,866
Actuarial loss (gain)	9,298	34,091
Other	(7,831)	(743)
Benefit payments	(21,493)	(23,238)

Benefit obligation, end of year	1,338,782	1,413,349

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	830,614	921,356
Actual return on plan assets	105,893	(23,447)
Employer contributions	7,903	7,652
Employee contributions	3,605	3,615
Other	(5,166)	(507)
Benefits payments	(21,493)	(23,238)

Fair value of plan assets, end of year	921,356	885,431

At March 31:
Under funded status	¥(417,426)	¥(527,918)

The following table provides the amounts recognized in the consolidated balance sheets:

	2010	2011
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(417,426)	¥(527,918)
Accumulated other comprehensive loss	110,186	182,711

Net amount recognized	¥(307,240)	¥(345,207)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2010	2011
	Millions of yen
At March 31:
Net actuarial loss	¥123,579	¥191,578
Prior service cost(*)	(13,393)	(8,867)

Total	¥110,186	¥182,711

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The accumulated benefit obligation was ¥1,145,687 million and ¥1,202,602 million at March 31, 2010 and 2011, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2011 included the following components:

	2009	2010	2011
	Millions of yen
Service cost	¥37,043	¥36,415	¥36,591
Interest cost on projected benefit obligation	28,419	28,084	27,866
Expected return on plan assets	(23,994)	(20,539)	(22,858)
Amortization of net actuarial loss	8,122	18,869	12,488
Amortization of prior service cost	(4,531)	(4,597)	(4,526)
Employee contributions	(3,712)	(3,605)	(3,615)

Total	¥41,347	¥54,627	¥45,946

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2010 and 2011 are as follows:

	2010	2011
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥(76,056)	¥80,396
Amortization of net actuarial loss	(18,869)	(12,488)
Amortization of prior service cost	4,597	4,526
Other	(2,576)	91

Total	¥(92,904)	¥72,525

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2012 amount to ¥17,232 million and ¥(3,857) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2009	2010	2011
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.2%	2.1%	2.0%
Rate of compensation increase	3.4%	3.4%	3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.3%	2.2%	2.1%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2010 and 2011. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

	2010
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥1,355	¥1,355	—	—

Debt securities
Japanese government bonds/local government bonds	241,374	216,988	24,386	—
Domestic corporate bonds	242,272	—	242,272	—
Foreign government bonds	55,681	51,006	4,675	—
Foreign corporate bonds	2,871	263	1,471	1,137

Equity securities
Domestic	178,172	175,719	2,453	—
Foreign	84,748	84,748	—	—

Securities investment trust
Domestic/debt securities	21,661	—	21,661	—
Domestic/equity securities	14,811	—	14,811	—
Foreign/debt securities	8,643	—	8,643	—
Foreign/equity securities	9,420	—	9,420	—

Life insurance company general accounts	53,146	—	53,146	—

Others	7,202	—	(2)	7,204

Total	¥921,356	¥530,079	¥382,936	¥8,341

	2011
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥(3,545)	¥(3,545)	—	—

Debt securities
Japanese government bonds/local government bonds	149,044	132,538	16,506	—
Domestic corporate bonds	220,970	—	220,970	—
Foreign government bonds	71,123	67,418	3,705	—
Foreign corporate bonds	2,331	320	2,011	—

Equity securities
Domestic	211,577	211,010	567	—
Foreign	122,184	122,184	—	—

Securities investment trust
Domestic/debt securities	11,724	—	11,724	—
Domestic/equity securities	22,247	—	22,247	—
Foreign/debt securities	8,365	—	8,365	—
Foreign/equity securities	9,598	—	9,598	—

Life insurance company general accounts	53,907	—	53,907	—

Others	5,906	—	2	5,904

Total	¥885,431	¥529,925	¥349,602	¥5,904

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

Others

Others include loans to employees and leasing receivables, which are classified to Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2011 are: domestic bonds, 44.3%; domestic stocks, 25.0%; foreign bonds, 10.0%; foreign stocks, 15.0%; and life insurance company general accounts, 5.7%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥5,375 million (0.6% of total plan assets) and ¥6,974 million (0.8% of total plan assets) at March 31, 2010 and 2011, respectively.

NTT Group expects to contribute ¥7,470 million to the NTT CDBP in the fiscal year ending March 31, 2012.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2012	¥27,924
2013	34,657
2014	38,000
2015	41,003
2016	43,846
2017-2021	248,034

Total	¥433,464

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥58,839 million, ¥56,927 million and ¥55,070 million for the fiscal years ended March 31, 2009, 2010 and 2011, respectively, and NTT expects such contributions will decrease year by year.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	Millions of yen
Income (loss) from continuing operations	¥370,083	¥447,001	¥475,592
Equity in earnings (losses) of affiliated companies	(2,634)	4,821	(1,027)
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(11,307)	16,013	(1,306)
Unrealized gain (loss) on derivative instruments	3,615	(562)	(1,302)
Foreign currency translation adjustments	(13,348)	3,558	(12,818)
Pension liability adjustments	(158,242)	79,525	(49,557)

Total income taxes	¥188,167	¥550,356	¥409,582

Virtually all of NTT Group’s income (loss) before income taxes and equity in earnings (losses) of affiliated companies, for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2009, 2010 and 2011, NTT and its domestic subsidiaries are subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2011, NTT had 113 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Reconciliations of the difference between the actual effective income tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2009	2010	2011
Statutory tax rate	40.64%	40.65%	40.65%
Tax credit	(0.81)	(1.80)	(1.61)
Net change in valuation allowance	0.71	0.98	0.59
Net change in deferred tax liability on change in interest in and reorganization of subsidiaries	(7.85)	(0.39)	—
Other	0.80	0.47	0.82

Effective tax rate	33.49%	39.91%	40.45%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax assets and liabilities at March 31, 2010 and 2011 are as follows:

	2010	2011
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥592,265	¥627,346
Accrued enterprise tax	19,337	17,114
Property, plant and equipment and intangible assets principally due to differences in depreciation	437,383	437,054
Compensated absences	105,030	103,659
Accrued bonus	45,290	45,851
Unamortized purchases of leased assets	14,897	11,388
Operating loss carryforwards	186,745	175,472
Accrued liabilities for loyalty programs	110,700	121,109
Deferred revenues regarding Nikagetsu Kurikoshi	29,451	28,453
Foreign currency translation adjustments	8,993	21,809
Other	150,283	159,345

Total gross deferred tax assets	1,700,374	1,748,600
Less—Valuation allowance	(265,850)	(274,559)

Total deferred tax assets	1,434,524	1,474,041

Deferred tax liabilities:
Unrealized gains on securities	(6,952)	(3,343)
Special depreciation reserve	(83)	(112)
Issuance of subsidiaries common stock etc.	(354,449)	(347,597)
Other	(136,241)	(175,187)

Total gross deferred tax liabilities	(497,725)	(526,239)

Net deferred tax assets	¥936,799	¥947,802

The valuation allowance at March 31, 2010 and 2011 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2009 was an increase of ¥21,449 million, and for the year ended March 31, 2010 was a decrease of ¥35,172 million, and for the year ended March 31, 2011 was an increase of ¥8,709 million. The increase in the deferred tax asset valuation allowance is related to the business combinations.

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

Net deferred tax assets at March 31, 2010 and 2011 are included in the consolidated balance sheets as follows:

	2010	2011
	Millions of yen
Deferred income taxes (current assets)	¥257,793	¥244,881
Deferred income taxes (investments and other assets)	828,935	886,953
Other current liabilities	(1,124)	(222)
Other long-term liabilities	(148,805)	(183,810)

Total	¥936,799	¥947,802

At March 31, 2011, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥731,058 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen
Within 5 years	¥363,516
6 to 20 years	308,504
Indefinite periods	59,038

Total	¥731,058

Deferred tax liabilities recognized for certain portions of the undistributed earnings of NTT’s foreign subsidiaries are immaterial.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2011
Millions of yen
Balance at March 31, 2010	—
Acquisition	5,345
Increase in tax position of current year	22
Foreign currency translation adjustments	70

Balance at March 31, 2011	5,437

As of March 31, 2011, the unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥5,437 million. NTT is not presently aware of any significant increases or decreases expected within the next twelve months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2009, 2010 and 2011 were immaterial. As of March 31, 2011, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2009 and prior have been completed by the tax authorities.

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

13.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	10,623
Purchase of treasury stock under resolution of the board of directors	—	6,386,800
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,252)
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)

Balance at March 31, 2011	1,448,659,067	125,524,000

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

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. The computations of earnings per share and dividends per share have been adjusted retroactively for all periods presented to reflect the effect of the stock split.

On May 14, 2010, the board of directors resolved that the basic policy on cancellation of treasury stock owned by the Company was adopted as stated below.

1.	All treasury stock owned by the Company as of March 31, 2010 (250,923,665 shares) shall be cancelled over two fiscal years.

2.	One-half of the treasury stock shall be cancelled during the 2010 calendar year and the remainder of the treasury stock shall be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010, NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥916 million and ¥601,976 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2011 was ¥1,249,531 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2011 includes amounts representing final cash dividends of ¥79,388 million, ¥60 per share, which were approved at the shareholders’ meeting held on June 23, 2011.

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011.

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2009, 2010 and 2011 in accumulated other comprehensive income (loss) is shown below:

	2009	2010	2011
	Millions of yen
Unrealized gain (loss) on securities:
At beginning of year	¥39,028	¥17,470	¥33,128
Change during the year	(21,558)	15,658	(4,155)

At end of year	¥17,470	¥33,128	¥28,973

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥(3,481)	¥1,613	¥686
Change during the year	5,094	(927)	(1,643)

At end of year	¥1,613	¥686	¥(957)

Foreign currency translation adjustments:
At beginning of year	¥29,773	¥(16,265)	¥(8,478)
Change during the year	(46,038)	7,787	(32,770)

At end of year	¥(16,265)	¥(8,478)	¥(41,248)

Pension liability adjustments:
At beginning of year	¥(91,748)	¥(344,735)	¥(214,942)
Change during the year	(252,987)	129,793	(75,534)

At end of year	¥(344,735)	¥(214,942)	¥(290,476)

Total accumulated other comprehensive income (loss):
At beginning of year	¥(26,428)	¥(341,917)	¥(189,606)
Change during the year	(315,489)	152,311	(114,102)

At end of year	¥(341,917)	¥(189,606)	¥(303,708)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the details of change in unrealized gain (loss) on derivative instruments (net of tax) for the fiscal years ended March 31, 2009, 2010 and 2011:

	2009
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥11,817	¥6,926
Less—Reclassification adjustment for realized gain included in net income	(3,108)	(1,832)

Net change in unrealized gain (loss) on derivative instruments	¥8,709	¥5,094

	2010
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥668	¥367
Less—Reclassification adjustment for realized gain included in net income	(2,157)	(1,294)

Net change in unrealized gain (loss) on derivative instruments	¥(1,489)	¥(927)

	2011
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(1,795)	¥(918)
Less—Reclassification adjustment for realized gain included in net income	(1,150)	(725)

Net change in unrealized gain (loss) on derivative instruments	¥(2,945)	¥(1,643)

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2010 and 2011:

	2010	2011
	Millions of yen
Net gain (loss) arising during period, before tax	¥193,129	¥(127,367)
Prior service cost arising during period, before tax	56	79

Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	45,693	24,492
Amortization of transition obligation	141	184
Amortization of prior service cost	(26,889)	(26,811)
Other	(2,812)	4,332

Change of pension liability adjustments during the year, before tax	209,318	(125,091)

Income tax expense related to pension liability adjustments	(79,525)	49,557

Change of pension liability adjustments during the year, net of tax	¥129,793	¥(75,534)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the fiscal years ended March 31, 2009, 2010 and 2011 are shown below:

	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
For the fiscal year ended March 31, 2009:
Unrealized gain (loss) on securities	¥(36,203)	¥11,307	¥(24,896)
Unrealized gain (loss) on derivative instruments	8,577	(3,615)	4,962
Foreign currency translation adjustments	(73,641)	13,348	(60,293)
Pension liability adjustment	(424,372)	158,242	(266,130)

Other comprehensive income (loss)	¥(525,639)	¥179,282	¥(346,357)

For the fiscal year ended March 31, 2010:
Unrealized gain (loss) on securities	¥36,582	¥(16,013)	¥20,569
Unrealized gain (loss) on derivative instruments	(1,526)	562	(964)
Foreign currency translation adjustments	13,202	(3,558)	9,644
Pension liability adjustments	214,494	(79,525)	134,969

Other comprehensive income (loss)	¥262,752	¥(98,534)	¥164,218

For the fiscal year ended March 31, 2011:
Unrealized gain (loss) on securities	¥(7,597)	¥1,306	¥(6,291)
Unrealized gain (loss) on derivative instruments	(2,835)	1,302	(1,533)
Foreign currency translation adjustments	(56,934)	12,818	(44,116)
Pension liability adjustments	(130,060)	49,557	(80,503)

Other comprehensive income (loss)	¥(197,426)	¥64,983	¥(132,443)

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and 2011 are as follows:

	2010
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥87,411	¥87,282	¥129	¥—
Foreign equity securities	109,858	109,858	—	—
Domestic debt securities	15,187	1,010	13,110	1,067
Foreign debt securities	2,846	102	2,744	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	3,342	—	3,342	—
Currency swap agreements	946	—	946	—

Liabilities
Derivatives:
Forward exchange contracts	196	—	196	—
Interest rate swap agreements	2,178	—	2,178	—
Currency swap agreements	4,385	—	4,385	—
Currency option agreements	¥1,552	¥—	¥1,552	¥—

There were no significant transfers between Level 1 and Level 2.

	2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥74,834	¥74,722	¥112	¥—
Foreign equity securities	101,679	101,679	—	—
Domestic debt securities	23,570	5,190	14,077	4,303
Foreign debt securities	8,046	33	8,013	—
Derivatives:
Forward exchange contracts	832	—	832	—
Interest rate swap agreements	1,281	—	1,281	—
Currency swap agreements	1,608	—	1,608	—
Currency option agreements	1	—	1	—

Liabilities
Derivatives:
Forward exchange contracts	1,035	—	1,035	—
Interest rate swap agreements	1,921	—	1,921	—
Currency swap agreements	9,529	—	9,529	—
Currency option agreements	¥1,860	¥—	¥1,860	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2010 and 2011 are as follows:

	2010
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of yen
Assets
Real estate	¥18,411	—	—	¥18,411	¥6,294
Cost method investments	6,629	—	6,017	612	7,963
Goodwill	9,788	—	—	9,788	3,750

	2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Losses (before tax)
	Millions of yen
Assets
Real estate	¥9,511	—	—	¥9,511	¥1,928
Cost method investments	1,195	—	532	663	3,052
Goodwill	6,089	—	—	6,089	1,912

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

15.    Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of financial resources and to evaluate business performance. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments—

Sales and operating revenue:

Year Ended March 31	2009	2010	2011
	Millions of yen
Sales and operating revenue:
Regional communications business—
Customers	¥3,499,092	¥3,449,437	¥3,529,551
Intersegment	565,680	514,906	497,657

Total	4,064,772	3,964,343	4,027,208
Long distance and international communications business—(*)
Customers	1,191,989	1,145,949	1,223,429
Intersegment	123,507	113,693	109,223

Total	1,315,496	1,259,642	1,332,652
Mobile communications business—
Customers	4,398,425	4,243,432	4,191,795
Intersegment	49,555	40,972	32,478

Total	4,447,980	4,284,404	4,224,273
Data communications business—
Customers	997,621	1,007,274	1,031,107
Intersegment	129,621	125,239	132,081

Total	1,127,242	1,132,513	1,163,188
Other—
Customers	329,178	335,284	329,121
Intersegment	836,012	797,332	791,146

Total	1,165,190	1,132,616	1,120,267
Elimination	(1,704,375)	(1,592,142)	(1,562,585)

Consolidated total	¥10,416,305	¥10,181,376	¥10,305,003

(*)	The operating revenues (Customer and Total) for the long-distance and international communications business segment for the fiscal year ended March 31, 2011 includes Dimension Data’s operating revenues of ¥78,461 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2009	2010	2011
	Millions of yen
Segment profit:
Regional communications business	¥70,454	¥82,105	¥127,252
Long distance and international communications business	96,861	98,230	97,089
Mobile communications business	825,403	828,449	839,102
Data communications business	86,772	64,866	76,978
Other	15,178	13,326	44,857

Total	1,094,668	1,086,976	1,185,278
Elimination	15,084	30,717	29,631

Consolidated operating income	1,109,752	1,117,693	1,214,909
Other income	167,505	102,071	73,829
Other expenses	172,094	99,693	112,941

Consolidated income (loss) before income taxes and equity in earnings (losses) of affiliated companies	¥1,105,163	¥1,120,071	¥1,175,797

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥118	¥177	¥77
Long distance and international communications business	366	657	432
Mobile communications business	(2,074)	(3,105)	(9,913)
Data communications business	278	(142)	91
Other	(604)	11,207	10,983

Consolidated total	¥(1,916)	¥8,794	¥1,670

Segment assets:

As of March 31	2009	2010	2011
	Millions of yen
Segment Assets:
Regional communications business	¥7,748,563	¥7,642,212	¥7,659,004
Long distance and international communications business	1,338,317	1,315,930	1,770,589
Mobile communications business	6,639,893	6,905,750	6,945,024
Data communications business	1,361,709	1,324,508	1,502,352
Other	9,925,600	9,901,694	10,009,775

Total segment assets	27,014,082	27,090,094	27,886,744
Elimination	(8,217,694)	(8,151,039)	(8,221,148)

Consolidated total assets	¥18,796,388	¥18,939,055	¥19,665,596

(Note)	Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See Note 8.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2009	2010	2011
	Millions of yen
Depreciation and amortization:
Regional communications business	¥909,352	¥884,810	¥847,483
Long distance and international communications business	138,035	137,269	134,423
Mobile communications business	809,715	706,942	698,690
Data communications business	151,205	151,067	148,404
Other	123,549	125,165	127,419

Total	2,131,856	2,005,253	1,956,419
Elimination	7,319	6,811	6,115

Consolidated total	¥2,139,175	¥2,012,064	¥1,962,534

Capital investments for segment assets:
Regional communications business	¥879,313	¥874,204	¥806,953
Long distance and international communications business	140,057	129,010	135,452
Mobile communications business	737,606	686,508	668,476
Data communications business	180,068	162,571	139,070
Other	208,020	134,831	120,155

Consolidated total	¥2,145,064	¥1,987,124	¥1,870,106

Point program expenses:
Regional communications business	¥—	¥—	¥7,760
Long distance and international communications business	1,634	1,842	2,145
Mobile communications business	114,725	142,220	126,847

Consolidated total	¥116,359	¥144,062	¥136,752

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

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2009, 2010 and 2011.

Due to the impact of the Great East Japan Earthquake which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, were damaged. For the fiscal year ended March 31, 2011, ¥28,225 million was recorded in consolidated operating expenses as a loss on retirement of damaged facilities, expenses incurred for restoration work and other expenses which resulted from this earthquake. The expenses incurred by business segments were: regional communications, ¥15,700 million; long-distance and international communications, ¥1,042 million; mobile communications, ¥5,843 million; data communications, ¥345 million; and other, ¥5,295 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2010 and 2011 were as follows:

Class of property	2010	2011
	Millions of yen
Buildings	¥7,748	¥7,365
Machinery, vessels and tools	99,865	90,532
Accumulated depreciation	(65,002)	(53,758)

Total	¥42,611	¥44,139

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2011 are as follows:

Year ending March 31	Millions of yen
2012	¥24,158
2013	16,914
2014	10,495
2015	6,507
2016	3,604
Thereafter	8,170

Total minimum lease payments	69,848
Less—Amount representing interest	(13,677)

Present value of net minimum lease payments	56,171
Less—Current obligation(*)	(21,353)

Long-term capital lease obligations	¥34,818

(*)	Current obligation is included in “Other (Current liabilities)” in the consolidated balance sheets.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥230,192 million, ¥204,011 million and ¥204,999, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2011 are as follows.

Year ending March 31	Millions of yen
2012	¥19,540
2013	15,674
2014	13,262
2015	4,174
2016	2,484
Thereafter	10,940

Total	¥66,074

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2009, 2010 and 2011 were ¥268,197 million, ¥278,144 million and ¥268,221 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥99,865 million, ¥92,128 million and ¥90,977 million, which are included in the selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

18.    Subsidiary stock transactions:

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

For the fiscal year ended March 31, 2011, NTT DOCOMO repurchased a total of 138,141 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.4% to 66.7%. “Additional

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

paid-in capital” increased by ¥1,964 million in the consolidated balance sheet as of March 31, 2011 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests since April 2009.

19.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2009, 2010 and 2011 were losses of ¥1,668 million, ¥554 million and ¥17,424 million, respectively, and are included in “Other, net” in the consolidated statements of income. Foreign currency exchange loss for the fiscal year ended March 31, 2011 is mainly attributable to the derivative contract to manage the foreign exchange risk associated with overseas investments.

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥235,800 million and ¥173,692 million at March 31, 2010 and 2011, respectively. As discussed in Note 9, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the fiscal year ended March 31, 2009, 2010 and 2011 were as follows:

	2009
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(67)	¥67

	2010
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(136)	¥136

	2011
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,647)	¥1,647

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional principal amounts of cash flow hedges at March 31, 2010 and 2011 were as follows:

	2010	2011
	Millions of yen
Forward exchange contracts	¥6,927	¥5,666
Interest rate swap agreements	153,130	135,280
Currency swap agreements	¥142,666	¥142,280

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2010 and 2011 were as follows:

	2010	2011
	Millions of yen
Forward exchange contracts	¥26	¥(187)
Interest rate swap agreements	(339)	(1,289)
Currency swap agreements	(1,003)	(910)

Total	¥(1,316)	¥(2,386)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into earnings for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	Consolidated statements of income item	2009	2010	2011
		Millions of yen
Forward exchange contracts	Other, net	¥50	¥(33)	¥(114)
Interest rate swap agreements	Other, net	(134)	(413)	(654)
Currency swap agreements	Other, net	3,192	2,603	1,919

Total		¥3,108	¥2,157	¥1,150

As of March 31, 2011, approximately ¥868 million of deferred net gains on derivative instruments in accumulated other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements and Currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2010 and 2011 were as follows:

	2010	2011
	Millions of yen
Forward exchange contracts	¥8	¥36,761
Interest rate swap agreements	80,000	89,332
Currency swap agreements	293	—
Currency option agreements	19,889	12,760

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	Consolidated statements of income item	2009	2010	2011
		Millions of yen
Forward exchange contracts	Other, net	¥(4,060)	¥(5)	¥(4,815)
Interest rate swap agreements	Other, net	(102)	(347)	74
Currency swap agreements	Other, net	(10,734)	14	(14)
Currency option agreements	Other, net	—	(1,552)	(3,426)

Total		(14,896)	(1,890)	(8,181)

Changes in the fair value of the derivatives in the table above includes forward exchange contracts and call option agreements entered into to manage the foreign exchange risk associated with overseas investments.

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

	2010		2011
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥4,157,992	¥4,290,762	¥4,192,674	¥4,354,131

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31, 2010 and 2011 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2010	2011
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥8	¥485
Interest rate swap agreements
Prepaid expenses and other current assets	631	1,235
Other assets	2,697	46
Currency swap agreements
Prepaid expenses and other current assets	—	5
Other assets	932	1,603

Subtotal	4,268	3,374

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	—	347
Interest rate swap agreements
Other assets	14	—
Currency swap agreements
Prepaid expenses and other current assets	14	—
Currency option agreements
Prepaid expenses and other current assets	—	1

Subtotal	28	348

Total	¥4,296	¥3,722

	2010	2011
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥196	¥4
Interest rate swap agreements
Other (Current liabilities)	51	153
Other (Long-term liabilities)	1,456	1,185
Currency swap agreements
Other (Current liabilities)	—	7,387
Other (Long-term liabilities)	4,385	2,142

Subtotal	6,088	10,871

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	—	941
Other (Long-term liabilities)	—	90
Interest rate swap agreements
Other (Current liabilities)	186	109
Other (Long-term liabilities)	485	474
Currency option agreements
Other (Current liabilities)	168	1
Other (Long-term liabilities)	1,384	1,859

Subtotal	2,223	3,474

Total	¥8,311	¥14,345

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent features in derivative instruments—

At March 31, 2011, NTT Group had no material derivative instruments that contain credit-risk-related contingent features, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2011.

21.    Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financial receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Allowance for credit losses and financing receivables at March 31, 2011 are as follows:

	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
collectively evaluated for impairment	5,204	14,916	5,684	4,877	3	30,684
individually evaluated for impairment	2,389	11,475	6,407	—	70	20,341
Financing receivable:
Balance at March 31, 2011	¥330,331	¥439,326	¥68,085	¥191,919	¥1,319	¥1,030,980
collectively evaluated for impairment	327,444	424,480	57,613	191,919	883	1,002,339
individually evaluated for impairment	2,887	14,846	10,472	—	436	28,641

Among financing receivables, the main receivables held by the financial subsidiaries are recognized as being in arrears on the basis of time passed since the payment date. Financial receivables determined to have no prospects for collecting contractual interest on the basis of past due date and other factors are no longer recorded as accruing interest.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables on nonaccrual status at March 31, 2011 are as follows:

March 31, 2011
Millions of yen
Installment sales receivable	¥738
Lease receivable	8,876
Loans receivable	11,758
Credit receivable	1,712
Others	—

Total	¥23,084

NTT determines the credit quality of financial receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financial receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” An analysis of age of the recorded investment in financing receivables at March 31, 2011 is as follows:

	March 31, 2011
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥323,790	¥1,854	¥4,687	¥330,331	¥640
Lease receivable	455,201	942	12,898	469,041	4,022
Credit receivable	187,746	2,653	1,712	192,111	—
Others	1,384	10	242	1,636	—
Total	¥968,121	¥5,459	¥19,539	¥993,119	¥4,662

	March 31, 2011
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥189,118	¥11,920	¥201,038	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2011 are as follows:

	March 31, 2011
	Recorded Investment	Related Allowance	Unpaid Principal Balance
	Millions of yen
With an allowance recorded	¥11,733	¥7,578	¥11,733
With no related allowance recorded	19	—	52

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2011, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2012	¥241,266
2013	37,395
2014	21,062
2015	1,516
2016	1,022
Thereafter	2,629

Total	¥304,890

Contingent liabilities at March 31, 2011 for loans guaranteed amounted to ¥23,376 million.

At March 31, 2011, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

23.    Business Combinations:

Dimension Data Holdings plc—

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc, an English public limited company based in the Republic of South Africa whose shares were traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at ¥260,571 million. On December 13, 2010, Dimension Data become a wholly-owned subsidiary after NTT acquired the remaining 3.4% of the ordinary shares for ¥9,421 million.

This acquisition is expected to increase NTT’s competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition-related costs totaling ¥2,031 million are included in “Selling, general and administrative expenses” in the consolidated statements of income for the year ended March 31, 2011. The business combination of Dimension Data was accounted for by applying the acquisition method. The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Dimension Data.

Millions of yen
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	¥48,623
Notes and accounts receivable, trade	82,566
Current assets (other)	47,905
Property, plant and equipment	30,090
Other intangibles	108,705
Other assets	18,047

Total assets acquired	335,936

Accounts payable, trade	48,321
Current liabilities (other)	107,733
Long-term liabilities	49,868

Total liabilities assumed	205,922

Total net assets acquired	130,014

Noncontrolling interest in Dimension Data	(20,931)
Goodwill	151,488

Acquisition cost	260,571

Amortizable intangible assets acquired of ¥85,521 million consist of customer-related assets having a weighted average useful life of eleven years. Non-amortizable intangible assets acquired of ¥23,170 million consist of trademarks for which useful lives cannot be determined.

Operating revenues and operating income (loss) of Dimension Data and its subsidiaries included in the consolidated statements of operations for the fiscal year ended March 31, 2011 were ¥78,461 million and ¥(813) million, respectively, including the amortization expense for intangible assets and other items of ¥3,011 million noted above. The results of operations of Dimension Data and its subsidiaries are consolidated with the NTT Group on a three months lag period. Therefore, the results of operations of Dimension Data and its subsidiaries for the period from the acquisition date to December 31, 2010 are included in the consolidated statement of income for the fiscal year ended March 31, 2011.

Operating revenues, Operating income, Net income attributable to NTT and Earnings per share for the fiscal years ended March 31, 2010 and 2011, on an unaudited pro forma basis as though Dimension Data and its subsidiaries had been consolidated as of April 1, 2009, were as follows:

	2010	2011
	Millions of yen
Operating revenues	¥10,561,799	¥10,670,714
Operating income	1,121,978	1,225,016
Net income attributable to NTT	493,866	514,881
Earnings per share (Yen)	373.22	389.13

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Keane International Inc—

On December 31, 2010, NTT DATA completed its business combination with Keane International Inc. (“Keane International”), a U.S. based company, for total cash consideration of ¥95,342 million, and Keane International became a wholly owned subsidiary. This acquisition is expected to enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. This business combination has been accounted for by applying the acquisition method. The fair values of the assets acquired and liabilities assumed, as well as the resulting goodwill recognized as of the acquisition date were ¥74,786 million, ¥60,843 million and ¥81,399 million, respectively. Certain required disclosures such as pro forma information are not provided due to the immateriality of this business combination.

24.    Subsequent events:

On March 29, 2011, the board of directors resolved that NTT may raise up to ¥340 billion by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2011. Based on this resolution, NTT issued bonds as follows:

Series 61 Nippon Telegraph and Telephone straight bonds

Date of payment	May 31, 2011
Issue amount	¥100 billion
Issue price	¥99.96 per ¥100
Interest rate	1.21%
Date of maturity	March 19, 2021
Use of proceeds	Capital investments and acquisition of treasury stock

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2009:
Allowance for doubtful accounts	¥36,286	¥27,749	¥(18,827)	¥45,208

Fiscal year ended March 31, 2010:
Allowance for doubtful accounts	¥45,208	¥18,453	¥(22,569)	¥41,092

Fiscal year ended March 31, 2011:
Allowance for doubtful accounts	¥41,092	¥30,282	¥(25,467)	¥45,907

*1:	Amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2009:
Valuation allowance—Deferred tax assets	¥279,573	¥33,938	¥(12,489)	¥301,022

Fiscal year ended March 31, 2010:
Valuation allowance—Deferred tax assets	¥301,022	¥22,392	¥(57,564)	¥265,850

Fiscal year ended March 31, 2011:
Valuation allowance—Deferred tax assets	¥265,850	¥48,496	¥(39,787)	¥274,559