Form 20-F/A
period 2011-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2011-07-28
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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

Yes  ☐    No   ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends Nippon Telegraph and Telephone Corporation’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2011 (the “Original Filing”). The Company is filing this Amendment solely to (i) correct a clerical error in the table of Contractual Obligations on page 88 of the Original Filing and (ii) amend the Original Filing to provide Interactive Data File disclosure as Exhibit 101 to this Amendment in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Amendment is the first Interactive Data File meeting the detailed tagging requirements under Rule 405 of Regulation S-T.

We are also including updated certifications required by the filing of this Amendment. No other changes have been made to the Original Filing. The Original Filing, as amended by this Amendment, speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the original filing date of the Original Filing.

i

				Page
PART I

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	1

PART III

ITEM	19	—	EXHIBITS	45

			SIGNATURES	46

ii

PART I

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

(System Integration Services)

Services for business customers were strengthened with more seamless global service offerings, including high value-added solutions and increased consulting-type sales in which the company helped customers solve problems as their “ICT Solution Partner.” Secure, high-quality cloud-based services were expanded under the BizCITY™ concept of providing companies with ICT environments for secure access to enterprise services from any place at any time. Customers used these services to compress business assets, lower investment risks and outsource systems.

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

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	2,428,142	466,427	736,959	414,889	809,867
Bank loans	1,764,532	232,049	602,425	344,223	585,835
Interest payments on long-term debt	303,270	60,572	90,953	59,569	92,176
Capital lease obligations(2)	69,848	24,158	27,409	10,111	8,170
Operating leases	66,074	19,540	28,936	6,658	10,940
Purchase obligations(3)	304,890	241,266	58,457	2,538	2,629
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,936,756	1,044,012	1,545,139	837,988	1,509,617

(1)	Please see Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥79,351 million to its pension plans in the fiscal year ending March 31, 2012 (see Note 10 to the Consolidated Financial Statements).

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

PART III

ITEM 19—EXHIBITS

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

1.2	Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

8.1	List of Subsidiaries (previously filed with the SEC as part of NTT’s Form 20-F filed June 30, 2011 and incorporated by reference).

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

NTT agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ SATOSHI MIURA
Satoshi Miura President Chief Executive Officer

Date: July 28, 2011