Form 20-F
period 2012-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2012-06-29
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2012
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s Name into English)

JAPAN

(Jurisdiction of incorporation or organization)

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of Principal Executive Offices)

YOSHIKIYO SAKAI

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

Common stock	1,223,765,423 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	47

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	91

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	99

ITEM	8	—	FINANCIAL INFORMATION	101

ITEM	9	—	THE OFFER AND LISTING	101

ITEM	10	—	ADDITIONAL INFORMATION	104

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	118

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	120

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	121

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	121

ITEM	15	—	CONTROLS AND PROCEDURES	121

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	122

ITEM	16B	—	CODE OF ETHICS	122

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	122

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	123

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	123

ITEM	16F	—	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	123

ITEM	16G	—	CORPORATE GOVERNANCE	123

PART III

ITEM	17	—	FINANCIAL STATEMENTS	125

ITEM	18	—	FINANCIAL STATEMENTS	125

ITEM	19	—	EXHIBITS	125

			SIGNATURES	126

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT, its subsidiaries and its affiliated companies and any of their respective predecessors in business, and the “predecessor corporation” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “NTT DOCOMO” refers to NTT DOCOMO, INC., “NTT DATA” refers to NTT DATA CORPORATION, “Dimension Data” refers to Dimension Data Holdings plc, “NTT Urban Development” refers to NTT URBAN DEVELOPMENT CORPORATION, “NTT Resonant” refers to NTT Resonant Inc. and “NTT Plala” refers to NTT Plala Inc. The Government of Japan is sometimes referred to herein as the “Government.”

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

Under the Law Concerning Nippon Telegraph and Telephone Corporation, Etc. (“NTT Law”) and for Japanese reporting purposes, NTT calculates the percentage of its Shares owned by the Government based on the total number of issued Shares regardless of whether such Shares are outstanding for U.S. reporting purposes. In this annual report, where the percentage of total issued Shares differs from the percentage of outstanding Shares, the Government’s ownership of Shares is presented using both percentages.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2008 through 2012 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2011 and 2012, and for each of the three fiscal years ended March 31, 2010, 2011 and 2012, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	Years ended March 31,
	2008	2009	2010	2011	2012
	(in millions of yen)
Operating revenues	¥10,680,891	¥10,416,305	¥10,181,376	¥10,305,003	¥10,507,362
Operating expenses	9,376,282	9,306,553	9,063,683	9,090,094	9,284,396

Operating income	1,304,609	1,109,752	1,117,693	1,214,909	1,222,966
Other income (expenses)	17,682	(4,589)	2,378	(39,112)	16,364

Income before income taxes and equity in earnings (losses) of affiliated companies	1,322,291	1,105,163	1,120,071	1,175,797	1,239,330
Income tax expenses	520,777	370,083	447,001	475,592	587,793
Equity in earnings (losses) of affiliated companies	31,026	(1,916)	8,794	1,670	(2,986)
Net income	832,540	733,164	681,864	701,875	648,551

Less—Net income attributable to noncontrolling interests	197,384	194,485	189,598	192,246	180,850

Net income attributable to NTT	¥635,156	¥538,679	¥492,266	¥509,629	¥467,701

	2008	2009	2010	2011	2012
	(in yen, except share amount)
Per Share of common stock:(1)
Net income attributable to NTT	¥461.07	¥400.41	¥372.01	¥385.16	¥366.67
Cash dividends, applicable to earnings for the year	¥90.00	¥110.00	¥120.00	¥120.00	¥140.00
Average number of Shares outstanding (adjusted to reflect stock split)(1)	1,377,561,362	1,345,302,411	1,323,262,483	1,323,173,389	1,275,519,400

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for “Per Share of common stock” and “Average number of Shares outstanding” have been adjusted for the stock split. As of the end of the fiscal year ended March 31, 2012, NTT had 1,223,765,423 Shares outstanding. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Its Subsidiaries

	As of March 31,
	2008	2009	2010	2011	2012
	(in millions of yen)
Current assets	¥3,990,131	¥4,068,051	¥4,245,699	¥4,770,297	¥4,711,931
Property, plant and equipment (net)	10,385,579	10,201,519	10,057,546	9,900,640	9,806,356
Total assets	18,518,779	18,796,388	18,939,055	19,665,596	19,389,699
Current liabilities	3,911,909	3,694,199	3,588,310	3,689,072	3,494,253
Long-term liabilities	5,332,111	5,956,559	5,579,866	5,895,592	5,847,717
Capital stock (common stock plus additional paid-in capital)	3,779,029	3,778,987	3,776,877	3,771,979	3,770,115
NTT shareholders’ equity	7,410,761	7,298,110	7,788,153	8,020,734	7,882,587
Total equity	¥9,274,759	¥9,145,630	¥9,770,879	¥10,080,932	¥10,047,729

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since its founding in 1985. The year-end dividend is suggested by the board of directors and is subject to approval by shareholders, at the ordinary general meeting of shareholders required to be held in June of each year, and by the Minister of Internal Affairs and Communications (the “Minister”). Immediately following approval thereof at the meeting and approval of the Minister, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or in kind (except for Shares). In addition to year-end dividends, NTT may make cash distributions from its retained earnings (interim dividends) to its shareholders of record as of September 30 in each year by resolution of its board of directors and subject to approval by the Minister.

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

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share(*)
			(in yen)
September 30, 2007	November 9, 2007	December 6, 2007	¥45
March 31, 2008	June 25, 2008	June 26, 2008	¥45
September 30, 2008	November 7, 2008	December 9, 2008	¥55
March 31, 2009	June 24, 2009	June 25, 2009	¥55
September 30, 2009	November 9, 2009	December 10, 2009	¥60
March 31, 2010	June 24, 2010	June 25, 2010	¥60
September 30, 2010	November 9, 2010	December 13, 2010	¥60
March 31, 2011	June 23, 2011	June 24, 2011	¥60
September 30, 2011	November 9, 2011	December 12, 2011	¥70
March 31, 2012	June 22, 2012	June 25, 2012	¥70

(*)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for Dividend per Share are adjusted for the stock split. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

See Note 13 to the Consolidated Financial Statements for a discussion of Japanese Corporation Law with respect to dividends.

The payment, as well as the amount, of dividends in the future will be subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable Government regulatory actions and approval by shareholders and the board of directors, as applicable, and the Minister.

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

On June 8, 2012, the Noon Buying Rate (as defined below) was US$1 = ¥79.47.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2008	123.39	99.85	113.61	99.85
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41

Months of 2012	High(4)	Low(4)	Average(5)	Period-end(6)
January	78.13	76.28	76.96	76.34
February	81.10	76.11	78.47	81.10
March	83.78	80.86	82.47	82.41
April	82.62	79.81	81.25	79.81
May	80.36	78.29	79.67	78.29
June (through June 8, 2012)	79.67	78.21	78.89	79.47

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

In the fiscal year ended March 31, 2012, the European sovereign bond crisis caused further instability in the economies of developed countries which, when combined with the slow-down in the growth rates of emerging economies, led to an overall slow-down in the pace of global economic recovery. The Japanese economy, despite increased demand after the severe conditions following the Great East Japan Earthquake, experienced only a modest recovery due to the impact of the sluggish global economy, the protracted period of the strong yen, damage to its business and trade from the flooding in Thailand and other factors.

With respect to the future of the Japanese economy, despite expectations that the economic recovery will stabilize as a result of various background regulatory effects, there is a risk of an economic downturn due to a downward swing in overseas economies caused by the European sovereign debt crisis and the increasing price of crude oil. In addition, the effects of the shutdown of all nuclear power plants in Japan and power supply restrictions related to the accident at the Fukushima Daiichi Nuclear Power Plant, deflation and the potential for a worsening of employment conditions remain as concerns. As a large amount of NTT Group’s business revenues are attributed to the provision of services in Japan, NTT Group’s financial condition and results of operations may be affected. In the solutions business in particular, corporate IT investments have been restrained by, among other things, a decline in corporate earnings. Meanwhile, customers are making increasingly severe demands regarding costs and requiring very stringent evaluations of potential IT investments, which may lead to declines in the sales prices of systems and services provided by NTT Group in the current market environment.

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

NTT Group evaluates various means of capital procurement, including the issuance of corporate bonds and debt. Although NTT is working towards securing low interest financing and stable funds, NTT Group’s capital procurement costs may increase if there are major fluctuations in the financial market. Further, if the asset value of investment securities and other assets owned by NTT Group declines because of depressed stock and financial markets, impairment losses may adversely affect NTT Group’s results of operations. In addition, real estate sales and pension investments by NTT Group may suffer further effects from a slow economy.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models. NTT Group faces competition in all of its business segments. For details, please see “Item 4—Information on the Company—Competition.”

In the current information and communications market, against the backdrop of the rapid spread and diversification of smartphones, tablet devices and other mobile devices and the development of IP and broadband technologies, the structure of the market itself is undergoing significant change as a result of, among other things, the worldwide deployment by various market players of new business models that leverage cloud networks. In addition, the development of a variety of new fixed-mobile convergence services that combine fixed-line with mobile services is expected to accelerate going forward.

NTT Group believes that it maintains a competitive advantage over other companies in Japan’s information and communications market. However, along with the changing competitive environment, NTT Group must further expand its business in the highly competitive broadband market as the conventional fixed-line telephone market shrinks. There is no guarantee that NTT Group will be able to maintain its current competitive advantage. Such competition from other market participants may have an effect on NTT Group’s future growth and profitability.

The conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors. To be more competitive, NTT Group plans to strengthen its “Hikari Denwa” and other IP telephone services. However, revenues could fall more than expected as customers of NTT East and NTT West may switch to services of competitors offering IP telephone services using fiber-optic services or CATV lines.

In the fixed-line broadband business market, access lines are becoming more diverse, faster and less expensive. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic services have expanded to account for over half of broadband services in Japan. However, NTT Group expects that competition with providers of other fiber-optic access, CATV and wireless broadband, due to the spread of smartphones and tablet devices, will continue. As a result, NTT Group may experience a decrease in market share or a slowdown in the growth of its subscriber base and need to reduce its rates further. To address such competition, NTT may be required to incur more expenses than anticipated to increase its customer base, which may have an effect on NTT Group’s financial condition and results of operations.

With regard to the upper layer services (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies are expected to continue entering the market in a variety of forms from a multitude of fields. If the competitive environment going forward is more severe than anticipated, NTT may not secure its anticipated market share.

In the mobile communications market, there is a move away from the conventional vertically integrated market, the application market is expanding in conjunction with the popularity of smartphones, ultra-high-speed broadband is now available using Long Term Evolution (“LTE”)* and other technologies, and competition is growing more intense not only within each market layer (handset, network, communication platform, and content and application layers), but across the layers as well. For example, with Mobile Number Portability, the emergence of new businesses, the rollout of attractive mobile devices from other service providers that appeal to customers, the diversification of rate plans, and the introduction of new services, NTT Group faces fierce competition. Moreover, some carriers are already offering fixed-mobile convergence services with features such as combined point programs for both mobile and fixed-line services, free calls between mobile and fixed-line phones and set discounts on fixed-line broadband services, and it is possible that these carriers will further develop their line-up of services that provide a high level of customer convenience. NTT Group’s ability to provide such services may be restricted by regulations. Under these market conditions, the number of subscriptions that NTT Group acquires or retains may be lower than anticipated, and the costs required to acquire or retain subscribers may be greater than anticipated, which consequently may adversely affect the financial condition and performance of NTT Group. In this competitive market environment, in order to provide more advanced and wide-ranging services and increase convenience for its customers, NTT Group has provided various new rate plans and services and has revised its rates. However, NTT Group cannot be certain that these measures will enable it to acquire new subscriptions or maintain existing subscription levels. While the diversification of rate plans could lead to a decline in ARPU, if the subscription rate for various discount services or the trend of subscribers using and switching to flat-rate services is not in accordance with NTT Group’s expectation, its ARPU may decrease more than expected. The foregoing factors may have an effect on NTT Group’s financial condition and operating results.

The solutions business, which is the focal area of NTT DATA’s business, is expected to be a major area of growth in the information services market, and hardware vendors and others are committing their efforts to this business. Moreover, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition, and the intensification of competition resulting from the aggressive market entry of competing companies may have an effect on NTT Group’s financial condition and its operating results.

*	Abbreviation of Long Term Evolution, a mobile communications protocol with specifications formulated by the 3rd Generation Partnership Project.

Growth of new businesses and migration from existing businesses accompanying the expansion of IP, broadband and ubiquitous services and other market developments may not progress as anticipated.

In Japan’s information and communications market, as the rollout of broadband and ubiquitous services rapidly progresses, optical broadband services are increasing in the fixed-line communications field and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications field, services and handsets are becoming more diverse and advanced. Many other changes and developments are occurring in conjunction with the increased use of IP, including convergence between fixed-line communications and mobile communications and between communications and broadcasting services, and the creation of diverse new ICT (Information Communication Technology)-based businesses.

NTT Group expects that the further development of broadband services will lead to increased distribution of content and applications, and the importance of the content and applications layer in business development will grow. As a result, NTT Group has worked to develop new products and services to capitalize on this trend. For example, with respect to the IP television service “Hikari TV” distributed over “FLET’S Hikari,” NTT Group launched a service which enables the viewing of video programs on smartphones and tablet devices, as well as on TV. Also, with respect to the cloud services, for which market expansion is anticipated going forward, NTT Group expanded its service menus for services such as “BizCity” and “BizXaas” to promote the building and provision of customer systems, and launched “Mobile Groupware” and other services that provide web-based email and schedule functions that enable customer use without regard to differences in devices between smartphones and PCs.

Further, while making an effort to expand its broadband user foundation by launching the two-tiered fixed-rate service “FLET’S Hikari Light,” which offers lower basic monthly charges to access the Internet, NTT Group, through efforts in collaboration with other businesses, endeavored to achieve further popularization and expansion of fiber-optic services.

However, revenues may not grow as anticipated if the following were to occur: the market for fiber-optic services does not expand as anticipated due to diminished investment by businesses and a decline in consumer confidence, or less than anticipated expansion of video delivery services and other fiber-optic services; rate reductions for fiber-optic access services are greater than anticipated; any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband and ubiquitous services cannot be easily resolved; or ICT use in the public sector, including in medicine, education and government, does not progress as anticipated.

In both the corporate and residential markets, fiber-optic IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for the high quality “Hikari Denwa” fiber-optic access IP telephone service and its other IP telephone services, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from fiber-optic services and broadband and ubiquitous services, as well as cost reductions achieved through the efficiencies of IP technology are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, if one-time costs for the migration from the existing networks to the Next Generation Network (“NGN”) become greater than anticipated, or if the burden of maintaining duplicative facilities for the existing networks and the NGN does not decline as anticipated, there is a risk that NTT Group’s earnings and expenses may be adversely affected.

In the fiscal year ended March 31, 2011, NTT Group began its systematic migration from the existing IP network to the NGN, targeted for completion in the fiscal year ending March 31, 2013. NTT Group announced its migration plan from existing PSTN networks to the NGN in November 2011. However, if the migration to the NGN does not progress as anticipated, the maintenance costs for duplicative facilities for a prolonged period and other transient costs may affect the financial condition and results of operations of NTT Group.

In the mobile communications business, NTT Group believes that an increase in revenues from factors such as the expansion of “i-modes” services, smartphones services, “FOMA” and “Xi,” the resulting increase in packet and other communications services, and measures for new value creation in collaboration with various services and industries, is a critical element for future growth. Nevertheless, growth of these services may potentially be curtailed and NTT’s financial condition and results of operations may be negatively impacted if operating systems, applications and content-providing partners required for the provision of services do not cooperate or collaborate on acceptable term as expected, new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal, the various current or future services of NTT DOCOMO are insufficient or not attractive enough to maintain current subscribers or attract new ones, market demand for handset functions is not as envisioned, or higher communication speed through LTE cannot be expanded as scheduled.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of business may not produce the returns or provide the opportunities NTT Group expects, and may be beyond the control of NTT Group.

NTT Group has sought to enter into joint ventures, alliances and collaborations, with both domestic and overseas companies and organizations, to more actively respond to changes in the telecommunications market, such as globalization, migration to cloud services and the diversification of user devices. NTT has focused on the steady expansion of total ICT services by utilizing the group’s abilities, in order to respond to the need for high-quality, comprehensive ICT services from corporate customers in Japan and abroad with global end-to-end, one-stop services. However, NTT Group may not be able to maintain or enhance the value or financial performance of domestic and overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future, or achieve sufficient synergies with these operations.

Over the past few years, NTT Group has made proactive efforts to strengthen its global businesses. With regards to its global customer base of 10,000 companies, including those of overseas subsidiaries of group companies, along with providing rapid and low-cost services by harnessing group company synergies and cross selling, NTT Group will make an effort to expand its global area coverage and ICT service lineup in order to strengthen its services. To strengthen the framework for promoting such global strategy, a “Global Strategy Committee” and a “Global Personnel Committee” have been established consisting of representatives from group companies, including foreign subsidiaries. However, with the increase in foreign subsidiaries having different corporate cultures, there is the possibility that the merits of diversification will be outweighed by the inability to implement appropriate controls, or that differences in thinking and awareness with respect to managerial ideas and vision will lead to difficulties in the implementation of business strategies and conduct of operations.

For the reasons stated above, NTT may record write-downs related to the impaired value of investments in future periods.

NTT Group may not achieve anticipated cost savings.

NTT Group will continue to make efforts to reduce personnel costs and improve overall operating efficiency in its fixed-line communications business. Moreover, with the transition to fiber-optic access and IP networks, NTT Group is aiming to reduce costs by improving operational systems efficiency and through business process reengineering of call center operations. However, if countermeasures become necessary to address changes in the competitive environment or changes in the market environment due to the economic slowdown, or if the development of the IP network or migration from the existing IP network to the NGN is slower than anticipated, then sufficient cost reductions may not be achieved due to factors such as costs for simultaneously maintaining duplicate facilities for the existing IP network and the NGN not decreasing to the extent anticipated.

Also, with respect to capital expenditures, NTT Group expects to achieve significant cost reductions by reducing capital expenditures for fiber-optic access and the NGN by deploying the results of technical innovations, lowering the cost of equipment and improving construction methods. NTT Group aims to reduce the total amount of capital expenditures as a percentage of operating revenues by shifting the focus of capital expenditures to service creation businesses after capital expenditures in fiber optic access and the NGN stabilize at a lower level. However, in a case where capital expenditure efficiency is not attained as envisioned due to such factors as network capacity expansion in conjunction with the spread of devices, including smartphones and tablet devices, or the enhancement of data centers in conjunction with the development of cloud services, it is possible that capital expenditures will exceed what was envisioned.

Other mobile service providers in the world may not adopt or continue to use technologies and frequency bands that are compatible with those used by NTT DOCOMO’s mobile communications system, which could affect NTT Group’s ability to offer international services.

NTT DOCOMO is able to offer global roaming services on a worldwide basis on the condition that a sufficient number of other mobile service providers have adopted technologies that are compatible with the technologies it uses on its mobile communications systems. NTT Group expects that its overseas affiliates, strategic partners and many other mobile service providers will continue to use technologies compatible with NTT DOCOMO’s, but there is no guarantee of this in the future.

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

If NTT Group and its business partners are unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of the intellectual property rights of other companies.

In order for NTT Group and its business partners to carry out its business operations, it is necessary for NTT Group and its business partners to obtain licenses and other rights to use the intellectual property and other rights of third parties. Currently, NTT Group and its business partners have obtained licenses from the holders of such rights by concluding agreements with such holders, and NTT Group plans to continue to obtain licenses from the holders of other intellectual property rights that are necessary for carrying out its future business. However, if agreement cannot be reached with the holders of such rights or if agreement concerning rights once granted cannot be maintained thereafter, NTT Group and its business partners may not be able to provide certain technologies, products or services. Further, as NTT Group companies acquire foreign corporations, NTT Group businesses are becoming increasingly internationalized, and as a result, it is increasingly possible that a foreign corporation will assert infringement of intellectual property or other rights against NTT Group. If NTT Group is subject to assertions of infringement of intellectual property rights, NTT Group may be forced to expend considerable time and incur costs in reaching a resolution, and if such claims are determined adversely to NTT Group through a court judgment or through a settlement between the relevant parties, revenues from businesses related to such rights may decrease and NTT Group may be liable for damages for infringement of such rights, and NTT Group’s relevant business may be subject to an injunction, which may in turn adversely affect its financial condition and results of operations.

Risks associated with business management

System and network disruptions and issues with system architecture may affect NTT Group’s financial condition and operating results.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has built, deployed nation-wide and maintains fixed-line subscriber telephone, fiber-optic access, W-CDMA and LTE networks. With respect to NTT Group’s networks and systems necessary for service provision, NTT Group has implemented a variety of measures to ensure safe and stable services, including strengthening the durability of exchange offices and establishing multiple transmission lines, but it is possible that notwithstanding these measures, natural disasters such as earthquakes, tsunamis, typhoons and floods, security-related issues including hardware and software failure, terrorism, cyber-terrorism and various other events could cause system and network failure or result in an inability to provide stable services. In such event, NTT Group’s financial condition and results of operations may be affected.

In particular, the occurrence of a large scale disaster could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and emergency electricity use restrictions which could hinder NTT Group’s ability to provide stable services. These events may result in the deterioration of NTT Group’s reputation for reliability and its corporate image, reductions in income and substantial repair costs.

NTT Group services and products using advanced technology have increased, resulting in increased quality control risk. In particular, smartphone and tablet device applications contain elements which could increase the load on NTT Group’s network facilities beyond the level contemplated, such as communications applications that can secure or cut off connections, which cause an increase in control signals between a device and the network.

While NTT Group is making efforts to enhance service quality and reliability by making capital investments in its network facilities to strengthen network resilience and to accelerate response time, if such traffic cannot be processed or a service or product of NTT Group has a defect or a human error, such as an error in equipment settings, NTT may be held liable for damages, and the reputation of NTT Group services and products may be affected.

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. NTT Group is thoroughly working on security countermeasures as a responsible service provider in the information and communications industry, but if an unforeseeable event occurs, it is possible that there will be cases of unauthorized access and virus infections, causing customers’ trust in NTT Group to diminish. Further, NTT DOCOMO’s mobile phones are equipped with various functions, such as payment settlement functions, and NTT DOCOMO provides the services of many other service providers on its mobile phones, which may increase the risk of malfunctions, defects, leaking of personal information from phones and other issues caused by flaws or deficiencies in the services of such service providers.

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

NTT Group is subject to a wide variety of related laws and regulations because of its network of offices which handle a variety of products and services both in Japan and abroad. As a result, some of NTT Group’s business activities require licenses, notifications, and permit approvals. In addition, with respect to overseas business operations, there is a possibility that the burden on the overseas business will increase from, among other things, the rules and regulations of the local country, or the lack thereof, the unpredictable interpretations of such local laws, the adoption of new laws and the revision of existing laws.

NTT Group considers legal compliance to be an extremely important corporate responsibility and works to strengthen its compliance systems and ensure thorough compliance. In addition, in light of the recent tightening of bribery and anti-corruption laws in foreign countries, particularly the United States and the United Kingdom, NTT is working towards further strengthening its compliance systems. However, even with such countermeasures, there may be cases where it is not possible to eliminate compliance risks and reputation risks, including cases of improper personal behavior on the part of an employee. In such cases, there may be an impact on NTT Group’s financial conditions and results of operations.

In addition, mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including the personal information of customers. At the same time, NTT Group is currently implementing the “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of confidential information including personal information. NTT Group expects to be able to ensure proper management of confidential information including personal information in accordance with its policy. However, if such confidential information is leaked or otherwise misused, there is a risk that such action may affect NTT Group’s business, including its reputation and credibility, and NTT Group’s ability to obtain new subscribers or secure governmental contracts.

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

A representative example is the occurrence of unsolicited bulk e-mails being sent through NTT DOCOMO’s e-mail services, including “i-mode” mail service, “sp-mode” mail service and “Short Message Service.” Despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and suspending the use of or terminating contracts with companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. If NTT DOCOMO’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of “i-mode” and “sp-mode” subscriptions.

Further, there has been a wide range of debate regarding issues such as the possibility that a minor’s access to illegal or harmful websites will have a negative impact and regarding the effectiveness of filtering services intended to restrict minors from accessing such harmful sites. These issues may similarly damage NTT DOCOMO’s corporate image.

Mobile phones have also been used in crimes such as the “it’s me” fraud, whereby callers request an emergency bank remittance pretending to be a relative. To combat these misuses of NTT DOCOMO’s services, NTT DOCOMO introduced various measures such as more strict identification confirmation requirements at points of purchase, and ending the provision of pre-paid mobile phones capable of making voice calls as of the end of March 2012 because such pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a problem and this may lead to an increase in the cancellation of subscriptions.

In addition, as handsets and services become more sophisticated, new issues may arise when subscribers are charged higher fees for packet transmission than they are aware of as a result of using handsets without fully recognizing the extent of their use of packet transmission in terms of frequency and volume. There are also concerns over the occurrence of accidents caused by the use of mobile phones while operating vehicles or bicycles. In addition, there are issues concerning the high fees charged from the excess use of paid content by subscribers and, in conjunction with the spread of smartphones, the leaking of private information by fraudulent applications (software) on the Internet.

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

The regulation of the Japanese telecommunications industry has been changed in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost Methodology (“LRIC Methodology”) for interconnection charges and amendments to telecommunications laws aimed at promoting competition. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s financial condition and results of operations.

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

In addition, while the number of NTT DOCOMO subscribers and the traffic from such subscribers increases in conjunction with the expansion of devices, such as smartphones and tablet devices, there may be a decline in the quality of services if government agencies do not allocate the frequency spectrum required for unhindered operation, or if changes are made to the frequency spectrum allocation system, for example, by the introduction of reallocation through an auction system, and the necessary frequency spectrum cannot be obtained. Currently, government agencies are conducting internal deliberations regarding the implementation of an auction system, which has included the submission of a “bill to amend a portion of the Radio Act” to the Diet in March 2012. If the auction system is implemented and the amounts paid by NTT DOCOMO to obtain the frequencies under the system rise, it is possible that NTT Group’s financial condition or results of operations will be affected. For details, please see “Item 4—Information on the Company—Regulations—Radio Act.”

NTT DOCOMO is making efforts to obtain new frequencies and to improve efficiency of frequency use through the application of its technologies, such as LTE, and through the promotion of migration to LTE. However, there can be no assurance that NTT DOCOMO’s efforts will be sufficient to avoid a deterioration in service quality. If NTT DOCOMO is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or results of operations will be materially affected due to constraints in providing its wireless services or to the loss of subscribers to competitors.

NTT Group may be impacted by laws, regulations and systems relating to the reduction of greenhouse gas emissions.

In conjunction with the increasing diversification and sophistication of subscriber services, NTT has been expanding its telecommunication facilities and data centers, and, as a result, its power usage has trended upwards. NTT Group has implemented measures directed at reducing its greenhouse gas emissions, including the deployment of power-saving ICT devices, highly efficient power sources and air conditioning devices, as well as natural energy systems. It is possible, however, that the introduction of regulations for reducing greenhouse gases will result in cost increases, which may have an impact on the financial condition and results of operations of NTT Group.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 32.59% of NTT’s issued Shares (35.24% of NTT’s outstanding Shares excluding treasury stock), which equates to 35.29% of the voting rights, calculated on the basis of issued shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at shareholder meetings of NTT and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, it was stated that the Government did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT in the past.

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2012, the Government’s ownership of Shares was approximately 32.59% of NTT’s issued Shares (35.24% of NTT’s outstanding Shares excluding treasury stock). In the case that the NTT Law is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels treasury stock, the number of Shares the Government is allowed to sell would increase.

The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an impact on the market price of Shares and ADSs.

For details regarding NTT Group’s relationship with the Government, please see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.”

Investors may have difficulty enforcing judgments under the laws of foreign countries, including the U.S. securities laws regarding the civil liabilities of NTT.

NTT is a limited liability, joint-stock corporation established under the laws of Japan. Most, if not all, of NTT’s directors and management reside in Japan. All or a substantial portion of the assets of such persons or NTT are located in Japan. As a result, it may not be possible for investors to effect legal service of process outside Japan upon such persons or NTT or to enforce against them judgments predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws, in federal or state courts in the United States or other foreign courts. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japan, of liabilities predicated solely upon the laws of foreign countries, including the U.S. securities laws, and as to the enforceability in Japan of judgments of federal or state courts in the United States or other foreign courts obtained in actions predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws.

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

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Percentage of equity provided as of June 29, 2012. The figures represent equity held by NTT, directly or indirectly, in relation to each company’s outstanding shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (Holding Company), its 772 subsidiaries and 106 affiliated companies (as of March 31, 2012). The principal businesses of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. Details of each principal business and the consolidated subsidiaries within each principal business are described below. NTT Group’s five operating segments are the same as those described under Note 15 to the Consolidated Financial Statements.

The principal services in the regional communications business are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 69 other companies.

The principal services in the long distance and international communications business are inter-prefectural communications services, international communications business, solution business and related services. The consolidated subsidiaries in the long distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, Datacraft Australia Pty Ltd, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT Com Solution & Engineering Corporation(*) and 231 other companies.

(*)	NTT FANET SYSTEMS Corp. changed its name to NTT Com Solution & Engineering Corporation on November 1, 2011.

The principal services in the mobile communications business are mobile telephone services and related services. The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, INC.

(NTT DOCOMO)(*1), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO PACIFIC, INC., net mobile AG, OAK LAWN MARKETING, INC., D2 Communications Inc. (*2), DOCOMO.COM, INC., mmbi, Inc., Radishbo-ya Co., Ltd., DOCOMO interTouch Pte. Ltd., and 112 other companies.

(*1)	NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of June 29, 2012, NTT’s ownership interest in NTT DOCOMO was 66.66% (includes shares owned indirectly).
(*2)	D2 Communications Inc. changed its name to D2C Inc. on June 1, 2012.

The principal services in the data communications business are system integration services and network system services. The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION (NTT DATA)(*1), NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA FINANCIAL CORE CORPORATION, NTT DATA FORCE CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FRONTIER CORPORATION, NTT DATA BUSINESS SYSTEMS CORPORATION(*2), NTT DATA Getronics Corporation, NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA CCS CORPORATION, Cirquent GmbH, NTT DATA MSE CORPORATION, JSOL CORPORATION, XNET Corporation, NJK Corporation, NTT DATA International Services, Inc.(*3), NTT DATA Inc.(*4), Value Team S.p.A.(*5), JBIS Holdings, Inc., NTT DATA SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, and 198 other companies.

(*1)	NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of June 29, 2012, NTT’s ownership interest in NTT DATA was 54.21% (includes shares owned indirectly).
(*2)	NTT DATA SYSTEMS CORPORATION merged with NTT DATA QUICK CORPORATION, and changed its name to NTT DATA BUSINESS SYSTEMS CORPORATION on April 1, 2011.
(*3)	Keane International, Inc. changed its name to NTT DATA International Services, Inc. on January 31, 2012.
(*4)	Keane, Inc. changed its name to NTT DATA, Inc. on January 31, 2012.
(*5)	Value Team S.p.A. changed its name to NTT DATA Italia S.p.A. on April 2, 2012.

Other businesses include the operations of NTT (Holding Company), in addition to real estate, finance, construction and power, systems development and development of advanced technologies. The consolidated subsidiaries in these other businesses are NTT URBAN DEVELOPMENT CORPORATION, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Investment Partners, Inc. and 66 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the biggest provider of such services in Japan. As of March 31, 2012, the number of combined NTT East and NTT West broadband service subscriptions, for the FTTH service “FLET’S Hikari” and for the ADSL service “FLET’S ADSL” was 16,564 thousand subscriptions and 2,322 thousand subscriptions, respectively. The aggregate of subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, was 31,672 thousand subscriptions. In addition, NTT Group provides ISP services through NTT Communications and others. As of March 31, 2012, the number of ISP service subscriptions was 11,882 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through three networks, LTE, W-CDMA and PDC (terminated as of March 31, 2012). As of March 31, 2012, NTT DOCOMO had 60,129 thousand subscribers and was the largest provider of mobile phone services in Japan.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of data communications systems and information systems using computer networks as a platform in Japan. NTT DATA primarily engages in strategic planning, designing, installing and operating data communications systems and information systems using computer networks as a platform, and providing IT services.

In addition, NTT Group provides through its subsidiaries financial services, including issuing leases and credit cards, real estate services, including building rentals and apartment sales, systems development services, and construction-related services, including the design, construction and maintenance of buildings.

NTT’s Agent for U.S. Federal Securities Law Purposes

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

On August 1, 1952, pursuant to the Nippon Telegraph and Telephone Public Corporation Act (July 31, 1952, Law No. 250), Nippon Telegraph and Telephone Public Corporation (“NTT Public”) was incorporated and its capital stock was wholly-owned by the Government. On April 1, 1985, pursuant to the Nippon Telegraph and Telephone Corporation Act (December 25, 1984, Law No. 85), Nippon Telegraph and Telephone Corporation was established with its capital stock wholly-owned by the Government. When NTT was established, it succeeded to all the rights and obligations of NTT Public.

(2)	History

April 1985	NTT incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares are listed on the Tokyo, Osaka, Nagoya, Kyoto, Hiroshima, Fukuoka, Niigata and Sapporo stock exchanges.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communication service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phone, mobile phone, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operation was transferred to NTT FACILITIES, INC.
September 1994	NTT ADSs are listed on the New York Stock Exchange.
October 1994	NTT’s Shares are listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation listed on the Tokyo Stock Exchange.
September 1997	NTT’s Software Headquarters was transferred to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. listed on the Tokyo Stock Exchange.
July 1999	Implemented a group reorganization with NTT becoming a holding company. Among NTT’s operations, operation of intra-prefectural communications services was transferred to its two wholly-owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly-owned subsidiary of NTT.
April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. listed on the London Stock Exchange and the New York Stock Exchange.
November 2004	NTT URBAN DEVELOPMENT CORPORATION listed on the Tokyo Stock Exchange.
January 2009	NTT implemented a 100-for-1 common stock split.

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

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets and conducting basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DOCOMO, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each of the companies within NTT Group is to discuss with, or report to, NTT on certain fundamental business decisions relating to that company, including amendments to their respective articles of incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and establishment of business operation plans.

Please see “Item 4—Regulations—NTT Law” regarding the recent discussions of NTT Group’s managerial structure.

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profit and loss of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2012, NTT had 878 subsidiaries and affiliated companies.

Reorganization of Business Operation Structure of NTT East and NTT West

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

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East, among other things, consolidated the three fields of regional outsourcing companies—i.e., marketing, facilities and administration—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, beginning in June 2007, NTT East implemented plans to consolidate various sites, including “116” call centers, by integrating bases, mainly in regional districts, and increased its reliance on outsourcing operations to group companies in its efforts to improve business efficiency.

In July 2006, NTT West modified its headquarters organization to provide specialized handling of broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties. In conjunction with these developments, NTT West also consolidated its marketing, facility, and administrative subsidiaries. Furthermore, in April 2008, anticipating an increase in demand for one-stop consulting, configuration and operational support services for customers’ home IT environments that are tailored to their individual needs and lifestyles, NTT West established six companies, including NTT West-Home Techno Kansai, and began operations in July 2008.

Reorganization of Business Operation Structure of Corporate Businesses and Upper Layer Businesses

Based on the document entitled “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), in the fiscal year ended March 31, 2007, NTT Group conducted a review of its corporate businesses and upper layer businesses in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to its corporate businesses, NTT Group also revised its customer accounts system. Going forward, NTT East and NTT West are responsible for customers who require more locally oriented service, while NTT Communications is responsible for other customers such as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications. Further, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; NTT Plala Inc. (formerly Plala Networks, Inc.), which provides Internet access services and video distribution services for TV; and On Demand TV K.K. (liquidated in December 2008), which also provides video distribution services. In March 2008, to increase business efficiency and provide more attractive services, NTT Group’s video distribution services for television were consolidated in NTT Plala Inc. and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

Reorganization of Business Operation Structure of NTT DOCOMO

In July 2008, NTT DOCOMO reorganized its group structure to merge its eight regional subsidiaries, including NTT DoCoMo Hokkaido, Inc., into NTT DOCOMO with a goal of achieving “enriched and enhanced customer services,” “streamlined group management” and “faster decision-making” for the purpose of enhancing the speed and effectiveness of its operations.

Listing of NTT Urban Development

The principal business activities of NTT Urban Development are real estate leasing and sales, along with the design management and construction operations of buildings. On November 4, 2004, NTT Urban Development was listed on the First Section of the Tokyo Stock Exchange. NTT sold 83,277 common shares with no par value of NTT Urban Development, and NTT Urban Development issued 132,000 new shares. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

Reorganization of Business Operation Structure of NTT DATA

Starting in January 2012, NTT DATA initiated plans for the integration and reorganization of operations at overseas group companies in response to the accelerating global business needs of its customers, with the goals of both building a structure that provides an operational system supported with speedy service on a global scale, and of strengthening the NTT DATA brand abroad, focusing on NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, Middle East and Africa, NTT DATA (CHINA) Co., LTD. in China, and NTT DATA Asia Pacific Ptd. Ltd. in the Asia-Pacific region. Further, in April 2012, NTT DATA changed its corporate logo to a globally uniform design and started business development under the new brand logo.

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of businesses: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other businesses. See Note 15 to the Consolidated Financial Statements attached hereto.

The business results for each segment for the fiscal year ended March 31, 2012 are as follows:

Regional Communications Business Segment

NTT East and NTT West, which are the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue structures by collaborating with other business operators, expanding FLET’S Hikari service menus, promoting fiber-optic and IP services through the expansion of Hikari use through Wi-Fi, and improving support services that lead to customer retention.

The main initiatives in this segment are as follows.

[1]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 16.56 million subscriptions (an increase of 1.51 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 13.90 million channels (an increase of 1.79 million channels from the previous fiscal year)

•	FLET’S TV: 0.86 million subscriptions (an increase of 0.27 million subscriptions from the previous fiscal year)

[2]	Promotion of Fiber-optic and IP Services

Major Services and Products Launched in the Fiscal Year Under Review

Service or Product	Description
FLET’S Hikari Light (NTT East • NTT West)	Optical broadband service providing a two-tier fixed rate system with low basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.

FLET’S Joint (NTT East • NTT West)	A service that delivers software held on a software delivery server on behalf of service providers, including, among other things, digital home electronics and remote control of surveillance cameras, to home gateways of “FLET’S Hikari Next” users.

Hikari Portable “Wi-Fi Cradle” (NTT East)	An optional desktop cradle equipped with high-speed wireless LAN available for rent with the mobile Wi-Fi router, “Hikari Portable.” Allows the use of wireless LAN at home even while taking “Hikari Portable” outside.

Service or Product	Description
Hikari Station (NTT East)	A service offered for “FLET’S Hikari Next” customers operating chain stores, stores in shopping arcades and public facilities, among others, that provides an Internet connection environment for visitors and distributes store information and coupons by installing Wi-Fi access points.

Ninen-wari (NTT East)	A discount plan for the single-unit family plan of “FLET’S Hikari Next” and “B FLET’S” services, conditioned on the user remaining subscribed for a period of 2 years.

Hikari BOX+ (NTT West)	A device that enables the viewing of video services on the Internet by connecting to the TV, easily operated via remote control.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description
OMRON Corporation (NTT West)	Established NTT Smile Energy, a joint venture providing energy-saving support services to households, utilizing the combined business know-how of OMRON Corporation’s advanced sensing and control technology (an automatic control technology of devices using sensors) and NTT West’s network technology. Began providing “Eco-Megane,” a service of “visualizing” domestic power consumption and power generation of solar power systems.

Seven & i Holdings Co., Ltd. (“Seven & i”) (NTT East)	Entered into a comprehensive business collaboration agreement to utilize resources of both Seven & i and NTT East, including Seven & i’s store locations, such as 7-Eleven convenience stores, and NTT East’s optical broadband services. In addition to the development of Wi-Fi bases at store locations and the provision of shopping support, NTT East and Seven & i started working on preparing information stations (offering free public wireless LAN spots during disasters and installing special public telephones) for emergency situations in the 23 wards of the Tokyo metropolitan area.

Gurunavi, Inc. (NTT East)	Began collaboration on services, by utilizing Gurunavi, Inc.’s relationships with restaurants, to market installation of “FLET’S Hikari + Wi-Fi” at such restaurants and combining invoices of Gurunavi’s shopping sites with FLET’S Hikari’s invoice.

[3]	Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.30 million (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club,” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer points based on monthly usage and special content, reached a total of 7.76 million.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description
Canon Marketing Japan Inc. (NTT East • NTT West)	Call centers and maintenance support departments of each business partner, NTT East and NTT West are collaborating to establish a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers in order to handle the increased variety of office ICT equipment, including network-connectable PCs and business phones, and to respond to the increasingly complex user environment.
Epson Sales Japan Corp. (NTT East)
RICOH JAPAN Corporation (NTT West)
TOSHIBA TEC CORPORATION (NTT West)
Allied Telesis K.K (NTT West)

Long Distance and International Communications Business Segment

NTT Communications, one of NTT’s main subsidiaries in the long-distance and international communications business segment, with the goal of being perceived by its customers around the world as a truly leading global player with the “Global ICT Partner—Innovative. Reliable. Seamless—” slogan, developed the “Global Cloud Vision” in response to customers’ requests for cloud migration and worked towards the “development of end-to-end, one-stop, global and seamless services to provide cloud to network, applications, and security services.” The main initiatives in this segment are as follows.

[1]	Number of Subscriptions for Major Services

•	Hikari TV: 2.00 million subscriptions (an increase of 0.59 million subscriptions from the previous fiscal year)

•	OCN: 8.44 million subscriptions (an increase of 0.20 million subscriptions from the previous fiscal year)

•	Plala: 3.12 million subscriptions (an increase of 0.02 million subscriptions from the previous fiscal year)

[2]	Development of Services for Individual Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description
050 plus	Service that enables 050 IP phones to be used on smartphones and tablet devices by installing dedicated applications. Telephone numbers starting with 050 can be obtained, and phone calls between “050 plus” users and users of “OCN Dot Phone” or 050 IP phones of mobile providers are free of charge.

Hikari TV Dokodemo (NTT Plala Inc.)	Service that enables “Hikari TV” users to view videos on smartphones or tablet devices by installing a dedicated application.

Hikari TV Mobile (NTT Plala Inc.)	Dedicated service for mobile devices that enables viewing of videos on smartphones or tablet devices by installing a dedicated application.

[3]	Development of Services for Corporate Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY

Biz Hosting E-Mail and Web	Hosting service that specializes in e-mail and Web server functions, with three types of plans depending on usage fees, server space and customizations.

Biz Simple Disk	Hard disk service that specializes in storage and saving of large amounts of data, such as IT system backup data and video data. Data capacity of up to 3 petabytes, depending on the user’s scale of use. (One petabyte equals one million gigabytes.)

Cloud[n]	New public cloud service to allow customers to flexibly and cost efficiently increase or decrease data capacity, equipped with a variety of APIs compatible with the industry leader Amazon Web Services LLC.

Arcstar Universal One	VPN service optimized for cloud use with high quality and high reliability features. Four types of plans available according to reliability and price. Service is provided in 159 countries and regions worldwide.

050 plus for Biz	Expanded service with convenient functions of 050 plus for corporate customers. The functions include usage of the 050 IP phone, a subscription for 050 IP phone with multiple IDs, comprehensive billing of fees, and online billing statements for calls.

Arcstar Unified Communications Service	Integrated voice services for corporate customers developing businesses overseas. Offers three types of plans: services for internal extension communications service between customers’ offices in Japan and overseas; external line services from customers’ overseas offices; and cloud based services equipped with the messages and conference call functions.

[4]	Development of Global Business

Main Activities During the Fiscal Year Under Review

•	Network Expansion

- Efforts were made to increase IP backbone capacity in order to provide speedy and stable distribution of Internet data around the world. NTT increased the connection speed of the IP backbone between Japan and the U.S., where the highest volume of data in the world is exchanged, to 600Gbps.

•	Business Site Development

- NTT Com Asia Ltd. opened a branch in Macau Special Administrative Region.

- NTT Communications (Thailand) Co., Ltd. opened an office in Vientiane, Lao PDR.

•	Strengthening of Service Provision Systems

- NTT Communications acquired Frontline Systems Australia Pty Ltd. which provides ICT services centered in Australia, such as IT infrastructure and sales, IT consulting, data centers and managed services.

- NTT Communications reached an agreement with Netmagic’s shareholders for the acquisition of Netmagic Solutions Private Limited, which provides data center related services in India.

Dimension Data, one of NTT’s main subsidiaries in the long-distance and international communications business segment, worked to provide comprehensive cloud services as an ICT services and solution provider, with the goal of accelerating the introduction of cloud computing to corporations. Dimension Data’s globally available cloud services help simplifying the planning, design, development and administration of private, public and hybrid clouds and reduces the administration cost of IT infrastructure. It also facilitates a corporation’s smooth transfer to a cloud system by reducing the complexity of and risks associated with such transfer.

Main Services Launched in the Fiscal Year Under Review

Service, etc.	Description
Compute as a Service (CaaS)	Virtual servers and storage provided as a service in both shared (public) and dedicated (private) environments. The options are public, private and hosted private CaaS. Currently private CaaS is deployed in the United States, the European Union, South Africa, Australia and will be deployed in Asia soon.

Managed Hosting	Dedicated infrastructure and application management services interconnected to Dimension Data public and private cloud.

Dimension Data also provides Advanced Cloud services and Application services, and all offerings’ underlying architect is based on Dimension Data Managed Cloud Platform—a fully managed cloud architecture that is automated and orchestrated via Dimension Data CloudControl, an integrated cloud management system.

Mobile Communications Business Segment

NTT DOCOMO, NTT’s main subsidiary in the mobile communications business segment, developed the “Medium-Term Vision 2015: Shaping a Smart Life” as its medium-term management policy with a goal of becoming an “integrated service company placing mobile services at the core.” Based on this medium-term vision, NTT DOCOMO has worked towards new value creation through the convergence of various industries and services, while aiming for further development of handsets and services with a focus on smartphones, in order to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses. The measures being undertaken are as follows:

[1]	Number of Subscriptions to Main Services

Number of mobile phone service subscriptions: 60.13 million (an increase of 2.12 million subscriptions from the previous fiscal year)

(Partial listing only) FOMA service subscriptions: 57.90 million (an increase of 1.16 million subscriptions from the previous fiscal year)

(Partial listing only) Xi service subscriptions: 2.22 million (an increase of 2.20 million subscription from the previous fiscal year)

Number of subscriptions to mobile phone services, FOMA services and Xi services include communication module service subscriptions. The “mova” service was terminated as of March 31, 2012.

[2]	Expansion of Smartphone Sales

With respect to smartphones, NTT DOCOMO launched a new portal site for smartphones, “dmenu,” and the content market that NTT DOCOMO operates, “dmarket,” while expanding its handset lineup. NTT DOCOMO enhanced customer convenience by providing services for smartphone use such as the main services for i-mode, including “i-channel,” “i-concier,” and “Keitai Data Oazukari Service,” and by offering discount services for customers who subscribe to more than one tablet device. As a result of these efforts, smartphone sales showed a significant increase, with handset sales of 8.82 million for the fiscal year ended March 31, 2012.

[3]	Development of “Xi” Services

With respect to Xi, the high-speed, large capacity and low latency LTE service that was launched in December 2010, NTT DOCOMO launched voice services in addition to data transmission services, expanded the Xi-compatible handset lineup and enhanced rate plans. Further, in December 2011, NTT DOCOMO increased the communication speed in limited areas (75 Mbps) when outdoors. In January 2012, NTT DOCOMO expanded the coverage area to major cities of prefectural capitals, and increased the number of base stations for Xi services to over 7,000 stations.

[4]	Enhancement of Services

Main Services Launched in the Fiscal Year Under Review

Service	Description
dmenu	Portal site for smartphones that enables easy searches of diverse content provided by content providers, and of services provided by NTT DOCOMO.

dmarket	Contents marketplace for smartphones managed by NTT DOCOMO comprising the “Video Store,” “Book Store,” and “Music Store,” and “Applications and Reviews” content store, which introduces recommended applications.

Shabette Concier	Voice-agent application that searches for and provides information, and handles mobile phone functions, just by speaking into the smartphone (free-of-charge).

DOCOMO Anshin Scan	Anti-virus service for smartphones (free-of-charge).

Mobile Groupware	Cloud service for corporate customers with various functions, including enabling the sharing of internal company information, accessing webmail and scheduling from outside the company via smartphones.

Pre-paid data plan	Special data communications pre-paid plan that can be used on the PlayStation®Vita released by Sony Computer Entertainment Inc. Two fee rate plans depending on use time (20 hours and 100 hours).

After-sales Support Effort

•

NTT DOCOMO launched “Smartphone Anshin Remote Support” to provide customers with professional assistance with the operation or settings of smartphones or tablet devices from its call center staff who can monitor the handset operations from remote locations.

[5]	Activities for New Value Creation

•

In conjunction with the April 2012 launch of “Mobacas” (mobile-dedicated broadcasting) services, NTT DOCOMO increased its investment in mmbi, Inc., an approved key terrestrial broadcasting business operator for the mobile reception of “Mobacas,” prepared for the launch of the broadcasting station for smartphones, “NOTTV,” and started sales of two handsets compatible with such services.

•

With the expansion of business synergies as a goal, NTT DOCOMO acquired Radishbo-ya Co., Ltd. (“Radishbo-ya”), which provides membership-based home-delivery of organic and low-pesticide vegetables and additive-free foods, through a tender offer, and entered into a business and capital alliance between Radishbo-ya and Lawson, Inc.

•

NTT DOCOMO has entered into a capital and business alliance with OMRON HEALTHCARE Co., Ltd. based on the premise of founding a new company for the purpose of developing and providing health and medical support services.

[6]	Series of Service Interruptions

With respect to the series of service interruptions of the “sp-mode” service (an ISP service for smartphones) and packet switching, NTT DOCOMO received administrative guidance from the Ministry of Internal Affairs and Communications (the “MIC”) on January 26, 2012. NTT DOCOMO submitted a report on March 30, 2012 summarizing the measures it has taken to prevent mobile communications service interruptions, protect the confidentiality of communications and appropriately manage personal information. NTT DOCOMO extends its deepest apologies to customers for any inconvenience caused by these service interruptions.

NTT DOCOMO takes these matters very seriously. After the service interruptions in December 2011, NTT DOCOMO established the “Task Force for Improvement of Network Infrastructure,” headed by its president and Chief Executive Officer, to promptly identify the cause and resolve these problems and implemented drastic measures to improve the reliability of NTT DOCOMO’s services for its customers. In addition, NTT DOCOMO will make efforts to ensure that customers can continue to use its services safely and with peace of mind going forward by implementing measures to improve trust and expandability toward the creation of a network infrastructure that can support as many as 50 million smartphones. NTT DOCOMO plants to continually work to strengthen its facilities.

Data Communications Business Segment

NTT DATA, NTT’s main subsidiary in the data communications business segment, pursued the pillars of its Medium-term Management Policy, “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” with the goal of being ranked “No. 1 in customer satisfaction” as a leading-edge innovator. NTT DATA’s main activities are discussed below.

[1]	Management Policies

Strengthening of Service Provision Capability

•

NTT DATA set up “M2M Cloud Promotion Office” as an organization to promote the provision of new services centered on machine-to-machine (“M2M”), which is necessary to improve the further use of ICT in society and to realize a variety of additional services.

•

NTT DATA acquired Mathematical Systems, Inc., a company that mainly engages in the development and sales of software packages and a consulting business for application development and analysis, with advanced data analysis technology and personnel.

Group Business Enhancement and Expansion

•

NTT DATA has announced changes to its uniform corporate logo design in response to accelerating customer needs for global business, with the goals of building a structure that provides an operational system supported on a global scale with speedy service, and of strengthening the NTT DATA brand abroad. NTT DATA incorporated plans for the integration and reorganization of business at overseas group companies, and revamped its new organizational structure, with a focus on NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, the Middle East and Africa, and NTT DATA (CHINA) Co., LTD. in China.

•

NTT DATA acquired Value Team S.p.A. (which changed its name to “NTT DATA Italia S.p.A.” as of April 2, 2012), which has strengths in IT consulting and system development in the areas of telecommunications, manufacturing, energy and finance in Italy, and has significantly growing businesses in Brazil and Turkey.

Environment-Oriented Management

•

NTT DATA started collaborating with NEC Corporation, Hitachi, Ltd., KANEMATSU CORPORATION and Saitama City for the standardization of an ID card system for an authentication service using IC cards at electric vehicle charging stations.

•

NTT DATA built the first commercial-use system to use a high-voltage DC power supply in Japan, which is a next-generation power supply method with greater power efficiency compared to AC, and commenced its operation as the internal system at Japan Radio Co., Ltd..

[2]	Status of Business Activity Measures

Main Activities During the Fiscal Year Under Review

•

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks) began providing services to Ashikaga Bank, Ltd. and system integration services to The Senshu Ikeda Bank, Ltd. In addition, the “STELLA CUBE,” a shared core center for regional banks began providing services to The Tokyo Tomin Bank, Limited.

•	NTT DATA decided to launch “BeSTAcloud,” a shared core service for new financial institutions, and entered into a basic agreement regarding its usage with FIDEA Holdings Co. Ltd.

•

In order to respond to the varying needs of data centers for BCP (“Business Continuity Plans”) of Japanese companies and for disaster countermeasures, NTT DATA entered into a basic agreement with LG CNS Co., Ltd. of South Korea concerning joint businesses in the area of data centers, including cross-servicing of data centers in Japan and South Korea and related solutions.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizXaaS

BizXaaS Contact (Fast Help)	Cloud service to provide necessary functions for contact centers (call centers). A contact system with call management functions, which can be used with CRM (“Customer Relationship Management”) for customer inquiries and applications. The system can be ready for use within as short as 72 hours.

BizXaaS EC	Service providing over 150 e-trading functions on cloud networks. A website with e-trading functions can be created in as little as 72 hours.

BizXaaS Office	Service that provides employees’ PC environment through cloud networks, such as desktop services, file server services using Microsoft products, e-mail services, and document management services, among others.

BizXaaS BCP/DR Consulting Services	Service enabling the development of BCP in a short period of time (as few as five meetings) using the BCP methodology developed by NTT DATA. The service also analyzes financials and calculates the appropriate investment amounts for disaster recovery measures.

TISAFYS	An operation and maintenance service tailored for a customer’s own business applications, developed by combining NTT DATA’s areas of strengths in advanced operations and maintenance know-how with its overseas subsidiaries’ operating structures, methodologies and tools.

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

To meet the demands of its corporate customers for integrated domestic-international ICT capabilities and end-to-end network quality assurance, NTT Group, working in collaboration with its overseas partners, is seeking to provide ICT services that exploit its comprehensive strengths. NTT Group will continue to expand globally by building on its reputation for high quality and on its comprehensive service offerings that include networks, data centers, system integration and cloud services. In addition, NTT Group is seeking to develop businesses tailored to the market environment of each region and country by utilizing its track record and know-how in providing services based on cutting-edge research and development, including the NGN.

In addition, NTT Group is planning to develop a content distribution platform geared towards individual customers in order to build a new revenue base in the Internet business (BtoC), which enables it to reach users directly, and to enhance international services, such as roaming services, through the provision of new services for smartphones.

With the goal of expanding global businesses for corporate customers, in October, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data, a company based in the Republic of South Africa, that offers development, operation and maintenance of IT infrastructure for corporate customers, such as network equipment, servers and other devices. Further, in December 2010, NTT acquired the remaining Dimension Data shares in respect of which the cash tender offer had not been accepted. As a result, NTT acquired one-hundred percent ownership of Dimension Data, making it a wholly-owned subsidiary of NTT.

This acquisition will increase the competitiveness of both companies by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in the development, operation and maintenance of IT infrastructure. Dimension Data’s solutions business and breadth of expertise in networking, security, converged communications, data centers, customer interactive communications, Microsoft solutions and cloud computing create synergies with NTT’s connections and communications services. Together, the companies are working to improve management, from communications, to IT infrastructure. The acquisition of Dimension Data has been instrumental in advancing NTT’s globalization strategy. The acquisition of Dimension Data has significantly extended NTT’s reach and service beyond Japan, particularly in the southern hemisphere. Dimension Data brings a client base in excess of 6,000 companies and supports global and local level organizations. Its advanced project and program management expertise will enhance NTT’s ability to deliver projects on time and on budget, in the global market.

Other principal global investments of each NTT Group company for the last three fiscal years are as follows:

(i)	NTT Communications

In global business, NTT Communications responded to the needs of multinational companies by strengthening its provision of high value-added comprehensive ICT services, which combine network integration services with data center, security, server management and other services. In the global data center business, NTT Communications is focusing its efforts on the delivery of high-quality services by implementing procurement and quality control in an integrated fashion through its subsidiary, NTT International Communications.

Integralis AG (“Integralis”)

In October 2009, through a takeover bid conducted by its German subsidiary, NTT Communications purchased 78.4% of the outstanding shares of Integralis (excluding treasury stock), an international managed security service provider based in Germany, at a cost of approximately 59.1 million Euros (approximately ¥7.68 billion). With the acquisition of Integralis, NTT Communications seeks to provide value-added one-stop solution services to its global business customers by integrating its network services and managed security services.

Emerio GlobeSoft Pte Ltd (“Emerio”)

In June 2010, NTT Communications acquired 70% of the outstanding shares of Emerio, which provides outsourcing services globally with a focus on Asia, including application and server operation and maintenance services and IT engineer dispatch. Going forward, NTT Communications will strengthen its framework for providing one-stop, comprehensive, high-quality ICT services globally and within Japan by combining NTT Communications’ networks and data center services with its operation and maintenance services.

Frontline Systems Australia Pty Ltd (“Frontline”)

In June 2011, NTT Communications acquired 70% of the outstanding shares of Frontline, which provides ICT services centered in Australia, including IT infrastructure development and sales, IT consulting, data centers and managed services. NTT Communications will increase the number of launches of its high-quality and diverse services, such as ICT services for corporate customers and cloud services, within Australia by improving collaboration within the NTT group companies.

(ii)	NTT DOCOMO

With the long-term aim of securing growth and strengthening its global competitiveness, NTT DOCOMO makes investments in and collaborates with overseas mobile service providers and overseas businesses providing mobile phone related services.

In regards to investments in mobile service providers, in order to capture growth in overseas markets, NTT DOCOMO supports the business of its investment partners with the goal of achieving financial returns. At the same time, NTT DOCOMO aims to achieve synergies with its investment partners, including joint development of handsets, joint procurement and service expansion.

Further, in addition to the existing investments in mobile service providers, going forward, NTT DOCOMO will also focus on building a platform for global business development as an integrated service company.

Tata Teleservices Limited (“TTSL”)

In March 2009, NTT DOCOMO acquired common shares of TTSL, an Indian communication carrier, that amounted to an approximate 26.5% stake in the company for 128.1 billion rupees (approximately ¥252.3 billion) in a move to expand its business areas in the Indian market, which is expected to achieve rapid economic growth in the coming years. In June 2009, TTSL began offering GSM services under the brand name “TATA DOCOMO,” and also launched a 3G service in November 2010, outpacing competitors to become the first private company to offer such a service. In March 2011, in order to strengthen the 3G network operations, NTT DOCOMO accepted the rights offering for approximately 8 billion rupees (approximately ¥14.4 billion) in proportion to NTT DOCOMO’s capital contribution. Currently, NTT DOCOMO holds approximately 26.5% of TTSL shares. In addition, in October 2011, all services were renamed under the “TATA DOCOMO” brand.

net mobile AG (“net mobile”)

In November 2009, in order to establish an international business platform, NTT DOCOMO acquired approximately 79.6% of the outstanding common shares of net mobile, a German mobile content distribution platform business provider, at a cost of approximately 38.9 million Euros (approximately ¥5.2 billion) by means of a tender offer carried out by its wholly-owned subsidiary, DOCOMO Deutschland GmbH. As a result of this tender offer, net mobile became NTT DOCOMO’s subsidiary. In December 2009, NTT DOCOMO subscribed to a private placement of new shares issued by net mobile at a cost of approximately 4.89 million Euros (approximately ¥0.6 billion) and in September 2011, NTT DOCOMO made an additional investment of approximately 26.7 million Euros (approximately ¥2.7 billion). Using these funds, net mobile invested in Bankverein Werther AG, a private German bank, becoming the bank’s largest shareholder. By utilizing Bankverein Werther’s service platform and backbone system, net mobile seeks to expand its service areas to the financial and settlement fields.

As of March 31, 2012, NTT DOCOMO held approximately 87.1% of net mobile’s shares.

PacketVideo Corporation (“PacketVideo”)

In July 2009, NTT DOCOMO acquired 35% of the outstanding shares of PacketVideo, a U.S. company, from NextWave Wireless Inc. (“NextWave”), also a U.S. company, for US$45.5 million (approximately ¥4.5 billion) to expand its music and video services. Then in October 2010, NTT DOCOMO acquired 65% of the outstanding shares of PacketVideo that had been held by NextWave, at US$111.6 million (approximately ¥9.3 billion). As a result of this transaction, PacketVideo became a wholly-owned subsidiary of NTT DOCOMO.

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

Value Team S.p.A. (“Value Team”)

In June 2011, NTT DATA made Value Team, an Italian IT service provider, its wholly-owned subsidiary via a share acquisition through a European subsidiary. NTT DATA and Value Team will work to further enhance the value provided to their customers on a global scale by sharing and utilizing the know-how NTT DATA and Value Team have each developed in the telecommunications and other business fields and services, NTT DATA group’s customer base and global resources, and CRM solutions, an area of strength for Value Team.

NTT DATA Inc.

In December 2010, a U.S. subsidiary of NTT DATA merged with Keane Group, a U.S. IT service business. As a result, Keane Group became a wholly-owned subsidiary of NTT DATA. In addition to providing the global SAP service capabilities NTT DATA has built to date, this acquisition has enabled NTT DATA to provide comprehensive ICT services in the United States. NTT DATA further strengthened its support for corporate clients through collaborations with Keane Group and NTT Group.

Starting in January 2012, NTT DATA has been consolidating and reorganizing by launching a new business structure centered around NTT DATA, Inc. (Keane, Inc. changed its name to NTT DATA, Inc. on January 31, 2012) for its group companies in North America, in order to build an operational framework to promote more integrated and efficient global operations and to create a mechanism for realizing the provision of services to local customers and the swift provision of services to global customers.

As part of its consolidation and reorganization efforts, in March 2012, NTT DATA, Inc. merged with NTT DATA’s U.S. subsidiaries, NTT DATA Enterprise Application Service, Inc. (Intelligroup, Inc. changed its name to NTT DATA Enterprise Application Service, Inc. on January 31, 2012), M.I.S.I. Co., Ltd., NTT DATA AgileNet L.L.C., The Revere Group, Limited and Vertex Software Inc., with NTT DATA, Inc. as the surviving company.

Competition

The implementation of the Telecommunications Business Law in April 1985 introduced competition to the telecommunications service industry in Japan. As a result of subsequent deregulation, NTT Group faces competition in virtually all of its business segments, including the fixed-line regional communications business, long distance and international communications business, mobile communications business and data communications business.

The information and telecommunications market is undergoing a structural change with the shift to broadband, globalization, and the spread of smartphones, tablet devices and other devices. Participants in this market are catering to increasingly sophisticated and diversified needs by, among other things, expanding cloud services and platform services, including video and music distribution. At the same time, new business lines have been introduced, which utilize information and communications technologies (ICT), that transcend existing business lines.

In the fixed-line broadband market, access lines are becoming more diverse, faster and less expensive. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic services have expanded to account for over half of broadband services in Japan. However, NTT Group expects that competition with providers of other fiber-optic access, CATV and wireless broadband in conjunction with the increase in smartphones and tablet devices, will continue.

Competition in the market for conventional fixed-line telephone services continues to be intense as the market continues to shrink due to, among other factors, the proliferation of mobile telephones and the ongoing shift to optical and IP telephone services resulting from the expansion of optical access services. In addition, voice communication software that employs peer to peer (“P2P”) technology to allow members of the general public to carry out direct exchanges of information is being used.

There are presently four mobile phone operators in the market: NTT DOCOMO, the KDDI group, SOFTBANK MOBILE and EMOBILE. As of March 31, 2012, NTT DOCOMO had a market share of 46.9%, whereas the KDDI group, SOFTBANK MOBILE and EMOBILE had market shares of 27.4%, 22.6% and 3.1%, respectively. NTT Group believes that with the rising mobile device penetration rate, the Japanese mobile communications market has entered a mature phase, with the competitive environment growing increasingly difficult mainly due to competition for new customers and competition in the development of service improvements. The growth rates for mobile telephone subscriptions for the fiscal years ended March 31, 2010, 2011 and 2012 were 4.4%, 6.6% and 7.3%, respectively. While the increasing trend in new subscriptions is expected to temporarily slow, considering the rising penetration rate and the decreasing population trend, there has recently been an increase in subscribers due to the development of business lines, including smartphones, tablet devices, data cards, portable game consoles and embedded communication modules and new opportunities in the market for mobile device-oriented content and applications. In addition, in conjunction with the expansion of smartphones, competition between service providers has intensified from their efforts to provide integrated fixed-line communications and mobile telephone services. In the future, in conjunction with the speed of smartphones, and of integrated fixed-line and mobile telephone services, there is a possibility of increased demand for services that seamlessly link, and devices that enable the connection between, fixed-line communications networks and mobile communications networks.

Furthermore, with the appearance of global players such as Apple, Google, and Amazon, together with the transition from the traditional mobile phone business-led vertically integrated model to a horizontal divisional model that is underway, new vertically integrated models keyed on the terminal layer and content, application, platform and other upper layers are becoming more active.

The solutions business, which is the focus of NTT DATA’s major initiatives, is expected to be a major area of growth in the information services market, and hardware vendors and others are now shifting their main focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition.

For risks associated with continued competition, please see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s market share and revenues may suffer from competition.”

Regulations

The MIC is the main regulatory body in Japan responsible for the information and telecommunications industry. The Telecommunications Business Law gives the Minister the authority to regulate telecommunications companies. The Telecommunications Business Law came into effect in 1985 at the same time that NTT was incorporated as a private company, and significant changes in the legislative and regulatory framework for telecommunications in Japan opened the Japanese information and telecommunications services industry to competition. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

NTT and certain of its subsidiaries are subject to regulations which affect their business based on the NTT Law, the Radio Act, and the Telecommunications Business Law. A summary of these regulations is provided below. References in parentheses are to the applicable article of the law described unless otherwise noted.

Telecommunications Business Law

Business Commencement/Termination

Regulations promulgated under the Telecommunications Business Law require start-up businesses that intend to provide telecommunications services to register with the Minister (Article 9). However, where the scale of and scope of area that the telecommunications circuit facilities which are to be installed do not exceed certain thresholds or fall within a certain category of radio facilities, only a notice to the Minister is required (Article 16).

In addition, regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister and service subscribers upon suspension or discontinuation of telecommunications businesses (Article 18).

Setting of Subscriber Rates and Other Terms of Services

Regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister of the terms of the basic telecommunications services which they provide (Article 19). Telecommunications businesses providing basic telecommunications services are also required to establish the terms and conditions of their rates and other terms of services relating to their basic communications services, and submit them to the Minister.

In addition, businesses in the telecommunications sector are required to explain the terms and conditions of their services, including charges, when entering into a contract with a subscriber relating to the provision of services (Article 26) and to handle complaints and inquiries from subscribers (Article 27).

(Note) An Ordinance of the Ministry of Internal Affairs and Communications (the “MIC ordinance”) requires basic telecommunications services to be provided across Japan (“universal services”) because they are regarded as essential to the lives of people in Japan. These services include telephone subscriber lines (base rates) or optical IP telephones equivalent to telephone subscriber lines, Type 1 Public Telephones (public phones installed pursuant to the MIC standards) and emergency numbers (110, 118, 119). Pursuant to an amendment of the MIC ordinance on April 2011 which took into account the Information and Communications Council report of December 2010, the optical IP phones equivalent to telephone subscriber lines are also included in basic telecommunications services.

Interconnection

Regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to respond to the requests of other telecommunications carriers regarding the connection of telecommunications circuit facilities (Article 32).

Universal Services Fund (“USF”)

The USF is a system under which the costs and expenses necessary to provide universal services are provided by telecommunications carriers. In order to ensure the provision of universal services, a support organization was designated by the Minister to provide funds to cover a portion of the costs and expenses necessary to provide universal services (Article 107). Grants are made to eligible telecommunications carriers (Article 108) which provide universal services, including to unprofitable areas. In connection therewith, each telecommunications carrier is obligated to make the appropriate amount of payments to cover the costs and expenses requested by the support organization (Article 110). This funding requirement is referred to as the universal fund system. The services of the support organization started in June 2006.

Under the NTT Law, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2012, the aggregate amount of compensation to NTT East and NTT West was 15.2 billion yen, and in the fiscal year ending March 31, 2013, the aggregate amount of compensation to NTT East and NTT West is expected to be 11.1 billion yen.

Regulations imposed only on NTT East and NTT West

Rates

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to notify to the Minister the terms and conditions of the Contracts on Insurance for designated telecommunications services (Article 20). These regulations also require that rates and other terms of services for designated telecommunications services provided by Category I designated telecommunications facilities be established and submitted to the Minister.

The Telecommunications Business Law also provides for the regulation of rates for specified telecommunications services (Article 21) and for price cap regulations. The regulations promulgated under the

Telecommunications Business Law require that the Minister be notified whenever the service rates of a business are at or below the standard price index specified by the Minister, and approval of the Minister is required when a business proposes to increase rates above the standard price index.

Notes:	“Category I designated telecommunications facilities” are fixed terminal transmission line facilities installed by telecommunications carriers where the facilities that have been installed by the same telecommunications carrier in a prefecture represent one-half or more of the total number of such facilities in the prefecture and, together with these facilities, further ancillary facilities whose connection with other telecommunications carriers is essential for improving convenience to subscribers, and for the comprehensive and reasonable development of telecommunications services (designated by the Minister). The main telecommunications facilities of NTT East and NTT West have been designated Category I designated facilities.
“Designated telecommunications services” are services that are provided by a telecommunications business using a Category I designated telecommunications facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate.” The determination of what constitutes a designated telecommunications service is based on a consideration of various factors, including whether alternative services are being adequately provided by other telecommunications carriers. Specifically, this refers to telephone subscriber line services, ISDN, public telephones, dedicated services, FLET’S Hikari, Hikari Denwa and other services, but excludes services providing supplementary functions that have minimal beneficial impact on subscribers.
“Specified telecommunications services” are designated telecommunications services or services specified in the MIC Ordinance as having a significant beneficial impact on subscribers. Specifically, this refers to telephone subscriber services, ISDN and public telephone services provided by NTT East and NTT West.
“Standard price index” refers to an index published by the Minister that shows the standard charges for each type of designated telecommunications service which considers the appropriate costs and commodity prices to support efficient management.
“Price cap regulation” is a system that sets maximum limits on rates. It is expected that from October 1, 2012 and continuing for one year, the standard charge index will be unchanged. As the actual charge index for NTT East and NTT West will likely fall below the level of this standard charge index, there will be no need for price adjustments pursuant to the price cap regulation.

Interconnection

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to obtain approval of all interconnection agreements from the Minister as to Category I designated telecommunications facilities (Article 33). The Minister’s approval is subject, among other things, to the condition that the interconnection rates be fair and proper according to the method stipulated in the MIC Ordinance for computing proper costs under efficient management. The articles of NTT East and NTT West’s interconnection agreements establish their interconnection rates and conditions for interconnection.

Telephone Line Interconnection Charges

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Government stated its intention to introduce an LRIC Methodology. In May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges. As communication traffic declined significantly, in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that Non-Traffic Sensitive (“NTS”) costs (costs which do not vary according to communication traffic) would be removed from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). In addition, with respect to a portion of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would therefore be reintroduced as interconnection rate costs.

The interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2012 were set at GC interconnection charges of ¥5.26 (an increase of approximately 3.6% from the previous fiscal year) and IC interconnection charges of ¥6.79 (an increase of approximately 3.5% from the previous fiscal year) (in each case for three minutes).

In preparation for the calculation of interconnection charges for the fiscal year ending March 31, 2014 and subsequent periods, a new cost model was reported by the Study Group on the Long Run Incremental Cost in March 2012, and new calculation methods will be considered. Accordingly, there may be a review of the calculation methodology of interconnection charges. The impact which such review would have on NTT Group is currently unknown.

Optical Fiber Line Interconnection Charges

NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”) because the optical fiber owned by NTT East and NTT West qualifies as Category I designated telecommunications facilities under the Telecommunications Business Law.

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West will employ a future cost method to calculate subscriber optical fiber interconnection charges with a calculation period of three years, from the fiscal year ended March 31, 2012 to the fiscal year ending March 31, 2014. The optical fiber interconnection charges are meant to gradually decrease every fiscal year, reflecting the year-on-year increase in demand and decrease in costs. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year and future years the difference between the actual revenue from interconnection charges and actual cost, which NTT believes will eliminate the risk of unrecoverable amounts.

The Information and Communications Council and Postal Services Council conducted an evaluation of the issue of setting per-unit interconnection charges for optical bifurcated lines in the passive optical network (Gigabit Ethernet-Passive Optical Network (“GE-PON”)) and determined that there remained issues that needed to be resolved. The councils concluded that rather than setting per-unit interconnection charges for optical bifurcated lines, as a measure that could be promptly implemented, NTT should expand optical cabling areas and implement an entry menu which provides low rates for the initial fiscal year with the uncollected portion recovered in later fiscal years) that could co-exist with existing interconnection charges, in limited areas (March 2012 report by the Information and Communications Council and Postal Services Council). The impact of such readjustment of optical cabling areas and the setting of an entry menu on NTT Group is not expected to be significant.

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to notify the Minister of (i) plans related to the functions of Category I designated telecommunications facilities, including any changes or additions to such functions (Article 36), and (ii) any agreement on sharing Category I designated telecommunications facilities with other telecommunications carriers (Article 37).

Prohibited Activities

NTT East and NTT West, as dominant businesses in the fixed voice and IP/packet communications markets, are prohibited from using interconnection information for other than its intended purposes and from giving preferential treatment in an unfair manner to any particular telecommunications carrier (Article 30, paragraph 3). NTT East and NTT West are also prohibited from holding concurrent officer positions at NTT Communications, which was designated by the Minister as business operators with special relations with each other (Article 31). Accordingly, NTT Group’s ability to provide services exclusively in collaboration with telecommunications carriers within NTT Group is limited by these regulations. NTT intends to provide services in response to market needs while ensuring that all requirements for fair competition, including the regulations with respect to prohibited activities, are satisfied. However, these regulations may, for example, impede the timely provision of new services by NTT Group or have other adverse effects.

Under the June 2011 revisions to the Telecommunications Business Law, NTT East and NTT West are required to carry out necessary and proper monitoring of its subsidiaries to which they outsource services, to ensure that such subsidiaries do not participate in prohibited activities (Article 31, paragraph 3). At the same time, an obligation was imposed on NTT East and NTT West to appropriately manage the information relating to interconnection services and to establish an appropriate system to monitor the implementation status of interconnection services (Article 31, paragraphs 5 and 6).

Other Matters

Beginning in the fiscal year ending March 31, 2013, the MIC plans to commence the operation of a “Fair Competition Review System for Promotion of Broadband” to promote broadband use by ensuring an environment of fair competition in the telecommunications market. This system will enable the verification of the status of initiatives related to the promotion of broadband and NTT East and NTT West’s compliance with applicable regulations. As a result, certain reviews of our business may be initiated. The impact that such reviews would have on NTT Group is currently unknown.

Regulations imposed only on NTT DOCOMO

Interconnection

Regulations promulgated under the Telecommunications Business Law require NTT DOCOMO to submit to the Minister for approval any interconnection agreements relating to the connection with Category II designated telecommunications facilities (Article 34).

NTT DOCOMO’s main telecommunications facilities for mobile phones were designated by the Minister as Category II designated telecommunications facilities requiring a reliable connection with other telecommunications businesses be ensured. NTT DOCOMO is required to establish its interconnection rates and terms of interconnection in its interconnection agreements and to submit them to the Minister. The regulations for Category II designated telecommunications facilities are imposed on two other companies (KDDI Corporation and Okinawa Cellular Telephone Company) in addition to NTT DOCOMO. Due to a revision of the standards for designating Category II designated telecommunications facilities, the list of facilities subject to the regulations for Category II designated telecommunications facilities has been expanded.

Prohibited Activities

NTT DOCOMO, as a dominant business in the mobile communications market, is prohibited from using interconnection information for other than its intended purposes and from giving preferential treatment in an unfair manner to any particular telecommunications carrier (Article 30, paragraph 3).

Note:	“Category II designated telecommunications facilities” consist of transmission line facilities connected to mobile phones installed by telecommunications businesses which (i) are installed by the same telecommunications businesses, (ii) represent one-fourth or more of the total number of transmission line facilities in the entire service area, and (iii) were installed specifically to provide such telecommunications services for reliable connection with other telecommunications businesses designated by the Minister. Due to a revision of the standards for designating Category II designated telecommunications facilities, the list of facilities subject to the regulations for Category II designated telecommunications facilities has been expanded.

Regulatory Developments

In December 2010, the MIC adopted a basic policy in relation to the “Hikari no Michi” vision, which aims to have all households using ultra-high-speed broadband by around 2015. It has been determined that a comprehensive review will be carried out approximately three years after implementation to assess the effectiveness and appropriateness of the system development measures employed pursuant to amendments to the Telecommunications Business Law and other laws. If there has not been adequate progress towards the realization of “Hikari no Michi,” additional system development measures will be implemented. While there may be further reviews of the Telecommunications Business Law and other laws going forward, the impact which such revisions may have on NTT Group is currently unknown.

Other (Evaluation of Competitive Conditions in Telecommunications)

Starting in the fiscal year ended March 31, 2004, the MIC, as a measure to promote fair competition in the telecommunications industry, has conducted inquiries on market trends in the areas of mobile telephones, fixed-line phones, Internet connections and network services for corporate customers, and evaluated the competition in the telecommunications market. In the fiscal year ended March 31, 2012, the MIC evaluated the three areas of voice communications (fixed and mobile communications), data communications (fixed, mobile and fixed-ISP communications), and network services for corporate customers, and made observations relating to trends in upper layer services (content and platforms), except the network layer, and in lower layer services (terminals). The results are expected to be made public in the summer of 2012.

NTT Law

The Law for Partial Amendments to the Nippon Telegraph and Telephone Company Act was promulgated in June 1997 and came into effect in July 1999. As a result, Nippon Telegraph and Telephone Company Act was re-titled the “Law Concerning Nippon Telegraph and Telephone Corporation, Etc.” and NTT was reorganized as a holding company. The law has been revised by the Law for Partial Amendments to the Law Concerning The Telecommunications Business Law, which was promulgated in June 2001 and took effect in November 2001.

Purpose

The NTT Law requires NTT to own all of the shares issued by NTT East and NTT West, to ensure appropriate and stable provision of telecommunications services by these companies, and to engage in research activities relating to telecommunications technologies that form the platform for telecommunications in Japan.

The NTT Law also requires NTT East and NTT West to manage regional telecommunications businesses as joint-stock companies.

Business Activities

The NTT Law requires NTT to engage in the following business activities: (i) accepting and holding the shares issued by NTT East and NTT West and exercising rights as shareholders of such shares; (ii) giving necessary advice, assistance and other related support to NTT East and NTT West; (iii) engaging in research activities relating to telecommunications technologies that form the platform for telecommunications; and (iv) engaging in business activities incidental to the business activities set forth in (i), (ii) and (iii) above.

In addition to these business activities, the NTT Law provides that NTT may engage in actions necessary to complete such business activities after notifying the Minister.

The NTT Law requires that NTT East and NTT West engage in regional telecommunications business activities in prefectures in the following regions (activities conducted by establishing telecommunications facilities without using the facilities of other telecommunications business carriers):

•

For NTT East, Hokkaido Prefecture, Aomori Prefecture, Iwate Prefecture, Miyagi Prefecture, Akita Prefecture, Yamagata Prefecture, Fukushima Prefecture, Ibaraki Prefecture, Tochigi Prefecture, Gunma Prefecture, Saitama Prefecture, Chiba Prefecture, Tokyo, Kanagawa Prefecture, Niigata Prefecture, Yamanashi Prefecture and Nagano Prefecture;

•	For NTT West, Kyoto Prefecture, Osaka Prefecture and all other prefectures not listed above.

The NTT Law also requires NTT East and NTT West to engage in business activities incidental to those set forth above.

Upon notification to the Minister, the NTT Law permits NTT East and NTT West to engage in business activities necessary to achieve their purpose and regional telecommunications business activities in any region or prefectures not otherwise designated. In addition, upon notification to the Minister, NTT East and NTT West may engage in telecommunications businesses and other business activities utilizing the equipment or technology they own or their employees to the extent that there is no interference with the smooth implementation of regional telecommunications business activities and the maintenance of fair competition in regional telecommunications business activities.

Responsibilities

Pursuant to the NTT Law and the regulations promulgated thereunder, the management of NTT, NTT East and NTT West are required to give consideration to each company’s contribution to securing appropriate, fair, and stable provision of telephone services throughout Japan that are indispensable to civil life, and to the innovative and advanced development of telecommunications in Japan through the promotion of research relating to telecommunications technologies and the dissemination of the results thereof. The NTT Law also requires that each company promote public welfare, in view of the important role of telecommunications services play in contributing to societal and economic development.

Other Matters

Matters Requiring the Approval of the Minister

The NTT Law requires that the Minister approve the following actions of NTT, NTT East or NTT West:

•	Issuing new shares or bonds with share acquisition rights (Articles 4 and 5).

•

Under the NTT Law, NTT may issue new shares upon notification to the Minister, and may continue to do so until the number of issued shares reaches a certain number specified in the applicable ministerial ordinance of the MIC, even if approval is not obtained (Supplementary Provisions, Article 14).

•	Adopting resolutions on the appointment or dismissal of corporate directors or corporate auditors of NTT (Article 10).

•	Note that under the NTT Law, non-Japanese citizens cannot be appointed as corporate directors or corporate auditors of NTT, NTT East or NTT West (Article 10).

•	Adopting resolutions to change the respective articles of incorporation of NTT, NTT East or NTT West, to merge or dissolve each company, or the appropriation of surplus (Article 11).

•	Changing the business operation plans of NTT, NTT East or NTT West (Article 12).

•	Transferring or mortgaging the important telecommunications facilities of NTT East and NTT West (Article 14).

In addition to the foregoing, the NTT Law imposes several additional duties on NTT, NTT East and NTT West, including: (i) a duty to submit balance sheets, profit and loss accounts and business reports to the Minister (Article 13); (ii) a duty abide by orders issued by the Minister (Article 16); and (iii) a duty to comply with requests to submit reports on the business activities (Article 17).

Regulatory Developments

As described above, in December 2010, the MIC adopted a basic policy in relation to the “Hikari no Michi” vision, which aims to have all households using ultra-high-speed broadband by around 2015. It has been determined that a comprehensive review will be carried out approximately three years after implementation to assess the effectiveness and appropriateness of the system development measures employed pursuant to amendments to the NTT Law and other laws. If there has not been adequate progress towards the realization of

“Hikari no Michi,” additional system development measures will be implemented. While there may be further reviews of the NTT Law going forward, the impact that such revisions would have on NTT Group is currently unknown.

Radio Act

Under the Radio Act, any establishment of a radio station requires a license from the Minister (Article 4) and changes to the purpose of the radio station, intended audience, and topics of communication require approval from the Minister (Article 17).

Mobile communications businesses are required to have a license from the MIC to use the radio frequency spectrum. Allocation of the frequency spectrum is governed by the Radio Act and related statutes and regulations.

In June 2011, the Radio Act was amended to accelerate the restructuring process of frequencies. It is now possible for mobile phone businesses newly applying to the MIC for frequency allocation to bear the expenses relating to the frequency reorganization of existing radio stations, allowing services to be launched in the near term. Under this system, the allocation process for the 700MHz band frequency commenced in April 2012, and on June 28, NTT DOCOMO received from the MIC a 700MHz band frequency allocation.

In March 2011, the MIC held the “Discussion Meeting Regarding Frequency Auctions,” and began considering introducing frequency auctions to Japan. In December 2011, the MIC announced that it was appropriate to introduce such frequency auctions. Based on the announcement, an amendment to the Radio Act that would introduce auctions with respect to allocation of certain frequencies is being discussed in the Diet.

As a result, there is the possibility of future reviews with respect to the use and allocation of frequencies. The effect on NTT Group is currently unknown.

Matters Relating to NTT’s Shares

Restrictions on the Ratio of Foreign Ownership of the Voting Rights of NTT’s Shares (NTT Law, Article 6)

If the ratio of foreign ownership of voting rights to the total voting rights of NTT’s Shares equals or exceeds one third, NTT may not record the names and addresses on its list of investors and may not register foreign ownership above such threshold. For purposes of calculating the ratio of foreign ownership, Shares owned by the following are considered to be shares under foreign ownership: (1) any person who is not of Japanese nationality; (2) any foreign government or any of its representatives; (3) any foreign juridical person or association; or (4) any juridical person or association listed in (1) through (3) above which directly owns voting rights equal to or exceeding the ratio specified in the applicable ministerial ordinance of the MIC.

Government Ownership and Sales of NTT Shares

The Government is required, at all times, to own one-third or more of the total number of issued shares of NTT. The NTT Law sets forth special provisions regarding the method for calculating the total number of issued shares of NTT (NTT Law, Supplementary Provisions, Article 13) for this purpose, including: (i) if shares are issued through new share issuances, the exercise of stock acquisition rights, through the acquisition of or exchange of shares subject to call, the number of shares increased as a result thereof (“Shares Not to be Included in Calculation”) will not be included in the total number of issued shares; and (ii) if there is a stock split or combination of shares after the increase in shares described in (i), the number obtained by multiplying the ratio of the stock split or the combination of shares (if there is a stock split or combination of shares in two or more stages, the ratio is equal to the product of the ratios for all stages) with the Shares Not to be Included in Calculation will be the number of shares which would not be included in the total number of issued Shares.

As of March 31, 2012, the total number of issued shares of NTT was 1,323,197,235, and as of the same date, the Government owned 431,232,572 shares or 32.59% of the issued shares (35.24% of outstanding shares excluding treasury stock).

Note: In December 2000, NTT issued 300,000 new shares (equal to 30 million shares after the share split) in a public offering. These shares are not included in the total number of issued shares when calculating the percentage of Government-owned shares. The total number of Government-owned shares includes shares unregistered because of failure to make title transfer and therefore not actually owned by the Government. These shares are nominally owned by the Government but excluded from the total number of shares owned by the Government when calculating the percentage of Government-owned shares. Taking these conditions into account, the percentage of Government-owned shares is 33.33%.

NTT Group’s transactions with the Government divisions and agencies are arm’s-length transactions with the relevant division or agency acting as an individual customer. In its capacity as a shareholder, the Government is entitled to exercise voting rights at NTT general shareholders meetings, and as the largest shareholder, theoretically has the power to have a material impact on a large majority of shareholder meeting resolutions. However, in the past the Government has not exercised this authority and has not been directly involved in NTT’s management.

Sale of NTT’s Shares owned by the Government

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget (NTT Law, Article 7).

Background to Sale and Sale Policy

NTT was established with 15.6 million issued Shares; of the 10.4 million Shares that the Government was allowed to sell (the numbers of Shares held less the 5.2 million Shares representing the one-third of issued Shares that the Government is obligated to hold), the Government sold 5.4 million Shares from 1986 to 1988.

In addition, on December 17, 1990, a sale policy was issued by then Minister of Finance under which, with respect to the 5.0 million Shares that remained unsold at that point: (a) 2.5 million shares would systematically be sold approximately at a rate of 500,000 Shares per year; (b) if in the later years the market environment allowed it, the sale would be carried out earlier than scheduled; and (c) sales of the remaining 2.5 million Shares would be frozen for a period of time. (However, for the fiscal year ended March 31, 1998, no sales were actually carried out, due to the market environment and other factors.)

For the fiscal year ended March 31, 1999, one million Shares were sold by the Government in December 1998.

For the fiscal year ended March 31, 2000, one million Shares were designated by the Government as the maximum number of Shares to be sold; of these, 48,000 Shares were repurchased by NTT as treasury stock, and the remaining 952,000 Shares were sold in November 1999. The above sale policy announced in December 1990 has expired.

For the fiscal year ended March 31, 2001, one million Shares were sold by the Government in November 2000.

For the fiscal year ended March 31, 2003, one million Shares were designated by the Government as the maximum number of Shares to be sold; of these, 91,800 Shares were repurchased by NTT as treasury stock on October 8, 2002.

For the fiscal year ended March 31, 2004, one million Shares were designated by the Government as the maximum number of Shares to be sold; of these, 85,157 shares were repurchased by NTT as treasury stock on October 15, 2003.

For the fiscal year ended March 31, 2005, one million Shares were designated by the Government as the maximum number of Shares to be sold; of these, 800,000 Shares were repurchased by NTT as treasury stock on November 26, 2004.

For the fiscal year ended March 31, 2006, 1,123,043 Shares were designated by the Government as the maximum number of Shares to be sold; all 1,123,043 Shares were repurchased by NTT as treasury stock on September 6, 2005.

For the fiscal year ended March 31, 2012, 99,334,255 Shares were designated by the Government as the maximum number of Shares to be sold; of these, 57,513,600 Shares were repurchased by NTT as treasury stock on July 5, 2011. 41,820,600 additional Shares were repurchased by NTT as treasury stock on February 8, 2012.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2010, 2011 and 2012 are shown in the table below:

	Year ended March 31,
	2010	2011	2012
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Regional communications business	¥874,204	¥806,953	¥811,803
Long distance and international communications business	129,010	135,452	152,348
Mobile communications business	686,508	668,476	726,833
Data communications business	162,571	139,070	133,966
Other	134,831	120,155	121,660

Total	¥1,987,124	¥1,870,106	¥1,946,610

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

	Year ended March 31,
	2010	2011	2012
	(in millions of yen)	(in millions of yen)	(in millions of yen)
Payments for property, plant, and equipment	¥1,370,923	¥1,410,827	¥1,395,087
Payments for acquisition of intangible assets	545,397	484,159	458,176
Total	1,916,320	1,894,986	1,853,263

Differential of capital investment amount	¥(70,804)	¥24,880	¥(93,347)

Capital investment for each segment in the fiscal year ended March 31, 2012 was as follows:

In the regional communications business segment, with emphasis placed on improving customer service and making reductions in costs, capital investments were directed to the further growth of fiber-optic services through, among other things, the expansion of the lineup of services provided and expansion of the FLET’S Hikari Next service area. In particular, NTT Group built facilities in response to fiber-optic services needs and built internal facilities and relay transmission lines for full-fledged recovery and restoration following the Great East Japan Earthquake. For fixed-line telephone services and other services, NTT Group made capital investments in the minimum amount necessary to ensure and maintain the provision of high quality, stable universal service and to make full use of existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments in a diverse range of services in line with the cloud epoch, commercial broadcasters television relay network service and the “Asia Submarine-cable Express,” a large-capacity submarine cable system.

In the mobile communications business segment, NTT Group continued to improve the service quality across the “FOMA” service area, strengthen facilities in response to the increase in data traffic volume resulting from the promotion and increased use of smartphones, invested in facility construction for “Xi” networks, and made investments in the restoration of telecommunications facilities damaged by the Great East Japan Earthquake and in new disaster countermeasures based on the lessons learned from the earthquake. NTT Group also made efforts to make capital expenditures more efficient and less costly by reducing procurement costs, introducing cost-effective equipment and employing innovative planning, designing and construction techniques.

In the data communications business segment, NTT Group made capital investments primarily in the public and financial sector.

NTT Group made capital investments related to the Great East Japan Earthquake in the amount of approximately ¥30.0 billion.

NTT Group records its physical plant assets as follows:

	As of March 31, 2012
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,675,942	¥434,799	¥916,571	¥342,140	¥5,369,452
Long distance and international communications business	212,231	50,350	160,679	489,066	912,326
Mobile communications business	1,592,011	199,000	391,768	1,334,587	3,517,366
Data communications business	116,605	50,760	94,942	480,892	743,199
Other	—	398,168	541,899	242,151	1,182,218

Total	¥5,596,789	¥1,133,077	¥2,105,859	¥2,888,836	¥11,724,561

NTT Group plans to, among other things, make efficient capital investments, build new facilities in response to demands for “FLET’S Hikari Next” services, expand “Xi” services and strengthen facilities in response to increasing communications traffic. NTT Group forecasts about ¥1,920.0 billion in capital investments for the fiscal year ending March 31, 2013. The following is a breakdown of major items by segment:

Year ending March 31,
2013
(in millions of yen)
Total	¥1,920,000

Breakdown (major items)
Regional communications business	¥778,500
Long distance and international communications business	152,000
Mobile communications business	735,000
Data communications business	133,000

Notes:	(1)	Consumption tax is not included in the above figures.
	(2)	NTT Group plans to procure the required funds from cash on hand and the issuance of corporate bonds and long-term debt.

Property, Plant and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services and are generally in good operating condition.

As of March 31, 2012, the total balance sheet amount of NTT Group’s fixed assets was ¥38,488.8 billion. The composition ratio of these fixed assets is telecommunications equipment (primarily central office equipment including switching installations), 37.5%; telecommunications service lines, 38.5%; building and structures, 15.4%; equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.), 4.7%; land, 2.9%; and buildings under construction, 0.9%.

NTT Group networks are continually being updated and are recognized as appropriate for present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP services such as fiber-optic access services and mobile communications services such as “FOMA” and “Xi,” as well as to increase the efficiency of its capital investments in existing facilities.

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

Research and Development

NTT has conducted research and development on basic technologies with the goal of contributing to the realization of an enriched society with broadband and ubiquitous service and solving societal issues, such as enhancing convenience of government, education and medical services, and environmental issues, based on the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group” (the “Medium-Term Management Strategy”). Commercialization of the results of research and development has been conducted under the “General Produce System” through which research and development achievements have been integrated into marketing and planning activities for key lines of business, taking into account global developments and collaboration with other businesses. NTT was also engaged in research and development to develop disaster-resistant networks and services by utilizing lessons learned from the Great East Japan Earthquake and research on advanced technologies for the future.

Research and Development Contributing to Service Creation

Research and Development for Promotion of Broadband and Ubiquitous Services

NTT has conducted research and development designed to provide safe and secure cloud services as social infrastructure. For example, NTT has established security technology to improve user confidentiality, including an encryption method, and performed experiments to transfer functions between data centers without disconnecting services. NTT has further developed a technology that creates new value in information which has been collected from SNS and other sources, by enabling the immediate analysis of high volumes of data (big data), available in cloud networks.

NTT has developed a contents administration platform necessary for “NOTTV,” a dedicated broadcasting station for smartphones and tablet devices.

NTT has also provided technical support on “FLET’S Joint,” a home ICT service, and achieved its commercialization.

In order to promote the expansion of optical broadband services, in areas where it is difficult to conduct wiring installation, such as multi-unit apartment complexes, NTT has developed an optical fiber that can be wired through spaces in doorways.

Research and Development Corresponding to Societal Challenges

NTT has developed and has begun to conduct field trials on a mutual platform for medical institutions and home-care patients which is designed to safely distribute medical and health information, permitting greater ICT use for home medical care services. NTT has also conducted an experiment of its “Secure Computation” which enables statistical processing while protecting the privacy of diagnostic information in clinical research.

With the goal of achieving efficient use of energy and contributing to community development, NTT has carried out technology development through smart communities (next generation energy, social systems) and worked towards the “visualization of energy consumption” and home appliance energy control.

In the field of education, in order to support communications at school with hearing-impaired students, NTT has conducted an experiment on a technology which converts the words spoken by teachers into readable text on devices.

Research and Development to Provide Disaster Resistant Network Services

In preparation for any disruption of communication services resulting from a disaster, NTT has built transportable “Small Satellite Earth Stations for Disaster Recovery Operations” capable of immediately securing temporary telecommunications circuits, and developed an automatic measurement technology which eliminates distorted ultrafast optical signals, enabling the quick setup of temporary routes.

NTT has implemented measures to provide network control technology that will allow large numbers of customers to access important communications during disasters, by re-establishing flexible communication lines throughout the entire network.

In order to improve the convenience of the “Disaster Emergency Broadband Message Board,” NTT has developed a notification function for registration information through e-mail and voice messages and dedicated research efforts towards developing an easy-to-use user interface.

Advanced Research

NTT has worked towards the drastic reduction of energy consumption in the ICT field, and has succeeded in building a laser operated by ultra-low electricity current and manufacturing the world’s first optical random access memory chip which allows storage of information without converting data into an electric signal.

NTT has worked to produce innovative quantum computers in the field of information processing technology and has discovered an electron state that leads to a new method of inputting and reading quantum information.

In order to provide natural communication, NTT has focused research on the mechanics of signal control and processing within the human brain.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2012, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

Broadband Services

In the fixed-line communications field, NTT Group continued to expand FLET’S Hikari services and improve its customer support services. In order to expand the number of FLET’S Hikari subscribers, NTT Group launched the two-tier fixed rate service, “FLET’S Hikari Light,” with lower basic monthly charges for customers who are just starting to use the Internet or have few opportunities to use the Internet.

In the mobile communications field, NTT Group worked to expand the lineup of smartphones, whose popularity is rapidly growing. In addition, the main services of i-mode were made compatible with smartphones and NTT Group started offering new services and functions such as “dmenu” for smartphones, which enables users to search various content. With respect to “Xi” (pronounced “crossy”), an LTE service with high-speed, large capacity and low latency features, NTT Group launched new voice services, added to data communications services, improved rate plans and expanded its service areas.

In order to increase Hikari use scenarios and to improve user convenience with respect to data communications by smartphones, NTT Group worked to expand the Wi-Fi environment. NTT Group actively developed and promoted the use of “FLET’S Hikari + Wi-Fi” at homes and the use of public wireless LAN outdoors by increasing the installation of public access points at public and retail facilities and by utilizing mobile Wi-Fi routers such as the “Hikari Portable.”

Upper Layer Services—Solutions Businesses

Group-wide efforts were directed towards the creation of services that use broadband networks. With respect to “Hikari TV,” in addition to the existing service enabling the viewing of videos on TV through FLET’S Hikari, NTT Group launched “Hikari TV Dokodemo” for viewing “Hikari TV” videos on smartphones and tablet devices.

With respect to cloud services, NTT Group expanded its service menus for services such as “BizCity” and “BizXaaS,” and promoted the building and provision of customer systems using these services and otherwise endeavored to provide solutions tailored to the industries and categories of its customers. In addition, NTT launched “Mobile Groupware” and other services that provide web-based email and schedule functions that enable customer use without regard to differences in devices between smartphones and PCs.

Global Businesses

NTT Group acquired foreign companies with the aim of expanding the lineup of its services and gaining personnel with the expertise and know-how of business operations. In particular, with respect to global expansion of cloud services, Dimension Data Holdings plc, one of NTT’s overseas subsidiaries, worked to reinforce its ability to provide implementation consulting and formulation by acquiring OpSource, Inc., which has the technology to provide automatic cloud implementation, operation and restoration.

NTT Group established new overseas offices to strengthen ICT service support to Japanese businesses operating abroad and to local businesses. NTT Group also worked to enhance its service platforms by, among other things, increasing the connection speed of the IP backbone between Japan and the U.S., where a high volume of data is exchanged, to 600Gbps.

NTT Group worked to strengthen its global strategy development framework through the maximization of synergies and promotion of cross-selling between its group companies, including overseas subsidiaries, and established committees formed from each group company on global strategy and personnel administration for the entire NTT Group.

Research and Development

As part of its efforts to create new services, NTT Group engaged in research and development directed at the advancement of cloud services, video services, Home ICT and mobile services, on network platforms that support these services, and on the fourth-generation mobile communications systems that will succeed LTE. In addition, NTT Group also conducted research and development on optical device technology, which enables low-power information telecommunications and quantum information processing, as initiatives to develop advanced technologies for the future, while continuing research and development to develop new markets and services through the integration of industries and ICT, solutions for societal issues and disaster-resistant network services.

Corporate Social Responsibility (“CSR”)

NTT Group took group-wide CSR initiatives to contribute to the continuous development of society. Especially with respect to the vision of “creating a low-carbon society,” one of the themes of NTT Group’s environmental vision, “The Green Vision 2020,” NTT Group as a whole adopted the “Green NTT” measure as a means of promoting natural energy. In the fiscal year ended March 31, 2012, NTT Group commenced the operation of three new solar power facilities and the total size of installed solar capacity reached approximately 4.4 megawatts. NTT expects to reach its initial target of 5.0 megawatts before the end of the fiscal year ending March 31, 2013.

Restoration and Disaster Countermeasures Commenced at the Beginning of the Fiscal Year (ended March 31, 2012)

The Great East Japan Earthquake, which occurred in March 2011, caused service outages to approximately 1.5 million fixed-line related services, approximately 4,900 mobile base stations, and approximately 15,000 data communications services. As a result of NTT Group committing a total of 10,000 members to the restoration efforts, at the end of May 2011, NTT Group restored the functionality of all damaged exchange offices and base stations, except for certain areas where restoration work is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant.

In terms of facility-related countermeasures against disasters, in addition to the existing efforts to enhance the durability of exchange offices and increasing the number of transmissions lines, NTT Group carried out further measures to install emergency power generators and make available batteries that last up to 24 hours, secure fuel and prepare for potentially long and geographically dispersed blackouts. Moreover, NTT Group installed large-zone base stations (mobile base stations which cover 360-degrees with a radius of about 7 km) to widely and efficiently ensure communications in densely populated areas and increased the number of deployed disaster countermeasure equipment, including satellite mobile base stations.

With respect to the provision of services, specifically in times when it is difficult to connect to voice-message services due to a disaster, NTT Group launched the “Disaster Voice Messaging Service,” a service through which voice messages are sent as data files, and expanded its “Area Mail” function, which is used with emergency earthquake information, for example, by adding a new compatibility enhancement to provide tsunami information. Also, to ensure communication for disaster victims, including those who are stranded, NTT Group launched initiatives for convenience stores to be used as “information stations” by, among other things, installing special public telephones and making public wireless LAN spots free-of-charge during disasters.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2012 were 10,507.4 billion yen (an increase of 2.0% from the previous fiscal year). Consolidated operating expenses were 9,284.4 billion yen (an increase of 2.1% from the previous fiscal year). As a result, consolidated operating income was 1,223.0 billion yen (an increase of 0.7% from the previous fiscal year), consolidated income before income taxes was 1,239.3 billion yen (an increase of 5.4% from the previous fiscal year), and consolidated net income attributable to NTT was 467.7 billion yen (a decrease of 8.2% from the previous fiscal year).

In addition, in response to the Great East Japan Earthquake that occurred on March 11, 2011, NTT Group recorded ¥19.5 billion as consolidated operating expenses and approximately ¥30.0 billion as capital investments for the fiscal year ended March 31, 2012. Further, consolidated operating revenues also decreased from, among other things, customers affected from the earthquake unable to continue using NTT Group’s services.

Business Outlook

Development of Business Pursuant to the Medium-Term Management Strategy

Pursuant to NTT Group’s Medium-Term Management Strategy, “Road to Service Creation Business Group,” adopted in May 2008, NTT Group has been promoting the transformation of its business structure with a focus on revenues from IP businesses and solutions businesses. The fiscal year ending March 31, 2013 is the last year of this medium-term management strategy.

NTT Group’s Medium-Term Management Strategy set a goal of achieving revenues from NTT Group’s IP businesses and solutions businesses equal to 75% of its consolidated operating revenues by the fiscal year ending March 31, 2013. NTT Group has succeeded at raising this percentage to 70% during the fiscal year ended March 31, 2012. Further, while NTT Group had historically experienced deficits in connection with its Hikari services, such as “FLET’S Hikari,” due to build-out investments, it expects solid year-over-year improvements and made a profit from these services for the fiscal year ended March 31, 2012.

Regarding sales in global businesses, which have been rapidly expanding in recent years, NTT Group achieved its target one year ahead of schedule in the fiscal year ended March 31, 2012.

As a result of the need for NTT Group to strengthen its networks in the aftermath of the Great East Japan Earthquake and the expansion of smartphones, it will be extremely difficult for NTT Group to reach its previously announced 15% target ratio of capital expenditures to operating revenues (“Capex Ratio”) during the fiscal year ending March 31, 2013. NTT Group’s Capex Ratio for the fiscal year ended March 31, 2012 was 18.5%. NTT Group aims to make significant improvements in its Capex Ratio by enhancing the efficiency of its capital expenditures. With respect to operating income, NTT Group achieved ¥1,223 billion for the fiscal year ended March 31, 2012, while its target for the fiscal year ending March 31, 2013 is ¥1,300 billion. NTT Group plans to continue to increase operating income by working to further reduce costs and implementing the measures described below.

Enhancement of ICT Services for Corporations and Government

To respond to the increasing diversification of customer needs, NTT will promote the development of integrated cloud services which combine the strengths of NTT Group for its applications, platforms, networks and terminals.

NTT Group will offer a service platform which can create new added value by organizing and collecting large-scale data, known as “big data,” and by processing and analyzing the collected data through introducing M2M technology into cloud services. M2M technology will allow various devices, including smartphones, automobiles and home appliances, to autonomously communicate with each other.

NTT Group is responding to the needs of business continuity plans by expanding cloud services. Business continuity plans have been a focus of businesses since the Great East Japan Earthquake. Cloud services allow data centers around the world to function as if they were a single data center by enabling the flexible transfer of data within and between data centers.

To respond to such societal issues as the enhancement of convenience in government, education and medical services, environmental protection, the aging population and the declining birthrate, NTT Group is promoting the widespread use of ICT. For example, with respect to “Education Square x ICT” in the education field, under which field trials are held in collaboration with local governments, NTT Group is enhancing the accumulation of knowledge by connecting schools to homes and schools to the world through educational cloud services. NTT will continue to work to expand ICT use scenarios.

Enhancement of Consumer Services

NTT Group will work to enhance ICT services that utilize fixed and mobile broadband by promoting the further use of mobile broadband services through increasing the number of “Xi”-compatible terminals being offered, expanding service areas and adding to the availability of optical services by providing the two-tier fixed rate “FLET’S Hikari Light.”

In response to the diversification and expansion of handsets that can connect to networks, such as smartphones and tablets, NTT Group will make efforts to create and provide new services, such as by enhancing “dmenu,” “dmarket” and other platform functions, by providing “Hikari TV Dokodemo” for viewing videos on a smartphone or tablet, and by launching services such as the “NOTTV” broadcast station for smartphones and tablets.

In response to an increase in the amount of mobile communications data, NTT Group has been developing initiatives, such as expanding “Xi,” which is characterized by the highly efficient use of radio frequencies, promoting the use of “FLET’S Hikari + Wi-Fi” in homes utilizing the Hikari Portable and decentralizing the network burden by increasing the installation of public wireless LAN access points at public and retail facilities.

In addition to NTT Group’s goal of acquiring new customers, NTT Group is also promoting long-term use by existing customers. In this connection, NTT Group is working to create a system that retains customers for the long-term, such as through long-term user discounts and membership programs.

Strengthening of the Framework for Promotion of Global Businesses and the Enhancement of Services

NTT Group’s global business grew during the fiscal year ended March 31, 2012 with the acquisition of Dimension Data. NTT Group will seek to strengthen its efforts to develop new global business customers by utilizing group company synergies and cross-selling efforts. Further, NTT Group will seek to accelerate the growth of its global businesses through adopting appropriate strategies and efficient personnel administration.

NTT Group will make efforts to provide comprehensive cloud services from applications to terminals, and in particular will work to strengthen its ability to provide applications and managed services.

Responding to Environmental Issues

In recognition of the global concerns relating to environmental issues, NTT Group will bolster its efforts to reduce its environmental burden through the following initiatives:

•

“Green of ICT”—This initiative is aimed at reducing the environmental burden resulting from ICT through measures such as energy conservation at NTT Group’s data centers and communication facilities and promoting natural energy generation.

•	“Green by ICT”—This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”—Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

Through innovative uses of ICT, NTT will contribute to the realization of environmentally friendly and smart communities by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support the reduction of electric power consumption and energy saving.

Initiatives for Secure and Safe Networks

With respect to disaster countermeasures, NTT Group will continue to work on initiatives in the areas of facilities and services. These initiatives were launched during the fiscal year ended March 31, 2012. Further, in anticipation of the possibility of earthquakes with an epicenter in Tokyo, NTT Group has been working to establish alternate base stations for its disaster countermeasure headquarters. In addition, with respect to support services such as the Disaster Emergency Message Dial (171), in cooperation with local governments, NTT Group will provide opportunities for periodic trial use and participate in drills aimed at helping individuals who are stranded after a disaster, hosted by local governments.

With respect to improving networks in response to the increase in smartphone use, NTT Group will continue to work to improve the reliability and expandability of its networks and to prevent the recurrence of network failures.

Results of Operations

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

Telecommunications Circuit Facilities, etc.

In order to provide high quality telecommunication services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The recent status of circuit facilities for our major services is as follows:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2011	As of Mar. 31, 2012	Change	Percent Change
Telephone Subscriber Lines	30,271	27,521	(2,750)	(9.1)%
NTT East	14,929	13,554	(1,375)	(9.2)%
NTT West	15,342	13,968	(1,374)	(9.0)%
INS-Net	4,613	4,150	(462)	(10.0)%
NTT East	2,390	2,142	(248)	(10.4)%
NTT West	2,222	2,008	(214)	(9.6)%
Telephone Subscriber Lines + INS-NET	34,884	31,672	(3,212)	(9.2)%
NTT East	17,319	15,695	(1,624)	(9.4)%
NTT West	17,564	15,976	(1,588)	(9.0)%
Public Telephones	252,775	231,038	(21,737)	(8.6)%
NTT East	121,508	110,242	(11,266)	(9.3)%
NTT West	131,267	120,796	(10,471)	(8.0)%
FLET’S ISDN	193	152	(41)	(21.3)%
NTT East	94	71	(23)	(24.2)%
NTT West	99	81	(18)	(18.4)%
FLET’S ADSL	2,858	2,322	(536)	(18.8)%
NTT East	1,418	1,135	(284)	(20.0)%
NTT West	1,439	1,187	(252)	(17.5)%
FLET’S Hikari	15,059	16,564	1,506	10.0%
NTT East	8,511	9,353	842	9.9%
NTT West	6,547	7,211	664	10.1%
FLET’S Hikari Next*	4,596	7,106	2,510	54.6%
NTT East	2,963	4,275	1,312	44.3%
NTT West	1,633	2,831	1,198	73.4%
FLET’S Hikari Light*	—	297	297	—
NTT East	—	261	261	—
NTT West	—	36	36	—
Hikari Denwa	12,113	13,900	1,788	14.8%
NTT East	6,446	7,402	956	14.8%
NTT West	5,667	6,498	831	14.7%
Conventional Leased Circuit Services	281	269	(12)	(4.3)%
NTT East	139	134	(5)	(3.5)%
NTT West	142	135	(7)	(5.1)%
High Speed Digital Services	171	158	(12)	(7.2)%
NTT East	91	84	(7)	(7.5)%
NTT West	80	74	(5)	(6.9)%
NTT Group Major ISPs	11,662	11,882	220	1.9%
OCN*	8,234	8,437	203	2.5%
Plala*	3,101	3,122	21	0.7%

	As of Mar. 31, 2011	As of Mar. 31, 2012	Change	Percent Change
Video Services	—	—	—	—
Hikari TV	1,413	2,004	591	41.8%
FLET’S TV Transmission Services	592	861	269	45.5%
NTT East	475	642	167	35.1%
NTT West	117	219	102	87.5%
Mobile	58,010	60,129	2,120	3.7%
FOMA*	56,746	57,905	1,159	2.0%
Xi*	26	2,225	2,199	—
i-mode	48,141	42,321	(5,819)	(12.1)%
sp-mode	2,095	9,586	7,492	357.7%

*	Partial listing only

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

(6)	FOMA services subscriptions are mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

Operating Results

	Year Ended March 31,
	2011	2012	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,305.0	10,507.4	202.4	2.0%
Fixed voice related services	2,180.8	1,949.6	(231.2)	(10.6)%
Mobile voice related services	2,021.6	1,870.1	(151.5)	(7.5)%
IP/Packet communications services	3,341.1	3,602.5	261.4	7.8%
Sales of telecommunications equipment	565.9	580.9	15.0	2.7%
System integration	1,382.2	1,776.9	394.7	28.6%
Other	813.5	727.4	(86.1)	(10.6)%
Operating expenses	9,090.1	9,284.4	194.3	2.1%
Operating income	1,214.9	1,223.0	8.1	0.7%
Other income (expenses)	(39.1)	16.4	55.5	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,175.8	1,239.3	63.5	5.4%
Income tax expense (benefit)	475.6	587.8	112.2	23.6%
Equity in earnings (losses) of affiliated companies	1.7	(3.0)	(4.7)	—
Net income	701.9	648.6	(53.3)	(7.6)%
Less—net income attributable to noncontrolling interests	192.2	180.9	(11.4)	(5.9)%
Net income attributable to NTT	509.6	467.7	(41.9)	(8.2)%

Operating Revenues

NTT Group’s operating revenues are divided into the six service categories comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2012 increased 2.0% from the previous fiscal year to ¥10,507.4 billion. While voice related revenues continued to decline, this increase was due to such factors as an increase in IP/packet communications service revenues attributable to increases in FLET’S Hikari and value-added service subscriptions, an increase in mobile business packet ARPU resulting from an increase in the number of smartphone subscriptions, and a large increase in overseas sales.

Operating revenues for each service category for the fiscal year ended March 31, 2012 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, ISDN, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2012 decreased 10.6% from the previous fiscal year to ¥1,949.6 billion, accounting for 18.6% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and ISDN caused by the increasing popularity of mobile phones and the development of competition with optical IP telephones and fixed line services provided by other businesses, and competition with direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators.

Mobile Voice Related Services

Mobile voice related services include a portion of services from the mobile communications business segment, such as Xi, FOMA and mova voice communications services. mova services were terminated as of March 31, 2012.

Mobile voice related revenues for the fiscal year ended March 31, 2012 decreased 7.5% from the previous fiscal year to ¥1,870.1 billion, accounting for 17.8% of total operating revenues. This was due to a decrease in voice ARPU arising from the expansion of the “Value Plan” and the penetration of the “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Mobile Communications Business Segment.”

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment such as FLET’S Hikari and FLET’S ADSL, and a portion of the services in the long distance and international communications business segment such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services in the mobile communications business segment such as the packet communications services of Xi, FOMA and mova.

In the fiscal year ended March 31, 2012, revenues from IP/packet communications services increased 7.8% from the previous fiscal year to ¥3,602.5 billion, accounting for 34.3% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business, and an increase in smartphone sales in the mobile communications business.

Sales of Telecommunications Equipment

This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2012, revenues from telecommunications equipment sales increased 2.7% from the previous fiscal year to ¥580.9 billion, accounting for 5.5% of total operating revenues. This increase was due to robust sales of handset mobile devices such as smartphones in the mobile communications business, which more than offset a decrease in revenues from telecommunications equipment sales in the regional communications business.

System Integration

NTT Group’s system integration services include the data communications business segment and a portion of the services in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2012, revenues from system integration increased 28.6% from the previous fiscal year to ¥1,776.9 billion, accounting for 16.9% of total operating revenues. This was due to the effect of the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012 in the long distance and international communications business (compared to its consolidation for a period of three months during the fiscal year ended March 31, 2011), as well as an increase in the number of consolidated subsidiaries in the data communications business.

Other Businesses

The other businesses segment principally comprises the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

In the fiscal year ended March 31, 2012, revenues from other businesses decreased 10.6% from the previous fiscal year to ¥727.4 billion, accounting for 6.9% of total operating revenues. This was due mainly to a decrease in revenues from the real estate business.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2012 increased 2.1% from the previous fiscal year to ¥9,284.4 billion. The reasons for the increase are discussed below. In addition, with respect to expenses incurred in relation to countermeasures in response to the Great East Japan Earthquake, which occurred on March 11, 2011, consolidated operating expenses of ¥19.5 billion were recorded for the year ended March 31, 2012.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2012 increased 4.9% from the previous fiscal year to ¥2,126.5 billion. Although the number of employees in the regional communications business segment continued to decline, personnel expenses increased compared with the previous fiscal year due to the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012 and the increase in the total number of employees as a result of the increase in the number of consolidated subsidiaries in the data communications business segment.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2012, cost of services and equipment sold, and selling, general and administrative expenses increased 3.4% from the previous fiscal year to ¥4,868.6 billion. In the fiscal year ended March 31, 2012, there was a decrease in revenue-linked expenses, such as expenses associated with the construction of fiber-optic facilities commissioned by local governments, which were recorded in the regional communications business segment for the previous fiscal year. Furthermore, in the mobile communications business segment, telecommunications facilities usage fees decreased due to a reduction in access charges. Although expenses were reduced by improving business efficiency, overall expenses increased compared with the previous fiscal year as a result of Dimension Data having been consolidated for the entire fiscal year, an increase in wholesale unit prices of handsets and distributor commissions resulting from the expansion of smartphone sales in the mobile communications business segment and an increase in revenue-linked expenses and selling and administrative expenses resulting from the increase in the number of consolidated subsidiaries in the data communication business.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2012 decreased 2.6% from the previous fiscal year to ¥1,910.7 billion. This was due to a reduction in the total investment amount from recent improvements in capital investment efficiency, despite the increase in capital investments for the year ended March 31, 2012.

Note:	Personnel expenses and expenses for purchase of goods and services and other expenses above are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2012 was ¥1,223.0 billion, an increase of 0.7% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2012 was ¥16.4 billion, compared to other expenses of ¥39.1 billion in the previous year. One of the contributing factors was the increase in gains on sales of property, plant and equipment. Other factors include the decrease in foreign exchange losses, which were ¥1.5 billion and ¥17.4 billion for the fiscal years ended March 31, 2012 and 2011, respectively. Foreign exchange loss in the fiscal year ended March 31, 2011 stemmed from the use of derivatives entered into to hedge foreign exchange fluctuation risks associated with major overseas investments. Hedge accounting was not applied because those derivatives are investments associated with business consolidation.

Net Income before Income Taxes

Net income before income taxes in the fiscal year ended March 31, 2012 increased 5.4% from the previous fiscal year to ¥1,239.3 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2012, income tax expense increased 23.6% from the previous fiscal year to ¥587.8 billion. The actual effective tax rate increased from 40.5% for the year ended March 31, 2011 to 47.4% for the year ended March 31, 2012. The increase in the actual effective tax rate was primarily due to the re-measurement of the existing net deferred tax assets using the lower statutory tax rates that were enacted in Japan in November 2011, which resulted in the recognition of additional income tax expense of ¥89.9 billion as income tax expense.

Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2012 was ¥648.6 billion, a decrease of 7.6% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2012 was ¥467.7 billion, a decrease of 8.2% from the previous fiscal year.

Segment Information

NTT Group has five operating segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other businesses. (For further details, please see Note 15 to the Consolidated Financial Statements.)

The regional communications business segment comprises fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration services and other services.

The long distance and international communications business segment comprises mainly fixed voice related services, IP/packet communications services, system integration services and other services.

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

Overviews of operational results for each segment are as follows:

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

		Fiscal Year Ended March 31, 2012
Service Types		Sales and Operating Revenue Amounts (¥ million)	Comparison with Previous Year (%)
Regional communications business	Fixed voice related services	1,848,389	(10.0)%
	IP/packet communications services	1,396,106	7.9%
	System integration services	133,594	(33.0)%
	Other services	386,682	(19.7)%
	Subtotal	3,764,771	(6.5)%
	Internal sales	458,115	(7.9)%
	Total for regional communications business	3,306,656	(6.3)%

Long distance and international communications business	Fixed voice related services	452,840	(11.6)%
	IP/packet communications services	384,120	2.5%
	System integration services	575,682	201.9%
	Other services	266,014	4.4%
	Subtotal	1,678,656	26.0%
	Internal sales	105,506	(3.4)%
	Total for long distance and international communications business	1,573,150	28.6%

Mobile communications business	Mobile voice related services	1,896,467	(7.5)%
	IP/packet communications services	1,844,647	8.8%
	Other services	498,889	4.5%
	Subtotal	4,240,003	0.4%
	Internal sales	28,904	(11.0)%
	Total for mobile communications business	4,211,099	0.5%

Data communications business	System integration services	1,251,810	7.6%
	Internal sales	143,598	8.7%
	Total for data communications business	1,108,212	7.5%

Other businesses	Other services	1,089,039	(2.8)%
	Subtotal	780,794	(1.3)%
	Total for other businesses	308,245	(6.3)%

Consolidated Sales and Operating Revenue Amounts Total		10,507,362	2.0%

Note:	The above figures do not include consumption or other taxes.

(1)	Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2012 decreased to ¥3,764.8 billion (a decrease of 6.5% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions in the fiscal year ended March 31, 2012 and an increase in revenues from the construction of fiber-optic facilities commissioned by local governments, recorded in system integration revenues during the previous fiscal year. On the other hand, due to a decrease in expenses in conjunction with the decline in revenues from the construction of commissioned facilities, as well as a decrease in personnel expenses and depreciation and amortization expenses, operating expenses were ¥3,677.9 billion in the fiscal year ended March 31, 2012 (a decrease of 5.7% from the previous fiscal year).

As a result, segment operating income in the fiscal year ended March 31, 2012 decreased 31.7% to ¥86.9 billion.

Operations for each service in the regional communications segment were as follows:

(Fixed	Voice Related Services)

With respect to telephone subscriber services, in conjunction with the shift in customer needs from subscriber line telephones and ISDN to mobile telephones, IP phones, and similar devices, the number of subscriptions to telephone subscriber services fell to 27,521 thousand as of March 31, 2012, a decrease of 2,750 thousand subscribers from the previous fiscal year.

With respect to ISDN services, as a result of the continued contraction in demand due to the spread of broadband access services, the number of ISDN subscribers as of March 31, 2012 fell to 4,150 thousand, a decrease of 462 thousand ISDN subscribers from the previous fiscal year.

The numbers of fixed-line telephone and ISDN subscriptions were as follows:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	14,929	13,554	(1,375)	(9.2)%
ISDN subscriptions	2,390	2,142	(248)	(10.4)%

NTT West:
Telephone subscriptions	15,342	13,968	(1,374)	(9.0)%
ISDN subscriptions	2,222	2,008	(214)	(9.6)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2012 was ¥2,500 for NTT East and ¥2,450 for NTT West, a decrease of ¥70 (2.7%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2012 was ¥5,080 for NTT East and ¥4,920 for NTT West, a decrease of ¥90 (1.7%) and ¥50 (1.0%), respectively, from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,860 for NTT East and ¥2,760 for NTT West, a decrease of ¥70 (2.4%) and ¥40 (1.4%), respectively, from the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phones.

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

NTT East’s and NTT West’s market shares for MYLINE registrations continued to shrink in the fiscal year ended March 31, 2012.

	As of March 31,
	2011	2012	Change
Intra-city:
NTT East	54.3%	54.1%	(0.2)%
NTT West	51.7%	51.3%	(0.4)%
NTT Communications	34.1%	34.7%	0.6%

Intra-prefectural and inter-city:
NTT East	50.4%	50.3%	(0.1)%
NTT West	48.1%	47.9%	(0.2)%
NTT Communications	35.0%	35.6%	0.6%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2012 were ¥5.08 per three minutes for GC interconnection charges and ¥6.57 per three minutes for IC interconnection charges. Revenues from these access charges for the fiscal year ended March 31, 2012 decreased by ¥18.1 billion from the previous fiscal year to ¥81.9 billion for NTT East and by ¥18.5 billion from the previous fiscal year to ¥90.4 billion for NTT West (including subsidies to NTT East and NTT West).

Dedicated services are offered as fixed-rate, high-quality access services for business users. However, with the provision of services such as “Business Ether WIDE,” which utilizes the NGN, and other Ethernet services suited to low-cost and highly reliable LAN communications, the shift in demand to IP system services such as “FLET’S VPN WIDE” has led to the continuation of the decreasing trend in the number of subscribers to dedicated services.

Furthermore, a result of the shift of customer needs to data transmission services, such as high-volume, low-cost IP and Ethernet services, the number of leased circuit service subscriptions has continued to decline.

The number of leased circuit service subscriptions in the regional communications business segment was as follows:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	139	134	(5)	(3.5)%
High-speed digital circuits	91	84	(7)	(7.5)%

NTT West:
Conventional leased circuits	142	135	(7)	(5.1)%
High-speed digital circuits	80	74	(5)	(6.9)%

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group has worked to build solid revenue structures by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, with the goal of promoting the expansion and encouraging the use of FLET’S Hikari, NTT Group launched the two-tiered fixed rate service, FLET’S Hikari Light, which enables users to start using the Internet at a low basic rate. With respect to FLET’S Hikari Next and B-FLET’S for single-unit family type services, NTT East began offering “Ninen Wari,” a new rate plan with affordable monthly rates conditioned on the user maintaining their subscription for a period of 2 years. NTT West continued to provide rate plan services, including for services such as “FLET’S Hikari Next,” “Hikari Gutto Discount” and “FLET’S@Discount,” a monthly charge discount service conditioned on the users staying subscribed for a period of 2 years.

Also, in collaboration with local governments, NTT Group expanded the service areas for “FLET’S Hikari,” and made efforts to expand convenient, high value-added services that meet the diverse needs of customers. In addition, NTT Group implemented various discount measures for monthly rates and installation costs, and otherwise took measures to strengthen sales. As a result, the number of subscriptions to “FLET’S Hikari” as of March 31, 2012 was 16,564 thousand, an increase of 1,506 thousand subscriptions over the previous fiscal year, of which 7,106 thousand was accounted for by FLET’S Hikari Next subscriptions.

In addition, the number of Hikari Denwa subscriptions increased by 1,788 thousand channels from the previous fiscal year to 13,900 thousand channels, and the number of FLET’S TV subscriptions increased by 269 thousand over the previous fiscal year to 861 thousand subscriptions.

The numbers of subscriptions for flat-rate IP services, the IP telephone service, “Hikari Denwa,” and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari*	8,511	9,353	842	9.9%
FLET’S ADSL	1,418	1,135	(284)	(20.0)%
Hikari Denwa (channels)	6,446	7,402	956	14.8%
FLET’S TV Transmission Service	475	642	167	35.1%

NTT West:
FLET’S Hikari*	6,547	7,211	664	10.1%
FLET’S ADSL	1,439	1,187	(252)	(17.5)%
Hikari Denwa (channels)	5,667	6,498	831	14.7%
FLET’S TV Transmission Service	117	219	102	87.5%

(*)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2012 was ¥5,900 for NTT East and ¥5,930 for NTT West, ¥20 (0.3%) and ¥40 (0.7%) higher, respectively, than in the previous fiscal year. The main reason for these increases was higher sales of value-added services, such as Hikari Denwa and Remote Support Service.

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group has effectively conducted business activities with local governments, medical institutions and educational institutions to enable regional customers to utilize ICT, primarily through solutions tailored to specific businesses based on industry characteristics and trends.

With respect to services for local governments, through restoration support activities related to the Great East Japan Earthquake, NTT Group received numerous requests from local governments for the backup of important data at remote locations. Going forward, NTT Group is working to develop solutions for the safe storage of customer data to mitigate data loss risk in the event of a disaster.

In the area of medicine, given the increasing needs for health guidance utilizing ICT to link remote locations, NTT Group began offering a cloud-based remote health consultation service that enables health consultations for persons in remote areas using video-conferencing.

In the area of education, for school board members and school administrators of elementary and junior high schools, NTT Group began offering cloud-based school administration support services enabling school administration to be carried out over a network, without the need to own servers or other IT assets.

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

In the fiscal year ended March 31, 2012, NTT East launched the information distribution service “FLET’S Market” and the “Hikari iFrame 2” with improved usability and other new functions. NTT West also launched “Hikari LINK Hikari BOX+,” which enables the browsing of various Internet content by connecting to FLET’S TV and the use of broadband video services.

(2) Long Distance and International Communications Business Segment

Despite a decline in fixed voice related revenues, operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2012 were ¥1,678.7 billion (an increase of 26.0% from the previous fiscal year) due to, among other things, an increase in system integration revenues resulting from the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012. On the other hand, despite a decrease in operating expenses as a result of improvements to operating efficiency, operating expenses for the fiscal year ended March 31, 2012 were ¥1,562.0 billion (an increase of 26.4% from the previous fiscal year) due in part to an increase in operating expenses resulting from the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012 (compared to its consolidation for a period of three months during the fiscal year ended March 31, 2011).

As a result, segment operating income for the fiscal year ended March 31, 2012 was ¥116.7 billion (an increase of 20.2% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

With respect to telephone services, NTT Group continued to respond to a variety of customer needs through national and international telephone services such as “PL@TINUM LINE.”

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2011	2012	Change
Inter-prefectural	81.2%	81.8%	0.6%
International	79.8%	80.4%	0.6%

(IP/Packet Communications Services)

In the long distance and international communications business segment, NTT Group worked to expand IP services.

For individual customers, total subscriptions for the Internet connection services “OCN” and “Plala” were 11.56 million through proactive marketing centered around fiber-optic services and by providing a variety of new services. For NTT Plala “Hikari TV,” subscriptions reached two million as of March 31, 2012, and a service that enables videos to be viewed not just on television but also on smartphones and tablet devices was launched. Further, in order to meet the rapidly expanding needs of mobile services users, NTT Group launched “OCN Mobile Entry d,” a mobile data communications service, and also launched a new 050 IP telephone service to address the spread of smartphones and tablet devices.

For corporate customers, NTT Group began offering “Arcstar Universal One,” a new network service for businesses in the cloud era to respond to the increasing needs of cloud networks and globalization. In order to meet the communication needs of customers in multi-national companies operating businesses globally, NTT Group expanded its “Arcstar Unified Communications Services,” a voice communications service that seamlessly integrates domestic and overseas communications, and began offering the “UCaaS Plan,” which provides cloud-based communications. NTT Group also expanded the service areas for the “SIP Trunking Plan,” which enables external dialing service from overseas locations.

The following table shows the number of subscriptions to IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2011	2012	Change	Percent change
	(in thousands)
IP-VPN	108	107	(1)	(1.0)%
OCN (ISP)	8,234	8,437	203	2.5%
Plala (ISP)*	3,101	3,122	21	0.7%
Hikari TV*	1,413	2,004	591	41.8%

*Revenues	from Plala and Hikari TV are included in “Operating Revenues—Other.”

(System Integration Services)

NTT Group provided total ICT outsourcing services to address ICT market trends and changes in business models, revamp global networks linking customer bases all over the world, and, after transitioning customer systems to cloud services, achieve global seamless one-stop operations and otherwise improve customer productivity and efficiency.

With respect to global businesses, NTT Group endeavored to respond to the needs of multinational companies by enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group provided global one-stop, comprehensive ICT services centered on Dimension Data, which has offices in more than 50 countries around the world. In 2011, Dimension Data, in order to better show its role in providing solutions focusing on a variety of technologies and services across multiple regions, revamped its corporate brand identity in line with the brand change of its affiliate Datacraft in Asia to Dimension Data. Dimension Data also acquired OpSource, which offers cloud services and managed hosting services in the U.S., forming a cloud solutions operation unit to provide cloud services in the global market. These services include building private clouds, utilizing public clouds and developing hybrid cloud models, which combine both private and public clouds. Dimension Data is making investments in order to broaden the scope and scale of managed services and to advance managed services in the core areas of networks, communication and security.

(3) Mobile Communications Business Segment

Despite a decline in voice revenues due to, among other things, the impact of the expansion of the “Value Plan” and the penetration of the “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2012 were ¥4,240.0 billion (an increase of 0.4% from the previous fiscal year) due to an increase in IP/packet communications revenues and communications handset sales revenues as a result of NTT DOCOMO’s efforts to strengthen sales of smartphones. On the other hand, despite an increase in distributor commissions resulting from the increase in smartphone sales and an increase in wholesale unit prices of handsets, operating expenses for the fiscal year ended March 31, 2012 were ¥3,363.6 billion (a decrease of 0.6% from the previous fiscal year) as a result of a decrease in handset repair fees and telecommunications facilities usage fees.

As a result, segment operating income in the fiscal year ended March 31, 2012 increased 4.4% from the previous fiscal year to ¥876.4 billion.

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March 31, 2012, with the goals of evolving into an “integrated service company centered on mobility” and of the further evolution of smartphones and other handsets and services, to enable the realization of safer, more stable, convenient and efficient living and business, NTT Group took measures to create new added value through the convergence of various industries and services.

As of March 31, 2012, the number of subscriptions to NTT DOCOMO mobile telephone services topped 60 million, with an increase of 2.12 million subscriptions (3.7%) in one year, from 58.01 million at the end of the previous fiscal year to 60.13 million subscriptions. In mobile telephone services, the number of FOMA service subscriptions increased by 1.16 million subscriptions (2.0%) to 57.90 million subscriptions from 56.75 million subscriptions as of the end of the previous fiscal year, and the number of “Xi” service subscriptions increased from 26 thousand subscriptions as of the end of the previous fiscal year to 2.22 million subscriptions as of March 31, 2012, an increase of 2.20 million subscriptions. mova services, which contributed greatly to the spread of mobile phones with their launch in March 1993, were terminated as of March 31, 2012.

NTT DOCOMO is aiming to expand the use of smartphones; as a result of efforts in launching new services and new rate services and enhancing terminal lineups, it saw a large growth in the sales of smartphones, approximately 3.5 times the figures from the previous fiscal year, with 8.82 million units sold, and the number of sp-mode subscribers was 9.59 million as of the end of the fiscal year ended March 31, 2012.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
Mobile phone services(1)	58,010	60,129	2,120	3.7%
Mobile phone services (FOMA)(1)	56,746	57,905	1,159	2.0%
Mobile phone services (Xi)	26	2,225	2,199	—
Estimated mobile phone market share(1)(2)	48.5%	46.9%	(1.6)%	—
i-mode services(3)	48,141	42,321	(5,819)	(12.1)%
sp-mode services	2,095	9,586	7,492	357.7

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers which is computed based on figures released by the Telecommunications Carriers Association and each carrier.
(3)	Number of i-mode service subscriptions is the total of Mobile phone services (FOMA) and Mobile phone services (mova) subscriptions.

MOU of mobile (Xi + FOMA + mova) service decreased from 134 minutes as of March 31, 2011 to 126 minutes as of March 31, 2012. In MOU, billable MOU (Xi+FOMA+mova), indicating the number of call minutes per bill, decreased from 114 minutes in the fiscal year ended March 31, 2011 to 104 minutes in the fiscal year ended March 31, 2012 due to the provision of free calling between family members and alternative methods for voice communications, such as VoIP services and SNS.

Aggregate ARPU of mobile (Xi + FOMA + mova) services decreased by ¥200 (3.9%) to ¥4,870 in the fiscal year ended March 31, 2012 from ¥5,070 in the fiscal year ended March 31, 2011. This was due to a decrease in voice ARPU (Xi + FOMA + mova), which decreased by ¥330 (13%) to ¥2,200 in the fiscal year ended March 31,

2012 from ¥2,530 in the previous fiscal year, as a result of the spread of the “Value Plan,” the impact from the “Monthly Support” discount plan in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU (Xi + FOMA + mova) increased, however, by ¥130 (5.1%) to ¥2,670 in the fiscal year ended March 31, 2012, from ¥2,540 in the fiscal year ended March 31, 2011, due to the expansion of “Packet Flat-Rate” services.

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2011	2012	Change	Percent Change
MOU (Xi + FOMA + mova) (minutes)	134	126	(8)	(6.0)%
Billable MOU (Xi + FOMA + mova) (minutes)	114	104	(10)	(8.8)%
Aggregate ARPU (Xi + FOMA + mova)	¥5,070	¥4,870	¥(200)	(3.9)%
Voice ARPU (Xi + FOMA + mova)	2,530	2,200	(330)	(13.0)%
Packet ARPU (Xi + FOMA + mova)	2,540	2,670	130	5.1%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2011	2012	Change	Percent Change
MOU (FOMA) (minutes)	137	127	(10)	(7.3)%
Aggregate ARPU (FOMA)	¥5,120	¥4,890	¥(230)	(4.5)%
Voice ARPU (FOMA)	2,520	2,210	(310)	(12.3)%
Packet ARPU (FOMA)	2,600	2,680	80	3.1%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2011	2012	Change	Percent Change
MOU (mova) (minutes)	44	38	(6)	(13.6)%
Aggregate ARPU (mova)	¥3,280	¥3,320	¥40	1.2%
Voice ARPU (mova)	2,720	2,760	40	1.5%
Packet ARPU (mova)	560	560	—	—

The portion of the mova and FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

NTT DOCOMO further enhanced its rich terminal lineup to meet the diverse needs of a broad range of customers. In addition, NTT DOCOMO launched two series of “docomo smartphones,” the “docomo with series” and “docomo NEXT series,” to make it easier for customers to select a smartphone.

Revenues from sales of telecommunications equipment increased 4.5% from the previous fiscal year to ¥498.9 billion in the fiscal year ended March 31, 2012, due to a significant increase in smartphone handset device sales.

(4) Data Communications Business Segment

In the data communications business segment, operating revenues in the fiscal year ended March 31, 2012 increased 7.6% from the previous fiscal year to ¥1,251.8 billion. On the other hand, consolidated operating expenses were ¥1,180.3 billion (an increase of 8.7% from the previous fiscal year) due to an increase in revenue-linked expenses and selling and administrative expenses resulting from the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2012 decreased 7.1% from the previous fiscal year to ¥71.5 billion.

Operations for each service in the data communications segment were as follows:

In regards to the Public & Financial IT Services Company, which provides IT services with high added value that support government, medicine, finance, settlement and other social infrastructure, there was an impact from the acquisition of consolidated subsidiaries and from unprofitable transactions. In regards to the Global IT Services Company, which provides IT services with high added value to support such business activities as manufacturing, logistics, services, media, and communications, there were impacts from the expansion of consolidated subsidiaries due to the consolidation of Value Team S.p.A. and other subsidiaries, and from NTT Group’s improvement of cost ratios.

(5) Other Businesses Segment

In the other businesses segment, due to the decrease in the number of apartments sold in the real estate business, consolidated operating revenues for the fiscal year ended March 31, 2012 were ¥1,089.0 billion (a decrease of 2.8% from the previous fiscal year). On the other hand, due to a significant decrease in loan loss expenses within the financing business, consolidated operating expenses for the fiscal year ended March 31, 2012 were ¥1,032.2 billion (a decrease of 4.0% from the previous fiscal year).

As a result, segment operating income for the fiscal year ended March 31, 2012 was ¥56.9 billion, an increase of 26.8% from the previous fiscal year.

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

*1 FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, and FLET’S Hikari Light provided by NTT West.

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

*6 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West).

*7 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below: FY Results: Sum of number of active subscribers for each month from April to March Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b) NTT DOCOMO

We compute ARPU for NTT DOCOMO using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + Packet ARPU (mova).

*1 Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

*2 Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

*3 Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services. mova services were terminated as of March 31, 2012.

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

The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010

Telecommunications Circuit Facilities, etc.

(Thousands, except for Public Telephones)

	As of Mar. 31, 2010	As of Mar. 31, 2011	Change	Percent Change
Telephone Subscriber Lines	33,238	30,271	(2,967)	(8.9)%
NTT East	16,394	14,929	(1,465)	(8.9)%
NTT West	16,844	15,342	(1,502)	(8.9)%
INS-Net	5,092	4,613	(479)	(9.4)%
NTT East	2,646	2,390	(256)	(9.7)%
NTT West	2,446	2,222	(223)	(9.1)%
Telephone Subscriber Lines + INS-NET	38,330	34,884	(3,446)	(9.0)%
NTT East	19,040	17,319	(1,721)	(9.0)%
NTT West	19,290	17,564	(1,725)	(8.9)%
Public Telephones	283,161	252,775	(30,386)	(10.7)%
NTT East	137,992	121,508	(16,484)	(11.9)%
NTT West	145,169	131,267	(13,902)	(9.6)%
FLET’S ISDN	241	193	(48)	(19.9)%
NTT East	119	94	(25)	(20.9)%
NTT West	122	99	(23)	(18.9)%
FLET’S ADSL	3,381	2,858	(524)	(15.5)%
NTT East	1,700	1,418	(282)	(16.6)%
NTT West	1,681	1,439	(242)	(14.4)%
FLET’S Hikari	13,251	15,059	1,808	13.6%
NTT East	7,533	8,511	978	13.0%
NTT West	5,718	6,547	830	14.5%
FLET’S Hikari Next*	2,210	4,596	2,386	108.0%
NTT East	1,642	2,963	1,321	80.5%
NTT West	568	1,633	1,064	187.3%
Hikari Denwa	10,142	12,113	1,971	19.4%
NTT East	5,420	6,446	1,026	18.9%
NTT West	4,722	5,667	945	20.0%
Conventional Leased Circuit Services	297	281	(16)	(5.5)%
NTT East	148	139	(9)	(6.2)%
NTT West	149	142	(7)	(4.9)%
High Speed Digital Services	188	171	(17)	(9.2)%
NTT East	100	91	(9)	(8.9)%
NTT West	88	80	(8)	(9.6)%
NTT Group Major ISPs	11,280	11,662	382	3.4%
OCN*	7,892	8,234	342	4.3%
Plala*	3,050	3,101	51	1.7%
Video Services
Hikari TV	1,009	1,413	404	40.0%
FLET’S TV Transmission Services	270	592	322	119.0%
NTT East	240	475	235	97.8%
NTT West	30	117	87	288.9%
Mobile	56,082	58,010	1,928	3.4%
FOMA*	53,203	56,746	3,542	6.7%
Xi*	—	26	26	—
i-mode	48,992	48,141	(851)	(1.7)%
sp-mode	—	2,095	2,095	—

*	Partial listing only

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

(3)	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S” and “FLET’S Hikari Next” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown” and “FLET’S Hikari Next” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

(6)	FOMA services subscriptions are mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

Operating Results

	Year Ended March 31,
	2010	2011	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,181.4	10,305.0	123.6	1.2%
Fixed voice related services	2,355.6	2,180.8	(174.8)	(7.4)%
Mobile voice related services	2,150.7	2,021.6	(129.2)	(6.0)%
IP/Packet communications services	3,113.4	3,341.1	227.7	7.3%
Sales of telecommunications equipment	598.3	565.9	(32.4)	(5.4)%
System integration	1,242.7	1,382.2	139.5	11.2%
Other	720.6	813.5	92.9	12.9%
Operating expenses	9,063.7	9,090.1	26.4	0.3%
Operating income	1,117.7	1,214.9	97.2	8.7%
Other income (expenses)	2.4	(39.1)	(41.5)	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,120.1	1,175.8	55.7	5.0%
Income tax expense (benefit)	447.0	475.6	28.6	6.4%
Equity in earnings (losses) of affiliated companies	8.8	1.7	(7.1)	(81.0)%
Net income	681.9	701.9	20.0	2.9%
Less—net income attributable to noncontrolling interests	189.6	192.2	2.6	1.4%
Net income attributable to NTT	492.3	509.6	17.4	3.5%

Operating Revenues

Operating revenues in the fiscal year ended March 31, 2011 increased 1.2% from the previous fiscal year to ¥10,305.0 billion. While voice related revenues continued to decline, this increase was due to such factors as an increase in IP/packet communications service revenues attributable to increases in FLET’S Hikari and value-added service subscriptions, an increase in NTT DOCOMO’s packet ARPU, and an increase in system integration revenues resulting from mergers and acquisitions, including the acquisition of Dimension Data and NTT DATA’s acquisition of Keane International. For further details regarding the financial impact of the Dimension Data acquisition, please see Note 23 to the Consolidated Financial Statements.

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

Mobile Voice Related Services

Mobile voice related revenues for the fiscal year ended March 31, 2011 decreased 6.0% from the previous fiscal year to ¥2,021.6 billion, accounting for 19.6% of total operating revenues. This was due to a decrease in voice ARPU arising from the penetration of discount plans, such as the Value Plan, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, please see “—Segment Information—The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010—Mobile Communications Business Segment.”

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

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2011 increased 0.3% from the previous fiscal year to ¥9,090.1 billion. This was principally due to the factors discussed below. As a result of the Great East Japan Earthquake, which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, suffered damage. For the fiscal year ended March 31, 2011, ¥28.2 billion was recorded in operating expenses as a loss on retirement of damaged facilities, expenses incurred for restoration work and other expenses which resulted from the earthquake. Expenses incurred in relation to the earthquake by segment are as follows: the regional communications business segment, ¥15.7 billion; the long distance and international communications business segment, ¥1.0 billion; the mobile communications business segment, ¥5.8 billion; the data communications business segment, ¥0.3 billion; and other businesses segment, ¥5.3 billion.

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

Other Operating Revenues and Expenses

Other Income (Expenses)

Other expenses for the fiscal year ended March 31, 2011 were ¥39.1 billion, compared to other income of ¥2.4 billion in the previous year. One of the contributing factors was the increase in foreign exchange losses, which were ¥17.4 billion and ¥0.6 billion for the fiscal years ended March 31, 2011 and 2010, respectively. Foreign exchange loss in the fiscal year ended March 31, 2011 stemmed from the use of derivatives entered into to hedge foreign exchange fluctuation risks associated with major overseas investments. Hedge accounting was not applied because those derivatives are investments associated with business consolidation. Interest income declined to ¥21.6 billion from ¥24.0 billion for the fiscal years ended March 31, 2011 and 2010, respectively.

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

Segment Information

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

However, this decrease was more than offset by the increase in IP/packet communications revenues associated with the increase in the number of subscriptions to FLET’S Hikari and value-added services and the increase in system integration revenue from the construction of fiber-optic facilities commissioned by local governments.

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

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU and “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and ISDN services.

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

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group worked to build solid revenue structures by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, in order to realize the goals of its Medium-Term Management Strategy, NTT Group expanded the FLET’S Hikari coverage area by, among other things, collaborating with local governments. As of March 31, 2011, the number of subscribers was 15,060 thousand. Of this number, subscribers to FLET’S Hikari Next, an NGN-based, highly reliable, fiber-optic service that enables use of secured bandwith applications, totaled 4,600 thousand, accounting for the majority of new FLET’S Hikari subscriptions.

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

NTT Group also further expanded the coverage area for FLET’S TV (NTT West), promoted collaborations with regional cable TV businesses, and worked to expand video services.

The numbers of subscriptions for flat-rate IP services, the IP telephone service, “Hikari Denwa,” and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari*	7,533	8,511	978	13.0%
FLET’S ADSL	1,700	1,418	(282)	(16.6)%
Hikari Denwa (channels)	5,420	6,446	1,026	18.9%
FLET’S TV Transmission Service	240	475	235	97.8%

NTT West:
FLET’S Hikari*	5,718	6,547	830	14.5%
FLET’S ADSL	1,681	1,439	(242)	(14.4)%
Hikari Denwa (channels)	4,722	5,667	945	20.0%
FLET’S TV Transmission Service	30	117	87	288.9%

(*)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2011 was ¥5,880 for NTT East and ¥5,890 for NTT West, ¥140 (2.4%) and ¥110 (1.9%) higher, respectively, than in the previous fiscal year. The main reason for these increases was higher sales of value-added services, such as Hikari Denwa and Remote Support Service.

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

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

(2) Long Distance and International Communications Business Segment

Operating revenues for the fiscal year ended March 31, 2011 increased 5.8% from the previous fiscal year to ¥1,332.7 billion. Despite a decline in fixed voice related revenues and IP/packet communications revenues, revenues increased as a result of the increased number of consolidated subsidiaries, such as Dimension Data. Operating expenses in the fiscal year ended March 31, 2011 increased 6.4% from the previous fiscal year to ¥1,235.6 billion due to an increase in expenses arising from the increase in the number of consolidated subsidiaries. Operating revenues of Dimension Data and its subsidiaries included in segment operating revenues for the fiscal year ended March 31, 2011 were ¥78,461 million. Operating income loss from Dimension Data and its subsidiaries included in segment operating income was ¥813 million, including amortization cost for intangible assets.

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

(System Integration Services)

As corporate customers concentrate resources on core businesses, further expand businesses overseas and otherwise show an increasingly flexible response to environmental changes, NTT Group provided high value-added, one-stop solutions responsive to the needs of specific industries and businesses. NTT Group provided services such as “BizCITY,” a secure, high-quality cloud service that offers seamless global operation services, in areas of high customer demand, to efficiently utilize networks, outsource ICT infrastructure, promote teleworking, and support business continuity for companies operating overseas.

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

(3) Mobile Communications Business Segment

Operating revenues in the fiscal year ended March 31, 2011 decreased 1.4% from the previous fiscal year to ¥4,224.3 billion. Despite an increase in IP/packet communications revenues the decrease was due to a fall in mobile voice related revenues caused by increased market penetration of the Value Plan, a decrease in telecommunications handset device sales revenues resulting from a fall in wholesale prices per unit and other factors. On the other hand, operating expenses in the fiscal year ended March 31, 2011 decreased 2.0% from the previous fiscal year to ¥3,385.2 billion as a result of a decrease in revenue-driven expenses, network-related expenses and other factors.

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

	As of March 31,
	2010	2011	Change	Percent Change
	(in thousands)
Mobile phone services(1)	56,082	58,010	1,928	3.4%
Mobile phone services (FOMA)(1)	53,203	56,746	3,542	6.7%
Mobile phone services (Xi)	—	26	26	—
Estimated mobile phone market share(1)(2)	50.0%	48.5%	(1.5)%	—
i-mode services(3)	48,992	48,141	(851)	(1.7)%
sp-mode services	—	2,095	2,095	—

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers which is computed based on figures released by the Telecommunications Carriers Association.
(3)	Number of i-mode service subscriptions is the total of Mobile phone services (FOMA) and Mobile phone services (mova) subscriptions.

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

Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” for a description of how MOU is calculated. Please see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” for a description of how ARPU is calculated for mobile services.

The following table shows data regarding MOU and ARPU of mobile services:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (Xi + FOMA + mova) (minutes)	136	134	(2)	(1.5)%
Billable MOU (Xi + FOMA + mova) (minutes)	118	114	(4)	(3.4)%
Aggregate ARPU (Xi + FOMA + mova)	¥5,350	¥5,070	¥(280)	(5.2)%
Voice ARPU (Xi + FOMA + mova)	2,900	2,530	(370)	(12.8)%
Packet ARPU (Xi + FOMA + mova)	2,450	2,540	90	3.7%

The following table shows data regarding MOU and ARPU of FOMA:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (FOMA) (minutes)	142	137	(5)	(3.5)%
Aggregate ARPU (FOMA)	¥5,480	¥5,120	¥(360)	(6.6)%
Voice ARPU (FOMA)	2,900	2,520	(380)	(13.1)%
Packet ARPU (FOMA)	2,580	2,600	20	0.8%

The following table shows data regarding MOU and ARPU of mova:

	As of March 31,
	2010	2011	Change	Percent Change
MOU (mova) (minutes)	51	44	(7)	(13.7)%
Aggregate ARPU (mova)	¥3,460	¥3,280	¥(180)	(5.2)%
Voice ARPU (mova)	2,870	2,720	(150)	(5.2)%
Packet ARPU (mova)	590	560	(30)	(5.1)%

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

(4) Data Communications Business Segment

In the data communications business segment, operating revenues in the fiscal year ended March 31, 2011 increased 2.7% from the previous fiscal year to ¥1,163.2 billion. Operating expenses increased 1.7% to ¥1,086.2 billion from the previous fiscal year due to, among other things, the increase in expenses resulting from the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2011 increased 18.7% from the previous fiscal year to ¥77.0 billion.

Operations for each service in the data communications segment were as follows:

The Public & Financial IT Services Company, a business group that provides high value-added IT services to sectors supporting social infrastructure, including public administration, healthcare, finance and financial settlements, has completed large-scale projects in the fiscal year ended March 31, 2011. However, it was affected by the worsening condition of the economy, intensifying competition and unprofitable transactions.

The Global IT Services Company, a business group that provides global high value-added IT services that support such business activities as manufacturing, distribution, services, media, communications and other business activities, was affected by, among other things, the expansion of telecom-related businesses and an expansion of consolidated subsidiaries from the acquisition of Keane International (Keane International, Inc. changed its name to NTT DATA International Services, Inc. on January 31, 2012), which has 11 offices centered on North America, and which was intended to strengthen NTT’s ability to respond to its globalized customers.

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

Liquidity and Capital Resources

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2012 amounted to ¥2,508.3 billion, a decrease of ¥322.6 billion from ¥2,830.9 billion in the fiscal year ended March 31, 2011. This decrease was due to, among other things, an increase in notes and accounts receivable of ¥175.6 billion, as the last day of the fiscal year was a bank holiday and the collection of telephone charges was carried over to the next month (a decrease in cash flow of ¥199.9 billion compared with the fiscal year ended March 31, 2011).

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2012 amounted to ¥1,971.2 billion, a decrease of ¥81.0 billion from ¥2,052.2 billion in the fiscal year ended March 31, 2011. Cash outflows for the acquisition of new consolidated subsidiaries decreased by ¥335.1 billion to ¥47.6 billion, payments for property, plant and equipment and acquisition of intangible and fixed assets computed on a cash basis in the fiscal year ended March 31, 2012 totaled ¥1,853.3 billion, a decrease of ¥41.7 billion, revenues from sales of property, plant and equipment increased ¥51.3 billion to ¥64.8 billion and net expenditures for short-term investments in conjunction with fund management investments in instruments of greater than three months duration were ¥133.6 billion, an increase of ¥353.8 billion compared with the fiscal year ended March 31, 2011.

The decrease in payments for property, plant and equipment and acquisition of intangible assets for the fiscal year ended March 31, 2012 resulted from, among other things, the decrease of investments directed towards expansion of the NGN coverage area in the regional communications business, which more than offset both an increase in investments related to the full-fledged recovery following the Great East Japan Earthquake and strengthening of disaster countermeasures in the regional communications business and the mobile communications business, and an increase in promotion costs associated with development of the “Xi” coverage area in the mobile communications business. For the fiscal year ended March 31, 2012, capital investments amounted to ¥1,946.6 billion on an accrual basis, of which ¥811.8 billion was invested by the regional communications business and ¥726.8 billion was invested by the mobile communications business.

Net cash used in financing activities in the fiscal year ended March 31, 2012 amounted to ¥948.1 billion, an increase of ¥698.5 billion from ¥249.6 billion in the fiscal year ended March 31, 2011. The increase was the result of the acquisition of ¥381.9 billion worth of treasury stock in the fiscal year ended March 31, 2012, and net expenditures for repayment of long-term debt and short-term borrowings of ¥299.0 billion (an increase of ¥347.5 billion compared to the previous fiscal year). The capital raised in the fiscal year ended March 31, 2012 from the issuance of long-term debt includes ¥225.0 billion in net proceeds from corporate bond offerings denominated in yen and loans from financial institutions amounting to an aggregate of ¥455.1 billion.

As of March 31, 2012, the interest-bearing debt of NTT Group was ¥4,274.0 billion, a decrease of ¥279.4 billion from the amount as of March 31, 2011 (in the fiscal year ended March 31, 2011, the interest-bearing debt of NTT Group increased ¥61.8 billion from the fiscal year ended March 31, 2010). The ratio of interest-bearing debt to shareholders’ equity stood at 54.2% on March 31, 2012 (compared to 56.8% as of March 31, 2011). Interest-bearing debt comprises short-term borrowings and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as ¥23.7 billion in deposits received pursuant to depositary agreements.

NTT Group believes net cash expected to be generated from operating activities, available borrowings NTT Group makes from banks and other financial institutions or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital and other expenditure requirements and to satisfy NTT Group’s debt service requirements. For the fiscal year ending March 31, 2013, NTT Group expects capital investments totaling ¥1,920.0 billion on an accrual basis, a decrease of ¥26.6 billion from the fiscal year ended March 31, 2012, due to the effect of restoration efforts related to the Great East Japan Earthquake, the decrease in investment in IP migration in the regional communications business, and more efficient investment in base stations despite expansion of “Xi” coverage area and enhancement of networks in the mobile communications business. The total amount of capital investments includes approximately ¥750.0 billion by the regional communications business (aggregate of NTT East and NTT West) and approximately ¥735.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict with certainty.

Liquidity

As of March 31, 2012, NTT Group had cash and cash equivalents (including short-term investments with principal maturities for a period of less than three months) of ¥1,020.1 billion (compared with ¥1,435.2 billion as of March 31, 2011). Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	2,187,359	395,448	522,021	624,910	644,980
Bank loans	1,979,424	261,515	589,295	215,159	913,455
Interest payments on long-term debt	324,513	57,154	85,735	62,764	118,860
Capital lease obligations(2)	65,863	20,995	25,748	11,047	8,073
Operating leases	68,803	18,660	30,200	11,398	8,545
Purchase obligations(3)	345,838	289,494	53,158	2,577	609
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,971,800	1,043,266	1,306,157	927,855	1,694,522

(1)	Please see Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥75,301 million to its pension plans in the fiscal year ending March 31, 2013 (see Note 10 to the Consolidated Financial Statements).

As of March 31, 2012, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥345.8 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

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

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2010, March 31, 2011 and March 31, 2012 were, respectively, ¥278.1 billion, ¥268.2 billion, and ¥267.9 billion.

The following table shows an outline of research and development costs by segment for the fiscal years ended March 31, 2010, March 31, 2011 and March 31, 2012:

	Year ended March 31,
	2010	2011	2012
	(in millions of yen)
Regional Communications Business(1)	¥125,788	¥121,881	¥119,462
Long Distance and International Communications Business(2)	17,220	17,242	15,964
Mobile Communications Business(3)	109,916	109,108	108,474
Data Communications Business(4)	11,389	10,743	13,507
Other Businesses(5)	140,831	133,247	131,446

Sub-total	405,144	392,221	388,853
Internal Transactions	127,000	124,000	121,000

Total	¥278,144	¥268,221	¥267,853

(1)	Research and development relating to the development of IP and broadband services, increased access services to meet diversifying user needs, high value-added services, and others.
(2)	Development for high value-added services in fields ranging from IP networks to platforms, and others.
(3)	Research and development of new products and new services related to mobile communications and research and development aimed at increasing the quality of existing services and enhancing performance of network functions, and others.

(4)	Technology development to strengthen competitiveness in system integration, as well as others.
(5)	Research and development relating to the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, research and development relating to technologies that contribute to reducing industry’s burden on the environment and research and development relating to new principles, new parts and new materials that will bring about extensive technological innovations in the information and communications market, and others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, there has been a rapid shift towards broadband and ubiquitous services. In the fixed-line communications field, as optical broadband services expand, there has been a transition from conventional fixed line to optical IP telephones. In the mobile communications field, with the diversification and improvement of services and handsets, the competitive environment continues to intensify as a result of, among other things, the introduction of new rate plans. In addition, there have been substantial changes and developments, including customers’ growing interest in a safe and reliable telecommunications infrastructure in light of the Great East Japan Earthquake, the service integration between fixed-line and mobile communications and between telecommunications and broadcasting resulting from the shift to IP networks, and the introduction of new businesses, utilizing information and communications technologies (ICT), that transcend the existing business domains.

In the fixed-line communications market, in addition to facility competition for broadband services centered around the shift to fiber-optic services and increasing service competition, the market environment is undergoing major changes as a result of the appearance of new services for a diverse range of wireless devices.

As Japan’s mobile phone market has continued to mature in line with the rise in the mobile phone penetration rate, competition among operators intensified in such areas as the acquisition of subscribers and further improvement of service offerings.

Major trends anticipated in the fiscal year ending March 31, 2013 are as follows:

•

Consolidated operating revenues for the fiscal year ending March 31, 2013 are expected to increase year over year for the third consecutive fiscal year, despite a decrease in voice-communications related revenues caused by a decline in the number of fixed-line telephone subscriptions and an expansion of mobile phone discounts due to, among other things, the increase in IP packet communications revenues resulting from the increase in packet ARPU in conjunction with the increase in FLET’S Hikari subscribers and smartphone sales, an increase in overseas sales, such as the increase in system integration revenues resulting from the synergies of each group company that utilized the global businesses development platform, and an increase in sales from the business fields in which growth is anticipated such as the information and telecommunications market.

•

Subscriptions to fiber-optic access services such as “FLET’S Hikari” are expected to show a net increase in the fiscal year ending March 31, 2013, reaching approximately the same level of increase as in the fiscal year ended March 31, 2012. In the fiscal year ending March 31, 2013, NTT Group will work to prevent subscription cancellations by providing long-term user discounts, and will migrate SOHO users who are utilizing DSL/ISDN to FLET’S Hikari by, among other things, promoting the increased use of FLET’S Hikari in multi-unit apartment complexes through the installation of Indoor Optical Cable for Restricted Spaces and by providing ISDN converter adapters. In addition, NTT Group will continue to promote ongoing initiatives, such as increasing sales from the expansion of “FLET’S Hikari Light,” customer retention through the strengthening of aftercare services through membership programs, and further promoting the use and expansion of Wi-Fi areas.

•

Fixed-line telephone and ISDN subscriptions are expected to experience a decline in the fiscal year ending March 31, 2013 similar to that recorded in the fiscal year ended March 31, 2012, due to, among other things, customers continuing to migrate to optical IP telephone services, including “Hikari Denwa.”

•

While NTT Group anticipates that an increase in new mobile phone subscriptions will be limited due to the high mobile phone penetration rate, NTT Group expects the number of subscriptions in the fiscal year ending March 31, 2013 will exceed the number of subscriptions in the fiscal year ended March 31, 2012. In the fiscal year ending March 31, 2013, NTT Group will work to provide devices at competitive prices and improve functions and services, such as “Shabette Concier” and “NOTTV.” NTT Group will also continue to improve rate plans, expand its lineup of attractive services, increase the Xi service area in order to increase services for existing customer satisfaction and to retain such customers, expand smartphone sales and develop new markets, such as for tablet devices.

•

With respect to the information and telecommunications market, in light of the trend towards globalization and convergence, NTT Group is anticipating growth in the three key fields of “Application/contents,” “Big Data/M2M” and “Data Centers/Cloud Businesses,” with the “migration to social networking,” “migration to cloud” and “migration to multi-devices” as three key mottoes. With respect to the “Application/contents” field, NTT Group will work to appeal to application/content users through the provision of “dmarket,” “dmenu,” “Hikari TV” and “NOTTV.” With respect to the Big Data/M2M Solutions field, NTT Group will provide various types of solutions by enabling high-speed processing of big and complicated data to add value to corporate activities, and responding to the need for public infrastructure monitoring through communications. With respect to the Data Centers/Cloud Businesses field, NTT Group will provide various cloud services, including local government cloud and medical cloud services and promote the migration to global business clouds and total ICT outsourcing. Through these efforts, NTT Group will work to expand its business in these areas that in which it anticipates growth.

Additional information relating to market trends can be found elsewhere in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related circumstances, and NTT Group’s performance under such circumstances (see “Item 3—Key Information—Forward-Looking Statements”).

Off-Balance Sheet Arrangements

As of March 31, 2012, contingent liabilities for guaranteed loans amounted to ¥31.4 billion.

Application of New Accounting Standards and New Accounting Standards Not Yet Adopted

Application of New Accounting Standards

See Note 2 to the Consolidated Financial Statements.

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

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. NTT Group also reviews for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2010, 2011 and 2012 were ¥4.6 billion, ¥1.1 billion and ¥9.6 billion, respectively. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on property, plant and equipment in relation thereto.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment by reporting unit either at the operating segment level or one level below such segment, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives, and if the fair value is less than the carrying amount of goodwill, an impairment loss is recognized for the difference between the carrying value of the goodwill and its implied fair value. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2010, 2011 and 2012 were ¥3.9 billion, ¥2.8 billion and ¥5.5 billion, respectively. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on goodwill in relation thereto.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under either the cost method or equity method of accounting. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below carrying value, the length of time the value has been below the carrying value, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. If the financial condition of the investee company or the strength of the industry in which it operates were to be materially different than its expectations, NTT Group would recognize a loss to reflect the other than temporary decline in the value of the investment. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2010, 2011 and 2012 were approximately ¥9.0 billion, ¥19.0 billion and ¥4.0 billion, respectively. In the past, NTT Group experienced material impairments in the value of its investments in equity method affiliates that were included in “Equity in earnings (losses) of affiliated companies” in its consolidated statements of income and comprehensive income for relevant years. NTT Group may experience similar impairments with respect to “Marketable securities and other investments” and “Investments in affiliated companies” again in the future. NTT Group may also experience material gains or losses on the sale of investments.

Employees’ retirement benefits

The total costs for employees’ retirement benefits and pension plans represented approximately 1.4% and 1.6% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2011 and 2012, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2012, the total amount of net actuarial loss was ¥539.6 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.3% to 2.5% for the fiscal year ended March 31, 2011 and 2.0% to 2.5% for the fiscal year ended March 31, 2012. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on NTT’s analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 53.0%, 13.0%, 10.0%, 10.0% and 14.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 47.7%, 20.9%, 10.0%, 14.4% and 7.0% (weighted-average) of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2012, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2011 and 2012 were approximately (1.0)% and 2.0%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.1% as of March 31, 2011 and of 2.0% as of March 31, 2012. In determining the benefit obligations, NTT Group used a discount rate of 2.0% as of March 31, 2011 and of 1.9% as of March 31, 2012. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2012:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 200.0	+ /- 4.0	+ /- 120.0
50 basis point increase / decrease in expected return on assets	—	- /+ 10.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. “The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted from consolidated accounting periods that begin on or after April 1, 2012. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥89.9 billion and these adjustments are included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80.2 billion for the fiscal year ended March 31, 2012. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period such judgment is made.

As of March 31, 2011 and 2012, NTT Group had gross deferred tax assets of ¥1,748.6 billion and ¥1,567.1 billion, which included a valuation allowance of ¥274.6 billion and ¥242.2 billion, respectively. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

Accrued liabilities for point programs

NTT Group offers mobile services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records “Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2011 and 2012 was ¥211.9 billion and ¥197.7 billion and, respectively. Point program expenses for the years ended March 31, 2010, 2011 and 2012 were ¥144.1 billion, ¥136.8 billion and ¥103.6 billion, respectively.

In determining the accrued liabilities for point programs, NTT Group estimates such factors as the point utilization rate taking into account the forfeitures caused by, among other things, expected future subscription cancellations. Higher than estimated point utilization rates could result in the need to recognize additional expenses or accrued liabilities in the future.

In determining the accrued liabilities for the point programs, NTT Group estimates that as of March 31, 2012 a one-percent increase in the point utilization rate would result in an additional liability accrual of approximately ¥1.6 billion, if all other factors are held constant.

ITEM	6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of 12 members. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders, the most recent of which was held on June 22, 2012.

On June 22, 2012, the registrant held an ordinary general meeting of shareholders. At the meeting, the registrant’s shareholders approved the election of twelve corporate directors and two corporate auditors.

The following is a list of the directors, senior management and corporate auditors of NTT as of June 29, 2012:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Satoshi Miura	Director and Chairman	Chairman of Board of Directors	Apr. 3, 1944	June 2014	11,920	June 2005
Hiroo Unoura	Representative Director and President	Chief Executive Officer	Jan. 13, 1949	June 2014	8,000	June 2002
Yasuyoshi Katayama	Representative Director and Senior Executive Vice President	In charge of technical strategy; in charge of risk management; Chief Technology Officer; and Chief Information Officer	Jan. 23, 1952	June 2014	7,202	June 2008
Hiroki Watanabe	Representative Director and Senior Executive Vice President	In charge of business strategy; Chief Financial Officer; and Chief Information Officer	Mar. 15, 1953	June 2014	4,200	June 2008
Hiromichi Shinohara	Director and Executive Vice President	Director of Research and Development Planning Department; and in charge of international standardization	Mar. 15, 1954	June 2014	3,300	June 2009

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Yoshikiyo Sakai	Director and Senior Vice President	Director of Finance and Accounting Department	Oct 10, 1956	June 2014	200	June 2012
Mitsuyoshi Kobayashi	Director and Senior Vice President	Director of Technology Planning Department; and Director of Strategic Business Development Division	Nov. 3, 1957	June 2014	1,600	June 2012
Akira Shimada	Director and Senior Vice President	Director of General Affairs Department; and Director of Internal Control Office, General Affairs Department	Dec. 18, 1957	June 2014	1,400	June 2012
Hiroshi Tsujigami	Director and Senior Vice President	Director of Corporate Strategy Planning Department	Sept. 8, 1958	June 2014	900	June 2012
Tsunehisa Okuno	Director and Senior Vice President	Director of Global Business Office	Oct. 12, 1960	June 2014	300	June 2012
Katsuhiko Shirai	Outside Director	Chairperson of the Foundation for the Open University of Japan; and Executive Advisor for Academic Affairs of Waseda University	Sept. 24, 1939	June 2014	0	June 2012
Sadayuki Sakakibara	Outside Director	Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc.; and Director of Mitsui O.S.K. Lines, Ltd.	Mar. 22, 1943	June 2014	1,500	June 2012

Corporate Auditors
Yoshitaka Makitani	Full-time Corporate Auditor	—	July 30, 1947	June 2015	1,306	June 2011
Kiyoshi Kosaka	Full-time Corporate Auditor	—	Mar. 28, 1951	June 2015	3,400	June 2012
Toru Motobayashi(2)	Corporate Auditor	Lawyer; Director of Hitachi, Ltd.; and Corporate Auditor of Sumitomo Life Insurance Company	Jan. 5, 1938	June 2015	1,916	June 2008
Michiko Tomonaga(2)	Corporate Auditor	Certified Public Accountant; Corporate Auditor of Keikyu Corporation; and Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business	July 26, 1947	June 2015	300	June 2011
Seiichi Ochiai(2)	Corporate Auditor	Lawyer; and Professor of Chuo Law School	Apr. 10, 1944	June 2015	1,702	June 2012

Presidents of Principal Subsidiaries
Masayuki Yamamura	President, NTT East	—	Mar. 30, 1953	June 2014	5,400	June 2012
Kazutoshi Murao	President, NTT West	—	Oct. 21, 1952	June 2014	4,500	June 2012
Akira Arima	President, NTT Communications	—	Aug. 25, 1949	June 2014	6,500	June 2010
Kaoru Kato	President, NTT DOCOMO	—	May 20, 1951	June 2014	502	June 2012
Toshio Iwamoto	President, NTT DATA	—	Jan. 5, 1953	June 2013	200	June 2012

(1)	NTT Shares owned as of June 29, 2012.
(2)	Outside Corporate Auditor.

Satoshi Miura joined Nippon Telegraph and Telephone Public Corporation in April 1967. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1996, he became a Senior Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In June 1998, he became an Executive Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of the NTT-East Provisional Headquarters of NTT. Mr. Miura became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President and concurrently began serving as a Director of the Corporate Management Strategy Division of NTT. In June 2007, he became the President, and in June 2012, he was elected to his current position of the Chairman of the Board of NTT.

Hiroo Unoura joined Nippon Telegraph and Telephone Public Corporation in April 1973. In June 2002, he became a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business Strategy Division of NTT. In June 2008, he became an Executive Vice President and a Director of the Strategic Business Development Division of NTT and held the latter position until June 2011. In June 2012, he was elected to his current position of the President of NTT.

Yasuyoshi Katayama joined Nippon Telegraph and Telephone Public Corporation in April 1976. In June 2004, he became a Senior Vice President and Executive Manager of the Fundamental Services Department, Fundamental Services Promotion Headquarters, and an Executive Manager of the Plant Planning Department of NTT West. In July 2006, he became a Senior Vice President and General Manager of Networks of NTT West. In June 2008, he became a Senior Vice President, Director of the Technology Planning Department and Director of the Next Generation Network Office, Technology Planning Department of NTT. In June 2009, he became an Executive Vice President, Director of the Technology Planning Department and in June 2012, he was elected to his current position of Senior Executive Vice President of NTT.

Hiroki Watanabe joined Nippon Telegraph and Telephone Public Corporation in April 1976. In June 2005, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT East. In June 2008, he became a Senior Vice President and Director of the Corporate Strategy Planning Department of NTT. In June 2011, he became a Director and Executive Vice President of NTT, and in June 2012, he was elected to his current position of Senior Executive Vice President of NTT.

Hiromichi Shinohara joined Nippon Telegraph and Telephone Public Corporation in April 1978. In April 2003, he became an Executive Research Engineer of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2003, he became a General Manager of the Access Network Service Systems Laboratories of the Information Sharing Laboratory Group of NTT. In June 2007, he became a Director of the Information Sharing Laboratory Group. In June 2009, he became Senior Vice President and Director of the Research and Development Planning Department of NTT and from June 2011 to October 2006, he also held the position of Director of the Information Sharing Laboratory Group of NTT. In June 2012, he was elected to his current position of Executive Vice President and Director of Research and Development Planning Department of NTT.

Yoshikiyo Sakai joined Nippon Telegraph and Telephone Public Corporation in April 1980. In July 2002, he became a Senior Director of the Finance Department of NTT DOCOMO. In June 2005, he became a Managing Director of the IR Department of NTT DOCOMO. In July 2008, he became a Managing Director of the Public Relations Department of NTT DOCOMO. In June 2009, he became a Senior Vice President and Managing Director of the Public Relations Department of NTT DOCOMO. In June 2012, he was elected to his current position of Senior Vice President and Director of the Finance and Accounting Department of NTT.

Mitsuyoshi Kobayashi joined Nippon Telegraph and Telephone Public Corporation in April 1982. In May 2002, he became a Senior Manager of the Personnel Department of NTT West. In June 2006, he became a General Manager of the Okayama Branch of NTT West. In July 2008, he became a General Manager of the Service Management Department of NTT. In June 2010, he became a Senior Vice President and General Manager of the Service Management Department of NTT. In June 2012, he was elected to his current positions of Senior Vice President and Director of the Technology Planning Department of NTT and Director of the Strategic Business Development Division of NTT.

Akira Shimada joined Nippon Telegraph and Telephone Public Corporation in April 1981. In June 2007, he became a Senior Manager of the Corporate Strategy Planning Department of NTT. In July 2007, he became a General Manager of the Accounts and Finance Department of NTT West. In July 2009, he became a General Manager of the General Affairs and Personnel Department of NTT East. In June 2011, he became a Senior Vice President and General Manager of the General Affairs and Personnel Department of NTT East. In June 2012, he was elected to his current positions of Senior Vice President and Director of the General Affairs Department of NTT and Director of Internal Control Office of NTT.

Hiroshi Tsujigami joined Nippon Telegraph and Telephone Public Corporation in April 1983. In October 2000, he became a Senior Manager of Department I of NTT. In July 2003, he became a Senior Manager of the Corporate Strategy Planning Department of NTT West. In July 2007, he became a Senior Manager of the Corporate Strategy Planning Department of NTT. In June 2012, he was elected to his current position of Senior Vice President and Director of the Corporate Strategy Planning Department of NTT.

Tsunehisa Okuno joined Nippon Telegraph and Telephone Public Corporation in April 1983. In July 2007, he became a Senior Manager of the Corporate Business Strategy Division of NTT. In June 2008, he became a General Manager of the Global Business Strategy Office, Strategic Business Development Division of NTT. In June 2011, he became a Director of the Global Business Office of NTT. In January 2011, he became a Non-executive Director of Dimension Data Holdings plc. In June 2012, he was elected to his current position of Senior Vice President and Director of the Global Business Office of NTT.

Katsuhiko Shirai became a Research Associate of the School of Science and Engineering of Waseda University in April 1965. In April 1968, he became an Assistant Professor of the School of Science and Engineering of Waseda University. In April 1970, he became an Associate Professor of School of the Science and Engineering of Waseda University. In April 1975, he became a Professor of the School of Science and Engineering of Waseda University. In November 1994, he became a Dean of Academic Affairs and Executive Director of International Center of Waseda University. In November 1998, he became a Vice President for Academic Affairs of Waseda University. In November 2002, he became a President of Waseda University. Thereafter, in November 2010, he assumed his current role as an Executive Advisor for Academic Affairs of Waseda University. In April 2011, he assumed his current role as a Chairperson of the Foundation for the Open University of Japan, and in June 2012, he was elected to his current position of Outside Director of NTT.

Sadayuki Sakakibara joined Toyo Rayon Co., Ltd (currently registered as Toray Industries, Inc.) in April 1967. In June 1994, he became a General Manager of the First Corporate Planning Department and, in June 1996, he became a Vice President (Member of the Board) of Toray Industries, Inc. In June 1998, he became Senior Vice President (Member of the Board) and in June 1999, he became a Senior Vice President (Member of the Board and Member of the Executive Committee) of Toray Industries, Inc. In June 2001, he became an Executive Vice President and Representative Member of the Board of Toray Industries, Inc. In June 2002, he became the President and Representative Member of the Board of Toray Industries, Inc. In June 2010 he assumed his current role of Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc., and at the same time assumed his current role of Director of Mitsui O.S.K. Lines, Ltd. In June 2012, he was elected to his current position as Outside Director of NTT.

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

Kiyoshi Kosaka joined NTT in April 1974. In October 1997, he became a General Manager of the Kyoto Branch of NTT. In July 1999, he became a General Manager of the Kyoto Branch of NTT West and in September 2000 became a Senior Manager of Department V of NTT. In July 2002, he became a General Manager of the Personnel Department of NTT West and in June 2003 became a Senior Vice President and Director of Personnel Department of NTT West. In June 2005, he became a Senior Vice President and Director of the Department I of NTT and, in June 2007, became a Senior Vice President and Director of Department of General Affairs of NTT. In June 2009, he became a Representative Director and President of NTT BUSINESS ASSOCIE Corporation. In June 2012, he was elected to his current position as a full-time Corporate Auditor of NTT.

Toru Motobayashi was registered as a lawyer with the Tokyo Bar Association in April 1963. In July 1971, he became a Partner of Mori Sogo (now Mori Hamada & Matsumoto). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of Bar Associations. In May 2002, he became the Commissioner of the Commercial Law Center, Inc. In June 2006, he became an Outside Director of Hitachi Ltd. In April 2008, he assumed his current position as a Partner of the law firm of Ihara and Motobayashi. In June 2008, he was elected to his current position of Outside Corporate Auditor of NTT, and assumed his current position as an Outside Corporate Auditor of Sumitomo Life Insurance Company in July 2008. In May 2010, he assumed his current position as a Vice Deputy Chairman of the Commercial Law Center, Inc.

Michiko Tomonaga was registered as a certified public accountant in March 1975. In July 2007, she became a Vice President of the Japanese Institute of Certified Public Accountants, and in July 2008 became a Senior Partner of Ernst & Young Japan. In June 2010, she assumed her current position as an Outside Corporate Auditor of Keikyu Corporation. In June 2011, she was elected to her current position of Outside Corporate Auditor of NTT. In February 2012, she was elected to her current position as Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business.

Seiichi Ochiai became an Instructor of the Faculty of Law of the University of Tokyo in April 1974. In April 1977, he became an Associate Professor of the Faculty of Law of Seikei University and, in April 1981, became a Professor of the Faculty of Law of Seikei University. In April 1990, he became a Professor of the University of Tokyo Graduate Schools for Law and Politics and Faculty of Law of the University of Tokyo. In June 2008, he became a Director of EBARA CORPORATION. In April 2007, he became a Professor of Chuo Law School and a Registered Lawyer (Daiichi Tokyo Bar Association) (current posts) and in June 2007 assumed his current position as an Emeritus Professor of the University of Tokyo. In June 2012, he was elected to his current position as an Outside Corporate Auditor of NTT.

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

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2012

Position	Number of Payees	Base Salary	Bonus	Total
	(millions of yen)
Director (excluding outside directors)	10	¥436	¥101	¥537
Corporate Auditor (excluding outside corporate auditors)	3	¥74	—	¥74

Total	13	¥510	¥101	¥611

Notes:

1.	Compensation amounts shown above include compensation paid to one corporate auditor who retired as of the end of the 26th ordinary general meeting of shareholders held on June 23, 2011.
2.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
3.	In addition to the above, ¥9 million is to be paid as executive bonuses to four directors who also hold executive management positions.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2011

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of outside directors and outside corporate auditors	5	¥63

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

With regard to matters concerning the appointment and compensation of directors, in order to improve objectivity and transparency, NTT has established the Appointment and Compensation Council, a group of four directors, including two outside directors. The Appointment and Compensation Council deliberates on matters concerning the appointment and compensation of directors before the board of directors’ meetings in which final determinations of such matters are made.

Pursuant to the Corporation Law and NTT’s Articles of Incorporation, NTT, by resolution of its board of directors, may exempt its directors (including past directors) and corporate auditors (including past corporate auditors) from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Corporation Law. In addition, NTT has entered into an agreement with each outside director and outside corporate auditor limiting such person’s maximum liability to NTT for actions taken in good faith and without gross negligence in connection with the performance by such persons of their duties, subject to limits imposed by the Corporation Law.

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

Under the Corporation Law, “large companies” (such as NTT) are required to maintain a board of corporate auditors comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among others, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Under the Corporation Law, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

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

Employees

NTT and its consolidated subsidiaries had approximately 224,000 employees as of March 31, 2012. Almost all employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai; the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no significant strikes by the Union over the past ten years.

	Employees
	2010			2011			2012
Regional communications business	98,697	[60,850	]	91,566	[63,997	]	85,876	[66,757	]
Long distance communications and international business	14,176	[504	]	29,330	[2,782	]	31,162	[5,015	]
Wireless business	22,297	[7,550	]	22,954	[8,068	]	23,289	[8,827	]
Data communications business	34,543	[2,495	]	49,991	[2,769	]	58,668	[3,174	]
Other business	25,269	[4,872	]	25,502	[5,267	]	25,244	[5,574	]

Total	194,982	[76,271	]	219,343	[82,883	]	224,239	[89,347	]

Note:	The number of employees as of March 31 for each of the fiscal years indicated is shown without parentheses. The average annual number of temporary employees for the fiscal years indicated is shown in parentheses.

Share Ownership

As of March 31, 2012 the members of the board of directors of NTT owned a total of 70,750 Shares (less than 0.1% of outstanding Shares).

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

As of March 31, 2012, the Government owned 431,232,572 Shares or 32.59% of the issued Shares (35.24% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Law, please see Item 4—Information on the Company—Matters Relating to NTT’s Shares.”

	As of March 31, 2012
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	431,232,572	32.59	%(1)
Common stock	Directors and officers (12 persons)	70,750	—	(2)

(1)	35.24% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2012, 47,123,206 ADSs (equivalent to 23,561,603 Shares, or 1.9% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 184 record holders of ADSs (including 178 United States record holders, who held 47,122,318 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications terminal equipment, purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies and the related balances at the end of each of the periods ended March 31, 2010, 2011 and 2012 were as follows:

	Year ended March 31,
	2010	2011	2012
	(millions of yen)
Sales	¥18,767	¥23,145	¥25,788
Purchases	¥96,048	¥105,682	¥104,435
Receivables	¥11,668	¥11,839	¥14,225
Payables	¥66,844	¥73,042	¥83,559

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2010, 2011 and 2012 were ¥18,284 million, ¥18,527 million and ¥17,839 million, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2012, NTT DATA paid an annual fee of ¥2 million to Japan Electronic Payment Promotion Organization and an annual fee of ¥5 million to Japanese Association of Healthcare Information Systems Industry. Toru Yamashita, the chairman for both Japan Electronic Payment Promotion Organization and Japanese Association of Healthcare Information Systems Industry during the relevant period, is also the President and Chief Executive Officer of NTT DATA. Revenues of NTT DATA from Japan Electronic Payment Promotion Organization were ¥28 million for the fiscal year ended March 31, 2012.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statement and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-69.

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

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT Group’s financial position since March 31, 2012, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The primary market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on the Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index (“TOPIX”), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 8, 2012, stocks of 1,685 companies were traded on the First Section of the TSE. The Nikkei Stock Average (“Nikkei 225”) is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share(1)		Average daily trading volume(1)	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2008	6,380	4,070	3,047,081	1,792.23	1,149.65	18,261.98	11,787.51
2009	5,810	3,390	3,440,456	1,430.47	700.93	14,489.44	7,054.98
2010	4,370	3,590	2,454,334	979.58	793.82	11,097.14	8,351.91
2011	4,170	3,220	2,630,467	998.90	766.73	11,339.30	8,605.15
2012	4,085	3,475	2,208,620	874.34	706.08	10,255.15	8,160.01
2011 Quarterly Periods
First Quarter	4,040	3,580	2,808,062	998.90	841.42	11,339.30	9,382.64
Second Quarter	3,860	3,580	2,114,640	870.73	804.67	9,795.24	8,824.06
Third Quarter	3,945	3,605	2,619,974	908.01	803.12	10,370.53	9,154.72
Fourth Quarter	4,170	3,220	3,002,198	974.63	766.73	10,857.53	8,605.15
2012 Quarterly Periods
First Quarter	3,915	3,650	1,995,930	865.55	805.34	10,004.20	9,351.40
Second Quarter	3,940	3,475	2,167,773	874.34	728.85	10,137.73	8,374.13
Third Quarter	4,085	3,585	2,394,249	771.43	706.08	9,050.47	6,160.01
Fourth Quarter	4,015	3,705	2,277,866	872.42	725.24	10,255.15	8,378.36
2012 Monthly Periods
January	4,015	3,770	1,930,632	767.40	725.24	8,883.69	8,378.36
February	3,870	3,720	2,419,071	838.48	757.96	9,723.24	8,809.79
March	3,950	3,705	2,450,824	872.42	822.71	10,255.15	9,576.06
April	3,770	3,605	1,750,695	856.05	803.09	10,109.87	9,458.74
May	3,625	3,360	2,226,357	792.87	719.49	9,380.25	8,542.73
June (through June 8)	3,435	3,270	3,046,900	730.75	695.51	8,639.72	8,295.63

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. Figures provided for “TSE Price per Share” and “Average daily trading volume” are adjusted accordingly. For further details on the stock split, please see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares.”

On June 8, 2012, the last traded price of the Shares on the TSE was ¥3,305 per Share, and the closing TOPIX and Nikkei 225 on that date were ¥717.74 and ¥8,459.26, respectively.

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

As of March 31, 2012, 47,123,206 ADSs (equivalent to 23,561,603 Shares, or 1.9% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 184 record holders of ADSs (including 178 United States record holders, who held 47,122,318 ADSs).

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2008	26.74	19.43	474,065
2009	27.96	17.22	903,962
2010	24.09	18.18	513,476
2011	25.18	19.59	454,191
2012	25.99	22.44	499,145
2011 Quarterly Periods
First quarter	21.60	19.59	542,206
Second quarter	22.67	20.26	338,883
Third quarter	23.97	21.62	360,469
Fourth quarter	25.18	21.25	580,529
2012 Quarterly Periods
First quarter	24.55	21.93	421,537
Second quarter	25.06	22.49	457,692
Third quarter	26.32	23.19	570,203
Fourth quarter	25.99	22.44	499,145
2012 Monthly Periods
January	25.99	24.56	362,445
February	25.32	23.22	475,098
March	23.88	22.44	645.280
April	22.75	22.05	482.603
May	22.56	21.14	693.449
June (through June 8)	21.56	20.65	695.610

The Shares are also listed on the London Stock Exchange.

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

General

All issued Shares are fully-paid and non-assessable. On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this system. On the same day, all of the then existing physical share certificates for the Shares became null and void. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account managing institution unless such person itself has an account at JASDEC. “Account managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law and are authorized to conduct book entry activities on the clearing system. Only those financial institutions that meet certain additional stringent requirements of the Book-Entry Law can open an account directly at JASDEC.

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

At present, in the case of NTT, the requirements described in (a) and (b) above are not met. Nevertheless, NTT is permitted to make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of its board of directors once per fiscal year under NTT’s Articles of Incorporation and the Corporation Law. Under the NTT Law, approval of the Minister is also required for the distribution of surplus. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

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

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its board of directors. When a stock split is to be made, so long as the only type of outstanding stock of NTT is its common stock, it may increase the number of authorized Shares to the extent that the ratio of such increase in authorized Shares does not exceed the ratio of such stock split, by amending its Articles of Incorporation, which amendment may be made without approval by resolution of a general meeting of shareholders. Under the NTT Law, NTT is required to obtain the approval of the Minister for any amendment of its Articles of Incorporation. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

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

Under the rules of the clearing system, Shares constituting less than one whole unit are transferable. Under the rules of the Japanese stock exchanges, however, except in certain limited circumstances such as the consolidation of shares for the purpose of changing the number of shares constituting one whole unit, Shares constituting less than one whole unit do not comprise a trading unit, and accordingly may not be sold on Japanese stock exchanges.

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

However, under the Corporation Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above, and such matter may be decided by the board of directors, if it satisfies certain criteria prescribed by the Corporation Law. Under the NTT Law, the approval of the Minister is required for some of the above matters. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s board of directors determines, subject to the limitations as to the issuance of new

Shares at a “specially favorable” price mentioned in “—Voting Rights.” NTT’s board of directors may, however, determine that shareholders be given subscription rights to Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. Under the NTT Law, NTT is required to obtain the approval of the Minister to issue new shares, subject to certain exceptions. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

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

Under the NTT Law, NTT is required to obtain the approval of the Minister to issue bonds with stock acquisition rights. See “Item 4—Information on the Company—Regulations—Review of the NTT Law.”

Transfer Agent

NTT’s transfer agent is The Sumitomo Mitsui Trust Bank, Limited (“SMTB”). SMTB maintains NTT’s register of shareholders and registers the names and addresses of NTT’s shareholders and other relevant information in NTT’s register of shareholders upon notice thereof from JASDEC, as described in “—Record Date” below.

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

History of Acquisition and Disposal of Shares by NTT

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

During the fiscal year ended March 31, 2008, at the board of directors’ meeting held on November 9, 2007, the board of directors approved a resolution for the repurchase by NTT of up to 200,000 of its Shares from time to time at an aggregate cost not to exceed ¥100 billion, during the period between November 12, 2007 and March 24, 2008. In accordance with this resolution, during the periods between December 1, 2007 and December 28, 2007 and between March 1, 2008 and March 24, 2008, NTT acquired 178,698 Shares at an aggregate cost of ¥94.4 billion. None of these Shares were purchased from the Minister of Finance. As a result of these transactions and the purchase and sale by NTT of Shares to fulfill requests by holders of fractional Shares, the number of outstanding Shares (excluding treasury stock) as of March 31, 2008 was 13,638,738.

During the fiscal year ended March 31, 2009, at the board of directors’ meeting held on May 13, 2008, the board of directors approved a resolution for the repurchase by NTT of up to 450,000 of its Shares (equivalent to 45,000,000 Shares after the stock split that took effect on January 4, 2009) from time to time at an aggregate cost not to exceed ¥200 billion during the period between May 14, 2008 and March 24, 2009. After the stock split, the maximum number of Shares to be repurchased pursuant to this resolution was adjusted to equal a number calculated by first subtracting the number of Shares acquired before the stock split from 450,000 Shares, multiplying the remainder by 100, and then adding the number of Shares acquired before the stock split. Pursuant to this resolution, NTT repurchased 341,307 Shares of its common stock at an aggregate cost of ¥169.8 billion between June 27, 2008 and August 20, 2008 and between December 1, 2008 and December 22, 2008. After the stock split described above, NTT repurchased 6,386,800 Shares of its common stock at an aggregate cost of ¥30.2 billion between January 5, 2009 and January 14, 2009. None of these Shares were purchased from the Minister of Finance. As a result of the stock split, the stock repurchases and the purchase and sale by NTT of fractional Shares and less-than-one-unit Shares to fulfill requests by holders of fractional Shares or less-than-one-unit Shares, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2009 was 1,323,276,733.

During the fiscal year ended March 31, 2010, as a result of the purchase and sale of less-than-one-unit Shares by NTT to fulfill requests by holders of less-than-one-unit Shares, total treasury stock was 250,923,665 shares and the total number of outstanding Shares (excluding treasury stock) as of March 31, 2010 was 1,323,197,235.

During the fiscal year ended March 31, 2011, on May 14, 2010, the board of directors resolved to cancel one half of all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) during the 2010 calendar year, and the remainder during the fiscal year ended March 31, 2012. Pursuant to this resolution, NTT resolved at its board of directors’ meeting on November 9, 2010 to cancel 125,461,833 shares of treasury stock, as the first of two share cancellations, which took place on November 15, 2010. As a result of this initial share cancellation and the purchase and sale by NTT of less-than-one-unit Shares to fulfill requests by holders of less-than-one-unit Shares, total treasury stock was 125,524,000 shares, and the total number of issued Shares (excluding treasury stock) as of March 31, 2011 was 1,323,135,067.

During the fiscal year ended March 31, 2012, at the board of directors’ meeting held on May 13, 2011, the board of directors approved a resolution for the repurchase by NTT of up to 60,000,000 of its Shares at an aggregate cost not to exceed ¥280 billion, during the period between May 16, 2011 and September 30, 2011. In accordance with this resolution, NTT acquired from the Minister of Finance 57,513,600 Shares at an aggregate cost of ¥223.4 billion on July 5, 2011. Further, at the board of directors’ meeting held on November 9, 2011, the board of directors approved a resolution for the second cancellation by NTT of 125,461,832 shares, and for the repurchase by NTT of up to 44,000,000 of its Shares at an aggregate cost not to exceed ¥220 billion, during the period between November 16, 2011 and March 30, 2012. In accordance with this resolution, NTT cancelled 125,461,832 Shares on November 15, 2011, and acquired from the Minister of Finance 41,820,600 Shares at an aggregate cost of ¥158.3 billion on February 8, 2012. As a result of the stock repurchases and the purchase and sale by NTT of fractional Shares and less-than-one-unit Shares to fulfill requests by holders of fractional Shares or less-than-one-unit Shares, the total number of outstanding shares (excluding treasury stock) as of March 31, 2012 was 1,223,765,423.

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

“Non-residents of Japan” are individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are (i) individuals not resident in Japan,

(ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the voting rights of which are directly or indirectly held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

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

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: an acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) that results in such investor, together with parties who have a special relationship with such investor, holding 10% or more of the total number of issued shares of such corporation or, if such foreign investor, together with parties who have a special relationship with such investor, already holds 10% or more of the total number of issued shares of such corporation, acquisition of additional shares in such corporation.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the

Ministry of Finance (the “MOF”) a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished, without delay, to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

As of March 31, 2012, foreign ownership of NTT’s Shares was 26.2%.

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20% and will be 20.42% for dividends due and payable on or after January 1, 2013, but on or before December 31, 2037. However, with respect to dividends paid by NTT to any non-resident holders, except for any individual shareholder who holds 3% or more of the total issued Shares, the withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013, but on or before December 31, 2013, and (iii) 15.315% for dividends due and payable on or after January 1, 2014, but on or before December 31, 2037. Due to the imposition during the period beginning on January 1, 2013 and ending on December 31, 2037 of a special additional income tax (2.1% of the original withholding tax amount) to procure funds for reconstruction following the Great East Japan Earthquake, the original withholding tax rates of 7%, 15% and 20%, as applicable, will be increased, respectively, to 7.147%, 15.315% and 20.42%.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

For purposes of the Convention and Japanese tax law, United States holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the Shares underlying the ADSs.

Gains derived from the sale of Shares or ADSs outside Japan by a non-resident holder, or from the sale of Shares within Japan by a non-resident holder, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee even though neither the acquiring individual nor the deceased or donor (as the case maybe) is a Japanese resident.

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

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2012:

	2012
	Cost	Fair value(1)
	(in millions of yen)
Available-for sale securities	¥178,197	¥225,352
Held-to-maturity securities	¥264,557	¥264,566

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2012
	Carrying amount	Fair value(1)
	(in millions of yen)
Due within 1 year	¥260,753	¥260,753
Due after 1 year through 5 years	2,335	2,346
Due after 5 years through 10 years	1,166	1,166
Due after 10 years	303	301

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2012.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2012.

While the information is presented in Japanese yen equivalents, the amounts are classified by currency (Japanese yen and foreign currencies) according to the financial instruments’ actual cash flows.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2013	2014	2015	2016	2017	Thereafter	Total
	(in millions of yen)
Long-term debt including
current portion
Japanese yen bonds:	1.4%	¥(321,880)	¥(342,082)	¥(179,939)	¥(234,949)	¥(389,961)	¥(644,980)	¥(2,113,791)	¥(2,203,377)
Swiss franc bonds:	2.1%	(73,568)	0	0	0	0	0	(73,568)	(73,419)
Borrowings from banks—
Japanese yen loans:	1.3%	(249,749)	(317,004)	(222,225)	(113,420)	(63,131)	(897,635)	(1,863,164)	(1,993,686)
U.S. dollar loans:	1.1%	(8,676)	(29,676)	(13,705)	(10,177)	(16,188)	(7,780)	(86,202)	(85,124)
Rand loans:	17.4%	(969)	(1,300)	(1,685)	(2,135)	(2,659)	(3,561)	(12,309)	(12,306)
Other loans:		(2,121)	(239)	(3,461)	(2,126)	(5,323)	(4,479)	(17,749)	(18,497)

Subtotal		(656,963)	(690,301)	(421,015)	(362,807)	(477,262)	(1,558,435)	(4,166,783)	(4,386,409)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		40	57	294	0	0	0	391	391

Total		¥(656,923)	¥(690,244)	¥(420,721)	¥(362,807)	¥(477,262)	¥(1,558,435)	¥(4,166,392)	¥(4,386,018)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2013	2014	2015	2016	2017	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥113,280	¥74,500	¥69,700	¥42,054	¥25,800	¥102,822	¥(1,523)
Average pay rate	1.1%	1.0%	0.9%	1.2%	1.1%	1.0%
Average receive rate	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary may charge each person to whom ADRs are issued against deposits of Shares (including deposits in respect of Share distributions, stock acquisition rights or other distributions) and each person surrendering ADRs for withdrawal of deposited securities the following charges: (i) up to US$5.00 for each 100 ADSs (or portion thereof), (ii) cable, telex and facsimile transmission and delivery charges, and (iii) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars.

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

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR facility, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2012, the Depositary reimbursed NTT in the amount of US$52,685 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR facility and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2012. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of March 31, 2012 to provide reasonable assurance that information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2012. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2012, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting, which is included herein.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of corporate auditors has determined that Mr. Yoshitaka Makitani and Ms. Michiko Tomonaga are financial experts meeting the requirements of Item 16A. Ms. Michiko Tomonaga is independent under applicable Japanese rules relating to the composition of boards of corporate auditors.

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT Group has posted the text of such code of ethics on its Internet website: http://www.ntt.co.jp/csr_e/compliance.html.

If we amend the provisions of our code of ethics that apply to our chief executive officer and principal financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor is KPMG AZSA LLC (“KPMG”), formerly known as KPMG AZSA & Co.

The aggregate fees billed for each of the fiscal years ended March 31, 2011 and March 31, 2012 for professional services rendered to NTT and its subsidiaries by the auditor and its affiliates are as follows:

	Years ended March 31,
	2011	2012
	(in millions of yen)
Audit Fees	¥3,054	¥3,669
Audit-Related Fees	4	5
Tax Fees	55	126
All Other Fees	233	186

Total Fees	¥3,345	¥3,987

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)	(b) Average Price Paid per Share(1)(2)	(c) Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
April 1, 2011 to April 30, 2011	1,321	¥3,739	0	0
May 1, 2011 to May 31, 2011	1,509	¥3,778	0	60,000,000
June 1, 2011 to June 30, 2011	1,380	¥3,800	0	60,000,000
July 1, 2011 to July 31, 2011	57,536,740	¥3,885	57,513,600	2,486,400
August 1, 2011 to August 31, 2011	5,146	¥3,749	0	2,486,400
September 1, 2011 to September 30, 2011	1,689	¥3,625	0	2,486,400
October 1, 2011 to October 31, 2011	1,560	¥3,765	0	0
November 1, 2011 to November 30, 2011	1,730	¥3,931	0	44,000,000
December 1, 2011 to December 31, 2011	12,344	¥3,881	0	44,000,000
January 1, 2012 to January 31, 2012	7,679	¥3,946	0	44,000,000
February 1, 2012 to February 29, 2012	41,824,121	¥3,785	41,820,600	2,179,400
March 1, 2012 to March 31, 2012	3,093	¥3,838	0	0

(1)	On May 13, 2011, the board of directors resolved that NTT may acquire up to 60 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. In addition, on November 9, 2011, the board of directors resolved that NTT may acquire up to 44 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥220 billion from November 16, 2011 through March 30, 2012.
(2)	The number of Shares purchased includes less-than-one-unit Shares, and from April 1, 2011 to March 31, 2012, NTT purchased 64,112 such Shares.

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

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2011 and 2012, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2010, 2011 and 2012 and the Notes to the Consolidated Financial Statements, and Schedule  II—Valuation and Qualifying Accounts, appear as pages F-1 through F-69.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof).

1.2	Amended Share Handling Regulations of NTT (English translation thereof).

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

14.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ HIROO UNOURA
Hiroo Unoura President Chief Executive Officer

Date: June 29, 2012

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 29, 2012 expressed an unqualified opinion on those consolidated financial statements

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2011	2012
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 7)	¥1,435,158	¥1,020,143
Short-term investments (Note 7)	167,175	306,921
Notes and accounts receivable, trade (Note 3)	2,072,011	2,287,986
Allowance for doubtful accounts (Note 21)	(45,907)	(48,356)
Accounts receivable, other	265,668	277,277
Inventories (Note 5)	314,983	329,373
Prepaid expenses and other current assets (Note 20)	316,328	315,566
Deferred income taxes (Note 11)	244,881	223,021

Total current assets	4,770,297	4,711,931

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	14,606,718	14,425,252
Telecommunications service lines	14,527,349	14,830,873
Buildings and structures	5,855,282	5,915,743
Machinery, vessels and tools	1,806,355	1,820,648
Land	1,133,675	1,133,077
Construction in progress	312,480	363,201

	38,241,859	38,488,794
Accumulated depreciation	(28,341,219)	(28,682,438)

Net property, plant and equipment	9,900,640	9,806,356

Investments and other assets (Note 2):
Investments in affiliated companies (Note 6)	581,073	543,273
Marketable securities and other investments (Note 7)	276,178	295,254
Goodwill (Notes 8 and 23)	747,526	771,420
Software (Note 8)	1,330,085	1,344,356
Other intangibles (Notes 8 and 23)	287,400	263,964
Other assets (Notes 10 and 20)	885,444	863,852
Deferred income taxes (Note 11)	886,953	789,293

Total investments and other assets	4,994,659	4,871,412

Total assets	¥19,665,596	¥19,389,699

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2011	2012
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 9)	¥341,567	¥83,507
Current portion of long-term debt (Notes 9 and 20)	698,476	656,963
Accounts payable, trade (Note 3)	1,379,279	1,482,594
Current portion of obligations under capital leases (Note 16)	21,353	18,709
Accrued payroll	475,226	476,442
Accrued interest	12,189	9,832
Accrued taxes on income	208,363	198,281
Accrued consumption tax	37,835	46,255
Advances received	206,572	189,007
Other (Notes 11 and 20)	308,212	332,663

Total current liabilities	3,689,072	3,494,253

Long-term liabilities (Note 2):
Long-term debt (Notes 9 and 20)	3,494,198	3,509,820
Obligations under capital leases (Note 16)	34,818	36,919
Liability for employees’ retirement benefits (Note 10)	1,535,964	1,534,885
Accrued liabilities for point programs	211,306	187,432
Deferred income taxes (Note 11)	183,810	169,591
Other (Note 20)	435,496	409,070

Total long-term liabilities	5,895,592	5,847,717

Equity (Note 13):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares in 2011 and 2012
Issued—1,448,659,067 shares in 2011 and 1,323,197,235 shares in 2012	937,950	937,950
Additional paid-in capital (Note 18)	2,834,029	2,832,165
Retained earnings (Notes 6 and 13)	5,155,596	4,888,746
Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 20)	(303,708)	(357,843)
Treasury stock, at cost (Note 13)— 125,524,000 shares in 2011 and 99,431,812 shares in 2012	(603,133)	(418,431)

Total NTT shareholders’ equity	8,020,734	7,882,587

Noncontrolling interests	2,060,198	2,165,142

Total equity	10,080,932	10,047,729

Commitments and contingent liabilities (Note 22)
Total liabilities and equity	¥19,665,596	¥19,389,699

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2010	2011	2012
	Millions of yen
Operating revenues (Note 3):
Fixed voice related services	¥2,355,597	¥2,180,778	¥1,949,557
Mobile voice related services	2,150,734	2,021,579	1,870,064
IP / packet communications services	3,113,411	3,341,112	3,602,541
Sale of telecommunication equipment	598,318	565,874	580,900
System integration	1,242,729	1,382,195	1,776,941
Other	720,587	813,465	727,359

	10,181,376	10,305,003	10,507,362

Operating expenses (Notes 3, 15 and 17):
Cost of services (exclusive of items shown separately below)	2,426,721	2,458,029	2,379,388
Cost of equipment sold (Note 2) (exclusive of items shown separately below)	798,895	760,832	787,681
Cost of system integration (exclusive of items shown separately below)	817,135	915,018	1,209,870
Depreciation and amortization (Note 8)	2,012,064	1,962,534	1,910,698
Impairment losses	4,582	1,094	9,555
Selling, general and administrative expenses (Notes 17 and 23)	3,000,370	2,989,814	2,981,734
Goodwill and other intangible assets impairments (Note 8)	3,916	2,773	5,470

	9,063,683	9,090,094	9,284,396

Operating income	1,117,693	1,214,909	1,222,966

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(55,150)	(55,267)	(56,326)
Interest income	24,004	21,600	19,298
Other, net (Notes 19 and 20)	33,524	(5,445)	53,392

	2,378	(39,112)	16,364

Income before income taxes and equity in earnings (losses) of affiliated companies	1,120,071	1,175,797	1,239,330

Income tax expense (benefit) (Note 11):
Current	494,472	448,813	451,222
Deferred	(47,471)	26,779	136,571

	447,001	475,592	587,793

Income before equity in earnings (losses) of affiliated companies	673,070	700,205	651,537
Equity in earnings (losses) of affiliated companies (Notes 6 and 15)	8,794	1,670	(2,986)

Net income	681,864	701,875	648,551
Less—Net income attributable to noncontrolling interests	189,598	192,246	180,850

Net income attributable to NTT	¥492,266	¥509,629	¥467,701

	2010	2011	2012
	Shares or Yen
Per share of common stock :
Weighted average number of shares outstanding	1,323,262,483	1,323,173,389	1,275,519,400
Net income attributable to NTT	¥372.01	¥385.16	¥366.67
Cash dividends to be paid to shareholders of record date	¥120.00	¥120.00	¥140.00

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2010

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630
Comprehensive income (loss):
Net income			492,266			492,266	189,598	681,864
Other comprehensive income (loss):
Unrealized gain (loss) on securities				15,658		15,658	4,911	20,569
Unrealized gain (loss) on derivative instruments				(927)		(927)	(37)	(964)
Foreign currency translation adjustments				7,787		7,787	1,857	9,644
Pension liability adjustments				129,793		129,793	5,176	134,969

Total other comprehensive income (loss)						152,311	11,907	164,218

Total comprehensive income (loss)						644,577	201,505	846,082

Cash dividends			(152,177)			(152,177)	(81,864)	(234,041)
Changes in NTT’s ownership interest in subsidiaries		(2,061)				(2,061)	15,565	13,504
Acquisition of treasury stock					(491)	(491)		(491)
Resale of treasury stock		(49)			244	195		195
At end of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2011

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879
Comprehensive income (loss):
Net income			509,629			509,629	192,246	701,875
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(4,155)		(4,155)	(2,136)	(6,291)
Unrealized gain (loss) on derivative instruments				(1,643)		(1,643)	110	(1,533)
Foreign currency translation adjustments				(32,770)		(32,770)	(11,346)	(44,116)
Pension liability adjustments				(75,534)		(75,534)	(4,969)	(80,503)

Total other comprehensive income (loss)						(114,102)	(18,341)	(132,443)

Total comprehensive income (loss)						395,527	173,905	569,432

Cash dividends			(158,783)			(158,783)	(86,063)	(244,846)
Changes in NTT’s ownership interest in subsidiaries		(3,929)				(3,929)	(10,370)	(14,299)
Acquisition of treasury stock					(417)	(417)		(417)
Resale of treasury stock		(53)			236	183		183
Cancellation of treasury stock		(916)	(601,976)		602,892	—		—
At end of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2012

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932
Comprehensive income (loss):
Net income			467,701			467,701	180,850	648,551
Other comprehensive income (loss):
Unrealized gain (loss) on securities				6,626		6,626	1,612	8,238
Unrealized gain (loss) on derivative instruments				(935)		(935)	(1,296)	(2,231)
Foreign currency translation adjustments				(54,924)		(54,924)	(14,445)	(69,369)
Pension liability adjustments				(4,902)		(4,902)	(3,640)	(8,542)

Total other comprehensive income (loss)						(54,135)	(17,769)	(71,904)

Total comprehensive income (loss)						413,566	163,081	576,647

Cash dividends			(167,980)			(167,980)	(87,440)	(255,420)
Changes in NTT’s ownership interest in subsidiaries		(1,864)				(1,864)	29,303	27,439
Acquisition of treasury stock					(381,978)	(381,978)		(381,978)
Resale of treasury stock			(20)		129	109		109
Cancellation of treasury stock			(566,551)		566,551	—		—
At end of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2010	2011	2012
	Millions of yen
Cash flows from operating activities:
Net income	¥681,864	¥701,875	¥648,551
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Note 8)	2,012,064	1,962,534	1,910,698
Impairment losses	4,582	1,094	9,555
Deferred taxes (Note 11)	(47,471)	26,779	136,571
Goodwill and other intangible assets impairments (Note 8)	3,916	2,773	5,470
Loss on disposal of property, plant and equipment	111,024	104,730	85,452
Gains on sales of property, plant and equipment	(14,940)	(4,716)	(31,083)
Equity in (earnings) losses of affiliated companies (Note 6)	(8,794)	(1,670)	2,986
(Increase) decrease in notes and accounts receivable, trade	(16,641)	24,299	(175,606)
(Increase) decrease in inventories (Note 5)	27,818	(11,745)	(13,353)
(Increase) decrease in other current assets	(11,026)	(53,605)	(9,877)
Increase (decrease) in accounts payable, trade and accrued payroll	(49,722)	(28,533)	23,499
Increase (decrease) in accrued consumption tax	4,898	512	7,975
Increase (decrease) in accrued interest	(1,176)	841	(973)
Increase (decrease) in advances received	37,613	26,392	(17,330)
Increase (decrease) in accrued taxes on income	(31,409)	(56,536)	(10,883)
Increase (decrease) in other current liabilities	(21,318)	(12,355)	17,873
Increase (decrease) in liability for employees’ retirement benefits	28,274	(32,312)	(19,382)
Increase (decrease) in other long-term liabilities	117,864	68,856	(36,923)
Other	(9,584)	111,659	(24,921)

Net cash provided by operating activities	¥2,817,836	¥2,830,872	¥2,508,299

Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,370,923)	¥(1,410,827)	¥(1,395,087)
Payments for acquisitions of intangible assets	(545,397)	(484,159)	(458,176)
Proceeds from sale of property, plant and equipment	41,288	13,445	64,789
Payments for purchase of non-current investments	(37,220)	(43,017)	(59,400)
Proceeds from sale and redemption of non-current investments	20,611	23,921	14,756
Acquisitions of subsidiaries, net of cash acquired	(52,436)	(382,780)	(47,632)
Payments for purchase of short-term investments	(443,195)	(768,594)	(1,181,657)
Proceeds from redemption of short-term investments	86,306	988,780	1,048,024
Other	(7,942)	11,019	43,137

Net cash used in investing activities	(2,308,908)	(2,052,212)	(1,971,246)

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2010	2011	2012
	Millions of yen
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	450,378	801,185	680,055
Payments for settlement of long-term debt (Note 9)	(538,026)	(782,512)	(719,232)
Proceeds from issuance of short-term debt (Note 9)	3,466,397	2,554,569	1,261,125
Payments for settlement of short-term debt (Note 9)	(3,544,696)	(2,524,709)	(1,520,909)
Dividends paid	(152,177)	(158,783)	(167,980)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 13)	(296)	(234)	(381,869)
Acquisition of treasury stocks by subsidiary (Note 18)	(20,174)	(30,092)	(2,914)
Other	(312,703)	(109,002)	(96,334)

Net cash used in financing activities	(651,297)	(249,578)	(948,058)

Effect of exchange rate changes on cash and cash equivalents	654	(4,986)	(4,010)

Net increase (decrease) in cash and cash equivalents	(141,715)	524,096	(415,015)
Cash and cash equivalents at beginning of year	1,052,777	911,062	1,435,158

Cash and cash equivalents at end of year (Note 4)	¥911,062	¥1,435,158	¥1,020,143

Cash paid during the year for:
Interest	¥56,322	¥54,483	¥58,683
Income taxes, net	511,261	519,205	449,405
Noncash investing and financing activities:
Capital lease obligations incurred during the year	26,387	21,969	20,299
Acquisition of stocks through share exchanges (Note 7)	15,023	—	—
Acquisitions of exchangeable bonds through share exchange (Note 7)	20,821	—	—
Acquisitions of stocks through conversion of exchangeable bonds (Note 7)	26,326	—	—
Cancellation of treasury stock (Note 13)	¥—	¥602,892	¥566,551

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services, solution services and related services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services and related services), principally operated by NTT DOCOMO, Inc. (“NTT DOCOMO”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business terminated mova services on March 31, 2012.

Pursuant to the Nippon Telegraph and Telephone Corporation Law (“NTT Law”) as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 32.6% as of March 31, 2012. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

Note: In December 2000, NTT issued new shares in a public offering. These shares are not included in the total number of issued shares when calculating the percentage of Government-owned shares by special provisions regarding the method for calculating the total number of issued shares of NTT (NTT Law, Supplementary Provisions, Article 13). The total number of Government-owned shares includes shares unregistered because of failure to make title transfer and therefore not actually owned by the Government. These shares are nominally owned by the Government but excluded from the total number of shares owned by the Government when calculating the percentage of Government-owned shares. Taking these conditions into account, the percentage of Government-owned shares is 33.3%.

2.    Summary of significant accounting policies:

The accompanying consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Significant accounting policies are as follows:

(1)	Application of New Accounting Standards

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted Accounting Standards Update (“ASU”) 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.

Effective January 1, 2012, NTT Group adopted ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. Details of disclosures are described in Note 14.

Disclosures about an Employer’s Participation in a Multiemployer Plan

Effective April 1, 2011, NTT Group adopted ASU 2011-09 “Disclosures about an Employer’s Participation in a Multiemployer Plan.” This ASU requires additional disclosures about employers’ participation in multiemployer pension plans including information about the plan’s funded status if it is readily available. Details of disclosures are described in Note 10.

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

Use of estimates—

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assumptions include revenue recognition, estimated useful lives and recover of the carrying value of property, plant and equipment, software and certain other intangibles, goodwill, investments, employees’ retirement benefit obligations, income tax uncertainties and realizability of deferred tax assets and accrued liabilities for point programs.

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

Cash and cash equivalents, short-term investments—

Excess cash is mainly invested in time deposits, marketable bonds of the Japanese Government or commercial paper. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost based. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs and disposals of obsolete handsets during the fiscal years ended March 31, 2010, 2011 and 2012 totaling ¥18,539 million, ¥9,821 million and ¥14,651 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥60,186 million, ¥58,826 million and ¥59,913 million, of which ¥5,036 million, ¥3,559 million and ¥3,587 million were capitalized for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

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

Goodwill, Software and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but tested for impairment at least annually and more frequently when indicators of impairment are present. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for that reporting unit and NTT Group must perform the second step of the impairment test (measurement). Fair values of the reporting units are determined using a discounted cash flow analysis, among other methods. Under the second step, an impairment loss is recognized for any excess of

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, the second step does not need to be performed. NTT Group considered the earthquake, which occurred on March 11, 2011, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on goodwill in relation thereto.

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

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Details of such effects are described in Note 11.

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

VIEs with assets totaling approximately ¥251 billion and ¥223 billion as of March 31, 2011 and 2012, respectively, which were established to develop real estate for rental, and VIEs with assets totaling

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately ¥30 billion and ¥2 billion as of March 31, 2011 and 2012, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop real estate for rental and to lease software at March 31, 2011 and 2012 are included in the consolidated balance sheets as follows:

	2011
	Real estate for rental(*1,2)	Lease software
	Millions of yen
Current assets	¥16,389	¥2,148
Property, plant and equipment	229,494	10,792
Investments and other assets	5,329	17,030
Current liabilities	27,076	5,748
Long-term liabilities	128,499	994

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥135,531 million, “Current portion of long-term debt” totaling ¥25,143 million and “Long-term debt” totaling ¥84,838 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt” are secured by the Company’s land and buildings totaling ¥285,632 million.

	2012
	Real estate for rental(*1,2)	Lease software
	Millions of yen
Current assets	¥15,644	¥16
Property, plant and equipment	201,735	2,463
Investments and other assets	5,935	2
Current liabilities	3,411	129
Long-term liabilities	121,321	874

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop real estate for rental included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥1,825 million and “Long-term debt” totaling ¥87,338 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt” are secured by the Company’s land and buildings totaling ¥250,824 million.

There is no VIE in which NTT Group holds significant variable interest but is not the primary beneficiary as of March 31, 2012.

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

Accrued liabilities for point programs—

NTT Group offers “points,” which provide benefits, including discounts on merchandise, to customers in exchange for points that we grant customers based on the usage of mobile, FLET’S Hikari and other services and records “Accrued liabilities for point programs” relating to the points that customers earn.

New accounting standards not yet adopted—

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. This ASU also requires entities to continue to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This ASU will be effective retrospectively for the presentation of other comprehensive income in fiscal years, and interim periods within those years, beginning after December 15, 2011. Management is currently considering which presentation method to adopt in order to comply with this ASU.

In addition, in December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The amendments allow the deferral of the requirement to identify when items of net income have been reclassified by component out of accumulated other comprehensive income on the face of financial statements.

Reclassifications—

Certain items for prior years’ financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2012.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with affiliated companies for each of the three years in the period ended March 31, 2012 and the related balances at March 31, 2011 and 2012 were as follows:

	2010	2011	2012
	Millions of yen
Operating revenues	¥18,767	¥23,145	¥25,788

Operating expenses	¥96,048	¥105,682	¥104,435

Receivables		¥11,839	¥14,225

Payables		¥73,042	¥83,559

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥18,284 million, ¥18,527 million and ¥17,839 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2011 and 2012 comprised the following:

	2011	2012
	Millions of yen
Cash	¥875,463	¥672,018
Commercial Paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	199,977	210,972
Time deposits, certificates of deposit and other	359,718	137,153

Total	¥1,435,158	¥1,020,143

Commercial Paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell and other deposits are stated at amounts, which approximate fair value.

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

5.    Inventories:

Inventories at March 31, 2011 and 2012 comprised the following:

	2011	2012
	Millions of yen
Telecommunications equipment to be sold and materials	¥157,318	¥160,482
Projects in progress	94,334	101,052
Supplies	63,331	67,839

Total	¥314,983	¥329,373

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Investments in affiliated companies:

Philippine Long Distance Telephone Company—

From March 2007 to February 2008, NTT DOCOMO additionally acquired approximately 7% of outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines, for ¥98,943 million in the market. Together with the approximately 13% of PLDT outstanding common shares held before the additional acquisition by NTT DOCOMO, NTT Group held approximately 21% of the total outstanding common shares of PLDT as of March 31, 2008 and obtained the ability to exercise significant influence over PLDT. Accordingly, NTT Group accounted for its investment in PLDT by applying the equity method during the fiscal year ended March 31, 2008. Furthermore, NTT DOCOMO acquired an additional common equity interest for ¥19,519 million in November, 2011, because PLDT acquired Digital Telecommunications Philippines, Inc. through a stock swap; and this was projected to decrease NTT Group’s interest in PLDT. As a result, NTT Group held approximately 20% of PLDT’s outstanding common shares.

On June, 2011, the Supreme Court of the Philippines promulgated a Decision, where the Court held that non-voting preferred shares are not included in the computation of the Filipino-alien equity requirement of public utilities companies. Although the Supreme Court decision is not final and still under reconsideration, and PLDT is not a party to this case, amendments to the Articles of Incorporation to issue the voting preferred stock were approved in the Special Meeting of Stockholders on March, 2012. Upon the approval of the amendments by the Philippine SEC, the voting preferred stock could be newly issued in future.

NTT Group’s carrying amount of its investment in PLDT was ¥104,748 million and ¥119,735 million as of March 31, 2011 and 2012, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥176,729 million and ¥229,095 million as of March 31, 2011 and 2012, respectively.

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

NTT DOCOMO made additional investments totaling ¥14,424 million in response to a rights offering that TTSL commenced in March and May, 2011. TTSL decided to use the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, NTT Group’s interest in TTSL slightly increased to approximately 27%.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment—

NTT Group reviews the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary on a regular basis. The impairment charges for the fiscal year ended March 31, 2010, 2011 and 2012 are immaterial.

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥61,736 million, ¥61,016 million and ¥68,779 million as of March 31, 2010, 2011 and 2012, respectively.

NTT’s total investment in its affiliated publicly-held companies was ¥128,821 million as of March 31, 2012 and based on quoted market prices at that date, the related market value was ¥247,718 million.

The total carrying values of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2011 and 2012 were greater by ¥362,135 million and by ¥313,088 million than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

7.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2011 and 2012 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥133,440	¥59,965	¥12,638	¥180,767
Debt securities	44,757	621	793	44,585
Held-to-maturity:
Commercial paper*	259,953	—	—	259,953
Other debt securities	4,604	11	2	4,613

Total	¥442,754	¥60,597	¥13,433	¥489,918

*	Commercial paper are “Cash and cash equivalents” totaling ¥199,979 million and “Short-term investments” totaling ¥59,974 million.

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012 are as follows:

	March 31, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,191	¥1,340	¥11,663	¥1,963
Debt securities	9,234	532	6,544	490
Held-to-maturity:
Debt securities	1,104	2	—	—

	March 31, 2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥43,049	¥11,481	¥3,382	¥1,157
Debt securities	983	320	4,612	473
Held-to-maturity:
Debt securities	198	2	—	—

In the ordinary course of business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥68,325 million and ¥70,888 million at March 31, 2011 and 2012, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥67,698 million and ¥68,916 million of these securities for impairment at March 31, 2011 and 2012, respectively, because there are no events or changes in circumstances that have material effects on the fair value or it is not practicable to measure these effects.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2012 are as follows:

	March 31, 2010	March 31, 2011	March 31, 2012
	Millions of yen
Proceeds	¥77,153	¥15,749	¥9,995
Gross realized gain	6,623	3,248	5,559
Gross realized loss	5,027	401	532

The amounts of net income reclassified out of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥(2,005) million, ¥(4,511) million and ¥104 million, respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2011 and 2012 are as follows.

	2011		2012
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥265,682	¥265,691	¥260,753	¥260,753
Due after 1 year through 5 years	1,131	1,129	2,335	2,346
Due after 5 years through 10 years	963	979	1,166	1,166
Due after 10 years	—	—	303	301

Total	¥267,776	¥267,799	¥264,557	¥264,566

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

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2011 and 2012 are as follows:

	2011
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2010	¥39,381	¥419,397	¥38,481	¥2,571	¥499,830
Goodwill acquired during year	157,399	10,852	94,551	—	262,802
Impairment losses	—	—	(1,912)	—	(1,912)
Foreign currency translation adjustments	(4,910)	(3,120)	(4,569)	—	(12,599)
Other	—	(595)	—	—	(595)

Balance at March 31, 2011	¥191,870	¥426,534	¥126,551	¥2,571	¥747,526

	2012
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2011	¥191,870	¥426,534	¥126,551	¥2,571	¥747,526
Goodwill acquired during year	5,316	7,256	28,927	—	41,499
Impairment losses	—	—	(4,764)	—	(4,764)
Foreign currency translation adjustments	(10,020)	(1,539)	(1,277)	—	(12,836)
Other	(5)	—	—	—	(5)

Balance at March 31, 2012	¥187,161	¥432,251	¥149,437	¥2,571	¥771,420

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software and Other intangible assets—

The following table displays the major components of software and other intangible assets as of March 31, 2011 and 2012.

	2011	2012
	Millions of yen
Amortizable intangible assets:
Computer software	¥5,306,474	¥5,565,146
Rights to use utility facilities	334,520	335,998
Other	264,260	274,031
Accumulated amortization	(4,317,440)	(4,594,801)

Total amortizable intangible assets	1,587,814	1,580,374

Non-amortizable intangible assets:
Trademarks and trade names	29,671	27,946

Total non-amortizable intangible assets	29,671	27,946

Total	¥1,617,485	¥1,608,320

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥443,567, million, ¥462,649 million and ¥481,043 million, respectively.

Computer software is recorded at cost and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 18 years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging 11 years.

Non-amortizable intangible assets are the intangible assets with indefinite lives acquired through business combinations, “trademark,” totaling ¥29,671 million and ¥27,946 million as of March 31, 2011 and 2012.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2013	¥466,148
2014	361,987
2015	275,396
2016	179,968
2017	100,406

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2011 and 2012 comprised the following:

	2011	2012
	Millions of yen
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.43% and 0.54% per annum at March 31, 2011 and 2012, respectively	¥134,898	¥50,259
Commercial paper bearing interest at weighted average rates of 0.17% and 0.11% per annum at March 31, 2011 and 2012, respectively	200,989	20,000

Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	5,680	13,248

Total short-term debt	¥341,567	¥83,507

Long-term debt at March 31, 2011 and 2012 comprised the following:

	2011	2012
	Millions of yen
Debt denominated in Japanese yen:
0.36% – 2.06% coupon bonds due 2012 – 2031	¥2,128,633	¥2,114,079
0.49% floating rate bond due 2022	167,192	100
Secured indebtedness to financial institutions—
2.15% (weighted average) loans due 2012 – 2029	49,086	38,545
floating rate loans	24,226	—
Unsecured indebtedness to financial institutions—
1.35% (weighted average) loans due 2012 – 2032	1,527,729	1,737,031
0.53% (weighted average) floating rate loans due 2012 – 2022	75,975	87,588

	3,972,841	3,977,343

Debt denominated in foreign currencies:
1.88% – 2.25% Swiss franc bonds due 2012 – 2013	73,177	73,568
Euro note	59,535	—
Unsecured indebtedness to financial institutions—
2.50%(weighted average) U.S. dollar loans due 2012 – 2019 0.79% (weighted average) U.S. dollar floating rate loans due 2012 – 2027 17.37% (weighted average) South African Rand loans due 2012 – 2018 Other loans due 2012 – 2030	15,945 46,596 16,829 8,146	15,352 70,850 12,309 17,749

	220,228	189,828

Total long-term debt principal	4,193,069	4,167,171
Less—Deferred bond discounts	(395)	(388)

	4,192,674	4,166,783
Less—Current portion	(698,476)	(656,963)

Total long-term debt	¥3,494,198	¥3,509,820

Interest rates and due dates in the above table are stated at March 31, 2012.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All holders of the bonds and notes totaling ¥1,353,335 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long term debt at March 31, 2012 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

The balance of long-term debt as of March 31, 2012, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2013 to the fiscal year ending March 31, 2017 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2013	¥656,963
2014	690,301
2015	421,015
2016	362,807
2017	477,262
Thereafter	1,558,435

Total	¥4,166,783

As of March 31, 2012, NTT Group has unused committed lines of credit amounting to ¥146.4 billion.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2011 and 2012. NTT uses a March 31 measurement date.

	2011	2012
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,166,730	¥2,094,807
Service cost	75,251	72,542
Interest cost	43,854	40,840
Plan amendment	(31)	197
Actuarial loss (gain)	6,243	21,493
Other	4,638	12,594
Benefit payments (Lump-sum severance payments and Pension)	(201,878)	(204,572)

Benefit obligation, end of year	2,094,807	2,037,901

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,136,409	1,086,800
Actual return on plan assets	(16,478)	25,372
Employer contributions	72,040	69,851
Other	3,076	3,588
Benefit payments (Pension)	(108,247)	(112,732)

Fair value of plan assets, end of year	1,086,800	1,072,879

At March 31:
Under funded status	¥(1,008,007)	¥(965,022)

The following table provides the amounts recognized in the consolidated balance sheets:

	2011	2012
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(1,008,046)	¥(965,068)
Other assets	39	46
Accumulated other comprehensive loss (income)	310,145	330,090

Net amount recognized	¥(697,862)	¥(634,932)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2011	2012
	Millions of yen
At March 31:
Net actuarial loss	¥351,345	¥356,081
Transition obligation	1,112	943
Prior service cost(*)	(42,312)	(26,934)

Total	¥310,145	¥330,090

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥2,075,456 million and ¥2,017,742 million at March 31, 2011 and 2012, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
At March 31:
Projected benefit obligation	¥2,093,675	¥2,037,514
Fair value of plan assets	1,085,593	1,072,776

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
At March 31:
Accumulated benefit obligation	¥2,074,323	¥2,017,684
Fair value of plan assets	1,085,593	1,072,776

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2012 included the following components:

	2010	2011	2012
	Millions of yen
Service cost	¥75,818	¥75,251	¥72,542
Interest cost on projected benefit obligation	46,906	43,854	40,840
Expected return on plan assets	(25,171)	(24,819)	(21,562)
Amortization of net actuarial loss	26,779	11,936	16,624
Amortization of transition obligation	134	169	169
Amortization of prior service cost	(22,292)	(22,279)	(15,738)

Total	¥102,174	¥84,112	¥92,875

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥47,540	¥17,681
Amortization of net actuarial loss	(11,936)	(16,624)
Amortization of transition obligation	(169)	(169)
Accrued past service liability	(31)	173
Amortization of prior service cost	22,279	15,738
Other	1,169	3,146

Total	¥58,852	¥19,945

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2013 amount to ¥16,900 million, ¥167 million and ¥(5,604) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2010	2011	2012
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.1%	2.0%	1.9%
Rate of compensation increase	1.9-3.2%	2.4-3.4%	2.4-3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.2%	2.1%	2.0%
Rate of compensation increase	1.9-3.2%	1.9-3.2%	2.4-3.4%
Expected long-term return on plan assets	2.5%	2.3%	2.0%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2011 and 2012. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥11,822	¥11,822	—	—

Debt securities
Japanese government bonds/local government bonds	415,557	396,847	18,710	—
Domestic corporate bonds	119,942	—	119,942	—
Foreign government bonds	90,769	89,474	1,295	—
Foreign corporate bonds	4,102	306	3,796	—

Equity securities
Domestic	138,916	138,916	—	—
Foreign	98,149	98,149	—	—

Securities investment trust
Domestic/debt securities	13,179	—	13,179	—
Domestic/equity securities	11,064	—	11,064	—
Foreign/debt securities	7,845	—	7,845	—
Foreign/equity securities	10,683	—	10,683	—

Life insurance company general accounts	148,643	—	148,643	—

Others	2,208	—	10	2,198

Total	¥1,072,879	¥735,514	¥335,167	¥2,198

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

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2012 are: domestic bonds, 53.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 14.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥7,109 million (0.7% of total plan assets) and ¥3,020 million (0.3% of total plan assets) at March 31, 2011 and 2012, respectively.

NTT Group expects to contribute ¥67,960 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2013.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2013	¥183,669
2014	187,417
2015	181,377
2016	177,088
2017	168,262
2018-2022	610,529

Total	¥1,508,342

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

a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥121,464 million, ¥121,025 million and ¥122,215 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

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

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2011 and 2012. NTT uses a March 31 measurement date.

	2011	2012
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,338,782	¥1,426,059
Service cost	36,591	37,896
Interest cost	27,866	27,980
Actuarial loss (gain)	34,091	(48)
Other	11,967	2,235
Benefit payments	(23,238)	(27,058)

Benefit obligation, end of year	1,426,059	1,467,064

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	921,356	898,141
Actual return on plan assets	(23,447)	12,654
Employer contributions	7,652	7,542
Employee contributions	3,615	3,567
Other	12,203	2,401
Benefits payments	(23,238)	(27,058)

Fair value of plan assets, end of year	898,141	897,247

At March 31:
Under funded status	¥(527,918)	¥(569,817)

The following table provides the amounts recognized in the consolidated balance sheets:

	2011	2012
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(527,918)	¥(569,817)
Accumulated other comprehensive loss	182,711	178,539

Net amount recognized	¥(345,207)	¥(391,278)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2011	2012
	Millions of yen
At March 31:
Net actuarial loss	¥191,578	¥183,549
Prior service cost(*)	(8,867)	(5,010)

Total	¥182,711	¥178,539

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,215,312 million and ¥1,255,295 million at March 31, 2011 and 2012, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2012 included the following components:

	2010	2011	2012
	Millions of yen
Service cost	¥36,415	¥36,591	¥37,896
Interest cost on projected benefit obligation	28,084	27,866	27,980
Expected return on plan assets	(20,539)	(22,858)	(21,901)
Amortization of net actuarial loss	18,869	12,488	17,232
Amortization of prior service cost	(4,597)	(4,526)	(3,857)
Employee contributions	(3,605)	(3,615)	(3,567)

Total	¥54,627	¥45,946	¥53,783

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥80,396	¥9,199
Amortization of net actuarial loss	(12,488)	(17,232)
Amortization of prior service cost	4,526	3,857
Other	91	4

Total	¥72,525	¥(4,172)

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2013 amount to ¥15,921 million and ¥(3,187) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2010	2011	2012
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.1%	2.0%	1.9%
Rate of compensation increase	3.4%	3.4%	3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.2%	2.1%	2.0%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2011 and 2012. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 14.

	2011
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥9,165	¥9,165	—	—

Debt securities
Japanese government bonds/local government bonds	149,044	132,538	16,506	—
Domestic corporate bonds	220,970	—	220,970	—
Foreign government bonds	71,123	67,418	3,705	—
Foreign corporate bonds	2,331	320	2,011	—

Equity securities
Domestic	211,577	211,010	567	—
Foreign	122,184	122,184	—	—

Securities investment trust
Domestic/debt securities	11,724	—	11,724	—
Domestic/equity securities	22,247	—	22,247	—
Foreign/debt securities	8,365	—	8,365	—
Foreign/equity securities	9,598	—	9,598	—

Life insurance company general accounts	53,907	—	53,907	—

Others	5,906	—	2	5,904

Total	¥898,141	¥542,635	¥349,602	¥5,904

	2012
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥5,932	¥5,932	—	—

Debt securities
Japanese government bonds/local government bonds	304,330	289,164	15,166	—
Domestic corporate bonds	88,047	—	88,047	—
Foreign government bonds	68,930	68,281	649	—
Foreign corporate bonds	2,417	123	2,294	—

Equity securities
Domestic	192,082	192,069	13	—
Foreign	108,260	108,260	—	—

Securities investment trust
Domestic/debt securities	14,997	—	14,997	—
Domestic/equity securities	19,660	—	19,660	—
Foreign/debt securities	12,547	—	12,547	—
Foreign/equity securities	13,831	—	13,831	—

Life insurance company general accounts	61,529	—	61,529	—

Others	4,685	—	(2)	4,687

Total	¥897,247	¥663,829	¥228,731	¥4,687

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

NTT Group’s policy toward plan asset management is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. The long-term objective of asset management, therefore, is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2012 are: domestic bonds, 47.7%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 7.0%. As securities investment trust beneficiary certificates are established for each asset, they are allocated among domestic bonds, domestic stocks, foreign bonds and foreign stocks.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥6,974 million (0.8% of total plan assets) and ¥4,727 million (0.5% of total plan assets) at March 31, 2011 and 2012, respectively.

NTT Group expects to contribute ¥7,341 million to the NTT CDBP in the fiscal year ending March 31, 2013.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2013	¥31,359
2014	38,278
2015	41,262
2016	44,123
2017	46,453
2018-2022	256,524

Total	¥457,999

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥56,927 million, ¥55,070 million and ¥50,574 million for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	Millions of yen
Income from continuing operations	¥447,001	¥475,592	¥587,793
Equity in earnings (losses) of affiliated companies	4,821	(1,027)	(4,540)
Other comprehensive income (loss):
Unrealized gain (loss) on securities	16,013	(1,306)	(580)
Unrealized gain (loss) on derivative instruments	(562)	(1,302)	459
Foreign currency translation adjustments	3,558	(12,818)	(15,622)
Pension liability adjustments	79,525	(49,557)	(5,920)

Total income taxes	¥550,356	¥409,582	¥561,590

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2010, 2011 and 2012, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted from consolidated accounting periods that begin on or after April 1, 2012. The aggregate statutory income tax rate declined from approximately 41% to approximately 38% for the fiscal years ending March 31, 2013-2015, and then to approximately 36% for fiscal years ending March 31, 2016 and thereafter. As a result of this change in the income tax rate, net deferred tax assets existing on the enactment date decreased by ¥89,936 million, and these adjustments are included in “Income tax expense (benefit) -Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80,232 million for the fiscal year ended March 31, 2012.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2012, NTT had 107 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations of the difference between the actual effective income tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2010	2011	2012
Statutory tax rate	40.65%	40.65%	40.65%
Tax credit	(1.80)	(1.61)	(1.47)
Net change in valuation allowance	0.98	0.59	(0.27)
Net change in deferred tax liability on change in interest in and reorganization of subsidiaries	(0.39)	—	—
Effect of changes in the enacted tax rates	—	—	6.99
Other	0.47	0.82	1.53

Effective tax rate	39.91%	40.45%	47.43%

Significant components of deferred tax assets and liabilities at March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥627,346	¥558,175
Accrued enterprise tax	17,114	17,215
Property, plant and equipment and intangible assets principally due to differences in depreciation	437,054	386,961
Compensated absences	103,659	96,101
Accrued bonus	45,851	42,895
Unamortized purchases of leased assets	11,388	9,152
Operating loss carryforwards	175,472	149,813
Accrued liabilities for loyalty programs	121,109	97,536
Deferred revenues regarding Nikagetsu Kurikoshi	28,453	20,794
Foreign currency translation adjustments	21,809	36,812
Other	159,345	151,627

Total gross deferred tax assets	1,748,600	1,567,081
Less—Valuation allowance	(274,559)	(242,158)

Total deferred tax assets	1,474,041	1,324,923

Deferred tax liabilities:
Unrealized gains on securities	(3,343)	(5,843)
Special depreciation reserve	(112)	(1,139)
Issuance of subsidiaries common stock etc.	(347,597)	(303,363)
Other	(175,187)	(171,858)

Total gross deferred tax liabilities	(526,239)	(482,203)

Net deferred tax assets	¥947,802	¥842,720

The valuation allowance at March 31, 2011 and 2012 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net change in the total valuation allowance for the year ended March 31, 2010 was a decrease of ¥35,172 million, and for the year ended March 31, 2011 was an increase of ¥8,709 million, and for the year ended March 31, 2012 was a decrease of ¥32,401 million. The increase for the year ended March 31, 2011 is primarily for valuation allowances established for deferred tax assets recognized for subsidiaries acquired in purchase business combinations.

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

Net deferred tax assets at March 31, 2011 and 2012 are included in the consolidated balance sheets as follows:

	2011	2012
	Millions of yen
Deferred income taxes (current assets)	¥244,881	¥223,021
Deferred income taxes (investments and other assets)	886,953	789,293
Other current liabilities	(222)	(3)
Deferred income taxes (long-term liabilities)	(183,810)	(169,591)

Total	¥947,802	¥842,720

At March 31, 2012, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥594,453 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen
Within 5 years	¥158,187
6 to 20 years	373,993
Indefinite periods	62,273

Total	¥594,453

Deferred tax liabilities recognized for certain portions of the undistributed earnings of NTT’s foreign subsidiaries are immaterial.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2011
Millions of yen
Balance at March 31, 2010	¥—
Acquisition	5,345
Increase in tax position of current year	22
Foreign currency translation adjustments	70

Balance at March 31, 2011	¥5,437

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2012
Millions of yen
Balance at March 31, 2011	¥5,437
Increase in tax position of current year	632
Decrease in tax position of prior year	(903)
Settlements	(165)
Foreign currency translation adjustments	(466)

Balance at March 31, 2012	¥4,535

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥5,437 million and ¥4,535 million at March 31, 2011 and 2012, respectively. NTT does not expect any material changes in its reserves for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2010, 2011 and 2012 were immaterial. As of March 31, 2012, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2009 and prior have been completed by the tax authorities.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)

Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) would be cancelled over two fiscal years, with one-half of the treasury stock cancelled during the 2010 calendar year and the remainder of the treasury stock to be cancelled during the fiscal year ended March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010, NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥916 million and ¥601,976 million, respectively.

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of its common stock at ¥223,440 million on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”).

On November 9, 2011, the board of directors resolved that NTT will cancel 125,461,832 shares held as treasury stock on November 15, 2011, and that NTT may acquire up to a total not exceeding 44 million outstanding shares of its common stock at an amount in total not exceeding ¥220 billion from November 16, 2011 through March 30, 2012. As a result of this cancellation, “Retained earnings” decreased by ¥566,551 million. NTT repurchased 41,820,600 shares of its common stock at ¥158,291 million on February 8, 2012 using ToSTNeT-3.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2012 was ¥956,919 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2012 includes amounts representing final cash dividends of ¥85,664 million, ¥70 per share, which were approved at the shareholders’ meeting held on June 22, 2012.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2010, 2011 and 2012 in accumulated other comprehensive income (loss) is shown below:

	2010	2011	2012
	Millions of yen
Unrealized gain (loss) on securities:
At beginning of year	¥17,470	¥33,128	¥28,973
Change during the year	15,658	(4,155)	6,626

At end of year	¥33,128	¥28,973	¥35,599

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥1,613	¥686	¥(957)
Change during the year	(927)	(1,643)	(935)

At end of year	¥686	¥(957)	¥(1,892)

Foreign currency translation adjustments:
At beginning of year	¥(16,265)	¥(8,478)	¥(41,248)
Change during the year	7,787	(32,770)	(54,924)

At end of year	¥(8,478)	¥(41,248)	¥(96,172)

Pension liability adjustments:
At beginning of year	¥(344,735)	¥(214,942)	¥(290,476)
Change during the year	129,793	(75,534)	(4,902)

At end of year	¥(214,942)	¥(290,476)	¥(295,378)

Total accumulated other comprehensive income (loss):
At beginning of year	¥(341,917)	¥(189,606)	¥(303,708)
Change during the year	152,311	(114,102)	(54,135)

At end of year	¥(189,606)	¥(303,708)	¥(357,843)

The following table provides the details of change in unrealized gain (loss) on derivative instruments (net of tax) for the fiscal years ended March 31, 2010, 2011 and 2012:

	2010
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥668	¥367
Less—Reclassification adjustment for realized gain included in net income	(2,157)	(1,294)

Net change in unrealized gain (loss) on derivative instruments	¥(1,489)	¥(927)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(1,795)	¥(918)
Less—Reclassification adjustment for realized gain included in net income	(1,150)	(725)

Net change in unrealized gain (loss) on derivative instruments	¥(2,945)	¥(1,643)

	2012
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥357	¥(520)
Less—Reclassification adjustment for realized gain included in net income	(833)	(415)

Net change in unrealized gain (loss) on derivative instruments	¥(476)	¥(935)

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2011 and 2012:

	2011	2012
	Millions of yen
Net gain (loss) arising during period, before tax	¥(127,367)	¥(26,465)
Prior service cost arising during period, before tax	79	(173)

Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	24,492	33,883
Amortization of transition obligation	184	172
Amortization of prior service cost	(26,811)	(19,601)
Other	4,332	1,362

Change of pension liability adjustments during the year, before tax	(125,091)	(10,822)

Income tax expense related to pension liability adjustments	49,557	5,920

Change of pension liability adjustments during the year, net of tax	¥(75,534)	¥(4,902)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) for the fiscal years ended March 31, 2010, 2011 and 2012 are shown below:

	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
For the fiscal year ended March 31, 2010:
Unrealized gain (loss) on securities	¥36,582	¥(16,013)	¥20,569
Unrealized gain (loss) on derivative instruments	(1,526)	562	(964)
Foreign currency translation adjustments	13,202	(3,558)	9,644
Pension liability adjustments	214,494	(79,525)	134,969

Other comprehensive income (loss)	¥262,752	¥(98,534)	¥164,218

For the fiscal year ended March 31, 2011:
Unrealized gain (loss) on securities	¥(7,597)	¥1,306	¥(6,291)
Unrealized gain (loss) on derivative instruments	(2,835)	1,302	(1,533)
Foreign currency translation adjustments	(56,934)	12,818	(44,116)
Pension liability adjustments	(130,060)	49,557	(80,503)

Other comprehensive income (loss)	¥(197,426)	¥64,983	¥(132,443)

For the fiscal year ended March 31, 2012:
Unrealized gain (loss) on securities	¥7,658	¥580	¥8,238
Unrealized gain (loss) on derivative instruments	(1,772)	(459)	(2,231)
Foreign currency translation adjustments	(84,991)	15,622	(69,369)
Pension liability adjustments	(14,462)	5,920	(8,542)

Other comprehensive income (loss)	¥(93,567)	¥21,663	¥(71,904)

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and 2012 are as follows:

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

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥81,850	¥81,747	¥103	¥—
Foreign equity securities	98,917	98,917	—	—
Domestic debt securities	32,516	6,272	23,516	2,728
Foreign debt securities	12,069	419	11,650	—
Derivatives:
Forward exchange contracts	920	—	920	—
Interest rate swap agreements	153	—	153	—
Currency swap agreements	2,160	—	2,160	—

Liabilities
Derivatives:
Forward exchange contracts	995	—	995	—
Interest rate swap agreements	1,676	—	1,676	—
Currency swap agreements	1,769	—	1,769	—
Currency option agreements	¥1,096	¥—	¥1,096	¥—

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

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

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2011 and 2012 are as follows:

	2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥9,511	¥—	¥—	¥9,511	¥1,928
Cost method investments	1,195	—	532	663	3,052
Goodwill	6,089	—	—	6,089	1,912

	2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥1,896	¥—	¥—	¥1,896	¥1,015
Cost method investments	418	—	—	418	1,153
Goodwill	5,103	—	—	5,103	4,764
Long-lived assets	5,014	—	—	5,014	9,555

(*1)	Quoted prices for identical assets or liabilities in active markets

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Long-lived assets—

If the carrying amount of a long-lived asset is evaluated to be unrecoverable, the long-lived asset is written down to its fair value. In measuring fair value of such long-lived assets, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified to Level 3.

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

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Sales and operating revenue:

Year Ended March 31	2010	2011	2012
	Millions of yen
Sales and operating revenue:
Regional communications business—
External customers	¥3,449,437	¥3,529,551	¥3,306,656
Intersegment	514,906	497,657	458,115

Total	3,964,343	4,027,208	3,764,771
Long distance and international communications business—(*)
External customers	1,145,949	1,223,429	1,573,150
Intersegment	113,693	109,223	105,506

Total	1,259,642	1,332,652	1,678,656
Mobile communications business—
External customers	4,243,432	4,191,795	4,211,099
Intersegment	40,972	32,478	28,904

Total	4,284,404	4,224,273	4,240,003
Data communications business—
External customers	1,007,274	1,031,107	1,108,212
Intersegment	125,239	132,081	143,598

Total	1,132,513	1,163,188	1,251,810
Other—
External customers	335,284	329,121	308,245
Intersegment	797,332	791,146	780,794

Total	1,132,616	1,120,267	1,089,039
Elimination	(1,592,142)	(1,562,585)	(1,516,917)

Consolidated total	¥10,181,376	¥10,305,003	¥10,507,362

(*)	The operating revenues (External customer and Total) for the long-distance and international communications business segment for the fiscal year ended March 31, 2011 and 2012 includes Dimension Data’s operating revenues of ¥78,461 million and ¥465,729 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2010	2011	2012
	Millions of yen
Segment profit:
Regional communications business	¥82,105	¥127,252	¥86,906
Long distance and international communications business	98,230	97,089	116,669
Mobile communications business	828,449	839,102	876,406
Data communications business	64,866	76,978	71,542
Other	13,326	44,857	56,857

Total segment profit	1,086,976	1,185,278	1,208,380
Elimination	30,717	29,631	14,586

Consolidated operating income	1,117,693	1,214,909	1,222,966
Other income	102,071	73,829	103,737
Other expenses	99,693	112,941	87,373

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,120,071	¥1,175,797	¥1,239,330

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥177	¥77	¥93
Long distance and international communications business	657	432	900
Mobile communications business	(3,105)	(9,913)	(14,231)
Data communications business	(142)	91	27
Other	11,207	10,983	10,225

Consolidated total	¥8,794	¥1,670	¥(2,986)

Segment assets:

As of March 31	2010	2011	2012
	Millions of yen
Segment Assets:
Regional communications business	¥7,642,212	¥7,659,004	¥7,456,797
Long distance and international communications business	1,315,930	1,770,589	1,770,522
Mobile communications business	6,905,750	6,945,024	7,090,883
Data communications business	1,324,508	1,502,352	1,515,686
Other	9,901,694	10,009,775	9,924,722

Total segment assets	27,090,094	27,886,744	27,758,610
Elimination	(8,151,039)	(8,221,148)	(8,368,911)

Consolidated total assets	¥18,939,055	¥19,665,596	¥19,389,699

(Note)	Elimination includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See Note 8.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2010	2011	2012
	Millions of yen
Depreciation and amortization:
Regional communications business	¥884,810	¥847,483	¥816,307
Long distance and international communications business	137,269	134,423	137,176
Mobile communications business	706,942	698,690	688,518
Data communications business	151,067	148,404	140,075
Other	125,165	127,419	122,728

Total segment	2,005,253	1,956,419	1,904,804
Elimination	6,811	6,115	5,894

Consolidated total	¥2,012,064	¥1,962,534	¥1,910,698

Capital investments for segment assets:
Regional communications business	¥874,204	¥806,953	¥811,803
Long distance and international communications business	129,010	135,452	152,348
Mobile communications business	686,508	668,476	726,833
Data communications business	162,571	139,070	133,966
Other	134,831	120,155	121,660

Consolidated total	¥1,987,124	¥1,870,106	¥1,946,610

Point program expenses:
Regional communications business	¥—	¥7,760	¥5,615
Long distance and international communications business	1,842	2,145	2,166
Mobile communications business	142,220	126,847	95,790

Consolidated total	¥144,062	¥136,752	¥103,571

The capital investments in the above table represent the additions to fixed assets of each segment.

For segment information related to goodwill impairments, see Note 8.

Transfers between operating segments are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue and tangible long-lived assets attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2010, 2011 and 2012.

Due to the impact of the Great East Japan Earthquake which occurred on March 11, 2011, NTT Group's telecommunications facilities and buildings, among other things, were damaged. For the fiscal year ended March 31, 2011, ¥28,225 million was recorded in consolidated operating expenses as a loss on retirement of damaged facilities, expenses incurred for restoration work and other expenses which resulted from this earthquake. The expenses incurred by business segments were: regional communications, ¥15,700 million; long-distance and international communications, ¥1,042 million; mobile communications, ¥5,843 million; data communications, ¥345 million; and other, ¥5,295 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2012, ¥19,505 million was recorded in consolidated operating expenses as expenses incurred for restoration work and other expenses which resulted from this earthquake.

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2011 and 2012 were as follows:

Class of property	2011	2012
	Millions of yen
Buildings	¥7,365	¥8,339
Machinery, vessels and tools	90,532	91,773
Accumulated depreciation	(53,758)	(57,293)

Total	¥44,139	¥42,819

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2012 are as follows:

Year ending March 31	Millions of yen
2013	¥20,995
2014	15,047
2015	10,701
2016	7,141
2017	3,906
Thereafter	8,073

Total minimum lease payments	65,863
Less—Amount representing interest	(10,235)

Present value of net minimum lease payments	55,628
Less—Current obligation	(18,709)

Long-term capital lease obligations	¥36,919

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥204,011 million, ¥204,999 million and ¥223,811 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2012 are as follows.

Year ending March 31	Millions of yen
2013	¥18,660
2014	15,742
2015	14,458
2016	9,666
2017	1,732
Thereafter	8,545

Total	¥68,803

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2010, 2011 and 2012 were ¥278,144 million, ¥268,221 million and ¥267,853 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥92,128 million, ¥90,977 million and ¥94,821 million, which are included in the selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

18.    Subsidiary stock transactions:

For the fiscal year ended March 31, 2010, NTT DOCOMO repurchased a total of 154,065 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.2% to 66.4%. “Additional paid-in capital” decreased by ¥2,061 million in the consolidated balance sheet as of March 31, 2010 related to the repurchase transactions.

For the fiscal year ended March 31, 2011, NTT DOCOMO repurchased a total of 138,141 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.4% to 66.7%. “Additional paid-in capital” increased by ¥1,964 million in the consolidated balance sheet as of March 31, 2011 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests since April 2009.

19.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2010, 2011 and 2012 were losses of ¥554 million, ¥17,424 million and ¥1,535 million, respectively, and are included in “Other, net” in the consolidated statements of income. Foreign currency exchange loss for the fiscal year ended March 31, 2011 is mainly attributable to the derivative contract to manage the foreign exchange risk associated with overseas investments.

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥173,692 million and ¥1,287 million at March 31, 2011 and 2012, respectively. As discussed in Note 9, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the fiscal year ended March 31, 2010, 2011 and 2012 were as follows:

	2010
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(136)	¥136

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,647)	¥1,647

	2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,650)	¥1,650

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

The notional principal amounts of cash flow hedges at March 31, 2011 and 2012 were as follows:

	2011	2012
	Millions of yen
Forward exchange contracts	¥5,666	¥13,059
Interest rate swap agreements	135,280	124,280
Currency swap agreements	¥142,280	¥77,966

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2011 and 2012 were as follows:

	2011	2012
	Millions of yen
Forward exchange contracts	¥(187)	¥(294)
Interest rate swap agreements	(1,289)	(822)
Currency swap agreements	(910)	350

Total	¥(2,386)	¥(766)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into earnings for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	Consolidated statements of income item	2010	2011	2012
		Millions of yen
Forward exchange contracts	Other, net	¥(33)	¥(114)	¥(264)
Interest rate swap agreements	Other, net	(413)	(654)	(1,173)
Currency swap agreements	Other, net	2,603	1,919	604

Total		¥2,157	¥1,150	¥(833)

As of March 31, 2012, approximately ¥690 million of deferred net losses on derivative instruments in accumulated other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements and Currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2011 and 2012 were as follows:

	2011	2012
	Millions of yen
Forward exchange contracts	¥36,761	¥52,253
Interest rate swap agreements	89,332	89,376
Currency swap agreements	—	288
Currency option agreements	12,760	7,520

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	Consolidated statements of income item	2010	2011	2012
		Millions of yen
Forward exchange contracts	Other, net	¥(5)	¥(4,815)	¥1,254
Interest rate swap agreements	Other, net	(347)	74	(118)
Currency swap agreements	Other, net	14	(14)	30
Currency option agreements	Other, net	(1,552)	(3,426)	763

Total		(1,890)	(8,181)	1,929

Changes in the fair value of the derivatives for the fiscal year ended March 31, 2011 in the table above include forward exchange contracts and call option agreements entered into to manage the foreign exchange risk associated with overseas investments.

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

	2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥4,192,674	¥4,354,131	¥4,166,783	¥4,386,409

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group, which is classified to Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31, 2011 and 2012 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2011	2012
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥485	¥76
Interest rate swap agreements
Prepaid expenses and other current assets	1,235	—
Other assets	46	153
Currency swap agreements
Prepaid expenses and other current assets	5	1,809
Other assets	1,603	321

Subtotal	3,374	2,359

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	347	822
Other assets	—	22
Currency swap agreements
Other assets	—	30
Currency option agreements
Prepaid expenses and other current assets	1	—

Subtotal	348	874

Total	¥3,722	¥3,233

	2011	2012
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥4	¥304
Interest rate swap agreements
Other (Current liabilities)	153	248
Other (Long-term liabilities)	1,185	728
Currency swap agreements
Other (Current liabilities)	7,387	1,769
Other (Long-term liabilities)	2,142	—

Subtotal	10,871	3,049

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	941	609
Other (Long-term liabilities)	90	82
Interest rate swap agreements
Other (Current liabilities)	109	168
Other (Long-term liabilities)	474	533
Currency option agreements
Other (Current liabilities)	1	235
Other (Long-term liabilities)	1,859	861

Subtotal	3,474	2,488

Total	¥14,345	¥5,537

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingent features in derivative instruments—

At March 31, 2012, NTT Group had no material derivative instruments that contain credit-risk-related contingent features, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2012.

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

Rollforward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2011 and 2012 are as follows:

	2011
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
collectively evaluated for impairment	5,204	14,916	5,684	4,877	3	30,684
individually evaluated for impairment	2,389	11,475	6,407	—	70	20,341
Financing receivable:
Balance at March 31, 2011	330,331	439,326	68,085	191,919	1,319	1,030,980
collectively evaluated for impairment	327,444	424,480	57,613	191,919	883	1,002,339
individually evaluated for impairment	2,887	14,846	10,472	—	436	28,641

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
Provision	3,568	(5,924)	(1,238)	2,546	59	(989)
Charge off	(3,688)	(3,673)	(2,481)	(2,740)	(54)	(12,636)
Balance at March 31, 2012	7,473	16,794	8,372	4,683	78	37,400
collectively evaluated for impairment	6,439	7,686	3,935	4,683	6	22,749
individually evaluated for impairment	1,034	9,108	4,437	—	72	14,651
Financing receivable:
Balance at March 31, 2012	336,980	375,506	65,564	223,821	1,439	1,003,310
collectively evaluated for impairment	335,597	363,345	57,233	223,821	1,367	981,363
individually evaluated for impairment	1,383	12,161	8,331	—	72	21,947

Among financing receivables, the main receivables held by the financial subsidiaries are recognized as being in arrears on the basis of time passed since the payment date. Financial receivables determined to have no prospects for collecting contractual interest on the basis of past due date and other factors are no longer recorded as accruing interest.

Financing receivables on nonaccrual status at March 31, 2011 and 2012 are as follows:

	2011	2012
	Millions of yen
Installment sales receivable	¥738	¥434
Lease receivable	8,876	8,922
Loans receivable	11,758	9,251
Credit receivable	1,712	1,342
Others	—	74

Total	¥23,084	¥20,023

NTT determines the credit quality of financial receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financial receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2011 and 2012 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2011
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥189,118	¥11,920	¥201,038	¥—

	2012
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥330,976	¥1,576	¥4,428	¥336,980	¥186
Lease receivable	400,128	3,453	10,368	413,949	1,447
Credit receivable	219,617	2,943	1,342	223,902	—
Others	2,191	5	69	2,265	—
Total	¥952,912	¥7,977	¥16,207	¥977,096	¥1,633

	2012
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥196,056	¥9,372	¥205,428	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2011 and 2012 are as follows:

	2011
	Recorded Investment	Related Allowance	Unpaid Principal Balance
	Millions of yen
With an allowance recorded	¥11,733	¥7,578	¥11,733
With no related allowance recorded	¥19	¥—	¥52

	2012
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥9,071	¥5,236	¥9,071	¥10,405
With no related allowance recorded	¥5	¥—	¥56	¥20

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2012, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2013	¥289,494
2014	30,353
2015	22,805
2016	1,765
2017	812
Thereafter	609

Total	¥345,838

Contingent liabilities at March 31, 2012 for loans guaranteed amounted to ¥31,398 million.

At March 31, 2012, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

23.    Business Combinations:

There were no significant business combinations for the fiscal year ended March 31, 2012.

Business combinations for the fiscal year ended March 31, 2011 were mainly as follows.

Dimension Data—

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Keane—

On December 31, 2010, NTT DATA completed its business combination with Keane International Inc., a U.S. based company, for total cash consideration of ¥95,342 million, and Keane became a wholly owned subsidiary. This acquisition is expected to enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. This business combination has been accounted for by applying the acquisition method. The fair values of the assets acquired and liabilities assumed, as well as the resulting goodwill recognized as of the acquisition date were ¥74,786 million, ¥60,843 million and ¥81,399 million, respectively. Certain required disclosures such as pro forma information are not provided due to the immateriality of this business combination. Due to the integration and reorganization of business at NTT DATA group companies in North America, Keane International, Inc. changed its name to NTT DATA International Services, Inc. on January 31, 2012.

24.    Subsequent events:

There were no significant subsequent events.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2010:
Allowance for doubtful accounts	¥45,208	¥18,453	¥(22,569)	¥41,092

Fiscal year ended March 31, 2011:
Allowance for doubtful accounts	¥41,092	¥30,282	¥(25,467)	¥45,907

Fiscal year ended March 31, 2012:
Allowance for doubtful accounts	¥45,907	¥29,840	¥(27,391)	¥48,356

*1:	Primarily amounts written off.

	Balance at beginning of period	Additions	Deductions	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2010:
Valuation allowance—Deferred tax assets	¥301,022	¥22,392	¥(57,564)	¥265,850

Fiscal year ended March 31, 2011:
Valuation allowance—Deferred tax assets	¥265,850	¥48,496	¥(39,787)	¥274,559

Fiscal year ended March 31, 2012:
Valuation allowance—Deferred tax assets	¥274,559	¥19,816	¥(52,217)	¥242,158

Additions in the table above mainly consist of valuation allowances charged to expenses and those established for deferred tax assets recognized for subsidiaries acquired in purchase business combinations.