Form 20-F
period 2013-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2013-06-28
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2013
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s Name into English)

JAPAN

(Jurisdiction of incorporation or organization)

3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of Principal Executive Offices)

KAZUHIKO NAKAYAMA

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

Common stock	1,185,374,632 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	47

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	92

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	100

ITEM	8	—	FINANCIAL INFORMATION	102

ITEM	9	—	THE OFFER AND LISTING	102

ITEM	10	—	ADDITIONAL INFORMATION	105

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	118

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	121

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	122

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	122

ITEM	15	—	CONTROLS AND PROCEDURES	122

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	123

ITEM	16B	—	CODE OF ETHICS	123

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	123

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	124

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	124

ITEM	16F	—	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	125

ITEM	16G	—	CORPORATE GOVERNANCE	125

ITEM	16H	—	MINE SAFETY DISCLOSURE	126

PART III

ITEM	17	—	FINANCIAL STATEMENTS	127

ITEM	18	—	FINANCIAL STATEMENTS	127

ITEM	19	—	EXHIBITS	127

			SIGNATURES	128

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT, its subsidiaries and its affiliated companies and any of their respective predecessors in business, and “NTT Public” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “Dimension Data” refers to Dimension Data Holdings plc, “NTT Plala” refers to NTT Plala Inc., “NTT DOCOMO” refers to NTT DOCOMO, INC., “NTT DATA” refers to NTT DATA CORPORATION, “NTT Urban Development” refers to NTT URBAN DEVELOPMENT CORPORATION and “NTT Finance” refers to NTT FINANCE CORPORATION. The Government of Japan is sometimes referred to herein as the “Government.”

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2009 through 2013 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2012 and 2013, and for each of the three fiscal years ended March 31, 2011, 2012 and 2013, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	Years ended March 31,
	2009	2010	2011	2012	2013
	(in millions of yen)
Operating revenues	¥10,416,305	¥10,181,376	¥10,305,003	¥10,507,362	¥10,700,740
Operating expenses	9,306,553	9,063,683	9,090,094	9,284,396	9,498,772

Operating income	1,109,752	1,117,693	1,214,909	1,222,966	1,201,968
Other income (expenses)	(4,589)	2,378	(39,112)	16,364	(869)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,105,163	1,120,071	1,175,797	1,239,330	1,201,099
Income tax expenses	370,083	447,001	475,592	587,793	481,229
Equity in earnings (losses) of affiliated companies	(1,916)	8,794	1,670	(2,986)	(10,131)
Net income	733,164	681,864	701,875	648,551	709,739

Less—Net income attributable to noncontrolling interests	194,485	189,598	192,246	180,850	185,668

Net income attributable to NTT	¥538,679	¥492,266	¥509,629	¥467,701	¥524,071

	2009	2010	2011	2012	2013
	(in yen, except share amount)
Per Share of common stock:
Net income attributable to NTT	¥400.41	¥372.01	¥385.16	¥366.67	¥432.44
Cash dividends, applicable to earnings for the year	¥110.00	¥120.00	¥120.00	¥140.00	¥160.00
Average number of Shares outstanding	1,345,302,411	1,323,262,483	1,323,173,389	1,275,519,400	1,211,880,769

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	As of March 31,
	2009	2010	2011	2012	2013
	(in millions of yen)
Current assets	¥4,068,051	¥4,245,699	¥4,770,297	¥4,711,931	¥4,669,288
Property, plant and equipment (net)	10,201,519	10,057,546	9,900,640	9,806,356	9,776,687
Total assets	18,796,388	18,939,055	19,665,596	19,389,699	19,653,689
Current liabilities	3,694,199	3,588,310	3,689,072	3,494,253	3,499,389
Long-term liabilities	5,956,559	5,579,866	5,895,592	5,847,717	5,527,675
Capital stock (common stock plus additional paid-in capital)	3,778,987	3,776,877	3,771,979	3,770,115	3,765,562
NTT shareholders’ equity	7,298,110	7,788,153	8,020,734	7,882,587	8,319,034
Total equity	¥9,145,630	¥9,770,879	¥10,080,932	¥10,047,729	¥10,626,625

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since its founding in 1985. The year-end dividend is recommended by the board of directors and is subject to approval by shareholders at the ordinary general meeting of shareholders required to be held in June of each year, and by the Minister of Internal Affairs and Communications (the “Minister”). Immediately following such approvals, dividends are distributed to holders of record as of the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or, with shareholder approval, in kind. In addition to year-end dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year (interim dividends) provided that approvals are granted by its board of directors and the Minister.

For NTT’s dividend policy, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and board of director (interim dividend) approval dates, as applicable, payment dates and amount of dividends (expressed in Japanese yen) paid by NTT for each of the six-month periods indicated.

Record Date/Six months ended	Approval Date	Payment Date	Dividend per Share(*)
			(in yen)
September 30, 2008	November 7, 2008	December 9, 2008	¥55
March 31, 2009	June 24, 2009	June 25, 2009	¥55
September 30, 2009	November 9, 2009	December 10, 2009	¥60
March 31, 2010	June 24, 2010	June 25, 2010	¥60
September 30, 2010	November 9, 2010	December 13, 2010	¥60
March 31, 2011	June 23, 2011	June 24, 2011	¥60
September 30, 2011	November 9, 2011	December 12, 2011	¥70
March 31, 2012	June 22, 2012	June 25, 2012	¥70
September 30, 2012	November 8, 2012	December 10, 2012	¥80
March 31, 2013	June 25, 2013	June 26, 2013	¥80

(*)	On January 4, 2009, NTT carried out a 100-for-1 stock split. The figures provided for Dividend per Share are adjusted for the stock split. For further details on the stock split, see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares and Adoption of Unit Share System.”

See Note 13 to the Consolidated Financial Statements for a discussion of the Corporation Law of Japan (the “Corporation Law”) with respect to dividends.

Both the payment and the amount of dividends are subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable Government regulatory actions and approval by shareholders and the board of directors, as applicable, and the Minister.

Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which American Depositary Receipts (“ADRs”), which evidence ownership interests in ADSs, are issued by JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), the Depositary is required, to the extent that in its judgment it can convert Japanese yen into U.S. dollars on a reasonable basis and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute amounts received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

Exchange Rate Information

In this annual report, all amounts are expressed in Japanese yen (“¥” or “yen”), except as otherwise specified.

On June 14, 2013, the Noon Buying Rate (as defined below) was US$1 = ¥94.34.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Years ended March 31	High(1)	Low(1)	Average(2)	Period-end(3)
	(yen per dollar)
2009	108.69	89.83	100.85	99.15
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16

Months of 2013	High(4)	Low(4)	Average(5)	Period-end(6)
January	91.28	86.92	89.06	91.28
February	93.64	91.38	93.00	92.36
March	96.16	93.32	94.77	94.16
April	99.61	92.96	97.76	97.52
May	103.52	97.28	100.92	100.83
June (through June 14, 2013)	100.15	94.29	97.31	94.34

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

Risk Factors

In addition to the other information contained in this annual report, prospective investors should carefully consider the risks described below related to NTT Group’s business environment, business strategy and operations, regulations to which NTT is subject and NTT’s relationship with the Government. Additional risks not currently known to NTT or that NTT now deems immaterial may also impair NTT Group’s business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. NTT Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks NTT Group faces as described below and elsewhere in this annual report.

Risks associated with the business environment and NTT Group’s corresponding business strategies

NTT Group’s business may be affected by the economic situation globally and in Japan.

In the fiscal year ended March 31, 2013, despite the relative stabilization of the U.S. economy, Europe’s bond-related economic downturn had a ripple effect on China and other emerging market countries, leading to continued global economic stagnation. The Japanese economy, despite showing signs of mild recovery, mainly from domestic demand stemming from rebuilding after the Great East Japan Earthquake, has shown weakened growth from the effects of the global economic slowdown.

The Japanese economy is expected to gradually recover as a result of an improved export environment, the effects of Japan’s economic measures and monetary policies and improved consumer confidence. Nevertheless, the risk of economic stagnation in Japan remains due to the potential negative influence of overseas economies. Changes in the state of employment and consumer income levels also need to be monitored. In the event that the state of the Japanese economy does not improve or worsens, NTT Group’s financial condition and results of operations may be adversely affected as a large amount of NTT Group’s business revenues are attributable to the provision of services in Japan. In the solutions business in particular, corporate IT investments have been restrained by, among other things, a decline in corporate earnings. Meanwhile, customers are becoming increasingly cost-conscious and requiring stringent evaluations of potential IT investments, which may lead to declines in the sales prices of systems and services provided by NTT Group in the current market environment.

NTT Group’s other businesses include the real estate business and finance business. In the real estate business, NTT Group’s financial condition and results of operations may be impacted by a decrease in the profitability of investments if there is a decrease in demand in the real estate leasing market or apartment sales market as a result of an economic slowdown. In the finance business, in order to minimize losses incurred as a result of the insolvency of counterparties, NTT Group has been making an effort to manage the extension of credit based on the creditworthiness of its counterparties. However, the economic circumstances of these counterparties may change due to the impact of an economic slowdown, which may lead to unrecoverable loans, potentially affecting NTT Group’s financial condition and results of operations.

NTT Group evaluates various means of capital procurement, including the issuance of corporate bonds and incurring debt. Although NTT is working toward securing low interest financing and stable sources of funds, NTT Group’s capital procurement costs may increase if there are major fluctuations in the financial markets. Further, if the asset value of investment securities and other assets owned by NTT Group declines because of depressed stock and financial markets, impairment losses may adversely affect NTT Group’s results of operations. In addition, real estate sales and pension investments by NTT Group may suffer further effects from a slower economy.

NTT Group’s market share and revenues may suffer from competition.

It is anticipated that competition in the information and communications market in Japan will grow increasingly fierce with the entry of companies employing a variety of business models. NTT Group faces competition in all of its business segments. For details, see “Item 4—Information on the Company—Competition.”

In particular, there has been a rapid spread of fiber-optic and Long Term Evolution (“LTE”) (a communication method characterized by high speed, high capacity, efficient use of signals and low latency with specifications formulated by the 3rd Generation Partnership Project) broadband services and an increase in the number of smartphone and tablet devices in the information and communications market, resulting in a worldwide expansion of the use of social media. As a result, a variety of Japanese and overseas businesses have entered the market, leading to the diversification and sophistication of services and devices. Going forward, NTT Group expects further rapid changes in the information and communications market centered around cloud services.

NTT Group believes that it maintains a competitive advantage over other companies in Japan’s information and communications market. However, in light of the changing competitive environment, there is no guarantee that NTT Group will be able to maintain its current competitive advantage. Such competition from other market participants may have an effect on NTT Group’s future growth and profitability.

In the fixed-line communications market, competition based on technological reform continues to develop.

The conventional fixed-line telephone services market continues to shrink as a result of the shift to IP telephone services and other factors. To increase its competitiveness, NTT Group plans to strengthen its “Hikari Denwa” and other IP telephone services. However, revenues could fall more than expected if customers of NTT East and NTT West switch to competitors offering IP telephone services using fiber-optic services or CATV lines.

In the fixed-line broadband business market, access lines are becoming faster and less expensive. In addition to increasing facility and service competition among service providers, the market environment is undergoing major changes as a result of the expansion of triple-play service offerings, which include video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic services have expanded to account for over half of broadband services in Japan. NTT Group expects that competition with providers of other fiber-optic services, increased speeds of wireless and broadband services such as LTE, CATV and wireless broadband will continue, due to the spread of smartphones and tablet devices. As a result, NTT Group may experience a decrease in market share or a slowdown in the growth of its subscriber base and need to reduce its rates further. To address such competition, NTT may be required to incur more expenses than anticipated to increase its customer base, which may have an effect on NTT Group’s financial condition and results of operations.

In the mobile communications market, there has been a shift away from the conventional vertically integrated market, as the application market is expanding in conjunction with the popularity of smartphones, ultra-high-speed broadband using LTE and other technologies, and competition is growing more intense not only within each market layer (handset, network, communication platform, and content and application layers), but across the layers as well. For example, NTT Group faces fierce competition resulting from Mobile Number Portability (“MNP”), the emergence of new businesses, the merging of other business operators, the rollout of attractive mobile devices from other service providers that appeal to customers, the diversification of rate plans, and the introduction of new services,. Moreover, some carriers are already offering fixed-mobile convergence services with features such as combined point programs for both mobile and fixed-line services, free calls between mobile and fixed-line phones and set discounts on fixed-line broadband services, and it is possible that these carriers will further develop their service offerings to provide a high level of customer convenience. In addition, NTT Group’s ability to provide such fixed-mobile convergence services may be restricted by regulations.

Under these market conditions, the number of subscriptions that NTT Group acquires or retains may be lower than anticipated, and the costs required to acquire or retain subscribers may be greater than anticipated, which consequently may adversely affect the financial condition and performance of NTT Group. In this competitive market environment, in order to provide more advanced and wide-ranging services and increase convenience for its customers, NTT Group has provided various new rate plans and services and has revised its rate structure. However, NTT Group cannot be certain that these measures will enable it to acquire new subscribers or maintain existing subscription levels and the diversification of rate plans could lead to a decline in Average Monthly Revenue per Unit (“ARPU”). If the subscription rate for various discount services or the trend of subscribers using and switching to flat-rate services is not in accordance with NTT Group’s expectation, its ARPU may decrease more than expected. The foregoing factors may have an effect on NTT Group’s financial condition and operating results.

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

Further, with regard to the upper layer services (platforms, content and applications), which are expected to have increasing importance for the development of NTT Group, new companies are expected to continue entering the market in a variety of forms from a multitude of fields. If the competitive environment going forward is more intense than anticipated, NTT may not be able to secure its anticipated market share.

Growth of new NTT Group businesses and migration from existing businesses accompanying the expansion of IP, broadband and cloud services and other market developments may not progress as anticipated.

Optical broadband services and LTE broadband service speeds have increased in Japan’s information and telecommunications market, and smartphones, tablets and other devices have gained widespread market acceptance, together with the increased use of social media and cloud services. There has also been a worldwide trend toward the entry of various new participants into the market, in addition to telecommunications companies, and a rapid growth in the variety and sophistication of services. NTT Group expects that the further development of broadband services will lead to increased distribution of content and applications, and the importance of the content and applications layer in business development will grow.

NTT Group has put significant effort into its content services and application layers, which are becoming more important. Specifically, NTT Group introduced new services that can be conveniently used on smartphones and tablet devices, such as “d shopping,” an easy-to-use online shopping service, and “d game,” a service that allows users to securely and safely enjoy carefully selected games. NTT Group’s initiatives with respect to cloud services, which are expected to grow, include the development and provision of client systems by enhancing the service offerings of “BizCity” and “BizXaas,” and the provision of cloud services for individual customers, such as “Shabette Concier.” However, revenues may not increase as anticipated if the contents services provided by NTT Group and cloud services do not grow as expected.

In an effort to expand its broadband user base in the fixed-line communications business, NTT Group launched discount campaigns to attract new subscribers, offered rate plans to promote long-term and continuous use, and collaborated with other businesses and local governments with the goal of further expanding fiber-optic services.

However, revenues may not grow as anticipated if any of the following were to occur: the market for fiber-optic services does not expand as anticipated due to less than anticipated expansion of video distribution services and other fiber-optic services; rate reductions for fiber-optic access services are greater than anticipated; any issues relating to the formulation of business models, construction of networks or development of technology for the provision of broadband services cannot be easily resolved; or ICT use in the public sector, including in medicine, education and government, does not progress as anticipated.

In both the corporate and residential markets, fiber-optic IP telephone services that permit the use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for the high quality “Hikari Denwa” fiber-optic access IP telephone service and its other IP telephone services, NTT expects that the migration of customers to these IP telephone services will have a negative effect on the profitability of conventional fixed-line telephone services. Growth in revenues from the expansion of fiber-optic services and broadband services, as well as cost reductions achieved through the efficiencies of IP technology, are projected to offset the negative effect on fixed-line telephone services. Nevertheless, as discussed above, if revenues in these areas do not grow as anticipated, there is a risk that NTT Group’s earnings and expenses may be adversely affected.

NTT Group announced its migration plan from existing PSTN networks to the Next Generation Network (the “NGN”) in November 2010. However, if the migration to the NGN does not progress as anticipated, the maintenance costs for duplicative facilities for a prolonged period and other transient costs may affect the financial condition and results of operations of NTT Group.

In the mobile communications business, NTT Group believes that an increase in revenues from factors such as the expansion of smartphone services and “Xi” (pronounced “crossy”), an LTE service, and the related increase in packet and other communications services, and measures for new value creation in collaboration with various services and industries, is a critical element for future growth. Nevertheless, growth of these services may potentially be curtailed and NTT’s financial condition and results of operations may be negatively impacted if operating systems, applications and content-providing partners required for the provision of services do not cooperate or collaborate as expected or on acceptable terms, new services fail to meet expectations in terms of scheduling, costs, customer demand and appeal, the various current or future services of NTT DOCOMO are insufficient or not attractive enough to maintain current subscribers or attract new ones, market demand for handset functions is not as envisioned, or higher communication speed through LTE cannot be expanded as scheduled.

NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of business may not produce the returns or provide the opportunities NTT Group expects.

NTT Group has sought to enter into joint ventures, alliances and collaborations with both domestic and overseas companies and organizations to more actively respond to changes in the telecommunications market, such as globalization, migration to cloud services and the diversification of user devices. NTT has focused on the steady expansion of total ICT services by utilizing the group’s abilities in order to respond to the need for high-quality, comprehensive ICT services from corporate customers in Japan and abroad with global end-to-end, one-stop services. However, NTT Group may not be able to maintain or enhance the value or financial performance of domestic and overseas operations in which it has invested or agreed to invest, or which NTT Group will invest in or ally with in the future, or achieve sufficient synergies with these operations.

Over the past few years, NTT Group has proactively strived to strengthen its global businesses. With a global customer base of 10,000 companies, including the overseas subsidiaries of group companies, along with the ability to provide rapid and low-cost services by harnessing group company synergies and cross-selling efforts, NTT Group is working to expand its global area coverage and ICT service offerings in order to strengthen its services. NTT Group has established a “Global Strategy Committee,” “Global HR Committee” and a “Global R&D Committee” consisting of representatives from group companies, including foreign subsidiaries, to strengthen the framework for promoting such global strategy. However, the merits of diversification may be outweighed by the inability to implement appropriate controls, and differences in thinking and awareness with respect to managerial ideas and vision may lead to difficulties in the implementation of business strategies and conduct of operations.

For the reasons stated above, NTT’s global businesses may not expand as anticipated and NTT may record write-downs related to the impaired value of investments in future periods.

NTT Group may not achieve anticipated cost savings.

NTT Group intends to continue to reduce personnel costs and improve overall operating efficiency in its fixed-line communications business. Moreover, with the transition to fiber-optic access and IP networks, NTT Group is seeking to reduce costs by improving operational systems efficiency and reengineering the business processes of its call center operations. However, sufficient cost reductions may not be achieved if countermeasures become necessary to address changes in the competitive environment or changes in the market environment due to an economic slowdown.

NTT Group is working to improve the operational efficiency of its networks, sales and services, research and development and devices in its mobile communications business in order to strengthen its business structure. However, NTT Group may not be able to achieve expected cost reductions if operational efficiency does not progress as planned due to intensified competition with other businesses or changes in market conditions.

NTT Group also expects to achieve significant cost reductions by reducing capital expenditures for fiber-optic access, the NGN and mobile communications networks by deploying the results of technical innovations, lowering the cost of equipment, improving construction methods and centralizing, increasing the capacity of and optimizing the configuration of base station facilities. NTT Group aims to reduce the total amount of capital expenditures as a percentage of operating revenues by shifting the focus of capital expenditures to service creation businesses after capital expenditures in fiber optic access and the NGN stabilize at a lower level. However, in the event capital expenditure is not as efficient as envisioned due to such factors as network capacity expansion in response to increased data traffic resulting from the spread of smartphones and other tablet devices and the migration to Xi, or the enhancement of data centers in conjunction with the development of cloud services, it is possible that capital expenditures will exceed expectations.

Other mobile service providers in the world may not adopt or may discontinue use of technologies and frequency bands that are compatible with those used by NTT DOCOMO’s mobile communications systems, which could affect NTT Group’s ability to offer international services.

NTT DOCOMO is able to offer global roaming services on a worldwide basis because a sufficient number of other mobile service providers have adopted technologies that are compatible with the technologies it uses on its mobile communications systems. However, NTT Group cannot guarantee that its overseas affiliates, strategic partners and other mobile service providers will continue to use technologies compatible with NTT DOCOMO’s systems.

If a sufficient number of mobile service providers switch to other technologies, or if there is a delay in the introduction of compatible technologies, NTT DOCOMO may not be able to offer international roaming or other services as expected and may not be able to offer its subscribers the convenience of overseas services.

Also, NTT DOCOMO cannot ensure that handset and network vendors will be able to modify their handsets and networks appropriately and promptly if the actions of standardization organizations result in changes to the standardized technologies that NTT DOCOMO adopts, which would require modifications to the handsets and networks that NTT DOCOMO uses.

If compatible technologies do not develop as expected and NTT DOCOMO is not able to maintain or improve the quality of its overseas services or enjoy the benefits of global economies of scale, NTT Group’s financial condition and results of operations may be adversely affected.

If NTT Group and its business partners are unable to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business, NTT Group may not be able to offer certain technologies, products, or services. In addition, NTT Group may be liable for damages due to infringement of the intellectual property rights of other companies. Further, NTT Group’s contemplated license revenues may be lower than expected and NTT Group’s competitive advantage may be compromised if intellectual property and other rights owned by NTT Group are used improperly by third parties.

In order for NTT Group and its business partners to carry out their business operations, it is necessary for NTT Group and its business partners to obtain licenses and other rights to use the intellectual property and other rights of third parties. Currently, NTT Group and its business partners have obtained licenses from the holders of such rights by concluding agreements with such holders, and NTT Group plans to continue to obtain licenses from the holders of other intellectual property rights that are necessary for carrying out its future business. However, if agreements cannot be reached with the holders of such rights or if agreements concerning rights previously granted cannot be maintained thereafter, NTT Group and its business partners may not be able to provide certain technologies, products or services.

Further, as NTT Group companies acquire foreign corporations, NTT Group businesses are becoming increasingly internationalized, and as a result, it is increasingly possible that a foreign corporation will assert infringement of intellectual property or other rights against NTT Group. If NTT Group is subject to claims of infringement of intellectual property rights, NTT Group may be required to expend considerable time and incur costs in reaching a resolution, and if such claims are determined adversely to NTT Group through a court judgment or through a settlement between the relevant parties, revenues from businesses related to such rights may decrease and NTT Group may be liable for damages for infringement of such rights, and NTT Group’s relevant business may be subject to an injunction, which may in turn adversely affect its financial condition and results of operations. Further, NTT Group’s contemplated license revenues may be lower than expected and NTT Group’s competitive advantage may be compromised due to third parties improperly using the intellectual property and other rights owned by NTT Group.

Risks associated with business management

System and network disruptions and issues with system architecture may affect NTT Group’s financial condition and results of operations.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has deployed and maintains fixed-line subscriber telephone, fiber-optic access, W-CDMA and LTE networks nation-wide. NTT Group has implemented a variety of measures with respect to its networks and systems in order to ensure safe and stable services, including strengthening the durability and water resistance of exchange offices and re-assessing its transmission lines, but it is possible that notwithstanding these measures, natural disasters such as earthquakes, tsunamis, typhoons and floods, and other issues including hardware and software failure, cyber-terrorism, terrorism, armed action, regional conflict and various other events could cause system and network failure or result in an inability to provide stable services. In such an event, NTT Group’s financial condition and results of operations may be affected.

In particular, the occurrence of a large scale disaster could cause severe damage to NTT Group’s telecommunications networks which could take a long time to restore, and emergency electricity use restrictions which could hinder NTT Group’s ability to provide stable services. These events may result in the deterioration of NTT Group’s reputation for reliability and its corporate image, as well as lead to reductions in income and substantial repair costs.

The number of NTT Group services and products using advanced technology has increased, resulting in increased quality control risk. In particular, smartphone and tablet device applications contain elements which could increase the load on NTT Group’s network facilities beyond the level contemplated, such as communications applications that can secure or cut off connections, which cause an increase in control signals between devices and the network. While NTT Group is endeavoring to enhance quality and reliability by making capital investments in its network facilities to strengthen network resilience and to accelerate response time, if such traffic cannot be processed or a service or product of NTT Group has a defect or there is a human error, such as an error in equipment settings, NTT may be held liable for damages, and the reputation of NTT Group’s services and products may be affected.

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. As a responsible service provider in the information and communications industry, NTT Group is actively working on security countermeasures, but if an unforeseeable event occurs, it is possible that there will be cases of unauthorized access and virus infections, causing customers’ trust in NTT Group to diminish. Further, NTT DOCOMO’s mobile phones are equipped with various functions, such as payment settlement functions, and NTT DOCOMO provides the services of many other service providers on its mobile phones, which may increase the risk of malfunctions, defects, leaks of personal information from mobile phones and other issues caused by flaws or deficiencies in the services of such service providers.

With respect to the solutions business, NTT Group generally assumes full contractual responsibility at all stages—from the receipt of orders to delivery to the building of systems and the delivery of such systems to clients. There is the possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

NTT’s reputation and credibility may be affected by fraud or misconduct in Japan or abroad, or by inappropriate use or leaks of confidential business information and personal information.

NTT Group is subject to a wide variety of related laws and regulations because of its network of business locations which handle a variety of products and services both in Japan and abroad. As a result, some of NTT Group’s business activities require licenses, notifications, and permit approvals. In addition, with respect to business operations outside of Japan, there is a possibility that the burden on the overseas business will increase from, among other things, the local rules and regulations of the countries in which NTT operates, or the lack thereof, the unpredictable interpretations of such local laws, the adoption of new laws and the revision of existing laws.

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

In addition, mindful of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including the personal information of customers. At the same time, NTT Group is currently implementing the “NTT Group Information Security Policy,” which includes enhanced internal information management, training and awareness-raising for officers and employees, publication of manuals and other measures intended to fully address the issue of protection of confidential information including personal information. NTT Group expects to be able to ensure proper management of confidential information including personal information in accordance with its policy. However, if there is a leak or other misuse of such confidential information, such action may affect NTT Group’s business, including its reputation and credibility, and NTT Group’s ability to obtain new subscribers or secure governmental contracts may be adversely impacted.

Misuse of products and services offered by NTT Group may have an adverse impact on the credibility and corporate image of NTT Group and could expose NTT Group to liability.

Inappropriate use of NTT Group’s products and services by users may result in a decrease in the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image, which may in turn affect NTT Group’s financial condition and results of operations.

For example, with respect to unsolicited bulk e-mails being sent through NTT DOCOMO’s e-mail services, including “i-mode” mail service, “sp-mode” mail service and “Short Message Service,” despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions with its handsets and suspending the use of or terminating contracts with companies which distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. If NTT DOCOMO’s subscribers receive a large amount of unsolicited e-mail, it may cause a decrease in customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of “i-mode” and “sp-mode” subscriptions.

Further, there has been a wide range of debate regarding issues such as the potential negative impact caused by access by minors to illegal or harmful websites, and regarding the effectiveness of filtering services intended to restrict minors from accessing such harmful sites. These issues may similarly damage NTT DOCOMO’s corporate image.

Mobile phones have also been used in crimes such as the bank transfer scam, wherein callers request an emergency bank remittance of funds pretending to be a close relative of the person called. To combat such misuses of NTT DOCOMO’s services, NTT DOCOMO introduced various measures such as stricter identification confirmation requirements at points of purchase, and ending the provision of pre-paid mobile phones capable of making voice calls as of the end of March 2012 because such pre-paid mobile phones are easier to use in criminal activities. However, in the event criminal usage increases, mobile phones may be regarded as a social problem and this may lead to an increase in the cancellation of subscriptions.

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

NTT Group believes that it has properly addressed these social issues by providing services such as filtering functions and restrictions on sites that can be accessed, as well as mobile phones designed specifically for young people, but it is not certain whether NTT Group will be able to continue to carry out proper measures in the future. If NTT Group is unable to address these issues in an appropriate manner, this may result in an increasing number of cancellations among current subscribers and an inability to acquire the anticipated number of new subscribers, which may impact NTT Group’s financial condition and results of operations.

Risks associated with the Government, including rules, regulations, and others

Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.

The regulation of the Japanese telecommunications industry has been changed in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost Methodology (“LRIC Methodology”) for interconnection charges, together with amendments to telecommunications laws aimed at promoting competition. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s financial condition and results of operations.

For a summary of Government regulations currently under review, see “Item 4—Information on the Company—Regulations.”

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

In addition, while the number of NTT DOCOMO subscribers and the traffic per subscriber increase in conjunction with the expansion of devices, such as smartphones and tablet devices, there may be a decline in the quality of services if government agencies do not allocate the frequency spectrum required for unhindered operation, or if changes are made to the frequency spectrum allocation system, for example, through the introduction of reallocation through an auction system, and the necessary frequency spectrum cannot be obtained. NTT DOCOMO is planning to use the newly allocated 700MHz band frequency. However, it may not be able to smoothly operate its mobile communications network, may suffer degradation of service quality and may incur additional costs if the measures to transfer existing wireless systems that currently use the 700MHz band frequency to a different band frequency do not progress as planned. For details, see “Item 4—Information on the Company—Regulations—Radio Act.”

NTT DOCOMO is working to obtain new frequencies and to improve the efficiency of frequency usage through the application of its technologies, such as LTE, and through the promotion of the migration to LTE. However, there can be no assurance that NTT DOCOMO’s efforts will be sufficient to avoid a deterioration in service quality. If NTT DOCOMO is unable to address such problems sufficiently and in a timely manner, it is possible that NTT Group’s financial condition or results of operations will be materially affected due to constraints in providing its wireless services or to the loss of subscribers to competitors.

NTT Group may be impacted by laws, regulations and systems relating to the environment, such as those relating to reduction of greenhouse gas emissions.

NTT Group is subject, both in Japan and overseas, to laws and regulations relating to the environment such as those regarding to the reduction of greenhouse gas emissions, energy conservation, waste disposal and harmful substance removal. In order to comply with such laws and regulations relating to the environment, NTT has implemented various measures, such as introducing highly efficient power sources and reusing and recycling telecommunications facilities. In the event that stricter laws and regulations and societal demands with respect to the environment materialize in the future, or new laws and regulations are introduced, costs may increase, which may impact NTT Group’s financial condition and results of operations.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 32.59% of NTT’s issued Shares (36.38% of NTT’s outstanding Shares excluding treasury stock), which equates to 36.43% of the voting rights, calculated on the basis of issued Shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at shareholder meetings of NTT and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, it was stated that the Government did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not used its power as a shareholder to direct the management of NTT in the past. For details regarding the regulatory authority the Government has with respect to the NTT Group pursuant to law, see to “Item 4—Information on the Company—Regulations.”

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2013, the Government’s ownership of Shares was 32.59% of NTT’s issued Shares (36.38% of NTT’s outstanding Shares excluding treasury stock). In the event the NTT Law is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels treasury stock, the number of Shares the Government is allowed to sell would increase.

The sale of Shares by the Government or the issuance, sale or other disposal of treasury stock by NTT (or the potential for such transactions) could have an impact on the market price of Shares and ADSs.

For details regarding NTT Group’s relationship with the Government, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.”

Investors may have difficulty enforcing judgments under the laws of foreign countries, including the U.S. securities laws regarding the civil liabilities of NTT.

NTT is a limited liability, joint-stock corporation established under the laws of Japan. All of NTT’s directors and management reside in Japan. All or a substantial portion of the assets of such persons or NTT are located in Japan. As a result, it may not be possible for investors to effect legal service of process outside Japan upon such persons or NTT or to enforce against them judgments predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws, in federal or state courts in the United States or other foreign courts. NTT has been advised by its Japanese counsel that there is uncertainty as to the enforceability, in actions originated in Japan, of liabilities predicated solely upon the laws of foreign countries, including the U.S. securities laws, and as to the enforceability in Japan of judgments of federal or state courts in the United States or other foreign courts obtained in actions predicated upon the laws of foreign countries, including the civil liability provisions of the U.S. securities laws.

Forward-Looking Statements

Some of the statements made in this annual report are forward-looking statements. These include statements with respect to NTT’s plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning NTT Group and the economy and telecommunications industry in Japan and overseas.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	changes in economic conditions, fluctuations in exchange and interests rates, and volatility in securities and other financial markets in Japan and other countries;

(ii)	NTT Group’s fund procurement;

(iii)	the effects of increased competition on market share and revenue;

(iv)	the pricing of services, including risks and uncertainties associated with the reduction in revenues that may result from changes in rates;

(v)	the ability of NTT Group to maintain growth and the success of new products and services and new businesses;

(vi)	the growth of new businesses, migration from existing businesses accompanying the expansion of IP, broadband and cloud services, and other market developments;

(vii)	projections of future usage of NTT Group’s networks, including broadband services, 3G mobile subscriber services, wireless broadband services through the LTE and other Internet-related businesses;

(viii)	NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses;

(ix)	the progress of NTT Group’s efforts to reduce costs;

(x)	technology substitution and changes in available technology;

(xi)	the ability of NTT Group to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business;

(xii)	the ability of NTT Group to add capacity to NTT Group’s existing networks; for example, the possibility that NTT DOCOMO is unable to secure the necessary frequency spectrum for operation or expand its facilities;

(xiii)	the effect on NTT Group’s financial condition and operating results of system/network failures and problems arising during system construction due to causes including: earthquakes and typhoons, epidemics and other natural disasters; power shortages, malfunctioning of equipment, hardware or software failures resulting from, among other things, flaws in system construction; armed action, regional conflict, acts of terrorism, cyber attacks, intentional wrongdoing and sabotage; and other similar natural disasters or acts of wrongdoing;

(xiv)	the improper handling and leaking of confidential information obtained in the course of NTT Group’s business, such as personal information;

(xv)	the occurrence of crime and other social problems resulting from improper use by certain users of products or services offered by NTT Group;

(xvi)	concerns over health risks and safety issues associated with the use of products and services offered by NTT Group;

(xvii)	the effect of the introduction of, or changes to, various laws and regulations, including changes or decisions regarding telecommunications regulations, such as future decisions regarding the setting of interconnection rates or the outcome of discussions contemplating changes to the NTT Law;

(xviii)	the introduction of new laws and regulations, and the strengthening of existing laws and regulations, relating to the environment, such as the reduction of greenhouse gas emissions;

(xix)	the effect of ongoing or potential litigation, and the subsequent outcome or rulings of government agencies; and

(xx)	any decision by the Government of Japan to exercise its power to exert influence over decisions made at NTT general meetings of shareholders.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Percentage of equity provided as of June 28, 2013. The figures represent equity held by NTT, directly or indirectly, in relation to each company’s outstanding shares.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (as the holding company), its 827 subsidiaries and its 101 affiliated companies (as of March 31, 2013). The principal business segments of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. NTT Group also has an other business segment. Details of each principal business segment and the consolidated subsidiaries within each principal business segment are described below. NTT Group’s five business segments are the same as those described under Note 15 to the Consolidated Financial Statements.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services. The consolidated subsidiaries in the regional communications business segment are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION, NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co., Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 63 other companies.

The principal services in the long distance and international communications business segment are inter-prefectural communications services, international communications business, solutions business and related services. The consolidated subsidiaries in the long distance and international communications business segment are NTT COMMUNICATIONS CORPORATION, Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT WT HK Limited, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, Datacraft Australia Pty Ltd, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT Com Solution & Engineering Corporation and 246 other companies.

The principal services in the mobile communications business segment are mobile phone services and related services. The consolidated subsidiaries in the mobile communications business segment are NTT DOCOMO, INC. (NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of June 28,

2013, NTT’s ownership interest in NTT DOCOMO was 66.66%, (including shares owned indirectly), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO Deutschland GmbH, DOCOMO Communications Laboratories Europe GmbH, DOCOMO Innovations, Inc., DOCOMO PACIFIC, INC., net mobile AG, NTT DOCOMO USA, Inc., PacketVideo Corporation, D2C Inc. (D2 Communications Inc. changed its name to D2C Inc. on June 1, 2012), mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., DOCOMO ANIME STORE, Inc., DOCOMO.COM, Inc., docomo Healthcare, Inc., MAGASeek Corporation, Radishbo-ya Co., Ltd., Buongiorno S.p.A., DOCOMO Capital, Inc., DOCOMO interTouch Pte. Ltd., and 154 other companies.

The principal services in the data communications business segment are system integration services and network system services. The consolidated subsidiaries in the data communications business segment are NTT DATA CORPORATION (NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of June 28, 2013, NTT’s ownership interest in NTT DATA was 54.21%, (including shares owned indirectly), NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, NTT DATA FORCE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FINANCIAL CORE CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SOFIA Corporation, NTT DATA NCB CORPORATION, NTT DATA Getronics Corporation, XNET Corporation, Japan Information Processing Service Co., Ltd. (JBIS Holdings, Inc. merged with Japan Information Processing Service Co., Ltd. on January 1, 2013), NTT DATA INTRAMART CORPORATION, NTT DATA WAVE CORPORATION, NTT DATA BUSINESS SYSTEMS CORPORATION, NTT DATA CCS CORPORATION, NTT DATA MSE CORPORATION, JSOL CORPORATION, NTT DATA INTELLILINK CORPORATION, NJK Corporation, NTT DATA INTERNATIONAL L.L.C., NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT Data Deutschland GmbH (Cirquent GmbH changed its name to NTT Data Deutschland GmbH on April 2, 2012), NTT DATA International Services, Inc., NTT DATA, Inc., NTT DATA Italia S.p.A. (Value Team S.p.A. changed its name to NTT DATA Italia S.p.A. on April 2, 2012), NTT DATA EMEA Ltd., NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA SMS CORPORATION, NTT DATA MANAGEMENT SERVICE CORPORATION, and 185 other companies.

The other business segment includes the operations of NTT, and the real estate, finance, construction and power, systems development and development of advanced technologies businesses. The consolidated subsidiaries in the other business segment are NTT URBAN DEVELOPMENT CORPORATION, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., and 65 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the biggest provider of such services in Japan. As of March 31, 2013, the number of combined NTT East and NTT West broadband service subscriptions for the FTTH service “FLET’S Hikari” and for the ADSL service “FLET’S ADSL” was 17,300 thousand subscriptions and 1,848 thousand subscriptions, respectively. The aggregate of subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, was 28,766 thousand subscriptions. In addition, NTT Group provides ISP services through NTT Communications and others. As of March 31, 2013, the number of ISP service subscriptions was 11,611 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through two networks, LTE and W-CDMA. As of March 31, 2013, NTT DOCOMO had 61,536 thousand subscribers and was the largest provider of mobile phone services in Japan.

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

On August 1, 1952, pursuant to the Nippon Telegraph and Telephone Public Corporation Act (Law No. 250, July 31, 1952), NTT Public was incorporated, with its capital stock wholly owned by the Government. On April 1, 1985, pursuant to the Nippon Telegraph and Telephone Corporation Act (Law No. 85, December 25, 1984), NTT was established, with its capital stock wholly owned by the Government. When NTT was established, it succeeded to all the rights and obligations of NTT Public.

(2)	History

April 1985	NTT incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares were listed on the Tokyo Stock Exchange (the “TSE”) and other stock exchanges in Japan.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communication service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phone, mobile phone, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operations were transferred to NTT FACILITIES, INC.
September 1994	NTT ADSs were listed on the New York Stock Exchange.
October 1994	NTT’s Shares were listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation was listed on the TSE.
September 1997	NTT’s Software Headquarters was transferred to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. was listed on the TSE.
July 1999	Implemented a group reorganization with NTT becoming a holding company. Operation of NTT’s intra-prefectural communications services was transferred to its two wholly-owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly-owned subsidiary of NTT.
April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. was listed on the London Stock Exchange and the New York Stock Exchange.
November 2004	NTT URBAN DEVELOPMENT CORPORATION was listed on the TSE.
January 2009	NTT implemented a 100-for-1 common stock split.

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

After the transfer of certain business activities, NTT began to operate primarily as a holding company. The principal sources of NTT’s cash revenues consist of the following three categories:

•	dividends from its subsidiaries;

•	payments for providing management services through contracts with its subsidiaries; and

•	payments for its fundamental research and development activities through contracts with each of its subsidiaries that benefit from NTT’s research and development activities.

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets and conducting basic research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DOCOMO, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously, however, each company must discuss with, or report to, NTT certain fundamental business decisions relating to that company, including amendments to its articles of incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and the establishment of business operation plans.

See “Item 4—Regulations—NTT Law” regarding the recent developments concerning of NTT Group’s managerial structure.

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects these subsidiaries, as independent companies, to take greater responsibility for the profits or losses of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2013, NTT had 928 subsidiaries and affiliated companies.

Reorganization of Business Operation Structure of NTT East and NTT West

In May 2002, NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to approximately 100 outsourcing companies, each of which began operations specializing in one of three fields:

•	facilities and equipment: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

•	sales and marketing: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; planning, design and operation of websites; and

•	administration and accounting: outsourcing services for payroll settlement, accounting and others.

While NTT East and NTT West maintain close relationships with these outsourcing subsidiaries, they are focused on providing reliable, high-quality services, including universal services, and are working to reduce labor costs through an arrangement with outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than before. This rehiring system of NTT East and NTT West was terminated as of March 31, 2013. Each outsourcing subsidiary lowered its wage level to a level consistent with the standards of its region and type of business, depending on its respective expertise (facilities and equipment, sales and marketing, administration and accounting). This system of regional subsidiaries has the advantage of giving NTT a local presence throughout Japan, thereby enabling NTT to respond to the information technology needs of local governments, companies and individuals, which have grown in accordance with the spread of broadband services.

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East consolidated the three fields of regional outsourcing companies—i.e., facilities and equipment, sales and marketing, and administration and accounting—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, beginning in June 2007, NTT East consolidated various business operations, including “116” call centers, mainly in regional areas, and increased its outsourcing of operations to group companies in an effort to improve operational efficiency.

In July 2006, NTT West modified its headquarters organization to provide specialized handling of broadband services, and reinforced its prefectural branch functions to strengthen and promote local ties with its business operations. In conjunction with these developments, NTT West also consolidated its facilities and equipment, sales and marketing, and administration and accounting subsidiaries. Furthermore, in April 2008, anticipating an increase in demand for one-stop consulting, configuration and operational support services for customers’ home IT environments that are tailored to their individual needs and lifestyles, NTT West established six companies, including NTT West-Home Techno Kansai, which began operations in July 2008.

In addition, in July 2012, NTT West sought to reinforce its alliances with manufacturers in order to promote and expand strategic growth businesses and to further expand its business areas. As part of the development of its business across the West Japan region, NTT West worked to strengthen its headquarter functions in relation to managerial strategies, alliance strategies and planning and development of business operations. In addition, the NTT West-Home Techno companies were consolidated as NTT Home Techno Corporation in order to enhance and strengthen on-site capabilities, a strength of all NTT West-Home Techno companies.

Reorganization of Business Operation Structure of Corporate Businesses and Upper Layer Businesses

In the fiscal year ended March 31, 2007, in accordance with its plan “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), NTT Group conducted a review of its corporate businesses and upper layer businesses in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through efficient allocation of NTT Group resources. Specifically, with respect to its corporate businesses, NTT Group also revised its customer accounts system. Going forward, NTT East and NTT West are responsible for customers who require more locally oriented service, while NTT Communications is responsible for other customers such as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 members of NTT East’s and NTT West’s sales staff and system engineers to NTT Communications. Further, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo”; NTT Plala (formerly Plala Networks, Inc.), which provides Internet access services and video distribution services for television; and On Demand TV K.K. (liquidated in December 2008), which also provided video distribution services. In March 2008, to increase operational efficiency and provide more attractive services, NTT Group’s video distribution services for television were consolidated in NTT Plala Inc. and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

In May 2012, NTT Communications established NTT COM Marketing to consolidate NTT Group’s resources under a single company with the goal of strengthening sales to small- and medium-sized businesses. NTT COM Marketing began operations in August 2012. NTT COM Marketing succeeded the sales business of NTT Com CHEO, including its marketing support operations, through an absorption-type company split.

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

Commencement of Billing and Collection Operations for Communications Service and Other Charges by NTT Finance

Starting in July 2012, NTT Finance commenced billing and collection operations with respect to communications services and other charges. The staff involved in billing and collection at NTT East, NTT West, NTT Communications and NTT DOCOMO were brought into NTT Finance as a team of specialists to carry out these operations. As a result, NTT Group was able to meet customer demand with respect to the ability to make one-stop payments, in response to the current environment in which individuals and households use multiple communications services, such as fixed-line telephones, mobile phones, broadband and ISP services. While each NTT Group company has heretofore taken initiatives to improve efficiency with respect to billing and collection operations for communications services, further improvements in quality and efficiency are continually being sought.

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

Reorganization of Business Operation Structure of NTT DATA

Starting in January 2012, NTT DATA initiated plans for the integration and reorganization of operations at overseas group companies in response to the accelerating global business needs of its customers, with the goals of both building a structure that provides an operational system supported with speedy service on a global scale, and of strengthening the NTT DATA brand abroad, focusing on NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, the Middle East and Africa, NTT DATA (CHINA) Co., LTD. in China, and NTT DATA Asia Pacific Ptd. Ltd. in the Asia-Pacific region. Further, in April 2012, NTT DATA changed its corporate logo to a globally uniform design and initiated business development under the new brand logo.

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of business: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other business. See Note 15 to the Consolidated Financial Statements attached hereto.

The business results for each principal business segment for the fiscal year ended March 31, 2013 are as follows:

Regional Communications Business Segment

NTT East and NTT West, which are the main subsidiaries of NTT in the regional communications business segment, worked to secure their revenue base by collaborating with other business operators, expanding FLET’S Hikari service offerings, promoting fiber-optic and IP services by expanding opportunities in which Hikari can be used via Wi-Fi, and improving support services that lead to customer retention.

[1]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 17.30 million subscriptions (an increase of 0.74 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 15.17 million channels (an increase of 1.27 million channels from the previous fiscal year)

•	FLET’S TV: 1.00 million subscriptions (an increase of 0.14 million subscriptions from the previous fiscal year)

[2]	Promotion of Fiber-optic and IP Services

Major services and products launched in the fiscal year ended March 31, 2013

Service or Product	Description
Omoikkiri Wari (NTT East)	A campaign to discount the “FLET’S Hikari” monthly service charges for single-dwelling units (Family Type, etc.) and multi-dwelling units (Mansion Type, etc.), conditional upon 24 consecutive months of use, in an effort to increase new “FLET’S Hikari” subscriptions.

Hikari Motto Motto Wari (NTT West)	A rate plan to retain long-term customers that provides discounts on monthly charges for “FLET’S Hikari” depending on the number of years of subscription, conditional upon continuous use within the applicable discount period.

FLET’S Hikari WiFi Access (NTT East / NTT West)	A service for small multi-dwelling units such as apartments, that shares wireless LAN access, connected by optical networks, among multiple users within the same multi-unit dwelling, thereby enabling connection to the Internet.

FLET’S Hikari Next Super High-Speed Type Hayabusa (NTT West)	Hikari Broadband service for both single-dwelling units, “FLET’S Hikari Next Family Type,” and multi-dwelling units, “FLET’S Hikari Next Mansion Type,” at the same prices, at a maximum transmission speed of 1 Gbps for both uploading and downloading data.

Hikari Share Place (NTT East) Hikari Danran TV (NTT West)	A communications device that can easily transmit HD compatible video for teleconferences and send and receive photographs and video files, by connecting to a home television set.

Biz Hikari Cloud Safe Server Hosting (NTT East)	A service in which a virtual server is lent to the customer on NTT East’s cloud platform (Safe Server Hosting)

Biz Hikari Cloud Safe Data Backup (NTT East)	A service in which customers’ data is backed up onto a virtual server on the cloud platform (Safe Data Backup)

Major collaborative projects with other businesses relating to provision of services entered into during the fiscal year ended March 31, 2013

Business Partner	Description
SQUARE ENIX CO., LTD. (NTT East / NTT West) Nintendo Co., Ltd. (NTT East / NTT West)	NTT Group collaborated on promotions and Internet connection support with Square Enix, provider of the popular game “Dragon Quest,” and with Nintendo, provider of the Wii and Wii U home game consoles.

Human Academy Co., Ltd. (NTT West)	NTT Group began to work together with Human Academy Co., Ltd., a company that provides video distribution service by using NTT West’s “FLET’S Hikari” and “Hikari Box+” (information device) services to spread new audio-visual techniques by transmitting video to home televisions using “bj TV” (image service).

[3]	Improving Customer Service—Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.53 million (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club,” (for NTT East) and “CLUB NTT-West” (for NTT West), membership privilege programs that offer points based on monthly usage and special content, reached a total of 9.81 million.

Major collaborative projects with other businesses relating to support services entered into during the fiscal year ended March 31, 2013

Business Partner	Description
Microsoft Japan Company, Limited (NTT East) Dell Japan (NTT East)	NTT built a system under which the latest OS (basic software), applications and cloud services from Microsoft Japan Company, and the optical broadband services and support services of NTT East, will be provided together through Dell Japan’s newest PC’s and tablet devices.

Long Distance and International Communications Business Segment

NTT Communications, NTT’s main subsidiary in the long distance and international communications business segment, took steps based on its “Vision 2015” goals to evolve into a company that its customers around the world would conceive of as being a truly leading global participant and their “Global ICT Partner.” Based on its “Global Cloud Vision,” NTT Communications worked to provide the corporate market with global total ICT outsourcing services, which combine network, data centers, applications and security, by utilizing its particular strengths as a telecommunications service provider. In the consumer market, NTT Communications worked to provide customers with new proposals to enrich their lives by providing convenient applications and rich content.

[1]	Number of Subscriptions for Major Services

•	Hikari TV: 2.45 million subscriptions (an increase of 0.45 million subscriptions from the previous fiscal year)

•	OCN: 8.21 million subscriptions (a decrease of 0.23 million subscriptions from the previous fiscal year)

•	Plala: 3.07 million subscriptions (a decrease of 0.05 million subscriptions from the previous fiscal year)

[2]	Development of Services for Individual Customers

Main services launched in the fiscal year ended March 31, 2013

Service	Description
Hikari TV Music (NTT Plala)	A music distribution service that enables unlimited listening at a fixed price not only on smartphones, tablet devices and PC’s, but also on televisions.

Hikari TV Book (NTT Plala)	A service that enables viewing e-books not only on smartphones, tablet devices and PC’s, but also on televisions.

[3]	Development of Services for Corporate Customers

Main services launched in the fiscal year ended March 31, 2013

Service	Description
Biz Hosting Enterprise Cloud	The world’s first cloud service for corporate customers that utilizes network virtualization technology not only within data centers, but on networks between data centers.

Biz Managed Security Services	Security operations that include a global organization of 200 specialist analysts providing 24 hour/365 days a year monitoring support using some of the world’s most sophisticated security technology, in addition to a proprietary security operation platform, minimizing risks such as cyber attacks.

Biz Desktop Pro Enterprise	A cloud-based virtual desktop service which enables customers to use the same desktop environment that they use at the office, from anywhere and at anytime, on various devices such as PCs, smartphones and tablet devices.

Arcstar IP Voice	A service that provides corporate customers inexpensive and stable quality external line communications (sending and receiving). Voice communications are converted to IP and integrated into data communication circuits, lowering communication line and operational costs.

050 plus W-mode	A service that allows callers to dial 050 from a smart phone and use IP telephony mode at a low price, or high quality mobile phone mode, for either domestic or international calls. Due to the capability to separate telephone charges between business and personal calls, privately owned smartphones or feature phones can also be used for business calls.

[4]	Development of Global Business

Main activities during the fiscal year ended March 31, 2013

•	Network Expansion

NTT began operating the “Asia Submarine-cable Express,” a highly reliable, low latency, high-capacity optical submarine cable linking the Asian region. The cable system was constructed in cooperation with Malaysia-based Telekom Malaysia, Philippines-based PLDT and Singapore-based StarHub.

•	Business Site Development

NTT became the first foreign telecommunications carrier to establish a branch office in Yangon, Myanmar, a country which is increasingly gaining attention. NTT also obtained a license necessary for providing telecommunication services in Vietnam, and launched a data network service for corporate customers to provide inter-office connections within Vietnam.

•	Strengthening of Service Provision Systems

NTT acquired the following companies, making them new subsidiaries: Net-magic Solutions Private Limited, a provider of data center related services in India, Gyron Internet Limited, a provider of data center services in

England, and Freedom Resources Holdings Corporation, a provider of SI and other services related to IP telephony and business systems, mainly in the Philippines.

Dimension Data, one of NTT’s main subsidiaries in the long distance and international communications business segment, provides ICT services and solutions as well as a comprehensive suite of cloud services aimed at accelerating the introduction of cloud computing to corporations. Dimension Data offers globally available ICT infrastructure solutions and service including cloud services to simplify the planning, design, development and administration of private, public and hybrid clouds and reduce the administrative cost of ICT infrastructure.

Main services launched in the fiscal year ended March 31, 2013

Service, etc.	Description
Cloud Services for Microsoft	Dimension Data released Microsoft SharePoint 2010, Microsoft Exchange Server 2010 and Microsoft Lync 2010 cloud services, which are a part of Dimension Data’s Cloud Services portfolio, hosted on its managed private cloud environment. Based upon Dimension Data’s Managed Cloud Platform (MCP), enterprises will realize the benefits of Microsoft Corp.’s business productivity capabilities.

Cloud Readiness Services	Cloud readiness services provide organizations with a comprehensive picture of where they stand in their cloud deployment cycle while also providing a long-term strategy for migrating key applications to the cloud.

E-waste Removal Services	E-waste removal service enhancement to the Technology Lifecycle Management Assessment that helps organizations better manage their ICT inventory. Dimension Data uses best practices to dispose of elapsed devices and equipment in an ecologically- and regulatory-compliant manner.

Uptime	The new release of Uptime includes a series of proactive new tools and automation, underpinned by a new IT service management platform and broader multi-technology/multi-vendor capabilities.

Managed Services for Microsoft Lync	The existing Managed Services portfolio for Unified Communications was extended to include Managed Services for Microsoft Lync. In addition to Lync application support, available for both Lync 2010 and Lync 2013 environments, the service also includes hardware support and maintenance, patch notifications, service management and administration.

Mobile Communications Business Segment

NTT DOCOMO, the main subsidiary of NTT in the mobile communications business segment, worked to further enhance the convenience of users of smartphones and “Xi” services based on its medium-term management policy, “Medium-Term Vision 2015: Shaping a Smart Life” in order to further improve safety and security and deliver more convenient and efficient solutions to customers’ everyday lives and work. NTT DOCOMO also endeavored to provide new services using the “DOCOMO Cloud” platform.

[1]	Number of Subscriptions to Main Services

Number of mobile phone service subscriptions (including communication module service subscriptions): 61.54 million (an increase of 1.41 million subscriptions from the previous fiscal year)

•	FOMA service subscriptions: 49.97 million (a decrease of 7.93 million subscriptions from the previous fiscal year)

•	Xi service subscriptions: 11.57 million (an increase of 9.34 million subscription from the previous fiscal year)

[2]	Development of DOCOMO Cloud

Main services launched in the fiscal year ended March 31, 2013

Service	Description
dmarket

d game	Provides original DOCOMO games and games from leading game makers.

d shopping	Sales of food, daily commodities, Radishbo-ya Co., Ltd.’s organic vegetables, Oak Lawn Marketing, Inc.’s mail-order products, etc.

Intelligent Services

Mail-Hon’yaku-Concier	Translates the content of email messages

Utsushite-Hon’yaku	Translates text photographed with a smartphone camera

Hanashite Hon’yaku	Translates phone conversations spoken into smartphones

Storage

Photo Collection	Stores photos and videos on Cloud networks

docomo denwacho	Migrates address book to Cloud networks

[3]	Expansion of Service Area

NTT DOCOMO made efforts to expand “Xi” service areas primarily to areas with high customer needs and launched a high-speed communications service with a maximum download speed of 112.5 Mbps in 33 cities in Japan.

[4]	Efforts in New Fields

•

In order to realize the commercialization of new payment settlement services, NTT DOCOMO agreed to form a business alliance with MasterCard Worldwide with a view towards expanding the situations where environment of “iD,” a mobile credit payment system, can be used around the world.

•	NTT DOCOMO acquired Tower Records Japan Inc. in order to promote the provision of high value-added services by taking advantage of the synergy created with mobile communications.

•

NTT DOCOMO sought to introduce total health support services through collaborations with companies with which it has alliances, and established docomo Healthcare, Inc., a joint venture company with Omron Healthcare.

•	NTT DOCOMO acquired MAGASeek Corporation, a company that operates fashion sites such as MAGASEEK, in order to expand its business with respect to e-commerce in the fashion sector.

•	NTT DOCOMO acquired Bongiorno S.p.A., an Italian company which provides mobile content mainly in Europe, with the aim of expanding its overseas service operations.

Data Communications Business Segment

NTT DATA, NTT’s main subsidiary in the data communications business segment, has evolved into a corporate group that provides a wide range of IT services efficiently on a global scale, and is working to achieve its business plan goals of “Global TOP 5” and “EPS (Earnings Per Share) of 20,000 yen.” While NTT DATA

plans to carry out a 100-for-1 stock split, which will be effective on October 1, 2013, the “EPS (Earnings Per Share) of 20,000 yen” plan goal is calculated based on the current total number of issued shares. NTT DATA formulated a new Medium-Term Management Plan for implementation starting with the fiscal year ended March 31, 2012 through the fiscal year ending March 31, 2015, with the focus areas of: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.”

NTT DATA’s main activities are discussed below.

[1]	Management Policies

•

NTT DATA actively promoted “remarketing” in order to redefine existing concepts and rebuild the market in response to the recent changes in the business environment and advances in information and telecommunications technology.

•

NTT DATA worked to realize the complete automation of its development project work. In addition, NTT DATA promoted “Strategic R&D,” the goal of which is to contribute to the businesses of its customers, by increasing the sophistication and speed of development projects. Following extensive research and interviews with experts, NTT DATA chose as its strategies “Technology Foresight 2013,” “the view of the near future,” which is expected to have a large impact on customers’ businesses in the medium and long term, and “Technology Trends,” which will support “the view of the near future.” In addition, NTT DATA incorporated “Technology Foresight” into its management strategy, and worked towards future-oriented technological development and business creation.

•	NTT DATA launched an advertising campaign known as “data for: the people” to improve its visibility in the global market.

[2]	Status of Business Activity Measures

•

As part of Japan’s export of infrastructure solutions, NTT DATA contracted with the Vietnamese government to develop trade procedures and customs clearance systems (VNACCS/VCIS) based on the know-how of Japan’s trade procedures and customs clearance systems, known as “NACCS” and “CIS,” and to provide software development support for these systems.

•

NTT DATA established a joint venture with Kirin Business System Company, Limited, a subsidiary of Kirin Holdings Company, Limited, to contribute to the reform and strengthening of business competitiveness using information technology, and gain a competitive advantage in the food and beverage industry.

•

NTT DATA contracted with the U.S. company Twitter, Inc. and began to provide Twitter data services in order to provide high grade social media services. The agreement with Twitter enables NTT DATA to collect all tweeted data written in Japanese and all tweeted data in Japan in real time.

•	NTT DATA set “OSS Center India” inside its development center in India as its global base to expand the domain of open source applications and to offer related products and services.

•

In the SAP related business sector, NTT DATA expanded services not only in North America and the EMEA (Europe, the Middle East and Africa) regions, but also in the Asia region, resulting in an increase in NTT DATA’s annual sales in this sector.

Main services launched in the fiscal year ended March 31, 2013

Service	Description
Xrosscloud	Provides M2M Total Solution, a comprehensive range of solutions from cloud platforms to consulting.

BizXaaS BA	Provides comprehensive services from system introduction support to consulting for analysis and utilization by combining the platform required for the analysis of big data and a standard analysis report with integrated know-how to analyze and utilize customer information.

DENTRANS	An electronically recorded monetary claims service for financial institutions that enables electronically recorded monetary claim transactions through various means, such as through the Internet, facsimile and customer service outlets of the financial institution.

Global Businesses

A transformation of the international information and communications market “towards the next stage” is taking place. Due to the development of the Internet, the ability to obtain a great variety of information over the Internet and the use of applications available over the Internet has increased. Going forward, due to the introduction of, among other things, big data, M2M (machine-to-machine), virtualization and HTML5, the convergence between real-world businesses and Internet-based services will lead to higher value-added services. In addition, Asia remains an important market, led by China and India, where mobile phone use is rapidly expanding. Emerging markets such as Russia and the Middle East also present growth opportunities.

In order to support a transformation of the business models of its corporate customers and be a valued partner that customers continue to select, as one of the ways it intends to work towards the next stage, NTT Group intends to make global cloud services, a simple and secure platform that combines applications, network and cloud platforms and can be expanded globally, the cornerstone of its business operations. In order to do so, NTT Group will work to accelerate its global development by expanding and enhancing research and development based in North America, and implement measures to strengthen cloud services.

In addition, in order to support the enriched lifestyles of its individual customers, NTT Group is planning to develop a content distribution platform in order to create a new revenue streams by means of Internet business operations (BtoC) which enables direct contact with users, and to enhance international services, such as roaming services.

As part of its goal of expanding its global business operations for corporate customers, in October, 2010, NTT completed its acquisition through a cash tender offer of 96.6% of the ordinary shares of Dimension Data, a company based in the Republic of South Africa, that offers development, operation and maintenance of IT infrastructure for corporate customers, such as network equipment, servers and other devices. Further, in December 2010, NTT acquired the remaining Dimension Data shares in respect of which the cash tender offer had not been accepted. As a result, as of December 2010, NTT had one-hundred percent ownership of Dimension Data, making it a wholly-owned subsidiary of NTT.

This acquisition has increased the competitiveness of both companies by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in the development, operation and maintenance of IT infrastructure. Dimension Data’s solutions business and breadth of expertise in networking, security, converged communications, data centers, customer interactive communications, Microsoft solutions and cloud computing create synergies with NTT’s connections and communications services. Together, the companies are working to improve management, from communications to IT infrastructure. The acquisition of Dimension Data has been instrumental in advancing NTT’s globalization strategy, significantly extending

NTT’s reach and service beyond Japan, particularly in the southern hemisphere. Dimension Data brings a client base in excess of 6,000 companies and supports global and local level organizations. Its advanced project and program management expertise has enhanced NTT’s ability to deliver projects on time and on budget in the global market.

In October 2012, NTT acquired 100% of the shares of Centerstance, Inc. and changed its name to NTT Centerstance Inc. NTT Centerstance, Inc. is a U.S.-based consulting company that specializes in the analysis of important corporate business processes and cloud migration of existing systems, and provides integration services with Salesforce.com.

Other principal global investments of each material NTT Group company during the last three fiscal years are as follows:

(i)	NTT Communications

NTT Communications aims to provide services that are the mainstay of telecommunications business operators by utilizing its global infrastructure, such as durable and reliable data centers providing consistent quality globally, and submarine cables with low latency and high availability. NTT Communications also aims to provide global network services that seamlessly provide cloud services.

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

Frontline Systems Australia Pty Ltd (“Frontline”)

In June 2011, NTT Communications acquired 70% of the outstanding shares of Frontline, which provides ICT services centered in Australia, including IT infrastructure development and sales, IT consulting, data centers and managed services. NTT Communications will increase the number of launches in Australia of its high-quality and diverse services, such as ICT services for corporate customers and cloud services, by improving collaboration within the NTT Group companies.

Netmagic Solutions Private Limited (“Netmagic”)

In January 2012, NTT Communications reached an agreement with the shareholders of Netmagic to acquire their shares in Netmagic. Netmagic operates data centers in seven Indian cities, including Mumbai and Bangalore, providing colocation, managed hosting and other data center-related services to over 1,000 corporate clients. With the acquisition of Netmagic shares, which was completed in August 2012, NTT Communications has strengthened its ability to provide one-stop ICT solutions, including data center-related services, in the Indian market, where further growth is anticipated, expanded its Asian ICT infrastructure and accelerated the development of seamless global cloud services.

Gyron Internet Limited (“Gyron”)

In May 2012, NTT Communications reached an agreement with the shareholders of Gyron, which provides data center services in the UK, for the acquisition of their shares in Gyron. The share acquisition was completed in May 2012. By utilizing Gyron’s data centers as a cloud services platform, NTT Communications has strengthened its ability to provide one-stop ICT solutions, including data center-related services, in the U.K. market, where further growth is anticipated, and accelerated the development of seamless global cloud services.

Freedom Resources Holdings Corporation (“Freedom”)

In May 2012, NTT Communications reached an agreement with the shareholders of Freedom to acquire their shares in Freedom. Freedom is the holding company for the DTSI Group, which provides system construction and platform services for business process outsourcing businesses in the Philippines. The acquisition was completed in June 2012. This capital tie-up will strengthen NTT Communications’ ability to provide contact center solutions in the Philippines. At the same time, by utilizing the customer bases of all NTT Communications Group companies and of the DTSI Group, NTT Communications will endeavor to create business synergies and expand business opportunities.

(ii)	NTT DOCOMO

NTT DOCOMO makes investments in and collaborates with overseas mobile service providers and other overseas business operators with a long-term aim of strengthening its global competitiveness.

In regards to investments in mobile phone service providers, NTT DOCOMO plans to achieve financial returns from the strengthening of its management platform through NTT DOCOMO’s support of the business of its investment partners. At the same time, NTT DOCOMO aims to achieve synergies with its investment partners, including joint development of handsets, joint procurement and service expansion.

Further, in recent years, NTT DOCOMO has worked through investments and collaborations with various overseas business entities to build a global open platform and develop services that adequately consider the unique characteristics of each country and region.

Buongiorno S.p.A

In August 2012, in order to accelerate the establishment and strengthening of its overseas platform business foundation, NTT DOCOMO, acquired all the shares of Buongiorno S.p.A, one of Europe’s largest mobile service providers for ¥21.8 billion, making it a wholly-owned subsidiary of NTT DOCOMO. In addition to business services for carriers provided by its subsidiary net mobile AG, NTT DOCOMO is able to provide a platform for services directly to ordinary users, regardless of carrier, and will aim for further expansion in the aggregation platform business.

(iii)	NTT DATA

NTT DATA is increasing its capacity to respond to the needs of global corporations (including Japanese companies) as well as local businesses, and is bolstering its offshore development systems in Asia.

NTT DATA Italia S.p.A. (formerly, Value Team S.p.A) (“NTT DATA Italia”)

In June 2011, NTT DATA acquired all of the shares of NTT DATA Italia, an Italian IT service provider, via a share acquisition through a European subsidiary making it a wholly-owned subsidiary of NTT DATA. NTT DATA and NTT DATA Italia will work to further enhance the value provided to their customers on a global scale by sharing and utilizing the know-how NTT DATA and NTT DATA Italia have each developed in the telecommunications and other business fields and services, NTT DATA group’s customer base and global resources, and CRM solutions, an area of strength for NTT DATA Italia.

In April 2012, Value Team S.p.A. changed its name to NTT DATA Italia S.p.A.

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

Starting in January 2012, NTT DATA began consolidating and reorganizing its operations by launching a new business structure centered around NTT DATA, Inc. (Keane, Inc. changed its name to NTT DATA, Inc. on January 31, 2012) for its group companies in North America, in order to build an operational framework to promote more integrated and efficient global operations and to create a mechanism for realizing the provision of services to local customers and the swift provision of services to global customers.

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

Competition

The implementation of the Telecommunications Business Law in April 1985 introduced competition in the telecommunications service industry in Japan. As a result of subsequent deregulation, NTT Group faces competition in all of its business segments, including the fixed-line regional communications business, long distance and international communications business, mobile communications business and data communications business.

In the information and telecommunications market, optical and LTE broadband services, smartphones, tablets and other devices, together with the increased use of social media globally, have gained widespread market acceptance. There has also been a worldwide trend of a variety of new participants entering the market, and rapid growth in the variety and sophistication of services and devices on offer. Going forward, NTT Group expects changes to the telecommunications market in general and the cloud services market in particular, to accelerate.

In the fixed-line telecommunications market, competition based on various types of technological innovation is continuing to grow. Fixed-line broadband access lines are becoming faster and less expensive. In addition to increasing facility and service competition among service providers, the market environment is undergoing major change as a result of the expansion of triple play service offerings, which includes video distribution and IP telephony, and the appearance of new services for information devices other than personal computers. In this market environment, fiber-optic services have expanded to account for over half of broadband services in Japan. NTT Group expects that competition with providers of other fiber-optic access and CATV will continue, and that the fixed-line broadband will face further competition from wireless broadband due to increased speeds of wireless broadband, such as LTE, occurring in connection with the increase in smartphones and tablet devices.

Competition in the market for conventional fixed-line telephone services continues to be intense as the market continues to shrink due to, among other factors, the proliferation of mobile phones and the ongoing shift to optical and IP telephone services resulting from the expansion of optical access services. The use of voice communication software that employs peer to peer (“P2P”) technology to allow members of the general public to carry out direct exchanges of information is also escalating.

There are presently three mobile phone operators in the market: NTT DOCOMO, the KDDI group and SOFTBANK MOBILE. EMOBILE, the fourth mobile phone operator, became an affiliate of the Softbank Group on January 1, 2013. As of March 31, 2013, NTT DOCOMO had a market share of 45.2%, whereas the KDDI group, SOFTBANK MOBILE and EMOBILE had market shares of 27.7%, 23.9% and 3.2%, respectively. NTT Group believes that with the rising mobile phone penetration rate, the Japanese mobile communications market has entered a mature phase, with the competitive environment growing increasingly difficult mainly due to competition for new customers and competition in the development of service improvements. The aggregate growth rates for mobile phone subscriptions for the fiscal years ended March 31, 2011, 2012 and 2013 were

6.0%, 6.7% and 6.1%, respectively. While the increasing trend in new subscriptions is expected to temporarily slow, considering the rising penetration rate and the decreasing population trend, there has recently been an increase in subscribers due to the development of business lines, including smartphones, tablet devices, portable game consoles and embedded communication modules, and new opportunities in the market for mobile device-oriented content and applications. In addition, in conjunction with the expansion of smartphones, competition between service providers has intensified from their efforts to provide integrated fixed-line communications and mobile phone services. In the future, in conjunction with the spread of smartphones, and the integration of fixed-line and mobile phone services will accelerate, and there is the possibility that demand will increase for services that seamlessly link, and devices that enable the connection between, fixed-line communications networks and mobile communications networks.

Furthermore, with the appearance of global players such as Apple, Google, and Amazon, together with the transition from the traditional mobile phone service provider-led vertically integrated model to a horizontal divisional model, new vertically integrated models keyed on the terminal layer and content, application, platform and other upper layers are becoming more widespread.

The solutions business, which is the focus of NTT DATA’s major initiatives, is expected to be a major area of growth in the information services market, and as a result, hardware vendors and others are now shifting their focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition.

For risks associated with continued competition, see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s market share and revenues may suffer from competition.”

Regulations

The Ministry of Internal Affairs and Communications (the “MIC”) is the main regulatory body in Japan responsible for the information and telecommunications industry. The Telecommunications Business Law gives the Minister the authority to regulate telecommunications companies. The Telecommunications Business Law came into effect in 1985 at the same time that NTT was incorporated as a private company and significant changes in the legislative and regulatory framework for telecommunications in Japan opened the Japanese information and telecommunications services industry to competition. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from companies which have entered or are about to enter the market.

NTT and certain of its subsidiaries are subject to regulations which affect their business based on the NTT Law, the Radio Act, and the Telecommunications Business Law. A summary of these regulations is provided below. References in parentheses are to the applicable article of the law described unless otherwise noted.

Telecommunications Business Law

Business Commencement/Termination

Regulations promulgated under the Telecommunications Business Law require start-up businesses that intend to provide telecommunications services to register with the Minister (Article 9). However, where the scale of the telecommunications circuit facilities which are to be installed and the scope of the area covered thereby do not exceed certain thresholds or fall within a certain category of radio facilities, only a notice to the Minister is required (Article 16).

In addition, regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister and service subscribers upon suspension or discontinuation of telecommunications businesses (Article 18).

Setting of Subscriber Rates and Other Terms of Services

Regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister of the terms of the basic telecommunications services which they provide (Article 19). Specifically, one Ordinance of the Ministry of Internal Affairs and Communications (the “MIC ordinance”) requires basic telecommunications services to be provided across Japan because they are regarded as essential to the lives of people in Japan. These are known as “universal services.” These services include telephone subscriber lines (base rates) or optical IP telephones equivalent to telephone subscriber lines, Type 1 Public Telephones (public telephones installed pursuant to the MIC standards) and emergency numbers (110, 118, 119). Telecommunications businesses providing basic telecommunications services are also required to establish and submit to the Minister the terms and conditions of their rates and other terms of services relating to their basic communications services.

In addition, businesses in the telecommunications sector are required to explain the terms and conditions of their services, including charges, when entering into a contract with a subscriber relating to the provision of services (Article 26), and to handle complaints and inquiries from subscribers (Article 27).

Interconnection

Regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to respond to the requests of other telecommunications carriers regarding the connection of telecommunications circuit facilities (Article 32).

Universal Services Fund (“USF”)

The USF is a system under which the costs and expenses necessary to provide universal services are covered by telecommunications carriers. In order to ensure the provision of universal services, a support organization was designated by the Minister to provide funds to cover a portion of the costs and expenses necessary to provide universal services (Article 107). Grants are made to eligible telecommunications carriers (Article 108) which provide universal services, including to unprofitable areas. In connection therewith, each telecommunications carrier is obligated to make the appropriate amount of payments to cover the costs and expenses requested by the support organization (Article 110). This funding requirement is referred to as the universal fund system. The support organization began providing services in 2006.

Under the NTT Law, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2013, the aggregate amount of compensation to NTT East and NTT West was ¥11.1 billion, and in the fiscal year ending March 31, 2014, the aggregate amount of compensation to NTT East and NTT West is expected to be ¥7.4 billion.

Regulations Imposed Only on NTT East and NTT West

Rates

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to notify the Minister of the terms and conditions of the warranty agreement for designated telecommunications services (Article 20). These regulations also require that rates and other terms of services for designated telecommunications services provided by Category I designated telecommunications facilities be established and submitted to the Minister.

•

“Category I designated telecommunications facilities” are fixed terminal transmission line facilities installed by telecommunications carriers where the facilities that have been installed by the same telecommunications carrier in a prefecture represent one-half or more of the total number of such facilities in the prefecture and, together with these facilities, further ancillary facilities whose connection with other telecommunications carriers is essential for improving convenience to subscribers, and for the comprehensive and reasonable development of telecommunications services (designated by the Minister). The main telecommunications facilities of NTT East and NTT West have been designated as Category I designated facilities.

•

“Designated telecommunications services” are services that are provided by a telecommunications business using a Category I designated telecommunications facility established by such telecommunications business, and that have been designated as services for which “it is particularly necessary to protect the interests of customers by ensuring that the rates and other terms of service are fair and appropriate.” The determination of what constitutes a designated telecommunications service is based on a consideration of various factors, including whether alternative services are being adequately provided by other telecommunications carriers. Specifically, this refers to telephone subscriber line services, INS-Net, public telephones, dedicated services, FLET’S Hikari, Hikari Denwa and other services, but excludes services providing supplementary functions that have minimal beneficial impact on subscribers.

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

•

“Specified telecommunications services” are designated telecommunications services or services specified in the MIC Ordinance as having a significant beneficial impact on subscribers. Specifically, this refers to telephone subscriber services, INS-Net and public telephone services provided by NTT East and NTT West.

•

“Standard price index” refers to an index published by the Minister that shows the standard charges for each type of designated telecommunications service taking into consideration the appropriate costs and commodity prices to support efficient management.

•

“Price cap regulation” is a system that sets maximum limits on rates. The standard charge index remains unchanged from October 1, 2012. As the actual charge index for NTT East and NTT West falls below the level of this standard charge index, no price adjustments pursuant to the price cap regulation were made.

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

The Telecommunications Council of 2012 determined, as a result of a review, that the LRIC Methodology will continue to be applied for interconnection charges for the period from the fiscal year ending March 31, 2014 until the fiscal year ending March 31, 2016.

The interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2013 were set at GC interconnection charges of ¥5.29 (an increase of approximately 0.6% from the previous fiscal year) and IC interconnection charges of ¥6.81 (an increase of approximately 0.3% from the previous fiscal year) (in each case for three minutes).

Optical Fiber Line Interconnection Charges

NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”) because the optical fiber owned by NTT East and NTT West qualifies as Category I designated telecommunications facilities under the Telecommunications Business Law.

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West have employed a future cost method to calculate subscriber optical fiber interconnection charges with a calculation period of three years, between the fiscal year ended March 31, 2012 and the fiscal year ending March 31, 2014. The optical fiber interconnection charges are meant to gradually decrease every fiscal year, reflecting the year-on-year increase in demand and decrease in costs. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding to interconnection charges for the following year and future years the difference between the actual revenue from interconnection charges and actual cost, which NTT believes will eliminate the risk of unrecoverable amounts.

The Information and Communications Council and Postal Services Council conducted an evaluation of the issue of setting per-unit interconnection charges for optical bifurcated lines in the passive optical network (Gigabit Ethernet-Passive Optical Network, or “GE-PON”) and determined that there remained issues that needed to be resolved. The councils concluded that rather than setting per-unit interconnection charges for optical bifurcated lines, as a measure that could be promptly implemented, NTT should expand optical cabling areas and implement an entry menu which provides low rates for the initial fiscal year with the uncollected portion recovered in later fiscal years that could co-exist with existing interconnection charges, in limited areas (March 2012 report by the Information and Communications Council and Postal Services Council). The impact on NTT Group of such readjustment of optical cabling areas and the setting of an entry menu is not expected to be significant.

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

NTT East and NTT West are also prohibited from holding concurrent officer positions at NTT Communications, which was designated by the Minister as a specified relevant carrier (Article 31). Accordingly, NTT Group’s ability to provide services exclusively in collaboration with telecommunications carriers within NTT Group is limited by these regulations. NTT intends to provide services in response to market needs while ensuring that all requirements for fair competition, including the regulations with respect to prohibited activities, are satisfied. However, these regulations may, for example, impede the timely provision of new services by NTT Group or have other adverse effects.

Pursuant to the June 2011 revisions to the Telecommunications Business Law, NTT East and NTT West are required to carry out necessary and proper monitoring of their subsidiaries to which they outsource services, to ensure that such subsidiaries do not participate in prohibited activities (Article 31, paragraph 3). At the same time, an obligation was imposed on NTT East and NTT West to appropriately manage the information relating to interconnection services and to establish an appropriate system to monitor the implementation status of interconnection services (Article 31, paragraphs 5 and 6).

Other Matters

Beginning in the fiscal year ended March 31, 2013, the MIC commenced the operation of a “Fair Competition Review System for Promotion of Broadband” to promote broadband use by ensuring an environment of fair competition in the telecommunications market. This system will enable the verification of the status of initiatives related to the promotion of broadband and NTT East’s and NTT West’s compliance with applicable regulations. As a result, certain reviews of NTT’s business may be initiated. The impact that such reviews would have on NTT Group is currently unknown.

Regulations imposed only on NTT DOCOMO

Interconnection

Regulations promulgated under the Telecommunications Business Law require NTT DOCOMO to submit to the Minister for approval any interconnection agreements relating to the connection with Category II designated telecommunications facilities (Article 34).

NTT DOCOMO’s main telecommunications facilities for mobile phones were designated by the Minister as Category II designated telecommunications facilities requiring a reliable connection with other telecommunications businesses. NTT DOCOMO is required to establish its interconnection rates and terms of interconnection in its interconnection agreements and to submit them to the Minister. The standard for designation as Category II designated telecommunications facilities was revised in 2012 from facilities with a greater than 25% market share to facilities with a greater than 10% market share. As a result, in addition to the two companies other than NTT DOCOMO with a greater than 25% market share (KDDI Corporation and Okinawa Cellular Telephone Company), Softbank Mobile Corporation also became subject to the regulations for Category II designated communications facilities.

Prohibited Activities

NTT DOCOMO, as a dominant business in the mobile communications market, is prohibited from using interconnection information for other than its intended purposes and from giving preferential treatment in an unfair manner to any particular telecommunications carrier (Article 30, paragraph 3). “Category II designated telecommunications facilities” consist of (a) transmission line facilities connected to mobile phones installed by telecommunications businesses which (i) are installed by the same telecommunications businesses, and (ii) represent ten percent or more of the total number of transmission line facilities in the entire service area, and (b) telecommunications facilities which were installed specifically to provide such telecommunications services for reliable connection with other telecommunications businesses designated by the Minister.

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

Other (Evaluation of Competitive Conditions in Telecommunications)

Starting in the fiscal year ended March 31, 2004, in order to promote fair competition in the telecommunications industry, the MIC has conducted inquiries on market trends in the areas of mobile phones, fixed-line phones, Internet connections and network services for corporate customers, and evaluated the competition in the telecommunications market. In the fiscal year ended March 31, 2013, in addition to an evaluation of the three areas of voice communications (fixed and mobile communications) data communications (fixed, mobile and fixed-ISP communications), and network services for corporate customers, the MIC made observations regarding such matters as the business environment for new businesses entering the mobile communications market and trends in the use of collaborative services between markets, with the results expected to be announced in 2013.

NTT Law (December 25, 1984, Law No. 85)

The Law for Partial Amendments to the Nippon Telegraph and Telephone Company Act was promulgated in June 1997 and came into effect in July 1999. As a result, the Nippon Telegraph and Telephone Company Act was re-titled the “Law Concerning Nippon Telegraph and Telephone Corporation, Etc.” and NTT was reorganized as a holding company. The law has been revised by the Law for Partial Amendments to the Law Concerning the Telecommunications Business Law, which was promulgated in June 2001 and took effect in November 2001.

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

Business Activities

The NTT Law requires NTT to engage in the following business activities: (i) subscribing for and holding the shares issued by NTT East and NTT West and exercising rights as shareholders of such shares; (ii) providing necessary advice, assistance and other related support to NTT East and NTT West; (iii) engaging in research activities relating to telecommunications technologies that form the platform for telecommunications; and (iv) engaging in business activities incidental to the business activities set forth in (i), (ii) and (iii) above.

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

Responsibilities

Pursuant to the NTT Law and the regulations promulgated thereunder, the management of NTT, NTT East and NTT West are required to give consideration to each company’s contribution to securing the appropriate, fair, and stable provision of telephone services throughout Japan that are indispensable to civil life, and to the innovative and advanced development of telecommunications in Japan through the promotion of research relating to telecommunications technologies and the dissemination of the results thereof. The NTT Law also requires that each company promote public welfare, in view of the important role that telecommunications services play in contributing to societal and economic development.

Other Matters

Matters Requiring the Approval of the Minister

The NTT Law requires that the Minister approve the following actions of NTT, NTT East or NTT West, as applicable:

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

•	Adopting resolutions to change the respective articles of incorporation of NTT, NTT East or NTT West, to merge or dissolve each company, or concerning the appropriation of surplus (Article 11).

•	Changing the business operation plans of NTT, NTT East or NTT West (Article 12).

•	Transferring or mortgaging any significant telecommunications facilities of NTT East and NTT West (Article 14).

In addition to the foregoing, the NTT Law imposes several additional duties on NTT, NTT East and NTT West, including: (i) a duty to submit balance sheets, profit and loss accounts and business reports to the Minister (Article 13); (ii) a duty to abide by orders issued by the Minister (Article 16); and (iii) a duty to comply with requests to submit reports on business activities (Article 17).

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

Radio Act

Under the Radio Act, any establishment of a radio station requires a license from the Minister (Article 4) and changes to the purpose of the radio station, intended audience and topics of communication require approval from the Minister (Article 17).

Mobile communications businesses are required to have a license from the MIC to use the radio frequency spectrum. Allocation of the frequency spectrum is governed by the Radio Act and related statutes and regulations.

In March 2011, the MIC held the “Discussion Meeting regarding Frequency Auctions” to begin considering introducing frequency auctions to Japan. In December 2011, the MIC announced that it was appropriate to introduce such frequency auctions. An amendment to the Radio Act that would introduce auctions with respect to allocation of certain frequencies was submitted at the 180th session of the Diet (term of session: January 24, 2012 to September 8, 2012), but was subsequently abandoned.

Matters Relating to NTT’s Shares

Restrictions on the Ratio of Foreign Ownership of the Voting Rights of NTT’s Shares

If the ratio of foreign ownership of voting rights to the total voting rights of NTT’s Shares equals or would exceed one-third, NTT is prohibited from recording the names and addresses of such foreign owners on its shareholder registry and registering such foreign ownership. For purposes of calculating the ratio of foreign ownership, Shares owned by the following are considered to be shares under foreign ownership: (1) any person who is not of Japanese nationality; (2) any foreign government or any of its representatives; (3) any foreign juridical person or association; or (4) any juridical person or association listed in (1) through (3) above which directly owns voting rights equal to or exceeding the ratio specified in the applicable ministerial ordinance of the MIC.

Government Ownership and Sales of NTT Shares

The Government is required, at all times, to own one-third or more of the total number of issued Shares of NTT. The NTT Law sets forth special provisions regarding the method for calculating the total number of issued Shares of NTT for this purpose (NTT Law, Supplementary Provisions, Article 13), including: (i) if Shares are issued through new Share issuances, the exercise of stock acquisition rights, through the acquisition of or exchange of Shares subject to a call, the number of Shares increased as a result thereof (“Shares Not to be Included in Calculation”) will not be included in the total number of issued Shares; and (ii) if there is a stock split or combination of Shares after the increase in shares described in (i), the number obtained by multiplying the ratio of the stock split or the combination of Shares (if there is a stock split or combination of Shares in two or more stages, the ratio is equal to the product of the ratios for all stages) with the Shares Not to be Included in Calculation will be the number of Shares which would not be included in the total number of issued Shares.

As of March 31, 2013, the total number of issued Shares of NTT was 1,323,197,235, and as of the same date, the Government owned 431,231,550 Shares or 32.59% of the issued Shares (36.38% of outstanding Shares excluding treasury stock). In December 2000, NTT issued 300,000 new Shares (equal to 30 million Shares after the share split) in a public offering. These Shares are not included in the total number of issued Shares when calculating the percentage of Government-owned Shares. The total number of Government-owned Shares includes Shares which are unregistered because of a failure in the transfer of title and such shares are therefore not actually owned by the Government. These Shares are nominally owned by the Government but are excluded from the total number of Shares owned by the Government when calculating the percentage of Government-owned Shares. If these conditions are taken into account, the percentage of Government-owned Shares is 33.33%.

NTT Group’s transactions with the Government divisions and agencies are arm’s-length transactions with the relevant division or agency acting as an individual customer. In its capacity as a shareholder, the Government is entitled to exercise voting rights at NTT general shareholders meetings, and as the largest shareholder, theoretically has the power to have a material impact on a large majority of shareholder meeting resolutions. However, the Government historically has not exercised this authority and has not been directly involved in NTT’s management.

Sale of NTT’s Shares owned by the Government

The NTT Law requires that any disposition of NTT’s Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget (NTT Law, Article 7).

Background to Sale and Sale Policy

NTT was established with 15.6 million issued Shares; of the 10.4 million Shares that the Government was allowed to sell (the numbers of Shares held less the 5.2 million Shares representing the one-third of issued Shares that the Government was obligated to hold), the Government sold 5.4 million Shares from 1986 to 1988.

In addition, on December 17, 1990, a sale policy was issued by the Minister of Finance under which, with respect to the 5.0 million Shares that remained unsold at that point: (a) 2.5 million Shares would systematically be sold at an approximate rate of 500,000 Shares per year; (b) if in the later years the market environment allowed it, the sale would be carried out earlier than scheduled; and (c) sales of the remaining 2.5 million Shares would be frozen for a period of time. (However, for the fiscal year ended March 31, 1998, no sales were actually carried out, due to the market environment and other factors.)

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

For the fiscal year ended March 31, 2012, 99,334,255 Shares were designated by the Government as the maximum number of Shares to be sold; of these, 57,513,600 Shares were repurchased by NTT as treasury stock on July 5, 2011 and 41,820,600 additional Shares were repurchased by NTT as treasury stock on February 8, 2012.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2011, 2012 and 2013 are shown in the table below:

	Year ended March 31,
	2011	2012	2013
	(in millions of yen)
Regional communications business	¥806,953	¥811,803	¥785,929
Long distance and international communications business	135,452	152,348	147,503
Mobile communications business	668,476	726,833	753,660
Data communications business	139,070	133,966	122,113
Other business	120,155	121,660	160,770

Total	¥1,870,106	¥1,946,610	¥1,969,975

The capital investment amounts shown above are the amounts, determined on an accrual basis, used to acquire tangible and intangible fixed assets. Shown below is the differential between the amount of capital investments shown above and the amount presented on the consolidated cashflow statement under “Payments for property, plant, and equipment” and “Payments for acquisition of intangible assets.”

	Year ended March 31,
	2011	2012	2013
	(in millions of yen)
Payments for property, plant, and equipment	¥1,410,827	¥1,395,087	¥1,538,115
Payments for acquisition of intangible assets	484,159	458,176	446,588
Total	1,894,986	1,853,263	1,984,703

Differential of capital investment amount	¥24,880	¥(93,347)	¥14,728

Capital investment for each principal business segment in the fiscal year ended March 31, 2013 was as follows:

In the regional communications business segment, NTT Group’s emphasis has been to improve customer service and reduce costs by making capital investments to expand its service coverage areas and in order to offer diversified services aimed at the further growth of fiber-optic services in response to customer demand. NTT Group also made efforts to further enhance the reliability of its communication networks following the Great

East Japan Earthquake. For fixed-line telephone services and other services, NTT Group made capital investments to ensure and maintain the provision of high quality, stable universal service and to make full use of existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments with respect to, among other things, a diverse range of services commensurate with the cloud services era and with respect to the expansion of domestic and international data centers.

In the mobile communications business segment, NTT Group invested in service area expansion for “Xi” through an extensive increase in the number of base stations and in the expansion of network capacity in response to the increase in data traffic volume. NTT Group also invested in the dispersion of important telecommunications facilities in preparation for a major disaster and implemented measures for consolidating and increasing the capacity of facilities and equipment, making construction more efficient and reducing procurement expenses, thereby lowering capital investments costs while increasing efficiency.

In the data communications business segment, NTT Group made capital investments primarily in the public and financial sector.

NTT Group records its physical plant assets as follows:

	As of March 31, 2013
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,636,728	¥437,452	¥886,803	¥336,956	¥5,297,939
Long distance and international communications business	221,230	42,885	178,189	530,272	972,576
Mobile communications business	1,622,334	199,580	377,100	1,367,887	3,566,901
Data communications business	88,529	49,994	89,711	504,336	732,570
Other business	—	409,725	554,615	264,647	1,228,987

Total	¥5,568,821	¥1,139,636	¥2,086,418	¥3,004,098	¥11,798,973

NTT Group forecasts about ¥1,870.0 billion in capital investments for the fiscal year ending March 31, 2014 as a result of its plans to make efficient capital investments in, among other things, the construction of new facilities in response to demands for Hikari services, the expansion of “Xi” service areas and increasing network capacity in response to increasing data communications traffic. The following is a breakdown by principal business segment:

Year ending March 31,
2014
(in millions of yen)
Total	¥1,870,000

Principal business segments:
Regional communications business	¥726,000
Long distance and international communications business	163,000
Mobile communications business	700,000
Data communications business	148,000

Notes:	(1)	Consumption tax is not included in the above figures.
	(2)	NTT Group plans to procure the required funds from cash on hand, the issuance of corporate bonds and long-term debt.

Property, Plant and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services in Japan and are generally in good operating condition.

As of March 31, 2013, the total balance sheet amount of NTT Group’s fixed assets was ¥37,911.4 billion. The composition ratio of these fixed assets is 35.4% telecommunications equipment (primarily central office equipment including switching installations); 39.9% telecommunications service lines; 15.8% building and structures; 4.9% equipment and machinery, transportation equipment and tools (vehicles, office equipment, fixtures, etc.); 3.0% land; and 0.9% buildings under construction.

NTT Group networks are continually being updated, and NTT Group believes that its networks are appropriate for its present operations. To meet the requirements of the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP services, such as fiber-optic access services, and mobile communications services, such as “Xi,” as well as to increase the efficiency of its capital investments in existing facilities.

Procurement

As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today’s rapidly developing information and communications sector, NTT Group is making an effort to increase management efficiency and provide superior services to its customers. To realize this goal, NTT Group provides open and competitive opportunities to both domestic and foreign suppliers, and seeks to procure competitive products globally based on market principles while at the same time taking into account its business needs.

To continue to fulfill its social responsibility goals, NTT Group is taking steps to avoid the use of conflict minerals subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act and also to promote the procurement of environmentally-friendly products.

Research and Development

NTT Group has conducted research and development on basic technologies that aim to contribute to the development of a broadband and ubiquitous society and the resolution of social issues, such as healthcare services and the environment, based on the objectives set out in its former Medium-Term Management Strategy, “Road to Service Creation Business Group.” NTT Group has also been conducting research and development that will serve as a stepping stone towards the newly formulated Medium-Term Management Strategy, “Towards the Next Stage.” NTT Group has collaborated proactively with other businesses, and the commercialization of the results of research and development was integrated into its marketing and planning activities using a system of total general production of services or products for key business lines. NTT Group also engaged in research and development to develop disaster-resistant network services and research on advanced technologies for the future.

Research and Development Contributing to Service Creation

Research and Development for Promotion of Broadband and Ubiquitous Services

NTT Group has developed a technology that recognizes spoken questions from users, and directly provides the results of its research back to the user. This contributed to the development of a sophisticated new service, “Shabette Concier,” which automatically displays answers to questions spoken by a user into a smartphone.

NTT Group offered technological support for and achieved the commercialization of “Hikari Share Place” and “Hikari Danran TV” services, both of which provide high quality image transmission services that enable families living separately to feel as if they are living together in the same household.

Research and Development Corresponding to Societal Challenges

In order to promote good health and keep healthcare costs at reasonable levels, NTT Group began conducting demonstration experiments with NTT Group employees by utilizing ICT (Information Communication Technology) to support the self-sustained prevention and management of lifestyle-related illnesses.

As part of its aim to help families cut their energy usage by smart living, NTT Group conducted demonstration experiments for technology that enables the automatic control of household appliances based on electric power supply and demand information, such as the visualization of energy usage for each household appliance without the need to install a sensor on such appliances.

Research and Development as a Stepping Stone to the Medium-Term Business Strategy “Towards the Next Stage”

With the goal of realizing more flexible and faster cloud services, NTT Group established a method by which customers can swiftly configure their own cloud-based information settings.

NTT Group also worked on research and development for security platforms to deliver safe and secure services to its customers. Specifically, NTT Group established techniques to detect at an early stage and analyze unknown security breaches, such as targeted attacks, that until now had been difficult to detect.

NTT Group developed denser, thinner and lighter optical cables, contributing to smaller optical cable material and installation costs, while limiting the required construction of new pipelines.

Research and Development to Provide Disaster Resistant Network Services

NTT Group developed compact radio equipment for disaster countermeasure use in order to restore Hikari Denwa and Internet services at an early stage when optical cable transmission lines are disconnected during a disaster.

NTT Group developed technology to use sensors to detect cracks not visible to the naked eye in concrete poles, thereby improving diagnostic accuracy and operational efficiency.

NTT Group utilized the know-how it gained from the process of improving disaster message boards, leading to the development of “J-anpi,” a service that allows for the collective search and confirmation of safety information held by various collaborating corporations and associations.

Advanced Research

NTT worked to improve its optical transmission technology for relay transmission lines and achieved the world’s fastest optical transmission speed of 1 petabit per second over a single fiber-optic cable.

NTT discovered a technique to rotate the direction of electrons, which are necessary for quantum information processing, to any desired direction without using a magnetic field, as part of its efforts to produce quantum computers that NTT believes will fundamentally change information processing technology.

As a result of NTT Group’s neuroscience research and development efforts aimed at providing natural communication, NTT Group made the discovery that body shape recognition is associated with one’s sense of hearing.

NTT Group fused conductive polymers with silk and other thread materials and succeeded in creating a material that enables long-term measurements of vital signs without irritating bare skin or burdening the wearer of the material. When worn, a shirt made of this material enables continuous monitoring of one’s heartbeat and acts as an electrocardiogram. The development of this material is expected to contribute not only to the medical field but also in various areas such as in sports and in the promotion of healthier living.

ITEM 4A—UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2013, NTT Group has worked to expand its provision of broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.” The fiscal year ended March 31, 2013 marked the final fiscal year of this Medium-Term Management Strategy. In November 2012, NTT Group formulated its new Medium-Term Management Strategy, entitled “Towards the Next Stage,” in order to respond to the increasingly faster pace of globalization of the market and the development of cloud services.

Broadband Services

In the fixed-line communications field, NTT Group continued to take measures to expand the use of its “FLET’S Hikari” services and to improve its customer support services. NTT Group began offering “Omoikkiri Wari,” a program designed to attract new subscribers, and “Hikari Motto Motto Wari,” a program designed to promote long-term continuous use.

In the mobile communications field, NTT Group worked to further increase the speed of “Xi,” with high-speed and large-capacity capabilities, in order to operate safe, secure and high quality networks and to expand service areas. NTT Group also worked to further enhance smartphone convenience by launching the “XperiaTM Z” phone, which is equipped with a Quad-Core CPU, a large-capacity battery, and high-speed processing capability. In addition, NTT Group introduced various rate plans and improved after-sales services in order to provide its users with a customer-friendly environment for smartphone and “Xi” use.

NTT Group engaged in cooperative projects with convenience store operators, railroad companies, shopping district promotion associations and local governments to strengthen Wi-Fi environments in order to improve the convenience of data communication using devices such as smartphones and increase the use of Hikari services. Customers can also use the Wi-Fi environment as a platform for distributing information.

Upper Layer Services—Solutions Businesses

NTT Group has put significant effort into enhancing its contents services. Specifically, NTT Group introduced new services that can be conveniently used on smartphones and tablet devices, such as “d shopping,” an easy-to-use online shopping service, and “d game,” a gaming service offered in collaboration with a leading game maker. Subscriptions for “d video,” a flat-rate video distribution service for smartphones, exceeded four million at the end of the fiscal year ended March 31, 2013.

NTT provided highly convenient services in the fields of medicine and education, with a focus on industry-specific solutions which have been developed based on each industry’s unique characteristics and trends. In the field of medicine, for example, NTT launched “Hikari Timeline,” which enables information sharing among medical institutions by compiling the electronic medical records of different medical institutions in chronological order. For corporate customers, NTT Group launched “BizXaaS BA,” a customer information analysis support service utilizing big data, which enables quick and cost-effective use of client information analysis reports.

Global Businesses

NTT Group acquired all of the shares of Centerstance, Inc., a U.S.-based company that supports cloud migration, making it a wholly-owned subsidiary (“NTT Centerstance, Inc.”) in order to expand NTT Group’s global operations and enhance its provision of cloud services. Through close collaboration between NTT Centerstance, Inc. and each NTT Group company, NTT Group has established an infrastructure that enables the integrated provision to its customers of information and telecommunications environments.

As part of its expansion of cloud services, NTT Group established a global Research and Development committee in October 2012 in order to strengthen NTT Group’s research and development capabilities, and began preparations to expand and enhance research and development based in North America.

In order to strengthen its ability to seamlessly provide global services to Japanese companies operating overseas and to local corporations, NTT Group built new data centers in Singapore and Malaysia. These countries are receiving attention as major system hubs for the Asia region because they are located in areas which are believed to be the least impacted by potential natural disasters.

Research and Development

As part of its efforts to create new services, NTT Group engaged in research and development directed at the advancement of video services and mobile communications services, strengthening the network platforms that support these services, and the development of the fourth-generation mobile communications systems that will succeed LTE. At the same time, NTT Group promoted research and development efforts in areas that serve as stepping stones to developing new growth strategies, such as cloud networks and security. In addition, NTT Group conducted research and development focused on developing solutions for societal issues, such as healthcare and the environment, and disaster-resistant network services. Further, NTT Group promoted research in high-capacity optical transmission technology and quantum information processing as initiatives to develop advanced technologies for the future.

CSR (Corporate Social Responsibility)

In order to contribute to the sustainable development of society, NTT Group companies have worked collectively to achieve each of the goals set out in the “NTT Group CSR Priority Activities” plan which was established in accordance with the NTT Group CSR Charter. During the fiscal year ended March 31, 2013, by setting quantitative indicators for the eight Priority Activities, NTT Group further promoted and clarified the link between CSR activities and its businesses. One of the themes of NTT Group’s environmental vision is “creating a low-carbon society.” In furtherance of that theme, in the fiscal year ended March 31, 2009, NTT Group adopted a policy known as “Green NTT” as a means of promoting the use of renewable energy. By the end of the fiscal year ended March 31, 2013, NTT achieved its target of installing a total of 5.0 megawatts of solar power production facilities.

Restoration and Disaster Countermeasures

NTT Group has continued to build upon its disaster countermeasure efforts following the Great East Japan Earthquake. Specifically, NTT Group worked to improve the earthquake resistance and water resistance of exchange offices, re-examine its transmission lines, build backup smartphone-related facilities (packet communications platforms), augment electric power facilities and expand disaster countermeasure facilities. In order to further enhance user convenience, NTT Group has increased the storage capacity of messages on the Web171 Disaster Message Board, in terms of number and storage time, linked the mobile and PHS versions of the disaster message board services and added certain functions such as the ability to provide message registration details via email and voice.

Consolidated Operating Revenues, Operating Expenses, Operating Income, Income Before Income Taxes and Net Income Attributable to NTT

NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2013 were ¥10,700.7 billion (an increase of 1.8% from the previous fiscal year). Consolidated operating expenses were ¥9,498.8 billion (an increase of 2.3% from the previous fiscal year). As a result, consolidated operating income was ¥1,202.0 billion (a decrease of 1.7% from the previous fiscal year), consolidated income before income taxes was ¥1,201.1 billion (a decrease of 3.1% from the previous fiscal year), and consolidated net income attributable to NTT was ¥524.1 billion (an increase of 12.1% from the previous fiscal year). See “Item 5—Results of Operations—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012” for an analysis of consolidated results of operations.

Business Outlook

Development of Business Pursuant to the Medium-Term Management Strategy

In November 2012, NTT Group released its new Medium-Term Management Strategy, “Toward the Next Stage.” NTT Group has set a goal of achieving further growth and transformation by becoming a “valued partner” that customers continue to select.

Specifically, NTT Group will seek to implement the following initiatives.

—Expansion of Global Cloud Services—

In order to strengthen its individual services and to swiftly respond to a variety of customer needs, NTT Group will bolster its service structure by taking advantage of its ability as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platform stage, such as providing data centers and an IP backbone, to the ICT management and applications stage.

In addition, in order to accelerate research and development in the cloud and the security sectors, NTT Group established a new company, NTT Innovation Institute, Inc. (“NTT I3”), in the cutting-edge and fiercely competitive North American market. Based on the technology developed at NTT I3, NTT Group will offer North America-based cloud services globally, including to Japan. In particular, in the security sector, global security platforms (i.e., shared platforms) will be built and deployed. At the same time, NTT Group will promote efforts to provide services with further improvements in customer safety and security, by working to strengthen its ability to operate under diverse legal systems that differ by country and region.

As a result of the above, NTT aims to increase sales from its global businesses to approximately twice the level of current sales by the fiscal year ending March 31, 2017 and to increase revenues from its overseas business to approximately half of corporate revenues by establishing “Global Cloud Services” as the cornerstone of NTT’s business operations going forward.

—Strengthening Network Service Competitiveness—

NTT Group will work to further improve the effectiveness of its network equipment which NTT Group has established to date by allocating capital investment as appropriate according to the changes in business models and the market. Additionally, by expanding construction projects that do not require the dispatch of NTT employees, NTT Group has reduced costs associated with initiating optical transmission lines and has further improved the efficiency of its maintenance and operational business. NTT Group will work to establish simple and highly efficient business operations while taking into account future business environment changes.

As a result of the above efforts, NTT Group expects to reduce costs related to fixed-line/mobile communications service by at least ¥400 billion by the end of the fiscal year ending March 31, 2015 (compared with the fiscal year ended March 31, 2012), and will comprehensively strengthen the competitiveness of its existing network services.

Furthermore, NTT aims to further expand fiber-optic access by creating new ICT use scenarios and developing a smartphone user platform by improving the quality of LTE service.

In addition, NTT Group aims to reduce its capital investment as a percentage of operative revenues (Capex to Sales ratio) to 15% by the fiscal year ending March 31, 2016 through drastic streamlining of capital investments. See “Item 4—Information on the Company—Capital Investments” for a discussion of capital investment. Further, NTT Group plans to increase mergers and acquisitions activity with a focus on cloud-related businesses with the goal of enhancing shareholder returns.

Through these efforts, NTT Group will work towards earnings per share (“EPS”) growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

Responding to Environmental Issues

With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below.

•

“Green of ICT”—This initiative is aimed at reducing the environmental burden resulting from ICT, through measures such as energy conservation at NTT Group’s data centers and communication facilities, and promoting renewable energy generation.

•	“Green by ICT”—This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”—Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community.

Through innovative uses of ICT, NTT will contribute to the realization of environmentally friendly and smart communities (next generation energy, social systems) by promoting a power visualization service for customers’ power consumption in office buildings and condominium complexes to support the reduction of electric power consumption and energy saving.

Initiatives for Secure and Safe Networks

Based on experience gained from the Great East Japan Earthquake and other disasters, NTT Group will continue to work towards the development of disaster-resistant facilities. Additionally, with respect to the disaster message dial and other support services, NTT Group will strive to achieve further growth and increased convenience, participate in drills through collaboration with external institutions, such as the national and local governments, and work to bolster its disaster countermeasures.

In light of the dramatic increase of smartphone users, NTT Group will continue to provide stable operation of its network environment through appropriate enhancement of its facilities and further improvements to network reliability.

NTT Group will put together necessary security countermeasures in order to deal with wide-scale and diversified cyberattacks.

Results of Operations

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

Telecommunications Circuit Facilities, etc.

In order to provide high quality telecommunication services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2012 and March 31, 2013:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2012	As of Mar. 31, 2013	Change	Percent Change
Telephone Subscriber Lines(1)	27,521	25,042	(2,479)	(9.0)%
NTT East	13,554	12,289	(1,265)	(9.3)%
NTT West	13,968	12,753	(1,215)	(8.7)%
INS-Net(2)	4,150	3,724	(426)	(10.3)%
NTT East	2,142	1,914	(228)	(10.6)%
NTT West	2,008	1,810	(198)	(9.9)%
Telephone Subscriber Lines + INS-NET	31,672	28,766	(2,905)	(9.2)%
NTT East	15,695	14,203	(1,492)	(9.5)%
NTT West	15,976	14,563	(1,413)	(8.8)%
Public Telephones	231,038	210,448	(20,590)	(8.9)%
NTT East	110,242	100,564	(9,678)	(8.8)%
NTT West	120,796	109,884	(10,912)	(9.0)%
FLET’S ISDN	152	127	(25)	(16.4)%
NTT East	71	58	(13)	(18.9)%
NTT West	81	69	(11)	(14.2)%
FLET’S ADSL	2,322	1,848	(474)	(20.4)%
NTT East	1,135	858	(277)	(24.4)%
NTT West	1,187	990	(197)	(16.6)%
FLET’S Hikari(3)	16,564	17,300	736	4.4%
NTT East	9,353	9,750	397	4.2%
NTT West	7,211	7,550	339	4.7%
FLET’S Hikari Next	7,106	9,257	2,151	30.3%
NTT East	4,275	5,303	1,028	24.0%
NTT West	2,831	3,955	1,124	39.7%
FLET’S Hikari Light	297	661	365	122.9%
NTT East	261	437	176	67.7%
NTT West	36	224	188	521.9%
Hikari Denwa	13,900	15,169	1,269	9.1%
NTT East	7,402	8,085	682	9.2%
NTT West	6,498	7,084	586	9.0%
Conventional Leased Circuit Services	269	260	(9)	(3.3)%
NTT East	134	128	(6)	(4.3)%
NTT West	135	132	(3)	(2.3)%
High Speed Digital Services	158	152	(7)	(4.3)%
NTT East	84	80	(5)	(5.5)%
NTT West	74	72	(2)	(2.9)%
NTT Group Major ISPs(4)	11,882	11,611	(271)	(2.3)%
OCN	8,437	8,207	(229)	(2.7)%
Plala	3,122	3,071	(51)	(1.6)%
Hikari TV	2,004	2,453	449	22.4%

	As of Mar. 31, 2012	As of Mar. 31, 2013	Change	Percent Change
FLET’S TV Transmission Services	861	1,003	142	16.5%
NTT East	642	714	72	11.2%
NTT West	219	289	70	32.1%
Mobile(5)	60,129	61,536	1,407	2.3%
FOMA(6)	57,905	49,970	(7,935)	(13.7)%
Xi	2,225	11,566	9,341	419.8%
i-mode	42,321	32,688	(9,634)	(22.8)%
sp-mode	9,586	18,285	8,698	90.7%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.

(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2012	2013	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,507.4	10,700.7	193.4	1.8%
Fixed voice related services	1,949.6	1,769.4	(180.1)	(9.2)%
Mobile voice related services(1)	1,870.1	1,701.1	(169.0)	(9.0)%
IP/Packet communications services(2)	3,602.5	3,779.3	176.7	4.9%
Sales of telecommunications equipment	580.9	844.9	264.0	45.4%
System integration	1,776.9	1,824.6	47.7	2.7%
Other	727.4	781.5	54.1	7.4%
Operating expenses	9,284.4	9,498.8	214.4	2.3%
Operating income	1,223.0	1,202.0	(21.0)	(1.7)%
Other income (expenses)	16.4	(0.9)	(17.2)	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,239.3	1,201.1	(38.2)	(3.1)%
Income tax expense (benefit)	587.8	481.2	(106.6)	(18.1)%
Equity in earnings (losses) of affiliated companies	(3.0)	(10.1)	(7.1)	—
Net income	648.6	709.7	61.2	9.4%
Less—net income attributable to noncontrolling interests	180.9	185.7	4.8	2.7%
Net income attributable to NTT	467.7	524.1	56.4	12.1%

(1)	Revenues for the fiscal year ended March 31, 2012 account for mova voice communications services, which were terminated as of March 31, 2012.

(2)	Revenues for the fiscal year ended March 31, 2012 account for mova packet communications services, which were terminated as of March 31, 2012.

Operating Revenues

NTT Group’s operating revenues are divided into the six service categories comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2013 increased 1.8% from the previous fiscal year to ¥10,700.7 billion. While voice related revenues continued to decline, the increase was due to such factors as an increase in IP/packet communications service revenues attributable to increases in FLET’S Hikari and supplementary service subscriptions, an increase in mobile business packet ARPU resulting from an increase in the number of smartphone subscriptions, an increase in handset sales revenues resulting from an increase in smartphone sales and an increase in overseas sales.

Operating revenues for each service category for the fiscal year ended March 31, 2013 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2013 decreased 9.2% from the previous fiscal year to ¥1,769.4 billion, accounting for 16.5% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increasing popularity of mobile phones, competition with optical IP telephones and fixed line services provided by other businesses.

Mobile Voice Related Services

Mobile voice related services include a portion of services from the mobile communications business segment, such as Xi and FOMA.

Mobile voice related revenues for the fiscal year ended March 31, 2013 decreased 9.0% from the previous fiscal year to ¥1,701.1 billion, accounting for 15.9% of total operating revenues. This was due to a decrease in voice ARPU arising from the decrease in billable MOU and the penetration of the “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Mobile Communications Business Segment.” MOU refers to the average monthly minutes of use per subscriber.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services in the regional communications business segment such as FLET’S Hikari and FLET’S ADSL, and a portion of the services in the long distance and international communications business segment such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services in the mobile communications business segment such as the packet communications services of Xi and FOMA.

In the fiscal year ended March 31, 2013, revenues from IP/packet communications services increased 4.9% from the previous fiscal year to ¥3,779.3 billion, accounting for 35.3% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business segment, and the spread of smartphones in the mobile communications business segment.

Sales of Telecommunications Equipment

This category includes a portion of the services in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2013, revenues from telecommunications equipment sales increased 45.4% from the previous fiscal year to ¥844.9 billion, accounting for 7.9% of total operating revenues. This increase was due to strong sales of handsets such as smartphones in the mobile communications business segment.

System Integration

NTT Group’s system integration services include the data communications business segment and a portion of the services in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2013, revenues from system integration increased 2.7% from the previous fiscal year to ¥1,824.6 billion, accounting for 17.1% of total operating revenues. This was due to an increase in the number of consolidated subsidiaries as a result of mergers and acquisitions in the long distance and international communications business segment and the data communications business segment.

Other

Other services principally comprise the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

In the fiscal year ended March 31, 2013, revenues from other services increased 7.4% from the previous fiscal year to ¥781.5 billion, accounting for 7.3% of total operating revenues. This was due mainly to an increase in revenues from the real estate business, and construction and electricity businesses.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2013 increased 2.3% from the previous fiscal year to ¥9,498.8 billion. The reasons for the increase are discussed below. Personnel expenses and expenses for purchase of goods and services and other expenses below are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2013 increased 0.2% from the previous fiscal year to ¥2,130.8 billion. Although the number of employees in the regional communications business segment continued to decline, personnel expenses increased compared with the previous fiscal year due to the increase in the total number of employees as a result of, among other things, the increase in the number of consolidated subsidiaries as a result of mergers and acquisitions in the long distance and international communications business segment, the mobile communications business segment and the data communications business segment.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2013, cost of services and equipment sold and selling, general and administrative expenses collectively increased 3.2% from the previous fiscal year to ¥5,026.1 billion. Although expenses were reduced by improving operational efficiency in the regional communications business segment and long distance and international communications business segment, overall expenses increased compared with the previous fiscal year as a result of an increase in the wholesale unit prices of handsets and distributor commissions resulting from the expansion of smartphone sales in the mobile communications business segment and an increase in the number of consolidated subsidiaries in the data communication business segment, the mobile communications business segment and the data communications business segment.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2013 decreased 0.6% from the previous fiscal year to ¥1,899.2 billion. This was due to improvements in capital efficiency in the regional communications business segment, despite the increase in depreciation and amortization expenses from the expansion of LTE base stations in the mobile communications business segment.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2013 was ¥1,202.0 billion, a decrease of 1.7% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other expenses for the fiscal year ended March 31, 2013 was ¥0.9 billion, compared to other income of ¥16.4 billion in the previous fiscal year. This was mainly due to a decrease of ¥12.6 billion in gains on sales of property, plant and equipment from the previous fiscal year and an increase of ¥7.3 billion in loss on valuation of securities from the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2013 decreased 3.1% from the previous fiscal year to ¥1,201.1 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2013, income tax expense decreased 18.1% from the previous fiscal year to ¥481.2 billion. The decrease was due to the re-measurement of the existing net deferred tax assets using the lower statutory tax rates that were enacted in Japan in November 2011, which resulted in the recognition of additional income tax expense of ¥89.9 billion as income tax expense in the previous fiscal year. In addition, the actual effective tax rate decreased from 47.4% for the year ended March 31, 2012 to 40.1% for the year ended March 31, 2013, primarily because the effect of the re-measurement of the existing net deferred tax assets in the year ended March 31, 2012 did not reoccur for the year ended March 31, 2013.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2013 was ¥709.7 billion, an increase of 9.4% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2013 was ¥524.1 billion, an increase of 12.1% from the previous fiscal year.

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 15 to the Consolidated Financial Statements.)

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

The other business segment principally comprises other services such as real estate, financing, construction and electricity, system development and advanced technology development.

An overview of the operational results for each business segment is as follows:

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

		Fiscal Year Ended March 31, 2013
Service Types		Operating Revenue Amounts (¥ million)	Comparison with Previous Year (%)
Regional communications business	Fixed voice related services	1,684,266	(8.9)%
	IP/packet communications services	1,460,655	4.6%
	System integration services	145,298	8.8%
	Other services	367,998	(4.8)%
	Subtotal	3,658,217	(2.8)%
	Intersegment	454,291	(0.8)%
	Total for regional communications business	3,203,926	(3.1)%

Long distance and international communications business	Fixed voice related services	418,615	(7.6)%
	IP/packet communications services	377,994	(1.6)%
	System integration services	574,276	(0.2)%
	Other services	287,062	7.9%
	Subtotal	1,657,947	(1.2)%
	Intersegment	103,241	(2.1)%
	Total for long distance and international communications business	1,554,706	(1.2)%

Mobile communications business	Mobile voice related services	1,736,161	(8.5)%
	IP/packet communications services	1,975,868	7.1%
	Other services	758,093	52.0%
	Subtotal	4,470,122	5.4%
	Intersegment	39,090	35.2%
	Total for mobile communications business	4,431,032	5.2%

Data communications business	System integration services	1,303,516	4.1%
	Intersegment	149,373	4.0%
	Total for data communications business	1,154,143	4.1%

Other business	Other services	1,257,577	15.5%
	Intersegment	900,644	15.3%
	Total for other business	356,933	15.8%

Consolidated Operating Revenue Amounts Total		10,700,740	1.8%

Note:	The above figures do not include consumption tax or other taxes.

(1)	Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2013 decreased to ¥3,658.2 billion (a decrease of 2.8% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses as a result of a decline in the number of employees in this segment, and a reduction in expenses as a result of a decrease in corresponding costs related to the Great East Japan Earthquake from the previous fiscal year, operating expenses were ¥3,565.7 billion in the fiscal year ended March 31, 2013 (a decrease of 3.0% from the previous fiscal year).

As a result, segment operating income in the fiscal year ended March 31, 2013 increased 6.5% to ¥92.5 billion.

The state of operations for each service in the regional communications business segment was as follows:

(Fixed Voice Related Services)

In conjunction with the shift in customer needs from subscriber line telephones and INS-Net to mobile phones, IP telephones, and similar devices, the number of subscriptions for telephone subscriber services fell to 25,042 thousand as of March 31, 2013, a decrease of 2,479 thousand subscribers from the previous fiscal year.

As a result of the continued contraction in demand for INS-Net services due to the spread of broadband access services, the number of INS-Net subscribers as of March 31, 2013 fell to 3,724 thousand, a decrease of 426 thousand INS-Net subscribers from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	13,554	12,289	(1,265)	(9.3)%
INS-Net subscriptions	2,142	1,914	(228)	(10.6)%

NTT West:
Telephone subscriptions	13,968	12,753	(1,215)	(8.7)%
INS-Net subscriptions	2,008	1,810	(198)	(9.9)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2013 was ¥2,450 for NTT East and ¥2,410 for NTT West, a decrease of ¥50 (2.0%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2013 was ¥5,060 for NTT East and ¥4,890 for NTT West, a decrease of ¥20 (0.4%) and ¥30 (0.6%), respectively, from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,810 for NTT East and ¥2,720 for NTT West, a decrease of ¥50 (1.7%) and ¥40 (1.4%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and INS-Net services.

The numbers of MYLINE registrations were as follows:

	As of March 31,
	2012	2013	Change
Intra-city:
NTT East	54.1%	54.9%	0.8%
NTT West	51.3%	52.2%	0.9%
NTT Communications	34.7%	33.9%	(0.8)%

Intra-prefectural and inter-city:
NTT East	50.3%	51.2%	0.9%
NTT West	47.9%	48.8%	0.9%
NTT Communications	35.6%	34.8%	(0.8)%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2013 were ¥5.26 per three minutes for GC interconnection charges and ¥6.79 per three minutes for IC interconnection charges. Revenues from these access charges for the fiscal year ended March 31, 2013 decreased by ¥9.5 billion from the previous fiscal year to ¥72.4 billion for NTT East and by ¥10.1 billion from the previous fiscal year to ¥80.1 billion for NTT West (including subsidies to NTT East and NTT West).

Although NTT offers dedicated fixed-rate, high-quality access services for business users, as a result of the provision of services such as “Business Ether WIDE,” which utilizes the NGN, and other Ethernet services suited to low-cost and highly reliable LAN communications, and the shift in demand for IP system services such as “FLET’S VPN WIDE,” the decreasing trend in the number of subscribers to leased circuit services is continuing.

The number of subscriptions for leased circuit services in the regional communications business segment was as follows:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	134	128	(6)	(4.3)%
High-speed digital circuits	84	80	(5)	(5.5)%

NTT West:
Conventional leased circuits	135	132	(3)	(2.3)%
High-speed digital circuits	74	72	(2)	(2.9)%

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group has worked to build solid revenue structures by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, NTT Group launched “FLET’S Hikari WiFi Access,” a service for small multi-dwelling units, such as apartments, that share wireless LAN access, connected by optical networks, with multiple users within the same multi-unit dwelling, thereby enabling connection to the Internet. In order to attract new FLET’S Hikari subscribers, NTT East launched “Omoikkiri Wari,” a discount campaign for monthly rates conditioned on the user maintaining their subscription for a period of two years. NTT West began offering “FLET’S Hikari Next Super High-Speed Type Hayabusa,” which offers a maximum transmission speed of 1 Gbps for both uploading and downloading data. NTT West also began providing “Hikari Motto Motto Wari,” a rate plan for FLET’S Hikari Next and other services that provides discounts on monthly charges depending on the number of years of subscription, under the condition of continuous use within the applicable discount period.

NTT Group sought to expand convenient, high value-added services to meet the diverse needs of its customers and worked to enhance and strengthen rate plans by providing a discount service on monthly rates for FLET’S Hikari subscribers who have formed an invoicing group. As a result, the number of subscriptions to “FLET’S Hikari” as of March 31, 2013 was 17,300 thousand, an increase of 736 thousand subscriptions over the previous fiscal year, of which FLET’S Hikari Next accounted for 9,257 thousand subscriptions.

Moreover, the number of Hikari Denwa subscriptions increased by 1,269 thousand channels from the previous fiscal year to 15,169 thousand channels, and the number of FLET’S TV subscriptions increased by 142 thousand over the previous fiscal year to 1,003 thousand subscriptions.

The numbers of subscriptions for “FLET’S Hikari,” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari(1)	9,353	9,750	397	4.2%
FLET’S ADSL	1,135	858	(277)	(24.4)%
Hikari Denwa (channels)	7,402	8,085	682	9.2%
FLET’S TV Transmission Service	642	714	72	11.2%

NTT West:
FLET’S Hikari*	7,211	7,550	339	4.7%
FLET’S ADSL	1,187	990	(197)	(16.6)%
Hikari Denwa (channels)	6,498	7,084	586	9.0%
FLET’S TV Transmission Service	219	289	70	32.1%

(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

FLET’S Hikari ARPU in the fiscal year ended March 31, 2013 was ¥5,840 for NTT East and ¥5,860 for NTT West, ¥60 (1.0%) and ¥70 (1.2%) lower, respectively, than in the previous fiscal year. The main reason for these decreases was the expansion of cheaper rate plans and discount services.

See “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group has conducted efficient and effective business activities in the fields of medicine, education and governmental services to enable regional customers to utilize ICT, primarily by providing solutions tailored to specific businesses based on industry characteristics and trends.

In the area of medicine, given increased interest among medical institutions in unifying medical records through ICT, NTT Group began offering “Hikari Timeline,” which enables information sharing among medical institutions by gathering electronic medical records from different medical institutions in chronological order.

In the area of education, NTT Group began offering cloud-based education support services to universities, making study support and interactive communication among faculty members and students possible using cloud services.

In the area of governmental services, in connection with its restoration support activities following the Great East Japan Earthquake, NTT Group received numerous requests from local governments to backup important data at remote locations. In response, NTT East launched “Biz Hikari Cloud Safe Server Hosting,” a service in which a virtual server is lent to the customer on NTT East’s cloud platform, and “Biz Hikari Cloud Safe Data Backup,” a service in which customers’ data is backed up onto a virtual server on the cloud platform.

In collaboration with Microsoft Japan and Dell Japan, NTT began offering a one-stop shop system to business users to provide the latest OS (basic software) of Microsoft Japan, applications, cloud services, optical broadband services and support services, to the latest PC’s and tablet devices of Dell Japan.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

(2) Long Distance and International Communications Business Segment

Despite an increase in the number of consolidated subsidiaries and an increase in video service subscriptions, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2013 were ¥1,657.9 billion (a decrease of 1.2% from the previous fiscal year) due to, among other things, a decrease in voice-related revenues. On the other hand, despite an increase in operating expenses as a result of an increase in the number of consolidated subsidiaries, operating expenses for the fiscal year ended March 31, 2013 were ¥1,536.7 billion (a decrease of 1.6% from the previous fiscal year) due in part to a decrease in operating expenses as a result of extensive cost-cutting efforts, such as through improvements in operational efficiency, and a decrease in telecommunications facilities usage fees.

As a result, segment operating income in the fiscal year ended March 31, 2013 was ¥121.3 billion (an increase of 4.0% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

NTT Group continued to respond to a variety of customer needs for telephone services through domestic and international telephone services such as “PL@TINUM LINE.”

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2012	2013	Change
Inter-prefectural	81.8%	81.9%	0.1%
International	80.4%	80.6%	0.2%

(IP/Packet Communications Services)

In the long distance and international communications business segment, NTT Group worked to expand IP services.

Total subscriptions for the Internet connection services “OCN” and “Plala” by individual customers were 11.28 million as a result of proactive marketing centered around fiber-optic services and by providing a variety of services. NTT Group began offering “Hikari TV,” a music distribution service that enables users to listen to unlimited music at a fixed rate on televisions, smartphones and tablet devices and an electric book service for NTT Plala. Further, in order to meet the rapidly expanding needs of mobile services users, NTT Group launched “OCN Mobile Entry d LTE,” a mobile data communications service, and enhanced its new 050 IP telephone service to address the spread of smartphones and tablet devices.

For corporate customers, NTT Group began offering “Arcstar IP Voice,” a service that provides corporate customers inexpensive and stable quality external line communications by converting voice communications to IP and integrating them into data communication circuits, lowering communication line and operational costs.

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2012	2013	Change	Percent change
	(in thousands)
IP-VPN	107	105	(1)	(1.4)%
OCN (ISP)	8,437	8,207	(229)	(2.7)%
Plala (ISP)*	3,122	3,071	(51)	(1.6)%
Hikari TV*	2,004	2,453	449	22.4%

*	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

(System Integration Services)

NTT Group provided total ICT outsourcing services in order to address ICT market trends and changes in separate business models, revamp global networks linking customer bases all over the world, and, after transitioning customer systems to cloud services, achieve global seamless one-stop operations and otherwise improve customer productivity and efficiency. In addition, NTT Group began offering “Biz Hosting Enterprise Cloud,” a cloud service for businesses that utilizes network virtualization technology, to respond to the increasing need for cloud networks and globalization.

With respect to global business, NTT Group endeavored to respond to the needs of multinational companies by enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group provided global one-stop, comprehensive ICT services, primarily through Dimension Data, which has offices in more than 50 countries around the world. In 2011, Dimension Data, in order to heighten its role in providing solutions focusing on a variety of technologies and services across multiple regions, revamped its corporate brand identity in line with the brand change of its affiliate Datacraft in Asia to Dimension Data. Dimension Data also acquired OpSource, which offers cloud services and managed hosting services in the U.S., forming a cloud solutions business unit to provide cloud services in the global market. These services include building private clouds, utilizing public clouds and developing hybrid cloud models, which combine both private and public clouds. In October 2012, Dimension Data consolidated its cloud businesses, OpSource and BlueFire, under the unified Dimension Data brand, enabling it to provide cloud services globally under one common name, and continued to promote its cloud strategies. Dimension Data is making investments in order to broaden the scope and scale of managed services and to advance managed services in the core areas of networks, communications, security, Microsoft solutions and data center solutions.

(3) Mobile Communications Business Segment

Despite a decline in voice revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2013 were ¥4,470.1 billion (an increase of 5.4% from the previous fiscal year) due to an increase of IP / packet communications revenues as a result of the increased number of smartphone users, an increase in revenues from telecommunication equipment sales, and an increase in revenues associated with the operations in new business sectors. The eight new business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M, aggregation and platforms, environment and ecology and safety and security. Despite NTT Group’s ongoing cost-cutting efforts, however, operating expenses for the fiscal year ended March 31, 2013 were ¥3,633.7 billion (an increase of 8.0% from the previous fiscal year) due to an increase in the costs associated with the development of operations in new business sectors, an increase in the wholesale unit prices of handsets arising from the increase in sales of smartphones and an increase in depreciation and amortization expenses from the expansion of LTE base stations.

As a result, segment operating income was ¥836.4 billion (a decrease of 4.6% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March 31, 2013, NTT Group worked towards the further expansion of the scope of its mobile phone services, and the expansion of new business sectors towards new value creation. Specifically, NTT Group worked to expand the lineup of smartphone handsets, coverage areas for Xi, rate plans and after-sales services. NTT Group also took measures in addition to the development of the eight new business sectors described above to collaborate with alliance companies and to create new added value through the convergence of various industries and services. NTT Group also worked towards providing more convenient services through collaborative efforts in the mobile field and new business sectors.

As of March 31, 2013, the number of subscriptions to NTT DOCOMO mobile phone services increased by 1.41 million subscriptions (2.3%), from 60.13 million at the end of the previous fiscal year to 61.54 million subscriptions. In mobile phone services, the number of FOMA service subscriptions decreased by 7.94 million subscriptions (13.7%) to 49.97 million subscriptions from 57.90 million subscriptions as of the end of the previous fiscal year, and the number of “Xi” service subscriptions increased from 2.22 million subscriptions as of the end of the previous fiscal year to 11.57 million subscriptions as of March 31, 2013, an increase of 9.34 million subscriptions.

NTT DOCOMO is aiming to expand the use of smartphones. As a result of efforts such as launching new services and new rate plans and enhancing handset lineups, sales of smartphones increased 51% from the previous fiscal year, with 13.29 million units sold, and the number of sp-mode subscribers was 18.29 million as of the end of the fiscal year ended March 31, 2013.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
Mobile phone services(1)	60,129	61,536	1,407	2.3%
FOMA services(1)	57,905	49,970	(7,935)	(13.7)%
Xi services	2,225	11,566	9,341	419.8%
Estimated mobile phone market share(1)(2)	46.9%	45.2%	(1.7)%	—
i-mode services	42,321	32,688	(9,634)	(22.8)%
sp-mode services	9,586	18,285	8,698	90.7%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers which is computed based on figures released by the Telecommunications Carriers Association.

Mobile phone service MOU decreased from 126 minutes as of March 31, 2012 to 117 minutes as of March 31, 2013. Within the MOU amount, billable MOU, indicating the number of call minutes per bill, decreased from 104 minutes in the fiscal year ended March 31, 2012 to 89 minutes in the fiscal year ended March 31, 2013 due to the provision of free calling between family members and alternative methods for voice communications, such as VoIP services and SNS.

Aggregate ARPU of mobile phone services decreased by ¥300 (5.8%) to ¥4,840 in the fiscal year ended March 31, 2013 from ¥5,140 in the fiscal year ended March 31, 2012. This was due to a decrease in voice ARPU, which decreased by ¥470 (21.4%) to ¥1,730 in the fiscal year ended March 31, 2013 from ¥2,200 in the previous fiscal year, as a result of the spread of the “Value Plan,” the impact from the “Monthly Support” discount program in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU increased, however, by ¥100 (3.9%) to ¥2,690 in the fiscal year ended March 31, 2013, from ¥2,590 in the fiscal year ended March 31, 2012 as a result of the expansion of packet fixed-rate services. Smart ARPU increased by ¥70 (20.0%) to ¥420 from ¥350, due to, among other things, the increase in revenue of “dmarket” services.

See “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding MOU and ARPU of mobile phone services:

	As of March 31,
	2012	2013	Change	Percent Change
MOU (minutes)	126	117	(9)	(7.1)%
Billable MOU (minutes)	104	89	(15)	(14.4)%
Aggregate ARPU	¥5,140	¥4,840	¥(300)	(5.8)%
Voice ARPU	2,200	1,730	(470)	(21.4)%
Packet ARPU	2,590	2,690	100	3.9%
Smart ARPU	350	420	70	20.0%

The portion of the FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

NTT DOCOMO further enhanced its sizeable handset lineup to meet the diverse needs of a broad range of customers. In addition, NTT DOCOMO launched two series of “docomo smartphones,” the “docomo with series” and “docomo NEXT series,” to make it easier for customers to select a smartphone.

Revenues from sales of telecommunications equipment increased 52.0% from the previous fiscal year to ¥758.1 billion in the fiscal year ended March 31, 2013, due to a significant increase in smartphone handset sales.

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2013 increased 4.1% from the previous fiscal year to ¥1,303.5 billion due to, among other things, an increase in revenues resulting from the increase in the number of consolidated subsidiaries. On the other hand, operating expenses were ¥1,217.7 billion (an increase of 3.2% from the previous fiscal year) due to, among other things, an increase in expenses resulting from the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2013 increased 20.0% from the previous fiscal year to ¥85.8 billion.

Major operations for each service in the data communications business segment were as follows:

The Public & Financial IT Services Company, which provides IT services with high added value that support government, medicine, finance, settlement and other social infrastructure, was impacted by the procurement of contacts for large-scale projects and the acquisition of consolidated subsidiaries. NTT Group’s enterprise IT services, which provides IT services with high added value to support such business activities as manufacturing, logistics, services, media, and communications, was impacted by the increase in revenues from, among other things, scale expansion and the reduction of selling, general and administrative expenses.

(5) Other Business Segment

In the other business segment, due to increased revenues in the real estate sector as a result of an increase in the number of apartments delivered and in the financial sector, operating revenues for the fiscal year ended March 31, 2013 were ¥1,257.6 billion (an increase of 15.5% from the previous fiscal year). On the other hand, due to an increase in revenue-linked expenses and an increase in expenses associated with advanced technology development, among other things, operating expenses for the fiscal year ended March 31, 2013 were ¥1,204.0 billion (an increase of 16.6% from the previous fiscal year).

As a result, segment operating income was ¥53.6 billion (a decrease of 5.8% from the previous fiscal year).

Notes:

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East, NTT West

NTT separately computes the following four categories of ARPU for the fixed-line business conducted by each of NTT East and NTT West, using the following measures:

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

(1) FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West).

(6) Number of Active Subscribers used in the ARPU calculation of NTT East and NTT West are as below:

FY Results: Sum of number of Active Subscribers for each month from April to March Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b) NTT DOCOMO

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its “FOMA” and “Xi” services and its Smart ARPU is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(2) NTT DOCOMO started to use the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU will now be included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU will now be reclassified as Smart ARPU: 80 yen out of Packet ARPU revenues for the year ended March 31, 2012 and 80 yen out of Packet ARPU revenues for the year ended March 31, 2013.

(3) “mova” services were terminated as of March 31, 2012. “mova” service subscriptions are included in the calculations of MOU, Mobile Aggregate ARPU, Voice ARPU and Packet ARPU for the year ended Mar. 31, 2012.

(4) Communications module service subscribers, “Phone Number Storage” and “Mail Address Storage” services, and the revenues therefrom are not included in the calculations of mobile ARPU.

(5) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO are as below.

FY Results: Sum of number of Active Subscribers for each month from April to March .

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

Telecommunications Circuit Facilities, etc.

(Thousands, except for Public Telephones)

	As of Mar. 31, 2011	As of Mar. 31, 2012	Change	Percent Change
Telephone Subscriber Lines(1)	30,271	27,521	(2,750)	(9.1)%
NTT East	14,929	13,554	(1,375)	(9.2)%
NTT West	15,342	13,968	(1,374)	(9.0)%
INS-Net(2)	4,613	4,150	(462)	(10.0)%
NTT East	2,390	2,142	(248)	(10.4)%
NTT West	2,222	2,008	(214)	(9.6)%
Telephone Subscriber Lines + INS-NET	34,884	31,672	(3,212)	(9.2)%
NTT East	17,319	15,695	(1,624)	(9.4)%
NTT West	17,564	15,976	(1,588)	(9.0)%
Public Telephones	252,775	231,038	(21,737)	(8.6)%
NTT East	121,508	110,242	(11,266)	(9.3)%
NTT West	131,267	120,796	(10,471)	(8.0)%
FLET’S ISDN	193	152	(41)	(21.3)%
NTT East	94	71	(23)	(24.2)%
NTT West	99	81	(18)	(18.4)%
FLET’S ADSL	2,858	2,322	(536)	(18.8)%
NTT East	1,418	1,135	(284)	(20.0)%
NTT West	1,439	1,187	(252)	(17.5)%
FLET’S Hikari(3)	15,059	16,564	1,506	10.0%
NTT East	8,511	9,353	842	9.9%
NTT West	6,547	7,211	664	10.1%
FLET’S Hikari Next	4,596	7,106	2,510	54.6%
NTT East	2,963	4,275	1,312	44.3%
NTT West	1,633	2,831	1,198	73.4%
FLET’S Hikari Light	—	297	297	—
NTT East	—	261	261	—
NTT West	—	36	36	—
Hikari Denwa	12,113	13,900	1,788	14.8%
NTT East	6,446	7,402	956	14.8%
NTT West	5,667	6,498	831	14.7%
Conventional Leased Circuit Services	281	269	(12)	(4.3)%
NTT East	139	134	(5)	(3.5)%
NTT West	142	135	(7)	(5.1)%
High Speed Digital Services	171	158	(12)	(7.2)%
NTT East	91	84	(7)	(7.5)%
NTT West	80	74	(5)	(6.9)%
NTT Group Major ISPs(4)	11,662	11,882	220	1.9%
OCN	8,234	8,437	203	2.5%
Plala	3,101	3,122	21	0.7%
Video Services	—	—	—	—
Hikari TV	1,413	2,004	591	41.8%
FLET’S TV Transmission Services	592	861	269	45.5%
NTT East	475	642	167	35.1%
NTT West	117	219	102	87.5%
Mobile	58,010	60,129	2,120	3.7%
FOMA	56,746	57,905	1,159	2.0%
Xi	26	2,225	2,199	—
i-mode	48,141	42,321	(5,819)	(12.1)%
sp-mode	2,095	9,586	7,492	357.7%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next” and “FLET’S Hikari Light” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.

(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2011	2012	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,305.0	10,507.4	202.4	2.0%
Fixed voice related services	2,180.8	1,949.6	(231.2)	(10.6)%
Mobile voice related services	2,021.6	1,870.1	(151.5)	(7.5)%
IP/Packet communications services	3,341.1	3,602.5	261.4	7.8%
Sales of telecommunications equipment	565.9	580.9	15.0	2.7%
System integration	1,382.2	1,776.9	394.7	28.6%
Other	813.5	727.4	(86.1)	(10.6)%
Operating expenses	9,090.1	9,284.4	194.3	2.1%
Operating income	1,214.9	1,223.0	8.1	0.7%
Other income (expenses)	(39.1)	16.4	55.5	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,175.8	1,239.3	63.5	5.4%
Income tax expense (benefit)	475.6	587.8	112.2	23.6%
Equity in earnings (losses) of affiliated companies	1.7	(3.0)	(4.7)	—
Net income	701.9	648.6	(53.3)	(7.6)%
Less—net income attributable to noncontrolling interests	192.2	180.9	(11.4)	(5.9)%
Net income attributable to NTT	509.6	467.7	(41.9)	(8.2)%

Operating Revenues

Operating revenues in the fiscal year ended March 31, 2012 increased 2.0% from the previous fiscal year to ¥10,507.4 billion. While voice related revenues continued to decline, this increase was due to such factors as an increase in IP/packet communications service revenues attributable to increases in FLET’S Hikari and supplementary service subscriptions, an increase in mobile business packet ARPU resulting from an increase in the number of smartphone subscriptions, and a large increase in overseas sales.

Operating revenues for each service category for the fiscal year ended March 31, 2012 are summarized as follows:

Fixed Voice Related Services

Fixed voice related revenues for the fiscal year ended March 31, 2012 decreased 10.6% from the previous fiscal year to ¥1,949.6 billion, accounting for 18.6% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increasing popularity of mobile phones and the development of competition with optical IP telephones and fixed line services provided by other businesses, and competition with direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators.

Mobile Voice Related Services

Mobile voice related revenues for the fiscal year ended March 31, 2012 decreased 7.5% from the previous fiscal year to ¥1,870.1 billion, accounting for 17.8% of total operating revenues. This was due to a decrease in voice ARPU arising from the expansion of the “Value Plan” and the penetration of the “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Mobile Communications Business Segment.”

IP/Packet Communications Services

In the fiscal year ended March 31, 2012, revenues from IP/packet communications services increased 7.8% from the previous fiscal year to ¥3,602.5 billion, accounting for 34.3% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business segment, and the spread of smartphones in the mobile communications business segment.

Sales of Telecommunications Equipment

In the fiscal year ended March 31, 2012, revenues from telecommunications equipment sales increased 2.7% from the previous fiscal year to ¥580.9 billion, accounting for 5.5% of total operating revenues. This increase was due to robust sales of handsets such as smartphones in the mobile communications business, which more than offset a decrease in revenues from telecommunications equipment sales in the regional communications business segment.

System Integration

In the fiscal year ended March 31, 2012, revenues from system integration increased 28.6% from the previous fiscal year to ¥1,776.9 billion, accounting for 16.9% of total operating revenues. This was due to the effect of the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012 in the long distance and international communications business segment (compared to its consolidation for a period of three months during the fiscal year ended March 31, 2011), as well as an increase in the number of consolidated subsidiaries in the data communications business segment.

Other

In the fiscal year ended March 31, 2012, revenues from other services decreased 10.6% from the previous fiscal year to ¥727.4 billion, accounting for 6.9% of total operating revenues. This was due mainly to a decrease in revenues from the real estate business.

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

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2012, cost of services and equipment sold, and selling, general and administrative expenses increased 3.4% from the previous fiscal year to ¥4,868.6 billion. In the fiscal year ended March 31, 2012, there was a decrease in revenue-linked expenses, such as expenses associated with the construction of fiber-optic facilities commissioned by local governments, which were recorded in the regional communications business segment for the previous fiscal year. Furthermore, in the mobile communications business segment, telecommunications facilities usage fees decreased due to a reduction in access charges. Although expenses were reduced by improving operational efficiency, overall expenses increased compared with the previous fiscal year as a result of Dimension Data having been consolidated for the entire fiscal year, an increase in wholesale unit prices of handsets and distributor commissions resulting from the expansion of smartphone sales in the mobile communications business segment and an increase in revenue-linked expenses and selling and administrative expenses resulting from the increase in the number of consolidated subsidiaries in the data communication business.

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

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2012 was ¥16.4 billion, compared to other expenses of ¥39.1 billion in the previous fiscal year. One of the contributing factors was the increase in gains on sales of property, plant and equipment. Other factors include the decrease in foreign exchange losses, which were ¥1.5 billion and ¥17.4 billion for the fiscal years ended March 31, 2012 and 2011, respectively. Foreign exchange loss in the fiscal year ended March 31, 2011 stemmed from the use of derivatives entered into to hedge foreign exchange fluctuation risks associated with major overseas investments. Hedge accounting was not applied because those derivatives are investments associated with business consolidation.

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

Segment Information

Overviews of operational results for each business segment are as follows:

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

Service Types		Fiscal Year Ended March 31, 2012
		Sales and Operating Revenue Amounts (¥ million)	Comparison with Previous Year (%)
Regional communications business	Fixed voice related services	1,848,389	(10.0)%
	IP/packet communications services	1,396,106	7.9%
	System integration services	133,594	(33.0)%
	Other services	386,682	(19.7)%
	Subtotal	3,764,771	(6.5)%
	Intersegment	458,115	(7.9)%
	Total for regional communications business	3,306,656	(6.3)%

Long distance and international communications business	Fixed voice related services	452,840	(11.6)%
	IP/packet communications services	384,120	2.5%
	System integration services	575,682	201.9%
	Other services	266,014	4.4%
	Subtotal	1,678,656	26.0%
	Intersegment	105,506	(3.4)%
	Total for long distance and international communications business	1,573,150	28.6%

Mobile communications business	Mobile voice related services	1,896,467	(7.5)%
	IP/packet communications services	1,844,647	8.8%
	Other services	498,889	4.5%
	Subtotal	4,240,003	0.4%
	Intersegment	28,904	(11.0)%
	Total for mobile communications business	4,211,099	0.5%

Data communications business	System integration services	1,251,810	7.6%
	Intersegment	143,598	8.7%
	Total for data communications business	1,108,212	7.5%

Other business	Other services	1,089,039	(2.8)%
	Intersegment	780,794	(1.3)%
	Total for other business	308,245	(6.3)%
Consolidated Sales and Operating Revenue Amounts Total		10,507,362	2.0%

Note:	The above figures do not include consumption or other taxes.

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

Operations for each service in the regional communications segment were as follows:

(Fixed Voice Related Services)

With respect to telephone subscriber services, in conjunction with the shift in customer needs from subscriber line telephones and INS-Net to mobile phones, IP telephones, and similar devices, the number of subscriptions to telephone subscriber services fell to 27,521 thousand as of March 31, 2012, a decrease of 2,750 thousand subscribers from the previous fiscal year.

With respect to INS-Net services, as a result of the continued contraction in demand due to the spread of broadband access services, the number of INS-Net subscribers as of March 31, 2012 fell to 4,150 thousand, a decrease of 462 thousand INS-Net subscribers from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	14,929	13,554	(1,375)	(9.2)%
INS-Net subscriptions	2,390	2,142	(248)	(10.4)%

NTT West:
Telephone subscriptions	15,342	13,968	(1,374)	(9.0)%
INS-Net subscriptions	2,222	2,008	(214)	(9.6)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2012 was ¥2,500 for NTT East and ¥2,450 for NTT West, a decrease of ¥70 (2.7%) and ¥40 (1.6%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2012 was ¥5,080 for NTT East and ¥4,920 for NTT West, a decrease of ¥90 (1.7%) and ¥50 (1.0%), respectively, from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,860 for NTT East and ¥2,760 for NTT West, a decrease of ¥70 (2.4%) and ¥40 (1.4%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and INS-Net services.

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

Dedicated services are offered as fixed-rate, high-quality access services for business users. However, with the provision of services such as “Business Ether WIDE,” which utilizes the NGN, and other Ethernet services suited to low-cost and highly reliable LAN communications, the shift in demand to IP system services such as “FLET’S VPN WIDE” has led to the continuation of the decreasing trend in the number of subscribers to leased circuit services.

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

The numbers of subscriptions for flat-rate IP services, the IP telephone service, “Hikari Denwa,” and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2011	2012	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari(1)	8,511	9,353	842	9.9%
FLET’S ADSL	1,418	1,135	(284)	(20.0)%
Hikari Denwa (channels)	6,446	7,402	956	14.8%
FLET’S TV Transmission Service	475	642	167	35.1%

NTT West:
FLET’S Hikari*	6,547	7,211	664	10.1%
FLET’S ADSL	1,439	1,187	(252)	(17.5)%
Hikari Denwa (channels)	5,667	6,498	831	14.7%
FLET’S TV Transmission Service	117	219	102	87.5%

(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West.

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

(2) Long Distance and International Communications Business Segment

Despite a decline in fixed voice related revenues, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2012 were ¥1,678.7 billion (an increase of 26.0% from the previous fiscal year) due to, among other things, an increase in system integration revenues resulting from the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012. On the other hand, despite a decrease in operating expenses as a result of improvements to operational efficiency, operating expenses for the fiscal year ended March 31, 2012 were ¥1,562.0 billion (an increase of 26.4% from the previous fiscal year) due in part to an increase in operating expenses resulting from the consolidation of Dimension Data for the entire fiscal year ended March 31, 2012 (compared to its consolidation for a period of three months during the fiscal year ended March 31, 2011).

As a result, segment operating income in the fiscal year ended March 31, 2012 was ¥116.7 billion (an increase of 20.2% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

With respect to telephone services, NTT Group continued to respond to a variety of customer needs through domestic and international telephone services such as “PL@TINUM LINE.”

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

The following table shows the number of subscriptions to IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2011	2012	Change	Percent change
	(in thousands)
IP-VPN	108	107	(1)	(1.0)%
OCN (ISP)	8,234	8,437	203	2.5%
Plala (ISP)*	3,101	3,122	21	0.7%
Hikari TV*	1,413	2,004	591	41.8%

*	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

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

(3) Mobile Communications Business Segment

Despite a decline in voice revenues due to, among other things, the impact of the expansion of the “Value Plan” and the penetration of the “Monthly Support” discount programs in conjunction with the expansion of smartphone sales, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2012 were ¥4,240.0 billion (an increase of 0.4% from the previous fiscal year) due to an increase in IP/packet communications revenues and telecommunications equipment sales revenues as a result of NTT DOCOMO’s efforts to strengthen sales of smartphones. On the other hand, despite an increase in distributor commissions resulting from the increase in smartphone sales and an increase in wholesale unit prices of handsets, operating expenses for the fiscal year ended March 31, 2012 were ¥3,363.6 billion (a decrease of 0.6% from the previous fiscal year) as a result of a decrease in handset repair fees and telecommunications facilities usage fees.

As a result, segment operating income in the fiscal year ended March 31, 2012 increased 4.4% from the previous fiscal year to ¥876.4 billion.

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March 31, 2012, with the goals of evolving into an “integrated service company centered on mobility” and of the further evolution of smartphones and other devices and services, to enable the realization of safer, more stable, convenient and efficient living and business, NTT Group took measures to create new added value through the convergence of various industries and services.

As of March 31, 2012, the number of subscriptions to NTT DOCOMO mobile phone services topped 60 million, with an increase of 2.12 million subscriptions (3.7%) in one year, from 58.01 million at the end of the previous fiscal year to 60.13 million subscriptions. In mobile phone services, the number of FOMA service subscriptions increased by 1.16 million subscriptions (2.0%) to 57.90 million subscriptions from 56.75 million subscriptions as of the end of the previous fiscal year, and the number of “Xi” service subscriptions increased from 26 thousand subscriptions as of the end of the previous fiscal year to 2.22 million subscriptions as of March 31, 2012, an increase of 2.20 million subscriptions. mova services, which contributed greatly to the spread of mobile phones with their launch in March 1993, were terminated as of March 31, 2012.

NTT DOCOMO is aiming to expand the use of smartphones; as a result of efforts in launching new services and new rate services and enhancing handset lineups, it saw a large growth in the sales of smartphones, approximately 3.5 times the figures from the previous fiscal year, with 8.82 million units sold, and the number of sp-mode subscribers was 9.59 million as of the end of the fiscal year ended March 31, 2012.

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

Mobile phone service MOU (Xi + FOMA + mova) decreased from 134 minutes as of March 31, 2011 to 126 minutes as of March 31, 2012. Within the MOU amount, billable MOU (Xi+FOMA+mova), indicating the number of call minutes per bill, decreased from 114 minutes in the fiscal year ended March 31, 2011 to 104 minutes in the fiscal year ended March 31, 2012 due to the provision of free calling between family members and alternative methods for voice communications, such as VoIP services and SNS.

Aggregate ARPU of mobile phone services (Xi + FOMA + mova) decreased by ¥200 (3.9%) to ¥4,870 in the fiscal year ended March 31, 2012 from ¥5,070 in the fiscal year ended March 31, 2011. This was due to a decrease in voice ARPU (Xi + FOMA + mova), which decreased by ¥330 (13%) to ¥2,200 in the fiscal year ended March 31, 2012 from ¥2,530 in the previous fiscal year, as a result of the spread of the “Value Plan,” the impact from the “Monthly Support” discount program in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU (Xi + FOMA + mova) increased, however, by ¥130 (5.1%) to ¥2,670 in the fiscal year ended March 31, 2012, from ¥2,540 in the fiscal year ended March 31, 2011, due to the expansion of “Packet Flat-Rate” services.

See “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding MOU and ARPU of mobile phone services:

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

(Sales of Telecommunications Equipment)

NTT DOCOMO further enhanced its sizeable handset lineup to meet the diverse needs of a broad range of customers. In addition, NTT DOCOMO launched two series of “docomo smartphones,” the “docomo with series” and “docomo NEXT series,” to make it easier for customers to select a smartphone.

Revenues from sales of telecommunications equipment increased 4.5% from the previous fiscal year to ¥498.9 billion in the fiscal year ended March 31, 2012, due to a significant increase in smartphone handset sales.

(4) Data Communications Business Segment

In the data communications business segment, operating revenues in the fiscal year ended March 31, 2012 increased 7.6% from the previous fiscal year to ¥1,251.8 billion. On the other hand, operating expenses were ¥1,180.3 billion (an increase of 8.7% from the previous fiscal year) due to an increase in revenue-linked expenses and selling and administrative expenses resulting from the increase in the number of consolidated subsidiaries.

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

(5) Other Business Segment

In the other business segment, due to the decrease in the number of apartments sold in the real estate business, operating revenues for the fiscal year ended March 31, 2012 were ¥1,089.0 billion (a decrease of 2.8% from the previous fiscal year). On the other hand, due to a significant decrease in loan loss expenses within the financing business, operating expenses for the fiscal year ended March 31, 2012 were ¥1,032.2 billion (a decrease of 4.0% from the previous fiscal year).

As a result, segment operating income for the fiscal year ended March 31, 2012 was ¥56.9 billion, an increase of 26.8% from the previous fiscal year.

Notes:

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of its regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services. In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from FOMA mobile phone services, mova mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East, NTT West

NTT separately computes the following four categories of ARPU for the fixed-line business conducted by each of NTT East and NTT West, using the following measures:

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

(1) FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, and FLET’S Hikari Light provided by NTT West.

(2) Starting from the fiscal year ended March 31, 2011, FLET’S Hikari ARPU for NTT East and NTT West includes revenues from Remote Support Service, which is a FLET’S Hikari optional service included in Supplementary Business revenues.

(3) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(4) For purposes of calculating Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

(5) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(6) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers (including B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT West).

(7) Number of Active Subscribers used in the ARPU calculation of NTT East and NTT West are as below:

FY Results: Sum of number of Active Subscribers for each month from April to March Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

(b) NTT DOCOMO

NTT computes ARPU for NTT DOCOMO using three aggregate measures.

Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + Packet ARPU (mova).

(1) NTT DOCOMO’s Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and NTT DOCOMO’s Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

(2) NTT DOCOMO’s Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and NTT DOCOMO’s Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to its third generation FOMA services.

(3) NTT DOCOMO’s Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and NTT DOCOMO’s Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to NTT DOCOMO’s mova services. mova services were terminated as of March 31, 2012.

(4) Communications module service subscribers, “Phone Number Storage” and “Mail Address Storage” services, and the revenues therefrom are not included in the calculations of mobile ARPU.

(5) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO are as below.

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

Liquidity and Capital Resources

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2013 amounted to ¥2,453.7 billion, a decrease of ¥54.6 billion from ¥2,508.3 billion in the fiscal year ended March 31, 2012. This decrease was primarily due to a decrease in cash collected from customers resulting from an increase in installment sales of mobile devices, an increase in the wholesale unit costs of handsets and an increase in the payment of distributor commissions caused by the expansion of smartphone sales. This was partially offset by the last day of the previous fiscal year being a bank holiday which resulted in the collection of a portion of telephone and certain other charges from the previous fiscal year being carried over to this fiscal year ended March 31, 2013.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2013 amounted to ¥1,776.3 billion, a decrease of ¥195.0 billion from ¥1,971.2 billion in the fiscal year ended March 31, 2012. This decrease was due to, among other things, a decrease of ¥387.5 billion in net expenditures for short-term investments in conjunction with fund management investments in instruments of greater than three months duration offset in part by a ¥131.4 billion increase in payments for property, plant and equipment and in intangible fixed assets computed on a cash basis.

The increase of investment in payments for property, plant and equipment and in intangible fixed assets for the fiscal year ended March 31, 2013 resulted from, among other things, the increase of investments directed towards expansion of the “Xi” coverage area and the reinforcement of network facilities in order to respond to the rapid increase in the number of smartphones users in the mobile communications business, which more than offsetting both a decrease in investments related to the full-fledged recovery following the Great East Japan Earthquake and IP migration in the regional communications business. For the fiscal year ended March 31, 2013, capital investments amounted to ¥1,970.0 billion on an accrual basis, of which ¥785.9 billion was invested by the regional communications business and ¥753.7 billion was invested by the mobile communications business.

Net cash used in financing activities in the fiscal year ended March 31, 2013 amounted to ¥745.2 billion, a decrease of ¥202.9 billion from ¥948.1 billion in the fiscal year ended March 31, 2012. The decrease was due to, among other things, a decrease of ¥231.8 billion in expenditures associated with the acquisition of treasury stock.

As of March 31, 2013, the interest-bearing debt of NTT Group was ¥4,036.0 billion, a decrease of ¥238.0 billion from the amount as of March 31, 2012 (in the fiscal year ended March 31, 2012, the interest-bearing debt of NTT Group decreased ¥279.4 billion from the fiscal year ended March 31, 2011). The ratio of interest-bearing debt to shareholders’ equity stood at 48.5% on March 31, 2013 (compared to 54.2% as of March 31, 2012). Interest-bearing debt comprises short-term borrowings and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as ¥20.6 billion in deposits received pursuant to depositary agreements.

NTT Group believes that net cash expected to be generated from operating activities, borrowings made available to NTT Group from banks and other financial institutions and/or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital investment and expenditure needs and debt service requirements. Management believes the working capital is sufficient for NTT Group’s present requirements.

For the fiscal year ending March 31, 2014, NTT Group expects capital investments totaling ¥1,870.0 billion on an accrual basis, a decrease of ¥100.0 billion from the fiscal year ended March 31, 2013, due to, among other things, a decrease in investments in IP migration and in disaster-prevention measures in the regional communications business and a decrease in investment in FOMA base stations in the mobile communications business. The total amount of capital investments includes approximately ¥690.0 billion by the regional communications business (aggregate of NTT East and NTT West) and approximately ¥700.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict with certainty.

Liquidity

As of March 31, 2013, NTT Group had cash and cash equivalents (including short-term investments with principal maturities for a period of less than three months) of ¥961.4 billion (compared with ¥1,020.1 billion as of March 31, 2012). Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	2,053,135	342,182	414,800	618,674	677,479
Bank loans	1,884,800	361,122	367,591	277,862	878,225
Interest payments on long-term debt	296,997	52,276	80,601	63,136	100,984
Capital lease obligations(2)	65,207	19,661	26,715	11,602	7,229
Operating leases	83,757	20,936	28,540	17,270	17,011
Purchase obligations(3)	391,421	346,677	39,673	2,533	2,538
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,775,317	1,142,854	957,920	991,077	1,683,466

(1)	See Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.

(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table since some obligations are immaterial or the timing of payments is uncertain. In addition, NTT Group expects to contribute a total amount of ¥46,964 million to its pension plans in the fiscal year ending March 31, 2014 (see Note 10 to the Consolidated Financial Statements).

As of March 31, 2013, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥391.4 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities in the fiscal year ended March 31, 2012 amounted to ¥2,508.3 billion, a decrease of ¥322.6 billion from ¥2,830.9 billion in the fiscal year ended March 31, 2011. This decrease was due to, among other things, an increase in notes and accounts receivable of ¥175.6 billion, because the last day of the fiscal year was a bank holiday and therefore the collection of telephone and certain other charges for the last month of the fiscal year ended March 31, 2012 was carried over to the next fiscal year (a decrease in cash flow of ¥199.9 billion compared with the fiscal year ended March 31, 2011).

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities in the fiscal year ended March 31, 2012 amounted to ¥1,971.2 billion, a decrease of ¥81.0 billion from ¥2,052.2 billion in the fiscal year ended March 31, 2011. Cash outflows for the acquisition of new consolidated subsidiaries decreased by ¥335.1 billion to ¥47.6 billion, payments for property, plant and equipment and the acquisition of intangible and fixed assets computed on a cash basis in the fiscal year ended March 31, 2012 totaled ¥1,853.3 billion, a decrease of ¥41.7 billion, revenues from sales of property, plant and equipment increased ¥51.3 billion to ¥64.8 billion and net expenditures for short-term investments in conjunction with fund management investments in instruments of greater than three months duration were ¥133.6 billion, an increase of ¥353.8 billion compared with the fiscal year ended March 31, 2011.

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

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2011, March 31, 2012 and March 31, 2013 were ¥268.2 billion, ¥267.9 billion, and ¥269.2 billion, respectively.

The following table shows an outline of research and development costs by segment for the fiscal years ended March 31, 2011, March 31, 2012 and March 31, 2013:

	Year ended March 31,
	2011	2012	2013
	(in millions of yen)
Regional Communications Business(1)	¥121,881	¥119,462	¥118,473
Long Distance and International Communications Business(2)	17,242	15,964	15,619
Mobile Communications Business(3)	109,108	108,474	111,294
Data Communications Business(4)	10,743	13,507	12,105
Other Business(5)	133,247	131,446	132,701

Sub-total	392,221	388,853	390,192
Elimination	(124,000)	(121,000)	(121,000)

Total	¥268,221	¥267,853	¥269,192

(1)	Research and development relating to the development of IP and broadband services, increasing access services to meet diversifying user needs, high value-added services, and other services.
(2)	Development of high value-added services in fields ranging from IP networks to platforms, and other services.
(3)	Research and development of new products and new services related to mobile communications and research and development aimed at such things as increasing the quality of existing services and enhancing the performance of network functions.
(4)	Technology development to strengthen competitiveness in system integration, and other fields.
(5)	Research and development relating to the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, research and development relating to technologies that contribute to reducing industry’s burden on the environment and research and development relating to new principles, new parts and new materials that will bring about extensive technological innovations in the information and communications sector, and others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, optical broadband services and LTE broadband services speeds have increased, smartphones, tablets and other devices have gained widespread market acceptance and the use of social media and cloud services has increased. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and a rapid growth in the variety and sophistication of services.

The fixed-line communications market is also changing dramatically. In addition to growing competition in broadband service facilities and services centered around the shift to fiber-optic services, there has been an increase in new services that use various wireless devices, as a result of which there has been more diversification of customer usage applications, and increased off-load needs resulting from the increase in the amount of transmitted data.

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense. Among other factors, this is due to subscribers increasingly utilizing the MNP system.

Major trends anticipated in the fiscal year ending March 31, 2014 are as follows:

•

Despite the expansion of mobile phone discounts and the expected decrease in voice communications-related revenues caused by a decline in the number of fixed-line telephone subscriptions, consolidated operating revenues for the fiscal year ending March 31, 2014 are expected to increase by ¥300.0 billion over the previous fiscal year. This increase is the fourth consecutive fiscal year on year increase, and is due to, among other things, an increase in the number of mobile handset sales, an increase in overseas sales, such as the increase in system integration revenues of group companies, and the increase in IP packet communications revenues resulting from the increase in packet ARPU and the number of FLET’S Hikari subscribers in conjunction with the increase in smartphone sales. With the expectations above, NTT aims to achieve ¥11,000 billion in consolidated operating revenues for the first time in 10 years.

•

Subscriptions to fiber-optic access services such as “FLET’S Hikari” are expected to show a net increase in the fiscal year ending March 31, 2014, exceeding the year-on-year net increase from the previous fiscal year. Demand from corporate customers, such as for FTTH services for small- and medium-sized businesses, remains constant, and demand in the consumer market is already mature. Accordingly, in the fiscal year ending March 31, 2014, NTT Group will work to lower the rate of subscription cancellations by providing long-term user discounts in the consumer market, and improve its direct sales structure and utilize external sales resources in the business market.

•

Fixed-line telephone and INS-Net subscriptions are expected to experience a decline in the fiscal year ending March 31, 2014 similar to that recorded in the fiscal year ended March 31, 2013, due to, among other things, customers continuing to migrate to optical IP telephone services, including “Hikari Denwa.”

•

While NTT Group anticipates outflow of mobile phone subscribers due to MNP to continue, NTT Group expects the net increase in the number of subscriptions in the fiscal year ending March 31, 2014 to exceed the net increase in the number of subscriptions in the fiscal year ended March 31, 2013. In the fiscal year ending March 31, 2014, NTT will be streamlining its product lineup to enable consumers to easily choose between different handsets. NTT will also focus on promoting its most popular products by recommending highly attractive handset models and implementing strategic pricing. In addition, NTT aims to double the number of Xi LTE base stations to improve connectivity and expedite the roll-out of high speed areas. NTT will endeavor to attract customers to its service marketplace by providing “DOCOMO Service Pack,” an affordable, safe and convenient package of services, and also look to expand “dmarket” services.

•

NTT Group will accelerate the development of its global business by making “Global Cloud Services” the cornerstone of its business operations. In particular, NTT Group recognizes that there are significant business opportunities in both the migration of ICT platforms to the cloud, with the intention of increasing productivity and completely reorganizing the management of businesses, and the trend in developing countries of bypassing location-based systems and starting with cloud-based systems from the outset.

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

Off-Balance Sheet Arrangements

As of March 31, 2013, contingent liabilities for guaranteed loans and other loans amounted to ¥40.9 billion.

Application of New Accounting Standards Not Yet Adopted

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This pronouncement addresses the requirement to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items on the income statement in which net income is disclosed (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). This ASU is effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years.

Critical Accounting Policies

NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Note 2 to the Consolidated Financial Statements includes a summary of significant accounting policies used in the preparation of these financial statements. NTT believes that, of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Revenue recognition

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Revenues from non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the contracts with customers for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of revenues from non-recurring upfront fees and related direct costs and the estimated average customer relationship period. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates and newly introduced or anticipated products, services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries adjusted for the estimated impact of future events and circumstances. Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. Estimates of expected future usage are based on past records of use and experience and are affected by changes in trends of telephone card usage. Sales of telecommunications equipment less certain amounts of agency commissions are recognized as revenue upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the fiscal year in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method because it permits reasonably dependable estimates of revenues and costs to be made at various stages of a contract. Recognized losses are subject to revision as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. NTT Group also reviews such assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying amounts of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2011, 2012 and 2013 were ¥1.1 billion, ¥9.6 billion and ¥5.4 billion, respectively. NTT Group considered the Great East Japan Earthquake as a triggering event necessitating a review for impairment losses. As a result of the review, NTT Group determined that it was not necessary to record any impairment losses on property, plant and equipment in relation thereto.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment at the reporting unit level, which is either at the operating segment level or one level below, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. Under the first step, the fair value of the reporting unit, which is calculated based on assumptions such as discounted cash flow projections, is compared with its carrying amount (including goodwill). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group measures fair value based on certain assumptions that are determined to be currently reasonable. However, actual values may differ from those stated in the consolidated financial statements if unexpected changes occur in the business operation environment in the future. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2011, 2012 and 2013 were ¥2.8 billion, ¥5.5 billion and ¥31.3 billion, respectively. As of March 31, 2013, out of the material reporting units, the carrying amounts of goodwill attributable to Dimension Data in the long-distance and international communications business segment and the carrying amounts of goodwill attributable to Global Business in the data communications business segment was ¥174.5 billion and ¥162.4 billion, respectively. As a result of the annual impairment test conducted for the fiscal year ended March 31, 2013, the fair value of the reporting unit attributable to Dimension Data in the long distance and international communications business segment and the fair value of the reporting unit attributable to Global Business in the data communications business segment exceeded their carrying amounts by 9.7% and 12.7%, respectively. NTT Group considered the Great East Japan Earthquake as a triggering event necessitating a review for impairment losses. As a result of the review, NTT Group determined that it was not necessary to record any impairment losses on goodwill and indefinite life intangible assets in relation thereto.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under the cost method, equity method or at fair value. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below carrying amount, the length of time the value has been below the carrying amount, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. NTT Group performs a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses, in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and penetration speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2011, 2012 and 2013 was approximately ¥19.0 billion, ¥4.0 billion and ¥11.0 billion, respectively. NTT Group reviews factors such as the financial condition and near-term prospects of those investees in order to determine if the value of any of its investments in them have suffered a decline that was other than temporary due to the recent economic and financial environment surrounding the industry of those equity method investees. During the fiscal year ended March 31, 2013, estimated future cash flows of some equity method investees, which were supported by the historical operating results and NTT Group’s most recent views of the long term outlook, changed significantly downward, and the impairment charges for “Investments in affiliates” for the fiscal year ended March 31, 2013 were ¥25.9 billion, which include impairment of NTT Group’s investment in Tata Teleservices Limited. In the past, NTT Group experienced material impairments in the value of its investments in equity method affiliates that were included in “Equity in earnings (losses) of affiliated companies” in its consolidated statements of income and comprehensive income for relevant years. NTT Group may experience similar impairments with respect to “Marketable securities and other investments” and “Investments in affiliated companies” again in the future. NTT Group may also experience material gains or losses on the sale of investments.

Employees’ retirement benefits

The total costs of employees’ retirement benefits and pension plans represented approximately 1.6% and 1.6% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2012 and 2013, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include the expected long-term rate of return on plan assets, a discount rate, the rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2013, the total amount of net actuarial loss was ¥481.5 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.0% to 2.5% for the fiscal years ended March 31, 2012 and March 31, 2013. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on NTT’s analysis of historical results. The projected allocation of plan assets is developed in consideration of the expected long-term investment returns for each category of plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 53.0%, 13.0%, 10.0%, 10.0% and 14.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 47.7%, 20.9%, 10.0%, 14.4% and 7.0% (weighted-average) of plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2013, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2012 and 2013 were approximately 2.0% and 11.0%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 2.0% as of March 31, 2012 and 1.9% as of March 31, 2013. In determining the benefit obligations, NTT Group used a discount rate of 1.9% as of March 31, 2012 and 1.5% as of March 31, 2013. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2013:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 210.0	+/- 4.0	+/- 130.0
50 basis point increase / decrease in expected return on assets	—	- / + 10.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. “The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates were adjusted for consolidated accounting periods that began on or after April 1, 2012. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥89.9 billion, and these adjustments are included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80.2 billion for the fiscal year ended March 31, 2012. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period in which such judgment is made.

As of March 31, 2012 and 2013, NTT Group had gross deferred tax assets of ¥1,567.1 billion and ¥1,541.9 billion, which included a valuation allowance of ¥242.2 billion and ¥253.7 billion, respectively. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

Accrued liabilities for point programs

NTT Group offers mobile phone services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records “Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2012 and 2013 was ¥197.7 billion and ¥160.0 billion, respectively. Point program expenses for the years ended March 31, 2011, 2012 and 2013 were ¥136.8 billion, ¥103.6 billion and ¥81.8 billion, respectively.

In determining the accrued liabilities for point programs, NTT Group estimates such factors as the point utilization rate, taking into account the forfeitures caused by, among other things, expected future subscription cancellations. Higher than estimated point utilization rates could result in the need to recognize additional expenses or accrued liabilities in the future.

In determining the accrued liabilities for point programs, NTT Group estimates that as of March 31, 2013, a one-percent increase in the point utilization rate would result in an additional liability accrual of approximately ¥1.5 billion, if all other factors are held constant.

ITEM	6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of the affairs of NTT is the responsibility of its board of directors. The board of directors currently consists of twelve members. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders. The most recent election was held on June 22, 2012 where the shareholders approved the election of twelve corporate directors and two corporate auditors.

The following is a list of the directors, senior management and corporate auditors of NTT as of June 28, 2013:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Satoshi Miura	Director and Chairman	Chairman of Board of Directors	Apr. 3, 1944	June 2014	13,520	June 2005
Hiroo Unoura	Representative Director and President	Chief Executive Officer	Jan. 13, 1949	June 2014	9,900	June 2002
Yasuyoshi Katayama	Representative Director and Senior Executive Vice President	In charge of technical strategy; in charge of risk management; Chief Technology Officer; and Chief Information Officer	Jan. 23, 1952	June 2014	9,202	June 2008
Hiroki Watanabe	Representative Director and Senior Executive Vice President	In charge of business strategy; Chief Financial Officer; and Chief Compliance Officer	Mar. 15, 1953	June 2014	5,300	June 2008
Hiromichi Shinohara	Director and Executive Vice President	Director of Research and Development Planning Department; and in charge of international standardization	Mar. 15, 1954	June 2014	4,400	June 2009

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Yoshikiyo Sakai	Director and Senior Vice President	Director of Finance and Accounting Department	Oct 10, 1956	June 2014	900	June 2012
Mitsuyoshi Kobayashi	Director and Senior Vice President	Director of Technology Planning Department; and Director of Strategic Business Development Division	Nov. 3, 1957	June 2014	2,400	June 2012
Akira Shimada	Director and Senior Vice President	Director of General Affairs Department; and Director of Internal Control Office, General Affairs Department	Dec. 18, 1957	June 2014	2,200	June 2012
Hiroshi Tsujigami	Director and Senior Vice President	Director of Corporate Strategy Planning Department	Sept. 8, 1958	June 2014	1,500	June 2012
Tsunehisa Okuno	Director and Senior Vice President	Director of Global Business Office	Oct. 12, 1960	June 2014	900	June 2012
Katsuhiko Shirai	Outside Director	Chairperson of the Foundation for the Open University of Japan; and Director of Japan Display, Inc.	Sept. 24, 1939	June 2014	300	June 2012
Sadayuki Sakakibara	Outside Director	Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc.; Director of Mitsui O.S.K. Lines, Ltd.; and Director of Hitachi, Ltd.	Mar. 22, 1943	June 2014	2,000	June 2012

Corporate Auditors
Kiyoshi Kosaka	Full-time Corporate Auditor	—	Mar. 28, 1951	June 2015	3,800	June 2012
Toru Motobayashi(2)	Corporate Auditor	Lawyer; Director of Hitachi, Ltd.; and Corporate Auditor of Sumitomo Life Insurance Company	Jan. 5, 1938	June 2015	2,216	June 2008
Yoshitaka Makitani	Corporate Auditor	—	July 30, 1947	June 2015	2,206	June 2011
Michiko Tomonaga(2)	Corporate Auditor	Certified Public Accountant; Corporate Auditor of Keikyu Corporation; and Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business	July 26, 1947	June 2015	600	June 2011
Seiichi Ochiai(2)	Corporate Auditor	Professor at Chuo Law School; Lawyer; Director of Meiji Yasuda Life Insurance Company; and Auditor of Ube Industries, Ltd.	Apr. 10, 1944	June 2015	1,802	June 2012

Presidents of Principal Subsidiaries
Masayuki Yamamura	President, NTT East	—	Mar. 30, 1953	June 2014	(3)	June 2012
Kazutoshi Murao	President, NTT West	—	Oct. 21, 1952	June 2014	(3)	June 2012
Akira Arima	President, NTT Communications	—	Aug. 25, 1949	June 2014	(3)	June 2010
Kaoru Kato	President, NTT DOCOMO	—	May 20, 1951	June 2014	(3)	June 2012
Toshio Iwamoto	President, NTT DATA	—	Jan. 5, 1953	June 2015	(3)	June 2012

(1)	NTT Shares owned as of June 28, 2013.
(2)	Outside Corporate Auditor.
(3)	The Shares owned represent less than one percent of all outstanding Shares.

Satoshi Miura joined Nippon Telegraph and Telephone Public Corporation in April 1967. In June 1996, he became a Senior Vice President and Executive Manager of the Personnel Department of NTT. In July 1996, he became a Senior Vice President and Executive Manager of the Personnel Industrial Relations Department of NTT of which he became an Executive Vice President and Executive Manager in June 1998. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of the NTT-East Provisional Headquarters of NTT. Mr. Miura became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President and concurrently began serving as a Director of the Corporate Management Strategy Division of NTT. In June 2007, he became the President, and in June 2012, he was elected to his current position of the Chairman of the Board of NTT.

Hiroo Unoura joined Nippon Telegraph and Telephone Public Corporation in April 1973. In June 2002, he became a Senior Vice President and Director of Department I of NTT. In June 2005, he became a Senior Vice President and Director of Department V of NTT. In June 2007, he was elected an Executive Vice President, Director of the Corporate Strategy Planning Department, and Executive Manager of the Corporate Business Strategy Division of NTT. In June 2008, he became an Executive Vice President and a Director of the Strategic Business Development Division of NTT and held the latter position until June 2011. In June 2012, he was elected to his current position as the President of NTT.

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

Hiromichi Shinohara joined Nippon Telegraph and Telephone Public Corporation in April 1978. In June 2009, he became Senior Vice President and Director of the Research and Development Planning Department of NTT and, from June 2011 to October 2011, he also held the position of Director of the Information Sharing Laboratory Group of NTT. In June 2012, he was elected to his current position of Executive Vice President and Director of Research and Development Planning Department of NTT.

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

Tsunehisa Okuno joined Nippon Telegraph and Telephone Public Corporation in April 1983. In July 2007, he became a Senior Manager of the Corporate Business Strategy Division of NTT. In June 2008, he became a General Manager of the Global Business Strategy Office, Strategic Business Development Division of NTT. In January 2011, he became a Non-executive Director of Dimension Data Holdings plc and in June 2011, he became a Director of the Global Business Office of NTT. In June 2012, he was also elected to his current position of Senior Vice President.

Katsuhiko Shirai became a Research Associate of the School of Science and Engineering of Waseda University in April 1965. In April 1968, he became an Assistant Professor of the School of Science and Engineering of Waseda University. In April 1970, he became an Associate Professor of the School of Science and Engineering of Waseda University. In April 1975, he became a Professor of the School of Science and Engineering of Waseda University. In November 1994, he became a Dean of Academic Affairs and Executive Director of the International Center of Waseda University. In November 1998, he became a Vice President for Academic Affairs of Waseda University. In November 2002, he became a President of Waseda University and in November 2010, he became an Executive Advisor for Academic Affairs of Waseda University. In April 2011, he assumed his current role as a Chairperson of the Foundation for the Open University of Japan and in June 2012, he became a director of Japan Display, Inc. In June 2012, he was also elected to his current position of Outside Director of NTT.

Sadayuki Sakakibara joined Toyo Rayon Co., Ltd (currently registered as Toray Industries, Inc.) in April 1967. In June 1994, he became a General Manager of the First Corporate Planning Department and, in June 1996, he became a Vice President (Member of the Board) of Toray Industries, Inc. In June 1998, he became Senior Vice President (Member of the Board) and in June 1999, he became a Senior Vice President (Member of the Board and Member of the Executive Committee) of Toray Industries, Inc. In June 2001, he became an Executive Vice President and Representative Member of the Board of Toray Industries, Inc. In June 2002, he became the President and Representative Member of the Board of Toray Industries, Inc. In June 2010, he assumed his current role of Chairman of the Board, Chief Executive Officer and Representative Member of the Board of Toray Industries, Inc., and at the same time assumed his current role of Director of Mitsui O.S.K. Lines, Ltd. In June 2012, he was elected to his current position as Outside Director of NTT.

Kiyoshi Kosaka joined NTT in April 1974. In October 1997, he became a General Manager of the Kyoto Branch of NTT. In July 1999, he became a General Manager of the Kyoto Branch of NTT West and in September 2000 became a Senior Manager of Department V of NTT. In July 2002, he became a General Manager of the Personnel Department of NTT West and in June 2003 became a Senior Vice President and Director of the Personnel Department of NTT West. In June 2005, he became a Senior Vice President and Director of Department I of NTT

and, in June 2007, became a Senior Vice President and Director of the Department of General Affairs of NTT. In June 2009, he became a Representative Director and President of NTT BUSINESS ASSOCIE Corporation. In June 2012, he was elected to his current position as a full-time Corporate Auditor of NTT.

Toru Motobayashi has been registered as a lawyer with the Tokyo Bar Association since April 1963. In July 1971, he became a Partner of Mori Sogo (now Mori Hamada & Matsumoto). In April 1995, he became the Chairman of the Tokyo Bar Association, and in April 2002 he became the Chairman of the Japan Federation of Bar Associations. In May 2002, he became the Commissioner of the Commercial Law Center, Inc. In June 2006, he became an Outside Director of Hitachi Ltd. In April 2008, he assumed his current position as a Partner of the law firm of Ihara and Motobayashi. In June 2008, he was elected to his current position of Outside Corporate Auditor of NTT, and assumed his current position as an Outside Corporate Auditor of Sumitomo Life Insurance Company in July 2008. In April 2010, he assumed his current position as a Vice Deputy Chairman of the Commercial Law Center, Inc.

Yoshitaka Makitani joined Nippon Telegraph and Telephone Public Corporation in May 1970. In July 1998, he became a Senior Executive Manager of the Affiliated Companies Department of NTT DATA CORPORATION. In June 1999, he became a Senior Vice President and Senior Executive Manager of the Accounts and Finance Department, and concurrently served as the Senior Executive Manager of the Affiliated Companies Department starting from September 2000. In July 2001, he became the Senior Vice President and Senior Executive Manager of the Accounts and Finance Department, and in June 2002, became the Executive Vice President and Senior Executive Manager of the Accounts and Finance Department. In June 2003, he became the Executive Vice President and Senior Executive Manager of the General Affairs Department and concurrently served as the Senior Executive Manager of the Affiliated Companies Department. In June 2005, he became the President of NTT BUSINESS ASSOCIE Corporation, and in June 2009, he became a full-time Corporate Auditor of NTT DOCOMO. In June 2011, he was elected as a full-time Corporate Auditor of NTT, and in June 2013 was elected to his current position as Corporate Auditor of NTT.

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

Seiichi Ochiai became an Instructor of the Faculty of Law of the University of Tokyo in April 1974. In April 1977, he became an Associate Professor of the Faculty of Law of Seikei University and, in April 1981, became a Professor of the Faculty of Law of Seikei University. In April 1990, he became a Professor of the University of Tokyo Graduate Schools for Law and Politics and Faculty of Law of the University of Tokyo. From June 2008 to June 2012, he served as a Director of EBARA CORPORATION. In April 2007, he became a Professor of Chuo Law School and a Registered Lawyer (Daiichi Tokyo Bar Association) (current posts) and in June 2007 assumed his current position as an Emeritus Professor of the University of Tokyo. In June 2012, he was elected to his current position as an Outside Corporate Auditor of NTT. In July 2012, he was elected to his current position as Director of Meiji Yasuda Life Insurance Company and in June 2013 was elected to his current position as an Auditor of Ube Industries, Ltd.

None of NTT’s directors or corporate auditors is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

Compensation

Policies

In order to improve objectivity and transparency regarding matters concerning the compensation of directors, , NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid on the basis of NTT’s business results for the applicable fiscal year. In addition, directors make minimum monthly contributions for the purchase of NTT Shares through the Director Shareholders Association, to encourage a medium- and long-term perspective. Purchased Shares are owned by the directors for the duration of their terms of office.

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

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2013

Position	Number of Payees	Base Salary	Bonus	Total
	(millions of yen)
Director (excluding outside directors)	15	¥414	¥90	¥504
Corporate Auditor (excluding outside corporate auditors)	3	¥74	—	¥74

Total	18	¥489	¥90	¥579

Notes:

1.	Compensation amounts shown above include compensation paid to five directors and one corporate auditor who retired as of the end of the 27th ordinary general meeting of shareholders held on June 22, 2012.
2.	Upper limits on total compensation of directors and corporate auditors were set at ¥750 million annually for directors and ¥200 million annually for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
3.	In addition to the above, ¥15 million is to be paid as executive bonuses to eight directors who also hold executive management positions.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2013

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of outside directors and outside corporate auditors	8	¥61

Note:

The compensation amount shown above includes compensation paid to two outside directors and a corporate auditor who retired as of the end of the 27th ordinary general meeting of shareholders held on June 22, 2012.

Board Practices

Board of Directors

NTT’s board of directors is currently composed of twelve members. While not mandated by the Corporation Law, two of NTT’s directors are outside directors (persons who are not currently, and have never been, a representative director or other director engaged in the execution of management functions, an officer, a general manager or any other employee of NTT or any of its subsidiaries). Their presence serves to strengthen the board of directors’ ability to monitor the fairness of business operations. In addition, at least one of NTT’s outside directors or outside corporate auditors (as described below) is required to meet certain additional independence criteria established by the Japanese stock exchanges.

NTT’s Articles of Incorporation provide that the board of directors shall have no more than 15 members. The board of directors nominates candidates for the board of directors, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights that hold Shares that represent in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a director expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within two years from the director’s assumption of office. Directors may be reappointed upon expiration of their term of office. By resolution, the board of directors may designate, from among its members, one president and one or more representative directors, who have the authority to represent the company generally in the conduct of its affairs. NTT’s board of directors may appoint one chairman and one or more senior executive vice presidents and executive vice presidents. In addition, the Corporation Law provides that resolutions adopted by a majority vote of shareholders present are necessary to remove directors from office unless a higher threshold is provided under the Articles of Incorporation. Under NTT’s Articles of Incorporation, resolutions adopted by a majority vote of shareholders present at the meeting are required for this purpose.

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

Pursuant to the Corporation Law and NTT’s Articles of Incorporation, NTT, by resolution of its board of directors, may exempt its directors (including former directors) and corporate auditors (including former corporate auditors) from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Corporation Law. In addition, NTT has entered into an agreement with each outside director and outside corporate auditor limiting such person’s maximum liability to NTT for actions taken in good faith and without gross negligence in connection with the performance by such persons of their duties, subject to limits imposed by the Corporation Law.

Board of Corporate Auditors

NTT maintains a board of corporate auditors, which is composed of five members, referred to as corporate auditors, of whom three are outside corporate auditors. Each corporate auditor attends board of directors’ and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their own organization and staff maintained for such purposes. NTT’s board of corporate auditors works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions. Under the Corporation Law, at least half of the corporate auditors must be outside corporate auditors (persons who have never been a director, accounting advisor, officer, general manager or other employee of NTT or any of its subsidiaries), and no corporate auditor may concurrently serve as a director, general manager or other employee of NTT or any of its subsidiaries or an accounting advisor or officer of any of

NTT’s subsidiaries. As indicated in “—Board of Directors” above, at least one of NTT’s outside directors or outside corporate auditors is required to meet certain additional independence criteria established by the Japanese stock exchanges.

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

Under the Corporation Law, “large companies” (such as NTT) are required to maintain a board of corporate auditors comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among other things, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Under the Corporation Law, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in principle requires that each non-U.S. company whose securities are listed on the NYSE maintain an audit committee composed solely of independent directors. However, if a non-U.S. company with a board of corporate auditors meets the requirements of paragraph (c)(3) of Rule 10A-3 under the Exchange Act, the independent audit committee requirement does not apply. NTT currently maintains a board of corporate auditors in accordance with home country regulations which meets the requirements of paragraph (c)(3) of Rule 10A-3.

Employees

NTT and its consolidated subsidiaries had approximately 227,000 employees as of March 31, 2013. Almost all of NTT Group’s employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai, or the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no significant strikes by the Union over the past ten years.

	Employees
	2011			2012			2013
Regional communications business	91,566	[63,997	]	85,876	[66,757	]	81,320	[66,442	]
Long distance communications and international business	29,330	[2,782	]	31,162	[5,015	]	33,434	[7,005	]
Mobile communications business	22,954	[8,068	]	23,289	[8,827	]	23,890	[11,584	]
Data communications business	49,991	[2,769	]	58,668	[3,174	]	61,369	[3,599	]
Other business	25,502	[5,267	]	25,244	[5,574	]	27,155	[8,915	]

Total	219,343	[82,883	]	224,239	[89,347	]	227,168	[97,545	]

Notes:	(1)

The number of employees as of March 31 for each of the fiscal years indicated is shown without brackets. The average annual number of temporary employees for the fiscal years indicated is shown in brackets.

(2)	NTT East and NTT West terminated their system of rehiring employees as of March 31, 2013. The total figures for NTT as of March 31, 2011 and 2012 do not include the number of employees who retired at the end of the fiscal year and who were rehired at the beginning of the following fiscal year. The number of employees, on a consolidated basis, taking into account those employees who retired at the end of the fiscal year ended March 31, 2011 and who were rehired at the beginning of the fiscal year ended March 31, 2012 and who retired at the end of the fiscal year ended March 31, 2012 and who were rehired at the beginning of the fiscal year ended March 31, 2013 was 222,124 and 226,648, respectively.

Share Ownership

As of March 31, 2013, the members of the board of directors of NTT owned a total of 50,622 Shares (less than 0.1% of outstanding Shares).

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

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister, regulates the activities of NTT and certain of its subsidiaries, and approval by the Minister is required for the issuance of new Shares subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as a shareholder of NTT, votes at NTT shareholder meetings and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has never used this power to direct the management of NTT.

As of March 31, 2013, the Government owned 431,231,550 Shares, or 32.59% of the issued Shares (36.38% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Law, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.”

	As of March 31, 2013
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	431,231,550	32.59	%(1)
Common stock	Directors and officers (12 persons)	50,622	—	(2)

(1)	36.38% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2013, 30,588,534 ADSs (equivalent to 15,294,267 Shares, or 1.3% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 176 record holders of ADSs (including 163 United States record holders, who held 30,577,118 ADSs).

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications equipment, purchases of terminal equipment and materials and the provision of certain services.

Transactions with affiliated companies and the related balances at the end of the periods ended March 31, 2011, 2012 and 2013 were as follows:

	Year ended March 31,
	2011	2012	2013
	(millions of yen)
Sales	¥23,145	¥25,788	¥26,001
Purchases	¥105,682	¥104,435	¥105,295
Receivables	¥11,839	¥14,225	¥17,257
Payables	¥73,042	¥83,559	¥89,623

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2011, 2012 and 2013 were ¥18,527 million, ¥17,839 million and ¥16,924 million, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2013, NTT DATA entered into various related party transactions, the terms of which were substantially similar to those of transactions that NTT DATA entered into with non-related parties. NTT considers the nature and value of the related party transactions entered into by NTT DATA during the fiscal year ended March 31, 2013 to not be material.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statement and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-69.

Legal Proceedings

In the normal course of its business operations, NTT Group is subject to legal proceedings, lawsuits and other claims including claims relating to contracts, labor relations and intellectual property. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such legal proceedings, lawsuits and claims, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

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

NTT’s dividends in respect of the fiscal year ended March 31, 2013 were ¥160 per share, comprised of a year-end dividend of ¥80 and the interim dividend of ¥80 paid on December 10, 2012. For the fiscal year ending March 31, 2014, NTT currently expects dividends to be ¥160 in respect of the full fiscal year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there has been no significant change in NTT Group’s financial position since March 31, 2013, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The principal trading market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987. The Shares are also traded on the Osaka stock exchange. Until recently, the Shares were also listed on the Nagoya, Fukuoka and Sapporo stock exchanges in Japan, but at the board of directors’ meeting held on April 30, 2013, NTT decided to apply for delisting from the Nagoya, Fukuoka and Sapporo stock exchanges. On May 1, 2013, NTT applied for delisting and on June 16, 2013, its Shares were effectively delisted from the Nagoya, Fukuoka and Sapporo stock exchanges.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices, the Tokyo Stock Price Index (“TOPIX”) and the Nikkei Stock Average (“Nikkei 255”). The TOPIX, which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 21, 2013, stocks of 1,723 companies were traded on the First Section of the TSE. The Nikkei 225 is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share(1)		Average daily trading volume(1)	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)	(yen)	(number of Shares)	(points)	(points)	(yen)	(yen)
Fiscal Years Ended March 31,
2009	5,810	3,390	3,440,456	1,430.47	700.93	14,489.44	7,054.98
2010	4,370	3,590	2,454,334	979.58	793.82	11,097.14	8,351.91
2011	4,170	3,220	2,630,467	998.90	766.73	11,339.30	8,605.15
2012	4,085	3,475	2,208,620	874.34	706.08	10,255.15	8,160.01
2013	4,430	3,270	2,667,716	1,061.75	692.18	12,650.26	8,238.96
Fiscal Year 2012 Quarterly Periods
First Quarter	3,915	3,650	1,995,930	865.55	805.34	10,004.20	9,351.40
Second Quarter	3,940	3,475	2,167,773	874.34	728.85	10,137.73	8,374.13
Third Quarter	4,085	3,585	2,394,249	771.43	706.08	9,050.47	6,160.01
Fourth Quarter	4,015	3,705	2,277,866	872.42	725.24	10,255.15	8,378.36
Fiscal Year 2013 Quarterly Periods
First Quarter	3,770	3,270	2,235,952	863.23	692.18	10,190.35	8,238.96
Second Quarter	3,890	3,540	2,015,695	781.94	703.31	9,288.53	8,328.02
Third Quarter	3,930	3,560	3,112,477	861.57	710.32	10,433.63	8,488.14
Fourth Quarter	4,430	3,665	3,362,050	1,061.75	862.62	12,650.26	10,398.61
2013 Monthly Periods
January	3,835	3,665	2,947,616	942.08	862.62	11,145.38	10,398.61
February	4,430	3,830	4,129,074	981.80	930.04	11,662.52	11,046.92
March	4,395	4,055	3,027,090	1,061.75	971.22	12,650.26	11,464.71
April	4,935	3,925	4,075,038	1,176.36	971.33	13,983.87	11,805.78
May	5,650	4,735	4,389,362	1,289.77	1,129.07	15,942.60	13,555.66
June (through June 14)	5,280	4,725	5,025,150	1,139.22	1,033.02	13,711.42	12,415.85

(1)	On January 4, 2009, NTT carried out a 100-for-1 stock split. Figures provided for “TSE Price per Share” and “Average daily trading volume” are adjusted accordingly. For further details on the stock split, see “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares and Adoption of Unit Share System.”

On June 14, 2013, the last traded price of the Shares on the TSE was ¥4,815 per Share, and the closing TOPIX and Nikkei 225 on that date were 1,056.45 points and ¥12,686.52, respectively.

ADSs are listed on the NYSE. Two ADSs represent one Share and are evidenced by ADRs issued by the Depositary.

In connection with the implementation of the new electronic central clearing system for shares of listed companies on January 5, 2009, pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008, NTT carried out a 100-for-1 stock split in order to convert any fractional Shares into full Shares with an effective date of January 4, 2009, the day immediately preceding the introduction of the electronic share certificate system. (See “Item 10—Additional Information—Description of the Shares—General” and “Item 10—Additional Information—Description of the Shares—Elimination of Fractional Shares and Adoption

of Unit Share System.”) In order to minimize any impact of the stock split on the ADS market, NTT decided to change the ratio of ADSs to underlying Shares from the then-existing ratio of 200-to-1 to 2-to-1. The new ADS ratio was implemented on the day the stock split became effective (January 4, 2009, U.S. Eastern time) and transactions under such new ratio commenced on the business day immediately following the effective date of the stock split (January 5, 2009, U.S. Eastern time).

As of March 31, 2013, 30,588,534 ADSs (equivalent to 15,294,267 Shares, or 1.3% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 176 record holders of ADSs (including 163 United States record holders, who held 30,577,118 ADSs).

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)	(U.S. dollars)
Fiscal Years Ended March 31,
2009	27.96	17.22	903,962
2010	24.09	18.18	513,476
2011	25.18	19.59	454,191
2012	25.99	22.44	499,145
2013	24.70	20.64	470,099
Fiscal Year 2012 Quarterly Periods
First quarter	24.55	21.93	421,537
Second quarter	25.06	22.49	457,692
Third quarter	26.32	23.19	570,203
Fourth quarter	25.99	22.44	499,145
Fiscal Year 2013 Quarterly Periods
First quarter	23.28	20.65	595,777
Second quarter	24.65	22.62	322,461
Third quarter	24.70	20.93	259,454
Fourth quarter	23.70	20.64	710,821
2013 Monthly Periods
January	21.49	20.64	729,785
February	23.70	20.90	898,705
March	23.40	21.68	512,420
April	24.89	21.14	530,955
May	27.20	24.21	508,743
June (through June 14)	26.22	24.72	382,681

The Shares are also listed on the London Stock Exchange.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Corporation Law relating to joint stock corporations (kabushiki kaisha), which came into effect on May 1, 2006, and related legislation, all as currently in effect. For more information regarding the NTT Law, see “Item 4—Information on the Company—Regulations—NTT Law.”

General

All issued Shares are fully-paid and non-assessable. On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder, the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this system. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account-managing institution unless such person itself has an account at JASDEC. “Account-managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law and are authorized to conduct book entry activities on the clearing system. Only those financial institutions that meet certain additional requirements of the Book-Entry Law can open an account directly at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the transferred shares is recorded in the transferee’s account at an account-managing institution or JASDEC. The holder of an account at an account-managing institution or JASDEC is presumed to be the legal owner of the shares held in such account.

Under the Corporation Law and the Book-Entry Law, in order to assert shareholders’ rights against NTT, except in limited circumstances, a shareholder must have its name and address registered in NTT’s register of shareholders. Under the clearing system, such registration is made upon NTT’s receipt of the necessary information from JASDEC. See “—Transfer Agent” and “—Record Date” below.

The registered holder of the deposited Shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NTT.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address through the relevant account-managing institutions and JASDEC to NTT. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services at market rates. Notices from NTT to non-resident shareholders are delivered to such standing proxies or mailing addresses.

Distributions of Surplus

General

Under the Corporation Law, distributions of cash or other assets by joint stock corporations to their shareholders, commonly called “dividends,” are referred to as “distributions of surplus” (“surplus” is defined below under “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described below under

“—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if all the requirements described in (a) through (c) are met:

(a)	NTT’s Articles of Incorporation provide that the board of directors has the authority to determine distributions of surplus;

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

At present, NTT does not meet the requirements described in (a) and (b) above. Nevertheless, NTT is permitted to make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of its board of directors once per fiscal year under NTT’s Articles of Incorporation and the Corporation Law. Under the NTT Law, approval of the Minister is also required for the distribution of surplus. See “Item 4—Information on the Company—Regulations—NTT Law.”

Under NTT’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the board of directors. In addition, under the Corporation Law, NTT may make further distributions of surplus by a resolution of a general meeting of shareholders, as mentioned above. NTT shall be exempted from the obligation to make distributions of surplus after three years have elapsed from the date on which the shareholders were in default of receipt of distributions.

Distributions of surplus may be made in cash or in kind (except for interim dividends which must be paid in cash) in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of surplus must specify the kind and aggregate carrying amounts of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” for more information regarding a “special resolution”).

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

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, as each such amount appears in NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year,

“B”	=	the amount of the consideration for any treasury stock disposed of by NTT after the end of NTT’s last fiscal year less the carrying amounts thereof,

“C”	=	the amount of any reduction to NTT’s stated capital made by NTT after the end of NTT’s last fiscal year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any),

“D”	=	the amount of any reduction to NTT’s additional paid-in capital or legal reserve after the end of NTT’s last fiscal year less the portion thereof that has been transferred to stated capital (if any),

“E”	=	the carrying amounts of any treasury stock cancelled by NTT after the end of NTT’s last fiscal year,

“F”	=	the total carrying amounts of any surplus distributed by NTT to its shareholders after the end of NTT’s last fiscal year, and

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if NTT has reduced surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of NTT’s last fiscal year) the amount of such reduction and (if NTT has distributed surplus to its shareholders after the end of NTT’s last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate carrying amounts of surplus distributed by NTT may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of surplus less the aggregate of the following:

(a)	the carrying amounts of NTT’s treasury stock, as of the effective date of the distribution,

(b)	the amount of consideration for NTT’s treasury stock that it disposed of after the end of the last fiscal year, and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including, (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year), all or a part of such excess amount as calculated in accordance with an ordinances of the Ministry of Justice.

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

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its board of directors. When a stock split is to be made, so long as the only type of outstanding stock of NTT is its common stock, it may increase the number of authorized Shares to the extent that the ratio of such increase in authorized Shares does not exceed the ratio of such stock split, by amending its Articles of Incorporation, which amendment may be made without approval by resolution of a general meeting of shareholders. Under the NTT Law, NTT is required to obtain the approval of the Minister for any amendment of its Articles of Incorporation. See “Item 4—Information on the Company—Regulations—NTT Law.”

Before undertaking a stock split, NTT must give public notice of the stock split specifying a record date not less than two weeks after the date of the notice. Under the rules of the clearing system, NTT must also inform JASDEC of certain matters regarding a stock split promptly after a resolution of its board of directors determining such stock split. On the effective date of the stock split, the numbers of Shares recorded in all accounts held by NTT’s shareholders at account-managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Elimination of Fractional Shares and Adoption of Unit Share System

NTT’s Articles of Incorporation were amended on January 4, 2009 pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to provide for the fact that fractional share system was abolished as of January 4, 2009 as a result of the changes in the Corporation Law and adopted a unit share system which provides that 100 Shares constitute one “unit.”

Under the unit share system, a shareholder in principle has one vote for each whole unit of Shares it holds. Shares constituting less than one whole unit carry no voting rights and are excluded for the purposes of calculating a quorum for voting purposes. Moreover, holders of Shares constituting less than one whole unit have no other shareholder rights, except certain rights specified by law and in NTT’s Articles of Incorporation, including the right to receive any distributions of surplus.

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

Holders of Shares constituting less than one whole unit may at any time request that NTT purchase such Shares through the relevant account-managing institution and JASDEC. Pursuant to NTT’s Articles of Incorporation, any such holder may also request NTT to sell to such holder Shares constituting less than one whole unit which, when added to the Shares of such holder constituting less than one whole unit, shall constitute one whole unit. Under the clearing system, such request must be made through the relevant account-managing institution and JASDEC. Such purchase or sale of Shares will be effected at the current market price as set out in the Corporation Law.

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

General Meetings of Shareholders

The ordinary general meeting of shareholders is customarily held in June of each year. In addition, NTT may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders stating, among other things, the place, time and purpose thereof must be given to each shareholder that has voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

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

Voting Rights

A holder of Shares constituting one or more units is in principle entitled to one vote for each whole unit of Shares. However, in general, neither NTT nor any corporate or other entity, one-quarter or more of the total voting rights of which are directly or indirectly held by NTT, has voting rights in respect of such Shares held by NTT or such entity.

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its directors and corporate auditors is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its directors. The shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are, in principle, also shareholders who have voting rights.

The Corporation Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those embedded in bonds) to persons other than NTT’s shareholders under “specially favorable” conditions or at a “specially favorable” price;

(v)	removal of NTT’s corporate auditors;

(vi)	any exemption from liability of NTT’s directors, corporate auditors or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of the whole or a substantial part of NTT’s business;

(xi)	taking over of the whole of the business of another company;

(xii)	merger;

(xiii)	corporate split;

(xiv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan); and

(xv)	dissolution or consolidation.

However, under the Corporation Law, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above, and such matter may be decided by the board of directors, if it satisfies certain criteria prescribed by the Corporation Law. Under the NTT Law, the approval of the Minister is required for some of the above matters. See “Item 4—Information on the Company—Regulations—NTT Law.”

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares held by them.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s board of directors determines, subject to the limitations on the issuance of new Shares at a “specially favorable” price mentioned in “—Voting Rights.” NTT’s board of directors may, however, determine that shareholders be given subscription rights to Shares, in which case they must be given on uniform terms to all holders of Shares as of a record date not less than two weeks’ after public notice has been given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. Under the NTT Law, NTT is required to obtain the approval of the Minister to issue new shares, subject to certain exceptions. See “Item 4—Information on the Company—Regulations—NTT Law.”

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

Under the NTT Law, NTT is required to obtain the approval of the Minister to issue bonds with stock acquisition rights. See “Item 4—Information on the Company—Regulations—NTT Law.”

Transfer Agent

NTT’s transfer agent is Sumitomo Mitsui Trust Bank, Limited (“SMTB”). SMTB maintains NTT’s register of shareholders and registers the names and addresses of NTT’s shareholders and other relevant information in NTT’s register of shareholders upon notice thereof from JASDEC, as described in “—Record Date” below.

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

Acquisition by NTT of Shares

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

NTT may hold the Shares acquired in compliance with the Corporation Law, and may generally dispose of or cancel such Shares by resolution of its board of directors.

Disposal of Shares by NTT

NTT is not required to send notices to a shareholder if NTT has continuously been unable to deliver notices for five years or more to his or her address registered in NTT’s register of shareholders or at any alternative address otherwise provided to NTT.

In the above case, if the relevant shareholder also fails to receive distributions of surplus on the Shares continuously for five years or more at his or her address registered in NTT’s register of shareholders or an such alternative address otherwise provided to NTT, then NTT may in general dispose of such Shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the shareholder whose shares were sold until such time as that shareholder makes a claim for such proceeds.

Acquisition and Disposal of Shares by NTT during the Last Three Fiscal Years

Prior to the fiscal year ended March 31, 2010, NTT engaged in several of Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT.

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

During the fiscal year ended March 31, 2013, at the board of directors’ meeting held on September 19, 2012, the board of directors approved a resolution for the repurchase by NTT of up to 42,000,000 of its Shares at an aggregate cost not to exceed ¥150 billion during the period between September 20, 2012 and March 29, 2013. In accordance with this resolution, NTT acquired a total of 38,382,300 Shares at an aggregate cost of ¥150 billion. No Shares were acquired from the Minister of Finance. As a result of these transactions, together with stock repurchases by NTT due to the purchase of fractional Shares requested by holders of fractional Shares, and sale of treasury stock by NTT in response to requests of holders of fractional shares to increase fractional shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2013 was 1,185,374,632.

Exchange Controls and Other Limitations Affecting Security Holders

General

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by “exchange non-residents” and “foreign investors” (each as defined below). For purposes of determining ownership interests under the Foreign Exchange Regulations, the Depositary is deemed to be the owner of the Shares underlying the ADSs.

“Exchange residents” are individuals who reside within Japan and corporations whose principal offices are located within Japan. “Exchange non-residents” are individuals who do not reside within Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. “Foreign investors” are (i) individuals who are exchange non-residents, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the voting rights of which are directly or indirectly held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are individuals who are exchange non-residents.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of stock of a Japanese corporation from an exchange resident generally requires subsequent reporting by the exchange resident. Such subsequent reporting is not required where (i) the amount of shares is ¥100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary purchased in the transaction, as prescribed by the Foreign Exchange Regulations.

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means in relevant part: an acquisition of shares of a listed corporation by a foreign investor (whether from an exchange resident, an exchange non-resident or any other foreign investor) that results in such investor, together with parties who have a special relationship with such investor, holding 10% or more of the total number of issued shares of such corporation or, if such investor, together with such parties, already holds 10% or more of the total number of issued shares of such corporation, acquisition of additional shares in such corporation.

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

The acquisition of shares by shareholders who are exchange non-residents by way of a stock split is not subject to any notification requirements.

American Depositary Shares

Neither of the deposit of Shares by an exchange non-resident, the issuance by the Depositary to an exchange non-resident of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares by an exchange non-resident upon surrender of ADRs is subject to any formalities or restrictions referred to under “Acquisition of Shares” above. Notwithstanding the foregoing, notification as noted under “Acquisition of Shares” above may be required where, as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total number of issued Shares.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may in general be converted into any foreign currency and repatriated abroad.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the Ministry of Finance (the “MOF”) a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or the exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished, without delay, to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning Shares, are allowed to own Shares. Currently, NTT is prohibited from registering in its register of shareholders shareholder ownership, individually or in the aggregate, equal to or exceeding one-third of NTT’s total voting rights by the persons or bodies listed below:

(i)	any person who is not of Japanese nationality;

(ii)	any foreign government or any of its representatives;

(iii)	any foreign juridical person or association; and

(iv)	any juridical person or association:

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are directly owned by the persons or bodies listed in (i) through (iii) above.

(For the purpose of (iv) above, the amount of NTT’s voting rights under foreign ownership is calculated by multiplying the percentage of NTT’s voting rights held by the relevant juridical person or association by the percentage of voting rights of such juridical person or association held by persons or bodies listed in (i) through (iii) above.)

As of March 31, 2013, foreign ownership of NTT’s Shares was 25.7%.

The operator of the electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate (a) any shareholders constituting persons or bodies as listed in (i) through (iii) above (without specifying the items under which they fall) and

(b) any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the electronic share clearing system, see “Item 10—Additional Information—Description of the Shares—General.”

Taxation

Japanese Taxation

The following is a summary, prepared by Anderson Mori & Tomotsune, Japanese counsel to NTT, of the principal Japanese tax consequences to an owner of Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation, in either case having no permanent establishment in Japan (“non-resident holder”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Generally, a non-resident holder is subject to Japanese withholding tax on dividends paid by NTT. Stock splits are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20.42% for dividends due and payable before December 31, 2037 and will be 20% after January 1, 2038. However, with the exception of any individual shareholder who holds 3% or more of the total issued Shares, the withholding tax rate with respect to dividends paid by NTT to any non-resident holders can be reduced to (i) 7.147% for dividends due and payable between January 1, 2013, and December 31, 2013, and (ii) 15.315% for dividends due and payable between January 1, 2014 and December 31, 2037. Due to the imposition during the period beginning on January 1, 2013 and ending on December 31, 2037 of a special additional income tax (2.1% of the original withholding tax amount) to procure funds for reconstruction following the Great East Japan Earthquake, the original withholding tax rates of 7%, 15% and 20%, as applicable, have increased, respectively, to 7.147%, 15.315% and 20.42%.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% but less than 50% of the voting stock of the issuing company. If the protocol amending the Convention, signed on January 25, 2013, takes effect, the threshold in the preceding sentence will be amended to “does not exceed 50%,” The effective date for the amendment to the Convention has not yet been determined. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund. Under Japanese tax law, these treaty rates will apply in cases where the maximum tax rate that is to be applied on the basis of tax treaties is less than the tax rate set forth in the preceding paragraph applied on the basis of Japanese tax law.

“Non-resident holders” eligible to receive a reduced treaty rate for Japanese taxes withheld at the source with respect to any dividends payable on Shares by NTT must first submit a notification through NTT regarding the Convention to the relevant tax authorities, prior to the dividend payment. A standing proxy of a “non-resident holder” may submit such notification on his or her behalf. With regard to ADSs, if a depository institution or its representative has submitted both an original form and a copy of the two notifications regarding the Convention, such reduced tax rate shall apply (one of these forms is Form 4, “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt,” which is to be submitted to the payor of the dividend, who must submit the original copy to the head of its district tax office by the day prior to payment of the dividend, and the other form is Form 5, “Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipt,” which is to be submitted to the head of the district tax office by the payor of the dividend by no later than eight months from the day after the record date for payment of the dividend regarding which the related Form 4 was submitted). To claim the reduced tax rate, “non-resident holder” of ADSs must submit a certification with respect to taxpayer status, place of residence and beneficial ownership (if applicable), and must submit any other information or documentation requested by the depository institution. “Non-resident holders” of ADSs who do not submit a notification in advance generally may request a refund from the relevant tax authorities for taxes withheld at the source in excess of the tax rate under the Convention, as applicable.

There is no requirement for most holders of Shares or ADSs who are United States residents to submit any notification related to tax treaties if the Japanese tax rate for taxes withheld at the source is applied, as will generally be the case prior to December 31, 2013. However, in order to receive an even lower tax rate under a treaty even if a treaty rate is being applied already, as explained above, it is necessary to submit the notifications under the tax treaties in advance.

For purposes of the Convention and Japanese tax law, United States holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the Shares underlying the ADSs.

Gains derived from the sale of Shares or ADSs outside Japan by a non-resident holder, or from the sale of Shares within Japan by a non-resident holder, are generally not subject to Japanese income or corporate taxes.

An individual who has acquired Shares or ADSs as legatee, heir or donee may be required to pay Japanese inheritance and gift taxes at progressive rates even if the acquiring individual, deceased or donor (as the case may be) is not a Japanese resident.

United States Taxation

The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, traders who elect to mark to market, insurance companies, tax-exempt entities, persons holding an ADS or Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting Shares. It also does not address any state, local or foreign tax consequences and does not address any United States federal tax consequences (such as the estate tax, the gift tax, or the Medicare tax on net investment income) other than United States federal income tax consequences. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

As used herein, “U.S. holder” means a beneficial owner of ADSs or Shares that is a United States individual citizen or resident, a corporation or partnership created or organized in the United States or under the laws of the

United States or any state thereof (such a corporation herein referred to as a “U.S. corporation”), a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Under current law, a maximum 20% U.S. tax rate is imposed on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a U.S. corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a corporation other than a U.S. corporation if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 20%. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In the case of a U.S. non-corporate holder for whom the reduced 20% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code.

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

U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. Generally, gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for such Shares or Shares represented by ADSs exceeds one year. Long-term capital gain for an individual U.S. holder is generally subject to a reduced rate of tax, currently at a maximum rate of 20%. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against U.S. federal income tax due on other income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid certain dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the “general” basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder’s allowable foreign tax credit may be reduced.

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

Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to non-corporate holders. A backup withholding tax also may apply to amounts paid to non-corporate holders unless they provide an accurate taxpayer identification number, a properly executed United States Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability. Certain U.S. holders are required to report information with respect to their investment in certain “foreign financial assets,” which would include an investment in equity issued by NTT to the United States Internal Revenue Service, subject to certain exceptions. Investors who fail to report required information could become subject to substantial penalties. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this reporting requirement on their investment in NTT’s ADSs or Shares.

Documents on Display

NTT is subject to the informational requirements of the Exchange Act. In accordance with these requirements, NTT files annual reports and submits other information to the SEC. These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by NTT to the SEC may be accessed through this website.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to market fluctuations, such as foreign currency exchange rates, interest rates and stock prices.

NTT Group utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, from time to time, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated with the underlying debt instruments or financial assets, and the transactions are entered into on the same date as the debt instruments or financial assets and have the same maturity.

No specific hedging activities are taken against the price fluctuations of securities held by NTT Group as marketable securities.

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2013:

	2013
	Cost	Fair value(1)
	(in millions of yen)
Available-for-sale securities	¥316,272	¥582,177
Held-to-maturity securities	¥74,651	¥74,684

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2013
	Carrying amount	Fair value(1)
	(in millions of yen)
Maturing within 1 year	¥69,999	¥69,999
Maturing between 1 year and 5 years	¥3,217	¥3,238
Maturing between 5 years and 10 years	¥1,033	¥1,033
Maturing after 10 years	¥402	¥414

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group and denominated in foreign currencies. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2013.

Amounts related to forward foreign exchange contracts and currency swap agreements entered into in connection with long-term debt denominated in foreign currencies that eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

Interest Rate Risk

Market risk for changes in interest rates to which NTT Group is exposed relates principally to debt obligations. NTT Group has long-term debt, primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert underlying floating rate debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts may be entered into to hedge the risk of a rise in the interest rate of underlying debt.

The following tables provide information about NTT Group’s financial instruments that are affected by changes in interest rates, including debt obligations and interest rate swaps.

For debt obligations, the table presents cash flows by expected maturity dates, weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2013.

While the information is presented in Japanese yen equivalents, the amounts are classified by currency (Japanese yen and foreign currencies) according to the financial instruments’ actual cash flows.

	Average Interest Rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2014	2015	2016	2017	2018	Thereafter	Total
		(in millions of yen)
Long-term debt including current portion
Japanese yen bonds	1.4%	¥(342,182)	¥(179,895)	¥(234,905)	¥(229,917)	¥(269,944)	¥(629,954)	¥(1,886,797)	¥(1,985,644)
U.S. dollar bonds	1.6%	0	0	0	0	(118,813)	(47,525)	(166,338)	(171,920)
Borrowings from banks—
Japanese yen loans	1.3%	(317,878)	(211,993)	(115,189)	(73,187)	(170,055)	(856,635)	(1,744,937)	(1,883,708)
U.S. dollar loans	0.9%	(39,768)	(13,669)	(12,748)	(19,339)	(5,328)	(17,394)	(108,246)	(105,518)
Rand loans	17.4%	(1,398)	(1,812)	(2,297)	(2,859)	(3,517)	(310)	(12,193)	(12,687)
Other loans		(2,078)	(5,746)	(4,137)	(2,171)	(1,406)	(3,886)	(19,424)	(19,233)

Subtotal		(703,304)	(413,115)	(369,276)	(327,473)	(569,063)	(1,555,704)	(3,937,935)	(4,178,710)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		(2)	978	0	0	20,239	416	21,631	21,631

Total		¥(703,306)	¥(412,137)	¥(369,276)	¥(327,473)	¥(548,824)	¥(1,555,288)	¥(3,916,304)	¥(4,157,079)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2014	2015	2016	2017	2018	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥88,686	¥83,886	¥292,639	¥35,800	¥30,000	¥89,023	¥(1,875)
Average pay rate	1.0%	0.8%	0.4%	0.9%	0.8%	1.0%
Average receive rate	0.5%	0.5%	0.3%	0.3%	0.3%	0.4%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or the withdrawal of any deposited securities, the Depositary may charge holders of ADRs the following fees, if applicable:

•	any stock transfer or other tax or other governmental charge;

•	any stock transfer or registration fees in effect for the registration of transfers of the Shares or the deposited securities upon any applicable register; and

•	any other applicable charges as set forth below.

The Depositary may, however, deduct from any distributions on or in respect of the deposited securities, or may sell such deposited securities (after giving notice to the holder thereof), and apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge described above.

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

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR facility, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs, including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2013, the Depositary reimbursed NTT in the amount of US$42,000 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR facility and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

NTT Group maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those NTT Group maintains with respect to its consolidated subsidiaries.

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2013. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of March 31, 2013 to provide reasonable assurance that the information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2013. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management concluded that, as of March 31, 2013, NTT’s internal control over financial reporting is effective based on those criteria.

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

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all of its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT Group has posted the text of its code of ethics on its Internet website: http://www.ntt.co.jp/csr_e/compliance.html.

If NTT Group amends the provisions of its code of ethics that apply to its chief executive officer, principal financial officer or persons performing similar functions, or if NTT Group grants any waiver of such provisions, NTT Group will disclose such amendment or waiver on its website at the same address.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor is KPMG AZSA LLC (“KPMG”), formerly known as KPMG AZSA & Co.

The aggregate fees billed for each of the fiscal years ended March 31, 2012 and March 31, 2013 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2012	2013
	(in millions of yen)
Audit Fees	¥3,669	¥3,813
Audit-Related Fees	5	2
Tax Fees	126	83
All Other Fees	186	143

Total Fees	¥3,987	¥4,042

Audit Fees were billed for professional services rendered by KPMG for the audit of NTT’s and its subsidiaries’ annual financial statements and for services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-approval Policies and Procedures that were Approved by the Company’s Board of Directors and the Board of Corporate Auditors

Any contract of NTT and/or its subsidiaries with KPMG and its affiliates must be approved by NTT’s board of corporate auditors before the engagement of the relevant accountants. Approval of NTT’s board of directors is also required for contracts meeting a specified level of materiality. NTT’s board of directors and board of corporate auditors have pre-approved NTT and/or its subsidiaries entering into contracts with KPMG and its affiliates for services consisting of the preparation of tax returns and interfacing with the tax authorities in relation thereto, and NTT’s board of directors and board of corporate auditors are to be informed of each such service.

All of the services provided by KPMG and its affiliates were approved by NTT’s board of directors and board of corporate auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)	(b) Average Price Paid per Share(1)(2)	(c) Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
April 1, 2012 to April 30, 2012	1,431	¥3,677	0	0
May 1, 2012 to May 31, 2012	1,209	¥3,538	0	0
June 1, 2012 to June 30, 2012	836	¥3,383	0	0
July 1, 2012 to July 31, 2012	2,073	¥3,713	0	0
August 1, 2012 to August 31, 2012	1,516	¥3,728	0	0
September 1, 2012 to September 30, 2012	2,004,729	¥3,844	2,003,400	39,996,600
October 1, 2012 to October 31, 2012	11,040,002	¥3,832	11,038,700	28,957,900
November 1, 2012 to November 30, 2012	7,201,188	¥3,692	7,200,000	21,757,900
December 1, 2012 to December 31, 2012	6,368,117	¥3,678	6,366,700	15,391,200
January 1, 2013 to January 31, 2013	1,446	¥3,731	0	15,391,200
February 1, 2013 to February 28, 2013	10,202,156	¥4,230	10,200,000	5,191,200
March 1, 2013 to March 31, 2013	1,575,228	¥4,354	1,573,500	0

(1)	On September 19, 2012, the board of directors resolved that NTT may acquire up to 42 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥150 billion from September 20, 2012 through March 29, 2013.
(2)	The number of Shares purchased includes less-than-one-unit shares, and from April 1, 2012 to March 31, 2013, NTT purchased 17,631 such Shares.

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2012 and 2013, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three years ended March 31, 2011, 2012 and 2013, the Notes to the Consolidated Financial Statements, and Schedule  II—Valuation and Qualifying Accounts appear as pages F-1 through F-69.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 29, 2012).

1.2	Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 29, 2012).

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2010).

8.1	List of Subsidiaries.

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

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

Date: June 28, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2012	2013
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 7)	¥1,020,143	¥961,433
Short-term investments (Note 7)	306,921	53,753
Notes and accounts receivable, trade (Note 3)	2,287,986	2,428,099
Allowance for doubtful accounts (Note 21)	(48,356)	(44,961)
Accounts receivable, other	277,277	357,255
Inventories (Note 5)	329,373	350,721
Prepaid expenses and other current assets (Note 20)	315,566	338,794
Deferred income taxes (Note 11)	223,021	224,194

Total current assets	4,711,931	4,669,288

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	14,425,252	13,432,047
Telecommunications service lines	14,830,873	15,143,239
Buildings and structures	5,915,743	5,993,215
Machinery, vessels and tools	1,820,648	1,868,972
Land	1,133,077	1,139,636
Construction in progress	363,201	334,326

	38,488,794	37,911,435
Accumulated depreciation	(28,682,438)	(28,134,748)

Net property, plant and equipment	9,806,356	9,776,687

Investments and other assets (Note 2):
Investments in affiliated companies (Note 6)	543,273	411,371
Marketable securities and other investments (Note 7)	295,254	660,823
Goodwill (Notes 8 and 23)	771,420	824,216
Software (Note 8)	1,344,356	1,340,682
Other intangibles assets (Notes 8 and 23)	263,964	278,272
Other assets (Notes 10 and 20)	863,852	997,989
Deferred income taxes (Note 11)	789,293	694,361

Total investments and other assets	4,871,412	5,207,714

Total assets	¥19,389,699	¥19,653,689

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31

	2012	2013
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 9)	¥83,507	¥77,455
Current portion of long-term debt (Notes 9 and 20)	656,963	703,304
Accounts payable, trade (Note 3)	1,482,594	1,436,643
Current portion of obligations under capital leases (Note 16)	18,709	16,368
Accrued payroll	476,442	437,609
Accrued interest	9,832	8,971
Accrued taxes on income	198,281	228,736
Accrued consumption tax	46,255	54,667
Advances received	189,007	183,723
Other (Notes 11 and 20)	332,663	351,913

Total current liabilities	3,494,253	3,499,389

Long-term liabilities (Note 2):
Long-term debt (excluding current portion)(Notes 9 and 20)	3,509,820	3,234,631
Obligations under capital leases (excluding current portion) (Note 16)	36,919	36,254
Liability for employees’ retirement benefits (Note 10)	1,534,885	1,505,571
Accrued liabilities for point programs	187,432	156,233
Deferred income taxes (Note 11)	169,591	198,824
Other (Note 20)	409,070	396,162

Total long-term liabilities	5,847,717	5,527,675

Equity (Note 13):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares in 2012 and 2013
Issued—1,323,197,235 shares in 2012 and 2013	937,950	937,950
Additional paid-in capital (Note 18)	2,832,165	2,827,612
Retained earnings (Notes 6 and 13)	4,888,746	5,229,407
Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 20)	(357,843)	(107,476)
Treasury stock, at cost (Note 13)— 99,431,812 shares in 2012 and 137,822,603 shares in 2013	(418,431)	(568,459)

Total NTT shareholders’ equity	7,882,587	8,319,034

Noncontrolling interests	2,165,142	2,307,591

Total equity	10,047,729	10,626,625

Commitments and contingent liabilities (Note 22)
Total liabilities and equity	¥19,389,699	¥19,653,689

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

Consolidated Statements of Income

	2011	2012	2013
	Millions of yen
Operating revenues (Note 3):
Fixed voice related services	¥2,180,778	¥1,949,557	¥1,769,416
Mobile voice related services	2,021,579	1,870,064	1,701,070
IP / packet communications services	3,341,112	3,602,541	3,779,284
Sale of telecommunication equipment	565,874	580,900	844,883
System integration	1,382,195	1,776,941	1,824,617
Other	813,465	727,359	781,470

	10,305,003	10,507,362	10,700,740

Operating expenses (Notes 3, 15 and 17):
Cost of services (excluding items shown separately below)	2,458,029	2,379,388	2,461,393
Cost of equipment sold (Note 2) (excluding items shown separately below)	760,832	787,681	864,251
Cost of system integration (excluding items shown separately below)	915,018	1,209,870	1,244,538
Depreciation and amortization (Note 8)	1,962,534	1,910,698	1,899,245
Impairment losses	1,094	9,555	5,416
Selling, general and administrative expenses (Notes 17 and 23)	2,989,814	2,981,734	2,992,588
Goodwill and other intangible asset impairments (Note 8)	2,773	5,470	31,341

	9,090,094	9,284,396	9,498,772

Operating income	1,214,909	1,222,966	1,201,968

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(55,267)	(56,326)	(54,339)
Interest income	21,600	19,298	17,638
Other, net (Notes 19 and 20)	(5,445)	53,392	35,832

	(39,112)	16,364	(869)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,175,797	1,239,330	1,201,099

Income tax expense (benefit) (Note 11):
Current	448,813	451,222	461,496
Deferred	26,779	136,571	19,733

	475,592	587,793	481,229

Income before equity in earnings (losses) of affiliated companies	700,205	651,537	719,870
Equity in earnings (losses) of affiliated companies (Notes 6 and 15)	1,670	(2,986)	(10,131)

Net income	701,875	648,551	709,739
Less—Net income attributable to noncontrolling interests	192,246	180,850	185,668

Net income attributable to NTT	¥509,629	¥467,701	¥524,071

Per share of common stock :
Weighted average number of shares outstanding (shares)	1,323,173,389	1,275,519,400	1,211,880,769
Net income attributable to NTT (yen)	¥385.16	¥366.67	¥432.44
Cash dividends to be paid to shareholders of record date (yen)	¥120.00	¥140.00	¥160.00

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

Consolidated Statements of Comprehensive Income

	2011	2012	2013
	Millions of yen
Net income	¥701,875	¥648,551	¥709,739
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on securities	(6,291)	8,238	146,849
Unrealized gain (loss) on derivative instruments	(1,533)	(2,231)	(4,756)
Foreign currency translation adjustments	(44,116)	(69,369)	114,739
Pension liability adjustments	(80,503)	(8,542)	36,458

Total other comprehensive income (loss)	(132,443)	(71,904)	293,290

Total comprehensive income (loss)	569,432	576,647	1,003,029

Less—Comprehensive income attributable to noncontrolling interests	173,905	163,081	228,591

Total comprehensive income (loss) attributable to NTT	395,527	413,566	774,438

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

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

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2013

	NTT shareholders’ equity
	Common stock	Additional paid-in capital (Note 18)	Retained earnings (Notes 6 and 13)	Accumulated comprehensive income (loss) (Notes 7, 10, 13 and 20)	Treasury stock, at cost (Note 13)	Total	Noncontrolling interests	Total Equity (Note 13)
	Millions of yen
At beginning of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729
Comprehensive income (loss):
Net income			524,071			524,071	185,668	709,739
Other comprehensive income (loss):
Unrealized gain (loss) on securities				118,689		118,689	28,160	146,849
Unrealized gain (loss) on derivative instruments				(687)		(687)	(4,069)	(4,756)
Foreign currency translation adjustments				92,840		92,840	21,899	114,739
Pension liability adjustments				39,525		39,525	(3,067)	36,458
Total other comprehensive income (loss)						250,367	42,923	293,290

Total comprehensive income (loss)						774,438	228,591	1,003,029

Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)
Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317
Acquisition of treasury stock					(150,066)	(150,066)		(150,066)
Resale of treasury stock			(5)		38	33		33
Cancellation of treasury stock						—		—
At end of year	¥937,950	¥2,827,612	¥5,229,407	¥(107,476)	¥(568,459)	¥8,319,034	¥2,307,591	¥10,626,625

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2011	2012	2013
	Millions of yen
Cash flows from operating activities:
Net income	¥701,875	¥648,551	¥709,739
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Note 8)	1,962,534	1,910,698	1,899,245
Impairment losses	1,094	9,555	5,416
Deferred taxes (Note 11)	26,779	136,571	19,733
Goodwill and other intangible asset impairments (Note 8)	2,773	5,470	31,341
Loss on disposal of property, plant and equipment	104,730	85,452	106,215
Gains on sales of property, plant and equipment	(4,716)	(31,083)	(18,469)
Equity in (earnings) losses of affiliated companies (Note 6)	(1,670)	2,986	10,131
(Increase) decrease in notes and accounts receivable, trade	24,299	(175,606)	(119,381)
(Increase) decrease in inventories (Note 5)	(11,745)	(13,353)	(2,139)
(Increase) decrease in other current assets	(53,605)	(9,877)	(90,565)
Increase (decrease) in accounts payable, trade and accrued payroll	(28,533)	23,499	(81,297)
Increase (decrease) in accrued consumption tax	512	7,975	7,236
Increase (decrease) in accrued interest	841	(973)	(1,089)
Increase (decrease) in advances received	26,392	(17,330)	(9,770)
Increase (decrease) in accrued taxes on income	(56,536)	(10,883)	28,449
Increase (decrease) in other current liabilities	(12,355)	17,873	4,489
Increase (decrease) in liability for employees’ retirement benefits	(32,312)	(19,382)	26,476
Increase (decrease) in other long-term liabilities	68,856	(36,923)	(50,234)
Other	111,659	(24,921)	(21,844)

Net cash provided by operating activities	¥2,830,872	¥2,508,299	¥2,453,682

Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,410,827)	¥(1,395,087)	¥(1,538,115)
Payments for acquisitions of intangible assets	(484,159)	(458,176)	(446,588)
Proceeds from sales of property, plant and equipment	13,445	64,789	38,929
Payments for purchases of non-current investments	(43,017)	(59,400)	(35,309)
Proceeds from sales and redemptions of non-current investments	23,921	14,756	19,812
Acquisitions of subsidiaries, net of cash acquired	(382,780)	(47,632)	(38,490)
Payments for purchases of short-term investments	(768,594)	(1,181,657)	(682,359)
Proceeds from redemptions of short-term investments	988,780	1,048,024	936,211
Other	11,019	43,137	(30,344)

Net cash used in investing activities	(2,052,212)	(1,971,246)	(1,776,253)

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEAR ENDED MARCH 31

	2011	2012	2013
	Millions of yen
Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	801,185	680,055	402,271
Payments for settlement of long-term debt (Note 9)	(782,512)	(719,232)	(675,295)
Proceeds from issuance of short-term debt (Note 9)	2,554,569	1,261,125	3,015,099
Payments for settlement of short-term debt (Note 9)	(2,524,709)	(1,520,909)	(3,029,279)
Dividends paid	(158,783)	(167,980)	(183,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 13)	(234)	(381,869)	(150,033)
Acquisition of treasury stock by subsidiary (Note 18)	(30,092)	(2,914)	(15,558)
Other	(109,002)	(96,334)	(108,981)

Net cash used in financing activities	(249,578)	(948,058)	(745,181)

Effect of exchange rate changes on cash and cash equivalents	(4,986)	(4,010)	9,042

Net increase (decrease) in cash and cash equivalents	524,096	(415,015)	(58,710)
Cash and cash equivalents at beginning of year	911,062	1,435,158	1,020,143

Cash and cash equivalents at end of year (Note 4)	¥1,435,158	¥1,020,143	¥961,433

Cash paid during the year for:
Interest	¥54,483	¥58,683	¥55,200
Income taxes, net	519,205	449,405	433,344
Noncash investing and financing activities:
Capital lease obligations incurred during the year	21,969	20,299	24,022
Cancellation of treasury stock (Note 13)	¥602,892	¥566,551	¥—

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (collectively with NTT, “NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services, solution services and related services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services and related services), principally operated by NTT DOCOMO, Inc. (“NTT DOCOMO”); and data communications (system integration, network system services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”). NTT’s mobile communications business terminated mova services on March 31, 2012.

Pursuant to the Nippon Telegraph and Telephone Corporation Act (“NTT Law”), NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since NTT’s incorporation, the Japanese Government has sold NTT’s common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

In December 2000, NTT issued new shares in a public offering. These shares are not included in the total number of issued shares when calculating the percentage of Government-owned shares by special provisions regarding the method for calculating the total number of issued shares of NTT (NTT Law, Supplementary Provisions, Article 13). The total number of Government-owned shares includes shares which are unregistered because of a failure in the transfer of title and such shares are therefore not actually owned by the Government. These shares are nominally owned by the Government but excluded from the total number of shares owned by the Government when calculating the percentage of Government-owned shares. The Japanese Government’s ownership ratio of NTT’s issued stock was 32.6% as of March 31, 2013. However, taking these conditions into account, the percentage of Government-owned shares is 33.3%.

2.    Summary of significant accounting policies:

The accompanying consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Significant accounting policies are as follows:

(1)	Application of New Accounting Standards

Presentation of Comprehensive Income

Effective April 1, 2012, NTT Group adopted Accounting Standards Update (“ASU”) 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income. In adopting the ASU, NTT Group implemented the two statement approach which has been applied retrospectively for all periods presented.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, its subsidiaries, and variable interest entities (“VIEs”). All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31, however any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

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

Use of estimates—

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, estimated useful lives and recovery of the carrying amount of property, plant and equipment, software and certain other intangible assets, goodwill, investments, employees’ retirement benefit obligations, income tax uncertainties and realizability of deferred tax assets and accrued liabilities for point programs.

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA (3G wireless services) and mova (2G wireless services, which were terminated on March 31, 2012)) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten subscriptions. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. The amount of the expected future usage is estimated based on past records of use and experience.

Sales of telecommunication equipment are recognized as income upon delivery of the equipment to purchasers, primarily agent resellers, when title to the product, and the risk and rewards of ownership, have been substantially transferred. Certain commissions paid to purchasers, primarily agent resellers, are recognized as a reduction of sales of telecommunication equipment.

With regard to sales of telecommunication equipment in the mobile communications business, NTT Group enables subscribers to select installment payments over a period of 12 or 24 months. When installment payments are selected, under an agreement entered into among NTT Group, the subscribers and the agent resellers, NTT Group provides financing by providing funds to the agent reseller for the purchase of mobile handsets by the subscriber. NTT Group then includes the current installment for the receivable for the purchased handset in its invoices for basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales.

Revenues from system integration services are recognized as work on contracts progress. However, in cases where the contract period is short and the difference in the impact on the financial position and/or results of operations is immaterial, or in cases where it is difficult to make a reasonable estimate on the progress of the contracted work, revenues are recognized upon completion of the contracted services.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost base. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs and disposals of obsolete handsets during the fiscal years ended March 31, 2011, 2012 and 2013 totaling ¥9,821 million, ¥14,651 million and ¥12,662 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥58,826 million, ¥59,913 million and ¥58,267 million, of which ¥3,559 million, ¥3,587 million and ¥3,928 million were capitalized for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of long-lived assets—

Long-lived assets to be held and used, including property, plant and equipment, software and certain other intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, the loss recognized is the amount by which the carrying amount of the asset exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell. NTT Group considered the Great East Japan Earthquake as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on property, plant and equipment in relation thereto.

Goodwill, Software and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but tested for impairment at least annually and more frequently when indicators of impairment are present. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for that reporting unit and NTT Group must perform the second step of the impairment test (measurement). Fair values of the reporting units are determined using a discounted cash flow analysis, among other methods. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed.

In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.” This ASU permits an entity to make a qualitative assessment before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. NTT group adopted this guidance in 2012.

NTT Group considered the Great East Japan Earthquake, as a triggering event necessitating a review, and determined that it was not necessary to record any impairment losses on goodwill in relation thereto.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

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

Variable Interest Entities—

NTT consolidates VIEs if NTT has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

VIEs with assets totaling approximately ¥223 billion and ¥221 billion as of March 31, 2012 and 2013, respectively, which were established to develop and lease real estate for rental, and VIEs with assets totaling approximately ¥2 billion and ¥2 billion as of March 31, 2012 and 2013, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop and lease real estate and to lease software at March 31, 2012 and 2013 are included in the consolidated balance sheets as follows:

	2012
	Develop and lease real estate(*1,2)	Lease software
	Millions of yen
Current assets	¥15,644	¥16
Property, plant and equipment	201,735	2,463
Investments and other assets	5,935	2
Current liabilities	3,411	129
Long-term liabilities	121,321	874

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥1,825 million and “Long-term debt (excluding current portion)” totaling ¥87,338 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt” above are secured by the Company’s land and buildings totaling ¥250,824 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013
	Develop and lease real estate(*1,2)	Lease software
	Millions of yen
Current assets	¥20,477	¥17
Property, plant and equipment	198,255	2,277
Investments and other assets	2,197	1
Current liabilities	64,243	883
Long-term liabilities	54,751	—

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥62,257 million and “Long-term debt” totaling ¥20,701 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the Company’s land and buildings totaling ¥247,114 million.

There is no VIE in which NTT Group holds a significant variable interest but is not the primary beneficiary as of March 31, 2013.

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

NTT Group’s asset retirement obligations primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT’s estimates of the fair value of these liabilities and has concluded that the amount is immaterial.

Employees’ retirement benefits—

NTT recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are currently accrued. Prior service cost and net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “Accumulated other comprehensive income (loss),” are amortized over the expected average remaining service period of employees on a straight-line basis.

Accrued liabilities for point programs—

NTT Group grants “points” to customers based on the usage of mobile, FLET’S Hikari and other services, which provide benefits, including discounts on merchandise, and records “Accrued liabilities for point programs” relating to the points that customers earn.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Related party transactions:

Related party transactions mainly consist of transactions with affiliated companies. NTT Group has entered into a number of different types of transactions with affiliated companies, the significant of which are the sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2013 and the related balances at March 31, 2012 and 2013 were as follows:

	2011	2012	2013
	Millions of yen
Operating revenues	¥23,145	¥25,788	¥26,001

Operating expenses	¥105,682	¥104,435	¥105,295

Receivables		¥14,225	¥17,257

Payables		¥83,559	¥89,623

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥18,527 million, ¥17,839 million and ¥16,924 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2012 and 2013 comprised the following:

	2012	2013
	Millions of yen
Cash	¥672,018	¥518,555
Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	210,972	69,989
Time deposits, certificates of deposit and other	137,153	372,889

Total	¥1,020,143	¥961,433

Commercial Paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell and other deposits are stated at amounts that approximate fair value.

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

5.    Inventories:

Inventories at March 31, 2012 and 2013 comprised the following:

	2012	2013
	Millions of yen
Telecommunications equipment to be sold and materials	¥160,482	¥179,499
Projects in progress	101,052	86,382
Supplies	67,839	84,840

Total	¥329,373	¥350,721

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Investments in affiliated companies:

Philippine Long Distance Telephone Company—

From March 2007 to February 2008, NTT DOCOMO additionally acquired approximately 7% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunications operator in the Philippines, for ¥98,943 million in the market. Together with the approximately 13% of PLDT’s outstanding common shares held before the additional acquisition by NTT DOCOMO, NTT Group held approximately 21% of the total outstanding common shares of PLDT as of March 31, 2008 and obtained the ability to exercise significant influence over PLDT. Accordingly, NTT Group accounted for its investment in PLDT by applying the equity method during the fiscal year ended March 31, 2008. Furthermore, NTT DOCOMO acquired an additional common equity interest for ¥19,519 million in November, 2011, because PLDT acquired Digital Telecommunications Philippines, Inc. through a stock swap; and this was projected to decrease NTT Group’s interest in PLDT. As a result, NTT Group held approximately 20% of PLDT’s outstanding common shares.

In June 2011, the Supreme Court of the Philippines promulgated a decision, in which the Court held that non-voting preferred shares should not be included in the computation of the Filipino-alien equity requirement of public utilities companies. This tentative decision was upheld and finalized in October 2012. In the Philippines, there is a restriction on a foreign ownership which limits foreign ownership to 40%. This Supreme Court decision increased the foreign ownership percentage of PLDT in excess of 40% limit.

In October 2012, PLDT issued additional voting preferred stocks in order to dilute the foreign ownership interest in PLDT to less than the 40% limit and as a result, NTT Group’s voting interest in PLDT decreased to approximately 12% from 20%. At this time, the guidelines of foreign ownership requirements were not clearly finalized yet, and therefore there was uncertainty about the foreign ownership requirements.

As a result, NTT Group determined it no longer has the ability to exercise significant influence over PLDT during the three-month period ended December 31, 2012 and discontinued the application of the equity method of accounting for the investment in PLDT and also reclassified the investment in PLDT from “Investments in affiliates” to “Marketable securities and other investments” as available-for-sale securities. Information regarding “Marketable securities and other investments” is disclosed in note7.

In May 2013, the Securities and Exchange Commission in the Philippines announced the memorandum to clarify the guideline of foreign ownership requirements. Accordingly, NTT Group has comprehensively reviewed the facts such as approximately 12% of the voting interest of PLDT, the board representation, and other circumstances, and NTT Group will reinstate accounting for its investment in PLDT using the equity method beginning April 1, 2013. NTT Group’s consolidated financial statements for the year ended March 31, 2013 have not been adjusted because the impact to retrospectively apply the equity method of accounting for the investment in PLDT for the three-month period ended March 31, 2013 is not material to these annual consolidated financial statements.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In the fiscal year ended March 31, 2013, the decrease in the value of TTSL was determined to be other than temporary, and an impairment loss of ¥6,813 million before taxes was recognized.

Impairment—

NTT Group reviews factors such as the financial condition and near-term prospects of its affiliates on a regular basis in order to determine if any decline in investment values was other than temporary.

As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in values of certain investments including TTSL and recorded impairment charges aggregating ¥16,636 million, net of deferred income taxes of ¥9,277 million, for the fiscal year ended March 31, 2013. The impairment loss is recorded in the consolidated statements of income under “Equity in earnings (losses) of affiliated companies.”

NTT’s shares of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥61,016 million, ¥68,779 million and ¥62,695 million as of March 31, 2011, 2012 and 2013, respectively.

NTT’s total investment in its affiliated publicly-held companies at March 31, 2012 and 2013 were ¥128,821 million and ¥10,490 million, respectively, and based on quoted market prices at that date, the related market values were ¥247,718 million and ¥40,093 million, respectively.

The total carrying amounts of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2012 and 2013 were greater by ¥313,088 million and by ¥159,949 million than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2012 and 2013 are as follows:

	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥133,440	¥59,965	¥12,638	¥180,767
Debt securities	44,757	621	793	44,585
Held-to-maturity:
Commercial paper*	259,953	—	—	259,953
Other debt securities	4,604	11	2	4,613

Total	¥442,754	¥60,597	¥13,433	¥489,918

*	Commercial paper are considered “Cash and cash equivalents” totaling ¥199,979 million and “Short-term investments” totaling ¥59,974 million.

	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥268,551	¥266,993	¥1,863	¥533,681
Debt securities	47,721	1,256	481	48,496
Held-to-maturity:
Commercial paper*	69,989	—	—	69,989
Other debt securities	4,662	33	—	4,695

Total	¥390,923	¥268,282	¥2,344	¥656,861

*	Commercial paper are considered “Cash and cash equivalents” totaling ¥69,989 million.

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and 2013 are as follows:

	March 31, 2012
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥43,049	¥11,481	¥3,382	¥1,157
Debt securities	983	320	4,612	473
Held-to-maturity:
Debt securities	198	2	—	—

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥4,524	¥1,162	¥2,440	¥701
Debt securities	4,852	231	865	250
Held-to-maturity:
Debt securities	—	—	—	—

In the ordinary course of business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥70,888 million and ¥80,534 million at March 31, 2012 and 2013, respectively. NTT did not evaluate fair values of investment securities with an aggregate carrying amount of ¥68,916 million and ¥77,376 million of these securities for impairment at March 31, 2012 and 2013, respectively, because it is not practicable to evaluate fair value and there are no events or changes in circumstances that have material effects on the fair value.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2013 are as follows:

	2011	2012	2013
	Millions of yen
Proceeds	¥15,749	¥9,995	¥4,433
Gross realized gain	3,248	5,559	2,264
Gross realized loss	401	532	37

Maturities of debt securities classified as held-to-maturity at March 31, 2012 and 2013 are as follows.

	March 31, 2012		March 31, 2013
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥260,753	¥260,753	¥69,999	¥69,999
Due after 1 year through 5 years	2,335	2,346	3,217	3,238
Due after 5 years through 10 years	1,166	1,166	1,033	1,033
Due after 10 years	303	301	402	414

Total	¥264,557	¥264,566	¥74,651	¥74,684

NTT Group reclassified its equity investment in PLDT from “Investments in affiliated companies” to “Available-for-sale securities” under “Marketable securities and other investments.” For information regarding investments in affiliated companies, please see note 6.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Goodwill, Software and other intangible assets:

Goodwill—

A goodwill impairment charge of ¥23,042 million was recognized during the fiscal year ended March 31, 2013 for goodwill attributable to the NTT America reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cashflow method.

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

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2012 and 2013 are as follows:

	2012
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2011	¥191,870	¥426,534	¥126,551	¥2,571	¥747,526
Goodwill acquired during year	5,316	7,256	28,927	—	41,499
Impairment losses	—	—	(4,764)	—	(4,764)
Foreign currency translation adjustments	(10,020)	(1,539)	(1,277)	—	(12,836)
Other	(5)		—	—	(5)

Balance at March 31, 2012	¥187,161	¥432,251	¥149,437	¥2,571	¥771,420

	2013
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2012	¥187,161	¥432,251	¥149,437	¥2,571	¥771,420
Goodwill acquired during year	17,854	20,263	2,440	—	40,557
Impairment losses	(23,042)	(7,281)	—	—	(30,323)
Foreign currency translation adjustments	22,906	3,779	19,160	—	45,845
Other	—	(3,283)	—	—	(3,283)

Balance at March 31, 2013	¥204,879	¥445,729	¥171,037	¥2,571	¥824,216

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software and Other intangible assets—

The following table displays the major components of software and other intangible assets as of March 31, 2012 and 2013.

	2012	2013
	Millions of yen
Amortizable intangible assets:
Computer software	¥5,565,146	¥5,709,739
Rights to use utility facilities	335,998	335,578
Other	274,031	316,056
Accumulated amortization	(4,594,801)	(4,774,253)

Total amortizable intangible assets	1,580,374	1,587,120

Non-amortizable intangible assets:
Trademarks and trade names	27,946	31,834

Total non-amortizable intangible assets	27,946	31,834

Total	¥1,608,320	¥1,618,954

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥462,649, million, ¥481,043 million and ¥473,247 million, respectively.

Computer software is recorded at cost and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Rights to use utility facilities are acquired using lump-sum cash payments and mainly consist of cable tunnels and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 50 years. Other intangible assets are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging 11 years.

Non-amortizable intangible assets, such as trademarks, are intangible assets with indefinite lives acquired through business combinations totaling ¥27,946 million and ¥31,834 million as of March 31, 2012 and 2013.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2014	¥467,409
2015	373,713
2016	273,933
2017	179,424
2018	101,622

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2012 and 2013 comprised the following:

	2012	2013
	Millions of yen
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.54% and 0.34% per annum at March 31, 2012 and 2013, respectively	¥50,259	¥47,409
Commercial paper bearing interest at weighted average rates of 0.11% per annum at March 31, 2012	20,000	—
Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	13,248	30,046

Total short-term debt	¥83,507	¥77,455

Long-term debt at March 31, 2012 and 2013 comprised the following:

	2012	2013
	Millions of yen
Debt denominated in Japanese yen:
0.21% – 2.06% coupon bonds due 2013 – 2031	¥2,114,079	¥1,887,207
0.42% floating rate bond due 2022	100	100
Secured indebtedness to financial institutions—
1.82% (weighted average) loans due 2014 – 2029	38,545	23,115
Unsecured indebtedness to financial institutions—
1.30% (weighted average) loans due 2013 – 2032	1,737,031	1,635,348
0.44% (weighted average) floating rate loans due 2013 – 2022	87,588	86,474

	3,977,343	3,632,244

Debt denominated in foreign currencies:
1.40% – 2.15% U.S. dollar notes due 2017 – 2020	—	166,338
Swiss franc bonds	73,568	—
Unsecured indebtedness to financial institutions—
2.27% (weighted average) U.S. dollar loans due 2013 – 2032	15,352	16,004
0.65% (weighted average) U.S. dollar floating rate loans due 2013 – 2027	70,850	92,242
17.37% (weighted average) South African Rand loans due 2018	12,309	12,193
Other loans due 2013 – 2028	17,749	19,424

	189,828	306,201

Total long-term debt principal	4,167,171	3,938,445
Less—Deferred bond discounts	(388)	(510)

	4,166,783	3,937,935
Less—Current portion	(656,963)	(703,304)

Total long-term debt	¥3,509,820	¥3,234,631

Interest rates and due dates in the above table are stated at March 31, 2013.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All holders of the bonds and notes totaling ¥1,178,528 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long term debt at March 31, 2013 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

The balance of long-term debt as of March 31, 2013, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2014 to the fiscal year ending March 31, 2018 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2014	¥703,304
2015	413,115
2016	369,276
2017	327,473
2018	569,063
Thereafter	1,555,704

Total	¥3,937,935

As of March 31, 2013, NTT Group has unused committed lines of credit amounting to ¥133.4 billion.

10.    Employees’ retirement benefits:

(1)	Severance Payments and Contract-type Corporate Pension Plans

Employees are generally entitled to lump-sum severance payments based on NTT’s severance payment plans, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

NTT and certain subsidiaries introduced non-contributory funded contract-type corporate pension plans, which cover 28% of the severance benefits under the severance payment plans to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2012 and 2013. NTT uses a March 31 measurement date.

	2012	2013
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,094,807	¥2,037,901
Service cost	72,542	72,628
Interest cost	40,840	37,511
Plan amendment	197	178
Actuarial loss (gain)	21,493	36,155
Other	12,594	3,027
Benefit payments (Lump-sum severance payments and Pension)	(204,572)	(174,476)

Benefit obligation, end of year	2,037,901	2,012,924

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,086,800	1,072,879
Actual return on plan assets	25,372	98,448
Employer contributions	69,851	66,736
Other	3,588	1,600
Benefit payments (Pension)	(112,732)	(114,498)

Fair value of plan assets, end of year	1,072,879	1,125,165

At March 31:
Under funded status	¥(965,022)	¥(887,759)

The following table provides the amounts recognized in the consolidated balance sheets:

	2012	2013
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(965,068)	¥(887,816)
Other assets	46	57
Accumulated other comprehensive loss (income)	330,090	277,469

Net amount recognized	¥(634,932)	¥(610,290)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2012	2013
	Millions of yen
At March 31:
Net actuarial loss	¥356,081	¥298,130
Transition obligation	943	776
Prior service cost(*)	(26,934)	(21,437)

Total	¥330,090	¥277,469

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

The accumulated benefit obligation was ¥2,017,742 million and ¥1,987,894 million at March 31, 2012 and 2013, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
At March 31:
Projected benefit obligation	¥2,037,514	¥2,012,842
Fair value of plan assets	1,072,776	1,125,027

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
At March 31:
Accumulated benefit obligation	¥2,017,684	¥1,987,813
Fair value of plan assets	1,072,776	1,125,027

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2013 included the following components:

	2011	2012	2013
	Millions of yen
Service cost	¥75,251	¥72,542	¥72,628
Interest cost on projected benefit obligation	43,854	40,840	37,511
Expected return on plan assets	(24,819)	(21,562)	(21,179)
Amortization of net actuarial loss	11,936	16,624	16,891
Amortization of transition obligation	169	169	167
Amortization of prior service cost	(22,279)	(15,738)	(5,266)

Total	¥84,112	¥92,875	¥100,752

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥17,681	¥(41,114)
Amortization of net actuarial loss	(16,624)	(16,891)
Amortization of transition obligation	(169)	(167)
Accrued past service liability	173	178
Amortization of prior service cost	15,738	5,266
Other	3,146	107

Total	¥19,945	¥(52,621)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2014 amount to ¥7,734 million, ¥123 million and ¥(4,702) million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2011	2012	2013
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	1.9%	1.5%
Rate of compensation increase	2.4-3.4%	2.4-3.4%	2.4-3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.1%	2.0%	1.9%
Rate of compensation increase	1.9-3.2%	2.4-3.4%	2.4-3.4%
Expected long-term return on plan assets	2.3%	2.0%	2.0%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2012 and 2013. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 14.

	As of March 31, 2012
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥6,226	¥6,226	—	—

Debt securities
Japanese government bonds/local government bonds	367,251	354,172	13,079	—
Domestic corporate bonds	112,217	—	112,217	—
Foreign government bonds	84,180	82,886	1,294	—
Foreign corporate bonds	4,060	306	3,754	—

Equity securities
Domestic	130,239	130,239	—	—
Foreign	85,101	85,101	—	—

Securities investment trust
Domestic/debt securities	13,179	—	13,179	—
Domestic/equity securities	11,064	—	11,064	—
Foreign/debt securities	7,845	—	7,845	—
Foreign/equity securities	10,683	—	10,683	—

Pooled funds	89,983	—	89,983	—

Life insurance company general accounts	148,643	—	148,643	—

Others	2,208	—	10	2,198

Total	¥1,072,879	¥658,930	¥411,751	¥2,198

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2013
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥9,372	¥9,372	—	—

Debt securities
Japanese government bonds/local government bonds	393,379	381,676	11,703	—
Domestic corporate bonds	104,626	—	104,626	—
Foreign government bonds	86,897	37,786	49,111	—
Foreign corporate bonds	3,124	216	2,908	—

Equity securities
Domestic	137,846	137,781	65	—
Foreign	89,903	89,879	—	24

Securities investment trust
Domestic/debt securities	13,505	—	13,505	—
Domestic/equity securities	12,233	—	12,233	—
Foreign/debt securities	8,366	—	8,366	—
Foreign/equity securities	10,367	—	10,367	—

Pooled funds	102,896	—	102,896	—

Life insurance company general accounts	150,375	—	150,375	—

Others	2,276	—	91	2,185

Total	¥1,125,165	¥656,710	¥466,246	¥2,209

Cash and cash equivalents

Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities

Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case the fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Equity securities

Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Securities investment trust

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are evaluated based on the fair value as reported by the trust operator, and are classified as Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and principal and they are all classified as Level 2.

Others

Others include fund of hedge funds, among other things. Fair value is measured by inputs derived from unobservable data, which is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2013 are: domestic bonds, 53.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 14.0%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥3,020 million (0.3% of total plan assets) and ¥2,701 million (0.2% of total plan assets) at March 31, 2012 and 2013, respectively.

NTT Group expects to contribute ¥39,870 million to the contract-type corporate pension plans in the fiscal year ending March 31, 2014.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2014	¥135,073
2015	136,279
2016	138,105
2017	135,848
2018	148,478
2019-2023	599,184

Total	¥1,292,967

(2)    Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

Since its incorporation in April 1985, both NTT Group and its employees made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (“the NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan and, accordingly, contributions were recognized as an expense when they were required for the period.

As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into (a) the national Kosei-Nenkin (“the National Plan”), (b) NTT Kosei-Nenkin-Kikin (the “NTT Plan”) and (c) the Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan). Based on the Law Concerning Defined-Benefit Corporate Pension Plans which came into force in June 2001, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations, as described below. In July 2007, the NTT Plan was converted to NTT Kigyou-Nenkin-Kikin or the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”) that succeeded the pension benefit obligations after the transfer to the Japanese Government of the substitutional portion of the benefit obligations.

(a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥121,025 million, ¥122,215 million and ¥124,405 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

(b)    The NTT CDBP (former NTT Plan)

NTT established the NTT Plan in April 1997. Both NTT Group and its employees made contributions to such plan to supplement the pension benefits to which the employees were entitled under the National Plan. The NTT Plan was regulated under the Japanese Welfare Pension Insurance Law and covered a substitutional portion of the National Plan.

The NTT Plan is considered a defined benefit pension plan and is accounted for separately from the severance payments and the contract-type corporate pension plans as described in (1) above.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2012 and 2013. NTT uses a March 31 measurement date.

	2012	2013
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,426,059	¥1,467,064
Service cost	37,896	37,647
Interest cost	27,980	27,260
Actuarial loss (gain)	(48)	98,532
Other	2,235	790
Benefit payments	(27,058)	(30,202)

Benefit obligation, end of year	1,467,064	1,601,091

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	898,141	897,247
Actual return on plan assets	12,654	104,996
Employer contributions	7,542	7,236
Employee contributions	3,567	3,573
Other	2,401	486
Benefits payments	(27,058)	(30,202)

Fair value of plan assets, end of year	897,247	983,336

At March 31:
Under funded status	¥(569,817)	¥(617,755)

The following table provides the amounts recognized in the consolidated balance sheets:

	2012	2013
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(569,817)	¥(617,755)
Accumulated other comprehensive loss	178,539	181,536

Net amount recognized	¥(391,278)	¥(436,219)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2012	2013
	Millions of yen
At March 31:
Net actuarial loss	¥183,549	¥183,359
Prior service cost(*)	(5,010)	(1,823)

Total	¥178,539	¥181,536

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,255,295 million and ¥1,355,816 million at March 31, 2012 and 2013, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2013 included the following components:

	2011	2012	2013
	Millions of yen
Service cost	¥36,591	¥37,896	¥37,647
Interest cost on projected benefit obligation	27,866	27,980	27,260
Expected return on plan assets	(22,858)	(21,901)	(21,743)
Amortization of net actuarial loss	12,488	17,232	15,982
Amortization of prior service cost	(4,526)	(3,857)	(3,187)
Employee contributions	(3,615)	(3,567)	(3,573)

Total	¥45,946	¥53,783	¥52,386

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥9,199	¥15,279
Amortization of net actuarial loss	(17,232)	(15,982)
Amortization of prior service cost	3,857	3,187
Other	4	513

Total	¥(4,172)	¥2,997

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2014 amount to ¥15,265 million and ¥(1,781) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2011	2012	2013
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	2.0%	1.9%	1.5%
Rate of compensation increase	3.4%	3.4%	3.9%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.1%	2.0%	1.9%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2012 and 2013. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 14.

	As of March 31, 2012
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥5,650	¥5,650	—	—

Debt securities
Japanese government bonds/local government bonds	256,288	247,161	9,127	—
Domestic corporate bonds	81,363	—	81,363	—
Foreign government bonds	60,576	59,927	649	—
Foreign corporate bonds	2,417	123	2,294	—

Equity securities
Domestic	154,912	154,899	13	—
Foreign	94,772	94,772	—	—

Securities investment trust
Domestic/debt securities	14,997	—	14,997	—
Domestic/equity securities	19,660	—	19,660	—
Foreign/debt securities	12,547	—	12,547	—
Foreign/equity securities	13,831	—	13,831	—

Pooled funds	114,020	—	114,020	—

Life insurance company general accounts	61,529	—	61,529	—

Others	4,685	—	(2)	4,687

Total	¥897,247	¥562,532	¥330,028	¥4,687

	As of March 31, 2013
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,245	¥7,245	—	—

Debt securities
Japanese government bonds/local government bonds	290,222	281,605	8,617	—
Domestic corporate bonds	82,001	—	82,001	—
Foreign government bonds	65,432	29,090	36,342	—
Foreign corporate bonds	1,672	60	1,612	—

Equity securities
Domestic	182,455	182,326	129	—
Foreign	104,945	104,865	—	80

Securities investment trust
Domestic/debt securities	16,726	—	16,726	—
Domestic/equity securities	22,944	—	22,944	—
Foreign/debt securities	14,274	—	14,274	—
Foreign/equity securities	14,586	—	14,586	—

Pooled funds	114,828	—	114,828	—

Life insurance company general accounts	62,246	—	62,246	—

Others	3,760	—	14	3,746

Total	¥983,336	¥605,191	¥374,319	¥3,826

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents

Cash and cash equivalents include foreign currency deposits and call loans, and are all classified as Level 1.

Debt securities

Debt securities include Japanese government bonds and local government bonds, domestic corporate bonds, foreign government bonds and foreign corporate bonds. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case the fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Equity securities

Equity securities include domestic stocks and foreign stocks. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Securities investment trust

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Pooled funds are evaluated based on the fair value as reported by the trust operator, and are classified as Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and principal and they are all classified as Level 2.

Others

Others include loans to employees and leasing receivables, which are classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2013 are: domestic bonds, 47.7%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 7.0%.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥4,727 million (0.5% of total plan assets) and ¥4,473 million (0.5% of total plan assets) at March 31, 2012 and 2013, respectively.

NTT Group expects to contribute ¥7,094 million to the NTT CDBP in the fiscal year ending March 31, 2014.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2014	¥34,749
2015	41,721
2016	44,563
2017	46,918
2018	48,894
2019-2023	264,905

Total	¥481,750

(c)    The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan)

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered as a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥55,070 million, ¥50,574 million and ¥47,113 million for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	Millions of yen
Income from continuing operations	¥475,592	¥587,793	¥481,229
Equity in earnings (losses) of affiliated companies	(1,027)	(4,540)	(8,407)
Other comprehensive income (loss):
Unrealized gain (loss) on securities	(1,306)	(580)	77,297
Unrealized gain (loss) on derivative instruments	(1,302)	459	(103)
Foreign currency translation adjustments	(12,818)	(15,622)	21,461
Pension liability adjustments	(49,557)	(5,920)	12,924

Total income taxes	¥409,582	¥561,590	¥584,401

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2011, and 2012, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. During the fiscal year ended March 31, 2013, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 38%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

“The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates will be adjusted from consolidated accounting periods that begin on or after April 1, 2012. The aggregate statutory income tax rate will decline from approximately 41% to approximately 38% for the fiscal years ending March 31, 2013-2015, and then to approximately 36% for fiscal years ending March 31, 2016 and thereafter. As a result of this change in the income tax rate, net deferred tax assets existing on the enactment date decreased by ¥89,936 million, and these adjustments are included in “Income tax expense (benefit) -Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80,232 million for the fiscal year ended March 31, 2012.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2013, NTT had 108 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations of the difference between the actual effective income tax rate of NTT and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2011	2012	2013
Statutory tax rate	40.65%	40.65%	37.98%
Expenses not deductible for tax purposes	0.07	0.39	1.03
Tax credit	(1.61)	(1.47)	(1.61)
Net change in valuation allowance	0.59	(0.27)	0.95
Effect of changes in the enacted tax rates	—	6.99	0.75
Other	0.75	1.14	0.97

Effective tax rate	40.45%	47.43%	40.07%

Significant components of deferred tax assets and liabilities at March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥558,175	¥543,115
Accrued enterprise tax	17,215	21,045
Property, plant and equipment and intangible assets principally due to differences in depreciation	386,961	382,626
Compensated absences	96,101	94,207
Accrued bonus	42,895	41,941
Unamortized purchases of leased assets	9,152	7,956
Operating loss carryforwards	149,813	170,523
Accrued liabilities for loyalty programs	97,536	80,389
Deferred revenues regarding Nikagetsu Kurikoshi	20,794	16,769
Foreign currency translation adjustments	36,812	20,085
Other	151,627	163,289

Total gross deferred tax assets	1,567,081	1,541,945
Less—Valuation allowance	(242,158)	(253,693)

Total deferred tax assets	1,324,923	1,288,252

Deferred tax liabilities:
Unrealized gains on securities	(5,843)	(85,761)
Investment in subsidiary, principally arising upon issuance of stock	(303,363)	(301,832)
Other	(172,997)	(185,700)

Total gross deferred tax liabilities	(482,203)	(573,293)

Net deferred tax assets	¥842,720	¥714,959

The valuation allowance at March 31, 2012 and 2013 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net change in the total valuation allowance for the year ended March 31, 2011 was an increase of ¥8,709 million, and for the year ended March 31, 2012 was a decrease of ¥32,401 million, and for the year ended March 31, 2013 was an increase of ¥11,535 million.

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

Net deferred tax assets at March 31, 2012 and 2013 are included in the consolidated balance sheets as follows:

	2012	2013
	Millions of yen
Deferred income taxes (current assets)	¥223,021	¥224,194
Deferred income taxes (investments and other assets)	789,293	694,361
Other current liabilities	(3)	(4,772)
Deferred income taxes (long-term liabilities)	(169,591)	(198,824)

Total	¥842,720	¥714,959

At March 31, 2013, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥660,750 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen
Within 5 years	¥199,867
6 to 20 years	379,745
Indefinite periods	81,138

Total	¥660,750

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2013
Millions of yen
Balance at March 31, 2012	¥4,535
Increase in tax position of current year	450
Decrease in tax position of prior year	(1,080)
Settlements	—
Foreign currency translation adjustments	451

Balance at March 31, 2013	¥4,356

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥4,535 million and ¥4,356 million at March 31, 2012 and 2013, respectively. NTT does not expect any material changes in its reserves for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2011, 2012 and 2013 were immaterial. As of March 31, 2013, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2011 and prior have been completed by the tax authorities.

12.    Consumption tax:

Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services. Items in the consolidated statements of income are presented on a net basis of consumption tax.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)
Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)
Cancellation of treasury stock under resolution of the board of directors	—	—

Balance at March 31, 2013	1,323,197,235	137,822,603

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

AND SUBSIDIARIES

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

On September 19, 2012, the board of directors resolved that NTT may acquire up to 42 million outstanding shares of its common stock at an amount in total not exceeding ¥150 billion from during the period from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 38,382,300 shares of its common stock for a total purchase price of ¥149,999 million between September 2012 and February 2013.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2013 was ¥895,063 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2013 include amounts representing final cash dividends of ¥94,830 million, ¥80 per share, which were approved at the shareholders’ meeting held on June 25, 2013.

On May 10, 2013, the board of directors resolved that NTT may acquire up to 50 million outstanding shares of its common stock at an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 20,201,200 shares of its common stock for a total purchase price of ¥103,384 million between May 2013 and June 2013.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2011, 2012 and 2013 in accumulated other comprehensive income (loss) is shown below:

	2011	2012	2013
	Millions of yen
Unrealized gain (loss) on securities:
At beginning of year	¥33,128	¥28,973	¥35,599
Current period other comprehensive income (loss) attributable to NTT	(4,155)	6,626	118,689

At end of year	¥28,973	¥35,599	¥154,288

Unrealized gain (loss) on derivative instruments:
At beginning of year	¥686	¥(957)	¥(1,892)
Current period other comprehensive income (loss) attributable to NTT	(1,643)	(935)	(687)

At end of year	¥(957)	¥(1,892)	¥(2,579)

Foreign currency translation adjustments:
At beginning of year	¥(8,478)	¥(41,248)	¥(96,172)
Current period other comprehensive income (loss) attributable to NTT	(32,770)	(54,924)	92,840

At end of year	¥(41,248)	¥(96,172)	¥(3,332)

Pension liability adjustments:
At beginning of year	¥(214,942)	¥(290,476)	¥(295,378)
Current period other comprehensive income (loss) attributable to NTT	(75,534)	(4,902)	39,525

At end of year	¥(290,476)	¥(295,378)	¥(255,853)

Total accumulated other comprehensive income (loss):
At beginning of year	¥(189,606)	¥(303,708)	¥(357,843)
Current period other comprehensive income (loss) attributable to NTT	(114,102)	(54,135)	250,367

At end of year	¥(303,708)	¥(357,843)	¥(107,476)

The following table provides the details of change in unrealized gain (loss) on securities (net of tax) for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(19,186)	¥(13,152)
Less—Reclassification adjustment for realized (gain) loss included in net income	11,589	6,861

Net change in unrealized gain (loss) on securities	(7,597)	(6,291)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥6,364	¥7,686
Less—Reclassification adjustment for realized (gain) loss included in net income	1,294	552

Net change in unrealized gain (loss) on securities	7,658	8,238

	2013
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥215,207	¥141,379
Less—Reclassification adjustment for realized (gain) loss included in net income	8,939	5,470

Net change in unrealized gain (loss) on securities	224,146	146,849

The following table provides the details of change in unrealized gain (loss) on derivative instruments (net of tax) for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(3,985)	¥(2,214)
Less—Reclassification adjustment for realized (gain) loss included in net income	1,150	681

Net change in unrealized gain (loss) on derivative instruments	(2,835)	(1,533)

	2012
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(2,605)	¥(2,753)
Less—Reclassification adjustment for realized (gain) loss included in net income	833	522

Net change in unrealized gain (loss) on derivative instruments	(1,772)	(2,231)

	2013
	Pre-tax amount	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) arising during the period	¥(7,339)	¥(6,345)
Less—Reclassification adjustment for realized gain loss included in net income	2,480	1,589

Net change in unrealized gain (loss) on derivative instruments	(4,859)	(4,756)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2011, 2012 and 2013:

	2011	2012	2013
	Millions of yen
Net gain (loss) arising during period, before tax	¥(127,367)	¥(26,465)	¥25,126
Prior service cost arising during period before tax	79	(173)	(178)

Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	24,492	33,883	32,917
Amortization of transition obligation	184	172	168
Amortization of prior service cost	(26,811)	(19,601)	(8,464)
Other	(637)	(2,278)	(187)

Change of pension liability adjustments during the year, before tax	(130,060)	(14,462)	49,382

Income tax expense related to pension liability adjustments	49,557	5,920	(12,924)

Other comprehensive income (loss)	(80,503)	(8,542)	36,458

Tax effects allocated to each component of other comprehensive income (loss) for the fiscal years ended March 31, 2011, 2012 and 2013 are shown below:

	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
For the fiscal year ended March 31, 2011:
Unrealized gain (loss) on securities	¥(7,597)	¥1,306	¥(6,291)
Unrealized gain (loss) on derivative instruments	(2,835)	1,302	(1,533)
Foreign currency translation adjustments	(56,934)	12,818	(44,116)
Pension liability adjustments	(130,060)	49,557	(80,503)

Other comprehensive income (loss)	¥(197,426)	¥64,983	¥(132,443)

For the fiscal year ended March 31, 2012:
Unrealized gain (loss) on securities	¥7,658	¥580	¥8,238
Unrealized gain (loss) on derivative instruments	(1,772)	(459)	(2,231)
Foreign currency translation adjustments	(84,991)	15,622	(69,369)
Pension liability adjustments	(14,462)	5,920	(8,542)

Other comprehensive income (loss)	¥(93,567)	¥21,663	¥(71,904)

For the fiscal year ended March 31, 2013:
Unrealized gain (loss) on securities	¥224,146	¥(77,297)	¥146,849
Unrealized gain (loss) on derivative instruments	(4,859)	103	(4,756)
Foreign currency translation adjustments	136,200	(21,461)	114,739
Pension liability adjustments	49,382	(12,924)	36,458

Other comprehensive income (loss)	¥404,869	¥(111,579)	¥293,290

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.     Fair Value Measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3—Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2013 are as follows:

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

There were no transfers between Level 1 and Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥94,592	¥94,482	¥110	¥—
Foreign equity securities	439,089	439,089	—	—
Domestic debt securities	31,125	5,023	22,629	3,473
Foreign debt securities	17,371	5	17,366	—
Derivatives:
Forward exchange contracts	737	—	737	—
Interest rate swap agreements	96	—	96	—
Currency swap agreements	21,905	—	21,905	—

Liabilities
Derivatives:
Forward exchange contracts	652	—	652	—
Interest rate swap agreements	1,972	—	1,972	—
Currency swap agreements	277	—	277	—
Currency option agreements	¥369	¥—	¥369	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities—

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives—

Derivatives comprised forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2012 and 2013 are as follows:

	2012
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥1,896	¥—	¥—	¥1,896	¥1,015
Cost method investments	418	—	—	418	1,153
Goodwill	5,103	—	—	5,103	4,764
Long-lived assets	5,014	—	—	5,014	9,555

	2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥1,585	¥—	¥—	¥1,585	¥538
Investments in affiliated companies	132,010	—	—	132,010	25,913
Cost method investments	313	—	—	313	1,287
Goodwill	13,500	—	—	13,500	30,323
Long-lived assets	2,418	—	—	2,418	5,416

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Real estate—

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down to its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified as Level 3.

Real estate in the table above includes that transferred from inventories to property, plant and equipment as a result of a change in use or sold to others after measuring fair value.

Investments in affiliated companies

The fair value of investments in affiliated companies that are impaired as a result of an other than temporary decline in value are measured at fair value based on the discounted cash flow method using unobservable inputs, which resulted in a classification of such investments as Level 3 investments. The discount rate used for the weighted average cost of capital amounted to 11.3%-15.9%.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost method investments—

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, if active market prices of similar assets are available, fair value is measured by quoted prices for similar assets, which is classified as Level 2. If active market prices of similar assets are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3.

Goodwill—

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projections, which are classified as Level 3. For the fiscal year ended March 31, 2013, the weighted average cost of capital and the permanent growth rate amounted to 11.0% and 3.0%, respectively. For segment information related to goodwill impairments, see note 8.

Long-lived assets—

If the carrying amount of a long-lived asset is evaluated to be unrecoverable, the long-lived asset is written down to its fair value. In measuring fair value of such long-lived assets, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3. The discount rate used for the weighted average cost of capital amounted to 4.2%-5.0%.

15.    Segment and geographic information:

Operating segments are components of the NTT Group that 1) engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenue:

Year Ended March 31	2011	2012	2013
	Millions of yen
Operating revenue:
Regional communications business—
External customers	¥3,529,551	¥3,306,656	¥3,203,926
Intersegment	497,657	458,115	454,291

Total	4,027,208	3,764,771	3,658,217
Long distance and international communications business—(*)
External customers	1,223,429	1,573,150	1,554,706
Intersegment	109,223	105,506	103,241

Total	1,332,652	1,678,656	1,657,947
Mobile communications business—
External customers	4,191,795	4,211,099	4,431,032
Intersegment	32,478	28,904	39,090

Total	4,224,273	4,240,003	4,470,122
Data communications business—
External customers	1,031,107	1,108,212	1,154,143
Intersegment	132,081	143,598	149,373

Total	1,163,188	1,251,810	1,303,516
Other—
External customers	329,121	308,245	356,933
Intersegment	791,146	780,794	900,644

Total	1,120,267	1,089,039	1,257,577
Elimination	(1,562,585)	(1,516,917)	(1,646,639)

Consolidated operating revenue	¥10,305,003	¥10,507,362	¥10,700,740

(*)	The operating revenues (External customers and Total) for the long-distance and international communications business segment for the fiscal year ended March 31, 2012 and 2013 include Dimension Data’s operating revenues of ¥465,729 million and ¥461,559 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2011	2012	2013
	Millions of yen
Segment profit:
Regional communications business	¥127,252	¥86,906	¥92,515
Long distance and international communications business	97,089	116,669	121,293
Mobile communications business	839,102	876,406	836,446
Data communications business	76,978	71,542	85,818
Other	44,857	56,857	53,576

Total segment profit	1,185,278	1,208,380	1,189,648
Elimination	29,631	14,586	12,320

Consolidated operating income	1,214,909	1,222,966	1,201,968
Other income	73,829	103,737	96,448
Other expenses	112,941	87,373	97,317

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,175,797	¥1,239,330	¥1,201,099

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥77	¥93	¥153
Long distance and international communications business	432	900	594
Mobile communications business	(9,913)	(14,231)	(22,091)
Data communications business	91	27	96
Other	10,983	10,225	11,117

Consolidated total	¥1,670	¥(2,986)	¥(10,131)

Segment assets:

As of March 31	2011	2012	2013
	Millions of yen
Segment Assets:
Regional communications business	¥7,659,004	¥7,456,797	¥7,334,964
Long distance and international communications business	1,770,589	1,770,522	1,934,211
Mobile communications business	6,945,024	7,090,883	7,518,323
Data communications business	1,502,352	1,515,686	1,597,446
Other	10,009,775	9,924,722	10,283,920

Total segment assets	27,886,744	27,758,610	28,668,864
Elimination	(8,221,148)	(8,368,911)	(9,015,175)

Consolidated total assets	¥19,665,596	¥19,389,699	¥19,653,689

(Note)	Elimination includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See note 8.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2011	2012	2013
	Millions of yen
Depreciation and amortization:
Regional communications business	¥847,483	¥816,307	¥794,192
Long distance and international communications business	134,423	137,176	142,309
Mobile communications business	698,690	688,518	701,658
Data communications business	148,404	140,075	137,961
Other	127,419	122,728	117,505

Total segment	1,956,419	1,904,804	1,893,625
Elimination	6,115	5,894	5,620

Consolidated total	¥1,962,534	¥1,910,698	¥1,899,245

Capital investments for segment assets:
Regional communications business	¥806,953	¥811,803	¥785,929
Long distance and international communications business	135,452	152,348	147,503
Mobile communications business	668,476	726,833	753,660
Data communications business	139,070	133,966	122,113
Other	120,155	121,660	160,770

Consolidated total	¥1,870,106	¥1,946,610	¥1,969,975

Point program expenses:
Regional communications business	¥7,760	¥5,615	¥5,801
Long distance and international communications business	2,145	2,166	1,321
Mobile communications business	126,847	95,790	74,651

Consolidated total	¥136,752	¥103,571	¥81,773

Goodwill impairment losses:
Long distance and international communications business	¥—	¥—	¥23,042
Mobile communications business	—	—	7,281
Data communications business	1,912	4,764	—

Consolidated total	¥1,912	¥4,764	¥30,323

The capital investments in the above table represent the additions to fixed assets of each segment.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenue less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue and tangible long-lived assets attributable to customers and operations outside of Japan.

There have been no operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2011, 2012 and 2013.

Due to the impact of the Great East Japan Earthquake which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, were damaged. For the fiscal year ended

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2012 and 2013 were as follows:

Class of property	2012	2013
	Millions of yen
Buildings	¥8,339	¥9,938
Machinery, vehicles and tools	91,773	81,497
Accumulated depreciation	(57,293)	(49,847)

Total	¥42,819	¥41,588

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2013 are as follows:

Year ending March 31	Millions of yen
2014	¥19,661
2015	15,372
2016	11,343
2017	7,493
2018	4,109
Thereafter	7,229

Total minimum lease payments	65,207
Less—Amount representing interest	(12,585)

Present value of net minimum lease payments	52,622
Less—Current obligation	(16,368)

Long-term capital lease obligations	¥36,254

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥204,999 million, ¥223,811 million and ¥227,024 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2013 are as follows.

Year ending March 31	Millions of yen
2014	¥20,936
2015	16,707
2016	11,833
2017	9,250
2018	8,020
Thereafter	17,011

Total	¥83,757

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2011, 2012 and 2013 were ¥268,221 million, ¥267,853 million and ¥269,192 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥90,977 million, ¥94,821 million and ¥104,209 million, which are included in the selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

18.    Subsidiary stock transactions:

For the fiscal year ended March 31, 2011, NTT DOCOMO repurchased a total of 138,141 shares of its stock for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.4% to 66.7%. “Additional paid-in capital” increased by ¥1,964 million in the consolidated balance sheet as of March 31, 2011 as a result of the repurchases. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests since April 2009.

19.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2011, 2012 and 2013 were losses of ¥17,424 million, ¥1,535 million and a gain of ¥3,250million, respectively, and are included in “Other, net” in the consolidated statements of income. Foreign currency exchange loss for the fiscal year ended March 31, 2011 is mainly attributable to the derivative contract to manage the foreign exchange risk associated with overseas investments.

20.    Financial instruments:

Derivative instruments and, hedging activities—

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Fair Value Hedge—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥1,287 million at March 31, 2012. As discussed in note 9, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as, fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as, fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the fiscal year ended March 31, 2011, 2012 and 2013 were as follows:

	2011
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,647)	¥1,647

	2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,650)	¥1,650

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(0)	¥0

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for all periods presented. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in note 9, NTT Group has foreign currency exposures related to its long-term debt denominated in currencies other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in note 9, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay-fixed/receive-floating interest rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as, cash flow hedges are recorded in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For all periods presented, these cash flow hedges were effective and the amount representing the ineffectiveness of the hedges was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges.

The notional principal amounts of cash flow hedges at March 31, 2012 and 2013 were as follows:

	2012	2013
	Millions of yen
Forward exchange contracts	¥13,059	¥10,545
Interest rate swap agreements	124,280	97,686
Currency swap agreements	¥77,966	¥152,204

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2012 and 2013 were as follows:

	2012	2013
	Millions of yen
Forward exchange contracts	¥(294)	¥(472)
Interest rate swap agreements	(822)	(1,327)
Currency swap agreements	350	2,158

Total	¥(766)	¥359

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into earnings for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Consolidated statements of income item	2011	2012	2013
		Millions of yen
Forward exchange contracts	Other, net	¥(114)	¥(264)	¥32
Interest rate swap agreements	Other, net	(654)	(1,173)	(914)
Currency swap agreements	Other, net	1,919	604	3,362

Total		¥1,150	¥(833)	¥2,480

As of March 31, 2013, approximately ¥967 million of deferred net income on derivative instruments in accumulated other comprehensive income (loss) are expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements and Currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2012 and 2013 were as follows:

	2012	2013
	Millions of yen
Forward exchange contracts	¥52,253	¥49,367
Interest rate swap agreements	89,376	306,162
Currency swap agreements	288	147
Currency option agreements	7,520	17,728

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Consolidated statements of income item	2011	2012	2013
		Millions of yen
Forward exchange contracts	Other, net	¥(4,815)	¥1,254	¥(815)
Interest rate swap agreements	Other, net	74	(118)	152
Currency swap agreements	Other, net	(14)	30	(34)
Currency option agreements	Other, net	(3,426)	763	727

Total		(8,181)	1,929	30

Changes in the fair value of the derivatives for the fiscal year ended March 31, 2011 in the table above include forward exchange contracts and call option agreements entered into to manage the foreign exchange risk associated with overseas investments.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

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

	2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥4,166,783	¥4,386,409	¥3,937,935	¥4,178,710

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group, which is classified as Level 2.

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31, 2012 and 2013 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2012	2013
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥76	¥202
Interest rate swap agreements
Other assets	153	4
Currency swap agreements
Prepaid expenses and other current assets	1,809	1
Other assets	321	21,902

Subtotal	2,359	22,109

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	822	518
Other assets	22	18
Interest rate swap agreements
Other assets	—	92
Currency swap agreements
Prepaid expenses and other current assets	—	1
Other assets	30	—

Subtotal	874	629

Total	¥3,233	¥22,738

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2012	2013
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥304	¥10
Interest rate swap agreements
Other (Current liabilities)	248	196
Other (Long-term liabilities)	728	1,135
Currency swap agreements
Other (Current liabilities)	1,769	3
Other (Long-term liabilities)	—	269

Subtotal	3,049	1,613

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	609	540
Other (Long-term liabilities)	82	101
Interest rate swap agreements
Other (Current liabilities)	168	53
Other (Long-term liabilities)	533	588
Currency swap agreements
Other (Current liabilities)	—	5
Currency option agreements
Other (Current liabilities)	235	40
Other (Long-term liabilities)	861	329

Subtotal	2,488	1,656

Total	¥5,537	¥3,269

Contingent features in derivative instruments—

At March 31, 2013, NTT Group had no material derivative instruments that contain credit risk-related contingent features which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2013.

21.    Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Rollforward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2012 and 2013 are as follows:

	2012
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2011	¥7,593	¥26,391	¥12,091	¥4,877	¥73	¥51,025
Provision	3,568	(5,924)	(1,238)	2,546	59	(989)
Charge off	(3,688)	(3,673)	(2,481)	(2,740)	(54)	(12,636)
Balance at March 31, 2012	7,473	16,794	8,372	4,683	78	37,400
collectively evaluated for impairment	6,439	7,686	3,935	4,683	6	22,749
individually evaluated for impairment	1,034	9,108	4,437	—	72	14,651
Financing receivable:
Balance at March 31, 2012	336,980	375,506	65,564	223,821	1,439	1,003,310
collectively evaluated for impairment	335,597	363,345	57,233	223,821	1,367	981,363
individually evaluated for impairment	1,383	12,161	8,331	—	72	21,947

	2013
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	2,900	(2,967)	(1,957)	2,132	29	137
Charge off	(3,558)	(2,547)	(285)	(3,428)	—	(9,818)
Recovery	14	143	24	3	—	184
Balance at March 31, 2013	6,829	11,423	6,154	3,390	107	27,903
collectively evaluated for impairment	6,275	4,375	1,002	3,390	3	15,045
individually evaluated for impairment	554	7,048	5,152	—	104	12,858
Financing receivable:
Balance at March 31, 2013	574,375	347,417	92,624	239,529	442	1,254,387
collectively evaluated for impairment	573,698	338,046	84,294	239,529	338	1,235,905
individually evaluated for impairment	677	9,371	8,330	—	104	18,482

Among financing receivables, the main receivables held by the financial subsidiaries are recognized as being in arrears on the basis of time passed since the payment date. Financing receivables determined to have no prospects for collecting contractual interest on the basis of past due date and other factors are no longer recorded as accruing interest.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables on nonaccrual status at March 31, 2012 and 2013 are as follows:

	2012	2013
	Millions of yen
Installment sales receivable	¥434	¥320
Lease receivable	8,922	7,239
Loans receivable	9,251	9,035
Credit receivable	1,342	848
Others	74	240

Total	¥20,023	¥17,682

NTT determines the credit quality of financing receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financing receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2012 and 2013 are as follows:

	2012
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥330,976	¥1,576	¥4,428	¥336,980	¥186
Lease receivable	400,128	3,453	10,368	413,949	1,447
Credit receivable	219,617	2,943	1,342	223,902	—
Others	2,191	5	69	2,265	—

Total	¥952,912	¥7,977	¥16,207	¥977,096	¥1,633

		2012
		Performing	Nonperforming	Total	Past due and accruing
		Current	Past due
		Millions of yen
Loans receivable		¥196,056	¥9,372	¥205,428	¥—

	2013
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥569,533	¥1,610	¥3,232	¥574,375	¥649
Lease receivable	381,643	4,429	8,265	394,337	1,026
Credit receivable	236,375	2,306	848	239,529	—
Others	1,883	—	56	1,939	—

Total	¥1,189,434	¥8,345	¥12,401	¥1,210,180	¥1,675

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥227,050	¥8,672	¥235,722	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2012 and 2013 are as follows:

	2012
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥9,071	¥5,236	¥9,071	¥10,405
With no related allowance recorded	¥5	¥—	¥56	¥20

	2013
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥8,337	¥5,281	¥8,337	¥8,584
With no related allowance recorded	¥6	¥—	¥459	¥5

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2013, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2014	¥346,677
2015	34,691
2016	4,982
2017	1,434
2018	1,099
Thereafter	2,538

Total	¥391,421

Contingent liabilities at March 31, 2013 for loans guaranteed, among other things, amounted to ¥40,949 million.

At March 31, 2013, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Business Combinations:

There were no significant business combinations for the fiscal year ended March 31, 2012 and 2013.

Business combinations for the fiscal year ended March 31, 2011 were mainly as follows.

Dimension Data—

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc, an English public limited company based in the Republic of South Africa whose shares were traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer, for ¥260,571 million. On December 13, 2010, Dimension Data become a wholly-owned subsidiary after NTT acquired the remaining 3.4% of the ordinary shares for ¥9,421 million.

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

Millions of yen
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	¥48,623
Notes and accounts receivable, trade	82,566
Current assets (other)	47,905
Property, plant and equipment	30,090
Other intangible assets	108,705
Other assets	18,047

Total assets acquired	335,936

Accounts payable, trade	48,321
Current liabilities (other)	107,733
Long-term liabilities	49,868

Total liabilities assumed	205,922

Total net assets acquired	130,014

Noncontrolling interest in Dimension Data	(20,931)
Goodwill	151,488

Acquisition cost	260,571

Amortizable intangible assets acquired of ¥85,521 million consist of customer-related assets having a weighted average useful life of eleven years. Non-amortizable intangible assets acquired of ¥23,170 million consist of trademarks for which useful lives cannot be determined.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Operating revenues, Operating income, Net income attributable to NTT and Earnings per share for the fiscal years ended March 31, 2011, on an unaudited pro forma basis as though Dimension Data and its subsidiaries had been consolidated as of April 1, 2009, were as follows:

Millions of yen
2011
Operating revenues	¥10,670,714
Operating income	1,225,016
Net income attributable to NTT	514,881
Earnings per share (Yen)	389.13

Keane—

On December 31, 2010, NTT DATA completed its business combination with Keane International Inc., a U.S. based company, for total cash consideration of ¥95,342 million, and Keane became a wholly owned subsidiary of NTT DATA. This acquisition is expected to enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. This business combination has been accounted for by applying the acquisition method. The fair values of the assets acquired and liabilities assumed, as well as the resulting goodwill recognized as of the acquisition date were ¥74,786 million, ¥60,843 million and ¥81,399 million, respectively. Certain required disclosures such as pro forma information are not provided due to the immateriality of this business combination. Due to the integration and reorganization of business at NTT DATA group companies in North America, Keane International, Inc. changed its name to NTT DATA International Services, Inc. on January 31, 2012.

24.    Subsequent events:

Please see note 13 regarding NTT’s repurchase of its common stock.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2011:
Allowance for doubtful accounts	¥41,092	¥30,282	¥(25,467)	¥45,907

Fiscal year ended March 31, 2012:
Allowance for doubtful accounts	¥45,907	¥29,840	¥(27,391)	¥48,356

Fiscal year ended March 31, 2013:
Allowance for doubtful accounts	¥48,356	¥24,701	¥(28,096)	¥44,961

*1:	Primarily amounts written off.

		Additions
	Balance at beginning of period	Charged to expenses	Charged to other Accounts(*1)	Deductions(*2)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2011:
Valuation allowance—Deferred tax assets	¥265,850	¥19,985	¥28,511	¥(39,787)	¥274,559

Fiscal year ended March 31, 2012:
Valuation allowance—Deferred tax assets	¥274,559	¥8,165	¥11,651	¥(52,217)	¥242,158

Fiscal year ended March 31, 2013:
Valuation allowance—Deferred tax assets	¥242,158	¥19,287	¥12,920	¥(20,672)	¥253,693

*1:	Charged to other Accounts of Additions in the table above mainly consist of subsidiaries acquired in purchase business combinations and foreign currency translation adjustments.
*2:	Deductions in the table above mainly consist of realization or expiration of operating loss carryforwards.