Form 20-F
period 2014-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2014-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

Commission file number 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in its Charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of Registrant’s Name into English)

JAPAN

(Jurisdiction of Incorporation or Organization)

OTEMACHI FIRST SQUARE, EAST TOWER, 5-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of Principal Executive Offices)

TAKASHI HIROI

OTEMACHI FIRST SQUARE, EAST TOWER, 5-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-8116 JAPAN

TEL: +81(3)6838-5481

FACSIMILE NUMBER: +81(3)6838-5499

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

Common stock	1,110,046,428 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	46

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	92

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	100

ITEM	8	—	FINANCIAL INFORMATION	102

ITEM	9	—	THE OFFER AND LISTING	102

ITEM	10	—	ADDITIONAL INFORMATION	104

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	118

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	120

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	122

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	122

ITEM	15	—	CONTROLS AND PROCEDURES	122

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	123

ITEM	16B	—	CODE OF ETHICS	123

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	123

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	124

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	125

ITEM	16F	—	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	125

ITEM	16G	—	CORPORATE GOVERNANCE	125

ITEM	16H	—	MINE SAFETY DISCLOSURE	126

PART III

ITEM	17	—	FINANCIAL STATEMENTS	127

ITEM	18	—	FINANCIAL STATEMENTS	127

ITEM	19	—	EXHIBITS	127

			SIGNATURES	128

i

In this annual report, except as otherwise specified, “NTT” refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the “registrant”), “NTT Group” refers to NTT, its subsidiaries and its affiliated companies and any of their respective predecessors in business, and “NTT Public” refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985. “NTT East,” “NTT West” and “NTT Communications” refer to NTT’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, respectively. In addition, “Dimension Data” refers to Dimension Data Holdings plc, “NTT Plala” refers to NTT Plala Inc., “NTT DOCOMO” refers to NTT DOCOMO, INC., “NTT DATA” refers to NTT DATA CORPORATION, “NTT Urban Development” refers to NTT URBAN DEVELOPMENT CORPORATION, “NTT Finance” refers to NTT FINANCE CORPORATION and “NTT FACILITIES” refers to NTT FACILITIES, INC. The Government of Japan is sometimes referred to herein as the “Government.”

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2010 through 2014 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2013 and 2014, and for each of the three fiscal years ended March 31, 2012, 2013 and 2014, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	Years ended March 31,
	2010	2011	2012	2013	2014
	(in millions of yen)
Operating revenues	¥10,181,376	¥10,305,003	¥10,507,362	¥10,700,740	¥10,925,174
Operating expenses	9,063,683	9,090,094	9,284,396	9,498,772	9,711,521

Operating income	1,117,693	1,214,909	1,222,966	1,201,968	1,213,653
Other income (expenses)*	2,378	(39,112)	16,364	(4,321)	80,542

Income before income taxes and equity in earnings (losses) of affiliated companies*	1,120,071	1,175,797	1,239,330	1,197,647	1,294,195
Income tax expenses*	452,949	474,595	583,227	473,954	486,546
Equity in earnings (losses) of affiliated companies*	14,742	673	(7,552)	(16,093)	(50,792)
Net income*	681,864	701,875	648,551	707,600	756,857

Less—Net income attributable to noncontrolling interests	189,598	192,246	180,850	185,668	171,384

Net income attributable to NTT*	¥492,266	¥509,629	¥467,701	¥521,932	¥585,473

	2010	2011	2012	2013	2014
	(in yen, except share amounts)
Per Share of common stock:
Net income attributable to NTT*	¥372.01	¥385.16	¥366.67	¥430.68	¥509.21
Cash dividends, applicable to earnings for the year	¥120.00	¥120.00	¥140.00	¥160.00	¥170.00
Average number of Shares outstanding	1,323,262,483	1,323,173,389	1,275,519,400	1,211,880,769	1,149,758,214

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” “Net income attributable to NTT” and “Net income attributable to NTT Per Share of common stock” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 6 to the Consolidated Financial Statements.

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	As of March 31,
	2010	2011	2012	2013	2014
	(in millions of yen)
Current assets	¥4,245,699	¥4,770,297	¥4,711,931	¥4,669,288	¥4,861,011
Property, plant and equipment (net)	10,057,546	9,900,640	9,806,356	9,776,687	9,839,688
Total assets*	18,939,055	19,665,596	19,389,699	19,549,067	20,284,949
Current liabilities	3,588,310	3,689,072	3,494,253	3,499,389	3,676,824
Long-term liabilities	5,579,866	5,895,592	5,847,717	5,527,675	5,657,407
Capital stock (common stock plus additional paid-in capital)	3,776,877	3,771,979	3,770,115	3,765,562	3,764,960
NTT shareholders’ equity*	7,788,153	8,020,734	7,882,587	8,231,439	8,511,354
Total equity*	¥9,770,879	¥10,080,932	¥10,047,729	¥10,522,003	¥10,924,806

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Total assets,” “NTT shareholders’ equity” and “Total equity” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 6 to the Consolidated Financial Statements.

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since its founding in 1985. NTT’s board of directors recommends a year-end dividend, which is subject to approval by shareholders at the ordinary general meeting of shareholders required to be held in June of each year, and by the Minister of Internal Affairs and Communications (the “Minister”). Immediately following such approvals, NTT distributes dividends to holders of record as of the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or, with shareholder approval, in kind. In addition to year-end dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 of each year (interim dividends) provided that approvals are granted by its board of directors and the Minister.

For NTT’s dividend policy, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and board of director (interim dividend) approval dates, as applicable, payment dates and amount of dividends paid by NTT (expressed in Japanese yen and the U.S. dollar equivalents, which were calculated based on the Noon Buying Rate (as defined below under “—Exchange Rate Information”) for Japanese yen on the last date of each period set forth below) for each of the six-month periods indicated.

Record Date/Six Months Ended	Approval Date	Payment Date	Dividends per Share	Dividends per Share
			(in yen)	(in U.S. dollars)
September 30, 2009	November 9, 2009	December 10, 2009	¥60	$0.67
March 31, 2010	June 24, 2010	June 25, 2010	¥60	$0.64
September 30, 2010	November 9, 2010	December 13, 2010	¥60	$0.72
March 31, 2011	June 23, 2011	June 24, 2011	¥60	$0.72
September 30, 2011	November 9, 2011	December 12, 2011	¥70	$0.91
March 31, 2012	June 22, 2012	June 25, 2012	¥70	$0.85
September 30, 2012	November 8, 2012	December 10, 2012	¥80	$1.03
March 31, 2013	June 25, 2013	June 26, 2013	¥80	$0.85
September 30, 2013	November 8, 2013	December 9, 2013	¥80	$0.81
March 31, 2014	June 26, 2014	June 27, 2014	¥90	$0.87

See Note 13 to the Consolidated Financial Statements for a discussion of the Companies Act of Japan (the “Companies Act”) with respect to dividends.

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

On June 13, 2014, the Noon Buying Rate was US$1 = ¥102.06.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Fiscal Years Ended March 31	High(1)	Low(1)	Average(2)	Period end(3)
	(yen per dollar)
2010	98.76	86.12	92.49	93.40
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98

Months of 2014	High(4)	Low(4)	Average(5)	Period end(6)
January	104.87	102.20	103.76	102.28
February	102.71	101.11	102.13	102.08
March	103.38	101.36	102.34	102.98
April	103.94	101.43	102.46	102.14
May	102.34	101.26	101.77	101.77
June (through June 13, 2014)	102.69	101.83	102.31	102.06

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

Risks associated with the business environment and NTT Group’s corresponding business strategies

NTT Group’s business may be affected by both the global and Japanese economic situation.

NTT Group has operations all over the world, including Japan, North America, Latin America, Europe, Africa, the Middle East, Asia and Oceania. An economic slowdown or deceleration in the economic growth of any of these countries and regions may have an adverse effect on the demand for the services that NTT Group provides or on its operations. Although the proportion of NTT Group’s overseas business is growing, the majority of its business revenues are derived from its business in Japan, and as a result, NTT Group’s financial condition and results of operations may be heavily influenced by the state of the Japanese economy.

Of all of NTT Group’s businesses, there is a tendency in the solutions business in particular for customers to curb their IT investment when an economic slowdown results in a decline in corporate revenues, by requiring cost reductions in IT investment and more stringent evaluations of IT investment results. This may lead to declines in the sales prices and the volume of orders for systems and services provided by NTT Group.

In the finance business, an economic slowdown may adversely affect the economic circumstances of NTT Group companies’ counterparties more than anticipated by NTT’s credit management predictions. This may lead to unrecoverable loans, which would affect NTT Group’s financial condition and results of operations.

In the real estate business, there is a possibility that demand in the real estate leasing market or, as has historically been the case, the apartment sales market will decline as a result of an economic slowdown, which could reduce the profitability of real estate investments and adversely impact NTT Group’s financial condition and results of operations.

NTT Group evaluates various means of capital procurement, including issuing corporate bonds and obtaining loans, and is working toward securing low-interest financing and stable sources of capital. However, fluctuations in the financial markets may make it more difficult for NTT Group to access the capital markets or otherwise secure the funds necessary for business activities. In addition, NTT Group owns investment securities and other investment assets. If their asset value were to decline because of a recession in the stock and other financial markets, the resulting impairment losses may adversely affect NTT Group’s results of operations. NTT Group pension investments may also be adversely affected by the effect of a weakening economy on the capital markets.

NTT Group’s market share and revenues may suffer from changes in market structure and increased competition.

With the growing popularity of smart phones, tablets and high-speed wireless broadband services, including Long-Term Evolution (“LTE”) (a wireless communication standard characterized by high speed, high capacity, the efficient use of signals and low latency, with specifications formulated by the 3rd Generation Partnership Project), the use of cloud services is expanding. At the same time, the structure of the telecommunications services market is changing dramatically as various new stakeholders join telecommunications companies in the market, services provided by over-the-top content (“OTT”) (a content distribution service utilizing other companies’ communications infrastructure, allowing a service provider to distribute services without owning its own communications infrastructure) providers expand, and competition increases on a global level. Competition remains active among telecommunications providers over charges and services, and the competitive environment in which NTT Group operates is becoming more rigorous. If NTT Group is unable to respond appropriately to increased competition and other changes in the structure of the telecommunications market, its market share and earnings may decline.

In the fixed-line communications field, the use of fixed-line communications has decreased as a result of the growth of the mobile communications market. In the area of fixed voice communications services, the diversification of communication methods due to the spread of mobile phones and applications has resulted in a decrease in the number of telephone subscription contracts and INS-Net services provided by NTT Group and a decline in fixed voice revenues. A decrease in the number of NTT Group users could have an adverse effect on its financial condition and results of operations.

In both the corporate and residential markets, fiber-optic internet protocol (“IP”) telephone services that permit the continued use of conventional fixed-line telephone numbers have grown in popularity. Although NTT Group is working to increase the number of subscribers for its IP telephone services, NTT Group expects that the migration of customers to these IP services will have a negative effect on the profitability of conventional fixed-line telephone services. NTT Group expects that increased revenues from the proliferation of its fiber-optic and broadband services as well as cost reductions will mitigate any adverse impact on its fixed-line telephone services. However, if revenues in these areas do not increase as anticipated, NTT Group’s earnings and expenses may be adversely affected.

NTT Group announced its migration plan from existing PSTN networks to the Next Generation Network (the “NGN”) in November 2010. However, if the migration to the NGN does not progress as anticipated, the costs required to maintain duplicative facilities for a prolonged period and other temporary costs may adversely affect NTT Group’s financial condition and results of operations.

Growth in fixed broadband services is slowing as the rate of penetration increases and the market matures. At the same time, competition among telecommunications providers has intensified, particularly in metropolitan areas. Consequently, there is a possibility that NTT’s market share will decline, the rate of new subscriber acquisition will slow, and the costs required to acquire and maintain customers will increase. In addition, as a result of the increasing speeds of wireless and broadband services, such as LTE, customers, particularly young adults, are shifting to smartphones and other mobile devices as their sole method of communications. The use of NTT Group’s fixed voice communication services may decline as a result, which may have an adverse effect on NTT Group’s financial condition and results of operations.

In the mobile communications market, intense competition with other service providers continues with respect to charges (including handset prices), network quality, and the provision of services. In addition, competition resulting from structural changes in the market, including competition with free or low-cost communications services provided by OTT businesses, as well as the expansion of mobile virtual network operators (which provide wireless communications services over networks to which they gain access by paying mobile network operators for use of their infrastructure), is increasing.

Under these market conditions, the number of subscribers that NTT Group acquires or retains may decline, while the costs required to acquire or retain subscribers may increase. In this competitive market environment, in order to provide more advanced and wide-ranging services and increase customer convenience, NTT Group has provided a variety of new rate plans and services and has revised its rate structure. However, there can be no assurance that these measures will enable NTT Group to acquire new subscribers or maintain existing subscription levels. If the subscription rate for various rate plans and discount services decreases or the trend of subscribers using and switching to flat-rate services increases, NTT Group’s average revenue per unit (“ARPU”)

may decrease. Moreover, an expansion in the rate or availability of discount programs, while potentially attracting subscribers, may also result in downward pressure on operating profits. The foregoing factors may have an adverse effect on NTT Group’s financial condition and results of operations.

NTT expects the solutions business to be a major area of growth in the information services market, and hardware vendors and other players are focused on this business. Moreover, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition. The intensification of competition resulting from competitors’ aggressive market entry may have an adverse effect on NTT Group’s financial condition and results of operations.

NTT Group’s growth in new areas and expansion of various services may be lower than anticipated.

In addition to its existing business initiatives, NTT Group has been working to enter into new business areas and generate new business models. However, if, for a variety of reasons, these new business areas do not grow or these new business models do not progress as expected, this may adversely affect NTT Group’s financial condition and results of operations.

NTT Group expects its Global Cloud services to be a driver of growth and the cornerstone of its business in the future. NTT Group is currently engaged in various initiatives in line with the expansion and development of this business. In addition to establishing North American R&D facilities aimed at increasing service development potential, NTT Group is working to enhance its ability to provide services and infrastructure through corporate acquisitions and the construction of new data centers. However, it is possible that the domestic and international cloud market, as well as related services and infrastructure provision, will not grow as expected, which may have an adverse effect on NTT Group’s financial condition and results of operations. If competition in the cloud market intensifies, it is possible that this business may be less profitable than expected, and NTT Group’s share of this market may be smaller than expected. In such an environment, revenues may not increase as currently anticipated.

In the fixed-line communications business, NTT Group is promoting initiatives to expand its content applications business, including video distribution services and public sector information and communications technology (“ICT”) use, including in medicine, education and government. However, if these businesses fail to grow, NTT Group may not achieve the revenue increases that it anticipates. Further, in addition to their traditional business model of providing fiber-optic access services directly to end users, NTT East and NTT West plan to provide these services to a variety of players. Pursuant to this new business model, each player will combine NTT fiber-optic access services with its own services to then provide these services to end users. However, the extent to which NTT Group is able to progress this new business model may impact its financial condition and results of operations.

In the mobile communications business, NTT Group is working to increase revenues by expanding into new business areas resulting from the convergence of service areas such as mobile communications/media content, finance/account settlement, commerce, medical/healthcare, machine to machine (“M2M”), environment/ecology and education/learning. Nevertheless, the partners NTT relies on to provide the operating systems, applications and content necessary to engage in these businesses may not cooperate or collaborate as expected or on acceptable terms, or such new services may fail to meet NTT’s expectations in terms of scheduling, costs, customer demand and appeal. In addition, the various services that NTT DOCOMO currently offers and may offer in the future may be insufficient, or insufficiently attractive, to maintain NTT DOCOMO’s current subscribers or attract new subscribers. Any of these outcomes could have an adverse impact on NTT Group’s financial condition and results of operations.

NTT Group’s international and domestic investments, acquisitions, alliances and collaborations directed at strategic business areas may not be successful, or NTT Group may be unable to exert the necessary control over its investments.

NTT Group actively engages in joint ventures, alliances and collaborations, both domestically and overseas, as well as acquisitions and other strategic investments in order to enhance its business competitiveness in respond to customers’ needs. However, NTT Group may not be able to maintain or enhance the value or financial performance of the domestic or overseas operations in which it has invested or agreed to invest or that it has acquired, or achieve sufficient synergies with these operations. In addition, NTT Group could suffer potential losses resulting from the dissolution or disposition of investments, partnerships or other cooperative initiatives.

Over the past few years, NTT Group has proactively strived to strengthen its Global Cloud services business through business acquisitions and the expansion of foreign subsidiaries. NTT Group has established a “Global Strategy Committee,” “Global HR Committee” and a “Global R&D Committee” consisting of representatives from group companies, including foreign subsidiaries, to strengthen the framework for promoting its global strategy, and is working to promote a common understanding of the group’s business strategy. However, the recent increase in the number of foreign subsidiaries within NTT Group may result in increased fragmentation within the group and render a common understanding difficult to achieve. It may be difficult or impossible for NTT to exert the control over its overseas subsidiaries necessary to oversee their business and operations. In addition, there is a risk that factors related to cross-border business, such as legal restrictions relating to investment and competition, differences in business customs, labor relations, and international politics, may pose challenges to NTT Group’s management of its overseas business activities. If such risks materialize, NTT Group’s results of operations and financial condition may be adversely affected.

For the reasons stated above, NTT Group’s global businesses may not expand as anticipated, or its business expansion may not be as profitable as anticipated, and NTT may record write-downs related to the impaired value of investments in future periods.

NTT Group may not achieve anticipated cost savings.

NTT Group is working to reduce costs in a variety of areas in order to strengthen the competitiveness of its network services, and intends to continue to reduce personnel- and equipment-related costs in its fixed-line communications business. In addition, NTT Group is promoting cost reductions by streamlining its sales-related expenses and reviewing its business operating structure to improve its overall operational efficiency. However, NTT Group may not achieve sufficient cost reductions if, for example, it needs to divert resources in order to address changes in the competitive environment or changes in the market environment due to an economic slowdown.

NTT Group is working to improve the operational efficiency of its networks, sales and services functions, research and development facilities and devices in its mobile communications business in order to strengthen its business structure. However, NTT Group may not be able to achieve expected cost reductions if operational efficiency does not progress as planned due to intensified competition with other carriers or changes in market conditions.

NTT Group also expects to achieve cost reductions by reducing capital expenditures on fiber-optic access and mobile communications networks by streamlining the laying of optical transmission lines and more efficiently constructing base stations. It also aims to reduce the total amount of capital expenditures as a percentage of operating revenues. However, there can be no assurance that NTT Group will be able to achieve such capital expenditure reductions. If NTT Group is unable to more efficiently deploy capital in order to reduce its capital expenditures as envisioned, due to such factors as the need for network capacity expansion in response to increased data traffic resulting from the spread of smartphones and other tablet devices and the migration to LTE, or the enhancement of data centers in conjunction with the development of cloud services, it is possible that capital expenditures will exceed expectations, which could have an adverse effect on NTT Group’s financial condition and results of operations.

Other international mobile service providers may not adopt or may discontinue use of technologies and frequency bands that are compatible with those used by NTT DOCOMO’s mobile communications systems, which could affect NTT Group’s ability to offer international services.

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

If a sufficient number of mobile service providers switch to other technologies, or if there is a delay in the introduction of compatible technologies, NTT DOCOMO may not be able to offer international roaming or other services as expected and may not be able to offer its subscribers the convenience of overseas services. In addition, it is possible that mobile standardization organizations will make changes to the standardized technologies that NTT DOCOMO adopts, which would require modifications to the handsets and networks that NTT DOCOMO uses. If this occurs, NTT DOCOMO cannot ensure that handset and network vendors will be able to modify their handsets and networks appropriately and promptly.

If compatible technologies do not develop as expected and NTT DOCOMO is unable to maintain or improve the quality of its overseas services or enjoy the benefits of global economies of scale, its sales may be adversely affected, which may have an adverse effect on NTT Group’s financial condition and results of operations.

NTT Group and its business partners rely on access to third-party intellectual property for the operation of their business, which may not be available on reasonable terms or at all. In addition, NTT Group may be liable for damages due to infringement of the intellectual property rights of other companies, and any inability to protect its own intellectual property rights could reduce its revenues and the value of its brand.

In order for NTT Group and its business partners to carry out their business operations, they need to obtain licenses and other rights to use the intellectual property and other rights of third parties. NTT Group and its business partners have entered into the necessary intellectual property licenses, and based on their experience as well as industry practice, NTT Group believes that it will continue to be able to obtain such licenses on reasonable terms. However, if NTT Group is unable to reach or maintain agreements with the holders of such rights on commercially acceptable terms or at all, NTT Group and its business partners may not be able to provide certain technologies, products or services to its customers.

Further, as NTT Group’s business continues to grow, particularly through overseas acquisitions, claims of intellectual property infringement and other claims against NTT Group, particularly by foreign corporations in jurisdictions where it has completed acquisitions, may increase as it develops new products, services and technologies, and acquires companies that may be subject to ongoing or future intellectual property litigation.

If NTT Group is subject to claims of infringement of intellectual property rights, it may be required to expend considerable time and costs to reach a resolution. If such claims are determined adversely to NTT Group, it may be required to pay substantial damages or royalties to third parties, or may be subject to a temporary or permanent injunction preventing certain NTT Group companies from offering certain products or services and required to develop non-infringing products or technologies, which could result in a loss of revenues from businesses related to such rights, which may in turn adversely affect NTT Group’s financial condition and results of operations.

Further, any improper use by third parties of NTT Group’s intellectual property and other rights could result in a decrease in NTT Group’s contemplated license revenues and compromise NTT Group’s competitive advantage.

Risks associated with business management

System and network disruptions and issues with system architecture as a result of natural disasters, software and hardware failure or cyberattacks may affect NTT Group’s financial condition and results of operations.

In order to provide fixed and mobile voice and data communications services to subscribers, NTT Group has deployed and maintains fixed-line subscriber telephone, fiber-optic access, W-CDMA and LTE networks nationwide. NTT Group has implemented a variety of measures with respect to its networks and systems in order to ensure safe and reliable services, including strengthening the durability and water resistance of exchange offices and re-assessing its transmission lines. However, there can be no assurance that natural disasters such as earthquakes, tsunamis, typhoons and floods, pandemics such as new strains of influenza, and other issues including software and hardware failure, cyberattacks, terrorism, armed action, regional conflict and various other events will not cause system and network failure or result in an inability to provide reliable services. In such an event, NTT Group’s financial condition and results of operations may be affected.

A large-scale disaster in particular could severely damage NTT Group’s telecommunications networks, which could take a long time to restore, and the resulting emergency electricity use restrictions could hinder NTT Group’s ability to provide reliable services. These events may adversely impact NTT Group’s reputation for reliability and its corporate image, as well as lead to reductions in income and substantial repair costs.

The number of NTT Group services and products that use advanced technology has increased, resulting in increased quality control risk. In particular, applications and other software that runs on smartphones and tablets contains elements which could increase the load on NTT Group’s network facilities beyond the level contemplated, such as communications applications that can secure or cut off connections, which cause an increase in control signals between devices and the network. While NTT Group is endeavoring to enhance quality and reliability by making capital investments in its network facilities to strengthen network resilience and to accelerate response time, if such traffic cannot be processed or a service or product of NTT Group has a defect or there is a human error, such as an error in equipment settings, NTT may be held liable for damages, and the reputation of NTT Group’s services and products may be affected.

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. As a responsible service provider in the information and communications industry, NTT Group is actively working on security countermeasures, but if an unforeseeable event occurs, it is possible that there will be cases of unauthorized access and virus infections, causing customers’ trust in NTT Group to diminish. Further, NTT DOCOMO’s mobile phones are equipped with various features, such as payment settlement functions, and NTT DOCOMO provides its own services as well as those of a number of other carriers on its mobile phones, which may increase the risk of malfunctions, defects, leaks of personal information from mobile phones and other issues caused by flaws or deficiencies in the services of such service providers.

NTT Group also provides and delivers systems and services to customers in the solutions business and there is a possibility that there could be disruptions and faults in these systems and services. Some of the systems and services provided by NTT Group constitute vital social infrastructure that significantly affects economic activities and daily life. In particular, if problems such as interruption, impairment, unauthorized access, virus infections and cyberattacks occur to these systems and services, in addition to the possible need to provide compensation for damages, NTT Group’s credibility and corporate image may suffer.

With respect to the solutions business, NTT Group generally assumes full contractual responsibility at all stages—from the receipt of orders to delivery to the building of systems and the delivery of such systems to clients. However, there is a possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

NTT’s reputation and credibility may be affected by fraud or misconduct in Japan or abroad, or by inappropriate use or leaks of confidential business information and personal information.

NTT Group is subject to a wide variety of related laws and regulations, as the scope of its business encompasses a variety of products and services both in Japan and abroad. As a result, some of NTT Group’s business activities require licenses, notifications, and permit approvals. In addition, NTT Group’s growing business operations outside of Japan may be subject to additional burdens stemming from, among other things, the local rules and regulations of the countries in which NTT operates, or the lack thereof, the unpredictable nature of commercial and judicial interpretations of such local laws, the adoption of new laws and the revision of existing laws.

NTT Group considers legal compliance to be an extremely important corporate responsibility and works to ensure thorough compliance and strengthen its compliance systems. In addition, in light of the recent tightening of bribery and anti-corruption laws in foreign countries, particularly the United States and the United Kingdom, NTT is working towards further strengthening its compliance systems. However, it may not always be possible to eliminate compliance and reputational risks, including, for example, in the case of an employee’s improper personal behavior. Such actions may adversely affect NTT’s reputation and credibility, which could adversely impact NTT Group’s financial conditions and results of operations.

In addition, in light of its position of responsibility in the telecommunications business, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including its customers’ personal information. NTT Group has also implemented the “NTT Group Information Security Policy,” which requires enhanced internal information management, training and awareness-raising for officers and employees, the distribution of relevant manuals and other measures intended to address the issue of protection of confidential information, including personal information. NTT Group expects to be able to ensure the proper management of confidential information in accordance with this policy. However, any leak or other misuse of confidential information may adversely affect NTT Group’s business, including its reputation and credibility, as well as NTT Group’s ability to obtain new subscribers or secure governmental contracts.

Misuse of products and services offered by NTT Group may have an adverse impact on NTT Group’s credibility and corporate image and could expose NTT Group to liability.

Inappropriate use of NTT Group’s products and services by users may adversely affect the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image, which may in turn affect NTT Group’s financial condition and results of operations.

For example, with respect to unsolicited bulk e-mails being sent through NTT DOCOMO’s e-mail services, including its “docomo-mail” service, “sp-mode” mail service, “i-mode” mail service and “Short Message Service,” despite NTT DOCOMO’s extensive efforts to address this issue by protecting its subscribers from incurring any economic disadvantage caused by unsolicited bulk e-mails, including notifying its subscribers via various brochures, providing unsolicited bulk e-mail filtering functions through its handsets and suspending the use of or terminating contracts with companies that distribute large amounts of such unsolicited bulk e-mails, the problem has not yet been eliminated. Any receipt by NTT DOCOMO’s subscribers of a large amount of unsolicited e-mail may adversely impact customer satisfaction and damage NTT DOCOMO’s corporate image, leading to a reduction in the number of “i-mode” and “sp-mode” subscriptions.

Further, there has been a wide range of debate regarding issues such as the potential negative impact caused by minors’ access to illegal or harmful websites, and the effectiveness of filtering services intended to restrict minors from accessing such harmful sites. These issues may similarly damage NTT DOCOMO’s corporate image.

Rental mobile phones are frequently used in mobile phone-related crimes, such as bank transfer scams. To combat such misuse, NTT DOCOMO has implemented measures (including refusing to provide services) pursuant to the Improper Use Prevention Act in response to mobile phone rental companies who violate such Act by, for example, not verifying the identity of the customers to whom they rent their mobile phones. However, it is possible that, if such criminal usage increases, mobile phones may come to be regarded as a social problem, which may lead to an increase in subscription cancellations or other adverse effects.

In addition, as handsets and services become more sophisticated, new issues may arise when subscribers are charged higher fees for packet transmission than they are aware of as a result of using handsets without fully recognizing the extent of their use of packet transmission in terms of frequency and volume. There are also concerns over the increase in accidents caused by the use of mobile phones while operating vehicles or bicycles as well as issues with the increasing incidence of problems caused by the use of mobile phones while walking. In addition, there are issues concerning the high fees charged for the excess use of paid content by subscribers and, in conjunction with the spread of smartphones, the leaking of private information by fraudulent applications (software) on the Internet.

NTT Group believes that it has properly addressed these social issues by providing services such as filtering functions and restricting sites that can be accessed by an age verification system, as well as mobile phones designed specifically for young people, but it is not certain whether NTT Group will be able to continue to carry out proper measures in the future. If NTT Group is unable to address these issues in an appropriate manner, this may result in an increasing number of cancellations among current subscribers and an inability to acquire the anticipated number of new subscribers, which may impact NTT Group’s financial condition and results of operations.

Risks associated with the Government, including rules, regulations, and others

Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.

The regulation of the Japanese telecommunications industry has evolved in many areas, including the elimination of foreign ownership restrictions (except in the case of NTT), retail price deregulation and the implementation of a Long Run Incremental Cost Methodology (“LRIC Methodology”) for interconnection charges, together with amendments to telecommunications laws aimed at promoting competition. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s financial condition and results of operations.

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

In addition, while the number of NTT DOCOMO subscribers and the traffic per subscriber are expected to increase in conjunction with the expanded use of devices, such as smartphones and tablet devices, there may be a decline in the quality of services if government agencies do not allocate the frequency spectrum required for unhindered operation. Any changes to the frequency spectrum allocation system through, for example, the introduction of reallocation through an auction system may make it difficult to obtain the necessary frequency spectrum, which could also adversely impact the quality of services. Although NTT DOCOMO was awarded rights to use the 700 MHz band frequency, it may not be able to smoothly operate its mobile communications network, may suffer degradation of service quality and may incur additional costs if the measures to transfer existing wireless systems that currently use the 700 MHz band frequency to a different band frequency do not progress as planned. For details, see “Item 4—Information on the Company—Regulations—Radio Act.”

NTT DOCOMO is working to obtain new frequencies and to improve the efficiency of frequency usage through the application of its technologies, such as LTE, and through the promotion of the migration to LTE. However, there can be no assurance that NTT DOCOMO’s efforts will be sufficient to avoid deterioration in service quality. If NTT DOCOMO is unable to address such problems sufficiently and in a timely manner, it may face constraints in providing wireless services or lose subscribers to competitors, which could have a material adverse effect on NTT Group’s financial condition or results of operations.

NTT Group may be impacted by laws, regulations and systems relating to the environment, such as those relating to reduction of greenhouse gas emissions.

NTT Group is subject, both in Japan and overseas, to laws and regulations relating to the environment, such as those governing the reduction of greenhouse gas emissions, energy conservation, waste disposal and harmful substance removal. NTT has implemented a variety of measures, such as introducing highly efficient power sources and reusing and recycling telecommunications facilities, in order to comply with such laws and regulations relating to the environment. In the event that stricter laws and regulations and societal demands with respect to the environment materialize in the future, or new laws and regulations are introduced, costs may increase, which may impact NTT Group’s financial condition and results of operations.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 35.65% of NTT’s issued Shares (36.50% of NTT’s outstanding Shares excluding treasury stock), which equates to 36.56% of the voting rights, calculated on the basis of issued Shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at NTT shareholder meetings and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, the Government stated that it did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not historically used its power as a shareholder to direct the management of NTT. For details regarding the regulatory authority the Government legally has with respect to NTT Group, see “Item 4—Information on the Company—Regulations.”

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2014, the Government’s ownership of Shares was 35.65% of NTT’s issued Shares (36.50% of NTT’s outstanding Shares excluding treasury stock). In the event the NTT Law is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels treasury stock, the number of Shares the Government is allowed to sell would increase.

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

Forward-Looking Statements

Some of the statements made in this annual report are forward-looking statements. These include statements with respect to NTT’s plans, strategies and beliefs and other statements that are not historical facts. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of NTT Group’s future operations, financial performance, events or conditions. The statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning NTT Group and the economy and telecommunications industry in Japan and overseas.

The assumptions also involve risks and uncertainties which may cause NTT Group’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	changes in economic conditions, fluctuations in exchange and interest rates, and volatility in securities and other financial markets in Japan and other countries;

(ii)	NTT Group’s fund procurement;

(iii)	the effects of changes in market structure and increased competition on market share and revenue;

(iv)	the pricing of services, including risks and uncertainties associated with the reduction in revenues that may result from changes in rates;

(v)	the ability of NTT Group to maintain growth and the success of new products and services and new businesses;

(vi)	the growth of new business areas and expansion of various services;

(vii)	projections of future usage of NTT Group’s networks, including broadband services, 3G mobile subscriber services, wireless broadband services through LTE and other Internet-related businesses;

(viii)	NTT Group’s international and domestic investments, alliances and collaborations and investments directed at new fields of businesses;

(ix)	the progress of NTT Group’s efforts to reduce costs;

(x)	technology substitution and changes in available technology;

(xi)	the ability of NTT Group to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business;

(xii)	the ability of NTT Group to add capacity to its existing networks; for example, the possibility that NTT DOCOMO is unable to secure the necessary frequency spectrum for operation or expand its facilities;

(xiii)	the effect on NTT Group’s financial condition and operating results of system/network failures and problems arising during system construction due to causes including: earthquakes, typhoons, other natural disasters and pandemics; power shortages, malfunctioning of equipment, hardware or software failures (including failures of systems or services that NTT Group provides or delivers to customers; cyberattacks, acts of terrorism, armed action, regional conflict, intentional wrongdoing and sabotage; and other similar natural disasters or acts of wrongdoing;

(xiv)	the improper handling and leaking of confidential information obtained in the course of NTT Group’s business, such as customers’ personal information;

(xv)	the occurrence of crime and other social problems resulting from improper use by certain users of products or services offered by NTT Group;

(xvi)	concerns over health risks and safety issues associated with the use of products and services offered by NTT Group;

(xvii)	the effect of the introduction of, or changes to, various laws and regulations, including changes or decisions regarding telecommunications regulations, such as future decisions regarding the setting of interconnection rates and changes to the NTT Law;

(xviii)	the introduction of new laws and regulations, and the strengthening of existing laws and regulations, relating to the environment, such as the reduction of greenhouse gas emissions;

(xix)	the effect of ongoing or potential litigation, and the subsequent outcome or rulings of government agencies; and

(xx)	any decision by the Government of Japan to exercise its power to exert influence over decisions made at NTT general meetings of shareholders.

Investors should not rely on any obligation of NTT Group to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and NTT Group disclaims any such obligation.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Figures represent NTT’s equity interest, whether direct or indirect, in each of its subsidiaries as of June 30, 2014. NTT and its principal subsidiaries listed above are all incorporated in Japan, with the exception of Dimension Data, which is incorporated in the United Kingdom.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (as the holding company), its 946 subsidiaries and its 123 affiliated companies (as of March 31, 2014). The principal business segments of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. NTT Group also has an other business segment. Details of each principal business segment and the consolidated subsidiaries within each principal business segment are described below. NTT Group’s five business segments are described under Note 15 to the Consolidated Financial Statements.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services. NTT’s consolidated subsidiaries in the regional communications business segment are NTT East, NTT West, NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION(*1), NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 49 other companies.

(*1)	NTT WEST KANSAI CORPORATION merged into NTT WEST-TOKAI CORPORATION, which changed its name to NTT BUSINESS SOLUTIONS CORPORATION on October 1, 2013.

The principal services in the long distance and international communications business segment are inter-prefectural communications services, services related to the international communications business, services related to the solutions business and related services. NTT’s consolidated subsidiaries in the long distance and international communications business segment are NTT COMMUNICATIONS, Dimension Data, NTT PC Communications Incorporated, NTT Plala, NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Verio Inc., NTT Com Security AG(*1), Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco, Inc., RW Midco, Inc., Arkadin International SAS, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, and 319 other companies.

(*1)	Integralis AG changed its name to NTT Com Security AG on June 24, 2013.

The principal services in the mobile communications business segment are mobile phone services and related services. NTT’s consolidated subsidiaries in the mobile communications business segment are NTT DOCOMO(*1), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO Guam Holdings, Inc., MCV Guam Holding Corp., D2C Inc., mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc.(*2), ABC HOLDINGS Co., Ltd., DOCOMO Deutschland GmbH, Buongiorno S.p.A., net mobile AG, DOCOMO interTouch Pte. Ltd., and 175 other companies.

(*1)	NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of June 30, 2014, NTT’s ownership interest in NTT DOCOMO was 66.66% (including shares owned indirectly).

(*2)	DOCOMO Innovation Ventures, Inc. changed its name to NTT DOCOMO Ventures, Inc. on July 1, 2013.

The principal services in the data communications business segment are system integration services and network system services. The consolidated subsidiaries in the data communications business segment are NTT DATA(*1), NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA International Services, Inc., NTT DATA, Inc., NTT DATA Italia S.p.A., NTT DATA EMEA Ltd., NTT DATA Enterprise Services Holding, Inc., NTT DATA Asia Pacific Pte. Ltd., Everis Participaciones, S.L., and 243 other companies.

(*1)	NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of June 30, 2014, NTT’s ownership interest in NTT DATA was 54.21% (including shares owned indirectly).

The other business segment includes NTT’s operations, and its real estate, finance, construction and power, systems development and development of advanced technologies businesses. NTT’s consolidated subsidiaries in the other business segment are NTT Urban Development, UD EUROPE LIMITED, NTT FINANCE, NTT FACILITIES, NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 67 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the largest provider of such services in Japan. As of March 31, 2014, the number of combined NTT East and NTT West broadband service subscriptions for the FTTH service “FLET’S Hikari” and for the ADSL service “FLET’S ADSL” was 18,050 thousand subscriptions and 1,483 thousand subscriptions, respectively. Aggregate subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, totaled 26,366 thousand subscriptions. In addition, NTT Group provides internet service provider (“ISP”) services through NTT Communications and others. As of March 31, 2014, the number of ISP service subscriptions was 11,466 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through two networks, LTE and W-CDMA. As of March 31, 2014, NTT DOCOMO had 63,105 thousand subscribers and was the largest provider of mobile phone services in Japan.

NTT Group provides data communications services through NTT DATA. NTT DATA is the leading provider of data communications systems and information systems using computer networks as a platform in Japan. NTT DATA primarily engages in strategic planning, designing, installing and operating data communications systems and computer network-based information systems, and providing IT services.

In addition, through its subsidiaries, NTT Group provides financial services, including issuing leases and credit cards, real estate services, including building rentals and apartment sales, systems development services, and construction-related services, including the design, construction and maintenance of buildings.

NTT’s Agent for U.S. Federal Securities Law Purposes

NTT’s agent for U.S. federal securities law purposes is NTT America, Inc., located at 757 Third Avenue, 14th Floor, New York, NY 10017. NTT is located at 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8116, Japan (Phone number: +81-3-6838-5481). NTT’s Internet website address is http://www.ntt.co.jp/index_e.html. The information on NTT’s website is not incorporated by reference into this document. This annual report will be placed on NTT’s Internet website concurrently with its filing with the United States Securities and Exchange Commission (the “SEC”).

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

(2)	History

April 1985	NTT was incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares were listed on the Tokyo Stock Exchange (the “TSE”) and other stock exchanges in Japan.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communications service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phones, mobile phones, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operations were transferred to NTT FACILITIES.
September 1994	NTT ADSs were listed on the New York Stock Exchange (the “NYSE”).
October 1994	NTT’s Shares were listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation was listed on the TSE.
September 1997	NTT transferred its software headquarters business to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. was listed on the TSE.
July 1999	Implemented a group reorganization by which NTT became a holding company. Operation of NTT’s intra-prefectural communications services was transferred to its two wholly owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly owned subsidiary of NTT.

April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. was listed on the London Stock Exchange and the NYSE.
November 2004	NTT URBAN DEVELOPMENT CORPORATION was listed on the TSE.
January 2009	NTT implemented a 100-for-1 common stock split.

Reorganization

On July 1, 1999, certain of NTT’s business activities were transferred to NTT’s wholly owned subsidiaries NTT East, NTT West and NTT Communications. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law promulgated in June 1997, NTT is required to hold 100% of the share capital of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, data transmission services such as IP-VPN (Virtual private network) and OCN, and other network and ancillary services throughout Japan, and commenced offering international telecommunications services in October 1999. In May 2001, NTT Communications also began offering intra-city telecommunications services in Tokyo, Osaka and Nagoya.

After the transfer of certain business activities in 1999, NTT began to operate primarily as a holding company. The principal sources of NTT’s revenues consist of the following three categories:

•	dividends from its subsidiaries;

•	payments for providing management services through contracts with its subsidiaries; and

•	payments for its fundamental research and development activities through contracts with each of its subsidiaries that benefit from NTT’s research and development activities.

NTT is directly responsible for formulating and promoting the overall strategy of NTT Group, setting financial targets for NTT Group and conducting fundamental research and development for NTT Group. The presidents of NTT East, NTT West, NTT Communications, NTT DOCOMO, NTT DATA and NTT meet from time to time to discuss the strategy of NTT Group. Generally, each of the companies within NTT Group operates autonomously. However, each company must discuss with, or report to, NTT certain fundamental business decisions relating to that company, including amendments to its articles of incorporation, mergers and consolidations, assignments and transfers of businesses, election and removal of directors and corporate auditors, appropriation of profits, increases in share capital, investments, including international investments, loans and guarantees, and the establishment of business operation plans.

See “Item 4—Regulations—NTT Law” regarding recent developments concerning NTT Group’s managerial structure.

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects its subsidiaries, as independent companies, to take greater responsibility for the profits or losses of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2014, NTT had 1,069 subsidiaries and affiliated companies.

Reorganization of Business Operation Structure of NTT East and NTT West

In May 2002, NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to approximately 100 outsourcing companies, each of which began operations specializing in one of three fields:

•	facilities and equipment: design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.);

•	sales and marketing: marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; planning, design and operation of websites; and

•	administration and accounting: outsourcing services for payroll settlement, accounting and other functions.

While NTT East and NTT West maintain close relationships with these outsourcing subsidiaries, they are focused on providing reliable, high-quality services, including universal services, and historically worked to reduce labor costs through an arrangement with their outsourcing subsidiaries whereby employees, primarily those 51 years of age and over, retire from NTT East and NTT West and are then re-employed by the outsourcing companies at wage levels 15% to 30% lower than their previous compensation packages. This NTT East and NTT West rehiring system was terminated as of March 31, 2013. Each outsourcing subsidiary lowered its wages to a level consistent with the standards of its region and type of business, depending on its respective expertise (facilities and equipment, sales and marketing, administration and accounting). This regional subsidiary system has the advantage of giving NTT a local presence throughout Japan, thereby enabling NTT to respond to the information technology needs of local governments, companies and individuals, which have grown in accordance with the spread of broadband services.

In July 2005, in order to offer customers greater opportunities for one-stop shopping and to achieve further efficiencies through flow-through services, NTT East consolidated the three fields of its regional outsourcing companies—i.e., facilities and equipment, sales and marketing, and administration and accounting—into prefectural units, and outsourced branch corporate marketing operations to these new companies. Furthermore, in June 2007, pursuant to a policy to improve operational efficiency, NTT East began transferring its “116” call center operations to regional areas, consolidating various business operations, and outsourcing operations to group companies in order to promote efficiency.

In July 2006, NTT West modified the organization of its headquarters to provide specialized handling of broadband services, and reinforced its prefectural branch functions to strengthen and promote local ties with its business operations. In conjunction with these developments, NTT West also consolidated its facilities and equipment, sales and marketing, and administration and accounting subsidiaries. Furthermore, in April 2008, anticipating an increase in demand for one-stop consulting, configuration and operational support services for customers’ home IT environments that are tailored to their individual needs and lifestyles, NTT West established six new companies.

In addition, in July 2012, NTT West sought to reinforce its alliances with manufacturers in order to promote and expand strategic growth businesses and to further expand its business areas. As part of the development of its business across the West Japan region, NTT West worked to strengthen its headquarters operations in relation to managerial strategies, alliance strategies and planning and development of business operations. The NTT West-Home Techno companies were also consolidated into NTT Home Techno Corporation in order to enhance and strengthen on-site capabilities, a strength of all NTT West-Home Techno companies. In addition, in October 2013, NTT Business Solutions Corporation was established through the merger and name change of eight regional subsidiaries and six IT-MATE companies in response to the need for stronger sales capabilities in business markets including small- to medium-sized businesses, whose need for ICT use is expected to grow in the future. Services other than information and communications systems proposals, construction, and support for business users have been transferred from eight regional subsidiaries to NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO (name changed from NTT HOMETECHNO), NTT NEOMEIT CORPORATION, and NTT BUSINESS ASSOCIE WEST Co., Ltd.

Reorganization of Business Operations Structure of Corporate Businesses and Upper Layer Businesses

In the fiscal year ended March 31, 2007, in accordance with its plan “Promoting the NTT Group Medium-Term Management Strategy” (released November 2005), NTT Group conducted a review of its corporate businesses and upper layer businesses in order to address user needs with respect to both the convergence of services associated with the growth of IP networks and one-stop services and to enhance competitiveness through the efficient allocation of NTT Group resources. Specifically, with respect to its corporate businesses, NTT Group also revised its customer accounts system. Since that time, NTT East and NTT West have been responsible for customers who require more locally oriented service, while NTT Communications has been responsible for other customers such as central government agencies, city banks, and trading companies. With these changes, NTT Group reassigned approximately 1,200 members of NTT East’s and NTT West’s sales staff and system engineers to NTT Communications. Further, with respect to upper layer businesses, the following companies became subsidiaries of NTT Communications: NTT Resonant Inc., which operates the portal website “goo,” and NTT Plala (formerly Plala Networks, Inc.), which provides Internet access services and video distribution services for television, among others. In March 2008, to increase operational efficiency and provide more attractive services, NTT Group consolidated all of its video distribution services for television in NTT Plala Inc. and launched a high-quality video distribution service compatible with the NGN, known as Hikari TV.

In May 2012, NTT Communications established NTT COM Marketing to consolidate NTT Group’s resources under a single company, with the goal of strengthening sales to small- and medium-sized businesses. NTT COM Marketing began operations in August 2012. NTT COM Marketing succeeded the sales business of NTT Com CHEO, including its marketing support operations, through an absorption-type company split.

Reorganization of Business Operations Structure of NTT DOCOMO

In July 2008, NTT DOCOMO reorganized its group structure to merge its eight regional subsidiaries, including NTT DoCoMo Hokkaido, Inc., into NTT DOCOMO with the goal of achieving “enriched and enhanced customer services,” “streamlined group management” and “faster decision-making” for the purpose of enhancing the speed and effectiveness of its operations.

Commencement of Billing and Collection Operations for Communications Services and Other Charges by NTT Finance

Starting in July 2012, NTT Finance commenced billing and collection operations with respect to communications services and other charges. The staff involved in billing and collection at NTT East, NTT West, NTT Communications and NTT DOCOMO were brought into NTT Finance as a team of specialists to carry out these operations. As a result, NTT Group was able to meet customer demand with respect to the ability to make one-stop payments, in response to the current environment in which individuals and households use multiple communications services, such as fixed-line telephones, mobile phones, broadband and ISP services. While each NTT Group company has heretofore taken initiatives to improve efficiency with respect to billing and collection operations for communications services, NTT Group is continually seeking further improvements in quality and efficiency.

Listing of NTT Urban Development

The principal business activities of NTT Urban Development are real estate leasing and sales, along with building design, management and construction operations. In November 2004, NTT Urban Development was listed on the First Section of the TSE. That same month, NTT sold 83,277 common shares (no par value) of NTT Urban Development, and NTT Urban Development issued 132,000 new shares. As a result, NTT Group’s ownership of NTT Urban Development’s shares declined from 100% to 67.3%.

Reorganization of Business Operations Structure of NTT DATA

Starting in January 2012, NTT DATA has been conducting business operations focusing on NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, the Middle East and Africa, NTT DATA (CHINA)

Co., LTD. in China, and NTT DATA Asia Pacific Pte. Ltd. in the Asia-Pacific region in response to the accelerating global business needs of its customers, with the goals of both building a global-scale structure that provides an operational system supported by rapid service, and of strengthening the NTT DATA brand abroad. Further, in April 2012, NTT DATA changed its corporate logo to a globally uniform design and initiated business development under the new brand logo. Furthermore, NTT DATA’s acquisition of Everis Participaciones, S.L. (“everis Group”) in January 2014, which has operations in Spain and major countries in Latin America, has enabled NTT to provide comprehensive IT services to customers in these regions.

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of business: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other business. See Note 15 to the Consolidated Financial Statements attached hereto.

The business results for each principal business segment for the fiscal year ended March 31, 2014 are as follows:

Regional Communications Business Segment

NTT East and NTT West, NTT’s main subsidiaries in the regional communications business segment, worked to strengthen their revenue base by collaborating with other business operators, expanding FLET’S Hikari service offerings, promoting fiber-optic and IP services by expanding opportunities to use Hikari via Wi-Fi, and improving support services that lead to customer retention.

[1]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 18.05 million subscriptions (an increase of 0.75 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 16.26 million channels (an increase of 1.09 million channels from the previous fiscal year)

•	FLET’S TV: 1.16 million subscriptions (an increase of 0.16 million subscriptions from the previous fiscal year)

[2]	Promotion of Fiber-optic and IP Services

Major services and products launched in the fiscal year ended March 31, 2014 include:

Service or Product	Description
FLET’S Hikari Next Prio (NTT East)	An optical broadband service of priority bandwidth for corporate customers, with a maximum communication speed of around 1 Gbps, offering reliable communications.

Donto Wari (NTT West)	A service aimed at promoting new subscriptions to “FLET’S Hikari” by providing further discounts on monthly charges after applying “Hikari Motto Motto Wari,” for a maximum of two years from commencement of use of “FLET’S Hikari.”

FLET’S Azukeru (NTT East)	A service for users of “FLET’S Hikari” that allows users to store, share and view data such as photos and video online.

FLET’S Smart Pay (NTT West)	A simple and easy-to-install payment service for stores that use “FLET’S Hikari,” which aims to help stimulate business in downtown stores by further spreading and increasing the use of non-cash payment.

Major collaborative projects with other businesses relating to service provision entered into in the fiscal year ended March 31, 2014 include:

Business Partner	Description
T-MEDIA HOLDINGS Co., Ltd. (NTT East)	NTT East launched the smart TV device “TSUTAYA Stick,” which allows customers to view “TSUTAYA TV,” a video distribution service from T-MEDIA HOLDINGS Co., Ltd. via NTT East’s “FLET’S Hikari.”

SOHGO SECURITY SERVICES CO., LTD. (NTT West)	NTT West launched a security service that it co-developed with SOHGO SECURITY SERVICES CO., LTD. for autonomous crime prevention measures, using a camera equipped with a sensor and an information device such as a PC or smartphone.

[3]	Improving Customer Service—Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.60 million (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs, which offer points based on monthly usage and special content, reached a total of 10.61 million.

Long Distance and International Communications Business Segment

Pursuant to its “Vision 2015” business strategy, NTT Communications, NTT’s main subsidiary in the long distance and international communications business segment, worked to become a true leading global player (a “Global ICT Partner”) that global customers select as their optimal business partner. For corporate clients, NTT Communications worked to provide total global ICT outsourcing services unique to telecommunications providers that combine networks, data centers, applications, security and other services. For individual customers, NTT Communications worked to provide more convenient applications and a wide variety of content, enabling new lifestyles. The main initiatives are set out below.

[1]	Number of Subscriptions for Major Services

•	Hikari TV: 2.82 million subscriptions (an increase of 0.37 million subscriptions from the previous fiscal year)

•	OCN: 8.15 million subscriptions (a decrease of 0.06 million subscriptions from the previous fiscal year)

•	Plala: 2.97 million subscriptions (a decrease of 0.10 million subscriptions from the previous fiscal year)

[2]	Development of Global Business

Major activities in the fiscal year ended March 31, 2014

•	Strengthening the Framework for Service Provision

•

NTT Communications launched operations at its Tokyo No. 6 Data Center, the city’s largest data center with a total floor area of about 20,000 square meters, and Hong Kong Financial Data Centre, which has Tier IV—the highest quality level in the global data center sector—and a total floor area of about 70,000 square meters. NTT Communications also established NexcenterTM as a unified global brand name for its data center services.

•

To expand the available server room area of high-quality data centers in the United States and meet the demand for cloud services, NTT Communications acquired RagingWire Data Centers (head office: United States), a data center provider.

•

To achieve greater business efficiency through the integration of operations and expand services that utilize network virtualization technology, NTT Communications acquired Virtela Technology Services, Incorporated (head office: United States), a provider of network services and cloud-based managed network services.

•

To enhance its teleconferencing service functions and accelerate the expansion of the range of countries in which it offers services, NTT Communications acquired Arkadin International SAS (head office: France), a provider of collaborative services including audio web and video conferencing.

•	NTT Communications established “WideAngle” as the unified global brand name for its security services.

•	Network Expansion

•

To meet the demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service “Global IP Network” in six cities across four countries.

Dimension Data, one of NTT’s main subsidiaries in the long distance and international communications business segment, offers globally available ICT infrastructure solutions and services in the areas of networking, communications, end-user computing, security, and data centers. Dimension Data delivers services to its clients through a range of delivery models, including systems integration services, IT outsourcing, and IT-as-a-service.

Major services launched in the fiscal year ended March 31, 2014 include:

Service	Description
Assessment services

Technology Lifecycle Management Assessment for Security: An addition to the Technology Lifecycle Management Assessment, which now includes complete visibility and understanding of the security health of a client’s networking environment.

Network Optimisation Assessment v2.0: Assessment enabling Dimension Data to review clients’ existing traffic patterns, and provide them with recommendations on how to improve the performance of their network applications.

Software-as-a-service hosting and management solutions	Dimension Data launched a comprehensive suite of software-as-a-service (SaaS) solutions, delivering cost-effective and scalable hosting and application management services for SaaS independent software vendors. These services enable organizations to simplify their cloud hosting and management operations, so they can focus on delivering innovative software solutions and expanding their business.

Cloud Backup	Cloud Backup is an optional, add-on service to Dimension Data’s Compute-as-a-Service (CaaS) offering, allowing clients to back up their CaaS workloads easily and seamlessly.

Compute-as-a-Service Tiered Storage	Compute-as-a-Service (CaaS) Tiered Storage assigns different categories of data to different types of storage, in order to provide a balance between price and performance. Data categories for tiered storage can be based on clients’ required levels of data protection, performance requirements, and frequency of use.

[3]	Development of Services for Corporate Clients

Major services launched in the fiscal year ended March 31, 2014 include:

Service	Description
Biz Hosting Enterprise Cloud

On-premises connection	Cloud migration service that provides for smooth and flexible migration from a client’s premises to the cloud via a virtual network.

Colocation connection	A service connecting NTT Communications’ specified cloud and colocation in the same segment via a virtual network.

WideAngle Professional Services	Highly specialized security services provided by security consultants and engineers with extensive experience in security.

[4]	Development of Services for Individual Customers

Major services launched in the fiscal year ended March 31, 2014 include:

Service	Description
OCN Mobile ONE	An LTE-compatible mobile data communications service that allows the user to select the best option for accommodating his or her desired communication volume and speed.

Mobile Communications Business Segment

Based on its medium-term management policy “Medium-Term Vision 2015: Shaping a Smart Life,” NTT DOCOMO, NTT’s main subsidiary in the mobile communications business segment, strove to boost its comprehensive strengths by focusing on the four key areas of “devices (handsets),” “network,” “services” and “billing plans and sales channels,” and to expand new services in its “dmarket,” to encourage even more customers to choose NTT DOCOMO as their “Partner for a Smart Life.” The main initiatives are set out below.

[1]	Number of Subscriptions to Main Services

To meet a wide range of customer needs and encourage even more customers to use NTT DOCOMO’s unique services, NTT DOCOMO started carrying Apple Inc.’s iPhone* to respond to the diverse needs of its customers, launched various NTT DOCOMO-proprietary services for the iPhone in an attempt to allow a greater number of users to utilize these services, and worked to expand its smartphone lineup.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

•	Number of mobile service subscriptions (including communication module service subscriptions): 63.11 million (an increase of 1.57 million subscriptions from the previous fiscal year)

•	Xi service subscriptions: 21.97 million (an increase of 10.40 million subscriptions from the previous fiscal year)

•	FOMA service subscriptions: 41.14 million (a decrease of 8.83 million subscriptions from the previous fiscal year)

† Number of mobile (including FOMA) service subscriptions includes communication module service subscriptions.

Major services launched in the fiscal year ended March 31, 2014 include:

Service	Description
dmarket

d creators	A service for displaying and offering for purchase items such as accessories and novels created by aspiring artists and writers, etc.

d fashion	A dedicated fashion e-commerce site operated jointly with MAGASeek Corporation, an online fashion retailer.

d kids	A service offering educational content such as picture books and illustrated reference books for kids.

d travel	A service provided in partnership with JTB Corporation offering comprehensive support to customers, from the trip-planning stage to the trip itself.

docomo mail	A service that allows for the storing of sent and received emails on the cloud and the use of the same email address on multiple devices.

Pet fit	A service that allows users to check their pet’s health condition or location by attaching a tag with built-in communication capabilities.

[2]	Expansion of Service Area

•

NTT DOCOMO increased the total number of Xi service (LTE service) base stations across Japan to 55,300 stations as of the end of the fiscal year ended March 31, 2014 (an increase of 30,900 stations compared with the end of the previous fiscal year). NTT DOCOMO also worked toward further expanding its service area, including subway stations and Shinkansen bullet train stations, commercial facilities and schools, and Mount Fuji (during the July-August climbing season), which has been registered as a World Heritage site.

•

NTT DOCOMO launched the operation of Quad-Band LTE, which facilitates the provision of a convenient high-speed, high-volume communication environment by utilizing the characteristics of four frequency bands (800MHz, 1.5GHz, 1.7GHz, and 2GHz).

[3]	Efforts in New Business Fields

•	docomo Healthcare, Inc. launched a new health management service, “WM” (Watashi Move).

•	To provide a variety of payment options in the European online goods market, NTT DOCOMO acquired fine trade gmbh (head office: Austria), an e-commerce trading solutions company.

Data Communications Business Segment

NTT DATA, NTT’s main subsidiary in the data communications business segment, formulated a Medium-Term Management Plan for the 2012 to 2015 fiscal years, with the aim of “becoming a Global Top 5 player (over 1.5 trillion yen in net sales)” and “achieving earnings per share (“EPS”) of 200 yen”* by evolving into a corporate group that can efficiently provide diverse ICT services worldwide. In line with this plan, NTT DATA is concentrating on the plan’s primary strategies, namely “Expansion of New Fields and Reinforcement of Product Competitiveness,” “Expansion, Enhancement and Reinforcement of Global Business” and “Pursuit of Overall Optimization.” The main initiatives are set out below.

*	On October 1, 2013, NTT DATA conducted a stock split at a ratio of 1:100. As a result, it amended its target EPS to 200 yen from 20,000 yen.

[1]	Status of Implementation of Management Policies

•

To expand its global business, NTT DATA acquired the following companies: everis Group (head office: Spain), a provider of a wide range of ICT services, including consulting, systems integration and outsourcing, mainly in Spain and Latin America; and Optimal Solutions Integration Inc.* (head office: United States), a leading provider of SAP® expert services in the North America region.

•	NTT DATA promoted “remarketing” and “strategic R&D” to redefine existing concepts and rebuild the market in response to recent changes in the business environment and ICT.

•

With a view to making management more efficient, NTT DATA organized its in-house “Group Business Management Core System” in order to optimize allocation of management resources according to the specifics of each project, achieve expeditious management and enhance the precision of decision-making information, thereby creating additional group synergies.

*	Optimal Solutions Integration Inc. changed its business name to NTT DATA Enterprise Services, Inc. on March 31, 2014.

[2]	Status of Implementation of Business Activities

•

NTT DATA, which has a long track record in providing services to a wide range of industries, began providing ICT support services to the Texas Department of Transportation, including application development and maintenance and service desk operations, maintenance of network and communications systems, and end-user support.

•

NTT DATA launched a Service Delivery Center in Louisville, Kentucky to provide business processes and ICT outsourcing services to U.S. corporations, and began providing administrative outsourcing services in areas such as finance, general affairs, and human resources and related information systems to Yum! Brands, Inc. (head office: United States), an operator of restaurant chains worldwide including Kentucky Fried Chicken and Pizza Hut.

•

NTT DATA conducted an initial agreement with the Vatican Apostolic Library (location: Vatican City) for the project of digitally archiving and preserving historical manuscripts for the long-term, consisting of approximately 80,000 manuscripts stored on-site, a legacy of human history spanning the second to the twentieth centuries, amounting to some 40 million pages.

Major services launched in the fiscal year ended March 31, 2014 include:

Service	Description
Multi-Cloud Infrastructure Service	A service that allows for the selection and provision of the cloud service that best meets customers’ diverse needs.

Global Businesses

There is a transformation underway in the international information and communications market “towards the next stage.” Due to the development of the Internet, people are increasingly able to obtain an enormous variety of information over the Internet as well as use applications available over the Internet. Going forward, due to the introduction of, among other things, big data, M2M (machine-to-machine), virtualization and HTML5, NTT anticipates that the convergence between real-world businesses and Internet-based services will lead to higher value-added services. Against the backdrop of surging growth in cloud computing, NTT expects that developed nations, where revolutionary new services that address sophisticated needs have been developed, will continue to be important markets. Going forward, however, these services will spread to emerging countries, too, which should lead to further growth of the ICT market.

NTT Group aims to support the transformation of its corporate customers’ business models and be a valued partner that customers continue to select. To this end, NTT Group has made Global Cloud services, a simple and secure platform that combines applications, network and cloud platforms and that can be expanded globally, the cornerstone of its business operations. In order to do so, NTT Group has worked to accelerate its global development, by expanding and enhancing its North America-based research and development capabilities, and implementing measures to strengthen cloud services. NTT Group companies are also establishing a track record in North America and elsewhere by offering collaborative ICT solutions, as evidenced by their success in receiving orders for major cloud-related contracts.

In addition, in order to support the enriched lifestyles of its individual customers, NTT Group is planning to develop a content distribution platform in order to create new revenue streams by means of Internet business operations (BtoC), which enable direct contact with users, and to enhance its international services, such as roaming services.

As part of its goal of expanding its global business operations for corporate customers, in October 2010, NTT acquired its subsidiary Dimension Data. Dimension Data, based in the Republic of South Africa, offers development, operation and maintenance of on-site IT infrastructure for corporate customers, such as network equipment, servers and other devices.

This acquisition has increased the competitiveness of both companies by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in the development, operation and maintenance of IT infrastructure. NTT and Dimension Data are working to strengthen the structures through which they provide services, from communications to IT infrastructure, through the combination of Dimension Data’s solutions business and breadth of expertise in networking, security, converged communications, data centers, customer interactive communications, Microsoft solutions and cloud computing with NTT’s telecommunications and communications services.

In October 2012, NTT acquired Centerstance, Inc., a U.S.-based consulting company that specializes in the analysis of important corporate business processes and cloud migration of existing systems, and provides integration services with Salesforce.com. Centerstance, Inc. has since changed its name to NTT Centerstance Inc. (“NTT Centerstance”).

In April 2013, NTT established NTT Innovation Institute, Inc. (“NTT I3”), a new R&D center, to accelerate the development of world-class information security and cloud computing technologies and their development in the North American market. NTT Group plans to strengthen the development of its Global Cloud services by promoting the development of services tailored to the North American market through research and development relating to security and cloud services. Additionally, in August 2013, NTT acquired Solutionary, Inc. (“Solutionary”), a U.S.-based managed security service provider (a service that provides outsourced operational support for security equipment installed at customer locations, and offers support in situations where it is difficult for customers to respond or make decisions themselves), in order to enhance NTT Group’s competitiveness in the managed security services market. NTT Group expects to continue to expand its business operations by utilizing its strength of being able to provide a full lineup of cloud services that encompass applications, networks and cloud platforms, through collaboration among each NTT Group company, including NTT Centerstance, NTT I3 and Solutionary.

Other principal global investments of each material NTT Group company during the last three fiscal years include the following:

(i)	NTT Communications

NTT Communications is advancing its provision of seamless global business operations to offer the type of seamless ICT solutions to which a telecommunications carrier is best suited to add value. With customers migrating their ICT environments to the cloud and/or data centers, NTT Communications operates its services as a package, including network services, voice and similar applications and security, with globally consistent quality.

NTT Com ICT Solutions (Australia) pty Ltd (formerly Frontline Systems Australia Pty Ltd)

In June 2011, NTT Communications acquired Frontline Systems Australia Pty Ltd (“Frontline”), which provides ICT services centered in Australia, including IT infrastructure development and sales, IT consulting, data centers and managed services. In November 2013, Frontline changed its name to NTT Com ICT Solutions (Australia) Pty Ltd. and began accelerating the aggregation of operations for its three Australian entities (NTT Australia PTY. LTD., Frontline and Frontline’s subsidiary, Harbour MSP Pty Ltd) in order to meet customers’ needs. NTT Group is accelerating the development of a variety of high-quality services in Australia aimed at corporate customers, such as ICT services and the cloud, in order to deepen cooperation among NTT Group companies.

Netmagic Solutions Private Limited

NTT Communications acquired Netmagic Solutions Private Limited (“Netmagic”) in August 2012. Netmagic operates data centers in seven Indian cities, including Mumbai and Bangalore, providing colocation, managed hosting and other data center-related services to over 1,000 corporate clients. In March 2014, Netmagic opened its Bangalore 2 Data Center, the first data center that brings together Netmagic’s extensive track record of providing data centers in India with NTT Communications’ global expertise in building and operating data centers. Along with strengthening its ability to provide one-stop ICT solutions, including data center-related services, in the Indian market, where further growth is anticipated, NTT Communications is expanding its Asian ICT infrastructure and accelerating the development of seamless Global Cloud services.

Gyron Internet Limited

In May 2012, NTT Communications acquired Gyron Internet Limited (“Gyron”), which provides data center services in the UK. In September 2013, the company started construction on its new U.K. Hemel Hempstead 3 Data Center. The facility, with approximately 10,000 square meters of server rooms, is scheduled to begin its operations in the first quarter of the fiscal year ending March 31, 2016. This will result in an approximately 2.5-fold expansion in the total server room area in NTT Communications’ U.K. data centers. By utilizing Gyron’s data centers as a cloud services platform, NTT Communications has strengthened its ability to provide one-stop ICT solutions, including data center-related services, in the U.K. market, where further growth is anticipated, and accelerated the development of seamless Global Cloud services.

DTSI GROUP HOLDINGS, INC. (formerly Freedom Resources Holdings Corporation)

In June 2012, NTT Communications acquired Freedom Resources Holdings Corporation (“Freedom”). Freedom is the holding company for the DTSI Group, which provides system construction and platform services for business process outsourcing companies in the Philippines. Freedom changed its name to DTSI GROUP HOLDINGS, INC. in June 2013. This capital tie-up will strengthen NTT Communications’ ability to provide contact center solutions in the Philippines. At the same time, NTT Communications intends to take advantage of the combined customer bases of all NTT Communications Group companies and of the DTSI Group to create business synergies and expand business opportunities.

Arkadin International SAS

In January 2014, NTT Communications acquired France-based Arkadin International SAS, the world’s third-largest specialized provider of conferencing services, which provides collaboration services involving teleconference, Web conference and video conference services to 37,000 customers in 32 countries worldwide. NTT Communications plans to expand and improve the features of its communications services by incorporating Arkadin’s service infrastructure into its own. NTT Communications will also leverage Arkadin’s global customer base and its service capabilities to offer new total communications services, centered on conferencing solutions, for companies that are expanding their operations globally.

Virtela Technology Services Incorporated

In January 2014, NTT Communications acquired Virtela Technology Services Incorporated, a U.S.-based provider of network services and cloud-based managed network services in 196 countries and regions, with strengths in the areas of managed services and virtualization technologies. NTT Communications aims to take the lead position in the global market by combining NTT Communications’ service quality with Virtela’s innovative and efficient management know-how.

RagingWire Data Centers, Inc.

In January 2014, NTT Communications acquired RagingWire Data Centers, Inc., a U.S. data center operator. This acquisition significantly expands the high-quality data center server room floor space that the NTT Communications group is able to provide in the U.S., and enables NTT Communications to respond to customers’ increased demand for cloud and data center services. NTT Communications also plans to deploy RagingWire’s management know-how in its other data centers, in order to take advantage of RagingWire’s numerous technology patents in efficient data center design and operations.

(ii)	Dimension Data

Dimension Data’s investment strategy is to grow its revenues and the size of its business and expand its geographic reach. It is focused on scaling in large, established markets, increasing its market share in the existing geographies in which it operates and expanding into new countries and areas.

NextiraOne

In February 2014, Dimension Data acquired NextiraOne, a multinational European company that designs, installs, maintains and supports ICT solutions and services for over 43,000 private and public sector clients across Europe. NextiraOne has 1,850 full-time employees and offices in 13 European countries (Austria, Belgium, the Czech Republic, Germany, Hungary, Ireland, Luxembourg, the Netherlands, Poland, Portugal, Slovakia, Spain and the United Kingdom). NextiraOne has already been rebranded to Dimension Data and is in the process of taking the combined portfolios of both companies to the small- and medium-sized business, commercial and enterprise markets.

(iii)	NTT DOCOMO

NTT DOCOMO makes investments in and collaborates with overseas mobile service providers and other overseas business operators, with the long-term aim of strengthening its global competitiveness.

NTT DOCOMO’s strategy in the area of investments in mobile phone service providers is to support its investment partners’ businesses in order to strengthen their respective management platforms and thus achieve attractive financial returns. At the same time, NTT DOCOMO aims to achieve synergies with its investment partners, including service expansion, joint development of handsets, and joint procurement.

Further, in recent years, through investments and collaborations with various overseas business entities, NTT DOCOMO has worked to build a global open platform and develop services that adequately consider the unique characteristics of each country and region in which it operates.

Buongiorno S.p.A.

In August 2012, in order to accelerate the establishment and strengthening of its platform operating base overseas, NTT DOCOMO acquired Buongiorno S.p.A., one of Europe’s largest mobile service providers. In addition to providing business services for carriers through its subsidiary net mobile AG, NTT DOCOMO is able to provide a platform for services directly to ordinary users, regardless of carrier, and will aim for further expansion in the aggregation platform business.

MCV Guam Holding Corp.

In May 2013, NTT DOCOMO acquired MCV Guam Holding Corp., the largest cable television and Internet service provider in Guam and the Commonwealth of the Northern Mariana Islands. This acquisition was intended to strengthen DOCOMO PACIFIC, INC.’s operational base by improving its market competitiveness. NTT DOCOMO intends to use this acquisition as a platform to strengthen its telecommunications business in Guam.

fine trade gmbh

In October 2013, NTT DOCOMO acquired fine trade gmbh, an Austrian payment services provider for online product sales. The acquisition is expected to help NTT DOCOMO expand its financial/payments platform in Europe by adding fine trade’s online payment services for the online product sales market to Buongiorno S.p.A.’s and net mobile AG’s existing operator payment collection, credit card, and debit card payment services for digital content.

(iv)	NTT DATA

NTT DATA is increasing its capacity to respond to the needs of global corporations (including Japanese companies) as well as local businesses, and is bolstering its offshore development systems in Asia.

NTT DATA Italia S.p.A. (formerly Value Team S.p.A.)

In June 2011, NTT DATA acquired Value Team S.p.A., an Italian IT service provider. In April 2012, Value Team S.p.A. changed its name to NTT DATA Italia S.p.A. (“NTT DATA Italia”). NTT DATA and NTT DATA Italia share and utilize the know-how they have each developed in the telecommunications field as well as in other business fields and services, NTT DATA group’s customer base and global resources, and customer relationship management (“CRM”) solutions, an area of strength for NTT DATA Italia, in order to work to further enhance the value they provide to their customers on a global scale.

Optimal Solutions Integration, Inc.

In December 2013, NTT DATA acquired Optimal Solutions Integration, Inc. (“Optimal”), a leading North American SAP service provider. Optimal provides a broad range of services—from SAP-related strategic planning to consulting, evaluation, implementation, customization and maintenance services—and has large numbers of customers in many industries including consumer, retail, wholesale and distribution, mining, the public sector and manufacturing. This acquisition reinforces NTT DATA’s ability to offer SAP-related products in the North American market, such as SAP HANA, mobile, and analytics, helping it to meet the needs of its customers. NTT DATA intends to expand and improve its SAP-related system development framework, including Optimal’s business system in India, and will bolster NTT DATA’s ability to handle large-scale projects.

Everis Participaciones, S.L.

In January 2014, NTT DATA acquired Everis Participaciones, S.L. (“everis Group”). everis Group provides a broad range of IT services, such as consulting, system integration and outsourcing, to customers including major banks, major insurance companies, major telecommunications carriers, government agencies, utilities, and major global manufacturers, mainly in Spain and six Latin American countries. This acquisition brings everis Group’s sizeable and stable customer base, sophisticated consulting capabilities, and talented personnel, who are knowledgeable in providing a variety of services such as system integration and outsourcing, into the NTT DATA group, providing NTT DATA with business platforms in Spain and Latin America and enabling it to provide comprehensive IT services, including consulting and outsourcing, to customers in these regions. Moreover, NTT DATA aims to further improve its price competitiveness and service quality by taking advantage of everis Group’s near-shore and offshore locations.

Competition

The implementation of the Telecommunications Business Law in April 1985 first introduced competition into the telecommunications service industry in Japan. As a result of subsequent deregulation, NTT Group faces competition in all of its business segments, including its fixed-line regional communications business, long distance and international communications business, mobile communications business and data communications business.

The growing popularity of smartphones and tablets and the increasing speed of wireless broadband services, including LTE, are quickly re-centering the market’s focus onto mobile platforms. The telecommunications service market structure is also undergoing major changes, such as the market entry of a variety of business operators, including non-telecommunications operators, and intensifying global competition as a result of the widespread use of services provided by OTT operators. In addition, competition with existing carriers over charges and services has continued to intensify the competitive environment.

Growth in the fixed-line communications market is slowing due to the ongoing shift toward mobile communications. Expansion in fixed-line broadband services is also slowing down as the penetration rate rises and the market matures. It is possible that, as a result of ongoing competition among telecommunications carriers, particularly in metropolitan areas, NTT Group’s market share could decline, its user acquisition rate may slow, and costs associated with acquiring and retaining customers could rise. As LTE and other wireless broadband service speeds increase, users are migrating to mobile telecommunications as their single preferred method of communication. This trend is particularly evident among young adults.

The downward trend in NTT Group’s revenues from fixed voice communications services continues as its telephone subscriptions and INS-Net subscriptions decline, due in large part to the increasing penetration of mobile telephones and applications, and continuing diversification in communication methods.

There are presently three mobile phone operators in the market: NTT DOCOMO, the KDDI Group and the SoftBank Group (of which EMOBILE became an affiliate on January 1, 2013). As of March 31, 2014, NTT DOCOMO had a market share of 43.8%, whereas the KDDI Group and the SoftBank Group had market shares of 28.1% and 28.0%, respectively. NTT Group believes that with the rising mobile phone penetration rate, the Japanese mobile communications market has largely matured, and as a result the competitive environment for acquiring new customers and further improving services remains difficult. The growth rates for mobile phone subscriptions for the fiscal years ended March 31, 2012, 2013 and 2014 were 6.7%, 6.1% and 5.5%, respectively. While growth in new subscriptions for conventional voice usage is expected to be limited going forward in view of the rising penetration rate and Japan’s decreasing population, the number of subscriptions has increased in recent years due to the development of new markets including smartphones, tablet devices, portable game consoles and embedded communication modules. New opportunities are emerging in the market for smartphone content and applications.

In addition, as smartphone penetration increases, service providers are competing to provide integrated fixed-line communications and mobile phone services. The expansion of smartphone use and acceleration of integrated fixed-line and mobile phone services is expected to lead to increased demand for services that seamlessly link, and devices that enable connection between, fixed-line communications networks and mobile communications networks.

Furthermore, the appearance of global players such as Apple, Google, and Amazon, together with the transition from the traditional provider-led vertically integrated mobile phone service model to a horizontal divisional model, is triggering new vertically integrated models centered around the terminal layer and content, application, platform and other upper layers.

NTT Group expects the solutions business, which is the focus of NTT DATA’s major initiatives, to be a major area of growth in the information services market. For similar reasons, hardware vendors and others are now shifting their focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition.

For risks associated with continued competition, see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s market share and revenues may suffer from changes in market structure and increased competition.”

Regulations

The Ministry of Internal Affairs and Communications (the “MIC”) is the main regulatory body in Japan responsible for the information and telecommunications industry. The Telecommunications Business Law gives the Minister the authority to regulate telecommunications companies. The Telecommunications Business Law came into effect in 1985 at the same time that NTT was incorporated as a private company and significant changes in the legislative and regulatory framework for telecommunications in Japan opened the Japanese information and telecommunications services industry to competition. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from new companies that have entered or are about to enter the market.

NTT and certain of its subsidiaries are subject to regulations that affect their business under the NTT Law, the Radio Act (May 2, 1950, Law No. 131), and the Telecommunications Business Law (December 25, 1984, Law No. 86). A summary of these regulations is provided below. References in parentheses are to the applicable article of the law described unless otherwise noted.

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

In addition, regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister as well as their service subscribers if they suspend or discontinue their telecommunications business (Article 18).

Setting of Subscriber Rates and Other Terms of Service

Regulations promulgated under the Telecommunications Business Law require businesses in the telecommunications sector to notify the Minister of the terms of the basic telecommunications services they provide (Article 19). Specifically, one ordinance of the Ministry of Internal Affairs and Communications (the “MIC Ordinance”) requires basic telecommunications services to be provided across Japan because they are regarded as essential to the lives of people in Japan. These are known as “universal services.” These services include telephone subscriber lines (base rates) or optical IP telephones equivalent to telephone subscriber lines, Type 1 Public Telephones (public telephones installed pursuant to the MIC standards) and emergency numbers (110, 118, 119). Telecommunications businesses providing basic telecommunications services are also required to establish and submit to the Minister the terms and conditions of their rates and other terms of service relating to their basic communications services.

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

Universal Service Fund (“USF”)

The USF is a system under which telecommunications carriers cover the costs and expenses necessary to provide universal services. In order to ensure the provision of universal services, the Minister designates a support organization to provide funds to cover a portion of the costs and expenses necessary to provide universal services (Article 107). Grants are made to eligible telecommunications carriers (Article 108) that provide universal services, including in unprofitable regions. In connection with this system, each telecommunications carrier is obligated to make the appropriate amount of payments to cover the costs and expenses requested by the support organization (Article 110). This funding requirement is referred to as the universal fund system. The designated support organization began providing services in 2006.

Under the NTT Law, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2014, the aggregate amount of compensation to NTT East and NTT West was ¥7.4 billion, and in the fiscal year ending March 31, 2015, the aggregate amount of compensation to NTT East and NTT West is expected to be ¥6.9 billion.

Regulations Imposed Only on NTT East and NTT West

Rates

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to notify the Minister of the terms and conditions of their rate warranty agreements for designated telecommunications services (Article 20). These regulations also require that rates and other terms of service for designated telecommunications services provided by Category I designated telecommunications facilities be established and submitted to the Minister.

•

“Category I designated telecommunications facilities” comprise fixed terminal transmission line facilities installed by a telecommunications carrier where the facilities that have been installed by such carrier in a prefecture represent one-half or more of the total number of such facilities in the prefecture, and other ancillary facilities installed together with these facilities whose connection with other telecommunications carriers is essential for improving convenience to subscribers, and for the comprehensive and reasonable development of telecommunications services (designated by the Minister). The main telecommunications facilities of NTT East and NTT West have been designated as Category I designated telecommunications facilities.

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

•

“Price cap regulation” is a system that sets maximum limits on rates. The standard charge index has remained unchanged since October 1, 2013. As the actual charge indexes for NTT East and NTT West have fallen below the level of this standard charge index, no price adjustments pursuant to the price cap regulation have been made.

Interconnection

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to obtain approval of all interconnection agreements from the Minister as holders of Category I designated telecommunications facilities (Article 33). The Minister’s approval is subject, among other things, to the condition that the interconnection rates be fair and proper according to the method stipulated in the MIC Ordinance for computing proper costs under efficient management. NTT East’s and NTT West’s respective interconnection agreements establish their interconnection rates and conditions for interconnection.

Telephone Line Interconnection Charges

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Government stated its intention to introduce an LRIC Methodology. In May 2000, the Telecommunications Business Law was amended to include the introduction of an LRIC Methodology. Since then, the LRIC Methodology has brought about decreases in interconnection charges. As communication traffic declined significantly, in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that Non-Traffic Sensitive (“NTS”) costs (costs which do not vary according to the volume of communication traffic) would be removed from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). In addition, with respect to a portion of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would also be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would therefore be reintroduced as interconnection rate costs.

The Telecommunications Council of 2012 determined, as a result of a review, that the LRIC Methodology will continue to be applied for interconnection charges for the period from the fiscal year ended March 31, 2014 until the fiscal year ending March 31, 2016.

The interconnection charges for NTT East and NTT West for the fiscal year ended March 31, 2014 were set at Group Unit Center (“GC”) interconnection charges of ¥5.39 (an increase of approximately 1.8% from the previous fiscal year) and Intrazone Tandem Center (“IC”) interconnection charges of ¥6.84 (an increase of approximately 0.4% from the previous fiscal year) (in each case for each three-minute increment).

Optical Fiber Line Interconnection Charges

NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”) because the optical fiber owned by NTT East and NTT West qualifies as Category I designated telecommunications facilities under the Telecommunications Business Law.

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West have employed a future cost method to calculate subscriber optical fiber interconnection charges with a calculation period of three years, between the fiscal year ending March 31, 2015 and the fiscal year ending March 31, 2017. The optical fiber interconnection charges are meant to gradually decrease every fiscal year, reflecting the year-on-year increase in demand and decrease in costs. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding the difference between the actual revenue from interconnection charges and actual cost of interconnection charges for the following year and future years, which NTT believes will eliminate the risk of unrecoverable amounts.

The Information and Communications Council and Postal Services Council conducted an evaluation of the issue of setting per-unit interconnection charges for optical bifurcated lines in the passive optical network (Gigabit Ethernet-Passive Optical Network, or “GE-PON”) and determined that there remained issues that needed to be resolved (March 2012 report by the Information and Communications Council and Postal Services Council). To date, the Information and Communications Council has not set per-unit interconnection charges for optical bifurcated lines.

Regulations promulgated under the Telecommunications Business Law require NTT East and NTT West to notify the Minister of (i) plans related to the functions of Category I designated telecommunications facilities, including any changes or additions to such functions (Article 36), and (ii) any agreement to share Category I designated telecommunications facilities with other telecommunications carriers (Article 37).

Prohibited Activities

NTT East and NTT West, as dominant businesses in the fixed voice and IP/packet communications markets, are prohibited from using interconnection information for other than its intended purposes and from giving unfair preferential treatment to any particular telecommunications carrier (Article 30, paragraph 3). Officers of NTT East and NTT West are also prohibited from holding concurrent officer positions at NTT Communications, which was designated by the Minister as a specified relevant carrier (Article 31). Accordingly, NTT Group’s ability to provide services exclusively in collaboration with telecommunications carriers within NTT Group is limited by these regulations. NTT intends to provide services in response to market needs while ensuring that all requirements for fair competition, including the regulations with respect to prohibited activities, are satisfied. However, these regulations may, for example, impede the timely provision of new services by NTT Group or have other adverse effects.

Pursuant to the June 2011 revisions to the Telecommunications Business Law, NTT East and NTT West are required to carry out necessary and proper monitoring of the subsidiaries to which they outsource services to ensure that such subsidiaries do not participate in prohibited activities (Article 31, paragraph 3). At the same time, NTT East and NTT West are obligated to appropriately manage information relating to interconnection services and to establish an appropriate system to monitor the implementation status of interconnection services (Article 31, paragraphs 5 and 6).

Regulations Imposed Only on NTT DOCOMO

Interconnection

Regulations promulgated under the Telecommunications Business Law require NTT DOCOMO to submit to the Minister for approval any interconnection agreements relating to connection with Category II designated telecommunications facilities (Article 34).

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

Prohibited Activities

NTT DOCOMO, as a dominant business in the mobile communications market, is prohibited from using interconnection information for other than its intended purposes and from giving unfair preferential treatment to any particular telecommunications carrier (Article 30, paragraph 3). “Category II designated telecommunications facilities” consist of (a) transmission line facilities connected to mobile phones installed by telecommunications businesses which (i) are installed by the same telecommunications businesses, and (ii) represent ten percent or more of the total number of transmission line facilities in the entire service area, and (b) telecommunications facilities which were installed specifically to provide such telecommunications services for reliable connection with other telecommunications businesses designated by the Minister.

Regulatory Developments

The government’s “JAPAN is BACK” revitalization strategy, approved by the Cabinet in June 2013, states that a conclusion regarding the direction of specific institutional revisions to the Telecommunications Business Law and other laws and regulations shall be reached during 2014. Furthermore, the supplementary provisions to the Law for Partial Revision of the Telecommunications Business Law and the Law Concerning Nippon Telegraph and Telephone Corporation, etc., which came into effect in November 2011 and partially revised the Telecommunications Business Law, stipulate that a review shall be conducted approximately three years after enactment, and appropriate measures to further revise the law shall be taken if required. Based on the above, the Minister held consultations with the Information and Communications Council on “The Ideal State of Information and Communications Policies toward the 2020s.” The Information and Communications Council established the “2020-ICT Infrastructure Policy Task Force,” and its findings are scheduled to be reported around November 2014. While there may be further review of the Telecommunications Business Law and other laws and regulations going forward, the potential impact of such revisions on NTT Group is currently unknown.

NTT Law

The Law for Partial Amendments to the Nippon Telegraph and Telephone Company Act was promulgated in June 1997 and came into effect in July 1999. As a result, the Nippon Telegraph and Telephone Company Act was re-titled the “Law Concerning Nippon Telegraph and Telephone Corporation, Etc.” and NTT was reorganized as a holding company. This law has been revised by the Law for Partial Amendments to the Law Concerning the Telecommunications Business Law, which was promulgated in June 2001 and took effect in November 2001.

Purpose

The NTT Law requires NTT to own all of the shares issued by NTT East and NTT West, to ensure appropriate and stable provision of telecommunications services by these companies, and to engage in research activities relating to telecommunications technologies that form the foundation for telecommunications in Japan.

The NTT Law also requires NTT East and NTT West to manage regional telecommunications businesses as joint-stock companies.

Business Activities

The NTT Law requires NTT to engage in the following business activities: (i) subscribing for and holding the shares issued by NTT East and NTT West and exercising rights as shareholders of such shares; (ii) providing necessary advice, assistance and other related support to NTT East and NTT West; (iii) engaging in research activities relating to telecommunications technologies that form the foundation for telecommunications; and (iv) engaging in business activities incidental to the business activities set forth in (i), (ii) and (iii) above.

In addition to these business activities, the NTT Law provides that NTT may engage in actions necessary to complete such business activities after notifying the Minister.

The NTT Law requires that NTT East and NTT West engage in regional telecommunications business activities in prefectures (activities conducted by establishing telecommunications facilities without using the facilities of other telecommunications business carriers) in the following regions:

•

for NTT East: Hokkaido Prefecture, Aomori Prefecture, Iwate Prefecture, Miyagi Prefecture, Akita Prefecture, Yamagata Prefecture, Fukushima Prefecture, Ibaraki Prefecture, Tochigi Prefecture, Gunma Prefecture, Saitama Prefecture, Chiba Prefecture, Tokyo, Kanagawa Prefecture, Niigata Prefecture, Yamanashi Prefecture and Nagano Prefecture; and

•	for NTT West: Kyoto Prefecture, Osaka Prefecture and all other prefectures not listed above.

The NTT Law also requires NTT East and NTT West to engage in business activities incidental to those set forth above.

Upon notification to the Minister, the NTT Law permits NTT East and NTT West to engage in business activities necessary to achieve their respective purposes and regional telecommunications business activities in any region or prefecture not otherwise designated. In addition, upon notification to the Minister, NTT East and NTT West may engage in telecommunications businesses and other business activities utilizing their equipment, technology or employees, to the extent that there is no interference with the smooth implementation of their regional telecommunications business activities and the maintenance of fair competition in regional telecommunications business activities.

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

•

Adopting resolutions on the appointment or dismissal of corporate directors or corporate auditors of NTT (Article 10). Under the NTT Law, non-Japanese citizens cannot be appointed as corporate directors or corporate auditors of NTT, NTT East or NTT West.

•	Adopting resolutions to change the respective articles of incorporation of NTT, NTT East or NTT West, to merge or dissolve each company, or to appropriate any surplus (Article 11).

•	Changing the business operation plans of NTT, NTT East or NTT West (Article 12).

•	Transferring or mortgaging any significant telecommunications facilities of NTT East or NTT West (Article 14).

In addition to the foregoing, the NTT Law imposes several additional duties on NTT, NTT East and NTT West, including: (i) a duty to submit balance sheets, profit and loss accounts and business reports to the Minister (Article 13); (ii) a duty to abide by orders issued by the Minister (Article 16); and (iii) a duty to comply with requests to submit reports on business activities (Article 17).

Regulatory Developments

The government’s “JAPAN is BACK” revitalization strategy, approved by the Cabinet in June 2013, states that a conclusion regarding the direction of specific institutional revisions to the Telecommunications Business Law and other laws and regulations (likely including the NTT Law) shall be reached during 2014. The supplementary provisions to the Law for Partial Revision of the Telecommunications Business Law and the Law Concerning Nippon Telegraph and Telephone Corporation, etc., which came into effect in November 2011 and partially revised the NTT Law, stipulate that a review shall be conducted approximately three years after enactment, and appropriate measures to further revise the law shall be taken if required. While there may be further review of the NTT Law and other laws and regulations going forward, the impact that such revisions would have on NTT Group is currently unknown.

Radio Act

Under the Radio Act, any establishment of a radio station requires a license from the Minister (Article 4) and changes to the purpose of the radio station, intended audience and topics of communication require approval from the Minister (Article 17).

Mobile communications businesses are required to have a license from the MIC to use radio frequency spectrum. Spectrum allocations are governed by the Radio Act and related statutes and regulations.

The government’s “JAPAN is BACK” revitalization strategy, approved by the Cabinet in June 2013, states that new frequency bands will be assigned by 2014 for the rapid practical implementation of a 4th generation mobile communications system. Although new frequencies are expected to be assigned in the future, the impact on NTT Group is currently unknown.

Matters Relating to NTT’s Shares

Restrictions on the Ratio of Foreign Ownership of the Voting Rights of NTT’s Shares

If the ratio of foreign ownership of voting rights to the total voting rights of NTT’s Shares would equal or exceed one-third, NTT is prohibited from recording the names and addresses of such foreign owners on its shareholder registry and registering such foreign ownership. For purposes of calculating the ratio of foreign ownership, voting rights owned by the following are considered to be voting rights under foreign ownership: (1) any person who is not of Japanese nationality; (2) any foreign government or any of its representatives; (3) any foreign juridical person or association; or (4) subject to the applicable ministerial ordinance of the MIC, any juridical person or association 10% or more of the voting rights of which are directly owned by entities listed in clauses (1) through (3) above.

Government Ownership and Sales of NTT Shares

The NTT Law requires the Government, at all times, to own one-third or more of the total number of issued Shares of NTT. The NTT Law sets forth special provisions regarding the method for calculating the total number of issued Shares of NTT for this purpose (NTT Law, Supplementary Provisions, Article 13), including: (i) if Shares are issued through new Share issuances or the exercise of stock acquisition rights, or in exchange for the acquisition of shares subject to call or put options, the increase in the number of Shares as a result thereof (“Shares Not to be Included in Calculation”) will not be included in the total number of issued Shares; and (ii) if there is a stock split or combination of Shares after the increase in Shares described in clause (i), the number obtained by multiplying the ratio of the stock split or the combination of Shares (if there is a stock split or combination of Shares in two or more stages, the ratio is equal to the product of the ratios for all stages) with the Shares Not to be Included in Calculation would not be included in the total number of issued Shares.

As of March 31, 2014, the total number of issued Shares of NTT was 1,136,697,235, of which the Government owned 405,221,340 Shares or 35.65% of the issued Shares (36.50% of outstanding Shares excluding treasury stock). In December 2000, NTT issued 300,000 new Shares (equal to 30 million Shares after a 100-for-1 stock split in 2009) in a public offering. These Shares are not included in the total number of issued Shares when calculating the percentage of Government-owned Shares. The total number of Government-owned Shares includes Shares which are unregistered because of a failure in the transfer of title, and such Shares are therefore not actually owned by the Government. These Shares are nominally owned by the Government but are excluded from the total number of Shares owned by the Government when calculating the percentage of Government-owned Shares. If these conditions are taken into account, the percentage of Government-owned Shares is 36.60%.

NTT Group’s transactions with Government divisions and agencies are arm’s-length transactions, with the relevant division or agency acting as an individual customer. In its capacity as a shareholder, the Government is entitled to exercise voting rights at NTT general shareholders meetings, and as the largest shareholder, theoretically has the power to have a material impact on a large majority of shareholder meeting resolutions. However, the Government historically has not exercised this authority and has not been directly involved in NTT’s management.

Government Dispositions of NTT Shares

The NTT Law requires that any disposition of the Government’s NTT’s Shares must be within the limits determined by the Diet in the relevant annual budget (NTT Law, Article 7).

Background of Sales and Sale Policy

NTT was established with 15.6 million issued Shares; of the 10.4 million Shares that the Government was allowed to sell (the numbers of Shares held less the 5.2 million Shares representing the one-third of issued Shares that the Government was obligated to hold), the Government sold 5.4 million Shares from 1986 to 1988.

In addition, on December 17, 1990, the Ministry of Finance promulgated a sale policy under which, with respect to the 5.0 million Shares that remained unsold at that point: (a) 2.5 million Shares would systematically be sold at an approximate rate of 500,000 Shares per year; (b) if in later years the market environment allowed it, such sales would be carried out earlier than scheduled; and (c) sales of the remaining 2.5 million Shares would be frozen for a period of time. (However, for the fiscal year ended March 31, 1998, no sales were actually carried out, due to the market environment and other factors.)

For the fiscal year ended March 31, 1999, the Government sold one million Shares in December 1998.

For the fiscal year ended March 31, 2000, the Government designated one million Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 48,000 Shares as treasury stock, and the Government sold the remaining 952,000 Shares in November 1999. The above sale policy announced in December 1990 has expired.

For the fiscal year ended March 31, 2001, the Government sold one million Shares in November 2000.

For the fiscal year ended March 31, 2003, the Government designated one million Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 91,800 Shares as treasury stock on October 8, 2002.

For the fiscal year ended March 31, 2004, the Government designated one million Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 85,157 Shares as treasury stock on October 15, 2003.

For the fiscal year ended March 31, 2005, the Government designated one million Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 800,000 Shares as treasury stock on November 26, 2004.

For the fiscal year ended March 31, 2006, the Government designated 1,123,043 Shares as the maximum number of Shares that it would sell; NTT repurchased all 1,123,043 Shares as treasury stock on September 6, 2005.

For the fiscal year ended March 31, 2012, the Government designated 99,334,255 Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 57,513,600 Shares as treasury stock on July 5, 2011 and an additional 41,820,600 Shares as treasury stock on February 8, 2012.

For the fiscal year ended March 31, 2014, the Government designated 62,166,721 Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 26,010,000 Shares as treasury stock on March 7, 2014.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2012, 2013 and 2014 are shown in the table below:

	Year ended March 31,
	2012	2013	2014
	(in millions of yen)
Regional communications business	¥811,977	¥786,004	¥722,829
Long distance and international communications business	152,348	147,503	168,413
Mobile communications business	726,833	753,660	703,124
Data communications business	133,966	122,113	147,725
Other business	121,486	160,695	150,672

Total	¥1,946,610	¥1,969,975	¥1,892,763

NTT Group used the capital investment amounts shown above, determined on an accrual basis, to acquire tangibles and intangibles. The table below presents the difference between the amount of capital investments shown above and the amount presented on the consolidated statements of cash flows under “Payments for property, plant and equipment” and “Payments for intangibles.”

	Year ended March 31,
	2012	2013	2014
	(in millions of yen)
Payments for property, plant and equipment	¥1,395,087	¥1,538,115	¥1,486,651
Payments for intangibles	458,176	446,588	416,583
Total	1,853,263	1,984,703	1,903,234

Difference in capital investment amounts	¥(93,347)	¥14,728	¥10,471

Capital investment for each principal business segment in the fiscal year ended March 31, 2014 was as follows:

In the regional communications business segment, NTT Group’s emphasis has been on improving customer service and reducing costs by making capital investments to expand its service coverage areas in order to offer diversified services aimed at the further growth of fiber-optic services in response to customer demand. In the areas of fixed-line telephone services and other services, NTT Group made capital investments to ensure and maintain the provision of high-quality, stable universal services and to make full use of its existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments with respect to both a diverse range of services commensurate with the cloud services era and the expansion of domestic and international data centers, among other things.

In the mobile communications business segment, NTT Group invested in service area expansion for Xi by dramatically increasing the number of base stations, bolstering its servers and switchboards in response to the increase in data traffic volume and strengthening its cloud platforms. NTT Group also implemented measures to consolidate and increase the capacity of its facilities and equipment, making construction more efficient and reducing procurement expenses, thereby lowering its capital investments costs while increasing efficiency.

In the data communications business segment, NTT Group made capital investments primarily in the public and financial sectors.

NTT Group records its physical plant assets as follows:

	As of March 31, 2014
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,600,176	¥430,667	¥863,565	¥330,166	¥5,224,574
Long distance and international communications business	210,110	45,749	210,874	810,403	1,277,136
Mobile communications business	1,611,169	200,319	363,571	1,377,508	3,552,567
Data communications business	92,509	50,156	89,272	606,716	838,653
Other business	—	511,851	530,194	281,584	1,323,629

Total	¥5,513,964	¥1,238,742	¥2,057,476	¥3,406,377	¥12,216,559

NTT Group forecasts about ¥1,850.0 billion in capital investments for the fiscal year ending March 31, 2015 as a result of its plans to make efficient capital investments in, among other things, the construction of new facilities in response to demands for Hikari services, the expansion of Xi service areas and increasing network capacity in response to increasing data communications traffic. The following is a breakdown of expected investments by principal business segment:

Year ending March 31,
2015
(in millions of yen)
Total	¥1,850,000

Principal business segments:
Regional communications business	¥688,000
Long distance and international communications business	196,000
Mobile communications business	690,000
Data communications business	140,000

Notes:	(1)	The above figures do not include consumption tax.
	(2)	NTT Group plans to procure the required funds from cash on hand, the issuance of corporate bonds and long-term debt.

Property, Plants and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services in Japan and are generally in good operating condition.

As of March 31, 2014, the total balance sheet amount of NTT Group’s fixed assets was ¥37,976.0 billion. The breakdown of these fixed assets is 34.1% telecommunications equipment (primarily central office equipment including switching installations); 40.6% telecommunications service lines; 16.0% building and structures; 5.1% machinery, vehicles and tools (vehicles, office equipment, fixtures, etc.); 3.3% land; and 0.9% construction in progress.

NTT Group networks are continually being updated, and NTT Group believes that its networks are appropriate for its present operations. In response to the rapid expansion of broadband services, NTT Group is working to upgrade and expand IP services, such as fiber-optic access services, and mobile communications services, such as Xi, as well as to increase the efficiency of its capital investments in existing facilities.

Procurement

As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today’s rapidly developing information and communications sector, NTT Group is making an effort to increase management efficiency and provide superior services to its customers. To realize this goal, NTT Group provides fair and competitive opportunities to a wide range of both domestic and foreign suppliers, and seeks economically rational procurement of competitive products and services that meet its business needs.

To continue to fulfill its social responsibility goals, NTT Group is taking steps to avoid the use of conflict minerals, to comply with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding such use and also to promote product procurement that reflects the consideration of environmental, human rights and other issues.

Research and Development

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT Group has engaged in research and development of fundamental technologies that contribute to the provision of safe and secure cloud services, a superior user experience for each and every user, and highly competitive network services, in order to contribute to the realization of a more comfortable and enriched society serviced by a wide range of devices connected to the cloud. NTT worked to achieve technological development based on market trends and to formulate business plans through its “General Production System” in order to promptly commercialize the results of its research and development. In addition, to create new value, NTT promoted open innovation through collaboration with external organizations and engaged in research on advanced technologies for the future.

Research and Development Contributing to the Provision of Safe and Secure Cloud Services

By participating in the community that develops the open-source software “OpenStack” to build a cloud computing platform, NTT Group efficiently met its customers’ needs and developed functions for differentiating NTT Group from its competitors, contributing to the early provision of a user-friendly cloud service in which customers can effortlessly put in place their network architectures in the cloud.

NTT became the world’s first company to develop a statistical analysis system incorporating secure computation technology at the commercial level as a security platform for the secure use of cloud services, which enables encrypted data to undergo statistical processing without being decrypted.

In the big data field, where the privacy of personal data is paramount, NTT Group developed an anonymization system that maintains the usability of personal data while ensuring advanced security.

To promote further dissemination of Jubatus, an open-source processing platform for the real-time analytical processing of big data, NTT launched a support service to provide installation and operational support in response to customer requests.

Research and Development Contributing to the Realization of a Superior User Experience

Against a background of growing requirements for the distribution of 4K and 8K high-definition video, NTT developed the world’s highest-level compression software.

NTT also developed “Dialogue Engine” technology that enables natural conversation between humans and computers, through computers’ correct recognition of the conversation topic and context, and creation and selection of responses from a vast amount of data.

Research and Development Contributing to the Provision of Highly Competitive Network Services

To strengthen its network service competitiveness, NTT undertook research and development aimed at creating carrier networks that utilize virtualization technologies, developing technology for achieving highly reliable network services on an inexpensive general-purpose server and technology for flexibly and rapidly providing services by automatic settings, and utilizing elemental technology to achieve the world’s fastest transfer speeds on a general-purpose server using a software switch.

NTT continued to develop “edge computing technology”—the installation of an edge server close to smartphones or other devices to disperse certain processes. This is a new form of network technology that enables the real-time provision of services, reduces traffic between M2M equipment involving frequent communications and servers, and allows for faster application speeds in a way that is not equipment-dependent.

Based on lessons learned from the Great East Japan Earthquake, NTT has developed an “ICT Car,” a vehicle equipped with equipment to provide ICT services such as telephone calls and information processing in compact form, to enable communication for prompt recovery in the event of a large-scale disaster.

Promoting Open Innovation

NTT collaborated with Toray Industries, Inc. to develop the advanced nanofiber material “hitoe,” a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform.

In partnership with DWANGO Co., Ltd., NTT created an immersive visual experience through the high-quality distribution of images from ceiling-wide cameras installed in the Nicofarre performance venue, and developed viewing quality optimization technology that optimizes quality during the distribution of images according to customers’ equipment environment and the degree of network congestion.

Through joint research with Japan Aerospace Exploration Agency (JAXA), NTT succeeded in the world’s first microwave electric-field measurement in plasma within a microwave discharge ion engine (a form of electric propulsion used on spacecraft that creates thrust by accelerating ions and generates plasma using microwaves) for use on asteroid probes, utilizing a sensor that combines optical fiber and electro-optic crystal. This development contributes to the body of research on the plasma production mechanism.

Promoting Advanced Research

NTT developed “Buru-Navi 3,” a far more compact version of its “Buru-Navi” technology that uses the characteristics of human perception to guide the user by generating the sense of being drawn along by special vibrations.

NTT also developed a novel integration technology based on nanophotonics, the first of its kind in the world, aimed at a drastic reduction in energy consumption in the ICT field, which makes it possible to replace the electrical wiring on a processor chip with a high-density optical network.

In addition, NTT developed sensor equipment incorporating a wireless circuit operating at nanowatt-level (1 nanowatt = 1 billionth of 1 watt) power consumption, with the goal of creating new services utilizing sensor equipment that requires less maintenance.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2014, NTT Group worked to expand its Global Cloud services and strengthen its network service competitiveness in line with its Medium-Term Management Strategy adopted in November 2012, entitled “Towards the Next Stage.”

Status of Expansion of Global Cloud Services

NTT Group worked to expand Global Cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services, from information and telecommunications platforms, such as data centers and the IP backbone, to ICT management and applications.

In the field of research and development, NTT Group established a new research and development base, NTT Innovation Institute, Inc. (“NTT I3”), in North America, an intensely competitive area, in order to rapidly develop and bring to market world-class security and cloud technologies. The unique consulting tools developed by NTT I3 have already led to the receipt of new orders from customers.

To strengthen the framework for its provision of a broad lineup of Global Cloud services, NTT Group acquired the following subsidiaries: security services provider Solutionary, Inc., data center service provider RagingWire Data Centers, and network service provider Virtela Technology Services, Incorporated, all of which are headquartered in the United States. To strengthen the provision of teleconferencing services, NTT Group acquired Arkadin International SAS (head office: France), a provider of a wide range of conference-related solutions covering audio, web and video conferencing in 32 countries worldwide. In addition, NTT Group acquired everis Group (head office: Spain), a provider of a wide range of ICT services, to strengthen NTT Group’s operating base in Europe and Latin America.

In order to strengthen its provision of data center services, NTT Group established new data centers in Hong Kong, which has a high concentration of financial institutions with significant requirements for high-quality and reliable ICT environments, as well as in Malaysia, where there is little impact from natural disasters, and in Tokyo, with its highly convenient transportation systems. The strengths of these data centers include safe facilities and high-quality networks.

A number of NTT Group companies collaborated to obtain orders from companies such as Yum! Brands, Inc. (head office: United States), one of the world’s largest restaurant chain operators, whose portfolio includes Kentucky Fried Chicken and Pizza Hut, for the provision of cloud-based collective systems for operations and outsourcing services, and from the Texas Department of Transportation, for optimization solutions and operation services for its core systems.

Status of Efforts to Strengthen Network Service Competitiveness

In the fixed-line communications field, NTT Group worked to increase new subscriptions for its “FLET’S Hikari” service, including launching the new service “Donto Wari,” which offers subscribers a discount on monthly charges, commencing from the start of use for a maximum of two years.

In the mobile communications field, NTT Group worked to expand the use of smartphones, including launching sales of the iPhone*, and at the same time further expanded the service area of its Xi service (LTE service). In addition, NTT Group launched its “Quad-Band LTE” service supporting the following four frequency bands: 800MHz, 1.5GHz, 1.7GHz and 2GHz, providing an environment with even greater network convenience for users.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO., LTD.

To strengthen its network service competitiveness, NTT Group endeavored to cut costs in fixed-line and mobile communications services. Specifically, NTT Group worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing equipment, while cutting the costs associated with initiating optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees, and working to further improve efficiency in its maintenance and operations business.

Status of Efforts to Promote Corporate Social Responsibility (“CSR”)

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and worked toward proactive information disclosure based on the eight Priority Activities of the “NTT Group CSR Priority Activities” plan and quantitative indicators, which were established in accordance with the “NTT Group CSR Charter” to promote collective group initiatives.

Specifically, to “help to build a sustainable society through providing value to customers,” NTT Group’s solutions, which enable the resolution of issues, including those associated with Japan’s aging population and lack of medical resources, while also facilitating continuity of medical operations in the event of a natural disaster, were adopted, constructed and deployed in the Ishinomaki/Kesennuma medical care districts of Miyagi Prefecture.

Furthermore, as a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest organization for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for climate change disclosure. NTT Group was also the only Japanese telecommunications provider to achieve a position in the Climate Disclosure Leadership Index (CDLI).

Moreover, NTT Group continued to promote initiatives aimed at “ensuring stable and reliable services as critical infrastructure,” including improving the earthquake resistance and water resistance of exchange offices and re-examining its transmission lines in light of lessons learned from the Great East Japan Earthquake.

Consolidated Operating Revenues, Operating Expenses, Operating Income, Income Before Income Taxes and Net Income Attributable to NTT

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2014 were 10,925.2 billion yen (an increase of 2.1% from the previous fiscal year). Consolidated operating expenses were 9,711.5 billion yen (an increase of 2.2% from the previous fiscal year). As a result, consolidated operating income was 1,213.7 billion yen (an increase of 1.0% from the previous fiscal year), consolidated income before income taxes was 1,294.2 billion yen (an increase of 8.1% from the previous fiscal year), and consolidated net income attributable to NTT was 585.5 billion yen (an increase of 12.2% from the previous fiscal year). See “Item 5—Results of Operations—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013” for an analysis of consolidated results of operations.

Business Outlook

Business Developments Pursuant to the Medium-Term Management Strategy

Based on the Medium-Term Management Strategy “Toward the Next Stage,” NTT Group is committed to creating new services and generating business opportunities through collaboration with a wide range of market players, with the aim of becoming a “valued partner” that customers continue to select.

Specifically, NTT Group seeks to implement the following initiatives.

—Expansion of Global Cloud Services—

NTT Group continues to provide cloud migration services to meet its customers’ wide-ranging needs, including pre-migration consulting and post-migration operations and management, and intends to further strengthen its framework for providing a broad lineup of Global Cloud services, from information and telecommunications platforms, such as networks and data centers, to cloud platforms, ICT management and applications.

In addition, to address the critical issue of security, which relates to the safe and secure use of cloud services, NTT Group intends to implement effective and efficient research and development by promoting collaboration among NTT Group research and development bases, including NTT I3, which was established during the fiscal year ended March 31, 2014, and with external business partners.

As a result of the above, NTT aims to significantly increase overseas sales, and to increase the proportion of corporate sales represented by overseas sales.

—Strengthening Network Service Competitiveness—

In the fixed-line communications field, NTT Group is working to achieve further penetration and expansion of fiber-optic lines by creating new lifestyle-based ICT use scenarios. In the mobile communications field, NTT Group is aiming to further strengthen “devices (handsets),” “networks,” “services” and “billing plans and sales channels.”

In addition, NTT Group plans to control capital investment as appropriate according to changes in business models and the market. To handle rapidly increasing traffic volumes, NTT Group will seek to anticipate fluctuations in demand and promote research and development aimed at realizing technologies that can be efficiently controlled by software, thereby building efficient infrastructure. NTT Group also intends to establish simple and highly efficient business operations through continued efforts to cut costs associated with installing optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees, and to further improve efficiency in its maintenance and operations business.

As a result of the above efforts, NTT Group expects to further reduce costs related to fixed-line and mobile communications services and will continue to comprehensively strengthen the competitiveness of its existing network services. In addition, NTT Group aims to reduce its capex to sales ratio in the areas of information and telecommunications services by significantly streamlining capital investments. See “Item 4—Information on the Company—Capital Investments” for a discussion of capital investment. NTT plans to effectively utilize the funds generated through such increased efficiency in areas such as M&A activity focused on cloud-related business and on returns to shareholders.

Through these efforts, NTT Group hopes to achieve EPS growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

—Promoting Corporate Social Responsibility (“CSR”)—

Based on its social mission to contribute to society through ICT in order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter.” NTT Group also intends to increase management transparency by further enhancing the content of CSR reports and website content and promoting information disclosure relating to NTT Group’s initiatives.

With respect to environmental issues, which are a global concern, NTT Group will endeavor to reduce the environmental burden associated with its own business activities and contribute to reducing the environmental burden on society as a whole through the utilization of ICT services, and will further undertake environmental contribution initiatives involving NTT Group employees.

Furthermore, in light of the extent of the predicted damage expected to occur as a result of a future large-scale earthquake, NTT Group will take steps to achieve reliable network operation by promoting initiatives that include ensuring power supplies for telecommunications facilities in the event of prolonged power outages. NTT Group also plans to build security countermeasures capable of handling wide-scale and diversified cyberattacks.

Results of Operations

The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013

Telecommunications Circuit Facilities, etc.

In order to provide high-quality telecommunications services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2013 and March 31, 2014:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2013	As of Mar. 31, 2014	Change	Percent Change
Telephone Subscriber Lines(1)	25,042	23,000	(2,043)	(8.2)%
NTT East	12,289	11,272	(1,017)	(8.3)%
NTT West	12,753	11,727	(1,026)	(8.0)%

	As of Mar. 31, 2013	As of Mar. 31, 2014	Change	Percent Change
INS-Net(2)	3,724	3,366	(358)	(9.6)%
NTT East	1,914	1,719	(195)	(10.2)%
NTT West	1,810	1,647	(163)	(9.0)%
Telephone Subscriber Lines + INS-Net	28,766	26,366	(2,401)	(8.3)%
NTT East	14,203	12,992	(1,211)	(8.5)%
NTT West	14,563	13,374	(1,189)	(8.2)%
Public Telephones	210,448	195,514	(14,934)	(7.1)%
NTT East	100,564	93,424	(7,140)	(7.1)%
NTT West	109,884	102,090	(7,794)	(7.1)%
FLET’S ISDN	127	109	(18)	(14.1)%
NTT East	58	48	(10)	(16.7)%
NTT West	69	61	(8)	(12.0)%
FLET’S ADSL	1,848	1,483	(365)	(19.7)%
NTT East	858	667	(191)	(22.2)%
NTT West	990	816	(174)	(17.6)%
FLET’S Hikari(3)	17,300	18,050	750	4.3%
NTT East	9,750	10,187	437	4.5%
NTT West	7,550	7,863	313	4.1%
FLET’S Hikari Light	661	875	214	32.4%
NTT East	437	542	105	24.1%
NTT West	224	333	109	48.6%
Hikari Denwa	15,169	16,256	1,087	7.2%
NTT East	8,085	8,694	610	7.5%
NTT West	7,084	7,562	477	6.7%
Conventional Leased Circuit Services	260	250	(10)	(3.8)%
NTT East	128	122	(6)	(4.5)%
NTT West	132	128	(4)	(3.2)%
High Speed Digital Services	152	144	(8)	(5.3)%
NTT East	80	74	(5)	(6.8)%
NTT West	72	69	(3)	(3.8)%
NTT Group Major ISPs(4)	11,611	11,466	(145)	(1.3)%
OCN	8,207	8,155	(53)	(0.6)%
Plala	3,071	2,974	(97)	(3.2)%
Hikari TV	2,453	2,823	370	15.1%
FLET’S TV Transmission Services	1,003	1,161	158	15.7%
NTT East	714	802	87	12.2%
NTT West	289	359	70	24.3%
Mobile(5)	61,536	63,105	1,569	2.6%
Xi	11,566	21,965	10,399	89.9%
FOMA(6)	49,970	41,140	(8,830)	(17.7)%
sp-mode	18,285	23,781	5,497	30.1%
i-mode	32,688	26,415	(6,273)	(19.2)%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of Mobile (including FOMA) service subscribers includes communication module service subscribers.

(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2013	2014	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,700.7	10,925.2	224.4	2.1%
Fixed voice related services(1)	1,712.9	1,578.9	(133.9)	(7.8)%
Mobile voice related services(1)	1,257.5	1,052.6	(204.9)	(16.3)%
IP/Packet communications services(1)	3,712.8	3,711.9	(0.9)	(0.0)%
Sales of telecommunications equipment	844.9	969.7	124.8	14.8%
System integration(1)	2,010.0	2,275.0	265.1	13.2%
Other(1)	1,162.8	1,337.0	174.3	15.0%
Operating expenses	9,498.8	9,711.5	212.7	2.2%
Operating income	1,202.0	1,213.7	11.7	1.0%
Other income (expenses)(2)	(4.3)	80.5	84.9	—
Income before income taxes and equity in earnings (losses) of affiliated companies(2)	1,197.6	1,294.2	96.5	8.1%
Income tax expense (benefit)(2)	474.0	486.5	12.6	2.7%
Equity in earnings (losses) of affiliated companies(2)	(16.1)	(50.8)	(34.7)	—
Net income(2)	707.6	756.9	49.3	7.0%
Less—net income attributable to noncontrolling interests	185.7	171.4	(14.3)	(7.7)%
Net income attributable to NTT(2)	521.9	585.5	63.5	12.2%

(1)	Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/Packet communications services revenues” as “Other revenues,” and part of its “Other revenues” as “System integration revenues.” Results for the fiscal year ended March 31, 2013 reflect such reclassification.

(2)	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” and “Net income attributable to NTT” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 6 to the Consolidated Financial Statements.

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2014 increased 2.1% from the previous fiscal year to ¥10,925.2 billion. This increase was due to such factors as an increase in handset sales revenues resulting from an increase in smartphone sales, an increase in system integration revenues in conjunction with an increase in overseas sales, partially offset by a continued decline in voice related revenues.

Operating revenues for each service category for the fiscal year ended March 31, 2014 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services it provides in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2014 decreased 7.8% from the previous fiscal year to ¥1,578.9 billion, accounting for 14.5% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increasing popularity of mobile phones, competition with optical IP telephones and fixed line services provided by other businesses.

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as Xi and FOMA.

Mobile voice related revenues for the fiscal year ended March 31, 2014 decreased 16.3% from the previous fiscal year to ¥1,052.6 billion, accounting for 9.6% of total operating revenues. This was due to a decrease in voice ARPU arising from a decrease in billable MOU and the penetration of the “Monthly Support” discount programs in conjunction with increased smartphone sales, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Mobile Communications Business Segment.” MOU refers to the average monthly minutes of use per subscriber.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari and FLET’S ADSL, and a portion of the services it provides in the long distance and international communications business segment, such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as Xi and FOMA packet communications services.

In the fiscal year ended March 31, 2014, revenues from IP/packet communications services decreased very slightly from the previous fiscal year to ¥3,711.9 billion, accounting for 34.0% of total operating revenues. In spite of increased subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business segment and an increase in the number of smartphone users in the mobile communications business segment, revenues decreased slightly due to factors such as the migration to low-priced services in the long distance and international communications business segment and the impact of “Monthly Support” discount programs in the mobile communications business segment.

Sales of Telecommunications Equipment

This category includes a portion of the services NTT Group provides in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2014, revenues from telecommunications equipment sales increased 14.8% from the previous fiscal year to ¥969.7 billion, accounting for 8.9% of total operating revenues. This increase was due to steady sales of handsets such as smartphones in the mobile communications business segment.

System Integration

NTT Group’s system integration services include its data communications business segment and a portion of the services it provides in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2014, revenues from system integration increased 13.2% from the previous fiscal year to ¥2,275.0 billion, accounting for 20.8% of total operating revenues. This increase was due to factors such as an increase in overseas sales.

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and research and development.

In the fiscal year ended March 31, 2014, revenues from other services increased 15.0% from the previous fiscal year to ¥1,337.0 billion, accounting for 12.2% of total operating revenues. This increase was due mainly to an increase in revenues associated with operations in new business sectors in the mobile communications business segment and an increase in revenues from the real estate business and construction and electricity businesses.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2014 increased 2.2% from the previous fiscal year to ¥9,711.5 billion. The reasons for the increase are discussed below. Personnel expenses and expenses for purchase of goods and services and other expenses below are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2014 increased 1.3% from the previous fiscal year to ¥2,158.6 billion. This increase was mainly due to the effect of exchange rate fluctuations on overseas subsidiaries.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2014, cost of services and equipment sold and selling, general and administrative expenses collectively increased 4.6% from the previous fiscal year to ¥5,259.5 billion. Improving operational efficiency reduced expenses in the regional communications business segment, long distance and international communications business segment and mobile communications business segment. However, overall expenses increased compared with the previous fiscal year as a result of, among other things, an increase of ¥21.0 billion in the wholesale unit prices of communications handsets resulting from the expansion of smartphone sales in the mobile communications business segment and the effect of exchange rate fluctuations on overseas subsidiaries.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2014 decreased 1.0% from the previous fiscal year to ¥1,880.3 billion. This decrease was mainly due to a reduction in investments as a result of making more efficient capital investments and a reduction of ¥23.3 billion as a result of the revision of the expected useful life of metal cables.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2014 was ¥1,213.7 billion, an increase of 1.0% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2014 was ¥80.5 billion, compared to other expenses of ¥4.3 billion in the previous fiscal year. This was mainly due to a gain of ¥60.0 billion resulting from the exchange of NTT’s leasehold interest for the right to acquire the building it occupies and a decrease of ¥8.3 billion in loss on valuation of securities from the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2014 increased 8.1% from the previous fiscal year to ¥1,294.2 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2014, income tax expense increased 2.7% from the previous fiscal year to ¥486.5 billion. The increase was due to the “Law Revising a Portion of the Income Tax Act” and other laws being enacted on March 20, 2014, changing, among other things, the tax rates for consolidated accounting fiscal years starting on or after April 1, 2014. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities decreased from approximately 38% to approximately 36%. As a result, net deferred income taxes decreased by ¥12.6 billion, which amount is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. The actual effective tax rate was 39.57% in the fiscal year ended March 31, 2013, and 37.59% in the fiscal year ended March 31, 2014. The decrease in the actual effective tax rate is due to, among other things, the decrease in expenses that are not deductible for tax purposes, the net change in valuation allowance, and equity in earnings (losses) of affiliated companies.

Equity in earnings (losses) of affiliated companies

Equity in losses of affiliated companies for the fiscal year ended March 31, 2014 were ¥50.8 billion (compared to ¥16.1 billion for the previous fiscal year). This was due to, among other things, an increase in impairment losses for the fiscal year ended March 31, 2014 to ¥51.2 billion (compared to ¥6.8 billion for the previous fiscal year) recognized on “Investment in affiliated companies” related to Indian telecommunications carrier Tata Teleservices Limited (“TTSL”).

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2014 was ¥756.9 billion, an increase of 7.0% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2014 was ¥585.5 billion, an increase of 12.2% from the previous fiscal year.

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

The long distance and international communications business segment principally comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services, sales of telecommunications equipment and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises building maintenance, real estate rentals, systems development, leasing activities and other services related to research and development.

An overview of the operational results for each business segment is as follows:

The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013

		Fiscal Year Ended March 31, 2014
Service Types		Operating Revenues (¥ million)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,519,643	(7.9)%
	IP/packet communications services	1,516,483	1.5%
	System integration services	165,168	11.2%
	Other services	371,016	1.3%
	Subtotal	3,572,310	(2.4)%
	Intersegment	442,948	(2.8)%
	Total for regional communications business	3,129,362	(2.3)%

Long distance and international communications business	Fixed voice related services	347,296	(7.2)%
	IP/packet communications services	373,340	(1.2)%
	System integration services	919,340	23.7%
	Other services	169,926	4.7%
	Subtotal	1,809,902	9.2%
	Intersegment	96,463	(6.6)%
	Total for long distance and international communications business	1,713,439	10.2%

Mobile communications business	Mobile voice related services	1,065,196	(16.4)%
	IP/packet communications services	1,890,592	(0.2)%
	Other services	1,505,415	15.7%
	Subtotal	4,461,203	(0.2)%
	Intersegment	38,589	(1.3)%
	Total for mobile communications business	4,422,614	(0.2)%

Data communications business	System integration services	1,343,855	3.1%
	Intersegment	122,374	(18.1)%
	Total for data communications business	1,221,481	5.8%

Other business	Other services	1,328,526	6.1%
	Intersegment	890,248	(0.6)%
	Total for other business	438,278	22.9%

Total Consolidated Operating Revenues		10,925,174	2.1%

(1)	Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business and other businesses, NTT has reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/packet communications services revenues” as “Other services revenues,” and part of its “Other services revenues” as “System integration services revenues.” Results for the fiscal year ended March 31, 2013 (used to calculate the figures in the “Comparison with Previous Fiscal Year” column) reflect such reclassification.

Note:	The above figures do not include consumption tax or other taxes.

(1)	Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2014 decreased to ¥3,572.3 billion (a decrease of 2.4% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses as a result of a decline in the number of employees in this segment, as well as a ¥23.3 billion decrease in depreciation and amortization expenses from the revision of the expected useful life of metal cables, operating expenses decreased to ¥3,445.1 billion in the fiscal year ended March 31, 2014 (a decrease of 3.4% from the previous fiscal year).

As a result, segment operating income in the fiscal year ended March 31, 2014 increased 36.9% to ¥127.2 billion.

The state of operations for each service in the regional communications business segment was as follows:

(Fixed Voice Related Services)

In conjunction with the shift in customer needs from subscriber line telephones and INS-Net to mobile phones, IP telephones, and similar devices, the number of subscriptions for telephone subscriber services fell to 23,000 thousand as of March 31, 2014, a decrease of 2,043 thousand subscribers from the previous fiscal year.

As a result of the continued contraction in demand for INS-Net services due to the spread of broadband access services, the number of INS-Net subscribers as of March 31, 2014 fell to 3,366 thousand, a decrease of 358 thousand INS-Net subscribers from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2013	2014	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	12,289	11,272	(1,017)	(8.3)%
INS-Net subscriptions	1,914	1,719	(195)	(10.2)%

NTT West:
Telephone subscriptions	12,753	11,727	(1,026)	(8.0)%
INS-Net subscriptions	1,810	1,647	(163)	(9.0)%

Telephone subscriber line ARPU in the fiscal year ended March 31, 2014 was ¥2,400 for NTT East and ¥2,380 for NTT West, a decrease of ¥50 (2.0%) and ¥30 (1.2%), respectively, from the corresponding figures in the previous fiscal year. INS-Net subscriber line ARPU in the fiscal year ended March 31, 2014 was ¥5,030 for NTT East and ¥4,890 for NTT West. INS-Net subscriber line ARPU for NTT East decreased ¥30 (0.6%) but remained unchanged for NTT West from the previous fiscal year. As a result, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,760 for NTT East and ¥2,690 for NTT West, a decrease of ¥50 (1.8%) and ¥30 (1.1%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Footnote 2, ‘ARPU: Average monthly revenue per unit’” and “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how ARPU is calculated for telephone subscriber and INS-Net services.

The numbers of registrations to MYLINE, a phone company selection service, were as follows:

	As of March 31,
	2013	2014	Change
Intra-city:
NTT East	54.9%	55.7%	0.8%
NTT West	52.2%	52.9%	0.7%
NTT Communications	33.9%	33.3%	(0.6)%

Intra-prefectural and inter-city:
NTT East	51.2%	52.0%	0.8%
NTT West	48.8%	49.7%	0.9%
NTT Communications	34.8%	34.2%	(0.6)%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2014 were ¥5.29 per three minutes for GC interconnection charges and ¥6.81 per three minutes for IC interconnection charges. Revenues (including subsidies to NTT East and NTT West) from these access charges for the fiscal year ended March 31, 2014 decreased by ¥9.2 billion from the previous fiscal year to ¥63.2 billion for NTT East and by ¥9.7 billion from the previous fiscal year to ¥70.4 billion for NTT West.

Although NTT offers dedicated fixed-rate, high-quality access services for business users, as a result of the provision of services such as “Business Ether WIDE,” which utilizes the NGN, and other Ethernet services suited to low-cost and highly reliable local area network (“LAN”) communications, as well as the shift in demand for IP system services such as “FLET’S VPN WIDE,” the decreasing trend in the number of subscribers to leased circuit services is continuing.

The number of subscriptions for leased circuit services in the regional communications business segment was as follows:

	As of March 31,
	2013	2014	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	128	122	(6)	(4.5)%
High-speed digital circuits	80	74	(5)	(6.8)%
NTT West:
Conventional leased circuits	132	128	(4)	(3.2)%
High-speed digital circuits	72	69	(3)	(3.8)%

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group has worked to build a solid revenue base by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, NTT East began offering its corporate customers “FLET’S Hikari Next Prio,” a priority bandwidth optical broadband service that offers a maximum communication speed of around 1 Gbps as well as stable and reliable communications. NTT East also began offering “FLET’S Hikari” users “FLET’S Azukeru,” an online storage service for photos and video, which enables sharing and viewing of the data. NTT West launched “Donto Wari,” a service aimed at promoting new subscriptions to “FLET’S Hikari” by providing further discounts on monthly charges after applying “Hikari Motto2 Wari,” for a maximum of two years from commencement of use of FLET’S Hikari. In addition, NTT West introduced “FLET’S Smart Pay,” a simple and easy-to-install payment service for stores that use “FLET’S Hikari,” which aims to help stimulate business in downtown stores by further spreading and increasing the use of non-cash payments. As a result, the number of subscriptions to “FLET’S Hikari” as of March 31, 2014 was 18,050 thousand, an increase of 750 thousand subscriptions over the previous fiscal year.

Moreover, the number of Hikari Denwa subscriptions increased by 1,087 thousand channels from the previous fiscal year to 16,256 thousand channels, and the number of FLET’S TV subscriptions increased by 158 thousand over the previous fiscal year to 1,161 thousand subscriptions.

The numbers of subscriptions for “FLET’S Hikari,” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2013	2014	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari(1)	9,750	10,187	437	4.5%
FLET’S ADSL	858	667	(191)	(22.2)%
Hikari Denwa (channels)	8,085	8,694	610	7.5%
FLET’S TV Transmission Service	714	802	87	12.2%

NTT West:
FLET’S Hikari(1)	7,550	7,863	313	4.1%
FLET’S ADSL	990	816	(174)	(17.6)%
Hikari Denwa (channels)	7,084	7,562	477	6.7%
FLET’S TV Transmission Service	289	359	70	24.3%

(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

FLET’S Hikari ARPU for the fiscal year ended March 31, 2014 was ¥5,660 for NTT East and ¥5,830 for NTT West, ¥200 (3.4%) and ¥50 (0.9%) lower, respectively, than in the previous fiscal year. The main reason for these decreases was the expansion of cheaper rate plans and discount services.

See “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group has conducted efficient and effective business activities in the fields of medicine, education and governmental services to enable regional customers to utilize ICT, primarily by providing solutions tailored to specific businesses based on industry characteristics and trends.

In the area of medicine, NTT Group began offering “Biz Hikari Cloud Future Clinic 21 Warp,” an electronic medical records service for clinics. This service helps reduce initial implementation costs, while allowing medical clinics to enter data in electronic records easily and quickly through icon operations using a pen and hand writing.

In the area of education, NTT Group began offering “Biz Hikari Cloud Omakase Komu,” a safe, reliable and simple school administration support service(1) for elementary and junior high schools, which eliminates the need to purchase servers and other hardware by providing school administrative applications from NTT East’s highly secure cloud environment.

In the area of governmental services, NTT Group began offering “Biz Hikari Cloud Anpi Kakunin Service,” a service that allows officials to verify government workers’ well-being during major disasters, and added the “Local Disaster Preparedness Hazard Map” to the “Biz Hikari Cloud” service lineup, allowing local residents to easily create and share local disaster preparedness maps.

(1)

A system that allows staff at elementary and junior high schools to conduct administrative activities in the staffroom using information communication technology (“ICT”). Information that was previously recorded by hand (student information and grades, etc.) is instead added to a database, which enables the centralization of processes and improves efficiency.

(Sales of Telecommunications Equipment)

With respect to telecommunications equipment, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

(2) Long Distance and International Communications Business Segment

Despite a decline in fixed voice related revenues, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2014 increased to ¥1,809.9 billion (an increase of 9.2% from the previous fiscal year) due to, among other things, the depreciation of the yen and an increase in system integration revenues as a result of an increase in overseas sales and in the number of consolidated subsidiaries. On the other hand, despite improved operating efficiency, operating expenses for the fiscal year ended March 31, 2014 increased to ¥1,682.4 billion (an increase of 9.5% from the previous fiscal year) due to the depreciation of the yen, an increase in revenue-linked expenses and an increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2014 was ¥127.5 billion (an increase of 5.1% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

NTT Group continued to respond to a variety of customer needs for telephone services through domestic and international telephone services such as “PL@TINUM LINE.”

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2013	2014	Change
Inter-prefectural	81.9%	82.3%	0.4%
International	80.6%	80.9%	0.3%

(IP/Packet Communications Services)

For individual customers, in August 2013, NTT Group re-launched “OCN Mobile Entry d LTE 980,” a mobile data communications service, as “OCN Mobile ONE,” an LTE-compatible service, with five alternative plans based on levels of data volume and transmission speeds, offered by NTT DOCOMO. To further facilitate customer access to this service, in December 2013, NTT became the first company to sell the service through convenience stores in Japan. NTT Group also worked to expand functions and enhance the quality of the 050IP phone app “050 plus.”

For corporate customers, NTT Group established and commenced operation of new platforms (telecommunications facilities) for its “Arcstar UCaas,” a cloud-based unified communications service for seamless domestic and international business in Europe and the U.S., in response to customers’ increased need to conduct seamless global communications, even while overseas.

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2013	2014	Change	Percent change
	(in thousands)
IP-VPN	105	87	(17)	(16.7)%
OCN (ISP)	8,207	8,155	(53)	(0.6)%
Plala (ISP)*	3,071	2,974	(97)	(3.2)%
Hikari TV*	2,453	2,823	370	15.1%

*	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

(System Integration Services)

In its cloud migration services, where NTT Group offers one-stop services from systems consulting to design, engineering and systems migration for the transition to cloud computing, NTT Group actively promoted the globalization and increased sophistication of its services both in Japan and overseas through the provision of core systems solutions with cloud-based ERP packages. In addition, NTT Group began offering the world’s first cloud migration service, “On-premises connection,” providing support for smooth migration from an on-premises environment to cloud networks, through the business cloud service “Biz Hosting Enterprise Cloud.”

With respect to global business, NTT Group endeavored to respond to the needs of multinational companies by enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group provided global one-stop, comprehensive ICT services, primarily through Dimension Data, which has offices in 58 countries around the world.

In 2013 Dimension Data announced an ambitious five-year strategy and updated its operating model. This included the establishment of three service units: Systems Integration Services, IT Outsourcing, and ITaaS. These are focused on driving efficiencies and effectiveness into the company’s offerings, and enhancing its ability to cater to client consumption-model preferences. Dimension Data also established five business units, which expand on the capabilities of its previous business lines to include a broader business focus and greater client relevance. These business units are Networking, Communications, Data Centres, End-user Computing, and Security. At the same time, the company introduced a matrix structure within its Systems Integration Services business, to support its growth aspirations and drive greater speed, focus and accountability.

The company’s execution priorities include responding to changes in the market, profitably growing its existing Systems Integration Services business, further improving the client experience and operational effectiveness, and building on the company’s culture.

Dimension Data is currently prioritizing the following initiatives: enhancing the company’s remote maintenance services, which are a key source of revenue; improving market competitiveness and gaining market share in networking, security, and communications; driving the company’s technology value proposition; and aggressively expanding into IT outsourcing.

(3) Mobile Communications Business Segment

Despite an increase in revenues from communications handset sales as a result of robust smartphone sales efforts, and an increase in revenues associated with operations in new business sectors, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2014 decreased to ¥4,461.2 billion (a decrease of 0.2% from the previous fiscal year) due to a decline in voice revenues as a result of the impact of “Monthly Support” discount programs and a decrease in billable MOU. On the other hand, in spite of the promotion of cost-cutting efforts, operating expenses for the fiscal year ended March 31, 2014 increased to ¥3,644.0 billion (an increase of 0.3% from the previous fiscal year) due to an increase in depreciation and amortization expenses from the expansion of Xi service base stations and the enhancement of network facilities, an increase in the wholesale unit prices of handsets in conjunction with the increase in smartphone sales and an increase in expenses associated with operations in new business sectors.

As a result, segment operating income was ¥817.2 billion (a decrease of 2.3% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March 31, 2014, NTT Group worked toward strengthening its competitiveness and providing attractive services in new business sectors through comprehensive improvements to its mobile coverage. Specifically, NTT Group worked to strengthen its total capability in the four areas of “devices (handsets),” “networks,” “services” and “billing and sales channel plans,” while further expanding new business sectors and entering into partnerships and collaborations in various fields including health and education.

As of March 31, 2014, the number of subscriptions to NTT DOCOMO mobile phone services increased by 1.57 million (2.6%), from 61.54 million at the end of the previous fiscal year to 63.11 million subscriptions. In mobile phone services, the number of Xi service subscriptions increased from 11.57 million as of the end of the previous fiscal year to 21.97 million as of March 31, 2014, an increase of 10.40 million subscriptions (89.9%), and the number of FOMA service subscriptions decreased by 8.83 million (17.7%) to 41.14 million subscriptions, from 49.97 million as of the end of the previous fiscal year.

NTT DOCOMO is aiming to expand the use of smartphones. As a result of efforts such as launching new services and new billing plans, NTT DOCOMO’s smartphone sales increased 3.7% from the previous year to 13.78 million smartphones sold.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2013	2014	Change	Percent Change
	(in thousands)
Mobile phone services(1)	61,536	63,105	1,569	2.6%
Xi services	11,566	21,965	10,399	89.9%
FOMA services(1)	49,970	41,140	(8,830)	(17.7)%
Estimated mobile phone market share(1)(2)	45.2%	43.8%	(1.4)%	—
sp-mode services	18,285	23,781	5,497	30.1%
i-mode services	32,688	26,415	(6,273)	(19.2)%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

Mobile phone service MOU decreased from 117 minutes as of March 31, 2013 to 106 minutes as of March 31, 2014. Within the MOU amount, billable MOU, indicating the number of call minutes per bill, decreased from 89 minutes in the fiscal year ended March 31, 2013 to 74 minutes in the fiscal year ended March 31, 2014 due to the provision of free calling between family members and alternative methods for voice communications, such as Voice-over-Internet protocol (“VoIP”) services and social networking services (“SNS”).

Aggregate ARPU of mobile phone services decreased by ¥340 (7.0%) to ¥4,500 in the fiscal year ended March 31, 2014, from ¥4,840 in the fiscal year ended March 31, 2013. This was due to a decrease in voice ARPU, which decreased by ¥360 (20.8%) to ¥1,370 in the fiscal year ended March 31, 2014, from ¥1,730 in the previous fiscal year, as a result of the impact of the “Monthly Support” discount program in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU also decreased by ¥50 (1.9%) to ¥2,640 in the fiscal year ended March 31, 2014, from ¥2,690 in the fiscal year ended March 31, 2013, mainly as a result of the impact of the “Monthly Support” discount program. Smart ARPU increased by ¥70 (16.7%) to ¥490 from ¥420 due to, among other things, an increase in revenues from “dmarket” services.

See “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding MOU and ARPU of mobile phone services:

	As of March 31,
	2013	2014	Change	Percent Change
MOU (minutes)	117	106	(11)	(9.4)%
Billable MOU (minutes)	89	74	(15)	(16.9)%
Aggregate ARPU	¥4,840	¥4,500	¥(340)	(7.0)%
Voice ARPU	1,730	1,370	(360)	(20.8)%
Packet ARPU	2,690	2,640	(50)	(1.9)%
Smart ARPU	420	490	70	16.7%

The portion of FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Sales of Telecommunications Equipment)

NTT DOCOMO further enhanced its sizeable handset lineup in an effort to meet the diverse needs of a broad range of customers. To meet customers’ wide-ranging needs, in addition to launching sales of the iPhone*, NTT DOCOMO launched new smartphones equipped with designs and features targeted toward a broader user base, from kids to seniors, such as “Raku-Raku SMARTPHONE” and “Smartphone for Junior.”

Revenues from sales of telecommunications equipment increased 15.0% from the previous fiscal year to ¥872.0 billion in the fiscal year ended March 31, 2014, due to an increase in smartphone handset sales.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

(4) Data Communications Business Segment

Despite a decrease in revenues caused by the scaling down of existing large-scale systems, operating revenues in the data communications business segment for the fiscal year ended March 31, 2014 increased to ¥1,343.9 billion (an increase of 3.1% from the previous fiscal year) due to, among other things, an increase in operating revenues of NTT’s overseas subsidiaries and the depreciation of the yen. On the other hand, operating expenses increased to ¥1,275.9 billion (an increase of 4.8% from the previous fiscal year) due to, among other things, the effects of an increase in unprofitable transactions and the depreciation of the yen.

As a result, segment operating income in the fiscal year ended March 31, 2014 decreased 20.9% from the previous fiscal year to ¥67.9 billion.

Major operations for each service in the data communications business segment were as follows:

The revenues of the Public & Financial IT Services Company, which provides IT services with high added value that support government, medicine, finance, settlement and other social infrastructure, were adversely impacted by the scaling down of existing large-scale systems and an increase in unprofitable transactions. Revenues from NTT Group’s enterprise IT services, which provide IT services with high added value to support such business activities as manufacturing, logistics, services, media, and communications, were adversely impacted by the scaling down of existing system and software development for customers and an increase in unprofitable transactions.

(5) Other Business Segment

In the other business segment, operating revenues for the fiscal year ended March 31, 2014 increased to ¥1,328.5 billion (an increase of 6.1% from the previous fiscal year), due to increased revenues in the finance business, increased revenues in the real estate business as a result of an increase in the number of apartments delivered and increased revenues in the construction and power businesses. On the other hand, operating expenses for the fiscal year ended March 31, 2014 increased to ¥1,272.4 billion (an increase of 6.2% from the previous fiscal year) due to, among other things, an increase in revenue-linked expenses.

As a result, segment operating income was ¥56.1 billion (an increase of 5.3% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2013	2014	Change	Percent Change
	(in billions of yen)
Operating revenues	10,700.7	10,925.2	224.4	2.1%
Domestic(*)	9,746.7	9,729.2	(17.5)	(0.2)%
Foreign(*)	954.1	1,196.0	241.9	25.4%

(*)	Figures are shown based on the geographic location of the services and products provided.

Domestic operating revenues for the fiscal year ended March 31, 2014 decreased to ¥9,729.2 billion (a decrease of 0.2% from the previous fiscal year), due to, among other things, a decrease in fixed voice related revenues. Foreign operating revenues for the fiscal year ended March 31, 2014 increased to ¥1,196.0 billion (an increase of 25.4% from the previous fiscal year), due to, among other things, an increase in the number of consolidated subsidiaries and the effect of exchange rate fluctuations.

Notes:

1.	MOU (average monthly minutes of use per unit): Average communication time per subscription

The method of calculating the number of Active Subscribers when calculating MOU for NTT DOCOMO is as follows:

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., telephone subscriber lines, INS-Net and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East and NTT West

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

(6) Number of Active Subscribers used in the ARPU calculation of NTT East and NTT West is as below:

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b)	NTT DOCOMO

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its “FOMA” and “Xi” services, and its Smart ARPU is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services-related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(2) NTT DOCOMO first began using the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU has been included in Mobile Aggregate ARPU since that time. In addition, the following amounts (content services-related revenues) that were formerly included in Packet ARPU have been reclassified as Smart ARPU (80 yen out of Packet ARPU revenues for the year ended March 31, 2013).

(3) Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(4) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO is as below.

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

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

Telecommunications Circuit Facilities, etc.

The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2012 and March 31, 2013:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2012	As of Mar. 31, 2013	Change	Percent Change
Telephone Subscriber Lines(1)	27,521	25,042	(2,479)	(9.0)%
NTT East	13,554	12,289	(1,265)	(9.3)%
NTT West	13,968	12,753	(1,215)	(8.7)%
INS-Net(2)	4,150	3,724	(426)	(10.3)%
NTT East	2,142	1,914	(228)	(10.6)%
NTT West	2,008	1,810	(198)	(9.9)%
Telephone Subscriber Lines + INS-Net	31,672	28,766	(2,905)	(9.2)%
NTT East	15,695	14,203	(1,492)	(9.5)%
NTT West	15,976	14,563	(1,413)	(8.8)%
Public Telephones	231,038	210,448	(20,590)	(8.9)%
NTT East	110,242	100,564	(9,678)	(8.8)%
NTT West	120,796	109,884	(10,912)	(9.0)%
FLET’S ISDN	152	127	(25)	(16.4)%
NTT East	71	58	(13)	(18.9)%
NTT West	81	69	(11)	(14.2)%
FLET’S ADSL	2,322	1,848	(474)	(20.4)%
NTT East	1,135	858	(277)	(24.4)%
NTT West	1,187	990	(197)	(16.6)%
FLET’S Hikari(3)	16,564	17,300	736	4.4%
NTT East	9,353	9,750	397	4.2%
NTT West	7,211	7,550	339	4.7%
FLET’S Hikari Light	297	661	365	122.9%
NTT East	261	437	176	67.7%
NTT West	36	224	188	521.9%
Hikari Denwa	13,900	15,169	1,269	9.1%
NTT East	7,402	8,085	682	9.2%
NTT West	6,498	7,084	586	9.0%
Conventional Leased Circuit Services	269	260	(9)	(3.3)%
NTT East	134	128	(6)	(4.3)%
NTT West	135	132	(3)	(2.3)%
High Speed Digital Services	158	152	(7)	(4.3)%
NTT East	84	80	(5)	(5.5)%
NTT West	74	72	(2)	(2.9)%
NTT Group Major ISPs(4)	11,882	11,611	(271)	(2.3)%
OCN	8,437	8,207	(229)	(2.7)%
Plala	3,122	3,071	(51)	(1.6)%
Hikari TV	2,004	2,453	449	22.4%
FLET’S TV Transmission Services	861	1,003	142	16.5%
NTT East	642	714	72	11.2%
NTT West	219	289	70	32.1%
Mobile(5)	60,129	61,536	1,407	2.3%
Xi	2,225	11,566	9,341	419.8%
FOMA(6)	57,905	49,970	(7,935)	(13.7)%
sp-mode	9,586	18,285	8,698	90.7%
i-mode	42,321	32,688	(9,634)	(22.8)%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of Mobile (including FOMA) service subscribers includes communication module service subscribers.

(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2012	2013	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,507.4	10,700.7	193.4	1.8%
Fixed voice related services(1)	1,895.5	1,712.9	(182.6)	(9.6)%
Mobile voice related services(1)(3)	1,523.3	1,257.5	(265.8)	(17.5)%
IP/Packet communications services(1)(3)	3,556.7	3,712.8	156.0	4.4%
Sales of telecommunications equipment	580.9	844.9	264.0	45.4%
System integration(1)	1,936.0	2,010.0	74.0	3.8%
Other(1)	1,015.0	1,162.8	147.8	14.6%
Operating expenses	9,284.4	9,498.8	214.4	2.3%
Operating income	1,223.0	1,202.0	(21.0)	(1.7)%
Other income (expenses)(2)	16.4	(4.3)	(20.7)	—
Income before income taxes and equity in earnings (losses) of affiliated companies(2)	1,239.3	1,197.6	(41.7)	(3.4)%
Income tax expense (benefit)(2)	583.2	474.0	(109.3)	(18.7)%
Equity in earnings (losses) of affiliated companies(2)	(7.6)	(16.1)	(8.5)	—
Net income(2)	648.6	707.6	59.0	9.1%
Less—net income attributable to noncontrolling interests	180.9	185.7	4.8	2.7%
Net income attributable to NTT(2)	467.7	521.9	54.2	11.6%

(1)	Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/Packet communications services revenues” as “Other revenues,” and part of its “Other revenues” as “System integration revenues.” Results for the fiscal years ended March 31, 2012 and 2013 reflect such reclassification.

(2)	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” and “Net income attributable to NTT” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 6 to the Consolidated Financial Statements.

(3)	Revenues for the fiscal year ended March 31, 2012 account for mova services, which were terminated as of March 31, 2012.

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2013 increased 1.8% from the previous fiscal year to ¥10,700.7 billion. This increase was due to such factors as an increase in IP/packet communications service revenues attributable to increases in FLET’S Hikari and supplementary service subscriptions, an increase in mobile business packet ARPU resulting from an increase in the number of smartphone subscriptions, an increase in handset sales revenues resulting from an increase in smartphone sales and an increase in overseas sales, partially offset by a continued decline in voice related revenues.

Operating revenues for each service category for the fiscal year ended March 31, 2013 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services it provides in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2013 decreased 9.6% from the previous fiscal year to ¥1,712.9 billion, accounting for 16.0% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increasing popularity of mobile phones, competition with optical IP telephones and fixed line services provided by other businesses.

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as Xi and FOMA.

Mobile voice related revenues for the fiscal year ended March 31, 2013 decreased 17.5% from the previous fiscal year to ¥1,257.5 billion, accounting for 11.8% of total operating revenues. This was due to a decrease in voice ARPU arising from a decrease in billable MOU and the penetration of the “Monthly Support” discount programs in conjunction with increased smartphone sales. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Mobile Communications Business Segment.” MOU refers to the average monthly minutes of use per subscriber.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari and FLET’S ADSL, and a portion of the services it provides in the long distance and international communications business segment, such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as Xi and FOMA packet communications services.

In the fiscal year ended March 31, 2013, revenues from IP/packet communications services increased 4.4% from the previous fiscal year to ¥3,712.8 billion, accounting for 34.7% of total operating revenues. This was due to an increase in subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business segment, and the spread of smartphones in the mobile communications business segment.

Sales of Telecommunications Equipment

This category includes a portion of the services NTT Group provides in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2013, revenues from telecommunications equipment sales increased 45.4% from the previous fiscal year to ¥844.9 billion, accounting for 7.9% of total operating revenues. This increase was due to strong sales of handsets such as smartphones in the mobile communications business segment.

System Integration

NTT Group’s system integration services include its data communications business segment and a portion of the services it provides in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2013, revenues from system integration increased 3.8% from the previous fiscal year to ¥2,010.0 billion, accounting for 18.8% of total operating revenues. This was due to an increase in the number of consolidated subsidiaries as a result of mergers and acquisitions in the long distance and international communications and data communications business segments.

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and research and development. In the fiscal year ended March 31, 2013, revenues from other services increased 14.6% from the previous fiscal year to ¥1,162.8 billion, accounting for 10.9% of total operating revenues. This increase was due mainly to an increase in revenues associated with operations in new business sectors in the mobile communications business segment and an increase in revenues from the real estate, construction and electricity businesses.

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

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2013 increased 0.2% from the previous fiscal year to ¥2,130.8 billion. Although the number of employees in the regional communications business segment continued to decline, personnel expenses increased compared with the previous fiscal year due to the increase in the total number of employees as a result of, among other things, the increase in the number of consolidated subsidiaries as a result of mergers and acquisitions in the long distance and international communications, mobile communications and data communications business segments.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2013, cost of services and equipment sold and selling, general and administrative expenses collectively increased 3.2% from the previous fiscal year to ¥5,026.1 billion. The increase was due to an increase in the wholesale unit prices of handsets and distributor commissions resulting from increased smartphone sales in the mobile communications business segment and an increase in the number of consolidated subsidiaries in the data communications, mobile communications and data communications business segments, partially offset by improving operational efficiency in the regional communications and long distance and international communications business segments.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2013 decreased 0.6% from the previous fiscal year to ¥1,899.2 billion. This decrease was due to improvements in capital efficiency in the regional communications business segment, despite the adverse impact of the expansion of LTE base stations in the mobile communications business segment.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2013 was ¥1,202.0 billion, a decrease of 1.7% over the previous fiscal year.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other expenses for the fiscal year ended March 31, 2013 were ¥4.3 billion, compared to other income of ¥16.4 billion in the previous fiscal year. This was mainly due to a loss of ¥12.6 billion on sales of property, plant and equipment and a loss of ¥7.3 billion on valuation of securities compared to the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2013 decreased 3.4% from the previous fiscal year to ¥1,197.6 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2013, income tax expense decreased 18.7% from the previous fiscal year to ¥474.0 billion. The decrease was due to the re-measurement of the existing net deferred tax assets using the lower statutory tax rates that came into effect in Japan in November 2011, which resulted in the recognition of an additional ¥89.9 billion as income tax expense in the previous fiscal year.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2013 was ¥707.6 billion, an increase of 9.1% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2013 was ¥521.9 billion, an increase of 11.6% from the previous fiscal year.

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

The long distance and international communications business segment principally comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services, sales of telecommunications equipment and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises building maintenance, real estate rentals, systems development, leasing activities and other services related to research and development.

An overview of the operational results for each business segment is as follows:

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

		Fiscal Year Ended March 31, 2013
Service Types		Operating Revenues (¥ million)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,650,639	(9.3)%
	IP/packet communications services	1,494,282	4.9%
	System integration services	148,582	8.7%
	Other services	366,317	(4.9)%
	Subtotal	3,659,820	(2.8)%
	Intersegment	455,562	(0.8)%
	Total for regional communications business	3,204,258	(3.1)%

Long distance and international communications business	Fixed voice related services	374,282	(8.7)%
	IP/packet communications services	377,994	(1.6)%
	System integration services	743,310	2.9%
	Other services	162,361	0.2%
	Subtotal	1,657,947	(1.2)%
	Intersegment	103,241	(2.1)%
	Total for long distance and international communications business	1,554,706	(1.2)%

Mobile communications business	Mobile voice related services	1,274,584	(17.3)%
	IP/packet communications services	1,893,894	6.1%
	Other services	1,301,644	42.5%
	Subtotal	4,470,122	5.4%
	Intersegment	39,090	35.2%
	Total for mobile communications business	4,431,032	5.2%

Data communications business	System integration services	1,303,516	4.1%
	Intersegment	149,373	4.0%
	Total for data communications business	1,154,143	4.1%

Other business	Other services	1,251,862	15.6%
	Intersegment	895,261	15.5%
	Total for other business	356,601	15.8%
Total Consolidated Operating Revenues		10,700,740	1.8%

(1)	Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business and other businesses, NTT has reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/packet communications services revenues” as “Other services revenues,” and part of its “Other services revenues” as “System Integration services revenues.” Results for the fiscal years ended March 31, 2013 and March 31, 2012 (used to calculate the figures in the “Comparison with Previous Fiscal Year” column) therefore reflect such reclassification.

Note:	The above figures do not include consumption tax or other taxes.

(1) Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2013 decreased to ¥3,659.8 billion (a decrease of 2.8% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses as a result of a decline in the number of employees in this segment, as well as a reduction in expenses from the previous fiscal year as a result of a decrease in costs related to the Great East Japan Earthquake, operating expenses decreased to ¥3,566.9 billion in the fiscal year ended March 31, 2013 (a decrease of 3.0% from the previous fiscal year).

As a result, segment operating income in the fiscal year ended March 31, 2013 increased 6.4% to ¥93.0 billion.

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

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2013 were ¥5.26 per three minutes for GC interconnection charges and ¥6.79 per three minutes for IC interconnection charges. Revenues (including subsidies to NTT East and NTT West) from these access charges for the fiscal year ended March 31, 2013 decreased by ¥9.5 billion from the previous fiscal year to ¥72.4 billion for NTT East and by ¥10.1 billion from the previous fiscal year to ¥80.1 billion for NTT West.

Although NTT offers dedicated fixed-rate, high-quality access services for business users, as a result of the provision of services such as “Business Ether WIDE,” which utilizes the NGN, and other Ethernet services suited to low-cost and highly reliable LAN communications, as well as the shift in demand for IP system services such as “FLET’S VPN WIDE,” the decreasing trend in the number of subscribers to leased circuit services is continuing.

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

NTT Group sought to expand convenient, high value-added services to meet the diverse needs of its customers and worked to enhance and strengthen rate plans by providing a discount on monthly rates for FLET’S Hikari subscribers who have formed an invoicing group. As a result, the number of subscriptions to “FLET’S Hikari” as of March 31, 2013 was 17,300 thousand, an increase of 736 thousand subscriptions over the previous fiscal year, of which FLET’S Hikari Next accounted for 9,257 thousand subscriptions.

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

The numbers of subscriptions for “FLET’S Hikari,” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari(1)	9,353	9,750	397	4.2%
FLET’S ADSL	1,135	858	(277)	(24.4)%
Hikari Denwa (channels)	7,402	8,085	682	9.2%
FLET’S TV Transmission Service	642	714	72	11.2%

NTT West:
FLET’S Hikari(1)	7,211	7,550	339	4.7%
FLET’S ADSL	1,187	990	(197)	(16.6)%
Hikari Denwa (channels)	6,498	7,084	586	9.0%
FLET’S TV Transmission Service	219	289	70	32.1%

(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

FLET’S Hikari ARPU for the fiscal year ended March 31, 2013 was ¥5,860 for NTT East and ¥5,880 for NTT West, a decrease of ¥40 (0.7%) and ¥50 (0.8%), respectively, from the previous fiscal year. The main reason for these decreases was the expansion of cheaper rate plans and discount services.

See “—Segment Information—The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group conducted efficient and effective business activities in the fields of medicine, education and governmental services to enable regional customers to utilize ICT, primarily by providing solutions tailored to specific businesses based on industry characteristics and trends.

In the area of medicine, given increased interest among medical institutions in unifying medical records through ICT, NTT Group began offering “Hikari Timeline,” which enables information sharing among medical institutions by gathering electronic medical records from different medical institutions in chronological order.

In the area of education, NTT Group began offering cloud-based education support services to universities, enabling study support and interactive communication among faculty members and students using cloud services.

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

(2) Long Distance and International Communications Business Segment

Despite an increase in the number of consolidated subsidiaries and an increase in video service subscriptions, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2013 decreased to ¥1,657.9 billion (a decrease of 1.2% from the previous fiscal year) due to, among other things, a decrease in voice related revenues. On the other hand, in spite of the impact of the increase in the number of consolidated subsidiaries, operating expenses for the fiscal year ended March 31, 2013 decreased to ¥1,536.7 billion (a decrease of 1.6% from the previous fiscal year), due in part to extensive cost-cutting efforts, such as improvements in operational efficiency, and a decrease in telecommunications facilities usage fees.

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

Total individual customer subscriptions for the “OCN” and “Plala” Internet connection services were 11.28 million as a result of proactive marketing centered around fiber-optic services and by providing a variety of services. NTT Group began offering “Hikari TV,” a music distribution service that enables users to listen to unlimited music for a fixed fee on televisions, smartphones and tablet devices, and an electric book service for NTT Plala. Further, in order to meet the rapidly expanding needs of mobile services users, NTT Group launched “OCN Mobile Entry d LTE,” a mobile data communications service, and enhanced its new 050 IP telephone service to address the spread of smartphones and tablet devices.

For corporate customers, NTT Group began offering “Arcstar IP Voice,” a service that provides corporate customers with inexpensive and stable quality external line communications by converting voice communications to IP and integrating them into data communication circuits, lowering communication line and operational costs.

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

With respect to global business, NTT Group endeavored to respond to the needs of multinational companies by enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group provided global one-stop, comprehensive ICT services, primarily through Dimension Data, which has offices in 58 countries around the world. In 2011, Dimension Data, in order to heighten its role in providing solutions focusing on a variety of technologies and services across multiple regions, revamped its corporate brand identity in line with the brand change of its affiliate Datacraft in Asia to Dimension Data. Dimension Data also acquired OpSource, which offers cloud services and managed hosting services in the U.S., forming a cloud solutions business unit to provide cloud services in the global market. These services include building private clouds, utilizing public clouds and developing hybrid cloud models, which combine both private and public clouds. In October 2012, Dimension Data consolidated its cloud businesses, OpSource and BlueFire, under the unified Dimension Data brand, enabling it to provide cloud services globally under one common name, and continued to promote its cloud strategies. Dimension Data made investments in order to broaden the scope and scale of managed services and to advance managed services in the core areas of networks, communications, security, Microsoft solutions and data center solutions.

(3) Mobile Communications Business Segment

Despite a decline in voice revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2013 increased to ¥4,470.1 billion (an increase of 5.4% from the previous fiscal year) due to an increase of IP/packet communications revenues as a result of the increased number of smartphone users, an increase in revenues from telecommunication equipment sales, and an increase in revenues associated with operations in new business sectors. The eight new business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M, aggregation and platforms, environment and ecology and safety and security. Despite NTT Group’s ongoing cost-cutting efforts, however, operating expenses for the fiscal year ended March 31, 2013 increased to ¥3,633.7 billion (an increase of 8.0% from the previous fiscal year) due to an increase in the costs associated with the development of operations in new business sectors, an increase in the wholesale unit prices of handsets arising from the increase in sales of smartphones and an increase in depreciation and amortization expenses from the expansion of LTE base stations.

As a result, segment operating income was ¥836.4 billion (a decrease of 4.6% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March 31, 2013, NTT Group worked toward further expanding the scope of its mobile phone services and expanding new business sectors geared toward new value creation. Specifically, NTT Group worked to expand its lineup of smartphone handsets, coverage areas for Xi, rate plans and after-sales services. NTT Group also took measures in addition to the development of the eight new business sectors described above to collaborate with alliance companies and to create new added value through the convergence of various industries and services. NTT Group also worked toward providing more convenient services through collaborative efforts in the mobile field and new business sectors.

As of March 31, 2013, the number of subscriptions to NTT DOCOMO mobile phone services increased by 1.41 million (2.3%), from 60.13 million at the end of the previous fiscal year to 61.54 million subscriptions. In mobile phone services, the number of Xi service subscriptions increased from 2.22 million as of the end of the previous fiscal year to 11.57 million subscriptions as of March 31, 2013, an increase of 9.34 million, and the number of FOMA service subscriptions decreased by 7.94 million (13.7%) to 49.97 million from 57.90 million subscriptions as of the end of the previous fiscal year.

NTT DOCOMO aimed to expand the use of smartphones. As a result of efforts such as launching new services and new rate plans and enhancing handset lineups, sales of smartphones increased 51% from the previous fiscal year, with 13.29 million units sold and 18.29 million sp-mode subscribers as of the end of the fiscal year ended March 31, 2013.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2012	2013	Change	Percent Change
	(in thousands)
Mobile phone services(1)	60,129	61,536	1,407	2.3%
Xi services	2,225	11,566	9,341	419.8%
FOMA services(1)	57,905	49,970	(7,935)	(13.7)%
Estimated mobile phone market share(1)(2)	46.9%	45.2%	(1.7)%	—
sp-mode services	9,586	18,285	8,698	90.7%
i-mode services	42,321	32,688	(9,634)	(22.8)%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers which is computed based on figures released by the Telecommunications Carriers Association.

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

Aggregate ARPU of mobile phone services decreased by ¥300 (5.8%) to ¥4,840 in the fiscal year ended March 31, 2013, from ¥5,140 in the fiscal year ended March 31, 2012. This was due to a decrease in voice ARPU, which decreased by ¥470 (21.4%) to ¥1,730 in the fiscal year ended March 31, 2013 from ¥2,200 in the previous fiscal year, as a result of the spread of the “Value Plan,” the impact of the “Monthly Support” discount program in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU increased, however, by ¥100 (3.9%) to ¥2,690 in the fiscal year ended March 31, 2013, from ¥2,590 in the fiscal year ended March 31, 2012, as a result of the expansion of packet fixed-rate services. Smart ARPU increased by ¥70 (20.0%) to ¥420 from ¥350, due to, among other things, an increase in revenues from “dmarket” services.

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

The portion of FOMA revenues attributable to IP/packet-related services is recorded under IP/packet communications service revenues.

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

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2013 increased 4.1% from the previous fiscal year to ¥1,303.5 billion, due to, among other things, the increase in revenues resulting from the increase in the number of consolidated subsidiaries. On the other hand, operating expenses were ¥1,217.7 billion (an increase of 3.2% from the previous fiscal year) due to, among other things, the increase in expenses resulting from the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2013 increased 20.0% from the previous fiscal year to ¥85.8 billion.

Major operations for each service in the data communications business segment were as follows:

The revenues of the Public & Financial IT Services Company, which provides IT services with high added value that support government, medicine, finance, settlement and other social infrastructure, were adversely impacted by the procurement of contacts for large-scale projects and the acquisition of consolidated subsidiaries. The revenues of NTT Group’s enterprise IT services, which provides IT services with high added value to support such business activities as manufacturing, logistics, services, media, and communications, were adversely impacted by the increase in revenues from, among other things, scale expansion and the reduction of selling, general and administrative expenses.

(5) Other Business Segment

In the other business segment, operating revenues for the fiscal year ended March 31, 2013 increased to ¥1,251.9 billion (an increase of 15.6% from the previous fiscal year), due to increased revenues in the real estate sector as a result of an increase in the number of apartments delivered, and in the financial sector. On the other hand, due to an increase in revenue-linked expenses and an increase in expenses associated with advanced technology development, among other things, operating expenses for the fiscal year ended March 31, 2013 increased to ¥1,198.6 billion (an increase of 16.7% from the previous fiscal year).

As a result, segment operating income was ¥53.3 billion (a decrease of 5.8% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2012	2013	Change	Percent Change
	(in billions of yen)
Operating revenues(*)	10,507.4	10,700.7	193.4	1.8%
Domestic(**)	9,594.6	9,746.7	152.0	1.6%
Foreign(**)	912.7	954.1	41.4	4.5%

(*)	Geographic sales information figures for the fiscal years ended March 31, 2012 and 2013 are shown above. NTT began the release of geographic sales information figures as of March 31, 2013. Geographic sales figures for the fiscal year ended March 31, 2012 are shown for reference only. See Note 15 to the Consolidated Financial Statements for details.
(**)	Figures are shown based on the geographic location of the services and products provided.

Despite a decrease in fixed voice related revenues, domestic operating revenues for the fiscal year ended March 31, 2013 increased to ¥9,746.7 billion (an increase of 1.6% from the previous fiscal year), as a result of an increase in revenues from handset sales. Foreign operating revenues for the fiscal year ended March 31, 2013 increased 4.5% from the previous fiscal year to ¥951.4 billion due to, among other things, an increase in acquisitions of overseas subsidiaries, partially offset by the decrease in revenues due to exchange rate fluctuations.

Notes:

1.	MOU (average monthly minutes of use per unit): Average communication time per subscription

The method of calculating the number of Active Subscribers when calculating MOU for NTT DOCOMO is as follows:

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., telephone subscriber lines, INS-Net and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East and NTT West

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

(6) Number of Active Subscribers used in the ARPU calculation of NTT East and NTT West is as below:

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b)	NTT DOCOMO

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its “FOMA” and “Xi” services and its Smart ARPU is based on operating revenues from providing services incidental to “FOMA” and “Xi” wireless communications services (content services-related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(2) NTT DOCOMO first began using the Smart ARPU metric during the three months ended September 30, 2012. As a result, Smart ARPU has been included in Mobile Aggregate ARPU since that time. In addition, the following amounts (content services-related revenues) that were formerly included in Packet ARPU have been reclassified as Smart ARPU: 80 yen out of Packet ARPU revenues for the year ended March 31, 2012 and 80 yen out of Packet ARPU revenues for the year ended March 31, 2013.

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

(5) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

Liquidity and Capital Resources

The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities during the fiscal year ended March 31, 2014 amounted to ¥2,727.9 billion, an increase of ¥274.2 billion from ¥2,453.7 billion in the fiscal year ended March 31, 2013. This increase was primarily the result of an increase in the collection of telephone and certain other charges due to a decrease in the payment of distributor commissions and the last day of the previous fiscal year having been a bank holiday, which resulted in the collection of a portion of telephone and certain other charges that had accrued during the previous fiscal year being carried over to the fiscal year ended March 31, 2014.

NTT Group used the net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities during the fiscal year ended March 31, 2014 amounted to ¥2,106.8 billion, an increase of ¥330.6 billion from ¥1,776.3 billion in the fiscal year ended March 31, 2013. This increase was due to, among other things, a decrease of ¥221.9 billion in cash proceeds from the redemption of short-term investments in conjunction with fund management investments in instruments of greater than three months’ duration, and a ¥172.7 billion increase in expenditures from acquisitions of new consolidated subsidiaries, partially offset by a ¥81.5 billion decrease in payments for property, plant and equipment and in intangible assets computed on a cash basis.

The decrease in investments in payments for property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2014 resulted from, among other things, improved efficiency in network construction in the mobile communications business, in addition to the completion of investments related to IP migration in the regional communications business. For the fiscal year ended March 31, 2014, capital investments amounted to ¥1,892.8 billion on an accrual basis, of which ¥722.8 billion was invested in the regional communications business and ¥703.1 billion was invested in the mobile communications business.

Net cash used in financing activities during the fiscal year ended March 31, 2014 amounted to ¥622.4 billion, a decrease of ¥122.7 billion from ¥745.2 billion in the fiscal year ended March 31, 2013. The decrease was due to, among other things, an increase of ¥256.6 billion in expenditures associated with stock repurchases, partially offset by a net increase of ¥347.5 billion in proceeds from the issuance of short-term and long-term debt. The capital raised from the issuance of long-term debt in the fiscal year ended March 31, 2014 includes ¥251.9 billion in net proceeds from corporate bond offerings and an aggregate of ¥385.4 billion in loans from financial institutions.

As of March 31, 2014, the total interest-bearing debt of NTT Group was ¥4,200.0 billion, an increase of ¥164.0 billion from March 31, 2013. The ratio of interest-bearing debt to shareholders’ equity stood at 49.3% as of March 31, 2014 (compared to 49.0%* as of March 31, 2013). Interest-bearing debt comprises short-term debt and long-term debt, as shown in Note 9 to the Consolidated Financial Statements, as well as ¥21.5 billion in deposits received pursuant to depositary agreements.

NTT Group believes that the net cash it expects to generate from operating activities, financing made available to NTT Group from banks and other financial institutions and/or offerings of equity or debt securities in the capital markets will provide the requisite financial resources to meet NTT Group’s currently anticipated capital investment and expenditure needs and debt service requirements. Management believes NTT Group’s working capital is sufficient for its present requirements.

For the fiscal year ending March 31, 2015, NTT Group expects to make capital investments totaling ¥1,850.0 billion on an accrual basis, a decrease of ¥42.8 billion from the fiscal year ended March 31, 2014, due to, among other things, improved efficiency in the opening of Hikari lines in the regional communications business and improved efficiency in the construction of base stations in the mobile communications business. The total amount of expected capital investments includes approximately ¥640.0 billion by the regional communications business (aggregate of NTT East and NTT West) and approximately ¥690.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict.

*	Reflects the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company. For details, see Note 6 to the Consolidated Financial Statements.

Liquidity

As of March 31, 2014, NTT Group had cash and cash equivalents (including short-term investments with principal maturities of less than three months) of ¥984.5 billion (compared with ¥961.4 billion as of March 31, 2013). Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used for working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	1 year or less	After 1 year through 3 years	After 3 years through 5 years	After 5 years
	(in millions of yen)
Long-term debt(1)
Bonds	1,978,540	179,997	485,830	600,906	711,807
Bank loans	1,930,484	245,354	358,164	471,489	855,477
Interest payments on long-term debt	276,632	47,456	80,110	57,331	91,735
Capital lease obligations(2)	67,993	21,064	28,402	11,081	7,446
Operating leases	116,897	31,386	41,569	21,041	22,901
Purchase obligations(3)	1,015,685	775,674	233,196	4,473	2,342
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	5,386,231	1,300,931	1,227,271	1,166,321	1,691,708

(1)	See Note 9 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table, due to the immateriality of certain obligations and uncertainty of certain payments. In addition, NTT Group expects to contribute a total amount of ¥16,807 million to its pension plans in the fiscal year ending March 31, 2015 (see Note 10 to the Consolidated Financial Statements).

As of March 31, 2014, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥1,015.7 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities during the fiscal year ended March 31, 2013 amounted to ¥2,453.7 billion, a decrease of ¥54.6 billion from ¥2,508.3 billion in the fiscal year ended March 31, 2012. This decrease was primarily due to a decrease in cash collected from customers resulting from an increase in installment sales of mobile devices, an increase in the wholesale unit costs of handsets and an increase in the payment of distributor commissions resulting from increased smartphone sales. This was partially offset by the last day of the previous fiscal year having been a bank holiday, which resulted in the collection of a portion of telephone and certain other charges from the previous fiscal year being carried over to the fiscal year ended March 31, 2013.

NTT Group used net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities during the fiscal year ended March 31, 2013 amounted to ¥1,776.3 billion, a decrease of ¥195.0 billion from ¥1,971.2 billion in the fiscal year ended March 31, 2012. This decrease was due to, among other things, a decrease of ¥387.5 billion in net expenditures for short-term investments in conjunction with fund management investments in instruments of greater than three months’ duration, partially offset by a ¥131.4 billion increase in payments for property, plant and equipment and in intangible assets computed on a cash basis.

The increase of investment in payments for property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2013 resulted from, among other things, increased investments directed toward expanding the Xi coverage area and the reinforcement of network facilities in order to respond to the rapid increase in the number of smartphone users in the mobile communications business, which more than offset the decrease in investments related to both NTT’s full-fledged recovery following the Great East Japan Earthquake and IP migration in the regional communications business. For the fiscal year ended March 31, 2013, capital investments amounted to ¥1,970.0 billion on an accrual basis, of which ¥786.0 billion was invested by the regional communications business and ¥753.7 billion was invested by the mobile communications business.

Net cash used in financing activities during the fiscal year ended March 31, 2013 amounted to ¥745.2 billion, a decrease of ¥202.9 billion from ¥948.1 billion in the fiscal year ended March 31, 2012. The decrease was due to, among other things, a decrease of ¥231.8 billion in expenditures associated with stock repurchases.

As of March 31, 2013, the total interest-bearing debt of NTT Group was ¥4,036.0 billion, a decrease of ¥238.0 billion from March 31, 2012. The ratio of interest-bearing debt to shareholders’ equity stood at 49.0%* on March 31, 2013 (compared to 54.2% as of March 31, 2012). Interest-bearing debt comprises short-term debt and long-term debt, shown in Note 9 to the Consolidated Financial Statements, as well as ¥20.6 billion in deposits received pursuant to depositary agreements.

*	Reflects the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company. For details, see Note 6 to the Consolidated Financial Statements.

Liquidity

As of March 31, 2013, NTT Group had cash and cash equivalents (including short-term investments with principal maturities for a period of less than three months) of ¥961.4 billion (compared with ¥1,020.1 billion as of March 31, 2012).

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2012, March 31, 2013 and March 31, 2014 were ¥267.9 billion, ¥269.2 billion and ¥249.3 billion, respectively.

The following table presents a summary of research and development costs by segment for the fiscal years ended March 31, 2012, March 31, 2013 and March 31, 2014:

	Year ended March 31,
	2012	2013	2014
	(in millions of yen)
Regional Communications Business(1)	¥119,462	¥118,473	¥107,857
Long Distance and International Communications Business(2)	15,964	15,619	16,068
Mobile Communications Business(3)	108,474	111,294	102,039
Data Communications Business(4)	13,507	12,105	12,832
Other Business(5)	131,446	132,701	125,000

Sub-total	388,853	390,192	363,796
Elimination	(121,000)	(121,000)	(114,501)

Total	¥267,853	¥269,192	¥249,295

(1)	Research and development relating to IP and broadband services, increasing access services to meet diversifying user needs, high value-added services, and other services.
(2)	Development of high value-added services in fields ranging from IP networks to platforms, and other services.
(3)	Research and development in the area of new products and services related to mobile communications, and research and development aimed at increasing the quality of existing services and enhancing the performance of network functions, among other things.
(4)	Technology development to strengthen competitiveness in system integration and other fields.
(5)	Research and development relating to: (a) the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, (b) technologies that contribute to reducing industry’s burden on the environment, (c) new principles, new parts and new materials expected to bring about extensive technological innovations in the information and communications sector and (d) others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, optical broadband services, LTE services and Wi-Fi-based broadband speeds have all increased, smartphones, tablets and other devices have gained widespread market acceptance and the use of social media and cloud services has become more pervasive. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and a rapid growth in the variety and sophistication of services.

The fixed-line communications market is also changing dramatically. In addition to growing competition in broadband service facilities and services centered around the shift to fiber-optic services, there has been an increase in new services that use a variety of wireless devices, as a result of which there has been more diversification of customer usage applications, and increased off-load needs resulting from the increase in the amount of data transmitted.

In the mobile telecommunications market, in addition to intense competition with other Japanese telecommunications carriers due to subscribers’ ability to change carriers using the Mobile Number Portability (MNP) system, NTT is also facing competition with new players offering a wide variety of Internet-based services that transcend the scope of traditional telecommunications businesses.

NTT Group anticipates the following major trends in the fiscal year ending March 31, 2015:

•

Despite the expansion of mobile phone discounts and the expected decrease in voice communications-related revenues caused by the decline in the number of fixed-line telephone subscriptions, NTT Group expects an increase in consolidated operating revenues for the fiscal year ending March 31, 2015 over the previous fiscal year. This increase would be the fifth consecutive fiscal year-on-year increase, and NTT Group anticipates that it would be driven by, among other things, an acceleration in the growth rate of its business as a result of organic growth by the expansion of its overseas business, including in emerging countries, through cross-selling between group companies, and as a result of M&A activities to strengthen NTT’s existing businesses and develop and enhance NTT’s new services such as cloud computing.

•

Subscriptions to fiber-optic access services such as “FLET’S Hikari” are expected to show a net increase in the fiscal year ending March 31, 2015, on par with the year-on-year net increase from the previous fiscal year. Further, in addition to their traditional business model of providing fiber-optic access services directly to end users, NTT East and NTT West plan to provide these services to a variety of players. Pursuant to this new business model, each player will combine NTT fiber-optic access services with its own services to then provide these services to end users.

•

Fixed-line telephone and INS-Net subscriptions are expected to decline in the fiscal year ending March 31, 2015, similar to that recorded in the fiscal year ended March 31, 2014, due to, among other things, continued customer migration to optical IP telephone services, including “Hikari Denwa.”

•

NTT Group expects the net increase in the number of mobile phone service subscriptions in the fiscal year ending March 31, 2015 to exceed the net increase in the fiscal year ended March 31, 2014. In the fiscal year ending March 31, 2015, NTT intends to aggressively promote new billing plans in order to spur new growth in its mobile business. NTT also intends to focus on strengthening smartphone sales and on stimulating demand for multi-device ownership, including among customers who own feature phones, to boost IP/packet communications revenues. In addition to the expansion of its “dmarket” services into new business areas, NTT intends to install an additional 40,000 LTE base stations to construct a stronger LTE network service area.

•

NTT Group aims to accelerate the development of its global business, using Global Cloud services as the cornerstone of its business operations. In particular, NTT Group recognizes that there are significant business opportunities in both migrating ICT platforms to the cloud, with the goal of increasing productivity and completely reorganizing the management of businesses, and the trend in developing countries of bypassing location-based systems and starting with cloud-based systems from the outset.

Additional information relating to market trends can be found elsewhere in this Item 5.

The foregoing contains forward-looking statements reflecting the expectations and perceptions of NTT Group’s current management based on the various factors described above, market and industry-related conditions, and NTT Group’s performance under such conditions (see “Item 3—Key Information—Forward-Looking Statements”).

Off-Balance Sheet Arrangements

As of March 31, 2014, NTT Group’s contingent liabilities for guaranteed loans and other loans totaled ¥54.3 billion.

Application of New Accounting Standard Not Yet Adopted

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The new standard will become effective for NTT Group on April 1, 2017. Early adoption is not permitted.

NTT is evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures. NTT has not yet selected a transition method nor has it determined the effect of the standard on NTT Group’s ongoing financial reporting.

Critical Accounting Policies

NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States Note 2 to the Consolidated Financial Statements includes a summary of significant accounting policies used in the preparation of these financial statements. NTT believes that, of its significant accounting policies, the following may involve a higher degree of judgment or complexity.

Revenue recognition

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. Revenues from non-recurring upfront fees, such as activation fees, are deferred and recognized as revenue over the estimated average period of the customer contract for each service. The related direct costs are deferred only to the extent of the non-recurring upfront fee amount and are amortized over the same period. While this policy does not have a material impact on net income, the reported amounts of revenue and cost of services are affected by the level of revenues from non-recurring upfront fees and related direct costs and the estimated average customer relationship period. Factors that affect management’s estimate of the average customer relationship period over which such fees and costs are amortized include subscriber churn rates and newly introduced or anticipated products, services and technologies. The current amortization periods are based on an analysis of historical trends and the experience of NTT and its subsidiaries, adjusted for the estimated impact of future events and circumstances. Revenues for expected future usage of telephone cards issued by NTT Group are deferred and are recognized as revenue as of the time they are actually used. Estimates of expected future usage are based on past records of use and experience and are affected by changes in trends of telephone card usage. Sales of telecommunications equipment less certain amounts of agency commissions and customer incentives are recognized as revenue upon delivery of the equipment to agent resellers, which is considered to have occurred when the agent resellers have taken title to the product, and the risks and rewards of ownership have been substantially transferred. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the fiscal year in which the loss first becomes probable and reasonably quantifiable. NTT Group recognizes such losses based on estimates of total expected contract revenues and costs upon completion. NTT Group follows this method because it permits reasonably dependable estimates of revenues and costs to be made at various stages of a contract. Recognized losses are subject to revision as the contract progresses to completion. Revisions in loss estimates are charged to income in the period in which the facts that give rise to the revision become known.

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. NTT Group also reviews such assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2012, 2013 and 2014 were ¥9.6 billion, ¥5.4 billion and ¥5.7 billion, respectively.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment at the reporting unit level, which is either at the operating segment level or one level below, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. Under the first step, the fair value of the reporting unit, which is calculated based on assumptions such as discounted cash flow projections, is compared with its carrying amounts (including goodwill). The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group measures fair value based on certain assumptions that are determined to be currently reasonable. However, actual values may differ from those stated in the consolidated financial statements if unexpected changes occur in the business operation environment in the future. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2012, 2013 and 2014 were ¥5.5 billion, ¥31.3 billion and ¥6.2 billion, respectively. As of March 31, 2014, out of the material reporting units, the carrying amounts of goodwill attributable to Dimension Data in the long distance and international communications business segment and the carrying amounts of goodwill attributable to Global Business in the data communications business segment were ¥235.2 billion and ¥213.6 billion, respectively. As a result of the annual impairment test conducted for the fiscal year ended March 31, 2014, the fair value of the reporting unit attributable to Dimension Data in the long distance and international communications business segment and the fair value of the reporting unit attributable to Global Business in the data communications business segment exceeded their carrying amounts by 8.9% and 14.0%, respectively.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under the cost method, equity method or at fair value. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below the carrying amounts, the length of time the value has been below the carrying amounts, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. NTT Group performs a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses, in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and penetration speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment loss for “Marketable securities and other investments” in the fiscal years ended March 31, 2012, 2013 and 2014 was approximately ¥4.0 billion, ¥11.0 billion and ¥3.0 billion, respectively. NTT Group reviews factors such as the financial condition and near-term prospects of those investees in order to determine if the value of any of our investments in them has suffered a decline that was other than temporary due to the recent economic and financial environment surrounding the industry of those equity method investees.

NTT Group reviewed the business outlook of TTSL in order to determine if the value of its investment in TTSL had suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2013, NTT Group adjusted downward its estimated future cash flows of TTSL as a result of the intensifying tariff competition among mobile network operators in India and NTT DOCOMO’s views of its long-term outlook at that time, and NTT Group concluded that the recoverable amount was significantly below the carrying amount and that this impairment was other than temporary. Consequently, NTT Group recognized an impairment charge. During the fiscal year ended

March 31, 2014, NTT DOCOMO further revised downward its estimate of TTSL’s future cash flows due to the growing business risk of mobile network operators in India, including as a result of an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise in the auction price of frequency spectrum in India. Reflecting this growing business risk and TTSL’s recent operating results, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows, and NTT Group concluded that the decline in value was other than temporary. Consequently, NTT Group recognized an additional impairment charge. As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in the values of certain investments, including TTSL, and recognized impairment charges aggregating ¥25.9 billion and ¥51.3 billion for the fiscal years ended March 31, 2013 and 2014, respectively. In the past, NTT Group experienced material impairments in the value of its investments in equity method affiliates that were included in “Equity in earnings (losses) of affiliated companies” in its consolidated statements of income and comprehensive income for relevant years. NTT Group may experience similar impairments with respect to “Marketable securities and other investments” and “Investments in affiliated companies” again in the future. NTT Group may also experience material gains or losses on the sale of investments.

Employees’ retirement benefits

The total costs of employees’ retirement benefits and pension plans represented approximately 1.6% and 1.2% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2013 and 2014, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include the expected long-term rate of return on plan assets, a discount rate, the rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from NTT Group’s assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2014, the total amount of net actuarial loss was ¥289.3 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the average remaining years of employee service (approximately 10 years). That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.0% to 2.5% for the fiscal years ended March 31, 2013 and March 31, 2014, respectively. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on NTT’s analysis of historical results. The projected allocation of plan assets is developed in consideration of the expected long-term investment returns for each category of plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 47.0%, 13.0%, 10.0%, 10.0% and 20.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 42.9%, 20.9%, 10.0%, 14.4% and 11.8% (weighted-average) of plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2014, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2013 and 2014 were approximately 11.0% and 8.0%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 1.9% as of

March 31, 2013 and 1.5% as of March 31, 2014. In determining the benefit obligations, NTT Group used a discount rate of 1.5% as of March 31, 2013 and 1.4% as of March 31, 2014. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2014:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 230.0	+/- 5.0	+/- 150.0
50 basis point increase / decrease in expected return on assets	—	-/+ 10.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. “The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates were adjusted for consolidated accounting periods that began on or after April 1, 2012. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥89.9 billion, and these adjustments are included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80.2 billion for the fiscal year ended March 31, 2012. “The Act to Amend Sections of the Income Tax Act” was enacted on March 20, 2014. The income tax rate will be adjusted starting from consolidated accounting periods that begin on or after April 1, 2014. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥12.6 billion, which amount is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2014. Net income attributable to NTT decreased ¥9.6 billion for the fiscal year ended March 31, 2014. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period in which such judgment is made.

As of March 31, 2013 and 2014, NTT Group had gross deferred tax assets of ¥1,557.7 billion and ¥1,532.6 billion, which included respective valuation allowance of ¥253.7 billion and ¥259.9 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

Accrued liabilities for point programs

NTT Group offers mobile services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records “Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2013 and 2014 was ¥160.0 billion and ¥134.6 billion, respectively. Point program expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥103.6 billion, ¥81.8 billion and ¥79.0 billion, respectively.

In determining the accrued liabilities for point programs, NTT Group estimates such factors as the point utilization rate, taking into account the forfeitures caused by, among other things, expected future subscription cancellations. Higher than estimated point utilization rates could result in the need to recognize additional expenses or accrued liabilities in the future.

In determining the accrued liabilities for point programs, NTT Group estimates that as of March 31, 2014, a one-percent increase in the point utilization rate would result in an additional liability accrual of approximately ¥1.4 billion, if all other factors are held constant.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of NTT’s affairs is the responsibility of its board of directors. The board of directors currently consists of 11 members. Directors are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders. The most recent election was held on June 26, 2014, during which shareholders approved the election of 11 corporate directors and two corporate auditors.

The following is a list of NTT’s directors, senior management and corporate auditors as of June 30, 2014:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Directors
Satoshi Miura	Member of the Board and Chairman	Chairman of Board of Directors	Apr. 3, 1944	June 2016	14,720	June 2005
Hiroo Unoura	Representative Director and President	Chief Executive Officer	Jan. 13, 1949	June 2016	11,400	June 2002
Hiromichi Shinohara	Representative Director and Senior Executive Vice President	Chief Technology Officer and Senior Vice President of Research and Development Planning; in charge of technical strategy and international standardization	Mar. 15, 1954	June 2016	5,300	June 2009
Jun Sawada	Representative Director and Senior Executive Vice President	Chief Financial Officer, Chief Compliance Officer and Chief Information Officer; in charge of business strategy and risk management	July 30, 1955	June 2016	4,000	June 2014
Mitsuyoshi Kobayashi	Executive Vice President	Senior Vice President of Technology Planning Department	Nov. 3, 1957	June 2016	3,000	June 2012
Akira Shimada	Member of the Board	Senior Vice President of General Affairs Department	Dec. 18, 1957	June 2016	2,800	June 2012
Hiroshi Tsujigami	Member of the Board	Senior Vice President of Corporate Strategy Planning Department	Sept. 8, 1958	June 2016	2,400	June 2012
Tsunehisa Okuno	Member of the Board	Senior Vice President of Global Business Office	Oct. 12, 1960	June 2016	1,400	June 2012
Hiroki Kuriyama	Member of the Board	Senior Vice President of Strategic Business Development; in charge of 2020 Project	May 27, 1961	June 2016	985	June 2014
Katsuhiko Shirai	Outside Member of the Board	Chairperson of the Foundation for the Open University of Japan and Director of Japan Display, Inc.	Sept. 24, 1939	June 2016	800	June 2012
Sadayuki Sakakibara	Outside Member of the Board	Chairman of the Board of Toray Industries, Inc.; Director of Hitachi, Ltd.; and Chairman of the Japan Business Federation (Keidanren)	Mar. 22, 1943	June 2016	2,700	June 2012

Corporate Auditors
Kiyoshi Kosaka	Audit & Supervisory Board Member	—	Mar. 28, 1951	June 2015	4,400	June 2012
Akiko Ide	Audit & Supervisory Board Member	—	Feb. 28, 1955	June 2015	100	June 2014

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Michiko Tomonaga	Outside Audit & Supervisory Board Member	Certified Public Accountant; Corporate Auditor of Keikyu Corporation; Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business; and Director of Japan Exchange Group, Inc.	July 26, 1947	June 2015	800	June 2011
Seiichi Ochiai	Outside Audit & Supervisory Board Member	Professor at Chuo Law School; Lawyer; Director of Meiji Yasuda Life Insurance Company; and Auditor of Ube Industries, Ltd.	Apr. 10, 1944	June 2015	2,102	June 2012
Takashi Iida	Outside Audit & Supervisory Board Member	Lawyer; Auditor of Shimadzu Corporation; Auditor of JAFCO Co., Ltd.; and Director of Alps Electric Co., Ltd.	Sep. 5, 1946	June 2015	1,000	June 2014

Presidents of Principal Subsidiaries
Masayuki Yamamura	President, NTT East	—	Mar. 30, 1953	June 2016	(2)	June 2012
Kazutoshi Murao	President, NTT West	—	Oct. 21, 1952	June 2016	(2)	June 2012
Akira Arima	President, NTT Communications	—	Aug. 25, 1949	June 2016	(2)	June 2010
Kaoru Kato	President, NTT DOCOMO	—	May 20, 1951	June 2016	(2)	June 2012
Toshio Iwamoto	President, NTT DATA	—	Jan. 5, 1953	June 2015	(2)	June 2012

(1)	NTT Shares owned as of June 30, 2014.
(2)	The number of Shares owned represents less than one percent of all outstanding Shares.

Satoshi Miura joined Nippon Telegraph and Telephone Public Corporation in April 1967. In June 1996, he became a Member of the Board and Vice President of the Personnel Department of NTT. In July 1996, he became a Member of the Board and Vice President of the Personnel Industrial Relations Department of NTT, and in June 1998, he became an Executive Vice President and Vice President of NTT’s Personnel Industrial Relations Department. In January 1999, he became an Executive Vice President and Deputy Senior Executive Manager of the NTT’s NTT-East Provisional Headquarters. He became a Senior Executive Vice President of NTT East in July 1999, and the President of NTT East in June 2002. In June 2005, he became a Senior Executive Vice President and concurrently began serving as a Senior Vice President of NTT’s Corporate Management Strategy Division. In June 2007, he became the President of NTT, and in June 2012, he was elected to his current position as Member of the Board and Chairman of NTT.

Hiroo Unoura joined Nippon Telegraph and Telephone Public Corporation in April 1973. In June 2002, he became a Member of the Board and Senior Vice President of Department I of NTT. In June 2005, he became a Member of the Board and Senior Vice President of Department V of NTT. In June 2007, he was elected as an Executive Vice President, Senior Vice President of the Corporate Strategy Planning Department, and Vice President of the Corporate Business Strategy Division of NTT. In June 2008, he became a Senior Executive Vice President and Senior Vice President of NTT’s Strategic Business Development Division and held the latter position until June 2011. In June 2012, he was elected to his current position as the President of NTT.

Hiromichi Shinohara joined Nippon Telegraph and Telephone Public Corporation in April 1978. In April 2003, he became an Executive Research Engineer at the Access Network Service Systems Laboratories of NTT’s Information Sharing Laboratory Group, at which he became a Vice President in June 2003. He became a Senior Vice President of the Information Sharing Laboratory Group in June 2007. In June 2009, he became a Member of the Board and Senior Vice President of the Research and Development Planning Department of NTT and, from June 2011 to September 2011, he also held the position of Senior Vice President of NTT’s Information Sharing Laboratory Group. In June 2012, he became Executive Vice President and Senior Vice President of NTT’s Research and Development Planning Department. In June 2014, he was elected to his current position as Senior Executive Vice President of NTT.

Jun Sawada joined Nippon Telegraph and Telephone Public Corporation in April 1978. In June 2006, he became the Executive Manager of the Corporate Strategy Planning Department at NTT Communications Corporation. In June 2008, he became Senior Vice President and Executive Manager of the Corporate Strategy Planning Department at NTT Communications. In June 2011, he became Executive Vice President and Executive Manager of the Corporate Strategy Planning Department. In June 2012, he became Senior Executive Vice President and Executive Manager of the Corporate Strategy Planning Department at NTT Communications. In June 2013, he became Senior Executive Vice President of NTT Communications. In June 2014, he was elected to his current position as Senior Executive Vice President of NTT.

Mitsuyoshi Kobayashi joined Nippon Telegraph and Telephone Public Corporation in April 1982. In May 2002, he became a Senior Manager of the Personnel Department of NTT West. In June 2006, he became a General Manager of NTT West’s Okayama branch. In July 2008, he became a General Manager of NTT West’s Service Management Department. In June 2010, he became a Senior Vice President and General Manager of NTT West’s Service Management Department. In June 2012, he was elected to his current position as Member of the Board of NTT Comware, became a Member of the Board and Senior Vice President of the Technology Planning Department of NTT and concurrently served as Senior Vice President of NTT’s Strategic Business Development Division, from which he resigned in June 2014. In June 2014, he was elected to his current positions of Executive Vice President and Senior Vice President of NTT’s Technology Planning Department.

Akira Shimada joined Nippon Telegraph and Telephone Public Corporation in April 1981. In June 2007, he became a Vice President of NTT’s Corporate Strategy Planning Department. In July 2007, he became a General Manager of NTT West’s Accounts and Finance Department. In July 2009, he became a General Manager of NTT East’s General Affairs and Personnel Department. In June 2011, he became a Senior Vice President and General Manager of NTT East’s General Affairs and Personnel Department. In June 2012, he was elected to the positions of Member of the Board and Senior Vice President of the General Affairs Department of NTT, and until June 2014, he served concurrently as Director of the Internal Control Office within NTT’s General Affairs Department. In June 2014, he was reelected to his current positions as Member of the Board and Senior Vice President of the General Affairs Department of NTT.

Hiroshi Tsujigami joined Nippon Telegraph and Telephone Public Corporation in April 1983. In October 2000, he became a Vice President of NTT’s Department I. In July 2003, he became a Senior Manager of NTT West’s Corporate Strategy Planning Department. In July 2007, he became a Vice President of NTT’s Corporate Strategy Planning Department. In June 2012, he was elected to his current position of Member of the Board and Senior Vice President of the Corporate Strategy Planning Department of NTT.

Tsunehisa Okuno joined Nippon Telegraph and Telephone Public Corporation in April 1983. In July 2007, he became a Vice President of NTT’s Corporate Business Strategy Division. In June 2008, he became a Senior Vice President of NTT’s Global Business Strategy Office, Strategic Business Development Division. In January 2011, he was elected to his current position as Senior Vice President of Dimension Data Holdings plc. In June 2011, he became a Senior Vice President of NTT’s Global Business Office. In June 2012, he assumed the concurrent role of Member of the Board of NTT.

Hiroki Kuriyama joined NTT in April 1985. In October 2001, he became a Senior Manager of NTT Communications’ Human Resources Department. In February 2003, he became Vice President of NTT’s Department I. In May 2005, he became Vice President of NTT’s Corporate Business Strategy Division. In June 2008, he became Vice President of NTT’s Corporate Strategy Planning Department. In June 2012, he was

selected to serve as Vice President of the President’s Office within NTT’s General Affairs Department. In June 2014, he assumed his current positions as Member of the Board and Senior Vice President of the Strategic Business Development Division at NTT.

Katsuhiko Shirai joined Waseda University as an Assistant in the First Faculty of Science and Engineering in April 1965. In April 1968, he became a full-time lecturer in Waseda University’s Faculty of Science and Engineering. In April 1970, he became an Assistant Professor in Waseda University’s Faculty of Science and Engineering, where he was promoted to Professor in April 1975. In November 1994, he became a Director of Academic Affairs and Director of the International Exchange Center at Waseda University. In November 1998, he became an Executive Director of Waseda University. In November 2002, he became the President of Waseda University, and in November 2010, he became an Educational Advisor of Waseda University. In April 2011, he assumed his current role as Chairperson of the Foundation for the Open University of Japan, and in June 2012, he became a Director of Japan Display, Inc. In June 2012, he was also elected to his current position of Outside Member of the Board of NTT.

Sadayuki Sakakibara joined Toyo Rayon Co., Ltd (currently registered as Toray Industries, Inc.) in April 1967. In June 1994, he became a Director of the First Corporate Planning Department, and in June 1996, he became a Director of Toray Industries, Inc. In June 1998, he became a Managing Director, and in June 1999, he became a Senior Managing Director of Toray Industries, Inc. In June 2001, he became an Executive Vice President of Toray Industries, Inc. and was appointed a Representative Member of the Board of Toray Industries, Inc., in which role he served until June 2014. In June 2002, he became the President of Toray Industries, Inc. In June 2010, he assumed his current role as Chairman of the Board of Toray Industries, Inc. In June 2012, he was elected to his current position as Outside Member of the Board of NTT. In June 2014, he assumed the concurrent role as Chairman of the Japan Business Federation (Keidanren).

Kiyoshi Kosaka joined Nippon Telegraph and Telephone Public Corporation in April 1974. In October 1997, he became a General Manager of NTT’s Kyoto branch. In July 1999, he became a General Manager of NTT West’s Kyoto branch, and in September 2000, became a Vice President of NTT’s Department V. In July 2002, he became an Executive Manager of NTT West’s Personnel Department, and in June 2003, became a Senior Vice President and Executive Manager of NTT West’s Personnel Department. In June 2005, he became a Member of the Board and Senior Vice President of Department I of NTT, and in June 2007, became a Member of the Board and Senior Vice President of the Department of General Affairs of NTT. In June 2009, he became a Representative Director and the President of NTT BUSINESS ASSOCIE Corporation. In June 2012, he was elected to his current position as an Audit & Supervisory Board Member of NTT.

Akiko Ide joined Nippon Telegraph and Telephone Public Corporation in April 1977. In June 2003, she became General Manager of Customer Services at NTT DOCOMO. From September 2004 to June 2005, she served as General Manager responsible for information security at NTT DOCOMO. From April 2006, she became General Manager responsible for social environment promotion at NTT DOCOMO. In June 2006, she became an Executive Director of NTT DOCOMO and serviced as General Manager of NTT DOCOMO’s Corporate Citizenship Department from 2006 to 2008. In July 2008, she concurrently served as an NTT DOCOMO Executive Director and General Manager of NTT DOCOMO’s Chugoku regional office. In June 2012, she concurrently served as Executive Director and Director of Information Security at NTT DOCOMO. In May 2013, she was appointed President and Chief Executive Officer of Radishbo-ya Co., Ltd., in which roles she served through May 2014. She concurrently served as Executive Director and Senior Manager in charge of Commerce and Business Promotion at NTT DOCOMO from June 2013 to June 2014, following which she was elected to her current position as an Audit & Supervisory Board Member at NTT in June 2014.

Michiko Tomonaga was registered as a certified public accountant in March 1975. In July 2007, she became a Vice President of the Japanese Institute of Certified Public Accountants, and in July 2008, became a Senior Partner of Ernst & Young Japan. In June 2010, she assumed her current position as an Outside Corporate Auditor of Keikyu Corporation. In June 2011, she was elected to her current position of Outside Audit & Supervisory

Board Member of NTT. In February 2012, she assumed her current position as Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business, and in June 2014, she also assumed the position of Outside Director of Japan Exchange Group, Inc.

Seiichi Ochiai became an Instructor in the Faculty of Law of the University of Tokyo in April 1974. In April 1977, he became an Associate Professor in the Faculty of Law of Seikei University, and in April 1981, became a Professor in the Faculty of Law of Seikei University. In April 1990, he became a Professor at the University of Tokyo Graduate Schools for Law and Politics and the Faculty of Law of the University of Tokyo. In April 2007, he assumed his current positions as Professor at Chuo Law School and Registered Lawyer (Daiichi Tokyo Bar Association), and in June 2007, assumed his other current position as an Emeritus Professor at the University of Tokyo. From June 2008 to June 2012, he served as an Outside Director of EBARA CORPORATION. In June 2012, he was elected to his current position as an Outside Audit & Supervisory Board Member of NTT. In July 2012, he was elected a Director of Meiji Yasuda Life Insurance Company, and in June 2013, was elected an Outside Corporate Auditor of Ube Industries, Ltd., in which positions he continues to serve.

Takashi Iida was registered as a Lawyer (Daini Tokyo Bar Association) in April 1974, and joined Mori Sogo Law Offices (currently Mori Hamada & Matsumoto) the same year, retiring from the firm on December 31, 2011. From April 1991 to March 31, 1992, he served as Deputy Chairman of the Daini Tokyo Bar Association. From April 1997 through March 31, 1998, he served as Executive Director of the Japan Federation of Bar Associations. From April 2006 through March 31, 2007, he served as Chairman of the Daini Tokyo Bar Association and Deputy Chairman of the Japan Federation of Bar Associations. He then established the Kowa Law Office in January 2012, and from June of the same year became an Outside Corporate Auditor for Shimadzu Corporation. In June 2013, he became an Outside Corporate Auditor for JAFCO Co., Ltd. and an Outside Corporate Director for Alps Electric Co., Ltd. In June 2014, he assumed his current position as Audit & Supervisory Board Member for NTT.

None of NTT’s directors or corporate auditors is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

Compensation

Policies

In order to improve objectivity and transparency regarding matters concerning the compensation of directors, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid on the basis of NTT’s business results for the applicable fiscal year. In addition, directors make minimum monthly contributions for the purchase of NTT Shares through the Directors’ Shareholding Association, to encourage a medium- and long-term perspective. Directors hold the Shares they purchase for the duration of their terms of office.

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

Total Compensation of Directors and Corporate Auditors During the Fiscal Year Ended March 31, 2014

Position	Number of Payees	Base Salary	Bonus	Total
		(millions of yen)
Directors (excluding outside directors)	10	¥406	¥86	¥492
Corporate Auditors (excluding outside corporate auditors)	2	¥55	—	¥55

Total	12	¥462	¥86	¥548

Notes:

1.	Upper limits on total annual compensation of directors and corporate auditors were set at an aggregate of ¥750 million for directors and ¥200 million for corporate auditors at the 21st ordinary general meeting of shareholders held on June 28, 2006.
2.	In addition to the above, NTT Group paid an aggregate of ¥16 million as executive bonuses to five of its directors who also hold executive management positions.

Total Compensation of Outside Directors and Outside Corporate Auditors During the Fiscal Year Ended March 31, 2014

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of outside directors and outside corporate auditors	5	¥60

Board Practices

Board of Directors

NTT’s board of directors is currently composed of eleven members. While not mandated by the Companies Act, two of NTT’s directors are outside directors (persons who are not currently, and have never been, a representative director or other director engaged in the execution of management functions, an officer, a general manager or any other employee of NTT or any of its subsidiaries). Their presence serves to strengthen the board of directors’ ability to monitor the fairness of business operations. In addition, a TSE rule requires that at least one of NTT’s outside directors or outside corporate auditors (as described below) meet certain additional independence criteria established by the TSE. Further, a new TSE rule requires NTT to endeavor to have at least one director who meets such independence criteria.

NTT’s Articles of Incorporation provide that the board of directors shall have no more than fifteen members. The board of directors nominates candidates for the board of directors, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights that hold Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a director expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within two years from the director’s assumption of office. Directors may be reappointed upon expiration of their term of office. By resolution, the board of directors may designate, from among its members, one president and one or more representative directors, who have the authority to represent the company generally in the conduct of its affairs. NTT’s board of directors may appoint one chairman and one or more senior executive vice presidents and executive vice presidents. In addition, the Companies Act provides that a resolution adopted by a majority vote of shareholders present is necessary to remove directors from office unless a higher threshold is provided under the Articles of Incorporation. Under NTT’s Articles of Incorporation, a resolution adopted by a majority vote of shareholders present at a meeting of shareholders is required for this purpose.

The board of directors is responsible for decisions regarding important management issues and for supervising the directors’ execution of their duties. As a general rule, the board of directors meets once a month. Under the Companies Act, board members are prohibited from engaging in any transaction in competition with any of NTT’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with NTT’s interests, unless the transaction is approved by a board resolution. No board member may vote on a proposal in which that board member is deemed to be materially interested. In addition, the Companies Act requires a resolution of the board of directors for NTT to decide on material business matters including, but not limited to, acquisition or disposal of material assets, substantial borrowings, issuance of bonds and establishment of internal control systems.

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

Pursuant to the Companies Act and NTT’s Articles of Incorporation, NTT, by resolution of its board of directors, may exempt its directors (including former directors) and corporate auditors (including former corporate auditors) from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Companies Act. In addition, NTT has entered into an agreement with each outside director and outside corporate auditor limiting such person’s maximum liability to NTT for actions taken in good faith and without gross negligence in connection with the performance by such persons of their duties, subject to limits imposed by the Companies Act.

Board of Corporate Auditors

NTT maintains a board of corporate auditors, which is composed of five members, referred to as corporate auditors, of whom three are outside corporate auditors. Each corporate auditor attends board of directors’ and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their staff maintained for such purposes. NTT’s board of corporate auditors works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions. Under the Companies Act, at least half of the corporate auditors must be outside corporate auditors (persons who have never been a director, accounting advisor, officer, general manager or other employee of NTT or any of its subsidiaries), and no corporate auditor may concurrently serve as a director, general manager or other employee of NTT or any of its subsidiaries or as an accounting advisor or officer of any of NTT’s subsidiaries. As indicated in “—Board of Directors” above, at least one of NTT’s outside directors or outside corporate auditors is required to meet certain additional independence criteria established by the TSE.

NTT’s Articles of Incorporation provide that there shall be no more than five corporate auditors on NTT’s board of corporate auditors. NTT’s corporate auditors and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s corporate auditors are nominated by the board of directors with the consent of the board of corporate auditors and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the board of corporate auditors appoints by resolution one or more members who serve on a full-time basis. In accordance with the Companies Act and NTT’s Articles of Incorporation, the term of office of a corporate auditor expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within four years from the corporate auditor’s assumption of office. Corporate auditors may be reappointed upon expiration of their term of office. Corporate auditors may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Corporate auditors may state their opinions at a general meeting of shareholders in relation to the removal of a corporate auditor.

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

Under the Companies Act, “large companies” (such as NTT) are required to maintain a board of corporate auditors comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among other things, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Under the Companies Act, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of NTT’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

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

Employees

NTT and its consolidated subsidiaries had approximately 240,000 employees as of March 31, 2014. Almost all of NTT Group’s employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai, or the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no strikes by the Union over the past ten years.

	Employees as of Fiscal Years Ended March 31,
	2012			2013			2014
Regional communications business	85,876	[66,757	]	81,320	[66,442	]	75,838	[66,273	]
Long distance communications and international business	31,162	[5,015	]	33,434	[7,005	]	38,069	[8,305	]
Mobile communications business	23,289	[8,827	]	23,890	[11,584	]	24,860	[11,256	]
Data communications business	58,668	[3,174	]	61,369	[3,599	]	75,020	[3,652	]
Other business	25,244	[5,574	]	27,155	[8,915	]	25,969	[10,969	]

Total	224,239	[89,347	]	227,168	[97,545	]	239,756	[100,455	]

Notes:	(1)

The number of full-time employees as of March 31 of each of the years indicated is shown without brackets. The average annual number of temporary employees for the fiscal years indicated is shown in brackets.

(2)

NTT East and NTT West terminated their system of rehiring employees (i.e. having employees retire from managerial positions at NTT East and NTT West at the end of a given fiscal year and assume employment at a subsidiary of NTT East and NTT West, as applicable, at the beginning of the following fiscal year) as of March 31, 2013. The total figures for NTT Group as of March 31, 2012 do not include employees who retired at the end of the fiscal year ended March 31, 2012 and who were rehired at the beginning of the fiscal year ended March 31, 2013. The number of full-time employees, on a consolidated basis, taking into account those employees was 226,648. The total number of full-time employees as of March 31, 2013 includes employees who were rehired under this system during the fiscal year ended March 31, 2013, but because this system was terminated on March 31, 2013, there were no such rehirees in the following fiscal year and thus no additional exclusions.

Share Ownership

As of March 31, 2014, the members of the board of directors of NTT owned a total of 61,922 Shares (less than 0.1% of outstanding Shares).

The NTT Board Members Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West, NTT Communications, NTT COMWARE and NTT FACILITIES. Through this association, directors and corporate auditors of the respective NTT Group companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DOCOMO and NTT DATA also have similar directors’ shareholding associations for the respective purchases of NTT DOCOMO and NTT DATA stock.

The NTT Employee Shareholding Association is an association for employees of NTT, NTT East, NTT West and NTT Communications and other NTT Group companies. Through this association, employees of the respective NTT Group companies periodically contribute a fixed amount of money for the purchase of NTT stock. Their employers contribute matching funds equivalent to 8% of the amount contributed. NTT DOCOMO and NTT DATA also have similar employee shareholding associations for the respective purchases of NTT DOCOMO and NTT DATA stock.

In March 2014, Dimension Data, one of NTT Group’s main subsidiaries in the long distance and international communications business segment, implemented a performance-based equity compensation program using NTT shares or ADRs. Pursuant to this long-term incentive plan, Dimension Data will distribute NTT shares or ADRs to executives and key talent of Dimension Data group companies worldwide based on Dimension Data’s business performance. The purchase of shares for this program will be conducted through a trust that is independent from NTT and Dimension Data, under instructions of the trust executor.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Government, acting through the Minister, regulates the activities of NTT and certain of its subsidiaries, and the Minister’s approval is required for the issuance of new Shares, subject to consultation with the Minister of Finance. See “Item 4—Information on the Company—Regulations.” NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm’s-length basis. The Government, in its capacity as a shareholder of NTT, votes at NTT shareholder meetings and, by virtue of its position as the largest shareholder, theoretically has the power to exert considerable influence over most decisions taken at such meetings, although the Government has never used this power to direct the management of NTT.

As of March 31, 2014, the Government owned 405,221,340 Shares, or 35.65% of the issued Shares (36.50% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Law, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.” To NTT’s knowledge, there were no significant changes in the Government’s percentage ownership during the past three fiscal years.

	As of March 31, 2014
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	405,221,340	35.65	%(1)
Common stock	Directors and officers (12 persons)	61,922	—	(2)

(1)	36.50% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2014, 34,204,598 ADSs (equivalent to 17,102,299 Shares, or 1.5% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 172 record holders of ADSs (including 164 United States record holders, who held 34,211,300 ADSs).

As far as NTT is aware, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of NTT.

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT and its subsidiaries have entered into a number of different types of transactions with other affiliated companies, the most significant of which are sales of telecommunications equipment, purchases of terminal equipment and materials and the provision of certain services.

Transactions with affiliated companies and the related balances at the end of the periods ended March 31, 2012, 2013 and 2014 were as follows:

	Year ended March 31,
	2012	2013	2014
	(millions of yen)
Sales	¥25,788	¥26,001	¥31,372
Purchases	¥104,435	¥105,295	¥109,817
Receivables	¥14,225	¥17,257	¥24,254
Payables	¥83,559	¥89,623	¥105,341

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥17,839 million, ¥19,384 million* and ¥23,249 million, respectively.

*	As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures, issued by the FASB. For details, see Note 6 to the Consolidated Financial Statements.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2014, NTT DATA entered into various related party transactions, the terms of which were substantially similar to those of transactions that NTT DATA entered into with non-related parties. NTT does not consider the nature and value of the related party transactions that NTT DATA entered into during the fiscal year ended March 31, 2014 to be material.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-72.

Legal Proceedings

In the normal course of its business operations, NTT Group is subject to legal proceedings, lawsuits and other claims, including claims relating to contracts, labor relations and intellectual property. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such legal proceedings, lawsuits and claims, if any, would not have a material effect on NTT’s Consolidated Financial Statements.

Dividend Policy

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial condition and dividend payout ratio.

NTT’s dividends in respect of the fiscal year ended March 31, 2014 were ¥170 per share, comprised of a year-end dividend of ¥90 and the interim dividend of ¥80 paid on December 9, 2013. For the fiscal year ending March 31, 2015, NTT currently expects to pay dividends of ¥180 per share in respect of the full fiscal year.

While maintaining sound financial condition and as part of its capital policy to improve capital efficiency, NTT intends to use retained earnings for investments in new business opportunities.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there have been no significant changes since March 31, 2014, the date of the registrant’s last audited financial statements.

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

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices, the Tokyo Stock Price Index (“TOPIX”) and the Nikkei Stock Average (“Nikkei 225”). The TOPIX, which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 20, 2014, stocks of 1,821 companies were traded on the First Section of the TSE. The Nikkei 225 is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)		(number of Shares)	(points)		(yen)
Fiscal Years Ended March 31,
2010	4,370	3,590	2,454,334	979.58	793.82	11,097.14	8,351.91
2011	4,170	3,220	2,630,467	998.90	766.73	11,339.30	8,605.15
2012	4,085	3,475	2,208,620	874.34	706.08	10,255.15	8,160.01
2013	4,430	3,270	2,667,716	1,058.10	695.51	12,635.69	8,295.63
2014	6,009	3,925	3,116,973	1,306.23	991.34	16,291.31	12,003.43
Quarterly Periods for the Fiscal Year Ended March 31, 2013
First Quarter	3,770	3,270	2,235,952	856.05	695.51	10,109.87	8,295.63
Second Quarter	3,890	3,540	2,015,695	778.70	706.46	9,232.21	8,365.90
Third Quarter	3,930	3,560	3,112,477	859.80	713.95	10,395.18	8,534.12
Fourth Quarter	4,430	3,665	3,362,050	1,058.10	871.88	12,635.69	10,486.99
Quarterly Periods for the Fiscal Year Ended March 31, 2014
First Quarter	5,650	3,925	4,224,147	1,276.03	991.34	15,627.26	12,003.43
Second Quarter	5,430	4,910	2,531,795	1,222.72	1,106.05	14,808.50	13,338.46
Third Quarter	5,690	4,975	2,884,655	1,302.29	1,147.58	16,291.31	13,853.32
Fourth Quarter	6,009	5,128	2,817,405	1,306.23	1,139.27	16,121.45	14,008.47
2014 Monthly Periods
January	5,908	5,380	2,635,058	1,306.23	1,220.64	16,121.45	14,914.53
February	5,855	5,128	2,656,742	1,233.66	1,139.27	15,051.60	14,008.47
March	6,009	5,290	3,143,265	1,236.97	1,145.97	15,274.07	14,224.23
April	5,709	5,051	2,028,424	1,216.77	1,132.76	15,071.88	13,910.16
May	6,056	5,600	2,159,910	1,201.41	1,150.05	14,681.72	14,006.44
June (through June 13)	6,361	6,037	2,127,240	1,243.97	1,220.47	15,124.00	14,935.92

On June 13, 2014, the last traded price of the Shares on the TSE was ¥6,318 per Share, and the closing TOPIX and Nikkei 225 on that date were 1,243.97 points and ¥15,097.84, respectively.

ADSs are listed on the NYSE. Two ADSs represent one Share and are evidenced by ADRs issued by the Depositary.

As of March 31, 2014, 34,204,598 ADSs (equivalent to 17,102,299 Shares, or 1.5% of the total number of Shares outstanding on that date, excluding treasury stock) were outstanding and were held by 172 record holders of ADSs (including 164 United States record holders, who held an aggregate of 34,211,300 ADSs).

The principal trading market for the ADSs in the United States is the NYSE. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)
Fiscal Years Ended March 31,
2010	24.09	18.18	513,476
2011	25.18	19.59	454,191
2012	25.99	22.44	499,145
2013	24.70	20.64	470,099
2014	29.21	21.14	322,298
Quarterly Periods for the Fiscal Year Ended March 31, 2013
First quarter	23.28	20.65	595,777
Second quarter	24.65	22.62	322,461
Third quarter	24.70	20.93	259,454
Fourth quarter	23.70	20.64	710,821
Quarterly Periods for the Fiscal Year Ended March 31, 2014
First quarter	27.20	21.14	465,738
Second quarter	27.13	24.60	266,968
Third quarter	27.35	24.77	276,912
Fourth quarter	29.21	25.42	275,657
2014 Monthly Periods
January	27.99	26.50	275,403
February	28.40	25.42	273,298
March	29.21	26.40	278,045
April	27.85	25.26	293,863
May	29.81	27.89	222,277
June (through June 13)	30.95	29.55	456,294

Although historically the Shares were also listed on the London Stock Exchange (the “LSE”), NTT decided to apply for delisting from the LSE at the board of directors’ meeting held on February 6, 2014. NTT’s Shares were delisted from the LSE on March 20, 2014.

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Companies Act relating to joint-stock corporations (kabushiki kaisha), which came into effect on May 1, 2006, and related legislation, all as currently in effect. For a description of the purpose of NTT’s business as described in Article 2 of NTT’s Articles of Incorporation and in the NTT Law, see “Item 4—Information on the Company—Regulations—NTT Law.”

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

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the transferred shares is recorded in the transferee’s account at an account-managing institution or JASDEC, as applicable. The holder of an account at an account-managing institution or JASDEC is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against NTT, except in limited circumstances, a shareholder must have its name and address registered in NTT’s register of shareholders. Under the clearing system, such registration is made upon NTT’s receipt of the necessary information from JASDEC. See “—Transfer Agent” and “—Record Date” below.

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

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by joint-stock corporations to their shareholders, commonly called “dividends,” are referred to as “distributions of surplus” (“surplus” is defined below under “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described below under “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the board of directors if all the requirements described in (a) through (c) are met:

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

At present, NTT does not meet the requirements described in (a) and (b) above. Nevertheless, NTT is permitted to make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of its board of directors once per fiscal year under NTT’s Articles of Incorporation and the Companies Act. Under the NTT Law, approval of the Minister is also required for any distribution of surplus. See “Item 4—Information on the Company—Regulations—NTT Law.”

Under NTT’s Articles of Incorporation, a year-end dividend may be distributed to shareholders of record as of March 31 of each year pursuant to a resolution of a general meeting of shareholders, and an interim dividend may be distributed to shareholders of record as of September 30 of each year pursuant to a resolution of the board of directors. In addition, under the Companies Act, NTT may make further distributions of surplus by a resolution of a general meeting of shareholders, as mentioned above. NTT’s Articles of Incorporation exempt NTT from the obligation to make distributions of surplus to a shareholder after three years have elapsed from the date on which such shareholder failed to accept a distribution.

Distributions of surplus may be made in cash or in kind (except for interim dividends, which must be paid in cash) in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of surplus must specify the kind and aggregate carrying amounts of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” for more information regarding a “special resolution”).

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

The aggregate carrying amounts of surplus distributed by NTT may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of surplus less the aggregate of the following:

(a)	the carrying amounts of NTT’s treasury stock, as of the effective date of the distribution,

(b)	the amount of consideration for NTT’s treasury stock that it disposed of after the end of the last fiscal year, and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year), all or a part of such excess amount as calculated in accordance with an ordinance of the Ministry of Justice.

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

If NTT has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for shares of treasury stock that NTT has disposed of, during the period in respect of which such interim financial statements have been prepared. NTT may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by NTT must be audited by its corporate auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.

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

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its board of directors. When a stock split is to be made, so long as the only type of NTT’s outstanding stock is its common stock, it may increase the number of authorized Shares to the extent that the ratio of such increase in authorized Shares does not exceed the ratio of such stock split, by amending its Articles of Incorporation, which amendment may be made without shareholder approval. Under the NTT Law, NTT is required to obtain the approval of the Minister for any amendment of its Articles of Incorporation. See “Item 4—Information on the Company—Regulations—NTT Law.”

Before undertaking a stock split, NTT must give public notice of the stock split specifying a record date not less than two weeks after the date of the notice. Under the rules of the clearing system, NTT must also inform JASDEC of certain matters regarding a stock split promptly after the resolution of its board of directors determining such stock split. On the effective date of the stock split, the numbers of Shares recorded in all accounts held by NTT’s shareholders at account-managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Elimination of Fractional Shares and Adoption of Unit Share System

NTT’s Articles of Incorporation were amended on January 4, 2009 pursuant to a resolution of its ordinary general meeting of shareholders held on June 25, 2008 to provide for the fact that the fractional share system was abolished as of January 4, 2009 as a result of changes to the Companies Act. NTT adopted a unit share system which provides that 100 Shares constitute one “unit.”

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

Under the rules of the clearing system, Shares constituting less than one whole unit are transferable. Under the rules of the TSE, however, except in certain limited circumstances such as the consolidation of shares for the purpose of changing the number of shares constituting one whole unit, Shares constituting less than one whole unit do not comprise a trading unit, and accordingly may not be sold on the TSE.

Holders of Shares constituting less than one whole unit may at any time request that NTT purchase such Shares through the relevant account-managing institution and JASDEC. Pursuant to NTT’s Articles of Incorporation, any such holder may also request that NTT sell to such holder Shares constituting less than one whole unit which, when added to the Shares of such holder constituting less than one whole unit, shall constitute one whole unit. Under the clearing system, such request must be made through the relevant account-managing institution and JASDEC. Such purchase or sale of Shares will be effected at the current market price as set out in the Companies Act.

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

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter for consideration at a general meeting of shareholders by submitting a request to a Representative Director at least eight weeks prior to the date of such meeting. If NTT’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened, as applicable.

Voting Rights

A holder of Shares constituting one or more units is in principle entitled to one vote for each whole unit of Shares. However, in general, neither NTT nor any corporate or other entity, one-quarter or more of the total voting rights of which are directly or indirectly held by NTT, has voting rights in respect of such Shares.

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its directors and corporate auditors is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its directors. Shareholders may exercise their voting rights in writing, by electronic means or through proxies, provided that the proxies are, in principle, also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those embedded in bonds with stock acquisition rights to persons other than NTT’s shareholders under “specially favorable” conditions or at a “specially favorable” price;

(v)	removal of any of NTT’s corporate auditors;

(vi)	any exemption from liability of any of NTT’s directors, corporate auditors or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of all or a substantial part of NTT’s business;

(xi)	taking over of the entire business of another company;

(xii)	merger;

(xiii)	divestiture;

(xiv)	establishment of a parent and wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan); and

(xv)	dissolution or consolidation.

However, under the Companies Act, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xiv) above. Instead, such matter may be decided by the board of directors, if it satisfies certain criteria prescribed by the Companies Act. Under the NTT Law, the approval of the Minister is required for some of the above matters. See “Item 4—Information on the Company—Regulations—NTT Law.”

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares they hold.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s board of directors determines, subject to the limitations on the issuance of new Shares at a “specially favorable” price mentioned above in “—Voting Rights.” NTT’s board of directors may, however, determine that shareholders be given subscription rights to Shares, in which case such rights must be given on uniform terms to all holders of Shares as of a record date not less than two weeks after public notice has been given. Each shareholder to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. Under the NTT Law, NTT is required to obtain the approval of the Minister to issue new shares, subject to certain exceptions. See “Item 4—Information on the Company—Regulations—NTT Law.”

Stock Acquisition Rights

NTT may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire Shares from NTT upon payment of the applicable exercise price, and subject to other terms and conditions thereof. NTT may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by NTT’s board of directors unless such issuances are made under “specially favorable” conditions or at a “specially favorable” price, as described above in “—Voting Rights.”

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

Acquisition by NTT of Shares

NTT may acquire Shares (i) by soliciting all its shareholders to offer to sell Shares held by them (in this case, certain terms of such acquisition, such as the total number of Shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and the acquisition shall be effected pursuant to a resolution of the board of directors), (ii) from a specific shareholder other than any of NTT’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of NTT’s subsidiaries (pursuant to a resolution of the board of directors), or (iv) by way of purchase on the TSE on which the Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors). In the case of clause (ii) above, any other shareholder may make a request to NTT’s Representative Director that such other shareholder be included as a seller in the proposed purchase; provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the Shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in clause (ii) above was adopted (or, if there is no trading in the Shares on the stock exchange or if the stock exchange is not open on such day, the price at which the Shares are first traded on such stock exchange thereafter) and (y) if the Shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in clause (ii) above was adopted, the price of the Shares under the agreement with respect to such tender offer on such day.

The total amount of the purchase price of Shares may not exceed the Distributable Amount, as described in “—Distributions of Surplus—Restriction on Distributions of Surplus.”

NTT may hold the Shares acquired in compliance with the Companies Act, and may generally dispose of or cancel such Shares by resolution of its board of directors.

Disposal of Shares by NTT

NTT is no longer required to send notices to a shareholder once NTT has continuously been unable to deliver notices for five years or more to his or her address registered in NTT’s register of shareholders or at any alternative address otherwise provided to NTT.

In the above case, if the relevant shareholder also fails to receive distributions of surplus on the Shares continuously for five years or more at his or her address registered in NTT’s register of shareholders or at an alternative address otherwise provided to NTT, then after the five years NTT may in general dispose of such Shares at their then market price and either hold the proceeds of such disposition or deposit them on behalf of the relevant shareholder.

Acquisition and Disposal of Shares by NTT during the Last Three Fiscal Years

Prior to the fiscal year ended March 31, 2011, NTT engaged in several Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT.

During the fiscal year ended March 31, 2012, at the board of directors’ meeting held on May 13, 2011, the board of directors approved a resolution for the repurchase by NTT of up to 60,000,000 of its Shares at an aggregate cost not to exceed ¥280 billion, during the period between May 16, 2011 and September 30, 2011. In accordance with this resolution, NTT acquired from the Minister of Finance 57,513,600 Shares at an aggregate cost of ¥223.4 billion on July 5, 2011. Further, at the board of directors’ meeting held on November 9, 2011, the board of directors approved a resolution for the second cancellation by NTT of 125,461,832 Shares, and for the repurchase by NTT of up to 44,000,000 of its Shares at an aggregate cost not to exceed ¥220 billion, during the period between November 16, 2011 and March 30, 2012. In accordance with this resolution, NTT cancelled 125,461,832 Shares on November 15, 2011, and acquired from the Minister of Finance 41,820,600 Shares at an aggregate cost of ¥158.3 billion on February 8, 2012. As a result of the stock repurchases and the purchase and sale by NTT of less-than-one-unit shares to fulfill requests by holders of less-than-one-unit shares, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2012 was 1,223,765,423.

During the fiscal year ended March 31, 2013, at the board of directors’ meeting held on September 19, 2012, the board of directors approved a resolution for the repurchase by NTT of up to 42,000,000 of its Shares at an aggregate cost not to exceed ¥150 billion during the period between September 20, 2012 and March 29, 2013. In accordance with this resolution, NTT acquired a total of 38,382,300 Shares at an aggregate cost of ¥150 billion. No Shares were acquired from the Minister of Finance. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2013 was 1,185,374,632.

During the fiscal year ended March 31, 2014, at the board of directors’ meeting held on May 10, 2013, the board of directors approved a resolution for the repurchase by NTT of up to 50,000,000 of its Shares at an aggregate cost not to exceed ¥250 billion during the period between May 13, 2013 and March 31, 2014. In accordance with this resolution, NTT acquired a total of 48,737,200 Shares at an aggregate cost of ¥250 billion. No Shares were acquired from the Minister of Finance. Further, at the board of directors’ meeting held on February 6, 2014, the board of directors approved a resolution for the repurchase by NTT of up to 38,000,000 of its Shares at an aggregate cost not to exceed ¥200 billion during the period between February 7, 2014 and March 31, 2014. In accordance with this resolution, NTT acquired from the Minister of Finance and other shareholders 26,556,800 Shares at an aggregate cost of ¥156.499 billion on March 7, 2014. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2014 was 1,110,046,428.

Material Contracts

All contracts concluded by NTT during the two years preceding this filing were entered into in the ordinary course of business.

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

Notwithstanding the foregoing, if the proposed transaction falls within the category of “inward direct investment,” the transaction is subject to different regulations. The term “inward direct investment” in relation to transactions in shares means, in relevant part, an acquisition of shares of a listed corporation by a foreign investor (whether from an exchange resident, an exchange non-resident or any other foreign investor) that results in such investor, together with parties who have a special relationship with such investor, holding 10% or more of the total number of issued shares of such corporation or, if such investor, together with such parties, already holds 10% or more of the total number of issued shares of such corporation, acquisition of additional shares in such corporation.

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

American Depositary Shares

None of the deposit of Shares by an exchange non-resident, the issuance by the Depositary to an exchange non-resident of ADRs evidencing the ADSs created by such deposit in exchange therefor or the withdrawal of the underlying Shares by an exchange non-resident upon surrender of ADRs is subject to any formalities or restrictions referred to under “Acquisition of Shares” above. Notwithstanding the foregoing, notification as noted under “Acquisition of Shares” above may be required where, as a result of such deposit or withdrawal, the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total number of issued Shares.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may in general be converted into any foreign currency and repatriated abroad.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the Ministry of Finance a report concerning such shareholdings within five business days. The local finance bureau of the Ministry of Finance is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or the exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished, without delay, to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

Foreign nationals and foreign corporations have been permitted to own Shares since August 1, 1992. Currently, NTT is prohibited from registering in its register of shareholders shareholder ownership, individually or in the aggregate, equal to or exceeding one-third of NTT’s total voting rights by the persons or bodies listed below:

(i)	any person who is not of Japanese nationality;

(ii)	any foreign government or any of its representatives;

(iii)	any foreign juridical person or association; and

(iv)	any juridical person or association:

(x)	which owns 10% or more of NTT’s voting rights; and

(y)	10% or more of the voting rights of which are directly owned by the persons or bodies listed in clauses (i) through (iii) above.

(For the purpose of (iv) above, the amount of NTT’s voting rights under foreign ownership is calculated by multiplying the percentage of NTT’s voting rights held directly by the relevant juridical person or association by the percentage of voting rights of such juridical person or association held by persons or bodies listed in (i) through (iii) above.)

As of March 31, 2014, foreign ownership of NTT’s Shares was 28.0%.

The operator of the electronic central clearing system will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate (a) any shareholders constituting persons or bodies listed in (i) through (iii) above (without specifying the items under which they fall) and (b) any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the electronic share clearing system, see “Item 10—Additional Information—Description of the Shares—General.”

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20.42% for dividends due and payable on or before December 31, 2037 and will be 20% on or after January 1, 2038. However, with the exception of any individual shareholder who holds 3% or more of the total issued Shares, the withholding tax rate with respect to dividends paid by NTT to a non-resident holder is reduced to (i) 15.315% for dividends due and payable between January 1, 2014 and December 31, 2037 and (ii) 15% for dividends due and payable on and after January 1, 2038. Due to the imposition during the period beginning on January 1, 2013 and ending on December 31, 2037 of a special additional income tax (2.1% of the original withholding tax amount) to procure funds for reconstruction following the Great East Japan Earthquake, the original withholding tax rates of 15% and 20%, as applicable, have increased, respectively, to 15.315% and 20.42%.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% but not more than 50% of the voting stock of the issuing company. If the protocol amending the Convention, signed on January 24, 2013, takes effect, the threshold in the preceding sentence will be amended to “less than 50%.” The effective date for the amendment to the Convention had not yet been determined as of June 13, 2014. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund. Under Japanese tax law, these treaty rates will apply in cases where the maximum tax rate that is to be applied on the basis of tax treaties is less than the tax rate set forth in the preceding paragraph applied on the basis of Japanese tax law.

“Non-resident holders” eligible to receive a reduced treaty rate for Japanese taxes withheld at the source with respect to any dividends payable on Shares must submit an application through the withholding agent regarding the Convention to the relevant tax authorities prior to the dividend payment. A standing proxy of a “non-resident holder” may submit such application on his or her behalf. In addition, a simplified special application filing procedure is available for non-resident holders of Shares to claim treaty benefits of exemption from or reduction of Japanese withholding tax with respect to dividends paid on or after January 1, 2014. With regard to ADSs, if a depository institution or its representative has submitted both an original form and a copy of the two applications regarding the Convention, such reduced tax rate shall apply (one of these forms is Form 4, “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipts,” which is to be submitted to the head of the district tax office through the payor of the dividend by the day prior to payment of the dividend, and the other form is Form 5, “Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipts,” which is to be submitted to the head of the district tax office through the payor of the dividend by no later than eight months from the day after the record date for payment of the dividend regarding which the related Form 4 was submitted). To claim the reduced tax rate, a non-resident holder of ADSs must submit a certification with respect to taxpayer status, place of residence and beneficial ownership (if applicable), and must submit any other information or documentation requested by the depository institution. Non-resident holders of ADSs who do not submit an application in advance generally may request a refund from the relevant tax authorities for taxes withheld at the source in excess of the tax rate under the Convention.

For purposes of the Convention and Japanese tax law, United States holders of ADSs (or ADRs evidencing ADSs) will be treated as the owners of the Shares underlying the ADSs.

Gains derived from the sale of Shares or ADSs by a non-resident holder, either outside Japan or within Japan, are generally not subject to Japanese income or corporate taxes.

An individual who has acquired Shares or ADSs as legatee, heir or donee may be required to pay Japanese inheritance and gift taxes at progressive rates even if the acquiring individual, deceased or donor (as the case may be) is not a Japanese resident.

United States Taxation

The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, traders who elect to mark to market, insurance companies, tax-exempt entities, persons holding an ADS or Share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting Shares. It also does not address any state or local tax consequences and does not address the United States estate tax or gift tax, the Medicare tax on net investment income or the United States alternative minimum tax. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

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

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In the case of a U.S. non-corporate holder for whom the reduced 20% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the United States Internal Revenue Code.

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

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The financial instruments that NTT Group holds are continuously exposed to market fluctuations, such as changes in foreign currency exchange rates, interest rates and stock prices.

NTT Group utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, from time to time, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated with the underlying debt instruments or financial assets, and the transactions are entered into on the same date as the debt instruments or financial assets and have the same maturity. See Note 19 to the Consolidated Financial Statements for additional information regarding NTT Group’s derivative instruments and hedging activities.

NTT Group does not engage in any specific hedging activities against the price fluctuations of the securities it holds as marketable securities.

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2014:

	2014
	Cost	Fair value(1)
	(in millions of yen)
Available-for-sale securities	¥190,469	¥319,582
Held-to-maturity securities	¥6,145	¥6,169

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2014
	Cost	Fair value(1)
	(in millions of yen)
Maturing within 1 year	¥2,212	¥2,212
Maturing between 1 year and 5 years	¥2,519	¥2,531
Maturing between 5 years and 10 years	¥939	¥939
Maturing after 10 years	¥475	¥487

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with its foreign currency-denominated long-term debt. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2014.

Amounts related to forward foreign exchange contracts and currency swap agreements entered into in connection with foreign currency-denominated long-term debt that eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

Interest Rate Risk

Market risk for changes in interest rates to which NTT Group is exposed relates principally to debt obligations. NTT Group has long-term debt, primarily with fixed rates. NTT Group enters into interest rate swap agreements from time to time to convert underlying floating rate debt or assets into fixed rate debt or assets, or vice versa. NTT Group may also enter into interest rate option contracts to hedge the risk of a rise in the interest rate of underlying debt.

The following tables provide information about NTT Group’s financial instruments that are affected by changes in interest rates, including debt obligations and interest rate swaps.

For debt obligations, the table presents cash flows by expected maturity dates, weighted average interest rates and fair values of financial instruments.

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2014.

While the information is presented in Japanese yen equivalents, the amounts are classified by the currency (Japanese yen and foreign currencies) of the financial instruments’ actual cash flows.

	Average interest rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2015	2016	2017	2018	2019	Thereafter	Total
		(in millions of yen)
Long-term debt including current portion
Japanese yen bonds	1.3%	¥(179,997)	¥(234,895)	¥(249,906)	¥(269,938)	¥(201,068)	¥(659,847)	¥(1,795,651)	¥(1,882,2794)
U.S. dollar bonds	1.6%	0	0	(1,029)	(129,900)	0	(51,960)	(182,889)	(179,211)
Borrowings from banks—
Japanese yen loans (primarily fixed rate)	1.1%	(210,403)	(114,338)	(178,981)	(170,021)	(259,881)	(825,230)	(1,758,854)	(1,882,606)
U.S. dollar loans (primarily floating rate)	0.7%	(24,000)	(25,173)	(30,341)	(5,070)	(8,907)	(25,268)	(118,759)	(111,653)
British pound loans (primarily floating rate)	0.8%	(5,274)	0	0	0	(13,705)	0	(18,979)	(17,714)
Euro loans (primarily fixed rate)	2.0%	(2,393)	(2,613)	(2,266)	(1,113)	(3,823)	(1,098)	(13,306)	(13,429)
Rand loans (fixed rate)	17.4%	(1,776)	0	0	(8,903)	0	0	(10,679)	(13,324)
Other loans (primarily floating rate)		(1,508)	(3,153)	(1,299)	(60)	(6)	(3,881)	(9,907)	(8,161)

Subtotal		(425,351)	(380,172)	(463,822)	(585,005)	(487,390)	(1,567,284)	(3,909,024)	(4,108,377)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		1,513	0	0	29,942	0	2,836	34,291	34,291

Total		¥(423,838)	¥(380,172)	¥(463,822)	¥(555,063)	¥(487,390)	¥(1,564,448)	¥(3,874,733)	¥(4,074,086)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2015	2016	2017	2018	2019	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥49,913	¥261,076	¥5,800	¥29,000	¥22,606	¥44,187	¥(1,426)
Average pay rate	0.7%	0.3%	1.4%	0.4%	1.2%	1.4%
Average receive rate	0.5%	0.3%	0.5%	0.3%	0.7%	0.4%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR program, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs, including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2014, the Depositary reimbursed NTT in the amount of US$42,000 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR program and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

NTT Group maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives. NTT Group also has investments in certain unconsolidated entities, both in Japan and in various foreign countries. As NTT Group does not control or manage these entities, the disclosure controls and procedures with respect to such entities are necessarily more limited than those that NTT Group maintains with respect to its consolidated subsidiaries.

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2014. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of March 31, 2014 to provide reasonable assurance that the information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

The management of NTT is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. NTT’s internal control over financial reporting is a process designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

NTT’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of NTT’s assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that NTT’s receipts and expenditures are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of NTT’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with these policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2014. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (1992).” Management concluded that, as of March 31, 2014, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting as of March 31, 2014, which appears on Page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in NTT’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, NTT’s internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s board of corporate auditors has determined that Ms. Michiko Tomonaga is a financial expert meeting the requirements of Item 16A. Ms. Michiko Tomonaga is independent under applicable Japanese rules relating to the composition of boards of corporate auditors.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

NTT believes that it is important to maintain and enhance audit quality while increasing audit efficiency. NTT’s principal auditor is KPMG AZSA LLC (“KPMG”), formerly known as KPMG AZSA & Co.

The aggregate fees billed for each of the fiscal years ended March 31, 2013 and March 31, 2014 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years Ended March 31,
	2013	2014
	(in millions of yen)
Audit Fees	¥3,813	¥4,100
Audit-Related Fees	2	5
Tax Fees	83	100
All Other Fees	143	122

Total Fees	¥4,042	¥4,328

Audit Fees were billed for professional services rendered by KPMG for the audit of NTT’s and its subsidiaries’ annual financial statements and for services that KPMG normally provides in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Pre-approval Policies and Procedures Approved by the Company’s Board of Directors and the Board of Corporate Auditors

Any contract between NTT and/or its subsidiaries and KPMG and its affiliates must be approved by NTT’s board of corporate auditors before the engagement of the relevant accountants. Approval of NTT’s board of directors is also required for contracts meeting a specified level of materiality. NTT’s board of directors and board of corporate auditors have pre-approved NTT and/or its subsidiaries entering into contracts with KPMG and its affiliates for services consisting of the preparation of tax returns and interfacing with the tax authorities in relation thereto, and NTT’s board of directors and board of corporate auditors are to be informed of each such service provided.

All of the services provided by KPMG and its affiliates in the fiscal year ended March 31, 2014 were approved by NTT’s board of directors and board of corporate auditors pursuant to the pre-approval policies and procedures described above. None of the pre-approvals for such services were waived pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)	(b) Average Price Paid per Share(1)(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
April 1, 2013 to April 30, 2013	2,162	¥4,483	0	0
May 1, 2013 to May 31, 2013	7,144,335	¥5,311	7,142,000	42,858,000
June 1, 2013 to June 30, 2013	13,060,553	¥5,012	13,059,200	29,798,800
July 1, 2013 to July 31, 2013	7,918,278	¥5,213	7,914,100	21,884,700
August 1, 2013 to August 31, 2013	10,402,499	¥5,065	10,400,100	11,484,600
September 1, 2013 to September 30, 2013	5,043,159	¥5,142	5,041,100	6,443,500
October 1, 2013 to October 31, 2013	5,183,330	¥5,165	5,180,700	0
November 1, 2013 to November 30, 2013	2,754	¥5,181	0	0
December 1, 2013 to December 31, 2013	6,912	¥5,380	0	0
January 1, 2014 to January 31, 2014	3,952	¥5,660	0	0
February 1, 2014 to February 28, 2014	2,621	¥5,543	0	38,000,000
March 1, 2014 to March 31, 2014	26,560,579	¥5,893	26,556,800	0

(1)	On May 10, 2013, the board of directors resolved that NTT may acquire up to 50 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Further, on February 6, 2014, the board of directors resolved that NTT may acquire up to 38 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥200 billion from February 7, 2014 through March 31, 2014.
(2)	The number of Shares purchased includes less-than-one-unit shares. From April 1, 2013 to March 31, 2014, NTT purchased 37,134 such Shares.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

The NYSE has adopted corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under the Companies Act. While the presence of outside directors on NTT’s board of directors is not mandated by the Companies Act, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” the Companies Act requires that at least half of NTT’s corporate auditors must qualify as outside corporate auditors, and the rules of the TSE require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the TSE. Further, NTT is required to endeavor to have at least one director who meets such independence criteria.

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

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Companies Act or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework that is required by the Companies Act.

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

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2013 and 2014, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three fiscal years ended March 31, 2012, 2013 and 2014, the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts appear as pages F-1 through F-72.

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

Date: June 30, 2014

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 30, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2013	2014
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 7)	¥961,433	¥984,463
Short-term investments (Note 7)	53,753	38,949
Notes and accounts receivable, trade (Note 3)	2,428,099	2,509,030
Allowance for doubtful accounts (Note 20)	(44,961)	(46,893)
Accounts receivable, other	357,255	345,197
Inventories (Note 5)	350,721	415,309
Prepaid expenses and other current assets (Note 19)	338,794	394,294
Deferred income taxes (Note 11)	224,194	220,662

Total current assets	4,669,288	4,861,011

Property, plant and equipment (Notes 2 and 16):
Telecommunications equipment	13,432,047	12,959,564
Telecommunications service lines	15,143,239	15,408,604
Buildings and structures	5,993,215	6,060,129
Machinery, vessels and tools	1,868,972	1,949,903
Land (Note 8)	1,139,636	1,238,742
Construction in progress	334,326	359,014

	37,911,435	37,975,956
Accumulated depreciation	(28,134,748)	(28,136,268)

Net property, plant and equipment	9,776,687	9,839,688

Investments and other assets (Note 2):
Investments in affiliated companies (Note 6)	551,883	521,634
Marketable securities and other investments (Note 7)	357,222	407,766
Goodwill (Note 8)	824,216	1,086,636
Software (Note 8)	1,340,682	1,309,912
Other intangible assets (Notes 8)	278,272	401,194
Other assets (Notes 10 and 19)	997,989	1,195,608
Deferred income taxes (Note 11)	752,828	661,500

Total investments and other assets	5,103,092	5,584,250

Total assets	¥19,549,067	¥20,284,949

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31

	2013	2014
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 9)	¥77,455	¥269,444
Current portion of long-term debt (Notes 9 and 19)	703,304	425,351
Accounts payable, trade (Note 3)	1,436,643	1,540,249
Current portion of obligations under capital leases (Note 16)	16,368	16,929
Accrued payroll	437,609	448,061
Accrued interest	8,971	7,925
Accrued taxes on income	228,736	256,994
Accrued consumption tax	54,667	47,376
Advances received	183,723	266,743
Other (Notes 11 and 19)	351,913	397,752

Total current liabilities	3,499,389	3,676,824

Long-term liabilities (Note 2):
Long-term debt (excluding current portion) (Notes 9 and 19)	3,234,631	3,483,673
Obligations under capital leases (excluding current portion) (Note 16)	36,254	35,951
Liability for employees’ retirement benefits (Note 10)	1,505,571	1,327,873
Accrued liabilities for point programs	156,233	130,466
Deferred income taxes (Note 11)	198,824	233,151
Other (Note 19)	396,162	446,293

Total long-term liabilities	5,527,675	5,657,407

Redeemable noncontrolling interests (Note 2):	—	25,912

Equity (Note 13):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares
Issued—1,323,197,235 shares in 2013 and 1,136,697,235 shares in 2014	937,950	937,950
Additional paid-in capital	2,827,612	2,827,010
Retained earnings (Notes 6 and 13)	5,227,268	4,808,361
Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 19)	(192,932)	94,966
Treasury stock, at cost (Note 13)— 137,822,603 shares in 2013 and 26,650,807 shares in 2014	(568,459)	(156,933)

Total NTT shareholders’ equity	8,231,439	8,511,354

Noncontrolling interests	2,290,564	2,413,452

Total equity	10,522,003	10,924,806

Commitments and contingent liabilities (Note 21):
Total liabilities and equity	¥19,549,067	¥20,284,949

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2012	2013	2014
	Millions of yen, except per share data
Operating revenues (Note 3):
Fixed voice related services	¥1,895,458	¥1,712,877	¥1,578,941
Mobile voice related services	1,523,309	1,257,490	1,052,622
IP / packet communications services	3,556,726	3,712,766	3,711,866
Sale of telecommunication equipment	580,900	844,883	969,664
System integration	1,935,952	2,009,953	2,275,034
Other	1,015,017	1,162,771	1,337,047

	10,507,362	10,700,740	10,925,174

Operating expenses (Notes 3, 15 and 17):
Cost of services (excluding items shown separately below)	2,244,070	2,303,672	2,360,916
Cost of equipment sold (Note 2) (excluding items shown separately below)	787,681	864,251	885,288
Cost of system integration (excluding items shown separately below)	1,345,188	1,402,259	1,643,988
Depreciation and amortization (Note 8)	1,910,698	1,899,245	1,880,293
Impairment losses	9,555	5,416	5,738
Selling, general and administrative expenses (Notes 17)	2,981,734	2,992,588	2,929,111
Goodwill and other intangible asset impairments (Note 8)	5,470	31,341	6,187

	9,284,396	9,498,772	9,711,521

Operating income	1,222,966	1,201,968	1,213,653

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(56,326)	(54,339)	(47,684)
Interest income	19,298	17,638	17,632
Other, net (Notes 9, 18 and 19)	53,392	32,380	110,594

	16,364	(4,321)	80,542

Income before income taxes and equity in earnings (losses) of affiliated companies	1,239,330	1,197,647	1,294,195

Income tax expense (benefit) (Note 11):
Current	450,954	461,995	483,113
Deferred	132,273	11,959	3,433

	583,227	473,954	486,546

Income before equity in earnings (losses) of affiliated companies	656,103	723,693	807,649
Equity in earnings (losses) of affiliated companies (Notes 6 and 15)	(7,552)	(16,093)	(50,792)

Net income	648,551	707,600	756,857
Less—Net income attributable to noncontrolling interests	180,850	185,668	171,384

Net income attributable to NTT	¥467,701	¥521,932	¥585,473

Per share of common stock:
Weighted average number of shares outstanding	1,275,519,400	1,211,880,769	1,149,758,214
Net income attributable to NTT	¥366.67	¥430.68	¥509.21
Cash dividends to be paid to shareholders of record date	¥140.00	¥160.00	¥170.00

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

	2012	2013	2014
	Millions of yen
Net income	¥648,551	¥707,600	¥756,857
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on securities	8,238	47,509	16,057
Unrealized gain (loss) on derivative instruments	(2,231)	(4,736)	(4,895)
Foreign currency translation adjustments	(69,369)	112,388	156,471
Pension liability adjustments	(8,542)	35,646	163,241

Total other comprehensive income (loss)	(71,904)	190,807	330,874

Total comprehensive income (loss)	576,647	898,407	1,087,731

Less—Comprehensive income attributable to noncontrolling interests	163,081	211,564	214,360

Total comprehensive income (loss) attributable to NTT	413,566	686,843	873,371

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2012

	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings (Notes 6 and 13)	Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 19)	Treasury stock, at cost (Note 13)	Total	Noncontrolling interests	Total Equity (Note 13)
	Millions of yen
At beginning of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932
Net income			467,701			467,701	180,850	648,551
Other comprehensive income (loss)				(54,135)		(54,135)	(17,769)	(71,904)
Cash dividends			(167,980)			(167,980)	(87,440)	(255,420)
Changes in NTT’s ownership interest in subsidiaries		(1,864)				(1,864)	29,303	27,439
Acquisition of treasury stock					(381,978)	(381,978)		(381,978)
Resale of treasury stock			(20)		129	109		109
Cancellation of treasury stock			(566,551)		566,551	—		—
At end of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2013

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital	Retained earnings (Notes 6 and 13)	Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 19)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729
Net income			521,932			521,932	185,668	707,600
Other comprehensive income (loss)				164,911		164,911	25,896	190,807
Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)
Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317
Acquisition of treasury stock					(150,066)	(150,066)		(150,066)
Resale of treasury stock			(5)		38	33		33
At end of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2014

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 13)
	Common stock	Additional paid-in capital	Retained earnings (Notes 6 and 13)	Accumulated other comprehensive income (loss) (Notes 7, 10, 13 and 19)	Treasury stock, at cost (Note 13)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003
Net income			585,473			585,473	171,384	756,857
Other comprehensive income (loss)				287,898		287,898	42,976	330,874
Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)
Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662
Stock compensation transactions		467				467		467
Acquisition of treasury stock					(406,696)	(406,696)		(406,696)
Resale of treasury stock		3			13	16		16
Cancellation of treasury stock		(3)	(818,206)		818,209	—		—
At end of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2012	2013	2014
	Millions of yen
Cash flows from operating activities:
Net income	¥648,551	¥707,600	¥756,857
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Note 8)	1,910,698	1,899,245	1,880,293
Impairment losses	9,555	5,416	5,738
Deferred taxes (Note 11)	132,273	11,959	3,433
Goodwill and other intangible asset impairments (Note 8)	5,470	31,341	6,187
Losses on disposals of property, plant and equipment	85,452	106,215	98,317
Gains on sales of property, plant and equipment	(31,083)	(18,469)	(33,119)
Gains resulting from the exchange of rights (Note 8)	—	—	(59,996)
Equity in (earnings) losses of affiliated companies (Note 6)	7,552	16,093	50,792
(Increase) decrease in notes and accounts receivable, trade	(175,606)	(119,381)	17,415
(Increase) decrease in inventories (Note 5)	(13,353)	(2,139)	(38,913)
(Increase) decrease in other current assets	(9,877)	(90,565)	(16,658)
Increase (decrease) in accounts payable, trade and accrued payroll	23,499	(81,297)	66,032
Increase (decrease) in accrued consumption tax	7,975	7,236	(11,621)
Increase (decrease) in accrued interest	(973)	(1,089)	(1,555)
Increase (decrease) in advances received	(17,330)	(9,770)	37,691
Increase (decrease) in accrued taxes on income	(10,883)	28,449	20,909
Increase (decrease) in other current liabilities	17,873	4,489	(20,351)
Increase (decrease) in liability for employees’ retirement benefits	(19,382)	26,476	42,964
Increase (decrease) in other long-term liabilities	(36,923)	(50,234)	(33,122)
Other	(25,189)	(17,893)	(43,389)

Net cash provided by operating activities	¥2,508,299	¥2,453,682	¥2,727,904

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEAR ENDED MARCH 31

	2012	2013	2014
	Millions of yen
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,395,087)	¥(1,538,115)	¥(1,486,651)
Payments for intangibles	(458,176)	(446,588)	(416,583)
Proceeds from sales of property, plant and equipment	64,789	38,929	50,625
Payments for purchases of non-current investments	(59,400)	(35,309)	(50,517)
Proceeds from sales and redemptions of non-current investments	14,756	19,812	15,444
Acquisitions of subsidiaries, net of cash acquired	(47,632)	(38,490)	(211,195)
Payments for purchases of short-term investments	(1,181,657)	(682,359)	(60,485)
Proceeds from redemptions of short-term investments	1,048,024	936,211	92,396
Other	43,137	(30,344)	(39,840)

Net cash used in investing activities	(1,971,246)	(1,776,253)	(2,106,806)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 9)	680,055	402,271	637,253
Payments for settlement of long-term debt (Note 9)	(719,232)	(675,295)	(735,894)
Proceeds from issuance of short-term debt (Note 9)	1,261,125	3,015,099	4,872,714
Payments for settlement of short-term debt (Note 9)	(1,520,909)	(3,029,279)	(4,713,795)
Dividends paid	(167,980)	(183,405)	(186,174)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 13)	(381,869)	(150,033)	(406,680)
Acquisition of treasury stock by subsidiary	(2,914)	(15,558)	(5,834)
Other	(96,334)	(108,981)	(84,030)

Net cash used in financing activities	(948,058)	(745,181)	(622,440)

Effect of exchange rate changes on cash and cash equivalents	(4,010)	9,042	24,372

Net increase (decrease) in cash and cash equivalents	(415,015)	(58,710)	23,030
Cash and cash equivalents at beginning of year	1,435,158	1,020,143	961,433

Cash and cash equivalents at end of year (Note 4)	¥1,020,143	¥961,433	¥984,463

Cash paid during the year for:
Interest	¥58,683	¥55,200	¥48,836
Income taxes, net	449,405	433,344	462,349
Noncash investing and financing activities:
Capital lease obligations incurred during the year	20,299	24,022	14,933
Cancellation of treasury stock (Note 13)	566,551	—	818,209
Assets acquired through exchange of rights (Note 8)	¥—	¥—	¥62,221

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

Pursuant to the Nippon Telegraph and Telephone Corporation Act (“NTT Law”), NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since NTT’s incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 35.7% as of March 31, 2014. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

2.    Summary of significant accounting policies:

The accompanying consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Significant accounting policies are as follows:

(1)	Application of New Accounting Standards

Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification).

The disclosures required by this ASU are included in note 13.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)     Recently issued Accounting Standards

Revenue from Contracts with Customers—

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for NTT Group on April 1, 2017. Early adoption is not permitted.

NTT is evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures. NTT has not yet selected a transition method nor has it determined the effect of the standard on NTT Group’s ongoing financial reporting.

(3)    Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of NTT, its subsidiaries, and variable interest entities (“VIEs”). All significant intercompany transactions and accounts are eliminated in consolidation.

The fiscal years of certain foreign subsidiaries end on December 31, however, any significant subsequent transactions for the period from January 1 to March 31 are reflected in the results of operations of NTT Group.

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

Effective April 1, 2013, NTT Group revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected useful life. This change in estimate has been accounted for prospectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial statement impact from this change in accounting estimate for the fiscal year ended March 31, 2014 on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥23,264 million, ¥14,392 million, and ¥12.52, respectively.

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

Sales of telecommunication equipment are recognized as income upon delivery of the equipment to purchasers, primarily agent resellers, when title to the product, and the risk and rewards of ownership, have been substantially transferred. Certain commissions paid to purchasers, primarily agent resellers, and incentives given to subscribers are recognized as a reduction of sales of telecommunication equipment.

From the fiscal year ended March 31, 2014, NTT Group commenced a new incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, NTT Group provides subscribers the discount depending on the number of install payments upon certain events including replacement of the original smartphones. With the commencement of the program, NTT Group has recorded a reduction of revenues based on the maximum potential discount amount of installment receivables as this program has just been established and NTT Group does not have a sufficient empirical evidence to reasonably estimate such amounts.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost base. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2012, 2013 and 2014 totaling ¥14,651 million, ¥12,662 million and ¥4,415 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings, for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties (estimated economic life) are as follows:

Digital switch equipment (including wireless telecommunications equipment)	8 to 16 years
Cables	13 to 36 years
Tubes and tunnels	50 years
Reinforced concrete buildings	42 to 56 years
Machinery, vessels and tools	3 to 26 years

Depreciation expense is computed based on the total depreciable amount, which is cost, net of estimated residual value. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥59,913 million, ¥58,267 million and ¥51,460 million, of which ¥3,587 million, ¥3,928 million and ¥3,776 million were capitalized for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A valuation allowance is recognized to reduce deferred tax assets to the amount more likely than not to be realized.

The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable Interest Entities—

NTT Group consolidates VIEs if NTT Group has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

VIEs with assets totaling approximately ¥221 billion and ¥217 billion as of March 31, 2013 and 2014, respectively, which were established to develop and lease real estate for rental, and VIEs with assets totaling approximately ¥2 billion as of March 31, 2013, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop and lease real estate at March 31, 2013 and 2014 and to lease software at March 31, 2013 are included in the consolidated balance sheets as follows:

	2013
	Develop and lease real estate(*1,2)	Lease software
	Millions of yen
Current assets	¥20,477	¥17
Property, plant and equipment	198,255	2,277
Investments and other assets	2,197	1
Current liabilities	64,243	883
Long-term liabilities	54,751	—

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥62,257 million and “Long-term debt” totaling ¥20,701 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the Company’s land and buildings totaling ¥247,114 million.

2014
Develop and lease real estate(*1,2)
Millions of yen
Current assets	¥19,581
Property, plant and equipment	194,942
Investments and other assets	2,353
Current liabilities	2,756
Long-term liabilities	91,305

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥1,013 million and “Long-term debt” totaling ¥59,288 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the Company’s land and buildings totaling ¥243,769 million.

There is no VIE in which NTT Group holds a significant variable interest but is not the primary beneficiary as of March 31, 2014.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

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

NTT Group’s asset retirement obligations primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT has concluded that its estimates of the fair value of these liabilities is immaterial.

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

Redeemable noncontrolling interests—

A portion of noncontrolling interests of certain subsidiaries can be put to NTT Group upon certain events. As redemption of the noncontrolling interests is not solely in the control of NTT Group, it is considered as “Redeemable noncontrolling interests” and presented in between Liabilities and Equity in the consolidated balance sheets.

As of March 31, 2014, NTT Group believes that subsequent adjustment of the presented amount of redeemable noncontrolling interests is unnecessary because they are not currently redeemable and it is not probable that they will become redeemable. NTT Group will reassess the probability each fiscal year.

Reclassifications—

Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the fiscal years ended March 31, 2012 and 2013 reflect such reclassification.

3.    Related party transactions:

Related party transactions mainly consist of transactions with affiliated companies. NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sales of telecommunications equipment, the purchases of terminal equipment and materials and the receipt of certain services. Transactions with affiliated companies are made at arms-length prices.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2014 and the related balances at March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
	Millions of yen
Operating revenues	¥25,788	¥26,001	¥31,372

Operating expenses	¥104,435	¥105,295	¥109,817

Receivables	¥14,225	¥17,257	¥24,254

Payables	¥83,559	¥89,623	¥105,341

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥17,839 million, ¥19,384 million and ¥23,249 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2013 and 2014 comprised the following:

	2013	2014
	Millions of yen
Cash	¥518,555	¥847,980
Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	69,989	2,212
Time deposits, certificates of deposit and other	372,889	134,271

Total	¥961,433	¥984,463

Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell and time deposits, certificates of deposit and other are stated at amounts that approximate fair value.

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

5.    Inventories:

Inventories at March 31, 2013 and 2014 comprised the following:

	2013	2014
	Millions of yen
Telecommunications equipment to be sold and materials	¥179,499	¥228,337
Projects in progress	86,382	83,015
Supplies	84,840	103,957

Total	¥350,721	¥415,309

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Investments in affiliated companies:

Philippine Long Distance Telephone Company—

From March 2007 to February 2008, NTT DOCOMO additionally acquired approximately 7% of the outstanding common shares of Philippine Long Distance Telephone Company (“PLDT”), a telecommunications operator in the Philippines, for ¥98,943 million in the market. Together with the approximately 13% of PLDT’s outstanding common shares held before the additional acquisition by NTT DOCOMO, NTT Group held approximately 21% of the total outstanding common shares of PLDT as of March 31, 2008 and obtained the ability to exercise significant influence over PLDT. Accordingly, NTT Group accounted for its investment in PLDT by applying the equity method during the fiscal year ended March 31, 2008. Furthermore, NTT DOCOMO acquired an additional common equity interest for ¥19,519 million in November 2011, because PLDT acquired Digital Telecommunications Philippines, Inc. through a stock swap; and this was projected to decrease NTT Group’s interest in PLDT. As a result, NTT Group held approximately 20% of PLDT’s outstanding common shares.

In October 2012, PLDT issued voting preferred stocks in order to dilute the foreign ownership interest in PLDT to less than the 40%, as a decision of the Supreme Court of the Philippines increased the foreign ownership percentage of PLDT in excess of 40% limit, which conflicts with a restriction on a foreign ownership in Philippines. As a result, NTT’s voting interest in PLDT decreased to approximately 12% from 20%. At that time, the guidelines of foreign ownership requirements were not clearly finalized yet, and therefore there was uncertainty about the foreign ownership requirements. As a consequence, NTT Group determined it no longer had the ability to exercise significant influence over PLDT during the three-month period ended December 31, 2012 and discontinued the application of the equity method of accounting for the investment in PLDT.

In May 2013, the Securities and Exchange Commission in the Philippines announced a memorandum to clarify the guideline of foreign ownership requirements. NTT Group has determined it has the ability to exercise significant influence over PLDT, and therefore, NTT Group has reinstated the equity method of accounting retrospectively for its investment in PLDT. Consequently, the consolidated financial statements for the fiscal year ended March 31, 2013 have been revised for this reinstatement. The main effects on the consolidated financial statements for the fiscal year ended March 31, 2013 due to the revisions are as follows:

Effects on consolidated balance sheet	Millions of yen
Line items	As previously reported	Adjustments	As revised

Investments in affiliated companies	¥411,371	¥140,512	¥551,883
Marketable securities and other investments	660,823	(303,601)	357,222
Deferred income taxes	694,361	58,467	752,828
Total investments and other assets	5,207,714	(104,622)	5,103,092
Retained earnings	5,229,407	(2,139)	5,227,268
Accumulated other comprehensive income (loss)	(107,476)	(85,456)	(192,932)
Total NTT shareholders’ equity	8,319,034	(87,595)	8,231,439
Noncontrolling interests	2,307,591	(17,027)	2,290,564

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effects on consolidated statement of income	Millions of yen
Line items	As previously reported	Adjustments	As revised

Other, net	¥35,832	¥(3,452)	¥32,380
Income before income taxes and equity in earnings (losses) of affiliated companies	1,201,099	(3,452)	1,197,647
Income tax expense (benefit)—Deferred	11,660	299	11,959
Equity in earnings (losses) of affiliated companies	(17,707)	1,614	(16,093)
Net income	709,739	(2,139)	707,600
Net income attributable to NTT	524,071	(2,139)	521,932

Effect on per share data	yen
Line items	As previously reported	Adjustments	As revised

Net income attributable to NTT	432.44	(1.77)	430.68

Effects on consolidated statement of comprehensive income	Millions of yen
Line items	As previously reported	Adjustments	As revised

Unrealized gain (loss) on securities	¥146,849	¥(99,340)	¥47,509
Unrealized gain (loss) on derivative instruments	(4,756)	20	(4,736)
Foreign currency translation adjustments	114,739	(2,351)	112,388
Pension liability adjustments	36,458	(812)	35,646
Total other comprehensive income (loss)	293,290	(102,483)	190,807
Total comprehensive income (loss)	1,003,029	(104,622)	898,407
Total comprehensive income (loss) attributable to NTT	774,438	(87,595)	686,843

NTT Group’s carrying amount of its investment in PLDT was ¥140,482 million and ¥154,613 million as of March 31, 2013 and 2014, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥303,601 million and ¥277,025 million as of March 31, 2013 and 2014, respectively.

Tata Teleservices Limited—

On November 12, 2008, NTT DOCOMO entered into a capital alliance with Tata Teleservices Limited (“TTSL”) and Tata Sons Limited, the parent company of TTSL. On March 25, 2009, NTT Group acquired approximately 26% of the outstanding common shares of TTSL for ¥252,321 million pursuant to the capital alliance and accounted for the investment by applying the equity method.

NTT DOCOMO made additional investments totaling ¥14,424 million in response to a rights offering that TTSL commenced in March and May, 2011. TTSL has used the capital increase to strengthen the quality of the 3G network in India’s market. As a result of its participation in the rights offering, NTT Group’s equity interest in TTSL slightly increased to approximately 26.5%.

NTT DOCOMO determined that the decline in value below carrying amount was other-than-temporary and recognized impairment charges of ¥6,813 million and ¥51,244 million related to its investment in TTSL for the fiscal years ended March 31, 2013 and 2014, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 25, 2014, NTT DOCOMO’s board of directors resolved to exercise an option for the sale of NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL, NTT DOCOMO’s affiliate accounted for by the equity method, as soon as the conditions for such exercise are met.

Under the shareholders agreement (the “Agreement”), concluded by TTSL, Tata Sons Limited and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have a right to require that NTT DOCOMO’s TTSL shares be acquired for 50% of the acquisition price, which amounts to 72,500 million Indian rupees (or ¥126,200 million*) or a fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014.

The above-mentioned right became exercisable on May 30, 2014, and NTT DOCOMO plans to exercise the above-mentioned right and expects to sell NTT DOCOMO’s TTSL shares in accordance with the Agreement. It is uncertain how the option will be performed, however, and NTT DOCOMO is not able to predict how events will unfold. An estimate of this financial effect cannot be made due to these uncertainties. NTT Group may recognize a gain or loss upon disposition of TTSL shares or if the transaction as described above is not carried out.

Impairment—

NTT Group reviews factors such as the financial condition and near-term prospects of its affiliates on a regular basis in order to determine if any decline in investment values was other than temporary.

NTT Group reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry.

During the fiscal year ended March 31, 2013, NTT Group’s estimated future cash flows of TTSL were adjusted downward as a result of the intensifying tariff competition among mobile network operators in India, and NTT DOCOMO’s views of its long term outlook at that time and NTT Group concluded that the recoverable amount was significantly below carrying amount and that this impairment was other than temporary. Consequently, NTT Group recognized an impairment charge.

During the fiscal year ended March 31, 2014 NTT DOCOMO’s estimate of future cash flows of TTSL were further revised downward as a result of the growing business risk of mobile network operators in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and NTT Group concluded that the decline in value was other than temporary. Consequently, NTT Group recognized an additional impairment charge.

As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in values of certain investments including TTSL and recognized impairment charges aggregating ¥25,913 million and ¥51,279 million, for the fiscal years ended March 31, 2013 and 2014, respectively. These impairment losses are included in the consolidated statements of income under “Equity in earnings (losses) of affiliated companies.”

*	1 rupee = ¥1.74 as of May 31, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT’s share of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥68,779 million, ¥76,040 million and ¥100,976 million as of March 31, 2012, 2013 and 2014, respectively.

NTT Group’s total investment in its affiliated publicly-held companies at March 31, 2013 and 2014 were ¥150,972 million and ¥169,705 million, respectively, and based on quoted market prices at that date, the related market values were ¥343,694 million and ¥307,973 million, respectively.

The total carrying amounts of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2013 and 2014 were greater by ¥307,348 million and by ¥260,664 million than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees, respectively. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

7.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2013 and 2014 are as follows:

	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥120,406	¥111,537	¥1,863	¥230,080
Debt securities	47,721	1,256	481	48,496
Held-to-maturity:
Commercial paper*	69,989	—	—	69,989
Other debt securities	4,662	33	—	4,695

Total	¥242,778	¥112,826	¥2,344	¥353,260

*	Commercial paper is considered “Cash and cash equivalents” totaling ¥69,989 million.

	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥134,819	¥128,150	¥376	¥262,593
Debt securities	55,650	1,541	202	56,989
Held-to-maturity:
Commercial paper*	2,212	—	—	2,212
Other debt securities	3,933	24	—	3,957

Total	¥196,614	¥129,715	¥578	¥325,751

*	Commercial paper is considered “Cash and cash equivalents” totaling ¥2,212 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2013 and 2014 are as follows:

	March 31, 2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥4,524	¥1,162	¥2,440	¥701
Debt securities	4,852	231	865	250
Held-to-maturity:
Debt securities	—	—	—	—

	March 31, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,433	¥269	¥946	¥107
Debt securities	996	54	649	148
Held-to-maturity:
Debt securities	—	—	—	—

In the ordinary course of business, NTT Group maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥80,534 million and ¥88,467 million at March 31, 2013 and 2014, respectively. NTT Group did not evaluate fair values of investment securities with an aggregate carrying amount of ¥77,376 million and ¥86,242 million of these securities for impairment at March 31, 2013 and 2014, respectively, because it is not practicable to evaluate fair value and there are no events or changes in circumstances that have material effects on the fair value.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2014 are as follows:

	2012	2013	2014
	Millions of yen
Proceeds	¥9,995	¥4,433	¥4,074
Gross realized gain	5,559	2,264	2,345
Gross realized loss	532	37	49

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2013 and 2014 are as follows.

	March 31, 2013		March 31, 2014
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥69,999	¥69,999	¥2,212	¥2,212
Due after 1 year through 5 years	3,217	3,238	2,519	2,531
Due after 5 years through 10 years	1,033	1,033	939	939
Due after 10 years	402	414	475	487

Total	¥74,651	¥74,684	¥6,145	¥6,169

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

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2013 and 2014 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2013	¥204,879	¥445,729	¥171,037	¥2,571	¥824,216
Goodwill acquired during year	122,522	34,811	29,333	—	186,666
Impairment losses	—	—	—	—	—
Foreign currency translation adjustments	42,278	11,559	21,917	—	75,754
Other	—	—	—	—	—

Balance at March 31, 2014	¥369,679	¥492,099	¥222,287	¥2,571	¥1,086,636

Software and Other intangible assets—

The following table displays the major components of software and other intangible assets as of March 31, 2013 and 2014.

	2013	2014
	Millions of yen
Amortizable intangible assets:
Computer software	¥5,709,739	¥5,954,842
Rights to use utility facilities	335,578	336,510
Other	316,056	447,812
Accumulated amortization	(4,774,253)	(5,099,133)

Total amortizable intangible assets	1,587,120	1,640,031

Non-amortizable intangible assets:
Trademarks and trade names	31,834	54,283
Rights to acquire the building	—	16,792

Total non-amortizable intangible assets	31,834	71,075

Total	¥1,618,954	¥1,711,106

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥481,043, million, ¥473,247 million and ¥493,436 million, respectively.

Computer software is recognized at cost and is amortized on a straight-line basis over its estimated useful life, which is generally five years. Rights to use utility facilities are acquired using lump-sum cash payments and mainly consist of cable tunnels and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 50 years. Other intangible assets are also recognized at cost and amortized on a straight-line basis over their estimated useful lives averaging 10 years.

Trademarks and trade names are intangible assets with indefinite lives acquired through business combinations.

On March 31, 2014, in connection with the Otemachi 2-Chome Area Redevelopment Project, NTT was granted a co-ownership interest of land worth ¥45,429 million and a right to acquire the proprietary floor space worth ¥16,792 million in the new building, through an exchange of its leasehold and other rights.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2014, NTT recorded these rights as “Property” and “Other intangible assets,” respectively, in its consolidated balance sheets and also recorded the ¥59,996 million gain resulting from the difference between the fair value of the acquired assets and the book value of the transferred leasehold and other rights under “Other, net” of “Other income (expenses)” in its consolidated statements of income.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2015	¥481,398
2016	373,021
2017	272,231
2018	178,911
2019	91,976

9.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2013 and 2014 comprised the following:

	2013	2014
	Millions of yen
Borrowing denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.34% and 0.33% per annum at March 31, 2013 and 2014, respectively	¥47,409	¥49,909
Commercial paper bearing interest at weighted average rates of 0.08% per annum at March 31, 2014	—	89,000
Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	30,046	129,835
Commercial paper	—	700

Total short-term debt	¥77,455	¥269,444

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2013 and 2014 comprised the following:

	2013	2014
	Millions of yen
Debt denominated in Japanese yen:
0.15% – 2.06% coupon bonds due 2014 – 2031	¥1,887,207	¥1,795,967
0.42% floating rate bond due 2022	100	100
Secured indebtedness to financial institutions—
0.96% (weighted average) loans due 2015 – 2029	23,115	61,382
Unsecured indebtedness to financial institutions—
1.14% (weighted average) loans due 2014 – 2031	1,635,348	1,599,342
0.34% (weighted average) floating rate loans due 2014 – 2025	86,474	98,130

	3,632,244	3,554,921

Debt denominated in foreign currencies:
0.89% – 2.15% U.S. dollar notes due 2016 – 2020	166,338	182,889
Unsecured indebtedness to financial institutions—
0.73%(weighted average) U.S. dollar loans due 2014 – 2019	16,004	20,043
0.66% (weighted average) U.S. dollar floating rate loans due 2014 – 2029	92,242	98,716
0.83% (weighted average) U.K. pound floating rate loans due 2014 – 2018	4,186	18,918
17.37% (weighted average) South African Rand loans due 2015 – 2018	12,193	10,679
Other loans due 2014 – 2024	15,238	23,274

	306,201	354,519

Total long-term debt principal	3,938,445	3,909,440
Less—Deferred bond discounts	(510)	(416)

	3,937,935	3,909,024
Less—Current portion	(703,304)	(425,351)

Total long-term debt	¥3,234,631	¥3,483,673

Interest rates and due dates in the above table are stated at March 31, 2014.

All holders of the bonds and notes totaling ¥1,169,634 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Law to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2014 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2014, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2015 to the fiscal year ending March 31, 2019 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2015	¥425,351
2016	380,172
2017	463,822
2018	585,005
2019	487,390
Thereafter	1,567,284

Total	¥3,909,024

As of March 31, 2014, NTT Group has unused committed lines of credit amounting to ¥106.1 billion.

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

During the fiscal year ended March 31, 2014, NTT Group decided to transition from the contract-type corporate pension plans to a defined contribution pension plan, effective from future contributions subsequent to April 1, 2014. NTT Group’s contract-type corporate pension plan continues to remain for the pension benefit earned up to March 31, 2014. Upon the curtailment of the contract-type corporate pension plans, NTT Group fully amortized its prior service costs and recognized a curtailment gain of ¥12,966 million for the fiscal year ended March 31, 2014.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2013 and 2014. NTT uses a March 31 measurement date.

	2013	2014
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,037,901	¥2,012,924
Service cost	72,628	72,631
Interest cost	37,511	30,021
Actuarial loss (gain)	36,155	(46,672)
Other	3,205	7,249
Benefit payments - Lump-sum severance payments and Pension	(174,476)	(172,993)

Benefit obligation, end of year	2,012,924	1,903,160

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,072,879	1,125,165
Actual return on plan assets	98,448	71,150
Employer contributions	66,736	42,130
Other	1,600	2,967
Benefit payments - Pension	(114,498)	(111,224)

Fair value of plan assets, end of year	1,125,165	1,130,188

At March 31:
Under-funded status	¥(887,759)	¥(772,972)

The following table provides the amounts recognized in the consolidated balance sheets:

	2013	2014
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(887,816)	¥(831,192)
Other assets	57	58,220
Accumulated other comprehensive loss (income)	277,469	189,737

Net amount recognized	¥(610,290)	¥(583,235)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2013	2014
	Millions of yen
At March 31:
Net actuarial loss	¥298,130	¥193,727
Transition obligation	776	609
Prior service cost(*)	(21,437)	(4,599)

Total	¥277,469	¥189,737

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,987,894 million and ¥1,903,157 million at March 31, 2013 and 2014, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
At March 31:
Projected benefit obligation	¥2,012,842	¥1,897,092
Fair value of plan assets	1,125,027	1,123,514

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,987,813	¥1,897,090
Fair value of plan assets	1,125,027	1,123,514

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2014 included the following components:

	2012	2013	2014
	Millions of yen
Service cost	¥72,542	¥72,628	¥72,631
Interest cost on projected benefit obligation	40,840	37,511	30,021
Expected return on plan assets	(21,562)	(21,179)	(22,069)
Amortization of net actuarial loss	16,624	16,891	7,694
Amortization of transition obligation	169	167	167
Amortization of prior service cost	(15,738)	(5,266)	(3,997)
Curtailment gain from the change in pension plans	—	—	(12,966)

Total	¥92,875	¥100,752	¥71,481

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥(41,114)	¥(95,681)
Amortization of net actuarial loss	(16,891)	(7,694)
Amortization of transition obligation	(167)	(167)
Accrued prior service cost	178	—
Amortization of prior service cost	5,266	3,997
Reclassification of prior service cost due to curtailment	—	12,894
Other	107	(1,081)

Total	¥(52,621)	¥(87,732)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2015 amount to ¥3,205 million, ¥156 million and ¥(1,692) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2012	2013	2014
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.9%	1.5%	1.4%
Rate of compensation increase	2.4-3.4%	2.4-3.4%	2.4-4.0%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	1.9%	1.5%
Rate of compensation increase	2.4-3.4%	2.4-3.4%	2.4-3.4%
Expected long-term return on plan assets	2.0%	2.0%	2.0%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2013 and 2014. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 14.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2014
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥4,900	¥4,900	—	—

Debt securities
Japanese government bonds/local government bonds	288,204	284,344	3,860	—
Domestic corporate bonds	93,119	—	93,119	—
Foreign government bonds	75,793	74,756	1,037	—
Foreign corporate bonds	2,102	515	1,587	—

Equity securities
Domestic	105,135	105,135	—	—
Foreign	81,700	81,700	—	—

Securities investment trust
Domestic/debt securities	11,493	—	11,493	—
Domestic/equity securities	9,952	—	9,952	—
Foreign/debt securities	7,496	—	7,496	—
Foreign/equity securities	10,045	—	10,045	—

Pooled funds	229,723	—	229,723	—

Life insurance company general accounts	208,349	—	208,349	—

Others	2,177	—	4	2,173

Total	¥1,130,188	¥551,350	¥576,665	¥2,173

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

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2014 are: domestic bonds, 47.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥2,701 million (0.2% of total plan assets) and ¥2,535 million (0.2% of total plan assets) at March 31, 2013 and 2014, respectively.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2015	¥132,813
2016	137,415
2017	134,663
2018	145,425
2019	136,291
2020-2024	560,810

Total	¥1,247,417

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

Since its incorporation in April 1985, both NTT Group and its employees made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (the “NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law, and was operated to pay pension benefits to the retired/existing employees of NTT, Public Corporation and/or their predecessor government organizations (Ministry of Communications in the area of telecommunications and the Ministry of Telecommunications). The NTT Mutual Aid Plan was considered as a multi-employer plan and, accordingly, contributions were recognized as an expense when they were required for the period.

As part of the Japanese social welfare pension scheme restructuring in 1997, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to integrate the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law with the Welfare Pension Insurance Scheme under the Japanese Welfare Pension Insurance Law. This converted the NTT Mutual Aid Plan into (a) the national Kosei-Nenkin (the “National Plan”), (b) NTT Kosei-Nenkin-Kikin (the “NTT Plan”) and (c) the Special Accounting Fund for the NTT Plan (former NTT Mutual Aid Plan). Based on the Law Concerning Defined Benefit Corporate Pension Plans which came into force in June 2001, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations, as described below. In July 2007, the NTT Plan was converted to NTT Kigyou-Nenkin-Kikin or the NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”) that succeeded the pension benefit obligations after the transfer to the Japanese Government of the substitutional portion of the benefit obligations.

(a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥122,215 million, ¥124,405 million and ¥126,310 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In October 2013, NTT Group re-examined its wage system and implemented the “Reconstruction of the treatment system in light of future business operations” in order to evaluate the current compensation system and increase employment opportunities for individuals over the age of 60. As the eligible age to begin receiving pension benefits is expected to be delayed in connection with this reconstruction plan, the value of the projected benefit obligations had decreased by ¥76,050 million as of October 1, 2013, and is being amortized as prior service cost starting from the effective date through the remaining service period of applicable employees.

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2013 and 2014. NTT uses a March 31 measurement date.

	2013	2014
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,467,064	¥1,601,091
Service cost	37,647	39,098
Interest cost	27,260	22,961
Actuarial loss (gain)	98,532	173
Plan amendment	—	(76,050)
Other	790	122
Benefit payments	(30,202)	(34,130)

Benefit obligation, end of year	1,601,091	1,553,265

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	897,247	983,336
Actual return on plan assets	104,996	96,590
Employer contributions	7,236	7,052
Employee contributions	3,573	3,557
Other	486	179
Benefits payments	(30,202)	(34,130)

Fair value of plan assets, end of year	983,336	1,056,584

At March 31:
Under-funded status	¥(617,755)	¥(496,681)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2013	2014
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(617,755)	¥(496,681)
Accumulated other comprehensive loss	181,536	23,188

Net amount recognized	¥(436,219)	¥(473,493)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2013	2014
	Millions of yen
At March 31:
Net actuarial loss	¥183,359	¥95,549
Prior service cost(*)	(1,823)	(72,361)

Total	¥181,536	¥23,188

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The accumulated benefit obligation was ¥1,355,816 million and ¥1,328,536 million at March 31, 2013 and 2014, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2014 included the following components:

	2012	2013	2014
	Millions of yen
Service cost	¥37,896	¥37,647	¥39,098
Interest cost on projected benefit obligation	27,980	27,260	22,961
Expected return on plan assets	(21,901)	(21,743)	(23,871)
Amortization of net actuarial loss	17,232	15,982	15,265
Amortization of prior service cost	(3,857)	(3,187)	(5,512)
Employee contributions	(3,567)	(3,573)	(3,557)

Total	¥53,783	¥52,386	¥44,384

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥15,279	¥(72,546)
Amortization of net actuarial loss	(15,982)	(15,265)
Accrued prior service cost	—	(76,050)
Amortization of prior service cost	3,187	5,512
Other	513	1

Total	¥2,997	¥(158,348)

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2015 amount to ¥5,790 million and ¥(7,487) million, respectively.

The following table reflects the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2012	2013	2014
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.9%	1.5%	1.4%
Rate of compensation increase	3.4%	3.9%	3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	2.0%	1.9%	1.5%
Rate of compensation increase	3.4%	3.4%	3.9%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2013 and 2014. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 14.

	As of March 31, 2013
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,245	¥7,245	—	—

Debt securities
Japanese government bonds/local government bonds	290,222	281,605	8,617	—
Domestic corporate bonds	82,001	—	82,001	—
Foreign government bonds	65,432	29,090	36,342	—
Foreign corporate bonds	1,672	60	1,612	—

Equity securities
Domestic	182,455	182,326	129	—
Foreign	104,945	104,865	—	80

Securities investment trust
Domestic/debt securities	16,726	—	16,726	—
Domestic/equity securities	22,944	—	22,944	—
Foreign/debt securities	14,274	—	14,274	—
Foreign/equity securities	14,586	—	14,586	—

Pooled funds	114,828	—	114,828	—

Life insurance company general accounts	62,246	—	62,246	—

Others	3,760	—	14	3,746

Total	¥983,336	¥605,191	¥374,319	¥3,826

	As of March 31, 2014
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,859	¥7,859	—	—

Debt securities
Japanese government bonds/local government bonds	297,645	292,603	5,042	—
Domestic corporate bonds	80,603	—	80,603	—
Foreign government bonds	76,442	75,534	908	—
Foreign corporate bonds	1,268	161	1,107	—

Equity securities
Domestic	185,915	185,915	—	—
Foreign	114,284	114,284	—	—

Securities investment trust
Domestic/debt securities	17,921	—	17,921	—
Domestic/equity securities	25,881	—	25,881	—
Foreign/debt securities	17,952	—	17,952	—
Foreign/equity securities	16,522	—	16,522	—

Pooled funds	92,753	—	92,753	—

Life insurance company general accounts	118,487	—	118,487	—

Others	3,052	—	21	3,031

Total	¥1,056,584	¥676,356	¥377,197	¥3,031

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

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2014 are: domestic bonds, 42.9%; domestic stocks, 20.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 11.8%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥4,473 million (0.5% of total plan assets) and ¥4,278 million (0.4% of total plan assets) at March 31, 2013 and 2014, respectively.

NTT Group expects to contribute ¥16,807 million to the NTT CDBP in the fiscal year ending March 31, 2015.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2015	¥34,828
2016	37,083
2017	38,536
2018	40,819
2019	42,174
2020-2024	226,607

Total	¥420,047

(c)	The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan)

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥50,574 million,

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

¥47,113 million and ¥43,520 million for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

11.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Income from continuing operations	¥583,227	¥473,954	¥486,546
Other comprehensive income (loss) (Note 13)	(21,663)	51,350	98,130

Total income taxes	¥561,564	¥525,304	¥584,676

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal year ended March 31, 2012, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 30%, a Corporate Inhabitant Tax of approximately 6% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41%. During the fiscal years ended March 31, 2013, and 2014, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 38%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

The “Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and the “Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake” were enacted on November 30, 2011. Income tax rates have been adjusted from consolidated accounting periods that begin on or after April 1, 2012. The aggregate statutory income tax rate has declined from approximately 41% to approximately 38% for the fiscal years ending March 31, 2013-2015, and then to approximately 36% for fiscal years ending March 31, 2016 and thereafter. As a result of this change in the income tax rate, net deferred tax assets existing on the enactment date decreased by ¥89,936 million, and these adjustments are included in “Income tax expense (benefit) Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2012. Net income attributable to NTT decreased ¥80,232 million for the fiscal year ended March 31, 2012.

The “Law Revising a Portion of the Income Tax Act” and other laws were enacted on March 20, 2014, changing, among other things, the tax rates for consolidated accounting fiscal years starting on or after April 1, 2014. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities in relation to the temporary difference anticipated to be resolved in the fiscal year ended March 31, 2015 was lowered from approximately 38% to approximately 36%. As a result, net deferred income taxes decreased by ¥12,583 million, which amount is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. Net income attributable to NTT decreased ¥9,595 million.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2014, NTT had 94 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Reconciliations of the difference between the actual effective income tax rate of NTT Group and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2012	2013	2014
Statutory tax rate	40.65%	37.98%	37.98%
Expenses not deductible for tax purposes	0.39	1.04	0.15
Research and other tax credits	(1.47)	(1.62)	(1.40)
Net change in valuation allowance	(0.27)	0.95	(0.36)
Effect of changes in the enacted tax rates	6.99	0.77	1.45
Equity in earnings (losses) of affiliated companies	(0.37)	(0.63)	(1.57)
Other	1.14	1.08	1.34

Effective tax rate	47.06%	39.57%	37.59%

Significant components of deferred tax assets and liabilities at March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥543,520	¥474,772
Accrued enterprise tax	21,045	18,241
Property, plant and equipment and intangible assets	382,626	381,764
Compensated absences	94,207	87,973
Accrued bonus	41,941	37,494
Unamortized purchases of leased assets	7,956	7,644
Operating loss carryforwards	170,523	197,012
Accrued liabilities for loyalty programs	80,389	61,818
Deferred revenues regarding Nikagetsu Kurikoshi	16,769	13,000
Foreign currency translation adjustments	22,282	12,678
Investments in affiliates	59,009	91,338
Other	117,468	148,903

Total gross deferred tax assets	1,557,735	1,532,637
Less—Valuation allowance	(253,693)	(259,921)

Total deferred tax assets	1,304,042	1,272,716

Deferred tax liabilities:
Unrealized gains on securities	(30,232)	(40,267)
Investment in subsidiary, principally arising upon issuance of stock	(301,832)	(300,554)
Property, plant and equipment and intangible assets	(155,352)	(216,869)
Other	(43,200)	(71,631)

Total gross deferred tax liabilities	(530,616)	(629,321)

Net deferred tax assets	¥773,426	¥643,395

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance at March 31, 2013 and 2014 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2012 was a decrease of ¥32,401 million, and for the year ended March 31, 2013 was an increase of ¥11,535 million, for the year ended March 31, 2014 was an increase of ¥6,228 million.

The change in the valuation allowance for the year ended March 31, 2014 included the impact of a ¥17,937 million decrease mainly as a result of a change in the estimate of the realizability of NTT America’s deferred tax assets in connection with its acquisitions. The changes in estimates of the subsequent realization of deferred tax assets for the years ended March 31, 2012 and 2013 were ¥11,319 million and ¥6,534 million respectively.

Realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible and loss carryforwards are utilizable. Management considers the projected future taxable income, tax-planning strategies and scheduled reversal of deferred tax liabilities in making this assessment. Realization of the deferred tax assets is substantially dependent upon continued profitability and NTT anticipates that it will continue to generate substantial income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Net deferred tax assets at March 31, 2013 and 2014 are included in the consolidated balance sheets as follows:

	2013	2014
	Millions of yen
Deferred income taxes (current assets)	¥224,194	¥220,662
Deferred income taxes (investments and other assets)	752,828	661,500
Other current liabilities	(4,772)	(5,616)
Deferred income taxes (long-term liabilities)	(198,824)	(233,151)

Total	¥773,426	¥643,395

At March 31, 2014, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥744,401 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31, 2014	Millions of yen
Within 5 years	¥169,866
6 to 20 years	466,836
Indefinite periods	112,995

Total	¥749,697

At March 31, 2013 and 2014, the amount of unrecognized deferred tax liabilities for a portion of the undistributed earnings of NTT’s foreign subsidiaries was immaterial.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2013
Millions of yen
Balance at March 31, 2012	¥4,535
Increase in tax position of current year	450
Decrease in tax position of prior year	(1,080)
Reductions as a result of a lapse of the applicable statute of limitations	—
Foreign currency translation adjustments	451

Balance at March 31, 2013	¥4,356

2014
Millions of yen
Balance at March 31, 2013	¥4,356
Increase in tax position of current year	1,036
Decrease in tax position of prior year	(814)
Reductions as a result of a lapse of the applicable statute of limitations	(7)
Foreign currency translation adjustments	812

Balance at March 31, 2014	¥5,383

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥4,356 million and ¥5,383 million at March 31, 2013 and 2014, respectively. NTT does not expect any material changes in its accrued liabilities for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2012, 2013 and 2014 were immaterial. As of March 31, 2014, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2011 and prior have been completed by the tax authorities.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.     Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2011	1,448,659,067	125,524,000
Acquisition of treasury stock under resolution of the board of directors	—	99,334,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	64,112
Resale of treasury stock to holders of less-than-one-unit shares	—	(28,668)
Cancellation of treasury stock under resolution of the board of directors	(125,461,832)	(125,461,832)

Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)

Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)

Balance at March 31, 2014	1,136,697,235	26,650,807

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

On November 24, 1995, based upon the resolution of the board of directors’ meeting held on April 28, 1995, NTT capitalized the aggregate amount of ¥15,600 million of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995, representing 2% of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for entities in the United States, ¥234,624 million would have been transferred from retained earnings to the applicable capital account.

Effective May 1, 2006, the Japanese Companies Act provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, and (iii) an amount equal to at least 10% of the decrease in retained earnings resulting from a dividend payment be appropriated from retained earnings to a legal reserve until such reserve is equal to 25% of capital stock. The legal reserve is available for distribution upon approval at a shareholders’ meeting.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Japanese Companies Act provides that corporations are able to repurchase their own shares in market transactions by resolution of the board of directors so long as their articles of incorporation so prescribe.

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

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,206 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock at an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014. Based on this resolution, NTT repurchased 26,556,800 shares of its common stock at ¥156,499 million on March 7, 2014 using ToSTNeT-3.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2014 was ¥581,440 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2014 include amounts representing final cash dividends of ¥99,904 million, or ¥90 per share, which were approved at the shareholders’ meeting held on June 26, 2014.

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal year ended March 31, 2014 in accumulated other comprehensive income (loss) is shown below:

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	16,292	(2,444)	150,461	162,168	326,477
Amounts reclassified from accumulated other comprehensive income	(235)	(2,451)	6,010	1,073	4,397

Other comprehensive income	16,057	(4,895)	156,471	163,241	330,874

Less—Comprehensive income attributable to noncontrolling interests	3,322	(1,473)	29,949	11,178	42,976

Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966

The following table provides the change in accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥6,364	¥1,322	¥7,686
Less—Reclassification adjustment for realized (gain) loss included in net income	1,294	(742)	552

Net change in unrealized gain (loss) on securities	7,658	580	8,238

Unrealized gain (loss) on derivative instruments arising during the period	¥(2,605)	¥(148)	¥(2,753)
Less—Reclassification adjustment for realized (gain) loss included in net income	833	(311)	522

Net change in unrealized gain (loss) on derivative instruments	(1,772)	(459)	(2,231)

Net change in foreign currency translation adjustments	(84,991)	15,622	(69,369)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥62,959	¥(20,920)	¥42,039
Less—Reclassification adjustment for realized (gain) loss included in net income	8,939	(3,469)	5,470

Net change in unrealized gain (loss) on securities	71,898	(24,389)	47,509

Unrealized gain (loss) on derivative instruments arising during the period	¥(7,308)	¥983	¥(6,325)
Less—Reclassification adjustment for realized (gain) loss included in net income	2,480	(891)	1,589

Net change in unrealized gain (loss) on derivative instruments	(4,828)	92	(4,736)

Net change in foreign currency translation adjustments	126,918	(14,530)	112,388

	2014
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥26,518	¥(10,226)	¥16,292
Less—Reclassification adjustment for realized (gain) loss included in net income	(426)	191	(235)

Net change in unrealized gain (loss) on securities	26,092	(10,035)	16,057

Unrealized gain (loss) on derivative instruments arising during the period	¥(2,121)	¥(323)	¥(2,444)
Less—Reclassification adjustment for realized (gain) loss included in net income	(3,885)	1,434	(2,451)

Net change in unrealized gain (loss) on derivative instruments	(6,006)	1,111	(4,895)

Net change in foreign currency translation adjustments	166,075	(9,604)	156,471

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the details of change in pension liability adjustments for the fiscal years ended March 31, 2012, 2013 and 2014:

	2012	2013	2014
	Millions of yen
Net gain (loss) arising during period, before tax	¥(26,465)	¥23,913	¥165,474
Prior service cost arising during period, before tax	(173)	(178)	76,050

Reclassification adjustment, before tax
Amortization of net actuarial loss (gain)	33,883	32,917	23,015
Amortization of transition obligation	172	168	169
Amortization of prior service cost	(19,601)	(8,464)	(9,527)
Reclassification of prior service cost due to curtailment	—	—	(12,894)
Other	(2,278)	(187)	556

Change of pension liability adjustments during the year, before tax	(14,462)	48,169	242,843

Income tax expense related to pension liability adjustments	5,920	(12,523)	(79,602)

Other comprehensive income (loss)	(8,542)	35,646	163,241

Reclassifications out of accumulated other comprehensive income (loss) for the fiscal year ended March 31, 2014 was as follows:

	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Millions of yen
Unrealized gain (loss) on securities	¥426	Other, net
	(191)	Income tax expense (benefit)

	¥235	Net income

Unrealized gain (loss) on derivative instruments	¥3,977	Other, net
	(1,434)	Income tax expense (benefit)
	(92)	Equity in earnings (losses) of affiliated companies

	¥2,451	Net income

Foreign currency translation adjustments	¥(7)	Other, net
	3,479	Income tax expense (benefit)
	(9,482)	Equity in earnings (losses) of affiliated companies

	¥(6,010)	Net income

Pension liability adjustments	¥(763)	*
	(310)	Income tax expense (benefit)

	¥(1,073)	Net income

Total	¥(4,397)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

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

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2014 are as follows:

	2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥94,592	¥94,482	¥110	¥—
Foreign equity securities	135,488	135,488	—	—
Domestic debt securities	31,125	5,023	22,629	3,473
Foreign debt securities	17,371	5	17,366	—
Derivatives:
Forward exchange contracts	737	—	737	—
Interest rate swap agreements	96	—	96	—
Currency swap agreements	21,905	—	21,905	—

Liabilities
Derivatives:
Forward exchange contracts	652	—	652	—
Interest rate swap agreements	1,972	—	1,972	—
Currency swap agreements	277	—	277	—
Currency option agreements	¥369	¥—	¥369	¥—

There were no transfers between Level 1 and Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥126,422	¥126,419	¥3	¥—
Foreign equity securities	136,171	136,171	—	—
Domestic debt securities	27,745	212	24,821	2,712
Foreign debt securities	29,244	10	29,234	—
Derivatives:
Forward exchange contracts	1,048	—	1,048	—
Interest rate swap agreements	664	—	664	—
Currency swap agreements	34,805	—	34,805	—
Currency option agreements	290	—	290	—

Liabilities
Derivatives:
Forward exchange contracts	522	—	522	—
Interest rate swap agreements	2,043	—	2,043	—
Currency swap agreements	571	—	571	—
Currency option agreements	¥85	¥—	¥85	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities—

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives—

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2013 and 2014 are as follows:

	2013
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥1,585	¥—	¥—	¥1,585	¥538
Investments in affiliated companies	132,010	—	—	132,010	25,913
Cost method investments	313	—	—	313	1,287
Goodwill	13,500	—	—	13,500	30,323
Long-lived assets	2,418	—	—	2,418	5,416

	2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥2,888	¥—	¥—	¥2,888	¥651
Investments in affiliated companies	44,968	—	—	44,968	51,279
Cost method investments	128	—	—	128	2,108
Goodwill	—	—	—	—	—
Long-lived assets	9,135	—	—	9,135	5,738

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Real estate—

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down to its fair value. In measuring the fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified as Level 3.

Real estate in the table above includes that transferred from inventories to property, plant and equipment as a result of a change in use or sold to others after measuring fair value.

Investments in affiliated companies

The fair value of investments in affiliated companies that are impaired as a result of an other than temporary decline in value are measured at fair value based on the discounted cash flow method using unobservable inputs, which resulted in a classification of such investments as Level 3 investments. The discount rates for the fiscal years ended March 31, 2013 and 2014 used for the weighted average cost of capital amounted to 11.3%-15.9% and 12.6%, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost method investments—

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring the fair value of such investments, if active market prices of similar assets are available, fair value is measured by quoted prices for similar assets, which is classified as Level 2. If active market prices of similar assets are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3.

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

Long-lived assets—

If the carrying amount of a long-lived asset is evaluated to be unrecoverable, the long-lived asset is written down to its fair value. In measuring fair value of such long-lived assets, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3. The discount rate for the fiscal years ended March 31, 2013 and 2014 used for the weighted average cost of capital amounted to 4.2%-5.0% and mainly 5.0%, respectively.

15.     Segment and geographic information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

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

Operating revenue:

Year Ended March 31	2012	2013	2014
	Millions of yen
Operating revenue:
Regional communications business—
External customers	¥3,306,953	¥3,204,258	¥3,129,362
Intersegment	459,309	455,562	442,948

Total	3,766,262	3,659,820	3,572,310
Long distance and international communications business—
External customers	1,573,150	1,554,706	1,713,439
Intersegment	105,506	103,241	96,463

Total	1,678,656	1,657,947	1,809,902
Mobile communications business—
External customers	4,211,099	4,431,032	4,422,614
Intersegment	28,904	39,090	38,589

Total	4,240,003	4,470,122	4,461,203
Data communications business—
External customers	1,108,212	1,154,143	1,221,481
Intersegment	143,598	149,373	122,374

Total	1,251,810	1,303,516	1,343,855
Other—
External customers	307,948	356,601	438,278
Intersegment	775,282	895,261	890,248

Total	1,083,230	1,251,862	1,328,526
Elimination	(1,512,599)	(1,642,527)	(1,590,622)

Consolidated total	¥10,507,362	¥10,700,740	¥10,925,174

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2012	2013	2014
	Millions of yen
Segment profit:
Regional communications business	¥87,349	¥92,965	¥127,240
Long distance and international communications business	116,669	121,293	127,476
Mobile communications business	876,406	836,446	817,230
Data communications business	71,542	85,818	67,916
Other	56,555	53,257	56,098

Total segment profit	1,208,521	1,189,779	1,195,960
Elimination	14,445	12,189	17,693

Consolidated operating income	1,222,966	1,201,968	1,213,653
Other income	103,737	92,995	172,082
Other expenses	87,373	97,316	91,540

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,239,330	¥1,197,647	¥1,294,195

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥131	¥213	¥203
Long distance and international communications business	891	622	1,895
Mobile communications business	(25,489)	(35,885)	(78,311)
Data communications business	38	106	228
Other	16,877	18,851	25,193

Consolidated total	¥(7,552)	¥(16,093)	¥(50,792)

Segment assets:

As of March 31	2012	2013	2014
	Millions of yen
Segment Assets:
Regional communications business	¥7,458,775	¥7,337,100	¥7,162,076
Long distance and international communications business	1,770,522	1,871,626	2,314,780
Mobile communications business	7,090,883	7,336,070	7,676,820
Data communications business	1,515,686	1,597,446	1,774,562
Other	9,923,344	10,422,450	10,664,076

Total segment assets	27,759,210	28,564,692	29,592,314
Elimination	(8,369,511)	(9,015,625)	(9,307,365)

Consolidated total	¥19,389,699	¥19,549,067	¥20,284,949

(Note)	Elimination includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See note 8.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2012	2013	2014
	Millions of yen
Depreciation and amortization:
Regional communications business	¥816,359	¥794,246	¥751,906
Long distance and international communications business	137,176	142,309	149,734
Mobile communications business	688,518	701,658	719,132
Data communications business	140,075	137,961	135,358
Other	122,676	117,451	118,415

Total segment	1,904,804	1,893,625	1,874,545
Elimination	5,894	5,620	5,748

Consolidated total	¥1,910,698	¥1,899,245	¥1,880,293

Capital investments for segment assets:
Regional communications business	¥811,977	¥786,004	¥722,829
Long distance and international communications business	152,348	147,503	168,413
Mobile communications business	726,833	753,660	703,124
Data communications business	133,966	122,113	147,725
Other	121,486	160,695	150,672

Consolidated total	¥1,946,610	¥1,969,975	¥1,892,763

Point program expenses:
Regional communications business	¥5,615	¥5,801	¥7,713
Long distance and international communications business	2,166	1,321	484
Mobile communications business	95,790	74,651	70,837

Consolidated total	¥103,571	¥81,773	¥79,034

Goodwill impairment losses:
Long distance and international communications business	—	23,042	—
Mobile communications business	—	7,281	—
Data communications business	4,764	—	—

Consolidated total	¥4,764	¥30,323	¥—

The capital investments in the above table represent the additions to fixed assets of each segment.

As indicated in “Use of estimates” in note 2 effective April 1, 2013, NTT Group has revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected useful life. As a result, compared with the method used prior to April 1, 2013, operating income for the regional communications business segment for the fiscal year ended March 31, 2014 increased by ¥23,264 million.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenue less costs and operating expenses.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic information:

Year Ended March 31	2012	2013	2014
	Millions of yen
Operating revenue:
Domestic	¥9,594,645	¥9,746,669	¥9,729,179
Foreign	912,717	954,071	1,195,995

Consolidated total	¥10,507,362	¥10,700,740	¥10,925,174

Operating Revenues are classified based on the geographic location of the service and products provided. NTT Group has not disclosed foreign long-term assets, as such amounts were immaterial.

There were no operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2012, 2013 and 2014.

16.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2013 and 2014 were as follows:

Class of property	2013	2014
	Millions of yen
Buildings	¥9,938	¥10,291
Machinery, vehicles and tools	81,497	88,282
Accumulated depreciation	(49,847)	(55,791)

Total	¥41,588	¥42,782

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2014 are as follows:

Year ending March 31	Millions of yen
2015	¥21,064
2016	16,556
2017	11,846
2018	7,534
2019	3,547
Thereafter	7,446

Total minimum lease payments	67,993
Less—Amount representing interest	(15,113)

Present value of net minimum lease payments	52,880
Less—Current obligation	(16,929)

Long-term capital lease obligations	¥35,951

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥223,811 million, ¥227,024 million and ¥246,211 million, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2014 are as follows.

Year ending March 31	Millions of yen
2015	¥31,386
2016	26,229
2017	15,340
2018	12,068
2019	8,973
Thereafter	22,901

Total	¥116,897

17.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2012, 2013 and 2014 were ¥267,853 million, ¥269,192 million and ¥249,295 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥94,821 million, ¥104,209 million and ¥98,858 million, which are included in selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

18.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2012, 2013 and 2014 were a loss of ¥1,535 million, gains of ¥3,250 million and a gain of ¥11,893 million, respectively, and are included in “Other, net” of “Other income (expenses)” in the consolidated statements of income.

19.    Financial instruments:

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

AND SUBSIDIARIES

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

Fair Value Hedges—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥638 million at March 31, 2014. As discussed in note 9, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as, fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” of “Other income (expenses)” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recognized in the consolidated statements of income for the fiscal year ended March 31, 2012, 2013 and 2014 were as follows:

	2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(1,650)	¥1,650

	2013
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(0)	¥0

	2014
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥57	¥(57)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of ineffectiveness of these fair value hedges, which were reflected in net income, was not material for all periods presented. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedges—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in note 9, NTT Group has foreign currency exposures related to its long-term debt denominated in currencies other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in note 9, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay-fixed/receive-floating interest rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as, cash flow hedges are recognized in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” of “Other income (expenses)” in the consolidated statements of income. For all periods presented, these cash flow hedges were effective and the amount representing the ineffectiveness of the hedges was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges.

The notional principal amounts of cash flow hedges at March 31, 2013 and 2014 were as follows:

	2013	2014
	Millions of yen
Forward exchange contracts	¥10,545	¥8,442
Interest rate swap agreements	97,686	78,242
Currency swap agreements	¥152,204	¥147,798

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2013 and 2014 were as follows:

	2013	2014
	Millions of yen
Forward exchange contracts	¥(472)	¥(783)
Interest rate swap agreements	(1,327)	(1,463)
Currency swap agreements	2,158	(2,882)

Total	¥359	¥(5,128)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into net income for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Consolidated statements of income item	2012	2013	2014
		Millions of yen
Forward exchange contracts	Other, net	¥(264)	¥32	¥1,960
Interest rate swap agreements	Other, net	(1,173)	(914)	(576)
Currency swap agreements	Other, net	604	3,362	2,501

Total		¥(833)	¥2,480	¥3,885

As of March 31, 2014, approximately ¥1,092 million of deferred net income on derivative instruments in accumulated other comprehensive income (loss) is expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements and currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2013 and 2014 were as follows:

	2013	2014
	Millions of yen
Forward exchange contracts	¥49,367	¥49,125
Interest rate swap agreements	306,162	337,010
Currency swap agreements	147	4,300
Currency option agreements	55,056	85,338

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Consolidated statements of income item	2012	2013	2014
		Millions of yen
Forward exchange contracts	Other, net	¥1,254	¥(815)	¥1,779
Interest rate swap agreements	Other, net	(118)	152	575
Currency swap agreements	Other, net	30	(34)	1,460
Currency option agreements	Other, net	763	727	585

Total		1,929	30	4,399

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll are not included in the table. Fair value information regarding “Marketable securities and other investments” is disclosed in note 7.

	2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥3,937,935	¥4,178,710	¥3,909,024	¥4,108,377

The fair value of long-term debt, including the current portion, is measured at discount rates for similar debt instruments of comparable maturities currently offered by NTT Group, which is classified as Level 2.

The fair value of derivative instruments and amounts recognized in the consolidated balance sheets at March 31, 2013 and 2014 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2013	2014
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥202	¥382
Interest rate swap agreements
Prepaid expenses and other current assets	—	60
Other assets	4	—
Currency swap agreements
Prepaid expenses and other current assets	1	—
Other assets	21,902	33,349

Subtotal	22,109	33,791

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	518	579
Other assets	18	88
Interest rate swap agreements
Other assets	92	604
Currency swap agreements
Prepaid expenses and other current assets	1	1,456
Currency option agreements
Prepaid expenses and other current assets	—	8
Other assets	—	282

Subtotal	629	3,017

Total	¥22,738	¥36,808

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2013	2014
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥10	¥13
Interest rate swap agreements
Other (Current liabilities)	196	26
Other (Long-term liabilities)	1,135	1,439
Currency swap agreements
Other (Current liabilities)	3	—
Other (Long-term liabilities)	269	571

Subtotal	1,613	2,049

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	540	473
Other (Long-term liabilities)	101	35
Interest rate swap agreements
Other (Current liabilities)	53	124
Other (Long-term liabilities)	588	454
Currency swap agreements
Other (Current liabilities)	5	—
Currency option agreements
Other (Current liabilities)	40	11
Other (Long-term liabilities)	329	74

Subtotal	1,656	1,171

Total	¥3,269	¥3,220

Contingent features in derivative instruments—

At March 31, 2014, NTT Group had no material derivative instruments that contain credit risk-related contingent features which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2014.

20.    Financing receivables:

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

Rollforward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2013 and 2014 are as follows:

	2013
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	2,900	(2,967)	(1,957)	2,132	29	137
Charge off	(3,558)	(2,547)	(285)	(3,428)	—	(9,818)
Recovery	14	143	24	3	—	184
Balance at March 31, 2013	6,829	11,423	6,154	3,390	107	27,903
collectively evaluated for impairment	6,275	4,375	1,002	3,390	3	15,045
individually evaluated for impairment	554	7,048	5,152	—	104	12,858
Financing receivable:
Balance at March 31, 2013	574,375	347,417	92,624	239,529	442	1,254,387
collectively evaluated for impairment	573,698	338,046	84,294	239,529	338	1,235,905
individually evaluated for impairment	677	9,371	8,330	—	104	18,482

	2014
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	(797)	(1,384)	(981)	1,551	3,898	2,287
Charge off	(1,351)	(1,820)	(175)	(1,953)	—	(5,299)
Recovery	6	112	2	3	—	123
Balance at March 31, 2014	4,687	8,331	5,000	2,991	4,005	25,014
collectively evaluated for impairment	4,387	3,155	1,360	2,991	1	11,894
individually evaluated for impairment	300	5,176	3,640	—	4,004	13,120
Financing receivable:
Balance at March 31, 2014	796,039	355,374	111,316	266,976	4,213	1,533,918
collectively evaluated for impairment	795,693	349,716	103,010	266,976	170	1,515,565
individually evaluated for impairment	346	5,658	8,306	—	4,043	18,353

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables on nonaccrual status at March 31, 2013 and 2014 are as follows:

	2013	2014
	Millions of yen
Installment sales receivable	¥320	¥144
Lease receivable	7,239	4,447
Loans receivable	9,035	8,502
Credit receivable	848	801
Others	240	3,940

Total	¥17,682	¥17,834

NTT Group determines the credit quality of financing receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financing receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2013 and 2014 are as follows:

	2013
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥569,533	¥1,610	¥3,232	¥574,375	¥649
Lease receivable	381,643	4,429	8,265	394,337	1,026
Credit receivable	236,375	2,306	848	239,529	—
Others	1,883	—	56	1,939	—

Total	¥1,189,434	¥8,345	¥12,401	¥1,210,180	¥1,675

	2013
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥227,050	¥8,672	¥235,722	¥—

	2014
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥791,923	¥2,392	¥1,724	¥796,039	¥10
Lease receivable	407,327	3,721	4,877	415,925	426
Credit receivable	263,848	2,327	801	266,976	—
Others	2,895	—	3,997	6,892	—

Total	¥1,465,993	¥8,440	¥11,399	¥1,485,832	¥436

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥229,570	¥8,949	¥238,519	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2013 and 2014 are as follows:

	2013
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥8,337	¥5,281	¥8,337	¥8,584
With no related allowance recorded	¥6	¥—	¥459	¥5

	2014
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥12,143	¥3,593	¥12,143	¥8,964
With no related allowance recorded	¥319	¥—	¥704	¥69

21.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2014, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2015	¥775,674
2016	226,665
2017	6,531
2018	3,424
2019	1,049
Thereafter	2,342

Total	¥1,015,685

Contingent liabilities at March 31, 2014 for loans guaranteed, among other things, amounted to ¥54,328 million.

At March 31, 2014, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Subsequent events:

On April 25, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 320 million shares of its outstanding common stock for an amount in total not exceeding 500 billion yen during the period from April 26, 2014 through March 31, 2015.

For information on NTT DOCOMO’s resolution to exercise its option for the sale of its stake in TTSL, see note 6.

For information on NTT’s resolution with respect to stock repurchases, see note 13.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2012:
Allowance for doubtful accounts	¥45,907	¥29,840	¥(27,391)	¥48,356

Fiscal year ended March 31, 2013:
Allowance for doubtful accounts	¥48,356	¥24,701	¥(28,096)	¥44,961

Fiscal year ended March 31, 2014:
Allowance for doubtful accounts	¥44,961	¥37,197	¥(35,265)	¥46,893

*1:	Primarily amounts written off.

		Additions
	Balance at beginning of period	Charged to income tax expense	Charged to other Accounts(*1)	Deductions(*2)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2012:
Valuation allowance—Deferred tax assets	¥274,559	¥8,165	¥11,651	¥(52,217)	¥242,158

Fiscal year ended March 31, 2013:
Valuation allowance—Deferred tax assets	¥242,158	¥19,287	¥12,920	¥(20,672)	¥253,693

Fiscal year ended March 31, 2014:
Valuation allowance—Deferred tax assets	¥253,693	¥20,473	¥24,793	¥(39,038)	¥259,921

*1:	Charged to other Accounts of Additions in the table above mainly consist of foreign currency translation adjustments.
*2:	Deductions in the table above mainly consist of changes in estimates about the subsequent realization of deferred tax assets and expiration of operating loss carryforwards. The amounts of change in estimates about the subsequent realization of deferred tax assets for the years ended March 31, 2012, 2013 and 2014 are presented in note 11. The expirations of operating loss carryforwards for the years ended March 31, 2012, 2013 and 2014 are ¥27,097 million, ¥2,018 million, and ¥3,057 million, respectively.