Form 20-F
period 2015-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2015-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

YASUTAKE HORINOUCHI

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

Common stock	1,058,599,629 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	46

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	94

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	104

ITEM	8	—	FINANCIAL INFORMATION	105

ITEM	9	—	THE OFFER AND LISTING	107

ITEM	10	—	ADDITIONAL INFORMATION	108

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	123

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	125

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	127

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	127

ITEM	15	—	CONTROLS AND PROCEDURES	127

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	128

ITEM	16B	—	CODE OF ETHICS	128

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	128

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	129

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	130

ITEM	16F	—	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	130

ITEM	16G	—	CORPORATE GOVERNANCE	130

ITEM	16H	—	MINE SAFETY DISCLOSURE	132

PART III

ITEM	17	—	FINANCIAL STATEMENTS	133

ITEM	18	—	FINANCIAL STATEMENTS	133

ITEM	19	—	EXHIBITS	133

			SIGNATURES	134

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

Under the Act on Nippon Telegraph and Telephone Corporation, etc. (“NTT Act,” Act No. 85 of December 25, 1984) and for Japanese reporting purposes, NTT calculates the percentage of its Shares owned by the Government based on the total number of issued Shares regardless of whether such Shares are outstanding for U.S. reporting purposes. In this annual report, where the percentage of total issued Shares differs from the percentage of outstanding Shares, the Government’s ownership of Shares is presented using both percentages.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2011 through 2015 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2014 and 2015, and for each of the three fiscal years ended March 31, 2013, 2014 and 2015, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	Years ended March 31,
	2011	2012	2013	2014	2015
	(in millions of yen)
Operating revenues	¥10,305,003	¥10,507,362	¥10,700,740	¥10,925,174	¥11,095,317
Operating expenses	9,090,094	9,284,396	9,498,772	9,711,521	10,010,751

Operating income	1,214,909	1,222,966	1,201,968	1,213,653	1,084,566
Other income (expenses)*	(39,112)	16,364	(4,321)	80,542	(17,937)

Income before income taxes and equity in earnings (losses) of affiliated companies*	1,175,797	1,239,330	1,197,647	1,294,195	1,066,629
Income tax expenses*	474,595	583,227	473,954	486,546	397,349
Equity in earnings (losses) of affiliated companies*	673	(7,552)	(16,093)	(50,792)	5,889
Net income*	701,875	648,551	707,600	756,857	675,169

Less—Net income attributable to noncontrolling interests	192,246	180,850	185,668	171,384	157,103

Net income attributable to NTT*	¥509,629	¥467,701	¥521,932	¥585,473	¥518,066

	2011	2012	2013	2014	2015
	(in yen, except share amounts)
Per Share of common stock:
Net income attributable to NTT*	¥385.16	¥366.67	¥430.68	¥509.21	¥473.69
Cash dividends, applicable to earnings for the year	¥120.00	¥140.00	¥160.00	¥170.00	¥180.00
Average number of Shares outstanding	1,323,173,389	1,275,519,400	1,211,880,769	1,149,758,214	1,093,680,009

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” “Net income attributable to NTT” and “Net income attributable to NTT Per Share of common stock” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 7 to the Consolidated Financial Statements.

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	As of March 31,
	2011	2012	2013	2014	2015
	(in millions of yen)
Current assets	¥4,770,297	¥4,711,931	¥4,669,288	¥4,861,011	¥4,957,228
Property, plant and equipment (net)	9,900,640	9,806,356	9,776,687	9,839,688	9,801,470
Total assets*	19,665,596	19,389,699	19,549,067	20,284,949	20,702,427
Current liabilities	3,689,072	3,494,253	3,499,389	3,676,824	3,721,688
Long-term liabilities	5,895,592	5,847,717	5,527,675	5,657,407	5,902,657
Capital stock (common stock plus additional paid-in capital)	3,771,979	3,770,115	3,765,562	3,764,960	3,784,673
NTT shareholders’ equity*	8,020,734	7,882,587	8,231,439	8,511,354	8,681,860
Total equity*	¥10,080,932	¥10,047,729	¥10,522,003	¥10,924,806	¥11,049,810

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Total assets,” “NTT shareholders’ equity” and “Total equity” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 7 to the Consolidated Financial Statements.

Dividends

NTT has paid dividends on Shares semiannually in respect of each fiscal year since its founding in 1985. NTT’s Board of Directors (the “Board”) recommends a year-end dividend, which is subject to approval by shareholders at the ordinary general meeting of shareholders and by the Minister of Internal Affairs and Communications (the “Minister”). Immediately following such approvals, NTT distributes dividends to shareholders or registered pledgees of shares entered or recorded on the register of shareholders and shareholders or pledgees of shares for whom all or part of their Shares were not entered or recorded in the register of shareholders pursuant to Article 6 of the NTT Act as of the preceding March 31 in proportion to their respective holdings of Shares at that date. Year-end dividends may be distributed either in cash or, with shareholder approval, in kind. In addition to year-end dividends, NTT may make cash distributions from its retained earnings to its shareholders or registered pledgees of shares entered or recorded on the register of shareholders and shareholders or pledgees of shares for whom all or part of their shares were not entered or recorded in the register of shareholders pursuant to Article 6 of the NTT Act as of September 30 of each year (interim dividends) provided that approvals are granted by its Board and the Minister.

For NTT’s dividend policy, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The following table lists the respective shareholder (year-end dividend) and Board (interim dividend) approval dates, as applicable, payment dates and amount of dividends paid by NTT (expressed in Japanese yen and the U.S. dollar equivalents, which were calculated based on the Noon Buying Rate (as defined below under “—Exchange Rate Information”) for Japanese yen on the last date of each period set forth below) for each of the six-month periods indicated.

Record Date/Six Months Ended	Approval Date	Payment Date	Dividends per Share	Dividends per Share
			(in yen)	(in U.S. dollars)
September 30, 2010	November 9, 2010	December 13, 2010	¥60	$0.72
March 31, 2011	June 23, 2011	June 24, 2011	¥60	$0.72
September 30, 2011	November 9, 2011	December 12, 2011	¥70	$0.91
March 31, 2012	June 22, 2012	June 25, 2012	¥70	$0.85
September 30, 2012	November 8, 2012	December 10, 2012	¥80	$1.03
March 31, 2013	June 25, 2013	June 26, 2013	¥80	$0.85
September 30, 2013	November 8, 2013	December 9, 2013	¥80	$0.81
March 31, 2014	June 26, 2014	June 27, 2014	¥90	$0.87
September 30, 2014	November 7, 2014	December 8, 2014	¥90	$0.82
March 31, 2015	June 26, 2015	June 29, 2015	¥90	$0.75

See Note 14 to the Consolidated Financial Statements for a discussion of the Companies Act of Japan (the “Companies Act”) with respect to dividends.

Both the payment and the amount of dividends are subject to the level of NTT’s earnings, NTT’s financial condition and other factors, including applicable Government regulatory actions and approval by shareholders and the Board, as applicable, and the Minister.

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

On June 12, 2015, the Noon Buying Rate was US$1 = ¥123.23.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Fiscal Years Ended March 31	High(1)	Low(1)	Average(2)	Period end(3)
	(yen per dollar)
2011	94.24	80.48	85.00	82.76
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96

Months of 2015	High(4)	Low(4)	Average(5)	Period end(6)
January	120.20	116.78	118.25	117.44
February	120.38	117.33	118.76	119.72
March	121.50	119.01	120.39	119.96
April	120.36	118.80	118.51	119.86
May	124.18	119.09	120.80	123.98
June (through June 12, 2015)	125.58	122.72	124.18	123.23

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

NTT Group has operations all over the world, including Japan, North America, Latin America, Europe, Africa, the Middle East, Asia and Oceania. An economic slowdown or deceleration in the economic growth of any of these countries and regions may have an adverse effect on the demand for the services that NTT Group provides or on its operations. Although the proportion of NTT Group’s overseas business is growing, the majority of its business revenues are derived from its business in Japan, and as a result, NTT Group’s results of operations and financial condition may be heavily influenced by the state of the Japanese economy.

Of all of NTT Group’s businesses, there is a tendency in the solutions business in particular for customers to curb their IT investment when an economic slowdown results in a decline in corporate revenues as they require cost reductions in corporate IT investment and scrutinize the effectiveness of such investment. This may lead to declines in the sales prices and the volume of orders for systems and services provided by NTT Group.

In the finance business, an economic slowdown may adversely affect the economic circumstances of NTT Group companies’ counterparties more than anticipated by NTT Group’s credit management predictions, which could lead to unrecoverable loans. In the real estate business, there is a possibility that demand in the real estate leasing market or, as has historically been the case, the condominium sales market will decline as a result of an economic slowdown, which could reduce the profitability of real estate investments. If these risks were to occur, they could adversely impact NTT Group’s results of operations and financial condition.

In addition, NTT Group evaluates various means of capital procurement, including issuing corporate bonds and obtaining loans, and is working toward securing low-interest financing and stable sources of capital. However, any substantial fluctuations in the financial markets may lead to increases in NTT Group’s financing costs.

NTT Group owns investment securities and other investment assets. If their asset value were to decline because of a recession in the stock and other financial markets, the resulting impairment losses may adversely affect NTT Group’s results of operations. NTT Group pension investments may also be adversely affected by the effect of a weakening economy on the capital markets.

NTT Group’s operating revenues may suffer from changes in market structure and increased competition.

With the growing popularity of smartphones, tablets and high-speed wireless broadband services, including Long-Term Evolution (“LTE”) (a wireless communication standard characterized by high speed, high capacity, the efficient use of signals and low latency, with specifications formulated by the 3rd Generation Partnership Project), the use of cloud services is expanding. At the same time, the structure of the telecommunications services market is changing dramatically as various new stakeholders join telecommunications operators in the market, services provided by over-the-top content (“OTT”) (a content distribution service utilizing other companies’ communications infrastructure, allowing a service provider to distribute services without owning its own communications infrastructure) providers expand, and competition increases on a global level. Additionally, the combination of fixed and mobile telecommunications services has accelerated the development of FMC (fixed-mobile convergence) services. Competition remains active among telecommunications providers, and the competitive environment in which NTT Group operates is becoming more rigorous. If NTT Group is unable to respond appropriately to increased competition and other changes in the structure of the telecommunications market, its operating revenues may decline.

In the fixed-line communications field, the continuing trend of decreasing fixed voice revenues as a result of the impact of fixed-rate voice services and free or low-cost telecommunications services provided by OTT operators has become an issue. In addition, growth in broadband services is slowing as the rate of penetration increases and the market matures. Furthermore, as a result of the increasing speeds of wireless broadband services, customers, particularly young adults who do not use fixed-line communications, are shifting towards exclusively using smartphones and other mobile devices as their sole method of communications.

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

Under these market conditions, in order to provide more advanced and wide-ranging services and increase customer convenience, NTT Group has provided a variety of new rate plans and services and has been working towards conversion to the B2B2X model, which aims to ensure sustainable growth in domestic operations in Japan.

Further, in addition to their traditional business model of providing fiber-optic access services directly to end users, NTT East and NTT West began offering the “Hikari Collaboration Model,” a new business model in which they provide fiber-optic access services to a variety of players, and each player then combines fiber-optic access services with its own services to provide as their own new services to end users.

Following the introduction of new billing plans, NTT DOCOMO also launched the Hikari Collaboration Model-utilizing fiber-optic broadband services “docomo Hikari” and “docomo Hikari Pack,” which jointly provide “docomo Hikari” for smartphones or cellphones. In addition, NTT DOCOMO is continuing to work to increase revenues by expanding into new business areas resulting from the convergence of service areas with mobile communications such as finance/account settlement, commerce, medical/healthcare, M2M/IoT (“Internet of Things,” the concept that all things are connected wirelessly and can be controlled via the Internet), environment/energy and education/learning.

However, NTT Group’s results of operations and financial condition could still be adversely affected if, despite these efforts, the number of subscribers that NTT Group acquires or retains fails to meet expected levels or if subscription ratios for various fee/discount services, trends in the number of subscription transfers to flat-rate services, or other initiatives do not proceed as expected.

NTT Group expects the solutions business to be a major area of growth in the information services market, and hardware vendors and other players are also focused on this business. Moreover, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition. Intensified competition resulting from new competitors’ aggressive market entry may have an adverse effect on NTT Group’s results of operations and financial condition.

Moreover, NTT Group conducts a variety of business activities in markets outside of the information and communications sector, and it is possible that these operations will fail to achieve forecasted revenues, which may result in an adverse effect on NTT Group’s results of operations and financial condition.

NTT Group’s growth in its global business may be lower than anticipated.

NTT Group is expanding its global business as a cornerstone of its operations, and has also implemented initiatives to accelerate profit creation in this area. In order to deliver consistent growth of sales in overseas business operations, NTT Group will strengthen its sales force and marketing efforts, such as by expanding its global accounts and further promoting its up-selling and cross-selling efforts, while strengthening the entire NTT Group’s services and products. Stringent cost-efficiency initiatives are also underway in each of the Group’s companies to, among other things, improve efficiency, optimize services and operations, and lower procurement costs.

However, if these efforts do not progress as anticipated, or the cloud services market does not grow as anticipated, or revenues do not grow as expected due to increased competition or other factors, NTT Group’s results of operations and financial condition may be adversely affected.

NTT Group may not achieve anticipated cost savings.

NTT Group is working to generate profits by increasing capital expenditure efficiencies and reducing costs in the domestic fixed-line and mobile communications markets, which are becoming saturated. To improve capital expenditure efficiencies, NTT Group is working to simplify and streamline the network in each company, as well as further its efficiency in using its existing facilities and reduce procurement costs. Efforts are also being made to streamline IT systems in order to improve efficiency, as well as increase levels of sophistication. Meanwhile, NTT Group is continuously working to reduce costs and is working to ensure simple yet highly efficient business operations based on initiatives such as the conversion to the B2B2X model.

However, despite these initiatives to improve efficiencies in the domestic network business, it is possible that NTT Group will be unable to fully achieve the anticipated optimization of its capital expenditures or reductions in sales expenses, facility-related costs, and personnel and other costs due to changes in the competitive environment or due to the current state of progress in streamlining equipment or general business operations. Any such failure to achieve intended cost reductions could adversely impact NTT Group’s results of operations and financial condition.

NTT Group’s international and domestic investments, acquisitions, alliances and corporate collaborations may not be successful, or NTT Group may be unable to exert the necessary control over its investments.

NTT Group actively engages in joint ventures, alliances and collaborations, both domestically and overseas, as well as acquisitions and other strategic investments in response to changes in market structure and customers’ needs. However, NTT Group may not be able to maintain or enhance the value or financial performance of, or achieve sufficient synergies with, the domestic or overseas operations in which it has invested or agreed to invest or that it may in the future acquire. In addition, there may be occasions when NTT Group will suffer potential losses resulting from the dissolution or disposition of its investments, partnerships or other cooperative initiatives.

NTT Group is proactively striving to expand its global business operations, and has worked to achieve expected returns from these endeavors by carrying out periodic post-acquisition monitoring of its investments. In addition, NTT Group is taking initiatives to enhance its group governance and risk management. However, the recent increase in the number of foreign subsidiaries within NTT Group may result in increased fragmentation within the group and render a common understanding difficult to achieve. There may be occasions when it is difficult for NTT to exert the control over its overseas subsidiaries necessary to oversee their business and operations. In addition, there is a risk that factors related to cross-border business, such as legal restrictions relating to investment and competition, differences in business customs, labor relations, and international politics, may pose challenges to NTT Group’s management of its overseas business activities. If such risks materialize, NTT Group’s results of operations and financial condition may be adversely affected.

NTT Group may be unable to obtain the licenses for third-party intellectual property necessary for the operation of its business, may be subject to claims related to the infringement of the intellectual property from other companies, or may be unable to protect its own intellectual property rights, all of which could adversely affect its business operations and financial position.

In order for NTT Group and its business partners to carry out their business operations, they at times need to obtain licenses and other rights to use the intellectual property and other rights of third parties. NTT Group and its business partners have entered into the necessary intellectual property licenses, and based on their experience as well as industry practice, NTT Group believes that it will continue to be able to obtain such licenses on reasonable terms. However, if NTT Group is unable to reach or maintain agreements with the holders of such rights on commercially acceptable terms or at all, NTT Group and its business partners may not be able to provide certain technologies, products or services to its customers.

Further, as NTT Group’s global business expands, particularly through overseas acquisitions, claims of intellectual property infringement and other claims against NTT Group, particularly by foreign corporations in jurisdictions in which it has completed acquisitions, may increase as it develops new products, services and technologies, and acquires companies that may be subject to ongoing or future intellectual property litigation.

If NTT Group is subject to claims of infringement of intellectual property rights, it may be required to expend considerable time and costs to reach a resolution. If such claims are determined adversely to NTT Group, it may be required to pay substantial damages or royalties to third parties, or may be subject to a temporary or permanent injunction preventing certain NTT Group companies from offering certain products or services and required to develop non-infringing products or technologies, which could result in a loss of revenues from businesses related to such rights. Further, any improper use by third parties of NTT Group’s intellectual property and other rights could result in a decrease in NTT Group’s contemplated license revenues and compromise NTT Group’s competitive advantage.

The occurrence of any of these risks could adversely affect NTT Group’s results of operations and financial condition.

NTT Group may be unable to hire or retain necessary personnel, which could have an adverse effect on NTT Group’s results of operations and financial condition.

A number of companies both in Japan and abroad have entered the information and telecommunications market, in which the diversity and sophistication of services and technology has rapidly increased, and where changes in the market, with a focus on cloud services in particular, are expected to accelerate even further going forward. In this environment, NTT Group’s ability to hire and retain highly skilled personnel significantly affects the success of its business. If the hiring or retention of such key, highly skilled personnel by NTT Group does not proceed as expected, it could adversely affect NTT Group’s ability to develop new technologies, design new products, enhance its existing products and execute its growth strategy, which could negatively impact its results of operations and financial condition.

Risks associated with business management

System disruptions, network disruptions, disruptions to business operations or issues with system architecture that occur as a result of natural disasters, software and hardware failure, or cyberattacks may affect NTT Group’s results of operations and financial condition.

NTT Group has operations both domestically and abroad, and has implemented a variety of measures with respect to its networks and systems in order to ensure safe and reliable services, including strengthening the durability and water resistance of exchange offices and re-assessing its transmission lines. However, natural disasters such as earthquakes, tsunamis, typhoons and floods, pandemics such as new strains of influenza, and other issues including software and hardware failure, cyberattacks, terrorism, armed action, regional conflict and various other events could cause system and network failure or threaten the safety of NTT Group employees. As a result, there may be occasions when disruptions in NTT Group’s business operations make it impossible to provide reliable services, potentially damaging NTT Group’s credibility and corporate image.

A large-scale disaster in particular could not only severely damage NTT Group’s telecommunications networks, but could also harm NTT Group employees or cause damage to systems that could take a long time to restore, and the resulting emergency electricity use restrictions could hinder NTT Group’s ability to provide reliable services. These events may lead to reductions in income and substantial repair costs.

The number of NTT Group services and products that use advanced technology has increased, resulting in increased quality control risk. In particular, applications and other software that runs on smartphones and tablets contain elements which could increase the load on NTT Group’s network facilities beyond the level contemplated, such as communications applications that can secure or cut off connections, which cause an increase in control signals between devices and the network. While NTT Group is endeavoring to enhance quality and reliability by making capital investments in its network facilities to strengthen network resilience and to accelerate response time, if such traffic cannot be processed, there is a defect in an NTT Group service or product, or human error occurs, such as an error in equipment settings, NTT may be held liable for damages, and the reputation of NTT Group’s services and products may be affected.

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. NTT Group is actively working on security countermeasures, but if an unforeseeable event occurs, it is possible that there will be cases of service delays, decrease in service quality, or information leak, damage or loss caused by network intrusions from unauthorized access, causing customers’ trust in NTT Group to diminish and causing damage to NTT Group’s corporate image.

NTT Group also provides and delivers systems and services to customers in the solutions business, and there is a possibility that there could be disruptions and faults in these systems and services. Some of the systems and services provided by NTT Group constitute vital social infrastructure that significantly affects economic activities and daily life. In particular, if problems such as interruption, impairment, unauthorized access, virus infections and cyberattacks occur to these systems and services, in addition to the possible need to provide compensation for damages, NTT Group’s credibility and corporate image may suffer. Furthermore, the solutions business typically operates under a service contract model in which services are completed from the receipt of orders through the delivery dates. Under this model, NTT Group generally assumes full contractual responsibility at all stages, but there is a possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

Any of these risks could adversely affect NTT Group’s results of operation and financial condition.

NTT’s reputation and credibility may be affected by fraud or misconduct in Japan or abroad, or by inappropriate use or leaks of confidential business information and personal information.

NTT Group is subject to a wide variety of laws and regulations, as the scope of its business encompasses a variety of products and services both in Japan and abroad. As a result, some of NTT Group’s business activities require licenses, notifications, and permit approvals. In addition, it is possible that NTT Group’s growing business operations outside of Japan could be subject to additional burdens stemming from, among other things, the local rules and regulations of the countries in which NTT operates, or the lack thereof, the unpredictable nature of commercial and judicial interpretations of such local laws, the adoption of new laws and the revision of existing laws.

NTT Group considers legal compliance to be an extremely important corporate responsibility. In light of the recent tightening of bribery and anti-corruption laws in foreign countries, particularly the United States and the United Kingdom, NTT is working towards further strengthening its compliance systems. Although NTT Group has taken measures to strengthen its group-wide compliance regime, it may not always be possible to eliminate compliance and reputational risks, including, for example, in the case of an employee’s improper personal behavior.

In addition, NTT Group has historically made efforts to protect confidential information obtained in the course of its business, including its customers’ personal information, and NTT Group has also implemented the “NTT Group Information Security Policy,” which requires enhanced internal information management, training and awareness-raising for officers and employees. NTT Group expects to be able to ensure the proper management of confidential information in accordance with this policy. However, it is possible that NTT Group will be unable to completely eliminate the risk of a leak or other misuse of confidential information.

Such an event could adversely affect NTT Group’s business, including its reputation and credibility, as well as NTT Group’s ability to obtain new subscribers or its eligibility to secure governmental contracts, which could in turn adversely affect NTT Group’s results of operations and financial condition.

Misuse of products and services offered by NTT Group may have an adverse impact on NTT Group’s credibility and corporate image and could expose NTT Group to liability.

Inappropriate use of NTT Group’s products and services by users may adversely affect the credibility of NTT Group’s products and services and tarnish NTT Group’s corporate image. For example, if cybercrimes, such as unsolicited bulk e-mails, illegal money transfers made through online banking, or bank transfer scams, are perpetrated using NTT Group’s services, or if NTT Group customers experience incidents of unsolicited bulk e-mails being sent through its servers, NTT Group customers may be harmed as a result of these actions. Further, there has been a wide range of debate regarding minors’ access to illegal or harmful websites, and the effectiveness of filtering services intended to restrict minors from accessing such harmful sites. These problems may adversely impact customer satisfaction and damage NTT Group’s corporate image, which may lead to an increase in the number of subscription cancellations.

In addition, there are also concerns over the increasing incidence of accidents caused by the use of mobile phones while operating vehicles or bicycles, as well as issues with increasing occurrence of problems caused by the use of mobile phones while walking. In addition, there are issues concerning the high fees charged for the excess use of paid content by subscribers and the leaking of private information by fraudulent applications and software. NTT Group believes that it has properly addressed these social issues by providing locks on smartphone use while users are walking, filtering and other functions, but it is not certain whether these functions will work as expected or whether NTT Group will be able to continue to carry out proper measures in the future. If NTT Group is unable to address these issues in an appropriate manner, this may result in an increasing number of cancellations among current subscribers and an inability to acquire the anticipated number of new subscribers, which may impact NTT Group’s results of operations and financial condition.

NTT Group may be subject to unfavorable decisions in litigation or other proceedings, which could have an adverse effect on its operations.

Because NTT Group operates through a large number of sites both domestically and abroad, and offers a wide array of goods and services, it is possible that NTT Group will become a party to various types of litigation, disputes, or claims for damages. If NTT Group were to become party to any such litigation, dispute, or claim for damages, in addition to the possibility of a potential financial burden, an unfavorable decision could harm NTT Group’s credibility and corporate image, and thereby adversely affect NTT Group’s results of operation and financial condition.

Risks associated with the Government, including rules, regulations and others

Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.

The regulation of the Japanese telecommunications industry has evolved in many areas, including amendments to telecommunications laws aimed at promoting competition, protecting service users and other purposes. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s results of operations and financial condition.

For a summary of Government regulations currently under review, see “Item 4—Information on the Company—Regulations.”

The frequencies that NTT Group can use are limited, and it is possible that it will not be able to secure adequate frequency spectrum for its operations.

NTT Group has limited frequencies available for its services. For example, in areas such as major urban centers, mobile communications networks may suffer deteriorations of service quality at peak times, when use of available frequencies is at or near its limit.

In addition, while the number of subscribers and the traffic per subscriber are expected to increase in conjunction with the expanded use of devices, such as smartphones and tablet devices, if NTT Group were unable to obtain the frequency spectrum required for unhindered operation or if the start of operations on a different band frequency did not progress as planned, NTT Group may suffer degradation of service quality and incur additional costs. For details, see “Item 4—Information on the Company—Regulations—Radio Act.”

NTT Group is working to obtain new frequencies and to improve the efficiency of frequency usage. However, there can be no assurance that NTT Group’s efforts will be sufficient to avoid deterioration in service quality. If NTT Group is unable to address such problems sufficiently and in a timely manner, it may face constraints in providing wireless services or lose subscribers to competitors, which could have a material adverse effect on NTT Group’s results of operations or financial condition.

NTT Group may be impacted by laws, regulations and systems relating to the environment, such as those relating to reduction of greenhouse gas emissions.

NTT Group is subject, both in Japan and overseas, to laws and regulations relating to the environment, such as those governing the reduction of greenhouse gas emissions, energy conservation, waste disposal and harmful substance removal. NTT Group has implemented a variety of measures, such as introducing highly efficient power supplies and reusing and recycling telecommunications facilities, in order to comply with such laws and regulations relating to the environment. In the event that stricter laws and regulations and societal demands with respect to the environment materialize in the future, or new laws and regulations are introduced, costs may increase, which may impact NTT Group’s financial condition and results of operations.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 32.47% of NTT’s issued Shares (34.86% of NTT’s outstanding Shares excluding treasury stock), which equates to 34.91% of the voting rights, calculated on the basis of issued Shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at NTT shareholder meetings and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, the Government stated that it did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not historically used its power as a shareholder to direct the management of NTT. For details regarding the regulatory authority the Government legally has with respect to NTT Group, see “Item 4—Information on the Company—Regulations.”

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2015, the Government’s ownership of Shares was 32.47% of NTT’s issued Shares (34.86% of NTT’s outstanding Shares excluding treasury stock). In the event the NTT Act is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels a significant amount of its treasury stock, the number of Shares the Government is allowed to sell would increase.

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

The assumptions also involve risks and uncertainties which may cause NTT Group’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks and uncertainties include:

(i)	changes in economic conditions, fluctuations in exchange and interest rates, and volatility in securities and other financial markets in Japan and other countries;

(ii)	NTT Group’s fund procurement;

(iii)	the effects of changes in market structure and increased competition on NTT Group’s operating revenue;

(iv)	the pricing of services, including risks and uncertainties associated with the reduction in revenues that may result from changes in rates;

(v)	the ability of NTT Group to maintain growth and the success of new business models and services and businesses;

(vi)	projections of future usage of NTT Group’s networks, including broadband services, 3G mobile subscriber services, wireless broadband services through LTE and other Internet-related businesses;

(vii)	risks and uncertainties associated with the growth of NTT Group’s global businesses;

(viii)	technology substitution and changes in available technology;

(ix)	the progress of NTT Group’s efforts to reduce costs;

(x)	NTT Group’s international and domestic investments, alliances and collaborations;

(xi)	the ability of NTT Group to obtain licenses or other rights to use the intellectual properties of third parties that are necessary for NTT Group to conduct its business;

(xii)	the ability of NTT Group to hire or retain necessary personnel;

(xiii)	the effect on NTT Group’s financial condition and operating results of system/network failures and problems arising during system construction due to causes including: earthquakes, typhoons, other natural disasters and pandemics; power shortages, malfunctioning of equipment, hardware or software failures (including failures of systems or services that NTT Group provides or delivers to customers; cyberattacks, acts of terrorism, armed action, regional conflict, intentional wrongdoing and sabotage; and other similar natural disasters or acts of wrongdoing;

(xiv)	fraud or misconduct, such as the improper handling and leaking of confidential information obtained in the course of NTT Group’s business, such as customers’ personal information, in Japan and other countries;

(xv)	the occurrence of crime and other social problems resulting from improper use by certain users of products or services offered by NTT Group;

(xvi)	concerns over health risks and safety issues associated with the use of products and services offered by NTT Group;

(xvii)	the effect of ongoing or potential litigation, and the subsequent outcome or rulings of government agencies;

(xviii)	the effect of the introduction of, or changes to, various laws and regulations, including changes or decisions regarding telecommunications regulations, such as future decisions regarding the setting of interconnection rates and changes to the NTT Act;

(xix)	the ability of NTT Group to add capacity to its existing networks; for example, the possibility that NTT DOCOMO is unable to secure the necessary frequency spectrum for operation or expand its facilities;

(xx)	the introduction of new laws and regulations, and the strengthening of existing laws and regulations, relating to the environment, such as the reduction of greenhouse gas emissions; and

(xxi)	any decision by the Government of Japan to exercise its power to exert influence over decisions made at NTT general meetings of shareholders.

Investors should not rely on any obligation of NTT Group to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and NTT Group disclaims any such obligation.

NTT desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Figures represent NTT’s equity interest, whether direct or indirect, in each of its subsidiaries as of June 30, 2015. NTT and its principal subsidiaries listed above are all incorporated in Japan, with the exception of Dimension Data, which is incorporated in the United Kingdom.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (as the holding company), its 917 subsidiaries and its 121 affiliated companies (as of March 31, 2015). The principal business segments of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. NTT Group also has an other business segment. Details of each principal business segment and the consolidated subsidiaries within each principal business segment are described below. NTT Group’s five business segments are described under Note 16 to the Consolidated Financial Statements.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services. NTT’s consolidated subsidiaries in the regional communications business segment are NTT East, NTT West, NTT EAST-MINAMIKANTO CORPORATION(*1), NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT EAST SERVICE CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO CORPORATION, NTT DIRECTORY SERVICES Co., NTT Printing Corporation(*2), TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 35 other companies.

(*1)	NTT EAST-TOKYO CORPORATION changed its name to NTT EAST-MINAMIKANTO CORPORATION on July 1, 2014.

(*2)	NTT Quaris Corporation changed its name to NTT Printing Corporation on October 1, 2014.

The principal services in the long distance and international communications business segment are inter-prefectural communications services, services related to the international communications business, services related to the solutions business and related services. NTT’s consolidated subsidiaries in the long distance and international communications business segment are NTT COMMUNICATIONS, Dimension Data, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Verio Inc.(*1), NTT Com Security AG, Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco Inc., RW Midco Inc., Arkadin International SAS, GYRON INTERNET LIMITED, NETMAGIC SOLUTIONS PRIVATE LIMITED, NETMAGIC IT SERVICES PRIVATE LIMITED, Spectrum Holdings Inc., Dimension Data Commerce Centre Limited, Dimension Data (U.S.) II, Inc., Dimension Data (U.S.) Inc., Dimension Data North America, Inc., Dimension Data International Limited, Dimension Data Holdings Nederland B.V., Solutionary, Inc., NTT Innovation Institute, Inc., and 323 other companies.

(*1)	Verio Inc. merged into NTT America, Inc. on April 1, 2015.

The principal services in the mobile communications business segment are mobile phone services and related services. NTT’s consolidated subsidiaries in the mobile communications business segment are NTT DOCOMO(*1), DOCOMO CS, Inc.(*2), DOCOMO Support, Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Guam Holdings, Inc., MCV Guam Holding Corp., D2C Inc., mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc., ABC Cooking Studio Co.,Ltd(*3), Radishbo-ya Co., Ltd., DOCOMO ANIME STORE, INC., DOCOMO Deutschland GmbH, Buongiorno S.p.A., net mobile AG, DOCOMO interTouch Pte. Ltd., DOCOMO Capital, Inc., and 154 other companies.

(*1)	NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of June 30, 2015, NTT’s ownership interest in NTT DOCOMO was 66.66% (including shares owned indirectly).

(*2)	DOCOMO Engineering Inc. changed its name to DOCOMO CS, Inc. on July 1, 2014.

(*3)	ABC HOLDINGS Co.,Ltd. merged into ABC Cooking Studio Co.,Ltd on January 1, 2015.

The principal services in the data communications business segment are system integration services and network system services. The consolidated subsidiaries in the data communications business segment are NTT DATA(*1), NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT Data International L.L.C., NTT DATA EUROPE GmbH & CO. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA, Inc., NTT DATA ITALIA S.P.A., NTT DATA EMEA LTD., NTT DATA Enterprise Services Holding, Inc., NTT DATA ASIA PACIFIC PTE. LTD., EVERIS PARTICIPACIONES, S.L.U., and 233 other companies.

(*1)	NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of June 30, 2015, NTT’s ownership interest in NTT DATA was 54.21% (including shares owned indirectly).

The other business segment includes NTT’s operations, and its real estate, finance, construction and power, systems development and development of advanced technologies businesses. NTT’s consolidated subsidiaries in the other business segment are NTT Urban Development, UD EUROPE LIMITED, NTT FINANCE, NTT FACILITIES, NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 71 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the largest provider of such services in Japan. As of March 31, 2015, the number of combined NTT East and NTT West broadband service subscriptions for the FTTH service “FLET’S Hikari” and for the ADSL service “FLET’S ADSL” was 18,716 thousand subscriptions and 1,219 thousand subscriptions, respectively. Aggregate subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, totaled 24,344 thousand subscriptions. In addition, NTT Group provides internet service provider (“ISP”) services through NTT Communications and others. As of March 31, 2015, the number of ISP service subscriptions was 11,586 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through two networks, LTE and W-CDMA. As of March 31, 2015, NTT DOCOMO had 66,595 thousand subscribers and was the largest provider of mobile phone services in Japan.

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

On August 1, 1952, pursuant to the Nippon Telegraph and Telephone Public Corporation Act (Act No. 250 of July 31, 1952), NTT Public was incorporated, with its capital stock wholly owned by the Government. On April 1, 1985, pursuant to the Nippon Telegraph and Telephone Corporation Act (Act No. 85 of December 25, 1984), NTT was established, with its capital stock wholly owned by the Government. When NTT was established, it succeeded to all the rights and obligations of NTT Public.

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

Reorganization

On July 1, 1999, certain of NTT’s business activities were transferred to NTT’s wholly owned subsidiaries NTT East, NTT West and NTT Communications. Under the Act to Amend the Nippon Telegraph and Telephone Corporation Act promulgated in June 1997, NTT is required to hold 100% of the share capital of NTT East and NTT West. NTT East provides regional telecommunications and related services in the Hokkaido, Tohoku, Kanto and Shin-etsu regions of Japan. NTT West provides regional telecommunications and related services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan. NTT Communications provides domestic inter-prefectural telecommunications, data transmission services such as IP-VPN (Virtual private network) and OCN, and other network and ancillary services throughout Japan. NTT Communications also offers international telecommunications services and intra-city telecommunications services.

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

See “Item 4—Information on the Company—Regulations—NTT Act” regarding recent developments concerning NTT Group’s managerial structure.

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects its subsidiaries, as independent companies, to take greater responsibility for the profits or losses of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2015, NTT had 1,038 subsidiaries and affiliated companies. The major changes to each NTT Group company’s business operation structure are as described below.

Reorganization of Business Operations Structures of NTT East and NTT West

In May 2002, NTT transferred an aggregate of approximately 100,000 NTT East and NTT West employees to approximately 100 regional outsourcing companies with specializations in three fields: facilities and equipment, sales and marketing, and administration and accounting.

In July 2005, NTT East consolidated the three fields of its regional outsourcing companies into prefectural units, and outsourced branch corporate marketing operations to these new companies as well.

In July 2014, NTT East revised its business management structure in response to the changing market and business environments in order to further enhance operational efficiency and promote service provision by working even more closely with local communities. Specifically, in order to further promote the efficiency of its 17 branch offices in each prefecture of the NTT East area, NTT East merged its branch offices into six business divisions and consolidated operations for efficiency where possible. To promote service provision in even closer conjunction with the local communities, NTT East established 29 branch offices as internal units within these business divisions, which divide the larger markets, namely the greater Tokyo metropolitan area (Tokyo, Kanagawa, Chiba and Saitama) and Hokkaido.

In connection with these developments, NTT East reorganized its 17 regional subsidiaries in each prefecture of the NTT East area and NTT East Solutions Corporation, which had overseen corporate sales in the Tokyo area, into four companies. In addition, in order to further increase business efficiency and to promote greater consistency in, and improvement of, service levels, front office operations (including 116 call centers) that had previously been outsourced to multiple companies were re-established as NTT EAST JAPAN SERVICE CORPORATION to operate in a centralized manner.

In July 2006, NTT West modified the organization of its headquarters and reinforced its prefectural branch functions. In conjunction with these developments, NTT West also consolidated its facilities and equipment, sales and marketing, and administration and accounting subsidiaries. Furthermore, in April 2008, NTT West established six new companies, including NTT West-Home Techno Corporation, which commenced operations in July 2008.

In July 2012, in order to promote and expand strategic growth businesses and to further expand its business areas, NTT West consolidated the NTT West-Home Techno companies into the newly formed NTT Home Techno Corporation. In addition, in October 2013, NTT Business Solutions Corporation was established through the merger and name change of eight regional subsidiaries and six IT-MATE companies in response to the need for stronger sales capabilities in business markets including small- to medium-sized businesses, whose need for ICT use is expected to grow in the future. Services other than information and communications systems proposals, construction, and support for business users have been transferred from eight regional subsidiaries to NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO (name changed from NTT HOMETECHNO), NTT NEOMEIT CORPORATION, and NTT BUSINESS ASSOCIE WEST Co., Ltd.

Reorganization of Business Operations Structure of NTT Communications

In the fiscal year ended March 31, 2007, NTT Group conducted a review of its corporate businesses and upper layer businesses. Specifically, with respect to its corporate businesses, NTT Group also revised its customer accounts system. Since that time, NTT East and NTT West have been responsible for customers who require more locally oriented service, while NTT Communications has been responsible for other customers such as central government agencies, city banks, and trading companies. Further, with respect to upper layer businesses, companies that operate portal websites and provide Internet access services and video distribution services for television became subsidiaries of NTT Communications.

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

Further, NTT Com Technology Corporation and NTT Com Solution & Engineering Corporation have worked to further strengthen the competitiveness of their solutions businesses and engineering businesses, and in conjunction with reviews of their respective business objectives and goals, changed their respective names to NTT Com Solutions Corporation and NTT Com Engineering Corporation in January 2015.

Reorganization of Business Operations Structure of NTT DOCOMO

In July 2008, NTT DOCOMO reorganized its group structure to merge its eight regional subsidiaries, including NTT DoCoMo Hokkaido, Inc., into NTT DOCOMO. Furthermore, in July 2014, NTT DOCOMO reorganized 25 business service subsidiaries nationwide into 12 companies, including DOCOMO CS Co. Ltd., in order to be able to make further improvements to the services it provides at the community level.

Reorganization of Business Operations Structure of NTT DATA

Since January 2012, NTT DATA has conducted its business operations largely through NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, the Middle East and Africa, NTT DATA (CHINA) INVESTMENT Co., LTD.* in China, and NTT DATA Asia Pacific Pte. Ltd. in the Asia-Pacific region, in response to the accelerating global business needs of its customers, with the goals of both building a global-scale structure that provides an operational system supported by rapid service, and of strengthening the NTT DATA brand abroad. Further, in April 2012, NTT DATA changed its corporate logo to a globally uniform design and initiated business development under the new brand logo. Furthermore, NTT DATA’s acquisition of EVERIS PARTICIPACIONES, S.L.U. (“everis Group”) in January 2014, which has operations in Spain and major countries in Latin America, has enabled NTT to provide comprehensive IT services to customers in these regions.

*	Effective January 7, 2015, NTT DATA designated NTT DATA (CHINA) INVESTMENT Co., LTD. as its primary Chinese subsidiary and integrated and reorganized NTT DATA (CHINA) Co., LTD. and NTT DATA (CHINA) Information Technology Co., LTD.

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

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of business: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other business. See Note 16 to the Consolidated Financial Statements attached hereto.

The business results for each principal business segment for the fiscal year ended March 31, 2015 are as follows:

Regional Communications Business Segment

NTT East and NTT West, NTT’s main subsidiaries in the regional communications business segment, worked to secure solid revenue streams by collaborating with other business operators, expanding their respective FLET’S Hikari service offerings, promoting fiber-optic and IP-related services through the expansion of opportunities for use of Wi-Fi-based fiber optics, and by launching the “Hikari Collaboration Model,” which provides wholesale fiber-optic services to a variety of businesses. The main initiatives are set out below.

[1]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 18.72 million subscriptions (an increase of 0.67 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.11 million channels (an increase of 0.85 million channels from the previous fiscal year)

•	FLET’S TV: 1.34 million subscriptions (an increase of 0.18 million subscriptions from the previous fiscal year)

*	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include wholesale services provided to service providers by NTT East and NTT West.

[2]	Promotion of Fiber-optic and IP Services

Major services and products launched in the fiscal year ended March 31, 2015 include:

Service or Product	Description
Hikari Collaboration Model (NTT East, NTT West)	A service that provides wholesale NTT East and NTT West fiber-optic access services to a variety of service providers.

O2O Cloud Service (NTT East)	A Wi-Fi-based application service aimed at businesses in the restaurant, retail and other similar industries.

Office Anshin Pack (NTT West)	A service that provides detailed ICT support for small and medium-sized enterprises (SMEs) as an IT helpdesk for offices.

Giga Raku Wi-Fi (NTT East)	A service for SMEs that is designed to serve unique Wi-Fi environments through a pre-determined menu plan and that aims to provide both Wi-Fi access point equipment and support for their installation and operation.

Omoide Album on FLET’S (NTT West)	A service that allows users to view photos and videos via the Internet on computers and other devices by enabling users to digitalize photos and videotapes and store them on the cloud.

Major collaborative projects with other businesses relating to service provision entered into in the fiscal year ended March 31, 2015 include:

Business Partner	Description
Japan Airlines Co., Ltd. (NTT East)	Provided customers who purchased JAL tickets departing from overseas locations to Japan with IDs and passwords through JAL’s overseas domains to enable 14 days of free Wi-Fi access through “Hikari Station” Wi-Fi hotspots.

DAIICHIKOSHO CO., LTD. (NTT West)	Launched the “Hikari Karaoke BOX+ @DAM” service, which uses the “Hikari BOX+” digital media player offered by NTT West to provide in-home access to the same “LIVE DAM” karaoke music tracks that DAIICHIKOSHO CO., LTD. provides to karaoke companies.

[3]	Improving Customer Service

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.51 million* (NTT East/NTT West).

*	This includes subscriptions to wholesale services provided to service providers by NTT East and NTT West.

•

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs, which offer special content and points based on monthly usage, reached a total of 10.76 million.

Long Distance and International Communications Business Segment

Pursuant to its “Vision 2015” business strategy, NTT Communications, NTT’s main subsidiary in the long distance and international communications business segment, worked to become the optimal business partner that global customers choose to work with and a true leading global player (Global ICT Partner). For corporate clients, NTT Communications worked to provide seamless ICT solutions unique to telecommunication providers that not only provide cloud services but also combine networks, security, applications, and managed ICT services. For individual customers, NTT Communications worked to provide more convenient applications and rich content, enabling new lifestyles. The main initiatives are set out below.

[1]	Number of Subscriptions for Major Services

•	Hikari TV: 3.01 million subscriptions (an increase of 0.19 million subscriptions from the previous fiscal year)

•	OCN: 8.28 million subscriptions (an increase of 0.13 million subscriptions from the previous fiscal year)

•	Plala: 2.96 million subscriptions (a decrease of 0.01 million subscriptions from the previous fiscal year)

[2]	Development of Global Business

Major activities in the fiscal year ended March 31, 2015

•	Strengthening the Framework for Service Provision

•

With regard to its “Nexcenter™” data center services, NTT Communications commenced operations at its Malaysia Cyberjaya 4 Data Center. In addition, NTT Communications began construction of the India Mumbai 5 Data Center, the Osaka 5 Data Center and the Virginia Ashburn 2 (VA2) Data Center facilities. Furthermore, NTT Communications entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere throughout Europe, and took other actions to substantially strengthen its data center bases.

•

In order to strengthen its total security services, which support global businesses from their establishment of information security management initiatives to their introduction of countermeasures and operations, and to further establish its infrastructure in the Germany, Switzerland, and Austria region, NTT Communications acquired InfoTrust AG (headquartered in Switzerland), which has a client base of multinational corporations in Switzerland.

•	Network Expansion

•

To meet the demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service, “Global IP Network,” in Boston, United States and Bangkok, Thailand.

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

Major services launched in the fiscal year ended March 31, 2015 include:

Service	Description
Strategic Discovery Workshop	A strategic engagement with C-level Business and IT representatives to identify and address gaps in the integration of companies’ Business and IT operations. This service provides the client the opportunity to engage in a facilitated workshop bringing its Business and IT operations together to gain common understanding and agreement on key objectives, roadmap and action plan.

Security Architecture Assessment	Security Architecture Assessment is a consulting-led engagement that helps clients identify opportunities that lead to transformational projects. The assessment uses an architecture approach, which begins with an interactive workshop to understand the client’s current state, with an end goal to help them reach a future desired state. The approach leverages consulting services to provide recommendations that link back to Dimension Data’s security managed services and strategic vendor partnerships.

Managed Services Enterprise Network 1.0	A service that assists organizations with the proactive operational management of their IT network infrastructure in a flexible, cost effective and real-time manner and offers sophisticated, integrated service management technologies which are administered by highly specialized engineers.

Managed Services Data Centre	A service that assists organizations with continuous and real time availability and capacity management of their data centers through threshold monitoring, reporting, and analysis provided by experienced data center engineers with ITIL (Information Technology Infrastructure Library)-aligned service-level management of the environment. Automated incident management also allows for timely escalations and communication with access to specialist engineering and IT service management skills to handle problem management processes.

[3]	Development of Services for Corporate Clients

Major services launched in the fiscal year ended March 31, 2015 include:

Service	Description
Arcstar Contact Center	A cloud service that enables an increase or decrease in the number of operators and flexible changes to functions used at contact centers that conduct customer service business operations.

Arcstar Universal One Advanced Option Virtual Appliance Type	An optional service that provides cloud-based network functions such as firewalls and application acceleration that previously required the installation of dedicated on-premise equipment.

Global Management One	A service that provides a centralized portal for and the operation and management of all ICT environments, including NTT Communications Group services (ranging from networks to cloud platforms and applications), customers’ on-premise equipment and other companies’ services, with globally uniform specifications and quality.

[4]	Development of Services for Individual Customers

Major services launched in the fiscal year ended March 31, 2015 include:

Service	Description
OCN Hikari	A service that enables the integrated use of optical broadband services and the Internet connection service “OCN” by using the “Hikari Collaboration Model” provided by NTT East and NTT West.

Mobile Communications Business Segment

NTT DOCOMO, NTT’s major subsidiary in the mobile communications business segment, undertook various initiatives to reinforce its competitiveness in the mobile area, including the launch of a new billing plan, the enhancement of networks using LTE services and the introduction of highly functional and appealing devices. In addition, in the Smart Life area, NTT DOCOMO promoted its expansion of new services to support Smart Life for its customers by further enhancing “dmarket”, through collaboration and partnerships with a variety of vendors, and through other initiatives. NTT DOCOMO also launched the fiber-optic broadband services “docomo Hikari” and “docomo Hikari Pack” in March 2015. The main initiatives are set out below.

[1]	Number of Subscriptions to Major Services

In order to meet the diverse needs of its customers, NTT DOCOMO endeavored to enhance its product lineup, including its smartphone and tablet devices, wearable devices, Wi-Fi devices, and other offerings.

•	Number of mobile service subscriptions: 66.60 million (an increase of 3.49 million subscriptions from the previous fiscal year)

•	LTE (“Xi”) service subscriptions: 30.74 million (an increase of 8.78 million subscriptions from the previous fiscal year)

•	FOMA service subscriptions: 35.85 million (a decrease of 5.29 million subscriptions from the previous fiscal year)

† Number of subscriptions to mobile phone services as well as LTE (“Xi”) and FOMA services includes communication module service subscriptions.

Major services launched in the fiscal year ended March 31, 2015 include:

Service	Description
Kake-hodai & Pake-aeru	A new billing plan comprising four main components: “Kake-hodai” (a flat-rate domestic voice calling plan), “Share Pack” (a packet data quota-sharing plan among family members), “Zutto DOCOMO Wari” (a discount service favoring long-term users with graduated discounts based on length of subscription) and “U25 Ouen Wari” (a service providing helpful discounts to users of age 25 or younger).

ddelivery	A service that delivers take-out and household groceries.

dmagazine	A service that provides unlimited access to electronic magazines at a fixed rate.
docomo Hikari

“docomo Hikari” Standalone Type	A fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West.

ISP Rate Inclusive Type	An inclusive service comprising fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West, and Internet connection service.

docomo Hikari Pack	A discount service that provides “docomo Hikari” and smartphone/cellphone services at discounted rates by combining the rate of “docomo Hikari” with “Kake-hodai & Pake-aeru.”

[2]	Expansion of Service Area

•

In order to provide even wider service areas, NTT DOCOMO increased the number of LTE base stations nationwide from 55,300 to 97,400. In addition, in order to promote further increases in speed, NTT DOCOMO increased the number of LTE base stations that can support maximum download speeds of over 100 Mbps from 3,500 to 57,700.

•

NTT DOCOMO launched “VoLTE,” an LTE-based voice communications service that provides reliable and high-sound quality calls compared to conventional voice calling services. In addition, NTT DOCOMO began providing “PREMIUM 4G™,” a service that delivers download speeds of up to 225 Mbps using the next-generation LTE-Advanced system.

[3]	Efforts in the Smart Life Area

•

In conjunction with runtastic GmbH (headquartered in Austria), NTT DOCOMO jointly developed and launched “Runtastic for docomo,” a new training support service that uses a wearable measurement device made from the “hitoe” fabric, which measures and manages users’ heart rate, electrocardiograph and other bodily data, in conjunction with a dedicated application.

•

NTT DOCOMO entered into an agreement with Tesla Motors, Inc. (headquartered in the United States) to provide an in-vehicle information/communication platform and data connectivity for Tesla Model S electric vehicles marketed in Japan.

Data Communications Business Segment

NTT DATA, NTT’s main subsidiary in the data communications business segment, has evolved into a corporate group that efficiently provides a wide range of ICT services on a global scale, and is working to achieve its business goals of “Global Top 5 (Revenue over 1,500 billion yen)” and “EPS (Earnings Per Share) of 200 yen.” NTT DATA’s Medium-Term Management Plan for the fiscal year ended March 31, 2013 through the fiscal year ending March 31, 2016 has the following focus areas: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.” The main initiatives are set out below.

[1]	Status of Implementation of Management Policies

Targeting the costs required for management operations, NTT DATA worked steadily toward the reorganization and integration of divisions and mobilization and optimized allocation of management resources, beginning with standardization, improvement of efficiency and consolidation of its business.

[2]	Status of Implementation of Business Activities

•

NTT DATA concluded a multi-year agreement with Daimler AG, the German automobile manufacturer, and began providing services as a strategic partner for the maintenance and operation of its global enterprise resource planning (“ERP”) system and for the development of additional systems.

•

NTT DATA received an order from the government of Myanmar to develop trade processing and customs clearing systems, utilizing NTT DATA’s expertise in domestic trade processing and customs clearing systems, as part of the initiative to export Japanese infrastructure solutions.

•

With regard to the digital archiving work contracted with the Vatican Apostolic Library, NTT DATA digitalized the Library’s valuable manuscripts and made them available for viewing by the public on the Library’s website.

•

NTT DATA, in partnership with Tokyo Electric Power Co., Inc. (TEPCO), promoted a series of services that utilize the Smart Meter operations management system developed by TEPCO. In addition, NTT DATA received an order from the Organization for Cross-Regional Coordination of Transmission Operators, Japan for a “switching support system” aimed at promoting the organization’s electric power system reform.

Major services launched in the fiscal year ended March 31, 2015 include:

Service	Description
BizXaas Omni-channel	A cloud service that enables centralized management of product information, customer information, inventory information, and information on orders received, which had previously been managed separately on e-commerce sites or at actual store locations.

Global Businesses

There is a transformation underway in the international information and communications market “towards the next stage.” Due to the development of the Internet, people are increasingly able to obtain an enormous variety of information over the Internet as well as use applications available over the Internet. Due to the introduction of, among other things, big data, IoT (Internet of Things), virtualization and HTML5, NTT anticipates that the convergence between real-world businesses and Internet-based services will lead to higher value-added services. Against the backdrop of surging growth in cloud computing, NTT expects that developed nations, where revolutionary new services that address sophisticated needs have been developed, will continue to be important markets. Going forward, however, these services will spread to emerging countries, too, which should lead to further growth of the ICT market.

NTT Group’s main efforts in the past few years relating to its global business operations have focused on its goal of expanding its global business operations for corporate customers. In October 2010, NTT acquired its subsidiary Dimension Data, based in the Republic of South Africa, which offers development, operation and maintenance of on-site IT infrastructure for corporate customers, such as network equipment, servers and other devices.

This acquisition has increased the competitiveness of both companies by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in the development, operation and maintenance of IT infrastructure. NTT and Dimension Data are working to thereby increase their competitiveness and strengthen the structures through which they provide comprehensive ICT services. In addition, in October 2012, NTT acquired Centerstance, Inc., a U.S.-based consulting company that specializes in the analysis of important corporate business processes and cloud migration of existing systems, and provides integration services with Salesforce.com; Centerstance, Inc.’s stock was later transferred to NTT Data in May 2015.

In April 2013, NTT established NTT Innovation Institute, Inc. (“NTT I3”) as a new R&D center in North America. NTT Group is strengthening the development of its Global Cloud services by promoting the development of services tailored to the North American market through research and development relating to security and cloud services. Additionally, in August 2013, NTT acquired Solutionary, Inc. (“Solutionary”), a U.S.-based managed security service provider (a service that provides outsourced operational support for security equipment installed at customer locations, and offers support in situations where it is difficult for customers to respond or make decisions themselves), in order to enhance NTT Group’s competitiveness in the managed security services market.

NTT Group, as its customers’ continued “Value Partner” of choice, is able to develop on a global scale and promote simple and secure Global Cloud services that encompass applications, networks, and cloud platforms as the cornerstone of its business, in order to provide support for the business model innovations of its corporate customers. NTT Group takes advantage of its ability to provide a full lineup of cloud services by virtue of collaboration between its individual companies, and its ability to consistently land orders for large cloud projects is one example of its record for success. As a result of these initiatives, overseas sales reached $15.0 billion in the fiscal year ended March 31, 2015.

Going forward, in order to generate greater profits from its international business, NTT Group will work to achieve stable growth in sales by strengthening its services, products, sales processes and marketing. NTT Group will also aim to promote cost efficiency by reducing procurement costs and streamlining and optimizing its services and operations.

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

Gyron Internet Limited

In May 2012, NTT Communications acquired Gyron Internet Limited (“Gyron”), which provides data center services in the United Kingdom. In September 2013, the company started construction on its new U.K. Hemel Hempstead 3 Data Center. The facility, with approximately 10,000 square meters of server rooms, is scheduled to begin its operations in the first quarter of the fiscal year ending March 31, 2016. This will result in an approximately 2.5-fold expansion in the total server room area in NTT Communications’ U.K. data centers. By utilizing Gyron’s data centers as a cloud services platform, NTT Communications has strengthened its ability to provide one-stop ICT solutions, including data center-related services, in the U.K. market, where further growth is anticipated, and accelerated the development of seamless Global Cloud services.

DTSI GROUP HOLDINGS, INC. (formerly Freedom Resources Holdings Corporation)

In May 2012, NTT Communications acquired Freedom Resources Holdings Corporation (“Freedom”). Freedom is the holding company for the DTSI Group, which provides system construction and platform services for business process outsourcing companies in the Philippines. Freedom changed its name to DTSI GROUP HOLDINGS, INC. in June 2013. This capital tie-up will strengthen NTT Communications’ ability to provide contact center solutions in the Philippines. At the same time, NTT Communications intends to take advantage of the combined customer bases of all NTT Communications Group companies and of the DTSI Group to create business synergies and expand business opportunities.

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

Lux e-shelter 1 S.a.r.l.

In March 2015, an agreement was concluded to acquire German data center business Lux e-shelter 1 S.a.r.l. (“e-shelter”). Through this acquisition, NTT Communications Group greatly expanded the total area of its high-quality continental European data center server room space and enhanced its capability to respond to the strong demand for global seamless cloud data center services in Europe and elsewhere. Through new collaboration between e-shelter and NTT Communications Group companies, e-shelter will be able to expand its coverage to Asia, North America and elsewhere, and will also be able to provide even broader support for the global development needs of customers by using networks and cloud bases provided by NTT Communications. Furthermore, it will be possible to rapidly expand e-shelter’s business to increase its competitiveness within continental Europe.

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

Nexus IS, Inc.

In April 2014, Dimension Data acquired 100% of Nexus IS, Inc. Founded in 2004 and headquartered in Valencia, California, Nexus is a privately-owned provider of advanced IT solutions serving enterprises, mid-sized business and public sector clients, with industry specializations in education, retail, hospitality and healthcare. The acquisition of Nexus expands Dimension Data’s operations in the US by 40%, and significantly increases the company’s presence in the West, Southwest and Southeast regions of the country. As a result, clients have access to a deeper network of experts and a broader portfolio of solutions. Nexus has 19 offices in California, Nevada, Colorado, Arizona, Utah, Washington, Texas, Georgia, Florida, and North Carolina. The acquisition of Nexus is a strategic step in enhancing the Group’s geographic coverage and depth of skills and capabilities to support its clients.

Oakton Limited

In November 2014, Dimension Data Australia announced the successful acquisition of technology and consulting services company Oakton Limited (“Oakton”). The acquisition of Oakton aligns with Dimension Data’s strategy to address the challenges that clients face as they transform to harness the opportunities of becoming digital enterprises. Oakton’s top-end consulting capability, combined with Dimension Data’s expertise across ICT infrastructure integration, cloud, and outsourcing services, enables Dimension Data to create, deliver and manage end-to-end business solutions for our clients. The acquisition will expand Dimension Data’s presence in Australia by over 60%, and significantly broaden the skills and capabilities. Dimension Data and Oakton have a complementary value proposition and footprint.

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

fine trade gmbh

In October 2013, NTT DOCOMO acquired fine trade gmbh, an Austrian payment services provider for online product sales. The acquisition helped NTT DOCOMO expand its financial/payments platform in Europe by adding fine trade’s online payment services for the online product sales market to Buongiorno S.p.A.’s and net mobile AG’s existing operator payment collection, credit card, and debit card payment services for digital content.

(iv)	NTT DATA

NTT DATA is increasing its capacity to respond to the needs of global corporations (including Japanese companies) as well as local businesses, and is bolstering its offshore development systems in Asia.

NTT DATA Enterprise Services, Inc. (formerly known as Optimal Solutions Integration, Inc.)

In December 2013, NTT DATA acquired Optimal Solutions Integration, Inc. (“Optimal”), a leading North American SAP service provider. Optimal provides a broad range of services—from SAP-related strategic planning to consulting, evaluation, implementation, customization and maintenance services—and has large numbers of customers in many industries including consumer, retail, wholesale and distribution, mining, the public sector and manufacturing. This acquisition reinforces NTT DATA’s ability to offer SAP-related products in the North American market, such as SAP HANA, mobile, and analytics, helping it to meet the needs of its customers. NTT DATA intends to expand and improve its SAP-related system development framework, including its business system in India, and will bolster NTT DATA’s ability to handle large-scale projects.

In March 2014, Optimal Solutions Integration, Inc. changed its name to NTT DATA Enterprise Services, Inc.

EVERIS PARTICIPACIONES, S.L.U.

In January 2014, NTT DATA acquired EVERIS PARTICIPACIONES, S.L.U. (“everis Group”). everis Group provides a broad range of IT services, such as consulting, system integration and outsourcing, to customers including major banks, major insurance companies, major telecommunications carriers, government agencies, utilities, and major global manufacturers, mainly in Spain and six Latin American countries. This acquisition brings everis Group’s sizeable and stable customer base, sophisticated consulting capabilities, and talented personnel, who are knowledgeable in providing a variety of services such as system integration and outsourcing, into the NTT DATA group, providing NTT DATA with business platforms in Spain and Latin America and enabling it to provide comprehensive IT services, including consulting and outsourcing, to customers in these regions. Moreover, NTT DATA aims to further improve its price competitiveness and service quality by taking advantage of everis Group’s near-shore and offshore locations.

Competition

The implementation of the Telecommunications Business Act (Act No. 86 of 1984) in April 1985 first introduced competition into the telecommunications service industry in Japan. As a result of subsequent deregulation, NTT Group faces competition in all of its business segments, including its fixed-line regional communications business, long distance and international communications business, mobile communications business and data communications business.

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

Growth in the fixed-line communications market in Japan is slowing due to the ongoing shift toward mobile communications. In addition to intensifying competition in broadband service facilities and services with respect to broadband services, there has been an increase in competition between the various services made possible by faster mobile connections.

The downward trend in NTT Group’s revenues from fixed voice communications services continues as its telephone subscriptions and INS-Net subscriptions decline, due in large part to the increasing penetration of mobile telephones and applications, and continuing diversification in communication methods.

The Japanese mobile communications market is expecting the entry of various new participants and the introduction of new services from the rapid spread and expansion of highly sophisticated mobile phone devices such as smartphones and tablets, in addition to government initiatives to promote the expansion of MVNO.

There are presently three mobile phone operators in the market: NTT DOCOMO, the KDDI Group and the SoftBank Group. As of March 31, 2015, NTT DOCOMO had a market share of 43.6%, whereas the KDDI Group and the SoftBank Group had market shares of 28.5% and 27.9%, respectively. NTT Group believes that with the rising mobile phone penetration rate, the Japanese mobile communications market has largely matured, and as a result the competitive environment for acquiring new customers and further improving services remains difficult. The growth rates for mobile phone subscriptions for the fiscal years ended March 31, 2013, 2014 and 2015 were 6.1%, 5.5% and 5.5%, respectively. While growth in new subscriptions for conventional voice usage is expected to be limited going forward in view of the rising penetration rate and Japan’s decreasing population, recently, increased demand for a second tablet device or mobile Wi-Fi router, the development of new markets including embedded communication modules, and the increase in subscribers from the expansion of corporate contracts are contributing to the increase in new subscriptions.

The information and communications market is undergoing rapid structural changes. In addition to the existing business model under which NTT East and NTT West provide fiber-optic access services directly to end users, NTT East and NTT West began offering the “Hikari Collaboration Model,” under which NTT East and NTT West provide fiber-optic access services to various service providers, allowing such service providers to combine their services with fiber-optic access services and provide new services to their customers. In addition, NTT DOCOMO launched the “docomo Hikari Pack,” a new customer-friendly rate package that provides a discount by combining the fiber-optic broadband service “docomo Hikari,” which utilizes the “Hikari Collaboration Model,” with smartphones or mobile phones. Going forward, there may be further acceleration in the expansion of integrated fixed-line and mobile phone services.

NTT Group expects the solutions business to be a major area of growth in the information services market. For similar reasons, hardware vendors and others are now shifting their focus to this business. Furthermore, the growth in information service companies in rapidly developing nations, such as India and China, is bringing about global competition. Specifically, in the cloud services market, in addition to system integrators and communications carriers, various types of businesses are entering the market, such as participants who were not originally IT service providers and cloud service businesses.

For risks associated with continued competition, see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s operating revenues may suffer from changes in market structure and increased competition.”

Regulations

The Ministry of Internal Affairs and Communications (the “MIC”) is the main regulatory body in Japan responsible for the information and telecommunications industry. The Telecommunications Business Act gives the Minister the authority to regulate telecommunications companies. The Telecommunications Business Act came into effect in 1985 at the same time that NTT was incorporated as a private company and significant changes in the legislative and regulatory framework for telecommunications in Japan opened the Japanese information and telecommunications services industry to competition. Since then, the Government has taken various measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from new companies that have entered or are about to enter the market.

NTT and certain of its subsidiaries are subject to regulations that affect their business under the NTT Act, the Radio Act (Act No. 131 of 1950), and the Telecommunications Business Act. A summary of these regulations is provided below. References in parentheses are to the applicable article of the law described, unless otherwise noted.

Telecommunications Business Act

Business Commencement/Termination

Regulations promulgated under the Telecommunications Business Act require start-up businesses that intend to provide telecommunications services to register with the Minister (Article 9). However, where the scale of the telecommunications circuit facilities which are to be installed and the scope of the area covered thereby do not exceed certain thresholds or fall within a certain category of radio facilities, only a notice to the Minister is required (Article 16).

In addition, regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to notify the Minister as well as their service subscribers if they suspend or discontinue their telecommunications business (Article 18).

Setting of Subscriber Rates and Other Terms of Service

Regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to notify the Minister of the terms of the basic telecommunications services they provide (Article 19). Specifically, one ordinance of the Ministry of Internal Affairs and Communications (the “MIC Ordinance”) requires basic telecommunications services to be provided across Japan because they are regarded as essential to the lives of people in Japan. These are known as “universal services.” These services include telephone subscriber lines (base rates) or optical IP telephones equivalent to telephone subscriber lines, Type 1 Public Telephones (public telephones installed pursuant to the MIC standards) and emergency numbers (110, 118, 119). Telecommunications businesses providing basic telecommunications services are also required to establish and submit to the Minister the terms and conditions of their rates and other terms of service relating to their basic communications services.

In addition, businesses in the telecommunications sector are required to explain the terms and conditions of their services, including charges, when entering into a contract with a subscriber relating to the provision of services (Article 26), and to handle complaints and inquiries from subscribers (Article 27).

Interconnection

Regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to respond to the requests of other telecommunications carriers regarding the connection of telecommunications circuit facilities (Article 32).

Universal Service Fund (“USF”)

The USF is a system under which telecommunications carriers cover the costs and expenses necessary to provide universal services. In order to ensure the provision of universal services, the Minister designates a support organization to provide funds to cover a portion of such costs and expenses (Article 107). Grants are made to eligible telecommunications carriers (Article 108) that provide universal services, including in unprofitable regions. In connection with this system, each telecommunications carrier is obligated to make the appropriate amount of payments to cover the costs and expenses requested by the support organization (Article 110). This funding requirement is referred to as the universal service fund system. The designated support organization began providing services in 2006.

Under the NTT Act, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2015, the aggregate amount of compensation to NTT East and NTT West in connection with the USF was ¥6.9 billion, and in the fiscal year ending March 31, 2016, the aggregate amount of compensation to NTT East and NTT West is expected to be ¥6.9 billion.

Regulations Imposed Only on NTT East and NTT West

Rates and Other Terms of Service

Regulations promulgated under the Telecommunications Business Act require NTT East and NTT West to notify the Minister of the terms and conditions of their rate warranty agreements for designated telecommunications services (Article 20). These regulations also require that rates and other terms of service for designated telecommunications services provided by Category I designated telecommunications facilities be established and submitted to the Minister.

The Telecommunications Business Act also provides for the regulation of rates for specified telecommunications services (Article 21) and for price cap regulations. The regulations promulgated under the Telecommunications Business Act require that the Minister be notified whenever the service rates of a business are at or below the standard price index specified by the Minister, and approval of the Minister is required when a business proposes to increase rates above the standard price index.

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

•

“Price cap regulation” is a system that sets maximum limits on rates. The standard charge index was last updated on October 1, 2014. As the actual charge indexes for NTT East and NTT West have fallen below the level of this standard charge index, no price adjustments pursuant to the price cap regulation have been made.

Interconnection

Regulations promulgated under the Telecommunications Business Act require NTT East and NTT West to obtain approval of all interconnection agreements from the Minister as holders of Category I designated telecommunications facilities (Article 33). The Minister’s approval is subject, among other things, to the condition that the interconnection rates be fair and proper according to the method stipulated in the MIC Ordinance for computing proper costs under efficient management. NTT East’s and NTT West’s respective interconnection agreements establish their interconnection rates and conditions for interconnection.

Telephone Line Interconnection Charges

In May 1998, in a joint status report on deregulation and competition policy issued by the governments of Japan and the United States, the Government stated its intention to introduce a Long-Run Incremental Cost (“LRIC”) Methodology. In May 2000, the Telecommunications Business Act was amended to include the introduction of an LRIC Methodology, which has since then brought about decreases in interconnection charges. As communication traffic declined significantly, in order to avoid an increase in communication rates through the increase of interconnection charges, it was decided that Non-Traffic Sensitive (“NTS”) costs (costs which do not vary according to the volume of communication traffic) would be removed from interconnection rate costs and be recovered instead through base rates (October 2004 report of the Telecommunications Council). In addition, with respect to a portion of NTS costs, when the USF was reviewed from the standpoint of restricting cost increases for users, it was decided that the cost burden resulting from narrowing the scope of USF subsidies would not be borne only by NTT East and NTT West, but would also be recovered in a fair and equitable manner from other carriers, and that a portion of NTS costs would therefore be reintroduced as interconnection rate costs.

The Telecommunications Council of 2012 determined, as a result of a review, that it would continue to apply the LRIC Methodology for interconnection charges for the period from the fiscal year ended March 31, 2014 until the fiscal year ending March 31, 2016.

The interconnection charges for NTT East and NTT West for the fiscal year ending March 31, 2016 will be set at Group Unit Center (“GC”) interconnection charges of ¥5.78 (an increase of approximately 7.3% from the previous fiscal year) and Intrazone Tandem Center (“IC”) interconnection charges of ¥7.22 (an increase of approximately 5.7% from the previous fiscal year) (in each case for each three-minute increment).

Optical Fiber Line Interconnection Charges

NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”) because the optical fiber owned by NTT East and NTT West qualifies as Category I designated telecommunications facilities under the Telecommunications Business Act.

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West have employed a future cost method to calculate subscriber optical fiber interconnection charges with a calculation period of three years, between the fiscal year ended March 31, 2015 and the fiscal year ending March 31, 2017. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding the difference between the actual revenue from interconnection charges and the actual cost of interconnection charges for the following year and future years, which NTT believes will eliminate the risk of unrecoverable amounts.

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

Regulations promulgated under the Telecommunications Business Act require NTT East and NTT West to notify the Minister of (i) plans related to the functions of Category I designated telecommunications facilities, including any changes or additions to such functions (Article 36), and (ii) any agreement to share Category I designated telecommunications facilities with other telecommunications carriers (Article 37).

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

Pursuant to the June 2011 revisions to the Telecommunications Business Act, NTT East and NTT West are required to carry out necessary and proper monitoring of the subsidiaries to which they outsource services to ensure that such subsidiaries do not participate in prohibited activities (Article 31, paragraph 3). At the same time, NTT East and NTT West are obligated to appropriately manage information relating to interconnection services and to establish an appropriate system to monitor the implementation status of interconnection services (Article 31, paragraphs 5 and 6).

Regulations Imposed Only on NTT DOCOMO

Interconnection

Regulations promulgated under the Telecommunications Business Act require NTT DOCOMO to submit to the Minister for approval any interconnection agreements relating to connection with Category II designated telecommunications facilities (Article 34).

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

Regulatory Developments

In December 2014, the Telecommunications Council issued a report on the “State of Information and Communication Policies for the 2020s.” In light of the report, and in order to promote a fair, competitive environment in the telecommunications business and protect telecommunications service users, a framework is being formulated to enable the provision of wholesale fiber-optics services by NTT East and NTT West. Furthermore, the Telecommunications Business Act has been amended to allow subscribers an option to terminate contracts during an agreed period of time at the beginning of a contractual period, and these revisions will become effective starting from a date to be specified by a future Cabinet Order. The potential impact of such revisions on NTT Group is expected to be limited.

NTT Act

The Supplementary Provisions of the Act to Amend the Nippon Telegraph and Telephone Company Act were promulgated in June 1997 and came into effect in July 1999. As a result, the Nippon Telegraph and Telephone Company Act was re-titled the “Act on Nippon Telegraph and Telephone Corporation, etc.” and NTT was reorganized as a holding company. This Act has been revised by the Act to Amend the Telecommunications Business Act, which was promulgated in June 2001 and took effect in November 2001, and by other subsequent amendments.

Purpose

The NTT Act requires NTT to own all of the shares issued by NTT East and NTT West, to ensure appropriate and reliable provision of telecommunications services by these companies, and to engage in research activities relating to telecommunications technologies that form the foundation for telecommunications in Japan.

The NTT Act also requires NTT East and NTT West to manage regional telecommunications businesses as joint-stock companies.

Business Activities

The NTT Act requires NTT to engage in the following business activities: (i) subscribing for and holding the shares issued by NTT East and NTT West and exercising rights as a shareholder of such shares; (ii) providing necessary advice, assistance and other related support to NTT East and NTT West; (iii) engaging in research activities relating to telecommunications technologies that form the foundation for telecommunications; and (iv) engaging in business activities incidental to the business activities set forth in (i), (ii) and (iii) above.

In addition to these business activities, the NTT Act provides that NTT may engage in actions necessary to complete such business activities after notifying the Minister.

The NTT Act requires that NTT East and NTT West engage in regional telecommunications business activities (activities conducted by establishing telecommunications facilities without using the facilities of other telecommunications business carriers) in prefectures in the following regions:

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

The NTT Act also requires NTT East and NTT West to engage in business activities incidental to those set forth above.

Upon notification to the Minister, the NTT Act permits NTT East and NTT West to engage in business activities necessary to achieve their respective purposes and in regional telecommunications business activities in any region or prefecture not otherwise designated. In addition, upon notification to the Minister, NTT East and NTT West may engage in telecommunications businesses and other business activities utilizing their equipment, technology or employees, to the extent that there is no interference with the smooth implementation of their regional telecommunications business activities and the maintenance of fair competition in regional telecommunications business activities.

Responsibilities

Pursuant to the NTT Act and the regulations promulgated thereunder, the management of NTT, NTT East and NTT West are required to give consideration to each company’s contribution to securing the appropriate, fair, and reliable provision of telephone services throughout Japan that are indispensable to civil life, and to the innovative and advanced development of telecommunications in Japan through the promotion of research relating to telecommunications technologies and the dissemination of the results thereof. The NTT Act also requires that each company promote public welfare, in view of the important role that telecommunications services play in contributing to societal and economic development.

Other Matters

Matters Requiring the Approval of the Minister

The NTT Act requires that the Minister approve the following actions of NTT, NTT East or NTT West, as applicable:

•

Issuing new shares or bonds with share acquisition rights (Articles 4 and 5). Under the NTT Act, NTT may issue new shares upon notification to the Minister, and may continue to do so until the number of issued shares reaches a certain threshold specified in the applicable ministerial ordinance of the MIC, even if approval is not obtained (Supplementary Provisions, Article 14).

•

Adopting resolutions on the appointment or dismissal of corporate directors or corporate auditors of NTT (Article 10). Under the NTT Act, non-Japanese citizens cannot be appointed as corporate directors or corporate auditors of NTT, NTT East or NTT West.

•	Adopting resolutions to change the respective articles of incorporation of NTT, NTT East or NTT West, to merge or dissolve each company, or to appropriate any surplus (Article 11).

•	Changing the business operation plans of NTT, NTT East or NTT West (Article 12).

•	Transferring or mortgaging any significant telecommunications facilities of NTT East or NTT West (Article 14).

In addition to the foregoing, the NTT Act imposes several additional duties on NTT, NTT East and NTT West, including: (i) a duty to submit balance sheets, profit and loss accounts and business reports to the Minister (Article 13); (ii) a duty to abide by orders issued by the Minister (Article 16); and (iii) a duty to comply with requests to submit reports on business activities (Article 17).

Radio Act

Under the Radio Act, any establishment of a radio station requires a license from the Minister (Article 4) and changes to the purpose of the radio station, intended audience and topics of communication require approval from the Minister (Article 17).

Mobile communications businesses are required to have a license from the MIC to use radio frequency spectrum. Spectrum band allocations are governed by the Radio Act and related statutes and regulations.

In September 2014, the MIC started preparing for the practical implementation of new frequency bands for the fourth-generation mobile communications system, and in December 2014, granted NTT DOCOMO a new radio frequency spectrum band.

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

NTT’s Articles of Incorporation provide that NTT may distribute dividends to its shareholders or registered pledgees of shares entered or recorded on the register of shareholders and shareholders or pledgees of shares for whom all or part of their shares were not entered or recorded in the register of shareholders pursuant to Article 6 of the NTT Act.

Government Ownership and Sales of NTT Shares

The NTT Act requires the Government, at all times, to own one-third or more of the total number of issued Shares of NTT. The NTT Act sets forth special provisions regarding the method for calculating the total number of issued Shares of NTT for this purpose (NTT Act, Supplementary Provisions, Article 13), including: (i) if Shares are issued through new Share issuances or the exercise of stock acquisition rights, or in exchange for the acquisition of shares subject to call or put options, the increase in the number of Shares as a result thereof (“Shares Not to be Included in Calculation”) will not be included in the total number of issued Shares; and (ii) if there is a stock split or combination of Shares after the increase in Shares described in clause (i), the number obtained by multiplying the ratio of the stock split or the combination of Shares (if there is a stock split or combination of Shares in two or more stages, the ratio is equal to the product of the ratios for all stages) with the Shares Not to be Included in Calculation would not be included in the total number of issued Shares.

As of March 31, 2015, the total number of issued Shares of NTT was 1,136,697,235, of which the Government owned 369,062,906 Shares or 32.47% of the issued Shares (34.86% of outstanding Shares excluding treasury stock). In December 2000, NTT issued 300,000 new Shares (equal to 30 million Shares after a 100-for-1 stock split in 2009) in a public offering. These Shares are not included in the total number of issued

Shares when calculating the percentage of Government-owned Shares. The total number of Government-owned Shares includes Shares which are unregistered because of a failure in the transfer of title, and such Shares are therefore not actually owned by the Government. These Shares are nominally owned by the Government but are excluded from the total number of Shares owned by the Government when calculating the percentage of Government-owned Shares. If these conditions are taken into account, the percentage of Government-owned Shares is 33.33%.

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

Government Dispositions of NTT Shares

The NTT Act requires that any disposition of the Government’s NTT’s Shares must be within the limits determined by the Diet in the relevant annual budget (NTT Act, Article 7).

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

For the fiscal year ended March 31, 2015, the Government designated 36,156,721 Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 35,088,600 Shares as treasury stock on November 14, 2014 and an additional 1,068,100 Shares as treasury stock on November 28, 2014.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2013, 2014 and 2015 are shown in the table below:

	Year ended March 31,
	2013	2014	2015
	(in millions of yen)
Regional communications business	¥786,004	¥722,829	¥666,164
Long distance and international communications business	147,503	168,413	198,112
Mobile communications business	753,660	703,124	661,765
Data communications business	122,113	147,725	140,900
Other business	160,695	150,672	150,582

Total	¥1,969,975	¥1,892,763	¥1,817,523

NTT Group used the capital investment amounts shown above, determined on an accrual basis, to acquire tangibles and intangibles. The table below presents the difference between the amount of capital investments shown above and the amount presented on the consolidated statements of cash flows under “Payments for property, plant and equipment” and “Payments for intangibles.”

	Year ended March 31,
	2013	2014	2015
	(in millions of yen)
Payments for property, plant and equipment	¥1,538,115	¥1,486,651	¥1,444,917
Payments for intangibles	446,588	416,583	358,209
Total	1,984,703	1,903,234	1,803,126

Difference in capital investment amounts	¥14,728	¥10,471	¥(14,397)

Capital investment for each principal business segment in the fiscal year ended March 31, 2015 was as follows:

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

In the mobile communications business segment, NTT Group invested in service area expansion, by dramatically increasing the number of LTE base stations, and in the promotion of further accelerating its interconnection speeds. NTT Group also implemented measures to consolidate and increase the capacity of its facilities and equipment, making construction more efficient and reducing procurement expenses, thereby streamlining its capital investments.

In the data communications business segment, NTT Group made capital investments primarily in the public and financial sectors.

NTT Group records its physical plant assets as follows:

	As of March 31, 2015
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,492,612	¥425,517	¥845,856	¥321,308	¥5,085,293
Long distance and international communications business	205,718	55,639	225,788	915,855	1,403,000
Mobile communications business	1,588,473	199,934	340,518	1,314,106	3,443,031
Data communications business	93,623	59,140	87,192	617,018	856,973
Other business	—	558,842	526,939	297,768	1,383,549

Total	¥5,380,426	¥1,299,072	¥2,026,293	¥3,466,055	¥12,171,846

NTT Group forecasts about ¥1,760.0 billion in capital investments for the fiscal year ending March 31, 2016, slightly below the levels from the previous fiscal year, as a result of its plans to increase capital investments for data center and cloud network-related growth, while continuing to make efficient domestic capital investments. The following is a breakdown of expected investments by principal business segment:

Year ending March 31,
2016
(in millions of yen)
Total	¥1,760,000

Principal business segments:
Regional communications business	¥631,000
Long distance and international communications business	234,000
Mobile communications business	630,000
Data communications business	130,000

Notes:	(1)	The above figures do not include consumption tax.
	(2)	NTT Group plans to procure the required funds from cash on hand, the issuance of corporate bonds and long-term debt.

Property, Plants and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services in Japan and are generally in good operating condition.

As of March 31, 2015, the total balance sheet amount of NTT Group’s fixed assets was ¥38,046.9 billion. The breakdown of these fixed assets is 33.1% telecommunications equipment (primarily central office equipment including switching installations); 41.1% telecommunications service lines; 16.1% building and structures; 5.2% machinery, vehicles and tools (vehicles, office equipment, fixtures, etc.); 3.4% land; and 1.1% construction in progress.

NTT Group networks are continually being updated, and NTT Group believes that its networks are appropriate for its present operations. In response to the rapid expansion of broadband services, NTT Group will increase capital investments for data center and cloud network-related growth, while continuing to make efficient domestic capital investments.

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

Research and Development

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT has undertaken research and development on fundamental technologies that contribute to the provision of flexible, quick and efficient cloud services as well as cost-effective network services in order to continue being its customers’ service provider of choice as a “Value Partner.” NTT worked to achieve technological development based on a variety of market demands and aimed to accelerate the creation of new value by collaborating with other companies through promoting open innovation. In addition, NTT participated in research focused on business collaboration activities with growth potential and carried out research on cutting-edge technologies in anticipation of future market trends. NTT also formulated business plans through its “General Production System” to promptly commercialize the results of its research and development in light of technological and business plan developments by observing market trends.

Research & Development Contributing to the Provision of Flexible, Quick and Efficient Cloud Services

By participating as Asia’s only Gold Member in the “Cloud Foundry Foundation,” an open-source development community that builds cloud computing platforms, NTT strengthened its application development capabilities for cloud services. NTT provided technical support for the launch of services that enable users to easily expand their storage capacity through the open-source storage platform software “Sheepdog,” which was developed by NTT and is widely used throughout the world.

Research & Development Contributing to Cost-Optimized Network Services

In order to achieve cost-optimized network services through network simplification, NTT developed technologies that integrate fixed-line telephone networks with the Internet as well as technologies that integrate the multistage configuration of networks. To enable the flexible and rapid development and addition of functionality to networks, NTT developed a controller and software switch that can run on a general-purpose server using virtualization technology, and opened these products to the public as open source. In addition, in order to distribute large capacity and high-speed content in a flexible and cost-effective manner, NTT promoted research and development on 400 Gbps optical transmission technology, the world’s fastest-level transmission speed, and is working toward its objective of making the technology commercially viable.

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

Promoting Open Innovation

NTT significantly contributed to the commercialization of physical training support services utilizing the advanced nanofiber material “hitoe,” jointly developed with Toray Industries, Inc., a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform. During the 2014 FIFA World Cup Brazil, NTT significantly contributed to the provision of ultra-realistic live video coverage by providing stable and reliable IP transmission technologies between Brazil and Japan for public viewing in ultra-high definition 8K resolution, sponsored by Japan Broadcasting Corporation. In partnership with DWANGO Co., Ltd., NTT created and contributed to commercializing technologies that enable an immersive visual experience through the high-quality distribution of images from omni-directional cameras installed in live performance venues. NTT developed a “Compact Intelligent Microphone” that enables high-quality calls and highly accurate voice recognition even in extremely loud environments exceeding 100 dB. Through the “Social Infrastructure x ICT” research and development collaboration initiative with Mitsubishi Heavy Industries, Ltd., NTT conducted tests to enable accurate communication in factories.

Research & Development in Anticipation of Collaborative Business Expansion

NTT developed a technology that accurately recognizes the identity of, and searches for and displays the information of, a subject photographed from any angle. By holding a device, such as a smartphone, against a sign or building, the technology provides tourist navigation services designed for specific users and circumstances. NTT also developed an audio processing software technology that delivers dynamic sounds from sporting events to television viewers by extracting clear sounds from the competition that are often obscured by the cheers of spectators. In an effort to encourage the growth of the provision of services creating a highly immersive visual experience through ultra-high definition images with 4K resolution, NTT developed the world’s first LSI that is compatible with the latest international video coding standard and which enables the transmission of high-quality visual material. In order to enable subscribers to reliably and securely use ICT services, NTT assisted in organizing programs to improve the training of cybersecurity specialists. In addition, NTT also prepared to sponsor a course at Waseda University on “Cyber-attack and Cyber-defense Technologies” to contribute to Japan’s cybersecurity training.

Promoting Advanced Research

NTT participated in the National Institute of Informatics’ artificial intelligence project, “Can a Robot Get Into the University of Tokyo?,” for the first time and was in charge of the English department. By applying its language and knowledge processing technologies developed over the years, NTT robots succeeded in achieving higher marks than the average test-taker on the practice exams for the National Center Test for University Admissions conducted by Yoyogi Seminar, a private cram school to prepare students for university entrance examinations. In addition, NTT developed “HenGenTou” (Deformation Lamps), which is a light projection technology based on research on human sensory information processing by projecting patterns of light on static objects to produce impressions of realistic movements. With the aim of further speeding up and reducing energy consumption of information and communications technologies, NTT developed the world’s first Hikari random access memory (RAM) with a speed exceeding 100b, which makes it possible to process information without converting high-speed light signals into electrical signals.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

During the fiscal year ended March 31, 2015, NTT Group worked to expand its Global Cloud services and strengthen its network service competitiveness in line with its Medium-Term Management Strategy adopted in November 2012, entitled “Towards the Next Stage.”

Status of Expansion of Global Cloud Services

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group with the ability to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the ICT management and applications stage.

To reinforce the structure by which it provides global cloud services, NTT Group acquired the following subsidiaries during the fiscal year ended March 31, 2015: ICT solutions provider Nexus IS, Inc. (headquartered in the United States ), technology consulting service provider Oakton Limited (headquartered in Australia), cloud service solutions provider Symphony Management Consulting, LLC (headquartered in the United States), and security solutions provider InfoTrust AG (headquartered in Switzerland). NTT Group also entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere in Europe.

In order to meet the increasing global demand for data center services, NTT Group aimed to strengthen its provision of data center services overseas in Cyberjaya, Malaysia while also expanding its data center facilities in Mumbai, the commercial center of India. In Japan, NTT Group continued to provide services from Shinagawa, which is readily accessible from business districts in the Tokyo metropolitan area. NTT Group also began construction on another data center in Osaka in anticipation of growing demand, including demand for back-up sites outside of the Tokyo metropolitan area.

As a result of the combined initiatives of a number of NTT Group companies, NTT Group obtained orders from organizations such as HM Treasury (the United Kingdom government’s economic and finance ministry), to provide services to coordinate a number of suppliers, cloud-hosting services, and application management services. NTT Group companies also developed an enterprise resource planning (“ERP”) system and began providing operation and maintenance services for the German automaker Daimler AG. In addition, NTT Group began providing All Nippon Airways Co., Ltd. with services for a unified voice service to be utilized in all of their worldwide locations.

Status of Efforts to Strengthen Network Service Competitiveness

In the fixed-line communications field, in order to encourage a variety of service providers from a wide range of industries to use fiber-optic access infrastructure services and to stimulate the ICT market through new channels of value creation, NTT Group began offering the “Hikari Collaboration Model,” the world’s first wholesale provision of fiber-optic access services to various service providers. The introduction of the “Hikari Collaboration Model” has allowed a variety of businesses to begin providing their own services using this model.

In the mobile communications field, NTT Group unveiled “Kake-hodai & Pake-aeru,” a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, and the number of subscriptions reached 17.83 million as of March 31, 2015. In addition, NTT Group launched the “docomo Hikari Pack,” a new customer-friendly rate package that provides a discount by combining the fiber-optic broadband service “docomo Hikari,” which utilizes the “Hikari Collaboration Model,” with smartphones or mobile phones. NTT Group also launched the LTE-based voice communications service “VoLTE,” which provides reliable and high-sound quality calls compared to conventional voice calling services.

NTT Group also strengthened its efforts to cut costs in its fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance efficiency through cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business, while also introducing high-performance equipment and making effective use of its existing equipment in order to further improve equipment efficiency. Furthermore, on the basis of the “Hikari Collaboration Model” and other factors, NTT Group continued to streamline costs associated with marketing.

Status of Efforts to Promote Corporate Social Responsibility (“CSR”)

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure with the aim of meeting the quantitative indicators of the eight Priority Activities of the “NTT Group CSR Priority Activities” plan, which were established in accordance with the “NTT Group CSR Charter.”

Specifically, as a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest program for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for disclosure of the status of its corporate response and other climate change disclosure and achieved a position in the Climate Disclosure Leadership Index (CDLI) for the second consecutive year. NTT Group was also the first Japanese telecommunications provider to be selected to the Climate Performance Leadership Index (CPLI) in recognition of its distinguished performance in addressing climate change issues.

NTT Group continued to promote initiatives aimed at “securing high-level stability and reliability in key infrastructure,” by reexamining the hypothetical consequences of natural disasters such as major earthquakes on potentially afflicted areas, and implementing strategies to mitigate such consequences. In this context, NTT Group formulated group-wide measures to address and manage long-term electrical failures while also collaborating with local governments and other relevant entities in carrying out disaster preparedness drills. In addition, NTT Group initiated its “Mobile ICT Unit,” which enables telephone calls and data transmissions by immediately securing Wi-Fi areas in a very short timeframe in evacuation zones in the event of large and complex emergencies. NTT Group also participated in field trials for this unit in the typhoon-afflicted areas of Cebu in the Philippines.

In response to increasing investor demands for information regarding NTT Group’s efforts with respect to the environment, society and governance, NTT Group issued an “Integrated Report” with the aim of supplementing the information included in the non-financial sections of its Annual Report.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing.

Consolidated Operating Revenues, Operating Expenses, Operating Income, Income Before Income Taxes and Net Income Attributable to NTT

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2015 were 11,095.3 billion yen (an increase of 1.6% from the previous fiscal year). Consolidated operating expenses were 10,010.8 billion yen (an increase of 3.1% from the previous fiscal year). As a result, consolidated operating income was 1,084.6 billion yen (a decrease of 10.6% from the previous fiscal year), consolidated income before income taxes was 1,066.6 billion yen (a decrease of 17.6% from the previous fiscal year), and consolidated net income attributable to NTT was 518.1 billion yen (a decrease of 11.5% from the previous fiscal year). See “Item 5—Operating and Financial Review and Prospects—Results of Operations—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014” for an analysis of consolidated results of operations.

Business Outlook

Business Development Pursuant to the Medium-Term Management Strategy

Based on its medium-term management strategy “Towards the Next Stage,” established in November 2012, NTT Group has worked to create new services and generate business opportunities through collaboration with a wide range of market players with the aim of becoming a “Value Partner” that customers continue to select.

In May 2015, NTT Group formulated a new medium-term management strategy, “Towards the Next Stage 2.0.” In addition to maintaining and strengthening its existing fundamental business strategies from the original “Towards the Next Stage” strategy, NTT Group will embark on a profit growth track by accelerating its self-transformation towards a “Value Partner” and develop new markets by further promoting B2B2X model.

Specifically, NTT Group will pursue the following initiatives.

—Expand Global Cloud Services and Create Profit—

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

In order to deliver consistent growth of sales in overseas business operations, NTT Group will strengthen its sales force and marketing efforts, such as by expanding its global accounts and further promoting its up-selling and cross-selling efforts, while strengthening the entire NTT Group’s services and products.

NTT Group will also implement thorough cost optimization measures, such as by optimizing and streamlining each Group company’s services and operations or by reducing procurement costs.

In addition, NTT Group intends to strengthen Group governance and risk management to support these measures by facilitating the transparency of information regarding Group management, setting common accounting standards, bolstering cash management and enhancing collaboration within NTT Group’s global subsidiaries.

Through these initiatives, NTT Group will work to increase its overseas sales and steadily increase its overseas operating income.

—Optimize Domestic Network Businesses—

NTT Group aims to streamline capital investment and reduce costs in order to generate profit in the domestic fixed-line and mobile communications markets, which are becoming increasingly saturated.

NTT Group intends to streamline its capital investment by simplifying and streamlining each Group company’s network systems, and will also aim to improve the efficiency of facility use as well as make an effort to reduce procurement costs. NTT Group also aims to achieve highly sophisticated IT systems while improving efficiency by streamlining. See “Item 4—Information on the Company—Capital Investments” for more details regarding NTT Group’s capital investments.

In addition, NTT Group plans to implement continuous cost reduction measures, not only to reduce costs but also with the aim of increasing the competitiveness of its products and service provision, as well as improving user services. NTT Group will also aim to establish simple and highly efficient business operations in line with the migration to the B2B2X model and other changes.

Through the above initiatives, NTT Group will work to further streamline its domestic network operations.

—Towards Sustainable Growth in Domestic Business Operations—

NTT Group recognizes the need to enhance profitability in order to achieve sustainable growth in its domestic business operations. The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. Local governments and companies from a wide range of sectors also regard these as opportunities of administrative service improvements and business expansions, including investments to strengthen information and communications functions, and are actively working toward these events.* NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model.

NTT Group aims to further strengthen the areas of security, IoT, network virtualization and other areas in order to provide a user-friendly ICT platform for various business operators.

In addition, NTT Group plans to develop closer partnerships with local governments in order to create regional services utilizing ICT, while promoting partnerships with a wide range of business entities in the transportation, tourism, energy, agriculture and other sectors through NTT Group’s cross-company projects.

Through these initiatives, NTT Group aims to create services that will become the standards of the next generation, which is expected to lead to sustainable growth in its domestic business operations.

Through these efforts, NTT Group hopes to archive EPS (earnings per share) growth to over 700 yen by the fiscal year ending March 31, 2018.

—Promoting Corporate Social Responsibility (CSR)—

Based on its social mission to contribute to society through ICT in order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter.” NTT Group will also work to increase management transparency by further enhancing the content of, for example, its “Integrated Report” and CSR report and by promoting information disclosure relating to NTT Group’s initiatives. With respect to environmental issues, which are a global concern, NTT Group will endeavor to reduce the environmental burden associated with its own business activities and contribute to reducing the environmental burden on society as a whole through the utilization of ICT services, and will undertake further environmental contribution initiatives involving NTT Group employees.

Furthermore, in its preparations for natural disasters such as a major earthquake, NTT Group will work to provide safe and secure services by promoting initiatives such as the further enhancement of its collaborative framework with external agencies.

NTT Group has set a goal of doubling the number of women in management positions above the rank of section leader by the end of the fiscal year ending March 31, 2021, from 700 women in such positions at the end of the fiscal year ended March 31, 2013, and NTT Group will work to maintain respect for diversity and equal opportunity.

*	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

Results of Operations

The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014

Telecommunications Circuit Facilities

In order to provide high-quality telecommunications services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2014 and March 31, 2015:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2014	As of Mar. 31, 2015	Change	Percent Change
Telephone Subscriber Lines(1)	23,000	21,286	(1,713)	(7.4)%
NTT East	11,272	10,492	(780)	(6.9)%
NTT West	11,727	10,794	(933)	(8.0)%
INS-Net(2)	3,366	3,058	(309)	(9.2)%
NTT East	1,719	1,559	(160)	(9.3)%
NTT West	1,647	1,499	(148)	(9.0)%
Telephone Subscriber Lines + INS-Net	26,366	24,344	(2,022)	(7.7)%
NTT East	12,992	12,051	(941)	(7.2)%
NTT West	13,374	12,293	(1,081)	(8.1)%
Public Telephones	195,514	183,655	(11,859)	(6.1)%
NTT East	93,424	87,785	(5,639)	(6.0)%
NTT West	102,090	95,870	(6,220)	(6.1)%
FLET’S ISDN	109	95	(14)	(12.6)%
NTT East	48	42	(6)	(13.3)%
NTT West	61	53	(7)	(12.1)%
FLET’S ADSL	1,483	1,219	(264)	(17.8)%
NTT East	667	550	(117)	(17.5)%
NTT West	816	669	(147)	(18.0)%
FLET’S Hikari (including Hikari Collaboration Model)(3)	18,050	18,716	665	3.7%
NTT East	10,187	10,403	215	2.1%
NTT West	7,863	8,313	450	5.7%
Hikari Collaboration Model	—	270	270	—
NTT East	—	190	190	—
NTT West	—	80	80	—

	As of Mar. 31, 2014	As of Mar. 31, 2015	Change	Percent Change
Hikari Denwa(4)	16,256	17,108	852	5.2%
NTT East	8,694	9,032	337	3.9%
NTT West	7,562	8,076	515	6.8%
Conventional Leased Circuit Services	250	241	(9)	(3.6)%
NTT East	122	117	(5)	(4.3)%
NTT West	128	124	(4)	(2.9)%
High Speed Digital Services	144	127	(16)	(11.2)%
NTT East	74	66	(9)	(11.6)%
NTT West	69	62	(7)	(10.8)%
NTT Group Major ISPs(5)	11,466	11,586	120	1.0%
OCN	8,155	8,282	128	1.6%
Plala	2,974	2,960	(14)	(0.5)%
Hikari TV	2,823	3,014	191	6.8%
FLET’S TV Transmission Services(4)	1,161	1,345	184	15.8%
NTT East	802	877	75	9.4%
NTT West	359	468	108	30.1%
Mobile(6)	63,105	66,595	3,490	5.5%
LTE (“Xi”)	21,965	30,744	8,779	40.0%
FOMA(7)	41,140	35,851	(5,289)	(12.9)%
sp-mode	23,781	28,160	4,379	18.4%
i-mode	26,415	22,338	(4,077)	(15.4)%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

(3)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

(4)	“Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided by NTT East and NTT West to service providers.

(5)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(6)	Number of Mobile (including LTE (“Xi”) and FOMA) service subscribers includes communication module service subscribers.

(7)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2014	2015	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,925.2	11,095.3	170.1	1.6%
Fixed voice related services	1,578.9	1,441.4	(137.6)	(8.7)%
Mobile voice related services	1,052.6	872.1	(180.6)	(17.2)%
IP/Packet communications services	3,711.9	3,672.2	(39.7)	(1.1)%
Sales of telecommunications equipment	969.7	997.0	27.3	2.8%
System integration	2,275.0	2,691.8	416.7	18.3%
Other	1,337.0	1,421.0	83.9	6.3%
Operating expenses	9,711.5	10,010.8	299.2	3.1%
Operating income	1,213.7	1,084.6	(129.1)	(10.6)%
Other income (expenses)	80.5	(17.9)	(98.5)	—
Income before income taxes and equity in earnings (losses) of affiliated companies	1,294.2	1,066.6	(227.6)	(17.6)%
Income tax expense (benefit)	486.5	397.3	(89.2)	(18.3)%
Equity in earnings (losses) of affiliated companies	(50.8)	5.9	56.7	—
Net income	756.9	675.2	(81.7)	(10.8)%
Less—net income attributable to noncontrolling interests	171.4	157.1	(14.3)	(8.3)%
Net income attributable to NTT	585.5	518.1	(67.4)	(11.5)%

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprised of fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2015 increased 1.6% from the previous fiscal year to ¥11,095.3 billion. This increase was due to such factors as an increase in system integration revenues accompanying the growth in overseas business, which was partially offset by a continued decline in voice related revenues.

Operating revenues for each service category for the fiscal year ended March 31, 2015 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services it provides in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2015 decreased 8.7% from the previous fiscal year to ¥1,441.4 billion, accounting for 13.0% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the popularity of mobile phones and optical IP telephones.

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as LTE (“Xi”) and FOMA.

Mobile voice related revenues for the fiscal year ended March 31, 2015 decreased 17.2% from the previous fiscal year to ¥872.1 billion, accounting for 7.9% of total operating revenues. This was due to a decrease in voice ARPU resulting from the increased penetration of the “Monthly Support” discount program in conjunction with increased smartphone sales, and the earlier effects of the reduction in revenue caused by the new “Kake-hodai & Pake-aeru” billing plan. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Mobile Communications Business Segment.” “MOU” refers to the average monthly minutes of use per subscriber.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari and FLET’S ADSL, and a portion of the services it provides in the long distance and international communications business segment, such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as LTE (“Xi”) and FOMA packet communications services.

In the fiscal year ended March 31, 2015, revenues from IP/packet communications services decreased 1.1% from the previous fiscal year to ¥3,672.2 billion, accounting for 33.1% of total operating revenues. In spite of increased subscriptions for FLET’S Hikari and Hikari Denwa in the regional communications business segment and an increase in the number of smartphone users in the mobile communications business segment, revenues decreased slightly due to factors such as the migration to low-priced services in the long distance and international communications business segment, the impact of the “Monthly Support” discount program and the earlier effects of the reduction in revenue caused by the new “Kake-hodai & Pake-aeru” billing plan in the mobile communications business segment.

Sales of Telecommunications Equipment

This category includes a portion of the services NTT Group provides in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2015, revenues from telecommunications equipment sales increased 2.8% from the previous fiscal year to ¥997.0 billion, accounting for 9.0% of total operating revenues. This increase was due to an increase in the number of sales of handsets such as smartphones in the mobile communications business segment.

System Integration

NTT Group’s system integration services include its data communications business segment and a portion of the services it provides in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2015, revenues from system integration increased 18.3% from the previous fiscal year to ¥2,691.8 billion, accounting for 24.3% of total operating revenues. This increase was due to factors such as the growth in overseas business.

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and research and development.

In the fiscal year ended March 31, 2015, revenues from other services increased 6.3% from the previous fiscal year to ¥1,421.0 billion, accounting for 12.8% of total operating revenues. This increase was due mainly to an increase in revenues associated with operations in the Smart Life business sector in the mobile communications business segment.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2015 increased 3.1% from the previous fiscal year to ¥10,010.8 billion. The reasons for the increase are discussed below. Personnel expenses and expenses for purchase of goods and services and other expenses, described below, are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2015 increased 5.6% from the previous fiscal year to ¥2,280.2 billion. This increase was mainly due to an increase in the number of consolidated overseas subsidiaries, despite the ongoing reduction in the number of personnel employed in the regional communications business segment.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2015, cost of services and equipment sold and selling, general and administrative expenses collectively increased 3.7% from the previous fiscal year to ¥5,451.6 billion. Improving operational efficiency reduced expenses in the regional communications business segment, long distance and international communications business segment and mobile communications business segment. However, overall expenses increased compared with the previous fiscal year as a result of, among other things, an increase in the number of consolidated overseas subsidiaries and, in the mobile communications business segment, an increase of ¥63.6 billion in the aggregate wholesale unit prices of communications handsets due to the increase in unit procurement costs, as smartphones continued to sell steadily and accounted for a growing proportion of handset sales.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2015 decreased 2.8% from the previous fiscal year to ¥1,828.0 billion. This decrease was mainly due to a reduction in investments as a result of making more efficient capital investments and a reduction of ¥51.3 billion as a result of the revision of the expected useful life of software for certain telecommunications network and internal-use software.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2015 decreased 10.6% from the previous fiscal year to ¥1,084.6 billion.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income (expenses) for the fiscal year ended March 31, 2015 decreased to ¥(17.9) billion, from ¥80.5 billion in the previous fiscal year. This was mainly due to a recorded gain of ¥60.0 billion during the fiscal year ended March 31, 2014, which was not recorded for the fiscal year ended March 31, 2015, and which resulted from the exchange of NTT’s leasehold interest for the right to receive part of the building it will occupy.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2015 decreased 17.6% from the previous fiscal year to ¥1,066.6 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2015, income tax expense decreased 18.3% from the previous fiscal year to ¥397.3 billion. This increase in income tax expense was due to the Act for the Partial Revision of the Income Tax Act enacted on March 31, 2015, which changed, among other things, the corporate tax rates for fiscal years beginning on or after April 1, 2015. Due to this change, the statutory tax rate to be used for the calculation of deferred tax assets and liabilities for the temporary differences expected to be resolved in the fiscal year ending March 31, 2016 and the fiscal year ending March 31, 2017 and thereafter decreased from approximately 36% to approximately 33% and 32%, respectively. As a result, net deferred tax assets existing on the enactment date decreased by ¥54.4 billion, which effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2015. On the other hand, income tax expense decreased primarily due to, among other things, the reduction in income before income taxes, as well as changes in the corporate tax rate for fiscal years beginning from April 1, 2014 as per the Act for the Partial Revision of the Income Tax Act promulgated on March 31, 2014. As a result, the actual statutory effective tax rates for the fiscal year ended March 31, 2014 and for the fiscal year ended March 31, 2015 were 37.59%, and 37.25%, respectively.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies for the fiscal year ended March 31, 2015 was ¥5.9 billion compared to ¥(50.8) billion for the previous fiscal year. This increase was due to, among other things, the fact that ¥(51.2) billion in impairment losses were recognized in the previous fiscal year under “Investment in affiliated companies” related to Indian telecommunications carrier Tata Teleservices Limited (“TTSL”), while no impairment losses related to TTSL were recognized for the fiscal year ended March 31, 2015.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2015 decreased 10.8% from the previous fiscal year to ¥675.2 billion. Net income attributable to NTT (excluding the portion attributable to non-controlling interests) for the fiscal year ended March 31, 2015 decreased 11.5% from the previous fiscal year to ¥518.1 billion.

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 16 to the Consolidated Financial Statements.)

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

An overview of the operational results for each business segment is as follows:

The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014

		Fiscal Year Ended March 31, 2015
Service Types		Operating Revenues (millions of yen)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,405,870	(7.5)%
	IP/packet communications services	1,547,096	2.0%
	System integration services	163,424	(1.1)%
	Other services	389,129	4.9%
	Total (including intersegment revenues)	3,505,519	(1.9)%
	Intersegment	473,227	6.8%
	Total (excluding intersegment revenues)	3,032,292	(3.1)%

Long distance and international communications business	Fixed voice related services	307,119	(11.6)%
	IP/packet communications services	361,911	(3.1)%
	System integration services	1,159,750	26.2%
	Other services	169,861	(0.0)%
	Total (including intersegment revenues)	1,998,641	10.4%
	Intersegment	91,857	(4.8)%
	Total (excluding intersegment revenues)	1,906,784	11.3%

Mobile communications business	Mobile voice related services	883,845	(17.0)%
	IP/packet communications services	1,853,002	(2.0)%
	Other services	1,646,550	9.4%
	Total (including intersegment revenues)	4,383,397	(1.7)%
	Intersegment	43,080	11.6%
	Total (excluding intersegment revenues)	4,340,317	(1.9)%

Data communications business	System integration services (including intersegment revenues)	1,511,019	12.4%
	Intersegment	109,671	(10.4)%
	Total (excluding intersegment revenues)	1,401,348	14.7%

Other business	Other services (including intersegment revenues)	1,272,240	(4.2)%
	Intersegment	857,664	(3.7)%
	Total (excluding intersegment revenues)	414,576	(5.4)%

Total Consolidated Operating Revenues		11,095,317	1.6%

Note:	The above figures do not include consumption tax or other taxes.

(1)	Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2015 decreased to ¥3,505.5 billion (a decrease of 1.9% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses, as well as a reduction in expenses resulting from sustained operational efficiency improvements, operating expenses decreased to ¥3,336.7 billion in the fiscal year ended March 31, 2015 (a decrease of 3.1% from the previous fiscal year).

As a result, segment operating income in the fiscal year ended March 31, 2015 increased 32.7% to ¥168.9 billion.

The state of operations for each service in the regional communications business segment was as follows:

(Fixed Voice Related Services)

As a result of the shift in customer demand to mobile telephones, IP phones and broadband access services, the aggregate number of fixed line subscriptions (fixed-line telephone & INS-Net) as of March 31, 2015 stood at 24,344 thousand, a decrease of 2,022 thousand from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2014	2015	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	11,272	10,492	(780)	(6.9)%
INS-Net subscriptions	1,719	1,559	(160)	(9.3)%

NTT West:
Telephone subscriptions	11,727	10,794	(933)	(8.0)%
INS-Net subscriptions	1,647	1,499	(148)	(9.0)%

For the fiscal year ended March 31, 2015, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,700 for NTT East and ¥2,650 for NTT West, a decrease of ¥60 (2.2%) and ¥40 (1.5%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU, and “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how aggregate fixed-line ARPU is calculated.

The numbers of registrations to MYLINE, a phone company selection service, were as follows:

	As of March 31,
	2014	2015	Change
Intra-city:
NTT East	55.7%	56.5%	0.8%
NTT West	52.9%	53.8%	0.9%
NTT Communications	33.3%	32.7%	(0.6)%

Intra-prefectural and inter-city:
NTT East	52.0%	52.9%	0.9%
NTT West	49.7%	50.6%	0.9%
NTT Communications	34.2%	33.6%	(0.6)%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2015 were ¥5.39 per three minutes for GC interconnection charges and ¥6.84 per three minutes for IC interconnection charges. Revenues (including subsidies to NTT East and NTT West) from these access charges for the fiscal year ended March 31, 2015 decreased by ¥8.1 billion from the previous fiscal year to ¥55.1 billion for NTT East and by ¥9.1 billion from the previous fiscal year to ¥61.3 billion for NTT West.

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

The number of subscriptions for leased circuit services in the regional communications business segment was as follows:

	As of March 31,
	2014	2015	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	122	117	(5)	(4.3)%
High-speed digital circuits	74	66	(9)	(11.6)%

NTT West:
Conventional leased circuits	128	124	(4)	(2.9)%
High-speed digital circuits	69	62	(7)	(10.8)%

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group has worked to build a solid revenue base by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, starting on July 1, 2014, NTT East began offering the new “FLET’S Hikari” services “FLET’S Hikari Next Giga Family Smart Type” and “FLET’S Hikari Next Giga Mansion Smart Type,” which provide transmission speeds at the fastest available level in Japan for both access networks and home wireless LAN devices. These services provide a maximum upload and download (sending and receiving data) transmission speed of about 1Gbps and are compatible with the latest high-speed wireless LAN standards. Furthermore, in order to allow even more customers to utilize “FLET’S Hikari,” NTT East has implemented discount campaigns aimed at attracting new subscribers, including the “Giga Push! Campaign” and “Lighter than FLET’S Hikari Light! Discount” programs. Meanwhile, in the area of optical IP telephone services, NTT West worked to expand services utilizing video communications through, among other things, the launch of “Mimamori Video Phone Pack,” a service intended for nursing care and welfare purposes, which supports communications between individuals requiring nursing care and in-home caretakers. NTT West also worked to expand “Hikari Denwa Office A (Ace)” for its corporate IP telephone customers, to lower the costs of communication between the customers’ main offices and branch offices.

As a result of these initiatives, as of March 31, 2015, the number of FLET’S Hikari subscriptions had risen to 18,716 thousand channels, an increase of 665 thousand (3.7%) compared to the previous fiscal year; the number of Hikari Denwa subscriptions increased to 17,108 thousand channels, an increase of 852 thousand channels (5.2%) compared to the previous fiscal year; and the number of FLET’S TV subscriptions increased to 1,345 thousand channels, an increase of 184 thousand channels (15.8%) compared to the previous fiscal year.

The numbers of subscriptions for “FLET’S Hikari,” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2014	2015	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari (including Hikari Collaboration Model)(1)	10,187	10,403	215	2.1%
FLET’S ADSL	667	550	(117)	(17.5)%
Hikari Denwa (channels)	8,694	9,032	337	3.9%
FLET’S TV Transmission Service	802	877	75	9.4%

NTT West:
FLET’S Hikari (including Hikari Collaboration Model)(1)	7,863	8,313	450	5.7%
FLET’S ADSL	816	669	(147)	(18.0)%
Hikari Denwa (channels)	7,562	8,076	515	6.8%
FLET’S TV Transmission Service	359	468	108	30.1%

(1)	FLET’S Hikari (including Hikari Collaboration Model) includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

FLET’S Hikari ARPU for the fiscal year ended March 31, 2015 was ¥5,490 for NTT East and ¥5,680 for NTT West, ¥170 (3.0%) and ¥150 (2.6%) lower, respectively, than in the previous fiscal year. The main reason for these decreases was the expansion of cheaper rate plans and discount services.

See “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(System Integration Services)

NTT Group has conducted business activities aimed at corporate customers to enable its regional customers to utilize ICT, primarily by providing solutions tailored to specific businesses based on industry characteristics and trends.

Specifically, on June 20, 2014, NTT East launched the “Biz Hikari Cloud Natural Disaster Victim Relief Support System” for local governments as a cloud-based service that comprehensively supports efforts to aid in disaster victims’ livelihood rehabilitation, such as “Issuance of Disaster Damage Certificates” (*1) by local governments. This system enables local governments to support disaster victims promptly and impartially and allows disaster victims to receive rapid support in the event of a disaster.

Meanwhile, beginning in February 2014, as a collaborative initiative with local governments, NTT West began collaborating with the Wazuka Town in Kyoto to use ICT to revitalize regional communities and improve community services. After successful field trials of the television-based government information delivery system, NTT West launched sales of the “Hikari Town Channel,” a local government information delivery system for television using “Hikari BOX+,” as a new service for local governments.

*1 Documents by which local governments certify the extent of damage to homes and such during disasters, such as fires, floods, earthquakes, etc. These documents are required when applying for support funds for disaster victim relief or disaster restoration home financing, and claiming indemnity insurance payments, among other things.

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, NTT provides business telephones for corporate customers, multi-function digital devices, business fax machines, and home telecommunications equipment.

(2) Long Distance and International Communications Business Segment

Despite a decline in domestic fixed voice related revenues, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2015 increased to ¥1,998.6 billion (an increase of 10.4% from the previous fiscal year) due to, among other things, an increase in system integration revenues as a result of the expansion of overseas consolidated subsidiaries. On the other hand, operating expenses for the fiscal year ended March 31, 2015 increased to ¥1,885.1 billion (an increase of 12.0% from the previous fiscal year) due to, among other things, an increase in personnel expenses, expenses for the purchase of goods and services and other expenses as a result of an increase in the number of consolidated subsidiaries. As a result, segment operating income in the fiscal year ended March 31, 2015 decreased to ¥113.6 billion (a decrease of 10.9% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

NTT Group continued to respond to a variety of customer needs for telephone services through domestic and international telephone services such as “PL@TINUM LINE.”

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2014	2015	Change
Inter-prefectural	82.3%	82.6%	0.3%
International	80.9%	81.3%	0.4%

(IP/Packet Communications Services)

In terms of products for individual customers, for “OCN mobile ONE,” a mobile data communications service for individual consumers, NTT Communications substantially increased the number of its subscribers by adding new functions, revising rate plans, and undertaking other initiatives, such as offering “voice-enabled SIM cards,” which allow users to make voice calls, starting from December 2014.

For corporate customers, NTT Communications launched a number of advanced functions for “Arcstar Universal One,” a corporate network service currently provided in 196 countries and regions. For example, in August 2014, NTT Communications released “Arcstar Universal One Advanced Option,” a cloud-based network function that uses NFV (Network Functions Virtualization) technology, and also launched “Arcstar Universal One Virtual,” which allows customers to build virtual networks quickly and easily, regardless of their existing network environment or the device being used.

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2014	2015	Change	Percent change
	(in thousands)
IP-VPN	87	59	(28)	(32.4)%
OCN (ISP)	8,155	8,282	128	1.6%
Plala (ISP)*	2,974	2,960	(14)	(0.5)%
Hikari TV*	2,823	3,014	191	6.8%

*	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

(System Integration Services)

During the fiscal year ended March 31, 2015, NTT Group worked to expand its global cloud services in line with its Medium-Term Management Strategy adopted in November 2012, entitled “Towards the Next Stage.” To reinforce the structure by which it provides global cloud services, NTT Communications and Dimension Data, leading companies in this segment, acquired additional consolidated subsidiaries as described in “Item 4—Information on the Company—Global Businesses,” as well as began providing new services.

NTT Group has expanded the variety of functions provided by NTT Communications’ “Enterprise Cloud” corporate cloud service. In April 2014, NTT Communications began offering companies the ability to connect to its data center colocation areas in the same network segment using SDN (Software-Defined Network) technology. NTT Communications then began enabling companies to use a customer portal to set and change network settings for cloud-connected VPN and internet connections and cloud-based networks in October 2014. Through these and other initiatives, NTT Communications expanded several of its capacities to even more smoothly accommodate the hybridization of its customers’ ICT environments. NTT Communications also added a new service location in Japan, expanding its service areas to 12 locations across nine countries/regions.

With respect to its global business, NTT Group endeavored to respond to the needs of multinational companies by enhancing its total, high value-added ICT services that combine network integration with data center, security and server management services. Specifically, NTT Group provided global one-stop, comprehensive ICT services, primarily through its subsidiary Dimension Data, which has a direct presence in 58 countries and has expanded to a broader footprint in a further 103 locations through its Preferred Partner Program.

Dimension Data’s execution priorities both during the fiscal year ended March 31, 2015 and into the future include aiming to stay ahead of changes in the global market, improving profitably of its System Integration Services business, and maximizing the business value its solutions provide to its clients. Dimension Data anticipates that it will continue to prioritize the following initiatives: enhancing the company’s remote maintenance services, which are a key source of its revenue; improving market competitiveness; increasing its market share in the areas of networking, security, and communications; increasing the value that its technology provides to customers; and expanding into IT outsourcing.

To reinforce the structure by which it provides global cloud services, Dimension Data will continue to expand its ITaaS (IT-as-a-Service) service unit and provide public cloud solutions from its 16 Managed Cloud Platforms (MCPs), as well as private and hybrid cloud solutions. Going forward, Dimension Data’s focus will be on increasing its market share by helping clients to reduce costs and time required to deploy and support IT infrastructure, and helping them to transform their business by, for example, using its “as-a-service” approach.

(3) Mobile Communications Business Segment

Despite the expansion of NTT Group’s Smart Life business and other areas, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2015 decreased to ¥4,383.4 billion (a decrease of 1.7% from the previous fiscal year) due to, among other factors, a decline in mobile voice revenues, primarily as a result of the impact of the “Monthly Support” discount program and the new “Kake-hodai & Pake-aeru” billing plan. Further, despite the promotion of cost optimization initiatives, consolidated operating expenses for the fiscal year ended March 31, 2015 increased to ¥3,747.6 billion (an increase of 2.8% from the previous fiscal year) due to, among other factors, the increased cost of mobile handsets and other revenue-linked expenses. As a result, consolidated operating income decreased to ¥635.8 billion (a decrease of 22.2% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

In the fiscal year ended March, 2015, NTT DOCOMO launched the new “Kake-hodai & Pake-aeru” billing plan in order to strengthen its competitiveness in the mobile area, which led to improvements in net subscription numbers and churn rates.

As of March 31, 2015, the number of subscriptions to NTT DOCOMO mobile phone services increased by 3.49 million, from 63.11 million at the end of the previous fiscal year to 66.60 million subscriptions. In mobile phone services, the number of LTE (“Xi”) service subscriptions increased from 21.97 million as of the end of the previous fiscal year to 30.74 million as of March 31, 2015, an increase of 8.78 million subscriptions (40.0%), and the number of FOMA service subscriptions decreased by 5.29 million (12.9%) to 35.85 million subscriptions, from 41.14 million as of the end of the previous fiscal year. In addition, churn rates improved to 0.71%, a reduction of 0.16% compared to the end of the previous fiscal year.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2014	2015	Change	Percent Change
	(in thousands)
Mobile phone services(1)	63,105	66,595	3,490	5.5%
LTE (“Xi”) services	21,965	30,744	8,779	40.0%
FOMA services(1)	41,140	35,851	(5,289)	(12.9)%
Estimated mobile phone market share(1)(2)	43.8%	43.6%	(0.2%)	—
sp-mode services	23,781	28,160	4,379	18.4%
i-mode services	26,415	22,338	(4,077)	(15.4)%

(1)	Includes communications module service subscriptions. Effective from March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) has been conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

Aggregate ARPU of mobile phone services decreased by ¥240 (5.2%) to ¥4,370 in the fiscal year ended March 31, 2015, from ¥4,610 in the fiscal year ended March 31, 2014. This was due to a decrease of ¥230 (16.3%) in voice ARPU to ¥1,180 in the fiscal year ended March 31, 2015, from ¥1,410 in the fiscal year ended March 31, 2014, resulting from the increasing impact of the “Monthly Support” discount program and the decline in revenues caused by new billing plans. Despite the increase in subscriptions for smartphones and other devices, packet ARPU also decreased by ¥100 (3.7%) to ¥2,600 in the fiscal year ended March 31, 2015, from ¥2,700 in the previous year, mainly as a result of the increased impact of the “Monthly Support” discount program. Meanwhile, smart ARPU increased by ¥90 (18.0%) to ¥590 from ¥500 the previous fiscal year due to, among other things, an increase in revenues from “dmarket” services.

See “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding ARPU and MOU of mobile phone services:

	As of March 31,
	2014	2015	Change	Percent Change
Aggregate ARPU	¥4,610	4,370	¥(240)	(5.2)%
Voice ARPU	1,410	1,180	(230)	(16.3)%
Packet ARPU	2,700	2,600	(100)	(3.7)%
Smart ARPU	500	590	90	18.0%
MOU (minutes)	109	112	3	2.8%

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, in order to meet the diverse needs of its customers, NTT DOCOMO has strived to enrich its handset lineup, adding new models such as Android smartphones, iPhone 6*1,iPhone 6 Plus*1, “docomo keitai” feature phones, “docomo tablets,” wearable devices and Wi-Fi routers, among other devices. As a result of these initiatives, mobile phone sales increased to 23.75 million units for the fiscal year ended March 31, 2015 (an increase of 1.24 million units compared to the previous fiscal year), of which 14.60 million units were sales of smartphones, representing an increase of 5.9% compared to 13.78 million units sold the previous fiscal year.

*1	TM and © 2015 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2015 increased to ¥1,511.0 billion (an increase of 12.4% from the previous fiscal year) due to, among other things, an increase in overseas consolidated subsidiaries, the cultivation of new customers, and an expansion of the scale of systems provided to existing customers. On the other hand, despite a decrease in unprofitable transactions, operating expenses increased to ¥1,424.7 billion (an increase of 11.7% from the previous fiscal year) due to, among other things, an increase in personnel expenses, expenses for the purchase of goods and services and other expenses as a result of an increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2015 increased 27.2% from the previous fiscal year to ¥86.4 billion.

Major operations for each service in the data communications business segment were as follows:

The revenues of the Public & Financial IT Services Company, which provides high value-added IT services that support government, medicine, finance, settlement and other social infrastructure, increased as a result of a reduction in unprofitable transactions and improved revenues due to the cultivation of new customers and the expansion of the scale of systems provided to existing customers at the NTT DATA parent company, a leading company in this segment.

The Global Business revenues of this segment, which supplies high value-added IT services predominantly in overseas markets under the guidance of the NTT DATA group, increased due to increased revenues from expanded consolidation.

(5) Other Business Segment

In the other business segment, operating revenues for the fiscal year ended March 31, 2015 decreased to ¥1,272.2 billion (a decrease of 4.2% from the previous fiscal year), primarily due to decreased revenues in the real estate business as a result of a decrease in the number of apartments delivered. On the other hand, operating expenses for the fiscal year ended March 31, 2015 also decreased to ¥1,204.8 billion (a decrease of 5.3% from the previous fiscal year) due to, among other things, a decrease in revenue-linked expenses.

As a result, segment operating income increased to ¥67.5 billion (an increase of 20.3% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2014	2015	Change	Percent Change
	(in billions of yen)
Operating revenues	10,925.2	11,095.3	170.1	1.6%
Domestic(*)	9,729.2	9,509.9	(219.3)	(2.3)%
Overseas(*)	1,196.0	1,585.4	389.4	32.6%

(*)	Figures are shown based on the geographic location of the services and products provided.

Domestic operating revenues for the fiscal year ended March 31, 2015 decreased to ¥9,509.9 billion (a decrease of 2.3% from the previous fiscal year), due to, among other things, a decrease in voice related revenues. Foreign operating revenues for the fiscal year ended March 31, 2015 increased to ¥1,585.4 billion (an increase of 32.6% from the previous fiscal year) due to, among other things, the expansion of overseas consolidated subsidiaries.

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., telephone subscriber lines, INS-Net and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from LTE (“Xi”) mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

3.	Method of calculating ARPU

(a)	NTT East and NTT West

NTT separately computes the following two categories of ARPU for the fixed-line business conducted by each of NTT East and NTT West, using the following measures:

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

•

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, revenues from monthly charges, call charges and device connection charges for Hikari Denwa, which are included in operating revenues from IP Services, and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

(1) FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model” wholesale provision of services provided by NTT East and NTT West to service providers. FLET’S Hikari optional services include wholesale services provided to service providers by NTT East and NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-Net Subscriber Lines) and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-Net Subscriber Lines), the number of subscribers is determined using the number of lines for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers (including B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West), and “Hikari Collaboration Model” wholesale services provided by NTT East and NTT West to service providers.

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

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its LTE (“Xi”) and “FOMA” services, and its Smart ARPU is based on operating revenues from providing services incidental to LTE (“Xi”) and “FOMA” wireless communications services (content services-related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

(2) Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in NTT DOCOMO’s ARPU calculation.

(3) NTT DOCOMO’s ARPU and MOU calculation methods changed from the second quarter of the fiscal year ended March 31, 2015. Accordingly, the ARPU data for the results for the fiscal year ended March 31, 2015 have also changed.

(4) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013

Telecommunications Circuit Facilities

In order to provide high-quality telecommunications services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2013 and March 31, 2014:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2013	As of Mar. 31, 2014	Change	Percent Change
Telephone Subscriber Lines(1)	25,042	23,000	(2,043)	(8.2)%
NTT East	12,289	11,272	(1,017)	(8.3)%
NTT West	12,753	11,727	(1,026)	(8.0)%
INS-Net(2)	3,724	3,366	(358)	(9.6)%
NTT East	1,914	1,719	(195)	(10.2)%
NTT West	1,810	1,647	(163)	(9.0)%
Telephone Subscriber Lines + INS-Net	28,766	26,366	(2,401)	(8.3)%
NTT East	14,203	12,992	(1,211)	(8.5)%
NTT West	14,563	13,374	(1,189)	(8.2)%
Public Telephones	210,448	195,514	(14,934)	(7.1)%
NTT East	100,564	93,424	(7,140)	(7.1)%
NTT West	109,884	102,090	(7,794)	(7.1)%
FLET’S ISDN	127	109	(18)	(14.1)%
NTT East	58	48	(10)	(16.7)%
NTT West	69	61	(8)	(12.0)%
FLET’S ADSL	1,848	1,483	(365)	(19.7)%
NTT East	858	667	(191)	(22.2)%
NTT West	990	816	(174)	(17.6)%
FLET’S Hikari(3)	17,300	18,050	750	4.3%
NTT East	9,750	10,187	437	4.5%
NTT West	7,550	7,863	313	4.1%
FLET’S Hikari Light	661	875	214	32.4%
NTT East	437	542	105	24.1%
NTT West	224	333	109	48.6%
Hikari Denwa	15,169	16,256	1,087	7.2%
NTT East	8,085	8,694	610	7.5%
NTT West	7,084	7,562	477	6.7%
Conventional Leased Circuit Services	260	250	(10)	(3.8)%
NTT East	128	122	(6)	(4.5)%
NTT West	132	128	(4)	(3.2)%
High Speed Digital Services	152	144	(8)	(5.3)%
NTT East	80	74	(5)	(6.8)%
NTT West	72	69	(3)	(3.8)%
NTT Group Major ISPs(4)	11,611	11,466	(145)	(1.3)%
OCN	8,207	8,155	(53)	(0.6)%
Plala	3,071	2,974	(97)	(3.2)%
Hikari TV	2,453	2,823	370	15.1%
FLET’S TV Transmission Services	1,003	1,161	158	15.7%
NTT East	714	802	87	12.2%
NTT West	289	359	70	24.3%
Mobile(5)	61,536	63,105	1,569	2.6%
LTE (“Xi”)	11,566	21,965	10,399	89.9%
FOMA(6)	49,970	41,140	(8,830)	(17.7)%
sp-mode	18,285	23,781	5,497	30.1%
i-mode	32,688	26,415	(6,273)	(19.2)%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(5)	Number of Mobile (including FOMA) service subscribers includes communication module service subscribers.

(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2013	2014	Change	Percent Change
	(in billions of yen)
Operating revenues:	10,700.7	10,925.2	224.4	2.1%
Fixed voice related services(1)	1,712.9	1,578.9	(133.9)	(7.8)%
Mobile voice related services(1)	1,257.5	1,052.6	(204.9)	(16.3)%
IP/Packet communications services(1)	3,712.8	3,711.9	(0.9)	(0.0)%
Sales of telecommunications equipment	844.9	969.7	124.8	14.8%
System integration(1)	2,010.0	2,275.0	265.1	13.2%
Other(1)	1,162.8	1,337.0	174.3	15.0%
Operating expenses	9,498.8	9,711.5	212.7	2.2%
Operating income	1,202.0	1,213.7	11.7	1.0%
Other income (expenses)(2)	(4.3)	80.5	84.9	—
Income before income taxes and equity in earnings (losses) of affiliated companies(2)	1,197.6	1,294.2	96.5	8.1%
Income tax expense (benefit)(2)	474.0	486.5	12.6	2.7%
Equity in earnings (losses) of affiliated companies(2)	(16.1)	(50.8)	(34.7)	—
Net income(2)	707.6	756.9	49.3	7.0%
Less—net income attributable to noncontrolling interests	185.7	171.4	(14.3)	(7.7)%
Net income attributable to NTT(2)	521.9	585.5	63.5	12.2%

(1)	Beginning April 1, 2013, in connection with NTT Group’s then-current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/Packet communications services revenues” as “Other revenues,” and part of its “Other revenues” as “System integration revenues.” Results for the fiscal year ended March 31, 2013 reflect such reclassification.

(2)	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” and “Net income attributable to NTT” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 7 to the Consolidated Financial Statements.

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

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as LTE (“Xi”) and FOMA.

Mobile voice related revenues for the fiscal year ended March 31, 2014 decreased 16.3% from the previous fiscal year to ¥1,052.6 billion, accounting for 9.6% of total operating revenues. This was due to a decrease in voice ARPU arising from a decrease in billable MOU and the penetration of the “Monthly Support” discount program in conjunction with increased smartphone sales, despite an increase in revenues resulting from an increase in Mobile Phone Protection & Delivery Service subscriptions. For details of voice ARPU, see “—Segment Information—The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013—Mobile Communications Business Segment.” MOU refers to the average monthly minutes of use per subscriber.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari and FLET’S ADSL, and a portion of the services it provides in the long distance and international communications business segment, such as IP-VPN, wide area Ethernet and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as LTE (“Xi”) and FOMA packet communications services.

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

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2014 was ¥80.5 billion, compared to other expenses of ¥4.3 billion in the previous fiscal year. This was mainly due to a gain of ¥60.0 billion resulting from the exchange of NTT’s leasehold interest for the right to receive part of the building it will occupy and a decrease of ¥8.3 billion in loss on valuation of securities from the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2014 increased 8.1% from the previous fiscal year to ¥1,294.2 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2014, income tax expense increased 2.7% from the previous fiscal year to ¥486.5 billion. The increase was due to the Act on the Partial Revision of the Income Tax Act and other Acts, enacted on March 20, 2014, which changed, among other things, the tax rates for consolidated fiscal years beginning on or after April 1, 2014. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities decreased from approximately 38% to approximately 36%. As a result, net deferred income taxes decreased by ¥12.6 billion, which amount is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. The actual effective tax rate was 39.57% in the fiscal year ended March 31, 2013, and 37.59% in the fiscal year ended March 31, 2014. The decrease in the actual effective tax rate was due to, among other things, the decrease in expenses that are not deductible for tax purposes, the net change in valuation allowance, and equity in earnings (losses) of affiliated companies.

Equity in earnings (losses) of affiliated companies

Equity in losses of affiliated companies for the fiscal year ended March 31, 2014 were ¥50.8 billion (compared to ¥16.1 billion for the previous fiscal year). This was due to, among other things, an increase in impairment losses for the fiscal year ended March 31, 2014 to ¥51.2 billion (compared to ¥6.8 billion for the previous fiscal year) recognized on “Investment in affiliated companies” related to Indian telecommunications carrier TTSL.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2014 was ¥756.9 billion, an increase of 7.0% from the previous fiscal year. Net income attributable to NTT (excluding the portion attributable to noncontrolling interests) for the fiscal year ended March 31, 2014 was ¥585.5 billion, an increase of 12.2% from the previous fiscal year.

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 16 to the Consolidated Financial Statements.)

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

An overview of the operational results for each business segment is as follows:

The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013

		Fiscal Year Ended March 31, 2014
Service Types		Operating Revenues (¥ million)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,519,643	(7.9)%
	IP/packet communications services	1,516,483	1.5%
	System integration services	165,168	11.2%
	Other services	371,016	1.3%
	Total (including intersegment revenues)	3,572,310	(2.4)%
	Intersegment	442,948	(2.8)%
	Total (excluding intersegment revenues)	3,129,362	(2.3)%

Long distance and international communications business	Fixed voice related services	347,296	(7.2)%
	IP/packet communications services	373,340	(1.2)%
	System integration services	919,340	23.7%
	Other services	169,926	4.7%
	Total (including intersegment revenues)	1,809,902	9.2%
	Intersegment	96,463	(6.6)%
	Total (excluding intersegment revenues)	1,713,439	10.2%

Mobile communications business	Mobile voice related services	1,065,196	(16.4)%
	IP/packet communications services	1,890,592	(0.2)%
	Other services	1,505,415	15.7%
	Total (including intersegment revenues)	4,461,203	(0.2)%
	Intersegment	38,589	(1.3)%
	Total (excluding intersegment revenues)	4,422,614	(0.2)%

Data communications business	System integration services (including intersegment revenues)	1,343,855	3.1%
	Intersegment	122,374	(18.1)%
	Total (excluding intersegment revenues)	1,221,481	5.8%

Other business	Other services (including intersegment revenues)	1,328,526	6.1%
	Intersegment	890,248	(0.6)%
	Total (excluding intersegment revenues)	438,278	22.9%
Total Consolidated Operating Revenues		10,925,174	2.1%

(1)	Beginning April 1, 2013, in connection with NTT Group’s then-current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business and other businesses, NTT reclassified, among other things, part of its “Mobile voice related services revenues” and “IP/packet communications services revenues” as “Other services revenues,” and part of its “Other services revenues” as “System integration services revenues.” Results for the fiscal year ended March 31, 2013 (used to calculate the figures in the “Comparison with Previous Fiscal Year” column) reflect such reclassification.

Note:	The above figures do not include consumption tax or other taxes.

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

(IP/Packet Communications Services)

In the regional communications business segment, NTT Group worked to build a solid revenue base by enhancing and expanding FLET’S Hikari and other broadband services. Specifically, NTT East began offering its corporate customers “FLET’S Hikari Next Prio,” a priority bandwidth optical broadband service that offers a maximum communication speed of around 1 Gbps as well as stable and reliable communications. NTT East also began offering “FLET’S Hikari” users “FLET’S Azukeru,” an online storage service for photos and video, which enables sharing and viewing of the data. NTT West launched “Donto Wari,” a service aimed at promoting new subscriptions to “FLET’S Hikari” by providing further discounts on monthly charges after applying “Hikari Motto2 Wari,” for a maximum of two years from commencement of use of FLET’S Hikari. In addition, NTT West introduced “FLET’S Smart Pay,” a simple and easy-to-install payment service for stores that use “FLET’S Hikari,” which aims to help stimulate business in downtown stores by further spreading and increasing the use of non-cash payments. As a result, the number of subscriptions to “FLET’S Hikari” as of March 31, 2014 was 18,050 thousand, an increase of 750 thousand subscriptions over the previous fiscal year.

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

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, NTT Group worked to expand its product lines for home telecommunications, business telephones for corporate customers, digital multi-function devices and business fax machines, and to develop and provide attractive products.

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

In 2013 Dimension Data announced an ambitious five-year strategy and updated its operating model. This included the establishment of three service units: System Integration Services, IT Outsourcing, and ITaaS. These are focused on driving efficiencies and effectiveness into the company’s offerings, and enhancing its ability to cater to client consumption-model preferences. Dimension Data also established five business units, which expand on the capabilities of its previous business lines to include a broader business focus and greater client relevance. These business units are Networking, Communications, Data Centres, End-user Computing, and Security. At the same time, the company introduced a matrix structure within its System Integration Services business, to support its growth aspirations and drive greater speed, focus and accountability.

The company’s execution priorities include responding to changes in the market, profitably growing its existing System Integration Services business, further improving the client experience and operational effectiveness, and building on the company’s culture.

During the fiscal year ended March 31, 2014, Dimension Data prioritized the following initiatives: enhancing the company’s remote maintenance services, which are a key source of revenue; improving market competitiveness and gaining market share in networking, security, and communications; driving the company’s technology value proposition; and aggressively expanding into IT outsourcing.

(3) Mobile Communications Business Segment

Despite an increase in revenues from communications handset sales as a result of robust smartphone sales efforts, and an increase in revenues associated with operations in new business sectors, operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2014 decreased to ¥4,461.2 billion (a decrease of 0.2% from the previous fiscal year) due to a decline in voice revenues as a result of the impact of “Monthly Support” discount programs and a decrease in billable MOU. On the other hand, in spite of the promotion of cost-cutting efforts, operating expenses for the fiscal year ended March 31, 2014 increased to ¥3,644.0 billion (an increase of 0.3% from the previous fiscal year) due to an increase in depreciation and amortization expenses from the expansion of LTE (“Xi”) service base stations and the enhancement of network facilities, an increase in the wholesale unit prices of handsets in conjunction with the increase in smartphone sales and an increase in expenses associated with operations in new business sectors.

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

As of March 31, 2014, the number of subscriptions to NTT DOCOMO mobile phone services increased by 1.57 million (2.6%), from 61.54 million at the end of the previous fiscal year to 63.11 million subscriptions. In mobile phone services, the number of LTE (“Xi”) service subscriptions increased from 11.57 million as of the end of the previous fiscal year to 21.97 million as of March 31, 2014, an increase of 10.40 million subscriptions (89.9%), and the number of FOMA service subscriptions decreased by 8.83 million (17.7%) to 41.14 million subscriptions, from 49.97 million as of the end of the previous fiscal year.

NTT DOCOMO is aiming to expand the use of smartphones. As a result of efforts such as launching new services and new billing plans, NTT DOCOMO’s smartphone sales increased 3.7% from the previous year to 13.78 million smartphones sold.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2013	2014	Change	Percent Change
	(in thousands)
Mobile phone services(1)	61,536	63,105	1,569	2.6%
LTE (“Xi”) services	11,566	21,965	10,399	89.9%
FOMA services(1)	49,970	41,140	(8,830)	(17.7)%
Estimated mobile phone market share(1)(2)	45.2%	43.8%	(1.4)%	—
sp-mode services	18,285	23,781	5,497	30.1%
i-mode services	32,688	26,415	(6,273)	(19.2)%

(1)	Includes communications module service subscriptions. Effective March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) is conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

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

Aggregate ARPU of mobile phone services decreased by ¥290 (5.9%) to ¥4,610 in the fiscal year ended March 31, 2014, from ¥4,900 in the fiscal year ended March 31, 2013. This was due to a decrease in voice ARPU, which decreased by ¥350 (19.9%) to ¥1,410 in the fiscal year ended March 31, 2014, from ¥1,760 in the previous fiscal year, as a result of the impact of the “Monthly Support” discount program in conjunction with stronger sales of smartphones, and a decrease in billable MOU. Packet ARPU also decreased by ¥20 (0.7%) to ¥2,700 in the fiscal year ended March 31, 2014, from ¥2,720 in the fiscal year ended March 31, 2013, mainly as a result of the impact of the “Monthly Support” discount program. Smart ARPU increased by ¥80 (19.0%) to ¥500 from ¥420 due to, among other things, an increase in revenues from “dmarket” services.

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

The following table shows data regarding MOU and ARPU of mobile phone services:

	As of March 31,
	2013	2014	Change	Percent Change
MOU (minutes)	117	106	(11)	(9.4)%
Billable MOU (minutes)	89	74	(15)	(16.9)%
Aggregate ARPU	¥4,900	¥4,610	¥(290)	(5.9)%
Voice ARPU	1,760	1,410	(350)	(19.9)%
Packet ARPU	2,720	2,700	(20)	(0.7)%
Smart ARPU	420	500	80	19.0%

The portion of FOMA revenues attributable to IP/packet related services is recorded under IP/packet communications service revenues.

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, NTT DOCOMO further enhanced its sizeable handset lineup in an effort to meet the diverse needs of a broad range of customers. To meet customers’ wide-ranging needs, in addition to launching sales of the iPhone*, NTT DOCOMO launched new smartphones equipped with designs and features targeted toward a broader user base, from kids to seniors, such as “Raku-Raku SMARTPHONE” and “Smartphone for Junior.”

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., telephone subscriber lines, INS-Net and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from LTE (“Xi”) mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its LTE (“Xi”) and “FOMA” services, and its Smart ARPU is based on operating revenues from providing services incidental to LTE (“Xi”) and “FOMA” wireless communications services (content services-related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

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

(3) NTT DOCOMO’s ARPU and MOU calculation methods have been changed from the second quarter of the fiscal year ended March 31, 2015. Accordingly, the ARPU data for the results for the fiscal year ended March 31, 2014, and the fiscal year ended March 31, 2013 have also been changed.

(4) Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU and MOU.

(5) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

Liquidity and Capital Resources

The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities during the fiscal year ended March 31, 2015 amounted to ¥2,391.8 billion, a decrease of ¥336.1 billion from ¥2,727.9 billion in the fiscal year ended March 31, 2014. This decrease was primarily the result of, among other things, the last day of the fiscal year ended March 31, 2013 having been a bank holiday, which resulted in the collection of a portion of telephone and certain other charges that had accrued during the fiscal year ended March 31, 2013 being carried over to the fiscal year ended March 31, 2014, as well as a decrease in mobile voice-related services revenues due to the effect of the “Monthly Support” discount program and the new “Kakehodai & Pake-aeru” billing plan.

NTT Group used the net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities during the fiscal year ended March 31, 2015 amounted to ¥1,868.6 billion, a decrease of ¥238.2 billion from ¥2,106.8 billion in the fiscal year ended March 31, 2014. This decrease was due to, among other things, a ¥169.0 billion decrease in expenditures on acquisitions of subsidiaries and a ¥100.1 billion decrease in payments for property, plant and equipment and in intangible assets computed on a cash basis.

The decrease in payments for investments in property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2015 resulted from, among other things, the integration of equipment and streamlining of our research and development items in the mobile communications business, in addition to reduced capital expenditures resulting from improved efficiency in opening new fiber-optic lines in the regional communications business. For the fiscal year ended March 31, 2015, capital investments amounted to ¥1,817.5 billion on an accrual basis, of which ¥666.2 billion was invested in the regional communications business and ¥661.8 billion was invested in the mobile communications business.

Net cash used in financing activities during the fiscal year ended March 31, 2015 amounted to ¥678.0 billion, an increase of ¥55.6 billion from ¥622.4 billion in the fiscal year ended March 31, 2014. The increase was due to, among other things, an increase of ¥169.3 billion in payments for the acquisition of shares of subsidiaries from noncontrolling interests, partially offset by a net increase of ¥100.8 billion in proceeds from the issuance of short-term and long-term debt. The capital raised from the issuance of long-term debt in the fiscal year ended March 31, 2015 includes ¥105.3 billion in net proceeds from corporate bond offerings and an aggregate of ¥510.1 billion in loans from financial institutions.

As of March 31, 2015, the total interest-bearing debt of NTT Group was ¥4,406.7 billion, an increase of ¥206.8 billion from March 31, 2014. The ratio of interest-bearing debt to shareholders’ equity stood at 50.8% as of March 31, 2015 (compared to 49.3% as of March 31, 2014). Interest-bearing debt comprises short-term debt and long-term debt, as shown in Note 10 to the Consolidated Financial Statements, as well as ¥17.2 billion in deposits received pursuant to depositary agreements.

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

For the fiscal year ending March 31, 2016, NTT Group expects to make capital investments totaling ¥1,760.0 billion on an accrual basis, a decrease of ¥57.5 billion from the fiscal year ended March 31, 2015, due to, among other things, network simplification and improved efficiency in the opening of fiber-optic lines in the regional communications business, and improved efficiency in the construction of LTE base stations in the mobile communications business. The total amount of expected capital investments includes ¥631.0 billion by the regional communications business and ¥630.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict.

Liquidity

As of March 31, 2015, NTT Group had cash and cash equivalents (including short-term investments with principal maturities of less than three months) of ¥849.2 billion (compared with ¥984.5 billion as of March 31, 2014). Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used as working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(in millions of yen)
Long-term debt(1)
Bonds	1,938,023	234,994	687,502	505,541	509,986
Bank loans	2,121,081	135,285	470,464	538,552	976,780
Interest payments on long-term debt	234,511	42,997	71,947	43,488	76,079
Capital lease obligations(2)	69,181	21,900	28,448	10,180	8,653
Operating leases	137,122	38,230	49,570	26,912	22,410
Purchase obligations(3)	824,629	690,651	93,972	34,499	5,507
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	5,324,547	1,164,057	1,401,903	1,159,172	1,599,415

(1)	See Note 10 to the Consolidated Financial Statements for details.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations include outstanding commitments for the purchase of property, plant and equipment and other assets.
(4)	The amount of other long-term obligations is not shown in the above table, due to the immateriality of certain obligations and uncertainty of certain payments. In addition, NTT Group expects to contribute a total amount of ¥16,756 million to its pension plans in the fiscal year ending March 31, 2016 (see Note 11 to the Consolidated Financial Statements).

As of March 31, 2015, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately ¥824.6 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

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

The decrease in investments in payments for property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2014 resulted from, among other things, improved efficiency in building networks in the mobile communications business, in addition to the completion of investments related to IP migration in the regional communications business. For the fiscal year ended March 31, 2014, capital investments amounted to ¥1,892.8 billion on an accrual basis, of which ¥722.8 billion was invested in the regional communications business and ¥703.1 billion was invested in the mobile communications business.

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

As of March 31, 2014, the total interest-bearing debt of NTT Group was ¥4,200.0 billion, an increase of ¥164.0 billion from March 31, 2013. The ratio of interest-bearing debt to shareholders’ equity stood at 49.3% as of March 31, 2014 (compared to 49.0% as of March 31, 2013). Interest-bearing debt comprises short-term debt and long-term debt, as shown in Note 10 to the Consolidated Financial Statements, as well as ¥21.5 billion in deposits received pursuant to depositary agreements.

*	Reflects the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company. For details, see Note 7 to the Consolidated Financial Statements.

Liquidity

As of March 31, 2014, NTT Group had cash and cash equivalents (including short-term investments with principal maturities of less than three months) of ¥984.5 billion (compared with ¥961.4 billion as of March 31, 2013).

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2013, March 31, 2014 and March 31, 2015 were ¥269.2 billion, ¥249.3 billion and ¥233.8 billion, respectively.

The following table presents a summary of research and development costs by segment for the fiscal years ended March 31, 2013, March 31, 2014 and March 31, 2015:

	Year ended March 31,
	2013	2014	2015
	(in millions of yen)
Regional Communications Business(1)	¥118,473	¥107,857	¥99,239
Long Distance and International Communications Business(2)	15,619	16,068	16,380
Mobile Communications Business(3)	111,294	102,039	96,997
Data Communications Business(4)	12,105	12,832	12,912
Other Business(5)	132,701	125,000	114,724

Sub-total	390,192	363,796	340,252
Elimination	(121,000)	(114,501)	(106,500)

Total	¥269,192	¥249,295	¥233,752

(1)	Research and development relating to IP and broadband services, increasing access services to meet diversifying user needs, high value-added services, and other services.
(2)	Development of high value-added services in fields ranging from IP networks to platforms, and other services.
(3)	Research and development in the area of new products and services related to mobile communications, and research and development aimed at increasing the quality of existing services and enhancing the performance of network functions, among other things.
(4)	Technology development to strengthen competitiveness in systems integration and other fields.
(5)	Research and development relating to: (a) the creation of basic technologies required for the development of advanced networks and new services that will support the development of a ubiquitous broadband society, (b) technologies that contribute to reducing industry’s burden on the environment, (c) new principles, new parts and new materials expected to bring about extensive technological innovations in the information and communications sector, and (d) others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, optical broadband services, LTE services and smartphones, tablets and other devices using Wi-Fi and other broadband connectivity have gained widespread market acceptance, and the use of social media and cloud services has become more pervasive. There has also been a trend, not only in developed countries but also in developing countries, toward various new participants including telecommunications companies entering the market, and rapid growth in the variety and sophistication of services.

The fixed-line communications market is also changing dramatically. In addition to growing competition in broadband service facilities and services centered around the shift to fiber-optic services, there has been an increase in new services that use a variety of wireless devices, as a result of which there has been more diversification of customer usage applications, and an increase in off-load needs resulting from the increase in the amount of data transmitted.

In the mobile telecommunications market, NTT expects a diverse range of new market players to continue entering the market and the continued introduction of new services due to, among other things, the widespread use of smartphones and tablets, in addition to government measures to encourage competition.

NTT Group anticipates the following major trends in the fiscal year ending March 31, 2016:

•

NTT Group expects an increase in consolidated operating revenues for the fiscal year ending March 31, 2016 resulting from an anticipated growth of mobile communications business revenues and continued expansion of its overseas business. NTT Group is targeting a sixth consecutive year-on-year increase and a record-high in revenues.

•	While NTT Group expects the number of consumer subscriptions to fiber-optic access services, such as “FLET’S Hikari,” to decrease during the fiscal year ending March 31, 2016, NTT Group also expects a net increase in the overall number of subscriptions due to an increase in new users resulting from the support of new services created by its business partners and by further strengthening the sales of “FLET’S Hikari” to businesses including SMEs.

•

Fixed-line telephone and INS-Net subscriptions are expected to decline in the fiscal year ending March 31, 2016, similar to the decline recorded in the fiscal year ended March 31, 2015, due to, among other things, continued customer migration to optical IP telephone services, including “Hikari Denwa.”

•

NTT Group expects a net increase in the number of mobile phone service subscriptions in the fiscal year ending March 31, 2016. NTT intends to reduce its subscription cancellations by introducing new rate plans and attracting family member subscriptions with “DOCOMO Hikari.” NTT aims to acquire new customers by appealing to family members currently using competitor services and create demand for a second phone. In the fiscal year ending March 31, 2016, NTT Group intends to target increased revenues through the introduction and promotion of new rate plans, such as “DOCOMO Hikari,” and migration to more advanced rate plans. NTT Group will work to expand its “dmarket” services, promote the expansion of the scope of services available to homes, and reinforce corporate sales to accelerate efforts in the B2B2C market, while further strengthening its network and streamlining capital investments in an effort to reduce costs.

•

NTT Group aims to further accelerate the development of its global business, using Global Cloud services as the cornerstone of its business operations. Based on a mission to achieve steady sales growth, and to achieve organic growth exceeding that of the market, NTT Group will work to strengthen the products and services of the Group as a whole, while strengthening its sales and marketing efforts, including further upselling and cross-selling and the expansion of global accounts. In addition, NTT Group will implement measures to drastically improve cost efficiency and strengthen Group governance and risk management.

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

Off-Balance Sheet Arrangements

As of March 31, 2015, NTT Group’s contingent liabilities for loans and other loans that NTT Group guaranteed totaled ¥70.8 billion.

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

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. Due to this change, “Depreciation and amortization” in the fiscal year ended March 31, 2015 decreased by ¥51.3 billion. NTT Group also reviews such assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. For the fiscal year ended March 31, 2015, NTT Group recorded an impairment loss of ¥30.2 billion on its multimedia broadcasting business for mobile devices related long-lived assets. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2013, 2014 and 2015 (including the impairment loss described above) were ¥5.4 billion, ¥5.7 billion and ¥38.7 billion, respectively.

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

During the fiscal year ended March 31, 2015, NTT DOCOMO realigned its operating segments in order to reflect its changing business management. As a result of this realignment of operating segments, NTT Group reorganized the reporting structure of its mobile communications business segment into communications, smart life and other businesses reporting units. In conjunction with this change, NTT Group reassigned the goodwill attributable to these reporting units prior to the realignment to the communications, smart life and other businesses reporting units using a relative fair value allocation approach based on the composition of each business reporting unit prior to the realignment. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group measures fair value based on certain assumptions that are determined to be currently reasonable. However, actual values may differ from those stated in the consolidated financial statements if unexpected changes occur in the business operation environment in the future. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2013, 2014 and 2015 were ¥31.3 billion, ¥6.2 billion and ¥3.5 billion, respectively. As of March 31, 2015, out of the material reporting units, the carrying amounts of goodwill attributable to Dimension Data in the long distance and international communications business segment and the carrying amounts of goodwill attributable to Global Business in the data communications business segment were ¥296.4 billion and ¥235.6 billion, respectively. As a result of the annual impairment test conducted for the fiscal year ended March 31, 2015, the fair value of the reporting unit attributable to Dimension Data in the long distance and international communications business segment and the fair value of the reporting unit attributable to Global Business in the data communications business segment exceeded their carrying amounts by 12.5% and 15.9%, respectively.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under the cost method, equity method or at fair value. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below the carrying amounts, the length of time the value has been below the carrying amounts, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. NTT Group performs a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses, in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and penetration speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment losses for “Marketable securities and other investments” in the fiscal years ended March 31, 2013, 2014 and 2015 were approximately ¥11.0 billion, ¥3.0 billion and ¥2.0 billion, respectively. NTT Group reviews factors such as the financial condition and near-term prospects of those investees in order to determine if the value of any of our investments in them has suffered a decline that was other than temporary due to the recent economic and financial environment surrounding the industry of those equity method investees.

NTT Group reviewed the business outlook of TTSL in order to determine if the value of its investment in TTSL had suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2013, NTT Group adjusted downward its estimated future cash flows of TTSL as a result of the intensifying tariff competition among mobile network operators in India and NTT DOCOMO’s views of its long-term outlook at that time, and NTT Group concluded that the recoverable amount was significantly below the carrying amount and that this impairment was other than temporary. Consequently, NTT Group recognized an impairment charge of ¥6.8 billion. During the fiscal year ended March 31, 2014, NTT DOCOMO further revised downward its estimate of TTSL’s future cash flows due to the growing business risk of mobile network operators in India, including as a result of an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise in the auction price of frequency spectrum in India. Reflecting this growing business risk and TTSL’s recent operating results, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows, and NTT Group concluded that the decline in value was other than temporary. Consequently, NTT Group recognized an additional impairment charge of ¥51.2 billion. NTT Group plans to dispose of its entire investment in TTSL. NTT Group may recognize a gain or loss upon disposition of its TTSL shares or if the transaction as described in Note 7 to the Consolidated Financial Statements is not be carried out. As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in the values of certain investments, including TTSL, and recognized impairment charges aggregating ¥25.9 billion and ¥51.3 billion for the fiscal years ended March 31, 2013 and 2014, respectively. In the past, NTT Group experienced material impairments in the value of its investments in equity method affiliates that were included in “Equity in earnings (losses) of affiliated companies” in its consolidated statements of income and comprehensive income for relevant years. NTT Group may experience similar impairments with respect to “Marketable securities and other investments” and “Investments in affiliated companies” again in the future. NTT Group may also experience material gains or losses on the sale of investments.

Employees’ retirement benefits

The total costs of employees’ retirement benefits and pension plans represented approximately 1.2% and 1.0% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2014 and 2015, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include the expected long-term rate of return on plan assets, a discount rate, the rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from NTT Group’s assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2015, the total amount of net actuarial loss was ¥257.4 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the expected average remaining service period of employees on a straight-line basis. That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.0% to 2.5% for the fiscal years ended March 31, 2014 and March 31, 2015, respectively. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on NTT’s analysis of historical results. The projected allocation of plan assets is developed in consideration of the expected long-term investment returns for each category of plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 47.0%, 13.0%, 10.0%, 10.0% and 20.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 42.8%, 20.8%, 10.0%, 14.4% and 12.0% (weighted-average) of plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2015, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2014 and 2015 were approximately 8.0% and 11.0%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 1.5% as of March 31, 2014 and 1.4% as of March 31, 2015. In determining the benefit obligations, NTT Group used a discount rate of 1.4% as of March 31, 2014 and 1.0% as of March 31, 2015 In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2015:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 220.0	+/- 5.0	+/- 150.0
50 basis point increase / decrease in expected return on assets	—	-/+ 11.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. In accordance with the Act on Partial Revision of the Income Tax Act enacted on March 20, 2014, the income tax rate was adjusted starting from consolidated accounting periods beginning on or after April 1, 2014. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥12.6 billion, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2014. Net income attributable to NTT decreased ¥9.6 billion for the fiscal year ended March 31, 2014. In accordance with the Act on Partial Revision of the Income Tax Act enacted on March 31, 2015, the income tax rates have been changed for fiscal years beginning on or after April 1, 2015. As a result of this change in tax rate, net deferred tax assets amounts existing on the enactment date decreased to ¥54.4 billion, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2015. Net income attributable to NTT decreased ¥47.8 billion for the fiscal year ended March 31, 2015. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense in the period in which such judgment is made.

As of March 31, 2014 and 2015, NTT Group had gross deferred tax assets of ¥1,552.6 billion and ¥1,491.1 billion, which included respective valuation allowance of ¥259.9 billion and ¥266.0 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The change in the valuation allowance did not have a material impact on income tax expense and reflected the write-off of deferred tax assets that expired unused.

Accrued liabilities for point programs

NTT Group offers mobile services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records

“Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2014 and 2015 was ¥134.6 billion and ¥110.6 billion, respectively. Point program expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥81.8 billion, ¥79.0 billion and ¥77.8 billion, respectively.

In determining the accrued liabilities for point programs, NTT Group estimates such factors as the point utilization rate, taking into account the forfeitures caused by, among other things, expected future subscription cancellations. Higher than estimated point utilization rates could result in the need to recognize additional expenses or accrued liabilities in the future.

In determining the accrued liabilities for point programs, NTT Group estimates that as of March 31, 2015, a one-percent increase in the point utilization rate would result in an additional liability accrual of approximately ¥1.1 billion, if all other factors are held constant.

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

On April 29, 2015, the FASB issued an exposure draft to delay the effective date of the ASU by one year. In the event that the exposure draft goes into effect, the standard would be effective for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted. NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of NTT’s affairs is the responsibility of its Board. The Board currently consists of 12 members. Members of the Board are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders. The most recent election was held on June 26, 2015, during which shareholders approved the election of one Member of the Board and five Audit & Supervisory Board Members.

The following is a list of NTT’s Members of the Board, Audit & Supervisory Board Members and Presidents of principal subsidiaries as of June 30, 2015:

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Members of the Board
Satoshi Miura	Member of the Board and Chairman	Chairman of the Board	Apr. 3, 1944	June 2016	15,620	June 2012
Hiroo Unoura	Representative Director and President	Chief Executive Officer	Jan. 13, 1949	June 2016	12,700	June 2012
Hiromichi Shinohara	Representative Director and Senior Executive Vice President	Chief Technology Officer, Chief Information Security Officer, Senior Vice President of Research and Development Planning; in charge of technical strategy and international standardization	Mar. 15, 1954	June 2016	6,300	June 2014
Jun Sawada	Representative Director and Senior Executive Vice President	Chief Financial Officer, Chief Compliance Officer and Chief Information Officer; in charge of business strategy and risk management	July 30, 1955	June 2016	4,700	June 2014
Mitsuyoshi Kobayashi	Executive Vice President	Senior Vice President of Technology Planning Department	Nov. 3, 1957	June 2016	3,500	June 2014
Akira Shimada	Executive Vice President	Senior Vice President of General Affairs Department	Dec. 18, 1957	June 2016	3,200	June 2015
Hiroshi Tsujigami	Member of the Board	Senior Vice President of Corporate Strategy Planning Department	Sept. 8, 1958	June 2016	3,100	June 2012
Tsunehisa Okuno	Member of the Board	Senior Vice President of Global Business Office	Oct. 12, 1960	June 2016	1,800	June 2012
Hiroki Kuriyama	Member of the Board	Senior Vice President of Strategic Business Development; in charge of 2020 Project	May 27, 1961	June 2016	1,185	June 2014
Takashi Hiroi	Member of the Board	Senior Vice President of Finance and Accounting Department	Feb. 13, 1963	June 2016	1,200	June 2015
Katsuhiko Shirai	Outside Member of the Board	Chairperson of the Foundation for the Open University of Japan and Director of Japan Display, Inc.	Sept. 24, 1939	June 2016	1,200	June 2012
Sadayuki Sakakibara	Outside Member of the Board	Chief Senior Adviser, Chief Senior Counselor of Toray Industries, Inc.; Director of Hitachi, Ltd.; and Chairman of the Japan Business Federation (Keidanren)	Mar. 22, 1943	June 2016	3,300	June 2012

Name	Title	Principal Occupation and Other Responsibilities	Date of Birth	Date Current Term Ends	Shares Owned(1)	Date First Appointed
Audit & Supervisory Board Members
Kiyoshi Kosaka	Audit & Supervisory Board Member	—	Mar. 28, 1951	June 2019	4,900	June 2012
Akiko Ide	Audit & Supervisory Board Member	—	Feb. 28, 1955	June 2019	1,200	June 2014
Michiko Tomonaga	Outside Audit & Supervisory Board Member	Certified Public Accountant; Corporate Auditor of Keikyu Corporation; Corporate Auditor of the Corporation for Revitalizing Earthquake-Affected Business; and Director of Japan Exchange Group, Inc.	July 26, 1947	June 2019	1,000	June 2011
Seiichi Ochiai	Outside Audit & Supervisory Board Member	Lawyer; Director of Meiji Yasuda Life Insurance Company; and Auditor of Ube Industries, Ltd.	Apr. 10, 1944	June 2019	2,302	June 2012
Takashi Iida	Outside Audit & Supervisory Board Member	Lawyer; Auditor of Shimadzu Corporation; and Director of Alps Electric Co., Ltd.	Sep. 5, 1946	June 2019	1,100	June 2014

Presidents of Principal Subsidiaries
Masayuki Yamamura	President, NTT East	—	Mar. 30, 1953	June 2016	(2)	June 2012
Kazutoshi Murao	President, NTT West	—	Oct. 21, 1952	June 2016	(2)	June 2012
Tetsuya Shoji	President, NTT Communications	—	Feb. 28, 1954	June 2016	(2)	June 2015
Kaoru Kato	President, NTT DOCOMO	—	May 20, 1951	June 2016	(2)	June 2012
Toshio Iwamoto	President, NTT DATA	—	Jan. 5, 1953	June 2017	(2)	June 2012

(1)	NTT Shares owned as of June 30, 2015.
(2)	The number of Shares owned represents less than one percent of all outstanding Shares.

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

Mitsuyoshi Kobayashi joined Nippon Telegraph and Telephone Public Corporation in April 1982. In May 2002, he became a Senior Manager of the Personnel Department of NTT West. In June 2006, he became a General Manager of NTT West’s Okayama branch. In July 2008, he became a General Manager of NTT West’s Service Management Department. In June 2010, he became a Senior Vice President and General Manager of NTT West’s Service Management Department. In June 2012, he was elected to his current position as Director of NTT Comware, became a Member of the Board and Senior Vice President of the Technology Planning Department of NTT and concurrently served as Senior Vice President of NTT’s Strategic Business Development Division, from which he resigned in June 2014. In June 2014, he was elected to his current positions of Executive Vice President and Senior Vice President of NTT’s Technology Planning Department.

Akira Shimada joined Nippon Telegraph and Telephone Public Corporation in April 1981. In June 2007, he became a Vice President of NTT’s Corporate Strategy Planning Department. In July 2007, he became a General Manager of NTT West’s Accounts and Finance Department. In July 2009, he became a General Manager of NTT East’s General Affairs and Personnel Department. In June 2011, he became a Senior Vice President and General Manager of NTT East’s General Affairs and Personnel Department. In June 2012, he was elected to the positions of Member of the Board and Senior Vice President of the General Affairs Department of NTT and Member of the Board of NTT West, and until June 2014, served concurrently as Vice President of the Internal Control Office within NTT’s General Affairs Department. In June 2015, he was elected to his current positions of Executive Vice President and Senior Vice President of NTT’s General Affairs Department.

Hiroshi Tsujigami joined Nippon Telegraph and Telephone Public Corporation in April 1983. In October 2000, he became a Vice President of NTT’s Department I. In July 2003, he became a Senior Manager of NTT West’s Corporate Strategy Planning Department. In July 2007, he became a Vice President of NTT’s Corporate Strategy Planning Department. In June 2012, he was elected to his current position of Member of the Board and Senior Vice President of the Corporate Strategy Planning Department of NTT, and was also elected as Senior Vice President of NTT East.

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

Takashi Hiroi joined NTT in April 1986. In July 2002, he became a Vice President of NTT’s Department I. In May 2005, he became a Vice President of NTT’s Corporate Business Strategy Division. In June 2008, he became a Vice President of NTT’s Strategic Business Development Division. In July 2009, he became a Vice President of NTT’s Corporate Strategy Planning Department. In June 2014, he became a Senior Vice President of NTT’s Finance and Accounting Department. In June 2015, he assumed the concurrent role of Member of the Board of NTT.

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

Sadayuki Sakakibara joined Toyo Rayon Co., Ltd (currently registered as Toray Industries, Inc.) in April 1967. In June 1994, he became a Director of the First Corporate Planning Department, and in June 1996, he became a Director of Toray Industries, Inc. In June 1998, he became a Managing Director, and in June 1999, he became a Senior Managing Director of Toray Industries, Inc. In June 2001, he became an Executive Vice President of Toray Industries, Inc. and was appointed a Representative Member of the Board of Toray Industries, Inc., in which role he served until June 2014. In June 2002, he became the President of Toray Industries, Inc. In June 2010, he became a Chairman of the Board of Toray Industries, Inc. In June 2012, he was elected to his current position as Outside Member of the Board of NTT. In June 2014, he assumed the concurrent role as Chairman of the Japan Business Federation (Keidanren). In June 2015, he assumed his position as Chief Senior Adviser and Chief Senior Counselor of Toray Industries, Inc.

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

Seiichi Ochiai became an Instructor in the Faculty of Law of the University of Tokyo in April 1974. In April 1977, he became an Associate Professor in the Faculty of Law of Seikei University, and in April 1981, became a Professor in the Faculty of Law of Seikei University. In April 1990, he became a Professor at the University of Tokyo Graduate Schools for Law and Politics and the Faculty of Law of the University of Tokyo. From April 2007 to March 2015, he served as Professor at Chuo Law School. In April 2007, he assumed his current position as Registered Lawyer (Daiichi Tokyo Bar Association), and in June 2007, assumed his other current position as an Emeritus Professor at the University of Tokyo. From June 2008 to June 2012, he served as an Outside Director of EBARA CORPORATION. In June 2012, he was elected to his current position as an Outside Audit & Supervisory Board Member of NTT. In July 2012, he was elected a Director of Meiji Yasuda Life Insurance Company, and in June 2013, was elected an Outside Corporate Auditor of Ube Industries, Ltd., in which positions he continues to serve.

Takashi Iida was registered as a Lawyer (Daini Tokyo Bar Association) in April 1974, and joined Mori Sogo Law Offices (currently Mori Hamada & Matsumoto) the same year, retiring from the firm on December 31, 2011. From April 1991 to March 31, 1992, he served as Deputy Chairman of the Daini Tokyo Bar Association. From April 1997 through March 31, 1998, he served as Executive Director of the Japan Federation of Bar Associations. From April 2006 through March 31, 2007, he served as Chairman of the Daini Tokyo Bar Association and Deputy Chairman of the Japan Federation of Bar Associations. He then established the Kowa Law Office in January 2012, and from June of the same year became an Outside Corporate Auditor for Shimadzu Corporation. From June 2013 to June 16, 2015, he served as an Outside Corporate Auditor for JAFCO Co., Ltd. and an Outside Corporate Director for Alps Electric Co., Ltd. In June 2014, he assumed his current position as Audit & Supervisory Board Member for NTT.

Masayuki Yamamura joined Nippon Telegraph and Telephone Public Corporation in April 1978. In May 2005, he became a Vice President of NTT’s Corporate Business Strategy Division. In June 2005, he became a Senior Vice President and General Manager NTT East’s Tokyo Branch, and until June 2006, he served concurrently as Deputy Senior Executive Manager of NTT East’s Business User Sales Promotion Headquarters. In June 2008, he became an Executive Vice President and General Manager of NTT East’s Tokyo Branch. In June 2009, he became an Executive Vice President and Senior Executive Manager of NTT East’s Network Business Headquarters, and until June 2007, he served concurrently as an Executive Manager of NTT East’s Planning Department, Network Business Headquarters and a General Manager of NTT East’s Research and Development Center, Network Business Headquarters. Until May 2011, he served concurrently as an Executive Manager of NTT East’s Plant Department, Network Business Headquarters. In June 2012, he was elected to his current position as the President of NTT East.

Kazutoshi Murao joined Nippon Telegraph and Telephone Public Corporation in April 1976. In April 2005, he became a General Manager of NTT West’s Miyako Branch. In June 2005, he became a Member of the Board and Executive Manager of NTT West’s Corporate Strategy Planning Department. From July 2006 to June 2012,

he served concurrently as Deputy Senior Executive Manager of NTT West’s Kansai Regional Headquarters, and from June 2007 to July 2007, he served concurrently as NTT West’s Executive Manager of Accounts and Finance Department. In June 2008, he became an Executive Vice President and Executive Manager of NTT West’s Corporate Strategy Planning Department. In June 2009, he became a Senior Executive Vice President and Senior Executive Manager of NTT West’s Marketing Headquarters, and until October 2009, he served concurrently as Executive Manager of the Corporate Strategy Planning Department. From June 2010 to September 2010, he served concurrently as Executive Manager of NTT West’s Marketing Department, Marketing Headquarters. In June 2012, he was elected to his current position as the President of NTT West.

Tetsuya Shoji joined Nippon Telegraph and Telephone Public Corporation in April 1977. In July 2002, he became a Vice President of NTT’s Department V. In July 2005, he became an Executive Manager of NTT West’s Personnel Department. In June 2006, he assumed the concurrent role of Member of the Board of NTT West. In June 2009, he became a Member of the Board and Senior Vice President of NTT’s General Affairs Department, and served concurrently as Vice President of the Internal Control Office of NTT’s General Affairs Department. In June 2012, he became a Senior Executive Vice President of NTT Communications. In June 2015, he was elected to his current position as the President of NTT Communications.

Kaoru Kato joined Nippon Telegraph and Telephone Public Corporation in April 1977. In July 2007, he became an Executive Vice President, Managing Director of NTT DOCOMO Kansai, Inc.’s Corporate Strategy and Planning Department. In June 2008, he became an Executive Vice President and Managing Director of NTT DOCOMO’s Corporate Strategy and Planning Department, and from April 2009 to June 2009, he served concurrently as Managing Director of NTT DOCOMO’s Mobile Society Research Institute. In June 2012, he was elected to his current position as the President of NTT DOCOMO.

Toshio Iwamoto joined Nippon Telegraph and Telephone Public Corporation in April 1976. In June 2004, he became NTT DATA’s Director and Head of Payment Solutions Sector, and he served concurrently as its Deputy Head of Financial Business Sector. In June 2005, he became a Senior Vice President and Head of Financial Business Sector of NTT DATA. In June 2007, he became a Director, Senior Vice President and Head of Financial Business Sector of NTT DATA, and served concurrently as Head of the Fourth Public Sector. In July 2008, he became a Director and Executive Vice President of NTT DATA. In June 2009, he became a Representative Director and Senior Executive Vice President of NTT DATA, and from July 2009 to June 2011, he served concurrently as Company President of the Public & Financial IT Services Company and was in charge of public and financial sector businesses. In June 2012, he was elected to his current position as the President of NTT DATA.

None of NTT’s Members of the Board, Audit & Supervisory Board Members or presidents of principal subsidiaries is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

Compensation

Policies

In order to improve objectivity and transparency regarding matters concerning the compensation of Members of the Board, NTT established the Appointment and Compensation Council, comprised of four Members of the Board, including two Outside Members of the Board, and such matters are decided by the Board after deliberation by this council.

Compensation of Members of the Board (excluding Outside Members of the Board) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each member’s roles and responsibilities. The bonus is paid on the basis of NTT’s business results for the applicable fiscal year. In addition, Members of the Board make minimum monthly contributions for the purchase of NTT Shares through the Directors’ Shareholding Association, to encourage a medium- and long-term perspective. Members of the Board hold the Shares they purchase for the duration of their terms of office.

In order to maintain a high level of independence, compensation of Outside Members of the Board consists of a base salary only (payable monthly), and is not linked to NTT’s business results.

Compensation of Audit & Supervisory Board Members is determined by discussion among the Audit & Supervisory Board Members and consists of a base salary only (payable monthly) for the same reasons as those cited above with respect to Outside Members of the Board.

Total Compensation of Members of the Board and Audit & Supervisory Board Members During the Fiscal Year Ended March 31, 2015

Position	Number of Payees	Base Salary	Bonus	Total
		(millions of yen)
Members of the Board (excluding Outside Members of the Board)	12	¥387	¥80	¥467
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	3	¥68	—	¥68

Total	15	¥455	¥80	¥535

Notes:

1.

The numbers above include three Members of the Board and one Audit & Supervisory Board Member whose resignations became effective at the conclusion of the 29th Ordinary General Meeting of Shareholders held on June 26, 2014.

2.	Upper limits on total annual compensation of Members of the Board and Audit & Supervisory Board Members were set at an aggregate of ¥750 million for Members of the Board and ¥200 million for Audit & Supervisory Board Members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.
3.	In addition to the above, NTT Group paid an aggregate of ¥13 million as executive bonuses to six of its Members of the Board who also hold executive management positions.

Total Compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members During the Fiscal Year Ended March 31, 2015

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members	6	¥60

Note: The numbers above include one Outside Member of the Board whose resignation became effective at the conclusion of the 29th Ordinary General Meeting of Shareholders held on June 26, 2014.

Board Practices

Board of Directors

NTT’s Board is currently composed of twelve directors, referred to as “Members of the Board.” While not mandated by the Companies Act, two of NTT’s directors are outside directors (i.e., directors who meet certain requirements under the Companies Act, including, among other things, the following: (i) persons who are not currently executive directors, executive officers or employees, including managers (collectively, “Executive Directors etc.”) of NTT or any of its subsidiaries, and who have not been Executive Directors etc. of NTT or any of its subsidiaries within 10 years prior to assuming the position of director; (ii) persons who have been directors, accounting advisors or corporate auditors (excluding Executive Directors etc.) of NTT or any of its subsidiaries within 10 years prior to newly assuming the position of director but who have not been Executive Directors etc. thereof within 10 years prior to assuming such previous position as director, accounting advisor or corporate auditor of NTT or any of its subsidiaries (excluding Executive Directors etc.); and (iii) persons who are not currently spouses or relatives within two degrees of a director, executive officer or important employee, including a manager, of NTT). The presence of outside directors serves to strengthen the Board’s ability to monitor the fairness of business operations, and NTT’s outside directors actively contribute to discussions at Board meetings. Following an amendment to the Companies Act effective as of May 1, 2015, if NTT has no outside directors at the end of any fiscal year, it will be required to present an explanation at its ordinary general meeting of shareholders as to why the appointment of outside directors is inappropriate. In addition, TSE rules require that at least one of NTT’s outside directors or outside corporate auditors (as described below) meet certain additional independence criteria established by the TSE. Further, TSE rules also require NTT to endeavor to have at least one director who meets such independence criteria. Additionally, the TSE has adopted the Corporate Governance Code, which became effective as of June 1, 2015 (apart from TSE rules, the “TSE Code”). With respect to the TSE Code, the TSE rules adopt a “comply-or-explain” approach, requiring TSE-listed companies to either comply with the principles of the TSE Code or otherwise provide public disclosure explaining the reason for not complying. According to the TSE Code, TSE-listed companies should have at least two directors who qualify as outside independent directors within the meaning of the TSE Code.

NTT’s Articles of Incorporation provide that the Board shall have no more than fifteen members. The Board nominates candidates for Member of the Board, who are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights that hold Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the term of office of a Member of the Board expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within two years from such Member of the Board’s assumption of office. Members of the Board may be reappointed upon expiration of their term of office. By resolution, the Board may designate, from among its members, one President and one or more Representative Members of the Board, who have the authority to represent the company generally in the conduct of its affairs. NTT’s Board may appoint one Chairman and one or more Senior Executive Vice Presidents and Executive Vice Presidents. In addition, the Companies Act provides that a resolution adopted by a majority vote of shareholders present is necessary to remove directors from office unless a higher threshold is provided under the Articles of Incorporation. Under NTT’s Articles of Incorporation, a resolution adopted by a majority vote of shareholders present at a meeting of shareholders is required for this purpose.

The Board is responsible for decisions regarding important management issues and for supervising the directors’ execution of their duties. As a general rule, the Board meets once a month. Under the Companies Act, directors are prohibited from engaging in any transaction in competition with any of the company’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with the company’s interests, unless the transaction is approved by a board resolution. No director may vote on a proposal in which that director is deemed to be materially interested. In addition, the Companies Act requires a resolution of the board to decide on material business matters including, but not limited to, acquisition or disposal of material assets, substantial borrowings, issuance of bonds and establishment of internal control systems.

The Board’s resolutions are passed by a majority vote of Members of the Board present at a meeting attended by a majority of Members of the Board entitled to participate in the voting.

With regard to matters concerning the appointment and compensation of directors, in order to improve objectivity and transparency, NTT has established the Appointment and Compensation Council, a group of four Members of the Board, including two Outside Members of the Board. The Appointment and Compensation Council deliberates on matters concerning the appointment and compensation of directors before the Board meetings in which final determinations of such matters are made.

Pursuant to the Companies Act and NTT’s Articles of Incorporation, NTT, by resolution of the Board, may exempt its directors (including former directors) and corporate auditors (including former corporate auditors) from liability to NTT for actions taken in good faith and without gross negligence in connection with the performance of their duties, subject to limits imposed by the Companies Act. In addition, NTT has entered into an agreement with each of its outside directors and corporate auditors limiting their maximum liability to NTT for actions taken in good faith and without gross negligence in connection with their performance of their duties, subject to limits imposed by the Companies Act.

Audit & Supervisory Board

NTT maintains a board of corporate auditors (the “Audit & Supervisory Board”), which is composed of five corporate auditors, referred to as “Audit & Supervisory Board Members,” of whom three are outside corporate auditors. Each corporate auditor attends board of directors’ and other important meetings. Through this and other means, the corporate auditors monitor the execution of the duties of NTT’s directors and the condition of NTT’s business operations and assets, as appropriate. The corporate auditors are assisted by their staff maintained for such purposes. NTT’s board of corporate auditors works in collaboration with corporate auditors from NTT Group companies in carrying out its audit functions. Under the Companies Act, at least half of the corporate auditors must be outside corporate auditors (i.e., corporate auditors who meet certain requirements under the Companies Act, including, among other things, the following: (i) persons who have not been directors, accounting advisors, executive officers or employees, including managers, of NTT or any of its subsidiaries within 10 years prior to assuming the position of corporate auditor; (ii) persons who have been corporate auditors of NTT or any of its subsidiaries within 10 years prior to newly assuming the position of corporate auditor but who have not been directors, accounting advisors, executive officers or employees, including managers, within 10 years prior to assuming the such previous position as corporate auditor; and (iii) persons who are not currently spouses or relatives within two degrees of a director or important employee, including a manager, of NTT), and no corporate auditor may concurrently serve as a director, general manager or other employee of the relevant company or any of its subsidiaries or as an accounting advisor or officer of any of such company’s subsidiaries. As indicated in “—Board of Directors” above, at least one of NTT’s outside directors or outside corporate auditors is required to meet certain additional independence criteria established by the TSE. In addition, according to the TSE Code, at least one person who has appropriate expertise on finance and accounting should be appointed as a corporate auditor.

NTT’s Articles of Incorporation provide that there shall be no more than five Audit & Supervisory Board Members on NTT’s Audit & Supervisory Board. NTT’s Audit & Supervisory Board Members and their respective terms of office are identified in “Directors and Senior Management” above. As a general rule, NTT’s Audit & Supervisory Board Members are nominated by the Board with the consent of the Audit & Supervisory Board and are elected by resolution adopted by a majority vote of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Under NTT’s Articles of Incorporation, the Audit & Supervisory Board appoints by resolution one or more members who serve on a full-time basis. In accordance with the Companies Act and NTT’s Articles of Incorporation, the term of office of an Audit & Supervisory Board Member expires at the conclusion of the general meeting of shareholders relating to the last fiscal year ending within four years from such Audit & Supervisory Board Member’s assumption of office. Audit & Supervisory Board Members may be reappointed upon expiration of their term of office. Audit & Supervisory Board Members may be removed from office by resolution adopted by two-thirds or more of the votes of shareholders present at a general meeting of shareholders attended by shareholders entitled to exercise voting rights holding Shares representing in the aggregate one-third or more of the voting rights of all shareholders. Audit & Supervisory Board Members may state their opinions at a general meeting of shareholders in relation to the removal of an Audit & Supervisory Board Member.

Under the Companies Act, corporate auditors are obligated to audit the execution by the directors of their duties and carry out an accounting audit. Corporate auditors must also examine the agenda and related documents to be submitted by the board of directors to a general meeting of shareholders and report their opinion at the general meeting of shareholders in respect of any violations of relevant laws or their company’s articles of incorporation or other serious improprieties. Corporate auditors are required to attend and, if necessary, state their opinions at meetings of the board of directors, and, if the corporate auditors become aware of any violations or potential violations by the directors of relevant laws or their company’s articles of incorporation that could result in significant harm to the company, the corporate auditors have the right to demand that the directors discontinue the violation.

Further, under the Companies Act, certain “large companies” (such as NTT) are required to maintain a board of corporate auditors comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor nominated by the board of corporate auditors and appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among other things, matters regarding the independent auditor’s audit report, and to notify a designated director and the independent auditor of the contents of such report. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Pursuant to the Companies Act, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of its company’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

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

Employees

NTT and its consolidated subsidiaries had approximately 241,600 employees as of March 31, 2015. Of these employees, approximately 164,650 were employed within Japan and approximately 76,950 were employed outside of Japan as of March 31, 2015. Almost all of NTT Group’s employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai, or the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no strikes by the Union over the past ten years.

	Employees as of Fiscal Years Ended March 31,
	2013			2014			2015
Regional communications business	81,320	[66,442	]	75,838	[66,273	]	71,222	[66,471	]
Long distance communications and international business	33,434	[7,005	]	38,069	[8,305	]	42,234	[9,669	]
Mobile communications business	23,890	[11,584	]	24,860	[11,256	]	25,680	[11,450	]
Data communications business	61,369	[3,599	]	75,020	[3,652	]	76,642	[3,631	]
Other business	27,155	[8,915	]	25,969	[10,969	]	25,815	[10,427	]

Total	227,168	[97,545	]	239,756	[100,455	]	241,593	[101,648	]

Note:	The number of full-time employees as of March 31 of each of the years indicated is shown without brackets. The average annual number of temporary employees for the fiscal years indicated is shown in brackets.

Share Ownership

As of March 31, 2015, the Members of the Board of NTT owned a total of 55,205 Shares (less than 0.1% of outstanding Shares).

The NTT Board Members Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West, NTT Communications, NTT COMWARE,NTT FACILITIES and other NTT Group companies. Through this association, directors and corporate auditors of the respective NTT Group companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DOCOMO and NTT DATA also have similar directors’ shareholding associations for the respective purchases of NTT DOCOMO and NTT DATA stock.

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

As of March 31, 2015, the Government owned 369,062,906 Shares, or 32.47% of the issued Shares (34.86% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Act, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.” To NTT’s knowledge, there were no significant changes in the Government’s percentage ownership during the past three fiscal years.

	As of March 31, 2015
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	369,062,906	32.47	%(1)
Common stock	Members of the Board (11 persons)	55,205	—	(2)

(1)	34.86% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2015, 30,721,132 ADSs (equivalent to 15,360,566 Shares, or 1.4% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 170 record holders of ADSs (including 160 United States record holders, who held 30,719,299 ADSs).

As far as NTT is aware, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of NTT.

Related Party Transactions

Details of transactions between NTT Group and other affiliated companies

NTT Group has entered into various types of transactions with other affiliated companies, the most significant of which are purchases of terminal equipment and materials as well as the receiving and commissioning of certain services.

Transactions with affiliated companies and the related balances at the end of the periods ended March 31, 2013, 2014 and 2015 were as follows:

	Year ended March 31,
	2013	2014	2015
	(millions of yen)
Sales	¥26,001	¥31,372	¥32,392
Purchases	¥105,295	¥109,817	¥126,461
Receivables	¥17,257	¥24,254	¥27,773
Payables	¥89,623	¥105,341	¥98,055

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥19,384 million*, ¥23,249 million and ¥25,881, respectively.

*	As a result of the application of the equity method to NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures, issued by the FASB. For details, see Note 7 to the Consolidated Financial Statements.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2015, NTT DATA entered into various related party transactions, the terms of which were substantially similar to those of transactions that NTT DATA entered into with non-related parties. NTT does not consider the nature and value of the related party transactions that NTT DATA entered into during the fiscal year ended March 31, 2015 to be material.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-77.

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

NTT’s dividends in respect of the fiscal year ended March 31, 2015 were ¥180 per share, comprised of a year-end dividend of ¥90 and the interim dividend of ¥90 paid on December 8, 2014. For the fiscal year ending March 31, 2016, NTT currently expects to pay dividends of ¥200 per share in respect of the full fiscal year.

Note:	NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its Board held on May 15, 2015. The year-end dividend forecast for the year ending March 31, 2016 does not reflect the impact of the stock split. The total year-end dividend forecast for the year ending March 31, 2016, taking the stock split into account, is 100 yen.

While maintaining sound financial condition and as part of its capital policy to improve capital efficiency, NTT intends to use retained earnings for investments in new business opportunities.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there have been no significant changes since March 31, 2015, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The principal trading market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices, the Tokyo Stock Price Index (“TOPIX”) and the Nikkei Stock Average (“Nikkei 255”). The TOPIX, which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 19, 2015, stocks of 1,892 companies were traded on the First Section of the TSE. The Nikkei 225 is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share		Average daily trading volume	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)		(number of Shares)	(points)		(yen)
Fiscal Years Ended March 31,
2011	4,170	3,220	2,630,467	998.90	766.73	11,339.30	8,605.15
2012	4,085	3,475	2,208,620	874.34	706.08	10,255.15	8,160.01
2013	4,430	3,270	2,667,716	1,058.10	695.51	12,635.69	8,295.63
2014	6,009	3,925	3,116,973	1,306.23	991.34	16,291.31	12,003.43
2015	7,763	5,051	2,486,964	1,592.25	1,132.76	19,754.36	13,910.16
Quarterly Periods for the Fiscal Year Ended March 31, 2014
First Quarter	5,650	3,925	4,224,147	1,276.03	991.34	15,627.26	12,003.43
Second Quarter	5,430	4,910	2,531,795	1,222.72	1,106.05	14,808.50	13,338.46
Third Quarter	5,690	4,975	2,884,655	1,302.29	1,147.58	16,291.31	13,853.32
Fourth Quarter	6,009	5,128	2,817,405	1,306.23	1,139.27	16,121.45	14,008.47
Quarterly Periods for the Fiscal Year Ended March 31, 2015
First Quarter	6,444	5,051	2,049,794	1,269.04	1,132.76	15,376.24	13,910.16
Second Quarter	7,120	6,282	2,246,549	1,346.43	1,228.26	16,374.14	14,778.37
Third Quarter	7,120	6,003	2,890,603	1,447.58	1,177.22	17,935.64	14,532.51
Fourth Quarter	7,763	6,022	2,780,775	1,592.25	1,357.98	19,754.36	16,795.96
2015 Monthly Periods
January	7,098	6,022	3,185,621	1,429.92	1,357.98	17,795.73	16,795.96
February	7,561	6,860	3,011,058	1,523.85	1,392.39	18,797.94	17,335.85
March	7,763	7,185	2,232,255	1,592.25	1,517.01	19,754.36	18,665.11
April	8,490	7,252	2,327,500	1,627.43	1,528.99	20,187.65	19,034.84
May	8,798	7,925	2,253,628	1,673.65	1,574.64	20,563.15	19,291.99
June (through June 12)	8,820	8,492	2,433,982	1,678.56	1,628.23	20,569.87	20,046.36

On June 12, 2015, the last traded price of the Shares on the TSE was ¥8,703 per Share, and the closing TOPIX and Nikkei 225 on that date were 1,651.48 points and ¥20,407.08, respectively.

ADSs are listed on the NYSE. Two ADSs represent one Share and are evidenced by ADRs issued by the Depositary.

Note:	NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its Board held on May 15, 2015. NTT also resolved to change the ratio of ADRs to NTT’s underlying shares from 2:1 to 1:1, effective July 1, 2015 (U.S. Eastern time).

As of March 31, 2015, 30,721,132 ADSs (equivalent to 15,360,566 Shares, or 1.4% of the total number of Shares outstanding on that date, excluding treasury stock) were outstanding and were held by 172 record holders of ADSs (including 160 United States record holders, who held an aggregate of 30,719,299 ADSs).

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)
Fiscal Years Ended March 31,
2011	25.18	19.59	454,191
2012	25.99	22.44	499,145
2013	24.70	20.64	470,099
2014	29.21	21.14	322,298
2015	34.08	25.07	342,414
Quarterly Periods for the Fiscal Year Ended March 31, 2014
First quarter	27.20	21.14	465,738
Second quarter	27.13	24.60	266,968
Third quarter	27.35	24.77	276,912
Fourth quarter	29.21	25.42	275,657
Quarterly Periods for the Fiscal Year Ended March 31, 2015
First quarter	31.67	25.26	286,875
Second quarter	34.08	30.93	319,382
Third quarter	31.58	25.61	351,520
Fourth quarter	31.99	25.07	414,386
2015 Monthly Periods
January	29.73	25.07	371,078
February	31.46	28.76	473,025
March	31.99	29.82	403,114
April	35.27	30.65	212,502
May	36.04	33.66	354,485
June (through June 12)	35.67	34.03	253,906

For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see “Item 10—Additional Information—Taxation.”

ITEM 10—ADDITIONAL INFORMATION

Description of the Shares

Set out below is information concerning the Shares, including summaries of certain provisions of NTT’s Articles of Incorporation and Share Handling Regulations and of the Companies Act relating to joint stock corporations (kabushiki kaisha) and related legislation, all as currently in effect. For more information regarding the NTT Act and a description of the purpose of NTT’s business as described in Article 2 of its Articles of Incorporation and in the NTT Act, see “Item 4—Information on the Company—Regulations—NTT Act.”

General

All issued Shares are fully-paid and non-assessable. On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry of Company Bonds, Shares, etc. (including regulations promulgated thereunder, the “Book-Entry Transfer Act”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this system. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Transfer Act. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account-managing institution unless such person itself has an account at JASDEC. “Account-managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act and are authorized to conduct book entry activities on the clearing system. Only those financial institutions that meet certain additional requirements of the Book-Entry Transfer Act can open an account directly at JASDEC.

Under the Book-Entry Transfer Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the number of the transferred shares is recorded in the transferee’s account at an account-managing institution or JASDEC, as applicable. The holder of an account at an account-managing institution or JASDEC is presumed to be the legal owner of the shares held in such account.

Under the Companies Act and the Book-Entry Transfer Act, in order to assert shareholders’ rights against NTT, except in limited circumstances, a shareholder must have its name and address registered in NTT’s register of shareholders. Under the clearing system, such registration is made upon NTT’s receipt of the necessary information from JASDEC. See “—Transfer Agent” and “—Record Date” below.

The registered holder of the deposited Shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against NTT.

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

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, commonly called “dividends,” are referred to as “distributions of surplus” (“surplus” is defined below under “—Restriction on Distributions of Surplus”). NTT may make distributions of surplus to its shareholders any number of times during any fiscal year, subject to certain limitations described below under “—Restriction on Distributions of Surplus.” Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board if all the requirements described in (a) through (c) are met:

(a)	NTT’s Articles of Incorporation provide that the Board has the authority to determine distributions of surplus;

(b)	the normal term of office of NTT’s Members of the Board terminates on or prior to the date of the conclusion of the ordinary general meeting of shareholders held for the last fiscal year ending within one year after the election of the Members of the Board to office; and

(c)	NTT’s non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

At present, NTT does not meet the requirements described in (a) and (b) above. Nevertheless, NTT is permitted to make distributions of surplus in cash as an interim dividend to its shareholders by resolutions of its Board once per fiscal year under NTT’s Articles of Incorporation and the Companies Act. Under the NTT Act, approval of the Minister is also required for any distribution of surplus. See “Item 4—Information on the Company—Regulations—NTT Act.”

Under NTT’s Articles of Incorporation, a year-end dividend may be distributed pursuant to a resolution of a general meeting of shareholders to (i) shareholders of record and (ii) the persons or bodies listed in “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership,” all or some of whose Shares have not been entered or recorded in the register of NTT pursuant to Article 6 of the NTT Act, and in the case of each of (i) and (ii), who are identified as shareholders as of March 31 of the relevant year in the notices issued by JASDEC under Article 151, Paragraph 1 of the Book-Entry Transfer Act. An interim dividend may be distributed pursuant to a resolution of the Board to (i) shareholders of record and (ii) the persons or bodies listed in “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership” all or some of whose Shares have not been entered or recorded in the register of NTT pursuant to Article 6 of the NTT Act, and in the case of each of (i) and (ii), who are identified as shareholders as of September 30 of the relevant year in the notices issued by JASDEC under Article 151, Paragraph 1 of the Book-Entry Transfer Act. NTT’s Articles of Incorporation exempt NTT from the obligation to make distributions of surplus to a shareholder after three years have elapsed from the date on which such shareholder failed to accept a distribution.

Distributions of surplus may be made in cash or in kind (except for interim dividends, which must be paid in cash) in proportion to the number of Shares held by each shareholder. A resolution of a general meeting of shareholders or the Board authorizing a distribution of surplus must specify the kind and aggregate carrying amounts of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, NTT may, pursuant to a resolution of a general meeting of shareholders, grant a right to its shareholders to require NTT to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” for more information regarding “special resolutions”).

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the Shares generally goes ex-dividend on the second business day prior to the record date.

Restriction on Distributions of Surplus

When NTT makes a distribution of surplus, it must, until the sum of its additional paid-in capital and legal reserve reaches one quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of surplus so distributed, in accordance with an ordinance of the Ministry of Justice.

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, as each such amount appears in NTT’s non-consolidated balance sheet as of the end of NTT’s last fiscal year,

“B”	=	the amount of the consideration received for any treasury stock disposed of by NTT after the end of NTT’s last fiscal year less the carrying amounts thereof,

“C”	=	the amount of any reduction to NTT’s stated capital made by NTT after the end of its last fiscal year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any),

“D”	=	the amount of any reduction to NTT’s additional paid-in capital or legal reserve after the end of NTT’s last fiscal year less the portion thereof that has been transferred to stated capital (if any),

“E”	=	the carrying amounts of any treasury stock cancelled by NTT after the end of NTT’s last fiscal year,

“F”	=	the total carrying amounts of any surplus distributed by NTT to its shareholders after the end of NTT’s last fiscal year, and

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if NTT has reduced surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of NTT’s last fiscal year) the amount of such reduction and (if NTT has distributed surplus to its shareholders after the end of its last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

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

If NTT has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for shares of treasury stock that NTT has disposed of, during the period in respect of which such interim financial statements have been prepared. NTT may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by NTT must be audited by the members of its Audit & Supervisory Board and independent certified public accountants, as required by ordinances of the Ministry of Justice.

Capital and Reserves

When NTT issues new Shares, the entire amount of money or other assets paid or contributed by subscribers for such Shares is required to be accounted for as stated capital, although NTT may account for an amount not exceeding one-half of the amount of such subscription money or other assets as additional paid-in capital by resolution of the Board.

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

Stock Splits

NTT may at any time split the issued Shares into a greater number of Shares by resolution of its Board. When a stock split is to be made, so long as the only type of NTT’s outstanding stock is its common stock, it may increase the number of authorized Shares to the extent that the ratio of such increase in authorized Shares does not exceed the ratio of such stock split, by amending its Articles of Incorporation, which amendment may be made without shareholder approval. Under the NTT Act, NTT is required to obtain the approval of the Minister for any amendment of its Articles of Incorporation. See “Item 4—Information on the Company—Regulations—NTT Act.”

Before undertaking a stock split, NTT must give public notice of the stock split specifying a record date not less than two weeks after the date of the notice. Under the rules of the clearing system, NTT must also inform JASDEC of certain matters regarding a stock split promptly after the resolution of its Board approving such stock split. On the effective date of the stock split, the numbers of Shares recorded in all accounts held by NTT’s shareholders at account-managing institutions or JASDEC will be increased in accordance with the applicable ratio.

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

NTT’s Board is permitted to reduce the number of Shares that will constitute a unit or abolish the unit share system entirely by amending its Articles of Incorporation without approval by shareholders. A special resolution of a general meeting of shareholders is required to increase the number of Shares that will constitute a unit. The number of Shares constituting a unit may not exceed the lesser of 1,000 and one-two hundredth of the total number of issued Shares.

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

Except as otherwise provided by law or in NTT’s Articles of Incorporation, a resolution can be adopted by a majority vote of all shareholders present at a general meeting of shareholders and entitled to exercise voting rights. NTT’s Articles of Incorporation provide that the quorum for election of its Members of the Board and Members of the Audit & Supervisory Board is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights. NTT’s shareholders are not entitled to cumulative voting in the election of its Members of the Board. Shareholders may exercise their voting rights in writing, by electronic means or through proxies, provided that the proxies are, in principle, also shareholders who have voting rights.

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those embedded in bonds with stock acquisition rights) to persons other than NTT’s shareholders under “specially favorable” conditions or at a “specially favorable” price;

(v)	removal of any of NTT’s Members of the Audit & Supervisory Board;

(vi)	any exemption from liability of any of NTT’s Members of the Board, Members of the Audit & Supervisory Board or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of all or a substantial part of NTT’s business;

(xi)	transfer of NTT’s shares in, or the whole or a part of NTT’s equity interest in, any of NTT’s subsidiaries, where (i) the book value of the shares or equity interest so transferred would exceed one-fifth of the amount of NTT’s total assets as calculated by the method prescribed by the Ministry of Justice and (ii) NTT would no longer hold more than half of the voting rights held by all holders of equity interests in such subsidiary as of the effective date of the transfer;

(xii)	taking over of the entire business of another company;

(xiii)	merger;

(xiv)	divestiture;

(xv)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan); and

(xvi)	dissolution or consolidation.

However, under the Companies Act, no shareholder approval, whether by an ordinary resolution or a special resolution at a general meeting of shareholders, is required for any matter described in (viii) through (xv) above, and such matter may instead be decided by the board of directors, if it satisfies certain criteria prescribed by the Companies Act. Under the NTT Act, the approval of the Minister is required for some of the above matters. See “Item 4—Information on the Company—Regulations—NTT Act.”

Liquidation Rights

In the event of NTT’s liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among holders of Shares in proportion to the respective numbers of Shares they hold.

Subscription Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as NTT’s Board determines, subject to the limitations on the issuance of new Shares at a “specially favorable” price mentioned above in “—Voting Rights.” NTT’s Board may, however, determine that shareholders be given subscription rights to Shares, in which case such rights must be given on uniform terms to all holders of Shares as of a record date not less than two weeks after public notice has been given. Each shareholder to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire. Under the NTT Act, NTT is required to obtain the approval of the Minister to issue new shares, subject to certain exceptions. See “Item 4—Information on the Company—Regulations—NTT Act.”

Stock Acquisition Rights

NTT may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire Shares from NTT upon payment of the applicable exercise price, and subject to other terms and conditions thereof. NTT may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by NTT’s Board unless such issuances are made under “specially favorable” conditions or at a “specially favorable” price, as described above in “—Voting Rights.”

Under the NTT Act, NTT is required to obtain the approval of the Minister to issue bonds with stock acquisition rights. See “Item 4—Information on the Company—Regulations—NTT Act.”

Transfer Agent

NTT’s transfer agent is Sumitomo Mitsui Trust Bank, Limited (“SMTB”). SMTB maintains NTT’s register of shareholders and registers the names and addresses of NTT’s shareholders and other relevant information in NTT’s register of shareholders upon notice thereof from JASDEC, as described in “—Record Date” below.

Record Date

March 31 is the record date for the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, by a resolution of the Board and after giving at least two weeks’ prior public notice, NTT may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to Shares.

Under the rules of the clearing system, NTT is required to give notice of each record date to JASDEC promptly after the resolution of NTT’s Board determining such record date. JASDEC is required to promptly give NTT notice of the names and addresses of NTT’s shareholders, the numbers of Shares held by them and other relevant information as of such record date.

Acquisition by NTT of Shares

NTT may acquire Shares (i) by soliciting all of its shareholders to offer to sell their Shares (in this case, certain terms of such acquisition, such as the total number of Shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and the acquisition shall be effected pursuant to a resolution of the Board), (ii) from a specific shareholder other than any of NTT’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of NTT’s subsidiaries (pursuant to a resolution of the Board), or (iv) by way of purchase on the TSE, on which the Shares are listed, or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board). In the case of (ii) above, any other shareholder may make a request to NTT’s Representative Director that such other shareholder be included as a seller in the proposed purchase; provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the Shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the Shares on the stock exchange or if the stock exchange is not open on such day, the price at which the Shares are first traded on such stock exchange thereafter) and (y) if the Shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted, the price of the Shares under the agreement with respect to such tender offer on such day.

The total amount of the purchase price of Shares may not exceed the Distributable Amount, as described in “—Distributions of Surplus—Restriction on Distributions of Surplus.”

NTT may hold the Shares acquired in compliance with the Companies Act, and may generally dispose of or cancel such Shares by resolution of its Board.

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

During the fiscal year ended March 31, 2012, at the Board meeting held on May 13, 2011, the Board approved a resolution for the repurchase by NTT of up to 60,000,000 of its Shares at an aggregate cost not to exceed ¥280 billion, during the period between May 16, 2011 and September 30, 2011. In accordance with this resolution, NTT acquired from the Minister of Finance 57,513,600 Shares at an aggregate cost of ¥223.4 billion on July 5, 2011. Further, at the Board meeting held on November 9, 2011, the Board approved a resolution for the second cancellation by NTT of 125,461,832 Shares, and for the repurchase by NTT of up to 44,000,000 of its Shares at an aggregate cost not to exceed ¥220 billion, during the period between November 16, 2011 and March 30, 2012. In accordance with this resolution, NTT cancelled 125,461,832 Shares on November 15, 2011, and acquired from the Minister of Finance 41,820,600 Shares at an aggregate cost of ¥158.3 billion on February 8, 2012. As a result of the stock repurchases and the purchase and sale by NTT of less-than-one-unit shares to fulfill requests by holders of less-than-one-unit shares, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2012 was 1,223,765,423.

During the fiscal year ended March 31, 2013, at the Board meeting held on September 19, 2012, the Board approved a resolution for the repurchase by NTT of up to 42,000,000 of its Shares at an aggregate cost not to exceed ¥150 billion during the period between September 20, 2012 and March 29, 2013. In accordance with this resolution, NTT acquired a total of 38,382,300 Shares at an aggregate cost of ¥150 billion. No Shares were acquired from the Minister of Finance. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2013 was 1,185,374,632.

During the fiscal year ended March 31, 2014, at the Board meeting held on May 10, 2013, the Board approved a resolution for the repurchase by NTT of up to 50,000,000 of its Shares at an aggregate cost not to exceed ¥250 billion during the period between May 13, 2013 and March 31, 2014. In accordance with this resolution, NTT acquired a total of 48,737,200 Shares at an aggregate cost of ¥250 billion. No Shares were acquired from the Minister of Finance. Further, at the Board meeting held on February 6, 2014, the Board approved a resolution for the repurchase by NTT of up to 38,000,000 of its Shares at an aggregate cost not to exceed ¥200 billion during the period between February 7, 2014 and March 31, 2014. In accordance with this resolution, NTT acquired from the Minister of Finance and other shareholders 26,556,800 Shares at an aggregate cost of ¥156.499 billion on March 7, 2014. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2014 was 1,110,046,428.

During the fiscal year ended March 31, 2015, at the Board meeting held on November 7, 2014, the Board approved a resolution for the repurchase by NTT of up to 51,000,000 of its Shares at an aggregate cost not to exceed ¥350 billion during the period between November 10, 2014 and June 30, 2015. In accordance with this resolution, NTT acquired a total of 38,000,000 Shares from the Minister of Finance and other shareholders on November 14, 2014 at an aggregate cost of ¥249.166 billion. Further, NTT acquired a total of 1,168,100 Shares from the Minister of Finance and other shareholders on November 28, 2014 at an aggregate cost of ¥7.429 billion. In addition, NTT carried out further Share repurchases (not including Shares held by the Minister of Finance) pursuant to which it acquired a total of 51,000,000 Shares at an aggregate cost of ¥338.117 billion during the period between January 6, 2015 and March 6, 2015. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2015 was 1,058,599,629.

Material Contracts

All contracts concluded by NTT during the two years preceding this filing were entered into in the ordinary course of business.

Exchange Controls and Other Limitations Affecting Security Holders

General

The Foreign Exchange and Foreign Trade Act of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by “exchange non-residents” and “foreign investors” (each as defined below). For purposes of determining ownership interests under the Foreign Exchange Regulations, the Depositary is deemed to be the owner of the Shares underlying the ADSs.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares (excluding treasury stock) amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the Ministry of Finance (the “MOF”) a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or the exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished, without delay, to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

Foreign nationals and foreign corporations have been permitted to own Shares since August 1, 1992. Currently, NTT is prohibited from registering in its register of shareholders shareholder ownership, individually or in the aggregate, equal to or exceeding one-third of NTT’s total voting rights by the persons or bodies who are identified as shareholders in the notices issued by JASDEC under Article 151, Paragraphs 1 or 8 of the Book-Entry Transfer Act, listed below:

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

Under NTT’s Articles of Incorporation, pursuant to Article 151, Paragraph 1 of the Book-Entry Transfer Act, a year-end dividend may be distributed according to a resolution of a general meeting of shareholders to shareholders as identified by a notice from JASDEC who are also (a) shareholders of record or (b) persons or bodies listed in (i) through (iv) above for whom all or part of their all or some of whose Shares were not entered or recorded in the register of shareholders of NTT, as of March 31 of each fiscal year, and in the case of both (a) and (b), who are identified as shareholders as of March 31 of each year in the notices issued by JASDEC under Article 151, Paragraph 1 of the Book-Entry Transfer Act. An interim dividend may be distributed pursuant to a resolution of the Board to (a) shareholders of record and (b) persons or bodies listed in (i) through (iv) above for whom all or part of their Shares have not been recorded in the register of NTT, and in the case of both (a) and (b), who are identified as shareholders as of September 30 of each year in the notices issued by JASDEC under Article 151 paragraph 1 of the Book-Entry Transfer Act. For details of this, see “Item 10—Additional Information—Description of the Shares—Distributions of Surplus.”

As of March 31, 2015, foreign ownership of NTT’s Shares was 29.6%.

JASDEC will provide NTT with notice with respect to shareholders as of record dates and certain other dates. This notice will indicate (a) any shareholders constituting persons or bodies listed in (i) through (iii) above (without specifying the items under which they fall) and (b) any juridical person or association, 10% or more of the voting rights of which are directly owned by such persons or bodies. Although NTT will, upon receipt of each such notice, update its register of shareholders according to the information contained in such notice, NTT will be prohibited from registering foreign shareholder ownership equal to or exceeding one-third of NTT’s total voting rights. For details of the electronic share clearing system, see “Item 10—Additional Information—Description of the Shares—General.”

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by NTT to a non-resident holder is 20.42% for dividends due and payable on or before December 31, 2037 and will be 20% on or after January 1, 2038. However, with the exception of any individual shareholder who holds 3% or more of the total issued Shares, the withholding tax rate with respect to dividends paid by NTT to a non-resident holder is reduced to (i) 15.315% for dividends due and payable on or before December 31, 2037 and (ii) 15% for dividends due and payable on and after January 1, 2038. Due to the imposition during the period beginning on January 1, 2013 and ending on December 31, 2037 of a special additional income tax (2.1% of the original withholding tax amount) to procure funds for reconstruction following the Great East Japan Earthquake, the original withholding tax rates of 15% and 20%, as applicable, have increased, respectively, to 15.315% and 20.42%.

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% but not more than 50% of the voting stock of the issuing company. If the protocol amending the Convention, signed on January 24, 2013, takes effect, the threshold in the preceding sentence is scheduled to be amended to “less than 50%.” The effective date for the amendment to the Convention had not yet been determined as of June 12, 2015. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund. Under Japanese tax law, these treaty rates will apply in cases where the maximum tax rate that is to be applied on the basis of tax treaties is less than the tax rate set forth in the preceding paragraph applied on the basis of Japanese tax law.

“Non-resident holders” eligible to receive a reduced treaty rate for Japanese taxes withheld at the source with respect to any dividends payable on Shares must submit an application through the withholding agent regarding the Convention to the relevant tax authorities prior to the dividend payment. A standing proxy of a “non-resident holder” may submit such application on his or her behalf. In addition, a simplified special application filing procedure is available for non-resident holders of Shares to claim treaty benefits of exemption from or reduction of Japanese withholding tax. With regard to ADSs, if a depository institution or its representative has submitted both an original form and a copy of the two applications regarding the Convention, such reduced tax rate shall apply (one of these forms is Form 4, “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipts,” which is to be submitted to the head of the district tax office through the payor of the dividend by the day prior to payment of the dividend, and the other form is Form 5, “Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends with respect to Foreign Depositary Receipts,” which is to be submitted to the head of the district tax office through the payor of the dividend by no later than eight months from the day after the record date for payment of the dividend regarding which the related Form 4 was submitted). To claim the reduced tax rate, a non-resident holder of ADSs must submit a certification with respect to taxpayer status, place of residence and beneficial ownership (if applicable), and must submit any other information or documentation requested by the depository institution. Non-resident holders of ADSs who do not submit an application in advance generally may request a refund from the relevant tax authorities for taxes withheld at the source in excess of the tax rate under the Convention.

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

As used herein, “U.S. holder” means a beneficial owner of ADSs or Shares that is a United States individual citizen or resident, a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia (such a corporation herein referred to as a “U.S. corporation”), a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term “non-U.S. holder” refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or (ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income in a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Generally, under current law, a maximum 20% U.S. tax rate is imposed on the dividend income of a non-corporate U.S. holder who satisfies certain holding period requirements with respect to dividends paid by a U.S. corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a corporation other than a U.S. corporation if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the U.S. Applying these criteria, NTT expects that it should be treated as a qualified foreign corporation with respect to dividend payments to its ADS holders and, therefore, dividends paid to an individual U.S. holder of ADSs should be taxed at a maximum rate of 20%. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder’s U.S. federal income tax liability or as a deduction in computing the U.S. holder’s gross income. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends generally will be foreign source income and, for purposes of determining a U.S. person’s foreign tax credit limitation, will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In the case of a U.S. non-corporate holder for whom the reduced 20% rate of U.S. tax on dividends applies, limitations and restrictions on claiming foreign tax credits will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

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

Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to non-corporate holders. A backup withholding tax also may apply to amounts paid to non-corporate holders unless they provide an accurate taxpayer identification number, a properly executed United States Internal Revenue Service Form W-8 or W-9 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability. Certain U.S. holders are required to report information with respect to their investment in certain “foreign financial assets,” which would include an investment in equity issued by NTT, to the United States Internal Revenue Service, subject to certain exceptions. Investors who fail to report required information could become subject to substantial penalties. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this reporting requirement on their investment in NTT’s ADSs or Shares.

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

NTT Group utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward contracts, from time to time, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations, such as changes in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated with the underlying debt instruments or financial assets, and the transactions are entered into on the same date as the debt instruments or financial assets and have the same maturity. See Note 20 to the Consolidated Financial Statements for additional information regarding NTT Group’s derivative instruments and hedging activities.

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2015:

	2015
	Cost	Fair value(1)
	(in millions of yen)
Available-for-sale securities	¥222,353	¥454,939
Held-to-maturity securities	¥5,531	¥5,577

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2015
	Cost	Fair value(1)
	(in millions of yen)
Maturing within 1 year	¥1,968	¥1,972
Maturing between 1 year and 5 years	¥1,624	¥1,629
Maturing between 5 years and 10 years	¥1,638	¥1,650
Maturing after 10 years	¥301	¥326

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with its foreign currency-denominated long-term debt. Such contracts and agreements are fixed at the same maturity as the underlying debt.

NTT Group’s financial instruments that are affected by foreign currency exchange rates were not material as of March 31, 2015.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2015.

While the information is presented in Japanese yen equivalents, the amounts are classified by the currency (Japanese yen and foreign currencies) of the financial instruments’ actual cash flows.

	Average interest rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2016	2017	2018	2019	2020	Thereafter	Total
		(in millions of yen)
Long-term debt including current portion
Japanese yen bonds	1.3%	¥(234,994)	¥(249,945)	¥(284,953)	¥(200,968)	¥(219,965)	¥(509,985)	¥(1,700,810)	¥(1,765,238)
U.S. dollar bonds	1.5%	0	(1,159)	(151,445)	(24,028)	(60,580)	0	(237,213)	(220,987)
Borrowings from banks—
Fixed rate:
Japanese yen loans	1.0%	(96,854)	(155,916)	(169,400)	(303,600)	(146,000)	(861,632)	(1,733,402)	(1,818,698)
Euro loans	1.0%	(2,586)	(40)	(46,346)	(347)	(414)	(439)	(50,173)	(50,050)
Floating rate:
Japanese yen loans	0.3%	(7,612)	(20,938)	(14,091)	(5,608)	(2,729)	(56,475)	(107,453)	(131,702)
U.S. dollar loans	0.7%	(20,083)	(34,293)	(6,407)	(40,550)	(12,178)	(51,826)	(165,337)	(152,163)
Other loans (primarily floating rate):		(8,150)	(12,516)	(10,517)	(23,273)	(3,853)	(6,408)	(64,716)	(61,869)

Subtotal		(370,279)	(474,807)	(683,159)	(598,374)	(445,719)	(1,486,765)	(4,059,104)	(4,200,707)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		0	(38)	63,297	0	12,601	0	75,861	75,861

Total		¥(370,279)	¥(474,845)	¥(619,862)	¥(598,374)	¥(433,118)	¥(1,486,765)	¥(3,983,243)	¥(4,124,846)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2016	2017	2018	2019	2020	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥261,927	¥12,449	¥32,519	¥22,504	¥0	¥78,514	¥(3,165)
Average pay rate	0.3%	1.4%	0.4%	1.2%	0.0%	1.6%
Average receive rate	0.2%	0.6%	0.3%	0.7%	0.0%	0.5%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR program, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs, including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2015, the Depositary reimbursed NTT in the amount of US$45,000 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR program and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2015. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of March 31, 2015 to provide reasonable assurance that the information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2015. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (2013).” Management concluded that, as of March 31, 2015, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting as of March 31, 2015, which appears on Page F-3.

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

The aggregate fees billed for each of the fiscal years ended March 31, 2014 and March 31, 2015 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2014	2015
	(in millions of yen)
Audit Fees	¥4,100	¥4,527
Audit-Related Fees	5	11
Tax Fees	100	76
All Other Fees	122	113

Total Fees	¥4,328	¥4,728

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

Pre-approval Policies and Procedures Approved by the Company’s Board of Directors and the Audit & Supervisory Board

Any contract between NTT and/or its subsidiaries and KPMG and its affiliates must be approved by NTT’s Audit & Supervisory Board before the engagement of the relevant accountants. NTT’s Audit & Supervisory Board has pre-approved NTT and/or its subsidiaries entering into contracts with KPMG and its affiliates for services consisting of the preparation of tax returns and interfacing with the tax authorities in relation thereto, and NTT’s Audit & Supervisory Board is to be informed of each such service provided.

All of the services provided by KPMG and its affiliates in the fiscal year ended March 31, 2015 were approved by NTT’s Audit & Supervisory Board pursuant to the pre-approval policies and procedures described above. None of the pre-approvals for such services were waived pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)	(b) Average Price Paid per Share(1)(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
April 1, 2014 to April 30, 2014	2,014	¥5,407	0	0
May 1, 2014 to May 31, 2014	1,667	¥5,754	0	0
June 1, 2014 to June 30, 2014	1,998	¥6,182	0	0
July 1, 2014 to July 31, 2014	5,058	¥6,596	0	44,000,000
August 1, 2014 to August 31, 2014	3,004	¥6,792	0	44,000,000
September 1, 2014 to September 30, 2014	3,302	¥6,938	0	44,000,000
October 1, 2014 to October 31, 2014	2,097	¥6,518	0	44,000,000
November 1, 2014 to November 30, 2014	38,002,342	¥6,557	38,000,000	13,000,000
December 1, 2014 to December 31, 2014	1,171,994	¥6,360	1,168,100	11,831,900
January 1, 2015 to January 31, 2015	4,621,695	¥6,411	4,619,100	7,212,800
February 1, 2015 to February 28, 2015	5,989,974	¥7,130	5,986,200	1,226,600
March 1, 2015 to March 31, 2015	1,230,425	¥7,523	1,226,600	0

(1)	On May 13, 2014, the Board resolved that NTT may acquire up to 44 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥250 billion from July 1, 2014 through March 31, 2015. Further, on November 7, 2014, the Board revised its previous resolution from May 13, 2014 above, and resolved that NTT may acquire up to 51 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥350 billion from November 10, 2014 through June 30, 2015.
(2)	The number of Shares purchased includes less-than-one-unit shares. From April 1, 2014 to March 31, 2015, NTT purchased 35,570 such Shares.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

The NYSE has adopted corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. Although there are no such requirements under the Companies Act, according to the TSE Code, outside independent directors (within the meaning of the TSE Code) of certain TSE-listed companies, including NTT, should endeavor to exchange information and develop a shared awareness among themselves from an independent and objective standpoint by, for example, holding regular meetings of outside independent directors (within the meaning of the TSE Code). Further, according to the TSE Code, such TSE-listed companies should seek appropriate involvement and advice from outside independent directors in the examination of important matters such as the nomination and remuneration of senior management and directors by, for example, establishing advisory committees of outside independent directors with respect to such matters. While the presence of outside directors on NTT’s board of directors is not mandated by the Companies Act, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” following an amendment to the Companies Act effective as of May 1, 2015, NTT will be required to present an explanation at its ordinary general meeting of shareholders as to why the appointment of outside directors is inappropriate if it has no outside directors at the end of any fiscal year. Additionally, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” the Companies Act requires that at least half of NTT’s Audit & Supervisory Board Members must qualify as outside corporate auditors, and TSE rules require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the TSE. Further, TSE rules require NTT to endeavor to have at least one director who meets such independence criteria. Additionally, according to the TSE Code, NTT should have at least two directors who qualify as outside independent directors within the meaning of the TSE Code.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of corporate auditors (the “Audit & Supervisory Board”) under home country practice as described in “Item 6—Directors, Senior Management and Employees—Board Practices—Audit & Supervisory Board.”

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of corporate auditors.

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of the businesses of NTT and of the corporate group composed of NTT and its subsidiaries. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Companies Act, the TSE Code or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. The TSE Code provides that listed companies should adopt a code of conduct for employees and other affiliated individuals. NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework that is required by the Companies Act.

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Following an amendment to the Companies Act effective as of May 1, 2015, if (i) the issuance of shares or transfer of treasury shares, or (ii) the issuance of stock acquisition rights (including bonds with stock acquisition rights), excluding, in both cases, where shareholders will be given subscription rights thereto, would result in the acquiring person holding directly or indirectly more than 50% of the voting rights as calculated in the manner prescribed under the Companies Act specifically for (i) and for (ii), then a special procedure will be required, which generally includes prior notice to the shareholders and, in certain cases, shareholder approval at a general meeting of the shareholders. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2014 and 2015, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three fiscal years ended March 31, 2013, 2014 and 2015, the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts appear as pages F-1 through F-77.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof)

1.2	Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 29, 2012)

1.3	Amended Regulations of Board of Directors (English translation thereof)

8.1	List of Subsidiaries

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

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

Date: June 30, 2015

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated June 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2014	2015
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 8)	¥984,463	¥849,174
Short-term investments (Note 8)	38,949	36,342
Notes and accounts receivable, trade (Note 3)	2,509,030	2,663,012
Allowance for doubtful accounts (Note 21)	(46,893)	(43,230)
Accounts receivable, other	345,197	408,051
Inventories (Note 5)	415,309	390,523
Prepaid expenses and other current assets (Note 20)	394,294	434,023
Deferred income taxes (Note 12)	220,662	219,333

Total current assets	4,861,011	4,957,228

Property, plant and equipment (Notes 2 and 17):
Telecommunications equipment	12,959,564	12,592,070
Telecommunications service lines	15,408,604	15,647,879
Buildings and structures	6,060,129	6,107,299
Machinery, vessels and tools	1,949,903	1,995,879
Land (Note 9)	1,238,742	1,299,072
Construction in progress	359,014	404,698

	37,975,956	38,046,897
Accumulated depreciation	(28,136,268)	(28,245,427)

Net property, plant and equipment	9,839,688	9,801,470

Investments and other assets (Note 2):
Investments in affiliated companies (Note 7)	521,634	542,247
Marketable securities and other investments (Note 8)	407,766	515,580
Goodwill (Note 9)	1,086,636	1,186,161
Software (Note 9)	1,309,912	1,247,956
Other intangible assets (Note 9)	401,194	413,552
Other assets (Notes 11 and 20)	1,195,608	1,448,296
Deferred income taxes (Note 12)	661,500	589,937

Total investments and other assets	5,584,250	5,943,729

Total assets	¥20,284,949	¥20,702,427

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31

	2014	2015
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 10)	¥269,444	¥330,423
Current portion of long-term debt (Notes 10 and 20)	425,351	370,279
Accounts payable, trade (Note 3)	1,540,249	1,579,572
Current portion of obligations under capital leases (Note 17)	16,929	20,604
Accrued payroll	448,061	429,440
Accrued taxes on income	256,994	124,861
Accrued consumption tax	47,376	148,168
Advances received	266,743	243,263
Other (Notes 12 and 20)	405,677	475,078

Total current liabilities	3,676,824	3,721,688

Long-term liabilities (Note 2):
Long-term debt (excluding current portion) (Notes 10 and 20)	3,483,673	3,688,825
Obligations under capital leases (excluding current portion) (Note 17)	35,951	34,382
Liability for employees’ retirement benefits (Note 11)	1,327,873	1,387,962
Accrued liabilities for point programs	130,466	108,099
Deferred income taxes (Note 12)	233,151	196,853
Other (Note 20)	446,293	486,536

Total long-term liabilities	5,657,407	5,902,657

Redeemable noncontrolling interests (Note 2):	25,912	28,272

Equity (Note 14):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares
Issued—1,136,697,235 shares in 2014 and 1,136,697,235 shares in 2015	937,950	937,950
Additional paid-in capital (Note 14)	2,827,010	2,846,723
Retained earnings (Notes 7 and 14)	4,808,361	5,126,657
Accumulated other comprehensive income (loss) (Notes 8, 11, 14 and 20)	94,966	268,232
Treasury stock, at cost (Note 14)— 26,650,807 shares in 2014 and 78,097,606 shares in 2015	(156,933)	(497,702)

Total NTT shareholders’ equity	8,511,354	8,681,860

Noncontrolling interests	2,413,452	2,367,950

Total equity	10,924,806	11,049,810

Commitments and contingent liabilities (Note 22):
Total liabilities and equity	¥20,284,949	¥20,702,427

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2013	2014	2015
	Millions of yen, except per share data
Operating revenues (Note 3):
Fixed voice related services	¥1,712,877	¥1,578,941	¥1,441,383
Mobile voice related services	1,257,490	1,052,622	872,062
IP / packet communications services	3,712,766	3,711,866	3,672,157
Sale of telecommunication equipment	844,883	969,664	996,996
System integration	2,009,953	2,275,034	2,691,766
Other	1,162,771	1,337,047	1,420,953

	10,700,740	10,925,174	11,095,317

Operating expenses (Notes 3, 16 and 18):
Cost of services (excluding items shown separately below)	2,303,672	2,360,916	2,434,870
Cost of equipment sold (Note 2) (excluding items shown separately below)	864,251	885,288	948,903
Cost of system integration (excluding items shown separately below)	1,402,259	1,643,988	1,900,319
Depreciation and amortization (Note 9)	1,899,245	1,880,293	1,827,998
Impairment losses (Notes 6, 16)	5,416	5,738	38,739
Selling, general and administrative expenses (Note 18)	2,992,588	2,929,111	2,856,458
Goodwill and other intangible asset impairments (Note 9)	31,341	6,187	3,464

	9,498,772	9,711,521	10,010,751

Operating income	1,201,968	1,213,653	1,084,566

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(54,339)	(47,684)	(44,016)
Interest income	17,638	17,632	18,398
Other, net (Notes 9, 19 and 20)	32,380	110,594	7,681

	(4,321)	80,542	(17,937)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,197,647	1,294,195	1,066,629

Income tax expense (benefit) (Note 12):
Current	461,995	483,113	364,845
Deferred	11,959	3,433	32,504

	473,954	486,546	397,349

Income before equity in earnings (losses) of affiliated companies	723,693	807,649	669,280
Equity in earnings (losses) of affiliated companies (Notes 7 and 16)	(16,093)	(50,792)	5,889

Net income	707,600	756,857	675,169
Less—Net income attributable to noncontrolling interests	185,668	171,384	157,103

Net income attributable to NTT	¥521,932	¥585,473	¥518,066

Per share of common stock (Note 14):
Weighted average number of shares outstanding	1,211,880,769	1,149,758,214	1,093,680,009
Net income attributable to NTT	¥430.68	¥509.21	¥473.69
Cash dividends to be paid to shareholders of record date	¥160.00	¥170.00	¥180.00

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

	2013	2014	2015
	Millions of yen
Net income	¥707,600	¥756,857	¥675,169
Other comprehensive income (loss), net of tax (Note 14)
Unrealized gain (loss) on securities	47,509	16,057	76,308
Unrealized gain (loss) on derivative instruments	(4,736)	(4,895)	2,903
Foreign currency translation adjustments	112,388	156,471	129,863
Pension liability adjustments	35,646	163,241	16,370

Total other comprehensive income (loss)	190,807	330,874	225,444

Total comprehensive income (loss)	898,407	1,087,731	900,613

Less—Comprehensive income attributable to noncontrolling interests	211,564	214,360	209,281

Total comprehensive income (loss) attributable to NTT	686,843	873,371	691,332

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2013

	NTT shareholders’ equity
	Common stock	Additional paid-in capital (Note 14)	Retained earnings (Notes 7 and 14)	Accumulated other comprehensive income (loss) (Notes 8, 11, 14 and 20)	Treasury stock, at cost (Note 14)	Total	Noncontrolling interests	Total Equity (Note 14)
	Millions of yen
At beginning of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729
Net income			521,932			521,932	185,668	707,600
Other comprehensive income (loss)				164,911		164,911	25,896	190,807
Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)
Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317
Acquisition of treasury stock					(150,066)	(150,066)		(150,066)
Resale of treasury stock			(5)		38	33		33
At end of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2014

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 14)
	Common stock	Additional paid-in capital (Note 14)	Retained earnings (Notes 7 and 14)	Accumulated other comprehensive income (loss) (Notes 8, 11, 14 and 20)	Treasury stock, at cost (Note 14)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003
Net income			585,473			585,473	171,384	756,857
Other comprehensive income (loss)				287,898		287,898	42,976	330,874
Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)
Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662
Stock compensation transactions		467				467		467
Acquisition of treasury stock					(406,696)	(406,696)		(406,696)
Resale of treasury stock		3			13	16		16
Cancellation of treasury stock		(3)	(818,206)		818,209	—		—
At end of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2015

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 14)
	Common stock	Additional paid-in capital (Note 14)	Retained earnings (Notes 7 and 14)	Accumulated other comprehensive income (loss) (Notes 8, 11, 14 and 20)	Treasury stock, at cost (Note 14)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806
Net income			518,066			518,066	156,013	674,079
Other comprehensive income (loss)				173,266		173,266	50,943	224,209
Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)
Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)
Stock compensation transactions		2,292				2,292		2,292
Acquisition of treasury stock					(340,781)	(340,781)		(340,781)
Resale of treasury stock					12	12		12
At end of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2013	2014	2015
	Millions of yen
Cash flows from operating activities:
Net income	¥707,600	¥756,857	¥675,169
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Note 9)	1,899,245	1,880,293	1,827,998
Impairment losses	5,416	5,738	38,739
Deferred taxes (Note 12)	11,959	3,433	32,504
Goodwill and other intangible asset impairments (Note 9)	31,341	6,187	3,464
Losses on disposals of property, plant and equipment	106,215	98,317	104,718
Gains on sales of property, plant and equipment	(18,469)	(33,119)	(34,191)
Gains resulting from the exchange of rights (Note 9)	—	(59,996)	—
Equity in (earnings) losses of affiliated companies (Note 7)	16,093	50,792	(5,889)
(Increase) decrease in notes and accounts receivable, trade	(119,381)	17,415	(126,476)
(Increase) decrease in inventories (Note 5)	(2,139)	(68,776)	(12,044)
(Increase) decrease in other current assets	(90,565)	(16,658)	(86,809)
Increase (decrease) in accounts payable, trade and accrued payroll	(81,297)	66,032	(21,538)
Increase (decrease) in accrued consumption tax	7,236	(11,621)	99,661
Increase (decrease) in advances received	(9,770)	37,691	(32,481)
Increase (decrease) in accrued taxes on income	28,449	20,909	(133,894)
Increase (decrease) in other current liabilities	4,489	(20,351)	60,141
Increase (decrease) in liability for employees’ retirement benefits	26,476	42,964	38,753
Increase (decrease) in other long-term liabilities	(50,234)	(33,122)	2,588
Other	(18,982)	(15,081)	(38,601)

Net cash provided by operating activities	¥2,453,682	¥2,727,904	¥2,391,812

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEAR ENDED MARCH 31

	2013	2014	2015
	Millions of yen
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,538,115)	¥(1,486,651)	¥(1,444,917)
Payments for intangibles	(446,588)	(416,583)	(358,209)
Proceeds from sales of property, plant and equipment	38,929	50,625	54,424
Payments for purchases of non-current investments	(35,309)	(50,517)	(31,097)
Proceeds from sales and redemptions of non-current investments	19,812	15,444	27,478
Acquisitions of subsidiaries, net of cash acquired	(38,490)	(211,195)	(42,217)
Payments for purchases of short-term investments	(682,359)	(60,485)	(61,364)
Proceeds from redemptions of short-term investments	936,211	92,396	70,644
Other	(30,344)	(39,840)	(83,321)

Net cash used in investing activities	(1,776,253)	(2,106,806)	(1,868,579)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 10)	402,271	637,253	615,353
Payments for settlement of long-term debt (Note 10)	(675,295)	(735,894)	(496,729)
Proceeds from issuance of short-term debt (Note 10)	3,015,099	4,872,714	5,931,664
Payments for settlement of short-term debt (Note 10)	(3,029,279)	(4,713,795)	(5,889,243)
Dividends paid	(183,405)	(186,174)	(199,770)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 14)	(150,033)	(406,680)	(338,399)
Acquisitions of shares of subsidiaries from noncontrolling interests	(15,558)	(5,834)	(175,088)
Other	(108,981)	(84,030)	(125,796)

Net cash used in financing activities	(745,181)	(622,440)	(678,008)

Effect of exchange rate changes on cash and cash equivalents	9,042	24,372	19,486

Net increase (decrease) in cash and cash equivalents	(58,710)	23,030	(135,289)
Cash and cash equivalents at beginning of year	1,020,143	961,433	984,463

Cash and cash equivalents at end of year (Note 4)	¥961,433	¥984,463	¥849,174

Cash paid during the year for:
Interest	¥55,200	¥48,836	¥44,795
Income taxes, net	433,344	462,349	543,354
Noncash investing and financing activities:
Capital lease obligations incurred during the year	24,022	14,933	20,987
Cancellation of treasury stock (Note 14)	—	818,209	—
Assets acquired through exchange of rights (Note 9)	—	62,221	—
Assets acquired through exchange of buildings	¥—	¥—	¥18,719

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

Pursuant to the Act on Nippon Telegraph and Telephone Corporation, etc. (“NTT Act”), NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Act, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Act specifies, however, that such government ownership may eventually be reduced to one-third. Since NTT’s incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 32.5% as of March 31, 2015. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

2.    Summary of significant accounting policies:

The accompanying consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

Significant accounting policies are as follows:

(1)	Principal Accounting Policies

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

AND SUBSIDIARIES

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

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This change in estimate has been accounted for prospectively.

The financial impact from this change in accounting estimate on the fiscal year ended March 31, 2015 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥51,307 million, ¥21,754 million, and ¥19.89, respectively.

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA (3G wireless services) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over) and “Packet Kurikoshi,” in which the unused allowances are automatically carried over. “Nikagetsu Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly free minutes and/or packets are automatically carried over for up to the following two months. In addition, NTT Group offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue recognized when subscribers make calls or utilize data transmissions. “Packet Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly packet data which can be used without speed cap are automatically carried over for up to the following month. NTT Group defers revenues based on the portion of unused allowances that are estimated to be utilized in the next month. As NTT Group does not have sufficient empirical evidence to reasonably estimate unused allowances that will be utilized in the next month, NTT Group deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues in the next month.

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

From the fiscal year ended March 31, 2014, NTT Group commenced a new incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, NTT Group provides subscribers the discount depending on the number of installment payments upon certain events including replacement of the original smartphones. During the fiscal year ended March 31, 2014, NTT Group recorded a reduction of revenues based on the maximum potential discount amount of installment receivables as no sufficient empirical evidence was available to reasonably estimate such amounts. During the fiscal year ended March 31, 2015, NTT Group has recognized estimated future discount amount as a reduction of revenue since NTT Group developed sufficient empirical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

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

Revenues from system integration services are recognized as work on contracts progresses. However, in cases where the contract period is short and the difference in the impact on the financial position or results of operations is immaterial, or in cases where it is difficult to make a reasonable estimate on the progress of the contracted work, revenues are recognized upon completion of the contracted services.

Provision for estimated losses on system integration projects, if any, is made in the fiscal period in which the loss becomes evident.

Cash and cash equivalents, short-term investments—

Excess cash is mainly invested in time deposits, marketable bonds of the Japanese Government or commercial paper. Those with original maturities of three months or less are classified as “Cash and cash

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the fiscal year are classified as “Short-term investments” in the consolidated balance sheets.

NTT Group has maintained a global cash management system (“Global CMS”) with a single financial institution since 2012 in order to improve the efficiency and effectiveness of its cash management. The Global CMS receives excess cash and extends loans to participating subsidiaries. In March 2015, this arrangement was modified to introduce a right to offset provision allowing the Global CMS to offset positive and negative cash balances that meet the criteria for offsetting, effective from the fiscal year ended March 31, 2015. NTT’s consolidated balance sheets as of March 31, 2015 reflect such offset of ¥95,556 million.

Foreign currency translation and transactions—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are recognized as a component of accumulated other comprehensive income (loss).

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost base. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2013, 2014 and 2015 totaling ¥12,662 million, ¥4,415 million and ¥13,716 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥58,267 million, ¥51,460 million and ¥47,958 million, of which ¥3,928 million, ¥3,776 million and ¥3,942 million were capitalized for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed.

During the fiscal year ended March 31, 2015, NTT DOCOMO realigned its operating segments in order to reflect its changing business management. As a result of this realignment of operating segments, NTT Group reorganized the reporting structure of its mobile communications business segment into communications, smart life and other businesses reporting units. In conjunction with this change, NTT Group reassigned the goodwill attributable to these reporting units prior to the realignment to the communications, smart life and other businesses reporting units using a relative fair value allocation approach based on the composition of each business reporting unit prior to the realignment.

Intangible assets other than goodwill primarily consist of computer software. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally from five to seven years.

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

Derivative financial instruments—

NTT Group uses several types of derivative financial instruments to manage market risks such as fluctuations in foreign currency exchange rates and interest rates. NTT Group does not use derivative instruments for trading or speculative purposes.

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities—Other” and “Long-term liabilities—Other” in the consolidated balance sheets. Classification of each derivative as current or non-current

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VIEs with assets totaling approximately ¥217 billion and ¥221 billion as of March 31, 2014 and 2015, respectively, which were established to develop and lease real estate for rental, for the purpose of securitization of mainly real estate, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop and lease real estate at March 31, 2014 and 2015 are included in the consolidated balance sheets as follows:

2014
Develop and lease real estate(*1,2)
Millions of yen
Current assets	¥19,581
Property, plant and equipment	194,942
Investments and other assets	2,353
Current liabilities	2,756
Long-term liabilities	91,305

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥135,677 million, “Current portion of long-term debt” totaling ¥1,013 million and “Long-term debt” totaling ¥59,288 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the VIEs’ land and buildings totaling ¥243,769 million.

2015
Develop and lease real estate(*1,2)
Millions of yen
Current assets	¥29,821
Property, plant and equipment	188,854
Investments and other assets	2,489
Current liabilities	3,502
Long-term liabilities	80,986

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥133,913 million, “Current portion of long-term debt” totaling ¥825 million and “Long-term debt” totaling ¥51,791 million, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the VIEs’ land and buildings totaling ¥238,280 million.

There is no VIE in which NTT Group holds a significant variable interest but is not the primary beneficiary as of March 31, 2015.

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

NTT Group’s asset retirement obligations primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT has concluded that their estimates of the fair value of these liabilities are immaterial.

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

Redeemable noncontrolling interests—

A portion of noncontrolling interests of certain subsidiaries can be put to NTT Group upon certain events. As redemption of the noncontrolling interests is not solely in the control of NTT Group, the redemption amount based on fair value price is considered as “Redeemable noncontrolling interests” and presented in between Liabilities and Equity in the consolidated balance sheets.

As of March 31, 2015, NTT Group believes that subsequent adjustment of the presented amount of redeemable noncontrolling interests is unnecessary because they are not currently redeemable and it is not probable that they will become redeemable. NTT Group will reassess the probability each fiscal year.

An analysis of the changes for the fiscal year ended March 31, 2015 in Redeemable noncontrolling interests is shown below:

	2014	2015
	Millions of yen
Balance at beginning of year	¥—	¥25,912
Acquisition of new subsidiaries	25,912	—
Comprehensive income (loss)
Net income	—	1,090
Other comprehensive income (loss)
Foreign currency translation adjustments	—	1,235
Changes in NTT’s ownership interest in subsidiaries	—	35
Balance at end of year	¥25,912	¥28,272

Reclassifications—

Beginning April 1, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the fiscal years ended March 31, 2013 reflect such reclassification.

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

On April 29, 2015, the FASB issued an exposure draft to delay the effective date of the ASU by one year. In the event that the exposure draft goes into effect, the standard would be effective for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

3.    Related party transactions:

Related party transactions mainly consist of transactions with affiliated companies. NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the purchases of terminal equipment and materials and the receipt of certain services. Transactions with affiliated companies are made at arm’s-length prices.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2015 and the related balances at March 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	Millions of yen
Operating revenues	¥26,001	¥31,372	¥32,392

Operating expenses	¥105,295	¥109,817	¥126,461

Receivables	¥17,257	¥24,254	¥27,773

Payables	¥89,623	¥105,341	¥98,055

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥19,384 million, ¥23,249 million and ¥25,881 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2014 and 2015 comprised the following:

	2014	2015
	Millions of yen
Cash	¥847,980	¥807,817
Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	2,212	802
Time deposits, certificates of deposit and other	134,271	40,555

Total	¥984,463	¥849,174

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

5.    Inventories:

Inventories at March 31, 2014 and 2015 comprised the following:

	2014	2015
	Millions of yen
Telecommunications equipment to be sold and materials	¥228,337	¥181,258
Projects in progress	83,015	103,351
Supplies	103,957	105,914

Total	¥415,309	¥390,523

6.    Impairment of long-lived assets:

For the fiscal year ended March 31, 2015, NTT DOCOMO and its subsidiaries failed to meet the forecasted revenues of the multimedia broadcasting business for mobile devices due to new competition in content and services provided through smart phones and other devices, resulting in a significant increase in uncertainty over the likelihood of future significant improvement of the profitability of this business. This triggered NTT DOCOMO to conduct the recoverability for its long-lived assets, including property, plant and equipment and intangible assets, of the multimedia broadcasting business for the fiscal year ended March 31, 2015.

The estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts.

The fair value of long-lived assets related to the multimedia broadcasting business for mobile devices was estimated primarily based on the discounted cash flow method. As the discounted cash flows expected to be generated by the long-lived assets would be a negative, NTT DOCOMO recorded an impairment for the entire carrying amount of these assets.

In addition, NTT DOCOMO estimated the fair value of certain equipment related to the multimedia broadcasting business based on the observable market transactions of comparable assets, such as the orderly liquidation value of each asset.

Consequently, a reduction of the carrying amounts to fair value was necessary resulting in NTT DOCOMO recording a non-cash impairment loss of ¥30,161 million as “Impairment loss” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

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

NTT Group’s carrying amount of its investment in PLDT was ¥154,613million and ¥168,968 million as of March 31, 2014 and 2015, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥277,025 million and ¥340,268 million as of March 31, 2014 and 2015, respectively.

Tata Teleservices Limited—

On November 12, 2008, NTT DOCOMO entered into a capital alliance with Tata Teleservices Limited (“TTSL”) and Tata Sons Limited (“Tata Sons”), the parent company of TTSL. On March 25, 2009, NTT Group acquired approximately 26% of the outstanding common shares of TTSL for ¥252,321 million pursuant to the capital alliance and accounted for the investment by applying the equity method.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥141.4 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus NTT DOCOMO has not accounted for the sales transaction for the year ended March 31, 2015. NTT DOCOMO continues to account for the investment in TTSL under the equity method as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

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

*	1 rupee = ¥1.95 as of May 29, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in values of certain investments including TTSL and recognized impairment charges aggregating ¥25,913 million and ¥51,279 million, for the fiscal years ended March 31, 2013 and 2014, respectively. These impairment losses are included in the consolidated statements of income under “Equity in earnings (losses) of affiliated companies.” During the fiscal year ended March 31, 2015, NTT Group determined that the value of the investment in TTSL has not suffered a decline that was other than temporary.

NTT’s share of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥76,040 million, ¥100,976 million and ¥90,631 million as of March 31, 2013, 2014 and 2015, respectively.

NTT Group’s total investment in its affiliated publicly-held companies at March 31, 2014 and 2015 were ¥172,199 million and ¥187,209 million, respectively, and based on quoted market prices at that date, the related market values were ¥310,500 million and ¥368,000 million, respectively.

The total carrying amounts of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2014 and 2015 were greater by ¥260,664 million and by ¥273,416 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

8.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2014 and 2015 are as follows:

	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥134,819	¥128,150	¥376	¥262,593
Debt securities	55,650	1,541	202	56,989
Held-to-maturity:
Commercial paper*	2,212	—	—	2,212
Other debt securities	3,933	24	—	3,957

Total	¥196,614	¥129,715	¥578	¥325,751

*	Commercial paper is included “Cash and cash equivalents” totaling ¥2,212 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥153,933	¥232,814	¥1,425	¥385,322
Debt securities	68,420	1,534	337	69,617
Held-to-maturity:
Commercial paper*	802	—	—	802
Other debt securities	4,729	46	—	4,775

Total	¥227,884	¥234,394	¥1,762	¥460,516

*	Commercial paper is included “Cash and cash equivalents” totaling ¥802 million.

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and 2015 are as follows:

	March 31, 2014
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,433	¥269	¥946	¥107
Debt securities	996	54	649	148
Held-to-maturity:
Debt securities	—	—	—	—

	March 31, 2015
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,248	¥1,417	¥45	¥8
Debt securities	15,013	322	135	15
Held-to-maturity:
Debt securities	—	—	—	—

In the ordinary course of business, NTT Group maintains equity securities as long-term investment accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥88,467 million and ¥67,088 million at March 31, 2014 and 2015, respectively. As these investments are not quoted at market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Accordingly, NTT Group believes that it is not practicable to disclose estimated fair values of these cost method investments. Unless NTT Group identifies events or changes in

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

circumstances that may have had a significant adverse effect on the fair value of these investments, the fair value of such cost method investments is not estimated. NTT Group did not evaluate fair values of investment securities with an aggregate carrying amount of ¥86,242 million and ¥64,960 million for impairment at March 31, 2014 and 2015, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for each of the three years in the period ended March 31, 2015 are as follows:

	2013	2014	2015
	Millions of yen
Proceeds	¥4,433	¥4,074	¥10,117
Gross realized gain	2,264	2,345	5,158
Gross realized loss	37	49	875

Maturities of debt securities classified as held-to-maturity at March 31, 2014 and 2015 are as follows.

	March 31, 2014		March 31, 2015
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥2,212	¥2,212	¥1,968	¥1,972
Due after 1 year through 5 years	2,519	2,531	1,624	1,629
Due after 5 years through 10 years	939	939	1,638	1,650
Due after 10 years	475	487	301	326

Total	¥6,145	¥6,169	¥5,531	¥5,577

9.    Goodwill, Software and other intangible assets:

Goodwill—

A goodwill impairment charge of ¥23,042 million was recognized during the fiscal year ended March 31, 2013 for goodwill attributable to the NTT America reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cash flow method.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2013	¥204,879	¥445,729	¥171,037	¥2,571	¥824,216
Goodwill acquired during year	122,522	34,811	29,333	—	186,666
Impairment losses	—	—	—	—	—
Foreign currency translation adjustments	42,278	11,559	21,917	—	75,754
Other	—	—	—	—	—

Balance at March 31, 2014	¥369,679	¥492,099	¥222,287	¥2,571	¥1,086,636

	2015
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2014	¥369,679	¥492,099	¥222,287	¥2,571	¥1,086,636
Goodwill acquired during year	37,799	—	2,870	—	40,669
Impairment losses	(3,464)	—	—	—	(3,464)
Foreign currency translation adjustments	44,312	5,918	19,118	—	69,348
Other	(6,226)	(802)	—	—	(7,028)

Balance at March 31, 2015	¥442,100	¥497,215	¥244,275	¥2,571	¥1,186,161

Software and Other intangible assets—

The following table presents the major components of software and other intangible assets as of March 31, 2014 and 2015.

	2014	2015
	Millions of yen
Amortizable intangible assets:
Computer software	¥5,954,842	¥6,129,753
Rights to use utility facilities	336,510	337,496
Other	447,812	489,844
Accumulated amortization	(5,099,133)	(5,390,151)

Total amortizable intangible assets	1,640,031	1,566,942

Non-amortizable intangible assets:
Trademarks and trade names	54,283	55,859
Rights to acquire the building	16,792	16,792
Other	—	21,915

Total non-amortizable intangible assets	71,075	94,566

Total	¥1,711,106	¥1,661,508

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥473,247 million, ¥493,436 million and ¥447,591 million, respectively.

Computer software is recognized at cost and is amortized on a straight-line basis over its estimated useful life, which is generally from five to seven years. Rights to use utility facilities are acquired using lump-sum cash payments and mainly consist of cable tunnels and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 50 years. Other intangible assets are also recognized at cost and amortized on a straight-line basis over their estimated useful lives averaging 12 years.

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

For the fiscal year ended March 31, 2014, NTT included these rights in “Property” and “Other intangible assets,” respectively, in its consolidated balance sheets and also recorded a ¥59,996 million gain resulting from the difference between the fair value of the acquired assets and the book value of the transferred leasehold and other rights under “Other, net” of “Other income (expenses)” in its consolidated statement of income.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2016	¥407,510
2017	334,830
2018	260,752
2019	189,563
2020	124,508

10.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2014 and 2015 comprised the following:

	2014	2015
	Millions of yen
Borrowings denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.33% and 0.26% per annum at March 31, 2014 and 2015, respectively	¥49,909	¥39,238
Commercial paper bearing interest at weighted average rates of 0.08% and 0.09% per annum at March 31, 2014 and 2015, respectively	89,000	206,993
Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	129,835	84,192
Commercial paper	700	—

Total short-term debt	¥269,444	¥330,423

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2014 and 2015 comprised the following:

	2014	2015
	Millions of yen
Debt denominated in Japanese yen:
0.15% – 2.06% coupon bonds due 2015 – 2031	¥1,795,967	¥1,700,969
0.42% floating rate bond due 2022	100	100
Secured indebtedness to financial institutions—
0.70% (weighted average) loans due 2015 – 2029	61,382	49,408
0.30% (weighted average) floating rate loans due 2018 – 2026	—	18,744
Unsecured indebtedness to financial institutions—
0.99% (weighted average) loans due 2015 – 2031	1,599,342	1,683,994
0.28% (weighted average) floating rate loans due 2015 – 2026	98,130	88,309

	3,554,921	3,541,524

Debt denominated in foreign currencies:
0.89% – 2.15% U.S. dollar notes due 2016 – 2020	182,889	213,250
0.69% floating rate U.S. dollar notes due 2019	—	24,034
Unsecured indebtedness to financial institutions—
0.68% (weighted average) U.S. dollar floating rate loans due 2015 – 2029	98,716	164,010
0.88% (weighted average) U.K. pound floating rate loans due 2016 – 2018	18,918	17,987
0.97% (weighted average) Euro loans due 2015 – 2025	6,938	50,084
0.71% (weighted average) Euro floating rate loans due 2015 – 2020	6,367	16,701
Other loans due 2015 – 2033	40,691	31,844

	354,519	517,910

Total long-term debt principal	3,909,440	4,059,434
Less—Deferred bond discounts	(416)	(330)

	3,909,024	4,059,104
Less—Current portion	(425,351)	(370,279)

Total long-term debt	¥3,483,673	¥3,688,825

Interest rates and due dates in the above table are stated at March 31, 2015.

All holders of the bonds and notes totaling ¥1,051,257 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Act to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2015 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2015, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2016 to the fiscal year ending March 31, 2020 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2016	¥370,279
2017	474,807
2018	683,159
2019	598,374
2020	445,719
Thereafter	1,486,766

Total	¥4,059,104

As of March 31, 2015, NTT Group has unused committed lines of credit amounting to ¥105.5 billion.

11.    Employees’ retirement benefits:

(1)	Severance Payments and Contract-type Corporate Pension Plans

Employees are generally entitled to lump-sum severance payments based on NTT’s severance payment plans, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

NTT and certain subsidiaries sponsors non-contributory funded contract-type corporate pension plans, which cover 28% of the severance benefits under the severance payment plans to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2014 and 2015. NTT uses a March 31 measurement date.

	2014	2015
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥2,012,924	¥1,903,160
Service cost	72,631	65,160
Interest cost	30,021	25,510
Actuarial loss (gain)	(46,672)	54,522
Other	7,249	(11,992)
Benefit payments - Lump-sum severance payments and Pension	(172,993)	(156,391)

Benefit obligation, end of year	1,903,160	1,879,969

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,125,165	1,130,188
Actual return on plan assets	71,150	96,646
Employer contributions	42,130	3,028
Other	2,967	1,571
Benefit payments - Pension	(111,224)	(108,697)

Fair value of plan assets, end of year	1,130,188	1,122,736

At March 31:
Under-funded status	¥(772,972)	¥(757,233)

The following table presents the amounts recognized in the consolidated balance sheets:

	2014	2015
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(831,192)	¥(869,635)
Other assets	58,220	112,402
Accumulated other comprehensive loss (income)	189,737	162,053

Net amount recognized	¥(583,235)	¥(595,180)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2014	2015
	Millions of yen
At March 31:
Net actuarial loss	¥193,727	¥164,108
Transition obligation	609	453
Prior service cost(*)	(4,599)	(2,508)

Total	¥189,737	¥162,053

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation was ¥1,903,157 million and ¥1,880,896 million at March 31, 2014 and 2015, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
At March 31:
Projected benefit obligation	¥1,897,092	¥1,873,427
Fair value of plan assets	1,123,514	1,113,285

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,897,090	¥1,873,425
Fair value of plan assets	1,123,514	1,113,285

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2015 included the following components:

	2013	2014	2015
	Millions of yen
Service cost	¥72,628	¥72,631	¥65,160
Interest cost on projected benefit obligation	37,511	30,021	25,510
Expected return on plan assets	(21,179)	(22,069)	(22,027)
Amortization of net actuarial loss	16,891	7,694	3,463
Amortization of transition obligation	167	167	156
Amortization of prior service cost	(5,266)	(3,997)	(1,468)
Curtailment gain from the change in pension plans	—	(12,966)	—

Total	¥100,752	¥71,481	¥70,794

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Other comprehensive loss (income)
Net gain arising during period	¥(95,681)	¥(20,097)
Amortization of net actuarial loss	(7,694)	(3,463)
Amortization of transition obligation	(167)	(156)
Accrued prior service cost	—	—
Amortization of prior service cost	3,997	1,468
Reclassification of prior service cost due to curtailment	12,894	—
Other	(1,081)	(5,436)

Total	¥(87,732)	¥(27,684)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2016 amount to ¥5,190 million, ¥50 million and ¥(1,454) million, respectively.

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2013	2014	2015
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.5%	1.4%	1.0%
Rate of compensation increase	2.4-3.4%	2.4-4.0%	2.4-4.0%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.9%	1.5%	1.4%
Rate of compensation increase	2.4-3.4%	2.4-3.4%	2.4-4.0%
Expected long-term return on plan assets	2.0%	2.0%	2.0%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2014 and 2015. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 15.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2015
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥4,796	¥4,796	—	—

Debt securities
Japanese government bonds/local government bonds	326,908	321,925	4,983	—
Domestic corporate bonds	105,254	—	105,254	—
Foreign government bonds	85,681	84,970	711	—
Foreign corporate bonds	1,770	417	1,353	—

Equity securities
Domestic	118,169	118,150	19	—
Foreign	82,325	82,325	—	—

Securities investment trust
Domestic/debt securities	13,030	—	13,030	—
Domestic/equity securities	10,985	—	10,985	—
Foreign/debt securities	8,189	—	8,189	—
Foreign/equity securities	10,809	—	10,809	—

Pooled funds	150,199	—	150,199	—

Life insurance company general accounts	203,026	—	203,026	—

Others	1,595	—	3	1,592

Total	¥1,122,736	¥612,583	¥508,561	¥1,592

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair value of pooled funds is evaluated based on net asset value as reported by the trust operator, and is classified as Level 2.

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

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2015 are: domestic bonds, 47.0%; domestic stocks, 13.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥2,535 million (0.2% of total plan assets) and ¥2,619 million (0.2% of total plan assets) at March 31, 2014 and 2015, respectively.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2016	¥133,625
2017	133,657
2018	145,235
2019	135,510
2020	124,795
2021-2025	543,266

Total	¥1,216,088

(2)	Defined Contribution Pension Plan

NTT and certain subsidiaries recorded retirement benefit expenses of ¥18,082 million of related to NTT Group’s defined contribution benefit plan in the fiscal year ended March 31, 2015.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

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

(a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥124,405 million, ¥126,310 million and ¥122,476 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

(b)    The NTT CDBP (former NTT Plan)

NTT established the NTT Plan in April 1997. Both NTT Group and its employees made contributions to the plan to supplement the pension benefits to which the employees were entitled under the National Plan. The NTT Plan was regulated under the Japanese Welfare Pension Insurance Law and covered a substitutional portion of the National Plan.

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

In October 2013, NTT Group re-examined its wage system and implemented the “Reconstruction of the treatment system in light of future business operations” in order to evaluate the current compensation system and increase employment opportunities for individuals over the age of 60. As the eligible age to begin receiving pension benefits is expected to be delayed in connection with this reconstruction plan, the value of the projected benefit obligations decreased by ¥76,050 million as of October 1, 2013, and is being amortized as prior service cost starting from the effective date through the remaining service period of applicable employees.

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2014 and 2015. NTT uses a March 31 measurement date.

	2014	2015
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,601,091	¥1,553,265
Service cost	39,098	37,281
Interest cost	22,961	21,278
Actuarial loss (gain)	173	97,160
Plan amendment	(76,050)	—
Other	122	9,293
Benefit payments	(34,130)	(34,846)

Benefit obligation, end of year	1,553,265	1,683,431

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	983,336	1,056,584
Actual return on plan assets	96,590	116,626
Employer contributions	7,052	16,818
Employee contributions	3,557	3,753
Other	179	6,169
Benefits payments	(34,130)	(34,846)

Fair value of plan assets, end of year	1,056,584	1,165,104

At March 31:
Under-funded status	¥(496,681)	¥(518,327)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized in the consolidated balance sheets:

	2014	2015
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(496,681)	¥(518,327)
Accumulated other comprehensive loss	23,188	28,015

Net amount recognized	¥(473,493)	¥(490,312)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2014	2015
	Millions of yen
At March 31:
Net actuarial loss	¥95,549	¥93,281
Prior service cost(*)	(72,361)	(65,266)

Total	¥23,188	¥28,015

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The accumulated benefit obligation was ¥1,328,536 million and ¥1,435,669 million at March 31, 2014 and 2015, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2015 included the following components:

	2013	2014	2015
	Millions of yen
Service cost	¥37,647	¥39,098	¥37,281
Interest cost on projected benefit obligation	27,260	22,961	21,278
Expected return on plan assets	(21,743)	(23,871)	(25,825)
Amortization of net actuarial loss	15,982	15,265	5,783
Amortization of prior service cost	(3,187)	(5,512)	(7,487)
Employee contributions	(3,573)	(3,557)	(3,753)

Total	¥52,386	¥44,384	¥27,277

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥(72,546)	¥6,359
Amortization of net actuarial loss	(15,265)	(5,783)
Accrued prior service cost	(76,050)	—
Amortization of prior service cost	5,512	7,487
Other	1	(3,236)

Total	¥(158,348)	¥4,827

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2016 amount to ¥5,099 million and ¥(7,485) million, respectively.

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2013	2014	2015
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.5%	1.4%	1.0%
Rate of compensation increase	3.9%	3.4%	3.4%
Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.9%	1.5%	1.4%
Rate of compensation increase	3.4%	3.9%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2014 and 2015. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 15.

	As of March 31, 2014
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,859	¥7,859	—	—

Debt securities
Japanese government bonds/local government bonds	297,645	292,603	5,042	—
Domestic corporate bonds	80,603	—	80,603	—
Foreign government bonds	76,442	75,534	908	—
Foreign corporate bonds	1,268	161	1,107	—

Equity securities
Domestic	185,915	185,915	—	—
Foreign	114,284	114,284	—	—

Securities investment trust
Domestic/debt securities	17,921	—	17,921	—
Domestic/equity securities	25,881	—	25,881	—
Foreign/debt securities	17,952	—	17,952	—
Foreign/equity securities	16,522	—	16,522	—

Pooled funds	92,753	—	92,753	—

Life insurance company general accounts	118,487	—	118,487	—

Others	3,052	—	21	3,031

Total	¥1,056,584	¥676,356	¥377,197	¥3,031

	As of March 31, 2015
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥8,984	¥8,984	—	—

Debt securities
Japanese government bonds/local government bonds	323,496	318,634	4,862	—
Domestic corporate bonds	91,110	—	91,110	—
Foreign government bonds	82,179	81,565	614	—
Foreign corporate bonds	1,178	346	832	—

Equity securities
Domestic	214,675	214,645	30	—
Foreign	124,158	124,157	—	1

Securities investment trust
Domestic/debt securities	20,298	—	20,298	—
Domestic/equity securities	28,994	—	28,994	—
Foreign/debt securities	19,788	—	19,788	—
Foreign/equity securities	18,382	—	18,382	—

Pooled funds	94,532	—	94,532	—

Life insurance company general accounts	134,892	—	134,892	—

Others	2,438	—	2	2,436

Total	¥1,165,104	¥748,331	¥414,336	¥2,437

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

Pooled funds

Pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair value of pooled funds is evaluated based on net asset value as reported by the trust operator, and is classified as Level 2.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which guarantee an expected rate of return and principal and they are all classified as Level 2.

Others

Others include loans to employees and leasing receivables, which are classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2015 are: domestic bonds, 42.8%; domestic stocks, 20.8%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 12.0%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥4,278 million (0.4% of total plan assets) and ¥4,453 million (0.4% of total plan assets) at March 31, 2014 and 2015, respectively.

NTT Group expects to contribute ¥16,756 million to the NTT CDBP in the fiscal year ending March 31, 2016.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2016	36,241
2017	38,587
2018	40,877
2019	42,277
2020	42,881
2021-2025	232,980

Total	¥433,843

(c)	The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan)

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥47,113 million, ¥43,520 million and ¥40,028 million for the fiscal years ended March 31, 2013, 2014 and 2015,

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

12.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	Millions of yen
Income from continuing operations	¥473,954	¥486,546	¥397,349
Other comprehensive income (loss) (Note 14)	51,350	98,130	50,100
Additional paid-in capital (Note 14)	—	—	(34,823)

Total income taxes	¥525,304	¥584,676	¥412,626

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal years ended March 31, 2013, and 2014, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 38%. During the fiscal year ended March 31, 2015, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 25.5%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 36%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

The “Act on the Partial Revision of the Income Tax Act” and other laws were enacted on March 20, 2014, changing, among other things, the tax rates for fiscal years beginning on or after April 1, 2014. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities in relation to the temporary differences anticipated to be resolved in the fiscal year ended March 31, 2015 was lowered from approximately 38% to approximately 36%. As a result, net deferred tax assets decreased by ¥12,583 million, whose effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. Net income attributable to NTT decreased ¥9,595 million.

The “Act on the Partial Revision of the Income Tax Act” and other laws were enacted on March 31, 2015, changing, among other things, the tax rates for fiscal years beginning on or after April 1, 2015. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities in relation to the temporary differences anticipated to be resolved in the fiscal year ending March 31, 2016 and the fiscal years ending March 31, 2017 and thereafter were lowered from approximately 36% to approximately 33% and 32%, respectively. As a result, net deferred tax assets decreased by ¥54,357 million, whose effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. Net income attributable to NTT decreased ¥47,841 million.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2015, NTT had 78 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations of the difference between the actual effective income tax rate of NTT Group and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2013	2014	2015
Statutory tax rate	37.98%	37.98%	35.60%
Expenses not deductible for tax purposes	1.04	0.15	0.25
Tax credits	(1.62)	(1.40)	(4.54)
Net change in valuation allowance	0.95	(0.36)	1.26
Effect of changes in the enacted tax rates	0.77	1.45	5.19
Equity in earnings (losses) of affiliated companies	(0.63)	(1.57)	0.11
Other	1.08	1.34	(0.62)

Effective tax rate	39.57%	37.59%	37.25%

Significant components of deferred tax assets and liabilities at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥474,772	¥458,453
Accrued enterprise tax	18,241	12,954
Property, plant and equipment and intangible assets	381,764	349,013
Compensated absences	87,973	82,257
Accrued bonus	37,494	34,933
Unamortized purchases of leased assets	7,644	6,708
Operating loss carryforwards	197,012	201,211
Accrued liabilities for loyalty programs	61,818	45,477
Deferred revenues regarding Nikagetsu Kurikoshi	13,000	10,723
Investments in affiliates	106,989	102,848
Other	165,939	186,501

Total gross deferred tax assets	1,552,646	1,491,078
Less—Valuation allowance	(259,921)	(265,950)

Total deferred tax assets	1,292,725	1,225,128

Deferred tax liabilities:
Unrealized gains on securities	(34,431)	(64,773)
Investment in subsidiary, principally arising upon issuance of stock	(300,554)	(226,474)
Property, plant and equipment and intangible assets	(216,869)	(202,264)
Investments in affiliates	(58,331)	(59,687)
Other	(39,145)	(64,483)

Total gross deferred tax liabilities	(649,330)	(617,681)

Net deferred tax assets	¥643,395	¥607,447

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance at March 31, 2014 and 2015 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the year ended March 31, 2013 was an increase of ¥11,535 million, for the year ended March 31, 2014 was an increase of ¥6,228 million, and for the year ended March 31, 2015 was an increase of ¥6,029 million.

The change in estimates of the subsequent realization of deferred tax assets for the year ended March 31, 2013 was ¥6,534 million decrease as a result of changes in estimates of the realizability of deferred tax assets. The change in the valuation allowance for the year ended March 31, 2014 included the impact of a ¥17,937 million decrease mainly as a result of a change in the estimate of the realizability of NTT America’s deferred tax assets in connection with its acquisitions. The change in the valuation allowance for the fiscal year ended March 31, 2015 included the impact of a ¥13,362 million decrease as a result of changes in estimates of the realizability of deferred tax assets.

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

Net deferred tax assets at March 31, 2014 and 2015 are included in the consolidated balance sheets as follows:

	2014	2015
	Millions of yen
Deferred income taxes (current assets)	¥220,662	¥219,333
Deferred income taxes (investments and other assets)	661,500	589,937
Other current liabilities	(5,616)	(4,970)
Deferred income taxes (long-term liabilities)	(233,151)	(196,853)

Total	¥643,395	¥607,447

At March 31, 2015, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥677,456 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31, 2015	Millions of yen
Within 5 years	¥101,082
6 to 20 years	456,556
Indefinite periods	119,818

Total	¥677,456

At March 31, 2014 and 2015, the amount of unrecognized deferred tax liabilities for a portion of the undistributed earnings of NTT’s foreign subsidiaries was immaterial.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2014
Millions of yen
Balance at March 31, 2013	¥4,356
Increase in tax position of current year	1,036
Decrease in tax position of prior year	(814)
Reductions as a result of a lapse of the applicable statute of limitations	(7)
Foreign currency translation adjustments	812

Balance at March 31, 2014	¥5,383

2015
Millions of yen
Balance at March 31, 2014	¥5,383
Increase in tax position of current year	402
Decrease in tax position of prior year	(1,010)
Reductions as a result of a lapse of the applicable statute of limitations	—
Foreign currency translation adjustments	979

Balance at March 31, 2015	¥5,754

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥5,383 million and ¥5,754 million at March 31, 2014 and 2015, respectively. NTT does not expect any material changes in its accrued liabilities for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2013, 2014 and 2015 were immaterial. As of March 31, 2015, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2013 and prior have been completed by the tax authorities.

13.    Consumption tax:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)

Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)

Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)

Balance at March 31, 2015	1,136,697,235	78,097,606

According to the NTT Act, NTT must obtain authorization from the Minister of Internal Affairs and Communications for certain financial matters including (1) certain new share issuance, including shares issuable upon the exercise of stock acquisition rights; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

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

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock at an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014. Based on this resolution, NTT repurchased 26,556,800 shares of its common stock at ¥156,499 million on March 7, 2014 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”).

On May 13, 2014, the board of directors of NTT resolved that NTT would repurchase shares held by untraceable shareholders, as previously announced on September 18, 2013, as treasury stock. Based on this resolution, NTT purchased 413,227 shares of its common stock for ¥2,429 million on May 14, 2014.

On November 7, 2014, the board of directors of NTT resolved that NTT may acquire up to 51 million shares of its outstanding common stock at an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 51 million shares of its common stock for a total purchase price of ¥338,117 million between November 2014 and March 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2015 was ¥599,366 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2015 include amounts representing final cash dividends of ¥95,273 million, or ¥90 per share, which were approved at the shareholders’ meeting held on June 26, 2015.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 15, 2015, the board of directors resolved that NTT will implement a two-for-one stock split as follows: the record date for the stock split will be June 30, 2015, and each share of common stock held by shareholders as of the record date will be split into two, with an effective date of July 1. Per share information for the previous fiscal year and the current fiscal year, assuming the stock split had been carried out at the beginning of the previous fiscal year, is as follows:

	2013	2014	2015
	yen
Weighted average number of shares outstanding (excluding treasury stock)	2,423,761,538	2,299,516,428	2,187,360,018
Net income per share attributable to NTT	¥215.34	¥254.61	¥236.85
Cash dividends to be paid to shareholders of record date	¥80.00	¥85.00	¥90.00

	2014	2015
	yen
Number of shares outstanding (excluding treasury stock)	2,220,092,856	2,117,199,258
Shareholders’ Equity per Share	¥3,833.78	¥4,100.63

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2014 and 2015 in accumulated other comprehensive income (loss) is shown below:

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	16,292	(3,595)	150,461	162,168	325,326
Amounts reclassified from accumulated other comprehensive income	(235)	(1,300)	6,010	1,073	5,548

Other comprehensive income	16,057	(4,895)	156,471	163,241	330,874

Less—Comprehensive income attributable to noncontrolling interests	3,322	(1,473)	29,949	11,178	42,976

Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	76,141	4,491	133,316	16,151	230,099
Amounts reclassified from accumulated other comprehensive income	167	(1,588)	(3,453)	219	(4,655)

Other comprehensive income	76,308	2,903	129,863	16,370	225,444

Less—Comprehensive income attributable to noncontrolling interests	26,907	1,730	26,270	(2,729)	52,178

Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the change in accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2013, 2014 and 2015:

	2013
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥62,959	¥(20,920)	¥42,039
Less—Reclassification adjustment for realized (gain) loss included in net income	8,939	(3,469)	5,470

Net change in unrealized gain (loss) on securities	71,898	(24,389)	47,509

Unrealized gain (loss) on derivative instruments arising during the period	¥(2,371)	¥(790)	¥(3,161)
Less—Reclassification adjustment for realized (gain) loss included in net income	(2,457)	882	(1,575)

Net change in unrealized gain (loss) on derivative instruments	(4,828)	92	(4,736)

Foreign currency translation adjustments arising during the period	¥126,695	¥(14,450)	¥112,245
Less—Reclassification adjustment for realized (gain) loss included in net income	223	(80)	143

Net change in foreign currency translation adjustments	126,918	(14,530)	112,388

Pension liability adjustments arising during period	¥24,914	¥(5,852)	¥19,062
Prior service cost arising during period	(178)	63	(115)
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	32,943	(10,305)	22,638
Amortization of transition obligation	169	(61)	108
Amortization of prior service cost	(8,470)	2,877	(5,593)
Reclassification of prior service cost due to curtailment	—	—	—
Other	(665)	211	(454)
Net change in pension liability adjustments	48,713	(13,067)	35,646

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥26,518	¥(10,226)	¥16,292
Less—Reclassification adjustment for realized (gain) loss included in net income	(426)	191	(235)

Net change in unrealized gain (loss) on securities	26,092	(10,035)	16,057

Unrealized gain (loss) on derivative instruments arising during the period	¥(3,988)	¥393	¥(3,595)
Less—Reclassification adjustment for realized (gain) loss included in net income	(2,018)	718	(1,300)

Net change in unrealized gain (loss) on derivative instruments	(6,006)	1,111	(4,895)

Foreign currency translation adjustments arising during the period	¥156,586	¥(6,125)	¥150,461
Less—Reclassification adjustment for realized (gain) loss included in net income	9,489	(3,479)	6,010

Net change in foreign currency translation adjustments	166,075	(9,604)	156,471

Pension liability adjustments arising during period	¥165,474	¥(53,301)	¥112,173
Prior service cost arising during period	76,050	(26,409)	49,641
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	23,015	(7,450)	15,565
Amortization of transition obligation	169	(61)	108
Amortization of prior service cost	(9,527)	3,290	(6,237)
Reclassification of prior service cost due to curtailment	(12,894)	4,531	(8,363)
Other	556	(202)	354
Net change in pension liability adjustments	242,843	(79,602)	163,241

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥115,793	¥(39,652)	¥76,141
Less—Reclassification adjustment for realized (gain) loss included in net income	260	(93)	167

Net change in unrealized gain (loss) on securities	116,053	(39,745)	76,308

Unrealized gain (loss) on derivative instruments arising during the period	¥5,103	¥(612)	¥4,491
Less—Reclassification adjustment for realized (gain) loss included in net income	(2,460)	872	(1,588)

Net change in unrealized gain (loss) on derivative instruments	2,643	260	2,903

Foreign currency translation adjustments arising during the period	¥140,542	¥(7,226)	¥133,316
Less—Reclassification adjustment for realized gain included in net income	(3,453)	—	(3,453)

Net change in foreign currency translation adjustments	137,089	(7,226)	129,863

Pension liability adjustments arising during period	¥11,460	¥(1,452)	¥10,008
Prior service cost arising during period	—	—	—
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	9,446	(2,994)	6,452
Amortization of transition obligation	156	(54)	102
Amortization of prior service cost	(8,971)	2,636	(6,335)
Reclassification of prior service cost due to curtailment	—	—	—
Other	7,668	(1,525)	6,143
Net change in pension liability adjustments	19,759	(3,389)	16,370

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the fiscal year ended March 31, 2014 and 2015 was as follows:

	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
	Millions of yen
Unrealized gain (loss) on securities	¥426	¥(62)	Other, net
	(191)	93	Income tax expense (benefit)
	—	(198)	Equity in earnings (losses) of affiliated companies

	¥235	¥(167)	Net income

Unrealized gain (loss) on derivative instruments	¥2,110	¥2,494	Other, net
	(718)	(872)	Income tax expense (benefit)
	(92)	(34)	Equity in earnings (losses) of affiliated companies

	¥1,300	¥1,588	Net income

Foreign currency translation adjustments	¥(7)	¥3,453	Other, net
	3,479	—	Income tax expense (benefit)
	(9,482)	—	Equity in earnings (losses) of affiliated companies

	¥(6,010)	¥3,453	Net income

Pension liability adjustments	¥(763)	¥(631)	*
	(310)	412	Income tax expense (benefit)

	¥(1,073)	¥(219)	Net income

Total	¥(5,548)	¥4,655	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity transactions with noncontrolling interests—

The changes for the fiscal year ended March 31, 2013, 2014 and 2015 in Net income attributable to NTT and Increase in Additional paid in capital as a result of Equity transactions with noncontrolling interests are shown below:

	2013	2014	2015
	Millions of yen
Net income attributable to NTT	¥521,932	¥585,473	¥518,066
Transfers (to) from the noncontrolling interests:
Increase in additional paid-in capital attributable to tax effect by NTT DOCOMO’s share repurchase of its common stock (Note 12)	—	—	34,823
Decrease in additional paid-in capital attributable to change in NTT’s ownership interest by NTT DOCOMO’s share repurchase of its common stock	—	—	(14,802)
Other	(4,553)	(1,069)	(2,600)

Total	(4,553)	(1,069)	17,421

Change from net income attributable to NTT’s shareholders and transfers from the noncontrolling interests	¥517,379	¥584,404	¥535,487

On August 6, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 206,489,675 shares of its outstanding common stock for an amount in total not exceeding ¥350,000 million between August 7, 2014 and September 3, 2014. Based on this resolution, NTT DOCOMO repurchased a total of 181,530,121 of its shares for an aggregate amount of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of March 31, 2015.

On October 31, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million between November 1, 2014 and March 31, 2015. Based on this resolution, between November 2014 and March 2015, NTT DOCOMO repurchased a total of 83,746,000 shares of its common stock for an aggregate amount of ¥165,342 million. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.3% to 66.7% and “Additional paid-in capital” increased by ¥2,501 million in the consolidated balance sheet as of March 31, 2015.

15.    Fair Value Measurements:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2015 are as follows:

	2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥126,422	¥126,419	¥3	¥—
Foreign equity securities	136,171	136,171	—	—
Domestic debt securities	27,745	212	24,821	2,712
Foreign debt securities	29,244	10	29,234	—
Derivatives:
Forward exchange contracts	1,048	—	1,048	—
Interest rate swap agreements	664	—	664	—
Currency swap agreements	34,805	—	34,805	—
Currency option agreements	290	—	290	—

Liabilities
Derivatives:
Forward exchange contracts	522	—	522	—
Interest rate swap agreements	2,043	—	2,043	—
Currency swap agreements	571	—	571	—
Currency option agreements	¥85	¥—	¥85	¥—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥227,001	¥227,001	¥—	¥—
Foreign equity securities	158,321	158,321	—	—
Domestic debt securities	29,204	202	28,716	286
Foreign debt securities	40,413	11	40,402	—
Derivatives:
Forward exchange contracts	2,537	—	2,537	—
Interest rate swap agreements	1	—	1	—
Currency swap agreements	76,638	—	76,638	—
Currency option agreements	474	—	474	—
Forward contracts	—	—	—	—

Liabilities
Derivatives:
Forward exchange contracts	753	—	753	—
Interest rate swap agreements	3,327	—	3,327	—
Currency swap agreements	777	—	777	—
Currency option agreements	80	—	80	—
Forward contracts	¥145	¥—	¥145	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Derivatives—

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements currency option agreements, and forward contracts. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥2,888	¥—	¥—	¥2,888	¥651
Investments in affiliated companies	44,968	—	—	44,968	51,279
Cost method investments	128	—	—	128	2,108
Long-lived assets	9,135	—	—	9,135	5,738

	2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥7,999	¥—	¥—	¥7,999	¥1,187
Cost method investments	116	—	—	116	2,016
Goodwill	2,136	—	—	2,136	3,464
Long-lived assets	3,518	—	107	3,411	38,739

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Investments in affiliated companies

The fair value of investments in affiliated companies that are impaired as a result of an other than temporary decline in value are measured at fair value based on the discounted cash flow method using unobservable inputs, which resulted in a classification of such investments as Level 3 investments. The discount rates for the fiscal years ended March 31, 2014 used for the weighted average cost of capital amounted to 12.6%.

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

Goodwill—

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projections, which are classified as Level 3. For the fiscal year ended March 31, 2013, the weighted average cost of capital and the permanent growth rate amounted to 11.0% and 3.0%, respectively. For segment information related to goodwill impairments, see note 9.

Long-lived assets—

If the carrying amount of a long-lived asset is evaluated to be unrecoverable, the long-lived asset is written down to its fair value. In measuring fair value of such long-lived assets for the fiscal year ended March 31, 2014, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3. The discount rate for the fiscal years ended March 31, 2014 used for the weighted average cost of capital amounted to mainly 5.0%. In measuring fair value of such long-lived assets for the fiscal year ended March 31, 2015, fair value is mainly measured by using observable market prices of similar assets, which is classified as level 2.

16.    Segment and geographic information:

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

Operating revenue:

Year Ended March 31	2013	2014	2015
	Millions of yen
Operating revenue:
Regional communications business—
External customers	¥3,204,258	¥3,129,362	¥3,032,292
Intersegment	455,562	442,948	473,227

Total	3,659,820	3,572,310	3,505,519
Long distance and international communications business—
External customers	1,554,706	1,713,439	1,906,784
Intersegment	103,241	96,463	91,857

Total	1,657,947	1,809,902	1,998,641
Mobile communications business—
External customers	4,431,032	4,422,614	4,340,317
Intersegment	39,090	38,589	43,080

Total	4,470,122	4,461,203	4,383,397
Data communications business—
External customers	1,154,143	1,221,481	1,401,348
Intersegment	149,373	122,374	109,671

Total	1,303,516	1,343,855	1,511,019
Other—
External customers	356,601	438,278	414,576
Intersegment	895,261	890,248	857,664

Total	1,251,862	1,328,526	1,272,240
Elimination	(1,642,527)	(1,590,622)	(1,575,499)

Consolidated total	¥10,700,740	¥10,925,174	¥11,095,317

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2013	2014	2015
	Millions of yen
Segment profit:
Regional communications business	¥92,965	¥127,240	¥168,860
Long distance and international communications business	121,293	127,476	113,568
Mobile communications business	836,446	817,230	635,751
Data communications business	85,818	67,916	86,361
Other	53,257	56,098	67,481

Total segment profit	1,189,779	1,195,960	1,072,021
Elimination	12,189	17,693	12,545

Consolidated operating income	1,201,968	1,213,653	1,084,566
Other income	92,995	172,082	49,408
Other expenses	97,316	91,540	67,345

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,197,647	¥1,294,195	¥1,066,629

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥213	¥203	¥(59)
Long distance and international communications business	622	1,895	916
Mobile communications business	(35,885)	(78,311)	(14,798)
Data communications business	106	228	87
Other	18,851	25,193	19,743

Consolidated total	¥(16,093)	¥(50,792)	¥5,889

Segment assets:

As of March 31	2013	2014	2015
	Millions of yen
Segment Assets:
Regional communications business	¥7,337,100	¥7,162,076	¥7,041,285
Long distance and international communications business	1,871,626	2,314,780	2,609,666
Mobile communications business	7,336,070	7,676,820	7,326,360
Data communications business	1,597,446	1,774,562	1,930,349
Other	10,422,450	10,664,076	10,589,357

Total segment assets	28,564,692	29,592,314	29,497,017
Elimination	(9,015,625)	(9,307,365)	(8,794,590)

Consolidated total	¥19,549,067	¥20,284,949	¥20,702,427

(Note)	Elimination includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See note 9.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2013	2014	2015
	Millions of yen
Depreciation and amortization:
Regional communications business	¥794,246	¥751,906	¥734,518
Long distance and international communications business	142,309	149,734	162,610
Mobile communications business	701,658	719,132	663,344
Data communications business	137,961	135,358	148,927
Other	117,451	118,415	113,814

Total segment	1,893,625	1,874,545	1,823,213
Elimination	5,620	5,748	4,785

Consolidated total	¥1,899,245	¥1,880,293	¥1,827,998

Capital investments for segment assets:
Regional communications business	¥786,004	¥722,829	¥666,164
Long distance and international communications business	147,503	168,413	198,112
Mobile communications business	753,660	703,124	661,765
Data communications business	122,113	147,725	140,900
Other	160,695	150,672	150,582

Consolidated total	¥1,969,975	¥1,892,763	¥1,817,523

Point program expenses:
Regional communications business	¥5,801	¥7,713	¥8,803
Long distance and international communications business	1,321	484	1,335
Mobile communications business	74,651	70,837	67,705

Consolidated total	¥81,773	¥79,034	¥77,843

Goodwill impairment losses:
Long distance and international communications business	23,042	—	3,464
Mobile communications business	7,281	—	—
Data communications business	—	—	—

Consolidated total	¥30,323	¥—	¥3,464

Impairment of long-lived assets:
Regional communications business	347	36	1,640
Long distance and international communications business	648	279	1,732
Mobile communications business	1,851	—	30,161
Data communications business	1,719	3,526	2,358
Other	851	1,897	2,848

Consolidated total	¥5,416	¥5,738	¥38,739

The capital investments in the above table represent the additions to fixed assets of each segment.

As indicated in “Use of estimates” in note 2, effective April 1, 2013, NTT Group has revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected useful life. As a result, compared with the method used prior to April 1, 2013, operating income for the regional

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

communications business segment for the fiscal year ended March 31, 2014 increased by ¥23,264 million. Furthermore, as indicated in “Use of estimates” in note 2, effective July 1, 2014, NTT Group has revised its estimate of the expected useful life of a part of software for telecommunications network and internal-use software based on actual utilization of the software to reflect an extended expected useful life of up to 7 years. As a result, compared with the method used prior to July 1, 2014, operating income for the mobile communications business segment for the fiscal year ended March 31, 2015 increased by ¥51,307 million.

As indicated in note 6, impairment of long-lived assets on Mobile communications business was the impairment for long-lived assets of the multimedia broadcasting business for mobile devices.

Transfers between operating segments are made at arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

Geographic information:

Year Ended March 31	2013	2014	2015
	Millions of yen
Operating revenue:
Domestic	¥9,746,669	¥9,729,179	¥9,509,891
Foreign	954,071	1,195,995	1,585,426

Consolidated total	¥10,700,740	¥10,925,174	¥11,095,317

Operating Revenues are classified based on the geographic location of the service and products provided. NTT Group has not disclosed foreign long-term assets, as such amounts were immaterial.

There were no operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2013, 2014 and 2015.

17.    Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2014 and 2015 are as follows:

Class of property	2014	2015
	Millions of yen
Buildings	¥10,291	¥18,757
Machinery, vehicles and tools	88,282	86,695
Accumulated depreciation	(55,791)	(59,554)

Total	¥42,782	¥45,898

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2015 are as follows:

Year ending March 31	Millions of yen
2016	¥21,900
2017	16,968
2018	11,480
2019	6,579
2020	3,601
Thereafter	8,653

Total minimum lease payments	69,181
Less—Amount representing interest	14,195

Present value of net minimum lease payments	54,986
Less—Current obligation	20,604

Long-term capital lease obligations	¥34,382

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥227,024 million, ¥246,211 million and ¥267,544 million, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2015 are as follows.

Year ending March 31	Millions of yen
2016	¥38,230
2017	28,367
2018	21,203
2019	16,341
2020	10,571
Thereafter	22,410

Total	¥137,122

18.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2013, 2014 and 2015 were ¥269,192 million, ¥249,295 million and ¥233,752 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥104,209 million, ¥98,858 million and ¥101,266 million, which are included in selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2013, 2014 and 2015 were gains of ¥3,250 million, ¥11,893 million and ¥96 million, respectively, and are included in “Other, net” of “Other income (expenses)” in the consolidated statements of income.

20.    Financial instruments:

Derivative instruments and, hedging activities—

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to market risks such as interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements currency option agreements and forward contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedges—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. The notional principal amounts of these derivatives were ¥638 million at March 31, 2014. As discussed in note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as, fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” of “Other income (expenses) in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recognized in the consolidated statements of income for the fiscal year ended March 31, 2013, 2014 and 2015 are as follows:

	2013
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(0)	¥0

	2014
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥57	¥(57)

	2015
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(57)	¥57

The amount of ineffectiveness of these fair value hedges, which were reflected in net income, was not material for all periods presented. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedges—

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. As discussed in note 10, NTT Group has foreign currency exposures related to its long-term debt denominated in currencies other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. Also, as discussed in note 10, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entering into pay-fixed/receive-floating interest rate swaps. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as, cash flow hedges are recognized in other comprehensive income (loss), until changes in cash flows from the hedged transactions are recognized as “Other, net” of “Other income (expenses) in the consolidated statements of income. For all periods presented, these cash flow hedges were effective and the amount representing the ineffectiveness of the hedges was not material. In addition, there was no material amount excluded from the assessment of hedge effectiveness of cash flow hedges.

The notional principal amounts of cash flow hedges at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Forward exchange contracts	¥8,442	¥20,022
Interest rate swap agreements	78,242	138,912
Currency swap agreements	¥147,798	¥209,968

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Forward exchange contracts	¥(311)	¥67
Interest rate swap agreements	(136)	(1,457)
Currency swap agreements	(5,040)	1,611

Total	¥(5,487)	¥221

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into net income for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Consolidated statements of income item	2013	2014	2015
		Millions of yen
Forward exchange contracts	Other, net	¥9	¥121	¥(1,990)
Interest rate swap agreements	Other, net	(914)	(576)	(1,001)
Currency swap agreements	Other, net	3,362	2,565	5,485

Total		¥2,457	¥2,110	¥2,494

As of March 31, 2015, approximately ¥906 million of deferred net income on derivative instruments in accumulated other comprehensive income (loss) is expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

Derivatives not designated as hedging instruments—

NTT Group has forward exchange contracts, currency swap agreements, interest rate swap agreements, currency option agreements and forward contracts to hedge market risks such as interest rate changes and foreign currency fluctuations. Some of these derivative financial instruments are not designated as hedging instruments.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Forward exchange contracts	¥49,125	¥64,466
Interest rate swap agreements	337,010	271,471
Currency swap agreements	4,300	—
Currency option agreements	85,338	48,740
Forward contracts	—	3,499

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Consolidated statements of income item	2013	2014	2015
		Millions of yen
Forward exchange contracts	Other, net	¥(815)	¥1,779	¥(1,613)
Interest rate swap agreements	Other, net	152	575	(432)
Currency swap agreements	Other, net	(34)	1,460	(1,457)
Currency option agreements	Other, net	727	585	201
Forward contracts	Other, net	—	—	(145)

Total		30	4,399	(3,446)

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

	2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Long-term debt including current portion	¥3,909,024	¥4,108,377	¥4,059,104	¥4,200,707

The fair value of long-term debt, including the current portion, is measured using discount rates for similar debt instruments of comparable maturities currently offered by NTT Group, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of derivative instruments and amounts recognized in the consolidated balance sheets at March 31, 2014 and 2015 are as follows. The fair value of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2014	2015
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥382	¥1,437
Other assets	—	219
Interest rate swap agreements
Prepaid expenses and other current assets	60	—
Currency swap agreements
Other assets	33,349	76,638

Subtotal	33,791	78,294

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	579	879
Other assets	88	2
Interest rate swap agreements
Prepaid expenses and other current assets	—	0
Other assets	604	1
Currency swap agreements
Prepaid expenses and other current assets	1,456	—
Currency option agreements
Prepaid expenses and other current assets	8	—
Other assets	282	474

Subtotal	3,017	1,356

Total	¥36,808	¥79,650

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2014	2015
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥13	¥1
Interest rate swap agreements
Other (Current liabilities)	26	125
Other (Long-term liabilities)	1,439	2,795
Currency swap agreements
Other (Long-term liabilities)	571	777

Subtotal	2,049	3,698

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	473	469
Other (Long-term liabilities)	35	284
Interest rate swap agreements
Other (Current liabilities)	124	211
Other (Long-term liabilities)	454	196
Currency option agreements
Other (Current liabilities)	11	—
Other (Long-term liabilities)	74	80
Forward contracts
Other (Current liabilities)	—	145

Subtotal	1,171	1,385

Total	¥3,220	¥5,083

Contingent features in derivative instruments—

At March 31, 2015, NTT Group had no material derivative instruments that contain credit risk-related contingent features which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2015.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2014 and 2015 are as follows:

	2014
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	(797)	(1,384)	(981)	1,551	3,898	2,287
Charge off	(1,351)	(1,820)	(175)	(1,953)	—	(5,299)
Recovery	6	112	2	3	—	123
Balance at March 31, 2014	4,687	8,331	5,000	2,991	4,005	25,014
collectively evaluated for impairment	4,387	3,155	1,360	2,991	1	11,894
individually evaluated for impairment	300	5,176	3,640	—	4,004	13,120
Financing receivable:
Balance at March 31, 2014	796,039	355,374	111,316	266,976	4,213	1,533,918
collectively evaluated for impairment	795,693	349,716	103,010	266,976	170	1,515,565
individually evaluated for impairment	346	5,658	8,306	—	4,043	18,353

	2015
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	1,161	(971)	(1,774)	6,008	683	5,107
Charge off	(194)	(1,228)	(2,265)	(2,082)	—	(5,769)
Recovery	4	78	—	3	—	85
Balance at March 31, 2015	5,658	6,210	961	6,920	4,688	24,437
collectively evaluated for impairment	5,382	2,095	344	6,920	1	14,742
individually evaluated for impairment	276	4,115	617	—	4,687	9,695
Financing receivable:
Balance at March 31, 2015	971,269	381,086	80,895	287,305	5,199	1,725,754
collectively evaluated for impairment	970,886	376,605	79,545	287,305	450	1,714,791
individually evaluated for impairment	383	4,481	1,350	—	4,749	10,963

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Among financing receivables, the main receivables held by the financial subsidiaries are recognized as being in arrears on the basis of time passed since the payment date. Financing receivables determined to have no prospects for collecting contractual interest on the basis of past due date and other factors do not accrue interest.

Financing receivables on nonaccrual status at March 31, 2014 and 2015 are as follows:

	2014	2015
	Millions of yen
Installment sales receivable	¥144	¥92
Lease receivable	4,447	3,728
Loans receivable	8,502	1,862
Credit receivable	801	1,034
Others	3,940	3,970

Total	¥17,834	¥10,686

NTT Group determines the credit quality of financing receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financing receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2014 and 2015 are as follows:

	2014
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥791,923	¥2,392	¥1,724	¥796,039	¥10
Lease receivable	407,327	3,721	4,877	415,925	426
Credit receivable	263,848	2,327	801	266,976	—
Others	2,895	—	3,997	6,892	—

Total	¥1,465,993	¥8,440	¥11,399	¥1,485,832	¥436

		2014
		Performing	Nonperforming	Total	Past due and accruing
		Current	Past due
		Millions of yen
Loans receivable		¥229,570	¥8,949	¥238,519	¥—

	2015
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥966,759	¥2,516	¥1,994	¥971,269	¥12
Lease receivable	444,634	1,938	3,871	450,443	143
Credit receivable	280,463	5,808	1,034	287,305	—
Others	1,802	—	4,029	5,831	—

Total	¥1,693658	¥10,262	¥10,928	¥1,714,848	¥155

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥267,046	¥2,168	¥269,214	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2014 and 2015 are as follows:

	2014
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥8,203	¥3,593	¥8,203	¥8,176
With no related allowance recorded	¥319	¥—	¥704	¥69

	2015
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥932	¥837	¥932	¥4,464
With no related allowance recorded	¥922	¥—	¥1,141	¥707

22.    Commitments and contingent liabilities:

The aggregate amount of payments for commitments outstanding at March 31, 2015, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2016	¥690,651
2017	55,796
2018	38,176
2019	29,724
2020	4,775
Thereafter	5,507

Total	¥824,629

Contingent liabilities at March 31, 2015 for loans guaranteed, among other things, amounted to ¥70,825 million.

At March 31, 2015, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Subsequent events:

For information on NTT’s resolution with respect to its two-for-one stock split, see note 14.

Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications, a subsidiary of NTT, acquired 86.7% of the outstanding shares of German data center services provider e-shelter for ¥99,856 million. This acquisition is intended to strengthen NTT’s ability to provide global seamless ICT solutions in response to the demand for cloud and data center services in Europe. NTT is currently calculating the financial impact of the assets acquired and liabilities assumed as of the acquisition date.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2013:
Allowance for doubtful accounts	¥48,356	¥24,701	¥(28,096)	¥44,961

Fiscal year ended March 31, 2014:
Allowance for doubtful accounts	¥44,961	¥37,197	¥(35,265)	¥46,893

Fiscal year ended March 31, 2015:
Allowance for doubtful accounts	¥46,893	¥28,504	¥(32,167)	¥43,230

*1:	Primarily amounts written off.

		Additions
	Balance at beginning of period	Charged to income tax expense	Charged to other Accounts(*1)	Deductions(*2)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2013:
Valuation allowance—Deferred tax assets	¥242,158	¥19,287	¥12,920	¥(20,672)	¥253,693

Fiscal year ended March 31, 2014:
Valuation allowance—Deferred tax assets	¥253,693	¥20,473	¥24,793	¥(39,038)	¥259,921

Fiscal year ended March 31, 2015:
Valuation allowance—Deferred tax assets	¥259,921	¥26,839	¥17,449	¥(38,259)	¥265,950

*1:	Charged to other Accounts of Additions in the table above mainly consist of foreign currency translation adjustments.
*2:	Deductions in the table above mainly consist of changes in estimates of the realizability of deferred tax assets. The amounts of change in estimates of the realizability of deferred tax assets for the years ended March 31, 2013, 2014 and 2015 are presented in note 12. In addition, the deduction in the table above for the year ended March 31, 2015 includes the impact of a ¥15,838 million decrease as a result of a change in the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities.