Form 20-F
period 2016-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2016-06-30
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

TEL: +81(3)6838-5481

FACSIMILE NUMBER: +81(3)6838-5499

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock (“Shares”)	New York Stock Exchange*
American Depositary Shares (“ADSs”), each of which represents one Share	New York Stock Exchange

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	2,096,139,201 shares

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

Yes  ☐    No   ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	43

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	91

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	106

ITEM	8	—	FINANCIAL INFORMATION	107

ITEM	9	—	THE OFFER AND LISTING	108

ITEM	10	—	ADDITIONAL INFORMATION	109

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	124

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	126

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	128

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	128

ITEM	15	—	CONTROLS AND PROCEDURES	128

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	129

ITEM	16B	—	CODE OF ETHICS	129

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	129

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	130

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	131

ITEM	16F	—	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	131

ITEM	16G	—	CORPORATE GOVERNANCE	131

ITEM	16H	—	MINE SAFETY DISCLOSURE	133

PART III

ITEM	17	—	FINANCIAL STATEMENTS	134

ITEM	18	—	FINANCIAL STATEMENTS	134

ITEM	19	—	EXHIBITS	134

			SIGNATURES	135

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2012 through 2016 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2015 and 2016, and for each of the three fiscal years ended March 31, 2014, 2015 and 2016, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	Years ended March 31,
	2012	2013	2014	2015	2016
	(in millions of yen)
Operating revenues	¥10,507,362	¥10,700,740	¥10,925,174	¥11,095,317	¥11,540,997
Operating expenses	9,284,396	9,498,772	9,711,521	10,010,751	10,192,848

Operating income	1,222,966	1,201,968	1,213,653	1,084,566	1,348,149
Other income (expenses)*[1]	16,364	(4,321)	80,542	(17,937)	(18,890)

Income before income taxes and equity in earnings (losses) of affiliated companies*[1]	1,239,330	1,197,647	1,294,195	1,066,629	1,329,259
Income tax expenses*[1]	583,227	473,954	486,546	397,349	354,825
Equity in earnings (losses) of affiliated companies*[1]	(7,552)	(16,093)	(50,792)	5,889	5,772
Net income*[1]	648,551	707,600	756,857	675,169	980,206

Less—Net income attributable to noncontrolling interests*[1]	180,850	185,668	171,384	157,103	242,468

Net income attributable to NTT*[1]	¥467,701	¥521,932	¥585,473	¥518,066	¥737,738

	2012	2013	2014	2015	2016
	(in yen, except share amounts)
Per Share of common stock:
Net income attributable to NTT*[1]*[2]	¥183.34	¥215.34	¥254.61	¥236.85	¥350.34
Cash dividends, applicable to earnings for the year*[2]	¥70.00	¥80.00	¥85.00	¥90.00	¥110.00
Average number of Shares outstanding*[2]	2,551,038,800	2,423,761,538	2,299,516,428	2,187,360,018	2,105,782,828

*1	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” “Less—Net income attributable to noncontrolling interests,” “Net income attributable to NTT” and “Net income attributable to NTT Per Share of common stock” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 7 to the Consolidated Financial Statements.
*2	NTT conducted a two-for-one stock split of its common stock with an effective date of July 1, 2015. Figures for “Net income attributable to NTT,” “Cash dividends, applicable to earnings for the year” and “Average number of Shares outstanding” under “Per Share of common stock” listed above have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the first fiscal year listed above.

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	As of March 31,
	2012	2013	2014	2015	2016
	(in millions of yen)
Current assets	¥4,711,931	¥4,669,288	¥4,861,011	¥4,957,228	¥5,426,979
Property, plant and equipment (net)	9,806,356	9,776,687	9,839,688	9,801,470	9,551,921
Total assets*	19,389,699	19,549,067	20,284,949	20,702,427	21,035,931
Current liabilities	3,494,253	3,499,389	3,676,824	3,721,688	3,741,128
Long-term liabilities	5,847,717	5,527,675	5,657,407	5,902,657	6,009,624
Capital stock (common stock plus additional paid-in capital)	3,770,115	3,765,562	3,764,960	3,784,673	3,817,510
NTT shareholders’ equity*	7,882,587	8,231,439	8,511,354	8,681,860	8,833,806
Total equity*	¥10,047,729	¥10,522,003	¥10,924,806	¥11,049,810	¥11,240,082

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the above figures for “Total assets,” “NTT shareholders’ equity” and “Total equity” for the fiscal year ended March 31, 2013 have been revised retrospectively. For details, see Note 7 to the Consolidated Financial Statements.

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

Record Date/Six Months Ended	Approval Date	Payment Date	Dividends per Share*	Dividends per Share*
			(in yen)	(in U.S. dollars)
September 30, 2011	November 9, 2011	December 12, 2011	¥35	$0.45
March 31, 2012	June 22, 2012	June 25, 2012	¥35	$0.42
September 30, 2012	November 8, 2012	December 10, 2012	¥40	$0.51
March 31, 2013	June 25, 2013	June 26, 2013	¥40	$0.42
September 30, 2013	November 8, 2013	December 9, 2013	¥40	$0.41
March 31, 2014	June 26, 2014	June 27, 2014	¥45	$0.44
September 30, 2014	November 7, 2014	December 8, 2014	¥45	$0.41
March 31, 2015	June 26, 2015	June 29, 2015	¥45	$0.38
September 30, 2015	November 6, 2015	December 7, 2015	¥50	$0.42
March 31, 2016	June 24, 2016	June 27, 2016	¥60	$0.53

*	NTT conducted a two-for-one stock split of its common stock with an effective date of July 1, 2015. The figures for “Dividends per Share” listed above have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the first fiscal year listed above.

See Note 15 to the Consolidated Financial Statements for a discussion of the Companies Act of Japan (the “Companies Act”) with respect to dividends.

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

On June 10, 2016, the Noon Buying Rate was US$1 = ¥107.06.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Fiscal Years Ended March 31	High(1)	Low(1)	Average(2)	Period end(3)
	(yen per dollar)
2012	82.41	76.34	78.86	82.41
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96
2016	123.98	112.42	120.13	112.42

Months of 2016	High(4)	Low(4)	Average(5)	Period end(6)
January	121.05	116.38	118.23	121.05
February	121.06	111.36	114.62	112.90
March	113.94	111.30	112.93	112.42
April	112.06	106.90	109.55	106.90
May	110.75	106.34	108.85	110.75
June (through June 10, 2016)	109.55	106.54	107.51	107.06

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

Further, in addition to their traditional business model of providing fiber-optic access services directly to end users, NTT East and NTT West provide the “Hikari Collaboration Model,” a new business model in which they provide fiber-optic access services to a variety of players, and each player then combines fiber-optic access services with its own services to provide as their own new services to end users.

NTT DOCOMO provides the “Kakehodai & Pake-aeru” billing plan, which enables subscribers to make domestic calls at a fixed monthly rate and to share packet communications data plans with family members. NTT DOCOMO also offers the Hikari Collaboration Model-utilizing fiber-optic broadband services “docomo Hikari” and “docomo Hikari Pack,” a bundle package that allows users to use “docomo Hikari” and smartphones/docomo feature phones service. In addition, NTT DOCOMO is continuing to work to increase revenues by expanding into new business areas resulting from the convergence of service areas with mobile communications such as finance/account settlement, commerce, business relating to everyday life, IoT (“Internet of Things,” the concept that all things are connected wirelessly and can be controlled via the Internet), environment/energy and education/learning.

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

NTT Group is working to generate profits by increasing capital expenditure efficiencies and reducing costs in the domestic fixed-line and mobile communications markets, which are becoming saturated. To improve capital expenditure efficiencies, NTT Group is working to simplify and streamline the network in each company, as well as further its efficiency in using its existing facilities and reduce procurement costs. Efforts are also being made to promote standardization by utilizing the latest technology. Meanwhile, NTT Group is continuously working to reduce costs and is working to ensure simple yet highly productive business operations based on initiatives such as the conversion to the B2B2X model.

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

NTT Group is proactively striving to expand its global business operations, and has worked to achieve expected returns from these endeavors by carrying out periodic post-acquisition monitoring of its investments. In addition, NTT Group is taking initiatives to enhance its group governance and risk management. However, the recent increase in the number of foreign subsidiaries within NTT Group may result in increased fragmentation within the group and render a common understanding difficult to achieve. There may be occasions when it is difficult for NTT to exert the control over its overseas subsidiaries necessary to oversee their business and operations. In addition, there is a risk that factors related to cross-border business, such as legal restrictions relating to investment and competition, differences in tax systems, differences in business customs including contract practices, labor relations, and international politics, may pose challenges to NTT Group’s management of its overseas business activities. If such risks materialize, NTT Group’s results of operations and financial condition may be adversely affected.

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

In addition, in recent years, information security countermeasures for smartphones, cloud services and other new ICT services are becoming an increasing concern. In order to counter increasingly diverse cyberattacks, NTT Group developed more sophisticated security countermeasures, such as addressing targeted attacks and vulnerabilities. NTT Group also conducted group-wide exercises and promoted initiatives in human resources development using various educational methods. If, however, an unforeseeable event occurs, it is possible that there will be cases of service delays, decrease in service quality, or information leak, damage or loss caused by network intrusions from unauthorized access, causing customers’ trust in NTT Group to diminish and causing damage to NTT Group’s corporate image.

NTT Group also provides and delivers systems and services to customers in the system integration business, and there is a possibility that there could be disruptions and faults in these systems and services. Some of the systems and services provided by NTT Group constitute vital social infrastructure that significantly affects economic activities and daily life. In particular, if problems such as interruption, impairment, unauthorized access, virus infections and cyberattacks occur to these systems and services, in addition to the possible need to provide compensation for damages, NTT Group’s credibility and corporate image may suffer. Furthermore, the system integration business typically operates under a service contract model in which services are completed from the receipt of orders through the delivery dates. Under this model, NTT Group generally assumes full contractual responsibility at all stages, but there is a possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

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

The Government, through the Minister of Finance, currently owns 35.21% of NTT’s issued Shares (35.21% of NTT’s outstanding Shares excluding treasury stock), which equates to 35.26% of the voting rights, calculated on the basis of issued Shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at NTT shareholder meetings and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, the Government stated that it did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not historically used its power as a shareholder to direct the management of NTT. For details regarding the regulatory authority the Government legally has with respect to NTT Group, see “Item 4—Information on the Company—Regulations.”

The issuance or sale of additional NTT Shares or concerns regarding additional supply of NTT Shares in the stock market may affect the trading price of NTT Shares and ADSs.

Until October 1986, the Government owned 100% of the issued Shares of NTT. As a result of sales of Shares by the Government to the public and sales of Shares by the Government to NTT as part of NTT’s Share repurchase programs, as of March 31, 2016, the Government’s ownership of Shares was 35.21% of NTT’s issued Shares (35.21% of NTT’s outstanding Shares excluding treasury stock). In the event the NTT Act is revised again in order to ease or repeal the requirements regarding Government ownership of Shares, or if NTT cancels a significant amount of its treasury stock, the number of Shares the Government is allowed to sell would increase.

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

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Figures represent NTT’s equity interest, whether direct or indirect, in each of its subsidiaries as of March 31, 2016. NTT and its principal subsidiaries listed above are all incorporated in Japan, with the exception of Dimension Data, which is incorporated in the United Kingdom.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (as the holding company), its 907 subsidiaries and its 122 affiliated companies (as of March 31, 2016). The principal business segments of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. NTT Group also has an other business segment. Details of each principal business segment and the consolidated subsidiaries within each principal business segment are described below. NTT Group’s five business segments are described under Note 16 to the Consolidated Financial Statements.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services. NTT’s consolidated subsidiaries in the regional communications business segment are NTT East, NTT West, NTT EAST-MINAMIKANTO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT EAST SERVICE CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO CORPORATION, NTT DIRECTORY SERVICES Co., NTT Printing Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 33 other companies.

The principal services in the long distance and international communications business segment are inter-prefectural communications services, services related to the international communications business, services related to the solutions business and related services. NTT’s consolidated subsidiaries in the long distance and international communications business segment are NTT COMMUNICATIONS, Dimension Data, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT Communications Deutschland AG(*1), NTT Com Security AG(*1), Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco Inc., RW Midco Inc., Arkadin International SAS, GYRON INTERNET LIMITED, NETMAGIC SOLUTIONS PRIVATE LIMITED, NETMAGIC IT SERVICES PRIVATE LIMITED, Lux e-shelter 1 S.a.r.l., Lux e-shelter 3 S.a.r.l., e-shelter Services Holding GmbH, e-shelter Properties Holding S.a.r.l., Spectrum Holdings Inc., Dimension Data Commerce Centre Limited, Dimension Data (U.S.) II, Inc., Dimension Data (U.S.) Inc., Dimension Data North America, Inc., Dimension Data International Limited, Dimension Data Holdings Nederland B.V., Dimension Data Australia Pty Limited, Dimension Data Cloud Solutions Australia Pty Ltd., Solutionary, Inc., NTT Innovation Institute, Inc., and 350 other companies.

(*1)	NTT Com Security AG merged into NTT Communications Deutschland AG and changed its name to NTT Security AG on June 2, 2016.

The principal services in the mobile communications business segment are mobile phone services and related services. NTT’s consolidated subsidiaries in the mobile communications business segment are NTT DOCOMO(*1), DOCOMO CS, Inc., DOCOMO Support, Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Guam Holdings, Inc., DOCOMO PACIFIC, INC.(*2), DOCOMO PACIFIC (SAIPAN), INC., D2C Inc., mmbi, Inc.(*3), OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc., ABC Cooking Studio Co.,Ltd, DOCOMO ANIME STORE, INC., docomo Healthcare, Inc., DOCOMO Digital GmbH(*4), Buongiorno S.p.A., net mobile AG, DOCOMO Innovations, Inc.(*5), DCM Reinsurance Company, Inc., and 104 other companies.

(*1)	NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of March 31, 2016, NTT’s ownership interest in NTT DOCOMO was 65.67% (including shares owned indirectly).

(*2)	MCV Guam Holding Corp. merged into DOCOMO PACIFIC, INC. on January 1, 2016.

(*3)	mmbi, Inc. will be merged into NTT DOCOMO on July 1, 2016.

(*4)	DOCOMO Deutschland GmbH changed its name to DOCOMO Digital GmbH on October 15, 2015.

(*5)	DOCOMO Capital, Inc. merged with DOCOMO Innovations, Inc. and changed its name to DOCOMO Innovations, Inc. on October 1, 2015.

The principal services in the data communications business segment are system integration services and network system services. The consolidated subsidiaries in the data communications business segment are NTT DATA(*1), NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT Data International L.L.C., NTT DATA EUROPE GmbH & CO. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA, Inc., NTT DATA EMEA LTD., NTT DATA Enterprise Services Holding, Inc., NTT DATA ASIA PACIFIC PTE. LTD., EVERIS PARTICIPACIONES, S.L.U., NTT DATA (CHINA) INVESTMENT Co., LTD, Carlisle & Gallagher Consulting Group, Inc.(*2) and 238 other companies.

(*1)	NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of June 30, 2016, NTT’s ownership interest in NTT DATA was 54.21% (including shares owned indirectly).

(*2)	Carlisle & Gallagher Consulting Group, Inc. changed its name to NTT DATA Consulting, Inc. on April 14, 2016.

The other business segment includes NTT’s operations, and its real estate, finance, construction and power, systems development and development of advanced technologies businesses. NTT’s consolidated subsidiaries in the other business segment are NTT Urban Development, UD EUROPE LIMITED, Downtown Properties Owner, LLC, NTT FINANCE, NTT FACILITIES, NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 74 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the largest provider of such services in Japan. As of March 31, 2016, the number of combined NTT East and NTT West broadband service subscriptions for Hikari Access services “and for ADSL services was 19,259 thousand subscriptions and 1,053 thousand subscriptions, respectively. Aggregate subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, totaled 22,718 thousand subscriptions. In addition, NTT Group provides internet service provider (“ISP”) services through NTT Communications and others. As of March 31, 2016, the number of ISP service subscriptions was 11,411 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through two networks, LTE and W-CDMA. As of March 31, 2016, NTT DOCOMO had 70,964 thousand subscribers and was the largest provider of mobile phone services in Japan.

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

(2)	History

April 1985	NTT was incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares were listed on the Tokyo Stock Exchange (the “TSE”) and other stock exchanges in Japan.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communications service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phones, mobile phones, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operations were transferred to NTT FACILITIES.
September 1994	NTT ADSs were listed on the New York Stock Exchange (the “NYSE”).

October 1994	NTT’s Shares were listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation was listed on the TSE.
September 1997	NTT transferred its software headquarters business to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. was listed on the TSE.
July 1999	Implemented a group reorganization by which NTT became a holding company. Operation of NTT’s intra-prefectural communications services was transferred to its two wholly owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly owned subsidiary of NTT.
April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. was listed on the London Stock Exchange and the NYSE.
November 2004	NTT URBAN DEVELOPMENT CORPORATION was listed on the TSE.
January 2009	NTT implemented a 100-for-1 common stock split.
July 2015	NTT implemented a 2-for-1 common stock split.

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

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects its subsidiaries, as independent companies, to take greater responsibility for the profits or losses of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2016, NTT had 1,029 subsidiaries and affiliated companies. The major changes to each NTT Group company’s business operation structure are as described below.

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

Reorganization of Business Operations Structure of NTT DATA

Since January 2012, NTT DATA has conducted its business operations largely through NTT DATA, Inc. in the U.S., NTT DATA EMEA Ltd. in Europe, the Middle East and Africa, NTT DATA (CHINA) INVESTMENT Co., LTD. in China, and NTT DATA Asia Pacific Pte. Ltd. in the Asia-Pacific region, in response to the accelerating global business needs of its customers, with the goals of both building a global-scale structure that provides an operational system supported by rapid service, and of strengthening the NTT DATA brand abroad. Further, in April 2012, NTT DATA changed its corporate logo to a globally uniform design and initiated business development under the new brand logo. Furthermore, NTT DATA’s acquisition of EVERIS PARTICIPACIONES, S.L.U. (“everis Group”) in January 2014, which has operations in Spain and major countries in Latin America, has enabled NTT to provide comprehensive IT services to customers in these regions.

Effective January 7, 2015, NTT DATA designated NTT DATA (CHINA) INVESTMENT Co., LTD. as its primary Chinese subsidiary and integrated and reorganized NTT DATA (CHINA) Co., LTD. and NTT DATA (CHINA) Information Technology Co., LTD. In July 2015, with a view to being able to respond to changes in the business environment in the medium- and long-term and to further promote business cooperation, NTT DATA revised its operating structure from a company system to a divisional system.

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

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of business: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other business. See Note 17 to the Consolidated Financial Statements attached hereto.

The business results for each principal business segment for the fiscal year ended March 31, 2016 are as follows:

Regional Communications Business Segment

In the regional communications business segment, NTT Group worked to develop its B2B2X business through the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access infrastructure services to various service providers.

[1]	Details of Main Initiatives

With regard to the “Hikari Collaboration Model,” the number of service providers providing wholesale service was around 350 companies at the end of the fiscal year ended March 31, 2016, as NTT Group promoted collaborative projects with not only mobile network operators and ISPs but also business operators in diverse industries including the energy industry, real estate industry, and security industry. In the cable television industry, new use cases were born, including the adoption of the “Hikari Collaboration Model” in the conversion of all service areas to fiber optics. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 4.69 million.

With the development of the “Hikari Collaboration Model,” NTT Group achieved a large-scale reduction in marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, NTT Group worked to make capital investment more efficient.

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, NTT Group implemented an initiative to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi. The number of Wi-Fi area owners reached 393, marking a large increase from the previous fiscal year.

[2]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 19.26 million subscriptions (an increase of 0.54 million subscriptions from the previous fiscal year)

(Included in the above) “Hikari Collaboration Model”: 4.69 million subscriptions (an increase of 4.42 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.37 million channels (an increase of 0.27 million channels from the previous fiscal year)

•	FLET’S TV: 1.43 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

Note:	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include wholesale services provided to service providers by NTT East and NTT West.

Long Distance and International Communications Business Segment

In the long distance and international communications business segment, in addition to expanding its cloud computing platforms and enhancing its provision of seamless ICT solutions combining network and security, etc., NTT Group worked to enhance its service provision in growth areas such as cloud services and IT outsourcing.

[1]	Details of Main Initiatives

In order to strengthen its ability to meet the demand for cloud services and data centers in various global regions, NTT Group began providing services at new data centers, that achieve high reliability through redundancy of electric power facilities and telecommunications equipment as well as enhanced security, in Sacramento in North America, Vienna in Europe, and Hong Kong, Mumbai, and Bangkok in Asia. Furthermore, NTT Group acquired one of the largest data center providers in Indonesia, PT. Cyber CSF (headquartered in Jakarta). As a result of efforts to proactively expand cloud computing platforms, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in October 2015).

Toward its goal of business expansion in growth fields such as cloud services and IT outsourcing, NTT Group strengthened its operational structure by securing personnel in various regions.

[2]	Number of Subscriptions for Major Services

•	Number of customers for Cloud Services: 8,300 customers (an increase of 1,000 customers from the previous fiscal year)

•	Hikari TV: 3.05 million subscriptions (an increase of 0.04 million subscriptions from the previous fiscal year)

Mobile Communications Business Segment

In the mobile communications business segment, NTT Group has worked toward the promotion of sales of the new billing plan, “Kakehodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various businesses partners and providing new value-added services to enhance profitability in the smart life area.

[1]	Details of Main Initiatives

In addition to promoting the sales of its “Kakehodai & Pake-aeru,” as a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, NTT Group newly launched the “Kake-hodai Light Plan” in September 2015, and the “Share pack 5” in March 2016. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru,” reached 29.70 million.

By utilizing the “Hikari Collaboration Model” from the Regional Communications Business Segment, NTT Group promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 1.57 million.

In order to strengthen profitability in the Smart Life area, in addition to content services, finance and settlement services, NTT Group pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners. Specifically, in addition to commencing testing of a revolutionary rice-planting management system in Niigata City, NTT Group began offering “d POINTs,” its new loyalty point program that can be used at convenience stores and fast food restaurants, etc.

Data Communications Business Segment

In the data communications business segment, NTT Group responded to the acceleration of its customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand its business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

[1]	Details of Main Initiatives

To strengthen consulting services to the global financial services industry, NTT Group acquired Carlisle & Gallagher Consulting Group, Inc. (headquartered in the U.S.), a leading US provider of financial IT consulting and system deployment. To increase its presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services using cutting-edge technology, NTT Group reached an agreement with Dell Inc. to acquire the Dell Services Division, a leading provider of digital solutions services tailored to the healthcare industry.

NTT Group participated in the development of a digital archive management of rare collections including the Spanish Royal Family library, which is managed by Patrimonio Nacional, a state institution responsible for preserving the assets of the Spanish Crown.

NTT Group started providing IoT platforms that collect and distribute the information of various “things” including electronic devices such as sensors and plants, and NTT Group promoted the development of IoT services for monitoring services for supply and waste water utility operators.

Other Business Segment

In the Other Business Segment, NTT Group mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

Real Estate Business

NTT Group pursued its real estate leasing operations centered on office buildings and commercial facilities and its condominium operations principally through the “Wellith” brand. Furthermore, NTT Group utilized its know-how developed in these operations to pursue global and real estate fund businesses.

Finance Business

NTT Group provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

Construction and Electric Power Business

By combining and utilizing its technology in “ICT, energy, and construction” to the fullest extent, NTT Group designed and built large-scale solar power generation systems and data centers.

System Development Business

To provide optimized, high-quality ICT services, NTT Group worked to develop network operation systems and application services.

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

NTT Group, as its customers’ continued “Value Partner” of choice, is able to develop on a global scale and promote simple and secure Global Cloud services that encompass applications, networks, and cloud platforms as the cornerstone of its business, in order to provide support for the business model innovations of its corporate customers. NTT Group takes advantage of its ability to provide a full lineup of cloud services by virtue of collaboration between its individual companies, and its ability to consistently land orders for large cloud projects is one example of its record for success. As a result of these initiatives, overseas sales reached $15.65 billion in the fiscal year ended March 31, 2016.

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

Lux e-shelter 1 S.a.r.l.

In June 2015, NTT Communications completed the acquisition of German data center business Lux e-shelter 1 S.a.r.l. (“e-shelter”). Through this acquisition, NTT Communications Group greatly expanded the total area of its high-quality continental European data center server room space and enhanced its capability to respond to the strong demand for global seamless cloud data center services in Europe and elsewhere. Through new collaboration between e-shelter and NTT Communications Group companies, e-shelter will be able to expand its coverage to Asia, North America and elsewhere, and will also be able to provide even broader support for the global development needs of customers by using networks and cloud bases provided by NTT Communications. Furthermore, it will be possible to rapidly expand e-shelter’s business to increase its competitiveness within continental Europe.

PT. NTT Indonesia Nexcenter

In October 2015, NTT Communications completed its acquisition of PT. Cyber CSF, a data center service provider in Indonesia. In conjunction with the acquisition, PT Cyber CSF was renamed to “PT. NTT Indonesia Nexcenter.” The acquisition has enabled NTT Communications to acquire a high-quality data center located in the heart of Jakarta. By providing seamless ICT solutions that combine this data center with NTT

Communications’ global network, security services and cloud services, PT. NTT Indonesia Nexcenter will support the promotion and development of business within Indonesia as well as the business development of companies abroad.

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

NTT DOCOMO’s strategy in the area of investments in mobile phone service providers is to support its investment partners’ businesses in order to strengthen their respective management platforms and thus achieve attractive financial returns. At the same time, NTT DOCOMO aims to achieve synergies with its investment partners, including service expansion, among other initiatives.

Further, in recent years, through investments and collaborations with various overseas business entities, NTT DOCOMO has worked to build a global open platform and develop services that adequately consider the unique characteristics of each country and region in which it operates.

DOCOMO PACIFIC, INC.

In May 2013, NTT DOCOMO acquired MCV Guam Holding Corp., the largest cable television and Internet service provider in Guam and the Commonwealth of the Northern Mariana Islands. This acquisition was intended to strengthen DOCOMO PACIFIC, INC.’s operational base by improving its market competitiveness. NTT DOCOMO used this acquisition as a platform to strengthen its telecommunications business in Guam.

In January 2016, MCV Guam Holding Corp. was merged into DOCOMO PACIFIC, INC.

DOCOMO PACIFIC (SAIPAN), INC.

In March 2016, MCV Guam CNMI Holding Corp., which had previously been a subsidiary of MCV Guam Holding Corp., changed its name to DOCOMO PACIFIC (SAIPAN), INC., as a subsidiary of DOCOMO PACIFIC, INC. DOCOMO PACIFIC (SAIPAN), INC. conducts business operations in the Northern Mariana Islands and Guam.

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

With the objective of improving its presence in all regions of the world and to cultivate global synergies, NTT DATA is strengthening its competitiveness in major countries, gathering the strengths and resources of each group company, and promoting business collaboration to strengthen the entire group.

NTT DATA Enterprise Services, Inc.

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

NTT DATA Consulting, Inc.

In July 2015, NTT DATA acquired Carlisle & Gallagher Consulting Group, Inc., a U.S. provider of financial IT consulting services. As a result of this acquisition, by combining NTT DATA’s wide range of services and technology with Carlisle & Gallagher Consulting Group, Inc.’s specialized financial consulting expertise, it will become even more possible than before to develop services in areas that require industry-specific expertise, such as the banking and asset management and deployment sectors. The acquisition will also contribute to the growth of Carlisle & Gallagher Consulting Group, Inc.’s existing customers, by utilizing NTT DATA’s global delivery network to provide them with even higher value-added and cost-reduced services.

In April 2016, Carlisle & Gallagher Consulting Group, Inc. changed its name to NTT DATA Consulting, Inc.

iPay88 Sdn. Bhd

In September 2015, NTT DATA acquired iPay88 Sdn. Bhd (“iPay88”), which holds the largest market share in Malaysia’s PC- and mobile-based e-commerce online payment business. As a result of this acquisition, NTT DATA aims to establish a foothold in the growing Asia-Pacific e-commerce online payment business market and to provide a variety of cutting-edge and highly competitive electronic payment services that combine NTT DATA’s solutions and know-how in the payment field, acquired through CAFIS®, with iPay88’s strong customer base and reputed online payment service and payment solution systems for merchants and financial institutions. NTT DATA’s objective is to thereby further expand its payment business throughout the entire Asia-Pacific region, including Malaysia.

Dell Services

In March 2016, NTT DATA reached an agreement with Dell Inc. to acquire its Dell Services Division. The Dell Services Division includes the three companies Dell Systems Corporation, Dell Technology & Solutions Limited and Dell Services Pte. Ltd., and other IT services-related businesses primarily in North America. NTT DATA will acquire 100% of the outstanding shares of the three companies from Dell Inc. (the parent company of the three companies). Through its acquisition of the Dell Services Division, NTT DATA aims to increase its presence throughout all industries in the North America region, and at the same time enhance its cloud and BPO services through the use of cutting-edge technology.

Competition

The implementation of the Telecommunications Business Act (Act No. 86 of 1984). in April 1985 first introduced competition into the telecommunications service industry in Japan. As a result of subsequent deregulation, NTT Group faces competition in all of its business segments, including its fixed-line regional communications business, long distance and international communications business, mobile communications business and data communications business.

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

The environment surrounding the Japanese mobile communications market has undergone dramatic change due to the rapid proliferation of smartphones and tablet devices, developments related to the government’s competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Service Verification from the Perspective of Consumers and Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

There are presently three mobile phone operators in the market: NTT DOCOMO, the KDDI Group and the SoftBank Group. As of March 31, 2016, NTT DOCOMO had a market share of 45.3%, whereas the KDDI Group and the SoftBank Group had market shares of 29.3% and 25.3%, respectively. NTT Group believes that with the rising mobile phone penetration rate, the Japanese mobile communications market has largely matured, and as a result the competitive environment for acquiring new customers and further improving services remains difficult. The growth rates for mobile phone subscriptions for the fiscal years ended March 31, 2014, 2015 and 2016 were 5.5%, 5.5% and 6.6%, respectively. While growth in new subscriptions for conventional voice usage is expected to be limited going forward in view of the rising penetration rate and Japan’s decreasing population, recently, increased demand for a second tablet device, the development of new markets including embedded communication modules, and the increase in subscribers from the expansion of corporate contracts are contributing to the increase in new subscriptions.

The information and communications market is undergoing rapid structural changes. In addition to the existing business model under which NTT East and NTT West provide fiber-optic access services directly to end users, NTT East and NTT West offer the “Hikari Collaboration Model,” under which NTT East and NTT West provide fiber-optic access services to various service providers, allowing such service providers to combine their services with fiber optic access services and provide new services to their customers. In addition, NTT DOCOMO offers the “docomo Hikari Pack,” a customer-friendly rate package that provides a discount by combining the fiber-optic broadband service “docomo Hikari,” which utilizes the “Hikari Collaboration Model,” with smartphones or mobile phones. Going forward, there may be further acceleration in the expansion of integrated fixed-line and mobile phone services.

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

For risks associated with continued competition, see “Item 3—Key Information—Risk Factors—Risks associated with the business environment and NTT Group’s corresponding business strategies—NTT Group’s revenues may suffer from changes in market structure and increased competition.”

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

Telecommunications Business Act

Business Commencement/Termination

Regulations promulgated under the Telecommunications Business Act require start-up businesses that intend to provide telecommunications services to register with the Minister (Article 9). However, where the scale of the telecommunications circuit facilities which are to be installed and the scope of the area covered thereby do not exceed certain thresholds or fall within a certain category of radio facilities, only a notice to the Minister is required (Article 16). The Telecommunications Business Act also requires telecommunications companies to update their registration in the event that they conduct a merger, stock acquisition or other similar transaction (Article 12(2)). In addition, regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to notify the Minister as well as their service subscribers if they suspend or discontinue their telecommunications business (Article 18).

Setting of Subscriber Rates and Other Terms of Service

Regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to notify the Minister of the terms of the basic telecommunications services they provide (Article 19). Specifically, one ordinance of the Ministry of Internal Affairs and Communications (the “MIC Ordinance”) requires basic telecommunications services to be provided across Japan because they are regarded as essential to the lives of people in Japan. These are known as “universal services.” These services include telephone subscriber lines (base rates) or optical IP telephones equivalent to telephone subscriber lines, Type 1 Public Telephones (public telephones installed pursuant to the MIC standards) and emergency numbers (110, 118, 119). In addition, the Telecommunications Business Act includes regulations relating to consumer protection, including provisions on pre-contract accountability (Article 26), document delivery obligations (Article 26(2)), systems for the termination of initial contracts (Article 26(3)), obligations to handle complaints and inquiries (Article 27), prohibitions on misstatements or on excessive solicitation (Article 27(2)), and measures applicable to business agents, such as trustees (Article 27(3)), among other provisions.

Interconnection

Regulations promulgated under the Telecommunications Business Act require businesses in the telecommunications sector to respond to the requests of other telecommunications carriers regarding the connection of telecommunications circuit facilities (Article 32).

Universal Service Fund (“USF”)

The USF is a system under which telecommunications carriers cover the costs and expenses necessary to provide universal services. In order to ensure the provision of universal services, the Minister designates a support organization to provide funds to cover a portion of such costs and expenses (Article 107). Grants are made to eligible telecommunications carriers (Article 108) that provide universal services, including in unprofitable regions. In connection with this system, each telecommunications carrier is obligated to make the appropriate amount of payments to cover the costs and expenses requested by the support organization (Article 110). This funding requirement is referred to as the universal service fund system. The designated support organization began providing services in 2006 in response to the MIC Ordinance being amended in April 2006 to determine the services applicable to the USF and to set the calculation method of grants and contributions.

Under the NTT Act, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2016, the aggregate amount of compensation to NTT East and NTT West in connection with the USF was ¥6.9 billion, and in the fiscal year ending March 31, 2017, the aggregate amount of compensation to NTT East and NTT West is expected to be ¥6.8 billion.

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

•

“Price cap regulation” is a system that sets maximum limits on rates. As the actual charge indexes for NTT East and NTT West are below the level of the standard charge index applicable to the one-year period beginning on October 1, 2015, no price adjustments pursuant to the price cap regulation have been made.

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

•	Telephone Line Interconnection Charges

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

The Telecommunications Council of 2013 determined, as a result of a review, that it would continue to apply the LRIC Methodology for interconnection charges for the period from the fiscal year ending March 31, 2017 until the fiscal year ending March 31, 2019.

•	Optical Fiber Line Interconnection Charges

NTT East and NTT West are obligated to lease their optical fiber to other carriers at regulated rates (referred to as “optical fiber interconnection charges”) because the optical fiber owned by NTT East and NTT West qualifies as Category I designated telecommunications facilities under the Telecommunications Business Act.

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West have employed a future cost method to calculate subscriber optical fiber interconnection charges. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding the difference between the actual revenue from interconnection charges and the actual cost of interconnection charges for the following year and future years, which NTT believes will eliminate the risk of unrecoverable amounts.

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

Regulations promulgated under the Telecommunications Business Act require NTT East and NTT West to notify the Minister of (i) plans related to the functions of Category I designated telecommunications facilities, including any changes or additions to such functions (Article 36), (ii) any agreement to share Category I designated telecommunications facilities with other telecommunications carriers (Article 37), and, (iii) in the event that any wholesale telecommunications provision business utilizing Category I designated telecommunications facilities is started, modified, or terminated, NTT East and NTT West are required to notify the Minister of such start, modification, or termination, as well as the type of wholesale service, the fee applicable to certain wholesale businesses that meet certain conditions, and other information (Article 38(2)). Further, there are regulations governing the organization and publication of information furnished to or obtained by the Minister (Article 39(2)).

Prohibited Activities

NTT East and NTT West, as dominant businesses in the fixed voice and IP/packet communications markets, are prohibited from using interconnection information for other than its intended purposes and from giving unfair preferential treatment to any particular telecommunications carrier (Article 30). Officers of NTT East and NTT West are also prohibited from holding concurrent officer positions at NTT Communications, which was designated by the Minister as a specified relevant carrier (Article 31). NTT East and NTT West are required to carry out necessary and proper monitoring of the subsidiaries to which they outsource services to ensure that such subsidiaries do not participate in prohibited activities, and are also obligated to appropriately manage information relating to interconnection services and to establish an appropriate system to monitor the implementation status of interconnection services (Article 31). Accordingly, NTT Group’s ability to provide services exclusively in collaboration with telecommunications carriers within NTT Group is limited by these regulations. NTT intends to provide services in response to market needs while ensuring that all requirements for fair competition, including the regulations with respect to prohibited activities, are satisfied. However, these regulations may, for example, impede the timely provision of new services by NTT Group or have other adverse effects.

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

In the event that any wholesale telecommunications provision business utilizing Category II designated telecommunications facilities is started, modified, or terminated, regulations promulgated under the Telecommunications Business Act require NTT DOCOMO to notify the Minister of such start, modification, or termination, as well as the type of wholesale service, the fee applicable to certain wholesale businesses that meet certain conditions, and other information (Article 38(2)). Further, there are regulations governing the organization and publication of information furnished to or obtained by the Minister (Article 39(2)).

Regulations related to Category II designated telecommunications facilities are applicable to all telecommunications companies who install Category II designated telecommunications equipment, including but not limited to NTT DOCOMO.

Prohibited Activities

NTT DOCOMO, as a dominant business in the mobile communications market, is prohibited from using interconnection information for other than its intended purposes and from giving unfair preferential treatment to other NTT Group companies as designated by the Minister (Article 30). “Category II designated telecommunications facilities” consist of (a) transmission line facilities connected to mobile phones installed by telecommunications businesses which (i) are installed by the same telecommunications businesses, and (ii) represent ten percent or more of the total number of transmission line facilities in the entire service area, and (b) telecommunications facilities which were installed specifically to provide such telecommunications services for reliable connection with other telecommunications businesses designated by the Minister.

Future Developments

In December 2014, the Telecommunications Council issued a report on the “State of Information and Communication Policies for the 2020s.” In light of the report, and in order to promote a fair, competitive environment in the telecommunications business and protect telecommunications service users, the partial amendment to the Telecommunications Business Act enabling the provision of wholesale fiber optics services by NTT East and NTT West and allowing subscribers an option to terminate contracts during an agreed period of time at the beginning of a contractual period became effective starting from May 2016. The potential impact of such revisions on NTT Group is expected to be limited.

Further, the amendment requires the government to assess the status of the implementation of the amendment after three years, and if deemed necessary, to determine what further measures should be taken on the basis of its assessment. The potential impact on NTT Group has not yet been determined at this time.

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

As of March 31, 2016, the total number of issued Shares of NTT was 2,096,394,470, of which the Government owned 738,123,976 Shares or 35.21% of the issued Shares (35.21% of outstanding Shares excluding treasury stock). In December 2000, NTT issued 300,000 new Shares (equal to 60 million Shares after a 100-for-1 stock split in 2009 and a 2-for-1 stock split in 2015) in a public offering. These Shares are not included in the total number of issued Shares when calculating the percentage of Government-owned Shares. The total number of Government-owned Shares includes Shares which are unregistered because of a failure in the transfer of title, and such Shares are therefore not actually owned by the Government. These Shares are nominally owned by the Government but are excluded from the total number of Shares owned by the Government when calculating the percentage of Government-owned Shares. If these conditions are taken into account, the percentage of Government-owned Shares is 36.23%.

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

For the fiscal year ending March 31, 2017, the Government designated 59,000,043 Shares as the maximum number of Shares that it would sell; NTT repurchased 59,000,000 Shares as treasury stock on June 14, 2016.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2014, 2015 and 2016 are shown in the table below:

	Year ended March 31,
	2014	2015	2016
	(in millions of yen)
Regional communications business	¥722,829	¥666,164	¥622,131
Long distance and international communications business	168,413	198,112	227,564
Mobile communications business	703,124	661,765	595,216
Data communications business	147,725	140,900	134,030
Other business	150,672	150,582	108,265

Total	¥1,892,763	¥1,817,523	¥1,687,206

NTT Group used the capital investment amounts shown above, determined on an accrual basis, to acquire tangibles and intangibles. The table below presents the difference between the amount of capital investments shown above and the amount presented on the consolidated statements of cash flows under “Payments for property, plant and equipment” and “Payments for intangibles.”

	Year ended March 31,
	2014	2015	2016
	(in millions of yen)
Payments for property, plant and equipment	¥1,486,651	¥1,444,917	¥1,265,622
Payments for intangibles	416,583	358,209	371,924
Total	1,903,234	1,803,126	1,637,546

Difference in capital investment amounts	¥10,471	¥(14,397)	¥(49,660)

Capital investment for each principal business segment in the fiscal year ended March 31, 2016 was as follows:

In the regional communications business segment, NTT Group’s emphasis has been on improving customer service and reducing costs, while responding to customer demand for fiber-optic service and making capital investments with the aim of providing high-quality, stable universal services for fixed-line telephone services and other services. NTT Group also worked to increase the efficiency of capital investments by increasing the usage of existing facilities.

In the long distance and international communications business segment, NTT Group made capital investments aimed at domestic and international data center- and cloud network-related growth, among other things.

In the mobile communications business segment, NTT Group made capital investments in the concerted development of “PREMIUM 4G”-compatible base stations in urban areas and further increasing the number of LTE base stations. NTT Group also implemented measures to consolidate and increase the capacity of its facilities by using the latest technology and by installing new equipment, making construction more efficient and reducing procurement expenses, thereby streamlining its capital investments.

In the data communications business segment, NTT Group made capital investments primarily in the financial and the Enterprise & Solutions sectors.

NTT Group records its physical plant assets as follows:

	As of March 31, 2016
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,366,820	¥423,273	¥834,201	¥316,105	¥4,940,399
Long distance and international communications business	198,861	61,195	263,445	1,001,493	1,524,994
Mobile communications business	1,555,138	198,252	323,081	1,260,683	3,337,154
Data communications business	89,306	60,523	84,818	613,935	848,582
Other business	—	529,966	468,980	275,667	1,274,613

Total	¥5,210,125	¥1,273,209	¥1,974,525	¥3,467,883	¥11,925,742

NTT Group forecasts about ¥1,720.0 billion in capital investments for the fiscal year ending March 31, 2017, slightly above the levels from the previous fiscal year, as a result of its plans to continue improving the efficiency of domestic capital investments, increase capital investments for data center and cloud network-related growth and for the expansion of the data communications business. The following is a breakdown of expected investments by principal business segment:

Year ending March 31,
2017
(in millions of yen)
Total	¥1,720,000

Principal business segments:
Regional communications business	¥589,000
Long distance and international communications business	239,000
Mobile communications business	585,000
Data communications business	150,000

Notes:	(1)	The above figures do not include consumption tax.
	(2)	NTT Group plans to procure the required funds from cash on hand, the issuance of corporate bonds and long-term debt.

Property, Plants and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services in Japan and are generally in good operating condition.

As of March 31, 2016, the total balance sheet amount of NTT Group’s fixed assets was ¥37,178.6 billion. The breakdown of these fixed assets is 31.2% telecommunications equipment (primarily central office equipment including switching installations); 42.7% telecommunications service lines; 16.3% building and structures; 5.4% machinery, vehicles and tools (vehicles, office equipment, fixtures, etc.); 3.4% land; and 1.0% construction in progress.

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

Research and Development

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group promoted various initiatives including cutting-edge research with a view towards the future. Furthermore, in order to commercialize the results of development, NTT Group developed business plans tailored to market trends based on its System for Commercializing R & D Results and worked to promote development for practical use.

Core Technological Development to Place the Entire Group on a Profit Growth Track

In order to counter new and increasingly sophisticated cyberattacks, NTT Group pursued research and development in security orchestration technology using virtualization technologies to automatically detect attacks on a network, take appropriate countermeasures and automatically restore the network itself. NTT Group pursued the development of edge computing technology which places servers on the periphery of the network and facilitates the real-time capability and reduced terminal loads required by IoT. NTT Group developed “R-env:TM” a cloud-responsive interaction control technology which easily allows the flexible combination of robots and other IoT devices with applications and facilitates the development of new services, pursuing open innovation activities such as hackathons. With respect to AI, where there is a growing interest in recent years as a prime driver of social revolution, NTT Group promoted the development of “corevoTM,” which is a collective term for the technology that aims “to compensate for and draw out human being’s capabilities.”

Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

To realize the “NetroSphere concept,” which makes it possible to create a variety of services by modularizing network functions and flexibly assembling these modules, NTT Group pursued joint research with various ICT vendors and providers and built a testing environment to conduct technological evaluation. In order to reduce inspection costs and improve the safety of its iron covers of 680,000 manholes in Japan, NTT Group supported the introduction and commercialization of technology that utilizes images taken by digital cameras to estimate the levels of unevenness and degrees of deterioration. To reduce cases where optical fiber cables cannot be used because of aesthetic issues, NTT has developed a “transparent optical fiber,” which is thin and transparent like a fishing line, to help blend in with various wall surfaces and prevent it from standing out.

Promoting the Creation of New Value through Collaboration

NTT Group collaborated with Panasonic Corporation with the aim of creating a service that allows intuitive operations where information is displayed simply by swiping a simple portable device, which is equipped with a transparent type display. In collaboration with Toyota Motor Corporation and Preferred Networks, Inc., NTT Group demonstrated the “crashless car” concept using edge computing and deep learning technology. NTT Group contributed to the development of the “Study Panel for Inter-Industry Human Resources Development on Cyber Security” which has more than 40 companies as members primarily from the key areas of the infrastructure industry, by defining the type of personnel needed in the industry and identifying discussion points. NTT Group began a joint research project with Mitsubishi Heavy Industries, Ltd. relating to cyber security technology for Application in Critical Infrastructure Control Systems.

Research and Development in Technologies that Enable Highly Immersive New Experiences

NTT Group successfully provided real-time broadcasting on a specifically identified individual through simulated 3D that utilizes “Kirari!” technology, which provides ultra-high-presence “as if you were there” experiences. NTT Group developed the “Visual Explorer” technology that enables users to download relevant information by simply holding up their smartphone and tested it at Haneda Airport. NTT Group allowed visitors to the “NTT R&D Forum 2016” to experience the “Visual Explorer” and the “Real-time Crowded Map” application, which offers a visual image of the state of congestion in public facilities. NTT Group developed composition and display technology that can be applied in sports training by providing highly realistic views using a head-mounted display. This technology virtually recreates difficult-to-capture images such as the view from an athlete’s eyes during a game.

Promoting Cutting-edge Research

NTT Group was recognized as number one worldwide in recognition precision in an international technological evaluation of mobile voice recognition technology in noisy public areas such as an urban district. Aiming to realize AI that interprets mental indicators and physical actions that humans are not aware of as data to offer “comfortable circumstances for humans,” NTT Group developed technology that reads subliminal mental fluctuations in humans from eye movement. In order to deliver a simple and highly efficient quantum cryptography system, NTT Group developed technology that makes it unnecessary to install an error rate monitor between the sender and receiver.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

NTT Group formulated and announced its Medium-Term Management Strategy “Towards the Next Stage 2.0,” in May 2015, accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track.

Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

In order to further strengthen its ability to provide full-stack and full-life-cycle services, NTT Group pursued M&A and worked to expand its cloud computing platform through establishing data centers.

NTT Group promoted cross-selling through collaboration among group companies through its global network, cloud migration, and IT outsourcing projects, and received orders from leading companies in various industries including manufacturing and finance.

NTT Group has been thoroughly engaged in streamlining and optimizing its services and operations in its global cloud business while implementing thorough cost reduction measures by reducing procurement costs across group companies.

Status of Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

NTT Group worked to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for its domestic network businesses.

Through its efforts with the “Hikari Collaboration Model” and “+d” to promote collaboration among various businesses, NTT Group worked to create high value-added services.

In addition to simplifying and streamlining networks, NTT Group worked to increase the efficiency of capital investment by increasing the usage of existing facilities and reducing procurement costs.

NTT Group worked to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, NTT Group worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, project teams were formed to review various topics and initiatives aimed at cost reduction and generating profits.

Status of Initiative to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the Tokyo 2020 Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standards of the next generation.

Based on its mission to help resolve the many issues that exist in various regions and help build communities through ICT, NTT Group concluded comprehensive partnership agreements with Fukuoka City and Sapporo City.

With the aim of achieving “visual service innovations” and an “evolution of user experience” toward 2020 and beyond, NTT and Panasonic Corporation have agreed to enter into a business alliance.

In order to contribute to the “vitalization of local economies,” NTT entered into a business alliance with Hitachi, Ltd. to develop services utilizing ICT such as Big Data, and IoT aimed to assist in developing and maintaining a safe, secure, comfortable and efficient urban infrastructure.

Note:	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games.

Status of Efforts to Promote Corporate Social Responsibility (“CSR”)

In order to contribute to society and to promote growth of its business, NTT Group has been revising its “NTT Group CSR Charter” and “NTT Group Priority Activities.” Furthermore, in order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure.

Enrich Social Communication

In order to provide an ICT environment and services that anyone can use easily, NTT Group began providing a text entry application, “Move & Flick,” with the aim of promoting the use of smartphones by individuals with visual disabilities. The application allows smartphones to be used without being mindful of the starting position for text entry.

Protect the Global Environment

Through the “Total Power Revolution (TPR) movement,” which is aimed at promoting the reduction of electrical power consumption, etc., NTT Group worked to reduce the CO2 emissions generated by its own business activities. Furthermore, by expanding the service area of cycle sharing utilizing ICT and building solar power generation systems, NTT Group worked to reduce the environmental impact of society as a whole.

Ensure Reliable Communications

In order to secure high levels of stability and reliability as key infrastructure, NTT Group implemented group-wide disaster drills and entered into agreements, such as ones with the Japan Post Group and the Petroleum Association of Japan, to enable cooperation when natural disasters occur and information sharing in normal circumstances. Furthermore, in order to counter increasingly diverse and large-scale cyberattacks, while conducting exercises, NTT Group developed more sophisticated security policies through countermeasures against targeted attacks and vulnerable areas, and promoted various initiatives in human resources development using various educational methods.

Unite the Energies of Team NTT

NTT Group worked to create awareness among employees on sexual minorities such as LGBT persons and persons with disabilities, and promote the creation of a work environment that ensures a broad range of personnel can demonstrate their talents, holding diversity workshops.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing, for the second consecutive year.

Consolidated Operating Revenues, Operating Expenses, Operating Income, Income before Income Taxes and Net Income Attributable to NTT

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2016 were ¥11,541.0 billion (an increase of 4.0% from the previous fiscal year) and consolidated operating expenses were ¥10,192.8 billion (an increase of 1.8% from the previous fiscal year). As a result, consolidated operating income was ¥1,348.1 billion (an increase of 24.3% from the previous fiscal year), consolidated income before income taxes was ¥1,329.3 billion (an increase of 24.6% from the previous fiscal year), and consolidated net income attributable to NTT was ¥737.7 billion (an increase of 42.4% from the previous fiscal year).

Business Outlook

Business Development Pursuant to the Medium-Term Management Strategy

In line with its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group will continue to work to reform its business structure.

—Initiatives to Expand Global Business and Increase Overseas Profit Generation—

To realize solid sales growth in its overseas business, NTT Group will work to further enhance its services and products as well as its global business promotion system. Furthermore, by expanding its global accounts and promoting up-selling and cross-selling, NTT Group will work to enhance its sales and marketing. Additionally, NTT Group will work to maximize cost efficiency and strengthen group governance and risk management.

—Initiatives to Improve Efficiency and Enhanced Profitability of Domestic Network Business—

In the highly competitive domestic fixed-line communications market and mobile communications market, NTT Group is making efforts toward profit generation through increased efficiency in capital investment and cost reductions.

Specifically, in relation to the increased efficiency in capital investment, NTT Group will work to make networks simplified and streamlined, to utilize the results of research and development including software control technology, to further increase the usage efficiency of existing facilities, and to unify specifications of procured goods and narrow down model types in order to cut procurement costs. Additionally, NTT Group will work to make its IT systems more efficient through the use of the latest technology, including virtualization as well as shared platforms.

With regard to cost reductions, NTT Group will continue to reduce marketing costs through the development of the “Hikari Collaboration Model” and to strengthen its efforts. NTT Group will boost the competitiveness of its products and services and improve its user service through cost reductions, while simultaneously working to establish simple, efficient business operations based on its transition to the B2B2X model and other initiatives.

—Initiatives to Expand B2B2X Business—

NTT Group is currently supporting the communications services field as a Gold Partner (Telecommunications Services) for the Tokyo 2020 Olympic and Paralympic Games promoted through a public-private partnership, and sees “Vitalization of Local Economies” as a great opportunity to utilize its collective strength and organically use its national-scale fixed-line and mobile broadband networks, as well as its technology, know-how, and assets in the information systems field. In particular, through collaborations with businesses in other fields and local governments, NTT Group will promote the transition to the B2B2X model and work to create high value-added services. Through the above efforts, NTT Group will create services that will be inherited as the standard of the next generation and connect to sustained growth in its domestic business.

In addition to continuing and strengthening initiatives pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group reviewed the financial targets of its medium-term management strategies to reflect the impact of adopting the straight-line method, effective beginning the fiscal year ending March 31, 2017, as the method for depreciating property, plant and equipment, which previously, as a general rule, had been depreciated by the declining balance method.

Through these efforts, while focusing mainly on profit growth, by continuing to increase its capital efficiency through stock repurchases, NTT Group aims to grow its EPS (Earnings Per Share) to ¥400 or more by the fiscal year ending March 31, 2018.

—Promotion of Fundamental Research & Development—

NTT Group will develop the core technologies required for the achievement of its Medium-Term Management Strategy, including cloud, security, AI, and IoT, and in order to contribute to the acceleration of profit creation. NTT Group will also develop technology to create common parts for network equipment and reduce the time required for network building, maintenance, and operations, contributing to cost reductions. Simultaneously, through the promotion of collaboration with other companies toward the creation of new value, NTT Group will consistently transform output of research and development into new businesses and proactively expand both in Japan and abroad.

—Promotion of Corporate Social Responsibility (CSR)—

In order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter,” and will also work to increase management transparency by further enhancing the content of, for example, its Annual Report and Sustainability Report, and by promoting information disclosure.

With respect to environmental issues, which are a global concern, NTT Group will contribute to reducing the environmental burden on society as a whole through the utilization of ICT services and the services and technology provided by NTT Group, and work to reduce the environmental burden across all of its business activities. At the same time, NTT Group will promote initiatives, such as those for environmental protection, that engage the cooperation of all stakeholders, such as NTT Group employees, business partners and local communities.

Furthermore, to secure high levels of stability and reliability in its communications services, NTT Group will work to provide even safer and more secure services through the implementation of disaster drills based on its collaborative framework with external agencies. In addition, in order to counter increasingly diverse and large-scale cyber-attacks, NTT Group will promote the introduction of research and development results as well as strengthen training efforts to produce cybersecurity experts that possess more advanced skills.

Additionally, NTT Group respects and utilizes personnel with diverse values and individuality, creating a work environment that ensures a broad range of personnel can demonstrate their talents, irrespective of gender, age, race, nationality, disability status, sexual orientation, or gender identity.

Results of Operations

The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015

Telecommunications Circuit Facilities

In order to provide high-quality telecommunications services, NTT Group owns and operates a wide range of telecommunications circuit facilities. The following table lists the number of lines, circuits, channels or subscribers, as the case may be, for NTT Group’s major services as of March 31, 2015 and March 31, 2016:

(Thousands, except for Public Telephones)

	As of Mar. 31, 2015	As of Mar. 31, 2016	Change	Percent Change
Telephone Subscriber Lines(1)	21,286	19,943	(1,343)	(6.3)%
NTT East	10,492	9,875	(618)	(5.9)%
NTT West	10,794	10,068	(726)	(6.7)%
INS-Net(2)	3,058	2,776	(282)	(9.2)%
NTT East	1,559	1,414	(144)	(9.3)%
NTT West	1,499	1,361	(137)	(9.2)%
Telephone Subscriber Lines + INS-Net	24,344	22,718	(1,625)	(6.7)%
NTT East	12,051	11,289	(762)	(6.3)%
NTT West	12,293	11,429	(863)	(7.0)%
Public Telephones	183,655	171,179	(12,476)	(6.8)%
NTT East	87,785	78,199	(9,586)	(10.9)%
NTT West	95,870	92,980	(2,890)	(3.0)%
FLET’S ISDN	95	85	(10)	(10.4)%
NTT East	42	37	(5)	(10.8)%
NTT West	53	48	(5)	(10.1)%
FLET’S ADSL	1,219	1,053	(167)	(13.7)%
NTT East	550	475	(75)	(13.6)%
NTT West	669	577	(92)	(13.7)%
FLET’S Hikari (including Hikari Collaboration Model)(3)	18,716	19,259	543	2.9%
NTT East	10,403	10,666	264	2.5%
NTT West	8,313	8,593	280	3.4%
Hikari Collaboration Model	270	4,691	4,421	1,634.6%
NTT East	190	3,077	2,886	1,517.2%
NTT West	80	1,615	1,534	1,913.1%
Hikari Denwa(4)	17,108	17,374	267	1.6%
NTT East	9,032	9,123	91	1.0%
NTT West	8,076	8,252	176	2.2%
Conventional Leased Circuit Services	241	232	(8)	(3.5)%
NTT East	117	113	(4)	(3.5)%
NTT West	124	120	(4)	(3.4)%
High Speed Digital Services	127	115	(12)	(9.5)%
NTT East	66	59	(7)	(10.2)%
NTT West	62	56	(5)	(8.8)%
NTT Group Major ISPs(5)	11,586	11,411	(175)	(1.5)%
OCN	8,282	8,046	(236)	(2.9)%
Plala	2,960	3,005	45	1.5%
Hikari TV	3,014	3,052	38	1.2%
FLET’S TV Transmission Services(4)	1,345	1,432	87	6.5%
NTT East	877	910	33	3.7%
NTT West	468	522	54	11.6%

	As of Mar. 31, 2015	As of Mar. 31, 2016	Change	Percent Change
Mobile(6)	66,595	70,964	4,368	6.6%
(included in the above) New Billing Plan	17,827	29,704	11,877	66.6%
LTE (“Xi”)	30,744	38,679	7,934	25.8%
FOMA(7)	35,851	32,285	(3,566)	(9.9)%
sp-mode	28,160	32,463	4,303	15.3%
i-mode	22,338	18,770	(3,569)	(16.0)%

(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).

(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

(3)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

(4)	“Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided by NTT East and NTT West to service providers.

(5)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

(6)	Number of Mobile (including LTE (“Xi”) and FOMA) service subscribers includes communication module service subscribers.

(7)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

Operating Results

	Year Ended March 31,
	2015	2016	Change	Percent Change
	(in billions of yen)
Operating revenues:	11,095.3	11,541.0	445.7	4.0%
Fixed voice related services	1,441.4	1,330.0	(111.4)	(7.7)%
Mobile voice related services	872.1	837.8	(34.2)	(3.9)%
IP/Packet communications services	3,672.2	3,757.8	85.7	2.3%
Sales of telecommunications equipment	997.0	953.0	(44.0)	(4.4)%
System integration	2,691.8	3,063.5	371.7	13.8%
Other	1,421.0	1,598.8	177.9	12.5%
Operating expenses	10,010.8	10,192.8	182.1	1.8%
Operating income	1,084.6	1,348.1	263.6	24.3%
Other income (expenses)	(17.9)	(18.9)	(1.0)	(5.3)%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,066.6	1,329.3	262.6	24.6%
Income tax expense (benefit)	397.3	354.8	(42.5)	(10.7)%
Equity in earnings (losses) of affiliated companies	5.9	5.8	(0.1)	(2.0)%
Net income	675.2	980.2	305.0	45.2%
Less—net income attributable to noncontrolling interests	157.1	242.5	85.4	54.3%
Net income attributable to NTT	518.1	737.7	219.7	42.4%

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprising fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

Operating revenues in the fiscal year ended March 31, 2016 increased 4.0% from the previous fiscal year to ¥11,541.0 billion. This increase was due to such factors as an increase in domestic business revenues as a result of the increase in mobile communications and system integration revenues, in addition to the growth in overseas business.

Operating revenues for each service category for the fiscal year ended March 31, 2016 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services it provides in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2016 decreased 7.7% from the previous fiscal year to ¥1,330.0 billion, accounting for 11.5% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increased popularization of mobile phones and optical IP telephones, and an increase in free or low-priced communications services offered by OTT operators (content distribution services utilizing other companies’ communications infrastructure, allowing a service provider to distribute services without owning its own communications infrastructure).

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as LTE (“Xi”).

Mobile voice related revenues for the fiscal year ended March 31, 2016 decreased 3.9% from the previous fiscal year to ¥837.8 billion, accounting for 7.3% of total operating revenues. This was due to, among other things, the discount effect of the “Monthly Support” discount program.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari, a portion of the services it provides in the long distance and international communications business segment, such as Arcstar Universal One, IP-VPN, and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as LTE (“Xi”) packet communications services.

In the fiscal year ended March 31, 2016, revenues from IP/packet communications services increased 2.3% from the previous fiscal year to ¥3,757.8 billion, accounting for 32.6% of total operating revenues. This increase was due to, among other things, an increase in subscriptions for FLET’S Hikari (including Hikari Collaboration Model) in the regional communications business segment and the promotion of upgrades to higher-level plans of the “Kakehodai & Pake-aeru” billing plan.

Sales of Telecommunications Equipment

This category includes a portion of the services NTT Group provides in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2016, revenues from telecommunications equipment sales decreased 4.4% from the previous fiscal year to ¥953.0 billion, accounting for 8.3% of total operating revenues. This decrease was due to a decrease in the number of wholesale sales of handsets, such as smartphones, in the mobile communications business segment.

System Integration

NTT Group’s system integration services include its data communications business segment and a portion of the services it provides in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2016, revenues from system integration increased 13.8% from the previous fiscal year to ¥3,063.5 billion, accounting for 26.5% of total operating revenues. This increase was due to factors such as the growth in both domestic and overseas business.

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and research and development.

In the fiscal year ended March 31, 2016, revenues from other services increased 12.5% from the previous fiscal year to ¥1,598.8 billion, accounting for 13.9% of total operating revenues. This increase was due mainly to an increase in revenues associated with operations in the Smart Life business in the mobile communications business segment and an increase in revenues in the real estate business.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2016 increased 1.8% from the previous fiscal year to ¥10,192.8 billion. The reasons for the increase are discussed below. Personnel expenses and expenses for purchase of goods and services and other expenses, described below, are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2016 increased 0.9% from the previous fiscal year to ¥2,299.7 billion. This increase was mainly due to an increase in personnel expenses due to the increase in consolidated overseas subsidiaries and the increase in overseas business operations, despite the focus on reducing the number of personnel employed in the regional communications business segment.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2016, expenses for purchase of goods and services and other expenses increased 4.1% from the previous fiscal year to ¥5,675.9 billion. Efforts to improve operational efficiency led to reduced expenses in the regional communications business segment, long distance and international communications business segment and mobile communications business segment. However, overall expenses increased compared with the previous fiscal year as a result of, among other things, an increase in the number of consolidated overseas subsidiaries.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2016 decreased 3.4% from the previous fiscal year to ¥1,766.3 billion. This decrease was mainly due to a reduction in investments as a result of making more efficient capital investments in the regional communications business and mobile communications business, which offset the increase in depreciation and amortization expenses due to the increase in capital investments for data centers and other investments in the long distance and international communications business segment.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2016 increased 24.3% from the previous fiscal year to ¥1,348.1 billion.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other income (expenses) for the fiscal year ended March 31, 2016 slightly decreased to ¥(18.9) billion, from ¥(17.9) billion in the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2016 increased 24.6% from the previous fiscal year to ¥1,329.3 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2016, income tax expense decreased 10.7% from the previous fiscal year to ¥354.8 billion. This decrease in income tax expense was primarily due to the decrease of the valuation allowance resulting from the change in the estimate of realizability of deferred tax assets by NTT West and NTT DOCOMO. As a result, effective tax rates for the fiscal year ended March 31, 2015 and for the fiscal year ended March 31, 2016 were 37.25%, and 26.69%, respectively.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies for the fiscal year ended March 31, 2016 was approximately equivalent to the previous fiscal year, decreasing slightly to ¥5.8 billion compared to ¥5.9 billion for the previous fiscal year.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2016 increased 45.2% from the previous fiscal year to ¥980.2 billion. Net income attributable to NTT (excluding the portion attributable to non-controlling interests) for the fiscal year ended March 31, 2016 increased 42.4% from the previous fiscal year to ¥737.7 billion.

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 17 to the Consolidated Financial Statements.)

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

An overview of the operational results for each business segment is as follows (intersegment revenues are included in the operating revenues, operating expenses and operating income of operational results for each business segment):

The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015

		Fiscal Year Ended March 31, 2016
Service Types		Operating Revenues (billions of yen)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,298.0	(7.7)%
	IP/packet communications services	1,564.4	1.1%
	System integration services	161.2	(1.4)%
	Other services	384.2	(1.3)%
	Total (including intersegment revenues)	3,407.9	(2.8)%
	Intersegment	499.6	5.6%
	Total (excluding intersegment revenues)	2,908.2	(4.1)%

Long distance and international communications business	Fixed voice related services	285.1	(7.2)%
	IP/packet communications services	371.9	2.7%
	System integration services	1,425.3	22.9%
	Other services	168.6	(0.7)%
	Total (including intersegment revenues)	2,250.9	12.6%
	Intersegment	89.5	(2.5)%
	Total (excluding intersegment revenues)	2,161.4	13.4%

Mobile communications business	Mobile voice related services	849.4	(3.9)%
	IP/packet communications services	1,954.8	5.5%
	Other services	1,722.9	4.6%
	Total (including intersegment revenues)	4,527.1	3.3%
	Intersegment	43.5	0.9%
	Total (excluding intersegment revenues)	4,483.7	3.3%

Data communications business	System integration services (including intersegment revenues)	1,616.8	7.0%
	Intersegment	104.0	(5.2)%
	Total (excluding intersegment revenues)	1,512.8	8.0%

Other business	Other services (including intersegment revenues)	1,294.5	1.7%
	Intersegment	819.6	(4.4)%
	Total (excluding intersegment revenues)	474.8	14.5%

Total Consolidated Operating Revenues		11,541.0	4.0%

Note:	The above figures do not include consumption tax or other taxes.

(1)	Regional Communications Business Segment

Despite an increase in IP/packet communications revenues attributable to the increase in “FLET’S Hikari (including Hikari Collaboration Model)” subscriptions, operating revenues in the regional communications business segment for the fiscal year ended March 31, 2016 decreased to ¥3,407.9 billion (a decrease of 2.8% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, operating expenses decreased to ¥3,142.9 billion in the fiscal year ended March 31, 2016 (a decrease of 5.8% from the previous fiscal year), as a result of reducing expenses by controlling marketing costs through the development of the Hikari Collaboration Model and by sustained operational efficiency, as well as a decrease in personnel expenses resulting from a decrease in the number of employees and a decrease in depreciation and amortization expenses resulting from making more efficient capital investments.

As a result, segment operating income in the fiscal year ended March 31, 2016 increased 56.9% to ¥265.0 billion.

The state of operations for each service in the regional communications business segment was as follows:

(Fixed Voice Related Services)

Fixed voice related revenues for the fiscal year ended March 31, 2016 in this segment decreased to ¥1,298.0 billion (a decrease of ¥107.8 billion (7.7%) from the previous fiscal year), primarily due to the reasons below.

As a result of the shift in customer demand to mobile telephones, IP phones and broadband access services and to free or low-priced communications services offered by OTT operators, the aggregate number of fixed line subscriptions (fixed-line telephone & INS-Net) as of March 31, 2016 stood at 22,718 thousand, a decrease of 1,625 thousand from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2015	2016	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	10,492	9,875	(618)	(5.9)%
INS-Net subscriptions	1,559	1,414	(144)	(9.3)%

NTT West:
Telephone subscriptions	10,794	10,068	(726)	(6.7)%
INS-Net subscriptions	1,499	1,361	(137)	(9.2)%

For the fiscal year ended March 31, 2016, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,650 for NTT East and ¥2,610 for NTT West, a decrease of ¥50 (1.9%) and ¥40 (1.5%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to, among other factors, the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU, and “—Segment Information—The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how aggregate fixed-line ARPU is calculated.

The numbers of registrations to MYLINE, a phone company selection service, were as follows:

	As of March 31,
	2015	2016	Change
Intra-city:
NTT East	56.5%	57.3%	0.8%
NTT West	53.8%	54.7%	0.9%
NTT Communications	32.7%	32.2%	(0.5)%

Intra-prefectural and inter-city:
NTT East	52.9%	53.8%	0.9%
NTT West	50.6%	51.5%	0.9%
NTT Communications	33.6%	33.1%	(0.5)%

Access charges for functions subject to calculation under the LRIC Methodology (which is applied to the majority of public network usage) for the fiscal year ended March 31, 2016 were ¥5.78 per three minutes for GC interconnection charges and ¥7.22 per three minutes for IC interconnection charges. Revenues (including subsidies to NTT East and NTT West) from these access charges for the fiscal year ended March 31, 2016 decreased by ¥3.9 billion from the previous fiscal year to ¥51.1 billion for NTT East and by ¥5.4 billion from the previous fiscal year to ¥55.8 billion for NTT West.

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

The number of subscriptions for leased circuit services in the regional communications business segment was as follows:

	As of March 31,
	2015	2016	Change	Percent Change
	(in thousands)
NTT East:
Conventional leased circuits	117	113	(4)	(3.5)%
High-speed digital circuits	66	59	(7)	(10.2)%

NTT West:
Conventional leased circuits	124	120	(4)	(3.4)%
High-speed digital circuits	62	56	(5)	(8.8)%

(IP/Packet Communications Services)

Revenues for IP/Packet Communications Services in this segment increased to ¥1,564.4 billion (an increase of ¥17.3 billion (1.1%) from the previous fiscal year), primarily due to the reasons below.

In February 2015, NTT began providing its “Hikari Collaboration Model,” the world’s first full-fledged wholesale provision of fiber-optic access services, in order to rejuvenate the ICT market by promoting the creation of new value through the use of fiber-optic access services by diverse service providers in a wide variety of industries. NTT continued to implement measures to expand B2B2X business through the Model throughout the fiscal year.

NTT promoted collaborative projects with mobile network operators and ISPs, in addition to business operators in diverse industries including the energy industry, real estate industry, and security industry. As a result, the number of service providers providing wholesale service was 350 at the end of the fiscal year ended March 31, 2016. In the cable television industry, new use cases were born, including the adoption of the Hikari Collaboration Model in the conversion of all service areas to fiber optics. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 4.69 million.

As a result of these initiatives, as of March 31, 2016, the number of FLET’S Hikari subscriptions (including the Hikari Collaboration Model) had risen to 19,259 thousand channels, an increase of 543 thousand (2.9%) compared to the previous fiscal year; the number of Hikari Denwa subscriptions increased to 17,374 thousand channels, an increase of 267 thousand channels (1.6%) compared to the previous fiscal year; and the number of FLET’S TV subscriptions increased to 1,432 thousand channels, an increase of 87 thousand channels (6.5%) compared to the previous fiscal year.

The numbers of subscriptions for “FLET’S Hikari (including the Hikari Collaboration Model),” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2015	2016	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari (including the Hikari Collaboration Model)(1)	10,403	10,666	264	2.5%
FLET’S ADSL	550	475	(75)	(13.6)%
Hikari Denwa (channels)(2)	9,032	9,123	91	1.0%
FLET’S TV Transmission Service(2)	877	910	33	3.7%

NTT West:
FLET’S Hikari (including the Hikari Collaboration Model)(1)	8,313	8,593	280	3.4%
FLET’S ADSL	669	577	(92)	(13.7)%
Hikari Denwa (channels)(2)	8,076	8,252	176	2.2%
FLET’S TV Transmission Service(2)	468	522	54	11.6%

(1)	FLET’S Hikari (including Hikari Collaboration Model) includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	The figures for “Hikari Denwa” and “FLET’S TV Transmission Service” include wholesale services provided to service providers by NTT East and NTT West.

FLET’S Hikari ARPU for the fiscal year ended March 31, 2016 was ¥5,510 for NTT East, ¥20 (0.4%) higher than in the previous fiscal year. This slight increase was due to, among other things, a decrease in various discount services. FLET’S Hikari ARPU for the fiscal year ended March 31, 2016 for NTT West was ¥5,470, ¥210 (3.7%) lower than in the previous fiscal year. The main reason for this decrease is the continued impact of discount programs.

See “—Segment Information—The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(Other Services)

With respect to system integration and other services, NTT Group worked to advance business model proposals that effectively promote “vitalization of local economics” through ICT by utilizing the strengths of each locality’s business structures and by focusing on understanding the issues and needs of each local government.

Specifically, in the tourism sector, there is increasingly widespread movement amongst local governments and shopping districts for quick installation of public Wi-Fi in tourist areas in response to the increasing number of foreign tourists. In order to meet this demand, NTT Group has provided support for the installation and operation of Wi-Fi in Fukuoka City and Sapporo City.

(2) Long Distance and International Communications Business Segment

Despite a decline in domestic fixed voice related revenues, operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2016 increased to ¥2,250.9 billion (an increase of 12.6% from the previous fiscal year) due to, among other things, an increase in system integration revenues as a result of the expansion of consolidated subsidiaries. On the other hand, operating expenses for the fiscal year ended March 31, 2016 increased to ¥2,154.2 billion (an increase of 14.3% from the previous fiscal year) due to, among other things, an increase in personnel expenses and other costs as a result of an increase in the number of consolidated subsidiaries. As a result, segment operating income in the fiscal year ended March 31, 2016 decreased to ¥96.7 billion (a decrease of 14.9% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

Revenues for fixed voice-related services in this segment decreased to ¥285.1 billion (a decrease of ¥22.0 billion (7.2%) from the previous fiscal year). This decrease was primarily due to, among other things, a decrease in the number of fixed telephone subscriptions due to the increasing popularization of mobile phones and optical IP phones and the increase in the number of free or low-priced communications services offered by OTT operators, despite NTT Group’s continued support of a variety of customer needs, including, among other things, revising the rates for the “PL@TINUM LINE” telephone service.

The following table shows the market share of MYLINE registrations in the long distance and international communications business segment:

	As of March 31,
	2015	2016	Change
Inter-prefectural	82.6%	83.1%	0.5%
International	81.3%	81.7%	0.4%

(IP/Packet Communications Services)

Revenues for IP/packet communications services in this segment increased to ¥371.9 billion (an increase of ¥9.9 billion (2.7%) from the previous fiscal year). This increase was primarily due to the initiatives described below.

In terms of products for individual customers, for “OCN mobile ONE,” an LTE-compatible mobile data communications service, NTT Communications substantially increased the number of its subscribers by working to strengthen its sales structure, such as by offering a nationwide same-day delivery counter for “voice-enabled SIM cards,” which allow users to make voice calls.

For enterprise customers, NTT Communications worked to increase the number of subscriptions for “Arcstar Universal One,” a corporate network service currently provided in 196 countries and regions, by launching a number of advanced functions. For example, NTT Communications launched “Multi-Cloud Connect,” an optional service which allows speedy, flexible and lower-cost multi-cloud environments to be built by connecting with a wide array of cloud services, including the company’s own cloud services.

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2015	2016	Change	Percent change
	(in thousands)
Network Services (VPN)*1	303	339	37	12.0%
OCN (ISP)	8,282	8,046	(236)	(2.9)%
Plala (ISP)*2	2,960	3,005	45	1.5%
Hikari TV*2	3,014	3,052	38	1.2%

*1	“Network Services (VPN)” includes Arcstar Universal One and Arcstar Global IP-VPN.
*2	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

(System Integration Services)

Revenues for systems integration services in this segment increased to ¥1,425.3 billion (an increase of ¥265.6 billion (22.9%) from the previous fiscal year). This increase was due to strengthened efforts to expand global cloud services as the foundation of the business for the entire NTT Group. Specifically, NTT Group carried out the initiatives described below.

In order to further strengthen its ability to provide full-stack and full-lifecycle services, NTT Group pursued M&A and worked to expand its cloud computing platforms through establishing data centers. NTT Group also worked to strengthen its ability to offer seamless ICT solutions combining network and security and other features and to strengthen its ability to provide services in the growth areas of cloud services and IT outsourcing.

In particular, NTT Group increased its system integration revenues by expanding its consolidated subsidiaries, including Lux e-shelter 1 S.a.r.l, RagingWire Data Centers, Inc., Arkadin International SAS and Oakton Limited. In addition, in order to strengthen its ability to meet the demand for cloud services and data centers in various global regions, NTT Group began providing services at new data centers that achieve high reliability, through redundancy of electric power facilities and telecommunications equipment, and enhanced security, in Sacramento in North America, Vienna in Europe, and Hong Kong, Mumbai and Bangkok in Asia, thereby working to increase the number of its customers worldwide. Furthermore, with a particular focus on cloud migration and IT outsourcing projects, NTT Group promoted cross-selling through collaboration between NTT Communications and Dimension Data, the leading companies in this segment, and NTT DATA and other leading companies in the data communications segment, and received orders from leading companies in a variety of industries.

(3) Mobile Communications Business Segment

Consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2016 increased to ¥4,527.1 billion (an increase of 3.3% from the previous fiscal year) due to, among other factors, the expansion of NTT Group’s Smart Life business and a relatively favorable impact on revenues of the “Kakehodai & Pake-aeru” billing plan compared to the previous fiscal year. Further, despite an increase in revenue-linked expenses as a result of the expansion of NTT Group’s Smart Life business, consolidated operating expenses for the fiscal year ended March 31, 2016 decreased to ¥3,738.8 billion (a decrease of 0.2% from the previous fiscal year) due to, among other factors, the promotion of cost optimization initiatives. As a result, consolidated operating income increased to ¥788.4 billion (an increase of 24.0% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

Revenues for mobile voice-related services decreased to ¥849.4 billion (a decrease of ¥34.4 billion (3.9%) from the previous fiscal year). This decrease was due to a decrease in voice ARPU, primarily due to the discount effect of the “Monthly Support” program, despite efforts to increase the number of subscriptions and to maintain or reduce churn rates.

IP/Packet Communications Services revenues in this segment increased to ¥1,954.8 billion (an increase of ¥101.8 billion (5.5%) from the previous fiscal year). This increase was due to an increase in packet ARPU, primarily due to increased demand for second tablet devices as a result of an improved tablet device lineup and to the promotion of upgrades to higher-level plans of the “Kakehodai & Pake-aeru” billing plan.

As of March 31, 2016, the number of subscriptions to NTT DOCOMO mobile phone services increased by 4.37 million, from 66.60 million at the end of the previous fiscal year to 70.96 million subscriptions. In mobile phone services, the number of LTE (“Xi”) service subscriptions increased from 30.74 million as of the end of the previous fiscal year to 38.68 million as of March 31, 2016, an increase of 7.93 million subscriptions (25.8%), and the number of FOMA service subscriptions decreased by 3.57 million (9.9%) to 32.29 million subscriptions, from 35.85 million as of the end of the previous fiscal year. In addition, churn rates slightly increased to 0.62%, approximately equivalent to the end of the previous fiscal year.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2015	2016	Change	Percent Change
	(in thousands)
Mobile phone services(1)	66,595	70,964	4,368	6.6%
(Included in the above) New Billing Plan	17,827	29,704	11,877	66.6%
LTE (“Xi”) services	30,744	38,679	7,934	25.8%
FOMA services(1)	35,851	32,285	(3,566)	(9.9)%
Estimated mobile phone market share(1)(2)	43.6%	45.3%	1.7%
sp-mode services	28,160	32,463	4,303	15.3%
i-mode services	22,338	18,770	(3,569)	(16.0)%

(1)	Includes communications module service subscriptions. Effective from March 3, 2008, use of the “2in1” service (a multiple number service that makes more than one phone number available for use on one mobile phone) has been conditioned on conclusion of an additional FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such additional FOMA contracts.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

Aggregate ARPU of mobile phone services increased by ¥70 (1.7%) to ¥4,170 in the fiscal year ended March 31, 2016, from ¥4,100 in the fiscal year ended March 31, 2015. This was due to an increase of ¥140 (5.0%) in Data ARPU to ¥2,960 in the fiscal year ended March 31, 2016, from ¥2,820 in the fiscal year ended March 31, 2015, resulting from the reduced impact on revenues of the “Kakehodai & Pake-aeru” billing plan and the introduction of “docomo Hikari,” despite a decrease of ¥70 (5.5%) in voice ARPU to ¥1,210 in the fiscal year ended March 31, 2016, from ¥1,280 in the fiscal year ended March 31, 2015, resulting from the continuing impact of the “Monthly Support” discount program.

See “—Segment Information—The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding ARPU and MOU of mobile phone services:

	As of March 31,
	2015	2016	Change	Percent Change
Aggregate ARPU	¥4,100	4,170	¥70	1.7%
Voice ARPU	1,280	1,210	(70)	(5.5)%
Data ARPU	2,820	2,960	140	5.0%
Packet ARPU	2,820	2,910	90	3.2%
“docomo Hikari” ARPU	0	50	50	—%
MOU (minutes)	122	133	11	9.0%

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, in order to meet the diverse needs of its customers, NTT DOCOMO has strived to enrich its handset lineup, adding new models such as Android smartphones, iPhone 6s*, “docomo keitai” feature phones, “docomo tablets,” wearable devices and Wi-Fi routers, among other devices.

*	TM and © 2016 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2016 increased to ¥1,616.8 billion (an increase of 7.0% from the previous fiscal year) due to, among other things, an increase in the number of overseas consolidated subsidiaries, the cultivation of new customers, and an expansion of the scale of systems provided to existing customers. On the other hand, operating expenses increased to ¥1,504.1 billion (an increase of 5.6% from the previous fiscal year) due to, among other things, an increase in personnel expenses and expenses for purchase of goods and services and other expenses as a result of the increase in the number of consolidated subsidiaries.

As a result, segment operating income in the fiscal year ended March 31, 2016 increased 30.5% from the previous fiscal year to ¥112.7 billion.

In the data communications business segment, NTT responded to the acceleration of customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand its business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

Operating revenues for business operations directed toward the public and social infrastructure field, which provide high value-added IT services that support government, medicine, communications, energy and other social infrastructure and regionalization, increased as a result of business expansion in response to changes in the market in conjunction with new businesses created under the nationwide IT strategy and institutional changes in the utility industry (power system reform), despite an anticipated decline in the government and telecom industries.

Operating revenues for the global business of this segment, which supplies high value-added IT services both within and across various regions overseas, increased due to, among other factors, increased revenues from an increase in the number of consolidated subsidiaries through the acquisition of Carlisle & Gallagher Group, Inc. in the North American market, which is the largest IT services market in the world and is expected to grow even further.

(5) Other Business Segment

In the other business segment, operating revenues for the fiscal year ended March 31, 2016 increased to ¥1,294.5 billion (an increase of 1.7% from the previous fiscal year), primarily due to increased revenues in the real estate business as a result of improved vacancy rates for both new and existing properties in the leasing business and as a result of the expansion of property sales, among other factors. On the other hand, operating expenses for the fiscal year ended March 31, 2016 also increased to ¥1,220.4 billion (an increase of 1.3% from the previous fiscal year) due to, among other things, an increase in revenue-linked expenses.

As a result, segment operating income increased to ¥74.0 billion (an increase of 9.7% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2015	2016	Change	Percent Change
	(in billions of yen)
Domestic(*)	9,509.9	9,646.2	136.3	1.4%
Overseas(*)	1,585.4	1,894.8	309.4	19.5%
Operating revenues (Total)	11,095.3	11,541.0	445.7	4.0%

(*)	Figures are shown based on the geographic location of the services and products provided.

Domestic operating revenues for the fiscal year ended March 31, 2016 increased to ¥9,646.2 billion (an increase of 1.4% from the previous fiscal year), due to, among other things, an increase in IP/packet communications revenues and an increase in domestic system integration revenues. Foreign operating revenues for the fiscal year ended March 31, 2016 increased to ¥1,894.8 billion (an increase of 19.5% from the previous fiscal year) due to, among other things, the expansion of overseas consolidated subsidiaries.

Notes:

1.	MOU (average monthly minutes of use per unit): Average communication time per user

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per subscriber (user) basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., telephone subscriber lines, INS-Net and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from LTE (“Xi”) mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

(1) FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model” wholesale provision of services provided by NTT East and NTT West to service providers. FLET’S Hikari optional services include wholesale services provided to service providers by NTT East and NTT West.

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

(5) For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers (including B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West), and “Hikari Collaboration Model” wholesale services provided by NTT East and NTT West to service providers.

(6) Number of Active Subscribers used in the ARPU calculation of NTT East and NTT West is as below:

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2

(b)	NTT DOCOMO

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its LTE (“Xi”) and “FOMA” services, and its “docomo Hikari” ARPU is based on operating revenues from basic monthly charges and voice communication charges for “docomo Hikari” (including “docomo Hikari” optional services).

(2) NTT DOCOMO’s ARPU and MOU calculation methods changed from the second quarter of the fiscal year ended March 31, 2016. Accordingly, the ARPU data for the results for the fiscal year ended March 31, 2015 have also changed.

(3) Number of Active Users used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Users for each month from April to March

Active Users = (number of users at end of previous month + number of users at end of current month)/2.

(4) The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

No. of active users = subscriptions

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

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

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprising fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other services.

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

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2015, income tax expense decreased 18.3% from the previous fiscal year to ¥397.3 billion. This increase in income tax expense was due to the Act for the Partial Revision of the Income Tax Act enacted on March 31, 2015, which changed, among other things, the corporate tax rates for fiscal years beginning on or after April 1, 2015. Due to this change, the statutory tax rate to be used for the calculation of deferred tax assets and liabilities for the temporary differences expected to be resolved in the fiscal year ended March 31, 2016 and the fiscal year ending March 31, 2017 and thereafter decreased from approximately 36% to approximately 33% and 32%, respectively. As a result, net deferred tax assets existing on the enactment date decreased by ¥54.4 billion, which effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2015. On the other hand, income tax expense decreased primarily due to, among other things, the reduction in income before income taxes, as well as changes in the corporate tax rate for fiscal years beginning from April 1, 2014 as per the Act for the Partial Revision of the Income Tax Act promulgated on March 31, 2014. As a result, effective tax rates for the fiscal year ended March 31, 2014 and for the fiscal year ended March 31, 2015 were 37.59%, and 37.25%, respectively.

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

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 17 to the Consolidated Financial Statements.)

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

The numbers of subscriptions for “FLET’S Hikari,” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2014	2015	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari (including Hikari Collaboration Model)(1)	10,187	10,403	215	2.1%
FLET’S ADSL	667	550	(117)	(17.5)%
Hikari Denwa (channels)(2)	8,694	9,032	337	3.9%
FLET’S TV Transmission Service(2)	802	877	75	9.4%

NTT West:
FLET’S Hikari (including Hikari Collaboration Model)(1)	7,863	8,313	450	5.7%
FLET’S ADSL	816	669	(147)	(18.0)%
Hikari Denwa (channels)(2)	7,562	8,076	515	6.8%
FLET’S TV Transmission Service(2)	359	468	108	30.1%

(1)	FLET’S Hikari (including Hikari Collaboration Model) includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	The figures for “Hikari Denwa” and “FLET’S TV Transmission Service” include wholesale services provided to service providers by NTT East and NTT West.

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

Specifically, on June 20, 2014, NTT East launched the “Biz Hikari Cloud Natural Disaster Victim Relief Support System” for local governments as a cloud-based service that comprehensively supports efforts to aid in disaster victims’ livelihood rehabilitation, such as “Issuance of Disaster Damage Certificates” (*) by local governments. This system enables local governments to support disaster victims promptly and impartially and allows disaster victims to receive rapid support in the event of a disaster.

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

* Documents by which local governments certify the extent of damage to homes and such during disasters, such as fires, floods, earthquakes, etc. These documents are required when applying for support funds for disaster victim relief or disaster restoration home financing, and claiming indemnity insurance payments, among other things.

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

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, in order to meet the diverse needs of its customers, NTT DOCOMO has strived to enrich its handset lineup, adding new models such as Android smartphones, iPhone 6*, iPhone 6 Plus*, “docomo keitai” feature phones, “docomo tablets,” wearable devices and Wi-Fi routers, among other devices. As a result of these initiatives, mobile phone sales increased to 23.75 million units for the fiscal year ended March 31, 2015 (an increase of 1.24 million units compared to the previous fiscal year), of which 14.60 million units were sales of smartphones, representing an increase of 5.9% compared to 13.78 million units sold the previous fiscal year.

*	TM and © 2015 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2015 increased to ¥1,511.0 billion (an increase of 12.4% from the previous fiscal year) due to, among other things, an increase in the number of overseas consolidated subsidiaries, the cultivation of new customers, and an expansion of the scale of systems provided to existing customers. On the other hand, despite a decrease in unprofitable transactions, operating expenses increased to ¥1,424.7 billion (an increase of 11.7% from the previous fiscal year) due to, among other things, an increase in personnel expenses, expenses for the purchase of goods and services and other expenses as a result of an increase in the number of consolidated subsidiaries.

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

As a result, segment operating income increased to ¥67.5 billion (an increase of 20.3% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2014	2015	Change	Percent Change
	(in billions of yen)
Domestic(*)	9,729.2	9,509.9	(219.3)	(2.3)%
Overseas(*)	1,196.0	1,585.4	389.4	32.6%
Operating revenues (Total)	10,925.2	11,095.3	170.1	1.6%

(*)	Figures are shown based on the geographic location of the services and products provided.

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

(3) NTT DOCOMO’s ARPU and MOU calculation methods changed from the second quarter of the fiscal year ended March 31, 2015. Accordingly, the ARPU data for the results for the fiscal year ended March 31, 2014 have also changed.

(4) Number of Active Subscribers used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Subscribers for each month from April to March

Active Subscribers = (number of subscribers at end of previous month + number of subscribers at end of current month)/2.

Liquidity and Capital Resources

The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities during the fiscal year ended March 31, 2016 amounted to ¥2,711.8 billion, an increase of ¥320.0 billion from ¥2,391.8 billion in the fiscal year ended March 31, 2015. This increase was primarily the result of, among other things, an increase in operating income in the fiscal year ended March 31, 2016 compared to the fiscal year ended March 31, 2015.

NTT Group used the net cash provided by operating activities mainly to acquire property, plant and equipment, repay interest-bearing debt and pay dividends.

Net cash used in investing activities during the fiscal year ended March 31, 2016 amounted to ¥1,759.8 billion, a decrease of ¥108.8 billion from ¥1,868.6 billion in the fiscal year ended March 31, 2015. This decrease was due to, among other things, a ¥165.6 billion decrease in payments for property, plant and equipment and in intangible assets computed on a cash basis, partially offset by a ¥78.4 billion increase in expenditures on acquisitions of subsidiaries.

The decrease in payments for investments in property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2016 resulted from, among other things, improved efficiency in the construction of LTE base stations in the mobile communications business, in addition to reduced fiber-optic-related capital expenditures in the regional communications business. For the fiscal year ended March 31, 2016, capital investments amounted to ¥1,687.2 billion on an accrual basis, of which ¥622.1 billion was invested in the regional communications business and ¥595.2 billion was invested in the mobile communications business.

Net cash used in financing activities during the fiscal year ended March 31, 2016 amounted to ¥707.6 billion, an increase in payments of ¥29.6 billion from ¥678.0 billion in the fiscal year ended March 31, 2015. The increase in payments was due to, among other things, a net increase of ¥411.3 billion in expenses from the repayment of short-term and long-term debt, partially offset by a net decrease of ¥244.5 billion in payments due to stock repurchases and a net decrease of ¥159.4 billion in payments for the acquisition of shares of subsidiaries from noncontrolling interests. The capital raised from the issuance of long-term debt in the fiscal year ended March 31, 2016 includes ¥6.1 billion in net proceeds from corporate bond offerings and an aggregate of ¥392.2 billion in loans from financial institutions.

As of March 31, 2016, the total balance of the interest-bearing debt of NTT Group was ¥4,163.3 billion, a decrease of ¥243.4 billion compared to the balance of ¥4,406.7 billion as of the end of the previous fiscal year. The ratio of interest-bearing debt to shareholders’ equity stood at 47.1% as of March 31, 2016 (compared to 50.8% as of the end of the previous fiscal year). Interest-bearing debt as of March 31, 2016 comprises short-term debt and long-term debt, as shown in Note 10 to the Consolidated Financial Statements, as well as ¥10.7 billion in deposits received pursuant to depositary agreements.

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

For the fiscal year ending March 31, 2017, NTT Group expects to make capital investments totaling ¥1,720.0 billion on an accrual basis, an increase of ¥32.8 billion from the fiscal year ended March 31, 2016, due to, among other things, an increase in data center-related and cloud-related capital investments in the long distance and international communications business and an increase in capital investments due to the expansion of large-scale projects in the data communications business, partially offset by, among other things, a decrease in fiber-optic-related capital investments in the regional communications business and improved efficiency in the construction of LTE base stations in the mobile communications business. The total amount of expected capital investments includes ¥589.0 billion by the regional communications business and ¥585.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict.

Liquidity

As of March 31, 2016, NTT Group had cash and cash equivalents balance (including short-term investments with principal maturities of less than three months) of ¥1,088.3 billion, an increase of ¥239.1 billion compared to the balance of ¥849.2 billion as of the end of the previous fiscal year. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used as working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(in millions of yen)
Long-term debt(1)
Bonds	1,694,080	251,124	650,514	462,414	330,028
Bank loans	2,328,900	225,653	644,816	359,891	1,098,540
Interest payments on long-term debt	211,154	41,516	62,418	39,239	67,981
Capital lease obligations(2)	54,959	18,885	22,451	8,304	5,319
Operating leases	138,177	40,196	49,301	26,140	22,540
Purchase obligations(3)	405,012	296,394	99,263	9,125	230
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,832,282	873,768	1,528,763	905,113	1,524,638

(1)	See Note 10 to the Consolidated Financial Statements for details on Long-term debt.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations mainly represent outstanding commitments for the purchase of property, plant and equipment and other assets. The amount includes outstanding commitments with a remaining term of one year or less but excludes those which are cancelable.
(4)	The amount of other long-term obligations is not shown in the above table, due to the immateriality of certain obligations and uncertainty of certain payments. In addition, NTT Group expects to contribute a total amount of ¥17,193 million to its pension plans in the fiscal year ending March 31, 2017 (see Note 11 to the Consolidated Financial Statements).

As of March 31, 2016, NTT Group had outstanding commitments mainly for the purchase of property, plant and equipment and other assets of approximately ¥405.0 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

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

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2014, March 31, 2015 and March 31, 2016 were ¥249.3 billion, ¥233.8 billion and ¥213.4 billion, respectively.

The following table presents a summary of research and development costs by segment for the fiscal years ended March 31, 2014, March 31, 2015 and March 31, 2016:

	Year ended March 31,
	2014	2015	2016
	(in millions of yen)
Regional Communications Business(1)	¥107,857	¥99,239	¥93,740
Long Distance and International Communications Business(2)	16,068	16,380	15,971
Mobile Communications Business(3)	102,039	96,997	83,315
Data Communications Business(4)	12,832	12,912	12,413
Other Business(5)	125,000	114,724	109,996

Sub-total	363,796	340,252	315,435
Elimination	(114,501)	(106,500)	(102,000)

Total	¥249,295	¥233,752	¥213,435

(1)	Research and development relating to IP and broadband services, increasing access services to meet diversifying user needs, high value-added services, and other services.
(2)	Development of high value-added services in fields ranging from IP networks to platforms, and other services.
(3)	Research and development in the area of new products and services related to mobile communications, and research and development aimed at increasing the quality of existing services and enhancing the performance of network functions, among other things.
(4)	Technology development to strengthen competitiveness in systems integration and other fields.
(5)	Research and development relating to: (a) the creation of basic technologies required for the development of advanced networks and new services that will support the development of an ICT society, (b) technologies that contribute to reducing industry’s burden on the environment, (c) new principles, new parts and new materials expected to bring about extensive technological innovations in the information and communications sector, and (d) others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, a wide range of changes took place, with the increased spread and market penetration of devices such as smart devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the evolution of technologies such as cloud services, IoT, and Big Data. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

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

There has been a dramatic change in the environment surrounding the mobile communications market due to the rapid proliferation of smartphones and tablet devices, developments related to the government’s competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Service Verification from the Perspective of Consumers and Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

NTT Group anticipates the following major trends in the fiscal year ending March 31, 2017:

•

Although declines in domestic business have thus far been offset by growth in overseas business, NTT Group expects a decrease in consolidated operating revenues for the fiscal year ending March 31, 2017 resulting from stagnated growth of overseas business due to the exchange rate impact of the strengthening of the yen.

•

NTT Group expects a net increase in the overall number of subscriptions to fiber-optic access services, such as “FLET’S Hikari,” during the fiscal year ending March 31, 2017, due to improvements of the business support structure for partners through the Hikari Collaboration Model and strengthened sales structure based on partners’ type of business.

•

Fixed-line telephone and INS-Net subscriptions are expected to decline in the fiscal year ending March 31, 2017, similar to the decline recorded in the fiscal year ended March 31, 2016, due to, among other things, continued customer migration to mobile phone and IP telephone services or to free or low-priced communications services offered by OTT operators.

•

NTT Group expects a net increase in the number of mobile phone service subscriptions in the fiscal year ending March 31, 2017. NTT intends to retain customers by enhancing the new billing plan and by offering it as a set with “DOCOMO Hikari,” and to reduce its subscription cancellations by expanding its networks and services to differentiate itself from other companies. In addition, NTT Group is working to support the needs for various services and devices, such as smartphones, tablets, wearable devices, Wi-Fi routers and others. In addition to increasing income through these initiatives, NTT Group is also working to increase income by expanding its Smart Life business, including d-market and credit services. At the same time, NTT will continue to streamline capital investments and improve cost efficiency in an effort to reduce costs.

•

In order to achieve consistent growth in its overseas business in the future, NTT Group is working to strengthen its products and services and to further improve its global business promotion systems. NTT Group will continue to strengthen its sales and marketing, including its global account expansion and promotion of upselling and cross-selling. Furthermore, NTT Group will also work to promote thorough cost efficiency and strengthen group governance and risk management.

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

Off-Balance Sheet Arrangements

As of March 31, 2016, NTT Group’s contingent liabilities for loans and other loans that NTT Group guaranteed totaled ¥79.3 billion.

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

Estimated useful lives and impairments of property, plant and equipment, software and certain other intangibles

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. Due to this change, “Depreciation and amortization” for the fiscal year ended March 31, 2015 decreased by ¥51.3 billion. NTT Group also reviews such assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary. For the fiscal year ended March 31, 2015, NTT Group recorded an impairment loss of ¥30.2 billion on its multimedia broadcasting business for mobile devices-related long-lived assets. NTT Group’s total “Impairment losses” in the fiscal years ended March 31, 2014, 2015 and 2016 (including the impairment loss described above) were ¥5.7 billion, ¥38.7 billion and ¥19.8 billion, respectively.

Goodwill and indefinite life intangible assets

Goodwill is tested for impairment at the reporting unit level, which is either at the business segment level or one level below, at least annually and more frequently if there are indications of impairment, using a two-step process that begins with an estimation of the fair value of the reporting unit. Under the first step, the fair value of the reporting unit, which is calculated based on assumptions such as discounted cash flow projections, is compared with its carrying amounts (including goodwill). Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit.

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

The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group measures fair value based on certain assumptions that are determined to be currently reasonable. However, actual values may differ from those stated in the consolidated financial statements if unexpected changes occur in the business operation environment in the future. NTT Group’s total “Goodwill and other intangible asset impairments” in the fiscal years ended March 31, 2014, 2015 and 2016 were ¥6.2 billion, ¥3.5 billion and ¥12.9 billion, respectively. As of March 31, 2016, out of the material reporting units, the carrying amounts of goodwill attributable to Dimension Data and NTT America in the long distance and international communications business segment were ¥295.7 billion and ¥70.3 billion, respectively and the carrying amount of goodwill attributable to Global Business in the data communications business segment was ¥238.2 billion. As a result of the annual impairment test conducted for the fiscal year ended March 31, 2016, the fair value of the reporting unit attributable to Dimension Data and NTT America in the long distance and international communications business segment exceeded their carrying amounts by 14.8% and 4.0%, respectively and the fair value of the reporting unit attributable to Global Business in the data communications business segment exceeded its carrying amount by 27.0%.

Investments

NTT Group holds investments in other companies, which NTT Group accounts for under the cost method, equity method or at fair value. NTT Group recognizes an impairment loss when the decline in value below the carrying amount of the investment is other than temporary, which then establishes a new cost basis in the investment. When determining if the decline in value is other than temporary, NTT Group considers, among other items, the magnitude of the decline in value below the carrying amounts, the length of time the value has been below the carrying amounts, the financial condition of the investee company, the strength of the industry in which it operates, and NTT Group’s ability or intent to retain the investment. NTT Group performs a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses, in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and penetration speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment losses for “Marketable securities and other investments” in the fiscal years ended March 31, 2014, 2015 and 2016 were approximately ¥3.0 billion, ¥2.0 billion and ¥6.0 billion, respectively. NTT Group reviews factors such as the financial condition and near-term prospects of those investees in order to determine if the value of any of our investments in them has suffered a decline that was other than temporary due to the recent economic and financial environment surrounding the industry of those equity method investees.

NTT Group reviewed the business outlook of TTSL in order to determine if the value of its investment in TTSL had suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry. During the fiscal year ended March 31, 2014, NTT DOCOMO revised downward its estimate of TTSL’s future cash flows due to the growing business risk of mobile network operators in India, including as a result of an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise in the auction price of frequency spectrum in India. Reflecting this growing business risk and TTSL’s recent operating results, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows, and NTT Group concluded that the decline in value was other than temporary. Consequently, NTT Group recognized an additional impairment charge of ¥51.2 billion. NTT Group plans to dispose of its entire investment in TTSL. NTT Group may recognize a gain or loss upon disposition of its TTSL shares or if the transaction as described in Note 7 to the Consolidated Financial Statements is not carried out. As a result of this review and evaluation, NTT Group determined that there were other-than-temporary declines in the values of certain investments, including TTSL, and recognized impairment charges aggregating ¥51.3 billion for the fiscal year ended March 31, 2014. In the past, NTT Group experienced material impairments in the value of its investments in equity method affiliates that were included in “Equity in earnings (losses) of affiliated companies” in its consolidated statements of income and comprehensive income for relevant years. NTT Group may experience similar impairments with respect to “Marketable securities and other investments” and “Investments in affiliated companies” again in the future. NTT Group may also experience material gains or losses on the sale of investments.

Employees’ retirement benefits

The total costs of employees’ retirement benefits and pension plans represented approximately 1.0% and 0.9% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2015 and 2016, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include the expected long-term rate of return on plan assets, a discount rate, the rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from NTT Group’s assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2016, the total amount of net actuarial loss was ¥563.8 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the expected average remaining service period of employees on a straight-line basis. That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.0% to 2.5% for the fiscal years ended March 31, 2015 and March 31, 2016. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on NTT’s analysis of historical results. The projected allocation of plan assets is developed in consideration of the expected long-term investment returns for each category of plan assets. For lump-sum retirement allowances and for the contract-type corporate pension plan, approximately 55.0%, 5.0%, 10.0%, 10.0% and 20.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 48.6%, 14.9%, 10.0%, 14.4% and 12.1% (weighted-average) of plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2016, the actual allocations of assets were generally consistent with the projected allocations stated above. The actual returns for the fiscal years ended March 31, 2015 and 2016 were approximately 11.0% and 0%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 1.4% as of March 31, 2015 and 1.0% as of March 31, 2016. In determining the benefit obligations, NTT Group used a discount rate of 1.0% as of March 31, 2015 and 0.5% as of March 31, 2016. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2016:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 240.0	+/- 5.0	+/- 170.0
50 basis point increase / decrease in expected return on assets	—	-/+ 11.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. In accordance with the Act on Partial Revision of the Income Tax Act enacted on March 20, 2014, the income tax rate was adjusted starting from consolidated accounting periods beginning on or after April 1, 2014. As a result of this change in tax rate, net deferred tax assets existing on the enactment date decreased ¥12.6 billion, whose effect is included in

“Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2014. Net income attributable to NTT decreased ¥9.6 billion for the fiscal year ended March 31, 2014. In accordance with the Act on Partial Revision of the Income Tax Act enacted on March 31, 2015, the income tax rates have been changed for fiscal years beginning on or after April 1, 2015. As a result of this change in tax rate, net deferred tax assets amounts existing on the enactment date decreased by ¥54.4 billion, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2015. Net income attributable to NTT decreased by ¥47.8 billion for the fiscal year ended March 31, 2015. Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 29, 2016, the corporate tax rates have been changed for fiscal years that began on or after April 1, 2016. As a result of this change in tax rate, net deferred tax assets amounts existing on the enactment date decreased by ¥32.7, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2016. Net income attributable to NTT decreased by ¥23.7 billion for the fiscal year ended March 31, 2016. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense (benefit)—Deferred in the period in which such judgment is made.

As of March 31, 2015 and 2016, NTT Group had deferred tax assets of ¥1,491.1 billion and ¥1,580.2 billion, which included respective valuation allowance of ¥266.0 billion and ¥171.7 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the fiscal years ended March 31, 2014, 2015 and 2016 were an increase of ¥6.2 billion, an increase of ¥6.0 billion and a decrease of ¥94.2 billion, respectively. The decrease of ¥94.2 billion for the fiscal year ended March 31, 2016 was due primarily to a decrease of ¥43.7 billion for regional tax in NTT West related to the improvement of its forecast of future taxable income and a decrease of ¥32.7 billion in NTT DOCOMO considering the prudent and feasible tax-planning strategies that became available during the year. The financial statements reflected the write-off of deferred tax assets that expired unused.

Accrued liabilities for point programs

NTT Group offers mobile services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records “Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2015 and 2016 was ¥110.6 billion and ¥94.1 billion, respectively. Point program expenses for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥79.0 billion, ¥77.8 billion and ¥60.3 billion, respectively.

In determining the accrued liabilities for point programs, NTT Group estimates such factors as the point utilization rate, taking into account the forfeitures caused by, among other things, expected future subscription cancellations if NTT Group could estimate such forfeitures. Higher than estimated point utilization rates could result in the need to recognize additional expenses or accrued liabilities in the future.

In determining the accrued liabilities for point programs, NTT Group estimates that as of March 31, 2016, a one-percent increase in the point utilization rate would result in an additional liability accrual of approximately ¥1.0 billion, if all other factors are held constant.

Application of New Accounting Standards Not Yet Adopted

Revenue from Contracts with Customers

On May 28, 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers : Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities

On January 5, 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is expected to take effect for NTT Group on April 1, 2018. NTT is currently evaluating the effect of adopting the ASU.

Leases

On February 25, 2016, the FASB issued ASU 2016-02, “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is expected to take effect for NTT Group on April 1, 2019. NTT is currently evaluating the effect of adopting the ASU.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The overall direction of NTT’s affairs is the responsibility of its Board. The Board currently consists of 12 members. Members of the Board are elected for a two-year term. Elections are conducted at NTT’s ordinary general meeting of shareholders. The most recent election was held on June 24, 2016, during which shareholders approved the election of twelve Members of the Board and one Audit & Supervisory Board Member.

The following is a list of NTT’s Members of the Board, Audit & Supervisory Board Members and Presidents of principal subsidiaries as of June 30, 2016:

Members of the Board

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
Satoshi Miura April 3, 1944 June 2012 June 2018	Chairman of the Board	April 1967	:	Joined Nippon Telegraph and Telephone Public Corporation	32,540
		June 1996	:	Senior Vice President Head of Personnel Member of the Board of the Company
		July 1996	:	Senior Vice President Head of Personnel for Industrial Relations Member of the Board of the Company
		June 1998	:	Executive Vice President Head of Personnel for Industrial Relations Member of the Board of the Company
		January 1999	:	Executive Vice President Deputy Senior Executive Manager of the NTT-East Provisional Headquarters Member of the Board of the Company
		July 1999	:	Senior Executive Vice President Representative Director of Nippon Telegraph and Telephone East Corporation
		June 2002	:	President and Representative Director of Nippon Telegraph and Telephone East Corporation
		June 2005	:	Senior Executive Vice President Head of the Corporate Management Strategy Division Representative Member of the Board of the Company
		June 2007	:	President and Chief Executive Officer Representative Member of the Board of the Company
		June 2012	:	Chairman of the Board of the Company (present post)
		June 2016	:	External Director of Hiroshima Bank, Ltd. (present post)
Significant Concurrent Business Activities: External Director of Hiroshima Bank, Ltd.

Hiroo Unoura January 13, 1949 June 2012 June 2018	President and Chief Executive Officer	April 1973	:	Joined Nippon Telegraph and Telephone Public Corporation	27,200
	Representative Member of the Board	June 2002	:	Senior Vice President Head of Department I Member of the Board of the Company

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2005	:	Senior Vice President Head of Department V Member of the Board of the Company
		June 2007	:	Executive Vice President Head of Corporate Strategy Planning Head of Corporate Business Strategy Member of the Board of the Company
		June 2008	:	Senior Executive Vice President Head of Strategic Business Development Representative Member of the Board of the Company
		June 2011	:	Senior Executive Vice President Representative Member of the Board of the Company
		June 2012	:	President and Chief Executive Officer Representative Member of the Board of the Company (present post)

Hiromichi Shinohara March 15, 1954 June 2014 June 2018	Senior Executive Vice President Chief Technology Officer Chief Information Security Officer In charge of technical strategy and international standardization Head of Research and Development Planning Representative Member of the Board	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	14,300
		June 2009	:	Senior Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2011	:	Senior Vice President Head of Research and Development Planning Head of the Information Sharing Laboratory Group Member of the Board of the Company
		October 2011	:	Senior Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2012	:	Executive Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2014	:	Senior Executive Vice President Head of Research and Development Planning Representative Member of the Board of the Company (present post)

Jun Sawada July 30, 1955 June 2014 June 2018	Senior Executive Vice President Chief Financial Officer Chief Compliance Officer Chief Information Officer In charge of business strategy and risk management Representative Member of the Board	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	10,500
		June 2008	:	Senior Vice President
Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation
		June 2011	:	Executive Vice President Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Senior Executive Vice President Executive Manager of Corporate Strategy Planning Department Representative Member of the Board of NTT Communications Corporation
		June 2013	:	Senior Executive Vice President Representative Member of the Board of NTT Communications Corporation
		June 2014	:	Senior Executive Vice President Representative Member of the Board of the Company (present post)
		June 2016	:	Representative Director and President, Chief Executive Officer of NTT Security Corporation (present post)
Significant Concurrent Business Activities: Representative Director and President, Chief Executive Officer of NTT Security Corporation

Mitsuyoshi Kobayashi November 3, 1957 June 2014 June 2018	Executive Vice President Head of Technology Planning Member of the Board	April 1982	:	Joined Nippon Telegraph and Telephone Public Corporation	7,800
		June 2006	:	General Manager of Okayama Branch of Nippon Telegraph and Telephone West Corporation
		July 2008	:	General Manager of the Service Management Department of Nippon Telegraph and Telephone West Corporation
		June 2010	:	Senior Vice President General Manager of the Service Management Department Member of the Board of Nippon Telegraph and Telephone West Corporation
		June 2012	:	Senior Vice President Head of Technology Planning Head of Strategic Business Development Member of the Board of the Company
		June 2012	:	Senior Vice President Member of the Board of NTT COMWARE CORPORATION (present post)
		June 2014	:	Executive Vice President Head of Technology Planning Member of the Board of the Company (present post)
Significant Concurrent Business Activities: Member of the Board of NTT COMWARE CORPORATION

Akira Shimada December 18, 1957 June 2015 June 2018	Executive Vice President Head of General Affairs Member of the Board	April 1981	:	Joined Nippon Telegraph and Telephone Public Corporation	7,404
		July 2007	:	General Manager of the Accounts and Finance Department of Nippon Telegraph and Telephone West Corporation
		July 2009	:	General Manager of the General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2011	:	Senior Vice President General Manager of the General Affairs and Personnel Department Member of the Board of Nippon Telegraph and Telephone East Corporation
		June 2012	:	Senior Vice President Head of the General Affairs Member of the Board of the Company
		June 2012	:	Member of the Board of Nippon Telegraph and Telephone West Corporation (present post)
		June 2015	:	Executive Vice President Head of General Affairs Member of the Board of the Company (present post)
Significant Concurrent Business Activities: Member of the Board of Nippon Telegraph and Telephone West Corporation

Tsunehisa Okuno October 12, 1960 June 2012 June 2018	Senior Vice President Head of Global Business Member of the Board	April 1983	:	Joined Nippon Telegraph and Telephone Public Corporation	4,300
		July 2007	:	Vice President of the Corporate Business Strategy of the Company
		June 2008	:	Head of the Global Business Strategy Office of Strategic Business Development of the Company
		January 2011	:	Senior Vice President of Dimension Data Holdings plc (present post)
		June 2011	:	Head of Global Business of the Company
		June 2012	:	Senior Vice President
Head of Global Business
Member of the Board of the Company (present post)
		June 2016	:	Director of NTT Security Corporation (present post)
Significant Concurrent Business Activities:
Senior Vice President of Dimension Data Holdings plc
Director of NTT Security Corporation

Hiroki Kuriyama May 27, 1961 June 2014 June 2018	Senior Vice President Head of Strategic Business Development In charge of 2020 Project Member of the Board	April 1985	:	Joined the Company	2,970
		February 2003	:	Vice President of Department I of the Company
		May 2005	:	Vice President of Corporate Business Strategy of the Company
		June 2008	:	Vice President of Corporate Strategy Planning of the Company
		June 2012	:	Vice President of President’s Office of General Affairs of the Company
		June 2014	:	Senior Vice President
Head of Strategic Business Development
Member of the Board of the Company (present post)

Takashi Hiroi February 13, 1963 June 2015 June 2018	Senior Vice President	April 1986	:	Joined the Company	2,700
	Head of Finance and Accounting Member of the Board	May 2005	:	Vice President of Corporate Business Strategy of the Company
		June 2008	:	Vice President of Strategic Business Development of the Company

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		July 2009	:	Vice President of Corporate Strategy Planning of the Company
		June 2014	:	Head of Finance and Accounting of the Company
		June 2015	:	Senior Vice President
Head of Finance and Accounting
Member of the Board of the Company (present post)

Eiichi Sakamoto	Senior Vice President	April 1986	:	Joined the Company	2,500
September 3, 1963 June 2016 June 2018	Head of Corporate Strategy Planning Member of the Board	April 2002	:	Senior Manager of the Planning Department of Nippon Telegraph and Telephone East Corporation
		October 2005	:	Head of the Business Management Group of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		July 2009	:	Head of the Planning Group of the Corporate Strategy Planning
Department of Nippon Telegraph and Telephone East Corporation
		July 2011	:	Head of the Public Relations of the Corporate Strategy Planning of the Company
		June 2015	:	Senior Vice President, Managing Director of Corporate
Marketing Strategy Department of NTT DOCOMO, INC.
		June 2016	:	Senior Vice President
Head of the Corporate Strategy Planning of the Company
Member of the Board of the Company (present post)
Member of the Board of Nippon Telegraph and Telephone East Corporation (present post)
Significant Concurrent Business Activities:
Member of the Board of Nippon Telegraph and Telephone East Corporation

Katsuhiko Shirai September 24, 1939 June 2012 June 2018	Outside Member of the Board	April 1965	:	Assistant of the First Faculty of Science and Engineering of Waseda University	2,900
		April 1968	:	Full-time lecturer of the Faculty of Science and Engineering of Waseda University
		April 1970	:	Assistant Professor of the Faculty of Science and Engineering of Waseda University
		April 1975	:	Professor of the Faculty of Science and Engineering of Waseda University
		November 1994	:	Director of Academic Affairs and Director of the International Exchange Center of Waseda University
		November 1998	:	Executive Director of Waseda University
		November 2002	:	President of Waseda University
		November 2010	:	Educational Advisor of Waseda University (present post)
		April 2011	:	Chairperson of the Foundation for the Open University of Japan (present post)

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Member of the Board of the Company (present post)
		June 2012	:	Director of Japan Display, Inc. (present post)
Significant Concurrent Business Activities:
Chairperson of the Foundation for the Open University of Japan Director of Japan Display, Inc.

Sadayuki Sakakibara March 22, 1943 June 2012 June 2018	Outside Member of the Board	April 1967	:	Joined Toyo Rayon Co., Ltd. (currently registered as Toray Industries, Inc.)	7,300
		June 1994	:	Director of the Corporate Planning Department of Toray Industries, Inc.
		June 1996	:	Director of the Board of Toray Industries, Inc.
		June 1998	:	Managing Director of Toray Industries, Inc.
		June 1999	:	Senior Managing Director of Toray Industries, Inc.
		June 2001	:	Executive Vice President of Toray Industries, Inc.
		June 2002	:	President of Toray Industries, Inc.
		June 2010	:	Chairman and Representative Member of the Board of Toray Industries, Inc.
		June 2012	:	Member of the Board of the Company (present post)
		June 2013	:	Director of Hitachi, Ltd. (present post)
		June 2014	:	Chairman of the Japan Business Federation (Keidanren) (present post)
		June 2014	:	Chairman of the Board of Directors, Toray Industries, Inc.
		June 2015	:	Chief Senior Adviser and Chief Senior Counselor of Toray Industries, Inc. (present post)
Significant Concurrent Business Activities:
Chief Senior Adviser, Chief Senior Counselor of Toray Industries, Inc.
Director of Hitachi, Ltd.
Chairman of the Japan Business Federation (Keidanren)

Audit & Supervisory Board Members

Akiko Ide February 28, 1955 June 2014 June 2019	Audit & Supervisory Board Member	April 1977	:	Joined Nippon Telegraph and Telephone Public Corporation	5,000
		June 2003	:	General Manager of Customer Services of NTT DOCOMO, INC.
		September 2004	:	Concurrently General Manager of Customer Services and General Manager of Information Security of NTT DOCOMO, INC
		June 2005	:	General Manager of Customer Services of NTT DOCOMO, INC.
		April 2006	:	General Manager of Corporate Citizenship Department of NTT DOCOMO, INC.
		June 2006	:	Executive Director and General Manager of Corporate Citizenship Department of NTT DOCOMO, INC.
		July 2008	:	Executive Director and General Manager for Chugoku regional office of NTT DOCOMO, INC.

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Executive Director and Director of Information Security of NTT DOCOMO, INC.
		May 2013	:	President and Chief Executive Officer of Radishbo-ya Co., Ltd.
		June 2013	:	Executive Director and Senior Manager in Charge of Commerce Business Promotion of NTT DOCOMO, INC.
		June 2014	:	Full Time Audit & Supervisory Board Member of NTT (present post)

Takao Maezawa October 24, 1955 June 2016 June 2019	Audit & Supervisory Board Member	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	9,004
		June 2006	:	Executive Manager of Human Resources Management Department, General Manager of Training Institute Executive Manager of the General Affairs of NTT Communications Corporation
		June 2008	:	Senior Vice President Deputy General Manager of the Enterprise Business Division Member of the Board of NTT Communications Corporation
		June 2011	:	Executive Vice President Deputy General Manager of the Enterprise Business Division Member of the Board of NTT Communications Corporation
		August 2011	:	Executive Vice President Head of Second Sales Division Member of the Board of NTT Communications Corporation
		June 2012	:	President and CEO of NTT PC Communications Incorporated
		June 2016	:	Full Time Audit & Supervisory Board Member of NTT (present post)

Michiko Tomonaga(2) July 26, 1947 June 2011 June 2019	Outside Audit & Supervisory Board Member	March 1975	:	Registered as a certified public accountant (certification up-to-date)	2,300
		July 2007	:	Vice President of the Japanese Institute of Certified Public Accountants
		July 2008	:	Senior Partner at Ernst & Young Japan
		June 2010	:	Outside Corporate Auditor of Keikyu Corporation
		June 2011	:	Outside Audit & Supervisory Board Member of NTT (present post)
		February 2012	:	Audit & Supervisory Board Member of the Corporation for Revitalizing Earthquake affected Business
		June 2014	:	Outside Director of Japan Exchange Group, Inc.
		June 2016	:	Outside Director of Keikyu Corporation (present post)
Significant Concurrent Business Activities: Certified Public Accountant Director of Keikyu Corporation

Seiichi Ochiai(2) April 10, 1944 June 2012 June 2019	Outside Audit & Supervisory Board Member	April 1974	:	Instructor in the Faculty of Law of the University of Tokyo	4,804
		April 1977	:	Associate Professor in the Faculty of Law of Seikei University

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		April 1981	:	Professor in the Faculty of Law of Seikei University
		April 1990	:	Professor at the University of Tokyo Graduate Schools for Law and Politics and the Faculty of Law of the University of Tokyo
		April 2007	:	Professor at Chuo Law School
		April 2007	:	Registered as attorney-at-law (Dai-Ichi Tokyo Bar Association) (registration up-to-date)
		June 2007	:	Emeritus Professor at the University of Tokyo (present post)
		June 2008	:	Outside Director of EBARA CORPORATION
		June 2012	:	Outside Audit & Supervisory Board Member of NTT (present post)
		July 2012	:	Director of Meiji Yasuda Life Insurance Company (present post)
		June 2013	:	Outside Auditor of Ube Industries, Ltd. (present post)
Significant Concurrent Business Activities:
Lawyer
Director of Meiji Yasuda Life Insurance Company;
Auditor of Ube Industries, Ltd.

Takashi Iida(2) September 5, 1946 June 2014 June 2019	Outside Audit & Supervisory Board Member	April 1974	:	Registered as attorney-at-law (Daini Tokyo Bar Association) (registration up-to-date)	2,400
Joined Mori Sogo Law Offices (currently Mori, Hamada and Matsumoto)
		April 1991	:	Deputy Chairman of the Daini Tokyo Bar Association
		April 1997	:	Executive Governor of the Japan Federation of Bar Associations
		April 2006	:	Chairman of the Daini Tokyo Bar Association
		April 2006	:	Vice President of the Japan Federation of Bar Associations
		January 2012	:	Established Kowa Law Office (present post)
		June 2012	:	Corporate Auditor for Shimadzu Corporation (present post)
		June 2013	:	Corporate Auditor of JAFCO Co., Ltd
		June 2013	:	Director of Alps Electric Co., Ltd. (present post)
		June 2014	:	Outside Audit & Supervisory Board Member of NTT (present post)
Significant Concurrent Business Activities:
Lawyer
Corporate Auditor of Shimadzu Corporation
Director of Alps Electric Co., Ltd.

Presidents of Principal Subsidiaries

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
Masayuki Yamamura March 30, 1953 June 2012 June 2018	President, NTT East	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		May 2005	:	Vice President of NTT’s Corporate Business Strategy Division
		June 2005	:	Senior Vice President and General Manager NTT East’s Tokyo Branch,
Deputy Senior Executive Manager of NTT East’s Business User Sales Promotion Headquarters (resigned on June 2006)
		June 2008	:	Executive Vice President and General Manager of NTT East’s Tokyo Branch
		June 2009	:	Executive Vice President
Senior Executive Manager of NTT East’s Network Business Headquarters
General Manager of NTT East’s Research and Development Center, Network Business Headquarters (resigned in May 2011)
Executive Manager of NTT East’s Planning Department, Network Business Headquarters (resigned in July 2009)
General Manager of NTT East’s Research and Development Center, Network Business Headquarters (resigned in July 2009)
		June 2012	:	President of NTT East (present post)

Kazutoshi Murao October 21, 1952 June 2012 June 2018	President, NTT West	April 1976	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		June 2005	:	Member of the Board and Executive Manager of NTT West’s Corporate Strategy Planning Department
		July 2006	:	Deputy Senior Executive Manager of NTT West’s Kansai Regional Headquarters
		June 2007	:	NTT West’s Executive Manager of Accounts and Finance Department (resigned in July 2007)
		June 2008	:	Executive Vice President and Executive Manager of NTT West’s Corporate Strategy Planning Department
		June 2009	:	Senior Executive Vice President
Senior Executive Manager of NTT West’s Marketing Headquarters
Executive Manager of the Corporate Strategy Planning Department (resigned in October 2009)
		June 2010	:	Executive Manager of NTT West’s Marketing Department, Marketing Headquarters (resigned in September 2010)
		June 2012	:	President of NTT West (present post)

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
Tetsuya Shoji February 28, 1954 June 2015 June 2018	President, NTT Communications	April 1977	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		July 2005	:	Executive Manager of NTT West’s Personnel Department
		June 2006	:	Member of the Board of NTT West
		June 2009	:	Member of the Board and Senior Vice President of NTT’s General Affairs Department Vice President of the Internal Control Office of NTT’s General Affairs Department
		June 2012	:	Senior Executive Vice President of NTT Communications
		June 2015	:	President of NTT Communications (present post)

Kazuhiro Yoshizawa June 21, 1955 June 2016 June 2018	President, NTT DOCOMO	April 1979	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		June 2007	:	Senior Vice President General Manager of Corporate Sales and Marketing Department II of NTT DOCOMO
		June 2011	:	Senior Vice President, General Manager of Human Resources Management Department Member of the Board of Directors of NTT DOCOMO
		June 2012	:	Executive Vice President, General Manager of Corporate Strategy and Planning Department Responsible for Mobile Society Research Institute, Member of the Board of Directors of NTT DOCOMO
		July 2013	:

Executive Vice President,

General Manager of Corporate Strategy and Planning Department

General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute

Member of the Board of Directors of NTT DOCOMO

		June 2014	:	Senior Executive Vice President Responsible for Technology, Devices and Information Strategy, Member of the Board of Directors of NTT DOCOMO
		June 2016	:	President of NTT DOCOMO (present post)

Toshio Iwamoto January 5, 1953 June 2012 June 2017	President, NTT DATA	April 1976	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		June 2004	:	NTT DATA’s Director and Head of Payment Solutions Sector, Deputy Head of Financial Business Sector

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2005	:	Senior Vice President Head of Financial Business Sector of NTT DATA
		June 2007	:	Senior Vice President Head of Financial Business Sector of NTT DATA Head of the Fourth Public Sector (resigned in June 2007)
		July 2007	:	Head of Postal Administration System (resigned in February 2008)
		July 2008	:	Director and Executive Vice President of NTT DATA
		June 2009	:	Representative Director and Senior Executive Vice President of NTT DATA
		July 2009	:	Company President of the Public & Financial IT Services Company Head of Public and Financial Section Business (resigned in June 2011)
		June 2011	:	Senior Executive Vice President of NTT DATA
		June 2012	:	President of NTT DATA (present post)

(1)	NTT Shares owned as of June 30, 2016.
(2)	Outside Audit & Supervisory Board Member.
(3)	The number of Shares owned represents less than one percent of all outstanding Shares.

None of NTT’s Members of the Board, Audit & Supervisory Board Members or presidents of principal subsidiaries is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

Compensation

Policies

In order to improve objectivity and transparency regarding matters concerning the compensation of Members of the Board, NTT established the Appointment and Compensation Council, which serves as a preliminary review institution for the Board and comprises four Members of the Board, including two Outside Independent Members of the Board (independent directors within the meaning of the TSE Code, as defined under “—Board Practices—Board of Directors” below), and such matters are decided by the Board after deliberation by this council.

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

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2016

Position	Number of Payees	Base Salary	Bonus	Total
		(millions of yen)
Members of the Board (excluding Outside Members of the Board)	10	¥404	¥93	¥497
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	2	¥74	—	¥74

Total	12	¥479	¥93	¥572

Notes:

1.	Upper limits on total annual compensation of Members of the Board and Audit & Supervisory Board Members were set at an aggregate of ¥750 million for Members of the Board and ¥200 million for Audit & Supervisory Board Members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.
2.	In addition to the above, NTT Group paid an aggregate of ¥13 million as executive bonuses to five of its Members of the Board who also hold executive management positions.

Total Compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2016

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members	5	¥60

Board Practices

Board of Directors

NTT’s Board is currently composed of twelve directors, referred to as “Members of the Board.” While not mandated by the Companies Act, two of NTT’s directors are outside directors (i.e., directors who meet certain requirements under the Companies Act, including, among other things, the following: (i) persons who are not currently executive directors, executive officers or employees, including managers (collectively, “Executive Directors etc.”) of NTT or any of its subsidiaries, and who have not been Executive Directors etc. of NTT or any of its subsidiaries within 10 years prior to assuming the position of director; (ii) persons who have been directors, accounting advisors or corporate auditors (excluding Executive Directors etc.) of NTT or any of its subsidiaries within 10 years prior to newly assuming the position of director but who have not been Executive Directors etc. thereof within 10 years prior to assuming such previous position as director, accounting advisor or corporate auditor of NTT or any of its subsidiaries (excluding Executive Directors etc.); and (iii) persons who are not currently spouses or relatives within two degrees of a director, executive officer or important employee, including a manager, of NTT). The presence of outside directors serves to strengthen the Board’s ability to appropriately monitor business operations, and NTT’s outside directors actively contribute to discussions at Board meetings. If NTT has no outside directors at the end of any fiscal year, it will be required to present an explanation at its ordinary general meeting of shareholders as to why the appointment of outside directors is inappropriate. In addition, TSE rules require that at least one of NTT’s outside directors or outside corporate auditors (as described below) meet certain additional independence criteria established by the TSE. Further, TSE rules also require NTT to endeavor to have at least one director who meets such independence criteria. Additionally, the TSE has adopted the Corporate Governance Code, which became effective as of June 1, 2015 (apart from TSE rules, the “TSE Code”). With respect to the TSE Code, the TSE rules adopt a “comply-or-explain” approach, requiring TSE-listed companies to either comply with the principles of the TSE Code or otherwise provide public disclosure explaining the reason for not complying. According to the TSE Code, TSE-listed companies should have at least two outside independent directors within the meaning of the TSE Code.

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

The Board is responsible for decisions regarding important management issues and other matters, and for supervising the directors’ execution of their duties. As a general rule, the Board meets once a month. Under the Companies Act, directors are prohibited from engaging in any transaction in competition with any of the company’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with the company’s interests, unless the transaction is approved by a board resolution. No director may vote on a proposal in which that director is deemed to be materially interested. In addition, the Companies Act requires a resolution of the board to decide on material business matters including, but not limited to, acquisition or disposal of material assets, substantial borrowings, issuance of bonds and establishment of internal control systems.

The Board’s resolutions are passed by a majority vote of Members of the Board present at a meeting attended by a majority of Members of the Board entitled to participate in the voting.

With regard to matters concerning the appointment and compensation of directors, in order to improve objectivity and transparency, NTT has established the Appointment and Compensation Council, a group of four Members of the Board, including two Outside Independent Members of the Board (independent directors within the meaning of the TSE Code), to serve as a preliminary review institution for the Board. The Appointment and Compensation Council deliberates on matters concerning the appointment and compensation of directors before the Board meetings in which final determinations of such matters are made.

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

Employees

NTT and its consolidated subsidiaries had approximately 241,450 employees as of March 31, 2016. Of these employees, approximately 159,950 were employed within Japan and approximately 81,500 were employed outside of Japan as of March 31, 2016. Almost all of NTT Group’s employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai, or the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no strikes by the Union over the past ten years.

	Employees as of Fiscal Years Ended March 31,
	2014			2015			2016
Regional communications business	75,838	[66,273	]	71,222	[66,471	]	66,214	[64,745	]
Long distance communications and international business	38,069	[8,305	]	42,234	[9,669	]	43,758	[10,185	]
Mobile communications business	24,860	[11,256	]	25,680	[11,450	]	26,129	[11,511	]
Data communications business	75,020	[3,652	]	76,642	[3,631	]	80,526	[3,188	]
Other business	25,969	[10,969	]	25,815	[10,427	]	24,821	[10,226	]

Total	239,756	[100,455	]	241,593	[101,648	]	241,448	[99,855	]

Note:	The number of full-time employees as of March 31 of each of the years indicated is shown without brackets. The average annual number of temporary employees for the fiscal years indicated is shown in brackets.

Share Ownership

As of March 31, 2016, the members of the Board of NTT owned a total of 125,314 Shares (less than 0.1% of outstanding Shares).

The NTT Board Members Shareholding Association is an association for the directors and corporate auditors of NTT, NTT East, NTT West, NTT Communications, NTT COMWARE, NTT FACILITIES and other NTT Group companies. Through this association, directors and corporate auditors of the respective NTT Group companies periodically contribute a fixed amount of money for the purchase of NTT stock. NTT DOCOMO and NTT DATA also have similar directors’ shareholding associations for the respective purchases of NTT DOCOMO and NTT DATA stock.

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

As of March 31, 2016, the Government owned 738,123,976 Shares, or 35.21% of the issued Shares (35.21% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Act, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.” To NTT’s knowledge, there were no significant changes in the Government’s percentage ownership during the past three fiscal years.

	As of March 31, 2016
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	738,123,976	35.21	%(1)
Common stock	Members of the Board (12 persons)	125,314	—	(2)

(1)	35.21% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2016, 30,822,617 ADSs (equivalent to 30,822,617 Shares, or 1.5% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 164 record holders of ADSs (including 154 United States record holders, who held 30,821,223 ADSs).

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

Transactions with affiliated companies and the related balances at the end of the periods ended March 31, 2014, 2015 and 2016 were as follows:

	Year ended March 31,
	2014	2015	2016
	(millions of yen)
Sales	¥31,903	¥33,091	¥36,994
Purchases	¥127,674	¥135,876	¥136,453
Receivables	¥24,349	¥27,896	¥29,374
Payables	¥119,708	¥110,631	¥116,164

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥23,249 million, ¥25,881 million and ¥20,462, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2016, NTT DATA entered into various related party transactions, the terms of which were substantially similar to those of transactions that NTT DATA entered into with non-related parties. NTT does not consider the nature and value of the related party transactions that NTT DATA entered into during the fiscal year ended March 31, 2016 to be material.

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

NTT’s dividends in respect of the fiscal year ended March 31, 2016 were ¥110 per share, comprising a year-end dividend of ¥60 and the interim dividend of ¥50 paid on December 7, 2015. For the fiscal year ending March 31, 2017, NTT currently expects to pay dividends of ¥120 per share in respect of the full fiscal year.

While maintaining sound financial condition and as part of its capital policy to improve capital efficiency, NTT intends to use retained earnings for investments in new business opportunities.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there have been no significant changes since March 31, 2016, the date of the registrant’s last audited financial statements.

ITEM 9—THE OFFER AND LISTING

Trading Markets

The principal trading market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices, the Tokyo Stock Price Index (“TOPIX”) and the Nikkei Stock Average (“Nikkei 255”). The TOPIX, which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 15, 2016, stocks of 1,963 companies were traded on the First Section of the TSE. The Nikkei 225 is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share		Average daily trading volume*	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)		(number of Shares)	(points)		(yen)
Fiscal Years Ended March 31,
2012	2,042.5	1,737.5	4,417,240	874.34	706.08	10,255.15	8,160.01
2013	2,215.0	1,635.0	5,335,432	1,058.10	695.51	12,635.69	8,295.63
2014	3,004.5	1,962.5	6,233,946	1,306.23	991.34	16,291.31	12,003.43
2015	3,881.5	2,525.5	4,973,928	1,592.25	1,132.76	19,754.36	13,910.16
2016	5,419.0	3,626.0	4,103,242	1,691.29	1,196.28	20,868.03	14,952.61
Quarterly Periods for the Fiscal Year Ended March 31, 2015
First Quarter	3,222.0	2,525.5	4,099,588	1,269.04	1,132.76	15,376.24	13,910.16
Second Quarter	3,560.0	3,141.0	4,493,098	1,346.43	1,228.26	16,374.14	14,778.37
Third Quarter	3,560.0	3,001.5	5,781,206	1,447.58	1,177.22	17,935.64	14,532.51
Fourth Quarter	3,881.5	3,011.0	5,561,550	1,592.25	1,357.98	19,754.36	16,795.96
Quarterly Periods for the Fiscal Year Ended March 31, 2016
First Quarter	4,573.5	3,626.0	4,632,593	1,679.89	1,528.99	20,868.03	19,034.84
Second Quarter	5,066.0	4,005.0	5,302,269	1,691.29	1,375.52	20,841.97	16,930.84
Third Quarter	4,983.0	4,171.0	3,711,431	1,605.94	1,442.74	20,012.40	17,722.42
Fourth Quarter	5,419.0	4,422.0	4,950,711	1,509.67	1,196.28	18,450.98	14,952.61
2016 Monthly Periods
January	5,049.0	4,422.0	5,322,805	1,509.67	1,301.49	18,450.98	16,017.26
February	5,419.0	4,526.0	5,629,070	1,462.67	1,196.28	17,865.23	14,952.61
March	5,075.0	4,589.0	4,012,668	1,381.85	1,300.83	17,233.75	16,085.51
April	5,068.0	4,565.0	3,878,745	1,407.50	1,267.75	17,572.49	15,715.36
May	5,180.0	4,705.0	3,520,142	1,379.80	1,298.32	17,234.98	16,106.72
June (through June 10)	4,857.0	4,626.0	3,108,400	1,362.07	1,330.72	16,955.73	16,562.55

Note:	The numbers of Shares for Average daily trading volume for the Fiscal Years Ended March 31, 2012 through 2016 have been retrospectively adjusted to reflect the two-for-one stock split of NTT’s common stock, with an effective date of July 1, 2015.

On June 10, 2016, the last traded price of the Shares on the TSE was ¥4,719 per Share, and the closing TOPIX and Nikkei 225 on that date were 1,330.72 points and ¥16,601.36, respectively.

ADSs are listed on the NYSE. One ADS represents one Share and ADSs are evidenced by ADRs issued by the Depositary. Furthermore, NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its Board held on May 15, 2015. In connection with the stock split, NTT changed the ratio of ADRs to NTT’s underlying shares from 2:1 to 1:1, beginning on July 1, 2015 (U.S. Eastern time).

As of March 31, 2016, 30,822,617 ADSs (equivalent to 30,822,617 Shares, or 1.5% of the total number of Shares outstanding on that date, excluding treasury stock) were outstanding and were held by 164 record holders of ADSs (including 154 United States record holders, who held an aggregate of 30,821,223 ADSs). Because the trading volume of its ADSs in the American capital markets has been on a downward trend, NTT is considering voluntarily delisting its ADSs from the NYSE and filing for the termination of registration of its ADSs under the Exchange Act approximately concurrently with its contemplated adoption of IFRS (in or around April 2018).

The principal trading market for the ADSs in the United States is the New York Stock Exchange. The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)
Fiscal Years Ended March 31,
2012	25.99	22.44	499,145
2013	24.70	20.64	470,099
2014	29.21	21.14	322,298
2015	34.08	25.07	342,414
2016	45.78	30.65	348,425
Quarterly Periods for the Fiscal Year Ended March 31, 2015
First quarter	31.67	25.26	286,875
Second quarter	34.08	30.93	319,382
Third quarter	31.58	25.61	351,520
Fourth quarter	31.99	25.07	414,386
Quarterly Periods for the Fiscal Year Ended March 31, 2016
First quarter	36.85	30.65	266,722
Second quarter	40.30	33.83	316,700
Third quarter	40.19	34.65	371,585
Fourth quarter	45.78	37.99	441,740
2016 Monthly Periods
January	42.79	37.99	476,291
February	45.78	40.50	521,275
March	44.66	41.23	341,726
April	46.25	41.73	317,430
May	47.18	43.07	272,205
June (through June 10)	44.82	43.04	210,457

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

General

All issued Shares are fully-paid and non-assessable. On January 5, 2009, a central clearing system for shares of Japanese listed companies was established pursuant to the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (including regulations promulgated thereunder, the “Book-Entry Transfer Act”), and the shares of all Japanese companies listed on any Japanese stock exchange, including the Shares, became subject to this system. At present, Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that has been designated by the relevant authorities as a clearing house permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Transfer Act. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, such person must have an account at an account-managing institution unless such person itself has an account at JASDEC. “Account-managing institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act and are authorized to conduct book entry activities on the clearing system. Only those financial institutions that meet certain additional requirements of the Book-Entry Transfer Act can open an account directly at JASDEC.

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

The Companies Act provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under NTT’s Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights of all shareholders entitled to exercise voting rights, and the approval of two-thirds or more of the voting rights of all shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

(i)	purchase of Shares by NTT from a specific shareholder other than one of NTT’s subsidiaries;

(ii)	combination of Shares;

(iii)	issuance or transfer of new Shares or existing Shares held by NTT as treasury stock to persons other than the shareholders at a “specially favorable” price;

(iv)	issuance of stock acquisition rights (including those embedded in bonds with stock acquisition rights) to persons other than NTT’s shareholders under “specially favorable” conditions or at a “specially favorable” price;

(v)	removal of any of NTT’s Members of the Audit & Supervisory Board;

(vi)	any exemption from liability of any of NTT’s Members of the Board, Members of the Audit & Supervisory Board or independent auditors;

(vii)	distribution of surplus in kind with respect to which shareholders are not granted the right to require NTT to make distribution in cash instead of in kind;

(viii)	reduction of stated capital;

(ix)	any amendment to NTT’s Articles of Incorporation;

(x)	transfer of all or a substantial part of NTT’s business;

(xi)	transfer of the whole or a part of NTT’s shares or equity interest in any of NTT’s subsidiaries, if such transfer meets certain requirements;

(xii)	taking over of the entire business of another company;

(xiii)	merger;

(xiv)	divestiture;

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

Acquisition and Disposal of Shares by NTT during the Last Three Fiscal Years

Prior to the fiscal year ended March 31, 2013, NTT engaged in several Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT.

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

During the fiscal year ended March 31, 2016, at the Board meeting held on May 15, 2015, the Board approved a resolution for a two-for-one stock split, with an effective date of July 1, 2015, of NTT’s common stock owned by all shareholders as of the record date. In addition, at the Board meeting held on August 5, 2015, the Board approved a resolution for the repurchase by NTT of up to 21,000,000 of its Shares at an aggregate cost not to exceed ¥100 billion during the period between August 6, 2015 to October 30, 2015. In accordance with this resolution, NTT acquired a total of 21,000,000 Shares for ¥93.6 billion between August 6, 2015 and

October 30, 2015. No Shares were acquired from the Minister of Finance. Further, on November 13, 2015, NTT cancelled 177,000,000 of its Shares. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2016 was 2,096,139,201.

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

Restrictions on Foreign Ownership

Foreign nationals and foreign corporations have been permitted to own Shares since August 1, 1992. Currently, NTT is prohibited from registering in its register of shareholders shareholder ownership, individually or in the aggregate, equal to or exceeding one-third of NTT’s total voting rights by the persons or bodies who are identified as shareholders in the notices issued by JASDEC under Article 151, Paragraph1 or 8 of the Book-Entry Transfer Act, listed below:

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

Under NTT’s Articles of Incorporation, however, a year-end dividend may be distributed pursuant to a resolution of a general meeting of shareholders to (a) shareholders of record and (b) persons or bodies listed in (i) through (iv) above, all or some of whose Shares have not been entered or recorded in the register of shareholders of NTT, and in the case of each of (a) and (b), who are identified as shareholders as of March 31 of the relevant year in the notices issued by JASDEC under Article 151, Paragraph 1 of the Book-Entry Transfer Act. An interim dividend may be distributed pursuant to a resolution of the Board to (a) shareholders of record and (b) persons or bodies listed in (i) through (iv) above, all or some of whose Shares have not been entered or recorded in the register of NTT, and in the case of each of (a) and (b), who are identified as shareholders as of September 30 of the relevant year in the notices issued by JASDEC under Article 151 paragraph 1 of the Book-Entry Transfer Act. For details of this, see “Item 10—Additional Information—Description of the Shares—Distributions of Surplus.”

As of March 31, 2016, foreign ownership of NTT’s Shares was 30.0%.

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

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% but not more than 50% of the voting stock of the issuing company. If the protocol amending the Convention, signed on January 24, 2013, takes effect, the threshold in the preceding sentence will be amended to “less than 50%.” The effective date for the amendment to the Convention had not yet been determined as of June 10, 2016. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund. Under Japanese tax law, these treaty rates will apply in cases where the maximum tax rate that is to be applied on the basis of tax treaties is less than the tax rate set forth in the preceding paragraph applied on the basis of Japanese tax law.

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

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2016:

	2016
	Cost	Fair value(1)
	(in millions of yen)
Available-for-sale securities	¥231,319	¥416,407
Held-to-maturity securities	¥10,819	¥10,996
(1) Information provided for reference only. Details of maturities and fair values of held-to-maturity securities were as follows:
	2016
	Cost	Fair value(1)
	(in millions of yen)
Maturing within 1 year	¥6,524	¥6,525
Maturing between 1 year and 5 years	¥825	¥832
Maturing between 5 years and 10 years	¥3,244	¥3,293
Maturing after 10 years	¥300	¥346

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with its foreign currency-denominated long-term debt. Such contracts and agreements are fixed at the same maturity as the underlying debt.

Of NTT Group’s financial instruments as of March 31, 2016, certain forward exchange contracts, to which hedge accounting was not applied, were affected by foreign currency exchange rates. The assumption capital and fair value of such forward exchange contracts were as follows:

	2016
	Assumption capital	Fair value(1)
	(in millions of yen)
Forward exchange contracts	¥430,949	¥(9,369)

(1)	Information provided for reference only.

Amounts related to forward exchange contracts and currency swap agreements entered into in connection with foreign currency-denominated long-term debt that eliminate all foreign currency exposures are shown in the table under “Interest Rate Risk.”

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2016.

While the information is presented in Japanese yen equivalents, the amounts are classified by the currency (Japanese yen and foreign currencies) of the financial instruments’ actual cash flows.

	Average interest rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2017	2018	2019	2020	2021	Thereafter	Total
		(in millions of yen)
Long-term debt including current portion
Japanese yen bonds	1.3%	¥(249,997)	¥(284,959)	¥(200,970)	¥(219,974)	¥(179,982)	¥(330,027)	¥(1,465,909)	¥(1,524,236)
U.S. dollar bonds	1.6%	(1,127)	(142,055)	(22,530)	(56,824)	(5,634)	(5,634)	(228,171)	(224,623)
Borrowings from banks—
Fixed rate:
Japanese yen loans	0.9%	(148,150)	(167,721)	(333,100)	(163,272)	(148,371)	(880,161)	(1,840,775)	(1,958,668)
Euro loans	1.8%	(7,110)	(45,315)	(197)	(378)	(0)	(740)	(53,740)	(54,435)
Floating rate:
Japanese yen loans	0.3%	(22,283)	(10,222)	(5,359)	(2,606)	(253)	(58,017)	(98,740)	(90,800)
U.S. dollar loans	1.1%	(34,388)	(8,470)	(35,141)	(14,725)	(19,108)	(142,766)	(254,598)	(271,905)
Other loans (primarily floating rate):		(13,722)	(22,463)	(16,828)	(2,928)	(8,250)	(16,856)	(81,046)	(40,910)

Subtotal		(476,777)	(681,205)	(614,125)	(460,707)	(361,598)	(1,428,567)	(4,022,980)	(4,165,577)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		46	50,869	0	9,045	0	(13,336)	46,624	46,624

Total		¥(476,731)	¥(630,336)	¥(614,125)	¥(451,662)	¥(361,598)	¥(1,441,903)	¥(3,976,356)	¥(4,118,953)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2017	2018	2019	2020	2021	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥17,267	¥35,336	¥21,577	¥3,677	¥7,015	¥106,813	¥(6,110)
Average pay rate	1.2%	0.5%	1.3%	1.8%	1.9%	1.6%
Average receive rate	0.4%	0.2%	0.8%	0.6%	0.9%	0.6%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥5,634	¥0	¥107
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.9%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	2.1%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees and to waive certain costs related to the Depositary’s administration and maintenance of the ADR program, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs, including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2016, the Depositary reimbursed NTT in the amount of US$52,500 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR program and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2016. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of March 31, 2016 to provide reasonable assurance that the information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2016. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (2013).” Management concluded that, as of March 31, 2016, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting as of March 31, 2016, which appears on Page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in NTT’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, NTT’s internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s Audit & Supervisory Board has determined that Mr. Takao Maezawa and Ms. Michiko Tomonaga are financial experts meeting the requirements of Item 16A. Ms. Michiko Tomonaga is independent under applicable Japanese rules relating to the composition of boards of corporate auditors.

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

The aggregate fees billed for each of the fiscal years ended March 31, 2015 and March 31, 2016 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2015	2016
	(in millions of yen)
Audit Fees	¥4,527	¥4,812
Audit-Related Fees	11	20
Tax Fees	76	88
All Other Fees	113	340

Total Fees	¥4,728	¥5,259

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

Pre-approval Policies and Procedures Approved by the Audit & Supervisory Board

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

All of the services provided by KPMG and its affiliates in the fiscal year ended March 31, 2016 were approved by NTT’s Audit & Supervisory Board pursuant to the pre-approval policies and procedures described above. None of the pre-approvals for such services were waived pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval with respect to the provision of services other than audit, review or attest services in certain circumstances.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)	(b) Average Price Paid per Share(1)(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
April 1, 2015 to April 30, 2015	5,892	¥3,909	0	0
May 1, 2015 to May 31, 2015	4,142	¥4,182	0	0
June 1, 2015 to June 30, 2015	5,212	¥4,339	0	0
July 1, 2015 to July 31, 2015	14,814	¥4,486	0	0
August 1, 2015 to August 31, 2015	1,581,013	¥4,392	1,575,000	21,000,000
September 1, 2015 to September 30, 2015	17,424,390	¥4,478	17,421,500	21,000,000
October 1, 2015 to October 31, 2015	2,007,182	¥4,319	2,003,500	21,000,000
November 1, 2015 to November 30, 2015	3,399	¥4,654	0	0
December 1, 2015 to December 31, 2015	9,685	¥4,694	0	0
January 1, 2016 to January 31, 2016	3,724	¥4,718	0	0
February 1, 2016 to February 28, 2016	3,290	¥5,022	0	0
March 1, 2016 to March 31, 2016	2,962	¥4,847	0	0

(1)	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The numbers listed above have been revised to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.
(2)	On August 5, 2015, the Board resolved that NTT may acquire up to 21 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥100 billion from August 6, 2015 through October 30, 2015.
(3)	The number of Shares purchased includes less-than-one-unit shares. From April 1, 2015 to March 31, 2016, NTT purchased 65,705 such Shares.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

The NYSE has adopted corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. Although there are no such requirements under the Companies Act, according to the TSE Code, outside independent directors (within the meaning of the TSE Code) of certain TSE-listed companies, including NTT, should endeavor to exchange information and develop a shared awareness among themselves from an independent and objective standpoint by, for example, holding regular meetings of outside independent directors (within the meaning of the TSE Code).Further, according to the TSE Code, such TSE-listed companies should seek appropriate involvement and advice from outside independent directors in the examination of important matters such as the nomination and remuneration of senior management and directors by, for example, establishing advisory committees of outside independent directors with respect to such matters. While the presence of outside directors on NTT’s board of directors is not mandated by the Companies Act, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” NTT is required to present an explanation at its ordinary general meeting of shareholders as to why the appointment of outside directors is inappropriate if it has no outside directors at the end of any fiscal year. Additionally, as indicated in “Item 6—Directors, Senior Management and Employees—Board Practices,” the Companies Act requires that at least half of NTT’s Audit & Supervisory Board Members must qualify as outside corporate auditors, and TSE rules require that at least one of NTT’s outside directors or outside corporate auditors meet certain additional independence criteria established by the TSE. Further, TSE rules require NTT to endeavor to have at least one director who meets such independence criteria. Additionally, according to the TSE Code, NTT should have at least two outside independent directors within the meaning of the TSE Code.

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

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. If (i) the issuance of shares or transfer of treasury shares, or (ii) the issuance of stock acquisition rights (including bonds with stock acquisition rights), excluding, in both cases, where shareholders will be given subscription rights thereto, would result in the acquiring person holding directly or indirectly more than 50% of the voting rights as calculated in the manner prescribed under the Companies Act specifically for (i) and for (ii), then a special procedure is required, which generally includes prior notice to the shareholders and, in certain cases, shareholder approval at a general meeting of the shareholders. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2015 and 2016, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three fiscal years ended March 31, 2014, 2015 and 2016, the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts appear as pages F-1 through F-77.

ITEM 19—EXHIBITS

(a) Financial Statements

See accompanying index to the Consolidated Financial Statements.

(b) Exhibits

Exhibit Number	Description

1.1	Amended Articles of Incorporation of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2015)

1.2	Amended Share Handling Regulations of NTT (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 29, 2012)

1.3	Amended Regulations of Board of Directors (English translation thereof) (incorporated by reference to NTT’s Form 20-F filed June 30, 2015)

8.1	List of Subsidiaries

12.1	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934

12.2	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934

13.1*	Chief Executive Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

13.2*	Chief Financial Officer’s Certification Pursuant to Rule 13a-14(b) under the U.S. Securities Exchange Act of 1934 and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Deemed to be furnished to the SEC.

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

Date: June 30, 2016

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 30, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2015	2016
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Notes 4 and 8)	¥849,174	¥1,088,275
Short-term investments (Note 8)	36,342	33,076
Notes and accounts receivable, trade (Notes 3 and 21)	2,663,012	2,733,116
Allowance for doubtful accounts (Note 22)	(43,230)	(45,236)
Accounts receivable, other	408,051	473,192
Inventories (Note 5)	390,523	414,581
Prepaid expenses and other current assets (Note 21)	434,023	469,529
Deferred income taxes (Note 12)	219,333	260,446

Total current assets	4,957,228	5,426,979

Property, plant and equipment (Notes 2 and 18):
Telecommunications equipment	12,592,070	11,586,812
Telecommunications service lines	15,647,879	15,870,097
Buildings and structures	6,107,299	6,069,437
Machinery, vessels and tools	1,995,879	1,996,898
Land (Note 9)	1,299,072	1,273,209
Construction in progress	404,698	382,196

	38,046,897	37,178,649
Accumulated depreciation	(28,245,427)	(27,626,728)

Net property, plant and equipment	9,801,470	9,551,921

Investments and other assets (Note 2):
Investments in affiliated companies (Note 7)	542,247	515,716
Marketable securities and other investments (Note 8)	515,580	474,247
Goodwill (Note 9)	1,186,161	1,229,208
Software (Note 9)	1,247,956	1,212,482
Other intangible assets (Note 9)	413,552	391,977
Other assets (Notes 11 and 21)	1,448,296	1,486,840
Deferred income taxes (Note 12)	589,937	746,561

Total investments and other assets	5,943,729	6,057,031

Total assets	¥20,702,427	¥21,035,931

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31

	2015	2016
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 10)	¥330,423	¥129,656
Current portion of long-term debt (Notes 10 and 21)	370,279	476,777
Accounts payable, trade (Note 3)	1,579,572	1,572,797
Current portion of obligations under capital leases (Note 18)	20,604	14,711
Accrued payroll	429,440	430,248
Accrued taxes on income	124,861	249,356
Accrued consumption tax	148,168	83,481
Advances received	243,263	290,132
Other (Notes 12 and 21)	475,078	493,970

Total current liabilities	3,721,688	3,741,128

Long-term liabilities (Note 2):
Long-term debt (excluding current portion) (Notes 10 and 21)	3,688,825	3,546,203
Obligations under capital leases (excluding current portion) (Note 18)	34,382	27,630
Liability for employees’ retirement benefits (Note 11)	1,387,962	1,688,611
Accrued liabilities for point programs	108,099	89,003
Deferred income taxes (Note 12)	196,853	166,547
Other (Note 21)	486,536	491,630

Total long-term liabilities	5,902,657	6,009,624

Redeemable noncontrolling interests (Note 2 and 14):	28,272	45,097

Equity (Note 15):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares
Issued—2,273,394,470 shares in 2015 and 2,096,394,470 shares in 2016	937,950	937,950
Additional paid-in capital (Note 15)	2,846,723	2,879,560
Retained earnings (Notes 7 and 15)	5,126,657	5,074,234
Accumulated other comprehensive income (loss) (Notes 8, 11, 15 and 21)	268,232	(57,055)
Treasury stock, at cost (Note 15)— 156,195,212 shares in 2015 and 255,269 shares in 2016	(497,702)	(883)

Total NTT shareholders’ equity	8,681,860	8,833,806

Noncontrolling interests	2,367,950	2,406,276

Total equity	11,049,810	11,240,082

Commitments and contingent liabilities (Note 23):
Total liabilities and equity	¥20,702,427	¥21,035,931

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2014	2015	2016
	Millions of yen, except per share data
Operating revenues (Notes 3, 17):
Fixed voice related services	¥1,578,941	¥1,441,383	¥1,329,963
Mobile voice related services	1,052,622	872,062	837,818
IP / packet communications services	3,711,866	3,672,157	3,757,846
Sale of telecommunication equipment	969,664	996,996	953,022
System integration	2,275,034	2,691,766	3,063,501
Other	1,337,047	1,420,953	1,598,847

	10,925,174	11,095,317	11,540,997

Operating expenses (Notes 3, 17 and 19):
Cost of services (excluding items shown separately below)	2,360,916	2,434,870	2,458,057
Cost of equipment sold (Note 2) (excluding items shown separately below)	885,288	948,903	970,478
Cost of system integration (excluding items shown separately below)	1,643,988	1,900,319	2,197,506
Depreciation and amortization (Notes 9, 17)	1,880,293	1,827,998	1,766,325
Impairment losses (Notes 6,17)	5,738	38,739	19,821
Selling, general and administrative expenses (Note 19)	2,929,111	2,856,458	2,767,761
Goodwill and other intangible asset impairments (Notes 9, 17)	6,187	3,464	12,900

	9,711,521	10,010,751	10,192,848

Operating income (Note 17)	1,213,653	1,084,566	1,348,149

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(47,684)	(44,016)	(41,670)
Interest income	17,632	18,398	17,708
Other, net (Notes 8, 9, 20 and 21)	110,594	7,681	5,072

	80,542	(17,937)	(18,890)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,294,195	1,066,629	1,329,259

Income tax expense (benefit) (Note 12):
Current	483,113	364,845	457,674
Deferred	3,433	32,504	(102,849)

	486,546	397,349	354,825

Income before equity in earnings (losses) of affiliated companies	807,649	669,280	974,434
Equity in earnings (losses) of affiliated companies (Notes 7 and 17)	(50,792)	5,889	5,772

Net income	756,857	675,169	980,206
Less—Net income attributable to noncontrolling interests	171,384	157,103	242,468

Net income attributable to NTT	¥585,473	¥518,066	¥737,738

Per share of common stock* (Note 15):
Weighted average number of shares outstanding	2,299,516,428	2,187,360,018	2,105,782,828
Net income attributable to NTT	¥254.61	¥236.85	¥350.34
Cash dividends to be paid to shareholders of record date	¥85.00	¥90.00	¥110.00

*	“Per share of common stock” figures for the fiscal years ended March 31, 2014, 2015 and 2016 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 15 (“Equity”) for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

	2014	2015	2016
	Millions of yen
Net income	¥756,857	¥675,169	¥980,206
Other comprehensive income (loss), net of tax (Note 15)
Unrealized gain (loss) on securities	16,057	76,308	(32,960)
Unrealized gain (loss) on derivative instruments	(4,895)	2,903	(4,079)
Foreign currency translation adjustments	156,471	129,863	(115,599)
Pension liability adjustments	163,241	16,370	(208,644)

Total other comprehensive income (loss)	330,874	225,444	(361,282)

Total comprehensive income (loss)	1,087,731	900,613	618,924

Less—Comprehensive income attributable to noncontrolling interests	214,360	209,281	196,771

Total comprehensive income (loss) attributable to NTT	¥873,371	¥691,332	¥422,153

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2014

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 15)
	Common stock	Additional paid-in capital (Note 15)	Retained earnings (Notes 7 and 15)	Accumulated other comprehensive income (loss) (Notes 8, 11, 15 and 21)	Treasury stock, at cost (Note 15)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003
Net income			585,473			585,473	171,384	756,857
Other comprehensive income (loss)				287,898		287,898	42,976	330,874
Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)
Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662
Stock compensation transactions		467				467		467
Acquisition of treasury stock					(406,696)	(406,696)		(406,696)
Resale of treasury stock		3			13	16		16
Cancellation of treasury stock		(3)	(818,206)		818,209	—		—
At end of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2015

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 15)
	Common stock	Additional paid-in capital (Note 15)	Retained earnings (Notes 7 and 15)	Accumulated other comprehensive income (loss) (Notes 8, 11, 15 and 21)	Treasury stock, at cost (Note 15)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806
Net income			518,066			518,066	156,013	674,079
Other comprehensive income (loss)				173,266		173,266	50,943	224,209
Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)
Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)
Stock compensation transactions		2,292				2,292		2,292
Acquisition of treasury stock					(340,781)	(340,781)		(340,781)
Resale of treasury stock					12	12		12
At end of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2016

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 15)
	Common stock	Additional paid-in capital (Note 15)	Retained earnings (Notes 7 and 15)	Accumulated other comprehensive income (loss) (Notes 8, 11, 15 and 21)	Treasury stock, at cost (Note 15)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)			700	(9,702)		(9,002)	(595)	(9,597)
At beginning of year (as adjusted)	937,950	2,846,723	5,127,357	258,530	(497,702)	8,672,858	2,367,355	11,040,213
Net income			737,738			737,738	241,075	978,813
Other comprehensive income (loss)				(315,585)		(315,585)	(44,749)	(360,334)
Cash dividends			(200,182)			(200,182)	(105,568)	(305,750)
Changes in NTT’s ownership interest in subsidiaries		28,666				28,666	(51,837)	(23,171)
Stock compensation transactions		4,171				4,171		4,171
Acquisition of treasury stock					(93,886)	(93,886)		(93,886)
Resale of treasury stock		8			18	26		26
Cancellation of treasury stock		(8)	(590,679)		590,687	—		—
At end of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2014	2015	2016
	Millions of yen
Cash flows from operating activities:
Net income	¥756,857	¥675,169	¥980,206
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Note 9)	1,880,293	1,827,998	1,766,325
Impairment loss	5,738	38,739	19,821
Deferred taxes (Note 12)	3,433	32,504	(102,849)
Goodwill and other intangible asset impairments (Note 9)	6,187	3,464	12,900
Losses on disposals of property, plant and equipment	98,317	104,718	107,474
Gains on sales of property, plant and equipment	(33,119)	(34,191)	(20,364)
Gains resulting from the exchange of rights (Note 9)	(59,996)	—	—
Equity in (earnings) losses of affiliated companies (Note 7)	50,792	(5,889)	(5,772)
(Increase) decrease in notes and accounts receivable, trade	17,415	(126,476)	(72,575)
(Increase) decrease in inventories (Note 5)	(68,776)	(12,044)	(47,569)
(Increase) decrease in other current assets	(16,658)	(86,809)	(63,107)
Increase (decrease) in accounts payable, trade and accrued payroll	66,032	(21,538)	(34,539)
Increase (decrease) in accrued consumption tax	(11,621)	99,661	(64,596)
Increase (decrease) in advances received	37,691	(32,481)	46,191
Increase (decrease) in accrued taxes on income	20,909	(133,894)	124,905
Increase (decrease) in other current liabilities	(20,351)	60,141	8,198
Increase (decrease) in liability for employees’ retirement benefits	42,964	38,753	49,360
Increase (decrease) in other long-term liabilities	(33,122)	2,588	(1,965)
Other	(15,081)	(38,601)	9,801

Net cash provided by operating activities	¥2,727,904	¥2,391,812	¥2,711,845

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEAR ENDED MARCH 31

	2014	2015	2016
	Millions of yen
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,486,651)	¥(1,444,917)	¥(1,265,622)
Payments for intangibles	(416,583)	(358,209)	(371,924)
Proceeds from sales of property, plant and equipment	50,625	54,424	83,521
Payments for purchases of non-current investments	(50,517)	(31,097)	(56,641)
Proceeds from sales and redemptions of non-current investments	15,444	27,478	57,173
Acquisitions of subsidiaries, net of cash acquired (Note 24)	(211,195)	(42,217)	(120,596)
Payments for purchases of short-term investments	(60,485)	(61,364)	(26,521)
Proceeds from redemptions of short-term investments	92,396	70,644	23,095
Other	(39,840)	(83,321)	(82,263)

Net cash used in investing activities	(2,106,806)	(1,868,579)	(1,759,778)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 10)	637,253	615,353	398,348
Payments for settlement of long-term debt (Note 10)	(735,894)	(496,729)	(449,025)
Proceeds from issuance of short-term debt (Note 10)	4,872,714	5,931,664	4,460,110
Payments for settlement of short-term debt (Note 10)	(4,713,795)	(5,889,243)	(4,659,686)
Dividends paid	(186,174)	(199,770)	(200,182)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 15)	(406,680)	(338,399)	(93,924)
Acquisitions of shares of subsidiaries from noncontrolling interests	(5,834)	(175,088)	(15,718)
Other	(84,030)	(125,796)	(147,498)

Net cash used in financing activities	(622,440)	(678,008)	(707,575)

Effect of exchange rate changes on cash and cash equivalents	24,372	19,486	(7,419)

Net increase (decrease) in cash and cash equivalents	23,030	(135,289)	237,073

Cash and cash equivalents at beginning of year	961,433	984,463	849,174

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 2)	—	—	2,028

Cash and cash equivalents at end of year (Note 4)	¥984,463	¥849,174	¥1,088,275

Cash paid during the year for:
Interest	¥48,836	¥44,795	¥41,626
Income taxes, net	462,349	543,354	342,431
Noncash investing and financing activities:
Capital lease obligations incurred during the year	14,933	20,987	11,099
Cancellation of treasury stock (Note 15)	818,209	—	590,687
Assets acquired through exchange of rights (Note 9)	62,221	—	—
Assets acquired through exchange of buildings	¥—	¥18,719	¥—

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

Pursuant to the Act on Nippon Telegraph and Telephone Corporation, etc. (“NTT Act”), NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Act, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Act specifies, however, that such government ownership may eventually be reduced to one-third. Since NTT’s incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 35.2% as of March 31, 2016. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

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

The financial impact from this change in accounting estimate on the fiscal year ended March 31, 2015 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” adjusted to reflect the stock split (see Note 15 (“Equity”)) is ¥51,307 million, ¥21,754 million, and ¥9.95, respectively.

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular “FOMA” (3G wireless services) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), “Zutto Kurikoshi” and “Packet Kurikoshi,” in which the unused allowances are automatically carried over. “Nikagetsu Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly free minutes and/or packets are automatically carried over for up to the following two months. In addition, NTT Group offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue recognized when subscribers make calls or utilize data transmissions. On June 1, 2015, NTT Group started providing “Zutto Kurikoshi,” in which the unused allowances of the monthly free minutes and/or packets are automatically and indefinitely carried over up to the upper limit set by each billing plan, and thereby terminated “Nikagetsu Kurikoshi” in principle. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following months. However, the unused allowances are carried over indefinitely, and NTT Group does not have sufficient empirical evidence to reasonably estimate unused allowances that will be utilized in the following months. Hence NTT Group deducts and defers amounts allocated to unused allowances from revenues, which do not exceed the upper limit set by each billing plan. The deferred revenues are recognized as revenues in accordance with an actual use of the allowances in the following months. “Packet Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly packet data which can be used without speed cap are automatically carried over for up to the following month. NTT Group defers revenues based on the portion of unused allowances that are estimated to be utilized in the next month. As NTT Group does not have sufficient empirical evidence to reasonably estimate unused allowances that will be utilized in the next month, NTT Group deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues in the next month.

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

NTT Group has offered an incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, NTT Group provides subscribers with the discounts depending on the number of installment payments upon certain events including replacement of the original smartphones. From the fiscal year ended March 31, 2015, NTT Group has recognized estimated future discount amount as a reduction of revenue since NTT Group developed sufficient empirical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

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

NTT Group has maintained a global cash management system (“Global CMS”) with a single financial institution since 2012 in order to improve the efficiency and effectiveness of its cash management. The Global CMS receives excess cash and extends loans to participating subsidiaries. In March 2015, this arrangement was modified to introduce a right to offset provision allowing the Global CMS to offset positive and negative cash balances that meet the criteria for offsetting, effective from the fiscal year ended March 31, 2015. NTT’s consolidated balance sheets as of March 31, 2015 and 2016 reflect such offset of ¥95,556 million and ¥123,608 million, respectively.

Foreign currency translation and transactions—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are recognized as a component of “Accumulated other comprehensive income (loss)”.

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost base. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2014, 2015 and 2016 totaling ¥4,415 million, ¥13,716 million and ¥18,880 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

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

Capitalized interest—

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥51,460 million, ¥47,958 million and ¥45,446 million, of which ¥3,776 million, ¥3,942 million and ¥3,776 million were capitalized for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

Goodwill, Software and other intangible assets—

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but tested

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for impairment at least annually and more frequently when indicators of impairment are present. NTT Group may perform a qualitative assessment to some or all of the reporting units before applying the two-step impairment test. If NTT Group concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount including goodwill, it is not required to perform the two-step impairment test. NTT Group performs the qualitative assessment for certain goodwill but bypasses this qualitative assessment and proceeds directly to the two-step impairment test for other goodwill. Under the first step, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for that reporting unit and NTT Group must perform the second step of the impairment test (measurement). Fair values of the reporting units are determined using a discounted cash flow analysis, among other methods. Under the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, the second step does not need to be performed.

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

For the fiscal year ended March 31, 2016, NTT changed the goodwill impairment testing date for certain of NTT’s consolidated subsidiaries from September 30 to October 31. NTT concludes this change in accounting policy is preferable, as it more closely aligns the goodwill impairment testing date with NTT’s strategic planning processes and promotes more accurate goodwill impairment analysis. The change in testing date does not delay, accelerate or avoid any potential goodwill impairment loss for the consolidated fiscal year ended March 31, 2016. NTT also performed annual goodwill impairment tests on September 30, 2015 prior to the change in the testing date, and on October 31, 2015 following the change, in respect of the fiscal year ended March 31, 2016. NTT concluded that NTT’s goodwill was not impaired as of either dates.

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

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates, which are expected to be applicable during the periods in which existing temporary differences reverse and operating loss carryforwards are utilizable.

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

The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward contracts are measured by inputs derived principally from observable market data provided by financial institutions.

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

Earnings per share—

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the year. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic EPS and diluted EPS.

For information on NTT’s stock split, see note 15.

Variable Interest Entities—

NTT Group consolidates VIEs as the primary beneficiary if NTT Group has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

VIEs with assets totaling approximately ¥221 billion and ¥193 billion as of March 31, 2015 and 2016, respectively, which were established to develop and lease real estate for rental, for the purpose of securitization of mainly real estate, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

Assets and liabilities of VIEs established to develop and lease real estate at March 31, 2015 and 2016 are included in the consolidated balance sheets as follows:

	2015	2016
	Millions of yen
	Develop and lease real estate (*1,2)
Current assets	¥29,821	¥21,550
Property, plant and equipment	188,854	168,252
Investments and other assets	2,489	2,766
Current liabilities	3,502	2,648
Long-term liabilities	80,986	65,196

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estate included “Land” totaling ¥133,913 million and ¥122,878 million, “Current portion of long-term debt” totaling ¥825 million and ¥800 million, and “Long-term debt” totaling ¥51,791 million and ¥37,300 million at March 31, 2015 and 2016, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the VIEs’ land and buildings totaling ¥238,280 million and ¥230,636 million at March 31, 2015 and 2016, respectively.

There is no VIE in which NTT Group holds a significant variable interest but is not the primary beneficiary as of March 31, 2016.

Asset Retirement Obligations—

NTT Group’s legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related tangible long-lived assets.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group’s asset retirement obligations primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT has concluded that their estimates of the fair value of these liabilities are immaterial.

Employees’ retirement benefits—

NTT Group recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.

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

As of March 31, 2015 and 2016, NTT Group believes that subsequent adjustment of the presented amount of redeemable noncontrolling interests is unnecessary mainly because they are not currently redeemable and it is not probable that they will become redeemable. NTT Group will annually reassess the probability.

For information on the changes in Redeemable noncontrolling interests, see note 14.

Reclassifications—

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2016.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” in March, April and May 2016, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

Recognition and Measurement of Financial Assets and Financial Liabilities—

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which significantly changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new standard is expected to take effect for NTT Group on April 1, 2018. NTT is currently evaluating the effect of adopting the ASU.

Leases—

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is expected to take effect for NTT Group on April 1, 2019. NTT is currently evaluating the effect of adopting the ASU.

3.    Related party transactions:

Related party transactions mainly consist of transactions with affiliated companies. NTT Group has entered into a number of different types of transactions with affiliated companies, the most significant of which are the purchases of terminal equipment and materials and the receipt of certain services. Transactions with affiliated companies are based on the values that approximate arm’s-length prices.

Transactions with affiliated companies for each of the three years in the period ended March 31, 2016 and the related balances at March 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	Millions of yen
Operating revenues	¥31,903	¥33,091	¥36,994

Operating expenses	¥127,674	¥135,876	¥136,453

Receivables	¥24,349	¥27,896	¥29,374

Payables	¥119,708	¥110,631	¥116,164

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥23,249 million, ¥25,881 million and ¥20,462 million, respectively.

4.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2015 and 2016 comprised the following:

	2015	2016
	Millions of yen
Cash	¥807,817	¥869,296
Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	802	433
Time deposits, certificates of deposit and other	40,555	218,546

Total	¥849,174	¥1,088,275

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

5.    Inventories:

Inventories at March 31, 2015 and 2016 comprised the following:

	2015	2016
	Millions of yen
Telecommunications equipment to be sold and materials	¥181,258	¥153,463
Projects in progress	103,351	142,845
Supplies	105,914	118,273

Total	¥390,523	¥414,581

6.    Impairment of long-lived assets:

Impairment of multimedia broadcasting business for mobile devices assets—

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

During the fiscal year ended March 31, 2016, NTT DOCOMO also recorded a non-cash impairment loss of ¥4,542 million in “Impairment losses” in the consolidated statements of income, related to the multimedia broadcasting business for mobile devices assets which included an impairment loss for the intangible assets of ¥733 million.

During the fiscal year ended March 31, 2016, NTT DOCOMO decided to terminate the multimedia broadcasting business for mobile devices on June 30, 2016.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group’s carrying amount of its investment in PLDT was ¥168,968 million and ¥145,847 million as of March 31, 2015 and 2016, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥340,268 million and ¥214,138 million as of March 31, 2015 and 2016, respectively.

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

NTT DOCOMO determined that the decline in value below carrying amount was other-than-temporary and recognized impairment charge of ¥51,244 million related to its investment in TTSL for the fiscal year ended March 31, 2014.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥120.4 billion*1) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award orders that Tata Sons pay damages to NTT DOCOMO in the amount of approximately $1,172 million (or ¥130.0 billion*2) for Tata Sons’ breach of the shareholders agreement, upon NTT DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee. However, it is uncertain as to whether Tata Sons will honor the binding award.

The sale of investment in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus NTT DOCOMO has not accounted for the sales transaction for the year ended March 31, 2016. NTT DOCOMO continues to account for the investment in TTSL under the equity method as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have the representation on the board of directors of TTSL, even after receiving the binding arbitration award from the LCIA. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that the transaction as described above will not be carried out.

Impairment—

NTT Group reviews factors such as the financial condition and near-term prospects of its affiliates on a regular basis in order to determine if any decline in investment values was other than temporary.

*1	1 rupee = ¥1.66 as of May 31, 2016
*2	$1 = ¥110.94 as of May 31, 2016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group determined that there were other-than-temporary declines in values of certain investments including TTSL and recognized impairment charges aggregating ¥51,279 million, for the fiscal year ended March 31, 2014. These impairment losses are included in the consolidated statements of income under “Equity in earnings (losses) of affiliated companies.”

NTT Group reviewed the business outlook of TTSL in order to determine if the value of the investment in TTSL has suffered a decline that was other than temporary because of the recent economic and financial environment surrounding its industry.

During the fiscal year ended March 31, 2014, NTT DOCOMO’s estimate of future cash flows of TTSL were revised downward as a result of the growing business risk of mobile network operators in India, including an increase in the cost of maintaining or acquiring frequency spectrum due to a steep rise of the auction price of frequency spectrum in India. Reflecting growing business risk and recent operating results of TTSL, the weighted average cost of capital increased to 12.6%, which was applied to these revised estimated cash flows and NTT Group concluded that the decline in value was other than temporary. Consequently, NTT Group recognized an impairment charge of ¥51,244 million, for the fiscal year ended March 31, 2014.

During the fiscal years ended March 31, 2015 and 2016, NTT Group determined that the value of the investment in TTSL has not suffered a decline that was other than temporary.

NTT’s share of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥100,976 million, ¥90,631 million and ¥97,372 million as of March 31, 2014, 2015 and 2016, respectively.

NTT Group’s total investment in its affiliated publicly-held companies at March 31, 2015 and 2016 were ¥187,209 million and ¥164,855 million, respectively, and based on quoted market prices at that date, the related market values were ¥368,000 million and ¥245,613 million, respectively.

The total carrying amounts of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2015 and 2016 were greater by ¥273,416 million and by ¥271,175 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2015 and 2016 are as follows:

	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥153,933	¥232,814	¥1,425	¥385,322
Debt securities	68,420	1,534	337	69,617
Held-to-maturity:
Commercial paper*	802	—	—	802
Other debt securities	4,729	46	—	4,775

Total	¥227,884	¥234,394	¥1,762	¥460,516

*	Commercial paper are included in “Cash and cash equivalents” totaling ¥802 million.

	March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥145,893	¥184,204	¥667	¥329,430
Debt securities	85,426	1,730	179	86,977
Held-to-maturity:
Commercial paper*	5,432	—	—	5,432
Other debt securities	5,461	105	2	5,564

Total	¥242,212	¥186,039	¥848	¥427,403

*	Commercial paper are included in “Cash and cash equivalents” totaling ¥433 million and “Short-term investments” totaling ¥4,999 million.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 and 2016 are as follows:

	March 31, 2015
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥7,248	¥1,417	¥45	¥8
Debt securities	15,013	322	135	15
Held-to-maturity:
Debt securities	—	—	—	—

	March 31, 2016
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥4,180	¥505	¥623	¥162
Debt securities	14,396	100	6,122	79
Held-to-maturity:
Debt securities	305	2	—	—

In the ordinary course of business, NTT Group maintains equity securities as long-term investment accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥67,088 million and ¥59,512 million at March 31, 2015 and 2016, respectively. As these investments are not quoted at market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Accordingly, NTT Group believes that it is not practicable to disclose estimated fair values of these cost method investments. Unless NTT Group identifies events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments, the fair value of such cost method investments is not estimated. NTT Group did not evaluate fair values of investment securities with an aggregate carrying amount of ¥64,960 million and ¥58,176 million for impairment at March 31, 2015 and 2016, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities, which were included in “Other, net” of “Other income (expenses)” in the consolidated statements of income, for each of the three years in the period ended March 31, 2016 are as follows:

	2014	2015	2016
	Millions of yen
Proceeds	¥4,074	¥10,117	¥35,091
Gross realized gains	2,345	5,158	22,095
Gross realized losses	49	875	101

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2015 and 2016 are as follows.

	March 31, 2015		March 31, 2016
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥1,968	¥1,972	¥6,524	¥6,525
Due after 1 year through 5 years	1,624	1,629	825	832
Due after 5 years through 10 years	1,638	1,650	3,244	3,293
Due after 10 years	301	326	300	346

Total	¥5,531	¥5,577	¥10,893	¥10,996

9.    Goodwill, Software and other intangible assets:

Goodwill—

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

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2015
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2014	¥369,679	¥492,099	¥222,287	¥2,571	¥1,086,636
Goodwill acquired during year	37,799	—	2,870	—	40,669
Impairment losses	(3,464)	—	—	—	(3,464)
Foreign currency translation adjustments	44,312	5,918	19,118	—	69,348
Other	(6,226)	(802)	—	—	(7,028)

Balance at March 31, 2015	¥442,100	¥497,215	¥244,275	¥2,571	¥1,186,161

	2016
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2015	¥442,100	¥497,215	¥244,275	¥2,571	¥1,186,161
Goodwill acquired during year	84,712	—	17,521	—	102,233
Impairment losses	(4,719)	—	—	—	(4,719)
Foreign currency translation adjustments	(22,754)	(3,175)	(17,037)	—	(42,966)
Other	(2,700)	(10,937)	2,136	—	(11,501)

Balance at March 31, 2016	¥496,639	¥483,103	¥246,895	¥2,571	¥1,229,208

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software and Other intangible assets—

The following table presents the major components of software and other intangible assets as of March 31, 2015 and 2016.

	2015	2016
	Millions of yen
Amortizable intangible assets:
Computer software	¥6,129,753	¥6,207,423
Rights to use utility facilities	337,496	338,098
Other	489,844	489,233
Accumulated amortization	(5,390,151)	(5,530,456)

Total amortizable intangible assets	1,566,942	1,504,298

Non-amortizable intangible assets:
Trademarks and trade names	55,859	53,356
Rights to acquire the building	16,792	16,792
Other	21,915	30,013

Total non-amortizable intangible assets	94,566	100,161

Total	¥1,661,508	¥1,604,459

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2016 was ¥400,321 million, the main component of which was Computer software in the amount of ¥348,495 million.

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥493,436 million, ¥449,993 million and ¥417,191 million, respectively. The amount of Accumulated amortization of Computer software, which was included in Accumulated amortization, at March 31, 2015 and 2016 was ¥4,881,797 million and ¥4,994,941 million, respectively.

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

For the fiscal year ended March 31, 2014, NTT included these rights in “Property” and “Other intangible assets,” respectively, in its consolidated balance sheets and also recorded a ¥59,996 million gain resulting from the difference between the fair value of the acquired assets and the book value of the transferred leasehold and other rights under “Other, net” of “Other income (expenses)” in the consolidated statements of income.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2017	¥406,980
2018	322,113
2019	247,966
2020	174,210
2021	115,201

10.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2015 and 2016 comprised the following:

	2015	2016
	Millions of yen
Borrowings denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.26% and 0.21% per annum at March 31, 2015 and 2016, respectively	¥39,238	¥41,004
Commercial paper bearing interest at weighted average rates of 0.09% per annum at March 31, 2015	206,993	—
Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	84,192	88,652

Total short-term debt	¥330,423	¥129,656

Long-term debt at March 31, 2015 and 2016 comprised the following:

	2015	2016
	Millions of yen
Debt denominated in Japanese yen:
0.15% – 2.06% coupon bonds due 2016 – 2031	¥1,700,969	¥1,465,959
1.00% floating rate bond due 2022	100	100
Secured indebtedness to financial institutions—
0.51% (weighted average) loans due 2016 – 2029	49,408	38,782
0.32% (weighted average) floating rate loans due 2016 – 2032	18,744	21,596
Unsecured indebtedness to financial institutions—
0.88% (weighted average) loans due 2016 – 2031	1,683,994	1,801,993
0.16% (weighted average) floating rate loans due 2016 – 2026	88,309	76,905

	3,541,524	3,405,335

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016
	Millions of yen
Debt denominated in foreign currencies:
0.89% – 2.15% U.S. dollar notes due 2016 – 2020	213,250	205,701
1.08% floating rate U.S. dollar notes due 2019	24,034	22,536
Unsecured indebtedness to financial institutions—
1.05% (weighted average) U.S. dollar floating rate loans due 2016 – 2029	164,010	247,522
0.91% (weighted average) U.K. pound floating rate loans due 2016 – 2018	17,987	16,530
1.79% (weighted average) Euro loans due 2016 – 2025	50,084	53,308
0.43% (weighted average) Euro floating rate loans due 2016 – 2027	16,701	31,527
Other loans due 2016 – 2038	31,844	40,737

	517,910	617,861

Total long-term debt principal	4,059,434	4,023,196
Less—Deferred bond discounts	(330)	(216)

	4,059,104	4,022,980
Less—Current portion	(370,279)	(476,777)

Total long-term debt	¥3,688,825	¥3,546,203

Interest rates and due dates in the above table are stated at March 31, 2016.

All holders of the bonds and notes totaling ¥891,950 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Act to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2016 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

The balance of long-term debt as of March 31, 2016, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2017 to the fiscal year ending March 31, 2021 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2017	¥476,777
2018	681,205
2019	614,125
2020	460,707
2021	361,598
Thereafter	1,428,568

Total	¥4,022,980

As of March 31, 2016, NTT Group has unused committed lines of credit amounting to ¥91.1 billion.

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

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2015 and 2016. NTT uses a March 31 measurement date.

	2015	2016
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,903,160	¥1,879,969
Service cost	65,160	63,669
Interest cost	25,510	18,569
Actuarial loss (gain)	54,522	73,045
Other	(11,992)	4,857
Benefit payments - Lump-sum severance payments and Pension	(156,391)	(158,083)

Benefit obligation, end of year	1,879,969	1,882,026

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,130,188	1,122,736
Actual return on plan assets	96,646	15,578
Employer contributions	3,028	6,133
Other	1,571	1,826
Benefit payments - Pension	(108,697)	(104,712)

Fair value of plan assets, end of year	1,122,736	1,041,561

At March 31:
Under-funded status	¥(757,233)	¥(840,465)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the amounts recognized in the consolidated balance sheets:

	2015	2016
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(869,635)	¥(925,239)
Other assets	112,402	84,774
Accumulated other comprehensive loss (income)	162,053	235,895

Net amount recognized	¥(595,180)	¥(604,570)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2015	2016
	Millions of yen
At March 31:
Net actuarial loss	¥164,108	¥236,607
Transition obligation	453	404
Prior service cost(*)	(2,508)	(1,116)

Total	¥162,053	¥235,895

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

The accumulated benefit obligation was ¥1,880,896 million and ¥1,877,512 million at March 31, 2015 and 2016, respectively.

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
At March 31:
Projected benefit obligation	¥1,873,427	¥1,875,651
Fair value of plan assets	1,113,285	1,034,021

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,873,425	¥1,871,038
Fair value of plan assets	1,113,285	1,034,021

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2016 included the following components:

	2014	2015	2016
	Millions of yen
Service cost	¥72,631	¥65,160	¥63,669
Interest cost on projected benefit obligation	30,021	25,510	18,569
Expected return on plan assets	(22,069)	(22,027)	(21,624)
Amortization of net actuarial loss	7,694	3,463	5,389
Amortization of transition obligation	167	156	50
Amortization of prior service cost	(3,997)	(1,468)	(1,366)
Curtailment gain from the change in pension plans	(12,966)	—	—

Total	¥71,481	¥70,794	¥64,687

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2014	2015	2016
	Millions of yen
Other comprehensive loss (income)
Net gain arising during period	¥(95,681)	¥(20,097)	¥79,091
Amortization of net actuarial loss	(7,694)	(3,463)	(5,389)
Amortization of transition obligation	(167)	(156)	(50)
Amortization of prior service cost	3,997	1,468	1,366
Reclassification of prior service cost due to curtailment	12,894	—	—
Other	(1,081)	(5,436)	(1,176)

Total	¥(87,732)	¥(27,684)	¥73,842

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2017 amount to ¥8,701 million, ¥48 million and ¥(1,068) million, respectively.

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2014	2015	2016
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.4%	1.0%	0.5%
Rate of compensation increase	2.4-4.0%	2.4-4.0%	2.4-4.0%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.5%	1.4%	1.0%
Rate of compensation increase	2.4-3.4%	2.4-4.0%	2.4-4.0%
Expected long-term return on plan assets	2.0%	2.0%	2.0%

In determining the expected long-term rate of return on plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2015 and 2016. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 16.

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

Securities investment trust beneficiary certificates
Domestic/debt securities	13,030	—	13,030	—
Domestic/equity securities	10,985	—	10,985	—
Foreign/debt securities	8,189	—	8,189	—
Foreign/equity securities	10,809	—	10,809	—

Pooled funds	150,199	—	150,199	—

Life insurance company general accounts	203,026	—	203,026	—

Others	1,595	—	3	1,592

Total	¥1,122,736	¥612,583	¥508,561	¥1,592

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2016
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥29,539	¥29,539	—	—

Debt securities
Japanese government bonds/local government bonds	485,858	483,087	2,771	—
Domestic corporate bonds	52,610	—	52,610	—
Foreign government bonds	57,996	55,597	2,399	—
Foreign corporate bonds	2,147	829	1,318	—

Equity securities
Domestic	34,318	34,296	22	—
Foreign	58,053	58,053	—	—

Securities investment trust beneficiary certificates
Domestic/debt securities	24,677	—	24,677	—
Domestic/equity securities	12,728	—	12,728	—
Foreign/debt securities	9,639	—	9,639	—
Foreign/equity securities	8,579	—	8,579	—

Pooled funds	83,406	—	83,406	—

Life insurance company general accounts	180,552	—	180,552	—

Others	1,459	—	(10)	1,469

Total	¥1,041,561	¥661,401	¥378,691	¥1,469

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

Securities investment trust beneficiary certificates

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

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The target allocations in March 2016 are: domestic bonds, 55.0%; domestic stocks, 5.0%; foreign bonds, 10.0%; foreign stocks, 10.0%; and life insurance company general accounts, 20.0%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥2,619 million (0.2% of total plan assets) and ¥1,497 million (0.2% of total plan assets) at March 31, 2015 and 2016, respectively.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2017	¥133,104
2018	141,922
2019	134,187
2020	123,729
2021	115,630
2022-2026	557,629

Total	¥1,206,201

(2)	Defined Contribution Pension Plan

NTT and certain subsidiaries recorded retirement benefit expenses of ¥18,082 million and ¥19,513 million of related to NTT Group’s defined contribution benefit plan in the fiscal year ended March 31, 2015 and 2016, respectively.

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

(a)     The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥126,310 million, ¥122,476 million and ¥123,462 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

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

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2015 and 2016. NTT uses a March 31 measurement date.

	2015	2016
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,553,265	¥1,683,431
Service cost	37,281	40,999
Interest cost	21,278	16,602
Actuarial loss (gain)	97,160	197,662
Other	9,293	11,647
Benefit payments	(34,846)	(40,089)

Benefit obligation, end of year	1,683,431	1,910,252

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,056,584	1,165,104
Actual return on plan assets	116,626	(7,432)
Employer contributions	16,818	17,720
Employee contributions	3,753	3,270
Other	6,169	8,175
Benefits payments	(34,846)	(39,957)

Fair value of plan assets, end of year	1,165,104	1,146,880

At March 31:
Under-funded status	¥(518,327)	¥(763,372)

The following table provides the amounts recognized in the consolidated balance sheets:

	2015	2016
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(518,327)	¥(763,372)
Accumulated other comprehensive loss	28,015	269,435

Net amount recognized	¥(490,312)	¥(493,937)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2015	2016
	Millions of yen
At March 31:
Net actuarial loss	¥93,281	¥327,178
Prior service cost(*)	(65,266)	(57,743)

Total	¥28,015	¥269,435

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The accumulated benefit obligation was ¥1,435,669 million and ¥1,618,499 million at March 31, 2015 and 2016, respectively.

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2016 included the following components:

	2014	2015	2016
	Millions of yen
Service cost	¥39,098	¥37,281	¥40,999
Interest cost on projected benefit obligation	22,961	21,278	16,602
Expected return on plan assets	(23,871)	(25,825)	(28,708)
Amortization of net actuarial loss	15,265	5,783	4,997
Amortization of prior service cost	(5,512)	(7,487)	(7,513)
Employee contributions	(3,557)	(3,753)	(3,270)

Total	¥44,384	¥27,277	¥23,107

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2014	2015	2016
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥(72,546)	¥6,359	¥233,802
Amortization of net actuarial loss	(15,265)	(5,783)	(4,997)
Accrued prior service cost	(76,050)	—	—
Amortization of prior service cost	5,512	7,487	7,513
Other	1	(3,236)	5,102

Total	¥(158,348)	¥4,827	¥241,420

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2017 amount to ¥17,679 million and ¥(7,465) million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2014	2015	2016
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.4%	1.0%	0.5%
Rate of compensation increase	3.4%	3.4%	3.4%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.5%	1.4%	1.0%
Rate of compensation increase	3.9%	3.4%	3.4%
Expected long-term return on plan assets	2.5%	2.5%	2.5%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2015 and 2016. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in note 16.

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

Securities investment trust beneficiary certificates
Domestic/debt securities	20,298	—	20,298	—
Domestic/equity securities	28,994	—	28,994	—
Foreign/debt securities	19,788	—	19,788	—
Foreign/equity securities	18,382	—	18,382	—

Pooled funds	94,532	—	94,532	—

Life insurance company general accounts	134,892	—	134,892	—

Others	2,438	—	2	2,436

Total	¥1,165,104	¥748,331	¥414,336	¥2,437

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2016
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,562	¥7,562	—	—

Debt securities
Japanese government bonds/local government bonds	332,087	325,561	6,526	—
Domestic corporate bonds	75,967	—	75,967	—
Foreign government bonds	62,128	59,883	2,245	—
Foreign corporate bonds	364	103	261	—

Equity securities
Domestic	114,971	114,909	62	—
Foreign	93,561	93,561	—	0

Securities investment trust beneficiary certificates
Domestic/debt securities	106,456	—	106,456	—
Domestic/equity securities	76,900	—	76,900	—
Foreign/debt securities	32,385	—	32,385	—
Foreign/equity securities	19,917	—	19,917	—

Pooled funds	85,987	—	85,987	—

Life insurance company general accounts	136,852	—	136,852	—

Others	1,743	—	2	1,741

Total	¥1,146,880	¥601,579	¥543,560	¥1,741

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

Securities investment trust beneficiary certificates

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

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocations are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the asset allocations as necessary. The weighted-average target allocations in March 2016 are: domestic bonds, 48.6%; domestic stocks, 14.9%; foreign bonds, 10.0%; foreign stocks, 14.4%; and life insurance company general accounts, 12.1%.

Domestic stocks include NTT Group’s and its affiliates’ common stock with an aggregate fair value of ¥4,453 million (0.4% of total plan assets) and ¥5,401 million (0.5% of total plan assets) at March 31, 2015 and 2016, respectively.

NTT Group expects to contribute ¥17,193 million to the NTT CDBP in the fiscal year ending March 31, 2017.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2017	39,338
2018	41,419
2019	43,641
2020	44,278
2021	45,916
2022-2026	239,765

Total	¥454,357

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	The Special Accounting Fund for the NTT CDBP (former Special Accounting Fund for the NTT Plan)

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥43,520 million, ¥40,028 million and ¥35,916 million for the fiscal years ended March 31, 2014, 2015 and 2016, respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

12.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	Millions of yen
Income from continuing operations	¥486,546	¥397,349	¥354,825
Other comprehensive income (loss) (Note 15)	98,130	50,100	(128,200)
Additional paid-in capital (Note 15)	—	(34,823)	—

Total income taxes	¥584,676	¥412,626	¥226,625

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal year ended March 31, 2014, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 28.05%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 38%. During the fiscal year ended March 31, 2015, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 25.5%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax rate of approximately 36%. During the fiscal year ended March 31, 2016, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 24.95%, a Corporate Inhabitant Tax of approximately 4% and a deductible Corporate Enterprise Tax of approximately 6%, which in the aggregate resulted in a combined statutory income tax rate of approximately 33%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

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

The “Act on the Partial Revision of the Income Tax Act” and other laws were enacted on March 31, 2015, changing, among other things, the tax rates for fiscal years beginning on or after April 1, 2015. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities in relation to the temporary differences anticipated to be resolved in the fiscal year ended March 31, 2016 and the fiscal years ending March 31, 2017 and thereafter were lowered from approximately 36% to approximately 33% and 32%. As a result, net deferred tax assets decreased by ¥54,357 million, whose effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. Net income attributable to NTT decreased ¥47,841 million.

The “Act on the Partial Revision of the Income Tax Act” and other laws were enacted on March 29, 2016, changing, among other things, the tax rates for fiscal years beginning on or after April 1, 2016. Due to this change, the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities in relation to the temporary differences anticipated to be resolved in the fiscal year ending March 31, 2017 and thereafter were lowered from approximately 32% to approximately 31%. As a result, net deferred tax assets decreased by ¥32,665 million, whose effect is included in “Income tax expenses (benefit): Deferred” in the consolidated statements of income. Net income attributable to NTT decreased ¥23,703 million.

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2016, NTT had 81 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations of the difference between the actual effective income tax rate of NTT Group and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2014	2015	2016
Statutory tax rate	37.98%	35.60%	33.03%
Expenses not deductible for tax purposes	0.11	0.42	0.23
Tax credits	(1.40)	(4.54)	(4.19)
Net change in valuation allowance	(0.36)	1.26	(5.82)
Effect of changes in the enacted tax rates	1.45	5.19	2.19
Equity in earnings (losses) of affiliated companies	(1.57)	0.11	0.07
Other	1.38	(0.79)	1.18

Effective tax rate	37.59%	37.25%	26.69%

Significant components of deferred tax assets and liabilities at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥458,453	¥531,614
Accrued enterprise tax	12,954	21,659
Property, plant, equipment, software and other	349,013	358,883
Compensated absences	82,257	76,631
Accrued bonus	34,933	32,771
Unamortized purchases of leased assets	6,708	5,801
Operating loss carryforwards	201,211	198,155
Accrued liabilities for loyalty programs	45,477	34,284
Deferred revenues regarding Nikagetsu Kurikoshi	10,723	15,820
Investments in affiliates	102,848	110,549
Other	186,501	194,075

Total gross deferred tax assets	1,491,078	1,580,242
Less—Valuation allowance	(265,950)	(171,710)

Total deferred tax assets	1,225,128	1,408,532

Deferred tax liabilities:
Unrealized gains on securities	(64,773)	(46,367)
Investment in subsidiary, principally arising upon issuance of stock	(226,474)	(207,594)
Property, plant, equipment and other	(119,714)	(122,843)
Identifiable intangible assets	(82,550)	(79,232)
Investments in affiliates	(59,687)	(58,964)
Prepaid pension costs	(36,078)	(25,080)
Other	(28,405)	(32,115)

Total gross deferred tax liabilities	(617,681)	(572,195)

Net deferred tax assets	¥607,447	¥836,337

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance at March 31, 2015 and 2016 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the years ended March 31, 2014, 2015 and 2016 were an increase of ¥6,228 million, an increase of ¥6,029 million and a decrease of ¥94,240 million, respectively.

The impact of change in estimates about the realizability of deferred tax assets included in the net changes in the valuation allowance for the fiscal years ended March 31, 2014, 2015 and 2016 were a decrease of ¥17,937 million, a decrease of ¥13,362 million and a decrease of ¥90,774 million, respectively. The decrease of ¥17,937 million for the fiscal year ended March 31, 2014 was due primarily to change in the estimate of the realizability of NTT America’s deferred tax assets in connection with its acquisitions. The decrease of ¥90,774 million for the fiscal year ended March 31, 2016 was due primarily to a decrease of ¥43,687 million for regional tax in NTT West related to the improvement of its forecast of future taxable income and a decrease of ¥32,698 million in NTT DOCOMO considering prudent and feasible tax-planning strategies that became available during the year.

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

Net deferred tax assets at March 31, 2015 and 2016 are included in the consolidated balance sheets as follows:

	2015	2016
	Millions of yen
Deferred income taxes (current assets)	¥219,333	¥260,446
Deferred income taxes (investments and other assets)	589,937	746,561
Other current liabilities	(4,970)	(4,123)
Deferred income taxes (long-term liabilities)	(196,853)	(166,547)

Total	¥607,447	¥836,337

At March 31, 2016, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥668,733 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ended March 31, 2016	Millions of yen
Within 5 years	¥285,305
6 to 20 years	266,976
Indefinite periods	116,452

Total	¥668,733

At March 31, 2015 and 2016, the amount of unrecognized deferred tax liabilities for a portion of the undistributed earnings of NTT’s foreign subsidiaries was immaterial.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2015
Millions of yen
Balance at March 31, 2014	¥5,383
Increase in tax position of current year	402
Decrease in tax position of prior year	(1,010)
Foreign currency translation adjustments	979

Balance at March 31, 2015	¥5,754

2016
Millions of yen
Balance at March 31 2015	¥5,754
Increase in tax position of current year	491
Decrease in tax position of prior year	(1,302)
Foreign currency translation adjustments	362

Balance at March 31, 2016	¥5,305

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥5,754 million and ¥5,305 million at March 31, 2015 and 2016, respectively. NTT does not expect any material changes in its accrued liabilities for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2014, 2015 and 2016 were immaterial. As of March 31, 2016, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2015 and prior have been completed by the tax authorities.

13.    Consumption tax:

Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services. Items in the consolidated statements of income are presented on a net basis of consumption tax.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Redeemable noncontrolling interests:

An analysis of the changes for the fiscal years ended March 31, 2015 and 2016 in Redeemable noncontrolling interests is as follows:

	2015	2016
	Millions of yen
Balance at beginning of year	¥25,912	¥28,272
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)	—	(419)
Balance at beginning of year (as adjusted)	25,912	27,853
Acquisition of new subsidiaries (Note 24)	—	11,728
Comprehensive income (loss)
Net income	1,090	1,393
Other comprehensive income (loss)
Unrealized gain (loss) on securities	—	(1)
Foreign currency translation adjustments	1,235	(947)
Cash dividends	—	4
Transactions with noncontrolling interests	35	5,067

Balance at end of year	¥28,272	¥45,097

15.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)

Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)

Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	58,082
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,028)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)

Balance at March 31, 2016	2,096,394,470	255,269

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the fiscal year ended March 31, 2014, 2015 and 2016 as well as for the previous fiscal year reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT may cancel 177 million shares currently held as treasury stock on November 13, 2015, and as a result of such cancellation conducted on November 13, 2015, additional paid-in capital decreased by ¥8 million, and retained earnings decreased by ¥590,679 million.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2016 was ¥971,815 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2016 include amounts representing final cash dividends of ¥125,768 million, or ¥60 per share, which were approved at the shareholders’ meeting held on June 24, 2016.

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2015 and 2016 in accumulated other comprehensive income (loss) is shown below:

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966

Other comprehensive income before reclassification	76,141	4,491	133,316	16,151	230,099
Amounts reclassified from accumulated other comprehensive income	167	(1,588)	(3,453)	219	(4,655)

Other comprehensive income	76,308	2,903	129,863	16,370	225,444

Less—Comprehensive income attributable to noncontrolling interests	26,907	1,730	26,270	(2,729)	52,178

Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232

Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(20,442)	(2,216)	(115,326)	(209,709)	(347,693)
Amounts reclassified from accumulated other comprehensive income	(12,518)	(1,863)	(273)	1,065	(13,589)

Other comprehensive income	(32,960)	(4,079)	(115,599)	(208,644)	(361,282)

Less—Comprehensive income attributable to noncontrolling interests	(8,058)	1,030	(19,569)	(19,100)	(45,697)

Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)

The following table provides the change in accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2014, 2015 and 2016:

	2014
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥26,518	¥(10,226)	¥16,292
Less—Reclassification adjustment for realized (gain) loss included in net income	(426)	191	(235)

Net change in unrealized gain (loss) on securities	26,092	(10,035)	16,057

Unrealized gain (loss) on derivative instruments arising during the period	¥(3,988)	¥393	¥(3,595)
Less—Reclassification adjustment for realized (gain) loss included in net income	(2,018)	718	(1,300)

Net change in unrealized gain (loss) on derivative instruments	(6,006)	1,111	(4,895)

Foreign currency translation adjustments arising during the period	¥156,586	¥(6,125)	¥150,461
Less—Reclassification adjustment for realized (gain) loss included in net income	9,489	(3,479)	6,010

Net change in foreign currency translation adjustments	166,075	(9,604)	156,471

Pension liability adjustments arising during period	¥165,474	¥(53,301)	¥112,173
Prior service cost arising during period	76,050	(26,409)	49,641
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	23,015	(7,450)	15,565
Amortization of transition obligation	169	(61)	108
Amortization of prior service cost	(9,527)	3,290	(6,237)
Reclassification of prior service cost due to curtailment	(12,894)	4,531	(8,363)
Other	556	(202)	354

Net change in pension liability adjustments	242,843	(79,602)	163,241

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥(29,898)	¥9,456	¥(20,442)
Less—Reclassification adjustment for realized (gain) loss included in net income	(18,246)	5,728	(12,518)

Net change in unrealized gain (loss) on securities	(48,144)	15,184	(32,960)

Unrealized gain (loss) on derivative instruments arising during the period	¥(3,190)	¥974	¥(2,216)
Less—Reclassification adjustment for realized (gain) loss included in net income	(2,767)	904	(1,863)

Net change in unrealized gain (loss) on derivative instruments	(5,957)	1,878	(4,079)

Foreign currency translation adjustments arising during the period	¥(121,478)	¥6,152	¥(115,326)
Less—Reclassification adjustment for realized gain included in net income	(273)	—	(273)

Net change in foreign currency translation adjustments	(121,751)	6,152	(115,599)

Pension liability adjustments arising during period	¥(313,433)	¥99,143	¥(214,290)
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	10,392	(3,347)	7,045
Amortization of transition obligation	50	(16)	34
Amortization of prior service cost	(8,859)	2,845	(6,014)
Other	(1,780)	6,361	4,581

Net change in pension liability adjustments	(313,630)	104,986	(208,644)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the fiscal year ended March 31, 2014, 2015 and 2016 was as follows:

	Amounts reclassified from accumulated other comprehensive income (loss)			Affected line items in consolidated statements of income
	2014	2015	2016
	Millions of yen
Unrealized gain (loss) on securities	¥426	¥(62)	¥17,997	Other, net
	(191)	93	(5,728)	Income tax expense (benefit)
	—	(198)	249	Equity in earnings (losses) of affiliated companies

	¥235	¥(167)	¥12,518	Net income

Unrealized gain (loss) on derivative instruments	¥2,110	¥2,494	¥2,814	Other, net
	(718)	(872)	(904)	Income tax expense (benefit)
	(92)	(34)	(47)	Equity in earnings (losses) of affiliated companies

	¥1,300	¥1,588	¥1,863	Net income

Foreign currency translation adjustments	¥(7)	¥3,453	¥273	Other, net
	3,479	—	—	Income tax expense (benefit)
	(9,482)	—	—	Equity in earnings (losses) of affiliated companies

	¥(6,010)	¥3,453	¥273	Net income

Pension liability adjustments	¥(763)	¥(631)	¥(1,583)	*
	(310)	412	518	Income tax expense (benefit)

	¥(1,073)	¥(219)	(1,065)	Net income

Total	¥(5,548)	¥4,655	¥13,589	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity transactions with noncontrolling interests—

The changes for the fiscal year ended March 31, 2014, 2015 and 2016 in Net income attributable to NTT and Increase in Additional paid in capital as a result of Equity transactions with noncontrolling interests are as follow:

	2014	2015	2016
	Millions of yen
Net income attributable to NTT	¥585,473	¥518,066	¥737,738
Transfers (to) from the noncontrolling interests:
Increase in additional paid-in capital attributable to tax effect by NTT DOCOMO’s share repurchase of its common stock (Note 12)	—	34,823	—
Decrease in additional paid-in capital attributable to change in NTT’s ownership interest by NTT DOCOMO’s share repurchase of its common stock	—	(14,802)	42,150
Other	(1,069)	(2,600)	(13,484)

Total	(1,069)	17,421	28,666

Change from net income attributable to NTT’s shareholders and transfers from the noncontrolling interests	¥584,404	¥535,487	¥766,404

On August 6, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 206,489,675 shares of its outstanding common stock for an amount in total not exceeding ¥350,000 million from August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO repurchased a total of 181,530,121 of its shares for an aggregate amount of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of March 31, 2015.

On October 31, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million from November 1, 2014 through March 31, 2015. Based on this resolution, from November 2014 through March 2015, NTT DOCOMO repurchased a total of 83,746,000 shares of its common stock for an aggregate amount of ¥165,342 million. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.3% to 66.7% and “Additional paid-in capital” increased by ¥2,501 million in the consolidated balance sheet as of March 31, 2015.

On February 5, 2016, the board of directors of NTT DOCOMO resolved to launch a tender offer to acquire up to 137,578,616 shares of its outstanding common stock from February 8, 2016 through March 7, 2016. Based on this resolution, NTT DOCOMO repurchased a total of 120,867,062 of its shares for an aggregate amount of ¥307,486 million, 117,924,500 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.7%. As a result, “Additional paid-in capital” increased by ¥42,150 million in the consolidated balance sheet as of March 31, 2016.

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 992,800 shares of its common stock at ¥2,773 million by way of market purchases based on the discretionary dealing contract until May 31, 2016.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Fair Value Measurements:

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

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016 are as follows:

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥197,613	¥197,613	¥—	¥—
Foreign equity securities	131,817	131,817	—	—
Domestic debt securities	49,478	218	49,087	173
Foreign debt securities	37,499	10	37,489	—
Derivatives:
Forward exchange contracts	2,578	—	2,578	—
Interest rate swap agreements	107	—	107	—
Currency swap agreements	61,703	—	61,703	—

Liabilities
Derivatives:
Forward exchange contracts	12,148	—	12,148	—
Interest rate swap agreements	6,110	—	6,110	—
Currency swap agreements	13,838	—	13,838	—
Currency option agreements	¥2,414	¥—	¥2,414	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

Derivatives—

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward contracts. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥7,999	—	—	¥7,999	¥1,187
Cost method investments	116	—	—	116	2,016
Goodwill and other intangible assets	2,136	—	—	2,136	3,464
Long-lived assets	3,518	—	107	3,411	38,739

	2016
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥8,398	—	—	¥8,398	¥810
Cost method investments	2,416	—	—	2,416	4,429
Goodwill and other intangible assets	18,137	—	—	18,137	12,900
Long-lived assets	10,891	—	—	10,891	19,821

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets—

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projections, which are classified as Level 3.

Long-lived assets—

If the carrying amount of a long-lived asset is evaluated to be unrecoverable, the long-lived asset is written down to its fair value. In measuring fair value of such long-lived assets for the fiscal year ended March 31, 2015, fair value is mainly measured by using observable market prices of similar assets, which is classified as level 2. In measuring fair value of such long-lived assets for the fiscal year ended March 31, 2016, fair value is mainly measured based on the discounted cash flow method or appraisal by third parties, which is classified as level 3.

17.    Segment and geographic information:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenue:

Year Ended March 31	2014	2015	2016
	Millions of yen
Operating revenue:
Regional communications business—
External customers	¥3,129,362	¥3,032,292	¥2,908,249
Intersegment	442,948	473,227	499,604

Total	3,572,310	3,505,519	3,407,853
Long distance and international communications business—
External customers	1,713,439	1,906,784	2,161,391
Intersegment	96,463	91,857	89,532

Total	1,809,902	1,998,641	2,250,923
Mobile communications business—
External customers	4,422,614	4,340,317	4,483,666
Intersegment	38,589	43,080	43,459

Total	4,461,203	4,383,397	4,527,125
Data communications business—
External customers	1,221,481	1,401,348	1,512,842
Intersegment	122,374	109,671	103,994

Total	1,343,855	1,511,019	1,616,836
Other—
External customers	438,278	414,576	474,849
Intersegment	890,248	857,664	819,617

Total	1,328,526	1,272,240	1,294,466
Elimination	(1,590,622)	(1,575,499)	(1,556,206)

Consolidated total	¥10,925,174	¥11,095,317	¥11,540,997

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2014	2015	2016
	Millions of yen
Segment profit:
Regional communications business	¥127,240	¥168,860	¥264,957
Long distance and international communications business	127,476	113,568	96,688
Mobile communications business	817,230	635,751	788,362
Data communications business	67,916	86,361	112,739
Other	56,098	67,481	74,042

Total segment profit	1,195,960	1,072,021	1,336,788
Elimination	17,693	12,545	11,361

Consolidated operating income	1,213,653	1,084,566	1,348,149
Other income	172,082	49,408	68,088
Other expenses	91,540	67,345	86,978

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,294,195	¥1,066,629	¥1,329,259

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥203	¥(59)	¥544
Long distance and international communications business	1,895	916	46
Mobile communications business	(78,311)	(14,798)	(8,648)
Data communications business	228	87	124
Other	25,193	19,743	13,706

Consolidated total	¥(50,792)	¥5,889	¥5,772

Segment assets:
As of March 31	2014	2015	2016
	Millions of yen
Segment Assets:
Regional communications business	¥7,162,076	¥7,041,285	¥6,995,750
Long distance and international communications business	2,314,780	2,609,666	2,762,138
Mobile communications business	7,676,820	7,326,360	7,341,102
Data communications business	1,774,562	1,930,349	1,981,578
Other	10,664,076	10,589,357	10,932,317

Total segment assets	29,592,314	29,497,017	30,012,885
Elimination	(9,307,365)	(8,794,590)	(8,976,954)

Consolidated total	¥20,284,949	¥20,702,427	¥21,035,931

(Note)	Elimination includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See note 9.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year Ended March 31	2014	2015	2016
	Millions of yen
Depreciation and amortization:
Regional communications business	¥751,906	¥734,518	¥699,686
Long distance and international communications business	149,734	162,610	177,818
Mobile communications business	719,132	663,344	629,502
Data communications business	135,358	148,927	150,242
Other	118,415	113,814	104,701

Total segment	1,874,545	1,823,213	1,761,949
Elimination	5,748	4,785	4,376

Consolidated total	¥1,880,293	¥1,827,998	¥1,766,325

Capital investments for segment assets:
Regional communications business	¥722,829	¥666,164	¥622,131
Long distance and international communications business	168,413	198,112	227,564
Mobile communications business	703,124	661,765	595,216
Data communications business	147,725	140,900	134,030
Other	150,672	150,582	108,265

Consolidated total	¥1,892,763	¥1,817,523	¥1,687,206

Point program expenses:
Regional communications business	¥7,713	¥8,803	¥1,757
Long distance and international communications business	484	1,335	685
Mobile communications business	70,837	67,705	57,832

Consolidated total	¥79,034	¥77,843	¥60,274

Impairment of long-lived assets:
Regional communications business	36	1,640	5,237
Long distance and international communications business	279	1,732	874
Mobile communications business	—	30,161	6,771
Data communications business	3,526	2,358	1,620
Other	1,897	2,848	5,319

Consolidated total	¥5,738	¥38,739	¥19,821

Goodwill and other intangible asset impairments:
Long distance and international communications business	3,068	3,464	10,484
Mobile communications business	3,119	—	2,416

Consolidated total	¥6,187	¥3,464	¥12,900

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

As indicated in note 6, impairment of long-lived assets on Mobile communications business was mainly the impairment for long-lived assets of the multimedia broadcasting business for mobile devices.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

Geographic information:

Year Ended March 31	2014	2015	2016
	Millions of yen
Operating revenue:
Domestic	¥9,729,179	¥9,509,891	¥9,646,185
Foreign	1,195,995	1,585,426	1,894,812

Consolidated total	¥10,925,174	¥11,095,317	¥11,540,997

Operating Revenues are classified based on the geographic location of the service and products provided. NTT Group has not disclosed foreign long-term assets, as such amounts were immaterial.

There were no operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2014, 2015 and 2016.

18.     Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2015 and 2016 are as follows:

Class of property	2015	2016
	Millions of yen
Buildings	¥18,757	¥13,616
Machinery, vehicles and tools	86,695	79,520
Accumulated depreciation	(59,554)	(52,971)

Total	¥45,898	¥40,165

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2016 are as follows:

Year ending March 31	Millions of yen
2017	¥18,885
2018	13,748
2019	8,703
2020	5,297
2021	3,007
Thereafter	5,319

Total minimum lease payments	54,959
Less—Amount representing interest	12,618

Present value of net minimum lease payments	42,341
Less—Current obligation	14,711

Long-term capital lease obligations	¥27,630

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥246,211 million, ¥267,544 million and ¥277,016 million, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2016 are as follows.

Year ending March 31	Millions of yen
2017	¥40,196
2018	28,621
2019	20,680
2020	15,499
2021	10,641
Thereafter	22,540

Total	¥138,177

19.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development expenses are charged to income as incurred and such amounts charged to income for the fiscal years ended March 31, 2014, 2015 and 2016 were ¥249,295 million, ¥233,752 million and ¥213,435 million, respectively.

Advertising costs—

Advertising costs are expensed as incurred. Advertising costs were ¥98,858 million, ¥101,266 million and ¥96,684 million, which are included in selling, general and administrative expenses in the consolidated statements of income, for the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2014, 2015 and 2016 were gains of ¥11,893 million, ¥96 million and loss of ¥5,467 million, respectively, and are included in “Other, net” of “Other income (expenses)” in the consolidated statements of income.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedges—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in note 10, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. NTT Group was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2015 and 2016. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as, fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” of “Other income (expenses) in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recognized in the consolidated statements of income for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2014
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥57	¥(57)

	2015
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(57)	¥57

	2016
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥—	¥—

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

The notional principal amounts of cash flow hedges at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
Forward exchange contracts	¥20,022	¥23,673
Interest rate swap agreements	138,912	163,911
Currency swap agreements	209,968	290,605

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
Forward exchange contracts	¥67	¥(1,844)
Interest rate swap agreements	(1,457)	(2,893)
Currency swap agreements	1,611	(2,985)

Total	¥221	¥(7,722)

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into net income for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Consolidated statements of income item	2014	2015	2016
		Millions of yen
Forward exchange contracts	Other, net	¥121	¥(1,990)	¥642
Interest rate swap agreements	Other, net	(576)	(1,001)	(1,195)
Currency swap agreements	Other, net	2,565	5,485	3,372
Currency option agreements	Other, net	—	—	(5)

Total		¥2,110	¥2,494	¥2,814

As of March 31, 2016, approximately ¥1,632 million of deferred net income on derivative instruments in accumulated other comprehensive income (loss) is expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
Forward exchange contracts	¥64,466	¥430,949
Interest rate swap agreements	271,471	33,449
Currency swap agreements	—	49,572
Currency option agreements	48,740	63,651
Forward contracts	3,499	—

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Consolidated statements of income item	2014	2015	2016
		Millions of yen
Forward exchange contracts	Other, net	¥1,779	¥(1,613)	¥(1,083)
Interest rate swap agreements	Other, net	575	(432)	215
Currency swap agreements	Other, net	1,460	(1,457)	1,244
Currency option agreements	Other, net	585	201	(2,572)
Forward contracts	Other, net	—	(145)	145

Total		¥4,399	¥(3,446)	¥(2,051)

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

	2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Loans receivable	¥268,584	¥268,481	¥268,985	¥270,047
Long-term debt including current portion	¥4,059,104	¥4,200,707	¥4,022,980	¥4,165,577

Loans receivable is mainly included in “Notes and accounts receivable, trade” and “Other assets.”

The carrying amounts of loans receivable with variable interest rates approximate their fair values because such loans receivable reflect market rates in the short term and credit conditions of counterparties do not significantly change after loan executions. The fair values of loans receivable with fixed interest rates are calculated by discounting contractual cash flows using interest rates currently available to the NTT Group for similar transactions, which is classified as Level 2.

The fair values of long-term debt, including the current portion, are measured using discount rates for similar debt instruments of comparable maturities currently offered by NTT Group, which is classified as Level 2.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of derivative instruments and amounts recognized in the consolidated balance sheets at March 31, 2015 and 2016 are as follows.

The fair values of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2015	2016
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥1,437	¥224
Other assets	219	—
Currency swap agreements
Prepaid expenses and other current assets	—	46
Other assets	76,638	59,914

Subtotal	78,294	60,184

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	879	2,354
Other assets	2	—
Interest rate swap agreements
Prepaid expenses and other current assets	0	—
Other assets	1	107
Currency swap agreements
Prepaid expenses and other current assets	—	1
Other assets	—	1,742
Currency option agreements
Other assets	474	—

Subtotal	1,356	4,204

Total	¥79,650	¥64,388

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2015	2016
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥1	¥158
Other (Long-term liabilities)	—	267
Interest rate swap agreements
Other (Current liabilities)	125	88
Other (Long-term liabilities)	2,795	5,725
Currency swap agreements
Other (Long-term liabilities)	777	13,336

Subtotal	3,698	19,574

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	469	11,551
Other (Long-term liabilities)	284	171
Interest rate swap agreements
Other (Current liabilities)	211	6
Other (Long-term liabilities)	196	292
Currency swap agreements
Other (Current liabilities)	—	1
Other (Long-term liabilities)	—	501
Currency option agreements
Other (Current liabilities)	—	604
Other (Long-term liabilities)	80	1,810
Forward contracts
Other (Current liabilities)	145	—

Subtotal	1,385	14,936

Total	¥5,083	¥34,510

Contingent features in derivative instruments—

At March 31, 2016, NTT Group had no material derivative instruments that contain credit risk-related contingent features which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2016.

22.    Financing receivables:

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

Roll forward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2015 and 2016 are as follows:

	2015
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	1,161	(971)	(1,774)	6,008	683	5,107
Charge off	(194)	(1,228)	(2,265)	(2,082)	—	(5,769)
Recovery	4	78	—	3	—	85
Balance at March 31, 2015	5,658	6,210	961	6,920	4,688	24,437
collectively evaluated for impairment	5,382	2,095	344	6,920	1	14,742
individually evaluated for impairment	276	4,115	617	—	4,687	9,695
Financing receivable:
Balance at March 31, 2015	971,269	381,086	80,895	287,305	5,199	1,725,754
collectively evaluated for impairment	970,886	376,605	79,545	287,305	450	1,714,791
individually evaluated for impairment	383	4,481	1,350	—	4,749	10,963

	2016
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(382)	(409)	390	10,053	(385)	9,267
Charge off	(105)	(1,501)	(411)	(5,969)	—	(7,986)
Recovery	3	59	—	2	—	64
Balance at March 31, 2016	5,174	4,359	940	11,006	4,303	25,782
collectively evaluated for impairment	5,095	1,546	417	11,006	28	18,092
individually evaluated for impairment	79	2,813	523	—	4,275	7,690
Financing receivable:
Balance at March 31, 2016	1,040,630	412,312	79,455	329,181	5,059	1,866,637
collectively evaluated for impairment	1,040,529	408,734	78,675	329,181	708	1,857,827
individually evaluated for impairment	101	3,578	780	—	4,351	8,810

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

Financing receivables on nonaccrual status at March 31, 2015 and 2016 are as follows:

	2015	2016
	Millions of yen
Installment sales receivable	¥1,840	¥2,132
Lease receivable	3,728	2,735
Loans receivable	1,862	1,067
Credit receivable	1,034	1,111
Others	3,970	3,570

Total	¥12,434	¥10,615

NTT Group determines the credit quality of financing receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financing receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2015 and 2016 are as follows:

	2015
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥966,759	¥2,516	¥1,994	¥971,269	¥12
Lease receivable	444,634	1,938	3,871	450,443	143
Credit receivable	280,463	5,808	1,034	287,305	—
Others	1,802	—	4,029	5,831	—

Total	¥1,693,658	¥10,262	¥10,928	¥1,714,848	¥155

		2015
		Performing	Nonperforming	Total	Past due and accruing
		Current	Past due
		Millions of yen
Loans receivable		¥267,046	¥2,168	¥269,214	¥—

	2016
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥1,036,342	¥2,149	¥2,139	¥1,040,630	¥7
Lease receivable	480,481	4,650	2,884	488,015	149
Credit receivable	318,494	9,576	1,111	329,181	—
Others	1,775	7	3,637	5,419	—

Total	¥1,837,092	¥16,382	¥9,771	¥1,863,245	¥156

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥271,115	¥1,461	¥272,576	¥—

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2015 and 2016 are as follows:

	2015
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥932	¥837	¥932	¥4,464
With no related allowance recorded	¥922	¥—	¥1,141	¥707

	2016
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥1,059	¥760	¥1,059	¥1,132
With no related allowance recorded	¥—	¥—	¥—	¥543

23.    Commitments and contingent liabilities:

Purchase commitments—

The aggregate amount of payments for commitments outstanding at March 31, 2016, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2017	¥119,520
2018	77,300
2019	21,963
2020	6,065
2021	3,060
Thereafter	230

Total	¥228,138

Loan commitments—

NTT Group provides the cash advance service accompanying credit cards and other loan services. Total outstanding credit lines related to loan commitments of them as of March 31, 2015 and 2016 were ¥217,205 million and ¥230,720 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit lines are not necessarily executed to the maximum amount because these contracts contain a clause to lower the credit lines if there are reasonable grounds.

Loans guaranteed, among other things—

Contingent liabilities at March 31, 2015 and 2016 for loans guaranteed, among other things, amounted to ¥70,825 million and ¥79,289 million, respectively.

At March 31, 2016, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

24.    Business combinations:

Acquisition of Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications acquired 86.7% of the outstanding shares of e-shelter, a German data center services provider, for ¥98,096 million. The acquisition is intended to strengthen NTT’s ability to provide global seamless ICT solutions in response to the demand for cloud and data center services in Europe. This business combination has been accounted for by applying the acquisition method. The fair values of the assets acquired and liabilities assumed, as well as the resulting goodwill and redeemable noncontrolling interests recognized as of the acquisition date were ¥130,829 million, ¥91,427 million, ¥70,422 million and ¥11,728 million, respectively.

Certain disclosures such as pro forma information are not provided due to the immateriality of this business combination.

Acquisition of the Dell Services Division

On March 28, 2016, NTT DATA, through its subsidiary NTT Data International L.L.C., entered into a definitive agreement with Dell Inc. to acquire the Dell Services Division, a provider of cloud services, applications-related services and Business Process Outsourcing (“BPO”) services primarily based in North America. Pursuant to this agreement, NTT Data International L.L.C. plans to acquire 100% of the shares of three companies, including Dell Systems Corporation, as well as other IT service-related business from Dell Inc. for US$3,055 million during the fiscal year ending March 31, 2017.

25.    Subsequent events:

For information on NTT DOCOMO’s receiving a binding arbitration award from the LCIA regarding exercising its option for the sale of its stake in TTSL, see note 7.

For information on NTT DOCOMO’s and NTT’s resolution with respect to stock repurchases and the repurchases of common stock authorized by board of directors’ resolution, see note 15.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2014:
Allowance for doubtful accounts	¥44,961	¥37,197	¥(35,265)	¥46,893

Fiscal year ended March 31, 2015:
Allowance for doubtful accounts	¥46,893	¥28,504	¥(32,167)	¥43,230

Fiscal year ended March 31, 2016:
Allowance for doubtful accounts	¥43,230	¥32,200	¥(30,194)	¥45,236

*1:	Primarily amounts written off.

		Additions
	Balance at beginning of period	Charged to income tax expense	Charged to other Accounts(*1)	Deductions(*2)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2014:
Valuation allowance—Deferred tax assets	¥253,693	¥20,473	¥24,793	¥(39,038)	¥259,921

Fiscal year ended March 31, 2015:
Valuation allowance—Deferred tax assets	¥259,921	¥26,839	¥17,449	¥(38,259)	¥265,950

Fiscal year ended March 31, 2016:
Valuation allowance—Deferred tax assets	¥265,950	¥13,574	¥364	¥(108,178)	¥171,710

*1:	Charged to other Accounts of Additions in the table above mainly consist of foreign currency translation adjustments.
*2:	Deductions in the table above mainly consist of changes in estimates of the realizability of deferred tax assets. The amounts of change in estimates of the realizability of deferred tax assets for the years ended March 31, 2014, 2015 and 2016 are presented in note 12. In addition, the deduction in the table above for the year ended March 31, 2016 includes the impact of a ¥8,069 million decrease as a result of a change in the statutory tax rate applied to the calculation of the amount of deferred tax assets and liabilities.