Form 20-F
period 2017-03-31
NIPPON TELEGRAPH & TELEPHONE CORP
filed 2017-06-28
CIK 769594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: N/A

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

TAKASHI AMESHIMA

OTEMACHI FIRST SQUARE, EAST TOWER, 5-1, OTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-8116 JAPAN

TEL: +81(3)6838-5481

FACSIMILE NUMBER: +81(3)6838-5499

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock (“Shares”)	New York Stock Exchange (until April 3, 2017)*
American Depositary Shares (“ADSs”), each of which represents one Share	New York Stock Exchange (until April 3, 2017)

*	Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common stock (“Shares”)

American Depositary Shares (“ADSs”), each of which represents one Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common stock	2,015,367,511 shares

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐     Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐    No  ☒

				Page
PART I

ITEM	1	—	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2

ITEM	2	—	OFFER STATISTICS AND EXPECTED TIMETABLE	2

ITEM	3	—	KEY INFORMATION	2

ITEM	4	—	INFORMATION ON THE COMPANY	17

ITEM	4A	—	UNRESOLVED STAFF COMMENTS	43

ITEM	5	—	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43

ITEM	6	—	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	86

ITEM	7	—	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	101

ITEM	8	—	FINANCIAL INFORMATION	102

ITEM	9	—	THE OFFER AND LISTING	103

ITEM	10	—	ADDITIONAL INFORMATION	105

ITEM	11	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	119

ITEM	12	—	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	122

PART II

ITEM	13	—	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	123

ITEM	14	—	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	123

ITEM	15	—	CONTROLS AND PROCEDURES	123

ITEM	16A	—	AUDIT COMMITTEE FINANCIAL EXPERT	124

ITEM	16B	—	CODE OF ETHICS	124

ITEM	16C	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	124

ITEM	16D	—	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	125

ITEM	16E	—	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	126

ITEM	16F	—	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	126

ITEM	16G	—	CORPORATE GOVERNANCE	126

ITEM	16H	—	MINE SAFETY DISCLOSURE	126

PART III

ITEM	17	—	FINANCIAL STATEMENTS	127

ITEM	18	—	FINANCIAL STATEMENTS	127

ITEM	19	—	EXHIBITS	127

			SIGNATURES	128

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

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2013 through 2017 have been derived from, and should be read in conjunction with, NTT’s audited consolidated financial statements. NTT’s audited consolidated financial statements as of March 31, 2016 and 2017, and for each of the three fiscal years ended March 31, 2015, 2016 and 2017, appear elsewhere in this annual report.

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	Years ended March 31,
	2013	2014	2015	2016	2017
	(in millions of yen)
Operating revenues	¥10,700,740	¥10,925,174	¥11,095,317	¥11,540,997	¥11,391,016
Operating expenses	9,498,772	9,711,521	10,010,751	10,192,848	9,851,227

Operating income	1,201,968	1,213,653	1,084,566	1,348,149	1,539,789
Other income (expenses)*[1]	(4,321)	80,542	(17,937)	(18,890)	(12,020)

Income before income taxes and equity in earnings (losses) of affiliated companies*[1]	1,197,647	1,294,195	1,066,629	1,329,259	1,527,769
Income tax expenses*[1]	473,954	486,546	397,349	354,825	468,370
Equity in earnings (losses) of affiliated companies*[1]	(16,093)	(50,792)	5,889	5,772	(21)
Net income*[1]	707,600	756,857	675,169	980,206	1,059,378

Less—Net income attributable to noncontrolling interests*[1]	185,668	171,384	157,103	242,468	259,249

Net income attributable to NTT*[1]	¥521,932	¥585,473	¥518,066	¥737,738	¥800,129

	2013	2014	2015	2016	2017
	(in yen, except share amounts)
Per Share of common stock:
Net income attributable to NTT*[1]*[2]	¥215.34	¥254.61	¥236.85	¥350.34	¥390.94
Cash dividends, applicable to earnings for the year*[2]	¥80.00	¥85.00	¥90.00	¥110.00	¥120.00
Average number of Shares outstanding*[2]	2,423,761,538	2,299,516,428	2,187,360,018	2,105,782,828	2,046,678,144

*1	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company (currently known as PLDT Inc.) from the beginning of the three months ended June 30, 2013, the above figures for “Other income (expenses),” “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Income tax expenses,” “Equity in earnings (losses) of affiliated companies,” “Net income,” “Less—Net income attributable to noncontrolling interests,” “Net income attributable to NTT” and “Net income attributable to NTT Per Share of common stock” for the fiscal year ended March 31, 2013 have been revised retrospectively.
*2	NTT conducted a two-for-one stock split of its common stock with an effective date of July 1, 2015. Figures for “Net income attributable to NTT,” “Cash dividends, applicable to earnings for the year” and “Average number of Shares outstanding” under “Per Share of common stock” listed above have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the first fiscal year listed above.

SELECTED CONSOLIDATED BALANCE SHEET DATA

Nippon Telegraph and Telephone Corporation

and Subsidiaries

	As of March 31,
	2013	2014	2015	2016	2017
	(in millions of yen)
Current assets	¥4,669,288	¥4,861,011	¥4,957,228	¥5,426,979	¥5,312,423
Property, plant and equipment (net)	9,776,687	9,839,688	9,801,470	9,551,921	9,719,021
Total assets*	19,549,067	20,284,949	20,702,427	21,035,931	21,250,325
Current liabilities	3,499,389	3,676,824	3,721,688	3,741,128	4,131,393
Long-term liabilities	5,527,675	5,657,407	5,902,657	6,009,624	5,560,357
Capital stock (common stock plus additional paid-in capital)	3,765,562	3,764,960	3,784,673	3,817,510	3,799,985
NTT shareholders’ equity*	8,231,439	8,511,354	8,681,860	8,833,806	9,052,479
Total equity*	¥10,522,003	¥10,924,806	¥11,049,810	¥11,240,082	¥11,507,756

*	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company (currently known as PLDT Inc.) from the beginning of the three months ended June 30, 2013, the above figures for “Total assets,” “NTT shareholders’ equity” and “Total equity” for the fiscal year ended March 31, 2013 have been revised retrospectively.

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

Record Date/Six Months Ended	Approval Date	Payment Date	Dividends per Share*	Dividends per Share*
			(in yen)	(in U.S. dollars)
September 30, 2012	November 8, 2012	December 10, 2012	¥40	$0.51
March 31, 2013	June 25, 2013	June 26, 2013	¥40	$0.42
September 30, 2013	November 8, 2013	December 9, 2013	¥40	$0.41
March 31, 2014	June 26, 2014	June 27, 2014	¥45	$0.44
September 30, 2014	November 7, 2014	December 8, 2014	¥45	$0.41
March 31, 2015	June 26, 2015	June 29, 2015	¥45	$0.38
September 30, 2015	November 6, 2015	December 7, 2015	¥50	$0.42
March 31, 2016	June 24, 2016	June 27, 2016	¥60	$0.53
September 30, 2016	November 11, 2016	December 12, 2016	¥60	$0.59
March 31, 2017	June 27, 2017	June 28, 2017	¥60	$0.54

*	NTT conducted a two-for-one stock split of its common stock with an effective date of July 1, 2015. The figures for “Dividends per Share” listed above have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the first fiscal year listed above.

See Note 16 to the Consolidated Financial Statements for a discussion of the Companies Act of Japan (the “Companies Act”) with respect to dividends.

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

On June 9, 2017, the Noon Buying Rate was US$1 = ¥110.61.

The following table sets forth, for the fiscal periods indicated, certain information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate in New York City for cable transfers payable in Japanese yen as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Fiscal Years Ended March 31	High(1)	Low(1)	Average(2)	Period end(3)
	(yen per dollar)
2013	94.16	77.92	83.26	94.16
2014	105.25	97.52	100.46	102.98
2015	119.96	101.28	110.78	119.96
2016	123.98	112.42	120.13	112.42
2017	116.78	101.21	108.31	111.41

Months of 2017	High(4)	Low(4)	Average(5)	Period end(6)
January	117.68	112.72	114.87	112.72
February	114.34	111.74	112.91	112.06
March	115.02	110.48	112.92	111.41
April	111.52	108.40	110.09	111.44
May	114.19	110.68	112.24	110.71
June (through June 9, 2017)	111.24	109.34	110.26	110.61

(1)	The highest and lowest of the Noon Buying Rates on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant year.
(3)	The Noon Buying Rates on the last business day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each business day in the relevant month/period.
(5)	The average of the Noon Buying Rates of each business day in the relevant month/period.
(6)	The Noon Buying Rates on the last business day of each relevant month/period.

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

NTT Group has operations all over the world. An economic slowdown or deceleration in the economic growth of any of these regions may have an adverse effect on the demand for the services that NTT Group provides or on its operations.

NTT Group also owns investment securities and other financial assets. If their asset value were to decline because of a recession in the stock and other financial markets, the resulting impairment losses may adversely affect NTT Group’s results of operations. NTT Group pension investments may also be adversely affected by the global and Japanese economic situation.

In addition, although NTT Group evaluates its means of capital procurement, including issuing corporate bonds and obtaining loans, any substantial fluctuations in the financial markets may lead to increases in NTT Group’s financing costs.

As a result, NTT Group’s results of operations and financial condition may be adversely affected. In response to these risks, NTT Group established a risk management policy, and in accordance with this policy, hedges risks using derivative transactions including forward exchange contracts. In addition, NTT Group is working to diversify its procurement procedures and to secure low-interest and stable financing.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

NTT Group’s operating revenues may suffer from changes in market structure and increased competition.

With the growing popularity of smartphones, tablets and high-speed wireless broadband services, the efficient use of signals and low latency, with specifications formulated by the 3rd Generation Partnership Project, the use of cloud services, AI, Big Data and IoT (“Internet of Things,” the concept that all things are connected wirelessly and can be controlled via the Internet) is expanding. At the same time, the structure of the telecommunications services market is changing dramatically as various new stakeholders join telecommunications operators in the market, services provided by over-the-top content (“OTT”) (a content distribution service utilizing other companies’ communications infrastructure, allowing a service provider to distribute services without owning its own communications infrastructure) providers expand, and competition increases on a global level. Additionally, the combination of fixed and mobile telecommunications services has accelerated the development of FMC (fixed-mobile convergence) services. Competition remains active among telecommunications providers, and the competitive environment in which NTT Group operates is becoming more rigorous.

NTT Group expects the solutions business to be a major area of growth in the information services market, and hardware vendors and other players are also focused on this business. Moreover, NTT Group conducts a variety of business activities in markets outside of the information and communications sector, and in each market, intense competition resulting from structural changes is increasing.

If NTT Group is unable to respond appropriately to increased competition and other changes in the structure of the markets in which it operates, its operating revenues may decline. In the information communications market, NTT Group’s results of operations and financial condition could still be adversely affected if, despite these efforts, the number of subscribers that NTT Group acquires or retains fails to meet expected levels or if subscription ratios for various fee/discount services, trends in the number of subscription transfers to flat-rate services, or other initiatives do not proceed as expected.

Moreover, in the information services market, the growth of information service companies in rapidly developing nations, such as India and China, is bringing about global competition. Intensified competition resulting from new competitors’ aggressive market entry may have an adverse effect on NTT Group’s results of operations and financial condition.

Furthermore, it is possible that each of NTT Group’s businesses in other markets will fail to achieve forecasted revenues, which may result in an adverse effect on NTT Group’s results of operations and financial condition.

In response to these risks, NTT Group implemented measures to accelerate its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track based on the medium-term management strategy “Towards the Next Stage 2.0” formulated and announced in May 2015. Specifically, NTT Group is seeking to expand and establish its global business as a cornerstone of its business operations, promoting efforts to enhance profitability of its domestic network businesses, and creating new markets through the expansion of its B2B2X businesses.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

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

In response to these risks, and in order to deliver consistent growth of its overseas business operations, NTT Group will strengthen its sales force and marketing efforts, such as by expanding its global accounts and further promoting its up-selling and cross-selling efforts, while strengthening the entire NTT Group’s services and products. In addition, stringent cost-efficiency initiatives are also underway in each of the Group’s companies to, among other things, improve efficiency, optimize services and operations, and lower procurement costs.

NTT Group also monitors the progress of these initiatives on a regular basis and responds to any related developments promptly when the need arises.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

NTT Group may not achieve anticipated cost savings.

NTT Group is working to generate profits by increasing capital expenditure efficiencies and reducing costs in the domestic fixed-line and mobile communications markets. However, it is possible that NTT Group will be unable to fully achieve the anticipated optimization of its capital expenditures or reductions in sales expenses, facility-related costs, and personnel and other costs due to changes in the competitive environment or due to the current state of progress in streamlining equipment or general business operations. Any such failure to achieve intended cost reductions could adversely impact NTT Group’s results of operations and financial condition.

In response to these risks, and to improve capital expenditure efficiencies, NTT Group is working to simplify and streamline the network in each company, as well as further its efficiency in using its existing facilities and reduce procurement costs. Efforts are also being made to promote standardization by utilizing the latest technology. Meanwhile, NTT Group is continuously working to reduce costs and is working to ensure simple yet highly productive business operations based on initiatives such as the conversion to the B2B2X model.

NTT Group also monitors the progress of these initiatives on a regular basis and responds to any related developments promptly when the need arises.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

NTT Group’s international and domestic investments, acquisitions, alliances and corporate collaborations may not be successful, or NTT Group may be unable to exert the necessary control over its investments.

NTT Group engages in joint ventures, alliances and collaborations, as well as acquisitions and other strategic investments to expand its global business operations in particular in response to changes in market structure and customers’ needs. However, NTT Group may not be able to maintain or enhance the value or financial performance of, or achieve sufficient synergies with, the domestic or overseas operations in which it has invested or agreed to invest or that it may in the future acquire. In addition, there may be occasions when NTT Group will suffer potential losses resulting from the dissolution or disposition of its investments, partnerships or other cooperative initiatives.

Furthermore, the recent increase in the number of foreign subsidiaries within NTT Group may result in increased fragmentation within the group and render a common understanding difficult to achieve. There may be occasions when it is difficult for NTT to exert the control over its overseas subsidiaries necessary to oversee their business and operations. In addition, there is a risk that factors related to cross-border business, such as legal restrictions relating to investment and competition, differences in tax systems, differences in business customs including contract practices, labor relations, and international politics, may pose challenges to NTT Group’s management of its overseas business activities. If such risks materialize, NTT Group’s results of operations and financial condition may be adversely affected.

In response to these risks, NTT Group is proactively striving to expand its global business operations, and has worked to achieve expected returns from these endeavors by carrying out periodic post-acquisition monitoring of its investments. In addition, NTT Group is taking initiatives to enhance its group governance and risk management.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

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

In response to these risks, NTT Group strategically acquires intellectual property rights, and periodically conducts assessments of intellectual property rights, including measures to properly identify intellectual property rights held by NTT Group and by third parties.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

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

In response to these risks, NTT Group implemented measures to strengthen employee training, in addition to providing training in collaboration with the government, other businesses and educational institutions. In addition, NTT Group works to understand each employee’s work responsibilities, work environment, compensation and benefits and career goals by arranging regular meetings with employees, to enable NTT Group to implement preventive measures promptly as necessary to retain its employees.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

Risks associated with business management

Cyberattacks could cause service interruptions or cause the quality of NTT Group’s service to decline, which may affect NTT Group’s results of operations and financial condition.

In recent years, as threats related to information security have become increasingly sophisticated and diversified, causing incidents such as damage due to cyberattacks and information leaks to emerge as social problems, developing information security countermeasures for smartphones, cloud services and other new ICT services has become an increasing concern. Given these circumstances, service interruptions or disruptions in the quality of NTT Group’s services due to cyberattacks, such as targeted attacks or unauthorized access of NTT Group’s communication networks, servers or other equipment, or the leakage, tampering or loss of information due to intrusions into company networks, could occur, which could harm NTT Group’s credibility and corporate image and thereby adversely affect NTT Group’s results of operation and financial condition.

In response to these risks, NTT Group has been promoting the introduction of the latest research results, continuously strengthening network security, and strengthening its efforts to train highly-skilled personnel in the security field.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

System disruptions, network disruptions, disruptions to business operations or issues with system architecture that occur as a result of natural disasters may affect NTT Group’s results of operations and financial condition.

NTT Group has operations both domestically and abroad, and supports society and business activities through its communications networks and information systems. In addition, NTT Group provides a multitude of services that serve as necessary lifelines that ensures people’s safety in their everyday lives.

With respect to the provision of these services, natural disasters such as earthquakes, tsunamis, typhoons and floods, pandemics such as new strains of influenza, and other issues including a larger-than-expected increase in telecommunication traffic, terrorism, armed action, regional conflict and various other events could cause system and network failure or threaten the safety of NTT Group employees. As a result, there may be occasions when disruptions in NTT Group’s business operations make it impossible to provide reliable services, which may lead to NTT Group being held liable for related damages, potentially damaging NTT Group’s credibility and corporate image.

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

In response to these risks, NTT Group has implemented a variety of measures, including strengthening the durability and water resistance of exchange offices, re-assessing its transmission lines, and making capital investments in its network facilities to strengthen network resilience, accelerate response time in the event of malfunctions and conduct safety confirmation drills for its employees in preparation for disasters. Through these various efforts, NTT Group is taking steps towards ensuring safe and secure operations of its networks and systems which are essential to the provision of services.

NTT Group also provides and delivers systems and services to customers in the system integration business, which typically operates under a service contract model in which services are completed from the receipt of orders through the delivery dates. As a result of this model, NTT Group generally assumes full contractual responsibility at all stages, but there is a possibility that a deviation from initial estimates or problems in project management at the development stage could result in cost overruns or losses due to delivery delays.

In response to these risks, for projects that are above a certain size, NTT Group has a review committee review cost estimates and the feasibility of project plans, and also monitors the progress of projects after they have been commissioned.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

NTT’s reputation and credibility may be affected by fraud or misconduct in Japan or abroad, or by inappropriate use or leaks of confidential business information and personal information.

NTT Group is subject to a wide variety of laws and regulations, as the scope of its business encompasses a variety of products and services both in Japan and abroad. As a result, some of NTT Group’s business activities require licenses, notifications, and permit approvals. In addition, it is possible that NTT Group’s growing business operations, especially outside of Japan, could be subject to additional burdens stemming from, among other things, the local rules and regulations of the countries in which NTT operates, or the lack thereof, the unpredictable nature of commercial and judicial interpretations of such local laws, the adoption of new laws and the revision of existing laws. With respect to laws and regulations, it may not always be possible to eliminate compliance risk and reputational risk from loss of credibility, including, for example, in the case of an employee’s improper personal behavior. The occurrence of any of the risks described above could adversely affect NTT Group’s business, including its reputation and credibility, as well as NTT Group’s ability to obtain new subscribers or its eligibility to secure governmental contracts, which could in turn adversely affect NTT Group’s results of operations and financial condition.

In response to these risks, based on NTT Group’s understanding that legal compliance is an extremely important corporate responsibility, NTT Group is working towards further strengthening its compliance systems in light of the recent tightening of bribery and anti-corruption laws in foreign countries, particularly the United States and the United Kingdom.

There is increasing societal demand to ensure the protection of confidential information, such as customers’ personal information, as well as increasing requirements to protect such information from a legal standpoint. However, given the further sophistication of criminal activities aimed at obtaining personal information and other confidential information, it is possible that NTT Group will be unable to eliminate the risk of a leak or misuse of confidential information.

In response to these risks, NTT Group has historically made efforts to protect confidential information, such as its customers’ personal information, and NTT Group has also implemented the “NTT Group Information Security Policy,” which requires enhanced internal information management, training and awareness-raising for officers and employees. NTT Group expects to continue being able to ensure the proper management of confidential information in accordance with this policy.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

Misuse of products and services offered by NTT Group may have an adverse impact on NTT Group’s credibility and corporate image and could expose NTT Group to liability.

NTT Group’s products and services may be inappropriately used by users. For example, if cybercrimes, such as unsolicited bulk e-mails, illegal money transfers made through online banking, or bank transfer scams, are perpetrated using NTT Group’s services, or if NTT Group customers experience incidents of unsolicited bulk e-mails being sent through its servers, NTT Group customers may be harmed as a result of these actions. Further, there has been a wide range of debate regarding minors’ access to illegal or harmful websites, and the effectiveness of filtering services intended to restrict minors from accessing such harmful sites.

In addition, there are also concerns over the increasing incidence of accidents caused by the use of mobile phones while operating vehicles or bicycles, as well as issues with increasing occurrence of problems caused by the use of mobile phones while walking. In addition, there are issues concerning the high fees charged for the excess use of paid content by subscribers and the leaking of private information by fraudulent applications and software. Such issues may adversely affect the credibility of NTT Group’s products and services, adversely impact customer satisfaction, and tarnish NTT Group’s corporate image, which may result in an increasing number of cancellations among current subscribers and an inability to acquire the anticipated number of new subscribers, which could adversely affect NTT Group’s results of operations and financial condition.

In response to these risks, NTT Group has worked to provide products and services that can be used comfortably and securely, including providing locks on smartphone use while users are walking, filtering and other functions, and has promoted awareness activities to improve knowledge and personal behaviors with respect to its products and services.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

NTT Group may be subject to unfavorable decisions in litigation or other proceedings, which could have an adverse effect on its operations.

Because NTT Group operates through a large number of sites both domestically and abroad, and offers a wide array of goods and services, it is possible that NTT Group will become a party to various types of litigation, disputes, or claims for damages. If NTT Group were to become party to any such litigation, dispute, or claim for damages, in addition to the possibility of a potential financial burden, an unfavorable decision could harm NTT Group’s credibility and corporate image, and thereby adversely affect NTT Group’s results of operation and financial condition. In response to these risks, NTT Group monitors litigation, disputes and claims against all NTT Group companies, including currently active claims and pending claims, and responds to any related developments promptly when the need arises.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

Risks associated with the Government, including rules, regulations and others

Changes or decisions regarding telecommunications regulations may affect NTT Group’s business.

The regulation of the Japanese telecommunications industry has evolved in many areas, including amendments to telecommunications laws aimed at promoting competition, protecting service users and other purposes. Decisions relating to Government regulations and the resulting changes in the telecommunications industry may affect NTT Group’s results of operations and financial condition. In response to these risks, NTT Group is taking appropriate steps to obtain necessary information on developments relating to the Government’s information and telecommunications policies and regulations, and has also presented its views through public comments and hearings.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

For a summary of Government regulations currently under review, see “Item 4—Information on the Company—Regulations.”

The frequencies that NTT Group can use are limited, and it is possible that it will not be able to secure adequate frequency spectrum for its operations.

NTT Group has limited frequencies available for its services. While the number of subscribers and the traffic per subscriber are expected to increase in conjunction with the expanded use of devices such as smartphones and tablets, if NTT Group were unable to obtain the frequency spectrum required for unhindered operation or if the start of operations on a different band frequency did not progress as planned, NTT Group may suffer degradation of service quality and incur additional costs.

In addition, NTT Group may face constraints in providing wireless services or lose subscribers to competitors, which could have a material adverse effect on NTT Group’s results of operations or financial condition. In response to these risks, NTT Group is working to obtain new frequencies and implementing carrier aggregation with respect to its mobile communications networks to improve the efficiency of frequency usage.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

For details, see “Item 4—Information on the Company—Regulations.”

NTT Group may be impacted by laws, regulations and systems relating to the environment, such as those relating to reduction of greenhouse gas emissions.

NTT Group is subject, both in Japan and overseas, to laws and regulations relating to the environment, such as those governing the reduction of greenhouse gas emissions, energy conservation, waste disposal and harmful substance removal. In the event that stricter laws and regulations and societal demands with respect to the environment materialize in the future, or new laws and regulations are introduced, costs may increase, which may impact NTT Group’s financial condition and results of operations. In response to these risks, NTT Group is working to reduce the environmental burden on society by implementing a variety of forward-looking measures, such as introducing highly efficient power supplies and reusing and recycling telecommunications facilities, in order to comply with such laws and regulations relating to the environment.

However, there can be no assurance that NTT Group’s efforts will ultimately prove to be successful.

The Government owns enough NTT Shares to give it considerable influence over whether resolutions at NTT shareholder meetings are adopted, and rules and regulations in Japan provide the Government with regulatory authority over NTT Group companies.

The Government, through the Minister of Finance, currently owns 32.39% of NTT’s issued Shares (33.70% of NTT’s outstanding Shares excluding treasury stock), which equates to 33.74% of the voting rights, calculated on the basis of issued Shares minus treasury stock and less-than-one-unit shares. The Government, in its capacity as a shareholder, votes at NTT shareholder meetings and, by virtue of its statutorily mandated position as the largest shareholder, has the power to exert considerable influence over decisions made at such meetings. In 1997, in a statement at the Diet, the Government stated that it did not intend to actively use its position as a shareholder to direct the management of NTT. In fact, the Government has not historically used its power as a shareholder to direct the management of NTT. For details regarding the regulatory authority the Government legally has with respect to NTT Group, see “Item 4—Information on the Company—Regulations.”

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

ITEM 4—INFORMATION ON THE COMPANY

NTT Group

Operations and Segment Overview

*	Figures represent NTT’s equity interest, whether direct or indirect, in each of its subsidiaries as of March 31, 2017. NTT and its principal subsidiaries listed above are all incorporated in Japan, with the exception of Dimension Data, which is incorporated in the United Kingdom.

NTT Group is the largest provider of fixed and mobile voice related services, IP/packet communications services, telecommunications equipment, system integration and other telecommunications-related services in Japan and operates one of the largest telephone networks in the world. NTT Group consists of NTT (as the holding company), its 944 subsidiaries and its 118 affiliated companies (as of March 31, 2017). The principal business segments of NTT Group are its regional communications business, long distance and international communications business, mobile communications business, and data communications business. NTT Group also has an other business segment. Details of each principal business segment and the consolidated subsidiaries within each principal business segment are described below. NTT Group’s five business segments are described under Note 18 to the Consolidated Financial Statements.

The principal services in the regional communications business segment are intra-prefectural communications services and related ancillary services. NTT’s consolidated subsidiaries in the regional communications business segment are NTT East, NTT West, and 49 other companies.

The principal services in the long distance and international communications business segment are domestic inter-prefectural communications services, services related to the international communications business, services related to the solutions business and related services. NTT’s consolidated subsidiaries in the long distance and international communications business segment are NTT COMMUNICATIONS, Dimension Data Holdings plc, NTT Security Corporation, NTT America, Inc., NTT EUROPE LTD., Lux e-shelter 1 S.a.r.l., Arkadin International SAS, RagingWire Data Centers, Inc., Virtela Technology Services Incorporated, NETMAGIC SOLUTIONS PRIVATE LIMITED, GYRON INTERNET LIMITED, NTT Plala Inc., Spectrum Holdings Inc., and 368 other companies.

The principal services in the mobile communications business segment are mobile phone services and related services. NTT’s consolidated subsidiaries in the mobile communications business segment are NTT DOCOMO(*1) and 117 other companies.

(*1)	NTT DOCOMO was incorporated in Japan as a joint-stock company in 1991. As of March 31, 2017, NTT’s ownership interest in NTT DOCOMO was 66.66% (including shares owned indirectly).

The principal services in the data communications business segment are network system services and system integration services. The consolidated subsidiaries in the data communications business segment are NTT DATA(*1), NTT DATA, Inc., NTT DATA Services, LLC, EVERIS PARTICIPACIONES, S.L.U., NTT Data International L.L.C., and 296 other companies.

(*1)	NTT DATA was incorporated in Japan as a joint-stock company in 1988. As of March 31, 2017, NTT’s ownership interest in NTT DATA was 54.21% (including shares owned indirectly).

The other business segment includes NTT’s operations, and its real estate, finance, construction and power, systems development and development of advanced technologies businesses. NTT’s consolidated subsidiaries in the other business segment are NTT Urban Development, NTT FINANCE, NTT FACILITIES, NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, and 88 other companies.

Main Services

NTT Group provides fixed-line broadband and fixed-line telephone services through NTT East and NTT West, and is the largest provider of such services in Japan. As of March 31, 2017, the number of combined NTT East and NTT West broadband service subscriptions for Hikari Access services and for ADSL services was 20,053 thousand subscriptions and 919 thousand subscriptions, respectively. Aggregate subscriber line subscriptions, which is the sum of fixed-line telephone service subscriptions and ISDN service subscriptions, totaled 21,336 thousand subscriptions. In addition, NTT Group provides internet service provider (“ISP”) services through NTT Communications and others. As of March 31, 2017, the number of ISP service subscriptions was 11,231 thousand subscriptions.

NTT Group provides mobile broadband and mobile voice communications services through NTT DOCOMO. This service is provided through two networks, LTE and W-CDMA. As of March 31, 2017, NTT DOCOMO had 74,880 thousand subscribers and was the largest provider of mobile phone services in Japan.

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

(2)	History

April 1985	NTT was incorporated as a limited liability, joint-stock company.
February 1987	NTT’s Shares were listed on the Tokyo Stock Exchange (the “TSE”) and other stock exchanges in Japan.
July 1988	NTT’s DATA Communications Division was transferred to NTT DATA System Service Corporation.
April 1992	Implemented organizational reform corresponding to the long distance and regional communications service divisions through a review of, and commitment to, a divisional system.
July 1992	Business operations relating to car phones, mobile phones, maritime telephones, aircraft passenger telephones and radio paging were transferred to NTT Mobile Communications Network, Inc.
December 1992	NTT’s electricity, construction and building management operations were transferred to NTT FACILITIES.
September 1994	NTT ADSs were listed on the New York Stock Exchange (the “NYSE”).
October 1994	NTT’s Shares were listed on the London Stock Exchange.
April 1995	NTT DATA System Service Corporation was listed on the TSE.
September 1997	NTT transferred its software headquarters business to NTT COMMUNICATIONWARE CORPORATION.
August 1998	NTT DATA System Service Corporation changed its business name to NTT DATA CORPORATION.
October 1998	NTT Mobile Communications Network, Inc. was listed on the TSE.
July 1999	Implemented a group reorganization by which NTT became a holding company. Operation of NTT’s intra-prefectural communications services was transferred to its two wholly owned subsidiaries, NTT East and NTT West, and inter-prefectural communications services were transferred to NTT COMMUNICATIONS CORPORATION, also a wholly owned subsidiary of NTT.
April 2000	NTT Mobile Communications Network, Inc. changed its business name to NTT DOCOMO, INC.
November 2000	NTT COMMUNICATIONWARE CORPORATION changed its business name to NTT COMWARE CORPORATION.
March 2002	NTT DOCOMO, INC. was listed on the London Stock Exchange and the NYSE.
November 2004	NTT URBAN DEVELOPMENT CORPORATION was listed on the TSE.
January 2009	NTT implemented a 100-for-1 common stock split.
July 2015	NTT implemented a 2-for-1 common stock split.
April 2017	NTT voluntarily delisted its ADSs from the NYSE.

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

Voluntary Delisting from the NYSE

In light of changes in the Japanese stock market environment that have taken place since NTT initially listed its ADSs on the NYSE, NTT decided to voluntarily delist its ADSs from the NYSE, effective April 3, 2017, as NTT determined that the necessity to remain listed on the NYSE had decreased while the costs associated with being an NYSE-listed company had increased. Following NTT’s delisting from the NYSE, NTT’s ADSs have traded on the U.S. over-the-counter market. NTT’s Shares are currently only listed on the Tokyo Stock Exchange.

Business Operations of Subsidiaries

NTT Group has undertaken several initiatives to improve its management efficiency and promote cost savings. These include the transfer from NTT to its subsidiaries of certain functions, including telecommunications software and systems development, facility management and maintenance, equipment sales and directory assistance. In addition, NTT Group has begun making these services available not only to NTT Group companies but also to third parties, thereby creating new revenue sources. NTT expects its subsidiaries, as independent companies, to take greater responsibility for the profits or losses of their operations and to have a stronger incentive to boost revenues and cut costs as compared to when they were divisions of NTT. As of March 31, 2017, NTT had 1,062 subsidiaries and affiliated companies. The major changes to each NTT Group company’s business operation structure are as described below.

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

In March 2016, NTT DATA agreed to acquire the Dell Services Division (consisting of Dell Systems Corporation, Dell Technology & Solutions Limited and Dell Services Pte. Ltd., and Dell Group’s IT services-related assets mainly in North America) from Dell Inc. After completing the acquisition of over 99.9% (asset value base) of Dell Services by March 6, 2017, beginning in April 2017, NTT DATA launched a new operating structure under which the Dell Services Division was consolidated with NTT DATA’s existing North American entity, NTT DATA, Inc., to begin operating as NTT DATA Services.

Implementation of Billing and Collection Operations for Communications Services and Other Charges by NTT Finance

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

Principal Business Activities

NTT Group’s businesses are segmented according to its five primary lines of business: regional communications business, long distance and international communications business, mobile communications business, data communications business, and other business. See Note 18 to the Consolidated Financial Statements attached hereto.

The business results for each principal business segment for the fiscal year ended March 31, 2017 are as follows:

Regional Communications Business Segment

In the regional communications business segment, NTT Group worked to develop its B2B2X business through the Hikari Collaboration Model, the wholesale provision of fiber-optic access infrastructure services to various service providers.

[1]	Details of Main Initiatives

With regard to the Hikari Collaboration Model, the number of service providers providing wholesale service was approximately 550 companies at the end of the fiscal year ended March 31, 2017, as NTT Group further expanded collaborative projects with not only business operators in the communications industry, energy industry, real estate industry, and security industry, but also business operators in diverse industries including the housing industry and media industry in the fiscal year ended March 31, 2017. Furthermore, in the housing industry, new use cases were born, including providing total lifestyle support after home purchases, which includes a combination of this model and HEMS service and lifestyle-related services. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 8.74 million.

With the development of the Hikari Collaboration Model, NTT Group worked to continually reduce marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, NTT Group worked to make capital investment more efficient.

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, NTT Group continually worked to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi, resulting in the number of Wi-Fi area owners reaching 557.

[2]	Number of Subscriptions for Major Services

•	FLET’S Hikari: 20.05 million subscriptions (an increase of 0.79 million subscriptions from the previous fiscal year)

(Included in the above) Hikari Collaboration Model: 8.74 million subscriptions (an increase of 4.05 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.76 million channels (an increase of 0.38 million channels from the previous fiscal year)

•	FLET’S TV: 1.52 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

Note:	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include the number of subscriptions for wholesale services provided to service providers through the use of the Hikari Collaboration Model by NTT East and NTT West.

Long Distance and International Communications Business Segment

In the Long Distance and International Communications Business Segment, in addition to enhancing its provision of seamless ICT solutions combining network and security, etc., NTT Group worked to enhance its service provision in growth areas such as cloud services and IT outsourcing.

[1]	Details of Main Initiatives

To provide an ICT solution based on a more highly reliable international network to its enterprise clients, in October 2016 NTT Group began operations of the “Asia Pacific Gateway,” NTT Group’s high-bandwidth optical submarine cable network. Additionally, to respond to demand for cloud services and data centers in various global regions, in the continually growing market of America, in addition to launching service at its Virginia Ashburn 2 (VA2) Data Center, NTT Group began construction on its Virginia Ashburn 3 (VA3) Data Center, designed to achieve strong security and high-level energy savings, thus proactively expanding its cloud platform by working to provide different variations of data centers. As a result of these initiatives, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in November 2016).

NTT Group received an IT outsourcing order from major U.K. insurance provider ReAssure UK Services Limited, and began providing infrastructure services including introduction of cloud services for the company’s servers and security oversight services.

[2]	Number of Subscriptions for Major Services

•	Number of customers for Cloud Services: 9,000 customers (an increase of 700 customers from the previous fiscal year)

•	Hikari TV: 3.02 million subscriptions (a decrease of 0.03 million subscriptions from the previous fiscal year)

Mobile Communications Business Segment

In the Mobile Communications Business Segment, NTT Group has worked toward the promotion of sales of the billing plan, “Kake-hodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various business partners and providing new value-added services to enhance profitability in the smart life area.

[1]	Details of Main Initiatives

In addition to continuing to promote the sales of its “Kake-hodai & Pake-aeru,” as a billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, in November 2016 NTT Group began offering its “docomo Child Raising Support Program” and other initiatives, working to enhance returns to its customers. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru” reached 37.07 million.

By utilizing the Hikari Collaboration Model from the Regional Communications Business Segment, NTT Group promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 3.40 million.

In order to strengthen profitability in the Smart Life area, NTT Group pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners, and expanded its content, finance, and settlement services. Specifically, NTT Group collaborated with Perform Group to begin providing the sports streaming service “DAZN for docomo,” and worked to expand the number of member stores for its “d POINTs” loyalty point program.

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

To increase its presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services, NTT Group acquired the businesses of the Dell Services Division, which has been highly regarded by customers for providing digital solutions and BPO services tailored to the healthcare industry.

To create new finance-related services through open innovation, together with venture firms and regional banks, NTT Group established the “BeSTA FinTech Lab,” working to provide new services utilizing FinTech including the implementation of practical testing of information distribution services with location data.

Aiming for the expanded use of global geospatial information, creation of new markets, and the stimulation of related industries, in April 2016 NTT Group began to offer the world’s highest-resolution “AW 3D® Global High-resolution 3D Map” developed with the Remote Sensing Technology Center of Japan (RESTEC) to all global land spaces.

Other Business Segment

In the Other Business Segment, NTT Group mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

Real Estate Business

NTT Group pursued its office and retail operations centered on office buildings and commercial facilities and its residential operations principally through the “Wellith” brand. Furthermore, NTT Group utilized its know-how developed in these operations to pursue global and hotels & resorts businesses.

Finance Business

NTT Group provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

Construction and Electric Power Business

By combining and utilizing its technology in ICT, energy, and construction to the fullest extent, NTT Group designed and built large-scale solar power generation systems and data centers.

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

In April 2013, NTT established NTT Innovation Institute, Inc. (“NTT I3”) as a new R&D center in North America. NTT Group is strengthening the development of its Global Cloud services by promoting the development of services tailored to the North American market through research and development relating to cloud services, next-generation networks and other areas. Additionally, in June 2016, NTT established NTT Security Corporation, a specialized security company that offers services based on the advanced analytics technologies, threat intelligence and security experts of NTT Com Security, Solutionary, Dimension Data, NTT Innovation Institute and NTT Communications. NTT Security started its business operations in August 2016, and provides advanced managed security services (MSS) and professional specialized security services that support the entire security life-cycle, through NTT operating companies worldwide.

NTT Group, as its customers’ continued “Value Partner” of choice, is able to develop on a global scale and promote simple and secure Global Cloud services that encompass applications, networks, and cloud platforms as the cornerstone of its business, in order to provide support for the business model innovations of its corporate customers. NTT Group takes advantage of its ability to provide group-wide full-stack services revolving around cloud services by virtue of collaboration between its individual companies, and its ability to consistently land orders for large cloud projects is one example of its record for success. As a result of these initiatives, overseas sales reached $16.90 billion in the fiscal year ended March 31, 2017.

Going forward, in order to continue to generate greater profits from its international business, NTT Group will also continue to work to achieve stable growth in sales by strengthening its services, products, sales processes and marketing. NTT Group will also aim to promote cost efficiency by reducing procurement costs and streamlining and optimizing its services and operations.

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

Dimension Data offers services tailored to the characteristics of countries and clients worldwide, and is working both to maintain and optimize the strengths of these traditional core services and at the same time further expand its presence and increase its revenues in growth areas such as cloud services, IT outsourcing and security. Dimension Data’s investment strategy is to grow its revenues and the size of its business and expand its geographic reach. It is focused on scaling in large, established markets, increasing its market share in the existing geographies in which it operates and expanding into new countries and areas.

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

NTT DOCOMO aims to strengthen its collaborations with mobile phone service providers by creating new business synergies, such as by launching services for foreign visitors to Japan and developing new services overseas that fully utilize the results of NTT DOCOMO’s domestic corporate collaboration initiatives in Japan, among other initiatives.

Further, in recent years, NTT DOCOMO has worked to collaborate with various overseas business entities to provide a variety of services based on the construction of a global cloud platform.

DOCOMO PACIFIC, INC.

In May 2013, NTT DOCOMO acquired MCV Guam Holding Corp., the largest cable television and Internet service provider in Guam and the Commonwealth of the Northern Mariana Islands. This acquisition was intended to strengthen DOCOMO PACIFIC, INC.’s operational base by improving its market competitiveness.

In January 2016, MCV Guam Holding Corp. merged with DOCOMO PACIFIC, INC.

DOCOMO PACIFIC (SAIPAN), INC.

In March 2016, MCV Guam CNMI Holding Corp., which had previously been a subsidiary of MCV Guam Holding Corp., changed its name to DOCOMO PACIFIC (SAIPAN), INC., as a subsidiary of DOCOMO PACIFIC, INC. DOCOMO PACIFIC (SAIPAN), INC. conducts business operations in Guam and the Northern Mariana Islands.

DOCOMO Digital Limited

In August 2009, NTT DOCOMO established DOCOMO Digital GmbH in Germany as an entity to manage European subsidiary companies involved in the operation of content sales and carrier settlement platform businesses. Subsequently, in December 2016, DOCOMO Digital GmbH merged with DOCOMO Digital Limited, which had been established in England in January 2016, and the merged company’s headquarters were moved to London.

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

Dell Services

In March 2016, NTT DATA agreed to acquire the Dell Services Division (consisting of Dell Systems Corporation, Dell Technology & Solutions Limited and Dell Services Pte. Ltd., and Dell Group’s IT services-related assets mainly in North America) from Dell Inc. After completing the acquisition of over 99.9% (asset value base) of Dell Services by March 6, 2017, beginning in April 2017, NTT DATA launched a new operating structure under which the Dell Services Division was consolidated with NTT DATA’s existing North American entity, NTT DATA, Inc., to begin operating as NTT DATA Services.

NTT DATA Services has a strong business base with its major clients, including health insurance companies and medical institutions, companies in manufacturing industries and service industries, financial institutions and the United States federal government. NTT DATA Services has been highly regarded by customers for providing digital solutions and BPO services tailored to healthcare insurance companies and medical institutions. Through the acquisition of this Division, NTT Group aims to expand its business in the relevant industries of North America, and at the same time also strengthen its services that utilize its cutting-edge technology and BPO services.

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

The environment surrounding the Japanese mobile communications market has undergone dramatic change due to the rapid proliferation of smartphones and tablet devices and developments related to the government’s competition policy (such as the adjustment of discounts contingent on device purchases as a result of the implementation of the Guidelines for Optimization of Purchase Subsidies for Smartphone Terminals, and the

promotion of the entry of Mobile Virtual Network Operators (MVNOs) into the market as a result of the amendment of the Guidelines regarding the application of the Telecommunications Business Act and the Radio Act to MVNO) and other factors.

There are presently three MNOs (mobile network operators) in the market: NTT DOCOMO, the KDDI Group and the SoftBank Group. As of March 31, 2017, NTT DOCOMO had a market share of 46.0%, whereas the KDDI Group and the SoftBank Group had market shares of 29.8% and 24.2%, respectively. NTT Group believes that with the rising mobile phone market penetration rate, the Japanese mobile communications market has largely matured, and as a result the competitive environment for acquiring new customers and further improving services remains difficult. The growth rates for NTT DOCOMO’s mobile phone subscriptions for the fiscal years ended March 31, 2015, 2016 and 2017 were 5.5%, 6.6% and 5.5%, respectively. While growth in new subscriptions for conventional voice usage is expected to be limited going forward in view of the rising market penetration rate and Japan’s decreasing population, recently, increased demand for a second tablet device, expanding sales of embedded communication modules due to substantial demand in the corporate customer market, and other factors are contributing to the increase in new subscriptions.

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

NTT Group expects the solutions business to be a major area of growth in the information services market. For similar reasons, hardware vendors and others are now shifting their focus to this business. Furthermore, information service companies from India that continue to grow rapidly as well as other existing major information service companies are actively entering the global market, resulting in intensifying global competition. Specifically, in the cloud services market, in addition to system integrators and communications carriers, various types of businesses are entering the market, such as participants who were not originally IT service providers and cloud service businesses.

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

Under the NTT Act, NTT East and NTT West became responsible for providing universal services and were designated as eligible telecommunications carriers by the Minister. In the fiscal year ended March 31, 2017, the aggregate amount of compensation to NTT East and NTT West in connection with the USF was ¥6.8 billion, and in the fiscal year ending March 31, 2018, the aggregate amount of compensation to NTT East and NTT West is expected to be ¥6.9 billion.

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

•

“Price cap regulation” is a system that sets maximum limits on rates. As the actual charge indexes for NTT East and NTT West are below the level of the standard charge index applicable to the one-year period beginning on October 1, 2016, no price adjustments pursuant to the price cap regulation have been made.

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

In order to maintain low barriers to entry by other carriers through the lowering of interconnection charges, NTT East and NTT West have employed a future cost method that designates the four-year period from the start of the fiscal year ended March 31, 2017 to the end of the fiscal year ending March 31, 2020 as the computation period in order to calculate subscriber optical fiber interconnection charges. For these interconnection charges, NTT Group has introduced a cost difference adjustment system under which adjustments are made by adding the difference between the actual revenue from interconnection charges and the actual cost of interconnection charges for the following year and future years, which NTT believes will eliminate the risk of unrecoverable amounts.

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

Regulations Imposed on NTT DOCOMO

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

As of March 31, 2017, the total number of issued Shares of NTT was 2,096,394,470, of which the Government owned 679,123,568 Shares or 32.39% of the issued Shares (33.70% of outstanding Shares excluding treasury stock). In December 2000, NTT issued 300,000 new Shares (equal to 60 million Shares after a 100-for-1 stock split in 2009 and a 2-for-1 stock split in 2015) in a public offering. These Shares are not included in the total number of issued Shares when calculating the percentage of Government-owned Shares. The total number of Government-owned Shares includes Shares which are unregistered because of a failure in the transfer of title, and such Shares are therefore not actually owned by the Government. These Shares are nominally owned by the Government but are excluded from the total number of Shares owned by the Government when calculating the percentage of Government-owned Shares. If these conditions are taken into account, the percentage of Government-owned Shares is 33.33%.

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

For the fiscal year ended March 31, 2017, the Government designated 59,000,043 Shares as the maximum number of Shares that it would sell; of these, NTT repurchased 59,000,000 Shares as treasury stock on June 14, 2016.

Capital Investments

NTT Group’s capital investments for the fiscal years ended March 31, 2015, 2016 and 2017 are shown in the table below:

	Year ended March 31,
	2015	2016	2017
	(in millions of yen)
Regional communications business	¥666,164	¥622,131	¥583,358
Long distance and international communications business	198,112	227,564	244,859
Mobile communications business	661,765	595,264	597,078
Data communications business	140,900	134,030	158,140
Other business	150,582	108,217	116,592

Total	¥1,817,523	¥1,687,206	¥1,700,027

NTT Group used the capital investment amounts shown above, determined on an accrual basis, to acquire tangibles and intangibles. The table below presents the difference between the amount of capital investments shown above and the amount presented on the consolidated statements of cash flows under “Payments for property, plant and equipment” and “Payments for intangibles.”

	Year ended March 31,
	2015	2016	2017
	(in millions of yen)
Payments for property, plant and equipment	¥1,444,917	¥1,265,622	¥1,301,697
Payments for intangibles	358,209	371,924	400,110
Total	1,803,126	1,637,546	1,701,807

Difference in capital investment amounts	¥(14,397)	¥(49,660)	¥1,780

Capital investment for each principal business segment in the fiscal year ended March 31, 2017 was as follows:

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

In the mobile communications business segment, NTT Group promoted the focused expansion of “PREMIUM 4G” in high-traffic areas in urban districts in order to deliver a network that provides “even better amenities” for its customers. In addition, in order to even further expand its service area, NTT Group developed LTE base stations nationwide. NTT Group also sought to strengthen its management foundation by streamlining capital investments, reducing procurement costs and other expenses, and further increasing efficiency in the construction of telecommunication facilities. In addition, with the objective of improving efficiency in operational costs in the future, NTT Group proactively introduced high-performance equipment to enable the consolidation of its facilities and increases in their capacity.

In the data communications business segment, NTT Group made capital investments primarily in the financial sector.

NTT Group records its physical plant assets as follows:

	As of March 31, 2017
	Telecom Facilities	Land	Buildings	Other	Total
	(in millions of yen)
Regional communications business	¥3,306,588	¥423,317	¥819,284	¥320,933	¥4,870,122
Long distance and international communications business	214,865	67,789	275,608	941,473	1,499,735
Mobile communications business	1,641,874	198,178	307,443	1,242,172	3,389,667
Data communications business	89,506	63,782	109,000	865,497	1,128,685
Other business	—	539,619	467,299	289,480	1,296,398

Total	¥5,252,833	¥1,292,685	¥1,979,534	¥3,659,555	¥12,184,607

NTT Group forecasts ¥1,700.0 billion in capital investments for the fiscal year ending March 31, 2018, the same amount as compared to the previous fiscal year, as a result of its plans to continue improving the efficiency of capital investments for the regional communications business segment and the mobile communications business segment, while also increasing capital investments for facilities related to the data communications business, among others. The following is a breakdown of expected investments by principal business segment:

Year ending March 31,
2018
(in millions of yen)
Total	¥1,700,000

Principal business segments:
Regional communications business	¥555,000
Long distance and international communications business	249,000
Mobile communications business	570,000
Data communications business	192,000

Notes:	(1)	The above figures do not include consumption tax.
	(2)	NTT Group plans to procure the required funds from cash on hand, the issuance of corporate bonds and long-term debt.

Property, Plants and Equipment

The properties of NTT Group are used to provide nationwide telecommunications services in Japan and are generally in good operating condition.

As of March 31, 2017, the total balance sheet amount of NTT Group’s fixed assets was ¥ 37,005.6 billion. The breakdown of these fixed assets is 29.8% telecommunications equipment (primarily central office equipment including switching installations); 43.4% telecommunications service lines; 16.6% building and structures; 5.5% machinery, vehicles and tools (vehicles, office equipment, fixtures, etc.); 3.5% land; and 1.1% construction in progress.

NTT Group networks are continually being updated, and NTT Group believes that its networks are appropriate for its present operations. NTT Group will increase capital investments for data center and cloud network-related growth and for growth in other areas, while continuing to make efficient domestic capital investments.

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

Research and Development

NTT Group pursued a range of R&D pursuant to its Medium-Term Management Strategy “Towards the Next Stage 2.0.” NTT Group established the “corevo®” brand, a collective term for NTT Group’s AI technology, and promoted collaboration with partners in various industries. Furthermore, in order to commercialize the results of development, NTT Group developed business plans tailored to market trends based on its Comprehensive Commercialization System and worked to promote development for practical use.

Initiatives to Expand B2B2X Business

In the area of edge computing technology, which accomplishes the real-time and wide-ranging processing of data in the IoT age, NTT Group agreed to collaborations with FANUC CORPORATION to further the optimization of the manufacturing field, and with TOYOTA MOTOR CORPORATION to further technological development and technological evaluation in the field of connected cars.

In partnership with Mitsubishi Heavy Industries, Ltd., NTT Group developed a prototype for a control system that automatically detects and defends against cyberattacks on industrial equipment including public infrastructure.

Utilizing the “angle-free object search technology (corevo®),” which can recognize and search for objects photographed from any angle with a high level of precision, NTT Group implemented joint testing with Seven & i Holdings Co., Ltd. to search for and provide information on products in convenience stores, and with Tokyo Metro Co., Ltd. within subway stations to provide current location data with photos taken of station map signs and to provide limited-time offers through photos taken of advertising posters.

Aiming to increase manufacturing facility operating rate and product quality, NTT Group provided Hitachi Zosen Corporation with “abnormal sound detection technology (corevo®),” which objectively visualizes and analyzes the characteristics of both operating sounds and malfunctions of manufacturing facility devices.

NTT Group implemented joint practical testing among six group companies to further the realization of services using a device coordination technology (corevo®) centered on communication robots.

Research and Development to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

NTT Group developed an “operation-collaboration function,” which facilitates cost reductions by service providers through the use of the Hikari Collaboration Model by cataloging the services of telecommunications operators and service providers, including competitors, and consolidating the management of multiple services from the point they are ordered through the start of service and maintenance.

NTT Group developed software which makes high-quality and low-cost network services possible by using general-purpose products utilized in data centers and other facilities.

NTT Group developed “malfunction source estimation technology (corevo®)” which largely reduces the time required to investigate the cause of a network malfunction by autonomously extracting the causal relationship between the network malfunction and the alarm sent from the device.

Research and Development that Enable Highly Immersive New Experiences

NTT Group developed a training system for professional baseball players using “athlete first-person vision synthesis technology,” which enables players to experience simulations of pitches with a high degree of realism, and carried out practical testing with RAKUTEN BASEBALL, INC. (Tohoku Rakuten Golden Eagles).

NTT Group developed “MaPieceTM” technology, which allows even those without specialized knowledge to easily collect accessibility information on steps and stairs required to provide directions to wheelchair users, as well as 2.5D map representation technology that realizes simple relief map display that is easy to understand even for foreign visitors to Japan.

Utilizing “Kirari!®” technology, which provides ultra-high presence “as if you were there” experiences, NTT Group implemented practical testing of its overseas real-time broadcasting technology to broadcast video from a studio in Japan to the 2017 SXSW (South by Southwest) in Austin, Texas as well as broadcasting the “KABUKI LION SHI-SHI-O: The Adventures of the Mythical Lion show” performed in Las Vegas, Nevada by SHOCHIKU Co., Ltd. to Japan.

In order to be able to provide entirely new services that touch the senses and emotions of humans and create new awe-inspiring experiences in public spaces moving forward into 2020, NTT Group began joint research with the international media art research institute Ars Electronica Futurelab.

NTT Group conducted practical testing of digital signage which simultaneously delivers information at the time of disaster and provides information based on the language and location of foreign tourists to ensure that urban functions are comfortable and safe.

Promoting Cutting-edge Research

NTT Group developed a “Quantum Neural Network” calculator based on an entirely new principle of using light to quickly solve problems which are difficult for traditional computers, such as searching for chemical compounds in drug development.

NTT Group was the first in the world to solve the macroscopic realism problem of whether the quantum mechanical behavior of a single electron appears in the everyday macroscopic world.

To discover how the brains of superior athletes regulate their mental state and control their bodily movements to deliver top-level performance, NTT Group launched the “Sports Brain Science Project” to elucidate the brain’s information processing in order to “Train the Brain to Win,” and started R&D.

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Results

NTT Group accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track based on the medium-term management strategy “Towards the Next Stage 2.0” formulated and announced in May 2015.

Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

In order to enhance NTT Group’s global provision of security services, NTT Group established NTT Security Corporation for the integration of NTT Group’s specialized security technologies and service platforms.

NTT Group promoted cross-selling through collaboration among group companies through its global network, cloud migration, and IT outsourcing projects and received orders from customers in a range of industries from various global regions, including Public Transport Victoria in Australia, as well as the finance, manufacturing, and shipping industries.

While streamlining and optimizing its services and operations in NTT Group’s global cloud business, in procurement, NTT Group has promoted the unified specifications of procured goods and narrowing down of models to cut procurement costs, working to reform its business structure to strengthen the competitiveness of the entire NTT Group.

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

NTT Group continued to work to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, NTT Group worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, through project teams formed in FY2015, NTT Group reviewed initiatives aimed at cost reduction and generating profits.

Status of Initiatives to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the Olympic and Paralympic Games Tokyo 2020 and the Japanese government’s “Vitalization of Local Economies” initiatives. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standard of the next generation.

In the sports business, NTT Group developed its B2B2X business through collaborations with the J. League and the U.K.-based Perform Group. As a test case, at NACK5 Stadium Omiya, the home stadium of the J. League soccer club Omiya Ardija, NTT Group implemented the creation of smart stadiums, working to create a new way to enjoy the match through fans’ smartphones and to stimulate the local communities by mutually referring customers to nearby businesses.

NTT Group also began to roll out smart stadiums in J. League stadiums nationwide, establishing Wi-Fi access in Yurtec Stadium Sendai as the first project. Additionally, NTT Group launched a new sports content distribution service including video from J. League matches. NTT Group made the “DAZN for docomo” service provided to smartphone users, and provided the “DAZN for docomo” and “DAZN” services for IP TV users through “Hikari-TV.”

NTT Group promoted collaboration in the entertainment field including traditional arts such as joint testing with SHOCHIKU Co., Ltd. on a collaboration between NTT Group’s cutting-edge audiovisual recognition technology and kabuki.

In addition to NTT Group’s agreement with FANUC CORPORATION, which involves collaborative projects in the area of making factories smarter by utilizing edge computing technology and application distribution technology, NTT Group promoted collaborations in a range of industrial fields, including initiatives to make agriculture smarter by monitoring crop-raising conditions through sensor information, aerial drone photography, and image analysis.

In July 2016, the “Sapporo City ICT Utilization Platform Study Panel” was established with the goal of utilizing Sapporo City’s ICT to resolve regional social issues using NTT Group’s ICT technology in fields starting with tourism and sports, and including traffic and snow control, health, and childcare. NTT Group promoted the utilization of ICT in the tourism field in Sapporo City by collecting and analyzing big data (the flow of people and purchasing data centered on tourists) from Sapporo City and regional commercial facilities. Additionally, to establish Sapporo’s brand as a tourism and sports city, at the 2017 Sapporo Asian Winter Games held in February 2017, NTT Group proposed a new way to watch sports using cutting-edge ICT, working to invigorate sports tourism.

Note:	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

Status of Initiatives for Sustained Improvement in Corporate Value

While working to minimize medium- to long-term business risks by appropriately responding to social and environmental issues at NTT Group, NTT Group is promoting initiatives toward sustained improvement in corporate value by making effective contributions to the resolution of social and environmental issues through NTT Group’s business activities. Taking into account the UN’s “Sustainable Development Goals: SDGs,” NTT Group has been engaged in various activities including modifying the “NTT Group CSR Charter” in May 2016 and affirming NTT Group’s agreement with the SDGs in September 2016.

Status of Initiatives for Cybersecurity

While promoting cutting-edge R&D and moving forward with the development of the latest R&D results, NTT Group promoted a group-wide initiative through the “Group CISO Committee.” Furthermore, through the newly established NTT Security Corporation, NTT Group has created a system to provide cutting-edge security technology to NTT Group’s customers. Additionally, in terms of the nationwide issue of developing IT security engineers, NTT Group promoted human resource development within NTT Group and participated in the study panel for inter-industry human resources development, contributing to security personnel development on a national level.

Status of Initiatives to Ensure Diverse Personnel Can Demonstrate their Talents

Recognizing diversity management as a key part of NTT Group’s management strategy, NTT Group has striven to ensure diverse personnel can demonstrate their talents. For example, in terms of sexual minorities such as LGBT persons, in addition to receiving the highest level “GOLD” evaluation in the “PRIDE Index,” which evaluates companies’ approaches to sexual minorities such as LGBT persons, NTT Group promoted initiatives such as clarifying that the systems including leave for marriage also apply to same-sex partners. Furthermore, in terms of NTT Group’s “Work Style Reform,” NTT Group is actively promoting the usage of the teleworking and flextime systems, regardless of rank or position, to create an easier working environment for all of NTT Group’s employees.

Status of Initiatives for the Environment

In September 2016, NTT Group announced the “NTT Group Environmental Statement” and “The Eco Strategy 2030,” pledging to contribute to lowering the environmental burden on society while contributing to adapting to climate change and preserving the ecosystem by providing ICT services and cutting-edge technology. While continuing to promote energy saving and cost cutting by introducing cutting-edge electrical power units, NTT Group is also contributing to energy saving in society through sales of these units.

In addition to the above, NTT Group has taken group-wide initiatives to ensure the high stability and reliability of NTT Group’s networks. While quickly and efficiently recovering networks following the 2016 Kumamoto Earthquake, NTT Group also provided support to those affected by the disaster by installing a temporary free Wi-Fi hotspot in the evacuation center.

Business Outlook

Business Development Pursuant to the Medium-Term Management Strategy

In line with its Medium-Term Management Strategy “Towards the Next Stage 2.0,” NTT Group will continue to work to reform its business structure and increase its capital efficiency through stock repurchases, aiming to grow its EPS (earnings per share) to 400 yen or more by the fiscal year ending March 31, 2018.

Initiatives to Expand Global Business and Increase Overseas Profit Generation

To realize solid sales growth in its overseas business, NTT Group will work to further enhance its global business promotion system as well as its services and products. Furthermore, by expanding its global accounts and promoting up-selling and cross-selling, NTT Group will work to enhance its sales and marketing. Additionally, NTT Group will continue to work to reform its business structure by maximizing cost efficiency and strengthening group governance and risk management.

Initiatives to Improve Efficiency and Enhanced Profitability of Domestic Network Business

In the highly competitive domestic fixed-line communications market and mobile communications market, NTT Group will continue to make efforts toward profit generation through increased efficiency in capital investment and cost reductions.

Specifically, in relation to the increased efficiency in capital investment, NTT Group will work to make networks simplified and streamlined, to utilize the results of research and development including software control technology, to further increase the usage efficiency of existing facilities, and to unify specifications of procured goods and narrow down models in order to cut procurement costs. Additionally, NTT Group will work to make its IT systems more efficient through the use of the latest technology, including virtualization as well as shared platforms.

With regard to cost reductions, NTT Group is continually enhancing initiatives to improve work processes by further standardizing and systematizing work. NTT Group will boost the competitiveness of its products and services through cost reductions, improve its user service and enhance returns to its customers, while simultaneously working to establish simple, efficient business operations based on its transition to the B2B2X model and other initiatives.

Initiatives to Expand B2B2X Business

NTT Group is supporting the communications services field as a Gold Partner (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020, and NTT Group sees the initiative to bring about Society 5.0 (the creation of a new smart society that helps to resolve social issues), which is being promoted through public-private partnerships, as a great opportunity to utilize its collective strength and organically use its national-scale fixed-line and mobile broadband networks, as well as its technology and know-how in the information systems field.

In particular, by expanding its collaborations with businesses in other fields and local governments, NTT Group will accelerate the transition to the B2B2X model and work to create new value and emotions aimed at resolving social issues. Through the above efforts, NTT Group will create services that will be inherited as the standard of the next generation and connect to sustained growth in its domestic business.

Promotion of Fundamental Research & Development

NTT Group will develop the core technologies required for the achievement of its Medium-Term Management Strategy, including cloud, security, AI, and IoT in order to contribute to the acceleration of profit creation. NTT Group will also develop technology to reduce equipment cost by segmentalizing functions of network equipment and to reduce the time required for network building, maintenance, and operations. Simultaneously, through the promotion of collaboration with other companies toward the creation of new value, NTT Group will consistently transform output of R&D into new businesses and proactively expand both in Japan and abroad.

Initiatives for Sustained Improvement in Corporate Value

In accordance with the guidelines set out in “NTT Group CSR Charter,” NTT Group will help resolve the many social and environmental issues that exist both in and outside of Japan and promote collective initiatives toward improved corporate value and the sustainable development of society.

Initiatives for Cybersecurity

To continue to counter increasingly diverse and large-scale cyberattacks on international events, governments, and companies, while promoting the introduction of the latest R&D results, NTT Group will enhance its initiative to develop security personnel with high-level skills.

Initiatives to Ensure Diverse Personnel Can Demonstrate their Talents

NTT Group respects and utilizes personnel with diverse values and individuality, creating a work environment that ensures diverse personnel can demonstrate their talents, irrespective of gender, age, race, nationality, disability status, sexual orientation, or gender identity, advancing initiatives to deepen understanding of work-life management among all of its employees, and promoting its “Work Style Reform.”

Initiatives for the Environment

In accordance with the “NTT Group Environmental Statement,” NTT Group is promoting initiatives to contribute to lowering the environmental burden and adapting to climate change through the services and technologies provided by the Group companies such as its ICT services, as well as to preserve ecosystems in cooperation with all of its stakeholders including its business partners and local communities. Furthermore, NTT Group is continually working to improve energy efficiency and resource circulation throughout its business activities.

In addition to the above initiatives, to secure high levels of stability and reliability for its network, NTT Group will work to provide even safer and more secure services through the accumulation of everyday network operational knowhow and implementation of disaster drills based on its collaborative frameworks with external agencies.

Results of Operations

The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016

Operating Results

	Year Ended March 31,
	2016	2017	Change	Percent Change
	(in billions of yen)
Operating revenues:	11,541.0	11,391.0	(150.0)	(1.3)%
Fixed voice related services	1,330.0	1,233.9	(96.1)	(7.2)%
Mobile voice related services	837.8	865.3	27.5	3.3%
IP/Packet communications services	3,757.8	3,809.0	51.1	1.4%
Sales of telecommunications equipment	953.0	806.5	(146.5)	(15.4)%
System integration	3,063.5	3,041.6	(21.9)	(0.7)%
Other	1,598.8	1,634.8	35.9	2.2%
Operating expenses	10,192.8	9,851.2	(341.6)	(3.4)%
Operating income	1,348.1	1,539.8	191.6	14.2%
Other income (expenses)	(18.9)	(12.0)	6.9	36.4%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,329.3	1,527.8	198.5	14.9%
Income tax expense (benefit)	354.8	468.4	113.5	32.0%
Equity in earnings (losses) of affiliated companies	5.8	(0.0)	(5.8)	—
Net income	980.2	1,059.4	79.2	8.1%
Less—net income attributable to noncontrolling interests	242.5	259.2	16.8	6.9%
Net income attributable to NTT	737.7	800.1	62.4	8.5%

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprising fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other.

Operating revenues in the fiscal year ended March 31, 2017 decreased 1.3% from the previous fiscal year to ¥11,391.0 billion. This decrease was due to such factors as exchange rate fluctuations due to the appreciation of the yen, despite the increase in revenues from mobile communications services in the mobile communications business segment and continued expansion due to NTT Group’s overseas business.

Operating revenues for each service category for the fiscal year ended March 31, 2017 are summarized as follows:

Fixed Voice Related Services

NTT Group’s fixed voice related services include a portion of the services it provides in the regional communications business segment and long distance and international communications business segment, such as telephone subscriber lines, INS-Net, conventional leased circuits and high speed digital.

Fixed voice related revenues for the fiscal year ended March 31, 2017 decreased 7.2% from the previous fiscal year to ¥1,233.9 billion, accounting for 10.8% of total operating revenues. This was due to a continued decline in the number of subscriptions for telephone subscriber lines and INS-Net caused by the increased popularization of mobile phones and optical IP telephones, and an increase in free or low-priced communications services offered by OTT operators (content distribution services utilizing other companies’ communications infrastructure, allowing a service provider to distribute services without owning its own communications infrastructure).

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as LTE (Xi).

Mobile voice related revenues for the fiscal year ended March 31, 2017 increased 3.3% from the previous fiscal year to ¥865.3 billion, accounting for 7.6% of total operating revenues. This was due to, among other things, growth in Voice ARPU.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari, a portion of the services it provides in the long distance and international communications business segment, such as Arcstar Universal One, IP-VPN, and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as LTE (Xi) packet communications services.

In the fiscal year ended March 31, 2017, revenues from IP/packet communications services increased 1.4% from the previous fiscal year to ¥3,809.0 billion, accounting for 33.4% of total operating revenues. This increase was due to, among other things, the increased use of packets under the “Kake-hodai & Pake-aeru” billing plan and an increase in the number of subscriptions to docomo Hikari in the mobile communications business segment, despite a decrease in revenues due to the progress of transfers to the Hikari Collaboration Model in the regional communications business segment.

Sales of Telecommunications Equipment

This category includes a portion of the services NTT Group provides in the regional communications business segment and the mobile communications business segment.

In the fiscal year ended March 31, 2017, revenues from telecommunications equipment sales decreased 15.4% from the previous fiscal year to ¥806.5 billion, accounting for 7.1% of total operating revenues. This decrease was primarily due to a decrease in the number of wholesale sales of handsets, such as smartphones, in the mobile communications business segment.

System Integration

NTT Group’s system integration services include its data communications business segment and a portion of the services it provides in the long distance and international communications business segment and the regional communications business segment.

In the fiscal year ended March 31, 2017, revenues from system integration decreased 0.7% from the previous fiscal year to ¥3,041.6 billion, accounting for 26.7% of total operating revenues. This decrease was due to factors such as the impact of exchange rate fluctuations on overseas business, despite growth in both domestic and overseas business.

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and the Smart Life area in the mobile communications business segment.

In the fiscal year ended March 31, 2017, revenues from other services increased 2.2% from the previous fiscal year to ¥1,634.8 billion, accounting for 14.4% of total operating revenues. This increase was due mainly to an increase in revenues associated with operations in the Smart Life area in the mobile communications business segment.

Operating Expenses

Operating expenses in the fiscal year ended March 31, 2017 decreased 3.4% from the previous fiscal year to ¥9,851.2 billion. The reasons for the decrease are discussed below. Personnel expenses and expenses for purchase of goods and services and other expenses, described below, are included in cost of services, cost of equipment sold, cost of system integration, and selling, general and administrative expenses in the consolidated statements of income.

Personnel Expenses

Personnel expenses in the fiscal year ended March 31, 2017 decreased 1.0% from the previous fiscal year to ¥2,276.8 billion. This decrease was mainly due to a decrease in personnel expenses in the regional communications business segment due to employee retirements among other factors, despite the continued increase of personnel expenses in the data communication business segment.

Expenses for Purchase of Goods and Services and Other Expenses

In the fiscal year ended March 31, 2017, expenses for purchase of goods and services and other expenses decreased 1.1% from the previous fiscal year to ¥5,612.0 billion. This decrease was mainly due to efforts to improve operational efficiency leading to reduced expenses in the regional communications business segment, long distance and international communications business segment, mobile communications business segment and elsewhere, despite an increase in the number of consolidated overseas subsidiaries.

Depreciation and Amortization Expenses

Depreciation and amortization expenses in the fiscal year ended March 31, 2017 decreased 17.2% from the previous fiscal year to ¥1,462.2 billion. This decrease was mainly due to the change in NTT Group’s method for calculating depreciation of property, plant, and equipment from the declining-balance method to the straight-line method, in addition to improved efficiency in capital investments in the regional communications business and mobile communications business.

Operating Income

As a result of the foregoing, operating income for the fiscal year ended March 31, 2017 increased 14.2% from the previous fiscal year to ¥1,539.8 billion.

Other Operating Revenues and Expenses

Other Income (Expenses)

Other expenses for the fiscal year ended March 31, 2017 decreased to ¥(12.0) billion, from ¥(18.9) billion in the previous fiscal year.

Income before Income Taxes and Equity in Earnings (Losses) of Affiliated Companies

Net income before income taxes in the fiscal year ended March 31, 2017 increased 14.9% from the previous fiscal year to ¥1,527.8 billion for the reasons discussed above.

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2017, income tax expense increased 32.0% from the previous fiscal year to ¥468.4 billion. This increase in income tax expense was due to an increase in net income before income taxes, in addition to the reduction to “Income tax expenses (benefit): Deferred” that occurred in the fiscal year ended

March 31, 2016 due to the decrease of the valuation allowance resulting from the change in the estimate of realizability of deferred tax assets by NTT West and NTT DOCOMO. As a result, effective tax rates for the fiscal year ended March 31, 2016 and for the fiscal year ended March 31, 2017 were 26.69%, and 30.66%, respectively.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies for the fiscal year ended March 31, 2017 was approximately equivalent to the previous fiscal year, decreasing to ¥(0.0) billion compared to ¥5.8 billion for the previous fiscal year.

Net Income and Net Income Attributable to NTT

As a result, net income for the fiscal year ended March 31, 2017 increased 8.1% from the previous fiscal year to ¥1,059.4 billion. Net income attributable to NTT (excluding the portion attributable to non-controlling interests) for the fiscal year ended March 31, 2017 increased 8.5% from the previous fiscal year to ¥800.1 billion.

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 18 to the Consolidated Financial Statements.)

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

An overview of the operational results for each business segment is as follows (intersegment revenues are included in the operating revenues, operating expenses and operating income of operational results for each business segment):

The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016

		Fiscal Year Ended March 31, 2017
Service Types		Operating Revenues (billions of yen)	Comparison with Previous Fiscal Year (%)
Regional communications business	Fixed voice related services	1,210.6	(6.7)%
	IP/packet communications services	1,540.8	(1.5)%
	System integration services	166.2	3.1%
	Other services	390.6	1.7%
	Total (including intersegment revenues)	3,308.2	(2.9)%
	Intersegment	571.5	14.4%
	Total (excluding intersegment revenues)	2,736.7	(5.9)%

Long distance and international communications business	Fixed voice related services	262.6	(7.9)%
	IP/packet communications services	397.2	6.8%
	System integration services	1,303.3	(8.6)%
	Other services	166.2	(1.5)%
	Total (including intersegment revenues)	2,129.3	(5.4)%
	Intersegment	89.1	(0.5)%
	Total (excluding intersegment revenues)	2,040.2	(5.6)%

Mobile communications business	Mobile voice related services	875.2	3.0%
	IP/packet communications services	2,101.3	7.5%
	Other services	1,608.1	(6.7)%
	Total (including intersegment revenues)	4,584.6	1.3%
	Intersegment	48.7	12.1%
	Total (excluding intersegment revenues)	4,535.8	1.2%

Data communications business	System integration services (including intersegment revenues)	1,718.7	6.3%
	Intersegment	109.6	5.4%
	Total (excluding intersegment revenues)	1,609.2	6.4%

Other business	Other services (including intersegment revenues)	1,282.3	(0.9)%
	Intersegment	813.1	(0.8)%
	Total (excluding intersegment revenues)	469.2	(1.2)%

Total Consolidated Operating Revenues		11,391.0	(1.3)%

Note:	The above figures do not include consumption tax or other taxes.

(1)	Regional Communications Business Segment

Operating revenues in the regional communications business segment for the fiscal year ended March 31, 2017 decreased to ¥3,308.2 billion (a decrease of 2.9% from the previous fiscal year) due to a decrease in revenues from fixed voice-related services, among other factors.

On the other hand, operating expenses decreased to ¥2,948.7 billion in the fiscal year ended March 31, 2017 (a decrease of 6.2% from the previous fiscal year), as a result of reducing expenses by controlling marketing costs through the development of the Hikari Collaboration Model and by sustained operational efficiency, as well as a decrease in depreciation and amortization expenses due to the change in calculating the depreciation method.

As a result, segment operating income in the fiscal year ended March 31, 2017 increased 35.7% to ¥359.5 billion.

The state of operations for each service in the regional communications business segment was as follows:

(Fixed Voice Related Services)

Fixed voice related revenues for the fiscal year ended March 31, 2017 in this segment decreased to ¥1,210.6 billion (a decrease of ¥87.5 billion (6.7%) from the previous fiscal year), primarily due to the reasons below.

As a result of the shift in customer demand to mobile telephones, IP phones and broadband access services and to free or low-priced communications services offered by OTT operators, the aggregate number of fixed line subscriptions (fixed-line telephone & INS-Net) as of March 31, 2017 stood at 21,336 thousand, a decrease of 1,382 thousand from the previous fiscal year.

The numbers of fixed-line telephone and INS-Net subscriptions were as follows:

	As of March 31,
	2016	2017	Change	Percent Change
	(in thousands)
NTT East:
Telephone subscriptions	9,875	9,315	(559)	(5.7)%
INS-Net subscriptions	1,414	1,293	(121)	(8.6)%

NTT West:
Telephone subscriptions	10,068	9,482	(586)	(5.8)%
INS-Net subscriptions	1,361	1,246	(116)	(8.5)%

(1)	Number of Telephone subscriptions is the total of individual lines and central station lines (including lines under the Subscriber Telephone Light Plan).
(2)	INS-Net includes INS-Net 64 and INS-Net 1500. In terms of the number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (including INS-Net 64 Lite Plan subscriptions).

For the fiscal year ended March 31, 2017, aggregate fixed-line ARPU (telephone subscriber lines plus INS-Net subscriber lines) was ¥2,610 for NTT East and ¥2,580 for NTT West, a decrease of ¥40 (1.5%) and ¥30 (1.1%), respectively, from the corresponding figures in the previous fiscal year. This decline was due to, among other factors, the shift by high-volume users to IP telephone services and the migration of users from fixed-line services to mobile phone services.

See “—Segment Information—The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016—Footnote 2, ‘ARPU: Average monthly revenue per unit’” for a description of ARPU, and “—Segment Information—The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how aggregate fixed-line ARPU is calculated.

(IP/Packet Communications Services)

Revenues for IP/Packet Communications Services in this segment decreased to ¥1,540.8 billion (a decrease of ¥23.6 billion (1.5%) from the previous fiscal year), primarily due to the reasons below.

As a result of NTT’s initiatives to expand its B2B2X business through the Hikari Collaboration Model, as of March 31, 2017, the number of FLET’S Hikari subscriptions (including the Hikari Collaboration Model) had risen to 20,053 thousand channels, an increase of 794 thousand (4.1%) compared to the previous fiscal year; the number of Hikari Denwa subscriptions increased to 17,759 thousand channels, an increase of 385 thousand channels (2.2%) compared to the previous fiscal year; and the number of FLET’S TV subscriptions increased to 1,521 thousand channels, an increase of 89 thousand channels (6.2%) compared to the previous fiscal year.

The numbers of subscriptions for “FLET’S Hikari (including the Hikari Collaboration Model),” “FLET’S ADSL,” “Hikari Denwa,” the IP telephone service, and “FLET’S TV Transmission Service” were as follows:

	As of March 31,
	2016	2017	Change	Percent Change
	(in thousands)
NTT East:
FLET’S Hikari (including the Hikari Collaboration Model)(1)	10,666	11,173	507	4.8%
FLET’S ADSL	475	411	(64)	(13.5)%
Hikari Denwa (channels)(2)	9,123	9,369	246	2.7%
FLET’S TV Transmission Service(2)	910	951	42	4.6%

NTT West:
FLET’S Hikari (including the Hikari Collaboration Model)(1)	8,593	8,880	287	3.3%
FLET’S ADSL	577	508	(70)	(12.1)%
Hikari Denwa (channels)(2)	8,252	8,390	139	1.7%
FLET’S TV Transmission Service(2)	522	570	48	9.2%

(1)	FLET’S Hikari (including Hikari Collaboration Model) includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	The figures for “Hikari Denwa” and “FLET’S TV Transmission Service” include wholesale services provided to service providers by NTT East and NTT West.

FLET’S Hikari ARPU for the fiscal year ended March 31, 2017 was ¥5,250 for NTT East, ¥260 (4.7%) lower than in the previous fiscal year. FLET’S Hikari ARPU for the fiscal year ended March 31, 2017 for NTT West was ¥5,280, ¥190 (3.5%) lower than in the previous fiscal year. These reductions were due to reduced earnings as a result of the progress of the Hikari Collaboration Model, among other factors.

See “—Segment Information—The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016—Footnote 3, ‘Method of calculating ARPU—(a) NTT East, NTT West’” for a description of how FLET’S Hikari ARPU is calculated.

(Other Services)

With respect to system integration and other services, NTT Group worked to promote the utilization of ICT by providing services that are responsive to the issues and needs of each of its customers, including businesses and local governments.

(2) Long Distance and International Communications Business Segment

Operating revenues in the long distance and international communications business segment for the fiscal year ended March 31, 2017 decreased to ¥2,129.3 billion (a decrease of 5.4% from the previous fiscal year) due to, among other things, the impact of exchange rate fluctuations and a reduction in revenues from fixed voice-related services, despite an increase in revenues from data networks and growth in both domestic and overseas businesses based on the data center business. On the other hand, operating expenses for the fiscal year ended March 31, 2017 also decreased to ¥2,088.4 billion (a decrease of 3.1% from the previous fiscal year) due to, among other things, decreased expenses, such as cost reductions due to increased efficiency in service sales costs for consumer services, and reductions based on exchange rate fluctuations, partially offset by temporary expenses relating to structural changes and by impairments such as goodwill in Dimension Data. As a result, segment operating income in the fiscal year ended March 31, 2017 decreased to ¥40.8 billion (a decrease of 57.8% from the previous fiscal year).

Operations for each service in the long distance and international communications business segment were as follows:

(Fixed Voice Related Services)

Revenues for fixed voice-related services in this segment decreased to ¥262.6 billion (a decrease of ¥22.5 billion (7.9%) from the previous fiscal year). This decrease was primarily due to, among other things, a decrease in the number of fixed telephone subscriptions due to the increasing popularization of mobile phones and optical IP phones and the increase in the number of free or low-priced communications services offered by OTT operators.

(IP/Packet Communications Services)

Revenues for IP/packet communications services in this segment increased to ¥397.2 billion (an increase of ¥25.4 billion (6.8%) from the previous fiscal year). This increase was primarily due to the initiatives described below.

In terms of products for individual customers, for “OCN mobile ONE,” an LTE-compatible mobile data communications service, NTT Communications increased the number of its subscribers by adding new options and rate plans, such as launching Wi-Fi hotspots that can be connected to for free, and billing plans that provide high volumes of data that can be shared by multiple users under the same plan.

For enterprise customers, NTT Communications worked to increase the number of subscriptions for “Arcstar Universal One,” a corporate network service, by launching a number of advanced functions, such as improved functions that provide optionality for opening of new lines immediately on demand and changing bandwidth on demand.

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2016	2017	Change	Percent change
	(in thousands)
Network Services (VPN)*1 (lines)	339	353	14	4.2%
OCN (ISP)	8,046	7,739	(307)	(3.8)%
Plala (ISP)*2	3,005	3,106	101	3.4%
Hikari TV*2	3,052	3,023	(29)	(0.9)%

*1	“Network Services (VPN)” includes Arcstar Universal One and Arcstar Global IP-VPN.
*2	Revenues from Plala and Hikari TV are included in “Other” operating revenues.

(System Integration Services)

Revenues for systems integration services in this segment decreased to ¥1,303.3 billion (a decrease of ¥122.0 billion (8.6%) from the previous fiscal year). This decrease was due to the impact of exchange rate fluctuations, despite strengthened efforts to expand global cloud services as the foundation of the business for the entire NTT Group.

Among its primary initiatives, in order to further strengthen its ability to provide full-stack and full-lifecycle services, NTT Group worked to expand its cloud computing platforms through establishing data centers. NTT

Group also worked to strengthen its ability to offer seamless ICT solutions combining network and security and other features and to strengthen its ability to provide services in the growth areas of cloud services and IT outsourcing.

In particular, NTT Group expanded the AI capabilities it had installed on the managed security services operations platform of “WideAngle,” NTT Com’s comprehensive risk-management service, substantially strengthening its cyber-attack analysis logic. In addition, NTT Com has been working to provide services that comprehensively support risk management and counter-measures against increasingly sophisticated and malicious security threats in conjunction with NTT Security Corporation.

(3) Mobile Communications Business Segment

Consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2017 increased to ¥4,584.6 billion (an increase of 1.3% from the previous fiscal year) due to, among other factors, increased packet usage under the “Kake-hodai & Pake-aeru” billing plan and an increase in the number of docomo Hikari subscriptions, in addition to the growth of NTT Group’s Smart Life area, despite a decrease in the number of wholesale device sales. On the other hand, despite an increase in revenue-linked expenses as a result of the expansion of NTT Group’s docomo Hikari business and growth of the Smart Life area, consolidated operating expenses for the fiscal year ended March 31, 2017 decreased to ¥3,632.9 billion (a decrease of 2.8% from the previous fiscal year) due to, among other factors, the promotion of cost optimization initiatives and the change in calculating the depreciation method. As a result, consolidated operating income increased to ¥951.6 billion (an increase of 20.7% from the previous fiscal year).

Operations for each service in the mobile communications business segment were as follows:

(Mobile Voice Related Services / IP/Packet Communications Services)

Revenues for mobile voice-related services in this segment increased to ¥875.2 billion (an increase of ¥25.8 billion (3.0%) from the previous fiscal year). This increase was primarily due to an increase in Voice ARPU. Furthermore, IP/Packet Communications Services revenues increased to ¥2,101.3 billion (an increase of ¥146.5 billion (7.5%) from the previous fiscal year). This increase was due to an increase in Packet ARPU driven by increased demand for second tablet devices, leading to increased packet usage under the “Kake-hodai & Pake-aeru” billing plan, and an increase in the number of docomo Hikari subscriptions, despite a decrease in revenues due to the effect of strengthening efforts to enhance returns to customers.

As of March 31, 2017, the number of subscriptions to NTT DOCOMO mobile phone services increased by 3.92 million, from 70.96 million at the end of the previous fiscal year to 74.88 million subscriptions. In addition, churn rates decreased by three basis points to 0.59%.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2016	2017	Change	Percent Change
	(in thousands)
Mobile phone services(1)	70,964	74,880	3,916	5.5%
(Included in the above) Kake-hodai & Pake-aeru	29,704	37,066	7,362	24.8%
LTE (Xi) services	38,679	44,544	5,865	15.2%
FOMA services	32,285	30,336	(1,949)	(6.0)%
Estimated mobile phone market share(1)(2)	45.3%	46.0%	0.7 points	—
sp-mode services	32,463	35,921	3,458	10.7%
i-mode services	18,770	15,493	(3,277)	(17.5)%

(1)	Mobile phone services subscriptions, LTE (Xi) services subscriptions and FOMA services subscriptions include communications module service subscriptions.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

Aggregate ARPU of mobile phone services increased by ¥260 (6.2%) to ¥4,430 in the fiscal year ended March 31, 2017, from ¥4,170 in the fiscal year ended March 31, 2016. This was due to an increase of ¥40 (3.3%) in Voice ARPU to ¥1,250 in the fiscal year ended March 31, 2017, from ¥1,210 in the fiscal year ended March 31, 2016, resulting from, among other factors, the effect of continued transition to the “Kake-hodai & Pake-aeru” billing plan, despite a decrease in revenues due to the effect of strengthening efforts to enhance returns to customers, and an increase of ¥220 (7.4%) in Data ARPU to ¥3,180 in the fiscal year ended March 31, 2017, from ¥2,960 in the fiscal year ended March 31, 2016, resulting from, among other factors, increased usage of smartphones and increased demand for second devices, such as tablets, despite a decrease in revenues due to the effect of strengthening efforts to enhance returns to customers.

See “—Segment Information—The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016—Footnote 1, ‘MOU (average monthly minutes of use per unit): Average communication time per subscription’” at the end of this item for a description of how MOU is calculated. See “—Segment Information—The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016—Footnote 3, ‘Method of calculating ARPU—(b) NTT DOCOMO’” at the end of this item for a description of how ARPU is calculated for mobile phone services.

The following table shows data regarding ARPU and MOU of mobile phone services:

	As of March 31,
	2016	2017	Change	Percent Change
Aggregate ARPU	¥4,170	¥4,430	¥260	6.2%
Voice ARPU	1,210	1,250	40	3.3%
Data ARPU	2,960	3,180	220	7.4%
Packet ARPU	2,910	2,990	80	2.7%
“docomo Hikari” ARPU	50	190	140	280.0%
MOU (minutes)	133	137	4	3.0%

(Other Services)

Revenues from other services in this segment decreased by ¥114.8 billion (6.7%) from the previous fiscal year to ¥1,608.1 billion. This decrease was due a reduction in the number of devices sold, despite growth in the Smart Life area.

(4) Data Communications Business Segment

Operating revenues in the data communications business segment for the fiscal year ended March 31, 2017 increased to ¥1,718.7 billion (an increase of 6.3% from the previous fiscal year) due to, among other things, an increase in the number of consolidated subsidiaries resulting from the acquisition of the Dell Services Division, and an expansion of the scale of its business with the distribution and services industries and with government agencies, partially offset by a decrease in operating revenues from the impact of exchange rate fluctuations. On the other hand, operating expenses increased to ¥1,610.8 billion (an increase of 7.1% from the previous fiscal year) due to, among other things, an increase in personnel expenses and expenses for purchase of goods and services and other expenses as a result of the increase in the number of consolidated subsidiaries, in addition to M&A-related temporary expenses, partially offset by a smaller impact from unprofitable transactions.

As a result, segment operating income in the fiscal year ended March 31, 2017 decreased 4.3% from the previous fiscal year to ¥107.9 billion.

(5) Other Business Segment

In the other business segment, operating revenues for the fiscal year ended March 31, 2017 decreased to ¥1,282.3 billion (a decrease of 0.9% from the previous fiscal year), primarily due to decreased revenues in the construction and electricity businesses. On the other hand, operating expenses for the fiscal year ended March 31, 2017 also decreased to ¥1,205.0 billion (a decrease of 1.3% from the previous fiscal year) due to, among other things, a decrease in revenue-linked expenses.

As a result, segment operating income increased to ¥77.3 billion (an increase of 4.4% from the previous fiscal year).

(Reference) Geographic Sales Information

	As of March 31,
	2016	2017	Change	Percent Change
	(in billions of yen)
Domestic(*)	9,646.2	9,556.4	(89.8)	(0.9)%
Overseas(*)	1,894.8	1,834.6	(60.2)	(3.2)%
Operating revenues (Total)	11,541.0	11,391.0	(150.0)	(1.3)%

(*)	Figures are shown based on the geographic location of the services and products provided.

Domestic operating revenues for the fiscal year ended March 31, 2017 decreased to ¥9,556.4 billion (a decrease of 0.9% from the previous fiscal year), due to, among other things, a decrease in fixed voice related revenues and revenues from the sale of telecommunications equipment. Foreign operating revenues for the fiscal year ended March 31, 2017 decreased to ¥1,834.6 billion (a decrease of 3.2% from the previous fiscal year) due to, among other things, the decrease in operating revenues from the impact of exchange rate fluctuations, partially offset by the impact of the expansion of overseas consolidated subsidiaries.

Notes:

1.	MOU (average monthly minutes of use per unit): Average communication time per user

2.	ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues on a per subscriber (user) basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., fixed-line (telephone subscriber lines plus INS-Net subscriber lines) and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing communications services revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from LTE (Xi) mobile phone services, FOMA mobile phone services and docomo Hikari services (with certain exceptions), by the number of Active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

(3) For purposes of calculating Aggregate Fixed-line ARPU (Telephone Subscriber Lines + INS-Net Subscriber Lines), the number of subscribers is the number of subscribers for fixed-line services (telephone subscriber lines or INS Net subscriber lines).

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

NTT computes ARPU for NTT DOCOMO as follows:

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU.

Voice ARPU: Voice ARPU-related revenues (basic monthly charges and voice communications charges) / Number of Active Users

Packet ARPU: Packet ARPU-related revenues (flat monthly fees and packet communication charges) / Number of Active Users docomo Hikari ARPU: docomo Hikari ARPU-related revenues (basic monthly charges and voice communication charges) / Number of Active Users

The sum of Packet ARPU and docomo Hikari ARPU is referred to as “Data ARPU.”

(1) Number of Active Users used in the ARPU calculation of NTT DOCOMO is as below.

FY Results: Sum of number of Active Users for each month from April to March

Active Users = (number of users at end of previous month + number of users at end of current month)/2.

(2) The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

No. of active users = subscriptions

a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for Xi or FOMA services in his/her name.

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

Operating Revenues

NTT Group’s operating revenues are divided into six service categories, comprising fixed voice related services, mobile voice related services, IP/packet communications services, sales of telecommunications equipment, system integration and other.

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

Mobile Voice Related Services

Mobile voice related services include a portion of the services NTT Group provides in the mobile communications business segment, such as LTE (Xi).

Mobile voice related revenues for the fiscal year ended March 31, 2016 decreased 3.9% from the previous fiscal year to ¥837.8 billion, accounting for 7.3% of total operating revenues. This was due to, among other things, the discount effect of the “Monthly Support” discount program.

IP/Packet Communications Services

NTT Group’s IP/packet communications services include a portion of the services it provides in the regional communications business segment, such as FLET’S Hikari, a portion of the services it provides in the long distance and international communications business segment, such as Arcstar Universal One, IP-VPN, and OCN, as well as a portion of the services it provides in the mobile communications business segment, such as LTE (Xi) packet communications services.

In the fiscal year ended March 31, 2016, revenues from IP/packet communications services increased 2.3% from the previous fiscal year to ¥3,757.8 billion, accounting for 32.6% of total operating revenues. This increase was due to, among other things, an increase in subscriptions for FLET’S Hikari (including Hikari Collaboration Model) in the regional communications business segment and the promotion of upgrades to higher-level plans of the “Kake-hodai & Pake-aeru” billing plan.

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

Other

Other services principally comprise building maintenance, real estate rentals, systems development, leasing activities and the Smart Life area in the mobile communications business segment.

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

Income Tax Expense (Benefit)

In the fiscal year ended March 31, 2016, income tax expense decreased 10.7% from the previous fiscal year to ¥354.8 billion. This decrease in income tax expense was primarily due to the reduction to “Income tax expenses (benefit): Deferred” due to the decrease of the valuation allowance resulting from the change in the estimate of realizability of deferred tax assets by NTT West and NTT DOCOMO. As a result, effective tax rates for the fiscal year ended March 31, 2015 and for the fiscal year ended March 31, 2016 were 37.25%, and 26.69%, respectively.

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

Segment Information

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business. (For further details, see Note 18 to the Consolidated Financial Statements.)

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

The following table shows the number of subscriptions for IP/packet communications-related services in the long distance and international communications business segment:

	As of March 31
	2015	2016	Change	Percent change
	(in thousands)
Network Services (VPN)*[1] (lines)	303	339	37	12.0%
OCN (ISP)	8,282	8,046	(236)	(2.9)%
Plala (ISP)*[2]	2,960	3,005	45	1.5%
Hikari TV*[2]	3,014	3,052	38	1.2%

*1	“Network Services (VPN)” includes Arcstar Universal One and Arcstar Global IP-VPN.
*2	Revenues from Plala and Hikari TV are included in “Other services” of the Long distance and international communications business described in the operational results table for each business segment above.

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

(3) Mobile Communications Business Segment

Consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2016 increased to ¥4,527.1 billion (an increase of 3.3% from the previous fiscal year) due to, among other factors, the expansion of NTT Group’s Smart Life business and a relatively favorable impact on revenues of the “Kake-hodai & Pake-aeru” billing plan compared to the previous fiscal year. Further, despite an increase in revenue-linked expenses as a result of the expansion of NTT Group’s Smart Life business, consolidated operating expenses for the fiscal year ended March 31, 2016 decreased to ¥3,738.8 billion (a decrease of 0.2% from the previous fiscal year) due to, among other factors, the promotion of cost optimization initiatives. As a result, consolidated operating income increased to ¥788.4 billion (an increase of 24.0% from the previous fiscal year).

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

IP/Packet Communications Services revenues in this segment increased to ¥1,954.8 billion (an increase of ¥101.8 billion (5.5%) from the previous fiscal year). This increase was due to an increase in packet ARPU, primarily due to increased demand for second tablet devices as a result of an improved tablet device lineup and to the promotion of upgrades to higher-level plans of the “Kake-hodai & Pake-aeru” billing plan.

As of March 31, 2016, the number of subscriptions to NTT DOCOMO mobile phone services increased by 4.37 million, from 66.60 million at the end of the previous fiscal year to 70.96 million subscriptions. In addition, churn rates slightly increased to 0.62%, approximately equivalent to the end of the previous fiscal year.

The following table shows the number of mobile communications subscriptions and estimated market share:

	As of March 31,
	2015	2016	Change	Percent Change
	(in thousands)
Mobile phone services(1)	66,595	70,964	4,368	6.6%
(Included in the above) Kake-hodai & Pake-aeru	17,827	29,704	11,877	66.6%
LTE (Xi) services	30,744	38,679	7,934	25.8%
FOMA services	35,851	32,285	(3,566)	(9.9)%
Estimated mobile phone market share(1)(2)	43.6%	45.3%	1.7%
sp-mode services	28,160	32,463	4,303	15.3%
i-mode services	22,338	18,770	(3,569)	(16.0)%

(1)	Mobile phone services subscriptions, LTE (Xi) services subscriptions and FOMA services subscriptions include communications module service subscriptions.
(2)	Market share data is based on number of subscriptions of other carriers, which is computed based on figures released by the Telecommunications Carriers Association.

Aggregate ARPU of mobile phone services increased by ¥70 (1.7%) to ¥4,170 in the fiscal year ended March 31, 2016, from ¥4,100 in the fiscal year ended March 31, 2015. This was due to an increase of ¥140 (5.0%) in Data ARPU to ¥2,960 in the fiscal year ended March 31, 2016, from ¥2,820 in the fiscal year ended March 31, 2015, resulting from the reduced impact on revenues of the “Kake-hodai & Pake-aeru” billing plan and the introduction of “docomo Hikari,” despite a decrease of ¥70 (5.5%) in voice ARPU to ¥1,210 in the fiscal year ended March 31, 2016, from ¥1,280 in the fiscal year ended March 31, 2015, resulting from the continuing impact of the “Monthly Support” discount program.

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

(Other Services)

With respect to sales of telecommunications equipment, a part of other services, in order to meet the diverse needs of its customers, NTT DOCOMO has strived to enrich its handset lineup, adding new models such as Android smartphones, iPhone 6s*, “docomo Feature Phones”, “docomo tablets,” wearable devices and Wi-Fi routers, among other devices.

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

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per subscriber (user) basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment (i.e., fixed-line (telephone subscriber lines plus INS-Net) and FLET’S Hikari) by the number of Active Subscribers to the relevant services. In the case of the mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from LTE (Xi) mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

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

NTT computes ARPU for NTT DOCOMO as follows:

Mobile Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU.

(1) NTT DOCOMO’s Voice ARPU is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and its Packet ARPU is based on operating revenues related to packet services, such as basic monthly charges, flat monthly fees and packet communication charges attributable to its LTE (Xi) and FOMA services, and its “docomo Hikari” ARPU is based on operating revenues from basic monthly charges and voice communication charges for “docomo Hikari” (including “docomo Hikari” optional services).

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

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for Xi or FOMA services in his/her name.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in NTT DOCOMO’s ARPU calculation.

Liquidity and Capital Resources

The fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2016

Financing, Capital Resources and Use of Funds

Net cash provided by operating activities during the fiscal year ended March 31, 2017 amounted to ¥2,917.4 billion, an increase of ¥205.5 billion from ¥2,711.8 billion in the fiscal year ended March 31, 2016. This increase was primarily the result of, among other things, an increase in the amount of accounts receivable collected in the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016.

NTT Group used the net cash provided by operating activities mainly to acquire property, plant and equipment, acquire new subsidiaries and to complete stock repurchases.

Net cash used in investing activities during the fiscal year ended March 31, 2017 amounted to ¥2,089.3 billion, an increase of ¥329.5 billion from ¥1,759.8 billion in the fiscal year ended March 31, 2016. This increase was due to, among other things, a ¥64.3 billion increase in payments for property, plant and equipment and in intangible assets computed on a cash basis, in addition to a ¥208.4 billion increase in expenditures on acquisitions of subsidiaries.

The increase in payments for investments in property, plant and equipment and in intangible assets for the fiscal year ended March 31, 2017 resulted from, among other things, an increase in capital expenditures due to measures to consolidate facilities and increase existing facility capacity in the mobile communications business and the expansion of the scope of large-scale projects in the data communications business, despite a reduction in fiber-optic-related capital expenditures in the regional communications business. For the fiscal year ended March 31, 2017, capital investments amounted to ¥1,700.0 billion on an accrual basis, of which ¥583.4 billion was invested in the regional communications business and ¥597.1 billion was invested in the mobile communications business.

Net cash used in financing activities during the fiscal year ended March 31, 2017 amounted to ¥981.5 billion, an increase in payments of ¥273.9 billion from ¥707.6 billion in the fiscal year ended March 31, 2016. The increase in payments was due to, among other things, a net increase of ¥280.5 billion in payments due to stock repurchases in addition to a net increase of ¥140.2 billion in payments for the acquisition of shares of subsidiaries from noncontrolling interests, partially offset by a net decrease of ¥175.9 billion in expenses from the repayment of short-term and long-term debt. The capital raised from the issuance of long-term debt in the fiscal year ended March 31, 2017 includes ¥128.3 billion in net proceeds from corporate bond offerings and an aggregate of ¥192.2 billion in loans from financial institutions.

As of March 31, 2017, the total balance of the interest-bearing debt of NTT Group was ¥4,088.2 billion, a decrease of ¥75.1 billion compared to the balance of ¥4,163.3 billion as of March 31, 2016. The ratio of interest-bearing debt to shareholders’ equity stood at 45.2% as of March 31, 2017 (compared to 47.1% as of March 31, 2016). Interest-bearing debt as of March 31, 2017 comprises short-term debt and long-term debt, as shown in Note 11 to the Consolidated Financial Statements, as well as ¥10.6 billion in deposits received pursuant to depositary agreements.

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

For the fiscal year ending March 31, 2018, NTT Group expects to make capital investments totaling ¥1,700.0 billion on an accrual basis, which represents a similar amount as for the fiscal year ended March 31, 2017, due to, among other things, an increase in capital investments due to effect of consolidating the Dell Services Division, which became a consolidated subsidiary of NTT Group during the fiscal year ended March 31, 2017, for the entire fiscal year and the expansion of the scope of large-scale projects in the data communications business, partially offset by, among other things, a decrease in capital investments related to network improvements in the regional communications business and improved efficiency in the construction of LTE base stations in the mobile communications business. The total amount of expected capital investments includes ¥555.0 billion by the regional communications business and ¥570.0 billion by the mobile communications business. The actual amount of capital investments may vary from expected levels, since capital investments may be influenced by trends in demand, the competitive environment and other factors. In addition, the actual amount of NTT Group’s funding will depend on its future performance, market conditions and other factors, and is therefore difficult to predict.

Liquidity

As of March 31, 2017, NTT Group had cash and cash equivalents balance (including short-term investments with principal maturities of less than three months) of ¥925.2 billion, a decrease of ¥163.1 billion compared to the balance of ¥1,088.3 billion as of March 31, 2016. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, among other things, and are used as working capital. Accordingly, the balance of cash equivalents fluctuates each fiscal year depending on particular funding and working capital requirements.

Contractual Obligations

The following table summarizes NTT Group’s existing contractual obligations as of March 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(in millions of yen)
Long-term debt(1)
Bonds	1,574,339	425,215	499,489	369,688	279,947
Bank loans	2,276,043	256,689	591,253	470,586	957,515
Interest payments on long-term debt	195,594	40,747	58,428	36,840	59,579
Capital lease obligations(2)	48,276	16,840	20,120	8,291	3,025
Operating leases	165,290	41,176	54,907	30,366	38,841
Purchase obligations(3)	222,087	134,541	80,850	4,275	2,421
Other long-term obligations(4)	—	—	—	—	—

Total contractual obligations	4,481,629	915,208	1,305,047	920,046	1,341,328

(1)	See Note 11 to the Consolidated Financial Statements for details on Long-term debt.
(2)	Capital lease obligations include interest.
(3)	Purchase obligations mainly represent outstanding commitments for the purchase of property, plant and equipment and other assets. The amount includes outstanding commitments with a remaining term of one year or less but excludes those which are cancelable.
(4)	The amount of other long-term obligations is not shown in the above table, due to the immateriality of certain obligations and uncertainty of certain payments. In addition, NTT Group expects to contribute a total amount of ¥16,531 million to its pension plans in the fiscal year ending March 31, 2018 (see Note 12 to the Consolidated Financial Statements).

As of March 31, 2017, NTT Group had outstanding commitments mainly for the purchase of property, plant and equipment and other assets of approximately ¥222.1 billion. NTT Group expects to fund such commitments with cash provided by operating activities.

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

As of March 31, 2016, the total balance of the interest-bearing debt of NTT Group was ¥4,163.3 billion, a decrease of ¥243.4 billion compared to the balance of ¥4,406.7 billion as of the end of the previous fiscal year. The ratio of interest-bearing debt to shareholders’ equity stood at 47.1% as of March 31, 2016 (compared to 50.8% as of the end of the previous fiscal year). Interest-bearing debt as of March 31, 2016 comprises short-term debt and long-term debt, as shown in Note 11 to the Consolidated Financial Statements, as well as ¥10.7 billion in deposits received pursuant to depositary agreements.

Liquidity

As of March 31, 2016, NTT Group had cash and cash equivalents balance (including short-term investments with principal maturities of less than three months) of ¥1,088.3 billion, an increase of ¥239.1 billion compared to the balance of ¥849.2 billion as of the end of the previous fiscal year.

Research and Development

Research and development costs are charged to expenses as incurred. Research and development costs for the fiscal years ended March 31, 2015, March 31, 2016 and March 31, 2017 were ¥233.8 billion, ¥213.4 billion and ¥211.6 billion, respectively.

The following table presents a summary of research and development costs by segment for the fiscal years ended March 31, 2015, March 31, 2016 and March 31, 2017:

	Year ended March 31,
	2015	2016	2017
	(in millions of yen)
Regional Communications Business(1)	¥99,239	¥93,740	¥91,298
Long Distance and International Communications Business(2)	16,380	15,971	15,976
Mobile Communications Business(3)	96,997	83,315	83,050
Data Communications Business(4)	12,912	12,413	12,360
Other Business(5)	114,724	109,996	108,932

Sub-total	340,252	315,435	311,616
Elimination	(106,500)	(102,000)	(100,000)

Total	¥233,752	¥213,435	¥211,616

(1)	Research and development relating to IP and broadband services, increasing access services to meet diversifying user needs, high value-added services, and other services.
(2)	Development of high value-added services in fields ranging from IP networks to platforms, and other services.
(3)	Research and development in the area of new products and services related to mobile communications, and research and development aimed at increasing the quality of existing services and enhancing the performance of network functions, among other things.
(4)	Technology development to strengthen competitiveness in systems integration and other fields.
(5)	Research and development relating to: (a) the creation of basic technologies required for the development of advanced networks and new services that will support the development of an ICT society, (b) technologies that contribute to reducing industry’s burden on the environment, (c) new principles, new parts and new materials expected to bring about extensive technological innovations in the information and communications sector, and (d) others.

Information on Market and Operation Trends (Trend Information)

In the information and telecommunications market, a wide range of changes took place, with the increased spread and market penetration of devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the emergence of new services made possible by the evolution of technologies such as cloud services, AI, Big Data and IoT. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

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

There has been a dramatic change in the environment surrounding the mobile communications market due to the rapid proliferation of smartphones and tablet devices, developments related to the government’s competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs, the adjustment of subsidies for device purchases, the proposals by the Ministry of Internal Affairs and Communications’ “Task Force on Service Verification from the Perspective of Consumers and Task Force on Mobile Phone Rates and Other Conditions for Service Offerings” and “Terms for Providing Mobile Services/Follow-Up Meetings on Devices”) the rise of inexpensive smartphones from MVNOs and elsewhere, and other factors.

NTT Group anticipates the following major trends in the fiscal year ending March 31, 2018:

•

NTT Group expects an increase in consolidated operating revenues for the fiscal year ending March 31, 2018 resulting from an increase in mobile communications services revenues and fiber-optic communications services revenues in the mobile communications business segment, and from the impact of the acquisition of the Dell Services Division on the data communications business segment.

•

NTT Group expects a net increase in the overall number of subscriptions to fiber-optic access services, such as “FLET’S Hikari,” during the fiscal year ending March 31, 2018, due to improvements of the business support structure for partners through the Hikari Collaboration Model and by creating new demand through the combination of various services, including video services.

•

Fixed-line telephone and INS-Net subscriptions are expected to decline in the fiscal year ending March 31, 2018, similar to the decline recorded in the fiscal year ended March 31, 2017, due to, among other things, continued customer migration to mobile phone and IP telephone services or to free or low-priced communications services offered by OTT operators.

•

NTT Group expects a net increase in the number of mobile phone service subscriptions in the fiscal year ending March 31, 2018. NTT intends to retain customers by further enhancing the Kake-hodai & Pake-aeru billing plan and by offering it as a set with “DOCOMO Hikari,” and to reduce its subscription cancellations by expanding its networks and services to differentiate itself from other companies. In addition, NTT Group is working to support the needs for various services and devices, such as smartphones, tablets, wearable devices, Wi-Fi routers and others. In addition to these initiatives, in order to improve the profitability of the Smart Life business, NTT Group will promote its “+d” initiatives, in which new value is created by collaborating with a variety of businesses, and also expand its content services and finance/online payment services. At the same time, NTT will continue to streamline capital investments and improve cost efficiency in an effort to reduce costs.

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

Off-Balance Sheet Arrangements

As of March 31, 2017, NTT Group’s contingent liabilities for loans and other loans that NTT Group guaranteed totaled ¥75.8 billion.

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

Property, plant and equipment, software and certain other amortizable intangible assets and intangible assets with indefinite useful lives

NTT Group estimates the useful lives and the residual values of property, plant and equipment, software and certain other intangibles with finite useful lives, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives and the residual values are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expenses in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect a write-down in the value of the assets. Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of certain software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. Due to this change, “Depreciation and amortization” for the fiscal year ended March 31, 2015 decreased by ¥51.3 billion. NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation. In line with the change in the depreciation method, NTT and its subsidiaries reviewed the residual carrying amount of property, plant and equipment and made changes where necessary. As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the fiscal year ended March 31, 2017 decreased by ¥244.2 billion.

NTT Group also reviews such assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, NTT Group records the difference between the carrying value of the asset and its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary, under “Impairment losses—Other.” For the fiscal year ended March 31, 2015, NTT Group recorded an impairment loss of ¥30.2 billion on its multimedia broadcasting business for mobile devices-related long-lived assets. Intangible assets with indefinite lives are not amortized and are tested for impairment at least once a year. NTT Group’s total “Impairment losses—Other” in the fiscal years ended March 31, 2015, 2016 and 2017 (including the impairment loss described above) were ¥38.7 billion, ¥28.0 billion and ¥20.6 billion, respectively.

Goodwill

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

The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods, and the strategic significance of the reporting unit to NTT’s business objectives. NTT Group measures fair value based on certain assumptions that are determined to be currently reasonable. However, actual values may differ from those stated in the consolidated financial statements if unexpected changes occur in the business operation environment in the future. NTT Group’s total “Impairment losses—Goodwill” in the fiscal years ended March 31, 2015, 2016 and 2017 were ¥3.5 billion, ¥4.7 billion and ¥53.3 billion, respectively. The material reporting units are Dimension

Data in the long distance and international communications business segment and Global Business in the data communications business segment. As of March 31, 2017, the carrying amount of goodwill attributable to Dimension Data decreased to ¥235.7 billion, due to the recognition of an impairment loss of ¥48.8 billion as the result of the annual impairment test conducted for the fiscal year ended March 31, 2017. As of March 31, 2017, the carrying amount of goodwill attributable to Global Business in the data communications business segment was ¥396.2 billion. As a result of the annual impairment test conducted for the fiscal year ended March 31, 2017, the fair value of the reporting unit attributable to Global Business exceeded their carrying amounts by 13.3%.

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

Further, NTT Group utilizes a variety of information, including cash flow projections, independent valuations and, if applicable, stock price analyses, in performing its evaluations. Such projections and valuations necessarily require estimates involving, among others, demographics (e.g., population, penetration rates and penetration speed, churn rates, etc.), technology changes, capital investments, market growth and share, ARPU and terminal values. NTT Group’s total impairment losses for “Marketable securities and other investments” in the fiscal years ended March 31, 2015, 2016 and 2017 were approximately ¥2.0 billion, ¥6.0 billion and ¥3.0 billion, respectively. NTT Group reviews factors such as the financial condition and near-term prospects of those investees in order to determine if the value of any of its investments in them has suffered a decline that was other than temporary due to the recent economic and financial environment surrounding the industry of those equity method investees. For the fiscal year ended March 31, 2017, NTT Group recorded an impairment loss of ¥23.9 billion relating to investments in affiliated companies, including Hutchison Telephone Company Limited.

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

Employees’ retirement benefits

The total costs of employees’ retirement benefits and pension plans represented approximately 1.0%, 0.9% and 1.0% of NTT Group’s total operating expenses for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. The amounts recognized in the consolidated financial statements related to employees’ retirement benefits and pension plans are determined on an actuarial basis, which utilizes certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for retirement benefits and pension plans include the expected long-term rate of return on plan assets, a discount rate, the rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with accounting principles generally accepted in the United States, actual results that differ from NTT Group’s assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2017, the total amount of net actuarial loss was

¥420.9 billion. The net actuarial loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets will be amortized over the expected average remaining service period of employees on a straight-line basis. That amortization will increase future pension costs.

NTT Group used an expected long-term rate of return on pension plan assets of 2.0% to 2.5% for the fiscal years ended March 31, 2016 and March 31, 2017. In determining the expected long-term rate of return on pension plan assets, NTT considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on NTT’s analysis of historical results. The target allocation ratios for plan assets are developed in consideration of the expected long-term investment returns for each category of plan assets. In the fourth quarter of the fiscal year ended March 31, 2017, with an objective of ensuring more stable pension financing, NTT Group revised the target allocation ratios for plan assets. As a result of this revision, the expected long-term rate of return on pension plan assets decreased from 2.0% to 2.5% to 1.0% to 1.9%, but had an immaterial effect on the consolidated financial statements for the fiscal year ended March 31, 2017. As a result, NTT Group did not revise the expected long-term rate of return on pension plan assets used to determine net periodic benefit cost for the fiscal year ended March 31 2017. With respect to the target allocation ratio for each plan asset, for Severance Payments and Contract-type Corporate Pension Plans, approximately 65.0%, 10.0%, 5.0% and 20.0% of the plan assets will be allocated to domestic bonds, domestic stocks, foreign stocks and life insurance company general accounts, respectively, and for the NTT Corporate Defined Benefit Pension Plan, approximately 55.8%, 15.0%, 6.2%, 10.6% and 12.4% (weighted-average) of plan assets will be allocated to domestic bonds, domestic stocks, foreign bonds, foreign stocks and life insurance company general accounts, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2017, the actual allocations of plan assets were generally consistent with the projected allocations stated above, and the target allocation ratios for plan assets for the year ending March 31, 2018 are expected to maintain the same levels. The actual returns for the fiscal years ended March 31, 2016 and 2017 were approximately 0% and 3%, respectively. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The fair value of plan assets is measured using market values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of net periodic costs and benefit obligations. In determining the net periodic costs, NTT Group used a discount rate of 1.0% as of March 31, 2016 and 0.5% as of March 31, 2017. In determining the benefit obligations, NTT Group used a discount rate of 0.5% as of March 31, 2016 and 0.7% as of March 31, 2017. In determining the appropriate discount rate, NTT considers available information about the current yield on high-quality fixed-income investments with maturities corresponding to the expected duration of the pension benefit obligations (“PBO”).

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for NTT Group’s pension plans as of March 31, 2017:

Change in Assumption	Change in PBO	Change in Pre-Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions of yen)
50 basis point increase / decrease in discount rate	-/+ 240.0	+/- 6.0	+/- 170.0
50 basis point increase / decrease in expected return on assets	—	-/+ 11.0	—

Income taxes

NTT Group recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable during the periods in which existing temporary differences reverse and loss carryforwards are utilizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expenses in the period that includes the enactment date. In accordance with the Act on Partial Revision of the Income Tax Act enacted on March 31, 2015, the income tax rates have been changed for fiscal years beginning on or after April 1, 2015. As a result of this change in the tax rate, net deferred tax asset amounts existing on the enactment date decreased by ¥54.4 billion, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2015. Net income attributable to NTT decreased by ¥47.8 billion for the fiscal year ended March 31, 2015. Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 29, 2016, the corporate tax rates have been changed for fiscal years that began on or after April 1, 2016. As a result of this change in the tax rate, net deferred tax asset amounts existing on the enactment date decreased by ¥32.7 billion, whose effect is included in “Income tax expense (benefit)—Deferred” in the consolidated statements of income for the fiscal year ended March 31, 2016. Net income attributable to NTT decreased by ¥23.7 billion for the fiscal year ended March 31, 2016. NTT Group recognizes a valuation allowance on deferred tax assets to reflect the amount of future tax benefits that are not expected to be realized. In determining the appropriate valuation allowance, NTT Group takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax-planning strategies are not available as anticipated, NTT Group may recognize an additional valuation allowance through income tax expense (benefit)—Deferred in the period in which such judgment is made.

As of March 31, 2016 and 2017, NTT Group had deferred tax assets of ¥1,561.8 billion and ¥1,732.3 billion, which included respective valuation allowance of ¥167.1 billion and ¥379.5 billion. The valuation allowance mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the fiscal years ended March 31, 2016 and March 31, 2017 were a decrease of ¥98.8 billion and an increase of ¥212.3 billion, respectively. The decrease in the amount of the valuation allowance for the fiscal year ended March 31, 2016 was due primarily to a decrease of ¥43.7 billion for regional tax in NTT West related to the improvement of its forecast of future taxable income and a decrease of ¥32.7 billion in NTT DOCOMO considering the prudent and feasible tax-planning strategies that became available during the year. The increase in the amount of the valuation allowance for the fiscal year ended March 31, 2017 was due primarily to the impact of NTT America, Inc.’s merger with Verio Inc., its subsidiary. For additional details, please see Note 13 to the Consolidated Financial Statements.

Accrued liabilities for point programs

NTT Group offers mobile services subscribers “points” based on the usage of mobile, FLET’S Hikari and other services. Points may be exchanged for benefits, including discounts on handsets. NTT Group records “Accrued liabilities for point programs” relating to the points that customers earn. The aggregate total amount of accrued liabilities for point programs recognized as short-term and long-term liabilities as of March 31, 2016 and 2017 was ¥94.1 billion and ¥114.6 billion, respectively. Point program expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥77.8 billion, ¥60.3 billion and ¥94.7 billion, respectively.

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

In determining the accrued liabilities for point programs, NTT Group estimates that as of March 31, 2017, a one-percent increase in the point utilization rate would result in an immaterial amount of additional liability accrual, if all other factors are held constant.

Application of New Accounting Standards Not Yet Adopted

Revenue from Contracts with Customers

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize revenue when the entity transfers control of promised goods or services to customers. Revenue is recognized in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. An entity also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU2016-10 “Identifying Performance Obligations and Licensing,” ASU2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the new standard is effective for annual reporting periods beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required.

NTT has not decided on a transition method and is currently evaluating the impact of the new standard on NTT’s consolidated financial statements and related disclosures.

The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of NTT’s contractual arrangements. While NTT is continuing to assess all potential impacts resulting from the application of the new standard, NTT believes that the most significant impacts may include the following items:

•

The new standard requires the recognition of incremental costs of obtaining contacts and direct costs of fulfilling contracts with customers as assets. Under the current standard, those costs relating to communication services provided on the Regional communications business, the Long distance and international communications business, and the Mobile communications business are capitalized and amortized up to the upfront fees as the upper limit over the estimated average period of the subscription for each service. After adopting the new standard, all of those costs will be capitalized, and therefore, part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets. For the fiscal year ended March 31, 2017, the majority of the amount of sales commissions incurred for agent resellers was ¥320,800 million which was mainly included in the Mobile communication business.

•

The new standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Under the current standard, NTT Group records accrued liabilities relating to the points that customers earn. After adopting the new standard, NTT Group will recognize a part of the consideration for transactions of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when points are used for additional goods or services at a discount. For the fiscal year ended March 31, 2017, the majority of the amount of expenses for point programs under the existing standards was ¥94,291 million, which was included in the Mobile communication business.

NTT Group is in the process of establishing its operating processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The new standard is expected to take effect for NTT Group on April 1, 2018.

NTT is currently evaluating the effect of adopting the ASU.

Leases

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is effective for fiscal years beginning after December 15, 2018. The new standard is expected to take effect for NTT Group on April 1, 2019. Early adoption is permitted.

The adoption of the new accounting standard is expected to result in the recognition of additional right-of-use assets and lease liabilities. NTT is considering the scope and the amounts of assets and liabilities to be recognized.

Simplifying the Test for Goodwill Impairment

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 on a prospective basis. The new standard is expected to take effect for NTT Group on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

On March 10, 2017, the FASB issued ASU2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that employers report the service cost component in the same line item(s) as other employee compensation costs arising from services rendered during the period, and report the other components of net benefit cost separately from the service cost component and outside a subtotal of operating income. Only the service cost component will be eligible for capitalization. The updated presentation of net benefit cost in an employer’s income statement is to be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

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

The following is a list of NTT’s Members of the Board, Audit & Supervisory Board Members and Presidents of principal subsidiaries as of June 28, 2017:

Members of the Board

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
Satoshi Miura April 3, 1944 June 2012 June 2018	Chairman of the Board	April 1967	:	Joined Nippon Telegraph and Telephone Public Corporation	33,740
		June 1996	:	Senior Vice President Head of Personnel Member of the Board of the Company
		July 1996	:	Senior Vice President Head of Personnel for Industrial Relations Member of the Board of the Company
		June 1998	:	Executive Vice President Head of Personnel for Industrial Relations Member of the Board of the Company
		January 1999	:	Executive Vice President Deputy Senior Executive Manager of the NTT-East Provisional Headquarters Member of the Board of the Company
		July 1999	:	Senior Executive Vice President Representative Director of Nippon Telegraph and Telephone East Corporation
		June 2002	:	President and Representative Director of Nippon Telegraph and Telephone East Corporation
		June 2005	:	Senior Executive Vice President Head of the Corporate Management Strategy Division Representative Member of the Board of the Company
		June 2007	:	President and Chief Executive Officer Representative Member of the Board of the Company
		June 2012	:	Chairman of the Board of the Company (present post)
		June 2016	:	External Director of Hiroshima Bank, Ltd. (present post)
Significant Concurrent Business Activities: External Director of Hiroshima Bank, Ltd.

Hiroo Unoura January 13, 1949 June 2012 June 2018	President and Chief Executive Officer	April 1973	:	Joined Nippon Telegraph and Telephone Public Corporation	29,000
	Representative Member of the Board	June 2002	:	Senior Vice President Head of Department I Member of the Board of the Company

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2005	:	Senior Vice President Head of Department V Member of the Board of the Company
		June 2007	:	Executive Vice President Head of Corporate Strategy Planning Head of Corporate Business Strategy Member of the Board of the Company
		June 2008	:	Senior Executive Vice President Head of Strategic Business Development Representative Member of the Board of the Company
		June 2011	:	Senior Executive Vice President Representative Member of the Board of the Company
		June 2012	:	President and Chief Executive Officer Representative Member of the Board of the Company (present post)

Hiromichi Shinohara March 15, 1954 June 2014 June 2018	Senior Executive Vice President Chief Technology Officer Chief Information Security Officer In charge of technical strategy and international standardization Head of Research and Development Planning Representative Member of the Board	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	15,900
		June 2009	:	Senior Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2011	:	Senior Vice President Head of Research and Development Planning Head of the Information Sharing Laboratory Group Member of the Board of the Company
		October 2011	:	Senior Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2012	:	Executive Vice President Head of Research and Development Planning Member of the Board of the Company
		June 2014	:	Senior Executive Vice President Head of Research and Development Planning Representative Member of the Board of the Company (present post)

Jun Sawada July 30, 1955 June 2014 June 2018	Senior Executive Vice President Chief Financial Officer Chief Compliance Officer Chief Information Officer In charge of business strategy and risk management Representative Member of the Board	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	12,000
		June 2008	:	Senior Vice President
Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation
		June 2011	:	Executive Vice President Executive Manager of Corporate Strategy Planning Department
Member of the Board of NTT Communications Corporation

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Senior Executive Vice President Executive Manager of Corporate Strategy Planning Department Representative Member of the Board of NTT Communications Corporation
		June 2013	:	Senior Executive Vice President Representative Member of the Board of NTT Communications Corporation
		June 2014	:	Senior Executive Vice President Representative Member of the Board of the Company (present post)
		June 2016	:	Representative Director and President, Chief Executive Officer of NTT Security Corporation (present post)
Significant Concurrent Business Activities: Representative Director and President, Chief Executive Officer of NTT Security Corporation

Mitsuyoshi Kobayashi November 3, 1957 June 2014 June 2018	Executive Vice President Head of Technology Planning Member of the Board	April 1982	:	Joined Nippon Telegraph and Telephone Public Corporation	8,600
		June 2006	:	General Manager of Okayama Branch of Nippon Telegraph and Telephone West Corporation
		July 2008	:	General Manager of the Service Management Department of Nippon Telegraph and Telephone West Corporation
		June 2010	:	Senior Vice President General Manager of the Service Management Department Member of the Board of Nippon Telegraph and Telephone West Corporation
		June 2012	:	Senior Vice President Head of Technology Planning Head of Strategic Business Development Member of the Board of the Company
		June 2012	:	Senior Vice President Member of the Board of NTT COMWARE CORPORATION (present post)
		June 2014	:	Executive Vice President Head of Technology Planning Member of the Board of the Company (present post)
Significant Concurrent Business Activities: Member of the Board of NTT COMWARE CORPORATION

Akira Shimada December 18, 1957 June 2015 June 2018	Executive Vice President Head of General Affairs Member of the Board	April 1981	:	Joined Nippon Telegraph and Telephone Public Corporation	8,104
		July 2007	:	General Manager of the Accounts and Finance Department of Nippon Telegraph and Telephone West Corporation
		July 2009	:	General Manager of the General Affairs and Personnel Department of Nippon Telegraph and Telephone East Corporation

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2011	:	Senior Vice President General Manager of the General Affairs and Personnel Department Member of the Board of Nippon Telegraph and Telephone East Corporation
		June 2012	:	Senior Vice President Head of the General Affairs Member of the Board of the Company
		June 2012	:	Member of the Board of Nippon Telegraph and Telephone West Corporation (present post)
		June 2015	:	Executive Vice President Head of General Affairs Member of the Board of the Company (present post)
Significant Concurrent Business Activities: Member of the Board of Nippon Telegraph and Telephone West Corporation

Tsunehisa Okuno October 12, 1960 June 2012 June 2018	Senior Vice President Head of Global Business Member of the Board	April 1983	:	Joined Nippon Telegraph and Telephone Public Corporation	4,900
		July 2007	:	Vice President of the Corporate Business Strategy of the Company
		June 2008	:	Head of the Global Business Strategy Office of Strategic Business Development of the Company
		January 2011	:	Senior Vice President of Dimension Data Holdings plc (present post)
		June 2011	:	Head of Global Business of the Company
		June 2012	:	Senior Vice President
Head of Global Business
Member of the Board of the Company (present post)
		June 2016	:	Director of NTT Security Corporation (present post)
Significant Concurrent Business Activities:
Senior Vice President of Dimension Data Holdings plc
Director of NTT Security Corporation

Hiroki Kuriyama May 27, 1961 June 2014 June 2018	Senior Vice President Head of Strategic Business Development In charge of 2020 Project Member of the Board	April 1985	:	Joined the Company	3,670
		February 2003	:	Vice President of Department I of the Company
		May 2005	:	Vice President of Corporate Business Strategy of the Company
		June 2008	:	Vice President of Corporate Strategy Planning of the Company
		June 2012	:	Vice President of President’s Office of General Affairs of the Company
		June 2014	:	Senior Vice President
Head of Strategic Business Development
Member of the Board of the Company (present post)

Takashi Hiroi February 13, 1963 June 2015 June 2018	Senior Vice President	April 1986	:	Joined the Company	3,300
	Head of Finance and Accounting Member of the Board	May 2005	:	Vice President of Corporate Business Strategy of the Company
		June 2008	:	Vice President of Strategic Business Development of the Company

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		July 2009	:	Vice President of Corporate Strategy Planning of the Company
		June 2014	:	Head of Finance and Accounting of the Company
		June 2015	:	Senior Vice President
Head of Finance and Accounting
Member of the Board of the Company (present post)

Eiichi Sakamoto	Senior Vice President	April 1986	:	Joined the Company	2,800
September 3, 1963 June 2016 June 2018	Head of Corporate Strategy Planning Member of the Board
		October 2005	:	Head of the Business Management Group of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		July 2009	:	Head of the Planning Group of the Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		July 2011	:	Head of the Public Relations of the Corporate Strategy Planning of the Company
		June 2015	:	Senior Vice President, Managing Director of Corporate Marketing Strategy Department of NTT DOCOMO, INC.
		June 2016	:	Senior Vice President
Head of the Corporate Strategy Planning of the Company
Member of the Board of the Company (present post)
Member of the Board of Nippon Telegraph and Telephone East Corporation (present post)
Significant Concurrent Business Activities:
Member of the Board of Nippon Telegraph and Telephone East Corporation

Katsuhiko Shirai September 24, 1939 June 2012 June 2018	Outside Member of the Board	April 1965	:	Assistant of the First Faculty of Science and Engineering of Waseda University	3,400
		April 1968	:	Full-time lecturer of the Faculty of Science and Engineering of Waseda University
		April 1970	:	Assistant Professor of the Faculty of Science and Engineering of Waseda University
		April 1975	:	Professor of the Faculty of Science and Engineering of Waseda University
		November 1994	:	Director of Academic Affairs and Director of the International Exchange Center of Waseda University
		November 1998	:	Executive Director of Waseda University
		November 2002	:	President of Waseda University
		November 2010	:	Educational Advisor of Waseda University
		April 2011	:	Chairperson of the Foundation for the Open University of Japan

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Member of the Board of the Company (present post)
		June 2012	:	Director of Japan Display, Inc. (present post)
		November 2016	:	Honorary Advisor of Waseda University (present post)
Significant Concurrent Business Activities:
Director (Part-Time) of Japan Display, Inc.

Sadayuki Sakakibara March 22, 1943 June 2012 June 2018	Outside Member of the Board	April 1967	:	Joined Toyo Rayon Co., Ltd. (currently registered as Toray Industries, Inc.)	8,100
		June 1994	:	Director of the Corporate Planning Department of Toray Industries, Inc.
		June 1996	:	Director of the Board of Toray Industries, Inc.
		June 1998	:	Managing Director of Toray Industries, Inc.
		June 1999	:	Senior Managing Director of Toray Industries, Inc.
		June 2001	:	Executive Vice President of Toray Industries, Inc.
		June 2002	:	President of Toray Industries, Inc.
		June 2010	:	Chairman and Representative Member of the Board of Toray Industries, Inc.
		June 2012	:	Member of the Board of the Company (present post)
		June 2013	:	Director of Hitachi, Ltd. (present post)
		June 2014	:	Chairman of the Japan Business Federation (Keidanren) (present post)
		June 2014	:	Chairman of the Board of Directors, Toray Industries, Inc.
		June 2015	:	Chief Senior Adviser and Chief Senior Counselor of Toray Industries, Inc. (present post)
Significant Concurrent Business Activities:
Chief Senior Adviser, Chief Senior Counselor of Toray Industries, Inc.
Director of Hitachi, Ltd.
Chairman of the Japan Business Federation (Keidanren)

Audit & Supervisory Board Members

Akiko Ide February 28, 1955 June 2014 June 2019	Audit & Supervisory Board Member	April 1977	:	Joined Nippon Telegraph and Telephone Public Corporation	7,500
		June 2003	:	General Manager of Customer Services of NTT DOCOMO, INC.
		September 2004	:	Concurrently General Manager of Customer Services and General Manager of Information Security of NTT DOCOMO, INC
		June 2005	:	General Manager of Customer Services of NTT DOCOMO, INC.
		April 2006	:	General Manager of Corporate Citizenship Department of NTT DOCOMO, INC.
		June 2006	:	Executive Director and General Manager of Corporate Citizenship Department of NTT DOCOMO, INC.
		July 2008	:	Executive Director and General Manager for Chugoku regional office of NTT DOCOMO, INC.

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2012	:	Executive Director and Director of Information Security of NTT DOCOMO, INC.
		May 2013	:	President and Chief Executive Officer of Radishbo-ya Co., Ltd.
		June 2013	:	Executive Director and Senior Manager in Charge of Commerce Business Promotion of NTT DOCOMO, INC.
		June 2014	:	Full Time Audit & Supervisory Board Member of NTT (present post)

Takao Maezawa October 24, 1955 June 2016 June 2019	Audit & Supervisory Board Member	April 1978	:	Joined Nippon Telegraph and Telephone Public Corporation	9,304
		June 2006	:	Executive Manager of Human Resources Management Department, General Manager of Training Institute Executive Manager of the General Affairs of NTT Communications Corporation
		June 2008	:	Senior Vice President Deputy General Manager of the Enterprise Business Division Member of the Board of NTT Communications Corporation
		June 2011	:	Executive Vice President Deputy General Manager of the Enterprise Business Division Member of the Board of NTT Communications Corporation
		August 2011	:	Executive Vice President Head of Second Sales Division Member of the Board of NTT Communications Corporation
		June 2012	:	President and CEO of NTT PC Communications Incorporated
		June 2016	:	Full Time Audit & Supervisory Board Member of NTT (present post)

Michiko Tomonaga(2) July 26, 1947 June 2011 June 2019	Outside Audit & Supervisory Board Member	March 1975	:	Registered as a certified public accountant (certification up-to-date)	2,500
		July 2007	:	Vice President of the Japanese Institute of Certified Public Accountants
		July 2008	:	Senior Partner at Ernst & Young Japan
		June 2010	:	Outside Corporate Auditor of Keikyu Corporation
		June 2011	:	Outside Audit & Supervisory Board Member of NTT (present post)
		February 2012	:	Audit & Supervisory Board Member of the Corporation for Revitalizing Earthquake affected Business
		June 2014	:	Outside Director of Japan Exchange Group, Inc.
		June 2016	:	Outside Director of Keikyu Corporation (present post)
Significant Concurrent Business Activities: Certified Public Accountant Outside Director of Keikyu Corporation

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
Seiichi Ochiai(2) April 10, 1944 June 2012 June 2019	Outside Audit & Supervisory Board Member	April 1974	:	Instructor in the Faculty of Law of the University of Tokyo	5,104
		April 1977	:	Associate Professor in the Faculty of Law of Seikei University
		April 1981	:	Professor in the Faculty of Law of Seikei University
		April 1990	:	Professor at the University of Tokyo Graduate Schools for Law and Politics and the Faculty of Law of the University of Tokyo
		April 2007	:	Professor at Chuo Law School
		April 2007	:	Registered as attorney-at-law (Dai-Ichi Tokyo Bar Association) (registration up-to-date)
		June 2007	:	Emeritus Professor at the University of Tokyo (present post)
		June 2008	:	Outside Director of EBARA CORPORATION
		June 2012	:	Outside Audit & Supervisory Board Member of NTT (present post)
		July 2012	:	Outside Director of Meiji Yasuda Life Insurance Company (present post)
		June 2013	:	Outside Auditor of Ube Industries, Ltd. (present post)
Significant Concurrent Business Activities:
Lawyer
Outside Director of Meiji Yasuda Life Insurance Company;
Outside Auditor of Ube Industries, Ltd.

Takashi Iida(2) September 5, 1946 June 2014 June 2019	Outside Audit & Supervisory Board Member	April 1974	:	Registered as attorney-at-law (Daini Tokyo Bar Association) (registration up-to-date)	2,700
Joined Mori Sogo Law Offices (currently Mori, Hamada and Matsumoto)
		April 1991	:	Deputy Chairman of the Daini Tokyo Bar Association
		April 1997	:	Executive Governor of the Japan Federation of Bar Associations
		April 2006	:	Chairman of the Daini Tokyo Bar Association
		April 2006	:	Vice President of the Japan Federation of Bar Associations
		January 2012	:	Established Kowa Law Office (present post)
		June 2012	:	Corporate Auditor (Part-Time) for Shimadzu Corporation (present post)
		June 2013	:	Corporate Auditor of JAFCO Co., Ltd
		June 2013	:	Outside Director of Alps Electric Co., Ltd. (present post)
		June 2014	:	Outside Audit & Supervisory Board Member of NTT (present post)
Significant Concurrent Business Activities:
Lawyer
Corporate Auditor (Part-Time) of Shimadzu Corporation
Outside Director of Alps Electric Co., Ltd.

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

Executive Vice President,

General Manager of Corporate Strategy and Planning Department

General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute

Member of the Board of Directors of NTT DOCOMO

		June 2014	:	Senior Executive Vice President Responsible for Technology, Devices and Information Strategy, Member of the Board of Directors of NTT DOCOMO
		June 2016		President of NTT DOCOMO, Executive General Manager of Sales and Marketing Division of NTT DOCOMO
		June 2016	:	President of NTT DOCOMO (present post)

Toshio Iwamoto January 5, 1953 June 2012 June 2019	President, NTT DATA	April 1976	:	Joined Nippon Telegraph and Telephone Public Corporation		(3)
		June 2004	:	Director and Head of Payment Solutions Sector of NTT DATA Deputy Head of Financial Business Sector of NTT DATA

Name Date of Birth Date First Appointed Date Current Term Ends	Position/Responsibility	Brief Career Summary and Significant Concurrent Business Activities			Shares Owned(1)
		June 2005	:	Senior Vice President Head of Financial Business Sector of NTT DATA
		June 2007	:	Director and Executive Vice President Head of Financial Business Sector of NTT DATA Head of the Fourth Public Sector
		February 2008	:	Director and Executive Vice President Head of Financial Business Sector of NTT DATA
		July 2008	:	Director and Executive Vice President of NTT DATA
		June 2009	:	Representative Director and Senior Executive Vice President of NTT DATA
		July 2009	:	Representative Director and Senior Executive Vice President of NTT DATA, Company President of the Public & Financial IT Services Company
		June 2011	:	Representative Director and Senior Executive Vice President of NTT DATA
		June 2012	:	President of NTT DATA (present post)

(1)	NTT Shares owned as of June 28, 2017.
(2)	Outside Audit & Supervisory Board Member.
(3)	The number of Shares owned represents less than one percent of all outstanding Shares.

None of NTT’s Members of the Board, Audit & Supervisory Board Members or presidents of principal subsidiaries is party to a service contract with NTT or any of its subsidiaries that provides for benefits upon termination of employment.

Compensation

Policies

In order to improve objectivity and transparency regarding matters concerning the compensation of Members of the Board, NTT established the Appointment and Compensation Council, which comprises four Members of the Board, including two Outside Independent Members of the Board (independent directors within the meaning of the TSE Code, as defined under “—Board Practices—Board of Directors” below), and such matters are decided by the Board after deliberation by this council.

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

Total Compensation of Members of the Board and Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2017

Position	Number of Payees	Base Salary	Bonus	Total
		(millions of yen)
Members of the Board (excluding Outside Members of the Board)	11	¥412	¥98	¥510
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	3	¥74	—	¥74

Total	14	¥487	¥98	¥585

Notes:

1.

The numbers above include one Member of the Board and one Audit & Supervisory Board Member whose resignations became effective at the conclusion of the 31st Ordinary General Meeting of Shareholders held on June 24, 2016.

2.	Upper limits on total annual compensation of Members of the Board and Audit & Supervisory Board Members were set at an aggregate of ¥750 million for Members of the Board and ¥200 million for Audit & Supervisory Board Members at the 21st Ordinary General Meeting of Shareholders held on June 28, 2006.
3.	In addition to the above, NTT Group paid an aggregate of ¥13 million as executive bonuses to five of its Members of the Board who also hold executive management positions.

Total Compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members during the Fiscal Year Ended March 31, 2017

	Number of Payees	Base Salary
		(millions of yen)
Total compensation of Outside Members of the Board and Outside Audit & Supervisory Board Members	5	¥71

Board Practices

Board of Directors

NTT’s Board is currently composed of twelve directors, referred to as “Members of the Board.” While not mandated by the Companies Act, two of NTT’s directors are outside directors (i.e., directors who meet certain requirements under the Companies Act, including, among other things, the following: (i) persons who are not currently executive directors, executive officers or employees, including managers (collectively, “Executive Directors etc.”) of NTT or any of its subsidiaries, and who have not been Executive Directors etc. of NTT or any of its subsidiaries within 10 years prior to assuming the position of director; (ii) persons who have been directors, accounting advisors or corporate auditors (excluding Executive Directors etc.) of NTT or any of its subsidiaries within 10 years prior to newly assuming the position of director but who have not been Executive Directors etc. thereof within 10 years prior to assuming such previous position as director, accounting advisor or corporate auditor of NTT or any of its subsidiaries (excluding Executive Directors etc.); and (iii) persons who are not currently spouses or relatives within two degrees of a director, executive officer or important employee, including a manager, of NTT). The presence of outside directors serves to strengthen the Board’s ability to appropriately monitor business operations, and NTT’s outside directors actively contribute to discussions at Board meetings. If NTT has no outside directors at the end of any fiscal year, it will be required to present an explanation at its ordinary general meeting of shareholders for the relevant fiscal year as to why the appointment of outside directors is inappropriate. In addition, TSE rules require that at least one of NTT’s outside directors or outside corporate auditors (as described below) meet certain additional independence criteria established by the TSE. Further, TSE rules also require NTT to endeavor to have at least one director who meets such independence criteria. Additionally, the TSE has adopted the Corporate Governance Code, which became effective as of June 1, 2015 (apart from TSE rules, the “TSE Code”). With respect to the TSE Code, the TSE rules adopt a “comply-or-explain” approach, requiring TSE-listed companies to either comply with the principles of the TSE

Code or otherwise provide public disclosure explaining the reason for not complying. According to the TSE Code, TSE-listed companies should have at least two outside independent directors within the meaning of the TSE Code.

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

The Board is responsible for decisions regarding important management issues and other matters, and for supervising the directors’ execution of their duties. As a general rule, the Board meets once a month. Under the Companies Act, directors are prohibited from engaging in any transaction in competition with any of the company’s businesses for themselves or on behalf of any third party, and from engaging in certain other transactions involving a conflict with the company’s interests, unless the transaction is approved by a board resolution. No director may vote on a proposal in which that director is deemed to be materially interested. In addition, the Companies Act requires a resolution of the board to decide on material business matters including, but not limited to, acquisition or disposal of material assets, substantial borrowings, issuance of bonds and establishment of internal control systems for the business group.

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

Under the Companies Act, corporate auditors are obligated to audit the execution by the directors of their duties and carry out an accounting audit. Corporate auditors must also examine the agenda and related documents to be submitted by the board of directors to a general meeting of shareholders and report the result of their examination at the general meeting of shareholders in respect of any violations of relevant laws or their company’s articles of incorporation or other serious improprieties. Corporate auditors are required to attend and, if necessary, state their opinions at meetings of the board of directors, and, if the corporate auditors become aware of any violations or potential violations by the directors of relevant laws or their company’s articles of incorporation that could result in significant harm to the company, the corporate auditors have the right to demand that the directors discontinue the violation.

Further, under the Companies Act, certain “large companies” (such as NTT) are required to maintain a board of corporate auditors comprised of all corporate auditors and, in addition to the audit by the corporate auditors, are required to undergo an accounting audit by an independent auditor nominated by the board of corporate auditors and appointed at a general meeting of shareholders. The board of corporate auditors has a statutory duty to prepare a report based on the individual corporate auditors’ reports setting forth, among other things, matters regarding the independent auditor’s audit report, and the contents of such report are notified to a designated director and the independent auditor. The contents of individual corporate auditor reports may be noted in the board of corporate auditors’ report if such contents differ from the board of corporate auditors’ report. Pursuant to the Companies Act, the board of corporate auditors may, by resolution of the board of corporate auditors, establish audit principles, the procedures for the board of corporate auditors’ examination of its company’s business and operations and the condition of its assets, and other matters relating to the execution by the corporate auditors of their duties.

Employees

NTT and its consolidated subsidiaries had approximately 274,850 employees as of March 31, 2017. Of these employees, approximately 164,000 were employed within Japan and approximately 110,850 were employed outside of Japan as of March 31, 2017. Almost all of NTT Group’s employees in Japan, excluding supervisory staff, are members of the All NTT Workers Union of Japan (NTT Rodo Kumiai, or the “Union”), which is a member of the Japanese Trade Union Confederation (Nippon Rodo Kumiai So Rengokai), and labor-management relations between NTT Group and the Union are stable. NTT Group has experienced no strikes by the Union over the past ten years.

	Employees as of Fiscal Years Ended March 31,
	2015			2016			2017
Regional communications business	71,222	[66,471	]	66,214	[64,745	]	68,243	[58,419	]
Long distance communications and international business	42,234	[9,669	]	43,758	[10,185	]	43,842	[8,976	]
Mobile communications business	25,680	[11,450	]	26,129	[11,511	]	26,734	[10,447	]
Data communications business	76,642	[3,631	]	80,526	[3,188	]	111,657	[2,911	]
Other business	25,815	[10,427	]	24,821	[10,226	]	24,368	[9,993	]

Total	241,593	[101,648	]	241,448	[99,855	]	274,844	[90,746	]

Note:	The number of full-time employees as of March 31 of each of the years indicated is shown without brackets. The average annual number of temporary employees for the fiscal years indicated is shown in brackets.

Share Ownership

As of March 31, 2017, the members of the Board of NTT owned a total of 131,614 Shares (less than 0.1% of outstanding Shares).

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

As of March 31, 2017, the Government owned 679,123,568 Shares, or 32.39% of the issued Shares (33.70% of outstanding Shares). See Note 1 to the Consolidated Financial Statements. For details of the requirements for Government ownership of NTT Shares under the NTT Act, see “Item 4—Information on the Company—Matters Relating to NTT’s Shares.” To NTT’s knowledge, there were no significant changes in the Government’s percentage ownership during the past three fiscal years.

	As of March 31, 2017
Title of Class	Identity of Person or Group	Amount of Shares Owned	Percent of Class
Common stock	Government of Japan (Minister of Finance)	679,123,568	32.39	%(1)
Common stock	Members of the Board (12 persons)	131,614	—	(2)

(1)	33.70% of outstanding Shares.
(2)	Less than 0.1% of outstanding Shares.

As of March 31, 2017, 27,079,865 ADSs (equivalent to 27,079,865 Shares, or 1.3% of the total number of Shares, excluding treasury stock owned by NTT, outstanding on that date) were outstanding and were held by 161 record holders of ADSs (including 152 United States record holders, who held 27,078,434 ADSs).

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

Transactions with affiliated companies and the related balances at the end of the periods ended March 31, 2015, 2016 and 2017 were as follows:

	Year ended March 31,
	2015	2016	2017
	(millions of yen)
Sales	¥45,703	¥53,590	¥69,134
Purchases	¥137,483	¥140,838	¥136,200
Receivables	¥32,859	¥34,247	¥31,653
Payables	¥112,309	¥119,562	¥149,862

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥25,881 million, ¥20,462 million and ¥16,068 million, respectively.

Details of transactions between NTT Group companies and other related parties

In the fiscal year ended March 31, 2017, NTT DATA entered into various related party transactions, the terms of which were substantially similar to those of transactions that NTT DATA entered into with non-related parties. NTT does not consider the nature and value of the related party transactions that NTT DATA entered into during the fiscal year ended March 31, 2017 to be material.

ITEM 8—FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and pages F-1 through F-81.

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

NTT’s dividends in respect of the fiscal year ended March 31, 2017 were ¥120 per share, comprising a year-end dividend of ¥60 and the interim dividend of ¥60 paid on December 12, 2016. For the fiscal year ending March 31, 2018, NTT currently expects to pay dividends of ¥150 per share in respect of the full fiscal year.

While maintaining sound financial condition and as part of its capital policy to improve capital efficiency, NTT intends to use retained earnings for investments in new business opportunities.

See also “Item 3—Key Information—Dividends.”

Significant Changes

Except as otherwise disclosed herein, there have been no significant changes since March 31, 2017, the date of the registrant’s last audited financial statements.

ITEM 9—THE	OFFER AND LISTING

Trading Markets

The principal trading market for the Shares of NTT is the TSE. The Shares have been traded on the First Section of that exchange since February 1987.

The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices, the Tokyo Stock Price Index (“TOPIX”) and the Nikkei Stock Average (“Nikkei 255”). The TOPIX, which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of June 15, 2017, stocks of 2,021 companies were traded on the First Section of the TSE. The Nikkei 225 is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section of the TSE.

	TSE Price per Share		Average daily trading volume*	Closing TOPIX		Closing Nikkei 225
	High	Low		High	Low	High	Low
	(yen)		(number of Shares)	(points)		(yen)
Fiscal Years Ended March 31,
2013	2,215.0	1,635.0	5,335,432	1,058.10	695.51	12,635.69	8,295.63
2014	3,004.5	1,962.5	6,233,946	1,306.23	991.34	16,291.31	12,003.43
2015	3,881.5	2,525.5	4,973,928	1,592.25	1,132.76	19,754.36	13,910.16
2016	5,419.0	3,626.0	4,103,242	1,691.29	1,196.28	20,868.03	14,952.61
2017	5,180.0	4,156.0	3,857,018	1,578.51	1,192.80	19,668.01	14,864.01
Quarterly Periods for the Fiscal Year Ended March 31, 2016
First Quarter	4,573.5	3,626.0	4,632,593	1,679.89	1,528.99	20,868.03	19,034.84
Second Quarter	5,066.0	4,005.0	5,302,269	1,691.29	1,375.52	20,841.97	16,930.84
Third Quarter	4,983.0	4,171.0	3,711,431	1,605.94	1,442.74	20,012.40	17,722.42
Fourth Quarter	5,419.0	4,422.0	4,950,711	1,509.67	1,196.28	18,450.98	14,952.61
Quarterly Periods for the Fiscal Year Ended March 31, 2017
First Quarter	5,180.0	4,330.0	3,972,659	1,412.98	1,192.80	17,613.56	14,864.01
Second Quarter	5,113.0	4,501.0	3,647,758	1,357.41	1,209.88	17,156.36	15,106.52
Third Quarter	4,984.0	4,156.0	4,224,105	1,558.75	1,287.39	19,592.90	16,111.81
Fourth Quarter	5,135.0	4,685.0	3,586,982	1,578.51	1,495.03	19,668.01	18,650.33
2017 Monthly Periods
January	5,135.0	4,893.0	3,985,405	1,558.45	1,495.03	19,615.40	18,650.33
February	4,968.0	4,685.0	3,584,395	1,559.51	1,507.08	19,519.44	18,805.32
March	5,013.0	4,752.0	3,245,241	1,578.51	1,512.60	19,668.01	18,909.26
April	4,946.0	4,672.0	3,996,155	1,538.89	1,452.15	19,289.43	18,224.68
May	5,390.0	4,774.0	3,538,050	1,590.70	1,530.31	19,998.49	19,144.62
June (through June 9)	5,380.0	5,226.0	3,845,900	1,613.18	1,570.24	20,239.81	19,686.32

Note:	NTT conducted a two-for-one split of its common stock, with an effective date of July 1, 2015. The TSE Price per Share and numbers of Shares for Average daily trading volume for the Fiscal Years Ended March 31, 2013 through 2016 have been retrospectively adjusted to reflect the two-for-one stock split of NTT’s common stock, as if the stock split had occurred at the beginning of the first fiscal year listed above.

On June 9, 2017, the last traded price of the Shares on the TSE was ¥5,238 per Share, and the closing TOPIX and Nikkei 225 on that date were 1,591.66 points and ¥20,013.26, respectively.

NTT voluntarily delisted its ADSs from the NYSE, effective prior to the opening of trading on April 3, 2017. Even after delisting its ADSs from the NYSE, however, NTT intends to maintain its ADR program in the

United States and anticipates that its ADSs will be traded on the U.S. over-the-counter market. One ADS represents one Share and ADSs are evidenced by ADRs issued by the Depositary. Furthermore, NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its Board held on May 15, 2015. In connection with the stock split, NTT changed the ratio of ADRs to NTT’s underlying shares from 2:1 to 1:1, beginning on July 1, 2015 (U.S. Eastern time).

As of March 31, 2017, 27,079,865 ADSs (equivalent to 27,079,865 Shares, or 1.3% of the total number of Shares outstanding on that date, excluding treasury stock) were outstanding and were held by 161 record holders of ADSs (including 152 United States record holders, who held an aggregate of 27,078,434 ADSs). In order to maintain its NYSE listing, NTT has been registered with the SEC. In connection with the completion of its voluntary delisting from the NYSE, NTT also intends to file an application for deregistering its securities from the SEC after NTT meets the necessary deregistration criteria and intends to permanently deregister and terminate its reporting obligations under the Exchange Act in the future.

The high and low sales prices of the ADSs, as reported in the composite reporting system, are as follows:

	Price per ADS		Average daily trading volume
	High	Low
	(U.S. dollars)
Fiscal Years Ended March 31,
2013	24.70	20.64	470,099
2014	29.21	21.14	322,298
2015	34.08	25.07	342,414
2016	45.78	30.65	348,425
2017	49.67	38.45	289,559
Quarterly Periods for the Fiscal Year Ended March 31, 2016
First quarter	36.85	30.65	266,722
Second quarter	40.30	33.83	316,700
Third quarter	40.19	34.65	371,585
Fourth quarter	45.78	37.99	441,740
Quarterly Periods for the Fiscal Year Ended March 31, 2017
First quarter	47.53	41.73	299,665
Second quarter	49.67	43.95	307,275
Third quarter	46.13	38.45	249,422
Fourth quarter	44.84	41.47	301,625
2017 Monthly Periods*
January	44.54	41.57	277,729
February	43.82	41.47	221,905
March	44.84	42.10	388,261
April	44.57	41.94	319,177
May	48.55	42.75	120,859
June (through June 9)	48.98	47.22	88,151

*	NTT voluntarily delisted its ADSs from the NYSE, effective prior to the opening of trading on April 3, 2017. Price per ADS numbers in the table above for periods following the delisting reflect the price of NTT’s ADSs as traded on the over-the-counter market. The last reported price per ADS at closing on March 31, 2017, the final day of trading of NTT’s ADSs on the NYSE, was U.S.$42.84.

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

Acquisition and Disposal of Shares by NTT during the Last Three Fiscal Years

Prior to the fiscal year ended March 31, 2014, NTT engaged in several Share repurchases through transactions executed on the TSE in accordance with applicable Japanese law, and in certain cases the Minister of Finance sold some of the Shares it held in NTT to NTT.

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

During the fiscal year ended March 31, 2017, at the Board meeting held on May 13, 2016, the Board approved a resolution for the repurchase by NTT of up to 68,000,000 of its Shares at an aggregate cost not to exceed ¥350 billion during the period between May 16, 2016 to March 31, 2017. In accordance with this resolution, NTT acquired a total of 59,038,100 Shares for ¥267.4 billion from the Minister of Finance and other shareholders. Further, at the Board meeting held on December 12, 2016, the Board approved a resolution for the repurchase by NTT of up to 33,000,000 of its Shares at an aggregate cost not to exceed ¥150 billion during the period between December 13, 2016 to June 30, 2017. In accordance with this resolution, NTT acquired a total of 21,693,800 Shares for ¥106.8 billion during the period between December 19, 2016 to March 31, 2017. No Shares were acquired from the Minister of Finance. As a result of these transactions, together with stock repurchases by NTT due to the purchase of less-than-one-unit shares requested by holders of less-than-one-unit shares, and sale of treasury stock by NTT in response to requests of holders of less-than-one-unit shares to increase less-than-one-unit shares held, the total number of outstanding Shares (excluding treasury stock) as of March 31, 2017 was 2,015,367,511.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act and its related regulations require any person who has become, beneficially and solely or jointly, a holder of issued voting shares (excluding treasury stock) amounting to more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with a local finance bureau of the Ministry of Finance (the “MOF”) a report concerning such shareholdings within five business days. The local finance bureau of the MOF is authorized to review such filing. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set forth in any reports previously filed. For this purpose, voting shares issuable to such person upon conversion of convertible securities or the exercise of stock acquisition rights are taken into account in determining both the number of voting shares held by such holder and the issuer’s total issued share capital. Such report must be filed through the Electronic Disclosure for Investors’ NETwork (EDINET).

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

(x)	which directly owns 10% or more of NTT’s voting rights; and

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

As of March 31, 2017, foreign ownership of NTT’s Shares was 29.9%.

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

Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a United States resident (within the meaning of the Convention) not having a “permanent establishment” (as defined therein) in Japan is limited to 10% for most qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% but not more than 50% of the voting stock of the issuing company. If the protocol amending the Convention, signed on January 24, 2013, takes effect, the threshold in the preceding sentence will be amended to “less than 50%.” The effective date for the amendment to the Convention had not yet been determined as of June 9, 2017. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund. Under Japanese tax law, these treaty rates will apply in cases where the maximum tax rate that is to be applied on the basis of tax treaties is less than the tax rate set forth in the preceding paragraph applied on the basis of Japanese tax law.

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

NTT Group utilizes derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward contracts, from time to time, in order to limit its exposure to loss in relation to debt instruments or assets that may result from fluctuations, such as changes in foreign currency exchange rates and interest rates. NTT Group does not engage in derivative financial instrument transactions for trading purposes. The use of derivative financial instruments is based on specific internal rules and is subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instrument transactions are integrated with the underlying debt instruments or financial assets, and the transactions are entered into on the same date as the debt instruments or financial assets and have the same maturity. See Note 22 to the Consolidated Financial Statements for additional information regarding NTT Group’s derivative instruments and hedging activities.

Securities Price Risk

NTT Group holds available-for-sale securities and held-to-maturity securities. Available-for-sale securities are held as long-term investments. NTT Group does not hold marketable securities for trading purposes.

Fair values of available-for-sale securities and held-to-maturity securities were as follows as of March 31, 2017:

	2017
	Cost	Fair value(1)
	(in millions of yen)
Available-for-sale securities	¥236,904	¥431,892
Held-to-maturity securities	¥4,479	¥4,554

(1)	Information provided for reference only.

Details of maturities and fair values of held-to-maturity securities were as follows:

	2017
	Cost	Fair value(1)
	(in millions of yen)
Maturing within 1 year	¥349	¥346
Maturing between 1 year and 5 years	¥623	¥630
Maturing between 5 years and 10 years	¥3,007	¥3,039
Maturing after 10 years	¥500	¥539

(1)	Information provided for reference only.

Foreign Exchange Risk

NTT Group from time to time enters into forward exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with its foreign currency-denominated long-term debt. Such contracts and agreements are fixed at the same maturity as the underlying debt.

Of NTT Group’s financial instruments as of March 31, 2017, certain forward exchange contracts were affected by foreign currency exchange rates, but the effect was immaterial.

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

For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and the fair value of the swap. Notional amounts are calculated based on the contractual payments. Weighted average floating rates are current as of March 31, 2017.

While the information is presented in Japanese yen equivalents, the amounts are classified by the currency (Japanese yen and foreign currencies) of the financial instruments’ actual cash flows.

	Average interest rate	Carrying amount and maturity date (year ending March 31)							Fair value
		2018	2019	2020	2021	2022	Thereafter	Total
		(in millions of yen)
Long-term debt including current portion
Japanese yen bonds	1.17%	¥(284,990)	¥(200,999)	¥(219,973)	¥(179,963)	¥(100,091)	¥(279,947)	¥(1,265,963)	¥(1,309,546)
U.S. dollar bonds	1.71%	(140,225)	(22,438)	(56,079)	(5,610)	(84,024)	—	(308,376)	(304,430)
Borrowings from banks—
Fixed rate:
Japanese yen loans	0.87%	(162,203)	(334,745)	(164,831)	(148,667)	(178,244)	(760,574)	(1,749,264)	(1,839,061)
Euro loans	1.30%	(411)	(164)	(325)	(239)	(243)	(14,196)	(15,578)	(15,595)
Floating rate:
Japanese yen loans	0.18%	(12,418)	(5,646)	(3,004)	(726)	(20,516)	(39,600)	(81,910)	(82,325)
U.S. dollar loans	1.59%	(66,164)	(43,007)	(16,510)	(96,869)	(11,100)	(115,994)	(349,644)	(324,621)
Other loans (primarily floating rate):		(15,493)	(18,068)	(4,953)	(12,683)	(1,299)	(27,151)	(79,647)	(78,054)

Subtotal		(681,904)	(625,067)	(465,675)	(444,757)	(395,517)	(1,237,462)	(3,850,382)	(3,953,632)
Forward exchange contracts		0	0	0	0	0	0	0	0
Currency swap agreements		40,596	0	8,318	(345)	4,127	(9,847)	42,849	42,849

Total		¥(641,308)	¥(625,067)	¥(457,357)	¥(445,102)	¥(391,390)	¥(1,247,309)	¥(3,807,533)	¥(3,910,783)

	Notional amount and average interest rate (year ending March 31)						Fair value
	2018	2019	2020	2021	2022	Thereafter
	(in millions of yen)
Interest rate swap agreements
Floating to Fixed (Japanese yen)	¥35,052	¥19,551	¥3,393	¥15,251	¥27,652	¥85,024	¥(3,594)
Average pay rate	0.5%	1.3%	1.8%	2.4%	1.3%	1.7%
Average receive rate	0.2%	0.8%	1.1%	1.6%	0.5%	0.7%
Fixed to Floating (Japanese yen)	¥0	¥0	¥0	¥5,610	¥0	¥0	¥(56)
Average pay rate	0.0%	0.0%	0.0%	1.44%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	2.07%	0.0%	0.0%
Floating to Floating (Japanese yen)	¥0	¥0	¥0	¥0	¥0	¥0	¥0
Average pay rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Average receive rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

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

The Depositary may charge each person to whom ADRs are issued against deposits of Shares (including deposits in respect of Share distributions, stock acquisition rights or other distributions) and each person surrendering ADRs for withdrawal of deposited securities the following charges: (i) up to US$5.00 for each 100 ADSs (or portion thereof), (ii) cable, telex and facsimile transmission and delivery charges, and (iii) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars. Effective as of April 3, 2017, NTT revised the handling procedures of its ADRs to temporarily suspend the collection fees from ADR holders who surrender their ADRs for cancellation during the period from April 3, 2017 to March 30, 2018.

In the case of any cash dividends or other distributions in cash (including as a result of any sales of ADRs or Shares, or the sale of fractions thereof when the same results from a distribution of securities), the Depositary will make adjustments for taxes withheld and will deduct its expenses for (i) converting any foreign currency to U.S. dollars, (ii) transferring foreign currency or U.S. dollars to the United States, (iii) obtaining any approval or license of any governmental authority required for such conversion or transfer, (iv) making any sale, and (v) following procedures relating to foreign ownership restrictions. See “Item 10—Additional Information—Exchange Controls and Other Limitations Affecting Security Holders—Restrictions on Foreign Ownership” for further details regarding such restrictions. In addition, pursuant to the terms of the Deposit Agreement, the Depositary may collect a fee of up to US$0.05 per ADR for any cash distribution made pursuant to the Deposit Agreement and an administrative fee of up to US$0.05 per ADR per calendar year, which the Depositary may elect to receive by deducting such charges from cash distributions payable to ADR holders. Effective as of February 23, 2017, NTT revised the handling procedures of its ADRs such that the Depositary may collect US$0.02 per ADR on each of two cash dividends per calendar year for all dividends declared on or after March 29, 2017, up to a maximum aggregate fee of US$0.04 per ADS per calendar year including the administrative fee.

The Depositary has agreed to reimburse NTT for its annual NYSE listing fees (which will no longer apply following NTT’s voluntary delisting from the NYSE on April 3, 2017) and to waive certain costs related to the Depositary’s administration and maintenance of the ADR program, including the routine expenses of the Depositary for printing and distributing dividend checks and mailing required tax forms, its fees and expenses (including legal fees) in connection with non-routine costs, including costs associated with any rights issues, splits or combinations, recapitalizations, mergers, acquisitions, exchange offers, stock distributions, consent solicitations, change in the ratio of ADSs to Shares and other similar costs, and the subscription fees to certain websites maintained by the Depositary. For the fiscal year ended March 31, 2017, the Depositary reimbursed NTT in the amount of US$59,500 for NTT’s annual NYSE listing fees, and waived costs related to the administration and maintenance of the ADR program and other services as described above. The amount reimbursed by the Depositary is not related to the amount of fees collected by the Depositary from ADR holders.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective February 23, 2017, NTT agreed upon a Form of Amendment No. 3 to the Deposit Agreement with JPMorgan Chase Bank, N.A., as depositary (“JPMorgan”), and on April 3, 2017, in connection with its voluntary delisting from the NYSE, NTT entered into an Amended and Restated Deposit Agreement with JPMorgan. The following is a summary of the general effect of the modifications of certain of the rights of the holders of ADRs, ADSs or interests therein. The summary is qualified in its entirety by reference to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to NTT’s Post-Effective Amendment No. 4 to Form F-6 filed on April 3, 2017 (File No. 333-132794).

Pursuant to the terms of the Amended and Restated Deposit Agreement, the Depositary may collect, among other fees, a fee of up to US$0.05 per ADR for any cash distribution made pursuant to the Deposit Agreement and an administrative fee of up to US$0.05 per ADR per calendar year, which the Depositary may in each case elect to receive by deducting such charges from cash distributions payable to ADR holders. For additional details regarding the charges of the Depositary, see “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares.”

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

NTT’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of NTT Group’s disclosure controls and procedures as of March 31, 2017. Based on that evaluation, under the supervision and with the participation of NTT’s management, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of March 31, 2017 to provide reasonable assurance that the information required to be disclosed in the reports NTT files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management assessed the effectiveness of its internal control over financial reporting as of March 31, 2017. In making this assessment, NTT’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (2013).” Management concluded that, as of March 31, 2017, NTT’s internal control over financial reporting is effective based on those criteria.

NTT’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on NTT’s internal control over financial reporting as of March 31, 2017, which appears on Page F-3.

Changes in Internal Control over Financial Reporting

There has been no change in NTT’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, NTT’s internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

NTT’s Audit & Supervisory Board has determined that Mr. Takao Maezawa and Ms. Michiko Tomonaga are financial experts meeting the requirements of Item 16A. Ms. Michiko Tomonaga is independent under applicable Japanese rules relating to the composition of boards of corporate auditors, in compliance with the independence requirements applicable to foreign private issuers set forth under the NYSE Listed Company Manual and in Rule 10A-3 of the Exchange Act.

ITEM 16B—CODE OF ETHICS

NTT Group has adopted a code of ethics covering all of its officers, including its principal executive officer and principal financial officer, and all of its employees. NTT Group has posted the text of its code of ethics on its Internet website: http://www.ntt.co.jp/csr_e/governance/compliance.html.

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

The aggregate fees billed for each of the fiscal years ended March 31, 2016 and March 31, 2017 for professional services rendered to NTT and its subsidiaries by KPMG and its affiliates are as follows:

	Years ended March 31,
	2016	2017
	(in millions of yen)
Audit Fees	¥4,812	¥5,004
Audit-Related Fees	20	50
Tax Fees	88	81
All Other Fees	340	436

Total Fees	¥5,259	¥5,571

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)(2)(3)	(b) Average Price Paid per Share(1)(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
April 1, 2016 to April 30, 2016	2,142	¥4,807	0	0
May 1, 2016 to May 31, 2016	1,943	¥4,921	0	68,000,000
June 1, 2016 to June 30, 2016	59,039,705	¥4,529	59,038,100	8,961,900
July 1, 2016 to July 31, 2016	4,454	¥4,949	0	0
August 1, 2016 to August 31, 2016	4,374	¥4,835	0	0
September 1, 2016 to September 30, 2016	2,971	¥4,633	0	0
October 1, 2016 to October 31, 2016	2,577	¥4,669	0	0
November 1, 2016 to November 30, 2016	2,353	¥4,474	0	0
December 1, 2016 to December 31, 2016	2,126,047	¥4,924	2,120,700	30,879,300
January 1, 2017 to January 31, 2017	7,867,630	¥5,032	7,861,900	23,017,400
February 1, 2017 to February 28, 2017	4,113,721	¥4,767	4,109,300	18,908,100
March 1, 2017 to March 31, 2017	7,605,429	¥4,890	7,601,900	11,306,200

(1)	On May 13, 2016, the Board resolved that NTT may acquire up to 68 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥350 billion from May 16, 2016 through March 31, 2017.
(2)	On December 12, 2016, the Board resolved that NTT may acquire up to 33 million outstanding Shares of its common stock at an aggregate cost not exceeding ¥150 billion from December 13, 2016 through June 30, 2017.
(3)	The number of Shares purchased includes less-than-one-unit shares. From April 1, 2016 to March 31, 2017, NTT purchased 41,446 such Shares.

ITEM 16F—CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

Not applicable.

ITEM 16H—MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL	STATEMENTS

The Reports of Independent Registered Public Accounting Firm, Consolidated Balance Sheets of NTT at March 31, 2016 and 2017, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Comprehensive Income and Consolidated Statements of Cash Flows of NTT for each of the three fiscal years ended March 31, 2015, 2016 and 2017, the Notes to the Consolidated Financial Statements, and Schedule II—Valuation and Qualifying Accounts appear as pages F-1 through F-81.

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

Date: June 28, 2017

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of computing depreciation and revised the estimate of certain residual carrying amounts of property, plant and equipment, effective April 1, 2016.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Nippon Telegraph and Telephone Corporation:

We have audited Nippon Telegraph and Telephone Corporation’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nippon Telegraph and Telephone Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Nippon Telegraph and Telephone Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nippon Telegraph and Telephone Corporation and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 28, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31

	2016	2017
	Millions of yen
ASSETS
Current assets (Note 2):
Cash and cash equivalents (Note 5)	¥1,088,275	¥925,213
Short-term investments	33,076	63,844
Notes and accounts receivable, trade (Notes 3 and 22)	2,733,116	2,699,708
Allowance for doubtful accounts (Note 23)	(45,236)	(48,626)
Accounts receivable, other	473,192	505,145
Inventories (Note 6)	414,581	365,379
Prepaid expenses and other current assets (Note 22)	469,529	573,170
Deferred income taxes (Note 13)	260,446	228,590

Total current assets	5,426,979	5,312,423

Property, plant and equipment (Notes 2 and 19):
Telecommunications equipment	11,586,812	11,046,115
Telecommunications service lines	15,870,097	16,064,732
Buildings and structures	6,069,437	6,147,869
Machinery, vessels and tools	1,996,898	2,032,389
Land	1,273,209	1,292,685
Construction in progress	382,196	421,819

	37,178,649	37,005,609
Accumulated depreciation	(27,626,728)	(27,286,588)

Net property, plant and equipment	9,551,921	9,719,021

Investments and other assets (Note 2):
Investments in affiliated companies (Note 8)	515,716	484,596
Marketable securities and other investments (Note 9)	474,247	495,290
Goodwill (Note 10)	1,229,208	1,314,645
Software (Note 10)	1,212,482	1,209,485
Other intangible assets (Note 10)	391,977	453,918
Other assets (Notes 12 and 22)	1,486,840	1,492,076
Deferred income taxes (Note 13)	746,561	768,871

Total investments and other assets	6,057,031	6,218,881

Total assets	¥21,035,931	¥21,250,325

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31

	2016	2017
	Millions of yen
LIABILITIES AND EQUITY
Current liabilities (Note 2):
Short-term borrowings (Note 11)	¥129,656	¥227,207
Current portion of long-term debt (Notes 11 and 22)	476,777	681,904
Accounts payable, trade (Note 3)	1,572,797	1,612,996
Current portion of obligations under capital leases (Note 19)	14,711	14,430
Accrued payroll	430,248	443,308
Accrued taxes on income	249,356	239,755
Accrued consumption tax	83,481	75,083
Advances received	290,132	324,342
Other (Notes 13 and 22)	493,970	512,368

Total current liabilities	3,741,128	4,131,393

Long-term liabilities (Note 2):
Long-term debt (excluding current portion) (Notes 11 and 22)	3,546,203	3,168,478
Obligations under capital leases (excluding current portion) (Note 19)	27,630	25,568
Liability for employees’ retirement benefits (Note 12)	1,688,611	1,599,381
Accrued liabilities for point programs	89,003	103,047
Deferred income taxes (Note 13)	166,547	166,751
Other (Note 22)	491,630	497,132

Total long-term liabilities	6,009,624	5,560,357

Redeemable noncontrolling interests (Notes 2 and 15):	45,097	50,819

Equity (Note 16):
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value—
Authorized—6,192,920,900 shares
Issued—2,096,394,470 shares in 2016 and 2017	937,950	937,950
Additional paid-in capital (Note 16)	2,879,560	2,862,035
Retained earnings (Notes 8 and 16)	5,074,234	5,626,155
Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	(57,055)	1,562
Treasury stock, at cost (Note 16)— 255,269 shares in 2016 and 81,026,959 shares in 2017	(883)	(375,223)

Total NTT shareholders’ equity	8,833,806	9,052,479

Noncontrolling interests	2,406,276	2,455,277

Total equity	11,240,082	11,507,756

Commitments and contingent liabilities (Note 24):
Total liabilities and equity	¥21,035,931	¥21,250,325

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	2015	2016	2017
	Millions of yen, except per share data
Operating revenues (Notes 3 and 18):
Fixed voice related services	¥1,441,383	¥1,329,963	¥1,233,885
Mobile voice related services	872,062	837,818	865,293
IP / packet communications services	3,672,157	3,757,846	3,808,972
Sale of telecommunication equipment	996,996	953,022	806,493
System integration	2,691,766	3,063,501	3,041,587
Other	1,420,953	1,598,847	1,634,786

	11,095,317	11,540,997	11,391,016

Operating expenses (Notes 3, 18 and 20):
Cost of services (excluding items shown separately below)	2,434,870	2,458,057	2,487,588
Cost of equipment sold (Note 2) (excluding items shown separately below)	948,903	970,478	879,725
Cost of system integration (excluding items shown separately below)	1,900,319	2,197,506	2,161,007
Depreciation and amortization (Notes 2, 10 and 18)	1,827,998	1,766,325	1,462,235
Impairment losses
Goodwill (Notes 2, 10 and 18)	3,464	4,719	53,294
Other (Notes 2, 7, 10 and 18)	38,739	28,002	20,558
Selling, general and administrative expenses (Note 20)	2,856,458	2,767,761	2,786,820

	10,010,751	10,192,848	9,851,227

Operating income (Note 18)	1,084,566	1,348,149	1,539,789

Other income (expenses):
Interest and amortization of bond discounts and issue costs (Note 2)	(44,016)	(41,670)	(37,761)
Interest income	18,398	17,708	17,753
Other, net (Notes 9, 21 and 22)	7,681	5,072	7,988

	(17,937)	(18,890)	(12,020)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,066,629	1,329,259	1,527,769

Income tax expense (benefit) (Note 13):
Current	364,845	457,674	472,711
Deferred	32,504	(102,849)	(4,341)

	397,349	354,825	468,370

Income before equity in earnings (losses) of affiliated companies	669,280	974,434	1,059,399
Equity in earnings (losses) of affiliated companies (Notes 8 and 18)	5,889	5,772	(21)

Net income	675,169	980,206	1,059,378
Less—Net income attributable to noncontrolling interests	157,103	242,468	259,249

Net income attributable to NTT	¥518,066	¥737,738	¥800,129

Per share of common stock* (Note 16):
Weighted average number of shares outstanding	2,187,360,018	2,105,782,828	2,046,678,144
Net income attributable to NTT	¥236.85	¥350.34	¥390.94
Cash dividends to be paid to shareholders of record date	¥90.00	¥110.00	¥120.00

*	“Per share of common stock” figures for the fiscal years ended March 31, 2015 and 2016 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 16 (“Equity”) for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

	2015	2016	2017
	Millions of yen
Net income	¥675,169	¥980,206	¥1,059,378
Other comprehensive income (loss), net of tax (Note 16)
Unrealized gain (loss) on securities	76,308	(32,960)	12,308
Unrealized gain (loss) on derivative instruments	2,903	(4,079)	495
Foreign currency translation adjustments	129,863	(115,599)	(24,657)
Pension liability adjustments	16,370	(208,644)	91,034

Total other comprehensive income (loss)	225,444	(361,282)	79,180

Total comprehensive income (loss)	900,613	618,924	1,138,558

Less—Comprehensive income attributable to noncontrolling interests	209,281	196,771	278,358

Total comprehensive income (loss) attributable to NTT	¥691,332	¥422,153	¥860,200

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2015

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 16)
	Common stock	Additional paid-in capital (Note 16)	Retained earnings (Notes 8 and 16)	Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	Treasury stock, at cost (Note 16)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806
Net income			518,066			518,066	156,013	674,079
Other comprehensive income (loss)				173,266		173,266	50,943	224,209
Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)
Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)
Stock compensation transactions		2,292				2,292		2,292
Acquisition of treasury stock					(340,781)	(340,781)		(340,781)
Resale of treasury stock					12	12		12
At end of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2016

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 16)
	Common stock	Additional paid-in capital (Note 16)	Retained earnings (Notes 8 and 16)	Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	Treasury stock, at cost (Note 16)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)			700	(9,702)		(9,002)	(595)	(9,597)
At beginning of year (as adjusted)	937,950	2,846,723	5,127,357	258,530	(497,702)	8,672,858	2,367,355	11,040,213
Net income			737,738			737,738	241,075	978,813
Other comprehensive income (loss)				(315,585)		(315,585)	(44,749)	(360,334)
Cash dividends			(200,182)			(200,182)	(105,568)	(305,750)
Changes in NTT’s ownership interest in subsidiaries		28,666				28,666	(51,837)	(23,171)
Stock compensation transactions		4,171				4,171		4,171
Acquisition of treasury stock					(93,886)	(93,886)		(93,886)
Resale of treasury stock		8			18	26		26
Cancellation of treasury stock		(8)	(590,679)		590,687	—		—
At end of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2017

	NTT shareholders’ equity						Noncontrolling interests	Total Equity (Note 16)
	Common stock	Additional paid-in capital (Note 16)	Retained earnings (Notes 8 and 16)	Accumulated other comprehensive income (loss) (Notes 9, 12, 16 and 22)	Treasury stock, at cost (Note 16)	Total
	Millions of yen
At beginning of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)			(214)	(1,454)		(1,668)	(1,408)	(3,076)
At beginning of year (as adjusted)	937,950	2,879,560	5,074,020	(58,509)	(883)	8,832,138	2,404,868	11,237,006
Net income			800,129			800,129	257,593	1,057,722
Other comprehensive income (loss)				60,071		60,071	20,389	80,460
Cash dividends			(247,994)			(247,994)	(113,167)	(361,161)
Changes in NTT’s ownership interest in subsidiaries		(18,700)				(18,700)	(114,406)	(133,106)
Stock compensation transactions		1,175				1,175		1,175
Acquisition of treasury stock					(374,348)	(374,348)		(374,348)
Resale of treasury stock					8	8		8
At end of year	¥937,950	¥2,862,035	¥5,626,155	¥1,562	¥(375,223)	¥9,052,479	¥2,455,277	¥11,507,756

*	Changes in the redeemable noncontrolling interest are not included in the table.

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	2015	2016	2017
	Millions of yen
Cash flows from operating activities:
Net income	¥675,169	¥980,206	¥1,059,378
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization (Notes 2, 10 and 18)	1,827,998	1,766,325	1,462,235
Impairment losses (Notes 7, 10 and 18)	42,203	32,721	73,852
Deferred taxes (Note 13)	32,504	(102,849)	(4,341)
Losses on disposals of property, plant and equipment	104,718	107,474	105,790
Gains on sales of property, plant and equipment	(34,191)	(20,364)	(15,633)
Equity in (earnings) losses of affiliated companies (Note 8)	(5,889)	(5,772)	21
(Increase) decrease in notes and accounts receivable, trade	(126,476)	(72,575)	63,842
(Increase) decrease in inventories (Note 6)	(12,044)	(47,569)	(731)
(Increase) decrease in other current assets	(86,809)	(63,107)	(30,143)
Increase (decrease) in accounts payable, trade and accrued payroll	(21,538)	(34,539)	52,872
Increase (decrease) in accrued consumption tax	99,661	(64,596)	(7,258)
Increase (decrease) in advances received	(32,481)	46,191	36,925
Increase (decrease) in accrued taxes on income	(133,894)	124,905	(8,931)
Increase (decrease) in other current liabilities	60,141	8,198	8,934
Increase (decrease) in liability for employees’ retirement benefits	38,753	49,360	7,133
Increase (decrease) in other long-term liabilities	2,588	(1,965)	41,785
Other	(38,601)	9,801	71,627

Net cash provided by operating activities	¥2,391,812	¥2,711,845	¥2,917,357

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

YEAR ENDED MARCH 31

	2015	2016	2017
	Millions of yen
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,444,917)	¥(1,265,622)	¥(1,301,697)
Payments for intangibles	(358,209)	(371,924)	(400,110)
Proceeds from sales of property, plant and equipment	54,424	83,521	24,920
Payments for purchases of non-current investments	(31,097)	(56,641)	(40,344)
Proceeds from sales and redemptions of non-current investments	27,478	57,173	58,835
Acquisitions of subsidiaries, net of cash acquired (Note 25)	(42,217)	(120,596)	(329,005)
Payments for purchases of short-term investments	(61,364)	(26,521)	(178,939)
Proceeds from redemptions of short-term investments	70,644	23,095	146,132
Other	(83,321)	(82,263)	(69,103)

Net cash used in investing activities	(1,868,579)	(1,759,778)	(2,089,311)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 11)	615,353	398,348	320,464
Payments for settlement of long-term debt (Note 11)	(496,729)	(449,025)	(485,612)
Proceeds from issuance of short-term debt (Note 11)	5,931,664	4,460,110	4,987,795
Payments for settlement of short-term debt (Note 11)	(5,889,243)	(4,659,686)	(4,897,024)
Dividends paid	(199,770)	(200,182)	(247,994)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 16)	(338,399)	(93,924)	(374,436)
Acquisitions of shares of subsidiaries from noncontrolling interests	(175,088)	(15,718)	(155,905)
Other	(125,796)	(147,498)	(128,799)

Net cash used in financing activities	(678,008)	(707,575)	(981,511)

Effect of exchange rate changes on cash and cash equivalents	19,486	(7,419)	(6,959)

Net increase (decrease) in cash and cash equivalents	(135,289)	237,073	(160,424)

Cash and cash equivalents at beginning of year	984,463	849,174	1,088,275

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 2)	—	2,028	(2,638)

Cash and cash equivalents at end of year (Note 5)	¥849,174	¥1,088,275	¥925,213

Cash paid during the year for:
Interest	¥44,795	¥41,626	¥37,339
Income taxes, net	543,354	342,431	468,357
Noncash investing and financing activities:
Capital lease obligations incurred during the year	20,987	11,099	16,809
Cancellation of treasury stock (Note 16)	—	590,687	—
Assets acquired through exchange of buildings	¥18,719	¥—	¥—

The accompanying notes are an integral part of these consolidated financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations:

Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (collectively with NTT, “NTT Group”) conduct the following main business activities: regional communications (domestic intra-prefectural communication services and incidental services), principally operated by Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”); long-distance and international communications (domestic inter-prefectural communication services, international communication services, solution services and related services), principally operated by NTT Communications Corporation (“NTT Communications”); mobile communications (mobile phone services and related services), principally operated by NTT DOCOMO, Inc. (“NTT DOCOMO”); and data communications (network system services, system integration services, etc.), principally operated by NTT DATA CORPORATION (“NTT DATA”).

Pursuant to the Act on Nippon Telegraph and Telephone Corporation, etc. (“NTT Act”), NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of Nippon Telegraph and Telephone Public Corporation (“Public Corporation”) were transferred to NTT. As provided for in the supplementary provisions of the NTT Act, all the new shares held by Public Corporation were transferred to the Japanese Government upon the dissolution of Public Corporation on April 1, 1985. The NTT Act specifies, however, that such government ownership may eventually be reduced to one-third. Since NTT’s incorporation, the Japanese Government has sold NTT’s common stock to the public. The Japanese Government’s ownership ratio of NTT’s issued stock is 32.4% as of March 31, 2017. As a normal part of its business operations, NTT provides various telecommunications and other services to the Japanese Government.

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

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, as of the beginning of the previous fiscal year. In

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

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

The financial impact from this change in accounting estimate on the fiscal year ended March 31, 2015 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” adjusted to reflect the stock split (see Note 16 (“Equity”)) is ¥51,307 million, ¥21,754 million, and ¥9.95, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition—

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers.

With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for mobile phone services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. NTT Group offers billing arrangements, called “Nikagetsu Kurikoshi” (two-month carry over), “Zutto Kurikoshi” and “Packet Kurikoshi,” in which the unused allowances are automatically carried over. “Nikagetsu Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly free minutes and/or packets are automatically carried over for up to the following two months. In addition, NTT Group offers an arrangement which enables the unused allowances that were carried over for the two months to be automatically used to cover the airtime and/or packet charges exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families. Out of the unused allowance in a month, NTT Group deferred revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions. On June 1, 2015, NTT Group started providing “Zutto Kurikoshi,” in which the unused allowances of the monthly free minutes and/or packets are automatically and indefinitely carried over up to the upper limit set by each billing plan, and thereby terminated “Nikagetsu Kurikoshi” in principle. Out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used in the following months. However, the unused allowances are carried over indefinitely, and NTT Group does not have sufficient historical evidence to reasonably estimate unused allowances that will be utilized in the following months. Hence NTT Group deducts and defers amounts allocated to unused allowances from revenues, which do not exceed the upper limit set by each billing plan. The deferred revenues are recognized as revenues in accordance with an actual use of the allowances in the following months. “Packet Kurikoshi” is a billing arrangement, in which the unused allowances of the monthly packet data which can be used without speed cap are automatically carried over for up to the following month. NTT Group defers revenues based on the portion of unused allowances that are estimated to be utilized in the next month. For the fiscal years ended March 31, 2015 and 2016, as NTT Group does not have sufficient historical evidence to reasonably estimate unused allowances that will be utilized in the next month, NTT Group deducts and defers all amounts allocated to unused allowances from revenues. For the fiscal year ended March 31, 2017, out of the unused allowance in a month, NTT Group defers the revenues based on the portion which is estimated to be used prior to expiration. As for the portion which is estimated to expire, NTT Group recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers utilize data transmissions. The deferred revenues are recognized as revenues in the next month.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group has offered an incentive program which provides certain discounts for subscribers who purchase qualified smartphones under the installment payment arrangement. Under the incentive program, NTT Group provides subscribers with the discounts depending on the number of installment payments upon certain events including replacement of the original smartphones. From the fiscal year ended March 31, 2015, NTT Group has recognized estimated future discount amount as a reduction of revenue since NTT Group developed sufficient historical evidence such as an analysis of the historical churn rate and replacement rate of the qualified and other smartphones to reasonably estimate the future discount amount.

With regard to sales of telecommunication equipment in the mobile communications business, NTT Group provides subscribers with options to select installment payments for the purchase of the handset over a period of 12 or 24 months. When installment payments are selected, under agreements entered into among NTT Group, subscribers and agent resellers, NTT Group provides financing by providing funds for the purchase of the handset by the subscribers. NTT Group then includes current installments for the receivable for the purchased handset with basic monthly charges and airtime charges for the installment payment term. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales.

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

NTT Group has maintained a global cash management system (“Global CMS”) with a single financial institution since 2012 in order to improve the efficiency and effectiveness of its cash management. The Global CMS receives excess cash and extends loans to participating subsidiaries. With respect to offsetting in the Global CMS, as all of the criteria for offsetting have been met, NTT Group offsets positive and negative cash balances. NTT’s consolidated balance sheets as of March 31, 2016 and 2017 reflect such offset of ¥123,608 million and ¥172,208 million, respectively.

Foreign currency translation and transactions—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are recognized as a component of “Accumulated other comprehensive income (loss).”

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

Inventories—

Inventories consist of telecommunications equipment to be sold, projects in progress, materials and supplies, which are stated at the lower of cost or market. The cost of telecommunications equipment to be sold and materials is determined on a first-in first-out basis. The cost of projects in progress is mainly attributable to that of software production for customers or that of construction of real estate held for resale, including labor and subcontractors’ cost base. The cost of supplies is determined by the average cost method or by the specific identification method. Due to the rapid technological changes associated with the wireless communications business, NTT DOCOMO recognized losses on write-downs for the fiscal years ended March 31, 2015, 2016 and 2017 totaling ¥13,716 million, ¥18,880 million and ¥11,043 million, respectively, which are included in “Cost of equipment sold” in the consolidated statements of income.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method at rates based on estimated useful lives of the assets. With minor exceptions, the estimated useful lives of depreciable properties (estimated economic life) are as follows:

Digital switch equipment (including wireless telecommunications equipment)	8 to 16 years
Cables	13 to 36 years
Tubes and tunnels	50 years
Reinforced concrete buildings	42 to 56 years
Machinery, vessels and tools	3 to 26 years

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation. As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant and equipment going forward. For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.” In line with the change in the depreciation method, NTT and its subsidiaries reviewed the residual carrying amount of property, plant and equipment and made changes where necessary. As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the fiscal year ended March 31, 2017 decreased by ¥244,177 million. Consolidated net income attributable to NTT and consolidated net income attributable to NTT per share for the fiscal year ended March 31, 2017 increased by ¥132,222 million and ¥64.60, respectively.

Depreciation expense is computed based on the total depreciable amount, which is cost, net of estimated residual value. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest—

NTT Group capitalized interest related to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred were ¥47,958 million, ¥45,446 million and ¥41,114 million, of which ¥3,942 million, ¥3,776 million and ¥3,353 million were capitalized for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

Income taxes—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax bases of assets or liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable during the periods in which existing temporary differences reverse and operating loss carryforwards are utilized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A valuation allowance is recognized to reduce deferred tax assets to the amount more likely than not to be realized.

The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

For information on NTT’s stock split, see Note 16.

Variable Interest Entities—

NTT Group utilizes VIEs in the ordinary course of business mainly to facilitate the securitization of certain assets, such as real estate. If NTT Group has both the authority to direct the activities of a VIE and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then NTT Group determines that it is the VIE’s primary beneficiary and consolidates the VIE.

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

As of March 31, 2016 and 2017, NTT Group believes that subsequent adjustment of the presented amount of redeemable noncontrolling interests is unnecessary mainly because they are not currently redeemable and it is not probable that they will become redeemable. NTT Group will annually reassess the probability.

Reclassifications—

On April 1, 2016, in order to clarify disclosures, other intangible asset impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses—Other,” and goodwill impairments previously classified under “Goodwill and other intangible asset impairments” have been reclassified into “Impairment losses—Goodwill.” In accordance with these reclassifications, impairment losses of property, plant and equipment and software previously classified under “Impairment losses” have been reclassified into “Impairment losses—Other.”

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2017.

(2)	Recently issued Accounting Standards

Revenue from Contracts with Customers—

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize revenue when the entity transfers control of promised goods or services to customers. Revenue is recognized in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. An entity also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the new standard is effective for annual reporting periods beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required.

NTT has not decided on a transition method and is currently evaluating the impact of the new standard on NTT’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of NTT’s contractual arrangements. While NTT is continuing to assess all potential impacts resulting from the application of the new standard, NTT believes that the most significant impacts may include the following items:

•

The new standard requires the recognition of incremental costs of obtaining contacts and direct costs of fulfilling contracts with customers as assets. Under the current standard, those costs relating to communication services provided on the Regional communications business, the Long distance and international communications business, and the Mobile communications business are capitalized and amortized up to the upfront fees as the upper limit over the estimated average period of the subscription for each service. After adopting the new standard, all of those costs will be capitalized, and therefore, part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets. For the fiscal year ended March 31, 2017, the majority of the amount of sales commissions incurred for agent resellers was ¥320,800 million which was mainly included in the Mobile communication business.

•

The new standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Under the current standard, NTT Group records accrued liabilities relating to the points that customers earn. After adopting the new standard, NTT Group will recognize a part of the consideration for transactions of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when points are used for additional goods or services at a discount. For the fiscal year ended March 31, 2017, the majority of the amount of expenses for point programs under the existing standards was ¥94,291 million, which was included in the Mobile communication business.

NTT Group is in the process of setting up operating processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities—

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The new standard is expected to take effect for NTT Group on April 1, 2018.

NTT is currently evaluating the effect of adopting the ASU.

Leases—

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is effective for fiscal years beginning after December 15, 2018. The new standard is expected to take effect for NTT Group on April 1, 2019. Early adoption is permitted.

The adoption of the new accounting standard is expected to result in the recognition of additional right-of-use assets and lease liabilities. NTT is considering the scope and the amounts of assets and liabilities to be recognized.

Simplifying the Test for Goodwill Impairment—

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 on a prospective basis. The new standard is expected to take effect for NTT Group on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—

On March 10, 2017, the FASB issued ASU2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that employers report the service cost component in the same line item(s) as other employee compensation costs arising from services rendered during the period, and report the other components of net benefit cost separately from the service cost component and outside a subtotal of operating income. Only the service cost component will be eligible for capitalization. The updated presentation of net benefit cost in an employer’s income statement is to be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with affiliated companies for each of the three years in the period ended March 31, 2017 and the related balances at March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	Millions of yen
Operating revenues	¥45,703	¥53,590	¥69,134

Operating expenses	¥137,483	¥140,838	¥136,200

Receivables	¥32,859	¥34,247	¥31,653

Payables	¥112,309	¥119,562	¥149,862

Dividends from affiliated companies accounted for by the equity method for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥25,881 million, ¥20,462 million and ¥16,068 million, respectively.

4.    Variable Interest Entities

NTT Group makes investments in business entities that develop and lease real estates. Those entities have been determined to be a VIE as most of the decision-making authority for the entities does not reside within the entities’ equity interests, but rather is embedded in the real estate management contracts between those entities and NTT Group, under which decision-making authority is delegated to real estate companies or other companies within NTT Group. In addition, NTT Group has the greater part of the equity interests in such entities, and NTT Group has therefore determined that it is the primary beneficiary of those entities.

The assets and liabilities of VIEs relating to real estate development and rental for which NTT Group has determined it is the primary beneficiary and which are consolidated in NTT Group’s consolidated balance sheets as of March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
	Develop and lease real estate (*1,2)
Current assets	¥21,550	¥15,984
Property, plant and equipment	168,252	165,701
Investments and other assets	2,766	3,021
Current liabilities	2,648	2,098
Long-term liabilities	65,196	64,569

(*1)	Property, plant and equipment, Current liabilities and Long-term liabilities of VIEs established to develop and lease real estates included “Land” totaling ¥122,878 million and ¥122,878 million, “Current portion of long-term debt” totaling ¥800 million and ¥800 million, and “Long-term debt” totaling ¥37,300 million and ¥36,500 million at March 31, 2016 and 2017, respectively.
(*2)	“Current portion of long-term debt” and “Long-term debt (excluding current portion)” above are secured by the VIEs’ land and buildings totaling ¥230,636 million and ¥227,796 million at March 31, 2016 and 2017, respectively.

In addition, there are certain investments in business entities that develop and lease real estates for which NTT Group is not the primary beneficiary. Those entities have been determined to be a VIE as most of the decision-making authority for the entities does not reside within the entities’ equity interests, but rather is embedded in the real estate management contracts between those entities and third parties. Under these real estate management contracts, decision-making authority is not granted to NTT Group, and NTT Group has therefore determined that it is not the primary beneficiary of those entities. As of March 31, 2016 and 2017, the total investment amount in these entities was ¥6,343 million and ¥6,999 million, respectively, which represent NTT Group’s maximum loss amount.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group has adopted ASU 2015-02 “Amendments to the Consolidation Analysis” beginning on April 1, 2016. Although there are entities involved in real estate development that have been newly determined to be nonconsolidated VIEs as a result of the new ASU, the effect of the adoption is immaterial.

5.    Cash and cash equivalents:

Cash and cash equivalents at March 31, 2016 and 2017 comprised the following:

	2016	2017
	Millions of yen
Cash	¥869,296	¥893,797
Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell	433	236
Time deposits, certificates of deposit and other	218,546	31,180

Total	¥1,088,275	¥925,213

Commercial paper and certificates of deposit, commercial paper and marketable securities purchased under agreements to resell, and time deposits, certificates of deposit and other are stated at amounts that approximate fair value.

Commercial paper are classified as available-for-sale securities.

Cash is mainly deposited into several domestic financial institutions and there is no significant concentration of cash deposits in any particular financial institution.

6.    Inventories:

Inventories at March 31, 2016 and 2017 comprised the following:

	2016	2017
	Millions of yen
Telecommunications equipment to be sold and materials	¥153,463	¥155,248
Projects in progress	142,845	112,514
Supplies	118,273	97,617

Total	¥414,581	¥365,379

7.    Impairment of long-lived assets:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Consequently, a reduction of the carrying amounts to fair value was necessary resulting in NTT DOCOMO recording a non-cash impairment loss of ¥30,161 million as “Impairment losses—Other” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

During the fiscal year ended March 31, 2016, NTT DOCOMO also recorded a non-cash impairment loss of ¥4,542 million in “Impairment losses—Other” in the consolidated statements of income, related to the multimedia broadcasting business for mobile devices assets which included an impairment loss for the intangible assets of ¥733 million.

NTT DOCOMO terminated the multimedia broadcasting business for mobile devices on June 30, 2016. The termination did not result in the recognition of impairment losses.

8.    Investments in affiliated companies:

PLDT Inc. (formerly Philippine Long Distance Telephone Company)—

PLDT Inc. (“PLDT”) is a telecommunication operator in the Philippines and a public company listed on the Philippine Stock Exchange and the New York Stock Exchange.

NTT Group held approximately 20% of PLDT’s outstanding common shares and approximately 12% of voting interest in PLDT as of March 31, 2016 and 2017. The ratio of outstanding common shares and voting interest in PLDT held by NTT Group as of March 31, 2016 and 2017 are disproportionate because PLDT issued voting preferred stock in October, 2012.

NTT Group applies the equity method of accounting for the investment in PLDT, as NTT Group has the ability to exercise significant influence over PLDT given NTT DOCOMO’s board representation and the right to exercise its voting rights in accordance with an agreement between PLDT and its major shareholders.

NTT Group’s carrying amount of its investment in PLDT was ¥145,847 million and ¥133,823 million as of March 31, 2016 and 2017, respectively. The aggregate market price of the PLDT shares owned by NTT Group was ¥214,138 million and ¥162,096 million as of March 31, 2016 and 2017, respectively.

Tata Teleservices Limited—

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

As of March 31, 2016 and 2017, NTT Group held approximately 26.5% and 21.6%, respectively, of the outstanding common shares of TTSL.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009,

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥124.7 billion*1) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

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

On July 8, 2016, NTT DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, NTT DOCOMO and Tata Sons submitted a joint application to the Court requesting the Court to declare that the LCIA Award is enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application. The remittance will be made after the necessary procedures under Indian regulations are completed.

Since the transfer of NTT DOCOMO’s shares in TTSL has not been completed as of March 31, 2017, NTT DOCOMO has not accounted for the transfer of the shares considering uncertain circumstances. NTT Group may recognize a gain if the transfer of TTSL shares with the remittance from Tata Sons described above is completed. NTT Group continues to account for the investment in TTSL under the equity method as NTT Group continues to hold approximately 21.6% of the outstanding voting shares of TTSL and has the representation on the Board of Directors of TTSL.

Impairment—

NTT Group reviews factors such as the financial condition and near-term prospects of its affiliates on a regular basis in order to determine if any decline in investment values was other than temporary.

During the fiscal years ended March 31, 2015 and 2016, NTT Group determined that the value of the investment has not suffered a decline that was other than temporary.

NTT Group determined that there were other-than-temporary declines in values, of certain investments including Hutchison Telephone Company Limited and recognized impairment losses aggregating ¥23,342 million, net of deferred income taxes of ¥578 million, for the fiscal year ended March 31, 2017. These impairment losses are included in the consolidated statements of income under “Equity in earnings (losses) of affiliated companies.”

*1	1 rupee = ¥1.72 as of May 31, 2017
*2	$1 = ¥110.96 as of May 31, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT’s share of undistributed earnings of its affiliated companies included in its consolidated retained earnings were ¥90,631 million, ¥ 97,372 million and ¥127,168 million as of March 31, 2015, 2016 and 2017, respectively.

NTT Group’s total investment in its affiliated publicly-held companies at March 31, 2016 and 2017 were ¥164,855 million and ¥152,725 million, respectively, and based on quoted market prices at that date, the related market values were ¥245,613 million and ¥189,553 million, respectively.

The total carrying amounts of NTT’s investments in affiliates in the consolidated balance sheets at March 31, 2016 and 2017 were greater by ¥271,175 million and by ¥206,661 million, respectively, than its aggregate underlying equity in net assets of such affiliates as of the date of the most recent available financial statements of the investees. The differences mainly consist of investor level goodwill and fair value adjustments for amortizable intangible assets.

9.    Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31, 2016 and 2017 are as follows:

	March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥145,893	¥184,204	¥667	¥329,430
Debt securities	85,426	1,730	179	86,977
Held-to-maturity:
Debt securities	5,461	105	2	5,564

Total	¥236,780	¥186,039	¥848	¥421,971

	March 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Millions of yen
Available-for-sale:
Equity securities	¥140,673	¥194,501	¥780	¥334,394
Debt securities	96,231	1,635	368	97,498
Held-to-maturity:
Debt securities	4,479	82	7	4,554

Total	¥241,383	¥196,218	¥1,155	¥436,446

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross unrealized holding losses and the fair value of available-for-sale securities and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2016 and 2017 are as follows:

	March 31, 2016
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥4,180	¥505	¥623	¥162
Debt securities	14,396	100	6,122	79
Held-to-maturity:
Debt securities	305	2	—	—

	March 31, 2017
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
	Millions of yen
Available-for-sale:
Equity securities	¥8,827	¥757	¥81	¥23
Debt securities	26,143	238	13,835	130
Held-to-maturity:
Debt securities	201	2	301	5

In the ordinary course of business, NTT Group maintains equity securities as long-term investment accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥59,512 million and ¥61,474 million at March 31, 2016 and 2017, respectively. Unless NTT Group identifies events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments, the fair value of such cost method investments is not estimated. NTT Group did not evaluate fair values of investment securities with an aggregate carrying amount of ¥58,176 million and ¥61,465 million for impairment at March 31, 2016 and 2017, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities, which were included in “Other, net” of “Other income (expenses)” in the consolidated statements of income, for each of the three years in the period ended March 31, 2017 are as follows:

	2015	2016	2017
	Millions of yen
Proceeds	¥10,117	¥35,091	¥25,231
Gross realized gains	5,158	22,095	18,659
Gross realized losses	875	101	377

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of debt securities classified as held-to-maturity at March 31, 2016 and 2017 are as follows.

	March 31, 2016		March 31, 2017
	Carrying Amount	Fair value	Carrying Amount	Fair value
	Millions of yen
Due within 1 year	¥1,092	¥1,093	¥349	¥346
Due after 1 year through 5 years	825	832	623	630
Due after 5 years through 10 years	3,244	3,293	3,007	3,039
Due after 10 years	300	346	500	539

Total	¥5,461	¥5,564	¥4,479	¥4,554

10.    Goodwill, Software and other intangible assets:

Goodwill—

As a result of the annual impairment test, a goodwill impairment loss of ¥48,823 million was recognized for the fiscal year ended March 31, 2017 for goodwill attributable to the Dimension Data reporting unit in the long distance and international communications business segment. This impairment loss was a result of a re-evaluation of Dimension Data’s business plan considering declining profitability due to business expansion and investments in infrastructure business, and the impact of measures expected to be promoted by NTT Group going forward. The fair value of the reporting unit was determined using the discounted cashflow method.

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

The changes in goodwill by reportable segment for the fiscal years ended March 31, 2016 and 2017 are as follows:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017
	Long distance and international communications business	Mobile communications business	Data communications business	Other	Total
	Millions of yen
Balance at March 31, 2016	¥496,639	¥483,103	¥246,895	¥2,571	¥1,229,208
Goodwill acquired during year	5,915	—	154,637	—	160,552
Impairment losses	(53,294)	—	—	—	(53,294)
Foreign currency translation adjustments	(21,263)	(3,033)	7,364	—	(16,932)
Other	(867)	—	(4,022)	—	(4,889)

Balance at March 31, 2017	¥427,130	¥480,070	¥404,874	¥2,571	¥1,314,645

Software and Other intangible assets—

The following table presents the major components of software and other intangible assets as of March 31, 2016 and 2017.

	March 31, 2016
	Gross Carrying Amount	Accumulated amortization	Net carrying amount
	Millions of yen
Amortizable intangible assets:
Computer software	¥6,207,423	¥4,994,941	¥1,212,482
Rights to use utility facilities	338,098	299,614	38,484
Other	489,233	235,901	253,332

Total amortizable intangible assets	7,034,754	5,530,456	1,504,298

Non-amortizable intangible assets:
Trademarks and trade names			53,356
Rights to acquire the building			16,792
Other			30,013

Total non-amortizable intangible assets			100,161

Total			¥1,604,459

	March 31, 2017
	Gross Carrying Amount	Accumulated amortization	Net carrying amount
	Millions of yen
Amortizable intangible assets:
Computer software	¥6,401,191	¥5,191,706	¥1,209,485
Rights to use utility facilities	338,437	300,519	37,918
Other	586,775	274,343	312,432

Total amortizable intangible assets	7,326,403	5,766,568	1,559,835

Non-amortizable intangible assets:
Trademarks and trade names			49,863
Rights to acquire the building			16,792
Other			36,913

Total non-amortizable intangible assets			103,568

Total			¥1,663,403

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of amortizable intangible assets acquired during the fiscal year ended March 31, 2017 was ¥375,878 million, the main component of which was Computer software in the amount of ¥360,268 million.

The aggregate amortization expense for amortizable intangible assets for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥449,993 million, ¥417,191 million and ¥408,789 million, respectively.

Computer software is recognized at cost and is amortized on a straight-line basis over its estimated useful life, which is generally from five to seven years. Rights to use utility facilities are acquired using lump-sum cash payments and mainly consist of cable tunnels and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of 50 years. Other intangible assets are also recognized at cost and amortized on a straight-line basis over their estimated useful lives averaging 14 years.

Trademarks and trade names are intangible assets with indefinite lives acquired through business combinations.

The estimated aggregate amortization expenses for intangible assets during each of the five years ending March 31 are as follows:

Fiscal year ending March 31	Millions of yen
2018	¥402,974
2019	321,686
2020	245,586
2021	179,494
2022	114,233

11.    Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2016 and 2017 comprised the following:

	2016	2017
	Millions of yen
Borrowings denominated in Japanese yen:
Unsecured short-term loans from financial institutions bearing interest at weighted average rates of 0.21% and 0.12% per annum at March 31, 2016 and 2017, respectively	¥41,004	¥40,804
Commercial paper bearing interest at weighted average rates of (0.00)% per annum at March 31, 2017	—	15,000
Borrowing denominated in foreign currencies:
Unsecured short-term loans from financial institutions	88,652	171,403

Total short-term debt	¥129,656	¥227,207

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at March 31, 2016 and 2017 comprised the following:

	2016	2017
	Millions of yen
Debt denominated in Japanese yen:
0.05% – 2.02% coupon bonds due 2017 – 2031	¥1,465,959	¥1,266,000
0.16% floating rate bond due 2022	100	100
Secured indebtedness to financial institutions—
0.51% (weighted average) loans due 2017 – 2029	38,782	37,782
0.26% (weighted average) floating rate loans due 2017 – 2032	21,596	24,950
Unsecured indebtedness to financial institutions—
0.88% (weighted average) loans due 2017 – 2032	1,801,993	1,711,482
0.15% (weighted average) floating rate loans due 2017 – 2026	76,905	56,960

	3,405,335	3,097,274

Debt denominated in foreign currencies:
1.40% – 2.15% U.S. dollar notes due 2017 – 2021	205,701	286,085
1.50% floating rate U.S. dollar notes due 2019	22,536	22,438
Unsecured indebtedness to financial institutions—
2.41% (weighted average) U.S. dollar loans due 2018 – 2021	8,198	11,940
1.59% (weighted average) U.S. dollar floating rate loans due 2017 – 2029	247,522	349,497
0.72% (weighted average) U.K. pound floating rate loans due 2018	16,530	11,212
1.31% (weighted average) Euro loans due 2017 – 2027	53,308	14,473
0.15% (weighted average) Euro floating rate loans due 2017 – 2027	31,527	26,624
Other loans due 2017 – 2026	32,539	31,124

	617,861	753,393

Total long-term debt principal	4,023,196	3,850,667
Less—Deferred bond discounts	(216)	(285)

	4,022,980	3,850,382
Less—Current portion	(476,777)	(681,904)

Total long-term debt	¥3,546,203	¥3,168,478

Interest rates and due dates in the above table are stated at March 31, 2017.

All holders of the bonds and notes totaling ¥720,135 million issued by NTT, referred to in the above table, generally have preferential rights under the NTT Act to be paid prior to other unsecured indebtedness, subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

The bond and note agreements relating to NTT’s long-term debt at March 31, 2017 generally provide that the bonds and notes may be purchased by NTT in the market or directly from the holders. Additionally, certain of the bonds and notes are redeemable at the option of NTT, generally at the principal amount.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The balance of long-term debt as of March 31, 2017, and the aggregate amounts of annual maturities from the fiscal year ending March 31, 2018 to the fiscal year ending March 31, 2022 and thereafter are as follows:

Fiscal year ending March 31	Millions of yen
2018	¥681,904
2019	625,067
2020	465,675
2021	444,757
2022	395,517
Thereafter	1,237,462

Total	¥3,850,382

As of March 31, 2017, NTT Group has unused committed lines of credit amounting to ¥75.1 billion.

12.    Employees’ retirement benefits:

NTT and certain subsidiaries have defined contribution pension plans and defined benefit pension plans. Defined benefit pension plans consist of (i) Severance Payments and Contract-type Corporate Pension Plans and (ii) the NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan (“NTT CDBP”)).

(1)	Defined Contribution Pension Plan

NTT and certain subsidiaries recorded retirement benefit expenses of ¥19,513 million and ¥22,783 million related to NTT Group’s defined contribution benefit plan in the fiscal years ended March 31, 2016 and 2017, respectively.

(2)	Severance Payments and Contract-type Corporate Pension Plans

Employees are generally entitled to lump-sum severance payments based on NTT’s severance payment plans, determined by reference to the employee’s basic rate of pay, length of service and other conditions.

NTT and certain subsidiaries sponsor non-contributory funded contract-type corporate pension plans, which cover 28% of the severance benefits under the severance payment plans to employees who are more than 50 years old and retire after twenty or more years of service. The benefits are also payable in a lump sum at the option of the employee.

NTT Group transitioned from the contract-type corporate pension plans to a defined contribution pension plan, effective from future contributions subsequent to April 1, 2014. NTT Group’s contract-type corporate pension plan continues to remain for the pension benefit earned up to March 31, 2014.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets during the fiscal years ended March 31, 2016 and 2017. NTT uses a March 31 measurement date.

	2016	2017
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,879,969	¥1,882,026
Service cost	63,669	65,930
Interest cost	18,569	9,490
Actuarial loss (gain)	73,045	(24,665)
Other	4,857	(1,267)
Benefit payments - Lump-sum severance payments and Pension	(158,083)	(153,015)

Benefit obligation, end of year	1,882,026	1,778,499

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,122,736	1,041,561
Actual return on plan assets	15,578	15,085
Employer contributions	6,133	4,810
Other	1,826	200
Benefit payments - Pension	(104,712)	(99,536)

Fair value of plan assets, end of year	1,041,561	962,120

At March 31:
Under-funded status	¥(840,465)	¥(816,379)

The following table presents the amounts recognized in the consolidated balance sheets:

	2016	2017
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(925,239)	¥(924,291)
Other assets	84,774	107,912
Accumulated other comprehensive loss (income)	235,895	208,297

Net amount recognized	¥(604,570)	¥(608,082)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2016	2017
	Millions of yen
At March 31:
Net actuarial loss	¥236,607	¥208,000
Transition obligation	404	354
Prior service cost(*)	(1,116)	(57)

Total	¥235,895	¥208,297

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plans.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the accumulated benefit obligation:

	2016	2017
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,877,512	¥1,778,498

The projected benefit obligation and the fair value of plan assets in the plans with projected benefit obligations in excess of fair value of plan assets at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
At March 31:
Projected benefit obligation	¥1,875,651	¥1,773,590
Fair value of plan assets	1,034,021	954,678

The accumulated benefit obligation and the fair value of plan assets in the plans with accumulated benefit obligations in excess of fair value of plan assets at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,871,038	¥1,773,589
Fair value of plan assets	1,034,021	954,678

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2017 included the following components:

	2015	2016	2017
	Millions of yen
Service cost	¥65,160	¥63,669	¥65,930
Interest cost on projected benefit obligation	25,510	18,569	9,490
Expected return on plan assets	(22,027)	(21,624)	(19,936)
Amortization of net actuarial loss	3,463	5,389	8,702
Amortization of transition obligation	156	50	48
Amortization of prior service cost	(1,468)	(1,366)	(1,067)

Total	¥70,794	¥64,687	¥63,167

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	Millions of yen
Other comprehensive loss (income)
Net gain arising during period	¥(20,097)	¥79,091	¥(19,814)
Amortization of net actuarial loss	(3,463)	(5,389)	(8,701)
Amortization of transition obligation	(156)	(50)	(48)
Amortization of prior service cost	1,468	1,366	1,066
Other	(5,436)	(1,176)	(101)

Total	¥(27,684)	¥73,842	¥(27,598)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts of net actuarial loss, transition obligation and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2018 amount to ¥6,663 million, ¥47 million and ¥(444) million, respectively.

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2015	2016	2017
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.0%	0.5%	0.7%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.4%	1.0%	0.5%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of contract-type corporate pension plans as of March 31, 2016 and 2017. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 17.

	As of March 31, 2016
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥29,539	¥29,539	—	—

Debt securities
Japanese government bonds/local government bonds	485,858	483,087	2,771	—
Domestic corporate bonds	52,610	—	52,610	—
Foreign government bonds	57,996	55,597	2,399	—
Foreign corporate bonds	2,147	829	1,318	—

Equity securities
Domestic	34,318	34,296	22	—
Foreign	58,053	58,053	—	—

Life insurance company general accounts	180,552	—	180,552	—

Others	1,459	—	(10)	1,469

Subtotal	902,532	661,401	239,662	1,469

Investments valued at NAV
Securities investment trust beneficiary certificates
Domestic/debt securities	24,677
Domestic/equity securities	12,728
Foreign/debt securities	9,639
Foreign/equity securities	8,579

Pooled funds	83,406

Total	¥1,041,561

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2017
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥26,855	¥26,855	—	—

Debt securities
Japanese government bonds/local government bonds	491,057	477,584	13,473	—
Domestic corporate bonds	65,561	—	65,561	—
Foreign government bonds	—	—	—	—
Foreign corporate bonds	—	—	—	—

Equity securities
Domestic	57,145	57,145	—	—
Foreign	22,808	22,808	—	—

Life insurance company general accounts	163,762	—	163,762	—

Others	905	—	3	902

Subtotal	828,093	584,392	242,799	902

Investments valued at NAV
Securities investment trust beneficiary certificates
Domestic/debt securities	33,465
Domestic/equity securities	9,954
Foreign/debt securities	—
Foreign/equity securities	3,321

Pooled funds	87,287

Total	¥962,120

Effective April 1, 2016, NTT Group adopted the provisions of ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”, in which investments measured at fair value using the net asset value per share method (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy and are separately presented to permit reconciliation of total pension plan assets. Certain prior year amounts were reclassified to conform to the current year presentation.

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

Securities investment trust beneficiary certificates

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair value is evaluated on the basis of net asset value (NAV) per unit, which is reported by the trust operator. The NAV per unit is based on the total net asset value of the fund divided by the number of units outstanding.

Pooled funds

Underlying investments in pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair value of pooled funds is measured based on NAV as reported by the trust operator.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which the life insurance company guarantees a specified rate of return and principal and they are all classified as Level 2.

Others

Others include the assets whose fair value is measured by inputs derived from unobservable data, which is classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocation ratio for plan assets is formulated from a mid- to long-term perspective and is reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the target allocation ratio for plan assets as necessary. The target allocation ratio for plan assets for the fiscal years ended March 31, 2016 and 2017 are as follows:

	2016	2017
Domestic bonds	55.0%	65.0%
Domestic stocks	5.0%	10.0%
Foreign bonds	10.0%	—
Foreign stocks	10.0%	5.0%
Life insurance company general accounts	20.0%	20.0%

Total	100.0%	100.0%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fiscal year ended March 31, 2017, with an objective of ensuring more stable pension financing, NTT Group revised the target allocation ratio for plan assets.

Domestic stocks include NTT’s and its affiliates’ common stock with an aggregate fair value of ¥1,497 million (0.2% of total plan assets) and ¥3,866 million (0.4% of total plan assets) at March 31, 2016 and 2017, respectively.

The estimated future benefit payments are as follows:

Year ending March 31	Millions of yen
2018	¥133,431
2019	135,014
2020	125,037
2021	112,878
2022	113,923
2023-2027	560,966

Total	¥1,181,249

(3)	Social Welfare Pension Scheme and NTT Kigyou-Nenkin-Kikin (NTT CDBP)

Since its incorporation in April 1985, both NTT Group and its employees made contributions every year to the Nippon Telegraph and Telephone Mutual Aid Plan (the “NTT Mutual Aid Plan”), which was one of the Japanese government-regulated social welfare pension schemes, based on the Public Corporation Employee Mutual Aid Association Law. As a result of structural reforms, including those due to the amendments to the Japanese Welfare Pension Insurance Law that became effective April 1, 1997, the Law Concerning Defined Benefit Corporate Pension Plans which came into force in June 2001, and the transfer to the Japanese Government of the substitutional portion of the benefit obligations under the Law Concerning Defined Benefit Corporate Pension Plans, the NTT Mutual Aid Plan under the Public Corporation Employee Mutual Aid Association Law converted into (a) the national Kosei-Nenkin (the “National Plan”), (b) NTT CDBP and (c) the Special Accounting Fund for the NTT CDBP.

(a)    The National Plan

The National Plan is a government-regulated social welfare pension plan under the Japanese Welfare Pension Insurance Law and since April 1997, both NTT Group and its employees have made contributions to such plan every year. It is considered as a multi-employer plan and contributions are recognized as expenses when contributions are required. The total amounts of contributions were ¥122,476 million, ¥123,462 million and ¥123,667 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. In addition, the National Plan is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

(b)    The NTT CDBP

The NTT CDBP is a pension plan structure under which both NTT Group and its employees make contributions to the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As the NTT CDBP is considered a defined benefit pension plan, it is accounted for separately from the severance payments and the contract-type corporate pension plans as described in (2) above.

The following table presents a reconciliation of the changes in the benefit obligations and fair value of assets of the NTT CDBP at March 31, 2016 and 2017. NTT uses a March 31 measurement date.

	2016	2017
	Millions of yen
Change in benefit obligations:
Benefit obligation, beginning of year	¥1,683,431	¥1,910,252
Service cost	40,999	48,077
Interest cost	16,602	9,363
Actuarial loss (gain)	197,662	(86,300)
Other	11,647	(392)
Benefit payments	(40,089)	(43,595)

Benefit obligation, end of year	1,910,252	1,837,405

Change in fair value of plan assets:
Fair value of plan assets, beginning of year	1,165,104	1,146,880
Actual return on plan assets	(7,432)	38,071
Employer contributions	17,720	17,407
Employee contributions	3,270	3,350
Other	8,175	199
Benefits payments	(39,957)	(43,592)

Fair value of plan assets, end of year	1,146,880	1,162,315

At March 31:
Under-funded status	¥(763,372)	¥(675,090)

The following table provides the amounts recognized in the consolidated balance sheets:

	2016	2017
	Millions of yen
At March 31:
Liability for employees’ retirement benefits	¥(763,372)	¥(675,090)
Accumulated other comprehensive loss	269,435	162,590

Net amount recognized	¥(493,937)	¥(512,500)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	2016	2017
	Millions of yen
At March 31:
Net actuarial loss	¥327,178	¥212,898
Prior service cost(*)	(57,743)	(50,308)

Total	¥269,435	¥162,590

(*)	Prior service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the accumulated benefit obligation:

	2016	2017
	Millions of yen
At March 31:
Accumulated benefit obligation	¥1,618,499	¥1,569,815

The charges to income for employees’ retirement benefits for each of the three years in the period ended March 31, 2017 included the following components:

	2015	2016	2017
	Millions of yen
Service cost	¥37,281	¥40,999	¥48,077
Interest cost on projected benefit obligation	21,278	16,602	9,363
Expected return on plan assets	(25,825)	(28,708)	(28,008)
Amortization of net actuarial loss	5,783	4,997	17,717
Amortization of prior service cost	(7,487)	(7,513)	(7,464)
Employee contributions	(3,753)	(3,270)	(3,350)

Total	¥27,277	¥23,107	¥36,335

Other changes in plan assets and benefit obligations recognized as other comprehensive loss (income) for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	Millions of yen
Other comprehensive loss (income)
Net loss (gain) arising during period	¥6,359	¥233,802	¥(96,363)
Amortization of net actuarial loss	(5,783)	(4,997)	(17,717)
Amortization of prior service cost	7,487	7,513	7,464
Other	(3,236)	5,102	(229)

Total	¥4,827	¥241,420	¥(106,845)

The amounts of net actuarial loss and prior service cost included as accumulated other comprehensive loss (income) expected to be recognized as components of net periodic benefit cost for the fiscal year ending March 31, 2018 amount to ¥10,400 million and ¥(7,464) million, respectively.

The following table presents the weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost:

	2015	2016	2017
Weighted-average assumption used to determine benefit obligations at March 31
Discount rate	1.0%	0.5%	0.7%
Rate of compensation increase	3.4%	3.4%	3.4%

Weighted-average assumption used to determine net periodic benefit cost for years ended March 31
Discount rate	1.4%	1.0%	0.5%
Rate of compensation increase	3.4%	3.4%	3.4%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining the expected long-term rate of return on plan assets, NTT Group considers the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on analysis of historical results.

The following table presents the fair values of pension plan assets of NTT CDBP as of March 31, 2016 and 2017. Descriptions of fair value hierarchy and the inputs used in measuring fair value are presented in Note 17.

	As of March 31, 2016
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥7,562	¥7,562	—	—

Debt securities
Japanese government bonds/local government bonds	332,087	325,561	6,526	—
Domestic corporate bonds	75,967	—	75,967	—
Foreign government bonds	62,128	59,883	2,245	—
Foreign corporate bonds	364	103	261	—

Equity securities
Domestic	114,971	114,909	62	—
Foreign	93,561	93,561	—	0

Life insurance company general accounts	136,852	—	136,852	—

Others	1,743	—	2	1,741

Subtotal	825,235	601,579	221,915	1,741

Investments valued at NAV
Securities investment trust beneficiary certificates
Domestic/debt securities	106,456
Domestic/equity securities	76,900
Foreign/debt securities	32,385
Foreign/equity securities	19,917

Pooled funds	85,987

Total	¥1,146,880

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2017
	Total	Fair value measurements using
		Level 1	Level 2	Level 3
	Millions of yen
Cash and cash equivalents	¥20,678	¥20,678	—	—

Debt securities
Japanese government bonds/local government bonds	371,990	356,634	15,356	—
Domestic corporate bonds	99,497	—	99,497	—
Foreign government bonds	33,706	28,317	5,389	—
Foreign corporate bonds	736	655	81	—

Equity securities
Domestic	117,906	117,906	—	—
Foreign	62,799	62,799	—	0

Life insurance company general accounts	138,539	—	138,539	—

Others	1,324	—	1	1,323

Subtotal	847,175	586,989	258,863	1,323

Investments valued at NAV
Securities investment trust beneficiary certificates
Domestic/debt securities	112,629
Domestic/equity securities	71,141
Foreign/debt securities	25,640
Foreign/equity securities	18,582

Pooled funds	87,148

Total	¥1,162,315

Effective April 1, 2016, NTT Group adopted the provisions of ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)”, in which investments measured at fair value using the net asset value per share method (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy and are separately presented to permit reconciliation of total pension plan assets. Certain prior year amounts were reclassified to conform to the current year presentation.

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

Securities investment trust beneficiary certificates

Securities investment trust beneficiary certificates include bond investment trusts and foreign stock investment trusts. Fair value is evaluated on the basis of net asset value (NAV) per unit, which is reported by the trust operator. The NAV per unit is based on the total net asset value of the fund divided by the number of units outstanding.

Pooled funds

Underlying investments in pooled funds include government bonds, local government bonds, domestic stocks and foreign stocks. Fair value of pooled funds is measured based on NAV as reported by the trust operator.

Life insurance company general accounts

Life insurance company general accounts are the financial assets which the life insurance company guarantees a specified rate of return and principal and they are all classified as Level 2.

Others

Others include loans to employees and leasing receivables, which are classified as Level 3.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

NTT Group’s policy with respect to asset management planning is formulated with the ultimate objective of ensuring the steady disbursement of benefits in future periods. Therefore, the long-term objective of asset management is to secure the total profits deemed necessary to ensure pension financing. To achieve this, NTT Group selects various investments and takes into consideration their expected returns and risks and the correlation among them. NTT Group then sets the target allocation ratio for plan assets and endeavors to maintain that ratio. The target allocation ratios for plan assets are formulated from a mid- to long-term perspective and are reviewed annually. In the event that there is a significant change in the investment environment, NTT Group also reviews the target allocation ratios for plan assets as necessary. The weighted-average target allocation ratios for plan assets for the fiscal years ended March 31, 2016 and 2017 are as follows:

	2016	2017
Domestic bonds	48.6%	55.8%
Domestic stocks	14.9%	15.0%
Foreign bonds	10.0%	6.2%
Foreign stocks	14.4%	10.6%
Life insurance company general accounts	12.1%	12.4%

Total	100.0%	100.0%

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fiscal year ended March 31, 2017, with an objective of ensuring more stable pension financing, NTT Group revised the target allocation ratios for plan assets.

Domestic stocks include NTT’s and its affiliates’ common stock with an aggregate fair value of ¥5,401 million (0.5% of total plan assets) and ¥4,375 million (0.4% of total plan assets) at March 31, 2016 and 2017, respectively.

NTT Group expects to contribute ¥16,531 million to the NTT CDBP in the fiscal year ending March 31, 2018.

The estimated future benefit payments of the NTT CDBP are as follows:

Year ending March 31	Millions of yen
2018	¥42,180
2019	44,227
2020	44,996
2021	46,785
2022	48,375
2023-2027	249,111

Total	¥475,674

(c)	The Special Accounting Fund for the NTT CDBP

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

The Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, as are the former NTT Mutual Aid Plan and the current National Plan. It is considered a multi-employer plan and therefore contributions are recognized as expenses when contributions are required. The amounts of contributions were ¥40,028 million, ¥35,916 million and ¥30,801 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively, and NTT expects such contributions will decrease year by year. In addition, the Special Accounting Fund for the NTT CDBP is a social welfare pension scheme, and because the information required by its accounting standards is limited, additional quantitative information relating to participation in the multi-employer plan is not disclosed.

13.    Income taxes:

Total income taxes recognized for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	Millions of yen
Income from continuing operations	¥397,349	¥354,825	¥468,370
Other comprehensive income (loss) (Note 16)	50,100	(128,200)	43,359
Additional paid-in capital (Note 16)	(34,823)	—	(28,808)

Total income taxes	¥412,626	¥226,625	¥482,921

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Substantially all of NTT Group’s income before income taxes and equity in earnings (losses) of affiliated companies for all periods presented and the related income tax expenses (benefits) are related to domestic operations. During the fiscal year ended March 31, 2015, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 25.5%, a Corporate Inhabitant Tax of approximately 5% and a deductible Corporate Enterprise Tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 36%. During the fiscal year ended March 31, 2016, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 24.95%, a Corporate Inhabitant Tax of approximately 4% and a deductible Corporate Enterprise Tax of approximately 6%, which in the aggregate resulted in a combined statutory income tax rate of approximately 33%. During the fiscal year ended March 31, 2017, NTT and its domestic subsidiaries were subject to a National Corporate Tax of 24.43%, a Corporate Inhabitant Tax of approximately 4% and a deductible Corporate Enterprise Tax of approximately 4%, which in the aggregate resulted in a combined statutory income tax rate of approximately 31%. The rate of the Corporate Inhabitant Tax and Corporate Enterprise Tax differs depending on the municipalities.

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

NTT files a consolidated tax return with its wholly owned subsidiaries for National Corporate Tax purposes. The realizable amounts of deferred tax assets related to National Corporate Tax are assessed on the basis of the projected future taxable income of NTT and its wholly owned subsidiaries. As of March 31, 2017, NTT had 81 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations of the difference between the actual effective income tax rate of NTT Group and the statutory tax rate are as follows:

	Percent of income before income taxes and equity in earnings of affiliated companies
	2015	2016	2017
Statutory tax rate	35.60%	33.03%	30.83%
Expenses not deductible for tax purposes	0.42	0.23	1.36
Tax credits	(4.54)	(4.19)	(2.73)
Net change in valuation allowance	1.26	(5.82)	13.29
Effect of changes in the enacted tax rates	5.19	2.19	—
Equity in earnings (losses) of affiliated companies	0.11	0.07	0.40
Net effect of Verio Inc.’s worthless stock deduction	—	—	(13.16)
Other	(0.79)	1.18	0.67

Effective tax rate	37.25%	26.69%	30.66%

Significant components of deferred tax assets and liabilities at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
Deferred tax assets:
Liability for employees’ retirement benefits	¥531,614	¥505,000
Accrued enterprise tax	21,659	14,551
Property, plant, equipment, software and other	358,883	354,481
Compensated absences	76,631	77,275
Accrued bonus	32,771	34,386
Unamortized purchases of leased assets	5,801	4,035
Operating loss carryforwards	198,155	393,703
Accrued liabilities for loyalty programs	34,284	38,645
Deferred revenues regarding “Zutto Kurikoshi” and “Packet Kurikoshi”	15,820	9,235
Investments in affiliates	96,623	91,070
Marketable securities and other investments	16,278	25,715
Accounts receivable, trade	25,927	34,724
Other	147,307	149,529

Total gross deferred tax assets	1,561,753	1,732,349
Less—Valuation allowance	(167,147)	(379,493)

Total deferred tax assets	1,394,606	1,352,856

Deferred tax liabilities:
Unrealized gains on securities	(46,367)	(51,566)
Investment in subsidiary, principally arising upon issuance of stock	(207,594)	(168,961)
Property, plant, equipment and other	(122,843)	(123,137)
Identifiable intangible assets	(79,232)	(71,770)
Investments in affiliates	(45,038)	(45,527)
Prepaid pension costs	(25,080)	(31,479)
Other	(32,115)	(36,991)

Total gross deferred tax liabilities	(558,269)	(529,431)

Net deferred tax assets	¥836,337	¥823,425

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation allowance at March 31, 2016 and 2017 mainly related to deferred tax assets of NTT and certain subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net change in the total valuation allowance for the years ended March 31, 2015, 2016 and 2017 were an increase of ¥6,029 million, a decrease of ¥98,803 million and an increase of ¥212,346 million, respectively.

The impact of change in estimates about the realizability of deferred tax assets included in the net changes in the valuation allowance for the fiscal years ended March 31, 2015, 2016 and 2017 were a decrease of ¥13,362 million, a decrease of ¥90,774 million and a decrease of ¥18,372 million, respectively.

The decrease of ¥90,774 million for the fiscal year ended March 31, 2016 was due primarily to a decrease of ¥43,687 million for regional tax in NTT West related to the improvement of its forecast of future taxable income and a decrease of ¥32,698 million in NTT DOCOMO considering prudent and feasible tax-planning strategies that became available during the year.

On April 1, 2015, NTT America, Inc., a subsidiary of NTT Communications, merged with Verio Inc., a subsidiary of NTT America, Inc., in order to restructure its organization and concentrate its capabilities as a means of strengthening its cloud business. NTT America submitted a Pre-Filing Agreement request to recognize the loss on the shares of Verio Inc. as a deductible for income tax purposes to the Internal Revenue Service (“IRS”). NTT America received an approval from the IRS on July 2016. As a result, existing operating loss carryforwards of $2,209.4 million (¥234,268 million) were extinguished and NTT Group recognized $7,182.7 million (¥761,589 million) of new operating loss carryforwards in the fiscal year ended March 31, 2017. The operating loss carryforwards may offset the taxable income of NTT America, Inc. realized from the ordinary course of business through the end of the fiscal year ending March 31, 2036. The transaction resulted in an overall net increase of our deferred tax assets of $1,896.0 million (¥201,043 million), before valuation allowance.

As of March 31, 2016, NTT Group had recorded $36.3 million (¥4,099 million) in net deferred tax assets and $800.0 million (¥90,147 million) as a valuation allowance with respect to the operating loss carryforwards of NTT America, Inc. As of March 31, 2017, NTT Group considered all available positive and negative evidence and recognized $124.0 million (¥13,914 million) in net deferred tax assets for NTT America, Inc., which is the amount NTT determined to be more likely than not of being realized, and $2,608.7 million (¥292,676 million) in valuation allowance was recognized with respect to $6,857.4 million (¥769,339 million) of the operating loss carryforwards.

The following are the positive and negative evidence of NTT America, Inc. that NTT considered in arriving at the conclusion regarding the realizability of the related deferred tax assets.

Positive Evidence

History of three years cumulative income for the fiscal years ended March 31, 2016 and 2017.

Negative Evidence

Limited history of positive income.

Insufficient taxable income level compared with the operating loss carryforwards.

The inherent risk associated with the future forecasted results.

To realize the net deferred tax assets of $124.0 million (¥13,914 million), NTT America, Inc., will need to generate $325.3 million of future taxable income.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The increase in operating loss carryforwards did not have a material effect on NTT Group’s results of operations and financial condition. The recorded amount of the valuation allowance is reassessed at the end of each accounting year based on the forecast for taxable income and the realizability of deferred tax assets, which may lead to the recorded amount of the valuation allowance being reduced in the future.

Realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible and loss carryforwards are utilizable. Management considers the projected future taxable income, tax-planning strategies and scheduled reversal of deferred tax liabilities in making this assessment. Realization of substantially all of our deferred tax assets is dependent upon continued profitability and NTT anticipates that it will continue to generate substantial income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Net deferred tax assets at March 31, 2016 and 2017 are included in the consolidated balance sheets as follows:

	2016	2017
	Millions of yen
Deferred income taxes (current assets)	¥260,446	¥228,590
Deferred income taxes (investments and other assets)	746,561	768,871
Other current liabilities	(4,123)	(7,285)
Deferred income taxes (long-term liabilities)	(166,547)	(166,751)

Total	¥836,337	¥823,425

At March 31, 2017, NTT and certain subsidiaries had operating loss carryforwards for tax purposes of ¥1,177,661 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies by each tax jurisdiction as follows:

Year ended March 31, 2017	Millions of yen
Within 5 years	¥91,391
6 to 20 years	961,603
Indefinite periods	124,667

Total	¥1,177,661

At March 31, 2016 and 2017, the amount of unrecognized deferred tax liabilities for the portion of the undistributed earnings of NTT’s foreign subsidiaries that are indefinitely reinvested was immaterial.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2016
Millions of yen
Balance at March 31 2015	¥5,754
Increase in tax position of current year	491
Decrease in tax position of prior year	(1,302)
Foreign currency translation adjustments	362

Balance at March 31, 2016	¥5,305

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2017
Millions of yen
Balance at March 31, 2016	¥5,305
Increase in tax position of current year	1,012
Decrease in tax position of prior year	(1,060)
Foreign currency translation adjustments	(199)

Balance at March 31, 2017	¥5,058

The unrecognized tax benefit which would favorably affect the effective income tax rate in future periods was ¥5,305 million and ¥5,058 million at March 31, 2016 and 2017, respectively. NTT does not expect any material changes in its accrued liabilities for unrecognized tax benefits in the next 12 months. NTT Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense (benefit) in the consolidated statements of income. The total amounts of interest and penalties related to unrecognized tax benefits for the fiscal years ended March 31, 2015, 2016 and 2017 were immaterial. As of March 31, 2017, tax inquiries for NTT and its principal subsidiaries for fiscal years ended March 31, 2015 and prior have been completed by the tax authorities.

14.    Consumption tax:

Consumption tax payable or receivable is determined based on consumption taxes levied on operating revenues offset by consumption taxes directly incurred by the company when purchasing goods and services. Items in the consolidated statements of income are presented on a net basis of consumption tax.

15.    Redeemable noncontrolling interests:

An analysis of the changes for the fiscal years ended March 31, 2015, 2016 and 2017 in Redeemable noncontrolling interests is as follows:

	2015	2016	2017
	Millions of yen
Balance at beginning of year	¥25,912	¥28,272	¥45,097
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)	—	(419)	—
Balance at beginning of year (as adjusted )	25,912	27,853	45,097
Acquisition of new subsidiaries (Note 25)	—	11,728	—
Comprehensive income (loss)
Net income	1,090	1,393	1,656
Other comprehensive income (loss)
Unrealized gain (loss) on securities	—	(1)	—
Foreign currency translation adjustments	1,235	(947)	(1,280)
Cash dividends	—	4	(69)
Transactions with noncontrolling interests	35	5,067	5,415

Balance at end of year	¥28,272	¥45,097	¥50,819

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Equity:

Change in NTT’s shares of common stock and treasury stock for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)

Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	21,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	58,082
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,028)
Cancellation of treasury stock under resolution of the board of directors	(177,000,000)	(177,000,000)

Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	80,731,900
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	41,446
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,656)

Balance at March 31, 2017	2,096,394,470	81,026,959

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

On May 15, 2015, the Board of Directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the fiscal years ended March 31, 2014, 2015 and 2016 as well as for the previous fiscal year reflects the impact of the stock split.

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

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

The amount of statutory retained earnings of NTT available for the payments of dividends to shareholders as of March 31, 2017 was ¥637,401 million. In accordance with customary practice in Japan, appropriations of retained earnings are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings in the accompanying consolidated financial statements at March 31, 2017 include amounts representing final cash dividends of ¥120,922 million, or ¥60 per share, which were approved at the shareholders’ meeting held on June 27, 2017.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated other comprehensive income (loss)—

An analysis of the changes for the fiscal years ended March 31, 2016 and 2017 in accumulated other comprehensive income (loss) is shown below:

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232

Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(20,442)	(2,216)	(115,326)	(209,709)	(347,693)
Amounts reclassified from accumulated other comprehensive income	(12,518)	(1,863)	(273)	1,065	(13,589)

Other comprehensive income	(32,960)	(4,079)	(115,599)	(208,644)	(361,282)

Less—Comprehensive income attributable to noncontrolling interests	(8,058)	1,030	(19,569)	(19,100)	(45,697)

Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)

	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
	Millions of yen
Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)

Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 2)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	23,617	2,957	(25,168)	78,247	79,653
Amounts reclassified from accumulated other comprehensive income	(11,309)	(2,462)	511	12,787	(473)

Other comprehensive income	12,308	495	(24,657)	91,034	79,180

Less—Comprehensive income attributable to noncontrolling interests	7,236	(1,139)	5,427	7,585	19,109

Balance at March 31, 2017	¥114,283	¥(8,531)	¥87,378	¥(191,568)	¥1,562

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the change in accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2015, 2016 and 2017:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2017
	Pre-tax amount	Tax benefit / (expense)	Net-of-tax amount
	Millions of yen
Unrealized gain (loss) on securities arising during the period	¥32,774	¥(9,157)	¥23,617
Less—Reclassification adjustment for realized (gain) loss included in net income	(16,301)	4,992	(11,309)

Net change in unrealized gain (loss) on securities	16,473	(4,165)	12,308

Unrealized gain (loss) on derivative instruments arising during the period	¥4,897	¥(1,940)	¥2,957
Less—Reclassification adjustment for realized (gain) loss included in net income	(3,577)	1,115	(2,462)

Net change in unrealized gain (loss) on derivative instruments	1,320	(825)	495

Foreign currency translation adjustments arising during the period	¥(28,933)	¥3,765	¥(25,168)
Less—Reclassification adjustment for realized gain included in net income	776	(265)	511

Net change in foreign currency translation adjustments	(28,157)	3,500	(24,657)

Pension liability adjustments arising during period	¥116,297	¥(36,918)	¥79,379
Less—Reclassification adjustment,
Amortization of net actuarial loss (gain)	26,692	(8,152)	18,540
Amortization of transition obligation	48	(15)	33
Amortization of prior service cost	(8,532)	2,746	(5,786)
Other	(1,602)	470	(1,132)

Net change in pension liability adjustments	132,903	(41,869)	91,034

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2015, 2016 and 2017 was as follows:

	Amounts reclassified from accumulated other comprehensive income (loss)			Affected line items in consolidated statements of income
	2015	2016	2017
	Millions of yen
Unrealized gain (loss) on securities	¥(62)	¥17,997	¥16,248	Other, net
	93	(5,728)	(4,992)	Income tax expense (benefit)
	(198)	249	53	Equity in earnings (losses) of affiliated companies

	¥(167)	¥12,518	¥11,309	Net income

Unrealized gain (loss) on derivative instruments	¥2,494	¥2,814	¥3,647	Other, net
	(872)	(904)	(1,115)	Income tax expense (benefit)
	(34)	(47)	(70)	Equity in earnings (losses) of affiliated companies

	¥1,588	¥1,863	¥2,462	Net income

Foreign currency translation adjustments	¥3,453	¥273	¥—	Other, net
	—	—	265	Income tax expense (benefit)
	—	—	(776)	Equity in earnings (losses) of affiliated companies

	¥3,453	¥273	¥(511)	Net income

Pension liability adjustments	¥(631)	¥(1,583)	¥(18,208)	*
	412	518	5,421	Income tax expense (benefit)

	¥(219)	(1,065)	(12,787)	Net income

Total	¥4,655	¥13,589	¥473	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity transactions with noncontrolling interests—

The changes for the fiscal years ended March 31, 2015, 2016 and 2017 in Net income attributable to NTT and Increase in Additional paid in capital as a result of Equity transactions with noncontrolling interests are as follows:

	2015	2016	2017
	Millions of yen
Net income attributable to NTT	¥518,066	¥737,738	¥800,129
Transfers (to) from the noncontrolling interests:
Increase in additional paid-in capital attributable to tax effect by NTT DOCOMO’s share repurchase of its common stock (Note 13)	34,823	—	28,808
Increase (decrease) in additional paid-in capital attributable to change in NTT’s ownership interest by NTT DOCOMO’s share repurchase of its common stock	(14,802)	42,150	(45,316)
Other	(2,600)	(13,484)	(2,192)

Total	17,421	28,666	(18,700)

Change from net income attributable to NTT’s shareholders and transfers from the noncontrolling interests	¥535,487	¥766,404	¥781,429

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

On April 28, 2016, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

47,010,000 shares of its common stock at ¥125,174 million by way of market purchases based on the discretionary dealing contract until December 31, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.7%. Due primarily to these transactions, “Additional paid-in capital” decreased by ¥16,508 million in the consolidated balance sheet as of March 31, 2017.

17.    Fair Value Measurements:

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

Level 1—Quoted prices for identical assets or liabilities in active markets

Level 2—Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

Level 3—Unobservable inputs

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017 are as follows:

	2016
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥197,613	¥197,613	¥—	¥—
Foreign equity securities	131,817	131,817	—	—
Domestic debt securities	49,478	218	49,087	173
Foreign debt securities	37,499	10	37,489	—
Derivatives:
Forward exchange contracts	2,578	—	2,578	—
Interest rate swap agreements	107	—	107	—
Currency swap agreements	61,703	—	61,703	—

Liabilities
Derivatives:
Forward exchange contracts	12,148	—	12,148	—
Interest rate swap agreements	6,110	—	6,110	—
Currency swap agreements	13,838	—	13,838	—
Currency option agreements	¥2,414	¥—	¥2,414	¥—

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
	Millions of yen
Assets
Available-for-sale securities:
Domestic equity securities	¥198,482	¥198,482	¥—	¥—
Foreign equity securities	135,912	135,912	—	—
Domestic debt securities	59,138	214	58,759	165
Foreign debt securities	38,360	9	38,118	233
Derivatives:
Forward exchange contracts	1,137	—	1,137	—
Interest rate swap agreements	289	—	289	—
Currency swap agreements	71,930	—	71,930	—

Liabilities
Derivatives:
Forward exchange contracts	1,032	—	1,032	—
Interest rate swap agreements	3,938	—	3,938	—
Currency swap agreements	12,555	—	12,555	—
Currency option agreements	¥1,336	¥—	¥1,336	¥—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities—

Available-for-sale securities comprise marketable equity securities and debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets measured at fair value on a nonrecurring basis for the fiscal years ended March 31, 2016 and 2017 are as follows:

	2016
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥8,398	—	—	¥8,398	¥810
Cost method investments	2,416	—	—	2,416	4,429
Goodwill	13,438	—	—	13,438	4,719
Long-lived assets and other intangible assets	15,590	—	—	15,590	28,002

	2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
	Millions of yen
Assets
Real estate	¥7,338	—	—	¥7,338	¥1,129
Investments in affiliated companies	30,078	1,703	—	28,375	23,920
Cost method investments	1,289	—	—	1,289	3,523
Goodwill	227,871	—	—	227,871	53,294
Long-lived assets and other intangible assets	13,750	—	—	13,750	20,558

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

Investments in affiliated companies—

The fair value of investments in affiliated companies that are impaired as a result of an other than temporary decline in value are measured at fair value mainly based on the discounted cash flow method using unobservable inputs, resulting in a classification of such investments as Level 3 investments. The discount rates for the fiscal year ended March 31, 2017 used for the weighted average cost of capital amounted to 7.9%.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost method investments—

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring the fair value of such investments, the fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3.

Goodwill—

The fair value of the reporting units is determined by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projections, which are classified as Level 3. For the fiscal year ended March 31, 2017, the weighted average cost of capital and the permanent growth rate amounted to 10.0% and 2.3%, respectively. Goodwill impairment losses are recorded in the long distance and international communications business segment.

Long-lived assets and other intangible assets—

If the carrying amount of a long-lived asset or other intangible asset is evaluated to be unrecoverable, the long-lived asset or other intangible asset is written down to its fair value. Fair value is principally measured using the discounted cash flow method or appraisal by third parties, which is classified as level 3.

18.    Segment and geographic information:

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating revenue:

Year Ended March 31	2015	2016	2017
	Millions of yen
Operating revenue:
Regional communications business—
External customers	¥3,032,292	¥2,908,249	¥2,736,664
Intersegment	473,227	499,604	571,542

Total	3,505,519	3,407,853	3,308,206
Long distance and international communications business—
External customers	1,906,784	2,161,391	2,040,209
Intersegment	91,857	89,532	89,055

Total	1,998,641	2,250,923	2,129,264
Mobile communications business—
External customers	4,340,317	4,483,666	4,535,829
Intersegment	43,080	43,459	48,723

Total	4,383,397	4,527,125	4,584,552
Data communications business—
External customers	1,401,348	1,512,842	1,609,163
Intersegment	109,671	103,994	109,558

Total	1,511,019	1,616,836	1,718,721
Other—
External customers	414,576	474,849	469,151
Intersegment	857,664	819,617	813,120

Total	1,272,240	1,294,466	1,282,271
Elimination	(1,575,499)	(1,556,206)	(1,631,998)

Consolidated total	¥11,095,317	¥11,540,997	¥11,391,016

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit:

Year Ended March 31	2015	2016	2017
	Millions of yen
Segment profit:
Regional communications business	¥168,860	¥264,957	¥359,491
Long distance and international communications business	113,568	96,688	40,836
Mobile communications business	635,751	788,362	951,634
Data communications business	86,361	112,739	107,875
Other	67,481	74,042	77,308

Total segment profit	1,072,021	1,336,788	1,537,144
Elimination	12,545	11,361	2,645

Consolidated operating income	1,084,566	1,348,149	1,539,789
Other income	49,408	68,088	65,800
Other expenses	67,345	86,978	77,820

Consolidated income before income taxes and equity in earnings (losses) of affiliated companies	¥1,066,629	¥1,329,259	¥1,527,769

Equity in earnings (losses) of affiliated companies:
Regional communications business	¥(59)	¥544	¥180
Long distance and international communications business	916	46	(7)
Mobile communications business	(14,798)	(8,648)	(15,395)
Data communications business	87	124	(618)
Other	19,743	13,706	15,819

Consolidated total	¥5,889	¥5,772	¥(21)

Segment assets:

As of March 31	2015	2016	2017
	Millions of yen
Segment Assets:
Regional communications business	¥7,041,285	¥6,995,750	¥7,027,689
Long distance and international communications business	2,609,666	2,762,138	2,772,961
Mobile communications business	7,326,360	7,341,102	7,599,619
Data communications business	1,930,349	1,981,578	2,364,387
Other	10,589,357	10,932,317	10,891,660

Total segment assets	29,497,017	30,012,885	30,656,316
Elimination	(8,794,590)	(8,976,954)	(9,405,991)

Consolidated total	¥20,702,427	¥21,035,931	¥21,250,325

(Note)	1. “Other” segment assets include the shares of subsidiaries owned by NTT.

2.	“Elimination” includes offsetting the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary.

3.	Goodwill resulting from an acquisition is included in segment assets of the respective business in which the acquired business has been included. See Note 10 for additional details.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the fiscal year ended March 31, 2017, total assets in the data communications business segment increased by ¥382,809 million. This is mainly due to the acquisitions of Dell Systems Corporation and other companies and IT services-related assets. See Note 25 for additional details regarding these acquisitions.

Other significant items:

Year Ended March 31	2015	2016	2017
	Millions of yen
Depreciation and amortization:
Regional communications business	¥734,518	¥699,686	¥586,772
Long distance and international communications business	162,610	177,818	171,670
Mobile communications business	663,344	629,502	455,779
Data communications business	148,927	150,242	155,352
Other	113,814	104,701	89,260

Total segment	1,823,213	1,761,949	1,458,833
Elimination	4,785	4,376	3,402

Consolidated total	¥1,827,998	¥1,766,325	¥1,462,235

Capital investments for segment assets:
Regional communications business	¥666,164	¥622,131	¥583,358
Long distance and international communications business	197,971	227,564	244,859
Mobile communications business	661,862	595,264	597,078
Data communications business	141,041	134,030	158,140
Other	150,485	108,217	116,592

Consolidated total	¥1,817,523	¥1,687,206	¥1,700,027

Point program expenses:
Regional communications business	¥8,803	¥1,757	¥(467)
Long distance and international communications business	1,335	685	908
Mobile communications business	67,705	57,832	94,291

Consolidated total	¥77,843	¥60,274	¥94,732

Impairment losses—Goodwill:
Long distance and international communications business	3,464	4,719	53,294

Consolidated total	¥3,464	¥4,719	¥53,294

Impairment losses—Other:
Regional communications business	1,640	5,237	1,439
Long distance and international communications business	1,732	6,639	12,580
Mobile communications business	30,161	9,187	2,242
Data communications business	2,358	1,620	2,154
Other	2,848	5,319	2,143

Consolidated total	¥38,739	¥28,002	¥20,558

The capital investments in the above table represent the additions to fixed assets of each segment.

For additional details regarding Impairment losses—Goodwill, see Note 10.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As indicated in Note 7, Impairment losses—Other on Mobile communications business was mainly the impairment for long-lived assets of the multimedia broadcasting business for mobile devices.

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

As indicated in “Property, plant and equipment and depreciation” in Note 2, effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and reviewed the residual carrying amount of property, plant and equipment and made changes where necessary. As a result of the change in depreciation method, segment profit on a consolidated basis for the fiscal year ended March 31, 2017 increased by ¥79,373 million for “Regional communications business,” ¥6,633 million for “Long distance and international communications business,” ¥154,050 million for “Mobile communications business,” and ¥5,072 million for “Other,” decreased by ¥951 million for “Data communications business,” and increased by ¥244,177 million for “Total segment” and “Consolidated total.”

Transfers between operating segments are based on the values that approximate arm’s-length prices. Operating income is operating revenue less costs and operating expenses.

Geographic information:

Year Ended March 31	2015	2016	2017
	Millions of yen
Operating revenue:
Domestic	¥9,509,891	¥9,646,185	¥9,556,408
Foreign	1,585,426	1,894,812	1,834,608

Consolidated total	¥11,095,317	¥11,540,997	¥11,391,016

Operating Revenues are classified based on the geographic location of the service and products provided. NTT Group has not disclosed foreign long-term assets, as such amounts were immaterial.

There were no operating revenue from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the fiscal years ended March 31, 2015, 2016 and 2017.

19.     Leases:

NTT Group leases certain office space, employees’ residential facilities and other assets, recorded as either capital leases or operating leases.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Lease—Lessee—

Assets acquired under capital leases at March 31, 2016 and 2017 are as follows:

Class of property	2016	2017
	Millions of yen
Buildings	¥13,616	¥9,484
Machinery, vehicles and tools	79,520	62,430
Accumulated depreciation	(52,971)	(39,032)

Total	¥40,165	¥32,882

Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2017 are as follows:

Year ending March 31	Millions of yen
2018	¥16,840
2019	11,598
2020	8,522
2021	5,110
2022	3,181
Thereafter	3,025

Total minimum lease payments	48,276
Less—Amount representing interest	4,409

Present value of net minimum lease payments Less—Amounts representing estimated executory costs	43,867 3,869

Net minimum lease payments	39,998
Less—Current obligation	14,430

Long-term capital lease obligations	¥25,568

Operating Lease—Lessee—

Rental expenses under operating leases for land, buildings and equipment for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥267,544 million, ¥277,016 million and ¥288,038 million, respectively.

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31, 2017 are as follows.

Year ending March 31	Millions of yen
2018	¥41,176
2019	31,700
2020	23,207
2021	17,130
2022	13,236
Thereafter	38,841

Total	¥165,290

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Research and development expenses and advertising costs:

Research and development expenses—

Research and development costs are charged to expense as incurred. Research and development expenses amounted to ¥233,752 million, ¥213,435 million and ¥211,616 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Advertising expenses—

Advertising costs are charged to expense as incurred. Advertising expenses which are included in “Selling, general and administrative expenses” in the consolidated statements of income amounted to ¥101,266 million, ¥96,684 million and ¥95,280 million for the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

21.    Foreign currency exchange gain and loss:

Foreign currency exchange results (mainly arising from foreign currency borrowings) for the fiscal years ended March 31, 2015, 2016 and 2017 were a gain of ¥96 million and losses of ¥5,467 million and ¥13,936 million, respectively, and are included in “Other, net” of “Other income (expenses)” in the consolidated statements of income.

22.    Financial instruments:

Derivative instruments and, hedging activities—

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities. Such financial instruments are exposed to market risks such as interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements, currency option agreements and forward contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hedges—

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. As discussed in Note 11, NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay-floating/receive-fixed interest rate swaps, to protect the fair value of certain fixed rate debts in asset and liability management. NTT Group was not a counterparty to any interest rate swap agreements designated as instruments hedging the changes in fair value as of March 31, 2015, 2016 and 2017. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as, fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” of “Other income (expenses)” in the consolidated statements of income. Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recognized in the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	2015
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
	Millions of yen
Other, net	¥(57)	¥57

2016
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items
Millions of yen
Other, net	¥—	¥—

2017
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

The notional principal amounts of cash flow hedges at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
Forward exchange contracts	¥23,673	¥14,842
Interest rate swap agreements	163,911	157,387
Currency swap agreements	290,605	379,929

Changes in the fair value of cash flow hedges recorded in other comprehensive income (loss) for the fiscal years ended March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
Forward exchange contracts	¥(1,844)	¥476
Interest rate swap agreements	(2,893)	2,453
Currency swap agreements	(2,985)	(1,599)

Total	¥(7,722)	¥1,330

Amounts of gain (loss) on cash flow hedges reclassified from accumulated other comprehensive income (loss) into net income for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Consolidated statements of income item	2015	2016	2017
		Millions of yen
Forward exchange contracts	Other, net	¥(1,990)	¥642	¥205
Interest rate swap agreements	Other, net	(1,001)	(1,195)	(1,304)
Currency swap agreements	Other, net	5,485	3,372	4,746
Currency option agreements	Other, net	—	(5)	—

Total		¥2,494	¥2,814	¥3,647

As of March 31, 2017, approximately ¥3,374 million of deferred net income on derivative instruments in accumulated other comprehensive income (loss) is expected to be reclassified as earnings during the next twelve months when the related interest expense is recognized.

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notional principal amounts of the derivatives not designated as hedging instruments at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
Forward exchange contracts	¥430,949	¥89,494
Interest rate swap agreements	33,449	34,145
Currency swap agreements	49,572	203,097
Currency option agreements	63,651	28,937

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Consolidated statements of income item	2015	2016	2017
		Millions of yen
Forward exchange contracts	Other, net	¥(1,613)	¥(1,083)	¥(28,667)
Interest rate swap agreements	Other, net	(432)	215	(99)
Currency swap agreements	Other, net	(1,457)	1,244	15,286
Currency option agreements	Other, net	201	(2,572)	1,079
Forward contracts	Other, net	(145)	145	—

Total		¥(3,446)	¥(2,051)	¥(12,401)

Fair value of financial instruments—

The table that follows provides the estimated fair value of financial instruments. Assets and liabilities with carrying amounts that approximate fair values, such as cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll are not included in the table. Fair value information regarding “Marketable securities and other investments” is disclosed in Note 9.

	2016		2017
	Carrying amount	Fair value	Carrying amount	Fair value
	Millions of yen
Loans receivable	¥268,985	¥270,047	¥287,790	¥288,103
Long-term debt including current portion	¥4,022,980	¥4,165,577	¥3,850,382	¥3,953,632

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

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of derivative instruments and amounts recognized in the consolidated balance sheets at March 31, 2016 and 2017 are as follows.

The fair values of derivative instruments are measured by inputs derived principally from observable market data provided by financial institutions.

	2016	2017
	Millions of yen
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥224	¥640
Other assets	—	18
Interest rate swap agreements
Other assets	—	289
Currency swap agreements
Prepaid expenses and other current assets	46	41,142
Other assets	59,914	13,889

Subtotal	60,184	55,978

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	2,354	479
Interest rate swap agreements
Other assets	107	—
Currency swap agreements
Prepaid expenses and other current assets	1	11,970
Other assets	1,742	4,929

Subtotal	4,204	17,378

Total	¥64,388	¥73,356

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2016	2017
	Millions of yen
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥158	¥297
Other (Long-term liabilities)	267	77
Interest rate swap agreements
Other (Current liabilities)	88	15
Other (Long-term liabilities)	5,725	3,633
Currency swap agreements
Other (Current liabilities)	—	547
Other (Long-term liabilities)	13,336	11,635

Subtotal	19,574	16,204

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	11,551	488
Other (Long-term liabilities)	171	170
Interest rate swap agreements
Other (Current liabilities)	6	39
Other (Long-term liabilities)	292	251
Currency swap agreements
Other (Current liabilities)	1	52
Other (Long-term liabilities)	501	321
Currency option agreements
Other (Current liabilities)	604	112
Other (Long-term liabilities)	1,810	1,224

Subtotal	14,936	2,657

Total	¥34,510	¥18,861

Contingent features in derivative instruments—

At March 31, 2017, NTT Group had no material derivative instruments that contain credit risk-related contingent features which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

Concentrations of credit risk—

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at March 31, 2017.

23.    Financing receivables:

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

Rollforward of allowance for credit losses and recorded investment in financing receivables for the fiscal years ended March 31, 2016 and 2017 are as follows:

	2016
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(382)	(409)	390	10,053	(385)	9,267
Charge off	(105)	(1,501)	(411)	(5,969)	—	(7,986)
Recovery	3	59	—	2	—	64
Balance at March 31, 2016	5,174	4,359	940	11,006	4,303	25,782
collectively evaluated for impairment	5,095	1,546	417	11,006	28	18,092
individually evaluated for impairment	79	2,813	523	—	4,275	7,690
Financing receivable:
Balance at March 31, 2016	1,040,630	412,312	79,455	329,181	10,693	1,872,271
collectively evaluated for impairment	1,040,529	408,734	78,675	329,181	708	1,857,827
individually evaluated for impairment	101	3,578	780	—	9,985	14,444

	2017
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
	Millions of yen
Allowance for credit losses:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	(1,038)	436	19	13,113	5,361	17,891
Charge off	(36)	(724)	(154)	(10,479)	—	(11,393)
Recovery	2	71	—	3	—	76
Balance at March 31, 2017	4,102	4,142	805	13,643	9,664	32,356
collectively evaluated for impairment	4,013	1,457	523	13,643	52	19,688
individually evaluated for impairment	89	2,685	282	—	9,612	12,668
Financing receivable:
Balance at March 31, 2017	938,413	438,070	96,189	400,093	10,217	1,882,982
collectively evaluated for impairment	938,316	435,122	94,777	400,093	547	1,868,855
individually evaluated for impairment	97	2,948	1,412	—	9,670	14,127

Among financing receivables, the main receivables held by the financial subsidiaries are recognized as being in arrears on the basis of time passed since the payment date. Financing receivables determined to have no prospects for collecting contractual interest on the basis of past due date and other factors do not accrue interest.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financing receivables on nonaccrual status at March 31, 2016 and 2017 are as follows:

	2016	2017
	Millions of yen
Installment sales receivable	¥2,132	¥1,963
Lease receivable	2,735	2,619
Loans receivable	1,067	1,251
Credit receivable	9,160	12,299
Others	3,570	3,304

Total	¥18,664	¥21,436

NTT Group determines the credit quality of financing receivables on the basis of arrearages of receivables and the conditions of debtors, among other factors. Financing receivables for which arrearages continue over a long period are classified as “nonperforming receivables,” and all other receivables are classified as “performing receivables.” Analysis of the age of the recorded investment in financing receivables at March 31, 2016 and 2017 are as follows:

	2016
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥1,036,342	¥2,149	¥2,139	¥1,040,630	¥7
Lease receivable	480,481	4,650	2,884	488,015	149
Credit receivable	318,494	1,527	9,160	329,181	—
Others	7,409	7	3,637	11,053	—

Total	¥1,842,726	¥8,333	¥17,820	¥1,868,879	¥156

	2016
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥271,115	¥1,461	¥272,576	¥—

	2017
	Performing		Nonperforming	Total	Greater than 90 days and accruing
	Current	1-89 days past due	Greater than 90 days
	Millions of yen
Installment sales receivable	¥933,579	¥2,868	¥1,966	¥938,413	¥3
Lease receivable	524,262	2,498	2,700	529,460	81
Credit receivable	386,373	1,421	12,299	400,093	—
Others	7,076	4	3,391	10,471	—

Total	¥1,851,290	¥6,791	¥20,356	¥1,878,437	¥84

	2017
	Performing	Nonperforming	Total	Past due and accruing
	Current	Past due
	Millions of yen
Loans receivable	¥295,506	¥1,338	¥296,844	¥—

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NTT Group classifies financing receivables as impaired when, based on current information and events, it is probable that NTT Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, and identifies such impaired receivables as “Impaired financing receivables.” Impaired financing receivables at March 31, 2016 and 2017 are as follows:

	2016
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥1,059	¥760	¥1,059	¥1,132
With no related allowance recorded	¥—	¥—	¥—	¥543

	2017
	Recorded Investment	Related Allowance	Unpaid Principal Balance	Average Recorded Investment
	Millions of yen
With an allowance recorded	¥924	¥528	¥924	¥1,327
With no related allowance recorded	¥—	¥—	¥—	¥—

24.    Commitments and contingent liabilities:

Purchase commitments—

The aggregate amount of payments for commitments outstanding at March 31, 2017, including commitments for purchase of property, plant and equipment and other assets is as follows:

Fiscal year ending March 31	Millions of yen
2018	¥51,782
2019	60,337
2020	20,513
2021	2,446
2022	1,829
Thereafter	2,421

Total	¥139,328

Loan commitments—

NTT Group provides the cash advance service accompanying credit cards and other loan services. Total outstanding credit lines related to loan commitments of them as of March 31, 2016 and 2017 were ¥230,720 million and ¥249,100 million, respectively.

Credit lines are not necessarily executed to the maximum amount because these contracts contain a clause to lower the credit lines if there are reasonable grounds.

Loans guaranteed, among other things—

Contingent liabilities at March 31, 2016 and 2017 for loans guaranteed, among other things, amounted to ¥79,289 million and ¥75,791 million, respectively.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2017, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

25.    Business combinations:

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

Acquisitions of Dell Systems Corporation and Other Companies and IT Services-Related Businesses

On November 2, 2016 (U.S. time), NTT DATA acquired 100% of the outstanding shares of Dell Systems Corporation, Dell Technology & Solutions Limited, and Dell Services Pte. Ltd., and 100% of the equity interests of U.S. Services L.L.C., from Dell Inc., through three of its subsidiaries including NTT DATA, Inc., and these companies became its consolidated subsidiaries. In addition, NTT DATA acquired Dell Group’s IT services-related businesses, mainly located in North America, through three of its subsidiaries including NTT DATA, Inc. (“NTT DATA Services department*1”). The total acquisition cost for these acquisitions was ¥317,179 million in cash.

Through these acquisitions, NTT DATA intends to expand its business in various industries in North America and enhance its cloud services and BPO services using cutting-edge technology.

The costs associated with this acquisition in the amount of ¥4,338 million are included in “Selling, general and administrative expenses” in the consolidated statements of income.

These acquisitions will be recorded in accordance with the acquisition method. However, as neither the identification of identifiable assets and liabilities nor the calculation of fair value had been completed as of the fiscal year ended March 31, 2017, NTT provisionally accounted for the acquisitions on the basis of reasonable information available currently.

*1	“NTT DATA Services department” is the collective term of Dell Systems Corporation, Dell Technology & Solutions Limited, Dell Services Pte. Ltd. and Dell Group’s IT services-related businesses.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provisional amount of assets acquired and liabilities assumed by NTT on the date of acquisitions as follows:

November 2, 2016
Millions of yen
Current assets	¥52,415
Property, plant and equipment	47,306
Intangible assets and Other	103,443

Total assets acquired	203,164

Current liabilities	21,210
Long-term liabilities	14,446

Total liabilities assumed	35,656

Total net assets acquired	167,508

Goodwill	149,671

Acquisition cost	¥317,179

The recognized goodwill represents a reasonable estimate of the expected synergies of the NTT DATA Services department from its future business expansion and is recorded in the data communications business segment. A portion of the goodwill is expected to be deductible for tax purposes.

Operating revenues and income before income taxes from NTT DATA Services department that were included in the consolidated financial statements for the fiscal year ended March 31, 2017 were ¥70,273 million and ¥760 million, respectively. The results of operation of NTT DATA Services department are consolidated with NTT Group with a two-month lag period. Therefore, the consolidated statements of income for NTT Group for the fiscal year ended March 31, 2017 reflect the results of operation for NTT DATA Services department for the period from the acquisition date to January 31, 2017.

The table below shows unaudited pro forma financial information for NTT Group as adjusted to include NTT DATA Services department as if it had been consolidated from April 1, 2015. NTT Group’s operating revenues, income before income taxes, net income attributable to NTT and earnings per share for the fiscal years ended March 31, 2016 and 2017, on an unaudited pro forma basis as adjusted to include NTT DATA Services department, were as follows:

	2016	2017
	Millions of yen
Operating revenues	¥11,882,318	¥11,615,994
Income before income taxes	¥1,335,863	¥1,540,903
Net income attributable to NTT	740,133	804,892
Earnings per share (Yen)	351.48	393.27

26. Subsequent events:

For information on NTT’s acquisition of treasury stock, see Note 16.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED MARCH 31

	Balance at beginning of period	Additions charged to costs and expenses	Deductions(*1)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2015:
Allowance for doubtful accounts	¥46,893	¥28,504	¥(32,167)	¥43,230

Fiscal year ended March 31, 2016:
Allowance for doubtful accounts	¥43,230	¥32,200	¥(30,194)	¥45,236

Fiscal year ended March 31, 2017:
Allowance for doubtful accounts	¥45,236	¥37,603	¥(34,213)	¥48,626

*1:	Primarily amounts written off.

		Additions(*1)
	Balance at beginning of period	Charged to income tax expense	Charged to other Accounts	Deductions(*1,2)	Balance at end of period
	Millions of yen
Fiscal year ended March 31, 2015:
Valuation allowance—Deferred tax assets	¥259,921	¥26,839	¥17,449	¥(38,259)	¥265,950

Fiscal year ended March 31, 2016:
Valuation allowance—Deferred tax assets	¥265,950	¥9,011	¥364	¥(108,178)	¥167,147

Fiscal year ended March 31, 2017:
Valuation allowance—Deferred tax assets	¥167,147	¥314,539	¥16,510	¥(118,703)	¥379,493

*1:	Additions and deductions for the fiscal year ended March 31, 2017 in the table above included an addition of ¥302,491 million and a deduction of ¥90,147 million due to NTT America, Inc.’s merger with Verio Inc., its subsidiary. Please see Note 13 for additional details.
*2:	Deductions in the table above mainly consist of changes in estimates of the realizability of deferred tax assets. The amounts of change in estimates of the realizability of deferred tax assets for the years ended March 31, 2015, 2016 and 2017 are presented in Note 13.